Form 20-F
period 2012-12-31
Reynolds Group Holdings Ltd
filed 2013-03-13
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Exact name of Registrant as specified in its charter)

Not applicable	New Zealand
(Translation of Registrant's name into English)	(Jurisdiction of incorporation or organization)
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive offices)

c/o Reynolds Group Holdings Limited Level Nine 148 Quay Street Auckland 1010 New Zealand Attention: Joseph Doyle Tel 847 482 2409 Fax 847 615 6417 Email: enquiries@reynoldsgroupholdings.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Reynolds Group Holdings Limited
(Registrant)

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
March 12, 2013

ANNUAL REPORT
For the fiscal year ended December 31, 2012

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: 847 482 2409
Fax: 847 615 6417
Email: enquiries@reynoldsgroupholdings.com

ANNUAL REPORT
For the fiscal year ended December 31, 2012

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: 847 482 2409
Fax: 847 615 6417
Email: enquiries@reynoldsgroupholdings.com

Introductory Note

In this annual report, references to “we,” “us,” “our” or the "RGHL Group" are to Reynolds Group Holdings Limited ("RGHL") and its consolidated subsidiaries, unless otherwise indicated. Certain terms used in this annual report are defined in the glossary starting on page 168.

We have prepared this annual report pursuant to (i) the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to those of our outstanding notes covered by effective registration statements filed with the United States Securities and Exchange Commission (the “SEC”), (ii) the requirements of the indentures that govern certain of our outstanding notes that are not covered by an effective registration statement filed with the SEC, and (iii) the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). The notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020

•	The February 2012 9.875% Senior Notes due 2019

•	The August 2011 7.875% Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021

•	The October 2010 7.125% Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019

•	The May 2010 8.500% Senior Notes due 2018

•	Notes not covered by an effective registration statement filed with the SEC (collectively, the “2007 Notes”), comprised of:

•	The 2007 8.000% Senior Notes due 2016 and the 9.500% Senior Subordinated Notes due 2017

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group ("Bev Pack"), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.à r.l. ("BP II"), subsidiaries of RGHL, which information is included in this annual report. These indentures, as well as our Senior Secured Credit Facilities, are described more fully in this annual report.

Non-GAAP Financial Measures

In this annual report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization, or “EBITDA” and “Adjusted EBITDA,” each with the meanings and as calculated as set forth in “Item 5. Operating and Financial Review and Prospects — Results of Operations.” These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. These measures may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS, as applicable, included in this annual report. See “Item 3. Key Information — Risk Factors — Risks Related to Our Structure, the Guarantees, the Collateral, the Reynolds Notes and the 2007 Notes — The calculation of EBITDA pursuant to the indentures governing the Reynolds Notes and the 2007 Notes permits certain estimates and assumptions that may differ materially from actual results, and the estimated savings expected from our cost saving plans may not be achieved.”

Forward-Looking Statements

This annual report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate," "plan," “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•
risks related to acquisitions, including completed and future acquisitions, such as the risks that we may be unable to complete an acquisition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such acquisitions, including risks related to integration of our acquired businesses;

•	risks related to the future costs of energy, raw materials and freight;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to downturns in our target markets;

•	risks related to increases in interest rates which would increase the cost of servicing our debt;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to exchange rate fluctuations;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to the impact of a loss of one of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	risks related to our pension plans;

•	risks related to our dependence on key management and other highly skilled personnel; and

•	risks related to other factors discussed or referred to in this annual report, including in "Item 3. Key Information — Risk Factors.”

The risks described above and the risks disclosed in or referred to in this annual report are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

General Information

We are a leading global manufacturer and supplier of consumer, beverage and foodservice packaging products. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments.

We operate through six segments:

•	SIG, which manufactures aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces.

•	Evergreen, which manufactures fresh carton packaging for beverage products, primarily for the juice and milk end-markets.

•	Closures, which manufactures plastic beverage caps, closures and high speed rotary capping equipment, primarily for the carbonated soft drink, non-carbonated soft drink and bottled water markets.

•	Reynolds Consumer Products, which manufactures branded and store branded consumer products including aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•	Pactiv Foodservice, which manufactures foodservice and food packaging products.

•	Graham Packaging, which manufactures blow molded plastic containers for consumer products.

We are part of a group of private companies based in New Zealand that are wholly-owned by Mr. Graeme Hart, our strategic owner.

Presentation of Financial Information

RGHL was incorporated under the Companies Act 1993 of New Zealand on May 30, 2006. RGHL is a holding company that operates through six segments (SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging) that it acquired in a series of transactions. The segments that comprise the RGHL Group have not been owned, directly or indirectly, by a single company that consolidated their financial results or operated them as a single combined business for all the years for which financial results are presented in this annual report. See "Item 4. Information on RGHL — History and Development" for details related to the transactions by which the RGHL Group has been formed.

The table below summarizes the audited financial statements and selected financial information that are presented herein, prepared in accordance with IFRS as issued by the IASB:

Year Ended December 31,
	2012	2011(1)	2010(2)	2009	2008(3)
RGHL Group	Financial statements as of and for the year ended December 31, 2012	Financial statements as of and for the year ended December 31, 2011	Financial statements for the year ended December 31, 2010 and selected financial information as of December 31, 2010	Selected financial information as of and for the year ended December 31, 2009	Selected financial information as of and for the year ended December 31, 2008
Beverage Packaging Holdings Group(4)	Financial statements as of and for the year ended December 31, 2012	Financial statements as of and for the year ended December 31, 2011	Financial statements for the year ended December 31, 2010 and selected financial information as of December 31, 2010	Selected financial information as of and for the year ended December 31, 2009	Selected financial information as of and for the year ended December 31, 2008
Beverage Packaging Holdings (Luxembourg) I S.A.(5)	Financial statements as of and for the year ended December 31, 2012	Financial statements as of and for the year ended December 31, 2011	Financial statements for the year ended December 31, 2010	N/A	N/A

(1)	Includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

(2)	Includes the operations of Pactiv for the period from November 16, 2010 to December 31, 2010.

(3)
Includes a full year of operations of Evergreen and SIG and ten months of operations of Closures, the Reynolds consumer products business prior to the Pactiv Acquisition and the Reynolds foodservice packaging business prior to the Pactiv Acquisition.

(4)	Included in this annual report to satisfy reporting requirements under the indentures governing the Reynolds Notes and the 2007 Notes.

(5)
Included in this annual report pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of BP I constitutes a substantial portion of the collateral that secures the Reynolds Notes.

Selected Historical Consolidated Financial Data

RGHL Group

The selected historical financial data of the RGHL Group as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from the RGHL Group's audited financial statements included elsewhere in this annual report. The selected historical financial data of the RGHL Group as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from the RGHL Group's audited financial statements which are not included in this annual report.

The following data should be read in conjunction with the RGHL Group's audited financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “— Risk Factors.”

(In $ million)	2012	2011(1)(2)	2010(3)	2009(4)	2008(5)
Income Statement Data
Revenue(6)	13,830	11,819	6,801	5,931	6,041
Gross profit(6)	2,620	2,094	1,277	1,240	732
Profit (loss) from operating activities	1,337	925	667	758	(6)
Net financial expenses	(1,404)	(1,398)	(686)	(492)	(244)
Profit (loss) before income tax	(67)	(473)	(19)	266	(250)
Income tax benefit (expense)	37	56	(78)	(149)	63
Profit (loss) for the year	(30)	(417)	(97)	117	(187)
Balance Sheet Data
Cash and cash equivalents	1,556	597	664	516	387
Trade and other receivables	1,443	1,509	1,150	683	710
Inventories	1,612	1,764	1,281	756	828
Property, plant and equipment	4,363	4,546	3,266	1,825	1,940
Intangible assets	12,274	12,545	8,748	3,279	3,361
Total assets	22,508	21,911	15,976	7,762	7,926
Trade and other payables — current	1,808	1,760	1,246	761	710
Borrowings — current	524	521	141	112	2,361
Borrowings — non-current	17,378	16,625	11,701	4,842	2,544
Total liabilities	22,711	22,092	15,712	6,658	6,900
Net assets (liabilities)	(203)	(181)	264	1,104	1,026
Other Data
Cash provided from (used by):
Operating activities	918	443	383	770	451
Investing activities	(539)	(2,502)	(4,588)	(135)	(2,722)
Financing activities	555	2,006	4,345	(501)	2,347
Capital expenditures	650	520	337	292	288
EBITDA	2,471	1,897	1,171	1,260	471
Adjusted EBITDA	2,564	2,124	1,251	1,130	785
Ratio of earnings to fixed charges(7)	—	—	—	1.6x	—

(1)
Represents a full year of operations for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Pactiv Foodservice includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011. Results also include the operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase accounting for the acquisition of Graham Packaging.

(3)
Represents a full year of operations for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include the Hefty consumer products and the Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

(4)
Represents a full year of operations for the SIG, Evergreen and Closures segments, the Reynolds consumer products business prior to the acquisition of Pactiv and the Reynolds foodservice packaging business prior to the acquisition of Pactiv.

(5)
Represents a full year of operations for the SIG and Evergreen segments and 10 months of operations for the Closures segment, the Reynolds consumer products business prior to the acquisition of Pactiv and the Reynolds foodservice packaging business prior to the acquisition of Pactiv.

(6)
The information presented for the years ended December 31, 2011, 2010, 2009 and 2008 has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information.

(7)
The ratio of earnings to fixed charges is calculated by dividing earnings before income taxes from continuing operations by fixed charges of continuing operations. For the years presented, fixed charges consisted of interest expense, amortization and the write-off of financing costs and original issue discount, and management's estimate of interest within rent expense using an approximate interest factor. Due to pre-tax losses in 2012, 2011, 2010, and 2008, the ratio coverage was less than 1.0x. The RGHL Group would have needed to generate additional earnings of $92 million, $488 million, $34 million, and $258 million in 2012, 2011, 2010, and 2008, respectively, in order to achieve a coverage of 1.0x.

Bev Pack

The selected historical combined financial data of Bev Pack as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from Bev Pack's audited combined financial statements included elsewhere in this annual report. The selected historical combined financial data of Bev Pack as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from Bev Pack's audited combined financial statements which are not included in this annual report.

The following data should be read in conjunction with Bev Pack's audited combined financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “— Risk Factors.”

(In $ million)	2012	2011(1)(2)	2010(3)	2009(4)	2008(5)
Income Statement Data
Revenue(6)	13,830	11,819	6,801	5,931	6,041
Gross profit(6)	2,620	2,094	1,277	1,240	732
Profit (loss) from operating activities	1,369	927	671	758	(6)
Net financial expenses	(1,422)	(1,414)	(698)	(487)	(229)
Profit (loss) before income tax	(53)	(487)	(27)	271	(235)
Income tax benefit (expense)	41	60	(75)	(148)	35
Profit (loss) for the year	(12)	(427)	(102)	123	(200)
Balance Sheet Data
Cash and cash equivalents	1,556	597	663	515	387
Trade and other receivables	1,433	1,504	1,145	683	709
Inventories	1,612	1,764	1,281	756	828
Property, plant and equipment	4,363	4,546	3,266	1,825	1,939
Intangible assets	12,274	12,545	8,748	3,279	3,361
Total assets	22,191	21,635	15,714	7,535	7,738
Trade and other payables — current	1,791	1,749	1,236	756	710
Borrowings — current	523	520	140	112	1,734
Borrowings — non-current	17,394	16,641	11,717	4,858	2,559
Total liabilities	22,700	22,092	15,716	6,676	6,273
Net assets (liabilities)	(509)	(457)	(2)	859	1,465

(1)
Represents a full year of operations for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Pactiv Foodservice includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011. Results also include the operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

(2)
In accordance with IFRS 3 (revised) "Business Combinations," the information presented as of December 31, 2011 has been revised to reflect the effect of the finalization of the purchase accounting for the acquisition of Graham Packaging.

(3)
Represents a full year of operations for the SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include the Hefty consumer products and the Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

(4)
Represents a full year of operations for the SIG, Evergreen and Closures segments, the Reynolds consumer products business prior to the acquisition of Pactiv and the Reynolds foodservice packaging business prior to the acquisition of Pactiv.

(5)
Represents a full year of operations for the SIG and Evergreen segments and 10 months of operations for the Closures segment, the Reynolds consumer products business prior to the acquisition of Pactiv and the Reynolds foodservice packaging business prior to the acquisition of Pactiv.

(6)
The information presented for the years ended December 31, 2011, 2010, 2009 and 2008 has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of Bev Pack's audited combined financial statements included elsewhere in this annual report for additional information.

Risk Factors

Holders of our securities should carefully consider the following risk factors, in addition to the other information presented in this annual report, including the discussions set forth in "Item 4. Information on RGHL" and "Item 5. Operating and Financial Review and Prospects" and all the financial statements and related notes, in evaluating our business and an investment in the Reynolds Notes or the 2007 Notes. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of such notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may materially and adversely impact our business, financial condition or results of operations.

Risks Related to Our Business

The RGHL Group’s lack of an operating history as a single company combining all of the RGHL Group’s segments and the challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult.

The RGHL Group’s lack of an operating history as a single company combining all of our segments for all years presented in this annual report makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

Although the financial statements of the RGHL Group included in this annual report reflect the operations of our SIG, Evergreen and Closures segments and the operations of our Reynolds consumer products business and Reynolds foodservice packaging business, which are part of our Reynolds Consumer Products and Pactiv Foodservice segments, respectively, we did not operate these businesses during all of the years presented, even though they are presented as combined in the RGHL Group's financial statements. These businesses have been under common ownership and control through entities ultimately 100% owned by Mr. Graeme Hart for several years. However, these businesses were not owned, directly or indirectly, by a single company that consolidated their financial results or managed them on a combined basis prior to September 1, 2010. In addition, the RGHL Group’s financial statements reflect the operations of (i) our Pactiv foodservice packaging and Hefty consumer products businesses only for the period from November 16, 2010 to December 31, 2010 and for the years ended December 31, 2011 and 2012, (ii) Dopaco (included in our Pactiv Foodservice segment) only for the period from May 2, 2011 to December 31, 2011 and for the year ended December 31, 2012 and (iii) Graham Packaging only for the period from September 8, 2011 to December 31, 2011 and for the year ended December 31, 2012, reflecting the respective dates on which we acquired these businesses.

Our business and financial performance may be harmed by future increases in raw material, energy and freight costs.

Raw material costs historically have represented a significant portion of our cost of sales, so changes in raw material prices may impact our results of operations. The primary raw materials used to manufacture our products are plastic resin (particularly high-density polyethylene (“HDPE"), polypropylene (“PP”), polyethylene (“PE"), polystyrene ("PS") and polyethylene terephthalate ("PET")), aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). The prices of our raw materials have fluctuated significantly in recent years. See "Item 5. Operating and Financial Review and Prospects — Key Factors Influencing our Financial Condition and Results of Operations — Raw Materials and Energy Prices."

Fluctuations in raw material costs can adversely affect our business because most of our purchases of raw materials are based on negotiated rates with suppliers, which are tied to published indices. We typically do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials. While we regularly enter into hedging agreements for some of our raw materials and energy sources, such as aluminum, resin and natural gas, to minimize the impact of such fluctuations, these hedging agreements do not cover all our needs. Although many of our customer pricing agreements include raw material cost pass-through mechanisms, which mitigate the impact of changes in raw material costs, the contractual price adjustments do not occur simultaneously with commodity price fluctuations. Additionally, some of our businesses, such as SIG and the branded business of Reynolds Consumer Products, generally do not use such cost pass-through mechanisms in their customer pricing agreements, and in the businesses that use such mechanisms, they do not cover all of their sales. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. We also use price increases, where possible, to mitigate the effect of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. However, there is no assurance that increases in raw material costs may be covered by increases in pricing. As a result, we often are not able to pass on price increases to our customers on a timely basis, if at all, and consequently do not always recover the lost margin resulting from the price increases. Moreover, an increase in the selling prices for the products we produce resulting from a pass-through of increased raw material costs or freight costs could have an adverse impact on the volume of units we sell and decrease our revenue.

In addition to our dependence on primary raw materials, we are also dependent on different sources of energy for our operations, such as coal, fuel oil, electricity and natural gas. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as it incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. However, there is no assurance that we can sustain the level of productivity improvements and cost reduction measures in the future. In addition, if some of our large contracts were to be terminated for any reason or not renewed upon expiration, or if market conditions were to substantially change resulting in a significant increase in the price of coal, fuel oil, electricity and/or natural gas, we may not be able to find alternative, comparable suppliers or suppliers capable of providing coal, fuel, electricity and/or natural gas on terms or in amounts satisfactory to us. As a result of any of these events, our business, financial condition and operating results may suffer.

We are also dependent on third parties for the transportation of both our raw materials and the products we sell. In certain jurisdictions, we are exposed to import duties and freight costs, the latter of which is influenced by carrier availability and the fluctuating costs of oil and other transportation costs.

Our business and financial performance may be adversely affected by downturns in the markets that we serve.

Many of our products are packaging for products manufactured by other companies, so demand for our products is directly affected by consumer consumption of the products sold in the packages we produce. General economic conditions affect consumption in SIG's, Evergreen's, Closures' and Graham Packaging's primary end-use markets, including beverage products, such as milk, other dairy products, juices, bottled water and carbonated and non-carbonated soft drinks, as well as the liquid food market and other packaged consumer products. Reynolds Consumer Products depends on the market conditions in the retail industry and consumer demand for its products such as aluminum foil, wraps and bags, which are also affected by general economic conditions. Similarly, demand for our Pactiv Foodservice products depends on the market conditions in the foodservice industry, including restaurant demand, and consumer demand for its products.

Downturns or periods of economic weakness or increased prices in these consumer markets have resulted in the past, and could result in the future, in decreased demand for our products. In particular, our business has been in the past, and could be in the future, adversely affected by any economic downturn that results in difficulties for any of our major customers, including retailers. For example, the continuing uncertainty about future economic conditions globally, and in the United States and Europe in particular, could negatively impact our customers and adversely affect our results of operations. These conditions are beyond our control and may have an impact on our sales and results of operations. Macro-economic issues involving the broader financial markets, including the housing and credit systems and general liquidity issues in the securities markets, have negatively impacted the economy and may negatively affect our growth. In addition, weak economic conditions and declines in consumer spending and consumption have in the past harmed, and may in the future harm, our operating results. In the United States, the economic downturn has also reduced demand for branded consumer products such as waste and storage bags, with customers shifting towards purchases of lower priced store branded products.

Increased competition could reduce our sales and profitability and adversely affect our financial condition and results of operations.

All of our segments operate in highly competitive markets. Some of our segments, such as SIG and Evergreen, operate in markets with a limited number of key global competitors. Some of those competitors have a significantly higher market share than we do globally or in the geographic markets in which we compete and may have substantially greater financial and other resources than we do. The global beverage caps and closures market is highly fragmented, with Closures being one of a relatively small number of key global participants. Reynolds Consumer Products faces significant competition in all of its product lines from numerous national and regional companies of various sizes and cost structures. The foodservice market is also highly fragmented, with Pactiv Foodservice being one of the few participants with a product range that spans most of the foodservice product categories. Some competitors offer a more specialized variety of packaging materials and concepts and may serve more geographic regions through various distribution channels. Graham Packaging has a significant market share in rigid blow-molded plastic containers in North America but faces increasing competition in that market. The competitive issues faced by each of our segments are discussed in more detail in "Item 4. Information on RGHL — Business Overview — Competition."

We believe that the aseptic and fresh carton packaging, paper and beverage caps and closures businesses are highly competitive, and product pricing is a key competitive factor. Besides product pricing, we also compete by offering customers volume rebates, marketing allowances and extended payment terms for purchases of our filling machines. As a result, unless we are able to control our operating costs, our gross margin may be adversely affected. It is possible that we will lose customers in the future, which would adversely affect our business and results of operations.

Although capital costs in many of our businesses, particularly in the aseptic and fresh carton packaging and beverage caps and closures industries, are high and there are intellectual property and technological barriers to entry, we also face the threat of competition in the future from new entrants from other segments in the packaging market or outside the packaging market, as well as from existing suppliers. For example, SIG faces potential competition, particularly in emerging markets like Russia and East Asia, from companies that supply carton sleeves to customers who already own filling machines. These competitors do not incur the capital costs associated with the production and supply of filling machines and are, therefore, able to provide carton sleeves at a lower cost. As a result, to the extent there are new entrants, it may become difficult for us to increase or even maintain our carton sleeves prices. In addition to other aseptic and fresh carton packaging suppliers, our aseptic and fresh carton packaging businesses also face competition from packaging made from PET and other substrates. The prices that we can charge for our products and systems are therefore constrained by the availability and cost of substitutes. For example, in the German market, PET substitution in the juice segment has adversely impacted our results of operations. Some customers or potential customers of our caps and closures business, especially in emerging markets, might explore the option to self-manufacture caps and closures, which may adversely affect our financial condition and results of operations.

Evergreen competes in the paper, cupstock and ovenable packaging board markets. Some of our competitors in these markets have lower costs than we do and may be less adversely affected than we are by price declines or by increases in raw material costs. In addition, several of our competitors in these markets have significantly greater financial and other resources and a lower product cost basis than we have and thus can better withstand adverse economic or market conditions. Moreover, changes within the paper industry have occurred, including the consolidation of producers of products that compete with us, consolidation within the distribution channels for our products, and the increased use of electronic data transmission, and may continue to occur, and may adversely affect our business and financial performance.

Reynolds Consumer Products is subject to intense competition in a marketplace dominated by large retailers. We compete with diverse manufacturers of consumer products including large and well-established multinational companies, as well as regional and local companies. Our principal customers are grocery stores, mass-merchants, clubs, discount stores and drug stores. The rapid growth of these large retailers, together with changes in consumer purchasing patterns, have contributed to the formation of dominant multi-category retailers that have strong negotiating power with suppliers. Current trends among such retailers include fostering high levels of competition among suppliers, demanding innovative new products from suppliers and requiring suppliers to maintain or reduce product prices and deliver products within shorter lead times. Other trends include consumers shifting purchasing channels by moving away from grocery stores and towards clubs and mass-merchants and retailers importing products directly from foreign sources and sourcing and selling products under their own store brands, which compete with our Reynolds and Hefty branded products.

Pactiv Foodservice is subject to intense competition mainly from significantly smaller competitors, many of whom have lower fixed costs. Certain competitors offer a more specialized variety of packaging materials and concepts.

Graham Packaging operates in a competitive environment. In the past, Graham Packaging has encountered pricing pressures in its markets and could experience further declines in prices of plastic packaging as a result of competition. Although Graham Packaging has been able over time to partially offset pricing pressures by reducing its cost structure and making the manufacturing process more efficient, Graham Packaging may not be able to continue to do so in the future.

The combination of these market influences has created an intensely competitive environment in which our customers continuously evaluate their suppliers, often resulting in downward pricing pressures and the need for large, consumer-meaningful brands, continuous introduction and commercialization of innovative new products, continuing improvements in customer service and the maintenance of strong relationships with large, high-volume purchasers. We also face intense competition from consumer product companies, as most of our products compete with other widely advertised brands within each product category and with store branded products. We also face the risk of changes in the strategy or structure of our major retailer customers, such as overall store and inventory reductions and retailer consolidation. The intense competition in the retail sector combined with the current economic environment may result in a number of retailers experiencing financial difficulty or failing in the future. As a result of these factors, we may experience reduced sales and profitability and a limited ability to recover our cost increases through price increases.

We are affected by seasonality and cyclicality in certain of our businesses.

Demand for beverages, and consequently the related packaging, caps and closures, may be affected by weather conditions, especially during the summer months when weather impacts cold beverage consumption. In addition, demand for our consumer products, and in some instances our packaging products, typically increases during the holiday season which leads to increased sales in the fourth quarter, and our school milk carton business is typically stronger during the North American school semesters and decreases during the holiday periods. Additionally, the market for non-packaging paper products, such as Evergreen's coated groundwood or uncoated free sheet products, is highly cyclical and sensitive to changes in general business conditions, industry capacity, consumer preferences and other factors. We have no control over these factors and they can significantly influence our financial performance.

Our business and financial performance may be harmed by changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns.

Many of our products are used by consumers in connection with food or beverage products. Any reduction in consumer demand for these product types as a result of lifestyle, environmental, nutritional or health considerations could have a significant impact on our customers and hence on our financial condition and results of operations. For example, there have been recent concerns about the environmental or health impact resulting from the manufacturing, shipping and/or disposal of resin-based products, such as plastic water bottles and polystyrene containers and packaging. Product stewardship and resource sustainability concerns, including the recycling of products and product packaging and restrictions on the use of potentially harmful materials in products, have received increased attention in recent years and are likely to play an increasing role in brand management and consumer purchasing decisions. In addition, changes in consumer lifestyle, such as the gradual decline of home cooking, may result in decreasing demand for certain of our consumer products and increasing demand for our foodservice products. Our financial position and results of operations might be adversely affected to the extent that such environmental concerns or changes in consumer lifestyle reduce demand for our products.

If we fail to maintain satisfactory relationships with our major customers, our results of operations could be adversely affected.

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure, and often constrains our ability to pass through price increases. SIG's, Evergreen's and Closures' products are generally sold under multi-year supply agreements with many of their customers, while Reynolds Consumer Products generally sells its branded products pursuant to informal trading policies and its store branded products under one year or multi-year agreements. Pactiv Foodservice sells the majority of its products under agreements ranging from a few months to one year, with the balance sold pursuant to purchase orders or informal trading policies. In addition, we do not have written agreements with some of our customers and many of our agreements can be terminated on short notice. Graham Packaging's sales are made pursuant to long-term customer purchase orders and contracts which typically vary in length with terms up to ten years. The contracts are requirements contracts which do not obligate the customer to purchase any given amount of product from Graham Packaging. Prices under Graham Packaging's arrangements are tied to market standards and therefore vary with market conditions. SIG, Evergreen and Closures typically offer their major customers a variety of incentives to purchase their filling and capping machines or lease their filling machines. If our major customers reduce purchasing volumes or stop purchasing our products, our business and results of operations would likely be adversely affected. It is possible that we will lose customers in the future, which may adversely affect our business and results of operations.

We could incur significant costs in complying with environmental, health and safety laws or permits or as a result of satisfying any liability or obligation imposed under such laws or permits.

Our operations are subject to various federal, state, local and foreign environmental, health and safety laws and regulations. Among other things, these laws regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of our employees and the end-users of our products, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by prior owners or operators of sites we currently own or operate. Violations of these laws and regulations or of any conditions contained in any environmental permit can result in substantial fines or penalties, injunctive relief, requirements to install pollution or other controls or equipment, civil and criminal sanctions, permit revocations and/or facility shutdowns. We could be held liable for the costs to address contamination of any real property we have ever owned, operated or used as a disposal site. We also could incur fines, penalties, sanctions or be subject to third-party claims for property damage, personal injury or nuisance or otherwise as a result of violations of or liabilities under environmental laws or in connection with releases of hazardous or other materials. In addition, changes in, or new interpretations of, existing laws, regulations or enforcement policies, the discovery of previously unknown contamination, or the imposition of other environmental liabilities or obligations in the future, including additional investigation or other obligations with respect to any potential health hazards of our products or business activities or the imposition of new permit requirements, may lead to additional compliance or other costs that could have a material adverse effect on our business, financial condition or results of operations.

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the United States Environmental Protection Agency (“EPA”) is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand. Additionally, the EPA is continuing the development of other new standards and programs that may be applicable to our operations. For example, the EPA has finalized regulations under the Clean Air Act governing emissions from industrial boilers. These or other rules promulgated in the future could result in additional material costs to us. For a discussion of Evergreen's obligations to comply with the EPA's boiler rules, see "Item 4. Information on RGHL — Business Overview — Evergreen — Regulatory."

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic wastes disposed. Programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and requiring retailers or manufacturers to take back packaging used for their products. Legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Future legislation and initiatives could adversely affect us in a manner that would be material to our results of operations.

In September 2012, we learned that emissions of volatile organic compounds from foil rolling operations at Reynolds Consumer Products' facility in Louisville, Kentucky may have been close to the limit imposed under the facility's air emissions permit. We voluntarily reported the emissions level to the Louisville Metro Air Pollution Control District (the “LMAPCD”) and, to avoid exceeding the limit under the facility's air emissions permit, ceased foil rolling operations at our Louisville facility on September 6, 2012 (other operations at the facility continued) to allow us to investigate this matter and take any necessary corrective actions. We reached an agreement with the LMAPCD with regard to recommencing and continuing foil rolling operations, and on September 19, 2012, we recommenced all operations. The agreement may require incremental capital costs for the facility and other expenses that could reduce our operating margins and could involve penalties, similar costs or enforcement action imposed by the LMAPCD or other regulatory authorities, but we do not expect that the impact of such costs on our business, financial condition or results of operations will be material.

We may not be able to achieve some or all of the benefits that we expect to achieve from our restructuring and cost savings programs.

We may not be able to realize some or all of the cost savings and other adjustments we expect to achieve in the future as a result of our restructuring and cost savings programs in the time frame we anticipate. For a detailed description of these cost savings measures and other adjustments expected, refer to “Item 5. Operating and Financial Review and Prospects.” A variety of factors could cause us not to realize some of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, and lack of ability to eliminate duplicative back office overhead and redundant selling, general and administrative functions, obtain procurement related savings, rationalize our distribution and warehousing networks, rationalize manufacturing capacity and shift production to more economical facilities and avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

Our insurance may not protect us against business and operating risks.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive in relation to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. For example, we will not be fully insured against all risks associated with pollution and other environmental incidents or impacts. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or to obtain or renew insurance against certain risks. Any significant uninsured liability may require us to pay substantial amounts which would adversely affect our cash position and results of operations.

We may be involved in a number of legal proceedings that could result in substantial liabilities for us.

We are involved in several legal proceedings. It is difficult to predict with certainty the cost of defense or the outcome of these proceedings and their impact on our business, including remedies or damage awards. The outcomes of these legal proceedings and other contingencies could require us to take or refrain from taking certain actions, which actions or inactions could adversely affect our operations or could require us to pay substantial amounts of money or restrict our operations. If liabilities or fines resulting from these proceedings are substantial or exceed our expectations, our business, financial condition or results of operations may be adversely affected.

Loss of any of our key manufacturing facilities could have an adverse effect on our financial condition or results of operations.

While we manufacture most of our products in a number of diversified facilities, a loss of the use of all or a portion of any of our key manufacturing facilities due to an accident, labor issues, weather conditions, natural disaster or otherwise could have a material adverse effect on our financial condition or results of operations. In addition, certain of our products are produced at only one or at a small number of facilities, increasing the risks associated with a loss of use of such facilities. For example, following the consolidation of Reynolds Consumer Products' Richmond and Louisville manufacturing facilities in late 2009, we only perform the foil rolling phase of our foil manufacturing process at our Louisville plant and the melting and casting phase at our Hot Springs facility. Loss or a prolonged disruption of either of these two facilities would significantly interrupt our production process and adversely affect our business and results of operations. In September 2012, we ceased foil rolling operations at our Louisville plant for 13 days because of a potential risk that we could have exceeded the limit under the plant's air emissions permit. Because we were able to recommence operations within a relatively short period of time, the impact of this event on our business was not material. However, an event that triggered a larger disruption of production at that facility could have a material adverse effect on our financial condition or results of operations. Additionally, we experienced a flood at our Louisville plant in 2009, which required us to suspend production at that facility for a short period of time. More recently, Pactiv Foodservice's Kearny, New Jersey plant, where injection molded products were manufactured, was substantially damaged by Hurricane Sandy in October 2012, leading to the closure of that plant and the relocation of such production to other facilities. Other facilities have from time to time been impacted by adverse weather and other natural events, and while to date no such event has had a material adverse effect on our business, the prolonged loss of a key manufacturing facility could have such an effect.

Future government regulations and judicial decisions affecting products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products.

Government regulations and judicial decisions that affect the products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products. For example, German legislation has been passed that requires a deposit to be paid for certain disposable beverage packages. It is possible that in the future our products may become subject to such deposit requirements if the recycling of our products falls below acceptable thresholds. Future legislation could also limit the use of our products or impose certain taxes on the use of our products. Such legislation could significantly reduce demand for many of our products and adversely affect our sales.

Changes to health and food safety regulations could increase costs and may also have a material adverse effect on our sales if, as a result, the public's attitude towards our consumer products or the end products for which we provide packaging, caps or closures is substantially affected.

Loss of our key management and other personnel, or an inability to attract new management and other personnel, could impact our business.

We depend on our senior executive officers and other key personnel to operate our businesses and on our in-house technical experts to develop new products and technologies and to service our customers. The loss of any of these officers or other key personnel could adversely affect our operations. Competition is intense for qualified employees among companies that rely heavily on engineering and technology, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to successfully conduct research and development activities or develop and support marketable products.

Significant consolidation among our customers or the loss of a significant customer could decrease demand for our products or our profitability.

Consolidation among our customers could adversely affect our profitability. Over the last several years, there has been a trend toward consolidation among our customers in the food and beverage industry and in the retail and foodservice industries, and we expect that this trend will continue. Consolidation among our customers could increase their ability to apply price pressure, and thereby force us to reduce our selling prices or lose sales, which would impact our results of operations. Following a consolidation, our customers in the food and beverage industry may also close production facilities or switch suppliers of packaging, caps or closures which could impact sales of our filling and capping machines and other products, while our customers in the retail industry may close stores, reduce inventory or switch suppliers of consumer products.

Additionally, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging rely on a relatively small number of customers for a significant portion of their revenue. In 2012, Reynolds Consumer Products' top ten customers accounted for 65% of its revenue, with one customer accounting for 40% of revenue. In 2012, Pactiv Foodservice's top ten customers accounted for 52% of its revenue, with two customers, one of which was Reynolds Consumer Products, each accounting for 12% of revenue. In 2012, Graham Packaging's top ten customers accounted for 45% of its revenue. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

Supply of faulty or contaminated products could harm our reputation and business.

We have control measures and systems in place to ensure the maximum safety and quality of our products is maintained. The consequences of not being able to do so, due to accidental or malicious raw material contamination, or due to supply chain contamination caused by human error or faulty equipment, could be severe. Such consequences may include adverse effects on consumer health, reputation, loss of customers and market share, financial costs or loss of revenue. In addition, if any of our competitors or customers supply faulty or contaminated products to the market, or if manufacturers of the end-products that utilize our packaging produce faulty or contaminated products, our industry, or our end-products' industries, could be negatively impacted, which could have adverse effects on our business.

In addition, if any of our products are found to be defective, we could be required to recall such products, which could result in adverse publicity, significant expenses and a disruption in sales and could affect our reputation and that of our products. Although we maintain product liability insurance coverage, potential product liability claims may exceed the amount of insurance coverage or potential product liability claims may be excluded under the terms of the policy.

Currency exchange rate fluctuations could adversely affect our results of operations.

Our business is exposed to fluctuations in exchange rates. Although our reporting currency is U.S. dollars, we operate in multiple countries and transact in a range of currencies in addition to dollars. Our other transacting currencies include the euro, the Brazilian real, the British pound, the Canadian dollar, the Chinese yuan renminbi, the Japanese yen, the Korean won, the Mexican peso, the New Zealand dollar, the Polish zloty, the Russian ruble, the Singapore dollar, the Swiss franc, the Taiwanese dollar and the Thai baht. Where possible, we try to minimize the impact of exchange rate fluctuations by transacting in local currencies so as to create natural hedges. There can be no assurance that we will be successful in protecting against these risks. Under certain circumstances in which we are unable to naturally offset our exposure to these currency risks, we enter into derivative transactions to reduce such exposures. Nevertheless, exchange rate fluctuations may either increase or decrease our revenue and expenses as reported in dollars. Given the volatility of exchange rates, we may not be able to manage our currency transaction risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations.

We may not be successful in adequately protecting our intellectual property rights, including our unpatented proprietary knowledge and trade secrets, or in avoiding claims that we infringed on the intellectual property rights of others.

In addition to relying on the patent and trademark rights granted under the laws of countries in Europe, the United States and various other countries in which we operate, we rely on unpatented proprietary knowledge and trade secrets and employ various methods, including confidentiality agreements with employees and third parties, to protect our knowledge and trade secrets. However, these precautions and our patents and trademarks may not afford complete protection against infringement by third parties, and there can be no assurance that others will not independently develop the knowledge and trade secrets. Patent and trademark rights are territorial; thus, the patent and trademark protection we do have will only extend to those countries in which we have been issued patents and have registered trademarks. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of various European countries and the United States. Further, we may not be able to prevent current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information. It is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Infringement of our intellectual property may adversely affect our results of operations and make it more difficult for us to establish a strong market position in countries which may not afford adequate protection of intellectual property. Additionally, we have licensed, and may license in the future, patents, trademarks, trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. If necessary, we also rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, we may not be able to protect the value of our intellectual property. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

Our success depends in part on our ability to obtain, or license from third parties, patents, trademarks, trade secrets and similar proprietary rights without infringing on the proprietary rights of third parties. Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our products may infringe on the intellectual property rights of such persons and we may be subject to claims asserting infringement of intellectual property rights. No assurance can be given that we will not be subject to such additional claims seeking damages, the payment of royalties or licensing fees and/or injunctions against the sale of our products. Any such litigation could be protracted and costly and could have a material adverse effect on our business and results of operations.

If we are unable to stay abreast of changing technology in our industry, our profits may decline.

Our businesses are subject to frequent and sometimes significant changes in technology, and if we fail to anticipate or respond adequately to such changes, or do not have sufficient capital to invest in these developments, our profits may decline. Our future financial performance will depend in part upon our ability to develop and market new products and to implement and utilize technology successfully to improve our business operations. We cannot predict all the effects of future technological changes. The cost of implementing new technologies could be significant, and our ability to potentially finance these technological developments may be adversely affected by our debt servicing requirements or our inability to obtain the financing we require to develop or acquire competing technologies.

Employee slowdowns, strikes and similar actions could have a material adverse effect on our business and operations.

A significant portion of our employees in several locations globally are subject to collective bargaining agreements. Many of our employees in Asia, Europe, Mexico and South America are represented by works councils. In addition, the transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by workers that are members of labor unions is critical to our business. In many cases, before we take significant actions with respect to our production facilities, such as workforce reductions or closures, we must reach agreement with applicable labor unions and employee works councils. The failure to maintain satisfactory relationships with our employees and their representatives, or prolonged labor disputes, slowdowns, strikes or similar actions could have a material adverse effect on our business and results of operations.

We face risks associated with certain pension obligations.

We have pension plans that cover many of our employees, former employees and employees of formerly affiliated businesses. Many of these pension plans are defined benefit pension plans, pursuant to which the participants receive defined payment amounts regardless of the value or investment performance of the assets held by such plans. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of our defined benefit pension plans, thereby increasing our obligation to make contributions to the plans, which in turn would reduce the cash available for our business.

Our largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results compared with similarly sized companies: (i) assumptions regarding the long-term rate of return on pension assets and other factors, (ii) interest rate used to discount projected benefit obligations, (iii) level of amortization of actuarial gains and losses, (iv) governmental regulations relating to funding of retirement plans in the United States and foreign countries and (v) financial market performance. As of December 31, 2012, Pactiv's U.S. pension plan was underfunded by $1,076 million and subsequent adverse financial market performance and decreases in interest rates may significantly increase this deficit. Future contributions to our pension plans, including Pactiv's U.S. pension plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

In addition, certain of our businesses participate in various multi-employer pension plans administered by labor unions representing some of our current or former employees. We make periodic contributions to these plans. Some of the multi-employer plans in which we participate are reported to have significant underfunded liabilities which are not reflected in our financial statements. Our ultimate share of such liabilities could be materially affected by various factors, including the status of employers participating in such plans, asset returns of the plans and the ultimate benefits paid by the plans.

We expect to pursue and execute acquisitions, which, if not successful, could adversely affect our business.

As part of our strategy, we plan to consider the acquisition of other companies, assets and product lines that either complement or expand our existing business. These acquisitions may be significant in size, scope or otherwise. However, we may not be able to continue to grow through acquisitions and cannot assure you that we will be able to consummate any acquisitions or that any future acquisitions will be consummated at acceptable prices and terms or that the acquired businesses will be successfully integrated into our current operations. Acquisitions involve a number of specific risks, including:

•	the diversion of management's attention to the assimilation of the acquired companies and their employees and on the management of expanding operations;

•	the incorporation of acquired products into our product lines;

•	demands on our operational and financial systems;

•	demands on our financial resources;

•	possible adverse effects on our operating results;

•	the potential loss of customers of the acquired business;

•	the inability to retain key employees of the acquired business; and

•	failure to achieve the results we anticipate from such acquisitions.

There are or may be liabilities associated with the businesses we have acquired or may acquire. Acquisitions have the risk that the obligations and liabilities of an acquired company may not be adequately released, indemnified or reflected in the historical financial statements of such company and the risk that such historical financial statements may contain errors. We may also become responsible for liabilities that we failed to or were unable to discover in the course of performing due diligence procedures in connection with our historical acquisitions and any future acquisitions. When possible, we require the sellers to indemnify us against certain undisclosed liabilities; however, we cannot be certain that these indemnification rights that we have obtained, or will obtain in the future, will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any of these liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

Our ability to successfully implement our business plan and achieve targeted financial results depends on our ability to successfully integrate businesses we have acquired in the past or may acquire in the future. Acquisitions inherently involve risks, including those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of operations. There may be additional costs or liabilities associated with the acquisitions that we have consummated in recent years that we did not anticipate at the time such acquisitions were consummated, including an unexpected loss of key employees or customers and hiring additional management and other critical personnel. These acquisitions may also be disruptive to our ongoing business and may not be successfully received by our customers. Any of these risks could adversely affect our business, financial condition and results of operations.

Changes in global conditions could adversely affect our business and results of operations.

Our financial results could be substantially affected by global market risks in the countries outside the United States in which we have manufacturing facilities or sell our products. Our business and results of operations are materially affected by conditions in the European economy. Adverse economic conditions in Europe have adversely affected consumer confidence and, as a result, have impacted demand for our packaging products that are used for discretionary consumer products sold in that region. There can be no assurance that a continuing economic downturn in Europe would not result in further adverse effects that may be material to our cash flows, competitive position, financial condition, results of operations, or our ability to access capital. In addition, we have substantial manufacturing facilities in certain countries that are exposed to economic and political instability. Many of our raw materials, particularly plastic resins, are affected by changes in oil prices, and economic or political unrest in petroleum producing countries, such as those in the Middle East, will affect oil prices, which could affect our cost of raw materials and our results of operations. Downturns in economic activity, adverse foreign tax consequences or any changes in social, political or labor conditions in any of these countries or regions could negatively affect our results of operations.

Conditions in the global capital and credit markets and the economy in general may have a material adverse effect on our business, results of operations or financial position.

The global capital and credit markets have recently undergone a period of unprecedented volatility and disruption and the global economy recently experienced a recession. Our results of operations and financial position were, and may continue to be, negatively affected by adverse changes in the global capital and credit markets and the economy in general, both in the United States and elsewhere around the world. Economic conditions may also adversely affect the ability of our lenders, customers and suppliers to continue to conduct their respective businesses and may affect our ability to operate our production facilities in an economical manner. Many of our customers rely on access to credit to fund their operations. The inability of our customers to access credit facilities may adversely affect our business by reducing our sales, increasing our exposure to accounts receivable bad debts and reducing our profitability.

Concerns about consumer confidence, the availability and cost of credit, reduced consumer spending and business investment, the volatility and strength of global capital and credit markets and inflation have affected, and may continue to affect, the business and economic environment and ultimately the profitability of our business. Economic downturns characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending have resulted, and may continue to result, in decreased demand for our products. We are unable to predict the likely duration or severity of any disruption in global capital and credit markets and the economy in general, all of which are beyond our control and may have a significant impact on our business, results of operations, cash flows and financial position.

The international scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in and to the tax laws and regulations of multiple jurisdictions as a result of the international scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition and results of operations. In addition, the tax authorities in any applicable jurisdiction, including the United States, may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness, including the Reynolds Notes, intercompany loans and guarantees. If any applicable tax authorities, including the U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes on internal deemed transfers or other consequences that could have a material adverse effect on our business, financial condition and results of operations.

The impairment of our trade receivable financings could adversely impact our liquidity.

On November 7, 2012, certain members of the RGHL Group entered into the Securitization Facility. The Securitization Facility is for an amount up to $600 million. As of December 31, 2012, the RGHL Group had drawn $500 million under this facility. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The funding base may vary, on a monthly basis, throughout the term of the Securitization Facility. To the extent the amount of eligible trade receivables decreases, we may be required to pay down existing borrowings under the Securitization Facility, which could require us to use cash on hand or revolver availability which may not be available or may be more expensive than the Securitization Facility.

In addition, SIG currently sells, and our other segments may in the future sell, a significant portion of its trade receivables through separate factoring programs to finance our working capital needs. As of December 31, 2012 and December 31, 2011, 40% and 39%, respectively, of SIG's trade receivables were subject to non-recourse factoring programs. The factoring programs are an important source of liquidity, even though the SIG program is not reflected on our balance sheet.

Our access to factoring programs depends on the availability of receivables insurance, and on our credit rating and the credit ratings of our customers and insurers. We may be unable to continue to utilize factoring programs or may only be able to do so on less desirable terms if either we are unable to obtain or renew receivables insurance or our credit rating or the credit ratings of our customers or insurers are negatively impacted. An inability to utilize factoring programs would slow our conversion of trade receivables to cash and increase our working capital requirements, which could require us to use revolver availability or cash on hand or to seek alternative sources of financing which may not be available or may be more expensive than our existing financing.

Our hedging activities may result in significant losses and in period-to-period earnings volatility.

We regularly enter into hedging transactions to limit our exposure to raw material price risks. Our hedges are primarily related to resin, aluminum, natural gas, ethylene, benzene and diesel. If our hedging strategies prove to be ineffective or if we fail to effectively monitor and manage our hedging activities, we could incur significant losses which could adversely affect our financial position and results of operations, and we could experience significant fluctuations in our earnings from period to period. Factors that could affect the impact and effectiveness of our hedging activities include the accuracy of our operational forecasts of raw material needs and volatility of the commodities and raw materials pricing markets.

For example, in the past, our hedging strategies have proven to be ineffective and as a result of changes in the fair value of outstanding aluminum hedging contracts, the Reynolds consumer products business of our Reynolds Consumer Products segment incurred an unrealized loss of $131 million for the year ended December 31, 2008, and unrealized gain of $102 million for the year ended December 31, 2009, an unrealized gain of $2 million for the year ended December 31, 2010, an unrealized loss of $17 million for the year ended December 31, 2011 and an unrealized gain of $10 million for the year ended December 31, 2012 on derivative financial instruments. In October 2009, Reynolds Consumer Products terminated its previous hedging policy, which was not necessarily aligned with its production requirements. After the termination of its previous hedging policy, Reynolds Consumer Products adopted a new hedging policy. Under the current policy, Reynolds Consumer Products hedges a smaller portion of its aluminum purchases for a shorter average term than under its previous policy, which the RGHL Group believes is more appropriate for the business and is designed to reduce the impact of changing aluminum prices on the RGHL Group's results of operations. See “Operating and Financial Review and Prospects — Key Factors Influencing Our Financial Condition and Results of Operations — Hedging Activities.” If, in the future, our hedging strategies prove to be ineffective or if we fail to effectively monitor and manage our hedging activities, we could incur significant losses which could adversely affect our financial position and results of operations.

Our accounting and other management systems resources may not be adequately prepared to meet financial reporting and other requirements in the future. Our failure to achieve and maintain effective controls could adversely affect our business, financial position and results of operations.

Before we acquired certain of the businesses that now comprise our segments, the financial results of such businesses were reported under U.S. GAAP. Following the acquisition of such businesses, we reported our consolidated results, which include the financial results of such acquired businesses, under IFRS.

The changes in reporting required as a result of the acquisition of certain businesses that now comprise our segments and the additional reporting obligations under the respective indentures governing the Reynolds Notes and the 2007 Notes and the agreement governing the Senior Secured Credit Facilities have placed, and will place, significant additional demand on our management and administrative and operational resources, including our accounting resources. The additional reporting and other requirements of the Exchange Act place further demand on our management and administrative and operational resources, including our accounting resources. In the future, we may not be able to timely prepare and deliver the financial statements required by the Exchange Act and the indentures governing the Reynolds Notes and the 2007 Notes and the agreement governing the Senior Secured Credit Facilities. Such failure would constitute an event of default under the Reynolds Notes, the 2007 Notes and the Senior Secured Credit Facilities and could affect our business, financial position and results of operations.

We have had material weaknesses in our internal control over financial reporting in the past. If material weaknesses are detected in the future and if we fail to remediate these material weaknesses or if we fail to maintain effective internal controls over financial reporting, our business could be materially and adversely affected.

We have had material weakness in our internal controls over financial reporting in the past. For example, certain of our business operations were acquired through transactions that resulted in the businesses being carved out from other companies. In the process of undertaking these carve-out acquisitions, certain accounting and internal control functions that were performed by the seller’s corporate and shared services functions were not acquired or were provided by the seller on a limited basis through transitional service arrangements.

If we discover material weaknesses or significant deficiencies in the future, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC, and to prevent fraud, will be adversely affected, and our financial statements could prove to be unreliable. The discovery of further material weaknesses or significant deficiencies in the future could require the restatement of prior period operating results. Any of the foregoing could negatively affect the market price and trading liquidity of the Reynolds Notes and the 2007 Notes, result in a breach of the covenants under our debt agreements, cause investors to lose confidence in our reported financial information, subject us to regulatory investigations and penalties and generally materially and adversely impact our business, financial condition, results of operations or cash flows.

Evergreen's operating results depend upon a steady supply of wood fiber and any impairment in our ability to procure wood fiber at cost-effective prices may adversely affect our business, financial condition and operating results.

Evergreen does not own or control any timberlands and must buy its fiber either through supply agreements or on the open market. One of Evergreen's supply agreements for wood fiber, which expires on May 14, 2014, currently accounts for 23% of its total requirements for the supply of wood chips, and the prices that Evergreen pays for wood fiber under that agreement at any particular time may be greater or less than spot market prices. Evergreen also has agreements with numerous other suppliers to purchase wood fiber at market prices. If any of these agreements were to be terminated for any reason, or not renewed upon expiration, or if market conditions were to substantially change, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood fiber needs at prices or on terms satisfactory to us. As a result, our business, financial condition and operating results could suffer.

We depend on a small number of suppliers for our raw materials and any interruption in our supply of raw materials would harm our business and financial performance.

Much of our raw material requirements are sourced from a relatively small number of suppliers. We do not have written contracts with some of our suppliers and many of our contracts can be terminated on short notice. As a consequence, we are highly dependent on these suppliers for an uninterrupted supply of our key raw materials. Such supply could be disrupted for a wide variety of reasons, many of which are beyond our control. Any interruption in the supply of raw materials could have an adverse impact on our business and results of operations. As an example, SIG relies on a small number of suppliers for its cartonboard requirements for its aseptic carton packaging business and currently purchases most of its cartonboard requirements from Stora Enso Oyj. SIG has purchased cartonboard from Stora Enso Oyj for several years, generally pursuant to written contracts, but from time to time without a written contract in place. SIG's current contract with Stora Enso Oyj expires on December 31, 2013. However, if Stora Enso Oyj is unwilling or unable to supply cartonboard to SIG at any time and SIG is unable to obtain a replacement supplier or manufacturer within a reasonable amount of time, SIG may experience a significant interruption in its production of aseptic carton packaging sleeves, which may adversely affect our business and results of operations.

If Reynolds Consumer Products does not continue to develop and maintain brands that are meaningful to consumers, our results of operations may suffer.

The ability of Reynolds Consumer Products to compete successfully increasingly depends on its ability to develop and maintain brands that are meaningful to consumers. The development and maintenance of such brands requires significant investment in product innovation, brand-building, advertising and marketing initiatives. Reynolds Consumer Products focuses on developing innovative products to address consumers' unmet needs as well as introducing store branded products that emulate other popular branded consumer products and may increase its expenditures for advertising and other brand-building or marketing initiatives. However, these initiatives may not deliver the desired results, which could adversely affect our business and the recoverability of the trade names recorded in the statement of financial position.

Unexpected events or changes could adversely affect goodwill.

We have recorded a significant amount of goodwill in our consolidated financial statements resulting from our acquisitions. We test the carrying value of goodwill for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. While we have concluded, for each year presented in our financial statements included in this report, that our goodwill is not impaired, future events could cause us to conclude that the goodwill associated with a given segment may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on our results of operations and financial position.

SIG's third-party equipment leasing arrangements may increase our exposure to credit risk from customer defaults.

SIG enters into arrangements under which filling machines are sold to third-party finance companies that lease the machines to their customers. In the event that a customer defaults under the terms of its lease, under certain circumstances, these finance companies could require us to repurchase the filling machine. As a result, we are exposed to the credit risk of our customers under these leasing arrangements. The potential obligation to buy back filling machines exposed us to a potential maximum liability of $5 million as of December 31, 2012. If we have to repurchase filling machines, we may have to utilize our available cash or our availability under our revolving credit facility.

Risks Related to Our Structure, the Guarantees, the Collateral, the Reynolds Notes and the 2007 Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Reynolds Notes, the 2007 Notes and our other debt obligations.

We have a substantial amount of outstanding indebtedness which totaled $18,142 million as of December 31, 2012, comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Refer to note 18 of the RGHL Group’s audited financial statements included elsewhere in this annual report for details of the RGHL Group’s borrowings as of December 31, 2012.

Our substantial indebtedness could have significant consequences for you. For example, it could:

•	make it more difficult for us to generate sufficient cash to satisfy our obligations with respect to the Reynolds Notes, the 2007 Notes and our other indebtedness;

•	increase our vulnerability to general adverse economic and market conditions;

•	limit our ability to obtain additional financing necessary for our business;

•
require us to dedicate a substantial portion of our cash flow from operations to payments in relation to indebtedness, reducing the amount of cash flow available for other purposes, including working capital, capital expenditures, acquisitions and other general corporate purposes;

•	require us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet debt payment obligations;

•	restrict us from making strategic acquisitions or exploiting business opportunities;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry;

•	place us at a possible competitive disadvantage compared to our competitors that have less debt;

•	expose us to risks that are inherent in interest rate and currency fluctuations because certain of our indebtedness bears variable rates of interest and is in various currencies; and

•
subject us to financial and other restrictive covenants, and, if we fail to comply with these covenants and that failure is not waived or cured, could result in an event of default under our indebtedness.

Despite our substantial indebtedness, we may be able to incur substantially more debt.

Despite our substantial indebtedness we may be able to incur or issue substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indentures governing the Reynolds Notes and the 2007 Notes and in the terms of our Senior Secured Credit Facilities, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined in such restrictions, such as certain contingent obligations incurred in the ordinary course of business and deferred or prepaid revenues or marketing fees.

Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial covenants in the indentures governing the Reynolds Notes and the 2007 Notes and in the terms of our Senior Secured Credit Facilities. The indentures governing the Reynolds Notes and the 2007 Notes permit us to incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indentures that govern the Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures that govern the Reynolds Senior Notes and the 2007 Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million, subject to pro forma compliance with the Senior Secured Credit Facilities’ senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the Senior Secured Credit Facilities’ senior secured first lien leverage ratio covenant. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities’ senior secured first lien leverage ratio covenant.

The amount of indebtedness that we can incur at any point in time will vary materially as a result of historical and pro forma changes in our earnings, cash flows and performance against agreed ratios and other results and factors.

Restrictive covenants in the Reynolds Notes, the 2007 Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

The respective indentures governing the Reynolds Notes and the 2007 Notes contain restrictive covenants that limit our ability to, among other things:

•	incur or guarantee additional indebtedness or issue preferred stock or disqualified stock, including to refinance existing indebtedness;

•	pay dividends or make distributions in respect of capital stock;

•	purchase or redeem capital stock;

•	make certain investments or certain other restricted payments;

•	create or incur liens;

•	sell assets;

•	agree to limitations on the ability of certain of our subsidiaries to make distributions;

•	enter into transactions with affiliates; and

•	effect a consolidation, amalgamation or merger.

These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In addition, the Senior Secured Credit Facilities contain, and our future indebtedness may contain, other and more restrictive covenants and also prohibit us from prepaying certain of our other indebtedness, including the Reynolds Notes and the 2007 Notes, prior to discharge of the Senior Secured Credit Facilities or such future indebtedness. The Reynolds Senior Secured Notes and the 2007 UK Intercreditor Agreement (the "2007 UK Intercreditor Agreement") described in "Item 10. Additional Information — Material Contracts" also contain restrictions on our ability to prepay the 2007 Notes prior to the redemption of the Reynolds Senior Secured Notes and, in the case of the 2007 UK Intercreditor Agreement, the Senior Secured Credit Facilities. The Senior Secured Credit Facilities require us to maintain a senior secured first lien leverage ratio. Our future indebtedness may contain similar or other financial ratios set at levels determined by us and our future lenders. The ability to meet the leverage ratio could be affected by a deterioration in our operating results, as well as by events beyond our control, including increases in raw material prices and unfavorable economic conditions, and we cannot assure you that the leverage ratio will be met. It may be necessary to obtain waivers or amendments with respect to covenants under the indentures governing the Reynolds Notes, the 2007 Notes, the terms of the Senior Secured Credit Facilities or our future indebtedness from time to time, but we cannot assure you that we will be able to obtain such waivers or amendments. A breach of any of these covenants, leverage ratio or restrictions could result in an event of default under the indentures governing the Reynolds Notes, the 2007 Notes, the terms of the Senior Secured Credit Facilities or our future indebtedness and any of our other indebtedness or result in cross-defaults under certain of our indebtedness. Upon the occurrence of an event of default under the indentures governing the Reynolds Notes, the 2007 Notes, the terms of the Senior Secured Credit Facilities or such other indebtedness, the lenders could terminate their commitment to lend and elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If the lenders accelerate the payment of that indebtedness or foreclose on the assets securing that indebtedness, including the collateral, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness then outstanding, including the Reynolds Notes and the 2007 Notes.

Our ability to generate the significant amount of cash needed to pay interest and principal on the Reynolds Notes and the 2007 Notes and service our other debt and the ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to generate sufficient cash flow from operations to make scheduled payments on, or to refinance obligations under, our debt will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to financial and business-related factors, many of which may be beyond our control. See “— Risks Related to Our Business” above.

As of December 31, 2012, we had $18,142 million of outstanding indebtedness, comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Our annual cash interest obligations for 2013 on our Senior Secured Credit Facilities, the Reynolds Notes, the 2007 Notes, the Securitization Facility and our other indebtedness are expected to be $1,317 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. Any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Reynolds Notes and the 2007 Notes. In addition, we may want or need to refinance some or all of our indebtedness prior to maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing the Reynolds Notes and the 2007 Notes and the terms of the Senior Secured Credit Facilities restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. We cannot assure you that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

Mr. Graeme Hart, our strategic owner, controls us through a number of holding companies, including Packaging Holdings Limited, and may have conflicts of interest with the holders of our debt or us in the future.

Mr. Graeme Hart indirectly owns through Packaging Holdings Limited all of our common stock and the actions he is able to undertake as our sole ultimate shareholder may differ from or adversely affect the interests of our debt holders. Because Mr. Hart ultimately controls our voting shares and those of all of our subsidiaries, he has and will continue to have the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors and those of our subsidiaries, to change our management and to approve any other changes to our operations. Additionally, Mr. Hart is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete, directly or indirectly, with us. Mr. Hart may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Finally, because none of our securities are listed on a securities exchange in the United States, we are not subject to certain of the corporate governance requirements of a U.S. securities exchange, including any requirement to have any independent directors.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A significant portion of our outstanding debt, including the indebtedness we have incurred under the Senior Secured Credit Facilities and the Securitization Facility and, potentially, our future indebtedness, bears interest at variable rates. As of December 31, 2012, net of hedging instruments, we had $3,130 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Reynolds Notes, the 2007 Notes and our other debt obligations. The impact on us of such an increase would be more significant than it would be on some other companies because of our substantial debt.

The Reynolds Notes are joint and several obligations of a Luxembourg-based société anonyme (limited liability company), a U.S.-based corporation and a U.S.-based limited liability company, each having no independent operations or subsidiaries, and as a result, the Issuers' ability to service the Reynolds Notes is dependent on cash flow generated by members of the RGHL Group and their ability and willingness to make distributions to the Issuers.

Reynolds Group Issuer Inc. ("US Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and it has no material assets. Reynolds Group Issuer LLC ("US Co-Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. Reynolds Group Issuer (Luxembourg) S.A. ("Lux Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. As a result of the foregoing, the Issuers' cash flows and their ability to service their indebtedness, including their ability to pay the interest and principal amount in respect of the Reynolds Notes when due, depend on the performance of the RGHL Group and the ability of members of the RGHL Group to provide funds to the Issuers.

Accordingly, repayment of the Issuers' indebtedness, including the Reynolds Notes, depends on the generation of cash flow by the RGHL Group, and (if they are not guarantors of the Reynolds Notes) the ability of RGHL Group members to make such cash available to the Issuers whether by dividend, debt repayment, investment, loan, advance or otherwise. Unless they are guarantors of the Reynolds Notes, members of the RGHL Group do not have any obligation to pay amounts due on such Reynolds Notes or to make funds available for that purpose. Our subsidiaries may not be able to make payments to each Issuer to enable it to make payments in respect of its indebtedness, including the Reynolds Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit the Issuers' ability to obtain cash from our subsidiaries. While the indentures governing the Reynolds Notes and the 2007 Notes limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Issuers, these limitations are subject to certain qualifications and exceptions. In the event that the Issuers do not receive payments from our subsidiaries, they may be unable to make required principal and interest payments on their indebtedness, including the Reynolds Notes.

In addition, any payment of interest, dividends, distributions, debt repayments, investments, loans or advances by our subsidiaries to the Issuers could be subject to restrictions on such payments under applicable local law, monetary transfer restrictions, withholding taxes and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or under arrangements with local partners.

The issuer of the 2007 Notes is a finance subsidiary that has no revenue generating operations and depends on payments received under proceeds loans to make payments on the 2007 Notes.

The issuer of the 2007 Notes is a finance subsidiary that was formed in connection with the offering of the 2007 Notes. The issuer of the 2007 Notes is not permitted to engage in any activities other than the issuance of the 2007 Notes, shares, any additional notes and any other permitted debt and activities that are incidental to or necessary or convenient to the foregoing. The issuer of the 2007 Notes has no subsidiaries and its only material asset and potential source of income is its right to receive payments under its loans to BP I of the proceeds of the 2007 Notes (the “2007 Proceeds Loans”). The ability of the issuer of the 2007 Notes to make payments on the 2007 Notes is therefore dependent on the payments received under the 2007 Proceeds Loans and other funds that may be received from BP I and its subsidiaries. However, there is no obligation on the part of BP I and its subsidiaries to provide funds to the issuer of the 2007 Notes other than the guarantees mentioned below and the 2007 Proceeds Loans. If payments on the 2007 Proceeds Loans are not made by BP I, for whatever reason, the issuer of the 2007 Notes may not have funds available to it that would permit it to make payments on the 2007 Notes. In such circumstances, the holders of the 2007 Notes would have to rely upon claims for payment under the guarantees and recovery, if any, under the pledges of the 2007 Proceeds Loans (which are not first ranking), which claims and recoveries would be subject to a number of significant risks, including those described below.

BP I, the borrower under the 2007 Proceeds Loans, is an intermediate holding company that is an indirect parent company of our operating subsidiaries. BP I has no material assets other than shares of its subsidiaries and certain intercompany loans, payables and receivables. As a consequence of the foregoing, BP I's ability to make payments under the 2007 Proceeds Loans and, in turn, the issuer of the 2007 Notes ability to make payments on the 2007 Notes, will be substantially dependent upon dividends, loans and other intercompany payments from BP I's subsidiaries. BP I's subsidiaries may not be able to generate sufficient cash to make such payments or have adequate distributable reserves to distribute funds to BP I to enable it to make payments on the 2007 Proceeds Loans. Furthermore, the ability of BP I's subsidiaries to distribute earnings to BP I by way of dividends, distributions, interest returns on investments, including repayment of loans and other payments, is subject to various restrictions, including those arising under applicable law. Future indebtedness of BP I's subsidiaries will also likely limit the ability to make such payments.

The receivables under the 2007 Proceeds Loans are pledged to secure indebtedness under and in connection with the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes on a basis that ranks ahead of the security over such receivables that was granted for the benefits of the holders of the 2007 Notes. In addition, receivables under the 2007 Proceeds Loans are pledged to secure the indebtedness under the 2007 Senior Notes on a basis that ranks ahead of the security over such receivables that was granted for the benefit of the holders of the 2007 Senior Subordinated Notes.

The 2007 Proceeds Loans are also subject to subordination provisions similar to those applicable to the senior subordinated guarantees of the 2007 Senior Notes and the subordinated guarantees of the 2007 Senior Subordinated Notes, including payment blockage, standstill on enforcement and turnover provisions in favor of the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes.

A failure to comply with the debt covenants in the agreements governing our indebtedness could lead to an acceleration of our debt and possibly bankruptcy.

The agreement governing the Senior Secured Credit Facilities, the indentures governing the Reynolds Notes and the 2007 Notes and the terms of our other indebtedness, require us, and the terms of our future indebtedness are also likely to require us, to meet certain covenants. A default under any of our debt instruments could result in the accelerated repayment of our debt and possibly bankruptcy. This will negatively impact our ability to fulfill our obligations under the Reynolds Notes and the 2007 Notes, including our obligation to pay interest and principal thereon.

The RGHL Group is required to comply with covenants under its various debt agreements, which may be subject to multiple interpretations.

The RGHL Group is subject to covenants under its various debt agreements, such as the indentures governing the Reynolds Notes and the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities. These covenants may be subject to multiple interpretations, and, from time to time, parties to our debt agreements may disagree with our interpretation of these covenants. Disagreements with respect to the interpretation of these covenants may result in allegations of non-compliance which could result in a default or event of default under our indebtedness, either of which could materially adversely affect our financial condition.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Reynolds Notes and the 2007 Notes.

Any default under the agreements governing our indebtedness that is not cured or waived, as applicable, by the required lenders or noteholders thereunder, and the remedies sought by the holders of such indebtedness, could prevent us from making payments of principal, premium, if any, or interest on the Reynolds Notes and the 2007 Notes and could substantially decrease the market value of the Reynolds Notes and the 2007 Notes. In the event of any such default, the holders of such indebtedness could elect to declare all outstanding amounts thereunder to be due and payable, together with accrued and unpaid interest, and this may also cause a cross default in our other indebtedness. If our operating performance declines, and we breach our covenants under the agreements governing such indebtedness, we may need to seek waivers from the noteholders and the lenders under the Senior Secured Credit Facilities, or holders of our other indebtedness to avoid being in default. We may not be able to obtain a waiver from the required number of lenders or noteholders. If this occurs, we would be in default under such indebtedness, the lenders or noteholders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See "Item 10. Additional Information — Material Contracts."

We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the Reynolds Notes and the 2007 Notes and similar requirements in the agreements governing our other indebtedness.

If a specified change of control occurs in relation to us, the Issuers of the Reynolds Notes and the issuer of the 2007 Notes would be required to make an offer to purchase all of the outstanding Reynolds Notes and the 2007 Notes (as applicable), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of a change of control under the indentures governing the Reynolds Notes and the 2007 Notes would require that the Senior Secured Credit Facilities, and may require that any of our future indebtedness, be immediately repaid or that we make an offer to repurchase it, possibly at a premium or subject to penalties. The Issuers of the Reynolds Notes and the issuer of the 2007 Notes may be dependent on RGHL and its subsidiaries for the funds necessary to cure the events of default, or fund any mandatory prepayment or redemption caused by such change of control event. RGHL and its subsidiaries may not have sufficient financial resources to purchase all of the Reynolds Notes and the 2007 Notes that are tendered upon a change of control offer or to redeem such notes. A failure by the Issuers of the Reynolds Notes or the issuer of the 2007 Notes to purchase the Reynolds Notes and the 2007 Notes after a change of control in accordance with the terms of the applicable indentures requiring such purchases would result in a default under the agreement governing the Senior Secured Credit Facilities and the indentures governing the Reynolds Notes and the 2007 Notes and may result in a default under any future indebtedness.

The occurrence of a change of control may not be under our control and may occur at any time. For example, Packaging Finance Limited, the direct parent of RGHL, has pledged 100% of its shares in RGHL to certain lenders in connection with a financing arrangement. Consequently, it is possible that such lenders may enforce the pledge against Packaging Finance Limited and foreclose on the RGHL shares for reasons outside of our control. Such foreclosure may result in a change of control under the terms of the indentures governing the Reynolds Notes and the 2007 Notes. In the event of a change of control, we cannot assure you that we will have sufficient assets to satisfy all of our obligations under the Senior Secured Credit Facilities, the Reynolds Notes, the 2007 Notes, any future indebtedness and any other debt requiring repayment upon such event.

The terms of the Senior Secured Credit Facilities limit, and our future indebtedness may limit, our right to purchase or redeem certain indebtedness. In the event any purchase or redemption is prohibited, we may seek to obtain waivers from the required lenders under the Senior Secured Credit Facilities or our future lenders to permit the required repurchase or redemption, but the required lenders do not have, and our future lenders are unlikely to have, any obligation to grant, and may refuse to grant, such a waiver.

Certain of our debt obligations mature in close proximity to each other.

Our obligations under the Reynolds Notes, the 2007 Notes, certain series of the Pactiv Notes and the term loans under the Senior Secured Credit Facilities mature between December 15, 2016 and August 15, 2021, and some of the maturity dates are in close proximity to each other. Based on outstanding balances as of December 31, 2012, principal amounts of $660 million mature in 2016, $881 million mature in 2017, $3,511 million mature in 2018, $6,750 million mature in 2019, $3,250 million mature in 2020, and $2,000 million mature in 2021. As a result, we may not have sufficient cash to repay all amounts under our debt obligations at maturity. Given that these debt instruments and facilities will mature in close proximity to each other, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts and it may be difficult to refinance our indebtedness.

Our Securitization Facility matures in 2017. However, amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected. As of December 31, 2012, $500 million has been drawn under the Securitization Facility.

Not all of our subsidiaries guarantee the Reynolds Notes and the 2007 Notes, and the Reynolds Notes and the 2007 Notes and the related guarantees will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.

The Reynolds Notes and the 2007 Notes are guaranteed by RGHL, BP I and subsidiaries of BP I that guarantee the Senior Secured Credit Facilities. The issuer of the 2007 Notes does not guarantee the Reynolds Notes or the Senior Secured Credit Facilities. In the future, other subsidiaries will be required to guarantee the Reynolds Notes and the 2007 Notes only under certain limited circumstances. The indentures governing the Reynolds Notes and the 2007 Notes do not limit the transfer of assets to, or the making of investments in, any of our restricted subsidiaries, including our non-guarantor subsidiaries.

In the event that any non-guarantor subsidiary becomes insolvent, is liquidated, reorganized or dissolved, or is otherwise wound up other than as part of a solvent transaction, the assets of such non-guarantor subsidiary will be used first to satisfy the claims of its creditors, including its trade creditors, banks and other lenders. Only the residual equity value will be available to the Issuers and any other guarantor, and only to the extent the Issuers or any guarantor are parent companies of such non-guarantor subsidiary. Consequently, the Reynolds Notes and the 2007 Notes and each guarantee of the Reynolds Notes and the 2007 Notes will be structurally subordinated to claims of creditors of non-guarantor subsidiaries. The indentures governing the Reynolds Notes and the 2007 Notes permit our subsidiaries, including our non-guarantor subsidiaries, to incur additional debt (subject to certain conditions and limitations with respect to restricted subsidiaries) and do not limit their ability to incur trade payables and similar liabilities.

Fraudulent conveyance laws and other limitations on the enforceability of the Reynolds Notes and the 2007 Notes, the related guarantees and any security securing such notes or related guarantees, may adversely affect the validity and enforceability of such instruments or the related security securing them.

The Reynolds Notes and the 2007 Notes, the related guarantees and any security securing such notes or the related guarantees may be subject to claims that they should be limited or voided in favor of our existing and future creditors under applicable law, including laws in Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand, England and Wales and the United States. In addition, the enforcement of the Reynolds Notes and the 2007 Notes and the guarantees and the amount that can be recovered under a security interest in respect of any asset is limited to the extent of the amount which can be guaranteed by a particular guarantor, security provider or issuer without rendering the applicable guarantee or security voidable or otherwise ineffective under applicable law. Moreover, the enforcement of the Reynolds Notes and the 2007 Notes, guarantees or security against any issuer, a relevant guarantor or security provider will be subject to certain defenses available to the issuers, guarantors or security providers generally under (i) the laws of New York, which govern the Reynolds Notes and the 2007 Notes and the guarantees, (ii) the laws governing the relevant security document, and (iii) laws applicable to companies and other corporate entities in the jurisdiction in which the relevant issuer or guarantor or, if applicable, security provider is organized. These laws and defenses include those that relate to fraudulent conveyance or transfer, fraudulent or voidable preference, financial assistance, corporate purpose or benefit, preservation of share capital, thin capitalization, unlawful dividend and defenses affecting the rights of creditors or other stakeholders generally.

Although laws differ significantly among jurisdictions, in general, under fraudulent conveyance and similar laws, a court could subordinate or void any note obligation, guarantee or security obligation if it found that at the time any issuer, guarantor or security provider, as applicable, issued the Reynolds Notes or the 2007 Notes or incurred obligations under a related guarantee or any security, such issuer, guarantor or security provider did so with the intent of preferring, hindering, as applicable, delaying or defrauding current or future creditors, or received less than reasonably equivalent value or fair consideration for issuing the Reynolds Notes or the 2007 Notes, incurring the guarantee or providing the security, as applicable, and:

•	was insolvent or was rendered insolvent by reason of the incurrence of the applicable indebtedness or guarantee or providing the security, as applicable;

•	was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital;

•	intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured;

•	was a defendant in an action for money damages, or had a judgment for money damages docketed against it if, in either case, after final judgment the judgment is unsatisfied; or

•	in the case of a guarantee or security, the guarantee or security was not in the best interests or for the benefit of the guarantor or security provider.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in the relevant legal proceeding. Generally, however, an issuer, a guarantor or a security provider could be considered insolvent if:

•	it has failed to pay an amount that is due and in relation to which the creditor has served a written demand;

•	it has failed to pay its liabilities generally as they become due;

•	the sum of its debts, including contingent liabilities, is greater than its assets, at a fair valuation; or

•
the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and mature.

We cannot give you any assurance as to what standards a court would use to determine whether any issuer, guarantor or security provider was solvent at the relevant time, or whether, notwithstanding the standard used, the Reynolds Notes or the 2007 Notes or the applicable guarantee or security would not be avoided on other grounds, including those described above.

A company's guarantee of the Reynolds Notes or the 2007 Notes could be subject to the claim that, since the guarantor incurred its guarantee for the benefit of its affiliate or affiliates that incurred such indebtedness, and only indirectly for the benefit of the guarantor, its obligations under its guarantee were incurred for less than reasonably equivalent value or fair consideration. If a court held that the guarantee should be avoided as a fraudulent conveyance, the court could avoid, or hold unenforceable, the guarantee, which would mean that noteholders would not receive any payments under such guarantee, and the court could direct holders of the Reynolds Notes or the 2007 Notes, as applicable, to return any amounts that they had already received from the applicable guarantor.

Each guarantee of the Reynolds Notes or the 2007 Notes contains a provision, referred to as the “savings clause,” intended to limit the guarantor's liability to the maximum amount that it could incur without causing its guarantee to be a fraudulent transfer. However, this provision may automatically reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless and, in any case, this provision may not be effective to protect a guarantee from being avoided under fraudulent transfer laws. For example, in 2009, the U.S. Bankruptcy Court in the Southern District of Florida in Official Committee of Unsecured Creditors of TOUSA, Inc. v. Citicorp N. Am., Inc. found a “savings clause” provision in that case to be ineffective and held these guarantees to be fraudulent transfers and voided them in their entirety.

Laws or judicial determinations similar to those described above may also apply to any future guarantee or security granted by one of our subsidiaries.

Insolvency laws could limit the ability of noteholders to enforce their rights under the Reynolds Notes or the 2007 Notes, the guarantees and the security.

Any insolvency proceedings with regard to any issuer, guarantor or security provider would most likely be based on and governed by the insolvency laws of the jurisdiction under which the relevant entity is organized. As a result, in the event of insolvency with regard to any of these entities, the claims of holders of the Reynolds Notes or the 2007 Notes against any applicable issuer, guarantor or security provider may be subject to the insolvency laws of its jurisdiction of organization. The provisions of such insolvency laws differ substantially from each other, including with respect to rights of creditors, priority of claims and procedure and may contain provisions that are unfavorable to holders of the Reynolds Notes or the 2007 Notes. In addition, there can be no assurance as to how the insolvency laws of these jurisdictions will be applied in cross-border insolvency proceedings.

As a general matter, under insolvency law, any issuer's, any guarantor's or any security provider's liabilities in respect of the Reynolds Notes or the 2007 Notes, the related guarantees and, if applicable, security, may, in the event of insolvency or similar proceedings, rank junior to certain of such issuer's, guarantor's or security provider's debts that are entitled to priority under the laws of such jurisdiction. Debts entitled to priority may include (i) amounts owed in respect of employee pension schemes, (ii) certain amounts owed to employees, (iii) amounts owed to governmental agencies, including tax authorities, and (iv) expenses of an insolvency practitioner. In addition, in some jurisdictions, an examiner or administrator or similar party may be legally required to consider the interest of third parties (including, for example, employees) or the best interests of the relevant company in connection with the proceedings. In certain cases, the ability of a holder to collect interest accruing on the Reynolds Notes or the 2007 Notes in respect of any period after the commencement of liquidation proceedings and a holder's rights in respect of the guarantees may be limited.

The enforcement of your rights as holders of the Reynolds Notes or the 2007 Notes or under the related guarantees or security across multiple jurisdictions may be difficult.

The Reynolds Notes are joint and several obligations of the Issuers. The 2007 Notes were issued by an entity organized under the laws of Luxembourg. The Reynolds Notes and the 2007 Notes are guaranteed and for certain series security has been provided by certain of our subsidiaries which are organized under the laws of Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand, England and Wales and the United States. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions or in the jurisdiction of organization of a future guarantor. The rights of holders under the Reynolds Notes, the 2007 Notes, the guarantees and the security granted will be subject to the laws of several jurisdictions and holders of the Reynolds Notes and the 2007 Notes may not be able to enforce their rights effectively in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors' rights.

In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of the various jurisdictions in which the issuers, guarantors and security providers are located may be materially different from or in conflict with one another and those of the United States, including in respect of creditors' rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction's law should apply and choice of law disputes which could adversely affect the ability of noteholders to enforce their rights and to collect payment in full under the Reynolds Notes, the 2007 Notes, the related guarantees and any security.

The beneficial owners of the Reynolds Senior Secured Notes are not party to any of the security documents. Therefore, in certain jurisdictions, such as Germany, Austria, Switzerland, Hungary and the Netherlands, there are risks regarding the enforceability of the security interests granted by an issuer or guarantor in favor of the holders of the Reynolds Senior Secured Notes. Under the First Lien Intercreditor Agreement (the "First Lien Intercreditor Agreement") described in "Item 10. Additional Information - Material Contracts" and certain of the security documents with respect to the collateral securing the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, the collateral agents hold secured claims equal to the amount of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, for the benefit of the applicable secured parties thereunder pursuant to a parallel debt undertaking. This parallel debt undertaking extends to the obligations with respect to the Reynolds Senior Secured Notes for the benefit of the trustee and the holders of the Reynolds Senior Secured Notes. Accordingly, the rights of the holders of the Reynolds Senior Secured Notes are not directly secured by the pledges of the collateral but through this parallel claim. The parallel claim is acknowledged by the applicable issuer or guarantor by way of a parallel debt undertaking to the collateral agent. The parallel debt undertaking secures the Reynolds Senior Secured Notes and the relevant guarantees and the collateral secures claims under the parallel debt undertaking.

There is uncertainty as to the enforceability of this procedure in many jurisdictions, including Germany, Austria, Switzerland, Hungary and the Netherlands. For example, this procedure has not yet been tested under German, Austrian, Swiss, Hungarian or Dutch law, and we cannot assure you that it will eliminate or mitigate the risk of unenforceability posed by German, Austrian, Swiss, Hungarian, or Dutch law or the law of any other jurisdiction where parallel debt is used.

You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers.

Many of our directors and executive officers and most of the guarantors as well as the Lux Issuer and the issuer of the 2007 Notes are, and will continue to be, non-residents of the United States, and most of the assets of these companies are located outside of the United States. As a consequence, you may not be able to effect service of process on the Lux Issuer, the issuer of the 2007 Notes and guarantors located outside the United States or the non-U.S. resident directors and officers in the United States or to enforce judgments of U.S. courts in any civil liabilities proceedings under the U.S. federal securities laws. Moreover, any judgment obtained in the United States against the non-resident directors, the executive officers, the Lux Issuer, the issuer of the 2007 Notes or the guarantors, including judgments with respect to the payment of principal, premium, if any, and interest on the Reynolds Notes or the 2007 Notes, may not be collectible in the United States. There is also uncertainty about the enforceability in the courts of certain jurisdictions, including judgments obtained in the United States against certain of the guarantors, whether or not predicated upon the federal securities laws of the United States.

In particular, Lux Issuer and the issuer of the 2007 Notes are public limited liability companies (société anonyme) organized under the laws of Luxembourg. Certain of their officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce judgments obtained against such persons in U.S. courts and predicated upon the civil liability provisions of the U.S. federal securities laws.

In addition, since the United States and Luxembourg are not currently party to a treaty with respect to the mutual recognition and enforcement of civil judgments, a judgment obtained against a Luxembourg company in the U.S. courts in a dispute with respect to which the parties have validly agreed that such courts are to have jurisdiction, will not be directly enforced by the courts in Luxembourg. In order to obtain a judgment which is enforceable in Luxembourg, the claim must be re-litigated before a competent court of Luxembourg. The relevant Luxembourg court will have discretion to attach such weight to a judgment of the courts of the United States as it deems appropriate based on Luxembourg case law. The courts of Luxembourg may recognize the binding effect of a final, conclusive and enforceable money judgment of a court of competent jurisdiction in the United States provided that certain conditions as set forth in Article 678 et seq. of the Luxembourg New Code of Civil Procedure are satisfied. As a result, even if a favorable judgment is obtained against the Lux Issuer or the issuer of the 2007 Notes in the United States, such judgment might not be enforced by the courts in Luxembourg and may need to be re-litigated in Luxembourg.

The calculation of EBITDA pursuant to the indentures governing the Reynolds Notes and the 2007 Notes permits certain estimates and assumptions that may differ materially from actual results, and the estimated savings expected from our cost saving plans may not be achieved.

Although all of the combined and stand-alone EBITDA and Adjusted EBITDA presentations included in this annual report are derived from our or our acquired companies' financial statements, pro forma or historical, as the case may be, the various combined and stand-alone calculations of EBITDA and Adjusted EBITDA presented in this annual report permit certain estimates and assumptions that may differ materially from actual results. Although we believe these estimates and assumptions are reasonable, investors should not place undue reliance upon any of these calculations given how they are calculated and the possibility that the underlying estimates and assumptions ultimately may not reflect actual results.

Potential investors should regard the assumptions with considerable caution and are urged to evaluate the potential for our results to deviate from the assumptions and the implications of deviations in different assumptions on other assumptions and on our income and cash flows.

We have not presented individual financial statements or summary financial data for each of the guarantors of the Reynolds Notes and the 2007 Notes (other than RGHL), the Issuers, the issuer of the 2007 Notes or other members of the RGHL Group and are not required to do so in the future under the indentures governing the Reynolds Notes and the 2007 Notes.

We have not presented individual financial statements or summary financial data for each of the guarantors of the Reynolds Notes and the 2007 Notes (other than RGHL), the Issuers, the issuer of the 2007 Notes or other members of the RGHL Group in this annual report and may not be required to do so in the future under the indentures governing the Reynolds Notes and the 2007 Notes. The absence of such separate financial statements may make it difficult for holders of the Reynolds Notes and the 2007 Notes to assess the financial condition or results of the Issuers, the issuer of the 2007 Notes and the guarantors or their compliance with the covenants in the indentures governing the Reynolds Notes and the 2007 Notes, as applicable.

Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the Reynolds Notes or the 2007 Notes.

Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the Reynolds Notes or the 2007 Notes, and the Reynolds Notes and the 2007 Notes are and will be structurally subordinated to all claims of creditors, including trade creditors, of such non-U.S. subsidiaries.

In addition, any pledge of the securities of any first tier non-U.S. subsidiaries of our U.S. subsidiaries is limited to 100% of their non-voting capital stock and 65% of their voting capital stock. There is no pledge of the capital stock of any non-U.S. subsidiaries of our U.S. subsidiaries other than with respect to certain of our first-tier non-U.S. subsidiaries. The Reynolds Senior Secured Notes have not and will not be secured by a pledge of the assets of any non-U.S. subsidiary of our U.S. subsidiaries. Accordingly, the Reynolds Senior Secured Notes are and will be effectively subordinated to such non-U.S. subsidiaries' secured liabilities and obligations to the extent of the value of any assets that secure such liabilities and obligations.

We are not required to reorganize our corporate structure such that any non-U.S. subsidiaries of our U.S. subsidiaries will provide a guarantee or a pledge of their assets or such that a pledge of 100% of their voting capital stock can be granted.

Certain jurisdictions may impose withholding taxes on payments under the Reynolds Notes or the 2007 Notes and any related guarantees or security documents or impose foreign exchange restrictions which may alter or reduce the amount recoverable by noteholders.

Payments made under the Reynolds Notes, the 2007 Notes and any related guarantees or security granted by guarantors, security providers and the issuers in certain jurisdictions may be subject to withholding tax, the amount of which will vary depending on the residency of the recipient, the availability of double-tax treaty relief and your legal relationship with the relevant guarantor, issuer or security provider. In certain circumstances holders may be entitled to receive additional amounts in respect of such withholding tax, other than withholding tax imposed or levied by or on behalf of the United States or any political subdivision or governmental authority thereof or therein having power to tax. In addition, government or central bank approvals may be required in order for a guarantor, Issuer or security provider organized under the laws of certain jurisdictions, such as Thailand, to remit payments outside that jurisdiction under its guarantee or security.

In addition, foreign exchange controls applicable in certain jurisdictions may limit the amount of local currency that can be converted into other currencies, including dollars, upon enforcement of a guarantee or security interest.

You may face currency exchange risks by investing in the Reynolds Notes or the 2007 Notes.

The Reynolds Notes are denominated and payable in dollars, and the 2007 Notes are denominated and payable in euro. If you measure your investment returns by reference to a currency other than dollars or euro, as applicable, investment in the Reynolds Notes or the 2007 Notes entails foreign currency exchange-related risks due to, among other factors, possible significant changes in the value of the dollar or euro relative to the currency you use to measure your investment returns, caused by economic, political and other factors which affect exchange rates and over which we have no control. Depreciation of the dollar or euro, as applicable, against the currency in which you measure your investment returns would cause a decrease in the effective yield of the Reynolds Notes or the 2007 Notes below their stated coupon rates and could result in a loss to you when the return on such notes is translated into the currency in which you measure your investment returns. There may be tax consequences for you as a result of any foreign currency exchange gains or losses resulting from your investment in the Reynolds Notes or the 2007 Notes. You should consult your tax advisor concerning the tax consequences to you of acquiring, holding and disposing of the Reynolds Notes or the 2007 Notes.

Our access to capital markets, our ability to enter into new financing arrangements and our business operations could be significantly impaired if our credit ratings are downgraded.

Downgrades in our credit ratings could adversely affect our ability to access the capital markets and/or lead to increased borrowing costs in the future, although the interest rates on our current indebtedness would not be affected. Some rating agencies that provide corporate ratings on us or provide ratings on our debt may downgrade their corporate or debt ratings with respect to us. In addition, perceptions of us by investors, producers, other businesses and consumers could also be significantly impaired.

Because each guarantor's or security provider's liability under its guarantee or security may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors or security providers.

The Reynolds Notes and the 2007 Notes have the benefit of the guarantees of and, with respect to the Reynolds Senior Secured Notes, security from RGHL, BP I and certain of its subsidiaries, including the Issuers. In addition, the 2007 Notes have the benefit of security from RGHL and the issuer of the 2007 Notes. However, the guarantees and the security are limited to the maximum amount that the guarantors or the security providers are permitted to guarantee and secure under applicable law. As a result, a guarantor's or a security provider's liability under a guarantee or in respect of security could be reduced to zero depending on the amount of other obligations of such entity. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee or in respect of security, or subordinate the guarantee or security to other obligations of the guarantor or security provider. See “— Fraudulent conveyance laws and other limitations on the enforceability of the Reynolds Notes and the 2007 Notes, the related guarantees and any security securing such notes or related guarantees, may adversely affect the validity and enforceability of such instruments or the related security securing them.”

As a result, an entity's liability under its guarantee or its security, could be materially reduced or eliminated depending upon the amounts of its other obligations and upon applicable laws. In particular, in certain jurisdictions, a guarantee or security interest granted by a company that is not in the company's corporate interests or where the burden of that guarantee or security exceeds the benefit to the company may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee or security and that the applicable court may determine that the guarantee or security should be limited or voided. In the event that any guarantees or security are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee or secured obligation apply, the Reynolds Notes or the 2007 Notes would rank pari passu with, or be effectively subordinated to, all liabilities of the applicable guarantor, including trade payables of such guarantor.

Relevant local insolvency laws may not be as favorable to you as U.S. bankruptcy laws and may preclude holders of the Reynolds Notes and the 2007 Notes from recovering payments due.

Certain members of the RGHL Group that are either an issuer or guarantors or security providers (subject to certain exceptions) are organized under the laws of Australia, Austria, Brazil, British Virgin Islands, Canada, Costa Rica, Germany, Guernsey, Hong Kong, Hungary, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand or England and Wales. The procedural and substantive provisions of the insolvency laws of these countries may not be as favorable to creditors as the provisions of U.S. law.

In the event that any one or more of the Issuers, the issuer of the 2007 Notes, the guarantors, security providers, any future guarantors or security providers or any other of our subsidiaries experience financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings. Pursuant to the European Union regulation on insolvency proceedings, any insolvency proceeding with regard to any Issuer, the issuer of the 2007 Notes, guarantor or security provider located within the European Union would most likely be held in, based on and governed by the insolvency laws of the jurisdiction of the relevant entity's center of “main interests,” which will not necessarily be the country in which it is incorporated. We cannot assure you as to how that regulation will be applied in insolvency proceedings relating to several jurisdictions within the European Union.

Primary note obligations, guarantees and security provided by entities organized in jurisdictions not summarized in this annual report and, in the case of security governed by the laws of a jurisdiction not summarized in this annual report, are also subject to material limitations pursuant to their terms, by statute or otherwise. Any enforcement of the primary note obligations, the guarantees and security after bankruptcy or an insolvency event in such other jurisdictions will possibly be subject to the insolvency laws of the relevant entity's jurisdiction of organization or other jurisdictions. The insolvency and other laws of each of these jurisdictions may be materially different from, or in conflict with, each other, including in the areas of rights of creditors, the ability to void preferential transfer, priority of governmental and other creditors, ability to obtain post-petition interest and duration of the proceeding. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction's laws should apply, adversely affect your ability to enforce your rights under the guarantees and security in these jurisdictions and limit any amounts that you may receive.

Most assets of the guarantors guaranteeing the Reynolds Senior Notes are subject to control by creditors with liens securing the Reynolds Senior Secured Notes, the 2007 Notes and the Senior Secured Credit Facilities. If there is a default, the value of the assets may not be sufficient to repay the priority creditors and the holders of the Reynolds Senior Notes.

The Reynolds Senior Notes are unsecured but are guaranteed by certain subsidiaries of RGHL. Most of the assets of the guarantors of the Reynolds Senior Notes are pledged, on a priority basis, for the benefit of the lenders under the Senior Secured Credit Facilities and for the benefit of the holders of the Reynolds Senior Secured Notes. In addition, the 2007 Notes have the benefit of a second lien (in the case of the 2007 Senior Notes) and a third lien (in the case of the 2007 Senior Subordinated Notes) on (i) the 2007 Proceeds Loans and (ii) BP I's stock. This may give holders of the 2007 Notes a benefit in a bankruptcy that would not be available to the holders of the Reynolds Senior Notes and the holders of the Reynolds Senior Notes could recover less as a result thereof. The indentures governing the Reynolds Notes and the 2007 Notes, as well as the terms of the Senior Secured Credit Facilities, allow the incurrence of additional senior secured indebtedness in the future. In the event of an insolvency or liquidation, or if payment under the Reynolds Senior Secured Notes, the 2007 Senior Notes, the Senior Secured Credit Facilities or any other secured debt is accelerated, the lenders under the Senior Secured Credit Facilities, holders of the Reynolds Senior Secured Notes, holders of the 2007 Notes and holders of any other secured debt will be entitled to exercise the remedies available to a secured lender under applicable law — in addition to any remedies that may be available under documents pertaining to the Senior Secured Credit Facilities, the Reynolds Senior Secured Notes, the 2007 Notes or any other secured debt — and will be paid out of the assets pledged as collateral before these assets are made available to holders of the Reynolds Senior Notes. In such event, the proceeds from the sale of such assets may not be sufficient to satisfy our obligations under the Reynolds Senior Notes.

The holders of the Reynolds Senior Notes have fewer rights than the holders of our “Designated Senior Indebtedness.”

The Reynolds Senior Notes and the related guarantees constitute “Senior Indebtedness” for purposes of the indenture governing the 2007 Senior Subordinated Notes and, as such, in a liquidation, dissolution or bankruptcy of the Issuers or the note guarantors, holders of the Reynolds Senior Notes and the related note guarantees will be entitled to receive payment in full of such Reynolds Senior Notes and note guarantees before holders of the guarantees of the 2007 Senior Subordinated Notes are entitled to receive any payment, other than certain permitted junior securities, in respect of such guarantees.

However, because the Reynolds Senior Notes and related note guarantees do not, unlike the Reynolds Senior Secured Notes, the Senior Secured Credit Facilities and the 2007 Senior Notes, constitute “Designated Senior Indebtedness” for purposes of the indenture governing the 2007 Senior Subordinated Notes, the holders thereof have more rights than the holders of the Reynolds Senior Notes. Thus, holders of the Reynolds Senior Notes and related note guarantees are not entitled to the benefit of certain provisions in the indenture governing the 2007 Senior Subordinated Notes relating to the subordination of the 2007 Senior Subordinated Notes that provide rights only to holders of Designated Senior Indebtedness, not Senior Indebtedness, including, among other things, the benefits of delivering payment blockage notices or enforcing the turnover provisions of the indenture governing the 2007 Senior Subordinated Notes. Accordingly, holders of the Reynolds Senior Notes may recover less than holders of Designated Senior Indebtedness as a result thereof.

The Reynolds Senior Notes and related note guarantees rank pari passu in right of payment with the guarantees of the 2007 Senior Notes, the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, and in each case, the related guarantees. Therefore, in the event that an Issuer or a note guarantor becomes a debtor in a U.S. bankruptcy case and in the event that claims under the 2007 Senior Notes, the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities are not fully secured, claims of holders of the Reynolds Senior Notes and note guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the guarantees of the 2007 Senior Notes, the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, and, in each case, the related guarantees.

In addition, in such an event, we expect that claims of holders of the Reynolds Senior Notes and related note guarantees will be senior in right of payment to the claims of holders of the guarantees of the 2007 Senior Subordinated Notes. However, because of the differences in the rights of the holders of the Reynolds Senior Notes and the holders of Designated Senior Indebtedness, there can be no guarantee that a bankruptcy court would enforce the contractual subordination of the 2007 Senior Subordinated Notes in favor of the Reynolds Senior Notes in the same manner as it would enforce the contractual subordination of the 2007 Senior Subordinated Notes in favor of the 2007 Senior Notes, the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities.

Holders of the Reynolds Senior Secured Notes may not control certain decisions regarding collateral.

The trustee and collateral agents for the holders of the Reynolds Senior Secured Notes and the administrative agent under the Senior Secured Credit Facilities have entered into the First Lien Intercreditor Agreement, which provides, among other things, that the lenders under the Senior Secured Credit Facilities will control substantially all matters related to the collateral that secures the Senior Secured Credit Facilities, which collateral also secures the Reynolds Senior Secured Notes, and the lenders under the Senior Secured Credit Facilities may direct the collateral agents to foreclose on or take other actions with respect to such collateral with which holders of the Reynolds Senior Secured Notes may disagree or that may be contrary to the interests of holders of the Reynolds Senior Secured Notes. In addition, the First Lien Intercreditor Agreement provides that, to the extent any collateral securing our obligations under the Senior Secured Credit Facilities is released to satisfy such creditor's claims in connection with such a foreclosure, the liens on such collateral securing the Reynolds Senior Secured Notes will also automatically be released without any further action by the trustee, collateral agents or the holders of the Reynolds Senior Secured Notes and the holders of the Reynolds Senior Secured Notes will agree to waive certain of their rights relating to such collateral in connection with a bankruptcy or insolvency proceeding involving us or any guarantor of the Reynolds Senior Secured Notes. The First Lien Intercreditor Agreement provides that the holders of the Reynolds Senior Secured Notes may not take any actions to direct foreclosures or take other remedial actions following an event of default under the Senior Secured Credit Facilities or the Reynolds Senior Secured Notes for at least 90 days and longer if the administrative agent under the Senior Secured Credit Facilities takes action to direct foreclosures or other actions following such event of default.

After the discharge of the obligations with respect to the Senior Secured Credit Facilities whether on enforcement or repayment (other than repayment with indebtedness incurred under an agreement designated as a “Credit Agreement” for the purposes of the First Lien Intercreditor Agreement), at which time the parties to the Senior Secured Credit Facilities will no longer have the right to direct the actions of any collateral agent with respect to the collateral pursuant to the First Lien Intercreditor Agreement, that right passes to the authorized representative of holders of the next largest outstanding principal amount of indebtedness secured by a first lien on the collateral.

In addition, subject to certain conditions, the security documents generally allow us and our subsidiaries to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral. This may impact the type and quality of the security interest granted in respect of the collateral. In addition, to the extent we sell any assets that constitute collateral, the proceeds from such sale will be subject to a lien securing the Reynolds Senior Secured Notes only to the extent such proceeds would otherwise constitute “collateral” securing the Reynolds Senior Secured Notes under the security documents. To the extent the proceeds from any sale of collateral do not constitute “collateral” under the security documents, the pool of assets securing the Reynolds Senior Secured Notes would be reduced and the Reynolds Senior Secured Notes would not be secured by the proceeds of the sale.

The rights of the holders of the 2007 Notes to proceeds from the pledges securing the 2007 Notes rank behind priority pledges over the same collateral.

The obligations under the indenture governing the 2007 Senior Notes are secured by a second-priority security interest in the capital stock of BP I and the receivables under the 2007 Proceeds Loans. The obligations under the indenture governing the 2007 Senior Subordinated Notes are secured by a third-priority security interest in such collateral. These security interests rank behind the first-priority security interest in that collateral in respect of the obligations under the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes. In addition, certain other future indebtedness can be secured by security interests in the collateral that secures the obligations under the indentures governing the 2007 Notes. The distribution of any proceeds realized on enforcement of the security interests in the collateral in respect of the 2007 Notes will be made in accordance with the terms, including the subordination provisions, of the 2007 UK Intercreditor Agreement and the indentures governing the 2007 Notes. It is possible that the amount realized upon enforcement of the security interest in the collateral in respect of the 2007 Notes may not be sufficient to pay all of the indebtedness secured by the security interests in the collateral, and that holders of the 2007 Notes will not recover the full amounts due to them under the 2007 Notes (or any amounts at all).

Under the 2007 UK Intercreditor Agreement, the First Lien Intercreditor Agreement and the indentures governing the 2007 Notes, the pledges of the collateral can be released in a variety of circumstances, including the release and retaking of security in order to secure other indebtedness with such collateral. Such a release and retake is likely to restart any applicable preference or hardening periods applicable to such security interests under relevant insolvency laws.

There may not be sufficient collateral to satisfy our obligations under all or any of the Reynolds Senior Secured Notes and the 2007 Notes.

Much of our assets are not and will not be collateral for the Reynolds Senior Secured Notes or our other secured indebtedness, and the collateral for the 2007 Notes is even more limited, and no appraisals of the fair market value of any assets that are collateral were prepared in connection with the offerings of the Reynolds Senior Secured Notes or the 2007 Notes. The assets that will be excluded from the collateral include all assets of foreign subsidiaries of our U.S. subsidiaries and a number of Pactiv's real properties. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The book value of our assets may not be indicative of the fair market value of such assets, which could be substantially lower. In addition, a substantial portion of our assets will not constitute collateral for the Reynolds Senior Secured Notes, the 2007 Notes (which as noted above are secured only by limited collateral) or our other secured indebtedness. Accordingly, the value of the collateral securing our indebtedness, including the Reynolds Senior Secured Notes, the 2007 Notes and the Senior Secured Credit Facilities and our other indebtedness that shares in the collateral, could be substantially less than the aggregate principal amount of our secured indebtedness. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value or market. While we do not presently believe the Reynolds Senior Secured Notes or our other secured indebtedness are under-collateralized, the value of the assets pledged as collateral for the Reynolds Senior Secured Notes or our other secured indebtedness could be impaired in the future as a result of changing economic conditions in the relevant jurisdictions, changing legal regimes, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of the collateral may be insufficient to pay our obligations under the Reynolds Senior Secured Notes, the 2007 Notes or our other secured indebtedness.

Most of the collateral is subject to the prior or equal claims of other creditors which could diminish any recovery from the collateral. Certain other creditors may have, or in the case of the 2007 Notes, do have permitted liens which rank prior to the liens of the noteholders in the collateral. In addition, certain other creditors may have permitted liens which rank junior to the liens of the noteholders in the collateral such as, in the case of the Reynolds Senior Secured Notes, the collateral securing the 2007 Notes. The indentures governing the Reynolds Notes and the 2007 Notes also permit us to incur additional indebtedness that may share in the collateral on a senior or equal lien priority basis. Any additional obligations secured by a lien on the collateral securing the Reynolds Senior Secured Notes or the 2007 Notes, whether effectively or actually senior to or equal with the lien in favor of the Reynolds Senior Secured Notes or the 2007 Notes will adversely affect the relative position of the holders of such Reynolds Senior Secured Notes or the 2007 Notes with respect to the collateral securing such notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, the proceeds of the enforcement against the collateral will be used first to pay the secured parties under any indebtedness secured on a senior lien priority basis over the collateral in full before making any payments on the Reynolds Senior Secured Notes, the 2007 Notes and any other indebtedness with an equal lien on the collateral. Any Reynolds Senior Secured Notes or the 2007 Notes remaining outstanding will be general unsecured claims that are equal in right of payment with our other unsecured unsubordinated or subordinated indebtedness, as relevant. The presence of junior liens may also impair the value recoverable from the collateral.

The value of the collateral securing the Reynolds Senior Secured Notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against any issuer, guarantor or security provider located in the United States, holders of the Reynolds Senior Secured Notes will only be entitled to post-petition interest under the U.S. federal bankruptcy code to the extent that the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the Reynolds Senior Secured Notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the Reynolds Senior Secured Notes exceed the fair market value of the collateral securing the Reynolds Senior Secured Notes. As a result, holders of the Reynolds Senior Secured Notes that have a security interest in collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the bankruptcy code. In addition, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the Reynolds Senior Secured Notes on the date of the bankruptcy filing was less than the then-current principal amount of the Reynolds Senior Secured Notes. Upon a finding by a bankruptcy court that the Reynolds Senior Secured Notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the Reynolds Senior Secured Notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement for holders of the Reynolds Senior Secured Notes to receive post-petition interest and a lack of entitlement for holders of the unsecured portion of the Reynolds Senior Secured Notes to receive other “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the Reynolds Senior Secured Notes. No appraisals of the fair market value of the collateral were prepared in connection with the offerings of the Reynolds Senior Secured Notes and we therefore cannot assure you that the value of the noteholders' interest in the collateral equals or exceeds the principal amount of the Reynolds Senior Secured Notes. See “— There may not be sufficient collateral to satisfy our obligations under all or any of the Reynolds Senior Secured Notes and the 2007 Notes.” In addition, in certain other jurisdictions, holders of Reynolds Senior Secured Notes may not be entitled to post-petition interest.

The pledge of the securities of our subsidiaries that secures the Reynolds Senior Secured Notes, subject to certain exceptions, will automatically be released to the extent and for so long as that pledge would require the filing of separate financial statements with the SEC for that subsidiary. As a result of any such release, the Reynolds Senior Secured Notes could be secured by less collateral than our other first-lien indebtedness, including the Senior Secured Credit Facilities.

The Reynolds Senior Secured Notes are secured by a pledge of the stock and other securities of certain of our subsidiaries held by the Issuers or the guarantors of the Reynolds Senior Secured Notes. Under the SEC regulations in effect as of the issue date of the Reynolds Senior Secured Notes, if the par value, book value as carried by us or market value, whichever is greatest, of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of any one series of the Reynolds Senior Secured Notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. The indentures governing the Reynolds Senior Secured Notes provide that any portion of the capital stock and other securities of any of our subsidiaries will be excluded from the collateral to the extent that it exceeds the maximum amount of such capital stock or other security that can be pledged to secure the Reynolds Senior Secured Notes without causing such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X or another similar rule, except that such exclusion will not apply to shares of BP I at any time. As a result, holders of the Reynolds Senior Secured Notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during that period. We conduct substantially all of our business through our subsidiaries, many of which have capital stock with a value in excess of 20% of the aggregate principal amount of the Reynolds Senior Secured Notes. Accordingly, the pledge of stock and securities with respect to each such subsidiary will be limited in value to less than 20% of the aggregate principal amount of the Reynolds Senior Secured Notes. As a result, holders of the Reynolds Senior Secured Notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during that period. It may be more difficult, costly and time-consuming for holders of the Reynolds Senior Secured Notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. In addition, the lenders under the Senior Secured Credit Facilities are not subject to such limitation and may have security interests which are substantially more valuable as a result thereof.

The collateral securing the Reynolds Senior Secured Notes and the 2007 Notes may be diluted under certain circumstances.

The collateral that secures the Reynolds Senior Secured Notes and the 2007 Notes, subject to certain limited exceptions, also secures obligations under our Senior Secured Credit Facilities. In addition, this collateral may secure additional senior indebtedness that we or our restricted subsidiaries incur in the future, subject to restrictions on our or their ability to incur debt and liens under the indentures governing the Reynolds Senior Secured Notes and the 2007 Notes and other agreements governing our indebtedness. Your rights would be diluted by any increase in the amount of indebtedness secured by this collateral.

In addition, the collateral securing the 2007 Senior Notes on a second priority basis and the 2007 Senior Subordinated Notes on a third priority basis secures the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities on a first priority basis. As set out in the previous paragraph, the indebtedness which benefits from such first ranking security may be increased, effectively diluting the value of that collateral for the 2007 Notes and reducing the possibility that there will be proceeds from the enforcement of the security in respect of such collateral available for the 2007 Notes. The indentures governing the 2007 Notes also permit other indebtedness to share in the second and third ranking security in respect of the collateral, and any such sharing would dilute the rights of the holders of the 2007 Notes with respect to such collateral.

The collateral is subject to casualty risk.

Even if we maintain insurance, there are certain losses that may be either uninsurable or not economically insurable, in whole or part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any collateral, the insurance proceeds may not be sufficient to satisfy all of our obligations, including the Reynolds Senior Secured Notes, the 2007 Notes and related guarantees.

Any security granted over collateral might be avoided by a trustee in bankruptcy.

Any security granted over collateral in favor of any collateral agents, including pursuant to security documents delivered after the date of the indentures governing the Reynolds Senior Secured Notes, might be avoided by the grantor, as debtor-in-possession, or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, among others, if the grantor is insolvent at the time of granting the security or becomes insolvent as a result of entering into the security or associated documentation, including a guarantee, or a bankruptcy proceeding in respect of the security provider is commenced within a specified number of days following the granting of the security.

In the event that the First Lien Intercreditor Agreement is found to be invalid or unenforceable, the liens in favor of a series of Reynolds Senior Secured Notes in some foreign jurisdictions will not rank pari passu with the liens in favor of the Senior Secured Credit Facilities and the liens in favor of the rest of the Reynolds Senior Secured Notes.

The security documents that create the liens in favor of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities with respect to certain foreign collateral rely on the First Lien Intercreditor Agreement for establishing the relative priorities of the holders of the Reynolds Senior Secured Notes and the lenders and other secured parties under the Senior Secured Credit Facilities. Because the priority of any series of Reynolds Senior Secured Notes with respect to such foreign collateral as compared to the other series of Reynolds Senior Secured Notes and the Senior Secured Credit Facilities depends, in certain instances, on the enforceability of the First Lien Intercreditor Agreement, if the First Lien Intercreditor Agreement is found to be invalid or unenforceable, the liens in favor of a series of Reynolds Senior Secured Notes, in certain jurisdictions, will not rank pari passu with the liens in favor of the other series of Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. In such a situation the claims of the holders of such series of the Reynolds Senior Secured Notes will be effectively subordinated to claims of the holders of the rest of the Reynolds Senior Secured Notes and the lenders and other secured parties under the Senior Secured Credit Facilities to the extent of the value of the assets secured by such liens.

Security interests in respect of the collateral may be adversely affected by the failure to perfect security interests in certain collateral presently owned or acquired in the future.

The security interest in the collateral securing the Reynolds Senior Secured Notes or the 2007 Notes, as applicable, includes assets now owned or, to the extent permitted by applicable laws, acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or any collateral agent will monitor, or that we will inform the relevant trustee or any collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly create or perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the Reynolds Senior Secured Notes or the 2007 Notes against third parties. In addition, we are not required to take certain perfection steps in respect of particular assets, whether owned now or acquired in the future, in certain jurisdictions for cost or commercial reasons or such perfection steps may only occur at the time of enforcement. For example, although certain of our trade receivables may be assigned by way of security, we are not required, and do not intend, to notify the obligor of such receivables of the existence of such security, which may impair the effectiveness of the security interest.

Certain of the jurisdictions where you have the benefit of a security interest in collateral securing the Reynolds Senior Secured Notes or the 2007 Notes do not have public, or other third-party, registers where liens, pledges or other forms of security interests may be centrally recorded and if they do have such registers, registration may not be compulsory to protect a secured party's interests or any registration may not be made or, when made, may not be effective to create priority over other security granted prior to the registration being made. As a result, in these jurisdictions the trustee or collateral agent must rely on any representations and warranties given by us that there are no liens, pledges or applicable other security interests already in place. There can be no assurance that we will accurately inform the relevant trustee or any collateral agent of the status of the collateral securing the Reynolds Senior Secured Notes or the 2007 Notes and the value of the security interest may be adversely affected thereby.

In addition, in certain jurisdictions security interests created over particular assets can only be perfected by possession of the asset by the secured party. The terms of the security documents may not require possession to be granted to the secured party until enforcement, meaning that the security interest will remain unperfected until possession is granted.

Rights of holders of the Reynolds Senior Secured Notes may be adversely affected by bankruptcy proceedings in the United States.

The right of the collateral agents to repossess and dispose of the collateral securing the Reynolds Senior Secured Notes upon acceleration is likely to be significantly impaired by U.S. federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after any collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as any collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, U.S. bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Reynolds Senior Secured Notes could be delayed following commencement of a bankruptcy case, whether or when any collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the Reynolds Senior Secured Notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the Reynolds Senior Secured Notes, the holders of the Reynolds Senior Secured Notes would have “undersecured claims” as to the difference. U.S. federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys' fees for “undersecured claims” during the debtor's bankruptcy case.

Security providers may own assets outside the respective jurisdictions in which they were formed.

The guarantors, security providers and issuers granting security in respect of the Reynolds Senior Secured Notes and the 2007 Notes may own collateral located outside the respective jurisdictions in which such guarantors, security providers or issuers were formed. Where this is the case, the relevant security documents may not purport to create security interests over such collateral. In circumstances where the security documents purport to create security interests over such collateral, such security interests may not be effective, or the enforcement of such security interests in the jurisdiction in which the collateral is located may not be possible.

The use of collateral agents may diminish the rights that a secured creditor would otherwise have with respect to the collateral.

In most cases, the collateral will be taken in the name of a collateral agent for the benefit of the holders of the relevant Reynolds Senior Secured Notes or 2007 Notes and the relevant trustee. As a result, any collateral agent may effectively control actions with respect to collateral which may impair the rights that a noteholder would otherwise have as a secured creditor. Any collateral agent may take actions that a noteholder disagrees with or may fail to take actions that a noteholder wishes to pursue. For example, a collateral agent could decide to credit bid using the value of a noteholder's secured claim even if such noteholder would not individually have done so.

Furthermore, any collateral agent may fail to act in a timely manner which could impair the recovery of the noteholders.

In addition, in instances where any collateral agent cannot, or it is impractical for it to, hold a security interest, a gratuitous bailee may hold the security interest for the benefit of the noteholders. The holders will have no rights against any such gratuitous bailee.

The collateral agents may not be able to possess certain collateral on enforcement and may also be prevented from holding security interests in certain collateral.

Applicable laws may restrict the ability of a foreign entity that holds a security interest in particular collateral from taking possession of that collateral on enforcement. In addition, certain jurisdictions restrict the ability of foreign entities to hold the benefit of security interests over certain assets. This may mean that any collateral agent may be unable to benefit from security interests in certain collateral and may also restrict the ability of such collateral agent to transfer collateral into its name on enforcement.

Intercompany movements of collateral may diminish the assets that serve as collateral and the priority of noteholder liens with respect to collateral.

We are generally permitted to freely move assets within the RGHL Group subject to certain restrictions. However, not all members of the RGHL Group are or will be guarantors, security providers or issuers or grant security over the same type of assets. If collateral is transferred to an entity that is not a guarantor, security provider, or issuer, the interests of the noteholders will cease to be secured by such assets.

If collateral is moved to another entity that is a guarantor, security provider or issuer, the asset may cease to be collateral or your priority in the asset may be impaired. If a type of collateral is transferred to a guarantor that does not grant security interests, as is the case with respect to guarantors organized in Japan, Costa Rica and Australia, or does not grant security interests with respect to that particular type of asset, then the noteholders will lose the benefit of such collateral. Even if the asset continues as collateral in the hands of the recipient entity, there may be hardening periods or notification requirements before the security interest becomes effective or the security interest might not be as beneficial to noteholders as it was in the possession of the transferring entity.

The Reynolds Senior Secured Notes and the 2007 Notes are subject to complex intercreditor agreements governing the relationship between numerous creditors with respect to rights to payments and collateral across several jurisdictions, and there is no certainty as to how or if any court would enforce the intercreditor agreements.

The relationship among the holders of the Reynolds Senior Secured Notes and the 2007 Notes and our other creditors is governed by two intercreditor agreements. The relationship among the holders of the Reynolds Senior Secured Notes, the lenders and other secured parties under the Senior Secured Credit Facilities and creditors under any other series of future first lien indebtedness is governed by the First Lien Intercreditor Agreement which is governed by New York law. The relationship among the holders of the Reynolds Senior Secured Notes and the lenders and other secured parties under the Senior Secured Credit Facilities on the one hand and the holders of the 2007 Notes on the other hand is subject to the 2007 UK Intercreditor Agreement, which is governed by English law.

These intercreditor agreements collectively govern the relationship among certain of our creditors which are located in several countries and have disparate interests. In addition, they govern creditor rights with respect to payment obligations from members of the RGHL Group and collateral located in different countries. Due to the complexity of the agreements, there is no certainty how a court would interpret the interaction among the parties. The complexity may also increase the time required to resolve any disputes among creditors and may impair or delay any recovery under the Reynolds Notes or the 2007 Notes, as applicable, and related guarantees. Also, given that the agreements govern matters in several countries, there is no certainty to what extent, if at all, any court would enforce the provisions.

The guarantees of the 2007 Notes are subordinated to senior indebtedness of the guarantors.

Although the 2007 Notes benefit from guarantees from certain members of the RGHL Group, those guarantees are expressly subordinated in right of payment to indebtedness of the companies providing those guarantees that is senior to the guarantees of the 2007 Notes, including indebtedness in respect of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, and in the case of the 2007 Senior Subordinated Notes, the Reynolds Senior Notes. The subordination provisions in respect of the 2007 Notes are set forth in the 2007 UK Intercreditor Agreement and the indentures governing the 2007 Notes. Generally, the guarantees of the 2007 Senior Notes are senior subordinated guarantees and are subordinated to the senior guarantees of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. The guarantees of the 2007 Senior Subordinated Notes are subordinated guarantees and are subordinated to the senior guarantees of the Reynolds Notes and the Senior Secured Credit Facilities, the senior subordinated guarantees of the 2007 Senior Notes and any other indebtedness that ranks pari passu with such indebtedness. The guarantees of the 2007 Notes are subordinated to other senior indebtedness, and holders of “Designated Senior Indebtedness,” including holders of indebtedness in respect of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, have the benefit of subordination provisions under the 2007 UK Intercreditor Agreement and the indentures governing the 2007 Notes. See “— The holders of the Reynolds Senior Notes have fewer rights than the holders of our 'Designated Senior Indebtedness.'” The indentures governing the 2007 Notes also permit us to incur certain additional indebtedness, which may be senior indebtedness. If we, or any member of the RGHL Group that is a guarantor, security provider or a material company under the Reynolds Senior Secured Notes or the Senior Secured Credit Facilities is declared bankrupt or insolvent, or if there is a payment default under, or an acceleration of, senior indebtedness under the Reynolds Senior Secured

Notes or the Senior Secured Credit Facilities, BP I and any other member of the RGHL Group that is a borrower, issuer, security provider or guarantor under the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities will be required to pay the creditors thereunder in full before the issuer of the 2007 Notes may use any of our assets to pay holders of the 2007 Notes. Accordingly, there may not be enough assets to pay holders of the 2007 Notes after paying the holders of such senior indebtedness. In addition, the creditors in respect of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities and the holders of other “Designated Senior Indebtedness” may prevent a guarantor from making payments to the issuer of the 2007 Notes under the loans of the proceeds of the 2007 Notes in the event of a payment default or for a period of up to 179 days in the case of a non-payment event of default under such senior indebtedness.

Furthermore, no enforcement action under the guarantees of the 2007 Notes may be taken unless:

•	holders of “Designated Senior Indebtedness” have first accelerated that indebtedness or taken certain enforcement action;

•	certain insolvency events in respect of the guarantors are continuing; or

•
an event of default under the applicable indenture governing the 2007 Notes has occurred and 179 days have elapsed since notice has been given to the agent under the “Designated Senior Indebtedness” concerning such event of default.

The guarantees of the 2007 Notes are subject to release in a variety of circumstances on the terms provided for in the 2007 UK Intercreditor Agreement and the indentures governing the 2007 Notes, including in the event of certain enforcement actions taken by the creditors in respect of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities.

The indentures governing the 2007 Notes permit the trustee and the security agent under the indentures governing the 2007 Notes to agree without the consent of the holders of the 2007 Notes to an amendment to the 2007 UK Intercreditor Agreement or a new intercreditor agreement in favor of holders of Designated Senior Indebtedness.

As a result of the subordination provisions described above, in the event of a liquidation, bankruptcy or other insolvency of a guarantor, holders of the 2007 Notes may recover less, ratably, than creditors of the guarantors who are holders of Designated Senior Indebtedness. As a result of the obligation to deliver amounts received in trust to holders of Designated Senior Indebtedness, holders of the 2007 Notes may recover less, ratably, than trade creditors of the guarantors.

ITEM 4. INFORMATION ON RGHL.

Corporate Information

RGHL's executive offices are located at Level Nine, 148 Quay Street, Auckland 1010 New Zealand, and its telephone number is 64 (9) 366-6259. We have appointed National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904 as our agent for service of process in the United States.

History and Development

RGHL was incorporated under the Companies Act 1993 of New Zealand on May 30, 2006. RGHL is a holding company that operates through six segments (SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging) that it acquired in a series of transactions. The key transactions in the development of our business are described below.

The Initial Evergreen Acquisition

Through a series of acquisitions that occurred from January 31, 2007 to April 30, 2007, certain entities that were ultimately owned by our strategic owner, Mr. Graeme Hart, acquired the Bev Pack Business of International Paper Company ("IP") for $497 million in cash. We refer to this acquisition as the “Initial Evergreen Acquisition.” The businesses acquired pursuant to the Initial Evergreen Acquisition became part of our Evergreen segment following the Evergreen Acquisition. See “— The Evergreen Transaction.”

The SIG Transaction

On May 11, 2007, RGHL consummated a public tender offer for all publicly traded shares of SIG Combibloc Group AG (formerly known as SIG Holding AG) ("SIG Combibloc") at a price of CHF 435 per share. At that time, SIG Combibloc was listed on the SIX Swiss Exchange. Following the consummation of the tender offer (the rights to which were assigned to Beverage Packaging Holdings (Luxembourg) III S.à r.l (“BP III”)), RGHL, through its indirect subsidiary BP III, held 98.3% of the SIG Combibloc shares. RGHL, indirectly through BP III, completed a squeeze-out of the remaining publicly owned shares of SIG Combibloc on November 7, 2007 and SIG Combibloc became a wholly-owned subsidiary of BP III. The aggregate purchase price for 100% of the SIG Combibloc shares was €1.7 billion. We refer to this acquisition as the “SIG Acquisition.”

The Reynolds Acquisition

Through a series of acquisitions that occurred from February 29, 2008 to July 31, 2008, certain entities ultimately owned by our strategic owner, Mr. Graeme Hart, acquired Alcoa's closures, consumer products and food and flexible packaging businesses for a total purchase price of $2.7 billion. We refer to these acquisitions as the “Reynolds Acquisition.” The businesses acquired pursuant to the Reynolds Acquisition became our Closures segment and Reynolds consumer products business following the RGHL Transaction and our Reynolds foodservice packaging business following the Reynolds Foodservice Acquisition. See “— The RGHL Transaction” and “— The Reynolds Foodservice Acquisition.”

The RGHL Transaction

On November 5, 2009, BP III acquired the equity of the business that constitutes our Closures segment from an affiliated entity beneficially owned by our strategic owner, Mr. Graeme Hart, for a total purchase price of $708 million. We refer to this acquisition as the “Closures Acquisition.” On the same date, BP III acquired the equity of the Reynolds consumer products business from an affiliated entity beneficially owned by our strategic owner, Mr. Graeme Hart, for a total purchase price of $984 million. We refer to this acquisition as the “Reynolds Consumer Acquisition” and together with the “Closures Acquisition” as the “RGHL Acquisition.” We refer to the RGHL Acquisition and the related financing and other transactions as the “RGHL Transaction.”

The Evergreen Transaction

On May 4, 2010, certain indirect wholly-owned subsidiaries of RGHL acquired the equity of the business that constitutes our Evergreen segment from affiliated entities beneficially owned by our strategic owner, Mr. Graeme Hart, for a total purchase price of $1,612 million. We refer to this acquisition as the “Evergreen Acquisition.” On the same date, an indirect wholly-owned subsidiary of RGHL acquired the assets and assumed the liabilities associated with the Whakatane paper mill from Carter Holt Harvey Limited (“CHH”), an affiliated entity beneficially owned by our strategic owner, Mr. Graeme Hart, for a total purchase price of $46 million. We refer to the Evergreen Acquisition, the Whakatane Acquisition and the related financing and other transactions as the “Evergreen Transaction.”

The Reynolds Foodservice Acquisition

On September 1, 2010, certain indirect wholly-owned subsidiaries of RGHL acquired the equity of the Reynolds foodservice packaging business from an affiliated entity beneficially owned by our strategic owner, Mr. Graeme Hart. The total purchase price was $342 million, which was paid with existing cash. We refer to this acquisition as the “Reynolds Foodservice Acquisition.”

The Pactiv Transaction

On November 16, 2010, a wholly-owned indirect subsidiary of RGHL merged with and into Pactiv, with Pactiv surviving the merger as an indirect wholly-owned subsidiary of RGHL. We refer to this merger as the “Pactiv Acquisition.” Pactiv's stockholders received $33.25 in cash for each share of Pactiv common stock, for a total enterprise value, including net debt, of $5.8 billion. We refer to the Pactiv Acquisition and the related financing and other transactions as the “Pactiv Transaction.”

The Dopaco Acquisition

On May 2, 2011, we acquired Dopaco, Inc. and Dopaco Canada, Inc. (together, "Dopaco") from Cascades Inc. The consideration for the acquisition was $395 million in cash. The purchase price was paid with existing cash. We refer to this acquisition as the “Dopaco Acquisition.” During 2012, we completed the integration of Dopaco into our Pactiv Foodservice segment.

The Graham Packaging Transaction

On September 8, 2011, a wholly-owned indirect subsidiary of RGHL merged with and into Graham Packaging Company Inc. ("Graham Company") with Graham Company surviving the merger as an indirect wholly-owned subsidiary of RGHL. We refer to this acquisition as the “Graham Packaging Acquisition.” Graham Company's stockholders received $25.50 in cash for each share of Graham Company common stock, for a total enterprise value, including net debt, of $4.5 billion. We refer to the Graham Packaging Acquisition and the related financing and other transactions as the “Graham Packaging Transaction.”

Recent Developments

RGHL and certain members of the RGHL Group filed a registration statement with the SEC pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the September 2012 Senior Secured Notes for new registered notes having terms substantially identical to the terms of the original notes. The registration statement was declared effective by the SEC on December 27, 2012 and on January 29, 2013 the exchange offer for the new registered notes was consummated.

Business Overview

Overview

We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We operate through six segments: SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments.

For a discussion of financial results by segment for each of the last three financial years, see “Item 5. Operating and Financial Review and Prospects — Results of Operations” and for a discussion of our capital expenditures for each of the last three financial years, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

SIG

SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. We believe SIG holds the number two market position in the global aseptic beverage carton market measured by volume based on our analysis of industry data. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe. The following table shows total segment revenue by geographic region for SIG for each of the years ended December 31, 2012, 2011 and 2010:

	Revenue by geographic region
(In $ million)	2012	2011	2010
Europe (excluding Germany)	749	829	776
Germany	286	312	313
Asia (excluding China)	334	310	270
China	279	249	199
Middle East	170	130	121
South America	154	117	79
North America	104	89	88
Total	2,076	2,036	1,846

History

SIG's predecessor was established in 1853 as a train car manufacturing plant and leveraged its manufacturing expertise to other activities. Combibloc, SIG's system business model, was originally established in Düsseldorf, Germany in 1878 as a paper business. Combibloc entered the liquid packaging business in 1929 when its founder, Ferdinand Jagenberg, developed the first leak-proof liquid paper container. In 1975, Combibloc introduced its aseptic carton packaging system, which became its principal business. In 1989, SIG acquired Combibloc. In 2004, SIG began a series of divestitures of non-core assets in the packaging and beverage segments. In 2007, SIG was acquired indirectly by Mr. Graeme Hart, our strategic owner, as part of the SIG Acquisition. In 2008, SIG divested its remaining beverage division to focus on aseptic filling and barrier technology as its primary business. In 2010, Whakatane Mill Limited, a wholly-owned indirect subsidiary of SIG Combibloc, purchased the Whakatane paper mill from CHH.

Combibloc Business Model

SIG's Combibloc business model is based on providing aseptic carton packaging filling machines combined with multi-year aseptic carton supply and service relationships. Aseptic cartons are sold to the customer in the form of a sleeve designed to be used exclusively with SIG's aseptic filling machines.

Sleeves, Spouts, Caps and Closures

SIG produces aseptic carton sleeves and spouts, caps and closures for use with its aseptic filling machines. During the filling process the sleeve is opened, sealed at the base, aseptically treated, filled with an aseptically treated beverage or liquid food product and then sealed at the top of the carton.

SIG's management believes that a key differentiator of SIG's production capability is the broad range of product varieties that can be filled on its systems, in terms of viscosity and particulates, enhanced by the recently developed drinksplus application technology for filling particulates. SIG covers a range of markets, including liquid dairy (e.g., milk, cream and soy milk products) and non-carbonated soft drink (e.g., juice, nectar and ice tea). In addition, SIG's aseptic cartons can also be used for liquid food products, such as tomato-based products, soups and broths, sauces, desserts and baby food.

SIG has developed a variety of innovative packaging solutions to help beverage and food manufacturers differentiate their products and generate stronger brand recognition. In the past, SIG's cartons were only produced in the rectangular shape and sold under the Combibloc® trademark, which offered limited potential for manufacturers to differentiate their products. However, SIG's investment in the development of differentiated packaging solutions, sold under the Combifit™ and Combishape® trade names, allows SIG to provide customers with a broad range of solutions. SIG's aseptic filling machines can now fill both the Combibloc and Combifit product lines on the same filling lines.

In recent years, spouts, beverage caps and closures have become a crucial factor in the success of aseptic carton packaging systems as end-consumers demand greater convenience. SIG recognized this trend at an early stage and, in 1993, it was the first company to introduce a reclosable spout for aseptic beverage cartons. This development has resulted in increased demand for products with a reclosable spout. In recent years, SIG has continued to introduce new types of closures that are easy to open, easy to pour and reclosable. SIG has also created a range of tear-off package products for beverage and food products that require larger package openings.

SIG operates 10 aseptic carton manufacturing plants located at seven production sites worldwide, including six in Europe, one in Southeast Asia, one in South America, one in East Asia and one joint venture in the Middle East. SIG also operates the Whakatane paper mill located in New Zealand.

Filling Machines and Services

SIG's aseptic filling machines use its aseptic carton sleeves to form and fill aseptic carton packaging. SIG's aseptic filling machines are advanced in terms of both speed and efficiency. In addition, they can be reconfigured for numerous different package formats to provide SIG's customers with increased flexibility in their manufacturing processes. SIG also offers ongoing services to its customers through its network of service technicians and field service engineers. This is designed to allow SIG's customers to improve the productivity of their aseptic filling machines. SIG’s filling machines may be sold or leased to its customers.

Customers

SIG's customer base includes international companies, large national and regional companies, as well as small local businesses, with its largest customer presence in Europe. SIG's customer base is stable and diversified, with its top ten customers accounting for 35% of the segment's revenue. No single customer accounted for more than 10% of the segment's revenue in 2012.

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture (“SIG Obeikan”). SIG Obeikan sells carton sleeves to Iran Dairy Industries Co. - Pegah Product Dairy Production (“IDIC”), which sleeves are used for packaging of milk and other dairy products. IDIC is, to SIG's knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. SIG Obeikan's 2012 gross sales to IDIC were approximately €8 million, and its net profit from such sales was approximately €1 million. SIG Obeikan intends to continue this activity.

Competition

The aseptic carton packaging market is consolidated, with SIG being one of only two major participants that provide complete aseptic carton filling systems. However, SIG also faces competition from other competitors in the aseptic carton market, including companies that provide only aseptic carton packaging materials to customers who already own and operate filling machines.

In addition to SIG's direct competitors in the aseptic carton packaging market, SIG also competes with plastic bottling suppliers and suppliers of packaging materials made of other substrates, which in some cases may be substituted for its aseptic carton packaging.

Marketing and Sales

SIG's sales and marketing staff coordinate and perform all customer interaction activities, including sales, marketing and technical services. SIG reaches its customers primarily through a direct field sales force of key account managers. SIG's key account managers make regular visits to existing customers to maintain these relationships. They also identify and develop new customer relationships by extending their contact base to include other major purchasers. Compensation of SIG's key account managers is partly performance-based.

SIG's customer service representatives are responsible for processing sales orders, expediting production and liaising with customers on order status. Machine service technicians and field service engineers work closely with key account managers and local marketing staff to satisfy customers' needs through the production of high quality, value-added products and providing on-time deliveries. SIG's design department includes in-house graphics and design personnel who collaborate with customers to provide specialized printing on aseptic carton packaging to differentiate their brands.

SIG actively supports its sales efforts with market research to identify potential opportunities and market trends across its businesses, and develops promotional materials that highlight SIG's capabilities within specific market segments.

SIG coordinates its marketing and sales efforts in Linnich, Germany, working together with regional teams to ensure consistency in its brand strategy and advertising. SIG aims at harmonizing the sales, marketing and service organizations that run the business within each country while concurrently bundling expert resources at the regional and global level.

Seasonality

SIG's operations are moderately seasonal. SIG's customers are principally engaged in providing products such as beverages and liquid foods that are generally less sensitive to seasonal effects, although SIG experiences some seasonality as a result of increased consumption of juices and tea during the summer months in Europe. SIG therefore typically experiences a greater level of carton sleeve sales in the second and third quarters. Sales in the fourth quarter can increase due to additional purchases by customers prior to the end of the year to achieve annual volume rebates that SIG offers.

Manufacturing

SIG's manufacturing primarily consists of assembly of aseptic filling machines and production of aseptic carton sleeves that are used with its machines.

Assembly of aseptic filling machines takes place at SIG's manufacturing facilities in Linnich, Germany, Suzhou, China, and Rayong, Thailand. All of SIG's equipment is highly modularized to ensure that different machine types use common parts and components, thereby reducing the cost of material and assembly and the cost of inventory for assembly and spare parts. SIG's operations in Rayong and Suzhou focus on manufacturing machines for the Asian markets, which are smaller size formats. SIG's Linnich facility manufactures the complete range of machines.

SIG produces aseptic carton sleeves at ten manufacturing facilities in seven locations in Linnich and Wittenberg, Germany, Saalfelden, Austria, Rayong, Thailand, Suzhou, China, Curitiba, Brazil and Riyadh, Saudi Arabia. The Riyadh plant is a joint venture between SIG and Obeikan Industrial Investment Group. SIG produces spouts, caps and closures in Neuhausen, Switzerland and in Riyadh, Saudi Arabia for the joint venture's own use.

Raw Materials and Suppliers

The packaging material for aseptic carton sleeves is composed of a laminate of cartonboard, PE and aluminum. Cartonboard provides stiffness, PE renders packaging liquid-tight and aluminum blocks out light and oxygen. In 2012, the total value of raw materials, including steel and components for SIG's filling machines, was $1,038 million and represented 75% of SIG's total cost of sales, excluding depreciation and amortization and excluding the effects of the adjustments described in SIG's current year cost of sales discussion at "Item 5. Operating and Financial Review and Prospects — Results of Operations."

SIG purchases its raw materials from a number of suppliers, primarily in Europe and Asia. SIG's relations with its suppliers are satisfactory, and SIG has had long-term relationships with many of its large suppliers. SIG relies on a small number of suppliers for its cartonboard requirements for its aseptic carton packaging business. Specifically, SIG purchases most of its cartonboard requirements from Stora Enso Oyj. SIG has purchased cartonboard from Stora Enso Oyj for several years, generally pursuant to written contracts, but from time to time without a written contract in place. SIG's current contract with Stora Enso Oyj expires on December 31, 2013. In the event that SIG was unable to purchase cartonboard from Stora Enso Oyj for a significant period of time, SIG would attempt to secure such cartonboard from other suppliers, which could lead to interruptions to supply or to higher input costs, which may adversely affect our business and results of operations. For risk management purposes, SIG endeavors to reduce its reliance on a small number of suppliers through efforts to secure additional cartonboard suppliers.

SIG expects to derive vertical integration benefits from the 2010 acquisition of the Whakatane paper mill. SIG has an internal supply of cartonboard from the Whakatane paper mill, which currently accounts for approximately 4% of SIG's supply of cartonboard, and we intend to increase this percentage significantly over the next three years.

The prices of SIG’s raw materials fluctuate in conjunction with movements in cartonboard, PE and aluminum prices. The price of cartonboard may fluctuate widely due to external conditions such as weather, product scarcity, commodity market fluctuations, currency fluctuations and changes in governmental policies and regulations. PE prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions. To manage pricing volatility, SIG has a hedging program in place for its main raw materials, resin and aluminum.

SIG manages its relationships with suppliers through a central supply-procurement system. SIG ensures that it receives a continuous supply of materials using vendor-managed inventory and consignment stocking. With some suppliers, SIG also uses just-in-time deliveries to increase flexibility and medium-term contracts to produce arrangements that are mutually beneficial. SIG reviews supplier developments in regular business review meetings as well as through supplier audits.

Quality Management

Meeting customers' complex requirements and technical specifications requires a strong commitment to quality and attention to detail. SIG is committed to a quality management philosophy that aims to achieve continuous improvement in all stages of the production process through the involvement of management and employees. SIG uses a stringent technique of hazard analysis and critical control points to identify critical aspects of alimentary safety, and quality management methods and tools to identify key areas for improvement, such as the reduction of waste and downtime.

Intellectual Property

SIG has a significant number of registered patents and trademarks. SIG carefully protects its patents and trademarks on its products and processes and, where appropriate, defends its intellectual property rights throughout the world. SIG actively monitors its competitors to pursue any infringement of its rights. While in the aggregate SIG's patents are of material importance to SIG's business, SIG believes that its business is not dependent upon any single patent or group of related patents.

SIG's trademark strategy consists of two elements: its corporate brand and individual product brands. SIG has registered the SIG corporate brand as a word mark in many countries around the world and as a device in all classes relevant to the packaging sector.

SIG also relies on unpatented proprietary know-how and trade secrets and employs various methods, including confidentiality agreements with employees and consultants, to protect SIG. Additionally, SIG has licensed, and may license in the future, patents, trademarks, trade secrets and similar intellectual property to third parties. SIG attempts to contractually ensure that its intellectual property and similar proprietary rights are protected when entering into business relationships.

Other than licenses for commercially available software, SIG does not believe that any of its licenses from third parties are material to its business taken as a whole. SIG does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

New Product Development

SIG focuses on the main segments of the aseptic carton packaging markets, specifically the liquid dairy and non-carbonated soft drink markets. For these segments, we believe that new product innovation is necessary to be able to maintain existing market positions, grow in emerging regional markets and enter new markets. Development of new opening solutions is mainly driven by cost optimization, opening and pouring performance, better functionality and improvement of system robustness and product integrity. With respect to improvement of efficiency, cost and reliability, SIG focuses on enhancing the output and robustness of its aseptic filling lines. Product quality and integrity, competitive system cost, environmental sustainability, availability of new technologies and SIG's margins are key drivers for the development of new and improved products. Research and development costs, excluding amortization, were $53 million, $53 million and $46 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Employees

As of December 31, 2012, SIG employed approximately 5,000 people. A significant number of SIG’s employees are covered by collective labor agreements, including agreements with Verdi and IG Metall at SIG’s plants in Germany. SIG has had no history of significant industrial disruption or strikes among its employees in any of its jurisdictions. We believe SIG’s relationships with its employees and labor unions are satisfactory.

Regulatory

As SIG's products are used in food and beverage packaging, SIG's business is subject to regulations governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of its business activities, lead to changes in operating practices, affect SIG's customers and influence the demand for and the cost of providing products and services to its customers. SIG has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of business, compliance cannot be guaranteed.

SIG is subject to environmental, health and safety laws and regulations in the jurisdictions in which it operates. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of SIG's employees, regulate the materials used in and the recycling of products, and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by prior owners or operators of SIG's locations and releases at sites formerly owned or operated by SIG.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulations, such as those related to greenhouse gas emissions and the Kyoto Protocol, an international agreement linked to the United Nations Framework Convention on Climate Change, which could negatively affect SIG. These and other initiatives may cause SIG to incur additional direct costs in complying with any new environmental legislation or regulations, as well as increased indirect costs resulting from SIG's suppliers, customers, or both, incurring additional compliance costs that could get passed through to SIG or impact product demand.

Legal Proceedings

SIG is a party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to SIG's financial position, results of operations or cash flows.

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. We believe Evergreen holds the number one market position for fresh beverage cartons and fresh liquid packaging board in the global and North American markets measured by tons of fresh liquid packaging board, based on our analysis of industry data. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts, and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Evergreen for each of the years ended December 31, 2012, 2011 and 2010:

	Revenue by product group
(In $ million)	2012	2011(1)(2)	2010(1)(2)
Carton Packaging	815	795	774
Liquid Packaging Board	449	451	424
Paper Products	421	387	412
Total	1,685	1,633	1,610

	Revenue by geographic region
(In $ million)	2012	2011(1)	2010(1)
United States and Canada	1,281	1,207	1,232
Asia	201	200	188
Latin America	137	141	110
Europe	43	67	58
Other	23	18	22
Total	1,685	1,633	1,610

(1)
Revenue for the years ended December 31, 2011 and 2010 has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information.

(2)	Certain reclassifications have been made between carton packaging and liquid packaging board to conform to the presentation of the year ended December 31, 2012.

History

Evergreen's predecessor was established in 1946 when IP entered the beverage packaging business by acquiring Single Service, Inc. Over the years, the business was responsible for many breakthroughs in beverage carton packaging, including the introduction of PE coated cartons and barrier board technology. In January 2007, IP's Bev Pack Business was acquired indirectly by Mr. Graeme Hart, our strategic owner, as part of the Initial Evergreen Acquisition. IP's Bev Pack Business included fresh beverage converting facilities, a fresh filling machine manufacturing facility and the Pine Bluff, Arkansas mill. Subsequent to the Initial Evergreen Acquisition, the business was renamed Evergreen. In July 2007, Evergreen acquired Blue Ridge Paper Products, Inc., an independent manufacturer of beverage packaging products. The Blue Ridge business included fresh beverage converting facilities and the Canton, North Carolina mill.

Total Packaging Solution

Evergreen employs a business model that we refer to as “Total Packaging Solution,” which is based on providing Evergreen's customers with a single source for all of their fresh beverage carton packaging requirements. Fresh carton sleeves can be used with Evergreen's fresh filling machines, as well as other fresh filling machines. Carton sales represented 48% of Evergreen's revenue in 2012 and are sold under multi-year and shorter term contracts.

Fresh Carton Sleeves, Spouts, Caps, Closures and Filling Machines

Evergreen produces and sells fresh carton sleeves and supplies spouts, caps and closures. During the filling process, the sleeve is opened, sealed at the base, filled with the beverage products and then sealed at the top of the carton. Fresh carton sleeves can be used for a variety of beverages including liquid dairy drinks, such as regular and flavored milk, and non-carbonated soft drinks, such as fresh juice, fruit-based drinks and iced tea. Fresh cartons are also used for food items, such as liquid eggs, and for non-food items, such as liquid detergents and softeners.

Evergreen has developed a variety of packaging solutions to help beverage manufacturers differentiate their products and generate stronger brand recognition. The application of high-definition, multi-color, printed designs to the cartons gives customers the ability to differentiate their products. Furthermore, Evergreen's barrier board technology allows its customers to achieve longer shelf life for their products as well as protect against the loss of vitamins and other nutrients.

Evergreen’s fresh filling machines use fresh carton sleeves to produce and fill fresh carton packaging. Evergreen offers its customers a variety of filling machine models with different capabilities, which can be reconfigured for different package volumes, providing its customers with flexibility in their manufacturing processes. Evergreen’s fresh filling machines may be sold directly to customers or sold to a third-party finance company, which then leases the filling machines to customers.

Liquid Packaging Board

The production of liquid packaging board at Evergreen's mills in Pine Bluff, Arkansas and Canton, North Carolina allows Evergreen to be a vertically integrated producer of fresh cartons. Evergreen's Pine Bluff and Canton mills produce multiple grades of liquid packaging board, both PE coated and uncoated, for fresh cartons. Evergreen's liquid packaging board products can be broadly grouped into three categories: PE coated liquid packaging board, PE coated / co-extruded liquid packaging board, (also known as barrier board) and uncoated liquid packaging board. In addition, Evergreen's mill in Canton produces cupstock for the manufacture of hot and cold cups as well as ovenable trays for the frozen food market as an alternative to plastic trays.

Other Paper Products

Evergreen also offers a range of paper products, including coated groundwood, which is used in catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper.

Customers

Evergreen's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Many of Evergreen's customer sales contracts are index-based, allowing for pass-through of input cost movements on a quarterly to annual basis. In 2012, Evergreen's top ten customers accounted for 37% of the segment's net revenue, with one customer accounting for 10% of net revenue.

The Pine Bluff and Canton mills' aggregate liquid packaging board production is used by Evergreen's fresh carton packaging business and is also sold to external fresh carton converting customers, with whom Evergreen generally has long-standing relationships. In addition, Evergreen sells liquid packaging board to Pactiv Foodservice and other customers, who produce ovenable trays and cupstock.

Evergreen's coated groundwood customers consist primarily of catalog and magazine publishers. Evergreen's uncoated freesheet customers consist primarily of envelope converters, specialty paper producers and commercial printers. Evergreen sells both directly and through paper brokers in the coated groundwood and uncoated freesheet markets.

Competition

The fresh carton market is fairly consolidated. We believe Evergreen is the only major market participant that provides vertically integrated liquid packaging board as well as complete fresh carton packaging systems consisting of cartons, filling machines and spouts. We believe Evergreen is the largest participant in the fresh carton packaging market measured by volume globally and in North America based on our analysis of industry data.

Furthermore, we believe Evergreen is the largest producer of liquid packaging board for fresh cartons globally and in North America based on our analysis of industry data. Evergreen is a relatively small producer of coated groundwood within a concentrated North American coated papers market. Evergreen is also a small producer of uncoated freesheet within a concentrated market.

Marketing and Sales

Evergreen's sales and marketing staff coordinates and performs all customer interaction activities, including sales, marketing and technical services. Evergreen reaches its large and diversified customer base primarily through a direct field sales force.

Evergreen's customer service representatives are responsible for processing sales orders, expediting production and liaising with customers on order status. Machine service technicians, paper technicians and field service engineers work closely with key account managers to satisfy customers' needs.

Evergreen has a marketing and new product development team focused on leveraging its Total Packaging Solution model and creating new, value-added products in current and adjacent markets.

Evergreen's product innovation aims to deliver new packaging products for both customers and end-use consumers, and to generate a percentage of future revenue from new products. The innovation process follows a traditional stage gate development process. One of Evergreen's primary competitive advantages in fiber-based cartons is offering a total system solution — from board manufacture to efficient filling machines. Therefore, new carton product design teams include expertise from equipment, converting, the mills, and often closures. A key focus for innovation is leveraging leading board and barrier technologies to adjacent markets, such as liquid eggs and fabric softener.

Seasonality

Evergreen's operations are moderately seasonal. Evergreen's customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Manufacturing

Evergreen operates two integrated pulp and paper mills in North America and14 sleeve production plants globally, including seven in the United States, three in East Asia, one in Latin America and three in the Middle East/North Africa. Evergreen's manufacturing operations primarily consist of production of paper and packaging cartonboard, manufacturing and assembly of filling machines and parts and production of fresh carton sleeves that are used with its machines to create fresh carton containers for its customers' beverage products. Fresh carton sleeves are also shipped to Evergreen's customers for filling.

Evergreen outsources to Closures and to external manufacturers its production of spouts, caps and closures, which are manufactured to Evergreen's design and specifications. Evergreen has exclusive supply contracts with Closures and external manufacturers.

Manufacture and assembly of fresh filling machines takes place at Evergreen’s manufacturing facilities in Cedar Rapids, Iowa, and Shanghai, China. Evergreen’s filling machines are mainly utilized to fill cartons of noncarbonated soft drinks, such as juice and juice drinks, and liquid dairy products. Evergreen both manufactures and outsources components used in the production of its fresh filling machines. The majority of Evergreen’s manufacturing suppliers are located near the Cedar Rapids facility. In addition, Evergreen sources some components from China.

Mills

Evergreen’s mills are vertically integrated pulp and paper manufacturing facilities that have their own power generation plant, bleached hardwood and softwood “kraft” pulp lines and extrusion capabilities. The Pine Bluff mill houses one liquid packaging board machine and one coated groundwood machine. In addition, the Pine Bluff mill has a groundwood pulp line to supply the coated groundwood machine. The Canton mill houses one liquid packaging board machine and three uncoated freesheet machines.

Raw Materials and Suppliers

In 2012, the total value of raw materials consumed by Evergreen was $588 million and represented 43% of Evergreen's total cost of sales, excluding depreciation and amortization.

Evergreen internally sources its liquid packaging board requirements from its paper mills in Pine Bluff and Canton. To produce cartonboard at its mills, Evergreen sources wood and resin from a variety of North American suppliers. Evergreen’s relationships with its suppliers are satisfactory.

The prices of Evergreen’s raw materials fluctuate in conjunction with market movements in commodities. Raw wood and wood chips are typically purchased from sources close to the mills, and as a result, prices are established based on local conditions. Potential price fluctuations can occur due to poor weather conditions or insect infestation, but are infrequent due to the techniques and practices of lumber extractors. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. In order to minimize the impact of price fluctuations, Evergreen uses price hedging arrangements for purchases of energy and single and multi-year agreements that provide for fixed prices or prices that escalate based on inflation or published index movements.

Evergreen manages its relationships with suppliers through a central supply-procurement system. It ensures that it receives a continuous supply of materials using vendor-managed inventory and consignment stocking. Evergreen reviews supplier developments in regular business review meetings.

Quality Management

Meeting customers' complex requirements and technical specifications requires a strong commitment to quality and attention to detail. Evergreen is committed to a quality management philosophy that aims to achieve continuous improvement in all stages of the production process through the involvement of management, customers, and employees. Evergreen uses a stringent technique of hazard analysis and critical control points to identify critical aspects of quality management, as well as methods and tools to identify key areas for improvement that result in a reduction of waste and downtime, at all of Evergreen's facilities and those of its customers.

Intellectual Property

Evergreen has a portfolio of several hundred registered patents and registered trademarks. Evergreen uses internal and external resources to manage its intellectual property portfolio and, where appropriate, defends its intellectual property rights throughout the world. Evergreen also relies on unpatented proprietary know-how and trade secrets and employs various methods including confidentiality agreements with employees and consultants to protect its intellectual property. Additionally, Evergreen has licensed, and may license in the future, patents, trademarks, trade secrets and similar intellectual property to third parties. Evergreen attempts to contractually ensure that its intellectual property and similar proprietary rights are protected when entering into business relationships. While in the aggregate Evergreen’s patents are of material importance to Evergreen’s business, Evergreen believes that its business is not dependent upon any single patent or group of related patents.

Other than licenses for commercially available software, Evergreen does not believe that any of its licenses from third parties are material to its business taken as a whole. Evergreen does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

Employees

As of December 31, 2012, Evergreen employed approximately 4,100 people. A significant number of Evergreen's employees are covered by collective labor agreements. Evergreen has had no history of significant union-related work stoppages. We believe Evergreen's relationships with its employees and labor unions are satisfactory.

Regulatory

As Evergreen's products are used in food and beverage packaging, Evergreen's business is subject to regulation governing products that may contact food in virtually every country in which it has operations. Future regulatory and legislative change can affect the economics of its business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Evergreen has adopted compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations, variance in production inputs and efficiencies, and the global scope of business, compliance cannot be guaranteed.

Evergreen is subject to environmental, health and safety laws and regulations in the jurisdictions in which it operates. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Evergreen's employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances , including releases by prior owners or operators of Evergreen's locations and releases at sites formerly owned or operated by Evergreen.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulations, which could negatively affect Evergreen. For example, the United States Congress has considered legislation to reduce emissions of carbon dioxide and other greenhouse gases. Similarly, the EPA is regulating certain greenhouse gas emissions under the federal Clean Air Act. These and other initiatives may cause Evergreen to incur additional direct costs in complying with any new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from Evergreen's suppliers, customers, or both, incurring additional compliance costs that could get passed through to Evergreen or impact product demand.

Evergreen has been addressing issues associated with its wastewater discharges into the Pigeon River from the Canton mill. In April 2012, Evergreen entered into a settlement agreement with various parties who had challenged Evergreen's permit, which settlement agreement requires Evergreen to perform various tests on the river water. Evergreen has conducted all of the required testing to date and expects to be able to continue to comply with such settlement agreement.

In 2009, North Carolina issued an emergency change in the maximum arsenic ambient air level, which effectively allowed the state to reopen limits established in existing air permits. The biomass boiler at the Canton mill, which is partially fueled by coal, did not comply with the new level. In January 2011, Evergreen signed a Special Order by Consent issued by the North Carolina regulatory authorities, which required Evergreen to take certain actions to bring the biomass boiler into compliance with the new arsenic level, and potentially to make certain upgrades to the boiler. However, state regulators have been deferring further action on this issue until the state Science Advisory Board determines the appropriate level for arsenic. After further scientific study, the state's air quality department is recommending that the state increase the acceptable ambient air levels for arsenic. It is unclear whether the proposed ambient air levels will become effective. Evergreen believes that compliance with the proposed levels will not have a material adverse effect on Evergreen's business, financial condition or results of operations.

In addition, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as “Boiler MACT.” Based on available information, Evergreen currently estimates capital costs to comply with the final Boiler MACT rules at between $52 million and $67 million; approximately $35 million to $50 million of such costs will be spent in connection with the boiler at its Canton, North Carolina mill and $17 million in costs will be incurred in connection with the boiler at its Pine Bluff, Arkansas mill. Evergreen expects to incur the Canton costs by 2019 and the Pine Bluff costs by 2015. Evergreen does not expect the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

Legal Proceedings

Evergreen is a party to various litigation matters, including environmental matters, arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation and environmental matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to Evergreen's financial position, results of operations or cash flows.

Closures

Closures is a leading manufacturer of plastic beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. We estimate Closures holds the number one market position in the global plastic beverage caps and closures market measured by volume based on our analysis of industry data. Closures' products also serve the liquid dairy, food, beer and liquor, and automotive fluid markets. In addition to supplying plastic caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America. The following tables show total segment revenue by product group and revenue by geographic region for Closures for each of the years ended December 31, 2012, 2011 and 2010:

	Revenue by product group
(In $ million)	2012	2011	2010
Plastic Closures	1,092	1,165	992
Metal Closures	106	118	117
Capping Equipment	39	46	65
Total	1,237	1,329	1,174

	Revenue by geographic region
(In $ million)	2012	2011	2010
North America	497	555	472
Asia	273	273	233
Europe	220	244	218
South America	204	222	212
Other	43	35	39
Total	1,237	1,329	1,174

History

Closures has been supplying caps and closures since its inception in the 1930s as part of Alcoa's packaging business. Closures started developing aluminum closures primarily for the food industry and continued to develop its manufacturing capabilities through the 1940s and 1950s. In the 1960s, Closures introduced the first resealable aluminum roll-on closure for the beer and soft drink industries. In 1986, Closures acquired H-C Industries, which had developed a patented compression molding process to make plastic closures for carbonated soft drinks. Throughout the 1990s and 2000s, Closures continued to develop innovative closure solutions such as spout fitments for gable top juice containers and hot-fill closures for sports drinks, and entered the European and Asian markets during this period. In 2008, Closures was acquired as part of the Reynolds Acquisition. On February 1, 2010, Closures purchased Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. The acquired company was renamed Closure Systems International Americas, Inc.

Global Packaging Solution

Closures employs a business model, which we refer to as the “Global Packaging Solution,” through which it provides complete closure solutions to its customers. As the only major global provider of beverage caps and closures as well as high speed rotary capping equipment and related services, we believe this model differentiates Closures from its competitors and positions it as a supplier of choice for customers throughout the world. Closures' operations are strategically located in geographic proximity to its customers and are focused on providing innovative closure solutions, quality products, capping equipment and services to its customers, designed to reduce their overall cost of operations.

Caps and Closures

Closures' caps and closures can be used for a variety of beverages, including carbonated soft drinks, non-carbonated soft drinks, bottled water, juices and sports drinks, which are primarily filled in PET containers and require a plastic closure. In addition, Closures' caps and closures can also be applied to seal high density polyethylene containers or glass containers. Closures has also been able to take advantage of the increasing use of plastic caps and closures in the food, dairy and alcoholic beverages categories. Closures' customer relationships have enabled it to expand its core beverage caps and closures product offering through the development of higher margin, customized closure solutions. Closures' mini-closures platform of products is sold in all of its major markets, which provides customers with reduced packaging costs, increased sealing technologies, seal integrity and easy-open confidence. Closures' caps and closures are sold mostly under multi-year contracts.

Capping Equipment and Services

Closures is a global leader in beverage capping equipment. In addition, Closures can provide customized cap handling and application systems specifically tailored to customer needs. Closures builds capping machinery for a wide range of cap and closure applications and production and process environments, offering innovative system solutions for cold-fill, hot-fill and aseptic-fill applications.

In addition to the original capping systems equipment, Closures also supplies its customers with replacement parts through its global spare parts network and online store, as well as technical service through a team of technicians strategically located in geographic proximity to its customers. Closures provides capping machine services both before and after a capping machine placement to help customers improve productivity. These services include retooling programs, quick-change capping conversion, training services, troubleshooting and machine upgrades, on-site capping inspections and line efficiency improvements.

These products and services are designed to deliver a comprehensive system of customer value and reliability, enabling Closures' customers to improve the productivity of their capping machines, which may result in increased caps and closures sales. Closures' emphasis on service leads to strong customer loyalty which may provide Closures with a competitive advantage.

Customers

Closures’ customer base includes international companies as well as large national and regional companies primarily in the beverage and consumer product industries. Where appropriate, Closures manages its customer relationships with large beverage companies at both the parent company and the local bottler levels. This approach allows Closures to foster relationships at the various purchasing decision points, thereby minimizing its exposure to any one particular contract and enabling it to understand the developing requirements of beverage customers. Many of Closures' customers have been customers for over 20 years. Closures also produces caps and closures for Evergreen. In 2012, Closures’ top ten customers accounted for 26% of the segment’s gross revenue, and no single customer accounted for more than 10% of the segment’s gross revenue.

The majority of Closures' revenue is derived from multi-year contracts. Many of Closures' customer sales contracts contain price adjustments based on changes in resin prices which allows Closures to pass through varying degrees of the changes in resin prices to its customers. In addition, an increasing number of Closures' customer sales contracts also contain inflationary price adjustments. Where possible, Closures seeks to stagger the expiration dates of its contracts to avoid the need to renew several large contracts at the same time.

Competition

The global caps and closures market is highly fragmented, with Closures being one of only a few global participants. Most competitors are either local or regional companies primarily supplying only one region of the world. In addition, in certain regions, an increasing number of bottlers are self-supplying closures through in-house manufacturing. We believe Closures has the number one global market position measured by volume in plastic beverage caps and closures overall as well as the number one global market position in beverage caps and closures by volume for the carbonated soft drink segment based on our analysis of industry data. We believe Closures benefits from its proximity to clients, stringent product specifications demanded by its multinational client base, and its ability to provide integrated closure system solutions. Closures also offers strong product design capabilities, leading technology innovation, speed of product delivery, value-added features and cost competitiveness, all of which are differentiating factors in the caps and closures market.

Marketing and Sales

Closures reaches its customer base primarily through a direct field sales organization. Closures' sales teams are principally organized by region and are supported by global marketing teams that are focused on each of its key markets such as carbonated soft drink, non-carbonated soft drink, bottled water and liquid food.

We believe Closures is the only global supplier of a completely integrated closures solution by offering both caps and closures and capping equipment. This provides a strategic advantage for Closures as both its sales professionals and service technicians have the ability to solicit real-time feedback and provide Closures with insight on global cap and closure operations, consumer trends and competitor products. We believe this flow of shared knowledge between equipment sales, cap and closure sales and equipment service personnel helps Closures effectively develop and manufacture high quality, innovative products that meet the needs of its customers.

Seasonality

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters in the Northern Hemisphere.

Manufacturing

Closures operates 32 manufacturing locations worldwide, including 10 facilities in North America, seven in East and Southeast Asia, six in South America, five in Europe and four in the Middle East.

Caps and Closures

Closures manufactures caps and closures at 30 of its 32 manufacturing facilities globally. Closures' global operations enable it to service its broad global customer base. These facilities manufacture caps and closures utilizing Closures' compression molding technology, as well as injection molding and metal stamping processes. Closures manufactures its own proprietary compression molding equipment, which allows Closures to quickly increase manufacturing capacity as demand grows. Using this technology, Closures manufactures a broad range of sealing solutions such as molded in-shell liners, disc liners, induction and conduction seals as well as tamper evidence bands.

Capping Equipment

Closures' capping equipment is manufactured globally at four locations in Germany, Japan, China and the United States. Equipment produced in Germany is primarily supplied to Europe, Africa, the Middle East and some countries in Asia, while equipment made in Japan is primarily sold in Japan, China and other Asian countries. Equipment manufactured in China is sold only in China. U.S. manufactured equipment is primarily sold in North, South and Central America.

Raw Materials and Suppliers

Closures’ principal raw materials are resin and metal. In 2012, the total value of raw materials purchased by Closures was $623 million, with the majority of raw materials being plastic resin. In 2012, total raw materials represented 65% of Closures’ total cost of sales, excluding depreciation and amortization.

Closures’ centralized purchasing function enables it to leverage its global purchasing power and reduce dependence on any one supplier. Closures also maintains local purchasing representation at most manufacturing facilities to take advantage of low cost local suppliers and reduced transportation costs. Closures sources its raw materials from a variety of suppliers and maintains multiple suppliers for each input. Closures typically has one year contracts with key resin, colorant and aluminum suppliers. We believe that the pricing terms under these contracts are consistent with the terms available in the market, and Closures has not historically experienced any significant interruptions of key raw material supplies. Closures considers its relationships with its suppliers to be satisfactory and has relationships spanning more than ten years with a majority of its top suppliers.

To mitigate the volatility of resin prices, the majority by volume of Closures’ customer sales contracts contain price adjustments based on changes in resin prices which allows Closures to pass through varying degrees of the changes in resin prices to its customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. In certain instances, Closures has also been able to negotiate raw material price adjustments with customers not subject to these clauses.

In addition, to further minimize the impact of price fluctuations of raw materials, Closures enters into hedging agreements for some resin purchases. Closures also enters into hedging agreements at the request of certain customers who want to mitigate the risk of changes in raw material costs in their purchase pricing.

Quality Management

Meeting customers’ complex requirements and technical specifications requires a strong commitment to quality, customer service, process controls and reliability. Closures maintains technology centers around the world that are focused on product engineering, testing and design. In addition, we believe Closures has unique testing capabilities through its laboratories located around the world that are fully accredited by major global beverage manufacturers. Closures also uses pilot bottling line equipment to simulate customer filling and capping operations in order to facilitate real world product testing prior to customer line trials. This provides a key advantage for Closures as large customers can leverage Closures’ testing capabilities and avoid the need to perform their own independent product testing.

Closures’ production facilities employ efficient, technologically advanced manufacturing capabilities. In addition, each facility offers reliable customer service, timely delivery and quality performance.

Intellectual Property

Closures has hundreds of registered patents and registered trademarks which, along with trade secrets and manufacturing know-how, help support Closures' ability to add value within its market and sustain its competitive advantages. Closures carefully monitors its patents and trademarks on its products and processes and, where appropriate, defends its intellectual property rights throughout the world. While in the aggregate Closures' patents are of material importance to Closures' business, Closures believes that its business is not dependent upon any single patent or group of patents.

Closures invests a considerable amount of resources in developing its proprietary products and manufacturing capabilities and employs various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect its intellectual property. Additionally, Closures has licensed, and may license in the future, patents, trademarks, trade secrets and similar intellectual property to third parties. Closures attempts to contractually ensure that its intellectual property and similar proprietary rights are protected when entering into business relationships.

Other than licenses for commercially available software, Closures does not believe that any of its licenses from third parties are material to its business taken as a whole. Closures does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

New Product Development

New product innovation is a key component of Closures' growth strategy. Closures' new product development process is based on a fundamental understanding of the interactions between product design, materials of construction and manufacturing and application processes. Key trends driving new product development include cost reduction, product integrity preservation, tamper evidence enhancement, increased brand equity and promotion and consumer functionality. As an example, Closures' mini-closure platform of products, which significantly reduces raw material costs without sacrificing product performance, has been introduced in all of its major markets. In addition, Closures has been a leading innovator in the development of tamper evidence beverage caps and closures and has launched new closures with enhanced tamper evidence. Furthermore, Closures has been a leading innovator in the development of one piece beverage closures, which provide customers with an alternative high performance design that can be manufactured in one resin material, while retaining similar performance characteristics to closures using two materials. Research and development costs were $14 million, $14 million and $13 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Employees

As of December 31, 2012, Closures employed approximately 3,500 people. A small number of employees at its Randolph, New York facility are members of a labor union. A significant portion of Closures' employees in Japan are members of a labor union. In addition, many of

Closures' employees in Europe, South America and Mexico are represented by works councils. Closures has not experienced any significant union related work stoppages over the last 20 years. We believe Closures' relationships with its employees and labor unions are satisfactory.

Regulatory

As Closures' products are used in food and beverage packaging, Closures' business is subject to regulation governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of its business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Closures has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of business, compliance cannot be guaranteed.

Closures is subject to environmental, health and safety laws and regulations in the jurisdictions in which it operates. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Closures' employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances , including releases by prior owners or operators of Closures' locations and releases at sites formerly owned or operated by Closures.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect Closures. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These initiatives may cause Closures to incur additional direct costs in complying with any new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from its suppliers, customers, or both incurring additional compliance costs that could get passed through to Closures or impact product demand.

Legal Proceedings

Closures is a party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to Closures' financial position, results of operations or cash flows.

Reynolds Consumer Products

Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. We estimate that Reynolds Consumer Products holds the number one or two market position in many of the categories in which it competes, based on our analysis of industry data. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds and Hefty, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Reynolds Consumer Products for each of the years ended December 31, 2012, 2011 and 2010:

	Revenue by product group
(In $ million)	2012	2011	2010(1)
Waste and Storage	1,027	992	943
Cooking	853	822	828
Tableware	739	745	762
Total	2,619	2,559	2,533

	Revenue by geographic region
(In $ million)	2012	2011	2010(1)
United States	2,502	2,454	2,434
Americas, excluding the United States	81	75	61
Asia	19	22	24
Middle East and Other	17	8	14
Total	2,619	2,559	2,533

(1)	Amounts based on our Reynolds consumer products and Hefty consumer products businesses' combined revenue for the full year ended December 31, 2010.

History

Our Reynolds Consumer Products business is primarily the result of combining our Reynolds aluminum foil business and our Hefty waste bag, food bag and tableware business. Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 1926, the company began producing aluminum foil for packaging. In 1947, the company introduced its most famous product, Reynolds Wrap Aluminum Foil. The store branded plastic wraps, bags, and container business was founded in 1961 under the Presto name and was acquired by Reynolds Metals Company in 1988.

In 2000, Alcoa merged with Reynolds Metals Company. In 2008, the Reynolds consumer products business was acquired as part of the Reynolds Acquisition.

Our Hefty business was developed by Mobil Plastics in the 1960s, starting with its best known product, the Hefty waste bag, and adding other plastic and aluminum products over time. In 1995, Tenneco Packaging Inc. acquired Mobil Plastics. In November 1999, Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. In November 2010, we acquired Pactiv and integrated the Hefty consumer products and Reynolds consumer products businesses to form our Reynolds Consumer Products segment.

Products

Reynolds Consumer Products' portfolio of products consists of three product lines: waste and storage products, cooking products and tableware products. These products are typically used by consumers in their homes and are sold through a variety of retailers, including grocery stores, mass merchandisers, warehouse clubs, drug stores, discount chains and military channels.

Waste and Storage Products

Waste and storage products includes branded and store branded plastic waste bags, food storage bags and wraps and sells its branded products under such brand names as Hefty® Baggies®, Hefty® Slider Bags, Hefty® Cinch Sak®, Hefty® The Gripper®, Kordite®, and Hefty® Odor Block®.

Cooking Products

Cooking products includes branded and store branded aluminum foil and disposable cookware and sells its branded products under the Reynolds® and Hefty® E-Z Foil® brands in the United States and under the Diamond® brand internationally. We believe Reynolds Consumer Products, with its flagship Reynolds Wrap® products, holds the number one market position in the U.S. branded consumer foil market measured by revenue and volume.

Tableware Products

Tableware products includes branded and store branded foam, plastic, molded fiber and pressed paperboard disposable tableware, including disposable plates, cups, bowls, cutlery and straws. Most of Reynolds Consumer Products' tableware is manufactured by Pactiv Foodservice. Branded items are sold under the Hefty®, Hefty® Zoo Pals® and Kordite® names.

Customers

Reynolds Consumer Products' customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores, and military outlets. Through its sales organization, Reynolds Consumer Products is able to manage its relationships with customers at the national, regional and local levels, depending on their needs. We believe that Reynolds Consumer Products' sales support, together with Reynolds Consumer Products' ability to manufacture and supply store branded products, is a significant competitive advantage. Reynolds Consumer Products also manufactures Pactiv Foodservice's aluminum product offerings. In 2012, Reynolds Consumer Products' top ten customers accounted for 65% of the segment's revenue, with one customer accounting for 40% of the segment's revenue.

Competition

The U.S. consumer food packaging market is relatively mature, yet highly competitive, with Reynolds Consumer Products being one of the few key participants in North America. Reynolds Consumer Products benefits from the strength of the Reynolds and Hefty brands, a differentiated suite of store branded products, as well as significant capital investment in its manufacturing facilities, which are well positioned geographically.

The strong recognition of the Reynolds and Hefty brands among U.S. consumers gives Reynolds Consumer Products a competitive edge. The Reynolds brand has been in existence since 1947 and the Hefty brand has been in existence since 1962.

Marketing and Sales

Reynolds Consumer Products employs sales professionals organized by product type and customer channel. In addition to the sales professionals, the sales organization includes customer service representatives, marketing teams and an internal logistics and transportation team. Reynolds Consumer Products also utilizes third-party brokers for selected products and accounts. Reynolds Consumer Products provides its customers with category management expertise including assortment, pricing and promotion strategies, supported by innovation and consumer-focused insights. We believe this value-added service differentiates Reynolds Consumer Products from its competitors and strengthens its customer relationships.

Seasonality

Reynolds Consumer Products' operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Manufacturing

Reynolds Consumer Products operates 12 manufacturing facilities strategically located across the United States to optimize distribution and minimize lead times and freight costs. At two of its facilities, Reynolds Consumer Products manufactures products for Pactiv Foodservice. In addition, Pactiv Foodservice manufactures products for Reynolds Consumer Products at 26 of its facilities.

Raw Materials and Suppliers

Reynolds Consumer Products' principal raw materials include aluminum and resin, mainly PE and PS. In 2012, the total value of raw materials was $1,288 million and represented 70% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resin accounted for 56% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 16%. Reynolds Consumer Products' other raw materials include products purchased and resold as well as paper, corrugated carton and cases. Reynolds Consumer Products is sensitive to price movements of raw materials, mainly resin and aluminum, and to energy-related cost movements, particularly those that affect transportation and utility costs. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. To minimize the impact of price fluctuations, Reynolds Consumer Products enters into hedging agreements for some resin and aluminum purchases.

Reynolds Consumer Products considers its relationships with its suppliers to be satisfactory. Centralized purchasing enables Reynolds Consumer Products to leverage the global purchasing power of its operations and reduces its dependence on any one supplier. Reynolds Consumer Products sources its raw materials from a variety of suppliers and maintains multiple suppliers for each input. Reynolds Consumer Products typically has one-year contracts with resin suppliers and multi-year contracts with aluminum suppliers, which has historically provided Reynolds Consumer Products with a steady supply of raw materials. Reynolds Consumer Products has not historically experienced any significant interruptions of key raw material supplies.

Quality Management

Reynolds Consumer Products' research and development resources primarily facilitate branded innovation and support store brand growth. Reynolds Consumer Products also has continuous improvement programs focused on cost reduction and productivity improvements and existing programs in lean manufacturing systems that allow for better inventory management. Reynolds Consumer Products' store branded products are subject to a high degree of quality control and many have “national brand equivalent” certification from third parties. Reynolds Consumer Products' integrated aluminum foil production is also designed to achieve the highest degree of product safety through its disciplined control of aluminum ingot grade and retail traceability of products. Supplier controls that are in place throughout Reynolds Consumer Products' facilities require product and process controls, a safe and healthy work environment, environmental compliance and product safety. Reynolds Consumer Products reviews its facilities at least annually for full compliance, and appropriate remediation procedures are taken if necessary.

Intellectual Property

Reynolds Consumer Products has a significant number of registered patents and registered trademarks, including Reynolds® and Hefty®, as well as several copyrights, which, along with trade secrets and manufacturing know-how, help support its ability to add value within the market and sustain its competitive advantages. Reynolds Consumer Products has invested a considerable amount of resources in developing proprietary products and manufacturing capabilities, and it employs various methods, including confidentiality and non-disclosure agreements with third parties, employees, and consultants, to protect its intellectual property. While in the aggregate Reynolds Consumer Products' patents are of material importance to Reynolds Consumer Products' business, Reynolds Consumer Products believes that its business is not dependent upon any single patent or group of patents.

Other than licenses for commercially available software, Reynolds Consumer Products does not believe that any of its licenses from third parties are material to its business taken as a whole. Reynolds Consumer Products does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

New Product Development

New product innovation is an important component of Reynolds Consumer Products' business strategy. Reynolds Consumer Products and Pactiv Foodservice operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois.

Over the years, Reynolds Consumer Products has focused on developing innovative products that address consumers' unmet needs, as well as developing products that replace or upgrade existing items. Reynolds Consumer Products has a strong history of adding innovative features to its products, such as the slider closure on food storage bags, the “gripper” feature on waste bags, an unscented odor block feature to waste bags and the non-stick coating added to the foil in its Reynolds Wrap non-stick product line.

In some instances, Reynolds Consumer Products' store branded strategy is that of a “fast-follower” of newly introduced product innovations, replacements and upgrades. The Double Zipper storage bag is an example of a “fast-follower” product while delivering “national brand equivalent” quality. Reynolds Consumer Products partners with key customers to develop store branded products that emulate popular branded consumer products. For example, Reynolds Consumer Products recently commercialized the SuperFlex Disposer Bag in its store branded product offering, designed to provide the same benefits as branded disposer bag offerings, with increased elasticity and improved puncture resistance. Research and development costs were $15 million and $14 million for the years ended December 31, 2012 and 2011, respectively, and, on a pro forma basis as if we owned the complete segment for the entire year, $15 million for the year ended December 31, 2010.

Employees

As of December 31, 2012, Reynolds Consumer Products employed approximately 3,800 people located primarily in its U.S. manufacturing facilities. Labor unions are present at three facilities in the United States, representing approximately 1,000 workers. Reynolds Consumer Products has not experienced any significant union-related work stoppages over the past five years. We believe Reynolds Consumer Products' relationships with its employees and labor unions are satisfactory.

Regulatory

As many of Reynolds Consumer Products' products are used in food and beverage packaging, Reynolds Consumer Products' business is subject to regulation governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of its business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Reynolds Consumer Products has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of business, compliance cannot be guaranteed.

Reynolds Consumer Products is subject to environmental, health and safety laws and regulations in the jurisdictions in which it operates. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Reynolds Consumer Products' employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by prior owners or operators of Reynolds Consumer Products' locations and releases at sites formerly owned or operated by Reynolds Consumer Products. Many of Reynolds Consumer Products' manufacturing facilities require environmental permits, such as those limiting air emissions. Compliance with these permits can require capital investment and, in some cases, could limit production.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect Reynolds Consumer Products. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These initiatives may cause Reynolds Consumer Products to incur additional direct costs in complying with any new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from Reynolds Consumer Products' suppliers, customers, or both incurring additional compliance costs that could get passed through to Reynolds Consumer Products or impact product demand.

Legal Proceedings

Reynolds Consumer Products is a party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to Reynolds Consumer Products' financial position, results of operations or cash flows.

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. We believe Pactiv Foodservice holds a leading market position in many of its product lines in the U.S. foodservice market based on our industry knowledge and analysis of available data. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products to foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Pactiv Foodservice for each of the years ended December 31, 2012, 2011 and 2010:

	Revenue by product group
(In $ million)	2012	2011(1)	2010(1)(2)
Foam	1,083	1,106	1,049
Plastics	777	868	858
Paper and Molded Fiber	695	563	243
Cups	477	451	374
Aluminum and Film	233	272	252
Injection Molding	176	181	157
Other	410	510	501
Total	3,851	3,951	3,434

	Revenue by geographic region
(In $ million)	2012	2011(1)	2010(1)(2)
United States	3,304	3,432	2,976
Canada	222	189	127
Europe	140	146	148
Mexico	136	132	112
Asia	49	52	71
Total	3,851	3,951	3,434

(1)
Revenue for the years ended December 31, 2011 and 2010 has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information.

(2)	Amounts based on our Reynolds foodservice packaging and Pactiv foodservice packaging businesses' combined revenue for the full year ended December 31, 2010.

History

Our Pactiv Foodservice business is primarily the result of combining the Reynolds foodservice business and the Pactiv foodservice/food packaging business. Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 2000, Reynolds Metals Company was acquired by Alcoa. In 2002, Alcoa acquired Ivex Packaging Corporation, which broadened the presence of the Reynolds foodservice packaging business in the foodservice packaging industry. In 2008, the Reynolds foodservice packaging business was acquired as part of the Reynolds Acquisition.

Pactiv’s foodservice/food packaging business was originally part of Packaging Corporation of America (“PCA”), which was acquired by Tenneco Inc. in 1965. PCA manufactured paperboard and various paperboard products as well as certain plastic and aluminum food packaging products. In 1995, PCA was renamed Tenneco Packaging Inc. and acquired Mobil Plastics Company and in 1996 acquired Amoco Foam Products Company, which expanded its foodservice offering significantly. In April 1999, Tenneco Packaging Inc. sold its paperboard business and in November 1999 Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. Pactiv has made various acquisitions, including Prairie Packaging Inc. in 2007 and PWP Industries Inc. (which was renamed Pactiv Packaging Inc.) in 2010. In November 2010, we acquired Pactiv, and have since integrated our Reynolds foodservice packaging and Pactiv foodservice packaging businesses to form our Pactiv Foodservice segment. In May 2011, we acquired Dopaco and have since integrated Dopaco into our Pactiv Foodservice segment. In September 2012, we acquired the business of Interplast Packaging, Inc., a producer of custom-labeled Recycled PET egg cartons for customers throughout North America. Also in September 2012, we acquired International Tray Pads & Packaging, Inc., a manufacturer of a line of absorbent products used in fresh packed point of purchase meat, fish, poultry and produce.

Products

Pactiv Foodservice is a leading manufacturer of packaging products to the foodservice, supermarket, restaurant and food packaging markets. Pactiv Foodservice's products are designed to protect food during distribution, aid retailers and food processors in merchandising food products and help customers prepare and serve meals in their homes. Pactiv Foodservice has a very broad portfolio of products with a continual emphasis on adding new product lines. Pactiv Foodservice's products include tableware items, such as plates, bowls, cups, cutlery and straws, clear plastic containers, microwaveable plastic, food service plastic film, foam, molded fiber, paperboard and aluminum containers. Supermarket products include clear rigid-display packaging for delicatessen and bakery applications, microwaveable containers for prepared, ready-to-eat meals, and foam trays and absorbent tray pads for meat and poultry. Products sold to food processors include clear rigid packaging, dual-ovenable containers for entrees, molded fiber and PET egg cartons, meat trays and absorbent tray pads, and aluminum containers. Products are manufactured using plastics, aluminum, molded fiber for egg packaging and paper for prepared meals packaging and for cups. In addition, Pactiv Foodservice also sells plastic sheet to thermoformers made with various resins such as PET, PS and PP.

Customers

Pactiv Foodservice's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Pactiv Foodservice's customers include foodservice distributors, food processors, restaurants, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice also manufactures most of Reynolds Consumer Products' tableware. In 2012, Pactiv Foodservice's top ten customers accounted for 52% of the segment's revenue, with two customers each accounting for 12% of revenue, one of which was Reynolds Consumer Products.

Pactiv Foodservice generally sells its products on either a purchase order basis or under formal supply agreements with durations ranging from one to three years. A majority of Pactiv Foodservice's revenue is from supply agreements with raw material cost pass-through mechanisms, with the remainder sold on an open market.

Competition

The U.S. foodservice packaging market is relatively mature but also relatively fragmented, with Pactiv Foodservice being one of a few participants with a product range that spans a significant portion of foodservice product categories. Our competitors in the U.S. foodservice market include large companies that offer several competing products and a range of smaller competitors with only single product offerings. Pactiv Foodservice primarily competes on the basis of price, breadth of product offerings, product features, performance, speed to market, distribution capabilities and product innovation.

Marketing and Sales

Pactiv Foodservice primarily uses a direct sales force to sell to foodservice and food packaging customers and also utilizes third-party brokers for selected products and accounts. Pactiv Foodservice's marketing and sales effort is premised on the “One Face to the Customer” value proposition which uses one sales representative per account to produce one order which is supported by one customer service representative that is responsible for one shipment with one invoice. In addition to the sales professionals, the sales organization includes customer service representatives, marketing teams and an internal logistics and transportation team.

Seasonality

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest, and the holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Manufacturing

Pactiv Foodservice operates 49 manufacturing plants in North America and three in Europe and has two majority-owned joint ventures in China. At 26 of its facilities, Pactiv Foodservice also manufactures products for Reynolds Consumer Products. One of the North American plants that manufactures products for Reynolds Consumer Products is scheduled for closure in 2013. In addition, two facilities operated by Reynolds Consumer Products manufacture products for Pactiv Foodservice. Pactiv Foodservice also operates several distribution facilities in the United States. Pactiv Foodservice manages its manufacturing plants by grouping them into value streams based on common raw materials, similar manufacturing processes and products. Each value stream is managed by a value stream director. The directors have responsibility for all plants that produce a specific process. The value streams are integral to a disciplined and lean operating system that provides consistent operating practices and metrics across all value streams.

Pactiv Foodservice utilizes a variety of production processes, including paper processing, injection molding, thermoforming and extrusion. A focus on continuous improvement, lean manufacturing system initiatives and teamwork has resulted in better customer service measured by case fill, on-time delivery and quality performance metrics.

Pactiv Foodservice utilizes two distribution models. Direct distribution, primarily for processors and supermarkets, sends products straight from the factory to the customer. Pactiv Foodservice contracts with the customer to send full truck loads only. The second distribution model is based around five regional mixing centers. These two distribution models yield significant cost savings for Pactiv Foodservice which are shared with customers. Pactiv Foodservice and Reynolds Consumer Products also operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois.

Raw Materials and Suppliers

Pactiv Foodservice’s principal raw materials include resins, aluminum and paper. In 2012, the total value of raw materials was $1,815 million and represented 59% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 68% of raw material costs for the year, while aluminum, paper and other raw materials collectively accounted for 32%.

The prices of Pactiv Foodservice’s raw materials fluctuate with market movements in commodity prices. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions. Pactiv Foodservice's aluminum product offerings are manufactured by Reynolds Consumer Products. The price of cartonboard may fluctuate widely due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations. Pactiv Foodservice is also sensitive to other energy-related cost movements and in particular those that affect transportation and utility costs. To minimize the impact of price fluctuations, Pactiv Foodservice enters into hedging agreements for some resin and aluminum purchases.

In order to minimize the impact of price fluctuations, Pactiv Foodservice utilizes customer supply agreements that provide for prices that change based on published index movements. In 2012, 64% of the segment's revenue contained raw material cost pass-through mechanisms. Pactiv Foodservice uses price increases to mitigate the effects of raw material cost increases for products sold to customers that do not have raw material cost pass-through mechanisms.

We believe that Pactiv Foodservice’s relationships with its suppliers are satisfactory. Centralized purchasing enables Pactiv Foodservice to leverage its purchasing power for core raw materials and reduces its dependence on any one supplier. Pactiv Foodservice sources its raw materials from a variety of suppliers and maintains multiple suppliers for each input. Pactiv Foodservice typically has contracts with resin suppliers, which have historically provided Pactiv Foodservice with a steady supply of raw materials. Pactiv Foodservice has not historically experienced any significant interruptions of key raw material supplies. Pactiv Foodservice has also undertaken programs to consolidate its supplier base and achieve savings by taking advantage of the economies of scale afforded by its increased purchasing volume. Pactiv Foodservice has continuous improvement programs focused on cost reduction and productivity improvements. Existing programs in lean manufacturing allow for better inventory management. In addition, Pactiv Foodservice’s scale and knowledge of the resin market contribute to efficient raw materials management.

Quality Management

Pactiv Foodservice is committed to a quality management philosophy that aims to achieve continuous improvement in all stages of the production process through the involvement of management, customers and employees. Pactiv Foodservice uses a stringent technique of hazard analysis and critical control points to identify critical aspects of quality management as well as methods and tools to identify key areas for improvement that result in a reduction of waste and downtime at its facilities.

Intellectual Property

Pactiv Foodservice has a significant number of registered patents and registered trademarks which, along with trade secrets and manufacturing know-how, help support Pactiv Foodservice's ability to add value within the market and sustain its competitive advantages. Pactiv Foodservice has invested a considerable amount of resources in developing its proprietary products and manufacturing capabilities, and it employs various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect its intellectual property. Pactiv Foodservice uses internal and external resources to carefully manage its intellectual property portfolio. In addition, where appropriate, the business defends its intellectual property rights throughout the world. Pactiv Foodservice performs internal analysis to decide whether to sue for patent infringements, initiate opposition procedures or counter-actions or buy patents and sign license agreements for the use of foreign patents. We believe that the intellectual property and licensing rights held are adequate for the business. While in the aggregate Pactiv Foodservice's patents are of material importance to Pactiv Foodservice's business, Pactiv Foodservice believes that its business is not dependent upon any single patent or group of patents.

Other than licenses for commercially available software, Pactiv Foodservice does not believe that any of its licenses from third parties are material to its business taken as a whole. Pactiv Foodservice does not believe that any of its licenses to intellectual property rights granted to third parties are material to its business taken as a whole.

New Product Development

Pactiv Foodservice has two research and development facilities. These facilities support and accommodate the full range of research, formulation, design and testing requirements related to customer-driven applications, including design studios, analytical and quality test laboratories, pilot operations for new materials and technology development, test kitchens, rapid prototyping modules and a commercial tooling fabrication operation. Research and development costs were $11 million for each of the years ended December 31, 2012 and 2011, and, on a pro forma basis as if we owned the complete segment for the entire year, $12 million for the year ended December 31, 2010.

Employees

As of December 31, 2012, Pactiv Foodservice employed approximately 11,700 people located primarily in its U.S. manufacturing facilities. Labor unions are present at seven U.S. facilities and at four international locations, representing approximately 2,200 workers. Pactiv Foodservice has not experienced any significant union related work stoppages over the last five years. We believe Pactiv Foodservice's relationships with its employees and labor unions are satisfactory.

Regulatory

As Pactiv Foodservice's products are used in food and beverage packaging, Pactiv Foodservice's business is subject to regulation governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of its business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Pactiv Foodservice has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of business, compliance cannot be guaranteed.

Pactiv Foodservice is subject to environmental, health and safety laws and regulations in the jurisdictions in which it operates. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Pactiv Foodservice's employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances , including releases by prior owners or operators of Pactiv Foodservice's locations and releases at sites formerly owned or operated by Pactiv Foodservice. These laws also regulate, and in certain instances ban, products that may be deemed harmful to the environment. Many of Pactiv Foodservice's manufacturing facilities require environmental permits, such as those limiting air emissions. Compliance with these permits can require capital investment and, in some cases, could limit production.

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect Pactiv Foodservice. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause Pactiv Foodservice to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from Pactiv Foodservice's suppliers, customers or both incurring additional compliance costs that could get passed through to Pactiv Foodservice or impact product demand.

Legal Proceedings

Pactiv Foodservice is a party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to Pactiv Foodservice's financial position, results of operations or cash flows.

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow molded plastic containers for branded consumer products. We believe that Graham Packaging has the number one market share positions in North America for hot-fill juices, sports drinks/isotonics, yogurt drinks, liquid fabric care, dish detergents, motor oil and certain other products measured by volume based on our analysis of industry data. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

We acquired Graham Packaging on September 8, 2011. The following tables show total segment revenue by product group and revenue by geographic region for Graham Packaging for the year ended December 31, 2012 and on a pro forma basis as if we owned the business for the full years ended December 31, 2011 and 2010:

	Revenue by product group
(In $ million)	2012	2011	2010
Food and Beverage	2,081	2,064	1,586
Household	481	538	443
Automotive Lubricants	316	329	320
Personal Care	167	166	164
Total	3,045	3,097	2,513

	Revenue by geographic region
(In $ million)	2012	2011	2010
North America	2,634	2,696	2,178
Europe	261	254	226
Other	150	147	109
Total	3,045	3,097	2,513

History

Graham Packaging was formed in the mid-1970s as a regional domestic custom plastic container supplier. In October 2004, Graham Packaging acquired the blow molded plastic container business of Owens-Illinois, Inc., which essentially doubled its size. In September 2010, Graham Packaging acquired Liquid Container, L.P., a manufacturer of blow molded plastic containers that primarily services the food and household product categories. On September 8, 2011, we acquired Graham Packaging.

Products

Graham Packaging's strategy is to develop new, innovative packaging to meet the design and performance requirements of its customers. Graham Packaging supplies custom blow molded plastic containers to a significant number of end-markets and geographic regions. Graham Packaging's product portfolio consists of four product categories: food and beverage, household, personal care/specialty and automotive lubricants.

Food and Beverage

In the food and beverage product category, Graham Packaging produces containers for shelf-stable, refrigerated and frozen juices, non-carbonated juice drinks, nutritional beverages, beer, yogurt drinks, teas, sports drinks/isotonics, vitamin enhanced waters, snacks, liquor, toppings, sauces, jellies and jams.

Household

In the household product category, Graham Packaging produces containers for products such as liquid fabric care, detergents, household cleaners and dish care.

Personal Care/Specialty

In the personal care/specialty product category, Graham Packaging is a supplier of plastic containers for products in the hair care, skin care, oral care and specialty markets.

Automotive Lubricants

In the automotive lubricants product category, Graham Packaging produces containers for automotive lubricants, primarily single-quart/liter and multi-quart/liter plastic motor oil containers.

Customers

Substantially all of Graham Packaging's sales are to major branded consumer products companies. Most customers are under long-term contracts. These include customers for which the products are manufactured at a dedicated production facility nearby or inside the customer's production facility, as well as products manufactured at Graham Packaging's stand-alone facilities which produce packaging for several customers. Graham Packaging's supply contracts with its customers for on-site production typically have terms of up to ten years, while its supply contracts for production off-site typically have terms that range from three to five years. Both of these categories of contracts either renew automatically for subsequent one year terms or are renegotiated by Graham Packaging before expiration of the initial term. Graham Packaging's contracts typically contain provisions allowing for price adjustments based on changes in raw material prices and, in a majority of cases, the cost of energy and labor, among other factors. Graham Packaging is often the sole supplier of its customers' custom plastic container requirements nationally, regionally or for a specific brand. In 2012, Graham Packaging's top ten customers accounted for 45% of the segment's net revenue, and no single customer accounted for more than 10% of the segment’s net revenue.

Competition

Graham Packaging faces competition from a number of well-established regional and international businesses across several of its product categories. Competition is based on several factors including price, product design, technology (such as barrier protection and lightweighting) and customer service. Several of Graham Packaging's competitors are larger, have greater financial and other resources than Graham Packaging and can offer customers bundled products; however, we believe that Graham Packaging competes effectively because of its superior levels of service, speed to market and product design and development capabilities.

Marketing and Sales

Graham Packaging's sales are made primarily through its direct sales force, as well as selected brokers. Sales activities are conducted from Graham Packaging's corporate headquarters in York, Pennsylvania and from field sales offices located in North America, Europe, South America and Asia. Graham Packaging's products are typically delivered by truck, on a daily basis, in order to meet customers' just-in-time delivery requirements, except in the case of on-site operations. In many cases, Graham Packaging's on-site operations are integrated with its customers' manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers' filling lines.

Seasonality

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales in the second and third quarters. Graham Packaging experiences some seasonality of bottled beverages during the summer months, most significantly in North America. Typically the business begins to build inventory in the first and early second quarters to prepare for the summer demand.

Manufacturing

A critical component of Graham Packaging's strategy is to locate manufacturing facilities on-site, reducing expensive shipping and handling charges, providing instantaneous quality acceptance feedback and increasing distribution efficiencies. Graham Packaging has a network of 96 manufacturing facilities of which approximately one-third are located on-site at its customers' plants.

Graham Packaging utilizes a variety of production processes, including blow molding and injection molding. We believe that the injection molders and blow molders used by Graham Packaging are widely recognized as the leading technologies for high speed production of hot-fill PET containers. Graham Packaging also operates a variety of bottle labeling and decorating platforms, which is accomplished through in-mold techniques or post-molding methods. Typically, these decoration methods are used for bottles in the personal care/specialty product category.

Raw Materials and Suppliers

Resins constitute the primary raw materials used to make Graham Packaging's products. These materials are available from a number of domestic and international suppliers, and Graham Packaging is not dependent upon any single supplier. In 2012, the total value of raw materials was $1,596 million and represented 65% of Graham Packaging's total cost of sales, excluding depreciation and amortization.

Typically, Graham Packaging does not enter into long-term supply agreements with its suppliers. Graham Packaging considers the supply and availability of raw materials to be adequate to meet its needs. We believe that Graham Packaging maintains an adequate inventory to meet demand. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. Changes in the cost of resin are passed through to most customers by means of corresponding changes in product pricing in accordance with Graham Packaging's agreements with these customers and industry practice.

Quality Management

Graham Packaging maintains quality assurance and control programs with respect to the performance of the products it manufactures, the performance of its suppliers and the compliance of its operations to its quality management system and sound manufacturing practices. Graham Packaging's production lines are equipped with specific quality control inspection equipment and its employees continuously monitor product attributes and performance through a comprehensive statistical process control system. Quality control laboratories are maintained at each manufacturing facility to test its products and validate their compliance with customer requirements. Graham Packaging continuously monitors and enhances its quality assurance and control programs to keep pace with the most current technologies and to meet and exceed customer expectations.

Intellectual Property

Graham Packaging holds a significant number of trademarks and several issued or pending patents. While in the aggregate the patents are of material importance to its business, Graham Packaging believes that its business is not dependent upon any one single patent, group of patents or trademark. Graham Packaging also relies on unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain its competitive position. Third parties could, however, obtain knowledge of this proprietary know-how through independent development or other unauthorized access.

In addition to its own patents and proprietary know-how, Graham Packaging is a party to licensing arrangements and other agreements authorizing it to use other proprietary processes, know-how and related technology and/or to operate within the scope of certain patents owned by other entities. In some cases, the licenses granted to Graham Packaging are perpetual and in other cases, the term of the license is related to the life of the patent associated with the license. Other than licenses for commercially available software, Graham Packaging does not believe that any of its licenses from third parties are material to its business taken as a whole. Graham Packaging also has licensed some of its intellectual property rights to third parties. Graham Packaging does not believe any of these licenses are material to its business taken as a whole.

New Product Development

Graham Packaging’s technical capability has been enhanced through its Global Innovation & Design Center in York, Pennsylvania. Graham Packaging incurs costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, were $11 million for the year ended December 31, 2012, and, on a pro forma basis as if we owned the segment for the entire years, $9 million and $10 million for the years ended December 31, 2011 and 2010, respectively.

Employees

As of December 31, 2012, Graham Packaging employed approximately 8,500 people. Approximately 79% of Graham Packaging's employees are hourly wage employees, 42% of whom are represented by various labor unions and are covered by various collective bargaining agreements. Graham Packaging has not experienced any significant union-related work stoppages over the last five years. We believe Graham Packaging's relationships with its employees and labor unions are satisfactory.

Regulatory

As Graham Packaging's products are used in food and beverage packaging, Graham Packaging's business is subject to regulation governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of its business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Graham Packaging has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of business, compliance cannot be guaranteed.

Graham Packaging is subject to environmental, health and safety laws and regulations in the jurisdictions in which it operates. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Graham Packaging's employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by prior owners or operators of Graham Packaging's locations and releases at sites formerly owned or operated by Graham Packaging. These laws also regulate, and in certain instances ban, products that may be deemed harmful to the environment. Many of Graham Packaging's manufacturing facilities require environmental permits, such as those limiting air emissions. Compliance with these permits can require capital investment and, in some cases, could limit production.

As a result of Graham Packaging closing its plant in Edison, New Jersey, Graham Packaging is subject to New Jersey's Industrial Site Recovery Act ("ISRA"). ISRA specifies a process of reporting to the New Jersey Department of Environmental Protection, and, in some situations, investigating, cleaning up and/or taking other measures with respect to environmental conditions that may exist at an industrial establishment that has been shut down or is being transferred. Graham Packaging is in the process of implementing its obligations under ISRA regarding this facility and does not believe that it will have a significant impact on the results of operations.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect Graham Packaging. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These initiatives may cause Graham Packaging to incur additional direct costs in complying with any new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from Graham Packaging's suppliers, customers, or both incurring additional compliance costs that could get passed through to Graham Packaging or impact product demand.

A number of governmental authorities, both in the United States and abroad, have considered, are expected to consider or have passed legislation aimed at reducing the amount of disposed plastic wastes. Those programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. That legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact Graham Packaging's business. Some consumer products companies, including some of Graham Packaging's customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. To date, Graham Packaging has not been materially adversely affected by these initiatives and developments. Graham Packaging operates a large HDPE bottles-to-bottles recycling plant in York, Pennsylvania.

Legal Proceedings

Graham Packaging is a party to various litigation matters arising in the ordinary course of business. The ultimate legal and financial liability of Graham Packaging with respect to such litigation cannot be estimated with certainty, but management believes, based on its examination of these matters, experience to date and discussions with counsel, that ultimate liability from Graham Packaging's various litigation matters will not be material to the business, financial condition, results of operations or cash flows of Graham Packaging.

Organizational Structure

We are a holding company that conducts its business operations through its controlled entities. Our significant controlled entities, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by us, are set out in note 24 to our audited financial statements included elsewhere in this annual report.

The following diagram sets forth a summary of our corporate structure and certain financing arrangements.

Property, Plants and Equipment

Our business segments operate through a number of offices, manufacturing facilities and warehouses throughout the world. We generally own or lease our facilities under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness with certain financial institutions. We believe that our manufacturing facilities are well maintained, suitable for their respective operations and provide sufficient capacity to meet reasonably foreseeable production requirements.

SIG

SIG operates 10 aseptic carton manufacturing plants located at seven production sites worldwide. SIG manufactures filling machines and components for its Combibloc system at three of its manufacturing facilities. SIG also operates the Whakatane paper mill located in New Zealand.

Evergreen

Evergreen operates two integrated pulp and paper mills and 14 sleeve production plants at locations worldwide and one separate extrusion facility. Evergreen also has two locations where it manufactures filling machines and components, one of which is also a sleeve production plant.

Closures

Closures operates 32 manufacturing plants at locations worldwide, including 10 facilities in North America, seven in East and Southeast Asia, six in South America, five in Europe and four in the Middle East.

Reynolds Consumer Products

Reynolds Consumer Products operates 12 manufacturing plants, all located in the United States. Reynolds Consumer Products and Pactiv Foodservice operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois.

Pactiv Foodservice

Pactiv Foodservice operates 49 manufacturing plants in North America and three in Europe and has two majority-owned joint ventures in China. At 26 of its facilities, Pactiv Foodservice manufactures products for Reynolds Consumer Products. One of the North American plants that manufactures products for Reynolds Consumer Products is scheduled for closure in 2013. In addition, two facilities operated by Reynolds Consumer Products manufacture products for Pactiv Foodservice. Pactiv Foodservice also operates several distribution facilities in the United States. Reynolds Consumer Products and Pactiv Foodservice operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois.

Graham Packaging

Graham Packaging has a network of 96 manufacturing facilities of which approximately one-third are located on-site at its customers' plants. Graham Packaging also has a global innovation and design center and a bottles-to-bottles recycling plant, both in York, Pennsylvania.

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion should be read in conjunction with “Item 4. Information on RGHL — Business Overview” and our historical financial statements and the notes thereto, in each case included elsewhere in this annual report. The following discussion and analysis also includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements with respect to our actual results. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this annual report. See “Forward-Looking Statements” and “Item 3. Key Information — Risk Factors.”

Recent Acquisitions and Integration

Our most recent significant acquisitions are described below.

Graham Packaging Acquisition

On September 8, 2011, we acquired Graham Packaging Company Inc. for a total enterprise value, including net debt, of $4.5 billion. We financed the purchase of shares, the repayment at acquisition of certain of Graham Packaging's indebtedness and associated transaction costs with new indebtedness.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the hot food, specialty beverage and consumer products markets. We expect to realize significant cost savings by optimizing procurement of certain raw materials for our segments, consolidating facilities, eliminating duplicative operations and overhead, improving supply chain management and achieving other efficiencies. Once we fully integrate Graham Packaging, we expect to generate annual operational synergies and cost savings across our segments of approximately $75 million by the end of 2013, of which we have achieved $46 million from the date of acquisition through December 31, 2012. In order to achieve these synergies and cost savings, we expect to incur cash outlays of approximately $75 million by the end of 2013, of which we have incurred $48 million from the date of acquisition through December 31, 2012. Expenses incurred under our integration program generally include severance, exit, disposal and other costs.

The valuation of the assets acquired and liabilities assumed in connection with the Graham Packaging Acquisition was finalized during the year ended December 31, 2012. In accordance with IFRS 3 (Revised), “Business Combinations,” all adjustments resulting from the finalization of the purchase accounting have been recognized retrospectively as of the date of the acquisition. For details of assets acquired and liabilities assumed, refer to note 26 of the RGHL Group's audited financial statements included elsewhere in this annual report.

Dopaco Acquisition

On May 2, 2011, we acquired Dopaco from Cascades Inc. Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The purchase consideration for the acquisition was $395 million in existing cash. Dopaco's business has been integrated into the Pactiv Foodservice segment. As a result of the Dopaco acquisition, we have generated annual operational synergies and cost savings of $27 million as of December 31, 2012. In order to achieve these synergies and cost savings, we have incurred cash outlays of approximately $21 million from the date of acquisition through December 31, 2012. Expenses incurred under our integration program generally included severance and other costs.

The valuation of the assets acquired and liabilities assumed in connection with the Dopaco Acquisition was finalized during the year ended December 31, 2011. In accordance with IFRS 3 (Revised), “Business Combinations,” all adjustments resulting from the finalization of the purchase accounting have been recognized retrospectively as of the date of the acquisition. For details of assets acquired and liabilities assumed, refer to note 26 of the RGHL Group's audited financial statements included elsewhere in this annual report.

Pactiv Acquisition

On November 16, 2010, we acquired Pactiv Corporation (now Pactiv LLC) for a total enterprise value, including net debt, of $5.8 billion. We have substantially completed the process of combining our Reynolds consumer products and Reynolds foodservice packaging businesses with our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, to form integrated Reynolds Consumer Products and Pactiv Foodservice segments. As a result of the Pactiv acquisition, we generated annual operational synergies and cost savings of $230 million from the consolidation of facilities, elimination of duplicative operations, improvement of supply chain management and achievement of other efficiencies as of December 31, 2012. In order to achieve these synergies and cost savings, we incurred cash outlays of approximately $130 million from the date of acquisition through December 31, 2012. Expenses incurred under our integration program generally included severance, exit, disposal and other costs associated with combining the components of the acquired consumer products and foodservice packaging businesses into our current Reynolds Consumer Products and Pactiv Foodservice segments.

The valuation of the assets acquired and liabilities assumed in connection with the Pactiv Acquisition was finalized during the year ended December 31, 2011. In accordance with IFRS 3 (Revised), “Business Combinations,” all adjustments resulting from the finalization of the purchase accounting have been recognized retrospectively as of the date of the acquisition. For details of assets acquired and liabilities assumed, refer to note 26 of the RGHL Group's audited financial statements included elsewhere in this annual report.

Key Factors Influencing Our Financial Condition and Results of Operations

Acquisitions, Substantial Leverage and Other Transaction-Related Effects

The six segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of December 31, 2012, our total indebtedness of $18,142 million ($17,455 million as of December 31, 2011) was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. As reflected in our statement of financial position, we had total borrowings of $17,902 million, consisting of total indebtedness net of unamortized debt issuance costs, original issue discount and embedded derivatives. For more information regarding our external borrowings, refer to note 18 of the RGHL Group's audited financial statements included elsewhere in this annual report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs

We have implemented a number of restructuring and cost saving programs over the past three years in order to reduce our operating costs. During the year ended December 31, 2012, we incurred restructuring charges of $57 million, business integration costs of $54 million and operational process engineering-related consultancy costs of $17 million. These costs were largely related to workforce reductions, improving supply chain management, achieving other efficiencies and consolidation of facilities.

As discussed under the “— Recent Acquisitions and Integration” section above, we expect to incur additional restructuring costs as well as integration costs through the end of 2013 that will largely relate to the integration of Graham Packaging into the RGHL Group.

Raw Materials and Energy Prices

Our results of operations are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	SIG — cartonboard, resin, aluminum

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, aluminum, paperboard

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard from January 1, 2009 through December 31, 2012 are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: Chemical Market Associates Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metal Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are tied to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials.

Changes in raw material prices impact our results of operations. Revenue is directly impacted by changes in raw material costs as a result of raw material cost pass-through mechanisms in many of the customer pricing agreements entered into by most of our segments. Generally, the contractual price adjustments do not occur simultaneously with commodity price fluctuations, but rather on a mutually agreed upon schedule. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. Historically, the average lag time in implementing raw material cost pass-through mechanisms (where contractually permitted) has been approximately three months.

We use price increases, where possible, to mitigate the effects of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. Contracts for SIG's products and for the branded products sold by Reynolds Consumer Products generally do not contain raw material cost pass-through mechanisms.

The prices for some of our raw materials, particularly resins and aluminum, have fluctuated significantly in recent years. Prices for raw wood and wood chips have fluctuated less than the prices of resins and aluminum. Raw wood and wood chips are typically purchased from sources close to our mills and, as a result, prices are established locally based on factors such as weather conditions and local competitive conditions.

Volatility in resin, aluminum and paper prices has had an effect on our results of operations. Historically, raw material price increases have resulted in increases in cost of sales and any subsequent pass-through to customers has resulted in increases in revenue. Raw material cost decreases and any subsequent pass-through to customers have historically had an opposite effect on cost of sales and revenue.

Management expects continued volatility in raw material prices as a result of the continued uncertainty in the global economic environment, and such volatility may impact our results of operations. We continue to take steps to minimize the impact of the volatility of raw material prices through commodity hedging, fixed supplier pricing, reducing the lag time in contractual raw material cost pass-through mechanisms and entering into additional indexed customer contracts that include raw material cost pass-through provisions.

Our segments are also sensitive to energy-related cost movements, particularly those that affect transportation and utility costs. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as Evergreen incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. Further, energy costs (excluding transportation costs) are generally included in Evergreen's indexed customer contracts.

Hedging Activities

Our business is exposed to commodity and other price risk principally from the purchase of resin, aluminum, natural gas, ethylene, benzene, diesel, electricity and cartonboard. From time to time we enter into hedging agreements for some of our raw materials and energy sources to minimize the impact of price fluctuations. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices primarily related to aluminum, resin and natural gas. For additional details related to our commodity hedging activities, refer to “— Qualitative and Quantitative Disclosures about Market Risk — Commodity Risk.”

The realized gains or losses arising from derivative instruments are recognized in cost of sales while the unrealized gains or losses associated with derivative instruments are recognized in other income/expenses.

While we currently employ the hedging strategy discussed above, we may decide to increase or decrease our level of hedging depending on management's assessment of current market conditions.

Effect of Currency Fluctuations

Our segments operate in multiple countries and transact business in a range of currencies. Evergreen, Reynolds Consumer Products and Pactiv Foodservice, which predominantly operate in the United States, are less affected by currency fluctuations than SIG, Closures and Graham Packaging. In addition to the U.S. dollar, the currencies in which our transactions are primarily denominated are the euro, Mexican peso, New Zealand dollar and Canadian dollar. Exchange rate fluctuations can therefore either increase or decrease revenue and expense items when reported in dollars. For most financial periods, the impact on revenue due to fluctuations in exchange rates has been partially offset by the impact on expenses, as most of our business units incur revenue and expenses in their respective local currencies, creating a natural hedge to currency fluctuations.

Black Liquor Credit and Cellulosic Biofuel Producer Credits

Black Liquor Credit was a refundable excise tax credit that benefited companies that used alternative fuel mixtures for energy production to operate their businesses in the United States. For the year ended December 31, 2009, Evergreen filed claims for Alternative Fuel Mixture Credits ("AFMC") at its Canton and Pine Bluff mills covering eligible periods from January 2009 to December 2009, totaling $235 million. As a result of these claims, for the year ended December 31, 2009, Evergreen recognized a reduction of $214 million in its cost of sales. The tax credit, as it related to alternative fuel mixtures, expired on December 31, 2009.

During 2010, the Internal Revenue Service further clarified how to determine the volume of alternative fuel mixture used in the production process that qualified for the tax credit. Based on these clarifications and related studies commissioned by management, Evergreen determined that an additional claim was available related to the volume of Black Liquor used during 2009. As a result of these claims, for the year ended December 31, 2010, Evergreen recognized a reduction of $10 million in its cost of sales.

On July 9, 2010, the IRS published Chief Counsel Advice Memorandum 2010-002, concluding that Black Liquor sold or used before January 1, 2010 qualifies for the Cellulosic Biofuel Producer Credits (“CBPC"). In October 2010, the IRS provided additional guidance on the qualification of CBPC. The CBPC is separate from the Black Liquor Credit recognized by Evergreen in 2009 and 2010. Evergreen qualified for the CBPC in regards to Black Liquor Credit produced in 2009 that was not included in the calculation of the original Black Liquor Credit. Evergreen recorded a $29 million CBPC credit to income tax expense in 2010.

During 2012, Evergreen was under IRS examination. During the exam, Evergreen submitted a refund claim for taxes paid on the Black Liquor Credits on the basis that the $245 million of credits were not considered taxable income in tax years 2009 and 2010. The IRS agreed with this position and accepted the refund claim. As a result, Evergreen recorded a $92 million credit to income tax expense in 2012.

Seasonality

Our business is impacted by seasonal fluctuations. For additional information, refer to each segment's seasonality discussion at “— Item 4. Information on RGHL — Business Overview.”

Results of Operations

The following discussion should be read in conjunction with the RGHL Group's audited financial statements included elsewhere in this annual report. Detailed comparisons of revenue and results are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2012	% of revenue	2011(1)(2)	% of revenue	Change	% change
Revenue	13,830	100%	11,819	100%	2,011	17%
Cost of sales	(11,210)	(81)%	(9,725)	(82)%	(1,485)	15%
Gross profit	2,620	19%	2,094	18%	526	25%
Selling, marketing and distribution expenses/General and administration expenses	(1,194)	(9)%	(975)	(8)%	(219)	22%
Net other expense	(116)	(1)%	(211)	(2)%	95	(45)%
Share of profit of associates and joint ventures, net of income tax	27	—%	17	—%	10	59%
Profit from operating activities	1,337	10%	925	8%	412	45%
Financial income	286	2%	22	—%	264	NM
Financial expenses	(1,690)	(12)%	(1,420)	(12)%	(270)	19%
Net financial expenses	(1,404)	(10)%	(1,398)	(12)%	(6)	—%
Loss before income tax	(67)	—%	(473)	(4)%	406	(86)%
Income tax benefit	37	—%	56	—%	(19)	(34)%
Loss for the year	(30)	—%	(417)	(4)%	387	(93)%
Depreciation and amortization	1,134	8%	972	8%	162	17%
RGHL Group EBITDA(3)	2,471	18%	1,897	16%	574	30%
RGHL Group Adjusted EBITDA(3)	2,564	19%	2,124	18%	440	21%

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the results of operations of Dopaco from May 2, 2011 to December 31, 2011 and the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

(2)
Revenue and net other income (expense) for the year ended December 31, 2011 have been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information.

(3)
RGHL Group EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Item 3. Key Information — Risk Factors.” Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

We acquired Graham Packaging on September 8, 2011. The results of operations of Graham Packaging have been included in the RGHL Group's results of operations as a separate segment since the consummation of the Graham Packaging acquisition. For the year ended December 31, 2012, Graham Packaging's revenue, profit from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group's results were $3,045 million, $18 million, $395 million and $471 million, respectively. For the period from September 8, 2011 to December 31, 2011, Graham Packaging's revenue, loss from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group's results were $967 million, $24 million, $105 million and $156 million, respectively.

In addition, we acquired Dopaco on May 2, 2011. The operating results of Dopaco have been combined with the operating results of our Pactiv Foodservice segment since the date of the Dopaco acquisition.

For further details on the above acquisitions, refer to “— Recent Acquisitions and Integration” and note 26 of the RGHL Group's audited financial statements included elsewhere in this annual report.

Revenue. Revenue increased by $2,011 million, or 17%, to $13,830 million for the year ended December 31, 2012 compared to $11,819 million for the year ended December 31, 2011. The increase was largely attributable to incremental revenue from the acquisitions of Graham Packaging and Dopaco. In addition, revenue increased at (a) SIG driven by increased sales in the Middle East, Asia, South America and North

America, (b) Evergreen driven by sales in paper products and cartons, and (c) Reynolds Consumer Products driven primarily by price increases. These increases in revenue were partially offset by decreases at (a) Closures driven by changes in product mix and pricing related to price negotiations and the pass-through of resin price changes to customers, and (b) Pactiv Foodservice driven primarily by lower volumes as a result of the sale of the laminating operations and exiting certain low margin non-strategic product offerings as well as lower volume principally driven by lower sales in mature, declining and non-strategic categories, partially offset by pricing strategies to recover higher resin costs. Foreign currency exchange rates had an unfavorable impact of $150 million at SIG and Closures largely resulting from the strengthening of the dollar against the euro and Mexican peso in the year ended December 31, 2012 compared to the year ended December 31, 2011.

Cost of Sales. Cost of sales increased by $1,485 million, or 15%, to $11,210 million for the year ended December 31, 2012 compared to $9,725 million for the year ended December 31, 2011. The increase was largely attributable to incremental cost of sales from the acquisition of Graham Packaging. The increases were offset by the sale of the laminating operations at Pactiv Foodservice, lower raw material costs and benefits from actual synergies realized and improved operational performance. Foreign currency exchange rates had a favorable impact of $125 million at SIG and Closures largely resulting from the strengthening of the dollar against the euro and Mexican peso in the year ended December 31, 2012 compared to the year ended December 31, 2011. Cost of sales as a percentage of revenue decreased across all segments.

Gross Profit. Gross profit increased by $526 million, or 25%, to $2,620 million for the year ended December 31, 2012 compared to $2,094 million for the year ended December 31, 2011. Gross profit margin increased to 19% for the year ended December 31, 2012 compared to 18% for the year ended December 31, 2011. Compared to the prior year period, gross profit margin increased across all segments. These increases were driven primarily by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $219 million, or 22%, to $1,194 million for the year ended December 31, 2012 compared to $975 million for the year ended December 31, 2011. This increase in expenses was primarily attributable to the acquisition of Graham Packaging. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue increased to 9% for the year ended December 31, 2012 compared to 8% for the year ended December 31, 2011. Selling, marketing and distribution expenses and general and administration expenses also increased by a $27 million adjustment at SIG, a $23 million reclassification from cost of sales at Closures and a $19 million reclassification from cost of sales at Reynolds Consumer Products during the year ended December 31, 2012.

Net Other. Net other expense decreased by $95 million to $116 million for the year ended December 31, 2012 compared to net other expense of $211 million for the year ended December 31, 2011. This change was primarily attributable to a $67 million gain on sale of the Louisville laminating operations in the Pactiv Foodservice segment, a $33 million decrease in unrealized loss on derivatives as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012, a $32 million decrease in business restructuring expenses, a $25 million decrease in operational process engineering-related consultancy costs and a $21 million decrease in business acquisition and integration costs in the current year compared to the prior year. These benefits were partially offset by a $32 million related party management fee during the current year and a $21 million increase in asset impairment charges. For additional information, refer to note 6 and note 7 of the RGHL Group's audited financial statements included elsewhere in this annual report.

Net Financial Expenses. Net financial expenses increased by $6 million to $1,404 million for the year ended December 31, 2012 compared to $1,398 million for the year ended December 31, 2011.The primary factors contributing to the increase include an increase of $306 million in interest expense mainly as a result of additional borrowings incurred in August 2011 to fund the acquisition of Graham Packaging. Additionally, in 2012 we had a loss on extinguishment of debt of $213 million as a result of the September 2012 refinancing transactions which included the repayment of the August 2011 credit agreement and the 2009 Senior Secured Notes. In 2011, we had a loss on extinguishment of debt of $129 million due to the extinguishment of the Original Senior Secured Credit Facilities. The losses on extinguishment included early repayment penalties and write-off of unamortized transaction costs. These increases were partially offset by $96 million from the change in foreign currency exchange gains, $243 million of gains from the change in the fair value of derivatives and $79 million of fees incurred in 2011 in connection with the financing of the Graham Packaging acquisition.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the years ended December 31, 2012 and December 31, 2011, the RGHL Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in the prevailing foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange gain of $41 million during the year ended December 31, 2012 compared to a foreign currency exchange loss of $55 million during the year ended December 31, 2011. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 10 and 18, respectively, of the RGHL Group's audited financial statements included elsewhere in this annual report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Qualitative and Quantitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Benefit. For the year ended December 31, 2012, we recognized an income tax benefit of $37 million on a loss before income tax of $67 million (an effective tax rate of 55%) compared to an income tax benefit of $56 million on a loss before income tax of $473 million (an effective tax rate of 12%) for the year ended December 31, 2011. The increase in the effective tax rate was primarily due to the favorable resolution of Evergreen's 2009 tax year AFMC refund claim, partially offset by an increase in unrecognized non-U.S. tax losses, mostly in Luxembourg. For a reconciliation of the effective tax rate, refer to note 11 of the RGHL Group's audited financial statements included elsewhere in this annual report.

In May 2012, Evergreen submitted a refund claim to the Internal Revenue Service ("IRS") to exclude $235 million of AFMC from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS, allowing the refund claim in full. Additionally, Evergreen will file a refund claim for its 2010 tax year to exclude the $10 million of AFMC from 2010 taxable income. As a result, the RGHL Group recognized $92 million of tax benefit in the year ended December 31, 2012. Refer to "— Key Factors Influencing our Financial Condition and Results of Operations — Black Liquor Credit and Cellulosic Biofuel Producer Credits" for additional information related to the AFMC claim.

Depreciation and Amortization. Depreciation of property, plant and equipment and investment properties and amortization of intangible assets increased by $162 million, or 17%, to $1,134 million for the year ended December 31, 2012 compared to $972 million for the year ended December 31, 2011, primarily due to additional depreciation and amortization expense from the acquisitions of Graham Packaging and Dopaco.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2012 were $1,337 million, $2,471 million and $2,564 million, respectively, compared to $925 million, $1,897 million and $2,124 million, respectively, for the year ended December 31, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2012 and 2011 for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2012	2011(1)
Profit from operating activities	1,337	925
Depreciation and amortization	1,134	972
EBITDA(3)	2,471	1,897
Included in the RGHL Group EBITDA:
Asset impairment charges	33	12
Business acquisition and integration costs	61	85
Business interruption costs	1	2
Change in control payments	—	12
Equity method profit not distributed in cash	(20)	(10)
Fixed asset write-down	10	—
Gain on modification of plan benefits	—	(25)
Gain on sale of businesses	(67)	(5)
Hurricane Sandy plant damage	16	—
Impact of purchase accounting on inventories	—	33
Manufacturing plant fire, net of insurance recoveries	3	—
Non-cash changes in inventory and provisions	1	3
Non-cash pension income	(49)	(42)
Operational process engineering-related consultancy costs	17	42
Related party management fee	32	—
Restructuring costs, net of reversals	57	88
SEC registration costs	8	6
Unrealized (gain) loss on derivatives	(7)	26
VAT and customs duties on historical imports	(2)	1
Other	(1)	(1)
RGHL Group Adjusted EBITDA(2)	2,564	2,124
Segment detail of Adjusted EBITDA:
SIG	507	483
Evergreen	233	217
Closures	187	195
Reynolds Consumer Products	601	556
Pactiv Foodservice	609	549
Graham Packaging	471	156
Corporate/unallocated(3)	(44)	(32)
RGHL Group Adjusted EBITDA(2)	2,564	2,124

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the results of operations of Dopaco from May 2, 2011 to December 31, 2011 and the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

(2)
RGHL Group EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Item 3. Key Information — Risk Factors." Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are

not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(3)
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the year ended December 31,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	2,076	100%	2,036	100%	40	2%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,076	100%	2,036	100%	40	2%
Cost of sales	(1,551)	(75)%	(1,597)	(78)%	46	(3)%
Gross profit	525	25%	439	22%	86	20%
Selling, marketing and distribution expenses/ General and administration expenses	(265)	(13)%	(260)	(13)%	(5)	2%
Net other income (expense)	(3)	—%	26	1%	(29)	NM
Profit from operating activities	283	14%	220	11%	63	29%
SIG segment EBITDA	498	24%	480	24%	18	4%
SIG segment Adjusted EBITDA	507	24%	483	24%	24	5%

Revenue. Revenue increased by $40 million, or 2%, to $2,076 million for the year ended December 31, 2012 compared to $2,036 million for the year ended December 31, 2011. As discussed in more detail below, the change in revenue was attributable to higher sales volume of $147 million, partially offset by an unfavorable foreign currency impact of $107 million largely due to the strengthening of the dollar against the euro.

Revenue in Europe decreased by $106 million, or 9%, to $1,035 million for the year ended December 31, 2012 compared to $1,141 million for the year ended December 31, 2011 driven by an unfavorable foreign currency impact of $83 million due to the strengthening of the dollar against the euro and lower sales volume of $23 million.

Revenue in the rest of the world increased by $146 million, or 16%, to $1,041 million for the year ended December 31, 2012 compared to $895 million for the year ended December 31, 2011. The increase was primarily related to higher volumes of $170 million due to much stronger demand in the Middle East and South America, largely due to new customers, and strong growth in Asia and North America. Foreign currency impact was an unfavorable $24 million.

Cost of Sales. Cost of sales decreased by $46 million, or 3%, to $1,551 million for the year ended December 31, 2012 compared to $1,597 million for the year ended December 31, 2011. The decrease in cost of sales included an $84 million favorable foreign currency impact, resulting from the strengthening of the dollar against the euro and lower manufacturing costs of $37 million during the year ended December 31, 2012 as compared to the year ended December 31, 2011, due to better utilization of plants and higher start-up costs of the new plant in Brazil during 2011. Raw material costs also improved by $19 million compared to the prior year period, mostly due to higher raw material prices in the prior year period. The decrease in cost of sales also included a $21 million benefit arising from adjustments to correct for period costs inappropriately capitalized and for a misclassification of expenses between cost of sales and general and administration expenses. These decreases in cost of sales were partially offset by a $115 million increase related primarily to higher sales volume. Excluding the effects of the accounting adjustments discussed above, raw material costs accounted for 66% and 65% of SIG's cost of sales for the years ended December 31, 2012 and December 31, 2011, respectively. The accounting adjustments discussed above resulted in a reduction of EBITDA of $10 million for the year ended December 31, 2012. There was no impact on Adjusted EBITDA for the year ended December 31, 2012.

Gross Profit. Gross profit increased by $86 million, or 20%, to $525 million for the year ended December 31, 2012 compared to $439 million for the year ended December 31, 2011. Gross profit margin increased to 25% for the year ended December 31, 2012 compared to 22% for the year ended December 31, 2011. These increases were driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $5 million, or 2%, to $265 million for the year ended December 31, 2012 compared to $260 million for the year ended December 31, 2011. The increase was primarily due to the accounting adjustment described above related to a misclassification of expenses and an increase of $23 million in operating expenses largely due to incentive compensation. These increases were mostly offset by favorable foreign currency impact of $14 million from the strengthening of the dollar against the euro and lower amortization expense of $31 million due to fully amortized patents.

Net Other. Net other changed by $29 million to net other expense of $3 million for the year ended December 31, 2012 compared to net other income of $26 million for the year ended December 31, 2011. This change was primarily attributable to an increase of $18 million in restructuring costs related to SIG's cost optimization program and an increase of $5 million in net unrealized loss on open hedge positions in the current year. These increases were partially offset by a $7 million benefit in the current year due to the reversal of provisions related to businesses sold prior to our acquisition of SIG. These items have been included in the segment's Adjusted EBITDA calculation. In addition, other income decreased by $15 million related to facility management revenue from a business sold in 2011.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2012 were $283 million, $498 million and $507 million, respectively, compared to $220 million, $480 million and $483 million, respectively, for the year ended December 31, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2012 and 2011 for our SIG segment is as follows:

	For the year ended December 31,
(In $ million)	2012	2011
Profit from operating activities	283	220
Depreciation and amortization	215	260
EBITDA	498	480
Included in SIG segment EBITDA:
Asset impairment charges	—	4
Business interruption costs	—	2
Equity method profit not distributed in cash	(19)	(8)
Fixed asset write-down	10	—
Non-cash changes in inventory and provisions	(8)	—
Operational process engineering-related consultancy costs	1	—
Restructuring costs, net of reversals	20	2
Unrealized loss on derivatives	7	2
VAT and customs duties on historical imports	(2)	1
SIG segment Adjusted EBITDA	507	483

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2012	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	1,601	95%	1,587	97%	14	1%
Inter-segment revenue	84	5%	46	3%	38	83%
Total segment revenue	1,685	100%	1,633	100%	52	3%
Cost of sales	(1,416)	(84)%	(1,379)	(84)%	(37)	3%
Gross profit	269	16%	254	16%	15	6%
Selling, marketing and distribution expenses/ General and administration expenses	(97)	(6)%	(102)	(6)%	5	(5)%
Net other income	4	—%	3	—%	1	33%
Profit from operating activities	177	11%	157	10%	20	13%
Evergreen segment EBITDA	234	14%	217	13%	17	8%
Evergreen segment Adjusted EBITDA	233	14%	217	13%	16	7%

(1)
Revenue and net other income for the year ended December 31, 2011 have been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue increased by $52 million, or 3%, to $1,685 million for the year ended December 31, 2012 compared to $1,633 million for the year ended December 31, 2011. This increase was attributable to a $34 million increase in sales of paper products, along with an increase of $20 million in sales of cartons, partially offset by a decrease of $2 million in sales of liquid packaging board. The increase in sales of paper products was comprised of an increase of $54 million due to higher volumes, primarily as a result of higher export and market demand for certain paper products, partially offset by a decrease of $20 million as pricing declined in the current year. The increase in sales of cartons was due to $16 million in price increases, as well as an increase of $4 million attributable to higher sales volumes. The decrease in sales of liquid packaging board was primarily due to a decrease of $4 million from price declines in the current year, partially offset by higher sales volumes of $2 million.

Cost of Sales. Cost of sales increased by $37 million, or 3%, to $1,416 million for the year ended December 31, 2012 compared to $1,379 million for the year ended December 31, 2011. This change was driven by a $75 million increase primarily due to higher volumes across the business, with the largest contributor being paper products, which consisted of higher export shipments in the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was partially offset by a $38 million decrease primarily as a result of lower raw material and other input costs, primarily energy, resins and fiber, and maintenance costs. Evergreen completed two scheduled mill outages during both of the years ended December 31, 2012 and 2011; however, the outages during 2011 were of much larger scale than the outages during 2012. The 2011 outages led to higher maintenance costs during that period as compared to the year ended December 31, 2012. For the years ended December 31, 2012 and December 31, 2011, raw material costs accounted for 42% and 44% of Evergreen's cost of sales, respectively.

Gross Profit. Gross profit increased by $15 million, or 6%, to $269 million for the year ended December 31, 2012 compared to $254 million for the year ended December 31, 2011 while gross profit margin remained unchanged at 16%. The increase in gross profit was driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $5 million, or 5%, to $97 million for the year ended December 31, 2012 compared to $102 million for the year ended December 31, 2011. However, selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 6% for the year ended December 31, 2012 compared to the year ended December 31, 2011.

Net Other. Net other income increased by $1 million to $4 million for the year ended December 31, 2012 compared to net other income of $3 million for the year ended December 31, 2011.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2012 were $177 million, $234 million and $233 million, respectively, compared to $157 million, $217 million and $217 million, respectively, for the year ended December 31, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2012 and 2011 for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2012	2011
Profit from operating activities	177	157
Depreciation and amortization	57	60
EBITDA	234	217
Included in Evergreen segment EBITDA:
Equity method profit not distributed in cash	(1)	(2)
Restructuring costs, net of reversals	2	—
Unrealized (gain) loss on derivatives	(2)	2
Evergreen segment Adjusted EBITDA	233	217

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	1,224	99%	1,317	99%	(93)	(7)%
Inter-segment revenue	13	1%	12	1%	1	8%
Total segment revenue	1,237	100%	1,329	100%	(92)	(7)%
Cost of sales	(1,005)	(81)%	(1,122)	(84)%	117	(10)%
Gross profit	232	19%	207	16%	25	12%
Selling, marketing and distribution expenses/ General and administration expenses	(122)	(10)%	(95)	(7)%	(27)	28%
Net other expense	(7)	(1)%	(2)	—%	(5)	250%
Profit from operating activities	103	8%	110	8%	(7)	(6)%
Closures segment EBITDA	178	14%	191	14%	(13)	(7)%
Closures segment Adjusted EBITDA	187	15%	195	15%	(8)	(4)%

Revenue. Revenue decreased by $92 million, or 7%, to $1,237 million for the year ended December 31, 2012 compared to $1,329 million for the year ended December 31, 2011. This decrease was attributable to a $61 million decrease as a result of changes in product mix and pricing related to price negotiations and the pass-through of resin price changes to customers. In addition, revenue decreased by $43 million as a result of an unfavorable foreign currency impact, primarily due to the strengthening of the dollar against the euro, Brazilian real and Mexican peso. These decreases were partially offset by the impact of higher sales volumes of $12 million, primarily due to an improved political environment in the Middle East compared to the prior year and market share growth, primarily in Asia.

Revenue in North America decreased by $58 million, or 10%, to $497 million for the year ended December 31, 2012 compared to $555 million for the year ended December 31, 2011. This decrease was attributable to a decrease of $48 million due to changes in product mix and pricing related to price negotiations and the pass-through of resin price changes to customers. In addition revenue decreased by $8 million as a result of an unfavorable foreign currency impact, primarily due to the strengthening of the dollar against the Mexican peso, and a decrease of $2 million due to lower sales volumes, which was primarily due to decreased customer demand as a result of market conditions.

Revenue in the rest of the world decreased by $34 million, or 4%, to $740 million for the year ended December 31, 2012 compared to $774 million for the year ended December 31, 2011. This decrease was attributable to an unfavorable foreign currency impact of $35 million, primarily due to the strengthening of the dollar against the euro and Brazilian real and a decrease of $15 million due to changes in pricing related to the pass-through of resin price changes to customers as well as the unfavorable impact of changes in product mix, partially attributable to the sale of one of Closures' European businesses in June 2011 which sold higher priced closures compared to the ongoing European businesses. These decreases were partially offset by an increase of $16 million due to higher sales volumes. During 2011, the Middle East experienced a decrease in sales due to the impact of the political turmoil in the region. With the improved political environment, sales volumes have increased in comparison to the prior year period. The Asia region experienced an increase in sales volumes as a result of market share growth.

Cost of Sales. Cost of sales decreased by $117 million, or 10%, to $1,005 million for the year ended December 31, 2012 compared to $1,122 million for the year ended December 31, 2011.

Closures' cost of sales is impacted by changes in product mix and raw material costs. The decrease in cost of sales included a $41 million favorable foreign currency impact due to the strengthening of the dollar as noted above, and lower costs of $47 million due to changes in raw material costs, including resin, for the year ended December 31, 2012 compared to the year ended December 31, 2011. In addition, cost of sales decreased by $12 million due to lower manufacturing costs, including labor, overhead, utilities and depreciation, during the year ended December 31, 2012 compared to the year ended December 31, 2011. For the years ended December 31, 2012 and December 31, 2011, raw material costs accounted for 62% and 61% of Closures' cost of sales, respectively. Cost of sales also included a decrease of $23 million as a result of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the year ended December 31, 2012. These decreases were partially offset by an increase of $6 million in sales volumes as discussed above.

Gross Profit. Gross profit increased by $25 million, or 12%, to $232 million for the year ended December 31, 2012 compared to $207 million for the year ended December 31, 2011. Gross profit margin increased to 19% for the year ended December 31, 2012 compared to 16% for the year ended December 31, 2011. These increases were driven primarily by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Closures' gross profit is also impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchases of resin from its suppliers and sales of products to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $27 million, or 28%, to $122 million for the year ended December 31, 2012 compared to $95 million for the year ended December 31, 2011. This increase was primarily attributable to the $23 million reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the year ended December 31, 2012, as discussed above.

Net Other. Net other expense increased by $5 million to $7 million for the year ended December 31, 2012 compared to net other expense of $2 million for the year ended December 31, 2011. This increase was primarily attributable to a gain of $5 million on the sale of one of Closures' European businesses in the year ended December 31, 2011, which has been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2012 were $103 million, $178 million and $187 million, respectively, compared to $110 million, $191 million and $195 million, respectively, for the year ended December 31, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2012 and 2011 for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2012	2011
Profit from operating activities	103	110
Depreciation and amortization	75	81
EBITDA	178	191
Included in Closures segment EBITDA:
Asset impairment charges	3	1
Business interruption costs	1	1
Gain on sale of business	—	(5)
Restructuring costs, net of reversals	5	5
Unrealized (gain) loss on derivatives	(1)	2
Other	1	—
Closures segment Adjusted EBITDA	187	195

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2012	% of segment revenue	2011	% of segment revenue	Change	% change
External revenue	2,508	96%	2,503	98%	5	—%
Inter-segment revenue	111	4%	56	2%	55	98%
Total segment revenue	2,619	100%	2,559	100%	60	2%
Cost of sales	(1,905)	(73)%	(1,948)	(76)%	43	(2)%
Gross profit	714	27%	611	24%	103	17%
Selling, marketing and distribution expenses/ General and administration expenses	(244)	(9)%	(215)	(8)%	(29)	13%
Net other income (expense)	7	—%	(43)	(2)%	50	NM
Profit from operating activities	477	18%	353	14%	124	35%
Reynolds Consumer Products segment EBITDA	603	23%	503	20%	100	20%
Reynolds Consumer Products segment Adjusted EBITDA	601	23%	556	22%	45	8%

The following discussions include references to actual synergies that have been achieved during the year ended December 31, 2012 as a result of integrating the Hefty consumer products business into the Reynolds Consumer Products segment (formerly the Reynolds consumer products business prior to the Pactiv acquisition). These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies and integration of the sales force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of distribution costs and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue increased by $60 million, or 2%, to $2,619 million for the year ended December 31, 2012 compared to $2,559 million for the year ended December 31, 2011. The increase was driven by a benefit of $43 million from price increases implemented during 2011 and $31 million from higher volume, partially offset by higher trade and promotional spending of $14 million. The higher volume was attributable to higher inter-segment sales whereas the volume of external sales declined during 2012 across all product groups due to category softness, lower U.S. consumer spending and the planned exit from lower margin products.

Cost of Sales. Cost of sales decreased by $43 million, or 2%, to $1,905 million for the year ended December 31, 2012 compared to $1,948 million for the year ended December 31, 2011. The decrease in cost of sales was attributable to benefits from actual synergies realized, lower aluminum and resin costs, lower depreciation expense resulting from assets becoming fully depreciated and the impact of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses. These benefits were partially offset by higher costs from the increase in inter-segment sales volume. For the years ended December 31, 2012 and December 31, 2011, raw material costs accounted for 68% and 66% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Gross profit increased by $103 million, or 17%, to $714 million for the year ended December 31, 2012 compared to $611 million for the year ended December 31, 2011. Gross profit margin increased to 27% for the year ended December 31, 2012 compared to 24% for the year ended December 31, 2011. These increases were primarily driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin-based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $29 million, or 13%, to $244 million for the year ended December 31, 2012 compared to $215 million for the year ended December 31, 2011. The increase was attributable to higher advertising and marketing related costs of $10 million largely related to a new product launch. Additionally, other selling and administration expenses increased by $13 million largely due to higher employee-related costs and market research-related expenses. A reclassification of $19 million of certain plant administration expenses from cost of sales to general and administration expenses is reflected in the year ended December 31, 2012. These increases were partially offset by benefits from actual synergies realized from the integration of the sales force and various administration functions across the combined segment.

Net Other. Net other changed by $50 million to net other income of $7 million for the year ended December 31, 2012 compared to net other expense of $43 million for the year ended December 31, 2011. This change was mainly attributable to a decrease of $27 million in unrealized loss on derivatives, as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012, a decrease of $15 million in operational process engineering-related consultancy costs and a decrease of $11 million in restructuring costs. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2012 were $477 million, $603 million and $601 million, respectively, compared to $353 million, $503 million and $556 million, respectively, for the year ended December 31, 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2012 and 2011 for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2012	2011
Profit from operating activities	477	353
Depreciation and amortization	126	150
EBITDA	603	503
Included in Reynolds Consumer Products segment EBITDA:
Asset impairment charges	1	—
Business acquisition and integration costs	2	5
Business interruption recoveries	—	(1)
Non-cash changes in inventory and provisions	3	1
Non-cash pension expense	—	3
Operational process engineering-related consultancy costs	2	17
Restructuring costs, net of reversals	—	11
Unrealized (gain) loss on derivatives	(10)	17
Reynolds Consumer Products segment Adjusted EBITDA	601	556

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2012	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	3,376	88%	3,409	86%	(33)	(1)%
Inter-segment revenue	475	12%	542	14%	(67)	(12)%
Total segment revenue	3,851	100%	3,951	100%	(100)	(3)%
Cost of sales	(3,252)	(84)%	(3,427)	(87)%	175	(5)%
Gross profit	599	16%	524	13%	75	14%
Selling, marketing and distribution expenses/ General and administration expenses	(284)	(7)%	(278)	(7)%	(6)	2%
Net other income (expense)	4	—%	(124)	(3)%	128	NM
Profit from operating activities	319	8%	122	3%	197	161%
Pactiv Foodservice segment EBITDA	602	16%	414	10%	188	45%
Pactiv Foodservice segment Adjusted EBITDA	609	16%	549	14%	60	11%

(1)
Inter-segment revenue for the year ended December 31, 2011 has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information.

We acquired Dopaco on May 2, 2011. The operating results of Dopaco have been included in the Pactiv Foodservice segment since the date of the Dopaco acquisition.

On January 27, 2012, we sold the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million, resulting in a gain on sale of $67 million.

In September 2012, we acquired two small businesses for total cash of $30 million. The operating results of these businesses have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. These acquisitions did not have a material effect on our financial condition or results of operations.

The following discussions include references to actual synergies that have been achieved during the year ended December 31, 2012 as a result of integrating the Pactiv foodservice packaging business and Dopaco into the Pactiv Foodservice segment (formerly the Reynolds foodservice packaging business prior to the Pactiv acquisition). These actual benefits realized resulted from a combination of cost savings, including procurement, distribution efficiencies, plant rationalization and integration of the sales force and various administration functions across the combined segment. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of costs specific to production facilities that have been closed and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue decreased by $100 million, or 3%, to $3,851 million for the year ended December 31, 2012 compared to $3,951 million for the year ended December 31, 2011. This decrease was primarily attributable to a volume decrease of $180 million driven by the sale of the laminating operations and exiting certain low margin non-strategic product offerings. In addition, revenue decreased by $125 million due to lower volume, principally driven by lower sales in ongoing product offerings. This was partially offset by incremental revenue of $150 million generated from the acquired Dopaco operations and $55 million from pricing related to the pass-through of resin price changes to customers.

Cost of Sales. Cost of sales decreased by $175 million, or 5%, to $3,252 million for the year ended December 31, 2012 compared to $3,427 million for the year ended December 31, 2011. This was primarily attributable to a decrease of $115 million due to the sale of the laminating operations, lower volume primarily due to exiting certain low margin non-strategic product offerings and lower volume in ongoing product offering categories. The remaining decrease was largely due to improved operational performance driven by benefits from actual synergies realized from the acquisitions of Pactiv and Dopaco, partially offset by an increase in cost of sales due to higher paper cup and carton sales. In addition to these factors, during the year ended December 31, 2012, Pactiv Foodservice has reduced inventory levels in an effort to continue to streamline operations and optimize working capital levels. As a result, while the process of decreasing inventory levels is underway, there is a lower level of inventory produced to absorb fixed manufacturing costs than during the year ended December 31, 2011. This results in greater cost of sales per product and lower gross margin in the period of decreasing inventory.

Raw material costs accounted for 56% and 57% of Pactiv Foodservice's cost of sales for the years ended December 31, 2012 and December 31, 2011, respectively. Raw material costs for the year ended December 31, 2012 decreased by $122 million compared to the year ended December 31, 2011, primarily due to lower volume of $94 million due to the sale of the laminating operations, a decrease in raw material prices, primarily resin, and lower volume primarily due to exiting certain low margin non-strategic product offerings. These decreases were partially offset by the incremental volume attributable to paper cup and carton sales.

Gross Profit. Gross profit increased by $75 million, or 14%, to $599 million for the year ended December 31, 2012 compared to $524 million for the year ended December 31, 2011. Gross profit margin increased to 16% (18% as a percentage of external revenue) for the year ended December 31, 2012 compared to 13% (15% as a percentage of external revenue) for the year ended December 31, 2011. These increases were primarily driven by the changes in revenue and cost of sales as discussed above. The reduction in inventory levels during the year ended December 31, 2012 discussed in the preceding paragraphs has decreased gross profit by $18 million.

Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $6 million, or 2%, to $284 million for the year ended December 31, 2012 compared to $278 million for the year ended December 31, 2011, primarily due to increased expenses related to higher paper cup and carton sales, partially offset by benefits from actual synergies realized from the Pactiv acquisition.

Net Other. Net other changed by $128 million to net other income of $4 million for the year ended December 31, 2012 compared to net other expense of $124 million for the year ended December 31, 2011. This change was primarily attributable to a $67 million gain on sale of the laminating operations discussed above, a decrease of $44 million in business restructuring expenses, a decrease of $21 million in business acquisition and integration costs, a decrease of $7 million in operational process engineering-related consultancy costs and a decrease of $4 million in unrealized loss on derivatives, as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012. These benefits were partially offset by an increase of $6 million in asset impairment charges, $16 million due to storm damage caused by Hurricane Sandy at a facility in October 2012 and $3 million due to fire damage at another facility in March 2012. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2012 were $319 million, $602 million and $609 million, respectively, compared to $122 million, $414 million and $549 million, respectively, for the year ended December 31, 2011.

In late October 2012, Hurricane Sandy came ashore along the east coast of the United States. Pactiv Foodservice's plant in Kearny, New Jersey was heavily damaged. Due to the severity of this damage, the plant will not reopen and manufacturing operations are being transferred to other Pactiv Foodservice facilities. During 2012, Pactiv Foodservice incurred $16 million in damages primarily related to the impairment of fixed assets and clean up and relocation expenses as discussed above. As Pactiv Foodservice builds capacity at other facilities, it is incurring additional procurement costs. We expect this to have a negative impact on the segment's profitability during the first half of 2013.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2012 and 2011 for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2012	2011
Profit from operating activities	319	122
Depreciation and amortization	283	292
EBITDA	602	414
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	13	7
Business acquisition and integration costs	24	45
Gain on sale of business	(67)	—
Hurricane Sandy plant damage	16	—
Impact of purchase accounting on inventories	—	6
Manufacturing plant fire, net of insurance recoveries	3	—
Non-cash changes in inventory and provisions	6	2
Non-cash pension expense	—	4
Operational process engineering-related consultancy costs	14	21
Restructuring costs, net of reversals	4	48
Unrealized (gain) loss on derivatives	(1)	3
Other	(5)	(1)
Pactiv Foodservice segment Adjusted EBITDA	609	549

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2012	% of segment revenue	2011(1)	% of segment revenue
External revenue	3,045	100%	967	100%
Inter-segment revenue	—	—%	—	—%
Total segment revenue	3,045	100%	967	100%
Cost of sales	(2,764)	(91)%	(905)	(94)%
Gross profit	281	9%	62	6%
Selling, marketing and distribution expenses/General and administration expenses	(181)	(6)%	(72)	(7)%
Net other expense	(82)	(3)%	(14)	(1)%
Profit (loss) from operating activities	18	1%	(24)	(2)%
Graham Packaging segment EBITDA	395	13%	105	11%
Graham Packaging segment Adjusted EBITDA	471	15%	156	16%

(1)	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

We acquired Graham Packaging on September 8, 2011. The operating results of Graham Packaging have been included in the RGHL Group's operating results as a separate reporting segment since the date of the acquisition.

For the period from January 1, 2011 to September 7, 2011, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, net other expense, loss from operating activities, EBITDA and Adjusted EBITDA for Graham Packaging were $2,130 million, $1,817 million, $173 million, $239 million, $99 million, $43 million and $388 million, respectively. These amounts include IFRS adjustments to Graham Packaging's historical results that were previously reported under U.S. GAAP.

The following discussion of the Graham Packaging operating results provides comparisons on a supplemental pro forma basis as if the operating results of the Graham Packaging business had been included in our operating results for the full year ended December 31, 2011. Given the relative size and timing of this acquisition, we believe a discussion of the operating results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. The comparison assists in understanding the current period segment results, including the underlying factors affecting the results of operations, the changes in these factors that occurred in the year ended December 31, 2012 compared to the year ended December 31, 2011 and the impact of our integration activities. The supplemental pro forma amounts were derived from Graham Packaging's historical operating results that were previously reported under U.S. GAAP as adjusted for IFRS and from operating results since the date of the acquisition of Graham Packaging. The Graham Packaging pre-acquisition historical operating results have not been adjusted for the pro forma purchase accounting effects of our acquisition of Graham Packaging.

The supplemental pro forma information is for informational purposes only and is not intended to represent, or to be indicative of, the results of operations that we would have reported had the acquisition of Graham Packaging been completed on January 1, 2011 and should not be taken as being indicative of our future results of operations.

Revenue. Revenue was $3,045 million for the year ended December 31, 2012 and $967 million for the year ended December 31, 2011.

On a pro forma basis, revenue would have decreased by $52 million, or 2%, to $3,045 million for the year ended December 31, 2012 compared to an estimated $3,097 million for the year ended December 31, 2011. The estimated decrease in revenue would have been primarily attributable to decreases in volume as well as an unfavorable foreign currency impact, largely due to the strengthening of the dollar against the euro, Brazilian real and Mexican peso, partially offset by a favorable product mix and an increase in resin pricing passed through to customers.

Cost of Sales. Cost of sales was $2,764 million for the year ended December 31, 2012 and $905 million for the year ended December 31, 2011. For the year ended December 31, 2012, raw material costs accounted for 58% of Graham Packaging's cost of sales compared to 56% for the year ended December 31, 2011.

On a pro forma basis, cost of sales would have increased by $42 million, or 2%, to $2,764 million for the year ended December 31, 2012 compared to an estimated $2,722 million for the year ended December 31, 2011. The estimated increase in cost of sales would have been primarily attributable to an overall increase in raw material and operations costs as well as incremental depreciation and amortization of $71 million as a result of the revaluation of fixed assets and identifiable intangible assets in conjunction with the Graham Packaging acquisition in the prior year. These increases were partially offset by the prior year purchase accounting inventory revaluation impact of $27 million and actual synergies realized during the current year as a result of the acquisition. For the year ended December 31, 2011, raw material costs would have accounted for 59% of Graham Packaging's estimated cost of sales.

Gross Profit. For the year ended December 31, 2012, gross profit was $281 million and gross profit margin was 9%. For the year ended December 31, 2011, gross profit was $62 million and gross profit margin was 6%.

On a pro forma basis, gross profit would have decreased by $94 million, or 25%, to $281 million for the year ended December 31, 2012 compared to an estimated $375 million for the year ended December 31, 2011. Gross profit margin was 9% for the year ended December 31, 2012 compared to an estimated 12% for the year ended December 31, 2011. These estimated decreases would have been driven by the changes in revenue and cost of sales as discussed in the preceding paragraphs.

Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses were $181 million for the year ended December 31, 2012 and $72 million for the year ended December 31, 2011.

On a pro forma basis, selling, marketing and distribution expenses and general and administration expenses would have decreased by $64 million, or 26%, to $181 million for the year ended December 31, 2012 compared to an estimated $245 million for the year ended December 31, 2011. The estimated decrease in selling, marketing and distribution expenses and general and administration expenses would have been primarily attributable to approximately $103 million of acquisition-related costs in the year ended December 31, 2011 in connection with the Graham Packaging acquisition, partially offset by incremental amortization expense of $41 million related to the fair value of identifiable intangible assets recorded as part of the Graham Packaging acquisition.

Net Other. Net other expense was $82 million for the year ended December 31, 2012 and $14 million for the year ended December 31, 2011. Net other expense for the year ended December 31, 2012 included restructuring costs of $27 million, asset impairment charges of $16 million and business acquisition and integration costs of $31 million. These items have been included in the segment's Adjusted EBITDA calculation.

On a pro forma basis, net other expense would have decreased by $171 million, or 68%, to $82 million for the year ended December 31, 2012 compared to an estimated $253 million for the year ended December 31, 2011. The estimated decrease in net other expense would have been primarily attributable to a $234 million expense for the termination of income tax receivable agreements during the year ended December 31, 2011 as a result of the Graham Packaging acquisition, partially offset by an increase of $24 million in restructuring costs, an increase of $13 million in asset impairment charges and an increase of $22 million in business acquisition and integration costs during the year ended December 31, 2012. These items have been included in the segment's estimated pro forma Adjusted EBITDA calculation.

Profit (Loss) from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2012 were $18 million, $395 million and $471 million, respectively. Loss from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $24 million, $105 million and $156 million, respectively.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit (loss) from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2012 and 2011 for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2012	2011(1)
Profit (loss) from operating activities	18	(24)
Depreciation and amortization	377	129
EBITDA	395	105
Included in Graham Packaging segment EBITDA:
Asset impairment charges	16	—
Business acquisition and integration costs	31	9
Change of control payments	—	12
Impact of purchase accounting on inventories	—	27
Restructuring costs, net of reversals	27	3
Other	2	—
Graham Packaging segment Adjusted EBITDA	471	156

(1)	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

Year Ended December 31, 2011 Compared with the Year Ended December 31, 2010

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2011(1)(2)	% of Revenue	2010(2)(3)	% of Revenue	Change	% change
Revenue	11,819	100%	6,801	100%	5,018	74%
Cost of sales	(9,725)	(82)%	(5,524)	(81)%	(4,201)	76%
Gross profit	2,094	18%	1,277	19%	817	64%
Selling, marketing and distribution expenses/General and administration expenses	(975)	(8)%	(623)	(9)%	(352)	57%
Net other income (expense)	(211)	(2)%	(5)	—%	(206)	NM
Share of profit of associates and joint ventures, net of income tax	17	—%	18	—%	(1)	(6)%
Profit from operating activities	925	8%	667	10%	258	39%
Financial income	22	—%	66	1%	(44)	(67)%
Financial expenses	(1,420)	(12)%	(752)	(11)%	(668)	89%
Net financial expenses	(1,398)	(12)%	(686)	(10)%	(712)	104%
Loss before income tax	(473)	(4)%	(19)	—%	(454)	NM
Income tax benefit (expense)	56	—%	(78)	(1)%	134	NM
Loss for the year	(417)	(4)%	(97)	(1)%	(320)	330%
Depreciation and amortization	972	8%	504	7%	468	93%
RGHL Group EBITDA(4)	1,897	16%	1,171	17%	726	62%
RGHL Group Adjusted EBITDA(4)	2,124	18%	1,251	18%	873	70%

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the results of Dopaco from May 2, 2011 to December 31, 2011 and the results of Graham Packaging from September 8, 2011 to December 31, 2011. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the full year ended December 31, 2011.

(2)
Revenue and net other income (expense) for the years ended December 31, 2011 and 2010 have been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information.

(3)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2010. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010. The results of Graham Packaging and Dopaco are not included as those businesses were acquired on September 8, 2011 and May 2, 2011, respectively.

(4)
RGHL Group EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Item 3. Key Information — Risk Factors.” Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

As more fully described under “— Recent Acquisitions and Integration,” we acquired Graham Packaging on September 8, 2011. The results of operations of Graham Packaging have been included in the RGHL Group's results of operations as a separate segment since the consummation of the Graham Packaging Acquisition. For the year ended December 31, 2011, Graham Packaging's revenue, loss from operating activities, EBITDA and Adjusted EBITDA included as a separate segment in the RGHL Group's results were $967 million, $24 million, $105 million and $156 million, respectively.

We acquired Pactiv on November 16, 2010. The operating results of Pactiv's consumer products and foodservice packaging businesses have been combined with the operating results of our Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. However, we have in a number of instances provided Pactiv's results for the year ended December 31, 2010 to illustrate the magnitude of the impact that the Pactiv Acquisition may have had on our results of operations for the year ended December 31, 2011. For the period from January 1, 2010 to November 16, 2010, Pactiv's revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA were $3,198 million, $2,464 million, $421 million, $285 million, $455 million and $567 million, respectively. These amounts include IFRS adjustments to Pactiv's historical results that were previously reported under U.S. GAAP. For the period from January 1, 2011 to November 16, 2011, Pactiv's revenue was $3,494 million. In addition, the operating results of Dopaco have been combined with the operating results of our Pactiv Foodservice segment since May 2, 2011, the date of the Dopaco Acquisition. For the period from May 2,

2011 to December 31, 2011, Dopaco's revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA included in the results of the Pactiv Foodservice segment were $331 million, $300 million, $9 million, $10 million, $28 million and $45 million, respectively. For further details on the RGHL Group's acquisitions, refer to note 26 of the RGHL Group's audited financial statements included elsewhere in this annual report.

Revenue. Revenue increased by $5,018 million, or 74%, to $11,819 million for the year ended December 31, 2011 compared to $6,801 million for the year ended December 31, 2010. The increase was largely attributable to incremental revenue generated from the operations of Graham Packaging and Dopaco which were acquired in 2011 and the benefit from the full year results of operations from the acquisition of Pactiv as discussed above. In addition, revenue increased at (a) SIG driven by increased sales in China, Brazil, South Asia and the Middle East, (b) Evergreen driven by increased sales in liquid packaging board and cartons that were partially offset by a decrease in sales of paper products, (c) Closures driven by market growth in North America, China and Japan, (d) Reynolds Consumer Products driven by price increases partially offset by volume declines in tableware and cooking product lines due to lower market demand and (e) Pactiv Foodservice driven by the impact from improved pricing primarily due to the flow-through of resin purchase price increases. Foreign currency exchange rates had a favorable impact of $128 million largely resulting from the strengthening of the euro and Mexican peso against the dollar.

Cost of Sales. Cost of sales increased by $4,201 million, or 76%, to $9,725 million for the year ended December 31, 2011 compared to $5,524 million for the year ended December 31, 2010. The increase in cost of sales was largely attributable to the acquired operations of Pactiv, Dopaco and Graham Packaging noted above as well as higher raw material costs. The increases were offset by benefits from actual synergies realized and improved operational performance and a net positive impact of $30 million resulting from the difference in the fair value adjustment of inventories acquired in 2011 compared to 2010. Cost of sales as a percentage of revenue remained relatively unchanged at 82% for the year ended December 31, 2011 as compared to 81% for the year ended December 31, 2010. There was an increase in cost of sales as a percentage of revenue at SIG which was more than offset by a decrease in cost of sales as a percentage of revenue at Evergreen and at Pactiv Foodservice. Cost of sales as a percentage of the respective segment revenue at Closures and Reynolds Consumer Products were relatively unchanged compared to the prior year.

Gross Profit. Gross profit increased by $817 million, or 64%, to $2,094 million for the year ended December 31, 2011 compared to $1,277 million for the year ended December 31, 2010. However, gross profit margin remained relatively unchanged at 18% for the year ended December 31, 2011 compared to 19% for the year ended December 31, 2010. Increases in raw material costs across all segments and higher depreciation expense resulting from the Pactiv, Graham Packaging and Dopaco acquisitions were offset by benefits from actual synergies realized and improved operational performance as well as the time lag in the pass-through of raw material costs to the customers. Compared to the prior year, gross profit margin declined at SIG and increased at both Evergreen and Pactiv Foodservice. Gross profit margin at both Closures and Reynolds Consumer Products remained unchanged compared to the prior year.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $352 million, or 57%, to $975 million for the year ended December 31, 2011 compared to $623 million for the year ended December 31, 2010. The increase in expenses was primarily attributable to the acquired operations of Pactiv, Dopaco and Graham Packaging. There was an increase in selling, marketing and distribution expenses and general and administration expenses at SIG driven by the expansion of SIG's operations in China and Brazil which was more than offset by declines at Reynolds Consumer Products (excluding the acquisition impact) and Pactiv Foodservice (excluding the acquisition impact), reflecting benefits from actual synergies realized as part of the integration of the acquired Pactiv businesses into the RGHL Group. Selling, marketing and distribution expenses and general and administration expenses also reflect an increase of $37 million in pension income and a gain of $25 million recorded in 2011 from the modification of retiree medical plan benefits.

Net Other. Net other expense was $211 million for the year ended December 31, 2011 compared to net other income of $5 million for the year ended December 31, 2010. The change was primarily attributable to a $79 million increase in business restructuring costs related to severance, a $73 million increase in business acquisition and integration costs, a $34 million increase in consultancy costs for operational process engineering projects and an increase of $29 million in unrealized losses on open hedge positions for the year ended December 31, 2011 compared to unrealized gains for the year ended December 31, 2010. These increases in net other expenses were partially offset by a reduction of $16 million in asset impairment charges and a reduction of $7 million for a supply agreement termination charge in 2010.

Net Financial Expenses. Net financial expenses increased by $712 million, or 104%, to $1,398 million for the year ended December 31, 2011 compared to $686 million for the year ended December 31, 2010. The increase was largely related to an increase in interest expense of $609 million due to increases in the principal amount of the RGHL Group's fixed and floating rate borrowings of $4,843 million and $464 million, respectively, as of December 31, 2011 compared to December 31, 2010. Interest rate changes on the floating rate borrowings had no significant impact on net financial expenses for the year ended December 31, 2011. Our total borrowings (net of original issue discount, debt issuance costs and embedded derivatives) as of December 31, 2011 were $17,146 million compared to $11,842 million as of December 31, 2010. The increase in net financial expenses for the year also included a $64 million increase in the unrealized net loss from the change in fair values of derivatives and an increase of $129 million in losses on extinguishment of debt, primarily related to the Original Senior Secured Credit Facilities. These increases were partially offset by a $30 million decrease in fees associated with the RGHL Group's debt commitment letters and a $48 million decrease in foreign currency exchange loss resulting from borrowings denominated in currencies other than the functional currency of the borrowers or issuers.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income or financial expenses of the RGHL Group as a result of the remeasurement at each balance sheet date of indebtedness that is denominated in currencies other than the functional currencies of the respective issuers or borrowers. As of December 31, 2011 and 2010, the RGHL Group had dollar-denominated external borrowings of $1,583 million held by entities whose functional currency was the euro. As a result of the changes in the prevailing foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange loss in connection with such borrowings during both of the years ended December 31, 2011 and 2010. For more information regarding the RGHL Group's financial expenses and borrowings, refer to notes 10 and 18, respectively, of the RGHL Group's audited financial statements included elsewhere in this annual report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Qualitative and Quantitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Benefit (Expense). For the year ended December 31, 2011, we recognized an income tax benefit of $56 million on a loss before income tax of $473 million compared to an income tax expense of $78 million on a loss before income tax of $19 million for the year ended

December 31, 2010. The effective tax rate of 12% for the year ended December 31, 2011 differs from the statutory New Zealand rate of 28% primarily due to the impact of non-deductible expenses and permanent differences. For a reconciliation of the effective tax rate, refer to note 11 of the RGHL Group's audited financial statements included elsewhere in this annual report.

Depreciation and Amortization. Depreciation of property, plant and equipment and investment properties and amortization of intangible assets increased by 468 million, or 93%, to $972 million for the year ended December 31, 2011 compared to $504 million for the year ended December 31, 2010, primarily due to additional depreciation and amortization expense from the acquisitions of Pactiv, Dopaco and Graham Packaging.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $925 million, $1,897 million and $2,124 million, respectively, compared to $667 million, $1,171 million and $1,251 million, respectively, for the year ended December 31, 2010.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2011(1)	2010(2)
Profit from operating activities	925	667
Depreciation and amortization	972	504
EBITDA(3)	1,897	1,171
Included in the RGHL Group EBITDA:
Adjustment related to settlement of a lease obligation	—	(2)
Asset impairment charges	12	28
Black Liquor Credit	—	(10)
Business acquisition and integration costs	85	12
Business interruption costs	2	2
Change in control payments	12	—
CSI Americas gain on acquisition	—	(10)
Gain on modification of plan benefits	(25)	—
Equity method profit not distributed in cash	(10)	(14)
Gain on sale of businesses and investment properties	(5)	(16)
Impact of purchase accounting on inventories	33	63
Non-cash changes in inventory and provisions	3	—
Non-cash pension income	(42)	(5)
Operational process engineering-related consultancy costs	42	8
Related party management fees	—	1
Restructuring costs, net of reversals	88	9
SEC registration costs	6	—
Termination of supply agreement	—	7
Unrealized (gain) loss on derivatives	26	(3)
VAT and customs duties on historical imports	1	10
Other	(1)	—
RGHL Group Adjusted EBITDA(3)	2,124	1,251
Segment detail of Adjusted EBITDA:
SIG	483	513
Evergreen	217	196
Closures	195	170
Reynolds Consumer Products	556	299
Pactiv Foodservice	549	81
Graham Packaging	156	—
Corporate/unallocated	(32)	(8)
RGHL Group Adjusted EBITDA(3)	2,124	1,251

(1)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the results of Dopaco from May 2, 2011 to December 31, 2011 and the results of Graham Packaging from September 8, 2011 to December 31, 2011. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the full year ended December 31, 2011.

(2)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2010. Reynolds Consumer Products and Pactiv Foodservice include the results of operations of the Hefty consumer products and Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010. The results of Graham Packaging and Dopaco are not included as those businesses were acquired on September 8, 2011 and May 2, 2011, respectively.

(3)
RGHL Group EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. RGHL Group Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as RGHL Group EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. The determination of Adjusted EBITDA contains a number of estimates and assumptions that may prove to be incorrect and differ materially from actual results. Refer to “Item 3. Key Information — Risk Factors.” Additionally, RGHL Group EBITDA and RGHL Group Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments, and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

SIG Segment

	For the year ended December 31,
(In $ million, except for %)	2011	% of segment revenue	2010	% of segment revenue	Change	% change
External revenue	2,036	100%	1,846	100%	190	10%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,036	100%	1,846	100%	190	10%
Cost of sales	(1,597)	(78)%	(1,382)	(75)%	(215)	16%
Gross profit	439	22%	464	25%	(25)	(5)%
Selling, marketing and distribution expenses/ General and administration expenses	(260)	(13)%	(235)	(13)%	(25)	11%
Net other income	26	1%	22	1%	4	18%
Profit from operating activities	220	11%	267	14%	(47)	(18)%
SIG segment EBITDA	480	24%	510	28%	(30)	(6)%
SIG segment Adjusted EBITDA	483	24%	513	28%	(30)	(6)%

Revenue. Revenue increased by $190 million, or 10%, to $2,036 million for the year ended December 31, 2011 compared to $1,846 million for the year ended December 31, 2010. As discussed in more detail below, the increase in revenue was attributable to higher sales volume of $178 million largely from sales in China, Brazil, South Asia and the Middle East, incremental revenue of $26 million generated from the operations of the Whakatane paper mill, which was acquired in May 2010, and a favorable foreign currency impact of $85 million largely due to the strengthening of the euro against the dollar. These increases were partially offset by $99 million of lower average sales prices from the growing market for smaller sleeve formats, particularly in China, increasing regional competition with the entry of new manufacturers in the aseptic packaging market and higher volume-driven rebates.

Revenue in Europe increased by $52 million, or 5%, to $1,141 million for the year ended December 31, 2011 compared to $1,089 million for the year ended December 31, 2010 driven by a favorable foreign currency impact of $50 million due to the strengthening of the euro against the dollar. Excluding this foreign currency impact, revenue increased by $2 million.

Revenue in the rest of the world increased by $138 million, or 18%, to $895 million for the year ended December 31, 2011 compared to $757 million for the year ended December 31, 2010. The increase was primarily related to higher volumes due to market growth in China and gains in market share in Brazil, South Asia and the Middle East as well as incremental revenue generated from the operations of the Whakatane paper mill that was acquired in May 2010. As a result of increased demand for aseptic packaging products, SIG expanded its plant in China and constructed a new plant in Brazil. Despite volume growth, revenue was negatively impacted by lower pricing in Asia, mainly China, due to the growing market for smaller sleeve cartons, increasing regional competition with the entry of new manufacturers in the aseptic packaging market and higher volume-driven rebates. In addition, revenue increased by $35 million due to favorable foreign currency impacts, largely due to the strengthening of the Chinese yuan renminbi, Brazilian real, Thai baht and New Zealand dollar against the dollar.

Cost of Sales. Cost of sales increased by $215 million, or 16%, to $1,597 million for the year ended December 31, 2011 compared to $1,382 million for the year ended December 31, 2010. The increase in cost of sales was mainly attributable to an increase of $82 million from higher sales volume and an increase of $73 million in raw material costs, primarily resin and aluminum. For the years ended December 31, 2011 and 2010, raw material costs accounted for 65% and 63% of SIG's cost of sales, respectively. Unfavorable foreign currency impacts due to the strengthening of the euro against the dollar also increased cost of sales by $60 million.

Gross Profit. Gross profit decreased by $25 million, or 5%, to $439 million for the year ended December 31, 2011 compared to $464 million for the year ended December 31, 2010 and gross profit margin decreased to 22% for the year ended December 31, 2011 compared to 25% for the year ended December 31, 2010. The decrease in gross profit and gross profit margin is primarily due to the increase in raw material costs, mainly resin and aluminum, which SIG has not been able to pass through to its customers. The increase in raw material costs accounted for approximately 4 percentage points of the gross profit margin decline.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $25 million, or 11%, to $260 million for the year ended December 31, 2011 compared to $235 million for the year ended December 31, 2010. The increase is primarily due to unfavorable foreign currency impact of $13 million primarily related to the strengthening of the euro against the dollar. The remaining increase is mainly a result of market expansion in China and Brazil.

Net Other. Net other income increased by $4 million to $26 million for the year ended December 31, 2011 compared to $22 million for the year ended December 31, 2010. The increase is mainly due to a $9 million decline in restructuring expenses related to redundancy and consulting costs.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $220 million, $480 million and $483 million, respectively, compared to $267 million, $510 million and $513 million, respectively, for the year ended December 31, 2010.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the SIG segment is as follows:

	For the year ended December 31,
(In $ million)	2011	2010
Profit from operating activities	220	267
Depreciation and amortization	260	243
EBITDA	480	510
Included in SIG segment EBITDA:
Asset impairment charges (reversals)	4	(1)
Business interruption costs	2	—
Equity method profit not distributed in cash	(8)	(11)
Gain on sale of businesses and investment properties	—	(6)
Restructuring costs, net of reversals	2	11
Unrealized loss on derivatives	2	—
VAT and customs duties on historical imports	1	10
SIG segment Adjusted EBITDA	483	513

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2011(1)	% of segment revenue	2010(1)	% of segment revenue	Change	% change
External revenue	1,587	97%	1,607	100%	(20)	(1)%
Inter-segment revenue	46	3%	3	—%	43	NM
Total segment revenue	1,633	100%	1,610	100%	23	1%
Cost of sales	(1,379)	(84)%	(1,374)	(85)%	(5)	—%
Gross profit	254	16%	236	15%	18	8%
Selling, marketing and distribution expenses/ General and administration expenses	(102)	(6)%	(94)	(6)%	(8)	9%
Net other income	3	—%	—	—%	3	NM
Profit from operating activities	157	10%	144	9%	13	9%
Evergreen segment EBITDA	217	13%	206	13%	11	5%
Evergreen segment Adjusted EBITDA	217	13%	196	12%	21	11%

(1)
Revenue and net other income for the years ended December 31, 2011 and 2010 have been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue increased by $23 million, or 1%, to $1,633 million for the year ended December 31, 2011 compared to $1,610 million for the year ended December 31, 2010. This increase was largely attributable to a $27 million increase in external sales of liquid packaging board and an increase of $21 million in sales of cartons, partially offset by a decrease of $25 million in sales of paper products. The increase in sales of liquid packaging board is due to higher sales prices of $33 million as a result of the pass-through of raw material price fluctuations to customers, partially offset by an impact of $6 million attributable to lower sales volumes. The increase in sales of cartons is due to $32 million in higher prices as a result of the pass-through of raw material cost increases to customers, partially offset by an impact of $11 million attributable to lower sales volumes. The decline in sales of paper products is comprised of a decrease of $43 million due to lower sales volumes attributable to lower demand in the market, which was offset by an increase of $18 million as pricing improved in the current year.

Cost of Sales. Cost of sales increased by $5 million to $1,379 million for the year ended December 31, 2011 compared to $1,374 million for the year ended December 31, 2010. This increase in cost of sales is mainly attributable to the recognition of $10 million of Black Liquor Credit for the year ended December 31, 2010. No Black Liquor Credit was recognized for the year ended December 31, 2011. For further information on Black Liquor Credit, see “— Key Factors Influencing Our Financial Condition and Results of Operations — Black Liquor Credit and Cellulosic Biofuel Producer Credits.”

Excluding the impact of Black Liquor Credit, cost of sales would have decreased by $5 million to $1,379 million for the year ended December 31, 2011 compared to $1,384 million for the year ended December 31, 2010. This decrease in cost of sales was mainly due to a $73 million decrease related to lower sales volume in liquid packaging board, paper products, and cartons partially offset by a $68 million increase in raw material costs, primarily resin, and other input costs, primarily specialty chemicals. For the years ended December 31, 2011 and 2010, raw material costs accounted for 44% and 41% of Evergreen's cost of sales, respectively.

Gross Profit. Gross profit increased by $18 million, or 8%, to $254 million for the year ended December 31, 2011 compared to $236 million for the year ended December 31, 2010. Excluding the impact of Black Liquor Credit, gross profit would have increased by $28 million, or 12%, to $254 million for the year ended December 31, 2011 compared to $226 million for the year ended December 31, 2010. Gross profit margin increased to 16% for the year ended December 31, 2011 compared to 15% for the year ended December 31, 2010. The increase in gross profit and gross profit margin was largely due to higher sales prices and productivity efficiencies, partially offset by higher costs for raw materials and other input costs as a result of the lag time between the purchase of raw materials by Evergreen and the pass-through of raw material price fluctuations to certain of its customers.

Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 9%, to $102 million for the year ended December 31, 2011 compared to $94 million for the year ended December 31, 2010, due to $4 million of increased spending on marketing and new product development and $4 million of higher compensation costs, primarily as additional positions were filled.

Net Other. Net other income was $3 million for the year ended December 31, 2011 compared to less than $1 million for the year ended December 31, 2010, primarily due to an increase in landfill tipping fees earned in 2011.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $157 million, $217 million and $217 million, respectively, compared to $144 million, $206 million and $196 million, respectively, for the year ended December 31, 2010.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2011	2010
Profit from operating activities	157	144
Depreciation and amortization	60	62
EBITDA	217	206
Included in Evergreen segment EBITDA:
Black Liquor Credit	—	(10)
Business acquisition costs	—	1
Equity method profit not distributed in cash	(2)	(3)
Gain on sale of businesses	—	(2)
Operational process engineering-related consultancy costs	—	2
Related party management fees	—	1
Unrealized loss on derivatives	2	1
Evergreen segment Adjusted EBITDA	217	196

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2011	% of segment revenue	2010	% of segment revenue	Change	% change
External revenue	1,317	99%	1,167	99%	150	13%
Inter-segment revenue	12	1%	7	1%	5	71%
Total segment revenue	1,329	100%	1,174	100%	155	13%
Cost of sales	(1,122)	(84)%	(989)	(84)%	(133)	13%
Gross profit	207	16%	185	16%	22	12%
Selling, marketing and distribution expenses/ General and administration expenses	(95)	(7)%	(96)	(8)%	1	(1)%
Net other income (expense)	(2)	—%	7	1%	(9)	NM
Profit from operating activities	110	8%	96	8%	14	15%
Closures segment EBITDA	191	14%	175	15%	16	9%
Closures segment Adjusted EBITDA	195	15%	170	14%	25	15%

Revenue. Revenue increased by $155 million, or 13%, to $1,329 million for the year ended December 31, 2011 compared to $1,174 million for the year ended December 31, 2010. As discussed in more detail below, $84 million of this increase in revenue was due to increased sales volumes, primarily attributable to market share growth in North America and China and in Japan following the recovery from the natural disaster in March 2011. Favorable foreign currency impact also increased revenue by $43 million, primarily due to the strengthening of the Japanese yen, Mexican peso, euro and Brazilian real against the dollar. The net increase in revenue as a result of changes in product mix and pricing related to the pass-through of resin price increases to customers was $28 million.

Revenue in North America increased by $92 million, or 20%, to $555 million for the year ended December 31, 2011 compared to $463 million for the year ended December 31, 2010. Higher sales volumes, primarily due to growth in market share, contributed $60 million to the increase in revenue. The growth in market share was primarily due to the CSI Americas acquisition in February 2010, additional market share gained from existing competitors and new product expansion. The net increase in revenue as a result of changes in product mix and pricing related to the pass-through of resin price increases to customers was $28 million. Favorable foreign currency impact also increased revenue by $4 million, primarily due to the strengthening of the Mexican peso against the dollar.

Revenue in the rest of the world increased by $63 million, or 9%, to $774 million for the year ended December 31, 2011 compared to $711 million for the year ended December 31, 2010. Higher sales volume, primarily due to growth in market share in China and market penetration in Japan following the recovery from the natural disaster in March 2011, contributed $19 million to the increase in revenue. Favorable foreign currency impact also contributed $39 million to the increase in revenue, which was primarily due to the strengthening of the Japanese yen, euro and Brazilian real against the dollar. The net increase in revenue as a result of changes in product mix and pricing related to the pass-through of resin price increases to customers was $5 million.

Cost of Sales. Cost of sales increased by $133 million, or 13%, to $1,122 million for the year ended December 31, 2011 compared to $989 million for the year ended December 31, 2010. Increased sales volume, as discussed above, resulted in an increase of $67 million in cost of sales. In addition, unfavorable foreign currency impact, primarily due to the strengthening of the Japanese yen, Mexican peso, euro, and Brazilian real against the dollar, increased cost of sales by $38 million.

Closures' cost of sales is also impacted by changes in product mix and raw material costs. Gross raw materials costs, primarily resin, increased by $107 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, a significant portion of which was passed through to Closures' customers as discussed above. The net increase in cost of sales as a result of changes in product mix and raw material costs was $30 million. For the years ended December 31, 2011 and 2010, raw material costs accounted for 61% and 59% of Closures' cost of sales, respectively.

Gross Profit. Gross profit increased by $22 million, or 12%, to $207 million for the year ended December 31, 2011 compared to $185 million for the year ended December 31, 2010 and gross profit margin remained unchanged at 16%.

Closures' gross profit is also impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchase of resin from its suppliers and sales of closures to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Higher sales volumes, primarily due to growth in market share, increased gross profit by $17 million. In addition, favorable foreign currency impact increased gross profit by $5 million primarily due to the strengthening of the Japanese yen, Mexican peso, euro and Brazilian real against the dollar. These increases were partially offset by the impact of increased raw material costs and the lag in the pass-through of resin price increases to customers as discussed above.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses slightly decreased to $95 million for the year ended December 31, 2011 compared to $96 million for the year ended December 31, 2010.

Net Other. Net other expenses increased by $9 million to $2 million compared to net other income of $7 million for year ended December 31, 2010. The increase is mainly attributable to a prior year $10 million gain on acquisition from the purchase of CSI Americas in February 2010, a $2 million increase in restructuring costs related to Closures' business in Germany and the consolidation of one plant in North America, offset by a current year $5 million gain on sale of one of Closures' businesses in Europe. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $110 million, $191 million and $195 million, respectively, compared to $96 million, $175 million and $170 million, respectively, for the year ended December 31, 2010.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2011	2010
Profit from operating activities	110	96
Depreciation and amortization	81	79
EBITDA	191	175
Included in Closures segment EBITDA:
Asset impairment charges	1	—
Business acquisition costs	—	1
Business interruption costs	1	2
CSI Americas gain on acquisition	—	(10)
Gain on sale of business	(5)	—
Restructuring costs, net of reversals	5	3
Unrealized (gain) loss on derivatives	2	(1)
Closures segment Adjusted EBITDA	195	170

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2011	% of segment revenue	2010	% of segment revenue	Change	% change
External revenue	2,503	98%	1,334	97%	1,169	88%
Inter-segment revenue	56	2%	44	3%	12	27%
Total segment revenue	2,559	100%	1,378	100%	1,181	86%
Cost of sales	(1,948)	(76)%	(1,051)	(76)%	(897)	85%
Gross profit	611	24%	327	24%	284	87%
Selling, marketing and distribution expenses/ General and administration expenses	(215)	(8)%	(116)	(8)%	(99)	85%
Net other income (expense)	(43)	(2)%	3	—%	(46)	NM
Profit from operating activities	353	14%	214	16%	139	65%
Reynolds Consumer Products segment EBITDA	503	20%	276	20%	227	82%
Reynolds Consumer Products segment Adjusted EBITDA	556	22%	299	22%	257	86%
We acquired Pactiv on November 16, 2010. The operating results of the Hefty consumer products business have been combined with the operating results of the Reynolds Consumer Products segment since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within the Reynolds Consumer Products segment, other than revenue, we are unable to quantify the results of the Hefty consumer products business on a stand-alone basis for the year ended December 31, 2011. However, we have in a number of instances provided the results of Pactiv's Hefty consumer products business for the year ended December 31, 2010 to illustrate the magnitude of the impact that the Pactiv Acquisition may have had on the results of operations for the year ended December 31, 2011. For the period from January 1, 2010 to November 16, 2010, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA for the Hefty consumer products business were $1,162 million, $823 million, $141 million, $198 million, $253 million and $264 million, respectively. These amounts include IFRS adjustments to Pactiv's historical results that were previously reported under U.S. GAAP. For the period from January 1, 2011 to November 16, 2011, the Hefty consumer products business's revenue was $1,177 million.

The following discussion of the Reynolds Consumer Products operating results provides comparisons of our reported results for the periods ended December 31, 2011 and December 31, 2010 as well as comparisons on a supplemental pro forma basis as if the pre-acquisition operating results of the Hefty consumer products business had been included in the operating results of the Reynolds Consumer Products segment for the twelve months ended December 31, 2010. We acquired the Hefty consumer products business in November 2010. Given the relative size and timing of this acquisition, we believe a discussion of the operating results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. The comparison assists in understanding the current period segment results, including the underlying factors affecting the results of operations, the changes in these factors that occurred in 2011 compared to 2010 and the impact of our integration activities. The supplemental pro forma amounts were derived from Pactiv’s historical results that were previously reported under U.S. GAAP as adjusted for IFRS. The Hefty consumer products pre-acquisition historical operating results have not been adjusted for the pro forma purchase accounting effects of our acquisition of the Hefty consumer products business.

The supplemental pro forma information is for informational purposes only and is not intended to represent, or to be indicative of, the results of operations that we would have reported had the acquisition of Pactiv been completed on January 1, 2010 and should not be taken as being indicative of our future results of operations.

Revenue. Revenue increased by $1,181 million, or 86%, to $2,559 million for the year ended December 31, 2011 compared to $1,378 million for the year ended December 31, 2010. This increase was largely attributable to revenue from the Hefty consumer products business that was acquired as part of the Pactiv Acquisition in November 2010.

If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that revenue would have increased by $19 million, or 1%, to $2,559 million for the year ended December 31, 2011. The increase in revenue would have been attributable to price increases across all product groups due to rising raw material costs that would have been partially offset by volume declines in the tableware and cooking product lines due to lower market demand.

Cost of Sales. Cost of sales increased by $897 million, or 85%, to $1,948 million for the year ended December 31, 2011 compared to $1,051 million for the year ended December 31, 2010. The increase in cost of sales is attributable to the Hefty consumer products business which was acquired as part of the Pactiv Acquisition, including increased depreciation expense of $61 million.

If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that cost of sales would have increased by $74 million to $1,948 million for the year ended December 31, 2011. This increase would have been largely attributable to increased raw material costs of approximately $140 million, primarily related to resin and aluminum. The increase in raw material costs would have been partially offset by actual synergies resulting from the Pactiv Acquisition and productivity efficiencies.

Reynolds Consumer Products experienced increases in raw material costs. For the years ended December 31, 2011 and 2010, raw material costs accounted for 66% and 58% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Gross profit increased by $284 million, or 87%, to $611 million for the year ended December 31, 2011 compared to $327 million for the year ended December 31, 2010, while gross profit margin remained unchanged at 24%. For the period from January 1, 2010 to November 16, 2010, the gross profit of the Hefty consumer products business was $339 million.

If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that gross profit would have decreased by $55 million to $611 million and gross profit margin would have decreased to 24% compared to 26% for the year ended December 31, 2010. The decrease in the gross profit margin would have been primarily due to the increase in raw material costs, mainly resin and aluminum, that Reynolds Consumer Products had not been able to fully pass through to its customers partially offset by benefits from actual synergies resulting from the Pactiv Acquisition.

Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin-based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $99 million, or 85%, to $215 million for the year ended December 31, 2011 compared to $116 million for the year ended December 31, 2010. This increase was primarily attributable to the Hefty consumer products business.

If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that selling, marketing and distribution expenses and general and administration expenses would have decreased by $42 million to $215 million for the year ended December 31, 2011. The decrease in selling, marketing and distribution expenses and general and administration expenses would have been attributable to decreased advertising spending and benefits from the actual synergies realized as part of the integration of the Hefty consumer products business into the Reynolds Consumer Products segment.

Net Other. Net other expense was $43 million for the year ended December 31, 2011 compared to net other income of $3 million for the year ended December 31, 2010. The change was mainly attributable to an increase of $19 million of net unrealized losses on open hedge positions, an increase of $15 million in restructuring costs related to severance and an increase of $11 million in operational process engineering-related consultancy costs. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $353 million, $503 million and $556 million, respectively, compared to $214 million, $276 million and $299 million, respectively, for the year ended December 31, 2010. If the results of the Hefty consumer products business had been included in the results of the Reynolds Consumer Products segment for the year ended December 31, 2010, we estimate that Adjusted EBITDA for the year ended December 31, 2010 would have been $563 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2011	2010
Profit from operating activities	353	214
Depreciation and amortization	150	62
EBITDA	503	276
Included in Reynolds Consumer Products segment EBITDA:
Adjustment related to settlement of a lease obligation	—	(2)
Business acquisition and integration costs	5	—
Business interruption recoveries	(1)	—
Impact of purchase accounting on inventories	—	25
Non-cash pension expense	3	—
Non-cash changes in inventory and provisions	1	—
Operational process engineering-related consultancy costs	17	6
Restructuring costs, net of reversals	11	(4)
Unrealized (gain) loss on derivatives	17	(2)
Reynolds Consumer Products segment Adjusted EBITDA	556	299
Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2011(1)	% of segment revenue	2010(1)	% of segment revenue	Change	% change
External revenue	3,409	86%	847	86%	2,562	302%
Inter-segment revenue	542	14%	141	14%	401	284%
Total segment revenue	3,951	100%	988	100%	2,963	300%
Cost of sales	(3,427)	(87)%	(923)	(93)%	(2,504)	271%
Gross profit	524	13%	65	7%	459	706%
Selling, marketing and distribution expenses/ General and administration expenses	(278)	(7)%	(80)	(8)%	(198)	248%
Net other expense	(124)	(3)%	(26)	(3)%	(98)	377%
Profit (loss) from operating activities	122	3%	(41)	(4)%	163	NM
Pactiv Foodservice segment EBITDA	414	10%	17	2%	397	NM
Pactiv Foodservice segment Adjusted EBITDA	549	14%	81	8%	468	578%

(1)
Inter-segment revenue for the years ended December 31, 2011 and 2010 has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information.

We acquired Pactiv on November 16, 2010. The operating results of the Pactiv foodservice packaging business have been combined with the operating results of the Reynolds foodservice packaging business since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within the Pactiv Foodservice segment, other than revenue, we are unable to quantify the results of the Pactiv foodservice packaging business on a stand-alone basis for the year ended December 31, 2011. However, we have in a number of instances provided the results of the Pactiv foodservice packaging business for the year ended December 31, 2010 to illustrate the magnitude of the impact that the Pactiv Acquisition may have had on the results of operations for the year ended December 31, 2011. For the period from January 1, 2010 to November 16, 2010, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA for the Pactiv foodservice packaging business were $2,446 million, $2,050 million, $215 million, $153 million, $261 million and $315 million, respectively. These amounts include IFRS adjustments to Pactiv's historical results that were previously reported under U.S. GAAP. For the period from January 1, 2011 to November 16, 2011, the Pactiv foodservice packaging business's revenue was $2,758 million.

The following discussion of the Pactiv Foodservice operating results provides comparisons of our reported results for the periods ended December 31, 2011 and December 31, 2010 as well as comparisons on a supplemental pro forma basis as if the pre-acquisition operating results of the Pactiv foodservice packaging business had been included in the operating results of the Pactiv Foodservice segment for the twelve months ended December 31, 2010. We acquired the Pactiv foodservice packaging business in November 2010. Given the relative size and timing of this acquisition, we believe a discussion of the operating results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. The comparison assists in understanding the current period segment results including the underlying factors affecting the results of operations, the changes in these factors that occurred in 2011 compared to 2010 and the impact of our integration activities. The supplemental pro forma amounts were derived from Pactiv’s historical results that were previously reported under U.S. GAAP as adjusted for IFRS. The Pactiv foodservice packaging business pre-acquisition historical operating results have not been adjusted for the pro forma purchase accounting effects of our acquisition of the Pactiv foodservice packaging business.

The supplemental pro forma information is for informational purposes only and is not intended to represent, or to be indicative of, the results of operations that we would have reported had the acquisition of Pactiv been completed on January 1, 2010 and should not be taken as being indicative of our future results of operations.

We acquired Dopaco on May 2, 2011. The operating results of Dopaco have been included in the Pactiv Foodservice segment since the date of the Dopaco Acquisition. For the period from May 2, 2011 to December 31, 2011, Dopaco's revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA were $331 million, $300 million, $9 million, $10 million, $28 million and $45 million, respectively.

Revenue. Revenue increased by $2,963 million, or 300%, to $3,951 million for the year ended December 31, 2011 compared to $988 million for the year ended December 31, 2010. This increase was attributable to the revenue from foam, tableware, and specialty products generated from the operations of the Pactiv foodservice packaging business that was acquired as part of the Pactiv Acquisition in November 2010. Prior to this acquisition, none of these products were offered by the Reynolds foodservice packaging business. Clear plastics, paper and aluminum product offerings were also significantly expanded as a result of the Pactiv Acquisition.

If the results of the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate that revenue would have increased by $517 million, or 15%, to $3,951 million for the year ended December 31, 2011. This revenue increase would have been attributable to incremental revenue of $331 million generated from the operations of Dopaco, incremental revenue of $34 million related to the integration of a clear plastic business acquired by Pactiv in April 2010, and a $296 million impact from improved pricing primarily due to the pass-through of resin purchase price increases. These increases were partially offset by declines of $91 million due to lower volumes primarily as a result of exiting non-strategic product lines and $39 million due to the transfer of certain operations to our Reynolds Consumer Products segment on January 1, 2011.

Cost of Sales. Cost of sales increased by $2,504 million, or 271%, to $3,427 million for the year ended December 31, 2011 compared to $923 million for the year ended December 31, 2010. The increase is primarily attributable to the cost of sales incurred by the Pactiv foodservice packaging business and the Dopaco business which was acquired as part of the Pactiv Acquisition and the Dopaco Acquisition, respectively, including increased depreciation expense of $164 million as a result of property, plant and equipment acquired at fair value.

Pactiv Foodservice experienced increases in the purchase price of raw materials, primarily resin, aluminum and paper, for the year ended December 31, 2011 compared to the year ended December 31, 2010. Raw material costs accounted for 57% and 59% of Pactiv Foodservice's cost of sales, respectively, for those periods. Raw material costs for the year ended December 31, 2011 increased by $1,388 million compared to the year ended December 31, 2010, primarily due to the incremental volume attributable to the Pactiv Acquisition and the Dopaco Acquisition, partially offset by benefits from actual synergies realized from these acquisitions.

If the results of the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate that cost of sales would have increased by $454 million, or 15%, to $3,427 million for the year ended December 31, 2011. This cost of sales increase would have been attributable to incremental cost of sales of $300 million incurred by Dopaco, incremental cost of sales of $30 million related to the integration of a clear plastic business acquired by Pactiv in April 2010 and the impact of higher raw material costs.

Gross Profit. Gross profit increased by $459 million, or 706%, to $524 million for the year ended December 31, 2011 compared to $65 million for the year ended December 31, 2010 and gross profit margin increased to 13% (15% as a percentage of external revenue) for the year ended December 31, 2011 compared to 7% (8% as a percentage of external revenue) for the year ended December 31, 2010, which reflects the impact of the Pactiv foodservice packaging business acquired in the Pactiv Acquisition.

If the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate the gross profit margin would have remained unchanged at 13% (15% as a percentage of external revenue) for the year ended December 31, 2011 compared to 13% (16% as a percentage of external revenue) for the year ended December 31, 2010 primarily due to the increase in depreciation expense as a result of property, plant and equipment acquired at fair value as discussed above, offset by actual synergies realized, productivity efficiencies and improved net pricing.

Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $198 million, or 248%, to $278 million for the year ended December 31, 2011 compared to $80 million for the year ended December 31, 2010, primarily due to expenses attributable to the Pactiv foodservice packaging business.

If the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate that selling, marketing and distribution expenses and general and administration expenses would have decreased by $17 million to $278 million for the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in selling, marketing and distribution expenses and general and administration expenses would have been largely attributable to benefits from both actual synergies realized and cost saving initiatives partially offset by increased intangible asset amortization expense incurred during the year ended December 31, 2011 resulting from the Pactiv Acquisition.

Net Other. Net other expenses increased by $98 million to $124 million for the year ended December 31, 2011 compared to $26 million for the year ended December 31, 2010. The increase is mainly attributable to an increase of $49 million in restructuring costs primarily related to severance, business acquisition and integration costs of $45 million, a charge of $21 million related to operational process engineering-related consultancy costs, a decrease of $8 million from a gain on sale of businesses and an increase of $4 million in unrealized losses on open hedge positions. These increases to net other expenses were partially offset by a reduction of $22 million in asset impairment charges and a reduction of $7 million on a supply agreement termination charge. These items have been included in the segment's Adjusted EBITDA calculation.

Profit from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, profit from operating activities, EBITDA and Adjusted EBITDA for the year ended December 31, 2011 were $122 million, $414 million and $549 million, respectively, compared to loss from operating activities, EBITDA and Adjusted EBITDA of $41 million, $17 million and $81 million, respectively, for the year ended December 31, 2010.

If the Pactiv foodservice packaging business had been included in the results of the Pactiv Foodservice segment for the year ended December 31, 2010, we estimate that Adjusted EBITDA for the year ended December 31, 2010 would have been $396 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit (loss) from operating activities to EBITDA and Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 for the Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2011	2010
Profit (loss) from operating activities	122	(41)
Depreciation and amortization	292	58
EBITDA	414	17
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	7	29
Business acquisition and integration costs	45	—
Gain on sale of businesses	—	(8)
Impact of purchase accounting on inventories	6	38
Non-cash changes in inventory and provisions	2	—
Non-cash pension expense	4	—
Operational process engineering-related consultancy costs	21	—
Restructuring costs, net of reversals	48	(1)
Termination of supply agreement	—	7
Unrealized (gain) loss on derivatives	3	(1)
Other	(1)	—
Pactiv Foodservice segment Adjusted EBITDA	549	81

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2011(1)	% of segment revenue
External revenue	967	100%
Inter-segment revenue	—	—%
Total segment revenue	967	100%
Cost of sales	(905)	(94)%
Gross profit	62	6%
Selling, marketing and distribution expenses/General and administration expenses	(72)	(7)%
Net other expense	(14)	(1)%
Loss from operating activities	(24)	(2)%
Graham Packaging segment EBITDA	105	11%
Graham Packaging segment Adjusted EBITDA	156	16%

(1)	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

We acquired Graham Packaging on September 8, 2011. The operating results of Graham Packaging from September 8, 2011 to December 31, 2011 have been included in the RGHL Group's operating results for the year ended December 31, 2011 as a separate reporting segment. For the period from January 1, 2010 to December 31, 2010, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, profit from operating activities, EBITDA and Adjusted EBITDA for Graham Packaging were $2,513 million, $2,077 million, $122 million, $235 million, $406 million and $505 million, respectively. For the period from January 1, 2011 to September 7, 2011, revenue, cost of sales, selling, marketing and distribution expenses/general and administration expenses, loss from operating activities, EBITDA and Adjusted EBITDA for Graham Packaging were $2,130 million, $1,817 million, $173 million, $99 million, $43 million and $388 million, respectively. These amounts include IFRS adjustments to Graham Packaging's historical results that were previously reported under U.S. GAAP.

The following discussion of our Graham Packaging operating results provides comparisons on a supplemental pro forma basis as if the operating results of the Graham Packaging business had been included in our operating results for the periods ended December 31, 2011 and December 31, 2010. We acquired Graham Packaging in September 2011. Given the relative size and timing of this acquisition, we believe a discussion of the operating results on a supplemental pro forma basis provides a reasonable comparison of the operating results for the periods presented. This comparison assists in understanding the current period segment results including the underlying factors affecting the results of operations, the changes in these factors that occurred in 2011 compared to 2010 and the impact of integration activities. The supplemental pro forma amounts were derived from Graham Packaging's historical operating results that were previously reported under U.S. GAAP as adjusted for IFRS. The Graham Packaging pre-acquisition historical operating results have not been adjusted for the pro forma purchase accounting effects of our acquisition of Graham Packaging.

The supplemental pro forma information is for informational purposes only and is not intended to represent, or to be indicative of, the results of operations that we would have reported had the acquisition of Graham Packaging been completed on January 1, 2010 and should not be taken as being indicative of our future results of operations.

Revenue. Revenue for the period from September 8, 2011 to December 31, 2011 was $967 million.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that revenue would have increased by $584 million, or 23%, to $3,097 million for the year ended December 31, 2011. The estimated increase in revenue would have been attributable to $316 million generated from Graham Packaging's acquisitions, primarily from Liquid Container, as well as favorable changes in pricing related to the pass-through of resin price increases to customers. These increases, together with volume-related increases of $18 million and favorable foreign currency impact of $19 million, would have been partially offset by net price reductions from operational cost savings shared with Graham Packaging's customers.

Cost of Sales. Cost of sales for the period from September 8, 2011 to December 31, 2011 was $905 million. Cost of sales was negatively impacted by purchase accounting adjustments of $27 million for inventories acquired as part of the Graham Packaging Acquisition. Graham Packaging has experienced increases in raw material costs primarily related to resin. For the period from September 8, 2011 to December 31, 2011, raw material costs accounted for 56% of Graham Packaging's cost of sales.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that cost of sales would have increased by $645 million, or 31%, to $2,722 million for the year ended December 31, 2011. The estimated increase in cost of sales would have been attributable to higher revenue as described above, an overall increase in raw material costs, primarily resin, and the impact of purchase accounting adjustments of $27 million for inventories as noted above. For the years ended December 31, 2011 and 2010, raw material costs would have accounted for 59% and 66% of Graham Packaging's cost of sales, respectively.

Gross Profit. Gross profit for the period from September 8, 2011 to December 31, 2011 was $62 million and gross profit margin was 6%. Gross profit margin was negatively impacted by purchase accounting adjustments on inventories as discussed above. Excluding the impact of the purchase accounting adjustments on inventories, the gross profit margin would have been 9%.

Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that gross profit would have decreased by $61 million, or 14%, to $375 million for the year ended December 31, 2011, and gross margin would have decreased to 12% from 17%. The estimated decrease in gross profit and gross margin would have been attributable to the purchase accounting adjustments of $27 million related to inventories as noted above and net price reductions, partially offset by contributions from higher revenues discussed above and productivity improvements. In addition to the impact of these factors, the gross profit margin would have decreased due to higher resin costs and additional depreciation and amortization related to the step-up in acquired fixed assets and identifiable intangible assets.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses for the period from September 8, 2011 to December 31, 2011 were $72 million. Included in selling, marketing and distribution expenses was a $12 million change in control payment related to the Graham Packaging Acquisition.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that selling, marketing and distribution expenses and general and administration expenses would have increased by $123 million, or 101%, to $245 million for the year ended December 31, 2011. The estimated increase in selling, marketing and distribution expenses and general and administration expenses would have been primarily attributable to acquisition-related expenses of $103 million and an increase of $28 million in amortization expense related to the step-up in identifiable intangible assets as a result of acquisitions, partially offset by bonuses and other costs paid in connection with the initial public offering during the year ended December 31, 2010.

Net Other. Other expenses for the period from September 8, 2011 to December 31, 2011 were $14 million. Included in other expenses are business acquisition and integration costs of $9 million and restructuring costs of $3 million. These items have been included in the segment's Adjusted EBITDA calculation.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that net other expenses would have increased by $174 million, or 220%, to $253 million for the year ended December 31, 2011. The estimated increase in net other expenses would have been primarily attributable to the payment of $229 million for the termination of the income tax receivable agreements, partially offset by a one-time fee of $35 million to affiliates of the Blackstone Group L.P. and the Graham family to terminate a monitoring agreement.

Loss from Operating Activities, EBITDA and Adjusted EBITDA. As a result of the above factors, loss from operating activities, EBITDA and Adjusted EBITDA for the period from September 8, 2011 to December 31, 2011 were $24 million, $105 million and $156 million, respectively.

On a pro forma basis, as if we owned Graham Packaging for each of the years ended December 31, 2011 and December 31, 2010, we estimate that Adjusted EBITDA for the years ended December 31, 2011 and December 31, 2010 would have been $544 million and $505 million, respectively.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for the period from September 8, 2011 to December 31, 2011 for the Graham Packaging segment is as follows:

(In $ million)	For the year ended December 31, 2011(1)
Loss from operating activities	(24)
Depreciation and amortization	129
EBITDA	105
Included in Graham Packaging segment EBITDA:
Business acquisition and integration costs	9
Change in control payments	12
Impact of purchase accounting on inventories	27
Restructuring costs, net of reversals	3
Graham Packaging segment Adjusted EBITDA	156

(1)	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

Differences Between the RGHL Group and Bev Pack Results of Operations

There are certain differences between the RGHL Group audited financial statements and the Bev Pack audited combined financial statements, each included elsewhere in this annual report. Bev Pack consists of BP I, BP I's consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), a sister company of BP I and a direct subsidiary of RGHL.

RGHL is a non-operating holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group audited financial statements and the Bev Pack audited combined financial statements. The differences in the reported profit (loss) before income tax between the RGHL Group audited financial statements and the Bev Pack audited combined financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses.

Differences between the RGHL Group balance sheet and the Bev Pack balance sheet are primarily attributable to the related party receivables and borrowings of RGHL.

Differences between the RGHL Group statement of cash flows and the Bev Pack statement of cash flows primarily relate to the management fee paid by RGHL.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group's cash flows from continuing operations for the years presented:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Net cash flows from operating activities	918	443	383
Net cash used in investing activities	(539)	(2,502)	(4,588)
Net cash flows from financing activities	555	2,006	4,345
Net increase (decrease) in cash and cash equivalents	934	(53)	140

Cash Flow from Operating Activities

Net cash inflows from operating activities were $918 million for the year ended December 31, 2012 compared to $443 million for the year ended December 31, 2011. The $475 million increase in net cash inflows from operating activities was largely driven by: (i) an increase of $1,003 million in cash received from customers less cash paid to suppliers and employees, primarily due to the impacts of the inclusion of Graham Packaging and Dopaco for all of 2012 as well as improved working capital management, and (ii) $84 million of change of control and acquisition payments related to the acquisitions of Graham Packaging and Dopaco in 2011. These increases were partially offset by: (i) an increase of $424 million in interest payments primarily due to the full year impact in 2012 of the increase in overall borrowings to fund the Graham Packaging acquisition during 2011, (ii) $101 million of premiums paid during the year ended December 31, 2012 to redeem external borrowings, and (iii) an increase of $45 million in income taxes paid in 2012 compared to 2011.

Management believes working capital as of December 31, 2012 is sufficient to meet present requirements.

Net cash inflows from operating activities were $443 million for the year ended December 31, 2011 compared to $383 million for the year ended December 31, 2010. The $60 million increase in net cash inflows from operating activities was largely driven by: (i) an increase of $455 million in cash received from customers less cash paid to suppliers and employees, primarily due to the impacts of the inclusion of Pactiv, Graham Packaging and Dopaco, offset by higher raw material costs within the legacy businesses and higher restructuring, business integration and operational process engineering costs, (ii) lower change of control and other acquisition-related payments for the acquisitions of Graham Packaging and Dopaco in 2011 compared to those paid for the acquisition of Pactiv in 2010, and (iii) lower tax-related payments in 2011 compared to 2010. These increases were partially offset by an increase of $552 million in interest payments due to the increase in overall borrowings to fund the acquisition of Graham Packaging in September 2011 and the acquisition of Pactiv in November 2010.

Cash Flow used in Investing Activities

Cash flows used in investing activities were $539 million for the year ended December 31, 2012 compared to $2,502 million for the year ended December 31, 2011. Fluctuations in cash flows used in investing activities were principally driven by the size of acquisitions and capital expenditures offset by proceeds from dispositions. The decrease of $1,963 million in net cash outflows used in investing activities was principally due to the 2012 proceeds of $82 million from the sale of the Pactiv Foodservice laminating operations, while 2011 included net cash payments of $1,651 million to acquire Graham Packaging and $395 million to acquire Dopaco. Capital expenditures increased by $130 million to $650 million for the year ended December 31, 2012 compared to $520 million for the year ended December 31, 2011. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash flows used in investing activities were $2,502 million for the year ended December 31, 2011 compared to $4,588 million for the year ended December 31, 2010. Fluctuations in cash flows used in investing activities were principally driven by the size of acquisitions and capital expenditures offset by proceeds from dispositions. The decrease of $2,086 million in net cash outflows used in investing activities was principally due to the 2011 net cash payments of $1,651 million to acquire Graham Packaging and $395 million to acquire Dopaco, while 2010 included net cash payments of $4,361 million to acquire Pactiv, $46 million to acquire the Whakatane paper mill and $25 million to acquire CSI Americas, partially offset by the proceeds of $32 million from the sale of the envelope window film business. Capital expenditures increased by $183 million to $520 million for the year ended December 31, 2011 compared to 2010. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flow from Financing Activities

Cash flows from financing activities resulted in a net cash inflow of $555 million, $2,006 million and $4,345 million for the years ended December 31, 2012, 2011 and 2010, respectively. The net cash inflow during each respective year is summarized as follows:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Principal borrowed	7,689	9,171	6,822
Repayments of external borrowings	(7,004)	(6,652)	(482)
Acquisitions of businesses under common control	—	—	(1,958)
Payment of liabilities arising from Graham Packaging acquisition	—	(252)	—
Payment of debt transaction costs	(105)	(279)	(317)
Other	(25)	18	280
Net cash inflow	555	2,006	4,345

Refer to note 18 of the RGHL Group's audited financial statements included elsewhere in this annual report for additional information related to each of our borrowings.

Capital Expenditures

	For the year ended December 31,
(In $ million)	2012	2011	2010
Property, plant and equipment	629	511	319
Intangibles	21	9	18
Total capital expenditures	650	520	337

Capital expenditures increased by $130 million, or 25%, to $650 million for the year ended December 31, 2012 compared to $520 million for the year ended December 31, 2011. The increase was primarily related to incremental capital expenditures in 2012 due to the acquisition of Graham Packaging.

We expect to incur approximately $700 million in capital expenditures during 2013 (excluding acquisitions) largely to support plant expansion in South America and the United States as well as to support replacement, growth and cost reduction initiatives. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Capital expenditures increased by $183 million, or 54%, to $520 million for the year ended December 31, 2011 compared to $337 million for the year ended December 31, 2010. The increase was primarily related to additional capital expenditures from the Pactiv Acquisition and the Graham Packaging Acquisition as well as higher spending at our SIG segment primarily to expand manufacturing capacity in Brazil and China.

Capital Resources

We have substantial debt and debt service obligations. As of December 31, 2012, our total indebtedness of $18,142 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment and inventory, intellectual property and insurance policies, subject to certain exclusions.

As of December 31, 2012, the Senior Secured Credit Facilities included revolving facilities of $120 million and €80 million ($106 million). As of December 31, 2012, these revolving tranches were utilized in the amounts of $69 million and €15 million ($20 million), respectively, in the form of bank guarantees and letters of credit.

On November 7, 2012 certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million (the “Securitization Facility”). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2012, $500 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a rate of either the cost of funds in commercial paper or the London Interbank Offered Rate ("LIBOR"), set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2012, interest was charged at 2.16% to 2.18%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the RGHL Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected. The proceeds from the Securitization Facility and additional cash resources were used to redeem the €450 million aggregate principal amount outstanding of euro-denominated 2009 Senior Secured Notes and to pay fees and expenses related to these transactions.

On September 28, 2012, certain members of the RGHL Group issued $3,250 million aggregate principal amount of the September 2012 Senior Secured Notes. The September 2012 Senior Secured Notes will mature on October 15, 2020. The net proceeds from the offering of the September 2012 Senior Secured Notes were used to repay existing term borrowings under our then existing senior secured credit facilities, to redeem a portion of the 2009 Senior Secured Notes and to pay fees and expenses related to these transactions.

Between September 28, 2012 and October 29, 2012, the RGHL Group repurchased or redeemed $1,125 million of dollar-denominated 2009 Senior Secured Notes.

On September 28, 2012, we amended and restated the credit agreement governing our then existing senior secured credit facilities and $2,235 million and €300 million of term loans were drawn under the new Senior Secured Credit Facilities. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes and available cash, were used to fully repay and extinguish the outstanding U.S. and European term loans under our then existing senior secured credit facilities and to pay fees and expenses in connection with the transaction. Certain terms of the credit agreement were amended, including but not limited to: (a) the LIBOR floor on term loans decreased from 1.25% to 1.0% per annum for U.S. term loans and 1.5% to 1.0% per annum for European term loans; (b) the applicable margin on eurocurrency borrowings decreased from 5.25% to 3.75% for U.S. term loans and from 5.25% to 4.00% for European term loans, subject to further reductions if a specified total leverage ratio is met; (c) the covenant regarding the minimum interest coverage ratio was removed; (d) the covenant regarding maximum capital expenditures per annum was removed; (e) debt under a permitted receivables securitization facility will be excluded from the total debt calculation; (f) the non-guarantor threshold limit increased so that non-guarantors can account for up to 33.3% of Consolidated EBITDA or Consolidated Total Assets (the prior threshold was 20%); (g) the leverage maintenance covenant changed to a senior secured first lien ratio and the maximum increased to 4.5x from 4.0x; and (h) other changes.

On August 10, 2012, the RGHL Group consummated an exchange offer and consent solicitation for the February 2012 Senior Notes whereby (i) $1,241 million aggregate principal amount of February 2012 Senior Notes was exchanged for a corresponding aggregate principal amount of additional August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million aggregate principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation.

We may from time to time seek to issue additional indebtedness depending on market conditions, our cash position requirements and other considerations.

In addition, we may from time to time take steps to reduce our indebtedness, which may include open market repurchases and retirement of currently outstanding indebtedness. The total amount of indebtedness that will be repurchased or retired will depend on market conditions, our cash position requirements and other considerations.

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of December 31, 2012, we had $51 million and €65 million ($86 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in November 2014.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2007 Notes), including financial covenants.

As of December 31, 2012, our total indebtedness of $18,142 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Our 2013 annual cash interest obligations on our Senior Secured Credit Facilities, our outstanding notes, the Securitization Facility and our other indebtedness are expected to be approximately $1,317 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of December 31, 2012. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 18 of the RGHL Group's audited financial statements included elsewhere in this annual report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes remaining following the exchange offer and consent solicitation, which no longer contain such covenants) and the 2007 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures that govern our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio and (ii) under the indentures that govern our Reynolds Senior Notes and the 2007 Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the credit agreement governing the Senior Secured Credit Facilities, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Senior Secured Credit Facilities and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the credit agreement governing our Senior Secured Credit Facilities and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Senior Secured Credit Facilities only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the credit agreement governing our Senior Secured Credit Facilities. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Senior Secured Credit Facilities' senior secured first lien leverage ratio covenant.

Under the credit agreement governing the Senior Secured Credit Facilities, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of December 31, 2012, our net senior secured first lien leverage ratio was 3.16x as calculated for purposes of the maintenance covenant under the credit agreement governing the Senior Secured Credit Facilities. The credit agreement governing our Senior Secured Credit Facilities does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes remaining following the exchange offer and consent solicitation, which no longer contain such covenants) and the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and conduct an active business in the case of RGHL and BP II.

The indentures governing the Reynolds Notes and the 2007 Notes and the credit agreement governing the Senior Secured Credit Facilities generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facilities and our other outstanding indebtedness, including the Reynolds Notes and the 2007 Notes. We expect to remain in compliance with our covenants.

We also expect to incur further cash outlays of approximately $27 million by the end of 2013 to integrate Graham Packaging into the RGHL Group.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2012:

	Payments, due by period, as of December 31, 2012
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,808	1,808	—	—	—
Debt and interest(1)	27,078	1,857	2,654	4,046	18,521
Operating leases	412	111	149	73	79
Unconditional capital expenditure obligations(2)	177	173	4	—	—
Total contractual obligations	29,475	3,949	2,807	4,119	18,600

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect during the month of December 2012. Both the one-month LIBOR and the Euro Interbank Offered Rate ("EURIBOR") during the month of December 2012 were below the floor rates established in accordance with the respective agreements.

(2)
Unconditional capital expenditure obligations include plant expansions at our SIG segment, primarily in Brazil, and business growth and operational enhancements within our Graham Packaging segment, primarily in North America.

Contingent Liabilities

Our contingent liabilities are primarily comprised of guarantees given to banks granting credit facilities to our joint venture company SIG Combibloc Obeikan Company Limited in Riyadh, Kingdom of Saudi Arabia.

Off-Balance Sheet Arrangements

Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Qualitative and Quantitative Disclosures about Market Risk

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through to customers of changes in commodity prices. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2012. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities and our Securitization Facility. As of December 31, 2012, the agreement governing the Senior Secured Credit Facilities included an interest rate floor of (i) 2.0% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans. As of December 31, 2012, the Securitization Facility accrues interest at a floating rate with no floor.

The underlying one month LIBOR and EURIBOR as of December 31, 2012 were 0.21% and 0.11%, respectively. Based on our outstanding debt commitments as of December 31, 2012, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $5 million increase and a less than $1 million increase in the interest expense on the U.S. and European term loans, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

Based on our outstanding debt commitments under our Securitization Facility as of December 31, 2012, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $5 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $5 million decrease in interest expense.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. Generally we do not use forward exchange contracts to hedge residual foreign currency exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. As of December 31, 2012, we had no significant forward foreign currency exchange contracts outstanding.

We generally do not hedge our exposure to translation gains or losses in respect of our non-dollar functional currency assets or liabilities.

For the year ended December 31, 2012, the RGHL Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. The continued change in the foreign currency exchange rate between the dollar and the euro will result in us recognizing either foreign currency exchange gains or losses on the translation of this indebtedness in the future. A 100 basis point increase in the rates, applied as of December 31, 2012, would have resulted in additional foreign currency exchange gain of $23 million, while a 100 basis point decrease would have resulted in a reduction of $23 million of the reported foreign currency exchange gain. Refer to note 22 of the RGHL Group's audited financial statements included elsewhere in this annual report for further information on the RGHL Group's financial assets and liabilities with foreign currency exchange risk.
In addition, we are also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum and natural gas.

We enter into resin futures and swaps, aluminum futures and swaps, natural gas swaps, ethylene swaps, benzene swaps and diesel swaps to hedge our exposure to price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding derivative contracts as of December 31, 2012.

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	85,680	€1,475 - €1,585	Jan 2013 - Jan 2014
Resin swaps	kiloliter	501,900	JPY50,290	Jan 2013 - Dec 2013
Resin swaps	pound	89,320,000	$0.57 - $1.00	Jan 2013 - Dec 2013
Aluminum futures	metric tonne	14,080	$1,954 - $2,150	Jan 2013 - Nov 2013
Aluminum swaps	metric tonne	42,408	$1,885 - $2,423	Jan 2013 - Dec 2016*
Natural gas swaps	million BTU	2,594,200	$3.03 - $4.07	Jan 2013 - Dec 2013
Ethylene swaps	pound	4,321,000	$0.52 - $0.60	Jan 2013 - Apr 2013
Benzene swaps	U.S. liquid gallon	1,598,201	$3.70 - $3.90	Jan 2013 - Apr 2013
Diesel swaps	U.S. liquid gallon	2,507,400	$3.88 - $4.01	Jan 2013 - Dec 2013
Electricity swaps	megawatt hour	85,613	NZD$59.00 - NZD$81.76	Jan 2013 - Dec 2013

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2012, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $8 million. During the year ended December 31, 2012, we recognized a $7 million unrealized gain in other income in the profit or loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

Accounting Principles

Our financial statements are prepared in accordance with IFRS and IFRIC Interpretations as issued by the IASB.

Critical Accounting Policies

Our critical accounting policies are those that we believe are most important to the presentation of our financial position and results of operations and that require the most difficult, subjective or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS with no need for the application of judgment. For more information, refer to note 4 of the RGHL Group's audited financial statements included elsewhere in this annual report. In certain circumstances, however, the preparation of our financial statements in conformity with IFRS requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. We believe the policies described below are our most critical accounting policies.

Accounting for Business Combinations

Acquisition of Businesses from Third Parties

We account for business combinations, where the business is acquired from an unrelated third party, under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase price over the fair value of acquired assets, including separately identifiable intangible assets and assumed liabilities, is allocated to goodwill. Goodwill is allocated to the appropriate segments which benefited from the business combination when the goodwill arose.

The allocation of the purchase price to the fair value of assets acquired and liabilities assumed involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates as of the date of the acquisition. Where appropriate, we consult with external advisors to assist with the determination of fair value. For non-observable market values, fair value has been determined using accepted valuation principles (e.g., relief from royalty method). Subsequent changes in our assessments may trigger an impairment loss that would be recognized in the statement of comprehensive income.

Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized on a straight line basis over the period of expected benefit. For more information, refer to note 3.8 of the RGHL Group's audited financial statements included elsewhere in this annual report.

The results of operations for businesses acquired are included in our financial statements from the date of acquisition.

Acquisition of Businesses from Entities under Common Control

IFRS is silent on the accounting required for business combinations involving entities that are under common control.

We have chosen to account for business combinations where the business is acquired from an entity that is under the common control of our ultimate shareholder using the carry-over or book value method. Under the carry-over or book value method, the business combination does not change the historical carrying value of the assets and liabilities of the business acquired. The excess of the purchase price over the carrying value of the share capital acquired is recognized directly in equity. No additional goodwill is recognized as a result of these transactions.

We account for business combinations under common control prospectively from the date Mr. Graeme Hart, our strategic owner, originally obtained control of each of the businesses presented.

Any difference between the consideration paid to initially acquire businesses from a third-party and the consideration paid by the RGHL Group to acquire the same businesses from entities that were beneficially owned by Mr. Graeme Hart reflects changes in fair value. The changes in fair value of the net assets acquired plus debt issued from the original purchase price relate to indebtedness assumed as well as changes in the underlying value of the equity of the business primarily due to various operational factors that improved financial performance. Cash payments made by the RGHL Group to acquire these businesses either reduced our available cash or increased the principal amount of our outstanding indebtedness.

Employee Benefits

We make contributions to defined benefit pension plans, which define the level of pension benefit an employee will receive on retirement. We operate defined benefit plans in several countries including the United States. We also operate post-employment medical benefit plans in the United States. Amounts recognized under these plans are determined using actuarial methods that require us to make certain assumptions regarding variables such as discount rate, rate of compensation increase, return on assets and future healthcare costs. Where appropriate, we consult with third-party actuaries regarding these assumptions at least annually. Changes in these key assumptions, including the expected rate of return on plan assets and the discount rate, can have a significant impact on our defined benefit obligations, future funding requirements and post-employment benefit costs recognized. While we believe that our assumptions of future returns are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense. Holding all other assumptions constant, a one-half percentage point increase in the discount rate would decrease the defined benefit obligation by $274 million and decrease pre-tax pension income by $7 million. A one-half percentage point decrease in the discount rate would increase the defined benefit obligation by $267 million and increase pre-tax pension income by $6 million. Similarly, holding all other assumptions constant, a one-half percentage point increase in the expected return on plan assets would increase our pre-tax pension income by $21 million and a one-half percentage point decrease in the expected return on plan assets would decrease our pre-tax pension income by $20 million. For more information, refer to note 19 of the RGHL Group's audited financial statements included elsewhere in this annual report, and to note 3.20(b) for details on an amendment to existing IFRS guidance with respect to the accounting for defined benefit post-employment plans.

The RGHL Group also participates in various multi-employer pension plans. To the extent that sufficient information is not available to use defined benefit plan accounting, the RGHL Group accounts for the multi-employer plan as if it were a defined contribution plan.

Impairment of Goodwill, Intangible Assets, Property, Plant and Equipment and Investment Properties

We assess the carrying values of goodwill, identifiable intangible assets, property, plant and equipment and investment properties in accordance with IAS 36, "Impairment of Assets." Goodwill and intangibles with indefinite useful lives are assessed for impairment at least annually. Other non-current assets are tested when a trigger event may indicate the existence of impairment. If any such indication of impairment exists, the asset's recoverable amount is determined.

The recoverable amount of an asset or cash generating unit ("CGU") is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell, the forecasted future EBITDA to be generated by the asset or CGU being assessed is multiplied by earnings multiples that reflect recent sales and purchase transactions in the same industry.

The estimated fair value less costs to sell of the Reynolds and Hefty trademarks have first been determined as individual assets using the relief from royalty method. We consult with external advisers to assist with the determination of these earnings multiples and the royalty rates.

The recoverability of goodwill is tested at the individual segment level, which is the lowest level within the RGHL Group at which goodwill is monitored for internal management purposes. The recoverability of indefinite life intangible assets is tested at a group of CGUs that supports the indefinite life intangible assets. For 2012, 2011 and 20120, the recoverability analysis was based on fair value less costs to sell.

As of December 31, 2012 and 2011, we had $16,669 million and $17,120 million, respectively, of goodwill, other intangible assets, property, plant and equipment and investment properties recorded on our statement of financial position. We performed our last annual impairment test for goodwill and intangibles with indefinite useful lives for each of our segments as of December 31, 2012 and found no impairment in respect of any allocated goodwill or indefinite life identifiable intangible assets. If the forecasted 2013 Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2012, no impairment would need to be recognized. Similarly for the Reynolds and Hefty trademarks, if the royalty rate, discount rate or revenue growth rate had been 10% lower than those used as of December 31, 2012, no impairment would have been recognized. For additional information related to our policy, refer to note 4.1 of the RGHL Group's audited financial statements included elsewhere in this annual report.

In estimating fair values, we make significant judgments with respect to the revenue, forecasted 2013 Adjusted EBITDA, discount rates and useful lives of our assets. The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. We believe we make every reasonable effort to ensure that we accurately estimate the fair value of the assets. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss.

Income Taxes

We are subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. As a result, significant judgment is required in determining our worldwide provision and liability for income taxes. We recognize liabilities for tax issues based on estimates of whether additional taxes will be due and on our interpretation of the relevant tax laws then in effect. In cases where the final outcome of these tax matters is different from the amounts that were initially recorded, the differences impact the current and deferred income tax provision for the period in which the determination is made.

We recognize deferred tax assets to the extent that it is probable that future taxable profits will allow the deferred tax assets to be recovered. This is based on estimates of taxable income in each jurisdiction in which we operate and the period over which deferred tax assets are recoverable. In the event that actual results differ from these estimates in future periods and depending on the tax strategies that we may have been able to implement, changes to the recognition of deferred tax assets could be required, and thus could impact our financial position and results of operations.

Revenue Recognition

We recognize revenue from the sale of goods when the risks and rewards of ownership have transferred to customers which occurs either when products are shipped or when they are delivered and/or installed at a customer location. The recognition of revenue is dependent on the terms of the individual arrangements of a sale. In arriving at net sales, we estimate the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts for consumer programs. In addition, in certain of our businesses, we pay slotting fees and participate in customer pricing programs that provide price discounts to the ultimate end-users of our products in the form of redeemable coupons. Estimates for each of these programs are based on historical and current market trends which are affected by the business seasonality and competitiveness of promotional programs being offered. Estimates are reviewed quarterly for possible revisions. The costs for all such programs are accounted for as a reduction in revenues. In the event that future sales deduction trends vary significantly from past or expected trends, reported sales may increase or decrease by a material amount.

Other

We have made certain other estimates that, while not involving the same degree of judgment as the estimates described above, are important to understanding our financial statements. These estimates are in the areas of measuring our obligations related to our legal and warranty accruals, restructuring accruals and self-insurance accruals.

Recently Issued Accounting Pronouncements

(a)Interpretations and amendments to existing standards effective in 2012

During 2012, certain interpretations and standards which had not previously been early adopted were mandatory for the RGHL Group. This included improvements to various IFRSs 2010 - various standards (effective for financial reporting periods beginning on or after July 1, 2010 and January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on our financial statements for the year ended December 31, 2012.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2012, and have not been applied in preparing the RGHL Group's audited financial statements included elsewhere in this annual report:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. We are currently evaluating the impact of this standard on our financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted. We have concluded that these standards have no impact on our financial statements.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

Revised IAS 19 will be effective January 1, 2013. At that time, we will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, we are in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $721 million and $484 million of additional liabilities for our pension plans on the statement of financial position as of December 31, 2012 and December 31, 2011, respectively, and $15 million and $7 million of additional liabilities for our post-employment benefit plans, respectively. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce our reported profit after tax. We are currently evaluating the full impact of this standard on our statement of comprehensive income.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. We are currently evaluating the effects of this amendment on our financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities" and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.

The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. We are currently evaluating the effects of these amendments on our financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

We describe below the directors and senior management of RGHL, BP I and BP II and the senior management of our SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging segments. Each of RGHL, BP I and BP II is ultimately controlled by Mr. Graeme Hart.

Directors of RGHL, BP I and BP II and Senior Management of the RGHL Group

Members of the RGHL Group's senior management and the respective principal boards are as follows:

Name	Role	Age
Directors:
Graeme Hart	Sole indirect owner and Director of RGHL	57
Thomas Degnan	Director of RGHL	65
Bryce Murray	Director of RGHL	55
Gregory Cole	Director of RGHL and Member of the Supervisory Boards of BP I and BP II	49
Allen Hugli	Member of the Supervisory Boards of BP I and BP II	50
Helen Golding	Member of the Supervisory Boards of BP I and BP II	50
Stewart Kam-Cheong	Member of the Management Boards of BP I and BP II	50
Olivier Dorier	Member of the Management Boards of BP I and BP II	44
Herman Schommarz	Member of the Management Boards of BP I and BP II	42
Senior Management of the RGHL Group:
Thomas Degnan	Chief Executive Officer of RGHL	65
Allen Hugli	Chief Financial Officer of RGHL	50
Joseph Doyle	Group Legal Counsel of RGHL	53
Rolf Stangl	Chief Executive Officer of SIG	41
John Rooney	Chief Executive Officer of Evergreen	49
Malcolm Bundey	Chief Executive Officer of Closures and Graham Packaging	51
Lance Mitchell	Chief Executive Officer of Reynolds Consumer Products	53
John McGrath	Chief Executive Officer of Pactiv Foodservice	54

RGHL has no independent directors. The directors do not serve a specified term and can be removed at any time by the strategic owner. All the members of the management boards of BP I and BP II are independent from the RGHL Group.

Graeme Hart is the sole indirect owner and a director of RGHL. He is also the ultimate owner of Carter Holt Harvey Limited, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies, pulp and paper and wood products, mainly in Australia and New Zealand, and the ultimate owner and a director of UCI Holdings Limited and Autoparts Holdings Limited, leading suppliers to the light and heavy-duty vehicle aftermarket for replacement parts. In addition, Mr. Hart is the sole shareholder and a director of Rank Group and a director of a number of private investment companies.

Thomas Degnan is a director and the Chief Executive Officer of RGHL. He is also a director and officer of a number of companies within the RGHL Group. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies.

Bryce Murray is a director of RGHL. Mr. Murray is a member of the RGHL Audit Committee. In addition, he has an oversight role over a number of the operating companies in the RGHL Group. He also is a director of Rank Group and other entities owned by Mr. Hart. He also has primary responsibility for the operational management of the Carter Holt Harvey group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group he held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies. Prior to joining Rank Group he was a partner with the accounting firm Deloitte Touche Tohmatsu (New Zealand).

Gregory Cole is a director of RGHL. Mr. Cole is a member of the RGHL Audit Committee. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also a director of Rank Group and other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 2004. From 1994 to 2004, Mr. Cole was a partner with Deloitte Touche Tohmatsu, a firm he joined in 1986.

Allen Hugli is the Chief Financial Officer of RGHL. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also the Chief Financial Officer and a director of Rank Group and a director of other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 1993. He has been the Chief Financial Officer of Burns, Philp & Company Pty Limited since 1999. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand.

Helen Golding is a member of the Supervisory Boards of BP I and BP II and a director of a number of other companies within the RGHL Group. Ms. Golding is also the Rank Group Legal Counsel, a position she has held since 2006. Prior to joining Rank Group, she was Company Secretary and Group Legal Counsel of Burns, Philp & Company Pty Limited from 1998 to 2006. Prior to joining Burns, Philp & Company Pty Limited, Ms. Golding was a Senior Associate at a Sydney-based law firm.

Stewart Kam-Cheong, Olivier Dorier and Herman Schommarz are the members of the Management Boards of BP I and BP II. Each of them is a partner of MAS Luxembourg S.à r.l. in Luxembourg, a firm that undertakes the management and administration of Luxembourg companies.

Joseph Doyle is the Group Legal Counsel of RGHL. Mr. Doyle was appointed Group Legal Counsel following the Pactiv Acquisition. Prior to joining RGHL, Mr. Doyle was General Counsel for Pactiv from 2007 to 2010. Prior to joining Pactiv, he was a partner with the law firm Mayer Brown from 2001 to 2007.

Rolf Stangl is the Chief Executive Officer of SIG. He was appointed the Chief Executive Officer and a member of the SIG executive board in November 2008. Prior to such appointment, Mr. Stangl was head of Global Market Operations of SIG Combibloc, the head of SIG Beverages from May 2007 until its divestment in April 2008 and the head of SIG Corporate Development and Mergers and Acquisitions for the period from May 2004 to April 2007. Prior to joining SIG, Mr. Stangl was an investment director at Syntek Capital AG, Chief Operating Officer and the founder of intainment.com AG, an internet start-up company, and a senior consultant at Roland Berger & Partner.

John Rooney is the Chief Executive Officer of Evergreen. He was appointed the Chief Executive Officer in May 2011. Mr. Rooney has worked at Evergreen since 1991 in a number of progressive leadership assignments including Plant Manager, International Marketing, Business Integration and General Manager of Evergreen Packaging Equipment. Most recently, Mr. Rooney led the North American Converting and Equipment businesses while also overseeing Sales & Operations Planning and Logistics & Distribution enterprise-wide for Evergreen.

Malcolm Bundey is the Chief Executive Officer of Closures and of Graham Packaging. He was appointed the Chief Executive Officer of Closures in May 2011 and the Chief Executive Officer of Graham Packaging in May 2012. Prior to these appointments, Mr. Bundey served as the Chief Executive Officer of Evergreen from 2008 to May 2011. He has been a senior executive with Rank Group since 2003. Mr. Bundey's other appointments within Rank Group have included Company Executive at Carter Holt Harvey Limited and Chief Financial Officer of Goodman Fielder from 2003 through 2006, when he relocated to the United States with Rank Group in an executive capacity working on mergers and acquisitions. Prior to joining Rank Group, Mr. Bundey was a partner with Deloitte Touche Tohmatsu (Corporate Reorganization and Management Consulting Group) for five years, ultimately working with the firm for a total of fifteen years to September 2003.

Lance Mitchell is the Chief Executive Officer of Reynolds Consumer Products. He was appointed the Chief Executive Officer in April 2011. Prior to such appointment, Mr. Mitchell served as President of Closures. Mr. Mitchell began his role with Closures under Alcoa in February 2006. Prior to joining Alcoa, Mr. Mitchell was the Group Vice President of PolyOne Corporation, a global polymer services company, the general manager at BF Goodrich, the general manager at the Geon Company and a business manager at Avery Dennison.

John McGrath is the Chief Executive Officer of Pactiv Foodservice. Mr. McGrath was appointed the Chief Executive Officer in November 2010 following the Pactiv Acquisition. Prior to becoming Chief Executive Officer, Mr. McGrath served as Vice President of Sales, Marketing and Product Development for Pactiv's foodservice and food packaging division. Formerly, Mr. McGrath has been general manager of Pactiv's food processor business and prior to that, Vice President of Logistics. He has also held various positions in sales, marketing and product development throughout his career. Mr. McGrath is the past chairman of the Foodservice Packaging Institute (FPI) and currently serves on the board of directors of the International Foodservice Manufacturers Association.

Directors' and Senior Management's Compensation

The aggregate compensation paid to our businesses’ key management and personnel, including incentive bonus payments, pension contributions, compensation for loss of office, and the estimated total value of benefits-in-kind granted to key management and personnel as a group during the year ended December 31, 2012 was $9 million. Directors of RGHL and members of the Supervisory Boards of BP I and BP II do not receive compensation for their services in such capacities.

The directors of RGHL and the Chief Financial Officer of RGHL do not receive any incentive or variable pay as part of their compensation packages in those capacities. All other senior management of RGHL participate in annual incentive compensation plans that measure EBITDA and cash performance. Targets are set annually based on annual operating plans and goals. Awards are calculated on performance against the predetermined goals, with final individual payouts determined at the discretion of the directors of RGHL.

Senior management may participate in pension plans sponsored by the RGHL Group. For the year ended December 31, 2012, the RGHL Group set aside approximately $0.3 million to provide pension, retirement and similar benefits for the senior management of RGHL. For more information regarding such pension plans, refer to note 19 of the RGHL Group's audited financial statements included elsewhere in this annual report.

Directors' and Senior Management's Service Contracts

Other than the Management Boards for BP I and BP II, no director listed in the table above has a service contract relating to his or her position as director.

Thomas Degnan has entered into an employment agreement with Rank Group North America, Inc., a wholly-owned subsidiary of Rank Group. Allen Hugli has entered into an employment agreement with Rank Group. Joseph Doyle has entered into an employment agreement with Reynolds Services Inc. Rolf Stangl has entered into an employment agreement with SIG Combibloc. Malcolm Bundey has entered into an employment agreement with Evergreen Packaging, Inc. Lance Mitchell has entered into an employment agreement with Reynolds Consumer Products Inc. John McGrath has entered into an employment agreement with Pactiv. John Rooney has entered into an employment agreement with Evergreen Packaging, Inc.

Thomas Degnan and Allen Hugli are not employed by the RGHL Group and do not receive any remuneration of any kind from the RGHL Group. While neither Mr. Degnan nor Mr. Hugli is an employee of the RGHL Group, we expect they will continue to spend sufficient time to perform the services of Chief Executive Officer and Chief Financial Officer, respectively, for us.

Directors' and Senior Management's Indemnification Agreements

Rank Group and RGHL have agreed to indemnify, subject to certain conditions and limitations, the directors and certain senior managers of the RGHL Group, as listed in the table under the heading “— Directors of RGHL, BP I and BP II and Senior Management of the RGHL Group” above, in respect of decisions made, or actions taken, by these individuals on behalf of certain specified companies in their capacity as directors or senior managers of those companies on written instruction from a direct or indirect shareholder of either company in connection with any transactions or the approval or execution of any resolutions or documents in relation to the SIG Transaction, the RGHL Transaction, the Evergreen Transaction, the Reynolds Foodservice Acquisition, the Pactiv Transaction, the Dopaco Acquisition and the Graham Packaging Transaction. RGHL has agreed to indemnify certain of the directors and officers of the RGHL Group in connection with certain refinancing and restructuring transactions.

The indemnification agreements are jurisdiction and company specific agreements that provide for substantially the same terms, except that the agreements contain different limitations on the indemnification obligations of Rank Group and RGHL.

In addition to the indemnification agreements listed above, we have also entered into indemnification agreements with officers of the RGHL Group other than our senior management.

By a Deed Poll of Indemnification by Rank Group dated December 22, 2009, Rank Group indemnifies each person who, at or after the date of the deed poll, holds the office of director or statutory officer of (inter alia) any entity which it controls incorporated in Australia or New Zealand, including RGHL. Subject to certain limitations set out in the deed poll, including where the giving of such an indemnity is prohibited by law, each indemnified person is indemnified against any costs he or she incurs in any proceeding that relates to liability for any act done or omission made in his or her capacity as a director, statutory officer or employee of RGHL, in which proceeding such person is acquitted, or has judgment given in his or her favor, or which is discontinued.

We also issue our directors and officers insurance for director’s and officer’s liability and legal expenses. We have not included details about the nature of the liabilities covered or the amount of the premium paid in respect of such insurance contracts as such disclosure is prohibited under the terms of those contracts.

Other

Board Committees

RGHL's board has appointed an Audit Committee to oversee the financial reporting process including the hiring and performance of external auditors and to monitor the internal control process and the choice of accounting policies and principles. The members of the Audit Committee are Mr. Gregory Cole and Mr. Bryce Murray. The Audit Committee has adopted a charter under which the Audit Committee operates. The charter provides that the Audit Committee will be appointed annually by the board. The board may remove or replace members of the Audit Committee at any time.

RGHL does not have a Compensation Committee.

Employees

RGHL and its subsidiaries had approximately 37,000 and 36,000 employees as of December 31, 2012 and 2011, respectively. Further information regarding the employees of each segment is included in "Item 4. Information on RGHL — Business Overview."

Share Ownership

None of the directors of RGHL, BP I, BP II or the senior management of the RGHL Group hold shares in RGHL, BP I or BP II.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders and Beneficial Ownership

RGHL, BP I and BP II are indirectly wholly-owned by Mr. Graeme Hart. Other than Mr. Graeme Hart, no director or member of our executive team beneficially owns any shares of RGHL, BP I or BP II.

RGHL has issued 111,000,004 shares, which are all owned by Packaging Finance Limited, a New Zealand corporation, which is 100% owned by Packaging Holdings Limited, a New Zealand corporation, which is 100% owned by Mr. Graeme Hart. BP I has issued 13,063,527 shares and BP II has issued 1,000 shares, all of which are owned by RGHL.

Related Party Transactions

Other than our strategic owner, Mr. Graeme Hart, none of the directors, members of management or shareholders of the RGHL Group has or had any interest in any transactions with us which are or were unusual in their nature or conditions or significant to our business taken as a whole and that were effected during the current or immediately preceding fiscal year, or during any earlier fiscal year and which remain in any respect outstanding or unperformed. No loans are outstanding from us to any director or member of management and there are no guarantees provided by us for the benefit of any such person. In addition to the related party transactions discussed below, from time to time we enter into other transactions with affiliates which are not material to us or our affiliates or unusual in their nature or conditions.

For purposes of the agreements referred to in this section, the Hart Group refers to (i) Mr. Graeme Hart, (ii) his spouse and members of his immediate family (including siblings, children, grandchildren and children and grandchildren by adoption) and (iii) in the event of incompetence or death of any of the persons described in clauses (i) and (ii) hereof, such person’s transferee by will, estate, executor, administrator, committee or other personal representative. Below is a description of certain transactions between RGHL or its affiliates, on the one hand, and other entities owned by the Hart Group, on the other hand, in the last fiscal year through the date of this annual report.

Rank Group Loan Agreement

We are party to a loan agreement with Rank Group under which Rank Group may request and receive one or more advances up to an aggregate amount of the New Zealand dollar equivalent of $215 million or such other amount as agreed upon by us and Rank Group. Advances are unsecured, repayable on demand and subordinated on terms such that no payments can be made until the obligations under a Rank Group senior secured credit facility are repaid in full. Advances due from Rank Group accrue interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by us. Refer to note 23 of the RGHL Group's audited financial statements included elsewhere in this annual report.

No advances or repayments were made during the year ended December 31, 2012 or the year ended December 31, 2011. During 2012 and 2011, interest was charged at 5.89% to 5.99% and 5.90% to 6.25%, respectively. As of December 31, 2012 and December 31, 2011, $307 million and $271 million, respectively, inclusive of capitalized interest, was outstanding under the loan. As of February 28, 2013, $313 million, inclusive of capitalized interest, was outstanding under the loan.

Rank Group Management Fee

On December 20, 2012, RGHL paid a fee of $32 million to Rank Group for management, consulting, monitoring and advisory services.

Reynolds Treasury Loan Agreement

On August 23, 2011, the RGHL Group borrowed the euro equivalent of $25 million from Reynolds Treasury (NZ) Limited, an affiliate of Rank Group. The loan bore interest at the greater of 2% and the 3-month EURIBOR rate, plus 4.875%. During 2012, interest was charged at 6.875%. The loan was repaid on June 8, 2012.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Financial Statements and Other Financial Information

The financial statements and other financial information of RGHL, the combined financial statements and other financial information of Bev Pack, and the financial statements and other financial information of BP I are contained in “Financial Statements” beginning on page F-1.

Significant Changes

We have not experienced any significant changes since the date of the financial statements included elsewhere in this annual report, except as disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

Constitution of RGHL

Reynolds Group Holdings Limited is incorporated under the New Zealand Companies Act 1993 (the “Companies Act”) and its company number is 1812226. RGHL's purposes and objectives are not expressly stated in its constitution (the “Constitution”). Under the Companies Act, RGHL has full capacity to carry on or undertake any business or activity, do any act, or enter into any transaction.

The following information includes summary descriptions of matters governed by the Constitution and is not meant to be a complete description.

Directors

The board of directors of RGHL (the “Board”), is responsible for managing the business and affairs of RGHL in accordance with the Companies Act and the Constitution, and the Board is vested with all the powers necessary to do this.

Interested Directors

A director who is interested (as that term is defined in section 139 of the Companies Act) in a transaction entered into by RGHL may:

a.	vote on any matter relating to the transaction;

b.	attend a meeting of the Board at which any matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum;

c.	sign a document relating to the transaction on behalf of RGHL; and

d.	do any other thing in his capacity as a director in relation to the transaction,

as if the director was not interested in such transaction.

Remuneration and Benefits

The Constitution provides that the Board may, if the Board is satisfied that doing so is fair to RGHL, approve compensation or loans to Board members; however, no Board member currently receives any compensation for services as a director.

Borrowing

RGHL's directors have all the powers necessary for managing RGHL's business and affairs, including the power to borrow. There are no restrictions in the Constitution limiting the power of the Board to borrow on behalf of RGHL.

Age Limit of Directors

There is no age limit of directors contained in the Constitution. However, the Companies Act disqualifies persons under 18 years of age from holding office as a director of a company.

Director's Shareholding Qualification

There is no requirement for a director to hold shares in RGHL.

Shares

Dividends

Dividends on shares can be authorized by the Board at its discretion (subject to the Companies Act and Constitution). Prior to authorizing the payment of a dividend, the Board must be satisfied on reasonable grounds that RGHL will, immediately after payment of the dividend, satisfy the solvency test. The amount of dividends paid on each class of shares will be determined from time to time by the Board.

Voting Rights

All shares of RGHL have equal voting rights.

Alteration of Rights

Under the Constitution and the Companies Act, the rights attaching to RGHL's shares can be varied or abrogated only with the consent of the holders of at least 75% of the issued shares of that class that may be affected, entitled to vote and who vote on the resolution to alter the rights.

Redemption

The Constitution allows the Board to issue shares which are redeemable.

Share in Surplus on Liquidation

On a distribution of capital in the event of liquidation, the Constitution gives shareholders the right to a proportional share in the distribution of RGHL's surplus assets. With the approval of shareholders by ordinary resolution, the Constitution allows the liquidator of RGHL to divide amongst the shareholders in kind the whole or any part of the assets of the company.

Share in RGHL's Profit

The Constitution does not provide shareholders with any additional rights to share in RGHL's profits other than the right to dividends and the right to share in the distribution of RGHL's surplus assets upon the liquidation of the company.

Sinking Fund Provisions

The Constitution does not contain any sinking fund provisions.

Restrictions on Ownership

The Constitution does not contain limitations on the rights of any person to own securities.

Voting & Shareholders' Meetings

Shareholders' meetings are convened with at least 10 working days' advance notice in writing. Notice must be given to all shareholders entitled to attend shareholders' meetings. The quorum required for such meetings is present if shareholders or their representatives are present representing the majority of votes to be cast on the business to be transacted at the meeting. If a meeting is adjourned because of a lack of quorum, (a) in the case of a meeting called by the Board on the written request of shareholders representing at least 5% of the voting rights entitled to be exercised on the issue voted at the meeting, the meeting will be dissolved or (b) for any other meeting the meeting shall be adjourned for one week and the holders of shares (or their proxies or representatives) present at the adjourned meeting will be a quorum.

An ordinary resolution requires the affirmative vote of a simple majority of the shareholders who, being entitled to do so, vote on the resolution. Special resolutions must be passed by a majority of 75% of the votes of shareholders who are entitled to, and do, vote on the resolution.

Voting at any shareholders' meeting is by a show of hands or a vote by voice unless a poll is demanded. If the Board determines that a meeting is held by audio or audio and visual communication, shareholders may vote at the meeting by signifying individually assent or dissent by voice. Each shareholder will be entitled to one vote on a show of hands or a vote by voice, notwithstanding how many shares it holds. On a poll, each shareholder will be entitled to one vote per fully paid share it holds (or, in relation to shares which are not fully paid, the equivalent fraction of a vote).

A poll may be demanded by the chairperson or at least five holders of shares having the right to vote at the meeting. A poll may also be demanded by any holder or holders of shares representing not less than 10% of the total voting rights of all the holders of shares having the right to vote at the meeting or by a holder or holders of shares conferring a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all shares that confer that right.

A shareholder may exercise its right to vote at a meeting by attending in person or by having its proxy or representative attend the meeting.

Change of Control Provisions

The Constitution does not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of RGHL.

Material Contracts

Below is a summary of material contracts, other than contracts entered into in the ordinary course of business, which RGHL or any member of the RGHL Group entered into or performed or that were otherwise outstanding during the past two years.

Acquisition Agreements

Graham Packaging Purchase Agreement

On June 17, 2011, RGHL, Bucephalas Acquisition Corp. and Graham Packaging Company Inc. entered into an agreement and plan of merger pursuant to which (i) the stockholders of Graham Packaging received cash in exchange for their shares and (ii) Bucephalas Acquisition Corp., a wholly-owned indirect subsidiary of RGHL, merged with and into Graham Packaging, with Graham Packaging surviving the merger as an indirect wholly-owned subsidiary of RGHL. The transaction closed on September 8, 2011, with Graham Packaging's stockholders receiving $25.50 in cash for each Graham Packaging share. The aggregate purchase price, including net debt, was $4.5 billion.

Dopaco Purchase Agreement

On March 3, 2011, RGHL, Cascades USA Inc. and Cascades Inc. entered into a purchase and sale agreement pursuant to which RGHL agreed to purchase all of the outstanding stock of Dopaco Inc. and Dopaco Canada from Cascades USA Inc. for a purchase price of $395 million in cash. The transaction closed on May 2, 2011.

Financing Agreements

Below is a description of our key financing agreements, including our Senior Secured Credit Facilities, the Reynolds Notes and the 2007 Notes. Copies of the key documents to these financing agreements are filed as exhibits to this annual report. The descriptions below are qualified in their entirety by the actual documents.

Senior Secured Credit Facilities

On February 9, 2011, RGHL and certain of its subsidiaries entered into an amended and restated credit agreement and borrowed $2,325 million in U.S. term loans and €250 million in European term loans. The proceeds from such term loans under the Senior Secured Credit Facilities were applied to repay existing indebtedness.

On August 9, 2011, RGHL and certain of its subsidiaries entered into an amendment and incremental term loan assumption agreement which amended and restated the Senior Secured Credit Facilities (the “Second Amended and Restated Senior Secured Credit Facilities”) and under which the lenders party thereto agreed to make available $2,000 million in U.S. term loans (the “Tranche C U.S. Term Loans”). The proceeds of the Tranche C U.S. Term Loans were drawn in connection with the acquisition of Graham Packaging.

Following the redemption of the Graham Packaging Notes in March 2012, Graham Packaging Holdings Company and certain of its U.S. subsidiaries became guarantors of the Reynolds Notes and our Senior Secured Credit Facilities and pledged certain assets for the benefit of the holders of the Reynolds Senior Secured Notes and the lenders under our Senior Secured Credit Facilities.

On September 28, 2012, RGHL and certain of its subsidiaries entered into an amendment and incremental term loan assumption agreement which amended and restated the Senior Secured Credit Facilities and incurred thereunder $2,235 million of term loans (the “U.S. Term Loans”) and €300 million of term loans (the “European Term Loans” and, together with the U.S. Term Loans, the “Term Loans”). Prior to this date certain amounts outstanding under the Tranche C U.S. Term Loans were repaid with available cash, and on September 28, 2012, concurrent with the incurrence of the Term Loans under the Senior Secured Credit Facilities, the borrowers under the Senior Secured Credit Facilities repaid in full the remaining term loan facilities under the Second Amended and Restated Senior Secured Credit Facilities. The Term Loans have a maturity date of September 28, 2018.

Structure

As of December 31, 2012, the Senior Secured Credit Facilities consisted of the following:

•
$2,229 million of U.S. Term Loans which were borrowed by Reynolds Consumer Products Holdings LLC, Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products Inc. and BP III;

•	€299 million of European Term Loans which were borrowed by SIG Euro Holding AG & Co KGaA, SIG Austria Holding GmbH and BP III;

•
a U.S. revolving credit facility of $120 million (the “U.S. Revolving Loans”) (of which up to $100 million may be drawn by way of letters of credit), which is available to the U.S. Term Borrowers and Closure Systems International Holdings Inc.; and

•
a European revolving credit facility of €80 million (the “European Revolving Loans” and, together with the U.S. Revolving Loans, the "Revolving Loans") (of which up to €70 million may be drawn by way of letters of credit), which is available to the European Term Borrowers and Closure Systems International B.V.

The remaining amount available to be borrowed as incremental loans under the Senior Secured Credit Facilities will be the greater of $750 million aggregate principal amount (less any amounts used to incur certain specified permitted indebtedness) and the maximum amount that, if fully drawn, would not cause the senior secured first lien leverage ratio to exceed 3.5 to 1.0 (the “Incremental Facility Amount”). Any borrower may by written notice to the agent under the Senior Secured Credit Facilities indicate that it wishes to have incremental term or revolving facilities in U.S. dollars, euro or other designated currencies in an amount of up to the Incremental Facility Amount. Such additional incremental facilities are uncommitted, and the existing lenders may agree or decline to participate in the incremental facilities in their sole discretion. The Senior Secured Credit Facilities provide that, to the extent incremental term loans or incremental revolving commitments are used concurrently with the incurrence thereof to refinance term loans and revolving credit commitments outstanding under the Senior Secured Credit Facilities, such usage will not reduce the otherwise available Incremental Facility Amount.

Incremental lenders, including the lenders under the U.S. Term Loans and the European Term Loans, share, to the extent possible, in the collateral securing the Senior Secured Credit Facilities (and the Reynolds Senior Secured Notes) on a pari passu basis.

Repayment, Prepayments and Amortization

The U.S. and European revolving facilities will mature on November 5, 2014. The Term Loans will mature on September 28, 2018.

In addition, the outstanding Term Loans under the Senior Secured Credit Facilities are required to be prepaid with (a) up to 50% of excess cash flow commencing with the fiscal year ending December 31, 2013 (which will be reduced to 25% if a senior secured first lien leverage ratio is met), (b) 100% of the net cash proceeds of certain asset dispositions (provided that a portion of the net cash proceeds of an asset disposition of collateral may be used to prepay or repurchase the Reynolds Senior Secured Notes to the extent required under the indentures governing the Reynolds Senior Secured Notes, as applicable), subject to certain thresholds and (c) 100% of the net proceeds of debt that is incurred in violation of the Senior Secured Credit Facilities.

Indebtedness under the Senior Secured Credit Facilities may be voluntarily prepaid in whole or in part, subject to minimum amounts and break funding costs. Voluntary prepayments of the Term Loans made on or prior to September 28, 2013, if made out of the proceeds of a substantially concurrent issuance or incurrence of secured term loans where the effective yield of such term loans is less than the yield of the U.S. Term Loans or the European Term Loans (as the case may be), will be subject to a prepayment fee equal to 1.00% of the aggregate principal amount of such prepayment. Such prepayment fee will also apply during such applicable period where a term lender is required to assign its term loans as a result of its failure to consent to an amendment that would reduce the interest rate margins or other pricing-related terms with respect to its term loans. The above prepayment fees will not apply to any prepayments upon the occurrence of a Change of Control (as defined in the Senior Secured Credit Facilities).

The U.S. Term Loans will amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on September 28, 2012 and the European Term Loans will amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on September 28, 2012 (subject to certain adjustments) and in each case with the balance payable in full on the maturity date thereof.

Interest Rate and Fees

The rate of interest on loans under the Senior Secured Credit Facilities for each interest period is the percentage rate per annum equal to the sum of:

(i)	the applicable margin; and

(ii)
(A) in the case of ABR borrowings, the greatest of (1) the agent's prime rate in effect from time to time, (2) the Federal funds effective rate in effect from time to time plus 1⁄2 of 1.00% and (3) the Adjusted LIBO Rate (as defined below) for a three-month interest period plus 1.00%;

(B) in the case of Eurocurrency borrowings denominated in U.S. dollars, the greater of (1) the LIBO rate for the interest period in effect multiplied by statutory reserves and (2) 2.00% per annum in the case of the U.S. Revolving Loans or 1.00% per annum in the case of U.S. Term Loans, which we refer to as the “LIBOR Floor”;

(C) in the case of Eurocurrency borrowings denominated in Euro, the greater of (1) the EURIBO rate for the interest period in effect plus the mandatory cost and (2) 2.00% per annum in the case of the European Revolving Loans or 1.00% per annum in the case of European Term Loans;

(D) in the case of FBR borrowings denominated in Euro, the greatest of (i) the agent's prime rate for short-term loans in Euro, (ii) the EONIA rate in effect on such day plus 1⁄2 of 1.00%, (iii) the EURIBO Rate for a three-month interest period plus 1.00% and (iv) 3.00% per annum; and

(E) in the case of FBR borrowings denominated in a foreign currency other than Euro, the rate defined in the applicable incremental assumption agreement.

The applicable margin with respect to the Term Loans will vary depending on the total leverage ratio as set out in the following table:

Total Leverage Ratio	U.S. Term Loans - Eurocurrency	U.S. Term Loans - Daily Rate	European Term Loans - Eurocurrency	European Term Loans - Daily Rate
≥ 5.50 to 1.00	3.75%	2.75%	4.00%	3.00%
< 5.50 to 1.00	3.50%	2.50%	3.75%	2.75%

The applicable margin with respect to the Revolving Loans is equal to (i) with respect to any Eurocurrency revolving loan, 4.50% per annum and (ii) with respect to any ABR or FBR revolving loan, 3.50% per annum.

If there is a payment default at any time, then the interest rate applicable to overdue principal will be the rate otherwise applicable to such loan plus 2.00% per annum. Default interest will also be payable on other overdue amounts at a rate of 2.00% per annum above the amount that would apply to an ABR term loan that is a U.S. Term Loan.

The borrowers are required to pay a commitment fee equal to 2.00% per annum on the daily unused amounts of the U.S. and European revolving credit facilities.

The borrowers are required to pay to each U.S. and European revolving lender a letter of credit participation fee, calculated at the rate equal to the margin applicable to Eurocurrency loans under the revolving credit facilities, on the outstanding amount of such lender's pro rata percentage of U.S. or European letter of credit exposure, as the case may be. The relevant borrower is also required to pay any letter of credit issuing bank the fronting, issuing and drawing fees specified from time to time by such issuing bank.

Guarantees and Security

All obligations under the Senior Secured Credit Facilities are or will be guaranteed by RGHL and certain of its direct and indirect subsidiaries that guarantee the Reynolds Notes, including the borrowers under the Senior Secured Credit Facilities and the Issuers, subject to certain legal and tax limitations and other agreed exceptions.

All obligations under the Senior Secured Credit Facilities, and the guarantee of those obligations (as well as obligations under certain hedging agreements, certain local working capital facilities and certain cash management obligations), are secured by certain assets of RGHL, the borrowers and certain of the other guarantors under the Senior Secured Credit Facilities, subject to certain agreed limitations. Pursuant to the First Lien Intercreditor Agreement, the security interests over such assets are or will be of equal priority with the liens on the same collateral securing the Reynolds Senior Secured Notes and other future first lien obligations. The Senior Secured Credit Facilities may also have security over certain assets that do not secure the Reynolds Senior Secured Notes.

Covenants

The Senior Secured Credit Facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior credit facility of this type. The negative covenants in the Senior Secured Credit Facilities include limitations (subject to agreed exceptions) on the ability of RGHL and its material subsidiaries to:

•	incur additional indebtedness (including guarantees);

•	incur liens;

•	enter into sale and lease-back transactions;

•	make investments, loans and advances;

•	implement mergers, consolidations and sales of assets;

•	make restricted payments or enter into restrictive agreements;

•	enter into transactions with affiliates on non-arm's length terms;

•	change the business conducted by RGHL and its subsidiaries;

•	prepay, or make redemptions and repurchases of specified indebtedness;

•	amend certain material agreements governing specified indebtedness;

•	make certain amendments to the organizational documents of RGHL and its material subsidiaries;

•	change RGHL's fiscal year; and

•	conduct an active business (in the case of BP II).

In addition to other customary exceptions, RGHL and its subsidiaries are able to incur additional indebtedness, including the ability to incur (a) other senior secured notes or senior secured loans, if a senior secured first lien leverage ratio of 3.50 to 1.00 is met on a pro forma basis, (b) other senior secured or unsecured notes or senior secured or unsecured loans of up to $750 million (less the amount of any incremental loans under the Senior Secured Credit Facilities) so long as RGHL is in pro forma compliance with its financial covenant, (c) unsecured indebtedness so long as RGHL is in pro forma compliance with its financial covenant, (d) unsecured subordinated indebtedness so long as RGHL is in pro forma compliance with its financial covenant, (e) certain permitted refinancing indebtedness in respect of the foregoing, in each case subject to other customary requirements and (f) other senior secured notes, senior secured loans or senior unsecured notes where the net proceeds thereof are used to prepay the Term Loans. Indebtedness of the type described in clauses (a), (b) and (f) and certain permitted refinancing indebtedness thereof may be secured on a pari passu basis by the same collateral securing the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes.

In addition, the Senior Secured Credit Facilities contain a maximum senior secured first lien leverage ratio covenant.

Events of Default

The Senior Secured Credit Facilities contain certain customary events of default with certain cure periods, as applicable, including:

•	non-payment of principal, interest or other amounts;

•	breach of covenants under the Senior Secured Credit Facilities and other loan documents;

•	material breach of the representations or warranties;

•	cross-default to other material indebtedness;

•	bankruptcy or insolvency;

•	material judgments;

•	certain ERISA and benefits events;

•	actual or asserted invalidity of any material collateral or guarantee;

•	failure of material subordinated indebtedness to be validly subordinated;

•	invalidity of the 2007 UK Intercreditor Agreement; and

•	a change of control (as defined in the Senior Secured Credit Facilities).

Local Facilities

We have secured and unsecured local credit facilities at our subsidiaries in a number of jurisdictions. The secured local credit facilities are secured by the collateral under the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes as well as certain other assets. Alternatively we may also backstop these facilities with letters of credit drawn under the revolving credit facilities included in the Senior Secured Credit Facilities.

Reynolds Notes

As of December 31, 2012, the RGHL Group had outstanding:

•	$1,000 million in principal amount of 8.500% Senior Notes due 2018;

•	$1,500 million in principal amount of 7.125% Senior Secured Notes due 2019;

•	$1,500 million in principal amount of 9.000% Senior Notes due 2019;

•	$1,500 million in principal amount of 7.875% Senior Secured Notes due 2019;

•	$2,250 million in principal amount of 9.875% Senior Notes due 2019;

•	$3,250 million in principal amount of 5.750% Senior Secured Notes due 2020;

•	$1,000 million in principal amount of 6.875% Senior Secured Notes due 2021; and

•	$1,000 million in principal amount of 8.250% Senior Notes due 2021.

The Reynolds Notes are issued by the US Issuer, the US Co-Issuer and the Lux Issuer and are guaranteed by RGHL and certain of RGHL's subsidiaries.

Change of Control

Upon a change of control, as defined in the indentures governing the Reynolds Notes, the Issuers will be required to offer to repurchase the respective series of Reynolds Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless the Issuers have previously elected to redeem all of the applicable series of Reynolds Notes.

Ranking of the Reynolds Notes

Reynolds Senior Secured Notes

The Reynolds Senior Secured Notes are senior secured obligations of the Issuers and:

•	are effectively senior to all of the unsecured indebtedness of the Issuers to the extent of the value of the collateral securing each series of Reynolds Senior Secured Notes;

•	rank pari passu in right of payment with all existing and future senior indebtedness of the Issuers;

•
are effectively subordinated to the other first lien obligations of the Issuers (including amounts outstanding under the Senior Secured Credit Facilities) to the extent such first lien obligations are secured by property that does not also secure the respective series of Reynolds Senior Secured Notes to the extent of the value of all such property;

•	are senior in right of payment to any subordinated indebtedness of the Issuers, including the Issuers' guarantees of the 2007 Notes; and

•
are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of RGHL (including BP II) that is not a guarantor.

The guarantees of the Reynolds Senior Secured Notes are senior obligations of each guarantor, including RGHL, and:

•	rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•
are effectively subordinated to the other first lien obligations of such guarantor (including indebtedness of such guarantor outstanding under, or with respect to its guarantee of, the Senior Secured Credit Facilities) to the extent such first lien obligations are secured by property that does not also secure the Reynolds Senior Secured Notes to the extent of the value of all such property; and

•	are senior in right of payment to any subordinated indebtedness of such guarantor, including such guarantor's guarantee of the 2007 Notes.

Reynolds Senior Notes

The Reynolds Senior Notes are senior obligations of the Issuers and:

•	are effectively subordinated to any secured indebtedness of the Issuers to the extent of the value of the collateral securing such indebtedness;

•	rank pari passu in right of payment with all existing and future senior indebtedness of the Issuers;

•	are senior in right of payment to any subordinated indebtedness of the Issuers, including the Issuers' guarantees of the 2007 Senior Subordinated Notes; and

•
are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of RGHL (including BP II) that is not a guarantor.

The guarantees of the Reynolds Senior Notes are senior obligations of each guarantor, including RGHL, and:

•	rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•	are effectively subordinated to any secured indebtedness of such guarantor to the extent of the value of the collateral securing such indebtedness; and

•	are senior in right of payment to any subordinated indebtedness of such guarantor, including such guarantor's guarantee of the 2007 Senior Subordinated Notes.

Covenants

The indentures governing the other Reynolds Notes (other than the indenture governing the February 2012 Senior Notes, as to which such covenants have been eliminated) contain covenants that, among other things, limit the ability of BP I, BP II and their restricted subsidiaries to:

•	incur additional indebtedness and issue disqualified or preferred stock;

•	make restricted payments, including dividends or other distributions;

•
in the case of BP I and BP II and their respective restricted subsidiaries, enter into arrangements that limit any restricted subsidiary's ability to pay dividends or certain other payments to BP I, BP II, or any other restricted subsidiary;

•	sell assets;

•	engage in transactions with affiliates;

•	create certain liens;

•	consolidate, merge or transfer all or substantially all of their assets; and

•	impair the security interests granted for the benefit of the trustee and holders of the Reynolds Senior Secured Notes.

These covenants are subject to a number of important limitations and exceptions.

Events of Default

The indentures governing the Reynolds Notes contains certain customary events of default, including:

•	non-payment of interest on the applicable series of Reynolds Notes for a continuous period of 30 days;

•	non-payment of principal or premium, if any, on the applicable series of Reynolds Notes;

•
breach of any agreement in the applicable series of Reynolds Notes or the indentures governing the applicable series of Reynolds Notes (other than failure to purchase such notes) by BP I, BP II or any Restricted Subsidiary (as defined in the respective indentures) which is not cured within 60 days of notice;

•
cross-defaults or acceleration of other indebtedness of BP I, BP II, an Issuer or any Significant Subsidiary (as defined in the respective indentures) in excess of $30 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against BP I, BP II, an Issuer or a Significant Subsidiary; and

•	invalidity of any guarantee, and with respect to the Reynolds Senior Secured Notes, any security interest, of RGHL, BP I or a Significant Subsidiary.

Security for the Reynolds Senior Secured Notes

Subject to the terms of the security documents, the Reynolds Senior Secured Notes and the guarantees thereof are supported by a security interest granted on a first priority basis (subject to certain permitted liens) in certain assets of RGHL, BP I and certain of BP I's subsidiaries. The security interests for each series of Reynolds Senior Secured Notes are of equal priority with the liens on such assets securing the Senior Secured Credit Facilities and the other series of Reynolds Senior Secured Notes.

2007 Notes

Overview

On June 29, 2007, BP II completed a private offering of (a) €480 million aggregate principal amount of 8.00% senior notes due 2016 (the “2007 Senior Notes”) and (b) €420 million aggregate principal amount of 9.50% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes,” and together with the 2007 Senior Notes, the “2007 Notes”). The 2007 Notes were issued under separate indentures each dated as of June 29, 2007, by and among BP II, the initial guarantors party thereto, The Bank of New York, as trustee, and Credit Suisse, as security agent.

The proceeds of the offering of the 2007 Notes were lent to BP I under certain proceeds loans (the “2007 Proceeds Loans”) and were used to repay all outstanding amounts under a bridge facility and to prepay amounts under SIG's senior credit facility, each of which was used to partially finance the acquisition of SIG.

Interest

Interest on the 2007 Senior Notes accrues at the rate of 8% per annum, payable semi-annually on June 15 and December 15 of each year. Interest on the 2007 Senior Subordinated Notes accrues at the rate of 9.50% per annum, payable semi-annually on June 15 and December 15 of each year.

Maturity

The 2007 Senior Notes mature on December 15, 2016 and the 2007 Senior Subordinated Notes mature on June 15, 2017.

Optional Redemption

2007 Senior Notes

BP II may redeem some or all of the 2007 Senior Notes prior to June 15, 2011 at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. BP II may redeem some or all of the 2007 Senior Notes at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve month period commencing on June 15 of the years set forth below:

Period	Redemption Price
2011	104.000%
2012	102.000%
2013 and thereafter	100.000%

2007 Senior Subordinated Notes

BP II may redeem some or all of the 2007 Senior Subordinated Notes prior to June 15, 2012, at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest if any, to the redemption date. At any time on or after June 15, 2012, BP II may redeem some or all of the 2007 Senior Subordinated Notes at the following redemption prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the twelve month period commencing on June 15 of the years set forth below:

Period	Redemption Price
2012	104.750%
2013	103.167%
2014	101.583%
2015 and thereafter	100.000%

Change of Control

Upon a change of control, as defined in the indentures governing the 2007 Notes, BP II will be required to offer to repurchase the 2007 Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless BP II has previously elected to redeem all of the 2007 Senior Notes or the 2007 Senior Subordinated Notes (as relevant).

Ranking of 2007 Senior Notes

The 2007 Senior Notes are general obligations of BP II and:

•	rank pari passu in right of payment with all existing and future indebtedness of BP II that is not subordinated to the 2007 Senior Notes;

•	are senior in right of payment to any future subordinated indebtedness of BP II, including the 2007 Senior Subordinated Notes; and

•	are secured by a second ranking pledge of the receivables under the 2007 Proceeds Loans and by a second ranking security over all of the issued capital stock of BP I.

The 2007 Senior Notes are guaranteed on a senior subordinated basis by RGHL, BP I and certain subsidiaries of BP I. Pursuant to the 2007 UK Intercreditor Agreement, those guarantees are subordinated in right of payment to the guarantees in respect of the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes. BP II, the issuer of the 2007 Senior Notes, does not guarantee the Senior Secured Credit Facilities or the Reynolds Notes.

Ranking of 2007 Senior Subordinated Notes

The 2007 Senior Subordinated Notes are general obligations of BP II and:

•	are subordinated in right of payment to all existing and future senior indebtedness of BP II, including the 2007 Senior Notes;

•	rank pari passu in right of payment with all existing and future senior subordinated indebtedness of BP II;

•	rank senior in right of payment to existing and future subordinated indebtedness of BP II; and

•	are secured by a third ranking pledge of the receivables under the 2007 Proceeds Loans and by a third ranking security over all of the issued capital stock of BP I.

The 2007 Senior Subordinated Notes are guaranteed on a subordinated basis by RGHL, BP I and certain subsidiaries of BP I. Pursuant to the 2007 UK Intercreditor Agreement and the terms of the indenture governing the 2007 Senior Subordinated Notes, those guarantees are subordinated in right of payment to guarantees in respect of the Senior Secured Credit Facilities and the Reynolds Notes (but the Reynolds Senior Notes do not constitute “Designated Senior Indebtedness” for purposes of the indenture governing the 2007 Senior Subordinated Notes). BP II, the issuer of the 2007 Senior Subordinated Notes, does not guarantee the Senior Secured Credit Facilities or the Reynolds Notes.

Events of Default

The indentures governing the 2007 Notes contain certain customary events of default, including:

•	non-payment of principal or premium, if any on the applicable 2007 Notes;

•	non-payment of interest on the applicable 2007 Notes for a continuous period of 30 days;

•	failure by the Issuers, BP I or any Restricted Subsidiary to comply with the merger covenant;

•
breach of any agreement contained in the applicable 2007 Notes or the indentures related thereto (other than failure to purchase notes) by BP I, BP II or any Restricted Subsidiary (as defined in the indentures governing the 2007 Notes) which is not cured within 60 days of notice;

•
cross-defaults or acceleration of other indebtedness of BP I, an issuer or any Significant Subsidiary (as defined in the indentures governing the 2007 Notes) in excess of €20 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events with respect to BP I, BP II or a Significant Subsidiary;

•	subject to certain exceptions, failure of BP I, BP II or Significant Subsidiaries to pay final judgments in excess of €20 million or its foreign currency equivalent; and

•	invalidity of any security interest or material guarantee.

Security for the 2007 Notes

The assets that secure the 2007 Notes also secure the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. Pursuant to the 2007 UK Intercreditor Agreement and the terms of such security documents, the assets that secure the 2007 Notes will first secure the obligations owed under the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes on a pari passu basis and then the 2007 Notes.

Purchase Right

Pursuant to the 2007 UK Intercreditor Agreement, under certain circumstances the holders of the 2007 Notes have the right to purchase all (but not part only) of the obligations owing to holders of the Reynolds Senior Secured Notes and creditors of the Senior Secured Credit Facilities by payment of the full amount in cash of the liabilities outstanding and an additional compensatory amount to be certified by the holders of the Reynolds Senior Secured Notes and creditors of the Senior Secured Credit Facilities.

First Lien Intercreditor Agreement

The collateral agents under the Senior Secured Credit Facilities (“Collateral Agents”), the trustees for the holders of the Reynolds Senior Secured Notes, the administrative agent under the Senior Secured Credit Facilities, as representative for the secured parties under the Senior Secured Credit Facilities, RGHL and certain of its subsidiaries entered into the First Lien Intercreditor Agreement, which sets forth the relative rights and obligations of the lenders under the Senior Secured Credit Facilities and certain local working capital facilities, certain hedging providers and cash management services providers, and the holders of the Reynolds Senior Secured Notes with respect to Shared Collateral. This summary of the First Lien Intercreditor Agreement uses the following terms:

•	“Collateral” means all assets and properties subject to liens created pursuant to any security document to secure one or more series of Obligations.

•	“Liens” means with respect to any assets or property, any mortgage, lien (statutory or others), pledge, charge, hypothecation, assignment, security interest or similar encumbrance.

•
“Obligations” means (i) with respect to the Reynolds Senior Secured Notes, any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any such indebtedness; (ii) with respect to the Senior Secured Credit Facilities, the due and punctual payment of (a) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the loans, when and as due, whether at maturity or by acceleration, upon one or more dates set for prepayment or otherwise, (b) each payment required to be made by the borrowers, when and as due, including payments in respect of reimbursement of disbursements, interest thereon and obligations to provide cash collateral, (c) all other monetary obligations of the borrowers to any of the secured parties under the Senior Secured Credit Facilities, and each of the other loan documents, including fees, costs, expenses and indemnities, (d) the due and punctual payment and performance of all obligations of the borrowers, RGHL and its subsidiaries that are guarantors under the loan documents, hedging agreements, local facility agreements and agreements providing for cash management services, and (e) obligations under additional agreements pursuant to which other first lien obligations are incurred; and (iii) certain additional obligations designated “Additional Obligations” pursuant to the terms of the First Lien Intercreditor Agreement.

•
“Security Document” means each agreement, instrument or other document entered into in favor of the Collateral Agents, or the Collateral Agents and any of the other secured parties under the Senior Secured Credit Facilities, and any agreements pursuant to which other first lien obligations are incurred, for purposes of securing any series of Obligations, including the indentures governing the Reynolds Senior Secured Notes.

•
“Shared Collateral” means, at any time, Collateral in which the holders of two or more series of Obligations (or their respective representatives) hold a valid security interest and any cash or other assets received in connection with the enforcement of any guarantee held by two or more series of Obligations (or their respective representatives).

The First Lien Intercreditor Agreement may be amended from time to time without the consent of the secured parties thereto to add other secured parties, including the Trustee, as representative of the holders of the notes, to whom we owe first lien obligations permitted to be incurred under the indentures governing the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities and to the agreements governing Additional Obligations, if any.

Designation of the Applicable Representative

Under the First Lien Intercreditor Agreement, as described below, the “Applicable Representative” has the right to direct the Collateral Agents to initiate foreclosures, release liens in accordance with the Senior Secured Credit Facilities and the indentures governing the Reynolds Senior Secured Notes, and take other actions with respect to the Shared Collateral, and the representatives of other series of Obligations party to the First Lien Intercreditor Agreement have no right to direct the Collateral Agent to take actions with respect to the Shared Collateral.

Initially the Applicable Representative is the administrative agent under the Senior Secured Credit Facilities. As long as such administrative agent is the Applicable Representative, the Trustee, as representative of the secured noteholders, will have no rights to direct the Collateral Agent to take any action under the First Lien Intercreditor Agreement.

The administrative agent under the Senior Secured Credit Facilities will remain the Applicable Representative until the earlier of:

1.	the discharge of our Obligations under the Senior Secured Credit Facilities; and

2.	the Cut-Off Date (as defined below), unless the Cut-Off Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof.

After such date, the Applicable Representative will be the representative of the series of Obligations that constitutes the largest outstanding principal amount of any then outstanding series of Obligations whose representative is party to the First Lien Intercreditor Agreement, other than the Obligations under the Senior Secured Credit Facilities, with respect to the Shared Collateral (the “Non-Controlling Representative”).

The “Cut-Off Date” means, with respect to any Non-Controlling Representative, the date which is at least 90 days (throughout which 90-day period such person was the Non-Controlling Representative) after the occurrence of both (i) an Event of Default (under and as defined in the instrument under which such Non-Controlling Representative is appointed as the representative) and (ii) the Collateral Agent's and each other relevant representative's receipt of written notice from such Non-Controlling Representative certifying that (x) such an Event of Default has occurred and is continuing and (y) the Obligations of the series with respect to which such Non-Controlling Representative is the representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable instrument governing such Obligations; provided, however, that the Cut-Off Date shall be stayed and shall not occur and shall be deemed not to have occurred and be rescinded (1) at any time the administrative agent under the Senior Secured Credit Facilities or the Collateral Agent has commenced and is diligently pursuing any enforcement action with respect to any Shared Collateral or (2) at any time any grantor which has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

Role of the Applicable Representative

Pursuant to the First Lien Intercreditor Agreement:

i.	the Applicable Representative shall have the sole right to instruct the Collateral Agent to act or refrain from acting with respect to the Shared Collateral;

ii.
the Collateral Agent shall not follow any instructions with respect to the Shared Collateral from any representative of any Non-Controlling Secured Party (as defined below) or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative); and

iii.
no representative of any Non-Controlling Secured Party or other party to the First Lien Intercreditor Agreement (other than the Applicable Representative) will instruct the Collateral Agent to commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, any Shared Collateral.

A “Non-Controlling Secured Party” means any secured party whose representative is not the Applicable Representative. So long as the administrative agent under the Senior Secured Credit Facilities is the Applicable Representative, the holders of the various series of the Reynolds Senior Secured Notes will be Non-Controlling Secured Parties. After the discharge of the obligations with respect to the Senior Secured Credit Facilities whether on enforcement or repayment (other than repayment with indebtedness incurred under an agreement designated as a “Credit Agreement” for the purposes of the First Lien Intercreditor Agreement), at which time the parties to the Senior Secured Credit Facilities will no longer have the right to direct the actions of any collateral agent with respect to the collateral pursuant to the First Lien Intercreditor Agreement, that right passes to the authorized representative of holders of the next largest outstanding principal amount of indebtedness secured by a first lien on the collateral. To the extent that the outstanding principal amount of any series of secured notes or loans that participate in the collateral sharing arrangements under the First Lien Intercreditor Agreement is greater than the outstanding principal amount of the notes, the trustee or agent under the indenture or agreement governing such notes or loans, as representative of the holders of such indebtedness, would be the Non-Controlling Representative and would become the Applicable Representative if the Cut-Off Date occurred on such date.

Notwithstanding the equal priority of the liens on any Shared Collateral, the Collateral Agent, acting on the instructions of the Applicable Representative, may deal with the Collateral as if the Applicable Representative had a senior lien on such Collateral. No representative of any Non-Controlling Secured Party may contest, protest or object to any foreclosure proceeding or action brought by the Collateral Agent or any exercise by the Collateral Agent of any rights and remedies relating to the Shared Collateral. Each representative of each series of Obligations party to the First Lien Intercreditor Agreement will not contest or support any other person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a lien held by or on behalf of any of the secured parties in all or any part of the Shared Collateral, or the provisions of the First Lien Intercreditor Agreement.

In addition, each representative of each series of Obligations party to the First Lien Intercreditor Agreement (i) will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere with, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Shared Collateral by the Collateral Agent (acting on the instructions of the Applicable Representative), (ii) will not institute any suit or assert in any insolvency or litigation proceeding or other proceeding or any claim against the Collateral Agent or any other secured party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral, (iii) will not seek, and waives any right to have, any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Shared Collateral and (iv) will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the First Lien Intercreditor Agreement.

Distribution of Enforcement Proceeds

If an Event of Default (under and as defined in an instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is incurred) has occurred and is continuing and the Collateral Agent or any Secured Party is taking action to enforce rights in respect of any Shared Collateral, or any distribution is made in respect of any Shared Collateral in any insolvency or liquidation proceeding of any grantor of Collateral or otherwise, or the Collateral Agent or any secured party receives any payment pursuant to any intercreditor agreement (other than the First Lien Intercreditor Agreement) with respect to any Shared Collateral, the proceeds of any sale, collection or other liquidation or disposition of any such Shared Collateral received by the Collateral Agent or any secured party and the proceeds of any such distribution, shall be applied as follows:

A.	first, on a pari passu basis:

a.	to the trustee for the 2007 Notes to pay certain amounts then due to such trustee under the 2007 UK Intercreditor Agreement; and

b.	in the following order:

i.
initially, to the payment of all amounts owing to the Collateral Agent (in its capacity as such) pursuant to the terms of the First Lien Intercreditor Agreement and any instrument pursuant to which a series of Obligations whose representative is party to the First Lien Intercreditor Agreement is incurred; and

ii.
next, subject to certain limited exceptions, to the payment in full of the Obligations of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement on a ratable basis in accordance with the amounts of such Obligations and the terms of the applicable instrument pursuant to which such Obligations have been incurred;

B.
second, to the extent such proceeds relate to Collateral over which the holders of the 2007 Notes have a valid and perfected security interest at such time or constitute cash or other assets received from a guarantor that has provided a guarantee for the benefit of the holders of the 2007 Notes or such proceeds were originally received pursuant to the terms of the 2007 UK Intercreditor Agreement, to the security trustee under the 2007 UK Intercreditor Agreement for distribution of such proceeds in accordance with the terms thereof; and

C.	third, after the discharge of the Obligations identified in clauses (A) and (B), to the relevant grantor.

Turnover

If any representative of any series of Obligations party to the First Lien Intercreditor Agreement obtains possession of any Shared Collateral or realizes any proceeds or payment in respect of any such Shared Collateral, pursuant to any Security Document or by the exercise of any rights available to it under applicable law or in any insolvency or liquidation proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the discharge of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement, then such representative shall hold such Shared Collateral, proceeds or payment in trust for the other parties to the First Lien Intercreditor Agreement and promptly transfer such Shared Collateral, proceeds or payment, as the case may be, to the Collateral Agent, to be distributed in accordance with the provisions described in the immediately preceding paragraph.

Additional Liens

So long as the discharge of each series of Obligations whose representative is party to the First Lien Intercreditor Agreement has not occurred, subject to certain limited exceptions, none of the grantors shall, or shall permit any of its subsidiaries to, without the consent of the Collateral Agent (acting upon the instructions of the Applicable Representative) grant or permit any additional liens on any asset to secure any additional series of Obligations whose representative becomes party to the First Lien Intercreditor Agreement unless it has granted, or concurrently therewith grants, a lien on such asset to secure the Obligations in favor of all other series.

Automatic Release of Liens

If, at any time, the Collateral Agent (acting on the instructions of the Applicable Representative) forecloses upon or otherwise exercises remedies against any Shared Collateral, and in connection therewith takes action to release any Liens over such Shared Collateral, then (whether or not any insolvency or liquidation proceeding is pending at the time) the liens in favor of the Collateral Agent for the benefit of the secured parties upon such Shared Collateral will automatically be released and discharged; provided that any proceeds of any Shared Collateral realized therefrom shall be applied as described in “- Distribution of Enforcement Proceeds” above. If, at any time, the Collateral Agent forecloses upon or otherwise exercises remedies against any Shared Collateral, and in connection therewith substantially all the equity interests of any guarantor are sold or transferred, then (whether or not any insolvency or liquidation proceeding is pending at the time) the guarantee of such guarantor shall be released, discharged and terminated without any further action by any secured party required.

Exculpatory Provisions in Favor of Collateral Agent

The First Lien Intercreditor Agreement provides that the Collateral Agent shall not have any duties or obligations except those expressly set forth therein and in the other Security Documents. Without limiting the generality of the foregoing, the Collateral Agent:

i.	shall not be subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing;

ii.
shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated by the First Lien Intercreditor Agreement or by the other Security Documents that the Collateral Agent is required to exercise as directed in writing by the Applicable Representative; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any Security Document or applicable law;

iii.
shall not, except as expressly set forth in the First Lien Intercreditor Agreement and in the other Security Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to a grantor or any of its affiliates that is communicated to or obtained by the Collateral Agent or any of its affiliates in any capacity;

iv.
shall not be liable for any action taken or not taken by it (1) with the consent or at the request of the Applicable Representative or (2) in the absence of its own gross negligence or willful misconduct or (3) in reliance on a certificate of an authorized officer of RGHL stating that such action is permitted by the terms of the First Lien Intercreditor Agreement;

v.
shall be deemed not to have knowledge of any Event of Default under any series of Obligations unless and until notice describing such Event of Default is given to the Collateral Agent by the representative of such Obligations or a grantor;

vi.
shall not be responsible for or have any duty to ascertain or inquire into (1) any statement, warranty or representation made in or in connection with the First Lien Intercreditor Agreement or any other Security Document, (2) the contents of any certificate, report or other document delivered under the First Lien Intercreditor Agreement or any other Security Document, (3) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in the First Lien Intercreditor Agreement or any other Security Document, or the occurrence of any default or event of default, (4) the validity, enforceability, effectiveness or genuineness of the First Lien Intercreditor Agreement, any other Security Document or any other agreement, instrument or document, or the creation, perfection or priority of any lien purported to be created by the Security Documents or (5) the value or the sufficiency of any Collateral for any series of Obligations, including the Reynolds Senior Secured Notes; and

vii.
shall not be required to expend, advance or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the First Lien Intercreditor Agreement or in any of the Security Documents or in the exercise of any of its rights or powers under the First Lien Intercreditor Agreement or under any of the Security Documents unless it is indemnified to its satisfaction, and the Collateral Agent shall have no liability to any person for any loss occasioned by any delay in taking or failure to take any such action while it is awaiting an indemnity satisfactory to it.

2007 UK Intercreditor Agreement

General

The 2007 UK Intercreditor Agreement was amended as part of the RGHL Transaction to establish the relative rights between certain creditors of the RGHL Group including lenders under the Senior Secured Credit Facilities and the trustees for the Reynolds Senior Secured Notes and for the 2007 Notes, RGHL, BP II, BP I and any guarantors of the Reynolds Senior Secured Notes, the Senior Secured Credit Facilities or the 2007 Notes (the “2007 UK Intercreditor Agreement”). This summary of the 2007 UK Intercreditor Agreement uses the following terms:

•	“collateral agent” refers to the “Collateral Agent” from time to time under the First Lien Intercreditor Agreement;

•	“junior creditors” refers to the holders of the 2007 Notes, the trustees for such notes and BP II and RGHL with respect to loans made to a group member;

•
“junior liabilities” refers to a group member's liabilities under the indentures governing the 2007 Notes or the obligation of a group member with respect to a loan from BP II (including the 2007 Proceeds Loans);

•	“senior agent” refers to the “Applicable Representative” from time to time under the First Lien Intercreditor Agreement;

•	“senior creditors” refers to the “Secured Parties” from time to time under the First Lien Intercreditor Agreement; and

•	“senior liabilities” refers to the “Obligations” as defined in the First Lien Intercreditor Agreement.

The 2007 UK Intercreditor Agreement restricts, among other things:

•
the ability of BP II, BP I or its subsidiaries to grant security or give guarantees in favor of a group member's liabilities under the indentures governing the 2007 Notes or BP I's obligations under the 2007 Proceeds Loans;

•
the ability of the holders of the 2007 Notes, the trustees for the 2007 Notes and BP II (in respect of the 2007 Proceeds Loans) to enforce the guarantees and (in the case of BP II) the 2007 Proceeds Loans; and

•
the ability of BP I and any of its subsidiaries to pay, prepay, redeem, purchase or acquire the junior liabilities, or otherwise to provide financial support in relation to such liabilities, for so long as any obligations under the senior liabilities are outstanding.

In addition, the 2007 UK Intercreditor Agreement requires that the guarantees and security in favor of the 2007 Notes be released in certain circumstances.

Limitation on Credit Support

Pursuant to the 2007 UK Intercreditor Agreement, BP II, BP I and its subsidiaries are prohibited from granting any security in favor of the junior liabilities except for the security permitted by the 2007 UK Intercreditor Agreement. The security permitted by the 2007 UK Intercreditor Agreement for the 2007 Notes is limited to the pledges of the capital stock of BP I and the assignment of the receivables under the 2007 Proceeds Loans.

In addition, the 2007 UK Intercreditor Agreement requires (except with consent of the senior agent) that guarantees in support of the 2007 Notes are given only by entities that are borrowers, issuers or guarantors of the senior liabilities and are subordinated to their obligations with respect to the senior liabilities.

BP I and its subsidiaries are also prohibited from (except with consent from the senior agent) guaranteeing any loan made by RGHL or BP II to BP I or any of its subsidiaries.

Limitation on Enforcement

Under the 2007 UK Intercreditor Agreement, the junior creditors in respect of the 2007 Notes may not take any enforcement action against a guarantor (other than RGHL) unless and until:

•	an event of default on the applicable 2007 Notes has occurred, such event of default is continuing and the standstill period (as defined below) has expired;

•
the senior creditors have (i) accelerated the amounts owed by a borrower or issuers in respect of the senior liabilities or (ii) demanded payment under any guarantee granted by BP I or any of its subsidiaries or (iii) taken any action to enforce any security interest or lien granted by BP I or any of its subsidiaries with a view to realization of such security interest or lien (which shall not include any action to perfect such security interest or lien);

•
a court or other relevant body has made an order for the liquidation, moratorium of payments, bankruptcy, insolvent reorganization, insolvency, examination, administration, receivership (or other similar event) of a guarantor of the applicable 2007 Notes (or all or substantially all of its property) or the shareholders or board of directors of a guarantor of such 2007 Notes have passed a resolution (other than at the request or direction of a trustee or holders of such 2007 Notes) for the liquidation, dissolution or winding-up of such guarantor that results in the appointment of a liquidator, administrator, examiner, receiver, trustee in bankruptcy or other similar official in relation to such guarantor;

•	there is a failure to repay the 2007 Senior Notes or 2007 Senior Subordinated Notes, as applicable, on the relevant maturity date; or

•	the senior agent (acting on the instructions of the requisite number of relevant senior creditors) consents, prior to the taking of the relevant enforcement action.

Enforcement action may be taken under the 2007 Proceeds Loans by a junior creditor, and the liabilities thereunder shall be payable, to the extent that enforcement action is permitted to be taken against BP I and the liabilities under its guarantee are payable to a junior creditor.

Under the 2007 UK Intercreditor Agreement:

The “standstill period” is defined to mean, with respect to each guarantee of the 2007 Notes, the period commencing on the occurrence of an event of default in respect of the 2007 Notes and ending on the first to occur of:

•	the date falling 179 days after the date on which the 2007 Notes trustee gives notice to the senior agent in respect of that event of default; and

•	the expiration of any other standstill period outstanding at the date the standstill period commenced.

“Enforcement action” is defined to mean, with respect to any indebtedness of BP I and its subsidiaries, any action (whether taken by the relevant creditor or creditors or an agent or trustee on its or their behalf) to (a) demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of all or any part of such indebtedness or the premature termination or close out of certain hedging obligations; or (b) recover all or any part of such indebtedness; or (c) exercise or enforce any rights under or pursuant to any guarantee, indemnity or other similar assurance against loss given by BP I or its subsidiaries in respect of such indebtedness; or (d) exercise or enforce any rights under any security interest over assets of BP I or its subsidiaries whatsoever which secures such indebtedness; or (e) commence legal proceedings against any of BP I or its subsidiaries to recover any moneys; or (f) commence, or take any other steps which could reasonably be expected to lead to the commencement of, any insolvency proceedings in relation to BP I or its subsidiaries, provided that, the following shall not constitute enforcement action:

•
the taking of any action (not falling within any of (a) to (f) inclusive above) necessary to preserve the validity and existence of claims, including the registration of such claims before any court or governmental authority;

•
to the extent entitled by law, the taking of action against any creditor (or any agent, trustee or receiver acting on behalf of such creditor) to challenge the basis on which any sale or disposal is to take place pursuant to powers granted to such persons under any security documentation;

•
bringing legal proceedings against any person (1) in connection with any securities violation or common law fraud or (2) to restrain any actual or putative breach of the finance documents (as defined in the 2007 UK Intercreditor Agreement) or for specific performance with no claim for damages; or

•
allegations of material misstatements or omissions made in connection with the offering materials relating to the 2007 Notes or in reports furnished to creditors under the 2007 Notes or any exchange on which the 2007 Notes are listed pursuant to information and reporting requirements under the indentures governing the 2007 Notes.

“Insolvency proceedings” is defined to mean any proceedings or steps for (a) the insolvency, liquidation, dissolution, winding-up, administration, examination, receivership, moratorium of payments, compulsory merger or judicial reorganization of any company or judicial liquidation or any court order for any of the foregoing; or (b) the appointment of a trustee in bankruptcy, or insolvency conciliator, ad hoc official, an administrator, an examiner, a receiver, a liquidator or other similar officer of any company; or (c) any other similar process or appointment.

Limitations on Paying the Guarantees of the 2007 Notes and the 2007 Proceeds Loans

Subject to any payments under the guarantees of the 2007 Notes that are permitted in the circumstances described above, the guarantors of the 2007 Notes may not make any payment in respect of the 2007 Notes pursuant to the guarantees (other than in respect of certain amounts owing to the trustees of the 2007 Notes) unless:

•
on the date falling two days prior to the date of payment there is no outstanding payment default under the terms of any of the indentures governing the Reynolds Senior Secured Notes or the Senior Secured Credit Facilities and no outstanding payment blockage notice (as defined below); and

•
such payment is applied in making certain permitted payments in respect of the 2007 Notes, including in respect of interest, default interest, additional amounts under tax gross-up and currency indemnity provisions, certain amounts payable to the trustees and the principal amount of the 2007 Notes on the maturity date.

Similar restrictions apply to the making of payments to BP II under the 2007 Proceeds Loans or by BP I or its subsidiaries with respect to a loan from either BP II or RGHL.

If an event of default (other than a payment event of default) or similar event occurs under the senior liabilities, the senior agent may, within 45 days of the occurrence of any such event of default, serve a written notice (a “payment blockage notice”) on the trustees for the 2007 Notes and BP I. A payment blockage notice shall be outstanding from the date of service of the same to the earlier to occur of:

•	the date on which the event of default in respect of which such payment blockage notice is served is cured or waived;

•	the date on which the senior agent notifies the trustees for the 2007 Notes and BP I that the payment blockage notice is cancelled;

•	the date that the obligations under the relevant senior liabilities are discharged in full;

•	the date that is 179 days after the service of such payment blockage notice;

•	the expiration of any standstill period in existence at the date of service of the payment blockage notice; and

•	the date on which a trustee on behalf of the holders of the 2007 Notes takes any enforcement action permitted pursuant to the 2007 UK Intercreditor Agreement.

Only one payment blockage notice may be served in any consecutive 360-day period, only one payment blockage notice may be served in respect of any one event of default and no payment blockage notice may be issued in respect of an event of default which is outstanding as of the time at which an earlier payment blockage notice was issued.

Subordination on Insolvency

After the occurrence of one or more of certain insolvency related events in relation to any of RGHL, BP I and its subsidiaries, including RGHL, BP I and its subsidiaries becoming subject to insolvency proceedings, the junior liabilities and certain other intercompany liabilities of such person will be subordinated to the senior liabilities owed by such person, and any payment or distribution of any kind or character and all and any rights in respect thereof, whether in cash, securities (other than any debt securities that are subordinated to the senior liabilities to at least the same extent as the junior liabilities) or other property which is payable or deliverable upon, or with respect to, the junior liabilities owed by such person or any part thereof by a liquidator, administrator or receiver (or the equivalent thereof) of such person or its estate (“rights”) made to, or paid to, or received by the junior creditors, RGHL or BP II, or to which the junior creditors, RGHL or BP II are entitled shall (subject to certain amounts to be paid to the trustees for the 2007 Notes) be held in trust by the junior creditors, RGHL and BP II for the senior creditors and shall forthwith be paid or, as the case may be, transferred or assigned (net of the expenses of so doing) to the collateral agent to be applied against first, the senior liabilities (after taking into account any concurrent payment or distribution being made to the senior creditors) and, in the case of rights in respect of certain subordinated loans from RGHL to BP I and the 2007 Proceeds Loans, secondly, the junior liabilities.

The junior creditors are required to do all things that the senior agent reasonably deems necessary or advisable for the enforcement of the 2007 UK Intercreditor Agreement.

Turnover

If any junior creditor receives any payment in relation to any of the junior liabilities which is not permitted by the 2007 UK Intercreditor Agreement, the junior creditor must hold that amount on trust for the collateral agent and promptly pay that amount to the collateral agent (or, in certain circumstances, pay an amount equal to that receipt or recovery to the collateral agent); provided that each trustee for the 2007 Notes shall only be required to turn over any amount if (i) it has actual knowledge that such receipt or recovery is received in breach of the 2007 UK Intercreditor Agreement and (ii) it has not distributed to holders of the applicable 2007 Notes, in accordance with the relevant indenture, any amounts so received or recovered.

Release of Guarantees

In the event that:

•
there is a sale or other disposal (whether on a voluntary basis (provided the finance documents relating to the senior liabilities and the junior liabilities have been complied with) or pursuant to enforcement action commenced by the senior creditors) of all of the issued share capital of a guarantor of the 2007 Notes (other than BP I) or any direct or indirect holding company of any such guarantor (other than BP I);

•	the collateral agent, the security agent in respect of the junior liabilities or BP I has notified the senior agent and the trustees for the 2007 Notes of such proposed sale or other disposal;

•	such guarantor and each of its direct and indirect subsidiaries is simultaneously and unconditionally released from its obligations in relation to the senior liabilities;

•
if and only if the sale or other disposal is pursuant to enforcement action commenced by the senior creditors, either the sale or other disposal is made pursuant to a public auction or an internationally recognized investment bank selected by the security trustee has delivered to the senior agent and the trustees for the 2007 Notes an opinion that the price of the sale or other disposal of the relevant share capital is fair from a financial point of view after taking into account all relevant circumstances; and

•	if and only if the sale or other disposal is pursuant to enforcement action commenced by the senior creditors, all or substantially all of the consideration for such sale or other disposal is cash,

the guarantee executed by such guarantor shall be automatically released and such guarantor shall be simultaneously released from all its other obligations and liabilities under its guarantee and the other provisions of the applicable documents relating to junior liabilities.

Subordination of Intercompany Liabilities

Pursuant to the 2007 UK Intercreditor Agreement, RGHL and BP II have subordinated certain intercompany liabilities of BP I and its subsidiaries owed to RGHL or BP II to the senior liabilities.

Purchase Right

Pursuant to the 2007 UK Intercreditor Agreement, the holders of the 2007 Notes have a right to purchase or procure the purchase of all (but not part only) of the rights and obligations of the senior creditors in respect of the senior liabilities. This purchase right can only be exercised after senior liabilities have become immediately due and payable, notice of acceleration has been given and the senior creditors have instigated any formal steps to enforce their guarantees or security. The purchase of the senior liabilities must be of the full amount of the senior liabilities as of the date that amount is to be paid.

Pactiv Notes and Debentures

As of December 31, 2012, Pactiv had outstanding:

•	$300 million in principal amount of 8.125% Debentures due 2017 (the “Pactiv 2017 Debentures”);

•	$16 million in principal amount of 6.400% Notes due 2018 (the "Pactiv 2018 Notes");

•	$276 million in principal amount of 7.950% Debentures due 2025; and

•	$200 million in principal amount of 8.375% of Senior Notes due 2027 (the “Pactiv 2027 Notes”).

The indentures governing the Pactiv Notes contain a negative pledge clause limiting Pactiv's ability, and the ability of certain subsidiaries of Pactiv, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on principal manufacturing properties which include certain principal manufacturing plants or testing or research and development facilities or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing plant or testing or research and development facility and (ii) sell and then take an immediate lease back of such principal manufacturing plant or testing or research and development facility.

The Pactiv Notes are subject to acceleration, at the option of the holders thereof, if an event of default occurs and is continuing under the applicable indentures. In addition, there are no scheduled principal payments required on any of the Pactiv Notes until their final maturities.

The Pactiv 2017 Debentures, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at Pactiv's option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of redemption.

Notes Repaid During 2012

Pactiv 2012 Notes

On November 16, 2010, in connection with the Pactiv Acquisition, the RGHL Group assumed $250 million aggregate principal amount of the Pactiv 2012 Notes issued pursuant to an indenture dated September 29, 1999 and a supplemental indenture dated June 25, 2007.

On December 7, 2010, the RGHL Group repurchased $1 million aggregate principal amount of the Pactiv 2012 Notes pursuant to a change of control offer for such notes.

On March 16, 2012, the RGHL Group redeemed the remaining aggregate principal amount of the Pactiv 2012 Notes.

Graham Packaging Notes

On September 8, 2011, in connection with the Graham Packaging Acquisition, the RGHL Group assumed the Graham Packaging Notes comprised of the following: $355 million aggregate principal amount of the Graham Packaging 2014 Notes issued pursuant to an indenture dated October 7, 2004; $253 million aggregate principal amount of the Graham Packaging 2017 Notes issued pursuant to an indenture dated November 24, 2009; and $250 million aggregate principal amount of the Graham Packaging 2018 Notes issued pursuant to an indenture dated September 23, 2010.

On October 20, 2011, the RGHL Group repurchased $239 million aggregate principal amount of the Graham Packaging 2017 Notes and $231 million aggregate principal amount of the Graham Packaging 2018 Notes pursuant to a change of control offer for such notes.

On March 16, 2012, the RGHL Group redeemed the Graham Packaging 2014 Notes, the remaining $14 million aggregate principal amount of the Graham Packaging 2017 Notes and the remaining $19 million aggregate principal amount of the Graham Packaging 2018 Notes.

2009 Senior Secured Notes

On November 5, 2009, in connection with the RGHL Acquisition, the RGHL Group issued the 2009 Senior Secured Notes comprised of $1,125 million aggregate principal amount of 2009 Senior Secured Notes and €450 million aggregate principal amount of 2009 Senior Secured Notes pursuant to a senior secured notes indenture dated as of that date.

On September 28, 2012, the RGHL Group repurchased $777 million aggregate principal amount of the dollar-denominated 2009 Senior Secured Notes pursuant to a tender offer for such notes. On October 29, 2012, the RGHL Group redeemed the remaining $348 million aggregate principal amount of the dollar-denominated 2009 Senior Secured Notes.

On December 13, 2012, the RGHL Group redeemed €450 million aggregate principal amount of the euro-denominated 2009 Senior Secured Notes.

Securitization Facility

On November 7, 2012, certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2012, $500 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the Administrative Agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. The Securitization Facility is secured by all of the assets (consisting primarily of the eligible trade receivables and cash) of Beverage Packaging Factoring (Luxembourg) S.à r.l., an indirect subsidiary of RGHL. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the RGHL Group. Amounts drawn under the Securitization Facility will be presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Other

SIG purchases most of its cartonboard requirements from Stora Enso Oyj. SIG has purchased cartonboard from Stora Enso Oyj for several years, generally pursuant to written contracts, but from time to time without a written contract in place. SIG's current contract with Stora Enso Oyj expires on December 31, 2013. In the event that SIG was unable to purchase cartonboard from Stora Enso Oyj for a significant period of time, SIG would attempt to secure such cartonboard from other suppliers, which could lead to interruptions to supply or to higher input costs, which may adversely affect our business and results of operations.

Exchange Controls

There are no regulatory limitations on New Zealand companies or other organizations borrowing money in New Zealand or overseas. There are no restrictions on the holding of notes (other than requirements to obtain overseas investment approval in certain circumstances for notes which convert or may be converted to equity capital) of New Zealand companies.

The Reserve Bank of New Zealand (the “Bank”) is authorized under the Reserve Bank of New Zealand Act 1989 to deal in foreign exchange. The relevant Minister of the New Zealand Government may, for the purpose of influencing the exchange rate or exchange rate trends, direct the Bank to deal in foreign exchange within guidelines prescribed by the Minister. The Minister may also fix exchange rates for foreign exchange dealing by the Bank.

The Governor of the Bank has the authority to temporarily suspend the dealing by registered banks in any foreign exchange or certain kinds of foreign exchange to avoid disorder in the foreign exchange market.

Most foreign exchange dealing is undertaken through registered banks, although there is no legal impediment preventing any person or corporation dealing in foreign exchange other than any temporary restriction imposed by the Governor of the Bank.

Documents on Display

Statements contained in this annual report as to the contents of any contract or other document summarize their material terms, but are not necessarily complete. A complete copy of such contracts or documents may be inspected by the noteholders at our corporate offices at Level Nine, 148 Quay Street, Auckland 1010, New Zealand, upon request.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

See "Item 5. Operating and Financial Review and Prospects — Qualitative and Quantitative Disclosures about Market Risk."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our principal executive officer and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, and we and such officers have concluded that such controls and procedures were adequate and effective as of December 31, 2012.

This annual report does not include a report on management's assessment regarding internal control over financial reporting or an attestation report of RGHL's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 16. [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Mr. Bryce Murray, a member of the Company's Audit Committee, has been designated by the Board as the Company's “Audit Committee Financial Expert” (as defined by the SEC). Mr. Murray is not independent of management as defined by the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS.

In March 2012, the Company adopted a Code of Ethical Conduct for Financial Managers applicable to the Company's Chief Executive Officer, Chief Financial Officer, Controller, Treasurer, Tax Director, Assistant Controllers, Assistant Treasurers and the Chief Executive Officers, the Chief Financial Officers and Controllers of the Company's principal business units. This Code covers a range of financial and non-financial business practices and procedures, requiring Financial Managers to act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, to fully and fairly disclose appropriate information in a timely and understandable manner, and to comply with applicable governmental laws, rules and regulations and other appropriate private and public regulatory agencies. Any waiver of the Code of Ethical Conduct for Financial Managers may be made only by the Board of Directors or, if the Board of Directors shall determine, by the Audit Committee, and will be promptly disclosed as required by law. There were no waivers of the Code of Ethical Conduct for Financial Managers as of the date of this annual report. The Company will provide a copy of its Code of Ethical Conduct for Financial Managers to any person who requests a copy in writing. To request a copy, please contact Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to RGHL for professional services rendered by the company's principal accountant:

	For the year ended December 31,
(In $ million)	2012	2011
Audit fees(1)	12	12
Audit-related fees(2)	4	7
Tax fees(3)	1	1
Total	17	20

(1)	Audit fees include fees for the audit and review of the RGHL Group's annual and interim financial statements and the audit of annual financial statements for subsidiary entities.

(2)
Audit-related fees include fees for audit or review services of financial information other than annual financial statements and other services provided as part of registration statements and debt offering transactions, including the provision of comfort letters.

(3)	Tax fees include fees for advice on transfer pricing and other local compliance services.

RGHL's Audit Committee has adopted a policy requiring the Audit Committee to approve all audit, audit-related, tax and other services. One of our directors pre-approves all services, audit and non-audit, to be provided to RGHL by our independent auditors. Such director has pre-approved the provision, by our independent auditors, of specific audit, audit-related, tax and other non-audit services as being consistent with auditor independence. Requests or applications to provide services that require the specific pre-approval of our board of directors must be submitted to that director by the independent auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS.

The financial statements and other financial information of RGHL are contained in "Financial Statements" beginning on page F-1, the combined financial statements and other financial information of Bev Pack are contained in "Financial Statements" beginning on page G-1, and the financial statements and other financial information of BP I are contained in "Financial Statements" beginning on page H-1.

ITEM 19. EXHIBITS. [SECTION TO BE FINALIZED]

Exhibit Number	Description of Exhibit
1.1.*	Constitution of Reynolds Group Holdings Limited
1.2.*	Certificate of Incorporation of Reynolds Group Issuer Inc.
1.3.*	By-Laws of Reynolds Group Issuer Inc.
1.4.*	Certificate of Formation of Reynolds Group Issuer LLC
1.5.*	Limited Liability Company Agreement of Reynolds Group Issuer LLC
1.6.*	Articles of Association of Reynolds Group Issuer (Luxembourg) S.A.
1.7.*	Certificate of Incorporation of Bakers Choice Products, Inc.
1.8.*	Second Amended and Restated By-Laws of Bakers Choice Products, Inc.
1.9.*	Third Restated Certificate of Incorporation of Blue Ridge Holding Corp.
1.10.*	Amended and Restated By-Laws of Blue Ridge Holding Corp.
1.11.*	Certificate of Incorporation of Blue Ridge Paper Products Inc.
1.12.*	The Amended and Restated By-Laws of Blue Ridge Paper Products Inc.
1.13.*	Amended and Restated Certificate of Incorporation of Closure Systems International Americas, Inc.
1.14.*	By-Laws of Closure Systems International Americas, Inc.
1.15.*	Certificate of Incorporation of Closure Systems International Holdings Inc.
1.16.*	By-Laws of Closure Systems International Inc. (now known as Closure Systems International Holdings Inc.)
1.17.*	Certificate of Incorporation of Closure Systems International Inc.
1.18.*	Amended and Restated By-Laws of Closure Systems International Inc.
1.19.*	Certificate of Formation of Closure Systems Mexico Holdings LLC
1.20.*	Amended and Restated Limited Liability Company Agreement of Closure Systems Mexico Holdings LLC
1.21.*	Certificate of Formation of CSI Mexico LLC
1.22.*	Amended and Restated Limited Liability Company Agreement of CSI Mexico LLC
1.23.*	Certificate of Incorporation of CSI Sales & Technical Services Inc.
1.24.*	By-Laws of CSI Sales & Technical Services Inc.
1.25.*	Certificate of Incorporation of Evergreen Packaging Inc.
1.26.*	Amended and Restated By-Laws of Evergreen Packaging Inc.
1.27.*	Certificate of Incorporation of Evergreen Packaging International (US) Inc.
1.28.*	Amended and Restated By-Laws of Evergreen Packaging International (US) Inc.
1.29.*	Certificate of Incorporation of Evergreen Packaging USA Inc.
1.30.*	Amended and Restated By-Laws of Evergreen Packaging USA Inc.
1.31.**	Certificate of Formation of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.32.**	Limited Liability Company Agreement of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.33.**	Certificate of Incorporation of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products Inc.)
1.34.*	Seconded Amended and Restated By-Laws of Reynolds Consumer Products Inc. (now known as Reynolds Presto Products Inc.)
1.35.	[Reserved]
1.36.	[Reserved]
1.37.**	Certificate of Incorporation of Reynolds Consumer Products Inc. (formerly known as Reynolds Foil Inc.)
1.38.*	By-Laws of Reynolds Aluminum Inc. (now known as Reynolds Consumer Products Inc., formerly known as Reynolds Foil Inc.)
1.39.	[Reserved]
1.40.	[Reserved]
1.41.*	Certificate of Incorporation of Reynolds Group Holdings Inc.
1.42.*	By-Laws of Reynolds Group Holdings Inc.
1.43.	[Reserved]
1.44.	[Reserved]
1.45.	[Reserved]
1.46.	[Reserved]
1.47.	[Reserved]
1.48.	[Reserved]

1.49.*	Certificate of Incorporation of Closure Systems International Packaging Machinery Inc.
1.50.*	By-Laws of Alcoa Packaging Machinery, Inc. (now known as Closure Systems International Packaging Machinery Inc.)
1.51.*	Certificate of Incorporation of Reynolds Services Inc.
1.52.*	By-Laws of Reynolds Services Inc.
1.53.*	Amended and Restated Certificate of Incorporation of SIG Combibloc Inc.
1.54.*	Amended and Restated By-Laws of SIG Combibloc Inc.
1.55.**	Certificate of Formation of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
1.56.**	Limited Liability Company Agreement of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
1.57.*	Articles of Incorporation of Southern Plastics Inc.
1.58.*	By-Laws of Southern Plastics Inc.
1.59.	[Reserved]
1.60.	[Reserved]
1.61.*	Limited Liability Company Articles of Organization of BRPP, LLC
1.62.*	Operating Agreement of BRRP, LLC
1.63.*	Constitution of Whakatane Mill Australia Pty Limited
1.64.*	Articles of Association of SIG Austria Holding GmbH
1.65.*	Articles of Association of SIG Combibloc GmbH (Austria)
1.66.*	Articles of Association of SIG Combibloc GmbH & Co KG
1.67.********	Fifteenth Amendment and Restatement of the Articles of Association of Closure Systems International (Brazil) Sistemas de Vedação Ltda.
1.68.**	Twenty-Third Amendment and Consolidation of the Articles of Incorporation of SIG Beverages Brasil Ltda.
1.69.*	Forty-Second Amendment and Consolidation of the Articles of Incorporation of SIG Combibloc do Brasil Ltda.
1.70.*	Memorandum of Association and Articles of Association of CSI Latin American Holdings Corporation (formerly known as Alcoa Latin American Holdings Corporation)
1.71.	[Reserved]
1.72.	[Reserved]
1.73.*	Articles of Amalgamation of Evergreen Packaging Canada Limited
1.74.*	By-Law No. 1A of Evergreen Packaging Canada Limited
1.75.	[Reserved]
1.76.*	Articles of Association of Evergreen Packaging (Luxembourg) S.à r.l
1.77.*	Articles of Incorporation of CSI Closure Systems Manufacturing de Centro America, S.R.L.
1.78.*	Articles of Association of Closure Systems International Deutschland GmbH
1.79.*	Articles of Association of Closure Systems International Holdings (Germany) GmbH
1.80.*	Articles of Association of SIG Beverages Germany GmbH
1.81.*	Articles of Association of SIG Combibloc GmbH (Germany)
1.82.*	Articles of Association of SIG Combibloc Holding GmbH
1.83.*	Articles of Association of SIG Combibloc Systems GmbH
1.84.*	Articles of Association of SIG Combibloc Zerspanungstechnik GmbH
1.85.*	Articles of Association of SIG Euro Holding AG & Co. KgaA
1.86.*	Articles of Association of SIG Information Technology GmbH
1.87.*	Articles of Association of SIG International Services GmbH
1.88.*	Articles of Association of SIG Beteiligungs GmbH
1.89.*	Memorandum and Articles of Incorporation of SIG Asset Holdings Limited
1.90.*	Memorandum and Articles of Association of Closure Systems International (Hong Kong) Limited
1.91.	[Reserved]
1.92.*	Memorandum and Articles of Association of SIG Combibloc Limited (Hong Kong)
1.93.	[Reserved]
1.94.**	Deed of Foundation of CSI Hungary Manufacturing and Trading Limited Liability Company
1.95.*	Articles of Incorporations of Closure Systems International Holdings (Japan) KK
1.96.*	Articles of Incorporations of Closure Systems International Japan, Limited
1.97.*	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) I S.A.
1.98.*	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) III S.à r.l
1.99.*	By-Laws of Bienes Industriales del Norte S.A. de C.V.
1.100.*	By-Laws of CSI en Ensenada, S. de R.L. de C.V.

1.101.*	By-Laws of CSI en Saltillo, S. de R.L. de C.V.
1.102.*	By-Laws of CSI Tecniservicio, S. de R.L. de C.V.
1.103.*	By-Laws of Evergreen Packaging Mexico, S. de R.L. de C.V.
1.104.*	By-Laws of Grupo CSI de Mexico, S. de R.L. de C.V.
1.105.	[Reserved]
1.106.*	By-Laws of Reynolds Metals Company de Mexico, S. de R.L. de C.V.
1.107.*	By-Laws of Técnicos de Tapas Innovativas, S.A de C.V.
1.108.*	Articles of Association of Closure Systems International B.V.
1.109.*	Articles of Association of Evergreen Packaging International B.V.
1.110.*	Articles of Association of Reynolds Consumer Products International B.V.
1.111.*	Articles of Association of Reynolds Packaging International B.V.
1.112.*	Constitution of Kalimdor Investments Limited (now known as Whakatane Mill Limited)
1.113.*	Articles of Incorporation of SIG allCap AG
1.114.*	Articles of Incorporation of SIG Combibloc (Schweiz) AG
1.115.*	Articles of Incorporation of SIG Combibloc Group AG
1.116.*	Organizational Bylaws of SIG Combibloc Group AG
1.117.*	Articles of Incorporation of SIG Combibloc Procurement AG
1.118.*	Organizational Bylaws of SIG Combibloc Procurement AG
1.119.*	Articles of Incorporation of SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)
1.120.	[Reserved]
1.121.*	Articles of Incorporation of SIG Technology AG
1.122.*	Memorandum of Association of SIG Combibloc Ltd. (Thailand)
1.123.*	Articles of Association of SIG Combibloc Ltd. (Thailand)
1.124.*	Memorandum of Association of Closure Systems International (UK) Limited
1.125.*	Articles of Association of Closure Systems International (UK) Limited
1.126.*	Memorandum of Association of Ivex Holdings, Ltd.
1.127.*	Articles of Association of Ivex Holdings, Ltd.
1.128.*	Memorandum of Association of Kama Europe Limited
1.129.*	Articles of Association of Kama Europe Limited
1.130.*	Memorandum of Association of Reynolds Consumer Products (UK) Limited
1.131.*	Articles of Association of Reynolds Consumer Products (UK) Limited
1.132.*	Memorandum of Association of Reynolds SubCo (UK) Limited
1.133.*	Articles of Association Baco Consumer Products Limited (now known as Reynolds SubCo (UK) Limited)
1.134.*	Memorandum of Association of SIG Combibloc Limited (UK)
1.135.*	Articles of Association of SIG Combibloc Limited (UK)
1.136.	[Reserved]
1.137.	[Reserved]
1.138.	[Reserved]
1.139.	[Reserved]
1.140.	[Reserved]
1.141.	[Reserved]
1.142.	[Reserved]
1.143.	[Reserved]
1.144.**	Certificate of Formation of Pactiv LLC (formerly known as Pactiv Corporation)
1.145.**	Limited Liability Company Agreement of Pactiv LLC (formerly known as Pactiv Corporation)
1.146.	[Reserved]
1.147.	[Reserved]
1.148.*	Certificate of Incorporation of Pactiv Germany Holdings, Inc.
1.149.*	Amended and Restated By-Laws of Pactiv Germany Holdings, Inc.
1.150.*	Certificate of Incorporation of Pactiv International Holdings Inc.
1.151.*	Amended and Restated By-Laws of Pactiv International Holdings Inc.
1.152.*	Certificate of Formation of Pactiv Management Company LLC
1.153.*	Limited Liability Company Agreement of Pactiv Management Company LLC
1.154.	[Reserved]

1.155.	[Reserved]
1.156.	[Reserved]
1.157.	[Reserved]
1.158.*	Certificate of Incorporation of PCA West Inc.
1.159.*	Amended and Restated By-Laws of PCA West Inc.
1.160.	[Reserved]
1.161.	[Reserved]
1.162.	[Reserved]
1.163.	[Reserved]
1.164.*	Amended and Restated Certificate of Incorporation of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.165.*	Amended and Restated By-Laws of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.166.	[Reserved]
1.167.	[Reserved]
1.168.*	Memorandum of Association of J. &W. Baldwin (Holdings) Limited
1.169.*	Articles of Association of J. & W. Baldwin (Holdings) Limited
1.170.*	Memorandum of Association of The Baldwin Group Limited
1.171.*	Articles of Association of The Baldwin Group Limited
1.172.*	Memorandum of Association of Omni-Pac U.K. Limited
1.173.*	Articles of Association of Omni-Pac U.K. Limited
1.174.*	Articles of Association of Omni-Pac Ekco GmbH Verpackungsmittel
1.175.*	Articles of Association of Omni-Pac GmbH Verpackungsmittel
1.176.*	Articles of Association of Pactiv Deutschland Holdinggesellschaft Mbh
1.177.*	Certificate of Incorporation of Reynolds Manufacturing, Inc.
1.178.**	By-laws of Pactiv Foodservice Mexico, S. de R.L. de C.V. (formerly known as Central de Bolsas, S. de R.L. de C.V.)
1.179.*	By-laws of Grupo Corporativo Jaguar, S.A. de C.V.
1.180.*	By-laws of Pactiv Mexico, S. de R.L. de C.V.
1.181.*	By-laws of Servicios Industriales Jaguar, S.A. de C.V.
1.182.*	By-laws of Servicio Terrestre Jaguar, S.A. de C.V.
1.183.**	Articles of Amalgamation of Pactiv Canada Inc.
1.184.*	By-Law No. 1 of Pactiv Canada Inc.
1.185.*	Certificate of Formation of BCP/Graham Holdings L.L.C.
1.186.*	Limited Liability Company Agreement of BCP/Graham Holdings L.L.C.
1.187.*	Certificate of Formation of GPC Holdings LLC
1.188.*	Limited Liability Company Agreement of GPC Holdings LLC
1.189.*	Certificate of Incorporation of Graham Packaging Company Inc.
1.190.*	By-laws of Graham Packaging Company Inc.
1.191.*	By-laws of Reynolds Manufacturing, Inc.
1.192.*	Certificate of Incorporation of RenPac Holdings Inc.
1.193.*	By-laws of RenPac Holdings Inc.
1.194.	Certificate of Formation of GPACSUB LLC (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
1.195.***	Amended and Restated Limited Liability Company Agreement of GPACSUB LLC
1.196.
Certificate of Incorporation of GPC Capital Corp. I (incorporated by reference to Exhibit 3.3 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)

1.197.	By-Laws of GPC Capital Corp. I (incorporated by reference to Exhibit 3.4 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)
1.198.
Certificate of Incorporation of GPC Capital Corp. II (incorporated by reference to Exhibit 3.7 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)

1.199.	By-Laws of GPC Capital Corp. II (incorporated by reference to Exhibit 3.8 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)
1.200.	Certificate of Formation of GPC Opco GP, LLC (incorporated by reference to Exhibit 3.9 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-01) filed May 26, 1998)
1.201.
Limited Liability Company Agreement of GPC Opco GP, LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Company, L.P.'s Registration Statement on Form S-4 (No. 333-125173-01) filed
May 24, 2005)

1.202.	Certificate of Formation of GPC Sub GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.203.
Limited Liability Company Agreement of GPC Sub GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed
May 24, 2005)

1.204.
Certificate of Incorporation of Graham Packaging Acquisition Corp. (incorporated by reference to Exhibit 3.23 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.205.
By-Laws of Graham Packaging Acquisition Corp. (incorporated by reference to Exhibit 3.24 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.206.***	Amended and Restated Certificate of Limited Partnership of Graham Packaging Company, L.P.
1.207.
Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P. (incorporated by reference to Exhibit 3.2 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)

1.208.***	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P.
1.209.***	Limited Liability Company Agreement of Graham Packaging GP Acquisition LLC
1.210.***	Certificate of Formation of Graham Packaging GP Acquisition LLC
1.211.***	Amended and Restated Certificate of Limited Partnership of Graham Packaging LC, L.P.
1.212.***	Fifth Amended and Restated Agreement of Limited Partnership of Graham Packaging LC, L.P.
1.213.
Certificate of Formation of Graham Packaging LP Acquisition LLC (incorporated by reference to Exhibit 3.72 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.214.
Limited Liability Company Agreement of Graham Packaging LP Acquisition LLC (incorporated by reference to Exhibit 3.73 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A
(No. 333-167976-18) filed October 5, 2010)

1.215.
Amended and Restated Certificate of Incorporation of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.26 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)

1.216.
Amended and Restated By-Laws of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.28 to Graham Packaging Holdings Company's Registration Statement on Form S-4
(No. 333-125173-02) filed May 24, 2005)

1.217.
Certificate of Incorporation of Graham Packaging Plastic Products Inc. (incorporated by reference to
Exhibit 3.25 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.218.
Amendment to the Restated Certificate of Incorporation of Graham Packaging Plastic Products Inc. (incorporated by reference to Exhibit 3.24 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)

1.219.
By-Laws of Graham Packaging Plastic Products Inc. (incorporated by reference to Exhibit 3.26 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.220.
Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.59 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A
(No. 333-167976-18) filed October 5, 2010)

1.221.
Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.60 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.222.
Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.61 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.223.
By-Laws of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.62 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed
October 5, 2010)

1.224.
Certificate of Incorporation of Graham Packaging Regioplast STS Inc. (incorporated by reference to Exhibit 3.29 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.225.
By-Laws of Graham Packaging Regioplast STS Inc. (incorporated by reference to Exhibit 3.30 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.226.
Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.227.
Form of First Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.55 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.228.
Second Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.56 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A
(No. 333-167976-18) filed October 5, 2010)

1.229.
Third Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.57 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A
(No. 333-167976-18) filed October 5, 2010)

1.230.
Fourth Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.58 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A
(No. 333-167976-18) filed October 5, 2010)

1.231.
Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.63 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed
October 5, 2010)

1.232.
Certificate of Amendment of Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.64 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.233.
Articles of Conversion of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.65 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed
October 5, 2010)

1.234.
Certificate of Amendment to the Certificate of Formation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.66 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.235.***	Amended and Restated Single Member Operating Agreement of Graham Packaging PX, LLC
1.236.
Articles of Organization of Graham Packaging Minster LLC (incorporated by reference to Exhibit 3.40 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed
July 2, 2010)

1.237.********	Amended and Restated Operating Agreement of Graham Packaging Minster LLC
1.238.
Amended and Restated Certificate of Limited Partnership of Graham Packaging Holdings Company (incorporated by reference to Exhibit 3.5 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed July 13, 1998)

1.239.***	Seventh Amended and Restated Agreement of Limited Partnership of Graham Packaging Holdings Company
1.240.
Amended and Restated Certificate of Limited Partnership of Graham Recycling Company, L.P. (incorporated by reference to Exhibit 3.17 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.241.
Amended and Restated Agreement of Limited Partnership of Graham Recycling Company, L.P. (incorporated by reference to Exhibit 3.18 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.242.
Amended and Restated Articles of Organization of Graham Packaging West Jordan, LLC (incorporated by reference to Exhibit 3.21 to Graham Packaging Holdings Company's Registration Statement on Form S-4
(No. 333-125173-02) filed May 24, 2005)

1.243.
Operating Agreement of Graham Packaging West Jordan, LLC (incorporated by reference to Exhibit 3.22 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed
May 24, 2005)

1.244.***	Deed of Incorporation of Beverage Packaging Holdings (Luxembourg) IV S.àr.l
1.245.********	Articles of Incorporation of International Tray Pads & Packaging, Inc.
1.246.********	By-Laws of International Tray Pads & Packaging, Inc.
1.247.********	Articles of Association of Beverage Packaging Holdings (Luxembourg) V S.A.
2.1.	[Reserved]
2.2.*
8.50% Senior Notes due 2018 Indenture, dated as of May 4, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.2.1.*
First Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of June 17, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A, Whakatane Mill Australia Pty. Limited and The Bank of New York Mellon, as trustee

2.2.2.*
Second Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 27, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and transfer agent and The Bank of New York Mellon, as paying agent

2.2.3.*
Third Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of September 1, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.4.*
Fourth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 9, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.5.*
Fifth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.2.6.*
Sixth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.2.7.*
Seventh Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of
November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.2.8.*
Eighth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of March 2, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.9.*
Ninth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of April 19, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.10.*
Tenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of May 2, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.11.*
Eleventh Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 5, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.12.*
Twelfth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 9, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.13.*
Thirteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 19, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.14.*
Fourteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of
September 8, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.15.*
Fifteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of October 14, 2011 among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.16.***
Sixteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.17.****
Seventeenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.18.******
Eighteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.19.********
Nineteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of
November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.20.********
Twentieth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of
December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.3.*
7.125% Senior Secured Notes due 2019 Indenture, dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow Issuer I Inc. RGHL Escrow Issuer (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.3.1.*
First Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.2.*
Second Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.3.*
Third Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.4.*
Fourth Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.5.*
Fifth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of
January 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.3.6.*
Sixth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019, Indenture, dated as of
March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.3.7.*
Seventh Supplemental Indenture to the 7.125% Senior Secured Notes due 2019, Indenture, dated as of
April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.3.8.*
Eighth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of
May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.9.*
Ninth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of
August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.10.*
Tenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of
August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.11.*
Eleventh Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.12.*
Twelfth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.13.*
Thirteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.14.*
Fourteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.15.***
Fifteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.16.****
Sixteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of
May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.17.******
Seventeenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.18.********
Eighteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, International Tray Pads & Packaging, Inc., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.19.********
Nineteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.4.*
9.000% Senior Notes due 2019 Indenture, dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow Issuer I Inc. RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.4.1.*
First Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.2.*
Second Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.3.*
Third Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.4.*
Fourth Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.5.*
Fifth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of January 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.6.*
Sixth Supplemental Indenture to the 9.000% Senior Notes due 2019, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.7.*
Seventh Supplemental Indenture to the 9.000% Senior Notes due 2019, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.8.*
Eighth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.9.*
Ninth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.10.*
Tenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.11.*
Eleventh Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.12.*
Twelfth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of
September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.13.*
Thirteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of
September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.14.*
Fourteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of
October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.15.***
Fifteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.16.****
Sixteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.17.******
Seventeenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of
June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.18.********
Eighteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of
November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.19.********
Nineteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of
December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.5.*
6.875% Senior Secured Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.5.1.*
First Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.2.*
Second Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.3.*
Third Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.4.*
Fourth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.5.*
Fifth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of
May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.6.*
Sixth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of
June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.7.*
Seventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of
August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.8.*
Eighth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of
August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.9.*
Ninth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of
August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.10.*
Tenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.11.*
Eleventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.12.*
Twelfth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.13.***
Thirteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.14.****
Fourteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.15.******
Fifteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of
June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.16.********
Sixteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, International Tray Pads & Packaging, Inc., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.17.********
Seventeenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.*
8.250% Senior Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.1.*
First Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.2.*
Second Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.3.*
Third Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.4.*
Fourth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar*

2.6.5.*
Fifth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.6.*
Sixth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.7.*
Seventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.8.*
Eighth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.9.*
Ninth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.10.*
Tenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.11.*
Eleventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.12.*
7.875% Senior Secured Notes due 2019 Indenture, dated as of August 9, 2011 among RGHL US Escrow II Inc., RGHL US Escrow II LLC, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.6.13.*
First Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.14.*
Second Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.15.*
9.875% Senior Notes due 2019 Indenture, dated as of August 9, 2011 among RGHL US Escrow II Inc., RGHL US Escrow II LLC, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.16.*
First Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.17.*
Second Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.18.*
Twelfth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.19.*
Third Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.20.*
Third Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.21.***
Thirteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.22.***
Fourth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.23.***
Fourth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.24.***
9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of February 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.25.***
First Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of March 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.26.***
Second Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.27.****
Fourteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.28.****
Fifth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.29.****
Fifth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.30.****
Third Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.31.******
Fifteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.32.******
Sixth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.33.******
Sixth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.34.******
Fourth Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.35.********
Sixteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of
November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.36.********
Seventh Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, International Tray Pads & Packaging, Inc., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.37.********
Seventh Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of August 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.38.********
Eighth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.39.********
Fifth Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of August 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.40.********
Sixth Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.41.********
5.750% Senior Secured Notes due 2020 Indenture, dated as of September 28, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.6.42.********
First Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.43.********
Seventeenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of
December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.44.********
Eighth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.45.********
Ninth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.46.********
Seventh Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.47.********
Second Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent

2.7.	[Reserved]

2.8.	[Reserved]
2.9.	[Reserved]
2.10.	[Reserved]
2.11.	[Reserved]
2.12.	[Reserved]
2.12.1.	[Reserved]
2.12.2.	[Reserved]
2.12.3.	[Reserved]
2.12.4.	[Reserved]
2.12.5.	[Reserved]
2.12.6.	[Reserved]
2.12.7.	[Reserved]
2.12.8.	[Reserved]
2.12.9.	[Reserved]
2.12.10.	[Reserved]
2.12.11.	[Reserved]
2.12.12.	[Reserved]
2.12.13.	[Reserved]
2.12.14.	[Reserved]
2.12.15.********
Registration Rights Agreement to the 5.750% Senior Secured Notes due 2020, dated as of September 28, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., the Closing Date Guarantors and Credit Suisse Securities (USA) LLC

2.12.16.********	Joinder to the 5.750% Senior Secured Notes due 2020 Registration Rights Agreement, dated as of November 7, 2012, among certain additional note guarantors listed thereto
2.13.**
Collateral Agreement, dated as of November 5, 2009, among Reynolds Consumer Products Holdings Inc., Reynolds Group Holdings Inc., Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the grantors from time to time party thereto and The Bank Of New York Mellon, as collateral agent

2.13.1.	[Reserved]
2.13.2.**	Supplement No. 2 to the Collateral Agreement, dated as of February 2, 2010, between Closure Systems International Americas, Inc. and The Bank of New York Mellon, as collateral agent
2.13.3.**	Supplement No. 3 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and The Bank of New York Mellon, as collateral agent
2.13.4.**	Supplement No. 4 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging USA Inc. and The Bank of New York Mellon, as collateral agent
2.13.5.**	Supplement No. 5 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging International (US) Inc. and The Bank of New York Mellon, as collateral agent
2.13.6.**	Supplement No. 6 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Holding Corp. and The Bank of New York Mellon, as collateral agent
2.13.7.**	Supplement No. 7 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Paper Products Inc. and The Bank of New York Mellon, as collateral agent
2.13.8.**	Supplement No. 8 to the Collateral Agreement, dated as of May 4, 2010, between by BRPP LLC and The Bank of New York Mellon, as collateral agent
2.13.9.	[Reserved]
2.13.10.	[Reserved]
2.13.11.	[Reserved]
2.13.12.	[Reserved]
2.13.13.	[Reserved]
2.13.14.	[Reserved]
2.13.15.**	Supplement No. 16 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon, as collateral agent
2.13.16.	[Reserved]
2.13.17.	[Reserved]
2.13.18.	[Reserved]
2.13.19.**	Supplement No. 20 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Germany Holdings Inc. and The Bank of New York Mellon, as collateral agent
2.13.20.**	Supplement No. 21 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv International Holdings Inc. and The Bank of New York Mellon, as collateral agent
2.13.21.**	Supplement No. 22 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Management Company LLC and The Bank of New York Mellon, as collateral agent

2.13.22.**	Supplement No. 23 to the Collateral Agreement, dated as of November 16, 2010, between PCA West Inc. and The Bank of New York Mellon, as collateral agent
2.13.23.	[Reserved]
2.13.24.	[Reserved]
2.13.25.**	Supplement No. 26 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Packaging Inc. (formerly PWP Industries, Inc.) and The Bank of New York Mellon, as collateral agent
2.13.26.	[Reserved]
2.13.27.	[Reserved]
2.13.28.**	Supplement No. 29 to the Collateral Agreement, dated as of August 19, 2011, between Bucephalas Acquisition Corp. and The Bank of New York Mellon
2.13.29.**	Supplement No. 30 to the Collateral Agreement, dated as of September 8, 2011, between Graham Packaging Company Inc. and The Bank of New York Mellon
2.13.30.**	Supplement No. 31 to the Collateral Agreement, dated as of September 8, 2011, between GPC Holdings LLC and The Bank of New York Mellon
2.13.31.**	Supplement No. 32 to the Collateral Agreement, dated as of September 8, 2011, between BCP/Graham Holdings L.L.C. and The Bank of New York Mellon
2.13.32.**	Supplement No. 33 to the Collateral Agreement, dated as of October 14, 2011, between Reynolds Manufacturing, Inc. and The Bank of New York Mellon
2.13.33.**	Supplement No. 34 to the Collateral Agreement, dated as of October 14, 2011, between RenPac Holdings Inc. and The Bank of New York Mellon
2.13.34.***	Supplement No. 35 to the Collateral Agreement, dated as of March 20, 2012, between certain additional guarantors and The Bank of New York Mellon
2.13.35.********	Supplement No. 36 to the Collateral Agreement, dated as of November 7, 2012, between International Tray Pads & Packaging, Inc. and The Bank of New York Mellon
2.13.36.********	Supplement No. 37 to the Collateral Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon
2.14.**
First Lien Intercreditor Agreement, dated as of November 5, 2009, among The Bank of New York Mellon, as collateral agent, Credit Suisse, as representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the Indenture, each grantor and each additional representative from time to time party thereto

2.14.1.**	Amendment No. 1 and Joinder to the First Lien Intercreditor Agreement, dated January 21, 2010
2.14.2.**
Joinder to the First Lien Intercreditor Agreement, dated as of November 16, 2010, among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity

2.14.3.**
Joinder to the First Lien Intercreditor Agreement, dated as of February 1, 2011, among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, The Bank of New York Mellon, as Representative under the Indenture dated October 15, 2010, The Bank of New York Mellon and Wilmington Trust (London) Limited, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity

2.14.4.**
Joinder to the First Lien Intercreditor Agreement, dated as of September 8, 2011 among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, The Bank of New York Mellon, as Representative under the Indenture dated October 15, 2010, The Bank of New York Mellon, as Representative under the Indenture dated February 1, 2011, The Bank of New York Mellon and Wilmington Trust (London) Limited, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity

2.14.5.********
Joinder to the First Lien Intercreditor Agreement, dated as of September 28, 2012 among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, The Bank of New York Mellon, as Representative under the Indenture dated October 15, 2010, The Bank of New York Mellon, as Representative under the Indenture dated February 1, 2011, The Bank of New York Mellon, as Representative under the Indenture dated August 9, 2011, The Bank of New York Mellon and Wilmington Trust (London) Limited, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity

2.15.**
Amendment and Restatement Agreement, dated as of November 5, 2009, relating to an Intercreditor Agreement dated May 11, 2007, between, among others, Reynolds Group Holdings Limited (formerly Rank Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) I S.A. (formerly Rank Holdings I S.A.), Beverage Packaging Holdings (Luxembourg) II S.A. (formerly Rank Holdings II S.A.), Credit Suisse AG, Cayman Islands Branch (formerly Credit Suisse Cayman Islands Branch) as administrative agent, Credit Suisse AG (formerly Credit Suisse) as senior issuing bank, The Bank of New York Mellon as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG (formerly Credit Suisse) as security trustee

2.15.1.**	Form of Accession Deed to the Interecreditor Agreement
2.15.2.**	Schedule to Form of Accession Deed to the Interecreditor Agreement
2.15.3.**	Amendment Agreement of November 5, 2010 relating to an Intercreditor Agreement dated May 11, 2007
2.15.4.**
Accession Agreement dated November 16, 2010 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2019 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.5.**
Accession Agreement dated February 1, 2011 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2021 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.6.**
Accession Agreement dated September 8, 2011 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2019 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.7.***
Accession Deed to the Intercreditor Agreement, dated March 20, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.8.********
Accession Agreement dated September 28, 2012 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2020 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.9.********
Accession Deed to the Intercreditor Agreement, dated November 7, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of
New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.10.********
Accession Deed to the Intercreditor Agreement, dated December 14, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of
New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.16.	[Reserved]
2.17.	[Reserved]
2.18.*	Form of 8.50% Senior Note due 2018 (included in Exhibit 4.2 hereto)
2.19.*	Form of 7.125% Senior Secured Note due 2019 (included in Exhibit 4.3 hereto)
2.20.*	Form of 9.000% Senior Note due 2019 (included in Exhibit 4.4 hereto)
2.21.*	Form of 6.875% Senior Secured Note due 2021 (included in Exhibit 4.5 hereto)
2.21.1.*	Form of 8.250% Senior Note due 2021 (included in Exhibit 4.6 hereto)
2.22.*	Form of 7.875% Senior Secured Note due 2019 (included in Exhibit 4.6.12 hereto)
2.22.1.*	Form of 9.875% Senior Note due 2019 (originally issued on August 9, 2011) (included in Exhibit 4.6.15 hereto)
2.22.2.	[Reserved]
2.22.3.***	Form of 9.875% Senior Note due 2019 (originally issued on February 15, 2012) (included in Exhibit 4.6.24 hereto)
2.22.4.********	Form of 5.750% Senior Secured Note due 2020 (included in Exhibit 4.6.41 hereto)
2.23.**	Copyright Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.24.**	Patent Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.25.**	Trademark Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.26.**
Share Pledge Agreement Relating to the Shares in Closure Systems International Deutschland GmbH, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent

2.27.**	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
2.28.**	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
2.29.**	Security Transfer Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
2.30.**	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent
2.31.**	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent
2.32.**
Security Purpose Agreement relating to Land Charges, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent

2.33.**
Share Pledge Agreement Relating to the Shares in Closure Systems International Holdings (Germany) GmbH, dated as of November 5, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.34.**	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent
2.35.**	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent
2.36.**
Share Pledge Agreement Relating to the Shares in SIG Beverages Germany GmbH, SIG International Services GmbH, SIG Information Technology GmbH, SIG Combibloc GmbH and SIG Combibloc Holdings GmbH, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon as collateral agent

2.37.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent
2.38.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent
2.39.**	Share Pledge Agreement Relating to the Shares in SIG Combibloc Holding GmbH, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.40.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.41.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.42.**
Share Pledge Agreement Relating to the Shares in SIG Combibloc Systems GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and SIG Combibloc GmbH, dated as of November 5, 2009, between SIG Combibloc Holding GmbH, SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon as collateral agent

2.43.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
2.44.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
2.45.**	Security Transfer Agreement, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
2.46.**
Security Transfer Agreement And Assignment Agreement Regarding Intellectual Property Rights, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent

2.47.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
2.48.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
2.49.**	Security Transfer Agreement, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
2.50.**
Security Transfer Agreement And Assignment Agreement Regarding Intellectual Property Rights, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent

2.51.**
Share Pledge Agreement Relating to the Shares in SIG Combibloc Zerspanungstechnik GmbH, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent

2.52.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
2.53.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
2.54.**	Security Transfer Agreement, dated as of November 5, 2009, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
2.55.**	Pledge Agreement Relating to the Shares in SIG Euro Holding AG & Co. KGaA, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.56.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent
2.57.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent
2.58.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
2.59.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
2.60.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent
2.61.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent
2.62.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent
2.63.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent
2.64.**
Pledge Over Bank Accounts, dated as of November 5, 2009, between Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.65.	[Reserved]
2.66.**
Pledge Over Bank Accounts, dated as of November 5, 2009, between Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.67.	[Reserved]
2.68.**
Specific Security Deed in respect of Reynolds Group Holdings Limited's shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.69.**
Second Ranking Specific Security Deed in respect of Reynolds Group Holdings Limited's shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.70.**
Third Ranking Specific Security Deed in respect of Reynolds Group Holdings Limited's shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.71.**
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.72.**
Second Ranking Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.73.**
Third Ranking Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.74.**
Pledge Over Receivables from Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.75.**
Luxembourg Pledge Agreement Profit Participating Bonds issued by Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.76.**	Pledge Over Bank Accounts, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent
2.77.**
Pledge Over Receivables from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of
November 5, 2009, between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent

2.78.**
Second Ranking Pledge over Proceeds Loans from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent

2.79.**
Third Ranking Pledge over Proceeds Loans from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of
New York Mellon as collateral agent, dated as of November 5, 2009

2.80.**
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.81.**	Pledge over Bank Accounts, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
2.82.**
Pledge over Receivables from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of
November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent

2.83.**
Pledge Over Shares Agreement in Reynolds Group Issuer (Luxembourg) S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.84.**
Pledge Over Receivables (relating to Beverage Packaging Holdings (Luxembourg) III S.à r.l.), dated as of November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A. and The Bank of New York Mellon as collateral agent

2.85.**	Pledge over Bank Accounts, dated as of November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A. and The Bank of New York Mellon as collateral agent
2.86.**
Deed of Pledge of Registered Shares in Closure Systems International B.V., dated as of November 5, 2009, between Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.87.**
Disclosed Pledge of Bank Accounts, dated as of November 5, 2009, between Closure Systems International B.V., Reynolds Consumer Products (Luxembourg) S.à r.l (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.88.**
Deed of Pledge of Registered Shares in Reynolds Consumer Products International B.V., dated as of November 5, 2009, between Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.89.**	General Security Deed, dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
2.90.**	Pledge of Registered Shares in SIG allCap AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.91.**	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.92.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.93.**	Receivables Assignment, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.94.**	Pledge of Registered Shares in SIG Combibloc Group AG, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
2.95.**	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.96.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent

2.97.**	Receivables Assignment, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.98.**	Pledge of Registered Shares in SIG Combibloc (Schweiz) AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.99.**	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Combibloc (Schweiz) AG and The Bank of New York Mellon as collateral agent
2.100.**	Receivables Assignment, dated as of November 5, 2009, between SIG Combibloc (Schweiz) AG and The Bank of New York Mellon as collateral agent
2.101.**	Intellectual Property Rights Pledge, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.102.	[Reserved]
2.103.	[Reserved]
2.104.	[Reserved]
2.105.	[Reserved]
2.106.**	Pledge of Registered Shares in SIG Technology AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.107.**	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.108.**	Receivables Assignment, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.109.**	Intellectual Property Rights Pledge, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.110.**	Security Over Shares Agreement in CSI Latin American Holdings Corporation, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
2.111.**	Debenture, dated as of December 2, 2009, between CSI Latin American Holdings Corporation and The Bank of New York Mellon as collateral agent
2.112.**
Canadian Pledge Agreement in shares of Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.), dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.113.**
Canadian General Security Agreement, dated as of December 2, 2009, between Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent

2.114.**
Blanket Security Over Shares Agreement in Closure Systems International Holdings (Japan) KK, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.115.**
Pledge over Receivables Agreement (relating to Beverage Packaging Holdings (Luxembourg) I S.A.) (Luxembourg law), dated as of December 2, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.116.**
Security Assignment of Contractual Rights Under a Specific Contract, dated as of December 2, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent

2.117.**	Security Transfer and Assignment Agreement Regarding Intellectual Property Rights, dated as of December 2, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.118.**	Security Transfer and Assignment Agreement Regarding Intellectual Property Rights, dated as of December 2, 2009, between and SIG Technology AG The Bank of New York Mellon as collateral agent
2.119.**
Security Over Shares Agreement in Closure Systems International (UK) Limited, dated as of
December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.120.**	Debenture, dated as of December 2, 2009, between Closure Systems International (UK) Limited and The Bank of New York Mellon as collateral agent
2.121.**
Security Over Shares Agreement in Reynolds Consumer Products (UK) Limited, dated as of
December 2, 2009, between Reynolds Consumer Products International B.V. and The Bank of New York Mellon as collateral agent

2.122.**	Debenture, dated as of December 2, 2009, between Reynolds Consumer Products (UK) Limited and The Bank of New York Mellon as collateral agent
2.123.**	Debenture, dated as of December 2, 2009, between SIG Combibloc Limited and The Bank of New York Mellon as collateral agent
2.124.	[Reserved]
2.125.	[Reserved]
2.126.**	Pledge Over Registered Shares of SIG Combibloc Procurement AG, dated as of December 2, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.127.**	Assignment of Bank Accounts, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.128.**	Account Pledge Agreement, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.129.**	Receivables Assignment, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.130.**	Debenture, dated as of December 17, 2009, between Reynolds Subco (UK) Limited (f/k/a BACO Consumer Products Limited) and The Bank of New York Mellon as collateral agent

2.131.**
Pledge Agreement Over Inventory, Equipment and Other Assets, dated January 29, 2010, granted by Closure Systems International (Brazil) Sistemas de Vedação Ltda. in favour of The Bank of New York Mellon as collateral agent.

2.132.**
Pledge Agreement Over Receivables and Other Credit Rights, dated January 29, 2010, granted by Closure Systems International (Brazil) Sistemas de Vedação Ltda. in favour of The Bank of New York Mellon as collateral agent.

2.133.**	Accounts Pledge Agreement, dated January 29, 2010, granted by Closure Systems International (Brazil) Sistemas de Vedação Ltda. in favour of The Bank of New York Mellon as collateral agent.
2.134.**
Quota Pledge Agreement, dated January 29, 2010, granted by Closure Systems International Holdings, Inc. (US) and Closure Systems International B.V. (Netherlands) in favour of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda.

2.135.**
Pledge of Quotas Agreement, dated January 29, 2010, entered into by Closure Systems International B.V. over its quotas in CSI Closure Systems Manufacturing de Centro America, S.R.L. in favour of Wilmington Trust (London) Limited as collateral agent.

2.136.**
Partnership Interest Pledge Agreement relating to the interests in SIG Euro Holding AG & Co KGaA, dated January 29, 2010, by SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) in favour of The Bank of New York Mellon as collateral agent.

2.137.**
Security Interest Agreement Over Securities relating to SIG Asset Holdings Limited, dated January 29, 2010, granted by SIG Combibloc Group AG in favour of Wilmington Trust (London) Limited as collateral agent.

2.138.**	Security Interest Agreement Over Third Party Bank Account, dated January 29, 2010, by SIG Asset Holdings Limited in favour of Wilmington Trust (London) Limited as collateral agent.
2.139.**
Quota Charge Agreement in respect of the quota in CSI Hungary Manufacturing and Trading Limited Liability Company, dated January 29, 2010, granted by Closure Systems International B.V. in favour of Wilmington Trust (London) Limited as collateral agent.

2.140.	[Reserved]
2.141.	[Reserved]
2.142.**
Agreement Constituting Framework Fixed Charge Over Moveable Assets, dated January 29, 2010, granted by CSI Hungary Manufacturing and Trading Limited Liability Company in favour of Wilmington Trust (London) Limited as collateral agent.

2.143.**
Charge and Security Deposit Over Bank Account Agreement, dated January 29, 2010, granted by CSI Hungary Manufacturing and Trading Limited Liability Company in favour of Wilmington Trust (London) Limited as collateral agent.

2.144.**	Security over Cash Agreement, dated January 29, 2010, given by CSI Hungary Gyártó és Kereskedelmi Kft in favour of Wilmington Trust (London) Limited as collateral agent.
2.145.**
Floating Lien Pledge Agreement, dated January 29, 2010, given by Bienes Industriales del Norte, S.A. de C.V., CSI Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V. (Mexico) and Tecnicos de Tapas Innovativas S.A. de C.V. (Mexico) in favour of The Bank of New York Mellon as collateral agent.

2.146.**
Equity Interests Pledge Agreement, dated January 29, 2010, representing the capital stock of Bienes Industriales del Norte, S.A. de C.V., CSI Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V. and Tecnicos de Tapas Innovativas S.A. de C.V., given by the parent companies of such companies in favour of The Bank of New York Mellon as collateral agent.

2.147.**
Pledge of Registered Shares of SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG), dated January 29, 2010, entered into by SIG Finanz AG in favour of The Bank of New York Mellon as collateral agent.

2.148.**	Receivables Assignment, dated January 29, 2010, given by SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) in favour of The Bank of New York Mellon as collateral agent.
2.149.**	Share Pledge Agreement in respect of SIG Combibloc Ltd., dated January 29, 2010, by SIG Combibloc Holding GmbH (Germany) in favour of Wilmington Trust (London) Limited as collateral agent.
2.150.**	Conditional Assignment of Bank Accounts, dated January 29, 2010, granted by SIG Combibloc Ltd (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent.
2.151.**	Conditional Assignment of Receivables Agreement, dated January 29, 2010, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent.
2.152.**	Account Pledge Agreement, dated February 3, 2010, and entered into by SIG Asset Holdings Limited in favour of The Bank of New York Mellon as collateral agent in respect of accounts held in Germany.
2.153.**
Security Over Shares Agreement relating to shares of SIG Combibloc Limited (HK), dated February 25, 2010, entered into by Closure Systems International B.V. in favour of Wilmington Trust (London) Limited as the collateral agent

2.154.**
Security Over Shares Agreement relating to shares of Closure Systems International (Hong Kong) Limited, dated February 25, 2010, entered into by SIG Finanz AG (Switzerland) in favour of Wilmington Trust (London) Limited as the collateral agent

2.155.**	Debenture, dated February 25, 2010, between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited
2.156.**	Debenture between SIG Combibloc Limited and Wilmington Trust (London) Limited
2.157.**	Share Pledge Agreement over shares in SIG Austria Holding GmbH, dated March 4, 2010, between SIG Finanz AG and Wilmington Trust (London) Limited
2.158.**	Share Pledge Agreement over shares in SIG Combibloc GmbH (Austria), dated March 4, 2010, between SIG Finanz AG and Wilmington Trust (London) Limited
2.159.**	Interest Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
2.160.**	Interest Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited

2.161.**	Account Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.162.**	Account Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.163.**	Account Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
2.164.**	German Law Account Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.165.**	German Law Account Pledge, dated March 4, 2010, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited
2.166.**	Confirmation and Amendment Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.167.**	Charge and Security Deposit Over Bank Accounts Agreement, dated March 4, 2010 between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.168.**	Receivables Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.169.**	Receivables Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.170.**	Receivables Pledge Agreement, dated March 4, 2010 between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
2.171.**	Pledge Agreement relating to the shares in SIG Euro Holding AG & Co. KGaA, dated March 4, 2010, between SIG Austria Holding GmbH and The Bank of New York Mellon
2.172.**
Pledge over receivables agreement dated February 23, 2010 and entered into between Beverage Packaging Holdings (Luxembourg) I SA as pledgor and the Collateral Agent in the presence of SIG Austria Holding GmbH and SIG Euro Holding AG & Co. KGaA, such pledge being granted over certain receivables held by Beverage Packaging Holdings (Luxembourg) I SA towards SIG Austria Holding GmbH and SIG Euro Holding AG & Co. KGaA under certain intercompany loan agreements

2.173.**	Patent Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent.
2.174.**	Trademark Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent.
2.175.**	Canadian General Security Agreement, dated as of December 2, 2009, entered into by Evergreen Packaging Canada Limited
2.176.**	Canadian Pledge Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging International B.V.
2.177.	[Reserved]
2.178.	[Reserved]
2.179.**	Pledge Over Shares Agreement in Evergreen Packaging (Luxembourg) S.à.r.l., dated as of May 4, 2010, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.180.**	Pledge Over Bank Account, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à.r.l. and The Bank of New York Mellon
2.181.**	Pledge Over Receivables from SIG Combibloc Holding GmbH, dated as of May 4, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon
2.182.**	Floating Lien Pledge Agreement, dated May 4, 2010, by and between Evergreen Packaging Mexico, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent
2.183.**
Partnership Interest Pledge Agreement in Evergreen Packaging Mexico, S. de R.L. de C.V., dated May 4, 2010, between Evergreen Packaging International B.V. and The Bank of New York Mellon as collateral agent

2.184.**
Deed of Pledge of Registered Shares in Evergreen Packaging International B.V., dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à.r.l. and The Bank of New York Mellon as collateral agent

2.185.**	Disclosed Pledge of Bank Accounts, dated as of May 4, 2010, between Evergreen Packaging International B.V. and The Bank of New York Mellon as collateral agent
2.186.**
Amendment to the Quota Pledge Agreement, dated as of May 4, 2010, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda.

2.187.**
Amendment to the Pledge Agreement Over Receivables and Other Credit Rights, dated as of May 4, 2010, Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent

2.188.**	Amendment to Accounts Pledge Agreement, dated May 4, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent
2.189.**
Amendment to Pledge Agreement over Inventory, Equipment and Other Assets, dated May 4, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent

2.190.**	Amendment to the Accounts Pledge Agreement, dated May 4, 2010, between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent
2.191.**	Amendment to the Pledge Agreement Over Receivables and Other Credit Rights, dated as of May 4, 2010, SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent
2.192.**
Amendment to the Quota Pledge Agreement, dated as of May 4, 2010, granted by SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Beverages Brasil Ltda.

2.193.**
Amendment to the Quota Pledge Agreement, dated as of August 27, 2010, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.194.**
Confirmation and Amendment Agreement relating to non-notarial accessory security, dated as of May 4, 2010, between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International (Germany) GmbH, SIG Combibloc GmbH, SIG Beverages Germany GmbH, SIG International Services GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), SIG Combibloc Zerspanungstechnik GmbH, Closure Systems International Deutschland GmbH, SIG Combibloc Group AG, SIG Finanz AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG allCap AG, SIG Combibloc Procurement AG and SIG Reinag AG and The Bank of New York Mellon as collateral agent

2.195.**
Confirmation and Amendment Agreement relating to non-accessory security, dated as of May 4, 2010, between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, SIG Beverages Germany GmbH, SIG Combibloc Zerspanungstechnik GmbH, SIG International Services GmbH, Closure Systems International (Germany) GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Finanz AG and SIG Technology AG and The Bank of New York Mellon as collateral agent

2.196.**
Confirmation and Amendment Agreement relating to notarial share pledges, dated May 4, 2010, between SIG Combibloc Group AG, SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International Holdings (Germany) GmbH and Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.197.**
Confirmation and Amendment Agreement relating to a share pledge agreement over shares in SIG Euro Holding AG & Co KGaA, dated May 4, 2010, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent

2.198.**	Confirmation and Amendment Agreement relating to a German law account pledge, dated May 4, 2010, between SIG Asset Holdings Limited and The Bank of New York Mellon as collateral agent
2.199.	[Reserved]
2.200.**
Amendment Agreement Relating to a Floating Charge Agreement, dated May 4, 2010, between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent

2.201.**
Amendment Agreement Relating to a Fixed Charge Agreement, dated May 4, 2010, between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent

2.202.	[Reserved]
2.203.**
Amendment Agreement Relating to a Charge and Security Deposit Over Bank Accounts Agreement, dated May 4, 2010, between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent

2.204.	[Reserved]
2.205.**
Amendment Agreement Relating to a Quota Charge Agreement over the quota in CSI Hungary Manufacturing and Trading Limited Liability Company, dated May 4, 2010, between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent

2.206.**
Confirmation Agreement, dated May 4, 2010, between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Issuer (Luxembourg) S.A., SIG Finance (Luxembourg) S.à.r.l., Closure Systems International (Luxembourg) S.à.r.l., Reynolds Consumer Products (Luxembourg) S.à.r.l. and SIG Asset Holdings Limited and The Bank of New York Mellon as collateral agent

2.207.**
Acknowledgement Agreement to an equity interests pledge agreement, dated May 4, 2010, between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems Internacional B.V., CSI Mexico LLC, CSI en Saltillo S. de R.L. de C.V., Closure Systems Mexico Holdings LLC and The Bank of New York Mellon as collateral agent

2.208.**
Acknowledgement Agreement to a floating lien pledge agreement, dated May 4, 2010, between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V. and Tecnicos de Tapas Innovativas S.A. de C.V. in favour of The Bank of New York Mellon as collateral agent.

2.209.**
Acknowledgement Agreement to a irrevocable security trust agreement with reversion rights, dated
May 4, 2010, between CSI en Saltillo, S. de R.L. de C.V. and he Bank of New York Mellon as collateral agent

2.210.**
Confirmation and Amendment Agreement, dated May 4, 2010, between Beverage Packaging Holdings (Luxembourg) III S.àr.l, SIG Combibloc Group AG, SIG Finanz AG, SIG allCap AG, SIG Combibloc (Schweiz) AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG, SIG Combibloc Procurement AG, SIG Reinag AG and The Bank of New York Mellon as collateral agent

2.211.**	Confirmation Letter, dated May 4, 2010, from SIG Combibloc Ltd. to Credit Suisse AG as administrative agent and Wilmington Trust (London) Limited as collateral agent
2.212.**
Quota Pledge Agreement, dated March 30, 2010, granted by SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH in favour of The Bank of New York Mellon as collateral agent and acknowledged by SIG Beverages Brasil Ltda. (Brasil)

2.213.**
Quota Pledge Agreement, dated March 30, 2010, granted by SIG Austria Holding GmbH in favour of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda. (Brasil)

2.214.**	Pledge Agreement Over Receivables and Other Credit Rights, dated March 30, 2010, granted by SIG Combibloc do Brasil Ltda. ( Brasil ) in favour of The Bank of New York Mellon as collateral agent
2.215.**	Accounts Pledge Agreement, dated March 30, 2010, granted by SIG Combibloc do Brasil Ltda. (Brasil) in favour of The Bank of New York Mellon as collateral agent
2.216.**	Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated June 28, 2010
2.217.**	Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated June 28, 2010
2.218.**	Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent

2.219.**	General Security Deed, dated as of May 28, 2010, between Whakatane Mill Limited and Wilmington Trust (London) Limited as collateral agent
2.220.**	Specific Security Deed in respect of the shares of Whakatane Mill Limited, dated as of May 28, 2010, SIG Combibloc Holding GmbH and Wilmington Trust (London) Limited as collateral agent
2.221.**	Security Over Shares Agreement granted by SIG Combibloc Holding GmbH, dated August 16, 2010
2.222.**
Confirmation Agreement to Austrian Law Security Documents, dated August 27, 2010, between SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited as collateral agent

2.223.**
Canadian General Security Agreement, dated as of September 1, 2010, between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent.

2.224.**
Canadian Pledge Agreement relating to shares in Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.), dated as of September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent.

2.225.**	Deed of Hypothec granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010.
2.226.**	Bond Pledge Agreement granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010.
2.227.**	Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010.
2.228.**
Floating Lien Pledge Agreement, dated September 1, 2010, between Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice Mexico, S. de R.L. de C.V.), Reynolds Metals Company de Mexico, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent.

2.229.**
Partnership Interests Pledge Agreement, dated September 1, 2010, between Reynolds Packaging International B.V., Closure Systems International B.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and The Bank of New York Mellon, and acknowledged by Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice Mexico, S. de R.L. de C.V.)

2.230.**	Disclosed Pledge of Bank Accounts, dated September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon
2.231.**	Deed of Pledge of Registered Shares, dated September 1, 2010, between Closure Systems International B.V., Reynolds Packaging International B.V. and The Bank of New York Mellon
2.232.**	Debenture between Ivex Holdings, Ltd. and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.
2.233.**	Debenture between Kama Europe Limited and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.
2.234.**	Security Over Shares Agreement relating to shares in Ivex Holdings, Ltd. between Reynolds Packaging International B.V. and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.
2.235.	[Reserved]
2.236.	[Reserved]
2.237.**	Copyright Security Agreement dated as of November 16, 2010, among Pactiv Corporation (now known as Pactiv LLC), a Delaware corporation and The Bank of New York Mellon, as collateral agent
2.238.**	Patent Security Agreement dated as of November 16, 2010 among the grantors listed on thereto and The Bank of New York Mellon
2.239.**	Trademark Security Agreement dated as of November 16, 2010 among the grantors listed on thereto and The Bank of New York Mellon, as collateral agent
2.240.**	Canadian General Security Agreement granted by 798795 Ontario Limited (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.241.	[Reserved]
2.242.**	Canadian General Security Agreement granted by Newspring Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.243.	[Reserved]
2.244.**	Canadian General Security Agreement, granted by Pactiv Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.245.	[Reserved]
2.246.**	Debenture, between J. & W. Baldwin (Holdings) Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.247.**	Debenture, between Omni-Pac UK Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.248.**	Debenture, between The Baldwin Group Limited and of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.249.**
Second Amendment to Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedação Ltda. between Closure Systems International B.V. and Closure Systems International Holdings Inc. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.250.**
Second Amendment to Pledge Agreement Over Receivables and Other Credit Rights between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.251.**	Second Amendment to Accounts Pledge Agreement between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.252.**
Second Amendment to Pledge Agreement Over Inventory, Equipment and Other Assets between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.253.**	Second Amendment to Accounts Pledge Agreement between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.254.**	Second Amendment to Pledge Agreement Over Receivables and Other Credit Rights between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.255.**
Second Amendment to Quota Pledge Agreement over quotas in SIG Beverages Brasil Ltda. between SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.256.**	Deed of Hypothec, between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
2.257.**	Bond Pledge Agreement, between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.258.**	Bond, issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.259.**	Deed of Hypothec, between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
2.260.**	Bond Pledge Agreement, between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.261.**	Bond, issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.262.**
Confirmation and Amendment Agreement relating to non-accessory security between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, SIG Combibloc GmbH, SIG Beverages Germany GmbH, SIG Combibloc Zerspanungstechnik GmbH, SIG International Services GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Combibloc Group AG and SIG Technology AG and The Bank of New York Mellon as collateral agent (global assignment agreements, security transfer agreements, IP assignment agreements and security purpose agreements), dated November 16, 2010

2.263.**
Share Pledge Agreements between SIG Combibloc Group AG, SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International Holdings (Germany) GmbH and Closure Systems International B.V. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.264.**
Junior Share and Partnership Interest Pledge Agreement relating to shares and interests in SIG Euro Holding AG & Co. KGaA between SIG Combibloc Group AG and SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.265.**	Account Pledge Agreement, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.266.**	Account Pledge Agreement, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.267.**	Account Pledge Agreement, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.268.**	Account Pledge Agreement, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010, dated November 16, 2010
2.269.**	Account Pledge Agreement, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.270.**	Account Pledge Agreement, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.271.**	Account Pledge Agreement, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.272.**	Account Pledge Agreement, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.273.**	Account Pledge Agreement, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.274.**	Account Pledge Agreement, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.275.**	Account Pledge Agreement, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.276.**	Account Pledge Agreement, between SIG Asset Holdings Limited and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
2.277.**	Account Pledge Agreement, between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.278.**	Account Pledge Agreement, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.279.**	Account Pledge Agreement, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.280.	[Reserved]
2.281.**	Deed of Confirmation and Amendment relating to a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.282.**
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.283.	[Reserved]
2.284.**
Deed of Confirmation and Amendment relating to a share charge over shares in Evergreen Packaging (Hong Kong) Limited between Evergreen Packaging B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.285.**	Deed of Confirmation and Amendment relating to a debenture between SIG Combibloc Limited and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010
2.286.**
Deed of Confirmation and Amendment relating to a share charge over shares in SIG Combibloc Limited between SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.287.	[Reserved]
2.288.**
Amendment Agreement No. 2 relating to a floating charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.289.**
Amendment Agreement No. 2 relating to a fixed charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.290.	[Reserved]
2.291.**
Amendment Agreement No. 2 relating to a charge and security deposit over bank accounts agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.292.	[Reserved]
2.293.**
Amendment Agreement No. 2 relating to a quota charge agreement over the quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.294.**
Confirmation Agreement between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S. à r.l., SIG Finance (Luxembourg) S. à r.l., Reynolds Group Issuer (Luxembourg) S.A., Closure Systems International (Luxembourg) S. à r.l., Reynolds Consumer Products (Luxembourg) S. à r.l,. Evergreen Packaging (Luxembourg) S. à r.l., SIG Asset Holdings Limited and SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.295.**
Acknowledgement Agreement in respect of the equity/partnership interests pledge agreements between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.296.**
Acknowledgement Agreement in respect of the floating lien pledge agreements between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V., Tecnicos de Tapas Innovativas S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice Mèxico, S, de R.L. de C.V.) and The Bank of New York Mellon as collateral agent (Spanish and English versions), dated
November 16, 2010

2.297.**
Acknowledgement Agreement in respect of a security trust agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent (Spanish and English versions), dated November 16, 2010

2.298.**
Confirmation and Amendment Agreement between Beverage Packaging Holdings (Luxembourg) III S. à r.l., SIG Combibloc Group AG, SIG allCap AG, SIG Combibloc (Schweiz) AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG, SIG Combibloc Procurement AG and SIG Reinag AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.299.**
Confirmation Letter from SIG Combibloc Ltd. to Credit Suisse AG as administrative agent and Wilmington Trust (London) Limited as collateral agent, and acknowledged by Wilmington Trust (London) Limited, dated November 16, 2010

2.300.**	Deed of Confirmation and Amendment relating to a debenture granted by Closure Systems International (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.301.**
Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.302.**	Deed of Confirmation and Amendment relating to a debenture granted by Ivex Holdings, Ltd. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.303.**
Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.304.**	Deed of Confirmation and Amendment relating to a debenture granted by Kama Europe Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.305.**	Deed of Confirmation and Amendment relating to a debenture granted by Reynolds Consumer Products (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.306.**
Deed of Confirmation and Amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.307.**	Deed of Confirmation and Amendment relating to a debenture granted by Reynolds Subco (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.308.**	Deed of Confirmation and Amendment relating to a debenture granted by SIG Combibloc Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.309.**
Deed of Confirmation and Amendment relating to a pledge of shares in SIG Combibloc Limited granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.310.	[Reserved]
2.311.	[Reserved]
2.312.**
Deed of Confirmation and Amendment in respect of a security over cash agreement granted by CSI Hungary Manufacturing and Trading Limited Liability Company in favour of Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.313.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.314.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.315.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à.r.l.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.316.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à.r.l.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.317.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.318.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.319.**
Second Amendment to Quota Pledge Agreement, dated as of January 14, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.320.**
Confirmation Agreement, dated January 14, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent

2.321.**	Account Pledge Agreement, dated January 14, 2011, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.322.**	Account Pledge Agreement, dated January 14, 2011, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.323.**	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA, dated January 14, 2011, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon.
2.324.**
Amendment Agreement No. 2 relating to a Charge and Security Deposit Over Bank Accounts Agreement between Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent, dated January 14, 2011.

2.325.**	Confirmation and Amendment Agreement dated January 14, 2011, among Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.326.**	Account Pledge Agreement between SIG Asset Holdings Limited and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
2.327.**
Deed of Confirmation and Amendment in respect of a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.

2.328.**	Deed of Confirmation and Amendment in respect of a debenture between SIG Combibloc Limited (Hong Kong) and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.
2.329.	[Reserved]
2.330.	[Reserved]
2.331.	[Reserved]
2.332.**
Amendment Agreement relating to a Floating Charge Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.

2.333.**
Amendment Agreement relating to a Charge and Security Deposit Over Bank Accounts Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.

2.334.**
Amendment Agreement relating to a Fixed Charge Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.

2.335.**
Deed of Confirmation and Amendment in respect of a security over cash agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.

2.336.**
Confirmation Agreement between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.à r.l., Beverage Packaging Holdings (Luxembourg) II S.à r.l., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Issuer (Luxembourg) S.A., Evergreen Packaging (Luxembourg) S.à r.l., and The Bank of New York Mellon as collateral agent, dated February 1, 2011.

2.337.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.

2.338.**	Confirmation and Amendment Agreement between SIG Combibloc Group AG, Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.

2.339.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (relating to loans to SIG Euro and CSI B.V.) between Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.

2.340.**
Deed of Release in respect of an English law security assignment of contractual rights under a specific contract made by Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à.r.l.) by The Bank of New York Mellon as collateral agent, dated February 1, 2011.

2.341.**
Deed of Release in respect of an English law security assignment of contractual rights under a specific contract made by Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à.r.l.) by The Bank of New York Mellon as collateral agent, dated February 1, 2011.

2.342.**
Security Assignment of Contractual Rights Under a Specific Contract, between Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.

2.343.**
Acknowledgement Agreement in respect of an Equity Interests Pledge Agreement and Partnership Interests Pledge Agreement among Closure Systems International B.V., Evergreen Packaging International B.V., Reynolds Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 1, 2011.

2.344.**
Acknowledgement Agreement in respect of the Floating Lien Pledge Agreements among Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Bienes Industriales del Norte, S.A. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice Mèxico, S. de R.L. de C.V.) and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.

2.345.**	Acknowledgement Agreement in respect of a Security Trust Agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated February 1, 2011.
2.346.**
Deed of Confirmation and Amendment in respect of a share pledge over Closure Systems International
(Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011.

2.347.	[Reserved]
2.348.**
Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011

2.349.**
Deed of Confirmation and Amendment in respect of a share pledge over Closure Systems International (UK) Limited between Closure Systems International B.V. and The Bank of New York Mellon, as collateral agent dated February 1, 2011

2.350.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (GLA) between Closure Systems International B.V. and The Bank of New York Mellon, as collateral agent dated February 1, 2011

2.351.	[Reserved]
2.352.**
Deed of Confirmation and Amendment in respect of a share pledge over Ivex Holdings, Ltd. between Reynolds Packaging International B.V. and The Bank of New York Mellon, as collateral agent dated February 1, 2011

2.353.**
Deed of Confirmation and Amendment in respect of a share pledge over Reynolds Consumer Products (UK) Limited between Reynolds Consumer Packaging International B.V. and The Bank of New York Mellon, as collateral agent dated February 1, 2011

2.354.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (GLA) between Reynolds Consumer Products International B.V. and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.

2.355.**	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.356.**	Confirmation and Amendment Agreement relating to non-accessory security between SIG Combibloc Group AG and The Bank of New York Mellon, dated
2.357.**	Deed of Confirmation and Amendment in respect of a share pledge over SIG Combibloc Limited (HK) between SIG Combibloc Group AG and Wilmington Trust (London) Limited, dated
2.358.	[Reserved]
2.359.**	Deed of Confirmation and Amendment in respect of a debenture between Closure Systems International (UK) Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.360.**	Deed of Confirmation and Amendment in respect of a debenture between Reynolds Consumer Products (UK) Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.361.**	Deed of Confirmation and Amendment in respect of a debenture between Reynolds Subco (UK) Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.362.**	Deed of Confirmation and Amendment in respect of a debenture between SIG Combibloc Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.363.	[Reserved].
2.364.**	Deed of Confirmation and Amendment in respect of a debenture Kama Europe Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.365.**	Deed of Confirmation and Amendment in respect of a debenture between Ivex Holdings, Ltd. Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.366.**	Deed of Confirmation and Amendment in respect of a debenture between J. & W. Baldwin (Holdings) Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.367.**	Deed of Confirmation and Amendment in respect of a debenture between The Baldwin Group Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.368.**	Deed of Confirmation and Amendment in respect of a debenture between Omni-Pac U.K. Limited and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.

2.369.**	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon, dated February 9, 2011
2.370.**	Account Pledge Agreement between SIG Asset Holdings Limited and Wilmington Trust (London) Limited, dated February 9, 2011
2.371.**
Confirmation and Amendment Agreement relating to a non-accessory security (in respect of IP assignments, security transfer agreements, global assignment agreements and Security Purpose Agreements) between SIG Combibloc Group AG and The Bank of New York Mellon, as collateral agent, dated February 9, 2011

2.372.	[Reserved]
2.373.	[Reserved]
2.374.**
Amendment Agreement relating to a Floating Charge Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011.

2.375.**
Amendment Agreement relating to a Charge and Security Deposit Over Bank Accounts Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011.

2.376.**
Amendment Agreement relating to a Fixed Charge Agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011.

2.377.	[Reserved]
2.378.**
Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011

2.379.**
Confirmation Agreement, dated February 9, 2011, among Reynolds Group Holding Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.A., Reynolds Group Issuer (Luxembourg) S.A., Evergreen Packaging (Luxembourg) S.àr.l. and The Bank of New York Mellon, as collateral agent.

2.380.**
Acknowledgement of Floating Lien Pledge Agreement among Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Bienes Industriales del Norte, S.A. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice México, S. de R.L. de C.V.) and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon, as collateral agent, dated February 9, 2011.

2.381.**	Acknowledgement of Security Trust Agreement by CSI en Saltillo and The Bank of New York Mellon, as collateral agent, dated February 9, 2011.
2.382.**
Acknowledgement of Equity and Partnership Interests Pledge Agreements over Evergreen Packaging Mexico, Reynolds Metals and Maxpack (succeeded by Pactiv Foodservice México, S. de R.L. de C.V.) among Closure Systems International B.V., Evergreen Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 9, 2011.

2.383.**	Confirmation and Amendment Agreement among SIG Combibloc Group AG, Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and The Bank of New York Mellon, as collateral agent, dated February 9, 2011.
2.384.**	Confirmation Letter, dated February 9, 2011, by SIG Combibloc Ltd. to Credit Suisse AG, as administrative agent and Wilmington Trust (London) Limited, as collateral agent.
2.385.**
Third Amendment to the Quota Pledge Agreement, dated as of March 2, 2011, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda.

2.386.**
Fourth Amendment to the Pledge Agreement Over Receivables and Other Credit Rights between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011.

2.387.**
Third amendment to the Accounts Pledge Agreement between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011.

2.388.**
Third amendment to the Pledge Agreement Over Inventory, Equipment and Other Assets between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011

2.389.**	Third amendment to the Accounts Pledge Agreement between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011
2.390.**	Fourth Amendment to the Pledge Agreement Over Receivables and Other Credit Rights between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011
2.391.**
Third Amendment to the Quota Pledge Agreement over quotas in SIG Beverages Brasil Ltda. between SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011

2.392.**
Third Amendment to Quota Pledge Agreement, dated as of March 2, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.393.**	Account Pledge Agreement, dated as of March 2, 2011, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent
2.394.**	Account Pledge Agreement, dated as of March 2, 2011, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
2.395.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent
2.396.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent
2.397.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent

2.398.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.399.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent
2.400.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
2.401.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent
2.402.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
2.403.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
2.404.	[Reserved]
2.405.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.406.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.407.**
Junior Share and Partnership Interest Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA among SIG Combibloc Group AG, SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011, and acknowledged by SIG Euro Holding AG & Co. KGaA.

2.408.**
Share Pledge Agreement Relating to the Shares in Closure Systems International Deutschland GmbH between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent and pledgee.

2.409.**
Share Pledge Agreement Relating to the Shares in Closure Systems International Holdings (Germany) GmbH between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent and pledgee

2.410.**	Share Pledge Agreement Relating to the Shares in SIG Combibloc Holding GmbH between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent and pledgee
2.411.**
Share Pledge Agreement Relating to the Shares in SIG Combibloc Systems GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and SIG Combibloc GmbH between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent and pledge

2.412.**	Share Pledge Agreement Relating to the Shares in SIG Combibloc Zerspanungstechnik GmbH between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent and pledgee
2.413.**
Share Pledge Agreement Relating to the Shares in SIG Beverages Germany GmbH, SIG International Services GmbH, SIG Information Technology GmbH, SIG Combibloc GmbH and SIG Combibloc Holdings GmbH between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent and pledgee

2.414.**
Confirmation and Amendment Agreement relating to non-accessory security, dated as of March 2, 2011, between Closure Systems International Deutschland GmbH, Closure Systems International Holdings (Germany) GmbH, SIG Beverages Germany GmbH, SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, SIG Euro Holding AG & Co. KgaA, SIG Information Technology GmbH, SIG International Services GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), SIG Technology AG and The Bank of New York Mellon as collateral agent

2.415.**	Confirmation and Amendment Agreement in respect of Luxembourg law security, dated as of March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.416.**
Confirmation and Amendment Agreement relating to the Swiss law security documents, dated as of
March 2, 2011, among SIG allCap AG, SIG Combibloc (Schweiz), SIG Combibloc Procurement AG, SIG Reinag AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG and The Bank of New York Mellon as collateral agent

2.417.**
Deed of Confirmation and Amendment Agreement in respect of the share pledge over SIG Combibloc Ltd., dated March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent

2.418.	[Reserved]
2.419.**	Account Pledge Agreement, dated as of March 2, 2011, between Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon as collateral agent
2.420.**	Account Pledge Agreement, dated as of March 2, 2011, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent
2.421.**	Account Pledge Agreement, dated as of March 2, 2011, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent
2.422.	[Reserved]
2.423.**
Share Pledge Agreement Relating to the Shares in Pactiv Deutschland Holdinggesellschaft MBH, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon as collateral agent and pledgee

2.424.**
Share Pledge Agreement Relating to the Shares in Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac Gmbh, dated as of March 2, 2011, between Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon as collateral agent and pledgee

2.425.	[Reserved]
2.426.**
Floating Lien Pledge Agreement, dated April 19, 2011, given by Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V. and Pactiv Mexico, S. de R.L. de C.V. in favour of The Bank of New York Mellon as collateral agent.

2.427.**
Equity Interests Pledge Agreement, dated April 19, 2011, by Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., Central de Bolsas, S. de R.L. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Pactiv Corporation (now known as Pactiv LLC) and Pactiv International Holdings Inc. in favour of The Bank of New York Mellon as collateral agent.

2.428.	[Reserved]
2.429.	[Reserved]
2.430.	[Reserved]
2.431.	[Reserved]
2.432.	[Reserved]
2.433.	[Reserved]
2.434.	[Reserved]
2.435.	[Reserved]
2.436.**
Third Amendment to Quota Pledge Agreement, dated as of June 7, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.437.**
Confirmation Agreement, dated June 7, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent

2.438.**	Account Pledge Agreement, dated June 7, 2011, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.439.**	Account Pledge Agreement, dated June 7, 2011, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.440.**	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA, dated June 7, 2011, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon.
2.441.**
Amendment Agreement No. 3 relating to a Charge and Security Deposit Over Bank Accounts Agreement between Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent, dated June 7, 2011.

2.442.**	Confirmation and Amendment Agreement dated June 7, 2011, among Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.443.**	NY Law Confirmation Agreement, dated August 5, 2011 by SIG Combibloc Ltd.
2.444.**
Amendment to Quota Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011, among Closures Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon

2.445.**	Amendment to Pledge Agreement over Receivables and other Credit Rights in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011
2.446.**	Amendment to Accounts Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011
2.447.**	Amendment to Pledge Agreement over Inventory, Equipment and other Assets in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011
2.448.**	Amendment to Accounts Pledge Agreement in favor of SIG Combibloc do Brasil, dated September 8, 2011
2.449.**	Amendment to Pledge Agreement over Receivables and other Credit Rights in favor of SIG Combibloc do Brasil, dated September 8, 2011
2.450.**	Amendment to Quota Pledge Agreement in favor of SIG Beverages Brasil, dated September 8, 2011, among SIG Beverages GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon
2.451.**	Account Pledge Agreement, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.452.**	Account Pledge Agreement, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.453.**	Account Pledge Agreement, between SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.454.**	Account Pledge Agreement, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.455.**	Account Pledge Agreement, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.456.**	Account Pledge Agreement, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.457.**	Account Pledge Agreement, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.458.**	Account Pledge Agreement, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.459.**	Account Pledge Agreement, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.460.**	Account Pledge Agreement, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.461.**	Account Pledge Agreement, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.462.	[Reserved]
2.463.**	Account Pledge Agreement, between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.464.**	Account Pledge Agreement, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.465.**	Account Pledge Agreement, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.466.**	Account Pledge Agreement, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.467.	[Reserved]
2.468.**	Account Pledge Agreement, between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.469.**	Account Pledge Agreement, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.470.**	Account Pledge Agreement, between SIG Asset Holdings Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
2.471.**
Non notarial share and interest pledge agreement relating to shares in SIG Euro Holding AG & Co. KG aA, among SIG Combibloc Group AG and SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG), dated September 8, 2011

2.472.**
Notarial Share Pledge Agreement in respect of Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Euro Holding AG & Co. KG aA, SIG Beverages Germany GmbH, SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteilingungs GmbH), SIG Information, Technology GmbH, SIG International Services GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft mbH, Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac GmbH Verpackungsmittel, among Closure Systems International B.V., SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.473.**
Non-accessory Security Confirmation and Amendment Agreement in respect of IP Assignments, Security Transfer Agreements, Global Assignment Agreements and Security Purpose Agreements, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.474.**	Deed of Confirmation and Amendment relating to a debenture between SIG Combibloc Limited (Hong Kong) and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
2.475.**
Deed of Confirmation and Amendment relating to a share charge over shares in SIG Combibloc Limited (Hong Kong) between SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.476.	[Reserved]
2.477.**
Deed of Confirmation and Amendment relating to a share charge over shares in Evergreen Packaging (Hong Kong) Limited between Evergreen Packaging International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.478.**	Deed of Confirmation and Amendment relating to a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
2.479.**
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.480.**
Amendment Agreement No. 3 relating to a quota charge agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.481.**
Amendment agreement No. 5 relating to a floating charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.482.**
Amendment agreement No. 5 relating to a charge and security deposit over bank accounts agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.483.**
Amendment agreement No. 5 relating to a fixed charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.484.**
Amendment agreement No. 5 relating to a quota charge agreement over quotas in Closure Systems International Holdings (Hungary) Kft. (succeeded by CSI Hungary Manufacturing and Trading Limited Liability Company) between Closure Systems International B.V., Closure Systems International Holdings (Hungary) Kft. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.485.	[Reserved]
2.486.	[Reserved]
2.487.**
Confirmation Agreement in respect of Luxembourg security regarding Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I. S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and Evergreen Packaging (Luxembourg) S.à.r.l., dated September 8, 2011, among SIG Combibloc Holding GmbH, Reynolds Group Holdings Limited and The Bank of New York Mellon

2.488.**
Acknowledgement Agreement in respect of a Floating Lien Pledge Agreement between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V., and Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice México S. de R.L. de C.V.) and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.489.**	Acknowledgement Agreement in respect of a Security Trust Agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.490.**
Acknowledgement Agreement in respect of Equity Interests Pledge Agreement between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.491.**
Confirmation and Amendment Agreement between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and SIG Combibloc Group AG, and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.492.**	Deed of Confirmation and Amendment relating to a debenture granted by J. & W. Baldwin (Holdings) Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.493.**	Deed of Confirmation and Amendment relating to a debenture granted by The Baldwin Group Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.494.**	Deed of Confirmation and Amendment relating to a debenture granted by Omni-Pac U.K. Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.495.**	Deed of confirmation and amendment relating to a debenture granted by Ivex Holdings, Ltd. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.496.**
Deed of confirmation and amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.497.**	Deed of confirmation and amendment relating to a debenture granted by Kama Europe Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.498.**	Deed of confirmation and amendment relating to a debenture granted by Reynolds Consumer Products (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.499.**
Deed of confirmation and amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.500.**	Deed of confirmation and amendment relating to a debenture granted by Reynolds Subco (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.501.**	Deed of confirmation and amendment relating to a debenture granted by Closure Systems International (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.502.**
Deed of confirmation and amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.503.	[Reserved]
2.504.	[Reserved]
2.505.**	Deed of confirmation and amendment relating to a debenture granted by SIG Combibloc Limited in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.506.**
Deed of confirmation and amendment relating to a pledge of shares in SIG Combibloc Ltd. granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated
September 8, 2011

2.507.**
Deed of Confirmation and Amendment in respect of a security over cash agreement granted by CSI Hungary Manufacturing and Trading Limited Liability Company in favour of Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.508.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.509.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.510.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by CSI Lux following the merger with CSI Lux and RCP Lux, by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.511.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.512.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.513.**	Fixed Charge over Account between Whakatane Mill Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
2.514.**	Share Pledge Amendment between SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
2.515.**
Fourth Amendment to Quota Pledge Agreement, dated as of October 14, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.516.**
Confirmation Agreement, dated October 14, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent

2.517.**	Account Pledge Agreement, dated October 14, 2011, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.518.**	Account Pledge Agreement, dated October 14, 2011, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.519.**	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA, dated October 14, 2011, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon.

2.520.**
Amendment Agreement No. 4 relating to a Charge and Security Deposit Over Bank Accounts Agreement between Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent, dated October 14, 2011.

2.521.**	Confirmation and Amendment Agreement dated October 14, 2011, among Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.522.***
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) IV S.à r.l., dated as of March 20, 2012, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent

2.523.***
Pledge Over Shares Agreement in Beverage Packaging Factoring (Luxembourg) S.à r.l., dated as of
March 20, 2012, between Beverage Packaging Holdings (Luxembourg) IV S.à r.l. and The Bank of New York Mellon as collateral agent

2.524.********
Eighth Amendment to Quota Pledge Agreement, dated as of November 7, 2012, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.525.********
Confirmation Agreement, dated November 7, 2012, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent

2.526.********	Account Pledge Agreement, dated November 7, 2012, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.527.********	Account Pledge Agreement, dated November 7, 2012, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.528.********	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA, dated November 7, 2012, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon.
2.529.********
Amendment Agreement No. 5 relating to a Charge and Security Deposit Over Bank Accounts Agreement between Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent, dated November 7, 2012.

2.530.********	Confirmation and Amendment Agreement dated November 7, 2012, among SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.531.********
Fifth Amendment to Quota Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated November 7, 2012, among Closures Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon

2.532.********
Seventh Amendment to Pledge Agreement over Receivables and other Credit Rights between Closure Systems International (Brazil) Sistemas de Vedação Ltda and The Bank of New York Mellon, dated November 7, 2012

2.533.********	Fifth Amendment to Accounts Pledge Agreement between Closure Systems International (Brazil) Sistemas de Vedação Ltda and The Bank of New York Mellon, dated November 7, 2012
2.534.********
Fifth Amendment to Pledge Agreement over Inventory, Equipment and other Assets between Closure Systems International (Brazil) Sistemas de Vedação Ltda and The Bank of New York Mellon, dated November 7, 2012

2.535.********	Fifth Amendment to Accounts Pledge Agreement between SIG Combibloc do Brasil and The Bank of New York Mellon, dated November 7, 2012
2.536.********	Seventh Amendment to Pledge Agreement over Receivables and other Credit Rights between SIG Combibloc do Brasil and The Bank of New York Mellon, dated November 7, 2012
2.537.********	Fifth Amendment to Quota Pledge Agreement in favor of SIG Beverages Brasil, dated November 7, 2012, among SIG Beverages Germany GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon
2.538.********	Account Pledge Agreement, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.539.********	Account Pledge Agreement, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.540.********	Account Pledge Agreement, between SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.541.********	Account Pledge Agreement, between SIG Beverages Germany GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.542.********	Account Pledge Agreement, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.543.********	Account Pledge Agreement, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.544.********	Account Pledge Agreement, between SIG Beteiligungs GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.545.********	Account Pledge Agreement, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.546.********	Account Pledge Agreement, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.547.********	Account Pledge Agreement, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.548.********	Account Pledge Agreement, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.549.********	Account Pledge Agreement, between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.550.********	Account Pledge Agreement, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.551.********	Account Pledge Agreement, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.552.********	Account Pledge Agreement, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.553.********	Account Pledge Agreement, between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.554.********	Account Pledge Agreement, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.555.********	Account Pledge Agreement, between SIG Asset Holdings Limited and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012
2.556.********
Non notarial share and interest pledge agreement relating to shares in SIG Euro Holding AG & Co. KG aA, among SIG Combibloc Group AG and SIG Schweizerische Industrie-Gesellschaft AG, dated
November 7, 2012

2.557.********
Notarial Share Pledge Agreement in respect of Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Euro Holding AG & Co. KG aA, SIG Beverages Germany GmbH, SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Beteiligungs GmbH, SIG Information, Technology GmbH, SIG International Services GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, Pactiv Deutschland Holdinggesellschaft mbH, Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac GmbH Verpackungsmittel, among Closure Systems International B.V., SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.558.********
Non-accessory Security Confirmation and Amendment Agreement in respect of IP Assignments, Security Transfer Agreements, Global Assignment Agreements and Security Purpose Agreements, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.559.********	Deed of Confirmation and Amendment relating to a debenture between SIG Combibloc Limited (Hong Kong) and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012
2.560.********
Deed of Confirmation and Amendment relating to a share charge over shares in SIG Combibloc Limited (Hong Kong) between SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.561.********	Deed of Confirmation and Amendment relating to a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012
2.562.********
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.563.********
Deed of Confirmation and Amendment relating to a share charge over 65% shares in Graham Packaging Asia Limited between Graham Packaging Company, L.P. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.564.********
Amendment agreement No. 6 relating to a floating charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.565.********
Amendment agreement No. 6 relating to a charge and security deposit over bank accounts agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.566.********
Amendment agreement No. 6 relating to a fixed charge agreement between CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.567.********
Amendment agreement No. 6 relating to a quota charge agreement over quotas in Closure Systems International Holdings (Hungary) Kft. (succeeded by CSI Hungary Kft.) between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.568.********
Confirmation Agreement in respect of Luxembourg security regarding Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I. S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and Beverage Packaging Holdings (Luxembourg) III S.à.r.l., dated September 28, 2012, among Reynolds Group Holdings Limited, Graham Packaging Company, L.P. and The Bank of New York Mellon

2.569.********
Confirmation Agreement in respect of Luxembourg security regarding Beverage Packaging Holdings (Luxembourg) IV S.à.r.l. and Evergreen Packaging (Luxembourg) S.à.r.l., dated November 7, 2012, among SIG Combibloc Holding GmbH and The Bank of New York Mellon

2.570.********	Pledge over receivables agreement, dated November 7, 2012, between Beverage Packaging Holdings (Luxembourg) IV S.à.r.l. and The Bank of New York Mellon
2.571.********	Pledge over CPECs agreement, dated November 7, 2012, between Beverage Packaging Holdings (Luxembourg) III S.à.r.l. and The Bank of New York Mellon
2.572.********
Acknowledgement Agreement in respect of a Floating Lien Pledge Agreement between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V., Pactiv México, S. de R.L. de C.V., Pactiv Foodservice México S. de R.L. de C.V. Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V. and Servicio Terrestre Jaguar, S.A. de C.V., and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.573.********	Acknowledgement Agreement in respect of a Security Trust Agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.574.********
Acknowledgement Agreement in respect of Equity Interests Pledge Agreement between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. Pactiv México, S. de R.L. de C.V., Pactiv Foodservice México, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv LLC and Pactiv International Holdings Inc. and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.575.********
Confirmation and Amendment Agreement among Beverage Packaging Holdings (Luxembourg) III S.à r.l., SIG allCap AG, SIG Combibloc Group AG, SIG Combibloc (Schweiz) AG, SIG Combibloc Procurement AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.576.********	Deed of Confirmation and Amendment relating to a debenture granted by J. & W. Baldwin (Holdings) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.577.********	Deed of Confirmation and Amendment relating to a debenture granted by The Baldwin Group Limited in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.578.********	Deed of Confirmation and Amendment relating to a debenture granted by Omni-Pac U.K. Limited in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.579.********	Deed of confirmation and amendment relating to a debenture granted by Ivex Holdings, Ltd. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.580.********
Deed of confirmation and amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.581.********	Deed of confirmation and amendment relating to a debenture granted by Kama Europe Limited in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.582.********	Deed of confirmation and amendment relating to a debenture granted by Reynolds Consumer Products (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.583.********
Deed of confirmation and amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.584.********	Deed of confirmation and amendment relating to a debenture granted by Reynolds Subco (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.585.********	Deed of confirmation and amendment relating to a debenture granted by Closure Systems International (UK) Limited in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.586.********
Deed of confirmation and amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.587.********	Deed of confirmation and amendment relating to a debenture granted by SIG Combibloc Limited in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.588.********
Deed of confirmation and amendment relating to a pledge of shares in SIG Combibloc Ltd. granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated
November 7, 2012

2.589.********
Deed of Confirmation and Amendment in respect of a security over cash agreement granted by CSI Hungary Manufacturing and Trading Limited Liability Company in favour of Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.590.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.591.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.592.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by CSI Lux following the merger with CSI Lux and RCP Lux, by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.593.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.594.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.595.********
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Consumer Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.596.********
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Presto Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.597.********	Security over Cash Agreement to be granted by Closure Systems International Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012
2.598.********
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) V S.A., dated as of
December 20, 2012, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.599.********	Pledge Over Bank Accounts Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon as collateral agent
2.600. ********	Termination and Release Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
4.1.*
Amendment No. 6 and Incremental Term Loan Assumption Agreement, dated August 9, 2011, by and among Reynolds Group Holdings Inc., Pactiv Corporation (now known as Pactiv LLC), Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for Lenders.

4.1.1.*
Second Amended and Restated Credit Agreement, dated as of August 9, 2011, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., SIG Euro Holding AG & Co KGAa, SIG Austria Holding GmbH, Pactiv Corporation (now known as Pactiv LLC), the other Borrowers set forth therein, Reynolds Group Holdings Limited, the Lenders and Credit Suisse AG, as administrative Agent (as filed as Annex A to Amendment No. 6 and Incremental Term Loan Assumption Agreement).

4.1.2.**
Borrowing Subsidiary Agreement, dated as of November 16, 2010, among Reynolds Group Holdings Inc., a Delaware corporation, Reynolds Consumer Products Holdings Inc. a Delaware corporation, Closure Systems International Holding Inc., a Delaware corporation, SIG Euro Holding AG & CO KGaA, a German partnership limited by shares, SIG Austria Holding GmbH, an Austrian limited liability company (Gesellschaft mit beschränkter Haftung), Closure Systems International B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands, Reynolds Group Holdings Limited a New Zealand limited liability company, Pactiv Corporation (now known as Pactiv LLC), a Delaware corporation and Credit Suisse AG, as administrative agent

4.1.3.	[Reserved]
4.1.4.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between SIG Combibloc Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.5.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between CSI Latin American Holdings Corporation, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.6.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.7.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between CSI Closure Systems Manufacturing de Centro America, S.R.L. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.8.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International Holdings (Japan) KK and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.9.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International Japan, Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.10.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International (UK) Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.11.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Reynolds Consumer Products (UK) Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.12.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between SIG Combibloc Procurement AG and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.13.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Reynolds Subco (UK) Limited (f/k/a BACO Consumer Products Limited) and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.14.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.15.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between SIG Asset Holdings Ltd. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.16.	[Reserved]
4.1.17.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between CSI Hungary Manufacturing and Trading Limited Liability Company and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.18.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Bienes Industriales del Norte S.A. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.19.**	Guarantor Joinder to the Credit Agreement, dated as of January 29, 2010, between CSI en Ensenada, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
4.1.20.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between CSI en Saltillo, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.21.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between CSI Tecniservicio, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.22.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Grupo CSI de Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.23.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Tecnicos de Tapas Innovativas S.A. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.24.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between SIG Combibloc Ltd., a Thailand entity and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.25.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.26.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of February 2, 2010, between Closure Systems International Americas, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.27.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Evergreen Packaging Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.28.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Evergreen Packaging USA Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.29.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Evergreen Packaging International (US) Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.30.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Blue Ridge Holding Corp., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.31.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Blue Ridge Paper Products Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.32.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between BRPP, LLC, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.33.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Evergreen Packaging Canada Limited, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.34.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Evergreen Packaging (Luxembourg) S.À.R.L., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.35.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Whakatane Mill Limited, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.36.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Evergreen Packaging International B.V., and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.37.	[Reserved]
4.1.38.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Evergreen Packaging Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.39.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 5, 2009 as amended by Amendment No. 1 dated as of January 21, 2010 (as further amended, supplemented or otherwise modified from time to time) of SIG Combibloc do Brasil Ltda. among Reynolds Group Holdings Inc. , Reynolds Consumer Products Holdings, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co KGAA, SIG Austria Holding GmbH, Closures Systems International BV, Reynolds Group Holdings Limited the Lenders listed there to and Credit Suisse AG, as administrative agent, dated March 30, 2010

4.1.40.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 5, 2009 as amended by Amendment No. 1 dated as of January 21, 2010 (as further amended, supplemented or otherwise modified from time to time) of SIG Beverages Brasil Ltda among Reynolds Group Holdings Inc. , Reynolds Consumer Products Holdings, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co KGAA, SIG Austria Holding GmbH, Closures Systems International BV, Reynolds Group Holdings Limited the Lenders listed there to and Credit Suisse AG, as administrative agent, dated
March 30, 2010

4.1.41.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
June 17, 2010, between Whakatane Mill Australia Pty Limited, and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.42.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.43.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Reynolds Metals Company de Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.44.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice México S. de R.L. de C.V.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.45.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Reynolds Packaging International B.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.46.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Ivex Holdings, Ltd. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.47.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Kama Europe Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.48.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of
May 4, 2010, between Reynolds Packaging Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.49.	[Reserved]
4.1.50.	[Reserved]
4.1.51.	[Reserved]

4.1.52.	[Reserved]
4.1.53.	[Reserved]
4.1.54.	[Reserved]
4.1.55.	[Reserved]
4.1.56.	[Reserved]
4.1.57.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Germany Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.58.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv International Holdings Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.59.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Management Company LLC and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.60.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between PCA West Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.61.	[Reserved]
4.1.62.	[Reserved]
4.1.63.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Packaging Inc. (formerly PWP Industries, Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.64.	[Reserved]
4.1.65.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Newspring Canada Inc. (amalgamated into Pactiv Canada Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.66.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Canada Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.67.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between 798795 Ontario Limited (amalgamated into Pactiv Canada Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.68.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between The Baldwin Group Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.69.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between J. & W. Baldwin (Holdings) Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.70.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Omni-Pac U.K. Limited and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.71.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of March 2, 2011, between Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft MBH, Omni-Pac Ekco GmbH Verpackungsmittel, Omni-Pac Gmbh Verpackungsmittel and Credit Suisse AG, as administrative agent.

4.1.72.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of April 19, 2011, between Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.73.	[Reserved]
4.1.74.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of August 19, 2011, between Bucephalas Acquisition Corp. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.75.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of September 8, 2011, between Graham Packaging Company Inc., GPC Holdings LLC, BCP/Graham Holdings L.L.C. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.76.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of October 14, 2011, between Reynolds Manufacturing, Inc., RenPac Holdings Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.77.***
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of March 20, 2012, between certain additional guarantors and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.78.********
Amendment No. 7 and Incremental Term Loan Assumption Agreement, dated as of September 28, 2012, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders.

4.1.79.********
Third Amended and Restated Credit Agreement, dated as of September 28, 2012, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Pactiv LLC, the other Borrowers set forth therein, Reynolds Group Holdings Limited, the Lenders party thereto and Credit Suisse AG, as Administrative Agent (as filed as Annex A to Amendment
No. 7 and Incremental Term Loan Assumption Agreement).

4.1.80.********
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 7, 2012, between International Tray Pads & Packaging, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.81.********
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 14, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.2.1.*
8% Senior Notes due 2016 Indenture, dated as of June 29, 2007, as amended, supplemented or otherwise modified, between, among others, Beverage Packaging Holdings II S.A., Reynolds Group Holdings Limited (formerly Rank Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) I S.A. Beverage Packaging Holdings (Luxembourg) III S.à r.l., The Bank of New York Mellon (formerly The Bank of New York) as trustee, principal paying agent, registrar and transfer agent and Credit Suisse AG (formerly Credit Suisse) as security agent, relating to the issuance by Beverage Packaging Holdings II S.A. of 8% Senior Notes due 2016 in the aggregate principal amount of €480,000,000

4.2.2.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Holding USA Inc., The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.3.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Inc., The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.4.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Group AG (formerly SIG Holding AG), The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.5.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG allCap AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.6.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc (Schweiz) AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.7.	[Reserved]
4.2.8.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Technology AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.9.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Beverages Germany GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.10.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Beteiligungs GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.11.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.12.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Holding GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.13.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Systems GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.14.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Combibloc Zerspanungstechnik GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.15.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Information Technology GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.16.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG International Services GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.17.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Euro Holding AG & Co. KG aA, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.2.18.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.19.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.20.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.21.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.22.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.23.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Group Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.24.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Group Issuer Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.25.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Group Issuer LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.26.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.27.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems International Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.28.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Packaging Machinery Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.29.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closure Systems Mexico Holdings LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.30.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between CSI Mexico LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.31.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Southern Plastics, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.32.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between CSI Sales & Technical Services Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.33.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.34.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Bakers Choice Products, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.35.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.36.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Consumer Products Inc. (formerly Reynolds Foil Inc.), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.37.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Reynolds Services Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.38.	[Reserved]
4.2.39.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between SIG Combibloc Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.40.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Closure Systems International (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.41.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Reynolds Consumer Products (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.42.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Reynolds Subco (UK) Limited (f/k/a BACO Consumer Products Limited), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.43.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between CSI Latin American Holdings Corporation, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.44.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.45.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between CSI Closure Systems Manufacturing de Centro America, S.R.L., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.46.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Closure Systems International Holdings (Japan) KK, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.47.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between Closure Systems International Japan, Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.48.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 2, 2009, between SIG Combibloc Procurement AG, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.49.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of January 29, 2010, between SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.50.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Blue Ridge Holding Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.51.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Blue Ridge Paper Products Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.52.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging International (US) Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.53.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.54.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging USA Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.55.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between BRPP, LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.56.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging Canada Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.57.	[Reserved]
4.2.58.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à r.l., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.59.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging México, S. de R.L. de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.60.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Evergreen Packaging International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.61.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of May 4, 2010, between Whakatane Mill Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.62.**
Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.63.**
Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Metals Company de Mexico S. de. R.L de C.V. , The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.64.**
Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Maxpack S. de. R.L de C.V. (succeeded by Pactiv Foodservice México, S. de R.L. de C.V.), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.65.**	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Packaging International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.66.**	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Kama Europe Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.67.**	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Ivex Holdings, Ltd., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.68.**	Supplemental Indenture to the 8% Senior Notes due 2016, dated September 1, 2010 among Reynolds Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.69.	[Reserved]
4.2.70.	[Reserved]
4.2.71.	[Reserved]
4.2.72.	[Reserved]
4.2.73.	[Reserved]
4.2.74.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 16, 2010, between Pactiv Corporation (now known as Pactiv LLC) The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.75.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 16, 2010, between Pactiv Factoring LLC, Pactiv RSA LLC, Pactiv Retirement Administration LLC, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., Pactiv Management Company LLC, PCA West Inc., Prairie Packaging, Inc., PWP Holdings, Inc., Pactiv Packaging Inc. (formerly PWP Industries, Inc.), Newspring Industrial Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.76.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 16, 2010, between The Baldwin Group Limited, J. & W. Baldwin (Holdings) Limited, Omni-Pac UK Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.77.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 16, 2010, between Newspring Canada Inc., Pactiv Canada Inc., 798795 Ontario Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.78.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft MBH, Omni-Pac Ekco GmbH Verpackungsmittel, Omni-Pac Gmbh Verpackungsmittel, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.79.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of April 19, 2011, among Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv Mexico, S. de R.L. de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.80.	[Reserved]
4.2.81.	[Reserved]
4.2.82.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 5, 2009, between Closures Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à.r.l.), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.83.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 20, 2007, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.84.**	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of August 19, 2011, between Bucephalas Acquisition Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.85.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of September 8, 2011, between Graham Packaging Company Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.86.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of September 8, 2011, between GPC Holdings LLC, BCP/Graham Holdings L.L.C., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.87.**
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of October 14, 2011, between Reynolds Manufacturing, Inc., RenPac Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.88.***	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of March 20, 2012, between certain additional guarantors, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.89.******	Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of June 15, 2012, between The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.2.90.********
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of November 7, 2012, between International Tray Pads & Packaging, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.2.91.********
Supplemental Indenture to the 8% Senior Notes due 2016 Indenture, dated as of December 14, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.1.*
9.5% Senior Subordinated Notes due 2017 Indenture, dated as of June 29, 2007, as amended, supplemented or otherwise modified, between, among others, Beverage Packaging Holdings II S.A., Reynolds Group Holdings Limited (formerly Rank Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) I S.A. Beverage Packaging Holdings (Luxembourg) III S.à r.l., The Bank of New York Mellon (formerly The Bank of New York) as trustee, principal paying agent, registrar and transfer agent and Credit Suisse AG (formerly Credit Suisse) as security agent, relating to the issuance by Beverage Packaging Holdings II S.A. of 9.5% Senior Subordinated Notes due 2017 in the aggregate principal amount of €420,000,000

4.3.2.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Holding USA Inc., The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.3.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Combibloc Inc., The Bank of New York Mellon (formerly The Bank of
New York) and Beverage Packaging Holdings II S.A.

4.3.4.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Combibloc Group AG (formerly SIG Holding AG), The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.5.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG allCap AG, The Bank of New York Mellon (formerly The Bank of
New York) and Beverage Packaging Holdings II S.A.

4.3.6.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Combibloc (Schweiz) AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.7.	[Reserved]
4.3.8.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Technology AG, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.9.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Beverages Germany GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.10.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Combibloc Beteiligungs GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.11.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Combibloc GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.12.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Combibloc Holding GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.13.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Combibloc Systems GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.14.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Combibloc Zerspanungstechnik GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.15.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Information Technology GmbH, The Bank of New York Mellon
(formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.16.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG International Services GmbH, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.17.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 20, 2007, between SIG Euro Holding AG & Co. KG aA, The Bank of New York Mellon (formerly The Bank of New York) and Beverage Packaging Holdings II S.A.

4.3.18.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Closure Systems International Holdings (Germany) GmbH, The Bank of
New York Mellon and Beverage Packaging Holdings II S.A.

4.3.19.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Closure Systems International Deutschland GmbH, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.20.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.21.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Closure Systems International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.22.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Consumer Products International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.23.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Group Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.24.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Group Issuer Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.25.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Group Issuer LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.26.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Closure Systems International Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.27.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Closure Systems International Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.28.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Packaging Machinery Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.29.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Closure Systems Mexico Holdings LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.30.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between CSI Mexico LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.31.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Southern Plastics, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.32.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between CSI Sales & Technical Services Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.33.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Consumer Products Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.34.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Bakers Choice Products, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.35.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Consumer Products, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.36.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Consumer Products Inc. (formerly Reynolds Foil Inc.), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.37.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 5, 2009, between Reynolds Services Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.38.	[Reserved]
4.3.39.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between SIG Combibloc Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.40.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between Closure Systems International (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.41.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between Reynolds Consumer Products (UK) Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.42.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between Reynolds Subco (UK) Limited (f/k/a BACO Consumer Products Limited), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.43.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between CSI Latin American Holdings Corporation, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.44.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.45.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between CSI Closure Systems Manufacturing de Centro America, S.R.L., The Bank of
New York Mellon and Beverage Packaging Holdings II S.A.

4.3.46.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between Closure Systems International Holdings (Japan) KK, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.47.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between Closure Systems International Japan, Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.48.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 2, 2009, between SIG Combibloc Procurement AG, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.49.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
January 29, 2010, between SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.50.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Blue Ridge Holding Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.51.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Blue Ridge Paper Products Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.52.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging International (US) Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.53.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.54.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging USA Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.55.**	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between BRPP, LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.3.56.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging Canada Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.57.	[Reserved]
4.3.58.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à r.l., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.59.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging México, S. de R.L. de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.60.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Evergreen Packaging International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.61.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 4, 2010, between Whakatane Mill Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.62.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.63.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Metals Company de Mexico S. de. R.L de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.64.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Maxpack S. de. R.L de C.V. (succeeded by Pactiv Foodservice México, S. de R.L. de C.V.), The Bank of
New York Mellon and Beverage Packaging Holdings II S.A.

4.3.65.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Packaging International B.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.66.**	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Kama Europe Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.3.67.**	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Ivex Holdings, Ltd., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.3.68.**	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Packaging Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.3.69.	[Reserved]
4.3.70.**	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017, dated September 1, 2010 among Reynolds Food Packaging LLC, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.3.71.	[Reserved]
4.3.72.	[Reserved]
4.3.73.	[Reserved]
4.3.74.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 16, 2010, between Pactiv Corporation (now known as Pactiv LLC), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.75.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 16, 2010, between Pactiv Factoring LLC, Pactiv RSA LLC, Pactiv Retirement Administration LLC, Pactiv Germany Holdings, Inc., Pactiv International Holdings Inc., Pactiv Management Company LLC, PCA West Inc., Prairie Packaging, Inc., Pactiv Packaging Inc. (formerly PWP Industries, Inc.), PWP Holdings, Inc., Newspring Industrial Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.76.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 16, 2010, between The Baldwin Group Limited, J. & W. Baldwin (Holdings) Limited, Omni-Pac UK Limited, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.77.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 16, 2010, between Newspring Canada Inc., Pactiv Canada Inc., 798795 Ontario Limited,
The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.78.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft MBH, Omni-Pac Ekco GmbH Verpackungsmittel, Omni-Pac Gmbh Verpackungsmittel, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.79.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of April 19, 2011, among Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv Mexico, S. de R.L. de C.V., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.80.	[Reserved]
4.3.81.	[Reserved]
4.3.82.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 2, 2011, between Closures Systems International (Luxembourg) S.à r.l.,(succeeded by Beverage Packaging Holdings (Luxembourg) III S.á,r.l.), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.83.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of May 2, 2011, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.84.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
August 19, 2011, between Bucephalas Acquisition Corp., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.85.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
September 8, 2011, between Graham Packaging Company Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.86.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
September 8, 2011, between GPC Holdings LLC, BCP/Graham Holdings L.L.C., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.87.**
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
October 14, 2011, between Reynolds Manufacturing, Inc., RenPac Holdings Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.88.***
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
October 14, 2011, between certain additional guarantors, The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.89.******	Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of June 15, 2011, between The Bank of New York Mellon and Beverage Packaging Holdings II S.A.
4.3.90.********
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
November 7, 2012, between International Tray Pads & Packaging, Inc., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.3.91.********
Supplemental Indenture to the 9.5% Senior Subordinated Notes due 2017 Indenture, dated as of
December 14, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A., The Bank of New York Mellon and Beverage Packaging Holdings II S.A.

4.4.1.
Indenture, dated September 29, 1999, by and between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.1 to Tenneco Packaging Inc.'s Registration Statement on Form S-4 (No. 333-82923) filed October 4, 1999)

4.4.2.
Second Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of
November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(c) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.3.
Fourth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(e) to Pactiv Corporation's Quarterly Report on Form 10-Q
(No. 1-15157) filed November 18, 1999)

4.4.4.
Fifth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(f) to Pactiv Corporation's Quarterly Report on Form 10-Q
(No. 1-15157) filed November 18, 1999)

4.4.5.
Sixth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Pactiv Corporation's Current Report on Form 8-K
(No. 1-15157) filed June 25, 2007)

4.4.6.
Seventh Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Pactiv Corporation's Current Report on Form 8-K
(No. 1-15157) filed June 25, 2007)

4.4.7.
Eighth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of October 21, 2010, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to Pactiv Corporation's Current Report on Form 8-K
(No. 1-15157) filed October 22, 2010)

4.4.8.
Indenture, dated as of October 7, 2004, among Graham Packaging Company, L.P. and GPC Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and The Bank of New York, as Trustee, relating to the Senior Subordinated Notes Due 2014 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated by reference to Exhibit 4.2 to Graham Packaging Holdings Company's Current Report on Form 8-K (No. 333-53603-03) filed
October 14, 2004)

4.4.9.
Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A
(No. 333-167976-18) filed October 5, 2010)

4.4.10.
Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.13 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.11.**
Supplemental Indenture, dated as of July 27, 2011, among Graham Packaging Company, L.P., GPC Capital Corp. I, Graham Packaging Holdings Company, the guarantors listed thereto and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014

4.4.12.
Indenture, dated as of November 24, 2009, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2017 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Holdings Company's Current Report on Form 8-K (No. 333-53603-03) filed November 24, 2009)

4.4.13.
Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.12 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.14.
Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.14 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.15.
Indenture, dated as of September 23, 2010, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2018 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Company Inc.'s Current Report on Form 8-K (No. 001-34621) filed September 29, 2010)

4.5.**
Reaffirmation Agreement, dated as of May 4, 2010 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee, principal agent, transfer agent and collateral agent, The Bank of New York Mellon, London Branch, as paying agent and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.1.**
Supplement, dated August 27, 2010, to the Reaffirmation Agreement dated as of May 4, 2010 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as Trustee under the 2009 Notes Indenture, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and collateral agent, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.2.**
Reaffirmation Agreement, dated as of November 16, 2010 among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Acquisition Corporation , Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.3.**
Supplement, dated January 14, 2011, to the Reaffirmation Agreement dated as of November 16, 2010 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as Trustee under the October 2010 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.4.**
Reaffirmation Agreement, dated as of February 1, 2011, among Reynolds Group Holdings Limited, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.5.**
Reaffirmation Agreement, dated as of February 9, 2011, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., Closure Systems International B.V., Pactiv Corporation (now known as Pactiv LLC), SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.6.**
Reaffirmation Agreement, dated March 2, 2011, among the Brazilian and German Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.7.**
Reaffirmation Agreement, dated March 2, 2011, among the Swiss Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the
October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.8.**
Reaffirmation Agreement, dated as of June 7, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.9.**	Reaffirmation Agreement,, dated August 5, 2011, among SIG Combibloc Ltd., Credit Suisse AG, as administrative agent under the Credit Agreement and Wilmington Trust (London) Limited as collateral agent
4.5.10.**
Reaffirmation Agreement, dated as of September 8, 2011, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, Closure Systems International B.V., Pactiv Corporation (now known as Pactiv LLC) , SIG Austria Holding GmbH, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of
New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.11.**
Reaffirmation Agreement, dated as of October 14, 2011, among SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and SIG Austria Holding GmbH, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the New 2011 Senior Secured Notes, The Bank of New York Mellon, as trustee under the 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.12.********
Reaffirmation Agreement, dated as of September 28, 2012, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., SIG Euro Holding AG & Co. KGaA, Closure Systems International B.V., SIG Austria Holding GmbH, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed on thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of
New York Mellon, as trustee under the November 2009 Senior Secured Notes Indenture and The Bank of
New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement.

4.5.13.********
Reaffirmation Agreement, dated as of November 7, 2012, among Reynolds Group Holdings Limited, the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of
New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the November 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement.

4.6.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.7.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - Germany)
4.8.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.9.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey - SIG)
4.10.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Hong Kong)
4.11.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.12.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Japan)
4.13.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.14.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.15.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Thailand - SIG)
4.16.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - CSI & RCP)

4.17.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.18.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.19.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States - CSI & RCP)
4.20.**	Indemnification Agreement, dated October 18, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Netherlands)
4.21.**	Letter of Indemnification, dated November 24, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.22.**
Amended and Restated Letter of Indemnification, dated December 15, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Supervisory Board of SIG Euro Holding AG & Co KGaA)

4.23.**	Letter of Indemnification, dated December 15, 2009, by Rank Group Limited for the benefit and in favour of Peter Holtmann (SIG Euro Holding AG & Co KGaA)
4.24.**
Deed Poll of Indemnification by Rank Group Limited relating to Directors and Officers of Rank Group Limited and other entities in favour and for the benefit of each Indemnified Person, dated December 22, 2009

4.25.**	Letter of Indemnification, dated February 15, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.26.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI Japan)
4.27.**	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Netherlands)
4.28.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - CSI & RCP)
4.29.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - United States)
4.30.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP Germany)
4.31.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Evergreen)
4.32.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Holding AG & Co KGaA)
4.33.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - Evergreen)
4.34.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Hong Kong)
4.35.**	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Netherlands)
4.36.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.37.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI Hong Kong)
4.38.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.39.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey - SIG)
4.40.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.41.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.42.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.43.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.44.**	Indemnification Agreement, dated June 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (SIG - Netherlands)
4.45.**	Letter of Indemnification, dated August 20, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG))
4.46.**	Indemnification Agreement, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.47.**	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (BP III - Luxembourg)
4.48.**	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom)
4.49.**	Agreement of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States)

4.50.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.51.**
Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - Closures, Reynolds Consumer Products and Reynolds Foodservice)

4.52.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.53.**	Indemnification Agreement, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.54.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
4.55.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.56.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures - Hong Kong)
4.57.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Hong Kong)
4.58.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey - SIG)
4.59.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.60.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
4.61.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.62.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Thailand - SIG)
4.63.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.64.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.65.**	Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Evergreen)
4.66.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.67.**
Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Closures, Reynolds Consumer Products and Reynolds Foodservice)

4.68.	[Reserved]
4.69.	[Reserved]
4.70.**	Indemnity to Gail D. Lilley from Pactiv Canada Inc., dated November 16, 2010
4.71.**	Agreement of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United States)
4.72.**	Deed Poll of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United Kingdom)
4.73.**	Letter of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - Germany)
4.74.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.75.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.76.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.77.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey - SIG)
4.78.**	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures and Evergreen - Hong Kong)
4.79.**	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.80.**	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
4.81.**	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.82.**	Indemnification Agreement, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.83.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)

4.84.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.85.**
Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - Closures, Reynolds Consumer Products, Reynolds Foodservice and Pactiv)

4.86.**	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.87.**
Agreement of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Closures, Reynolds Consumer Products, Evergreen, Reynolds Foodservice and Pactiv)

4.88.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.89.**	Letter of Indemnification, dated March 1, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - Germany)
4.90.**	Agreement of Indemnification, dated May 2, 2011, by , by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Dopaco - United States)
4.91.**
Indemnification Letter Agreement, dated as of October 15, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l., in connection with the purchase of the Closures business

4.92.**
Indemnification Letter Agreement, dated as of October 15, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l., in connection with the purchase of the Reynolds Consumer business

4.93.**	Indemnification Letter Agreement, dated as of April 25, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Carter Holt Harvey Limited
4.94.**	Indemnification Letter Agreement, dated as of September 1, 2010, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.
4.95.*	Transition Services Letter Agreement, dated as of November 5, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.
4.96.*	Information Sharing Agreement, dated as of April 7, 2010, between Carter Holt Harvey Limited, Carter Holt Harvey Pulp & Paper Limited, Evergreen Packaging Inc. and Blue Ridge Paper Products Inc.
4.97.*	CHH Super Deed of Participation, dated as of May 3, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.98.*	Carter Holt Harvey Limited Deed of Participation, dated as of May 3, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.99.*	Transition Services Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.100.*	IT Services Letter, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.101.*	Carton Board Supply Agreement (New Zealand), dated as of May 4, 2010 between Whakatane Mill Limited and Carter Holt Harvey Limited
4.102.*	Carton Board Supply Agreement (Australia), dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.103.*	Pulpwood Fiber Procurement Agency Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
4.104.*	Pulp Supply Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
4.105.*	NCC Fiber Supply Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.106.*	Waste Disposal Agreement, dated as of May 4, 2010 between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
4.107.*	Logistics Services Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.108.*	Trademark Assignment Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.109.*	Electricity Hedges Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.110.*	Evergreen Transition Services Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and Carter Holt Harvey Limited
4.111.*	Loan Agreement, between Rank Group Limited as borrower and Rank Group Holdings Limited (now known as Reynolds Group Holdings Limited), dated February 15, 2008
4.112.**	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.113.**	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.114.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Guernsey)
4.115.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)
4.116.**	Letter of Indemnification, dated July 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)
4.117.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan)

4.118.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.119.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.120.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
4.121.**
Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG Holdings UK Limited, SIG Combibloc Limited)

4.122.**
Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - SIG Holdings USA, SIG Combibloc Inc.)

4.123.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland)
4.124.**	Letter of Indemnification, dated July 19, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Thailand)
4.125.**
Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - Closures, Reynolds Consumer Products and Pactiv Foodservice)

4.126.**
Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Closures, Reynolds Consumer Products and Pactiv Foodservice)

4.127.**	Letter of Indemnification, dated October 5, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria)
4.128.**	Deed Poll of Indemnification, dated October 13, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Registration Statement)
4.129.**
Agreement of Indemnification dated October 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - RenPac and Reynolds Manufacturing)

4.130.**
Supply Agreement for years 2012-2013, dated February 1, 2012, between Stora Enso Oyj and SIG Combibloc Procurement AG (certain portions of the exhibit have been omitted pursuant to a request for confidential treatment)

4.131.******
Agreement of Indemnification dated March 12, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Graham Packaging Holdings Company and certain of its subsidiaries)

4.132.******
Deed Poll of Indemnification dated March 14, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) IV S.à.r.l.)

4.133.******	Agreement of Indemnification dated April 23, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands - Graham Packaging Holdings B.V.)
4.134.******	Agreement of Indemnification dated September 8, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States)
4.135.********
Agreement of Indemnification dated November 2, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - International Tray Pads & Packaging, Inc.)

4.136.
Purchase and Sale Agreement, dated as of November 7, 2012, among Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à.r.l., Beverage Packaging Factoring (Luxembourg) S.à.r.l. and the Sellers indentified on Annex I thereto (incorporated by reference to Exhibit 1 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.137.
Receivables Loan and Security Agreement, dated as of November 7, 2012, among Beverage Packaging Factoring (Luxembourg) S.à.r.l., Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à.r.l., Nieuw Amsterdam Receivables Corporation, as Conduit Lender, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Facility Agent for the Nieuw Amsterdam Lender Group and as a Committed Lender, the other Conduit Lenders, Committed Lenders and Facility Agents from time to time party thereto and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent (incorporated by reference to Exhibit 2 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.138.
Performance Undertaking Agreement, dated as of November 7, 2012, made by Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à.r.l. and the other Performance Guarantors identified on Annex I thereto in favor of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent (incorporated by reference to Exhibit 3 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.139.
Performance Undertaking Agreement, dated as of November 7, 2012, made by Reynolds Group Holdings Limited in favor of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.140.********
Deed Poll of Indemnification dated December 18, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) V S.A.)

7.1.†	Computation of Ratio of Earnings to Fixed Charges
8.1.********	List of Subsidiaries
12.1†	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to corresponding exhibit to the Issuers' registration statement on Form F-4 (No. 333-177693) filed on November 3, 2011.

**	Incorporated by reference to corresponding exhibit to the Issuers' registration statement on Form F-4/A (No. 333-177693) filed on February 9, 2012.

***	Incorporated by reference to corresponding exhibit to the Issuers' registration statement on Form F-4/A (No. 333-177693) filed on April 6, 2012.

****	Incorporated by reference to corresponding exhibit to the Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 11, 2012.

*****	Incorporated by reference to corresponding exhibit to the Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 30, 2012.

******	Incorporated by reference to corresponding exhibit to the Issuers' registration statement on Form F-4/A (No. 333-177693) filed on June 21, 2012.

*******	Incorporated by reference to corresponding exhibit to the Issuers' registration statement on Form F-4/A (No. 333-182332) filed on July 10, 2012.

********	Incorporated by reference to corresponding exhibit to Issuers' registration statement on Form F-4/A (No. 333-185285) filed on December 21, 2012.

†	Filed herein.

GLOSSARY OF SELECTED TERMS

Unless otherwise indicated or the context otherwise requires, in this annual report:

•	"2007 Notes” refers to the 2007 Senior Notes and the 2007 Senior Subordinated Notes.

•	“2007 Senior Notes” refers to the 8.0% senior notes due 2016.

•	“2007 Senior Subordinated Notes” refers to the 9.5% senior subordinated notes due 2017.

•	“2007 UK Intercreditor Agreement” refers to the amended intercreditor agreement described in the section “Item 10. Additional Information — Material Contracts — 2007 UK Intercreditor Agreement.”

•	“2009 Senior Secured Notes” refers, prior to the redemption, to the 7.750% senior secured notes due 2016.

•	“August 2011 Notes” refers to the August 2011 Senior Secured Notes and the August 2011 Senior Notes.

•	“August 2011 Senior Notes” refers to the 9.875% senior notes due 2019.

•	“August 2011 Senior Secured Notes” refers to the 7.875% senior secured notes due 2019.

•	“BP I” refers to Beverage Packaging Holdings (Luxembourg) I S.A., a direct subsidiary of RGHL. BP I guarantees the Reynolds Notes, the 2007 Notes and the Senior Secured Credit Facilities.

•
“BP II” refers to Beverage Packaging Holdings (Luxembourg) II S.A., a sister company of BP I and a direct subsidiary of RGHL. BP II is the issuer of the 2007 Notes. BP II does not guarantee the Reynolds Notes or the Senior Secured Credit Facilities.

•
“BP III” refers to Beverage Packaging Holdings (Luxembourg) III S.à r.l., a direct subsidiary of BP I and an indirect wholly-owned subsidiary of RGHL. BP III guarantees the Reynolds Notes, the 2007 Notes and the Senior Secured Credit Facilities.

•	“CHH” refers to Carter Holt Harvey Limited, a New Zealand company and an indirect wholly-owned subsidiary of Rank Group.

•	“February 2011 Notes” refers to the February 2011 Senior Secured Notes and the February 2011 Senior Notes.

•	“February 2011 Senior Notes” refers to the 8.250% senior notes due 2021.

•	“February 2011 Senior Secured Notes” refers to the 6.875% senior secured notes due 2021.

•	“February 2012 Senior Notes” refers to the 9.875% senior notes due 2019.

•	“First Lien Intercreditor Agreement” refers to the intercreditor agreement described in the section “Item 10. Additional Information — Material Contracts — First Lien Intercreditor Agreement.”

•
“Graham Packaging Notes” refers, prior to the redemption, to (i) the 9.875% senior subordinated notes due 2014, or the “Graham Packaging 2014 Notes,” (ii) the 8.25% senior notes due 2017, or the “Graham Packaging 2017 Notes,” and (iii) the 8.25% senior notes due 2018, or the “Graham Packaging 2018 Notes.”

•	“Issuers” refers to the US Issuer, the US Co-Issuer and the Lux Issuer. The Issuers are each wholly-owned indirect subsidiaries of RGHL.

•	“Lux Issuer” refers to Reynolds Group Issuer (Luxembourg) S.A., an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes.

•	“May 2010 Senior Notes” refers to the 8.500% senior notes due 2018.

•	“October 2010 Notes” refers to the October 2010 Senior Secured Notes and the October 2010 Senior Notes.

•	“October 2010 Senior Notes” refers to the 9.000% senior notes due 2019.

•	“October 2010 Senior Secured Notes” refers to the 7.125% senior secured notes due 2019.

•
“Original Senior Secured Credit Facilities” refers to the senior secured credit facilities governed by the credit agreement entered into on November 5, 2009, as amended from time to time. The Original Senior Secured Credit Facilities were repaid in full with proceeds from the term loans under the Senior Secured Credit Facilities and part of the proceeds from the offering of the February 2011 Notes.

The Original Senior Secured Credit Facilities consisted of: (i) $1,035 million of U.S. term loans, or the “Original U.S. Term Loans,” which were borrowed on November 5, 2009; (ii) $800 million of U.S. Tranche C term loans, or the “Original Tranche C Term Loans,” which were borrowed on May 4, 2010; (iii) $500 million of U.S. Tranche A term loans, or the “Original Tranche A Term Loans,” and $1,520 million of U.S. Tranche D term loans, or the “Original Tranche D Term Loans,” which were borrowed on November 16, 2010; (iv) €250 million of European term loans, or the “Original European Term Loans,” which were borrowed on November 5, 2009; (v) a U.S. revolving credit facility of $120 million; and (vi) a European revolving credit facility of €80 million.

•
“Pactiv Notes” refers to (i) the 8.125% Debentures due June 15, 2017, or the “Pactiv 2017 Debentures,” (ii) the 6.400% Notes due January 15, 2018, or the “Pactiv 2018 Notes,” (iii) the 7.950% Debentures due December 15, 2025, (iv) the 8.375% Senior Notes due April 15, 2027,

or the “Pactiv 2027 Notes,” and (v) prior to the redemption on March 16, 2012, the 5.785% Notes due July 15, 2012, or the “Pactiv 2012 Notes.” Each series of Pactiv Notes was issued by Pactiv LLC (formerly Pactiv Corporation).

•	“Reynolds Notes” refers to the Reynolds Senior Secured Notes and the Reynolds Senior Notes.

•	“Reynolds Senior Notes” refers to the outstanding May 2010 Senior Notes, October 2010 Senior Notes, February 2011 Senior Notes, August 2011 Senior Notes and February 2012 Senior Notes.

•
“Reynolds Senior Secured Notes” refers to the outstanding October 2010 Senior Secured Notes, February 2011 Senior Secured Notes, August 2011 Senior Secured Notes and September 2012 Senior Secured Notes.

•
“Securitization Facility” refers to the receivables loan and security agreement entered into on November 7, 2012, by certain members of the RGHL Group, pursuant to which the RGHL Group can borrow up to $600 million.

•	“September 2012 Senior Secured Notes” refers to the 5.750% senior secured notes due 2020.

•	“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Graeme Hart, our strategic owner.

•	“RGHL” refers to Reynolds Group Holdings Limited. RGHL guarantees the Reynolds Notes, the 2007 Notes and the Senior Secured Credit Facilities.

•	“RGHL Group” refers to RGHL and its consolidated subsidiaries.

•
“Senior Secured Credit Facilities” refers to the $2,235 million senior secured U.S. term loans, the €300 million senior secured European term loans, the $120 million senior secured revolving credit facility and the €80 million senior secured revolving credit facility.

•	“US Co-Issuer” refers to Reynolds Group Issuer LLC, an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes.

•	“US Issuer” refers to Reynolds Group Issuer Inc., an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes.

7.1 Computation of Ratio of Earnings to Fixed Charges

(In $ million)	2012	2011	2010	2009	2008
Earnings
Pre-tax income (loss) from continuing operations	(67)	(473)	(19)	266	(250)
Distributed income of equity investees	7	8	4	1	—
Fixed charges	1,739	1,385	667	399	423
Less:
Share of profit of associates and joint ventures, net of income tax	(27)	(17)	(18)	(11)	(6)
Non-controlling interests	(1)	(2)	—	—	—
Interest capitalized	(4)	(4)	(1)	(3)	(1)
Total Earnings	1,647	897	633	652	166

Fixed Charges
Interest expense and capitalized	1,422	1,197	520	317	379
Amortized premiums, discounts and capitalized expenses related to indebtedness	61	37	33	29	29
Fair value adjustment of acquired notes	(2)	(14)	(1)	—	—
Loss on extinguishment of debt	213	129	—	—	—
Unamortized debt issue costs written off	—	—	—	36	—
2010 debt commitment letter & related costs	—	—	98	—	—
Estimate of interest in rental expense	45	36	17	17	16
Total Fixed Charges	1,739	1,385	667	399	424

Ratio of Earnings to Fixed Charges	—	—	—	1.6x	—

Additional Pre-tax Earnings to Achieve 1:1 Ratio	92	488	34	—	258

12.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited (the "Company"), certify that:

1.     I have reviewed this annual report on Form 20-F of the Company;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.     The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)    Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the periods covered by the annual report that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting; and

5.     The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
March 12, 2013

12.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited (the "Company"), certify that:

1.     I have reviewed this annual report on Form 20-F of the Company;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.     The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)    Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the periods covered by the annual report that has materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting; and

5.     The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
March 12, 2013

13.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited (the "Company"), certify that:

(a)    The annual report of the Company for the year ended December 31, 2012 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(b)    The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
March 12, 2013

13.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited (the "Company"), certify that:

(a)    The annual report of the Company for the year ended December 31, 2012 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(b)    The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
March 12, 2013

Reynolds Group Holdings Limited

Financial statements for the year ended
December 31, 2012

Reynolds Group Holdings Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Reynolds Group Holdings Limited and its subsidiaries (the "Company") at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois
March 12, 2013

Reynolds Group Holdings Limited
Statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2012	2011*	2010*
Revenue		13,830	11,819	6,801
Cost of sales	**	(11,210)	(9,725)	(5,524)
Gross profit		2,620	2,094	1,277
Other income	6	114	57	75
Selling, marketing and distribution expenses	**	(348)	(347)	(231)
General and administration expenses	**	(846)	(628)	(392)
Other expenses	7	(230)	(268)	(80)
Share of profit of associates and joint ventures, net of income tax	16	27	17	18
Profit from operating activities		1,337	925	667
Financial income	10	286	22	66
Financial expenses	10	(1,690)	(1,420)	(752)
Net financial expenses		(1,404)	(1,398)	(686)
Income (loss) before income tax		(67)	(473)	(19)
Income tax benefit (expense)	11	37	56	(78)
Profit (loss) for the year		(30)	(417)	(97)
Other comprehensive income (loss) for the year, net of income tax
Exchange differences on translating foreign operations		12	(26)	243
Transfers from foreign currency translation reserve to profit and loss		—	—	49
Total other comprehensive income (loss) for the year, net of income tax		12	(26)	292
Total comprehensive income (loss) for the year		(18)	(443)	195
Profit (loss) attributable to:
Equity holder of the Group		(31)	(419)	(97)
Non-controlling interests		1	2	—
		(30)	(417)	(97)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(19)	(444)	196
Non-controlling interests		1	1	(1)
		(18)	(443)	195

*	Revenue and other income for the years ended December 31, 2011 and 2010 have been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6.

**	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 15, and 27.

The statements of comprehensive income should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of financial position

		As of December 31,
(In $ million)	Note	2012	2011
Assets
Cash and cash equivalents		1,556	597
Trade and other receivables	12	1,443	1,509
Inventories	13	1,612	1,764
Current tax assets	11	46	39
Assets held for sale		21	70
Derivatives		5	1
Other assets		79	65
Total current assets		4,762	4,045
Non-current receivables	12	354	326
Investments in associates and joint ventures	16	141	119
Deferred tax assets	11	40	29
Property, plant and equipment	14	4,363	4,546
Investment properties		32	29
Intangible assets	15	12,274	12,545
Derivatives	22	374	122
Other assets		168	150
Total non-current assets		17,746	17,866
Total assets		22,508	21,911
Liabilities
Bank overdrafts		2	3
Trade and other payables	17	1,808	1,760
Liabilities directly associated with assets held for sale		—	20
Borrowings	18	524	521
Current tax liabilities	11	149	165
Derivatives		13	16
Employee benefits	19	270	228
Provisions	20	91	98
Total current liabilities		2,857	2,811
Non-current payables	17	53	38
Borrowings	18	17,378	16,625
Deferred tax liabilities	11	1,412	1,548
Employee benefits	19	891	936
Provisions	20	120	134
Total non-current liabilities		19,854	19,281
Total liabilities		22,711	22,092
Net liabilities		(203)	(181)
Equity
Share capital	21	1,695	1,695
Reserves		(1,205)	(1,217)
Accumulated losses		(714)	(681)
Equity attributable to equity holder of the Group		(224)	(203)
Non-controlling interests		21	22
Total equity (deficit)		(203)	(181)

The statements of financial position should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of changes in equity

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2010)		1,654	76	(513)	(129)	1,088	16	1,104
Issue of shares (net of issue costs)	21	947	—	—	—	947	—	947
Total comprehensive income (loss) for the year:
Profit (loss) after tax		—	—	—	(97)	(97)	—	(97)
Foreign currency exchange translation reserve		—	293	—	—	293	(1)	292
Total comprehensive income (loss) for the year		—	293	—	(97)	196	(1)	195
Common control transactions	25	(906)	—	(1,048)	—	(1,954)	—	(1,954)
Purchase of non-controlling interest		—	—	—	3	3	(5)	(2)
Non-controlling interests acquired through business combinations		—	—	—	—	—	18	18
Disposal of business		—	—	—	—	—	(3)	(3)
Dividends paid		—	—	—	(39)	(39)	(2)	(41)
Balance as of December 31, 2010		1,695	369	(1,561)	(262)	241	23	264
Balance at the beginning of the year (January 1, 2011)		1,695	369	(1,561)	(262)	241	23	264
Total comprehensive income (loss) for the year:
Profit (loss) after tax		—	—	—	(419)	(419)	2	(417)
Foreign currency exchange translation reserve		—	(25)	—	—	(25)	(1)	(26)
Total comprehensive income (loss) for the year		—	(25)	—	(419)	(444)	1	(443)
Dividends paid to non-controlling interests	21	—	—	—	—	—	(2)	(2)
Balance as of December 31, 2011		1,695	344	(1,561)	(681)	(203)	22	(181)
Balance at the beginning of the year (January 1, 2012)		1,695	344	(1,561)	(681)	(203)	22	(181)
Total comprehensive income (loss) for the year:
Profit (loss) after tax		—	—	—	(31)	(31)	1	(30)
Foreign currency exchange translation reserve		—	12	—	—	12	—	12
Total comprehensive income (loss) for the year		—	12	—	(31)	(19)	1	(18)
Purchase of non-controlling interest		—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2012		1,695	356	(1,561)	(714)	(224)	21	(203)

The statements of changes in equity should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Cash flows from operating activities
Cash received from customers		13,908	11,486	6,798
Cash paid to suppliers and employees		(11,287)	(9,868)	(5,635)
Interest paid		(1,427)	(1,003)	(451)
Income taxes paid, net of refunds received		(133)	(88)	(125)
Premium on extinguishment of loans and borrowings		(101)	—	—
Payment of change of control and other acquisition costs		—	(84)	(181)
Payment to related party for management fee	23	(32)	—	—
Payment to related party for use of tax losses		(10)	—	(23)
Net cash from operating activities		918	443	383
Cash flows used in investing activities
Purchase of Whakatane Mill	23	—	—	(46)
Acquisition of property, plant and equipment and investment properties		(629)	(511)	(319)
Proceeds from sale of property, plant and equipment, investment properties and other assets		38	71	32
Acquisition of intangible assets		(21)	(9)	(18)
Acquisition of businesses, net of cash acquired	26	(33)	(2,048)	(4,386)
Disposal of businesses, net of cash disposed		95	—	33
Disposal of other investments		—	—	10
Pre-acquisition advance to Graham Packaging		—	(20)	—
Receipt of related party advances		—	—	97
Interest received		4	7	5
Dividends received from joint ventures		7	8	4
Net cash used in investing activities		(539)	(2,502)	(4,588)
Cash flows from financing activities
Acquisitions of business under common control		—	—	(1,958)
Drawdown of loans and borrowings:
Securitization Facility		540	—	—
September 2012 Credit Agreement		2,623	—	—
September 2012 Senior Secured Notes		3,250	—	—
February 2012 Senior Notes		1,250	—	—
August 2011 Credit Agreement		—	4,666	—
August 2011 Notes		—	2,482	—
February 2011 Notes		—	2,000	—
October 2010 Notes		—	—	3,000
May 2010 Notes		—	—	1,000
2009 Credit Agreement		—	10	2,820
Other borrowings		26	13	2
Repayment of loans and borrowings:
Securitization Facility		(40)	—	—
September 2012 Credit Agreement		(6)	—	—
2011 Credit Agreement		(4,571)	(75)	—
2009 Credit Agreement		—	(4,168)	(38)
2009 Senior Secured Notes		(1,697)	—	—
Graham Packaging borrowings assumed	26	—	(1,935)	—
Graham Packaging Notes assumed	26	(388)	(470)	—
Pactiv 2012 Notes assumed	26	(249)	—	—

Reynolds Group Holdings Limited
Statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Pactiv borrowings assumed	26	—	—	(397)
Blue Ridge Facility		—	—	(43)
Other borrowings		(53)	(4)	(4)
Payment of liabilities arising from Graham Packaging Acquisition*		—	(252)	—
Premium on Graham Packaging 2017 and 2018 Notes		—	(5)	—
Proceeds from issues of share capital		—	—	322
Related party borrowings (repayments)		(23)	25	—
Payment of debt transaction costs		(105)	(279)	(317)
Purchase of non-controlling interests		—	—	(3)
Dividends paid to related parties and non-controlling interests		(2)	(2)	(39)
Net cash from financing activities		555	2,006	4,345
Net increase (decrease) in cash and cash equivalents		934	(53)	140
Cash and cash equivalents at the beginning of the year		594	652	514
Effect of exchange rate fluctuations on cash held		26	(5)	(2)
Cash and cash equivalents as of December 31		1,554	594	652
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,556	597	664
Bank overdrafts		(2)	(3)	(12)
Cash and cash equivalents as of December 31		1,554	594	652

*	Includes amounts paid under a pre-acquisition income tax receivable agreement with certain pre-IPO shareholders that required payment as a result of the acquisition.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of cash flows

Reconciliation of the profit for the year with the net cash from operating activities

	For the year ended December 31,
(In $ million)	2012	2011	2010
Profit (loss) for the year	(30)	(417)	(97)
Adjustments for:
Depreciation of property, plant and equipment	774	650	317
Depreciation of investment properties	—	1	2
Asset impairment charges	52	12	29
Amortization of intangible assets	360	321	185
Net foreign currency exchange loss	8	7	3
Change in fair value of derivatives	(7)	26	(4)
Loss (gain) on sale of property, plant and equipment and non-current assets	—	1	(5)
Gains on sale of businesses and investment properties	(68)	(5)	(16)
CSI Americas gain on acquisition	—	—	(10)
Net financial expenses	1,404	1,398	686
Share of profit of equity accounted investees	(27)	(17)	(18)
Income tax (benefit) expense	(37)	(56)	78
Interest paid	(1,427)	(1,003)	(451)
Income taxes paid, net of refunds received	(133)	(88)	(125)
Premium on extinguishment of loans and borrowings	(101)	—	—
Change in trade and other receivables	69	(56)	(45)
Change in inventories	157	(171)	41
Change in trade and other payables	(25)	(6)	13
Change in provisions and employee benefits	(24)	(154)	(202)
Change in other assets and liabilities	(27)	—	2
Net cash from operating activities	918	443	383

Significant non-cash financing and investing activities

During the year ended December 31, 2012, related party interest income of $17 million (2011: $16 million; 2010: $14 million) was capitalized as part of the non-current related party receivable balance. Refer to note 23.

During the year ended December 31, 2010, Evergreen Packaging Inc. (“EPI”) issued shares to Evergreen Packaging US, its parent company at the time of issue, in exchange for the novation of external borrowings, net of debt issue costs, in amounts of CA$30 million ($29 million), NZ$776 million ($568 million) and $28 million.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Statements of cash flows

Acquisitions and disposals of businesses

	For the year ended December 31,
	2012		2011		2010
(In $ million)	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(30)	—	(2,192)	—	(4,488)	33
Net cash (bank overdraft) acquired (disposed of)	—	—	144	—	102	—
Consideration received, satisfied in notes receivable	—	—	—	—	—	14
Consideration subject to post-closing adjustments	—	—	—	—	—	1
	(30)	—	(2,048)	—	(4,386)	48
Cash and cash equivalents, net of bank overdrafts	—	—	(144)	—	(102)	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	—	—	(10)
Amounts reclassified from foreign currency translation reserve	—	—	—	—	—	1
Net assets (acquired) disposed of	(30)	—	(2,192)	—	(4,488)	39
Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	—	—	(144)	—	(102)	—
Trade and other receivables	(4)	—	(361)	—	(475)	12
Inventories	(2)	—	(350)	—	(557)	8
Current tax assets	—	—	(4)	—	(49)	—
Assets held for sale	—	—	(10)	—	—	—
Derivative assets	—	—	(9)	—	—	—
Investment in associates and joint ventures	—	—	(1)	—	—	3
Deferred tax assets	—	—	(6)	—	(38)	—
Property, plant and equipment	(6)	—	(1,526)	—	(1,443)	23
Intangible assets (excluding goodwill)	(21)	—	(2,463)	—	(2,719)	—
Goodwill	(1)	—	(1,754)	—	(2,931)	—
Other current and non-current assets	—	—	(36)	—	(60)	—
Trade and other payables	4	—	720	—	425	(8)
Current tax liabilities	—	—	39	—	—	—
Borrowings	—	—	2,851	—	1,485	—
Deferred tax liabilities	—	—	629	—	877	—
Provisions and employee benefits	—	—	233	—	1,071	—
Net assets (acquired) disposed of	(30)	—	(2,192)	—	(4,516)	38
Gain on acquisition	—	—	—	—	10	—
Amounts reclassified from foreign currency translation reserve	—	—	—	—	—	1
Non-controlling interests	—	—	—	—	18	—
	(30)	—	(2,192)	—	(4,488)	39
Refer to note 26 for further details of acquisitions.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The financial statements of Reynolds Group Holdings Limited as of and for the year ended December 31, 2012, comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as "the Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is c/o: Bell Gully, Level 22, Vero Centre, 48 Shortland Street, Auckland, New Zealand.

2.    Basis of preparation

The financial statements as of and for the year ended December 31, 2011 have been revised to reflect the finalization of the purchase accounting related to the acquisition of Graham Packaging. Refer to note 2.6 and note 26 for further information.

2.1    Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC Interpretations as issued by the International Accounting Standards Board ("IASB").

The financial statements were approved by the Board of Directors (the “Directors”) on March 12, 2013 in Chicago, Illinois (March 13, 2013 in Auckland, New Zealand).

2.2    Going concern

The financial statements have been prepared using the going concern assumption.

The statement of financial position as of December 31, 2012 presents negative equity of $203 million compared to negative equity of $181 million as of December 31, 2011. The increase in negative equity is primarily attributable to the current year loss, partially offset by the change in foreign currency translation reserve. The total equity was reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Refer to note 3.1(c). The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of December 31, 2012, the common control transactions had generated a cumulative reduction in equity of $1,561 million.

2.3    Basis of measurement

The financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the statement of comprehensive income, statement of changes in equity and statement of cash flows for the current year is for the twelve month period ended December 31, 2012. Information for the comparative years is for the twelve month periods ended December 31, 2011 and December 31, 2010.

2.4    Presentation currency

These financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is described in note 4.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

2.6    Comparative information

During the year ended December 31, 2012, the Group made an adjustment in its Evergreen segment to conform its presentation of scrap and by-product sales. The adjustment increased revenue and decreased other income by $30 million and $27 million for the years ended December 31, 2011 and December 31, 2010, respectively. The adjustment had no impact on EBITDA, Adjusted EBITDA and the statement of cash flows for the years ended December 31, 2011 and December 31, 2010.

In connection with the integration of the acquired Pactiv operations into the Reynolds Consumer Products and Pactiv Foodservice segments, the Group has completed a number of internal reorganizations which now enable these segments to report inventory transfers as inter-segment revenue and cost of sales. As a result, the Group revised its policy for recording inventory transfers from the Pactiv Foodservice segment to the Reynolds Consumer Products segment to present the transfers as inter-segment revenue effective in the first quarter of 2012. Prior to this, inter-segment inventory transfers had been recorded within the combined businesses' shared balance sheet and not as inter-segment revenue. To conform to the current period presentation, information with respect to business segment reporting as presented for the years ended December 31, 2011 and December 31, 2010 has been revised for the Pactiv Foodservice segment. As a result of this revision, inter-segment revenue of the Pactiv Foodservice segment increased by $503 million and $64 million for the years ended December 31, 2011 and December 31, 2010, respectively, with corresponding increases in the corporate inter-segment revenue elimination. The revision had no impact on segment gross profit, profit from operating activities, EBITDA, Adjusted EBITDA, net loss and the statement of cash flows for the years ended December 31, 2011 and December 31, 2010.

During the year ended December 31, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. Since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the year ended December 31, 2012. There was no impact on Adjusted EBITDA and the statement of cash flows. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of December 31, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.

During the year ended December 31, 2012, the Group made adjustments to correct certain deferred tax balances for errors identified during the year. The first adjustment was to increase income tax benefit and net profit by $3 million for an error in the recognition of unrecognized deferred tax assets for certain Luxembourg entities and was recorded in the second quarter of 2012. The second adjustment was to increase income tax benefit and net profit by $11 million for errors in tax basis depreciation and application of appropriate tax rates and was recorded in the fourth quarter of 2012. These adjustments had no impact on EBITDA, Adjusted EBITDA or the statement of cash flows for the year ended December 31, 2012. The adjustments did not have a material impact on any current or previously reported interim or annual financial statements.

The Group records embedded derivatives at fair value each quarter with fair value adjustments recorded to financial income or expenses. During the year ended December 31, 2012, the Group identified errors in the first quarter, second quarter and third quarter valuations of embedded derivatives that were corrected in the fourth quarter of 2012. The errors and correction resulted in the (understatement) overstatement of first quarter, second quarter, third quarter and fourth quarter net financial expenses in 2012 by $3 million, $11 million, ($27) million and $13 million, respectively. The adjustments had no impact on full year 2012 net financial expenses. These adjustments also had no impact on EBITDA, Adjusted EBITDA or the statement of cash flows for any quarter in 2012 and did not have a material impact on any previously reported interim financial statements in 2012.

On May 4, 2010, indirect subsidiaries of the Company acquired the business operations of Evergreen. On September 1, 2010, indirect subsidiaries of the Company acquired the business operations of the Reynolds foodservice packaging business. Prior to these transactions, these businesses were under the common ownership of the ultimate sole shareholder, Mr. Graeme Hart. This type of transaction is defined as a business combination under common control, which falls outside of the scope of IFRS 3 (revised) “Business Combinations.” In accordance with the Group’s accounting policy for business combinations under common control, as described in note 3.1(c), the Group has compiled the comparative financial information as though the entities had always been combined from the common control date forward.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements by all Group entities.

3.1    Basis of consolidation

(a)    Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control exists when the parent of the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date control (or effective control) commences until the date that control ceases.

The Group has adopted IFRS 3 (revised) “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (2008) for each acquisition or business combination occurring on or after January 1, 2010. All business combinations occurring on or after January 1, 2010 have been accounted for using the acquisition method, while those prior to this date have been accounted for using the purchase method.

The cost of an acquisition under the acquisition method of accounting is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

During the measurement period, an acquirer can report provisional information for a business combination if by the end of the reporting period in which the combination occurs the accounting is incomplete. The measurement period, however, ends at the earlier of when the acquirer has received all of the necessary information to determine the fair values or one year from the date of the acquisition.

The cost of an acquisition under the purchase method of accounting is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interests. Final values for a business combination are determined within twelve months of the date of the acquisition.

Refer to note 26 for disclosure of acquisitions in the current and comparative years.

(b)    Joint ventures and associates

Joint ventures are those operations, entities or assets in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in jointly controlled entities (joint ventures) and associates are accounted for using the equity method of accounting (equity accounted investees) and are initially recognized at cost. Investments in associates include goodwill identified on acquisition, net of accumulated impairment losses, if any.

(c)    Transactions between entities under common control

Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.

Acquisitions of businesses under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•
premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the share capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve;

•	the financial statements incorporate the acquired entities' results as if the acquirer and the acquiree had always been combined from the date of common ownership; and

•
the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e. from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(d)    Transactions eliminated on consolidation

Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the financial statements. Unrealized gains arising from transactions with joint ventures and associates are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

(e)    Transactions with non-controlling interests

The Group accounts for transactions with non-controlling interests as transactions with the equity owner of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

3.2    Foreign currency

(a)    Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is NZ$.

(b)    Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated to the functional currency of the respective entities at the foreign currency exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency of the respective entities at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in the statement of comprehensive income as a component of profit or loss, unless the underlying transaction is recognized directly in equity.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

(c)    Foreign operations

The results of operations and financial position of those entities that have a functional currency different from the presentation currency of the Group are translated into the Group's presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing exchange rate at the reporting date of the statement of financial position;

(ii)	income and expense items for each profit or loss item are translated at average exchange rates;

(iii)	items of other comprehensive income are translated at average exchange rates; and

(iv)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized as part of the gain or loss on the sale in the statement of comprehensive income as a component of the profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated on this basis.

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,		As of December 31,
	2012	2011	2012	2011
1 €	1.29	1.39	1.32	1.32
10 MXN	0.76	0.80	0.77	0.71
1 NZ$	0.81	0.79	0.82	0.77
1 CA$	1.00	1.01	1.01	0.98

3.3    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, receivables, available-for-sale financial assets, trade and other payables and interest bearing borrowings.

A non-derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Non-derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through the profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to offset exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Upon initial acquisition the Group classifies its financial instruments in one of the following categories, which is dependent on the purpose for which the financial instruments were acquired or assumed.

(a)    Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included in borrowings and are classified as current liabilities on the statement of financial position except if repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, bank overdrafts are included as a component of cash and cash equivalents.

(b)    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for instruments with maturities greater than twelve months from the reporting date, which are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables (including related party receivables) which are stated at their cost less provisions for doubtful debts.

Certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million. The terms of this agreement do not result in the derecognition of the trade receivables by the Group.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. Given the short-term nature of trade receivables the carrying amount is a reasonable approximation of fair value.

(c)    Other liabilities

Other liabilities are comprised of all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group's other liabilities comprise trade and other payables and interest bearing borrowings, including those with related parties. The Group's other liabilities are measured as follows:

(i)	Trade and other payables
Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are stated at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are stated at amortized cost using the effective interest method.

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

3.4    Derivative financial instruments

A derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of an instrument at the trade date.

All derivatives are recognized at fair value based on a valuation model which includes consideration of credit risk, where applicable, and discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date. Transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of the profit or loss unless the derivative financial instrument qualifies for hedge accounting, and the Group elects to apply hedge accounting.

Derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to offset exists.

Derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the instrument expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset.

Derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

Embedded derivatives are separated from the host contract and accounted for separately if the following conditions are met:

(i)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(ii)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(iii)	the combined instrument is not measured at fair value through profit or loss.

At the time of initial recognition of the embedded derivative an equal adjustment is also recognized against the host contract. The adjustment against the host contract is amortized over the remaining life of the host contract using the effective interest method.

Any embedded derivatives that are separated are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of profit or loss.

3.5    Inventories

(a)    Raw materials, work in progress and finished goods

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale.

(b)    Engineering and maintenance materials

Engineering and maintenance materials (representing either critical or long order components) are measured at the lower of cost and net realizable value. The cost of these inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is determined with reference to the cost of replacement of such items in the ordinary course of business compared to the current market prices.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

3.6    Property, plant and equipment

(a)    Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (if any).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of property, plant and equipment acquired in a business combination is determined by reference to its fair value at the date of acquisition (refer to note 3.1(a)). The cost of self-constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

The fair values of items of property, plant and equipment recognized as a result of a business combination are based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of property, plant and equipment is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)    Investment property

When the use of a property changes from owner-occupied to investment property, the property is reclassified to investment property at its carrying value at the date of transfer.

(d)    Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalized until such time as the assets are substantially ready for their intended use. The interest rate used for capitalization equates to the effective interest rate on debt where general borrowings are used or the relevant interest rate where specific borrowings are used to finance the construction.

(e)    Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(f)    Depreciation

Depreciation is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset. Land is not depreciated.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings 20 to 50 years

•	Plant and equipment 3 to 25 years

•	Furniture and fixtures 3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds (if any) at the time of disposal with the net carrying amount of the asset.

3.7    Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)    The Group as lessor - finance and operating leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases.

Payments received under finance leases are apportioned between financial income and the reduction of the outstanding receivable balance. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Lease income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and amortized on a straight-line basis over the lease term.

(b)    The Group as lessee - finance and operating leases

Upon initial recognition the finance leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included in loans and borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.3(c)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under finance leases are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which are recognized in the statement of comprehensive income as a component of profit or loss are allocated to each period during the lease term so as to reflect a constant rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for in the periods in which the payments are incurred.

Payments made under operating leases are recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the terms of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the year in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.

In the event that lease incentives are received to enter into an operating lease, such incentives are deferred and recognized as a liability. The aggregated benefits of the lease incentives are amortized as a reduction to the lease expenses on a straight-line basis, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.8    Intangible assets

(a)    Goodwill

Goodwill arises on the acquisition of subsidiaries, associates, joint ventures and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest (if any) in the acquiree over the fair value of the identifiable net assets recognized. Goodwill is allocated to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

Goodwill is measured at cost less accumulated impairment losses (if any) and is tested at least annually for impairment. Goodwill is not amortized and is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

With respect to joint ventures and investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses (if any) with the exception of the SIG Combibloc, Reynolds, Hefty, Pactiv Foodservice, Blue Ridge, Evergreen and Graham Packaging trade names which are recognized at cost less accumulated impairment losses (if any). These trademarks are considered indefinite life intangible assets as they represent the value accumulated in the brand, which is expected to continue indefinitely into the future.

The fair values of trademarks and patents acquired in a business combination are based on the discounted estimated royalty payments that have been avoided as a result of owning the trademark or patent. The fair values of other identifiable intangible assets are based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(c)    Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.  These relationships are recognized at cost and amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses (if any). Other development expenditure that does not qualify for capitalization is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at cost less impairment losses (if any).

(f)    Subsequent expenditures

Subsequent expenditure with respect to intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(g)    Amortization

Amortization is recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

The estimated useful lives for the material classes of amortizable intangible assets are as follows:

•	Trademarks 5 to 15 years

•	Customer relationships 6 to 25 years

•	Software/technology 3 to 15 years

•	Patents 5 to 14 years

•	Rights to supply up to a maximum of 6 years

3.9    Impairment

The carrying amounts of the Group's assets are reviewed regularly and at least annually to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount of an asset, cash generating unit ("CGU") or group of CGUs exceeds its recoverable amount. Impairment losses directly reduce the carrying amount of assets and are recognized in the statement of comprehensive income as a component of the profit or loss.

(a)    Impairment of loans and receivables

The recoverable amount of the Group's loans and receivables carried at amortized cost is calculated with reference to the present value of the estimated future cash flows, discounted at the original effective interest rate computed at the date of initial recognition of these financial assets. Receivables with a short duration are not discounted.

Impairment losses on individual instruments that are considered significant are determined on an individual basis through an evaluation of the specific instruments' exposures. For trade receivables which are not significant on an individual basis, impairment is assessed on a portfolio basis taking into consideration the number of days overdue and the historical loss experiences on a portfolio with a similar number of days overdue.
The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency with respect to interest or principal repayment; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio.

(b)    Non-financial assets

The carrying amounts of the Group's non-financial assets, including goodwill and indefinite life intangible assets are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset or CGU's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of the profit or loss. Impairment losses recognized with respect to a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell for goodwill and certain trademarks, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple. The fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value of the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Other indefinite life intangible assets consist primarily of permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the appropriate CGU level.

With respect to assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's revised carrying amount will not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized.

3.10    Assets and liabilities classified as held for sale

Assets (or disposal groups comprised of assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

3.11    Employee benefits

(a)    Pension obligations

The Group operates various defined contribution and defined benefit plans.

(i)    Defined contribution plans
A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee's service in the current and prior years. The Group's contributions are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(ii)    Defined benefit plans
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.
The Group's net obligation with respect to defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior years. These benefits are then discounted to determine the present value of the Group's obligations and are then adjusted for the impact of any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The Group's net obligation is then determined with reference to the fair value of the plan assets (if any). The calculations are performed by qualified actuaries using the projected unit credit method.
Past service costs are recognized in the statement of comprehensive income as a component of the profit or loss in the current year, unless the changes to the plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.
Actuarial gains and losses are recognized in the statement of comprehensive income as a component of profit or loss when the cumulative unrecognized actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets. These gains or losses are amortized on a straight-line basis over the expected remaining service lives of employees participating in the plan.

The Group also participates in various multi-employer pension plans. To the extent that sufficient information is not available to use defined benefit plan accounting, the Group accounts for the multi-employer plan as if it were a defined contribution plan.

Refer to note 3.20(b) for details on an amendment to existing IFRS guidance with respect to the accounting for defined benefit post-employment plans.

(b)    Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of the profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

(c)    Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value and any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Past service costs are recognized in the statement of comprehensive income as a component of the profit or loss in the current year unless changes to a plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.

(d)    Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

3.12    Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefit will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized in financial expenses in the statement of comprehensive income as a component of profit or loss.

(a)    Legal

The Group is subject to litigation in the ordinary course of operations. Provisions for legal claims are recognized when estimated costs associated with settling current legal proceedings are considered probable. Provisions may include estimated legal and other fees associated with settling these claims.

(b)    Warranty

A provision for warranty is recognized for all products under warranty as of the reporting date based on sales volumes and past experience of the level of problems reported and product returns.

(c)    Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. No provision is made for future operating costs.

(d)    Asset retirement obligations

A provision for decommissioning costs is recognized when the Group has an obligation to fulfill certain requirements upon the disposal of particular assets.

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2012, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2012, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

3.14    Dividends

Dividends to the Group's shareholder are recognized as a liability in the Group's financial statements in the year in which the dividends are declared.

3.15    Equity

(a)    Share capital

Common stock and ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

(b)    Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group's presentation currency.

(c)    Other reserves

The other reserves comprise balances resulting from transactions with entities under common control.

In accordance with the Group's accounting policy for transactions under common control (refer to note 3.1(c)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the share capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010.

3.16    Revenue

Revenue consists primarily of the sale of goods and is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue is recognized when the significant risks and rewards of ownership have been substantially transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards of ownership vary depending on the individual terms of the contract of sale and occur either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

3.17    Financial income and expenses

Financial income is comprised of interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses are comprised of interest expense, foreign currency losses, losses on early extinguishment of debt, impairment losses recognized on financial assets (except for trade receivables), borrowing costs not qualifying for capitalization and losses on derivative instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss.

3.18    Income tax

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of the profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous years.

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized. Deferred income tax assets and liabilities in the same jurisdiction are offset in the statement of financial position only to the extent that there is a legally enforceable right to offset current tax assets and current tax liabilities and the deferred balances relate to taxes levied by the same taxing authority and are expected either to be settled on a net basis or realized simultaneously.

3.19    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.20    New and revised standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2012

During 2012, certain interpretations and standards which had not previously been early adopted were mandatory for the Group. This included improvements to various IFRSs 2010 - various standards (effective for financial reporting periods beginning on or after July 1, 2010 and

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on the financial statements of the Group for the year ended December 31, 2012.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these financial statements:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The Group is currently evaluating the impact of this standard on its financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted. The Group has concluded that these standards have no impact on its financial statements.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

Revised IAS 19 will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $721 million and $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2012 and December 31, 2011, respectively, and $15 million and $7 million of additional liabilities for the Group's post-employment benefit plans, respectively. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. The Group is currently evaluating the full impact of this standard on its statement of comprehensive income.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. The Group is currently evaluating the effects of this amendment on its financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities" and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.

The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. The Group is currently evaluating the effects of these amendments on its financial statements.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty with respect to estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell and value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 15.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

(b)    Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group's intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group's provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.3    Realization of deferred tax assets

Deferred tax assets have been recognized based on management's best estimate of the recoverability of these assets. The Group assesses the recoverability of deferred tax assets using current estimates of future taxable income. To the extent that actual taxable income differs from management's estimate of future taxable income, the value of recognized deferred tax assets may be affected. Deferred tax assets have been recognized to offset deferred tax liabilities to the extent that the deferred tax assets and liabilities are expected to be realized in the same jurisdiction and reporting period.

4.4    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than twelve months from the date of acquisition to finalize the acquisition date fair values of assets acquired and liabilities assumed, including the valuations of identifiable intangible assets and property, plant and equipment. The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. In accordance with the accounting policy described in note 3.1(a), any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition. Refer to note 26 for details of the finalization of the purchase accounting related to the acquisition of Graham Packaging.

4.5    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding long-term rates of return on pension fund assets, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, plus net pension expense or income that may be recognized in future years.

4.6    Promotional and trade allowances

In arriving at net sales, the Group estimates the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts for consumer programs. In addition, in certain of its businesses, the Group pays slotting fees and participates in customer pricing programs that provide price discounts to the ultimate end-users of its products in the form of redeemable coupons. Estimates for each of these programs are based on historical and current market trends which are affected by the business seasonality and competitiveness of promotional programs being offered. Estimates are reviewed quarterly for possible revisions.

5.    Segment reporting

IFRS 8 “Operating Segments” requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and to assess its performance.

The Group’s CODM are the officers and Directors of the Company. Information reported to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is focused on six business segments that exist within the Group. The Group’s operating and reportable business segments under IFRS 8 are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•
Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 26).

The CODM does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit and expense.

The performance of the operating segments is assessed by the CODM based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice, which are sold at cost.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Business segment reporting

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated *	Total
Total external revenue	2,076	1,601	1,224	2,508	3,376	3,045	—	13,830
Total inter-segment revenue	—	84	13	111	475	—	(683)	—
Total segment revenue	2,076	1,685	1,237	2,619	3,851	3,045	(683)	13,830
Gross profit	525	269	232	714	599	281	—	2,620
Expenses and other income	(268)	(93)	(129)	(237)	(280)	(263)	(40)	(1,310)
Share of profit of associates and joint ventures	26	1	—	—	—	—	—	27
Earnings before interest and tax (“EBIT”)	283	177	103	477	319	18	(40)	1,337
Financial income								286
Financial expenses								(1,690)
Loss before income tax								(67)
Income tax benefit								37
Loss after income tax								(30)

Earnings before interest and tax (“EBIT”)	283	177	103	477	319	18	(40)	1,337
Depreciation and amortization	215	57	75	126	283	377	1	1,134
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	498	234	178	603	602	395	(39)	2,471

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated *	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	498	234	178	603	602	395	(39)	2,471
Included in EBITDA:
Asset impairment charges	—	—	3	1	13	16	—	33
Business acquisition and integration costs	—	—	—	2	24	31	4	61
Business interruption costs	—	—	1	—	—	—	—	1
Equity method profit not distributed in cash	(19)	(1)	—	—	—	—	—	(20)
Fixed asset write-down	10	—	—	—	—	—	—	10
Gain on sale of business	—	—	—	—	(67)	—	—	(67)
Hurricane Sandy plant damage	—	—	—	—	16	—	—	16
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	3	—	—	3
Non-cash changes in inventory and provisions	(8)	—	—	3	6	—	—	1
Non-cash pension income	—	—	—	—	—	—	(49)	(49)
Operational process engineering-related consultancy costs	1	—	—	2	14	—	—	17
Related party management fee	—	—	—	—	—	—	32	32
Restructuring costs, net of reversals	20	2	5	—	4	27	(1)	57
SEC registration costs	—	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	7	(2)	(1)	(10)	(1)	—	—	(7)
VAT and customs duties on historical imports	(2)	—	—	—	—	—	—	(2)
Other	—	—	1	—	(5)	2	1	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	507	233	187	601	609	471	(44)	2,564
Segment assets (excluding intercompany balances)	3,146	1,145	1,679	4,268	5,335	5,556	1,379	22,508
Included in segment assets are:
Additions to property, plant and equipment	161	40	57	36	150	186	5	635
Additions to intangible assets	12	5	8	—	—	1	—	26
Investments in associates and joint ventures	125	15	—	—	—	1	—	141
Segment liabilities (excluding intercompany balances)	713	396	346	1,000	1,283	969	18,004	22,711

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *†	Graham Packaging **	Corporate / unallocated ***†	Total
Total external revenue	2,036	1,587	1,317	2,503	3,409	967	—	11,819
Total inter-segment revenue	—	46	12	56	542	—	(656)	—
Total segment revenue	2,036	1,633	1,329	2,559	3,951	967	(656)	11,819
Gross profit	439	254	207	611	524	62	(3)	2,094
Expenses and other income	(234)	(99)	(97)	(258)	(402)	(86)	(10)	(1,186)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17
Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(13)	925
Financial income								22
Financial expenses								(1,420)
Loss before income tax								(473)
Income tax expense								56
Loss after income tax								(417)

Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(13)	925
Depreciation and amortization	260	60	81	150	292	129	—	972
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(13)	1,897

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

†	Inter-segment revenue has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated ***	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(13)	1,897
Included in EBITDA:
Asset impairment charges	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs	2	—	1	(1)	—	—	—	2
Change in control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of business	—	—	(5)	—	—	—	—	(5)
Impact of purchase accounting on inventories	—	—	—	—	6	27	—	33
Non-cash changes in inventory and provisions	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	3	4	—	(49)	(42)
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs, net of reversals	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and customs duties on historical imports	1	—	—	—	—	—	—	1
Other	—	—	—	—	(1)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	483	217	195	556	549	156	(32)	2,124
Segment assets	3,066	1,196	1,643	5,134	5,883	5,755	(766)	21,911
Included in segment assets are:
Additions to property, plant and equipment	185	62	63	33	105	63	—	511
Additions to intangible assets	8	—	3	1	—	5	1	18
Additions to investment properties	4	—	—	—	—	—	—	4
Investments in associates and joint ventures	104	14	—	—	—	1	—	119
Segment liabilities	656	411	325	394	669	1,056	18,581	22,092

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2010
(In $ million)	SIG	Evergreen	Closures *	Reynolds Consumer Products **	Pactiv Foodservice ***†	Corporate / unallocated ****†	Total
Total external revenue	1,846	1,607	1,167	1,334	847	—	6,801
Total inter-segment revenue	—	3	7	44	141	(195)	—
Total segment revenue	1,846	1,610	1,174	1,378	988	(195)	6,801
Gross profit	464	236	185	327	65	—	1,277
Expenses and other income	(213)	(94)	(89)	(113)	(106)	(13)	(628)
Share of profit of associates and joint ventures	16	2	—	—	—	—	18
Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(13)	667
Financial income							66
Financial expenses							(752)
Loss before income tax							(19)
Income tax expense							(78)
Loss after income tax							(97)

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(13)	667
Depreciation and amortization	243	62	79	62	58	—	504
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(13)	1,171

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

†	Inter-segment revenue has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2010
(In $ million)	SIG	Evergreen	Closures *	Reynolds Consumer Products **	Pactiv Foodservice ***	Corporate / unallocated ****	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(13)	1,171
Included in EBITDA:
Adjustment related to settlement of a lease obligation	—	—	—	(2)	—	—	(2)
Asset impairment charges (reversals)	(1)	—	—	—	29	—	28
Black Liquor Credit	—	(10)	—	—	—	—	(10)
Business acquisition costs	—	1	1	—	—	10	12
Business interruption costs	—	—	2	—	—	—	2
CSI Americas gain on acquisition	—	—	(10)	—	—	—	(10)
Equity method profit not distributed in cash	(11)	(3)	—	—	—	—	(14)
Gain on sale of businesses and investment properties	(6)	(2)	—	—	(8)	—	(16)
Impact of purchase accounting on inventories	—	—	—	25	38	—	63
Operational process engineering-related consultancy costs	—	2	—	6	—	—	8
Pension income	—	—	—	—	—	(5)	(5)
Related party management fees	—	1	—	—	—	—	1
Restructuring costs, net of reversals	11	—	3	(4)	(1)	—	9
Termination of supply agreement	—	—	—	—	7	—	7
Unrealized (gain) loss on derivatives	—	1	(1)	(2)	(1)	—	(3)
VAT and customs duties on historical imports	10	—	—	—	—	—	10
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	513	196	170	299	81	(8)	1,251

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Information about geographic area

The Group's revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographic origin are detailed below. In presenting information on a geographic basis, revenue and assets have been reported based on the location of the business operations:

(In $ million)	United States	Remaining North American Region	Europe	Asia	South America	Other*	Total
Total external revenue
For the year ended December 31, 2012	9,571	808	1,824	1,040	469	118	13,830
For the year ended December 31, 2011	8,019	628	1,742	942	375	113	11,819
For the year ended December 31, 2010	3,855	299	1,498	760	292	97	6,801
Non-current assets
As of December 31, 2012	13,344	498	1,735	926	331	59	16,893
As of December 31, 2011	13,769	498	1,796	923	268	58	17,312

*
Other includes revenue from external customers and total non-current assets in New Zealand, where the Company is domiciled. Revenue from external customers in New Zealand was $103 million for the year ended December 31, 2012 (2011: $102 million; 2010: $63 million). Total non-current assets in New Zealand were $34 million as of December 31, 2012 (2011: $33 million).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the year ended December 31,
(In $ million)	2012	2011(1)	2010(1)
Foodservice packaging	3,851	3,951	988
Food and beverage plastic containers	2,081	646	—
Aseptic carton packaging	2,076	2,036	1,846
Caps and closures	1,237	1,329	1,174
Waste and storage products	1,027	992	509
Cooking products	853	822	768
Carton packaging	815	795	774
Tablewares	739	745	101
Household product containers	481	175	—
Liquid packaging board	449	451	424
Paper products	421	387	412
Automotive lubricant containers	316	95	—
Personal care containers	167	51	—
Inter-segment eliminations	(683)	(656)	(195)
Total revenue	13,830	11,819	6,801

(1)	Certain reclassifications have been made between carton packaging and liquid packaging board to conform to the presentation of the year ended December 31, 2012.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

6.    Other income

	For the year ended December 31,
(In $ million)	2012	2011	2010
Adjustment related to settlement of a lease obligation	—	—	2
CSI Americas gain on acquisition	—	—	10
Gain on sale of businesses	67	5	—
Gain on sale of investment properties	—	—	16
Gain on sale of non-current assets	—	—	5
Income from facility management	2	12	11
Income from miscellaneous services	8	6	8
Insurance claims	—	6	—
Landfill tipping fees received	—	5	—
Non-cash change in provisions	8	—	—
Rental income from investment properties	2	6	6
Royalty income	3	4	2
Net unrealized gains on derivatives	7	—	4
Other	17	13	11
Total other income	114	57	75

7.    Other expenses

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Asset impairment charges		(33)	(12)	(29)
Business acquisition and integration costs		(60)	(81)	(13)
Business interruption costs		(1)	(2)	(2)
Hurricane Sandy plant damage		(16)	—	—
Manufacturing plant fire, net of insurance recoveries		(1)	—	—
Net foreign currency exchange loss		(8)	(7)	(3)
Operational process engineering-related consultancy costs		(17)	(42)	(7)
Related party management fees	23	(32)	—	(1)
Restructuring costs, net of reversals		(56)	(88)	(9)
SEC registration costs		(8)	(6)	—
Net unrealized losses on derivatives		—	(26)	—
VAT and customs duties on historical imports		2	(1)	(11)
Other		—	(3)	(5)
Total other expenses		(230)	(268)	(80)

8.    Auditors' remunerations

	For the year ended December 31,
(In $ million)	2012	2011	2010
Auditors' remunerations to PricewaterhouseCoopers, comprised of:
Audit fees(a)	(12)	(12)	(11)
Other audit related fees(b)	(4)	(7)	(5)
Tax fees(c)	(1)	(1)	(1)

(a)	Audit fees include fees for the audit and review of the Group's annual and interim financial statements and the audit of annual financial statements for subsidiary entities.

(b)
Audit-related fees include fees for audit or review services of financial information other than annual or interim financial statements and other services provided as part of registration statements and debt offering transactions, including the provision of comfort letters.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

(c)	Tax fees include fees for advice on transfer pricing and other local compliance services.

9.    Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $2,329 million for the year ended December 31, 2012 (2011: $1,965 million; 2010: $1,229 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits and other long-term employee benefits. For additional details related to the post-employment benefit plans, refer to note 19.

10.    Financial income and expenses

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Interest income		5	6	5
Interest income on related party loans	23	17	16	17
Net gain in fair value of derivatives		223	—	44
Net foreign currency exchange gain		41	—	—
Financial income		286	22	66
Interest expense:
Securitization Facility		(2)	—	—
September 2012 Credit Agreement		(32)	—	—
August 2011 Credit Agreement		(225)	(168)	—
2009 Credit Agreement		—	(29)	(135)
September 2012 Senior Secured Notes		(48)	—	—
February 2012 Senior Notes		(60)	—	—
August 2011 Notes		(265)	(85)	—
February 2011 Notes		(153)	(139)	—
October 2010 Notes		(253)	(243)	(50)
May 2010 Senior Notes		(88)	(88)	(56)
2009 Senior Secured Notes		(110)	(147)	(134)
2007 Notes		(101)	(109)	(104)
Pactiv 2012 Notes		(3)	(15)	(2)
Pactiv 2017 Notes		(24)	(24)	(3)
Pactiv 2018 Notes		(1)	(1)	—
Pactiv 2025 Notes		(22)	(22)	(3)
Pactiv 2027 Notes		(17)	(17)	(2)
Graham Packaging 2014 Notes		(7)	(12)	—
Graham Packaging 2017 Notes		—	(3)	—
Graham Packaging 2018 Notes		—	(3)	—
CHH Facility		—	—	(8)
Related party borrowings	23	(1)	(1)	—
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		(6)	(4)	—
2009 Credit Agreement		—	—	(10)
September 2012 Senior Secured Notes		(1)	—	—
February 2012 Senior Notes		(2)	—	—
August 2011 Notes		(7)	(2)	—
February 2011 Notes		(3)	(2)	—
October 2010 Notes		(8)	(10)	(2)
May 2010 Notes		(4)	(3)	(2)
2009 Senior Secured Notes		(11)	(8)	(9)
2007 Notes		(4)	(4)	(4)
Fair value adjustment of acquired notes		2	14	1
Original issue discounts		(8)	(4)	(6)

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Embedded derivatives		9	11	3
Debt commitment letter fees(a)(b)		—	(68)	(98)
Credit agreement amendment fees		—	(11)	(12)
Net loss in fair value of derivatives		—	(20)	—
Net foreign currency exchange loss		—	(55)	(103)
Loss on extinguishment of debt(c)		(213)	(129)	—
Other		(22)	(19)	(13)
Financial expenses		(1,690)	(1,420)	(752)
Net financial expenses		(1,404)	(1,398)	(686)

(a)
A debt commitment letter to fund the Graham Packaging Acquisition (refer to note 26) resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging Acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed the full amount of the fees during the year ended December 31, 2011.

(b)
A debt commitment letter to fund the Pactiv Acquisition (refer to note 26) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $98 million of fees. The proceeds from the issuance of the October 2010 Notes and the additional borrowings under the 2009 Credit Agreement were used to finance the Pactiv Acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $98 million of fees during the year ended December 31, 2010.

(c)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transaction costs.

Refer to note 18 for information on the Group's borrowings.

11.    Income tax

	For the year ended December 31,
(In $ million)	2012	2011	2010
Current tax benefit (expense)
Current year	(140)	(152)	(120)
Tax benefit of alternative fuel mixture credits	12	—	—
Adjustments for prior years	11	—	—
	(117)	(152)	(120)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	58	189	36
Tax rate modifications	11	8	—
Recognition of previously unrecognized tax losses and temporary differences	8	18	6
Tax benefit of alternative fuel mixture credits	80	—	—
Adjustments for prior years	(3)	(7)	—
	154	208	42
Income tax benefit (expense)	37	56	(78)

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

11.1    Reconciliation of effective tax rate

	For the year ended December 31,
(In $ million)	2012	2011	2010
Reconciliation of effective tax rate
Profit (loss) before income tax	(67)	(473)	(19)
Income tax using the New Zealand tax rate of 28% (2011: 28%; 2010: 30%)	19	132	6
Effect of tax rates in foreign jurisdictions	44	47	(8)
Effect of tax rates in state and local tax jurisdictions	1	(1)	(5)
Non-deductible expenses and permanent differences	(50)	(95)	(32)
Tax exempt income and income at a reduced tax rate	15	9	10
Withholding tax	(12)	(16)	(10)
Tax benefit of alternative fuel mixture credits	92	—	—
Tax rate modifications	11	8	—
Recognition of previously unrecognized tax losses and temporary differences	8	18	6
Unrecognized tax losses and temporary differences	(78)	(48)	(61)
Tax uncertainties	2	8	—
Controlled foreign corporation tax	—	2	(11)
Cellulosic biofuel credits	—	—	29
Credits	4	4	2
Tax on unremitted earnings	(24)	(12)	—
Other	(1)	3	(4)
Over (under) provided in prior years	6	(3)	—
Total current year income tax (expense) benefit	37	56	(78)

11.2    Current and deferred tax assets and liabilities

Current tax assets of $46 million as of December 31, 2012 (2011: $39 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $149 million as of December 31, 2012 (2011: $165 million) represent the amount of income taxes payable with respect to current and prior years.

11.3    Unrecognized deferred tax assets

	As of December 31,
(In $ million)	2012	2011
Deductible (taxable) temporary differences	6	17
Tax losses	444	276
Total unrecognized deferred tax assets	450	293

The tax losses of the Group expire over different time intervals depending on local jurisdiction requirements. Certain deductible temporary differences do not expire under current tax legislation in the jurisdiction where the differences arose. Deferred tax assets have not been recognized with respect to these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefit.

11.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2012, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $12 million.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

11.5    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Inventories	Property, plant and equipment	Intangible assets	Employee benefits	Provisions	Tax loss carry-forwards	Interest	Tax credits	Unrealized foreign currency exchange	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2011	(6)	8	(523)	(1,235)	369	35	137	9	34	(1)	66	(1,107)
Recognized in the profit or loss	11	(5)	63	62	(10)	(14)	(71)	161	15	1	(5)	208
Acquired in business combinations	—	(2)	(170)	(891)	21	7	312	—	11	—	89	(623)
Other (including foreign exchange and disposals)	—	(1)	2	5	(8)	(7)	1	—	—	—	11	3
Balance as of December 31, 2011	5	—	(628)	(2,059)	372	21	379	170	60	—	161	(1,519)
Recognized in the profit or loss	(91)	14	44	140	(23)	21	65	81	16	—	(113)	154
Other (including foreign exchange and disposals)	(1)	—	(2)	(3)	(1)	2	1	—	—	—	(3)	(7)
Balance as of December 31, 2012	(87)	14	(586)	(1,922)	348	44	445	251	76	—	45	(1,372)

In prior periods, the deferred tax categories were presented gross with the federal benefit of state taxes in the “Other items” category. As of December 31, 2012, the deferred tax categories are presented net of federal benefit of state taxes.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

	As of December 31,
(In $ million)	2012	2011
Included in the statement of financial position as:
Deferred tax assets - non-current	40	29
Deferred tax liabilities - non-current	(1,412)	(1,548)
Total recognized net deferred tax liabilities	(1,372)	(1,519)

11.6    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2010	284	—	20	304
Additions and reversals	44	—	4	48
Recognition	(17)	(1)	—	(18)
Acquired in business combinations	65	—	(5)	60
Other (including foreign exchange and disposals)	(100)	(5)	4	(101)
Balance as of December 31, 2011	276	(6)	23	293
Additions and reversals	72	(2)	8	78
Recognition	(8)	—	—	(8)
Other (including foreign exchange and disposals)	104	(26)	9	87
Balance as of December 31, 2012	444	(34)	40	450

12.    Trade and other receivables

	As of December 31,
(In $ million)	2012	2011
Trade receivables	1,245	1,347
Provisions for doubtful debts	(29)	(25)
Total trade receivables, net of provisions for doubtful debts	1,216	1,322
Related party receivables (refer to note 23)	63	36
Other receivables	164	151
Total current trade and other receivables	1,443	1,509
Related party receivables (refer to note 23)	307	271
Other receivables	47	55
Total non-current receivables	354	326

12.1    Aging of trade receivables, net of provisions for doubtful debts

	As of December 31,
(In $ million)	2012	2011
Current	1,085	1,214
Past due 0 to 30 days	108	81
Past due 31 days to 60 days	12	9
Past due 61 days to 90 days	6	5
Past due more than 91 days	5	13
Balance at the end of the year	1,216	1,322

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

13.    Inventories

	As of December 31,
(In $ million)	2012	2011
Raw materials and consumables	414	556
Work in progress	241	227
Finished goods	866	898
Engineering and maintenance materials	149	152
Provision against inventory	(58)	(69)
Total inventory	1,612	1,764

During the year ended December 31, 2012, the raw materials elements of inventory recognized as a component of cost of sales totaled $6,275 million (2011: $5,400 million; 2010: $3,053 million). There were no purchase accounting adjustments to inventory that were charged to cost of sales for the year ended December 31, 2012 (2011: $33 million; 2010: $64 million).

During the year ended December 31, 2012, write-downs of inventories to net realizable value were $10 million (2011: none; 2010: $3 million). Reversals of write-downs during 2012 were $1 million (2011: none; 2010: $2 million). The inventory write-downs and reversals are included in cost of sales.

The U.S. Internal Revenue Code provided a tax credit refundable to companies that use alternative fuel mixtures to produce energy to operate their businesses. The Group recognized during the year ended December 31, 2010 a reduction of $10 million in its cost of sales for this credit. The Group recognized no such credits in the years ended December 31, 2012 and 2011.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

14.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2012
Cost	235	1,047	4,475	352	402	25	6,536
Accumulated depreciation	—	(268)	(1,655)	—	(208)	(4)	(2,135)
Accumulated impairment losses	—	(2)	(35)	(1)	—	—	(38)
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363
As of December 31, 2011
Cost	239	1,019	4,041	341	334	28	6,002
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546
Carrying amount as of January 1, 2012	237	841	2,925	341	178	24	4,546
Acquisitions through business combinations (refer to note 26)	—	1	5		—	—	6
Additions	—	1	26	599	9	—	635
Capitalization of borrowing costs	—	—	1	3	—	—	4
Disposals	—	—	(10)	(5)	(1)	—	(16)
Depreciation for the year	—	(102)	(613)	—	(57)	(2)	(774)
Impairment losses	(1)	(2)	(37)	(3)	—	—	(43)
Other transfers	(5)	36	475	(582)	67	(1)	(10)
Effect of movements in exchange rates	4	2	13	(2)	(2)	—	15
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363
Carrying amount as of January 1, 2011	218	690	1,977	201	154	26	3,266
Acquisitions through business combinations (refer to note 26)	44	232	1,164	86	—	—	1,526
Additions	—	6	38	416	51	—	511
Capitalization of borrowing costs	—	—	2	2	—	—	4
Disposals	(1)	(9)	(6)	—	(2)	—	(18)
Depreciation for the year	—	(94)	(501)	—	(54)	(1)	(650)
Impairment losses	(2)	(5)	(1)	—	—	—	(8)
Transfers to assets held for sale	(10)	(8)	(3)	—	—	—	(21)
Transfers to intangibles	—	—	—	(2)	—	—	(2)
Other transfers	(10)	39	303	(369)	33	—	(4)
Effect of movements in exchange rates	(2)	(10)	(48)	7	(4)	(1)	(58)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546

The depreciation charge of $774 million for the year ended December 31, 2012 (2011: $650 million; 2010: $317 million) is recognized in the statement of comprehensive income as a component of cost of sales (2012: $749 million; 2011: $625 million; 2010: $302 million), selling, marketing and distribution expenses (2012: $4 million; 2011: $4 million; 2010: $3 million) and general and administration expenses (2012: $21 million; 2011: $21 million; 2010: $12 million).

During the year ended December 31, 2012, the Group incurred an impairment loss of $43 million (2011: $9 million; 2010: $8 million) primarily related to fire and flood damages as well as idle equipment. There were no reversals of impairment charges during the year ended December 31, 2012 (2011: none; 2010: none). The recognition and reversal of impairment charges are included in other expenses in the statements of comprehensive income as a component of profit or loss.

Refer to note 18 for details of security granted over property, plant and equipment and other assets.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

15.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2012
Cost	6,324	2,067	3,793	885	212	13,281
Accumulated amortization	—	(36)	(679)	(205)	(83)	(1,003)
Accumulated impairment losses	—	—	—	—	(4)	(4)
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274
As of December 31, 2011
Cost	6,297	2,058	3,768	1,082	241	13,446
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Accumulated impairment losses	—	—	—	—	—	—
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
Carrying amount as of January 1, 2012	6,297	2,034	3,321	761	132	12,545
Acquisitions through business combinations (refer to note 26)	1	—	16	3	2	22
Additions	—	—	—	14	12	26
Amortization for the year	—	(12)	(230)	(101)	(17)	(360)
Impairment losses	—	—	—	—	(4)	(4)
Other transfers	—	—	(5)	2	—	(3)
Effect of movements in exchange rates	26	9	12	1	—	48
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274
Carrying amount as of January 1, 2011	4,630	1,791	1,867	316	144	8,748
Acquisitions through business combinations (refer to note 26)	1,754	256	1,659	540	8	4,217
Additions	—	—	5	8	5	18
Amortization for the year	—	(6)	(153)	(106)	(56)	(321)
Transfers from property, plant and equipment	—	—	—	2	—	2
Other transfers	—	(6)	(24)	—	30	—
Other (refer to note 2.6)	(53)	—	—	—	—	(53)
Effect of movements in exchange rates	(34)	(1)	(33)	1	1	(66)
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
The amortization charge of $360 million for the year ended December 31, 2012 (2011: $321 million; 2010: $185 million) is recognized in the statement of comprehensive income as a component of cost of sales (2012: $109 million; 2011: $97 million; 2010: $83 million) and general and administration expenses (2012: $250 million; 2011: $224 million; 2010: $102 million).

Refer to note 18 for details of security granted over the Group's intangible assets.

15.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

	As of December 31,
	2012			2011
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG	830	306	—	807	297	—
Evergreen	67	34	—	67	34	—
Closures	393	—	—	391	—	—
Reynolds Consumer Products	1,887	850	—	1,886	850	—
Pactiv Foodservice	1,710	526	69	1,710	526	71
Graham Packaging	1,437	250	—	1,436	250	—
Total	6,324	1,966	69	6,297	1,957	71

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2013 Adjusted EBITDA expected to be generated multiplied by an earnings capitalization rate (“earnings multiple”). The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2013 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2013 Adjusted EBITDA is subject to review by the Group's CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2012 ranged between 7.5x and 9.0x. Costs to sell were estimated to be 2% of the fair value of each segment.

The estimated fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, as well as a profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2.4%. The discount rate of 7.5% was based on market factors and costs to sell were estimated to be 2% of the fair value of each asset.

As of December 31, 2012, there was no impairment of goodwill or indefinite life identifiable intangible assets (2011: none; 2010: none). If the forecasted 2013 Adjusted EBITDA, earnings multiples, future revenue growth rate, royalty rate or discount rate used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2012, no impairment would need to be recognized.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

16.    Investments in associates and joint ventures equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method):

(In $ million)	Country of incorporation	Interest held	Reporting date	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit after tax
2012
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	96	55	151	54	31	85	123	(105)	18
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	111	31	142	72	2	74	220	(187)	33
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	12	2	14	5	1	6	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	13	26	39	9	9	18	11	(10)	1
Eclipse Closures, LLC	USA	49.0%	December 31	2	—	2	2	—	2	2	(2)	—
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	4	7	2	3	5	—	—	—
				237	118	355	144	46	190	377	(323)	54
2011
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	69	32	101	(42)	(10)	(52)	114	(98)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	82	27	109	(60)	(2)	(62)	176	(161)	15
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	12	2	14	(5)	(1)	(6)	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	5	7	12	(3)	—	(3)	12	(10)	2
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	(1)	—	(1)	—	(1)	(1)
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	5	8	(2)	(3)	(5)	—	—	—
				171	73	244	(113)	(16)	(129)	323	(289)	34

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

For the purpose of applying the equity method of accounting, the financial statements of the Ducart and Banawi operations for the periods ended November 30, 2012 and 2011 have been used with appropriate adjustments being made for the effects of significant transactions and the Group's share of results between these dates and December 31, 2012 and 2011, respectively. No adjustment was made with respect to GBPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2012 and December 31, 2012 or between September 30, 2011 and December 31, 2011.

There are currently no restrictions with respect to the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan FZCO and GBPPL.

With respect to the Ducart and Banawi associates, dividends are limited to the associate's accumulated profits after certain local reserve levels have been attained.

Under the restrictions imposed through the Saudi Industrial Development Fund (“SIDF”) resulting from the Group's concessional funding loan to SIG Combibloc Obeikan Company Limited, the maximum dividend or cash distribution able to be paid to the Group from this venture in any fiscal year cannot exceed 25% of the paid-up-capital or SIDF loan value.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year's profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2013.

16.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2012	2011
Balance as of the beginning of the year	119	110
Share of profit, net of income tax	27	17
Acquisition through business combination	—	2
Dividends received	(7)	(8)
Effect of movement in exchange rates	2	(2)
Balance as of the end of the year	141	119
Amount of goodwill in carrying value of associates and joint ventures (equity method)	52	52

17.    Trade and other payables

	As of December 31,
(In $ million)	2012	2011
Trade payables	874	847
Related party payables (refer to note 23)	37	58
Other payables and accrued expenses	950	893
Total trade and other payables	1,861	1,798

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

18.    Borrowings

As of December 31, 2012, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

		As of December 31,
(In $ million)	Note	2012	2011
Securitization Facility(a)(x)		491	—
September 2012 Credit Agreement(b)(y)		26	—
August 2011 Credit Agreement(c)(z)		—	247
Pactiv 2012 Notes(p)(ac)		—	253
Non-interest bearing related party borrowings	23	1	1
Other borrowings(ae)		6	20
Current borrowings		524	521
September 2012 Credit Agreement(b)(y)		2,583	—
August 2011 Credit Agreement(c)(z)		—	4,243
September 2012 Senior Secured Notes(d)(aa)		3,219	—
February 2012 Senior Notes(e)(aa)		9	—
August 2011 Senior Secured Notes(f)(aa)		1,471	1,468
August 2011 Senior Notes(g)(aa)		2,189	972
February 2011 Senior Secured Notes(h)(aa)		998	999
February 2011 Senior Notes(i)(aa)		995	993
October 2010 Senior Secured Notes(j)(aa)		1,475	1,473
October 2010 Senior Notes(k)(aa)		1,470	1,466
May 2010 Senior Notes(l)(aa)		982	980
2009 Senior Secured Notes(m)(aa)		—	1,642
2007 Senior Notes(n)(ab)		621	606
2007 Senior Subordinated Notes(o)(ab)		543	530
Pactiv 2017 Notes(q)(ac)		312	314
Pactiv 2018 Notes(r)(ac)		17	17
Pactiv 2025 Notes(s)(ac)		270	269
Pactiv 2027 Notes(t)(ac)		197	197
Graham Packaging 2014 Notes(u)(ad)		—	367
Graham Packaging 2017 Notes(v)(ad)		—	14
Graham Packaging 2018 Notes(w)(ad)		—	19
Related party borrowings	23	—	23
Other borrowings(ae)		27	33
Non-current borrowings		17,378	16,625
Total borrowings		17,902	17,146

		As of December 31,
(In $ million)		2012	2011
(a)	Securitization Facility	500	—
	Debt issuance costs	(9)	—
	Carrying amount	491	—
(b)	September 2012 Credit Agreement (current and non-current)	2,625	—
	Debt issuance costs	(16)	—

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

		As of December 31,
(In $ million)		2012	2011
	Carrying amount	2,609	—
(c)	August 2011 Credit Agreement (current and non-current)	—	4,574
	Debt issuance costs	—	(65)
	Original issue discount	—	(19)
	Carrying amount	—	4,490
(d)	September 2012 Senior Secured Notes	3,250	—
	Debt issuance costs	(53)	—
	Embedded derivative	22	—
	Carrying amount	3,219	—
(e)	February 2012 Senior Notes	9	—
	Carrying amount	9	—
(f)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(30)	(33)
	Original issue discount	(10)	(11)
	Embedded derivative	11	12
	Carrying amount	1,471	1,468
(g)	August 2011 Senior Notes	2,241	1,000
	Debt issuance costs	(57)	(27)
	Original issue discount	(6)	(7)
	Embedded derivative	11	6
	Carrying amount	2,189	972
(h)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(15)	(15)
	Embedded derivative	13	14
	Carrying amount	998	999
(i)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(15)	(17)
	Embedded derivative	10	10
	Carrying amount	995	993
(j)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(32)	(35)
	Embedded derivative	7	8
	Carrying amount	1,475	1,473
(k)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(38)	(43)
	Embedded derivative	8	9
	Carrying amount	1,470	1,466
(l)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(25)	(28)
	Embedded derivative	7	8
	Carrying amount	982	980
(m)	2009 Senior Secured Notes	—	1,707
	Debt issuance costs	—	(59)
	Original issue discount	—	(17)
	Embedded derivative	—	11
	Carrying amount	—	1,642
(n)	2007 Senior Notes	634	621
	Debt issuance costs	(13)	(15)
	Carrying amount	621	606
(o)	2007 Senior Subordinated Notes	555	544

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

		As of December 31,
(In $ million)		2012	2011
	Debt issuance costs	(12)	(14)
	Carrying amount	543	530
(p)	Pactiv 2012 Notes	—	249
	Fair value adjustment at acquisition	—	4
	Carrying amount	—	253
(q)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	12	14
	Carrying amount	312	314
(r)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	1	1
	Carrying amount	17	17
(s)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(7)
	Carrying amount	270	269
(t)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197
(u)	Graham Packaging 2014 Notes	—	355
	Fair value adjustment at acquisition	—	5
	Embedded derivative	—	7
	Carrying amount	—	367
(v)	Graham Packaging 2017 Notes	—	14
	Carrying amount	—	14
(w)	Graham Packaging 2018 Notes	—	19
	Carrying amount	—	19

(x)        Securitization Facility

On November 7, 2012, certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or the LIBOR, set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2012, interest was charged at 2.16% to 2.18%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

(y)        September 2012 Credit Agreement

The Company and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of December 31, 2012 (in million)	Applicable interest rate as of December 31, 2012
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,229	3 month LIBOR floor of 1.000% + 3.750%
European Term Loan	€	September 28, 2018	300	299	3 month EURIBOR floor of 1.000% + 4.000%
Revolving Tranches(1)
Revolving Tranche	$	November 5, 2014	120	69	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 27, 2012, $500 million of the Tranche C U.S. Term Loan under the August 2011 Credit Agreement was repaid.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

On September 28, 2012, $2,235 million and €300 million of term loans were drawn under the September 2012 Credit Agreement. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes (as defined below) and available cash of the Group, were used to fully repay and extinguish the remaining Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement and to pay fees and expenses in connection with the transaction.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the September 2012 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the September 2012 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the September 2012 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Beginning with the fiscal year ending December 31, 2013, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the September 2012 Credit Agreement.

The September 2012 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the September 2012 Credit Agreement. The Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 33.3% or less of the adjusted consolidated total assets of the Group, and the aggregate of the EBITDA of the non-guarantor companies is required to be 33.3% or less of the consolidated EBITDA of the Group, in each case calculated in accordance with the September 2012 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 5.

(z)        August 2011 Credit Agreement

The Company and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the previous terms. For the period January 1, 2012 until the refinancing of the August 2011 Credit Agreement on September 28, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(aa)        Reynolds Notes

The Group's borrowings as of December 31, 2012 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15; commencing April 15, 2013
February 2012 Senior Notes(1)	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes(1)	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

(1)
Refer to “SEC registrations and exchange offers” below for details of the exchange offer and consent solicitation for the February 2012 Senior Notes and changes in the outstanding principal amount of the February 2012 Senior Notes and the August 2011 Senior Notes.

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

On September 28, 2012, the Reynolds Issuers repurchased $777 million aggregate principal amount of 7.750% senior secured notes (dollar tranche) due 2016 (the "2009 Senior Secured Notes (Dollar)") pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar). On October 29, 2012, the Reynolds Issuers redeemed the remaining $348 million aggregate principal amount of 2009 Senior Secured Notes (Dollar).

On December 13, 2012, the Reynolds Issuers redeemed €450 million aggregate principal amount of 7.750% senior secured notes (euro tranche) due 2016 (the "2009 Senior Secured Notes (Euro)") and together with the 2009 Senior Secured Notes (Dollar) the "2009 Senior Secured Notes."

Assets pledged as security for loans and borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) (a wholly-owned subsidiary of the Company) have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes.

Certain guarantee and security arrangements

All of the guarantors of the September 2012 Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the September 2012 Credit Agreement.

Reynolds Notes indentures restrictions

The respective indentures governing the Reynolds Notes, except for the February 2012 Senior Notes, all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Reynolds Notes. Refer to the "SEC registrations and exchange offers" below for details on the removal of certain indenture restrictions with respect to the February 2012 Senior Notes.

Early redemption option and change in control provisions

Under the respective indentures governing the Reynolds Notes, the Reynolds Issuers, at their option, can elect to redeem the Reynolds Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group's accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Reynolds Notes.

Under the respective indentures governing the Reynolds Notes, except for the February 2012 Senior Notes, in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Issuers to repurchase the Reynolds Notes at a premium.

SEC registrations and exchange offers

The indentures governing the Reynolds Notes provide that if the Reynolds Issuers fail to file and have declared effective, within one year from the issuance date of the respective series of notes, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the original issued notes for new registered notes having terms substantially identical to the terms of the original issued notes, the Reynolds Issuers will be required to pay additional interest on the original issued notes effective 12 months from the date of issuance of the notes, up to a maximum of 1.00% per annum for 12 months.

The registration statement with respect to the September 2012 Senior Secured Notes was declared effective by the SEC on December 27, 2012, and the exchange offer for the new notes closed on January 29, 2013. The registration statement with respect to the 2009 Senior Secured Notes, the May 2010 Senior Notes, the October 2010 Notes, the February 2011 Notes and the August 2011 Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the new notes closed on August 10, 2012, under which (i) $1,241 million aggregate principal amount of February 2012 Senior Notes was exchanged for a corresponding aggregate principal amount of additional August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million aggregate principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation. The 2007 Notes were not covered by such registration statements or the exchange offers.

Additional interest on the February 2011 Notes commenced on February 1, 2012 and ended on July 25, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011 and ended on May 4, 2012. Additional interest on the 2009 Senior Secured Notes commenced on November 5, 2010 and ended on November 5, 2011. For the year ended December 31, 2012, the Group expensed additional interest of $3 million (2011: none) related to the February 2011 Notes, $10 million (2011: $2 million) related to the October 2010 Notes, $3 million (2011: $3 million) related to the May 2010 Senior Notes and none (2011: $10 million) related to the 2009 Senior Secured Notes.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

(ab)         2007 Notes

On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a wholly-owned subsidiary of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.

The 2007 Senior Notes are secured on a second-priority basis and the 2007 Senior Subordinated Notes are secured on a third-priority basis, by all of the equity interests of BP I held by the Company and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the September 2012 Credit Agreement have guaranteed the obligations under the 2007 Notes to the extent permitted by law.

The indentures governing the 2007 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2007 Notes.

In certain circumstances which would constitute a change in control, the holders of the 2007 Notes have the right to require BP II to repurchase the 2007 Notes at a premium.

(ac)    Pactiv Notes

As of December 31, 2012, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

During the year ended December 31, 2012, the Group redeemed and discharged $249 million in principal amount of 5.875% notes due July 15, 2012 which were issued by Pactiv LLC (the "Pactiv 2012 Notes").

The Pactiv Notes are not guaranteed by any member of the Group and are unsecured.

The indentures governing the Pactiv Notes contain a negative pledge clause limiting the ability of certain entities within the Group, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

(ad)    Graham Packaging Notes

On the date of the Graham Packaging Acquisition (refer to note 26) the Group assumed three series of notes, each of which had been issued by subsidiaries of Graham Packaging Company Inc.: (i) $355 million principal amount of 9.875% senior subordinated notes due 2014 (the "Graham Packaging 2014 Notes"); (ii) $253 million principal amount of 8.250% senior notes due 2017 (the "Graham Packaging 2017 Notes"); and (iii) $250 million principal amount of 8.250% senior notes due 2018 (the "Graham Packaging 2018 Notes"), together the "Graham Packaging Notes."

Following the closing of the Graham Packaging Acquisition, on September 16, 2011 the issuers launched a change of control offer to repurchase for cash any or all of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, pursuant to the respective indentures governing such notes. On October 20, 2011, the Group repurchased principal amounts of $239 million of the Graham Packaging 2017 Notes and $231 million of the Graham Packaging 2018 Notes.

On March 16, 2012, the Group redeemed and discharged principal amounts of $355 million of the Graham Packaging 2014 Notes, $14 million of the Graham Packaging 2017 Notes and $19 million of the Graham Packaging 2018 Notes.

(ae)     Other borrowings

As of December 31, 2012, in addition to the Securitization Facility, the September 2012 Credit Agreement, the Reynolds Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

As of December 31, 2012, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2012 also included finance lease obligations of $26 million (2011: $28 million).

19.    Employee benefits

	As of December 31,
(In $ million)	2012	2011
Salary and wages accrued	186	129
Provision for annual leave	67	64
Provision for employee benefits	11	8
Provision for long service leave	11	15
Provision for sick leave	3	6
Defined contribution obligations	15	36
Defined benefit obligations:
Pension benefits	734	766
Post-employment medical benefits	134	140
Total employee benefits	1,161	1,164
Current	270	228
Non-current	891	936
Total employee benefits	1,161	1,164

19.1    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The Group's most significant plan as of December 31, 2012 is the Pactiv Retirement Plan, which comprises 79% (2011: 80%) of the Group's present value of obligations. The plan was assumed as part of the Pactiv Acquisition.

The Group also makes contributions to union administered multi-employer pension plans based on negotiated labor contracts. Such contributions were not material to pension expense. Some of the multi-employer plans in which the Group participates are reported to have significant underfunded liabilities which are not reflected in the Group's financial statements. The Group's ultimate share of such liabilities could be materially affected by various factors, including the status of employers participating in such plans, asset returns of the plans and ultimate benefits paid by the plans.

	As of December 31,
(In $ million)	2012	2011
Present value of unfunded obligations	150	157
Present value of funded obligations	5,682	5,276
Unrecognized actuarial gains (losses)	(721)	(484)
Total present value of obligations	5,111	4,949
Fair value of plan assets	(4,463)	(4,261)
Total pension benefits	648	688
Included in the statement of financial position as:
Employee benefits liabilities	734	766
Assets held for sale	—	(1)
Other non-current assets and non-current receivables	(86)	(77)
Total pension benefits	648	688

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Movement in the defined benefit obligation

	As of December 31,
(In $ million)	2012	2011
Liability for defined benefit obligations as of the beginning of the year	5,433	4,936
Defined benefit obligations assumed in business combinations	—	241
Current service cost	22	29
Interest cost	237	245
Contributions by plan participants	2	2
Benefits paid by the plan	(348)	(341)
Curtailments	—	3
Settlements	(3)	—
Actuarial (gains) losses on plan liabilities	470	349
Defined benefit obligations related to disposals of businesses	(3)	(18)
Effect of movements in exchange rates	22	(13)
Liability for defined benefit obligations as of the end of the year	5,832	5,433

Of the above liability for the defined benefit obligation, the liability related to the Pactiv Retirement Plan was $4,589 million as of December 31, 2012 (2011: $4,254 million).

Expense recognized in the statements of comprehensive income

	For the year ended December 31,
(In $ million)	2012	2011	2010
Current service cost	22	29	14
Past service cost	—	—	11
Interest cost	237	245	55
Expected return on plan assets	(293)	(312)	(67)
Curtailments	—	3	—
Asset capping according to IAS 19, paragraph 58	—	—	(37)
Actuarial (gains) losses	14	10	34
Total plan net (income) expense	(20)	(25)	10

The expense is recognized in the following line items in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Cost of sales	23	22	13
General and administration expenses	(43)	(47)	(3)
Total plan (income) expense	(20)	(25)	10

During the year ended December 31, 2012, the net plan income of the Pactiv Retirement Plan was $50 million (2011: net plan income of $49 million; 2010: net plan expense of $5 million).

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Movement in plan assets

	As of December 31,
(In $ million)	2012	2011
Fair value of plan assets as of the beginning of the year	4,261	4,433
Plan assets acquired in business combinations	—	123
Contributions by the Group	34	27
Contributions by plan participants	2	2
Benefits paid by the plans	(348)	(341)
Expected return on plan assets	293	312
Actuarial gains (losses) on plan assets	214	(277)
Settlements	(3)	—
Plan assets related to disposals of businesses	(9)	(18)
Effects of movements in exchange rates	19	—
Fair value of plan assets as of the end of the year	4,463	4,261

The above plan assets as of December 31, 2012 and 2011 include the Pactiv Retirement Plan assets of $3,513 million and $3,362 million, respectively. In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv Acquisition. As of December 31, 2012 and 2011, $27 million and $27 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Plan assets consist of the following:

	As of December 31,
(In $ million)	2012	2011
Equity instruments	2,718	2,620
Debt instruments	1,290	1,270
Property	306	214
Other	149	157
Total plan assets	4,463	4,261
Actual return on plan assets	506	35

The actual return on plan assets includes the actual return on plan assets of the Pactiv Retirement Plan of $435 million and $21 million for the years ended December 31, 2012 and 2011, respectively.

The Group expects to contribute $34 million to the pension plans during the annual period ending December 31, 2013.

Actuarial assumptions — all plans

For the year ended December 31,
	2012	2011	2010
Discount rates at December 31	1.1% - 6.6%	1.8% - 8.25%	1.8% - 6.0%
Expected returns on plan assets at January 1	2.0% - 7.8%	2.0% - 9.0%	1.5% - 8.0%
Future salary increases	2.0% - 6.0%	0.0% - 5.0%	0.0% - 4.0%
Future pension increases	1.8% - 4.0%	0.0% - 4.0%	0.0% - 2.0%

The expected long-term rate of return for each plan is based on the portfolio as a whole and not on the sum of the returns on the individual asset categories. The return is based exclusively on historical returns, without adjustments.

The actuarial assumptions for the Group's most significant defined benefit pension plan for the years ended December 31, 2012 and 2011, being the Pactiv Retirement Plan, are as follows:

	For the year ended December 31,
	2012	2011
Discount rates at December 31	3.9%	4.8%
Expected returns on plan assets at January 1	7.8%	7.8%

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Historical information

	For the year ended December 31,
(In $ million)	2012	2011	2010	2009	2008
Liability for defined benefit obligations	(5,832)	(5,433)	(4,936)	(718)	(694)
Fair value of plan assets	4,463	4,261	4,433	736	665
Plan (deficit) surplus	(1,369)	(1,172)	(503)	18	(29)
Experience adjustments arising on plan liabilities	10	(99)	(3)	(4)	1
Experience adjustments arising on plan assets	214	(277)	14	(46)	9

Sensitivity analysis

The assumed discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	7	(6)
Effect on the defined benefit obligation	(274)	267

The expected rates of return on plan assets have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in expected rates of return on plan assets would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	21	(20)
Effect on the defined benefit obligation	—	—

19.2    Post-employment medical benefits

The Group operates post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2012 (2011: 8.0%; 2010: 7.9%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2012 and 2011.

	As of December 31,
(In $ million)	2012	2011
Present value of unfunded obligations	145	147
Unrecognized actuarial gains (losses)	(15)	(7)
Unrecognized past service costs	4	5
Total present value of obligations	134	145
Fair value of plan assets	—	—
Total post-employment medical benefits	134	145

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2013.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Movement in the post-employment medical obligation

	For the year ended December 31,
(In $ million)	2012	2011
Liability for post-employment medical obligations as of the beginning of the year	147	158
Post-employment medical obligations assumed in a business combination	—	1
Post-employment medical obligations related to disposal of businesses	(6)	—
Current service cost	3	3
Interest cost	6	8
Past service cost(a)	(4)	(7)
Contributions by plan participants	1	4
Benefits paid by the plan	(10)	(12)
Curtailments(a)	—	(17)
Actuarial (gains) losses recognized	8	9
Liability for post-employment medical obligations as of the end of the year	145	147

(a)
On August 8, 2011, the Group terminated Pactiv retiree medical coverage, except for those who retired prior to 2003, which resulted in a curtailment gain of $17 million. The Group also capped the retiree life insurance benefit associated with the retiree medical plan. These actions resulted in a reduction of $7 million in past service costs during the year ended December 31, 2011.

Expense recognized in the statements of comprehensive income

	For the year ended December 31,
(In $ million)	2012	2011	2010
Current service cost	3	3	2
Interest cost	6	8	5
Past service cost	(5)	(10)	(2)
Curtailments	(5)	(17)	—
Actuarial losses recognized	(1)	—	—
Plan amendments	—	—	(1)
Total (income) expense recognized in the statements of comprehensive income	(2)	(16)	4

The expense is recognized in the following line items in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Cost of sales	2	5	4
General and administration expenses	1	(21)	—
Other income(a)	(5)	—	—
Total plan (income) expense	(2)	(16)	4

(a)
The Group sold its Louisville laminating business in 2012, including its post-retirement obligation. The income resulting from the assumption of this liability by the buyer of the Louisville laminating business is reflected in the gain on sale of businesses component of other income in the statement of comprehensive income.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the post-employment medical obligation	4	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the post-employment medical obligation	(8)	9

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Historical information

	For the year ended December 31,
(In $ million)	2012	2011	2010	2009	2008
Liability for post-employment medical obligations	145	147	158	87	86
Experience adjustments arising on plan liabilities	3	3	5	—	(1)

20.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2011	40	33	36	50	73	232
Provisions made	4	4	59	18	17	102
Provisions used	(3)	—	(50)	(18)	(14)	(85)
Provisions reversed	(12)	—	(7)	(2)	(5)	(26)
Transfers to other liabilities	—	—	—	(3)	(9)	(12)
Balance as of December 31, 2012	29	37	38	45	62	211
Current	8	3	35	25	20	91
Non-current	21	34	3	20	42	120
Total provisions as of December 31, 2012	29	37	38	45	62	211
Current	7	3	33	24	31	98
Non-current	33	30	3	26	42	134
Total provisions as of December 31, 2011	40	33	36	50	73	232

Other provisions

The main components of other provisions are lease provisions and contingent liabilities recognized in business acquisitions, environmental remediation, product warranty provisions, brokerage provisions for customs duties, and rent contracts related to investment properties. Other provisions as of December 31, 2012 included $15 million related to onerous leases, $15 million related to product warranty provisions and $7 million related to environmental remediation programs. Other provisions as of December 31, 2011 included $15 million related to onerous leases, $11 million related to product warranty provisions and $10 million related to environmental remediation programs.

21.    Equity

21.1    Share capital

The reported share capital balance as of December 31, 2012 is that of the Company, which is the sole parent of the Group.

Further information regarding Reynolds Group Holdings Limited's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2012	2011	2010
Balance at the beginning of the year	111,000,004	111,000,004	111,000,003
Issue of shares	—	—	1
Balance at the end of the year	111,000,004	111,000,004	111,000,004

All issued shares are fully paid and have no par value.

On November 16, 2010, the Company issued to its sole shareholder, Packaging Finance Limited, 1 fully paid ordinary share at an issue price of NZ$414 million ($322 million) per share.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

21.2    Dividends

There were no dividends declared or paid during the year ended December 31, 2012 (2011: none; 2010: none) by the Company.

On August 31, 2010, Reynolds Packaging Inc. (now named Reynolds Packaging Holdings LLC) paid a dividend of $39 million, of which $38 million was paid in cash and $1 million was settled through reductions in related party balances payable, to its shareholder as of that date, Reynolds Packaging (NZ) Limited, in advance of the acquisition of the Reynolds foodservice packaging business by the Group on September 1, 2010.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

21.3    Capital management

The Directors are responsible for monitoring and managing the Group's capital structure. Capital is comprised of equity and external borrowings.

The Directors' policy is to maintain an acceptable capital base to promote the confidence of the Group's financiers and creditors and to sustain the future development of the business. The Directors monitor the Group's financial position to ensure that it complies at all times with its financial and other covenants as set out in its financing arrangements.

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans with respect to capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

22.    Financial risk management

22.1    Overview

This note presents information about the Group's exposure to market risk, credit risk and liquidity risk, and where applicable, the Group's objectives, policies and procedures for managing these risks.

Exposure to market, credit and liquidity risks arises in the normal course of the Group's business. The Directors of the Group and the ultimate parent entity have overall responsibility for the establishment and oversight of the Group's risk management framework.

The Directors have established a treasury policy that identifies risks faced by the Group and sets out policies and procedures to mitigate those risks. Risk management is primarily carried out by the treasury function of the Group. The Directors have delegated authority levels and authorized the use of various financial instruments to a restricted number of personnel within the treasury function.

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

22.2    Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, interest rates and commodity prices, will affect the Group's cash flows or the fair value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Group buys and sells derivatives in the ordinary course of business to manage market risks. The Group does not enter into derivative contracts for speculative purposes.

(a)	Foreign currency exchange risk

As a result of the Group's international operations, foreign currency exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the profit or loss component of the Group's statement of comprehensive income.

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. Generally, the Group does not use forward exchange contracts to hedge residual foreign currency exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate, the Group may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions.

The Group generally does not hedge its exposure to translation gains or losses in respect of its non-dollar functional currency assets or liabilities.

For the year ended December 31, 2012, the Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. The continued change in the foreign currency exchange rate between the dollar and the euro will result in the Group recognizing either foreign currency exchange gains or losses on the translation of this indebtedness in the future. A 100 basis point increase in the rates, applied as of December 31, 2012, would have resulted in additional foreign currency exchange gain of $23 million, while a 100 basis point decrease would have resulted in a reduction of $23 million of the reported foreign currency exchange gain.
In addition, the Group is also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of its entities with different functional currencies.

(b)	Interest rate risk

The Group's interest rate risk arises from long-term borrowings at both fixed and floating rates and from deposits which earn interest at floating rates. Borrowings and deposits at floating rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk.

The Group has exposure to both floating and fixed interest rates on borrowings primarily denominated in the U.S. dollar and the euro.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Interest rate risk on borrowings at floating rates is partially offset by interest on cash deposits also earned at floating rates.

The Group has adopted a policy to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Fixed rate instruments
Loans and borrowings	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Total fixed rate instruments	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Floating rate instruments
Cash and cash equivalents	1,556	1,556	—	—	—	—
Related party receivables	307	307	—	—	—	—
Bank overdrafts	(2)	(2)	—	—	—	—
Loans and borrowings	(3,130)	(3,130)	—	—	—	—
Total variable rate instruments	(1,269)	(1,269)	—	—	—	—
Total	(16,279)	(1,271)	(1)	(2)	(1,493)	(13,512)

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Fixed rate instruments
Loans and borrowings	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)
Total fixed rate instruments	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)
Floating rate instruments
Cash and cash equivalents	597	597	—	—	—	—
Related party receivables	271	271	—	—	—	—
Bank overdrafts	(3)	(3)	—	—	—	—
Loans and borrowings	(4,618)	(4,617)	—	(1)	—	—
Total variable rate instruments	(3,753)	(3,752)	—	(1)	—	—
Total	(16,587)	(3,756)	(250)	(3)	(2,066)	(10,512)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group's floating rate assets and liabilities. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2012, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the September 2012 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would have a $5 million impact and a less than $1 million impact on the interest expense on the U.S. and European term loans, respectively, under the Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Senior Secured Credit Facilities.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2012, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $5 million increase in interest expense while a 25 basis point decrease in interest rates would result in a $1 million decrease in interest expense.

(c)	Commodity and other price risk

Commodity and other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market.

The Group's exposure to commodity and other price risk arises principally from the purchase of resin (and its components), natural gas and aluminum. Other than resin, natural gas and certain aluminum purchases, the Group generally purchases commodities at spot market prices and commodity financial instruments or derivatives to hedge commodity prices are not used.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to hedge the Group's exposure in relation to the cost of resin, natural gas, diesel, electricity and aluminum.

The following table provides the detail of outstanding derivative contracts as of December 31, 2012:

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	85,680	€1,475 - €1,585	Jan 2013 - Jan 2014
Resin swaps	kiloliter	501,900	JPY50,290	Jan 2013 - Dec 2013
Resin swaps	pound	89,320,000	$0.57 - $1.00	Jan 2013 - Dec 2013
Aluminum futures	metric tonne	14,080	$1,954 - $2,150	Jan 2013 - Nov 2013
Aluminum swaps	metric tonne	42,408	$1,885 - $2,423	Jan 2013 - Dec 2016*
Natural gas swaps	million BTU	2,594,200	$3.03 - $4.07	Jan 2013 - Dec 2013
Ethylene swaps	pound	4,321,000	$0.52 - $0.60	Jan 2013 - Apr 2013
Benzene swaps	U.S. liquid gallon	1,598,201	$3.70 - $3.90	Jan 2013 - Apr 2013
Diesel swaps	U.S. liquid gallon	2,507,400	$3.88 - $4.01	Jan 2013 - Dec 2013
Electricity swaps	megawatt hour	85,613	NZD$59.00 - NZD$81.76	Jan 2013 - Dec 2013

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2012, the Group recognized an unrealized gain of $7 million (2011: unrealized loss of $26 million; 2010: unrealized gain of $4 million) as a component of other income in the statements of comprehensive income. During the year ended December 31, 2012, the Group recognized a realized gain of $7 million (2011: realized gain of $7 million; 2010: realized loss of $11 million) as a component of cost of sales in the statements of comprehensive income.

There is no material impact on the statement of comprehensive income from a revaluation of derivative contracts at December 31, 2012 assuming a 10% parallel upwards or downwards movement in the price curve used to value the contracts and assuming all other variables remain constant.

22.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse range of operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group, subject to certain Group-determined limits. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally the Group does not require collateral with respect to trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 12.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

22.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13 week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses including the servicing of financial obligations. As of December 31, 2012, the Group had $1,556 million of cash on hand.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2012, the Group had undrawn lines of credit under the revolving facilities of the September 2012 Credit Agreement totaling $51 million and €65 million ($86 million) (2011: $35 million and €63 million ($82 million) under the August 2011 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Non-derivative financial liabilities
Bank overdrafts	(2)	(2)	(2)	—	—	—	—
Trade and other payables	(1,808)	(1,808)	(1,808)	—	—	—	—
Loans and borrowings	(17,902)	(27,070)	(676)	(1,173)	(1,329)	(5,371)	(18,521)
	(19,712)	(28,880)	(2,486)	(1,173)	(1,329)	(5,371)	(18,521)
Derivative financial liabilities
Commodity derivatives:
Inflows	—	8	6	2	—	—	—
Outflows	(8)	(16)	(9)	(7)	—	—	—
	(8)	(8)	(3)	(5)	—	—	—
Total	(19,720)	(28,888)	(2,489)	(1,178)	(1,329)	(5,371)	(18,521)

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Non-derivative financial liabilities
Bank overdrafts	(3)	(3)	(3)	—	—	—	—
Trade and other payables	(1,760)	(1,760)	(1,760)	—	—	—	—
Non-current payables	(38)	(38)	—	—	(38)	—	—
Loans and borrowings	(17,146)	(26,602)	(820)	(1,044)	(1,561)	(7,733)	(15,444)
	(18,947)	(28,403)	(2,583)	(1,044)	(1,599)	(7,733)	(15,444)
Derivative financial liabilities
Commodity derivatives:
Inflows	—	26	17	9	—	—	—
Outflows	(15)	(41)	(27)	(14)	—	—	—
	(15)	(15)	(10)	(5)	—	—	—
Total	(18,962)	(28,418)	(2,593)	(1,049)	(1,599)	(7,733)	(15,444)

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

22.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2012
Assets
Cash and cash equivalents	—	—	1,556	—	1,556	1,556
Current and non-current receivables	—	—	1,797	—	1,797	1,797
Derivative financial assets
Commodity derivatives	5	—	—	—	5	5
Embedded derivatives	374	—	—	—	374	374
Total assets	379	—	3,353	—	3,732	3,732
Liabilities
Bank overdrafts	—	—	—	(2)	(2)	(2)
Trade and other payables	—	—	—	(1,808)	(1,808)	(1,808)
Other payables	—	—	—	(53)	(53)	(53)
Derivative financial liabilities
Commodity derivatives	(13)	—	—	—	(13)	(13)
Loans and borrowings	—	—	—	(17,902)	(17,902)	(18,919)
Total liabilities	(13)	—	—	(19,765)	(19,778)	(20,795)

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2011
Assets
Cash and cash equivalents	—	—	597	—	597	597
Current and non-current receivables	—	—	1,835	—	1,835	1,835
Derivative financial assets:
Commodity derivatives	1	—	—	—	1	1
Embedded derivatives	122	—	—	—	122	122
Total assets	123	—	2,432	—	2,555	2,555
Liabilities
Bank overdrafts	—	—	—	(3)	(3)	(3)
Trade and other payables	—	—	—	(1,760)	(1,760)	(1,760)
Other non-current payables	—	—	—	(38)	(38)	(38)
Derivative financial liabilities:
Commodity derivatives	(16)	—	—	—	(16)	(16)
Loans and borrowings	—	—	—	(17,146)	(17,146)	(16,902)
Total liabilities	(16)	—	—	(18,947)	(18,963)	(18,719)

The methods used in determining fair values of financial instruments are disclosed in note 3.4 and note 3.5.

22.6    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group's financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2012
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(8)	—	(8)
Embedded derivatives	—	374	—	374
Total	—	366	—	366

As of December 31, 2011
Financial assets at fair value through profit or loss:
Derivative financial assets:
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

There were no transfers between any levels during the years ended December 31, 2012 and 2011.

23.     Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Short-term employee benefits	9	13	11
Management fees	—	—	1
Total compensation expense to key management personnel	9	13	12

There were no transactions with key management personnel during the years ended December 31, 2012, 2011 and 2010.

Related party transactions

The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Limited, Banawi Evergreen Packaging Company Limited and Eclipse Closures, LLC. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below:

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2012	2011	2010	2012	2011
Transactions with the immediate and ultimate parent companies
Due to ultimate parent(a)	—	—	—	(1)	(1)
Transactions with joint ventures
Sale of goods and services(b)	186	146	139	46	30
Sale of non-current assets	—	—	7	—	—
Transactions with other related parties

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2012	2011	2010	2012	2011
Trade receivables
BPC United States Inc.				—	4
Sale of services	—	3	—
Sale of property, plant and equipment(c)	—	—	3
Carter Holt Harvey Limited				—	—
Sale of goods	—	3	14
Carter Holt Harvey Packaging Pty Limited				—	—
Sale of goods	—	4	20
Carter Holt Harvey Pulp & Paper Limited				—	—
Sale of goods	2	3	2
FRAM Group Operations LLC				1	1
Recharges	3	—	—
Sale of goods	1	—	—
United Components, Inc				—	1
Trade payables
BPC United States Inc.				—	—
Management fees	—	—	(1)
Carter Holt Harvey Limited				—	(1)
Purchase of goods	(11)	(10)	(1)
Purchase of Whakatane Mill(d)	—	—	(46)
Carter Holt Harvey Pulp & Paper Limited				(2)	(5)
Purchase of goods	(29)	(38)	(25)
Rank Group Limited				(18)	(47)
Recharges(e)	(26)	(121)	(43)
Management fee(f)	(32)	—	—
Rank Group North America, Inc.				—	—
Recharges(g)	(20)	—	—
Reynolds Packaging (NZ) Limited				—	—
Dividends paid	—	—	(39)
Loans receivable
BPC United States Inc.				—	—
Repayments	—	—	12
Rank Group Limited(h)				307	271
Interest income	17	16	14
Reynolds Consumer Products (NZ) Limited				—	—
Interest income	—	—	2
Novation of loan	—	—	1
Repayment of loan	—	—	61
Reynolds Treasury (NZ) Limited				—	—
Interest income	—	—	1
Repayments	—	—	25
Loans Payable
Reynolds Treasury (NZ) Limited(i)				—	(23)
Loan advanced	—	(25)	—
Interest expense	(1)	(1)	—
Receivable related to transfer of tax losses to:
Carter Holt Harvey Limited	—	—	5	5	5
Payable related to transfer of tax losses to:
BPC Finance (N.Z.) Limited				(4)	(3)
Repayments	—	—	(11)

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2012	2011	2010	2012	2011
Evergreen Packaging New Zealand Limited				—	—
Transfer of tax losses	(3)	—	—
Nerva Investments Limited				—	—
Repayments	—	—	(11)
Rank Group Investments Limited	—	—	—	(3)	(2)
Reynolds Packaging Group (NZ) Limited				—	—
Transfer of tax losses	(7)	—	—

(a)	The advance due to Packaging Holdings Limited is non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)	On April 29, 2010, Blue Ridge Paper Products Inc. sold land and buildings at net book value totaling $3 million to BPC United States Inc.

(d)	On May 4, 2010, the Group acquired the Whakatane Mill at fair value for a purchase price of $46 million (including post-closing adjustments) from Carter Holt Harvey Limited.

(e)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(f)	Represents a management fee paid to Rank Group Limited for management, consulting, monitoring and advisory services.

(g)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(h)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the year ended December 31, 2012, interest was charged at 5.89% to 5.99% (2011: 5.90% to 6.25%; 2010: 5.98% to 6.47%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(i)
On August 23, 2011, the Group borrowed the euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was unsecured and was repaid on June 8, 2012.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

24.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.	Dec-31	Argentina	100	100	100
Graham Packaging San Martin S.A.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A.	Dec-31	Argentina	100	100	100
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co. KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(a)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA (formerly Graham Packaging Belgium N.V.)(b)	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA (formerly Graham Packaging Lummen N.V.)(c)	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio S.A.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD	Dec-31	Bulgaria	100	100	100
Conference Cup Ltd.(d)	Dec-31	Canada	—	100	—
Dopaco Canada, Inc.(d)	Dec-31	Canada	—	100	—
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Garven Incorporated(d)	Dec-31	Canada	—	100	—
Graham Packaging Canada Company (formerly Graham Packaging Canada Limited)(e)	Dec-31	Canada	100	100	100
Pactiv Canada, Inc.(d)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(f)	Dec-31	Canada	100	—	100
Crystal Insurance Comp. Ltd.	Dec-31	Guernsey	100	100	100
SIG Asset Holdings Limited	Dec-31	Guernsey	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closures Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closures Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd.	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Limited	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc Packaging Technology Services (Shanghai) Co. Ltd. (in liquidation)(g)	Dec-31	China	—	—	—

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Zhejing Zhongbao Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.a.r.l.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.a.r.l.	Dec-31	France	100	100	100
SIG Combibloc S.a.r.l.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH	Dec-31	Germany	100	100	100
SIG Beverages Germany GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
SIG Combibloc Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation)	Dec-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (in liquidation)	Dec-31	Italy	100	100	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) I S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) II S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.(h)	Dec-31	Luxembourg	100	—	100
Beverage Packaging Holdings (Luxembourg) VI S.A.(h)	Dec-31	Luxembourg	100	—	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
Asesores y Consultores Graham, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Bienes Industriales del Norte, S.A. de C.V.	Dec-31	Mexico	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Middle America M.A., S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Tecnicos de Tapas Innovativas, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited(j)	Jul-31	Nepal	100	76	100
Beverage Packaging Holdings (Netherlands) B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Pactiv Europe B.V.	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)(k)	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG(l)	Dec-31	Switzerland	—	100	—
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.	Dec-31	Turkey	100	100	100
SIG Combibloc Paketleme ve Ticaret Limited Sirketi(m)	Dec-31	Turkey	50	100	50
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging U.K. Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Stanley) Limited (in liquidation)(n)	Dec-31	United Kingdom	—	100	—
Pactiv Limited (in liquidation)(o)	Dec-31	United Kingdom	—	100	—
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd.	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Coast-Packaging Company (California General Partnership)(a)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Dopaco, Inc.(p)	Dec-31	U.S.A.	—	100	—
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging USA Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. I	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. II	Dec-31	U.S.A.	100	100	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging France Partners(q)	Dec-31	U.S.A.	—	100	—
Graham Packaging GP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Minster LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Technological Specialties LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging West Jordan, LLC	Dec-31	U.S.A.	100	100	100
Graham Recycling Company L.P.	Dec-31	U.S.A.	100	100	100
International Tray Pads & Packaging, Inc.(r)	Dec-31	U.S.A.	100	—	100
Newspring Industrial Corp.(s)	Dec-31	U.S.A.	—	100	—
Pactiv Factoring LLC(t)	Dec-31	U.S.A.	—	100	—
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc. (formerly PWP Industries, Inc.)(u)	Dec-31	U.S.A.	100	100	100
Pactiv Retirement Administration LLC(v)	Dec-31	U.S.A.	—	100	—
Pactiv RSA LLC(v)	Dec-31	U.S.A.	—	100	—
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Prairie Packaging, Inc.(w)	Dec-31	U.S.A.	—	100	—
PWP Holdings, Inc.(x)	Dec-31	U.S.A.	—	100	—
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Inc. (formerly Reynolds Foil Inc.)(y)	Dec-31	U.S.A.	100	100	100
Reynolds Flexible Packaging Inc.(z)	Dec-31	U.S.A.	—	100	—
Reynolds Food Packaging LLC(aa)	Dec-31	U.S.A.	—	100	—
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Packaging Holdings LLC (ab)	Dec-31	U.S.A.	—	100	—
Reynolds Packaging Kama Inc.(aa)	Dec-31	U.S.A.	—	100	—
Reynolds Packaging LLC(aa)	Dec-31	U.S.A.	—	100	—
Reynolds Presto Products Inc. (formerly Reynolds Consumer Products, Inc.)(ac)	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA LLC	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Ultra Pac, Inc.(aa)	Dec-31	U.S.A.	—	100	—
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.	Dec-31	Venezuela	100	100	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	The Group has control and it has the power to govern the financial and operating policies of the entity.

(b)	Converted to a BVBA (Besloten Vennootschap Met Beperkte AAnsprakelijkheid) on February 2, 2012 to become Graham Packaging Belgium BVBA.

(c)	Converted to a BVBA (Besloten Vennootschap Met Beperkte AAnsprakelijkheid) on February 29, 2012 to become Graham Packaging Lummen BVBA.

(d)	Amalgamated into a “new” Pactiv Canada Inc. on January 1, 2012.

(e)	Converted to Graham Packaging Canada Company on February 1, 2012.

(f)	Incorporated on January 1, 2012.

(g)	Dissolved in September 2010.

(h)	Incorporated on December 11, 2012.

(i)	Incorporated on February 13, 2012.

(j)	Now 100% owned by Closure Systems International B.V. following the acquisition of the remaining 24% ownership interest formerly owned by a third party.

(k)	Changed name to SIG Schweizerische Industrie-Gesellschaft AG on June 4, 2012.

(l)	Merged into SIG Combibloc Group AG on June 4, 2012.

(m)
Shares in SIG Combibloc Paketleme ve Ticaret Limited Sirketi held by Austrian companies SIG Austria Holding GmbH and SIG Combibloc GmbH were transferred to the joint venture SIG Combibloc Obeiken FZCO, a United Arab Emirates company on December 14, 2012. A shareholding of 50% in SIG Combibloc Obeikan FZCO is held by SIG Combibloc GmbH.

(n)	Dissolved on March 30, 2012.

(o)	Dissolved on June 9, 2012.

(p)	Merged into PWP Industries, Inc. on July 1, 2012.

(q)	Merged into Graham Packaging Company, LP on December 19, 2012.

(r)	Acquired by Pactiv LLC on September 19, 2012.

(s)	Merged into PWP Industries, Inc. on October 1, 2012.

(t)	Merged into Pactiv LLC on August 1, 2012.

(u)	Changed name to Pactiv Packaging Inc. on November 8, 2012.

(v)	Merged into Pactiv Factoring LLC on August 1, 2012.

(w)	Merged into Pactiv LLC on October 1, 2012.

(x)	Merged into PWP Industries, Inc. on May 31, 2012.

(y)	Changed name to Reynolds Consumer Products Inc. on January 3, 2012.

(z)	Merged into Reynolds Packaging Kama, Inc. on November 8, 2012.

(aa)	Merged into Reynolds Packaging Holdings LLC on November 8, 2012.

(ab)	Merged into Pactiv LLC on November 8, 2012.

(ac)	Changed name to Reynolds Presto Products Inc. on January 3, 2012.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

25.    Business combinations under common control

On May 4, 2010, the Group acquired the business operations of Evergreen from subsidiaries of Rank Group Limited. At the time of this transaction, both the Group and Evergreen were ultimately 100% owned by Mr. Graeme Hart. The original acquisitions of the Evergreen businesses were completed between January 31, 2007 and August 1, 2007.

On September 1, 2010, the Group acquired the operations of the Reynolds foodservice packaging businesses from subsidiaries of Reynolds (NZ) Limited (“Reynolds (NZ)”). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Reynolds foodservice packaging businesses was completed on February 29, 2008.

The following table shows the effect of the legal consummation of the acquisitions of Evergreen and the Reynolds foodservice packaging business as of their respective dates of acquisition by the Group:

(In $ million)	Evergreen	Reynolds foodservice packaging	Total
Total consideration(a)	1,612	342	1,954
Net book value of share capital of the acquired businesses	(713)	(193)	(906)
Difference between total consideration and net book value of share capital of the acquired businesses(b)	899	149	1,048

(a)
The Group has accounted for the acquisitions under the principles of common control. As a result, the cash acquired as part of the acquisitions is already included in the Group's cash balance and does not form part of the net cash outflow. Further, the results of operations of the businesses acquired are included in the statements of comprehensive income from January 31, 2007 for Evergreen and from February 29, 2008 for the Reynolds foodservice packaging business.

(b)
In accordance with the Group's accounting policy for acquisitions under common control, the difference between the share capital of the acquired businesses and the consideration paid (which represented the fair value) has been recognized directly in equity as part of other reserves. Differences in the consideration paid at the date of the legal acquisition by the Group of these businesses and those amounts paid when originally acquired by entities under the common control of the ultimate shareholder reflect changes in the relative fair value. Such changes related to value created within these businesses through events such as the realization of the cost savings initiatives and operational synergies combined with the changes within the market in which they operate.

26.    Business combinations

International Tray Pads & Packaging, Inc. and Interplast Packaging Inc.

On September 19, 2012, the Group acquired International Tray Pads & Packaging, Inc. This company is located in North Carolina and manufactures meat and poultry pads, furniture shipping pads, medical wadding and related products. On September 24, 2012, the Group acquired the business of Interplast Packaging Inc. This company is based in Quebec, Canada and manufactures egg cartons for use in retail packaging of specialty eggs. The operating results of International Tray Pads & Packaging Inc. and Interplast Packaging Inc. have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. Combined, the consideration paid was $30 million and these acquisitions contributed $10 million in revenue, $1 million in EBITDA, and $1 million in Adjusted EBITDA for the year ended December 31, 2012 to the results of Pactiv Foodservice.

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of September 8, 2011, and any adjustments made to those values:

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Provisional values recognized on September 8, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	146	—	146
Trade and other receivables	338	(10)	328
Inventories	300	(9)	291
Current tax assets	3	1	4
Assets held for sale	7	—	7
Investments in associates and joint ventures	1	—	1
Deferred tax assets	7	(5)	2
Property, plant and equipment	1,438	(36)	1,402
Intangible assets (excluding goodwill)	1,679	696	2,375
Derivative assets	9	—	9
Other current and non-current assets	19	11	30
Trade and other payables(c)	(694)	(2)	(696)
Current tax liabilities	(10)	(29)	(39)
Borrowings	(2,852)	1	(2,851)
Deferred tax liabilities	(405)	(184)	(589)
Provisions and employee benefits	(201)	(6)	(207)
Net assets (liabilities) acquired	(215)	428	213
Goodwill on acquisition	2,012	(428)	1,584
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the fair values of separately identifiable intangible assets and property, plant and equipment following valuations by third party valuation firms. The finalization of the fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

(c)
In connection with the acquisition of Graham Packaging, amounts under an existing income tax receivable agreement with certain pre-IPO shareholders became due and payable. Such amounts which were settled after the date of acquisition are reflected in the statement of cash flows as a financing activity.

Acquisition costs of $24 million are included in other expenses in the statement of comprehensive income for the year ended December 31, 2011.

The fair value of trade receivables is $320 million. The gross contractual amount of trade receivables is $320 million, all of which were collectible.

The goodwill of $1,584 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. This includes $140 million of goodwill that was allocated to other business segments. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $402 million is expected to be deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated Useful Life
Trade name	250	Indefinite
Customer relationships	1,580	17 to 22 years
Technology	540	10 to 15 years
Non-compete agreement	2	1 year
Land use rights	3	43 years
Total	2,375

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The estimated useful life ranges from 17 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The estimated useful life ranges from 10 to 15 years.

Pre-acquisition results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the impact that the fair value adjustments had on the historical acquisition date values of assets and liabilities.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $64 million, EBITDA of $105 million and Adjusted EBITDA of $156 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed, on a pro forma basis, additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011 (the "Dopaco Acquisition"). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The new product lines complement and enhance the Group’s existing product lines, allowing it to offer a broader product range and additional customer relationships. Dopaco is included in the Group's Pactiv Foodservice segment.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of May 2, 2011, and any adjustments made to those values:

(In $ million)	Provisional values recognized on May 2, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	3	—	3
Trade and other receivables	33	—	33
Inventories	58	1	59
Assets held for sale	3	—	3
Deferred tax assets	4	—	4
Property, plant and equipment	152	(28)	124
Intangible assets (excluding goodwill)	16	72	88
Other current and non-current assets	5	1	6
Bank overdrafts	(5)	—	(5)
Trade and other payables	(20)	(4)	(24)
Deferred tax liabilities	(32)	(8)	(40)
Provisions and employee benefits	(24)	(2)	(26)
Net assets acquired	193	32	225
Goodwill on acquisition	205	(35)	170
Net assets acquired	398	(3)	395
Consideration paid in cash	398	(3)	395
Bank overdraft acquired	2	—	2
Net cash outflow	400	(3)	397

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the values of property, plant and equipment and identifiable intangible assets and the associated deferred taxes thereon. Other measurement period adjustments have arisen from the finalization of reviews of the balance sheet reconciliations as of

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

the date of acquisition. The depreciation and amortization impact from these provisional changes to fair values had been recognized during the year ended December 31, 2011.

Acquisition-related costs of $6 million are included in other expenses in the statement of comprehensive income for the year ended December 31, 2011.

The goodwill recognized on the acquisition is attributable mainly to the skill of the acquired business’ work force and the synergies expected to be achieved from integrating Dopaco into the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

The preliminary values attributed to the separately identifiable intangible assets were established shortly after the date of acquisition in May 2011 through the assistance of an external third party valuer. Subsequent to this assessment the Group has verified the reasonableness of all key assumptions including royalty rate, growth rates, business mix and discount rate. This review process involved feedback and further input from a wide range of senior executives which has enabled the Group to further refine the initial assumptions as of the date of acquisition. As a result management has revised and finalized the values initially established for the separately identifiable intangible assets as of the date of acquisition. The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful life
Trade name	6	5 years
Customer relationships	77	9 to 14 years
Patents	4	10 years
Emission reduction credit	1	Indefinite
Total	88

Trade name

The Dopaco trade name is a business to business trade name under which the products are sold. The preliminary value of the trade name is being amortized over 5 years as it is a defensible intangible asset.

Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.

Pre-acquisition results

Dopaco contributed revenues of $331 million, profit after income tax of $7 million, EBITDA of $28 million and Adjusted EBITDA of $45 million to the Group for the period from May 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed, on a pro forma basis, additional revenue of $153 million, profit after tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million. These amounts are unaudited.

Pactiv Corporation

On November 16, 2010, the Group acquired 100% of the outstanding common stock of Pactiv Corporation (“Pactiv”) for a purchase price of $4,452 million (the “Pactiv Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration and the refinancing of certain borrowings that were acquired was provided through a combination of additional borrowings, additional equity and existing cash.

Pactiv is a leading manufacturer of consumer and foodservice packaging products in the United States. The acquisition of Pactiv brought together two consumer and foodservice packaging platforms. The combination increased the Group's product, geographic and customer diversification and created an extensive and diverse distribution network. The products of the Group and Pactiv are complementary, providing the combined Group with opportunities to generate incremental revenue through cross-selling and category expansion. The Group expects to realize cost savings and operational synergies by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies.

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Recognized values on acquisition
Cash and cash equivalents, net of bank overdrafts	91
Trade and other receivables	472
Current tax assets	547
Deferred tax assets	49
Inventories	27
Property, plant and equipment	1,429
Intangible assets (excluding goodwill)	2,715
Other current and non-current assets	60
Trade and other payables	(418)
Borrowings	(1,485)
Deferred tax liabilities	(877)
Provisions and employee benefits	(1,071)
Net assets acquired	1,539
Non-controlling interests	(18)
Goodwill on acquisition	2,931
Net assets acquired	4,452
Consideration paid in cash	4,452
Net cash acquired	(91)
Net cash flow	4,361

Acquisition-related costs of $10 million are included in other expenses in the statement of comprehensive income for the year ended December 31, 2010.

The Group identified and measured the property, plant and equipment and separately identifiable intangible assets (excluding goodwill) of $1,429 million and $2,715 million, respectively, with the assistance of a third party valuer.

The fair value of trade receivables is $472 million. The gross contractual amount of trade receivables due at acquisition was $517 million, of which $45 million was expected to be uncollectible.

The goodwill of $2,931 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Pactiv into the Group. The synergies largely relate to benefits from (a) large scale efficiencies in integration of sales, marketing and administration functions, information technology resources, and leveraging lean production capabilities across facilities, (b) eight to nine plant closures, (c) "one face" customer servicing organization, (d) streamlining warehouse and logistics, and (e) centralizing procurement. Except for $514 million, the goodwill recognized is not deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful life
Trade names - indefinite life	1,075	Indefinite
Trade names - definite life	39	5 years
Customer relationships	1,321	20 years
Technology	188	7.5 years
Permits	88	Indefinite
Favorable leasehold	4	3 to 8 years
Total	2,715

Trade names

The Pactiv Foodservice trade name has been valued as a business to business trade name with an indefinite life. The Hefty trade name has been valued as a consumer trade name with an indefinite life. The Pactiv trade name used in the consumer products business has been valued as a business to business trade name with a five year useful life.

Customer and distributor relationships

Pactiv’s operations are characterized by arrangements with customers and distributors for the supply of finished packaging products. The separately identifiable intangible assets reflect the estimated value that is attributable to the existing arrangements and the value that is expected from the ongoing relationships.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Technology

Pactiv’s operations include certain proprietary knowledge and processes that have been developed internally. The business operates in product categories where customers and end-users value the technology and innovation that Pactiv’s custom packaging products offer as an alternative to traditional packaging materials.

Permits

Manufacturers that emit pollutants or use hazardous materials are required to meet various federal and state regulatory requirements and obtain the necessary operating permits. Pactiv has obtained numerous operating permits for its plants over the years. As regulatory requirements have evolved, several of its existing permits have been grandfathered and would be very costly, or even impossible, to obtain today.

Pre-acquisition results

The operating results of Pactiv's consumer products and foodservice packaging businesses have been combined with the operating results of the Group's Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. For the period from January 1, 2011 to November 16, 2011, Pactiv's revenue was $3,494 million. For the year ended December 31, 2010, Pactiv’s revenue, profit from operating activities, EBITDA and Adjusted EBITDA were $3,679 million, $254 million, $465 million and $656 million, respectively. These unaudited amounts are provided on a pro forma basis and include IFRS adjustments and therefore will not agree to historically reported Pactiv results as Pactiv reported its results under U.S. GAAP.

Closure Systems International Americas, Inc.

On February 1, 2010, the Group purchased 100% of the issued capital of Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. Total consideration for the acquisition was $36 million and was paid in cash. The acquired company was subsequently renamed Closure Systems International Americas, Inc. (“CSI Americas”).

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

(In $ million)	Recognized values on acquisition
Cash and cash equivalents	11
Trade and other receivables	3
Inventories	10
Deferred tax assets	11
Property, plant and equipment	14
Intangible assets (excluding goodwill)	4
Trade and other payables	(7)
Net assets acquired	46
Difference between net assets acquired and consideration paid	(10)
Consideration paid, settled in cash	36
Cash acquired	(11)
Net cash outflow	25

The acquisition of CSI Americas contributed revenue of $52 million and a net profit of $3 million to the Group for the year ended December 31, 2010. If the purchase had occurred on January 1, 2010, management estimates that CSI Americas would have contributed additional revenue of $4 million, additional EBITDA of $3 million and additional profit after tax of $1 million.

27.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2012	2011
Less than one year	111	111
Between 1 and 5 years	222	247
More than 5 years	79	83
Total	412	441

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

During the year ended December 31, 2012, $135 million of operating lease expense was recognized in the statement of comprehensive income as a component of profit or loss (2011: $107 million; 2010: $51 million).

28.    Capital commitments

As of December 31, 2012, the Group had entered into contracts to incur capital expenditures of $177 million (2011: $106 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled primarily in the following financial year.

29.    Contingencies

	As of December 31,
(In $ million)	2012	2011
Contingent liabilities	37	19

The contingent liabilities primarily arise from the guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2012, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 18.

30.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 18).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of December 31, 2012 and 2011 and the related statements of financial performance and cash flows for the each of the years ended December 31, 2012, 2011, and 2010 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Issuers (as defined in note 18);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statement of financial performance and consolidating statement of cash flows for the years ended December 31, 2012, 2011 and 2010 and the condensed consolidating statement of financial position as of December 31, 2012, 2011 and 2010 reflect the current guarantor structure of the Group.

The presentation of certain items in prior years have changed to conform to current year presentation. These adjustments do not impact the consolidated ending balances, nor do they have a material impact on the individual guarantor categories or the presentation as a whole.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed statements of financial performance, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of financial performance, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in note 3 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Condensed consolidating statement of financial performance

	For the year ended December 31, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	12,515	1,679	(364)	13,830
Cost of sales	—	—	(10,166)	(1,408)	364	(11,210)
Gross profit	—	—	2,349	271	—	2,620
Other income, other expenses and share of equity method earnings, net of income tax	(43)	—	126	2	(174)	(89)
Selling, marketing and distribution expenses	—	—	(307)	(41)	—	(348)
General and administration expenses	—	—	(757)	(89)	—	(846)
Profit (loss) from operating activities ("EBIT")	(43)	—	1,411	143	(174)	1,337
Financial income	17	1,203	39	193	(1,166)	286
Financial expenses	—	(1,130)	(1,631)	(95)	1,166	(1,690)
Net financial income (expenses)	17	73	(1,592)	98	—	(1,404)
Profit (loss) before income tax	(26)	73	(181)	241	(174)	(67)
Income tax benefit (expense)	(5)	(23)	106	(41)	—	37
Profit (loss) for the year	(31)	50	(75)	200	(174)	(30)

Profit (loss) attributable to:
Equity holder of the Group	(31)	50	(75)	199	(174)	(31)
Non-controlling interests	—	—	—	1	—	1
	(31)	50	(75)	200	(174)	(30)

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Condensed consolidating statement of financial position

	As of December 31, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,369	187	—	1,556
Trade and other receivables	10	—	492	941	—	1,443
Inventories	—	—	1,427	185	—	1,612
Inter-group receivables	—	293	—	7	(300)	—
Other assets	—	1	125	25	—	151
Total current assets	10	294	3,413	1,345	(300)	4,762
Investments in subsidiaries, associates and joint ventures	—	—	1,670	138	(1,667)	141
Property, plant and equipment	—	—	3,697	666	—	4,363
Investment properties	—	—	32	—	—	32
Intangible assets	—	—	11,822	452	—	12,274
Inter-group receivables	16	12,802	368	1,318	(14,504)	—
Other assets	307	285	212	132	—	936
Total non-current assets	323	13,087	17,801	2,706	(16,171)	17,746
Total assets	333	13,381	21,214	4,051	(16,471)	22,508
Liabilities
Trade and other payables	17	294	1,237	260	—	1,808
Borrowings	1	—	27	496	—	524
Inter-group payables	—	—	300	—	(300)	—
Other liabilities	9	3	460	53	—	525
Total current liabilities	27	297	2,024	809	(300)	2,857
Borrowings	—	12,808	3,405	1,165	—	17,378
Inter-group liabilities	530	77	14,044	383	(15,034)	—
Other liabilities	—	12	2,335	129	—	2,476
Total non-current liabilities	530	12,897	19,784	1,677	(15,034)	19,854
Total liabilities	557	13,194	21,808	2,486	(15,334)	22,711
Net assets (liabilities)	(224)	187	(594)	1,565	(1,137)	(203)
Equity
Equity attributable to equity holder of the Group	(224)	187	(594)	1,544	(1,137)	(224)
Non-controlling interests	—	—	—	21	—	21
Total equity (deficit)	(224)	187	(594)	1,565	(1,137)	(203)

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Condensed consolidating statement of cash flows

	For the year ended December 31, 2012
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(32)	(978)	1,659	(776)	1,063	936

Cash flow from (used in) investing activities
Acquisition of property, plant and equipment	—	—	(528)	(101)	—	(629)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	38	—	—	38
Acquisition of intangible assets	—	—	(21)	—	—	(21)
Acquisition of businesses, net of cash acquired	—	—	(33)	—	—	(33)
Disposal of businesses, net of cash disposed	—	—	95	—	—	95
Net related party advances (repayments)	—	(2,722)	(165)	(12)	2,899	—
Interest received	—	961	3	103	(1,063)	4
Related party investment in subsidiaries	—	—	(200)	—	200	—
Other	32	—	—	7	(32)	7
Net cash from (used in) investing activities	32	(1,761)	(811)	(3)	2,004	(539)

Net cash from (used in) financing activities
Drawdown of loans and borrowings	—	4,500	2,636	553	—	7,689
Repayment of loans and borrowings	—	(1,697)	(5,227)	(80)	—	(7,004)
Net related party borrowings	—	—	2,711	165	(2,899)	(23)
Payment of debt transaction costs	—	(64)	(52)	(7)	—	(123)
Proceeds from issue of share capital to related parties	—	—	—	200	(200)	—
Other	—	—	(32)	(2)	32	(2)
Net cash from (used in) financing activities	—	2,739	36	829	(3,067)	537

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Condensed consolidating statement of financial performance

	For the year ended December 31, 2011
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,951	1,178	(310)	11,819
Cost of sales	—	—	(9,034)	(1,001)	310	(9,725)
Gross profit	—	—	1,917	177	—	2,094
Other income, other expenses and share of equity method earnings, net of income tax	(429)	—	(155)	(18)	408	(194)
Selling, marketing and distribution expenses	—	—	(306)	(41)	—	(347)
General and administration expenses	(2)	—	(584)	(42)	—	(628)
Profit (loss) from operating activities ("EBIT")	(431)	—	872	76	408	925
Financial income	16	695	9	113	(811)	22
Financial expenses	—	(728)	(1,373)	(130)	811	(1,420)
Net financial income (expenses)	16	(33)	(1,364)	(17)	—	(1,398)
Profit (loss) before income tax	(415)	(33)	(492)	59	408	(473)
Income tax benefit (expense)	(4)	13	71	(24)	—	56
Profit (loss) for the year	(419)	(20)	(421)	35	408	(417)

Profit (loss) attributable to:
Equity holder of the Group	(419)	(20)	(421)	33	408	(419)
Non-controlling interests	—	—	—	2	—	2
	(419)	(20)	(421)	35	408	(417)

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Condensed consolidating statement of financial position

	As of December 31, 2011*
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	461	136	—	597
Trade and other receivables	5	—	1,261	243	—	1,509
Inventories	—	—	1,568	196	—	1,764
Inter-group receivables	—	234	—	4	(238)	—
Other assets	—	—	143	32	—	175
Total current assets	5	234	3,433	611	(238)	4,045
Investments in subsidiaries, associates and joint ventures	—	—	1,352	116	(1,349)	119
Property, plant and equipment	—	—	3,893	653	—	4,546
Investment properties	—	—	29	—	—	29
Intangible assets	—	—	12,076	469	—	12,545
Inter-group receivables	16	10,042	269	1,196	(11,523)	—
Other assets	271	116	199	41	—	627
Total non-current assets	287	10,158	17,818	2,475	(12,872)	17,866
Total assets	292	10,392	21,251	3,086	(13,110)	21,911
Liabilities
Trade and other payables	11	236	1,255	258	—	1,760
Borrowings	1	—	503	17	—	521
Inter-group payables	—	—	238	—	(238)	—
Other liabilities	4	—	461	65	—	530
Total current liabilities	16	236	2,457	340	(238)	2,811
Borrowings	—	9,993	5,491	1,141	—	16,625
Inter-group liabilities	479	23	11,248	252	(12,002)	—
Other liabilities	—	—	2,534	122	—	2,656
Total non-current liabilities	479	10,016	19,273	1,515	(12,002)	19,281
Total liabilities	495	10,252	21,730	1,855	(12,240)	22,092
Net assets (liabilities)	(203)	140	(479)	1,231	(870)	(181)
Equity
Equity attributable to equity holder of the Group	(203)	140	(479)	1,209	(870)	(203)
Non-controlling interests	—	—	—	22	—	22
Total equity	(203)	140	(479)	1,231	(870)	(181)

*
In accordance with IFRS 3 (revised) "Business Combinations," the information presented for the year ended December 31, 2011 has been revised to reflect the effect of the finalization of the purchase accounting for the Graham Packaging acquisition. Refer to note 2.6.

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Condensed consolidating statement of cash flows

	For the year ended December 31, 2011
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(547)	458	(104)	636	443

Cash from (used in) investing activities
Acquisition of property, plant and equipment	—	—	(416)	(95)	—	(511)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	58	13	—	71
Acquisition of intangible assets	—	—	(8)	(1)	—	(9)
Acquisition of businesses, net of cash acquired	—	—	(2,048)	—	—	(2,048)
Net related party advances (repayments)	—	(4,427)	(31)	88	4,370	—
Interest received	—	530	5	108	(636)	7
Other	—	—	(20)	8	—	(12)
Net cash from (used in) investing activities	—	(3,897)	(2,460)	121	3,734	(2,502)

Cash from (used in) financing activities
Drawdown of loans and borrowings	—	4,482	4,676	13	—	9,171
Repayment of loans and borrowings	—	—	(6,648)	(4)	—	(6,652)
Payment of liabilities arising from Graham Packaging Acquisition	—	—	(252)	—	—	(252)
Net related party borrowings	—	29	4,364	2	(4,370)	25
Payment of debt transaction costs	—	(92)	(187)	—	—	(279)
Other	—	—	(5)	(2)	—	(7)
Net cash from (used in) financing activities	—	4,419	1,948	9	(4,370)	2,006

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Condensed consolidating statement of financial performance

	For the year ended December 31, 2010
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	6,277	824	(300)	6,801
Cost of sales	—	—	(5,178)	(646)	300	(5,524)
Gross profit	—	—	1,099	178	—	1,277
Other income, other expenses and share of equity method earnings, net of income tax	(102)	(1)	111	8	(3)	13
Selling, marketing and distribution expenses	—	—	(198)	(33)	—	(231)
General and administration expenses	(3)	—	(362)	(27)	—	(392)
Profit (loss) from operating activities ("EBIT")	(105)	(1)	650	126	(3)	667
Financial income	14	266	14	120	(348)	66
Financial expenses	(2)	(251)	(727)	(120)	348	(752)
Net financial income (expenses)	12	15	(713)	—	—	(686)
Profit (loss) before income tax	(93)	14	(63)	126	(3)	(19)
Income tax benefit (expense)	(4)	(5)	(47)	(22)	—	(78)
Profit (loss) for the year	(97)	9	(110)	104	(3)	(97)

Profit (loss) attributable to:
Equity holder of the Group	(97)	9	(110)	104	(3)	(97)
Non-controlling interests	—	—	—	—	—	—
	(97)	9	(110)	104	(3)	(97)

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

Condensed consolidating statement of cash flows

	For the year ended December 31, 2010
(In $ million)	Parent	Reynolds Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(171)	317	(34)	271	383

Cash from (used in) investing activities
Purchase of Whakatane Mill	—	—	(46)	—	—	(46)
Acquisition of property, plant and equipment	—	—	(250)	(69)	—	(319)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	31	1	—	32
Acquisition of intangible assets	—	—	(17)	(1)	—	(18)
Acquisition of businesses, net of cash acquired	—	—	(4,386)	—	—	(4,386)
Disposal of businesses, net of cash disposed	—	—	33	—	—	33
Net related party advances (repayments)	—	(3,980)	139	15	3,923	97
Interest received	—	170	3	103	(271)	5
Related party investment in subsidiaries	(322)	—	(102)	—	424	—
Other	—	—	1	13	—	14
Net cash from (used in) investing activities	(322)	(3,810)	(4,594)	62	4,076	(4,588)

Cash from (used in) financing activities
Acquisition of businesses under common control	—	—	(1,958)	—	—	(1,958)
Drawdown of loans and borrowings	—	4,000	2,820	2	—	6,822
Repayment of loans and borrowings	—	—	(479)	(3)	—	(482)
Proceeds from issues of share capital	322	—	—	—	—	322
Proceeds from related party borrowings	—	—	3,965	—	(3,965)	—
Repayment of related party borrowings	—	—	—	(32)	32	—
Payment of debt transaction costs	—	(99)	(194)	—	—	(293)
Proceeds from issue of share capital to related parties	—	102	322	—	(424)	—
Other	—	(10)	(64)	(2)	10	(66)
Net cash from (used in) financing activities	322	3,993	4,412	(35)	(4,347)	4,345

Reynolds Group Holdings Limited
Notes to the financial statements
For the year ended December 31, 2012

31.    Subsequent events

RGHL and certain members of the Group filed a registration statement with the SEC pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the September 2012 Senior Secured Notes for new registered notes having terms substantially identical to the terms of the original notes. The registration statement was declared effective by the SEC on December 27, 2012 and on January 29, 2013 the exchange offer for the new registered notes was consummated.

Other than the item disclosed above, there have been no events subsequent to December 31, 2012, which would require accrual or disclosure in these financial statements.

Beverage Packaging Holdings Group

Financial statements for the year ended
December 31, 2012

Beverage Packaging Holdings Group

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Boards of Directors of Beverage Packaging Holdings (Luxembourg) I S.A. and Beverage Packaging Holdings (Luxembourg) II S.A.:

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings Group and its subsidiaries (the "Group") at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois
March 12, 2013

Beverage Packaging Holdings Group
Statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2012	2011*	2010*
Revenue		13,830	11,819	6,801
Cost of sales	**	(11,210)	(9,725)	(5,524)
Gross profit		2,620	2,094	1,277
Other income	6	114	57	75
Selling, marketing and distribution expenses	**	(348)	(347)	(231)
General and administration expenses	**	(846)	(626)	(388)
Other expenses	7	(198)	(268)	(80)
Share of profit of associates and joint ventures, net of income tax	16	27	17	18
Profit from operating activities		1,369	927	671
Financial income	10	268	6	52
Financial expenses	10	(1,690)	(1,420)	(750)
Net financial expenses		(1,422)	(1,414)	(698)
Income (loss) before income tax		(53)	(487)	(27)
Income tax benefit (expense)	11	41	60	(75)
Profit (loss) for the year		(12)	(427)	(102)
Other comprehensive income (loss) for the year, net of income tax
Exchange differences on translating foreign operations		(4)	(26)	227
Transfers from foreign currency translation reserve to profit and loss		—	—	49
Total other comprehensive income (loss) for the year, net of income tax		(4)	(26)	276
Total comprehensive income (loss) for the year		(16)	(453)	174
Profit (loss) attributable to:
Equity holder of the Group		(13)	(429)	(102)
Non-controlling interests		1	2	—
		(12)	(427)	(102)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(17)	(454)	175
Non-controlling interests		1	1	(1)
		(16)	(453)	174

*	Revenue and other income for the years ended December 31, 2011 and 2010 have been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6.

**	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 15, and 27.

The statements of comprehensive income should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of financial position

		As of December 31,
(In $ million)	Note	2012	2011
Assets
Cash and cash equivalents		1,556	597
Trade and other receivables	12	1,433	1,504
Inventories	13	1,612	1,764
Current tax assets	11	46	39
Assets held for sale		21	70
Derivatives		5	1
Other assets		79	65
Total current assets		4,752	4,040
Non-current receivables	12	47	55
Investments in associates and joint ventures	16	141	119
Deferred tax assets	11	40	29
Property, plant and equipment	14	4,363	4,546
Investment properties		32	29
Intangible assets	15	12,274	12,545
Derivatives	22	374	122
Other assets		168	150
Total non-current assets		17,439	17,595
Total assets		22,191	21,635
Liabilities
Bank overdrafts		2	3
Trade and other payables	17	1,791	1,749
Liabilities directly associated with assets held for sale		—	20
Borrowings	18	523	520
Current tax liabilities	11	140	161
Derivatives		13	16
Employee benefits	19	270	228
Provisions	20	91	98
Total current liabilities		2,830	2,795
Non-current payables	17	53	38
Borrowings	18	17,394	16,641
Deferred tax liabilities	11	1,412	1,548
Employee benefits	19	891	936
Provisions	20	120	134
Total non-current liabilities		19,870	19,297
Total liabilities		22,700	22,092
Net liabilities		(509)	(457)
Equity
Share capital	21	1,385	1,417
Reserves		(1,260)	(1,256)
Accumulated losses		(655)	(640)
Equity attributable to equity holder of the Group		(530)	(479)
Non-controlling interests		21	22
Total equity (deficit)		(509)	(457)

The statements of financial position should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of changes in equity

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2010)		1,376	53	(513)	(73)	843	16	859
Issue of shares (net of issue costs)	21	947	—	—	—	947	—	947
Total comprehensive income (loss) for the year:
Profit (loss) after tax		—	—	—	(102)	(102)	—	(102)
Foreign currency exchange translation reserve		—	277	—	—	277	(1)	276
Total comprehensive income (loss) for the year		—	277	—	(102)	175	(1)	174
Common control transactions	25	(906)	—	(1,048)	—	(1,954)	—	(1,954)
Purchase of non-controlling interest		—	—	—	3	3	(5)	(2)
Non-controlling interests acquired through business combinations		—	—	—	—	—	18	18
Disposal of business		—	—	—	—	—	(3)	(3)
Dividends paid		—	—	—	(39)	(39)	(2)	(41)
Balance as of December 31, 2010		1,417	330	(1,561)	(211)	(25)	23	(2)
Balance at the beginning of the year (January 1, 2011)		1,417	330	(1,561)	(211)	(25)	23	(2)
Total comprehensive income (loss) for the year:
Profit (loss) after tax		—	—	—	(429)	(429)	2	(427)
Foreign currency exchange translation reserve		—	(25)	—	—	(25)	(1)	(26)
Total comprehensive income (loss) for the year		—	(25)	—	(429)	(454)	1	(453)
Dividends paid to non-controlling interests	21	—	—	—	—	—	(2)	(2)
Balance as of December 31, 2011		1,417	305	(1,561)	(640)	(479)	22	(457)
Balance at the beginning of the year (January 1, 2012)		1,417	305	(1,561)	(640)	(479)	22	(457)
Total comprehensive income (loss) for the year:
Profit (loss) after tax		—	—	—	(13)	(13)	1	(12)
Foreign currency exchange translation reserve		—	(4)	—	—	(4)	—	(4)
Total comprehensive income (loss) for the year		—	(4)	—	(13)	(17)	1	(16)
Repayment of contributed capital	21	(32)	—	—	—	(32)	—	(32)
Purchase of non-controlling interest		—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2012		1,385	301	(1,561)	(655)	(530)	21	(509)
The statements of changes in equity should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Cash flows from operating activities
Cash received from customers		13,908	11,486	6,798
Cash paid to suppliers and employees		(11,287)	(9,868)	(5,635)
Interest paid		(1,427)	(1,003)	(451)
Income taxes paid, net of refunds received		(133)	(88)	(125)
Premium on extinguishment of loans and borrowings		(101)	—	—
Payment of change of control and other acquisition costs		—	(84)	(181)
Payment to related party for use of tax losses		(10)	—	(23)
Net cash from operating activities		950	443	383
Cash flows used in investing activities
Purchase of Whakatane Mill	23	—	—	(46)
Acquisition of property, plant and equipment and investment properties		(629)	(511)	(319)
Proceeds from sale of property, plant and equipment, investment properties and other assets		38	71	32
Acquisition of intangible assets		(21)	(9)	(18)
Acquisition of businesses, net of cash acquired	26	(33)	(2,048)	(4,386)
Disposal of businesses, net of cash disposed		95	—	33
Disposal of other investments		—	—	10
Pre-acquisition advance to Graham Packaging		—	(20)	—
Receipt of related party advances		—	—	97
Interest received		4	7	5
Dividends received from joint ventures		7	8	4
Net cash used in investing activities		(539)	(2,502)	(4,588)
Cash flows from financing activities
Acquisitions of business under common control		—	—	(1,958)
Drawdown of loans and borrowings:
Securitization Facility		540	—	—
September 2012 Credit Agreement		2,623	—	—
September 2012 Senior Secured Notes		3,250	—	—
February 2012 Senior Notes		1,250	—	—
August 2011 Credit Agreement		—	4,666	—
August 2011 Notes		—	2,482	—
February 2011 Notes		—	2,000	—
October 2010 Notes		—	—	3,000
May 2010 Notes		—	—	1,000
2009 Credit Agreement		—	10	2,820
Other borrowings		26	13	2
Repayment of loans and borrowings:
Securitization Facility		(40)	—	—
September 2012 Credit Agreement		(6)	—	—
2011 Credit Agreement		(4,571)	(75)	—
2009 Credit Agreement		—	(4,168)	(38)
2009 Senior Secured Notes		(1,697)	—	—
Graham Packaging borrowings assumed	26	—	(1,935)	—
Graham Packaging Notes assumed	26	(388)	(470)	—
Pactiv 2012 Notes assumed	26	(249)	—	—
Pactiv borrowings assumed	26	—	—	(397)

Beverage Packaging Holdings Group
Statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Blue Ridge Facility		—	—	(43)
Other borrowings		(53)	(4)	(4)
Payment of liabilities arising from Graham Packaging Acquisition*		—	(252)	—
Premium on Graham Packaging 2017 and 2018 Notes		—	(5)	—
Proceeds from issues of share capital		—	—	322
Related party borrowings (repayments)		(23)	25	—
Payment of debt transaction costs		(105)	(279)	(317)
Purchase of non-controlling interests		—	—	(3)
Dividends paid to related parties and non-controlling interests		(2)	(2)	(39)
Repayment of contributed capital	21	(32)	—	—
Net cash from financing activities		523	2,006	4,345
Net increase (decrease) in cash and cash equivalents		934	(53)	140
Cash and cash equivalents at the beginning of the year		594	651	514
Effect of exchange rate fluctuations on cash held		26	(4)	(3)
Cash and cash equivalents as of December 31		1,554	594	651
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,556	597	663
Bank overdrafts		(2)	(3)	(12)
Cash and cash equivalents as of December 31		1,554	594	651

*	Includes amounts paid under a pre-acquisition income tax receivable agreement with certain pre-IPO shareholders that required payment as a result of the acquisition.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of cash flows

Reconciliation of the profit for the year with the net cash from operating activities

	For the year ended December 31,
(In $ million)	2012	2011	2010
Profit (loss) for the year	(12)	(427)	(102)
Adjustments for:
Depreciation of property, plant and equipment	774	650	317
Depreciation of investment properties	—	1	2
Asset impairment charges	52	12	29
Amortization of intangible assets	360	321	185
Net foreign currency exchange loss	8	7	3
Change in fair value of derivatives	(7)	26	(4)
Loss (gain) on sale of property, plant and equipment and non-current assets	—	1	(5)
Gains on sale of businesses and investment properties	(68)	(5)	(16)
CSI Americas gain on acquisition	—	—	(10)
Net financial expenses	1,422	1,414	698
Share of profit of equity accounted investees	(27)	(17)	(18)
Income tax (benefit) expense	(41)	(60)	75
Interest paid	(1,427)	(1,003)	(451)
Income taxes paid, net of refunds received	(133)	(88)	(125)
Premium on extinguishment of loans and borrowings	(101)	—	—
Change in trade and other receivables	69	(56)	(45)
Change in inventories	157	(171)	41
Change in trade and other payables	(25)	(8)	9
Change in provisions and employee benefits	(24)	(154)	(202)
Change in other assets and liabilities	(27)	—	2
Net cash from operating activities	950	443	383

Significant non-cash financing and investing activities

During the year ended December 31, 2010, Evergreen Packaging Inc. (“EPI”) issued shares to Evergreen Packaging US, its parent company at the time of issue, in exchange for the novation of external borrowings, net of debt issue costs, in amounts of CA$30 million ($29 million), NZ$776 million ($568 million) and $28 million.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Statements of cash flows

Acquisitions and disposals of businesses

	For the year ended December 31,
	2012		2011		2010
(In $ million)	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(30)	—	(2,192)	—	(4,488)	33
Net cash (bank overdraft) acquired (disposed of)	—	—	144	—	102	—
Consideration received, satisfied in notes receivable	—	—	—	—	—	14
Consideration subject to post-closing adjustments	—	—	—	—	—	1
	(30)	—	(2,048)	—	(4,386)	48
Cash and cash equivalents, net of bank overdrafts	—	—	(144)	—	(102)	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	—	—	(10)
Amounts reclassified from foreign currency translation reserve	—	—	—	—	—	1
Net assets (acquired) disposed of	(30)	—	(2,192)	—	(4,488)	39
Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	—	—	(144)	—	(102)	—
Trade and other receivables	(4)	—	(361)	—	(475)	12
Inventories	(2)	—	(350)	—	(557)	8
Current tax assets	—	—	(4)	—	(49)	—
Assets held for sale	—	—	(10)	—	—	—
Derivative assets	—	—	(9)	—	—	—
Investment in associates and joint ventures	—	—	(1)	—	—	3
Deferred tax assets	—	—	(6)	—	(38)	—
Property, plant and equipment	(6)	—	(1,526)	—	(1,443)	23
Intangible assets (excluding goodwill)	(21)	—	(2,463)	—	(2,719)	—
Goodwill	(1)	—	(1,754)	—	(2,931)	—
Other current and non-current assets	—	—	(36)	—	(60)	—
Trade and other payables	4	—	720	—	425	(8)
Current tax liabilities	—	—	39	—	—	—
Borrowings	—	—	2,851	—	1,485	—
Deferred tax liabilities	—	—	629	—	877	—
Provisions and employee benefits	—	—	233	—	1,071	—
Net assets (acquired) disposed of	(30)	—	(2,192)	—	(4,516)	38
Gain on acquisition	—	—	—	—	10	—
Amounts reclassified from foreign currency translation reserve	—	—	—	—	—	1
Non-controlling interests	—	—	—	—	18	—
	(30)	—	(2,192)	—	(4,488)	39
Refer to note 26 for further details of acquisitions.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The financial statements of Beverage Packaging Holdings Group (the "Group") as of and for the year ended December 31, 2012 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities (the "BP I Group"); and

•	BP II.

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of BP I and BP II is: 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

The financial statements as of and for the year ended December 31, 2011 have been revised to reflect the finalization of the purchase accounting related to the acquisition of Graham Packaging. Refer to note 26 for further information.

2.1    Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC Interpretations as issued by the International Accounting Standards Board ("IASB").

The financial statements were approved by the Boards of Directors (the “Directors”) on March 12, 2013.

2.2    Going concern

The financial statements have been prepared using the going concern assumption.

The statement of financial position as of December 31, 2012 presents negative equity of $509 million compared to negative equity of $457 million as of December 31, 2011. The increase in negative equity is primarily attributable to the current year loss and the repayment of contributed capital. The total equity was reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Refer to note 3.2(c). The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of December 31, 2012, the common control transactions had generated a cumulative reduction in equity of $1,561 million.

2.3    Basis of measurement

The financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the statement of comprehensive income, statement of changes in equity and statement of cash flows for the current year is for the twelve month period ended December 31, 2012. Information for the comparative years is for the twelve month periods ended December 31, 2011 and December 31, 2010.

2.4    Presentation currency

These financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is described in note 4.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

2.6    Comparative information

During the year ended December 31, 2012, the Group made an adjustment in its Evergreen segment to conform its presentation of scrap and by-product sales. The adjustment increased revenue and decreased other income by $30 million and $27 million for the years ended December 31, 2011 and December 31, 2010, respectively. The adjustment had no impact on EBITDA, Adjusted EBITDA and the statement of cash flows for the years ended December 31, 2011 and December 31, 2010.

In connection with the integration of the acquired Pactiv operations into the Reynolds Consumer Products and Pactiv Foodservice segments, the Group has completed a number of internal reorganizations which now enable these segments to report inventory transfers as inter-segment revenue and cost of sales. As a result, the Group revised its policy for recording inventory transfers from the Pactiv Foodservice segment to the Reynolds Consumer Products segment to present the transfers as inter-segment revenue effective in the first quarter of 2012. Prior to this, inter-segment inventory transfers had been recorded within the combined businesses' shared balance sheet and not as inter-segment revenue. To conform to the current period presentation, information with respect to business segment reporting as presented for the years ended December 31, 2011 and December 31, 2010 has been revised for the Pactiv Foodservice segment. As a result of this revision, inter-segment revenue of the Pactiv Foodservice segment increased by $503 million and $64 million for the years ended December 31, 2011 and December 31, 2010, respectively, with corresponding increases in the corporate inter-segment revenue elimination. The revision had no impact on segment gross profit, profit from operating activities, EBITDA, Adjusted EBITDA, net loss and the statement of cash flows for the years ended December 31, 2011 and December 31, 2010.

During the year ended December 31, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. Since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the year ended December 31, 2012. There was no impact on Adjusted EBITDA and the statement of cash flows. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of December 31, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.

During the year ended December 31, 2012, the Group made adjustments to correct certain deferred tax balances for errors identified during the year. The first adjustment was to increase income tax benefit and net profit by $3 million for an error in the recognition of unrecognized deferred tax assets for certain Luxembourg entities and was recorded in the second quarter of 2012. The second adjustment was to increase income tax benefit and net profit by $11 million for errors in tax basis depreciation and application of appropriate tax rates and was recorded in the fourth quarter of 2012. These adjustments had no impact on EBITDA, Adjusted EBITDA or the statement of cash flows for the year ended December 31, 2012. The adjustments did not have a material impact on any current or previously reported interim or annual financial statements.

The Group records embedded derivatives at fair value each quarter with fair value adjustments recorded to financial income or expenses. During the year ended December 31, 2012, the Group identified errors in the first quarter, second quarter and third quarter valuations of embedded derivatives that were corrected in the fourth quarter of 2012. The errors and correction resulted in the (understatement) overstatement of first quarter, second quarter, third quarter and fourth quarter net financial expenses in 2012 by $3 million, $11 million, ($27) million and $13 million, respectively. The adjustments had no impact on full year 2012 net financial expenses. These adjustments also had no impact on EBITDA, Adjusted EBITDA or the statement of cash flows for any quarter in 2012 and did not have a material impact on any previously reported interim financial statements in 2012.

On May 4, 2010, indirect subsidiaries of BP I acquired the business operations of Evergreen. On September 1, 2010, indirect subsidiaries of BP I acquired the business operations of the Reynolds foodservice packaging business. Prior to these transactions, these businesses were under the common ownership of the ultimate sole shareholder, Mr. Graeme Hart. This type of transaction is defined as a business combination under common control, which falls outside of the scope of IFRS 3 (revised) “Business Combinations.” In accordance with the Group’s accounting policy for business combinations under common control, as described in note 3.2(c), the Group has compiled the comparative financial information as though the entities had always been combined from the common control date forward.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements by all Group entities.

3.1    Basis of combination

The financial statements represent the combination of the consolidated financial statements of the BP I Group and BP II, a sister company to BP I, as prescribed under the requirements of certain indentures governing our indebtedness. Refer to note 18 for additional information on the Group's borrowings.

As the financial statements represent the combination of entities that do not have direct shareholdings in each other, consolidated financial statements of the Group cannot be prepared. Consequently, the number of shares and value of issued capital along with other items of equity and reserves in the statements of financial position represent the combination of the issued capital and other items of equity and reserves of BP I and BP II.

In preparing the financial statements of the Group, the effects of all transactions and balances between entities within the Group have been eliminated.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

3.2    Basis of consolidation

(a)    Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control exists when the parent of the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date control (or effective control) commences until the date that control ceases.

The Group has adopted IFRS 3 (revised) “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (2008) for each acquisition or business combination occurring on or after January 1, 2010. All business combinations occurring on or after January 1, 2010 have been accounted for using the acquisition method, while those prior to this date have been accounted for using the purchase method.

The cost of an acquisition under the acquisition method of accounting is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

During the measurement period, an acquirer can report provisional information for a business combination if by the end of the reporting period in which the combination occurs the accounting is incomplete. The measurement period, however, ends at the earlier of when the acquirer has received all of the necessary information to determine the fair values or one year from the date of the acquisition.

The cost of an acquisition under the purchase method of accounting is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interests. Final values for a business combination are determined within twelve months of the date of the acquisition.

Refer to note 26 for disclosure of acquisitions in the current and comparative years.

(b)    Joint ventures and associates

Joint ventures are those operations, entities or assets in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in jointly controlled entities (joint ventures) and associates are accounted for using the equity method of accounting (equity accounted investees) and are initially recognized at cost. Investments in associates include goodwill identified on acquisition, net of accumulated impairment losses, if any.

(c)    Transactions between entities under common control

Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.

Acquisitions of businesses under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•
premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the share capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve;

•	the financial statements incorporate the acquired entities' results as if the acquirer and the acquiree had always been combined from the date of common ownership; and

•
the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e. from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(d)    Transactions eliminated on consolidation

Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the financial statements. Unrealized gains arising from transactions with joint ventures and associates are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

(e)    Transactions with non-controlling interests

The Group accounts for transactions with non-controlling interests as transactions with the equity owner of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

3.3    Foreign currency

(a)    Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of BP I and BP II is the euro.

(b)    Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated to the functional currency of the respective entities at the foreign currency exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency of the respective entities at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on translation are recognized in the statement of comprehensive income as a component of profit or loss, unless the underlying transaction is recognized directly in equity.

(c)    Foreign operations

The results of operations and financial position of those entities that have a functional currency different from the presentation currency of the Group are translated into the Group's presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing exchange rate at the reporting date of the statement of financial position;

(ii)	income and expense items for each profit or loss item are translated at average exchange rates;

(iii)	items of other comprehensive income are translated at average exchange rates; and

(iv)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized as part of the gain or loss on the sale in the statement of comprehensive income as a component of the profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated on this basis.

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,		As of December 31,
	2012	2011	2012	2011
1 €	1.29	1.39	1.32	1.32
10 MXN	0.76	0.80	0.77	0.71
1 CA$	1.00	1.01	1.01	0.98

3.4    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, receivables, available-for-sale financial assets, trade and other payables and interest bearing borrowings.

A non-derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Non-derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through the profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to offset exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Upon initial acquisition the Group classifies its financial instruments in one of the following categories, which is dependent on the purpose for which the financial instruments were acquired or assumed.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

(a)    Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included in borrowings and are classified as current liabilities on the statement of financial position except if repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, bank overdrafts are included as a component of cash and cash equivalents.

(b)    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for instruments with maturities greater than twelve months from the reporting date, which are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables (including related party receivables) which are stated at their cost less provisions for doubtful debts.

Certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million. The terms of this agreement do not result in the derecognition of the trade receivables by the Group.

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. Given the short-term nature of trade receivables the carrying amount is a reasonable approximation of fair value.

(c)    Other liabilities

Other liabilities are comprised of all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group's other liabilities comprise trade and other payables and interest bearing borrowings, including those with related parties. The Group's other liabilities are measured as follows:

(i)	Trade and other payables
Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are stated at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are stated at amortized cost using the effective interest method.

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

3.5    Derivative financial instruments

A derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of an instrument at the trade date.

All derivatives are recognized at fair value based on a valuation model which includes consideration of credit risk, where applicable, and discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date. Transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of the profit or loss unless the derivative financial instrument qualifies for hedge accounting, and the Group elects to apply hedge accounting.

Derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to offset exists.

Derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the instrument expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset.

Derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

Embedded derivatives are separated from the host contract and accounted for separately if the following conditions are met:

(i)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(ii)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(iii)	the combined instrument is not measured at fair value through profit or loss.

At the time of initial recognition of the embedded derivative an equal adjustment is also recognized against the host contract. The adjustment against the host contract is amortized over the remaining life of the host contract using the effective interest method.

Any embedded derivatives that are separated are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of profit or loss.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

3.6    Inventories

(a)    Raw materials, work in progress and finished goods

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale.

(b)    Engineering and maintenance materials

Engineering and maintenance materials (representing either critical or long order components) are measured at the lower of cost and net realizable value. The cost of these inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is determined with reference to the cost of replacement of such items in the ordinary course of business compared to the current market prices.

3.7    Property, plant and equipment

(a)    Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (if any).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of property, plant and equipment acquired in a business combination is determined by reference to its fair value at the date of acquisition (refer to note 3.2(a)). The cost of self-constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

The fair values of items of property, plant and equipment recognized as a result of a business combination are based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of property, plant and equipment is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)    Investment property

When the use of a property changes from owner-occupied to investment property, the property is reclassified to investment property at its carrying value at the date of transfer.

(d)    Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalized until such time as the assets are substantially ready for their intended use. The interest rate used for capitalization equates to the effective interest rate on debt where general borrowings are used or the relevant interest rate where specific borrowings are used to finance the construction.

(e)    Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(f)    Depreciation

Depreciation is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset. Land is not depreciated.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings 20 to 50 years

•	Plant and equipment 3 to 25 years

•	Furniture and fixtures 3 to 20 years

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds (if any) at the time of disposal with the net carrying amount of the asset.

3.8    Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)    The Group as lessor - finance and operating leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases.

Payments received under finance leases are apportioned between financial income and the reduction of the outstanding receivable balance. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Lease income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and amortized on a straight-line basis over the lease term.

(b)    The Group as lessee - finance and operating leases

Upon initial recognition the finance leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included in loans and borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.4(c)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under finance leases are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which are recognized in the statement of comprehensive income as a component of profit or loss are allocated to each period during the lease term so as to reflect a constant rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for in the periods in which the payments are incurred.

Payments made under operating leases are recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the terms of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the year in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.

In the event that lease incentives are received to enter into an operating lease, such incentives are deferred and recognized as a liability. The aggregated benefits of the lease incentives are amortized as a reduction to the lease expenses on a straight-line basis, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.9    Intangible assets

(a)    Goodwill

Goodwill arises on the acquisition of subsidiaries, associates, joint ventures and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest (if any) in the acquiree over the fair value of the identifiable net assets recognized. Goodwill is allocated to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

Goodwill is measured at cost less accumulated impairment losses (if any) and is tested at least annually for impairment. Goodwill is not amortized and is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

With respect to joint ventures and investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses (if any) with the exception of the SIG Combibloc, Reynolds, Hefty, Pactiv Foodservice, Blue Ridge, Evergreen and Graham Packaging trade names which are recognized at cost less accumulated impairment losses (if any). These trademarks are considered indefinite life intangible assets as they represent the value accumulated in the brand, which is expected to continue indefinitely into the future.

The fair values of trademarks and patents acquired in a business combination are based on the discounted estimated royalty payments that have been avoided as a result of owning the trademark or patent. The fair values of other identifiable intangible assets are based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

(c)    Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.  These relationships are recognized at cost and amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses (if any). Other development expenditure that does not qualify for capitalization is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at cost less impairment losses (if any).

(f)    Subsequent expenditures

Subsequent expenditure with respect to intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(g)    Amortization

Amortization is recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

The estimated useful lives for the material classes of amortizable intangible assets are as follows:

•	Trademarks 5 to 15 years

•	Customer relationships 6 to 25 years

•	Software/technology 3 to 15 years

•	Patents 5 to 14 years

•	Rights to supply up to a maximum of 6 years

3.10    Impairment

The carrying amounts of the Group's assets are reviewed regularly and at least annually to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount of an asset, cash generating unit ("CGU") or group of CGUs exceeds its recoverable amount. Impairment losses directly reduce the carrying amount of assets and are recognized in the statement of comprehensive income as a component of the profit or loss.

(a)    Impairment of loans and receivables

The recoverable amount of the Group's loans and receivables carried at amortized cost is calculated with reference to the present value of the estimated future cash flows, discounted at the original effective interest rate computed at the date of initial recognition of these financial assets. Receivables with a short duration are not discounted.

Impairment losses on individual instruments that are considered significant are determined on an individual basis through an evaluation of the specific instruments' exposures. For trade receivables which are not significant on an individual basis, impairment is assessed on a portfolio basis taking into consideration the number of days overdue and the historical loss experiences on a portfolio with a similar number of days overdue.
The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency with respect to interest or principal repayment; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

(b)    Non-financial assets

The carrying amounts of the Group's non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset or CGU's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of the profit or loss. Impairment losses recognized with respect to a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell for goodwill and certain trademarks, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple. The fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value of the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Other indefinite life intangible assets consist primarily of permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the appropriate CGU level.

With respect to assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's revised carrying amount will not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized.

3.11    Assets and liabilities classified as held for sale

Assets (or disposal groups comprised of assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

3.12    Employee benefits

(a)    Pension obligations

The Group operates various defined contribution and defined benefit plans.

(i)    Defined contribution plans
A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee's service in the current and prior years. The Group's contributions are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(ii)    Defined benefit plans
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.
The Group's net obligation with respect to defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior years. These benefits are then discounted to determine the present value of the Group's obligations and are then adjusted for the impact of any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The Group's net obligation is then determined with reference to the fair value of the plan assets (if any). The calculations are performed by qualified actuaries using the projected unit credit method.
Past service costs are recognized in the statement of comprehensive income as a component of the profit or loss in the current year, unless the changes to the plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.
Actuarial gains and losses are recognized in the statement of comprehensive income as a component of profit or loss when the cumulative unrecognized actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets. These gains or losses are amortized on a straight-line basis over the expected remaining service lives of employees participating in the plan.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

The Group also participates in various multi-employer pension plans. To the extent that sufficient information is not available to use defined benefit plan accounting, the Group accounts for the multi-employer plan as if it were a defined contribution plan.

Refer to note 3.21(b) for details on an amendment to existing IFRS guidance with respect to the accounting for defined benefit post-employment plans.

(b)    Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of the profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

(c)    Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value and any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Past service costs are recognized in the statement of comprehensive income as a component of the profit or loss in the current year unless changes to a plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.

(d)    Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

3.13    Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefit will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized in financial expenses in the statement of comprehensive income as a component of profit or loss.

(a)    Legal

The Group is subject to litigation in the ordinary course of operations. Provisions for legal claims are recognized when estimated costs associated with settling current legal proceedings are considered probable. Provisions may include estimated legal and other fees associated with settling these claims.

(b)    Warranty

A provision for warranty is recognized for all products under warranty as of the reporting date based on sales volumes and past experience of the level of problems reported and product returns.

(c)    Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. No provision is made for future operating costs.

(d)    Asset retirement obligations

A provision for decommissioning costs is recognized when the Group has an obligation to fulfill certain requirements upon the disposal of particular assets.

3.14    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

standards for companies of similar size. As of December 31, 2012, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2012, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

3.15    Dividends

Dividends to the Group's shareholder are recognized as a liability in the Group's financial statements in the year in which the dividends are declared.

3.16    Equity

(a)    Share capital

Common stock and ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

(b)    Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group's presentation currency.

(c)    Other reserves

The other reserves comprise balances resulting from transactions with entities under common control.

In accordance with the Group's accounting policy for transactions under common control (refer to note 3.2(c)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the share capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010.

3.17    Revenue

Revenue consists primarily of the sale of goods and is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue is recognized when the significant risks and rewards of ownership have been substantially transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards of ownership vary depending on the individual terms of the contract of sale and occur either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

3.18    Financial income and expenses

Financial income is comprised of interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses are comprised of interest expense, foreign currency losses, losses on early extinguishment of debt, impairment losses recognized on financial assets (except for trade receivables), borrowing costs not qualifying for capitalization and losses on derivative instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss.

3.19    Income tax

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of the profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous years.

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized. Deferred income tax assets and liabilities in the same jurisdiction are offset in the statement of financial position only to the extent that there is a legally enforceable right to offset current tax assets and current tax liabilities and the deferred balances relate to taxes levied by the same taxing authority and are expected either to be settled on a net basis or realized simultaneously.

3.20    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.21    New and revised standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2012

During 2012, certain interpretations and standards which had not previously been early adopted were mandatory for the Group. This included improvements to various IFRSs 2010 - various standards (effective for financial reporting periods beginning on or after July 1, 2010 and January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on the financial statements of the Group for the year ended December 31, 2012.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these financial statements:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The Group is currently evaluating the impact of this standard on its financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted. The Group has concluded that these standards have no impact on its financial statements.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

Revised IAS 19 will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $721 million and $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2012 and December 31, 2011, respectively, and $15 million and $7 million of additional liabilities for the Group's post-employment benefit plans, respectively. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. The Group is currently evaluating the full impact of this standard on its statement of comprehensive income.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. The Group is currently evaluating the effects of this amendment on its financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities" and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. The Group is currently evaluating the effects of these amendments on its financial statements.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty with respect to estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell and value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 15.

(b)    Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group's intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group's provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.3    Realization of deferred tax assets

Deferred tax assets have been recognized based on management's best estimate of the recoverability of these assets. The Group assesses the recoverability of deferred tax assets using current estimates of future taxable income. To the extent that actual taxable income differs from management's estimate of future taxable income, the value of recognized deferred tax assets may be affected. Deferred tax assets have been recognized to offset deferred tax liabilities to the extent that the deferred tax assets and liabilities are expected to be realized in the same jurisdiction and reporting period.

4.4    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than twelve months from the date of acquisition to finalize the acquisition date fair values of assets acquired and liabilities assumed, including the valuations of identifiable intangible assets and property, plant and equipment. The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. In accordance with the accounting policy described in note 3.2(a), any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition. Refer to note 26 for details of the finalization of the purchase accounting related to the acquisition of Graham Packaging.

4.5    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding long-term rates of return on pension fund assets, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, plus net pension expense or income that may be recognized in future years.

4.6    Promotional and trade allowances

In arriving at net sales, the Group estimates the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts for consumer programs. In addition, in certain of its businesses, the Group pays slotting fees and participates in customer pricing programs that provide price discounts to the ultimate end-users of its products in the form of redeemable coupons. Estimates for each of these programs are

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

based on historical and current market trends which are affected by the business seasonality and competitiveness of promotional programs being offered. Estimates are reviewed quarterly for possible revisions.

5.    Segment reporting

IFRS 8 “Operating Segments” requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and to assess its performance.

The Group’s CODM are the officers and Directors of Reynolds Group Holdings Limited. Information reported to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is focused on six business segments that exist within the Group. The Group’s operating and reportable business segments under IFRS 8 are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•
Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 26).

The CODM does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit and expense.

The performance of the operating segments is assessed by the CODM based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice, which are sold at cost.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Business segment reporting

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated *	Total
Total external revenue	2,076	1,601	1,224	2,508	3,376	3,045	—	13,830
Total inter-segment revenue	—	84	13	111	475	—	(683)	—
Total segment revenue	2,076	1,685	1,237	2,619	3,851	3,045	(683)	13,830
Gross profit	525	269	232	714	599	281	—	2,620
Expenses and other income	(268)	(93)	(129)	(237)	(280)	(263)	(8)	(1,278)
Share of profit of associates and joint ventures	26	1	—	—	—	—	—	27
Earnings before interest and tax (“EBIT”)	283	177	103	477	319	18	(8)	1,369
Financial income								268
Financial expenses								(1,690)
Loss before income tax								(53)
Income tax benefit								41
Loss after income tax								(12)

Earnings before interest and tax (“EBIT”)	283	177	103	477	319	18	(8)	1,369
Depreciation and amortization	215	57	75	126	283	377	1	1,134
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	498	234	178	603	602	395	(7)	2,503

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated *	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	498	234	178	603	602	395	(7)	2,503
Included in EBITDA:
Asset impairment charges	—	—	3	1	13	16	—	33
Business acquisition and integration costs	—	—	—	2	24	31	4	61
Business interruption costs	—	—	1	—	—	—	—	1
Equity method profit not distributed in cash	(19)	(1)	—	—	—	—	—	(20)
Fixed asset write-down	10	—	—	—	—	—	—	10
Gain on sale of business	—	—	—	—	(67)	—	—	(67)
Hurricane Sandy plant damage	—	—	—	—	16	—	—	16
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	3	—	—	3
Non-cash changes in inventory and provisions	(8)	—	—	3	6	—	—	1
Non-cash pension income	—	—	—	—	—	—	(49)	(49)
Operational process engineering-related consultancy costs	1	—	—	2	14	—	—	17
Restructuring costs, net of reversals	20	2	5	—	4	27	(1)	57
SEC registration costs	—	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	7	(2)	(1)	(10)	(1)	—	—	(7)
VAT and customs duties on historical imports	(2)	—	—	—	—	—	—	(2)
Other	—	—	1	—	(5)	2	1	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	507	233	187	601	609	471	(44)	2,564
Segment assets (excluding intercompany balances)	3,146	1,145	1,679	4,268	5,335	5,556	1,062	22,191
Included in segment assets are:
Additions to property, plant and equipment	161	40	57	36	150	186	5	635
Additions to intangible assets	12	5	8	—	—	1	—	26
Investments in associates and joint ventures	125	15	—	—	—	1	—	141
Segment liabilities (excluding intercompany balances)	713	396	346	1,000	1,283	969	17,993	22,700

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *†	Graham Packaging **	Corporate / unallocated ***†	Total
Total external revenue	2,036	1,587	1,317	2,503	3,409	967	—	11,819
Total inter-segment revenue	—	46	12	56	542	—	(656)	—
Total segment revenue	2,036	1,633	1,329	2,559	3,951	967	(656)	11,819
Gross profit	439	254	207	611	524	62	(3)	2,094
Expenses and other income	(234)	(99)	(97)	(258)	(402)	(86)	(8)	(1,184)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17
Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Financial income								6
Financial expenses								(1,420)
Loss before income tax								(487)
Income tax expense								60
Loss after income tax								(427)

Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Depreciation and amortization	260	60	81	150	292	129	—	972
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

†	Inter-segment revenue has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated ***	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899
Included in EBITDA:
Asset impairment charges	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs	2	—	1	(1)	—	—	—	2
Change in control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of business	—	—	(5)	—	—	—	—	(5)
Impact of purchase accounting on inventories	—	—	—	—	6	27	—	33
Non-cash changes in inventory and provisions	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	3	4	—	(49)	(42)
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs, net of reversals	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and customs duties on historical imports	1	—	—	—	—	—	—	1
Other	—	—	—	—	(1)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	483	217	195	556	549	156	(30)	2,126
Segment assets	3,066	1,196	1,643	5,134	5,883	5,755	(1,042)	21,635
Included in segment assets are:
Additions to property, plant and equipment	185	62	63	33	105	63	—	511
Additions to intangible assets	8	—	3	1	—	5	1	18
Additions to investment properties	4	—	—	—	—	—	—	4
Investments in associates and joint ventures	104	14	—	—	—	1	—	119
Segment liabilities	656	411	325	394	669	1,056	18,581	22,092

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2010
(In $ million)	SIG	Evergreen	Closures *	Reynolds Consumer Products **	Pactiv Foodservice ***†	Corporate / unallocated ****†	Total
Total external revenue	1,846	1,607	1,167	1,334	847	—	6,801
Total inter-segment revenue	—	3	7	44	141	(195)	—
Total segment revenue	1,846	1,610	1,174	1,378	988	(195)	6,801
Gross profit	464	236	185	327	65	—	1,277
Expenses and other income	(213)	(94)	(89)	(113)	(106)	(9)	(624)
Share of profit of associates and joint ventures	16	2	—	—	—	—	18
Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Financial income							52
Financial expenses							(750)
Loss before income tax							(27)
Income tax expense							(75)
Loss after income tax							(102)

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Depreciation and amortization	243	62	79	62	58	—	504
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

†	Inter-segment revenue has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2010
(In $ million)	SIG	Evergreen	Closures *	Reynolds Consumer Products **	Pactiv Foodservice ***	Corporate / unallocated ****	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175
Included in EBITDA:
Adjustment related to settlement of a lease obligation	—	—	—	(2)	—	—	(2)
Asset impairment charges (reversals)	(1)	—	—	—	29	—	28
Black Liquor Credit	—	(10)	—	—	—	—	(10)
Business acquisition costs	—	1	1	—	—	10	12
Business interruption costs	—	—	2	—	—	—	2
CSI Americas gain on acquisition	—	—	(10)	—	—	—	(10)
Equity method profit not distributed in cash	(11)	(3)	—	—	—	—	(14)
Gain on sale of businesses and investment properties	(6)	(2)	—	—	(8)	—	(16)
Impact of purchase accounting on inventories	—	—	—	25	38	—	63
Operational process engineering-related consultancy costs	—	2	—	6	—	—	8
Pension income	—	—	—	—	—	(5)	(5)
Related party management fees	—	1	—	—	—	—	1
Restructuring costs, net of reversals	11	—	3	(4)	(1)	—	9
Termination of supply agreement	—	—	—	—	7	—	7
Unrealized (gain) loss on derivatives	—	1	(1)	(2)	(1)	—	(3)
VAT and customs duties on historical imports	10	—	—	—	—	—	10
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	513	196	170	299	81	(4)	1,255

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Information about geographic area

The Group's revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographic origin are detailed below. In presenting information on a geographic basis, revenue and assets have been reported based on the location of the business operations:

(In $ million)	United States	Remaining North American Region	Europe	Asia	South America	Other	Total
Total external revenue
For the year ended December 31, 2012	9,571	808	1,824	1,040	469	118	13,830
For the year ended December 31, 2011	8,019	628	1,742	942	375	113	11,819
For the year ended December 31, 2010	3,855	299	1,498	760	292	97	6,801
Non-current assets
As of December 31, 2012	13,344	498	1,735	926	331	59	16,893
As of December 31, 2011	13,769	498	1,796	923	268	58	17,312

There was no revenue from external customers in Luxembourg, where BP I and BP II are domiciled, for the year ended December 31, 2012 (2011: none; 2010: none). There were no non-current assets in Luxembourg as of December 31, 2012 (2011: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the year ended December 31,
(In $ million)	2012	2011(1)	2010(1)
Foodservice packaging	3,851	3,951	988
Food and beverage plastic containers	2,081	646	—
Aseptic carton packaging	2,076	2,036	1,846
Caps and closures	1,237	1,329	1,174
Waste and storage products	1,027	992	509
Cooking products	853	822	768
Carton packaging	815	795	774
Tablewares	739	745	101
Household product containers	481	175	—
Liquid packaging board	449	451	424
Paper products	421	387	412
Automotive lubricant containers	316	95	—
Personal care containers	167	51	—
Inter-segment eliminations	(683)	(656)	(195)
Total revenue	13,830	11,819	6,801

(1)	Certain reclassifications have been made between carton packaging and liquid packaging board to conform to the presentation of the year ended December 31, 2012.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

6.    Other income

	For the year ended December 31,
(In $ million)	2012	2011	2010
Adjustment related to settlement of a lease obligation	—	—	2
CSI Americas gain on acquisition	—	—	10
Gain on sale of businesses	67	5	—
Gain on sale of investment properties	—	—	16
Gain on sale of non-current assets	—	—	5
Income from facility management	2	12	11
Income from miscellaneous services	8	6	8
Insurance claims	—	6	—
Landfill tipping fees received	—	5	—
Non-cash change in provisions	8	—	—
Rental income from investment properties	2	6	6
Royalty income	3	4	2
Net unrealized gains on derivatives	7	—	4
Other	17	13	11
Total other income	114	57	75

7.    Other expenses

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Asset impairment charges		(33)	(12)	(29)
Business acquisition and integration costs		(60)	(81)	(13)
Business interruption costs		(1)	(2)	(2)
Hurricane Sandy plant damage		(16)	—	—
Manufacturing plant fire, net of insurance recoveries		(1)	—	—
Net foreign currency exchange loss		(8)	(7)	(3)
Operational process engineering-related consultancy costs		(17)	(42)	(7)
Related party management fees	23	—	—	(1)
Restructuring costs, net of reversals		(56)	(88)	(9)
SEC registration costs		(8)	(6)	—
Net unrealized losses on derivatives		—	(26)	—
VAT and customs duties on historical imports		2	(1)	(11)
Other		—	(3)	(5)
Total other expenses		(198)	(268)	(80)

8.    Auditors' remunerations

	For the year ended December 31,
(In $ million)	2012	2011	2010
Auditors' remunerations to PricewaterhouseCoopers, comprised of:
Audit fees(a)	(12)	(12)	(11)
Other audit related fees(b)	(4)	(7)	(5)
Tax fees(c)	(1)	(1)	(1)

(a)	Audit fees include fees for the audit and review of the Group's annual and interim financial statements and the audit of annual financial statements for subsidiary entities.

(b)
Audit-related fees include fees for audit or review services of financial information other than annual or interim financial statements and other services provided as part of registration statements and debt offering transactions, including the provision of comfort letters.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

(c)	Tax fees include fees for advice on transfer pricing and other local compliance services.

9.    Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $2,329 million for the year ended December 31, 2012 (2011: $1,965 million; 2010: $1,229 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits and other long-term employee benefits. For additional details related to the post-employment benefit plans, refer to note 19.

10.    Financial income and expenses

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Interest income		5	6	5
Interest income on related party loans		—	—	3
Net gain in fair value of derivatives		223	—	44
Net foreign currency exchange gain		40	—	—
Financial income		268	6	52
Interest expense:
Securitization Facility		(2)	—	—
September 2012 Credit Agreement		(32)	—	—
August 2011 Credit Agreement		(225)	(168)	—
2009 Credit Agreement		—	(29)	(135)
September 2012 Senior Secured Notes		(48)	—	—
February 2012 Senior Notes		(60)	—	—
August 2011 Notes		(265)	(85)	—
February 2011 Notes		(153)	(139)	—
October 2010 Notes		(253)	(243)	(50)
May 2010 Senior Notes		(88)	(88)	(56)
2009 Senior Secured Notes		(110)	(147)	(134)
2007 Notes		(101)	(109)	(104)
Pactiv 2012 Notes		(3)	(15)	(2)
Pactiv 2017 Notes		(24)	(24)	(3)
Pactiv 2018 Notes		(1)	(1)	—
Pactiv 2025 Notes		(22)	(22)	(3)
Pactiv 2027 Notes		(17)	(17)	(2)
Graham Packaging 2014 Notes		(7)	(12)	—
Graham Packaging 2017 Notes		—	(3)	—
Graham Packaging 2018 Notes		—	(3)	—
CHH Facility		—	—	(8)
Related party borrowings	23	(1)	(1)	—
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		(6)	(4)	—
2009 Credit Agreement		—	—	(10)
September 2012 Senior Secured Notes		(1)	—	—
February 2012 Senior Notes		(2)	—	—
August 2011 Notes		(7)	(2)	—
February 2011 Notes		(3)	(2)	—
October 2010 Notes		(8)	(10)	(2)
May 2010 Notes		(4)	(3)	(2)
2009 Senior Secured Notes		(11)	(8)	(9)
2007 Notes		(4)	(4)	(4)
Fair value adjustment of acquired notes		2	14	1
Original issue discounts		(8)	(4)	(6)

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Embedded derivatives		9	11	3
Debt commitment letter fees(a)(b)		—	(68)	(98)
Credit agreement amendment fees		—	(11)	(12)
Net loss in fair value of derivatives		—	(20)	—
Net foreign currency exchange loss		—	(55)	(101)
Loss on extinguishment of debt(c)		(213)	(129)	—
Other		(22)	(19)	(13)
Financial expenses		(1,690)	(1,420)	(750)
Net financial expenses		(1,422)	(1,414)	(698)

(a)
A debt commitment letter to fund the Graham Packaging Acquisition (refer to note 26) resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging Acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed the full amount of the fees during the year ended December 31, 2011.

(b)
A debt commitment letter to fund the Pactiv Acquisition (refer to note 26) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $98 million of fees. The proceeds from the issuance of the October 2010 Notes and the additional borrowings under the 2009 Credit Agreement were used to finance the Pactiv Acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $98 million of fees during the year ended December 31, 2010.

(c)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transaction costs.

Refer to note 18 for information on the Group's borrowings.

11.    Income tax

	For the year ended December 31,
(In $ million)	2012	2011	2010
Current tax benefit (expense)
Current year	(136)	(148)	(117)
Tax benefit of alternative fuel mixture credits	12	—	—
Adjustments for prior years	11	—	—
	(113)	(148)	(117)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	58	189	36
Tax rate modifications	11	8	—
Recognition of previously unrecognized tax losses and temporary differences	8	18	6
Tax benefit of alternative fuel mixture credits	80	—	—
Adjustments for prior years	(3)	(7)	—
	154	208	42
Income tax benefit (expense)	41	60	(75)

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

11.1    Reconciliation of effective tax rate

	For the year ended December 31,
(In $ million)	2012	2011	2010
Reconciliation of effective tax rate
Profit (loss) before income tax	(53)	(487)	(27)
Income tax using the New Zealand tax rate of 28% (2011: 28%; 2010: 30%)	15	136	8
Effect of tax rates in foreign jurisdictions	44	47	(8)
Effect of tax rates in state and local tax jurisdictions	1	(1)	(5)
Non-deductible expenses and permanent differences	(41)	(95)	(32)
Tax exempt income and income at a reduced tax rate	15	9	10
Withholding tax	(12)	(16)	(10)
Tax benefit of alternative fuel mixture credits	92	—	—
Tax rate modifications	11	8	—
Recognition of previously unrecognized tax losses and temporary differences	8	18	6
Unrecognized tax losses and temporary differences	(78)	(48)	(61)
Tax uncertainties	2	8	—
Controlled foreign corporation tax	—	2	(11)
Cellulosic biofuel credits	—	—	29
Credits	4	4	2
Tax on unremitted earnings	(24)	(12)	—
Other	(2)	3	(3)
Over (under) provided in prior years	6	(3)	—
Total current year income tax (expense) benefit	41	60	(75)

11.2    Current and deferred tax assets and liabilities

Current tax assets of $46 million as of December 31, 2012 (2011: $39 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $140 million as of December 31, 2012 (2011: $161 million) represent the amount of income taxes payable with respect to current and prior years.

11.3    Unrecognized deferred tax assets

	As of December 31,
(In $ million)	2012	2011
Deductible (taxable) temporary differences	6	17
Tax losses	444	276
Total unrecognized deferred tax assets	450	293

The tax losses of the Group expire over different time intervals depending on local jurisdiction requirements. Certain deductible temporary differences do not expire under current tax legislation in the jurisdiction where the differences arose. Deferred tax assets have not been recognized with respect to these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefit.

11.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2012, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $12 million.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

11.5    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Inventories	Property, plant and equipment	Intangible assets	Employee benefits	Provisions	Tax loss carry-forwards	Interest	Tax credits	Unrealized foreign currency exchange	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2011	(6)	8	(523)	(1,235)	369	35	137	9	34	(1)	66	(1,107)
Recognized in the profit or loss	11	(5)	63	62	(10)	(14)	(71)	161	15	1	(5)	208
Acquired in business combinations	—	(2)	(170)	(891)	21	7	312	—	11	—	89	(623)
Other (including foreign exchange and disposals)	—	(1)	2	5	(8)	(7)	1	—	—	—	11	3
Balance as of December 31, 2011	5	—	(628)	(2,059)	372	21	379	170	60	—	161	(1,519)
Recognized in the profit or loss	(91)	14	44	140	(23)	21	65	81	16	—	(113)	154
Other (including foreign exchange and disposals)	(1)	—	(2)	(3)	(1)	2	1	—	—	—	(3)	(7)
Balance as of December 31, 2012	(87)	14	(586)	(1,922)	348	44	445	251	76	—	45	(1,372)

In prior periods, the deferred tax categories were presented gross with the federal benefit of state taxes in the “Other items” category. As of December 31, 2012, the deferred tax categories are presented net of federal benefit of state taxes.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

	As of December 31,
(In $ million)	2012	2011
Included in the statement of financial position as:
Deferred tax assets - non-current	40	29
Deferred tax liabilities - non-current	(1,412)	(1,548)
Total recognized net deferred tax liabilities	(1,372)	(1,519)

11.6    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2010	284	—	20	304
Additions and reversals	44	—	4	48
Recognition	(17)	(1)	—	(18)
Acquired in business combinations	65	—	(5)	60
Other (including foreign exchange and disposals)	(100)	(5)	4	(101)
Balance as of December 31, 2011	276	(6)	23	293
Additions and reversals	72	(2)	8	78
Recognition	(8)	—	—	(8)
Other (including foreign exchange and disposals)	104	(26)	9	87
Balance as of December 31, 2012	444	(34)	40	450

12.    Trade and other receivables

	As of December 31,
(In $ million)	2012	2011
Trade receivables	1,245	1,347
Provisions for doubtful debts	(29)	(25)
Total trade receivables, net of provisions for doubtful debts	1,216	1,322
Related party receivables (refer to note 23)	58	31
Other receivables	159	151
Total current trade and other receivables	1,433	1,504
Other receivables	47	55
Total non-current receivables	47	55

12.1    Aging of trade receivables, net of provisions for doubtful debts

	As of December 31,
(In $ million)	2012	2011
Current	1,085	1,214
Past due 0 to 30 days	108	81
Past due 31 days to 60 days	12	9
Past due 61 days to 90 days	6	5
Past due more than 91 days	5	13
Balance at the end of the year	1,216	1,322

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

13.    Inventories

	As of December 31,
(In $ million)	2012	2011
Raw materials and consumables	414	556
Work in progress	241	227
Finished goods	866	898
Engineering and maintenance materials	149	152
Provision against inventory	(58)	(69)
Total inventory	1,612	1,764

During the year ended December 31, 2012, the raw materials elements of inventory recognized as a component of cost of sales totaled $6,275 million (2011: $5,400 million; 2010: $3,053 million). There were no purchase accounting adjustments to inventory that were charged to cost of sales for the year ended December 31, 2012 (2011: $33 million; 2010: $64 million).

During the year ended December 31, 2012, write-downs of inventories to net realizable value were $10 million (2011: none; 2010: $3 million). Reversals of write-downs during 2012 were $1 million (2011: none; 2010: $2 million). The inventory write-downs and reversals are included in cost of sales.

The U.S. Internal Revenue Code provided a tax credit refundable to companies that use alternative fuel mixtures to produce energy to operate their businesses. The Group recognized during the year ended December 31, 2010 a reduction of $10 million in its cost of sales for this credit. The Group recognized no such credits in the years ended December 31, 2012 and 2011.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

14.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2012
Cost	235	1,047	4,475	352	402	25	6,536
Accumulated depreciation	—	(268)	(1,655)	—	(208)	(4)	(2,135)
Accumulated impairment losses	—	(2)	(35)	(1)	—	—	(38)
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363
As of December 31, 2011
Cost	239	1,019	4,041	341	334	28	6,002
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546
Carrying amount as of January 1, 2012	237	841	2,925	341	178	24	4,546
Acquisitions through business combinations (refer to note 26)	—	1	5		—	—	6
Additions	—	1	26	599	9	—	635
Capitalization of borrowing costs	—	—	1	3	—	—	4
Disposals	—	—	(10)	(5)	(1)	—	(16)
Depreciation for the year	—	(102)	(613)	—	(57)	(2)	(774)
Impairment losses	(1)	(2)	(37)	(3)	—	—	(43)
Other transfers	(5)	36	475	(582)	67	(1)	(10)
Effect of movements in exchange rates	4	2	13	(2)	(2)	—	15
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363
Carrying amount as of January 1, 2011	218	690	1,977	201	154	26	3,266
Acquisitions through business combinations (refer to note 26)	44	232	1,164	86	—	—	1,526
Additions	—	6	38	416	51	—	511
Capitalization of borrowing costs	—	—	2	2	—	—	4
Disposals	(1)	(9)	(6)	—	(2)	—	(18)
Depreciation for the year	—	(94)	(501)	—	(54)	(1)	(650)
Impairment losses	(2)	(5)	(1)	—	—	—	(8)
Transfers to assets held for sale	(10)	(8)	(3)	—	—	—	(21)
Transfers to intangibles	—	—	—	(2)	—	—	(2)
Other transfers	(10)	39	303	(369)	33	—	(4)
Effect of movements in exchange rates	(2)	(10)	(48)	7	(4)	(1)	(58)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546

The depreciation charge of $774 million for the year ended December 31, 2012 (2011: $650 million; 2010: $317 million) is recognized in the statement of comprehensive income as a component of cost of sales (2012: $749 million; 2011: $625 million; 2010: $302 million), selling, marketing and distribution expenses (2012: $4 million; 2011: $4 million; 2010: $3 million) and general and administration expenses (2012: $21 million; 2011: $21 million; 2010: $12 million).

During the year ended December 31, 2012, the Group incurred an impairment loss of $43 million (2011: $9 million; 2010: $8 million) primarily related to fire and flood damages as well as idle equipment. There were no reversals of impairment charges during the year ended December 31, 2012 (2011: none; 2010: none). The recognition and reversal of impairment charges are included in other expenses in the statements of comprehensive income as a component of profit or loss.

Refer to note 18 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

15.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2012
Cost	6,324	2,067	3,793	885	212	13,281
Accumulated amortization	—	(36)	(679)	(205)	(83)	(1,003)
Accumulated impairment losses	—	—	—	—	(4)	(4)
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274
As of December 31, 2011
Cost	6,297	2,058	3,768	1,082	241	13,446
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Accumulated impairment losses	—	—	—	—	—	—
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
Carrying amount as of January 1, 2012	6,297	2,034	3,321	761	132	12,545
Acquisitions through business combinations (refer to note 26)	1	—	16	3	2	22
Additions	—	—	—	14	12	26
Amortization for the year	—	(12)	(230)	(101)	(17)	(360)
Impairment losses	—	—	—	—	(4)	(4)
Other transfers	—	—	(5)	2	—	(3)
Effect of movements in exchange rates	26	9	12	1	—	48
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274
Carrying amount as of January 1, 2011	4,630	1,791	1,867	316	144	8,748
Acquisitions through business combinations (refer to note 26)	1,754	256	1,659	540	8	4,217
Additions	—	—	5	8	5	18
Amortization for the year	—	(6)	(153)	(106)	(56)	(321)
Transfers from property, plant and equipment	—	—	—	2	—	2
Other transfers	—	(6)	(24)	—	30	—
Other (refer to note 2.6)	(53)	—	—	—	—	(53)
Effect of movements in exchange rates	(34)	(1)	(33)	1	1	(66)
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545

The amortization charge of $360 million for the year ended December 31, 2012 (2011: $321 million; 2010: $185 million) is recognized in the statement of comprehensive income as a component of cost of sales (2012: $109 million; 2011: $97 million; 2010: $83 million) and general and administration expenses (2012: $250 million; 2011: $224 million; 2010: $102 million).

Refer to note 18 for details of security granted over the Group's intangible assets.

15.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

	As of December 31,
	2012			2011
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG	830	306	—	807	297	—
Evergreen	67	34	—	67	34	—
Closures	393	—	—	391	—	—
Reynolds Consumer Products	1,887	850	—	1,886	850	—
Pactiv Foodservice	1,710	526	69	1,710	526	71
Graham Packaging	1,437	250	—	1,436	250	—
Total	6,324	1,966	69	6,297	1,957	71

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2013 Adjusted EBITDA expected to be generated multiplied by an earnings capitalization rate (“earnings multiple”). The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2013 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2013 Adjusted EBITDA is subject to review by the Group's CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2012 ranged between 7.5x and 9.0x. Costs to sell were estimated to be 2% of the fair value of each segment.

The estimated fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, as well as a profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2.4%. The discount rate of 7.5% was based on market factors and costs to sell were estimated to be 2% of the fair value of each asset.

As of December 31, 2012, there was no impairment of goodwill or indefinite life identifiable intangible assets (2011: none; 2010: none). If the forecasted 2013 Adjusted EBITDA, earnings multiples, future revenue growth rate, royalty rate or discount rate used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2012, no impairment would need to be recognized.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

16.    Investments in associates and joint ventures equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method):

(In $ million)	Country of incorporation	Interest held	Reporting date	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit after tax
2012
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	96	55	151	54	31	85	123	(105)	18
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	111	31	142	72	2	74	220	(187)	33
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	12	2	14	5	1	6	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	13	26	39	9	9	18	11	(10)	1
Eclipse Closures, LLC	USA	49.0%	December 31	2	—	2	2	—	2	2	(2)	—
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	4	7	2	3	5	—	—	—
				237	118	355	144	46	190	377	(323)	54
2011
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	69	32	101	(42)	(10)	(52)	114	(98)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	82	27	109	(60)	(2)	(62)	176	(161)	15
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	12	2	14	(5)	(1)	(6)	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	5	7	12	(3)	—	(3)	12	(10)	2
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	(1)	—	(1)	—	(1)	(1)
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	5	8	(2)	(3)	(5)	—	—	—
				171	73	244	(113)	(16)	(129)	323	(289)	34

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

For the purpose of applying the equity method of accounting, the financial statements of the Ducart and Banawi operations for the periods ended November 30, 2012 and 2011 have been used with appropriate adjustments being made for the effects of significant transactions and the Group's share of results between these dates and December 31, 2012 and 2011, respectively. No adjustment was made with respect to GBPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2012 and December 31, 2012 or between September 30, 2011 and December 31, 2011.

There are currently no restrictions with respect to the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan FZCO and GBPPL.

With respect to the Ducart and Banawi associates, dividends are limited to the associate's accumulated profits after certain local reserve levels have been attained.

Under the restrictions imposed through the Saudi Industrial Development Fund (“SIDF”) resulting from the Group's concessional funding loan to SIG Combibloc Obeikan Company Limited, the maximum dividend or cash distribution able to be paid to the Group from this venture in any fiscal year cannot exceed 25% of the paid-up-capital or SIDF loan value.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year's profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2013.

16.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2012	2011
Balance as of the beginning of the year	119	110
Share of profit, net of income tax	27	17
Acquisition through business combination	—	2
Dividends received	(7)	(8)
Effect of movement in exchange rates	2	(2)
Balance as of the end of the year	141	119
Amount of goodwill in carrying value of associates and joint ventures (equity method)	52	52

17.    Trade and other payables

	As of December 31,
(In $ million)	2012	2011
Trade payables	874	847
Related party payables (refer to note 23)	20	47
Other payables and accrued expenses	950	893
Total trade and other payables	1,844	1,787

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

18.    Borrowings

As of December 31, 2012, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

		As of December 31,
(In $ million)	Note	2012	2011
Securitization Facility(a)(x)		491	—
September 2012 Credit Agreement(b)(y)		26	—
August 2011 Credit Agreement(c)(z)		—	247
Pactiv 2012 Notes(p)(ac)		—	253
Other borrowings(ae)		6	20
Current borrowings		523	520
September 2012 Credit Agreement(b)(y)		2,583	—
August 2011 Credit Agreement(c)(z)		—	4,243
September 2012 Senior Secured Notes(d)(aa)		3,219	—
February 2012 Senior Notes(e)(aa)		9	—
August 2011 Senior Secured Notes(f)(aa)		1,471	1,468
August 2011 Senior Notes(g)(aa)		2,189	972
February 2011 Senior Secured Notes(h)(aa)		998	999
February 2011 Senior Notes(i)(aa)		995	993
October 2010 Senior Secured Notes(j)(aa)		1,475	1,473
October 2010 Senior Notes(k)(aa)		1,470	1,466
May 2010 Senior Notes(l)(aa)		982	980
2009 Senior Secured Notes(m)(aa)		—	1,642
2007 Senior Notes(n)(ab)		621	606
2007 Senior Subordinated Notes(o)(ab)		543	530
Pactiv 2017 Notes(q)(ac)		312	314
Pactiv 2018 Notes(r)(ac)		17	17
Pactiv 2025 Notes(s)(ac)		270	269
Pactiv 2027 Notes(t)(ac)		197	197
Graham Packaging 2014 Notes(u)(ad)		—	367
Graham Packaging 2017 Notes(v)(ad)		—	14
Graham Packaging 2018 Notes(w)(ad)		—	19
Related party borrowings	23	16	39
Other borrowings(ae)		27	33
Non-current borrowings		17,394	16,641
Total borrowings		17,917	17,161

		As of December 31,
(In $ million)		2012	2011
(a)	Securitization Facility	500	—
	Debt issuance costs	(9)	—
	Carrying amount	491	—
(b)	September 2012 Credit Agreement (current and non-current)	2,625	—
	Debt issuance costs	(16)	—
	Carrying amount	2,609	—

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

		As of December 31,
(In $ million)		2012	2011
(c)	August 2011 Credit Agreement (current and non-current)	—	4,574
	Debt issuance costs	—	(65)
	Original issue discount	—	(19)
	Carrying amount	—	4,490
(d)	September 2012 Senior Secured Notes	3,250	—
	Debt issuance costs	(53)	—
	Embedded derivative	22	—
	Carrying amount	3,219	—
(e)	February 2012 Senior Notes	9	—
	Carrying amount	9	—
(f)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(30)	(33)
	Original issue discount	(10)	(11)
	Embedded derivative	11	12
	Carrying amount	1,471	1,468
(g)	August 2011 Senior Notes	2,241	1,000
	Debt issuance costs	(57)	(27)
	Original issue discount	(6)	(7)
	Embedded derivative	11	6
	Carrying amount	2,189	972
(h)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(15)	(15)
	Embedded derivative	13	14
	Carrying amount	998	999
(i)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(15)	(17)
	Embedded derivative	10	10
	Carrying amount	995	993
(j)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(32)	(35)
	Embedded derivative	7	8
	Carrying amount	1,475	1,473
(k)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(38)	(43)
	Embedded derivative	8	9
	Carrying amount	1,470	1,466
(l)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(25)	(28)
	Embedded derivative	7	8
	Carrying amount	982	980
(m)	2009 Senior Secured Notes	—	1,707
	Debt issuance costs	—	(59)
	Original issue discount	—	(17)
	Embedded derivative	—	11
	Carrying amount	—	1,642
(n)	2007 Senior Notes	634	621
	Debt issuance costs	(13)	(15)
	Carrying amount	621	606
(o)	2007 Senior Subordinated Notes	555	544
	Debt issuance costs	(12)	(14)

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

		As of December 31,
(In $ million)		2012	2011
	Carrying amount	543	530
(p)	Pactiv 2012 Notes	—	249
	Fair value adjustment at acquisition	—	4
	Carrying amount	—	253
(q)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	12	14
	Carrying amount	312	314
(r)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	1	1
	Carrying amount	17	17
(s)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(7)
	Carrying amount	270	269
(t)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197
(u)	Graham Packaging 2014 Notes	—	355
	Fair value adjustment at acquisition	—	5
	Embedded derivative	—	7
	Carrying amount	—	367
(v)	Graham Packaging 2017 Notes	—	14
	Carrying amount	—	14
(w)	Graham Packaging 2018 Notes	—	19
	Carrying amount	—	19
(x)        Securitization Facility

On November 7, 2012, certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or the LIBOR, set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2012, interest was charged at 2.16% to 2.18%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

(y)        September 2012 Credit Agreement

RGHL and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of December 31, 2012 (in million)	Applicable interest rate as of December 31, 2012
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,229	3 month LIBOR floor of 1.000% + 3.750%
European Term Loan	€	September 28, 2018	300	299	3 month EURIBOR floor of 1.000% + 4.000%
Revolving Tranches(1)
Revolving Tranche	$	November 5, 2014	120	69	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 27, 2012, $500 million of the Tranche C U.S. Term Loan under the August 2011 Credit Agreement was repaid.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

On September 28, 2012, $2,235 million and €300 million of term loans were drawn under the September 2012 Credit Agreement. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes (as defined below) and available cash of the Group, were used to fully repay and extinguish the remaining Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement and to pay fees and expenses in connection with the transaction.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the September 2012 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the September 2012 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the September 2012 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Beginning with the fiscal year ending December 31, 2013, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the September 2012 Credit Agreement.

The September 2012 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the September 2012 Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 33.3% or less of the adjusted consolidated total assets of RGHL and its subsidiaries, and the aggregate of the EBITDA of the non-guarantor companies is required to be 33.3% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the September 2012 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 5.

(z)        August 2011 Credit Agreement

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the previous terms. For the period January 1, 2012 until the refinancing of the August 2011 Credit Agreement on September 28, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(aa)        Reynolds Notes

The Group's borrowings as of December 31, 2012 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15; commencing April 15, 2013
February 2012 Senior Notes(1)	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes(1)	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

(1)
Refer to “SEC registrations and exchange offers” below for details of the exchange offer and consent solicitation for the February 2012 Senior Notes and changes in the outstanding principal amount of the February 2012 Senior Notes and the August 2011 Senior Notes.

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

On September 28, 2012, the Reynolds Issuers repurchased $777 million aggregate principal amount of 7.750% senior secured notes (dollar tranche) due 2016 (the "2009 Senior Secured Notes (Dollar)") pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar). On October 29, 2012, the Reynolds Issuers redeemed the remaining $348 million aggregate principal amount of 2009 Senior Secured Notes (Dollar).

On December 13, 2012, the Reynolds Issuers redeemed €450 million aggregate principal amount of 7.750% senior secured notes (euro tranche) due 2016 (the "2009 Senior Secured Notes (Euro)") and together with the 2009 Senior Secured Notes (Dollar) the "2009 Senior Secured Notes."

Assets pledged as security for loans and borrowings

The shares in BP I have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes.

Certain guarantee and security arrangements

All of the guarantors of the September 2012 Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the September 2012 Credit Agreement.

Reynolds Notes indentures restrictions

The respective indentures governing the Reynolds Notes, except for the February 2012 Senior Notes, all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Reynolds Notes. Refer to the "SEC registrations and exchange offers" below for details on the removal of certain indenture restrictions with respect to the February 2012 Senior Notes.

Early redemption option and change in control provisions

Under the respective indentures governing the Reynolds Notes, the Reynolds Issuers, at their option, can elect to redeem the Reynolds Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group's accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Reynolds Notes.

Under the respective indentures governing the Reynolds Notes, except for the February 2012 Senior Notes, in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Issuers to repurchase the Reynolds Notes at a premium.

SEC registrations and exchange offers

The indentures governing the Reynolds Notes provide that if the Reynolds Issuers fail to file and have declared effective, within one year from the issuance date of the respective series of notes, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the original issued notes for new registered notes having terms substantially identical to the terms of the original issued notes, the Reynolds Issuers will be required to pay additional interest on the original issued notes effective 12 months from the date of issuance of the notes, up to a maximum of 1.00% per annum for 12 months.

The registration statement with respect to the September 2012 Senior Secured Notes was declared effective by the SEC on December 27, 2012, and the exchange offer for the new notes closed on January 29, 2013. The registration statement with respect to the 2009 Senior Secured Notes, the May 2010 Senior Notes, the October 2010 Notes, the February 2011 Notes and the August 2011 Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the new notes closed on August 10, 2012, under which (i) $1,241 million aggregate principal amount of February 2012 Senior Notes was exchanged for a corresponding aggregate principal amount of additional August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million aggregate principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation. The 2007 Notes were not covered by such registration statements or the exchange offers.

Additional interest on the February 2011 Notes commenced on February 1, 2012 and ended on July 25, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011 and ended on May 4, 2012. Additional interest on the 2009 Senior Secured Notes commenced on November 5, 2010 and ended on November 5, 2011. For the year ended December 31, 2012, the Group expensed additional interest of $3 million (2011: none) related to the February 2011 Notes, $10 million (2011: $2 million) related to the October 2010 Notes, $3 million (2011: $3 million) related to the May 2010 Senior Notes and none (2011: $10 million) related to the 2009 Senior Secured Notes.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

(ab)         2007 Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15.

The 2007 Senior Notes are secured on a second-priority basis and the 2007 Senior Subordinated Notes are secured on a third-priority basis, by all of the equity interests of BP I held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the September 2012 Credit Agreement have guaranteed the obligations under the 2007 Notes to the extent permitted by law.

The indentures governing the 2007 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2007 Notes.

In certain circumstances which would constitute a change in control, the holders of the 2007 Notes have the right to require BP II to repurchase the 2007 Notes at a premium.

(ac)    Pactiv Notes

As of December 31, 2012, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

During the year ended December 31, 2012, the Group redeemed and discharged $249 million in principal amount of 5.875% notes due July 15, 2012 which were issued by Pactiv LLC (the "Pactiv 2012 Notes").

The Pactiv Notes are not guaranteed by any member of the Group and are unsecured.

The indentures governing the Pactiv Notes contain a negative pledge clause limiting the ability of certain entities within the Group, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

(ad)    Graham Packaging Notes

On the date of the Graham Packaging Acquisition (refer to note 26) the Group assumed three series of notes, each of which had been issued by subsidiaries of Graham Packaging Company Inc.: (i) $355 million principal amount of 9.875% senior subordinated notes due 2014 (the "Graham Packaging 2014 Notes"); (ii) $253 million principal amount of 8.250% senior notes due 2017 (the "Graham Packaging 2017 Notes"); and (iii) $250 million principal amount of 8.250% senior notes due 2018 (the "Graham Packaging 2018 Notes"), together the "Graham Packaging Notes."

Following the closing of the Graham Packaging Acquisition, on September 16, 2011 the issuers launched a change of control offer to repurchase for cash any or all of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, pursuant to the respective indentures governing such notes. On October 20, 2011, the Group repurchased principal amounts of $239 million of the Graham Packaging 2017 Notes and $231 million of the Graham Packaging 2018 Notes.

On March 16, 2012, the Group redeemed and discharged principal amounts of $355 million of the Graham Packaging 2014 Notes, $14 million of the Graham Packaging 2017 Notes and $19 million of the Graham Packaging 2018 Notes.

(ae)     Other borrowings

As of December 31, 2012, in addition to the Securitization Facility, the September 2012 Credit Agreement, the Reynolds Notes, the 2007 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2012, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2012 also included finance lease obligations of $26 million (2011: $28 million).

19.    Employee benefits

	As of December 31,
(In $ million)	2012	2011
Salary and wages accrued	186	129
Provision for annual leave	67	64
Provision for employee benefits	11	8
Provision for long service leave	11	15
Provision for sick leave	3	6
Defined contribution obligations	15	36
Defined benefit obligations:
Pension benefits	734	766
Post-employment medical benefits	134	140
Total employee benefits	1,161	1,164
Current	270	228
Non-current	891	936
Total employee benefits	1,161	1,164

19.1    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The Group's most significant plan as of December 31, 2012 is the Pactiv Retirement Plan, which comprises 79% (2011: 80%) of the Group's present value of obligations. The plan was assumed as part of the Pactiv Acquisition.

The Group also makes contributions to union administered multi-employer pension plans based on negotiated labor contracts. Such contributions were not material to pension expense. Some of the multi-employer plans in which the Group participates are reported to have significant underfunded liabilities which are not reflected in the Group's financial statements. The Group's ultimate share of such liabilities could be materially affected by various factors, including the status of employers participating in such plans, asset returns of the plans and ultimate benefits paid by the plans.

	As of December 31,
(In $ million)	2012	2011
Present value of unfunded obligations	150	157
Present value of funded obligations	5,682	5,276
Unrecognized actuarial gains (losses)	(721)	(484)
Total present value of obligations	5,111	4,949
Fair value of plan assets	(4,463)	(4,261)
Total pension benefits	648	688
Included in the statement of financial position as:
Employee benefits liabilities	734	766
Assets held for sale	—	(1)
Other non-current assets and non-current receivables	(86)	(77)
Total pension benefits	648	688

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Movement in the defined benefit obligation

	As of December 31,
(In $ million)	2012	2011
Liability for defined benefit obligations as of the beginning of the year	5,433	4,936
Defined benefit obligations assumed in business combinations	—	241
Current service cost	22	29
Interest cost	237	245
Contributions by plan participants	2	2
Benefits paid by the plan	(348)	(341)
Curtailments	—	3
Settlements	(3)	—
Actuarial (gains) losses on plan liabilities	470	349
Defined benefit obligations related to disposals of businesses	(3)	(18)
Effect of movements in exchange rates	22	(13)
Liability for defined benefit obligations as of the end of the year	5,832	5,433

Of the above liability for the defined benefit obligation, the liability related to the Pactiv Retirement Plan was $4,589 million as of December 31, 2012 (2011: $4,254 million).

Expense recognized in the statements of comprehensive income

	For the year ended December 31,
(In $ million)	2012	2011	2010
Current service cost	22	29	14
Past service cost	—	—	11
Interest cost	237	245	55
Expected return on plan assets	(293)	(312)	(67)
Curtailments	—	3	—
Asset capping according to IAS 19, paragraph 58	—	—	(37)
Actuarial (gains) losses	14	10	34
Total plan net (income) expense	(20)	(25)	10

The expense is recognized in the following line items in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Cost of sales	23	22	13
General and administration expenses	(43)	(47)	(3)
Total plan (income) expense	(20)	(25)	10

During the year ended December 31, 2012, the net plan income of the Pactiv Retirement Plan was $50 million (2011: net plan income of $49 million; 2010: net plan expense of $5 million).

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Movement in plan assets

	As of December 31,
(In $ million)	2012	2011
Fair value of plan assets as of the beginning of the year	4,261	4,433
Plan assets acquired in business combinations	—	123
Contributions by the Group	34	27
Contributions by plan participants	2	2
Benefits paid by the plans	(348)	(341)
Expected return on plan assets	293	312
Actuarial gains (losses) on plan assets	214	(277)
Settlements	(3)	—
Plan assets related to disposals of businesses	(9)	(18)
Effects of movements in exchange rates	19	—
Fair value of plan assets as of the end of the year	4,463	4,261

The above plan assets as of December 31, 2012 and 2011 include the Pactiv Retirement Plan assets of $3,515 million and $3,362 million, respectively. In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv Acquisition. As of December 31, 2012 and 2011, $27 million and $27 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Plan assets consist of the following:

	As of December 31,
(In $ million)	2012	2011
Equity instruments	2,718	2,620
Debt instruments	1,290	1,270
Property	306	214
Other	149	157
Total plan assets	4,463	4,261
Actual return on plan assets	506	35

The actual return on plan assets includes the actual return on plan assets of the Pactiv Retirement Plan of $435 million and $21 million for the years ended December 31, 2012 and 2011, respectively.

The Group expects to contribute $34 million to the pension plans during the annual period ending December 31, 2013.

Actuarial assumptions — all plans

For the year ended December 31,
	2012	2011	2010
Discount rates at December 31	1.1% - 6.6%	1.8% - 8.25%	1.8% - 6.0%
Expected returns on plan assets at January 1	2.0% - 7.8%	2.0% - 9.0%	1.5% - 8.0%
Future salary increases	2.0% - 6.0%	0.0% - 5.0%	0.0% - 4.0%
Future pension increases	1.8% - 4.0%	0.0% - 4.0%	0.0% - 2.0%

The expected long-term rate of return for each plan is based on the portfolio as a whole and not on the sum of the returns on the individual asset categories. The return is based exclusively on historical returns, without adjustments.

The actuarial assumptions for the Group's most significant defined benefit pension plan for the years ended December 31, 2012 and 2011, being the Pactiv Retirement Plan, are as follows:

	For the year ended December 31,
	2012	2011
Discount rates at December 31	3.9%	4.8%
Expected returns on plan assets at January 1	7.8%	7.8%

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Historical information

	For the year ended December 31,
(In $ million)	2012	2011	2010	2009	2008
Liability for defined benefit obligations	(5,832)	(5,433)	(4,936)	(718)	(694)
Fair value of plan assets	4,463	4,261	4,433	736	665
Plan (deficit) surplus	(1,369)	(1,172)	(503)	18	(29)
Experience adjustments arising on plan liabilities	10	(99)	(3)	(4)	1
Experience adjustments arising on plan assets	214	(277)	14	(46)	9

Sensitivity analysis

The assumed discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	7	(6)
Effect on the defined benefit obligation	(274)	267

The expected rates of return on plan assets have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in expected rates of return on plan assets would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	21	(20)
Effect on the defined benefit obligation	—	—

19.2    Post-employment medical benefits

The Group operates post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2012 (2011: 8.0%; 2010: 7.9%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2012 and 2011.

	As of December 31,
(In $ million)	2012	2011
Present value of unfunded obligations	145	147
Unrecognized actuarial gains (losses)	(15)	(7)
Unrecognized past service costs	4	5
Total present value of obligations	134	145
Fair value of plan assets	—	—
Total post-employment medical benefits	134	145

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2013.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Movement in the post-employment medical obligation

	For the year ended December 31,
(In $ million)	2012	2011
Liability for post-employment medical obligations as of the beginning of the year	147	158
Post-employment medical obligations assumed in a business combination	—	1
Post-employment medical obligations related to disposal of businesses	(6)	—
Current service cost	3	3
Interest cost	6	8
Past service cost(a)	(4)	(7)
Contributions by plan participants	1	4
Benefits paid by the plan	(10)	(12)
Curtailments(a)	—	(17)
Actuarial (gains) losses recognized	8	9
Liability for post-employment medical obligations as of the end of the year	145	147

(a)
On August 8, 2011, the Group terminated Pactiv retiree medical coverage, except for those who retired prior to 2003, which resulted in a curtailment gain of $17 million. The Group also capped the retiree life insurance benefit associated with the retiree medical plan. These actions resulted in a reduction of $7 million in past service costs during the year ended December 31, 2011.

Expense recognized in the statements of comprehensive income

	For the year ended December 31,
(In $ million)	2012	2011	2010
Current service cost	3	3	2
Interest cost	6	8	5
Past service cost	(5)	(10)	(2)
Curtailments	(5)	(17)	—
Actuarial losses recognized	(1)	—	—
Plan amendments	—	—	(1)
Total (income) expense recognized in the statements of comprehensive income	(2)	(16)	4

The expense is recognized in the following line items in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Cost of sales	2	5	4
General and administration expenses	1	(21)	—
Other income(a)	(5)	—	—
Total plan (income) expense	(2)	(16)	4

(a)
The Group sold its Louisville laminating business in 2012, including its post-retirement obligation. The income resulting from the assumption of this liability by the buyer of the Louisville laminating business is reflected in the gain on sale of businesses component of other income in the statement of comprehensive income.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the post-employment medical obligation	4	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the post-employment medical obligation	(8)	9

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Historical information

	For the year ended December 31,
(In $ million)	2012	2011	2010	2009	2008
Liability for post-employment medical obligations	145	147	158	87	86
Experience adjustments arising on plan liabilities	3	3	5	—	(1)

20.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2011	40	33	36	50	73	232
Provisions made	4	4	59	18	17	102
Provisions used	(3)	—	(50)	(18)	(14)	(85)
Provisions reversed	(12)	—	(7)	(2)	(5)	(26)
Transfers to other liabilities	—	—	—	(3)	(9)	(12)
Balance as of December 31, 2012	29	37	38	45	62	211
Current	8	3	35	25	20	91
Non-current	21	34	3	20	42	120
Total provisions as of December 31, 2012	29	37	38	45	62	211
Current	7	3	33	24	31	98
Non-current	33	30	3	26	42	134
Total provisions as of December 31, 2011	40	33	36	50	73	232

Other provisions

The main components of other provisions are lease provisions and contingent liabilities recognized in business acquisitions, environmental remediation, product warranty provisions, brokerage provisions for customs duties, and rent contracts related to investment properties. Other provisions as of December 31, 2012 included $15 million related to onerous leases, $15 million related to product warranty provisions and $7 million related to environmental remediation programs. Other provisions as of December 31, 2011 included $15 million related to onerous leases, $11 million related to product warranty provisions and $10 million related to environmental remediation programs.

21.    Equity

21.1    Share capital

The reported share capital balance as of December 31, 2012 is that of BP I and BP II.

Further information regarding the issued capital of each of the entities is detailed below:

Beverage Packaging Holdings (Luxembourg) I S.A.

	For the year ended December 31,
Number of shares	2012	2011	2010
Balance as of the beginning of the year	13,063,527	13,063,527	13,063,527
Issue of shares	—	—	—
Balance as of the end of the year	13,063,527	13,063,527	13,063,527

On December 17, 2012, BP I resolved to make a return of capital to RGHL in the amount of the euro equivalent of $32 million. The return of capital was made from the Special Reserve Account, a component of share capital. There was no change in the number of shares outstanding.

On November 16, 2010, RGHL contributed $322 million to BP I without the issuance of shares.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP I's residual assets in the event of a wind-up.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Beverage Packaging Holdings (Luxembourg) II S.A.

	For the year ended December 31,
Number of shares	2012	2011	2010
Balance as of the beginning of the year	1,000	1,000	1,000
Issue of shares	—	—	—
Balance as of the end of the year	1,000	1,000	1,000

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP II's residual assets in the event of a wind-up.

21.2    Dividends

There were no dividends declared or paid during the year ended December 31, 2012 (2011: none; 2010: none) by BP I or BP II.

On August 31, 2010, Reynolds Packaging Inc. (now named Reynolds Packaging Holdings LLC) paid a dividend of $39 million, of which $38 million was paid in cash and $1 million was settled through reductions in related party balances payable, to its shareholder as of that date, Reynolds Packaging (NZ) Limited, in advance of the acquisition of the Reynolds foodservice packaging business by the Group on September 1, 2010.

21.3    Capital management

The Directors are responsible for monitoring and managing the Group's capital structure. Capital is comprised of equity and external borrowings.

The Directors' policy is to maintain an acceptable capital base to promote the confidence of the Group's financiers and creditors and to sustain the future development of the business. The Directors monitor the Group's financial position to ensure that it complies at all times with its financial and other covenants as set out in its financing arrangements.

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans with respect to capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

22.    Financial risk management

22.1    Overview

This note presents information about the Group's exposure to market risk, credit risk and liquidity risk, and where applicable, the Group's objectives, policies and procedures for managing these risks.

Exposure to market, credit and liquidity risks arises in the normal course of the Group's business. The Directors of the Group and the ultimate parent entity have overall responsibility for the establishment and oversight of the Group's risk management framework.

The Directors have established a treasury policy that identifies risks faced by the Group and sets out policies and procedures to mitigate those risks. Risk management is primarily carried out by the treasury function of the Group. The Directors have delegated authority levels and authorized the use of various financial instruments to a restricted number of personnel within the treasury function.

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

22.2    Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, interest rates and commodity prices, will affect the Group's cash flows or the fair value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Group buys and sells derivatives in the ordinary course of business to manage market risks. The Group does not enter into derivative contracts for speculative purposes.

(a)	Foreign currency exchange risk

As a result of the Group's international operations, foreign currency exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the profit or loss component of the Group's statement of comprehensive income.

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. Generally, the Group does not use forward exchange contracts to hedge residual foreign currency exchange risk arising from customary receipts and payments denominated

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

in foreign currencies. However, when considered appropriate, the Group may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions.

The Group generally does not hedge its exposure to translation gains or losses in respect of its non-dollar functional currency assets or liabilities.

For the year ended December 31, 2012, the Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. The continued change in the foreign currency exchange rate between the dollar and the euro will result in the Group recognizing either foreign currency exchange gains or losses on the translation of this indebtedness in the future. A 100 basis point increase in the rates, applied as of December 31, 2012, would have resulted in additional foreign currency exchange gain of $23 million, while a 100 basis point decrease would have resulted in a reduction of $23 million of the reported foreign currency exchange gain.
In addition, the Group is also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of its entities with different functional currencies.

(b)	Interest rate risk

The Group's interest rate risk arises from long-term borrowings at both fixed and floating rates and from deposits which earn interest at floating rates. Borrowings and deposits at floating rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk.

The Group has exposure to both floating and fixed interest rates on borrowings primarily denominated in the U.S. dollar and the euro.

Interest rate risk on borrowings at floating rates is partially offset by interest on cash deposits also earned at floating rates.

The Group has adopted a policy to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Fixed rate instruments
Loans and borrowings	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Total fixed rate instruments	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Floating rate instruments
Cash and cash equivalents	1,556	1,556	—	—	—	—
Bank overdrafts	(2)	(2)	—	—	—	—
Related party borrowings	(16)	(16)	—	—	—	—
Loans and borrowings	(3,129)	(3,129)	—	—	—	—
Total variable rate instruments	(1,591)	(1,591)	—	—	—	—
Total	(16,601)	(1,593)	(1)	(2)	(1,493)	(13,512)

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Fixed rate instruments
Loans and borrowings	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)
Total fixed rate instruments	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)
Floating rate instruments
Cash and cash equivalents	597	597	—	—	—	—
Bank overdrafts	(3)	(3)	—	—	—	—
Related party borrowings	(39)	(39)	—	—	—	—
Loans and borrowings	(4,594)	(4,593)	—	(1)	—	—
Total variable rate instruments	(4,039)	(4,038)	—	(1)	—	—
Total	(16,873)	(4,042)	(250)	(3)	(2,066)	(10,512)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group's floating rate assets and liabilities. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2012, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the September 2012 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would have a $5 million impact and a less than $1 million impact on the interest expense on the U.S. and European term loans, respectively, under the Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Senior Secured Credit Facilities.

Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2012, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $5 million increase in interest expense while a 25 basis point decrease in interest rates would result in a $1 million decrease in interest expense.

(c)	Commodity and other price risk

Commodity and other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market.

The Group's exposure to commodity and other price risk arises principally from the purchase of resin (and its components), natural gas and aluminum. Other than resin, natural gas and certain aluminum purchases, the Group generally purchases commodities at spot market prices and commodity financial instruments or derivatives to hedge commodity prices are not used.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to hedge the Group's exposure in relation to the cost of resin, natural gas, diesel, electricity and aluminum.

The following table provides the detail of outstanding derivative contracts as of December 31, 2012:

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	85,680	€1,475 - €1,585	Jan 2013 - Jan 2014
Resin swaps	kiloliter	501,900	JPY50,290	Jan 2013 - Dec 2013
Resin swaps	pound	89,320,000	$0.57 - $1.00	Jan 2013 - Dec 2013
Aluminum futures	metric tonne	14,080	$1,954 - $2,150	Jan 2013 - Nov 2013
Aluminum swaps	metric tonne	42,408	$1,885 - $2,423	Jan 2013 - Dec 2016*
Natural gas swaps	million BTU	2,594,200	$3.03 - $4.07	Jan 2013 - Dec 2013
Ethylene swaps	pound	4,321,000	$0.52 - $0.60	Jan 2013 - Apr 2013
Benzene swaps	U.S. liquid gallon	1,598,201	$3.70 - $3.90	Jan 2013 - Apr 2013
Diesel swaps	U.S. liquid gallon	2,507,400	$3.88 - $4.01	Jan 2013 - Dec 2013
Electricity swaps	megawatt hour	85,613	NZD$59.00 - NZD$81.76	Jan 2013 - Dec 2013

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2012, the Group recognized an unrealized gain of $7 million (2011: unrealized loss of $26 million; 2010: unrealized gain of $4 million) as a component of other income in the statements of comprehensive income. During the year ended December 31, 2012, the Group recognized a realized gain of $7 million (2011: realized gain of $7 million; 2010: realized loss of $11 million) as a component of cost of sales in the statements of comprehensive income.

There is no material impact on the statement of comprehensive income from a revaluation of derivative contracts at December 31, 2012 assuming a 10% parallel upwards or downwards movement in the price curve used to value the contracts and assuming all other variables remain constant.

22.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse range of operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group, subject to certain Group-determined limits. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally the Group does not require collateral with respect to trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 12.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

22.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13 week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses including the servicing of financial obligations. As of December 31, 2012, the Group had $1,556 million of cash on hand.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2012, the Group had undrawn lines of credit under the revolving facilities of the September 2012 Credit Agreement totaling $51 million and €65 million ($86 million) (2011: $35 million and €63 million ($82 million) under the August 2011 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Non-derivative financial liabilities
Bank overdrafts	(2)	(2)	(2)	—	—	—	—
Trade and other payables	(1,791)	(1,791)	(1,791)	—	—	—	—
Related party borrowings	(16)	(19)	—	—	—	—	(19)
Loans and borrowings	(17,901)	(27,069)	(675)	(1,173)	(1,329)	(5,371)	(18,521)
	(19,710)	(28,881)	(2,468)	(1,173)	(1,329)	(5,371)	(18,540)
Derivative financial liabilities
Commodity derivatives:
Inflows	—	8	6	2	—	—	—
Outflows	(8)	(16)	(9)	(7)	—	—	—
	(8)	(8)	(3)	(5)	—	—	—
Total	(19,718)	(28,889)	(2,471)	(1,178)	(1,329)	(5,371)	(18,540)

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Non-derivative financial liabilities
Bank overdrafts	(3)	(3)	(3)	—	—	—	—
Trade and other payables	(1,749)	(1,749)	(1,749)	—	—	—	—
Non-current payables	(38)	(38)	—	—	(38)	—	—
Related party borrowings	(39)	(57)	—	(2)	(2)	(5)	(48)
Loans and borrowings	(17,122)	(26,563)	(819)	(1,042)	(1,559)	(7,728)	(15,415)
	(18,951)	(28,410)	(2,571)	(1,044)	(1,599)	(7,733)	(15,463)
Derivative financial liabilities
Commodity derivatives:
Inflows	—	26	17	9	—	—	—
Outflows	(15)	(41)	(27)	(14)	—	—	—
	(15)	(15)	(10)	(5)	—	—	—
Total	(18,966)	(28,425)	(2,581)	(1,049)	(1,599)	(7,733)	(15,463)

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

22.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2012
Assets
Cash and cash equivalents	—	—	1,556	—	1,556	1,556
Current and non-current receivables	—	—	1,480	—	1,480	1,480
Derivative financial assets
Commodity derivatives	5	—	—	—	5	5
Embedded derivatives	374	—	—	—	374	374
Total assets	379	—	3,036	—	3,415	3,415
Liabilities
Bank overdrafts	—	—	—	(2)	(2)	(2)
Trade and other payables	—	—	—	(1,791)	(1,791)	(1,791)
Other payables	—	—	—	(53)	(53)	(53)
Derivative financial liabilities
Commodity derivatives	(13)	—	—	—	(13)	(13)
Related party borrowings	—	—	—	(16)	(16)	(16)
Loans and borrowings	—	—	—	(17,901)	(17,901)	(18,918)
Total liabilities	(13)	—	—	(19,763)	(19,776)	(20,793)

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2011
Assets
Cash and cash equivalents	—	—	597	—	597	597
Current and non-current receivables	—	—	1,559	—	1,559	1,559
Derivative financial assets:
Commodity derivatives	1	—	—	—	1	1
Embedded derivatives	122	—	—	—	122	122
Total assets	123	—	2,156	—	2,279	2,279
Liabilities
Bank overdrafts	—	—	—	(3)	(3)	(3)
Trade and other payables	—	—	—	(1,749)	(1,749)	(1,749)
Other non-current payables	—	—	—	(38)	(38)	(38)
Derivative financial liabilities:
Commodity derivatives	(16)	—	—	—	(16)	(16)
Related party borrowings	—	—	—	(39)	(39)	(39)
Loans and borrowings	—	—	—	(17,122)	(17,122)	(16,878)
Total liabilities	(16)	—	—	(18,951)	(18,967)	(18,723)

The methods used in determining fair values of financial instruments are disclosed in note 3.4 and note 3.5.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

22.6    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group's financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2012
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(8)	—	(8)
Embedded derivatives	—	374	—	374
Total	—	366	—	366

As of December 31, 2011
Financial assets at fair value through profit or loss:
Derivative financial assets:
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

There were no transfers between any levels during the years ended December 31, 2012 and 2011.

23.     Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Short-term employee benefits	9	13	11
Management fees	—	—	1
Total compensation expense to key management personnel	9	13	12

There were no transactions with key management personnel during the years ended December 31, 2012, 2011 and 2010.

Related party transactions

The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Limited, Banawi Evergreen Packaging Company Limited and Eclipse Closures, LLC. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below:

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2012	2011	2010	2012	2011
Transactions with the immediate and ultimate parent companies
Due to immediate parent(a)	—	—	—	(16)	(16)
Transactions with joint ventures
Sale of goods and services(b)	186	146	139	46	30
Sale of non-current assets	—	—	7	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.				—	4
Sale of services	—	3	—
Sale of property, plant and equipment(c)	—	—	3
Carter Holt Harvey Limited				—	—
Sale of goods	—	3	14
Carter Holt Harvey Packaging Pty Limited				—	—
Sale of goods	—	4	20
Carter Holt Harvey Pulp & Paper Limited				—	—
Sale of goods	2	3	2
FRAM Group Operations LLC				1	1
Recharges	3	—	—
Sale of goods	1	—	—
United Components, Inc				—	1
Trade payables
BPC United States Inc.				—	—
Management fees	—	—	(1)
Carter Holt Harvey Limited				—	(1)
Purchase of goods	(11)	(10)	(1)
Purchase of Whakatane Mill(d)	—	—	(46)
Carter Holt Harvey Pulp & Paper Limited				(2)	(5)
Purchase of goods	(29)	(38)	(25)
Rank Group Limited				(7)	(41)
Recharges(e)	(26)	(121)	(43)
Rank Group North America, Inc.				—	—
Recharges(f)	(20)	—	—
Reynolds Packaging (NZ) Limited				—	—
Dividends paid	—	—	(39)
Loans receivable
BPC United States Inc.				—	—
Repayments	—	—	12
Reynolds Consumer Products (NZ) Limited				—	—
Interest income	—	—	2
Novation of loan	—	—	1
Repayment of loan	—	—	61
Reynolds Treasury (NZ) Limited				—	—
Interest income	—	—	1
Repayments	—	—	25
Loans Payable
Reynolds Treasury (NZ) Limited(g)				—	(23)
Loan advanced	—	(25)	—
Interest expense	(1)	(1)	—
Payable related to transfer of tax losses to:
Evergreen Packaging New Zealand Limited				—	—

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2012	2011	2010	2012	2011
Transfer of tax losses	(3)	—	—
Reynolds Packaging Group (NZ) Limited				—	—
Transfer of tax losses	(7)	—	—

(a)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the year ended December 31, 2012, interest accrued at rates from 2.60% to 3.72% (2011: 3.38% to 3.93%; 2010: 3.01% to 3.32%). The loan is subordinated to the obligations under the September 2012 Credit Agreement, the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)	On April 29, 2010, Blue Ridge Paper Products Inc. sold land and buildings at net book value totaling $3 million to BPC United States Inc.

(d)	On May 4, 2010, the Group acquired the Whakatane Mill at fair value for a purchase price of $46 million (including post-closing adjustments) from Carter Holt Harvey Limited.

(e)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(f)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(g)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was unsecured and was repaid on June 8, 2012.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

24.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.	Dec-31	Argentina	100	100	100
Graham Packaging San Martin S.A.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A.	Dec-31	Argentina	100	100	100
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co. KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(a)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA (formerly Graham Packaging Belgium N.V.)(b)	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA (formerly Graham Packaging Lummen N.V.)(c)	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio S.A.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD	Dec-31	Bulgaria	100	100	100
Conference Cup Ltd.(d)	Dec-31	Canada	—	100	—
Dopaco Canada, Inc.(d)	Dec-31	Canada	—	100	—
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Garven Incorporated(d)	Dec-31	Canada	—	100	—
Graham Packaging Canada Company (formerly Graham Packaging Canada Limited)(e)	Dec-31	Canada	100	100	100
Pactiv Canada, Inc.(d)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(f)	Dec-31	Canada	100	—	100
Crystal Insurance Comp. Ltd.	Dec-31	Guernsey	100	100	100
SIG Asset Holdings Limited	Dec-31	Guernsey	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closures Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closures Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd.	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Limited	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc Packaging Technology Services (Shanghai) Co. Ltd. (in liquidation)(g)	Dec-31	China	—	—	—
Zhejing Zhongbao Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.a.r.l.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.a.r.l.	Dec-31	France	100	100	100
SIG Combibloc S.a.r.l.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH	Dec-31	Germany	100	100	100
SIG Beverages Germany GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
SIG Combibloc Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation)	Dec-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (in liquidation)	Dec-31	Italy	100	100	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.(h)	Dec-31	Luxembourg	100	—	100
Beverage Packaging Holdings (Luxembourg) VI S.A.(h)	Dec-31	Luxembourg	100	—	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
Asesores y Consultores Graham, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Bienes Industriales del Norte, S.A. de C.V.	Dec-31	Mexico	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Middle America M.A., S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Tecnicos de Tapas Innovativas, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited(j)	Jul-31	Nepal	100	76	100
Beverage Packaging Holdings (Netherlands) B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Pactiv Europe B.V.	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)(k)	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG(l)	Dec-31	Switzerland	—	100	—
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.	Dec-31	Turkey	100	100	100
SIG Combibloc Paketleme ve Ticaret Limited Sirketi(m)	Dec-31	Turkey	50	100	50
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging U.K. Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Stanley) Limited (in liquidation)(n)	Dec-31	United Kingdom	—	100	—
Pactiv Limited (in liquidation)(o)	Dec-31	United Kingdom	—	100	—
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd.	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(a)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Dopaco, Inc.(p)	Dec-31	U.S.A.	—	100	—

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging USA Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. I	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. II	Dec-31	U.S.A.	100	100	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging France Partners(q)	Dec-31	U.S.A.	—	100	—
Graham Packaging GP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Minster LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Technological Specialties LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging West Jordan, LLC	Dec-31	U.S.A.	100	100	100
Graham Recycling Company L.P.	Dec-31	U.S.A.	100	100	100
International Tray Pads & Packaging, Inc.(r)	Dec-31	U.S.A.	100	—	100
Newspring Industrial Corp.(s)	Dec-31	U.S.A.	—	100	—
Pactiv Factoring LLC(t)	Dec-31	U.S.A.	—	100	—
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc. (formerly PWP Industries, Inc.)(u)	Dec-31	U.S.A.	100	100	100
Pactiv Retirement Administration LLC(v)	Dec-31	U.S.A.	—	100	—
Pactiv RSA LLC(v)	Dec-31	U.S.A.	—	100	—
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Prairie Packaging, Inc.(w)	Dec-31	U.S.A.	—	100	—
PWP Holdings, Inc.(x)	Dec-31	U.S.A.	—	100	—
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Inc. (formerly Reynolds Foil Inc.)(y)	Dec-31	U.S.A.	100	100	100
Reynolds Flexible Packaging Inc.(z)	Dec-31	U.S.A.	—	100	—

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Reynolds Food Packaging LLC(aa)	Dec-31	U.S.A.	—	100	—
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Packaging Holdings LLC (ab)	Dec-31	U.S.A.	—	100	—
Reynolds Packaging Kama Inc.(aa)	Dec-31	U.S.A.	—	100	—
Reynolds Packaging LLC(aa)	Dec-31	U.S.A.	—	100	—
Reynolds Presto Products Inc. (formerly Reynolds Consumer Products, Inc.)(ac)	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA LLC	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Ultra Pac, Inc.(aa)	Dec-31	U.S.A.	—	100	—
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.	Dec-31	Venezuela	100	100	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	The Group has control and it has the power to govern the financial and operating policies of the entity.

(b)	Converted to a BVBA (Besloten Vennootschap Met Beperkte AAnsprakelijkheid) on February 2, 2012 to become Graham Packaging Belgium BVBA.

(c)	Converted to a BVBA (Besloten Vennootschap Met Beperkte AAnsprakelijkheid) on February 29, 2012 to become Graham Packaging Lummen BVBA.

(d)	Amalgamated into a “new” Pactiv Canada Inc. on January 1, 2012.

(e)	Converted to Graham Packaging Canada Company on February 1, 2012.

(f)	Incorporated on January 1, 2012.

(g)	Dissolved in September 2010.

(h)	Incorporated on December 11, 2012.

(i)	Incorporated on February 13, 2012.

(j)	Now 100% owned by Closure Systems International B.V. following the acquisition of the remaining 24% ownership interest formerly owned by a third party.

(k)	Changed name to SIG Schweizerische Industrie-Gesellschaft AG on June 4, 2012.

(l)	Merged into SIG Combibloc Group AG on June 4, 2012.

(m)
Shares in SIG Combibloc Paketleme ve Ticaret Limited Sirketi held by Austrian companies SIG Austria Holding GmbH and SIG Combibloc GmbH were transferred to the joint venture SIG Combibloc Obeiken FZCO, a United Arab Emirates company on December 14, 2012. A shareholding of 50% in SIG Combibloc Obeikan FZCO is held by SIG Combibloc GmbH.

(n)	Dissolved on March 30, 2012.

(o)	Dissolved on June 9, 2012.

(p)	Merged into PWP Industries, Inc. on July 1, 2012.

(q)	Merged into Graham Packaging Company, LP on December 19, 2012.

(r)	Acquired by Pactiv LLC on September 19, 2012.

(s)	Merged into PWP Industries, Inc. on October 1, 2012.

(t)	Merged into Pactiv LLC on August 1, 2012.

(u)	Changed name to Pactiv Packaging Inc. on November 8, 2012.

(v)	Merged into Pactiv Factoring LLC on August 1, 2012.

(w)	Merged into Pactiv LLC on October 1, 2012.

(x)	Merged into PWP Industries, Inc. on May 31, 2012.

(y)	Changed name to Reynolds Consumer Products Inc. on January 3, 2012.

(z)	Merged into Reynolds Packaging Kama, Inc. on November 8, 2012.

(aa)	Merged into Reynolds Packaging Holdings LLC on November 8, 2012.

(ab)	Merged into Pactiv LLC on November 8, 2012.

(ac)	Changed name to Reynolds Presto Products Inc. on January 3, 2012.

25.    Business combinations under common control

On May 4, 2010, the Group acquired the business operations of Evergreen from subsidiaries of Rank Group Limited. At the time of this transaction, both the Group and Evergreen were ultimately 100% owned by Mr. Graeme Hart. The original acquisitions of the Evergreen businesses were completed between January 31, 2007 and August 1, 2007.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

On September 1, 2010, the Group acquired the operations of the Reynolds foodservice packaging businesses from subsidiaries of Reynolds (NZ) Limited (“Reynolds (NZ)”). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Reynolds foodservice packaging businesses was completed on February 29, 2008.

The following table shows the effect of the legal consummation of the acquisitions of Evergreen and the Reynolds foodservice packaging business as of their respective dates of acquisition by the Group:

(In $ million)	Evergreen	Reynolds foodservice packaging	Total
Total consideration(a)	1,612	342	1,954
Net book value of share capital of the acquired businesses	(713)	(193)	(906)
Difference between total consideration and net book value of share capital of the acquired businesses(b)	899	149	1,048

(a)
The Group has accounted for the acquisitions under the principles of common control. As a result, the cash acquired as part of the acquisitions is already included in the Group's cash balance and does not form part of the net cash outflow. Further, the results of operations of the businesses acquired are included in the statements of comprehensive income from January 31, 2007 for Evergreen and from February 29, 2008 for the Reynolds foodservice packaging business.

(b)
In accordance with the Group's accounting policy for acquisitions under common control, the difference between the share capital of the acquired businesses and the consideration paid (which represented the fair value) has been recognized directly in equity as part of other reserves. Differences in the consideration paid at the date of the legal acquisition by the Group of these businesses and those amounts paid when originally acquired by entities under the common control of the ultimate shareholder reflect changes in the relative fair value. Such changes related to value created within these businesses through events such as the realization of the cost savings initiatives and operational synergies combined with the changes within the market in which they operate.

26.    Business combinations

International Tray Pads & Packaging, Inc. and Interplast Packaging Inc.

On September 19, 2012, the Group acquired International Tray Pads & Packaging, Inc. This company is located in North Carolina and manufactures meat and poultry pads, furniture shipping pads, medical wadding and related products. On September 24, 2012, the Group acquired the business of Interplast Packaging Inc. This company is based in Quebec, Canada and manufactures egg cartons for use in retail packaging of specialty eggs. The operating results of International Tray Pads & Packaging Inc. and Interplast Packaging Inc. have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. Combined, the consideration paid was $30 million and these acquisitions contributed $10 million in revenue, $1 million in EBITDA, and $1 million in Adjusted EBITDA for the year ended December 31, 2012 to the results of Pactiv Foodservice.

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of September 8, 2011, and any adjustments made to those values:

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Provisional values recognized on September 8, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	146	—	146
Trade and other receivables	338	(10)	328
Inventories	300	(9)	291
Current tax assets	3	1	4
Assets held for sale	7	—	7
Investments in associates and joint ventures	1	—	1
Deferred tax assets	7	(5)	2
Property, plant and equipment	1,438	(36)	1,402
Intangible assets (excluding goodwill)	1,679	696	2,375
Derivative assets	9	—	9
Other current and non-current assets	19	11	30
Trade and other payables(c)	(694)	(2)	(696)
Current tax liabilities	(10)	(29)	(39)
Borrowings	(2,852)	1	(2,851)
Deferred tax liabilities	(405)	(184)	(589)
Provisions and employee benefits	(201)	(6)	(207)
Net assets (liabilities) acquired	(215)	428	213
Goodwill on acquisition	2,012	(428)	1,584
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the fair values of separately identifiable intangible assets and property, plant and equipment following valuations by third party valuation firms. The finalization of the fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

(c)
In connection with the acquisition of Graham Packaging, amounts under an existing income tax receivable agreement with certain pre-IPO shareholders became due and payable. Such amounts which were settled after the date of acquisition are reflected in the statement of cash flows as a financing activity.

Acquisition costs of $24 million are included in other expenses in the statement of comprehensive income for the year ended December 31, 2011.

The fair value of trade receivables is $320 million. The gross contractual amount of trade receivables is $320 million, all of which were collectible.

The goodwill of $1,584 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. This includes $140 million of goodwill that was allocated to other business segments. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $402 million is expected to be deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated Useful Life
Trade name	250	Indefinite
Customer relationships	1,580	17 to 22 years
Technology	540	10 to 15 years
Non-compete agreement	2	1 year
Land use rights	3	43 years
Total	2,375

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The estimated useful life ranges from 17 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The estimated useful life ranges from 10 to 15 years.

Pre-acquisition results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the impact that the fair value adjustments had on the historical acquisition date values of assets and liabilities.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $64 million, EBITDA of $105 million and Adjusted EBITDA of $156 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed, on a pro forma basis, additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011 (the "Dopaco Acquisition"). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The new product lines complement and enhance the Group’s existing product lines, allowing it to offer a broader product range and additional customer relationships. Dopaco is included in the Group's Pactiv Foodservice segment.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of May 2, 2011, and any adjustments made to those values:

(In $ million)	Provisional values recognized on May 2, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	3	—	3
Trade and other receivables	33	—	33
Inventories	58	1	59
Assets held for sale	3	—	3
Deferred tax assets	4	—	4
Property, plant and equipment	152	(28)	124
Intangible assets (excluding goodwill)	16	72	88
Other current and non-current assets	5	1	6
Bank overdrafts	(5)	—	(5)
Trade and other payables	(20)	(4)	(24)
Deferred tax liabilities	(32)	(8)	(40)
Provisions and employee benefits	(24)	(2)	(26)
Net assets acquired	193	32	225
Goodwill on acquisition	205	(35)	170
Net assets acquired	398	(3)	395
Consideration paid in cash	398	(3)	395
Bank overdraft acquired	2	—	2
Net cash outflow	400	(3)	397

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the values of property, plant and equipment and identifiable intangible assets and the associated deferred taxes thereon. Other measurement period adjustments have arisen from the finalization of reviews of the balance sheet reconciliations as of

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

the date of acquisition. The depreciation and amortization impact from these provisional changes to fair values had been recognized during the year ended December 31, 2011.

Acquisition-related costs of $6 million are included in other expenses in the statement of comprehensive income for the year ended December 31, 2011.

The goodwill recognized on the acquisition is attributable mainly to the skill of the acquired business’ work force and the synergies expected to be achieved from integrating Dopaco into the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

The preliminary values attributed to the separately identifiable intangible assets were established shortly after the date of acquisition in May 2011 through the assistance of an external third party valuer. Subsequent to this assessment the Group has verified the reasonableness of all key assumptions including royalty rate, growth rates, business mix and discount rate. This review process involved feedback and further input from a wide range of senior executives which has enabled the Group to further refine the initial assumptions as of the date of acquisition. As a result management has revised and finalized the values initially established for the separately identifiable intangible assets as of the date of acquisition. The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful life
Trade name	6	5 years
Customer relationships	77	9 to 14 years
Patents	4	10 years
Emission reduction credit	1	Indefinite
Total	88

Trade name

The Dopaco trade name is a business to business trade name under which the products are sold. The preliminary value of the trade name is being amortized over 5 years as it is a defensible intangible asset.

Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.

Pre-acquisition results

Dopaco contributed revenues of $331 million, profit after income tax of $7 million, EBITDA of $28 million and Adjusted EBITDA of $45 million to the Group for the period from May 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed, on a pro forma basis, additional revenue of $153 million, profit after tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million. These amounts are unaudited.

Pactiv Corporation

On November 16, 2010, the Group acquired 100% of the outstanding common stock of Pactiv Corporation (“Pactiv”) for a purchase price of $4,452 million (the “Pactiv Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration and the refinancing of certain borrowings that were acquired was provided through a combination of additional borrowings, additional equity and existing cash.

Pactiv is a leading manufacturer of consumer and foodservice packaging products in the United States. The acquisition of Pactiv brought together two consumer and foodservice packaging platforms. The combination increased the Group's product, geographic and customer diversification and created an extensive and diverse distribution network. The products of the Group and Pactiv are complementary, providing the combined Group with opportunities to generate incremental revenue through cross-selling and category expansion. The Group expects to realize cost savings and operational synergies by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies.

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Recognized values on acquisition
Cash and cash equivalents, net of bank overdrafts	91
Trade and other receivables	472
Current tax assets	547
Deferred tax assets	49
Inventories	27
Property, plant and equipment	1,429
Intangible assets (excluding goodwill)	2,715
Other current and non-current assets	60
Trade and other payables	(418)
Borrowings	(1,485)
Deferred tax liabilities	(877)
Provisions and employee benefits	(1,071)
Net assets acquired	1,539
Non-controlling interests	(18)
Goodwill on acquisition	2,931
Net assets acquired	4,452
Consideration paid in cash	4,452
Net cash acquired	(91)
Net cash flow	4,361

Acquisition-related costs of $10 million are included in other expenses in the statement of comprehensive income for the year ended December 31, 2010.

The Group identified and measured the property, plant and equipment and separately identifiable intangible assets (excluding goodwill) of $1,429 million and $2,715 million, respectively, with the assistance of a third party valuer.

The fair value of trade receivables is $472 million. The gross contractual amount of trade receivables due at acquisition was $517 million, of which $45 million was expected to be uncollectible.

The goodwill of $2,931 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Pactiv into the Group. The synergies largely relate to benefits from (a) large scale efficiencies in integration of sales, marketing and administration functions, information technology resources, and leveraging lean production capabilities across facilities, (b) eight to nine plant closures, (c) "one face" customer servicing organization, (d) streamlining warehouse and logistics, and (e) centralizing procurement. Except for $514 million, the goodwill recognized is not deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful life
Trade names - indefinite life	1,075	Indefinite
Trade names - definite life	39	5 years
Customer relationships	1,321	20 years
Technology	188	7.5 years
Permits	88	Indefinite
Favorable leasehold	4	3 to 8 years
Total	2,715

Trade names

The Pactiv Foodservice trade name has been valued as a business to business trade name with an indefinite life. The Hefty trade name has been valued as a consumer trade name with an indefinite life. The Pactiv trade name used in the consumer products business has been valued as a business to business trade name with a five year useful life.

Customer and distributor relationships

Pactiv’s operations are characterized by arrangements with customers and distributors for the supply of finished packaging products. The separately identifiable intangible assets reflect the estimated value that is attributable to the existing arrangements and the value that is expected from the ongoing relationships.

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

Technology

Pactiv’s operations include certain proprietary knowledge and processes that have been developed internally. The business operates in product categories where customers and end-users value the technology and innovation that Pactiv’s custom packaging products offer as an alternative to traditional packaging materials.

Permits

Manufacturers that emit pollutants or use hazardous materials are required to meet various federal and state regulatory requirements and obtain the necessary operating permits. Pactiv has obtained numerous operating permits for its plants over the years. As regulatory requirements have evolved, several of its existing permits have been grandfathered and would be very costly, or even impossible, to obtain today.

Pre-acquisition results

The operating results of Pactiv's consumer products and foodservice packaging businesses have been combined with the operating results of the Group's Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. For the period from January 1, 2011 to November 16, 2011, Pactiv's revenue was $3,494 million. For the year ended December 31, 2010, Pactiv’s revenue, profit from operating activities, EBITDA and Adjusted EBITDA were $3,679 million, $254 million, $465 million and $656 million, respectively. These unaudited amounts are provided on a pro forma basis and include IFRS adjustments and therefore will not agree to historically reported Pactiv results as Pactiv reported its results under U.S. GAAP.

Closure Systems International Americas, Inc.

On February 1, 2010, the Group purchased 100% of the issued capital of Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. Total consideration for the acquisition was $36 million and was paid in cash. The acquired company was subsequently renamed Closure Systems International Americas, Inc. (“CSI Americas”).

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

(In $ million)	Recognized values on acquisition
Cash and cash equivalents	11
Trade and other receivables	3
Inventories	10
Deferred tax assets	11
Property, plant and equipment	14
Intangible assets (excluding goodwill)	4
Trade and other payables	(7)
Net assets acquired	46
Difference between net assets acquired and consideration paid	(10)
Consideration paid, settled in cash	36
Cash acquired	(11)
Net cash outflow	25

The acquisition of CSI Americas contributed revenue of $52 million and a net profit of $3 million to the Group for the year ended December 31, 2010. If the purchase had occurred on January 1, 2010, management estimates that CSI Americas would have contributed additional revenue of $4 million, additional EBITDA of $3 million and additional profit after tax of $1 million.

27.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2012	2011
Less than one year	111	111
Between 1 and 5 years	222	247
More than 5 years	79	83
Total	412	441

Beverage Packaging Holdings Group
Notes to the financial statements
For the year ended December 31, 2012

During the year ended December 31, 2012, $135 million of operating lease expense was recognized in the statement of comprehensive income as a component of profit or loss (2011: $107 million; 2010: $51 million).

28.    Capital commitments

As of December 31, 2012, the Group had entered into contracts to incur capital expenditures of $177 million (2011: $106 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled primarily in the following financial year.

29.    Contingencies

	As of December 31,
(In $ million)	2012	2011
Contingent liabilities	37	19

The contingent liabilities primarily arise from the guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2012, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 18.

30.    Subsequent events

RGHL and certain members of the Group filed a registration statement with the SEC pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the September 2012 Senior Secured Notes for new registered notes having terms substantially identical to the terms of the original notes. The registration statement was declared effective by the SEC on December 27, 2012 and on January 29, 2013 the exchange offer for the new registered notes was consummated.

Other than the item disclosed above, there have been no events subsequent to December 31, 2012, which would require accrual or disclosure in these financial statements.

ANNUAL REPORT
For the fiscal year ended December 31, 2012

BEVERAGE PACKAGING HOLDINGS (LUXEMBOURG) I S.A.
Luxembourg
(Jurisdiction of incorporation or organization)

Beverage Packaging Holdings (Luxembourg) I S.A.
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

Beverage Packaging Holdings (Luxembourg) I S.A.

Financial statements for the year ended
December 31, 2012

Beverage Packaging Holdings (Luxembourg) I S.A.

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Beverage Packaging Holdings (Luxembourg) I S.A.

In our opinion, the accompanying statements of financial position and the related statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings (Luxembourg) I S.A. and its subsidiaries (the "Company") at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois
March 12, 2013

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2012	2011*	2010*
Revenue		13,830	11,819	6,801
Cost of sales	**	(11,210)	(9,725)	(5,524)
Gross profit		2,620	2,094	1,277
Other income	6	114	57	75
Selling, marketing and distribution expenses	**	(348)	(347)	(231)
General and administration expenses	**	(846)	(626)	(388)
Other expenses	7	(198)	(268)	(80)
Share of profit of associates and joint ventures, net of income tax	16	27	17	18
Profit from operating activities		1,369	927	671
Financial income	10	179	6	41
Financial expenses	10	(1,690)	(1,409)	(750)
Net financial expenses		(1,511)	(1,403)	(709)
Income (loss) before income tax		(142)	(476)	(38)
Income tax benefit (expense)	11	67	56	(72)
Profit (loss) for the year		(75)	(420)	(110)
Other comprehensive income (loss) for the year, net of income tax
Exchange differences on translating foreign operations		(4)	(26)	228
Transfers from foreign currency translation reserve to profit and loss		—	—	49
Total other comprehensive income (loss) for the year, net of income tax		(4)	(26)	277
Total comprehensive income (loss) for the year		(79)	(446)	167
Profit (loss) attributable to:
Equity holder of the Group		(76)	(422)	(110)
Non-controlling interests		1	2	—
		(75)	(420)	(110)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		(80)	(447)	168
Non-controlling interests		1	1	(1)
		(79)	(446)	167

*	Revenue and other income for the years ended December 31, 2011 and 2010 have been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6.

**	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 15, and 27.

The statements of comprehensive income should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of financial position

		As of December 31,
(In $ million)	Note	2012	2011
Assets
Cash and cash equivalents		1,556	597
Trade and other receivables	12	1,433	1,504
Inventories	13	1,612	1,764
Current tax assets	11	46	39
Assets held for sale		21	70
Derivatives		5	1
Other assets		79	65
Total current assets		4,752	4,040
Non-current receivables	12	47	55
Investments in associates and joint ventures	16	141	119
Deferred tax assets	11	40	29
Property, plant and equipment	14	4,363	4,546
Investment properties		32	29
Intangible assets	15	12,274	12,545
Derivatives	22	285	122
Other assets		168	150
Total non-current assets		17,350	17,595
Total assets		22,102	21,635
Liabilities
Bank overdrafts		2	3
Trade and other payables	17	1,791	1,749
Liabilities directly associated with assets held for sale		—	20
Borrowings	18	523	520
Current tax liabilities	11	140	161
Derivatives		13	16
Employee benefits	19	270	228
Provisions	20	91	98
Total current liabilities		2,830	2,795
Non-current payables	17	53	38
Borrowings	18	17,394	16,641
Deferred tax liabilities	11	1,386	1,548
Employee benefits	19	891	936
Provisions	20	120	134
Total non-current liabilities		19,844	19,297
Total liabilities		22,674	22,092
Net liabilities		(572)	(457)
Equity
Share capital	21	1,385	1,417
Reserves		(1,259)	(1,255)
Accumulated losses		(719)	(641)
Equity attributable to equity holder of the Group		(593)	(479)
Non-controlling interests		21	22
Total equity (deficit)		(572)	(457)

The statements of financial position should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of changes in equity

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2010)		1,376	53	(513)	(73)	843	16	859
Issue of shares (net of issue costs)	21	947	—	—	—	947	—	947
Total comprehensive income (loss) for the year:
Profit (loss) after tax		—	—	—	(110)	(110)	—	(110)
Foreign currency exchange translation reserve		—	278	—	—	278	(1)	277
Total comprehensive income (loss) for the year		—	278	—	(110)	168	(1)	167
Common control transactions	25	(906)	—	(1,048)	—	(1,954)	—	(1,954)
Purchase of non-controlling interest		—	—	—	3	3	(5)	(2)
Non-controlling interests acquired through business combinations		—	—	—	—	—	18	18
Disposal of business		—	—	—	—	—	(3)	(3)
Dividends paid		—	—	—	(39)	(39)	(2)	(41)
Balance as of December 31, 2010		1,417	331	(1,561)	(219)	(32)	23	(9)
Balance at the beginning of the year (January 1, 2011)		1,417	331	(1,561)	(219)	(32)	23	(9)
Total comprehensive income (loss) for the year:
Profit (loss) after tax		—	—	—	(422)	(422)	2	(420)
Foreign currency exchange translation reserve		—	(25)	—	—	(25)	(1)	(26)
Total comprehensive income (loss) for the year		—	(25)	—	(422)	(447)	1	(446)
Dividends paid to non-controlling interests	21	—	—	—	—	—	(2)	(2)
Balance as of December 31, 2011		1,417	306	(1,561)	(641)	(479)	22	(457)
Balance at the beginning of the year (January 1, 2012)		1,417	306	(1,561)	(641)	(479)	22	(457)
Total comprehensive income (loss) for the year:
Profit (loss) after tax		—	—	—	(76)	(76)	1	(75)
Foreign currency exchange translation reserve		—	(4)	—	—	(4)	—	(4)
Total comprehensive income (loss) for the year		—	(4)	—	(76)	(80)	1	(79)
Repayment of contributed capital	21	(32)	—	—	—	(32)	—	(32)
Purchase of non-controlling interest		—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2012		1,385	302	(1,561)	(719)	(593)	21	(572)
The statements of changes in equity should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Cash flows from operating activities
Cash received from customers		13,908	11,486	6,798
Cash paid to suppliers and employees		(11,287)	(9,868)	(5,635)
Interest paid		(1,427)	(1,003)	(451)
Income taxes paid, net of refunds received		(133)	(88)	(125)
Premium on extinguishment of loans and borrowings		(101)	—	—
Payment of change of control and other acquisition costs		—	(84)	(181)
Payment to related party for use of tax losses		(10)	—	(23)
Net cash from operating activities		950	443	383
Cash flows used in investing activities
Purchase of Whakatane Mill	23	—	—	(46)
Acquisition of property, plant and equipment and investment properties		(629)	(511)	(319)
Proceeds from sale of property, plant and equipment, investment properties and other assets		38	71	32
Acquisition of intangible assets		(21)	(9)	(18)
Acquisition of businesses, net of cash acquired	26	(33)	(2,048)	(4,386)
Disposal of businesses, net of cash disposed		95	—	33
Disposal of other investments		—	—	10
Pre-acquisition advance to Graham Packaging		—	(20)	—
Receipt of related party advances		—	—	97
Interest received		4	7	5
Dividends received from joint ventures		7	8	4
Net cash used in investing activities		(539)	(2,502)	(4,588)
Cash flows from financing activities
Acquisitions of business under common control		—	—	(1,958)
Drawdown of loans and borrowings:
Securitization Facility		540	—	—
September 2012 Credit Agreement		2,623	—	—
September 2012 Senior Secured Notes		3,250	—	—
February 2012 Senior Notes		1,250	—	—
August 2011 Credit Agreement		—	4,666	—
August 2011 Notes		—	2,482	—
February 2011 Notes		—	2,000	—
October 2010 Notes		—	—	3,000
May 2010 Notes		—	—	1,000
2009 Credit Agreement		—	10	2,820
Other borrowings		26	13	2
Repayment of loans and borrowings:
Securitization Facility		(40)	—	—
September 2012 Credit Agreement		(6)	—	—
2011 Credit Agreement		(4,571)	(75)	—
2009 Credit Agreement		—	(4,168)	(38)
2009 Senior Secured Notes		(1,697)	—	—
Graham Packaging borrowings assumed	26	—	(1,935)	—
Graham Packaging Notes assumed	26	(388)	(470)	—
Pactiv 2012 Notes assumed	26	(249)	—	—
Pactiv borrowings assumed	26	—	—	(397)

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Blue Ridge Facility		—	—	(43)
Other borrowings		(53)	(4)	(4)
Payment of liabilities arising from Graham Packaging Acquisition*		—	(252)	—
Premium on Graham Packaging 2017 and 2018 Notes		—	(5)	—
Proceeds from issues of share capital		—	—	322
Related party borrowings (repayments)		(23)	25	—
Payment of debt transaction costs		(105)	(279)	(317)
Purchase of non-controlling interests		—	—	(3)
Dividends paid to related parties and non-controlling interests		(2)	(2)	(39)
Repayment of contributed capital	21	(32)	—	—
Net cash from financing activities		523	2,006	4,345
Net increase (decrease) in cash and cash equivalents		934	(53)	140
Cash and cash equivalents at the beginning of the year		594	651	514
Effect of exchange rate fluctuations on cash held		26	(4)	(3)
Cash and cash equivalents as of December 31		1,554	594	651
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,556	597	663
Bank overdrafts		(2)	(3)	(12)
Cash and cash equivalents as of December 31		1,554	594	651

*	Includes amounts paid under a pre-acquisition income tax receivable agreement with certain pre-IPO shareholders that required payment as a result of the acquisition.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of cash flows

Reconciliation of the profit for the year with the net cash from operating activities

	For the year ended December 31,
(In $ million)	2012	2011	2010
Profit (loss) for the year	(75)	(420)	(110)
Adjustments for:
Depreciation of property, plant and equipment	774	650	317
Depreciation of investment properties	—	1	2
Asset impairment charges	52	12	29
Amortization of intangible assets	360	321	185
Net foreign currency exchange loss	8	7	3
Change in fair value of derivatives	(7)	26	(4)
Loss (gain) on sale of property, plant and equipment and non-current assets	—	1	(5)
Gains on sale of businesses and investment properties	(68)	(5)	(16)
CSI Americas gain on acquisition	—	—	(10)
Net financial expenses	1,511	1,403	709
Share of profit of equity accounted investees	(27)	(17)	(18)
Income tax (benefit) expense	(67)	(56)	72
Interest paid	(1,427)	(1,003)	(451)
Income taxes paid, net of refunds received	(133)	(88)	(125)
Premium on extinguishment of loans and borrowings	(101)	—	—
Change in trade and other receivables	69	(56)	(45)
Change in inventories	157	(171)	41
Change in trade and other payables	(25)	(8)	9
Change in provisions and employee benefits	(24)	(154)	(202)
Change in other assets and liabilities	(27)	—	2
Net cash from operating activities	950	443	383

Significant non-cash financing and investing activities

During the year ended December 31, 2010, Evergreen Packaging Inc. (“EPI”) issued shares to Evergreen Packaging US, its parent company at the time of issue, in exchange for the novation of external borrowings, net of debt issue costs, in amounts of CA$30 million ($29 million), NZ$776 million ($568 million) and $28 million.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Statements of cash flows

Acquisitions and disposals of businesses

	For the year ended December 31,
	2012		2011		2010
(In $ million)	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(30)	—	(2,192)	—	(4,488)	33
Net cash (bank overdraft) acquired (disposed of)	—	—	144	—	102	—
Consideration received, satisfied in notes receivable	—	—	—	—	—	14
Consideration subject to post-closing adjustments	—	—	—	—	—	1
	(30)	—	(2,048)	—	(4,386)	48
Cash and cash equivalents, net of bank overdrafts	—	—	(144)	—	(102)	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	—	—	(10)
Amounts reclassified from foreign currency translation reserve	—	—	—	—	—	1
Net assets (acquired) disposed of	(30)	—	(2,192)	—	(4,488)	39
Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	—	—	(144)	—	(102)	—
Trade and other receivables	(4)	—	(361)	—	(475)	12
Inventories	(2)	—	(350)	—	(557)	8
Current tax assets	—	—	(4)	—	(49)	—
Assets held for sale	—	—	(10)	—	—	—
Derivative assets	—	—	(9)	—	—	—
Investment in associates and joint ventures	—	—	(1)	—	—	3
Deferred tax assets	—	—	(6)	—	(38)	—
Property, plant and equipment	(6)	—	(1,526)	—	(1,443)	23
Intangible assets (excluding goodwill)	(21)	—	(2,463)	—	(2,719)	—
Goodwill	(1)	—	(1,754)	—	(2,931)	—
Other current and non-current assets	—	—	(36)	—	(60)	—
Trade and other payables	4	—	720	—	425	(8)
Current tax liabilities	—	—	39	—	—	—
Borrowings	—	—	2,851	—	1,485	—
Deferred tax liabilities	—	—	629	—	877	—
Provisions and employee benefits	—	—	233	—	1,071	—
Net assets (acquired) disposed of	(30)	—	(2,192)	—	(4,516)	38
Gain on acquisition	—	—	—	—	10	—
Amounts reclassified from foreign currency translation reserve	—	—	—	—	—	1
Non-controlling interests	—	—	—	—	18	—
	(30)	—	(2,192)	—	(4,488)	39
Refer to note 26 for further details of acquisitions.

The statements of cash flows should be read in conjunction with the notes to the financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (the “Company”) is a company domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The consolidated financial statements of Beverage Packaging Holdings (Luxembourg) I S.A. as of and for the year ended December 31, 2012 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

The financial statements as of and for the year ended December 31, 2011 have been revised to reflect the finalization of the purchase accounting related to the acquisition of Graham Packaging. Refer to note 26 for further information.

2.1    Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC Interpretations as issued by the International Accounting Standards Board ("IASB").

The financial statements were approved by the Board of Directors (the “Directors”) on March 12, 2013.

2.2    Going concern

The financial statements have been prepared using the going concern assumption.

The statement of financial position as of December 31, 2012 presents negative equity of $572 million compared to negative equity of $457 million as of December 31, 2011. The increase in negative equity is primarily attributable to the current year loss and the repayment of contributed capital. The total equity was reduced by the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Refer to note 3.1(c). The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity. As of December 31, 2012, the common control transactions had generated a cumulative reduction in equity of $1,561 million.

2.3    Basis of measurement

The financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the statement of comprehensive income, statement of changes in equity and statement of cash flows for the current year is for the twelve month period ended December 31, 2012. Information for the comparative years is for the twelve month periods ended December 31, 2011 and December 31, 2010.

2.4    Presentation currency

These financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is described in note 4.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

2.6    Comparative information

During the year ended December 31, 2012, the Group made an adjustment in its Evergreen segment to conform its presentation of scrap and by-product sales. The adjustment increased revenue and decreased other income by $30 million and $27 million for the years ended December 31, 2011 and December 31, 2010, respectively. The adjustment had no impact on EBITDA, Adjusted EBITDA and the statement of cash flows for the years ended December 31, 2011 and December 31, 2010.

In connection with the integration of the acquired Pactiv operations into the Reynolds Consumer Products and Pactiv Foodservice segments, the Group has completed a number of internal reorganizations which now enable these segments to report inventory transfers as inter-segment revenue and cost of sales. As a result, the Group revised its policy for recording inventory transfers from the Pactiv Foodservice segment to the Reynolds Consumer Products segment to present the transfers as inter-segment revenue effective in the first quarter of 2012. Prior to this, inter-segment inventory transfers had been recorded within the combined businesses' shared balance sheet and not as inter-segment revenue. To conform to the current period presentation, information with respect to business segment reporting as presented for the years ended December 31, 2011 and December 31, 2010 has been revised for the Pactiv Foodservice segment. As a result of this revision, inter-segment revenue of the Pactiv Foodservice segment increased by $503 million and $64 million for the years ended December 31, 2011 and December 31, 2010, respectively, with corresponding increases in the corporate inter-segment revenue elimination. The revision had no impact on segment gross profit, profit from operating activities, EBITDA, Adjusted EBITDA, net loss and the statement of cash flows for the years ended December 31, 2011 and December 31, 2010.

During the year ended December 31, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. Since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the year ended December 31, 2012. There was no impact on Adjusted EBITDA and the statement of cash flows. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of December 31, 2012. The adjustments did not have a material impact on any current or previously reported financial statements.

During the year ended December 31, 2012, the Group made adjustments to correct certain deferred tax balances for errors identified during the year. The first adjustment was to increase income tax benefit and net profit by $3 million for an error in the recognition of unrecognized deferred tax assets for certain Luxembourg entities and was recorded in the second quarter of 2012. The second adjustment was to increase income tax benefit and net profit by $11 million for errors in tax basis depreciation and application of appropriate tax rates and was recorded in the fourth quarter of 2012. These adjustments had no impact on EBITDA, Adjusted EBITDA or the statement of cash flows for the year ended December 31, 2012. The adjustments did not have a material impact on any current or previously reported interim or annual financial statements.

The Group records embedded derivatives at fair value each quarter with fair value adjustments recorded to financial income or expenses. During the year ended December 31, 2012, the Group identified errors in the first quarter, second quarter and third quarter valuations of embedded derivatives that were corrected in the fourth quarter of 2012. The errors and correction resulted in the (understatement) overstatement of first quarter, second quarter, third quarter and fourth quarter net financial expenses in 2012 by $3 million, $11 million, ($27) million and $13 million, respectively. The adjustments had no impact on full year 2012 net financial expenses. These adjustments also had no impact on EBITDA, Adjusted EBITDA or the statement of cash flows for any quarter in 2012 and did not have a material impact on any previously reported interim financial statements in 2012.

On May 4, 2010, indirect subsidiaries of the Company acquired the business operations of Evergreen. On September 1, 2010, indirect subsidiaries of the Company acquired the business operations of the Reynolds foodservice packaging business. Prior to these transactions, these businesses were under the common ownership of the ultimate sole shareholder, Mr. Graeme Hart. This type of transaction is defined as a business combination under common control, which falls outside of the scope of IFRS 3 (revised) “Business Combinations.” In accordance with the Group’s accounting policy for business combinations under common control, as described in note 3.1(c), the Group has compiled the comparative financial information as though the entities had always been combined from the common control date forward.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements by all Group entities.

3.1    Basis of consolidation

(a)    Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control exists when the parent of the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date control (or effective control) commences until the date that control ceases.

The Group has adopted IFRS 3 (revised) “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” (2008) for each acquisition or business combination occurring on or after January 1, 2010. All business combinations occurring on or after January 1, 2010 have been accounted for using the acquisition method, while those prior to this date have been accounted for using the purchase method.

The cost of an acquisition under the acquisition method of accounting is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

During the measurement period, an acquirer can report provisional information for a business combination if by the end of the reporting period in which the combination occurs the accounting is incomplete. The measurement period, however, ends at the earlier of when the acquirer has received all of the necessary information to determine the fair values or one year from the date of the acquisition.

The cost of an acquisition under the purchase method of accounting is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interests. Final values for a business combination are determined within twelve months of the date of the acquisition.

Refer to note 26 for disclosure of acquisitions in the current and comparative years.

(b)    Joint ventures and associates

Joint ventures are those operations, entities or assets in which the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic, financial and operating decisions. Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in jointly controlled entities (joint ventures) and associates are accounted for using the equity method of accounting (equity accounted investees) and are initially recognized at cost. Investments in associates include goodwill identified on acquisition, net of accumulated impairment losses, if any.

(c)    Transactions between entities under common control

Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.

Acquisitions of businesses under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•
premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the share capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve;

•	the financial statements incorporate the acquired entities' results as if the acquirer and the acquiree had always been combined from the date of common ownership; and

•
the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e. from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(d)    Transactions eliminated on consolidation

Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with joint ventures and associates are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

(e)    Transactions with non-controlling interests

The Group accounts for transactions with non-controlling interests as transactions with the equity owner of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

3.2    Foreign currency

(a)    Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the euro.

(b)    Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated to the functional currency of the respective entities at the foreign currency exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency of the respective entities at the exchange rate at the date that the fair value was determined.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Foreign currency differences arising on translation are recognized in the statement of comprehensive income as a component of profit or loss, unless the underlying transaction is recognized directly in equity.

(c)    Foreign operations

The results of operations and financial position of those entities that have a functional currency different from the presentation currency of the Group are translated into the Group's presentation currency as follows:

(i)	assets and liabilities for each statement of financial position presented are translated at the closing exchange rate at the reporting date of the statement of financial position;

(ii)	income and expense items for each profit or loss item are translated at average exchange rates;

(iii)	items of other comprehensive income are translated at average exchange rates; and

(iv)	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized as part of the gain or loss on the sale in the statement of comprehensive income as a component of the profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated on this basis.

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,		As of December 31,
	2012	2011	2012	2011
1 €	1.29	1.39	1.32	1.32
10 MXN	0.76	0.80	0.77	0.71
1 CA$	1.00	1.01	1.01	0.98

3.3    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, receivables, available-for-sale financial assets, trade and other payables and interest bearing borrowings.

A non-derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of the instrument. Non-derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the financial assets expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset. Non-derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through the profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to offset exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Upon initial acquisition the Group classifies its financial instruments in one of the following categories, which is dependent on the purpose for which the financial instruments were acquired or assumed.

(a)    Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included in borrowings and are classified as current liabilities on the statement of financial position except if repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, bank overdrafts are included as a component of cash and cash equivalents.

(b)    Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for instruments with maturities greater than twelve months from the reporting date, which are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables (including related party receivables) which are stated at their cost less provisions for doubtful debts.

Certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million. The terms of this agreement do not result in the derecognition of the trade receivables by the Group.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. Given the short-term nature of trade receivables the carrying amount is a reasonable approximation of fair value.

(c)    Other liabilities

Other liabilities are comprised of all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group's other liabilities comprise trade and other payables and interest bearing borrowings, including those with related parties. The Group's other liabilities are measured as follows:

(i)	Trade and other payables
Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are stated at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are stated at amortized cost using the effective interest method.

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

3.4    Derivative financial instruments

A derivative financial instrument is recognized if the Group becomes a party to the contractual provisions of an instrument at the trade date.

All derivatives are recognized at fair value based on a valuation model which includes consideration of credit risk, where applicable, and discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date. Transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of the profit or loss unless the derivative financial instrument qualifies for hedge accounting, and the Group elects to apply hedge accounting.

Derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to offset exists.

Derivative financial assets are derecognized if the Group's contractual rights to the cash flows from the instrument expire or if the Group transfers the financial asset to another party without retaining control or substantially all the risks and rewards of the asset.

Derivative financial liabilities are derecognized if the Group's obligations specified in the contract expire or are discharged or cancelled.

Embedded derivatives are separated from the host contract and accounted for separately if the following conditions are met:

(i)	the economic characteristics and risks of the host contract and the embedded derivative are not closely related;

(ii)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(iii)	the combined instrument is not measured at fair value through profit or loss.

At the time of initial recognition of the embedded derivative an equal adjustment is also recognized against the host contract. The adjustment against the host contract is amortized over the remaining life of the host contract using the effective interest method.

Any embedded derivatives that are separated are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of profit or loss.

3.5    Inventories

(a)    Raw materials, work in progress and finished goods

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The fair value of inventory acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale.

(b)    Engineering and maintenance materials

Engineering and maintenance materials (representing either critical or long order components) are measured at the lower of cost and net realizable value. The cost of these inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. Net realizable value is determined with reference to the cost of replacement of such items in the ordinary course of business compared to the current market prices.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

3.6    Property, plant and equipment

(a)    Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses (if any).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of property, plant and equipment acquired in a business combination is determined by reference to its fair value at the date of acquisition (refer to note 3.1(a)). The cost of self-constructed assets includes the cost of materials and direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use. Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

The fair values of items of property, plant and equipment recognized as a result of a business combination are based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of property, plant and equipment is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)    Investment property

When the use of a property changes from owner-occupied to investment property, the property is reclassified to investment property at its carrying value at the date of transfer.

(d)    Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of an item of property, plant and equipment are capitalized until such time as the assets are substantially ready for their intended use. The interest rate used for capitalization equates to the effective interest rate on debt where general borrowings are used or the relevant interest rate where specific borrowings are used to finance the construction.

(e)    Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(f)    Depreciation

Depreciation is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset. Land is not depreciated.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings 20 to 50 years

•	Plant and equipment 3 to 25 years

•	Furniture and fixtures 3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds (if any) at the time of disposal with the net carrying amount of the asset.

3.7    Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a)    The Group as lessor - finance and operating leases

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases.

Payments received under finance leases are apportioned between financial income and the reduction of the outstanding receivable balance. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Lease income from operating leases is recognized on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and amortized on a straight-line basis over the lease term.

(b)    The Group as lessee - finance and operating leases

Upon initial recognition the finance leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included in loans and borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.3(c)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under finance leases are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which are recognized in the statement of comprehensive income as a component of profit or loss are allocated to each period during the lease term so as to reflect a constant rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for in the periods in which the payments are incurred.

Payments made under operating leases are recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the terms of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the year in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.

In the event that lease incentives are received to enter into an operating lease, such incentives are deferred and recognized as a liability. The aggregated benefits of the lease incentives are amortized as a reduction to the lease expenses on a straight-line basis, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.8    Intangible assets

(a)    Goodwill

Goodwill arises on the acquisition of subsidiaries, associates, joint ventures and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest (if any) in the acquiree over the fair value of the identifiable net assets recognized. Goodwill is allocated to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

Goodwill is measured at cost less accumulated impairment losses (if any) and is tested at least annually for impairment. Goodwill is not amortized and is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

With respect to joint ventures and investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses (if any) with the exception of the SIG Combibloc, Reynolds, Hefty, Pactiv Foodservice, Blue Ridge, Evergreen and Graham Packaging trade names which are recognized at cost less accumulated impairment losses (if any). These trademarks are considered indefinite life intangible assets as they represent the value accumulated in the brand, which is expected to continue indefinitely into the future.

The fair values of trademarks and patents acquired in a business combination are based on the discounted estimated royalty payments that have been avoided as a result of owning the trademark or patent. The fair values of other identifiable intangible assets are based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(c)    Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.  These relationships are recognized at cost and amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

impairment losses (if any). Other development expenditure that does not qualify for capitalization is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at cost less impairment losses (if any).

(f)    Subsequent expenditures

Subsequent expenditure with respect to intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(g)    Amortization

Amortization is recognized in the statement of comprehensive income as a component of the profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

The estimated useful lives for the material classes of amortizable intangible assets are as follows:

•	Trademarks 5 to 15 years

•	Customer relationships 6 to 25 years

•	Software/technology 3 to 15 years

•	Patents 5 to 14 years

•	Rights to supply up to a maximum of 6 years

3.9    Impairment

The carrying amounts of the Group's assets are reviewed regularly and at least annually to determine whether there is any objective evidence of impairment. An impairment loss is recognized whenever the carrying amount of an asset, cash generating unit ("CGU") or group of CGUs exceeds its recoverable amount. Impairment losses directly reduce the carrying amount of assets and are recognized in the statement of comprehensive income as a component of the profit or loss.

(a)    Impairment of loans and receivables

The recoverable amount of the Group's loans and receivables carried at amortized cost is calculated with reference to the present value of the estimated future cash flows, discounted at the original effective interest rate computed at the date of initial recognition of these financial assets. Receivables with a short duration are not discounted.

Impairment losses on individual instruments that are considered significant are determined on an individual basis through an evaluation of the specific instruments' exposures. For trade receivables which are not significant on an individual basis, impairment is assessed on a portfolio basis taking into consideration the number of days overdue and the historical loss experiences on a portfolio with a similar number of days overdue.
The criteria that the Group uses to determine whether there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency with respect to interest or principal repayment; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio.

(b)    Non-financial assets

The carrying amounts of the Group's non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset or CGU's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of the profit or loss. Impairment losses recognized with respect to a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell for goodwill and certain trademarks, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple. The fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value of the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Other indefinite life intangible assets consist primarily of permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the appropriate CGU level.

With respect to assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's revised carrying amount will not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized.

3.10    Assets and liabilities classified as held for sale

Assets (or disposal groups comprised of assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

3.11    Employee benefits

(a)    Pension obligations

The Group operates various defined contribution and defined benefit plans.

(i)    Defined contribution plans
A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee's service in the current and prior years. The Group's contributions are recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(ii)    Defined benefit plans
A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.
The Group's net obligation with respect to defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior years. These benefits are then discounted to determine the present value of the Group's obligations and are then adjusted for the impact of any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The Group's net obligation is then determined with reference to the fair value of the plan assets (if any). The calculations are performed by qualified actuaries using the projected unit credit method.
Past service costs are recognized in the statement of comprehensive income as a component of the profit or loss in the current year, unless the changes to the plans are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.
Actuarial gains and losses are recognized in the statement of comprehensive income as a component of profit or loss when the cumulative unrecognized actuarial gains and losses exceed 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets. These gains or losses are amortized on a straight-line basis over the expected remaining service lives of employees participating in the plan.

The Group also participates in various multi-employer pension plans. To the extent that sufficient information is not available to use defined benefit plan accounting, the Group accounts for the multi-employer plan as if it were a defined contribution plan.

Refer to note 3.20(b) for details on an amendment to existing IFRS guidance with respect to the accounting for defined benefit post-employment plans.

(b)    Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of the profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

(c)    Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value and

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

any unrecognized past service costs. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Past service costs are recognized in the statement of comprehensive income as a component of the profit or loss in the current year unless changes to a plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case the past service costs are amortized on a straight-line basis over the vesting period.

(d)    Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary redundancies are recognized if the Group has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted and the number of acceptances can be estimated reliably.

3.12    Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefit will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized in financial expenses in the statement of comprehensive income as a component of profit or loss.

(a)    Legal

The Group is subject to litigation in the ordinary course of operations. Provisions for legal claims are recognized when estimated costs associated with settling current legal proceedings are considered probable. Provisions may include estimated legal and other fees associated with settling these claims.

(b)    Warranty

A provision for warranty is recognized for all products under warranty as of the reporting date based on sales volumes and past experience of the level of problems reported and product returns.

(c)    Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. No provision is made for future operating costs.

(d)    Asset retirement obligations

A provision for decommissioning costs is recognized when the Group has an obligation to fulfill certain requirements upon the disposal of particular assets.

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2012, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2012, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

3.14    Dividends

Dividends to the Group's shareholder are recognized as a liability in the Group's financial statements in the year in which the dividends are declared.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

3.15    Equity

(a)    Share capital

Common stock and ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

(b)    Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group's presentation currency.

(c)    Other reserves

The other reserves comprise balances resulting from transactions with entities under common control.

In accordance with the Group's accounting policy for transactions under common control (refer to note 3.1(c)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the share capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010.

3.16    Revenue

Revenue consists primarily of the sale of goods and is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue is recognized when the significant risks and rewards of ownership have been substantially transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.

Transfers of risks and rewards of ownership vary depending on the individual terms of the contract of sale and occur either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

3.17    Financial income and expenses

Financial income is comprised of interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses are comprised of interest expense, foreign currency losses, losses on early extinguishment of debt, impairment losses recognized on financial assets (except for trade receivables), borrowing costs not qualifying for capitalization and losses on derivative instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss.

3.18    Income tax

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of the profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous years.

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized. Deferred income tax assets and liabilities in the same jurisdiction are offset in the statement of financial position only to the extent that there is a legally enforceable right to offset current tax assets and current tax liabilities and the deferred balances relate to taxes levied by the same taxing authority and are expected either to be settled on a net basis or realized simultaneously.

3.19    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

3.20    New and revised standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2012

During 2012, certain interpretations and standards which had not previously been early adopted were mandatory for the Group. This included improvements to various IFRSs 2010 - various standards (effective for financial reporting periods beginning on or after July 1, 2010 and January 1, 2011). The adoption of the revisions to existing standards did not have a material impact on the financial statements of the Group for the year ended December 31, 2012.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2012, and have not been applied in preparing these financial statements:

IFRS 9 “Financial Instruments” is the replacement of IAS 39 “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for classifying and measuring financial assets that must be applied starting January 1, 2015, with early adoption permitted. The Group is currently evaluating the impact of this standard on its financial statements.

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards is effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted. The Group has concluded that these standards have no impact on its financial statements.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. Under the requirements of the amended standard, the IASB now requires the immediate recognition of all actuarial gains and losses as a component of other comprehensive income, effectively removing the ability to defer and leave unrecognized those amounts that were previously permitted under the corridor method. In connection with this amendment, the IASB has also provided additional guidance on the level of aggregated disclosure permitted when plans with differing criteria are presented on a consolidated basis, while also revising the basis under which finance costs are to be determined in connection with defined benefit plans. In addition to these changes, the new standard has also introduced further measures to distinguish between short and long-term employee benefits and additional guidance in terms of the recognition of termination benefits.

Revised IAS 19 will be effective January 1, 2013. At that time, the Group will be required to cease using the corridor method of accounting for defined benefit pension plans and certain other post-employment benefit plans. With the assistance of external actuaries, the Group is in the process of quantifying the impact of this required change in accounting policy. The removal of the corridor method will require the recognition of $721 million and $484 million of additional liabilities for the Group's pension plans on the statement of financial position as of December 31, 2012 and December 31, 2011, respectively, and $15 million and $7 million of additional liabilities for the Group's post-employment benefit plans, respectively. Under the new accounting requirements, the earnings on plan assets are capped at long-term bond rates used in determining the discount rate. This is expected to reduce the Group's reported profit after tax. The Group is currently evaluating the full impact of this standard on its statement of comprehensive income.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles.

The requirements of the amended IAS 1 must be applied to the financial year beginning on or after January 1, 2013, with early adoption permitted. The Group is currently evaluating the effects of this amendment on its financial statements.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities" and IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements.

The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013 and of amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014. Both require retrospective application for the comparative period. The Group is currently evaluating the effects of these amendments on its financial statements.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty with respect to estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell and value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 15.

(b)    Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group's intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2    Income taxes

The Group is subject to income taxes in multiple jurisdictions which require significant judgment to be exercised in determining the Group's provision for income taxes. There are a number of transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Current tax liabilities and assets are recognized at the amount expected to be paid to or recovered from the taxation authorities. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.3    Realization of deferred tax assets

Deferred tax assets have been recognized based on management's best estimate of the recoverability of these assets. The Group assesses the recoverability of deferred tax assets using current estimates of future taxable income. To the extent that actual taxable income differs from management's estimate of future taxable income, the value of recognized deferred tax assets may be affected. Deferred tax assets have been recognized to offset deferred tax liabilities to the extent that the deferred tax assets and liabilities are expected to be realized in the same jurisdiction and reporting period.

4.4    Finalization of provisional acquisition accounting

Following a business combination, the Group has a period of not more than twelve months from the date of acquisition to finalize the acquisition date fair values of assets acquired and liabilities assumed, including the valuations of identifiable intangible assets and property, plant and equipment. The determination of fair value of acquired identifiable intangible assets and property, plant and equipment involves a variety of assumptions, including estimates associated with useful lives. In accordance with the accounting policy described in note 3.1(a), any adjustments on finalization of the preliminary purchase accounting are recognized retrospectively to the date of acquisition. Refer to note 26 for details of the finalization of the purchase accounting related to the acquisition of Graham Packaging.

4.5    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding long-term rates of return on pension fund assets, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, plus net pension expense or income that may be recognized in future years.

4.6    Promotional and trade allowances

In arriving at net sales, the Group estimates the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts for consumer programs. In addition, in certain of its businesses, the Group pays slotting fees and participates in customer pricing programs that provide price discounts to the ultimate end-users of its products in the form of redeemable coupons. Estimates for each of these programs are based on historical and current market trends which are affected by the business seasonality and competitiveness of promotional programs being offered. Estimates are reviewed quarterly for possible revisions.

5.    Segment reporting

IFRS 8 “Operating Segments” requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Operating Decision Maker (“CODM”) in order to allocate resources to the segment and to assess its performance.

The Group’s CODM are the officers and Directors of Reynolds Group Holdings Limited. Information reported to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is focused on six business segments that exist within the Group. The Group’s operating and reportable business segments under IFRS 8 are as follows:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags, and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•
Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging was acquired on September 8, 2011 (refer to note 26).

The CODM does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit and expense.

The performance of the operating segments is assessed by the CODM based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany transactions, which affect balances as a result of trade and borrowings between the segments.

Inter-segment pricing is determined with reference to prevailing market prices on an arm’s-length basis, with the exception of Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales to Pactiv Foodservice, which are sold at cost.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Business segment reporting

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated *	Total
Total external revenue	2,076	1,601	1,224	2,508	3,376	3,045	—	13,830
Total inter-segment revenue	—	84	13	111	475	—	(683)	—
Total segment revenue	2,076	1,685	1,237	2,619	3,851	3,045	(683)	13,830
Gross profit	525	269	232	714	599	281	—	2,620
Expenses and other income	(268)	(93)	(129)	(237)	(280)	(263)	(8)	(1,278)
Share of profit of associates and joint ventures	26	1	—	—	—	—	—	27
Earnings before interest and tax (“EBIT”)	283	177	103	477	319	18	(8)	1,369
Financial income								179
Financial expenses								(1,690)
Loss before income tax								(142)
Income tax benefit								67
Loss after income tax								(75)

Earnings before interest and tax (“EBIT”)	283	177	103	477	319	18	(8)	1,369
Depreciation and amortization	215	57	75	126	283	377	1	1,134
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	498	234	178	603	602	395	(7)	2,503

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated *	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	498	234	178	603	602	395	(7)	2,503
Included in EBITDA:
Asset impairment charges	—	—	3	1	13	16	—	33
Business acquisition and integration costs	—	—	—	2	24	31	4	61
Business interruption costs	—	—	1	—	—	—	—	1
Equity method profit not distributed in cash	(19)	(1)	—	—	—	—	—	(20)
Fixed asset write-down	10	—	—	—	—	—	—	10
Gain on sale of business	—	—	—	—	(67)	—	—	(67)
Hurricane Sandy plant damage	—	—	—	—	16	—	—	16
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	3	—	—	3
Non-cash changes in inventory and provisions	(8)	—	—	3	6	—	—	1
Non-cash pension income	—	—	—	—	—	—	(49)	(49)
Operational process engineering-related consultancy costs	1	—	—	2	14	—	—	17
Related party management fee	—	—	—	—	—	—	—	—
Restructuring costs, net of reversals	20	2	5	—	4	27	(1)	57
SEC registration costs	—	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	7	(2)	(1)	(10)	(1)	—	—	(7)
VAT and customs duties on historical imports	(2)	—	—	—	—	—	—	(2)
Other	—	—	1	—	(5)	2	1	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	507	233	187	601	609	471	(44)	2,564
Segment assets (excluding intercompany balances)	3,146	1,145	1,679	4,268	5,335	5,556	973	22,102
Included in segment assets are:
Additions to property, plant and equipment	161	40	57	36	150	186	5	635
Additions to intangible assets	12	5	8	—	—	1	—	26
Investments in associates and joint ventures	125	15	—	—	—	1	—	141
Segment liabilities (excluding intercompany balances)	713	396	346	1,000	1,283	969	17,967	22,674

*
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *†	Graham Packaging **	Corporate / unallocated ***†	Total
Total external revenue	2,036	1,587	1,317	2,503	3,409	967	—	11,819
Total inter-segment revenue	—	46	12	56	542	—	(656)	—
Total segment revenue	2,036	1,633	1,329	2,559	3,951	967	(656)	11,819
Gross profit	439	254	207	611	524	62	(3)	2,094
Expenses and other income	(234)	(99)	(97)	(258)	(402)	(86)	(8)	(1,184)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17
Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Financial income								6
Financial expenses								(1,409)
Loss before income tax								(476)
Income tax expense								56
Loss after income tax								(420)

Earnings before interest and tax (“EBIT”)	220	157	110	353	122	(24)	(11)	927
Depreciation and amortization	260	60	81	150	292	129	—	972
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

†	Inter-segment revenue has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated ***	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	480	217	191	503	414	105	(11)	1,899
Included in EBITDA:
Asset impairment charges	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs	2	—	1	(1)	—	—	—	2
Change in control payments	—	—	—	—	—	12	—	12
Equity method profit not distributed in cash	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of business	—	—	(5)	—	—	—	—	(5)
Impact of purchase accounting on inventories	—	—	—	—	6	27	—	33
Non-cash changes in inventory and provisions	—	—	—	1	2	—	—	3
Non-cash pension expense (income)	—	—	—	3	4	—	(49)	(42)
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs, net of reversals	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and customs duties on historical imports	1	—	—	—	—	—	—	1
Other	—	—	—	—	(1)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	483	217	195	556	549	156	(30)	2,126
Segment assets	3,066	1,196	1,643	5,134	5,883	5,755	(1,042)	21,635
Included in segment assets are:
Additions to property, plant and equipment	185	62	63	33	105	63	—	511
Additions to intangible assets	8	—	3	1	—	5	1	18
Additions to investment properties	4	—	—	—	—	—	—	4
Investments in associates and joint ventures	104	14	—	—	—	1	—	119
Segment liabilities	656	411	325	394	669	1,056	18,581	22,092

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

***
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2010
(In $ million)	SIG	Evergreen	Closures *	Reynolds Consumer Products **	Pactiv Foodservice ***†	Corporate / unallocated ****†	Total
Total external revenue	1,846	1,607	1,167	1,334	847	—	6,801
Total inter-segment revenue	—	3	7	44	141	(195)	—
Total segment revenue	1,846	1,610	1,174	1,378	988	(195)	6,801
Gross profit	464	236	185	327	65	—	1,277
Expenses and other income	(213)	(94)	(89)	(113)	(106)	(9)	(624)
Share of profit of associates and joint ventures	16	2	—	—	—	—	18
Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Financial income							41
Financial expenses							(750)
Loss before income tax							(38)
Income tax expense							(72)
Loss after income tax							(110)

Earnings before interest and tax (“EBIT”)	267	144	96	214	(41)	(9)	671
Depreciation and amortization	243	62	79	62	58	—	504
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

†	Inter-segment revenue has been revised to conform to the presentation of the year ended December 31, 2012. Refer to note 2.6.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

	For the year ended December 31, 2010
(In $ million)	SIG	Evergreen	Closures *	Reynolds Consumer Products **	Pactiv Foodservice ***	Corporate / unallocated ****	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	510	206	175	276	17	(9)	1,175
Included in EBITDA:
Adjustment related to settlement of a lease obligation	—	—	—	(2)	—	—	(2)
Asset impairment charges (reversals)	(1)	—	—	—	29	—	28
Black Liquor Credit	—	(10)	—	—	—	—	(10)
Business acquisition costs	—	1	1	—	—	10	12
Business interruption costs	—	—	2	—	—	—	2
CSI Americas gain on acquisition	—	—	(10)	—	—	—	(10)
Equity method profit not distributed in cash	(11)	(3)	—	—	—	—	(14)
Gain on sale of businesses and investment properties	(6)	(2)	—	—	(8)	—	(16)
Impact of purchase accounting on inventories	—	—	—	25	38	—	63
Operational process engineering-related consultancy costs	—	2	—	6	—	—	8
Pension income	—	—	—	—	—	(5)	(5)
Related party management fees	—	1	—	—	—	—	1
Restructuring costs, net of reversals	11	—	3	(4)	(1)	—	9
Termination of supply agreement	—	—	—	—	7	—	7
Unrealized (gain) loss on derivatives	—	1	(1)	(2)	(1)	—	(3)
VAT and customs duties on historical imports	10	—	—	—	—	—	10
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	513	196	170	299	81	(4)	1,255

*	Includes the results of operations of CSI Americas for the period from February 1, 2010 to December 31, 2010.

**
Represents the results of operations of the Reynolds consumer products business for the full year ended December 31, 2010 and the results of operations of the Hefty consumer products business for the period from November 16, 2010 to December 31, 2010.

***
Represents the results of operations of the Reynolds foodservice packaging business for the full year ended December 31, 2010 and the results of operations of the Pactiv foodservice packaging business for the period from November 16, 2010 to December 31, 2010.

****
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Information about geographic area

The Group's revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographic origin are detailed below. In presenting information on a geographic basis, revenue and assets have been reported based on the location of the business operations:

(In $ million)	United States	Remaining North American Region	Europe	Asia	South America	Other	Total
Total external revenue
For the year ended December 31, 2012	9,571	808	1,824	1,040	469	118	13,830
For the year ended December 31, 2011	8,019	628	1,742	942	375	113	11,819
For the year ended December 31, 2010	3,855	299	1,498	760	292	97	6,801
Non-current assets
As of December 31, 2012	13,344	498	1,735	926	331	59	16,893
As of December 31, 2011	13,769	498	1,796	923	268	58	17,312

There was no revenue from external customers in Luxembourg, where the Company is domiciled, for the year ended December 31, 2012 (2011: none; 2010: none). There were no non-current assets in Luxembourg as of December 31, 2012 (2011: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the year ended December 31,
(In $ million)	2012	2011(1)	2010(1)
Foodservice packaging	3,851	3,951	988
Food and beverage plastic containers	2,081	646	—
Aseptic carton packaging	2,076	2,036	1,846
Caps and closures	1,237	1,329	1,174
Waste and storage products	1,027	992	509
Cooking products	853	822	768
Carton packaging	815	795	774
Tablewares	739	745	101
Household product containers	481	175	—
Liquid packaging board	449	451	424
Paper products	421	387	412
Automotive lubricant containers	316	95	—
Personal care containers	167	51	—
Inter-segment eliminations	(683)	(656)	(195)
Total revenue	13,830	11,819	6,801

(1)	Certain reclassifications have been made between carton packaging and liquid packaging board to conform to the presentation of the year ended December 31, 2012.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

6.    Other income

	For the year ended December 31,
(In $ million)	2012	2011	2010
Adjustment related to settlement of a lease obligation	—	—	2
CSI Americas gain on acquisition	—	—	10
Gain on sale of businesses	67	5	—
Gain on sale of investment properties	—	—	16
Gain on sale of non-current assets	—	—	5
Income from facility management	2	12	11
Income from miscellaneous services	8	6	8
Insurance claims	—	6	—
Landfill tipping fees received	—	5	—
Non-cash change in provisions	8	—	—
Rental income from investment properties	2	6	6
Royalty income	3	4	2
Net unrealized gains on derivatives	7	—	4
Other	17	13	11
Total other income	114	57	75

7.    Other expenses

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Asset impairment charges		(33)	(12)	(29)
Business acquisition and integration costs		(60)	(81)	(13)
Business interruption costs		(1)	(2)	(2)
Hurricane Sandy plant damage		(16)	—	—
Manufacturing plant fire, net of insurance recoveries		(1)	—	—
Net foreign currency exchange loss		(8)	(7)	(3)
Operational process engineering-related consultancy costs		(17)	(42)	(7)
Related party management fees	23	—	—	(1)
Restructuring costs, net of reversals		(56)	(88)	(9)
SEC registration costs		(8)	(6)	—
Net unrealized losses on derivatives		—	(26)	—
VAT and customs duties on historical imports		2	(1)	(11)
Other		—	(3)	(5)
Total other expenses		(198)	(268)	(80)

8.    Auditors' remunerations

	For the year ended December 31,
(In $ million)	2012	2011	2010
Auditors' remunerations to PricewaterhouseCoopers, comprised of:
Audit fees(a)	(12)	(12)	(11)
Other audit related fees(b)	(4)	(7)	(5)
Tax fees(c)	(1)	(1)	(1)

(a)	Audit fees include fees for the audit and review of the Group's annual and interim financial statements and the audit of annual financial statements for subsidiary entities.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

(b)
Audit-related fees include fees for audit or review services of financial information other than annual or interim financial statements and other services provided as part of registration statements and debt offering transactions, including the provision of comfort letters.

(c)	Tax fees include fees for advice on transfer pricing and other local compliance services.

9.    Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $2,329 million for the year ended December 31, 2012 (2011: $1,965 million; 2010: $1,229 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits and other long-term employee benefits. For additional details related to the post-employment benefit plans, refer to note 19.

10.    Financial income and expenses

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Interest income		5	6	5
Interest income on related party loans		—	—	3
Net gain in fair value of derivatives		134	—	33
Net foreign currency exchange gain		40	—	—
Financial income		179	6	41
Interest expense:
Securitization Facility		(2)	—	—
September 2012 Credit Agreement		(32)	—	—
August 2011 Credit Agreement		(225)	(168)	—
2009 Credit Agreement		—	(29)	(135)
September 2012 Senior Secured Notes		(48)	—	—
February 2012 Senior Notes		(60)	—	—
August 2011 Notes		(265)	(85)	—
February 2011 Notes		(153)	(139)	—
October 2010 Notes		(253)	(243)	(50)
May 2010 Senior Notes		(88)	(88)	(56)
2009 Senior Secured Notes		(110)	(147)	(134)
Related Party Notes	23	(101)	(109)	(104)
Pactiv 2012 Notes		(3)	(15)	(2)
Pactiv 2017 Notes		(24)	(24)	(3)
Pactiv 2018 Notes		(1)	(1)	—
Pactiv 2025 Notes		(22)	(22)	(3)
Pactiv 2027 Notes		(17)	(17)	(2)
Graham Packaging 2014 Notes		(7)	(12)	—
Graham Packaging 2017 Notes		—	(3)	—
Graham Packaging 2018 Notes		—	(3)	—
CHH Facility		—	—	(8)
Related party borrowings	23	(1)	(1)	—
Amortization of:
Debt issuance costs:
August 2011 Credit Agreement		(6)	(4)	—
2009 Credit Agreement		—	—	(10)
September 2012 Senior Secured Notes		(1)	—	—
February 2012 Senior Notes		(2)	—	—
August 2011 Notes		(7)	(2)	—
February 2011 Notes		(3)	(2)	—
October 2010 Notes		(8)	(10)	(2)
May 2010 Notes		(4)	(3)	(2)
2009 Senior Secured Notes		(11)	(8)	(9)
Related Party Notes		(4)	(4)	(4)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

		For the year ended December 31,
(In $ million)	Note	2012	2011	2010
Fair value adjustment of acquired notes		2	14	1
Original issue discounts		(8)	(4)	(6)
Embedded derivatives		9	11	3
Debt commitment letter fees(a)(b)		—	(68)	(98)
Credit agreement amendment fees		—	(11)	(12)
Net loss in fair value of derivatives		—	(9)	—
Net foreign currency exchange loss		—	(55)	(101)
Loss on extinguishment of debt(c)		(213)	(129)	—
Other		(22)	(19)	(13)
Financial expenses		(1,690)	(1,409)	(750)
Net financial expenses		(1,511)	(1,403)	(709)

(a)
A debt commitment letter to fund the Graham Packaging Acquisition (refer to note 26) resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the August 2011 Credit Agreement were used to finance the Graham Packaging Acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed the full amount of the fees during the year ended December 31, 2011.

(b)
A debt commitment letter to fund the Pactiv Acquisition (refer to note 26) was initially for an amount up to $5 billion and was subject to certain conditions and adjustments, and resulted in the Group incurring $98 million of fees. The proceeds from the issuance of the October 2010 Notes and the additional borrowings under the 2009 Credit Agreement were used to finance the Pactiv Acquisition. As the commitments under the debt commitment letter were not utilized, the Group expensed $98 million of fees during the year ended December 31, 2010.

(c)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transaction costs.

Refer to note 18 for information on the Group's borrowings.

11.    Income tax

	For the year ended December 31,
(In $ million)	2012	2011	2010
Current tax benefit (expense)
Current year	(136)	(149)	(117)
Tax benefit of alternative fuel mixture credits	12	—	—
Adjustments for prior years	11	—	—
	(113)	(149)	(117)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	84	186	39
Tax rate modifications	11	8	—
Recognition of previously unrecognized tax losses and temporary differences	8	18	6
Tax benefit of alternative fuel mixture credits	80	—	—
Adjustments for prior years	(3)	(7)	—
	180	205	45
Income tax benefit (expense)	67	56	(72)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

11.1    Reconciliation of effective tax rate

	For the year ended December 31,
(In $ million)	2012	2011	2010
Reconciliation of effective tax rate
Profit (loss) before income tax	(142)	(476)	(38)
Income tax using the New Zealand tax rate of 28% (2011: 28%; 2010: 30%)	40	133	11
Effect of tax rates in foreign jurisdictions	45	47	(8)
Effect of tax rates in state and local tax jurisdictions	1	(1)	(5)
Non-deductible expenses and permanent differences	(41)	(95)	(32)
Tax exempt income and income at a reduced tax rate	15	9	10
Withholding tax	(12)	(16)	(10)
Tax benefit of alternative fuel mixture credits	92	—	—
Tax rate modifications	11	8	—
Recognition of previously unrecognized tax losses and temporary differences	8	18	6
Unrecognized tax losses and temporary differences	(78)	(48)	(61)
Tax uncertainties	2	8	—
Controlled foreign corporation tax	—	2	(11)
Cellulosic biofuel credits	—	—	29
Credits	4	4	2
Tax on unremitted earnings	(24)	(12)	—
Other	(2)	2	(3)
Over (under) provided in prior years	6	(3)	—
Total current year income tax (expense) benefit	67	56	(72)

11.2    Current and deferred tax assets and liabilities

Current tax assets of $46 million as of December 31, 2012 (2011: $39 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $140 million as of December 31, 2012 (2011: $161 million) represent the amount of income taxes payable with respect to current and prior years.

11.3    Unrecognized deferred tax assets

	As of December 31,
(In $ million)	2012	2011
Deductible (taxable) temporary differences	6	17
Tax losses	444	276
Total unrecognized deferred tax assets	450	293

The tax losses of the Group expire over different time intervals depending on local jurisdiction requirements. Certain deductible temporary differences do not expire under current tax legislation in the jurisdiction where the differences arose. Deferred tax assets have not been recognized with respect to these items because it is not probable that future taxable profit will be available against which the Group can utilize the benefit.

11.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2012, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $12 million.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

11.5    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Inventories	Property, plant and equipment	Intangible assets	Employee benefits	Provisions	Tax loss carry-forwards	Interest	Tax credits	Unrealized foreign currency exchange	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2011	(3)	8	(523)	(1,235)	369	35	137	9	34	(1)	66	(1,104)
Recognized in the profit or loss	8	(5)	63	62	(10)	(14)	(71)	161	15	1	(5)	205
Acquired in business combinations	—	(2)	(170)	(891)	21	7	312	—	11	—	89	(623)
Other (including foreign exchange and disposals)	—	(1)	2	5	(8)	(7)	1	—	—	—	11	3
Balance as of December 31, 2011	5	—	(628)	(2,059)	372	21	379	170	60	—	161	(1,519)
Recognized in the profit or loss	(65)	14	44	140	(23)	21	65	81	16	—	(113)	180
Other (including foreign exchange and disposals)	(1)	—	(2)	(3)	(1)	2	1	—	—	—	(3)	(7)
Balance as of December 31, 2012	(61)	14	(586)	(1,922)	348	44	445	251	76	—	45	(1,346)

In prior periods, the deferred tax categories were presented gross with the federal benefit of state taxes in the “Other items” category. As of December 31, 2012, the deferred tax categories are presented net of federal benefit of state taxes.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

	As of December 31,
(In $ million)	2012	2011
Included in the statement of financial position as:
Deferred tax assets - non-current	40	29
Deferred tax liabilities - non-current	(1,386)	(1,548)
Total recognized net deferred tax liabilities	(1,346)	(1,519)

11.6    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2010	284	—	20	304
Additions and reversals	44	—	4	48
Recognition	(17)	(1)	—	(18)
Acquired in business combinations	65	—	(5)	60
Other (including foreign exchange and disposals)	(100)	(5)	4	(101)
Balance as of December 31, 2011	276	(6)	23	293
Additions and reversals	72	(2)	8	78
Recognition	(8)	—	—	(8)
Other (including foreign exchange and disposals)	104	(26)	9	87
Balance as of December 31, 2012	444	(34)	40	450

12.    Trade and other receivables

	As of December 31,
(In $ million)	2012	2011
Trade receivables	1,245	1,347
Provisions for doubtful debts	(29)	(25)
Total trade receivables, net of provisions for doubtful debts	1,216	1,322
Related party receivables (refer to note 23)	58	31
Other receivables	159	151
Total current trade and other receivables	1,433	1,504
Other receivables	47	55
Total non-current receivables	47	55

12.1    Aging of trade receivables, net of provisions for doubtful debts

	As of December 31,
(In $ million)	2012	2011
Current	1,085	1,214
Past due 0 to 30 days	108	81
Past due 31 days to 60 days	12	9
Past due 61 days to 90 days	6	5
Past due more than 91 days	5	13
Balance at the end of the year	1,216	1,322

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

13.    Inventories

	As of December 31,
(In $ million)	2012	2011
Raw materials and consumables	414	556
Work in progress	241	227
Finished goods	866	898
Engineering and maintenance materials	149	152
Provision against inventory	(58)	(69)
Total inventory	1,612	1,764

During the year ended December 31, 2012, the raw materials elements of inventory recognized as a component of cost of sales totaled $6,275 million (2011: $5,400 million; 2010: $3,053 million). There were no purchase accounting adjustments to inventory that were charged to cost of sales for the year ended December 31, 2012 (2011: $33 million; 2010: $64 million).

During the year ended December 31, 2012, write-downs of inventories to net realizable value were $10 million (2011: none; 2010: $3 million). Reversals of write-downs during 2012 were $1 million (2011: none; 2010: $2 million). The inventory write-downs and reversals are included in cost of sales.

The U.S. Internal Revenue Code provided a tax credit refundable to companies that use alternative fuel mixtures to produce energy to operate their businesses. The Group recognized during the year ended December 31, 2010 a reduction of $10 million in its cost of sales for this credit. The Group recognized no such credits in the years ended December 31, 2012 and 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

14.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2012
Cost	235	1,047	4,475	352	402	25	6,536
Accumulated depreciation	—	(268)	(1,655)	—	(208)	(4)	(2,135)
Accumulated impairment losses	—	(2)	(35)	(1)	—	—	(38)
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363
As of December 31, 2011
Cost	239	1,019	4,041	341	334	28	6,002
Accumulated depreciation	—	(178)	(1,112)	—	(156)	(4)	(1,450)
Accumulated impairment losses	(2)	—	(4)	—	—	—	(6)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546
Carrying amount as of January 1, 2012	237	841	2,925	341	178	24	4,546
Acquisitions through business combinations (refer to note 26)	—	1	5		—	—	6
Additions	—	1	26	599	9	—	635
Capitalization of borrowing costs	—	—	1	3	—	—	4
Disposals	—	—	(10)	(5)	(1)	—	(16)
Depreciation for the year	—	(102)	(613)	—	(57)	(2)	(774)
Impairment losses	(1)	(2)	(37)	(3)	—	—	(43)
Other transfers	(5)	36	475	(582)	67	(1)	(10)
Effect of movements in exchange rates	4	2	13	(2)	(2)	—	15
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363
Carrying amount as of January 1, 2011	218	690	1,977	201	154	26	3,266
Acquisitions through business combinations (refer to note 26)	44	232	1,164	86	—	—	1,526
Additions	—	6	38	416	51	—	511
Capitalization of borrowing costs	—	—	2	2	—	—	4
Disposals	(1)	(9)	(6)	—	(2)	—	(18)
Depreciation for the year	—	(94)	(501)	—	(54)	(1)	(650)
Impairment losses	(2)	(5)	(1)	—	—	—	(8)
Transfers to assets held for sale	(10)	(8)	(3)	—	—	—	(21)
Transfers to intangibles	—	—	—	(2)	—	—	(2)
Other transfers	(10)	39	303	(369)	33	—	(4)
Effect of movements in exchange rates	(2)	(10)	(48)	7	(4)	(1)	(58)
Carrying amount as of December 31, 2011	237	841	2,925	341	178	24	4,546

The depreciation charge of $774 million for the year ended December 31, 2012 (2011: $650 million; 2010: $317 million) is recognized in the statement of comprehensive income as a component of cost of sales (2012: $749 million; 2011: $625 million; 2010: $302 million), selling, marketing and distribution expenses (2012: $4 million; 2011: $4 million; 2010: $3 million) and general and administration expenses (2012: $21 million; 2011: $21 million; 2010: $12 million).

During the year ended December 31, 2012, the Group incurred an impairment loss of $43 million (2011: $9 million; 2010: $8 million) primarily related to fire and flood damages as well as idle equipment. There were no reversals of impairment charges during the year ended December 31, 2012 (2011: none; 2010: none). The recognition and reversal of impairment charges are included in other expenses in the statements of comprehensive income as a component of profit or loss.

Refer to note 18 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

15.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2012
Cost	6,324	2,067	3,793	885	212	13,281
Accumulated amortization	—	(36)	(679)	(205)	(83)	(1,003)
Accumulated impairment losses	—	—	—	—	(4)	(4)
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274
As of December 31, 2011
Cost	6,297	2,058	3,768	1,082	241	13,446
Accumulated amortization	—	(24)	(447)	(321)	(109)	(901)
Accumulated impairment losses	—	—	—	—	—	—
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545
Carrying amount as of January 1, 2012	6,297	2,034	3,321	761	132	12,545
Acquisitions through business combinations (refer to note 26)	1	—	16	3	2	22
Additions	—	—	—	14	12	26
Amortization for the year	—	(12)	(230)	(101)	(17)	(360)
Impairment losses	—	—	—	—	(4)	(4)
Other transfers	—	—	(5)	2	—	(3)
Effect of movements in exchange rates	26	9	12	1	—	48
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274
Carrying amount as of January 1, 2011	4,630	1,791	1,867	316	144	8,748
Acquisitions through business combinations (refer to note 26)	1,754	256	1,659	540	8	4,217
Additions	—	—	5	8	5	18
Amortization for the year	—	(6)	(153)	(106)	(56)	(321)
Transfers from property, plant and equipment	—	—	—	2	—	2
Other transfers	—	(6)	(24)	—	30	—
Other (refer to note 2.6)	(53)	—	—	—	—	(53)
Effect of movements in exchange rates	(34)	(1)	(33)	1	1	(66)
Carrying amount as of December 31, 2011	6,297	2,034	3,321	761	132	12,545

The amortization charge of $360 million for the year ended December 31, 2012 (2011: $321 million; 2010: $185 million) is recognized in the statement of comprehensive income as a component of cost of sales (2012: $109 million; 2011: $97 million; 2010: $83 million) and general and administration expenses (2012: $250 million; 2011: $224 million; 2010: $102 million).

Refer to note 18 for details of security granted over the Group's intangible assets.

15.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

	As of December 31,
	2012			2011
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG	830	306	—	807	297	—
Evergreen	67	34	—	67	34	—
Closures	393	—	—	391	—	—
Reynolds Consumer Products	1,887	850	—	1,886	850	—
Pactiv Foodservice	1,710	526	69	1,710	526	71
Graham Packaging	1,437	250	—	1,436	250	—
Total	6,324	1,966	69	6,297	1,957	71

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2013 Adjusted EBITDA expected to be generated multiplied by an earnings capitalization rate (“earnings multiple”). The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2013 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2013 Adjusted EBITDA is subject to review by the Group's CODM. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2012 ranged between 7.5x and 9.0x. Costs to sell were estimated to be 2% of the fair value of each segment.

The estimated fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, as well as a profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2.4%. The discount rate of 7.5% was based on market factors and costs to sell were estimated to be 2% of the fair value of each asset.

As of December 31, 2012, there was no impairment of goodwill or indefinite life identifiable intangible assets (2011: none; 2010: none). If the forecasted 2013 Adjusted EBITDA, earnings multiples, future revenue growth rate, royalty rate or discount rate used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2012, no impairment would need to be recognized.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

16.    Investments in associates and joint ventures equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method):

(In $ million)	Country of incorporation	Interest held	Reporting date	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit after tax
2012
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	96	55	151	54	31	85	123	(105)	18
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	111	31	142	72	2	74	220	(187)	33
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	12	2	14	5	1	6	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	13	26	39	9	9	18	11	(10)	1
Eclipse Closures, LLC	USA	49.0%	December 31	2	—	2	2	—	2	2	(2)	—
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	4	7	2	3	5	—	—	—
				237	118	355	144	46	190	377	(323)	54
2011
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	69	32	101	(42)	(10)	(52)	114	(98)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	82	27	109	(60)	(2)	(62)	176	(161)	15
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	December 31	12	2	14	(5)	(1)	(6)	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	December 31	5	7	12	(3)	—	(3)	12	(10)	2
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	(1)	—	(1)	—	(1)	(1)
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	5	8	(2)	(3)	(5)	—	—	—
				171	73	244	(113)	(16)	(129)	323	(289)	34

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

For the purpose of applying the equity method of accounting, the financial statements of the Ducart and Banawi operations for the periods ended November 30, 2012 and 2011 have been used with appropriate adjustments being made for the effects of significant transactions and the Group's share of results between these dates and December 31, 2012 and 2011, respectively. No adjustment was made with respect to GBPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2012 and December 31, 2012 or between September 30, 2011 and December 31, 2011.

There are currently no restrictions with respect to the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan FZCO and GBPPL.

With respect to the Ducart and Banawi associates, dividends are limited to the associate's accumulated profits after certain local reserve levels have been attained.

Under the restrictions imposed through the Saudi Industrial Development Fund (“SIDF”) resulting from the Group's concessional funding loan to SIG Combibloc Obeikan Company Limited, the maximum dividend or cash distribution able to be paid to the Group from this venture in any fiscal year cannot exceed 25% of the paid-up-capital or SIDF loan value.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year's profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2013.

16.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2012	2011
Balance as of the beginning of the year	119	110
Share of profit, net of income tax	27	17
Acquisition through business combination	—	2
Dividends received	(7)	(8)
Effect of movement in exchange rates	2	(2)
Balance as of the end of the year	141	119
Amount of goodwill in carrying value of associates and joint ventures (equity method)	52	52

17.    Trade and other payables

	As of December 31,
(In $ million)	2012	2011
Trade payables	874	847
Related party payables (refer to note 23)	24	51
Other payables and accrued expenses	946	889
Total trade and other payables	1,844	1,787

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

18.    Borrowings

As of December 31, 2012, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

		As of December 31,
(In $ million)	Note	2012	2011
Securitization Facility(a)(x)		491	—
September 2012 Credit Agreement(b)(y)		26	—
August 2011 Credit Agreement(c)(z)		—	247
Pactiv 2012 Notes(p)(ac)		—	253
Other borrowings(ae)		6	20
Current borrowings		523	520
September 2012 Credit Agreement(b)(y)		2,583	—
August 2011 Credit Agreement(c)(z)		—	4,243
September 2012 Senior Secured Notes(d)(aa)		3,219	—
February 2012 Senior Notes(e)(aa)		9	—
August 2011 Senior Secured Notes(f)(aa)		1,471	1,468
August 2011 Senior Notes(g)(aa)		2,189	972
February 2011 Senior Secured Notes(h)(aa)		998	999
February 2011 Senior Notes(i)(aa)		995	993
October 2010 Senior Secured Notes(j)(aa)		1,475	1,473
October 2010 Senior Notes(k)(aa)		1,470	1,466
May 2010 Senior Notes(l)(aa)		982	980
2009 Senior Secured Notes(m)(aa)		—	1,642
Related Party Notes at 8%(n)(ab)	23	621	606
Related Party Notes at 9.5%(o)(ab)	23	543	530
Pactiv 2017 Notes(q)(ac)		312	314
Pactiv 2018 Notes(r)(ac)		17	17
Pactiv 2025 Notes(s)(ac)		270	269
Pactiv 2027 Notes(t)(ac)		197	197
Graham Packaging 2014 Notes(u)(ad)		—	367
Graham Packaging 2017 Notes(v)(ad)		—	14
Graham Packaging 2018 Notes(w)(ad)		—	19
Related party borrowings	23	16	39
Other borrowings(ae)		27	33
Non-current borrowings		17,394	16,641
Total borrowings		17,917	17,161

		As of December 31,
(In $ million)		2012	2011
(a)	Securitization Facility	500	—
	Debt issuance costs	(9)	—
	Carrying amount	491	—
(b)	September 2012 Credit Agreement (current and non-current)	2,625	—
	Debt issuance costs	(16)	—
	Carrying amount	2,609	—

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

		As of December 31,
(In $ million)		2012	2011
(c)	August 2011 Credit Agreement (current and non-current)	—	4,574
	Debt issuance costs	—	(65)
	Original issue discount	—	(19)
	Carrying amount	—	4,490
(d)	September 2012 Senior Secured Notes	3,250	—
	Debt issuance costs	(53)	—
	Embedded derivative	22	—
	Carrying amount	3,219	—
(e)	February 2012 Senior Notes	9	—
	Carrying amount	9	—
(f)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(30)	(33)
	Original issue discount	(10)	(11)
	Embedded derivative	11	12
	Carrying amount	1,471	1,468
(g)	August 2011 Senior Notes	2,241	1,000
	Debt issuance costs	(57)	(27)
	Original issue discount	(6)	(7)
	Embedded derivative	11	6
	Carrying amount	2,189	972
(h)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(15)	(15)
	Embedded derivative	13	14
	Carrying amount	998	999
(i)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(15)	(17)
	Embedded derivative	10	10
	Carrying amount	995	993
(j)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(32)	(35)
	Embedded derivative	7	8
	Carrying amount	1,475	1,473
(k)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(38)	(43)
	Embedded derivative	8	9
	Carrying amount	1,470	1,466
(l)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(25)	(28)
	Embedded derivative	7	8
	Carrying amount	982	980
(m)	2009 Senior Secured Notes	—	1,707
	Debt issuance costs	—	(59)
	Original issue discount	—	(17)
	Embedded derivative	—	11
	Carrying amount	—	1,642
(n)	Related Party Notes at 8%	634	621
	Debt issuance costs	(13)	(15)
	Carrying amount	621	606
(o)	Related Party Notes at 9.5%	555	544
	Debt issuance costs	(12)	(14)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

		As of December 31,
(In $ million)		2012	2011
	Carrying amount	543	530
(p)	Pactiv 2012 Notes	—	249
	Fair value adjustment at acquisition	—	4
	Carrying amount	—	253
(q)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	12	14
	Carrying amount	312	314
(r)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	1	1
	Carrying amount	17	17
(s)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(7)
	Carrying amount	270	269
(t)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197
(u)	Graham Packaging 2014 Notes	—	355
	Fair value adjustment at acquisition	—	5
	Embedded derivative	—	7
	Carrying amount	—	367
(v)	Graham Packaging 2017 Notes	—	14
	Carrying amount	—	14
(w)	Graham Packaging 2018 Notes	—	19
	Carrying amount	—	19
(x)        Securitization Facility

On November 7, 2012, certain members of the Group entered into a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or the LIBOR, set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2012, interest was charged at 2.16% to 2.18%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

(y)        September 2012 Credit Agreement

RGHL and certain members of the Group are parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “September 2012 Credit Agreement”), which amended and restated the terms of the August 2011 Credit Agreement (as defined below). The September 2012 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of December 31, 2012 (in million)	Applicable interest rate as of December 31, 2012
Term Tranches
U.S. Term Loan	$	September 28, 2018	2,235	2,229	3 month LIBOR floor of 1.000% + 3.750%
European Term Loan	€	September 28, 2018	300	299	3 month EURIBOR floor of 1.000% + 4.000%
Revolving Tranches(1)
Revolving Tranche	$	November 5, 2014	120	69	—
Revolving Tranche	€	November 5, 2014	80	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On September 27, 2012, $500 million of the Tranche C U.S. Term Loan under the August 2011 Credit Agreement was repaid.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

On September 28, 2012, $2,235 million and €300 million of term loans were drawn under the September 2012 Credit Agreement. These proceeds, together with a portion of the proceeds of the September 2012 Senior Secured Notes (as defined below) and available cash of the Group, were used to fully repay and extinguish the remaining Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement and to pay fees and expenses in connection with the transaction.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the September 2012 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the September 2012 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the September 2012 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments within specified timeframes, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. Beginning with the fiscal year ending December 31, 2013, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the September 2012 Credit Agreement.

The September 2012 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the September 2012 Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 33.3% or less of the adjusted consolidated total assets of RGHL and its subsidiaries, and the aggregate of the EBITDA of the non-guarantor companies is required to be 33.3% or less of the consolidated EBITDA of RGHL and its subsidiaries, in each case calculated in accordance with the September 2012 Credit Agreement and may differ from the measure of Adjusted EBITDA as disclosed in note 5.

(z)        August 2011 Credit Agreement

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “August 2011 Credit Agreement”), which amended and restated the previous terms. For the period January 1, 2012 until the refinancing of the August 2011 Credit Agreement on September 28, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the August 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(aa)        Reynolds Notes

The Group's borrowings as of December 31, 2012 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15; commencing April 15, 2013
February 2012 Senior Notes(1)	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes(1)	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

(1)
Refer to “SEC registrations and exchange offers” below for details of the exchange offer and consent solicitation for the February 2012 Senior Notes and changes in the outstanding principal amount of the February 2012 Senior Notes and the August 2011 Senior Notes.

The August 2011 Senior Secured Notes and the August 2011 Senior Notes are collectively defined as the "August 2011 Notes." The February 2011 Senior Secured Notes and the February 2011 Senior Notes are collectively defined as the "February 2011 Notes." The October 2010 Senior Secured Notes and the October 2010 Senior Notes are collectively defined as the "October 2010 Notes."

As used herein, “Reynolds Notes” refers to the September 2012 Senior Secured Notes, the February 2012 Senior Notes, the August 2011 Notes, the February 2011 Notes, the October 2010 Notes and the May 2010 Senior Notes.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

On September 28, 2012, the Reynolds Issuers repurchased $777 million aggregate principal amount of 7.750% senior secured notes (dollar tranche) due 2016 (the "2009 Senior Secured Notes (Dollar)") pursuant to a tender offer for the 2009 Senior Secured Notes (Dollar). On October 29, 2012, the Reynolds Issuers redeemed the remaining $348 million aggregate principal amount of 2009 Senior Secured Notes (Dollar).

On December 13, 2012, the Reynolds Issuers redeemed €450 million aggregate principal amount of 7.750% senior secured notes (euro tranche) due 2016 (the "2009 Senior Secured Notes (Euro)") and together with the 2009 Senior Secured Notes (Dollar) the "2009 Senior Secured Notes."

Assets pledged as security for loans and borrowings

The shares in the Company have been pledged as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company and certain of its subsidiaries have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes.

Certain guarantee and security arrangements

All of the guarantors of the September 2012 Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the September 2012 Credit Agreement.

Reynolds Notes indentures restrictions

The respective indentures governing the Reynolds Notes, except for the February 2012 Senior Notes, all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Reynolds Notes. Refer to the "SEC registrations and exchange offers" below for details on the removal of certain indenture restrictions with respect to the February 2012 Senior Notes.

Early redemption option and change in control provisions

Under the respective indentures governing the Reynolds Notes, the Reynolds Issuers, at their option, can elect to redeem the Reynolds Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group's accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Reynolds Notes.

Under the respective indentures governing the Reynolds Notes, except for the February 2012 Senior Notes, in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Issuers to repurchase the Reynolds Notes at a premium.

SEC registrations and exchange offers

The indentures governing the Reynolds Notes provide that if the Reynolds Issuers fail to file and have declared effective, within one year from the issuance date of the respective series of notes, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the original issued notes for new registered notes having terms substantially identical to the terms of the original issued notes, the Reynolds Issuers will be required to pay additional interest on the original issued notes effective 12 months from the date of issuance of the notes, up to a maximum of 1.00% per annum for 12 months.

The registration statement with respect to the September 2012 Senior Secured Notes was declared effective by the SEC on December 27, 2012, and the exchange offer for the new notes closed on January 29, 2013. The registration statement with respect to the 2009 Senior Secured Notes, the May 2010 Senior Notes, the October 2010 Notes, the February 2011 Notes and the August 2011 Notes was declared effective by the SEC on June 25, 2012, and the exchange offer for the new notes closed on July 25, 2012. The registration statement with respect to the February 2012 Senior Notes was declared effective by the SEC on July 12, 2012, and the exchange offer and consent solicitation for the new notes closed on August 10, 2012, under which (i) $1,241 million aggregate principal amount of February 2012 Senior Notes was exchanged for a corresponding aggregate principal amount of additional August 2011 Senior Notes, and (ii) a majority of the holders of the February 2012 Senior Notes consented to the removal of certain indenture restrictions and other provisions with respect to the remaining $9 million aggregate principal amount of February 2012 Senior Notes following the consummation of the exchange offer and consent solicitation. The 2007 Notes were not covered by such registration statements or the exchange offers.

Additional interest on the February 2011 Notes commenced on February 1, 2012 and ended on July 25, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011 and ended on May 4, 2012. Additional interest on the 2009 Senior Secured Notes commenced on November 5, 2010 and ended on November 5, 2011. For the year ended December 31, 2012, the Group expensed additional interest of $3 million (2011: none) related to the February 2011 Notes, $10 million (2011: $2 million) related to the October 2010 Notes, $3 million (2011: $3 million) related to the May 2010 Senior Notes and none (2011: $10 million) related to the 2009 Senior Secured Notes.

(ab)        Related Party Notes

On June 29, 2007, Beverage Packaging Holdings (Luxembourg) II S.A (“BP II”) (a related party of the Company) issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes is paid semi-annually on June 15 and December 15. Concurrent with the issuance of the 2007 Notes, BP II loaned €900 million to the Company, consisting of €480 million principal amount with an interest rate of 8.000% (the "Related Party Notes at 8%") and €420 million principal amount with an interest rate of 9.500% (the "Related Party Notes at 9.5%" and together with the Related Party Notes at 8%, the "Related Party Notes"). The interest payment and final maturity dates of the Related Party Notes are consistent with those of the 2007 Notes.

The 2007 Senior Notes are secured on a second-priority basis and the 2007 Senior Subordinated Notes are secured on a third-priority basis, by all of the equity interests of the Company held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to the Company. All of the guarantors of the September 2012 Credit Agreement have guaranteed the obligations under the 2007 Notes to the extent permitted by law.

The indentures governing the 2007 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2007 Notes.

In certain circumstances which would constitute a change in control, the holders of the 2007 Notes have the right to require BP II to repurchase the 2007 Notes at a premium.

(ac)    Pactiv Notes

As of December 31, 2012, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Currency	Date acquired by the Group	Principal amounts outstanding (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Notes	$	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	$	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Notes	$	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Notes	$	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

During the year ended December 31, 2012, the Group redeemed and discharged $249 million in principal amount of 5.875% notes due July 15, 2012 which were issued by Pactiv LLC (the "Pactiv 2012 Notes").

The Pactiv Notes are not guaranteed by any member of the Group and are unsecured.

The indentures governing the Pactiv Notes contain a negative pledge clause limiting the ability of certain entities within the Group, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on “principal manufacturing properties” (as such term is defined in the indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

(ad)    Graham Packaging Notes

On the date of the Graham Packaging Acquisition (refer to note 26) the Group assumed three series of notes, each of which had been issued by subsidiaries of Graham Packaging Company Inc.: (i) $355 million principal amount of 9.875% senior subordinated notes due 2014 (the "Graham Packaging 2014 Notes"); (ii) $253 million principal amount of 8.250% senior notes due 2017 (the "Graham Packaging 2017 Notes"); and (iii) $250 million principal amount of 8.250% senior notes due 2018 (the "Graham Packaging 2018 Notes"), together the "Graham Packaging Notes."

Following the closing of the Graham Packaging Acquisition, on September 16, 2011 the issuers launched a change of control offer to repurchase for cash any or all of the Graham Packaging 2017 Notes and the Graham Packaging 2018 Notes, pursuant to the respective indentures governing such notes. On October 20, 2011, the Group repurchased principal amounts of $239 million of the Graham Packaging 2017 Notes and $231 million of the Graham Packaging 2018 Notes.

On March 16, 2012, the Group redeemed and discharged principal amounts of $355 million of the Graham Packaging 2014 Notes, $14 million of the Graham Packaging 2017 Notes and $19 million of the Graham Packaging 2018 Notes.

(ae)     Other borrowings

As of December 31, 2012, in addition to the Securitization Facility, the September 2012 Credit Agreement, the Reynolds Notes, the Related Party Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2012, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

which are secured by the collateral under the September 2012 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the September 2012 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2012 also included finance lease obligations of $26 million (2011: $28 million).

19.    Employee benefits

	As of December 31,
(In $ million)	2012	2011
Salary and wages accrued	186	129
Provision for annual leave	67	64
Provision for employee benefits	11	8
Provision for long service leave	11	15
Provision for sick leave	3	6
Defined contribution obligations	15	36
Defined benefit obligations:
Pension benefits	734	766
Post-employment medical benefits	134	140
Total employee benefits	1,161	1,164
Current	270	228
Non-current	891	936
Total employee benefits	1,161	1,164

19.1    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The Group's most significant plan as of December 31, 2012 is the Pactiv Retirement Plan, which comprises 79% (2011: 80%) of the Group's present value of obligations. The plan was assumed as part of the Pactiv Acquisition.

The Group also makes contributions to union administered multi-employer pension plans based on negotiated labor contracts. Such contributions were not material to pension expense. Some of the multi-employer plans in which the Group participates are reported to have significant underfunded liabilities which are not reflected in the Group's financial statements. The Group's ultimate share of such liabilities could be materially affected by various factors, including the status of employers participating in such plans, asset returns of the plans and ultimate benefits paid by the plans.

	As of December 31,
(In $ million)	2012	2011
Present value of unfunded obligations	150	157
Present value of funded obligations	5,682	5,276
Unrecognized actuarial gains (losses)	(721)	(484)
Total present value of obligations	5,111	4,949
Fair value of plan assets	(4,463)	(4,261)
Total pension benefits	648	688
Included in the statement of financial position as:
Employee benefits liabilities	734	766
Assets held for sale	—	(1)
Other non-current assets and non-current receivables	(86)	(77)
Total pension benefits	648	688

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Movement in the defined benefit obligation

	As of December 31,
(In $ million)	2012	2011
Liability for defined benefit obligations as of the beginning of the year	5,433	4,936
Defined benefit obligations assumed in business combinations	—	241
Current service cost	22	29
Interest cost	237	245
Contributions by plan participants	2	2
Benefits paid by the plan	(348)	(341)
Curtailments	—	3
Settlements	(3)	—
Actuarial (gains) losses on plan liabilities	470	349
Defined benefit obligations related to disposals of businesses	(3)	(18)
Effect of movements in exchange rates	22	(13)
Liability for defined benefit obligations as of the end of the year	5,832	5,433

Of the above liability for the defined benefit obligation, the liability related to the Pactiv Retirement Plan was $4,589 million as of December 31, 2012 (2011: $4,254 million).

Expense recognized in the statements of comprehensive income

	For the year ended December 31,
(In $ million)	2012	2011	2010
Current service cost	22	29	14
Past service cost	—	—	11
Interest cost	237	245	55
Expected return on plan assets	(293)	(312)	(67)
Curtailments	—	3	—
Asset capping according to IAS 19, paragraph 58	—	—	(37)
Actuarial (gains) losses	14	10	34
Total plan net (income) expense	(20)	(25)	10

The expense is recognized in the following line items in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Cost of sales	23	22	13
General and administration expenses	(43)	(47)	(3)
Total plan (income) expense	(20)	(25)	10

During the year ended December 31, 2012, the net plan income of the Pactiv Retirement Plan was $50 million (2011: net plan income of $49 million; 2010: net plan expense of $5 million).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Movement in plan assets

	As of December 31,
(In $ million)	2012	2011
Fair value of plan assets as of the beginning of the year	4,261	4,433
Plan assets acquired in business combinations	—	123
Contributions by the Group	34	27
Contributions by plan participants	2	2
Benefits paid by the plans	(348)	(341)
Expected return on plan assets	293	312
Actuarial gains (losses) on plan assets	214	(277)
Settlements	(3)	—
Plan assets related to disposals of businesses	(9)	(18)
Effects of movements in exchange rates	19	—
Fair value of plan assets as of the end of the year	4,463	4,261

The above plan assets as of December 31, 2012 and 2011 include the Pactiv Retirement Plan assets of $3,515 million and $3,362 million, respectively. In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv Acquisition. As of December 31, 2012 and 2011, $27 million and $27 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Plan assets consist of the following:

	As of December 31,
(In $ million)	2012	2011
Equity instruments	2,718	2,620
Debt instruments	1,290	1,270
Property	306	214
Other	149	157
Total plan assets	4,463	4,261
Actual return on plan assets	506	35

The actual return on plan assets includes the actual return on plan assets of the Pactiv Retirement Plan of $435 million and $21 million for the years ended December 31, 2012 and 2011, respectively.

The Group expects to contribute $34 million to the pension plans during the annual period ending December 31, 2013.

Actuarial assumptions — all plans

For the year ended December 31,
	2012	2011	2010
Discount rates at December 31	1.1% - 6.6%	1.8% - 8.25%	1.8% - 6.0%
Expected returns on plan assets at January 1	2.0% - 7.8%	2.0% - 9.0%	1.5% - 8.0%
Future salary increases	2.0% - 6.0%	0.0% - 5.0%	0.0% - 4.0%
Future pension increases	1.8% - 4.0%	0.0% - 4.0%	0.0% - 2.0%

The expected long-term rate of return for each plan is based on the portfolio as a whole and not on the sum of the returns on the individual asset categories. The return is based exclusively on historical returns, without adjustments.

The actuarial assumptions for the Group's most significant defined benefit pension plan for the years ended December 31, 2012 and 2011, being the Pactiv Retirement Plan, are as follows:

	For the year ended December 31,
	2012	2011
Discount rates at December 31	3.9%	4.8%
Expected returns on plan assets at January 1	7.8%	7.8%

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Historical information

	For the year ended December 31,
(In $ million)	2012	2011	2010	2009	2008
Liability for defined benefit obligations	(5,832)	(5,433)	(4,936)	(718)	(694)
Fair value of plan assets	4,463	4,261	4,433	736	665
Plan (deficit) surplus	(1,369)	(1,172)	(503)	18	(29)
Experience adjustments arising on plan liabilities	10	(99)	(3)	(4)	1
Experience adjustments arising on plan assets	214	(277)	14	(46)	9

Sensitivity analysis

The assumed discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	7	(6)
Effect on the defined benefit obligation	(274)	267

The expected rates of return on plan assets have a significant effect on the amounts recognized in the statement of comprehensive income. A half percentage point change in expected rates of return on plan assets would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	21	(20)
Effect on the defined benefit obligation	—	—

19.2    Post-employment medical benefits

The Group operates post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2012 (2011: 8.0%; 2010: 7.9%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2012 and 2011.

	As of December 31,
(In $ million)	2012	2011
Present value of unfunded obligations	145	147
Unrecognized actuarial gains (losses)	(15)	(7)
Unrecognized past service costs	4	5
Total present value of obligations	134	145
Fair value of plan assets	—	—
Total post-employment medical benefits	134	145

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2013.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Movement in the post-employment medical obligation

	For the year ended December 31,
(In $ million)	2012	2011
Liability for post-employment medical obligations as of the beginning of the year	147	158
Post-employment medical obligations assumed in a business combination	—	1
Post-employment medical obligations related to disposal of businesses	(6)	—
Current service cost	3	3
Interest cost	6	8
Past service cost(a)	(4)	(7)
Contributions by plan participants	1	4
Benefits paid by the plan	(10)	(12)
Curtailments(a)	—	(17)
Actuarial (gains) losses recognized	8	9
Liability for post-employment medical obligations as of the end of the year	145	147

(a)
On August 8, 2011, the Group terminated Pactiv retiree medical coverage, except for those who retired prior to 2003, which resulted in a curtailment gain of $17 million. The Group also capped the retiree life insurance benefit associated with the retiree medical plan. These actions resulted in a reduction of $7 million in past service costs during the year ended December 31, 2011.

Expense recognized in the statements of comprehensive income

	For the year ended December 31,
(In $ million)	2012	2011	2010
Current service cost	3	3	2
Interest cost	6	8	5
Past service cost	(5)	(10)	(2)
Curtailments	(5)	(17)	—
Actuarial losses recognized	(1)	—	—
Plan amendments	—	—	(1)
Total (income) expense recognized in the statements of comprehensive income	(2)	(16)	4

The expense is recognized in the following line items in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Cost of sales	2	5	4
General and administration expenses	1	(21)	—
Other income(a)	(5)	—	—
Total plan (income) expense	(2)	(16)	4

(a)
The Group sold its Louisville laminating business in 2012, including its post-retirement obligation. The income resulting from the assumption of this liability by the buyer of the Louisville laminating business is reflected in the gain on sale of businesses component of other income in the statement of comprehensive income.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the post-employment medical obligation	4	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the aggregated service and interest cost	—	—
Effect on the post-employment medical obligation	(8)	9

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Historical information

	For the year ended December 31,
(In $ million)	2012	2011	2010	2009	2008
Liability for post-employment medical obligations	145	147	158	87	86
Experience adjustments arising on plan liabilities	3	3	5	—	(1)

20.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2011	40	33	36	50	73	232
Provisions made	4	4	59	18	17	102
Provisions used	(3)	—	(50)	(18)	(14)	(85)
Provisions reversed	(12)	—	(7)	(2)	(5)	(26)
Transfers to other liabilities	—	—	—	(3)	(9)	(12)
Balance as of December 31, 2012	29	37	38	45	62	211
Current	8	3	35	25	20	91
Non-current	21	34	3	20	42	120
Total provisions as of December 31, 2012	29	37	38	45	62	211
Current	7	3	33	24	31	98
Non-current	33	30	3	26	42	134
Total provisions as of December 31, 2011	40	33	36	50	73	232

Other provisions

The main components of other provisions are lease provisions and contingent liabilities recognized in business acquisitions, environmental remediation, product warranty provisions, brokerage provisions for customs duties, and rent contracts related to investment properties. Other provisions as of December 31, 2012 included $15 million related to onerous leases, $15 million related to product warranty provisions and $7 million related to environmental remediation programs. Other provisions as of December 31, 2011 included $15 million related to onerous leases, $11 million related to product warranty provisions and $10 million related to environmental remediation programs.

21.    Equity

21.1    Share capital

The reported share capital balance as of December 31, 2012 is that of the Company, which is the sole parent of the Group.

Further information regarding the Company's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2012	2011	2010
Balance as of the beginning of the year	13,063,527	13,063,527	13,063,527
Issue of shares	—	—	—
Balance as of the end of the year	13,063,527	13,063,527	13,063,527

On December 17, 2012, the Company resolved to make a return of capital to RGHL in the amount of the euro equivalent of $32 million. The return of capital was made from the Special Reserve Account, a component of share capital. There was no change in the number of shares outstanding.

On November 16, 2010, RGHL contributed $322 million to BP I without the issuance of shares.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

21.2    Dividends

There were no dividends declared or paid during the year ended December 31, 2012 (2011: none; 2010: none) by the Company.

On August 31, 2010, Reynolds Packaging Inc. (now named Reynolds Packaging Holdings LLC) paid a dividend of $39 million, of which $38 million was paid in cash and $1 million was settled through reductions in related party balances payable, to its shareholder as of that date,

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Reynolds Packaging (NZ) Limited, in advance of the acquisition of the Reynolds foodservice packaging business by the Group on September 1, 2010.

21.3    Capital management

The Directors are responsible for monitoring and managing the Group's capital structure. Capital is comprised of equity and external borrowings.

The Directors' policy is to maintain an acceptable capital base to promote the confidence of the Group's financiers and creditors and to sustain the future development of the business. The Directors monitor the Group's financial position to ensure that it complies at all times with its financial and other covenants as set out in its financing arrangements.

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans with respect to capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

22.    Financial risk management

22.1    Overview

This note presents information about the Group's exposure to market risk, credit risk and liquidity risk, and where applicable, the Group's objectives, policies and procedures for managing these risks.

Exposure to market, credit and liquidity risks arises in the normal course of the Group's business. The Directors of the Group and the ultimate parent entity have overall responsibility for the establishment and oversight of the Group's risk management framework.

The Directors have established a treasury policy that identifies risks faced by the Group and sets out policies and procedures to mitigate those risks. Risk management is primarily carried out by the treasury function of the Group. The Directors have delegated authority levels and authorized the use of various financial instruments to a restricted number of personnel within the treasury function.

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

22.2    Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates, interest rates and commodity prices, will affect the Group's cash flows or the fair value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters.

The Group buys and sells derivatives in the ordinary course of business to manage market risks. The Group does not enter into derivative contracts for speculative purposes.

(a)	Foreign currency exchange risk

As a result of the Group's international operations, foreign currency exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the profit or loss component of the Group's statement of comprehensive income.

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. Generally, the Group does not use forward exchange contracts to hedge residual foreign currency exchange risk arising from customary receipts and payments denominated in foreign currencies. However, when considered appropriate, the Group may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions.

The Group generally does not hedge its exposure to translation gains or losses in respect of its non-dollar functional currency assets or liabilities.

For the year ended December 31, 2012, the Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. The continued change in the foreign currency exchange rate between the dollar and the euro will result in the Group recognizing either foreign currency exchange gains or losses on the translation of this indebtedness in the future. A 100 basis point increase in the rates, applied as of December 31, 2012, would have resulted in additional foreign currency exchange gain of $23 million, while a 100 basis point decrease would have resulted in a reduction of $23 million of the reported foreign currency exchange gain.
In addition, the Group is also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of its entities with different functional currencies.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

(b)	Interest rate risk

The Group's interest rate risk arises from long-term borrowings at both fixed and floating rates and from deposits which earn interest at floating rates. Borrowings and deposits at floating rates expose the Group to cash flow interest rate risk. Borrowings at fixed rates expose the Group to fair value interest rate risk.

The Group has exposure to both floating and fixed interest rates on borrowings primarily denominated in the U.S. dollar and the euro.

Interest rate risk on borrowings at floating rates is partially offset by interest on cash deposits also earned at floating rates.

The Group has adopted a policy to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Fixed rate instruments
Related party borrowings	(1,189)	—	—	—	(1,189)	—
Loans and borrowings	(13,821)	(2)	(1)	(2)	(304)	(13,512)
Total fixed rate instruments	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Floating rate instruments
Cash and cash equivalents	1,556	1,556	—	—	—	—
Bank overdrafts	(2)	(2)	—	—	—	—
Related party borrowings	(16)	(16)	—	—	—	—
Loans and borrowings	(3,129)	(3,129)	—	—	—	—
Total variable rate instruments	(1,591)	(1,591)	—	—	—	—
Total	(16,601)	(1,593)	(1)	(2)	(1,493)	(13,512)

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Fixed rate instruments
Related party borrowings	(1,165)	—	—	—	—	(1,165)
Loans and borrowings	(11,669)	(4)	(250)	(2)	(2,066)	(9,347)
Total fixed rate instruments	(12,834)	(4)	(250)	(2)	(2,066)	(10,512)
Floating rate instruments
Cash and cash equivalents	597	597	—	—	—	—
Bank overdrafts	(3)	(3)	—	—	—	—
Related party borrowings	(39)	(39)	—	—	—	—
Loans and borrowings	(4,594)	(4,593)	—	(1)	—	—
Total variable rate instruments	(4,039)	(4,038)	—	(1)	—	—
Total	(16,873)	(4,042)	(250)	(3)	(2,066)	(10,512)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group's floating rate assets and liabilities. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

the amounts described below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2012, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the September 2012 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would have a $5 million impact and a less than $1 million impact on the interest expense on the U.S. and European term loans, respectively, under the Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Senior Secured Credit Facilities.

Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2012, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $5 million increase in interest expense while a 25 basis point decrease in interest rates would result in a $1 million decrease in interest expense.

(c)	Commodity and other price risk

Commodity and other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market.

The Group's exposure to commodity and other price risk arises principally from the purchase of resin (and its components), natural gas and aluminum. Other than resin, natural gas and certain aluminum purchases, the Group generally purchases commodities at spot market prices and commodity financial instruments or derivatives to hedge commodity prices are not used.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to hedge the Group's exposure in relation to the cost of resin, natural gas, diesel, electricity and aluminum.

The following table provides the detail of outstanding derivative contracts as of December 31, 2012:

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	85,680	€1,475 - €1,585	Jan 2013 - Jan 2014
Resin swaps	kiloliter	501,900	JPY50,290	Jan 2013 - Dec 2013
Resin swaps	pound	89,320,000	$0.57 - $1.00	Jan 2013 - Dec 2013
Aluminum futures	metric tonne	14,080	$1,954 - $2,150	Jan 2013 - Nov 2013
Aluminum swaps	metric tonne	42,408	$1,885 - $2,423	Jan 2013 - Dec 2016*
Natural gas swaps	million BTU	2,594,200	$3.03 - $4.07	Jan 2013 - Dec 2013
Ethylene swaps	pound	4,321,000	$0.52 - $0.60	Jan 2013 - Apr 2013
Benzene swaps	U.S. liquid gallon	1,598,201	$3.70 - $3.90	Jan 2013 - Apr 2013
Diesel swaps	U.S. liquid gallon	2,507,400	$3.88 - $4.01	Jan 2013 - Dec 2013
Electricity swaps	megawatt hour	85,613	NZD$59.00 - NZD$81.76	Jan 2013 - Dec 2013

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2012, the Group recognized an unrealized gain of $7 million (2011: unrealized loss of $26 million; 2010: unrealized gain of $4 million) as a component of other income in the statements of comprehensive income. During the year ended December 31, 2012, the Group recognized a realized gain of $7 million (2011: realized gain of $7 million; 2010: realized loss of $11 million) as a component of cost of sales in the statements of comprehensive income.

There is no material impact on the statement of comprehensive income from a revaluation of derivative contracts at December 31, 2012 assuming a 10% parallel upwards or downwards movement in the price curve used to value the contracts and assuming all other variables remain constant.

22.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse range of operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group, subject to certain Group-determined limits. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Generally the Group does not require collateral with respect to trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 12.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

22.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13 week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses including the servicing of financial obligations. As of December 31, 2012, the Group had $1,556 million of cash on hand.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2012, the Group had undrawn lines of credit under the revolving facilities of the September 2012 Credit Agreement totaling $51 million and €65 million ($86 million) (2011: $35 million and €63 million ($82 million) under the August 2011 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Non-derivative financial liabilities
Bank overdrafts	(2)	(2)	(2)	—	—	—	—
Trade and other payables	(1,791)	(1,791)	(1,791)	—	—	—	—
Related party borrowings	(1,180)	(1,648)	(51)	(51)	(104)	(1,423)	(19)
Loans and borrowings	(16,737)	(25,440)	(624)	(1,122)	(1,225)	(3,948)	(18,521)
	(19,710)	(28,881)	(2,468)	(1,173)	(1,329)	(5,371)	(18,540)
Derivative financial liabilities
Commodity derivatives:
Inflows	—	8	6	2	—	—	—
Outflows	(8)	(16)	(9)	(7)	—	—	—
	(8)	(8)	(3)	(5)	—	—	—
Total	(19,718)	(28,889)	(2,471)	(1,178)	(1,329)	(5,371)	(18,540)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2011
Non-derivative financial liabilities
Bank overdrafts	(3)	(3)	(3)	—	—	—	—
Trade and other payables	(1,749)	(1,749)	(1,749)	—	—	—	—
Non-current payables	(38)	(38)	—	—	(38)	—	—
Related party borrowings	(1,175)	(1,730)	(51)	(53)	(104)	(1,474)	(48)
Loans and borrowings	(15,986)	(24,890)	(768)	(991)	(1,457)	(6,259)	(15,415)
	(18,951)	(28,410)	(2,571)	(1,044)	(1,599)	(7,733)	(15,463)
Derivative financial liabilities
Commodity derivatives:
Inflows	—	26	17	9	—	—	—
Outflows	(15)	(41)	(27)	(14)	—	—	—
	(15)	(15)	(10)	(5)	—	—	—
Total	(18,966)	(28,425)	(2,581)	(1,049)	(1,599)	(7,733)	(15,463)

22.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2012
Assets
Cash and cash equivalents	—	—	1,556	—	1,556	1,556
Current and non-current receivables	—	—	1,480	—	1,480	1,480
Derivative financial assets
Commodity derivatives	5	—	—	—	5	5
Embedded derivatives	285	—	—	—	285	285
Total assets	290	—	3,036	—	3,326	3,326
Liabilities
Bank overdrafts	—	—	—	(2)	(2)	(2)
Trade and other payables	—	—	—	(1,791)	(1,791)	(1,791)
Other payables	—	—	—	(53)	(53)	(53)
Derivative financial liabilities
Commodity derivatives	(13)	—	—	—	(13)	(13)
Related party borrowings	—	—	—	(1,180)	(1,180)	(1,241)
Loans and borrowings	—	—	—	(16,737)	(16,737)	(17,693)
Total liabilities	(13)	—	—	(19,763)	(19,776)	(20,793)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2011
Assets
Cash and cash equivalents	—	—	597	—	597	597
Current and non-current receivables	—	—	1,559	—	1,559	1,559
Derivative financial assets:
Commodity derivatives	1	—	—	—	1	1
Embedded derivatives	122	—	—	—	122	122
Total assets	123	—	2,156	—	2,279	2,279
Liabilities
Bank overdrafts	—	—	—	(3)	(3)	(3)
Trade and other payables	—	—	—	(1,749)	(1,749)	(1,749)
Other non-current payables	—	—	—	(38)	(38)	(38)
Derivative financial liabilities:
Commodity derivatives	(16)	—	—	—	(16)	(16)
Related party borrowings	—	—	—	(1,175)	(1,175)	(999)
Loans and borrowings	—	—	—	(15,986)	(15,986)	(15,918)
Total liabilities	(16)	—	—	(18,951)	(18,967)	(18,723)

The methods used in determining fair values of financial instruments are disclosed in note 3.4 and note 3.5.

22.6    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group's financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2012
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(8)	—	(8)
Embedded derivatives	—	285	—	285
Total	—	277	—	277

As of December 31, 2011
Financial assets at fair value through profit or loss:
Derivative financial assets:
Commodity derivatives, net	—	(15)	—	(15)
Embedded derivatives	—	122	—	122
Total	—	107	—	107

There were no transfers between any levels during the years ended December 31, 2012 and 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

23.     Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2012	2011	2010
Short-term employee benefits	9	13	11
Management fees	—	—	1
Total compensation expense to key management personnel	9	13	12

There were no transactions with key management personnel during the years ended December 31, 2012, 2011 and 2010.

Related party transactions

The transactions and balances outstanding with joint ventures are with SIG Combibloc Obeikan FZCO, SIG Combibloc Obeikan Company Limited, Ducart Evergreen Packaging Limited, Banawi Evergreen Packaging Company Limited and Eclipse Closures, LLC. All other related parties detailed below have a common ultimate shareholder. The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below:

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2012	2011	2010	2012	2011
Transactions with the immediate and ultimate parent companies
Due to immediate parent(a)	—	—	—	(16)	(16)
Transactions with joint ventures
Sale of goods and services(b)	186	146	139	46	30
Sale of non-current assets	—	—	7	—	—
Transactions with other related parties
Trade receivables
BPC United States Inc.				—	4
Sale of services	—	3	—
Sale of property, plant and equipment(c)	—	—	3
Carter Holt Harvey Limited				—	—
Sale of goods	—	3	14
Carter Holt Harvey Packaging Pty Limited				—	—
Sale of goods	—	4	20
Carter Holt Harvey Pulp & Paper Limited				—	—
Sale of goods	2	3	2
FRAM Group Operations LLC				1	1
Recharges	3	—	—
Sale of goods	1	—	—
United Components, Inc				—	1
Trade payables
Beverage Packaging Holdings (Luxembourg) II S.A.	—	—	(3)	—	—
BPC United States Inc.				—	—
Management fees	—	—	(1)
Carter Holt Harvey Limited				—	(1)
Purchase of goods	(11)	(10)	(1)
Purchase of Whakatane Mill(d)	—	—	(46)
Carter Holt Harvey Pulp & Paper Limited				(2)	(5)
Purchase of goods	(29)	(38)	(25)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2012	2011	2010	2012	2011
Rank Group Limited				(7)	(41)
Recharges(e)	(26)	(121)	(43)
Rank Group North America, Inc.				—	—
Recharges(f)	(20)	—	—
Reynolds Packaging (NZ) Limited				—	—
Dividends paid	—	—	(39)
Loans receivable
BPC United States Inc.				—	—
Repayments	—	—	12
Reynolds Consumer Products (NZ) Limited				—	—
Interest income	—	—	2
Novation of loan	—	—	1
Repayment of loan	—	—	61
Reynolds Treasury (NZ) Limited				—	—
Interest income	—	—	1
Repayments	—	—	25
Loans Payable
Beverage Packaging Holdings (Luxembourg) II S.A.(g)				(1,168)	(1,140)
Interest expense	(101)	(109)	(104)
Reynolds Treasury (NZ) Limited(h)				—	(23)
Loan advanced	—	(25)	—
Interest expense	(1)	(1)	—
Payable related to transfer of tax losses to:
Evergreen Packaging New Zealand Limited				—	—
Transfer of tax losses	(3)	—	—
Reynolds Packaging Group (NZ) Limited				—	—
Transfer of tax losses	(7)	—	—

(a)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the year ended December 31, 2012, interest accrued at rates from 2.60% to 3.72% (2011: 3.38% to 3.93%; 2010: 3.01% to 3.32%). The loan is subordinated to the obligations under the September 2012 Credit Agreement, the September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes, and is subject to certain other payment restrictions, including in favor of the 2007 Notes under the terms of the inter-creditor arrangements.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)	On April 29, 2010, Blue Ridge Paper Products Inc. sold land and buildings at net book value totaling $3 million to BPC United States Inc.

(d)	On May 4, 2010, the Group acquired the Whakatane Mill at fair value for a purchase price of $46 million (including post-closing adjustments) from Carter Holt Harvey Limited.

(e)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(f)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(g)	Refer to note 18 for further details on the Group's borrowings with BP II.

(h)
On August 23, 2011, the Group borrowed the Euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was unsecured and was repaid on June 8, 2012.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

24.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.	Dec-31	Argentina	100	100	100
Graham Packaging San Martin S.A.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A.	Dec-31	Argentina	100	100	100
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co. KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(a)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA (formerly Graham Packaging Belgium N.V.)(b)	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA (formerly Graham Packaging Lummen N.V.)(c)	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio S.A.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD	Dec-31	Bulgaria	100	100	100
Conference Cup Ltd.(d)	Dec-31	Canada	—	100	—
Dopaco Canada, Inc.(d)	Dec-31	Canada	—	100	—
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Garven Incorporated(d)	Dec-31	Canada	—	100	—
Graham Packaging Canada Company (formerly Graham Packaging Canada Limited)(e)	Dec-31	Canada	100	100	100
Pactiv Canada, Inc.(d)	Dec-31	Canada	—	100	—
Pactiv Canada, Inc.(f)	Dec-31	Canada	100	—	100
Crystal Insurance Comp. Ltd.	Dec-31	Guernsey	100	100	100
SIG Asset Holdings Limited	Dec-31	Guernsey	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closures Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closures Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd.	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Limited	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc Packaging Technology Services (Shanghai) Co. Ltd. (in liquidation)(g)	Dec-31	China	—	—	—
Zhejing Zhongbao Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.a.r.l.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.a.r.l.	Dec-31	France	100	100	100
SIG Combibloc S.a.r.l.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH	Dec-31	Germany	100	100	100
SIG Beverages Germany GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
SIG Combibloc Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation)	Dec-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
S.I.P. S.r.l. Societa Imballaggi Plastici S.r.l. (in liquidation)	Dec-31	Italy	100	100	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.(h)	Dec-31	Luxembourg	100	—	100
Beverage Packaging Holdings (Luxembourg) VI S.A.(h)	Dec-31	Luxembourg	100	—	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.(i)	Dec-31	Luxembourg	100	—	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
Asesores y Consultores Graham, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Bienes Industriales del Norte, S.A. de C.V.	Dec-31	Mexico	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Middle America M.A., S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (in liquidation)	Dec-31	Mexico	100	100	100
Tecnicos de Tapas Innovativas, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited(j)	Jul-31	Nepal	100	76	100
Beverage Packaging Holdings (Netherlands) B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Pactiv Europe B.V.	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)(k)	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG(l)	Dec-31	Switzerland	—	100	—
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.	Dec-31	Turkey	100	100	100
SIG Combibloc Paketleme ve Ticaret Limited Sirketi(m)	Dec-31	Turkey	50	100	50
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging U.K. Limited (in liquidation)	Dec-31	United Kingdom	100	100	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Stanley) Limited (in liquidation)(n)	Dec-31	United Kingdom	—	100	—
Pactiv Limited (in liquidation)(o)	Dec-31	United Kingdom	—	100	—
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd.	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(a)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Dopaco, Inc.(p)	Dec-31	U.S.A.	—	100	—

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging USA Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. I	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. II	Dec-31	U.S.A.	100	100	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging France Partners(q)	Dec-31	U.S.A.	—	100	—
Graham Packaging GP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Minster LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Technological Specialties LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging West Jordan, LLC	Dec-31	U.S.A.	100	100	100
Graham Recycling Company L.P.	Dec-31	U.S.A.	100	100	100
International Tray Pads & Packaging, Inc.(r)	Dec-31	U.S.A.	100	—	100
Newspring Industrial Corp.(s)	Dec-31	U.S.A.	—	100	—
Pactiv Factoring LLC(t)	Dec-31	U.S.A.	—	100	—
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc. (formerly PWP Industries, Inc.)(u)	Dec-31	U.S.A.	100	100	100
Pactiv Retirement Administration LLC(v)	Dec-31	U.S.A.	—	100	—
Pactiv RSA LLC(v)	Dec-31	U.S.A.	—	100	—
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Prairie Packaging, Inc.(w)	Dec-31	U.S.A.	—	100	—
PWP Holdings, Inc.(x)	Dec-31	U.S.A.	—	100	—
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Inc. (formerly Reynolds Foil Inc.)(y)	Dec-31	U.S.A.	100	100	100
Reynolds Flexible Packaging Inc.(z)	Dec-31	U.S.A.	—	100	—

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2012	2011	2012
Reynolds Food Packaging LLC(aa)	Dec-31	U.S.A.	—	100	—
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Packaging Holdings LLC (ab)	Dec-31	U.S.A.	—	100	—
Reynolds Packaging Kama Inc.(aa)	Dec-31	U.S.A.	—	100	—
Reynolds Packaging LLC(aa)	Dec-31	U.S.A.	—	100	—
Reynolds Presto Products Inc. (formerly Reynolds Consumer Products, Inc.)(ac)	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA LLC	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Ultra Pac, Inc.(aa)	Dec-31	U.S.A.	—	100	—
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.	Dec-31	Venezuela	100	100	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	The Group has control and it has the power to govern the financial and operating policies of the entity.

(b)	Converted to a BVBA (Besloten Vennootschap Met Beperkte AAnsprakelijkheid) on February 2, 2012 to become Graham Packaging Belgium BVBA.

(c)	Converted to a BVBA (Besloten Vennootschap Met Beperkte AAnsprakelijkheid) on February 29, 2012 to become Graham Packaging Lummen BVBA.

(d)	Amalgamated into a “new” Pactiv Canada Inc. on January 1, 2012.

(e)	Converted to Graham Packaging Canada Company on February 1, 2012.

(f)	Incorporated on January 1, 2012.

(g)	Dissolved in September 2010.

(h)	Incorporated on December 11, 2012.

(i)	Incorporated on February 13, 2012.

(j)	Now 100% owned by Closure Systems International B.V. following the acquisition of the remaining 24% ownership interest formerly owned by a third party.

(k)	Changed name to SIG Schweizerische Industrie-Gesellschaft AG on June 4, 2012.

(l)	Merged into SIG Combibloc Group AG on June 4, 2012.

(m)
Shares in SIG Combibloc Paketleme ve Ticaret Limited Sirketi held by Austrian companies SIG Austria Holding GmbH and SIG Combibloc GmbH were transferred to the joint venture SIG Combibloc Obeiken FZCO, a United Arab Emirates company on December 14, 2012. A shareholding of 50% in SIG Combibloc Obeikan FZCO is held by SIG Combibloc GmbH.

(n)	Dissolved on March 30, 2012.

(o)	Dissolved on June 9, 2012.

(p)	Merged into PWP Industries, Inc. on July 1, 2012.

(q)	Merged into Graham Packaging Company, LP on December 19, 2012.

(r)	Acquired by Pactiv LLC on September 19, 2012.

(s)	Merged into PWP Industries, Inc. on October 1, 2012.

(t)	Merged into Pactiv LLC on August 1, 2012.

(u)	Changed name to Pactiv Packaging Inc. on November 8, 2012.

(v)	Merged into Pactiv Factoring LLC on August 1, 2012.

(w)	Merged into Pactiv LLC on October 1, 2012.

(x)	Merged into PWP Industries, Inc. on May 31, 2012.

(y)	Changed name to Reynolds Consumer Products Inc. on January 3, 2012.

(z)	Merged into Reynolds Packaging Kama, Inc. on November 8, 2012.

(aa)	Merged into Reynolds Packaging Holdings LLC on November 8, 2012.

(ab)	Merged into Pactiv LLC on November 8, 2012.

(ac)	Changed name to Reynolds Presto Products Inc. on January 3, 2012.

25.    Business combinations under common control

On May 4, 2010, the Group acquired the business operations of Evergreen from subsidiaries of Rank Group Limited. At the time of this transaction, both the Group and Evergreen were ultimately 100% owned by Mr. Graeme Hart. The original acquisitions of the Evergreen businesses were completed between January 31, 2007 and August 1, 2007.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

On September 1, 2010, the Group acquired the operations of the Reynolds foodservice packaging businesses from subsidiaries of Reynolds (NZ) Limited (“Reynolds (NZ)”). At the time of this transaction, both the Group and Reynolds (NZ) were ultimately 100% owned by Mr. Graeme Hart. The original acquisition of the Reynolds foodservice packaging businesses was completed on February 29, 2008.

The following table shows the effect of the legal consummation of the acquisitions of Evergreen and the Reynolds foodservice packaging business as of their respective dates of acquisition by the Group:

(In $ million)	Evergreen	Reynolds foodservice packaging	Total
Total consideration(a)	1,612	342	1,954
Net book value of share capital of the acquired businesses	(713)	(193)	(906)
Difference between total consideration and net book value of share capital of the acquired businesses(b)	899	149	1,048

(a)
The Group has accounted for the acquisitions under the principles of common control. As a result, the cash acquired as part of the acquisitions is already included in the Group's cash balance and does not form part of the net cash outflow. Further, the results of operations of the businesses acquired are included in the statements of comprehensive income from January 31, 2007 for Evergreen and from February 29, 2008 for the Reynolds foodservice packaging business.

(b)
In accordance with the Group's accounting policy for acquisitions under common control, the difference between the share capital of the acquired businesses and the consideration paid (which represented the fair value) has been recognized directly in equity as part of other reserves. Differences in the consideration paid at the date of the legal acquisition by the Group of these businesses and those amounts paid when originally acquired by entities under the common control of the ultimate shareholder reflect changes in the relative fair value. Such changes related to value created within these businesses through events such as the realization of the cost savings initiatives and operational synergies combined with the changes within the market in which they operate.

26.    Business combinations

International Tray Pads & Packaging, Inc. and Interplast Packaging Inc.

On September 19, 2012, the Group acquired International Tray Pads & Packaging, Inc. This company is located in North Carolina and manufactures meat and poultry pads, furniture shipping pads, medical wadding and related products. On September 24, 2012, the Group acquired the business of Interplast Packaging Inc. This company is based in Quebec, Canada and manufactures egg cartons for use in retail packaging of specialty eggs. The operating results of International Tray Pads & Packaging Inc. and Interplast Packaging Inc. have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. Combined, the consideration paid was $30 million and these acquisitions contributed $10 million in revenue, $1 million in EBITDA, and $1 million in Adjusted EBITDA for the year ended December 31, 2012 to the results of Pactiv Foodservice.

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash. There is no contingent consideration payable.

Graham Packaging is a leading global supplier of value-added rigid plastic containers for the food, specialty beverage and consumer products markets.

Funding for the purchase of the shares, the repayment of $1,935 million of certain existing indebtedness of Graham Packaging and associated transaction costs was provided through the combination of the $1,500 million principal amount of the August 2011 Senior Secured Notes, a portion of the $1,000 million principal amount of the August 2011 Senior Notes, the $2,000 million principal amount of the August 2011 Credit Agreement and available cash.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of September 8, 2011, and any adjustments made to those values:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Provisional values recognized on September 8, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	146	—	146
Trade and other receivables	338	(10)	328
Inventories	300	(9)	291
Current tax assets	3	1	4
Assets held for sale	7	—	7
Investments in associates and joint ventures	1	—	1
Deferred tax assets	7	(5)	2
Property, plant and equipment	1,438	(36)	1,402
Intangible assets (excluding goodwill)	1,679	696	2,375
Derivative assets	9	—	9
Other current and non-current assets	19	11	30
Trade and other payables(c)	(694)	(2)	(696)
Current tax liabilities	(10)	(29)	(39)
Borrowings	(2,852)	1	(2,851)
Deferred tax liabilities	(405)	(184)	(589)
Provisions and employee benefits	(201)	(6)	(207)
Net assets (liabilities) acquired	(215)	428	213
Goodwill on acquisition	2,012	(428)	1,584
Net assets acquired	1,797	—	1,797
Consideration paid in cash	1,797	—	1,797
Net cash acquired	(146)	—	(146)
Net cash outflow	1,651	—	1,651

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the fair values of separately identifiable intangible assets and property, plant and equipment following valuations by third party valuation firms. The finalization of the fair values of the separately identifiable intangible assets and property, plant and equipment resulted in a net increase in deferred tax liabilities.

(c)
In connection with the acquisition of Graham Packaging, amounts under an existing income tax receivable agreement with certain pre-IPO shareholders became due and payable. Such amounts which were settled after the date of acquisition are reflected in the statement of cash flows as a financing activity.

Acquisition costs of $24 million are included in other expenses in the statement of comprehensive income for the year ended December 31, 2011.

The fair value of trade receivables is $320 million. The gross contractual amount of trade receivables is $320 million, all of which were collectible.

The goodwill of $1,584 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Graham Packaging into the Group. This includes $140 million of goodwill that was allocated to other business segments. The procurement synergies will result primarily from leveraging raw material purchasing and sharing best practices across the Group. The operational synergies will result primarily from a more efficient plant footprint and sharing of manufacturing best practices across the Group. Goodwill of $402 million is expected to be deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated Useful Life
Trade name	250	Indefinite
Customer relationships	1,580	17 to 22 years
Technology	540	10 to 15 years
Non-compete agreement	2	1 year
Land use rights	3	43 years
Total	2,375

Trade name

The Graham Packaging trade name has been valued as a business to business trade name with an indefinite life.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Customer relationships

Graham Packaging's operations are characterized by contractual arrangements with customers for the supply of finished packaging products. The separately identifiable intangible asset reflects the value that is attributable to the existing contractual arrangements and the value that is expected from the ongoing relationships beyond the existing contractual periods. The estimated useful life ranges from 17 to 22 years.

Technology

Graham Packaging's operations include certain proprietary knowledge and processes that have been internally developed. The business operates in product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials. The estimated useful life ranges from 10 to 15 years.

Pre-acquisition results

Prior to the acquisition, Graham Packaging reported its results under U.S. GAAP. Accordingly, it is not practical to illustrate the impact that the fair value adjustments had on the historical acquisition date values of assets and liabilities.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $64 million, EBITDA of $105 million and Adjusted EBITDA of $156 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed, on a pro forma basis, additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011 (the "Dopaco Acquisition"). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The new product lines complement and enhance the Group’s existing product lines, allowing it to offer a broader product range and additional customer relationships. Dopaco is included in the Group's Pactiv Foodservice segment.

The Group finalized the allocation of the purchase price and has reflected this as of the date of acquisition. In undertaking the Group's evaluation of the purchase price as of the date of acquisition, management has taken into consideration a number of market participant factors such as historical margins achieved by the acquired operations, the contractual terms of certain agreements and in certain more complex areas sought the assistance of third party professionals who have an appropriate level of understanding of market-based valuation techniques. The following table presents the preliminary values previously reported as of May 2, 2011, and any adjustments made to those values:

(In $ million)	Provisional values recognized on May 2, 2011(a)	Measurement period adjustments(b)	Final purchase price allocation
Cash and cash equivalents	3	—	3
Trade and other receivables	33	—	33
Inventories	58	1	59
Assets held for sale	3	—	3
Deferred tax assets	4	—	4
Property, plant and equipment	152	(28)	124
Intangible assets (excluding goodwill)	16	72	88
Other current and non-current assets	5	1	6
Bank overdrafts	(5)	—	(5)
Trade and other payables	(20)	(4)	(24)
Deferred tax liabilities	(32)	(8)	(40)
Provisions and employee benefits	(24)	(2)	(26)
Net assets acquired	193	32	225
Goodwill on acquisition	205	(35)	170
Net assets acquired	398	(3)	395
Consideration paid in cash	398	(3)	395
Bank overdraft acquired	2	—	2
Net cash outflow	400	(3)	397

(a)	Represents the preliminary values of assets, liabilities and contingent liabilities recognized on the acquisition date based on estimated fair values.

(b)
The measurement period adjustments predominantly relate to finalizing the values of property, plant and equipment and identifiable intangible assets and the associated deferred taxes thereon. Other measurement period adjustments have arisen from the finalization of reviews of the balance sheet reconciliations as of

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

the date of acquisition. The depreciation and amortization impact from these provisional changes to fair values had been recognized during the year ended December 31, 2011.

Acquisition-related costs of $6 million are included in other expenses in the statement of comprehensive income for the year ended December 31, 2011.

The goodwill recognized on the acquisition is attributable mainly to the skill of the acquired business’ work force and the synergies expected to be achieved from integrating Dopaco into the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

The preliminary values attributed to the separately identifiable intangible assets were established shortly after the date of acquisition in May 2011 through the assistance of an external third party valuer. Subsequent to this assessment the Group has verified the reasonableness of all key assumptions including royalty rate, growth rates, business mix and discount rate. This review process involved feedback and further input from a wide range of senior executives which has enabled the Group to further refine the initial assumptions as of the date of acquisition. As a result management has revised and finalized the values initially established for the separately identifiable intangible assets as of the date of acquisition. The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful life
Trade name	6	5 years
Customer relationships	77	9 to 14 years
Patents	4	10 years
Emission reduction credit	1	Indefinite
Total	88

Trade name

The Dopaco trade name is a business to business trade name under which the products are sold. The preliminary value of the trade name is being amortized over 5 years as it is a defensible intangible asset.

Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.

Pre-acquisition results

Dopaco contributed revenues of $331 million, profit after income tax of $7 million, EBITDA of $28 million and Adjusted EBITDA of $45 million to the Group for the period from May 2, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, the Group estimates that Dopaco would have contributed, on a pro forma basis, additional revenue of $153 million, profit after tax of $5 million, EBITDA of $14 million and Adjusted EBITDA of $17 million. These amounts are unaudited.

Pactiv Corporation

On November 16, 2010, the Group acquired 100% of the outstanding common stock of Pactiv Corporation (“Pactiv”) for a purchase price of $4,452 million (the “Pactiv Acquisition”). The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration and the refinancing of certain borrowings that were acquired was provided through a combination of additional borrowings, additional equity and existing cash.

Pactiv is a leading manufacturer of consumer and foodservice packaging products in the United States. The acquisition of Pactiv brought together two consumer and foodservice packaging platforms. The combination increased the Group's product, geographic and customer diversification and created an extensive and diverse distribution network. The products of the Group and Pactiv are complementary, providing the combined Group with opportunities to generate incremental revenue through cross-selling and category expansion. The Group expects to realize cost savings and operational synergies by consolidating facilities, eliminating duplicative operations, improving supply chain management and achieving other efficiencies.

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

(In $ million)	Recognized values on acquisition
Cash and cash equivalents, net of bank overdrafts	91
Trade and other receivables	472
Current tax assets	547
Deferred tax assets	49
Inventories	27
Property, plant and equipment	1,429
Intangible assets (excluding goodwill)	2,715
Other current and non-current assets	60
Trade and other payables	(418)
Borrowings	(1,485)
Deferred tax liabilities	(877)
Provisions and employee benefits	(1,071)
Net assets acquired	1,539
Non-controlling interests	(18)
Goodwill on acquisition	2,931
Net assets acquired	4,452
Consideration paid in cash	4,452
Net cash acquired	(91)
Net cash flow	4,361

Acquisition-related costs of $10 million are included in other expenses in the statement of comprehensive income for the year ended December 31, 2010.

The Group identified and measured the property, plant and equipment and separately identifiable intangible assets (excluding goodwill) of $1,429 million and $2,715 million, respectively, with the assistance of a third party valuer.

The fair value of trade receivables is $472 million. The gross contractual amount of trade receivables due at acquisition was $517 million, of which $45 million was expected to be uncollectible.

The goodwill of $2,931 million recognized on the acquisition is mainly attributable to the skills of the acquired work force and the synergies expected to be achieved from combining Pactiv into the Group. The synergies largely relate to benefits from (a) large scale efficiencies in integration of sales, marketing and administration functions, information technology resources, and leveraging lean production capabilities across facilities, (b) eight to nine plant closures, (c) "one face" customer servicing organization, (d) streamlining warehouse and logistics, and (e) centralizing procurement. Except for $514 million, the goodwill recognized is not deductible for income tax purposes.

The significant identifiable intangible assets and their fair values and estimated useful lives are as follows:

Types of identifiable intangible assets	Fair value (in $ million)	Estimated useful life
Trade names - indefinite life	1,075	Indefinite
Trade names - definite life	39	5 years
Customer relationships	1,321	20 years
Technology	188	7.5 years
Permits	88	Indefinite
Favorable leasehold	4	3 to 8 years
Total	2,715

Trade names

The Pactiv Foodservice trade name has been valued as a business to business trade name with an indefinite life. The Hefty trade name has been valued as a consumer trade name with an indefinite life. The Pactiv trade name used in the consumer products business has been valued as a business to business trade name with a five year useful life.

Customer and distributor relationships

Pactiv’s operations are characterized by arrangements with customers and distributors for the supply of finished packaging products. The separately identifiable intangible assets reflect the estimated value that is attributable to the existing arrangements and the value that is expected from the ongoing relationships.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

Technology

Pactiv’s operations include certain proprietary knowledge and processes that have been developed internally. The business operates in product categories where customers and end-users value the technology and innovation that Pactiv’s custom packaging products offer as an alternative to traditional packaging materials.

Permits

Manufacturers that emit pollutants or use hazardous materials are required to meet various federal and state regulatory requirements and obtain the necessary operating permits. Pactiv has obtained numerous operating permits for its plants over the years. As regulatory requirements have evolved, several of its existing permits have been grandfathered and would be very costly, or even impossible, to obtain today.

Pre-acquisition results

The operating results of Pactiv's consumer products and foodservice packaging businesses have been combined with the operating results of the Group's Reynolds Consumer Products and Pactiv Foodservice segments, respectively, since the consummation of the Pactiv Acquisition. As the products and systems of these businesses are now integrated within each related segment, other than revenue, we are unable to quantify the results of the acquired businesses on a stand-alone basis for the year ended December 31, 2011. For the period from January 1, 2011 to November 16, 2011, Pactiv's revenue was $3,494 million. For the year ended December 31, 2010, Pactiv’s revenue, profit from operating activities, EBITDA and Adjusted EBITDA were $3,679 million, $254 million, $465 million and $656 million, respectively. These unaudited amounts are provided on a pro forma basis and include IFRS adjustments and therefore will not agree to historically reported Pactiv results as Pactiv reported its results under U.S. GAAP.

Closure Systems International Americas, Inc.

On February 1, 2010, the Group purchased 100% of the issued capital of Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. Total consideration for the acquisition was $36 million and was paid in cash. The acquired company was subsequently renamed Closure Systems International Americas, Inc. (“CSI Americas”).

This acquisition had the following effect on the Group's assets and liabilities at the acquisition date:

(In $ million)	Recognized values on acquisition
Cash and cash equivalents	11
Trade and other receivables	3
Inventories	10
Deferred tax assets	11
Property, plant and equipment	14
Intangible assets (excluding goodwill)	4
Trade and other payables	(7)
Net assets acquired	46
Difference between net assets acquired and consideration paid	(10)
Consideration paid, settled in cash	36
Cash acquired	(11)
Net cash outflow	25

The acquisition of CSI Americas contributed revenue of $52 million and a net profit of $3 million to the Group for the year ended December 31, 2010. If the purchase had occurred on January 1, 2010, management estimates that CSI Americas would have contributed additional revenue of $4 million, additional EBITDA of $3 million and additional profit after tax of $1 million.

27.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2012	2011
Less than one year	111	111
Between 1 and 5 years	222	247
More than 5 years	79	83
Total	412	441

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the financial statements
For the year ended December 31, 2012

During the year ended December 31, 2012, $135 million of operating lease expense was recognized in the statement of comprehensive income as a component of profit or loss (2011: $107 million; 2010: $51 million).

28.    Capital commitments

As of December 31, 2012, the Group had entered into contracts to incur capital expenditures of $177 million (2011: $106 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled primarily in the following financial year.

29.    Contingencies

	As of December 31,
(In $ million)	2012	2011
Contingent liabilities	37	19

The contingent liabilities primarily arise from the guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2012, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 18.

30.    Subsequent events

RGHL and certain members of the Group filed a registration statement with the SEC pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the September 2012 Senior Secured Notes for new registered notes having terms substantially identical to the terms of the original notes. The registration statement was declared effective by the SEC on December 27, 2012 and on January 29, 2013 the exchange offer for the new registered notes was consummated.

Other than the item disclosed above, there have been no events subsequent to December 31, 2012, which would require accrual or disclosure in these financial statements.