Form 20-F
period 2013-12-31
Reynolds Group Holdings Ltd
filed 2014-02-27
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

Reynolds Group Holdings Limited
(Registrant)

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
February 26, 2014

ANNUAL REPORT
For the fiscal year ended December 31, 2013

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: 847 482 2409
Fax: 847 615 6417
Email: enquiries@reynoldsgroupholdings.com

ANNUAL REPORT
For the fiscal year ended December 31, 2013

BEVERAGE PACKAGING HOLDINGS GROUP
Luxembourg
(Jurisdiction of incorporation or organization)

c/o Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: 847 482 2409
Fax: 847 615 6417
Email: enquiries@reynoldsgroupholdings.com

Introductory Note

In this annual report, references to “we,” “us,” “our” or the "RGHL Group" are to Reynolds Group Holdings Limited ("RGHL") and its consolidated subsidiaries, unless otherwise indicated. Certain terms used in this annual report are defined in the glossary starting on page 155.

We have prepared this annual report pursuant to (i) the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to those of our outstanding notes covered by effective registration statements filed with the United States Securities and Exchange Commission (the “SEC”), (ii) the requirements of the indentures governing certain of our outstanding notes that are not covered by an effective registration statement filed with the SEC, and (iii) the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). The notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020

•	The February 2012 9.875% Senior Notes due 2019

•	The August 2011 7.875% Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021

•	The October 2010 7.125% Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019

•	The May 2010 8.500% Senior Notes due 2018

•	Notes not covered by an effective registration statement filed with the SEC (collectively, the “2013 Notes”), comprised of:

•	The November 2013 5.625% Senior Notes due 2016 and the December 2013 6.000% Senior Subordinated Notes due 2017

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group ("Bev Pack"), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), subsidiaries of RGHL, which information is included in this annual report. These indentures, as well as our Senior Secured Credit Facilities, are described more fully in this annual report.

Non-GAAP Financial Measures

In this annual report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization, (“EBITDA”) and Adjusted EBITDA, each with the meanings and as calculated as set forth in “Item 5. Operating and Financial Review and Prospects — Results of Operations.” These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS, as applicable, included in this annual report. For additional information regarding the non-GAAP financial measures used by management, refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Forward-Looking Statements

This annual report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate," "plan," “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our exposure to environmental liabilities and potential changes in legislation or regulation;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, competition and pricing pressure;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to our pension plans;

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

We operate through six segments:

•	SIG, which manufactures aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces.

•	Evergreen, which manufactures fresh carton packaging for beverage products, primarily for the juice and milk markets.

•	Closures, which manufactures plastic beverage caps, closures and high speed rotary capping equipment, primarily for the carbonated soft drink, non-carbonated soft drink and bottled water markets.

•	Reynolds Consumer Products, which manufactures branded and store branded consumer products including aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•	Pactiv Foodservice, which manufactures foodservice and food packaging products.

•	Graham Packaging, which manufactures blow molded plastic containers for consumer products.

We are part of a group of private companies based in New Zealand that are wholly-owned by Mr. Graeme Hart, our strategic owner.

Presentation of Financial Information

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. RGHL is a holding company that operates through six segments (SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging) that it acquired in a series of transactions. The segments that comprise the RGHL Group have not been owned, directly or indirectly, by a single company that consolidated their financial results or operated them as a single combined business for all the years for which financial results are presented in this annual report. See "Item 4. Information on RGHL — History and Development" for details related to the transactions by which the RGHL Group has been formed.

The table below summarizes the audited financial statements and selected financial information that are presented herein, prepared in accordance with IFRS as issued by the IASB:

Year Ended December 31,
	2013	2012	2011(1)	2010(2)	2009
RGHL Group	Consolidated financial statements as of and for the year ended December 31, 2013	Consolidated financial statements as of and for the year ended December 31, 2012	Consolidated financial statements for the year ended December 31, 2011 and selected financial information as of December 31, 2011	Selected financial information as of and for the year ended December 31, 2010	Selected financial information as of and for the year ended December 31, 2009
Beverage Packaging Holdings Group(3)	Combined financial statements as of and for the year ended December 31, 2013	Combined financial statements as of and for the year ended December 31, 2012	Combined financial statements for the year ended December 31, 2011 and selected financial information as of December 31, 2011	Selected financial information as of and for the year ended December 31, 2010	Selected financial information as of and for the year ended December 31, 2009
Beverage Packaging Holdings (Luxembourg) I S.A.(4)	Consolidated financial statements as of and for the year ended December 31, 2013	Consolidated financial statements as of and for the year ended December 31, 2012	Consolidated financial statements for the year ended December 31, 2011	N/A	N/A

(1)	Includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

(2)	Includes the operations of Pactiv for the period from November 16, 2010 to December 31, 2010.

(3)	Included in this annual report to satisfy reporting requirements under the indentures governing the Reynolds Notes and the 2013 Notes.

(4)
Included in this annual report pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of BP I constitutes a substantial portion of the collateral that secures the Reynolds Notes.

Selected Historical Consolidated Financial Data

RGHL Group

The selected historical financial data of the RGHL Group as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. The selected historical financial data of the RGHL Group as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from the RGHL Group's audited financial statements which are not included in this annual report.

The following data should be read in conjunction with the RGHL Group's audited consolidated financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “— Risk Factors.”

(In $ million)	2013	2012(1)	2011(1)(2)	2010(1)(3)	2009(1)(4)
Income Statement Data
Revenue	13,973	13,830	11,819	6,801	5,931
Gross profit	2,652	2,620	2,088	1,271	1,252
Profit (loss) from operating activities	1,280	1,232	817	641	768
Net financial expenses	(1,244)	(1,404)	(1,398)	(686)	(492)
Profit (loss) before income tax	36	(172)	(581)	(45)	276
Income tax (expense) benefit	(104)	74	95	(70)	(154)
Profit (loss)	(68)	(98)	(486)	(115)	122
Balance Sheet Data
Cash and cash equivalents	1,490	1,556	597	664	516
Trade and other receivables	1,508	1,443	1,509	1,150	683
Inventories	1,647	1,612	1,764	1,281	756
Property, plant and equipment	4,353	4,363	4,546	3,266	1,825
Intangible assets	12,055	12,274	12,545	8,748	3,279
Total assets	22,383	22,481	21,847	15,976	7,761
Trade and other payables — current	1,799	1,808	1,760	1,246	761
Borrowings — current	471	524	521	141	112
Borrowings — non-current	17,466	17,378	16,625	11,701	4,842
Total liabilities	22,614	23,137	22,342	15,625	6,666
Net assets (liabilities)	(231)	(656)	(495)	351	1,095
Other Data
Cash provided from (used in):
Operating activities	785	918	443	383	770
Investing activities	(764)	(539)	(2,502)	(4,588)	(135)
Financing activities	(101)	555	2,006	4,345	(501)
Capital expenditures	724	650	520	337	292
EBITDA	2,300	2,366	1,789	1,145	1,270
Adjusted EBITDA	2,612	2,557	2,112	1,237	1,140
Ratio of earnings to fixed charges(5)	1.0x	—	—	—	1.7x

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)
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

(5)
The ratio of earnings to fixed charges is calculated by dividing earnings before income taxes from continuing operations by fixed charges of continuing operations. For the years presented, fixed charges consisted of interest expense, amortization and the write-off of deferred financing costs and original issue discount, and management's estimate of interest within rent expense using an approximate interest factor. Due to pre-tax losses in 2012, 2011 and 2010, the ratio coverage was less than 1.0x. The RGHL Group would have needed to generate additional earnings of $197 million, $596 million and $60 million in 2012, 2011 and 2010, respectively, in order to achieve a ratio coverage of 1.0x.

Bev Pack

The selected historical combined financial data of Bev Pack as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from Bev Pack's audited combined financial statements included elsewhere in this annual report. The selected historical combined financial data of Bev Pack as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from Bev Pack's audited combined financial statements which are not included in this annual report.

The following data should be read in conjunction with Bev Pack's audited combined financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “— Risk Factors.”

(In $ million)	2013	2012(1)	2011(1)(2)	2010(1)(3)	2009(1)(4)
Income Statement Data
Revenue	13,973	13,830	11,819	6,801	5,931
Gross profit	2,652	2,620	2,088	1,271	1,252
Profit (loss) from operating activities	1,318	1,264	819	645	768
Net financial expenses	(1,262)	(1,422)	(1,414)	(698)	(487)
Profit (loss) before income tax	56	(158)	(595)	(53)	281
Income tax (expense) benefit	(99)	78	99	(67)	(153)
Profit (loss)	(43)	(80)	(496)	(120)	128
Balance Sheet Data
Cash and cash equivalents	1,490	1,556	597	663	515
Trade and other receivables	1,503	1,433	1,504	1,145	683
Inventories	1,647	1,612	1,764	1,281	756
Property, plant and equipment	4,353	4,363	4,546	3,266	1,825
Intangible assets	12,055	12,274	12,545	8,748	3,279
Total assets	22,076	22,164	21,571	15,714	7,534
Trade and other payables — current	1,782	1,791	1,749	1,236	756
Borrowings — current	470	523	520	140	112
Borrowings — non-current	17,466	17,394	16,641	11,717	4,858
Total liabilities	22,588	23,126	22,342	15,629	6,684
Net assets (liabilities)	(512)	(962)	(771)	85	850

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of Bev Pack's audited combined financial statements included elsewhere in this annual report for additional information.

(2)
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

Risk Factors

Holders of our securities should carefully consider the following risk factors, in addition to the other information presented in this annual report, including the discussions set forth in "Item 4. Information on RGHL" and "Item 5. Operating and Financial Review and Prospects" and all the financial statements and related notes, in evaluating our business and an investment in the Reynolds Notes or the 2013 Notes. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of such notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may materially and adversely impact our business, financial condition or results of operations.

Risks Related to Our Business

Our business and financial performance may be harmed by future increases in raw material, energy and freight costs.

Raw material costs represent a significant portion of our cost of sales, so changes in raw material prices may impact our results of operations. The primary raw materials used to manufacture our products are plastic resin (particularly polypropylene (“PP”), polyethylene (“PE"), polystyrene ("PS") and polyethylene terephthalate ("PET")), aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). The prices of our raw materials have fluctuated significantly in recent years. See "Item 5. Operating and Financial Review and Prospects — Key Factors Influencing our Financial Condition and Results of Operations — Raw Materials and Energy Prices."

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

In addition to our dependence on primary raw materials, we are also dependent on different sources of energy for our operations, such as coal, fuel oil, electricity and natural gas. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as it incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. However, there is no assurance that we can sustain the level of productivity improvements and cost reduction measures in the future. In addition, if some of our large energy contracts were to be terminated for any reason or not renewed upon expiration, or if market conditions were to substantially change resulting in a significant increase in the price of coal, fuel oil, electricity and/or natural gas, we may not be able to find alternative, comparable suppliers or suppliers capable of providing coal, fuel, electricity and/or natural gas on terms or in amounts satisfactory to us. As a result of any of these events, our business, financial condition and operating results may suffer.

We are also dependent on third parties for the transportation of both our raw materials and the products we sell. In certain jurisdictions, we are exposed to import duties and freight costs, the latter of which is influenced by carrier availability and the fluctuating costs of oil and other transportation costs.

Our business and financial performance may be adversely affected by economic downturns in the markets that we serve.

Many of our products are packaging for products manufactured by other companies, so demand for our products is directly affected by consumer consumption of the products sold in the packages we produce. General economic conditions affect consumption in SIG's, Evergreen's, Closures' and Graham Packaging's primary end-use markets, including beverage products, such as milk, other dairy products, juices, bottled water and carbonated and non-carbonated soft drinks, as well as the liquid food market and other packaged consumer products. Reynolds Consumer Products depends on the market conditions in the retail industry and consumer demand for its products which are also affected by general economic conditions. Similarly, demand for our Pactiv Foodservice products is impacted by market conditions in the foodservice industry, including restaurant demand.

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

Although capital costs in many of our businesses, particularly in the aseptic and fresh carton packaging and beverage caps and closures industries, are high and there are intellectual property and technological barriers to entry, we also face the threat of competition in the future from new entrants from other segments in the packaging market or outside the packaging market, as well as from existing suppliers. For example, SIG faces potential competition, particularly in emerging markets, from companies that supply carton sleeves to customers who already own filling machines. These competitors do not incur the capital costs associated with the production and supply of filling machines and are, therefore, able to provide carton sleeves at a lower cost. As a result, to the extent there are new entrants, it may become difficult for us to increase or even maintain our carton sleeves prices. In addition to other aseptic and fresh carton packaging suppliers, our aseptic and fresh carton packaging businesses also face competition from packaging made from PET and other substrates. The prices that we can charge for our products and systems are therefore constrained by the availability and cost of substitutes. Some customers or potential customers of our caps and closures business, especially in emerging markets, might explore the option to self-manufacture caps and closures, which may adversely affect our financial condition and results of operations.

Evergreen also competes in the paper, cupstock and ovenable packaging board markets. Some of our competitors in these markets have lower costs than we do and may be less adversely affected than we are by price declines or by increases in raw material costs. In addition, several of our competitors in these markets have significantly greater financial and other resources and a lower product cost basis than we have and thus can better withstand adverse economic or market conditions. Moreover, changes within the paper industry have occurred, including the consolidation of producers of products that compete with us, consolidation within the distribution channels for our products, and the increased use of electronic data transmission, and may continue to occur, and may adversely affect our business and financial performance.

Reynolds Consumer Products is subject to intense competition in a marketplace dominated by large retailers. We compete with diverse manufacturers of consumer products including large and well-established multinational companies, as well as regional and local companies. Our principal customers are grocery stores, mass-merchants, clubs, discount stores and drug stores. The rapid growth of these large retailers, together with changes in consumer purchasing patterns, have contributed to the formation of dominant multi-category retailers that have strong negotiating power with suppliers. Current trends among such retailers include fostering high levels of competition among suppliers, demanding innovative new products from suppliers and requiring suppliers to maintain or reduce product prices and deliver products within shorter lead times. Other trends include consumers shifting purchasing channels by moving away from grocery stores and towards clubs and mass-merchants and retailers who import products directly from foreign sources and sourcing and selling products under their own store brands, which compete with our Reynolds and Hefty branded products.

Pactiv Foodservice is subject to competition from national and regional manufacturers with varying value propositions.

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

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure, and often constrains our ability to pass through price increases. SIG's, Evergreen's and Closures' products are generally sold under multi-year supply agreements with many of their customers. Reynolds Consumer Products generally sells its branded products pursuant to informal trading policies and its store branded products under one year or multi-year agreements. Pactiv Foodservice sells the majority of its products under agreements ranging from one to three years, with the balance sold pursuant to purchase orders or formal short-term supply agreements. In addition, we do not have written agreements with some of our customers and many of our agreements can be terminated on short notice. Graham Packaging's sales are made pursuant to long-term customer purchase orders and contracts which typically vary in length with terms up to ten years. The contracts are requirements contracts which do not obligate the customer to purchase any given amount of product from Graham Packaging. Prices under Graham Packaging's arrangements are tied to market standards and therefore vary with market conditions. SIG, Evergreen and Closures typically offer their major customers a variety of incentives to purchase their filling and capping machines or lease their filling machines. If our major customers reduce purchasing volumes or stop purchasing our products, our business and results of operations would likely be adversely affected. It is possible that we will lose customers in the future, which may adversely affect our business and results of operations.

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

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the United States Environmental Protection Agency (“EPA”) is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand. Additionally, the EPA is continuing the development of other new standards and programs that may be applicable to our operations. For example, in December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as "Boiler MACT". Based on available information, Evergreen currently estimates capital costs to comply with the final Boiler MACT rules will be between $31 million and $46 million; approximately $29 million to $44 million of such costs will be spent in connection with boilers at its Canton, North Carolina mill and $2 million in costs will be incurred in connection with a boiler at its Pine Bluff, Arkansas mill. Evergreen expects to incur the Canton costs by 2019 and the Pine Bluff costs by 2016. Evergreen does not expect the Boiler MACT rules to have a material adverse effect on its business and does not expect the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

We may not be able to realize some or all of the cost savings we expect to achieve in the future as a result of our restructuring and cost savings programs in the time frame we anticipate. For a detailed description of these cost savings measures expected, refer to “Item 5. Operating and Financial Review and Prospects.” A variety of factors could cause us not to realize some of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, and lack of ability to eliminate duplicative back office overhead and redundant selling, general and administrative functions, obtain procurement related savings, rationalize our distribution and warehousing networks, rationalize manufacturing capacity and shift production to more economical facilities and avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

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

While we manufacture most of our products in a number of diversified facilities, a loss of the use of all or a portion of any of our key manufacturing facilities due to an accident, labor issues, weather conditions, natural disaster or otherwise could have a material adverse effect on our financial condition or results of operations. In addition, certain of our products are produced at only one or at a small number of facilities, increasing the risks associated with a loss of use of such facilities. For example, we only perform the foil rolling phase of our foil manufacturing process at our Louisville plant and the melting and casting phase at our Hot Springs facility. Loss or a prolonged disruption of either of these two facilities would significantly interrupt our production process and adversely affect our business and results of operations. In September 2012, we ceased foil rolling operations at our Louisville plant for 13 days because of a potential risk that we could have exceeded the limit under the plant's air emissions permit. Because we were able to recommence operations within a relatively short period of time, the impact of this event on our business was not material. However, an event that triggered a larger disruption of production at that facility could have a material adverse effect on our financial condition or results of operations. Other examples of events that have caused plant shut-downs or disrupted production include (i) a fire in May 2013 at Pactiv Foodservice's facility in Macon, Georgia, which manufactures molded fiber products (primarily egg cartons) that caused that plant to be closed while it is being repaired, (ii) storm damage and flooding from Hurricane Sandy in October 2012 at Pactiv Foodservice's Kearny, New Jersey plant, where injection molded products were manufactured, that led to the closure of that plant and the relocation of such production to other facilities, and (iii) a flood at our Louisville plant in 2009, which required us to suspend production at that facility for a short period of time. Other facilities have from time to time been impacted by adverse weather and other natural events, and while to date no such event has had a material adverse effect on our business, the prolonged loss of a key manufacturing facility could have such an effect.

Future government regulations and judicial decisions affecting products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products.

Government regulations and judicial decisions that affect the products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products. For example, legislation has been passed in Germany that requires a deposit to be paid for certain disposable beverage packages. It is possible that in the future our products may become subject to such deposit requirements if the recycling of our products falls below acceptable thresholds. Future legislation could also limit the use of our products or impose certain taxes on the use of our products. Such legislation could significantly reduce demand for many of our products and adversely affect our sales.

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

Additionally, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging rely on a relatively small number of customers for a significant portion of their revenue. In 2013, (i) Reynolds Consumer Products' top ten customers accounted for 65% of its revenue, with one customer accounting for 39% of revenue, (ii) Pactiv Foodservice's top ten customers accounted for 54% of its revenue, with two customers, one of which was Reynolds Consumer Products, each accounting for approximately 13% of revenue. In 2013, Graham Packaging's top ten customers accounted for 46% of its revenue. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

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

In addition to relying on the patent and trademark rights granted under the laws of the United States, countries in Europe and various other countries in which we operate, we rely on unpatented proprietary knowledge and trade secrets and employ various methods, including confidentiality agreements with employees and third parties, to protect our knowledge and trade secrets. However, these precautions and our patents and trademarks may not afford complete protection against infringement by third parties, and there can be no assurance that others will not independently develop the knowledge and trade secrets. Patent and trademark rights are territorial; thus, the patent and trademark protection we do have will only extend to those countries in which we have been issued patents and have registered trademarks. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and various European countries. Further, we may not be able to prevent current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information. It is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. Infringement of our intellectual property may adversely affect our results of operations and make it more difficult for us to establish a strong market position in countries which may not afford adequate protection of intellectual property. Additionally, we have licensed, and may license in the future, patents, trademarks, trade secrets and similar proprietary rights to third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected when entering into business relationships, third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation. If necessary, we also rely on litigation to enforce our intellectual property rights and contractual rights, and, if not successful, we may not be able to protect the value of our intellectual property. Any litigation could be protracted and costly and could have a material adverse effect on our business and results of operations regardless of its outcome.

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

A significant portion of our employees in the United States and other countries are subject to collective bargaining agreements. In addition, many of our employees in Asia, Europe, Mexico and South America are represented by works councils. The transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by workers that are members of labor unions is critical to our business. In many cases, before we take significant actions with respect to our production facilities, such as workforce reductions or closures, we must reach agreement with applicable labor unions and employee works councils. The failure to maintain satisfactory relationships with our employees and their representatives, or prolonged labor disputes, slowdowns, strikes or similar actions, could have a material adverse effect on our business and results of operations.

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

Our largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results of operations compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations, (ii) governmental regulations related to funding of retirement plans in the United States and foreign countries and (iii) financial market performance. As of December 31, 2013, Pactiv's U.S. pension plan was underfunded by $290 million and subsequent adverse financial market performance and decreases in interest rates may significantly increase this deficit. Future contributions to our pension plans, including Pactiv's U.S. pension plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

In addition, Evergreen and Pactiv Foodservice participate in the PACE Industry Union-Management Pension Fund (“PIUMPF”), a multi-employer pension plan that covers certain of their employees. Graham Packaging had withdrawn from this plan prior to the acquisition by the RGHL Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions in November 2013 to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements, we will be required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which we currently estimate to be approximately $5 million per year for 20 years. As a result, we have accrued a liability of $66 million in the fourth quarter of 2013 for the present value of such future payments, however the amount may change depending on the negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2017, our annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. Therefore, the aggregate amount of our required payments could increase and the increase could be material.
We expect to pursue and execute acquisitions, which, if not successful, could adversely affect our business.

As part of our strategy, we plan to consider the acquisition of other companies, assets and product lines that either complement or expand our existing business. These acquisitions may be significant in size, scope or otherwise. However, we may not be able to continue to grow through acquisitions and cannot provide assurance that we will be able to consummate any acquisitions or that any future acquisitions will be consummated at acceptable prices and terms or that the acquired businesses will be successfully integrated into our current operations. Acquisitions involve a number of specific risks, including:

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

Our ability to successfully implement our business plan and achieve targeted financial results depends on our ability to successfully integrate businesses we have acquired in the past or may acquire in the future. Acquisitions inherently involve risks, including those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of operations. There may be additional costs or liabilities associated with the acquisitions that we have consummated in recent years that we did not anticipate at the time such acquisitions were consummated, including an unexpected loss of key employees or customers and hiring additional management and other critical personnel. These acquisitions may also be disruptive to our ongoing business and may not be favorably received by our customers. Any of these risks could adversely affect our business, financial condition and results of operations.

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

The global capital and credit markets have undergone periods of significant unprecedented volatility and disruption and the global economy recently experienced a recession. Our results of operations and financial position have been, and may continue to be, negatively affected by adverse changes in the global capital and credit markets and the economy in general, both in the United States and elsewhere around the world. Economic conditions may also adversely affect the ability of our lenders, customers and suppliers to continue to conduct their respective businesses and may affect our ability to operate our production facilities in an economical manner. Many of our customers rely on access to credit to fund their operations. The inability of our customers to access credit facilities may adversely affect our business by reducing our sales, increasing our exposure to accounts receivable bad debts and reducing our profitability.

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

On November 7, 2012, certain members of the RGHL Group entered into the Securitization Facility. The Securitization Facility is for an amount up to $600 million. As of December 31, 2013, the RGHL Group had drawn $445 million under this facility. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The funding base may vary, on a monthly basis, throughout the term of the Securitization Facility. To the extent the amount of eligible trade receivables decreases, we may be required to pay down existing borrowings under the Securitization Facility, which could require us to use cash on hand or revolver availability which may not be available or may be more expensive than borrowings under the Securitization Facility.

In addition, SIG currently sells, and our other segments may in the future sell, a significant portion of its trade receivables through separate factoring programs to finance our working capital needs. As of December 31, 2013, 41% of SIG's trade receivables were subject to non-recourse factoring programs. The factoring programs are an important source of liquidity, even though the SIG program is not reflected on our balance sheet.

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

We regularly enter into hedging transactions to limit our exposure to raw material and energy price risks. Our hedges are primarily related to resin, aluminum, natural gas, ethylene, benzene, diesel and corn. If our hedging strategies prove to be ineffective or if we fail to effectively monitor and manage our hedging activities, we could incur significant losses which could adversely affect our financial position and results of operations, and we could experience significant fluctuations in our earnings from period to period. Factors that could affect the impact and effectiveness of our hedging activities include the accuracy of our operational forecasts of raw material and energy needs and volatility of the commodities and raw materials pricing markets.

We depend on a small number of suppliers for our raw materials and any interruption in our supply of raw materials would harm our business and financial performance.

Some of our key raw materials are sourced from a relatively small number of suppliers. As a consequence, we are dependent on these suppliers for an uninterrupted supply of our key raw materials. Such supply could be disrupted for a wide variety of reasons, many of which are beyond our control. We have written contracts with some but not all of our key suppliers, and many of our written contracts can be terminated on short notice or include force majeure clauses that would excuse the supplier’s failure to supply in certain circumstances. An interruption in the supply of raw materials for an extended period of time could have an adverse impact on our business and results of operations.
As an example, SIG has a limited number of qualified suppliers of liquid paper board (“LPB”) for its aseptic carton packaging business and purchases most of its LPB requirements from Stora Enso Oyj (“Stora”). SIG has purchased LPB from Stora for several years, generally pursuant to written contracts but from time to time without a written contract in place. SIG's current contract with Stora runs through December 31, 2017. SIG purchases LPB from other suppliers, including Whakatane Mill Ltd., our internal LPB supplier, but if Stora were unwilling or unable to supply LPB to SIG and SIG was unable to obtain a replacement supplier of LPB for the lost volume within a reasonable amount of time, SIG may experience a significant interruption in its production of aseptic carton packaging sleeves, which may adversely affect our business and results of operations.
Another example is that Evergreen does not own or control any timberlands and must buy its fiber either through supply agreements or on the open market. Evergreen purchases approximately 25% of its total wood fiber requirements from one supplier under an agreement that expires on May 14, 2014, for which it is currently negotiating a replacement agreement, and the prices that Evergreen pays for wood fiber under that agreement or any replacement agreement at any particular time may be greater or less than spot market prices. Evergreen also has agreements with numerous other suppliers to purchase wood fiber at market prices. If any of these agreements were to be terminated for any reason, or not renewed upon expiration, or if market conditions were to substantially change, we may not be able to find alternative, comparable suppliers or suppliers capable of providing our wood fiber needs at prices or on terms satisfactory to us and as a result, our business, financial condition and operating results could suffer.
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

Goodwill is a material component of our statement of financial position and impairments of such balance could have a significant impact on our results.

We have recorded a significant amount of goodwill in our consolidated financial statements resulting from our acquisitions. We test the carrying value of goodwill for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. While we have concluded, for each year presented in our consolidated financial statements included in this annual report, that our goodwill is not impaired, future events could cause us to conclude that the goodwill associated with a given segment may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on our results of operations and financial position.

The RGHL Group’s limited operating history as a single company combining all of the RGHL Group’s segments and the challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult.

The businesses that constitute our segments were acquired in a series of transactions primarily between 2007 and 2011. The RGHL Group’s limited operating history as a single company combining all of our segments for all years presented in this annual report makes evaluating our business and our future financial prospects more difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

Although the financial statements of the RGHL Group included in this annual report reflect the operations of our SIG, Evergreen and Closures segments and the operations of our Reynolds consumer products business and Reynolds foodservice packaging business, which are part of our Reynolds Consumer Products and Pactiv Foodservice segments, respectively, we did not operate these businesses during all of the periods presented, even though they are presented as combined in the RGHL Group's financial statements. These businesses have been under common ownership and control through entities ultimately 100% owned by Mr. Graeme Hart for several years. However, these businesses were not owned, directly or indirectly, by a single company that consolidated their financial results or managed them on a combined basis prior to September 1, 2010. In addition, the RGHL Group’s financial statements reflect the operations of (i) our Pactiv foodservice packaging and Hefty consumer products businesses only for the period from November 16, 2010 (ii) Dopaco (included in our Pactiv Foodservice segment) only for the period from May 2, 2011 and (iii) Graham Packaging only for the period from September 8, 2011, reflecting the respective dates on which we acquired these businesses.

Risks Related to Our Structure, the Guarantees, the Collateral, the Reynolds Notes and the 2013 Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Reynolds Notes, the 2013 Notes and our other debt obligations.

We have a substantial amount of outstanding indebtedness which totaled $18,137 million as of December 31, 2013, comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Refer to note 18 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for details of the RGHL Group’s borrowings as of December 31, 2013.

Our substantial indebtedness could have significant consequences for you. For example, it could:

•	make it more difficult for us to generate sufficient cash to satisfy our obligations with respect to the Reynolds Notes, the 2013 Notes and our other indebtedness;

•	increase our vulnerability to general adverse economic and market conditions;

•	limit our ability to obtain additional financing necessary for our business;

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

•
subject us to financial and other restrictive covenants, which, if we fail to comply with these covenants and that failure is not waived or cured, could result in an event of default under our indebtedness.

Despite our substantial indebtedness, we may be able to incur substantially more debt.

Despite our substantial indebtedness we may be able to incur or issue substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indentures governing the Reynolds Notes and the 2013 Notes and in the terms of our Senior Secured Credit Facilities, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined in such restrictions, such as certain contingent obligations incurred in the ordinary course of business.

Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial covenants in the indentures governing the Reynolds Notes and the 2013 Notes and in the terms of our Senior Secured Credit Facilities. The indentures governing the Reynolds Notes and the 2013 Notes permit us to incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indentures governing the Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indentures governing the Reynolds Senior Notes and the 2013 Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indenture governing the 2013 Senior Subordinated Notes, the liens secure senior indebtedness.

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

The amount of indebtedness that we can incur at any point in time will vary materially as a result of historical and pro forma changes in our earnings, cash flows and performance against contractual ratios and other results and factors.

Restrictive covenants in the Reynolds Notes, the 2013 Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

The respective indentures governing the Reynolds Notes and the 2013 Notes contain restrictive covenants that limit our ability to, among other things:

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

These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In addition, the Senior Secured Credit Facilities contain, and our future indebtedness may contain, other and more restrictive covenants and also prohibit us from prepaying certain of our other indebtedness, including the 2013 Senior Notes, prior to discharge of the Senior Secured Credit Facilities or such future indebtedness. The Reynolds Senior Secured Notes and the 2013 Intercreditor Agreement (the "2013 Intercreditor Agreement") described in "Item 10. Additional Information — Material Contracts" also contain restrictions on our ability to prepay the 2013 Notes prior to the redemption of the Reynolds Senior Secured Notes and, in the case of the 2013 Intercreditor Agreement, the Senior Secured Credit Facilities. The Senior Secured Credit Facilities require us to maintain a senior secured first lien leverage ratio. Our future indebtedness may contain similar or other financial ratios set at levels determined by us and our future lenders. The ability to meet the leverage ratio could be affected by a deterioration in our operating results, as well as by events beyond our control, including increases in raw material prices and unfavorable economic conditions, and we cannot assure you that the leverage ratio will be met. It may be necessary to obtain waivers or amendments with respect to covenants under the indentures governing the Reynolds Notes and the 2013 Notes, and in the terms of the Senior Secured Credit Facilities or our future indebtedness from time to time, but we cannot assure you that we will be able to obtain such waivers or amendments. A breach of any of these covenants, leverage ratio or restrictions could result in an event of default under the indentures governing the Reynolds Notes and the 2013 Notes and in the terms of the Senior Secured Credit Facilities or our future indebtedness and any of our other indebtedness or result in cross-defaults under certain of our indebtedness. Upon the occurrence of an event of default under the indentures governing the Reynolds Notes, the 2013 Notes, the terms of the Senior Secured Credit Facilities or such other indebtedness, the lenders could terminate their commitment to lend and elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If the lenders accelerate the payment of that indebtedness or foreclose on the assets securing that indebtedness, including the collateral, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness then outstanding, including the Reynolds Notes and the 2013 Notes.

Our ability to generate the significant amount of cash needed to pay interest and principal on the Reynolds Notes and the 2013 Notes and service our other debt and the ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

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

As of December 31, 2013, we had $18,137 million of outstanding indebtedness, comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Our annual cash interest obligations for 2014 on our Senior Secured Credit Facilities, the Reynolds Notes, the 2013 Notes, the Securitization Facility and our other indebtedness are expected to be $1,264 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. Any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Reynolds Notes and the 2013 Notes. In addition, we may want or need to refinance some or all of our indebtedness prior to maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing the Reynolds Notes and the 2013 Notes and the terms of the Senior Secured Credit Facilities restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. We cannot assure you that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

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

A portion of our outstanding debt, including the indebtedness we have incurred under the Senior Secured Credit Facilities and the Securitization Facility and, potentially, our future indebtedness, bears interest at variable rates. As of December 31, 2013, we had $3,070 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Reynolds Notes, the 2013 Notes and our other debt obligations. The impact on us of such an increase would be more significant than it would be on some other companies because of our substantial debt.

The Reynolds Notes are joint and several obligations of a Luxembourg-based société anonyme (limited liability company), a U.S.-based corporation and a U.S.-based limited liability company, each having no independent operations or subsidiaries, and as a result, the Reynolds Notes Issuers' ability to service the Reynolds Notes is dependent on cash flow generated by members of the RGHL Group and their ability and willingness to make distributions to the Reynolds Notes Issuers.

Reynolds Group Issuer Inc. ("US Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and it has no material assets. Reynolds Group Issuer LLC ("US Co-Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. Reynolds Group Issuer (Luxembourg) S.A. ("Lux Issuer" and together with the US Issuer and the US Co-Issuer the “Reynolds Notes Issuers”), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. As a result of the foregoing, the Reynolds Notes Issuers' cash flows and their ability to service their indebtedness, including their ability to pay the interest and principal amount in respect of the Reynolds Notes when due, depend on the performance of the RGHL Group and the ability of members of the RGHL Group to provide funds to the Reynolds Notes Issuers.

Accordingly, repayment of the Reynolds Notes Issuers' indebtedness, including the Reynolds Notes, depends on the generation of cash flow by the RGHL Group, and (if they are not guarantors of the Reynolds Notes) the ability of RGHL Group members to make such cash available to the Reynolds Notes Issuers whether by dividend, debt repayment, investment, loan, advance or otherwise. Unless they are guarantors of the Reynolds Notes, members of the RGHL Group do not have any obligation to pay amounts due on such Reynolds Notes or to make funds available for that purpose. Our subsidiaries may not be able to make payments to each Reynolds Notes Issuer to enable it to make payments in respect of its indebtedness, including the Reynolds Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit the Reynolds Notes Issuers' ability to obtain cash from our subsidiaries. While the indentures governing the Reynolds Notes and the 2013 Notes limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Reynolds Notes Issuers, these limitations are subject to certain qualifications and exceptions. In the event that the Reynolds Notes Issuers do not receive payments from our subsidiaries, they may be unable to make required principal and interest payments on their indebtedness, including the Reynolds Notes.

In addition, any payment of interest, dividends, distributions, debt repayments, investments, loans or advances by our subsidiaries to the Reynolds Notes Issuers could be subject to restrictions on such payments under applicable local law, monetary transfer restrictions, withholding taxes and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or under arrangements with local partners.

The 2013 Notes are joint and several obligations of a Luxembourg-based société anonyme (limited liability company) and a U.S.-based corporation, each having no independent operations or subsidiaries, and as a result, the 2013 Notes Issuers' ability to service the 2013 Notes is dependent on cash flow generated by members of the RGHL Group and on payments received under proceeds loans.

Beverage Packaging Holdings II Issuer Inc. (“BP II Issuer” and together with BP II the “2013 Notes Issuers”) is a finance company with no operations of its own and no material assets, except its financing activities as a co-issuer of the 2013 Notes and payments of related fees and expenses. BP II is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. The 2013 Notes Issuers are not permitted to engage in any activities other than the issuance of the 2013 Notes, shares, any additional notes and any other permitted debt, guaranteeing the indebtedness of RGHL, BP I and their restricted subsidiaries and activities that are incidental to or necessary or convenient to the foregoing.

BP II has no subsidiaries and its only material asset and potential source of income is its right to receive payments under its loans to BP I of the proceeds of the 2013 Notes (the “2013 Proceeds Loans”). The ability of the 2013 Notes Issuers to make payments on the 2013 Notes is therefore dependent on the payments received under the 2013 Proceeds Loans and other funds that may be received from BP I and its subsidiaries. However, there is no obligation on the part of BP I and its subsidiaries to provide funds to the 2013 Notes Issuers other than the guarantees mentioned below and the 2013 Proceeds Loans. If payments on the 2013 Proceeds Loans are not made by BP I, for whatever reason, the 2013 Notes Issuers may not have funds available to them that would permit them to make payments on the 2013 Notes. In such circumstances, the holders of the 2013 Notes would have to rely upon claims for payment under the guarantees, which claims would be subject to a number of significant risks, including those described below.

BP I, the borrower under the 2013 Proceeds Loans, is an intermediate holding company that is an indirect parent company of our operating subsidiaries. BP I has no material assets other than shares of its subsidiaries and certain intercompany loans, payables and receivables. As a consequence of the foregoing, BP I's ability to make payments under the 2013 Proceeds Loans and, in turn, the 2013 Notes Issuers’ ability to make payments on the 2013 Notes, will be substantially dependent upon dividends, loans and other intercompany payments from BP I's subsidiaries. BP I's subsidiaries may not be able to generate sufficient cash to make such payments or have adequate distributable reserves to distribute funds to BP I to enable it to make payments on the 2013 Proceeds Loans. Furthermore, the ability of BP I's subsidiaries to distribute earnings to BP I by way of dividends, distributions, interest returns on investments, including repayment of loans and other payments, is subject to various restrictions, including those arising under applicable law and our various debt agreements.

The 2013 Proceeds Loans are also subject to subordination provisions similar to those applicable to the senior subordinated guarantees of the 2013 Senior Notes and the subordinated guarantees of the 2013 Senior Subordinated Notes, including payment blockage, standstill on enforcement and turnover provisions in favor of the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes.

As a result of the foregoing, the 2013 Notes Issuers’ cash flows and their ability to service their indebtedness, including their ability to pay the interest and principal amount in respect of the 2013 Notes when due, depend on the performance of the RGHL Group and BP II’s right to receive payments under the 2013 Proceeds Loans. Accordingly, repayment of the 2013 Notes Issuers' indebtedness, including the 2013 Notes, depends on the generation of cash flow by the RGHL Group, and (if they are not guarantors of the 2013 Notes) the ability of RGHL Group members to make such cash available to BP I and the 2013 Notes Issuers and BP I’s ability to make payments on the 2013 Proceeds Loans to BP II. Unless they are guarantors of the 2013 Notes, members of the RGHL Group do not have any obligation to pay amounts due on such 2013 Notes or to make funds available for that purpose. Our subsidiaries may not be able to make payments to BP I or the 2013 Notes Issuers to enable the 2013 Notes Issuers to make payments in respect of their indebtedness, including the 2013 Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit BP I’s or the 2013 Notes Issuers' ability to obtain cash from our subsidiaries. While the indentures governing the Reynolds Notes and the 2013 Notes limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to BP I or the 2013 Notes Issuers, these limitations are subject to certain qualifications and exceptions. In the event that the 2013 Notes Issuers do not receive payments from BP I under the 2013 Proceeds Loans or otherwise from our subsidiaries, they may be unable to make required principal and interest payments on their indebtedness, including the 2013 Notes.

In addition, any payment of interest, dividends, distributions, debt repayments, investments, loans or advances by our subsidiaries to the 2013 Notes Issuers (including in respect of the 2013 Proceeds Loans) could be subject to restrictions on such payments under applicable local law, monetary transfer restrictions, withholding taxes and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or under arrangements with local partners.

A failure to comply with the debt covenants in the agreements governing our indebtedness could lead to an acceleration of our debt and possibly bankruptcy.

The agreement governing the Senior Secured Credit Facilities, the indentures governing the Reynolds Notes and the 2013 Notes and the terms of our other indebtedness, require us, and the terms of our future indebtedness are also likely to require us, to meet certain covenants. A default under any of our debt instruments could result in the accelerated repayment of our debt and possibly bankruptcy. This will negatively impact our ability to fulfill our obligations under the Reynolds Notes and the 2013 Notes, including our obligation to pay interest and principal thereon.

The RGHL Group is required to comply with covenants under its various debt agreements, which may be subject to multiple interpretations.

The RGHL Group is subject to covenants under its various debt agreements, such as the indentures governing the Reynolds Notes and the 2013 Notes and the credit agreement governing the Senior Secured Credit Facilities. These covenants may be subject to multiple interpretations, and, from time to time, parties to our debt agreements may disagree with our interpretation of these covenants. Disagreements with respect to the interpretation of these covenants may result in allegations of non-compliance which could result in a default or event of default under our indebtedness, either of which could materially adversely affect our financial condition.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Reynolds Notes and the 2013 Notes.

Any default under the agreements governing our indebtedness that is not cured or waived, as applicable, by the required lenders or noteholders thereunder, and the remedies sought by the holders of such indebtedness, could prevent us from making payments of principal, premium, if any, or interest on the Reynolds Notes and the 2013 Notes and could substantially decrease the market value of the Reynolds Notes and the 2013 Notes. In the event of any such default, the holders of such indebtedness could elect to declare all outstanding amounts thereunder to be due and payable, together with accrued and unpaid interest, and this may also cause a cross default in our other indebtedness. If our operating performance declines, and we breach our covenants under the agreements governing such indebtedness, we may need to seek waivers from the noteholders and the lenders under the Senior Secured Credit Facilities, or holders of our other indebtedness to avoid being in default. We may not be able to obtain a waiver from the required number of lenders or noteholders. If this occurs, we would be in default under such indebtedness, the lenders or noteholders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See "Item 10. Additional Information — Material Contracts."

We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the Reynolds Notes and the 2013 Notes and similar requirements in the agreements governing our other indebtedness.

If a specified change of control occurs in relation to us, the Reynolds Notes Issuers and the 2013 Notes Issuers would be required to make an offer to purchase all of the outstanding Reynolds Notes and the 2013 Notes (as applicable), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of a change of control under the indentures governing the Reynolds Notes and the 2013 Notes would require that the Senior Secured Credit Facilities, and may require that any of our future indebtedness, be immediately repaid or that we make an offer to repurchase it, possibly at a premium or subject to penalties. The Reynolds Notes Issuers and the 2013 Notes Issuers may be dependent on RGHL and its subsidiaries for the funds necessary to cure the events of default, or fund any mandatory prepayment or redemption caused by such change of control event. RGHL and its subsidiaries may not have sufficient financial resources to purchase all of the Reynolds Notes and the 2013 Notes that are tendered upon a change of control offer or to redeem such notes. A failure by the Reynolds Notes Issuers or the 2013 Notes Issuers to purchase the Reynolds Notes and the 2013 Notes after a change of control in accordance with the terms of the applicable indentures requiring such purchases would result in a default under the agreement governing the Senior Secured Credit Facilities and the indentures governing the Reynolds Notes and the 2013 Notes and may result in a default under any future indebtedness.

The occurrence of a change of control may not be under our control and may occur at any time. For example, Packaging Finance Limited, the direct parent of RGHL, has pledged 100% of its shares in RGHL to certain lenders in connection with a financing arrangement. Consequently, it is possible that such lenders may enforce the pledge against Packaging Finance Limited and foreclose on the RGHL shares for reasons outside of our control. Such foreclosure may result in a change of control under the terms of the indentures governing the Reynolds Notes and the 2013 Notes. In the event of a change of control, we cannot assure you that we will have sufficient assets to satisfy all of our obligations under the Senior Secured Credit Facilities, the Reynolds Notes, the 2013 Notes, any future indebtedness and any other debt requiring repayment upon such event.

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

Our obligations under the Reynolds Notes, the 2013 Notes, certain series of the Pactiv Notes and the term loans under the Senior Secured Credit Facilities mature between December 15, 2016 and August 15, 2021, and some of the maturity dates are in close proximity to each other. Based on outstanding balances as of December 31, 2013, principal amounts of $676 million mature in 2016, $916 million mature in 2017, $3,535 million mature in 2018, $6,750 million mature in 2019, $3,250 million mature in 2020, and $2,000 million mature in 2021. As a result, we may not have sufficient cash to repay all amounts under our debt obligations at maturity. Given that these debt instruments and facilities will mature in close proximity to each other, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts and it may be difficult to refinance our indebtedness.

Our Securitization Facility matures in 2017. However, amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected. As of December 31, 2013, $445 million has been drawn under the Securitization Facility.

Not all of our subsidiaries guarantee the Reynolds Notes and the 2013 Notes, and the Reynolds Notes and the 2013 Notes and the related guarantees will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.

The Reynolds Notes are guaranteed by RGHL, the 2013 Notes Issuers, BP I and subsidiaries of BP I that guarantee the Senior Secured Credit Facilities. The 2013 Notes are guaranteed by RGHL, BP I and subsidiaries of BP I that guarantee the Senior Secured Credit Facilities, including the Reynolds Notes Issuers. The guarantee of the Reynolds Notes or the 2013 Notes by a subsidiary, however, will be automatically released if such subsidiary’s guarantee of the Senior Secured Credit Facilities is released or discharged. See “- Because each guarantor's or security provider's liability under its guarantee or security may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors or security providers.” In the future, other subsidiaries will be required to guarantee the Reynolds Notes and the 2013 Notes only under certain limited circumstances. The indentures governing the Reynolds Notes and the 2013 Notes do not limit the transfer of assets to, or the making of investments in, any of our restricted subsidiaries, including our non-guarantor subsidiaries.

In the event that any non-guarantor subsidiary becomes insolvent, is liquidated, reorganized or dissolved, or is otherwise wound up other than as part of a solvent transaction, the assets of such non-guarantor subsidiary will be used first to satisfy the claims of its creditors, including its trade creditors, banks and other lenders. Only the residual equity value will be available to the Reynolds Notes Issuers, the 2013 Notes Issuers and any other guarantor of the Reynolds Notes and the 2013 Notes, and only to the extent the Reynolds Notes Issuers, the 2013 Notes Issuers or any guarantor of the Reynolds Notes and the 2013 Notes are parent companies of such non-guarantor subsidiary. The Reynolds Notes Issuers and the 2013 Notes Issuers currently do not have any subsidiaries. Consequently, the Reynolds Notes and the 2013 Notes and each guarantee of the Reynolds Notes and the 2013 Notes will be structurally subordinated to claims of creditors of non-guarantor subsidiaries. The indentures governing the Reynolds Notes and the 2013 Notes permit our subsidiaries, including our non-guarantor subsidiaries, to incur additional debt (subject to certain conditions and limitations with respect to restricted subsidiaries) and do not limit their ability to incur trade payables and similar liabilities.

Fraudulent conveyance laws and other limitations on the enforceability of the Reynolds Notes and the 2013 Notes, the related guarantees and any security securing such notes or related guarantees, may adversely affect the validity and enforceability of such instruments or the related security securing them.

The Reynolds Notes and the 2013 Notes, the related guarantees and any security securing such notes or the related guarantees may be subject to claims that they should be limited or voided in favor of our existing and future creditors under applicable law, including laws in Austria, Brazil, Canada, Germany, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand and the United States. In addition, the enforcement of the Reynolds Notes and the 2013 Notes and the guarantees and the amount that can be recovered under a security interest in respect of any asset is limited to the extent of the amount which can be guaranteed by a particular guarantor, security provider or issuer without rendering the applicable guarantee or security voidable or otherwise ineffective under applicable law. Moreover, the enforcement of the Reynolds Notes and the 2013 Notes, guarantees or security against any issuer, a relevant guarantor or security provider will be subject to certain defenses available to the issuers, guarantors or security providers generally under (i) the laws of New York, which govern the Reynolds Notes and the 2013 Notes and the guarantees, (ii) the laws governing the relevant security document, and (iii) laws applicable to companies and other corporate entities in the jurisdiction in which the relevant issuer or guarantor or, if applicable, security provider is organized. These laws and defenses include those that relate to fraudulent conveyance or transfer, fraudulent or voidable preference, financial assistance, corporate purpose or benefit, preservation of share capital, thin capitalization, unlawful dividend and defenses affecting the rights of creditors or other stakeholders generally.

Although laws differ significantly among jurisdictions, in general, under fraudulent conveyance and similar laws, a court could subordinate or void any note obligation, guarantee or security obligation if it found that at the time any issuer, guarantor or security provider, as applicable, issued the Reynolds Notes or the 2013 Notes or incurred obligations under a related guarantee or any security, such issuer, guarantor or security provider did so with the intent of preferring, hindering, as applicable, delaying or defrauding current or future creditors, or received less than reasonably equivalent value or fair consideration for issuing the Reynolds Notes or the 2013 Notes, incurring the guarantee or providing the security, as applicable, and:

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

We cannot give you any assurance as to what standards a court would use to determine whether any issuer, guarantor or security provider was solvent at the relevant time, or whether, notwithstanding the standard used, the Reynolds Notes or the 2013 Notes or the applicable guarantee or security would not be avoided on other grounds, including those described above.

A company's guarantee of the Reynolds Notes or the 2013 Notes could be subject to the claim that, since the guarantor incurred its guarantee for the benefit of its affiliate or affiliates that incurred such indebtedness, and only indirectly for the benefit of the guarantor, its obligations under its guarantee were incurred for less than reasonably equivalent value or fair consideration. If a court held that the guarantee should be avoided as a fraudulent conveyance, the court could avoid, or hold unenforceable, the guarantee, which would mean that noteholders would not receive any payments under such guarantee, and the court could direct holders of the Reynolds Notes or the 2013 Notes, as applicable, to return any amounts that they had already received from the applicable guarantor.

Each guarantee of the Reynolds Notes or the 2013 Notes contains a provision, referred to as the “savings clause,” intended to limit the guarantor's liability to the maximum amount that it could incur without causing its guarantee to be a fraudulent transfer. However, this provision may automatically reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless and, in any case, this provision may not be effective to protect a guarantee from being avoided under fraudulent transfer laws. For example, in 2009, the U.S. Bankruptcy Court in the Southern District of Florida in Official Committee of Unsecured Creditors of TOUSA, Inc. v. Citicorp N. Am., Inc. found a “savings clause” provision in that case to be ineffective and held these guarantees to be fraudulent transfers and voided them in their entirety.

Laws or judicial determinations similar to those described above may also apply to any future guarantee or security granted by one of our subsidiaries.

Insolvency laws could limit the ability of noteholders to enforce their rights under the Reynolds Notes or the 2013 Notes, the guarantees and the security.

Any insolvency proceedings with regard to any issuer, guarantor or security provider would most likely be based on and governed by the insolvency laws of the jurisdiction under which the relevant entity is organized. As a result, in the event of insolvency with regard to any of these entities, the claims of holders of the Reynolds Notes or the 2013 Notes against any applicable issuer, guarantor or security provider may be subject to the insolvency laws of its jurisdiction of organization. The provisions of such insolvency laws differ substantially from each other, including with respect to rights of creditors, priority of claims and procedure and may contain provisions that are unfavorable to holders of the Reynolds Notes or the 2013 Notes. In addition, there can be no assurance as to how the insolvency laws of these jurisdictions will be applied in cross-border insolvency proceedings.

As a general matter, under insolvency law, any issuer's, any guarantor's or any security provider's liabilities in respect of the Reynolds Notes or the 2013 Notes, the related guarantees and, if applicable, security, may, in the event of insolvency or similar proceedings, rank junior to certain of such issuer's, guarantor's or security provider's debts that are entitled to priority under the laws of such jurisdiction. Debts entitled to priority may include (i) amounts owed in respect of employee pension schemes, (ii) certain amounts owed to employees, (iii) amounts owed to governmental agencies, including tax authorities, and (iv) expenses of an insolvency practitioner. In addition, in some jurisdictions, an examiner or administrator or similar party may be legally required to consider the interest of third parties (including, for example, employees) or the best interests of the relevant company in connection with the proceedings. In certain cases, the ability of a holder to collect interest accruing on the Reynolds Notes or the 2013 Notes in respect of any period after the commencement of liquidation proceedings and a holder's rights in respect of the guarantees may be limited.

The enforcement of your rights as holders of the Reynolds Notes or the 2013 Notes or under the related guarantees or security across multiple jurisdictions may be difficult.

The Reynolds Notes are joint and several obligations of the Reynolds Notes Issuers. The 2013 Notes are joint and several obligations of the 2013 Notes Issuers. The Reynolds Notes and the 2013 Notes are guaranteed and for certain series of the Reynolds Notes security has been provided by certain of our subsidiaries which are organized under the laws of Austria, Brazil, Canada, Germany, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland, Thailand and the United States. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions or in the jurisdiction of organization of a future guarantor. The rights of holders under the Reynolds Notes, the 2013 Notes, the guarantees and the security granted will be subject to the laws of several jurisdictions and holders of the Reynolds Notes and the 2013 Notes may not be able to enforce their rights effectively in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors' rights.

In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of the various jurisdictions in which the issuers, guarantors and security providers are located may be materially different from or in conflict with one another and those of the United States, including in respect of creditors' rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction's law should apply and choice of law disputes which could adversely affect the ability of noteholders to enforce their rights and to collect payment in full under the Reynolds Notes, the 2013 Notes, the related guarantees and any security.

The beneficial owners of the Reynolds Senior Secured Notes are not party to any of the security documents. Therefore, in certain jurisdictions, such as Germany, Austria, Switzerland and the Netherlands, there are risks regarding the enforceability of the security interests granted by an issuer or guarantor in favor of the holders of the Reynolds Senior Secured Notes. Under the First Lien Intercreditor Agreement (the "First Lien Intercreditor Agreement") described in "Item 10. Additional Information - Material Contracts" and certain of the security documents with respect to the collateral securing the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, the collateral agents hold secured claims equal to the amount of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, for the benefit of the applicable secured parties thereunder pursuant to a parallel debt undertaking. This parallel debt undertaking extends to the obligations with respect to the Reynolds Senior Secured Notes for the benefit of the trustee and the holders of the Reynolds Senior Secured Notes. Accordingly, the rights of the holders of the Reynolds Senior Secured Notes are not directly secured by the pledges of the collateral but through this parallel claim. The parallel claim is acknowledged by the applicable issuer or guarantor by way of a parallel debt undertaking to the collateral agent. The parallel debt undertaking secures the Reynolds Senior Secured Notes and the relevant guarantees and the collateral secures claims under the parallel debt undertaking. There is uncertainty as to the enforceability of this procedure in many jurisdictions, including Germany, Austria, Switzerland and the Netherlands. For example, this procedure has not yet been tested under German, Austrian, Swiss or Dutch law, and we cannot assure you that it will eliminate or mitigate the risk of unenforceability posed by German, Austrian, Swiss or Dutch law or the law of any other jurisdiction where parallel debt is used.

You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers.

Many of our directors and executive officers and most of the guarantors as well as the Lux Issuer for the Reynolds Notes and BP II for the 2013 Notes are, and will continue to be, non-residents of the United States, and most of the assets of these companies are located outside of the United States. As a consequence, you may not be able to effect service of process on the Lux Issuer, BP II and guarantors located outside the United States or the non-U.S. resident directors and officers in the United States or to enforce judgments of U.S. courts in any civil liabilities proceedings under the U.S. federal securities laws. Moreover, any judgment obtained in the United States against the non-resident directors, the executive officers, the Lux Issuer, BP II or the guarantors, including judgments with respect to the payment of principal, premium, if any, and interest on the Reynolds Notes or the 2013 Notes, may not be collectible in the United States. There is also uncertainty about the enforceability in the courts of certain jurisdictions, including judgments obtained in the United States against certain of the guarantors, whether or not predicated upon the federal securities laws of the United States.

In particular, Lux Issuer and BP II are public limited liability companies (société anonyme) organized under the laws of Luxembourg. Certain of their officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce judgments obtained against such persons in U.S. courts and predicated upon the civil liability provisions of the U.S. federal securities laws.

In addition, since the United States and Luxembourg are not currently party to a treaty with respect to the mutual recognition and enforcement of civil judgments, a judgment obtained against a Luxembourg company in the U.S. courts in a dispute with respect to which the parties have validly agreed that such courts are to have jurisdiction, will not be directly enforced by the courts in Luxembourg. In order to obtain a judgment which is enforceable in Luxembourg, the claim must be re-litigated before a competent court of Luxembourg. The relevant Luxembourg court will have discretion to attach such weight to a judgment of the courts of the United States as it deems appropriate based on Luxembourg case law. The courts of Luxembourg may recognize the binding effect of a final, conclusive and enforceable money judgment of a court of competent jurisdiction in the United States provided that certain conditions as set forth in Article 678 et seq. of the Luxembourg New Code of Civil Procedure are satisfied. As a result, even if a favorable judgment is obtained against the Lux Issuer or BP II in the United States, such judgment might not be enforced by the courts in Luxembourg and may need to be re-litigated in Luxembourg.

We have not presented individual financial statements or summary financial data for each of the guarantors of the Reynolds Notes and the 2013 Notes (other than RGHL), the Reynolds Notes Issuers, the 2013 Notes Issuers or other members of the RGHL Group and are not required to do so in the future under the indentures governing the Reynolds Notes and the 2013 Notes.

Other than RGHL and BP I, we have not presented individual financial statements or summary financial data for each of the guarantors of the Reynolds Notes and the 2013 Notes, the Reynolds Notes Issuers, the 2013 Notes Issuers or other members of the RGHL Group in this annual report and may not be required to do so in the future under the indentures governing the Reynolds Notes and the 2013 Notes. The absence of such separate financial statements may make it difficult for holders of the Reynolds Notes and the 2013 Notes to assess the financial condition or results of operations of the Reynolds Notes Issuers, the 2013 Notes Issuers and the guarantors or their compliance with the covenants in the indentures governing the Reynolds Notes and the 2013 Notes, as applicable.

Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the Reynolds Notes or the 2013 Notes.

Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the Reynolds Notes or the 2013 Notes, and the Reynolds Notes and the 2013 Notes are and will be structurally subordinated to all claims of creditors, including trade creditors, of such non-U.S. subsidiaries.

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

Certain jurisdictions may impose withholding taxes on payments under the Reynolds Notes or the 2013 Notes and any related guarantees or security documents or impose foreign exchange restrictions which may alter or reduce the amount recoverable by noteholders.

Payments made under the Reynolds Notes, the 2013 Notes and any related guarantees or security granted by guarantors, security providers and the issuers in certain jurisdictions may be subject to withholding tax, the amount of which will vary depending on the residency of the recipient, the availability of double-tax treaty relief and your legal relationship with the relevant guarantor, issuer or security provider. In certain circumstances holders may be entitled to receive additional amounts in respect of such withholding tax, other than withholding tax imposed or levied by or on behalf of the United States or any political subdivision or governmental authority thereof or therein having power to tax. In addition, government or central bank approvals may be required in order for a guarantor, Issuer or security provider organized under the laws of certain jurisdictions, such as Thailand, to remit payments outside that jurisdiction under its guarantee or security.

In addition, foreign exchange controls applicable in certain jurisdictions may limit the amount of local currency that can be converted into other currencies, including dollars, upon enforcement of a guarantee or security interest.

You may face currency exchange risks by investing in the Reynolds Notes or the 2013 Notes.

The Reynolds Notes and the 2013 Notes are denominated and payable in dollars. If you measure your investment returns by reference to a currency other than dollars, investment in the Reynolds Notes or the 2013 Notes entails foreign currency exchange-related risks due to, among other factors, possible significant changes in the value of the dollar relative to the currency you use to measure your investment returns, caused by economic, political and other factors which affect exchange rates and over which we have no control. Depreciation of the dollar against the currency in which you measure your investment returns would cause a decrease in the effective yield of the Reynolds Notes or the 2013 Notes below their stated coupon rates and could result in a loss to you when the return on such notes is translated into the currency in which you measure your investment returns. There may be tax consequences for you as a result of any foreign currency exchange gains or losses resulting from your investment in the Reynolds Notes or the 2013 Notes. You should consult your tax advisor concerning the tax consequences to you of acquiring, holding and disposing of the Reynolds Notes or the 2013 Notes.

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

The Reynolds Notes and the 2013 Notes have the benefit of the guarantees of and, with respect to the Reynolds Senior Secured Notes, security from RGHL, the 2013 Notes Issuers, BP I and certain of its subsidiaries, including the Reynolds Notes Issuers. However, the guarantees and the security are limited to the maximum amount that the guarantors or the security providers are permitted to guarantee and secure under applicable law. As a result, a guarantor's or a security provider's liability under a guarantee or in respect of security could be reduced to zero depending on the amount of other obligations of such entity. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee or in respect of security, or subordinate the guarantee or security to other obligations of the guarantor or security provider. See “- Fraudulent conveyance laws and other limitations on the enforceability of the Reynolds Notes and the 2013 Notes, the related guarantees and any security securing such notes or related guarantees, may adversely affect the validity and enforceability of such instruments or the related security securing them.”

Furthermore, in 2013 we made certain amendments to our Senior Secured Credit Facilities which had the effect of providing us with greater flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirements under the Senior Secured Credit Facilities, subject to certain conditions. At such time we also released certain of our non-U.S. subsidiaries in Australia, British Virgin Islands, Costa Rica, Hong Kong, Hungary, Japan and England and Wales from the collateral and guarantee requirements under the Senior Secured Credit Facilities, and as a result, such subsidiaries no longer guarantee the Senior Secured Credit Facilities and were also released from their respective guarantee of the Reynolds Notes. The Senior Secured Credit Facilities, as modified, require that our guarantor subsidiaries collectively continue to maintain combined gross assets of at least 75% of our consolidated total assets and combined EBITDA of at least 75% of our consolidated EBITDA. If we are unable to meet these minimum guarantee requirements at the end of a fiscal quarter, we would be required to add additional subsidiary guarantors as necessary to satisfy such requirements. See “Item 10. Additional Information - Material Contracts.”

As a result, an entity's liability under its guarantee or its security, could be materially reduced or eliminated depending upon the amounts of its other obligations and upon applicable laws. In particular, in certain jurisdictions, a guarantee or security interest granted by a company that is not in the company's corporate interests or where the burden of that guarantee or security exceeds the benefit to the company may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee or security and that the applicable court may determine that the guarantee or security should be limited or voided. In the event that any guarantees or security are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee or secured obligation apply, the Reynolds Notes or the 2013 Notes would rank pari passu with, or be effectively subordinated to, all liabilities of the applicable guarantor, including trade payables of such guarantor.

Relevant local insolvency laws may not be as favorable to you as U.S. bankruptcy laws and may preclude holders of the Reynolds Notes and the 2013 Notes from recovering payments due.

Certain members of the RGHL Group that are either an issuer or guarantors or security providers (subject to certain exceptions) are organized under the laws of Austria, Brazil, Canada, Germany, Luxembourg, Mexico, the Netherlands, New Zealand, Switzerland or Thailand. The procedural and substantive provisions of the insolvency laws of these countries may not be as favorable to creditors as the provisions of U.S. law.

In the event that any one or more of the Reynolds Notes Issuers, the 2013 Notes Issuers, the guarantors, security providers, any future guarantors or security providers or any other of our subsidiaries experience financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings. Pursuant to the European Union regulation on insolvency proceedings, any insolvency proceeding with regard to any Reynolds Notes Issuer, 2013 Notes Issuer, guarantor or security provider located within the European Union would most likely be held in, based on and governed by the insolvency laws of the jurisdiction of the relevant entity's center of “main interests,” which will not necessarily be the country in which it is incorporated. We cannot assure you as to how that regulation will be applied in insolvency proceedings relating to several jurisdictions within the European Union.

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

Most assets of the guarantors guaranteeing the Reynolds Senior Notes are subject to control by creditors with liens securing the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. If there is a default, the value of the assets may not be sufficient to repay the priority creditors and the holders of the Reynolds Senior Notes.

The Reynolds Senior Notes and the 2013 Notes are unsecured but are guaranteed by certain subsidiaries of RGHL. Most of the assets of the guarantors of the Reynolds Senior Notes and the 2013 Notes are pledged, on a priority basis, for the benefit of the lenders under the Senior Secured Credit Facilities and for the benefit of the holders of the Reynolds Senior Secured Notes. The indentures governing the Reynolds Notes and the 2013 Notes, as well as the terms of the Senior Secured Credit Facilities, allow the incurrence of additional senior secured indebtedness in the future. In the event of an insolvency or liquidation, or if payment under the Reynolds Senior Secured Notes, the Senior Secured Credit Facilities or any other secured debt is accelerated, the lenders under the Senior Secured Credit Facilities, holders of the Reynolds Senior Secured Notes and holders of any other secured debt will be entitled to exercise the remedies available to a secured lender under applicable law - in addition to any remedies that may be available under documents pertaining to the Senior Secured Credit Facilities, the Reynolds Senior Secured Notes or any other secured debt - and will be paid out of the assets pledged as collateral before these assets are made available to holders of the Reynolds Senior Notes. In such event, the proceeds from the sale of such assets may not be sufficient to satisfy our obligations under the Reynolds Senior Notes.

The holders of the Reynolds Senior Notes have fewer rights than the holders of our “Designated Senior Indebtedness.”

The Reynolds Senior Notes and the related guarantees constitute “Senior Indebtedness” for purposes of the indenture governing the 2013 Senior Subordinated Notes and, as such, in a liquidation, dissolution or bankruptcy of the Reynolds Notes Issuers or the note guarantors, holders of the Reynolds Senior Notes and the related note guarantees will be entitled to receive payment in full of such Reynolds Senior Notes and note guarantees before holders of the guarantees of the 2013 Senior Subordinated Notes are entitled to receive any payment, other than certain permitted junior securities, in respect of such guarantees.

However, because the Reynolds Senior Notes and related note guarantees do not, unlike the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, constitute “Designated Senior Indebtedness” for purposes of the indenture governing the 2013 Senior Subordinated Notes, the holders thereof have more rights than the holders of the Reynolds Senior Notes and the 2013 Senior Notes. Thus, holders of the Reynolds Senior Notes and the 2013 Senior Notes and related note guarantees are not entitled to the benefit of certain provisions in the indenture governing the 2013 Senior Subordinated Notes relating to the subordination of the 2013 Senior Subordinated Notes that provide rights only to holders of Designated Senior Indebtedness, not Senior Indebtedness, including, among other things, the benefits of delivering payment blockage notices or enforcing the turnover provisions of the indenture governing the 2013 Senior Subordinated Notes. Accordingly, holders of the Reynolds Senior Notes and the 2013 Senior Notes may recover less than holders of Designated Senior Indebtedness as a result thereof.

The Reynolds Senior Notes and related note guarantees rank pari passu in right of payment with the guarantees of the 2013 Senior Notes, the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, and in each case, the related guarantees. Therefore, in the event that a Reynolds Notes Issuer, 2013 Notes Issuer or a related note guarantor becomes a debtor in a U.S. bankruptcy case and in the event that claims under the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities are not fully secured, claims of holders of the Reynolds Senior Notes and the 2013 Senior Notes and the related note guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the guarantees of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, and, in each case, the related guarantees.

In addition, in such an event, we expect that claims of holders of the Reynolds Senior Notes and the 2013 Senior Notes and related note guarantees will be senior in right of payment to the claims of holders of the guarantees of the 2013 Senior Subordinated Notes. However, because of the differences in the rights of the holders of the Reynolds Senior Notes and the 2013 Senior Notes and the holders of Designated Senior Indebtedness, there can be no guarantee that a bankruptcy court would enforce the contractual subordination of the 2013 Senior Subordinated Notes in favor of the Reynolds Senior Notes and the 2013 Senior Notes in the same manner as it would enforce the contractual subordination of the 2013 Senior Subordinated Notes in favor of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities.

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

There may not be sufficient collateral to satisfy our obligations under all or any of the Reynolds Senior Secured Notes.

Much of our assets are not and will not be collateral for the Reynolds Senior Secured Notes or our other secured indebtedness and no appraisals of the fair market value of any assets that are collateral were prepared in connection with the offerings of the Reynolds Senior Secured Notes. The assets that will be excluded from the collateral include all assets of foreign subsidiaries of our U.S. subsidiaries and a number of real properties. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The book value of our assets may not be indicative of the fair market value of such assets, which could be substantially lower. In addition, a substantial portion of our assets will not constitute collateral for the Reynolds Senior Secured Notes or our other secured indebtedness. Accordingly, the value of the collateral securing our indebtedness, including the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities and our other indebtedness that shares in the collateral, could be substantially less than the aggregate principal amount of our secured indebtedness. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value or market. While we do not presently believe the Reynolds Senior Secured Notes or our other secured indebtedness are under-collateralized, the value of the assets pledged as collateral for the Reynolds Senior Secured Notes or our other secured indebtedness could be impaired in the future as a result of changing economic conditions in the relevant jurisdictions, changing legal regimes, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of the collateral may be insufficient to pay our obligations under the Reynolds Senior Secured Notes or our other secured indebtedness.

Most of the collateral is subject to the prior or equal claims of other creditors which could diminish any recovery from the collateral. Certain other creditors may have permitted liens which rank prior to the liens of the noteholders in the collateral. In addition, certain other creditors may have permitted liens which rank junior to the liens of the noteholders in the collateral. The indentures governing the Reynolds Notes and the 2013 Notes also permit us to incur additional indebtedness that may share in the collateral on a senior or equal lien priority basis. Any additional obligations secured by a lien on the collateral securing the Reynolds Senior Secured Notes, whether effectively or actually senior to or equal with the lien in favor of the Reynolds Senior Secured Notes, will adversely affect the relative position of the holders of such Reynolds Senior Secured Notes with respect to the collateral securing such notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, the proceeds of the enforcement against the collateral will be used first to pay the secured parties under any indebtedness secured on a senior lien priority basis over the collateral in full before making any payments on the Reynolds Senior Secured Notes and any other indebtedness with an equal lien on the collateral. Any Reynolds Senior Secured Notes remaining outstanding will be general unsecured claims that are equal in right of payment with our other unsecured unsubordinated or subordinated indebtedness, as relevant. The presence of junior liens may also impair the value recoverable from the collateral.

The value of the collateral securing the Reynolds Senior Secured Notes may not be sufficient to secure post-petition interest.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against any issuer, guarantor or security provider located in the United States, holders of the Reynolds Senior Secured Notes will only be entitled to post-petition interest under the U.S. federal bankruptcy code to the extent that the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the Reynolds Senior Secured Notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the Reynolds Senior Secured Notes exceed the fair market value of the collateral securing the Reynolds Senior Secured Notes. As a result, holders of the Reynolds Senior Secured Notes that have a security interest in collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the bankruptcy code. In addition, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the Reynolds Senior Secured Notes on the date of the bankruptcy filing was less than the then-current principal amount of the Reynolds Senior Secured Notes. Upon a finding by a bankruptcy court that the Reynolds Senior Secured Notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the Reynolds Senior Secured Notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement for holders of the Reynolds Senior Secured Notes to receive post-petition interest and a lack of entitlement for holders of the unsecured portion of the Reynolds Senior Secured Notes to receive other “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the Reynolds Senior Secured Notes. No appraisals of the fair market value of the collateral were prepared in connection with the offerings of the Reynolds Senior Secured Notes and we therefore cannot assure you that the value of the noteholders' interest in the collateral equals or exceeds the principal amount of the Reynolds Senior Secured Notes. See “— There may not be sufficient collateral to satisfy our obligations under all or any of the Reynolds Senior Secured Notes.” In addition, in certain other jurisdictions, holders of Reynolds Senior Secured Notes may not be entitled to post-petition interest.

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

The Reynolds Senior Secured Notes are secured by a pledge of the stock and other securities of certain of our subsidiaries held by the Reynolds Notes Issuers or the guarantors of the Reynolds Senior Secured Notes. Under the SEC regulations in effect as of the issue date of the Reynolds Senior Secured Notes, if the par value, book value as carried by us or market value, whichever is greatest, of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of any one series of the Reynolds Senior Secured Notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. The indentures governing the Reynolds Senior Secured Notes provide that any portion of the capital stock and other securities of any of our subsidiaries will be excluded from the collateral to the extent that it exceeds the maximum amount of such capital stock or other security that can be pledged to secure the Reynolds Senior Secured Notes without causing such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X or another similar rule, except that such exclusion will not apply to shares of BP I at any time. As a result, holders of the Reynolds Senior Secured Notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during that period. We conduct substantially all of our business through our subsidiaries, many of which have capital stock with a value in excess of 20% of the aggregate principal amount of the Reynolds Senior Secured Notes. Accordingly, the pledge of stock and securities with respect to each such subsidiary will be limited in value to less than 20% of the aggregate principal amount of the Reynolds Senior Secured Notes. As a result, holders of the Reynolds Senior Secured Notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during that period. It may be more difficult, costly and time-consuming for holders of the Reynolds Senior Secured Notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. In addition, the lenders under the Senior Secured Credit Facilities are not subject to such limitation and may have security interests which are substantially more valuable as a result thereof.

The collateral securing the Reynolds Senior Secured Notes may be diluted under certain circumstances.

The collateral that secures the Reynolds Senior Secured Notes, subject to certain limited exceptions, also secures obligations under our Senior Secured Credit Facilities. In addition, this collateral may secure additional senior indebtedness that we or our restricted subsidiaries incur in the future, subject to restrictions on our or their ability to incur debt and liens under the indentures governing the Reynolds Senior Secured Notes and other agreements governing our indebtedness. Your rights would be diluted by any increase in the amount of indebtedness secured by this collateral.

The collateral is subject to casualty risk.

Even if we maintain insurance, there are certain losses that may be either uninsurable or not economically insurable, in whole or part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any collateral, the insurance proceeds may not be sufficient to satisfy all of our obligations, including the Reynolds Senior Secured Notes and related guarantees.

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

The security interest in the collateral securing the Reynolds Senior Secured Notes includes assets now owned or, to the extent permitted by applicable laws, acquired or arising in the future. Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or any collateral agent will monitor, or that we will inform the relevant trustee or any collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly create or perfect the security interest in such after-acquired collateral. Such failure may result in the loss of the security interest therein or the priority of the security interest in favor of the Reynolds Senior Secured Notes against third parties. In addition, we are not required to take certain perfection steps in respect of particular assets, whether owned now or acquired in the future, in certain jurisdictions for cost or commercial reasons or such perfection steps may only occur at the time of enforcement. For example, although certain of our trade receivables may be assigned by way of security, we are not required, and do not intend, to notify the obligor of such receivables of the existence of such security, which may impair the effectiveness of the security interest.

Certain of the jurisdictions where you have the benefit of a security interest in collateral securing the Reynolds Senior Secured Notes do not have public, or other third-party, registers where liens, pledges or other forms of security interests may be centrally recorded and if they do have such registers, registration may not be compulsory to protect a secured party's interests or any registration may not be made or, when made, may not be effective to create priority over other security granted prior to the registration being made. As a result, in these jurisdictions the trustee or collateral agent must rely on any representations and warranties given by us that there are no liens, pledges or applicable other security interests already in place. There can be no assurance that we will accurately inform the relevant trustee or any collateral agent of the status of the collateral securing the Reynolds Senior Secured Notes and the value of the security interest may be adversely affected thereby.

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

The guarantors, security providers and issuers granting security in respect of the Reynolds Senior Secured Notes may own collateral located outside the respective jurisdictions in which such guarantors, security providers or issuers were formed. Where this is the case, the relevant security documents may not purport to create security interests over such collateral. In circumstances where the security documents purport to create security interests over such collateral, such security interests may not be effective, or the enforcement of such security interests in the jurisdiction in which the collateral is located may not be possible.

The use of collateral agents may diminish the rights that a secured creditor would otherwise have with respect to the collateral.

In most cases, the collateral will be taken in the name of a collateral agent for the benefit of the holders of the relevant Reynolds Senior Secured Notes and the relevant trustee. As a result, any collateral agent may effectively control actions with respect to collateral which may impair the rights that a noteholder would otherwise have as a secured creditor. Any collateral agent may take actions that a noteholder disagrees with or may fail to take actions that a noteholder wishes to pursue. For example, a collateral agent could decide to credit bid using the value of a noteholder's secured claim even if such noteholder would not individually have done so.

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

If collateral is moved to another entity that is a guarantor, security provider or issuer, the asset may cease to be collateral or your priority in the asset may be impaired. If a type of collateral is transferred to a guarantor that does not grant security interests or does not grant security interests with respect to that particular type of asset, then the noteholders will lose the benefit of such collateral. Even if the asset continues as collateral in the hands of the recipient entity, there may be hardening periods or notification requirements before the security interest becomes effective or the security interest might not be as beneficial to noteholders as it was in the possession of the transferring entity.

The Reynolds Senior Secured Notes and the 2013 Notes are subject to complex intercreditor agreements governing the relationship between numerous creditors with respect to rights to payments and collateral across several jurisdictions, and there is no certainty as to how or if any court would enforce the intercreditor agreements.

The relationship among the holders of the Reynolds Senior Secured Notes and the 2013 Notes and our other creditors is governed by two intercreditor agreements. The relationship among the holders of the Reynolds Senior Secured Notes, the lenders and other secured parties under the Senior Secured Credit Facilities and creditors under any other series of future first lien indebtedness is governed by the First Lien Intercreditor Agreement which is governed by New York law. The relationship among the holders of the Reynolds Senior Secured Notes and the lenders and other secured parties under the Senior Secured Credit Facilities on the one hand and the holders of the 2013 Notes on the other hand is subject to the 2013 Intercreditor Agreement, which is governed by English law.

These intercreditor agreements and the indentures governing the respective notes collectively govern the relationship among certain of our creditors which are located in several countries and have disparate interests. In addition, they govern creditor rights with respect to payment obligations from members of the RGHL Group and collateral located in different countries. Due to the complexity of the agreements, there is no certainty how a court would interpret the interaction among the parties. The complexity may also increase the time required to resolve any disputes among creditors and may impair or delay any recovery under the Reynolds Notes or the 2013 Notes, as applicable, and related guarantees. Also, given that the agreements govern matters in several countries, there is no certainty to what extent, if at all, any court would enforce the provisions.

The guarantees of the 2013 Notes are subordinated to secured indebtedness, and in the case of the 2013 Senior Subordinated Notes senior indebtedness, of the guarantors.

Although the 2013 Notes benefit from guarantees from certain members of the RGHL Group, those guarantees are expressly subordinated in right of payment to secured indebtedness of the companies providing those guarantees, including indebtedness in respect of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, and in the case of the 2013 Senior Subordinated Notes, the Reynolds Senior Notes. The subordination provisions in respect of the 2013 Notes are set forth in the 2013 Intercreditor Agreement and the indentures governing the 2013 Notes. Generally, the guarantees of the 2013 Senior Notes are senior subordinated guarantees and are subordinated to the senior guarantees of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. The guarantees of the 2013 Senior Subordinated Notes are subordinated guarantees and are subordinated to the senior guarantees of the Reynolds Notes and the Senior Secured Credit Facilities, the senior subordinated guarantees of the 2013 Senior Notes and any other indebtedness that ranks pari passu with such indebtedness. The guarantees of the 2013 Notes are subordinated to other senior secured indebtedness and holders of “Designated Senior Indebtedness,” including holders of indebtedness in respect of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. See “- The holders of the Reynolds Senior Notes have fewer rights than the holders of our 'Designated Senior Indebtedness.'” The indentures governing the 2013 Notes also permit us to incur certain additional indebtedness, which may be secured indebtedness. If we, or any member of the RGHL Group that is a guarantor, security provider or a material company under the Reynolds Senior Secured Notes or the Senior Secured Credit Facilities is declared bankrupt or insolvent, or if there is a payment default under, or an acceleration of, senior indebtedness under the Reynolds Senior Secured Notes or the Senior Secured Credit Facilities, BP I and any other member of the RGHL Group that is a borrower, issuer, security provider or guarantor under the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities will be required to pay the creditors thereunder in full before the 2013 Notes Issuers may use any of our assets to pay holders of the 2013 Notes. Accordingly, there may not be enough assets to pay holders of the 2013 Notes after paying the holders of such senior indebtedness. In addition, the creditors in respect of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities and the holders of other “Designated Senior Indebtedness” may prevent a guarantor from making payments to the 2013 Notes Issuers under the loans of the proceeds of the 2013 Notes in the event of a payment default or for a period of up to 179 days in the case of a non-payment event of default under such senior indebtedness.

Furthermore, no enforcement action under the guarantees of the 2013 Notes may be taken unless:

•	holders of “Designated Senior Indebtedness” have first accelerated that indebtedness or taken certain enforcement action;

•	certain insolvency events in respect of the guarantors are continuing; or

•
an event of default under the applicable indenture governing the 2013 Notes has occurred and 179 days or such other applicable standstill periods have elapsed since notice has been given to the agent under the “Designated Senior Indebtedness” concerning such event of default.

The guarantees of the 2013 Notes are subject to release in a variety of circumstances on the terms provided for in the 2013 Intercreditor Agreement and the indentures governing the 2013 Notes, including in the event of certain enforcement actions taken by the creditors in respect of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities.

As a result of the subordination provisions described above, in the event of a liquidation, bankruptcy or other insolvency of a guarantor, holders of the 2013 Notes may recover less, ratably, than creditors of the guarantors who are holders of Designated Senior Indebtedness.

ITEM 4. INFORMATION ON RGHL.

Corporate Information

RGHL's executive offices are located at Level Nine, 148 Quay Street, Auckland 1010 New Zealand, and its telephone number is 64 (9) 366-6259. We have appointed National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904 as our agent for service of process in the United States.

History and Development

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. RGHL is a holding company that operates through six segments (SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging) that it acquired in a series of transactions. The key transactions in the development of our business are described below.

Initial Evergreen Acquisition

Through a series of acquisitions that occurred from January 31, 2007 to April 30, 2007, certain entities that were ultimately owned by our strategic owner, Mr. Graeme Hart, acquired the Bev Pack Business of International Paper Company for $497 million in cash. The businesses acquired became part of our Evergreen segment following the Evergreen Acquisition described below.

SIG Transaction

On May 11, 2007, RGHL consummated a public tender offer for all publicly traded shares of SIG Combibloc Group AG (formerly known as SIG Holding AG) ("SIG Combibloc"). At that time, SIG Combibloc was listed on the SIX Swiss Exchange. Following the consummation of the tender offer (the rights to which were assigned to Beverage Packaging Holdings (Luxembourg) III S.à r.l (“BP III”)), RGHL, through its indirect subsidiary BP III, held 98.3% of the SIG Combibloc shares. RGHL, indirectly through BP III, completed a squeeze-out of the remaining publicly owned shares of SIG Combibloc on November 7, 2007 and SIG Combibloc became a wholly-owned subsidiary of BP III. The aggregate purchase price for 100% of the SIG Combibloc shares was €1.7 billion.

Reynolds Acquisition

Through a series of acquisitions that occurred from February 29, 2008 to July 31, 2008, certain entities ultimately owned by our strategic owner, Mr. Graeme Hart, acquired Alcoa's closures, consumer products and food and flexible packaging businesses for a total purchase price of $2.7 billion. The businesses acquired became our Closures segment and part of our Reynolds Consumer Products segment following the RGHL transaction and Pactiv Foodservice segment following the Pactiv acquisition.

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

Evergreen Transaction

On May 4, 2010, certain indirect wholly-owned subsidiaries of RGHL acquired the equity of the business that constitutes our Evergreen segment from affiliated entities beneficially owned by our strategic owner, Mr. Graeme Hart, for a total purchase price of $1.6 billion. On the same date, an indirect wholly-owned subsidiary of RGHL acquired the assets and assumed the liabilities associated with a paper mill in Whakatane, New Zealand from Carter Holt Harvey Limited (“CHH”), an affiliated entity beneficially owned by our strategic owner, Mr. Graeme Hart, for a total purchase price of $46 million.

Reynolds Foodservice Acquisition

On September 1, 2010, certain indirect wholly-owned subsidiaries of RGHL acquired the equity of the Reynolds foodservice packaging business from an affiliated entity beneficially owned by our strategic owner, Mr. Graeme Hart. The total purchase price was $342 million. Following the acquisition of Pactiv, this business became part of our Pactiv Foodservice segment.

Pactiv Transaction

On November 16, 2010, a wholly-owned indirect subsidiary of RGHL merged with and into Pactiv, with Pactiv surviving the merger as an indirect wholly-owned subsidiary of RGHL for a total enterprise value, including net debt, of $5.8 billion. Pactiv's Hefty consumer products business became part of our Reynolds Consumer Products segment, and Pactiv's foodservice packaging business became part of our Pactiv Foodservice segment.

Dopaco Acquisition

On May 2, 2011, we acquired Dopaco, Inc. and Dopaco Canada, Inc. (together, "Dopaco") from Cascades Inc. The consideration for the acquisition was $395 million in cash. During 2012, we completed the integration of Dopaco into our Pactiv Foodservice segment.

The Graham Packaging Transaction

On September 8, 2011, a wholly-owned indirect subsidiary of RGHL merged with and into Graham Packaging Company Inc. ("Graham Company") with Graham Company surviving the merger as an indirect wholly-owned subsidiary of RGHL for a total enterprise value, including net debt, of $4.5 billion.

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

SIG

SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. Aseptic carton packaging, most prevalent in Europe and Asia, is designed to allow beverages or liquid food to be stored for extended periods of time without refrigeration. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services. SIG has a large global customer base with its largest presence in Europe. The following table shows total segment revenue by geographic region for SIG for each of the years ended December 31, 2013, 2012 and 2011:

	Revenue by geographic region
(In $ million)	2013	2012	2011
United States	59	68	55
Remaining North American Region	40	36	34
Europe	1,058	1,035	1,141
Asia	664	613	559
South America	205	154	117
Middle East	202	170	130
Total	2,228	2,076	2,036

History

SIG's predecessor was established in 1853 as a train car manufacturing plant and leveraged its manufacturing expertise to other activities. Combibloc, SIG's system business model, was originally established in Düsseldorf, Germany in 1878 as a paper business. Combibloc entered the liquid packaging business in 1929 when its founder, Ferdinand Jagenberg, developed the first leak-proof liquid paper container. In 1975, Combibloc introduced its aseptic carton packaging system, which became its principal business. In 1989, SIG acquired Combibloc. In 2004, SIG began a series of divestitures of non-core assets in the packaging and beverage segments. In 2007, SIG was acquired indirectly by Mr. Graeme Hart, our strategic owner. In 2008, SIG divested its remaining beverage division to focus on aseptic filling and barrier technology as its primary business. In 2010, Whakatane Mill Limited, a wholly-owned indirect subsidiary of SIG Combibloc, purchased a paper mill in New Zealand from CHH.

Combibloc Business Model

SIG's Combibloc business model is based on providing aseptic carton packaging filling machines combined with multi-year aseptic carton supply and service relationships. Aseptic cartons are sold to the customer in the form of a sleeve designed to be used with SIG's aseptic filling machines.

Sleeves, Spouts, Caps and Closures

SIG produces aseptic carton sleeves and spouts, caps and closures for use with its aseptic filling machines. During the filling process the sleeve is opened, sealed at the base, aseptically treated, filled with an aseptically treated beverage or liquid food product and then sealed at the top of the carton.

We believe that a key differentiator of SIG's production capability is the broad range of product varieties that can be filled on its systems, in terms of viscosity and particulates, enhanced by the recently developed drinksplus application technology for filling particulates. SIG covers a range of markets, including liquid dairy (e.g., milk, cream and soy milk products) and non-carbonated soft drink (e.g., juice, nectar and iced tea). In addition, SIG's aseptic cartons can also be used for liquid food products, such as tomato-based products, soups and broths, sauces, desserts and baby food.

SIG has developed a variety of innovative packaging solutions to help beverage and food manufacturers differentiate their products and generate stronger brand recognition. In the past, SIG's cartons were only produced in the rectangular shape and sold under the Combibloc® trademark, which offered limited potential for manufacturers to differentiate their products. However, SIG's investment in the development of differentiated packaging solutions allows SIG to provide customers with a broad range of solutions. SIG's aseptic filling machines can now fill both the Combibloc and Combifit product lines on the same filling lines.

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

Customers

SIG's customer base includes international companies, large national and regional companies, as well as small local businesses, with its largest customer presence in Europe. SIG's customer base is stable and diversified, with its top ten customers accounting for 37% of the segment's revenue. No single customer accounted for more than 10% of the segment's revenue in 2013.

SIG owns 50% of SIG Combibloc Obeikan Company Limited, a Saudi Arabian joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan's business includes selling carton sleeves to Iran Dairy Industries Co. - Pegah Product Dairy Production (“IDIC”), which are used for packaging milk and other dairy products. IDIC is, to SIG's knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. SIG Obeikan's 2013 gross sales to IDIC were approximately €9 million, and its net profit from such sales was approximately €3 million. SIG Obeikan intends to continue this activity.

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

SIG operates nine aseptic carton manufacturing plants located at six production sites worldwide, including six in Europe, two in Asia and one in South America. SIG also jointly controls one joint venture in the Middle East, which has a production facility in Riyadh, Saudi Arabia. SIG produces spouts, caps and closures in Neuhausen, Switzerland and in Riyadh, Saudi Arabia for the joint venture's own use. SIG also operates a paper mill in New Zealand.

Raw Materials and Suppliers

The packaging material for aseptic carton sleeves is composed of a laminate of cartonboard, resin and aluminum. Cartonboard provides stiffness, resin renders packaging liquid-tight and aluminum blocks out light and oxygen. In 2013, the total value of raw materials, including steel and components for SIG's filling machines, was $1,134 million and represented 76% of SIG's total cost of sales, excluding depreciation and amortization.

SIG purchases its raw materials from a number of suppliers, primarily in Europe and Asia. SIG has had long-term relationships with many of its large suppliers. SIG relies on a small number of suppliers for its cartonboard requirements for its aseptic carton packaging business. Specifically, SIG purchases most of its cartonboard requirements from Stora Enso Oyj. SIG has purchased cartonboard from Stora Enso Oyj for several years, generally pursuant to written contracts, but from time to time without a written contract in place. SIG's current contract with Stora Enso Oyj expires on December 31, 2017. In the event that SIG was unable to purchase cartonboard from Stora Enso Oyj for a significant period of time, SIG would attempt to secure such cartonboard from other suppliers, which could lead to interruptions to supply or to higher input costs, which may adversely affect our business and results of operations. For risk management purposes, SIG endeavors to reduce its reliance on a small number of suppliers through efforts to secure additional cartonboard suppliers. We believe SIG's relationships with its suppliers are satisfactory.

The prices of SIG’s raw materials fluctuate in conjunction with movements in cartonboard, resin and aluminum prices. The price of cartonboard may fluctuate widely due to external conditions such as weather, product scarcity, commodity market fluctuations, currency fluctuations and changes in governmental policies and regulations. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions. To manage pricing volatility, SIG has a hedging program in place for its main raw materials, resin and aluminum.

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

Intellectual Property

SIG has a significant number of registered patents and trademarks. SIG protects its patents and trademarks on its products and processes and, where appropriate, defends its intellectual property rights throughout the world. SIG actively monitors its competitors to pursue any infringement of its rights. While in the aggregate SIG's patents are of material importance to SIG's business, SIG believes that its business is not dependent upon any single patent or group of related patents.

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

New Product Development

SIG focuses on the main segments of the aseptic carton packaging markets, specifically the liquid dairy and non-carbonated soft drink markets. For these segments, we believe that new product innovation is necessary to be able to maintain existing market positions, grow in emerging regional markets and enter new markets. Development of new opening solutions is mainly driven by cost optimization, opening and pouring performance, better functionality and improvement of system robustness and product integrity. With respect to improvement of efficiency, cost and reliability, SIG focuses on enhancing the output and robustness of its aseptic filling lines. Product quality and integrity, competitive system cost, environmental sustainability, availability of new technologies and SIG's margins are key drivers for the development of new and improved products. Research and development costs, excluding amortization, were $59 million, $53 million and $53 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Employees

As of December 31, 2013, SIG employed approximately 5,200 people. A significant number of SIG’s employees are covered by collective labor agreements, including agreements with Verdi and IG Metall at SIG’s plants in Germany. SIG has had no history of significant industrial disruption or strikes among its employees in any of its jurisdictions. We believe SIG’s relationships with its employees and labor unions are satisfactory.

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

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is designed for beverages that require a cold-chain distribution system, and therefore have a more limited shelf life than beverages in aseptic carton packaging. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Evergreen for each of the years ended December 31, 2013, 2012 and 2011:

	Revenue by product group
(In $ million)	2013	2012	2011
Carton Packaging	842	815	795
Liquid Packaging Board	444	449	451
Paper Products	380	421	387
Total	1,666	1,685	1,633

	Revenue by geographic region
(In $ million)	2013	2012	2011
United States	1,478	1,500	1,470
Remaining North American Region	46	50	47
Asia	142	135	116
Total	1,666	1,685	1,633

History

Evergreen's predecessor was established in 1946 when International Paper Company ("IP") entered the beverage packaging business by acquiring Single Service, Inc. Over the years, the business was responsible for many breakthroughs in beverage carton packaging, including the introduction of PE coated cartons and barrier board technology. IP's Bev Pack Business included fresh beverage converting facilities, a fresh filling machine manufacturing facility and the Pine Bluff, Arkansas mill. In January 2007, IP's Bev Pack Business was acquired indirectly by Mr. Graeme Hart, our strategic owner, and renamed Evergreen. In July 2007, Evergreen acquired Blue Ridge Paper Products, Inc., an independent manufacturer of beverage packaging products. The Blue Ridge business included fresh beverage converting facilities and the Canton, North Carolina mill.

Total Packaging Solution

Evergreen employs a business model that we refer to as “Total Packaging Solution,” which is based on providing Evergreen's customers with a single source for all of their fresh beverage carton packaging requirements. Fresh carton sleeves can be used with Evergreen's fresh filling machines, as well as other fresh filling machines. Carton packaging sales represented 51% of Evergreen's revenue in 2013 and are sold under multi-year and shorter term contracts.

Carton Packaging

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

Customers

Evergreen's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Many of Evergreen's customer sales contracts are index-based, allowing for the pass-through of input cost movements on a quarterly to annual basis. In 2013, Evergreen's top ten customers accounted for 34% of the segment's net revenue, and no single customer accounted for more than 10% of the segment's net revenue.

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

Competition

The fresh carton market is fairly consolidated. We believe Evergreen is the only major market participant that provides vertically integrated liquid packaging board as well as complete fresh carton packaging systems consisting of cartons, filling machines and spouts. We believe Evergreen is the largest participant in the fresh carton packaging market measured by volume based on our analysis of industry data.

Furthermore, we believe Evergreen is the largest producer of liquid packaging board for fresh cartons based on our analysis of industry data. Evergreen is a relatively small producer of coated groundwood within a concentrated North American coated papers market. Evergreen is also a small producer of uncoated freesheet within a concentrated market.

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

Manufacturing

Evergreen operates two integrated pulp and paper mills in North America and 11 sleeve production plants globally, including seven in the United States, three in East Asia and one in Latin America. Evergreen also jointly controls three joint ventures in the Middle East/North Africa. Evergreen's manufacturing operations primarily consist of production of paper and packaging cartonboard, manufacturing and assembly of filling machines and parts and production of fresh carton sleeves that are used with its machines to create fresh carton containers for its customers' beverage products. Fresh carton sleeves are also shipped to Evergreen's customers for filling.

Evergreen outsources to Closures and to external manufacturers its production of spouts, caps and closures, which are manufactured to Evergreen's design and specifications. Evergreen has exclusive supply contracts with Closures and external manufacturers.

Manufacture and assembly of fresh filling machines takes place at Evergreen’s manufacturing facilities in Cedar Rapids, Iowa, and Shanghai, China. Evergreen’s filling machines are mainly utilized to fill cartons of non-carbonated soft drinks, such as juice and juice drinks, and liquid dairy products. Evergreen manufactures and outsources components used in the production of its fresh filling machines. The majority of Evergreen’s manufacturing suppliers are located near the Cedar Rapids facility. In addition, Evergreen sources some components from China.

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

Raw Materials and Suppliers

In 2013, the total value of raw materials consumed by Evergreen was $600 million and represented 45% of Evergreen's total cost of sales, excluding depreciation and amortization and excluding the effects of the multi-employer pension plan withdrawal liability as described in Evergreen's current year cost of sales discussion at "Item 5. Operating and Financial Review and Prospects - Results of Operations."

Evergreen internally sources its liquid packaging board requirements from its paper mills in Pine Bluff and Canton. To produce cartonboard at its mills, Evergreen sources wood and resin from a variety of North American suppliers. Evergreen purchases approximately 25% of its total wood fiber requirements from one supplier under an agreement that expires on May 14, 2014. We believe Evergreen's relationships with its suppliers are satisfactory.

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

Evergreen manages its relationships with suppliers through a central supply-procurement system, which ensures that Evergreen receives a continuous supply of materials using vendor-managed inventory and consignment stocking. Evergreen reviews supplier developments in regular business review meetings.

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

New Product Development

Evergreen's product innovation aims to deliver new packaging products for both customers and end-use consumers and to generate a percentage of future revenue from new products. The innovation process follows a traditional stage gate development process. One of Evergreen's primary competitive advantages in fiber-based cartons is offering a total system solution — from board manufacture to efficient filling machines. Therefore, new carton product design teams include expertise from equipment, converting, the mills and often closures. A key focus for innovation is leveraging leading board and barrier technologies to adjacent markets, such as liquid eggs and fabric softener.

Employees

As of December 31, 2013, Evergreen employed approximately 4,000 people. A significant number of Evergreen's employees are covered by collective labor agreements. Evergreen has had no history of significant union-related work stoppages. We believe Evergreen's relationships with its employees and labor unions are satisfactory.

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

Evergreen is subject to environmental, health and safety laws and regulations in the jurisdictions in which it operates. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Evergreen's employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by prior owners or operators of Evergreen's locations and releases at sites formerly owned or operated by Evergreen.

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

In addition, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as “Boiler MACT.” Evergreen currently estimates capital costs to comply with the final Boiler MACT rules will be between $31 million and $46 million; approximately $29 million to $44 million of such costs will be spent in connection with the boiler at its Canton, North Carolina mill and $2 million in costs will be incurred in connection with a boiler at its Pine Bluff, Arkansas mill. Evergreen expects to incur the Canton costs by 2019 and the Pine Bluff costs by 2016. Evergreen does not expect the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

The following table shows total segment revenue by geographic region for Closures for each of the years ended December 31, 2013, 2012 and 2011:

	Revenue by geographic region
(In $ million)	2013	2012	2011
United States	354	363	399
Remaining North American Region	135	134	157
Europe	228	221	244
Asia	253	273	273
South America	177	204	222
Other	44	42	34
Total	1,191	1,237	1,329

History

Closures has been supplying caps and closures since its inception in the 1930s as part of Alcoa's packaging business. Closures started developing aluminum closures primarily for the food industry and continued to develop its manufacturing capabilities through the 1940s and 1950s. In the 1960s, Closures introduced the first resealable aluminum roll-on closure for the beer and soft drink industries. In 1986, Closures acquired H-C Industries, which had developed a patented compression molding process to make plastic closures for carbonated soft drinks. Throughout the 1990s and 2000s, Closures continued to develop innovative closure solutions such as spout fitments for gable top juice containers and hot-fill closures for sports drinks and entered the Asian, European and South American markets during this period. In 2008, Closures was acquired as part of the Reynolds Acquisition. On February 1, 2010, Closures purchased Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. The acquired company was renamed Closure Systems International Americas, Inc.

Global Packaging Solution

Closures employs a business model, which we refer to as the “Global Packaging Solution,” through which it provides complete closure solutions to its customers. As the only major global provider of beverage caps and closures, as well as high speed rotary capping equipment and related services, we believe this model differentiates Closures from its competitors and positions it as a supplier of choice for customers throughout the world. Closures' operations are strategically located in geographic proximity to its customers and are focused on providing innovative closure solutions, quality products, capping equipment and services to its customers, designed to reduce their overall cost of operations.

Caps and Closures

Closures' caps and closures can be used for a variety of beverages, including carbonated soft drinks, non-carbonated soft drinks, bottled water, juices and sports drinks, which are primarily filled in PET containers and require a plastic closure. In addition, Closures' caps and closures can be applied to seal high density PE containers and glass containers. Closures has also been able to take advantage of the increasing use of plastic caps and closures in the food, dairy and alcoholic beverages markets. Closures' customer relationships have enabled it to expand its core beverage caps and closures product offering through the development of higher margin, customized closure solutions. Closures' mini-closures platform of products is sold in all of its major markets, which provides customers with reduced packaging costs, increased sealing technologies, seal integrity and easy-open confidence. Closures' caps and closures are sold mostly under multi-year contracts.

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

Customers

Closures’ customer base includes international companies as well as large national and regional companies primarily in the beverage and consumer product industries. Where appropriate, Closures manages its customer relationships with large beverage companies at both the parent company and the local bottler levels. This approach allows Closures to foster relationships at the various purchasing decision points, thereby minimizing its exposure to any one particular contract and enabling it to understand the developing requirements of beverage customers. Many of Closures' customers have been customers for over 20 years. Closures also produces caps and closures for Evergreen and SIG. In 2013, Closures’ top ten customers accounted for 25% of the segment’s gross revenue, and no single customer accounted for more than 10% of the segment’s gross revenue.

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

Marketing and Sales

Closures reaches its customer base primarily through a direct field sales organization. Closures' sales teams are principally organized by region and are supported by global marketing teams that are focused on each of its core and growth markets such as carbonated soft drink, non-carbonated soft drink, bottled water, liquid food, dairy and alcoholic beverage.

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

Seasonality

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Manufacturing

Closures operates 28 manufacturing locations worldwide, including seven facilities in North America, seven in Asia, six in South America, four in Europe and four in the Middle East.

Caps and Closures

Closures manufactures caps and closures at 27 of its 28 manufacturing facilities globally. Closures' global operations enable it to service its broad global customer base. Closures manufactures its own proprietary compression molding equipment, which allows Closures to quickly increase manufacturing capacity as demand grows. Closures' facilities manufacture caps and closures utilizing this compression molding technology, as well as injection molding and metal stamping processes, depending on the customer’s needs. Using this manufacturing approach, Closures manufactures a broad range of sealing solutions such as molded in-shell liners, disc liners, induction and conduction seals as well as tamper evidence bands.

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

Raw Materials and Suppliers

Closures’ principal raw materials are resin, colorant and aluminum. In 2013, the total value of raw materials purchased by Closures was $609 million, with the majority of raw materials being plastic resin. In 2013, total raw materials represented 64% of Closures’ total cost of sales, excluding depreciation and amortization.

Closures’ centralized purchasing function enables it to leverage its global purchasing power and reduce dependency on any one supplier. Closures takes advantage of regional and local suppliers for indirect materials and services to ensure the lowest total cost of ownership. Closures sources its raw materials from a variety of suppliers, many of which are global. It maintains two to three suppliers for most inputs. Closures typically has one year contracts with key resin, colorant and aluminum suppliers. We believe that the pricing terms under these contracts are consistent with the terms available in the market, and Closures has not historically experienced significant supply interruption of any key raw materials. We believe Closure's relationships with its suppliers are satisfactory. Closures has relationships spanning more than ten years with a majority of its top suppliers.

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

Quality Management

Meeting customers’ complex requirements and technical specifications requires a strong commitment to quality, customer service, process controls and reliability. Closures maintains technology centers around the world that are focused on product engineering, testing and design. In addition, we believe Closures has unique testing capabilities through its laboratories located around the world that are fully accredited by major global beverage manufacturers. Closures also uses pilot bottling line equipment to simulate customer filling and capping operations in order to facilitate real world product testing prior to customer line trials. This provides a key advantage for Closures, as large customers can leverage Closures’ testing capabilities and avoid the need to perform their own independent product testing.

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

New Product Development

New product innovation is a key component of Closures' growth strategy. Closures' new product development process is based on a fundamental understanding of the interactions between product design, materials of construction and manufacturing and application processes. Key trends driving new product development include cost reduction, product integrity preservation, tamper evidence enhancement, increased brand equity and promotion and consumer functionality. As an example, Closures' mini-closure platform of products, which significantly reduces raw material costs without sacrificing product performance, has been introduced in all of its major markets. In addition, Closures has been a leading innovator in the development of tamper evidence beverage caps and closures and has launched new closures with enhanced tamper evidence. Furthermore, Closures has been a leading innovator in the development of one piece beverage closures, which provide customers with an alternative high performance design that can be manufactured in one resin material, while retaining similar performance characteristics to closures using two materials. Research and development costs were $14 million for each of the years ended December 31, 2013, 2012 and 2011, respectively.

Employees

As of December 31, 2013, Closures employed approximately 3,300 people. A significant portion of Closures' employees in Japan, Mexico and South America are members of labor unions. In addition, some of Closures' employees in Europe are represented by works councils. Closures has not experienced any significant union related work stoppages over the last 20 years. We believe Closures' relationships with its employees, labor unions and work councils are satisfactory.

Regulatory

As Closures' products are used in food and beverage packaging, Closures' business is subject to regulation governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of Closures' business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Closures has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of business, compliance cannot be guaranteed.

Closures is subject to environmental, health and safety laws and regulations in the jurisdictions in which it operates. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Closures' employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by prior owners or operators of Closures' locations and releases at sites formerly owned or operated by Closures.

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

Reynolds Consumer Products

Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds and Hefty, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America. Virtually all revenue for Reynolds Consumer Products comes from the U.S. The following table shows total segment revenue by product group for Reynolds Consumer Products for each of the years ended December 31, 2013, 2012 and 2011:

	Revenue by product group
(In $ million)	2013	2012	2011
Waste and Storage	1,056	1,027	992
Cooking	910	853	822
Tableware	739	739	745
Total	2,705	2,619	2,559

History

Our Reynolds Consumer Products business is primarily the result of combining our Reynolds aluminum foil business and our Hefty waste bag, food bag and tableware business. Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 1926, the company began producing aluminum foil for packaging. In 1947, the company introduced its most famous product, Reynolds Wrap Aluminum Foil. The store branded plastic wraps, bags and container business was founded in 1961 under the Presto name and was acquired by Reynolds Metals Company in 1988. In 2000, Alcoa merged with Reynolds Metals Company. In 2008, the Reynolds consumer products business was acquired as part of the Reynolds Acquisition.

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

On November 4, 2013, the RGHL Group acquired 100% of the outstanding shares of Trans Western Polymers, Inc. ("Trans Western") for an aggregate purchase price of $69 million, net of debt assumed of approximately $21 million, which was repaid by the RGHL Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags and is reported in the Reynolds Consumer Products segment.

On November 19, 2013, Reynolds Consumer Products entered into an agreement to purchase the Novelis North American Consumer Foil Business for $35 million. The purchase will include two Canadian manufacturing locations and is subject to regulatory and other approvals, which may take several months.

Products

Reynolds Consumer Products' portfolio of products consists of three product groups: waste and storage products, cooking products and tableware products. These products are typically used by consumers in their homes and are sold through a variety of retailers, including grocery stores, mass merchandisers, warehouse clubs, drug stores, discount chains and military channels.

Waste and Storage

Waste and storage products includes branded and store branded plastic waste bags, food storage bags and wraps, and the branded products are sold under such brand names as Hefty® Baggies®, Hefty® Slider Bags, Hefty® Cinch Sak®, Hefty® The Gripper®, Kordite®, and Hefty® Odor Block®.

Cooking

Cooking products includes branded and store branded aluminum foil and disposable cookware, and the branded products are sold under the Reynolds® and Hefty® E-Z Foil® brands in the United States and under the Diamond® brand internationally. We believe Reynolds Consumer Products, with its flagship Reynolds Wrap® products, holds the number one market position in the U.S. branded consumer foil market measured by revenue and volume.

Tableware

Tableware products includes branded and store branded foam, plastic, molded fiber and pressed paperboard disposable tableware, including disposable plates, cups, bowls, cutlery and straws. Most of Reynolds Consumer Products' tableware is manufactured by Pactiv Foodservice. Branded products are sold under the Hefty®, Hefty® Zoo Pals® and Kordite® names.

Customers

Reynolds Consumer Products' customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores and military outlets. Through its sales organization, Reynolds Consumer Products is able to manage its relationships with customers at the national, regional and local levels, depending on their needs. We believe that Reynolds Consumer Products' sales support, together with Reynolds Consumer Products' ability to manufacture and supply store branded products, is a significant competitive advantage. Reynolds Consumer Products also manufactures Pactiv Foodservice's aluminum product offerings. In 2013, Reynolds Consumer Products' top ten customers accounted for 65% of the segment's revenue, with one customer accounting for 39% of the segment's revenue.

Competition

The U.S. consumer food packaging market is relatively mature and highly competitive, with Reynolds Consumer Products being one of the few key participants in North America. Reynolds Consumer Products benefits from the strength of the Reynolds and Hefty brands, a differentiated suite of store branded products, as well as significant capital investment in its manufacturing facilities, which are well positioned geographically.

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

Manufacturing

Reynolds Consumer Products operates 13 manufacturing facilities strategically located across the United States to optimize distribution and minimize lead times and freight costs. At two of its facilities, Reynolds Consumer Products also manufactures products for Pactiv Foodservice. In addition, Pactiv Foodservice manufactures products for Reynolds Consumer Products at 23 of its facilities.

Raw Materials and Suppliers

Reynolds Consumer Products' principal raw materials include aluminum and resin, mainly PE and PS. In 2013, the total value of raw materials was $1,294 million and represented 67% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resin accounted for 58% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 26%. Reynolds Consumer Products' other raw materials include products purchased and resold as well as paper, corrugated carton and cases. Reynolds Consumer Products is sensitive to price movements of raw materials, mainly resin and aluminum, and to energy-related cost movements, particularly those that affect transportation and utility costs. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. To minimize the impact of price fluctuations, Reynolds Consumer Products enters into hedging agreements for some resin and aluminum purchases.

Centralized purchasing enables Reynolds Consumer Products to leverage the global purchasing power of its operations and reduces its dependence on any one supplier. Reynolds Consumer Products sources its raw materials from a variety of suppliers and maintains multiple suppliers for each input. Reynolds Consumer Products typically has one-year contracts with resin suppliers and multi-year contracts with aluminum suppliers, which has historically provided Reynolds Consumer Products with a steady supply of raw materials. Reynolds Consumer Products has not historically experienced any significant interruptions of key raw material supplies. We believe Reynolds Consumer Product's relationships with its suppliers are satisfactory.

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

Research and development costs were $11 million, $15 million and $14 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Employees

As of December 31, 2013, Reynolds Consumer Products employed approximately 4,100 people located primarily in its U.S. manufacturing facilities. Labor unions are present at four facilities in the United States, representing approximately 1,000 workers. Reynolds Consumer Products has not experienced any significant union-related work stoppages over the past five years. We believe Reynolds Consumer Products' relationships with its employees and labor unions are satisfactory.

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

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and PET egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers. Pactiv Foodservice distributes its foodservice and food packaging products to foodservice distributors, food processors, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Pactiv Foodservice for each of the years ended December 31, 2013, 2012 and 2011:

	Revenue by product group
(In $ million)	2013	2012	2011
Foam	1,140	1,083	1,106
Plastics	771	777	868
Paper and Molded Fiber	665	695	563
Cups	518	477	451
Aluminum and Film	223	233	272
Injection Molding	170	176	181
Other	443	410	510
Total	3,930	3,851	3,951

	Revenue by geographic region
(In $ million)	2013	2012	2011
United States	3,356	3,304	3,433
Remaining North American Region	380	358	319
Europe	145	141	147
Asia	49	48	52
Total	3,930	3,851	3,951

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

Pactiv’s foodservice/food packaging business was originally part of Packaging Corporation of America (“PCA”), which was acquired by Tenneco Inc. in 1965. PCA manufactured paperboard and various paperboard products as well as certain plastic and aluminum food packaging products. In 1995, PCA was renamed Tenneco Packaging Inc. and acquired Mobil Plastics Company and in 1996 acquired Amoco Foam Products Company, which significantly expanded its foodservice offering. In April 1999, Tenneco Packaging Inc. sold its paperboard business and in November 1999 Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. Pactiv has made various acquisitions, including Prairie Packaging Inc. in 2007 and PWP Industries Inc. (which was renamed Pactiv Packaging Inc.) in 2010. In November 2010, we acquired Pactiv, and have since integrated our Reynolds foodservice packaging and Pactiv foodservice packaging businesses to form our Pactiv Foodservice segment. In May 2011, we acquired Dopaco and have since integrated Dopaco into our Pactiv Foodservice segment. On January 27, 2012, we sold the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million, resulting in a gain on sale of $76 million. In September 2012, we acquired the business of Interplast Packaging, Inc., a producer of custom-labeled recycled PET egg cartons for customers throughout North America. Also in September 2012, we acquired International Tray Pads & Packaging, Inc., a manufacturer of a line of absorbent products used in fresh packed point of purchase meat, fish, poultry and produce. The combined purchase price of these two businesses was $30 million. In May 2013, we acquired the business of Spirit Foodservice Products Inc., a producer of extruded PS cups, injected molded PS products such as cutlery and utensils, and extruded PP products for an aggregate purchase price of $32 million.

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

Customers

Pactiv Foodservice's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Pactiv Foodservice's customers include foodservice distributors, food processors, restaurants, supermarket distributors, supermarkets and restaurants. Pactiv Foodservice also manufactures most of Reynolds Consumer Products' tableware products. In 2013, Pactiv Foodservice's top ten customers accounted for 54% of the segment's revenue, with two customers accounting for 13% and 12% of revenue, one of which was Reynolds Consumer Products.

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

Seasonality

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Manufacturing

Pactiv Foodservice operates 49 manufacturing plants in North America and three in Europe and has two majority-owned joint ventures in China. At 23 of its facilities, Pactiv Foodservice also manufactures products for Reynolds Consumer Products. In addition, two facilities operated by Reynolds Consumer Products manufacture products for Pactiv Foodservice. Pactiv Foodservice also operates several distribution facilities in the United States. Pactiv Foodservice manages its manufacturing plants by grouping them into value streams based on common raw materials, similar manufacturing processes and products. Each value stream is managed by a value stream director. The directors have responsibility for all plants that produce a specific process. The value streams are integral to a disciplined and lean operating system that provides consistent operating practices and metrics across all value streams.

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

Raw Materials and Suppliers

Pactiv Foodservice’s principal raw materials include resins, aluminum and paper. In 2013, the total value of raw materials was $1,855 million and represented 58% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 68% of raw material costs for the year, while aluminum, paper and other raw materials collectively accounted for 32%.

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

New Product Development

Pactiv Foodservice has two research and development facilities. Pactiv Foodservice and Reynolds Consumer Products operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois. These facilities support and accommodate the full range of research, formulation, design and testing requirements related to customer-driven applications, including design studios, analytical and quality test laboratories, pilot operations for new materials and technology development, test kitchens, rapid prototyping modules and a commercial tooling fabrication operation. Research and development costs were $12 million, $11 million and $11 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Employees

As of December 31, 2013, Pactiv Foodservice employed approximately 12,100 people located primarily in its U.S. manufacturing facilities. Labor unions are present at seven U.S. facilities and at four international locations, representing approximately 2,000 workers. Pactiv Foodservice has not experienced any significant union related work stoppages over the last five years. We believe Pactiv Foodservice's relationships with its employees and labor unions are satisfactory.

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

Pactiv Foodservice is subject to environmental, health and safety laws and regulations in the jurisdictions in which it operates. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Pactiv Foodservice's employees, regulate the materials used in and the recycling of products and impose liability for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances, including releases by prior owners or operators of Pactiv Foodservice's locations and releases at sites formerly owned or operated by Pactiv Foodservice. These laws also regulate, and in certain instances ban, products that may be deemed harmful to the environment. Many of Pactiv Foodservice's manufacturing facilities require environmental permits, such as those limiting air emissions. Compliance with these permits can require capital investment and, in some cases, could limit production.

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

We acquired Graham Packaging on September 8, 2011. The following tables show total segment revenue by product group and revenue by geographic region for Graham Packaging for the years ended December 31, 2013 and 2012 and on a pro forma basis as if we owned the business for the full year ended December 31, 2011:

	Revenue by product group
(In $ million)	2013	2012	2011
Food and Beverage	2,048	2,081	2,064
Household	482	481	538
Automotive Lubricants	323	316	329
Personal Care	171	167	166
Total	3,024	3,045	3,097

	Revenue by geographic region
(In $ million)	2013	2012	2011
United States	2,343	2,405	2,472
Remaining North American Region	235	229	223
Europe	260	261	254
Asia	58	37	32
South America	128	113	116
Total	3,024	3,045	3,097

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

Products

Graham Packaging's strategy is to develop new, innovative packaging to meet the design and performance requirements of its customers. Graham Packaging supplies custom blow molded plastic containers to a significant number of end-markets and geographic regions. Graham Packaging's product portfolio consists of four product categories: food and beverage, household, automotive lubricants and personal care.

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

Personal Care

In the personal care product category, Graham Packaging is a supplier of plastic containers for products in the hair care, skin care and oral care markets.

Customers

Substantially all of Graham Packaging's sales are to major branded consumer products companies. Most customers are under long-term contracts. These include customers for which the products are manufactured at a dedicated production facility nearby or inside the customer's production facility, as well as products manufactured at Graham Packaging's stand-alone facilities which produce packaging for several customers. Graham Packaging's supply contracts with its customers for on-site production typically have terms of up to ten years, while its supply contracts for production off-site typically have terms that range from three to five years. Both of these categories of contracts either renew automatically for subsequent one year terms or are renegotiated by Graham Packaging before expiration of the initial term. Graham Packaging's contracts typically contain provisions allowing for price adjustments based on changes in raw material prices and, in a majority of cases, the cost of energy and labor, among other factors. Graham Packaging is often the sole supplier of its customers' custom plastic container requirements nationally, regionally or for a specific brand. In 2013, Graham Packaging's top ten customers accounted for 46% of the segment's net revenue, and no single customer accounted for more than 10% of the segment’s net revenue.

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

Manufacturing

A critical component of Graham Packaging's strategy is to locate manufacturing facilities on-site, reducing expensive shipping and handling charges, providing instantaneous quality acceptance feedback and increasing distribution efficiencies. Graham Packaging has 93 manufacturing facilities of which approximately one-third are located on-site at its customers' plants. Graham Packaging operates 69 plants in North America, 14 in Europe, eight in South America and two in Asia.

Graham Packaging utilizes a variety of production processes, including blow molding and injection molding. We believe that the injection molders and blow molders used by Graham Packaging are widely recognized as the leading technologies for high speed production of hot-fill PET containers and multi-layer barrier containers. Graham Packaging also operates a variety of bottle labeling and decorating platforms, which is accomplished through in-mold techniques or post-molding methods. Typically, these decoration methods are used for bottles in the personal care product category.

Raw Materials and Suppliers

Resins constitute the primary raw materials used to make Graham Packaging's products. These materials are available from a number of domestic and international suppliers, and Graham Packaging is not dependent upon any single supplier. In 2013, the total value of raw materials was $1,557 million and represented 65% of Graham Packaging's total cost of sales, excluding depreciation and amortization.

Typically, Graham Packaging does not enter into long-term supply agreements with its suppliers. Graham Packaging considers the supply and availability of raw materials to be adequate to meet its needs. We believe that Graham Packaging maintains an adequate inventory to meet demand. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. We believe Graham Packaging's relationships with its suppliers are satisfactory.

Quality Management

Graham Packaging maintains quality assurance and control programs with respect to the performance of the products it manufactures, the performance of its suppliers and the compliance of its operations with its quality management system and sound manufacturing practices. Graham Packaging's production lines are equipped with specific quality control inspection equipment and its employees continuously monitor product attributes and performance through a comprehensive statistical process control system. Quality control laboratories are maintained at each manufacturing facility to test its products and validate their compliance with customer requirements. Graham Packaging continuously monitors and enhances its quality assurance and control programs to keep pace with the most current technologies and to meet and exceed customer expectations.

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

New Product Development

Graham Packaging’s technical capability has been enhanced through its Global Innovation & Design Center in York, Pennsylvania. Graham Packaging incurs costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, were $12 million and $11 million for the years ended December 31, 2013 and 2012, respectively, and, on a pro forma basis as if we owned the segment for the entire year, $9 million for the year ended December 31, 2011.

Employees

As of December 31, 2013, Graham Packaging employed approximately 8,000 people. Approximately 79% of Graham Packaging's employees are hourly wage employees, 40% of whom are represented by various labor unions and are covered by various collective bargaining agreements. Graham Packaging has not experienced any significant union-related work stoppages over the last five years. We believe Graham Packaging's relationships with its employees and labor unions are satisfactory.

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

Organizational Structure

We are a holding company that conducts its business operations through its controlled entities. Our significant controlled entities, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by us, are set out in note 24 to our audited consolidated financial statements included elsewhere in this annual report.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS.

None.

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

As a result of the Graham Packaging acquisition, we generated annual operational synergies and cost savings across the RGHL Group's segments of $78 million by the end of December 31, 2013 from the consolidation of facilities, elimination of duplicative operations, improvement of supply chain management and achievement of other efficiencies. In order to achieve these synergies and cost savings, we incurred cash outlays of approximately $74 million. Expenses incurred under our integration program generally included severance, consulting, exit, disposal and other costs associated with combining the components of Graham Packaging into our business.

For details of assets acquired and liabilities assumed, refer to note 25 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Dopaco Acquisition

On May 2, 2011, we acquired Dopaco from Cascades Inc. Dopaco is a manufacturer of paper cups and folding cartons for the quick-service restaurant and foodservice industries in the United States and Canada. The purchase consideration for the acquisition was $395 million in existing cash. Dopaco's business has been integrated into the Pactiv Foodservice segment. As a result of the Dopaco acquisition, we have generated annual operational synergies and cost savings of $30 million. In order to achieve these synergies and cost savings, we have incurred cash outlays of approximately $21 million. Expenses incurred under our integration program generally included severance and other costs.

For details of assets acquired and liabilities assumed, refer to note 25 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Pactiv Acquisition

On November 16, 2010, we acquired Pactiv Corporation (now Pactiv LLC) for a total enterprise value, including net debt, of $5.8 billion. We have substantially completed the process of combining our Reynolds consumer products and Reynolds foodservice packaging businesses with our Hefty consumer products and Pactiv foodservice packaging businesses, respectively, to form integrated Reynolds Consumer Products and Pactiv Foodservice segments. As a result of the Pactiv acquisition, we achieved annual operational synergies and cost savings of $230 million from the consolidation of facilities, elimination of duplicative operations, improvement of supply chain management and achievement of other efficiencies. In order to achieve these synergies and cost savings, we incurred cash outlays of approximately $130 million. Expenses incurred under our integration program generally included severance, exit, disposal and other costs associated with combining the components of the acquired consumer products and foodservice packaging businesses into our current Reynolds Consumer Products and Pactiv Foodservice segments.

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

As of December 31, 2013, our total indebtedness of $18,137 million ($18,142 million as of December 31, 2012) was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. As reflected in our statement of financial position, we had total borrowings of $17,937 million, consisting of total indebtedness net of unamortized debt issuance costs, original issue discount and embedded derivatives. For more information regarding our external borrowings, refer to note 18 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs

We have implemented a number of restructuring and cost saving programs in order to reduce our operating costs. During the year ended December 31, 2013, we incurred business integration costs of $36 million, restructuring charges of $53 million and operational process engineering-related consultancy costs of $14 million. The business integration costs were incurred in the Graham Packaging segment. The restructuring costs were incurred across various segments and largely related to workforce reductions and consolidation of facilities.

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

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	SIG — cartonboard, resin, aluminum

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard from December 31, 2010 through December 31, 2013 are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.
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

The prices for some of our raw materials, particularly resins and aluminum, have fluctuated significantly in recent years. Prices for raw wood and wood chips have fluctuated less than the prices of resins and aluminum. Raw wood and wood chips are typically purchased from sources close to our mills and, as a result, prices are established locally based on factors such as local competitive conditions and weather conditions.

Management expects continued volatility in raw material prices as a result of the continued uncertainty in the global economic environment, and such volatility may impact our results of operations. Although we continue to take steps to minimize the impact of the volatility of raw material prices through commodity hedging, fixed supplier pricing, reducing the lag time in contractual raw material cost pass-through mechanisms and entering into additional indexed customer contracts that include raw material cost pass-through provisions, these efforts may prove to be inadequate.

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

Hedging Activities

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum, diesel and steel. From time to time we enter into hedging agreements for some of our raw materials and energy sources to minimize the impact of price fluctuations. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices primarily related to resin, aluminum, diesel and natural gas. For additional details related to our commodity hedging activities, refer to “— Qualitative and Quantitative Disclosures about Market Risk — Commodity Risk.”

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

Results of Operations

The following discussion should be read in conjunction with the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. Detailed comparisons of revenue and results are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2013	% of revenue	2012(1)	% of revenue	Change	% change
Revenue	13,973	100%	13,830	100%	143	1%
Cost of sales	(11,321)	(81)%	(11,210)	(81)%	(111)	1%
Gross profit	2,652	19%	2,620	19%	32	1%
Selling, marketing and distribution expenses/General and administration expenses	(1,273)	(9)%	(1,309)	(9)%	36	(3)%
Net other income (expense)	(125)	(1)%	(106)	(1)%	(19)	18%
Share of profit of associates and joint ventures, net of income tax	26	—%	27	—%	(1)	(4)%
Profit from operating activities	1,280	9%	1,232	9%	48	4%
Financial income	167	1%	286	2%	(119)	(42)%
Financial expenses	(1,411)	(10)%	(1,690)	(12)%	279	(17)%
Net financial expenses	(1,244)	(9)%	(1,404)	(10)%	160	(11)%
Profit (loss) before income tax	36	—%	(172)	(1)%	208	NM
Income tax (expense) benefit	(104)	(1)%	74	1%	(178)	NM
Profit (loss) for the year	(68)	—%	(98)	(1)%	30	(31)%
Depreciation and amortization	1,020	7%	1,134	8%	(114)	(10)%
RGHL Group EBITDA(2)	2,300	16%	2,366	17%	(66)	(3)%
RGHL Group Adjusted EBITDA(2)	2,612	19%	2,557	18%	55	2%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

Revenue. Revenue increased by $143 million, or 1%. Revenue increased at SIG driven primarily by a combination of higher sales volume and product mix and at Reynolds Consumer Products and Pactiv Foodservice largely due to higher sales volume. These increases were partially offset by decreases in revenue at Evergreen, Closures and Graham Packaging primarily as a result of lower sales volume. Foreign currency exchange rates had a net unfavorable impact of $14 million primarily driven by an unfavorable impact at Closures and Graham Packaging, partially offset by a favorable impact at SIG.

Cost of Sales. Cost of sales increased by $111 million, or 1%. During the current year, Evergreen and Pactiv Foodservice reached agreements with their relevant unions to withdraw from PIUMPF as of December 31, 2013. As a result, cost of sales in the current year includes a non-cash expense of $66 million for the estimated pension withdrawal liability. Additionally, cost of sales increased at SIG primarily due to higher sales volume, at Reynolds Consumer Products and Pactiv Foodservice primarily due to higher sales volume and higher raw material costs and at Evergreen due to higher input and operating costs, partially offset by lower sales volume. Cost of sales decreased at Closures and Graham Packaging primarily due to lower sales volume. Foreign currency exchange rates had a net favorable impact of $12 million driven primarily by a favorable impact at Closures, partially offset by an unfavorable impact at SIG. Cost of sales as a percentage of revenue increased at Evergreen and Closures, remained unchanged at Reynolds Consumer Products and Pactiv Foodservice and decreased at SIG and Graham Packaging.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $36 million, or 3%. This decrease was primarily attributable to a $27 million adjustment at SIG in the prior year and a $4 million decrease in legal reserves at Evergreen in the current year. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 9%.

Net Other. Net other expense increased by $19 million to $125 million. This increase was primarily driven by a realized accumulated foreign currency translation loss of $33 million from the liquidation of a subsidiary in Hong Kong in the current year and the $77 million gain on sale of the Pactiv Foodservice laminating operations in the prior year. These increases were partially offset by a favorable impact of $40 million from insurance recoveries, net of costs incurred at Pactiv Foodservice, a decrease of $46 million in restructuring costs presented in net other, lower business integration costs of $24 million, lower asset impairment charges of $9 million and a decrease of $8 million in SEC registration costs. For additional information, refer to note 6 and note 7 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Net Financial Expenses. Net financial expenses decreased by $160 million to $1,244 million. This decrease was primarily attributable to a decrease of $161 million in losses on extinguishment of debt and a decrease of $98 million in interest expense, partially offset by a decrease of $142 million in the gains in fair value of embedded derivatives.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the years ended December 31, 2013 and December 31, 2012, the RGHL Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in the prevailing foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange gain of $61 million during the year ended December 31, 2013 compared to a foreign currency exchange gain of $41 million during the year ended December 31, 2012. For more information regarding the RGHL Group's financial expenses and borrowings, refer to note 10 and note 18, respectively, of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Qualitative and Quantitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. We recognized an income tax expense of $104 million on profit before income tax of $36 million (an effective tax rate of 289%) compared to an income tax benefit of $74 million on a loss before income tax of $172 million (an effective tax rate of 43%) for the prior year. The increase in the effective tax rate occurred primarily due to the relative mix of earnings and losses in various jurisdictions, an increase in non-deductible expenses and certain tax benefits recorded in 2012. These benefits included a one-time benefit of $92 million for the alternative fuel mixture credit, as well as tax rate modifications that had a favorable impact on the 2012 effective tax rate. For a reconciliation of the effective tax rate, refer to note 11 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Depreciation and Amortization. Depreciation and amortization decreased by $114 million, or 10%, primarily due to certain assets becoming fully depreciated at Reynolds Consumer Products and Pactiv Foodservice and intangible assets becoming fully amortized at SIG.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2013	2012(1)
Profit from operating activities	1,280	1,232
Depreciation and amortization	1,020	1,134
EBITDA(2)	2,300	2,366
Included in the RGHL Group EBITDA:
Asset impairment charges	42	33
Business acquisition and integration costs	36	61
Business interruption costs	(1)	1
Equity method profit, net of cash distributed	2	(20)
Fixed asset adjustment	—	10
Gain on sale of businesses and properties	(3)	(77)
Hurricane Sandy plant damage, net of insurance recoveries	(10)	16
Impact of purchase price accounting on inventories	2	—
Manufacturing plant fires, net of insurance recoveries	3	3
Multi-employer pension plan withdrawal	66	—
Non-cash changes in inventory and provisions	(5)	1
Non-cash pension expense	57	59
Operational process engineering-related consultancy costs	14	17
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—
Related party management fee	38	32
Restructuring costs, net of reversals	53	57
SEC registration costs	—	8
Unrealized (gain) loss on derivatives	(5)	(7)
VAT and customs refunds on historical imports	(16)	(2)
Other	6	(1)
RGHL Group Adjusted EBITDA(2)	2,612	2,557
Segment detail of Adjusted EBITDA:
SIG	543	500
Evergreen	247	233
Closures	162	187
Reynolds Consumer Products	596	603
Pactiv Foodservice	583	611
Graham Packaging	523	467
Corporate/unallocated(3)	(42)	(44)
RGHL Group Adjusted EBITDA	2,612	2,557

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(3)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the year ended December 31,
(In $ million, except for %)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	2,228	100%	2,076	100%	152	7%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,228	100%	2,076	100%	152	7%
Cost of sales	(1,657)	(74)%	(1,554)	(75)%	(103)	7%
Gross profit	571	26%	522	25%	49	9%
Selling, marketing and distribution expenses/ General and administration expenses	(229)	(10)%	(269)	(13)%	40	(15)%
Net other income (expense)	(26)	(1)%	(3)	—%	(23)	NM
Profit from operating activities	341	15%	276	13%	65	24%
SIG segment EBITDA	508	23%	491	24%	17	3%
SIG segment Adjusted EBITDA	543	24%	500	24%	43	9%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue increased by $152 million, or 7%.

Revenue in Europe increased by $23 million, or 2%, driven by a favorable foreign currency impact of $32 million due to the weakening of the dollar against the euro, partially offset by a combination of unfavorable product mix and sales volume of $9 million.

Revenue in the rest of the world increased by $129 million, or 12%. The increase was primarily related to $127 million from a combination of higher sales volume and product mix due to stronger demand in all regions and a favorable foreign currency impact of $2 million.

Cost of Sales. Cost of sales increased by $103 million, or 7%. The increase in cost of sales included an $88 million increase related to higher sales volume, a $23 million unfavorable foreign currency impact, an increase of $8 million due to the impact of product mix, $7 million of restructuring costs and an increase of $5 million due to higher raw material prices, particularly higher resin and liquid packaging board prices, partially offset by lower aluminum prices. These increases were partially offset by $12 million of the Brazilian VAT refund discussed below, lower amortization expense of $34 million due to fully amortized customer relationship intangible assets and a decrease of $3 million in other manufacturing costs. The net increase in cost of sales also reflects $21 million of adjustments for the year ended December 31, 2012 to correct for period costs inappropriately capitalized and for a misclassification of expenses between cost of sales and general and administration expenses. These adjustments resulted in a reduction in EBITDA of $10 million for the year ended December 31, 2012. There was no impact on Adjusted EBITDA for the year ended December 31, 2012. Excluding the effects of the accounting adjustments discussed above for the prior year, raw material costs accounted for 68% and 66% of SIG's cost of sales for the years ended December 31, 2013 and December 31, 2012, respectively.

During the year ended December 31, 2013, the segment received approval from tax authorities for a tax refund related to Brazilian VAT that had previously been paid. This refund had a total impact of $18 million for the year ended December 31, 2013. A portion of the Brazilian VAT previously paid had been recorded in cost of sales and a portion had been recorded in other expenses. The refund has been allocated based on how the payments were originally recorded. Of the total refund, $16 million has been included in the segment’s Adjusted EBITDA calculation.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $40 million, or 15%. The decrease was primarily due to the accounting adjustment explained above and lower amortization expense of $17 million largely due to fully amortized patents. These decreases were partially offset by $5 million of restructuring costs.

Net Other. Net other expense increased by $23 million to $26 million. The change was primarily attributable to the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of foreign currency translation losses which had been accumulated in equity were recognized in net other during the year ended December 31, 2013. In addition, net other was impacted by a $7 million increase in foreign currency exchange losses and an increase of $8 million in operational process engineering-related consultancy costs. These items were partially offset by a decrease of $19 million of restructuring costs recorded in net other and current year income of $6 million from the Brazilian VAT refund discussed above. These items, with the exception of the foreign currency exchange losses, have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our SIG segment is as follows:

	For the year ended December 31,
(In $ million)	2013	2012(1)
Profit from operating activities	341	276
Depreciation and amortization	167	215
EBITDA	508	491
Included in SIG segment EBITDA:
Equity method profit, net of cash distributed	2	(19)
Fixed asset adjustment	—	10
Gain on sale of businesses and properties	(2)	—
Non-cash changes in inventory and provisions	(2)	(8)
Operational process engineering-related consultancy costs	9	1
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—
Restructuring costs, net of reversals	12	20
Unrealized loss on derivatives	(2)	7
VAT and customs refunds on historical imports	(16)	(2)
Other	1	—
SIG segment Adjusted EBITDA	543	500

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	1,553	93%	1,601	95%	(48)	(3)%
Inter-segment revenue	113	7%	84	5%	29	35%
Total segment revenue	1,666	100%	1,685	100%	(19)	(1)%
Cost of sales	(1,453)	(87)%	(1,416)	(84)%	(37)	3%
Gross profit	213	13%	269	16%	(56)	(21)%
Selling, marketing and distribution expenses/ General and administration expenses	(85)	(5)%	(97)	(6)%	12	(12)%
Net other income (expense)	1	—%	4	—%	(3)	(75)%
Profit from operating activities	130	8%	177	11%	(47)	(27)%
Evergreen segment EBITDA	187	11%	234	14%	(47)	(20)%
Evergreen segment Adjusted EBITDA	247	15%	233	14%	14	6%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue decreased by $19 million, or 1%. This decrease was attributable to a $41 million decrease in sales of paper products due to a decrease of $35 million in sales volume, primarily a result of lower market demand, as well as a decrease of $6 million as pricing declined in the current year. Additionally, revenue from liquid packaging board decreased $5 million due to a decrease of $4 million from price decreases and $1 million in lower sales volume. These decreases were partially offset by an increase of $27 million in revenue from carton packaging due to an increase of $14 million in sales volume, driven primarily by higher demand in cartons, machines and spouts and $13 million in price increases.

Cost of Sales. Cost of sales increased by $37 million, or 3%. The change was primarily driven by a $61 million non-cash pension expense related to the withdrawal from a multi-employer pension plan. Additionally, total input and operating costs increased approximately $18 million. These were partially offset by a $42 million decrease due to lower sales volume, primarily in paper products. Excluding the current year impact of the multi-employer pension plan withdrawal liability, for the years ended December 31, 2013 and December 31, 2012, raw material costs accounted for 43% and 42% of Evergreen's cost of sales, respectively. While input prices were slightly higher, the increase in total raw material costs as a percentage of cost of sales is primarily due to the change in product mix.

Gross Profit. Gross profit decreased by $56 million, or 21%. Excluding the impact of the multi-employer pension plan withdrawal liability, gross profit would have increased by $5 million, or 2%. Additionally, gross profit margin would have remained unchanged at 16%. Evergreen's gross profit is impacted by changes in the costs of raw materials, including fiber, resin, commodity chemicals, and energy, including fuel oil, electricity, natural gas and coal. Evergreen purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Evergreen's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $12 million, or 12%. The decrease is primarily attributable to a $4 million reduction in legal reserves and a decrease in other legal and professional fees and personnel costs.

Net Other. Net other income decreased by $3 million to $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2013	2012(1)
Profit from operating activities	130	177
Depreciation and amortization	57	57
EBITDA	187	234
Included in Evergreen segment EBITDA:
Equity method profit, net of cash distributed	—	(1)
Multi-employer pension plan withdrawal	61	—
Restructuring costs, net of reversals	—	2
Unrealized (gain) loss on derivatives	(1)	(2)
Evergreen segment Adjusted EBITDA	247	233

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	1,174	99%	1,224	99%	(50)	(4)%
Inter-segment revenue	17	1%	13	1%	4	31%
Total segment revenue	1,191	100%	1,237	100%	(46)	(4)%
Cost of sales	(1,001)	(84)%	(1,005)	(81)%	4	—%
Gross profit	190	16%	232	19%	(42)	(18)%
Selling, marketing and distribution expenses/ General and administration expenses	(120)	(10)%	(122)	(10)%	2	(2)%
Net other income (expense)	(10)	(1)%	(7)	(1)%	(3)	43%
Profit from operating activities	60	5%	103	8%	(43)	(42)%
Closures segment EBITDA	137	12%	178	14%	(41)	(23)%
Closures segment Adjusted EBITDA	162	14%	187	15%	(25)	(13)%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue decreased by $46 million, or 4%.

Revenue in North America decreased by $8 million, or 2%. This decrease was largely attributable to a $31 million impact of lower sales volume due to decreased customer demand as a result of market conditions, partially offset by favorable changes in product mix and foreign currency impact. Improved product mix increased revenue $19 million as a result of increased sales to the non-carbonated beverage market and decreased sales to the water and carbonated beverage markets, and a favorable foreign currency impact of $4 million, primarily due to the strengthening of the Mexican peso against the dollar.

Revenue in the rest of the world decreased by $38 million, or 5%. This decrease was primarily attributable to an unfavorable foreign currency impact of $44 million, largely due to the strengthening of the dollar against the Japanese yen, Brazilian real and Argentine peso, partially offset by the strengthening of the euro against the dollar. In addition, revenue decreased $4 million due to changes in product mix and pricing related to the pass-through of resin price changes to customers and decreased equipment and spare parts sales. These decreases were partially offset by an increase of $10 million due to higher sales volume, which was primarily attributable to increased sales in the Asian and Middle Eastern regions largely due to market share growth, partially offset by lower sales in the South American region primarily due to increased local competition.

Cost of Sales. Cost of sales decreased by $4 million. A $14 million decrease due to lower sales volume and a favorable foreign currency impact of $35 million due to the strengthening of the dollar as noted above were mostly offset by an increase of $12 million due to changes in raw material costs, including resin, an increase of $11 million in restructuring costs and an increase in other manufacturing costs, including inventory write-offs. For the years ended December 31, 2013 and December 31, 2012, raw material costs accounted for 61% and 62% of Closures' cost of sales, respectively.

Gross Profit. Closures' gross profit is impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchases of resin from its suppliers and sales of products to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 2%. This decrease was primarily attributable to favorable foreign currency impact of $3 million and cost savings associated with restructuring efforts. These decreases were partially offset by higher restructuring costs of $3 million and higher depreciation and amortization of $3 million.

Net Other. Net other expense increased by $3 million. This change was primarily attributable to $4 million in expense related to the relocation of the Brazilian operations and increased asset impairment charges of $8 million associated with the restructuring of operations partially offset by an increase in unrealized gains on derivatives and a decrease of $5 million in restructuring costs recorded in net other in the prior year. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2013	2012(1)
Profit from operating activities	60	103
Depreciation and amortization	77	75
EBITDA	137	178
Included in Closures segment EBITDA:
Asset impairment charges	11	3
Business interruption costs	(1)	1
Restructuring costs, net of reversals	17	5
Unrealized (gain) loss on derivatives	(4)	(1)
Other	2	1
Closures segment Adjusted EBITDA	162	187

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	2,572	95%	2,508	96%	64	3%
Inter-segment revenue	133	5%	111	4%	22	20%
Total segment revenue	2,705	100%	2,619	100%	86	3%
Cost of sales	(1,985)	(73)%	(1,903)	(73)%	(82)	4%
Gross profit	720	27%	716	27%	4	1%
Selling, marketing and distribution expenses/ General and administration expenses	(242)	(9)%	(244)	(9)%	2	(1)%
Net other income (expense)	(3)	—%	7	—%	(10)	NM
Profit from operating activities	475	18%	479	18%	(4)	(1)%
Reynolds Consumer Products segment EBITDA	589	22%	605	23%	(16)	(3)%
Reynolds Consumer Products segment Adjusted EBITDA	596	22%	603	23%	(7)	(1)%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue increased by $86 million, or 3%. The increase was driven by $42 million from higher external sales volume across most product groups, $22 million of incremental revenue from Trans Western and $22 million of higher inter-segment sales to Pactiv Foodservice.

Cost of Sales. Cost of sales increased by $82 million, or 4%. The increase was largely driven by higher sales volume and higher material costs, primarily higher resin costs partially offset by lower aluminum costs. These increases were partially offset by lower depreciation expense resulting from certain assets becoming fully depreciated. For the years ended December 31, 2013 and December 31, 2012, raw material costs accounted for 65% and 64% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin-based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 1%.

Net Other. Net other changed by $10 million to net other expense of $3 million compared to net other income of $7 million for the prior year. This change was primarily attributable to the change in unrealized gains and losses on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2013	2012(1)
Profit from operating activities	475	479
Depreciation and amortization	114	126
EBITDA	589	605
Included in Reynolds Consumer Products segment EBITDA:
Asset impairment charges	1	1
Business acquisition and integration costs	—	2
Non-cash changes in inventory and provisions	—	3
Impact of purchase price accounting on inventories	1	—
Operational process engineering-related consultancy costs	—	2
Restructuring costs, net of reversals	1	—
Unrealized (gain) loss on derivatives	4	(10)
Reynolds Consumer Products segment Adjusted EBITDA	596	603

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	3,422	87%	3,376	88%	46	1%
Inter-segment revenue	508	13%	475	12%	33	7%
Total segment revenue	3,930	100%	3,851	100%	79	2%
Cost of sales	(3,311)	(84)%	(3,250)	(84)%	(61)	2%
Gross profit	619	16%	601	16%	18	3%
Selling, marketing and distribution expenses/ General and administration expenses	(293)	(7)%	(284)	(7)%	(9)	3%
Net other income (expense)	12	—%	14	—%	(2)	(14)%
Profit from operating activities	338	9%	331	9%	7	2%
Pactiv Foodservice segment EBITDA	566	14%	614	16%	(48)	(8)%
Pactiv Foodservice segment Adjusted EBITDA	583	15%	611	16%	(28)	(5)%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Pactiv Foodservice’s Macon, Georgia plant sustained significant damage as a result of a fire in May 2013. The Kearny, New Jersey plant sustained significant damage as a result of Hurricane Sandy which came ashore along the east coast of the United States in October 2012. As a result of these events, we have incurred fixed asset impairment charges, clean up and restoration costs, relocation costs and additional procurement costs to provide customers with replacement products until such time that the production is restored. The Kearny, New Jersey plant has been closed and production has been shifted to other plants. The Macon, Georgia plant is expected to resume full production in early 2014.

For the year ended December 31, 2013, costs incurred associated with the above have been included in cost of sales and net other income. These costs have largely been offset by related insurance recoveries.
Revenue. Revenue increased by $79 million, or 2%. The increase of $46 million in external revenue is the result of incremental sales volume of $65 million driven by $58 million from business acquisitions in September 2012 and March 2013 and an increase in net volume in the core business, partially offset by the loss of sales volume due to the Macon, Georgia manufacturing plant fire. The increase was partially offset by a decrease of $19 million primarily related to pricing due to the timing of the pass-through of resin price changes to customers.

While revenue for the period was negatively affected by the fire at the Macon, Georgia plant and the damage at the Kearny, New Jersey plant, there was no impact on Adjusted EBITDA related to the lost revenue because other income for the period included insurance recoveries of $14 million for lost profits.

Cost of Sales. Cost of sales increased by $61 million, or 2%. This increase was primarily attributable to higher raw material costs, increased sales volume as discussed above, increased logistics costs and a $5 million non-cash pension expense related to the exit from a multi-employer pension plan. These increases are partially offset by lower depreciation and amortization expense resulting from certain assets becoming fully depreciated and lower manufacturing spending largely as a result of improved operational performance driven by benefits from continued focus on manufacturing efficiencies.

Raw material costs accounted for 56% of Pactiv Foodservice's cost of sales for both years ended December 31, 2013 and December 31, 2012. Raw material costs for the year ended December 31, 2013 increased by $38 million, primarily due to increased resin prices and increased volume.

Gross Profit. Gross profit as a percentage of segment revenue remained unchanged at 16%. The favorable impact to gross profit from increased revenue and lower depreciation and amortization expense was offset by an unfavorable product mix shift and increased logistics costs. Pactiv Foodservice's gross profit is impacted by changes in the costs of raw materials, including resin and aluminum. Pactiv Foodservice generally cannot immediately pass through price increases or declines to its customers because the price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Pactiv Foodservice's purchases of raw materials from its suppliers and sales to its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $9 million, or 3%. The increase was primarily due to incremental expenses related to business acquisitions in March 2013 and September 2012 and an increase of $3 million in restructuring costs.

Net Other. Net other income decreased by $2 million to $12 million. This change was largely attributable to a $77 million gain on sale of the laminating operations in the prior year period, partially offset by $40 million of insurance recoveries, net of costs incurred, related to Hurricane Sandy and manufacturing plant fires, a decrease of $24 million in business acquisition and integration costs, a decrease of $14 million in operational process engineering-related consultancy costs and a decrease of $4 million in asset impairment charges.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2013	2012(1)
Profit from operating activities	338	331
Depreciation and amortization	228	283
EBITDA	566	614
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	9	13
Business acquisition and integration costs	—	24
Gain on sale of businesses and properties	(1)	(77)
Hurricane Sandy plant damage, net of insurance recoveries	(10)	16
Impact of purchase price accounting on inventories	1	—
Manufacturing plant fires, net of insurance recoveries	3	3
Multi-employer pension plan withdrawal	5	—
Non-cash changes in inventory and provisions	—	6
Operational process engineering-related consultancy costs	—	14
Restructuring costs, net of reversals	10	4
Unrealized (gain) loss on derivatives	(2)	(1)
Other	2	(5)
Pactiv Foodservice segment Adjusted EBITDA	583	611

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2013	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	3,024	100%	3,045	100%	(21)	(1)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	3,024	100%	3,045	100%	(21)	(1)%
Cost of sales	(2,685)	(89)%	(2,765)	(91)%	80	(3)%
Gross profit	339	11%	280	9%	59	21%
Selling, marketing and distribution expenses/General and administration expenses	(204)	(7)%	(184)	(6)%	(20)	11%
Net other income (expense)	(62)	(2)%	(82)	(3)%	20	(24)%
Profit (loss) from operating activities	73	2%	14	—%	59	421%
Graham Packaging segment EBITDA	448	15%	391	13%	57	15%
Graham Packaging segment Adjusted EBITDA	523	17%	467	15%	56	12%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

The discussion below includes a reference to actual synergies that have been achieved during the current year as a result of integrating Graham Packaging into RGHL. These actual benefits realized resulted from a combination of cost savings, including optimization of certain raw materials procurement for the segments, facilities consolidations, elimination of duplicative operations and overhead, improvement of supply chain management and achievement of other efficiencies. The benefits are measured based on clear and quantifiable measures, such as observable reductions in fixed overhead costs, the elimination of costs specific to production facilities that have been closed and the elimination of salaries and benefits related to headcount reductions.

Revenue. Revenue decreased by $21 million, or 1%. The decrease in revenue was primarily attributable to a decrease in sales volume of $58 million primarily due to the rationalization of certain unprofitable products and general market softness in several product categories, principally in the food and beverage markets, partially offset by growth in emerging markets. The decrease was partially offset by an increase in resin pricing passed through to customers and favorable product mix.

Cost of Sales. Cost of sales decreased by $80 million, or 3%. This decrease was primarily attributable to a decline of $63 million from the decreased sales volume, as well as operational improvements and actual synergies realized during the current year, partially offset by an increase in resin pricing and $10 million in restructuring costs. For both years ended December 31, 2013 and December 31, 2012, raw material costs accounted for 58% of Graham Packaging's cost of sales.

Gross Profit. Graham Packaging's gross profit is impacted by changes in the costs of raw materials, including resin, and energy-related costs. Graham Packaging purchases most of its raw materials and other input costs on the spot market and generally cannot immediately pass through price increases or declines to certain of its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. Due to the differences in timing between Graham Packaging's purchases of raw materials from its suppliers and sales to certain of its customers, there is often a lead-lag impact, with margins being negatively impacted in periods of rising raw material prices and positively impacted in periods of falling raw material prices.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $20 million, or 11%. This increase was primarily attributable to an increase in personnel-related costs.

Net Other. Net other expense decreased by $20 million to $62 million. This change was primarily attributable to a decrease in restructuring costs recorded in net other, partially offset by an increase of $5 million in business acquisition and integration costs, $5 million in operational process engineering-related consultancy costs and $5 million in asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation. Net other was also impacted by $5 million in losses on sales of property, plant and equipment during the prior year.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit (loss) from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2013	2012(1)
Profit (loss) from operating activities	73	14
Depreciation and amortization	375	377
EBITDA	448	391
Included in Graham Packaging segment EBITDA:
Asset impairment charges	21	16
Business acquisition and integration costs	36	31
Operational process engineering-related consultancy costs	5	—
Restructuring costs, net of reversals	13	27
Other	—	2
Graham Packaging segment Adjusted EBITDA	523	467

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2013	2012(1)	Change	% change
Selling, marketing and distribution expenses/General and administration expenses	(100)	(109)	9	(8)%
Net other income (expense)	(37)	(39)	2	(5)%
Loss from operating activities	(137)	(148)	11	(7)%
Corporate/Unallocated EBITDA	(135)	(147)	12	(8)%
Corporate/Unallocated Adjusted EBITDA	(42)	(44)	2	(5)%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 8%. This decrease was primarily attributable to a decrease of $2 million in pension expense and a decrease of $2 million in related party recharges.

Net Other. Net other expense decreased by $2 million, or 5%. This change was primarily attributable to $8 million of SEC registration costs in the prior year and the current year benefit of the reversal of $3 million in provisions related to the expiration of a tax indemnification from a business disposal, partially offset by a $6 million increase in related party management fees and $3 million of higher professional fees.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2013	2012(1)
Loss from operating activities	(137)	(148)
Depreciation and amortization	2	1
EBITDA	(135)	(147)
Included in Corporate/Unallocated EBITDA:
Business acquisition and integration costs	—	4
Non-cash changes in inventory and provisions	(3)	—
Non-cash pension expense	57	59
Related party management fee	38	32
Restructuring costs, net of reversals	—	(1)
SEC registration costs	—	8
Other	1	1
Corporate/Unallocated Adjusted EBITDA	(42)	(44)

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2012(1)	% of Revenue	2011(1)(2)	% of Revenue	Change	% change
Revenue	13,830	100%	11,819	100%	2,011	17%
Cost of sales	(11,210)	(81)%	(9,731)	(82)%	(1,479)	15%
Gross profit	2,620	19%	2,088	18%	532	25%
Selling, marketing and distribution expenses/General and administration expenses	(1,309)	(9)%	(1,077)	(9)%	(232)	22%
Net other income (expense)	(106)	(1)%	(211)	(2)%	105	(50)%
Share of profit of associates and joint ventures, net of income tax	27	—%	17	—%	10	59%
Profit from operating activities	1,232	9%	817	7%	415	51%
Financial income	286	2%	22	—%	264	NM
Financial expenses	(1,690)	(12)%	(1,420)	(12)%	(270)	19%
Net financial expenses	(1,404)	(10)%	(1,398)	(12)%	(6)	—%
Profit (loss) before income tax	(172)	(1)%	(581)	(5)%	409	(70)%
Income tax (expense) benefit	74	1%	95	1%	(21)	(22)%
Profit (loss) for the year	(98)	(1)%	(486)	(4)%	388	(80)%
Depreciation and amortization	1,134	8%	972	8%	162	17%
RGHL Group EBITDA(3)	2,366	17%	1,789	15%	577	32%
RGHL Group Adjusted EBITDA(3)	2,557	18%	2,112	18%	445	21%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the results of operations of Dopaco from May 2, 2011 to December 31, 2011 and the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

(3)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

We acquired Graham Packaging on September 8, 2011. The results of operations of Graham Packaging have been included in the RGHL Group's results of operations as a separate segment since the consummation of the Graham Packaging acquisition. For the year ended December 31, 2012, Graham Packaging's revenue, profit from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group's results were $3,045 million, $14 million, $391 million and $467 million, respectively. For the period from September 8, 2011 to December 31, 2011, Graham Packaging's revenue, loss from operating activities, EBITDA and Adjusted EBITDA included in the RGHL Group's results were $967 million, $25 million, $104 million and $155 million, respectively.

In addition, we acquired Dopaco on May 2, 2011. The operating results of Dopaco have been combined with the operating results of our Pactiv Foodservice segment since the date of the Dopaco acquisition.

For further details on the above acquisitions, refer to “— Recent Acquisitions and Integration” and note 25 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Revenue. Revenue increased by $2,011 million, or 17%. The increase was largely attributable to incremental revenue from the acquisitions of Graham Packaging and Dopaco. In addition, revenue increased at (a) SIG driven by increased sales in the Middle East, Asia, South America and North America, (b) Evergreen driven by sales in paper products and cartons, and (c) Reynolds Consumer Products driven primarily by price increases. These increases in revenue were partially offset by decreases at (a) Closures driven by changes in product mix and pricing related to price negotiations and the pass-through of resin price changes to customers, and (b) Pactiv Foodservice driven primarily by lower volumes as a result of the sale of the laminating operations and exiting certain low margin non-strategic product offerings as well as lower volume principally driven by lower sales in mature, declining and non-strategic categories, partially offset by pricing strategies to recover higher resin costs. Foreign currency exchange rates had an unfavorable impact of $150 million at SIG and Closures largely resulting from the strengthening of the dollar against the euro and Mexican peso.

Cost of Sales. Cost of sales increased by $1,479 million, or 15%. The increase was largely attributable to incremental cost of sales from the acquisition of Graham Packaging. The increases were offset by the sale of the laminating operations at Pactiv Foodservice, lower raw material costs and benefits from actual synergies realized and improved operational performance. Foreign currency exchange rates had a favorable impact of $125 million at SIG and Closures largely resulting from the strengthening of the dollar against the euro and Mexican peso. Cost of sales as a percentage of revenue decreased across all segments.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $232 million, or 22%. This increase in expenses was primarily attributable to the acquisition of Graham Packaging. However, selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 9%. Selling, marketing and distribution expenses and general and administration expenses also increased by a $27 million adjustment at SIG, a $23 million reclassification from cost of sales at Closures and a $19 million reclassification from cost of sales at Reynolds Consumer Products during the year ended December 31, 2012. For additional information, refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Net Other. Net other expense decreased by $105 million. This change was primarily attributable to a $77 million gain on sale of the Louisville laminating operations in the Pactiv Foodservice segment, a $33 million decrease in unrealized loss on derivatives as the open hedge position moved from a net loss position in 2011 to a net gain position in 2012, a $32 million decrease in business restructuring expenses, a $25 million decrease in operational process engineering-related consultancy costs and a $21 million decrease in business acquisition and integration costs in the current year compared to the prior year. These benefits were partially offset by a $32 million related party management fee during the current year and a $21 million increase in asset impairment charges. For additional information, refer to note 6 and note 7 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Net Financial Expenses. Net financial expenses increased by $6 million. The primary factors contributing to the increase include an increase of $306 million in interest expense mainly as a result of additional borrowings incurred in August 2011 to fund the acquisition of Graham Packaging. Additionally, in 2012 we had a loss on extinguishment of debt of $213 million as a result of the September 2012 refinancing transactions which included the repayment of the 2011 credit agreement and the 2009 Senior Secured Notes. In 2011, we had a loss on extinguishment of debt of $129 million due to the extinguishment of the Original Senior Secured Credit Facilities. The losses on extinguishment included early repayment penalties and write-offs of unamortized transaction costs. These increases were partially offset by $96 million from the change in foreign currency exchange gains, $243 million of gains from the change in the fair value of derivatives and $79 million of fees incurred in 2011 in connection with the financing of the Graham Packaging acquisition.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the years ended December 31, 2012 and December 31, 2011, the RGHL Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in the prevailing foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange gain of $41 million compared to a foreign currency exchange loss of $55 million during the prior year. For more information regarding the RGHL Group's financial expenses and borrowings, refer to note 10 and note18, respectively, of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Qualitative and Quantitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Benefit. We recognized an income tax benefit of $74 million on a loss before income tax of $172 million (an effective tax rate of 43%) compared to an income tax benefit of $95 million on a loss before income tax of $581 million (an effective tax rate of 16%) for the prior year. The increase in the effective tax rate was primarily due to the favorable resolution of Evergreen's 2009 tax year refund claim, partially offset by an increase in unrecognized non-U.S. tax losses, mostly in Luxembourg. For a reconciliation of the effective tax rate, refer to note 11 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

In May 2012, Evergreen submitted a refund claim to the Internal Revenue Service ("IRS") to exclude $235 million of alternative fuel mixture credits from 2009 taxable income. The refund claim was submitted to the IRS in the course of Evergreen's 2009 federal tax examination. In the same month, Evergreen received a Notice of Proposed Adjustment from the IRS allowing the refund claim in full. Additionally, Evergreen will file a refund claim for its 2010 tax year to exclude the $10 million of alternative fuel mixture credits from 2010 taxable income. As a result, the RGHL Group recognized $92 million of tax benefit in the year ended December 31, 2012.

Depreciation and Amortization. Depreciation and amortization increased by $162 million, or 17%, primarily due to additional depreciation and amortization expense from the acquisitions of Graham Packaging and Dopaco.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2012(1)	2011(1)(2)
Profit from operating activities	1,232	817
Depreciation and amortization	1,134	972
EBITDA(3)	2,366	1,789
Included in the RGHL Group EBITDA:
Asset impairment charges	33	12
Business acquisition and integration costs	61	85
Business interruption costs	1	2
Change in control payments	—	12
Equity method profit, net of cash distributed	(20)	(10)
Fixed asset adjustment	10	—
Gain on modification of plan benefits	—	(25)
Gain on sale of businesses and properties	(77)	(5)
Hurricane Sandy plant damage, net of insurance recoveries	16	—
Impact of purchase price accounting on inventories	—	33
Manufacturing plant fires, net of insurance recoveries	3	—
Non-cash changes in inventory and provisions	1	3
Non-cash pension expense	59	54
Operational process engineering-related consultancy costs	17	42
Related party management fee	32	—
Restructuring costs, net of reversals	57	88
SEC registration costs	8	6
Unrealized (gain) loss on derivatives	(7)	26
VAT and customs refunds on historical imports	(2)	1
Other	(1)	(1)
RGHL Group Adjusted EBITDA(3)	2,557	2,112
Segment detail of Adjusted EBITDA:
SIG	500	475
Evergreen	233	214
Closures	187	195
Reynolds Consumer Products	603	556
Pactiv Foodservice	611	549
Graham Packaging	467	155
Corporate/unallocated(4)	(44)	(32)
RGHL Group Adjusted EBITDA(3)	2,557	2,112

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)
Represents the results of operations of SIG, Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice for the full year ended December 31, 2011, the results of operations of Dopaco from May 2, 2011 to December 31, 2011 and the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

(3)
EBITDA is defined as profit from operating activities plus depreciation of property, plant and equipment and investment properties and amortization of intangible assets. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. EBITDA and Adjusted EBITDA are not presentations made in accordance with IFRS, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. Because not all companies calculate EBITDA and Adjusted EBITDA identically, this presentation of EBITDA and Adjusted EBITDA may not be comparable to the similarly titled measures of other companies.

(4)
Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

SIG Segment

	For the year ended December 31,
(In $ million, except for %)	2012(1)	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	2,076	100%	2,036	100%	40	2%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,076	100%	2,036	100%	40	2%
Cost of sales	(1,554)	(75)%	(1,599)	(79)%	45	(3)%
Gross profit	522	25%	437	21%	85	19%
Selling, marketing and distribution expenses/ General and administration expenses	(269)	(13)%	(266)	(13)%	(3)	1%
Net other income (expense)	(3)	—%	26	1%	(29)	NM
Profit from operating activities	276	13%	212	10%	64	30%
SIG segment EBITDA	491	24%	472	23%	19	4%
SIG segment Adjusted EBITDA	500	24%	475	23%	25	5%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue increased by $40 million, or 2%.

Revenue in Europe decreased by $106 million, or 9%, driven by an unfavorable foreign currency impact of $83 million due to the strengthening of the dollar against the euro and lower sales volume of $23 million.

Revenue in the rest of the world increased by $146 million, or 16%. The increase was primarily related to higher volumes of $170 million due to much stronger demand in the Middle East and South America, largely due to new customers, and strong growth in Asia and North America. Foreign currency impact was an unfavorable $24 million.

Cost of Sales. Cost of sales decreased by $45 million, or 3%. The decrease in cost of sales included an $84 million favorable foreign currency impact, resulting from the strengthening of the dollar against the euro and lower manufacturing costs of $37 million due to better utilization of plants and higher start-up costs of the new plant in Brazil during 2011. Raw material costs also improved by $19 million, mostly due to higher raw material prices in the prior year period. The decrease in cost of sales also included a $21 million benefit arising from adjustments to correct for period costs inappropriately capitalized and for a misclassification of expenses between cost of sales and general and administration expenses. These decreases in cost of sales were partially offset by a $115 million increase related primarily to higher sales volume. Excluding the effects of the accounting adjustments discussed above, raw material costs accounted for 66% and 65% of SIG's cost of sales for the years ended December 31, 2012 and December 31, 2011, respectively. The accounting adjustments discussed above resulted in a reduction of EBITDA of $10 million for the year ended December 31, 2012. There was no impact on Adjusted EBITDA for the year ended December 31, 2012.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $3 million, or 1%. The increase was primarily due to the accounting adjustment described above related to a misclassification of expenses and an increase of $23 million in operating expenses largely due to incentive compensation. These increases were mostly offset by favorable foreign currency impact of $14 million from the strengthening of the dollar against the euro and lower amortization expense of $31 million due to fully amortized patents.

Net Other. Net other changed by $29 million to net other expense of $3 million compared to net other income of $26 million for the prior year. This change was primarily attributable to an increase of $18 million in restructuring costs related to SIG's cost optimization program and an increase of $5 million in net unrealized loss on open hedge positions in the current year. These increases were partially offset by a $7 million benefit in the current year due to the reversal of provisions related to businesses sold prior to our acquisition of SIG. These items have been included in the segment's Adjusted EBITDA calculation. In addition, other income decreased by $15 million related to facility management revenue from a business sold in 2011.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our SIG segment is as follows:

	For the year ended December 31,
(In $ million)	2012(1)	2011(1)
Profit from operating activities	276	212
Depreciation and amortization	215	260
EBITDA	491	472
Included in SIG segment EBITDA:
Asset impairment charges	—	4
Business interruption costs	—	2
Equity method profit not distributed in cash	(19)	(8)
Fixed asset adjustment	10	—
Non-cash changes in inventory and provisions	(8)	—
Operational process engineering-related consultancy costs	1	—
Restructuring costs, net of reversals	20	2
Unrealized loss on derivatives	7	2
VAT and customs refunds on historical imports	(2)	1
SIG segment Adjusted EBITDA	500	475

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2012(1)	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	1,601	95%	1,587	97%	14	1%
Inter-segment revenue	84	5%	46	3%	38	83%
Total segment revenue	1,685	100%	1,633	100%	52	3%
Cost of sales	(1,416)	(84)%	(1,382)	(85)%	(34)	2%
Gross profit	269	16%	251	15%	18	7%
Selling, marketing and distribution expenses/ General and administration expenses	(97)	(6)%	(102)	(6)%	5	(5)%
Net other income (expense)	4	—%	3	—%	1	33%
Profit from operating activities	177	11%	154	9%	23	15%
Evergreen segment EBITDA	234	14%	214	13%	20	9%
Evergreen segment Adjusted EBITDA	233	14%	214	13%	19	9%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue increased by $52 million, or 3%. The increase was attributable to a $34 million increase in revenue from paper products due to an increase of $54 million from higher sales volume, primarily as a result of higher export sales and market demand for certain products, partially offset by a decrease of $20 million as pricing declined in the current year. Additionally, revenue from carton packaging increased $20 million due to $16 million in price increases, as well as an increase of $4 million attributable to higher sales volume. These increases were partially offset by a decrease of $2 million in revenue from liquid packaging board due to a decrease of $4 million from price declines partially offset by higher sales volume.

Cost of Sales. Cost of sales increased by $34 million, or 2%. This change was driven by a $75 million increase primarily due to higher volumes across the business, with the largest contributor being paper products, which consisted of higher export shipments. This increase was partially offset by a $38 million decrease primarily as a result of lower raw material and other input costs, primarily energy, resins and fiber, and maintenance costs. Evergreen completed two scheduled mill outages during both years; however, the outages during 2011 were of a much larger scale than the outages during 2012. The 2011 outages led to higher maintenance costs during that period as compared to the year ended December 31, 2012. For the years ended December 31, 2012 and December 31, 2011, raw material costs accounted for 42% and 44% of Evergreen's cost of sales, respectively.

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

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $5 million, or 5%. However, selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 6%.

Net Other. Net other income increased by $1 million to $4 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2012(1)	2011(1)
Profit from operating activities	177	154
Depreciation and amortization	57	60
EBITDA	234	214
Included in Evergreen segment EBITDA:
Equity method profit not distributed in cash	(1)	(2)
Restructuring costs, net of reversals	2	—
Unrealized (gain) loss on derivatives	(2)	2
Evergreen segment Adjusted EBITDA	233	214

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2012(1)	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	1,224	99%	1,317	99%	(93)	(7)%
Inter-segment revenue	13	1%	12	1%	1	8%
Total segment revenue	1,237	100%	1,329	100%	(92)	(7)%
Cost of sales	(1,005)	(81)%	(1,122)	(84)%	117	(10)%
Gross profit	232	19%	207	16%	25	12%
Selling, marketing and distribution expenses/ General and administration expenses	(122)	(10)%	(95)	(7)%	(27)	28%
Net other income (expense)	(7)	(1)%	(2)	—%	(5)	250%
Profit from operating activities	103	8%	110	8%	(7)	(6)%
Closures segment EBITDA	178	14%	191	14%	(13)	(7)%
Closures segment Adjusted EBITDA	187	15%	195	15%	(8)	(4)%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue decreased by $92 million, or 7%.

Revenue in North America decreased by $58 million, or 10%. This decrease was attributable to a decrease of $48 million due to changes in product mix and pricing related to price negotiations and the pass-through of resin price changes to customers. In addition, revenue decreased by $8 million as a result of an unfavorable foreign currency impact, primarily due to the strengthening of the dollar against the Mexican peso, and a decrease of $2 million due to lower sales volumes, which was primarily due to decreased customer demand as a result of market conditions.

Revenue in the rest of the world decreased by $34 million, or 4%. This decrease was attributable to an unfavorable foreign currency impact of $35 million, primarily due to the strengthening of the dollar against the euro and Brazilian real, and a decrease of $15 million due to changes in pricing related to the pass-through of resin price changes to customers as well as the unfavorable impact of changes in product mix, partially attributable to the sale of one of Closures' European businesses in June 2011 which sold higher priced closures compared to the ongoing European businesses. These decreases were partially offset by an increase of $16 million due to higher sales volumes. During 2011, the Middle East experienced a decrease in sales due to the impact of the political turmoil in the region. With the improved political environment, sales volumes have increased in comparison to the prior year period. The Asia region experienced an increase in sales volumes as a result of market share growth.

Cost of Sales. Cost of sales decreased by $117 million, or 10%. Closures' cost of sales is impacted by changes in product mix and raw material costs. The decrease in cost of sales included a $41 million favorable foreign currency impact due to the strengthening of the dollar as noted above, and lower costs of $47 million due to changes in raw material costs, including resin. In addition, cost of sales decreased by $12 million due to lower manufacturing costs, including labor, overhead, utilities and depreciation. For the years ended December 31, 2012 and December 31, 2011, raw material costs accounted for 62% and 61% of Closures' cost of sales, respectively. Cost of sales also included a decrease of $23 million as a result of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the year ended December 31, 2012. These decreases were partially offset by an increase of $6 million in sales volumes as discussed above.

Gross Profit. Closures' gross profit is impacted by the pass-through of resin price increases to customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. Therefore, due to the difference in timing between Closures' purchases of resin from its suppliers and sales of products to its customers, pricing related to the pass-through of resin price fluctuations to customers directly impacts gross profit.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $27 million, or 28%. This increase was primarily attributable to the $23 million reclassification of certain plant administration expenses from cost of sales to general and administration expenses in the year ended December 31, 2012, as discussed above.

Net Other. Net other expense increased by $5 million to $7 million. This increase was primarily attributable to a gain of $5 million on the sale of one of Closures' European businesses in the year ended December 31, 2011, which has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2012(1)	2011(1)
Profit from operating activities	103	110
Depreciation and amortization	75	81
EBITDA	178	191
Included in Closures segment EBITDA:
Asset impairment charges	3	1
Business interruption costs	1	1
Gain on sale of businesses and properties	—	(5)
Restructuring costs, net of reversals	5	5
Unrealized (gain) loss on derivatives	(1)	2
Other	1	—
Closures segment Adjusted EBITDA	187	195

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2012(1)	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	2,508	96%	2,503	98%	5	—%
Inter-segment revenue	111	4%	56	2%	55	98%
Total segment revenue	2,619	100%	2,559	100%	60	2%
Cost of sales	(1,903)	(73)%	(1,948)	(76)%	45	(2)%
Gross profit	716	27%	611	24%	105	17%
Selling, marketing and distribution expenses/ General and administration expenses	(244)	(9)%	(215)	(8)%	(29)	13%
Net other income (expense)	7	—%	(43)	(2)%	50	NM
Profit from operating activities	479	18%	353	14%	126	36%
Reynolds Consumer Products segment EBITDA	605	23%	503	20%	102	20%
Reynolds Consumer Products segment Adjusted EBITDA	603	23%	556	22%	47	8%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

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

Revenue. Revenue increased by $60 million, or 2%. The increase was driven by a benefit of $43 million from price increases implemented during 2011 and $31 million from higher volume, partially offset by higher trade and promotional spending of $14 million. The higher volume was attributable to higher inter-segment sales whereas the volume of external sales declined during 2012 across all product groups due to category softness, lower U.S. consumer spending and the planned exit from lower margin products.

Cost of Sales. Cost of sales decreased by $45 million, or 2%. The decrease in cost of sales was attributable to benefits from actual synergies realized, lower aluminum and resin costs, lower depreciation expense resulting from assets becoming fully depreciated and the impact of a reclassification of certain plant administration expenses from cost of sales to general and administration expenses. These benefits were partially offset by higher costs from the increase in inter-segment sales volume. For the years ended December 31, 2012 and December 31, 2011, raw material costs accounted for 64% and 66% of Reynolds Consumer Products' cost of sales, respectively.

Gross Profit. Reynolds Consumer Products generally cannot immediately pass through price increases or declines to its customers because the contractual price adjustments do not occur simultaneously with market price fluctuations, but rather on a mutually agreed upon schedule. For most resin-based products, there is a lag time between the purchase of raw materials by Reynolds Consumer Products and the pass-through of raw material price fluctuations to customers, during which margins are negatively impacted in periods of rising resin prices and positively impacted in periods of falling resin prices. For branded products, contracts with customers do not contain contractual price protection for raw material cost fluctuations.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $29 million, or 13%. The increase was attributable to higher advertising and marketing related costs of $10 million largely related to a new product launch. Additionally, other selling and administration expenses increased by $13 million largely due to higher employee-related costs and market research-related expenses. A reclassification of $19 million of certain plant administration expenses from cost of sales to general and administration expenses is reflected in the year ended December 31, 2012. These increases were partially offset by benefits from actual synergies realized from the integration of the sales force and various administration functions across the combined segment.

Net Other. Net other changed by $50 million to net other income of $7 million compared to net other expense of $43 million for the prior year. This change was mainly attributable to a decrease of $27 million in unrealized loss on derivatives, as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012, a decrease of $15 million in operational process engineering-related consultancy costs and a decrease of $11 million in restructuring costs. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2012(1)	2011(1)
Profit from operating activities	479	353
Depreciation and amortization	126	150
EBITDA	605	503
Included in Reynolds Consumer Products segment EBITDA:
Asset impairment charges	1	—
Business acquisition and integration costs	2	5
Business interruption recoveries	—	(1)
Non-cash changes in inventory and provisions	3	1
Non-cash pension expense	—	3
Operational process engineering-related consultancy costs	2	17
Restructuring costs, net of reversals	—	11
Unrealized (gain) loss on derivatives	(10)	17
Reynolds Consumer Products segment Adjusted EBITDA	603	556

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2012(1)	% of segment revenue	2011(1)	% of segment revenue	Change	% change
External revenue	3,376	88%	3,409	86%	(33)	(1)%
Inter-segment revenue	475	12%	542	14%	(67)	(12)%
Total segment revenue	3,851	100%	3,951	100%	(100)	(3)%
Cost of sales	(3,250)	(84)%	(3,427)	(87)%	177	(5)%
Gross profit	601	16%	524	13%	77	15%
Selling, marketing and distribution expenses/ General and administration expenses	(284)	(7)%	(278)	(7)%	(6)	2%
Net other income (expense)	14	—%	(124)	(3)%	138	(14)%
Profit from operating activities	331	9%	122	3%	209	171%
Pactiv Foodservice segment EBITDA	614	16%	414	10%	200	48%
Pactiv Foodservice segment Adjusted EBITDA	611	16%	549	14%	62	11%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

We acquired Dopaco on May 2, 2011. The operating results of Dopaco have been included in the Pactiv Foodservice segment since the date of the Dopaco acquisition.

On January 27, 2012, we sold the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million, resulting in a gain on sale of $77 million.

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

Revenue. Revenue decreased by $100 million, or 3%. This decrease was primarily attributable to a volume decrease of $180 million driven by the sale of the laminating operations and exiting certain low margin non-strategic product offerings. In addition, revenue decreased by $125 million due to lower volume, principally driven by lower sales in ongoing product offerings. This was partially offset by incremental revenue of $150 million generated from the acquired Dopaco operations and $55 million from pricing related to the pass-through of resin price changes to customers.

Cost of Sales. Cost of sales decreased by $177 million, or 5%. This was primarily attributable to a decrease of $115 million due to the sale of the laminating operations, lower volume primarily due to exiting certain low margin non-strategic product offerings and lower volume in ongoing product offering categories. The remaining decrease was largely due to improved operational performance driven by benefits from actual synergies realized from the acquisitions of Pactiv and Dopaco, partially offset by an increase in cost of sales due to higher paper cup and carton sales. In addition to these factors, during the year ended December 31, 2012, Pactiv Foodservice has reduced inventory levels in an effort to continue to streamline operations and optimize working capital levels. As a result, while the process of decreasing inventory levels is underway, there is a lower level of inventory produced to absorb fixed manufacturing costs than during the year ended December 31, 2011. This results in greater cost of sales per product and lower gross margin in the period of decreasing inventory.

Raw material costs accounted for 56% and 57% of Pactiv Foodservice's cost of sales for the years ended December 31, 2012 and December 31, 2011, respectively. Raw material costs decreased by $122 million compared to the prior year, primarily due to lower volume of $94 million due to the sale of the laminating operations, a decrease in raw material prices, primarily resin, and lower volume primarily due to exiting certain low margin non-strategic product offerings. These decreases were partially offset by the incremental volume attributable to paper cup and carton sales.

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

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $6 million, or 2%, primarily due to increased expenses related to higher paper cup and carton sales, partially offset by benefits from actual synergies realized from the Pactiv acquisition.

Net Other. Net other changed by $138 million to net other income of $14 million compared to net other expense of $124 million for the prior year. This change was primarily attributable to a $77 million gain on sale of the laminating operations discussed above, a decrease of $44 million in business restructuring expenses, a decrease of $21 million in business acquisition and integration costs, a decrease of $7 million in operational process engineering-related consultancy costs and a decrease of $4 million in unrealized loss on derivatives, as the unrealized hedge position moved from a net loss position in 2011 to a net gain position in 2012. These benefits were partially offset by an increase of $6 million in asset impairment charges, $16 million due to storm damage caused by Hurricane Sandy at a facility in October 2012 and $3 million due to fire damage at another facility in March 2012. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2012(1)	2011(1)
Profit from operating activities	331	122
Depreciation and amortization	283	292
EBITDA	614	414
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	13	7
Business acquisition and integration costs	24	45
Gain on sale of business	(77)	—
Hurricane Sandy plant damage	16	—
Impact of purchase price accounting on inventories	—	6
Manufacturing plant fires, net of insurance recoveries	3	—
Non-cash changes in inventory and provisions	6	2
Non-cash pension expense	—	4
Operational process engineering-related consultancy costs	14	21
Restructuring costs, net of reversals	4	48
Unrealized (gain) loss on derivatives	(1)	3
Other	(5)	(1)
Pactiv Foodservice segment Adjusted EBITDA	611	549

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2012(1)	% of segment revenue	2011(1)(2)	% of segment revenue
External revenue	3,045	100%	967	100%
Inter-segment revenue	—	—%	—	—%
Total segment revenue	3,045	100%	967	100%
Cost of sales	(2,765)	(91)%	(905)	(94)%
Gross profit	280	9%	62	6%
Selling, marketing and distribution expenses/General and administration expenses	(184)	(6)%	(73)	(8)%
Net other income (expense)	(82)	(3)%	(14)	(1)%
Profit (loss) from operating activities	14	—%	(25)	(3)%
Graham Packaging segment EBITDA	391	13%	104	11%
Graham Packaging segment Adjusted EBITDA	467	15%	155	16%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

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

On a pro forma basis, revenue would have decreased by $52 million, or 2%, to $3,045 million compared to an estimated $3,097 million for the prior year. The estimated decrease in revenue would have been primarily attributable to decreases in volume as well as an unfavorable foreign currency impact, largely due to the strengthening of the dollar against the euro, Brazilian real and Mexican peso, partially offset by a favorable product mix and an increase in resin pricing passed through to customers.

Cost of Sales. Cost of sales was $2,765 million compared to $905 million for the prior year. Raw material costs accounted for 58% of Graham Packaging's cost of sales compared to 56% for the prior year.

On a pro forma basis, cost of sales would have increased by $43 million, or 2%, to $2,765 million compared to an estimated $2,722 million for the prior year. The estimated increase in cost of sales would have been primarily attributable to an overall increase in raw material and operations costs as well as incremental depreciation and amortization of $71 million as a result of the revaluation of fixed assets and identifiable intangible assets in conjunction with the Graham Packaging acquisition in the prior year. These increases were partially offset by the prior year purchase accounting inventory revaluation impact of $27 million and actual synergies realized during the current year as a result of the acquisition. For the year ended December 31, 2011, raw material costs would have accounted for 59% of Graham Packaging's estimated cost of sales.

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

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses were $184 million compared to $73 million for the prior year.

On a pro forma basis, selling, marketing and distribution expenses and general and administration expenses would have decreased by $62 million, or 25%, to $184 million compared to an estimated $246 million for the prior year. The estimated decrease in selling, marketing and distribution expenses and general and administration expenses would have been primarily attributable to approximately $103 million of acquisition-related costs in the year ended December 31, 2011 in connection with the Graham Packaging acquisition, partially offset by incremental amortization expense of $41 million related to the fair value of identifiable intangible assets recorded as part of the Graham Packaging acquisition.

Net Other. Net other expense was $82 million compared to $14 million for the prior year. Net other expense for the year ended December 31, 2012 included restructuring costs of $27 million, asset impairment charges of $16 million and business acquisition and integration costs of $31 million. These items have been included in the segment's Adjusted EBITDA calculation.

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit (loss) from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2012(1)	2011(1)(2)
Profit (loss) from operating activities	14	(25)
Depreciation and amortization	377	129
EBITDA	391	104
Included in Graham Packaging segment EBITDA:
Asset impairment charges	16	—
Business acquisition and integration costs	31	9
Change of control payments	—	12
Impact of purchase price accounting on inventories	—	27
Restructuring costs, net of reversals	27	3
Other	2	—
Graham Packaging segment Adjusted EBITDA	467	155

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)	Represents the results of operations of Graham Packaging from September 8, 2011 to December 31, 2011.

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2012(1)	2011(1)	Change	% change
Gross profit (loss)	—	(4)	4	(100)%
Selling, marketing and distribution expenses/General and administration expenses	(109)	(48)	(61)	127%
Net other income (expense)	(39)	(57)	18	(32)%
Profit (loss) from operating activities	(148)	(109)	(39)	36%
Corporate/Unallocated EBITDA	(147)	(109)	(38)	35%
Corporate/Unallocated Adjusted EBITDA	(44)	(32)	(12)	38%

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $61 million, or 127%. This increase was primarily attributable to an increase of $12 million in pension expense, $20 million for related party recharges incurred in 2012 but not in 2011 and $25 million due to gains on modifications of plan benefits in 2011.

Net Other. Net other expense decreased by $18 million, or 32%. This change was primarily attributable to a decrease of $23 million due to business acquisition costs, largely as a result of the acquisition of Graham Packaging in 2011, a decrease of $20 million in restructuring costs and a decrease of $4 million of operational process engineering-related consultancy costs. These decreases were partially offset by a $32 million related party management fee incurred in 2012 and an increase of $2 million in SEC registration costs.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2012(1)	2011(1)
Loss from operating activities	(148)	(109)
Depreciation and amortization	1	—
EBITDA	(147)	(109)
Included in Corporate/Unallocated EBITDA:
Business acquisition and integration costs	4	26
Gain on modification of plan benefits	—	(25)
Non-cash pension expense	59	47
Related party management fee	32	—
Restructuring costs, net of reversals	(1)	19
SEC registration costs	8	6
Operational process engineering-related consultancy costs	—	4
Other	1	—
Corporate/Unallocated Adjusted EBITDA	(44)	(32)

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Differences Between the RGHL Group and Bev Pack Results of Operations

There are certain differences between the RGHL Group audited consolidated financial statements and the Bev Pack audited combined financial statements, each included elsewhere in this annual report. Bev Pack consists of BP I, BP I's consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), a sister company of BP I and a direct subsidiary of RGHL.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group audited consolidated financial statements and the Bev Pack audited combined financial statements. The differences in the reported profit (loss) before income tax between the RGHL Group audited consolidated financial statements and the Bev Pack audited combined financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL.

Differences between the RGHL Group statement of cash flows and the Bev Pack statement of cash flows primarily relate to the management fee paid by RGHL.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group's cash flows from continuing operations for the years presented:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Net cash flows from operating activities	785	918	443
Net cash used in investing activities	(764)	(539)	(2,502)
Net cash flows from (used in) financing activities	(101)	555	2,006
Net increase (decrease) in cash and cash equivalents	(80)	934	(53)

Cash Flow from Operating Activities

Cash provided by operations was $785 million for the year ended December 31, 2013 compared to $918 million for the year ended December 31, 2012. The reduction was primarily driven by our investment in working capital as a result of an increase in receivables and inventories. This outflow was partially offset by a reduction in interest paid as we realized the benefits of our refinancing transactions and lower premiums paid in 2013 to redeem external borrowings.

Management believes working capital as of December 31, 2013 is sufficient to meet present requirements.

Cash provided by operations was $918 million for the year ended December 31, 2012 compared to $443 million for the year ended December 31, 2011. The increase was primarily driven by our efforts to reduce our investment in working capital, particularly receivables and inventories, as well as an increase in employee benefits liabilities. The benefit of these changes was partially offset by an increase in interest payments primarily due to the full year impact in 2012 of the increase in overall borrowings to fund the Graham Packaging acquisition during 2011, an increase in premiums paid during 2012 to redeem external borrowings and an increase in income taxes paid in 2012 compared to 2011.

Cash Flow used in Investing Activities

Cash used in investing activities was $764 million for the year ended December 31, 2013 compared to $539 million for the year ended December 31, 2012. The increase was principally due to the current year acquisition of Trans Western for an aggregate purchase price of $69 million, net of debt assumed, and the current year acquisition of Spirit for an aggregate purchase price of $32 million, while 2012 included net cash proceeds of $82 million from the sale of the Pactiv Foodservice laminating operations. Capital expenditures increased by $74 million to $724 million. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash used in investing activities was $539 million for the year ended December 31, 2012 compared to $2,502 million for the year ended December 31, 2011. The decrease was principally due to the 2012 proceeds of $82 million from the sale of the Pactiv Foodservice laminating operations, while 2011 included net cash payments of $1,651 million to acquire Graham Packaging and $395 million to acquire Dopaco. Capital expenditures increased by $130 million to $650 million for the year ended December 31, 2012 compared to $520 million for the year ended December 31, 2011. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flow from Financing Activities

The net cash inflow (outflow) during each respective year is summarized as follows:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Drawdown of loans and borrowings	3,966	7,689	9,171
Repayment of loans and borrowings	(4,039)	(7,004)	(6,652)
Payment of liabilities arising from Graham Packaging acquisition	—	—	(252)
Related party borrowings (repayments)	—	(23)	25
Payment of debt transaction costs	(25)	(105)	(279)
Other	(3)	(2)	(7)
Net cash inflow (outflow)	(101)	555	2,006

Refer to note 18 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information related to each of our borrowings.

Capital Expenditures

	For the year ended December 31,
(In $ million)	2013	2012	2011
Property, plant and equipment	717	629	511
Intangibles	7	21	9
Total capital expenditures	724	650	520

Capital expenditures increased by $74 million, or 11% in the current year. The increase was primarily driven by Pactiv Foodservice and SIG offset by a reduction in spending by Graham Packaging. The increased spending by Pactiv Foodservice was primarily to replace capacity lost as a result of the fire at the Macon, Georgia plant and the damage from Hurricane Sandy at the Kearny, New Jersey facility. The increase in spending at SIG was primarily due to continued expansion in Brazil. The reduction in spending by Graham Packaging was due to lower spending on capacity expansion and rationalization of certain product offerings resulting in lower capital requirements.

We expect to incur approximately $700 million in capital expenditures during 2014 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations as well as from insurance proceeds. Actual capital expenditures may differ.

Capital expenditures increased by $130 million, or 25%, in 2012 compared to 2011. The increase was primarily related to incremental capital expenditures in 2012 due to the acquisition of Graham Packaging.

Capital Resources

We have substantial debt and debt service obligations. As of December 31, 2013, our total indebtedness of $18,137 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts.

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

As of December 31, 2013, the Senior Secured Credit Facilities included revolving facilities of $120 million and €54 million ($74 million), which were utilized in the amounts of $69 million and €15 million ($21 million), respectively, in the form of bank guarantees and letters of credit.

Certain members of the RGHL Group are parties to the Securitization Facility pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2013, the RGHL Group had drawn $445 million under the Securitization Facility.

On November 15, 2013, certain members of the RGHL Group issued $650 million aggregate principal amount of 2013 Senior Notes. The 2013 Senior Notes will mature on December 15, 2016. The net proceeds from the offering of the 2013 Senior Notes were used to redeem the 2007 Senior Notes at a redemption price of 100% of the aggregate principal amount and to pay fees and expenses related to the transaction.

On November 27, 2013, the RGHL Group amended the credit agreement governing our then existing senior secured credit facilities and $2,213 million and €297 million of term loans were drawn under the new Senior Secured Credit Facilities. These loans were used to fully repay and extinguish the outstanding U.S. and European term loans under our then existing senior secured credit facilities. Certain terms of the credit agreement were amended, including but not limited to: (a) extend the maturity date from September 2018 to December 2018; (b) reduce the applicable margin on eurocurrency borrowings to 3.00% for U.S. term loans and to 3.25% for European term loans; (c) remove the restrictions on the ability to repay senior unsecured notes; and (d) increase the flexibility to repay subordinated notes within one year of maturity.

On December 10, 2013, certain members of the RGHL Group issued $590 million aggregate principal amount of 2013 Senior Subordinated Notes. The 2013 Senior Subordinated Notes will mature on June 15, 2017. The net proceeds from the offering of the 2013 Senior Subordinated Notes were used to redeem the 2007 Senior Subordinated Notes at a redemption price of 103.167% of the aggregate principal amount and to pay fees and expenses related to the transaction.

On December 27, 2013, the RGHL Group entered into a loan modification agreement to the credit agreement governing the Senior Secured Credit Facilities. The modification extended the maturity of the revolving commitments from November 2014 to December 2018, improved the pricing of the revolving loans thereunder and reduced the aggregate revolving commitments denominated in euro from €80 million to €54 million. The U.S. dollar revolving commitments remained unchanged at $120 million.

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

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of December 31, 2013, we had $51 million and €39 million ($54 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in December 2018.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2013 Notes), including financial covenants.

As of December 31, 2013, our total indebtedness of $18,137 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. Our 2014 annual cash interest obligations on our Senior Secured Credit Facilities, our outstanding notes, the Securitization Facility and our other indebtedness are expected to be approximately $1,264 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of December 31, 2013. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 18 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indentures governing our Reynolds Senior Notes and the 2013 Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indenture governing the 2013 Senior Subordinated Notes, the liens secure senior indebtedness.

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

As of December 31, 2013, our net senior secured first lien leverage ratio was 3.16x as calculated for purposes of the maintenance covenant under the credit agreement governing the Senior Secured Credit Facilities. The credit agreement governing our Senior Secured Credit Facilities does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes and the credit agreement governing the Senior Secured Credit Facilities also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and under the 2013 Notes conduct certain activities in the case of BP II and Beverage Packaging Holdings II Issuer Inc. (the co-issuer of the 2013 Notes).

The indentures governing the Reynolds Notes and the 2013 Notes and the credit agreement governing the Senior Secured Credit Facilities generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and our existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the credit agreement governing our Senior Secured Credit Facilities and our other outstanding indebtedness, including the Reynolds Notes and the 2013 Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Senior Secured Credit Facilities, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2013:

	Payments, due by period, as of December 31, 2013
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,799	1,799	—	—	—
Financial liabilities(1)	25,681	1,728	3,198	6,744	14,011
Operating leases	418	110	144	76	88
Unconditional capital expenditure obligations(2)	142	142	—	—	—
Total contractual obligations	28,040	3,779	3,342	6,820	14,099

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect during the month of December 2013. Both the three-month LIBOR and the Euro Interbank Offered Rate ("EURIBOR") during the month of December 2013 were below the floor rates established in accordance with the respective agreements.

(2)
Unconditional capital expenditure obligations include plant expansions in our SIG and Pactiv Foodservice segments and business growth and operational enhancements in our Graham Packaging segment, primarily in North America.

In addition, the outstanding term loans under the Senior Secured Credit Facilities are required to be prepaid with up to 50% of the RGHL Group's excess cash flow with a step down to 25% if the senior secured first lien leverage ratio is less than or equal to 2.25x commencing with the fiscal year ending December 31, 2014.

Contingent Liabilities

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of 1.5% of the RGHL Group’s EBITDA (as defined in the financing agreements) for the previous year. The RGHL Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the RGHL Group’s ultimate shareholder, charged the RGHL Group a Management Fee of $38 million and $32 million for the years ended December 31, 2013 and 2012, respectively. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009, however the 2013 Credit Agreement permits the RGHL Group to pay a Management Fee of up to $37 million in respect of those years.
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

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2013. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities and our Securitization Facility. As of December 31, 2013, the agreement governing the Senior Secured Credit Facilities included an interest rate floor of (i) 1.0% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans. As of December 31, 2013, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying three-month LIBOR and EURIBOR as of December 31, 2013 were 0.24% and 0.28%, respectively. Based on our outstanding debt commitments as of December 31, 2013, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $5 million increase and a $1 million increase in the interest expense on the U.S. and European term loans, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

Based on our outstanding debt commitments under our Securitization Facility as of December 31, 2013, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. On a limited basis, we use forward exchange contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. Additionally, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding derivative contracts as of December 31, 2013.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	2,799,062,824		$97.84 - 102.0	Jan 2014 - Nov 2014
Currency futures	Sell		$20,200,000	NZD	0.7994 - 0.8195	Jan 2014 - Nov 2014
Currency futures	Sell	Australian dollar	26,200,000	NZD	0.8905 - 0.8944	Jan 2014 - Nov 2014
Currency futures	Buy	EUR	42,000,000	Brazilian real	0.2830 - 0.3061	Jan 2014 - Dec 2014
Currency swap	Sell	EUR	20,000,000		$0.7273	Jan 2014

We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities.

For the year ended December 31, 2013, the RGHL Group's primary foreign currency exchange exposure resulted from U.S. dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. A 100 basis point increase in the rates, applied as of December 31, 2013, would have resulted in additional foreign currency exchange gain of $24 million, while a 100 basis point decrease would have resulted in a reduction of $24 million of the reported foreign currency exchange gain. In conjunction with the issuance of the 2013 Notes, effective in 2014, the functional currency of this particular entity changed from euro to U.S. dollar. As a result, the RGHL Group's primary foreign currency exposure going forward will be based on euro-denominated net intercompany borrowings receivable in a U.S. dollar functional currency entity. The continued change in the foreign currency exchange rate between the U.S. dollar and the euro will result in us recognizing either foreign currency exchange gains or losses on the translation of this indebtedness in the future. Refer to note 22 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for further information on the RGHL Group's financial assets and liabilities with foreign currency exchange risk.
In addition, we are also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies which do not have a material impact on our financial statements.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum, diesel and steel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to hedge our exposure to commodity price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding derivative contracts as of December 31, 2013.

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	74,660	€1,445 - €1,585	Jan 2014 - Jan 2015
Resin futures	metric tonne	4,950	$1,860	Feb 2014 - Dec 2014
Resin swaps	kiloliter	26,200	JPY58,067 - JPY62,730	Mar 2014 - Nov 2014
Aluminum futures	metric tonne	23,210	$1,875 - $2,149	Jan 2014 - Nov 2014
Aluminum swaps	metric tonne	44,555	$1,770 - $2,356	Jan 2014 - Dec 2016*
Aluminum swaps	metric tonne	1,430	JPY186,449 - JPY186,458	Jan 2014 - Nov 2014
Natural gas swaps	million BTU	3,839,390	$3.36 - $4.41	Jan 2014 - Dec 2014
Ethylene swaps	metric tonne	6,540	€1,240	Feb 2014 - Jan 2015
Ethylene swaps	pound	3,285,670	$0.47 - $0.48	Jan 2014 - Apr 2014
Polymer-grade propylene swaps	pound	22,400,000	$0.66	Feb 2014
Benzene swaps	U.S. liquid gallon	12,318,321	$4.55 - $4.65	Jan 2014 - Apr 2014
Diesel swaps	U.S. liquid gallon	23,729,773	$3.08 - $4.01	Jan 2014 - Dec 2014
Electricity swaps	megawatt hour	78,206	NZD$65.00 - NZD$72.76	Jan 2014 - Dec 2014
Corn swaps	bushel	359,000	$4.75 - $5.87	Jan 2014 - Dec 2014

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2013, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $3 million. During the year ended December 31, 2013, we recognized a $5 million unrealized gain in other income in the profit or loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

Accounting Principles

Our financial statements are prepared in accordance with IFRS and IFRIC Interpretations as issued by the IASB.

Critical Accounting Policies

Our critical accounting policies are those that we believe are most important to the presentation of our financial position and results of operations and that require the most difficult, subjective or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS with no need for the application of judgment. For more information, refer to note 4 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. In certain circumstances, however, the preparation of our consolidated financial statements in conformity with IFRS requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. We believe the policies described below are our most critical accounting policies.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

We assess the carrying values of goodwill, identifiable intangible assets, property, plant and equipment and investment properties in accordance with IAS 36, "Impairment of Assets." Goodwill and intangibles with indefinite useful lives are assessed for impairment at least annually. Other non-current assets are tested when a triggering event may indicate the existence of impairment. If any such indication of impairment exists, the asset's recoverable amount is determined.

The recoverable amount of an asset or cash generating unit ("CGU") is the greater of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell, the forecasted future Adjusted EBITDA to be generated by the asset or CGU being assessed is multiplied by earnings multiples.

The estimated fair value less costs to sell of the Reynolds and Hefty trademarks have first been determined as individual assets using the relief from royalty method.

The recoverability of goodwill is tested at the individual segment level, which is the lowest level within the RGHL Group at which goodwill is monitored for internal management purposes. The recoverability of indefinite life intangible assets is tested at a group of CGUs that supports the indefinite life intangible assets. For 2013, 2012 and 2011, the recoverability analysis was based on fair value less costs to sell.

As of December 31, 2013 and 2012, we had $16,408 million and $16,637 million, respectively, of goodwill, other intangible assets and property, plant and equipment recorded on our consolidated statement of financial position. We performed our annual impairment test for goodwill and intangibles with indefinite useful lives for each of our segments as of December 31, 2013 and found no impairment in respect of any allocated goodwill or indefinite life identifiable intangible assets. If the forecasted 2014 Adjusted EBITDA or the earnings multiples used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2013, no impairment would need to be recognized. Similarly for the Reynolds and Hefty trademarks, if the royalty rate, discount rate or revenue growth rate had been 10% lower than those used as of December 31, 2013, no impairment would have been recognized. For additional information related to our policy, refer to note 4.1 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

In estimating fair values, we make significant judgments with respect to the revenue, forecasted 2014 Adjusted EBITDA, discount rates and useful lives of our assets. The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. We believe we make every reasonable effort to ensure that we accurately estimate the fair value of the assets. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss.

Income Taxes

Determining the RGHL Group's worldwide income tax provision and income tax liability requires significant judgment and the use of accounting estimates and assumptions, some of which are highly uncertain. Each taxing jurisdiction's laws are complex and may be subject to differing interpretations by the taxpayer and the respective taxing authorities. Significant judgment is required in evaluating the RGHL Group's tax positions, including evaluating uncertainties. To the extent actual results differ from these estimates in future periods and depending on the tax strategies that we may implement, our financial position may be directly affected.

Deferred tax assets represent deductions available to reduce taxable income in future years. We evaluate the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The sources of income rely heavily on the use of estimates. We recognize deferred tax assets when we consider it more likely than not that the deferred tax asset will be recoverable.

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

Employee Benefits

The RGHL Group operates a number of defined benefit pension plans, which define the level of pension benefit an employee will receive on retirement. We operate defined benefit plans in several countries including the United States. We also operate post-employment medical benefit plans in the United States. Amounts recognized under these plans are determined using actuarial valuation methods. These methods involve assumptions regarding variables such as discount rate, expected salary increases, the retirement age of employees and their life expectancies and future healthcare costs. These assumptions are reviewed at least annually and reflect estimates at the measurement date. Changes in these key assumptions, including the discount rate, can have a significant impact on our defined benefit obligations, future funding requirements and post-employment benefit costs recognized. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense. Holding all other assumptions constant, a one-half percentage point increase in the discount rate would decrease the defined benefit obligation by $224 million and decrease pre-tax pension income by $10 million. A one-half percentage point decrease in the discount rate would increase the defined benefit obligation by $249 million and increase pre-tax pension income by $10 million. For more information, refer to note 19 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Goodwill and acquired indefinite life intangible assets are not amortized. Other acquired intangible assets with finite lives are amortized on a straight line basis over the period of expected benefit. For more information, refer to note 3.8 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

The results of operations for businesses acquired are included in our consolidated financial statements from the date of acquisition.

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

We account for business combinations under common control prospectively from the date Mr. Graeme Hart, our strategic owner, originally obtained control of each of the businesses presented in the consolidated financial statements.

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

Other

We have made certain other estimates that, while not involving the same degree of judgment as the estimates described above, are important to understanding our consolidated financial statements. These estimates are in the areas of measuring our obligations related to our legal and warranty accruals, restructuring accruals and self-insurance accruals.

Recently Issued Accounting Pronouncements

(a)Interpretations and amendments to existing standards effective in 2013

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards was effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted. We have concluded that these standards have no impact on our consolidated financial statements.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits,” which removes certain options in respect of the accounting for defined benefit post-employment plans, while introducing certain other new measurement and disclosure requirements. The revised standard changes the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method” for defined benefit pension plans and other post-employment benefit obligations under which the recognition of actuarial gains and losses had been deferred. Instead, the full defined benefit obligation net of plan assets is now recorded in the statement of financial position, with changes resulting from remeasurements recognized in the period of remeasurement in other comprehensive income. IAS 19R also changed the measurement of pension expense. The return on plan assets is capped at the long-term bond rate used in determining the discount rate of the plan liability. All other changes in plan assets are now recognized directly in other comprehensive income. The effect of this is to remove from the statement of comprehensive income the previous concept of recognizing an expected return on plan assets. Revised IAS 19 was effective January 1, 2013. Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles. We have adopted this amendment.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities". The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements. The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013. This amendment requires retrospective application for the comparative period. The adoption of this amendment did not have any impact on our consolidated financial statements for the year ended December 31, 2013.

Further, on November 21, 2013, the IASB issued an amendment to IAS 19 "Employee Benefit Plans". The amendment applies to contributions from employees or third parties to defined benefit plans with the objective of the amendments being to simplify the accounting for contributions that are independent of the number of years of employee service. This amendment is effective for annual periods ending on or after July 1, 2014 with early application permitted. We have early adopted this amendment.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2013, and have not been applied in preparing the RGHL Group's audited consolidated financial statements included elsewhere in this annual report:

On May 20, 2013, the IASB issued IFRIC 21 "Levies" which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. When the obligating event occurs over a period of time, the liability is recognized progressively. IFRIC 21 is effective for fiscal years beginning on or after January 1, 2014. The adoption of this amendment will not have any impact on our consolidated financial statements.
On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments require additional disclosures about right of offset and related arrangements. The requirements of the amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014 and requires retrospective application for the comparative period. The adoption of this amendment will not have any impact on our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

We describe below the directors and senior management of RGHL, BP I and BP II and the senior management of our SIG, Evergreen, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging segments. Each of RGHL, BP I and BP II is ultimately controlled by Mr. Graeme Hart.

Directors of RGHL, BP I and BP II and Senior Management of the RGHL Group

Members of the RGHL Group's senior management and the respective principal boards are as follows:

Name	Role	Age
Directors:
Graeme Hart	Sole indirect owner and Director of RGHL	58
Thomas Degnan	Director of RGHL	66
Bryce Murray	Director of RGHL	56
Gregory Cole	Director of RGHL and Member of the Supervisory Boards of BP I and BP II	50
Allen Hugli	Member of the Supervisory Boards of BP I and BP II	51
Andrew Liddell	Member of the Supervisory Boards of BP I and BP II	46
Stewart Kam-Cheong	Member of the Management Boards of BP I and BP II	51
Olivier Dorier	Member of the Management Boards of BP I and BP II	45
Herman Schommarz	Member of the Management Boards of BP I and BP II	43
Senior Management of the RGHL Group:
Thomas Degnan	Chief Executive Officer of RGHL	66
Allen Hugli	Chief Financial Officer of RGHL	51
Joseph Doyle	Group Legal Counsel of RGHL	54
Rolf Stangl	Chief Executive Officer of SIG	42
John Rooney	Chief Executive Officer of Evergreen	50
Malcolm Bundey	Chief Executive Officer of Closures and Graham Packaging	52
Lance Mitchell	Chief Executive Officer of Reynolds Consumer Products	54
John McGrath	Chief Executive Officer of Pactiv Foodservice	55

RGHL has no independent directors. The directors do not serve a specified term and can be removed at any time by the indirect owner. All the members of the management boards of BP I and BP II are independent from the RGHL Group.

Graeme Hart is the sole indirect owner and a director of RGHL. He is also the ultimate owner of CHH, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies, pulp and paper and wood products, mainly in Australia and New Zealand, and the ultimate owner and a director of UCI Holdings Limited and Autoparts Holdings Limited, leading suppliers to the light and heavy-duty vehicle aftermarket for replacement parts. In addition, Mr. Hart is the sole shareholder and a director of Rank Group and a director of a number of private investment companies.

Thomas Degnan is a director and the Chief Executive Officer of RGHL. He is also a director and officer of a number of companies within the RGHL Group. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies.

Bryce Murray is a director of RGHL. Mr. Murray is a member of the RGHL Audit Committee. In addition, he has an oversight role over a number of the operating companies in the RGHL Group. He also is a director of Rank Group and other entities owned by Mr. Hart. He also has primary responsibility for the operational management of the Carter Holt Harvey group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group Mr. Murray held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies. Prior to joining Rank Group Mr. Murray was a partner with the accounting firm Deloitte Touche Tohmatsu (New Zealand).

Gregory Cole is a director of RGHL and a member of the Supervisory Boards of BP I and BP II. Mr. Cole is a member of the RGHL Audit Committee. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also a director of Rank Group and other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 2004. From 1994 to 2004, Mr. Cole was a partner with Deloitte Touche Tohmatsu, a firm he joined in 1986.

Allen Hugli is the Chief Financial Officer of RGHL and a member of the Supervisory Boards of BP I and BP II. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also the Chief Financial Officer and a director of Rank Group and a director of other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 1993. He has been the Chief Financial Officer of Burns, Philp & Company Pty Limited since 1999. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand.

Andrew Liddell is a member of the Supervisory Boards of BP I and BP II. He is also a director in the Mergers and Acquisitions team at Rank Group, a position he has held since 2008. Prior to joining Rank Group, he spent four years as the Planning Director for Fonterra Co-operative Group Limited, responsible for group planning, budgeting and forecasting. Prior to that, Mr. Liddell was a corporate finance partner with Deloitte Touche Tohmatsu.

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

Malcolm Bundey is the Chief Executive Officer of Closures and of Graham Packaging. He was appointed the Chief Executive Officer of Closures in May 2011 and the Chief Executive Officer of Graham Packaging in May 2012. Prior to these appointments, Mr. Bundey served as the Chief Executive Officer of Evergreen from 2008 to May 2011. He has been a senior executive with Rank Group since 2003. Mr. Bundey's other appointments within Rank Group have included Company Executive at Carter Holt Harvey Limited and Chief Financial Officer of Goodman Fielder from 2003 through 2006, when he relocated to the United States with Rank Group in an executive capacity working on mergers and acquisitions. Prior to joining Rank Group, Mr. Bundey was a partner with Deloitte Touche Tohmatsu (Corporate Reorganization and Management Consulting Group) for five years, ultimately working with the firm for a total of fifteen years until September 2003.

Lance Mitchell is the Chief Executive Officer of Reynolds Consumer Products. He was appointed the Chief Executive Officer in April 2011. Prior to such appointment, he served as President of Closures. Mr. Mitchell began his role with Closures under Alcoa in February 2006. Prior to joining Alcoa, he was the Group Vice President of PolyOne Corporation, a global polymer services company, the general manager at BF Goodrich, the general manager at the Geon Company and a business manager at Avery Dennison.

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

Directors' Compensation and Service Contracts

Other than the Management Boards for BP I and BP II, no director listed in the table above has a service contract relating to his or her position as director. Directors of RGHL and members of the Supervisory Boards of BP I and BP II do not receive compensation from the RGHL Group or BP I and BP II, respectively, and none has a contract with the RGHL Group or BP I and BP II providing for benefits on termination of employment. Thomas Degnan has entered into an employment agreement with Rank Group North America, Inc., a wholly-owned subsidiary of Rank Group. While Mr. Degnan is not an employee of the RGHL Group, we expect he will continue to spend sufficient time to perform the services of Chief Executive Officer for us.

Directors' and Senior Management's Indemnification Agreements

Rank Group and RGHL have agreed to indemnify, subject to certain conditions and limitations, the directors and certain senior managers of the RGHL Group, as listed in the table under the heading “— Directors of RGHL, BP I and BP II and Senior Management of the RGHL Group” above, in respect of decisions made, or actions taken, by these individuals on behalf of certain specified companies in their capacity as directors or senior managers of those companies on written instruction from a direct or indirect shareholder of either company in connection with certain refinancing and restructuring transactions or the approval or execution of any resolutions or documents related thereto. The indemnification agreements are jurisdiction and company specific agreements that provide for substantially the same terms, except that the agreements contain different limitations on the indemnification obligations of Rank Group and RGHL.

In addition to the indemnification agreements listed above, we have also entered into indemnification agreements with certain officers within the RGHL Group other than our senior management.

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

Employees

RGHL and its subsidiaries had approximately 37,000 employees as of both December 31, 2013 and 2012. Further information regarding the employees of each segment is included in "Item 4. Information on RGHL — Business Overview."

Share Ownership

None of the directors of RGHL, BP I or BP II or the senior management of the RGHL Group hold shares in RGHL, BP I or BP II.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders and Beneficial Ownership

RGHL, BP I and BP II are indirectly wholly-owned by Mr. Graeme Hart. Other than Mr. Graeme Hart, no director or member of our executive team beneficially owns any shares of RGHL, BP I or BP II.

As of February 26, 2014, RGHL has issued 111,000,004 shares, which are all owned by Packaging Finance Limited, a New Zealand corporation, which is 100% owned by Packaging Holdings Limited, a New Zealand corporation, which is 100% owned by Mr. Graeme Hart. BP I has issued 10,170 shares and BP II has issued 5,000 shares, all of which are owned by RGHL.

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

Rank Group Loan Agreement

We are party to a loan agreement with Rank Group under which Rank Group may request and receive one or more advances up to an aggregate amount of the New Zealand dollar equivalent of $215 million or such other amount as agreed upon by us and Rank Group. Advances are unsecured, repayable on demand and subordinated on terms such that no payments can be made until the obligations under a Rank Group senior secured credit facility are repaid in full. Advances due from Rank Group accrue interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by us. Refer to note 23 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

No advances or repayments were made during the year ended December 31, 2013 or the year ended December 31, 2012. During 2013 and 2012, interest was charged at 5.89% to 5.94% and 5.89% to 5.99%, respectively. As of December 31, 2013 and December 31, 2012, $324 million and $307 million, respectively, inclusive of capitalized interest, was outstanding under the loan. As of February 24, 2014, $330 million, inclusive of capitalized interest, was outstanding under the loan.

Rank Group Management Fee

On November 6, 2013 and December 20, 2012, RGHL paid fees of $38 million and $32 million, respectively, to Rank Group for management, consulting, monitoring and advisory services.

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

ITEM 8. FINANCIAL INFORMATION.

Consolidated Financial Statements and Other Financial Information

The consolidated financial statements and other financial information of RGHL, the combined financial statements and other financial information of Bev Pack, and the consolidated financial statements and other financial information of BP I are contained in “Financial Statements” beginning on page F-1.

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

Financing Agreements

Below is a description of our key financing agreements, including our Senior Secured Credit Facilities, the Reynolds Notes and the 2013 Notes. Copies of the key documents to these financing agreements are filed as exhibits to this annual report. The descriptions below are qualified in their entirety by the actual documents.

Senior Secured Credit Facilities

On November 27, 2013, RGHL and certain of its subsidiaries entered into an amendment and incremental term loan assumption agreement which amended the Senior Secured Credit Facilities and incurred thereunder $2,213 million of term loans (the “U.S. Term Loans”) and €297 million of term loans (the “European Term Loans” and, together with the U.S. Term Loans, the “Term Loans”). On November 27, 2013, concurrent with the incurrence of the Term Loans under the Senior Secured Credit Facilities, the borrowers under the Senior Secured Credit Facilities repaid in full the term loans then outstanding under the Senior Secured Credit Facilities. Certain terms of the Senior Secured Credit Facilities were amended, including but not limited to: (a) extend the maturity date from September 28, 2018 to December 1, 2018; (b) reduce the applicable margin on Eurocurrency borrowings to 3.00% for U.S. Term Loans and to 3.25% for European Term Loans; (c) remove the restrictions on the ability to repay senior unsecured notes; and (d) increase the flexibility to repay subordinated notes within one year of maturity. The lenders under the Term Loans also approved amendments which had the effect of providing the RGHL Group with greater flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirements under the Senior Secured Credit Facilities, subject to certain conditions. The changes described in the immediately preceding sentence became effective upon approval of the lenders under the Revolving Loans (as defined below).

In addition, on December 27, 2013, RGHL and certain of its subsidiaries entered into a loan modification agreement which amended the Senior Secured Credit Facilities to extend the maturity of the revolving commitments from November 5, 2014 to December 27, 2018, improve the pricing of the revolving loans thereunder and reduce the aggregate revolving commitments denominated in euro from €80 million to €54 million (the “European Revolving Loans”). The U.S. dollar revolving commitments remained unchanged at $120 million (the “U.S. Revolving Loans” and, together with the European Revolving Loans, the “Revolving Loans”). The lenders under the Revolving Loans approved the amendments to the collateral and guarantee requirements under the Senior Secured Credit Facilities discussed above. On December 27, 2013, the RGHL Group also released certain of its non-U.S. subsidiaries in Australia, British Virgin Islands, Costa Rica, Hong Kong, Hungary, Japan and England and Wales from the collateral and guarantee requirements under the Senior Secured Credit Facilities, and as a result, such subsidiaries no longer guarantee the Senior Secured Credit Facilities and were also released from their respective guarantees of the Reynolds Notes.

Structure

As of December 31, 2013, the Senior Secured Credit Facilities consisted of the following:

•
$2,213 million of U.S. Term Loans which were borrowed by Reynolds Consumer Products Holdings LLC, Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products Inc. and BP III (the “U.S. Term Borrowers”);

•	€297 million of European Term Loans which were borrowed by SIG Euro Holding AG & Co KGaA, SIG Austria Holding GmbH and BP III (the “European Term Borrowers");

•
a U.S. revolving credit facility of $120 million (of which up to $100 million may be drawn by way of letters of credit), which is available to the U.S. Term Borrowers (other than Reynolds Group Holdings Inc.) and Closure Systems International Holdings Inc.; and

•
a European revolving credit facility of €54 million (of which up to €54 million may be drawn by way of letters of credit), which is available to the European Term Borrowers and Closure Systems International B.V.

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

SIG Austria Holding GmbH was released as a borrower on February 14, 2014 but continues to guarantee the Senior Secured Credit Facilities, the Reynolds Notes and the 2013 Notes.

Repayment, Prepayments and Amortization

The Revolving Loans will mature on December 27, 2018. The Term Loans will mature on December 1, 2018.

In addition, the outstanding Term Loans under the Senior Secured Credit Facilities are required to be prepaid with (a) up to 50% of excess cash flow commencing with the fiscal year ending December 31, 2014 (which will be reduced to 25% if a senior secured first lien leverage ratio is met), (b) 100% of the net cash proceeds of certain asset dispositions (provided that a portion of the net cash proceeds of an asset disposition of collateral may be used to prepay or repurchase the Reynolds Senior Secured Notes to the extent required under the indentures governing the Reynolds Senior Secured Notes, as applicable), subject to certain thresholds and (c) 100% of the net proceeds of debt that is incurred in violation of the Senior Secured Credit Facilities.

Indebtedness under the Senior Secured Credit Facilities may be voluntarily prepaid in whole or in part, subject to minimum amounts and break funding costs. Voluntary prepayments of the Term Loans made prior to May 27, 2014, if made out of the proceeds of a substantially concurrent issuance or incurrence of secured term loans where the effective yield of such term loans is less than the yield of the U.S. Term Loans or the European Term Loans (as the case may be), will be subject to a prepayment fee equal to 1.00% of the aggregate principal amount of such prepayment. Such prepayment fee will also apply during such applicable period where a term lender is required to assign its term loans as a result of its failure to consent to an amendment that would reduce the interest rate margins or other pricing-related terms with respect to its term loans. The above prepayment fees will not apply to any prepayments upon the occurrence of a Change of Control (as defined in the Senior Secured Credit Facilities).

The U.S. Term Loans will amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on November 27, 2013 and the European Term Loans will amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on November 27, 2013 (subject to certain adjustments) and in each case with the balance payable in full on the maturity date thereof. The first amortization payment on the U.S. Term Loans and the European Term Loans will be due on March 31, 2014.

Interest Rate and Fees

The rate of interest on loans under the Senior Secured Credit Facilities for each interest period is the percentage rate per annum equal to the sum of:

(i)	the applicable margin; and

(ii)
(A) in the case of ABR borrowings, the greatest of (1) the agent's prime rate in effect from time to time, (2) the Federal funds effective rate in effect from time to time plus 1/2 of 1.00% and (3) the Adjusted LIBO Rate (as defined in the Senior Secured Credit Facilities) for a three-month interest period plus 1.00%;

(B) in the case of Eurocurrency borrowings denominated in U.S. dollars, the greater of (1) the LIBO Rate (as defined in the Senior Secured Credit Facilities) for the interest period in effect multiplied by statutory reserves and (2) 1.00% per annum in the case of the U.S. Revolving Loans or U.S. Term Loans, which we refer to as the “LIBOR Floor”;

(C) in the case of Eurocurrency borrowings denominated in Euro, the greater of (1) the EURIBO Rate (as defined in the Senior Secured Credit Facilities) for the interest period in effect plus the mandatory cost and (2) 1.00% per annum in the case of the European Revolving Loans or European Term Loans;

(D) in the case of FBR borrowings denominated in Euro, the greatest of (i) the agent's prime rate for short-term loans in Euro, (ii) the EONIA Rate (as defined in the Senior Secured Credit Facilities) in effect on such day plus 1/2 of 1.00%, (iii) the EURIBO Rate for a three-month interest period plus 1.00% and (iv) 3.00% per annum; and

(E) in the case of FBR borrowings denominated in a foreign currency other than Euro, the rate defined in the applicable incremental assumption agreement.

The applicable margin with respect to the Term Loans is equal to (i) with respect to any Eurocurrency U.S. Term Loan, 3.00% per annum, (ii) with respect to any Eurocurrency European Term Loan, 3.25% per annum, (iii) with respect to any ABR U.S. Term Loan, 2.00% per annum and (iv) with respect to any FBR European Term Loan, 2.25% per annum.

The applicable margin with respect to the Revolving Loans will vary depending on the total leverage ratio as set out in the following table:

Total Leverage Ratio	Revolving Loans - Eurocurrency	Revolving Loans - Daily Rate
≥ 5.50 to 1.00	3.75%	2.75%
< 5.50 to 1.00	3.50%	2.50%

If there is a payment default at any time, then the interest rate applicable to overdue principal will be the rate otherwise applicable to such loan plus 2.00% per annum. Default interest will also be payable on other overdue amounts at a rate of 2.00% per annum above the amount that would apply to an ABR term loan that is a U.S. Term Loan.

The borrowers are required to pay a commitment fee equal to 1.00% per annum on the daily unused amounts of the U.S. and European revolving credit facilities.

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

Guarantees and Security

All obligations under the Senior Secured Credit Facilities are or will be guaranteed by RGHL and certain of its direct and indirect subsidiaries that guarantee the Reynolds Notes, including the borrowers under the Senior Secured Credit Facilities, the Reynolds Notes Issuers and the 2013 Notes Issuers, subject to certain legal and tax limitations and other agreed exceptions.

Total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of the RGHL Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the RGHL Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the Senior Secured Credit Facilities (the “Guarantor Coverage Test”). If the RGHL Group is unable to meet the Guarantor Coverage Test, the RGHL Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. Provided that the RGHL Group meets the Guarantor Coverage Test, the RGHL Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the Senior Secured Credit Facilities and being released from their guarantees of the Reynolds Notes and the 2013 Notes.

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

Covenants

The Senior Secured Credit Facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior credit facility of this type. The negative covenants in the Senior Secured Credit Facilities include limitations (subject to agreed exceptions) on the ability of RGHL and its material subsidiaries to:

•	incur additional indebtedness (including guarantees);

•	incur liens;

•	enter into sale and lease-back transactions;

•	make investments, loans and advances;

•	implement mergers, consolidations and sales of assets;

•	make restricted payments or enter into restrictive agreements;

•	enter into transactions with affiliates on non-arm's length terms;

•	change the business conducted by RGHL and its subsidiaries;

•	prepay, or make redemptions and repurchases of specified indebtedness;

•	amend certain material agreements governing specified indebtedness;

•	make certain amendments to the organizational documents of RGHL and its material subsidiaries; and

•	change RGHL's fiscal year.

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

In addition, the Senior Secured Credit Facilities contain a maximum senior secured first lien leverage ratio covenant.

Events of Default

The Senior Secured Credit Facilities contain certain customary events of default with certain cure periods, as applicable, including:

•	non-payment of principal, interest or other amounts;

•	breach of covenants under the Senior Secured Credit Facilities and other loan documents;

•	material breach of the representations or warranties;

•	cross-default to other material indebtedness;

•	bankruptcy or insolvency;

•	material judgments;

•	certain ERISA and benefits events;

•	actual or asserted invalidity of any material collateral or guarantee;

•	failure of material subordinated indebtedness to be validly subordinated;

•	certain subordinated indebtedness ceases to be subordinated to the Senior Secured Credit Facilities; and

•	a change of control (as defined in the Senior Secured Credit Facilities).

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

As of December 31, 2013, the RGHL Group had outstanding:

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

Change of Control

Upon a change of control, as defined in the indentures governing the Reynolds Notes, the Reynolds Notes Issuers will be required to offer to repurchase the respective series of Reynolds Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless the Reynolds Notes Issuers have previously elected to redeem all of the applicable series of Reynolds Notes.

Ranking of the Reynolds Notes

Reynolds Senior Secured Notes

The Reynolds Senior Secured Notes are senior secured obligations of the Reynolds Notes Issuers and:

•	are effectively senior to all of the unsecured indebtedness of the Reynolds Notes Issuers to the extent of the value of the collateral securing each series of Reynolds Senior Secured Notes;

•	rank pari passu in right of payment with all existing and future senior indebtedness of the Reynolds Notes Issuers;

•
are effectively subordinated to the other first lien obligations of the Reynolds Notes Issuers (including amounts outstanding under the Senior Secured Credit Facilities) to the extent such first lien obligations are secured by property that does not also secure the respective series of Reynolds Senior Secured Notes to the extent of the value of all such property;

•	are senior in right of payment to any subordinated indebtedness of the Reynolds Notes Issuers, including the Reynolds Notes Issuers' guarantees of the 2013 Notes; and

•	are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of RGHL that is not a guarantor.

The guarantees of the Reynolds Senior Secured Notes are senior obligations of each guarantor, including RGHL, and:

•	rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

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

•	are senior in right of payment to any subordinated indebtedness of such guarantor, including such guarantor's guarantee of the 2013 Notes.

Reynolds Senior Notes

The Reynolds Senior Notes are senior obligations of the Reynolds Notes Issuers and:

•	are effectively subordinated to any secured indebtedness of the Reynolds Notes Issuers to the extent of the value of the collateral securing such indebtedness;

•	rank pari passu in right of payment with all existing and future senior indebtedness of the Reynolds Notes Issuers;

•	are senior in right of payment to any subordinated indebtedness of the Reynolds Notes Issuers, including the Reynolds Notes Issuers' guarantees of the 2013 Senior Subordinated Notes; and

•	are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of RGHL that is not a guarantor.

The guarantees of the Reynolds Senior Notes are senior obligations of each guarantor, including RGHL, and:

•	rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•	are effectively subordinated to any secured indebtedness of such guarantor to the extent of the value of the collateral securing such indebtedness; and

•	are senior in right of payment to any subordinated indebtedness of such guarantor, including such guarantor's guarantee of the 2013 Senior Subordinated Notes.

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

Events of Default

The indentures governing the Reynolds Notes contain certain customary events of default, including:

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

•
cross-defaults or acceleration of other indebtedness of BP I, BP II, a Reynolds Notes Issuer or any Significant Subsidiary (as defined in the respective indentures) in excess of $30 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against BP I, BP II, a Reynolds Notes Issuer or a Significant Subsidiary; and

•	invalidity of any guarantee, and with respect to the Reynolds Senior Secured Notes, any security interest, of RGHL, BP I or a Significant Subsidiary.

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

2013 Notes

On November 15, 2013, BP II and BP II Issuer issued $650 million principal amount of 5.625% senior notes due 2016.

On December 10, 2013, BP II and BP II Issuer issued $590 million principal amount of 6.000% senior subordinated notes due 2017.

The proceeds of the offerings of the 2013 Notes were lent to BP I under the 2013 Proceeds Loans and were used by BP I to repay proceeds loans from BP II entered into in connection with issuance of the 2007 Notes. BP II then used the proceeds to redeem the 2007 Senior Notes at a redemption price of 100% of the aggregate principal amount outstanding and to pay fees and expenses related to the transaction and to redeem the 2007 Senior Subordinated Notes at a redemption price of 103.167% of the aggregate principal amount outstanding and to pay fees and expenses related to the transaction.

The 2013 Notes are unsecured.

Interest

Interest on the 2013 Senior Notes accrues at the rate of 5.625% per annum, payable semi-annually on June 15 and December 15 of each year, which commenced December 15, 2013. Interest on the 2013 Senior Subordinated Notes accrues at the rate of 6.000% per annum, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 2014.

Maturity

The 2013 Senior Notes mature on December 15, 2016 and the 2013 Senior Subordinated Notes mature on June 15, 2017.

Optional Redemption

2013 Senior Notes

The 2013 Notes Issuers may redeem some or all of the 2013 Senior Notes prior to December 15, 2015, at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. On or after December 15, 2015, the 2013 Notes Issuers may redeem the 2013 Senior Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

2013 Senior Subordinated Notes

The 2013 Notes Issuers may redeem some or all of the 2013 Senior Subordinated Notes prior to June 15, 2016, at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. On or after June 15, 2016, the 2013 Notes Issuers may redeem the 2013 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon a change of control, as defined in the indentures governing the 2013 Notes, the 2013 Notes Issuers will be required to offer to repurchase the 2013 Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless the 2013 Notes Issuers have previously elected to redeem all of the 2013 Senior Notes or the 2013 Senior Subordinated Notes (as relevant).

Ranking of 2013 Senior Notes

The 2013 Senior Notes are senior obligations of the 2013 Notes Issuers and:

•	rank pari passu in right of payment with all existing and future senior indebtedness of the 2013 Notes Issuers that is not subordinated to the 2013 Senior Notes;

•	are senior in right of payment to all existing and future subordinated indebtedness of the 2013 Notes Issuers, including the 2013 Senior Subordinated Notes;

•	are effectively subordinated to any future secured indebtedness of the 2013 Notes Issuers to the extent of the value of the assets securing such indebtedness; and

•
are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of BP I and BP II that is not a guarantor of the 2013 Senior Notes.

The 2013 Senior Notes are guaranteed on a senior subordinated basis by RGHL, BP I and certain subsidiaries of BP I. Pursuant to the 2013 Intercreditor Agreement, those guarantees:

•
are subordinated in right of payment to all existing and future Designated Senior Indebtedness (as defined in the indenture for the 2013 Senior Notes) of such guarantor, including indebtedness outstanding under, or in respect of its guarantee of, the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes; and

•	are senior in right of payment to all existing and future subordinated indebtedness of such guarantor, including such guarantor’s guarantee of the 2013 Senior Subordinated Notes.

Ranking of 2013 Senior Subordinated Notes

The 2013 Senior Subordinated Notes are senior subordinated obligations of the 2013 Notes Issuers and:

•
are subordinated in right of payment to all existing and future senior indebtedness of the 2013 Notes Issuers, including the 2013 Senior Notes and the 2013 Notes Issuers’ guarantees of the Reynolds Notes and the Senior Secured Credit Facilities;

•	rank pari passu in right of payment with all existing and future senior subordinated indebtedness of the 2013 Notes Issuers that is not subordinated to the 2013 Senior Subordinated Notes;

•	are senior in right of payment to any future subordinated indebtedness of the 2013 Notes Issuers;

•	are effectively subordinated to any future secured indebtedness of the 2013 Notes Issuers to the extent of the value of the assets securing such indebtedness; and

•
are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of BP I and BP II that is not a guarantor of the 2013 Senior Subordinated Notes.

The 2013 Senior Subordinated Notes are guaranteed on a subordinated basis by RGHL, BP I and certain subsidiaries of BP I. Pursuant to the 2013 Intercreditor Agreement and the terms of the indenture governing the 2013 Senior Subordinated Notes, those guarantees:

•
are subordinated in right of payment to all existing and future senior indebtedness and senior subordinated indebtedness of such guarantor, including indebtedness outstanding under, or in respect of its guarantee of, the Senior Secured Credit Facilities and the Reynolds Notes;

•
rank pari passu in right of payment with any future indebtedness of such guarantor that is expressly structured to rank equally in right of payment to its guarantee of the 2013 Senior Subordinated Notes; and

•	are senior in right of payment to any future indebtedness of such guarantor that is expressly subordinated in right of payment to its guarantee of the 2013 Senior Subordinated Notes.

Covenants

The indentures governing the 2013 Notes contain covenants that, among other things, limit the ability of BP I, BP II and their restricted subsidiaries to:

•	incur additional indebtedness and issue disqualified or preferred stock;

•	make restricted payments, including dividends or other distributions;

•
in the case of BP I and BP II and their respective restricted subsidiaries, enter into arrangements that limit any restricted subsidiary's ability to pay dividends or certain other payments to BP I, BP II, or any other restricted subsidiary;

•	sell assets;

•	engage in transactions with affiliates;

•	create certain liens; and

•	consolidate, merge or transfer all or substantially all of their assets.

These covenants are subject to a number of important limitations and exceptions.

Events of Default

The indentures governing the 2013 Notes contain certain customary events of default, including:

•	non-payment of interest on the applicable 2013 Notes for a continuous period of 30 days;

•	non-payment of principal or premium, if any, on the applicable 2013 Notes;

•
breach of any agreement contained in the applicable 2013 Notes or the indentures related thereto (other than failure to purchase notes) by BP I, the 2013 Notes Issuers or any Restricted Subsidiary (as defined in the indentures governing the 2013 Notes) which is not cured within 60 days of notice;

•
cross-defaults or acceleration of other indebtedness of BP I, a 2013 Notes Issuer or any Significant Subsidiary (as defined in the indentures governing the 2013 Notes) in excess of $30 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against BP I, a 2013 Notes Issuer or a Significant Subsidiary; and

•	invalidity of any guarantee of RGHL, BP I or a Significant Subsidiary, subject to certain exceptions.

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

A.	first, in the following order:

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

B.	second, after the discharge of the Obligations identified in clause (A), to the relevant grantor.

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

2013 Intercreditor Agreement

In connection with the issuance of the 2013 Notes, RGHL and certain members of the RGHL Group entered into a new intercreditor agreement to establish the relative rights between certain secured creditors of the RGHL Group including lenders under the Senior Secured Credit Facilities, the holders of the Reynolds Senior Secured Notes, the holders of the 2013 Notes, RGHL, BP II, BP I and any borrowers, issuers and guarantors of the Reynolds Senior Secured Notes, the Senior Secured Credit Facilities or the 2013 Notes (the “2013 Intercreditor Agreement”).
Subordination of the 2013 Note Guarantees and Standstill on Enforcement Action
Although the 2013 Notes benefit from guarantees from RGHL and certain of its consolidated subsidiaries (the “2013 Note Guarantees”), the 2013 Note Guarantees are expressly subordinated in right of payment to secured indebtedness of the companies providing those guarantees (the “2013 Note Guarantors”), including the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities. The 2013 Intercreditor Agreement provides that no Enforcement Action (as defined below) may be taken in respect of the 2013 Note Guarantees (other than the 2013 Note Guarantee of RGHL), unless and until:
(1) an event of default under the indentures governing the 2013 Notes has occurred and the relevant trustee for the 2013 Notes has sent written notice to the Applicable Representative (as defined in the 2013 Intercreditor Agreement) of such event of default (the date on which such written notice has been given, the “Notice Date”) and the Standstill Period (as defined below) has expired;
(2) the Applicable Representative has (i) accelerated the amounts owed by an obligor under the Senior Secured Credit Facilities or (ii) demanded payment under any guarantee by a 2013 Note Guarantor (other than RGHL) or (iii) taken any action to enforce any security interest or lien granted by a 2013 Note Guarantor (other than RGHL) securing obligations under such Senior Obligations (as defined in the 2013 Intercreditor Agreement) with a view to realization of such security interest or lien (which shall not include any action to perfect such security interest or lien);
(3) a court or other relevant body has made an order for the liquidation, moratorium of payments, bankruptcy, insolvent reorganization, insolvency, examination, administration, receivership (or other similar event) of a 2013 Note Guarantor (or all or substantially all of its properties) or the shareholders or board of directors of a 2013 Note Guarantor have passed a resolution (other than at the request or direction of any trustee for the 2013 Notes or holders thereof) for the liquidation, dissolution or winding-up of such 2013 Note Guarantor that results in the appointment of a liquidator, administrator, examiner, receiver, trustee in bankruptcy or other similar official in relation to such 2013 Note Guarantor;
(4) there is a failure to repay the 2013 Notes on the applicable maturity date; or
(5) the Applicable Representative has given its prior consent to the taking of the relevant Enforcement Action.
The “Standstill Period”, with respect to each 2013 Note Guarantee, is the period commencing on the Notice Date and ending on the first to occur of:
(1) the date falling 179 days after the Notice Date; and
(2) the expiry of any other Standstill Period outstanding at the date the Standstill Period commenced.
“Enforcement Action” means, with respect to any indebtedness of a 2013 Note Guarantor (other than RGHL), any action (whether taken by the relevant creditor or creditors or an agent or trustee on its or their behalf) to (a) demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of all or any part of such Indebtedness; or (b) recover all or any part of such Indebtedness (including by exercising any rights of set-off or combination of accounts); or (c) exercise or enforce any rights under or pursuant to any guarantee, indemnity or other similar assurance against loss given by a 2013 Note Guarantor (other than RGHL) in respect of such Indebtedness; or (d) exercise or enforce any rights under any security interest over assets of a 2013 Note Guarantor (other than RGHL) whatsoever which secures such Indebtedness; or (e) commence legal proceedings against any 2013 Note Guarantor (other than RGHL) to recover any monies; or (f) commence, or take any other steps which could reasonably be expected to lead to the commencement of, any Insolvency Proceedings (as defined below) in relation to a 2013 Note Guarantor (other than RGHL); provided, however, that, the following shall not constitute Enforcement Action:

(1) the taking of any action (not falling within any of clauses (a) to (f) inclusive above) necessary to preserve the validity and existence of claims, including the registration of such claims before any court or governmental authority;
(2) to the extent entitled by law, the taking of action against any creditor (or any agent, trustee or receiver acting on behalf of such creditor) to challenge the basis on which any sale or disposal is to take place pursuant to powers granted to such persons under any security documentation;
(3) bringing legal proceedings against any person (i) in connection with any securities violation or common law fraud or (ii) to restrain any actual or putative breach of the Credit Documents (under and as defined in the First Lien Intercreditor Agreement), the 2013 Notes, the indentures governing the 2013 Notes, the 2013 Note Guarantee or the 2013 Intercreditor Agreement or for specific performance with no claim for damages; or
(4) allegations of material misstatements or omissions made in connection with the offering materials relating to the 2013 Notes or in reports furnished to creditors under the 2013 Notes or any exchange on which the 2013 Notes are listed pursuant to information and reporting requirements under the indentures governing the 2013 Notes.
“Insolvency Proceedings” means any proceedings or steps for (a) the insolvency, liquidation, dissolution, winding-up, administration, examination, receivership, moratorium of payments, compulsory merger or judicial reorganization of any company or judicial liquidation or any court order for any of the foregoing; or (b) the appointment of a trustee in bankruptcy, or insolvency conciliator, ad hoc official, an administrator, an examiner, a receiver, a liquidator or other similar officer of any company; or (c) any other similar process or appointment.
Payment Blockage Provisions Relating to the 2013 Note Guarantees
Without prejudice to any payments under the 2013 Note Guarantees that are permitted in the circumstances described above under “-Subordination of the 2013 Note Guarantees and Standstill on Enforcement Action”, but subject to certain fees and costs payable to the trustees for the 2013 Notes, the 2013 Intercreditor Agreement provides that the 2013 Note Guarantors may not make any payment in respect of the 2013 Notes pursuant to the 2013 Note Guarantees unless:
(1) on the date falling 2 days prior to the date of payment there is no outstanding payment default on Senior Obligations and no outstanding Payment Blockage Notice (as defined below); and
(2) such payment is applied in making certain permitted payments in respect of the 2013 Notes, including in respect of interest, default interest, additional amounts under tax gross-up and currency indemnity provisions, certain amounts payable to the trustees for the 2013 Notes and the principal amount of the 2013 Notes on the applicable maturity date.
If an event of default (other than a payment event of default) occurs and is continuing under any Senior Obligations, the Applicable Representative may, within 45 days of the occurrence of any such event of default, serve a written notice (a “Payment Blockage Notice”) to each trustee for the 2013 Notes and BP I. A Payment Blockage Notice shall be outstanding from the date of service of the same to the earliest to occur of:
(1) the date on which the event of default in respect of which such Payment Blockage Notice is served is cured or waived;
(2) the date on which the Applicable Representative notifies each trustee for the 2013 Notes and BP I that the Payment Blockage Notice is cancelled;
(3) the date that the Senior Obligations are discharged;
(4) the date that is 179 days after the service of such Payment Blockage Notice;
(5) the expiry of any Standstill Period in existence at the date of service of the Payment Blockage Notice; and
(6) the date on which the trustees for the 2013 Notes on behalf of the relevant holders of the 2013 Notes takes any Enforcement Action permitted pursuant to the indentures governing the 2013 Notes and the 2013 Intercreditor Agreement.
Only one Payment Blockage Notice may be served in any consecutive 360 day period, only one Payment Blockage Notice may be served in respect of any one event of default and no Payment Blockage Notice may be issued in respect of an event of default which is outstanding as at the time at which an earlier Payment Blockage Notice was issued.
Trustee Receipts
If at any time on or before the date that the Senior Obligations are discharged, any trustee for the 2013 Notes receives or recovers a payment or distribution of, or on account of:
(1) any Enforcement Action against a 2013 Note Guarantor in contravention of the 2013 Intercreditor Agreement;
(2) the 2013 Notes as a result of any 2013 Notes Issuer receiving or recovering an amount from a 2013 Note Guarantor or under any 2013 Proceeds Loan in contravention of the 2013 Intercreditor Agreement; or
(3) any set-off in respect of the 2013 Note Guarantees which is prohibited by the 2013 Intercreditor Agreement,

it shall hold such amounts for the creditors under such Senior Obligations and pay such amount to the Applicable Representative acting for such creditors under the 2013 Intercreditor Agreement for application in the following order:
first, for application towards the obligations under the first lien Senior Obligations on a ratable basis in accordance with the amount of such obligations and the terms of the applicable agreement and to each trustee for the 2013 Notes for application toward certain amounts owed to it that are then due, all such amounts to be payable on a pari passu basis;
second, for application towards the other Senior Obligations on a ratable basis in accordance with the amount of such obligations and the terms of the applicable agreements; and
third, after discharge in full of the Senior Obligations, any surplus shall be paid to each trustee for the 2013 Notes for application as set forth in the applicable indenture governing the 2013 Notes (the terms of which provide that all amounts owed to the trustee thereunder shall be paid first, prior to the holders of the 2013 Notes);
provided, however, that any trustee for the 2013 Notes shall only have an obligation to turn-over or repay amounts received or recovered by it if (i) it had actual knowledge that the receipt or recovery was an amount received in breach of the 2013 Intercreditor Agreement and (ii) to the extent that, prior to receiving that knowledge, it has not distributed such amount to the relevant holders of the 2013 Notes in accordance with the relevant indenture governing the 2013 Notes. Each trustee for the 2013 Notes is entitled to receive notice of the occurrence of certain events and to request and receive officers’ certificates and opinions of counsel in certain circumstances under the terms of the relevant indenture governing the 2013 Notes and the 2013 Intercreditor Agreement.
Subordination on Insolvency
After the occurrence of one or more of certain insolvency related events in relation to a 2013 Note Guarantor, including such 2013 Note Guarantor becoming subject to insolvency proceedings, the 2013 Note Guarantees and certain other intercompany liabilities of such 2013 Note Guarantor (the “subordinated obligations”) will be subordinated to the Senior Obligations owed by such 2013 Note Guarantor.
Any payment or distribution of any kind (other than any payment constituted by debt securities that are subordinated to the Senior Obligations to at least the same extent as the 2013 Notes and the 2013 Note Guarantees) which is payable with respect to the subordinated obligations owed by such 2013 Note Guarantor (or by a liquidator, administrator or receiver of such 2013 Note Guarantor) that is received by the trustees for the 2013 Notes, the holders of the 2013 Notes or the 2013 Notes Issuers (or to which they are entitled) shall be held in trust and shall be paid or transferred (net of the expenses of so doing) to:
(1) first, the Applicable Representative to be applied to the Senior Obligations in accordance with the provisions described above under “-Trustee Receipts” (after taking into account any concurrent payment or distribution being made to the holders of such Senior Obligations) and,
(2) second, in the case of certain subordinated loans from the 2013 Notes Issuers to BP I and its subsidiaries (including the 2013 Proceeds Loans), to each trustee for the 2013 Notes for application against the relevant senior subordinated indebtedness.
The trustees for the 2013 Notes, the holders of the 2013 Notes and the 2013 Notes Issuers are required to do all things that the Applicable Representative reasonably deems necessary or advisable for the enforcement of the 2013 Intercreditor Agreement.
Limitation on Credit Support
Pursuant to the 2013 Intercreditor Agreement, BP I and its subsidiaries are prohibited (except with the consent of the Applicable Representative or as otherwise permitted under the Senior Obligations) from granting any security in favor of the trustees for the 2013 Notes, the holders of the 2013 Notes, the 2013 Notes Issuers and the holders of any other senior subordinated obligations.
In addition, the 2013 Intercreditor Agreement requires (except with the consent of the Applicable Representative or as otherwise permitted under the Senior Obligations) that guarantees in support of the 2013 Notes are given only by entities that are borrowers, issuers or guarantors of the Senior Obligations and are subordinated to their obligations with respect to the Senior Obligations.
BP I and its subsidiaries are also prohibited from (except with the consent of the Applicable Representative or as otherwise permitted under the Senior Obligations) guaranteeing or otherwise providing any financial support with respect to any loan made by a 2013 Notes Issuer to BP I or any of its subsidiaries.
2007 Intercreditor Agreement

RGHL and certain members of the RGHL Group are parties to an intercreditor agreement which primarily establishes the relative rights between certain secured creditors of the RGHL Group (including lenders under the Senior Secured Credit Facilities and the trustees for the Reynolds Senior Secured Notes) on the one hand, and BP II as lender to BP I under the proceeds loans related to the 2013 Senior Notes and the 2013 Senior Subordinated Notes, on the other (the “2007 Intercreditor Agreement”). The 2007 Intercreditor Agreement subordinates the proceeds loans to such secured indebtedness of the RGHL Group on terms substantially similar to those in the 2013 Intercreditor Agreement.

Pactiv Notes and Debentures

As of December 31, 2013, Pactiv had outstanding:

•	$300 million in principal amount of 8.125% Debentures due 2017 (the “Pactiv 2017 Debentures”);

•	$16 million in principal amount of 6.400% Notes due 2018 (the "Pactiv 2018 Notes");

•	$276 million in principal amount of 7.950% Debentures due 2025; and

•	$200 million in principal amount of 8.375% of Senior Notes due 2027 (the “Pactiv 2027 Notes”).

The Pactiv Notes are issued or assumed by Pactiv LLC and are not guaranteed by RGHL or any of RGHL's subsidiaries.

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

Notes Repaid

On March 16, 2012, the RGHL Group redeemed the outstanding $249 million aggregate principal amount of the Pactiv 5.785% notes due 2012.

On March 16, 2012, the RGHL Group redeemed the outstanding $355 million aggregate principal amount of the Graham Packaging 9.875% senior subordinated notes due 2014, the outstanding $14 million aggregate principal amount of the Graham Packaging 8.25% senior notes due 2017 and the outstanding $19 million aggregate principal amount of the Graham Packaging 8.25% senior notes due 2018.

On September 28, 2012, the RGHL Group repurchased $777 million aggregate principal amount of the dollar-denominated 2009 Senior Secured Notes pursuant to a tender offer for such notes. On October 29, 2012, the RGHL Group redeemed the outstanding $348 million aggregate principal amount of the dollar-denominated 2009 Senior Secured Notes.

On December 13, 2012, the RGHL Group redeemed the outstanding €450 million aggregate principal amount of the euro-denominated 2009 Senior Secured Notes.

On December 15, 2013, the RGHL Group redeemed the outstanding €480 million aggregate principal amount of the 2007 Senior Notes.

On January 9, 2014, the RGHL Group redeemed the outstanding €420 million aggregate principal amount of the 2007 Senior Subordinated Notes.

Securitization Facility

On November 7, 2012, certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2013, $445 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the Administrative Agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. The Securitization Facility is secured by all of the assets (consisting primarily of the eligible trade receivables and cash) of Beverage Packaging Factoring (Luxembourg) S.à r.l., an indirect subsidiary of RGHL. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the RGHL Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Other

SIG relies on a limited number of suppliers, including Whakatane Mill Ltd., our own internal LPB supplier, for all of its LPB requirements. SIG has purchased LPB from some of these suppliers for several years based on written long-term contracts. SIG's current contract with one of these suppliers, Stora Enso Oyj, runs through December 31, 2017. See “Item 3. Key Information - Risk Factors - Risks Related to Our Business - We depend on a small number of suppliers for our raw materials and any interruption in our supply of raw materials would harm our business and financial performance."

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2013.
Management's Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.
Management evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2013 and concluded that such internal control over financial reporting is effective.
Changes in Internal Control Over Financial Reporting
There have not been any changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Mr. Bryce Murray, a member of the Company's Audit Committee, has been designated by the Board as the Company's “Audit Committee Financial Expert” (as defined by the SEC). Mr. Murray is not independent of management as defined by the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS.

The Company has a Code of Ethical Conduct for Financial Managers applicable to the Company's Chief Executive Officer, Chief Financial Officer, Controller, Treasurer, Tax Director, Assistant Controllers, Assistant Treasurers and the Chief Executive Officers, the Chief Financial Officers

and Controllers of the Company's principal business units. This Code covers a range of financial and non-financial business practices and procedures, requiring Financial Managers to act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, to fully and fairly disclose appropriate information in a timely and understandable manner, and to comply with applicable governmental laws, rules and regulations and other appropriate private and public regulatory agencies. Any waiver of the Code of Ethical Conduct for Financial Managers may be made only by the Board of Directors or, if the Board of Directors shall determine, by the Audit Committee, and will be promptly disclosed as required by law. There were no waivers of the Code of Ethical Conduct for Financial Managers as of the date of this annual report. The Company will provide a copy of its Code of Ethical Conduct for Financial Managers to any person who requests a copy in writing. To request a copy, please contact Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to RGHL for professional services rendered by the company's principal accountant:

	For the year ended December 31,
(In $ million)	2013	2012
Audit fees(1)	10	12
Audit-related fees(2)	1	4
Tax fees(3)	1	1
Total	12	17

(1)	Audit fees include fees for the audit and review of the RGHL Group's annual and interim consolidated financial statements and the audit of annual financial statements for subsidiary entities.

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

ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements and other financial information of RGHL are contained in "Financial Statements" beginning on page F-1, the combined financial statements and other financial information of Bev Pack are contained in "Financial Statements" beginning on page G-1, and the consolidated financial statements and other financial information of BP I are contained in "Financial Statements" beginning on page H-1.

RGHL is currently in the process of requesting a waiver from the Staff of the Division of Corporation Finance from the requirements of Rule 3-09 of Regulation S-X for the year ended December 31, 2013. The requested waiver is with respect to the requirement to file separate financial statements for SIG Combibloc Obeikan FZCO ("FZCO"). If such a waiver is not received, in accordance with Regulation S-X Rule 3-09, the financial statements of FZCO for its fiscal years ended December 31, 2013, 2012 and 2011 will be filed by amendment within six months after FZCO's fiscal year ended December 31, 2013.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Exhibit
1.1.*	Constitution of Reynolds Group Holdings Limited
1.2.*	Certificate of Incorporation of Reynolds Group Issuer Inc.
1.3.*	By-Laws of Reynolds Group Issuer Inc.
1.4.*	Certificate of Formation of Reynolds Group Issuer LLC
1.5.*	Limited Liability Company Agreement of Reynolds Group Issuer LLC
1.6.††	Articles of Association of Reynolds Group Issuer (Luxembourg) S.A.
1.7.*	Certificate of Incorporation of Bakers Choice Products, Inc.
1.8.*	Second Amended and Restated By-Laws of Bakers Choice Products, Inc.
1.9.*	Third Restated Certificate of Incorporation of Blue Ridge Holding Corp.
1.10.*	Amended and Restated By-Laws of Blue Ridge Holding Corp.
1.11.*	Certificate of Incorporation of Blue Ridge Paper Products Inc.
1.12.*	The Amended and Restated By-Laws of Blue Ridge Paper Products Inc.
1.13.*	Amended and Restated Certificate of Incorporation of Closure Systems International Americas, Inc.
1.14.*	By-Laws of Closure Systems International Americas, Inc.
1.15.*	Certificate of Incorporation of Closure Systems International Holdings Inc.
1.16.*	By-Laws of Closure Systems International Inc. (now known as Closure Systems International Holdings Inc.)
1.17.*	Certificate of Incorporation of Closure Systems International Inc.
1.18.*	Amended and Restated By-Laws of Closure Systems International Inc.
1.19.*	Certificate of Formation of Closure Systems Mexico Holdings LLC
1.20.*	Amended and Restated Limited Liability Company Agreement of Closure Systems Mexico Holdings LLC
1.21.*	Certificate of Formation of CSI Mexico LLC
1.22.*	Amended and Restated Limited Liability Company Agreement of CSI Mexico LLC
1.23.*	Certificate of Incorporation of CSI Sales & Technical Services Inc.
1.24.*	By-Laws of CSI Sales & Technical Services Inc.
1.25.*	Certificate of Incorporation of Evergreen Packaging Inc.
1.26.*	Amended and Restated By-Laws of Evergreen Packaging Inc.
1.27.	[Reserved]
1.28.	[Reserved]
1.29.	[Reserved]
1.30.	[Reserved]
1.31.**	Certificate of Formation of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.32.**	Limited Liability Company Agreement of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.33.**	Certificate of Incorporation of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products Inc.)
1.34.*	Second Amended and Restated By-Laws of Reynolds Consumer Products Inc. (now known as Reynolds Presto Products Inc.)
1.35.	[Reserved]
1.36.	[Reserved]
1.37.**	Certificate of Incorporation of Reynolds Consumer Products Inc. (formerly known as Reynolds Foil Inc.)
1.38.*	By-Laws of Reynolds Aluminum Inc. (now known as Reynolds Consumer Products Inc., formerly known as Reynolds Foil Inc.)
1.39.	[Reserved]
1.40.	[Reserved]
1.41.*	Certificate of Incorporation of Reynolds Group Holdings Inc.
1.42.*	By-Laws of Reynolds Group Holdings Inc.
1.43.	[Reserved]
1.44.	[Reserved]
1.45.	[Reserved]
1.46.	[Reserved]
1.47.	[Reserved]
1.48.	[Reserved]

1.49.*	Certificate of Incorporation of Closure Systems International Packaging Machinery Inc.
1.50.*	By-Laws of Alcoa Packaging Machinery, Inc. (now known as Closure Systems International Packaging Machinery Inc.)
1.51.*	Certificate of Incorporation of Reynolds Services Inc.
1.52.*	By-Laws of Reynolds Services Inc.
1.53.*	Amended and Restated Certificate of Incorporation of SIG Combibloc Inc.
1.54.*	Amended and Restated By-Laws of SIG Combibloc Inc.
1.55.**	Certificate of Formation of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
1.56.**	Limited Liability Company Agreement of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
1.57.*	Articles of Incorporation of Southern Plastics Inc.
1.58.*	By-Laws of Southern Plastics Inc.
1.59.	[Reserved]
1.60.	[Reserved]
1.61.*	Limited Liability Company Articles of Organization of BRPP, LLC
1.62.*	Operating Agreement of BRRP, LLC
1.63.	[Reserved]
1.64.*	Articles of Association of SIG Austria Holding GmbH
1.65.*	Articles of Association of SIG Combibloc GmbH (Austria)
1.66.*	Articles of Association of SIG Combibloc GmbH & Co KG
1.67.********	Fifteenth Amendment and Restatement of the Articles of Association of Closure Systems International (Brazil) Sistemas de Vedação Ltda.
1.68.**	Twenty-Third Amendment and Consolidation of the Articles of Incorporation of SIG Beverages Brasil Ltda.
1.69.††	Fifty-Second Amendment and Consolidation of the Articles of Incorporation of SIG Combibloc do Brasil Ltda.
1.70.	[Reserved]
1.71.	[Reserved]
1.72.	[Reserved]
1.73.*	Articles of Amalgamation of Evergreen Packaging Canada Limited
1.74.*	By-Law No. 1A of Evergreen Packaging Canada Limited
1.75.	[Reserved]
1.76.*	Articles of Association of Evergreen Packaging (Luxembourg) S.à r.l
1.77.	[Reserved]
1.78.	[Reserved]
1.79.	[Reserved]
1.80.	[Reserved]
1.81.*	Articles of Association of SIG Combibloc GmbH (Germany)
1.82.*	Articles of Association of SIG Combibloc Holding GmbH
1.83.*	Articles of Association of SIG Combibloc Systems GmbH
1.84.*	Articles of Association of SIG Combibloc Zerspanungstechnik GmbH
1.85.*	Articles of Association of SIG Euro Holding AG & Co. KgaA
1.86.*	Articles of Association of SIG Information Technology GmbH
1.87.*	Articles of Association of SIG International Services GmbH
1.88.*	Articles of Association of SIG Beteiligungs GmbH
1.89.	[Reserved]
1.90.	[Reserved]
1.91.	[Reserved]
1.92.	[Reserved]
1.93.	[Reserved]
1.94.	[Reserved]
1.95.	[Reserved]
1.96.	[Reserved]
1.97.††	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) I S.A.
1.98.*	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) III S.à r.l
1.99.	[Reserved]
1.100.*	By-Laws of CSI en Ensenada, S. de R.L. de C.V.
1.101.*	By-Laws of CSI en Saltillo, S. de R.L. de C.V.

1.102.*	By-Laws of CSI Tecniservicio, S. de R.L. de C.V.
1.103.	[Reserved]
1.104.*	By-Laws of Grupo CSI de Mexico, S. de R.L. de C.V.
1.105.	[Reserved]
1.106.*	By-Laws of Reynolds Metals Company de Mexico, S. de R.L. de C.V.
1.107.	[Reserved]
1.108.*	Articles of Association of Closure Systems International B.V.
1.109.*	Articles of Association of Evergreen Packaging International B.V.
1.110.	[Reserved]
1.111.*	Articles of Association of Reynolds Packaging International B.V.
1.112.*	Constitution of Kalimdor Investments Limited (now known as Whakatane Mill Limited)
1.113.*	Articles of Incorporation of SIG allCap AG
1.114.*	Articles of Incorporation of SIG Combibloc (Schweiz) AG
1.115.*	Articles of Incorporation of SIG Combibloc Group AG
1.116.*	Organizational Bylaws of SIG Combibloc Group AG
1.117.*	Articles of Incorporation of SIG Combibloc Procurement AG
1.118.*	Organizational Bylaws of SIG Combibloc Procurement AG
1.119.*	Articles of Incorporation of SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)
1.120.	[Reserved]
1.121.*	Articles of Incorporation of SIG Technology AG
1.122.*	Memorandum of Association of SIG Combibloc Ltd. (Thailand)
1.123.*	Articles of Association of SIG Combibloc Ltd. (Thailand)
1.124.	[Reserved]
1.125.	[Reserved]
1.126.	[Reserved]
1.127.	[Reserved]
1.128.	[Reserved]
1.129.	[Reserved]
1.130.	[Reserved]
1.131.	[Reserved]
1.132.	[Reserved]
1.133.	[Reserved]
1.134.	[Reserved]
1.135.	[Reserved]
1.136.	[Reserved]
1.137.	[Reserved]
1.138.	[Reserved]
1.139.	[Reserved]
1.140.	[Reserved]
1.141.	[Reserved]
1.142.	[Reserved]
1.143.	[Reserved]
1.144.**	Certificate of Formation of Pactiv LLC (formerly known as Pactiv Corporation)
1.145.†	Amended and Restated Limited Liability Company Agreement of Pactiv LLC (formerly known as Pactiv Corporation)
1.146.	[Reserved]
1.147.	[Reserved]
1.148.	[Reserved]
1.149.	[Reserved]
1.150.*	Certificate of Incorporation of Pactiv International Holdings Inc.
1.151.*	Amended and Restated By-Laws of Pactiv International Holdings Inc.
1.152.*	Certificate of Formation of Pactiv Management Company LLC
1.153.*	Limited Liability Company Agreement of Pactiv Management Company LLC
1.154.	[Reserved]
1.155.	[Reserved]

1.156.	[Reserved]
1.157.	[Reserved]
1.158.*	Certificate of Incorporation of PCA West Inc.
1.159.*	Amended and Restated By-Laws of PCA West Inc.
1.160.	[Reserved]
1.161.	[Reserved]
1.162.	[Reserved]
1.163.	[Reserved]
1.164.*	Amended and Restated Certificate of Incorporation of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.165.*	Amended and Restated By-Laws of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.166.	[Reserved]
1.167.	[Reserved]
1.168.	[Reserved]
1.169.	[Reserved]
1.170.	[Reserved]
1.171.	[Reserved]
1.172.	[Reserved]
1.173.	[Reserved]
1.174.*	Articles of Association of Omni-Pac Ekco GmbH Verpackungsmittel
1.175.*	Articles of Association of Omni-Pac GmbH Verpackungsmittel
1.176.*	Articles of Association of Pactiv Deutschland Holdinggesellschaft Mbh
1.177.*	Certificate of Incorporation of Reynolds Manufacturing, Inc.
1.178.**	By-laws of Pactiv Foodservice Mexico, S. de R.L. de C.V. (formerly known as Central de Bolsas, S. de R.L. de C.V.)
1.179.*	By-laws of Grupo Corporativo Jaguar, S.A. de C.V.
1.180.*	By-laws of Pactiv Mexico, S. de R.L. de C.V.
1.181.*	By-laws of Servicios Industriales Jaguar, S.A. de C.V.
1.182.*	By-laws of Servicio Terrestre Jaguar, S.A. de C.V.
1.183.**	Articles of Amalgamation of Pactiv Canada Inc.
1.184.*	By-Law No. 1 of Pactiv Canada Inc.
1.185.*	Certificate of Formation of BCP/Graham Holdings L.L.C.
1.186.*	Limited Liability Company Agreement of BCP/Graham Holdings L.L.C.
1.187.*	Certificate of Formation of GPC Holdings LLC
1.188.*	Limited Liability Company Agreement of GPC Holdings LLC
1.189.*	Certificate of Incorporation of Graham Packaging Company Inc.
1.190.*	By-laws of Graham Packaging Company Inc.
1.191.*	By-laws of Reynolds Manufacturing, Inc.
1.192.*	Certificate of Incorporation of RenPac Holdings Inc.
1.193.*	By-laws of RenPac Holdings Inc.
1.194.	Certificate of Formation of GPACSUB LLC (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
1.195.***	Amended and Restated Limited Liability Company Agreement of GPACSUB LLC
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

1.244.***	Deed of Incorporation of Beverage Packaging Holdings (Luxembourg) IV S.àr.l
1.245.	[Reserved]
1.246.	[Reserved]
1.247.††	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) V S.A.
1.248.††	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) II S.A.
1.249.†	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) VI S.àr.l
1.250.†	Articles of Association of Beverage Packaging Holdings II Issuer Inc.
1.251.†	By-Laws of Beverage Packing Holdings II Issuer Inc.
1.252.††	Certificate of Incorporation of Trans Western Polymers, Inc.
1.253.†	By-Laws of Trans Western Polymers, Inc.
1.254.††	Certificate of Incorporation of Spirit Foodservice Products, Inc.
1.255.†	By-Laws of Spirit Foodservice Products, Inc.
1.256.††	Certificate of Incorporation of Spirit Foodservice, Inc.
1.257.†	By-Laws of Spirit Foodservice, Inc.
1.258.††	Certificate of Incorporation of Master Containers, Inc.
1.259.†	By-Laws of Master Containers, Inc.
2.1.	[Reserved]
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

2.13.1.	[Reserved]
2.13.2.**	Supplement No. 2 to the Collateral Agreement, dated as of February 2, 2010, between Closure Systems International Americas, Inc. and The Bank of New York Mellon, as collateral agent
2.13.3.**	Supplement No. 3 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and The Bank of New York Mellon, as collateral agent
2.13.4.	[Reserved]
2.13.5.	[Reserved]
2.13.6.**	Supplement No. 6 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Holding Corp. and The Bank of New York Mellon, as collateral agent
2.13.7.**	Supplement No. 7 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Paper Products Inc. and The Bank of New York Mellon, as collateral agent
2.13.8.**	Supplement No. 8 to the Collateral Agreement, dated as of May 4, 2010, between by BRPP LLC and The Bank of New York Mellon, as collateral agent
2.13.9.	[Reserved]
2.13.10.	[Reserved]
2.13.11.	[Reserved]
2.13.12.	[Reserved]
2.13.13.	[Reserved]
2.13.14.	[Reserved]
2.13.15.**	Supplement No. 16 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon, as collateral agent
2.13.16.	[Reserved]
2.13.17.	[Reserved]
2.13.18.	[Reserved]
2.13.19.**	Supplement No. 20 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Germany Holdings Inc. and The Bank of New York Mellon, as collateral agent
2.13.20.**	Supplement No. 21 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv International Holdings Inc. and The Bank of New York Mellon, as collateral agent
2.13.21.**	Supplement No. 22 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Management Company LLC and The Bank of New York Mellon, as collateral agent
2.13.22.**	Supplement No. 23 to the Collateral Agreement, dated as of November 16, 2010, between PCA West Inc. and The Bank of New York Mellon, as collateral agent
2.13.23.	[Reserved]
2.13.24.	[Reserved]
2.13.25.**	Supplement No. 26 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Packaging Inc. (formerly PWP Industries, Inc.) and The Bank of New York Mellon, as collateral agent
2.13.26.	[Reserved]
2.13.27.	[Reserved]

2.13.28.**	Supplement No. 29 to the Collateral Agreement, dated as of August 19, 2011, between Bucephalas Acquisition Corp. and The Bank of New York Mellon
2.13.29.**	Supplement No. 30 to the Collateral Agreement, dated as of September 8, 2011, between Graham Packaging Company Inc. and The Bank of New York Mellon
2.13.30.**	Supplement No. 31 to the Collateral Agreement, dated as of September 8, 2011, between GPC Holdings LLC and The Bank of New York Mellon
2.13.31.**	Supplement No. 32 to the Collateral Agreement, dated as of September 8, 2011, between BCP/Graham Holdings L.L.C. and The Bank of New York Mellon
2.13.32.**	Supplement No. 33 to the Collateral Agreement, dated as of October 14, 2011, between Reynolds Manufacturing, Inc. and The Bank of New York Mellon
2.13.33.**	Supplement No. 34 to the Collateral Agreement, dated as of October 14, 2011, between RenPac Holdings Inc. and The Bank of New York Mellon
2.13.34.***	Supplement No. 35 to the Collateral Agreement, dated as of March 20, 2012, between certain additional guarantors and The Bank of New York Mellon
2.13.35.	[Reserved]
2.13.36.********	Supplement No. 37 to the Collateral Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon
2.13.37.†
Supplement No. 38 to the Collateral Agreement dated as of November 5, 2009, dated as of April 9, 2013, among Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products, Inc. Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and The Bank of New York Mellon, as collateral agent

2.13.38.††
Supplement No. 39 to the Collateral Agreement dated as of November 5, 2009, dated as of November 15, 2013, among Reynolds Group Holdings Inc, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products, Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and The Bank of New York Mellon, as collateral agent

2.14.**
First Lien Intercreditor Agreement, dated as of November 5, 2009, among The Bank of New York Mellon, as collateral agent, Credit Suisse, as representative under the Credit Agreement, The Bank of New York Mellon, as Representative under the Indenture, each grantor and each additional representative from time to time party thereto

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
2.15.4.**
Accession Agreement dated November 16, 2010 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2019 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.5.**
Accession Agreement dated February 1, 2011 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2021 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.6.**
Accession Agreement dated September 8, 2011 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2019 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.7.***
Accession Deed to the Intercreditor Agreement, dated March 20, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.8.********
Accession Agreement dated September 28, 2012 by The Bank of New York Mellon, as trustee for certain senior secured notes due 2020 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.9.********
Accession Deed to the Intercreditor Agreement, dated November 7, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.10.********
Accession Deed to the Intercreditor Agreement, dated December 14, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.11.††
Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated June 15, 2013, among Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, as security trustee

2.15.12.††	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated November 15, 2013, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto
2.15.13.†	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated April 9, 2013, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto
2.16.†
Intercreditor Agreement dated November 15, 2013, between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Credit Suisse AG, as administrative agent and The Bank of New York Mellon as high yield noteholders trustee

2.17.	[Reserved]
2.18.*	Form of 8.50% Senior Note due 2018 (included in Exhibit 4.2 hereto)
2.19.*	Form of 7.125% Senior Secured Note due 2019 (included in Exhibit 4.3 hereto)
2.20.*	Form of 9.000% Senior Note due 2019 (included in Exhibit 4.4 hereto)
2.21.*	Form of 6.875% Senior Secured Note due 2021 (included in Exhibit 4.5 hereto)
2.21.1.*	Form of 8.250% Senior Note due 2021 (included in Exhibit 4.6 hereto)
2.22.*	Form of 7.875% Senior Secured Note due 2019 (included in Exhibit 4.6.12 hereto)
2.22.1.*	Form of 9.875% Senior Note due 2019 (originally issued on August 9, 2011) (included in Exhibit 4.6.15 hereto)
2.22.2.	[Reserved]
2.22.3.***	Form of 9.875% Senior Note due 2019 (originally issued on February 15, 2012) (included in Exhibit 4.6.24 hereto)
2.22.4.********	Form of 5.750% Senior Secured Note due 2020 (included in Exhibit 4.6.41 hereto)
2.22.5.†	Form of 5.625% Senior Note due 2016 (included in Exhibit 4.2.1 hereto)
2.22.6.†	Form of 6.000% Senior Subordinated Note due 2017 (included in Exhibit 4.3.1 hereto)
2.23.**	Copyright Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.24.**	Patent Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.25.**	Trademark Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
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
2.36.**
Share Pledge Agreement Relating to the Shares in SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG International Services GmbH, SIG Information Technology GmbH, SIG Combibloc GmbH and SIG Combibloc Holdings GmbH, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KG aA and The Bank of New York Mellon as collateral agent

2.37.	[Reserved]
2.38.	[Reserved]
2.39.**	Share Pledge Agreement Relating to the Shares in SIG Combibloc Holding GmbH, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.40.**	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.41.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
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

2.69.	[Reserved]
2.70.	[Reserved]
2.71.**
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.72.	[Reserved]
2.73.	[Reserved]
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

2.78.	[Reserved]
2.79.	[Reserved]
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
2.86.**
Deed of Pledge of Registered Shares in Closure Systems International B.V., dated as of November 5, 2009, between Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.87.**
Disclosed Pledge of Bank Accounts, dated as of November 5, 2009, between Closure Systems International B.V., Reynolds Consumer Products (Luxembourg) S.à r.l (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.88.**
Deed of Pledge of Registered Shares in Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.), dated as of November 5, 2009, between Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.89.**	General Security Deed, dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
2.90.**	Pledge of Registered Shares in SIG allCap AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.91.**	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.92.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.93.**	Receivables Assignment, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.94.**	Pledge of Registered Shares in SIG Combibloc Group AG, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
2.95.**	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.96.**	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.97.**	Receivables Assignment, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.98.**	Pledge of Registered Shares in SIG Combibloc (Schweiz) AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent

2.99.**	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Combibloc (Schweiz) AG and The Bank of New York Mellon as collateral agent
2.100.**	Receivables Assignment, dated as of November 5, 2009, between SIG Combibloc (Schweiz) AG and The Bank of New York Mellon as collateral agent
2.101.**	Intellectual Property Rights Pledge, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.102.	[Reserved]
2.103.	[Reserved]
2.104.	[Reserved]
2.105.	[Reserved]
2.106.**	Pledge of Registered Shares in SIG Technology AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.107.**	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.108.**	Receivables Assignment, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.109.**	Intellectual Property Rights Pledge, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.110.**	Security Over Shares Agreement in CSI Latin American Holdings Corporation, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
2.111.	[Reserved]
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

2.114.	[Reserved]
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

2.120.	[Reserved]
2.121.**
Security Over Shares Agreement in Reynolds Consumer Products (UK) Limited, dated as of December 2, 2009, between Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) and The Bank of New York Mellon as collateral agent

2.122.	[Reserved]
2.123.	[Reserved]
2.124.	[Reserved]
2.125.	[Reserved]
2.126.**	Pledge Over Registered Shares of SIG Combibloc Procurement AG, dated as of December 2, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.127.**	Assignment of Bank Accounts, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.128.**	Account Pledge Agreement, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.129.**	Receivables Assignment, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.130.	[Reserved]
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

2.137.	[Reserved]
2.138.	[Reserved]
2.139.	[Reserved]
2.140.	[Reserved]
2.141.	[Reserved]
2.142.	[Reserved]
2.143.	[Reserved]
2.144.	[Reserved]
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

2.148.**	Receivables Assignment, dated January 29, 2010, given by SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) in favour of The Bank of New York Mellon as collateral agent.
2.149.**	Share Pledge Agreement in respect of SIG Combibloc Ltd., dated January 29, 2010, by SIG Combibloc Holding GmbH (Germany) in favour of Wilmington Trust (London) Limited as collateral agent.
2.150.**	Conditional Assignment of Bank Accounts, dated January 29, 2010, granted by SIG Combibloc Ltd (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent.
2.151.**	Conditional Assignment of Receivables Agreement, dated January 29, 2010, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent.
2.152.	[Reserved]
2.153.	[Reserved]
2.154.**
Security Over Shares Agreement relating to shares of Closure Systems International (Hong Kong) Limited, dated February 25, 2010, entered into by SIG Finanz AG (Switzerland) in favour of Wilmington Trust (London) Limited as the collateral agent

2.155.	[Reserved]
2.156.	[Reserved]
2.157.**	Share Pledge Agreement over shares in SIG Austria Holding GmbH, dated March 4, 2010, between SIG Finanz AG and Wilmington Trust (London) Limited
2.158.**	Share Pledge Agreement over shares in SIG Combibloc GmbH (Austria), dated March 4, 2010, between SIG Finanz AG and Wilmington Trust (London) Limited
2.159.**	Interest Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
2.160.**	Interest Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.161.**	Account Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.162.**	Account Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.163.**	Account Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
2.164.**	German Law Account Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.165.**	German Law Account Pledge, dated March 4, 2010, between SIG Combibloc GmbH & Co. KG and Wilmington Trust (London) Limited
2.166.**	Confirmation and Amendment Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.167.**	Charge and Security Deposit Over Bank Accounts Agreement, dated March 4, 2010 between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.168.**	Receivables Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.169.**	Receivables Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited

2.170.**	Receivables Pledge Agreement, dated March 4, 2010 between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
2.171.**	Pledge Agreement relating to the shares in SIG Euro Holding AG & Co. KGaA, dated March 4, 2010, between SIG Austria Holding GmbH and The Bank of New York Mellon
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

2.173.**	Patent Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent.
2.174.**	Trademark Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent.
2.175.**	Canadian General Security Agreement, dated as of December 2, 2009, entered into by Evergreen Packaging Canada Limited
2.176.**	Canadian Pledge Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging International B.V.
2.177.	[Reserved]
2.178.	[Reserved]
2.179.**	Pledge Over Shares Agreement in Evergreen Packaging (Luxembourg) S.à.r.l., dated as of May 4, 2010, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.180.**	Pledge Over Bank Account, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à.r.l. and The Bank of New York Mellon
2.181.**	Pledge Over Receivables from SIG Combibloc Holding GmbH, dated as of May 4, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon
2.182.	[Reserved]
2.183.	[Reserved]
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
2.192.**
Amendment to the Quota Pledge Agreement, dated as of May 4, 2010, granted by SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA) in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Beverages Brasil Ltda.

2.193.**
Amendment to the Quota Pledge Agreement, dated as of August 27, 2010, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.194.**
Confirmation and Amendment Agreement relating to non-notarial accessory security, dated as of May 4, 2010, between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International (Germany) GmbH, SIG Combibloc GmbH, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG International Services GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), SIG Combibloc Zerspanungstechnik GmbH, Closure Systems International Deutschland GmbH, SIG Combibloc Group AG, SIG Finanz AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG allCap AG, SIG Combibloc Procurement AG and SIG Reinag AG and The Bank of New York Mellon as collateral agent

2.195.**
Confirmation and Amendment Agreement relating to non-accessory security, dated as of May 4, 2010, between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Combibloc Zerspanungstechnik GmbH, SIG International Services GmbH, Closure Systems International (Germany) GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Finanz AG and SIG Technology AG and The Bank of New York Mellon as collateral agent

2.196.**
Confirmation and Amendment Agreement relating to notarial share pledges, dated May 4, 2010, between SIG Combibloc Group AG, SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International Holdings (Germany) GmbH and Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.197.**
Confirmation and Amendment Agreement relating to a share pledge agreement over shares in SIG Euro Holding AG & Co KGaA, dated May 4, 2010, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent

2.198.	[Reserved]
2.199.	[Reserved]

2.200.	[Reserved]
2.201.	[Reserved]
2.202.	[Reserved]
2.203.	[Reserved]
2.204.	[Reserved]
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
2.212.**
Quota Pledge Agreement, dated March 30, 2010, granted by SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA) in favour of The Bank of New York Mellon as collateral agent and acknowledged by SIG Beverages Brasil Ltda. (Brasil)

2.213.**
Quota Pledge Agreement, dated March 30, 2010, granted by SIG Austria Holding GmbH in favour of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda. (Brasil)

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

2.224.	[Reserved]
2.225.**	Deed of Hypothec granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010.
2.226.**	Bond Pledge Agreement granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010.
2.227.**	Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010.
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

2.230.**	Disclosed Pledge of Bank Accounts, dated September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon

2.231.**	Deed of Pledge of Registered Shares, dated September 1, 2010, between Closure Systems International B.V., Reynolds Packaging International B.V. and The Bank of New York Mellon
2.232.	[Reserved]
2.233.	[Reserved]
2.234.**	Security Over Shares Agreement relating to shares in Ivex Holdings, Ltd. between Reynolds Packaging International B.V. and The Bank of New York Mellon, as collateral agent, dated September 1, 2010.
2.235.	[Reserved]
2.236.	[Reserved]
2.237.**	Copyright Security Agreement dated as of November 16, 2010, among Pactiv Corporation (now known as Pactiv LLC), a Delaware corporation and The Bank of New York Mellon, as collateral agent
2.238.**	Patent Security Agreement dated as of November 16, 2010 among the grantors listed on thereto and The Bank of New York Mellon
2.239.**	Trademark Security Agreement dated as of November 16, 2010 among the grantors listed on thereto and The Bank of New York Mellon, as collateral agent
2.240.**	Canadian General Security Agreement granted by 798795 Ontario Limited (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.241.	[Reserved]
2.242.**	Canadian General Security Agreement granted by Newspring Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.243.	[Reserved]
2.244.**	Canadian General Security Agreement, granted by Pactiv Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.245.	[Reserved]
2.246.	[Reserved]
2.247.	[Reserved]
2.248.	[Reserved]
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
2.255.**
Second Amendment to Quota Pledge Agreement over quotas in SIG Beverages Brasil Ltda. between SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA) and The Bank of New York Mellon as collateral agent, dated November 16, 2010

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
2.262.**
Confirmation and Amendment Agreement relating to non-accessory security between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, SIG Combibloc GmbH, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Combibloc Zerspanungstechnik GmbH, SIG International Services GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Combibloc Group AG and SIG Technology AG and The Bank of New York Mellon as collateral agent (global assignment agreements, security transfer agreements, IP assignment agreements and security purpose agreements), dated November 16, 2010

2.263.**
Share Pledge Agreements between SIG Combibloc Group AG, SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International Holdings (Germany) GmbH and Closure Systems International B.V. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.264.**
Junior Share and Partnership Interest Pledge Agreement relating to shares and interests in SIG Euro Holding AG & Co. KGaA between SIG Combibloc Group AG and SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.265.**	Account Pledge Agreement, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.266.**	Account Pledge Agreement, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.267.	[Reserved]
2.268.**	Account Pledge Agreement, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010, dated November 16, 2010
2.269.**	Account Pledge Agreement, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.270.**	Account Pledge Agreement, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.271.**	Account Pledge Agreement, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.272.**	Account Pledge Agreement, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.273.**	Account Pledge Agreement, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.274.**	Account Pledge Agreement, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.275.**	Account Pledge Agreement, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.276.	[Reserved]
2.277.**	Account Pledge Agreement, between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.278.**	Account Pledge Agreement, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.279.**	Account Pledge Agreement, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.280.	[Reserved]
2.281.	[Reserved]
2.282.**
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.283.	[Reserved]
2.284.	[Reserved]
2.285.	[Reserved]
2.286.	[Reserved]
2.287.	[Reserved]
2.288.	[Reserved]
2.289.	[Reserved]
2.290.	[Reserved]
2.291.	[Reserved]
2.292.	[Reserved]
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

2.300.	[Reserved]
2.301.**
Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.302.	[Reserved]
2.303.**
Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.304.	[Reserved]
2.305.	[Reserved]
2.306.**
Deed of Confirmation and Amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.307.	[Reserved]
2.308.	[Reserved]
2.309.**
Deed of Confirmation and Amendment relating to a pledge of shares in SIG Combibloc Limited granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.310.	[Reserved]
2.311.	[Reserved]
2.312.	[Reserved]
2.313.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.314.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.315.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à.r.l.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.316.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à.r.l.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.317.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.318.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.319.**
Second Amendment to Quota Pledge Agreement, dated as of January 14, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

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

2.325.**	Confirmation and Amendment Agreement dated January 14, 2011, among Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.326.	[Reserved]
2.327.	[Reserved]
2.328.	[Reserved]
2.329.	[Reserved]
2.330.	[Reserved]

2.331.	[Reserved]
2.332.	[Reserved]
2.333.	[Reserved]
2.334.	[Reserved]
2.335.	[Reserved]
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
2.352.**
Deed of Confirmation and Amendment in respect of a share pledge over Ivex Holdings, Ltd. between Reynolds Packaging International B.V. and The Bank of New York Mellon, as collateral agent dated February 1, 2011

2.353.**
Deed of Confirmation and Amendment in respect of a share pledge over Reynolds Consumer Products (UK) Limited between Reynolds Consumer Packaging International B.V. (succeeded by Reynolds Packaging International B.V.) and The Bank of New York Mellon, as collateral agent dated February 1, 2011

2.354.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (GLA) between Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.

2.355.**	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.356.**	Confirmation and Amendment Agreement relating to non-accessory security between SIG Combibloc Group AG and The Bank of New York Mellon, dated
2.357.	[Reserved]
2.358.	[Reserved]
2.359.	[Reserved]
2.360.	[Reserved]
2.361.	[Reserved]

2.362.	[Reserved]
2.363.	[Reserved]
2.364.	[Reserved]
2.365.	[Reserved]
2.366.	[Reserved]
2.367.	[Reserved]
2.368.	[Reserved]
2.369.**	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon, dated February 9, 2011
2.370.	[Reserved]
2.371.**
Confirmation and Amendment Agreement relating to a non-accessory security (in respect of IP assignments, security transfer agreements, global assignment agreements and Security Purpose Agreements) between SIG Combibloc Group AG and The Bank of New York Mellon, as collateral agent, dated February 9, 2011

2.372.	[Reserved]
2.373.	[Reserved]
2.374.	[Reserved]
2.375.	[Reserved]
2.376.	[Reserved]
2.377.	[Reserved]
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
2.391.**
Third Amendment to the Quota Pledge Agreement over quotas in SIG Beverages Brasil Ltda. between SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA) and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011

2.392.**
Third Amendment to Quota Pledge Agreement, dated as of March 2, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.393.	[Reserved]
2.394.	[Reserved]
2.395.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent
2.396.	[Reserved]

2.397.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
2.398.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.399.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent
2.400.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
2.401.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent
2.402.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
2.403.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
2.404.	[Reserved]
2.405.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.406.**	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.407.**
Junior Share and Partnership Interest Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KG aA among SIG Combibloc Group AG, SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011, and acknowledged by SIG Euro Holding AG & Co. KGaA.

2.408.	[Reserved]
2.409.	[Reserved]
2.410.**	Share Pledge Agreement Relating to the Shares in SIG Combibloc Holding GmbH between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent and pledgee
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
2.413.**
Share Pledge Agreement Relating to the Shares in SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG International Services GmbH, SIG Information Technology GmbH, SIG Combibloc GmbH and SIG Combibloc Holdings GmbH between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent and pledgee

2.414.**
Confirmation and Amendment Agreement relating to non-accessory security, dated as of March 2, 2011, between Closure Systems International Deutschland GmbH, Closure Systems International Holdings (Germany) GmbH, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, SIG Euro Holding AG & Co. KgaA, SIG Information Technology GmbH, SIG International Services GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), SIG Technology AG and The Bank of New York Mellon as collateral agent

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

2.442.**	Confirmation and Amendment Agreement dated June 7, 2011, among SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional Collateral Agent
2.443.**	NY Law Confirmation Agreement, dated August 5, 2011 by SIG Combibloc Ltd.
2.444.**
Amendment to Quota Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011, among Closures Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon

2.445.**	Amendment to Pledge Agreement over Receivables and other Credit Rights in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011
2.446.**	Amendment to Accounts Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011
2.447.**	Amendment to Pledge Agreement over Inventory, Equipment and other Assets in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda, dated September 8, 2011
2.448.**	Amendment to Accounts Pledge Agreement in favor of SIG Combibloc do Brasil, dated September 8, 2011
2.449.**	Amendment to Pledge Agreement over Receivables and other Credit Rights in favor of SIG Combibloc do Brasil, dated September 8, 2011
2.450.**	Amendment to Quota Pledge Agreement in favor of SIG Beverages Brasil, dated September 8, 2011, among SIG Beverages GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon
2.451.	[Reserved]
2.452.	[Reserved]
2.453.**	Account Pledge Agreement, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.454.	[Reserved]
2.455.**	Account Pledge Agreement, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.456.**	Account Pledge Agreement, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.457.**	Account Pledge Agreement, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.458.**	Account Pledge Agreement, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.459.**	Account Pledge Agreement, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.460.**	Account Pledge Agreement, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.461.**	Account Pledge Agreement, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.462.	[Reserved]
2.463.**	Account Pledge Agreement, between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.464.**	Account Pledge Agreement, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.465.**	Account Pledge Agreement, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.466.**	Account Pledge Agreement, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.467.	[Reserved]
2.468.**	Account Pledge Agreement, between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.469.**	Account Pledge Agreement, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.470.	[Reserved]
2.471.**
Non notarial share and interest pledge agreement relating to shares in SIG Euro Holding AG & Co. KG aA, among SIG Combibloc Group AG and SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG), dated September 8, 2011

2.472.**
Notarial Share Pledge Agreement in respect of Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Euro Holding AG & Co. KG aA, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteilingungs GmbH), SIG Information, Technology GmbH, SIG International Services GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft mbH, Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac GmbH Verpackungsmittel, among Closure Systems International B.V., SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.473.**
Non-accessory Security Confirmation and Amendment Agreement in respect of IP Assignments, Security Transfer Agreements, Global Assignment Agreements and Security Purpose Agreements, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.474.	[Reserved]
2.475.	[Reserved]
2.476.	[Reserved]
2.477.	[Reserved]
2.478.**	Deed of Confirmation and Amendment relating to a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
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

2.481.	[Reserved]
2.482.	[Reserved]
2.483.	[Reserved]
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

2.492.	[Reserved]
2.493.	[Reserved]
2.494.	[Reserved]

2.495.	[Reserved]
2.496.**
Deed of confirmation and amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.497.	[Reserved]
2.498.	[Reserved]
2.499.**
Deed of confirmation and amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.500.	[Reserved]
2.501.	[Reserved]
2.502.**
Deed of confirmation and amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.503.	[Reserved]
2.504.	[Reserved]
2.505.	[Reserved]
2.506.**
Deed of confirmation and amendment relating to a pledge of shares in SIG Combibloc Ltd. granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.507.	[Reserved]
2.508.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.509.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.510.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by CSI Lux following the merger with CSI Lux and RCP Lux, by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.511.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.512.**
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

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
2.537.********
Fifth Amendment to Quota Pledge Agreement in favor of SIG Beverages Brasil, dated November 7, 2012, among SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon

2.538.	[Reserved]
2.539.	[Reserved]
2.540.********	Account Pledge Agreement, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.541.	[Reserved]
2.542.********	Account Pledge Agreement, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.543.********	Account Pledge Agreement, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.544.********	Account Pledge Agreement, between SIG Beteiligungs GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.545.********	Account Pledge Agreement, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.546.********	Account Pledge Agreement, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.547.********	Account Pledge Agreement, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.548.********	Account Pledge Agreement, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.549.********	Account Pledge Agreement, between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.550.********	Account Pledge Agreement, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.551.********	Account Pledge Agreement, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.552.********	Account Pledge Agreement, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.553.********	Account Pledge Agreement, between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.554.********	Account Pledge Agreement, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.555.	[Reserved]
2.556.********
Non notarial share and interest pledge agreement relating to shares in SIG Euro Holding AG & Co. KG aA, among SIG Combibloc Group AG and SIG Schweizerische Industrie-Gesellschaft AG, dated November 7, 2012

2.557.********
Notarial Share Pledge Agreement in respect of Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Euro Holding AG & Co. KG aA, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Beteiligungs GmbH, SIG Information, Technology GmbH, SIG International Services GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, Pactiv Deutschland Holdinggesellschaft mbH, Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac GmbH Verpackungsmittel, among Closure Systems International B.V., SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.558.********
Non-accessory Security Confirmation and Amendment Agreement in respect of IP Assignments, Security Transfer Agreements, Global Assignment Agreements and Security Purpose Agreements, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.559.	[Reserved]
2.560.	[Reserved]
2.561.	[Reserved]
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

2.564.	[Reserved]
2.565.	[Reserved]
2.566.	[Reserved]
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

2.576.	[Reserved]
2.577.	[Reserved]
2.578.	[Reserved]
2.579.	[Reserved]
2.580.********
Deed of confirmation and amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.581.	[Reserved]
2.582.	[Reserved]
2.583.********
Deed of confirmation and amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.584.	[Reserved]
2.585.	[Reserved]
2.586.********
Deed of confirmation and amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.587.	[Reserved]
2.588.********
Deed of confirmation and amendment relating to a pledge of shares in SIG Combibloc Ltd. granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.589.	[Reserved]
2.590.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.591.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.592.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by CSI Lux following the merger with CSI Lux and RCP Lux, by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.593.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.594.********
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.595.********
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Consumer Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.596.********
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Presto Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.597.********	Security over Cash Agreement by Closure Systems International Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012
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
2.601.†
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Evergreen Packaging International B.V., dated as of December 31, 2013 between Evergreen Packaging (Luxembourg) S.a r.l. as pledgor, Evergreen Packaging International B.V as the company and The Bank of New York Mellon as collateral agent

2.602.†
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Graham Packaging Holdings B.V., dated as of December 31, 2013 between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V as the company and The Bank of New York Mellon as collateral agent

2.603.†
Deed of Pledge of Registered Shares in Graham Packaging Holdings B.V., dated as of June 1, 2012, between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V as the company and The Bank of New York Mellon as collateral agent

2.604.†
Deed of Pledge of Registered Shares in Reynolds Packaging International B.V., dated as of December 4, 2012, between Closure Systems International B.V as pledgor, Reynolds Packaging International B.V as the company and The Bank of New York Mellon as collateral agent

2.605.†
Amendment Agreement in respect of (i) a Deed of Pledge of Registered Shares in the share capital of Reynolds Packaging International B.V. dated 1 September 2010 and (ii) Deed of Pledge of Registered Shares in the share capital of Reynolds Packaging International B.V. dated 4 December 2012., dated as of December 31, 2013 between Closure Systems International B.V. as pledgor, Reynolds Packaging International B.V as the company and The Bank of New York Mellon as collateral agent

2.606.†
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Closure Systems International B.V., dated as of December 31, 2013 between Closure Systems International B.V. (as the company), Beverage Packaging Holdings (Luxembourg) VI S.a r.l. (as the pledgor) and The Bank of New York Mellon (as the collateral Agent)

2.607.†	Ninth Amendment to the Quota Pledge Agreement of SIG Combibloc do Brasil Ltda dated as of August 15, 2013 between the Bank of New York Mellon, SIG Austria Holding GmbH and SIG Combibloc do Brasil Ltda
2.608.†
Tenth Amendment to the Quota Pledge Agreement of SIG Combibloc do Brasil Ltda dated as of January 23, 2014 between the Bank of New York Mellon, SIG Austria Holding GmbH and SIG Combibloc do Brasil Ltda.

2.609.†	Sixth Amendment to the Accounts Pledge Agreement dated 25 November 2013 between SIG Combibloc do Brasil Ltda as grantor and The Bank of New York Mellon as collateral agent
2.610.†	Trademark Security Agreement dated as of April 9, 2013 between Spirit Foodservice, Inc. and the Bank of New York Mellon
2.611.†	Patent Security Agreement dated as of April 9, 2013 between Spirit Foodservice, Inc. and the Bank of New York Mellon
2.612.††
Assignment Agreement dated 1 November 2013 between Pactiv LLC, Pactiv NA II LLC and the Bank of New York Mellon with acknowledgment of Pactiv Mexico, S. de R.L. de C.V., in respect of an Equity Interests Pledge Agreement, dated April 19, 2011 (English version)

2.613.†
Assignment Agreement dated 17 December 2013 between Pactiv International Holdings Inc., Pactiv Foodservice Mexico, S. de R.L. de C.V. and the Bank of New York Mellon with acknowledgment of Pactiv Mexico, S. de R.L. de C.V., in respect of an Equity Interests Pledge Agreement, dated April 19, 2011 (English version)

2.614.†
Assignment Agreement dated 17 December 2013 between Pactiv NA II LLC, Reynolds Packaging International B.V. and the Bank of New York Mellon with acknowledgment of Pactiv Mexico, S. de R.L. de C.V., in respect of an Equity Interests Pledge Agreement, dated April 19, 2011 (English version)

2.615.††
Specific Security Deed dated 21 June 2013 between Beverage Packaging Holdings (Luxembourg) I S.A. and Wilmington Trust (London) Limited in respect of certain deposit accounts located in new Zealand held by Beverage Packaging Holdings (Luxembourg) I S.A.

2.616.††	Security over Cash Agreement dated 1 November 2013 given by Beverage Packaging Holdings (Luxembourg) III S.a. r.l. in favour of the Bank of New York Mellon
2.617.†	Supplemental Conditional Assignment of Receivables Agreement, dated February 12, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.618.†	Supplemental Conditional Assignment of Receivables Agreement, dated April 2013, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent

2.619.†	Supplemental Conditional Assignment of Receivables Agreement, dated June 14, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.620.†	Supplemental Conditional Assignment of Receivables Agreement, dated August 14, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.621.†	Supplemental Conditional Assignment of Receivables Agreement, dated October 10, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.622.†	Supplemental Conditional Assignment of Receivables Agreement, dated December 9, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.623.††
Share Pledge Agreement Relating to the shares in Beverage Packaging Holdings (Luxembourg) VI S.a.r.l. , dated as of June 14, 2013, among Beverage Packaging Holdings (Luxembourg) III S.a.r.l., Beverage Packaging Holdings (Luxembourg) VI S.a.r.l. and The Bank of New York Mellon as collateral agent

2.624.††	Account Pledge Agreement, dated as of June 14, 2013, between Beverage Packaging Holdings (Luxembourg) VI S.a.r.l. and The Bank of New York Mellon as collateral agent
2.625.††
Share Pledge Agreement relating to shares of Beverage Packaging Holdings (Luxembourg) II S.A., dated as of December 10, 2013, among Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent

2.626.††	Luxembourg Law Account Pledge Agreement, dated as of December 10, 2013 , between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon
2.627.††	New Zealand Law Share Pledge Agreement, dated as of December 10, 2013 , between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon
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

4.1.3.	[Reserved]
4.1.4.	[Reserved]
4.1.5.	[Reserved]
4.1.6.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.7.	[Reserved]
4.1.8.	[Reserved]
4.1.9.	[Reserved]
4.1.10.	[Reserved]
4.1.11.	[Reserved]
4.1.12.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between SIG Combibloc Procurement AG and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.13.	[Reserved]
4.1.14.**
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.

4.1.15.	[Reserved]
4.1.16.	[Reserved]
4.1.17.	[Reserved]
4.1.18.	[Reserved]
4.1.19.**	Guarantor Joinder to the Credit Agreement, dated as of January 29, 2010, between CSI en Ensenada, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent.
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

4.1.23.	[Reserved]

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

4.1.28.	[Reserved]
4.1.29.	[Reserved]
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

4.1.37.	[Reserved]
4.1.38.	[Reserved]
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

4.1.41.	[Reserved]
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

4.1.46.	[Reserved]
4.1.47.	[Reserved]
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

4.1.68.	[Reserved]
4.1.69.	[Reserved]
4.1.70.	[Reserved]
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

4.1.80.	[Reserved]
4.1.81.********
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 14, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.82†
Amendment No. 8 and Incremental Term Loan Assumption Agreement, dated as of November 27, 2013, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.1.83††
Loan Modification Agreement, dated as of December 27, 2013, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.1.84.††
Guarantor Joinder, dated as of November 15, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.A R.L., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.85.††
Guarantor Joinder, dated as of June 14, 2013, to the Third Amended and Restated Credit Agreement dated as of September 28, 2012, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & CO. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors, the Lenders and Credit Suisse AG, as administrative agent

4.1.86.††
Guarantor Joinder, dated as of December 10, 2013, to the Third Amended and Restated Credit Agreement dated as of September 28, 2012, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holdings AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.87.†
Guarantor Joinder, dated as of April 9, 2013, to the Third Amended and Restated Credit Agreement dated as of September 28, 2012, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Holdings Limited and Credit Suisse AG as administrative agent

4.2.1.†
5.625% Senior Notes due 2016 Indenture, dated as of November 15, 2013, as amended, supplemented or otherwise modified, among Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) II S.A., certain senior note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent, relating to the issuance by Beverage Packaging Holdings II Issuer Inc. and Beverage Packaging Holdings (Luxembourg) II S.A. of 5.625% Senior Notes due 2016 in the aggregate principal amount of $650,000,000., relating to the issuance by Beverage Packaging Holdings II S.A. of 8% Senior Notes due 2016 in the aggregate principal amount of €480,000,000

4.3.1.†
6.000% Senior Subordinated Notes due 2017 Indenture, dated as of December 10, 2013, as amended, supplemented or otherwise modified among Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) II S.A., certain senior subordinated note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent, relating to the issuance by Beverage Packaging Holdings II Issuer Inc. and Beverage Packaging Holdings (Luxembourg) II S.A. of 6.000% Senior Subordinated Notes due 2017 in the aggregate principal amount of $590,000,000

4.4.1.
Indenture, dated September 29, 1999, by and between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.1 to Tenneco Packaging Inc.'s Registration Statement on Form S-4 (No. 333-82923) filed October 4, 1999)

4.4.2.
Second Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(c) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.3.
Fourth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(e) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.4.
Fifth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(f) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.5.
Sixth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Pactiv Corporation's Current Report on Form 8-K (No. 1-15157) filed June 25, 2007)

4.4.6.
Seventh Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Pactiv Corporation's Current Report on Form 8-K (No. 1-15157) filed June 25, 2007)

4.4.7.
Eighth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of October 21, 2010, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to Pactiv Corporation's Current Report on Form 8-K (No. 1-15157) filed October 22, 2010)

4.4.8.
Indenture, dated as of October 7, 2004, among Graham Packaging Company, L.P. and GPC Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and The Bank of New York, as Trustee, relating to the Senior Subordinated Notes Due 2014 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated by reference to Exhibit 4.2 to Graham Packaging Holdings Company's Current Report on Form 8-K (No. 333-53603-03) filed October 14, 2004)

4.4.9.
Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.10.
Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.13 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.11.**
Supplemental Indenture, dated as of July 27, 2011, among Graham Packaging Company, L.P., GPC Capital Corp. I, Graham Packaging Holdings Company, the guarantors listed thereto and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014

4.4.12.
Indenture, dated as of November 24, 2009, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2017 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Holdings Company's Current Report on Form 8-K (No. 333-53603-03) filed November 24, 2009)

4.4.13.
Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.12 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.14.
Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.14 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.15.
Indenture, dated as of September 23, 2010, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2018 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Company Inc.'s Current Report on Form 8-K (No. 001-34621) filed September 29, 2010)

4.4.16.††
Twenty-Second Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.a.r.l, and The Bank of New York Mellon as trustee

4.4.17.††
Twenty-First Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.18.††
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.19.††
Nineteenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.20.††
Nineteenth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.21.††
Tenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.22.††
Eleventh Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.23.††
Ninth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.24.††
Fourth Senior Secured Notes Supplemental Indenture dated as of September 28, 2012, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.25.†
Twenty-Fourth Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.26.†
Twenty-Third Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.27.†
Twenty-Third Senior Notes Supplemental Indenture dated as of October 15, 2010, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.28.†
Twenty-First Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.29.†
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.30.†
Twelfth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.31.††
Thirteenth Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.32.†
Eleventh Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.33.†
Sixth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A, The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.34.††
Twenty-Third Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.35.††
Twenty-Second Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”), The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.36.††
Twenty-Second Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.37.††
Twentieth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.38.††
Twentieth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., the affiliates of the Issuers party thereto and The Bank of New York Mellon, as trustee

4.4.39.††
Eleventh Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London Limited), as additional collateral agent

4.4.40.††
Twelfth Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.41.††
Tenth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of November 15, 2013 among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.42.††
Fifth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.43.†
Twenty-First Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and the Bank of New York Mellon, as trustee

4.4.44.†
Twentieth Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.45.†
Twentieth Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.46.†
Eighteenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.47.†
Eighteenth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.48.†
Ninth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.49.†
Tenth Senior Notes Supplemental Indenture dated as of August 9, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.50.†
Eighth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.51.†
Third Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited as additional collateral agent

4.5.**
Reaffirmation Agreement, dated as of May 4, 2010 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee, principal agent, transfer agent and collateral agent, The Bank of New York Mellon, London Branch, as paying agent and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.1.**
Supplement, dated August 27, 2010, to the Reaffirmation Agreement dated as of May 4, 2010 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as Trustee under the 2009 Notes Indenture, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and collateral agent, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.2.**
Reaffirmation Agreement, dated as of November 16, 2010 among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Acquisition Corporation , Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.3.**
Supplement, dated January 14, 2011, to the Reaffirmation Agreement dated as of November 16, 2010 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as Trustee under the October 2010 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.4.**
Reaffirmation Agreement, dated as of February 1, 2011, among Reynolds Group Holdings Limited, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.5.**
Reaffirmation Agreement, dated as of February 9, 2011, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., Closure Systems International B.V., Pactiv Corporation (now known as Pactiv LLC), SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.6.**
Reaffirmation Agreement, dated March 2, 2011, among the Brazilian and German Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.7.**
Reaffirmation Agreement, dated March 2, 2011, among the Swiss Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.8.**
Reaffirmation Agreement, dated as of June 7, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

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

4.6.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.7.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - Germany)
4.8.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.9.	[Reserved]
4.10.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Hong Kong)
4.11.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.12.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Japan)
4.13.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.14.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.15.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Thailand - SIG)
4.16.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - CSI & RCP)
4.17.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.18.**	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.19.**	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States - CSI & RCP)
4.20.**	Indemnification Agreement, dated October 18, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Netherlands)
4.21.**	Letter of Indemnification, dated November 24, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
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

4.25.**	Letter of Indemnification, dated February 15, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.26.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI Japan)
4.27.**	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Netherlands)
4.28.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - CSI & RCP)
4.29.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - United States)
4.30.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP Germany)
4.31.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Evergreen)

4.32.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Holding AG & Co KGaA)
4.33.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - Evergreen)
4.34.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Hong Kong)
4.35.**	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Netherlands)
4.36.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.37.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI Hong Kong)
4.38.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.39.	[Reserved]
4.40.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.41.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.42.**	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.43.**	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.44.**	Indemnification Agreement, dated June 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (SIG - Netherlands)
4.45.**	Letter of Indemnification, dated August 20, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG))
4.46.**	Indemnification Agreement, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.47.**	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (BP III - Luxembourg)
4.48.**	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom)
4.49.**	Agreement of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States)
4.50.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.51.**
Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - Closures, Reynolds Consumer Products and Reynolds Foodservice)

4.52.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.53.**	Indemnification Agreement, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.54.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
4.55.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.56.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures - Hong Kong)
4.57.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Hong Kong)
4.58.	[Reserved]
4.59.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.60.**	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
4.61.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.62.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Thailand - SIG)
4.63.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.64.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.65.**	Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Evergreen)

4.66.**	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.67.**
Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Closures, Reynolds Consumer Products and Reynolds Foodservice)

4.68.	[Reserved]
4.69.	[Reserved]
4.70.**	Indemnity to Gail D. Lilley from Pactiv Canada Inc., dated November 16, 2010
4.71.**	Agreement of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United States)
4.72.**	Deed Poll of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United Kingdom)
4.73.**	Letter of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - Germany)
4.74.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.75.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.76.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.77.	[Reserved]
4.78.**	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures and Evergreen - Hong Kong)
4.79.**	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.80.**	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
4.81.**	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.82.**	Indemnification Agreement, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.83.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
4.84.**	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
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

4.93.**	Indemnification Letter Agreement, dated as of April 25, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Carter Holt Harvey Limited
4.94.**	Indemnification Letter Agreement, dated as of September 1, 2010, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.
4.95.*	Transition Services Letter Agreement, dated as of November 5, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.
4.96.*	Information Sharing Agreement, dated as of April 7, 2010, between Carter Holt Harvey Limited, Carter Holt Harvey Pulp & Paper Limited, Evergreen Packaging Inc. and Blue Ridge Paper Products Inc.
4.97.*	CHH Super Deed of Participation, dated as of May 3, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.98.*	Carter Holt Harvey Limited Deed of Participation, dated as of May 3, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.99.*	Transition Services Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.100.*	IT Services Letter, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited

4.101.*	Carton Board Supply Agreement (New Zealand), dated as of May 4, 2010 between Whakatane Mill Limited and Carter Holt Harvey Limited
4.102.*	Carton Board Supply Agreement (Australia), dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.103.*	Pulpwood Fiber Procurement Agency Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
4.104.*	Pulp Supply Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
4.105.*	NCC Fiber Supply Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.106.*	Waste Disposal Agreement, dated as of May 4, 2010 between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
4.107.*	Logistics Services Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.108.*	Trademark Assignment Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.109.*	Electricity Hedges Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.110.*	Evergreen Transition Services Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and Carter Holt Harvey Limited
4.111.*	Loan Agreement, between Rank Group Limited as borrower and Rank Group Holdings Limited (now known as Reynolds Group Holdings Limited), dated February 15, 2008
4.112.**	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.113.**	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.114.	[Reserved]
4.115.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)
4.116.**	Letter of Indemnification, dated July 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)
4.117.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan)
4.118.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.119.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.120.**	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
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
4.135.†
Deed Poll of Indemnification, dated October 22, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Factoring (Luxembourg) S.a.r.l.)

4.136.
Purchase and Sale Agreement, dated as of November 7, 2012, among Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à.r.l., Beverage Packaging Factoring (Luxembourg) S.à.r.l. and the Sellers indentified on Annex I thereto (incorporated by reference to Exhibit 1 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.137.
Receivables Loan and Security Agreement, dated as of November 7, 2012, among Beverage Packaging Factoring (Luxembourg) S.à.r.l., Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à.r.l., Nieuw Amsterdam Receivables Corporation, as Conduit Lender, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Facility Agent for the Nieuw Amsterdam Lender Group and as a Committed Lender, the other Conduit Lenders, Committed Lenders and Facility Agents from time to time party thereto and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent (incorporated by reference to Exhibit 2 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.137.1.
Amendment to Receivables Loan and Security Agreement, dated as of May 29, 2013, among Beverage Packaging Factoring (Luxembourg) S.à r.l., Nieuw Amsterdam Receivables Corporation, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as facility agent for the Nieuw Amsterdam Lender Group and as a Committed Lender, TD Bank, N.A., as committed lender and facility agent for the TD Lender Group, Wells Fargo Bank, N.A. as committed lender and facility agent for the Wells Fargo Lender Group, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as administrative agent (incorporated by reference to Exhibit 1 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed May 31, 2013)

4.137.2.†
Second Amendment to Receivables Loan and Security Agreement, dated as of September 11, 2013, among Beverage Packaging Factoring (Luxembourg) S.à r.l., Nieuw Amsterdam Receivables Corporation, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as facility agent for the Nieuw Amsterdam Lender Group and as a Committed Lender, TD Bank, N.A., as committed lender and facility agent for the TD Lender Group, Wells Fargo Bank, N.A. as committed lender and facility agent for the Wells Fargo Lender Group, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch, as administrative agent

4.138.
Performance Undertaking Agreement, dated as of November 7, 2012, made by Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à.r.l. and the other Performance Guarantors identified on Annex I thereto in favor of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent (incorporated by reference to Exhibit 3 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.139.
Performance Undertaking Agreement, dated as of November 7, 2012, made by Reynolds Group Holdings Limited in favor of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent (incorporated by reference to Exhibit 4 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.140.********
Deed Poll of Indemnification dated December 18, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) V S.A.)

4.141.†	Letter of Indemnification dated July 10, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria – SIG)
4.142.†
Agreement of Indemnification dated May 20, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States – Beverage Packaging Holdings II Issuer Inc.)

4.143.†
Deed Poll of Indemnification dated May 20, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg – Beverage Packaging Holdings (Luxembourg) VI S.à r.l.)

4.144.†
Agreement of Indemnification dated April 4, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States – Spirit Foodservice Products, Inc., Spirit Foodservice, Inc. and Master Containers, Inc.)

7.1.†	Computation of Ratio of Earnings to Fixed Charges
8.1.********	List of Subsidiaries
12.1†	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2†	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4 (No. 333-177693) filed on November 3, 2011.

**	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on February 9, 2012.

***	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on April 6, 2012.

****	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 11, 2012.

*****	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 30, 2012.

******	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on June 21, 2012.

*******	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-182332) filed on July 10, 2012.

********	Incorporated by reference to corresponding exhibit to Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-185285) filed on December 21, 2012.

†	Filed herein.
††    To be filed by amendment.

GLOSSARY OF SELECTED TERMS

Unless otherwise indicated or the context otherwise requires, in this annual report:

•
"2007 Notes” refers, prior to the redemptions, to (i) the 8.0% senior notes due 2016, or the “2007 Senior Notes,” and (ii) the 9.5% senior subordinated notes due 2017, or the “2007 Senior Subordinated Notes.”

•
"2007 Intercreditor Agreement" refers to the intercreditor agreement entered into in connection with the 2007 Notes, described in the section "Item 10. Additional Information - Material Contracts - 2007 Intercreditor Agreement."

•	“2009 Senior Secured Notes” refers, prior to the redemption, to the 7.750% senior secured notes due 2016.

•
“2013 Intercreditor Agreement” refers to the intercreditor agreement entered into in connection with the 2013 Notes, described in the section “Item 10. Additional Information - Material Contracts - 2013 Intercreditor Agreement.”

•	"2013 Notes” refers to (i) the 5.625% senior notes due 2016, or the “2013 Senior Notes,” and (ii) the 6.000% senior subordinated notes due 2017, or the “2013 Senior Subordinated Notes.”

•	“2013 Notes Issuers” refers to BP II and BP II Issuer.

•	“August 2011 Notes” refers to (i) the 9.875% senior notes due 2019, or the “August 2011 Senior Notes,” and (ii) the 7.875% senior secured notes due 2019, or the “August 2011 Senior Secured Notes.”

•	“BP I” refers to Beverage Packaging Holdings (Luxembourg) I S.A., a direct subsidiary of RGHL. BP I guarantees the Reynolds Notes, the 2013 Notes and the Senior Secured Credit Facilities.

•
“BP II” refers to Beverage Packaging Holdings (Luxembourg) II S.A., a sister company of BP I and a direct subsidiary of RGHL. BP II is the co-issuer of the 2013 Notes and issued the 2007 Notes, and guarantees the Reynolds Notes and the Senior Secured Credit Facilities.

•
“BP II Issuer” refers to Beverage Packaging Holdings II Issuer Inc., a direct subsidiary of BP I and an indirect wholly-owned subsidiary of RGHL. BP II Issuer is the co-issuer of the 2013 Notes and guarantees the Reynolds Notes and the Senior Secured Credit Facilities.

•
“BP III” refers to Beverage Packaging Holdings (Luxembourg) III S.à r.l., a direct subsidiary of BP I and an indirect wholly-owned subsidiary of RGHL. BP III guarantees the Reynolds Notes, the 2013 Notes and the Senior Secured Credit Facilities.

•	“CHH” refers to Carter Holt Harvey Limited, a New Zealand company and an indirect wholly-owned subsidiary of Rank Group.

•
“February 2011 Notes” refers to (i) the 8.250% senior notes due 2021, or the “February 2011 Senior Notes,” and (ii) the 6.875% senior secured notes due 2021, or the “February 2011 Senior Secured Notes.”

•	“February 2012 Senior Notes” refers to the 9.875% senior notes due 2019.

•	“First Lien Intercreditor Agreement” refers to the intercreditor agreement described in the section “Item 10. Additional Information - Material Contracts - First Lien Intercreditor Agreement.”

•	“Lux Issuer” refers to Reynolds Group Issuer (Luxembourg) S.A., an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes.

•	“May 2010 Senior Notes” refers to the 8.500% senior notes due 2018.

•	“October 2010 Notes” refers to (i) the 9.000% senior notes due 2019, or the “October 2010 Senior Notes,” and (ii) the 7.125% senior secured notes due 2019, or the “October 2010 Senior Secured Notes.”

•
“Original Senior Secured Credit Facilities” refers to the senior secured credit facilities governed by the credit agreement entered into on November 5, 2009, as amended from time to time. The Original Senior Secured Credit Facilities were repaid in full in February 2011 with proceeds from term loans under the then existing senior secured credit facilities and part of the proceeds from the offering of the February 2011 Notes.

•
“Pactiv Notes” refers to (i) the 8.125% Debentures due June 15, 2017, or the “Pactiv 2017 Debentures,” (ii) the 6.400% Notes due January 15, 2018, or the “Pactiv 2018 Notes,” (iii) the 7.950% Debentures due December 15, 2025 and (iv) the 8.375% Senior Notes due April 15, 2027, or the “Pactiv 2027 Notes.” Each series of Pactiv Notes was issued by Pactiv LLC (formerly Pactiv Corporation).

•	“Reynolds Notes” refers to the Reynolds Senior Secured Notes and the Reynolds Senior Notes.

•	“Reynolds Notes Issuers” refers to the US Issuer, the US Co-Issuer and the Lux Issuer. The Reynolds Notes Issuers are each wholly-owned indirect subsidiaries of RGHL.

•	“Reynolds Senior Notes” refers to the outstanding May 2010 Senior Notes, October 2010 Senior Notes, February 2011 Senior Notes, August 2011 Senior Notes and February 2012 Senior Notes.

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

•	“September 2012 Senior Secured Notes” refers to the 5.750% senior secured notes due 2020.

•	“Rank Group” refers to Rank Group Limited, a private company based in New Zealand and wholly-owned by Graeme Hart, our strategic owner.

•	“RGHL” refers to Reynolds Group Holdings Limited. RGHL guarantees the Reynolds Notes, the 2013 Notes and the Senior Secured Credit Facilities.

•	“RGHL Group” refers to RGHL and its consolidated subsidiaries.

•
“Senior Secured Credit Facilities” refers to the $2,213 million senior secured U.S. term loans, the €297 million senior secured European term loans, the $120 million senior secured revolving credit facility and the €54 million senior secured revolving credit facility.

•	“US Co-Issuer” refers to Reynolds Group Issuer LLC, an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes.

•	“US Issuer” refers to Reynolds Group Issuer Inc., an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes.

Reynolds Group Holdings Limited

Consolidated financial statements for the year ended
December 31, 2013

Reynolds Group Holdings Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Reynolds Group Holdings Limited and its subsidiaries (the "Company") at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2.6 and note 19 to the consolidated financial statements, the Company changed the manner in which it accounts for post-employment benefits in 2013.

PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 26, 2014

Reynolds Group Holdings Limited
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2013	2012(1)	2011(1)
Revenue		13,973	13,830	11,819
Cost of sales	*	(11,321)	(11,210)	(9,731)
Gross profit		2,652	2,620	2,088
Other income	6	55	126	57
Selling, marketing and distribution expenses	*	(343)	(348)	(347)
General and administration expenses	*	(930)	(961)	(730)
Other expenses	7	(180)	(232)	(268)
Share of profit of associates and joint ventures, net of income tax	16	26	27	17
Profit from operating activities		1,280	1,232	817
Financial income	10	167	286	22
Financial expenses	10	(1,411)	(1,690)	(1,420)
Net financial expenses		(1,244)	(1,404)	(1,398)
Profit (loss) before income tax		36	(172)	(581)
Income tax (expense) benefit	11	(104)	74	95
Profit (loss) for the year		(68)	(98)	(486)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(82)	12	(27)
Transfers from foreign currency translation reserve into profit (loss)		(33)	—	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	19	611	(71)	(331)
Total other comprehensive income (loss), net of income tax		496	(59)	(358)
Total comprehensive income (loss)		428	(157)	(844)
Profit (loss) attributable to:
Equity holder of the Group		(70)	(99)	(488)
Non-controlling interests		2	1	2
		(68)	(98)	(486)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		426	(158)	(845)
Non-controlling interests		2	1	1
		428	(157)	(844)

(1)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

*	For information on expenses by nature, refer to notes 8, 9, 13, 14, 15, 19, 20 and 26.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of financial position

		As of December 31,		As of January 1,
(In $ million)	Note	2013	2012(1)	2012(1)
Assets
Cash and cash equivalents		1,490	1,556	597
Trade and other receivables	12	1,508	1,443	1,509
Inventories	13	1,647	1,612	1,764
Current tax assets	11	14	46	39
Assets held for sale		36	21	70
Derivatives	22	12	5	1
Other assets		73	79	65
Total current assets		4,780	4,762	4,045
Related party and other non-current receivables	12	361	354	326
Investments in associates and joint ventures	16	149	141	119
Deferred tax assets	11	49	42	29
Property, plant and equipment	14	4,353	4,363	4,546
Intangible assets	15	12,055	12,274	12,545
Derivatives	22	437	374	122
Other assets		199	171	115
Total non-current assets		17,603	17,719	17,802
Total assets		22,383	22,481	21,847
Liabilities
Bank overdrafts		4	2	3
Trade and other payables	17	1,799	1,808	1,760
Liabilities directly associated with assets held for sale		38	—	30
Borrowings	18	471	524	521
Current tax liabilities	11	141	149	165
Derivatives	22	14	13	16
Employee benefits	19	243	270	228
Provisions	20	83	91	98
Total current liabilities		2,793	2,857	2,821
Non-current payables	17	41	53	38
Borrowings	18	17,466	17,378	16,625
Deferred tax liabilities	11	1,474	1,154	1,386
Derivatives	22	1	—	—
Employee benefits	19	743	1,575	1,338
Provisions	20	96	120	134
Total non-current liabilities		19,821	20,280	19,521
Total liabilities		22,614	23,137	22,342
Net liabilities		(231)	(656)	(495)
Equity
Share capital	21	1,695	1,695	1,695
Reserves		(1,004)	(1,500)	(1,448)
Accumulated losses		(942)	(872)	(764)
Equity (deficit) attributable to equity holder of the Group		(251)	(677)	(517)
Non-controlling interests		20	21	22
Total equity (deficit)		(231)	(656)	(495)

(1)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2011)(2)		1,695	368	(1,459)	(276)	328	23	351
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(488)	(488)	2	(486)
Remeasurement of defined benefit plans, net of income tax	19	—	—	(331)	—	(331)	—	(331)
Foreign currency exchange translation reserve		—	(26)	—	—	(26)	(1)	(27)
Total comprehensive income (loss) for the year(2)		—	(26)	(331)	(488)	(845)	1	(844)
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance as of December 31, 2011(2)		1,695	342	(1,790)	(764)	(517)	22	(495)
Balance at the beginning of the year (January 1, 2012)		1,695	342	(1,790)	(764)	(517)	22	(495)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(99)	(99)	1	(98)
Remeasurement of defined benefit plans, net of income tax	19	—	—	(71)	—	(71)	—	(71)
Reclassification upon sale of business		—	—	7	(7)	—	—	—
Foreign currency exchange translation reserve		—	12	—	—	12	—	12
Total comprehensive income (loss) for the year(2)		—	12	(64)	(106)	(158)	1	(157)
Purchase of non-controlling interest		—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2012(2)		1,695	354	(1,854)	(872)	(677)	21	(656)
Balance at the beginning of the year (January 1, 2013)		1,695	354	(1,854)	(872)	(677)	21	(656)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(70)	(70)	2	(68)
Remeasurement of defined benefit plans, net of income tax	19	—	—	611	—	611	—	611
Foreign currency exchange translation reserve(3)		—	(115)	—	—	(115)	—	(115)
Total comprehensive income (loss) for the year		—	(115)	611	(70)	426	2	428
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2013		1,695	239	(1,243)	(942)	(251)	20	(231)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

(3)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of foreign currency translation losses, which had been accumulated in equity, were recognized in profit (loss).

The consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2013	2012(1)(2)	2011(1)(2)
Cash flows from operating activities
Profit (loss)		(68)	(98)	(486)
Adjustments for:
Depreciation and amortization		1,020	1,134	972
Impairment charges		59	52	12
Foreign currency adjustments		46	8	7
Change in fair value of derivatives		(6)	(7)	26
(Gain) loss on sale or disposal of businesses and non-current assets		(15)	(84)	(4)
Share of profit of associates and joint ventures, net of income tax	16	(26)	(27)	(17)
Net financial expenses		1,244	1,404	1,398
Premium on extinguishment of loans and borrowings		(18)	(101)	—
Interest paid		(1,339)	(1,427)	(1,003)
Income tax expense (benefit)		104	(74)	(95)
Income taxes paid, net of refunds received		(133)	(133)	(88)
Change in trade and other receivables		(75)	69	(56)
Change in inventories		(56)	157	(171)
Change in trade and other payables		(33)	(19)	(6)
Change in provisions and employee benefits		77	91	(46)
Change in other assets and liabilities		4	(27)	—
Net cash from operating activities		785	918	443
Cash flows used in investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties		(724)	(650)	(520)
Proceeds from sale of property, plant and equipment, investment properties and other assets		20	32	71
Proceeds from insurance claims		14	6	—
Acquisition of businesses and investments in joint ventures, net of cash acquired	25	(107)	(33)	(2,048)
Disposal of businesses, net of cash disposed		—	95	—
Pre-acquisition advance to Graham Packaging		—	—	(20)
Other		33	11	15
Net cash used in investing activities		(764)	(539)	(2,502)
Cash flows from financing activities
Drawdown of loans and borrowings		3,966	7,689	9,171
Repayment of loans and borrowings		(4,039)	(7,004)	(6,652)
Payment of liabilities arising from acquisition of Graham Packaging*		—	—	(252)
Related party borrowings (repayments)		—	(23)	25
Payment of debt transaction costs		(25)	(105)	(279)
Other		(3)	(2)	(7)
Net cash from (used in) financing activities		(101)	555	2,006
Net increase (decrease) in cash and cash equivalents		(80)	934	(53)
Cash and cash equivalents at the beginning of the year		1,554	594	652
Effect of exchange rate fluctuations on cash and cash equivalents		12	26	(5)
Cash and cash equivalents as of December 31		1,486	1,554	594
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,490	1,556	597
Bank overdrafts		(4)	(2)	(3)
Cash and cash equivalents as of December 31		1,486	1,554	594

(1)	The information presented has been revised to reflect the change to the indirect method presentation. Refer to note 2.6 for additional information.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

(2)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

*	Includes amounts paid under a pre-acquisition income tax receivable agreement with certain pre-IPO shareholders that required payment as a result of the acquisition.

Significant non-cash financing and investing activities

During the year ended December 31, 2013, related party interest income of $18 million (2012: $17 million; 2011: $16 million) was capitalized as part of the non-current related party receivable balance. Refer to note 23 for additional information.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

Acquisitions and disposals of businesses

	For the year ended December 31,
	2013		2012		2011
(In $ million)	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(101)	—	(30)	—	(2,192)	—
Net cash (bank overdraft) acquired (disposed of)	—	—	—	—	144	—
Consideration received, satisfied in notes receivable	—	—	—	—	—	—
Consideration subject to post-closing adjustments	—	—	—	—	—	—
	(101)	—	(30)	—	(2,048)	—
Cash and cash equivalents, net of bank overdrafts	—	—	—	—	(144)	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	—	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	—	—	—
Net assets (acquired) disposed of	(101)	—	(30)	—	(2,192)	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	—	—	—	—	(144)	—
Trade and other receivables	(20)	—	(4)	—	(361)	—
Inventories	(22)	—	(2)	—	(350)	—
Current tax assets	—	—	—	—	(4)	—
Assets held for sale	—	—	—	—	(10)	—
Derivative assets	—	—	—	—	(9)	—
Investment in associates and joint ventures	—	—	—	—	(1)	—
Deferred tax assets	—	—	—	—	(6)	—
Property, plant and equipment	(37)	—	(6)	—	(1,526)	—
Intangible assets (excluding goodwill)	(23)	—	(21)	—	(2,463)	—
Goodwill	(36)	—	(1)	—	(1,754)	—
Other current and non-current assets	(1)	—	—	—	(36)	—
Trade and other payables	10	—	4	—	720	—
Current tax liabilities	—	—	—	—	39	—
Borrowings	21	—	—	—	2,851	—
Deferred tax liabilities	6	—	—	—	629	—
Provisions and employee benefits	1	—	—	—	233	—
Net assets (acquired) disposed of	(101)	—	(30)	—	(2,192)	—
Refer to note 25 for further details of acquisitions.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The consolidated financial statements of Reynolds Group Holdings Limited as of and for the year ended December 31, 2013 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as "the Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC Interpretations as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 26, 2014 in Chicago, Illinois (February 27, 2014 in Auckland, New Zealand).

2.2    Going concern

The consolidated financial statements have been prepared using the going concern assumption.

The consolidated statement of financial position as of December 31, 2013 presents negative equity of $231 million compared to negative equity of $656 million as of December 31, 2012. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Refer to note 3.1(c). The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

2.3    Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2013. Information for the comparative years is for the twelve month periods ended December 31, 2012 and December 31, 2011.

2.4    Presentation currency

These consolidated financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of the consolidated financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is described in note 4.

2.6    Comparative information

During the year ended December 31, 2013, the Group changed the presentation of the consolidated statement of cash flows from the direct method to the indirect method. Accordingly, the presentation of the consolidated statement of cash flows for the years ended December 31, 2012 and December 31, 2011 has been reclassified to conform to the 2013 presentation. This change had no financial impact.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Effective January 1, 2013, the Group adopted the revisions to IAS 19, "Employee Benefits" ("IAS 19R") on a retrospective basis in accordance with the provisions set out in the standard. All comparative information included in this report has been presented as if IAS 19R had been applied from the date the plans were acquired. In accordance with IAS 1, because the Group has applied the revised standard on a retrospective basis, the Group has included the January 1, 2012 consolidated statement of financial position together with the consolidated statements of financial position as of December 31, 2012 and December 31, 2013. Refer to note 19 for additional information regarding the adoption of IAS 19R.

During the year ended December 31, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. Since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration expense. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the year ended December 31, 2012. There was no impact on Adjusted EBITDA or the consolidated statement of cash flows. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of December 31, 2012. The adjustments did not have a material impact on any current or previously reported consolidated financial statements.

During the year ended December 31, 2012, the Group made adjustments to correct certain deferred tax balances for two errors identified during the year. The first adjustment was to increase income tax benefit and net profit by $3 million for an error in the recognition of unrecognized deferred tax assets for certain Luxembourg entities and was recorded in the second quarter of 2012. The second adjustment was to increase income tax benefit and net profit by $11 million for errors in tax basis depreciation and application of appropriate tax rates and was recorded in the fourth quarter of 2012. These adjustments had no impact on EBITDA, Adjusted EBITDA or the consolidated statement of cash flows for the year ended December 31, 2012. The adjustments did not have a material impact on any current or previously reported interim or annual consolidated financial statements.

During the year ended December 31, 2012, the Group identified errors in the first quarter, second quarter and third quarter valuations of embedded derivatives that were corrected in the fourth quarter of 2012. The errors and correction resulted in the (understatement) overstatement of first quarter, second quarter, third quarter and fourth quarter net financial expenses in 2012 by $3 million, $11 million, ($27 million) and $13 million, respectively. The adjustments had no impact on full year 2012 net financial expenses. These adjustments also had no impact on EBITDA, Adjusted EBITDA or the consolidated statement of cash flows for any quarter in 2012 and did not have a material impact on any previously reported interim consolidated financial statements in 2012.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements by all Group entities.

3.1    Basis of consolidation

(a)    Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control is achieved when the parent of the Group: has the power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns from the investee. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there have been changes to one or more of these three elements of control. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control commences until the date that control ceases.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

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

Refer to note 25 for disclosure of acquisitions in the current and comparative years.

(b)    Joint ventures and associates

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies, generally accompanied by a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for using the equity method of accounting.

(c)    Transactions between entities under common control

Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.

Acquisitions of businesses under common control are accounted for as follows:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•
premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the share capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve; and

•
the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e., from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

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

3.2    Foreign currency

(a)    Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is New Zealand dollars ("NZ$").

(b)    Foreign currency transactions

Foreign currency transactions are converted into the functional currency of the entity using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date.

Foreign currency transactional gains or losses are recognized in the statement of comprehensive income as a component of profit or loss, unless the underlying transaction is recognized directly in equity.

(c)    Foreign currency translations

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

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as part of the gain or loss on the sale.

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,		As of December 31,
	2013	2012	2013	2012
1 €	1.37	1.29	1.38	1.32
10 MXN	0.77	0.76	0.77	0.77
1 NZ$	0.82	0.81	0.82	0.82
1 CA$	0.94	1.00	0.94	1.01

3.3    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, receivables, trade and other payables and interest bearing borrowings.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

Non-derivative financial instruments are recognized initially at fair value, plus any directly attributable transaction costs for instruments not at fair value through the profit or loss. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

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

(a)    Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included in borrowings and are classified as current liabilities in the statement of financial position except if repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, bank overdrafts are included as a component of cash and cash equivalents.

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

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are stated at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are stated at amortized cost. Any difference between the amortized cost and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings, using the effective interest method.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

3.6    Property, plant and equipment

(a)    Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

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

Property, plant and equipment acquired in a business combination is recorded at fair value, which is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of property, plant and equipment is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)    Subsequent costs

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

(d)    Depreciation

Land is not depreciated. Depreciation on other assets is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings 20 to 50 years

•	Plant and equipment 3 to 25 years

•	Furniture and fixtures 3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds at the time of disposal with the net carrying amount of the asset.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

Payments made under operating leases are recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the terms of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the period in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.

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

3.8    Intangible assets

(a)    Goodwill

Goodwill arises on the acquisition of subsidiaries and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest in the acquiree over the fair value of the identifiable net assets recognized. Goodwill is allocated to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

Goodwill is not amortized. Goodwill is measured at cost less accumulated impairment losses and is tested at least annually for impairment. Goodwill is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

With respect to investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses. Trademarks acquired in a business combination are initially measured at fair value based on the discounted estimated royalty payments that have been avoided as a result of owning the trademark.  Certain acquired trademarks are considered indefinite life intangible assets as they represent the value accumulated in the brand which is expected to continue indefinitely into the future and are recognized at cost less accumulated impairment losses.

(c)    Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.  Customer relationships acquired in a business combination are initially recognized at fair value based on the discounted cash flows expected to be derived from the relationship.  Customer relationships are amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses. Other development expenditure that does not qualify for capitalization is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at cost less impairment losses.

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

(a)    Impairment of loans and receivables

The Group's loans and receivables that are carried at amortized cost are assessed for impairment using the present value of estimated future cash flows. Long duration receivables are discounted using their original effective interest rate, while short duration receivables are not discounted.

Impairment is assessed on all instruments that are considered individually significant, based on that specific instrument's exposure. For trade receivables that are not individually significant, impairment is assessed on a portfolio basis, utilizing historical loss experiences on similarly aged portfolios.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro-rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell for goodwill and certain trademarks, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple ("earnings multiple"). The fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value at the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Other indefinite life intangible assets consist primarily of permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the appropriate CGU level.

With respect to assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's revised carrying amount will not exceed the net carrying amount that would have been determined if no impairment loss had been recognized.

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
The Group's net obligation with respect to defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior years. These benefits are then discounted to determine the present value of the Group's obligations. The discount rate used is the yield on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The Group's net obligation is then determined with reference to the fair value of the plan assets (if any). The calculations are performed by qualified actuaries using the projected unit credit method.
Remeasurements of the net defined liability, which include actuarial gains and losses and the return on plan assets (excluding calculated interest) are recognized in the period of remeasurement in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the beginning net defined liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other plan expenses are recognized in profit or loss.
Past service costs are recognized as an expense in profit or loss at the earlier of the plan amendment or curtailment, or when the related restructuring or termination benefits are recognized.

The Group also participates in a limited number of multi-employer pension plans. To the extent that sufficient information is not available to use defined benefit plan accounting, the Group accounts for the multi-employer plan as if it were a defined contribution plan.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

(c)    Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Past service costs are recognized in the statement of comprehensive income as a component of the profit or loss in the current year.

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

3.12    Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized in financial expenses in the statement of comprehensive income as a component of the profit or loss.

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2013, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2013, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

3.14    Equity

(a)    Share capital

Ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

(b)    Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group's presentation currency.

(c)    Other reserves

The other reserves comprise balances resulting from transactions with entities under common control and remeasurement gains and losses arising on defined benefit plans.

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

3.15    Revenue

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

3.16    Financial income and expenses

Financial income is comprised of interest income, foreign currency gains and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses are comprised of interest expense, foreign currency losses, losses on early extinguishment of debt, borrowing costs not qualifying for capitalization and losses on derivative instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss.

3.17    Income tax

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

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized when the Group considers it more likely that not that the deferred tax asset will be recoverable. In determining if a deferred tax asset is recoverable, the Group considers the adequacy of future taxable income, including the reversal of taxable temporary differences, forecasted earnings, and available tax planning strategies. The recoverability of deferred tax assets is reviewed at each reporting date.

Deferred income tax assets and liabilities of the same taxing jurisdiction are netted in the consolidated statement of financial position only to the extent that there is a legally enforceable right to offset current tax assets and current tax liabilities, the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxing authority and are expected to be settled on a net basis or realized simultaneously.

For subsidiaries in which the earnings are not considered to be permanently reinvested, the additional tax consequences of future dividend distributions are provided for in the consolidated statement of financial position.

3.18    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

3.19    New and revised standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2013

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards was effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted. The Group has concluded that these standards have no impact on its consolidated financial statements.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits.” Revised IAS 19 was effective January 1, 2013. Refer to note 2.6 and note 19 for additional information.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles. The Group has adopted this amendment.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities". The amendments require additional disclosures about right of offset and related arrangements. The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013. This amendment requires retrospective application for the comparative period. The adoption of this amendment did not have a material impact on the Group's consolidated financial statements for the year ended December 31, 2013.

On November 21, 2013, the IASB issued an amendment to IAS 19 "Employee Benefit Plans". The amendment applies to contributions from employees or third parties to defined benefit plans and was issued to simplify the accounting for contributions that are independent of the number of years of employee service. This amendment is effective for annual periods ending on or after July 1, 2014 with early application permitted. The adoption of this amendment did not have a material impact on the Group's consolidated financial statements for the year ended December 31, 2013.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements:

On May 20, 2013, the IASB issued IFRIC 21 "Levies" which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. When the obligating event occurs over a period of time, the liability is recognized progressively. IFRIC 21 is effective for fiscal years beginning on or after January 1, 2014. The adoption of this amendment will not have any impact on the Group's consolidated financial statements.
On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements. The requirements of the amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014 and requires retrospective application for the comparative period. The adoption of this amendment will not have any impact on the Group's consolidated financial statements.

IFRS 9 "Financial Instruments - Classification and Measurement" is the replacement of IAS 39 "Financial Instruments: Recognition and Measurement". IFRS 9 introduces new requirements for classifying and measuring financial assets. The IASB has deferred the effective application date of IFRS 9, and has not announced details of the revised effective date.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

(b)    Other assets

Other assets, including property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A change in the Group's intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2    Income taxes

Determining the Group's worldwide income tax provision and income tax liability requires significant judgment and the use of accounting estimates and assumptions, some of which are highly uncertain. Each taxing jurisdiction's laws are complex and subject to differing interpretations by the taxpayer and the respective taxing authorities. Significant judgment is required in evaluating the Group's tax positions, including evaluating uncertainties. To the extent actual results differ from these estimates in future periods and depending on the tax strategies that the Group may implement, the Group's financial position may be directly affected.

4.3    Realization of deferred tax assets

Deferred tax assets represent deductions available to reduce taxable income in future years. The Group evaluates the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The sources of future taxable income rely heavily on the use of estimates. The Group recognizes deferred tax assets when the Group considers it more likely than not that the deferred tax asset will be recoverable.

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

4.5    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding discount rates, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

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

5.    Segment reporting

The Group’s reportable business segments are as follows:

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Business segment reporting

	For the year ended December 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	2,228	1,553	1,174	2,572	3,422	3,024	—	13,973
Total inter-segment revenue	—	113	17	133	508	—	(771)	—
Total segment revenue	2,228	1,666	1,191	2,705	3,930	3,024	(771)	13,973
Gross profit	571	213	190	720	619	339	—	2,652
Expenses and other income	(255)	(84)	(130)	(245)	(281)	(266)	(137)	(1,398)
Share of profit of associates and joint ventures	25	1	—	—	—	—	—	26
Earnings before interest and tax (“EBIT”)	341	130	60	475	338	73	(137)	1,280
Financial income								167
Financial expenses								(1,411)
Profit (loss) before income tax								36
Income tax (expense) benefit								(104)
Profit (loss) after income tax								(68)

Earnings before interest and tax (“EBIT”)	341	130	60	475	338	73	(137)	1,280
Depreciation and amortization	167	57	77	114	228	375	2	1,020
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	508	187	137	589	566	448	(135)	2,300

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	508	187	137	589	566	448	(135)	2,300
Included in EBITDA:
Asset impairment charges	—	—	11	1	9	21	—	42
Business acquisition and integration costs	—	—	—	—	—	36	—	36
Business interruption costs	—	—	(1)	—	—	—	—	(1)
Equity method profit, net of cash distributed	2	—	—	—	—	—	—	2
Gain on sale of businesses and properties	(2)	—	—	—	(1)	—	—	(3)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	(10)	—	—	(10)
Impact of purchase price accounting on inventories	—	—	—	1	1	—	—	2
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	3	—	—	3
Multi-employer pension plan withdrawal	—	61	—	—	5	—	—	66
Non-cash changes in inventory and provisions	(2)	—	—	—	—	—	(3)	(5)
Non-cash pension expense	—	—	—	—	—	—	57	57
Operational process engineering-related consultancy costs	9	—	—	—	—	5	—	14
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Related party management fee	—	—	—	—	—	—	38	38
Restructuring costs, net of reversals	12	—	17	1	10	13	—	53
Unrealized (gain) loss on derivatives	(2)	(1)	(4)	4	(2)	—	—	(5)
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Other	1	—	2	—	2	—	1	6
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	543	247	162	596	583	523	(42)	2,612
Segment assets (excluding intercompany balances)	3,272	1,085	1,624	4,195	5,503	5,308	1,396	22,383
Included in segment assets are:
Additions to property, plant and equipment	208	57	53	42	243	133	5	741
Additions to intangible assets	4	1	4	1	—	7	1	18
Investments in associates and joint ventures	133	15	—	—	—	1	—	149
Segment liabilities (excluding intercompany balances)	770	468	320	911	1,415	893	17,837	22,614

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	2,076	1,601	1,224	2,508	3,376	3,045	—	13,830
Total inter-segment revenue	—	84	13	111	475	—	(683)	—
Total segment revenue	2,076	1,685	1,237	2,619	3,851	3,045	(683)	13,830
Gross profit	522	269	232	716	601	280	—	2,620
Expenses and other income	(272)	(93)	(129)	(237)	(270)	(266)	(148)	(1,415)
Share of profit of associates and joint ventures	26	1	—	—	—	—	—	27
Earnings before interest and tax (“EBIT”)	276	177	103	479	331	14	(148)	1,232
Financial income								286
Financial expenses								(1,690)
Profit (loss) before income tax								(172)
Income tax (expense) benefit								74
Profit (loss) after income tax								(98)

Earnings before interest and tax (“EBIT”)	276	177	103	479	331	14	(148)	1,232
Depreciation and amortization	215	57	75	126	283	377	1	1,134
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	491	234	178	605	614	391	(147)	2,366

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	491	234	178	605	614	391	(147)	2,366
Included in EBITDA:
Asset impairment charges	—	—	3	1	13	16	—	33
Business acquisition and integration costs	—	—	—	2	24	31	4	61
Business interruption costs	—	—	1	—	—	—	—	1
Equity method profit, net of cash distributed	(19)	(1)	—	—	—	—	—	(20)
Fixed asset adjustment	10	—	—	—	—	—	—	10
Gain on sale of businesses and properties	—	—	—	—	(77)	—	—	(77)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	16	—	—	16
Manufacturing plant fires, net of insurance recoveries	—	—	—	—	3	—	—	3
Non-cash changes in inventory and provisions	(8)	—	—	3	6	—	—	1
Non-cash pension expense	—	—	—	—	—	—	59	59
Operational process engineering-related consultancy costs	1	—	—	2	14	—	—	17
Related party management fee	—	—	—	—	—	—	32	32
Restructuring costs, net of reversals	20	2	5	—	4	27	(1)	57
SEC registration costs	—	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	7	(2)	(1)	(10)	(1)	—	—	(7)
VAT and customs duties on historical imports	(2)	—	—	—	—	—	—	(2)
Other	—	—	1	—	(5)	2	1	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	500	233	187	603	611	467	(44)	2,557
Segment assets (excluding intercompany balances)	3,123	1,143	1,676	4,124	5,334	5,556	1,525	22,481
Included in segment assets are:
Additions to property, plant and equipment	161	40	57	36	150	186	5	635
Additions to intangible assets	12	5	8	—	—	1	—	26
Investments in associates and joint ventures	125	15	—	—	—	1	—	141
Segment liabilities (excluding intercompany balances)	727	411	350	864	1,289	985	18,511	23,137

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated	Total
Total external revenue	2,036	1,587	1,317	2,503	3,409	967	—	11,819
Total inter-segment revenue	—	46	12	56	542	—	(656)	—
Total segment revenue	2,036	1,633	1,329	2,559	3,951	967	(656)	11,819
Gross profit	437	251	207	611	524	62	(4)	2,088
Expenses and other income	(240)	(99)	(97)	(258)	(402)	(87)	(105)	(1,288)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17
Earnings before interest and tax (“EBIT”)	212	154	110	353	122	(25)	(109)	817
Financial income								22
Financial expenses								(1,420)
Profit (loss) before income tax								(581)
Income tax (expense) benefit								95
Profit (loss) after income tax								(486)

Earnings before interest and tax (“EBIT”)	212	154	110	353	122	(25)	(109)	817
Depreciation and amortization	260	60	81	150	292	129	—	972
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	472	214	191	503	414	104	(109)	1,789

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	472	214	191	503	414	104	(109)	1,789
Included in EBITDA:
Asset impairment charges (reversals)	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs	2	—	1	(1)	—	—	—	2
Change in control payments	—	—	—	—	—	12	—	12
Equity method profit, net of cash distributed	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of business	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories	—	—	—	—	6	27	—	33
Non-cash changes in inventory and provisions	—	—	—	1	2	—	—	3
Non-cash pension expense	—	—	—	3	4	—	47	54
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs, net of reversals	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and customs duties on historical imports	1	—	—	—	—	—	—	1
Other	—	—	—	—	(1)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	475	214	195	556	549	155	(32)	2,112

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Information about geographic area

The Group's revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographic origin are detailed below. In presenting information on a geographic basis, revenue and assets have been reported based on the location of the business operations.

(In $ million)	United States	Remaining North American Region	Europe	Asia	South America	Other*	Total
Total external revenue
For the year ended December 31, 2013	9,522	840	1,885	1,117	505	104	13,973
For the year ended December 31, 2012	9,571	808	1,824	1,040	469	118	13,830
For the year ended December 31, 2011	8,019	628	1,742	942	375	113	11,819
Non-current assets
As of December 31, 2013	13,140	470	1,764	889	352	55	16,670
As of December 31, 2012	13,344	498	1,735	926	331	59	16,893

*
Other includes revenue from external customers and total non-current assets in New Zealand, where the Company is domiciled. Revenue from external customers in New Zealand was $90 million for the year ended December 31, 2013 (2012: $103 million; 2011: $102 million). Total non-current assets in New Zealand were $32 million as of December 31, 2013 (2012: $34 million).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Foodservice packaging	3,930	3,851	3,951
Food and beverage plastic containers	2,048	2,081	646
Aseptic carton packaging	2,228	2,076	2,036
Caps and closures	1,191	1,237	1,329
Waste and storage products	1,056	1,027	992
Cooking products	910	853	822
Carton packaging	842	815	795
Tablewares	739	739	745
Household product containers	482	481	175
Liquid packaging board	444	449	451
Paper products	380	421	387
Automotive lubricant containers	323	316	95
Personal care containers	171	167	51
Inter-segment eliminations	(771)	(683)	(656)
Total revenue	13,973	13,830	11,819

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

6.    Other income

	For the year ended December 31,
(In $ million)	2013	2012	2011
Gain on sale of businesses	—	77	5
Gain on sale of non-current assets	4	—	—
Hurricane Sandy insurance recoveries	5	—	—
Income from facility management	2	2	12
Income from miscellaneous services	6	8	6
Insurance claims	—	—	6
Landfill tipping fees received	—	—	5
Litigation settlement	3	—	—
Manufacturing plant fire insurance recoveries	9	2	—
Non-cash change in provisions	5	8	—
Rental income from investment properties	1	2	6
Royalty income	3	3	4
Unrealized gains on derivatives	5	7	—
Other	12	17	13
Total other income	55	126	57

Other income includes insurance recoveries related to fires in Pactiv Foodservice's Macon, Georgia and Moorhead, Minnesota manufacturing plants in May 2013 and March 2012, respectively, as well as damage sustained at Pactiv Foodservice's Kearny, New Jersey manufacturing plant as a result of Hurricane Sandy in October 2012. Insurance recoveries are primarily related to business interruption costs. The Group expects to receive additional insurance recoveries in 2014.

7.    Other expenses

	For the year ended December 31,
(In $ million)	2013	2012	2011
Asset impairment charges	(42)	(33)	(12)
Business acquisition and integration costs	(36)	(60)	(81)
Business interruption costs	1	(1)	(2)
Hurricane Sandy plant damage	6	(16)	—
Manufacturing plant fire	2	(3)	—
Net foreign currency exchange loss	(13)	(8)	(7)
Operational process engineering-related consultancy costs	(14)	(17)	(42)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	(33)	—	—
Related party management fees (refer to note 23)	(38)	(32)	—
Restructuring costs, net of reversals	(10)	(56)	(88)
SEC registration costs	—	(8)	(6)
Unrealized losses on derivatives	—	—	(26)
VAT and customs refunds on historical imports	6	2	(1)
Other	(9)	—	(3)
Total other expenses	(180)	(232)	(268)

Other expenses includes costs incurred, net of insurance recoveries, related to fires in Pactiv Foodservice's Macon, Georgia and Moorhead, Minnesota manufacturing plants in May 2013 and March 2012, respectively, as well as damage sustained at Pactiv Foodservice's Kearny, New Jersey manufacturing plant as a result of Hurricane Sandy in October 2012. Costs incurred primarily include asset impairment charges and clean up and restoration costs.

In addition, other expenses includes $33 million of foreign currency translation losses, which had been accumulated in equity, that have been reclassified into other expenses during the year ended December 31, 2013 as a result of the liquidation of a subsidiary in Hong Kong.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

8.    Auditors' remunerations

	For the year ended December 31,
(In $ million)	2013	2012	2011
Auditors' remunerations to PricewaterhouseCoopers, comprised of:
Audit fees(a)	(10)	(12)	(12)
Other audit-related fees(b)	(1)	(4)	(7)
Tax fees(c)	(1)	(1)	(1)

(a)	Audit fees include fees for the audit and review of the Group's annual and interim consolidated financial statements and the audit of annual financial statements of subsidiary entities.

(b)
Audit-related fees include fees for audit or review services of financial information other than annual or interim consolidated financial statements and other services provided as part of registration statements and debt offering transactions, including the provision of comfort letters.

(c)	Tax fees include fees for advice on transfer pricing and other local tax compliance services.

9.    Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $2,539 million for the year ended December 31, 2013 (2012: $2,444 million; 2011: $2,073 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 19.

10.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2013	2012	2011
Interest income	7	5	6
Interest income on related party loans (refer to note 23)	18	17	16
Net gain in fair value of derivatives	81	223	—
Net foreign currency exchange gain	61	41	—
Financial income	167	286	22
Interest expense:
Securitization Facility	(10)	(2)	—
2013 Credit Agreement	(10)	—	—
2012 Credit Agreement	(115)	(32)	—
2011 Credit Agreement	—	(225)	(168)
2009 Credit Agreement	—	—	(29)
2013 Notes	(7)	—	—
September 2012 Senior Secured Notes	(187)	(48)	—
February 2012 Senior Notes(a)	(1)	(60)	—
August 2011 Notes(a)	(339)	(265)	(85)
February 2011 Notes	(151)	(153)	(139)
October 2010 Notes	(242)	(253)	(243)
May 2010 Senior Notes	(85)	(88)	(88)
2009 Senior Secured Notes	—	(110)	(147)
2007 Notes	(103)	(101)	(109)
Pactiv 2012 Notes	—	(3)	(15)
Pactiv 2017 Notes	(24)	(24)	(24)
Pactiv 2018 Notes	(1)	(1)	(1)
Pactiv 2025 Notes	(22)	(22)	(22)
Pactiv 2027 Notes	(17)	(17)	(17)
Graham Packaging 2014 Notes	—	(7)	(12)
Graham Packaging 2017 Notes	—	—	(3)
Graham Packaging 2018 Notes	—	—	(3)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31,
(In $ million)	2013	2012	2011
Related party borrowings (refer to note 23)	—	(1)	(1)
Amortization of:
Debt issuance costs:
Securitization Facility	(2)	—	—
2012 Credit Agreement	(2)	—	—
2011 Credit Agreement	—	(6)	(4)
September 2012 Senior Secured Notes	(5)	(1)	—
February 2012 Senior Notes	—	(2)	—
August 2011 Notes	(10)	(7)	(2)
February 2011 Notes	(3)	(3)	(2)
October 2010 Notes	(9)	(8)	(10)
May 2010 Notes	(4)	(4)	(3)
2009 Senior Secured Notes	—	(11)	(8)
2007 Notes	(4)	(4)	(4)
Fair value adjustment of acquired notes	2	2	14
Original issue discounts	(2)	(8)	(4)
Embedded derivatives	10	9	11
Debt commitment letter fees(b)	—	—	(68)
Credit agreement amendment fees	—	—	(11)
Net loss in fair value of derivatives	—	—	(20)
Net foreign currency exchange loss	—	—	(55)
Loss on extinguishment of debt(c)	(52)	(213)	(129)
Other	(16)	(22)	(19)
Financial expenses	(1,411)	(1,690)	(1,420)
Net financial expenses	(1,244)	(1,404)	(1,398)

(a)	As a result of the exchange offer in August 2012, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)
A debt commitment letter to fund the acquisition of Graham Packaging (refer to note 25) resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the 2011 Credit Agreement were used to finance the acquisition of Graham Packaging. As the commitments under the debt commitment letter were not utilized, the Group expensed the full amount of the fees during the year ended December 31, 2011.

(c)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transaction costs.

Refer to note 18 for information on the Group's borrowings.

11.    Income tax

	For the year ended December 31,
(In $ million)	2013	2012	2011
Current tax (expense) benefit
Current year	(163)	(141)	(152)
Tax benefit of alternative fuel mixture credits	—	12	—
Adjustments for prior years	4	11	—
	(159)	(118)	(152)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	63	96	228
Tax rate modifications	(1)	11	8
Recognition of previously unrecognized tax losses and temporary differences	3	8	18
Tax benefit of alternative fuel mixture credits	—	80	—
Adjustments for prior years	(10)	(3)	(7)
	55	192	247
Income tax (expense) benefit	(104)	74	95

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

In addition to the above amounts, the Group has recognized a tax expense of $362 million directly in other comprehensive income (2012: $60 million tax benefit; 2011: $207 million tax benefit).

11.1    Reconciliation of effective tax rate

	For the year ended December 31,
(In $ million)	2013	2012	2011
Reconciliation of effective tax rate
Profit (loss) before income tax	36	(172)	(581)
Income tax using the New Zealand tax rate of 28%	(10)	48	162
Effect of tax rates in foreign jurisdictions	38	49	53
Effect of tax rates in state and local tax jurisdictions	—	4	2
Non-deductible expenses and permanent differences	(65)	(50)	(95)
Tax exempt income and income at a reduced tax rate	18	15	9
Withholding tax	(13)	(12)	(16)
Tax benefit of alternative fuel mixture credits	—	92	—
Tax rate modifications	(1)	11	8
Recognition of previously unrecognized tax losses and temporary differences	3	8	18
Unrecognized tax losses and temporary differences	(52)	(78)	(48)
Tax uncertainties	4	2	8
Controlled foreign corporation tax	—	—	2
Credits	3	4	4
Tax on unremitted earnings	(20)	(24)	(12)
Over (under) provided in prior periods	(3)	6	(3)
Other	(6)	(1)	3
Total income tax (expense) benefit	(104)	74	95

11.2    Current tax assets and liabilities

Current tax assets of $14 million as of December 31, 2013 (2012: $46 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $141 million as of December 31, 2013 (2012: $149 million) represent the amount of income taxes payable with respect to current and prior years.

11.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2012	5	(628)	(2,059)	534	379	170	242	(1,357)
Recognized in the profit or loss	(91)	44	140	15	65	81	(62)	192
Recognized in equity	—	—	—	60	—	—	—	60
Other	(1)	(2)	(3)	(1)	1	—	(1)	(7)
Balance as of December 31, 2012	(87)	(586)	(1,922)	608	445	251	179	(1,112)
Recognized in the profit or loss	(26)	(19)	25	35	(26)	71	(5)	55
Recognized in equity	—	—	—	(362)	—	—	—	(362)
Business acquisitions and disposals	—	(2)	(4)	—	—	—	—	(6)
Other	—	—	3	—	—	—	(3)	—
Balance as of December 31, 2013	(113)	(607)	(1,898)	281	419	322	171	(1,425)

	As of December 31,
(In $ million)	2013	2012
Included in the statement of financial position as:
Deferred tax assets - non-current	49	42
Deferred tax liabilities - non-current	(1,474)	(1,154)
Total recognized net deferred tax liabilities	(1,425)	(1,112)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

11.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2013, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $16 million.

11.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2011	276	(6)	23	293
Additions and reversals	72	(2)	8	78
Recognition	(8)	—	—	(8)
Other	104	(26)	9	87
Balance as of December 31, 2012	444	(34)	40	450
Additions and reversals	56	(2)	(2)	52
Recognition	(3)	—	—	(3)
Other	(18)	(1)	(2)	(21)
Balance as of December 31, 2013	479	(37)	36	478

	As of December 31,
(In $ million)	2013	2012
Deductible (taxable) temporary differences	(1)	6
Tax losses	479	444
Total unrecognized deferred tax assets	478	450

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

12.    Trade and other receivables

	As of December 31,
(In $ million)	2013	2012
Trade receivables	1,228	1,245
Provisions for doubtful debts	(24)	(29)
Total trade receivables, net of provisions for doubtful debts	1,204	1,216
Related party receivables (refer to note 23)	67	63
Other receivables	237	164
Total current trade and other receivables	1,508	1,443
Related party receivables (refer to note 23)	324	307
Other receivables	37	47
Total non-current receivables	361	354

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

12.1    Aging of trade receivables, net of provisions for doubtful debts

	As of December 31,
(In $ million)	2013	2012
Current	1,124	1,085
Past due 0 to 30 days	65	108
Past due 31 days to 60 days	7	12
Past due 61 days to 90 days	2	6
Past due more than 91 days	6	5
Balance at the end of the year	1,204	1,216

13.    Inventories

	As of December 31,
(In $ million)	2013	2012
Raw materials and consumables	438	414
Work in progress	239	241
Finished goods	870	866
Engineering and maintenance materials	155	149
Provision against inventory	(55)	(58)
Total inventory	1,647	1,612

During the year ended December 31, 2013, the raw materials elements of inventory recognized as a component of cost of sales totaled $6,278 million (2012: $6,212 million; 2011: $5,400 million). There were $2 million in purchase price accounting adjustments to inventory that were charged to cost of sales for the year ended December 31, 2013 (2012: none; 2011: $33 million).

During the year ended December 31, 2013, write-downs of inventories to net realizable value were $12 million (2012: $10 million; 2011: none). Reversals of write-downs during 2013 were $1 million (2012: $1 million; 2011: none). The inventory write-downs and reversals are included in cost of sales.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

14.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2013
Cost	226	1,087	4,872	475	447	29	7,136
Accumulated depreciation	—	(336)	(2,138)	—	(261)	(5)	(2,740)
Accumulated impairment losses	—	(2)	(41)	—	—	—	(43)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353
As of December 31, 2012
Cost	235	1,047	4,475	352	402	25	6,536
Accumulated depreciation	—	(268)	(1,655)	—	(208)	(4)	(2,135)
Accumulated impairment losses	—	(2)	(35)	(1)	—	—	(38)
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363
Carrying amount as of January 1, 2013	235	777	2,785	351	194	21	4,363
Acquisitions through business combinations (refer to note 25)	1	8	28	—	—	—	37
Additions	—	1	7	725	3	5	741
Capitalization of borrowing costs	—	1	3	2	—	—	6
Disposals	—	(1)	(3)	—	—	—	(4)
Depreciation for the year	—	(77)	(566)	—	(60)	(2)	(705)
Impairment losses	(1)	(5)	(39)	(5)	—	—	(50)
Other transfers	(8)	48	489	(587)	57	—	(1)
Effect of movements in exchange rates	(1)	(3)	(11)	(11)	(8)	—	(34)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353
Carrying amount as of January 1, 2012	237	841	2,925	341	178	24	4,546
Acquisitions through business combinations (refer to note 25)	—	1	5	—	—	—	6
Additions	—	1	26	599	9	—	635
Capitalization of borrowing costs	—	—	1	3	—	—	4
Disposals	—	—	(10)	(5)	(1)	—	(16)
Depreciation for the year	—	(102)	(613)	—	(57)	(2)	(774)
Impairment losses	(1)	(2)	(37)	(3)	—	—	(43)
Other transfers	(5)	36	475	(582)	67	(1)	(10)
Effect of movements in exchange rates	4	2	13	(2)	(2)	—	15
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363

The depreciation charge of $705 million for the year ended December 31, 2013 (2012: $774 million; 2011: $650 million) is recognized in the statements of comprehensive income as a component of cost of sales (2013: $684 million; 2012: $749 million; 2011: $625 million), selling, marketing and distribution expenses (2013: $2 million; 2012: $4 million; 2011: $4 million) and general and administration expenses (2013: $19 million; 2012: $21 million; 2011: $21 million).

During the year ended December 31, 2013, the Group incurred impairment losses of $50 million (2012: $43 million; 2011: $9 million) primarily related to plant closures. There were no reversals of impairment charges during the year ended December 31, 2013 (2012: none; 2011: none). Impairment charges are included in other expenses in the statements of comprehensive income as a component of profit or loss.

Refer to note 18 for details of security granted over property, plant and equipment and other assets.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

15.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2013
Cost	6,376	2,079	3,491	880	199	13,025
Accumulated amortization	—	(50)	(559)	(276)	(83)	(968)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055
As of December 31, 2012
Cost	6,324	2,067	3,793	885	212	13,281
Accumulated amortization	—	(36)	(679)	(205)	(83)	(1,003)
Accumulated impairment losses	—	—	—	—	(4)	(4)
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274
Carrying amount as of January 1, 2013	6,324	2,031	3,114	680	125	12,274
Acquisitions through business combinations (refer to note 25)	37	1	22	—	—	60
Additions	—	—	—	13	5	18
Amortization for the year	—	(14)	(196)	(86)	(19)	(315)
Other transfers	(1)	2	(1)	(3)	3	—
Effect of movements in exchange rates	16	9	(7)	—	—	18
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055
Carrying amount as of January 1, 2012	6,297	2,034	3,321	761	132	12,545
Acquisitions through business combinations (refer to note 25)	1	—	16	3	2	22
Additions	—	—	—	14	12	26
Amortization for the year	—	(12)	(230)	(101)	(17)	(360)
Impairment losses	—	—	—	—	(4)	(4)
Other transfers	—	—	(5)	2	—	(3)
Effect of movements in exchange rates	26	9	12	1	—	48
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274

The amortization charge of $315 million for the year ended December 31, 2013 (2012: $360 million; 2011: $321 million) is recognized in the statement of comprehensive income as a component of cost of sales (2013: $74 million; 2012: $109 million; 2011: $97 million) and general and administration expenses (2013: $241 million; 2012: $251 million; 2011: $224 million).

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

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

	As of December 31,
	2013			2012
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG	848	315	—	830	306	—
Evergreen	67	34	—	67	34	—
Closures	388	—	—	393	—	—
Reynolds Consumer Products	1,908	850	—	1,887	850	—
Pactiv Foodservice	1,727	526	69	1,710	526	69
Graham Packaging	1,438	250	—	1,437	250	—
Total	6,376	1,975	69	6,324	1,966	69

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2014 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2014 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2014 Adjusted EBITDA is subject to review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2013 ranged between 8.5x and 11x. Costs to sell were estimated to be 2% of the fair value of each segment.

The estimated fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 8.6% was based on market factors and costs to sell were estimated to be 2% of the fair value of each asset.

As of December 31, 2013, there was no impairment of goodwill or indefinite life identifiable intangible assets (2012: none; 2011: none). If the forecasted 2014 Adjusted EBITDA, earnings multiples, future revenue growth rate, royalty rate or discount rate used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2013, no impairment would need to be recognized.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

16.    Investments in associates and joint ventures equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method):

(In $ million)	Country of incorporation	Interest held	Reporting date	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit after tax
2013
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	99	74	173	82	24	106	151	(135)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	143	48	191	67	43	110	262	(229)	33
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	November 30	10	9	19	4	4	8	17	(16)	1
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	November 30	12	11	23	6	5	11	18	(17)	1
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	2	—	2	5	(6)	(1)
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	2	3	5	2	1	3	—	—	—
				266	145	411	163	77	240	453	(403)	50
2012
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	96	55	151	54	31	85	123	(105)	18
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	111	31	142	72	2	74	220	(187)	33
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	November 30	12	2	14	5	1	6	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	November 30	13	26	39	9	9	18	11	(10)	1
Eclipse Closures, LLC	USA	49.0%	December 31	2	—	2	2	—	2	2	(2)	—
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	4	7	2	3	5	—	—	—
				237	118	355	144	46	190	377	(323)	54

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

No adjustment was made to the financial statements of the Ducart and Banawi operations for the purpose of applying the equity method of accounting as there were no significant transactions that occurred between November 30, 2013 and December 31, 2013 or between November 30, 2012 and December 31, 2012. Further, no adjustment was made with respect to GBPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2013 and December 31, 2013 or between September 30, 2012 and December 31, 2012.

There are currently no restrictions with respect to the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan Company Limited and GBPPL.

With respect to the Ducart and Banawi associates, dividends are limited to the associate's accumulated profits after certain local reserve levels have been attained.

With respect to the SIG Combibloc Obeikan FZCO joint venture, the maximum dividend or cash distribution able to be paid to the Group in any fiscal year cannot exceed 75% of the prior year's earnings.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year's profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2014. Eclipse Closures, LLC has discontinued operations and will be dissolved.

16.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2013	2012
Balance as of the beginning of the year	141	119
Share of profit, net of income tax	26	27
Capital contribution	6	—
Dividends received	(27)	(7)
Effect of movement in exchange rates	3	2
Balance as of the end of the year	149	141
Amount of goodwill in carrying value of associates and joint ventures (equity method)	54	52

17.    Trade and other payables

	As of December 31,
(In $ million)	2013	2012
Trade payables	913	874
Accrued interest	296	305
Related party payables (refer to note 23)	29	37
Other payables and accrued expenses	602	645
Total trade and other payables	1,840	1,861

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

18.    Borrowings

As of December 31, 2013, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2013	2012
Securitization Facility(a)(u)	438	491
2013 Credit Agreement(b)(v)	27	—
2012 Credit Agreement(c)(w)	—	26
Non-interest bearing related party borrowings	1	1
Other borrowings(ac)	5	6
Current borrowings	471	524
2013 Credit Agreement(b)(v)	2,586	—
2012 Credit Agreement(c)(w)	—	2,583
2013 Senior Subordinated Notes(d)(y)	584	—
2013 Senior Notes(e)(y)	644	—
September 2012 Senior Secured Notes(f)(x)	3,222	3,219
February 2012 Senior Notes(g)(x)	9	9
August 2011 Senior Secured Notes(h)(x)	1,475	1,471
August 2011 Senior Notes(i)(x)	2,195	2,189
February 2011 Senior Secured Notes(j)(x)	998	998
February 2011 Senior Notes(k)(x)	996	995
October 2010 Senior Secured Notes(l)(x)	1,478	1,475
October 2010 Senior Notes(m)(x)	1,474	1,470
May 2010 Senior Notes(n)(x)	985	982
2007 Senior Notes(o)(z)	—	621
2007 Senior Subordinated Notes(p)(z)	—	543
Pactiv 2017 Notes(q)(aa)	310	312
Pactiv 2018 Notes(r)(aa)	16	17
Pactiv 2025 Notes(s)(aa)	270	270
Pactiv 2027 Notes(t)(aa)	197	197
Other borrowings(ac)	27	27
Non-current borrowings	17,466	17,378
Total borrowings	17,937	17,902

		As of December 31,
(In $ million)		2013	2012
(a)	Securitization Facility	445	500
	Debt issuance costs	(7)	(9)
	Carrying amount	438	491
(b)	2013 Credit Agreement (current and non-current)	2,623	—
	Debt issuance costs	(10)	—
	Carrying amount	2,613	—
(c)	2012 Credit Agreement (current and non-current)	—	2,625
	Debt issuance costs	—	(16)
	Carrying amount	—	2,609
(d)	2013 Senior Subordinated Notes	590	—

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

		As of December 31,
(In $ million)		2013	2012
	Debt issuance costs	(6)	—
	Carrying amount	584	—
(e)	2013 Senior Notes	650	—
	Debt issuance costs	(6)	—
	Carrying amount	644	—
(f)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(48)	(53)
	Embedded derivative	20	22
	Carrying amount	3,222	3,219
(g)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(h)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(26)	(30)
	Original issue discount	(9)	(10)
	Embedded derivative	10	11
	Carrying amount	1,475	1,471
(i)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(51)	(57)
	Original issue discount	(5)	(6)
	Embedded derivative	10	11
	Carrying amount	2,195	2,189
(j)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(14)	(15)
	Embedded derivative	12	13
	Carrying amount	998	998
(k)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(13)	(15)
	Embedded derivative	9	10
	Carrying amount	996	995
(l)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(28)	(32)
	Embedded derivative	6	7
	Carrying amount	1,478	1,475
(m)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(33)	(38)
	Embedded derivative	7	8
	Carrying amount	1,474	1,470
(n)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(21)	(25)
	Embedded derivative	6	7
	Carrying amount	985	982
(o)	2007 Senior Notes	—	634
	Debt issuance costs	—	(13)
	Carrying amount	—	621
(p)	2007 Senior Subordinated Notes	—	555
	Debt issuance costs	—	(12)
	Carrying amount	—	543
(q)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	10	12
	Carrying amount	310	312

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

		As of December 31,
(In $ million)		2013	2012
(r)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	—	1
	Carrying amount	16	17
(s)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(6)
	Carrying amount	270	270
(t)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(u)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or the LIBOR, set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2013, interest was charged at 2.10% to 2.17%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

(v)        2013 Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the terms of the 2012 Credit Agreement (as defined below). The 2013 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of December 31, 2013 (in million)	Applicable interest rate as of December 31, 2013
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,213	3 month LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	297	3 month EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	69	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On November 27, 2013, $2,213 million and €297 million of term loans were drawn under the 2013 Credit Agreement. These loans were used to fully repay and extinguish the outstanding U.S. and European term loans under the 2012 Credit Agreement.

On December 27, 2013, the Group extended the maturity of the revolving tranches and reduced the aggregate revolving commitments denominated in euro from €80 million to €54 million. The U.S. dollar revolving commitments remained unchanged at $120 million.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the 2013 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the 2013 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments prior to May 27, 2014, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ending March 31, 2014. Beginning with the fiscal year ending December 31, 2014, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement.

The 2013 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the 2013 Credit Agreement. The Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

total assets of the Group as of the last day of the most recently ended fiscal quarter of the Company for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the Group for the period of four consecutive fiscal quarters of the Company for which financial statements are available, in each case calculated in accordance with the 2013 Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 5. If the Group is unable to meet the Guarantor Coverage Test, the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The 2013 Credit Agreement provides the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that the Group meets the Guarantor Coverage Test, the Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the 2013 Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

(w)    2012 Credit Agreement

The Company and certain members of the Group were parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “2012 Credit Agreement”), which amended and restated the terms of the 2011 Credit Agreement (as defined below). For the period January 1, 2013 until the refinancing of the 2012 Credit Agreement on November 27, 2013, the applicable interest rates for the U.S. term loan and European term loan under the 2012 Credit Agreement were 4.75% and 5.00%, respectively. The 2012 Credit Agreement also included customary covenants, similar to the 2013 Credit Agreement.

2011 Credit Agreement

The Company and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “2011 Credit Agreement”), which amended and restated the previous terms. For the period January 1, 2012 until the refinancing of the 2011 Credit Agreement on September 28, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(x)        Reynolds Notes

The Group's borrowings as of December 31, 2013 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

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

During the year ended December 31, 2012, the Reynolds Notes Issuers redeemed $1,125 million aggregate principal amount and €450 million aggregate principal amount of 7.750% senior secured notes due 2016 (collectively the "2009 Senior Secured Notes").

Assets pledged as security for loans and borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (wholly-owned subsidiaries of the Company) have been pledged as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. On December

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

10, 2013, BP II became a guarantor of the 2013 Credit Agreement and the Reynolds Notes and pledged certain of its assets as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes.

Certain guarantee and security arrangements

All of the guarantors of the 2013 Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the 2013 Credit Agreement.

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

Early redemption option and change in control provisions

Under the respective indentures governing the Reynolds Notes, the Reynolds Notes Issuers, at their option, can elect to redeem the Reynolds Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group's accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Reynolds Notes.

Under the respective indentures governing the Reynolds Notes, except for the February 2012 Senior Notes, in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Notes Issuers to repurchase the Reynolds Notes at a premium.

SEC registrations and exchange offers

The indentures governing the Reynolds Notes provide that if the Reynolds Notes Issuers failed to file and have declared effective, within one year from the issuance date of the respective series of notes, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the original issued notes for new registered notes having terms substantially identical to the terms of the original issued notes, the Reynolds Notes Issuers would be required to pay additional interest on the original issued notes effective 12 months from the date of issuance of the notes, up to a maximum of 1.00% per annum for 12 months.

The Reynolds Notes were registered with the SEC in 2012. During this process, additional interest on the February 2011 Notes commenced on February 1, 2012 and ended on July 25, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011 and ended on May 4, 2012. Additional interest on the 2009 Senior Secured Notes commenced on November 5, 2010 and ended on November 5, 2011. During the year ended December 31, 2012, the Group expensed additional interest of $3 million (2011: none) related to the February 2011 Notes, $10 million (2011: $2 million) related to the October 2010 Notes, $3 million (2011: $3 million) related to the May 2010 Senior Notes and none (2011: $10 million) related to the 2009 Senior Secured Notes.

The 2007 Notes were not, and the 2013 Notes are not, covered by such registration statement requirements.

(y)         2013 Notes

On November 15, 2013, BP II and Beverage Packaging Holdings II Issuer Inc. ("BP II Issuer") (a wholly-owned indirect subsidiary of the Company) issued $650 million principal amount of 5.625% senior notes due 2016 (the "2013 Senior Notes"). Interest on the 2013 Senior Notes is paid semi-annually on June 15 and December 15, commencing December 15, 2013. The proceeds of the 2013 Senior Notes were used to redeem the 2007 Senior Notes (as defined below) at a redemption price of 100% of the aggregate principal amount and to pay fees and expenses related to the transaction. On or after December 15, 2015, BP II and BP II Issuer may redeem the 2013 Senior Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. Prior to December 15, 2015, BP II and BP II Issuer may redeem the 2013 Senior Notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date.

On December 10, 2013, BP II and BP II Issuer issued $590 million principal amount of 6.000% senior subordinated notes due 2017 (the "2013 Senior Subordinated Notes" and, together with the 2013 Senior Notes, the "2013 Notes"). Interest on the 2013 Senior Subordinated Notes is paid semi-annually on June 15 and December 15, commencing June 15, 2014. The proceeds of the 2013 Senior Subordinated Notes were used to redeem the 2007 Senior Subordinated Notes (as defined below) and to pay fees and expenses, including the applicable premium on the 2007 Senior Subordinated Notes, related to the transaction. On or after June 15, 2016, BP II and BP II Issuer may redeem the 2013 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. Prior to June 15, 2016, BP II and BP II Issuer may redeem the 2013 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date.

The 2013 Notes are unsecured. All of the guarantors of the 2013 Credit Agreement have guaranteed the obligations under the 2013 Notes to the extent permitted by law.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

The indentures governing the 2013 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2013 Notes.

In certain circumstances which would constitute a change in control, the holders of the 2013 Notes have the right to require BP II and BP II Issuer to repurchase the 2013 Notes at a premium.

(z)         2007 Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes was paid semi-annually on June 15 and December 15.

The 2007 Senior Notes were secured on a second-priority basis and the 2007 Senior Subordinated Notes were secured on a third-priority basis, by all of the equity interests of BP I held by the Company and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the 2012 Credit Agreement guaranteed the obligations under the 2007 Notes to the extent permitted by law.

During the year ended December 31, 2013, the Group satisfied and discharged the 2007 Notes, as discussed in (y) above.

(aa)    Pactiv Notes

As of December 31, 2013, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

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

(ab)    Graham Packaging Notes

On the date of the Graham Packaging acquisition (refer to note 25) the Group assumed three series of notes, each of which had been issued by subsidiaries of Graham Packaging Company Inc. (the "Graham Packaging Notes").

During the year ended December 31, 2012, the Group redeemed and discharged $388 million aggregate principal amount of the Graham Packaging Notes.

(ac)     Other borrowings

As of December 31, 2013, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2013, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2013 also included finance lease obligations of $30 million (2012: $26 million).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

19.    Employee benefits

19.1 Summary of employee benefit liabilities

	As of December 31,
(In $ million)	2013	2012
Salaries and wages accrued	172	186
Provision for annual leave	55	67
Provision for other employee benefits	32	28
Provision for exit from multi-employer pension plans	77	12
Defined benefit obligations:
Pension benefits	535	1,420
Post-employment medical benefits	115	132
Total employee benefits	986	1,845
Current	243	270
Non-current	743	1,575
Total employee benefits	986	1,845

19.2 Impact of change in accounting policy and adoption of IAS19R

Effective January 1, 2013 the Group adopted IAS19R on a retrospective basis in accordance with the provisions set out in the standard. The revised standard changes the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method” for defined benefit pension plans and other post-employment benefit obligations under which the recognition of actuarial gains and losses had been deferred. Instead, the full defined benefit obligation net of plan assets is now recorded in the statement of financial position, with changes resulting from remeasurements recognized in the period of remeasurement in other comprehensive income. IAS 19R also changed the measurement of pension expense. The return on plan assets is capped at the long-term bond rate used in determining the discount rate of the plan liability. All other changes in plan assets are now recognized directly in other comprehensive income. The effect of this is to remove from the statement of comprehensive income the previous concept of recognizing an expected return on plan assets.

Upon adoption of IAS 19R the Group's non-current employee benefit liability was increased by $402 million as of December 31, 2011 from a previously reported balance of $936 million to $1,338 million, and was increased by $684 million as of December 31, 2012 from a previously reported balance of $891 million to $1,575 million. These changes reflect remeasurement charges to accumulated other comprehensive income of $71 million, net of income tax, and $332 million, net of income tax, for the years ended December 31, 2012 and 2011, respectively.

The adoption of IAS 19R reduced the Group's Adjusted EBITDA by $7 million and $12 million for the years ended December 31, 2012 and 2011, respectively.

The adoption of IAS 19R had no impact on reported cash flows.

The following tables reflect certain elements of the Group's previously published statement of comprehensive income for the years ended December 31, 2012 and 2011 and statement of financial position as of December 31, 2012 and December 31, 2011 (shown as January 1, 2012) and the revised amounts as a result of the adoption of IAS 19R:

(In $ million)	Amount previously reported for the year ended December 31, 2012	Change in reported amount for the year ended December 31, 2012	Restated amount for the year ended December 31, 2012
Statement of comprehensive income
Cost of sales	(11,210)	—	(11,210)
Other income	114	12	126
General and administration expenses	(846)	(115)	(961)
Profit from operating activities	1,337	(105)	1,232
Income tax (expense) benefit	37	37	74
Profit (loss) for the year	(30)	(68)	(98)
Exchange differences on translating foreign operations	12	—	12
Remeasurement of defined benefit plans	—	(71)	(71)
Total other comprehensive income (loss) for the year, net of income tax	12	(71)	(59)
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(19)	(139)	(158)
Non-controlling interests	1	—	1

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

(In $ million)	Amount previously reported for the year ended December 31, 2011	Change in reported amount for the year ended December 31, 2011	Restated amount for the year ended December 31, 2011
Statement of comprehensive income
Cost of sales	(9,725)	(6)	(9,731)
Other income	57	—	57
General and administration expenses	(628)	(102)	(730)
Profit from operating activities	925	(108)	817
Income tax (expense) benefit	56	39	95
Profit (loss) for the year	(417)	(69)	(486)
Exchange differences on translating foreign operations	(26)	(1)	(27)
Remeasurement of defined benefit plans	—	(331)	(331)
Total other comprehensive income (loss) for the year, net of income tax	(26)	(332)	(358)
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(444)	(401)	(845)
Non-controlling interests	1	—	1

(In $ million)	Amount previously reported as of December 31, 2012	Change in reported amount as of December 31, 2012	Restated amount as of December 31, 2012
Statement of financial position
Deferred tax assets	40	2	42
Other assets	200	(29)	171
Total non-current assets	17,746	(27)	17,719
Total assets	22,508	(27)	22,481
Deferred tax liabilities	1,412	(258)	1,154
Employee benefits	891	684	1,575
Total non-current liabilities	19,854	426	20,280
Total liabilities	22,711	426	23,137
Equity
Reserves	(1,205)	(295)	(1,500)
Accumulated losses	(714)	(158)	(872)
Equity (deficit) attributable to equity holder of the Group	(224)	(453)	(677)
Total equity (deficit)	(203)	(453)	(656)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

(In $ million)	Amount previously reported as of January 1, 2012	Change in reported amount as of January 1, 2012	Restated amount as of January 1, 2012
Statement of financial position
Deferred tax assets	29	—	29
Other assets	179	(64)	115
Total non-current assets	17,866	(64)	17,802
Total assets	21,911	(64)	21,847
Liabilities directly associated with assets held for sale	20	10	30
Total current liabilities	2,811	10	2,821
Deferred tax liabilities	1,548	(162)	1,386
Employee benefits	936	402	1,338
Total non-current liabilities	19,281	240	19,521
Total liabilities	22,092	250	22,342
Equity
Reserves	(1,217)	(231)	(1,448)
Accumulated losses	(681)	(83)	(764)
Equity (deficit) attributable to equity holder of the Group	(203)	(314)	(517)
Total equity (deficit)	(181)	(314)	(495)

19.3    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in countries including Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The majority of the Group’s net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans. The Group generally funds its retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of the Group’s defined benefit pension plans, thereby increasing the Group’s obligation to make contributions to the plans, which in turn would reduce the cash available for the Group’s business. The Group has generally provided aggregated disclosures in respect of these plans on the basis that these plans are not exposed to materially different risks.
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. The Pactiv Retirement Plan comprises 78% (2012: 79%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States and (iii) financial market performance. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2013, the Pactiv Retirement Plan was underfunded by $290 million. Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. Expected contributions during the year ending December 31, 2014 are estimated to be up to $60 million.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2013	2012	2013	2012	2013	2012
Balance as of January 1	5,825	5,431	(4,463)	(4,261)	1,362	1,170

Included in the profit or loss
Current service cost	21	22	—	—	21	22
Interest cost (income)	205	237	(152)	(182)	53	55
Administrative expenses	—	—	16	16	16	16
Curtailments	(1)	(1)	—	—	(1)	(1)
Settlements	—	(2)	—	3	—	1
Total expense (income) recognized in profit or loss	225	256	(136)	(163)	89	93
Remeasurement (gains) losses
Actuarial (gains) loss arising from:
Demographic assumptions	(33)	2	—	—	(33)	2
Financial assumptions	(376)	463	—	—	(376)	463
Return on plan assets excluding interest income	—	—	(541)	(340)	(541)	(340)
Total remeasurement (gains) losses	(409)	465	(541)	(340)	(950)	125
Other movements
Contributions by the Group	—	—	(25)	(34)	(25)	(34)
Contributions by plan participants	2	2	(2)	(2)	—	—
Benefits paid by the plans	(346)	(348)	346	348	—	—
Business acquisitions and disposals	—	(3)	—	9	—	6
Effect of movements in exchange rates	19	22	(16)	(20)	3	2
Total other movements	(325)	(327)	303	301	(22)	(26)
Balance as of December 31	5,316	5,825	(4,837)	(4,463)	479	1,362

Comprised of:
Pactiv Retirement Plan	4,122	4,589	(3,832)	(3,513)	290	1,076
All other plans	1,194	1,236	(1,005)	(950)	189	286
Balance as of December 31	5,316	5,825	(4,837)	(4,463)	479	1,362

Comprised of:
Funded plans					330	1,212
Unfunded plans					149	150
Total net pension benefits					479	1,362

Included in the statements of financial position as:
Employee benefit liabilities					535	1,420
Liabilities directly associated with assets held for sale					30	—
Other assets, non-current					86	58
Total net pension benefits					479	1,362

The Group's pension plans had a weighted average duration of 10 years (2012: 11 years).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

For the year end December 31, 2011, the Group recognized net plan expense of $81 million in the statement of comprehensive income. The net plan expense was comprised of current service cost of $29 million, administrative expense of $10 million, interest expense of $245 million and a loss on settlement/curtailment of $10 million, offset by interest income of $213 million.

For the year ended December 31, 2011, the Group recognized remeasurement losses of $532 million directly in other comprehensive income. The losses were comprised of $44 million of losses from changes in demographic assumptions, $320 million of losses from changes in financial assumptions and $168 million from losses on plan assets, excluding interest.

During the year ended December 31, 2013 the plan net expense of the Pactiv Retirement Plan was $57 million (2012: $59 million; 2011: $44 million).

Expense recognized in the statements of comprehensive income

The expense is recognized in the following line items in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Cost of sales	25	16	29
General and administration expenses	64	77	52
Total plan net expense	89	93	81

The Group has continued to present pension (income) expense under the revised standard in personnel costs which are reported in cost of sales and general and administration expenses. The Group's reported pension expense for the years ended December 31, 2012 and 2011 was $93 million and $81 million, respectively, as restated in accordance with IAS 19R compared to the previously reported pension income of $20 million and $25 million, respectively.

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2013	2012
Equity instruments	3,185	2,719
Debt instruments	1,141	1,293
Property	422	306
Other	89	145
Total plan assets	4,837	4,463

Approximately 80% of total plan assets are held by the Pactiv Retirement Plan. This plan’s total assets include (i) approximately $2,800 million of exposure to equity markets, which includes exposure to approximately $2,000 million of U.S. equities held through a combination of listed equity index derivatives, passive index funds in which the plan holds the underlying listed equity instruments and exposure to approximately $700 million of non-U.S. equities held through unlisted index funds; (ii) approximately $700 million of debt instruments, which include investments in short term government bonds, corporate bonds and high yield bonds; and (iii) $230 million of exposure to property, held through unlisted commingled funds.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2013 and 2012, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2013	2012	2011
Discount rates at December 31	1.0% - 8.0%	1.1% - 6.6%	1.8% - 8.25%
Future salary increases	0.0% - 5.0%	0.0% - 6.0%	0.0% - 5.0%
Future pension increases	0.0% - 3.8%	0.0% - 4.0%	0.0% - 4.0%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2013 and 2012 was 4.7% and 3.9%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan.

Sensitivity analysis

The assumed discount rate is the only assumption that has a significant effect on the amounts of the defined benefit obligation. A half percentage point change in assumed discount rates would have the following effects:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

(In $ million)	Increase	Decrease
Effect on the net plan expense	(10)	10
Effect on the defined benefit obligation	(224)	249

19.4    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2013 (2012: 8.0%; 2011: 8.0%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2013 and 2012.

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2014.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2013	2012
Liability for post-employment medical obligations as of the beginning of the year	133	141
Included in the profit or loss
Current service cost	2	2
Interest cost	5	6
Past service cost	—	(4)
Total expense (income) recognized in profit or loss	7	4
Remeasurement (gains) losses
Actuarial (gains) losses from changes in demographic assumptions	(10)	(5)
Actuarial (gains) losses from changes in financial assumptions	(10)	8
Total remeasurement (gains) losses	(20)	3
Other movements
Contributions by plan participants	1	1
Benefits paid by the plans	(7)	(11)
Post-employment medical obligations related to business disposals	—	(5)
Total other movements	(6)	(15)
Liability for post-employment medical obligations as of the end of the year	114	133

For the year end December 31, 2011, the Group recognized net benefit plan income of $14 million in relation to post-employment medical obligations. The net benefit plan income was comprised of $8 million of past service cost credits and a gain of $17 million arising from curtailments, partially offset by $3 million of current service cost and $8 million of interest cost.

For the year ended December 31, 2011, the Group recognized net remeasurement losses of $3 million directly in other comprehensive income. The net losses were comprised of $10 million of losses from changes in financial assumptions, partially offset by $7 million of gains from changes in demographic assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	3	(3)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	(6)	6

19.5    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2013, the Group recorded expense of $63 million (2012: $58 million; 2011: $36 million) in relation to contributions to these plans.

19.6    Multi-employer plans

The Group also makes contributions, for some current and former employees, to union administered multi-employer pension plans based on negotiated labor contracts. While these plans provide for defined benefits, as a result of insufficient information the Group accounts for these plans as defined contribution plans. Specifically, the plans do not maintain IFRS accounting records and there is insufficient information to allocate amounts among employer participants. The Group, with union approval, has elected over the last several years to withdraw from virtually all of these multi-employer plans. Withdrawal creates a withdrawal liability obligation based upon guidelines outlined in the specific multi-employer plan.
The most significant of the multi-employer pension plans in which the Group participates is the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participate. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements the Group will be required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which the Group currently estimates to be approximately $5 million per year for 20 years. As a result the Group accrued a liability of $66 million for such future payments. If the PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2017, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. Therefore, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has recorded in prior years a withdrawal liability of $12 million for payments to be made over 20 years for its withdrawal from the other multi-employer plans. After the withdrawal from the PIUMPF the Group will have one multi-employer plan at a recently closed facility from which it has not withdrawn. Expenses and contributions to this plan will be minimal and will end in the first quarter of 2014.
Excluding the expense of withdrawal from and contributions to PIUMPF, expenses and contributions during the years ended December 31, 2013, 2012 and 2011 in relation to multi-employer plans were not material and are not expected to be material for the year ending December 31, 2014.
20.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2012	29	37	38	45	62	211
Acquisitions through business combinations	—	1	—	—	—	1
Provisions made	2	3	40	12	14	71
Provisions used	(3)	(1)	(40)	(18)	(18)	(80)
Provisions reversed	(7)	(1)	—	(1)	(12)	(21)
Other transfers	—	—	—	—	(3)	(3)
Balance as of December 31, 2013	21	39	38	38	43	179
Current	3	1	36	23	20	83
Non-current	18	38	2	15	23	96
Total provisions as of December 31, 2013	21	39	38	38	43	179
Current	8	3	35	25	20	91
Non-current	21	34	3	20	42	120
Total provisions as of December 31, 2012	29	37	38	45	62	211

Other provisions

Other provisions as of December 31, 2013 included $16 million of product warranty provisions (2012: $15 million), $12 million of onerous leases (2012: $15 million) and $6 million of environmental remediation programs (2012: $7 million).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

21.    Equity

21.1    Share capital

The reported share capital balance as of December 31, 2013 is that of the Company, which is the sole parent of the Group.

Further information regarding Reynolds Group Holdings Limited's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2013	2012	2011
Balance at the beginning of the year	111,000,004	111,000,004	111,000,004
Issue of shares	—	—	—
Balance at the end of the year	111,000,004	111,000,004	111,000,004

All issued shares are fully paid and have no par value.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

21.2    Dividends

There were no dividends declared or paid during the year ended December 31, 2013 (2012: none; 2011: none) by the Company.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. On a limited basis, the Group uses derivatives to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. Additionally, when considered appropriate, the Group may enter into derivatives to hedge foreign currency exchange risk arising from specific transactions.

The following table provides the detail of outstanding foreign currency contracts as of December 31, 2013:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	2,799,062,824		$97.84 - 102.0	Jan 2014 - Nov 2014
Currency futures	Sell		$20,200,000	NZD	0.7994 - 0.8195	Jan 2014 - Nov 2014
Currency futures	Sell	Australian dollar	26,200,000	NZD	0.8905 - 0.8944	Jan 2014 - Nov 2014
Currency futures	Buy	EUR	42,000,000	Brazilian real	0.2830 - 0.3061	Jan 2014 - Dec 2014
Currency swap	Sell	EUR	20,000,000		$0.7273	Jan 2014

The Group generally does not hedge its exposure to translation gains or losses in respect of its non-dollar functional currency assets or liabilities.

For the year ended December 31, 2013, the Group's primary foreign currency exchange exposure resulted from U.S. dollar-denominated net intercompany borrowings offset by U.S. dollar-denominated cash and cash equivalents in a euro functional currency entity. A 100 basis point increase in the rates, applied as of December 31, 2013, would have resulted in additional foreign currency exchange gain of $24 million, while a 100 basis point decrease would have resulted in a reduction of $24 million of the reported foreign currency exchange gain. In conjunction with the issuance of the 2013 Notes, effective in 2014, the functional currency of this particular entity changed from euro to the U.S. dollar. As a result, the Group's primary foreign currency exposure going forward will be based on euro-denominated net intercompany receivables in this U.S. dollar functional currency entity. The change in the foreign currency exchange rate between the U.S. dollar and the euro will result in the Group recognizing either foreign currency exchange gains or losses on the translation of this intercompany indebtedness in the future.
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

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2013
Fixed rate instruments
Loans and borrowings	(15,062)	(1)	(1)	(2)	(2,564)	(12,494)
Total fixed rate instruments	(15,062)	(1)	(1)	(2)	(2,564)	(12,494)
Floating rate instruments
Cash and cash equivalents	1,490	1,490	—	—	—	—
Related party receivables	324	324	—	—	—	—
Bank overdrafts	(4)	(4)	—	—	—	—
Loans and borrowings	(3,072)	(3,072)	—	—	—	—
Total variable rate instruments	(1,262)	(1,262)	—	—	—	—
Total	(16,324)	(1,263)	(1)	(2)	(2,564)	(12,494)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Fixed rate instruments
Loans and borrowings	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Total fixed rate instruments	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Floating rate instruments
Cash and cash equivalents	1,556	1,556	—	—	—	—
Related party receivables	307	307	—	—	—	—
Bank overdrafts	(2)	(2)	—	—	—	—
Loans and borrowings	(3,130)	(3,130)	—	—	—	—
Total variable rate instruments	(1,269)	(1,269)	—	—	—	—
Total	(16,279)	(1,271)	(1)	(2)	(1,493)	(13,512)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group's floating rate liabilities and assets. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2013, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the 2013 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would have a $5 million impact and $1 million impact on the interest expense on the U.S. and European term loans, respectively, under the Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Senior Secured Credit Facilities.

Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2013, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 25 basis point decrease in interest rates would result in a $1 million decrease in interest expense.

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

The Group's exposure to commodity and other price risk arises principally from the purchase of resin, natural gas and aluminum. The Group generally purchases commodities at spot market prices and does not use commodity financial instruments or derivatives to hedge commodity prices, except for the items in the table below.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to hedge the Group's exposure in relation to the cost of resin (and its components), natural gas, diesel, electricity and aluminum.

The following table provides the detail of outstanding derivative contracts as of December 31, 2013:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	74,660	€1,445 - €1,585	Jan 2014 - Jan 2015
Resin futures	metric tonne	4,950	$1,860	Feb 2014 - Dec 2014
Resin swaps	kiloliter	26,200	JPY58,067 - JPY62,730	Mar 2014 - Nov 2014
Aluminum futures	metric tonne	23,210	$1,875 - $2,149	Jan 2014 - Nov 2014
Aluminum swaps	metric tonne	44,555	$1,770 - $2,356	Jan 2014 - Dec 2016*
Aluminum swaps	metric tonne	1,430	JPY186,449 - JPY186,458	Jan 2014 - Nov 2014
Natural gas swaps	million BTU	3,839,390	$3.36 - $4.41	Jan 2014 - Dec 2014
Ethylene swaps	metric tonne	6,540	€1,240	Feb 2014 - Jan 2015
Ethylene swaps	pound	3,285,670	$0.47 - $0.48	Jan 2014 - Apr 2014
Polymer-grade propylene swaps	pound	22,400,000	$0.66	Feb 2014
Benzene swaps	U.S. liquid gallon	12,318,321	$4.55 - $4.65	Jan 2014 - Apr 2014
Diesel swaps	U.S. liquid gallon	23,729,773	$3.08 - $4.01	Jan 2014 - Dec 2014
Electricity swaps	megawatt hour	78,206	NZD$65.00 - NZD$72.76	Jan 2014 - Dec 2014
Corn swaps	bushel	359,000	$4.75 - $5.87	Jan 2014 - Dec 2014

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2013, the Group recognized an unrealized gain of $5 million (2012: unrealized gain of $7 million; 2011: unrealized loss of $26 million) as a component of other income in the statements of comprehensive income. During the year ended December 31, 2013, the Group recognized a realized loss of $17 million (2012: realized gain of $7 million; 2011: realized gain of $7 million) as a component of cost of sales in the statements of comprehensive income.

There would be no material impact on the statement of comprehensive income from a revaluation of derivative contracts as of December 31, 2013 assuming a 10% parallel upwards or downwards movement in the price curve used to value the contracts and assuming all other variables remain constant.

22.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse global operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group, subject to certain Group-determined limits. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

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

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12-month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses including the servicing of financial obligations. As of December 31, 2013, the Group had $1,486 million of cash on hand, net of bank overdrafts.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2013, the Group had undrawn lines of credit under the revolving facilities

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

of the 2013 Credit Agreement totaling $51 million and €39 million ($54 million) (2012: $51 million and €65 million ($86 million) under the 2012 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2013
Non-derivative financial liabilities
Bank overdrafts	(4)	(4)	(4)	—	—	—	—
Trade and other payables	(1,799)	(1,799)	(1,799)	—	—	—	—
Loans and borrowings	(17,937)	(25,681)	(1,088)	(640)	(1,277)	(8,665)	(14,011)
	(19,740)	(27,484)	(2,891)	(640)	(1,277)	(8,665)	(14,011)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	12	8	4	—	—	—
Outflows	(3)	(15)	(7)	(7)	(1)	—	—
	(3)	(3)	1	(3)	(1)	—	—
Total	(19,743)	(27,487)	(2,890)	(643)	(1,278)	(8,665)	(14,011)

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Non-derivative financial liabilities
Bank overdrafts	(2)	(2)	(2)	—	—	—	—
Trade and other payables	(1,808)	(1,808)	(1,808)	—	—	—	—
Loans and borrowings	(17,902)	(27,070)	(676)	(1,173)	(1,329)	(5,371)	(18,521)
	(19,712)	(28,880)	(2,486)	(1,173)	(1,329)	(5,371)	(18,521)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	8	6	2	—	—	—
Outflows	(8)	(16)	(9)	(7)	—	—	—
	(8)	(8)	(3)	(5)	—	—	—
Total	(19,720)	(28,888)	(2,489)	(1,178)	(1,329)	(5,371)	(18,521)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

22.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2013
Assets
Cash and cash equivalents	—	—	1,490	—	1,490	1,490
Current and non-current receivables	—	—	1,869	—	1,869	1,869
Derivative financial assets:
Commodity and foreign currency derivatives	12	—	—	—	12	12
Embedded derivatives	437	—	—	—	437	437
Total assets	449	—	3,359	—	3,808	3,808
Liabilities
Bank overdrafts	—	—	—	(4)	(4)	(4)
Trade and other payables	—	—	—	(1,799)	(1,799)	(1,799)
Other payables	—	—	—	(41)	(41)	(41)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(15)	—	—	—	(15)	(15)
Loans and borrowings	—	—	—	(17,937)	(17,937)	(19,019)
Total liabilities	(15)	—	—	(19,781)	(19,796)	(20,878)

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2012
Assets
Cash and cash equivalents	—	—	1,556	—	1,556	1,556
Current and non-current receivables	—	—	1,797	—	1,797	1,797
Derivative financial assets:
Commodity and foreign currency derivatives	5	—	—	—	5	5
Embedded derivatives	374	—	—	—	374	374
Total assets	379	—	3,353	—	3,732	3,732
Liabilities
Bank overdrafts	—	—	—	(2)	(2)	(2)
Trade and other payables	—	—	—	(1,808)	(1,808)	(1,808)
Other non-current payables	—	—	—	(53)	(53)	(53)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(13)	—	—	—	(13)	(13)
Loans and borrowings	—	—	—	(17,902)	(17,902)	(18,919)
Total liabilities	(13)	—	—	(19,765)	(19,778)	(20,795)

The methods used in determining fair values of financial instruments are disclosed in note 3.3 and note 3.4.

22.6    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group's financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(3)	—	(3)
Embedded derivatives	—	437	—	437
Total	—	434	—	434

As of December 31, 2012
Financial assets at fair value through profit or loss:
Derivative financial assets:
Commodity and foreign currency derivatives, net	—	(8)	—	(8)
Embedded derivatives	—	374	—	374
Total	—	366	—	366

There were no transfers between any levels during the years ended December 31, 2013 and 2012.

23.     Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Short-term employee benefits	12	9	13
Total compensation expense to key management personnel	12	9	13

There were no transactions with key management personnel during the years ended December 31, 2013, 2012 and 2011.

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

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2013	2012	2011	2013	2012
Transactions with the immediate and ultimate parent companies
Due to ultimate parent(a)	—	—	—	(1)	(1)
Transactions with joint ventures
Sale of goods and services(b)	221	186	146	59	46
Transactions with other related parties
Trade receivables
BPC United States Inc.				—	—

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2013	2012	2011	2013	2012
Sale of services	—	—	3
Carter Holt Harvey Limited				—	—
Sale of goods	1	—	3
Carter Holt Harvey Packaging Pty Limited				—	—
Sale of goods	—	—	4
Carter Holt Harvey Pulp & Paper Limited				—	—
Sale of goods	2	2	3
FRAM Group Operations LLC				1	1
Recharges	2	3	—
Sale of goods	1	1	—
Rank Group North America, Inc.				1	—
Recharges	3	—	—
United Components, Inc				—	—
Recharges	1	—	—
Trade payables
Carter Holt Harvey Limited				—	—
Purchase of goods	(11)	(11)	(10)
Carter Holt Harvey Pulp & Paper Limited				(6)	(2)
Purchase of goods	(35)	(29)	(38)
Rank Group Limited				(10)	(18)
Recharges(c)	(12)	(31)	(121)
Management fee(d)	(38)	(32)	—
Rank Group North America, Inc.				—	—
Recharges(e)	(18)	(20)	—
Loans receivable
Rank Group Limited(f)				324	307
Interest income	18	17	16
Loans payable
LQ70 (BPTA) Pty Limited				—	—
Loan advanced	(2)	—	—
Reynolds Treasury (NZ) Limited(g)				—	—
Loan advanced	—	—	(25)
Interest expense	—	(1)	(1)
Receivable related to transfer of tax losses to:
Carter Holt Harvey Limited	—	—	—	5	5
Payable related to transfer of tax losses to:
Burns Philp (New Zealand) Limited				(5)	(4)
Transfer of tax losses	(1)	—	—
Evergreen Packaging New Zealand Limited				—	—
Transfer of tax losses	—	(3)	—
Rank Group Investments Limited				(6)	(3)
Transfer of tax losses	(4)	—	—
Reynolds Packaging Group (NZ) Limited				—	—
Transfer of tax losses	—	(7)	—

(a)	The advance due to Packaging Holdings Limited is non-interest bearing, unsecured and repayable on demand.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

(d)	Represents a management fee paid to Rank Group Limited for management, consulting, monitoring and advisory services. Refer to note 28.

(e)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(f)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the year ended December 31, 2013, interest was charged at 5.89% to 5.94% (2012: 5.89% to 5.99%; 2011: 5.90% to 6.25%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(g)
On August 23, 2011, the Group borrowed the euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3-month EURIBOR rate, plus 4.875%. The loan was unsecured and was repaid on June 8, 2012.

24.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.	Dec-31	Argentina	100	100	100
Graham Packaging San Martin S.A.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A.	Dec-31	Argentina	100	100	100
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(a)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA (formerly Graham Packaging Belgium N.V.)	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA (formerly Graham Packaging Lummen N.V.)	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio S.A.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD (in liquidation) (b)	Dec-31	Bulgaria	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company (formerly Graham Packaging Canada Limited)	Dec-31	Canada	100	100	100
Pactiv Canada, Inc	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
Zhejing Zhongbao Packaging Co., Ltd	Dec-31	China	62.5	62.5	62.5

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S. (c)	Dec-31	Colombia	100	—	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.a.r.l.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.a.r.l.	Dec-31	France	100	100	100
SIG Combibloc S.a.r.l.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Closure Systems International Machinery (Germany) GmbH (d)	Dec-31	Germany	100	—	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (in liquidation) (e)	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH	Dec-31	Germany	100	100	100
SIG Beverages Germany GmbH (f)	Dec-31	Germany	—	100	—
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
Crystal Insurance Comp. Ltd. (g)	Dec-31	Guernsey	—	100	—
SIG Asset Holdings Limited (in liquidation) (h)	Dec-31	Guernsey	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited (in liquidation) (i)	Dec-31	Hong Kong	—	100	—
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
SIG Combibloc Limited (in liquidation) (j)	Dec-31	Hong Kong	100	100	100
Technegen International Limited (k)	Dec-31	Hong Kong	100	—	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Dec-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation) (l)	Dec-31	India	—	100	—
PT. Graham Packaging Indonesia	Mar-31	Indonesia	100	100	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) I S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) II S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
Bienes Industriales del Norte, S.A. de C.V (m)	Dec-31	Mexico	—	100	—
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.(n)	Dec-31	Mexico	—	100	—
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesoriìa en Plaìstico, S. de R.L. de C.V. (formerly Asesores y Consultores Graham, S. de R.L. de C.V.) (o)	Dec-31	Mexico	100	100	100
Middle America M.A., S.A. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv NA III S. de R.L. de C.V. (p)	Dec-31	Mexico	—	—	—
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (q)	Dec-31	Mexico	—	100	—
Tecnicos de Tapas Innovativas, S.A. de C.V (r)	Dec-31	Mexico	—	100	—
Closures Systems International Nepal Private Limited	Dec-31	Nepal	100	100	100
Beverage Packaging Holdings (Netherlands) B.V. (s)	Jul-31	Netherlands	—	100	—
BPTE B.V. (t)	Dec-31	Netherlands	100	—	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Pactiv Europe B.V. (in liquidation) (u)	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V.(s)	Dec-31	Netherlands	—	100	—
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	50	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.	Dec-31	Turkey	100	100	100
SIG Combibloc Paketleme ve Ticaret Limited Sirketi	Dec-31	Turkey	50	50	50
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging U.K. Limited (v)	Dec-31	United Kingdom	—	100	—
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	—	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	—	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd. (w)	Dec-31	United Kingdom	—	100	—
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc. (x)	Dec-31	U.S.A.	100	—	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc. (y)	Dec-31	U.S.A.	—	100	—
Evergreen Packaging USA Inc. (y)	Dec-31	U.S.A.	—	100	—
GPACSUB LLC	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. I	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. II	Dec-31	U.S.A.	100	100	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging GP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Minster LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Technological Specialties LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging West Jordan, LLC	Dec-31	U.S.A.	100	100	100
Graham Recycling Company L.P.	Dec-31	U.S.A.	100	100	100
International Tray Pads & Packaging, Inc (z)	Dec-31	U.S.A.	—	100	—
Master Containers, Inc. (aa)	Dec-31	U.S.A.	100	—	100
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Pactiv Packaging Inc. (formerly PWP Industries, Inc.)	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Inc. (formerly Reynolds Foil Inc.)	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc. (formerly Reynolds Consumer Products, Inc.)	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA, LLC	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Spirit Foodservice, Inc. (aa)	Dec-31	U.S.A.	100	—	100
Spirit Foodservice Products, Inc. (aa)	Dec-31	U.S.A.	100	—	100
Trans Western Polymers, Inc. (ab)	Dec-31	U.S.A.	100	—	100
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.	Dec-31	Venezuela	100	100	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	The Group has the control and it has the power to govern the financial and operating policies of the entity

(b)	Placed into voluntary liquidation on July 23, 2013

(c)	Incorporated on October 18, 2013

(d)	Acquired on December 6, 2013

(e)	Placed into voluntary liquidation on December 2, 2013

(f)	Merged into SIG Euro Holding AG & Co. KGaA on October 10, 2013

(g)	Placed into voluntary liquidation on September 18, 2013 and dissolved on December 18, 2013

(h)	Placed into voluntary liquidation on October 1, 2013

(i)	Deregistered on August 9, 2013

(j)	Placed into voluntary liquidation on November 15, 2013

(k)	Incorporated on December 9, 2013

(l)	Dissolved on March 8, 2013

(m)	Merged into CSI en Saltillo S. de R.L. de C.V on November 1, 2013

(n)	Liquidated and deregistered on August 2, 2013

(o)	Changed name to Innovacion y Asesoria en Plastico, S. de R.L. de C.V. on July 18, 2013

(p)
Incorporated on November 4, 2013 under the name Pactiv NA III LLC in the United States. On November 28, 2013 Pactiv NA III LLC redomiciled to Mexico and changed its name to Pactiv NA III S. de R.L. de C.V. On December 3, 2013 Pactiv NA III S. de R.L. de C.V. merged into Pactiv Mexico S. de R.L. de C.V.

(q)	Deregistered on July 12, 2013

(r)	Liquidated and deregistered on November 12, 2013

(s)	Merged into Reynolds Packaging International B.V. on December 21, 2013

(t)	The shares in BPTE B.V. were acquired at fair value on December 13, 2013 from LQ70 (BPTA) Pty Limited, a related party

(u)	Placed into voluntary liquidation on September 30, 2013

(v)	Placed into voluntary liquidation on February 5, 2013 and dissolved on December 26, 2013

(w)	Deregistered on December 10, 2013

(x)	Incorporated on May 9, 2013

(y)	Merged into Evergreen Packaging Inc. on December 31, 2013

(z)	Merged into Pactiv LLC on November 1, 2013

(aa)	Acquired on March 15, 2013

(ab)	Acquired on November 4, 2013

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

25.    Business combinations

Trans Western Polymers, Inc.

On November 4, 2013, the Group acquired the shares of Trans Western Polymers, Inc. ("Trans Western") for an aggregate purchase price of $69 million, net of debt assumed of $21 million, which was repaid by the Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags. The operating results of Trans Western have been included in the Reynolds Consumer Products segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

Spirit Foodservice Products, Inc.

On March 15, 2013, the Group acquired the shares of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million. The consideration was paid in cash. Spirit Foodservice Products Inc. is a producer of extruded polystyrene cups, injection-molded polystyrene products such as cutlery and utensils and extruded polypropylene products. The operating results of Spirit have been included in the Pactiv Foodservice segment since the date of the acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

International Tray Pads & Packaging, Inc. and Interplast Packaging Inc.

On September 19, 2012, the Group acquired the shares of International Tray Pads & Packaging, Inc., which manufactures meat and poultry pads, furniture shipping pads, medical wadding and related products. On September 24, 2012, the Group acquired the business of Interplast Packaging Inc., which manufactures egg cartons for use in retail packaging of specialty eggs. The operating results of International Tray Pads & Packaging, Inc. and Interplast Packaging, Inc. have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. Combined, the consideration paid was $30 million. These acquisitions did not have a material effect on the Group's financial condition or results of operations.

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $65 million, EBITDA of $104 million and Adjusted EBITDA of $155 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed, on a pro forma basis, additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011. The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

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

26.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2013	2012
Less than one year	110	111
Between 1 and 5 years	220	222
More than 5 years	88	79
Total	418	412

During the year ended December 31, 2013, $144 million of operating lease expense was recognized in the statement of comprehensive income as a component of profit or loss (2012: $135 million; 2011: $107 million).

27.    Capital commitments

As of December 31, 2013, the Group had entered into contracts to incur capital expenditures of $142 million (2012: $177 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

28.    Contingencies

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of 1.5% of the Group’s EBITDA (as defined in the financing agreements) for the previous year. The Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the Group’s ultimate shareholder, charged the Group a Management Fee of $38 million and $32 million during the years ended December 31, 2013 and 2012, respectively. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009, however the 2013 Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of those years.
Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2013, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 18. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

29.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 18).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of December 31, 2013 and 2012 and the related statements of financial performance and cash flows for the each of the years ended December 31, 2013, 2012, and 2011 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 18);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statement of financial performance and consolidating statement of cash flows for the years ended December 31, 2013, 2012 and 2011 and the consolidating consolidated statement of financial position as of December 31, 2013, 2012 and 2011 reflect the current guarantor structure of the Group.

The presentation of certain items in prior years has changed to conform to current year presentation. These adjustments do not impact the consolidated ending balances, nor do they have a material impact on the individual guarantor categories or the presentation as a whole.

In conjunction with the repayment of the 2007 Notes, BP II guaranteed the Reynolds Notes. In conjunction with the entry into the 2013 Credit Agreement, certain entities that were previously guarantors of the Reynolds Notes were released as guarantors. Comparative information has been represented to reflect the revised guarantor structure that resulted from these transactions.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed combined statements of financial performance, financial position and cash flows of each of the companies listed above, together with the condensed combined statements of financial performance, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in note 3 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Condensed consolidating statement of financial performance

	For the year ended December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	12,239	2,094	(360)	13,973
Cost of sales	—	—	(9,952)	(1,729)	360	(11,321)
Gross profit	—	—	2,287	365	—	2,652
Other income, other expenses and share of equity method earnings, net of income tax	(83)	—	193	(17)	(192)	(99)
Selling, marketing and distribution expenses	—	—	(294)	(49)	—	(343)
General and administration expenses	—	—	(835)	(95)	—	(930)
Profit (loss) from operating activities ("EBIT")	(83)	—	1,351	204	(192)	1,280
Financial income	18	1,173	15	82	(1,121)	167
Financial expenses	—	(1,024)	(1,487)	(21)	1,121	(1,411)
Net financial income (expenses)	18	149	(1,472)	61	—	(1,244)
Profit (loss) before income tax	(65)	149	(121)	265	(192)	36
Income tax (expense) benefit	(5)	(124)	76	(51)	—	(104)
Profit (loss) for the year	(70)	25	(45)	214	(192)	(68)
Other changes to other comprehensive income	496	—	493	39	(532)	496
Total comprehensive income (loss) for the year	426	25	448	253	(724)	428

Profit (loss) attributable to:
Equity holder of the Group	(70)	25	(45)	212	(192)	(70)
Non-controlling interests	—	—	—	2	—	2
	(70)	25	(45)	214	(192)	(68)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	426	25	448	251	(724)	426
Non-controlling interests	—	—	—	2	—	2
	426	25	448	253	(724)	428

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Condensed consolidating statement of financial position

	As of December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,258	232	—	1,490
Trade and other receivables	5	—	508	995	—	1,508
Inventories	—	—	1,423	224	—	1,647
Inter-group receivables	—	293	3	—	(296)	—
Other assets	—	1	108	26	—	135
Total current assets	5	294	3,300	1,477	(296)	4,780
Investments in subsidiaries, associates and joint ventures	—	—	1,932	147	(1,930)	149
Property, plant and equipment	—	—	3,680	673	—	4,353
Intangible assets	—	—	11,561	494	—	12,055
Inter-group receivables	—	12,871	477	200	(13,548)	—
Other assets	324	437	223	62	—	1,046
Total non-current assets	324	13,308	17,873	1,576	(15,478)	17,603
Total assets	329	13,602	21,173	3,053	(15,774)	22,383
Liabilities
Trade and other payables	17	284	1,135	363	—	1,799
Borrowings	1	—	29	441	—	471
Inter-group payables	—	—	293	3	(296)	—
Other liabilities	8	—	448	67	—	523
Total current liabilities	26	284	1,905	874	(296)	2,793
Borrowings	—	12,832	4,634	—	—	17,466
Deficit in subsidiaries	533	—	—	—	(533)	—
Inter-group liabilities	21	140	13,069	318	(13,548)	—
Other liabilities	—	136	2,098	121	—	2,355
Total non-current liabilities	554	13,108	19,801	439	(14,081)	19,821
Total liabilities	580	13,392	21,706	1,313	(14,377)	22,614
Net assets (liabilities)	(251)	210	(533)	1,740	(1,397)	(231)
Equity
Equity attributable to equity holder of the Group	(251)	210	(533)	1,720	(1,397)	(251)
Non-controlling interests	—	—	—	20	—	20
Total equity (deficit)	(251)	210	(533)	1,740	(1,397)	(231)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Condensed consolidating statement of cash flows

	For the year ended December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(38)	(1,016)	675	207	957	785

Cash flow from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	—	—	(652)	(72)	—	(724)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	20	—	—	20
Acquisition of businesses, net of cash acquired	—	—	(107)	—	—	(107)
Proceeds from insurance claims	—	—	14	—	—	14
Net related party advances (repayments)	14	—	(41)	(25)	52	—
Related party interest received	3	954	—	—	(957)	—
Other	—	—	5	28	—	33
Net cash from (used in) investing activities	17	954	(761)	(69)	(905)	(764)

Net cash from (used in) financing activities
Drawdown of loans and borrowings	—	—	3,849	117	—	3,966
Repayment of loans and borrowings	—	—	(3,842)	(197)	—	(4,039)
Net related party borrowings	21	62	11	(42)	(52)	—
Payment of debt transaction costs	—	—	(25)	—	—	(25)
Other	—	—	(1)	(2)	—	(3)
Net cash from (used in) financing activities	21	62	(8)	(124)	(52)	(101)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Condensed consolidating statement of financial performance

	For the year ended December 31, 2012
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	12,165	2,025	(360)	13,830
Cost of sales	—	—	(9,798)	(1,772)	360	(11,210)
Gross profit	—	—	2,367	253	—	2,620
Other income, other expenses and share of equity method earnings, net of income tax	(111)	—	77	2	(47)	(79)
Selling, marketing and distribution expenses	—	—	(296)	(52)	—	(348)
General and administration expenses	—	—	(860)	(101)	—	(961)
Profit (loss) from operating activities ("EBIT")	(111)	—	1,288	102	(47)	1,232
Financial income	17	1,203	133	—	(1,067)	286
Financial expenses	—	(1,130)	(1,630)	3	1,067	(1,690)
Net financial income (expenses)	17	73	(1,497)	3	—	(1,404)
Profit (loss) before income tax	(94)	73	(209)	105	(47)	(172)
Income tax (expense) benefit	(5)	(23)	129	(27)	—	74
Profit (loss) for the year	(99)	50	(80)	78	(47)	(98)
Other changes to other comprehensive income	(59)	(3)	(79)	115	(33)	(59)
Total comprehensive income (loss) for the period	(158)	47	(159)	193	(80)	(157)

Profit (loss) attributable to:
Equity holder of the Group	(99)	50	(80)	77	(47)	(99)
Non-controlling interests	—	—	—	1	—	1
	(99)	50	(80)	78	(47)	(98)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	(158)	47	(159)	192	(80)	(158)
Non-controlling interests	—	—	—	1	—	1
	(158)	47	(159)	193	(80)	(157)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Condensed consolidating statement of financial position

	As of December 31, 2012
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,337	219	—	1,556
Trade and other receivables	10	—	430	1,003	—	1,443
Inventories	—	—	1,373	239	—	1,612
Inter-group receivables	—	293	—	—	(293)	—
Other assets	—	1	121	29	—	151
Total current assets	10	294	3,261	1,490	(293)	4,762
Investments in subsidiaries, associates and joint ventures	—	—	1,844	138	(1,841)	141
Property, plant and equipment	—	—	3,633	730	—	4,363
Intangible assets	—	—	11,751	523	—	12,274
Inter-group receivables	16	12,802	392	182	(13,392)	—
Other assets	307	285	295	54	—	941
Total non-current assets	323	13,087	17,915	1,627	(15,233)	17,719
Total assets	333	13,381	21,176	3,117	(15,526)	22,481
Liabilities
Trade and other payables	17	294	1,144	353	—	1,808
Borrowings	1	—	27	496	—	524
Inter-group payables	—	—	293	—	(293)	—
Other liabilities	9	3	449	64	—	525
Total current liabilities	27	297	1,913	913	(293)	2,857
Borrowings	—	12,808	4,569	1	—	17,378
Deficit in subsidiaries	983	—	—	—	(983)	—
Inter-group liabilities	—	77	12,908	407	(13,392)	—
Other liabilities	—	12	2,769	121	—	2,902
Total non-current liabilities	983	12,897	20,246	529	(14,375)	20,280
Total liabilities	1,010	13,194	22,159	1,442	(14,668)	23,137
Net assets (liabilities)	(677)	187	(983)	1,675	(858)	(656)
Equity
Equity attributable to equity holder of the Group	(677)	187	(983)	1,654	(858)	(677)
Non-controlling interests	—	—	—	21	—	21
Total equity	(677)	187	(983)	1,675	(858)	(656)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Condensed consolidating statement of cash flows

	For the year ended December 31, 2012
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities(a)	(32)	(996)	1,653	(668)	961	918

Cash from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	—	—	(538)	(112)	—	(650)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	32	—	—	32
Proceeds from insurance claims	—	—	6	—	—	6
Acquisition of businesses, net of cash acquired	—	—	(33)	—	—	(33)
Disposal of business, net of cash disposed	—	—	95	—	—	95
Net related party advances (repayments)	—	(2,722)	(165)	(12)	2,899	—
Related party interest received	—	961	—	—	(961)	—
Related party investment in subsidiaries	—	—	(200)	—	200	—
Other	32	—	3	8	(32)	11
Net cash from (used in) investing activities	32	(1,761)	(800)	(116)	2,106	(539)

Cash from (used in) financing activities
Drawdown of loans and borrowings	—	4,500	2,636	553	—	7,689
Repayment of loans and borrowings	—	(1,697)	(5,227)	(80)	—	(7,004)
Net related party borrowings	—	—	2,711	165	(2,899)	(23)
Payment of debt transaction costs(a)	—	(46)	(52)	(7)	—	(105)
Proceeds from issuance of share capital	—	—	—	200	(200)	—
Other	—	—	(32)	(2)	32	(2)
Net cash from (used in) financing activities	—	2,757	36	829	(3,067)	555

(a) The net cash from (used in) operating activities and the payment of debt transaction costs lines have been reclassified from the amounts issued in the prior year financial statements by $18 million. This change was done to properly reflect the amounts reported in the consolidated statement of cash flows for the period.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Condensed consolidating statement of financial performance

	For the year ended December 31, 2011
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,601	1,539	(321)	11,819
Cost of sales	—	—	(8,667)	(1,385)	321	(9,731)
Gross profit	—	—	1,934	154	—	2,088
Other income, other expenses and share of equity method earnings, net of income tax	(498)	—	(178)	(2)	484	(194)
Selling, marketing and distribution expenses	—	—	(294)	(53)	—	(347)
General and administration expenses	(2)	—	(676)	(52)	—	(730)
Profit (loss) from operating activities ("EBIT")	(500)	—	786	47	484	817
Financial income	16	695	2	19	(710)	22
Financial expenses	—	(728)	(1,373)	(29)	710	(1,420)
Net financial income (expenses)	16	(33)	(1,371)	(10)	—	(1,398)
Profit (loss) before income tax	(484)	(33)	(585)	37	484	(581)
Income tax (expense) benefit	(4)	13	87	(1)	—	95
Profit (loss) for the year	(488)	(20)	(498)	36	484	(486)
Other changes to other comprehensive income	(358)	29	(356)	317	10	(358)
Total comprehensive income (loss) for the period	(846)	9	(854)	353	494	(844)

Profit (loss) attributable to:
Equity holder of the Group	(488)	(20)	(498)	34	484	(488)
Non-controlling interests	—	—	—	2	—	2
	(488)	(20)	(498)	36	484	(486)

Total comprehensive income (loss) attributable to:
Equity holder of the Group	(846)	9	(854)	352	494	(845)
Non-controlling interests	—	—	—	1	—	1
	(846)	9	(854)	353	494	(844)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

Condensed consolidating statement of cash flows

	For the year ended December 31, 2011
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	—	(547)	454	7	529	443

Cash from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	—	—	(412)	(108)	—	(520)
Proceeds from sale of property, plant and equipment, investment properties, intangible assets and other assets	—	—	58	13	—	71
Acquisition of intangible assets	—	—	—	—	—	—
Acquisition of businesses, net of cash acquired	—	—	(2,048)	—	—	(2,048)
Net related party advances (repayments)	—	(4,427)	(31)	88	4,370	—
Related party interest received	—	529	—	—	(529)	—
Pre-acquisition advance to Graham Packaging	—	—	(20)	—	—	(20)
Other	—	1	5	9	—	15
Net cash from (used in) investing activities	—	(3,897)	(2,448)	2	3,841	(2,502)

Cash from (used in) financing activities
Drawdown of loans and borrowings	—	4,482	4,676	13	—	9,171
Repayment of loans and borrowings	—	—	(6,648)	(4)	—	(6,652)
Payment of liabilities arising from Graham Packaging acquisition	—	—	(252)	—	—	(252)
Net related party borrowings	—	29	4,364	2	(4,370)	25
Payment of debt transaction costs	—	(92)	(187)	—	—	(279)
Other	—	—	(5)	(2)	—	(7)
Net cash from (used in) financing activities	—	4,419	1,948	9	(4,370)	2,006

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2013

30.    Subsequent events

There have been no events subsequent to December 31, 2013 which would require accrual or disclosure in these consolidated financial statements.

Beverage Packaging Holdings Group

Combined financial statements for the year ended
December 31, 2013

Beverage Packaging Holdings Group

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Boards of Directors of Beverage Packaging Holdings (Luxembourg) I S.A. and Beverage Packaging Holdings (Luxembourg) II S.A.:

In our opinion, the accompanying combined statements of financial position and the related combined statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings Group and its subsidiaries (the "Group") at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2.6 and note 19 to the combined financial statements, the Group changed the manner in which it accounts for post-employment benefits in 2013.

PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 26, 2014

Beverage Packaging Holdings Group
Combined statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2013	2012(1)	2011(1)
Revenue		13,973	13,830	11,819
Cost of sales	*	(11,321)	(11,210)	(9,731)
Gross profit		2,652	2,620	2,088
Other income	6	55	126	57
Selling, marketing and distribution expenses	*	(343)	(348)	(347)
General and administration expenses	*	(930)	(961)	(728)
Other expenses	7	(142)	(200)	(268)
Share of profit of associates and joint ventures, net of income tax	16	26	27	17
Profit from operating activities		1,318	1,264	819
Financial income	10	149	268	6
Financial expenses	10	(1,411)	(1,690)	(1,420)
Net financial expenses		(1,262)	(1,422)	(1,414)
Profit (loss) before income tax		56	(158)	(595)
Income tax (expense) benefit	11	(99)	78	99
Profit (loss) for the year		(43)	(80)	(496)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(82)	(4)	(27)
Transfers from foreign currency translation reserve into profit (loss)		(33)	—	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	19	611	(71)	(331)
Total other comprehensive income (loss), net of income tax		496	(75)	(358)
Total comprehensive income (loss)		453	(155)	(854)
Profit (loss) attributable to:
Equity holder of the Group		(45)	(81)	(498)
Non-controlling interests		2	1	2
		(43)	(80)	(496)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		451	(156)	(855)
Non-controlling interests		2	1	1
		453	(155)	(854)

(1)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

*	For information on expenses by nature, refer to notes 8, 9, 13, 14, 15, 19, 20 and 26.

The combined statements of comprehensive income should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Combined statements of financial position

		As of December 31,		As of January 1,
(In $ million)	Note	2013	2012(1)	2012(1)
Assets
Cash and cash equivalents		1,490	1,556	597
Trade and other receivables	12	1,503	1,433	1,504
Inventories	13	1,647	1,612	1,764
Current tax assets	11	14	46	39
Assets held for sale		36	21	70
Derivatives	22	12	5	1
Other assets		73	79	65
Total current assets		4,775	4,752	4,040
Non-current receivables	12	59	47	55
Investments in associates and joint ventures	16	149	141	119
Deferred tax assets	11	49	42	29
Property, plant and equipment	14	4,353	4,363	4,546
Intangible assets	15	12,055	12,274	12,545
Derivatives	22	437	374	122
Other assets		199	171	115
Total non-current assets		17,301	17,412	17,531
Total assets		22,076	22,164	21,571
Liabilities
Bank overdrafts		4	2	3
Trade and other payables	17	1,782	1,791	1,749
Liabilities directly associated with assets held for sale		38	—	30
Borrowings	18	470	523	520
Current tax liabilities	11	133	140	161
Derivatives	22	14	13	16
Employee benefits	19	243	270	228
Provisions	20	83	91	98
Total current liabilities		2,767	2,830	2,805
Non-current payables	17	41	53	38
Borrowings	18	17,466	17,394	16,641
Deferred tax liabilities	11	1,474	1,154	1,386
Derivatives	22	1	—	—
Employee benefits	19	743	1,575	1,338
Provisions	20	96	120	134
Total non-current liabilities		19,821	20,296	19,537
Total liabilities		22,588	23,126	22,342
Net liabilities		(512)	(962)	(771)
Equity
Share capital	21	2,311	1,385	1,417
Reserves		(1,059)	(1,555)	(1,487)
Accumulated losses		(1,784)	(813)	(723)
Equity (deficit) attributable to equity holder of the Group		(532)	(983)	(793)
Non-controlling interests		20	21	22
Total equity (deficit)		(512)	(962)	(771)

(1)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

The combined statements of financial position should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Combined statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2011)(2)		1,417	329	(1,459)	(225)	62	23	85
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(498)	(498)	2	(496)
Remeasurement of defined benefit plans, net of income tax	19	—	—	(331)	—	(331)	—	(331)
Foreign currency exchange translation reserve		—	(26)	—	—	(26)	(1)	(27)
Total comprehensive income (loss) for the year(2)		—	(26)	(331)	(498)	(855)	1	(854)
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance as of December 31, 2011(2)		1,417	303	(1,790)	(723)	(793)	22	(771)
Balance at the beginning of the year (January 1, 2012)		1,417	303	(1,790)	(723)	(793)	22	(771)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(81)	(81)	1	(80)
Remeasurement of defined benefit plans, net of income tax	19	—	—	(71)	—	(71)	—	(71)
Reclassification upon sale of business		—	—	7	(7)	—	—	—
Foreign currency exchange translation reserve		—	(4)	—	—	(4)	—	(4)
Total comprehensive income (loss) for the year(2)		—	(4)	(64)	(88)	(156)	1	(155)
Repayment of contributed capital	21	(32)	—	—	—	(32)	—	(32)
Purchase of non-controlling interest		—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2012(2)		1,385	299	(1,854)	(813)	(983)	21	(962)
Balance at the beginning of the year (January 1, 2013)		1,385	299	(1,854)	(813)	(983)	21	(962)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(45)	(45)	2	(43)
Remeasurement of defined benefit plans, net of income tax	19	—	—	611	—	611	—	611
Foreign currency exchange translation reserve(3)		—	(115)	—	—	(115)	—	(115)
Total comprehensive income (loss) for the year		—	(115)	611	(45)	451	2	453
Capital restructure(4)	21	926	—	—	(926)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2013		2,311	184	(1,243)	(1,784)	(532)	20	(512)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

(3)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of foreign currency translation losses, which had been accumulated in equity, were recognized in profit (loss).

(4)
On December 12, 2013, Beverage Packaging Holdings (Luxembourg) I S.A. converted a portion of its statutory retained earnings into capital through a capital restructure. Refer to note 21.1 for additional information.

The combined statements of changes in equity (deficit) should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Combined statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2013	2012(1)(2)	2011(1)(2)
Cash flows from operating activities
Profit (loss)		(43)	(80)	(496)
Adjustments for:
Depreciation and amortization		1,020	1,134	972
Impairment charges		59	52	12
Foreign currency adjustments		46	8	7
Change in fair value of derivatives		(6)	(7)	26
(Gain) loss on sale or disposal of businesses and non-current assets		(15)	(84)	(4)
Share of profit of associates and joint ventures, net of income tax	16	(26)	(27)	(17)
Net financial expenses		1,262	1,422	1,414
Premium on extinguishment of loans and borrowings		(18)	(101)	—
Interest paid		(1,342)	(1,427)	(1,003)
Income tax expense (benefit)		99	(78)	(99)
Income taxes paid, net of refunds received		(133)	(133)	(88)
Change in trade and other receivables		(75)	69	(56)
Change in inventories		(56)	157	(171)
Change in trade and other payables		(33)	(19)	(8)
Change in provisions and employee benefits		77	91	(46)
Change in other assets and liabilities		4	(27)	—
Net cash from operating activities		820	950	443
Cash flows used in investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties		(724)	(650)	(520)
Proceeds from sale of property, plant and equipment, investment properties and other assets		20	32	71
Proceeds from insurance claims		14	6	—
Acquisition of businesses and investments in joint ventures, net of cash acquired	25	(107)	(33)	(2,048)
Disposal of businesses, net of cash disposed		—	95	—
Pre-acquisition advance to Graham Packaging		—	—	(20)
Related party loan advance	23	(21)	—	—
Other		33	11	15
Net cash used in investing activities		(785)	(539)	(2,502)
Cash flows from financing activities
Drawdown of loans and borrowings		3,966	7,689	9,171
Repayment of loans and borrowings		(4,039)	(7,004)	(6,652)
Payment of liabilities arising from acquisition of Graham Packaging*		—	—	(252)
Related party borrowings (repayments)		(14)	(23)	25
Payment of debt transaction costs		(25)	(105)	(279)
Repayment of contributed capital		—	(32)	—
Other		(3)	(2)	(7)
Net cash from (used in) financing activities		(115)	523	2,006
Net increase (decrease) in cash and cash equivalents		(80)	934	(53)
Cash and cash equivalents at the beginning of the year		1,554	594	651
Effect of exchange rate fluctuations on cash and cash equivalents		12	26	(4)
Cash and cash equivalents as of December 31		1,486	1,554	594
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,490	1,556	597
Bank overdrafts		(4)	(2)	(3)

Beverage Packaging Holdings Group
Combined statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2013	2012(1)(2)	2011(1)(2)
Cash and cash equivalents as of December 31		1,486	1,554	594

(1)	The information presented has been revised to reflect the change to the indirect method presentation. Refer to note 2.6 for additional information.

(2)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

*	Includes amounts paid under a pre-acquisition income tax receivable agreement with certain pre-IPO shareholders that required payment as a result of the acquisition.

The combined statements of cash flows should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Combined statements of cash flows

Acquisitions and disposals of businesses

	For the year ended December 31,
	2013		2012		2011
(In $ million)	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(101)	—	(30)	—	(2,192)	—
Net cash (bank overdraft) acquired (disposed of)	—	—	—	—	144	—
Consideration received, satisfied in notes receivable	—	—	—	—	—	—
Consideration subject to post-closing adjustments	—	—	—	—	—	—
	(101)	—	(30)	—	(2,048)	—
Cash and cash equivalents, net of bank overdrafts	—	—	—	—	(144)	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	—	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	—	—	—
Net assets (acquired) disposed of	(101)	—	(30)	—	(2,192)	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	—	—	—	—	(144)	—
Trade and other receivables	(20)	—	(4)	—	(361)	—
Inventories	(22)	—	(2)	—	(350)	—
Current tax assets	—	—	—	—	(4)	—
Assets held for sale	—	—	—	—	(10)	—
Derivative assets	—	—	—	—	(9)	—
Investment in associates and joint ventures	—	—	—	—	(1)	—
Deferred tax assets	—	—	—	—	(6)	—
Property, plant and equipment	(37)	—	(6)	—	(1,526)	—
Intangible assets (excluding goodwill)	(23)	—	(21)	—	(2,463)	—
Goodwill	(36)	—	(1)	—	(1,754)	—
Other current and non-current assets	(1)	—	—	—	(36)	—
Trade and other payables	10	—	4	—	720	—
Current tax liabilities	—	—	—	—	39	—
Borrowings	21	—	—	—	2,851	—
Deferred tax liabilities	6	—	—	—	629	—
Provisions and employee benefits	1	—	—	—	233	—
Net assets (acquired) disposed of	(101)	—	(30)	—	(2,192)	—
Refer to note 25 for further details of acquisitions.

The combined statements of cash flows should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The combined financial statements of Beverage Packaging Holdings Group (the "Group") as of and for the year ended December 31, 2013 comprise the combination of:

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

The address of the registered office of BP I and BP II is: 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC Interpretations as issued by the International Accounting Standards Board ("IASB").

The combined financial statements were approved by the Boards of Directors (the “Directors”) on February 26, 2014 in Munsbach, Luxembourg (February 27, 2014 in Auckland, New Zealand).

2.2    Going concern

The combined financial statements have been prepared using the going concern assumption.

The combined statement of financial position as of December 31, 2013 presents negative equity of $512 million compared to negative equity of $962 million as of December 31, 2012. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Refer to note 3.2(c). The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

2.3    Basis of measurement

The combined financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the combined statement of comprehensive income, combined statement of changes in equity (deficit) and combined statement of cash flows for the current year is for the twelve month period ended December 31, 2013. Information for the comparative years is for the twelve month periods ended December 31, 2012 and December 31, 2011.

2.4    Presentation currency

These combined financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of the combined financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the combined financial statements is described in note 4.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

2.6    Comparative information

During the year ended December 31, 2013, the Group changed the presentation of the combined statement of cash flows from the direct method to the indirect method. Accordingly, the presentation of the combined statement of cash flows for the years ended December 31, 2012 and December 31, 2011 has been reclassified to conform to the 2013 presentation. This change had no financial impact.

Effective January 1, 2013, the Group adopted the revisions to IAS 19, "Employee Benefits" ("IAS 19R") on a retrospective basis in accordance with the provisions set out in the standard. All comparative information included in this report has been presented as if IAS 19R had been applied from the date the plans were acquired. In accordance with IAS 1, because the Group has applied the revised standard on a retrospective basis, the Group has included the January 1, 2012 combined statement of financial position together with the combined statements of financial position as of December 31, 2012 and December 31, 2013. Refer to note 19 for additional information regarding the adoption of IAS 19R.

During the year ended December 31, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. Since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration expense. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the year ended December 31, 2012. There was no impact on Adjusted EBITDA or the combined statement of cash flows. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of December 31, 2012. The adjustments did not have a material impact on any current or previously reported combined financial statements.

During the year ended December 31, 2012, the Group made adjustments to correct certain deferred tax balances for two errors identified during the year. The first adjustment was to increase income tax benefit and net profit by $3 million for an error in the recognition of unrecognized deferred tax assets for certain Luxembourg entities and was recorded in the second quarter of 2012. The second adjustment was to increase income tax benefit and net profit by $11 million for errors in tax basis depreciation and application of appropriate tax rates and was recorded in the fourth quarter of 2012. These adjustments had no impact on EBITDA, Adjusted EBITDA or the combined statement of cash flows for the year ended December 31, 2012. The adjustments did not have a material impact on any current or previously reported interim or annual combined financial statements.

During the year ended December 31, 2012, the Group identified errors in the first quarter, second quarter and third quarter valuations of embedded derivatives that were corrected in the fourth quarter of 2012. The errors and correction resulted in the (understatement) overstatement of first quarter, second quarter, third quarter and fourth quarter net financial expenses in 2012 by $3 million, $11 million, ($27 million) and $13 million, respectively. The adjustments had no impact on full year 2012 net financial expenses. These adjustments also had no impact on EBITDA, Adjusted EBITDA or the combined statement of cash flows for any quarter in 2012 and did not have a material impact on any previously reported interim combined financial statements in 2012.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these combined financial statements by all Group entities.

3.1    Basis of combination

The combined financial statements represent the combination of the financial statements of the BP I Group and BP II, a sister company to BP I, as prescribed under the requirements of certain indentures governing our indebtedness. Refer to note 18 for additional information on the Group's borrowings.

As the combined financial statements represent the combination of entities that do not have direct shareholdings in each other, consolidated financial statements of the Group cannot be prepared. Consequently, the number of shares and value of issued capital along with other items of equity and reserves in the combined statements of financial position represent the combination of the issued capital and other items of equity and reserves of BP I and BP II.

In preparing the combined financial statements of the Group, the effects of all transactions and balances between entities within the Group have been eliminated.

3.2    Basis of consolidation

(a)    Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control is achieved when the parent of the Group: has the power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns from the investee. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there have been changes to one or more of these three elements of control. The financial statements of the subsidiaries are included in the combined financial statements from the date control commences until the date that control ceases.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

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

Refer to note 25 for disclosure of acquisitions in the current and comparative years.

(b)    Joint ventures and associates

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies, generally accompanied by a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for using the equity method of accounting.

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

•
premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the share capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve; and

•
the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e., from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

(d)    Transactions eliminated on consolidation

Intra-group balances and unrealized items of income and expense arising from intra-group transactions are eliminated in preparing the combined financial statements. Unrealized gains arising from transactions with joint ventures and associates are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same manner as gains, but only to the extent that there is no evidence of impairment.

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

(b)    Foreign currency transactions

Foreign currency transactions are converted into the functional currency of the entity using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date.

Foreign currency transactional gains or losses are recognized in the statement of comprehensive income as a component of profit or loss, unless the underlying transaction is recognized directly in equity.

(c)    Foreign currency translations

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as part of the gain or loss on the sale.

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,		As of December 31,
	2013	2012	2013	2012
1 €	1.37	1.29	1.38	1.32
10 MXN	0.77	0.76	0.77	0.77
1 CA$	0.94	1.00	0.94	1.01

3.4    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, receivables, trade and other payables and interest bearing borrowings.

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

Non-derivative financial instruments are recognized initially at fair value, plus any directly attributable transaction costs for instruments not at fair value through the profit or loss. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

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

(a)    Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included in borrowings and are classified as current liabilities in the statement of financial position except if repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, bank overdrafts are included as a component of cash and cash equivalents.

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

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are stated at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are stated at amortized cost. Any difference between the amortized cost and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings, using the effective interest method.

The fair value of non-derivative financial liabilities, which is determined for disclosure purposes, is calculated by discounting the future contractual cash flows at the current market interest rates that are available for similar financial instruments.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

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

3.7    Property, plant and equipment

(a)    Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

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

Property, plant and equipment acquired in a business combination is recorded at fair value, which is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of property, plant and equipment is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(c)    Subsequent costs

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

(d)    Depreciation

Land is not depreciated. Depreciation on other assets is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings 20 to 50 years

•	Plant and equipment 3 to 25 years

•	Furniture and fixtures 3 to 20 years

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds at the time of disposal with the net carrying amount of the asset.

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

Payments made under operating leases are recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the terms of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the period in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.

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

3.9    Intangible assets

(a)    Goodwill

Goodwill arises on the acquisition of subsidiaries and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest in the acquiree over the fair value of the identifiable net assets recognized. Goodwill is allocated to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

Goodwill is not amortized. Goodwill is measured at cost less accumulated impairment losses and is tested at least annually for impairment. Goodwill is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

With respect to investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses. Trademarks acquired in a business combination are initially measured at fair value based on the discounted estimated royalty payments that have been avoided as a result of owning the trademark.  Certain acquired trademarks are considered indefinite life intangible assets as they represent the value accumulated in the brand which is expected to continue indefinitely into the future and are recognized at cost less accumulated impairment losses.

(c)    Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.  Customer relationships acquired in a business combination are initially recognized at fair value based on the discounted cash flows expected to be derived from the relationship.  Customer relationships are amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses. Other development expenditure that does not qualify for capitalization is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at cost less impairment losses.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(a)    Impairment of loans and receivables

The Group's loans and receivables that are carried at amortized cost are assessed for impairment using the present value of estimated future cash flows. Long duration receivables are discounted using their original effective interest rate, while short duration receivables are not discounted.

Impairment is assessed on all instruments that are considered individually significant, based on that specific instrument's exposure. For trade receivables that are not individually significant, impairment is assessed on a portfolio basis, utilizing historical loss experiences on similarly aged portfolios.

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell for goodwill and certain trademarks, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple ("earnings multiple"). The fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value at the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Other indefinite life intangible assets consist primarily of permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the appropriate CGU level.

With respect to assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's revised carrying amount will not exceed the net carrying amount that would have been determined if no impairment loss had been recognized.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

The Group's net obligation with respect to defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior years. These benefits are then discounted to determine the present value of the Group's obligations. The discount rate used is the yield on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The Group's net obligation is then determined with reference to the fair value of the plan assets (if any). The calculations are performed by qualified actuaries using the projected unit credit method.
Remeasurements of the net defined liability, which include actuarial gains and losses and the return on plan assets (excluding calculated interest) are recognized in the period of remeasurement in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the beginning net defined liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other plan expenses are recognized in profit or loss.
Past service costs are recognized as an expense in profit or loss at the earlier of the plan amendment or curtailment, or when the related restructuring or termination benefits are recognized.

The Group also participates in a limited number of multi-employer pension plans. To the extent that sufficient information is not available to use defined benefit plan accounting, the Group accounts for the multi-employer plan as if it were a defined contribution plan.

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

The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Past service costs are recognized in the statement of comprehensive income as a component of the profit or loss in the current year.

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

3.13    Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized in financial expenses in the statement of comprehensive income as a component of the profit or loss.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(d)    Asset retirement obligations

A provision for decommissioning costs is recognized when the Group has an obligation to fulfill certain requirements upon the disposal of particular assets.

3.14    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2013, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2013, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

3.15    Equity

(a)    Share capital

Ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

(b)    Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group's presentation currency.

(c)    Other reserves

The other reserves comprise balances resulting from transactions with entities under common control and remeasurement gains and losses arising on defined benefit plans.

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

Financial expenses are comprised of interest expense, foreign currency losses, losses on early extinguishment of debt, borrowing costs not qualifying for capitalization and losses on derivative instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized when the Group considers it more likely that not that the deferred tax asset will be recoverable. In determining if a deferred tax asset is recoverable, the Group considers the adequacy of future taxable income, including the reversal of taxable temporary differences, forecasted earnings, and available tax planning strategies. The recoverability of deferred tax assets is reviewed at each reporting date.

Deferred income tax assets and liabilities of the same taxing jurisdiction are netted in the combined statement of financial position only to the extent that there is a legally enforceable right to offset current tax assets and current tax liabilities, the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxing authority and are expected to be settled on a net basis or realized simultaneously.

For subsidiaries in which the earnings are not considered to be permanently reinvested, the additional tax consequences of future dividend distributions are provided for in the combined statement of financial position.

3.20    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.21    New and revised standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2013

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards was effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted. The Group has concluded that these standards have no impact on its combined financial statements.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits.” Revised IAS 19 was effective January 1, 2013. Refer to note 2.6 and note 19 for additional information.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles. The Group has adopted this amendment.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities". The amendments require additional disclosures about right of offset and related arrangements. The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013. This amendment requires retrospective application for the comparative period. The adoption of this amendment did not have a material impact on the Group's combined financial statements for the year ended December 31, 2013.

On November 21, 2013, the IASB issued an amendment to IAS 19 "Employee Benefit Plans". The amendment applies to contributions from employees or third parties to defined benefit plans and was issued to simplify the accounting for contributions that are independent of the number of years of employee service. This amendment is effective for annual periods ending on or after July 1, 2014 with early application permitted. The adoption of this amendment did not have a material impact on the Group's combined financial statements for the year ended December 31, 2013.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these combined financial statements:

On May 20, 2013, the IASB issued IFRIC 21 "Levies" which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. When the obligating event occurs over a period of time, the liability is recognized progressively. IFRIC 21 is effective for fiscal years beginning on or after January 1, 2014. The adoption of this amendment will not have any impact on the Group's combined financial statements.
On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements. The requirements of the amended IAS 32

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

must be applied to the financial year beginning on or after January 1, 2014 and requires retrospective application for the comparative period. The adoption of this amendment will not have any impact on the Group's combined financial statements.

IFRS 9 "Financial Instruments - Classification and Measurement" is the replacement of IAS 39 "Financial Instruments: Recognition and Measurement". IFRS 9 introduces new requirements for classifying and measuring financial assets. The IASB has deferred the effective application date of IFRS 9, and has not announced details of the revised effective date.

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

4.2    Income taxes

Determining the Group's worldwide income tax provision and income tax liability requires significant judgment and the use of accounting estimates and assumptions, some of which are highly uncertain. Each taxing jurisdiction's laws are complex and subject to differing interpretations by the taxpayer and the respective taxing authorities. Significant judgment is required in evaluating the Group's tax positions, including evaluating uncertainties. To the extent actual results differ from these estimates in future periods and depending on the tax strategies that the Group may implement, the Group's financial position may be directly affected.

4.3    Realization of deferred tax assets

Deferred tax assets represent deductions available to reduce taxable income in future years. The Group evaluates the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The sources of future taxable income rely heavily on the use of estimates. The Group recognizes deferred tax assets when the Group considers it more likely than not that the deferred tax asset will be recoverable.

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

4.5    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding discount rates, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

based on historical and current market trends which are affected by the business seasonality and competitiveness of promotional programs being offered. Estimates are reviewed quarterly for possible revisions.

5.    Segment reporting

The Group’s reportable business segments are as follows:

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

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

Business segment reporting

	For the year ended December 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	2,228	1,553	1,174	2,572	3,422	3,024	—	13,973
Total inter-segment revenue	—	113	17	133	508	—	(771)	—
Total segment revenue	2,228	1,666	1,191	2,705	3,930	3,024	(771)	13,973
Gross profit	571	213	190	720	619	339	—	2,652
Expenses and other income	(255)	(84)	(130)	(245)	(281)	(266)	(99)	(1,360)
Share of profit of associates and joint ventures	25	1	—	—	—	—	—	26
Earnings before interest and tax (“EBIT”)	341	130	60	475	338	73	(99)	1,318
Financial income								149
Financial expenses								(1,411)
Profit (loss) before income tax								56
Income tax (expense) benefit								(99)
Profit (loss) after income tax								(43)

Earnings before interest and tax (“EBIT”)	341	130	60	475	338	73	(99)	1,318
Depreciation and amortization	167	57	77	114	228	375	2	1,020
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	508	187	137	589	566	448	(97)	2,338

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	508	187	137	589	566	448	(97)	2,338
Included in EBITDA:
Asset impairment charges	—	—	11	1	9	21	—	42
Business acquisition and integration costs	—	—	—	—	—	36	—	36
Business interruption costs	—	—	(1)	—	—	—	—	(1)
Equity method profit, net of cash distributed	2	—	—	—	—	—	—	2
Gain on sale of businesses and properties	(2)	—	—	—	(1)	—	—	(3)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	(10)	—	—	(10)
Impact of purchase price accounting on inventories	—	—	—	1	1	—	—	2
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	3	—	—	3
Multi-employer pension plan withdrawal	—	61	—	—	5	—	—	66
Non-cash changes in inventory and provisions	(2)	—	—	—	—	—	(3)	(5)
Non-cash pension expense	—	—	—	—	—	—	57	57
Operational process engineering-related consultancy costs	9	—	—	—	—	5	—	14
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	12	—	17	1	10	13	—	53
Unrealized (gain) loss on derivatives	(2)	(1)	(4)	4	(2)	—	—	(5)
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Other	1	—	2	—	2	—	1	6
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	543	247	162	596	583	523	(42)	2,612
Segment assets (excluding intercompany balances)	3,272	1,085	1,624	4,195	5,503	5,308	1,089	22,076
Included in segment assets are:
Additions to property, plant and equipment	208	57	53	42	243	133	5	741
Additions to intangible assets	4	1	4	1	—	7	1	18
Investments in associates and joint ventures	133	15	—	—	—	1	—	149
Segment liabilities (excluding intercompany balances)	770	468	320	911	1,415	893	17,811	22,588

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	2,076	1,601	1,224	2,508	3,376	3,045	—	13,830
Total inter-segment revenue	—	84	13	111	475	—	(683)	—
Total segment revenue	2,076	1,685	1,237	2,619	3,851	3,045	(683)	13,830
Gross profit	522	269	232	716	601	280	—	2,620
Expenses and other income	(272)	(93)	(129)	(237)	(270)	(266)	(116)	(1,383)
Share of profit of associates and joint ventures	26	1	—	—	—	—	—	27
Earnings before interest and tax (“EBIT”)	276	177	103	479	331	14	(116)	1,264
Financial income								268
Financial expenses								(1,690)
Profit (loss) before income tax								(158)
Income tax (expense) benefit								78
Profit (loss) after income tax								(80)

Earnings before interest and tax (“EBIT”)	276	177	103	479	331	14	(116)	1,264
Depreciation and amortization	215	57	75	126	283	377	1	1,134
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	491	234	178	605	614	391	(115)	2,398

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	491	234	178	605	614	391	(115)	2,398
Included in EBITDA:
Asset impairment charges	—	—	3	1	13	16	—	33
Business acquisition and integration costs	—	—	—	2	24	31	4	61
Business interruption costs	—	—	1	—	—	—	—	1
Equity method profit, net of cash distributed	(19)	(1)	—	—	—	—	—	(20)
Fixed asset adjustment	10	—	—	—	—	—	—	10
Gain on sale of businesses and properties	—	—	—	—	(77)	—	—	(77)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	16	—	—	16
Manufacturing plant fires, net of insurance recoveries	—	—	—	—	3	—	—	3
Non-cash changes in inventory and provisions	(8)	—	—	3	6	—	—	1
Non-cash pension expense	—	—	—	—	—	—	59	59
Operational process engineering-related consultancy costs	1	—	—	2	14	—	—	17
Restructuring costs, net of reversals	20	2	5	—	4	27	(1)	57
SEC registration costs	—	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	7	(2)	(1)	(10)	(1)	—	—	(7)
VAT and customs duties on historical imports	(2)	—	—	—	—	—	—	(2)
Other	—	—	1	—	(5)	2	1	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	500	233	187	603	611	467	(44)	2,557
Segment assets (excluding intercompany balances)	3,123	1,143	1,676	4,124	5,334	5,556	1,208	22,164
Included in segment assets are:
Additions to property, plant and equipment	161	40	57	36	150	186	5	635
Additions to intangible assets	12	5	8	—	—	1	—	26
Investments in associates and joint ventures	125	15	—	—	—	1	—	141
Segment liabilities (excluding intercompany balances)	727	411	350	864	1,289	985	18,500	23,126

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated	Total
Total external revenue	2,036	1,587	1,317	2,503	3,409	967	—	11,819
Total inter-segment revenue	—	46	12	56	542	—	(656)	—
Total segment revenue	2,036	1,633	1,329	2,559	3,951	967	(656)	11,819
Gross profit	437	251	207	611	524	62	(4)	2,088
Expenses and other income	(240)	(99)	(97)	(258)	(402)	(87)	(103)	(1,286)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17
Earnings before interest and tax (“EBIT”)	212	154	110	353	122	(25)	(107)	819
Financial income								6
Financial expenses								(1,420)
Profit (loss) before income tax								(595)
Income tax (expense) benefit								99
Profit (loss) after income tax								(496)

Earnings before interest and tax (“EBIT”)	212	154	110	353	122	(25)	(107)	819
Depreciation and amortization	260	60	81	150	292	129	—	972
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	472	214	191	503	414	104	(107)	1,791

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	472	214	191	503	414	104	(107)	1,791
Included in EBITDA:
Asset impairment charges (reversals)	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs	2	—	1	(1)	—	—	—	2
Change in control payments	—	—	—	—	—	12	—	12
Equity method profit, net of cash distributed	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of business	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories	—	—	—	—	6	27	—	33
Non-cash changes in inventory and provisions	—	—	—	1	2	—	—	3
Non-cash pension expense	—	—	—	3	4	—	47	54
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs, net of reversals	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and customs duties on historical imports	1	—	—	—	—	—	—	1
Other	—	—	—	—	(1)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	475	214	195	556	549	155	(30)	2,114

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

Information about geographic area

The Group's revenue from external customers and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables, deferred tax assets and post-employment benefit assets) by geographic origin are detailed below. In presenting information on a geographic basis, revenue and assets have been reported based on the location of the business operations.

(In $ million)	United States	Remaining North American Region	Europe	Asia	South America	Other	Total
Total external revenue
For the year ended December 31, 2013	9,522	840	1,885	1,117	505	104	13,973
For the year ended December 31, 2012	9,571	808	1,824	1,040	469	118	13,830
For the year ended December 31, 2011	8,019	628	1,742	942	375	113	11,819
Non-current assets
As of December 31, 2013	13,140	470	1,764	889	352	55	16,670
As of December 31, 2012	13,344	498	1,735	926	331	59	16,893

There was no revenue from external customers in Luxembourg, where BP I and BP II are domiciled, for the year ended December 31, 2013 (2012: none; 2011: none). There were no non-current assets in Luxembourg as of December 31, 2013 (2012: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Foodservice packaging	3,930	3,851	3,951
Food and beverage plastic containers	2,048	2,081	646
Aseptic carton packaging	2,228	2,076	2,036
Caps and closures	1,191	1,237	1,329
Waste and storage products	1,056	1,027	992
Cooking products	910	853	822
Carton packaging	842	815	795
Tablewares	739	739	745
Household product containers	482	481	175
Liquid packaging board	444	449	451
Paper products	380	421	387
Automotive lubricant containers	323	316	95
Personal care containers	171	167	51
Inter-segment eliminations	(771)	(683)	(656)
Total revenue	13,973	13,830	11,819

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

6.    Other income

	For the year ended December 31,
(In $ million)	2013	2012	2011
Gain on sale of businesses	—	77	5
Gain on sale of non-current assets	4	—	—
Hurricane Sandy insurance recoveries	5	—	—
Income from facility management	2	2	12
Income from miscellaneous services	6	8	6
Insurance claims	—	—	6
Landfill tipping fees received	—	—	5
Litigation settlement	3	—	—
Manufacturing plant fire insurance recoveries	9	2	—
Non-cash change in provisions	5	8	—
Rental income from investment properties	1	2	6
Royalty income	3	3	4
Unrealized gains on derivatives	5	7	—
Other	12	17	13
Total other income	55	126	57

Other income includes insurance recoveries related to fires in Pactiv Foodservice's Macon, Georgia and Moorhead, Minnesota manufacturing plants in May 2013 and March 2012, respectively, as well as damage sustained at Pactiv Foodservice's Kearny, New Jersey manufacturing plant as a result of Hurricane Sandy in October 2012. Insurance recoveries are primarily related to business interruption costs. The Group expects to receive additional insurance recoveries in 2014.

7.    Other expenses

	For the year ended December 31,
(In $ million)	2013	2012	2011
Asset impairment charges	(42)	(33)	(12)
Business acquisition and integration costs	(36)	(60)	(81)
Business interruption costs	1	(1)	(2)
Hurricane Sandy plant damage	6	(16)	—
Manufacturing plant fire	2	(3)	—
Net foreign currency exchange loss	(13)	(8)	(7)
Operational process engineering-related consultancy costs	(14)	(17)	(42)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	(33)	—	—
Restructuring costs, net of reversals	(10)	(56)	(88)
SEC registration costs	—	(8)	(6)
Unrealized losses on derivatives	—	—	(26)
VAT and customs refunds on historical imports	6	2	(1)
Other	(9)	—	(3)
Total other expenses	(142)	(200)	(268)
Other expenses includes costs incurred, net of insurance recoveries, related to fires in Pactiv Foodservice's Macon, Georgia and Moorhead, Minnesota manufacturing plants in May 2013 and March 2012, respectively, as well as damage sustained at Pactiv Foodservice's Kearny, New Jersey manufacturing plant as a result of Hurricane Sandy in October 2012. Costs incurred primarily include asset impairment charges and clean up and restoration costs.

In addition, other expenses includes $33 million of foreign currency translation losses, which had been accumulated in equity, that have been reclassified into other expenses during the year ended December 31, 2013 as a result of the liquidation of a subsidiary in Hong Kong.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

8.    Auditors' remunerations

	For the year ended December 31,
(In $ million)	2013	2012	2011
Auditors' remunerations to PricewaterhouseCoopers, comprised of:
Audit fees(a)	(10)	(12)	(12)
Other audit related fees(b)	(1)	(4)	(7)
Tax fees(c)	(1)	(1)	(1)

(a)	Audit fees include fees for the audit and review of the Group's annual and interim combined financial statements and the audit of annual financial statements of subsidiary entities.

(b)
Audit-related fees include fees for audit or review services of financial information other than annual or interim combined financial statements and other services provided as part of registration statements and debt offering transactions, including the provision of comfort letters.

(c)	Tax fees include fees for advice on transfer pricing and other local tax compliance services.

9.    Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $2,539 million for the year ended December 31, 2013 (2012: $2,444 million; 2011: $2,073 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 19.

10.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2013	2012	2011
Interest income	7	5	6
Net gain in fair value of derivatives	81	223	—
Net foreign currency exchange gain	61	40	—
Financial income	149	268	6
Interest expense:
Securitization Facility	(10)	(2)	—
2013 Credit Agreement	(10)	—	—
2012 Credit Agreement	(115)	(32)	—
2011 Credit Agreement	—	(225)	(168)
2009 Credit Agreement	—	—	(29)
2013 Notes	(7)	—	—
September 2012 Senior Secured Notes	(187)	(48)	—
February 2012 Senior Notes(a)	(1)	(60)	—
August 2011 Notes(a)	(339)	(265)	(85)
February 2011 Notes	(151)	(153)	(139)
October 2010 Notes	(242)	(253)	(243)
May 2010 Senior Notes	(85)	(88)	(88)
2009 Senior Secured Notes	—	(110)	(147)
2007 Notes	(103)	(101)	(109)
Pactiv 2012 Notes	—	(3)	(15)
Pactiv 2017 Notes	(24)	(24)	(24)
Pactiv 2018 Notes	(1)	(1)	(1)
Pactiv 2025 Notes	(22)	(22)	(22)
Pactiv 2027 Notes	(17)	(17)	(17)
Graham Packaging 2014 Notes	—	(7)	(12)
Graham Packaging 2017 Notes	—	—	(3)
Graham Packaging 2018 Notes	—	—	(3)
Related party borrowings (refer to note 23)	—	(1)	(1)

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	For the year ended December 31,
(In $ million)	2013	2012	2011
Amortization of:
Debt issuance costs:
Securitization Facility	(2)	—	—
2012 Credit Agreement	(2)	—	—
2011 Credit Agreement	—	(6)	(4)
September 2012 Senior Secured Notes	(5)	(1)	—
February 2012 Senior Notes	—	(2)	—
August 2011 Notes	(10)	(7)	(2)
February 2011 Notes	(3)	(3)	(2)
October 2010 Notes	(9)	(8)	(10)
May 2010 Notes	(4)	(4)	(3)
2009 Senior Secured Notes	—	(11)	(8)
2007 Notes	(4)	(4)	(4)
Fair value adjustment of acquired notes	2	2	14
Original issue discounts	(2)	(8)	(4)
Embedded derivatives	10	9	11
Debt commitment letter fees(b)	—	—	(68)
Credit agreement amendment fees	—	—	(11)
Net loss in fair value of derivatives	—	—	(20)
Net foreign currency exchange loss	—	—	(55)
Loss on extinguishment of debt(c)	(52)	(213)	(129)
Other	(16)	(22)	(19)
Financial expenses	(1,411)	(1,690)	(1,420)
Net financial expenses	(1,262)	(1,422)	(1,414)

(a)	As a result of the exchange offer in August 2012, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)
A debt commitment letter to fund the acquisition of Graham Packaging (refer to note 25) resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the 2011 Credit Agreement were used to finance the acquisition of Graham Packaging. As the commitments under the debt commitment letter were not utilized, the Group expensed the full amount of the fees during the year ended December 31, 2011.

(c)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transaction costs.

Refer to note 18 for information on the Group's borrowings.

11.    Income tax

	For the year ended December 31,
(In $ million)	2013	2012	2011
Current tax (expense) benefit
Current year	(158)	(137)	(148)
Tax benefit of alternative fuel mixture credits	—	12	—
Adjustments for prior years	4	11	—
	(154)	(114)	(148)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	63	96	228
Tax rate modifications	(1)	11	8
Recognition of previously unrecognized tax losses and temporary differences	3	8	18
Tax benefit of alternative fuel mixture credits	—	80	—
Adjustments for prior years	(10)	(3)	(7)
	55	192	247
Income tax (expense) benefit	(99)	78	99

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

In addition to the above amounts, the Group has recognized a tax expense of $362 million directly in other comprehensive income (2012: $60 million tax benefit; 2011: $207 million tax benefit).

11.1    Reconciliation of effective tax rate

	For the year ended December 31,
(In $ million)	2013	2012	2011
Reconciliation of effective tax rate
Profit (loss) before income tax	56	(158)	(595)
Income tax using the New Zealand tax rate of 28%	(16)	44	166
Effect of tax rates in foreign jurisdictions	38	49	53
Effect of tax rates in state and local tax jurisdictions	—	4	2
Non-deductible expenses and permanent differences	(54)	(41)	(95)
Tax exempt income and income at a reduced tax rate	18	15	9
Withholding tax	(13)	(12)	(16)
Tax benefit of alternative fuel mixture credits	—	92	—
Tax rate modifications	(1)	11	8
Recognition of previously unrecognized tax losses and temporary differences	3	8	18
Unrecognized tax losses and temporary differences	(52)	(78)	(48)
Tax uncertainties	4	2	8
Controlled foreign corporation tax	—	—	2
Credits	3	4	4
Tax on unremitted earnings	(20)	(24)	(12)
Over (under) provided in prior periods	(3)	6	(3)
Other	(6)	(2)	3
Total income tax (expense) benefit	(99)	78	99

11.2    Current tax assets and liabilities

Current tax assets of $14 million as of December 31, 2013 (2012: $46 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $133 million as of December 31, 2013 (2012: $140 million) represent the amount of income taxes payable with respect to current and prior years.

11.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2012	5	(628)	(2,059)	534	379	170	242	(1,357)
Recognized in the profit or loss	(91)	44	140	15	65	81	(62)	192
Recognized in equity	—	—	—	60	—	—	—	60
Other	(1)	(2)	(3)	(1)	1	—	(1)	(7)
Balance as of December 31, 2012	(87)	(586)	(1,922)	608	445	251	179	(1,112)
Recognized in the profit or loss	(26)	(19)	25	35	(26)	71	(5)	55
Recognized in equity	—	—	—	(362)	—	—	—	(362)
Business acquisitions and disposals	—	(2)	(4)	—	—	—	—	(6)
Other	—	—	3	—	—	—	(3)	—
Balance as of December 31, 2013	(113)	(607)	(1,898)	281	419	322	171	(1,425)

	As of December 31,
(In $ million)	2013	2012
Included in the statement of financial position as:
Deferred tax assets - non-current	49	42
Deferred tax liabilities - non-current	(1,474)	(1,154)
Total recognized net deferred tax liabilities	(1,425)	(1,112)

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

11.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2013, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $16 million.

11.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2011	276	(6)	23	293
Additions and reversals	72	(2)	8	78
Recognition	(8)	—	—	(8)
Other	104	(26)	9	87
Balance as of December 31, 2012	444	(34)	40	450
Additions and reversals	56	(2)	(2)	52
Recognition	(3)	—	—	(3)
Other	(18)	(1)	(2)	(21)
Balance as of December 31, 2013	479	(37)	36	478

	As of December 31,
(In $ million)	2013	2012
Deductible (taxable) temporary differences	(1)	6
Tax losses	479	444
Total unrecognized deferred tax assets	478	450

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

12.    Trade and other receivables

	As of December 31,
(In $ million)	2013	2012
Trade receivables	1,228	1,245
Provisions for doubtful debts	(24)	(29)
Total trade receivables, net of provisions for doubtful debts	1,204	1,216
Related party receivables (refer to note 23)	62	58
Other receivables	237	159
Total current trade and other receivables	1,503	1,433
Related party receivables (refer to note 23)	22	—
Other receivables	37	47
Total non-current receivables	59	47

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

12.1    Aging of trade receivables, net of provisions for doubtful debts

	As of December 31,
(In $ million)	2013	2012
Current	1,124	1,085
Past due 0 to 30 days	65	108
Past due 31 days to 60 days	7	12
Past due 61 days to 90 days	2	6
Past due more than 91 days	6	5
Balance at the end of the year	1,204	1,216

13.    Inventories

	As of December 31,
(In $ million)	2013	2012
Raw materials and consumables	438	414
Work in progress	239	241
Finished goods	870	866
Engineering and maintenance materials	155	149
Provision against inventory	(55)	(58)
Total inventory	1,647	1,612

During the year ended December 31, 2013, the raw materials elements of inventory recognized as a component of cost of sales totaled $6,278 million (2012: $6,212 million; 2011: $5,400 million). There were $2 million in purchase price accounting adjustments to inventory that were charged to cost of sales for the year ended December 31, 2013 (2012: none; 2011: $33 million).

During the year ended December 31, 2013, write-downs of inventories to net realizable value were $12 million (2012: $10 million; 2011: none). Reversals of write-downs during 2013 were $1 million (2012: $1 million; 2011: none). The inventory write-downs and reversals are included in cost of sales.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

14.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2013
Cost	226	1,087	4,872	475	447	29	7,136
Accumulated depreciation	—	(336)	(2,138)	—	(261)	(5)	(2,740)
Accumulated impairment losses	—	(2)	(41)	—	—	—	(43)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353
As of December 31, 2012
Cost	235	1,047	4,475	352	402	25	6,536
Accumulated depreciation	—	(268)	(1,655)	—	(208)	(4)	(2,135)
Accumulated impairment losses	—	(2)	(35)	(1)	—	—	(38)
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363
Carrying amount as of January 1, 2013	235	777	2,785	351	194	21	4,363
Acquisitions through business combinations (refer to note 25)	1	8	28	—	—	—	37
Additions	—	1	7	725	3	5	741
Capitalization of borrowing costs	—	1	3	2	—	—	6
Disposals	—	(1)	(3)	—	—	—	(4)
Depreciation for the year	—	(77)	(566)	—	(60)	(2)	(705)
Impairment losses	(1)	(5)	(39)	(5)	—	—	(50)
Other transfers	(8)	48	489	(587)	57	—	(1)
Effect of movements in exchange rates	(1)	(3)	(11)	(11)	(8)	—	(34)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353
Carrying amount as of January 1, 2012	237	841	2,925	341	178	24	4,546
Acquisitions through business combinations (refer to note 25)	—	1	5	—	—	—	6
Additions	—	1	26	599	9	—	635
Capitalization of borrowing costs	—	—	1	3	—	—	4
Disposals	—	—	(10)	(5)	(1)	—	(16)
Depreciation for the year	—	(102)	(613)	—	(57)	(2)	(774)
Impairment losses	(1)	(2)	(37)	(3)	—	—	(43)
Other transfers	(5)	36	475	(582)	67	(1)	(10)
Effect of movements in exchange rates	4	2	13	(2)	(2)	—	15
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363

The depreciation charge of $705 million for the year ended December 31, 2013 (2012: $774 million; 2011: $650 million) is recognized in the statements of comprehensive income as a component of cost of sales (2013: $684 million; 2012: $749 million; 2011: $625 million), selling, marketing and distribution expenses (2013: $2 million; 2012: $4 million; 2011: $4 million) and general and administration expenses (2013: $19 million; 2012: $21 million; 2011: $21 million).

During the year ended December 31, 2013, the Group incurred impairment losses of $50 million (2012: $43 million; 2011: $9 million) primarily related to plant closures. There were no reversals of impairment charges during the year ended December 31, 2013 (2012: none; 2011: none). Impairment charges are included in other expenses in the statements of comprehensive income as a component of profit or loss.

Refer to note 18 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

15.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2013
Cost	6,376	2,079	3,491	880	199	13,025
Accumulated amortization	—	(50)	(559)	(276)	(83)	(968)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055
As of December 31, 2012
Cost	6,324	2,067	3,793	885	212	13,281
Accumulated amortization	—	(36)	(679)	(205)	(83)	(1,003)
Accumulated impairment losses	—	—	—	—	(4)	(4)
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274
Carrying amount as of January 1, 2013	6,324	2,031	3,114	680	125	12,274
Acquisitions through business combinations (refer to note 25)	37	1	22	—	—	60
Additions	—	—	—	13	5	18
Amortization for the year	—	(14)	(196)	(86)	(19)	(315)
Other transfers	(1)	2	(1)	(3)	3	—
Effect of movements in exchange rates	16	9	(7)	—	—	18
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055
Carrying amount as of January 1, 2012	6,297	2,034	3,321	761	132	12,545
Acquisitions through business combinations (refer to note 25)	1	—	16	3	2	22
Additions	—	—	—	14	12	26
Amortization for the year	—	(12)	(230)	(101)	(17)	(360)
Impairment losses	—	—	—	—	(4)	(4)
Other transfers	—	—	(5)	2	—	(3)
Effect of movements in exchange rates	26	9	12	1	—	48
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274

The amortization charge of $315 million for the year ended December 31, 2013 (2012: $360 million; 2011: $321 million) is recognized in the statement of comprehensive income as a component of cost of sales (2013: $74 million; 2012: $109 million; 2011: $97 million) and general and administration expenses (2013: $241 million; 2012: $251 million; 2011: $224 million).

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

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

	As of December 31,
	2013			2012
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG	848	315	—	830	306	—
Evergreen	67	34	—	67	34	—
Closures	388	—	—	393	—	—
Reynolds Consumer Products	1,908	850	—	1,887	850	—
Pactiv Foodservice	1,727	526	69	1,710	526	69
Graham Packaging	1,438	250	—	1,437	250	—
Total	6,376	1,975	69	6,324	1,966	69

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2014 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2014 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2014 Adjusted EBITDA is subject to review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2013 ranged between 8.5x and 11x. Costs to sell were estimated to be 2% of the fair value of each segment.

The estimated fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 8.6% was based on market factors and costs to sell were estimated to be 2% of the fair value of each asset.

As of December 31, 2013, there was no impairment of goodwill or indefinite life identifiable intangible assets (2012: none; 2011: none). If the forecasted 2014 Adjusted EBITDA, earnings multiples, future revenue growth rate, royalty rate or discount rate used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2013, no impairment would need to be recognized.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

16.    Investments in associates and joint ventures equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method):

(In $ million)	Country of incorporation	Interest held	Reporting date	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit after tax
2013
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	99	74	173	82	24	106	151	(135)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	143	48	191	67	43	110	262	(229)	33
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	November 30	10	9	19	4	4	8	17	(16)	1
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	November 30	12	11	23	6	5	11	18	(17)	1
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	2	—	2	5	(6)	(1)
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	2	3	5	2	1	3	—	—	—
				266	145	411	163	77	240	453	(403)	50
2012
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	96	55	151	54	31	85	123	(105)	18
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	111	31	142	72	2	74	220	(187)	33
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	November 30	12	2	14	5	1	6	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	November 30	13	26	39	9	9	18	11	(10)	1
Eclipse Closures, LLC	USA	49.0%	December 31	2	—	2	2	—	2	2	(2)	—
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	4	7	2	3	5	—	—	—
				237	118	355	144	46	190	377	(323)	54

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

No adjustment was made to the financial statements of the Ducart and Banawi operations for the purpose of applying the equity method of accounting as there were no significant transactions that occurred between November 30, 2013 and December 31, 2013 or between November 30, 2012 and December 31, 2012. Further, no adjustment was made with respect to GBPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2013 and December 31, 2013 or between September 30, 2012 and December 31, 2012.

There are currently no restrictions with respect to the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan Company Limited and GBPPL.

With respect to the Ducart and Banawi associates, dividends are limited to the associate's accumulated profits after certain local reserve levels have been attained.

With respect to the SIG Combibloc Obeikan FZCO joint venture, the maximum dividend or cash distribution able to be paid to the Group in any fiscal year cannot exceed 75% of the prior year's earnings.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year's profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2014. Eclipse Closures, LLC has discontinued operations and will be dissolved.

16.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2013	2012
Balance as of the beginning of the year	141	119
Share of profit, net of income tax	26	27
Capital contribution	6	—
Dividends received	(27)	(7)
Effect of movement in exchange rates	3	2
Balance as of the end of the year	149	141
Amount of goodwill in carrying value of associates and joint ventures (equity method)	54	52

17.    Trade and other payables

	As of December 31,
(In $ million)	2013	2012
Trade payables	913	874
Accrued interest	296	305
Related party payables (refer to note 23)	12	20
Other payables and accrued expenses	602	645
Total trade and other payables	1,823	1,844

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

18.    Borrowings

As of December 31, 2013, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2013	2012
Securitization Facility(a)(u)	438	491
2013 Credit Agreement(b)(v)	27	—
2012 Credit Agreement(c)(w)	—	26
Other borrowings(ac)	5	6
Current borrowings	470	523
2013 Credit Agreement(b)(v)	2,586	—
2012 Credit Agreement(c)(w)	—	2,583
2013 Senior Subordinated Notes(d)(y)	584	—
2013 Senior Notes(e)(y)	644	—
September 2012 Senior Secured Notes(f)(x)	3,222	3,219
February 2012 Senior Notes(g)(x)	9	9
August 2011 Senior Secured Notes(h)(x)	1,475	1,471
August 2011 Senior Notes(i)(x)	2,195	2,189
February 2011 Senior Secured Notes(j)(x)	998	998
February 2011 Senior Notes(k)(x)	996	995
October 2010 Senior Secured Notes(l)(x)	1,478	1,475
October 2010 Senior Notes(m)(x)	1,474	1,470
May 2010 Senior Notes(n)(x)	985	982
2007 Senior Notes(o)(z)	—	621
2007 Senior Subordinated Notes(p)(z)	—	543
Pactiv 2017 Notes(q)(aa)	310	312
Pactiv 2018 Notes(r)(aa)	16	17
Pactiv 2025 Notes(s)(aa)	270	270
Pactiv 2027 Notes(t)(aa)	197	197
Related party borrowings	—	16
Other borrowings(ac)	27	27
Non-current borrowings	17,466	17,394
Total borrowings	17,936	17,917

		As of December 31,
(In $ million)		2013	2012
(a)	Securitization Facility	445	500
	Debt issuance costs	(7)	(9)
	Carrying amount	438	491
(b)	2013 Credit Agreement (current and non-current)	2,623	—
	Debt issuance costs	(10)	—
	Carrying amount	2,613	—
(c)	2012 Credit Agreement (current and non-current)	—	2,625
	Debt issuance costs	—	(16)
	Carrying amount	—	2,609

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(d)	2013 Senior Subordinated Notes	590	—
	Debt issuance costs	(6)	—
	Carrying amount	584	—
(e)	2013 Senior Notes	650	—
	Debt issuance costs	(6)	—
	Carrying amount	644	—
(f)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(48)	(53)
	Embedded derivative	20	22
	Carrying amount	3,222	3,219
(g)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(h)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(26)	(30)
	Original issue discount	(9)	(10)
	Embedded derivative	10	11
	Carrying amount	1,475	1,471
(i)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(51)	(57)
	Original issue discount	(5)	(6)
	Embedded derivative	10	11
	Carrying amount	2,195	2,189
(j)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(14)	(15)
	Embedded derivative	12	13
	Carrying amount	998	998
(k)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(13)	(15)
	Embedded derivative	9	10
	Carrying amount	996	995
(l)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(28)	(32)
	Embedded derivative	6	7
	Carrying amount	1,478	1,475
(m)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(33)	(38)
	Embedded derivative	7	8
	Carrying amount	1,474	1,470
(n)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(21)	(25)
	Embedded derivative	6	7
	Carrying amount	985	982
(o)	2007 Senior Notes	—	634
	Debt issuance costs	—	(13)
	Carrying amount	—	621
(p)	2007 Senior Subordinated Notes	—	555
	Debt issuance costs	—	(12)
	Carrying amount	—	543
(q)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	10	12
	Carrying amount	310	312
(r)	Pactiv 2018 Notes	16	16

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	Fair value adjustment at acquisition	—	1
	Carrying amount	16	17
(s)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(6)
	Carrying amount	270	270
(t)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(u)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or the LIBOR, set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2013, interest was charged at 2.10% to 2.17%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

(v)        2013 Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the terms of the 2012 Credit Agreement (as defined below). The 2013 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of December 31, 2013 (in million)	Applicable interest rate as of December 31, 2013
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,213	3 month LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	297	3 month EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	69	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On November 27, 2013, $2,213 million and €297 million of term loans were drawn under the 2013 Credit Agreement. These loans were used to fully repay and extinguish the outstanding U.S. and European term loans under the 2012 Credit Agreement.

On December 27, 2013, the Group extended the maturity of the revolving tranches and reduced the aggregate revolving commitments denominated in euro from €80 million to €54 million. The U.S. dollar revolving commitments remained unchanged at $120 million.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the 2013 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the 2013 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments prior to May 27, 2014, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ending March 31, 2014. Beginning with the fiscal year ending December 31, 2014, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement.

The 2013 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the 2013 Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of RGHL and the Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of RGHL and the Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

in accordance with the 2013 Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 5. If RGHL and the Group are unable to meet the Guarantor Coverage Test, RGHL and the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The 2013 Credit Agreement provides RGHL and the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that RGHL and the Group meet the Guarantor Coverage Test, RGHL and the Group have the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the 2013 Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

(w)    2012 Credit Agreement

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “2012 Credit Agreement”), which amended and restated the terms of the 2011 Credit Agreement (as defined below). For the period January 1, 2013 until the refinancing of the 2012 Credit Agreement on November 27, 2013, the applicable interest rates for the U.S. term loan and European term loan under the 2012 Credit Agreement were 4.75% and 5.00%, respectively. The 2012 Credit Agreement also included customary covenants, similar to the 2013 Credit Agreement.

2011 Credit Agreement

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “2011 Credit Agreement”), which amended and restated the previous terms. For the period January 1, 2012 until the refinancing of the 2011 Credit Agreement on September 28, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(x)        Reynolds Notes

The Group's borrowings as of December 31, 2013 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

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

During the year ended December 31, 2012, the Reynolds Notes Issuers redeemed $1,125 million aggregate principal amount and €450 million aggregate principal amount of 7.750% senior secured notes due 2016 (collectively the "2009 Senior Secured Notes").

Assets pledged as security for loans and borrowings

The shares in BP I and BP II have been pledged as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. On December 10, 2013, BP II became a guarantor of the 2013 Credit Agreement and the Reynolds Notes and pledged certain of its assets as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

Certain guarantee and security arrangements

All of the guarantors of the 2013 Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the 2013 Credit Agreement.

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

Early redemption option and change in control provisions

Under the respective indentures governing the Reynolds Notes, the Reynolds Notes Issuers, at their option, can elect to redeem the Reynolds Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group's accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Reynolds Notes.

Under the respective indentures governing the Reynolds Notes, except for the February 2012 Senior Notes, in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Notes Issuers to repurchase the Reynolds Notes at a premium.

SEC registrations and exchange offers

The indentures governing the Reynolds Notes provide that if the Reynolds Notes Issuers failed to file and have declared effective, within one year from the issuance date of the respective series of notes, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the original issued notes for new registered notes having terms substantially identical to the terms of the original issued notes, the Reynolds Notes Issuers would be required to pay additional interest on the original issued notes effective 12 months from the date of issuance of the notes, up to a maximum of 1.00% per annum for 12 months.

The Reynolds Notes were registered with the SEC in 2012. During this process, additional interest on the February 2011 Notes commenced on February 1, 2012 and ended on July 25, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011 and ended on May 4, 2012. Additional interest on the 2009 Senior Secured Notes commenced on November 5, 2010 and ended on November 5, 2011. During the year ended December 31, 2012, the Group expensed additional interest of $3 million (2011: none) related to the February 2011 Notes, $10 million (2011: $2 million) related to the October 2010 Notes, $3 million (2011: $3 million) related to the May 2010 Senior Notes and none (2011: $10 million) related to the 2009 Senior Secured Notes.

The 2007 Notes were not, and the 2013 Notes are not, covered by such registration statement requirements.

(y)         2013 Notes

On November 15, 2013, BP II and Beverage Packaging Holdings II Issuer Inc. ("BP II Issuer") (a wholly-owned subsidiary of BP I) issued $650 million principal amount of 5.625% senior notes due 2016 (the "2013 Senior Notes"). Interest on the 2013 Senior Notes is paid semi-annually on June 15 and December 15, commencing December 15, 2013. The proceeds of the 2013 Senior Notes were used to redeem the 2007 Senior Notes (as defined below) at a redemption price of 100% of the aggregate principal amount and to pay fees and expenses related to the transaction. On or after December 15, 2015, BP II and BP II Issuer may redeem the 2013 Senior Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. Prior to December 15, 2015, BP II and BP II Issuer may redeem the 2013 Senior Notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date.

On December 10, 2013, BP II and BP II Issuer issued $590 million principal amount of 6.000% senior subordinated notes due 2017 (the "2013 Senior Subordinated Notes" and, together with the 2013 Senior Notes, the "2013 Notes"). Interest on the 2013 Senior Subordinated Notes is paid semi-annually on June 15 and December 15, commencing June 15, 2014. The proceeds of the 2013 Senior Subordinated Notes were used to redeem the 2007 Senior Subordinated Notes (as defined below) and to pay fees and expenses, including the applicable premium on the 2007 Senior Subordinated Notes, related to the transaction. On or after June 15, 2016, BP II and BP II Issuer may redeem the 2013 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. Prior to June 15, 2016, BP II and BP II Issuer may redeem the 2013 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date.

The 2013 Notes are unsecured. All of the guarantors of the 2013 Credit Agreement have guaranteed the obligations under the 2013 Notes to the extent permitted by law.

The indentures governing the 2013 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2013 Notes.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

In certain circumstances which would constitute a change in control, the holders of the 2013 Notes have the right to require BP II and BP II Issuer to repurchase the 2013 Notes at a premium.

(z)         2007 Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes was paid semi-annually on June 15 and December 15.

The 2007 Senior Notes were secured on a second-priority basis and the 2007 Senior Subordinated Notes were secured on a third-priority basis, by all of the equity interests of BP I held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the 2012 Credit Agreement guaranteed the obligations under the 2007 Notes to the extent permitted by law.

During the year ended December 31, 2013, the Group satisfied and discharged the 2007 Notes, as discussed in (y) above.

(aa)    Pactiv Notes

As of December 31, 2013, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

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

(ab)    Graham Packaging Notes

On the date of the Graham Packaging acquisition (refer to note 25) the Group assumed three series of notes, each of which had been issued by subsidiaries of Graham Packaging Company Inc. (the "Graham Packaging Notes").

During the year ended December 31, 2012, the Group redeemed and discharged $388 million aggregate principal amount of the Graham Packaging Notes.

(ac)     Other borrowings

As of December 31, 2013, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2013, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2013 also included finance lease obligations of $30 million (2012: $26 million).

19.    Employee benefits

19.1 Summary of employee benefit liabilities

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	As of December 31,
(In $ million)	2013	2012
Salaries and wages accrued	172	186
Provision for annual leave	55	67
Provision for other employee benefits	32	28
Provision for exit from multi-employer pension plans	77	12
Defined benefit obligations:
Pension benefits	535	1,420
Post-employment medical benefits	115	132
Total employee benefits	986	1,845
Current	243	270
Non-current	743	1,575
Total employee benefits	986	1,845

19.2 Impact of change in accounting policy and adoption of IAS19R

Effective January 1, 2013 the Group adopted IAS19R on a retrospective basis in accordance with the provisions set out in the standard. The revised standard changes the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method” for defined benefit pension plans and other post-employment benefit obligations under which the recognition of actuarial gains and losses had been deferred. Instead, the full defined benefit obligation net of plan assets is now recorded in the statement of financial position, with changes resulting from remeasurements recognized in the period of remeasurement in other comprehensive income. IAS 19R also changed the measurement of pension expense. The return on plan assets is capped at the long-term bond rate used in determining the discount rate of the plan liability. All other changes in plan assets are now recognized directly in other comprehensive income. The effect of this is to remove from the statement of comprehensive income the previous concept of recognizing an expected return on plan assets.

Upon adoption of IAS 19R the Group's non-current employee benefit liability was increased by $402 million as of December 31, 2011 from a previously reported balance of $936 million to $1,338 million, and was increased by $684 million as of December 31, 2012 from a previously reported balance of $891 million to $1,575 million. These changes reflect remeasurement charges to accumulated other comprehensive income of $71 million, net of income tax, and $332 million, net of income tax, for the years ended December 31, 2012 and 2011, respectively.

The adoption of IAS 19R reduced the Group's Adjusted EBITDA by $7 million and $12 million for the years ended December 31, 2012 and 2011, respectively.

The adoption of IAS 19R had no impact on reported cash flows.

The following tables reflect certain elements of the Group's previously published statement of comprehensive income for the years ended December 31, 2012 and 2011 and statement of financial position as of December 31, 2012 and December 31, 2011 (shown as January 1, 2012) and the revised amounts as a result of the adoption of IAS 19R:

(In $ million)	Amount previously reported for the year ended December 31, 2012	Change in reported amount for the year ended December 31, 2012	Restated amount for the year ended December 31, 2012
Statement of comprehensive income
Cost of sales	(11,210)	—	(11,210)
Other income	114	12	126
General and administration expenses	(846)	(115)	(961)
Profit from operating activities	1,369	(105)	1,264
Income tax (expense) benefit	41	37	78
Profit (loss) for the year	(12)	(68)	(80)
Exchange differences on translating foreign operations	(4)	—	(4)
Remeasurement of defined benefit plans	—	(71)	(71)
Total other comprehensive income (loss) for the year, net of income tax	(4)	(71)	(75)
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(17)	(139)	(156)
Non-controlling interests	1	—	1

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(In $ million)	Amount previously reported for the year ended December 31, 2011	Change in reported amount for the year ended December 31, 2011	Restated amount for the year ended December 31, 2011
Statement of comprehensive income
Cost of sales	(9,725)	(6)	(9,731)
Other income	57	—	57
General and administration expenses	(626)	(102)	(728)
Profit from operating activities	927	(108)	819
Income tax (expense) benefit	60	39	99
Profit (loss) for the year	(427)	(69)	(496)
Exchange differences on translating foreign operations	(26)	(1)	(27)
Remeasurement of defined benefit plans	—	(331)	(331)
Total other comprehensive income (loss) for the year, net of income tax	(26)	(332)	(358)
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(454)	(401)	(855)
Non-controlling interests	1	—	1

(In $ million)	Amount previously reported as of December 31, 2012	Change in reported amount as of December 31, 2012	Restated amount as of December 31, 2012
Statement of financial position
Deferred tax assets	40	2	42
Other assets	200	(29)	171
Total non-current assets	17,439	(27)	17,412
Total assets	22,191	(27)	22,164
Deferred tax liabilities	1,412	(258)	1,154
Employee benefits	891	684	1,575
Total non-current liabilities	19,870	426	20,296
Total liabilities	22,700	426	23,126
Equity
Reserves	(1,260)	(295)	(1,555)
Accumulated losses	(655)	(158)	(813)
Equity (deficit) attributable to equity holder of the Group	(530)	(453)	(983)
Total equity (deficit)	(509)	(453)	(962)

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(In $ million)	Amount previously reported as of January 1, 2012	Change in reported amount as of January 1, 2012	Restated amount as of January 1, 2012
Statement of financial position
Deferred tax assets	29	—	29
Other assets	179	(64)	115
Total non-current assets	17,595	(64)	17,531
Total assets	21,635	(64)	21,571
Liabilities directly associated with assets held for sale	20	10	30
Total current liabilities	2,795	10	2,805
Deferred tax liabilities	1,548	(162)	1,386
Employee benefits	936	402	1,338
Total non-current liabilities	19,297	240	19,537
Total liabilities	22,092	250	22,342
Equity
Reserves	(1,256)	(231)	(1,487)
Accumulated losses	(640)	(83)	(723)
Equity (deficit) attributable to equity holder of the Group	(479)	(314)	(793)
Total equity (deficit)	(457)	(314)	(771)

19.3    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in countries including Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The majority of the Group’s net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans. The Group generally funds its retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of the Group’s defined benefit pension plans, thereby increasing the Group’s obligation to make contributions to the plans, which in turn would reduce the cash available for the Group’s business. The Group has generally provided aggregated disclosures in respect of these plans on the basis that these plans are not exposed to materially different risks.
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. The Pactiv Retirement Plan comprises 78% (2012: 79%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States and (iii) financial market performance. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2013, the Pactiv Retirement Plan was underfunded by $290 million. Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. Expected contributions during the year ending December 31, 2014 are estimated to be up to $60 million.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.
Movement in defined benefit pension obligations

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2013	2012	2013	2012	2013	2012
Balance as of January 1	5,825	5,431	(4,463)	(4,261)	1,362	1,170

Included in the profit or loss
Current service cost	21	22	—	—	21	22
Interest cost (income)	205	237	(152)	(182)	53	55
Administrative expenses	—	—	16	16	16	16
Curtailments	(1)	(1)	—	—	(1)	(1)
Settlements	—	(2)	—	3	—	1
Total expense (income) recognized in profit or loss	225	256	(136)	(163)	89	93
Remeasurement (gains) losses
Actuarial (gains) loss arising from:
Demographic assumptions	(33)	2	—	—	(33)	2
Financial assumptions	(376)	463	—	—	(376)	463
Return on plan assets excluding interest income	—	—	(541)	(340)	(541)	(340)
Total remeasurement (gains) losses	(409)	465	(541)	(340)	(950)	125
Other movements
Contributions by the Group	—	—	(25)	(34)	(25)	(34)
Contributions by plan participants	2	2	(2)	(2)	—	—
Benefits paid by the plans	(346)	(348)	346	348	—	—
Business acquisitions and disposals	—	(3)	—	9	—	6
Effect of movements in exchange rates	19	22	(16)	(20)	3	2
Total other movements	(325)	(327)	303	301	(22)	(26)
Balance as of December 31	5,316	5,825	(4,837)	(4,463)	479	1,362

Comprised of:
Pactiv Retirement Plan	4,122	4,589	(3,832)	(3,513)	290	1,076
All other plans	1,194	1,236	(1,005)	(950)	189	286
Balance as of December 31	5,316	5,825	(4,837)	(4,463)	479	1,362

Comprised of:
Funded plans					330	1,212
Unfunded plans					149	150
Total net pension benefits					479	1,362

Included in the statements of financial position as:
Employee benefit liabilities					535	1,420
Liabilities directly associated with assets held for sale					30	—
Other assets, non-current					86	58
Total net pension benefits					479	1,362

The Group's pension plans had a weighted average duration of 10 years (2012: 11 years).

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

For the year end December 31, 2011, the Group recognized net plan expense of $81 million in the statement of comprehensive income. The net plan expense was comprised of current service cost of $29 million, administrative expense of $10 million, interest expense of $245 million and a loss on settlement/curtailment of $10 million, offset by interest income of $213 million.

For the year ended December 31, 2011, the Group recognized remeasurement losses of $532 million directly in other comprehensive income. The losses were comprised of $44 million of losses from changes in demographic assumptions, $320 million of losses from changes in financial assumptions and $168 million from losses on plan assets, excluding interest.

During the year ended December 31, 2013 the plan net expense of the Pactiv Retirement Plan was $57 million (2012: $59 million; 2011: $44 million).

Expense recognized in the statements of comprehensive income

The expense is recognized in the following line items in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Cost of sales	25	16	29
General and administration expenses	64	77	52
Total plan net expense	89	93	81

The Group has continued to present pension (income) expense under the revised standard in personnel costs which are reported in cost of sales and general and administration expenses. The Group's reported pension expense for the years ended December 31, 2012 and 2011 was $93 million and $81 million, respectively, as restated in accordance with IAS 19R compared to the previously reported pension income of $20 million and $25 million, respectively.

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2013	2012
Equity instruments	3,185	2,719
Debt instruments	1,141	1,293
Property	422	306
Other	89	145
Total plan assets	4,837	4,463

Approximately 80% of total plan assets are held by the Pactiv Retirement Plan. This plan’s total assets include (i) approximately $2,800 million of exposure to equity markets, which includes exposure to approximately $2,000 million of U.S. equities held through a combination of listed equity index derivatives, passive index funds in which the plan holds the underlying listed equity instruments and exposure to approximately $700 million of non-U.S. equities held through unlisted index funds; (ii) approximately $700 million of debt instruments, which include investments in short term government bonds, corporate bonds and high yield bonds; and (iii) $230 million of exposure to property, held through unlisted commingled funds.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2013 and 2012, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2013	2012	2011
Discount rates at December 31	1.0% - 8.0%	1.1% - 6.6%	1.8% - 8.25%
Future salary increases	0.0% - 5.0%	0.0% - 6.0%	0.0% - 5.0%
Future pension increases	0.0% - 3.8%	0.0% - 4.0%	0.0% - 4.0%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2013 and 2012 was 4.7% and 3.9%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan.

Sensitivity analysis

The assumed discount rate is the only assumption that has a significant effect on the amounts of the defined benefit obligation. A half percentage point change in assumed discount rates would have the following effects:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(In $ million)	Increase	Decrease
Effect on the net plan expense	(10)	10
Effect on the defined benefit obligation	(224)	249

19.4    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2013 (2012: 8.0%; 2011: 8.0%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2013 and 2012.

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2014.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2013	2012
Liability for post-employment medical obligations as of the beginning of the year	133	141
Included in the profit or loss
Current service cost	2	2
Interest cost	5	6
Past service cost	—	(4)
Total expense (income) recognized in profit or loss	7	4
Remeasurement (gains) losses
Actuarial (gains) losses from changes in demographic assumptions	(10)	(5)
Actuarial (gains) losses from changes in financial assumptions	(10)	8
Total remeasurement (gains) losses	(20)	3
Other movements
Contributions by plan participants	1	1
Benefits paid by the plans	(7)	(11)
Post-employment medical obligations related to business disposals	—	(5)
Total other movements	(6)	(15)
Liability for post-employment medical obligations as of the end of the year	114	133

For the year end December 31, 2011, the Group recognized net benefit plan income of $14 million in relation to post-employment medical obligations. The net benefit plan income was comprised of $8 million of past service cost credits and a gain of $17 million arising from curtailments, partially offset by $3 million of current service cost and $8 million of interest cost.

For the year ended December 31, 2011, the Group recognized net remeasurement losses of $3 million directly in other comprehensive income. The net losses were comprised of $10 million of losses from changes in financial assumptions, partially offset by $7 million of gains from changes in demographic assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	3	(3)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	(6)	6

19.5    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2013, the Group recorded expense of $63 million (2012: $58 million; 2011: $36 million) in relation to contributions to these plans.

19.6    Multi-employer plans

The Group also makes contributions, for some current and former employees, to union administered multi-employer pension plans based on negotiated labor contracts. While these plans provide for defined benefits, as a result of insufficient information the Group accounts for these plans as defined contribution plans. Specifically, the plans do not maintain IFRS accounting records and there is insufficient information to allocate amounts among employer participants. The Group, with union approval, has elected over the last several years to withdraw from virtually all of these multi-employer plans. Withdrawal creates a withdrawal liability obligation based upon guidelines outlined in the specific multi-employer plan.
The most significant of the multi-employer pension plans in which the Group participates is the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participate. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements the Group will be required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which the Group currently estimates to be approximately $5 million per year for 20 years. As a result the Group accrued a liability of $66 million for such future payments. If the PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2017, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. Therefore, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has recorded in prior years a withdrawal liability of $12 million for payments to be made over 20 years for its withdrawal from the other multi-employer plans. After the withdrawal from the PIUMPF the Group will have one multi-employer plan at a recently closed facility from which it has not withdrawn. Expenses and contributions to this plan will be minimal and will end in the first quarter of 2014.
Excluding the expense of withdrawal from and contributions to PIUMPF, expenses and contributions during the years ended December 31, 2013, 2012 and 2011 in relation to multi-employer plans were not material and are not expected to be material for the year ending December 31, 2014.
20.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2012	29	37	38	45	62	211
Acquisitions through business combinations	—	1	—	—	—	1
Provisions made	2	3	40	12	14	71
Provisions used	(3)	(1)	(40)	(18)	(18)	(80)
Provisions reversed	(7)	(1)	—	(1)	(12)	(21)
Other transfers	—	—	—	—	(3)	(3)
Balance as of December 31, 2013	21	39	38	38	43	179
Current	3	1	36	23	20	83
Non-current	18	38	2	15	23	96
Total provisions as of December 31, 2013	21	39	38	38	43	179
Current	8	3	35	25	20	91
Non-current	21	34	3	20	42	120
Total provisions as of December 31, 2012	29	37	38	45	62	211

Other provisions

Other provisions as of December 31, 2013 included $16 million of product warranty provisions (2012: $15 million), $12 million of onerous leases (2012: $15 million) and $6 million of environmental remediation programs (2012: $7 million).

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

21.    Equity

21.1    Share capital

The reported share capital balance as of December 31, 2013 is that of BP I and BP II.

Further information regarding the issued capital of each of the entities is detailed below:

Beverage Packaging Holdings (Luxembourg) I S.A.

	For the year ended December 31,
Number of shares	2013	2012	2011
Balance at the beginning of the year	13,063,527	13,063,527	13,063,527
Capital restructure (refer below)	(13,053,357)	—	—
Issue of shares	—	—	—
Balance at the end of the year	10,170	13,063,527	13,063,527

For the period from January 1, 2011 to December 12, 2013, BP I had 13,063,527 common shares on issue. Each share had a par value of €31 per share, and was fully paid.

On December 12, 2013:
(i) BP I established 10 new classes of common shares each with a nominal par value of €31 per share and reclassified the existing share capital of 13,063,527 shares (par value €405 million) between the classes resulting in nine classes (Classes A to I) each with 1,306,352 shares (par value €40,496,912 per class) and one class (Class J) with 1,306,359 shares (par value €40,497,129);
(ii) Each class (Classes A to J) was reduced to 1,017 shares, with a par value of €31,527 per class, and (i) 1,305,335 shares of each of Class A to I were canceled; and (ii) 1,305,342 shares of Class J were canceled. The share capital of €405 million associated with the canceled shares was allocated to the share premium account; and
(iii) €671 million ($926 million) was transferred from retained earnings to the capital contribution account.
In the combined statements of financial position, the par value, share premium and capital contribution accounts are aggregated and presented as share capital.
On December 17, 2012, BP I repaid its capital contribution account, a component of share capital, to RGHL in the amount of the euro equivalent of $32 million. There was no change in the number of shares outstanding.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP I's residual assets in the event of a wind-up.

Beverage Packaging Holdings (Luxembourg) II S.A.

	For the year ended December 31,
Number of shares	2013	2012	2011
Balance at the beginning of the year	1,000	1,000	1,000
Issue of shares	—	—	—
Balance at the end of the year	1,000	1,000	1,000

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP II's residual assets in the event of a wind-up.

21.2    Dividends

There were no dividends declared or paid during the year ended December 31, 2013 (2012: none; 2011: none) by BP I or BP II.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

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

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. On a limited basis, the Group uses derivatives to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. Additionally, when considered appropriate, the Group may enter into derivatives to hedge foreign currency exchange risk arising from specific transactions.

The following table provides the detail of outstanding foreign currency contracts as of December 31, 2013:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	2,799,062,824		$97.84 - 102.0	Jan 2014 - Nov 2014
Currency futures	Sell		$20,200,000	NZD	0.7994 - 0.8195	Jan 2014 - Nov 2014
Currency futures	Sell	Australian dollar	26,200,000	NZD	0.8905 - 0.8944	Jan 2014 - Nov 2014
Currency futures	Buy	EUR	42,000,000	Brazilian real	0.2830 - 0.3061	Jan 2014 - Dec 2014
Currency swap	Sell	EUR	20,000,000		$0.7273	Jan 2014

The Group generally does not hedge its exposure to translation gains or losses in respect of its non-dollar functional currency assets or liabilities.

For the year ended December 31, 2013, the Group's primary foreign currency exchange exposure resulted from U.S. dollar-denominated net intercompany borrowings offset by U.S. dollar-denominated cash and cash equivalents in a euro functional currency entity. A 100 basis point increase in the rates, applied as of December 31, 2013, would have resulted in additional foreign currency exchange gain of $24 million, while a 100 basis point decrease would have resulted in a reduction of $24 million of the reported foreign currency exchange gain. In conjunction with the issuance of the 2013 Notes, effective in 2014, the functional currency of this particular entity changed from euro to the U.S. dollar. As a result, the Group's primary foreign currency exposure going forward will be based on euro-denominated net intercompany receivables in this U.S. dollar functional currency entity. The change in the foreign currency exchange rate between the U.S. dollar and the euro will result in the Group recognizing either foreign currency exchange gains or losses on the translation of this intercompany indebtedness in the future.
    In addition, the Group is also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of its entities with different functional currencies.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

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

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2013
Fixed rate instruments
Related party receivables	22	22	—	—	—	—
Loans and borrowings	(15,062)	(1)	(1)	(2)	(2,564)	(12,494)
Total fixed rate instruments	(15,040)	21	(1)	(2)	(2,564)	(12,494)
Floating rate instruments
Cash and cash equivalents	1,490	1,490	—	—	—	—
Bank overdrafts	(4)	(4)	—	—	—	—
Loans and borrowings	(3,071)	(3,071)	—	—	—	—
Total variable rate instruments	(1,585)	(1,585)	—	—	—	—
Total	(16,625)	(1,564)	(1)	(2)	(2,564)	(12,494)

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Fixed rate instruments
Loans and borrowings	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Total fixed rate instruments	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Floating rate instruments
Cash and cash equivalents	1,556	1,556	—	—	—	—
Bank overdrafts	(2)	(2)	—	—	—	—
Related party borrowings	(16)	(16)	—	—	—	—
Loans and borrowings	(3,129)	(3,129)	—	—	—	—
Total variable rate instruments	(1,591)	(1,591)	—	—	—	—
Total	(16,601)	(1,593)	(1)	(2)	(1,493)	(13,512)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group's floating rate liabilities and assets. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

As of December 31, 2013, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the 2013 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would have a $5 million impact and $1 million impact on the interest expense on the U.S. and European term loans, respectively, under the Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Senior Secured Credit Facilities.

Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2013, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 25 basis point decrease in interest rates would result in a $1 million decrease in interest expense.

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

The Group's exposure to commodity and other price risk arises principally from the purchase of resin, natural gas and aluminum. The Group generally purchases commodities at spot market prices and does not use commodity financial instruments or derivatives to hedge commodity prices, except for the items in the table below.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to hedge the Group's exposure in relation to the cost of resin (and its components), natural gas, diesel, electricity and aluminum.

The following table provides the detail of outstanding derivative contracts as of December 31, 2013:

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	74,660	€1,445 - €1,585	Jan 2014 - Jan 2015
Resin futures	metric tonne	4,950	$1,860	Feb 2014 - Dec 2014
Resin swaps	kiloliter	26,200	JPY58,067 - JPY62,730	Mar 2014 - Nov 2014
Aluminum futures	metric tonne	23,210	$1,875 - $2,149	Jan 2014 - Nov 2014
Aluminum swaps	metric tonne	44,555	$1,770 - $2,356	Jan 2014 - Dec 2016*
Aluminum swaps	metric tonne	1,430	JPY186,449 - JPY186,458	Jan 2014 - Nov 2014
Natural gas swaps	million BTU	3,839,390	$3.36 - $4.41	Jan 2014 - Dec 2014
Ethylene swaps	metric tonne	6,540	€1,240	Feb 2014 - Jan 2015
Ethylene swaps	pound	3,285,670	$0.47 - $0.48	Jan 2014 - Apr 2014
Polymer-grade propylene swaps	pound	22,400,000	$0.66	Feb 2014
Benzene swaps	U.S. liquid gallon	12,318,321	$4.55 - $4.65	Jan 2014 - Apr 2014
Diesel swaps	U.S. liquid gallon	23,729,773	$3.08 - $4.01	Jan 2014 - Dec 2014
Electricity swaps	megawatt hour	78,206	NZD$65.00 - NZD$72.76	Jan 2014 - Dec 2014
Corn swaps	bushel	359,000	$4.75 - $5.87	Jan 2014 - Dec 2014

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2013, the Group recognized an unrealized gain of $5 million (2012: unrealized gain of $7 million; 2011: unrealized loss of $26 million) as a component of other income in the statements of comprehensive income. During the year ended December 31, 2013, the Group recognized a realized loss of $17 million (2012: realized gain of $7 million; 2011: realized gain of $7 million) as a component of cost of sales in the statements of comprehensive income.

There would be no material impact on the statement of comprehensive income from a revaluation of derivative contracts as of December 31, 2013 assuming a 10% parallel upwards or downwards movement in the price curve used to value the contracts and assuming all other variables remain constant.

22.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse global operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group, subject to certain Group-determined limits. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

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

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses including the servicing of financial obligations. As of December 31, 2013, the Group had $1,486 million of cash on hand, net of bank overdrafts

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2013, the Group had undrawn lines of credit under the revolving facilities of the 2013 Credit Agreement totaling $51 million and €39 million ($54 million) (2012: $51 million and €65 million ($86 million) under the 2012 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2013
Non-derivative financial liabilities
Bank overdrafts	(4)	(4)	(4)	—	—	—	—
Trade and other payables	(1,782)	(1,782)	(1,782)	—	—	—	—
Loans and borrowings	(17,936)	(25,680)	(1,087)	(640)	(1,277)	(8,665)	(14,011)
	(19,722)	(27,466)	(2,873)	(640)	(1,277)	(8,665)	(14,011)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	12	8	4	—	—	—
Outflows	(3)	(15)	(7)	(7)	(1)	—	—
	(3)	(3)	1	(3)	(1)	—	—
Total	(19,725)	(27,469)	(2,872)	(643)	(1,278)	(8,665)	(14,011)

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Non-derivative financial liabilities
Bank overdrafts	(2)	(2)	(2)	—	—	—	—
Trade and other payables	(1,791)	(1,791)	(1,791)	—	—	—	—
Related party borrowings	(16)	(19)	—	—	—	—	(19)
Loans and borrowings	(17,901)	(27,069)	(675)	(1,173)	(1,329)	(5,371)	(18,521)
	(19,710)	(28,881)	(2,468)	(1,173)	(1,329)	(5,371)	(18,540)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	8	6	2	—	—	—
Outflows	(8)	(16)	(9)	(7)	—	—	—
	(8)	(8)	(3)	(5)	—	—	—
Total	(19,718)	(28,889)	(2,471)	(1,178)	(1,329)	(5,371)	(18,540)

22.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2013
Assets
Cash and cash equivalents	—	—	1,490	—	1,490	1,490
Current and non-current receivables	—	—	1,562	—	1,562	1,562
Derivative financial assets:
Commodity and foreign currency derivatives	12	—	—	—	12	12
Embedded derivatives	437	—	—	—	437	437
Total assets	449	—	3,052	—	3,501	3,501
Liabilities
Bank overdrafts	—	—	—	(4)	(4)	(4)
Trade and other payables	—	—	—	(1,782)	(1,782)	(1,782)
Other payables	—	—	—	(41)	(41)	(41)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(15)	—	—	—	(15)	(15)
Loans and borrowings	—	—	—	(17,936)	(17,936)	(19,018)
Total liabilities	(15)	—	—	(19,763)	(19,778)	(20,860)

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2012
Assets
Cash and cash equivalents	—	—	1,556	—	1,556	1,556
Current and non-current receivables	—	—	1,480	—	1,480	1,480
Derivative financial assets:
Commodity and foreign currency derivatives	5	—	—	—	5	5
Embedded derivatives	374	—	—	—	374	374
Total assets	379	—	3,036	—	3,415	3,415
Liabilities
Bank overdrafts	—	—	—	(2)	(2)	(2)
Trade and other payables	—	—	—	(1,791)	(1,791)	(1,791)
Other non-current payables	—	—	—	(53)	(53)	(53)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(13)	—	—	—	(13)	(13)
Related party borrowings	—	—	—	(16)	(16)	(16)
Loans and borrowings	—	—	—	(17,901)	(17,901)	(18,918)
Total liabilities	(13)	—	—	(19,763)	(19,776)	(20,793)
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

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(3)	—	(3)
Embedded derivatives	—	437	—	437
Total	—	434	—	434

As of December 31, 2012
Financial assets at fair value through profit or loss:
Derivative financial assets:
Commodity and foreign currency derivatives, net	—	(8)	—	(8)
Embedded derivatives	—	374	—	374
Total	—	366	—	366

There were no transfers between any levels during the years ended December 31, 2013 and 2012.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

23.     Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Short-term employee benefits	12	9	13
Total compensation expense to key management personnel	12	9	13

There were no transactions with key management personnel during the years ended December 31, 2013, 2012 and 2011.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2013	2012	2011	2013	2012
Transactions with the immediate and ultimate parent companies
Due from immediate parent(a)	21	—	—	22	—
Due to immediate parent(b)	—	—	—	—	(16)
Transactions with joint ventures
Sale of goods and services(c)	221	186	146	59	46
Transactions with other related parties
Trade receivables
BPC United States Inc.				—	—
Sale of services	—	—	3
Carter Holt Harvey Limited				—	—
Sale of goods	1	—	3
Carter Holt Harvey Packaging Pty Limited				—	—
Sale of goods	—	—	4
Carter Holt Harvey Pulp & Paper Limited				—	—
Sale of goods	2	2	3
FRAM Group Operations LLC				1	1
Recharges	2	3	—
Sale of goods	1	1	—
Rank Group North America, Inc.				1	—
Recharges	3	—	—
United Components, Inc				—	—
Recharges	1	—	—
Trade payables
Carter Holt Harvey Limited				—	—
Purchase of goods	(11)	(11)	(10)
Carter Holt Harvey Pulp & Paper Limited				(6)	(2)
Purchase of goods	(35)	(29)	(38)
Rank Group Limited				(4)	(7)
Recharges(d)	(6)	(26)	(121)
Rank Group North America, Inc.				—	—
Recharges(e)	(18)	(20)	—
Loans payable
LQ70 (BPTA) Pty Limited				—	—
Loan advanced	(2)	—	—
Reynolds Treasury (NZ) Limited(f)				—	—
Loan advanced	—	—	(25)
Interest expense	—	(1)	(1)
Payable related to transfer of tax losses to:
Evergreen Packaging New Zealand Limited				—	—
Transfer of tax losses	—	(3)	—
Reynolds Packaging Group (NZ) Limited				—	—
Transfer of tax losses	—	(7)	—

(a)
On November 5, 2013 the Group lent the euro equivalent of $21 million to RGHL.The advance due from RGHL accrued interest at a rate of 5.80%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender.

(b)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the year ended December 31, 2013, interest accrued at a rate of 2.56% to 2.60% (2012: 2.60% to 3.72%). The loan was repaid on November 5, 2013.

(c)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(d)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

(e)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(f)
On August 23, 2011, the Group borrowed the euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was unsecured and was repaid on June 8, 2012.

24.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.	Dec-31	Argentina	100	100	100
Graham Packaging San Martin S.A.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A.	Dec-31	Argentina	100	100	100
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(a)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA (formerly Graham Packaging Belgium N.V.)	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA (formerly Graham Packaging Lummen N.V.)	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio S.A.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD (in liquidation) (b)	Dec-31	Bulgaria	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company (formerly Graham Packaging Canada Limited)	Dec-31	Canada	100	100	100
Pactiv Canada, Inc	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
Zhejing Zhongbao Packaging Co., Ltd	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S. (c)	Dec-31	Colombia	100	—	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.a.r.l.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.a.r.l.	Dec-31	France	100	100	100
SIG Combibloc S.a.r.l.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Closure Systems International Machinery (Germany) GmbH (d)	Dec-31	Germany	100	—	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (in liquidation) (e)	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH	Dec-31	Germany	100	100	100
SIG Beverages Germany GmbH (f)	Dec-31	Germany	—	100	—
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
Crystal Insurance Comp. Ltd. (g)	Dec-31	Guernsey	—	100	—
SIG Asset Holdings Limited (in liquidation) (h)	Dec-31	Guernsey	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited (in liquidation) (i)	Dec-31	Hong Kong	—	100	—
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
SIG Combibloc Limited (in liquidation) (j)	Dec-31	Hong Kong	100	100	100
Technegen International Limited (k)	Dec-31	Hong Kong	100	—	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Dec-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation) (l)	Dec-31	India	—	100	—
PT. Graham Packaging Indonesia	Mar-31	Indonesia	100	100	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
Bienes Industriales del Norte, S.A. de C.V (m)	Dec-31	Mexico	—	100	—
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.(n)	Dec-31	Mexico	—	100	—
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesoriìa en Plaìstico, S. de R.L. de C.V. (formerly Asesores y Consultores Graham, S. de R.L. de C.V.) (o)	Dec-31	Mexico	100	100	100
Middle America M.A., S.A. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv NA III S. de R.L. de C.V. (p)	Dec-31	Mexico	—	—	—
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (q)	Dec-31	Mexico	—	100	—
Tecnicos de Tapas Innovativas, S.A. de C.V (r)	Dec-31	Mexico	—	100	—
Closures Systems International Nepal Private Limited	Dec-31	Nepal	100	100	100
Beverage Packaging Holdings (Netherlands) B.V. (s)	Jul-31	Netherlands	—	100	—
BPTE B.V. (t)	Dec-31	Netherlands	100	—	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Pactiv Europe B.V. (in liquidation) (u)	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V.(s)	Dec-31	Netherlands	—	100	—
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	50	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.	Dec-31	Turkey	100	100	100
SIG Combibloc Paketleme ve Ticaret Limited Sirketi	Dec-31	Turkey	50	50	50
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging U.K. Limited (v)	Dec-31	United Kingdom	—	100	—
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	—	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	—	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd. (w)	Dec-31	United Kingdom	—	100	—
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc. (x)	Dec-31	U.S.A.	100	—	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging International (US) Inc. (y)	Dec-31	U.S.A.	—	100	—
Evergreen Packaging USA Inc. (y)	Dec-31	U.S.A.	—	100	—
GPACSUB LLC	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. I	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. II	Dec-31	U.S.A.	100	100	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging GP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Minster LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Technological Specialties LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging West Jordan, LLC	Dec-31	U.S.A.	100	100	100
Graham Recycling Company L.P.	Dec-31	U.S.A.	100	100	100
International Tray Pads & Packaging, Inc (z)	Dec-31	U.S.A.	—	100	—
Master Containers, Inc. (aa)	Dec-31	U.S.A.	100	—	100
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc. (formerly PWP Industries, Inc.)	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Inc. (formerly Reynolds Foil Inc.)	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc. (formerly Reynolds Consumer Products, Inc.)	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA, LLC	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Spirit Foodservice, Inc. (aa)	Dec-31	U.S.A.	100	—	100
Spirit Foodservice Products, Inc. (aa)	Dec-31	U.S.A.	100	—	100
Trans Western Polymers, Inc. (ab)	Dec-31	U.S.A.	100	—	100
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.	Dec-31	Venezuela	100	100	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	The Group has the control and it has the power to govern the financial and operating policies of the entity

(b)	Placed into voluntary liquidation on July 23, 2013

(c)	Incorporated on October 18, 2013

(d)	Acquired on December 6, 2013

(e)	Placed into voluntary liquidation on December 2, 2013

(f)	Merged into SIG Euro Holding AG & Co. KGaA on October 10, 2013

(g)	Placed into voluntary liquidation on September 18, 2013 and dissolved on December 18, 2013

(h)	Placed into voluntary liquidation on October 1, 2013

(i)	Deregistered on August 9, 2013

(j)	Placed into voluntary liquidation on November 15, 2013

(k)	Incorporated on December 9, 2013

(l)	Dissolved on March 8, 2013

(m)	Merged into CSI en Saltillo S. de R.L. de C.V on November 1, 2013

(n)	Liquidated and deregistered on August 2, 2013

(o)	Changed name to Innovacion y Asesoria en Plastico, S. de R.L. de C.V. on July 18, 2013

(p)
Incorporated on November 4, 2013 under the name Pactiv NA III LLC in the United States. On November 28, 2013 Pactiv NA III LLC redomiciled to Mexico and changed its name to Pactiv NA III S. de R.L. de C.V. On December 3, 2013 Pactiv NA III S. de R.L. de C.V. merged into Pactiv Mexico S. de R.L. de C.V.

(q)	Deregistered on July 12, 2013

(r)	Liquidated and deregistered on November 12, 2013

(s)	Merged into Reynolds Packaging International B.V. on December 21, 2013

(t)	The shares in BPTE B.V. were acquired at fair value on December 13, 2013 from LQ70 (BPTA) Pty Limited, a related party

(u)	Placed into voluntary liquidation on September 30, 2013

(v)	Placed into voluntary liquidation on February 5, 2013 and dissolved on December 26, 2013

(w)	Deregistered on December 10, 2013

(x)	Incorporated on May 9, 2013

(y)	Merged into Evergreen Packaging Inc. on December 31, 2013

(z)	Merged into Pactiv LLC on November 1, 2013

(aa)	Acquired on March 15, 2013

(ab)	Acquired on November 4, 2013

25.    Business combinations

Trans Western Polymers, Inc.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

On November 4, 2013, the Group acquired the shares of Trans Western Polymers, Inc. ("Trans Western") for an aggregate purchase price of $69 million, net of debt assumed of $21 million, which was repaid by the Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags. The operating results of Trans Western have been included in the Reynolds Consumer Products segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

Spirit Foodservice Products, Inc.

On March 15, 2013, the Group acquired the shares of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million. The consideration was paid in cash. Spirit Foodservice Products Inc. is a producer of extruded polystyrene cups, injection-molded polystyrene products such as cutlery and utensils and extruded polypropylene products. The operating results of Spirit have been included in the Pactiv Foodservice segment since the date of the acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

International Tray Pads & Packaging, Inc. and Interplast Packaging Inc.

On September 19, 2012, the Group acquired the shares of International Tray Pads & Packaging, Inc., which manufactures meat and poultry pads, furniture shipping pads, medical wadding and related products. On September 24, 2012, the Group acquired the business of Interplast Packaging Inc., which manufactures egg cartons for use in retail packaging of specialty eggs. The operating results of International Tray Pads & Packaging, Inc. and Interplast Packaging, Inc. have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. Combined, the consideration paid was $30 million. These acquisitions did not have a material effect on the Group's financial condition or results of operations.

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $65 million, EBITDA of $104 million and Adjusted EBITDA of $155 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed, on a pro forma basis, additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011. The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

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

26.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2013	2012
Less than one year	110	111
Between 1 and 5 years	220	222
More than 5 years	88	79
Total	418	412

During the year ended December 31, 2013, $144 million of operating lease expense was recognized in the statement of comprehensive income as a component of profit or loss (2012: $135 million; 2011: $107 million).

27.    Capital commitments

As of December 31, 2013, the Group had entered into contracts to incur capital expenditures of $142 million (2012: $177 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

28.    Contingencies

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2013

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2013, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 18. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

29.    Subsequent events

As a result of the issuance of the 2013 Notes, effective in 2014, BP I and BP II changed their functional currency from euro to U.S. dollar. Refer to note 18 for further details.

Other than the item disclosed above, there have been no events subsequent to December 31, 2013 which would require accrual or disclosure in these combined financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Consolidated financial statements for the year ended
December 31, 2013

Beverage Packaging Holdings (Luxembourg) I S.A.

Contents

To the Shareholder and Board of Directors of Beverage Packaging Holdings (Luxembourg) I S.A:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings (Luxembourg) I S.A. and its subsidiaries (the "Group") at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2.6 and note 19 to the consolidated financial statements, the Group changed the manner in which it accounts for post-employment benefits in 2013.

PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 26, 2014

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2013	2012(1)	2011(1)
Revenue		13,973	13,830	11,819
Cost of sales	*	(11,321)	(11,210)	(9,731)
Gross profit		2,652	2,620	2,088
Other income	6	55	126	57
Selling, marketing and distribution expenses	*	(343)	(348)	(347)
General and administration expenses	*	(930)	(961)	(728)
Other expenses	7	(142)	(200)	(268)
Share of profit of associates and joint ventures, net of income tax	16	26	27	17
Profit from operating activities		1,318	1,264	819
Financial income	10	241	179	6
Financial expenses	10	(1,411)	(1,690)	(1,409)
Net financial expenses		(1,170)	(1,511)	(1,403)
Profit (loss) before income tax		148	(247)	(584)
Income tax (expense) benefit	11	(125)	104	95
Profit (loss) for the year		23	(143)	(489)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(85)	(4)	(27)
Transfers from foreign currency translation reserve into profit (loss)		(33)	—	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	19	611	(71)	(331)
Total other comprehensive income (loss), net of income tax		493	(75)	(358)
Total comprehensive income (loss)		516	(218)	(847)
Profit (loss) attributable to:
Equity holder of the Group		21	(144)	(491)
Non-controlling interests		2	1	2
		23	(143)	(489)
Total comprehensive income (loss) attributable to:
Equity holder of the Group		514	(219)	(848)
Non-controlling interests		2	1	1
		516	(218)	(847)

(1)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

*	For information on expenses by nature, refer to notes 8, 9, 13, 14, 15, 19, 20 and 26.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of financial position

		As of December 31,		As of January 1,
(In $ million)	Note	2013	2012(1)	2012(1)
Assets
Cash and cash equivalents		1,490	1,556	597
Trade and other receivables	12	1,503	1,433	1,504
Inventories	13	1,647	1,612	1,764
Current tax assets	11	14	46	39
Assets held for sale		36	21	70
Derivatives	22	12	5	1
Other assets		73	79	65
Total current assets		4,775	4,752	4,040
Non-current receivables	12	59	47	55
Investments in associates and joint ventures	16	149	141	119
Deferred tax assets	11	49	42	29
Property, plant and equipment	14	4,353	4,363	4,546
Intangible assets	15	12,055	12,274	12,545
Derivatives	22	437	285	122
Other assets		199	171	115
Total non-current assets		17,301	17,323	17,531
Total assets		22,076	22,075	21,571
Liabilities
Bank overdrafts		4	2	3
Trade and other payables	17	1,782	1,791	1,749
Liabilities directly associated with assets held for sale		38	—	30
Borrowings	18	470	523	520
Current tax liabilities	11	133	140	161
Derivatives	22	14	13	16
Employee benefits	19	243	270	228
Provisions	20	83	91	98
Total current liabilities		2,767	2,830	2,805
Non-current payables	17	41	53	38
Borrowings	18	17,466	17,394	16,641
Deferred tax liabilities	11	1,474	1,128	1,386
Derivatives	22	1	—	—
Employee benefits	19	743	1,575	1,338
Provisions	20	96	120	134
Total non-current liabilities		19,821	20,270	19,537
Total liabilities		22,588	23,100	22,342
Net liabilities		(512)	(1,025)	(771)
Equity
Share capital	21	2,311	1,385	1,417
Reserves		(1,061)	(1,554)	(1,486)
Accumulated losses		(1,782)	(877)	(724)
Equity (deficit) attributable to equity holder of the Group		(532)	(1,046)	(793)
Non-controlling interests		20	21	22
Total equity (deficit)		(512)	(1,025)	(771)

(1)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2011)(2)		1,417	330	(1,459)	(233)	55	23	78
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(491)	(491)	2	(489)
Remeasurement of defined benefit plans, net of income tax	19	—	—	(331)	—	(331)	—	(331)
Foreign currency exchange translation reserve		—	(26)	—	—	(26)	(1)	(27)
Total comprehensive income (loss) for the year(2)		—	(26)	(331)	(491)	(848)	1	(847)
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance as of December 31, 2011(2)		1,417	304	(1,790)	(724)	(793)	22	(771)
Balance at the beginning of the year (January 1, 2012)		1,417	304	(1,790)	(724)	(793)	22	(771)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(144)	(144)	1	(143)
Remeasurement of defined benefit plans, net of income tax	19	—	—	(71)	—	(71)	—	(71)
Reclassification upon sale of business		—	—	7	(7)	—	—	—
Foreign currency exchange translation reserve		—	(4)	—	—	(4)	—	(4)
Total comprehensive income (loss) for the year(2)		—	(4)	(64)	(151)	(219)	1	(218)
Repayment of contributed capital	21	(32)	—	—	—	(32)	—	(32)
Purchase of non-controlling interest		—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2012(2)		1,385	300	(1,854)	(877)	(1,046)	21	(1,025)
Balance at the beginning of the year (January 1, 2013)		1,385	300	(1,854)	(877)	(1,046)	21	(1,025)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	21	21	2	23
Remeasurement of defined benefit plans, net of income tax	19	—	—	611	—	611	—	611
Foreign currency exchange translation reserve(3)		—	(118)	—	—	(118)	—	(118)
Total comprehensive income (loss) for the year		—	(118)	611	21	514	2	516
Capital restructure	21	926	—	—	(926)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2013		2,311	182	(1,243)	(1,782)	(532)	20	(512)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

(3)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of foreign currency translation losses, which had been accumulated in equity, were recognized in profit (loss).

(4)
On December 12, 2013, Beverage Packaging Holdings (Luxembourg) I S.A. converted a portion of its statutory retained earnings into capital through a capital restructure. Refer to note 21.1 for additional information.

The consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2013	2012(1)(2)	2011(1)(2)
Cash flows from operating activities
Profit (loss)		23	(143)	(489)
Adjustments for:
Depreciation and amortization		1,020	1,134	972
Impairment charges		59	52	12
Foreign currency adjustments		46	8	7
Change in fair value of derivatives		(6)	(7)	26
(Gain) loss on sale or disposal of businesses and non-current assets		(15)	(84)	(4)
Share of profit of associates and joint ventures, net of income tax	16	(26)	(27)	(17)
Net financial expenses		1,170	1,511	1,403
Premium on extinguishment of loans and borrowings		(18)	(101)	—
Interest paid		(1,342)	(1,427)	(1,003)
Income tax expense (benefit)		125	(104)	(95)
Income taxes paid, net of refunds received		(133)	(133)	(88)
Change in trade and other receivables		(75)	69	(56)
Change in inventories		(56)	157	(171)
Change in trade and other payables		(33)	(19)	(8)
Change in provisions and employee benefits		77	91	(46)
Change in other assets and liabilities		4	(27)	—
Net cash from operating activities		820	950	443
Cash flows used in investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties		(724)	(650)	(520)
Proceeds from sale of property, plant and equipment, investment properties and other assets		20	32	71
Proceeds from insurance claims		14	6	—
Acquisition of businesses and investments in joint ventures, net of cash acquired	25	(107)	(33)	(2,048)
Disposal of businesses, net of cash disposed		—	95	—
Pre-acquisition advance to Graham Packaging		—	—	(20)
Related party loan advance	23	(21)	—	—
Other		33	11	15
Net cash used in investing activities		(785)	(539)	(2,502)
Cash flows from financing activities
Drawdown of loans and borrowings		3,966	7,689	9,171
Repayment of loans and borrowings		(4,039)	(7,004)	(6,652)
Payment of liabilities arising from acquisition of Graham Packaging*		—	—	(252)
Related party borrowings (repayments)		(14)	(23)	25
Payment of debt transaction costs		(25)	(105)	(279)
Repayment of contributed capital		—	(32)	—
Other		(3)	(2)	(7)
Net cash from (used in) financing activities		(115)	523	2,006
Net increase (decrease) in cash and cash equivalents		(80)	934	(53)
Cash and cash equivalents at the beginning of the year		1,554	594	651
Effect of exchange rate fluctuations on cash and cash equivalents		12	26	(4)
Cash and cash equivalents as of December 31		1,486	1,554	594
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,490	1,556	597
Bank overdrafts		(4)	(2)	(3)

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2013	2012(1)(2)	2011(1)(2)
Cash and cash equivalents as of December 31		1,486	1,554	594

(1)	The information presented has been revised to reflect the change to the indirect method presentation. Refer to note 2.6 for additional information.

(2)	The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 for additional information.

*	Includes amounts paid under a pre-acquisition income tax receivable agreement with certain pre-IPO shareholders that required payment as a result of the acquisition.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of cash flows

Acquisitions and disposals of businesses

	For the year ended December 31,
	2013		2012		2011
(In $ million)	Acquisitions	Disposals	Acquisitions	Disposals	Acquisitions	Disposals
Inflow (outflow) of cash:
Cash receipts (payments)	(101)	—	(30)	—	(2,192)	—
Net cash (bank overdraft) acquired (disposed of)	—	—	—	—	144	—
Consideration received, satisfied in notes receivable	—	—	—	—	—	—
Consideration subject to post-closing adjustments	—	—	—	—	—	—
	(101)	—	(30)	—	(2,048)	—
Cash and cash equivalents, net of bank overdrafts	—	—	—	—	(144)	—
Net gain on sale before reclassification from foreign currency translation reserve	—	—	—	—	—	—
Amounts reclassified from foreign currency translation reserve	—	—	—	—	—	—
Net assets (acquired) disposed of	(101)	—	(30)	—	(2,192)	—
Details of net assets (acquired) disposed of:
Cash and cash equivalents, net of bank overdrafts	—	—	—	—	(144)	—
Trade and other receivables	(20)	—	(4)	—	(361)	—
Inventories	(22)	—	(2)	—	(350)	—
Current tax assets	—	—	—	—	(4)	—
Assets held for sale	—	—	—	—	(10)	—
Derivative assets	—	—	—	—	(9)	—
Investment in associates and joint ventures	—	—	—	—	(1)	—
Deferred tax assets	—	—	—	—	(6)	—
Property, plant and equipment	(37)	—	(6)	—	(1,526)	—
Intangible assets (excluding goodwill)	(23)	—	(21)	—	(2,463)	—
Goodwill	(36)	—	(1)	—	(1,754)	—
Other current and non-current assets	(1)	—	—	—	(36)	—
Trade and other payables	10	—	4	—	720	—
Current tax liabilities	—	—	—	—	39	—
Borrowings	21	—	—	—	2,851	—
Deferred tax liabilities	6	—	—	—	629	—
Provisions and employee benefits	1	—	—	—	233	—
Net assets (acquired) disposed of	(101)	—	(30)	—	(2,192)	—
Refer to note 25 for further details of acquisitions.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (the “Company”) is a company domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The consolidated financial statements of Beverage Packaging Holdings (Luxembourg) I S.A. as of and for the year ended December 31, 2013 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRIC Interpretations as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 26, 2014 in Munsbach, Luxembourg (February 27, 2014 in Auckland, New Zealand).

2.2    Going concern

The consolidated financial statements have been prepared using the going concern assumption.

The consolidated statement of financial position as of December 31, 2013 presents negative equity of $512 million compared to negative equity of $1,025 million as of December 31, 2012. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Refer to note 3.1(c). The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

2.3    Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention except for:

•	certain components of inventory which are measured at net realizable value;

•	defined benefit pension plan liabilities and post-employment medical plan liabilities which are measured under the projected unit credit method; and

•	certain assets and liabilities, such as derivatives, which are measured at fair value.

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2013. Information for the comparative years is for the twelve month periods ended December 31, 2012 and December 31, 2011.

2.4    Presentation currency

These consolidated financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of the consolidated financial statements requires the Directors and management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is described in note 4.

2.6    Comparative information

During the year ended December 31, 2013, the Group changed the presentation of the consolidated statement of cash flows from the direct method to the indirect method. Accordingly, the presentation of the consolidated statement of cash flows for the years ended December 31, 2012 and December 31, 2011 has been reclassified to conform to the 2013 presentation. This change had no financial impact.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

Effective January 1, 2013, the Group adopted the revisions to IAS 19, "Employee Benefits" ("IAS 19R") on a retrospective basis in accordance with the provisions set out in the standard. All comparative information included in this report has been presented as if IAS 19R had been applied from the date the plans were acquired. In accordance with IAS 1, because the Group has applied the revised standard on a retrospective basis, the Group has included the January 1, 2012 consolidated statement of financial position together with the consolidated statements of financial position as of December 31, 2012 and December 31, 2013. Refer to note 19 for additional information regarding the adoption of IAS 19R.

During the year ended December 31, 2012, the SIG segment made two cumulative adjustments to correct for the accounting for costs incurred during the construction of aseptic filler machines. Since May 2007, certain period costs were inappropriately capitalized rather than expensed as incurred. In addition, $27 million of cumulative expenses incorrectly recognized in cost of sales have been reclassified into general and administration expense. The adjustments reduced the SIG segment's and the Group's net income and EBITDA by $4 million and $10 million, respectively, for the year ended December 31, 2012. There was no impact on Adjusted EBITDA or the consolidated statement of cash flows. The adjustments reduced non-current assets and net deferred tax liabilities by $7 million and $2 million, respectively, as of December 31, 2012. The adjustments did not have a material impact on any current or previously reported consolidated financial statements.

During the year ended December 31, 2012, the Group made adjustments to correct certain deferred tax balances for two errors identified during the year. The first adjustment was to increase income tax benefit and net profit by $3 million for an error in the recognition of unrecognized deferred tax assets for certain Luxembourg entities and was recorded in the second quarter of 2012. The second adjustment was to increase income tax benefit and net profit by $11 million for errors in tax basis depreciation and application of appropriate tax rates and was recorded in the fourth quarter of 2012. These adjustments had no impact on EBITDA, Adjusted EBITDA or the consolidated statement of cash flows for the year ended December 31, 2012. The adjustments did not have a material impact on any current or previously reported interim or annual consolidated financial statements.

During the year ended December 31, 2012, the Group identified errors in the first quarter, second quarter and third quarter valuations of embedded derivatives that were corrected in the fourth quarter of 2012. The errors and correction resulted in the (understatement) overstatement of first quarter, second quarter, third quarter and fourth quarter net financial expenses in 2012 by $3 million, $11 million, ($27 million) and $13 million, respectively. The adjustments had no impact on full year 2012 net financial expenses. These adjustments also had no impact on EBITDA, Adjusted EBITDA or the consolidated statement of cash flows for any quarter in 2012 and did not have a material impact on any previously reported interim consolidated financial statements in 2012.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements by all Group entities.

3.1    Basis of consolidation

(a)    Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control is achieved when the parent of the Group: has the power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns from the investee. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there have been changes to one or more of these three elements of control. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control commences until the date that control ceases.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of the acquisition, including the fair value of any contingent consideration and share-based payment awards (as measured in accordance with IFRS 2 “Share Based Payments”) of the acquiree that are mandatorily replaced as a result of the transaction. Transaction costs that the Group incurs in connection with an acquisition are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair value at the acquisition date, irrespective of the extent of any non-controlling interests. Non-controlling interests are initially recognized at their proportionate share of the fair value of the net assets acquired.

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

Refer to note 25 for disclosure of acquisitions in the current and comparative years.

(b)    Joint ventures and associates

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies, generally accompanied by a shareholding of between 20% and 50% of the voting rights. Investments in joint ventures and associates are accounted for using the equity method of accounting.

(c)    Transactions between entities under common control

Common control transactions arise between entities that are under the ultimate ownership of the common sole shareholder, Mr. Graeme Hart.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

Acquisitions of businesses under common control are accounted for as follows:

•	predecessor value method requires the financial statements to be prepared using predecessor book values without any step up to fair values;

•
premium or discount on acquisition is calculated as the difference between the total consideration paid and the book value of the share capital of the acquired entity, and is recognized directly in equity as a component of a separate reserve; and

•
the results of operations and cash flows of the acquired entity are included on a restated basis in the financial statements from the date that common control originally commenced (i.e., from the date the business was acquired by Mr. Graeme Hart) as though the entities had always been combined from the common control date forward.

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

(b)    Foreign currency transactions

Foreign currency transactions are converted into the functional currency of the entity using the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency of the respective entities at the exchange rate at that date.

Foreign currency transactional gains or losses are recognized in the statement of comprehensive income as a component of profit or loss, unless the underlying transaction is recognized directly in equity.

(c)    Foreign currency translations

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

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as part of the gain or loss on the sale.

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,		As of December 31,
	2013	2012	2013	2012
1 €	1.37	1.29	1.38	1.32
10 MXN	0.77	0.76	0.77	0.77
1 CA$	0.94	1.00	0.94	1.01

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

3.3    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, receivables, trade and other payables and interest bearing borrowings.

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

Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, for instruments not at fair value through the profit or loss. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

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

(a)    Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits held at call with banks and other short-term highly liquid investments with maturities of less than three months. Bank overdrafts are included in borrowings and are classified as current liabilities in the statement of financial position except if repayable on demand, in which case they are included separately as a component of current liabilities. In the statement of cash flows, bank overdrafts are included as a component of cash and cash equivalents.

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

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are stated at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing loans and borrowings are stated at amortized cost. Any difference between the amortized cost and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings, using the effective interest method.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

3.6    Property, plant and equipment

(a)    Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

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

Property, plant and equipment acquired in a business combination is recorded at fair value, which is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of property, plant and equipment is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

(c)    Subsequent costs

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

(d)    Depreciation

Land is not depreciated. Depreciation on other assets is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful life of the asset.

The estimated useful lives for the material classes of property, plant and equipment are as follows:

•	Buildings 20 to 50 years

•	Plant and equipment 3 to 25 years

•	Furniture and fixtures 3 to 20 years

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

Depreciation methods, useful lives and residual values are reassessed on an annual basis.

Gains and losses on the disposal of items of property, plant and equipment are determined by comparing the proceeds at the time of disposal with the net carrying amount of the asset.

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

Payments made under operating leases are recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the terms of the lease, except when another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. Contingent lease payments arising under operating leases are recognized as an expense in the period in which the payments are incurred. Presently, all payments under operating leases are recognized on a straight-line basis over the term of the lease in the statement of comprehensive income.

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

3.8    Intangible assets

(a)    Goodwill

Goodwill arises on the acquisition of subsidiaries and business operations and is recognized at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer's previously-held equity interest in the acquiree over the fair value of the identifiable net assets recognized. Goodwill is allocated to the operations that are expected to benefit from the business combination in which the goodwill arose after the allocation of purchase consideration is finalized.

Goodwill is not amortized. Goodwill is measured at cost less accumulated impairment losses and is tested at least annually for impairment. Goodwill is monitored for impairment testing at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes.

With respect to investments accounted for using the equity method, the carrying amount of goodwill is included in the carrying amount of the investment.

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and impairment losses. Trademarks acquired in a business combination are initially measured at fair value based on the discounted estimated royalty payments that have been avoided as a result of owning the trademark.  Certain acquired trademarks are considered indefinite life intangible assets as they represent the value accumulated in the brand which is expected to continue indefinitely into the future and are recognized at cost less accumulated impairment losses.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

(c)    Customer relationships

Customer relationships represent the value attributable to purchased long-standing business relationships which have been cultivated over the years with customers.  Customer relationships acquired in a business combination are initially recognized at fair value based on the discounted cash flows expected to be derived from the relationship.  Customer relationships are amortized using the straight-line method over the estimated remaining useful lives of the relationships, which are based on customer attrition rates and projected cash flows.

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses. Other development expenditure that does not qualify for capitalization is recognized in the statement of comprehensive income as a component of the profit or loss as incurred.

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and impairment losses (if any). Other intangible assets that have indefinite useful lives are carried at cost less impairment losses.

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

(a)    Impairment of loans and receivables

The Group's loans and receivables that are carried at amortized cost are assessed for impairment using the present value of estimated future cash flows. Long duration receivables are discounted using their original effective interest rate, while short duration receivables are not discounted.

Impairment is assessed on all instruments that are considered individually significant, based on that specific instrument's exposure. For trade receivables that are not individually significant, impairment is assessed on a portfolio basis, utilizing historical loss experiences on similarly aged portfolios.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell for goodwill and certain trademarks, the forecasted future Adjusted EBITDA to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple ("earnings multiple"). The fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value at the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Other indefinite life intangible assets consist primarily of permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the appropriate CGU level.

With respect to assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's revised carrying amount will not exceed the net carrying amount that would have been determined if no impairment loss had been recognized.

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
The Group's net obligation with respect to defined benefit plans is calculated separately for each plan by estimating the amount of the future benefits that employees have earned in return for their service in the current and prior years. These benefits are then discounted to determine the present value of the Group's obligations. The discount rate used is the yield on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The Group's net obligation is then determined with reference to the fair value of the plan assets (if any). The calculations are performed by qualified actuaries using the projected unit credit method.
Remeasurements of the net defined liability, which include actuarial gains and losses and the return on plan assets (excluding calculated interest) are recognized in the period of remeasurement in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the beginning net defined liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other plan expenses are recognized in profit or loss.
Past service costs are recognized as an expense in profit or loss at the earlier of the plan amendment or curtailment, or when the related restructuring or termination benefits are recognized.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

The Group also participates in a limited number of multi-employer pension plans. To the extent that sufficient information is not available to use defined benefit plan accounting, the Group accounts for the multi-employer plan as if it were a defined contribution plan.

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

The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees, the current and expected future medical costs associated with such services which are discounted to determine their present value. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Past service costs are recognized in the statement of comprehensive income as a component of the profit or loss in the current year.

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

3.12    Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. When discounting is used, the increase in the provision for the passage of time is recognized in financial expenses in the statement of comprehensive income as a component of the profit or loss.

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2013, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2013, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

3.14    Equity

(a)    Share capital

Ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

(b)    Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations from their functional currencies to the Group's presentation currency.

(c)    Other reserves

The other reserves comprise balances resulting from transactions with entities under common control and remeasurement gains and losses arising on defined benefit plans.

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

3.15    Revenue

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

3.16    Financial income and expenses

Financial income is comprised of interest income, foreign currency gains, and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses are comprised of interest expense, foreign currency losses, losses on early extinguishment of debt, borrowing costs not qualifying for capitalization and losses on derivative instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of the profit or loss.

3.17    Income tax

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

Deferred tax is recognized using the balance sheet method providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future and the Group is in a position to control the timing of the reversal of the temporary differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized when the Group considers it more likely that not that the deferred tax asset will be recoverable. In determining if a deferred tax asset is recoverable, the Group considers the adequacy of future taxable income, including the reversal of taxable temporary differences, forecasted earnings, and available tax planning strategies. The recoverability of deferred tax assets is reviewed at each reporting date.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

Deferred income tax assets and liabilities of the same taxing jurisdiction are netted in the consolidated statement of financial position only to the extent that there is a legally enforceable right to offset current tax assets and current tax liabilities, the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxing authority and are expected to be settled on a net basis or realized simultaneously.

For subsidiaries in which the earnings are not considered to be permanently reinvested, the additional tax consequences of future dividend distributions are provided for in the consolidated statement of financial position.

3.18    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.19    New and revised standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2013

On May 12, 2011, the IASB released IFRS 10 “Consolidated Financial Statements,” IFRS 11 “Joint Arrangements,” IFRS 12 “Disclosure of Interests in Other Entities” and IFRS 13 “Fair Value Measurement” as part of its new suite of consolidation and related standards, replacing and amending a number of existing standards and pronouncements. Each of these standards was effective for annual reporting periods beginning on or after January 1, 2013, with early adoption permitted. The Group has concluded that these standards have no impact on its consolidated financial statements.

On June 16, 2011, the IASB published an amendment to IAS 19 “Employee Benefits.” Revised IAS 19 was effective January 1, 2013. Refer to note 2.6 and note 19 for additional information.

In addition, on June 16, 2011, the IASB also published an amendment to IAS 1 “Presentation of Financial Statements.” Under the requirements of the amended standard, the IASB requires an entity to present amounts recognized in other comprehensive income that the entity expects will be reclassified to the statement of comprehensive income in the future (even if contingent on future events) separately from those amounts that will never be reclassified. In addition, the amendment proposes a change in the title of the statement of comprehensive income to the statement of profit or loss and other comprehensive income but allows entities the ability to use other titles. The Group has adopted this amendment.

On December 16, 2011, the IASB published amendments to IFRS 7 “Financial Instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities". The amendments require additional disclosures about right of offset and related arrangements. The requirements of the amended IFRS 7 must be applied to the financial year beginning on or after January 1, 2013. This amendment requires retrospective application for the comparative period. The adoption of this amendment did not have a material impact on the Group's consolidated financial statements for the year ended December 31, 2013.

On November 21, 2013, the IASB issued an amendment to IAS 19 "Employee Benefit Plans". The amendment applies to contributions from employees or third parties to defined benefit plans and was issued to simplify the accounting for contributions that are independent of the number of years of employee service. This amendment is effective for annual periods ending on or after July 1, 2014 with early application permitted. The adoption of this amendment did not have a material impact on the Group's consolidated financial statements for the year ended December 31, 2013.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements:

On May 20, 2013, the IASB issued IFRIC 21 "Levies" which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. When the obligating event occurs over a period of time, the liability is recognized progressively. IFRIC 21 is effective for fiscal years beginning on or after January 1, 2014. The adoption of this amendment will not have any impact on the Group's consolidated financial statements.
On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements. The requirements of the amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014 and requires retrospective application for the comparative period. The adoption of this amendment will not have any impact on the Group's consolidated financial statements.

IFRS 9 "Financial Instruments - Classification and Measurement" is the replacement of IAS 39 "Financial Instruments: Recognition and Measurement". IFRS 9 introduces new requirements for classifying and measuring financial assets. The IASB has deferred the effective application date of IFRS 9, and has not announced details of the revised effective date.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying values of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

4.2    Income taxes

Determining the Group's worldwide income tax provision and income tax liability requires significant judgment and the use of accounting estimates and assumptions, some of which are highly uncertain. Each taxing jurisdiction's laws are complex and subject to differing interpretations by the taxpayer and the respective taxing authorities. Significant judgment is required in evaluating the Group's tax positions, including evaluating uncertainties. To the extent actual results differ from these estimates in future periods and depending on the tax strategies that the Group may implement, the Group's financial position may be directly affected.

4.3    Realization of deferred tax assets

Deferred tax assets represent deductions available to reduce taxable income in future years. The Group evaluates the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The sources of future taxable income rely heavily on the use of estimates. The Group recognizes deferred tax assets when the Group considers it more likely than not that the deferred tax asset will be recoverable.

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

4.5    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding discount rates, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

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

5.    Segment reporting

The Group’s reportable business segments are as follows:

•
SIG — SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products, ranging from juices and milk to soups and sauces. SIG supplies complete aseptic carton packaging systems, which include aseptic filling machines, aseptic cartons, spouts, caps and closures and related services.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

Business segment reporting

	For the year ended December 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	2,228	1,553	1,174	2,572	3,422	3,024	—	13,973
Total inter-segment revenue	—	113	17	133	508	—	(771)	—
Total segment revenue	2,228	1,666	1,191	2,705	3,930	3,024	(771)	13,973
Gross profit	571	213	190	720	619	339	—	2,652
Expenses and other income	(255)	(84)	(130)	(245)	(281)	(266)	(99)	(1,360)
Share of profit of associates and joint ventures	25	1	—	—	—	—	—	26
Earnings before interest and tax (“EBIT”)	341	130	60	475	338	73	(99)	1,318
Financial income								241
Financial expenses								(1,411)
Profit (loss) before income tax								148
Income tax (expense) benefit								(125)
Profit (loss) after income tax								23

Earnings before interest and tax (“EBIT”)	341	130	60	475	338	73	(99)	1,318
Depreciation and amortization	167	57	77	114	228	375	2	1,020
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	508	187	137	589	566	448	(97)	2,338

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2013
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	508	187	137	589	566	448	(97)	2,338
Included in EBITDA:
Asset impairment charges	—	—	11	1	9	21	—	42
Business acquisition and integration costs	—	—	—	—	—	36	—	36
Business interruption costs	—	—	(1)	—	—	—	—	(1)
Equity method profit, net of cash distributed	2	—	—	—	—	—	—	2
Gain on sale of businesses and properties	(2)	—	—	—	(1)	—	—	(3)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	(10)	—	—	(10)
Impact of purchase price accounting on inventories	—	—	—	1	1	—	—	2
Manufacturing plant fire, net of insurance recoveries	—	—	—	—	3	—	—	3
Multi-employer pension plan withdrawal	—	61	—	—	5	—	—	66
Non-cash changes in inventory and provisions	(2)	—	—	—	—	—	(3)	(5)
Non-cash pension expense	—	—	—	—	—	—	57	57
Operational process engineering-related consultancy costs	9	—	—	—	—	5	—	14
Realized accumulated foreign currency translation loss on liquidation of subsidiary	33	—	—	—	—	—	—	33
Restructuring costs, net of reversals	12	—	17	1	10	13	—	53
Unrealized (gain) loss on derivatives	(2)	(1)	(4)	4	(2)	—	—	(5)
VAT and customs refunds on historical imports	(16)	—	—	—	—	—	—	(16)
Other	1	—	2	—	2	—	1	6
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	543	247	162	596	583	523	(42)	2,612
Segment assets (excluding intercompany balances)	3,272	1,085	1,624	4,195	5,503	5,308	1,089	22,076
Included in segment assets are:
Additions to property, plant and equipment	208	57	53	42	243	133	5	741
Additions to intangible assets	4	1	4	1	—	7	1	18
Investments in associates and joint ventures	133	15	—	—	—	1	—	149
Segment liabilities (excluding intercompany balances)	770	468	320	911	1,415	893	17,811	22,588

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	2,076	1,601	1,224	2,508	3,376	3,045	—	13,830
Total inter-segment revenue	—	84	13	111	475	—	(683)	—
Total segment revenue	2,076	1,685	1,237	2,619	3,851	3,045	(683)	13,830
Gross profit	522	269	232	716	601	280	—	2,620
Expenses and other income	(272)	(93)	(129)	(237)	(270)	(266)	(116)	(1,383)
Share of profit of associates and joint ventures	26	1	—	—	—	—	—	27
Earnings before interest and tax (“EBIT”)	276	177	103	479	331	14	(116)	1,264
Financial income								179
Financial expenses								(1,690)
Profit (loss) before income tax								(247)
Income tax (expense) benefit								104
Profit (loss) after income tax								(143)

Earnings before interest and tax (“EBIT”)	276	177	103	479	331	14	(116)	1,264
Depreciation and amortization	215	57	75	126	283	377	1	1,134
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	491	234	178	605	614	391	(115)	2,398

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2012
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	491	234	178	605	614	391	(115)	2,398
Included in EBITDA:
Asset impairment charges	—	—	3	1	13	16	—	33
Business acquisition and integration costs	—	—	—	2	24	31	4	61
Business interruption costs	—	—	1	—	—	—	—	1
Equity method profit, net of cash distributed	(19)	(1)	—	—	—	—	—	(20)
Fixed asset adjustment	10	—	—	—	—	—	—	10
Gain on sale of businesses and properties	—	—	—	—	(77)	—	—	(77)
Hurricane Sandy plant damage, net of insurance recoveries	—	—	—	—	16	—	—	16
Manufacturing plant fires, net of insurance recoveries	—	—	—	—	3	—	—	3
Non-cash changes in inventory and provisions	(8)	—	—	3	6	—	—	1
Non-cash pension expense	—	—	—	—	—	—	59	59
Operational process engineering-related consultancy costs	1	—	—	2	14	—	—	17
Restructuring costs, net of reversals	20	2	5	—	4	27	(1)	57
SEC registration costs	—	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	7	(2)	(1)	(10)	(1)	—	—	(7)
VAT and customs duties on historical imports	(2)	—	—	—	—	—	—	(2)
Other	—	—	1	—	(5)	2	1	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	500	233	187	603	611	467	(44)	2,557
Segment assets (excluding intercompany balances)	3,123	1,143	1,676	4,124	5,334	5,556	1,119	22,075
Included in segment assets are:
Additions to property, plant and equipment	161	40	57	36	150	186	5	635
Additions to intangible assets	12	5	8	—	—	1	—	26
Investments in associates and joint ventures	125	15	—	—	—	1	—	141
Segment liabilities (excluding intercompany balances)	727	411	350	864	1,289	985	18,474	23,100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice*	Graham Packaging **	Corporate / unallocated	Total
Total external revenue	2,036	1,587	1,317	2,503	3,409	967	—	11,819
Total inter-segment revenue	—	46	12	56	542	—	(656)	—
Total segment revenue	2,036	1,633	1,329	2,559	3,951	967	(656)	11,819
Gross profit	437	251	207	611	524	62	(4)	2,088
Expenses and other income	(240)	(99)	(97)	(258)	(402)	(87)	(103)	(1,286)
Share of profit of associates and joint ventures	15	2	—	—	—	—	—	17
Earnings before interest and tax (“EBIT”)	212	154	110	353	122	(25)	(107)	819
Financial income								6
Financial expenses								(1,409)
Profit (loss) before income tax								(584)
Income tax (expense) benefit								95
Profit (loss) after income tax								(489)

Earnings before interest and tax (“EBIT”)	212	154	110	353	122	(25)	(107)	819
Depreciation and amortization	260	60	81	150	292	129	—	972
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	472	214	191	503	414	104	(107)	1,791

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31, 2011
(In $ million)	SIG	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice *	Graham Packaging **	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”)	472	214	191	503	414	104	(107)	1,791
Included in EBITDA:
Asset impairment charges (reversals)	4	—	1	—	7	—	—	12
Business acquisition and integration costs	—	—	—	5	45	9	26	85
Business interruption costs	2	—	1	(1)	—	—	—	2
Change in control payments	—	—	—	—	—	12	—	12
Equity method profit, net of cash distributed	(8)	(2)	—	—	—	—	—	(10)
Gain on modification of plan benefits	—	—	—	—	—	—	(25)	(25)
Gain on sale of business	—	—	(5)	—	—	—	—	(5)
Impact of purchase price accounting on inventories	—	—	—	—	6	27	—	33
Non-cash changes in inventory and provisions	—	—	—	1	2	—	—	3
Non-cash pension expense	—	—	—	3	4	—	47	54
Operational process engineering-related consultancy costs	—	—	—	17	21	—	4	42
Restructuring costs, net of reversals	2	—	5	11	48	3	19	88
SEC registration costs	—	—	—	—	—	—	6	6
Unrealized loss on derivatives	2	2	2	17	3	—	—	26
VAT and customs duties on historical imports	1	—	—	—	—	—	—	1
Other	—	—	—	—	(1)	—	—	(1)
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)	475	214	195	556	549	155	(30)	2,114

*	Includes the results of operations of Dopaco for the period from May 2, 2011 to December 31, 2011.

**	Represents the results of operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

(In $ million)	United States	Remaining North American Region	Europe	Asia	South America	Other	Total
Total external revenue
For the year ended December 31, 2013	9,522	840	1,885	1,117	505	104	13,973
For the year ended December 31, 2012	9,571	808	1,824	1,040	469	118	13,830
For the year ended December 31, 2011	8,019	628	1,742	942	375	113	11,819
Non-current assets
As of December 31, 2013	13,140	470	1,764	889	352	55	16,670
As of December 31, 2012	13,344	498	1,735	926	331	59	16,893

There was no revenue from external customers in Luxembourg, where the Company is domiciled, for the year ended December 31, 2013 (2012: none; 2011: none). There were no non-current assets in Luxembourg as of December 31, 2013 (2012: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line is set forth below:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Foodservice packaging	3,930	3,851	3,951
Food and beverage plastic containers	2,048	2,081	646
Aseptic carton packaging	2,228	2,076	2,036
Caps and closures	1,191	1,237	1,329
Waste and storage products	1,056	1,027	992
Cooking products	910	853	822
Carton packaging	842	815	795
Tablewares	739	739	745
Household product containers	482	481	175
Liquid packaging board	444	449	451
Paper products	380	421	387
Automotive lubricant containers	323	316	95
Personal care containers	171	167	51
Inter-segment eliminations	(771)	(683)	(656)
Total revenue	13,973	13,830	11,819

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

6.    Other income

	For the year ended December 31,
(In $ million)	2013	2012	2011
Gain on sale of businesses	—	77	5
Gain on sale of non-current assets	4	—	—
Hurricane Sandy insurance recoveries	5	—	—
Income from facility management	2	2	12
Income from miscellaneous services	6	8	6
Insurance claims	—	—	6
Landfill tipping fees received	—	—	5
Litigation settlement	3	—	—
Manufacturing plant fire insurance recoveries	9	2	—
Non-cash change in provisions	5	8	—
Rental income from investment properties	1	2	6
Royalty income	3	3	4
Unrealized gains on derivatives	5	7	—
Other	12	17	13
Total other income	55	126	57

Other income includes insurance recoveries related to fires in Pactiv Foodservice's Macon, Georgia and Moorhead, Minnesota manufacturing plants in May 2013 and March 2012, respectively, as well as damage sustained at Pactiv Foodservice's Kearny, New Jersey manufacturing plant as a result of Hurricane Sandy in October 2012. Insurance recoveries are primarily related to business interruption costs. The Group expects to receive additional insurance recoveries in 2014.

7.    Other expenses

	For the year ended December 31,
(In $ million)	2013	2012	2011
Asset impairment charges	(42)	(33)	(12)
Business acquisition and integration costs	(36)	(60)	(81)
Business interruption costs	1	(1)	(2)
Hurricane Sandy plant damage	6	(16)	—
Manufacturing plant fire	2	(3)	—
Net foreign currency exchange loss	(13)	(8)	(7)
Operational process engineering-related consultancy costs	(14)	(17)	(42)
Realized accumulated foreign currency translation loss on liquidation of subsidiary	(33)	—	—
Restructuring costs, net of reversals	(10)	(56)	(88)
SEC registration costs	—	(8)	(6)
Unrealized losses on derivatives	—	—	(26)
VAT and customs refunds on historical imports	6	2	(1)
Other	(9)	—	(3)
Total other expenses	(142)	(200)	(268)

Other expenses includes costs incurred, net of insurance recoveries, related to fires in Pactiv Foodservice's Macon, Georgia and Moorhead, Minnesota manufacturing plants in May 2013 and March 2012, respectively, as well as damage sustained at Pactiv Foodservice's Kearny, New Jersey manufacturing plant as a result of Hurricane Sandy in October 2012. Costs incurred primarily include asset impairment charges and clean up and restoration costs.

In addition, other expenses includes $33 million of foreign currency translation losses, which had been accumulated in equity, that have been reclassified into other expenses during the year ended December 31, 2013 as a result of the liquidation of a subsidiary in Hong Kong.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

8.    Auditors' remunerations

	For the year ended December 31,
(In $ million)	2013	2012	2011
Auditors' remunerations to PricewaterhouseCoopers, comprised of:
Audit fees(a)	(10)	(12)	(12)
Other audit related fees(b)	(1)	(4)	(7)
Tax fees(c)	(1)	(1)	(1)

(a)	Audit fees include fees for the audit and review of the Group's annual and interim consolidated financial statements and the audit of annual financial statements of subsidiary entities.

(b)
Audit-related fees include fees for audit or review services of financial information other than annual or interim consolidated financial statements and other services provided as part of registration statements and debt offering transactions, including the provision of comfort letters.

(c)	Tax fees include fees for advice on transfer pricing and other local tax compliance services.

9.    Personnel expenses

Personnel expenses recognized in the statements of comprehensive income were $2,539 million for the year ended December 31, 2013 (2012: $2,444 million; 2011: $2,073 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 19.

10.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2013	2012	2011
Interest income	7	5	6
Net gain in fair value of derivatives	173	134	—
Net foreign currency exchange gain	61	40	—
Financial income	241	179	6
Interest expense:
Securitization Facility	(10)	(2)	—
2013 Credit Agreement	(10)	—	—
2012 Credit Agreement	(115)	(32)	—
2011 Credit Agreement	—	(225)	(168)
2009 Credit Agreement	—	—	(29)
2013 Related Party Notes	(7)	—	—
September 2012 Senior Secured Notes	(187)	(48)	—
February 2012 Senior Notes(a)	(1)	(60)	—
August 2011 Notes(a)	(339)	(265)	(85)
February 2011 Notes	(151)	(153)	(139)
October 2010 Notes	(242)	(253)	(243)
May 2010 Senior Notes	(85)	(88)	(88)
2009 Senior Secured Notes	—	(110)	(147)
2007 Related Party Notes	(103)	(101)	(109)
Pactiv 2012 Notes	—	(3)	(15)
Pactiv 2017 Notes	(24)	(24)	(24)
Pactiv 2018 Notes	(1)	(1)	(1)
Pactiv 2025 Notes	(22)	(22)	(22)
Pactiv 2027 Notes	(17)	(17)	(17)
Graham Packaging 2014 Notes	—	(7)	(12)
Graham Packaging 2017 Notes	—	—	(3)
Graham Packaging 2018 Notes	—	—	(3)
Related party borrowings (refer to note 23)	—	(1)	(1)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31,
(In $ million)	2013	2012	2011
Amortization of:
Debt issuance costs:
Securitization Facility	(2)	—	—
2012 Credit Agreement	(2)	—	—
2011 Credit Agreement	—	(6)	(4)
September 2012 Senior Secured Notes	(5)	(1)	—
February 2012 Senior Notes	—	(2)	—
August 2011 Notes	(10)	(7)	(2)
February 2011 Notes	(3)	(3)	(2)
October 2010 Notes	(9)	(8)	(10)
May 2010 Notes	(4)	(4)	(3)
2009 Senior Secured Notes	—	(11)	(8)
2007 Related Party Notes	(4)	(4)	(4)
Fair value adjustment of acquired notes	2	2	14
Original issue discounts	(2)	(8)	(4)
Embedded derivatives	10	9	11
Debt commitment letter fees(b)	—	—	(68)
Credit agreement amendment fees	—	—	(11)
Net loss in fair value of derivatives	—	—	(9)
Net foreign currency exchange loss	—	—	(55)
Loss on extinguishment of debt(c)	(52)	(213)	(129)
Other	(16)	(22)	(19)
Financial expenses	(1,411)	(1,690)	(1,409)
Net financial expenses	(1,170)	(1,511)	(1,403)

(a)	As a result of the exchange offer in August 2012, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)
A debt commitment letter to fund the acquisition of Graham Packaging (refer to note 25) resulted in the Group incurring $68 million of fees. The proceeds from the issuance of the August 2011 Notes and drawings under the 2011 Credit Agreement were used to finance the acquisition of Graham Packaging. As the commitments under the debt commitment letter were not utilized, the Group expensed the full amount of the fees during the year ended December 31, 2011.

(c)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transaction costs.

Refer to note 18 for information on the Group's borrowings.

11.    Income tax

	For the year ended December 31,
(In $ million)	2013	2012	2011
Current tax (expense) benefit
Current year	(158)	(137)	(149)
Tax benefit of alternative fuel mixture credits	—	12	—
Adjustments for prior years	4	11	—
	(154)	(114)	(149)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	37	122	225
Tax rate modifications	(1)	11	8
Recognition of previously unrecognized tax losses and temporary differences	3	8	18
Tax benefit of alternative fuel mixture credits	—	80	—
Adjustments for prior years	(10)	(3)	(7)
	29	218	244
Income tax (expense) benefit	(125)	104	95

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

In addition to the above amounts, the Group has recognized a tax expense of $362 million directly in other comprehensive income (2012: $60 million tax benefit; 2011: $207 million tax benefit).

11.1    Reconciliation of effective tax rate

	For the year ended December 31,
(In $ million)	2013	2012	2011
Reconciliation of effective tax rate
Profit (loss) before income tax	148	(247)	(584)
Income tax using the New Zealand tax rate of 28%	(42)	69	163
Effect of tax rates in foreign jurisdictions	37	50	53
Effect of tax rates in state and local tax jurisdictions	—	4	2
Non-deductible expenses and permanent differences	(54)	(41)	(95)
Tax exempt income and income at a reduced tax rate	18	15	9
Withholding tax	(13)	(12)	(16)
Tax benefit of alternative fuel mixture credits	—	92	—
Tax rate modifications	(1)	11	8
Recognition of previously unrecognized tax losses and temporary differences	3	8	18
Unrecognized tax losses and temporary differences	(52)	(78)	(48)
Tax uncertainties	4	2	8
Controlled foreign corporation tax	—	—	2
Credits	3	4	4
Tax on unremitted earnings	(20)	(24)	(12)
Over (under) provided in prior periods	(2)	6	(3)
Other	(6)	(2)	2
Total income tax (expense) benefit	(125)	104	95

11.2    Current tax assets and liabilities

Current tax assets of $14 million as of December 31, 2013 (2012: $46 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $133 million as of December 31, 2013 (2012: $140 million) represent the amount of income taxes payable with respect to current and prior years.

11.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2012	5	(628)	(2,059)	534	379	170	242	(1,357)
Recognized in the profit or loss	(65)	44	140	15	65	81	(62)	218
Recognized in equity	—	—	—	60	—	—	—	60
Other	(1)	(2)	(3)	(1)	1	—	(1)	(7)
Balance as of December 31, 2012	(61)	(586)	(1,922)	608	445	251	179	(1,086)
Recognized in the profit or loss	(52)	(19)	25	35	(26)	71	(5)	29
Recognized in equity	—	—	—	(362)	—	—	—	(362)
Business acquisitions and disposals	—	(2)	(4)	—	—	—	—	(6)
Other	—	—	3	—	—	—	(3)	—
Balance as of December 31, 2013	(113)	(607)	(1,898)	281	419	322	171	(1,425)

	As of December 31,
(In $ million)	2013	2012
Included in the statement of financial position as:
Deferred tax assets - non-current	49	42
Deferred tax liabilities - non-current	(1,474)	(1,128)
Total recognized net deferred tax liabilities	(1,425)	(1,086)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

11.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2013, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $16 million.

11.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2011	276	(6)	23	293
Additions and reversals	72	(2)	8	78
Recognition	(8)	—	—	(8)
Other	104	(26)	9	87
Balance as of December 31, 2012	444	(34)	40	450
Additions and reversals	56	(2)	(2)	52
Recognition	(3)	—	—	(3)
Other	(18)	(1)	(2)	(21)
Balance as of December 31, 2013	479	(37)	36	478

	As of December 31,
(In $ million)	2013	2012
Deductible (taxable) temporary differences	(1)	6
Tax losses	479	444
Total unrecognized deferred tax assets	478	450

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

12.    Trade and other receivables

	As of December 31,
(In $ million)	2013	2012
Trade receivables	1,228	1,245
Provisions for doubtful debts	(24)	(29)
Total trade receivables, net of provisions for doubtful debts	1,204	1,216
Related party receivables (refer to note 23)	62	58
Other receivables	237	159
Total current trade and other receivables	1,503	1,433
Related party receivables (refer to note 23)	22	—
Other receivables	37	47
Total non-current receivables	59	47

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

12.1    Aging of trade receivables, net of provisions for doubtful debts

	As of December 31,
(In $ million)	2013	2012
Current	1,124	1,085
Past due 0 to 30 days	65	108
Past due 31 days to 60 days	7	12
Past due 61 days to 90 days	2	6
Past due more than 91 days	6	5
Balance at the end of the year	1,204	1,216

13.    Inventories

	As of December 31,
(In $ million)	2013	2012
Raw materials and consumables	438	414
Work in progress	239	241
Finished goods	870	866
Engineering and maintenance materials	155	149
Provision against inventory	(55)	(58)
Total inventory	1,647	1,612

During the year ended December 31, 2013, the raw materials elements of inventory recognized as a component of cost of sales totaled $6,278 million (2012: $6,212 million; 2011: $5,400 million). There were $2 million in purchase price accounting adjustments to inventory that were charged to cost of sales for the year ended December 31, 2013 (2012: none; 2011: $33 million).

During the year ended December 31, 2013, write-downs of inventories to net realizable value were $12 million (2012: $10 million; 2011: none). Reversals of write-downs during 2013 were $1 million (2012: $1 million; 2011: none). The inventory write-downs and reversals are included in cost of sales.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

14.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2013
Cost	226	1,087	4,872	475	447	29	7,136
Accumulated depreciation	—	(336)	(2,138)	—	(261)	(5)	(2,740)
Accumulated impairment losses	—	(2)	(41)	—	—	—	(43)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353
As of December 31, 2012
Cost	235	1,047	4,475	352	402	25	6,536
Accumulated depreciation	—	(268)	(1,655)	—	(208)	(4)	(2,135)
Accumulated impairment losses	—	(2)	(35)	(1)	—	—	(38)
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363
Carrying amount as of January 1, 2013	235	777	2,785	351	194	21	4,363
Acquisitions through business combinations (refer to note 25)	1	8	28	—	—	—	37
Additions	—	1	7	725	3	5	741
Capitalization of borrowing costs	—	1	3	2	—	—	6
Disposals	—	(1)	(3)	—	—	—	(4)
Depreciation for the year	—	(77)	(566)	—	(60)	(2)	(705)
Impairment losses	(1)	(5)	(39)	(5)	—	—	(50)
Other transfers	(8)	48	489	(587)	57	—	(1)
Effect of movements in exchange rates	(1)	(3)	(11)	(11)	(8)	—	(34)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353
Carrying amount as of January 1, 2012	237	841	2,925	341	178	24	4,546
Acquisitions through business combinations (refer to note 25)	—	1	5	—	—	—	6
Additions	—	1	26	599	9	—	635
Capitalization of borrowing costs	—	—	1	3	—	—	4
Disposals	—	—	(10)	(5)	(1)	—	(16)
Depreciation for the year	—	(102)	(613)	—	(57)	(2)	(774)
Impairment losses	(1)	(2)	(37)	(3)	—	—	(43)
Other transfers	(5)	36	475	(582)	67	(1)	(10)
Effect of movements in exchange rates	4	2	13	(2)	(2)	—	15
Carrying amount as of December 31, 2012	235	777	2,785	351	194	21	4,363

The depreciation charge of $705 million for the year ended December 31, 2013 (2012: $774 million; 2011: $650 million) is recognized in the statements of comprehensive income as a component of cost of sales (2013: $684 million; 2012: $749 million; 2011: $625 million), selling, marketing and distribution expenses (2013: $2 million; 2012: $4 million; 2011: $4 million) and general and administration expenses (2013: $19 million; 2012: $21 million; 2011: $21 million).

During the year ended December 31, 2013, the Group incurred impairment losses of $50 million (2012: $43 million; 2011: $9 million) primarily related to plant closures. There were no reversals of impairment charges during the year ended December 31, 2013 (2012: none; 2011: none). Impairment charges are included in other expenses in the statements of comprehensive income as a component of profit or loss.

Refer to note 18 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

15.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2013
Cost	6,376	2,079	3,491	880	199	13,025
Accumulated amortization	—	(50)	(559)	(276)	(83)	(968)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055
As of December 31, 2012
Cost	6,324	2,067	3,793	885	212	13,281
Accumulated amortization	—	(36)	(679)	(205)	(83)	(1,003)
Accumulated impairment losses	—	—	—	—	(4)	(4)
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274
Carrying amount as of January 1, 2013	6,324	2,031	3,114	680	125	12,274
Acquisitions through business combinations (refer to note 25)	37	1	22	—	—	60
Additions	—	—	—	13	5	18
Amortization for the year	—	(14)	(196)	(86)	(19)	(315)
Other transfers	(1)	2	(1)	(3)	3	—
Effect of movements in exchange rates	16	9	(7)	—	—	18
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055
Carrying amount as of January 1, 2012	6,297	2,034	3,321	761	132	12,545
Acquisitions through business combinations (refer to note 25)	1	—	16	3	2	22
Additions	—	—	—	14	12	26
Amortization for the year	—	(12)	(230)	(101)	(17)	(360)
Impairment losses	—	—	—	—	(4)	(4)
Other transfers	—	—	(5)	2	—	(3)
Effect of movements in exchange rates	26	9	12	1	—	48
Carrying amount as of December 31, 2012	6,324	2,031	3,114	680	125	12,274

The amortization charge of $315 million for the year ended December 31, 2013 (2012: $360 million; 2011: $321 million) is recognized in the statement of comprehensive income as a component of cost of sales (2013: $74 million; 2012: $109 million; 2011: $97 million) and general and administration expenses (2013: $241 million; 2012: $251 million; 2011: $224 million).

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

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

	As of December 31,
	2013			2012
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG	848	315	—	830	306	—
Evergreen	67	34	—	67	34	—
Closures	388	—	—	393	—	—
Reynolds Consumer Products	1,908	850	—	1,887	850	—
Pactiv Foodservice	1,727	526	69	1,710	526	69
Graham Packaging	1,438	250	—	1,437	250	—
Total	6,376	1,975	69	6,324	1,966	69

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2014 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2014 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2014 Adjusted EBITDA is subject to review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2013 ranged between 8.5x and 11x. Costs to sell were estimated to be 2% of the fair value of each segment.

The estimated fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 8.6% was based on market factors and costs to sell were estimated to be 2% of the fair value of each asset.

As of December 31, 2013, there was no impairment of goodwill or indefinite life identifiable intangible assets (2012: none; 2011: none). If the forecasted 2014 Adjusted EBITDA, earnings multiples, future revenue growth rate, royalty rate or discount rate used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2013, no impairment would need to be recognized.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

16.    Investments in associates and joint ventures equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method):

(In $ million)	Country of incorporation	Interest held	Reporting date	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Revenue	Expenses	Profit after tax
2013
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	99	74	173	82	24	106	151	(135)	16
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	143	48	191	67	43	110	262	(229)	33
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	November 30	10	9	19	4	4	8	17	(16)	1
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	November 30	12	11	23	6	5	11	18	(17)	1
Eclipse Closures, LLC	USA	49.0%	December 31	—	—	—	2	—	2	5	(6)	(1)
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	2	3	5	2	1	3	—	—	—
				266	145	411	163	77	240	453	(403)	50
2012
SIG Combibloc Obeikan Company Limited	Kingdom of Saudi Arabia	50.0%	December 31	96	55	151	54	31	85	123	(105)	18
SIG Combibloc Obeikan FZCO	United Arab Emirates	50.0%	December 31	111	31	142	72	2	74	220	(187)	33
Ducart Evergreen Packaging Ltd ("Ducart")	Israel	50.0%	November 30	12	2	14	5	1	6	21	(19)	2
Banawi Evergreen Packaging Company Limited ("Banawi")	Kingdom of Saudi Arabia	50.0%	November 30	13	26	39	9	9	18	11	(10)	1
Eclipse Closures, LLC	USA	49.0%	December 31	2	—	2	2	—	2	2	(2)	—
Graham Blow Pack Private Limited ("GBPPL")	India	22.0%	September 30	3	4	7	2	3	5	—	—	—
				237	118	355	144	46	190	377	(323)	54

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

No adjustment was made to the financial statements of the Ducart and Banawi operations for the purpose of applying the equity method of accounting as there were no significant transactions that occurred between November 30, 2013 and December 31, 2013 or between November 30, 2012 and December 31, 2012. Further, no adjustment was made with respect to GBPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2013 and December 31, 2013 or between September 30, 2012 and December 31, 2012.

There are currently no restrictions with respect to the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan Company Limited and GBPPL.

With respect to the Ducart and Banawi associates, dividends are limited to the associate's accumulated profits after certain local reserve levels have been attained.

With respect to the SIG Combibloc Obeikan FZCO joint venture, the maximum dividend or cash distribution able to be paid to the Group in any fiscal year cannot exceed 75% of the prior year's earnings.

The Eclipse Closures, LLC joint venture has an annual mandatory tax distribution on or before March 31 of each year to distribute cash to members according to their respective percentage of shares. The distribution is equal to the prior year's profit and highest combined federal and state income taxes at rates payable by any member. However, due to losses incurred, no mandatory tax distribution is due on March 31, 2014. Eclipse Closures, LLC has discontinued operations and will be dissolved.

16.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2013	2012
Balance as of the beginning of the year	141	119
Share of profit, net of income tax	26	27
Capital contribution	6	—
Dividends received	(27)	(7)
Effect of movement in exchange rates	3	2
Balance as of the end of the year	149	141
Amount of goodwill in carrying value of associates and joint ventures (equity method)	54	52

17.    Trade and other payables

	As of December 31,
(In $ million)	2013	2012
Trade payables	913	874
Accrued interest	296	305
Related party payables (refer to note 23)	16	24
Other payables and accrued expenses	598	641
Total trade and other payables	1,823	1,844

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

18.    Borrowings

As of December 31, 2013, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2013	2012
Securitization Facility(a)(u)	438	491
2013 Credit Agreement(b)(v)	27	—
2012 Credit Agreement(c)(w)	—	26
Other borrowings(ac)	5	6
Current borrowings	470	523
2013 Credit Agreement(b)(v)	2,586	—
2012 Credit Agreement(c)(w)	—	2,583
Related Party Notes at 6.000%(d)(y)	584	—
Related Party Notes at 5.625%(e)(y)	644	—
September 2012 Senior Secured Notes(f)(x)	3,222	3,219
February 2012 Senior Notes(g)(x)	9	9
August 2011 Senior Secured Notes(h)(x)	1,475	1,471
August 2011 Senior Notes(i)(x)	2,195	2,189
February 2011 Senior Secured Notes(j)(x)	998	998
February 2011 Senior Notes(k)(x)	996	995
October 2010 Senior Secured Notes(l)(x)	1,478	1,475
October 2010 Senior Notes(m)(x)	1,474	1,470
May 2010 Senior Notes(n)(x)	985	982
Related Party Notes at 8% (o)(z)	—	621
Related Party Notes at 9.5%(p)(z)	—	543
Pactiv 2017 Notes(q)(aa)	310	312
Pactiv 2018 Notes(r)(aa)	16	17
Pactiv 2025 Notes(s)(aa)	270	270
Pactiv 2027 Notes(t)(aa)	197	197
Related party borrowings	—	16
Other borrowings(ac)	27	27
Non-current borrowings	17,466	17,394
Total borrowings	17,936	17,917

		As of December 31,
(In $ million)		2013	2012
(a)	Securitization Facility	445	500
	Debt issuance costs	(7)	(9)
	Carrying amount	438	491
(b)	2013 Credit Agreement (current and non-current)	2,623	—
	Debt issuance costs	(10)	—
	Carrying amount	2,613	—
(c)	2012 Credit Agreement (current and non-current)	—	2,625
	Debt issuance costs	—	(16)
	Carrying amount	—	2,609

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

		As of December 31,
(In $ million)		2013	2012
(d)	Related Party Notes at 6.000%	590	—
	Debt issuance costs	(6)	—
	Carrying amount	584	—
(e)	Related Party Notes at 5.625%	650	—
	Debt issuance costs	(6)	—
	Carrying amount	644	—
(f)	September 2012 Senior Secured Notes	3,250	3,250
	Debt issuance costs	(48)	(53)
	Embedded derivative	20	22
	Carrying amount	3,222	3,219
(g)	February 2012 Senior Notes	9	9
	Carrying amount	9	9
(h)	August 2011 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(26)	(30)
	Original issue discount	(9)	(10)
	Embedded derivative	10	11
	Carrying amount	1,475	1,471
(i)	August 2011 Senior Notes	2,241	2,241
	Debt issuance costs	(51)	(57)
	Original issue discount	(5)	(6)
	Embedded derivative	10	11
	Carrying amount	2,195	2,189
(j)	February 2011 Senior Secured Notes	1,000	1,000
	Debt issuance costs	(14)	(15)
	Embedded derivative	12	13
	Carrying amount	998	998
(k)	February 2011 Senior Notes	1,000	1,000
	Debt issuance costs	(13)	(15)
	Embedded derivative	9	10
	Carrying amount	996	995
(l)	October 2010 Senior Secured Notes	1,500	1,500
	Debt issuance costs	(28)	(32)
	Embedded derivative	6	7
	Carrying amount	1,478	1,475
(m)	October 2010 Senior Notes	1,500	1,500
	Debt issuance costs	(33)	(38)
	Embedded derivative	7	8
	Carrying amount	1,474	1,470
(n)	May 2010 Senior Notes	1,000	1,000
	Debt issuance costs	(21)	(25)
	Embedded derivative	6	7
	Carrying amount	985	982
(o)	Related Party Notes at 8%	—	634
	Debt issuance costs	—	(13)
	Carrying amount	—	621
(p)	Related Party Notes at 9.5%	—	555
	Debt issuance costs	—	(12)
	Carrying amount	—	543
(q)	Pactiv 2017 Notes	300	300
	Fair value adjustment at acquisition	10	12

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

		As of December 31,
(In $ million)		2013	2012
	Carrying amount	310	312
(r)	Pactiv 2018 Notes	16	16
	Fair value adjustment at acquisition	—	1
	Carrying amount	16	17
(s)	Pactiv 2025 Notes	276	276
	Fair value adjustment at acquisition	(6)	(6)
	Carrying amount	270	270
(t)	Pactiv 2027 Notes	200	200
	Fair value adjustment at acquisition	(3)	(3)
	Carrying amount	197	197

(u)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or the LIBOR, set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2013, interest was charged at 2.10% to 2.17%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l., primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

(v)        2013 Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the terms of the 2012 Credit Agreement (as defined below). The 2013 Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of December 31, 2013 (in million)	Applicable interest rate as of December 31, 2013
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,213	3 month LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	297	3 month EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	69	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On November 27, 2013, $2,213 million and €297 million of term loans were drawn under the 2013 Credit Agreement. These loans were used to fully repay and extinguish the outstanding U.S. and European term loans under the 2012 Credit Agreement.

On December 27, 2013, the Group extended the maturity of the revolving tranches and reduced the aggregate revolving commitments denominated in euro from €80 million to €54 million. The U.S. dollar revolving commitments remained unchanged at $120 million.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the 2013 Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the 2013 Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together the “Reynolds Senior Secured Notes”).

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part, subject to a 1% prepayment premium in the case of refinancing with the proceeds of secured term loans and certain pricing amendments prior to May 27, 2014, and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ending March 31, 2014. Beginning with the fiscal year ending December 31, 2014, the borrowers are also required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement.

The 2013 Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

under the 2013 Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of RGHL and the Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of RGHL and the Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the 2013 Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 5. If RGHL and the Group are unable to meet the Guarantor Coverage Test, RGHL and the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The 2013 Credit Agreement provides RGHL and the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that RGHL and the Group meet the Guarantor Coverage Test, RGHL and the Group have the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the 2013 Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

(w)    2012 Credit Agreement

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated September 28, 2012 (the “2012 Credit Agreement”), which amended and restated the terms of the 2011 Credit Agreement (as defined below). For the period January 1, 2013 until the refinancing of the 2012 Credit Agreement on November 27, 2013, the applicable interest rates for the U.S. term loan and European term loan under the 2012 Credit Agreement were 4.75% and 5.00%, respectively. The 2012 Credit Agreement also included customary covenants, similar to the 2013 Credit Agreement.

2011 Credit Agreement

RGHL and certain members of the Group were parties to an amended and restated senior secured credit agreement dated August 9, 2011 (the “2011 Credit Agreement”), which amended and restated the previous terms. For the period January 1, 2012 until the refinancing of the 2011 Credit Agreement on September 28, 2012, the applicable interest rates for the Tranche B U.S. Term Loan, Tranche C U.S. Term Loan and European Term Loan under the 2011 Credit Agreement were 6.50%, 6.50% and 6.75%, respectively.

(x)        Reynolds Notes

The Group's borrowings as of December 31, 2013 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Currency	Issue date	Principal amounts issued (in million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	$	September 28, 2012	3,250	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	$	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	$	August 9, 2011	1,500	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	$	August 9, 2011 and August 10, 2012	2,241	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	$	February 1, 2011	1,000	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	$	February 1, 2011	1,000	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	$	October 15, 2010	1,500	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	$	October 15, 2010	1,500	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	$	May 4, 2010	1,000	8.500%	May 15, 2018	May 15 and November 15

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

During the year ended December 31, 2012, the Reynolds Notes Issuers redeemed $1,125 million aggregate principal amount and €450 million aggregate principal amount of 7.750% senior secured notes due 2016 (collectively the "2009 Senior Secured Notes").

Assets pledged as security for loans and borrowings

The shares in the Company and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (a related party of the Company) have been pledged as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company,

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

certain subsidiaries of the Company and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. On December 10, 2013, BP II became a guarantor of the 2013 Credit Agreement and the Reynolds Notes and pledged certain of its assets as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes.

Certain guarantee and security arrangements

All of the guarantors of the 2013 Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the 2013 Credit Agreement.

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

Early redemption option and change in control provisions

Under the respective indentures governing the Reynolds Notes, the Reynolds Notes Issuers, at their option, can elect to redeem the Reynolds Notes under terms and conditions specified in the respective indentures. The terms of the early redemption constitute an embedded derivative. In accordance with the Group's accounting policy for embedded derivatives, the Group has recognized embedded derivatives in relation to the redemption provisions of the indentures governing the respective Reynolds Notes.

Under the respective indentures governing the Reynolds Notes, except for the February 2012 Senior Notes, in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Notes Issuers to repurchase the Reynolds Notes at a premium.

SEC registrations and exchange offers

The indentures governing the Reynolds Notes provide that if the Reynolds Notes Issuers failed to file and have declared effective, within one year from the issuance date of the respective series of notes, a registration statement with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, for a registered offer to exchange the original issued notes for new registered notes having terms substantially identical to the terms of the original issued notes, the Reynolds Notes Issuers would be required to pay additional interest on the original issued notes effective 12 months from the date of issuance of the notes, up to a maximum of 1.00% per annum for 12 months.

The Reynolds Notes were registered with the SEC in 2012. During this process, additional interest on the February 2011 Notes commenced on February 1, 2012 and ended on July 25, 2012. Additional interest on the October 2010 Notes commenced on October 15, 2011 and ended on July 25, 2012. Additional interest on the May 2010 Senior Notes commenced on May 4, 2011 and ended on May 4, 2012. Additional interest on the 2009 Senior Secured Notes commenced on November 5, 2010 and ended on November 5, 2011. During the year ended December 31, 2012, the Group expensed additional interest of $3 million (2011: none) related to the February 2011 Notes, $10 million (2011: $2 million) related to the October 2010 Notes, $3 million (2011: $3 million) related to the May 2010 Senior Notes and none (2011: $10 million) related to the 2009 Senior Secured Notes.

The 2007 Notes were not, and the 2013 Notes are not, covered by such registration statement requirements.

(y)         2013 Related Party Notes

On November 15, 2013, BP II and Beverage Packaging Holdings II Issuer Inc. ("BP II Issuer") (a wholly-owned subsidiary of the Company) issued $650 million principal amount of 5.625% senior notes due 2016 (the "2013 Senior Notes"). Interest on the 2013 Senior Notes is paid semi-annually on June 15 and December 15, commencing December 15, 2013. The proceeds of the 2013 Senior Notes were used to redeem the 2007 Senior Notes (as defined below) at a redemption price of 100% of the aggregate principal amount and to pay fees and expenses related to the transaction.

Concurrent with the issuance of the 2013 Senior Notes, BP II loaned $650 million principal amount to the Company with an interest rate of 5.625% (the "Related Party Notes at 5.625%"). The interest payment and final maturity date of the Related Party Notes at 5.625% are consistent with those of the 2013 Senior Notes.

On December 10, 2013, BP II and BP II Issuer issued $590 million principal amount of 6.000% senior subordinated notes due 2017 (the "2013 Senior Subordinated Notes" and, together with the 2013 Senior Notes, the "2013 Notes"). Interest on the 2013 Senior Subordinated Notes is paid semi-annually on June 15 and December 15, commencing June 15, 2014. The proceeds of the 2013 Senior Subordinated Notes were used to redeem the 2007 Senior Subordinated Notes (as defined below) and to pay fees and expenses, including the applicable premium on the 2007 Senior Subordinated Notes, related to the transaction.

Concurrent with the issuance of the 2013 Senior Subordinated Notes, BP II loaned $590 million principal amount to the Company with an interest rate of 6.000% (the "Related Party Notes at 6.000%" and together with the Related Party notes at 5.625%, the "2013 Related Party Notes"). The interest payment and final maturity date of the Related Party Notes at 6.000% are consistent with those of the 2013 Senior Subordinated Notes.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

The 2013 Notes are unsecured. All of the guarantors of the 2013 Credit Agreement have guaranteed the obligations under the 2013 Notes to the extent permitted by law.

The indentures governing the 2013 Notes contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the indentures governing the 2013 Notes.

In certain circumstances which would constitute a change in control, the holders of the 2013 Notes have the right to require BP II and BP II Issuer to repurchase the 2013 Notes at a premium.

(z)         2007 Related Party Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes was paid semi-annually on June 15 and December 15. Concurrent with the issuance of the 2007 Notes, BP II loaned €900 million to the Company, consisting of €480 million principal amount with an interest rate of 8% (the "Related Party Notes at 8%") and €420 million principal amount with an interest rate of 9.5% (the "Related Party Notes at 9.5%" and together with the Related Party Notes at 8%, the "2007 Related Party Notes"). The interest payment and final maturity date of the 2007 Related Party Notes were consistent with those of the 2007 Notes.

The 2007 Senior Notes were secured on a second-priority basis and the 2007 Senior Subordinated Notes were secured on a third-priority basis, by all of the equity interests of the Company held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to the Company. All of the guarantors of the 2012 Credit Agreement guaranteed the obligations under the 2007 Notes to the extent permitted by law.

During the year ended December 31, 2013, BP II satisfied and discharged the 2007 Notes, as discussed in (y) above and the 2007 Related Party Notes were repaid.

(aa)    Pactiv Notes

As of December 31, 2013, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

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

(ab)    Graham Packaging Notes

On the date of the Graham Packaging acquisition (refer to note 25) the Group assumed three series of notes, each of which had been issued by subsidiaries of Graham Packaging Company Inc. (the "Graham Packaging Notes").

During the year ended December 31, 2012, the Group redeemed and discharged $388 million aggregate principal amount of the Graham Packaging Notes.

(ac)     Other borrowings

As of December 31, 2013, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

As of December 31, 2013, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2013 also included finance lease obligations of $30 million (2012: $26 million).

19.    Employee benefits

19.1 Summary of employee benefit liabilities

	As of December 31,
(In $ million)	2013	2012
Salaries and wages accrued	172	186
Provision for annual leave	55	67
Provision for other employee benefits	32	28
Provision for exit from multi-employer pension plans	77	12
Defined benefit obligations:
Pension benefits	535	1,420
Post-employment medical benefits	115	132
Total employee benefits	986	1,845
Current	243	270
Non-current	743	1,575
Total employee benefits	986	1,845

19.2 Impact of change in accounting policy and adoption of IAS19R

Effective January 1, 2013 the Group adopted IAS19R on a retrospective basis in accordance with the provisions set out in the standard. The revised standard changes the recognition, measurement, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method” for defined benefit pension plans and other post-employment benefit obligations under which the recognition of actuarial gains and losses had been deferred. Instead, the full defined benefit obligation net of plan assets is now recorded in the statement of financial position, with changes resulting from remeasurements recognized in the period of remeasurement in other comprehensive income. IAS 19R also changed the measurement of pension expense. The return on plan assets is capped at the long-term bond rate used in determining the discount rate of the plan liability. All other changes in plan assets are now recognized directly in other comprehensive income. The effect of this is to remove from the statement of comprehensive income the previous concept of recognizing an expected return on plan assets.

Upon adoption of IAS 19R the Group's non-current employee benefit liability was increased by $402 million as of December 31, 2011 from a previously reported balance of $936 million to $1,338 million, and was increased by $684 million as of December 31, 2012 from a previously reported balance of $891 million to $1,575 million. These changes reflect remeasurement charges to accumulated other comprehensive income of $71 million, net of income tax, and $332 million, net of income tax, for the years ended December 31, 2012 and 2011, respectively.

The adoption of IAS 19R reduced the Group's Adjusted EBITDA by $7 million and $12 million for the years ended December 31, 2012 and 2011, respectively.

The adoption of IAS 19R had no impact on reported cash flows.

The following tables reflect certain elements of the Group's previously published statement of comprehensive income for the years ended December 31, 2012 and 2011 and statement of financial position as of December 31, 2012 and December 31, 2011 (shown as January 1, 2012) and the revised amounts as a result of the adoption of IAS 19R:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

(In $ million)	Amount previously reported for the year ended December 31, 2012	Change in reported amount for the year ended December 31, 2012	Restated amount for the year ended December 31, 2012
Statement of comprehensive income
Cost of sales	(11,210)	—	(11,210)
Other income	114	12	126
General and administration expenses	(846)	(115)	(961)
Profit from operating activities	1,369	(105)	1,264
Income tax (expense) benefit	67	37	104
Profit (loss) for the year	(75)	(68)	(143)
Exchange differences on translating foreign operations	(4)	—	(4)
Remeasurement of defined benefit plans	—	(71)	(71)
Total other comprehensive income (loss) for the year, net of income tax	(4)	(71)	(75)
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(80)	(139)	(219)
Non-controlling interests	1	—	1

(In $ million)	Amount previously reported for the year ended December 31, 2011	Change in reported amount for the year ended December 31, 2011	Restated amount for the year ended December 31, 2011
Statement of comprehensive income
Cost of sales	(9,725)	(6)	(9,731)
Other income	57	—	57
General and administration expenses	(626)	(102)	(728)
Profit from operating activities	927	(108)	819
Income tax (expense) benefit	56	39	95
Profit (loss) for the year	(420)	(69)	(489)
Exchange differences on translating foreign operations	(26)	(1)	(27)
Remeasurement of defined benefit plans	—	(331)	(331)
Total other comprehensive income (loss) for the year, net of income tax	(26)	(332)	(358)
Total comprehensive income (loss) attributable to:
Equity holder of the Group	(447)	(401)	(848)
Non-controlling interests	1	—	1

(In $ million)	Amount previously reported as of December 31, 2012	Change in reported amount as of December 31, 2012	Restated amount as of December 31, 2012
Statement of financial position
Deferred tax assets	40	2	42
Other assets	200	(29)	171
Total non-current assets	17,350	(27)	17,323
Total assets	22,102	(27)	22,075
Deferred tax liabilities	1,386	(258)	1,128
Employee benefits	891	684	1,575
Total non-current liabilities	19,844	426	20,270
Total liabilities	22,674	426	23,100
Equity
Reserves	(1,259)	(295)	(1,554)
Accumulated losses	(719)	(158)	(877)
Equity (deficit) attributable to equity holder of the Group	(593)	(453)	(1,046)
Total equity (deficit)	(572)	(453)	(1,025)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

(In $ million)	Amount previously reported as of January 1, 2012	Change in reported amount as of January 1, 2012	Restated amount as of January 1, 2012
Statement of financial position
Deferred tax assets	29	—	29
Other assets	179	(64)	115
Total non-current assets	17,595	(64)	17,531
Total assets	21,635	(64)	21,571
Liabilities directly associated with assets held for sale	20	10	30
Total current liabilities	2,795	10	2,805
Deferred tax liabilities	1,548	(162)	1,386
Employee benefits	936	402	1,338
Total non-current liabilities	19,297	240	19,537
Total liabilities	22,092	250	22,342
Equity
Reserves	(1,255)	(231)	(1,486)
Accumulated losses	(641)	(83)	(724)
Equity (deficit) attributable to equity holder of the Group	(479)	(314)	(793)
Total equity (deficit)	(457)	(314)	(771)

19.3    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in countries including Austria, Canada, Germany, Japan, Switzerland, Taiwan, United Kingdom, Mexico and the United States. The majority of the Group’s net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans. The Group generally funds its retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of the Group’s defined benefit pension plans, thereby increasing the Group’s obligation to make contributions to the plans, which in turn would reduce the cash available for the Group’s business. The Group has generally provided aggregated disclosures in respect of these plans on the basis that these plans are not exposed to materially different risks.
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. The Pactiv Retirement Plan comprises 78% (2012: 79%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States and (iii) financial market performance. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2013, the Pactiv Retirement Plan was underfunded by $290 million. Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. Expected contributions during the year ending December 31, 2014 are estimated to be up to $60 million.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.
Movement in defined benefit pension obligations

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2013	2012	2013	2012	2013	2012
Balance as of January 1	5,825	5,431	(4,463)	(4,261)	1,362	1,170

Included in the profit or loss
Current service cost	21	22	—	—	21	22
Interest cost (income)	205	237	(152)	(182)	53	55
Administrative expenses	—	—	16	16	16	16
Curtailments	(1)	(1)	—	—	(1)	(1)
Settlements	—	(2)	—	3	—	1
Total expense (income) recognized in profit or loss	225	256	(136)	(163)	89	93
Remeasurement (gains) losses
Actuarial (gains) loss arising from:
Demographic assumptions	(33)	2	—	—	(33)	2
Financial assumptions	(376)	463	—	—	(376)	463
Return on plan assets excluding interest income	—	—	(541)	(340)	(541)	(340)
Total remeasurement (gains) losses	(409)	465	(541)	(340)	(950)	125
Other movements
Contributions by the Group	—	—	(25)	(34)	(25)	(34)
Contributions by plan participants	2	2	(2)	(2)	—	—
Benefits paid by the plans	(346)	(348)	346	348	—	—
Business acquisitions and disposals	—	(3)	—	9	—	6
Effect of movements in exchange rates	19	22	(16)	(20)	3	2
Total other movements	(325)	(327)	303	301	(22)	(26)
Balance as of December 31	5,316	5,825	(4,837)	(4,463)	479	1,362

Comprised of:
Pactiv Retirement Plan	4,122	4,589	(3,832)	(3,513)	290	1,076
All other plans	1,194	1,236	(1,005)	(950)	189	286
Balance as of December 31	5,316	5,825	(4,837)	(4,463)	479	1,362

Comprised of:
Funded plans					330	1,212
Unfunded plans					149	150
Total net pension benefits					479	1,362

Included in the statements of financial position as:
Employee benefit liabilities					535	1,420
Liabilities directly associated with assets held for sale					30	—
Other assets, non-current					86	58
Total net pension benefits					479	1,362

The Group's pension plans had a weighted average duration of 10 years (2012: 11 years).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

For the year end December 31, 2011, the Group recognized net plan expense of $81 million in the statement of comprehensive income. The net plan expense was comprised of current service cost of $29 million, administrative expense of $10 million, interest expense of $245 million and a loss on settlement/curtailment of $10 million, offset by interest income of $213 million.

For the year ended December 31, 2011, the Group recognized remeasurement losses of $532 million directly in other comprehensive income. The losses were comprised of $44 million of losses from changes in demographic assumptions, $320 million of losses from changes in financial assumptions and $168 million from losses on plan assets, excluding interest.

During the year ended December 31, 2013 the plan net expense of the Pactiv Retirement Plan was $57 million (2012: $59 million; 2011: $44 million).

Expense recognized in the statements of comprehensive income

The expense is recognized in the following line items in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Cost of sales	25	16	29
General and administration expenses	64	77	52
Total plan net expense	89	93	81

The Group has continued to present pension (income) expense under the revised standard in personnel costs which are reported in cost of sales and general and administration expenses. The Group's reported pension expense for the years ended December 31, 2012 and 2011 was $93 million and $81 million, respectively, as restated in accordance with IAS 19R compared to the previously reported pension income of $20 million and $25 million, respectively.

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2013	2012
Equity instruments	3,185	2,719
Debt instruments	1,141	1,293
Property	422	306
Other	89	145
Total plan assets	4,837	4,463

Approximately 80% of total plan assets are held by the Pactiv Retirement Plan. This plan’s total assets include (i) approximately $2,800 million of exposure to equity markets, which includes exposure to approximately $2,000 million of U.S. equities held through a combination of listed equity index derivatives, passive index funds in which the plan holds the underlying listed equity instruments and exposure to approximately $700 million of non-U.S. equities held through unlisted index funds; (ii) approximately $700 million of debt instruments, which include investments in short term government bonds, corporate bonds and high yield bonds; and (iii) $230 million of exposure to property, held through unlisted commingled funds.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2013 and 2012, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2013	2012	2011
Discount rates at December 31	1.0% - 8.0%	1.1% - 6.6%	1.8% - 8.25%
Future salary increases	0.0% - 5.0%	0.0% - 6.0%	0.0% - 5.0%
Future pension increases	0.0% - 3.8%	0.0% - 4.0%	0.0% - 4.0%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2013 and 2012 was 4.7% and 3.9%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan.

Sensitivity analysis

The assumed discount rate is the only assumption that has a significant effect on the amounts of the defined benefit obligation. A half percentage point change in assumed discount rates would have the following effects:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

(In $ million)	Increase	Decrease
Effect on the net plan expense	(10)	10
Effect on the defined benefit obligation	(224)	249

19.4    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% in 2013 (2012: 8.0%; 2011: 8.0%).

The main actuarial assumption is the published mortality rates within the RP2000 combined mortality rate table for 2013 and 2012.

The Group expects to contribute $9 million to the post-employment medical benefit plans during the annual period ending December 31, 2014.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2013	2012
Liability for post-employment medical obligations as of the beginning of the year	133	141
Included in the profit or loss
Current service cost	2	2
Interest cost	5	6
Past service cost	—	(4)
Total expense (income) recognized in profit or loss	7	4
Remeasurement (gains) losses
Actuarial (gains) losses from changes in demographic assumptions	(10)	(5)
Actuarial (gains) losses from changes in financial assumptions	(10)	8
Total remeasurement (gains) losses	(20)	3
Other movements
Contributions by plan participants	1	1
Benefits paid by the plans	(7)	(11)
Post-employment medical obligations related to business disposals	—	(5)
Total other movements	(6)	(15)
Liability for post-employment medical obligations as of the end of the year	114	133

For the year end December 31, 2011, the Group recognized net benefit plan income of $14 million in relation to post-employment medical obligations. The net benefit plan income was comprised of $8 million of past service cost credits and a gain of $17 million arising from curtailments, partially offset by $3 million of current service cost and $8 million of interest cost.

For the year ended December 31, 2011, the Group recognized net remeasurement losses of $3 million directly in other comprehensive income. The net losses were comprised of $10 million of losses from changes in financial assumptions, partially offset by $7 million of gains from changes in demographic assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	3	(3)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	(6)	6

19.5    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2013, the Group recorded expense of $63 million (2012: $58 million; 2011: $36 million) in relation to contributions to these plans.

19.6    Multi-employer plans

The Group also makes contributions, for some current and former employees, to union administered multi-employer pension plans based on negotiated labor contracts. While these plans provide for defined benefits, as a result of insufficient information the Group accounts for these plans as defined contribution plans. Specifically, the plans do not maintain IFRS accounting records and there is insufficient information to allocate amounts among employer participants. The Group, with union approval, has elected over the last several years to withdraw from virtually all of these multi-employer plans. Withdrawal creates a withdrawal liability obligation based upon guidelines outlined in the specific multi-employer plan.
The most significant of the multi-employer pension plans in which the Group participates is the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participate. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements the Group will be required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which the Group currently estimates to be approximately $5 million per year for 20 years. As a result the Group accrued a liability of $66 million for such future payments. If the PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2017, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. Therefore, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has recorded in prior years a withdrawal liability of $12 million for payments to be made over 20 years for its withdrawal from the other multi-employer plans. After the withdrawal from the PIUMPF the Group will have one multi-employer plan at a recently closed facility from which it has not withdrawn. Expenses and contributions to this plan will be minimal and will end in the first quarter of 2014.
Excluding the expense of withdrawal from and contributions to PIUMPF, expenses and contributions during the years ended December 31, 2013, 2012 and 2011 in relation to multi-employer plans were not material and are not expected to be material for the year ending December 31, 2014.
20.    Provisions

(In $ million)	Legal	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2012	29	37	38	45	62	211
Acquisitions through business combinations	—	1	—	—	—	1
Provisions made	2	3	40	12	14	71
Provisions used	(3)	(1)	(40)	(18)	(18)	(80)
Provisions reversed	(7)	(1)	—	(1)	(12)	(21)
Other transfers	—	—	—	—	(3)	(3)
Balance as of December 31, 2013	21	39	38	38	43	179
Current	3	1	36	23	20	83
Non-current	18	38	2	15	23	96
Total provisions as of December 31, 2013	21	39	38	38	43	179
Current	8	3	35	25	20	91
Non-current	21	34	3	20	42	120
Total provisions as of December 31, 2012	29	37	38	45	62	211

Other provisions

Other provisions as of December 31, 2013 included $16 million of product warranty provisions (2012: $15 million), $12 million of onerous leases (2012: $15 million) and $6 million of environmental remediation programs (2012: $7 million).

21.    Equity

21.1    Share capital

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

	For the year ended December 31,
Number of shares	2013	2012	2011
Balance at the beginning of the year	13,063,527	13,063,527	13,063,527
Capital restructure (refer below)	(13,053,357)	—	—
Issue of shares	—	—	—
Balance at the end of the year	10,170	13,063,527	13,063,527

For the period from January 1, 2011 to December 12, 2013, the Company had 13,063,527 common shares on issue. Each share had a par value of €31 per share, and was fully paid.

On December 12, 2013:
(i) The Company established 10 new classes of common shares each with a nominal par value of €31 per share and reclassified the existing share capital of 13,063,527 shares (par value €405 million) between the classes resulting in nine classes (Classes A to I) each with 1,306,352 shares (par value €40,496,912 per class) and one class (Class J) with 1,306,359 shares (par value €40,497,129);
(ii) Each class (Classes A to J) was reduced to 1,017 shares, with a par value of €31,527 per class, and (i) 1,305,335 shares of each of Class A to I were canceled; and (ii) 1,305,342 shares of Class J were canceled. The share capital of €405 million associated with the canceled shares was allocated to the share premium account; and
(iii) €671 million ($926 million) was transferred from retained earnings to the capital contribution account.
In the consolidated statements of financial position, the par value, share premium and capital contribution accounts are aggregated and presented as share capital.
On December 17, 2012, BP I repaid its capital contribution account, a component of share capital, to RGHL in the amount of the euro equivalent of $32 million. There was no change in the number of shares outstanding.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

21.2    Dividends

There were no dividends declared or paid during the year ended December 31, 2013 (2012: none; 2011: none) by the Company.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. On a limited basis, the Group uses derivatives to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. Additionally, when considered appropriate, the Group may enter into derivatives to hedge foreign currency exchange risk arising from specific transactions.

The following table provides the detail of outstanding foreign currency contracts as of December 31, 2013:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	2,799,062,824		$97.84 - 102.0	Jan 2014 - Nov 2014
Currency futures	Sell		$20,200,000	NZD	0.7994 - 0.8195	Jan 2014 - Nov 2014
Currency futures	Sell	Australian dollar	26,200,000	NZD	0.8905 - 0.8944	Jan 2014 - Nov 2014
Currency futures	Buy	EUR	42,000,000	Brazilian real	0.2830 - 0.3061	Jan 2014 - Dec 2014
Currency swap	Sell	EUR	20,000,000		$0.7273	Jan 2014

The Group generally does not hedge its exposure to translation gains or losses in respect of its non-dollar functional currency assets or liabilities.

For the year ended December 31, 2013, the Group's primary foreign currency exchange exposure resulted from U.S. dollar-denominated net intercompany borrowings offset by U.S. dollar-denominated cash and cash equivalents in a euro functional currency entity. A 100 basis point increase in the rates, applied as of December 31, 2013, would have resulted in additional foreign currency exchange gain of $24 million, while a 100 basis point decrease would have resulted in a reduction of $24 million of the reported foreign currency exchange gain. In conjunction with the issuance of the 2013 Notes, effective in 2014, the functional currency of this particular entity changed from euro to the U.S. dollar. As a result, the Group's primary foreign currency exposure going forward will be based on euro-denominated net intercompany receivables in this U.S. dollar functional currency entity. The change in the foreign currency exchange rate between the U.S. dollar and the euro will result in the Group recognizing either foreign currency exchange gains or losses on the translation of this intercompany indebtedness in the future.
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

The following table sets out the Group's interest rate risk repricing profile:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2013
Fixed rate instruments
Related party receivables	22	22	—	—	—	—
Related party borrowings	(1,240)	—	—	—	(1,240)	—
Loans and borrowings	(13,822)	(1)	(1)	(2)	(1,324)	(12,494)
Total fixed rate instruments	(15,040)	21	(1)	(2)	(2,564)	(12,494)
Floating rate instruments
Cash and cash equivalents	1,490	1,490	—	—	—	—
Bank overdrafts	(4)	(4)	—	—	—	—
Loans and borrowings	(3,071)	(3,071)	—	—	—	—
Total variable rate instruments	(1,585)	(1,585)	—	—	—	—
Total	(16,625)	(1,564)	(1)	(2)	(2,564)	(12,494)

(In $ million)	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Fixed rate instruments
Related party borrowings	(1,189)	—	—	—	(1,189)	—
Loans and borrowings	(13,821)	(2)	(1)	(2)	(304)	(13,512)
Total fixed rate instruments	(15,010)	(2)	(1)	(2)	(1,493)	(13,512)
Floating rate instruments
Cash and cash equivalents	1,556	1,556	—	—	—	—
Bank overdrafts	(2)	(2)	—	—	—	—
Related party borrowings	(16)	(16)	—	—	—	—
Loans and borrowings	(3,129)	(3,129)	—	—	—	—
Total variable rate instruments	(1,591)	(1,591)	—	—	—	—
Total	(16,601)	(1,593)	(1)	(2)	(1,493)	(13,512)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

A change in interest rates would impact future interest payments and receipts on the Group's floating rate liabilities and assets. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one year time frame. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2013, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the 2013 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would have a $5 million impact and $1 million impact on the interest expense on the U.S. and European term loans, respectively, under the Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Senior Secured Credit Facilities.

Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2013, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 25 basis point decrease in interest rates would result in a $1 million decrease in interest expense.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

The Group's exposure to commodity and other price risk arises principally from the purchase of resin, natural gas and aluminum. The Group generally purchases commodities at spot market prices and does not use commodity financial instruments or derivatives to hedge commodity prices, except for the items in the table below.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to hedge the Group's exposure in relation to the cost of resin (and its components), natural gas, diesel, electricity and aluminum.

The following table provides the detail of outstanding derivative contracts as of December 31, 2013:

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin futures	metric tonne	74,660	€1,445 - €1,585	Jan 2014 - Jan 2015
Resin futures	metric tonne	4,950	$1,860	Feb 2014 - Dec 2014
Resin swaps	kiloliter	26,200	JPY58,067 - JPY62,730	Mar 2014 - Nov 2014
Aluminum futures	metric tonne	23,210	$1,875 - $2,149	Jan 2014 - Nov 2014
Aluminum swaps	metric tonne	44,555	$1,770 - $2,356	Jan 2014 - Dec 2016*
Aluminum swaps	metric tonne	1,430	JPY186,449 - JPY186,458	Jan 2014 - Nov 2014
Natural gas swaps	million BTU	3,839,390	$3.36 - $4.41	Jan 2014 - Dec 2014
Ethylene swaps	metric tonne	6,540	€1,240	Feb 2014 - Jan 2015
Ethylene swaps	pound	3,285,670	$0.47 - $0.48	Jan 2014 - Apr 2014
Polymer-grade propylene swaps	pound	22,400,000	$0.66	Feb 2014
Benzene swaps	U.S. liquid gallon	12,318,321	$4.55 - $4.65	Jan 2014 - Apr 2014
Diesel swaps	U.S. liquid gallon	23,729,773	$3.08 - $4.01	Jan 2014 - Dec 2014
Electricity swaps	megawatt hour	78,206	NZD$65.00 - NZD$72.76	Jan 2014 - Dec 2014
Corn swaps	bushel	359,000	$4.75 - $5.87	Jan 2014 - Dec 2014

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2016.

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2013, the Group recognized an unrealized gain of $5 million (2012: unrealized gain of $7 million; 2011: unrealized loss of $26 million) as a component of other income in the statements of comprehensive income. During the year ended December 31, 2013, the Group recognized a realized loss of $17 million (2012: realized gain of $7 million; 2011: realized gain of $7 million) as a component of cost of sales in the statements of comprehensive income.

There would be no material impact on the statement of comprehensive income from a revaluation of derivative contracts as of December 31, 2013 assuming a 10% parallel upwards or downwards movement in the price curve used to value the contracts and assuming all other variables remain constant.

22.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse global operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group, subject to certain Group-determined limits. Each operating business is responsible for managing its own credit control procedures. These include but are not limited to reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses including the servicing of financial obligations. As of December 31, 2013, the Group had $1,486 million of cash on hand, net of bank overdrafts

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2013, the Group had undrawn lines of credit under the revolving facilities of the 2013 Credit Agreement totaling $51 million and €39 million ($54 million) (2012: $51 million and €65 million ($86 million) under the 2012 Credit Agreement). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2013
Non-derivative financial liabilities
Bank overdrafts	(4)	(4)	(4)	—	—	—	—
Trade and other payables	(1,782)	(1,782)	(1,782)	—	—	—	—
Related party borrowings	(1,228)	(1,474)	(36)	(36)	(72)	(1,330)	—
Loans and borrowings	(16,708)	(24,206)	(1,051)	(604)	(1,205)	(7,335)	(14,011)
	(19,722)	(27,466)	(2,873)	(640)	(1,277)	(8,665)	(14,011)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	12	8	4	—	—	—
Outflows	(3)	(15)	(7)	(7)	(1)	—	—
	(3)	(3)	1	(3)	(1)	—	—
Total	(19,725)	(27,469)	(2,872)	(643)	(1,278)	(8,665)	(14,011)

(In $ million)	Carrying amount	Total	6 months or less	6 to 12 months	1 to 2 years	2 to 5 years	More than 5 years
As of December 31, 2012
Non-derivative financial liabilities
Bank overdrafts	(2)	(2)	(2)	—	—	—	—
Trade and other payables	(1,791)	(1,791)	(1,791)	—	—	—	—
Related party borrowings	(1,180)	(1,648)	(51)	(51)	(104)	(1,423)	(19)
Loans and borrowings	(16,737)	(25,440)	(624)	(1,122)	(1,225)	(3,948)	(18,521)
	(19,710)	(28,881)	(2,468)	(1,173)	(1,329)	(5,371)	(18,540)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	8	6	2	—	—	—
Outflows	(8)	(16)	(9)	(7)	—	—	—
	(8)	(8)	(3)	(5)	—	—	—
Total	(19,718)	(28,889)	(2,471)	(1,178)	(1,329)	(5,371)	(18,540)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

22.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2013
Assets
Cash and cash equivalents	—	—	1,490	—	1,490	1,490
Current and non-current receivables	—	—	1,562	—	1,562	1,562
Derivative financial assets:
Commodity and foreign currency derivatives	12	—	—	—	12	12
Embedded derivatives	437	—	—	—	437	437
Total assets	449	—	3,052	—	3,501	3,501
Liabilities
Bank overdrafts	—	—	—	(4)	(4)	(4)
Trade and other payables	—	—	—	(1,782)	(1,782)	(1,782)
Other payables	—	—	—	(41)	(41)	(41)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(15)	—	—	—	(15)	(15)
Related party borrowings	—	—	—	(1,228)	(1,228)	(1,254)
Loans and borrowings	—	—	—	(16,708)	(16,708)	(17,764)
Total liabilities	(15)	—	—	(19,763)	(19,778)	(20,860)

(In $ million)	Fair value through the profit or loss	Held to maturity	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2012
Assets
Cash and cash equivalents	—	—	1,556	—	1,556	1,556
Current and non-current receivables	—	—	1,480	—	1,480	1,480
Derivative financial assets:
Commodity and foreign currency derivatives	5	—	—	—	5	5
Embedded derivatives	285	—	—	—	285	285
Total assets	290	—	3,036	—	3,326	3,326
Liabilities
Bank overdrafts	—	—	—	(2)	(2)	(2)
Trade and other payables	—	—	—	(1,791)	(1,791)	(1,791)
Other non-current payables	—	—	—	(53)	(53)	(53)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(13)	—	—	—	(13)	(13)
Related party borrowings	—	—	—	(1,180)	(1,180)	(1,241)
Loans and borrowings	—	—	—	(16,737)	(16,737)	(17,693)
Total liabilities	(13)	—	—	(19,763)	(19,776)	(20,793)

The methods used in determining fair values of financial instruments are disclosed in note 3.4 and note 3.5.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2013
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(3)	—	(3)
Embedded derivatives	—	437	—	437
Total	—	434	—	434

As of December 31, 2012
Financial assets at fair value through profit or loss:
Derivative financial assets:
Commodity and foreign currency derivatives, net	—	(8)	—	(8)
Embedded derivatives	—	285	—	285
Total	—	277	—	277

There were no transfers between any levels during the years ended December 31, 2013 and 2012.

23.     Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2013	2012	2011
Short-term employee benefits	12	9	13
Total compensation expense to key management personnel	12	9	13

There were no transactions with key management personnel during the years ended December 31, 2013, 2012 and 2011.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2013	2012	2011	2013	2012
Transactions with the immediate and ultimate parent companies
Due from immediate parent(a)	21	—	—	22	—
Due to immediate parent(b)	—	—	—	—	(16)
Transactions with joint ventures
Sale of goods and services(c)	221	186	146	59	46
Transactions with other related parties
Trade receivables
BPC United States Inc.				—	—
Sale of services	—	—	3
Carter Holt Harvey Limited				—	—
Sale of goods	1	—	3
Carter Holt Harvey Packaging Pty Limited				—	—
Sale of goods	—	—	4
Carter Holt Harvey Pulp & Paper Limited				—	—
Sale of goods	2	2	3
FRAM Group Operations LLC				1	1
Recharges	2	3	—
Sale of goods	1	1	—
Rank Group North America, Inc.				1	—
Recharges	3	—	—
United Components, Inc				—	—
Recharges	1	—	—
Trade payables
Carter Holt Harvey Limited				—	—
Purchase of goods	(11)	(11)	(10)
Carter Holt Harvey Pulp & Paper Limited				(6)	(2)
Purchase of goods	(35)	(29)	(38)
Rank Group Limited				(4)	(7)
Recharges(d)	(6)	(26)	(121)
Rank Group North America, Inc.				—	—
Recharges(e)	(18)	(20)	—
Loans payable
Beverage Packaging Holdings (Luxembourg) II S.A.(g)				(1,231)	(1,168)
Loans advanced	(1,228)	—	—
Interest expense	(110)	(101)	(109)
Extinguishment premium	(18)	—	—
LQ70 (BPTA) Pty Limited				—	—
Loan advanced	(2)	—	—
Reynolds Treasury (NZ) Limited(f)				—	—
Loan advanced	—	—	(25)
Interest expense	—	(1)	(1)
Payable related to transfer of tax losses to:
Evergreen Packaging New Zealand Limited				—	—
Transfer of tax losses	—	(3)	—
Reynolds Packaging Group (NZ) Limited				—	—
Transfer of tax losses	—	(7)	—

(a)
On November 5, 2013 the Group lent the euro equivalent of $21 million to RGHL. The advance due from RGHL accrued interest at a rate of 5.80%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

(b)
The advance due to RGHL accrued interest at a rate based on EURIBOR plus a margin of 2.375%. During the year ended December 31, 2013, interest accrued at a rate of 2.56% to 2.60% (2012: 2.60% to 3.72%). The loan was repaid on November 5, 2013.

(c)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(d)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to the Group's financing and acquisition activities.

(e)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(f)
On August 23, 2011, the Group borrowed the euro equivalent of $25 million from Reynolds Treasury (NZ) Limited. The loan bore interest at the greater of 2% and the 3 month EURIBOR rate, plus 4.875%. The loan was unsecured and was repaid on June 8, 2012.

(g)	Refer to note 18 for further details on the Group's borrowings with BP II.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

24.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.	Dec-31	Argentina	100	100	100
Graham Packaging San Martin S.A.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A.	Dec-31	Argentina	100	100	100
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co KG	Dec-31	Austria	100	100	100
Gulf Closures W.L.L.(a)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA (formerly Graham Packaging Belgium N.V.)	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA (formerly Graham Packaging Lummen N.V.)	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio S.A.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD (in liquidation) (b)	Dec-31	Bulgaria	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company (formerly Graham Packaging Canada Limited)	Dec-31	Canada	100	100	100
Pactiv Canada, Inc	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
Zhejing Zhongbao Packaging Co., Ltd	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S. (c)	Dec-31	Colombia	100	—	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.a.r.l.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.a.r.l.	Dec-31	France	100	100	100
SIG Combibloc S.a.r.l.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH	Dec-31	Germany	100	100	100
Closure Systems International Holdings (Germany) GmbH	Dec-31	Germany	100	100	100
Closure Systems International Machinery (Germany) GmbH (d)	Dec-31	Germany	100	—	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (in liquidation) (e)	Dec-31	Germany	100	100	100
SIG Beteiligungs GmbH	Dec-31	Germany	100	100	100
SIG Beverages Germany GmbH (f)	Dec-31	Germany	—	100	—
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
Crystal Insurance Comp. Ltd. (g)	Dec-31	Guernsey	—	100	—
SIG Asset Holdings Limited (in liquidation) (h)	Dec-31	Guernsey	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Evergreen Packaging (Hong Kong) Limited (in liquidation) (i)	Dec-31	Hong Kong	—	100	—
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
SIG Combibloc Limited (in liquidation) (j)	Dec-31	Hong Kong	100	100	100
Technegen International Limited (k)	Dec-31	Hong Kong	100	—	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Dec-31	India	100	100	100
SIG Beverage Machinery and Systems (India) Pvt. Ltd. (in liquidation) (l)	Dec-31	India	—	100	—
PT. Graham Packaging Indonesia	Mar-31	Indonesia	100	100	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Holdings (Japan) KK	Dec-31	Japan	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
Bienes Industriales del Norte, S.A. de C.V (m)	Dec-31	Mexico	—	100	—
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Evergreen Packaging Mexico, S. de R.L. de C.V.(n)	Dec-31	Mexico	—	100	—
Graham Packaging Plastic Products de Mexico S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesoriìa en Plaìstico, S. de R.L. de C.V. (formerly Asesores y Consultores Graham, S. de R.L. de C.V.) (o)	Dec-31	Mexico	100	100	100
Middle America M.A., S.A. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv NA III S. de R.L. de C.V. (p)	Dec-31	Mexico	—	—	—
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc México, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Simonazzi México, S.A. de C.V. (q)	Dec-31	Mexico	—	100	—
Tecnicos de Tapas Innovativas, S.A. de C.V (r)	Dec-31	Mexico	—	100	—
Closures Systems International Nepal Private Limited	Dec-31	Nepal	100	100	100
Beverage Packaging Holdings (Netherlands) B.V. (s)	Jul-31	Netherlands	—	100	—
BPTE B.V. (t)	Dec-31	Netherlands	100	—	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Pactiv Europe B.V. (in liquidation) (u)	Dec-31	Netherlands	100	100	100
Reynolds Consumer Products International B.V.(s)	Dec-31	Netherlands	—	100	—
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	50	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi A.S.	Dec-31	Turkey	100	100	100
SIG Combibloc Paketleme ve Ticaret Limited Sirketi	Dec-31	Turkey	50	50	50
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging U.K. Limited (v)	Dec-31	United Kingdom	—	100	—
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	—	100
Omni-Pac U.K. Limited	Dec-31	United Kingdom	100	—	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Holdings (UK) Ltd. (w)	Dec-31	United Kingdom	—	100	—
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc. (x)	Dec-31	U.S.A.	100	—	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Evergreen Packaging International (US) Inc. (y)	Dec-31	U.S.A.	—	100	—
Evergreen Packaging USA Inc. (y)	Dec-31	U.S.A.	—	100	—
GPACSUB LLC	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. I	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. II	Dec-31	U.S.A.	100	100	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging GP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Minster LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Technological Specialties LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging West Jordan, LLC	Dec-31	U.S.A.	100	100	100
Graham Recycling Company L.P.	Dec-31	U.S.A.	100	100	100
International Tray Pads & Packaging, Inc (z)	Dec-31	U.S.A.	—	100	—
Master Containers, Inc. (aa)	Dec-31	U.S.A.	100	—	100
Pactiv Germany Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc. (formerly PWP Industries, Inc.)	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Inc. (formerly Reynolds Foil Inc.)	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2013	2012	2013
Reynolds Presto Products Inc. (formerly Reynolds Consumer Products, Inc.)	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA, LLC	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Spirit Foodservice, Inc. (aa)	Dec-31	U.S.A.	100	—	100
Spirit Foodservice Products, Inc. (aa)	Dec-31	U.S.A.	100	—	100
Trans Western Polymers, Inc. (ab)	Dec-31	U.S.A.	100	—	100
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.	Dec-31	Venezuela	100	100	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	The Group has the control and it has the power to govern the financial and operating policies of the entity

(b)	Placed into voluntary liquidation on July 23, 2013

(c)	Incorporated on October 18, 2013

(d)	Acquired on December 6, 2013

(e)	Placed into voluntary liquidation on December 2, 2013

(f)	Merged into SIG Euro Holding AG & Co. KGaA on October 10, 2013

(g)	Placed into voluntary liquidation on September 18, 2013 and dissolved on December 18, 2013

(h)	Placed into voluntary liquidation on October 1, 2013

(i)	Deregistered on August 9, 2013

(j)	Placed into voluntary liquidation on November 15, 2013

(k)	Incorporated on December 9, 2013

(l)	Dissolved on March 8, 2013

(m)	Merged into CSI en Saltillo S. de R.L. de C.V on November 1, 2013

(n)	Liquidated and deregistered on August 2, 2013

(o)	Changed name to Innovacion y Asesoria en Plastico, S. de R.L. de C.V. on July 18, 2013

(p)
Incorporated on November 4, 2013 under the name Pactiv NA III LLC in the United States. On November 28, 2013 Pactiv NA III LLC redomiciled to Mexico and changed its name to Pactiv NA III S. de R.L. de C.V. On December 3, 2013 Pactiv NA III S. de R.L. de C.V. merged into Pactiv Mexico S. de R.L. de C.V.

(q)	Deregistered on July 12, 2013

(r)	Liquidated and deregistered on November 12, 2013

(s)	Merged into Reynolds Packaging International B.V. on December 21, 2013

(t)	The shares in BPTE B.V. were acquired at fair value on December 13, 2013 from LQ70 (BPTA) Pty Limited, a related party

(u)	Placed into voluntary liquidation on September 30, 2013

(v)	Placed into voluntary liquidation on February 5, 2013 and dissolved on December 26, 2013

(w)	Deregistered on December 10, 2013

(x)	Incorporated on May 9, 2013

(y)	Merged into Evergreen Packaging Inc. on December 31, 2013

(z)	Merged into Pactiv LLC on November 1, 2013

(aa)	Acquired on March 15, 2013

(ab)	Acquired on November 4, 2013

25.    Business combinations

Trans Western Polymers, Inc.

On November 4, 2013, the Group acquired the shares of Trans Western Polymers, Inc. ("Trans Western") for an aggregate purchase price of $69 million, net of debt assumed of $21 million, which was repaid by the Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags. The operating results of Trans Western have been included in the Reynolds Consumer Products segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

Spirit Foodservice Products, Inc.

On March 15, 2013, the Group acquired the shares of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million. The consideration was paid in cash. Spirit Foodservice Products Inc. is a producer of extruded polystyrene cups, injection-molded polystyrene products such as cutlery and utensils and extruded polypropylene products. The operating results of Spirit have been included in the Pactiv Foodservice segment since the date of the acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

International Tray Pads & Packaging, Inc. and Interplast Packaging Inc.

On September 19, 2012, the Group acquired the shares of International Tray Pads & Packaging, Inc., which manufactures meat and poultry pads, furniture shipping pads, medical wadding and related products. On September 24, 2012, the Group acquired the business of Interplast Packaging Inc., which manufactures egg cartons for use in retail packaging of specialty eggs. The operating results of International Tray Pads & Packaging, Inc. and Interplast Packaging, Inc. have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. Combined, the consideration paid was $30 million. These acquisitions did not have a material effect on the Group's financial condition or results of operations.

Graham Packaging

On September 8, 2011, the Group acquired 100% of the outstanding shares of Graham Packaging Company Inc. (“Graham Packaging”) and units of Graham Packaging Holdings, L.P. for an aggregate purchase price of $1,797 million. The consideration was paid in cash.

Graham Packaging contributed revenues of $967 million, a loss after income tax of $65 million, EBITDA of $104 million and Adjusted EBITDA of $155 million to the Group for the period from September 8, 2011 to December 31, 2011. If the acquisition had occurred on January 1, 2011, management estimates that Graham Packaging would have contributed, on a pro forma basis, additional revenue of $2,130 million, a loss after income tax of $277 million, EBITDA of $43 million and Adjusted EBITDA of $388 million. These amounts are unaudited.

Dopaco

On May 2, 2011, the Group acquired 100% of the outstanding shares of Dopaco Inc. and Dopaco Canada Inc. (collectively “Dopaco”) for an aggregate purchase price of $395 million, including a $3 million working capital adjustment which was settled in October 2011. The consideration was paid in cash. There is no contingent consideration payable. Funding for the purchase consideration was provided through existing cash.

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

26.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2013	2012
Less than one year	110	111
Between 1 and 5 years	220	222
More than 5 years	88	79
Total	418	412

During the year ended December 31, 2013, $144 million of operating lease expense was recognized in the statement of comprehensive income as a component of profit or loss (2012: $135 million; 2011: $107 million).

27.    Capital commitments

As of December 31, 2013, the Group had entered into contracts to incur capital expenditures of $142 million (2012: $177 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

28.    Contingencies

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2013

adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2013, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 18. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

29.    Subsequent events

As a result of the issuance of the 2013 Notes, effective in 2014, BP I changed its functional currency from euro to U.S. dollar. Refer to note 18 for further details.

Other than the item disclosed above, there have been no events subsequent to December 31, 2013 which would require accrual or disclosure in these consolidated financial statements.