Form 20-F/A
period 2013-12-31
Reynolds Group Holdings Ltd
filed 2014-02-27
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

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
☐ Yes ☑ No

EXPLANATORY NOTE

This amendment to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 is being filed for the sole purpose of including the exhibits that were inadvertently omitted from the EDGAR filing of the Form 20-F as originally filed on February 26, 2014. No attempt has been made in this amendment to the Form 20-F for the fiscal year ended December 31, 2013 to modify or update the other disclosures presented in the Form 20-F. This amendment on Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F.

ITEM 19. EXHIBITS.

The following documents are filed herein:

Exhibit Number	Description of Exhibit
4.4.28
Twenty-First Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.29
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.30
Twelfth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.32
Eleventh Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.33
Sixth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A, The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.43
Twenty-First Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and the Bank of New York Mellon, as trustee

4.4.44
Twentieth Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.45
Twentieth Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.46
Eighteenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.47
Eighteenth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.48
Ninth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.49
Tenth Senior Notes Supplemental Indenture dated as of August 9, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

Reynolds Group Holdings Limited
(Registrant)

/s/ JOESPH E. DOYLE
Joseph E. Doyle
Group Legal Counsel
February 27, 2014