Form 20-F/A
period 2013-12-31
Reynolds Group Holdings Ltd
filed 2014-03-28
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
Amendment No. 2

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
☐ Yes ☑ No

EXPLANATORY NOTE

This amendment ("Amendment No. 2") to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 is being filed for the sole purpose of including additional exhibits that were omitted from the EDGAR filing of the Form 20-F as originally filed on February 27, 2014. No attempt has been made in this Amendment No. 2 to the Form 20-F for the fiscal year ended December 31, 2013 to modify or update the other disclosures presented in the Form 20-F. This Amendment No. 2 on Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Exhibit
1.1.*	Constitution of Reynolds Group Holdings Limited
1.2.*	Certificate of Incorporation of Reynolds Group Issuer Inc.
1.3.*	By-Laws of Reynolds Group Issuer Inc.
1.4.*	Certificate of Formation of Reynolds Group Issuer LLC
1.5.*	Limited Liability Company Agreement of Reynolds Group Issuer LLC
1.6.†††	Articles of Association of Reynolds Group Issuer (Luxembourg) S.A.
1.7.*	Certificate of Incorporation of Bakers Choice Products, Inc.
1.8.*	Second Amended and Restated By-Laws of Bakers Choice Products, Inc.
1.9.*	Third Restated Certificate of Incorporation of Blue Ridge Holding Corp.
1.10.*	Amended and Restated By-Laws of Blue Ridge Holding Corp.
1.11.*	Certificate of Incorporation of Blue Ridge Paper Products Inc.
1.12.*	The Amended and Restated By-Laws of Blue Ridge Paper Products Inc.
1.13.*	Amended and Restated Certificate of Incorporation of Closure Systems International Americas, Inc.
1.14.*	By-Laws of Closure Systems International Americas, Inc.
1.15.*	Certificate of Incorporation of Closure Systems International Holdings Inc.
1.16.*	By-Laws of Closure Systems International Inc. (now known as Closure Systems International Holdings Inc.)
1.17.*	Certificate of Incorporation of Closure Systems International Inc.
1.18.*	Amended and Restated By-Laws of Closure Systems International Inc.
1.19.*	Certificate of Formation of Closure Systems Mexico Holdings LLC
1.20.*	Amended and Restated Limited Liability Company Agreement of Closure Systems Mexico Holdings LLC
1.21.*	Certificate of Formation of CSI Mexico LLC
1.22.*	Amended and Restated Limited Liability Company Agreement of CSI Mexico LLC
1.23.*	Certificate of Incorporation of CSI Sales & Technical Services Inc.
1.24.*	By-Laws of CSI Sales & Technical Services Inc.
1.25.*	Certificate of Incorporation of Evergreen Packaging Inc.
1.26.*	Amended and Restated By-Laws of Evergreen Packaging Inc.
1.27.	[Reserved]
1.28.	[Reserved]
1.29.	[Reserved]
1.30.	[Reserved]
1.31.**	Certificate of Formation of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.32.**	Limited Liability Company Agreement of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.33.**	Certificate of Incorporation of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products Inc.)
1.34.*	Second Amended and Restated By-Laws of Reynolds Consumer Products Inc. (now known as Reynolds Presto Products Inc.)
1.35.	[Reserved]
1.36.	[Reserved]
1.37.**	Certificate of Incorporation of Reynolds Consumer Products Inc. (formerly known as Reynolds Foil Inc.)
1.38.*	By-Laws of Reynolds Aluminum Inc. (now known as Reynolds Consumer Products Inc., formerly known as Reynolds Foil Inc.)
1.39.	[Reserved]
1.40.	[Reserved]
1.41.*	Certificate of Incorporation of Reynolds Group Holdings Inc.
1.42.*	By-Laws of Reynolds Group Holdings Inc.
1.43.	[Reserved]
1.44.	[Reserved]
1.45.	[Reserved]
1.46.	[Reserved]
1.47.	[Reserved]
1.48.	[Reserved]

1.49.*	Certificate of Incorporation of Closure Systems International Packaging Machinery Inc.
1.50.*	By-Laws of Alcoa Packaging Machinery, Inc. (now known as Closure Systems International Packaging Machinery Inc.)
1.51.*	Certificate of Incorporation of Reynolds Services Inc.
1.52.*	By-Laws of Reynolds Services Inc.
1.53.*	Amended and Restated Certificate of Incorporation of SIG Combibloc Inc.
1.54.*	Amended and Restated By-Laws of SIG Combibloc Inc.
1.55.**	Certificate of Formation of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
1.56.**	Limited Liability Company Agreement of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
1.57.*	Articles of Incorporation of Southern Plastics Inc.
1.58.*	By-Laws of Southern Plastics Inc.
1.59.	[Reserved]
1.60.	[Reserved]
1.61.*	Limited Liability Company Articles of Organization of BRPP, LLC
1.62.*	Operating Agreement of BRRP, LLC
1.63.	[Reserved]
1.64.*	Articles of Association of SIG Austria Holding GmbH
1.65.*	Articles of Association of SIG Combibloc GmbH (Austria)
1.66.*	Articles of Association of SIG Combibloc GmbH & Co KG
1.67.********	Fifteenth Amendment and Restatement of the Articles of Association of Closure Systems International (Brazil) Sistemas de Vedação Ltda.
1.68.**	Twenty-Third Amendment and Consolidation of the Articles of Incorporation of SIG Beverages Brasil Ltda.
1.69.†††	Fifty-Second Amendment and Consolidation of the Articles of Incorporation of SIG Combibloc do Brasil Ltda.
1.70.	[Reserved]
1.71.	[Reserved]
1.72.	[Reserved]
1.73.*	Articles of Amalgamation of Evergreen Packaging Canada Limited
1.74.*	By-Law No. 1A of Evergreen Packaging Canada Limited
1.75.	[Reserved]
1.76.*	Articles of Association of Evergreen Packaging (Luxembourg) S.à r.l
1.77.	[Reserved]
1.78.	[Reserved]
1.79.	[Reserved]
1.80.	[Reserved]
1.81.*	Articles of Association of SIG Combibloc GmbH (Germany)
1.82.*	Articles of Association of SIG Combibloc Holding GmbH
1.83.*	Articles of Association of SIG Combibloc Systems GmbH
1.84.*	Articles of Association of SIG Combibloc Zerspanungstechnik GmbH
1.85.*	Articles of Association of SIG Euro Holding AG & Co. KgaA
1.86.*	Articles of Association of SIG Information Technology GmbH
1.87.*	Articles of Association of SIG International Services GmbH
1.88.*	Articles of Association of SIG Beteiligungs GmbH
1.89.	[Reserved]
1.90.	[Reserved]
1.91.	[Reserved]
1.92.	[Reserved]
1.93.	[Reserved]
1.94.	[Reserved]
1.95.	[Reserved]
1.96.	[Reserved]
1.97.†††	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) I S.A.
1.98.*	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) III S.à r.l
1.99.	[Reserved]
1.100.*	By-Laws of CSI en Ensenada, S. de R.L. de C.V.
1.101.*	By-Laws of CSI en Saltillo, S. de R.L. de C.V.

1.102.*	By-Laws of CSI Tecniservicio, S. de R.L. de C.V.
1.103.	[Reserved]
1.104.*	By-Laws of Grupo CSI de Mexico, S. de R.L. de C.V.
1.105.	[Reserved]
1.106.*	By-Laws of Reynolds Metals Company de Mexico, S. de R.L. de C.V.
1.107.	[Reserved]
1.108.*	Articles of Association of Closure Systems International B.V.
1.109.*	Articles of Association of Evergreen Packaging International B.V.
1.110.	[Reserved]
1.111.*	Articles of Association of Reynolds Packaging International B.V.
1.112.*	Constitution of Kalimdor Investments Limited (now known as Whakatane Mill Limited)
1.113.*	Articles of Incorporation of SIG allCap AG
1.114.*	Articles of Incorporation of SIG Combibloc (Schweiz) AG
1.115.*	Articles of Incorporation of SIG Combibloc Group AG
1.116.*	Organizational Bylaws of SIG Combibloc Group AG
1.117.*	Articles of Incorporation of SIG Combibloc Procurement AG
1.118.*	Organizational Bylaws of SIG Combibloc Procurement AG
1.119.*	Articles of Incorporation of SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)
1.120.	[Reserved]
1.121.*	Articles of Incorporation of SIG Technology AG
1.122.*	Memorandum of Association of SIG Combibloc Ltd. (Thailand)
1.123.*	Articles of Association of SIG Combibloc Ltd. (Thailand)
1.124.	[Reserved]
1.125.	[Reserved]
1.126.	[Reserved]
1.127.	[Reserved]
1.128.	[Reserved]
1.129.	[Reserved]
1.130.	[Reserved]
1.131.	[Reserved]
1.132.	[Reserved]
1.133.	[Reserved]
1.134.	[Reserved]
1.135.	[Reserved]
1.136.	[Reserved]
1.137.	[Reserved]
1.138.	[Reserved]
1.139.	[Reserved]
1.140.	[Reserved]
1.141.	[Reserved]
1.142.	[Reserved]
1.143.	[Reserved]
1.144.**	Certificate of Formation of Pactiv LLC (formerly known as Pactiv Corporation)
1.145.†	Amended and Restated Limited Liability Company Agreement of Pactiv LLC (formerly known as Pactiv Corporation)
1.146.	[Reserved]
1.147.	[Reserved]
1.148.	[Reserved]
1.149.	[Reserved]
1.150.*	Certificate of Incorporation of Pactiv International Holdings Inc.
1.151.*	Amended and Restated By-Laws of Pactiv International Holdings Inc.
1.152.*	Certificate of Formation of Pactiv Management Company LLC
1.153.*	Limited Liability Company Agreement of Pactiv Management Company LLC
1.154.	[Reserved]
1.155.	[Reserved]

1.156.	[Reserved]
1.157.	[Reserved]
1.158.*	Certificate of Incorporation of PCA West Inc.
1.159.*	Amended and Restated By-Laws of PCA West Inc.
1.160.	[Reserved]
1.161.	[Reserved]
1.162.	[Reserved]
1.163.	[Reserved]
1.164.*	Amended and Restated Certificate of Incorporation of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.165.*	Amended and Restated By-Laws of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.166.	[Reserved]
1.167.	[Reserved]
1.168.	[Reserved]
1.169.	[Reserved]
1.170.	[Reserved]
1.171.	[Reserved]
1.172.	[Reserved]
1.173.	[Reserved]
1.174.*	Articles of Association of Omni-Pac Ekco GmbH Verpackungsmittel
1.175.*	Articles of Association of Omni-Pac GmbH Verpackungsmittel
1.176.*	Articles of Association of Pactiv Deutschland Holdinggesellschaft Mbh
1.177.*	Certificate of Incorporation of Reynolds Manufacturing, Inc.
1.178.**	By-laws of Pactiv Foodservice Mexico, S. de R.L. de C.V. (formerly known as Central de Bolsas, S. de R.L. de C.V.)
1.179.*	By-laws of Grupo Corporativo Jaguar, S.A. de C.V.
1.180.*	By-laws of Pactiv Mexico, S. de R.L. de C.V.
1.181.*	By-laws of Servicios Industriales Jaguar, S.A. de C.V.
1.182.*	By-laws of Servicio Terrestre Jaguar, S.A. de C.V.
1.183.**	Articles of Amalgamation of Pactiv Canada Inc.
1.184.*	By-Law No. 1 of Pactiv Canada Inc.
1.185.*	Certificate of Formation of BCP/Graham Holdings L.L.C.
1.186.*	Limited Liability Company Agreement of BCP/Graham Holdings L.L.C.
1.187.*	Certificate of Formation of GPC Holdings LLC
1.188.*	Limited Liability Company Agreement of GPC Holdings LLC
1.189.*	Certificate of Incorporation of Graham Packaging Company Inc.
1.190.*	By-laws of Graham Packaging Company Inc.
1.191.*	By-laws of Reynolds Manufacturing, Inc.
1.192.*	Certificate of Incorporation of RenPac Holdings Inc.
1.193.*	By-laws of RenPac Holdings Inc.
1.194.	Certificate of Formation of GPACSUB LLC (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
1.195.***	Amended and Restated Limited Liability Company Agreement of GPACSUB LLC
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

1.244.***	Deed of Incorporation of Beverage Packaging Holdings (Luxembourg) IV S.àr.l
1.245.	[Reserved]
1.246	[Reserved]
1.247.†††	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) V S.A.
1.248.†	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) II S.A.
1.249.†	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) VI S.àr.l
1.250.†	Articles of Association of Beverage Packaging Holdings II Issuer Inc.
1.251.†	By-Laws of Beverage Packing Holdings II Issuer Inc.
1.252.†††	Certificate of Incorporation of Trans Western Polymers, Inc.
1.253.†	By-Laws of Trans Western Polymers, Inc.
1.254.†††	Certificate of Incorporation of Spirit Foodservice Products, Inc.
1.255.†	By-Laws of Spirit Foodservice Products, Inc.
1.256.†††	Certificate of Incorporation of Spirit Foodservice, Inc.
1.257.†	By-Laws of Spirit Foodservice, Inc.
1.258.†††	Certificate of Incorporation of Master Containers, Inc.
1.259.†	By-Laws of Master Containers, Inc.
2.1.	[Reserved]
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

2.13.38.†††
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

2.15.11.†††
Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated June 15, 2013, among Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, as security trustee

2.15.12.†††	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated November 15, 2013, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto
2.15.13.†	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated April 9, 2013, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto
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

2.307	[Reserved]
2.308.	[Reserved]
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

2.355.**	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon, as collateral agent, dated February 1, 2011.
2.356.**	Confirmation and Amendment Agreement relating to non-accessory security between SIG Combibloc Group AG and The Bank of New York Mellon, dated
2.357.	[Reserved]
2.358.	[Reserved]
2.359.	[Reserved]
2.360.	[Reserved]
2.361.	[Reserved]

2.362.	[Reserved]
2.363.	[Reserved].
2.364.	[Reserved]
2.365.	[Reserved]
2.366.	[Reserved]
2.367.	[Reserved]
2.368.	[Reserved]
2.369.**	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon, dated February 9, 2011
2.370.	[Reserved]
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

2.408.	[Reserved[
2.409.	[Reserved]
2.410.**	Share Pledge Agreement Relating to the Shares in SIG Combibloc Holding GmbH between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent and pledgee
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

2.538.	[Reserved]
2.539	[Reserved]
2.540.********	Account Pledge Agreement, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.541.	[Reserved]
2.542.********	Account Pledge Agreement, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.543.********	Account Pledge Agreement, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.544.********	Account Pledge Agreement, between SIG Beteiligungs GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.545.********	Account Pledge Agreement, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.546.********	Account Pledge Agreement, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.547.********	Account Pledge Agreement, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.548.********	Account Pledge Agreement, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.549.********	Account Pledge Agreement, between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.550.********	Account Pledge Agreement, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.551.********	Account Pledge Agreement, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.552.********	Account Pledge Agreement, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.553.********	Account Pledge Agreement, between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.554.********	Account Pledge Agreement, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.555.	[Reserved]
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
2.612.†††
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

2.615.†††
Specific Security Deed dated 21 June 2013 between Beverage Packaging Holdings (Luxembourg) I S.A. and Wilmington Trust (London) Limited in respect of certain deposit accounts located in new Zealand held by Beverage Packaging Holdings (Luxembourg) I S.A.

2.616.†††	Security over Cash Agreement dated 1 November 2013 given by Beverage Packaging Holdings (Luxembourg) III S.a. r.l. in favour of the Bank of New York Mellon
2.617.†	Supplemental Conditional Assignment of Receivables Agreement, dated February 12, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.618.†	Supplemental Conditional Assignment of Receivables Agreement, dated April 2013, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent

2.619.†	Supplemental Conditional Assignment of Receivables Agreement, dated June 14, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.620.†	Supplemental Conditional Assignment of Receivables Agreement, dated August 14, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.621.†	Supplemental Conditional Assignment of Receivables Agreement, dated October 10, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.622.†	Supplemental Conditional Assignment of Receivables Agreement, dated December 9, 2013 granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.623.†††
Share Pledge Agreement Relating to the shares in Beverage Packaging Holdings (Luxembourg) VI S.a.r.l. , dated as of June 14, 2013, among Beverage Packaging Holdings (Luxembourg) III S.a.r.l., Beverage Packaging Holdings (Luxembourg) VI S.a.r.l. and The Bank of New York Mellon as collateral agent

2.624.†††	Account Pledge Agreement, dated as of June 14, 2013, between Beverage Packaging Holdings (Luxembourg) VI S.a.r.l. and The Bank of New York Mellon as collateral agent
2.625.†††
Share Pledge Agreement relating to shares of Beverage Packaging Holdings (Luxembourg) II S.A., dated as of December 10, 2013, among Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent

2.626.†††	Luxembourg Law Account Pledge Agreement, dated as of December 10, 2013 , between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon
2.627.†††	New Zealand Law Share Pledge Agreement, dated as of December 10, 2013 , between Reynolds Group Holdings Limited and Wilmington Trust (London) Limited
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
4.1.81.********
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 14, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.82.†
Amendment No. 8 and Incremental Term Loan Assumption Agreement, dated as of November 27, 2013, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.1.83.†††
Loan Modification Agreement, dated as of December 27, 2013, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.1.84.†††
Guarantor Joinder, dated as of November 15, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.A R.L., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.85.†††
Guarantor Joinder, dated as of June 14, 2013, to the Third Amended and Restated Credit Agreement dated as of September 28, 2012, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & CO. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors, the Lenders and Credit Suisse AG, as administrative agent

4.1.86.†††
Guarantor Joinder, dated as of December 10, 2013, to the Third Amended and Restated Credit Agreement dated as of September 28, 2012, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holdings AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.87.†
Guarantor Joinder, dated as of April 9, 2013, to the Third Amended and Restated Credit Agreement dated as of September 28, 2012, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Reynolds Group Holdings Limited and Credit Suisse AG as administrative agent

4.2.1. †
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

4.4.16.†††
Twenty-Second Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.a.r.l, and The Bank of New York Mellon as trustee

4.4.17.†††
Twenty-First Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.18.†††
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.19.†††
Nineteenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.20.†††
Nineteenth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.21.†††
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

4.4.22.†††
Eleventh Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.23.†††
Ninth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.24.†††
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

4.4.28.††
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

4.4.29.††
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.30.††
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

4.4.31.†††
Thirteenth Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.32.††
Eleventh Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.33.††
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

4.4.34.†††
Twenty-Third Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.35.†††
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

4.4.36.†††
Twenty-Second Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.37.†††
Twentieth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.38.†††
Twentieth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., the affiliates of the Issuers party thereto and The Bank of New York Mellon, as trustee

4.4.39.†††
Eleventh Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New york Mellon, as trustee, and Wilmington Trust (London Limited), as additional collateral agent

4.4.40.†††
Twelfth Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.41.†††
Tenth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of November 15, 2013 among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.42.†††
Fifth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.43.††
Twenty-First Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and the Bank of New York Mellon, as trustee

4.4.44.††
Twentieth Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.45.††
Twentieth Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.46.††
Eighteenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.47.††
Eighteenth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.48.††
Ninth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.49.††
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

7.1.†	Computation of Ratio of Earnings to Fixed Charges
8.1.********	List of Subsidiaries
12.1.†††	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2.†††	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1.†††	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2.†††	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4 (No. 333-177693) filed on November 3, 2011.
**	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on February 9, 2012.
***	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on April 6, 2012.
****	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 11, 2012.
*****	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 30, 2012.
******	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on June 21, 2012.
*******	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-182332) filed on July 10, 2012.
********	Incorporated by reference to corresponding exhibit to Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-185285) filed on December 21, 2012.

†	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers’ annual report on Form 20-F (No. 333-177693) filed on February 27, 2014.
††	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers’ amendment to the annual report on Form 20-F/A (No. 333-177693) filed on February 27, 2014.
†††	Filed herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

Reynolds Group Holdings Limited
(Registrant)

/s/ JOESPH E. DOYLE
Joseph E. Doyle
Group Legal Counsel
March 28, 2014