Form 20-F
period 2014-12-31
Reynolds Group Holdings Ltd
filed 2015-02-25
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Reynolds Group Holdings Limited
(Registrant)

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
February 25, 2015

ANNUAL REPORT
For the fiscal year ended December 31, 2014

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: 847 482 2409
Fax: 847 615 6417
Email: enquiries@reynoldsgroupholdings.com

ANNUAL REPORT
For the fiscal year ended December 31, 2014

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

We have prepared this annual report pursuant to (i) the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to those of our outstanding notes covered by effective registration statements filed with the United States Securities and Exchange Commission (the “SEC”), (ii) the requirements of the indentures governing certain of our outstanding notes that are not covered by an effective registration statement filed with the SEC, and (iii) the credit agreement with our lenders governing our senior secured credit facilities (the “Senior Secured Credit Facilities”). The notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020;

•	The February 2012 9.875% Senior Notes due 2019;

•	The August 2011 7.875% Senior Secured Notes due 2019 and the 9.875% Senior Notes due 2019;

•	The February 2011 6.875% Senior Secured Notes due 2021 and the 8.250% Senior Notes due 2021;

•	The October 2010 7.125% Senior Secured Notes due 2019 and the 9.000% Senior Notes due 2019; and

•	The May 2010 8.500% Senior Notes due 2018.

•	Notes not covered by an effective registration statement filed with the SEC (collectively, the “2013 Notes”), comprised of:

•	The November 2013 5.625% Senior Notes due 2016 ("2013 Senior Notes"); and

•	The December 2013 6.000% Senior Subordinated Notes due 2017 ("2013 Senior Subordinated Notes").

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

Non-GAAP Financial Measures

In this annual report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization, (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this annual report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Furthermore, until a business is sold, certain of our financial covenants are measured with reference to the aggregation of continuing and discontinued operations. Accordingly, certain tables in this annual report present the aggregation of Adjusted EBITDA from continuing operations and discontinued operations. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

•
risks related to strategic transactions, including completed and future acquisitions or dispositions, such as the risks that we may be unable to complete an acquisition or disposition in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such transactions, including risks related to integration of our acquired businesses, or that a disposition may have an unanticipated effect on our remaining businesses;

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

We operate through five segments:

•	Evergreen, which manufactures fresh carton packaging for beverage products, primarily for the juice and milk markets;

•	Closures, which manufactures plastic beverage caps, closures and high speed rotary capping equipment, primarily for the carbonated soft drink, non-carbonated soft drink and bottled water markets;

•	Reynolds Consumer Products, which manufactures branded and store branded consumer products including aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware;

•	Pactiv Foodservice, which manufactures foodservice and food packaging products; and

•	Graham Packaging, which manufactures blow molded plastic containers for consumer products.

We also have a business, SIG, classified as a discontinued operation. SIG manufactures aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces.

We are part of a group of private companies based in New Zealand that are wholly-owned by Mr. Graeme Hart, our strategic owner.

Presentation of Financial Information

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. RGHL is a holding company that operates through five segments that it acquired in a series of transactions. The segments that comprise the RGHL Group have not been owned, directly or indirectly, by a single company that consolidated their financial results or operated them as a single combined business for all the years for which financial results are presented in this annual report. See "Item 4. Information on RGHL — History and Development" for details related to the transactions by which the RGHL Group has been formed.

The table below summarizes the audited financial statements and selected financial information that are presented herein, prepared in accordance with IFRS as issued by the IASB:

Year Ended December 31,
	2014	2013	2012	2011(1)	2010(2)
RGHL Group	Consolidated financial statements as of and for the year ended December 31, 2014	Consolidated financial statements as of and for the year ended December 31, 2013	Consolidated financial statements for the year ended December 31, 2012 and selected financial information as of December 31, 2012	Selected financial information as of and for the year ended December 31, 2011	Selected financial information as of and for the year ended December 31, 2010
Beverage Packaging Holdings Group(3)	Combined financial statements as of and for the year ended December 31, 2014	Combined financial statements as of and for the year ended December 31, 2013	Combined financial statements for the year ended December 31, 2012 and selected financial information as of December 31, 2012	Selected financial information as of and for the year ended December 31, 2011	Selected financial information as of and for the year ended December 31, 2010
Beverage Packaging Holdings (Luxembourg) I S.A.(4)	Consolidated financial statements as of and for the year ended December 31, 2014	Consolidated financial statements as of and for the year ended December 31, 2013	Consolidated financial statements for the year ended December 31, 2012	N/A	N/A

(1)	Includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

(2)	Includes the operations of Pactiv for the period from November 16, 2010 to December 31, 2010.

(3)	Included in this annual report to satisfy reporting requirements under the indentures governing the Reynolds Notes and the 2013 Notes.

(4)
Included in this annual report pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of BP I constitutes a substantial portion of the collateral that secures the Reynolds Notes.

Selected Historical Consolidated Financial Data

RGHL Group

The selected historical financial data of the RGHL Group as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. The selected historical financial data of the RGHL Group as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 have been derived from the RGHL Group's audited financial statements, which are not included in this annual report.

The following data should be read in conjunction with the RGHL Group's audited consolidated financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “ — Risk Factors.”

(In $ million)	2014(1)(2)	2013(1)	2012(1)	2011(1)(3)	2010(1)(4)
Income Statement Data
Revenue	11,666	11,752	11,758	9,787	4,958
Gross profit	2,016	2,081	2,098	1,655	810
Profit (loss) from operating activities	974	946	962	612	384
Net financial expenses	(1,449)	(1,216)	(1,386)	(1,402)	(607)
Profit (loss) from continuing operations before income tax	(475)	(270)	(424)	(790)	(223)
Income tax (expense) benefit	70	(4)	125	157	(4)
Profit (loss) from continuing operations	(405)	(274)	(299)	(633)	(227)
Profit (loss) from discontinued operations, net of income tax	105	206	201	147	112
Profit (loss) for the year	(300)	(68)	(98)	(486)	(115)
Balance Sheet Data
Cash and cash equivalents	1,588	1,490	1,556	597	664
Trade and other receivables	1,176	1,508	1,443	1,509	1,150
Inventories	1,453	1,647	1,612	1,764	1,281
Assets held for sale	2,767	36	21	70	18
Property, plant and equipment	3,412	4,353	4,363	4,546	3,266
Intangible assets	10,499	12,055	12,274	12,545	8,748
Total assets	21,750	22,383	22,481	21,847	15,976
Trade and other payables — current	1,396	1,799	1,808	1,760	1,246
Liabilities held for sale	739	38	—	20	—
Borrowings — current	478	471	524	521	141
Borrowings — non-current	17,380	17,466	17,378	16,625	11,701
Total liabilities	22,875	22,614	23,137	22,342	15,625
Net assets (liabilities)	(1,125)	(231)	(656)	(495)	351
Other Data
Cash provided from (used in):
Operating activities	881	785	918	443	383
Investing activities	(548)	(764)	(539)	(2,502)	(4,588)
Financing activities	(96)	(101)	555	2,006	4,345
Capital expenditures	687	724	650	520	337
EBITDA from continuing operations	1,772	1,799	1,881	1,324	646
EBITDA from discontinued operations	448	501	485	465	499
Total EBITDA	2,220	2,300	2,366	1,789	1,145
Adjusted EBITDA from continuing operations	1,935	2,068	2,056	1,636	735
Adjusted EBITDA from discontinued operations	548	544	501	476	502
Total Adjusted EBITDA	2,483	2,612	2,557	2,112	1,237
Ratio of earnings to fixed charges(5)	—	—	—	—	—

(1)
The information presented has been revised to reflect SIG as a discontinued operation for all periods. Refer to note 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)
The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position. Refer to note 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

(3)
Represents a full year of operations for the Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Pactiv Foodservice includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011. Results also include the operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

(4)
Represents a full year of operations for the Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include the Hefty consumer products and the Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

(5)
The ratio of earnings to fixed charges is calculated by dividing earnings before income taxes from continuing operations by fixed charges of continuing operations. For the years presented, fixed charges consisted of interest expense, amortization and the write-off of deferred financing costs and original issue discount, and management's estimate of interest within rent expense using an approximate interest factor. Due to pre-tax losses for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, the ratio coverage was less than 1.0x. The RGHL Group would have needed to generate additional earnings of $487 million, $276 million, $428 million, $794 million and $226 million in 2014, 2013, 2012, 2011 and 2010, respectively, in order to achieve a ratio coverage of 1.0x.

Bev Pack

The selected historical combined financial data of Bev Pack as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from Bev Pack's audited combined financial statements included elsewhere in this annual report. The selected historical combined financial data of Bev Pack as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 have been derived from Bev Pack's audited combined financial statements which are not included in this annual report.

The following data should be read in conjunction with Bev Pack's audited combined financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “ — Risk Factors.”

(In $ million)	2014(1)(2)	2013(1)	2012(1)	2011(1)(3)	2010(1)(4)
Income Statement Data
Revenue	11,666	11,752	11,758	9,787	4,958
Gross profit	2,016	2,081	2,098	1,655	810
Profit (loss) from operating activities	1,005	976	987	614	388
Net financial expenses	(1,468)	(1,234)	(1,404)	(1,418)	(619)
Profit (loss) from continuing operations before income tax	(463)	(258)	(417)	(804)	(231)
Income tax (expense) benefit	76	1	129	161	(1)
Profit (loss) from continuing operations	(387)	(257)	(288)	(643)	(232)
Profit (loss) from discontinued operations, net of income tax	113	214	208	147	112
Profit (loss) for the year	(274)	(43)	(80)	(496)	(120)
Balance Sheet Data
Cash and cash equivalents	1,588	1,490	1,556	597	663
Trade and other receivables	1,176	1,503	1,433	1,504	1,145
Inventories	1,453	1,647	1,612	1,764	1,281
Assets held for sale	2,767	36	21	70	18
Property, plant and equipment	3,412	4,353	4,363	4,546	3,266
Intangible assets	10,499	12,055	12,274	12,545	8,748
Total assets	21,510	22,076	22,164	21,571	15,714
Trade and other payables — current	1,381	1,782	1,791	1,749	1,236
Liabilities held for sale	739	38	—	20	—
Borrowings — current	477	470	523	520	140
Borrowings — non-current	17,380	17,466	17,394	16,641	11,717
Total liabilities	22,849	22,588	23,126	22,342	15,629
Net assets (liabilities)	(1,339)	(512)	(962)	(771)	85

(1)
The information presented has been revised to reflect SIG as a discontinued operation for all periods. Refer to note 7 of Bev Pack's audited combined financial statements included elsewhere in this annual report for additional information.

(2)
The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position. Refer to note 7 of Bev Pack's audited combined financial statements included elsewhere in this annual report for additional information.

(3)
Represents a full year of operations for the Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Pactiv Foodservice includes the operations of Dopaco for the period from May 2, 2011 to December 31, 2011. Results also include the operations of Graham Packaging for the period from September 8, 2011 to December 31, 2011.

(4)
Represents a full year of operations for the Evergreen, Closures, Reynolds Consumer Products and Pactiv Foodservice segments. Reynolds Consumer Products and Pactiv Foodservice include the Hefty consumer products and the Pactiv foodservice packaging businesses, respectively, for the period from November 16, 2010 to December 31, 2010.

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

Risks Related to Our Business

Our business and financial performance may be harmed by fluctuations in raw material, energy and freight costs.

Raw material costs represent a significant portion of our cost of sales, so changes in raw material prices may impact our results of operations. The primary raw materials used to manufacture our products are plastic resins (particularly polypropylene (“PP”), polyethylene (“PE"), polystyrene ("PS") and polyethylene terephthalate ("PET")), aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). The prices of our raw materials have fluctuated significantly in recent years. See "Item 5. Operating and Financial Review and Prospects — Key Factors Influencing our Financial Condition and Results of Operations — Raw Materials and Energy Prices."

Fluctuations in raw material costs can adversely affect our business. The fluctuations are generally due to movements in commodity market prices, which are reflected in published indices that are used in the negotiated rates with suppliers. We typically do not enter into long-term purchase contracts that provide for fixed prices for our principal raw materials. While we regularly enter into hedging agreements for some of our raw materials and energy sources, such as aluminum, resin (or components thereof) and natural gas, to minimize the impact of such fluctuations, these hedging agreements do not cover all our needs, and hedging may reduce the positive impact we may otherwise receive when raw material prices decline. Although many of our customer pricing agreements include raw material cost pass-through mechanisms, which mitigate the impact of changes in raw material costs, the contractual price adjustments do not occur simultaneously with commodity price fluctuations. Additionally, some of our businesses, such as the branded business of Reynolds Consumer Products, generally do not use such cost pass-through mechanisms in their customer pricing agreements, and in the businesses that use such mechanisms, they do not cover all of their sales. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. We also use price increases, where possible, to mitigate the effect of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. However, there is no assurance that increases in raw material costs may be covered by increases in pricing. As a result, we often are not able to pass on price increases to our customers on a timely basis, if at all, and consequently do not always recover the lost margin resulting from the price increases. Moreover, an increase in the selling prices for the products we produce resulting from a pass-through of increased raw material costs or freight costs could have an adverse impact on the volume of units we sell and decrease our revenue.

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

Many of our products are packaging for products manufactured by other companies, so demand for our products is directly affected by consumer consumption of the products sold in the packages we produce. General economic conditions affect consumption in Evergreen's, Closures' and Graham Packaging's primary end-use markets, including beverage products, such as milk, other dairy products, juices, bottled water and carbonated and non-carbonated soft drinks, as well as the liquid food market and other packaged consumer products. Reynolds Consumer Products depends on the market conditions in the retail industry and consumer demand for its products which are also affected by general economic conditions. Similarly, demand for our Pactiv Foodservice products is impacted by market conditions in the foodservice industry, including restaurant demand.

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

All of our segments operate in highly competitive markets. Some of our competitors have significantly higher market shares than we do globally, or in the geographic markets in which we compete. Some of our competitors offer a more specialized variety of packaging materials and concepts and may serve more geographic regions through various distribution channels. Some of our competitors have lower costs or greater financial and other resources than we do and may be less adversely affected than we are by price declines or by increases in raw material costs or otherwise better withstand adverse economic or market conditions. The competitive issues faced by each of our segments are discussed in more detail in "Item 4. Information on RGHL — Business Overview — Competition."

Although in some of our businesses capital costs are significant and there are intellectual property and technological barriers to entry, in addition to existing suppliers we also face the threat of competition from new entrants to our markets. To the extent there are new entrants, increasing or even maintaining our market shares or margins may be more difficult. In addition to other suppliers of similar products, our businesses also face competition from packaging made from other substrates. The prices that we can charge for our products are therefore constrained by the availability and cost of substitutes.

The combination of these market influences has created an intensely competitive environment in which product pricing (including volume rebates, marketing allowances and other items impacting net pricing) is a key competitive factor. Our customers continuously evaluate their suppliers, often resulting in downward pricing pressure and increased pressure to continuously introduce and commercialize innovative new products, improve customer service, maintain strong relationships with our customers and, where applicable, maintain and support consumer-meaningful brands. We may lose customers in the future, which would adversely affect our business and results of operations. These competitive pressures could result in reduced sales and profitability and limit our ability to recover cost increases through price increases and, unless we are able to control our operating costs, our gross margin may be adversely affected.

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

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the United States Environmental Protection Agency (“EPA”) is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand. Additionally, the EPA is continuing the development of other new standards and programs that may be applicable to our operations. For example, in December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as "Boiler MACT." Based on available information, Evergreen currently estimates capital costs to comply with the final Boiler MACT rules will be between $31 million and $46 million; approximately $29 million to $44 million of such costs will be spent in connection with boilers at its Canton, North Carolina mill and $2 million in costs will be incurred in connection with a boiler at its Pine Bluff, Arkansas mill. Evergreen expects to incur the Canton costs by 2019 and the Pine Bluff costs by 2016. Evergreen does not expect the Boiler MACT rules to have a material adverse effect on its business and does not expect the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

While we manufacture most of our products in a number of diversified facilities, a loss of the use of all or a portion of any of our key manufacturing facilities due to an accident, labor issues, weather conditions, natural disaster or otherwise could have a material adverse effect on our financial condition or results of operations. In addition, certain of our products are produced at only one or at a small number of facilities, increasing the risks associated with a loss of use of such facilities. For example, we only perform the foil rolling phase of our foil manufacturing process at our Louisville plant and the melting and casting phase at our Hot Springs facility. Loss or a prolonged disruption of either of these two facilities would significantly interrupt our production process and adversely affect our business and results of operations. In September 2012, we ceased foil rolling operations at our Louisville plant for 13 days because of a potential risk that we could have exceeded the limit under the plant's air emissions permit. Because we were able to recommence operations within a relatively short period of time, the impact of this event on our business was not material. However, an event that triggered a larger disruption of production at that facility could have a material adverse effect on our financial condition or results of operations. Other examples of events that have caused plant shut-downs or disrupted production include (i) a fire in May 2013 at Pactiv Foodservice's facility in Macon, Georgia, which manufactures molded fiber products (primarily egg cartons), that caused that plant to be closed for repairs until 2014, (ii) storm damage and flooding from Hurricane Sandy in October 2012 at Pactiv Foodservice's Kearny, New Jersey plant, where injection molded products were manufactured, that led to the closure of that plant and the relocation of such production to other facilities, and (iii) a flood at our Louisville plant in 2009, which required us to suspend production at that facility for a short period of time. Other facilities have from time to time been impacted by adverse weather and other natural events, and while to date no such event has had a material adverse effect on our business, the prolonged loss of a key manufacturing facility could have such an effect.

Future government regulations and judicial decisions affecting products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products.

Government regulations and judicial decisions that affect the products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products. For example, legislation has been passed in Germany that requires a deposit to be paid for certain disposable beverage packages. It is possible that in the future our products may become subject to such deposit requirements if the recycling of our products falls below acceptable thresholds. Other jurisdictions have imposed taxes on products bottled or packaged in our products impacting sales of our products. Future legislation could also limit the use of our products or impose certain taxes on the use of our products. Such legislation could significantly reduce demand for many of our products and adversely affect our sales.

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

Additionally, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging rely on a relatively small number of customers for a significant portion of their revenue. In 2014, (i) Reynolds Consumer Products' top ten customers accounted for 66% of its revenue, with one customer accounting for 38% of revenue, (ii) Pactiv Foodservice's top ten customers accounted for 55% of its revenue, with two customers, one of which was Reynolds Consumer Products, each accounting for approximately 13% of revenue, and (iii) Graham Packaging's top ten customers accounted for 47% of its revenue and no single customer accounted for more than ten percent of its revenue. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

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

Our business is exposed to fluctuations in exchange rates. Although our reporting currency is U.S. dollars, we operate in multiple countries and transact in a range of currencies in addition to dollars. Our other transacting currencies include the euro, the Argentine peso, the Brazilian real, the British pound, the Canadian dollar, the Chinese yuan renminbi, the Japanese yen, the Korean won, the Mexican peso, the New Zealand dollar, the Polish zloty, the Russian ruble, the Singapore dollar, the Swiss franc and the Taiwanese dollar. Where possible, we try to minimize the impact of exchange rate fluctuations by transacting in local currencies so as to create natural hedges. There can be no assurance that we will be successful in protecting against these risks. Under certain circumstances in which we are unable to naturally offset our exposure to these currency risks, we enter into derivative transactions to reduce such exposures. Nevertheless, exchange rate fluctuations may either increase or decrease our revenue and expenses as reported in dollars. Given the volatility of exchange rates, we may not be able to manage our currency transaction risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations.

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

Our largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results of operations compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations, (ii) governmental regulations related to funding of retirement plans in the United States and foreign countries, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. As of December 31, 2014, Pactiv's U.S. pension plan was underfunded by approximately $979 million and subsequent adverse financial market performance and decreases in interest rates may significantly increase this deficit. Future contributions to our pension plans, including Pactiv's U.S. pension plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

In addition, Evergreen and Pactiv Foodservice participate in the PACE Industry Union-Management Pension Fund (“PIUMPF”), a multi-employer pension plan that covers certain of their employees. Graham Packaging had withdrawn from this plan prior to its acquisition by the RGHL Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions in November 2013 to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements, we will be required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which we currently estimate to be approximately $5 million per year for 20 years. As a result, we have accrued a liability of $82 million as of December 31, 2014 for the present value of such future payments. However, the amount may change depending on the negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, our annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. Therefore, the aggregate amount of our required payments could increase and the increase could be material.
We expect to pursue and execute acquisitions, which, if not successful, could adversely affect our business.

As part of our strategy, we plan to consider the acquisition of other companies, assets and product lines that either complement or expand our existing business. These acquisitions may be significant in size, scope or otherwise. However, we may not be able to continue to grow through acquisitions and cannot provide assurance that we will be able to consummate any acquisitions, or that any future acquisitions will be completed at acceptable prices and terms, or that the acquired businesses will be successfully integrated into our current operations. Acquisitions involve a number of specific risks, including:

•	the diversion of management's attention to assimilating the acquired companies and their employees;

•	the disruption of management's focus on directing the expansion of operations;

•	the incorporation of acquired products into our product lines;

•	demands on our operational and financial systems;

•	demands on our financial resources;

•	possible adverse effects on our operating results;

•	the potential loss of customers of the acquired business;

•	the inability to retain key employees of the acquired business; and

•	failure to achieve the results we anticipate from such acquisitions.

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

We may sell some of our businesses from time to time, and we have entered into an agreement to sell SIG.
From time to time we may sell some of our businesses. Sales involve a number of risks, including diversion of management’s attention to the sale process, costs associated with the sale process, risks associated with retained liabilities or indemnification obligations under the applicable sales agreements, loss of synergies that we enjoyed prior to the sale from having the sold business combined with our other businesses for certain costs and cost-sharing and the potential loss of benefits from having a more diverse group of businesses.
In July 2014, we announced that we were looking at strategic alternatives for, including possibly selling, our SIG, Evergreen and Closures businesses. In November 2014, we entered into an agreement to sell SIG to Onex Corporation. The conditions precedent to the closing of the SIG sale have been satisfied and we anticipate that the closing will occur in mid-March 2015. Additionally, in October 2014 we sold Pactiv Foodservice’s building products business. We may make other dispositions from time to time.
Sales also create risks relating to the use of sales proceeds. Under our Credit Agreement and bond indentures, we are generally required to either (a) reinvest the net sale proceeds in our businesses, or (b) use the net sale proceeds to reduce our indebtedness by prepaying loans under our Credit Agreement and/or repaying some of our outstanding notes. If there is a significant period of time between when the net proceeds are received and when they are used to reduce indebtedness or reinvested in a Similar Business, interest costs associated with holding the proceeds will exceed the earnings on such funds. In connection with the sale of SIG, we entered into an amendment to our Credit Agreement providing that net proceeds from the sale of SIG need not be used to prepay the term loans under the Credit Agreement but will be used to repay certain of our notes. We anticipate using all of such net proceeds, currently estimated to be $4.150 billion, to reduce our outstanding indebtedness by repaying, redeeming or otherwise retiring at least $1.9 billion of our senior secured indebtedness, with the remaining net proceeds (after paying any premiums) being used to repay, redeem or otherwise retire senior unsecured indebtedness. There can be no assurance as to the precise amounts of either senior secured indebtedness or senior unsecured indebtedness that will be repaid or the timing of such payments. On February 17, 2015, our wholly-owned subsidiaries launched asset sale offers to purchase our senior secured notes and senior notes as required under our bond indentures and premium tender offers for certain of our notes. There can be no assurance as to the outcomes of the asset sale offers and premium tender offers. The Credit Agreement Amendment also provides that, if not reinvested, net proceeds from the sale of our Evergreen or Closures businesses, if a definitive agreement with respect to such businesses is signed prior to March 31, 2016, need not be used to prepay term loans but can be used for to repay other indebtedness.
Changes in global conditions could adversely affect our business and results of operations.

Our financial results could be substantially affected by global market risks in the countries outside the United States in which we have manufacturing facilities or sell our products, primarily in Europe, Asia and South America. Our business and results of operations are materially affected by conditions in these economies. There can be no assurance that economic issues in these regions would not result in adverse effects that may be material to our cash flows, competitive position, financial condition, results of operations, or our ability to access capital. In addition, we have substantial manufacturing facilities in certain countries that are exposed to economic and political instability. Many of our raw materials, particularly plastic resins, are affected by changes in oil prices, and economic or political unrest in petroleum producing countries, such as those in the Middle East, will affect oil prices, which could affect our cost of raw materials and our results of operations. Our Closures segment has business in Russia, and it could be impacted if economic sanctions by the United States or other countries are imposed on any of its customers or suppliers. Downturns in economic activity, adverse foreign tax consequences or any changes in social, political or labor conditions in any of these countries or regions could negatively affect our results of operations.

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

Our access to trade receivable financings could adversely impact our liquidity.

On November 7, 2012, certain members of the RGHL Group entered into a Securitization Facility. This Securitization Facility is for an amount up to $600 million. As of December 31, 2014, the RGHL Group had drawn $405 million under this facility. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The funding base may vary, on a monthly basis, throughout the term of the Securitization Facility. To the extent the amount of eligible trade receivables decreases, we may be required to pay down existing borrowings under the Securitization Facility, which could require us to use cash on hand or revolver availability which may not be available or may be more expensive than borrowings under the Securitization Facility.

From time to time, we also may sell or factor some of our other accounts receivable. Our access to factoring programs depends on the availability of receivables insurance, and on our credit rating and the credit ratings of our customers and insurers. We may be unable to continue to utilize factoring programs or may only be able to do so on less desirable terms if either we are unable to obtain or renew receivables insurance or our credit rating or the credit ratings of our customers or insurers are negatively impacted. An inability to utilize factoring programs would slow our conversion of trade receivables to cash and increase our working capital requirements, which could require us to use revolver availability or cash on hand or to seek alternative sources of financing which may not be available or may be more expensive than our existing financing.

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

Breaches of our information system security measures could disrupt our internal operations.

We are dependent upon information technology for the distribution of information internally and also to our customers and suppliers. This information technology is subject to theft, damage or interruption from a variety of sources, including but not limited to malicious computer viruses, security breaches and defects in design. Various measures have been implemented to manage our risks related to information system and network disruptions, but a system failure or breach of these measures could negatively impact our operations and financial results.

Risks Related to Our Structure, the Guarantees, the Collateral, the Reynolds Notes and the 2013 Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Reynolds Notes, the 2013 Notes and our other debt obligations.

We have a substantial amount of outstanding indebtedness, which totaled $18,026 million as of December 31, 2014, comprised of the outstanding aggregate principal amounts of our borrowings and bank overdrafts. Refer to note 17 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for details of the RGHL Group’s borrowings as of December 31, 2014.

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

The indentures governing the Reynolds Notes and the 2013 Notes contain restrictive covenants that limit our ability to, among other things:

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

As of December 31, 2014, we had $18,026 million of outstanding indebtedness, comprised of the outstanding aggregate principal amounts of our borrowings and bank overdrafts. We anticipate using all of the currently estimated net proceeds of $4.150 billion to be received from the disposition of SIG to repay, redeem or otherwise retire a portion of our senior indebtedness. As a result, we expect our annual cash interest obligations on our Senior Secured Credit Facilities, our outstanding notes, the Securitization Facility and other indebtedness to decrease by approximately $300 million to $325 million. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. Any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Reynolds Notes and the 2013 Notes. In addition, we may want or need to refinance some or all of our indebtedness prior to maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing the Reynolds Notes and the 2013 Notes and the terms of the Senior Secured Credit Facilities restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. We cannot assure you that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

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

A portion of our outstanding debt, including the indebtedness we have incurred under the Senior Secured Credit Facilities and the Securitization Facility and, potentially, our future indebtedness, bears interest at variable rates. As of December 31, 2014, we had $2,956 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Reynolds Notes, the 2013 Notes and our other debt obligations. The impact on us of such an increase would be more significant than it would be on some other companies because of our substantial debt.

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

Reynolds Group Issuer Inc. ("US Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and it has no material assets. Reynolds Group Issuer LLC ("US Co-Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. Reynolds Group Issuer (Luxembourg) S.A. ("Lux Issuer" and, together with the US Issuer and the US Co-Issuer, the “Reynolds Notes Issuers”), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. As a result of the foregoing, the Reynolds Notes Issuers' cash flows and their ability to service their indebtedness, including their ability to pay the interest and principal amount in respect of the Reynolds Notes when due, depend on the performance of the RGHL Group and the ability of members of the RGHL Group to provide funds to the Reynolds Notes Issuers.

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

Beverage Packaging Holdings II Issuer Inc. (“BP II Issuer” and, together with BP II, the “2013 Notes Issuers”) is a finance company with no operations of its own and no material assets, except its financing activities as a co-issuer of the 2013 Notes and payments of related fees and expenses. BP II is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. The 2013 Notes Issuers are not permitted to engage in any activities other than the issuance of the 2013 Notes, shares, any additional notes and any other permitted debt, guaranteeing the indebtedness of RGHL, BP I and their restricted subsidiaries and activities that are incidental to or necessary or convenient to the foregoing.

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

A failure to comply with the debt covenants in the agreements governing our indebtedness could lead to an acceleration of our debt repayment and possibly bankruptcy.

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

Our obligations under the Reynolds Notes, the 2013 Notes, certain series of the Pactiv Notes and the term loans under the Senior Secured Credit Facilities mature between December 15, 2016 and August 15, 2021, and some of the maturity dates are in close proximity to each other. Based on outstanding balances as of December 31, 2014, principal amounts of $650 million mature in 2016, $903 million mature in 2017, $3,487 million mature in 2018, $6,750 million mature in 2019, $3,250 million mature in 2020, and $2,000 million mature in 2021. As a result, we may not have sufficient cash to repay all amounts under our debt obligations at maturity. Given that these debt instruments and facilities will mature in close proximity to each other, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts and it may be difficult to refinance our indebtedness.

Our Securitization Facility matures in 2017. However, amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected. As of December 31, 2014, $405 million has been drawn under the Securitization Facility.

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

As a general matter, under insolvency law, any issuer's, any guarantor's or any security provider's liabilities in respect of the Reynolds Notes or the 2013 Notes, the related guarantees and, if applicable, security, may, in the event of insolvency or similar proceedings, rank junior to certain of such issuer's, guarantor's or security provider's debts that are entitled to priority under the laws of such jurisdiction. Debts entitled to priority may include (i) amounts owed in respect of employee pension schemes, (ii) certain amounts owed to employees, (iii) amounts owed to governmental agencies, including tax authorities and (iv) expenses of an insolvency practitioner. In addition, in some jurisdictions, an examiner or administrator or similar party may be legally required to consider the interest of third parties (including, for example, employees) or the best interests of the relevant company in connection with the proceedings. In certain cases, the ability of a holder to collect interest accruing on the Reynolds Notes or the 2013 Notes in respect of any period after the commencement of liquidation proceedings and a holder's rights in respect of the guarantees may be limited.

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

The beneficial owners of the Reynolds Senior Secured Notes are not party to any of the security documents. Therefore, in certain jurisdictions, such as Germany, Austria, Switzerland and the Netherlands, there are risks regarding the enforceability of the security interests granted by an issuer or guarantor in favor of the holders of the Reynolds Senior Secured Notes. Under the First Lien Intercreditor Agreement (the "First Lien Intercreditor Agreement") described in "Item 10. Additional Information — Material Contracts" and certain of the security documents with respect to the collateral securing the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, the collateral agents hold secured claims equal to the amount of the Reynolds Senior Secured Notes and the Senior Secured Credit Facilities, for the benefit of the applicable secured parties thereunder pursuant to a parallel debt undertaking. This parallel debt undertaking extends to the obligations with respect to the Reynolds Senior Secured Notes for the benefit of the trustee and the holders of the Reynolds Senior Secured Notes. Accordingly, the rights of the holders of the Reynolds Senior Secured Notes are not directly secured by the pledges of the collateral but through this parallel claim. The parallel claim is acknowledged by the applicable issuer or guarantor by way of a parallel debt undertaking to the collateral agent. The parallel debt undertaking secures the Reynolds Senior Secured Notes and the relevant guarantees and the collateral secures claims under the parallel debt undertaking.

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

Furthermore, in 2013 we made certain amendments to our Senior Secured Credit Facilities which had the effect of providing us with greater flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirements under the Senior Secured Credit Facilities, subject to certain conditions. At such time we also released certain of our non-U.S. subsidiaries in Australia, British Virgin Islands, Costa Rica, Hong Kong, Hungary, Japan and England and Wales from the collateral and guarantee requirements under the Senior Secured Credit Facilities, and as a result, such subsidiaries no longer guarantee the Senior Secured Credit Facilities and were also released from their respective guarantee of the Reynolds Notes. The Senior Secured Credit Facilities, as modified, require that our guarantor subsidiaries collectively continue to maintain combined gross assets of at least 75% of our consolidated total assets and combined EBITDA of at least 75% of our consolidated EBITDA. If we are unable to meet these minimum guarantee requirements at the end of a fiscal quarter, we would be required to add additional subsidiary guarantors as necessary to satisfy such requirements. See “Item 10. Additional Information — Material Contracts.”

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

History and Development

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. RGHL acquired its businesses in a series of transactions between 2008 and 2011.

In July 2014, RGHL announced it was undertaking a strategic review of its ownership of its SIG, Evergreen and Closures businesses. This initiative is part of a review and possible reallocation of capital and resources within the Group's business portfolio. The strategic reviews of Evergreen and Closures are ongoing.
In November 2014, RGHL entered into an agreement to sell SIG to Onex Corporation. The conditions precedent to the closing of the SIG sale have been satisfied and we anticipate that the closing will occur in mid-March 2015. Accordingly, the results of SIG for all years have been presented as discontinued operations in the consolidated statements of comprehensive income. In addition, the assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position.
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

Recent Developments

On February 17, 2015, the RGHL Group announced that it plans to use all of the net proceeds from the sale of SIG, currently estimated to be $4.15 billion, to redeem or otherwise retire a portion of its senior indebtedness, and in connection therewith, launched asset sale offers, as required by the indentures that govern its senior notes, at par for certain of its outstanding notes, and premium tender offers for certain notes. On February 25, 2015, the RGHL Group entered into an amendment to its Credit Agreement to, among other things, remove the requirement that a pro rata portion of the net proceeds from the sale of SIG be used to prepay the term loans under the Credit Agreement and to increase the margin on the term loans (such changes to be effective upon the receipt of such net proceeds) so that all such net proceeds can be used in connection with such asset sale offers and premium tender offers.

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

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Evergreen for each of the years ended December 31, 2014, 2013 and 2012:

	Revenue by product group
(In $ million)	2014	2013	2012
Carton Packaging	848	842	815
Liquid Packaging Board	470	444	449
Paper Products	394	380	421
Total	1,712	1,666	1,685

	Revenue by geographic region
(In $ million)	2014	2013	2012
United States	1,522	1,478	1,500
Remaining North American Region	43	46	50
Asia	147	142	135
Total	1,712	1,666	1,685

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

Total Packaging Solution

Evergreen employs a business model that we refer to as “Total Packaging Solution,” which is based on providing Evergreen's customers with a single source for all of their fresh beverage carton packaging requirements. Fresh carton sleeves can be used with Evergreen's fresh filling machines, as well as other fresh filling machines. Carton packaging sales represented 50% of Evergreen's revenue in 2014 and are sold under multi-year and shorter term contracts.

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

Liquid Packaging Board

The production of liquid packaging board at Evergreen's mills in Pine Bluff, Arkansas and Canton, North Carolina allows Evergreen to be a vertically integrated producer of fresh cartons. Evergreen's Pine Bluff and Canton mills produce multiple grades of liquid packaging board, both PE coated and uncoated, for fresh cartons. Evergreen's liquid packaging board products can be broadly grouped into three categories: PE coated liquid packaging board; PE coated / co-extruded liquid packaging board (also known as barrier board); and uncoated liquid packaging board. In addition, Evergreen's mill in Canton produces cupstock for the manufacture of hot and cold cups as well as ovenable trays for the frozen food market as an alternative to plastic trays.

Paper Products

Evergreen also offers a range of paper products, including coated groundwood, which is used in catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper.

Customers

Evergreen's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Many of Evergreen's customer sales contracts are index-based, allowing for the pass-through of input cost movements on a quarterly to annual basis. In 2014, Evergreen's top ten customers accounted for 36% of the segment's net revenue, and no single customer accounted for more than 10% of the segment's net revenue.

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

Competition

Evergreen operates primarily in markets with a limited number of key global competitors. The fresh carton market is fairly consolidated. We believe Evergreen is the only major market participant that provides vertically integrated liquid packaging board as well as complete fresh carton packaging systems consisting of cartons, filling machines and spouts. We believe Evergreen is the largest participant in the fresh carton packaging market measured by volume based on our analysis of industry data.

We believe Evergreen is the largest producer of liquid packaging board for fresh cartons based on our analysis of industry data. Evergreen is a relatively small producer of coated groundwood within a concentrated North American coated papers market. Evergreen is also a small producer of uncoated freesheet within a concentrated market. Evergreen also competes in the cupstock and ovenable packaging board markets.

Changes within the paper industry have occurred and may continue to occur that may adversely affect our business and financial performance. These changes include the consolidation of producers of products that compete with us, consolidation within the distribution channels for our products, and the reduced demand for products made by some of our products, including magazines, catalogs and envelopes.

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

Manufacturing

Evergreen operates two integrated pulp and paper mills in North America and ten sleeve production plants globally, including six in the United States, three in East Asia and one in Latin America. Evergreen also jointly controls three joint ventures in the Middle East/North Africa. Evergreen's manufacturing operations primarily consist of production of paper and packaging cartonboard, manufacturing and assembly of filling machines and parts and production of fresh carton sleeves that are used with its machines to create fresh carton containers for its customers' beverage products. Fresh carton sleeves are also shipped to Evergreen's customers for filling.

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

Raw Materials and Suppliers

In 2014, the total value of raw materials consumed by Evergreen was $618 million and represented 46% of Evergreen's total cost of sales, excluding depreciation and amortization and excluding the effects of the multi-employer pension plan withdrawal liability as described in Evergreen's current year cost of sales discussion in "Item 5. Operating and Financial Review and Prospects - Results of Operations."

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

Intellectual Property

Evergreen has a portfolio of several hundred registered patents and registered trademarks. Evergreen uses internal and external resources to manage its intellectual property portfolio and, where appropriate, defends its intellectual property rights throughout the world. Evergreen also relies on unpatented proprietary know-how and trade secrets and employs various methods including confidentiality agreements with employees and consultants to protect its intellectual property. Additionally, Evergreen has licensed, and may license in the future, patents, trademarks, trade secrets and similar intellectual property to third parties. Evergreen attempts to contractually ensure that its intellectual property and similar proprietary rights are protected when entering into business relationships. While in the aggregate Evergreen's patents are of material importance to Evergreen's business, Evergreen believes that its business is not dependent upon any single patent or group of related patents.

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

Employees

As of December 31, 2014, Evergreen employed approximately 3,900 people. A significant number of Evergreen's employees are covered by collective labor agreements. Evergreen has had no history of significant union-related work stoppages. We believe Evergreen's relationships with its employees and labor unions are satisfactory.

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

In 2009, North Carolina issued an emergency change in the maximum arsenic ambient air level, which effectively allowed the state to reopen limits established in existing air permits. The biomass boiler at the Canton mill, which is partially fueled by coal, did not comply with the new level. In January 2011, Evergreen signed a Special Order by Consent issued by the North Carolina regulatory authorities, which required Evergreen to take certain actions to bring the biomass boiler into compliance with the new arsenic level, and potentially to make certain upgrades to the boiler. However, after further scientific study, the state's air quality department recommended that the state increase the acceptable ambient air levels for arsenic. The proposed ambient air levels became effective in 2014. Evergreen plans to file a request with the state's air quality department to terminate the Special Order by Consent.

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

The following table shows total segment revenue by geographic region for Closures for each of the years ended December 31, 2014, 2013 and 2012:

	Revenue by geographic region
(In $ million)	2014	2013	2012
United States	385	354	363
Remaining North American Region	111	135	134
Europe	198	263	255
Asia	264	262	281
South America	170	177	204
Total	1,128	1,191	1,237

History

Closures has been supplying caps and closures since its inception in the 1930s as part of Alcoa's packaging business. Closures started developing aluminum closures primarily for the food industry and continued to develop its manufacturing capabilities through the 1940s and 1950s. In the 1960s, Closures introduced the first resealable aluminum roll-on closure for the beer and soft drink industries. In 1986, Closures acquired H-C Industries, which had developed a patented compression molding process to make plastic closures for carbonated soft drinks. Throughout the 1990s and 2000s, Closures continued to develop innovative closure solutions such as spout fitments for gable top juice containers and hot-fill closures for sports drinks and entered the Asian, European and South American markets during this period. In 2008, Closures was acquired indirectly by Mr. Graeme Hart, our strategic owner. On February 1, 2010, Closures purchased Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. The acquired company was renamed Closure Systems International Americas, Inc. In January 2014, we sold Closure's aluminum business in Germany for $26 million, resulting in a gain on sale of $13 million. The consideration was received in the form of a note receivable.

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

Customers

Closures’ customer base includes international companies as well as large national and regional companies primarily in the beverage and consumer product industries. Where appropriate, Closures manages its customer relationships with large beverage companies at both the parent company and the local bottler levels. This approach allows Closures to foster relationships at the various purchasing decision points, thereby minimizing its exposure to any one particular contract and enabling it to understand the developing requirements of beverage customers. Many of Closures' customers have been customers for over 20 years. Closures also produces caps and closures for Evergreen and SIG. In 2014, Closures’ top ten customers accounted for 26% of the segment’s gross revenue, and no single customer accounted for more than 10% of the segment’s gross revenue.

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

Competition

The global caps and closures market is highly fragmented, with Closures being one of only a few global participants. Most competitors are either local or regional companies primarily supplying only one region of the world. In certain regions, especially in emerging markets, an increasing number of bottlers are self-supplying closures through self-manufacturing caps and closures. These competitive pressures may adversely affect Closures’ business and financial performance. We believe Closures benefits from its proximity to clients, stringent product specifications demanded by its multinational client base, and its ability to provide integrated closure system solutions. Closures also competes by offering strong product design capabilities, leading technology innovation, speed of product delivery, value-added features and cost competitiveness.

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

Manufacturing

Closures operates 27 manufacturing locations worldwide, including five facilities in North America, seven in Asia, six in South America, five in Europe and four in the Middle East.

Caps and Closures

Closures manufactures caps and closures at all of its manufacturing facilities globally. Closures' global operations enable it to service its broad global customer base. Closures manufactures its own proprietary compression molding equipment, which allows Closures to quickly increase manufacturing capacity as demand grows. Closures' facilities manufacture caps and closures utilizing this compression molding technology, as well as injection molding and metal stamping processes, depending on the customer’s needs. Using this manufacturing approach, Closures manufactures a broad range of sealing solutions such as molded in-shell liners, disc liners, induction and conduction seals as well as tamper evidence bands.

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

Raw Materials and Suppliers

Closures' principal raw materials are resin, colorant and aluminum. In 2014, the total value of raw materials purchased by Closures was $598 million, with the majority of raw materials being plastic resins. In 2014, total raw materials represented 67% of Closures’ total cost of sales, excluding depreciation and amortization.

Closures' centralized purchasing function enables it to leverage its global purchasing power and reduce dependency on any one supplier. Closures takes advantage of regional and local suppliers for indirect materials and services to ensure the lowest total cost of ownership. Closures sources its raw materials from a variety of suppliers, many of which are global. It maintains two to three suppliers for most inputs. Closures typically has one year contracts with key resin, colorant and aluminum suppliers. We believe that the pricing terms under these contracts are consistent with the terms available in the market, and Closures has not historically experienced significant supply interruption of any key raw materials. We believe Closure's relationships with its suppliers are satisfactory. Closures has relationships spanning more than ten years with a majority of its top suppliers.

To mitigate the volatility of resin prices, the majority by volume of Closures' customer sales contracts contain price adjustments based on changes in resin prices which allows Closures to pass through varying degrees of the changes in resin prices to its customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. In certain instances, Closures has also been able to negotiate raw material price adjustments with customers not subject to these clauses.

In addition, to further minimize the impact of price fluctuations of raw materials, Closures enters into hedging agreements for some resin purchases. Closures also enters into hedging agreements at the request of certain customers who want to mitigate the risk of changes in raw material costs in their purchase pricing.

Quality Management

Meeting customers' complex requirements and technical specifications requires a strong commitment to quality, customer service, process controls and reliability. Closures maintains technology centers around the world that are focused on product engineering, testing and design. In addition, we believe Closures has unique testing capabilities through its laboratories located around the world that are fully accredited by major global beverage manufacturers. Closures also uses pilot bottling line equipment to simulate customer filling and capping operations in order to facilitate real world product testing prior to customer line trials. This provides a key advantage for Closures, as large customers can leverage Closures' testing capabilities and avoid the need to perform their own independent product testing.

Closures' production facilities employ efficient, technologically advanced manufacturing capabilities. In addition, each facility offers reliable customer service, timely delivery and quality performance.

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

New Product Development

New product innovation is a key component of Closures' growth strategy. Closures' new product development process is based on a fundamental understanding of the interactions between product design, materials of construction and manufacturing and application processes. Key trends driving new product development include cost reduction, product integrity preservation, tamper evidence enhancement, increased brand equity and promotion and consumer functionality. As an example, Closures' mini-closure platform of products, which significantly reduces raw material costs without sacrificing product performance, has been introduced in all of its major markets. In addition, Closures has been a leading innovator in the development of tamper evidence beverage caps and closures and has launched new closures with enhanced tamper evidence. Furthermore, Closures has been a leading innovator in the development of one piece beverage closures, which provide customers with an alternative high performance design that can be manufactured in one resin material, while retaining similar performance characteristics to closures using two materials. Research and development costs were $11 million, $14 million and $14 million for each of the years ended December 31, 2014, 2013 and 2012, respectively.

Employees

As of December 31, 2014, Closures employed approximately 3,300 people. A significant portion of Closures' employees in Japan, Mexico and South America are members of labor unions. In addition, some of Closures' employees in Europe are represented by works councils. Closures has not experienced any significant union related work stoppages over the last 20 years. We believe Closures' relationships with its employees, labor unions and work councils are satisfactory.

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

Reynolds Consumer Products

Reynolds Consumer Products is a leading U.S. manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds and Hefty, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America. Virtually all revenue for Reynolds Consumer Products comes from the U.S. The following table shows total segment revenue by product group for Reynolds Consumer Products for each of the years ended December 31, 2014, 2013 and 2012:

	Revenue by product group
(In $ million)	2014	2013	2012
Waste and Storage	1,208	1,056	1,027
Cooking	956	913	855
Tableware	714	739	739
Total	2,878	2,708	2,621

History

Our Reynolds Consumer Products business is primarily the result of combining our Reynolds aluminum foil business and our Hefty waste bag, food bag and tableware business. Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 1926, the company began producing aluminum foil for packaging. In 1947, the company introduced its most famous product, Reynolds Wrap Aluminum Foil. The store branded plastic wraps, bags and container business was founded in 1961 under the Presto name and was acquired by Reynolds Metals Company in 1988. In 2000, Alcoa merged with Reynolds Metals Company. In 2008, the Reynolds consumer products business was acquired indirectly by Mr. Graeme Hart, our strategic owner.

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

In November 2013, the RGHL Group acquired 100% of the outstanding shares of Trans Western Polymers, Inc. ("Trans Western"). The aggregate purchase price was $72 million, net of debt assumed of approximately $21 million, which was repaid by the RGHL Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags and is reported in the Reynolds Consumer Products segment.

In June 2014, Reynolds Consumer Products acquired the North American foil products business of Novelis Inc. ("Novelis Foil Products") for $30 million. This business, which includes foil manufacturing plants and offices in Toronto, ON, and Vancouver, BC, sells consumer foil products (primarily under the ALCAN brand) in Canada and aluminum containers in Canada and the U.S. Novelis Foil Products also manufactures products for Pactiv Foodservice.

Products

Reynolds Consumer Products' portfolio of products consists of three product groups: waste and storage products; cooking products; and tableware products. These products are typically used by consumers in their homes and are sold through a variety of retailers, including grocery stores, mass merchandisers, warehouse clubs, drug stores, discount chains and military channels.

Waste and Storage

Waste and storage products includes branded and store branded plastic waste bags, food storage bags and wraps, and the branded products are sold under such brand names as Hefty® Baggies®, Hefty® Slider Bags, Hefty® Cinch Sak®, Hefty® The Gripper®, Kordite®, and Hefty® Odor Block®.

Cooking

Cooking products includes branded and store branded aluminum foil and disposable cookware, and the branded products are sold under the Reynolds® and Hefty® E-Z Foil® brands in the United States, under the Diamond® brand internationally and under the ALCAN brand in Canada. We believe Reynolds Consumer Products, with its flagship Reynolds Wrap® products, holds the number one market position in the U.S. branded consumer foil market measured by revenue and volume.

Tableware

Tableware products includes branded and store branded foam, plastic, molded fiber and pressed paperboard disposable tableware, including disposable plates, cups, bowls, cutlery and straws. Most of Reynolds Consumer Products' tableware is manufactured by Pactiv Foodservice. Branded products are sold under the Hefty®, Hefty® Zoo Pals® and Kordite® names.

Customers

Reynolds Consumer Products' customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores and military outlets. Through its sales organization, Reynolds Consumer Products is able to manage its relationships with customers at the national, regional and local levels, depending on their needs. We believe that Reynolds Consumer Products' sales support, together with Reynolds Consumer Products' ability to manufacture and supply store branded products, is a significant competitive advantage. Reynolds Consumer Products also manufactures Pactiv Foodservice's aluminum product offerings. In 2014, Reynolds Consumer Products' top ten customers accounted for 66% of the segment's revenue, with one customer accounting for 38% of the segment's revenue.

Competition

Reynolds Consumer Products faces significant competition in all of its product lines from numerous national and regional companies of various sizes and cost structures. The U.S. consumer food packaging market is relatively mature and highly competitive, with Reynolds Consumer Products being one of the few key participants in North America. Our competitors include consumer product companies, including large and well-established multinational companies and smaller regional and local companies, as most of our products compete with other widely advertised brands within each product category and with store branded products.

Reynolds Consumer Products benefits from the strength of its brands, a differentiated suite of store branded products, as well as significant capital investment in its manufacturing facilities. We believe the strong recognition of the Reynolds® (in existence since 1947) and Hefty® (in existence since 1962) brands among U.S. consumers gives Reynolds Consumer Products a competitive edge.

Reynolds Consumer Products competes in a marketplace dominated by large retailers, including grocery stores, mass-merchants, clubs, discount stores and drug stores, and changes in the strategy or structure of our major retailer customers, such as store and inventory reductions and retailer consolidations, have increase competitive pressures. The rapid growth of these large retailers, together with changes in consumer purchasing patterns, have contributed to the formation of dominant multi-category retailers that have strong negotiating power with suppliers. Current trends among such retailers include fostering high levels of competition among suppliers, demanding innovative new products from suppliers and requiring suppliers to maintain or reduce product prices and deliver products within shorter lead times. Other trends include consumers shifting purchasing channels by moving away from grocery stores and towards clubs and mass-merchants and retailers importing products directly from foreign sources and sourcing and selling products under their own store brands, which compete with our Reynolds and Hefty branded products. These competitive pressures may adversely affect the Reynolds Consumer Products business and financial performance.

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

Manufacturing

Reynolds Consumer Products operates 13 manufacturing facilities strategically located across the United States and two manufacturing facilities located in Canada to optimize distribution and minimize lead times and freight costs. At five of its facilities, Reynolds Consumer Products also manufactures products for Pactiv Foodservice. In addition, Pactiv Foodservice manufactures products for Reynolds Consumer Products at 21 of its facilities.

Raw Materials and Suppliers

Reynolds Consumer Products' principal raw materials include aluminum and plastic resins, mainly PE and PS. In 2014, the total value of raw materials was $1,648 million and represented 76% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 66% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 22%. Reynolds Consumer Products' other raw materials include products purchased and resold as well as paper, corrugated carton and cases. Reynolds Consumer Products is sensitive to price movements of raw materials, mainly resin and aluminum, and to energy-related cost movements, particularly those that affect transportation and utility costs. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. To minimize the impact of price fluctuations, Reynolds Consumer Products enters into hedging agreements for some resin and aluminum purchases.

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

Research and development costs were $6 million for each of the years ended December 31, 2014, 2013 and 2012, respectively.

Employees

As of December 31, 2014, Reynolds Consumer Products employed approximately 4,300 people located primarily in its U.S. and Canada manufacturing facilities. Labor unions are present at four facilities in the United States and two facilities in Canada, representing approximately 1,080 workers. Reynolds Consumer Products has not experienced any significant union-related work stoppages over the past five years. We believe Reynolds Consumer Products' relationships with its employees and labor unions are satisfactory.

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

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and PET egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America. Pactiv Foodservice distributes its products to the foodservice market, food packaging market and retail market. The following tables show total segment revenue by product group and revenue by geographic region for Pactiv Foodservice for each of the years ended December 31, 2014, 2013 and 2012:

	Revenue by product group
(In $ million)	2014	2013	2012
Foam	1,230	1,220	1,171
Plastics	714	771	777
Paper and Molded Fiber	733	665	695
Cups	503	518	477
Aluminum and Film	231	223	233
Injection Molding	239	170	176
Other	384	443	410
Total	4,034	4,010	3,939

	Revenue by geographic region
(In $ million)	2014	2013	2012
United States	3,481	3,436	3,392
Remaining North American Region	373	380	358
Europe	137	145	141
Asia	43	49	48
Total	4,034	4,010	3,939

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

Pactiv’s foodservice/food packaging business was originally part of Packaging Corporation of America (“PCA”), which was acquired by Tenneco Inc. in 1965. PCA manufactured paperboard and various paperboard products as well as certain plastic and aluminum food packaging products. In 1995, PCA was renamed Tenneco Packaging Inc. and acquired Mobil Plastics Company and in 1996 acquired Amoco Foam Products Company, which significantly expanded its foodservice offering. In April 1999, Tenneco Packaging Inc. sold its paperboard business and in November 1999 Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. Pactiv has made various acquisitions, including Prairie Packaging Inc. in 2007 and PWP Industries Inc. (which was renamed Pactiv Packaging Inc.) in 2010. In November 2010, we acquired Pactiv, and have since integrated our Reynolds foodservice packaging and Pactiv foodservice packaging businesses to form our Pactiv Foodservice segment. In May 2011, we acquired Dopaco for $395 million. In September 2012, we acquired the business of Interplast Packaging Inc., a producer of custom-labeled recycled PET egg cartons throughout North America. Also in September 2012, we acquired International Tray Pads & Packaging, Inc., a manufacturer of a line of absorbent products used in fresh packed point of purchase meat, fish, poultry and produce. The combined purchase price of these two businesses was $30 million. In March 2013, we acquired the business of Spirit Foodservice Products Inc. ("Spirit"), a producer of extruded PS cups, injected molded PS products such as cutlery and utensils, and extruded PP products for an aggregate purchase price of $32 million. In January 2012, we sold the Pactiv Foodservice laminating operations in Louisville, Kentucky for cash proceeds of $80 million, resulting in a gain on sale of $76 million. In January 2014, we sold the picks and stirrers portion of Spirit for cash proceeds of $13 million, resulting in a gain on sale of $1 million. In November 2014, we sold Pactiv Foodservice’s building products operation for net cash proceeds of $70 million, resulting in a gain on sale of $17 million.

Products

Pactiv Foodservice is a leading manufacturer of various foodservice and packaging products to the foodservice, food packaging and retail food markets. Pactiv Foodservice's products are designed to protect food during distribution, aid retailers and food processors in merchandising food products and help customers prepare and serve meals in their homes. Pactiv Foodservice has a very broad portfolio of products with a continual emphasis on adding new product lines. Products designed for the foodservice market include tableware items, such as plates, bowls, cups, cutlery and straws, as well as clear plastic containers, microwaveable plastic containers, foam containers, paperboard containers and aluminum containers. Products designed for the food packaging market include foamed and rigid trays, rigid trays for fresh and frozen applications, rigid and fiber berry baskets, clear display packaging, molded fiber cartons, PET egg cartons, aluminum containers and absorbent tray pads. Products designed for the retail market include clear rigid-display packaging for delicatessen and bakery applications, microwaveable containers for prepared, ready-to-eat meals, and foam trays and absorbent tray pads for meat and poultry. Products are manufactured using plastic resins, aluminum, paper and molded fiber. In addition, Pactiv Foodservice also sells plastic sheet to thermoformers made with various resins such as PET, PS and PP.

Customers

Pactiv Foodservice's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Pactiv Foodservice's customers include foodservice distributors, quick service restaurants, food processors, supermarket distributors and supermarkets. Pactiv Foodservice also manufactures most of Reynolds Consumer Products' tableware products. In 2014, Pactiv Foodservice's top ten customers accounted for 55% of the segment's revenue, with two customers each accounting for 13% of revenue, one of which was Reynolds Consumer Products.

Pactiv Foodservice generally sells its products on either a purchase order basis or under formal supply agreements with durations ranging from one to three years. A majority of Pactiv Foodservice's revenue is from supply agreements with raw material cost pass-through mechanisms, with the remainder sold on an open market.

Competition

The U.S. foodservice, food packaging and retail markets are relatively mature but also relatively fragmented, with Pactiv Foodservice being one of a few participants with a product range that spans a significant portion of foodservice product categories. Our competitors in the U.S. markets include large companies that offer several competing products and a range of smaller competitors with only single product offerings. These competitive pressures may adversely affect Pactiv Foodservice’s business and financial performance. Pactiv Foodservice primarily competes on the basis of breadth of product offerings, price, product features, performance, speed to market, distribution capabilities and product innovation.

Marketing and Sales

Pactiv Foodservice primarily uses a direct sales force to sell to foodservice, food packaging and retail customers and also utilizes third-party brokers for selected products and accounts. Pactiv Foodservice's marketing and sales effort is premised on the “One Face to the Customer”

value proposition which uses one sales representative per account to produce one order which is supported by one customer service representative that is responsible for one shipment with one invoice. In addition to the sales professionals, the sales organization includes customer service representatives, marketing teams and an internal logistics and transportation team.

Seasonality

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Manufacturing

Pactiv Foodservice operates 49 manufacturing plants in North America and three in Europe and has two majority-owned facilities in China. At 21 of its facilities, Pactiv Foodservice also manufactures products for Reynolds Consumer Products. In addition, five facilities operated by Reynolds Consumer Products manufacture products for Pactiv Foodservice. Pactiv Foodservice also operates several distribution facilities in the United States. Pactiv Foodservice’s manufacturing plants are grouped based upon the three markets the company primarily services: foodservice; food packaging; and retail. Each manufacturing plant is managed by a manufacturing director. The directors have responsibility for all plants that produce a specific process. The structure is integral to a disciplined and lean operating system that provides consistent operating practices and metrics across all locations.

Pactiv Foodservice utilizes a variety of production processes, including paper processing, injection molding, thermoforming and extrusion. A focus on continuous improvement, lean manufacturing system initiatives and teamwork has resulted in better customer service measured by case fill, on-time delivery and quality performance metrics.

Pactiv Foodservice utilizes two distribution models. Direct distribution, primarily for processors and supermarkets, sends products straight from the factory to the customer. The second distribution model is based around seven regional mixing centers. These two distribution models yield significant cost savings for Pactiv Foodservice which are shared with customers.

Raw Materials and Suppliers

Pactiv Foodservice’s principal raw materials include plastic resins, aluminum and paper. In 2014, the total value of raw materials was $2,111 million and represented 64% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 67% of raw material costs for the year, while aluminum, paper and other raw materials collectively accounted for 33%.

The prices of Pactiv Foodservice’s raw materials fluctuate with market movements in commodity prices. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions. Pactiv Foodservice's aluminum product offerings are manufactured by Reynolds Consumer Products. The price of cartonboard may fluctuate widely due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations. Pactiv Foodservice is also sensitive to other energy-related cost movements and in particular those that affect transportation and utility costs. To minimize the impact of price fluctuations, Pactiv Foodservice enters into hedging agreements.

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

New Product Development

Pactiv Foodservice has two research and development facilities. Pactiv Foodservice and Reynolds Consumer Products operate a research and development center for new materials technology in Canandaigua, New York, and a customer innovation center in Bedford Park, Illinois. These facilities support and accommodate the full range of research, formulation, design and testing requirements related to customer-driven applications, including design studios, analytical and quality test laboratories, pilot operations for new materials and technology development, test kitchens, rapid prototyping modules and a commercial tooling fabrication operation. Research and development costs were $19 million, $17 million and $20 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Employees

As of December 31, 2014, Pactiv Foodservice employed approximately 11,600 people located primarily in its U.S. manufacturing facilities. Labor unions are present at seven North American facilities and at one international location, representing approximately 1,100 workers. Pactiv Foodservice has not experienced any significant union related work stoppages over the last five years. We believe Pactiv Foodservice's relationships with its employees and labor unions are satisfactory.

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

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America. The following tables show total segment revenue by product group and revenue by geographic region for Graham Packaging for each of the years ended December 31, 2014, 2013 and 2012:

	Revenue by product group
(In $ million)	2014	2013	2012
Food and Beverage	1,875	2,048	2,081
Household	408	482	481
Automotive Lubricants	325	323	316
Personal Care	137	171	167
Total	2,745	3,024	3,045

	Revenue by geographic region
(In $ million)	2014	2013	2012
United States	2,179	2,343	2,405
Remaining North American Region	202	235	229
Europe	211	260	261
Asia	51	58	37
South America	102	128	113
Total	2,745	3,024	3,045

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

Products

Graham Packaging's strategy is to develop new, innovative packaging to meet the design and performance requirements of its customers. Graham Packaging supplies custom blow molded plastic containers to a significant number of end-markets and geographic regions. Graham Packaging's product portfolio consists of four product categories: food and beverage; household; automotive lubricants; and personal care.

Food and Beverage. Containers for shelf-stable, refrigerated and frozen juices, non-carbonated juice drinks, nutritional beverages, beer, yogurt drinks, teas, sports drinks/isotonics, vitamin enhanced waters, snacks, liquor, toppings, sauces, jellies and jams.

Household. Containers for products such as liquid fabric care, detergents, household cleaners and dish care.

Automotive Lubricants. Containers for automotive lubricants, primarily single-quart/liter and multi-quart/liter plastic motor oil containers.

Personal Care. Plastic containers for products in the hair care, skin care and oral care markets.

Customers

Substantially all of Graham Packaging's sales are to major branded consumer products companies. Major customers are under multi-year contracts. These include customers for which the products are manufactured at a dedicated production facility nearby or inside the customer's production facility, as well as products manufactured at Graham Packaging's stand-alone facilities which produce packaging for several customers. Graham Packaging's supply contracts with its customers for on-site production typically have terms of up to ten years, while its supply contracts for production off-site typically have terms that range from three to five years. Both of these categories of contracts often either renew automatically for subsequent one year terms or are renegotiated by Graham Packaging before expiration of the initial term. Graham Packaging's contracts typically contain provisions allowing for price adjustments based on changes in raw material prices and, in a majority of cases, the cost of energy and labor, among other factors. Graham Packaging is often the sole supplier of its customers' custom plastic container requirements nationally, regionally or for a specific brand. In 2014, Graham Packaging's top ten customers accounted for 47% of the segment's net revenue, and no single customer accounted for more than 10% of the segment’s net revenue.

Competition

Graham Packaging has a significant market share in rigid blow-molded plastic containers in North America but faces increasing competition in that market. Graham Packaging faces competition from a number of well-established regional and international businesses across several of its product categories. Competition is based on several factors including price, product design, technology (such as barrier protection and lightweighting) and customer service. Several of Graham Packaging's competitors are larger, have greater financial and other resources than Graham Packaging and can offer customers a broader product offering and bundled products. Graham Packaging competes by attempting to provide superior levels of service, speed to market and product design and development capabilities. Although Graham Packaging has been able over time to partially offset pricing pressures by reducing its cost structure and making the manufacturing process more efficient, it may not be able to continue to do so in the future. These competitive pressures may adversely affect Graham Packaging’s business and financial performance.

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

Manufacturing

A critical component of Graham Packaging's strategy is to locate manufacturing facilities on-site, reducing expensive shipping and handling charges, providing instantaneous quality acceptance feedback and increasing distribution efficiencies. Graham Packaging has 90 manufacturing facilities of which approximately one-third are located on-site at its customers' plants. Graham Packaging operates 65 plants in North America, 14 in Europe, eight in South America and three in Asia.

Graham Packaging utilizes a variety of production processes, including blow molding and injection molding. We believe that the injection molders and blow molders used by Graham Packaging are widely recognized as the leading technologies for high speed production of hot-fill PET, Extrudable PET ("EPET") and multi-layer barrier containers. Graham Packaging also operates a variety of bottle labeling and decorating platforms, which is accomplished through in-mold techniques or post-molding methods. Typically, these decoration methods are used for bottles in the personal care product category.

Raw Materials and Suppliers

Resins constitute the primary raw materials used to make Graham Packaging's products. These materials are available from a number of domestic and international suppliers, and Graham Packaging is not dependent upon any single supplier. In 2014, the total value of raw materials was $1,397 million and represented 64% of Graham Packaging's total cost of sales, excluding depreciation and amortization.

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

Intellectual Property

Graham Packaging holds a significant number of trademarks and a substantial number of issued or pending patents. While in the aggregate the patents are of material importance to its business, Graham Packaging believes that its business is not dependent upon any one single patent, group of patents or trademark. Graham Packaging also relies on unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain its competitive position. Third parties could, however, obtain knowledge of this proprietary know-how through independent development, reverse engineering or other unauthorized access.

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

New Product Development

Graham Packaging’s technical capability has been enhanced through its Global Innovation & Design Center in York, Pennsylvania. Graham Packaging incurs costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, were $10 million, $12 million and $11 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Employees

As of December 31, 2014, Graham Packaging employed approximately 7,300 people. Approximately 79% of Graham Packaging's employees are hourly wage employees, 38% of whom are represented by various labor unions and are covered by various collective bargaining agreements. Graham Packaging has not experienced any significant union-related work stoppages over the last five years. We believe Graham Packaging's relationships with its employees and labor unions are satisfactory.

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

Organizational Structure

We are a holding company that conducts its business operations through its controlled entities. Our significant controlled entities, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by us, are set out in note 23 to our audited consolidated financial statements included elsewhere in this annual report.

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

Iran Disclosure

SIG owns 50% of SIG Combibloc Obeikan FZCO, a United Arab Emirates joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan's business includes selling carton sleeves to Iran Dairy Industries Co. - Pegah Product Dairy Production (“IDIC”), which are used for packaging milk and other dairy products. IDIC is, to SIG's knowledge, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. SIG Obeikan's 2014 gross sales to IDIC were approximately €7 million, and its net profit from such sales was approximately €2 million. SIG Obeikan intends to continue this activity.

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

Key Factors Influencing Our Financial Condition and Results of Operations

Acquisitions, Substantial Leverage and Other Transaction-Related Effects

The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial condition and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings, including transaction-related debt commitment fees and recurring interest costs. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of December 31, 2014, our total indebtedness of $18,026 million ($18,137 million as of December 31, 2013) was comprised of the outstanding aggregate principal amounts of our borrowings and bank overdrafts. As reflected in our statement of financial position, we had total borrowings of $17,858 million, consisting of total indebtedness net of unamortized debt issuance costs, original issue discount and embedded derivatives. For more information regarding our external borrowings, refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs

We have implemented a number of restructuring and cost saving programs in order to reduce our operating costs. During the year ended December 31, 2014, we incurred restructuring charges of $45 million and operational process engineering-related consultancy costs of $7 million. The restructuring costs were incurred across various segments and largely related to workforce reductions and consolidation of facilities.

Raw Materials and Energy Prices

Our results of operations, and the gross margins corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Evergreen — fiber, resin

•	Closures — resin

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

Historical index prices of resin, aluminum and paperboard from December 31, 2012 through December 31, 2014 are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

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

Purchases of most of our raw materials are based on negotiated rates with suppliers, which are tied to published indices. Typically, we do not enter into long-term purchase contracts that provide for fixed quantities or prices for our principal raw materials. For Evergreen, most raw materials and other input costs are purchased on the spot market.

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

We use price increases, where possible, to mitigate the effects of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. Contracts with customers for the branded products sold by Reynolds Consumer Products generally do not contain raw material cost pass-through mechanisms.

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

Hedging Activities

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, raw cartonboard, aluminum, diesel and steel. From time to time we enter into hedging agreements for some of our raw materials and energy sources to minimize the impact of price fluctuations. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices primarily related to resin, aluminum, diesel and natural gas. For additional details related to our commodity hedging activities, refer to “— Quantitative and Qualitative Disclosures about Market Risk — Commodity Risk.”

The realized gains or losses arising from derivative instruments are recognized in cost of sales while the unrealized gains or losses associated with derivative instruments are recognized in net other income (expenses).

While we currently employ the hedging strategy discussed above, we may decide to increase or decrease our level of hedging depending on management's assessment of current market conditions.

Effect of Currency Fluctuations

We operate in multiple countries and transact business in a range of currencies. Evergreen, Reynolds Consumer Products and Pactiv Foodservice, which predominantly operate in the United States, are less affected by currency fluctuations than Closures and Graham Packaging. In addition to the U.S. dollar, the currencies in which our transactions are primarily denominated are the euro, Mexican peso, New Zealand dollar and Canadian dollar, and to a lesser extent the Argentine peso, Brazilian real, British pound, Chinese yuan renminbi, Japanese yen, Korean won, Polish zloty, Russian ruble, Singapore dollar, Swiss franc and Taiwanese dollar. Exchange rate fluctuations can therefore either increase or decrease revenue and expense items when reported in dollars. For most financial periods, the impact on revenue due to fluctuations in exchange rates has been partially offset by the impact on expenses, as most of our business units incur revenue and expenses in their respective local currencies, creating a natural hedge to currency fluctuations.

Seasonality

Our business is impacted by seasonal fluctuations. For additional information, refer to each segment's seasonality discussion at “Item 4. Information on RGHL — Business Overview.”

Results of Operations

The following discussion should be read in conjunction with the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. Detailed comparisons of revenue and results are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2014	% of revenue	2013	% of revenue	Change	% change
Revenue	11,666	100%	11,752	100%	(86)	(1)%
Cost of sales	(9,650)	(83)%	(9,671)	(82)%	21	—%
Gross profit	2,016	17%	2,081	18%	(65)	(3)%
Selling, marketing and distribution expenses/General and administration expenses	(996)	(9)%	(1,044)	(9)%	48	(5)%
Net other income (expenses)	(48)	—%	(92)	(1)%	44	(48)%
Share of profit of associates and joint ventures, net of income tax	2	—%	1	—%	1	100%
Profit from operating activities	974	8%	946	8%	28	3%
Financial income	25	—%	189	2%	(164)	(87)%
Financial expenses	(1,474)	(13)%	(1,405)	(12)%	(69)	5%
Net financial expenses	(1,449)	(12)%	(1,216)	(10)%	(233)	19%
Profit (loss) from continuing operations before income tax	(475)	(4)%	(270)	(2)%	(205)	76%
Income tax (expense) benefit	70	1%	(4)	—%	74	NM
Profit (loss) from continuing operations	(405)	(3)%	(274)	(2)%	(131)	48%
Profit (loss) from discontinued operations, net of income tax	105	NM	206	NM	(101)	(49)%
Profit (loss) for the year	(300)	NM	(68)	NM	(232)	341%
Depreciation and amortization from continuing operations	798	7%	853	7%	(55)	(6)%
RGHL Group EBITDA(1) from continuing operations	1,772	15%	1,799	15%	(27)	(2)%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,935	17%	2,068	18%	(133)	(6)%
RGHL Group Adjusted EBITDA from discontinued operations	548	NM	544	NM	4	1%
Total Adjusted EBITDA	2,483	NM	2,612	NM	(129)	(5)%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

Revenue. Revenue decreased by $86 million, or 1%. Changes in foreign currency exchange rates had a $65 million unfavorable impact, primarily associated with international sales at both Closures and Graham Packaging. There was an overall net decrease in sales volume as volume at Closures and Graham Packaging declined while volume in Reynolds Consumer Products and Pactiv Foodservice increased, primarily due to the increased volume related to the acquisitions of Trans Western and Novelis Foil Products. Volume in Evergreen remained relatively flat. These declines were partially offset by improved pricing in Evergreen, Closures and Reynolds Consumer Products in response to higher raw material costs.

Cost of Sales. Cost of sales decreased by $21 million and was flat as a percentage of sales. The decrease was primarily due to the lower sales volume and the favorable impact of changes in foreign currency exchange rates at Closures and Graham Packaging. The decrease was partially offset by increases at Reynolds Consumer Products and Pactiv Foodservice due to a combination of higher raw material costs and higher sales volume. Additionally, Evergreen and Pactiv Foodservice reached agreements with their relevant unions to withdraw from PIUMPF as of December 31, 2013. As a result, cost of sales in the current year and prior year included a non-cash expense of $14 million and $66 million, respectively, for the estimated expense for the pension withdrawal liability. Cost of sales as a percentage of revenue increased at Reynolds Consumer Products and Pactiv Foodservice, remained unchanged at Graham Packaging and decreased at Evergreen and Closures.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $48 million, or 5%. The decrease was primarily due to a $26 million decrease in pension expense at the corporate segment and as a result of continued efforts to reduce employee-related costs and various other general and administration expenses. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 9%.

Net Other. Net other expenses decreased by $44 million to $48 million. The decrease was primarily due to a $62 million favorable impact from insurance recoveries, net of costs incurred at Pactiv Foodservice, $33 million in decreased business integration costs, $31 million in lower asset impairment charges, a $27 million benefit related to the settlement of a legal claim at Graham Packaging, a $17 million gain on the sale of Pactiv Foodservice's building products business and a $13 million gain on the sale of Closures' aluminum closures business. The decrease was partially offset by a $128 million change in unrealized gains and losses on derivatives and $18 million in strategic review costs in the current year.

Net Financial Expenses. Net financial expenses increased by $233 million, or 19%. The increase was primarily due to $202 million in losses in fair value of embedded derivatives and a $141 million decrease in foreign currency exchange gains. The increase was partially offset by a $58 million decrease in interest expense, due to the full year benefit of reduced interest rates as a result of refinancing initiatives in 2013 and a $52 million loss on extinguishment of debt in the prior year.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the years ended December 31, 2014 and 2013, the RGHL Group's primary foreign currency exchange exposure resulted from euro-denominated net intercompany borrowings receivable in a dollar functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in the prevailing foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange loss of $35 million during the year ended December 31, 2014 compared to a foreign currency exchange gain of $106 million during the year ended December 31, 2013. For more information regarding the RGHL Group's financial expenses and borrowings, refer to note 9 and note 17, respectively, of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. We recognized an income tax benefit of $70 million on a loss before income tax of $475 million (an effective tax rate of 15%) compared to an income tax expense of $4 million on a loss before income tax of $270 million (an effective tax rate of -1%) for the prior year. The effective tax rate for the year ended December 31, 2014 is primarily the result of the unrecognized tax benefit of current period losses in non-US jurisdictions. The effective tax rate for the year ended December 31, 2013 is primarily the result of (i) the mix of profits and losses in different taxing jurisdictions and (ii) the benefit from losses in certain jurisdictions that were unable to be recognized. For a reconciliation of income tax expense, refer to note 10 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report.

Discontinued Operations, Net of Income Tax. Adjusted EBITDA from discontinued operations was relatively flat. While revenue was slightly down, the realized benefits from cost saving initiatives more than offset the decline.

Depreciation and Amortization. Depreciation and amortization decreased by $55 million, or 6%, primarily due to certain assets becoming fully depreciated at Graham Packaging.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	974	946
Depreciation and amortization from continuing operations	798	853
RGHL Group EBITDA(1) from continuing operations	1,772	1,799
Included in the RGHL Group EBITDA:
Asset impairment charges	11	42
Business integration costs	3	36
Business interruption costs	—	(1)
Equity method profit, net of cash distributed	(1)	—
Gain on sale of businesses and properties	(34)	(1)
Impact of purchase price accounting on inventories	1	2
Litigation settlement	(18)	—
Multi-employer pension plan withdrawal	14	66
Non-cash change in provisions and current assets	(6)	(3)
Non-cash pension expense	31	57
Operational process engineering-related consultancy costs	7	5
Plant damages and associated insurance recoveries, net	(69)	(7)
Related party management fee	31	30
Restructuring costs, net of reversals	45	41
Strategic review costs	18	—
Unrealized (gain) loss on derivatives	125	(3)
Other	5	5
RGHL Group Adjusted EBITDA(1) from continuing operations	1,935	2,068
Segment detail of Adjusted EBITDA:
Evergreen	271	247
Closures	177	162
Reynolds Consumer Products(2)	525	555
Pactiv Foodservice(2)	553	626
Graham Packaging	446	523
Corporate/Unallocated(2)(3)	(37)	(45)
RGHL Group Adjusted EBITDA from continuing operations	1,935	2,068
RGHL Group Adjusted EBITDA from discontinued operations	548	544
Total Adjusted EBITDA	2,483	2,612

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

(3)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	1,597	93%	1,553	93%	44	3%
Inter-segment revenue	115	7%	113	7%	2	2%
Total segment revenue	1,712	100%	1,666	100%	46	3%
Cost of sales	(1,422)	(83)%	(1,453)	(87)%	31	(2)%
Gross profit	290	17%	213	13%	77	36%
Selling, marketing and distribution expenses/ General and administration expenses	(93)	(5)%	(85)	(5)%	(8)	9%
Net other income (expenses)	(5)	—%	1	—%	(6)	NM
Profit from operating activities	194	11%	130	8%	64	49%
Evergreen segment EBITDA	251	15%	187	11%	64	34%
Evergreen segment Adjusted EBITDA	271	16%	247	15%	24	10%
Revenue. Total segment revenue increased by $46 million, or 3%. Revenue from liquid packaging board increased by $26 million due to $20 million in price and product mix improvements and $6 million in higher sales volume. Revenue from paper products increased by $14 million due to $7 million in price improvements and $7 million in higher sales volume. Revenue from carton packaging increased by $6 million due to $28 million in price and product mix improvements, partially offset by $22 million in decreased sales volume.

Cost of Sales. Cost of sales decreased by $31 million, or 2%. In 2014, cost of sales included a $13 million non-cash pension expense related to the withdrawal from a multi-employer pension plan compared to a $61 million charge in 2013. Excluding the impact of the multi-employer pension plan withdrawal expense, cost of sales increased by $17 million, or 1%.The increase was primarily due to $12 million in increased input costs, primarily due to increased raw material costs and higher energy costs. The increase is also due to $3 million in restructuring costs related to the closure of a converting facility. Excluding the impact of the multi-employer pension plan withdrawal, for the years ended December 31, 2014 and 2013, raw material costs accounted for 44% and 43% of Evergreen's cost of sales, respectively.

Gross Profit. Gross profit increased by $77 million, or 36%. Excluding the impact of the multi-employer pension plan withdrawal, gross profit increased by $29 million, or 11%, and gross profit margin for the year ended December 31, 2014 increased to 18% compared to 16%.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $8 million, or 9%. The increase was primarily due to a $4 million benefit in 2013 due to a reduction in legal reserves.

Net Other. Net other changed by $6 million to net other expenses of $5 million primarily due to a $6 million change in unrealized gains and losses on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	194	130
Depreciation and amortization	57	57
EBITDA	251	187
Included in Evergreen segment EBITDA:
Equity method profit, net of cash distributed	(1)	—
Multi-employer pension plan withdrawal	13	61
Restructuring costs, net of reversals	3	—
Unrealized (gain) loss on derivatives	5	(1)
Evergreen segment Adjusted EBITDA	271	247

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	1,116	99%	1,181	99%	(65)	(6)%
Inter-segment revenue	12	1%	10	1%	2	20%
Total segment revenue	1,128	100%	1,191	100%	(63)	(5)%
Cost of sales	(937)	(83)%	(1,001)	(84)%	64	(6)%
Gross profit	191	17%	190	16%	1	1%
Selling, marketing and distribution expenses/ General and administration expenses	(101)	(9)%	(120)	(10)%	19	(16)%
Net other income (expenses)	7	1%	(10)	(1)%	17	NM
Profit from operating activities	97	9%	60	5%	37	62%
Closures segment EBITDA	171	15%	137	12%	34	25%
Closures segment Adjusted EBITDA	177	16%	162	14%	15	9%

Revenue. Total segment revenue decreased by $63 million, or 5%.

Revenue in North America increased by $7 million, or 1%. The increase was primarily due to $24 million in price increases from the pass-through of higher resin costs to customers, lower claims, increased equipment sales and improved product mix. The increase was partially offset by $11 million in lower sales volume associated with decreased customer demand due to market conditions primarily in Mexico, and a $6 million unfavorable foreign currency impact, primarily due to the strengthening of the dollar against the Mexican peso.

Revenue in the rest of the world decreased by $70 million, or 10%. The decrease was primarily due to the sale of the aluminum closures business in Germany in January 2014, which reduced revenue by $55 million, and a $33 million unfavorable impact from changes in foreign currency exchange rates, largely due to the strengthening of the dollar against the Japanese yen, Brazilian real, Argentine peso and Russian ruble, partially offset by the strengthening of the euro against the dollar. The decrease was partially offset by approximately $19 million in product mix changes and price improvements related to the pass-through of higher resin costs to customers.

Cost of Sales. Cost of sales decreased by $64 million, or 6%. The decrease was primarily due to $37 million in lower manufacturing costs, reflecting the sale of the aluminum closures business in Germany and the benefit from prior year restructuring initiatives, and a $27 million decrease due to lower sales volume. In addition, there was a $39 million favorable foreign currency impact due to the strengthening of the dollar. The decrease was partially offset by $40 million in higher raw material costs, including resin. For the years ended December 31, 2014 and 2013, raw material costs accounted for 64% and 61% of Closures' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $19 million, or 16%. The decrease was primarily due to cost savings resulting from 2013 restructuring initiatives, the sale of the aluminum closures business in Germany and a favorable foreign currency impact.

Net Other. Net other changed by $17 million to net other income of $7 million primarily due to $14 million in gains on the sale of the aluminum closures business in Germany and other properties, a $12 million decrease in asset impairment charges associated with restructuring initiatives and $10 million in lower restructuring costs. These benefits were partially offset by a $14 million change in unrealized gains and losses on derivatives. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	97	60
Depreciation and amortization	74	77
EBITDA	171	137
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	(1)	11
Business interruption costs	—	(1)
Gain on sale of businesses and properties	(14)	—
Non-cash change in provisions and current assets	3	—
Restructuring costs, net of reversals	7	17
Unrealized (gain) loss on derivatives	10	(4)
Other	1	2
Closures segment Adjusted EBITDA	177	162

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013(1)	% of segment revenue	Change	% change
External revenue	2,717	94%	2,572	95%	145	6%
Inter-segment revenue	161	6%	136	5%	25	18%
Total segment revenue	2,878	100%	2,708	100%	170	6%
Cost of sales	(2,223)	(77)%	(2,019)	(75)%	(204)	10%
Gross profit	655	23%	689	25%	(34)	(5)%
Selling, marketing and distribution expenses/ General and administration expenses	(236)	(8)%	(234)	(9)%	(2)	1%
Net other income (expenses)	(23)	(1)%	(3)	—%	(20)	NM
Profit from operating activities	396	14%	452	17%	(56)	(12)%
Reynolds Consumer Products segment EBITDA	494	17%	548	20%	(54)	(10)%
Reynolds Consumer Products segment Adjusted EBITDA	525	18%	555	20%	(30)	(5)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Total segment revenue increased by $170 million, or 6%. The increase was primarily due to $165 million in incremental sales volume due to a full year of sales from Trans Western and six months of sales associated with the acquisition of Novelis Foil Products, with $28 million of the sales associated with Novelis Foil Products being made to Pactiv Foodservice. Revenue also increased due to higher pricing in response to higher raw material costs and higher sales volume in the waste and storage products categories. The increase was partially offset by lower sales volume in the tableware category.

Cost of Sales. Cost of sales increased by $204 million, or 10%. The increase was primarily due to incremental costs as a result of the acquisitions and $62 million in higher raw material costs, primarily resin. For the years ended December 31, 2014 and 2013, raw material costs accounted for 74% and 73% of Reynolds Consumer Products' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $2 million, or 1%. The increase was due to the acquisitions discussed above.

Net Other. Net other expenses increased by $20 million to $23 million. The increase was primarily due to a $21 million increase in the unrealized loss on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013(1)
Profit from operating activities	396	452
Depreciation and amortization	98	96
EBITDA	494	548
Included in Reynolds Consumer Products segment EBITDA:
Asset impairment charges	—	1
Business integration costs	3	—
Impact of purchase price accounting on inventories	1	1
Restructuring costs, net of reversals	3	1
Unrealized (gain) loss on derivatives	25	4
Other	(1)	—
Reynolds Consumer Products segment Adjusted EBITDA	525	555

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013(1)	% of segment revenue	Change	% change
External revenue	3,491	87%	3,422	85%	69	2%
Inter-segment revenue	543	13%	588	15%	(45)	(8)%
Total segment revenue	4,034	100%	4,010	100%	24	1%
Cost of sales	(3,464)	(86)%	(3,358)	(84)%	(106)	3%
Gross profit	570	14%	652	16%	(82)	(13)%
Selling, marketing and distribution expenses/ General and administration expenses	(274)	(7)%	(301)	(8)%	27	(9)%
Net other income (expenses)	2	—%	12	—%	(10)	(83)%
Profit from operating activities	298	7%	363	9%	(65)	(18)%
Pactiv Foodservice segment EBITDA	543	13%	609	15%	(66)	(11)%
Pactiv Foodservice segment Adjusted EBITDA	553	14%	626	16%	(73)	(12)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Total segment revenue increased by $24 million, or 1%. External revenue increased by $69 million while inter-segment revenue decreased by $45 million. The increase in external revenue was primarily due to $64 million in incremental sales volume driven by growth in the cups category as a result of new business and $32 million in incremental sales volume from the acquisition of Novelis Foil Products. The increase was partially offset by lower sales volume within the plastics category due to softness in demand compared to the prior year and the loss of sales volume from the sale of the building products business.

Cost of Sales. Cost of sales increased by $106 million, or 3%. The increase was primarily due to $77 million in higher raw material costs, primarily resin and due to increased sales volume. The increase was partially offset by improved operational performance driven by benefits from continued focus on manufacturing efficiencies in pre-existing capacity. For the years ended December 31, 2014 and 2013, raw material costs accounted for 61% and 60% of Pactiv Foodservice's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $27 million, or 9%. The decrease was primarily due to continued efforts to lower employee-related costs as well as expenses across various other administration expense categories.

Net Other. Net other income decreased by $10 million to $2 million. The decrease was primarily due to an $86 million change in the unrealized gains and losses on derivatives in 2014, partially offset by a $62 million increase in net insurance recoveries. Additionally, Pactiv Foodservice realized $20 million in gains on the sale of the building products business and other properties in the current year. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013(1)
Profit from operating activities	298	363
Depreciation and amortization	245	246
EBITDA	543	609
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	3	9
Gain on sale of businesses and properties	(20)	(1)
Impact of purchase price accounting on inventories	—	1
Multi-employer pension plan withdrawal	1	5
Plant damages and associated insurance recoveries, net	(69)	(7)
Restructuring costs, net of reversals	11	10
Unrealized (gain) loss on derivatives	84	(2)
Other	—	2
Pactiv Foodservice segment Adjusted EBITDA	553	626

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	2,745	100%	3,024	100%	(279)	(9)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,745	100%	3,024	100%	(279)	(9)%
Cost of sales	(2,439)	(89)%	(2,685)	(89)%	246	(9)%
Gross profit	306	11%	339	11%	(33)	(10)%
Selling, marketing and distribution expenses/General and administration expenses	(213)	(8)%	(204)	(7)%	(9)	4%
Net other income (expenses)	20	1%	(62)	(2)%	82	NM
Profit from operating activities	113	4%	73	2%	40	55%
Graham Packaging segment EBITDA	437	16%	448	15%	(11)	(2)%
Graham Packaging segment Adjusted EBITDA	446	16%	523	17%	(77)	(15)%

Revenue. Total segment revenue decreased by $279 million, or 9%. The decrease in revenue was primarily due to a $259 million decrease in sales volume, primarily due to reduced volume in the household and personal care product categories as contract losses in prior years became effective in the current year, and a decrease in end-consumer demand for certain customers' products, primarily in the food and beverage markets. These decreases in sales volume were partially offset by the awarding of new business. Also contributing to the decline was an unfavorable foreign currency impact of $26 million, largely due to the strengthening of the dollar against the Mexican peso, Brazilian real and Argentine peso, and a decrease in resin pricing passed through to customers.

Cost of Sales. Cost of sales decreased by $246 million, or 9%. The decrease was primarily due to $208 million in decreased costs due to lower sales volume, $50 million in lower depreciation expense as certain assets became fully depreciated, a $21 million favorable foreign currency impact, a decrease in resin prices and improved operational performance. The decrease was partially offset by the impact of product mix. For the years ended December 31, 2014 and 2013, raw material costs accounted for 57% and 58% of Graham Packaging's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $9 million, or 4%. The increase was primarily due to an increase in personnel-related costs, restructuring costs and operational process engineering-related costs.

Net Other. Net other changed by $82 million to net other income of $20 million. The change was primarily due to a $36 million decrease in business integration costs, a $27 million benefit related to the settlement of a legal claim and a $12 million decrease in asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	113	73
Depreciation and amortization	324	375
EBITDA	437	448
Included in Graham Packaging segment EBITDA:
Asset impairment charges	9	21
Business integration costs	—	36
Litigation settlement	(18)	—
Non-cash change in provisions and current assets	(9)	—
Operational process engineering-related consultancy costs	7	5
Restructuring costs, net of reversals	19	13
Unrealized (gain) loss on derivatives	1	—
Graham Packaging segment Adjusted EBITDA	446	523

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2014	2013(1)	Change	% change
Gross profit (loss)	4	(2)	6	(300)%
Selling, marketing and distribution expenses/General and administration expenses	(79)	(100)	21	(21)%
Net other income (expenses)	(49)	(30)	(19)	63%
Loss from operating activities	(124)	(132)	8	(6)%
Corporate/Unallocated EBITDA	(124)	(130)	6	(5)%
Corporate/Unallocated Adjusted EBITDA	(37)	(45)	8	(18)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $21 million, or 21%. The decrease was primarily due to $26 million in lower pension expense. This item has been included in the Adjusted EBITDA calculation.

Net Other. Net other expenses increased by $19 million to $49 million. The increase was primarily due to $18 million in strategic review costs in the current year. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2014	2013(1)
Loss from operating activities	(124)	(132)
Depreciation and amortization	—	2
EBITDA	(124)	(130)
Included in Corporate/Unallocated EBITDA:
Non-cash change in provisions and current assets	—	(3)
Non-cash pension expense	31	57
Related party management fee	31	30
Restructuring costs, net of reversals	2	—
Strategic review costs	18	—
Other	5	1
Corporate/Unallocated Adjusted EBITDA	(37)	(45)

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2013	% of revenue	2012	% of revenue	Change	% change
Revenue	11,752	100%	11,758	100%	(6)	—%
Cost of sales	(9,671)	(82)%	(9,660)	(82)%	(11)	—%
Gross profit	2,081	18%	2,098	18%	(17)	(1)%
Selling, marketing and distribution expenses/General and administration expenses	(1,044)	(9)%	(1,040)	(9)%	(4)	—%
Net other income (expenses)	(92)	(1)%	(97)	(1)%	5	(5)%
Share of profit of associates and joint ventures, net of income tax	1	—%	1	—%	—	—%
Profit from operating activities	946	8%	962	8%	(16)	(2)%
Financial income	189	2%	297	3%	(108)	(36)%
Financial expenses	(1,405)	(12)%	(1,683)	(14)%	278	(17)%
Net financial expenses	(1,216)	(10)%	(1,386)	(12)%	170	(12)%
Profit (loss) from continuing operations before income tax	(270)	(2)%	(424)	(4)%	154	(36)%
Income tax (expense) benefit	(4)	—%	125	1%	(129)	NM
Profit (loss) from continuing operations	(274)	(2)%	(299)	(3)%	25	(8)%
Profit (loss) from discontinued operations, net of income tax	206	NM	201	NM	5	2%
Profit (loss) for the year	(68)	NM	(98)	NM	30	(31)%
Depreciation and amortization from continuing operations	853	7%	919	8%	(66)	(7)%
RGHL Group EBITDA(1) from continuing operations	1,799	15%	1,881	16%	(82)	(4)%
RGHL Group Adjusted EBITDA(1) from continuing operations	2,068	18%	2,056	17%	12	1%
RGHL Group Adjusted EBITDA from discontinued operations	544	NM	501	NM	43	9%
Total Adjusted EBITDA	2,612	NM	2,557	NM	55	2%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

Revenue. Revenue was relatively flat. Revenue increased at Reynolds Consumer Products and Pactiv Foodservice primarily as a result of increased sales volume from acquisitions and core business. The increase was offset by decreased revenue at Evergreen, Closures and Graham Packaging primarily due to lower sales volume and the unfavorable impact of foreign currency.

Cost of Sales. Cost of sales was relatively flat. During the current year, Evergreen and Pactiv Foodservice reached agreements with their relevant unions to withdraw from PIUMPF as of December 31, 2013. As a result, cost of sales in the current year included a non-cash expense of $66 million for the estimated pension withdrawal liability. Additionally, cost of sales increased at Reynolds Consumer Products and Pactiv Foodservice, primarily due to increased sales volume and higher raw material costs, and at Evergreen due to higher input and operating costs, partially offset by lower sales volume. The negative impact of these increases were offset by decreased cost of sales at Closures and Graham Packaging primarily due to lower sales volume and the favorable impact of foreign currency exchange rates.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses were relatively flat and, as a percentage of revenue, remained unchanged at 9%.

Net Other. Net other expenses decreased by $5 million. The decrease was primarily driven by a favorable impact of $40 million from insurance recoveries, net of costs incurred, a decrease of $35 million in business acquisition and integration costs as well as operational process engineering-related costs, a decrease of $27 million in restructuring costs presented in net other, lower asset impairment charges of $9 million and a decrease of $8 million in SEC registration costs. The decrease was partially offset by the prior year benefit related to the $77 million gain on sale of the Pactiv Foodservice laminating operations.

Net Financial Expenses. Net financial expenses decreased by $170 million, or 12%. The decrease was primarily due to a $161 million decrease in losses on debt extinguishment, a $98 million decrease in interest expense and a $52 million increase in net foreign currency exchange gains, partially offset by a $162 million decrease in net gains in fair value of embedded derivatives.

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the years ended December 31, 2013 and 2012, the RGHL Group's primary foreign currency exchange exposure resulted from dollar-denominated net intercompany borrowings payable offset by dollar-denominated cash and cash equivalents in a euro functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in the prevailing foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange gain of $106 million during the year ended December 31, 2013 compared to a foreign currency exchange gain of $54 million during the year ended December 31, 2012. For more information regarding the RGHL Group's financial expenses and borrowings, refer to note 9 and note 17, respectively, of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax Expense. We recognized $4 million in income tax expense on a $270 million loss before income tax (an effective tax rate of -1%) compared to a $125 million income tax benefit on a $424 million loss before income tax (an effective tax rate of 29%) for the prior year. The effective tax rate for the year ended December 31, 2013 is primarily the result of (i) the mix of profits and losses in different taxing jurisdictions and (ii) losses in certain jurisdictions unable to be recognized. The effective tax rate for the year ended December 31, 2012 is primarily the result of (i) a one-time tax benefit for the alternative fuel mixture credit in the US and (ii) recognition of previously unrecognized non-US losses, primarily in Luxembourg. For a reconciliation of income tax expense, refer to note 10 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Discontinued Operations, Net of Income Tax. Adjusted EBITDA from discontinued operations represents the results of SIG. Adjusted EBITDA from discontinued operations increased $43 million, or 9%. The increase is primarily the result of higher sales volume and cash distributions from investments in joint ventures.

Depreciation and Amortization. Depreciation and amortization decreased by $66 million, or 7%, primarily due to certain assets becoming fully depreciated at Reynolds Consumer Products and Pactiv Foodservice.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2013	2012
Profit from operating activities	946	962
Depreciation and amortization from continuing operations	853	919
RGHL Group EBITDA(1) from continuing operations	1,799	1,881
Included in the RGHL Group EBITDA:
Asset impairment charges	42	33
Business acquisition and integration costs	36	61
Business interruption costs	(1)	1
Equity method profit, net of cash distributed	—	(1)
Gain on sale of businesses and properties	(1)	(77)
Impact of purchase price accounting on inventories	2	—
Multi-employer pension plan withdrawal	66	—
Non-cash change in provisions and current assets	(3)	9
Non-cash pension expense	57	59
Operational process engineering-related consultancy costs	5	16
Plant damages and associated insurance recoveries, net	(7)	19
Related party management fee	30	25
Restructuring costs, net of reversals	41	37
SEC registration costs	—	8
Unrealized (gain) loss on derivatives	(3)	(14)
Other	5	(1)
RGHL Group Adjusted EBITDA(1) from continuing operations	2,068	2,056
Segment detail of Adjusted EBITDA:
Evergreen	247	233
Closures	162	187
Reynolds Consumer Products(2)	555	558
Pactiv Foodservice(2)	626	657
Graham Packaging	523	467
Corporate/Unallocated(2)(3)	(45)	(46)
RGHL Group Adjusted EBITDA from continuing operations	2,068	2,056
RGHL Group Adjusted EBITDA from discontinued operations	544	501
Total Adjusted EBITDA	2,612	2,557

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

(3)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2013	% of segment revenue	2012	% of segment revenue	Change	% change
External revenue	1,553	93%	1,601	95%	(48)	(3)%
Inter-segment revenue	113	7%	84	5%	29	35%
Total segment revenue	1,666	100%	1,685	100%	(19)	(1)%
Cost of sales	(1,453)	(87)%	(1,416)	(84)%	(37)	3%
Gross profit	213	13%	269	16%	(56)	(21)%
Selling, marketing and distribution expenses/ General and administration expenses	(85)	(5)%	(97)	(6)%	12	(12)%
Net other income (expenses)	1	—%	4	—%	(3)	(75)%
Profit from operating activities	130	8%	177	11%	(47)	(27)%
Evergreen segment EBITDA	187	11%	234	14%	(47)	(20)%
Evergreen segment Adjusted EBITDA	247	15%	233	14%	14	6%

Revenue. Total segment revenue decreased by $19 million, or 1%. Revenue from paper products decreased $41 million due to $35 million in lower sales volume, primarily a result of lower market demand, as well as a decrease of $6 million as pricing declined in the current year. Additionally, revenue from liquid packaging board decreased $5 million due to $4 million from price decreases and $1 million in lower sales volume. These decreases were partially offset by an increase of $27 million in revenue from carton packaging due to an increase of $14 million in sales volume, driven primarily by higher demand in cartons, machines and spouts and $13 million in price increases.

Cost of Sales. Cost of sales increased by $37 million, or 3%. The increase was primarily driven by a $61 million non-cash pension expense related to the withdrawal from a multi-employer pension plan. Additionally, total input and operating costs increased approximately $18 million. The increase was partially offset by a $42 million decrease due to lower sales volume, primarily in paper products. Excluding the current year impact of the multi-employer pension plan withdrawal expense, for the years ended December 31, 2013 and 2012, raw material costs accounted for 43% and 42% of Evergreen's cost of sales, respectively. While input prices were slightly higher, the increase in total raw material costs as a percentage of cost of sales was primarily due to the change in product mix.

Gross Profit. Gross profit decreased by $56 million, or 21%. Excluding the impact of the multi-employer pension plan withdrawal expense, gross profit would have increased by $5 million, or 2%, and gross profit margin would have remained unchanged at 16%.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $12 million, or 12%. The decrease was primarily due to a $4 million reduction in legal reserves and a decrease in other legal and professional fees and personnel costs.

Net Other. Net other income decreased by $3 million to $1 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2013	2012
Profit from operating activities	130	177
Depreciation and amortization	57	57
EBITDA	187	234
Included in Evergreen segment EBITDA:
Equity method profit, net of cash distributed	—	(1)
Multi-employer pension plan withdrawal	61	—
Restructuring costs, net of reversals	—	2
Unrealized (gain) loss on derivatives	(1)	(2)
Evergreen segment Adjusted EBITDA	247	233

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2013	% of segment revenue	2012	% of segment revenue	Change	% change
External revenue	1,181	99%	1,228	99%	(47)	(4)%
Inter-segment revenue	10	1%	9	1%	1	11%
Total segment revenue	1,191	100%	1,237	100%	(46)	(4)%
Cost of sales	(1,001)	(84)%	(1,005)	(81)%	4	—%
Gross profit	190	16%	232	19%	(42)	(18)%
Selling, marketing and distribution expenses/ General and administration expenses	(120)	(10)%	(122)	(10)%	2	(2)%
Net other income (expenses)	(10)	(1)%	(7)	(1)%	(3)	43%
Profit from operating activities	60	5%	103	8%	(43)	(42)%
Closures segment EBITDA	137	12%	178	14%	(41)	(23)%
Closures segment Adjusted EBITDA	162	14%	187	15%	(25)	(13)%

Revenue. Total segment revenue decreased by $46 million, or 4%.

Revenue in North America decreased by $8 million, or 2%. The decrease was largely due to a $31 million impact of lower sales volume due to decreased customer demand as a result of market conditions, partially offset by favorable changes in product mix and foreign currency impact. Improved product mix increased revenue $19 million as a result of increased sales to the non-carbonated beverage market and decreased sales to the water and carbonated beverage markets, and a favorable foreign currency impact of $4 million, primarily due to the strengthening of the Mexican peso against the dollar.

Revenue in the rest of the world decreased by $38 million, or 5%. The decrease was primarily due to an unfavorable foreign currency impact of $44 million, largely due to the strengthening of the dollar against the Japanese yen, Brazilian real and Argentine peso, partially offset by the strengthening of the euro against the dollar. Additionally, revenue decreased $4 million due to changes in product mix and pricing related to the pass-through of resin price changes to customers and decreased equipment and spare parts sales. The decrease was partially offset by an increase of $10 million due to higher sales volume, which was primarily due to increased sales in the Asian and Middle Eastern regions largely due to market share growth, partially offset by lower sales in the South American region primarily due to increased local competition.

Cost of Sales. Cost of sales decreased by $4 million. A $14 million decrease due to lower sales volume and a favorable foreign currency impact of $35 million due to the strengthening of the dollar as noted above were mostly offset by an increase of $12 million due to changes in raw material costs, including resin, an increase of $11 million in restructuring costs, and an increase in other manufacturing costs, including inventory write-offs. For the years ended December 31, 2013 and 2012, raw material costs accounted for 61% and 62% of Closures' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 2%. The decrease was primarily due to a favorable foreign currency impact of $3 million and cost savings associated with restructuring efforts. The decrease was partially offset by higher restructuring costs of $3 million and higher depreciation and amortization expense of $3 million.

Net Other. Net other expenses increased by $3 million to $10 million. The change was primarily due to $4 million in expense related to the relocation of the Brazilian operations and increased asset impairment charges of $8 million associated with the restructuring of operations, partially offset by an increase in unrealized gains on derivatives and a decrease of $5 million in restructuring costs recorded in net other in the prior year. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2013	2012
Profit from operating activities	60	103
Depreciation and amortization	77	75
EBITDA	137	178
Included in Closures segment EBITDA:
Asset impairment charges	11	3
Business interruption costs	(1)	1
Restructuring costs, net of reversals	17	5
Unrealized (gain) loss on derivatives	(4)	(1)
Other	2	1
Closures segment Adjusted EBITDA	162	187

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2013(1)	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	2,572	95%	2,508	96%	64	3%
Inter-segment revenue	136	5%	113	4%	23	20%
Total segment revenue	2,708	100%	2,621	100%	87	3%
Cost of sales	(2,019)	(75)%	(1,936)	(74)%	(83)	4%
Gross profit	689	25%	685	26%	4	1%
Selling, marketing and distribution expenses/ General and administration expenses	(234)	(9)%	(236)	(9)%	2	(1)%
Net other income (expenses)	(3)	—%	7	—%	(10)	NM
Profit from operating activities	452	17%	456	17%	(4)	(1)%
Reynolds Consumer Products segment EBITDA	548	20%	560	21%	(12)	(2)%
Reynolds Consumer Products segment Adjusted EBITDA	555	20%	558	21%	(3)	(1)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Total segment revenue increased by $87 million, or 3%. The increase was driven by $42 million from higher external sales volume across most product groups, $22 million of incremental revenue from the acquisition of Trans Western and $23 million of higher inter-segment sales to Pactiv Foodservice.

Cost of Sales. Cost of sales increased by $83 million, or 4%. The increase was largely driven by higher sales volume and higher raw material costs, primarily higher resin costs partially offset by lower aluminum costs. The increase was partially offset by lower depreciation expense resulting from certain assets becoming fully depreciated. For the years ended December 31, 2013 and 2012, raw material costs accounted for 73% and 72% of Reynolds Consumer Products' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $2 million, or 1%.

Net Other. Net other changed by $10 million to net other expenses of $3 million. The change was primarily due to the change in unrealized gains and losses on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2013(1)	2012(1)
Profit from operating activities	452	456
Depreciation and amortization	96	104
EBITDA	548	560
Included in Reynolds Consumer Products segment EBITDA:
Asset impairment charges	1	1
Business acquisition and integration costs	—	2
Impact of purchase price accounting on inventories	1	—
Non-cash change in provisions and current assets	—	3
Operational process engineering-related consultancy costs	—	2
Restructuring costs, net of reversals	1	—
Unrealized (gain) loss on derivatives	4	(10)
Reynolds Consumer Products segment Adjusted EBITDA	555	558

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2013(1)	% of segment revenue	2012(1)	% of segment revenue	Change	% change
External revenue	3,422	85%	3,376	86%	46	1%
Inter-segment revenue	588	15%	563	14%	25	4%
Total segment revenue	4,010	100%	3,939	100%	71	2%
Cost of sales	(3,358)	(84)%	(3,306)	(84)%	(52)	2%
Gross profit	652	16%	633	16%	19	3%
Selling, marketing and distribution expenses/ General and administration expenses	(301)	(8)%	(292)	(7)%	(9)	3%
Net other income (expenses)	12	—%	14	—%	(2)	(14)%
Profit from operating activities	363	9%	355	9%	8	2%
Pactiv Foodservice segment EBITDA	609	15%	660	17%	(51)	(8)%
Pactiv Foodservice segment Adjusted EBITDA	626	16%	657	17%	(31)	(5)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Pactiv Foodservice’s Macon, Georgia plant sustained significant damage as a result of a fire in May 2013. The Kearny, New Jersey plant sustained significant damage as a result of Hurricane Sandy, which came ashore along the east coast of the United States in October 2012. As a result of these events, we have incurred fixed asset impairment charges, clean up and restoration costs, relocation costs and additional procurement costs to provide customers with replacement products until such time that the production is restored. The Kearny, New Jersey plant has been closed and production has been shifted to other plants. The Macon, Georgia plant returned to full production in early 2014.

For the year ended December 31, 2013, costs incurred associated with the above have been included in cost of sales and net other income. These costs have largely been offset by related insurance recoveries.

Revenue. Total segment revenue increased by $71 million, or 2%. The increase of $46 million in external revenue is the result of incremental sales volume of $65 million driven by $58 million from business acquisitions in September 2012 and March 2013 and an increase in net volume in the core business, partially offset by the loss of sales volume due to the Macon, Georgia manufacturing plant fire. The increase was partially offset by a decrease of $19 million primarily related to pricing due to the timing of the pass-through of resin price changes to customers.

While revenue for the period was negatively affected by the fire at the Macon, Georgia plant and the damage at the Kearny, New Jersey plant, there was no impact on Adjusted EBITDA related to the lost revenue because other income for the period included insurance recoveries of $14 million for lost profits.

Cost of Sales. Cost of sales increased by $52 million, or 2%. The increase was primarily due to higher raw material costs, increased sales volume, increased logistics costs and a $5 million non-cash pension expense related to the exit from a multi-employer pension plan. The increase was partially offset by lower depreciation and amortization expense resulting from certain assets becoming fully depreciated, and lower manufacturing spending largely as a result of improved operational performance driven by benefits from continued focus on manufacturing efficiencies. For the years ended December 31, 2013 and 2012, raw material costs accounted for 60% and 56% of Pactiv Foodservice's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $9 million, or 3%. The increase was primarily due to incremental expenses related to business acquisitions in March 2013 and September 2012 and an increase of $3 million in restructuring costs.

Net Other. Net other income decreased by $2 million to $12 million. The change was largely due to a $77 million gain on sale of the laminating operations in the prior year, partially offset by $40 million of insurance recoveries, net of costs incurred, related to Hurricane Sandy and manufacturing plant fires, a decrease of $24 million in business acquisition and integration costs, a decrease of $14 million in operational process engineering-related consultancy costs and a decrease of $4 million in asset impairment charges.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2013(1)	2012(1)
Profit from operating activities	363	355
Depreciation and amortization	246	305
EBITDA	609	660
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges	9	13
Business acquisition and integration costs	—	24
Gain on sale of businesses and properties	(1)	(77)
Impact of purchase price accounting on inventories	1	—
Multi-employer pension plan withdrawal	5	—
Non-cash change in provisions and current assets	—	6
Operational process engineering-related consultancy costs	—	14
Plant damages and associated insurance recoveries, net	(7)	19
Restructuring costs, net of reversals	10	4
Unrealized (gain) loss on derivatives	(2)	(1)
Other	2	(5)
Pactiv Foodservice segment Adjusted EBITDA	626	657

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2013	% of segment revenue	2012	% of segment revenue	Change	% change
External revenue	3,024	100%	3,045	100%	(21)	(1)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	3,024	100%	3,045	100%	(21)	(1)%
Cost of sales	(2,685)	(89)%	(2,765)	(91)%	80	(3)%
Gross profit	339	11%	280	9%	59	21%
Selling, marketing and distribution expenses/General and administration expenses	(204)	(7)%	(184)	(6)%	(20)	11%
Net other income (expenses)	(62)	(2)%	(82)	(3)%	20	(24)%
Profit from operating activities	73	2%	14	—%	59	421%
Graham Packaging segment EBITDA	448	15%	391	13%	57	15%
Graham Packaging segment Adjusted EBITDA	523	17%	467	15%	56	12%

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

Revenue. Total segment revenue decreased by $21 million, or 1%. The decrease was primarily due to a $58 million decrease in sales volume primarily due to the rationalization of certain unprofitable products and general market softness in several product categories, principally in the food and beverage markets, partially offset by growth in emerging markets. The decrease was partially offset by an increase in resin pricing passed through to customers and favorable changes in product mix.

Cost of Sales. Cost of sales decreased by $80 million, or 3%. The decrease was primarily due to $63 million in decreased costs due to lower sales volume, as well as operational improvements and actual synergies realized during the current year, partially offset by an increase in resin pricing and $10 million in restructuring costs. For each of the years ended December 31, 2013 and 2012, raw material costs accounted for 58% of Graham Packaging's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $20 million, or 11%. The increase was primarily due to an increase in personnel-related costs.

Net Other. Net other expenses decreased by $20 million to $62 million. The change was primarily due to a decrease in restructuring costs recorded in net other, partially offset by an increase of $5 million in business acquisition and integration costs, $5 million in operational process engineering-related consultancy costs and $5 million in asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation. Net other was also impacted by $5 million in losses on sales of property, plant and equipment during the prior year.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2013	2012
Profit from operating activities	73	14
Depreciation and amortization	375	377
EBITDA	448	391
Included in Graham Packaging segment EBITDA:
Asset impairment charges	21	16
Business acquisition and integration costs	36	31
Operational process engineering-related consultancy costs	5	—
Restructuring costs, net of reversals	13	27
Other	—	2
Graham Packaging segment Adjusted EBITDA	523	467

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2013(1)	2012(1)	Change	% change
Gross profit (loss)	(2)	(1)	(1)	100%
Selling, marketing and distribution expenses/General and administration expenses	(100)	(109)	9	(8)%
Net other income (expenses)	(30)	(33)	3	(9)%
Loss from operating activities	(132)	(143)	11	(8)%
Corporate/Unallocated EBITDA	(130)	(142)	12	(8)%
Corporate/Unallocated Adjusted EBITDA	(45)	(46)	1	(2)%

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 8%. The decrease was primarily due to reductions of $2 million in pension expense and $2 million in related party recharges.

Net Other. Net other expenses decreased by $3 million, or 9%. The change was primarily due to $8 million of SEC registration costs in the prior year and the current year benefit of reversing $3 million in provisions related to the expiration of a tax indemnification from a business disposal, partially offset by a $5 million increase in related party management fees and $3 million of higher professional fees.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2013(1)	2012(1)
Loss from operating activities	(132)	(143)
Depreciation and amortization	2	1
EBITDA	(130)	(142)
Included in Corporate/Unallocated EBITDA:
Business integration costs	—	4
Non-cash change in provisions and current assets	(3)	—
Non-cash pension expense	57	59
Related party management fee	30	25
Restructuring costs, net of reversals	—	(1)
SEC registration costs	—	8
Other	1	1
Corporate/Unallocated Adjusted EBITDA	(45)	(46)

(1)
The information presented has been revised to conform to the presentation of inter-segment sales in the current year period. Refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

Differences Between the RGHL Group and Bev Pack Results of Operations

There are certain differences between the RGHL Group audited consolidated financial statements and the Bev Pack audited combined financial statements, each included elsewhere in this annual report. Bev Pack consists of BP I, BP I's consolidated subsidiaries and BP II.

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

Differences between the RGHL Group statement of cash flows and the Bev Pack statement of cash flows primarily relate to the management fee and share repurchase paid by RGHL.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group's cash flows for the years presented:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Net cash flows from operating activities	881	785	918
Net cash flows used in investing activities	(548)	(764)	(539)
Net cash flows from (used in) financing activities	(96)	(101)	555
Net increase (decrease) in cash and cash equivalents	237	(80)	934

Cash Flows from Operating Activities

Cash provided by operations was $881 million compared to $785 million in the prior year, an increase of $96 million. The increase was primarily due to a reduction of $69 million in interest paid as we realized the benefits of our 2013 refinancing initiatives. We also experienced improvements in working capital, particularly in accounts receivable and accounts payable. These improvements were partially offset by a lesser build in provisions in the current year.

Management believes working capital as of December 31, 2014 is sufficient to meet present requirements.

Cash provided by operations was $785 million for the year ended December 31, 2013 compared to $918 million for the year ended December 31, 2012, a decrease of $133 million. The reduction was primarily driven by our investment in working capital as a result of an increase in receivables and inventories. This outflow was partially offset by a reduction in interest paid as we realized the benefits of our refinancing transactions and lower premiums paid in 2013 to redeem external borrowings.

Cash Flows used in Investing Activities

Cash used in investing activities was $548 million compared to $764 million in the prior year, a decrease of $216 million. The current year includes net cash proceeds of $80 million mainly from Pactiv Foodservice’s disposal of the building products business and the picks and stirrers business. The decrease is also due to a reduction in spending on acquisitions of $67 million, a reduction in capital expenditures of $37 million and an increase in insurance proceeds of $36 million.

Cash used in investing activities was $764 million for the year ended December 31, 2013 compared to $539 million for the year ended December 31, 2012, an increase of $225 million. The increase was principally due to the 2013 acquisition of Trans Western for an aggregate purchase price of $69 million, net of debt assumed, and the 2013 acquisition of Spirit for an aggregate purchase price of $32 million, while 2012 included net cash proceeds of $82 million from the sale of the Pactiv Foodservice laminating operations. Capital expenditures increased by $74 million to $724 million.

Cash Flows from (used in) Financing Activities

The net cash inflow (outflow) during each respective year is summarized as follows:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Drawdown of borrowings	169	3,966	7,689
Repayment of borrowings	(228)	(4,039)	(7,004)
Related party borrowings (repayments)	—	—	(23)
Payment of debt transaction costs	(3)	(25)	(105)
Share repurchase	(31)	—	—
Other	(3)	(3)	(2)
Net cash inflow (outflow)	(96)	(101)	555

Refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures decreased by $37 million, or 5% in the current year. The decrease was primarily driven by Pactiv Foodservice due to higher spending in the prior year in order to replace capacity lost as a result of the fire at the Macon, Georgia plant and the damage from Hurricane Sandy at the Kearny, New Jersey facility. Capital expenditures incurred in the current year include $198 million related to discontinued operations.

We expect to incur approximately $550 million, of which $56 million relates to spending in the first quarter in our discontinued operation, in capital expenditures during 2015 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations as well as from insurance proceeds. Actual capital expenditures may differ.

Capital expenditures increased by $74 million, or 11%, in 2013 compared to 2012. The increase was primarily driven by Pactiv Foodservice and SIG offset by a reduction in spending by Graham Packaging. The increased spending by Pactiv Foodservice was primarily to replace capacity lost as a result of the fire at the Macon, Georgia plant and the damage from Hurricane Sandy at the Kearny, New Jersey facility. The increase in spending at SIG was primarily due to continued expansion in Brazil. The reduction in spending by Graham Packaging was due to lower spending on capacity expansion and rationalization of certain product offerings resulting in lower capital requirements.

Capital Resources

We have substantial debt and debt service obligations. As of December 31, 2014, our total indebtedness of $18,026 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts.

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

As of December 31, 2014, the Senior Secured Credit Facilities included revolving facilities of $120 million and €54 million ($66 million), which were utilized in the amounts of $63 million and €15 million ($18 million), respectively, in the form of bank guarantees and letters of credit.

Certain members of the RGHL Group are parties to the Securitization Facility pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2014, the RGHL Group had drawn $405 million under the Securitization Facility.

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

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Senior Secured Credit Facilities, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of December 31, 2014, we had $57 million and €39 million ($48 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in December 2018.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2013 Notes), including financial covenants.

As of December 31, 2014, our total indebtedness of $18,026 million was comprised of the outstanding principal amounts of our borrowings and bank overdrafts. We anticipate using all of the currently estimated net proceeds of $4.150 billion to be received from the disposition of SIG to repay, redeem or otherwise retire a portion of our senior indebtedness. As a result, we expect our annual cash interest obligations on our Senior Secured Credit Facilities, our outstanding notes, the Securitization Facility and other indebtedness to decrease by approximately $300 million to $325 million. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for details related to our debt and related repayment terms.

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

As of December 31, 2014, our net senior secured first lien leverage ratio was 3.21x as calculated for purposes of the maintenance covenant under the credit agreement governing the Senior Secured Credit Facilities. The credit agreement governing our Senior Secured Credit

Facilities does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

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

Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2014:

	Payments, due by period, as of December 31, 2014
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,101	1,101	—	—	—
Financial liabilities(1)	24,416	1,832	3,980	12,184	6,420
Operating leases	390	102	134	71	83
Unconditional capital expenditure obligations(2)	117	117	—	—	—
Total contractual obligations	26,024	3,152	4,114	12,255	6,503

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect during the month of December 2014. Both the LIBOR and the Euro Interbank Offered Rate ("EURIBOR") during the month of December 2014 were below the floor rates established in accordance with the respective agreements.

(2)	Unconditional capital expenditure obligations include plant expansions at Pactiv Foodservice and growth and operational enhancements at Graham Packaging, primarily in North America.

Beginning with the fiscal year ending December 31, 2014, the RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement, and which amounts to $64 million as of December 31, 2014. Future quarterly amortization payments are reduced by any excess cash flow amounts.

Contingent Liabilities

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of 1.5% of the RGHL Group’s EBITDA (as defined in the financing agreements) for the previous year. The RGHL Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the RGHL Group’s ultimate shareholder, charged the RGHL Group a Management Fee of $39 million, $38 million and $32 million, of which $31 million, $30 million and $25 million was included in continuing operations with the remainder included in discontinued operations for the years ended December 31, 2014, 2013 and 2012, respectively. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009, however the 2013 Credit Agreement permits the RGHL Group to pay a Management Fee of up to $37 million in respect of those years.
Off-Balance Sheet Arrangements

Other than operating leases entered into in the normal course of business, we currently have no material off-balance sheet obligations.

Quantitative and Qualitative Disclosures about Market Risk

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

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2014. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in dollars and euro that are drawn under our Senior Secured Credit Facilities and our Securitization Facility. As of December 31, 2014, the agreement governing the Senior Secured Credit Facilities included an interest rate floor of (i) 1.0% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans. As of December 31, 2014, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying three-month LIBOR and EURIBOR as of December 31, 2014 were 0.26% and 0.08%, respectively. Based on our outstanding debt commitments as of December 31, 2014, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $6 million increase on the interest expense on the U.S. term loan and no material impact on the interest expense on the European term loan, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Senior Secured Credit Facilities.

Based on our outstanding debt commitments under our Securitization Facility as of December 31, 2014, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. Therefore, when commercially feasible, we borrow in the same currencies in which cash flows from operations are generated. On a limited basis, we use forward exchange contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of December 31, 2014.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	3,665,950,000		$101.00 - 102.57	Jan 2015 - Dec 2015
Currency futures	Sell	MXN	132,480,000		$14.72	Jan 2015 - Mar 2015
Currency forwards	Buy	Brazilian real	20,991,600		$2.744	Mar 2015
Currency futures	Sell	CA$	109,906,616		$1.1328 - 1.1597	Jan 2015 - Dec 2015
Currency forwards	Sell	EUR	806,000,000		$0.8033 - 0.8222	Jan 2015 - May 2015
Currency put to forwards	Sell	EUR	100,000,000		$0.8033	May 2015

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2014, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net asset of $25 million. During the year ended December 31, 2014, we recognized a $3 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to the outstanding foreign currency exchange derivatives.

For the year ended December 31, 2014, our primary foreign currency exchange exposure resulted from euro-denominated net intercompany receivable in a U.S. dollar functional currency entity. The net intercompany receivable driving the exposure for this entity was primarily due to relationships with entities presented as discontinued operations. Therefore, we do not expect the exposure to be as great in the future.
In addition, we are also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies which do not have a material impact on our financial statements.

We are also exposed to foreign currency exchange risk with respect to the pending SIG sale transaction as the aggregate purchase price is set in euros. As of December 31, 2014, we have mitigated approximately 90% of the exposure to changes in the euro against the U.S. dollar through derivative contracts and the terms of the sale and purchase agreement.
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

We enter into futures and swaps to hedge our exposure to commodity price fluctuations. We believe these contracts manage our price risk by reference to the difference between the fixed contract price and the market price. The following table provides the details of our outstanding derivative contracts as of December 31, 2014.

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	34,000	JPY58,690 - JPY62,970	Jan 2015 - Dec 2015
Resin swaps	pound	18,000,000	$0.94 - $0.97	Jan 2015 - Dec 2015
Aluminum swaps	metric tonne	45,647	$1,793 - $2,572	Jan 2015 - Sep 2017*
Aluminum swaps	pound	43,375,899	$0.18 - $0.23	Jan 2015 - Sept 2015
Natural gas swaps	million BTU	8,520,882	$3.35 - $4.81	Jan 2015 - Jan 2016
Ethylene swaps	pound	2,285,821	$0.48 - $0.49	Jan 2015 - Apr 2015
Paraxylene swaps	pound	33,498,520	$0.54 - $0.73	Jan 2015 - Jul 2015
Polymer-grade propylene swaps	pound	61,841,153	$0.62 - $0.76	Jan 2015 - Aug 2015
Benzene swaps	U.S. liquid gallon	39,562,074	$3.40 - $ 4.75	Jan 2015 - Dec 2015
Diesel swaps	U.S. liquid gallon	28,904,606	$3.54 - $3.88	Jan 2015 - Dec 2015
Low-density polyethylene swaps	pound	6,000,000	$1.02	Jul 2015 - Dec 2015
Linerboard swaps	ton	9,000	$655	Jan 2015 - May 2015

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2014, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $130 million. During the year ended December 31, 2014, we recognized a $134 million unrealized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to the outstanding commodity derivatives.

Accounting Principles

Our financial statements are prepared in accordance with IFRS and International Financial Reporting Interpretations Committee Interpretations as issued by the IASB.

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

The recoverability of goodwill is tested at the individual segment level, which is the lowest level within the RGHL Group at which goodwill is monitored for internal management purposes. The recoverability of indefinite life intangible assets is tested at a group of CGUs that supports the indefinite life intangible assets. For all years presented, the recoverability analysis was based on fair value less costs to sell.

In estimating fair values, we make significant judgments with respect to the revenue, forecasted 2015 Adjusted EBITDA, discount rates and useful lives of our assets. The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. We believe we make every reasonable effort to ensure that we accurately estimate the fair value of the assets. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. For additional information, refer to note 4.1 and note 14 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Employee Benefits

The RGHL Group operates a number of defined benefit pension plans, which define the level of pension benefit an employee will receive on retirement. We operate defined benefit plans in several countries including the United States. We also operate post-employment medical benefit plans in the United States. Amounts recognized under these plans are determined using actuarial valuation methods. These methods involve assumptions regarding variables such as discount rate, expected salary increases, the retirement age of employees and their life expectancies and future healthcare costs. These assumptions are reviewed at least annually and reflect estimates at the measurement date. Changes in these key assumptions, including the discount rate, can have a significant impact on our defined benefit obligations, future funding requirements and post-employment benefit costs recognized. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense. Holding all other assumptions constant, a one-half percentage point increase in the discount rate would decrease the defined benefit obligation by $284 million and decrease pre-tax pension expense by $8 million. A one-half percentage point decrease in the discount rate would increase the defined benefit obligation by $313 million and increase pre-tax pension expense by $6 million. For more information, refer to note 18 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Recently Issued Accounting Pronouncements

Refer to note 3.19 of the notes to the consolidated financial statements for information regarding new and revised accounting standards and interpretations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

We describe below the directors and senior management of RGHL, BP I and BP II and the senior management of our segments. Each of RGHL, BP I and BP II is ultimately controlled by Mr. Graeme Hart.

Directors of RGHL, BP I and BP II and Senior Management of the RGHL Group

Members of the RGHL Group's senior management and the respective principal boards are as follows:

Name	Role	Age
Directors:
Graeme Hart	Sole indirect owner and Director of RGHL	59
Thomas Degnan	Director of RGHL	67
Bryce Murray	Director of RGHL	57
Gregory Cole	Director of RGHL and Member of the Supervisory Boards of BP I and BP II	51
Allen Hugli	Member of the Supervisory Boards of BP I and BP II	52
Andrew Liddell	Member of the Supervisory Boards of BP I and BP II	47
Stewart Kam-Cheong	Member of the Management Boards of BP I and BP II	52
Olivier Dorier	Member of the Management Boards of BP I and BP II	46
Herman Schommarz	Member of the Management Boards of BP I and BP II	44
Senior Management of the RGHL Group:
Thomas Degnan	Chief Executive Officer of RGHL	67
Allen Hugli	Chief Financial Officer of RGHL	52
Joseph Doyle	Group Legal Counsel of RGHL	55
Rolf Stangl	Chief Executive Officer of SIG (discontinued operation)	43
John Rooney	Chief Executive Officer of Evergreen	51
Marshall White	Chief Executive Officer of Closures	45
Lance Mitchell	Chief Executive Officer of Reynolds Consumer Products	55
John McGrath	Chief Executive Officer of Pactiv Foodservice	56
Malcolm Bundey	Chief Executive Officer of Graham Packaging	53
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

Bryce Murray is a director of RGHL. Mr. Murray is a member of the RGHL Audit Committee. In addition, he has an oversight role over a number of the operating companies in the RGHL Group. He also is a director of Rank Group and other entities owned by Mr. Hart. He also has primary responsibility for the operational management of the Carter Holt Harvey group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group Mr. Murray held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies. Prior to joining Rank Group, Mr. Murray was a partner with the accounting firm Deloitte Touche Tohmatsu (New Zealand).

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

Rolf Stangl is the Chief Executive Officer of SIG, which is now classified as a discontinued operation. He was appointed the Chief Executive Officer and a member of the SIG executive board in November 2008. Prior to such appointment, Mr. Stangl was head of Global Market Operations of SIG Combibloc, the head of SIG Beverages from May 2007 until its divestment in April 2008 and the head of SIG Corporate Development and Mergers and Acquisitions for the period from May 2004 to April 2007. Prior to joining SIG, Mr. Stangl was an investment director at Syntek Capital AG, Chief Operating Officer and the founder of intainment.com AG, an internet start-up company, and a senior consultant at Roland Berger & Partner.

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

Marshall White is the Chief Executive Officer of Closures. He was appointed the Chief Executive Officer in June 2014. Prior to such appointment, he served as Chief Operating Officer, Vice President of North America Region and Director of Manufacturing for the North America Region within the Closures business. Mr. White began his first role with Closures under Alcoa in November 2006. Prior to joining Closures, he worked in various technical and leadership roles within Alcoa in the United States. Mr. White started his career with Alcoa in June 1991 as an engineer at the Massena, New York operations.

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

Malcolm Bundey is the Chief Executive Officer of Graham Packaging. He was appointed the Chief Executive Officer of Graham Packaging in May 2012. Prior to this appointment, Mr. Bundey served as the Chief Executive Officer of Closures from May 2011 to June 2014 and of Evergreen from 2008 to May 2011. He has been a senior executive with Rank Group since 2003. Mr. Bundey's other appointments within Rank Group have included Company Executive at Carter Holt Harvey Limited and Chief Financial Officer of Goodman Fielder from 2003 through 2006, when he relocated to the United States with Rank Group in an executive capacity working on mergers and acquisitions. Prior to joining Rank Group, Mr. Bundey was a partner with Deloitte Touche Tohmatsu (Corporate Reorganization and Management Consulting Group) for five years, ultimately working with the firm for a total of fifteen years until September 2003.

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

Employees

RGHL and its subsidiaries had approximately 35,000 employees and 37,000 employees as of December 31, 2014 and 2013, respectively(including approximately 5,000 employees in discontinued operations). Further information regarding the employees of the five segments is included in "Item 4. Information on RGHL — Business Overview."

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

As of February 25, 2015, RGHL has issued 71,500,004 shares, which are all owned by Packaging Finance Limited, a New Zealand corporation, which is 100% owned by Packaging Holdings Limited, a New Zealand corporation, which is 100% owned by Mr. Graeme Hart. BP I has issued 425,550 shares and BP II has issued 45,840 shares, all of which are owned by RGHL.

In November 2014, RGHL repurchased 39.5 million shares for $31 million from Packaging Finance Limited, its sole shareholder.

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

No advances or repayments were made during the year ended December 31, 2014 or the year ended December 31, 2013. During 2014 and 2013, interest was charged at 6.22% to 6.95% and 5.89% to 5.94%, respectively. As of December 31, 2014 and December 31, 2013, $330 million and $324 million, respectively, inclusive of capitalized interest, was outstanding under the loan. As of February 25, 2015, $317 million, including capitalized interest, was outstanding under the loan.

Rank Group Management Fee

In June 2014, November 2013 and December 2012, RGHL paid fees of $39 million, $38 million and $32 million, respectively, to Rank Group for management, consulting, monitoring and advisory services.

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

Structure

As of December 31, 2014, the Senior Secured Credit Facilities consisted of the following:

•
$2,190 million principal amount outstanding of U.S. Term Loans which were borrowed by Reynolds Consumer Products Holdings LLC, Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products Inc. and BP III (the “U.S. Term Borrowers”);

•	€294 million principal amount outstanding of European Term Loans which were borrowed by SIG Euro Holding AG & Co KGaA and BP III (the “European Term Borrowers");

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

Repayment, Prepayments and Amortization

The Revolving Loans will mature on December 27, 2018. The Term Loans will mature on December 1, 2018.

In addition, the outstanding Term Loans under the Senior Secured Credit Facilities are required to be prepaid with (a) up to 50% of excess cash flow commencing with the fiscal year ending December 31, 2014 (which will be reduced to 25% if a senior secured first lien leverage ratio is met), (b) 100% of the net cash proceeds of certain asset dispositions (provided that a portion of the net cash proceeds of an asset disposition of collateral may be used to prepay or repurchase the Reynolds Senior Secured Notes to the extent required under the indentures governing the Reynolds Senior Secured Notes, as applicable), subject to certain thresholds and (c) 100% of the net proceeds of debt that is incurred in violation of the Senior Secured Credit Facilities. On February 25, 2015, we entered into an amendment to our Senior Secured Credit Facilities, effective upon our receipt of the proceeds from the sale of SIG, providing that net proceeds from the sale of SIG (or the sale of our Evergreen or Closures businesses if definitive agreements with respect to such businesses are signed prior to March 31, 2016) need not be used to prepay the term loans under our Senior Secured Credit Facilities provided the net senior secured first lien leverage under our Senior Secured Credit Facilities, pro forma for the sale of SIG (and if applicable, the sales of Evergreen or Closures) and associated debt repayment, must not exceed a ratio of 3.50:1.00 and (i) in the case of SIG, such net proceeds are used for debt repayment only and (ii) in the case of Evergreen and Closures, if the asset sale proceeds are not reinvested, such net proceeds must be used for debt repayment only.

Indebtedness under the Senior Secured Credit Facilities may be voluntarily prepaid in whole or in part, subject to minimum amounts and break funding costs.

The U.S. Term Loans will amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on November 27, 2013 and the European Term Loans will amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on November 27, 2013 (subject to certain adjustments) and in each case with the balance payable in full on the maturity date thereof. The first amortization payment on the U.S. Term Loans and the European Term Loans was due on March 31, 2014.

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

Local Facilities

We have secured and unsecured local credit facilities at our subsidiaries in a number of jurisdictions. The secured local credit facilities are secured by the collateral under the Senior Secured Credit Facilities and the Reynolds Senior Secured Notes as well as certain other assets. Alternatively, we may also backstop these facilities with letters of credit drawn under the revolving credit facilities included in the Senior Secured Credit Facilities.

Reynolds Notes

As of December 31, 2014, the RGHL Group had outstanding:

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

The 2013 Notes are unsecured.

Interest

Interest on the 2013 Senior Notes accrues at the rate of 5.625% per annum, payable semi-annually on June 15 and December 15 of each year, which commenced December 15, 2013. Interest on the 2013 Senior Subordinated Notes accrues at the rate of 6.000% per annum, payable semi-annually on June 15 and December 15 of each year, which commenced June 15, 2014.

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
(2) the date on which the Applicable Representative notifies each trustee for the 2013 Notes and BP I that the Payment Blockage Notice is canceled;
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

As of December 31, 2014, Pactiv had outstanding:

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

On January 9, 2014, the RGHL Group redeemed the outstanding €420 million aggregate principal amount of the 2007 Senior Subordinated Notes.

Securitization Facility

On November 7, 2012, certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2014, $405 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the Administrative Agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. The Securitization Facility is secured by all of the assets (consisting primarily of the eligible trade receivables and cash) of Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), an indirect subsidiary of RGHL. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the RGHL Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

On December 19, 2014, the Securitization Facility was amended to permit the removal of certain Evergreen entities as sellers and to make certain other amendments, including amending certain reserve formulations and dilution factors, permitting BP Factoring to exclude certain receivables subject to factoring arrangements requested by the relevant account obligor, and clarifying certain mechanics related to the permitted exclusion of sellers.

Other

On November 23, 2014, RGHL entered into an agreement to sell SIG. Specifically, RGHL and two of its wholly-owned subsidiaries, Reynolds Group Holdings Inc. (“Reynolds Inc.”) and Beverage Packaging Holdings (Luxembourg) III S.à r.l. (“BP III”), and Onex Wizard Acquisition Company GmbH (“Onex Swiss Purchaser”), Onex Wizard US Acquisition II Inc. (“Onex US Purchaser”), and Onex Wizard Acquisition Company I S.à r.l. (“Onex Receivable Purchaser”) entered into a purchase agreement (the “Purchase Agreement”) pursuant to which:

•	Reynolds Inc. will sell to Onex US Purchaser all the outstanding limited company interests in SIG Holding USA, LLC;

•	BP III will sell to Onex Receivable Purchaser an amount of receivables owed by SIG Combibloc Group AG and certain of its subsidiaries to BP III in an amount not to exceed €1.2 billion; and

•	BP III will sell to Onex Swiss Purchaser all of the outstanding registered shares of SIG Combibloc Group AG.

The aggregate purchase price for the transaction is €3.75 billion, €3.575 is payable at closing subject to certain adjustments based on closing date cash, indebtedness, working capital and current tax assets and liabilities with an additional €175 million payable depending on SIG achieving certain specified consolidated EBITDA targets during fiscal years ending December 31, 2015 and 2016. The transaction is expected to close in mid-March 2015.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

See "Item 5. Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosures about Market Risk."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2014.
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
Management evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of the RGHL Group's internal control over financial reporting as of December 31, 2014 and concluded that such internal control over financial reporting is effective.

Changes in Internal Control Over Financial Reporting
There have not been any changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Mr. Bryce Murray, a member of the Company's Audit Committee, has been designated by the Board as the Company's “Audit Committee Financial Expert” (as defined by the SEC). Mr. Murray is not independent of management as defined by the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS.

The Company has a Code of Ethical Conduct for Financial Managers applicable to the Company's Chief Executive Officer, Chief Financial Officer, Controller, Treasurer, Tax Director, Assistant Controllers and Assistant Treasurers, and the Chief Executive Officers, Chief Financial Officers and Controllers of the Company's principal business units. This Code covers a range of financial and non-financial business practices and procedures, requiring Financial Managers to act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, to fully and fairly disclose appropriate information in a timely and understandable manner, and to comply with applicable governmental laws, rules and regulations and other appropriate private and public regulatory agencies. Any waiver of the Code of Ethical Conduct for Financial Managers may be made only by the Board of Directors or, if the Board of Directors shall determine, by the Audit Committee, and will be promptly disclosed as required by law. There were no waivers of the Code of Ethical Conduct for Financial Managers as of the date of this annual report. The Company will provide a copy of its Code of Ethical Conduct for Financial Managers to any person who requests a copy in writing. To request a copy, please contact Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to RGHL for professional services rendered by the company's principal accountant:

	For the year ended December 31,
(In $ million)	2014	2013
Audit fees(1)	9	11
Audit-related fees(2)	6	1
Total	15	12

(1)
Audit fees include fees for the audit and review of the RGHL Group's annual and interim consolidated financial statements, the audit of annual financial statements for subsidiary entities and other services provided as part of registration statements and debt offering transactions, including the provision of comfort letters.

(2)
Audit-related fees include fees for audit or review services of financial information other than annual financial statements, including, in 2014, carve-out financial statements prepared in conjunction with strategic reviews.

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

ITEM 19. EXHIBITS.

Exhibit Number	Description of Exhibit
1.1.(1)	Constitution of Reynolds Group Holdings Limited
1.2.(1)	Certificate of Incorporation of Reynolds Group Issuer Inc.
1.3.(1)	By-Laws of Reynolds Group Issuer Inc.
1.4.(1)	Certificate of Formation of Reynolds Group Issuer LLC
1.5.(1)	Limited Liability Company Agreement of Reynolds Group Issuer LLC
1.6.(10)	Articles of Association of Reynolds Group Issuer (Luxembourg) S.A.
1.7.(1)	Certificate of Incorporation of Bakers Choice Products, Inc.
1.8.(1)	Second Amended and Restated By-Laws of Bakers Choice Products, Inc.
1.9.(1)	Third Restated Certificate of Incorporation of Blue Ridge Holding Corp.
1.10.(1)	Amended and Restated By-Laws of Blue Ridge Holding Corp.
1.11.(1)	Certificate of Incorporation of Blue Ridge Paper Products Inc.
1.12.(1)	The Amended and Restated By-Laws of Blue Ridge Paper Products Inc.
1.13.(1)	Amended and Restated Certificate of Incorporation of Closure Systems International Americas, Inc.
1.14.(1)	By-Laws of Closure Systems International Americas, Inc.
1.15.(15)	Certificate of Formation of Closure Systems International Holdings LLC (formerly known as Closure Systems International Holdings Inc.)
1.16.(15)	Limited Liability Company Agreement of Closure Systems International Holdings LLC (formerly known as Closure Systems International Holdings Inc.)
1.17.(1)	Certificate of Incorporation of Closure Systems International Inc.
1.18.(1)	Amended and Restated By-Laws of Closure Systems International Inc.
1.19.(1)	Certificate of Formation of Closure Systems Mexico Holdings LLC
1.20.(1)	Amended and Restated Limited Liability Company Agreement of Closure Systems Mexico Holdings LLC
1.21.(1)	Certificate of Formation of CSI Mexico LLC
1.22.(1)	Amended and Restated Limited Liability Company Agreement of CSI Mexico LLC
1.23.(1)	Certificate of Incorporation of CSI Sales & Technical Services Inc.
1.24.(1)	By-Laws of CSI Sales & Technical Services Inc.
1.25.(1)	Certificate of Incorporation of Evergreen Packaging Inc.
1.26.(1)	Amended and Restated By-Laws of Evergreen Packaging Inc.
1.27.	[Reserved]
1.28.	[Reserved]
1.29.	[Reserved]
1.30.	[Reserved]
1.31.(2)	Certificate of Formation of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.32.(2)	Limited Liability Company Agreement of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.33.(2)	Certificate of Incorporation of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products, Inc.)
1.34.(1)	Second Amended and Restated By-Laws of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products, Inc.)
1.35.	[Reserved]
1.36.	[Reserved]
1.37.(15)	Certificate of Formation of Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc. and Reynolds Consumer Products, Inc.)
1.38.(15)	Limited Liability Company Agreement of Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc. and Reynolds Consumer Products, Inc.)
1.39.	[Reserved]
1.40.	[Reserved]
1.41.(1)	Certificate of Incorporation of Reynolds Group Holdings Inc.
1.42.(1)	By-Laws of Reynolds Group Holdings Inc.
1.43.	[Reserved]
1.44.	[Reserved]
1.45.	[Reserved]
1.46.	[Reserved]

1.47.	[Reserved]
1.48.	[Reserved]
1.49.(1)	Certificate of Incorporation of Closure Systems International Packaging Machinery Inc.
1.50.(1)	By-Laws of Alcoa Packaging Machinery, Inc. (now known as Closure Systems International Packaging Machinery Inc.)
1.51.(1)	Certificate of Incorporation of Reynolds Services Inc.
1.52.(1)	By-Laws of Reynolds Services Inc.
1.53.(1)	Amended and Restated Certificate of Incorporation of SIG Combibloc Inc.
1.54.(1)	Amended and Restated By-Laws of SIG Combibloc Inc.
1.55.(2)	Certificate of Formation of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
1.56.(2)	Limited Liability Company Agreement of SIG Holding USA, LLC (formerly known as SIG Holding USA, Inc.)
1.57.(1)	Articles of Incorporation of Southern Plastics Inc.
1.58.(1)	By-Laws of Southern Plastics Inc.
1.59.	[Reserved]
1.60.	[Reserved]
1.61.(1)	Limited Liability Company Articles of Organization of BRPP, LLC
1.62.(1)	Operating Agreement of BRRP, LLC
1.63.	[Reserved]
1.64.(1)	Articles of Association of SIG Austria Holding GmbH
1.65.(1)	Articles of Association of SIG Combibloc GmbH (Austria)
1.66.(1)	Articles of Association of SIG Combibloc GmbH & Co KG
1.67.(15)	Seventeenth Amendment and Restatement of the Articles of Association of Closure Systems International (Brazil) Sistemas de Vedação Ltda.
1.68.(15)	Twenty-Fifth Amendment and Consolidation of the Articles of Incorporation of SIG Beverages Brasil Ltda.
1.69.(15)	Fifty-Seventh Amendment and Consolidation of the Articles of Incorporation of SIG Combibloc do Brasil Ltda.
1.70.	[Reserved]
1.71.	[Reserved]
1.72.	[Reserved]
1.73.(1)	Articles of Amalgamation of Evergreen Packaging Canada Limited
1.74.(1)	By-Law No. 1A of Evergreen Packaging Canada Limited
1.75.	[Reserved]
1.76.(1)	Articles of Association of Evergreen Packaging (Luxembourg) S.à r.l.
1.77.	[Reserved]
1.78.	[Reserved]
1.79.	[Reserved]
1.80.	[Reserved]
1.81.(1)	Articles of Association of SIG Combibloc GmbH (Germany)
1.82.(1)	Articles of Association of SIG Combibloc Holding GmbH
1.83.(1)	Articles of Association of SIG Combibloc Systems GmbH
1.84.(1)	Articles of Association of SIG Combibloc Zerspanungstechnik GmbH
1.85.(1)	Articles of Association of SIG Euro Holding AG & Co. KGaA
1.86.(1)	Articles of Association of SIG Information Technology GmbH
1.87.(1)	Articles of Association of SIG International Services GmbH
1.88.(1)	Articles of Association of SIG Beteiligungs GmbH
1.89.	[Reserved]
1.90.	[Reserved]
1.91.	[Reserved]
1.92.	[Reserved]
1.93.	[Reserved]
1.94.	[Reserved]
1.95.	[Reserved]
1.96.	[Reserved]
1.97.(10)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) I S.A.
1.98.(15)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) III S.à r.l.
1.99.	[Reserved]

1.100.(1)	By-Laws of CSI en Ensenada, S. de R.L. de C.V.
1.101.(1)	By-Laws of CSI en Saltillo, S. de R.L. de C.V.
1.102.(1)	By-Laws of CSI Tecniservicio, S. de R.L. de C.V.
1.103.	[Reserved]
1.104.(1)	By-Laws of Grupo CSI de Mexico, S. de R.L. de C.V.
1.105.	[Reserved]
1.106.(1)	By-Laws of Reynolds Metals Company de Mexico, S. de R.L. de C.V.
1.107.(15)	Articles of Association of Closure Systems International Machinery (Germany) GmbH
1.108.(15)	Articles of Association of Closure Systems International B.V.
1.109.(15)	Articles of Association of Evergreen Packaging International B.V.
1.110.	[Reserved]
1.111.(15)	Articles of Association of Reynolds Packaging International B.V.
1.112.(1)	Constitution of Kalimdor Investments Limited (now known as Whakatane Mill Limited)
1.113.(1)	Articles of Incorporation of SIG allCap AG
1.114.(1)	Articles of Incorporation of SIG Combibloc (Schweiz) AG
1.115.(1)	Articles of Incorporation of SIG Combibloc Group AG
1.116.(1)	Organizational Bylaws of SIG Combibloc Group AG
1.117.(1)	Articles of Incorporation of SIG Combibloc Procurement AG
1.118.(1)	Organizational Bylaws of SIG Combibloc Procurement AG
1.119.(1)	Articles of Incorporation of SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG)
1.120.	[Reserved]
1.121.(1)	Articles of Incorporation of SIG Technology AG
1.122.(1)	Memorandum of Association of SIG Combibloc Ltd. (Thailand)
1.123.(1)	Articles of Association of SIG Combibloc Ltd. (Thailand)
1.124.	[Reserved]
1.125.	[Reserved]
1.126.	[Reserved]
1.127.	[Reserved]
1.128.	[Reserved]
1.129.	[Reserved]
1.130.	[Reserved]
1.131.	[Reserved]
1.132.	[Reserved]
1.133.	[Reserved]
1.134.	[Reserved]
1.135.	[Reserved]
1.136.	[Reserved]
1.137.	[Reserved]
1.138.	[Reserved]
1.139.	[Reserved]
1.140.	[Reserved]
1.141.	[Reserved]
1.142.	[Reserved]
1.143.	[Reserved]
1.144.(15)	Certificate of Formation of Pactiv LLC (formerly known as Pactiv Corporation)
1.145.(9)	Amended and Restated Limited Liability Company Agreement of Pactiv LLC (formerly known as Pactiv Corporation)
1.146.	[Reserved]
1.147.	[Reserved]
1.148.	[Reserved]
1.149.	[Reserved]
1.150.(1)	Certificate of Incorporation of Pactiv International Holdings Inc.
1.151.(1)	Amended and Restated By-Laws of Pactiv International Holdings Inc.
1.152.(1)	Certificate of Formation of Pactiv Management Company LLC
1.153.(1)	Limited Liability Company Agreement of Pactiv Management Company LLC

1.154.	[Reserved]
1.155.	[Reserved]
1.156.	[Reserved]
1.157.	[Reserved]
1.158.	[Reserved]
1.159.	[Reserved]
1.160.	[Reserved]
1.161.	[Reserved]
1.162.	[Reserved]
1.163.	[Reserved]
1.164.(1)	Amended and Restated Certificate of Incorporation of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.165.(1)	Amended and Restated By-Laws of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.166.	[Reserved]
1.167.	[Reserved]
1.168.	[Reserved]
1.169.	[Reserved]
1.170.	[Reserved]
1.171.	[Reserved]
1.172.	[Reserved]
1.173.	[Reserved]
1.174.(1)	Articles of Association of Omni-Pac Ekco GmbH Verpackungsmittel
1.175.(1)	Articles of Association of Omni-Pac GmbH Verpackungsmittel
1.176.(1)	Articles of Association of Pactiv Deutschland Holdinggesellschaft mbH
1.177.(1)	Certificate of Incorporation of Reynolds Manufacturing, Inc.
1.178.(2)	By-laws of Pactiv Foodservice Mexico, S. de R.L. de C.V. (formerly known as Central de Bolsas, S. de R.L. de C.V.)
1.179.(1)	By-laws of Grupo Corporativo Jaguar, S.A. de C.V.
1.180.(1)	By-laws of Pactiv Mexico, S. de R.L. de C.V.
1.181.(1)	By-laws of Servicios Industriales Jaguar, S.A. de C.V.
1.182.(1)	By-laws of Servicio Terrestre Jaguar, S.A. de C.V.
1.183.(2)	Articles of Amalgamation of Pactiv Canada Inc.
1.184.(1)	By-Law No. 1 of Pactiv Canada Inc.
1.185.(1)	Certificate of Formation of BCP/Graham Holdings LLC
1.186.(1)	Limited Liability Company Agreement of BCP/Graham Holdings LLC
1.187.(1)	Certificate of Formation of GPC Holdings LLC
1.188.(1)	Limited Liability Company Agreement of GPC Holdings LLC
1.189.(1)	Certificate of Incorporation of Graham Packaging Company Inc.
1.190.(1)	By-laws of Graham Packaging Company Inc.
1.191.(1)	By-laws of Reynolds Manufacturing, Inc.
1.192.(1)	Certificate of Incorporation of RenPac Holdings Inc.
1.193.(1)	By-laws of RenPac Holdings Inc.
1.194.	Certificate of Formation of GPACSUB LLC (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
1.195.(3)	Amended and Restated Limited Liability Company Agreement of GPACSUB LLC
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

1.206.(3)	Amended and Restated Certificate of Limited Partnership of Graham Packaging Company, L.P.
1.207.
Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P. (incorporated by reference to Exhibit 3.2 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)

1.208.(3)	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P.
1.209.(3)	Limited Liability Company Agreement of Graham Packaging GP Acquisition LLC
1.210.(3)	Certificate of Formation of Graham Packaging GP Acquisition LLC
1.211.(3)	Amended and Restated Certificate of Limited Partnership of Graham Packaging LC, L.P.
1.212.(3)	Fifth Amended and Restated Agreement of Limited Partnership of Graham Packaging LC, L.P.
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

1.235.(3)	Amended and Restated Single Member Operating Agreement of Graham Packaging PX, LLC
1.236.
Articles of Organization of Graham Packaging Minster LLC (incorporated by reference to Exhibit 3.40 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)

1.237.(8)	Amended and Restated Operating Agreement of Graham Packaging Minster LLC
1.238.
Amended and Restated Certificate of Limited Partnership of Graham Packaging Holdings Company (incorporated by reference to Exhibit 3.5 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed July 13, 1998)

1.239.(3)	Seventh Amended and Restated Agreement of Limited Partnership of Graham Packaging Holdings Company
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

1.244.(3)	Deed of Incorporation of Beverage Packaging Holdings (Luxembourg) IV S.à r.l.
1.245.	[Reserved]
1.246.	[Reserved]
1.247.(15)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) V S.A.
1.248.(10)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) II S.A.
1.249.(9)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) VI S.à r.l.
1.250.(9)	Articles of Association of Beverage Packaging Holdings II Issuer Inc.
1.251.(9)	By-Laws of Beverage Packaging Holdings II Issuer Inc.
1.252.(10)	Certificate of Incorporation of Trans Western Polymers, Inc.
1.253.(9)	By-Laws of Trans Western Polymers, Inc.
1.254.(15)	Articles of Incorporation of Reynolds Consumer Products Canada, Inc.
1.255.(15)	By-Laws of Reynolds Consumer Products Canada, Inc.
2.1.	[Reserved]
2.2.(1)
8.50% Senior Notes due 2018 Indenture, dated as of May 4, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.2.1.(1)
First Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of June 17, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., Whakatane Mill Australia Pty. Limited and The Bank of New York Mellon, as trustee

2.2.2.(1)
Second Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 27, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and transfer agent and The Bank of New York Mellon, as paying agent

2.2.3.(1)
Third Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of September 1, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.4.(1)
Fourth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 9, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.5.(1)
Fifth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.2.6.(1)
Sixth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.2.7.(1)
Seventh Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.2.8.(1)
Eighth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.9.(1)
Ninth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.10.(1)
Tenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.11.(1)
Eleventh Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.12.(1)
Twelfth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.13.(1)
Thirteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.14.(1)
Fourteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.15.(1)
Fifteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.16.(3)
Sixteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.17.(4)
Seventeenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.18.(6)
Eighteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.19.(8)
Nineteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.20.(8)
Twentieth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.3.(1)
7.125% Senior Secured Notes due 2019 Indenture, dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow Issuer I Inc., RGHL Escrow Issuer (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.3.1.(1)
First Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.2.(1)
Second Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.3.(1)
Third Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.4.(1)
Fourth Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.5.(1)
Fifth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of January 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.6.(1)
Sixth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.7.(1)
Seventh Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.8.(1)
Eighth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.9.(1)
Ninth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.10.(1)
Tenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.11.(1)
Eleventh Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.12.(1)
Twelfth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.13.(1)
Thirteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.14.(1)
Fourteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.15.(3)
Fifteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.16.(4)
Sixteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.17.(6)
Seventeenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.18.(8)
Eighteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.19.(8)
Nineteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.4.(1)
9.000% Senior Notes due 2019 Indenture, dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow Issuer I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.4.1.(1)
First Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.2.(1)
Second Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.3.(1)
Third Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.4.(1)
Fourth Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.5.(1)
Fifth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of January 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.6.(1)
Sixth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.7.(1)
Seventh Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.8.(1)
Eighth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.9.(1)
Ninth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.10.(1)
Tenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.11.(1)
Eleventh Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.12.(1)
Twelfth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.13.(1)
Thirteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.14.(1)
Fourteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.15.(3)
Fifteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.16.(4)
Sixteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.17.(6)
Seventeenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.18.(8)
Eighteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.19.(8)
Nineteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.5.(1)
6.875% Senior Secured Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.5.1.(1)
First Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.2.(1)
Second Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.3.(1)
Third Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.4.(1)
Fourth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.5.(1)
Fifth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.6.(1)
Sixth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.7.(1)
Seventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.8.(1)
Eighth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.9.(1)
Ninth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.10.(1)
Tenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.11.(1)
Eleventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.12.(1)
Twelfth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.13.(3)
Thirteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.14.(4)
Fourteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.15.(6)
Fifteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.16.(8)
Sixteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.17.(8)
Seventeenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.(1)
8.250% Senior Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.1.(1)
First Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.2.(1)
Second Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.3.(1)
Third Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.4.(1)
Fourth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.5.(1)
Fifth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.6.(1)
Sixth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.7.(1)
Seventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.8.(1)
Eighth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.9.(1)
Ninth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.10.(1)
Tenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.11.(1)
Eleventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.12.(1)
7.875% Senior Secured Notes due 2019 Indenture, dated as of August 9, 2011 among RGHL US Escrow II Inc., RGHL US Escrow II LLC, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.6.13.(1)
First Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.14.(1)
Second Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.15.(1)
9.875% Senior Notes due 2019 Indenture, dated as of August 9, 2011 among RGHL US Escrow II Inc., RGHL US Escrow II LLC, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.16.(1)
First Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.17.(1)
Second Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.18.(1)
Twelfth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.19.(1)
Third Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.20.(1)
Third Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.21.(3)
Thirteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.22.(3)
Fourth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.23.(3)
Fourth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.24.(3)
9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of February 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.25.(3)
First Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of March 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.26.(3)
Second Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.27.(4)
Fourteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.28.(4)
Fifth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.29.(4)
Fifth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.30.(4)
Third Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.31.(6)
Fifteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.32.(6)
Sixth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.33.(6)
Sixth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.34.(6)
Fourth Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.35.(8)
Sixteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.36.(8)
Seventh Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.37.(8)
Seventh Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of August 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.38.(8)
Eighth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.39.(8)
Fifth Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of August 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.40.(8)
Sixth Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.41.(8)
5.750% Senior Secured Notes due 2020 Indenture, dated as of September 28, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.6.42.(8)
First Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.43.(8)
Seventeenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.44.(8)
Eighth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.45.(8)
Ninth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.46.(8)
Seventh Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.47.(8)
Second Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.48.(15)
First Senior Notes Supplemental Indenture dated as of February 14, 2014, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon, London Branch, as paying agent.

2.6.49.(15)
First Senior Subordinated Notes Supplemental Indenture dated as of February 14, 2014, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon, London Branch, as paying agent.

2.6.50.(15)
Twenty-Seventh Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of May 4, 2010, as amended or supplemented.

2.6.51.(15)
Twenty-Sixth Senior Secured Notes Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of October 15, 2010, as amended or supplemented.

2.6.52.(15)
Twenty-Sixth Senior Notes Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of October 15, 2010, as amended or supplemented.

2.6.53.(15)
Twenty-Fourth Senior Secured Notes Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.54.(15)
Twenty-Fourth Senior Notes Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.55.(15)
Fifteenth Senior Secured Notes Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of August 9, 2011, as amended or supplemented.

2.6.56.(15)
Sixteenth Senior Notes Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of August 9, 2011, as amended or supplemented.

2.6.57.(15)
Fourteenth Senior Notes Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of February 15, 2012, as amended or supplemented.

2.6.58.(15)
Ninth Senior Secured Notes Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of September 28, 2012, as amended or supplemented.

2.6.59.(15)
Third Senior Notes Supplemental Indenture dated as of December 18, 2014, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, and The Bank of New York Mellon, London Branch, as paying agent, to the indenture dated as of November 15, 2013, as amended or supplemented.

2.6.60.(15)
Third Senior Subordinated Notes Supplemental Indenture dated as of December 18, 2014, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, and The Bank of New York Mellon, London Branch, as paying agent, to the indenture dated as of December 10, 2013, as amended or supplemented.

2.6.61.(15)
Twenty-Sixth Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of May 4, 2010, as amended or supplemented.

2.6.62.(15)
Twenty-Fifth Senior Secured Notes Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of October 15, 2010, as amended or supplemented.

2.6.63.(15)
Twenty-Fifth Senior Notes Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of October 15, 2010, as amended or supplemented.

2.6.64.(15)
Twenty-Third Senior Secured Notes Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.65.(15)
Twenty-Third Senior Notes Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.66.(15)
Fourteenth Senior Secured Notes Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of August 9, 2011, as amended or supplemented.

2.6.67.(15)
Fifteenth Senior Notes Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of August 9, 2011, as amended or supplemented.

2.6.68.(15)
Thirteenth Senior Notes Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of February 15, 2012, as amended or supplemented.

2.6.69.(15)
Eighth Senior Secured Notes Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of September 28, 2012, as amended or supplemented.

2.6.70.(15)
Second Senior Subordinated Notes Supplemental Indenture dated as of June 30, 2014, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, and The Bank of New York Mellon, London Branch, as paying agent, to the indenture dated as of December 10, 2013, as amended or supplemented.

2.6.71.(15)
Second Senior Notes Supplemental Indenture dated as of June 30, 2014, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, and The Bank of New York Mellon, London Branch, as paying agent, to the indenture dated as of November 15, 2013, as amended or supplemented.

2.6.72.(15)
Twenty-Fifth Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of May 4, 2010, as amended or supplemented.

2.6.73.(15)
Twenty-Fourth Senior Secured Notes Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of October 15, 2010, as amended or supplemented.

2.6.74.(15)
Twenty-Fourth Senior Notes Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of October 15, 2010, as amended or supplemented.

2.6.75.(15)
Twenty-Second Senior Secured Notes Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.76.(15)
Twenty-Second Senior Notes Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.77.(15)
Thirteenth Senior Secured Notes Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of August 9, 2011, as amended or supplemented.

2.6.78.(15)
Fourteenth Senior Notes Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of August 9, 2011, as amended or supplemented.

2.6.79.(15)
Twelfth Senior Notes Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of February 15, 2012, as amended or supplemented.

2.6.80.(15)
Seventh Senior Secured Notes Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of September 28, 2012, as amended or supplemented.

2.7.	[Reserved]
2.8.	[Reserved]
2.9.	[Reserved]
2.10.	[Reserved]
2.11.	[Reserved]
2.12.	[Reserved]
2.12.1.	[Reserved]
2.12.2.	[Reserved]
2.12.3.	[Reserved]
2.12.4.	[Reserved]
2.12.5.	[Reserved]

2.12.6.	[Reserved]
2.12.7.	[Reserved]
2.12.8.	[Reserved]
2.12.9.	[Reserved]
2.12.10.	[Reserved]
2.12.11.	[Reserved]
2.12.12.	[Reserved]
2.12.13.	[Reserved]
2.12.14.	[Reserved]
2.12.15.(8)
Registration Rights Agreement to the 5.750% Senior Secured Notes due 2020, dated as of September 28, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., the Closing Date Guarantors and Credit Suisse Securities (USA) LLC

2.12.16.(8)	Joinder to the 5.750% Senior Secured Notes due 2020 Registration Rights Agreement, dated as of November 7, 2012, among certain additional note guarantors listed thereto
2.13.(2)
Collateral Agreement, dated as of November 5, 2009, among Reynolds Consumer Products Holdings Inc., Reynolds Group Holdings Inc., Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the grantors from time to time party thereto and The Bank Of New York Mellon, as collateral agent

2.13.1.	[Reserved]
2.13.2.(2)	Supplement No. 2 to the Collateral Agreement, dated as of February 2, 2010, between Closure Systems International Americas, Inc. and The Bank of New York Mellon, as collateral agent
2.13.3.(2)	Supplement No. 3 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and The Bank of New York Mellon, as collateral agent
2.13.4.	[Reserved]
2.13.5.	[Reserved]
2.13.6.(2)	Supplement No. 6 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Holding Corp. and The Bank of New York Mellon, as collateral agent
2.13.7.(2)	Supplement No. 7 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Paper Products Inc. and The Bank of New York Mellon, as collateral agent
2.13.8.(2)	Supplement No. 8 to the Collateral Agreement, dated as of May 4, 2010, between by BRPP, LLC and The Bank of New York Mellon, as collateral agent
2.13.9.	[Reserved]
2.13.10.	[Reserved]
2.13.11.	[Reserved]
2.13.12.	[Reserved]
2.13.13.	[Reserved]
2.13.14.	[Reserved]
2.13.15.(2)	Supplement No. 16 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon, as collateral agent
2.13.16.	[Reserved]
2.13.17.	[Reserved]
2.13.18.	[Reserved]
2.13.19.(2)	Supplement No. 20 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Germany Holdings Inc. and The Bank of New York Mellon, as collateral agent
2.13.20.(2)	Supplement No. 21 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv International Holdings Inc. and The Bank of New York Mellon, as collateral agent
2.13.21.(2)	Supplement No. 22 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Management Company LLC and The Bank of New York Mellon, as collateral agent
2.13.22.(2)	Supplement No. 23 to the Collateral Agreement, dated as of November 16, 2010, between PCA West Inc. and The Bank of New York Mellon, as collateral agent
2.13.23.	[Reserved]
2.13.24.	[Reserved]
2.13.25.(2)	Supplement No. 26 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Packaging Inc. (formerly PWP Industries, Inc.) and The Bank of New York Mellon, as collateral agent
2.13.26.	[Reserved]
2.13.27.	[Reserved]
2.13.28.(2)	Supplement No. 29 to the Collateral Agreement, dated as of August 19, 2011, between Bucephalas Acquisition Corp. and The Bank of New York Mellon
2.13.29.(2)	Supplement No. 30 to the Collateral Agreement, dated as of September 8, 2011, between Graham Packaging Company Inc. and The Bank of New York Mellon
2.13.30.(2)	Supplement No. 31 to the Collateral Agreement, dated as of September 8, 2011, between GPC Holdings LLC and The Bank of New York Mellon

2.13.31.(2)	Supplement No. 32 to the Collateral Agreement, dated as of September 8, 2011, between BCP/Graham Holdings LLC and The Bank of New York Mellon
2.13.32.(2)	Supplement No. 33 to the Collateral Agreement, dated as of October 14, 2011, between Reynolds Manufacturing, Inc. and The Bank of New York Mellon
2.13.33.(2)	Supplement No. 34 to the Collateral Agreement, dated as of October 14, 2011, between RenPac Holdings Inc. and The Bank of New York Mellon
2.13.34.(3)	Supplement No. 35 to the Collateral Agreement, dated as of March 20, 2012, between certain additional guarantors and The Bank of New York Mellon
2.13.35.	[Reserved]
2.13.36.(8)	Supplement No. 37 to the Collateral Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon
2.13.37.(9)
Supplement No. 38 to the Collateral Agreement dated as of November 5, 2009, dated as of April 9, 2013, among Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products, Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and The Bank of New York Mellon, as collateral agent

2.13.38.(10)
Supplement No. 39 to the Collateral Agreement dated as of November 5, 2009, dated as of November 15, 2013, among Reynolds Group Holdings Inc, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products, Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and The Bank of New York Mellon, as collateral agent

2.14.(2)
First Lien Intercreditor Agreement, dated as of November 5, 2009, among The Bank of New York Mellon, as collateral agent, Credit Suisse, as representative under the Credit Agreement, The Bank of New York Mellon, as representative under the Indenture, each grantor and each additional representative from time to time party thereto

2.14.1.(2)	Amendment No. 1 and Joinder to the First Lien Intercreditor Agreement, dated January 21, 2010
2.14.2.(2)
Joinder to the First Lien Intercreditor Agreement, dated as of November 16, 2010, among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity

2.14.3.(2)
Joinder to the First Lien Intercreditor Agreement, dated as of February 1, 2011, among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, The Bank of New York Mellon, as Representative under the Indenture dated October 15, 2010, The Bank of New York Mellon and Wilmington Trust (London) Limited, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity

2.14.4.(2)
Joinder to the First Lien Intercreditor Agreement, dated as of September 8, 2011, among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, The Bank of New York Mellon, as Representative under the Indenture dated October 15, 2010, The Bank of New York Mellon, as Representative under the Indenture dated February 1, 2011, The Bank of New York Mellon and Wilmington Trust (London) Limited, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity

2.14.5.(8)
Joinder to the First Lien Intercreditor Agreement, dated as of September 28, 2012, among The Bank of New York Mellon and Wilmington Trust (London) Limited, as collateral agents for the Secured Parties, Credit Suisse AG, as Representative for the Credit Agreement Secured Parties, The Bank of New York Mellon, as Representative for the Indenture Secured Parties, The Bank of New York Mellon, as Representative under the Indenture dated October 15, 2010, The Bank of New York Mellon, as Representative under the Indenture dated February 1, 2011, The Bank of New York Mellon, as Representative under the Indenture dated August 9, 2011, The Bank of New York Mellon and Wilmington Trust (London) Limited, each Grantor party thereto and each additional Representative from time to time party thereto for the Additional Secured Parties of the Series with respect to which it is acting in such capacity

2.15.(2)
Amendment and Restatement Agreement, dated as of November 5, 2009, relating to an Intercreditor Agreement dated May 11, 2007, between, among others, Reynolds Group Holdings Limited (formerly Rank Group Holdings Limited), Beverage Packaging Holdings (Luxembourg) I S.A. (formerly Rank Holdings I S.A.), Beverage Packaging Holdings (Luxembourg) II S.A. (formerly Rank Holdings II S.A.), Credit Suisse AG, Cayman Islands Branch (formerly Credit Suisse Cayman Islands Branch) as administrative agent, Credit Suisse AG (formerly Credit Suisse) as senior issuing bank, The Bank of New York Mellon as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG (formerly Credit Suisse) as security trustee

2.15.1.(2)	Form of Accession Deed to the Intercreditor Agreement
2.15.2.(2)	Schedule to Form of Accession Deed to the Intercreditor Agreement
2.15.3.(2)	Amendment Agreement, dated as of November 5, 2010, relating to an Intercreditor Agreement dated May 11, 2007
2.15.4.(2)
Accession Agreement, dated November 16, 2010, by The Bank of New York Mellon, as trustee for certain senior secured notes due 2019 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.5.(2)
Accession Agreement, dated February 1, 2011, by The Bank of New York Mellon, as trustee for certain senior secured notes due 2021 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.6.(2)
Accession Agreement, dated September 8, 2011, by The Bank of New York Mellon, as trustee for certain senior secured notes due 2019 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.7.(3)
Accession Deed to the Intercreditor Agreement, dated March 20, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.8.(8)
Accession Agreement, dated September 28, 2012, by The Bank of New York Mellon, as trustee for certain senior secured notes due 2020 to the Intercreditor Agreement, dated May 11, 2007 and made between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high yield noteholders trustee and Credit Suisse AG, as security trustee

2.15.9.(8)
Accession Deed to the Intercreditor Agreement, dated November 7, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.10.(8)
Accession Deed to the Intercreditor Agreement, dated December 14, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.11.(10)
Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated June 15, 2013, among Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, as security trustee

2.15.12.(10)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated November 15, 2013, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto
2.15.13.(9)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated April 9, 2013, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto
2.16.(9)
Intercreditor Agreement, dated November 15, 2013, between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Credit Suisse AG, as administrative agent and The Bank of New York Mellon as high yield noteholders trustee

2.17.(15)	Accession Deed to the Intercreditor Agreement dated November 15, 2013, dated as of February 14, 2014 by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto.
2.18.(1)	Form of 8.500% Senior Note due 2018 (included in Exhibit 4.2 hereto)
2.19.(1)	Form of 7.125% Senior Secured Note due 2019 (included in Exhibit 4.3 hereto)
2.20.(1)	Form of 9.000% Senior Note due 2019 (included in Exhibit 4.4 hereto)
2.21.(1)	Form of 6.875% Senior Secured Note due 2021 (included in Exhibit 4.5 hereto)
2.21.1.(1)	Form of 8.250% Senior Note due 2021 (included in Exhibit 4.6 hereto)
2.22.(1)	Form of 7.875% Senior Secured Note due 2019 (included in Exhibit 4.6.12 hereto)
2.22.1.(1)	Form of 9.875% Senior Note due 2019 (originally issued on August 9, 2011) (included in Exhibit 4.6.15 hereto)
2.22.2.	[Reserved]
2.22.3.(3)	Form of 9.875% Senior Note due 2019 (originally issued on February 15, 2012) (included in Exhibit 4.6.24 hereto)
2.22.4.(8)	Form of 5.750% Senior Secured Note due 2020 (included in Exhibit 4.6.41 hereto)
2.22.5.(9)	Form of 5.625% Senior Note due 2016 (included in Exhibit 4.2.1 hereto)
2.22.6.(9)	Form of 6.000% Senior Subordinated Note due 2017 (included in Exhibit 4.3.1 hereto)
2.23.(2)	Copyright Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.24.(2)	Patent Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.25.(2)	Trademark Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.26.(2)
Share Pledge Agreement relating to the Shares in Closure Systems International Deutschland GmbH, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent

2.27.(2)	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
2.28.(2)	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
2.29.(2)	Security Transfer Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent
2.30.(2)	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent
2.31.(2)	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent
2.32.(2)
Security Purpose Agreement relating to Land Charges, dated as of November 5, 2009, between Closure Systems International Deutschland Real Estate GmbH & Co KG and The Bank of New York Mellon as collateral agent

2.33.(2)
Share Pledge Agreement relating to the Shares in Closure Systems International Holdings (Germany) GmbH, dated as of November 5, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.34.(2)	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent
2.35.(2)	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent

2.36.(2)
Share Pledge Agreement relating to the Shares in SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG International Services GmbH, SIG Information Technology GmbH, SIG Combibloc GmbH and SIG Combibloc Holdings GmbH, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent

2.37.	[Reserved]
2.38.	[Reserved]
2.39.(2)	Share Pledge Agreement relating to the Shares in SIG Combibloc Holding GmbH, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.40.(2)	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.41.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.42.(2)
Share Pledge Agreement relating to the Shares in SIG Combibloc Systems GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and SIG Combibloc GmbH, dated as of November 5, 2009, between SIG Combibloc Holding GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent

2.43.(2)	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
2.44.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
2.45.(2)	Security Transfer Agreement, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
2.46.(2)
Security Transfer Agreement and Assignment Agreement Regarding Intellectual Property Rights, dated as of November 5, 2009, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent

2.47.(2)	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
2.48.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
2.49.(2)	Security Transfer Agreement, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
2.50.(2)
Security Transfer Agreement and Assignment Agreement Regarding Intellectual Property Rights, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent

2.51.(2)
Share Pledge Agreement relating to the Shares in SIG Combibloc Zerspanungstechnik GmbH, dated as of November 5, 2009, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent

2.52.(2)	Global Assignment Agreement, dated as of November 5, 2009, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
2.53.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
2.54.(2)	Security Transfer Agreement, dated as of November 5, 2009, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
2.55.(2)	Pledge Agreement relating to the Shares in SIG Euro Holding AG & Co. KGaA, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.56.(2)	Global Assignment Agreement, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent
2.57.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent
2.58.(2)	Global Assignment Agreement, dated as of November 5, 2009, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
2.59.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
2.60.(2)	Global Assignment Agreement, dated as of November 5, 2009, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent
2.61.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent
2.62.(2)	Global Assignment Agreement, dated as of November 5, 2009, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent
2.63.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent
2.64.(2)
Pledge Over Bank Accounts, dated as of November 5, 2009, between Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.65.	[Reserved]
2.66.(2)
Pledge Over Bank Accounts, dated as of November 5, 2009, between Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.67.	[Reserved]
2.68.(2)
Specific Security Deed in respect of Reynolds Group Holdings Limited's shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.69.	[Reserved]
2.70.	[Reserved]
2.71.(2)
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) I S.A. (Luxembourg Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.72.	[Reserved]
2.73.	[Reserved]
2.74.(2)
Pledge Over Receivables from Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.75.(2)
Luxembourg Pledge Agreement Profit Participating Bonds issued by Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.76.(2)	Pledge Over Bank Accounts, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent
2.77.(2)
Pledge Over Receivables from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent

2.78.	[Reserved]
2.79.	[Reserved]
2.80.(2)
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.81.(2)	Pledge over Bank Accounts, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
2.82.(2)
Pledge over Receivables from Beverage Packaging Holdings (Luxembourg) I S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent

2.83.(2)
Pledge Over Shares Agreement in Reynolds Group Issuer (Luxembourg) S.A., dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.84.(2)
Pledge Over Receivables (relating to Beverage Packaging Holdings (Luxembourg) III S.à r.l.), dated as of November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A. and The Bank of New York Mellon as collateral agent

2.85.(2)	Pledge over Bank Accounts, dated as of November 5, 2009, between Reynolds Group Issuer (Luxembourg) S.A. and The Bank of New York Mellon as collateral agent
2.86.(2)
Deed of Pledge of Registered Shares in Closure Systems International B.V., dated as of November 5, 2009, between Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.87.(2)
Disclosed Pledge of Bank Accounts, dated as of November 5, 2009, between Closure Systems International B.V., Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.88.(2)
Deed of Pledge of Registered Shares in Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.), dated as of November 5, 2009, between Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent

2.89.(2)	General Security Deed, dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
2.90.(2)	Pledge of Registered Shares in SIG allCap AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.91.(2)	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.92.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.93.(2)	Receivables Assignment, dated as of November 5, 2009, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.94.(2)	Pledge of Registered Shares in SIG Combibloc Group AG, dated as of November 5, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
2.95.(2)	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.96.(2)	Account Pledge Agreement, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.97.(2)	Receivables Assignment, dated as of November 5, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.98.(2)	Pledge of Registered Shares in SIG Combibloc (Schweiz) AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.99.(2)	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Combibloc (Schweiz) AG and The Bank of New York Mellon as collateral agent
2.100.(2)	Receivables Assignment, dated as of November 5, 2009, between SIG Combibloc (Schweiz) AG and The Bank of New York Mellon as collateral agent
2.101.(2)	Intellectual Property Rights Pledge, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.102.	[Reserved]

2.103.	[Reserved]
2.104.	[Reserved]
2.105.	[Reserved]
2.106.(2)	Pledge of Registered Shares in SIG Technology AG, dated as of November 5, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.107.(2)	Assignment of Bank Accounts, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.108.(2)	Receivables Assignment, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.109.(2)	Intellectual Property Rights Pledge, dated as of November 5, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.110.(2)	Security Over Shares Agreement in CSI Latin American Holdings Corporation, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
2.111.	[Reserved]
2.112.(2)
Canadian Pledge Agreement in Shares of Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.), dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.113.(2)
Canadian General Security Agreement, dated as of December 2, 2009, between Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent

2.114.	[Reserved]
2.115.(2)
Pledge over Receivables Agreement (relating to Beverage Packaging Holdings (Luxembourg) I S.A.) (Luxembourg law), dated as of December 2, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent

2.116.(2)
Security Assignment of Contractual Rights Under a Specific Contract, dated as of December 2, 2009, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent

2.117.(2)	Security Transfer and Assignment Agreement Regarding Intellectual Property Rights, dated as of December 2, 2009, between SIG Finanz AG and The Bank of New York Mellon as collateral agent
2.118.(2)	Security Transfer and Assignment Agreement Regarding Intellectual Property Rights, dated as of December 2, 2009, between SIG Technology AG and The Bank of New York Mellon as collateral agent
2.119.(2)
Security Over Shares Agreement in Closure Systems International (UK) Limited, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.120.	[Reserved]
2.121.(2)
Security Over Shares Agreement in Reynolds Consumer Products (UK) Limited, dated as of December 2, 2009, between Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) and The Bank of New York Mellon as collateral agent

2.122.	[Reserved]
2.123.	[Reserved]
2.124.	[Reserved]
2.125.	[Reserved]
2.126.(2)	Pledge Over Registered Shares of SIG Combibloc Procurement AG, dated as of December 2, 2009, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent
2.127.(2)	Assignment of Bank Accounts, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.128.(2)	Account Pledge Agreement, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.129.(2)	Receivables Assignment, dated as of December 2, 2009, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.130.	[Reserved]
2.131.(2)
Pledge Agreement Over Inventory, Equipment and Other Assets, dated January 29, 2010, granted by Closure Systems International (Brazil) Sistemas de Vedação Ltda. in favour of The Bank of New York Mellon as collateral agent

2.132.(2)
Pledge Agreement Over Receivables and Other Credit Rights, dated January 29, 2010, granted by Closure Systems International (Brazil) Sistemas de Vedação Ltda. in favour of The Bank of New York Mellon as collateral agent

2.133.(2)	Accounts Pledge Agreement, dated January 29, 2010, granted by Closure Systems International (Brazil) Sistemas de Vedação Ltda. in favour of The Bank of New York Mellon as collateral agent
2.134.(2)
Quota Pledge Agreement, dated January 29, 2010, granted by Closure Systems International Holdings, Inc. (US) and Closure Systems International B.V. (Netherlands) in favour of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda.

2.135.(2)
Pledge of Quotas Agreement, dated January 29, 2010, entered into by Closure Systems International B.V. over its quotas in CSI Closure Systems Manufacturing de Centro America, S.R.L. in favour of Wilmington Trust (London) Limited as collateral agent

2.136.(2)
Partnership Interest Pledge Agreement relating to the interests in SIG Euro Holding AG & Co KGaA, dated January 29, 2010, by SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) in favour of The Bank of New York Mellon as collateral agent

2.137.	[Reserved]
2.138.	[Reserved]

2.139.	[Reserved]
2.140.	[Reserved]
2.141.	[Reserved]
2.142.	[Reserved]
2.143.	[Reserved]
2.144.	[Reserved]
2.145.(2)
Floating Lien Pledge Agreement, dated January 29, 2010, given by Bienes Industriales del Norte, S.A. de C.V., CSI Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V. (Mexico) and Tecnicos de Tapas Innovativas S.A. de C.V. (Mexico) in favour of The Bank of New York Mellon as collateral agent

2.146.(2)
Equity Interests Pledge Agreement, dated January 29, 2010, representing the capital stock of Bienes Industriales del Norte, S.A. de C.V., CSI Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V. and Tecnicos de Tapas Innovativas S.A. de C.V., given by the parent companies of such companies in favour of The Bank of New York Mellon as collateral agent

2.147.(2)
Pledge of Registered Shares of SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG), dated January 29, 2010, entered into by SIG Finanz AG in favour of The Bank of New York Mellon as collateral agent

2.148.(2)	Receivables Assignment, dated January 29, 2010, given by SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) in favour of The Bank of New York Mellon as collateral agent
2.149.(2)	Share Pledge Agreement in respect of SIG Combibloc Ltd., dated January 29, 2010, by SIG Combibloc Holding GmbH (Germany) in favour of Wilmington Trust (London) Limited as collateral agent
2.150.(2)	Conditional Assignment of Bank Accounts, dated January 29, 2010, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.151.(2)	Conditional Assignment of Receivables Agreement, dated January 29, 2010, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.151.1(15)	Supplemental Conditional Assignment of Receivables Agreement, dated February 24, 2014, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.151.2(15)	Supplemental Conditional Assignment of Receivables Agreement, dated April 14, 2014, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.151.3(15)	Supplemental Conditional Assignment of Receivables Agreement, dated June 13, 2014, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.151.4(15)	Supplemental Conditional Assignment of Receivables Agreement, dated August 7, 2014, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.151.5(15)	Supplemental Conditional Assignment of Receivables Agreement, dated October 16, 2014, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.151.6(15)	Supplemental Conditional Assignment of Receivables Agreement, dated December 12, 2014, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.152.	[Reserved]
2.153.	[Reserved]
2.154.(2)
Security Over Shares Agreement relating to shares of Closure Systems International (Hong Kong) Limited, dated February 25, 2010, entered into by SIG Finanz AG (Switzerland) in favour of Wilmington Trust (London) Limited as collateral agent

2.155.	[Reserved]
2.156.	[Reserved]
2.157.(2)	Share Pledge Agreement over shares in SIG Austria Holding GmbH, dated March 4, 2010, between SIG Finanz AG and Wilmington Trust (London) Limited
2.158.(2)	Share Pledge Agreement over shares in SIG Combibloc GmbH (Austria), dated March 4, 2010, between SIG Finanz AG and Wilmington Trust (London) Limited
2.159.(2)	Interest Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
2.160.(2)	Interest Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.161.(2)	Account Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.162.(2)	Account Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.163.(2)	Account Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
2.164.(2)	German Law Account Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.165.(2)	German Law Account Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.166.(2)	Confirmation and Amendment Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.167.(2)	Charge and Security Deposit Over Bank Accounts Agreement, dated March 4, 2010 between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited

2.168.(2)	Receivables Pledge Agreement, dated March 4, 2010, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited
2.169.(2)	Receivables Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited
2.170.(2)	Receivables Pledge Agreement, dated March 4, 2010, between SIG Combibloc GmbH (Austria) and Wilmington Trust (London) Limited
2.171.(2)	Pledge Agreement relating to the shares in SIG Euro Holding AG & Co. KGaA, dated March 4, 2010, between SIG Austria Holding GmbH and The Bank of New York Mellon
2.172.(2)
Pledge Over Receivables Agreement, dated February 23, 2010, and entered into between Beverage Packaging Holdings (Luxembourg) I S.A. as pledgor and the Collateral Agent in the presence of SIG Austria Holding GmbH and SIG Euro Holding AG & Co. KGaA, such pledge being granted over certain receivables held by Beverage Packaging Holdings (Luxembourg) I S.A. towards SIG Austria Holding GmbH and SIG Euro Holding AG & Co. KGaA under certain intercompany loan agreements

2.173.(2)	Patent Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent
2.174.(2)	Trademark Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent
2.175.(2)	Canadian General Security Agreement, dated as of December 2, 2009, entered into by Evergreen Packaging Canada Limited
2.176.(2)	Canadian Pledge Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging International B.V.
2.177.	[Reserved]
2.178.	[Reserved]
2.179.(2)	Pledge Over Shares Agreement in Evergreen Packaging (Luxembourg) S.à. r.l., dated as of May 4, 2010, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.180.(2)	Pledge Over Bank Account, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à. r.l. and The Bank of New York Mellon
2.181.(2)	Pledge Over Receivables from SIG Combibloc Holding GmbH, dated as of May 4, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon
2.182.	[Reserved]
2.183.	[Reserved]
2.184.(2)
Deed of Pledge of Registered Shares in Evergreen Packaging International B.V., dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à. r.l. and The Bank of New York Mellon as collateral agent

2.185.(2)	Disclosed Pledge of Bank Accounts, dated as of May 4, 2010, between Evergreen Packaging International B.V. and The Bank of New York Mellon as collateral agent
2.186.(2)
Amendment to the Quota Pledge Agreement, dated as of May 4, 2010, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda.

2.187.(2)
Amendment to the Pledge Agreement Over Receivables and Other Credit Rights, dated as of May 4, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent

2.188.(2)	Amendment to the Accounts Pledge Agreement, dated May 4, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent
2.189.(2)
Amendment to the Pledge Agreement over Inventory, Equipment and Other Assets, dated May 4, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent

2.190.(2)	Amendment to the Accounts Pledge Agreement, dated May 4, 2010, between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent
2.191.(2)	Amendment to the Pledge Agreement Over Receivables and Other Credit Rights, dated as of May 4, 2010, between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent
2.192.(2)
Amendment to the Quota Pledge Agreement, dated as of May 4, 2010, granted by SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA) in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Beverages Brasil Ltda.

2.193.(2)
Amendment to the Quota Pledge Agreement, dated as of August 27, 2010, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.194.(2)
Confirmation and Amendment Agreement relating to non-notarial accessory security, dated as of May 4, 2010, between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International (Germany) GmbH, SIG Combibloc GmbH, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG International Services GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), SIG Combibloc Zerspanungstechnik GmbH, Closure Systems International Deutschland GmbH, SIG Combibloc Group AG, SIG Finanz AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG allCap AG, SIG Combibloc Procurement AG and SIG Reinag AG and The Bank of New York Mellon as collateral agent

2.195.(2)
Confirmation and Amendment Agreement relating to non-accessory security, dated as of May 4, 2010, between SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Combibloc Zerspanungstechnik GmbH, SIG International Services GmbH, Closure Systems International (Germany) GmbH, SIG Information Technology GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH), Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Finanz AG and SIG Technology AG and The Bank of New York Mellon as collateral agent

2.196.(2)
Confirmation and Amendment Agreement relating to notarial share pledges, dated May 4, 2010, between SIG Combibloc Group AG, SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International Holdings (Germany) GmbH and Closure Systems International B.V. and The Bank of New York Mellon as collateral agent

2.197.(2)
Confirmation and Amendment Agreement relating to a share pledge agreement over shares in SIG Euro Holding AG & Co. KGaA, dated May 4, 2010, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent

2.198.	[Reserved]
2.199.	[Reserved]
2.200.	[Reserved]
2.201.	[Reserved]
2.202.	[Reserved]
2.203.	[Reserved]
2.204.	[Reserved]
2.205.(2)
Amendment Agreement relating to a Quota Charge Agreement over the quota in CSI Hungary Manufacturing and Trading Limited Liability Company, dated May 4, 2010, between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent

2.206.(2)
Confirmation Agreement, dated May 4, 2010, between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Issuer (Luxembourg) S.A., SIG Finance (Luxembourg) S.à r.l., Closure Systems International (Luxembourg) S.à r.l., Reynolds Consumer Products (Luxembourg) S.à r.l. and SIG Asset Holdings Limited and The Bank of New York Mellon as collateral agent

2.207.(2)
Acknowledgment Agreement to an equity interests pledge agreement, dated May 4, 2010, between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems Internacional B.V., CSI Mexico LLC, CSI en Saltillo S. de R.L. de C.V., Closure Systems Mexico Holdings LLC and The Bank of New York Mellon as collateral agent

2.208.(2)
Acknowledgment Agreement to a floating lien pledge agreement, dated May 4, 2010, between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V. and Tecnicos de Tapas Innovativas S.A. de C.V. in favour of The Bank of New York Mellon as collateral agent

2.209.(2)
Acknowledgment Agreement to an irrevocable security trust agreement with reversion rights, dated May 4, 2010, between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent

2.210.(2)
Confirmation and Amendment Agreement, dated May 4, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l, SIG Combibloc Group AG, SIG Finanz AG, SIG allCap AG, SIG Combibloc (Schweiz) AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG, SIG Combibloc Procurement AG, SIG Reinag AG and The Bank of New York Mellon as collateral agent

2.211.(2)	Confirmation Letter, dated May 4, 2010, from SIG Combibloc Ltd. to Credit Suisse AG as administrative agent and Wilmington Trust (London) Limited as collateral agent
2.212.(2)
Quota Pledge Agreement, dated March 30, 2010, granted by SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA) in favour of The Bank of New York Mellon as collateral agent and acknowledged by SIG Beverages Brasil Ltda. (Brasil)

2.213.(2)
Quota Pledge Agreement, dated March 30, 2010, granted by SIG Austria Holding GmbH in favour of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda. (Brasil)

2.214.(2)	Pledge Agreement Over Receivables and Other Credit Rights, dated March 30, 2010, granted by SIG Combibloc do Brasil Ltda. (Brasil) in favour of The Bank of New York Mellon as collateral agent
2.215.(2)	Accounts Pledge Agreement, dated March 30, 2010, granted by SIG Combibloc do Brasil Ltda. (Brasil) in favour of The Bank of New York Mellon as collateral agent
2.216.(2)	Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated June 28, 2010
2.217.(2)	Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated June 28, 2010
2.218.(2)	Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent
2.219.(2)	General Security Deed, dated as of May 28, 2010, between Whakatane Mill Limited and Wilmington Trust (London) Limited as collateral agent
2.220.(2)	Specific Security Deed in respect of the shares of Whakatane Mill Limited, dated as of May 28, 2010, between SIG Combibloc Holding GmbH and Wilmington Trust (London) Limited as collateral agent
2.221.(2)	Security Over Shares Agreement granted by SIG Combibloc Holding GmbH, dated August 16, 2010
2.222.(2)
Confirmation Agreement to Austrian Law Security Documents, dated August 27, 2010, between SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited as collateral agent

2.223.(2)
Canadian General Security Agreement, dated as of September 1, 2010, between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent

2.224.	[Reserved]
2.225.(2)	Deed of Hypothec granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010
2.226.(2)	Bond Pledge Agreement granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010
2.227.(2)	Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010
2.228.(2)
Floating Lien Pledge Agreement, dated September 1, 2010, between Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice Mexico, S. de R.L. de C.V.), Reynolds Metals Company de Mexico, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent

2.229.(2)
Partnership Interests Pledge Agreement, dated September 1, 2010, between Reynolds Packaging International B.V., Closure Systems International B.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and The Bank of New York Mellon, and acknowledged by Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice Mexico, S. de R.L. de C.V.)

2.230.(2)	Disclosed Pledge of Bank Accounts, dated September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon
2.231.(2)	Deed of Pledge of Registered Shares, dated September 1, 2010, between Closure Systems International B.V., Reynolds Packaging International B.V. and The Bank of New York Mellon
2.232.(15)	Assignment Agreement, dated October 15, 2014, between Closure Systems International B.V., Pactiv Canada Inc. and The Bank of New York Mellon
2.233.	[Reserved]
2.234.(2)	Security Over Shares Agreement relating to shares in Ivex Holdings, Ltd., dated September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent
2.235.	[Reserved]
2.236.	[Reserved]
2.237.(2)	Copyright Security Agreement, dated as of November 16, 2010, among Pactiv Corporation (now known as Pactiv LLC), a Delaware corporation and The Bank of New York Mellon as collateral agent
2.238.(2)	Patent Security Agreement, dated as of November 16, 2010, among the grantors listed on thereto and The Bank of New York Mellon
2.239.(2)	Trademark Security Agreement, dated as of November 16, 2010, among the grantors listed on thereto and The Bank of New York Mellon as collateral agent
2.240.(2)	Canadian General Security Agreement granted by 798795 Ontario Limited (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.241.	[Reserved]
2.242.(2)	Canadian General Security Agreement granted by Newspring Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.243.	[Reserved]
2.244.(2)	Canadian General Security Agreement granted by Pactiv Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.245.	[Reserved]
2.246.	[Reserved]
2.247.	[Reserved]
2.248.	[Reserved]
2.249.(2)
Second Amendment to Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedação Ltda. between Closure Systems International B.V. and Closure Systems International Holdings Inc. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.250.(2)
Second Amendment to Pledge Agreement Over Receivables and Other Credit Rights between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.251.(2)	Second Amendment to Accounts Pledge Agreement between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.252.(2)
Second Amendment to Pledge Agreement Over Inventory, Equipment and Other Assets between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.253.(2)	Second Amendment to Accounts Pledge Agreement between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.254.(2)	Second Amendment to Pledge Agreement Over Receivables and Other Credit Rights between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.255.(2)
Second Amendment to Quota Pledge Agreement over quotas in SIG Beverages Brasil Ltda. between SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA) and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.256.(2)	Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
2.257.(2)	Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.258.(2)	Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.259.(2)	Deed of Hypothec between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
2.260.(2)	Bond Pledge Agreement between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.261.(2)	Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.262.(2)
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

2.263.(2)
Share Pledge Agreements between SIG Combibloc Group AG, SIG Euro Holding AG & Co. KGaA, SIG Combibloc Systems GmbH, SIG Combibloc Holding GmbH, Closure Systems International Holdings (Germany) GmbH and Closure Systems International B.V. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.264.(2)
Junior Share and Partnership Interest Pledge Agreement relating to shares and interests in SIG Euro Holding AG & Co. KGaA between SIG Combibloc Group AG and SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.265.(2)	Account Pledge Agreement between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.266.(2)	Account Pledge Agreement between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.267.	[Reserved]
2.268.(2)	Account Pledge Agreement between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.269.(2)	Account Pledge Agreement between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.270.(2)	Account Pledge Agreement between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.271.(2)	Account Pledge Agreement between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.272.(2)	Account Pledge Agreement between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.273.(2)	Account Pledge Agreement between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.274.(2)	Account Pledge Agreement between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.275.(2)	Account Pledge Agreement between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.276.	[Reserved]
2.277.(2)	Account Pledge Agreement between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.278.(2)	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.279.(2)	Account Pledge Agreement between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.280.	[Reserved]
2.281.	[Reserved]
2.282.(2)
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.283.(15)
Partnership Interest Pledge Agreement relating to the Partnership Interest in CSI en Saltillo S. de R.L. de C.V., dated as of January 15, 2014, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent (English version)

2.284.	[Reserved]
2.285.	[Reserved]
2.286.	[Reserved]
2.287.	[Reserved]
2.288.	[Reserved]
2.289.	[Reserved]
2.290.	[Reserved]
2.291.	[Reserved]
2.292.	[Reserved]
2.293.(2)
Amendment Agreement No. 2 relating to a Quota Charge Agreement over the quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.294.(2)
Confirmation Agreement between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l., SIG Finance (Luxembourg) S.à r.l., Reynolds Group Issuer (Luxembourg) S.A., Closure Systems International (Luxembourg) S.à r.l., Reynolds Consumer Products (Luxembourg) S.à r.l., Evergreen Packaging (Luxembourg) S.à r.l., SIG Asset Holdings Limited and SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.295.(2)
Acknowledgment Agreement in respect of the equity/partnership interests pledge agreements between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.296.(2)
Acknowledgment Agreement in respect of the floating lien pledge agreements between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V., Tecnicos de Tapas Innovativas S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice Mèxico, S, de R.L. de C.V.) and The Bank of New York Mellon as collateral agent (Spanish and English versions), dated November 16, 2010

2.297.(2)
Acknowledgment Agreement in respect of a security trust agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent (Spanish and English versions), dated November 16, 2010

2.298.(2)
Confirmation and Amendment Agreement between Beverage Packaging Holdings (Luxembourg) III S.à r.l., SIG Combibloc Group AG, SIG allCap AG, SIG Combibloc (Schweiz) AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG, SIG Combibloc Procurement AG and SIG Reinag AG and The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.299.(2)
Confirmation Letter from SIG Combibloc Ltd. to Credit Suisse AG as administrative agent and Wilmington Trust (London) Limited as collateral agent, and acknowledged by Wilmington Trust (London) Limited, dated November 16, 2010

2.300.	[Reserved]
2.301.(2)
Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.302.	[Reserved]
2.303.(2)
Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.304.	[Reserved]
2.305.	[Reserved]
2.306.(2)
Deed of Confirmation and Amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.307.	[Reserved]
2.308.	[Reserved]
2.309.(2)
Deed of Confirmation and Amendment relating to a pledge of shares in SIG Combibloc Limited granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.310.	[Reserved]
2.311.	[Reserved]
2.312.	[Reserved]
2.313.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.314.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.315.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.316.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.317.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.318.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010

2.319.(2)
Second Amendment to Quota Pledge Agreement, dated as of January 14, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.320.(2)
Confirmation Agreement, dated January 14, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent

2.321.(2)	Account Pledge Agreement, dated January 14, 2011, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.322.(2)	Account Pledge Agreement, dated January 14, 2011, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.323.(2)	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KGaA, dated January 14, 2011, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon
2.324.(2)
Amendment Agreement No. 2 relating to a Charge and Security Deposit Over Bank Accounts Agreement, dated January 14, 2011, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent

2.325.(2)	Confirmation and Amendment Agreement, dated January 14, 2011, among SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.326.	[Reserved]
2.327.	[Reserved]
2.328.	[Reserved]
2.329.	[Reserved]
2.330.	[Reserved]
2.331.	[Reserved]
2.332.	[Reserved]
2.333.	[Reserved]
2.334.	[Reserved]
2.335.	[Reserved]
2.336.(2)
Confirmation Agreement between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.à r.l., Beverage Packaging Holdings (Luxembourg) II S.à r.l., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Issuer (Luxembourg) S.A., Evergreen Packaging (Luxembourg) S.à r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.337.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.338.(2)	Confirmation and Amendment Agreement between SIG Combibloc Group AG, Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011
2.339.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (relating to loans to SIG Euro and CSI B.V.) between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.340.(2)
Deed of Release in respect of an English law security assignment of contractual rights under a specific contract between Closure Systems International (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.341.(2)
Deed of Release in respect of an English law security assignment of contractual rights under a specific contract between Reynolds Consumer Products (Luxembourg) S.à r.l. (succeeded by Beverage Packaging Holdings (Luxembourg) III S.à r.l.) and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.342.(2)
Security Assignment of Contractual Rights Under a Specific Contract between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.343.(2)
Acknowledgment Agreement in respect of an Equity Interests Pledge Agreement and Partnership Interests Pledge Agreement among Closure Systems International B.V., Evergreen Packaging International B.V., Reynolds Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 1, 2011

2.344.(2)
Acknowledgment Agreement in respect of the Floating Lien Pledge Agreements among Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Bienes Industriales del Norte, S.A. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice Mèxico, S. de R.L. de C.V.) and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.345.(2)	Acknowledgment Agreement in respect of a Security Trust Agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated February 1, 2011
2.346.(2)
Deed of Confirmation and Amendment in respect of a share pledge over Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011

2.347.	[Reserved]
2.348.(2)
Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011

2.349.(2)
Deed of Confirmation and Amendment in respect of a share pledge over Closure Systems International (UK) Limited between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.350.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (GLA) between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.351.	[Reserved]
2.352.(2)
Deed of Confirmation and Amendment in respect of a share pledge over Ivex Holdings, Ltd. between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.353.(2)
Deed of Confirmation and Amendment in respect of a share pledge over Reynolds Consumer Products (UK) Limited between Reynolds Consumer Packaging International B.V. (succeeded by Reynolds Packaging International B.V.) and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.354.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract (GLA) between Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.355.(2)	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated February 1, 2011

2.356.(2)	Confirmation and Amendment Agreement relating to non-accessory security between SIG Combibloc Group AG and The Bank of New York Mellon, dated
2.357.	[Reserved]
2.358.	[Reserved]
2.359.	[Reserved]
2.360.	[Reserved]
2.361.	[Reserved]
2.362.	[Reserved]
2.363.	[Reserved]
2.364.	[Reserved]
2.365.	[Reserved]
2.366.	[Reserved]
2.367.	[Reserved]
2.368.	[Reserved]
2.369.(2)	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon, dated February 9, 2011
2.370.	[Reserved]
2.371.(2)
Confirmation and Amendment Agreement relating to a non-accessory security (in respect of IP assignments, security transfer agreements, global assignment agreements and security purpose agreements) between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated February 9, 2011

2.372.	[Reserved]
2.373.	[Reserved]
2.374.	[Reserved]
2.375.	[Reserved]
2.376.	[Reserved]
2.377.	[Reserved]
2.378.(2)
Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011

2.379.(2)
Confirmation Agreement, dated February 9, 2011, among Reynolds Group Holding Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.A., Reynolds Group Issuer (Luxembourg) S.A., Evergreen Packaging (Luxembourg) S.à r.l. and The Bank of New York Mellon as collateral agent

2.380.(2)
Acknowledgment of Floating Lien Pledge Agreement among Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Bienes Industriales del Norte, S.A. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice México, S. de R.L. de C.V.) and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated February 9, 2011

2.381.(2)	Acknowledgment of Security Trust Agreement by CSI en Saltillo and The Bank of New York Mellon as collateral agent, dated February 9, 2011
2.382.(2)
Acknowledgment of Equity and Partnership Interests Pledge Agreements over Evergreen Packaging Mexico, Reynolds Metals and Maxpack (succeeded by Pactiv Foodservice México, S. de R.L. de C.V.) among Closure Systems International B.V., Evergreen Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 9, 2011

2.383.(2)	Confirmation and Amendment Agreement among SIG Combibloc Group AG, Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent, dated February 9, 2011
2.384.(2)	Confirmation Letter, dated February 9, 2011, by SIG Combibloc Ltd. to Credit Suisse AG, as administrative agent and Wilmington Trust (London) Limited as collateral agent
2.385.(2)
Third Amendment to the Quota Pledge Agreement, dated as of March 2, 2011, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda.

2.386.(2)
Fourth Amendment to the Pledge Agreement Over Receivables and Other Credit Rights between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011

2.387.(2)	Third Amendment to the Accounts Pledge Agreement between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011
2.388.(2)
Third Amendment to the Pledge Agreement Over Inventory, Equipment and Other Assets between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011

2.389.(2)	Third Amendment to the Accounts Pledge Agreement between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011
2.390.(2)	Fourth Amendment to the Pledge Agreement Over Receivables and Other Credit Rights between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011
2.391.(2)
Third Amendment to the Quota Pledge Agreement over quotas in SIG Beverages Brasil Ltda. between SIG Euro Holding AG & Co. KGaA and SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA) and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011

2.392.(2)
Third Amendment to the Quota Pledge Agreement, dated as of March 2, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.393.	[Reserved]
2.394.	[Reserved]
2.395.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent
2.396.	[Reserved]
2.397.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent
2.398.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.399.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent
2.400.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent
2.401.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG International Services GmbH and The Bank of New York Mellon as collateral agent
2.402.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent
2.403.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent
2.404.	[Reserved]
2.405.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG allCap AG and The Bank of New York Mellon as collateral agent
2.406.(2)	Account Pledge Agreement, dated as of March 2, 2011, between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent
2.407.(2)
Junior Share and Partnership Interest Pledge Agreement relating to the Shares in SIG Euro Holding AG & Co. KGaA among SIG Combibloc Group AG, SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) and The Bank of New York Mellon as collateral agent, dated as of March 2, 2011, and acknowledged by SIG Euro Holding AG & Co. KGaA

2.408.	[Reserved]
2.409.	[Reserved]
2.410.(2)	Share Pledge Agreement relating to the Shares in SIG Combibloc Holding GmbH between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent and pledgee
2.411.(2)
Share Pledge Agreement relating to the Shares in SIG Combibloc Systems GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and SIG Combibloc GmbH between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent and pledgee

2.412.(2)	Share Pledge Agreement relating to the Shares in SIG Combibloc Zerspanungstechnik GmbH between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent and pledgee
2.413.(2)
Share Pledge Agreement relating to the Shares in SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG International Services GmbH, SIG Information Technology GmbH, SIG Combibloc GmbH and SIG Combibloc Holdings GmbH between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent and pledgee

2.414.(2)
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

2.415.(2)	Confirmation and Amendment Agreement in respect of Luxembourg law security, dated as of March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent
2.416.(2)
Confirmation and Amendment Agreement relating to the Swiss law security documents, dated as of March 2, 2011, among SIG allCap AG, SIG Combibloc (Schweiz), SIG Combibloc Procurement AG, SIG Reinag AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG and The Bank of New York Mellon as collateral agent

2.417.(2)
Deed of Confirmation and Amendment Agreement in respect of the share pledge over SIG Combibloc Ltd., dated March 2, 2011, between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent

2.418.	[Reserved]
2.419.(2)	Account Pledge Agreement, dated as of March 2, 2011, between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent
2.420.(2)	Account Pledge Agreement, dated as of March 2, 2011, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent
2.421.(2)	Account Pledge Agreement, dated as of March 2, 2011, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent
2.422.	[Reserved]
2.423.(2)
Share Pledge Agreement relating to the Shares in Pactiv Deutschland Holdinggesellschaft mbH, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon as collateral agent and pledgee

2.424.(2)
Share Pledge Agreement relating to the Shares in Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac Gmbh, dated as of March 2, 2011, between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent and pledgee

2.425.	[Reserved]
2.426.(2)
Floating Lien Pledge Agreement, dated April 19, 2011, given by Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V. and Pactiv Mexico, S. de R.L. de C.V. in favour of The Bank of New York Mellon as collateral agent

2.427.(2)
Equity Interests Pledge Agreement, dated April 19, 2011, by Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., Central de Bolsas, S. de R.L. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Pactiv Corporation (now known as Pactiv LLC) and Pactiv International Holdings Inc. in favour of The Bank of New York Mellon as collateral agent

2.428.(15)	Assignment Agreement, dated October 15, 2014, between Grupo CSI de Mexico, S. de R.L. de C.V., Pactiv Canada Inc. and The Bank of New York Mellon
2.429.(15)	Assignment Agreement, dated October 27, 2014, between CSI en Saltillo, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and The Bank of New York Mellon
2.430.(15)	Assignment Agreement, dated December 18, 2014, between Pactiv Canada Inc., Reynolds Packaging International B.V. and The Bank of New York Mellon
2.431.(15)	Pledge over Shares Agreement, dated August 28, 2014, between Beverage Packaging Holdings (Luxembourg) III S.à r.l., The Bank of New York Mellon and Evergreen Packaging (Luxembourg) S.à r.l.
2.432.(15)	Share Pledge Agreement, dated December 18, 2014, between Reynolds Packaging International B.V., Pactiv-Omni Germany Holdings GmbH and The Bank of New York Mellon
2.433.(15)	Share Pledge Agreement, dated December 18, 2014, between Pactiv-Omni Germany Holdings GmbH, Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon
2.434.(15)
Deed of Sale, Transfer and Pledge of Shares in the capital of Reynolds Packaging International B.V. and Transfer of Contract Dated July 31, 2014 as amended on August 13, 2014 (re. The transfer of pledge agreements of the shares in Reynolds Packaging International B.V. from Closure Systems International B.V. to Beverage Packaging Holdings)

2.435.(15)	Amended and Restated Blanket Security over Shares Agreement, dated November 1, 2014, between The Bank of New York Mellon, the Secured Parties (defined therein) and Closure Systems International B.V.
2.436.(2)
Third Amendment to Quota Pledge Agreement, dated as of June 7, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.437.(2)
Confirmation Agreement, dated June 7, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent

2.438.(2)	Account Pledge Agreement, dated June 7, 2011, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.439.(2)	Account Pledge Agreement, dated June 7, 2011, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.440.(2)	Pledge Agreement relating to the Shares in SIG Euro Holding AG & Co. KGaA, dated June 7, 2011, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon
2.441.(2)
Amendment Agreement No. 3 relating to a Charge and Security Deposit Over Bank Accounts Agreement between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent, dated June 7, 2011

2.442.(2)	Confirmation and Amendment Agreement, dated June 7, 2011, among SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.443.(2)	NY Law Confirmation Agreement, dated August 5, 2011, by SIG Combibloc Ltd.
2.444.(2)
Amendment to Quota Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011, among Closures Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon

2.445.(2)	Amendment to Pledge Agreement over Receivables and other Credit Rights in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011
2.446.(2)	Amendment to Accounts Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011
2.447.(2)	Amendment to Pledge Agreement over Inventory, Equipment and other Assets in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011
2.448.(2)	Amendment to Accounts Pledge Agreement in favor of SIG Combibloc do Brasil Ltda., dated September 8, 2011
2.449.(2)	Amendment to Pledge Agreement over Receivables and other Credit Rights in favor of SIG Combibloc do Brasil Ltda., dated September 8, 2011
2.450.(2)	Amendment to Quota Pledge Agreement in favor of SIG Beverages Brasil Ltda., dated September 8, 2011, among SIG Beverages GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon
2.451.	[Reserved]
2.452.	[Reserved]
2.453.(2)	Account Pledge Agreement between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.454.	[Reserved]
2.455.(2)	Account Pledge Agreement between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.456.(2)	Account Pledge Agreement between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.457.(2)	Account Pledge Agreement, between SIG Vietnam Beteiligungs GmbH (now known as SIG Beteiligungs GmbH) and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.458.(2)	Account Pledge Agreement between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.459.(2)	Account Pledge Agreement between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.460.(2)	Account Pledge Agreement between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.461.(2)	Account Pledge Agreement between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.462.	[Reserved]
2.463.(2)	Account Pledge Agreement between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.464.(2)	Account Pledge Agreement between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.465.(2)	Account Pledge Agreement between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.466.(2)	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.467.	[Reserved]
2.468.(2)	Account Pledge Agreement between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.469.(2)	Account Pledge Agreement between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.470.	[Reserved]
2.471.(2)
Non-notarial share and interest pledge agreement relating to shares in SIG Euro Holding AG & Co. KGaA, among SIG Combibloc Group AG and SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG), dated September 8, 2011

2.472.(2)
Notarial Share Pledge Agreement in respect of Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Euro Holding AG & Co. KGaA, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Vietnam Beteiligungs GmbH (now known as SIG Beteilingungs GmbH), SIG Information, Technology GmbH, SIG International Services GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft mbH, Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac GmbH Verpackungsmittel, among Closure Systems International B.V., SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.473.(2)
Non-accessory Security Confirmation and Amendment Agreement in respect of IP Assignments, Security Transfer Agreements, Global Assignment Agreements and Security Purpose Agreements, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.474.	[Reserved]
2.475.	[Reserved]
2.476.	[Reserved]
2.477.	[Reserved]
2.478.(2)	Deed of Confirmation and Amendment relating to a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
2.479.(2)
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.480.(2)
Amendment Agreement No. 3 relating to a Quota Charge Agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011

2.481.	[Reserved]
2.482.	[Reserved]
2.483.	[Reserved]
2.484.(2)
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
2.487.(2)
Confirmation Agreement in respect of Luxembourg security regarding Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Evergreen Packaging (Luxembourg) S.à r.l., dated September 8, 2011, among SIG Combibloc Holding GmbH, Reynolds Group Holdings Limited and The Bank of New York Mellon

2.488.(2)
Acknowledgment Agreement in respect of a Floating Lien Pledge Agreement between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V., and Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice México, S. de R.L. de C.V.) and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.489.(2)	Acknowledgment Agreement in respect of a Security Trust Agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.490.(2)
Acknowledgment Agreement in respect of Equity Interests Pledge Agreement between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.491.(2)
Confirmation and Amendment Agreement between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and SIG Combibloc Group AG, and The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.492.	[Reserved]
2.493.	[Reserved]
2.494.	[Reserved]
2.495.	[Reserved]
2.496.(2)
Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.497.	[Reserved]
2.498.	[Reserved]
2.499.(2)
Deed of Confirmation and Amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.500.	[Reserved]
2.501.	[Reserved]
2.502.(2)
Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.503.	[Reserved]
2.504.	[Reserved]
2.505.	[Reserved]
2.506.(2)
Deed of Confirmation and Amendment relating to a pledge of shares in SIG Combibloc Ltd. granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.507.	[Reserved]
2.508.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.509.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.510.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by CSI Lux following the merger with CSI Lux and RCP Lux, by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.511.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.512.(2)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011

2.513.(2)	Fixed Charge over Account between Whakatane Mill Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
2.514.(2)	Share Pledge Amendment between SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
2.515.(2)
Fourth Amendment to Quota Pledge Agreement, dated as of October 14, 2011, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.516.(2)
Confirmation Agreement, dated October 14, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent

2.517.(2)	Account Pledge Agreement, dated October 14, 2011, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.518.(2)	Account Pledge Agreement, dated October 14, 2011, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.519.(2)	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KGaA, dated October 14, 2011, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon

2.520.(2)
Amendment Agreement No. 4 relating to a Charge and Security Deposit Over Bank Accounts Agreement between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent, dated October 14, 2011

2.521.(2)	Confirmation and Amendment Agreement, dated October 14, 2011, among SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.522.(3)
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) IV S.à r.l., dated as of March 20, 2012, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent

2.523.(3)
Pledge Over Shares Agreement in Beverage Packaging Factoring (Luxembourg) S.à r.l., dated as of March 20, 2012, between Beverage Packaging Holdings (Luxembourg) IV S.à r.l. and The Bank of New York Mellon as collateral agent

2.524.(8)
Eighth Amendment to Quota Pledge Agreement, dated as of November 7, 2012, granted by SIG Austria Holding GmbH in favor of The Bank of New York Mellon as collateral agent and acknowledged by SIG Combibloc do Brasil Ltda.

2.525.(8)
Confirmation Agreement, dated November 7, 2012, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent

2.526.(8)	Account Pledge Agreement, dated November 7, 2012, between SIG Austria Holding GmbH and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.527.(8)	Account Pledge Agreement, dated November 7, 2012, between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.528.(8)	Pledge Agreement relating to shares in SIG Euro Holding AG & Co. KGaA, dated November 7, 2012, among SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon
2.529.(8)
Amendment Agreement No. 5 relating to a Charge and Security Deposit Over Bank Accounts Agreement between SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent, dated November 7, 2012

2.530.(8)	Confirmation and Amendment Agreement, dated November 7, 2012, among SIG Combibloc GmbH & Co KG and Wilmington Trust (London) Limited in its capacity as additional collateral agent
2.531.(8)
Fifth Amendment to Quota Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated November 7, 2012, among Closures Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon

2.532.(8)
Seventh Amendment to Pledge Agreement over Receivables and other Credit Rights between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon, dated November 7, 2012

2.533.(8)	Fifth Amendment to Accounts Pledge Agreement between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon, dated November 7, 2012
2.534.(8)
Fifth Amendment to Pledge Agreement over Inventory, Equipment and other Assets between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon, dated November 7, 2012

2.535.(8)	Fifth Amendment to Accounts Pledge Agreement between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon, dated November 7, 2012
2.536.(8)	Seventh Amendment to Pledge Agreement over Receivables and other Credit Rights between SIG Combibloc do Brasil Ltda. and The Bank of New York Mellon, dated November 7, 2012
2.537.(8)
Fifth Amendment to Quota Pledge Agreement in favor of SIG Beverages Brasil Ltda., dated November 7, 2012, among SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon

2.538.	[Reserved]
2.539.	[Reserved]
2.540.(8)	Account Pledge Agreement between SIG Euro Holding AG & Co. KGaA and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.541.	[Reserved]
2.542.(8)	Account Pledge Agreement between SIG Combibloc GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.543.(8)	Account Pledge Agreement between SIG Combibloc Holding GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.544.(8)	Account Pledge Agreement between SIG Beteiligungs GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.545.(8)	Account Pledge Agreement between SIG Information Technology GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.546.(8)	Account Pledge Agreement between SIG International Services GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.547.(8)	Account Pledge Agreement between SIG Combibloc Systems GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.548.(8)	Account Pledge Agreement between SIG Combibloc Zerspanungstechnik GmbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.549.(8)	Account Pledge Agreement between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.550.(8)	Account Pledge Agreement between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.551.(8)	Account Pledge Agreement between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.552.(8)	Account Pledge Agreement between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.553.(8)	Account Pledge Agreement between SIG allCap AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.554.(8)	Account Pledge Agreement between SIG Combibloc Procurement AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.555.	[Reserved]
2.556.(8)
Non-notarial share and interest pledge agreement relating to shares in SIG Euro Holding AG & Co. KGaA, among SIG Combibloc Group AG and SIG Schweizerische Industrie-Gesellschaft AG, dated November 7, 2012

2.557.(8)
Notarial Share Pledge Agreement in respect of Closure Systems International Holdings (Germany) GmbH, Closure Systems International Deutschland GmbH, SIG Euro Holding AG & Co. KGaA, SIG Beverages Germany GmbH (now merged into SIG Euro Holding AG & Co. KGaA), SIG Combibloc GmbH, SIG Combibloc Holding GmbH, SIG Beteiligungs GmbH, SIG Information, Technology GmbH, SIG International Services GmbH, SIG Combibloc Systems GmbH, SIG Combibloc Zerspanungstechnik GmbH, Pactiv Deutschland Holdinggesellschaft mbH, Omni-Pac Ekco GmbH Verpackungsmittel and Omni-Pac GmbH Verpackungsmittel, among Closure Systems International B.V., SIG Combibloc Group AG and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.558.(8)
Non-accessory Security Confirmation and Amendment Agreement in respect of IP Assignments, Security Transfer Agreements, Global Assignment Agreements and Security Purpose Agreements, between SIG Combibloc Group AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.559.	[Reserved]
2.560.	[Reserved]
2.561.	[Reserved]
2.562.(8)
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.563.(8)
Deed of Confirmation and Amendment relating to a share charge over 65% shares in Graham Packaging Asia Limited between Graham Packaging Company, L.P. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.564.	[Reserved]
2.565.	[Reserved]
2.566.	[Reserved]
2.567.(8)
Amendment Agreement No. 6 relating to a Quota Charge Agreement over quotas in Closure Systems International Holdings (Hungary) Kft. (succeeded by CSI Hungary Kft.) between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.568.(8)
Confirmation Agreement in respect of Luxembourg security regarding Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I. S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated September 28, 2012, among Reynolds Group Holdings Limited, Graham Packaging Company, L.P. and The Bank of New York Mellon

2.569.(8)
Confirmation Agreement in respect of Luxembourg security regarding Beverage Packaging Holdings (Luxembourg) IV S.à r.l. and Evergreen Packaging (Luxembourg) S.à r.l., dated November 7, 2012, among SIG Combibloc Holding GmbH and The Bank of New York Mellon

2.570.(8)	Pledge over Receivables Agreement, dated November 7, 2012, between Beverage Packaging Holdings (Luxembourg) IV S.à r.l. and The Bank of New York Mellon
2.571.(8)	Pledge over CPECs Agreement, dated November 7, 2012, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon
2.572.(8)
Acknowledgment Agreement in respect of a Floating Lien Pledge Agreement between Bienes Industriales del Norte, S.A. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Grupo CSI de Mexico, S. de R.L. de C.V., Técnicos de Tapas Innovativas, S.A. de C.V., Evergreen Packaging México, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V., Pactiv México, S. de R.L. de C.V., Pactiv Foodservice México S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V. and Servicio Terrestre Jaguar, S.A. de C.V., and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.573.(8)	Acknowledgment Agreement in respect of a Security Trust Agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.574.(8)
Acknowledgment Agreement in respect of Equity Interests Pledge Agreement between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V., Pactiv México, S. de R.L. de C.V., Pactiv Foodservice México, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv LLC and Pactiv International Holdings Inc. and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.575.(8)
Confirmation and Amendment Agreement among Beverage Packaging Holdings (Luxembourg) III S.à r.l., SIG allCap AG, SIG Combibloc Group AG, SIG Combibloc (Schweiz) AG, SIG Combibloc Procurement AG, SIG Schweizerische Industrie-Gesellschaft AG, SIG Technology AG and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.576.	[Reserved]
2.577.	[Reserved]
2.578.	[Reserved]
2.579.	[Reserved]
2.580.(8)
Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.581.	[Reserved]
2.582.	[Reserved]

2.583.(8)
Deed of Confirmation and Amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.584.	[Reserved]
2.585.	[Reserved]
2.586.(8)
Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.587.	[Reserved]
2.588.(8)
Deed of Confirmation and Amendment relating to a pledge of shares in SIG Combibloc Ltd. granted by SIG Combibloc Holding GmbH in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.589.	[Reserved]
2.590.(8)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.591.(8)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.592.(8)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by CSI Lux following the merger with CSI Lux and RCP Lux, by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.593.(8)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.594.(8)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.595.(8)
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Consumer Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.596.(8)
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Presto Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.597.(8)	Security over Cash Agreement by Closure Systems International Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012
2.598.(8)
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) V S.A., dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.599.(8)	Pledge Over Bank Accounts Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon as collateral agent
2.600.(8)	Termination and Release Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
2.601.(9)
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Evergreen Packaging International B.V., dated as of December 31, 2013, between Evergreen Packaging (Luxembourg) S.à r.l. as pledgor, Evergreen Packaging International B.V. as the company and The Bank of New York Mellon as collateral agent

2.602.(9)
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Graham Packaging Holdings B.V., dated as of December 31, 2013, between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V. as the company and The Bank of New York Mellon as collateral agent

2.603.(9)
Deed of Pledge of Registered Shares in Graham Packaging Holdings B.V., dated as of June 1, 2012, between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V. as the company and The Bank of New York Mellon as collateral agent

2.604.(9)
Deed of Pledge of Registered Shares in Reynolds Packaging International B.V., dated as of December 4, 2012, between Closure Systems International B.V. as pledgor, Reynolds Packaging International B.V. as the company and The Bank of New York Mellon as collateral agent

2.605.(9)
Amendment Agreement in respect of (i) a Deed of Pledge of Registered Shares in the share capital of Reynolds Packaging International B.V. dated September 1, 2010 and (ii) Deed of Pledge of Registered Shares in the share capital of Reynolds Packaging International B.V. dated December 4, 2012, dated as of December 31, 2013, between Closure Systems International B.V. as pledgor, Reynolds Packaging International B.V. as the company and The Bank of New York Mellon as collateral agent

2.606.(9)
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Closure Systems International B.V., dated as of December 31, 2013, between Beverage Packaging Holdings (Luxembourg) VI S.à r.l. as the pledgor, Closure Systems International B.V. as the company and The Bank of New York Mellon as the collateral agent

2.607.(9)
Ninth Amendment to the Quota Pledge Agreement of SIG Combibloc do Brasil Ltda., dated as of August 15, 2013, between the Bank of New York Mellon, SIG Austria Holding GmbH and SIG Combibloc do Brasil Ltda.

2.608.(15)
Twelfth Amendment to the Quota Pledge Agreement of SIG Combibloc do Brasil Ltda., dated as of April 30, 2014, between the Bank of New York Mellon, SIG Austria Holding GmbH and SIG Combibloc do Brasil Ltda.

2.608.1(15)
Thirteenth Amendment to the Quota Pledge Agreement of SIG Combibloc do Brasil Ltda., dated as of October 13, 2014, between the Bank of New York Mellon, SIG Austria Holding GmbH and SIG Combibloc do Brasil Ltda.

2.609.(9)	Sixth Amendment to the Accounts Pledge Agreement, dated November 25, 2013, between SIG Combibloc do Brasil Ltda. as grantor and The Bank of New York Mellon as collateral agent
2.610.(9)	Trademark Security Agreement, dated as of April 9, 2013, between Spirit Foodservice, Inc. and the Bank of New York Mellon

2.611.(9)	Patent Security Agreement, dated as of April 9, 2013, between Spirit Foodservice, Inc. and the Bank of New York Mellon
2.612.(10)
Assignment Agreement, dated November 1, 2013, between Pactiv LLC, Pactiv NA II LLC and the Bank of New York Mellon with acknowledgment of Pactiv Mexico, S. de R.L. de C.V., in respect of an Equity Interests Pledge Agreement, dated April 19, 2011 (English version)

2.613.(9)
Assignment Agreement, dated December 17, 2013, between Pactiv International Holdings Inc., Pactiv Foodservice Mexico, S. de R.L. de C.V. and the Bank of New York Mellon with acknowledgment of Pactiv Mexico, S. de R.L. de C.V., in respect of an Equity Interests Pledge Agreement, dated April 19, 2011 (English version)

2.614.(9)
Assignment Agreement, dated December 17, 2013, between Pactiv NA II LLC, Reynolds Packaging International B.V. and the Bank of New York Mellon with acknowledgment of Pactiv Mexico, S. de R.L. de C.V., in respect of an Equity Interests Pledge Agreement, dated April 19, 2011 (English version)

2.615.(10)
Specific Security Deed, dated June 21, 2013, between Beverage Packaging Holdings (Luxembourg) I S.A. and Wilmington Trust (London) Limited in respect of certain deposit accounts located in New Zealand held by Beverage Packaging Holdings (Luxembourg) I S.A.

2.616.(10)	Security over Cash Agreement, dated November 1, 2013, given by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of the Bank of New York Mellon
2.617.(9)	Supplemental Conditional Assignment of Receivables Agreement, dated February 12, 2013, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.618.(9)	Supplemental Conditional Assignment of Receivables Agreement, dated April 2013, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.619.(9)	Supplemental Conditional Assignment of Receivables Agreement, dated June 14, 2013, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.620.(9)	Supplemental Conditional Assignment of Receivables Agreement, dated August 14, 2013, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.621.(9)	Supplemental Conditional Assignment of Receivables Agreement, dated October 10, 2013, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.622.(9)	Supplemental Conditional Assignment of Receivables Agreement, dated December 9, 2013, granted by SIG Combibloc Ltd. (Thailand) in favour of Wilmington Trust (London) Limited as collateral agent
2.623.(10)
Share Pledge Agreement relating to the shares in Beverage Packaging Holdings (Luxembourg) VI S.à r.l. , dated as of June 14, 2013, among Beverage Packaging Holdings (Luxembourg) III S.à r.l., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon as collateral agent

2.624.(10)	Account Pledge Agreement, dated as of June 14, 2013, between Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon as collateral agent
2.625.(10)
Share Pledge Agreement relating to shares of Beverage Packaging Holdings (Luxembourg) II S.A., dated as of December 10, 2013, among Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent

2.626.(10)	Luxembourg Law Account Pledge Agreement, dated as of December 10, 2013, between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon
2.627.(10)	New Zealand Law Share Pledge Agreement, dated as of December 10, 2013, between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon
2.628.(15)
Sixth Amendment to the Quota Pledge Agreement of Closure Systems International (Brazil) Sistemas de Vedacao Ltda. dated as of February 14, 2014 between The Bank of New York Mellon, Closure Systems International B.V., Closure Systems International Holdings Inc. and Closure Systems International (Brazil) Sistemas de Vadacao Ltda.

2.629.(15)
Ninth Amendment to the Pledge Agreement Over Receivables and Other Credit Rights dated as of February 14, 2014 between The Bank of New York Mellon and Closure Systems International (Brazil) Sistemas de Vadacao Ltda.

2.630.(15)	Sixth Amendment to the Accounts Pledge Agreement dated as of February 14, 2014 between The Bank of New York Mellon and Closure Systems International (Brazil) Sistemas de Vedacao Ltda.
2.631.(15)
Sixth Amendment to the Pledge Agreement Over Inventory, Equipment and Other Assets dated as of February 14, 2014 between The Bank of New York Mellon and Closure Systems International (Brazil) Sistemas de Vedacao Ltda.

2.632.(15)
Share Pledge Agreement dated as of February 14, 2014 between Pactiv Deutschland Holdinggesellschaft MBH, Omni-Pac Ekco GMBH Verpackungsmittel, Omni-Pac GMBH Verpackungsmittel and The Bank of New York Mellon.

2.633.(15)	Share Pledge Agreement dated as of February 14, 2014 between SIG Beteiligungs GMBH, Pactiv LLC, Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon.
2.634.(15)	Account Pledge Agreement dated as of February 14, 2014 between Omni-Pac Ekco GMGH Verpackungsmittel and The Bank of New York Mellon.
2.635.(15)	Account Pledge Agreement dated as of February 14, 2014 between Omni-Pac GMBH Verpackungsmittel and The Bank of New York Mellon.
2.636.(15)	Account Pledge Agreement dated as of February 14, 2014 between Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon.
2.637.(15)
Acknowledge Agreement dated as of February 14, 2014 between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S.de R.L. de C.V., Closure Systems Mexico Holdings LLC, Reynolds Packaging International B.V., Pactiv Foodservice Mexico, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A.de C.V., Servicios Industriales Jaguar, S.A.de C.V., Servicio Terrestre Jaguar, S.A. de C.V. and The Bank of New York Mellon.

2.638.(15)
Acknowledge Agreement dated as of February 14, 2014 between Grupo CSI de Mexico, S. de R.L. de C.V., CSI en Saltillo, S.de R.L. de C.V., CSI en Ensenada, S. de R.L. de C.V., CSI Tecniservicio, S. de R.L. de C.V., Reynolds Megals Company de Mexico, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A.de C.V., Servicios Industriales Jaguar, S.A.de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv Mexico, S. de R.L. de C.V., Pactiv Foodservice Mexico S. de R.L. de C.V. and The Bank of New York Mellon.

2.639.(15)	Acknowledge Agreement dated as of February 14, 2014 between CSI en Saltillo, S.de R.L. de C.V. and The Bank of New York Mellon.

2.640.(15)
Guarantor Joinder dated as of December 18, 2014 to the Third Amended and Restated Credit Agreement dated as of September 28, 2012 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc. SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GMBH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.a.r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent.

2.641.(15)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated as of December 18, 2014, by Pactiv-Omni Germany Holdings GMBH.
2.642.(15)	Accession Agreement to the Intercreditor Agreement dated November 15, 2013, dated as of December 18, 2014, by Pactiv-Omni Germany Holdings GMBH.
2.643.(15)
Share Pledge Agreement dated as of December 18, 2014 relating to the shares in Pactiv-Omni Germany Holdings GMBH between Reynolds Packaging International B.V., Pactiv-Omni Germany Holdings GMBH and The Bank of New York Mellon.

2.644.(15)
Share Pledge Agreement dated as of December 18, 2014 relating to the shares in Pactiv Deutschland Holdinggesellschaft MBH between Pactiv-Omni Germany Holdings GMBH, Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon.

2.645.(15)
Release Agreement dated as of December 18, 2014 between SIG Beteiligungs GMBH and Pactiv LLC, as security grantors, and The Bank of New York Mellon, as collateral agent and secured party, and the other institutions named therein as the other secured parties.

2.646.(15)	Deed of Pledge of Registered Shares dated as of February 14, 2014 between Reynolds Packaging International B.V., The Bank of New York Mellon, and BPTE B.V.
2.647.(15)
Guarantor Joinder dated as of June 30, 2014 to the Third Amended and Restated Credit Agreement dated as of September 28, 2012 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GMBH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.a.r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent.

2.648.(15)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated as of June 30, 2014, by Reynolds Consumer Products Canada Inc.
2.649.(15)	Accession Agreement to the Intercreditor Agreement dated November 15, 2013, dated as of June 30, 2014, by Reynolds Consumer Products Canada Inc.
2.650.(15)	Canadian General Security Agreement dated as of June 30, 2014 by Reynolds Consumer Products Canada Inc.
2.651.(15)	Amending Agreement No. 2 to Canadian Pledge Agreement dated as of June 30, 2014 by Reynolds Packaging International B.V.
2.652.(15)
Guarantor Joinder dated as of February 14, 2014 to the Third Amended and Restated Credit Agreement dated as of September 28, 2012 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGAA, SIG Austria Holding GMBH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.a.r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent.

2.653.(15)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated as of February 14, 2014, by Trans Western Polymers, Inc. and Closure Systems International Machinery (Germany) GMBH.
2.654.(15)	Accession Deed to the Intercreditor Agreement dated November 15, 2013, dated as of February 14, 2014, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto.
2.655.(15)
Supplement No. 40 dated as of February 14, 2014 to the Collateral Agreement dated as of November 5, 2009 among Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and The Bank of New York Mellon, as collateral agent.

2.656.(15)	Trademark Security Agreement dated as of February 14, 2014 between Trans Western Polymers, Inc. and The Bank of New York Mellon, as collateral agent.
2.657.(15)	Patent Security Agreement dated as of February 14, 2014 between Trans Western Polymers, Inc. and The Bank of New York Mellon,
2.658.(15)	Account Pledge Agreement dated as of February 14, 2014 between Closure Systems International Machinery (Germany) GMBH, as pledgor, and The Bank of New York Mellon, as collateral agent and pledgee.
2.659.(15)	Global Assignment Agreement dated as of February 14, 2014 between Closure Systems International Machinery (Germany) GMBH, as assignor, and The Bank of New York Mellon, as collateral agent.
4.1.(1)
Amendment No. 6 and Incremental Term Loan Assumption Agreement, dated as of August 9, 2011, by and among Reynolds Group Holdings Inc., Pactiv Corporation (now known as Pactiv LLC), Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for Lenders

4.1.1.(1)
Second Amended and Restated Credit Agreement, dated as of August 9, 2011, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Pactiv Corporation (now known as Pactiv LLC), the other Borrowers set forth therein, Reynolds Group Holdings Limited, the Lenders and Credit Suisse AG, as administrative agent (as filed as Annex A to Amendment No. 6 and Incremental Term Loan Assumption Agreement)

4.1.2.(2)
Borrowing Subsidiary Agreement, dated as of November 16, 2010, among Reynolds Group Holdings Inc., a Delaware corporation, Reynolds Consumer Products Holdings Inc., a Delaware corporation, Closure Systems International Holding Inc., a Delaware corporation, SIG Euro Holding AG & Co. KGaA, a German partnership limited by shares, SIG Austria Holding GmbH, an Austrian limited liability company (Gesellschaft mit beschränkter Haftung), Closure Systems International B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of The Netherlands, Reynolds Group Holdings Limited, a New Zealand limited liability company, Pactiv Corporation (now known as Pactiv LLC), a Delaware corporation and Credit Suisse AG, as administrative agent

4.1.3.	[Reserved]
4.1.4.	[Reserved]

4.1.5.	[Reserved]
4.1.6.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.7.	[Reserved]
4.1.8.	[Reserved]
4.1.9.	[Reserved]
4.1.10.	[Reserved]
4.1.11.	[Reserved]
4.1.12.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 2, 2009, between SIG Combibloc Procurement AG and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.13.	[Reserved]
4.1.14.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.15.	[Reserved]
4.1.16.	[Reserved]
4.1.17.	[Reserved]
4.1.18.	[Reserved]
4.1.19.(2)
Guarantor Joinder to the Credit Agreement, (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between CSI en Ensenada, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.20.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between CSI en Saltillo, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.21.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between CSI Tecniservicio, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.22.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between Grupo CSI de Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.23.	[Reserved]
4.1.24.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between SIG Combibloc Ltd., a Thailand entity and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.25.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of January 29, 2010, between SIG Schweizerische Industrie-Gesellschaft AG (formerly SIG Reinag AG) and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.26.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of February 2, 2010, between Closure Systems International Americas, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.27.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.28.	[Reserved]
4.1.29.	[Reserved]
4.1.30.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Blue Ridge Holding Corp., and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.31.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Blue Ridge Paper Products Inc., and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.32.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between BRPP, LLC, and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.33.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging Canada Limited, and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.34.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à r.l., and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.35.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Whakatane Mill Limited, and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.36.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Evergreen Packaging International B.V., and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.37.	[Reserved]
4.1.38.	[Reserved]
4.1.39.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 5, 2009 as amended by Amendment No. 1 dated as of January 21, 2010 (as further amended, supplemented or otherwise modified from time to time) of SIG Combibloc do Brasil Ltda. among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closures Systems International BV, Reynolds Group Holdings Limited, the Lenders listed there to and Credit Suisse AG, as administrative agent, dated March 30, 2010

4.1.40.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 5, 2009 as amended by Amendment No. 1 dated as of January 21, 2010 (as further amended, supplemented or otherwise modified from time to time) of SIG Beverages Brasil Ltda. among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closures Systems International BV, Reynolds Group Holdings Limited, the Lenders listed there to and Credit Suisse AG, as administrative agent, dated March 30, 2010

4.1.41.	[Reserved]
4.1.42.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.43.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Metals Company de Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.44.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Maxpack, S. de R.L. de C.V. (succeeded by Pactiv Foodservice México S. de R.L. de C.V.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.45.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Packaging International B.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.46.	[Reserved]
4.1.47.	[Reserved]
4.1.48.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of May 4, 2010, between Reynolds Packaging Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.49.	[Reserved]
4.1.50.	[Reserved]
4.1.51.	[Reserved]
4.1.52.	[Reserved]
4.1.53.	[Reserved]
4.1.54.	[Reserved]
4.1.55.	[Reserved]
4.1.56.	[Reserved]
4.1.57.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Germany Holdings, Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.58.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv International Holdings Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.59.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Management Company LLC and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.60.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between PCA West Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.61.	[Reserved]
4.1.62.	[Reserved]
4.1.63.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Packaging Inc. (formerly PWP Industries, Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.64.	[Reserved]
4.1.65.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Newspring Canada Inc. (amalgamated into Pactiv Canada Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.66.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between Pactiv Canada Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.67.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of November 16, 2010, between 798795 Ontario Limited (amalgamated into Pactiv Canada Inc.) and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.68.	[Reserved]
4.1.69.	[Reserved]
4.1.70.	[Reserved]
4.1.71.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of March 2, 2011, between Pactiv Hamburg Holdings GmbH, Pactiv Deutschland Holdinggesellschaft mbH, Omni-Pac Ekco GmbH Verpackungsmittel, Omni-Pac Gmbh Verpackungsmittel and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.72.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of April 19, 2011, between Central de Bolsas, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Pactiv Mexico, S. de R.L. de C.V. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.73.	[Reserved]
4.1.74.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of August 19, 2011, between Bucephalas Acquisition Corp. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.75.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of September 8, 2011, between Graham Packaging Company Inc., GPC Holdings LLC, BCP/Graham Holdings LLC and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.76.(2)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of October 14, 2011, between Reynolds Manufacturing, Inc., RenPac Holdings Inc. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.77.(3)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of March 20, 2012, between certain additional guarantors and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.78.(8)
Amendment No. 7 and Incremental Term Loan Assumption Agreement, dated as of September 28, 2012, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.1.79.(8)
Third Amended and Restated Credit Agreement, dated as of September 28, 2012, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Pactiv LLC, the other Borrowers set forth therein, Reynolds Group Holdings Limited, the Lenders party thereto and Credit Suisse AG, as administrative agent (as filed as Annex A to Amendment No. 7 and Incremental Term Loan Assumption Agreement)

4.1.80.	[Reserved]
4.1.81.(8)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 14, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.82(9)
Amendment No. 8 and Incremental Term Loan Assumption Agreement, dated as of November 27, 2013, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.1.83(10)
Loan Modification Agreement, dated as of December 27, 2013, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.1.84.(10)
Guarantor Joinder, dated as of November 15, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.85.(10)
Guarantor Joinder, dated as of June 14, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors, the Lenders and Credit Suisse AG, as administrative agent

4.1.86.(10)
Guarantor Joinder, dated as of December 10, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holdings AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.87.(9)
Guarantor Joinder, dated as of April 9, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.2.1.(9)
5.625% Senior Notes due 2016 Indenture, dated as of November 15, 2013, as amended, supplemented or otherwise modified, among Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) II S.A., certain senior note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent, relating to the issuance by Beverage Packaging Holdings II Issuer Inc. and Beverage Packaging Holdings (Luxembourg) II S.A. of 5.625% Senior Notes due 2016 in the aggregate principal amount of $650,000,000, relating to the issuance by Beverage Packaging Holdings II S.A. of 8.000% Senior Notes due 2016 in the aggregate principal amount of €480,000,000

4.3.1.(9)
6.000% Senior Subordinated Notes due 2017 Indenture, dated as of December 10, 2013, as amended, supplemented or otherwise modified among Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) II S.A., certain senior subordinated note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent, relating to the issuance by Beverage Packaging Holdings II Issuer Inc. and Beverage Packaging Holdings (Luxembourg) II S.A. of 6.000% Senior Subordinated Notes due 2017 in the aggregate principal amount of $590,000,000

4.4.1.
Indenture, dated as of September 29, 1999, by and between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.1 to Tenneco Packaging Inc.'s Registration Statement on Form S-4 (No. 333-82923) filed October 4, 1999)

4.4.2.
Second Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(c) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.3.
Fourth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(e) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.4.
Fifth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(f) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.5.
Sixth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Pactiv Corporation's Current Report on Form 8-K (No. 1-15157) filed June 25, 2007)

4.4.6.
Seventh Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Pactiv Corporation's Current Report on Form 8-K (No. 1-15157) filed June 25, 2007)

4.4.7.
Eighth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of October 21, 2010, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to Pactiv Corporation's Current Report on Form 8-K (No. 1-15157) filed October 22, 2010)

4.4.8.
Indenture, dated as of October 7, 2004, among Graham Packaging Company, L.P. and GPC Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and The Bank of New York, as Trustee, relating to the Senior Subordinated Notes Due 2014 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated by reference to Exhibit 4.2 to Graham Packaging Holdings Company's Current Report on Form 8-K (No. 333-53603-03) filed October 14, 2004)

4.4.9.
Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.10.
Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.13 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.11.(2)
Supplemental Indenture, dated as of July 27, 2011, among Graham Packaging Company, L.P., GPC Capital Corp. I, Graham Packaging Holdings Company, the guarantors listed thereto and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014

4.4.12.
Indenture, dated as of November 24, 2009, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2017 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Holdings Company's Current Report on Form 8-K (No. 333-53603-03) filed November 24, 2009)

4.4.13.
Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.12 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.14.
Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.14 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.15.
Indenture, dated as of September 23, 2010, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2018 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Company Inc.'s Current Report on Form 8-K (No. 001-34621) filed September 29, 2010)

4.4.16.(10)
Twenty-Second Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l and The Bank of New York Mellon as trustee

4.4.17.(10)
Twenty-First Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.18.(10)
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.19.(10)
Nineteenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.20.(10)
Nineteenth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.21.(10)
Tenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.22.(10)
Eleventh Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.23.(10)
Ninth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.24.(10)
Fourth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.25.(9)
Twenty-Fourth Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.26.(9)
Twenty-Third Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.27.(9)
Twenty-Third Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.28.(9)
Twenty-First Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.29.(9)
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.30.(9)
Twelfth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.31.(10)
Thirteenth Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.32.(9)
Eleventh Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.33.(9)
Sixth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A, The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.34.(10)
Twenty-Third Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.35.(10)
Twenty-Second Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.36.(10)
Twenty-Second Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.37.(10)
Twentieth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.38.(10)
Twentieth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., the affiliates of the Issuers party thereto and The Bank of New York Mellon, as trustee

4.4.39.(10)
Eleventh Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London Limited), as additional collateral agent

4.4.40.(10)
Twelfth Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.41.(10)
Tenth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of November 15, 2013 among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.42.(10)
Fifth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.43.(9)
Twenty-First Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and the Bank of New York Mellon, as trustee

4.4.44.(9)
Twentieth Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.45.(9)
Twentieth Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.46.(9)
Eighteenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.47.(9)
Eighteenth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.48.(9)
Ninth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.49.(9)
Tenth Senior Notes Supplemental Indenture dated as of August 9, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.50.(9)
Eighth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.51.(9)
Third Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited as additional collateral agent

4.5.(2)
Reaffirmation Agreement, dated as of May 4, 2010, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee, principal agent, transfer agent and collateral agent, The Bank of New York Mellon, London Branch, as paying agent, and Wilmington Trust (London) Limited as additional collateral agent

4.5.1.(2)
Supplement, dated August 27, 2010, to the Reaffirmation Agreement dated as of May 4, 2010, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as trustee under the 2009 Notes Indenture, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and collateral agent, The Bank of New York Mellon, London Branch, as paying agent, and Wilmington Trust (London) Limited as additional collateral agent

4.5.2.(2)
Reaffirmation Agreement, dated as of November 16, 2010, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Acquisition Corporation, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.3.(2)
Supplement, dated January 14, 2011, to the Reaffirmation Agreement dated as of November 16, 2010, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as trustee under the October 2010 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.4.(2)
Reaffirmation Agreement, dated as of February 1, 2011, among Reynolds Group Holdings Limited, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.5.(2)
Reaffirmation Agreement, dated as of February 9, 2011, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., Closure Systems International B.V., Pactiv Corporation (now known as Pactiv LLC), SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.6.(2)
Reaffirmation Agreement, dated March 2, 2011, among the Brazilian and German Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.7.(2)
Reaffirmation Agreement, dated March 2, 2011, among the Swiss Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.8.(2)
Reaffirmation Agreement, dated as of June 7, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.9.(2)	Reaffirmation Agreement, dated August 5, 2011, among SIG Combibloc Ltd., Credit Suisse AG, as administrative agent under the Credit Agreement and Wilmington Trust (London) Limited as collateral agent
4.5.10.(2)
Reaffirmation Agreement, dated as of September 8, 2011, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, Closure Systems International B.V., Pactiv Corporation (now known as Pactiv LLC), SIG Austria Holding GmbH, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.11.(2)
Reaffirmation Agreement, dated as of October 14, 2011, among SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG and SIG Austria Holding GmbH, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the November 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.12.(8)
Reaffirmation Agreement, dated as of September 28, 2012, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., SIG Euro Holding AG & Co. KGaA, Closure Systems International B.V., SIG Austria Holding GmbH, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed on thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the November 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.13.(8)
Reaffirmation Agreement, dated as of November 7, 2012, among Reynolds Group Holdings Limited, the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the November 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement.

4.5.14.(15)
Reaffirmation Agreement dated as of February 14, 2014, among Reynolds Group Holdings Limited, the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement.

4.6.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.7.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - Germany)
4.8.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.9.	[Reserved]
4.10.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Hong Kong)
4.11.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.12.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Japan)
4.13.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.14.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)

4.15.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Thailand - SIG)
4.16.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - CSI & RCP)
4.17.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.18.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.19.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States - CSI & RCP)
4.20.(2)	Indemnification Agreement, dated October 18, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Netherlands)
4.21.(2)	Letter of Indemnification, dated November 24, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.22.(2)
Amended and Restated Letter of Indemnification, dated December 15, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Supervisory Board of SIG Euro Holding AG & Co. KGaA)

4.23.(2)	Letter of Indemnification, dated December 15, 2009, by Rank Group Limited for the benefit and in favour of Peter Holtmann (SIG Euro Holding AG & Co. KGaA)
4.24.(2)
Deed Poll of Indemnification, dated December 22, 2009, by Rank Group Limited relating to Directors and Officers of Rank Group Limited and other entities in favour and for the benefit of each Indemnified Person

4.25.(2)	Letter of Indemnification, dated February 15, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.26.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Japan)
4.27.(2)	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Netherlands)
4.28.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - CSI & RCP)
4.29.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - United States)
4.30.(2)	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - Germany)
4.31.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Evergreen)
4.32.(2)	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Holding AG & Co. KGaA)
4.33.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - Evergreen)
4.34.(2)	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Hong Kong)
4.35.(2)	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Netherlands)
4.36.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.37.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Hong Kong)
4.38.(2)	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.39.	[Reserved]
4.40.(2)	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.41.(2)	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.42.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.43.(2)	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.44.(2)	Indemnification Agreement, dated June 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (SIG - Netherlands)
4.45.(2)	Letter of Indemnification, dated August 20, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG))
4.46.(2)	Indemnification Agreement, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.47.(2)	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (BP III - Luxembourg)

4.48.(2)	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom)
4.49.(2)	Agreement of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States)
4.50.(2)	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.51.(2)
Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - Closures, Reynolds Consumer Products and Reynolds Foodservice)

4.52.(2)	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.53.(2)	Indemnification Agreement, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.54.(2)	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
4.55.(2)	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.56.(2)	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures - Hong Kong)
4.57.(2)	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Hong Kong)
4.58.(15)	Deed Poll of Indemnification, dated December 6, 2014, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Pactiv-Omni Germany Holdings GmbH)
4.59.(2)	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.60.(2)	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
4.61.(2)	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.62.(2)	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Thailand - SIG)
4.63.(2)	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.64.(2)	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.65.(2)	Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Evergreen)
4.66.(2)	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.67.(2)
Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Closures, Reynolds Consumer Products and Reynolds Foodservice)

4.68.	[Reserved]
4.69.	[Reserved]
4.70.(2)	Indemnity to Gail D. Lilley from Pactiv Canada Inc., dated November 16, 2010
4.71.(2)	Agreement of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United States)
4.72.(2)	Deed Poll of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United Kingdom)
4.73.(2)	Letter of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - Germany)
4.74.(2)	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.75.(2)	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.76.(2)	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.77.	[Reserved]
4.78.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures and Evergreen - Hong Kong)
4.79.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.80.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
4.81.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)

4.82.(2)	Indemnification Agreement, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.83.(2)	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
4.84.(2)	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland - SIG)
4.85.(2)
Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - Closures, Reynolds Consumer Products, Reynolds Foodservice and Pactiv)

4.86.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG)
4.87.(2)
Agreement of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Closures, Reynolds Consumer Products, Evergreen, Reynolds Foodservice and Pactiv)

4.88.(2)	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (US - SIG)
4.89.(2)	Letter of Indemnification, dated March 1, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - Germany)
4.90.(2)	Agreement of Indemnification, dated May 2, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Dopaco - United States)
4.91.(2)
Indemnification Letter Agreement, dated as of October 15, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l., in connection with the purchase of the Closures business

4.92.(2)
Indemnification Letter Agreement, dated as of October 15, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l., in connection with the purchase of the Reynolds Consumer business

4.93.(2)	Indemnification Letter Agreement, dated as of April 25, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Carter Holt Harvey Limited
4.94.(2)	Indemnification Letter Agreement, dated as of September 1, 2010, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.
4.95.(1)	Transition Services Letter Agreement, dated as of November 5, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.
4.96.(1)	Information Sharing Agreement, dated as of April 7, 2010, between Carter Holt Harvey Limited, Carter Holt Harvey Pulp & Paper Limited, Evergreen Packaging Inc. and Blue Ridge Paper Products Inc.
4.97.(1)	CHH Super Deed of Participation, dated as of May 3, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.98.(1)	Carter Holt Harvey Limited Deed of Participation, dated as of May 3, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.99.(1)	Transition Services Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.100.(1)	IT Services Letter, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.101.(1)	Carton Board Supply Agreement (New Zealand), dated as of May 4, 2010 between Whakatane Mill Limited and Carter Holt Harvey Limited
4.102.(1)	Carton Board Supply Agreement (Australia), dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.103.(1)	Pulpwood Fiber Procurement Agency Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
4.104.(1)	Pulp Supply Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
4.105.(1)	NCC Fiber Supply Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.106.(1)	Waste Disposal Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Pulp & Paper Limited
4.107.(1)	Logistics Services Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.108.(1)	Trademark Assignment Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.109.(1)	Electricity Hedges Agreement, dated as of May 4, 2010, between Whakatane Mill Limited and Carter Holt Harvey Limited
4.110.(1)	Evergreen Transition Services Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and Carter Holt Harvey Limited
4.111.(1)	Loan Agreement, dated February 15, 2008, between Rank Group Limited as borrower and Rank Group Holdings Limited (now known as Reynolds Group Holdings Limited)
4.112.(2)	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.113.(2)	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.114.	[Reserved]
4.115.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)
4.116.(2)	Letter of Indemnification, dated July 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)

4.117.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan)
4.118.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.119.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.120.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (SIG Euro Supervisory Board)
4.121.(2)
Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - SIG Holdings UK Limited, SIG Combibloc Limited)

4.122.(2)
Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - SIG Holdings USA, SIG Combibloc Inc.)

4.123.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland)
4.124.(2)	Letter of Indemnification, dated July 19, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Thailand)
4.125.(2)
Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - Closures, Reynolds Consumer Products and Pactiv Foodservice)

4.126.(2)
Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Closures, Reynolds Consumer Products and Pactiv Foodservice)

4.127.(2)	Letter of Indemnification, dated October 5, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria)
4.128.(2)	Deed Poll of Indemnification, dated October 13, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Registration Statement)
4.129.(2)
Agreement of Indemnification, dated October 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - RenPac and Reynolds Manufacturing)

4.130.	[Reserved]
4.131.(6)
Agreement of Indemnification, dated March 12, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Graham Packaging Holdings Company and certain of its subsidiaries)

4.132.(6)
Deed Poll of Indemnification, dated March 14, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) IV S.à r.l.)

4.133.(6)	Agreement of Indemnification, dated April 23, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands - Graham Packaging Holdings B.V.)
4.134.(6)	Agreement of Indemnification, dated September 8, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States)
4.135.(9)
Deed Poll of Indemnification, dated October 22, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Factoring (Luxembourg) S.à r.l.)

4.136.
Purchase and Sale Agreement, dated as of November 7, 2012, among Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Beverage Packaging Factoring (Luxembourg) S.à r.l. and the Sellers indentified on Annex I thereto (incorporated by reference to Exhibit 1 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.137.
Receivables Loan and Security Agreement, dated as of November 7, 2012, among Beverage Packaging Factoring (Luxembourg) S.à r.l., Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Nieuw Amsterdam Receivables Corporation, as Conduit Lender, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Facility Agent for the Nieuw Amsterdam Lender Group and as a Committed Lender, the other Conduit Lenders, Committed Lenders and Facility Agents from time to time party thereto and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent (incorporated by reference to Exhibit 2 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.137.1.
Amendment to Receivables Loan and Security Agreement, dated as of May 29, 2013, among Beverage Packaging Factoring (Luxembourg) S.à r.l., Nieuw Amsterdam Receivables Corporation, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as facility agent for the Nieuw Amsterdam Lender Group and as a committed lender, TD Bank, N.A., as committed lender and facility agent for the TD Lender Group, Wells Fargo Bank, N.A. as committed lender and facility agent for the Wells Fargo Lender Group, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as administrative agent (incorporated by reference to Exhibit 1 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed May 31, 2013)

4.137.2.(9)
Second Amendment to Receivables Loan and Security Agreement, dated as of September 11, 2013, among Beverage Packaging Factoring (Luxembourg) S.à r.l., Nieuw Amsterdam Receivables Corporation, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as facility agent for the Nieuw Amsterdam Lender Group and as a committed lender, TD Bank, N.A., as committed lender and facility agent for the TD Lender Group, Wells Fargo Bank, N.A. as committed lender and facility agent for the Wells Fargo Lender Group, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as administrative agent

4.137.3.(12)
Third Amendment to Receivables Loan And Security Agreement, First Amendment to Performance Undertaking Agreement and First Amendment to Purchase and Sale Agreement dated as of December 19, 2014, among Beverage Packaging Factoring (Luxembourg) S.a r.l, each party that is a Performance Guarantor (as defined in the Loan Agreement referred to herein), Nieuw Amsterdam Receivables Corporation, as Conduit Lender for the Nieuw Amsterdam Lender Group, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank”, New York Branch, as Committed Lender and Facility Agent for the Nieuw Amsterdam Lender Group and Administrative Agent, TD Bank, N.A., as Committed Lender and Facility Agent for the TD Lender Group, Wells Fargo Banks, N.A., as Committed Lender and Facility Agent for the Wells Fargo Lender Group, Fairway Finance Company, LLC, as Conduit Lender for the BMO Lender Group, Bank of Montreal, as Committed Lender for the BMO Lender Group, BMO Capital Markets Corp., as Facility Agent for the BMO Lender Group.

4.138.
Performance Undertaking Agreement, dated as of November 7, 2012, made by Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à r.l. and the other Performance Guarantors identified on Annex I thereto in favor of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as administrative agent (incorporated by reference to Exhibit 3 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.139.
Performance Undertaking Agreement, dated as of November 7, 2012, made by Reynolds Group Holdings Limited in favor of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as administrative agent (incorporated by reference to Exhibit 4 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.140.(8)
Deed Poll of Indemnification, dated December 18, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) V S.A.)

4.141.(9)	Letter of Indemnification, dated July 10, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Austria - SIG)
4.142.(9)
Agreement of Indemnification, dated May 20, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Beverage Packaging Holdings II Issuer Inc.)

4.143.(9)
Deed Poll of Indemnification, dated May 20, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) VI S.à r.l.)

4.144.(9)
Agreement of Indemnification, dated April 4, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Spirit Foodservice Products, Inc., Spirit Foodservice, Inc. and Master Containers, Inc.)

4.145.(15)
Agreement of Indemnification, dated February 14, 2014, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Trans Western Polymers, Inc.)

4.146.(15)
Deed Poll of Indemnification, dated February 14, 2014, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) II S.A.)

4.147.(15)
Agreement of Indemnification, dated February 14, 2014, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Spain - Closure Systems International Espana S.L.U.)

4.148.(13)
Agreement, dated November 23, 2014, between Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Inc., Reynolds Group Holdings Limited, Onex Wizard Acquisition Company GmbH, Onex Wizard US Acquisition II Inc. and Onex Wizard Acquisition Company I S.à r.l.

4.149.(14)
Form of Deed of Tax Covenant to be entered into by Beverage Packaging Holdings (Luxembourg) III S.a.r.l., Reynolds Group Holdings, Inc., Reynolds Group Holdings Limited, Onex Wizard Acquisition Company GmbH, and Onex Wizard US Acquisition II Inc., to be entered into upon the closing of the sale of the shares in SIG Combibloc Group AG, the interests in SIG Holding USA LLC, and receivables owed to Beverage Packaging Holdings (Luxembourg) III S.a.r.l.

7.1.(15)	Computation of Ratio of Earnings to Fixed Charges
8.1.(15)	List of Subsidiaries
12.1(15)	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2(15)	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1(15)	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2(15)	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4 (No. 333-177693) filed on November 3, 2011.

(2)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on February 9, 2012.

(3)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on April 6, 2012.

(4)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 11, 2012.

(5)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 30, 2012.

(6)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on June 21, 2012.

(7)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-182332) filed on July 10, 2012.

(8)	Incorporated by reference to corresponding exhibit to Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-185285) filed on December 21, 2012.

(9)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' annual report on Form 20-F (No. 333-177693) filed on February 27, 2014.

(10)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F/A (No. 333-177693) filed on February 27, 2014.

(11)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F/A (No. 333-177693) filed on March 28, 2014.

(12)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on December 24, 2014.

(13)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on January 20, 2015.

(14)	Incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on January 20, 2015.

(15)	Filed herein.

Reynolds Group Holdings Limited

Consolidated financial statements for the year ended
December 31, 2014

Reynolds Group Holdings Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Reynolds Group Holdings Limited and its subsidiaries (the "Company") at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 25, 2015

Reynolds Group Holdings Limited
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2014	2013(1)	2012(1)
Revenue		11,666	11,752	11,758
Cost of sales	*	(9,650)	(9,671)	(9,660)
Gross profit		2,016	2,081	2,098
Selling, marketing and distribution expenses	*	(255)	(266)	(267)
General and administration expenses	*	(741)	(778)	(773)
Net other income (expenses)	6	(48)	(92)	(97)
Share of profit of associates and joint ventures, net of income tax	15	2	1	1
Profit from operating activities		974	946	962
Financial income	9	25	189	297
Financial expenses	9	(1,474)	(1,405)	(1,683)
Net financial expenses		(1,449)	(1,216)	(1,386)
Profit (loss) from continuing operations before income tax		(475)	(270)	(424)
Income tax (expense) benefit	10	70	(4)	125
Profit (loss) from continuing operations		(405)	(274)	(299)
Profit (loss) from discontinued operations, net of income tax	7	105	206	201
Profit (loss) for the year		(300)	(68)	(98)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(120)	(148)	12
Transfers from foreign currency translation reserve		—	33	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	18	(440)	611	(71)
Total other comprehensive income (loss), net of income tax		(560)	496	(59)
Total comprehensive income (loss)		(860)	428	(157)
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(407)	(276)	(300)
Equity holder of the Group - discontinued operations		105	206	201
Non-controlling interests		2	2	1
		(300)	(68)	(98)
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(973)	193	(416)
Equity holder of the Group - discontinued operations		111	233	258
Non-controlling interests		2	2	1
		(860)	428	(157)

(1)	The information presented has been revised to reflect SIG as a discontinued operation. Refer to notes 2.6 and 7 for additional information.

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 18 and 25.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2014	2013
Assets
Cash and cash equivalents		1,588	1,490
Trade and other receivables	11	1,176	1,508
Inventories	12	1,453	1,647
Current tax assets	10	2	14
Assets held for sale	7	2,767	36
Derivatives	21	26	12
Other assets		68	73
Total current assets		7,080	4,780
Related party and other non-current receivables	11	354	361
Investments in associates and joint ventures	15	18	149
Deferred tax assets	10	10	49
Property, plant and equipment	13	3,412	4,353
Intangible assets	14	10,499	12,055
Derivatives	21	296	437
Other assets		81	199
Total non-current assets		14,670	17,603
Total assets		21,750	22,383
Liabilities
Bank overdrafts		1	4
Trade and other payables	16	1,396	1,799
Liabilities directly associated with assets held for sale	7	739	38
Borrowings	17	478	471
Current tax liabilities	10	56	141
Derivatives	21	131	14
Employee benefits	18	201	243
Provisions	19	54	83
Total current liabilities		3,056	2,793
Non-current payables	16	40	41
Borrowings	17	17,380	17,466
Deferred tax liabilities	10	954	1,474
Derivatives	21	—	1
Employee benefits	18	1,374	743
Provisions	19	71	96
Total non-current liabilities		19,819	19,821
Total liabilities		22,875	22,614
Net liabilities		(1,125)	(231)
Equity
Share capital	20	1,664	1,695
Reserves		(1,559)	(1,004)
Accumulated losses		(1,249)	(942)
Equity (deficit) attributable to equity holder of the Group		(1,144)	(251)
Non-controlling interests		19	20
Total equity (deficit)		(1,125)	(231)

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2012)		1,695	342	(1,790)	(764)	(517)	22	(495)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(99)	(99)	1	(98)
Remeasurement of defined benefit plans, net of income tax	18	—	—	(71)	—	(71)	—	(71)
Reclassification upon sale of business		—	—	7	(7)	—	—	—
Foreign currency translation reserve		—	12	—	—	12	—	12
Total comprehensive income (loss) for the year		—	12	(64)	(106)	(158)	1	(157)
Purchase of non-controlling interest		—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2012		1,695	354	(1,854)	(872)	(677)	21	(656)
Balance at the beginning of the year (January 1, 2013)		1,695	354	(1,854)	(872)	(677)	21	(656)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(70)	(70)	2	(68)
Remeasurement of defined benefit plans, net of income tax	18	—	—	611	—	611	—	611
Foreign currency translation reserve(2)		—	(115)	—	—	(115)	—	(115)
Total comprehensive income (loss) for the year		—	(115)	611	(70)	426	2	428
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2013		1,695	239	(1,243)	(942)	(251)	20	(231)
Balance at the beginning of the year (January 1, 2014)		1,695	239	(1,243)	(942)	(251)	20	(231)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(302)	(302)	2	(300)
Remeasurement of defined benefit plans, net of income tax	18	—	—	(440)	—	(440)	—	(440)
Foreign currency translation reserve		—	(120)	—	—	(120)	—	(120)
Total comprehensive income (loss) for the year		—	(120)	(440)	(302)	(862)	2	(860)
Reclassification upon sale of business		—	—	5	(5)	—	—	—
Share repurchase		(31)	—	—	—	(31)	—	(31)
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2014		1,664	119	(1,678)	(1,249)	(1,144)	19	(1,125)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of foreign currency translation losses, which had been accumulated in equity, were recognized in profit (loss).

The consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2014	2013	2012
Cash flows from operating activities
Profit (loss)		(300)	(68)	(98)
Adjustments for:
Depreciation and amortization		910	1,020	1,134
Impairment charges		11	59	52
Foreign currency adjustments		(1)	46	8
Change in fair value of derivatives		129	(6)	(7)
(Gain) loss on sale or disposal of businesses and non-current assets		(66)	(15)	(84)
Share of profit of associates and joint ventures, net of income tax	15	(27)	(26)	(27)
Net financial expenses		1,618	1,244	1,404
Premium on extinguishment of borrowings		—	(18)	(101)
Interest paid		(1,270)	(1,339)	(1,427)
Income tax expense (benefit)		(2)	104	(74)
Income taxes paid, net of refunds received		(134)	(133)	(133)
Change in trade and other receivables		16	(75)	69
Change in inventories		(55)	(56)	157
Change in trade and other payables		60	(33)	(19)
Change in provisions and employee benefits		1	77	91
Change in other assets and liabilities		(9)	4	(27)
Net cash from operating activities		881	785	918
Cash flows used in investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties		(687)	(724)	(650)
Proceeds from sale of property, plant and equipment, investment properties and other assets		25	20	32
Proceeds from insurance claims		50	14	6
Acquisition of businesses and investments in joint ventures, net of cash acquired	24	(40)	(107)	(33)
Disposal of businesses, net of cash disposed		80	—	95
Other		24	33	11
Net cash used in investing activities		(548)	(764)	(539)
Cash flows from (used in) financing activities
Drawdown of borrowings		169	3,966	7,689
Repayment of borrowings		(228)	(4,039)	(7,004)
Related party borrowings (repayments)		—	—	(23)
Payment of debt transaction costs		(3)	(25)	(105)
Share repurchase		(31)	—	—
Other		(3)	(3)	(2)
Net cash from (used in) financing activities		(96)	(101)	555
Net increase (decrease) in cash and cash equivalents		237	(80)	934
Cash and cash equivalents at the beginning of the year		1,486	1,554	594
Effect of exchange rate fluctuations on cash and cash equivalents		(39)	12	26
Cash and cash equivalents as of December 31		1,684	1,486	1,554
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,588	1,490	1,556
Cash and cash equivalents classified as assets held for sale		97	—	—
Bank overdrafts		(1)	(4)	(2)
Cash and cash equivalents as of December 31		1,684	1,486	1,554

Reynolds Group Holdings Limited
Consolidated statements of cash flows

Significant non-cash financing and investing activities

During the year ended December 31, 2014, related party interest income of $22 million (2013: $18 million; 2012: $17 million) was capitalized as part of the non-current related party receivable balance. Refer to note 22 for additional information.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The consolidated financial statements of Reynolds Group Holdings Limited as of and for the year ended December 31, 2014 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as "the Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") Interpretations as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 25, 2015 in Chicago, Illinois (February 26, 2015 in Auckland, New Zealand).

2.2    Going concern

The consolidated financial statements have been prepared using the going concern assumption.

The consolidated statement of financial position as of December 31, 2014 presents negative equity of $1,125 million compared to negative equity of $231 million as of December 31, 2013. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Refer to note 3.1(c). The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2014. Information for the comparative years is for the twelve month periods ended December 31, 2013 and December 31, 2012.

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

2.6    Comparative information

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

In November 2014, the Group entered into a conditional agreement to sell SIG to Onex Corporation. SIG was classified as a discontinued operation from this date. Accordingly, the presentation of the consolidated statement of comprehensive income has been revised as if SIG had been discontinued for the years ended December 31, 2013 and 2012. In addition, the assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position.

For the year ended December 31, 2013, there was an offsetting error on two line items presented within the consolidated statements of comprehensive income for the fiscal year ended December 31, 2013. The line item exchange differences on translating foreign operations, reported as a loss of $82 million, should have been reported as a loss of $148 million, and the line item transfers from foreign currency translation reserve, reported as a loss of $33 million, should have been reported as a gain of $33 million. The net amount remains unchanged. This error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the consolidated financial statements for the year ended December 31, 2013. Accordingly, the Group has revised its consolidated statement of comprehensive income for the year ended December 31, 2013 to correct this error.
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

Refer to note 24 for disclosure of acquisitions in the current and comparative years.

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
For the year ended December 31, 2014

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

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2014	2013	2012	2014	2013
1 €	1.33	1.33	1.29	1.22	1.38
10 MXN	0.75	0.78	0.76	0.68	0.77
1 NZ$	0.83	0.82	0.81	0.78	0.82
1 CA$	0.91	0.97	1.00	0.86	0.94

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

3.3    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, trade and other receivables, trade and other payables and interest bearing borrowings.

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

(c)    Other liabilities

Other liabilities are comprised of all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group's other liabilities are comprised of trade and other payables and interest bearing borrowings, including those with related parties. The Group's other liabilities are measured as follows:

(i)	Trade and other payables
Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are stated at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing borrowings are stated at amortized cost. Any difference between the amortized cost and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings, using the effective interest method.

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
For the year ended December 31, 2014

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
For the year ended December 31, 2014

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

Upon initial recognition the finance leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included in borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.3(c)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

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
For the year ended December 31, 2014

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
For the year ended December 31, 2014

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

3.10    Assets and liabilities classified as held for sale and discontinued operations

(a)    Assets and liabilities classified as held for sale

Assets (or disposal groups comprised of assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. They are stated at the lower of carrying amount and fair value less costs to sell. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

(b)    Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is revised as if the operation had been discontinued from the start of the comparative period.

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
For the year ended December 31, 2014

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2014, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2014, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

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

(c)    Other reserves

The other reserves comprise balances resulting from transactions between entities under common control and remeasurement gains and losses arising on defined benefit plans.

In accordance with the Group's accounting policy for transactions between entities under common control (refer to note 3.1(c)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the share capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010.

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

Deferred tax assets are recognized when the Group considers it more likely than not that the deferred tax asset will be recoverable. In determining if a deferred tax asset is recoverable, the Group considers the adequacy of future taxable income, including the reversal of taxable temporary differences, forecasted earnings, and available tax planning strategies. The recoverability of deferred tax assets is reviewed at each reporting date.

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
For the year ended December 31, 2014

3.18    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.19    New and revised standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2014

On May 20, 2013, the IASB issued IFRIC 21 "Levies" which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. When the obligating event occurs over a period of time, the liability is recognized progressively. IFRIC 21 is effective for fiscal years beginning on or after January 1, 2014. The adoption of this amendment did not have any impact on the Group's consolidated financial statements.
On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements. The requirements of the amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014 and requires retrospective application for the comparative period. The adoption of this amendment did not have any impact on the Group's consolidated financial statements.

On November 21, 2013, the IASB issued an amendment to IAS 19 "Employee Benefit Plans." The amendment applies to contributions from employees or third parties to defined benefit plans and was issued to simplify the accounting for contributions that are independent of the number of years of employee service. This amendment is effective for annual periods ending on or after July 1, 2014 with early application permitted. The adoption of this amendment did not have a material impact on the Group's consolidated financial statements for the year ended December 31, 2014.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2014, and have not been applied in preparing these consolidated financial statements:

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. IFRS 15 will be effective for periods beginning on or after January 1, 2017. The Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of this new standard.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying amounts of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty with respect to estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell and value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 14.

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
For the year ended December 31, 2014

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

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

As discussed in note 2.6, SIG is presented as a discontinued operation. SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a large global customer base with its largest presence in Europe.
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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Prior to January 1, 2014, Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales of non-branded products to Pactiv Foodservice were sold at cost. Effective January 1, 2014, sales between Pactiv Foodservice and Reynolds Consumer Products are determined with reference to prevailing market prices on an arm's-length basis. The results for the years ended December 31, 2013 and 2012 have been revised to reflect the current pricing structure for comparability purposes. There is no impact to the consolidated financial results. With this change, all inter-segment pricing is determined with reference to prevailing market pricing on an arm's-length basis. In addition, Pactiv Foodservice's presentation of inter-segment revenue and cost of sales for the years ended December 31, 2013 and December 31, 2012 have been revised to properly reflect the amounts reported for an adjustment of an intercompany elimination entry. This resulted in an equal increase to inter-segment revenue and cost of sales in Pactiv Foodservice in the amount of $43 million and $53 million for the years ended December 31, 2013 and December 31, 2012, respectively, offset by an elimination of the same amount in Corporate/Unallocated. The adjustments do not impact gross profit or the consolidated financial results.

The following tables reflect the impact of these adjustments on previously reported periods:

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the year ended December 31, 2013	596	555	583	626	(42)	(44)
For the year ended December 31, 2012	603	558	611	657	(44)	(45)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Business segment reporting

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,597	1,116	2,717	3,491	2,745	—	11,666
Total inter-segment revenue	115	12	161	543	—	(831)	—
Total segment revenue	1,712	1,128	2,878	4,034	2,745	(831)	11,666
Gross profit	290	191	655	570	306	4	2,016
Expenses and other income	(98)	(94)	(259)	(272)	(193)	(128)	(1,044)
Share of profit of associates and joint ventures, net of income tax	2	—	—	—	—	—	2
Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(124)	974
Financial income							25
Financial expenses							(1,474)
Profit (loss) from continuing operations before income tax							(475)
Income tax (expense) benefit							70
Profit (loss) from continuing operations							(405)

Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(124)	974
Depreciation and amortization	57	74	98	245	324	—	798
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(124)	1,772

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(124)	1,772
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	3	9	—	11
Business integration costs	—	—	3	—	—	—	3
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
Gain on sale of businesses and properties	—	(14)	—	(20)	—	—	(34)
Impact of purchase price accounting on inventories	—	—	1	—	—	—	1
Litigation settlement	—	—	—	—	(18)	—	(18)
Multi-employer pension plan withdrawal	13	—	—	1	—	—	14
Non-cash change in provisions and current assets	—	3	—	—	(9)	—	(6)
Non-cash pension expense	—	—	—	—	—	31	31
Operational process engineering-related consultancy costs	—	—	—	—	7	—	7
Plant damages and associated insurance recoveries, net	—	—	—	(69)	—	—	(69)
Related party management fee	—	—	—	—	—	31	31
Restructuring costs, net of reversals	3	7	3	11	19	2	45
Strategic review costs	—	—	—	—	—	18	18
Unrealized (gain) loss on derivatives	5	10	25	84	1	—	125
Other	—	1	(1)	—	—	5	5
Adjusted EBITDA from continuing operations	271	177	525	553	446	(37)	1,935
Adjusted EBITDA from discontinued operations							548
Total Adjusted EBITDA							2,483
Segment assets (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,762	21,750
Included in segment assets are:
Additions to property, plant and equipment	57	60	43	158	147	156	621
Additions to intangible assets	1	1	2	8	2	5	19
Investments in associates and joint ventures	17	—	—	—	1	—	18
Segment liabilities (excluding intercompany balances)(1)	404	309	760	1,265	989	19,148	22,875

(1) Corporate/Unallocated includes segment assets and liabilities (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Total external revenue	1,553	1,181	2,572	3,422	3,024	—	11,752
Total inter-segment revenue	113	10	136	588	—	(847)	—
Total segment revenue	1,666	1,191	2,708	4,010	3,024	(847)	11,752
Gross profit	213	190	689	652	339	(2)	2,081
Expenses and other income	(84)	(130)	(237)	(289)	(266)	(130)	(1,136)
Share of profit of associates and joint ventures, net of income tax	1	—	—	—	—	—	1
Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(132)	946
Financial income							189
Financial expenses							(1,405)
Profit (loss) from continuing operations before income tax							(270)
Income tax (expense) benefit							(4)
Profit (loss) from continuing operations							(274)

Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(132)	946
Depreciation and amortization	57	77	96	246	375	2	853
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(130)	1,799

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(130)	1,799
Included in EBITDA:
Asset impairment charges	—	11	1	9	21	—	42
Business integration costs	—	—	—	—	36	—	36
Business interruption costs	—	(1)	—	—	—	—	(1)
Gain on sale of businesses and properties	—	—	—	(1)	—	—	(1)
Impact of purchase price accounting on inventories	—	—	1	1	—	—	2
Multi-employer pension plan withdrawal	61	—	—	5	—	—	66
Non-cash change in provisions and current assets	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	57	57
Operational process engineering-related consultancy costs	—	—	—	—	5	—	5
Plant damages and associated insurance recoveries, net	—	—	—	(7)	—	—	(7)
Related party management fee	—	—	—	—	—	30	30
Restructuring costs, net of reversals	—	17	1	10	13	—	41
Unrealized (gain) loss on derivatives	(1)	(4)	4	(2)	—	—	(3)
Other	—	2	—	2	—	1	5
Adjusted EBITDA from continuing operations	247	162	555	626	523	(45)	2,068
Adjusted EBITDA from discontinued operations							544
Total Adjusted EBITDA							2,612
Segment assets (excluding intercompany balances)(1)(2)	1,085	1,444	4,196	5,475	5,308	4,875	22,383
Included in segment assets are:
Additions to property, plant and equipment	57	53	42	243	133	213	741
Additions to intangible assets	1	4	1	—	7	5	18
Investments in associates and joint ventures	15	—	—	—	1	133	149
Segment liabilities (excluding intercompany balances)(2)	381	323	747	1,260	976	18,927	22,614

(1) Segment assets as of December 31, 2013 have been revised to conform to the current year presentation.

(2) Corporate/Unallocated includes segment assets and liabilities (both excluding intercompany balances) related to discontinued operations of $3,026 million and $770 million, respectively.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2012
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,601	1,228	2,508	3,376	3,045	—	11,758
Total inter-segment revenue	84	9	113	563	—	(769)	—
Total segment revenue	1,685	1,237	2,621	3,939	3,045	(769)	11,758
Gross profit	269	232	685	633	280	(1)	2,098
Expenses and other income	(93)	(129)	(229)	(278)	(266)	(142)	(1,137)
Share of profit of associates and joint ventures, net of income tax	1	—	—	—	—	—	1
Earnings before interest and tax (“EBIT”) from continuing operations	177	103	456	355	14	(143)	962
Financial income							297
Financial expenses							(1,683)
Profit (loss) from continuing operations before income tax							(424)
Income tax (expense) benefit							125
Profit (loss) from continuing operations							(299)

Earnings before interest and tax (“EBIT”) from continuing operations	177	103	456	355	14	(143)	962
Depreciation and amortization	57	75	104	305	377	1	919
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	234	178	560	660	391	(142)	1,881

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2012
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	234	178	560	660	391	(142)	1,881
Included in EBITDA:
Asset impairment charges	—	3	1	13	16	—	33
Business acquisition and integration costs	—	—	2	24	31	4	61
Business interruption costs	—	1	—	—	—	—	1
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
Gain on sale of businesses and properties	—	—	—	(77)	—	—	(77)
Non-cash change in provisions and current assets	—	—	3	6	—	—	9
Non-cash pension expense	—	—	—	—	—	59	59
Operational process engineering-related consultancy costs	—	—	2	14	—	—	16
Plant damages and associated insurance recoveries, net	—	—	—	19	—	—	19
Related party management fee	—	—	—	—	—	25	25
Restructuring costs, net of reversals	2	5	—	4	27	(1)	37
SEC registration costs	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	(2)	(1)	(10)	(1)	—	—	(14)
Other	—	1	—	(5)	2	1	(1)
Adjusted EBITDA from continuing operations	233	187	558	657	467	(46)	2,056
Adjusted EBITDA from discontinued operations							501
Total Adjusted EBITDA							2,557

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Information about geographic area

The Group's revenue from external customers from continuing operations and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables and deferred tax assets) by geographic origin are detailed below. Post-employment benefit assets are excluded for 2013. In presenting information on a geographic basis, revenue and assets have been reported based on the location of the business operations.

(In $ million)	United States	Remaining North American Region	Europe	Asia	South America	Other*	Total
Total external revenue
For the year ended December 31, 2014	9,586	756	499	536	272	17	11,666
For the year ended December 31, 2013	9,463	800	622	547	305	15	11,752
For the year ended December 31, 2012	9,502	773	615	536	317	15	11,758
Non-current assets
As of December 31, 2014	12,769	406	406	276	128	25	14,010
As of December 31, 2013	13,140	470	1,764	889	352	55	16,670

*
There was no revenue from external customers in New Zealand, where the Company is domiciled, during any years presented. There were no non-current assets in New Zealand as of December 31, 2014 (2013: $32 million).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Foodservice packaging	4,034	4,010	3,939
Food and beverage plastic containers	1,875	2,048	2,081
Caps and closures	1,128	1,191	1,237
Waste and storage products	1,208	1,056	1,027
Cooking products	956	913	855
Carton packaging	848	842	815
Tableware	714	739	739
Household product containers	408	482	481
Liquid packaging board	470	444	449
Paper products	394	380	421
Automotive lubricant containers	325	323	316
Personal care containers	137	171	167
Inter-segment eliminations	(831)	(847)	(769)
Total revenue	11,666	11,752	11,758

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2014	2013	2012
Asset impairment charges, net of reversals	(8)	(42)	(33)
Business acquisition and integration costs	—	(36)	(60)
Gain on sale of businesses	34	—	77
Gain on sale of non-current assets	—	1	—
Insurance recoveries, net of costs incurred	77	24	(18)
Litigation settlement	18	3	—
Net foreign currency exchange gains (losses)	(2)	(2)	(3)
Non-cash change in provisions	9	3	—
Operational process engineering-related consultancy costs	—	(5)	(16)
Related party management fees (refer to note 27)	(31)	(30)	(25)
Restructuring costs, net of reversals	—	(10)	(37)
SEC registration costs	—	—	(8)
Strategic review costs	(18)	—	—
Unrealized gains (losses) on derivatives	(131)	3	14
Other	4	(1)	12
Net other income (expenses)	(48)	(92)	(97)

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its SIG, Evergreen and Closures businesses. This initiative is part of a review and possible reallocation of capital and resources within the Group's business portfolio. In November 2014, the Group entered into an agreement to sell SIG to Onex Corporation. Refer to note 7 for further details. The strategic reviews of Evergreen and Closures are ongoing. The reviews of the Evergreen and Closures businesses may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so. Strategic review costs include costs incurred in connection with these activities.

In July 2014, Graham Packaging recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million in cash and $9 million from the reversal of a provision.

Insurance recoveries, net of costs incurred are primarily related to plant damages at Pactiv Foodservice.

7.    Discontinued operations and assets and liabilities held for sale

In November 2014, the Group announced RGHL had entered into an agreement to sell SIG to Onex Corporation for an aggregate purchase price of €3.75 billion. €3.575 billion is payable at closing subject to certain adjustments based on closing date cash, indebtedness, working capital and current tax assets and liabilities with an additional €175 million payable depending on SIG achieving certain specified consolidated EBITDA targets during fiscal years ended December 31, 2015 and 2016. The conditions precedent to the closing of the SIG sale have been satisfied and the Group anticipates that the closing will occur in mid-March 2015. The results of SIG have been presented as discontinued operations for all years presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Results of discontinued operations
Revenue	2,151	2,221	2,072
Expenses	(1,978)	(1,915)	(1,821)
Profit (loss) before income tax	173	306	251
Income tax benefit (expense)	(68)	(100)	(50)
Profit (loss) from discontinued operations	105	206	201

Cash flows from discontinued operations
Net cash from operating activities	593	374	423
Net cash used in investing activities	(174)	(175)	(145)
Net cash used in financing activities	(2)	(3)	(6)
Net cash from discontinued operations	417	196	272

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

The following table represents the assets and liabilities held for sale related to SIG as of December 31, 2014. Assets held for sale as of December 31, 2014 and 2013 included $9 million and $36 million, respectively, related to land and buildings in other segments.

As of December 31,
(In $ million)	2014
Assets
Cash and cash equivalents	97
Trade and other receivables	254
Inventories	181
Property, plant and equipment	844
Intangible assets	1,071
Investments in joint ventures	118
Deferred tax assets	25
Other assets	168
Total assets held for sale	2,758
Liabilities
Trade and other payables	366
Employee benefits	162
Current tax liabilities	54
Deferred tax liabilities	65
Provisions	37
Other liabilities	55
Liabilities directly associated with assets held for sale	739

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,034 million for the year ended December 31, 2014 (2013: $2,157 million; 2012: $2,070 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 18.

Personnel expenses recognized in discontinued operations in the statements of comprehensive income were $373 million for the year ended December 31, 2014 (2013: $382 million; 2012: $374 million).

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2014	2013	2012
Interest income	3	4	3
Interest income on related party loans (refer to note 22)	22	18	17
Net gain in fair value of derivatives	—	61	223
Net foreign currency exchange gain	—	106	54
Financial income	25	189	297
Interest expense:
Securitization Facility	(9)	(10)	(2)
2013 Credit Agreement	(106)	(10)	—
2012 Credit Agreement	—	(115)	(32)
2011 Credit Agreement	—	—	(225)
September 2012 Senior Secured Notes	(187)	(187)	(48)
February 2012 Senior Notes(a)	(1)	(1)	(60)
August 2011 Notes(a)	(339)	(339)	(265)
February 2011 Notes	(151)	(151)	(153)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31,
(In $ million)	2014	2013	2012
October 2010 Notes	(242)	(242)	(253)
May 2010 Senior Notes	(85)	(85)	(88)
2009 Senior Secured Notes	—	—	(110)
2013 Senior Notes	(37)	(5)	—
2013 Senior Subordinated Notes	(35)	(2)	—
2007 Notes	—	(103)	(101)
Pactiv 2012 Notes	—	—	(3)
Pactiv 2017 Notes	(24)	(24)	(24)
Pactiv 2018 Notes	(1)	(1)	(1)
Pactiv 2025 Notes	(22)	(22)	(22)
Pactiv 2027 Notes	(17)	(17)	(17)
Graham Packaging 2014 Notes	—	—	(7)
Related party borrowings (refer to note 22)	—	—	(1)
Amortization of:
Debt issuance costs:
Securitization Facility	(2)	(2)	—
2013 Credit Agreement	(2)	—	—
2012 Credit Agreement	—	(2)	—
2011 Credit Agreement	—	—	(6)
September 2012 Senior Secured Notes	(6)	(5)	(1)
February 2012 Senior Notes	—	—	(2)
August 2011 Notes	(11)	(10)	(7)
February 2011 Notes	(3)	(3)	(3)
October 2010 Notes	(10)	(9)	(8)
May 2010 Notes	(4)	(4)	(4)
2009 Senior Secured Notes	—	—	(11)
2013 Senior Notes	(2)	—	—
2013 Senior Subordinated Notes	(2)	—	—
2007 Notes	—	(4)	(4)
Fair value adjustment of acquired notes	2	2	2
Original issue discounts	(2)	(2)	(8)
Embedded derivatives	11	10	9
Net loss in fair value of derivatives	(141)	—	—
Net foreign currency exchange loss	(35)	—	—
Loss on extinguishment of debt(b)	—	(52)	(213)
Other	(11)	(10)	(15)
Financial expenses	(1,474)	(1,405)	(1,683)
Net financial expenses	(1,449)	(1,216)	(1,386)

(a)	As a result of the exchange offer in August 2012, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transaction costs.

Refer to note 17 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

10.    Income tax

	For the year ended December 31,
(In $ million)	2014	2013	2012
Current tax (expense) benefit
Current year	(61)	(63)	(82)
Tax benefit of alternative fuel mixture credits	—	—	12
Adjustments for prior years	(3)	4	3
	(64)	(59)	(67)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	131	59	109
Tax rate modifications	—	(1)	1
Recognition of previously unrecognized tax losses and temporary differences	7	3	5
Tax benefit of alternative fuel mixture credits	—	—	80
Adjustments for prior years	(4)	(6)	(3)
	134	55	192
Income tax (expense) benefit	70	(4)	125

In addition to the above amounts, the Group has recognized a tax benefit of $274 million directly in other comprehensive income for the year ended December 31, 2014 (2013: $362 million tax expense; 2012: $60 million tax benefit).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2014	2013	2012
Profit (loss) from continuing operations before income tax	(475)	(270)	(424)
Income tax using the New Zealand tax rate of 28%	133	75	119
Effect of tax rates in foreign jurisdictions	36	2	8
Non-deductible expenses and permanent differences	(31)	(44)	(36)
Tax exempt income and income at a reduced tax rate	9	17	16
Withholding tax	(7)	(6)	(8)
Tax benefit of alternative fuel mixture credits	—	—	92
Tax rate modifications	—	(1)	1
Capital loss	31	—	—
Recognition of previously unrecognized tax losses and temporary differences	7	3	5
Unrecognized tax losses and temporary differences	(109)	(49)	(72)
Tax uncertainties	(2)	7	6
Credits	3	3	4
Tax on unremitted earnings	8	(4)	(5)
Other taxes	—	(1)	1
Over (under) provided in prior periods	(7)	(2)	—
Other	(1)	(4)	(6)
Total income tax (expense) benefit	70	(4)	125

10.2    Current tax assets and liabilities

Current tax assets of $2 million as of December 31, 2014 (2013: $14 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $56 million as of December 31, 2014 (2013: $141 million) represent the amount of income taxes payable with respect to current and prior years.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

10.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2013	(87)	(586)	(1,922)	608	445	251	179	(1,112)
Recognized in the profit or loss	(26)	(19)	25	35	(26)	71	(5)	55
Recognized in equity	—	—	—	(362)	—	—	—	(362)
Business acquisitions and disposals	—	(2)	(4)	—	—	—	—	(6)
Other	—	—	3	—	—	—	(3)	—
Balance as of December 31, 2013	(113)	(607)	(1,898)	281	419	322	171	(1,425)
Recognized in the profit or loss	65	(27)	59	(4)	(111)	82	70	134
Recognized in equity	—	—	—	274	—	—	—	274
Transfers to held for sale	—	47	24	(1)	(3)	—	(28)	39
Other	2	9	14	(1)	(8)	—	18	34
Balance as of December 31, 2014	(46)	(578)	(1,801)	549	297	404	231	(944)

	As of December 31,
(In $ million)	2014	2013
Included in the statement of financial position as:
Deferred tax assets - non-current	10	49
Deferred tax liabilities - non-current	(954)	(1,474)
Total recognized net deferred tax liabilities	(944)	(1,425)

10.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2014, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $29 million of which $2 million related to discontinued operations.

10.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2012	444	(34)	40	450
Additions and reversals	56	(2)	(2)	52
Recognition	(3)	—	—	(3)
Other	(18)	(1)	(2)	(21)
Balance as of December 31, 2013	479	(37)	36	478
Additions and reversals	107	(7)	9	109
Recognition	(7)	(4)	4	(7)
Transfer to held for sale	(32)	5	(14)	(41)
Other	(97)	5	(2)	(94)
Balance as of December 31, 2014	450	(38)	33	445

	As of December 31,
(In $ million)	2014	2013
Deductible (taxable) temporary differences	(5)	(1)
Tax losses	450	479
Total unrecognized deferred tax assets	445	478

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

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

11.    Trade and other receivables

	As of December 31,
(In $ million)	2014	2013
Trade receivables	1,077	1,228
Provisions for doubtful debts	(11)	(24)
Total trade receivables, net of provisions for doubtful debts	1,066	1,204
Related party receivables (refer to note 22)	7	67
Other receivables	103	237
Total current trade and other receivables	1,176	1,508
Related party receivables (refer to note 22)	330	324
Other receivables	24	37
Total non-current receivables	354	361

11.1    Aging of trade receivables, net of provisions for doubtful debts

	As of December 31,
(In $ million)	2014	2013
Current	981	1,124
Past due 0 to 30 days	57	65
Past due 31 days to 60 days	10	7
Past due 61 days to 90 days	3	2
Past due more than 90 days	15	6
Balance at the end of the year	1,066	1,204

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

12.    Inventories

	As of December 31,
(In $ million)	2014	2013
Raw materials and consumables	364	438
Work in progress	177	239
Finished goods	780	870
Engineering and maintenance materials	154	155
Provision against inventories	(22)	(55)
Total inventories	1,453	1,647

During the year ended December 31, 2014, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled $5,542 million (2013: $5,419 million; 2012: $5,164 million). There were $1 million in purchase price accounting adjustments to inventories that were charged to cost of sales for the year ended December 31, 2014 (2013: $2 million; 2012: none).

During the year ended December 31, 2014, write-downs of inventories to net realizable value were $11 million (2013: $12 million; 2012: $10 million). Reversals of write-downs during 2014 were $2 million (2013: $1 million; 2012: $1 million). The inventory write-downs and reversals are included in cost of sales.

During the year ended December 31, 2014, the raw materials elements of inventories recognized within discontinued operations in the statements of comprehensive income totaled $1,094 million (2013: $1,134 million; 2012: $1,048 million).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2014
Cost	179	871	4,510	296	—	29	5,885
Accumulated depreciation	—	(313)	(2,124)	—	—	(7)	(2,444)
Accumulated impairment losses	—	—	(29)	—	—	—	(29)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412
As of December 31, 2013
Cost	226	1,087	4,872	475	447	29	7,136
Accumulated depreciation	—	(336)	(2,138)	—	(261)	(5)	(2,740)
Accumulated impairment losses	—	(2)	(41)	—	—	—	(43)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353
Carrying amount as of January 1, 2014	226	749	2,693	475	186	24	4,353
Acquisitions through business combinations (refer to note 24)	—	—	5	6	—	—	11
Additions	—	—	3	612	5	1	621
Capitalization of borrowing costs	—	—	3	3	—	—	6
Disposals	—	(1)	(5)	—	—	—	(6)
Depreciation for the year	—	(69)	(521)	—	(29)	(2)	(621)
Impairment losses, net of reversals	—	(1)	(5)	(1)	—	—	(7)
Transfers to assets held for sale	(41)	(168)	(293)	(110)	(252)	—	(864)
Other transfers	—	70	536	(679)	99	—	26
Effect of movements in exchange rates	(6)	(22)	(59)	(10)	(9)	(1)	(107)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412
Carrying amount as of January 1, 2013	235	777	2,785	351	194	21	4,363
Acquisitions through business combinations (refer to note 24)	1	8	28	—	—	—	37
Additions	—	1	7	725	3	5	741
Capitalization of borrowing costs	—	1	3	2	—	—	6
Disposals	—	(1)	(3)	—	—	—	(4)
Depreciation for the year	—	(77)	(566)	—	(60)	(2)	(705)
Impairment losses, net of reversals	(1)	(5)	(39)	(5)	—	—	(50)
Other transfers	(8)	48	489	(587)	57	—	(1)
Effect of movements in exchange rates	(1)	(3)	(11)	(11)	(8)	—	(34)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Cost of sales	504	556	623
Selling, marketing and distribution expenses	1	1	1
General and administration expenses	14	15	17
Discontinued operations	102	133	133
Total depreciation expense	621	705	774

During the year ended December 31, 2014, the Group incurred $7 million of impairment losses, net of reversals (2013: $50 million; 2012: $43 million) primarily related to plant closures. The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 17 for details of security granted over property, plant and equipment and other assets.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2014
Cost	5,471	1,763	3,440	868	106	11,648
Accumulated amortization	—	(62)	(729)	(334)	(22)	(1,147)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499
As of December 31, 2013
Cost	6,376	2,079	3,491	880	199	13,025
Accumulated amortization	—	(50)	(559)	(276)	(83)	(968)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055
Carrying amount as of January 1, 2014	6,376	2,029	2,932	604	114	12,055
Acquisitions through business combinations (refer to note 24)	7	—	7	—	—	14
Additions	—	—	—	17	2	19
Disposals	(4)	—	(6)	—	—	(10)
Amortization for the year	—	(13)	(180)	(84)	(12)	(289)
Transfer to assets held for sale	(808)	(290)	—	(2)	(21)	(1,121)
Other	(12)	—	—	—	—	(12)
Effect of movements in exchange rates	(88)	(25)	(42)	(1)	(1)	(157)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499
Carrying amount as of January 1, 2013	6,324	2,031	3,114	680	125	12,274
Acquisitions through business combinations (refer to note 24)	37	1	22	—	—	60
Additions	—	—	—	13	5	18
Amortization for the year	—	(14)	(196)	(86)	(19)	(315)
Other transfers	(1)	2	(1)	(3)	3	—
Effect of movements in exchange rates	16	9	(7)	—	—	18
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Cost of sales	42	43	44
General and administration expenses	237	238	234
Discontinued operations	10	34	82
Total amortization expense	289	315	360

Refer to note 17 for details of security granted over the Group's intangible assets.

14.1    Impairment testing for indefinite life intangible assets

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

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	As of December 31,
	2014			2013
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG	—	—	—	848	315	—
Evergreen	67	34	—	67	34	—
Closures	378	—	—	388	—	—
Reynolds Consumer Products	1,913	850	—	1,908	850	—
Pactiv Foodservice	1,695	526	62	1,727	526	69
Graham Packaging	1,418	250	—	1,438	250	—
Total	5,471	1,660	62	6,376	1,975	69

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2015 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2015 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2015 Adjusted EBITDA is subject to review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2014 ranged between 8x and 10x. Costs to sell were estimated to be 1-1.5% of the fair value of each segment depending on the magnitude of the fair value.

The estimated fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 7.8% was based on market factors and costs to sell were estimated to be 2% of the fair value of each asset.

As of December 31, 2014, there was no impairment of goodwill or indefinite life identifiable intangible assets (2013: none; 2012: none). If the forecasted 2015 Adjusted EBITDA, earnings multiples, future revenue growth rate, royalty rate or discount rate used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2014, no impairment would need to be recognized.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

15.    Investments in associates and joint ventures equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method):

(In $ million)	SIG Combibloc Obeikan Company Limited	SIG Combibloc Obeikan FZCO	Ducart Evergreen Packaging Ltd ("Ducart")	Banawi Evergreen Packaging Company Limited ("Banawi")	Eclipse Closures, LLC	Graham Blow Pack Private Limited ("GBPPL")	Total
Country of incorporation	Kingdom of Saudi Arabia	United Arab Emirates	Israel	Kingdom of Saudi Arabia	USA	India
Interest held	50.0%	50.0%	50.0%	50.0%	49.0%	22.0%
Reporting date	December 31	December 31	November 30	November 30	December 31	September 30
2014
Current assets	—	—	12	15	—	3	30
Non-current assets	—	—	7	12	—	3	22
Total assets	—	—	19	27	—	6	52
Current liabilities	—	—	5	9	—	3	17
Non-current liabilities	—	—	3	4	—	1	8
Total liabilities	—	—	8	13	—	4	25
Revenue	—	—	18	22	—	10	50
Expenses	—	—	(17)	(20)	—	(10)	(47)
Profit (loss) from continuing operations	—	—	1	2	—	—	3
Profit (loss) from discontinued operations, net of income tax	16	35	—	—	—	—	51
2013
Current assets	99	143	10	12	—	2	266
Non-current assets	74	48	9	11	—	3	145
Total assets	173	191	19	23	—	5	411
Current liabilities	82	67	4	6	2	2	163
Non-current liabilities	24	43	4	5	—	1	77
Total liabilities	106	110	8	11	2	3	240
Revenue	—	—	17	18	5	—	40
Expenses	—	—	(16)	(17)	(6)	—	(39)
Profit (loss) from continuing operations	—	—	1	1	(1)	—	1
Profit (loss) from discontinued operations, net of income tax	16	33	—	—	—	—	49
2012
Revenue	—	—	21	11	2	—	34
Expenses	—	—	(19)	(10)	(2)	—	(31)
Profit (loss) from continuing operations	—	—	2	1	—	—	3
Profit (loss) from discontinued operations, net of income tax	18	33	—	—	—	—	51

No adjustment was made to the financial statements of the Ducart and Banawi operations for the purpose of applying the equity method of accounting as there were no significant events or transactions that occurred between November 30, 2014 and December 31, 2014 or between November 30, 2013 and December 31, 2013. Further, no adjustment was made with respect to GBPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2014 and December 31, 2014 or between September 30, 2013 and December 31, 2013.

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
For the year ended December 31, 2014

With respect to the SIG Combibloc Obeikan FZCO joint venture, the maximum dividend or cash distribution able to be paid to the Group in any fiscal year cannot exceed 75% of the prior year's earnings.

The Eclipse Closures, LLC joint venture has been dissolved.

15.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2014	2013
Balance as of the beginning of the year	149	141
Share of profit, net of income tax	22	26
Capital contribution	—	6
Transfers to assets held for sale	(121)	—
Dividends received	(25)	(27)
Effect of movement in exchange rates	(7)	3
Balance as of the end of the year	18	149
Amount of goodwill in carrying value of associates and joint ventures (equity method)	—	54

All goodwill in the prior year relates to SIG.

16.    Trade and other payables

	As of December 31,
(In $ million)	2014	2013
Trade payables	720	913
Accrued interest	295	296
Related party payables (refer to note 22)	16	29
Other payables and accrued expenses	365	561
Total current trade and other payables	1,396	1,799
Non-current payables	40	41

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

17.    Borrowings

As of December 31, 2014, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2014	2013
Securitization Facility(a)	405	445
2013 Credit Agreement(b)	2,548	2,623
September 2012 Senior Secured Notes(c)	3,250	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	1,500	1,500
August 2011 Senior Notes(c)	2,241	2,241
February 2011 Senior Secured Notes(c)	1,000	1,000
February 2011 Senior Notes(c)	1,000	1,000
October 2010 Senior Secured Notes(c)	1,500	1,500
October 2010 Senior Notes(c)	1,500	1,500
May 2010 Senior Notes(c)	1,000	1,000
2013 Senior Notes(d)	650	650
2013 Senior Subordinated Notes(d)	590	590
Pactiv 2017 Notes(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Notes(e)	276	276
Pactiv 2027 Notes(e)	200	200
Related party borrowings	1	1
Other borrowings(f)	39	32
Total principal amount of borrowings	18,025	18,133
Debt issuance costs	(222)	(263)
Embedded derivatives	68	80
Original issue discount	(12)	(14)
Fair value adjustment at acquisition	(1)	1
Carrying value	17,858	17,937

Current borrowings	478	471
Non-current borrowings	17,380	17,466
Total borrowings	17,858	17,937

(a)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or the LIBOR, set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2014, interest was charged at 2.08% to 2.10%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

On December 19, 2014, certain amendments were made to the Securitization Facility and related documents. The amendments permit the removal of certain Evergreen entities as sellers and made certain other amendments, including amending certain reserve formulations and dilution factors, permitting BP Factoring to exclude certain receivables subject to factoring arrangements requested by the relevant account obligor, and clarifying certain mechanics related to the permitted exclusion of sellers.

(b)        2013 Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the terms of the 2012 Credit Agreement (as defined below). The 2013 Credit Agreement comprises the following term and revolving tranches:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of December 31, 2014 (in million)	Applicable interest rate as of December 31, 2014
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,190	LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	294	EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	63	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

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

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ending March 31, 2014. Beginning with the fiscal year ended December 31, 2014, the borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement. We expect to make an excess cash flow payment of approximately $64 million for the year ended December 31, 2014. Future quarterly amortization payments are reduced by any excess cash flow amounts.

The 2013 Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the 2013 Credit Agreement. The Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of the Group as of the last day of the most recently ended fiscal quarter of the Company for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the Group for the period of four consecutive fiscal quarters of the Company for which financial statements are available, in each case calculated in accordance with the 2013 Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 5. If the Group is unable to meet the Guarantor Coverage Test, the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The 2013 Credit Agreement provides the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that the Group meets the Guarantor Coverage Test, the Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the 2013 Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

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

(c)        Reynolds Notes

The Group's borrowings as of December 31, 2014 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

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

(d)         2013 Notes

On November 15, 2013, BP II and Beverage Packaging Holdings II Issuer Inc. ("BP II Issuer") (a wholly-owned indirect subsidiary of the Company) (together, the "2013 Notes Issuers") issued $650 million principal amount of 5.625% senior notes due 2016 (the "2013 Senior Notes"). Interest on the 2013 Senior Notes is paid semi-annually on June 15 and December 15, commencing December 15, 2013. The proceeds of the 2013 Senior Notes were used to redeem the 2007 Senior Notes (as defined below) at a redemption price of 100% of the aggregate principal amount and

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

to pay fees and expenses related to the transaction. On or after December 15, 2015, the 2013 Notes Issuers may redeem the 2013 Senior Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. Prior to December 15, 2015, the 2013 Notes Issuers may redeem the 2013 Senior Notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date.

On December 10, 2013, the 2013 Notes Issuers issued $590 million principal amount of 6.000% senior subordinated notes due 2017 (the "2013 Senior Subordinated Notes" and, together with the 2013 Senior Notes, the "2013 Notes"). Interest on the 2013 Senior Subordinated Notes is paid semi-annually on June 15 and December 15, commencing June 15, 2014. The proceeds of the 2013 Senior Subordinated Notes were used to redeem the 2007 Senior Subordinated Notes (as defined below) and to pay fees and expenses, including the applicable premium on the 2007 Senior Subordinated Notes, related to the transaction. On or after June 15, 2016, the 2013 Notes Issuers may redeem the 2013 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. Prior to June 15, 2016, the 2013 Notes Issuers may redeem the 2013 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date.

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

In certain circumstances which would constitute a change in control, the holders of the 2013 Notes have the right to require the 2013 Notes Issuers to repurchase the 2013 Notes at a premium.

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

During the year ended December 31, 2013, the Group satisfied and discharged the 2007 Notes, as discussed above.

(e)    Pactiv Notes

As of December 31, 2014, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

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

(f)     Other borrowings

As of December 31, 2014, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2014, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities which

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2014 also included finance lease obligations of $28 million (2013: $30 million).

18.    Employee benefits

18.1 Summary of employee benefit liabilities

	As of December 31,
(In $ million)	2014	2013
Salaries and wages accrued	138	172
Provision for annual leave	45	55
Provision for other employee benefits	33	33
Provision for exit from multi-employer pension plans	92	77
Defined benefit obligations:
Pension benefits	1,145	535
Post-employment medical benefits	122	114
Total employee benefit liabilities	1,575	986
Current	201	243
Non-current	1,374	743
Total employee benefit liabilities	1,575	986

Included in liabilities directly associated with assets held for sale at December 31, 2014 is $162 million of employee benefit liabilities.

18.2    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in countries including Canada, Germany, Japan, Taiwan, United Kingdom, Mexico and the United States. The majority of the Group’s net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans. The Group generally funds its retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of the Group’s defined benefit pension plans, thereby increasing the Group’s obligation to make contributions to the plans, which in turn would reduce the cash available for the Group’s business. The Group has generally provided aggregated disclosures in respect of these plans on the basis that these plans are not exposed to materially different risks.
The Group’s largest pension plan is the Pactiv Retirement Plan, of which the Company became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 86% (2013: 78%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2014, the Pactiv Retirement Plan was underfunded by $979 million. The year end remeasurement of the Pactiv plan included the adoption of new mortality tables published by the U.S. Society of Actuaries in the fourth quarter of 2014. Implementation of the new tables increased the Pactiv plan liability by $343 million.

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. Regulations for funding of U.S. pensions plans are not expected to adopt the new mortality tables until 2017. The Group does not expect to make contributions to the Pactiv plan in 2015. Expected contributions during the year ending December 31, 2015 for all other defined benefit plans are estimated to be up to $10 million.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.
In connection with the sale of SIG, the Group has agreed to retain the assets and liabilities associated with the SIG US pension plan with a net liability of approximately $3 million; however, all other SIG related defined benefit plan assets and liabilities will transfer to the purchaser. Accordingly, as of December 31, 2014, a net pension obligation of $8 million has been classified as held for sale, comprising of $118 million asset position included in assets held for sale and $126 million pension obligation included in liabilities directly associated with assets held for sale.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2014	2013	2014	2013	2014	2013
Balance as of January 1	5,316	5,825	(4,837)	(4,463)	479	1,362
Included in the profit or loss:
Current service cost	20	21	—	—	20	21
Interest cost (income)	221	205	(201)	(152)	20	53
Administrative expenses	—	—	18	16	18	16
Curtailments	—	(1)	—	—	—	(1)
Total expense (income) recognized in profit or loss	241	225	(183)	(136)	58	89
Remeasurement (gains) losses:
Actuarial (gains) loss arising from:
Demographic assumptions	421	(33)	—	—	421	(33)
Financial assumptions	412	(376)	—	—	412	(376)
Return on plan assets excluding interest income	—	—	(129)	(541)	(129)	(541)
Total remeasurement (gains) losses	833	(409)	(129)	(541)	704	(950)
Other movements:
Contributions by the Group	—	—	(51)	(25)	(51)	(25)
Contributions by plan participants	—	2	—	(2)	—	—
Benefits paid by the plans	(352)	(346)	352	346	—	—
Business disposals	(28)	—	—	—	(28)	—
Effect of movements in exchange rates	(84)	19	75	(16)	(9)	3
Total other movements	(464)	(325)	376	303	(88)	(22)
Balance as of December 31	5,926	5,316	(4,773)	(4,837)	1,153	479

Comprised of:
Pactiv Retirement Plan	4,809	4,122	(3,830)	(3,832)	979	290
Other plans	482	1,194	(316)	(1,005)	166	189
	5,291	5,316	(4,146)	(4,837)	1,145	479
Plans associated with assets held for sale	635	—	(627)	—	8	—
Balance as of December 31	5,926	5,316	(4,773)	(4,837)	1,153	479

Comprised of:
Funded plans					1,080	330
Plans associated with assets held for sale					8	—
Unfunded plans					65	149
Total net pension benefits liability					1,153	479

Included in the statements of financial position as:
Employee benefit liabilities					1,145	535
Liabilities directly associated with assets held for sale					126	30
Assets held for sale					(118)	—
Other assets, non-current					—	(86)
Total net pension benefits liability					1,153	479

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

The Group's pension plans had a weighted average duration of 11 years (2013: 10 years).

For the year ended December 31, 2012, the Group recognized remeasurement losses of $125 million directly in other comprehensive income. The losses were comprised of $2 million of losses from changes in demographic assumptions, $463 million of losses from changes in financial assumptions, partially offset by $340 million from gains on plan assets, excluding interest.

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Cost of sales	14	20	13
General and administration expenses	33	58	68
Total plan net expense from continuing operations	47	78	81
Discontinued operations	11	11	12
Total plan net expense	58	89	93

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The net plan expense for the year ended December 31, 2012 was comprised of current service cost of $22 million, administrative expense of $16 million, and interest expense of $237 million, partially offset by interest income of $182 million.

During the year ended December 31, 2014, the plan net expense of the Pactiv Retirement Plan was $31 million (2013: $57 million; 2012: $59 million).

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2014	2013
Equity instruments	3,219	3,185
Debt instruments	889	1,141
Property	424	422
Other	241	89
Total plan assets	4,773	4,837

Approximately 80% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) approximately $2,900 million of exposure to equity markets, which includes exposure to approximately $2,100 million of U.S. equities held through a combination of listed equities and equity index derivatives, and exposure to approximately $800 million of non-U.S. equities held through unlisted index funds; (ii) approximately $562 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $256 million of exposure to property held through unlisted commingled funds.

Included in the value of the Pactiv Retirement Plan equity instruments is approximately $1,700 million of cash and short-term investments, including short-term government bonds, reflecting the amounts set aside for the notional value of the equity instruments underlying the derivatives.

On December 31, 2014, in anticipation of a change in plan trustee effective January 1, 2015, plan assets of certain U.S. pension plans totaling $158 million were converted to cash and cash equivalents and are reflected in the “Other” category above. Subsequent to the plan trustee change, all plan assets were reinvested based on an allocation of 70% equity, 20% debt instruments and 10% property investments.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2014 and 2013, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2014	2013	2012
Discount rates at December 31	0.7% - 7.0%	1.0% - 8.0%	1.1% - 6.6%
Future salary increases	0.0% - 7.0%	0.0% - 5.0%	0.0% - 6.0%
Future pension increases	0.0% - 4.0%	0.0% - 3.8%	0.0% - 4.0%

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2014 and 2013 was 4.0% and 4.7%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2014 for 2014 and the RP 2000 combined mortality table for 2013.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	(8)	6
Effect on the defined benefit obligation	(284)	313

The mortality tables used for the mortality assumption included projections of improved life expectancy. These tables are only changed infrequently; however, when they change they can have a significant impact on the plan liability. Estimates of the impact of mortality table changes are complex and difficult to measure. The Group does not expect changes to the mortality tables, which were adopted in 2014, to occur in the next several years.

18.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. SIG does not participate in post-employment medical benefit plans. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% for the years ended December 31, 2014, 2013 and 2012.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2014 for 2014 and the RP2000 combined mortality rate table for 2013.

The Group expects to contribute $7 million to the post-employment medical benefit plans during the annual period ending December 31, 2015.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2014	2013
Liability for post-employment medical obligations as of the beginning of the year	114	133
Included in the profit or loss
Current service cost	2	2
Interest cost	5	5
Past service cost	(2)	—
Total expense (income) recognized in profit or loss	5	7
Remeasurement (gains) losses
Actuarial (gains) losses from changes in demographic assumptions	3	(10)
Actuarial (gains) losses from changes in financial assumptions	7	(10)
Total remeasurement (gains) losses	10	(20)
Other movements
Contributions by plan participants	1	1
Benefits paid by the plans	(8)	(7)
Post-employment medical obligations related to business disposals	—	—
Total other movements	(7)	(6)
Liability for post-employment medical obligations as of the end of the year	122	114

For the year ended December 31, 2012, the Group recognized net benefit plan expense of $4 million related to post-employment medical obligations. The net benefit plan expense was comprised of $2 million of current service cost and $6 million of interest cost, partially offset by $4 million of past service cost credits.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

For the year ended December 31, 2012, the Group recognized net remeasurement losses of $3 million directly in other comprehensive income. The net losses were comprised of $8 million of losses from changes in financial assumptions, partially offset by $5 million of gains from changes in demographic assumptions.

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

18.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2014, the Group recorded expense of $55 million (2013: $63 million; 2012: $58 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

18.5    Multi-employer plans

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
The most significant of the multi-employer pension plans in which the Group participates is the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participate. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements the Group will be required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which the Group currently estimates to be approximately $5 million per year for 20 years. As a result, the Group accrued a liability of $82 million as of December 31, 2014 ($66 million as of December 31, 2013) for the present value of such future payments. However, the amount may change depending on negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. Therefore, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has recorded in prior years a withdrawal liability of $11 million for payments to be made over 20 years for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of about $6 million annually over the next 20 years.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

19.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2013	39	38	38	64	179
Provisions made	3	77	18	14	112
Provisions used	(1)	(60)	(17)	(12)	(90)
Provisions reversed	—	(8)	(1)	(16)	(25)
Transfers to liabilities directly associated with assets held for sale	(3)	(24)	—	(17)	(44)
Other transfers	—	(1)	—	(1)	(2)
Effect of movements in exchange rates	—	(3)	—	(2)	(5)
Balance as of December 31, 2014	38	19	38	30	125
Current	2	17	25	10	54
Non-current	36	2	13	20	71
Total provisions as of December 31, 2014	38	19	38	30	125
Current	1	36	23	23	83
Non-current	38	2	15	41	96
Total provisions as of December 31, 2013	39	38	38	64	179

Other provisions

Other provisions as of December 31, 2014 included $10 million of onerous leases (2013: $12 million), $7 million of environmental remediation programs (2013: $6 million), $6 million of product warranty provisions (2013: $16 million) and $2 million of legal provisions (2013: $21 million).

20.    Equity

20.1    Share capital

The reported share capital balance as of December 31, 2014 is that of the Company, which is the sole parent of the Group.

Further information regarding Reynolds Group Holdings Limited's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2014	2013	2012
Balance at the beginning of the year	111,000,004	111,000,004	111,000,004
Repurchase of shares	(39,500,000)	—	—
Issue of shares	—	—	—
Balance at the end of the year	71,500,004	111,000,004	111,000,004

All issued shares are fully paid and have no par value.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

In November 2014, RGHL repurchased 39.5 million shares for $31 million from Packaging Finance Limited, its sole shareholder.

20.2    Dividends

There were no dividends declared or paid by the Company during any years presented.

20.3    Capital management

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
For the year ended December 31, 2014

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures, including for example to dispose of assets or operating segments of the business, alter its short to medium term plans with respect to capital projects and working capital levels, or to re-balance the level of equity and external debt in place.

21.    Financial risk management

21.1    Overview

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

21.2    Market risk

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

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2014:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	3,665,950,000		$101.00 - 102.57	Jan 2015 - Dec 2015
Currency futures	Sell	MXN	132,480,000		$14.72	Jan 2015 - Mar 2015
Currency forwards	Buy	Brazilian real	20,991,600		$2.744	Mar 2015
Currency futures	Sell	CA$	109,906,616		$1.1328 - 1.1597	Jan 2015 - Dec 2015
Currency forwards	Sell	EUR	806,000,000		$0.8033 - 0.8222	Jan 2015 - May 2015
Currency put to forwards	Sell	EUR	100,000,000		$0.8033	May 2015

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2014, the Group recognized an unrealized gain of $3 million (2013: none; 2012: none) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2014, the Group recognized a realized gain of $1 million (2013: none; 2012: none) as a component of cost of sales in the statements of comprehensive income.

A 10% upwards movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2014, would have resulted in a $2 million reduction of unrealized gains and a $2 million increase in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

For the year ended December 31, 2014, the Group's primary foreign currency exchange exposure resulted from euro-denominated net intercompany receivable in a U.S. dollar functional currency entity. The net intercompany receivable driving the exposure for this entity was primarily due to relationships with entities presented as discontinued operations. Therefore, the exposure will not be as great in the future. In addition, the

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Group is also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of its entities with different functional currencies.
The Group is also exposed to foreign currency exchange risk with respect to the pending SIG sale transaction as the aggregate purchase price is set in euros. As of December 31, 2014, the Group has mitigated approximately 90% of the exposure to changes in the euro against the U.S. dollar through derivative contracts and the terms of the sale and purchase agreement.

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

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Fixed rate instruments
Borrowings	(15,068)	(10)	(1,545)	(7,771)	(5,742)
Total fixed rate instruments	(15,068)	(10)	(1,545)	(7,771)	(5,742)
Floating rate instruments
Cash and cash equivalents	1,588	1,588	—	—	—
Related party receivables	330	330	—	—	—
Bank overdrafts	(1)	(1)	—	—	—
Borrowings	(2,957)	(2,957)	—	—	—
Total variable rate instruments	(1,040)	(1,040)	—	—	—
Total	(16,108)	(1,050)	(1,545)	(7,771)	(5,742)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2013
Fixed rate instruments
Borrowings	(15,062)	(2)	(655)	(1,911)	(12,494)
Total fixed rate instruments	(15,062)	(2)	(655)	(1,911)	(12,494)
Floating rate instruments
Cash and cash equivalents	1,490	1,490	—	—	—
Related party receivables	324	324	—	—	—
Bank overdrafts	(4)	(4)	—	—	—
Borrowings	(3,072)	(3,072)	—	—	—
Total variable rate instruments	(1,262)	(1,262)	—	—	—
Total	(16,324)	(1,264)	(655)	(1,911)	(12,494)

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Cash flow sensitivity analysis

The underlying three-month LIBOR and EURIBOR as of December 31, 2014 were 0.26% and 0.08%, respectively. A change in interest rates would impact future interest payments and receipts on the Group's floating rate liabilities and assets. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one-year timeframe. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2014, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the 2013 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would have a $6 million increase on the interest expense on the U.S. term loan and no material impact on the interest expense on the European term loan, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Senior Secured Credit Facilities.

Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2014, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

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

The following table provides the detail of outstanding derivative contracts as of December 31, 2014:

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	34,000	JPY58,690 - JPY62,970	Jan 2015 - Dec 2015
Resin swaps	pound	18,000,000	$0.94 - $0.97	Jan 2015 - Dec 2015
Aluminum swaps	metric tonne	45,647	$1,793 - $2,572	Jan 2015 - Sep 2017*
Aluminum swaps	pound	43,375,899	$0.18 - $0.23	Jan 2015 - Sept 2015
Natural gas swaps	million BTU	8,520,882	$3.35 - $4.81	Jan 2015 - Jan 2016
Ethylene swaps	pound	2,285,821	$0.48 - $0.49	Jan 2015 - Apr 2015
Paraxylene swaps	pound	33,498,520	$0.54 - $0.73	Jan 2015 - Jul 2015
Polymer-grade propylene swaps	pound	61,841,153	$0.62 - $0.76	Jan 2015 - Aug 2015
Benzene swaps	U.S. liquid gallon	39,562,074	$3.40 - $ 4.75	Jan 2015 - Dec 2015
Diesel swaps	U.S. liquid gallon	28,904,606	$3.54 - $3.88	Jan 2015 - Dec 2015
Low-density polyethylene swaps	pound	6,000,000	$1.02	Jul 2015 - Dec 2015
Linerboard swaps	ton	9,000	$655	Jan 2015 - May 2015

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2014, the Group recognized an unrealized loss of $134 million (2013: unrealized gain of $3 million; 2012: unrealized gain of $14 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2014, the Group recognized a realized loss of $2 million (2013: realized loss of $8 million; 2012: realized gain of $12 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upwards movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2014, would have resulted in a $13 million reduction of unrealized losses and a $13 million increase in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

21.3    Credit risk

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

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 11.

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

21.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12-month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses including the servicing of financial obligations. As of December 31, 2014, the Group had $1,587 million of cash on hand, net of bank overdrafts and excluding cash on hand classified as held for sale.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2014, the Group had undrawn lines of credit under the revolving facilities of the 2013 Credit Agreement totaling $57 million and €39 million ($48 million) (2013: $51 million and €39 million ($54 million)). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Non-derivative financial liabilities
Bank overdrafts	(1)	(1)	(1)	—	—	—
Trade and other payables	(1,396)	(1,101)	(1,101)	—	—	—
Borrowings	(17,858)	(24,311)	(1,727)	(3,980)	(12,184)	(6,420)
	(19,255)	(25,413)	(2,829)	(3,980)	(12,184)	(6,420)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	30	30	—	—	—
Outflows	(105)	(135)	(135)	—	—	—
	(105)	(105)	(105)	—	—	—
Total	(19,360)	(25,518)	(2,934)	(3,980)	(12,184)	(6,420)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2013
Non-derivative financial liabilities
Bank overdrafts	(4)	(4)	(4)	—	—	—
Trade and other payables	(1,799)	(1,503)	(1,503)	—	—	—
Borrowings	(17,937)	(25,681)	(1,728)	(3,202)	(6,740)	(14,011)
	(19,740)	(27,188)	(3,235)	(3,202)	(6,740)	(14,011)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	12	12	—	—	—
Outflows	(3)	(15)	(14)	(1)	—	—
	(3)	(3)	(2)	(1)	—	—
Total	(19,743)	(27,191)	(3,237)	(3,203)	(6,740)	(14,011)

21.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2014
Assets
Cash and cash equivalents	—	1,588	—	1,588	1,588
Current and non-current receivables	—	1,530	—	1,530	1,530
Derivative financial assets:
Commodity and foreign currency derivatives	26	—	—	26	26
Embedded derivatives	296	—	—	296	296
Total assets	322	3,118	—	3,440	3,440
Liabilities
Bank overdrafts	—	—	(1)	(1)	(1)
Trade and other payables	—	—	(1,396)	(1,396)	(1,396)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(131)	—	—	(131)	(131)
Borrowings	—	—	(17,858)	(17,858)	(18,542)
Total liabilities	(131)	—	(19,295)	(19,426)	(20,110)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

(In $ million)	Fair value through the profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2013
Assets
Cash and cash equivalents	—	1,490	—	1,490	1,490
Current and non-current receivables	—	1,869	—	1,869	1,869
Derivative financial assets:
Commodity and foreign currency derivatives	12	—	—	12	12
Embedded derivatives	437	—	—	437	437
Total assets	449	3,359	—	3,808	3,808
Liabilities
Bank overdrafts	—	—	(4)	(4)	(4)
Trade and other payables	—	—	(1,799)	(1,799)	(1,799)
Non-current payables	—	—	(41)	(41)	(41)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(15)	—	—	(15)	(15)
Borrowings	—	—	(17,937)	(17,937)	(19,019)
Total liabilities	(15)	—	(19,781)	(19,796)	(20,878)

The methods used in determining fair values of financial instruments are disclosed in note 3.3 and note 3.4.

21.6    Fair value measurements recognized in the statement of comprehensive income

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2014
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(105)	—	(105)
Embedded derivatives	—	296	—	296
Total	—	191	—	191

As of December 31, 2013
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(3)	—	(3)
Embedded derivatives	—	437	—	437
Total	—	434	—	434

There were no transfers between any levels during the years ended December 31, 2014 and 2013.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

22.     Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Employee benefits	12	12	9
Total compensation expense to key management personnel	12	12	9

There were no transactions with key management personnel during the years ended December 31, 2014, 2013 and 2012.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2014	2013	2012	2014	2013
Transactions with the immediate and ultimate parent companies
Due to ultimate parent(a)	—	—	—	(1)	(1)
Transactions with joint ventures
Sale of goods and services(b)	196	221	186	37	59
Transactions with other related parties
Trade receivables
Carter Holt Harvey Limited				—	—
Sale of goods	—	1	—
Carter Holt Harvey Pulp & Paper Limited(g)				—	—
Sale of goods	3	2	2
FRAM Group Operations LLC				1	1
Recharges	2	2	3
Sale of goods	1	1	1
Rank Group North America, Inc.				1	1
Recharges	6	3	—
United Components, Inc				—	—
Recharges	—	1	—
Trade payables
Carter Holt Harvey Limited				—	—
Purchase of goods	(9)	(11)	(11)
Carter Holt Harvey Pulp & Paper Limited(g)				—	(6)
Purchase of goods	(30)	(35)	(29)
Rank Group Limited				(7)	(10)
Recharges(c)	(11)	(12)	(31)
Management fee(d)	(39)	(38)	(32)
Rank Group North America, Inc.				—	—
Recharges(e)	(17)	(18)	(20)
Loans receivable
Rank Group Limited(f)				330	324
Interest income	22	18	17
Loans payable
LQ70 (BPTA) Pty Limited				—	—
Loan advanced	—	(2)	—
Reynolds Treasury (NZ) Limited				—	—
Interest expense	—	—	(1)
Receivable related to transfer of tax losses to:
Carter Holt Harvey Limited	—	—	—	—	5
Payable related to transfer of tax losses to:
Burns Philp (New Zealand) Limited				(1)	(5)
Transfer of tax losses	—	(1)	—
Evergreen Packaging New Zealand Limited				—	—
Transfer of tax losses	—	—	(3)
Rank Group Investments Limited				(8)	(6)
Transfer of tax losses	(2)	(4)	—
Reynolds Packaging Group (NZ) Limited				—	—
Transfer of tax losses	—	—	(7)

(a)	The advance due to Packaging Holdings Limited is non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

(c)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These charges are for various costs incurred including taxes related to the management fee (refer to note 27), financing and other activities.

(d)	Represents a management fee paid to Rank Group Limited for management, consulting, monitoring and advisory services. Refer to note 27.

(e)	Primarily represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(f)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the year ended December 31, 2014, interest was charged at 6.22% to 6.95% (2013: 5.89% to 5.94%; 2012: 5.89% to 5.99%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(g)	Carter Holt Harvey Pulp & Paper Limited was sold to a non-related party in December 2014. Amounts represent transactions incurred while under common ownership.

23.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2014	2013	2014
Continuing operations
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.	Dec-31	Argentina	100	100	100
Graham Packaging San Martin S.A. (in liquidation) (a)	Dec-31	Argentina	—	100	—
Lido Plast San Luis S.A. (in liquidation)	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L. (b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.(c)	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD (in liquidation) (a)	Dec-31	Bulgaria	—	100	—
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc. (d)	Dec-31	Canada	100	—	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd.	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2014	2013	2014
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH (e)	Dec-31	Germany	—	100	—
Closure Systems International Holdings (Germany) GmbH (e)	Dec-31	Germany	—	100	—
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (in liquidation)	Dec-31	Germany	100	100	100
Pactiv-Omni Germany Holdings GmbH (f)	Dec-31	Germany	100	—	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Holdings (Japan) KK (g)	Dec-31	Japan	—	100	—
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) I S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) II S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesoriìa en Plaìstico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2014	2013	2014
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	100	100	100
BPTE B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Pactiv Europe B.V. (in liquidation) (a)	Dec-31	Netherlands	—	100	—
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi (h)	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited (i)	Dec-31	United Kingdom	100	100	100
CSl UK Oldco Limited (j)	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC (k)	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2014	2013	2014
Coast-Packaging Company (California General Partnership) (b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. I	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. II	Dec-31	U.S.A.	100	100	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging GP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Minster LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Technological Specialties LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging West Jordan, LLC	Dec-31	U.S.A.	100	100	100
Graham Recycling Company L.P.	Dec-31	U.S.A.	100	100	100
Master Containers, LLC (l)	Dec-31	U.S.A.	100	100	100
Pactiv Germany Holdings Inc. (g)	Dec-31	U.S.A.	—	100	—
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC (m)	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2014	2013	2014
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Spirit Foodservice, LLC (n)	Dec-31	U.S.A.	100	100	100
Spirit Foodservice Products, LLC (o)	Dec-31	U.S.A.	100	100	100
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.	Dec-31	Venezuela	100	100	100
Discontinued operations
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co KG	Dec-31	Austria	100	100	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
SIG Combibloc SARL	Dec-31	France	100	100	100
SIG Beteiligungs GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
SIG Asset Holdings Limited (in liquidation)(a)	Dec-31	Guernsey	—	100	—
SIG Combibloc Limited (in liquidation)	Dec-31	Hong Kong	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
PT. SIG Combibloc Indonesia (d)	Dec-31	Indonesia	100	—	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Middle America M.A., S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc Mexico, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Tecnologica para Plasticos de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2014	2013	2014
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA, LLC	Dec-31	U.S.A.	100	100	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	Voluntarily liquidated/deregistered/dissolved during the year.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Name changed during the year from Graham Packaging do Brasil Indústria e Comércio S.A.

(d)	Incorporated during the year.

(e)	Sold during the year.

(f)	Acquired during the year.

(g)	Merged during the year with another entity in the Group.

(h)	Name changed during the year from Graham Plastpak Plastik Ambalaj Sanayi A.S.

(i)	Name changed during the year from Omni-Pac U.K. Limited.

(j)	Name changed during the year from Closure Systems International (UK) Limited.

(k)	Name changed during the year from Closure Systems International Holdings Inc.

(l)	Name changed during the year from Master Containers, Inc.

(m)	Name changed during the year from Reynolds Consumer Products Inc.

(n)	Name changed during the year from Spirit Foodservice, Inc.

(o)	Name changed during the year from Spirit Foodservice Products, Inc.

24.    Business combinations

Novelis Foil Products

In June 2014, the Group acquired 100% of the assets of the Novelis Foil Products North America division of Novelis Inc. and Novelis Corporate ("Novelis Foil Products"). The aggregate purchase price was $30 million. Novelis Foil Products is primarily a manufacturer of aluminum foil products. The operating results of Novelis Foil Products have been included in the Reynolds Consumer Products segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

Trans Western Polymers, Inc.

In November 2013, the Group acquired the shares of Trans Western Polymers, Inc. ("Trans Western"). The aggregate purchase price was $72 million, net of debt assumed of $21 million, which was repaid by the Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags. The operating results of Trans Western have been included in the Reynolds Consumer Products segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

Spirit Foodservice Products, Inc.

In March 2013, the Group acquired the shares of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million. The consideration was paid in cash. Spirit is a producer of extruded polystyrene cups, injection-molded polystyrene products such as cutlery and utensils and extruded polypropylene products. The operating results of Spirit have been included in the Pactiv Foodservice segment since the date of the acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

International Tray Pads & Packaging, Inc. and Interplast Packaging Inc.

In September 2012, the Group acquired the shares of International Tray Pads & Packaging, Inc., which manufactures meat and poultry pads, furniture shipping pads, medical wadding and related products. Also in September 2012, the Group acquired the business of Interplast Packaging Inc., which manufactures egg cartons for use in retail packaging of specialty eggs. The operating results of International Tray Pads & Packaging, Inc. and Interplast Packaging, Inc. have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. Combined, the consideration paid was $30 million. These acquisitions did not have a material effect on the Group's financial condition or results of operations.

25.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

	As of December 31,
(In $ million)	2014	2013
Less than one year	102	110
Between 1 and 5 years	205	220
More than 5 years	83	88
Total	390	418

During the year ended December 31, 2014, $131 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2013: $129 million; 2012: $119 million).

26.    Capital commitments

As of December 31, 2014, the Group had entered into contracts to incur capital expenditures of $117 million (2013: $142 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

27.    Contingencies

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the Group’s ultimate shareholder, charged the Group a Management Fee of $39 million, $38 million and $32 million, of which $31 million, $30 million and $25 million was included in continuing operations with the remainder included in discontinued operations for the years ended December 31, 2014, 2013 and 2012, respectively. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009, however the 2013 Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of those years.
Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2014, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 17. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

28.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 17).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of December 31, 2014 and 2013 and the related statements of financial performance and cash flows for each of the years ended December 31, 2014, 2013 and 2012 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 17);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of financial performance and consolidating statements of cash flows for the years ended December 31, 2014, 2013 and 2012 and the condensed consolidating statements of financial position as of December 31, 2014 and 2013 reflect the current guarantor structure of the Group.

The presentation of certain items in prior years has changed to conform to current year presentation. These adjustments do not impact the consolidated ending balances, nor do they have a material impact on the individual guarantor categories or the presentation as a whole.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

In conjunction with the repayment of the 2007 Notes, BP II guaranteed the Reynolds Notes. In conjunction with the entry into the 2013 Credit Agreement, certain entities that were previously guarantors of the Reynolds Notes were released as guarantors. Comparative information has been represented to reflect the revised guarantor structure that resulted from these transactions.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of financial performance, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of financial performance, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in note 3 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Condensed consolidating statement of financial performance

	For the year ended December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,356	1,453	(143)	11,666
Cost of sales	—	—	(8,547)	(1,246)	143	(9,650)
Gross profit	—	—	1,809	207	—	2,016
Other income, other expenses and share of equity method earnings, net of income tax	(420)	—	22	(28)	380	(46)
Selling, marketing and distribution expenses	—	—	(229)	(26)	—	(255)
General and administration expenses	—	—	(666)	(75)	—	(741)
Profit (loss) from operating activities ("EBIT")	(420)	—	936	78	380	974
Financial income	22	1,023	10	86	(1,116)	25
Financial expenses	(3)	(1,167)	(1,394)	(26)	1,116	(1,474)
Net financial income (expenses)	19	(144)	(1,384)	60	—	(1,449)
Profit (loss) from continuing operations before income tax	(401)	(144)	(448)	138	380	(475)
Income tax (expense) benefit	(6)	46	59	(29)	—	70
Profit (loss) from continuing operations	(407)	(98)	(389)	109	380	(405)
Profit (loss) from discontinued operations, net of income tax	105	—	114	86	(200)	105
Profit (loss) for the year	(302)	(98)	(275)	195	180	(300)
Total other comprehensive income (loss), net of income tax	(560)	—	(565)	(245)	810	(560)
Total comprehensive income (loss) for the year	(862)	(98)	(840)	(50)	990	(860)

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	(407)	(98)	(389)	107	380	(407)
Equity holder of the Group - discontinued operations	105	—	114	86	(200)	105
Non-controlling interests	—	—	—	2	—	2
	(302)	(98)	(275)	195	180	(300)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(973)	(98)	(961)	(119)	1,178	(973)
Equity holder of the Group - discontinued operations	111	—	120	67	(187)	111
Non-controlling interests	—	—	—	2	—	2
	(862)	(98)	(841)	(50)	991	(860)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Condensed consolidating statement of financial position

	As of December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,319	269	—	1,588
Trade and other receivables	—	—	246	930	—	1,176
Inventories	—	—	1,285	168	—	1,453
Inter-group receivables	—	298	6	—	(304)	—
Assets held for sale	—	—	2,290	477	—	2,767
Other assets	—	1	71	24	—	96
Total current assets	—	299	5,217	1,868	(304)	7,080
Investments in subsidiaries, associates and joint ventures	—	—	1,676	16	(1,674)	18
Property, plant and equipment	—	—	2,966	446	—	3,412
Intangible assets	—	—	10,115	384	—	10,499
Inter-group receivables	—	12,889	626	152	(13,667)	—
Other assets	330	296	90	25	—	741
Total non-current assets	330	13,185	15,473	1,023	(15,341)	14,670
Total assets	330	13,484	20,690	2,891	(15,645)	21,750
Liabilities
Trade and other payables	15	284	865	232	—	1,396
Borrowings	1	—	68	409	—	478
Inter-group payables	2	1	297	4	(304)	—
Liabilities directly associated with assets held for sale	—	—	593	146	—	739
Other liabilities	10	—	384	49	—	443
Total current liabilities	28	285	2,207	840	(304)	3,056
Borrowings	—	12,856	4,524	—	—	17,380
Deficit in subsidiaries	1,358	—	—	—	(1,358)	—
Inter-group liabilities	88	162	13,066	351	(13,667)	—
Other liabilities	—	90	2,251	98	—	2,439
Total non-current liabilities	1,446	13,108	19,841	449	(15,025)	19,819
Total liabilities	1,474	13,393	22,048	1,289	(15,329)	22,875
Net assets (liabilities)	(1,144)	91	(1,358)	1,602	(316)	(1,125)
Equity
Equity (deficit) attributable to equity holder of the Group	(1,144)	91	(1,358)	1,583	(316)	(1,144)
Non-controlling interests	—	—	—	19	—	19
Total equity (deficit)	(1,144)	91	(1,358)	1,602	(316)	(1,125)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Condensed consolidating statement of cash flows

	For the year ended December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(39)	(1,005)	791	119	1,015	881

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	—	—	(589)	(98)	—	(687)
Proceeds from sale of property, plant and equipment, investment properties and other assets	—	—	25	—	—	25
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(40)	—	—	(40)
Disposal of businesses, net of cash disposed	—	—	80	—	—	80
Proceeds from insurance claims	—	—	50	—	—	50
Net related party advances (repayments)	—	(3)	(65)	88	(20)	—
Intercompany return of capital	—	—	17	—	(17)	—
Related party interest received	—	1,003	6	6	(1,015)	—
Other	—	—	(10)	34	—	24
Net cash from (used in) investing activities	—	1,000	(526)	30	(1,052)	(548)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	8	161	—	169
Repayment of borrowings	—	—	(28)	(200)	—	(228)
Net related party borrowings (repayments)	70	22	(84)	(28)	20	—
Intercompany return of capital	—	(17)	—	—	17	—
Payment of debt transaction costs	—	—	(3)	—	—	(3)
Share repurchase	(31)	—	—	—	—	(31)
Other	—	—	—	(3)	—	(3)
Net cash from (used in) financing activities	39	5	(107)	(70)	37	(96)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Condensed consolidating statement of financial performance

	For the year ended December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,309	1,590	(147)	11,752
Cost of sales	—	—	(8,464)	(1,354)	147	(9,671)
Gross profit	—	—	1,845	236	—	2,081
Other income, other expenses and share of equity method earnings, net of income tax	(289)	—	118	(25)	105	(91)
Selling, marketing and distribution expenses	—	—	(239)	(27)	—	(266)
General and administration expenses	—	—	(698)	(80)	—	(778)
Profit (loss) from operating activities ("EBIT")	(289)	—	1,026	104	105	946
Financial income	18	1,173	38	79	(1,119)	189
Financial expenses	—	(1,024)	(1,479)	(21)	1,119	(1,405)
Net financial income (expenses)	18	149	(1,441)	58	—	(1,216)
Profit (loss) from continuing operations before income tax	(271)	149	(415)	162	105	(270)
Income tax (expense) benefit	(5)	(124)	156	(31)	—	(4)
Profit (loss) from continuing operations	(276)	25	(259)	131	105	(274)
Profit (loss) from discontinued operations, net of income tax	206	—	214	83	(297)	206
Profit (loss) for the year	(70)	25	(45)	214	(192)	(68)
Total other comprehensive income (loss), net of income tax	496	—	493	39	(532)	496
Total comprehensive income (loss) for the year	426	25	448	253	(724)	428

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	(276)	25	(259)	129	105	(276)
Equity holder of the Group - discontinued operations	206	—	214	83	(297)	206
Non-controlling interests	—	—	—	2	—	2
	(70)	25	(45)	214	(192)	(68)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	193	25	207	158	(390)	193
Equity holder of the Group - discontinued operations	233	—	241	93	(334)	233
Non-controlling interests	—	—	—	2	—	2
	426	25	448	253	(724)	428

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Condensed consolidating statement of financial position

	As of December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,258	232	—	1,490
Trade and other receivables	5	—	508	995	—	1,508
Inventories	—	—	1,423	224	—	1,647
Inter-group receivables	—	293	3	—	(296)	—
Other assets	—	1	108	26	—	135
Total current assets	5	294	3,300	1,477	(296)	4,780
Investments in subsidiaries, associates and joint ventures	—	—	1,932	147	(1,930)	149
Property, plant and equipment	—	—	3,680	673	—	4,353
Intangible assets	—	—	11,561	494	—	12,055
Inter-group receivables	—	12,871	477	200	(13,548)	—
Other assets	324	437	223	62	—	1,046
Total non-current assets	324	13,308	17,873	1,576	(15,478)	17,603
Total assets	329	13,602	21,173	3,053	(15,774)	22,383
Liabilities
Trade and other payables	17	284	1,135	363	—	1,799
Borrowings	1	—	29	441	—	471
Inter-group payables	—	—	293	3	(296)	—
Other liabilities	8	—	448	67	—	523
Total current liabilities	26	284	1,905	874	(296)	2,793
Borrowings	—	12,832	4,634	—	—	17,466
Deficit in subsidiaries	533	—	—	—	(533)	—
Inter-group liabilities	21	140	13,069	318	(13,548)	—
Other liabilities	—	136	2,098	121	—	2,355
Total non-current liabilities	554	13,108	19,801	439	(14,081)	19,821
Total liabilities	580	13,392	21,706	1,313	(14,377)	22,614
Net assets (liabilities)	(251)	210	(533)	1,740	(1,397)	(231)
Equity
Equity (deficit) attributable to equity holder of the Group	(251)	210	(533)	1,720	(1,397)	(251)
Non-controlling interests	—	—	—	20	—	20
Total equity (deficit)	(251)	210	(533)	1,740	(1,397)	(231)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Condensed consolidating statement of cash flows

	For the year ended December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(38)	(1,016)	675	207	957	785

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	—	—	(652)	(72)	—	(724)
Proceeds from sale of property, plant and equipment, investment properties and other assets	—	—	20	—	—	20
Proceeds from insurance claims	—	—	14	—	—	14
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(107)	—	—	(107)
Net related party advances (repayments)	14	—	(41)	(25)	52	—
Related party interest received	3	954	—	—	(957)	—
Other	—	—	5	28	—	33
Net cash from (used in) investing activities	17	954	(761)	(69)	(905)	(764)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	3,849	117	—	3,966
Repayment of borrowings	—	—	(3,842)	(197)	—	(4,039)
Net related party borrowings (repayments)	21	62	11	(42)	(52)	—
Payment of debt transaction costs	—	—	(25)	—	—	(25)
Other	—	—	(1)	(2)	—	(3)
Net cash from (used in) financing activities	21	62	(8)	(124)	(52)	(101)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Condensed consolidating statement of financial performance

	For the year ended December 31, 2012
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,342	1,570	(154)	11,758
Cost of sales	—	—	(8,390)	(1,424)	154	(9,660)
Gross profit	—	—	1,952	146	—	2,098
Other income, other expenses and share of equity method earnings, net of income tax	(312)	—	(18)	(17)	251	(96)
Selling, marketing and distribution expenses	—	—	(238)	(29)	—	(267)
General and administration expenses	—	—	(689)	(84)	—	(773)
Profit (loss) from operating activities ("EBIT")	(312)	—	1,007	16	251	962
Financial income	17	1,203	145	(4)	(1,064)	297
Financial expenses	—	(1,130)	(1,621)	4	1,064	(1,683)
Net financial income (expenses)	17	73	(1,476)	—	—	(1,386)
Profit (loss) from continuing operations before income tax	(295)	73	(469)	16	251	(424)
Income tax (expense) benefit	(5)	(23)	181	(28)	—	125
Profit (loss) from continuing operations	(300)	50	(288)	(12)	251	(299)
Profit (loss) from discontinued operations, net of income tax	201	—	208	90	(298)	201
Profit (loss) for the year	(99)	50	(80)	78	(47)	(98)
Total other comprehensive income (loss), net of income tax	(59)	(3)	(79)	115	(33)	(59)
Total comprehensive income (loss) for the year	(158)	47	(159)	193	(80)	(157)

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	(300)	50	(288)	(13)	251	(300)
Equity holder of the Group - discontinued operations	201	—	208	90	(298)	201
Non-controlling interests	—	—	—	1	—	1
	(99)	50	(80)	78	(47)	(98)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(416)	47	(424)	95	282	(416)
Equity holder of the Group - discontinued operations	258	—	265	97	(362)	258
Non-controlling interests	—	—	—	1	—	1
	(158)	47	(159)	193	(80)	(157)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

Condensed consolidating statement of cash flows

	For the year ended December 31, 2012
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(32)	(996)	1,653	(668)	961	918

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties	—	—	(538)	(112)	—	(650)
Proceeds from sale of property, plant and equipment, investment properties and other assets	—	—	32	—	—	32
Proceeds from insurance claims	—	—	6	—	—	6
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(33)	—	—	(33)
Disposal of businesses, net of cash disposed	—	—	95	—	—	95
Net related party advances (repayments)	—	(2,722)	(165)	(12)	2,899	—
Related party interest received	—	961	—	—	(961)	—
Related party investment in subsidiaries	—	—	(200)	—	200	—
Other	32	—	3	8	(32)	11
Net cash from (used in) investing activities	32	(1,761)	(800)	(116)	2,106	(539)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	4,500	2,636	553	—	7,689
Repayment of borrowings	—	(1,697)	(5,227)	(80)	—	(7,004)
Net related party borrowings (repayments)	—	—	2,711	165	(2,899)	(23)
Payment of debt transaction costs	—	(46)	(52)	(7)	—	(105)
Proceeds from issuance of share capital	—	—	—	200	(200)	—
Other	—	—	(32)	(2)	32	(2)
Net cash from (used in) financing activities	—	2,757	36	829	(3,067)	555

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2014

29.    Subsequent events

On February 17, 2015, the Group announced that it plans to use all of the net proceeds from the sale of SIG to redeem or otherwise retire a portion of its senior indebtedness, and in connection therewith, launched asset sale offers, as required by the indentures that govern its senior notes, at par for certain of ts outstanding notes, and premium tender offers for certain notes. On February 25, 2015, the Group entered into an amendment to its Credit Agreement to, among other things, remove the requirement that a pro rata portion of the net proceeds from the sale of SIG be used to prepay the term loans under the Credit Agreement and to increase the margin on the term loans (such changes to be effective upon the receipt of such net proceeds) so that all such net proceeds can be used in connection with such asset sale offers and premium tender offers.

There have been no other events subsequent to December 31, 2014 which would require accrual or disclosure in these consolidated financial statements.

Beverage Packaging Holdings Group

Combined financial statements for the year ended
December 31, 2014

Beverage Packaging Holdings Group

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Boards of Directors of Beverage Packaging Holdings (Luxembourg) I S.A. and Beverage Packaging Holdings (Luxembourg) II S.A.:

In our opinion, the accompanying combined statements of financial position and the related combined statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings Group and its subsidiaries (the "Group") at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 25, 2015

Beverage Packaging Holdings Group
Combined statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2014	2013(1)	2012(1)
Revenue		11,666	11,752	11,758
Cost of sales	*	(9,650)	(9,671)	(9,660)
Gross profit		2,016	2,081	2,098
Selling, marketing and distribution expenses	*	(255)	(266)	(267)
General and administration expenses	*	(741)	(778)	(773)
Net other income (expenses)	6	(17)	(62)	(72)
Share of profit of associates and joint ventures, net of income tax	15	2	1	1
Profit from operating activities		1,005	976	987
Financial income	9	5	171	279
Financial expenses	9	(1,473)	(1,405)	(1,683)
Net financial expenses		(1,468)	(1,234)	(1,404)
Profit (loss) from continuing operations before income tax		(463)	(258)	(417)
Income tax (expense) benefit	10	76	1	129
Profit (loss) from continuing operations		(387)	(257)	(288)
Profit (loss) from discontinued operations, net of income tax	7	113	214	208
Profit (loss) for the year		(274)	(43)	(80)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(110)	(148)	(4)
Transfers from foreign currency translation reserve		—	33	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	18	(440)	611	(71)
Total other comprehensive income (loss), net of income tax		(550)	496	(75)
Total comprehensive income (loss)		(824)	453	(155)
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(389)	(259)	(289)
Equity holder of the Group - discontinued operations		113	214	208
Non-controlling interests		2	2	1
		(274)	(43)	(80)
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(945)	210	(414)
Equity holder of the Group - discontinued operations		119	241	258
Non-controlling interests		2	2	1
		(824)	453	(155)

(1)	The information presented has been revised to reflect SIG as a discontinued operation. Refer to notes 2.6 and 7 for additional information.

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 18 and 25.

The combined statements of comprehensive income should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Combined statements of financial position

		As of December 31,
(In $ million)	Note	2014	2013
Assets
Cash and cash equivalents		1,588	1,490
Trade and other receivables	11	1,176	1,503
Inventories	12	1,453	1,647
Current tax assets	10	2	14
Assets held for sale	7	2,767	36
Derivatives	21	26	12
Other assets		68	73
Total current assets		7,080	4,775
Related party and other non-current receivables	11	114	59
Investments in associates and joint ventures	15	18	149
Deferred tax assets	10	10	49
Property, plant and equipment	13	3,412	4,353
Intangible assets	14	10,499	12,055
Derivatives	21	296	437
Other assets		81	199
Total non-current assets		14,430	17,301
Total assets		21,510	22,076
Liabilities
Bank overdrafts		1	4
Trade and other payables	16	1,381	1,782
Liabilities directly associated with assets held for sale	7	739	38
Borrowings	17	477	470
Current tax liabilities	10	46	133
Derivatives	21	131	14
Employee benefits	18	201	243
Provisions	19	54	83
Total current liabilities		3,030	2,767
Non-current payables	16	40	41
Borrowings	17	17,380	17,466
Deferred tax liabilities	10	954	1,474
Derivatives	21	—	1
Employee benefits	18	1,374	743
Provisions	19	71	96
Total non-current liabilities		19,819	19,821
Total liabilities		22,849	22,588
Net liabilities		(1,339)	(512)
Equity
Share capital	20	2,311	2,311
Reserves		(1,604)	(1,059)
Accumulated losses		(2,065)	(1,784)
Equity (deficit) attributable to equity holder of the Group		(1,358)	(532)
Non-controlling interests		19	20
Total equity (deficit)		(1,339)	(512)

The combined statements of financial position should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Combined statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2012)		1,417	303	(1,790)	(723)	(793)	22	(771)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(81)	(81)	1	(80)
Remeasurement of defined benefit plans, net of income tax	18	—	—	(71)	—	(71)	—	(71)
Reclassification upon sale of business		—	—	7	(7)	—	—	—
Foreign currency translation reserve		—	(4)	—	—	(4)	—	(4)
Total comprehensive income (loss) for the year		—	(4)	(64)	(88)	(156)	1	(155)
Repayment of contributed capital		(32)	—	—	—	(32)	—	(32)
Purchase of non-controlling interest		—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2012		1,385	299	(1,854)	(813)	(983)	21	(962)
Balance at the beginning of the year (January 1, 2013)		1,385	299	(1,854)	(813)	(983)	21	(962)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(45)	(45)	2	(43)
Remeasurement of defined benefit plans, net of income tax	18	—	—	611	—	611	—	611
Foreign currency translation reserve(2)		—	(115)	—	—	(115)	—	(115)
Total comprehensive income (loss) for the year		—	(115)	611	(45)	451	2	453
Capital restructure(3)		926	—	—	(926)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2013		2,311	184	(1,243)	(1,784)	(532)	20	(512)
Balance at the beginning of the year (January 1, 2014)		2,311	184	(1,243)	(1,784)	(532)	20	(512)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(276)	(276)	2	(274)
Remeasurement of defined benefit plans, net of income tax	18	—	—	(440)	—	(440)	—	(440)
Foreign currency translation reserve		—	(110)	—	—	(110)	—	(110)
Total comprehensive income (loss) for the year		—	(110)	(440)	(276)	(826)	2	(824)
Reclassification upon sale of business		—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2014		2,311	74	(1,678)	(2,065)	(1,358)	19	(1,339)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of foreign currency translation losses, which had been accumulated in equity, were recognized in profit (loss).

(3)
On December 12, 2013, Beverage Packaging Holdings (Luxembourg) I S.A. converted a portion of its statutory retained earnings into capital through a capital restructure. Refer to note 20.1 for additional information.

The combined statements of changes in equity (deficit) should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Combined statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2014	2013	2012
Cash flows from operating activities
Profit (loss)		(274)	(43)	(80)
Adjustments for:
Depreciation and amortization		910	1,020	1,134
Impairment charges		11	59	52
Foreign currency adjustments		(1)	46	8
Change in fair value of derivatives		129	(6)	(7)
(Gain) loss on sale or disposal of businesses and non-current assets		(66)	(15)	(84)
Share of profit of associates and joint ventures, net of income tax	15	(27)	(26)	(27)
Net financial expenses		1,637	1,262	1,422
Premium on extinguishment of borrowings		—	(18)	(101)
Interest paid		(1,270)	(1,342)	(1,427)
Income tax expense (benefit)		(8)	99	(78)
Income taxes paid, net of refunds received		(134)	(133)	(133)
Change in trade and other receivables		16	(75)	69
Change in inventories		(55)	(56)	157
Change in trade and other payables		60	(33)	(19)
Change in provisions and employee benefits		1	77	91
Change in other assets and liabilities		(9)	4	(27)
Net cash from operating activities		920	820	950
Cash flows used in investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties		(687)	(724)	(650)
Proceeds from sale of property, plant and equipment, investment properties and other assets		25	20	32
Proceeds from insurance claims		50	14	6
Acquisition of businesses and investments in joint ventures, net of cash acquired	24	(40)	(107)	(33)
Disposal of businesses, net of cash disposed		80	—	95
Related party loan advance	22	(70)	(21)	—
Other		24	33	11
Net cash used in investing activities		(618)	(785)	(539)
Cash flows from (used in) financing activities
Drawdown of borrowings		169	3,966	7,689
Repayment of borrowings		(228)	(4,039)	(7,004)
Related party borrowings (repayments)		—	(14)	(23)
Payment of debt transaction costs		(3)	(25)	(105)
Repayment of contributed capital		—	—	(32)
Other		(3)	(3)	(2)
Net cash from (used in) financing activities		(65)	(115)	523
Net increase (decrease) in cash and cash equivalents		237	(80)	934
Cash and cash equivalents at the beginning of the year		1,486	1,554	594
Effect of exchange rate fluctuations on cash and cash equivalents		(39)	12	26
Cash and cash equivalents as of December 31		1,684	1,486	1,554
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,588	1,490	1,556
Cash and cash equivalents classified as assets held for sale		97	—	—
Bank overdrafts		(1)	(4)	(2)
Cash and cash equivalents as of December 31		1,684	1,486	1,554

Beverage Packaging Holdings Group
Combined statements of cash flows

The combined statements of cash flows should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The combined financial statements of Beverage Packaging Holdings Group (the "Group") as of and for the year ended December 31, 2014 comprise the combination of:

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

The address of the registered office of BP I and BP II is: 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") Interpretations as issued by the International Accounting Standards Board ("IASB").

The combined financial statements were approved by the Boards of Directors (the “Directors”) on February 25, 2015 in Munsbach, Luxembourg (February 26, 2015 in Auckland, New Zealand).

2.2    Going concern

The combined financial statements have been prepared using the going concern assumption.

The combined statement of financial position as of December 31, 2014 presents negative equity of $1,339 million compared to negative equity of $512 million as of December 31, 2013. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Refer to note 3.2(c). The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

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

Information disclosed in the combined statement of comprehensive income, combined statement of changes in equity (deficit) and combined statement of cash flows for the current year is for the twelve month period ended December 31, 2014. Information for the comparative years is for the twelve month periods ended December 31, 2013 and December 31, 2012.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

2.6    Comparative information

In November 2014, the Group entered into a conditional agreement to sell SIG to Onex Corporation. SIG was classified as a discontinued operation from this date. Accordingly, the presentation of the combined statement of comprehensive income has been revised as if SIG had been discontinued for the years ended December 31, 2013 and 2012. In addition, the assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the combined statement of financial position.

For the year ended December 31, 2013, there was an offsetting error on two line items presented within the combined statements of comprehensive income for the fiscal year ended December 31, 2013. The line item exchange differences on translating foreign operations, reported as a loss of $82 million, should have been reported as a loss of $148 million, and the line item transfers from foreign currency translation reserve, reported as a loss of $33 million, should have been reported as a gain of $33 million. The net amount remains unchanged. This error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the combined financial statements for the year ended December 31, 2013. Accordingly, the Group has revised its combined statement of comprehensive income for the year ended December 31, 2013 to correct this error.

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

3.1    Basis of combination

The combined financial statements represent the combination of the financial statements of the BP I Group and BP II, a sister company to BP I, as prescribed under the requirements of certain indentures governing our indebtedness. Refer to note 17 for additional information on the Group's borrowings.

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

Refer to note 24 for disclosure of acquisitions in the current and comparative years.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

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

3.3    Foreign currency

(a)    Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2014, BP I and BP II changed their functional currency from euro to U.S. dollar.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2014	2013	2012	2014	2013
1 €	1.33	1.33	1.29	1.22	1.38
10 MXN	0.75	0.78	0.76	0.68	0.77
1 CA$	0.91	0.97	1.00	0.86	0.94

3.4    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, trade and other receivables, trade and other payables and interest bearing borrowings.

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

(c)    Other liabilities

Other liabilities are comprised of all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group's other liabilities are comprised of trade and other payables and interest bearing borrowings, including those with related parties. The Group's other liabilities are measured as follows:

(i)	Trade and other payables
Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are stated at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing borrowings are stated at amortized cost. Any difference between the amortized cost and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings, using the effective interest method.

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
For the year ended December 31, 2014

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
For the year ended December 31, 2014

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

Upon initial recognition the finance leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included in borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.4(c)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

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
For the year ended December 31, 2014

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
For the year ended December 31, 2014

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

3.11    Assets and liabilities classified as held for sale and discontinued operations

(a)    Assets and liabilities classified as held for sale

Assets (or disposal groups comprised of assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. They are stated at the lower of carrying amount and fair value less costs to sell. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

(b)    Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is revised as if the operation had been discontinued from the start of the comparative period.

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
For the year ended December 31, 2014

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
For the year ended December 31, 2014

3.14    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2014, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2014, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

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

(c)    Other reserves

The other reserves comprise balances resulting from transactions between entities under common control and remeasurement gains and losses arising on defined benefit plans.

In accordance with the Group's accounting policy for transactions between entities under common control (refer to note 3.2(c)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the share capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010.

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
For the year ended December 31, 2014

differences. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized when the Group considers it more likely than not that the deferred tax asset will be recoverable. In determining if a deferred tax asset is recoverable, the Group considers the adequacy of future taxable income, including the reversal of taxable temporary differences, forecasted earnings, and available tax planning strategies. The recoverability of deferred tax assets is reviewed at each reporting date.

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

3.20    New and revised standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2014

On May 20, 2013, the IASB issued IFRIC 21 "Levies" which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. When the obligating event occurs over a period of time, the liability is recognized progressively. IFRIC 21 is effective for fiscal years beginning on or after January 1, 2014. The adoption of this amendment did not have any impact on the Group's combined financial statements.
On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements. The requirements of the amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014 and requires retrospective application for the comparative period. The adoption of this amendment did not have any impact on the Group's combined financial statements.

On November 21, 2013, the IASB issued an amendment to IAS 19 "Employee Benefit Plans." The amendment applies to contributions from employees or third parties to defined benefit plans and was issued to simplify the accounting for contributions that are independent of the number of years of employee service. This amendment is effective for annual periods ending on or after July 1, 2014 with early application permitted. The adoption of this amendment did not have a material impact on the Group's combined financial statements for the year ended December 31, 2014.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2014, and have not been applied in preparing these combined financial statements:

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. IFRS 15 will be effective for periods beginning on or after January 1, 2017. The Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of this new standard.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying amounts of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty with respect to estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

on the higher of fair value less costs to sell and value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 14.

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

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

As discussed in note 2.6, SIG is presented as a discontinued operation. SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a large global customer base with its largest presence in Europe.

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

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Prior to January 1, 2014, Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales of non-branded products to Pactiv Foodservice were sold at cost. Effective January 1, 2014, sales between Pactiv Foodservice and Reynolds Consumer Products are determined with reference to prevailing market prices on an arm's-length basis. The results for the years ended December 31, 2013 and 2012 have been revised to reflect the current pricing structure for comparability purposes. There is no impact to the combined financial results. With this change, all inter-segment pricing is determined with reference to prevailing market pricing on an arm's-length basis. In addition, Pactiv Foodservice's presentation of inter-segment revenue and cost of sales for the years ended December 31, 2013 and December 31, 2012 have been revised to properly reflect the amounts reported for an adjustment of an intercompany elimination entry. This resulted in an equal increase to inter-segment revenue and cost of sales in Pactiv Foodservice in the amount of $43 million and $53 million for the years ended December 31, 2013 and December 31, 2012, respectively, offset by an elimination of the same amount in Corporate/Unallocated. The adjustments do not impact gross profit or the combined financial results.

The following tables reflect the impact of these adjustments on previously reported periods:

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the year ended December 31, 2013	596	555	583	626	(42)	(44)
For the year ended December 31, 2012	603	558	611	657	(44)	(45)

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

Business segment reporting

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,597	1,116	2,717	3,491	2,745	—	11,666
Total inter-segment revenue	115	12	161	543	—	(831)	—
Total segment revenue	1,712	1,128	2,878	4,034	2,745	(831)	11,666
Gross profit	290	191	655	570	306	4	2,016
Expenses and other income	(98)	(94)	(259)	(272)	(193)	(97)	(1,013)
Share of profit of associates and joint ventures, net of income tax	2	—	—	—	—	—	2
Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(93)	1,005
Financial income							5
Financial expenses							(1,473)
Profit (loss) from continuing operations before income tax							(463)
Income tax (expense) benefit							76
Profit (loss) from continuing operations							(387)

Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(93)	1,005
Depreciation and amortization	57	74	98	245	324	—	798
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(93)	1,803

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(93)	1,803
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	3	9	—	11
Business integration costs	—	—	3	—	—	—	3
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
Gain on sale of businesses and properties	—	(14)	—	(20)	—	—	(34)
Impact of purchase price accounting on inventories	—	—	1	—	—	—	1
Litigation settlement	—	—	—	—	(18)	—	(18)
Multi-employer pension plan withdrawal	13	—	—	1	—	—	14
Non-cash change in provisions and current assets	—	3	—	—	(9)	—	(6)
Non-cash pension expense	—	—	—	—	—	31	31
Operational process engineering-related consultancy costs	—	—	—	—	7	—	7
Plant damages and associated insurance recoveries, net	—	—	—	(69)	—	—	(69)
Restructuring costs, net of reversals	3	7	3	11	19	2	45
Strategic review costs	—	—	—	—	—	18	18
Unrealized (gain) loss on derivatives	5	10	25	84	1	—	125
Other	—	1	(1)	—	—	5	5
Adjusted EBITDA from continuing operations	271	177	525	553	446	(37)	1,935
Adjusted EBITDA from discontinued operations							548
Total Adjusted EBITDA							2,483
Segment assets (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,522	21,510
Included in segment assets are:
Additions to property, plant and equipment	57	60	43	158	147	156	621
Additions to intangible assets	1	1	2	8	2	5	19
Investments in associates and joint ventures	17	—	—	—	1	—	18
Segment liabilities (excluding intercompany balances)(1)	404	309	760	1,265	989	19,122	22,849

(1) Corporate/Unallocated includes segment assets and liabilities (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,553	1,181	2,572	3,422	3,024	—	11,752
Total inter-segment revenue	113	10	136	588	—	(847)	—
Total segment revenue	1,666	1,191	2,708	4,010	3,024	(847)	11,752
Gross profit	213	190	689	652	339	(2)	2,081
Expenses and other income	(84)	(130)	(237)	(289)	(266)	(100)	(1,106)
Share of profit of associates and joint ventures, net of income tax	1	—	—	—	—	—	1
Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(102)	976
Financial income							171
Financial expenses							(1,405)
Profit (loss) from continuing operations before income tax							(258)
Income tax (expense) benefit							1
Profit (loss) from continuing operations							(257)

Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(102)	976
Depreciation and amortization	57	77	96	246	375	2	853
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(100)	1,829

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(100)	1,829
Included in EBITDA:
Asset impairment charges	—	11	1	9	21	—	42
Business integration costs	—	—	—	—	36	—	36
Business interruption costs	—	(1)	—	—	—	—	(1)
Gain on sale of businesses and properties	—	—	—	(1)	—	—	(1)
Impact of purchase price accounting on inventories	—	—	1	1	—	—	2
Multi-employer pension plan withdrawal	61	—	—	5	—	—	66
Non-cash change in provisions and current assets	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	57	57
Operational process engineering-related consultancy costs	—	—	—	—	5	—	5
Plant damages and associated insurance recoveries, net	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	—	17	1	10	13	—	41
Unrealized (gain) loss on derivatives	(1)	(4)	4	(2)	—	—	(3)
Other	—	2	—	2	—	1	5
Adjusted EBITDA from continuing operations	247	162	555	626	523	(45)	2,068
Adjusted EBITDA from discontinued operations							544
Total Adjusted EBITDA							2,612
Segment assets (excluding intercompany balances)(1)(2)	1,085	1,444	4,196	5,475	5,308	4,568	22,076
Included in segment assets are:
Additions to property, plant and equipment	57	53	42	243	133	213	741
Additions to intangible assets	1	4	1	—	7	5	18
Investments in associates and joint ventures	15	—	—	—	1	133	149
Segment liabilities (excluding intercompany balances)(2)	381	323	747	1,260	976	18,901	22,588

(1) Segment assets as of December 31, 2013 have been revised to conform to the current year presentation.

(2) Corporate/Unallocated includes segment assets and liabilities (both excluding intercompany balances) related to discontinued operations of $3,026 million and $770 million, respectively.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2012
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,601	1,228	2,508	3,376	3,045	—	11,758
Total inter-segment revenue	84	9	113	563	—	(769)	—
Total segment revenue	1,685	1,237	2,621	3,939	3,045	(769)	11,758
Gross profit	269	232	685	633	280	(1)	2,098
Expenses and other income	(93)	(129)	(229)	(278)	(266)	(117)	(1,112)
Share of profit of associates and joint ventures, net of income tax	1	—	—	—	—	—	1
Earnings before interest and tax (“EBIT”) from continuing operations	177	103	456	355	14	(118)	987
Financial income							279
Financial expenses							(1,683)
Profit (loss) from continuing operations before income tax							(417)
Income tax (expense) benefit							129
Profit (loss) from continuing operations							(288)

Earnings before interest and tax (“EBIT”) from continuing operations	177	103	456	355	14	(118)	987
Depreciation and amortization	57	75	104	305	377	1	919
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	234	178	560	660	391	(117)	1,906

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2012
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	234	178	560	660	391	(117)	1,906
Included in EBITDA:
Asset impairment charges	—	3	1	13	16	—	33
Business acquisition and integration costs	—	—	2	24	31	4	61
Business interruption costs	—	1	—	—	—	—	1
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
Gain on sale of businesses and properties	—	—	—	(77)	—	—	(77)
Non-cash change in provisions and current assets	—	—	3	6	—	—	9
Non-cash pension expense	—	—	—	—	—	59	59
Operational process engineering-related consultancy costs	—	—	2	14	—	—	16
Plant damages and associated insurance recoveries, net	—	—	—	19	—	—	19
Restructuring costs, net of reversals	2	5	—	4	27	(1)	37
SEC registration costs	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	(2)	(1)	(10)	(1)	—	—	(14)
Other	—	1	—	(5)	2	1	(1)
Adjusted EBITDA from continuing operations	233	187	558	657	467	(46)	2,056
Adjusted EBITDA from discontinued operations							501
Total Adjusted EBITDA							2,557

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

Information about geographic area

The Group's revenue from external customers from continuing operations and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables and deferred tax assets) by geographic origin are detailed below. Post-employment benefit assets are excluded for 2013. In presenting information on a geographic basis, revenue and assets have been reported based on the location of the business operations.

(In $ million)	United States	Remaining North American Region	Europe	Asia	South America	Other	Total
Total external revenue
For the year ended December 31, 2014	9,586	756	499	536	272	17	11,666
For the year ended December 31, 2013	9,463	800	622	547	305	15	11,752
For the year ended December 31, 2012	9,502	773	615	536	317	15	11,758
Non-current assets
As of December 31, 2014	12,769	406	406	276	128	25	14,010
As of December 31, 2013	13,140	470	1,764	889	352	55	16,670

There was no revenue from external customers in Luxembourg, where BP I and BP II are domiciled, for any years presented. There were no non-current assets in Luxembourg as of December 31, 2014 or 2013.

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Foodservice packaging	4,034	4,010	3,939
Food and beverage plastic containers	1,875	2,048	2,081
Caps and closures	1,128	1,191	1,237
Waste and storage products	1,208	1,056	1,027
Cooking products	956	913	855
Carton packaging	848	842	815
Tableware	714	739	739
Household product containers	408	482	481
Liquid packaging board	470	444	449
Paper products	394	380	421
Automotive lubricant containers	325	323	316
Personal care containers	137	171	167
Inter-segment eliminations	(831)	(847)	(769)
Total revenue	11,666	11,752	11,758

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2014	2013	2012
Asset impairment charges, net of reversals	(8)	(42)	(33)
Business acquisition and integration costs	—	(36)	(60)
Gain on sale of businesses	34	—	77
Gain on sale of non-current assets	—	1	—
Insurance recoveries, net of costs incurred	77	24	(18)
Litigation settlement	18	3	—
Net foreign currency exchange gains (losses)	(2)	(2)	(3)
Non-cash change in provisions	9	3	—
Operational process engineering-related consultancy costs	—	(5)	(16)
Restructuring costs, net of reversals	—	(10)	(37)
SEC registration costs	—	—	(8)
Strategic review costs	(18)	—	—
Unrealized gains (losses) on derivatives	(131)	3	14
Other	4	(1)	12
Net other income (expenses)	(17)	(62)	(72)

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its SIG, Evergreen and Closures businesses. This initiative is part of a review and possible reallocation of capital and resources within the Group's business portfolio. In November 2014, the Group entered into an agreement to sell SIG to Onex Corporation. Refer to note 7 for further details. The strategic reviews of Evergreen and Closures are ongoing. The reviews of the Evergreen and Closures businesses may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so. Strategic review costs include costs incurred in connection with these activities.

In July 2014, Graham Packaging recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million in cash and $9 million from the reversal of a provision.

Insurance recoveries, net of costs incurred are primarily related to plant damages at Pactiv Foodservice.

7.    Discontinued operations and assets and liabilities held for sale

In November 2014, the Group announced RGHL had entered into an agreement to sell SIG to Onex Corporation for an aggregate purchase price of €3.75 billion. €3.575 billion is payable at closing subject to certain adjustments based on closing date cash, indebtedness, working capital and current tax assets and liabilities with an additional €175 million payable depending on SIG achieving certain specified consolidated EBITDA targets during fiscal years ended December 31, 2015 and 2016. The conditions precedent to the closing of the SIG sale have been satisfied and the Group anticipates that the closing will occur in mid-March 2015. The results of SIG have been presented as discontinued operations for all years presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Results of discontinued operations
Revenue	2,151	2,221	2,072
Expenses	(1,970)	(1,907)	(1,814)
Profit (loss) before income tax	181	314	258
Income tax benefit (expense)	(68)	(100)	(50)
Profit (loss) from discontinued operations	113	214	208

Cash flows from discontinued operations
Net cash from operating activities	593	374	423
Net cash used in investing activities	(174)	(175)	(145)
Net cash used in financing activities	(2)	(3)	(6)
Net cash from discontinued operations	417	196	272

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

The following table represents the assets and liabilities held for sale related to SIG as of December 31, 2014. Assets held for sale as of December 31, 2014 and 2013 included $9 million and $36 million, respectively, related to land and buildings in other segments.

As of December 31,
(In $ million)	2014
Assets
Cash and cash equivalents	97
Trade and other receivables	254
Inventories	181
Property, plant and equipment	844
Intangible assets	1,071
Investments in joint ventures	118
Deferred tax assets	25
Other assets	168
Total assets held for sale	2,758
Liabilities
Trade and other payables	366
Employee benefits	162
Current tax liabilities	54
Deferred tax liabilities	65
Provisions	37
Other liabilities	55
Liabilities directly associated with assets held for sale	739

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,034 million for the year ended December 31, 2014 (2013: $2,157 million; 2012: $2,070 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 18.

Personnel expenses recognized in discontinued operations in the statements of comprehensive income were $373 million for the year ended December 31, 2014 (2013: $382 million; 2012: $374 million).

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2014	2013	2012
Interest income	3	4	3
Interest income on related party loans (refer to note 22)	2	—	—
Net gain in fair value of derivatives	—	61	223
Net foreign currency exchange gain	—	106	53
Financial income	5	171	279
Interest expense:
Securitization Facility	(9)	(10)	(2)
2013 Credit Agreement	(106)	(10)	—
2012 Credit Agreement	—	(115)	(32)
2011 Credit Agreement	—	—	(225)
September 2012 Senior Secured Notes	(187)	(187)	(48)
February 2012 Senior Notes(a)	(1)	(1)	(60)
August 2011 Notes(a)	(339)	(339)	(265)
February 2011 Notes	(151)	(151)	(153)

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

	For the year ended December 31,
(In $ million)	2014	2013	2012
October 2010 Notes	(242)	(242)	(253)
May 2010 Senior Notes	(85)	(85)	(88)
2009 Senior Secured Notes	—	—	(110)
2013 Senior Notes	(37)	(5)	—
2013 Senior Subordinated Notes	(35)	(2)	—
2007 Notes	—	(103)	(101)
Pactiv 2012 Notes	—	—	(3)
Pactiv 2017 Notes	(24)	(24)	(24)
Pactiv 2018 Notes	(1)	(1)	(1)
Pactiv 2025 Notes	(22)	(22)	(22)
Pactiv 2027 Notes	(17)	(17)	(17)
Graham Packaging 2014 Notes	—	—	(7)
Related party borrowings (refer to note 22)	—	—	(1)
Amortization of:
Debt issuance costs:
Securitization Facility	(2)	(2)	—
2013 Credit Agreement	(2)	—	—
2012 Credit Agreement	—	(2)	—
2011 Credit Agreement	—	—	(6)
September 2012 Senior Secured Notes	(6)	(5)	(1)
February 2012 Senior Notes	—	—	(2)
August 2011 Notes	(11)	(10)	(7)
February 2011 Notes	(3)	(3)	(3)
October 2010 Notes	(10)	(9)	(8)
May 2010 Notes	(4)	(4)	(4)
2009 Senior Secured Notes	—	—	(11)
2013 Senior Notes	(2)	—	—
2013 Senior Subordinated Notes	(2)	—	—
2007 Notes	—	(4)	(4)
Fair value adjustment of acquired notes	2	2	2
Original issue discounts	(2)	(2)	(8)
Embedded derivatives	11	10	9
Net loss in fair value of derivatives	(141)	—	—
Net foreign currency exchange loss	(34)	—	—
Loss on extinguishment of debt(b)	—	(52)	(213)
Other	(11)	(10)	(15)
Financial expenses	(1,473)	(1,405)	(1,683)
Net financial expenses	(1,468)	(1,234)	(1,404)

(a)	As a result of the exchange offer in August 2012, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transaction costs.

Refer to note 17 for information on the Group's borrowings.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

10.    Income tax

	For the year ended December 31,
(In $ million)	2014	2013	2012
Current tax (expense) benefit
Current year	(55)	(58)	(78)
Tax benefit of alternative fuel mixture credits	—	—	12
Adjustments for prior years	(3)	4	3
	(58)	(54)	(63)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	131	59	109
Tax rate modifications	—	(1)	1
Recognition of previously unrecognized tax losses and temporary differences	7	3	5
Tax benefit of alternative fuel mixture credits	—	—	80
Adjustments for prior years	(4)	(6)	(3)
	134	55	192
Income tax (expense) benefit	76	1	129

In addition to the above amounts, the Group has recognized a tax benefit of $274 million directly in other comprehensive income for the year ended December 31, 2014 (2013: $362 million tax expense; 2012: $60 million tax benefit).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2014	2013	2012
Profit (loss) from continuing operations before income tax	(463)	(258)	(417)
Income tax using the New Zealand tax rate of 28%	130	71	116
Effect of tax rates in foreign jurisdictions	36	2	8
Non-deductible expenses and permanent differences	(22)	(35)	(29)
Tax exempt income and income at a reduced tax rate	9	17	16
Withholding tax	(7)	(6)	(8)
Tax benefit of alternative fuel mixture credits	—	—	92
Tax rate modifications	—	(1)	1
Capital loss	31	—	—
Recognition of previously unrecognized tax losses and temporary differences	7	3	5
Unrecognized tax losses and temporary differences	(109)	(49)	(72)
Tax uncertainties	(2)	7	6
Credits	3	3	4
Tax on unremitted earnings	8	(4)	(5)
Other taxes	—	(1)	1
Over (under) provided in prior periods	(7)	(2)	—
Other	(1)	(4)	(6)
Total income tax (expense) benefit	76	1	129

10.2    Current tax assets and liabilities

Current tax assets of $2 million as of December 31, 2014 (2013: $14 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $46 million as of December 31, 2014 (2013: $133 million) represent the amount of income taxes payable with respect to current and prior years.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

10.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2013	(87)	(586)	(1,922)	608	445	251	179	(1,112)
Recognized in the profit or loss	(26)	(19)	25	35	(26)	71	(5)	55
Recognized in equity	—	—	—	(362)	—	—	—	(362)
Business acquisitions and disposals	—	(2)	(4)	—	—	—	—	(6)
Other	—	—	3	—	—	—	(3)	—
Balance as of December 31, 2013	(113)	(607)	(1,898)	281	419	322	171	(1,425)
Recognized in the profit or loss	65	(27)	59	(4)	(111)	82	70	134
Recognized in equity	—	—	—	274	—	—	—	274
Transfers to held for sale	—	47	24	(1)	(3)	—	(28)	39
Other	2	9	14	(1)	(8)	—	18	34
Balance as of December 31, 2014	(46)	(578)	(1,801)	549	297	404	231	(944)

	As of December 31,
(In $ million)	2014	2013
Included in the statement of financial position as:
Deferred tax assets - non-current	10	49
Deferred tax liabilities - non-current	(954)	(1,474)
Total recognized net deferred tax liabilities	(944)	(1,425)

10.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2014, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $29 million of which $2 million related to discontinued operations.

10.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2012	444	(34)	40	450
Additions and reversals	56	(2)	(2)	52
Recognition	(3)	—	—	(3)
Other	(18)	(1)	(2)	(21)
Balance as of December 31, 2013	479	(37)	36	478
Additions and reversals	107	(7)	9	109
Recognition	(7)	(4)	4	(7)
Transfers to held for sale	(32)	5	(14)	(41)
Other	(97)	5	(2)	(94)
Balance as of December 31, 2014	450	(38)	33	445

	As of December 31,
(In $ million)	2014	2013
Deductible (taxable) temporary differences	(5)	(1)
Tax losses	450	479
Total unrecognized deferred tax assets	445	478

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

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

11.    Trade and other receivables

	As of December 31,
(In $ million)	2014	2013
Trade receivables	1,077	1,228
Provisions for doubtful debts	(11)	(24)
Total trade receivables, net of provisions for doubtful debts	1,066	1,204
Related party receivables (refer to note 22)	7	62
Other receivables	103	237
Total current trade and other receivables	1,176	1,503
Related party receivables (refer to note 22)	90	22
Other receivables	24	37
Total non-current receivables	114	59

11.1    Aging of trade receivables, net of provisions for doubtful debts

	As of December 31,
(In $ million)	2014	2013
Current	981	1,124
Past due 0 to 30 days	57	65
Past due 31 days to 60 days	10	7
Past due 61 days to 90 days	3	2
Past due more than 90 days	15	6
Balance at the end of the year	1,066	1,204

12.    Inventories

	As of December 31,
(In $ million)	2014	2013
Raw materials and consumables	364	438
Work in progress	177	239
Finished goods	780	870
Engineering and maintenance materials	154	155
Provision against inventories	(22)	(55)
Total inventories	1,453	1,647

During the year ended December 31, 2014, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled $5,542 million (2013: $5,419 million; 2012: $5,164 million). There were $1 million in purchase price accounting adjustments to inventories that were charged to cost of sales for the year ended December 31, 2014 (2013: $2 million; 2012: none).

During the year ended December 31, 2014, write-downs of inventories to net realizable value were $11 million (2013: $12 million; 2012: $10 million). Reversals of write-downs during 2014 were $2 million (2013: $1 million; 2012: $1 million). The inventory write-downs and reversals are included in cost of sales.

During the year ended December 31, 2014, the raw materials elements of inventories recognized within discontinued operations in the statements of comprehensive income totaled $1,094 million (2013: $1,134 million; 2012: $1,048 million).

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2014
Cost	179	871	4,510	296	—	29	5,885
Accumulated depreciation	—	(313)	(2,124)	—	—	(7)	(2,444)
Accumulated impairment losses	—	—	(29)	—	—	—	(29)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412
As of December 31, 2013
Cost	226	1,087	4,872	475	447	29	7,136
Accumulated depreciation	—	(336)	(2,138)	—	(261)	(5)	(2,740)
Accumulated impairment losses	—	(2)	(41)	—	—	—	(43)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353
Carrying amount as of January 1, 2014	226	749	2,693	475	186	24	4,353
Acquisitions through business combinations (refer to note 24)	—	—	5	6	—	—	11
Additions	—	—	3	612	5	1	621
Capitalization of borrowing costs	—	—	3	3	—	—	6
Disposals	—	(1)	(5)	—	—	—	(6)
Depreciation for the year	—	(69)	(521)	—	(29)	(2)	(621)
Impairment losses, net of reversals	—	(1)	(5)	(1)	—	—	(7)
Transfers to assets held for sale	(41)	(168)	(293)	(110)	(252)	—	(864)
Other transfers	—	70	536	(679)	99	—	26
Effect of movements in exchange rates	(6)	(22)	(59)	(10)	(9)	(1)	(107)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412
Carrying amount as of January 1, 2013	235	777	2,785	351	194	21	4,363
Acquisitions through business combinations (refer to note 24)	1	8	28	—	—	—	37
Additions	—	1	7	725	3	5	741
Capitalization of borrowing costs	—	1	3	2	—	—	6
Disposals	—	(1)	(3)	—	—	—	(4)
Depreciation for the year	—	(77)	(566)	—	(60)	(2)	(705)
Impairment losses, net of reversals	(1)	(5)	(39)	(5)	—	—	(50)
Other transfers	(8)	48	489	(587)	57	—	(1)
Effect of movements in exchange rates	(1)	(3)	(11)	(11)	(8)	—	(34)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Cost of sales	504	556	623
Selling, marketing and distribution expenses	1	1	1
General and administration expenses	14	15	17
Discontinued operations	102	133	133
Total depreciation expense	621	705	774

During the year ended December 31, 2014, the Group incurred $7 million of impairment losses, net of reversals (2013: $50 million; 2012: $43 million) primarily related to plant closures. The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 17 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2014
Cost	5,471	1,763	3,440	868	106	11,648
Accumulated amortization	—	(62)	(729)	(334)	(22)	(1,147)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499
As of December 31, 2013
Cost	6,376	2,079	3,491	880	199	13,025
Accumulated amortization	—	(50)	(559)	(276)	(83)	(968)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055
Carrying amount as of January 1, 2014	6,376	2,029	2,932	604	114	12,055
Acquisitions through business combinations (refer to note 24)	7	—	7	—	—	14
Additions	—	—	—	17	2	19
Disposals	(4)	—	(6)	—	—	(10)
Amortization for the year	—	(13)	(180)	(84)	(12)	(289)
Transfer to assets held for sale	(808)	(290)	—	(2)	(21)	(1,121)
Other	(12)	—	—	—	—	(12)
Effect of movements in exchange rates	(88)	(25)	(42)	(1)	(1)	(157)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499
Carrying amount as of January 1, 2013	6,324	2,031	3,114	680	125	12,274
Acquisitions through business combinations (refer to note 24)	37	1	22	—	—	60
Additions	—	—	—	13	5	18
Amortization for the year	—	(14)	(196)	(86)	(19)	(315)
Other transfers	(1)	2	(1)	(3)	3	—
Effect of movements in exchange rates	16	9	(7)	—	—	18
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Cost of sales	42	43	44
General and administration expenses	237	238	234
Discontinued operations	10	34	82
Total amortization expense	289	315	360

Refer to note 17 for details of security granted over the Group's intangible assets.

14.1    Impairment testing for indefinite life intangible assets

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

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

	As of December 31,
	2014			2013
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG	—	—	—	848	315	—
Evergreen	67	34	—	67	34	—
Closures	378	—	—	388	—	—
Reynolds Consumer Products	1,913	850	—	1,908	850	—
Pactiv Foodservice	1,695	526	62	1,727	526	69
Graham Packaging	1,418	250	—	1,438	250	—
Total	5,471	1,660	62	6,376	1,975	69

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2015 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2015 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2015 Adjusted EBITDA is subject to review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2014 ranged between 8x and 10x. Costs to sell were estimated to be 1-1.5% of the fair value of each segment depending on the magnitude of the fair value.

The estimated fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 7.8% was based on market factors and costs to sell were estimated to be 2% of the fair value of each asset.

As of December 31, 2014, there was no impairment of goodwill or indefinite life identifiable intangible assets (2013: none; 2012: none). If the forecasted 2015 Adjusted EBITDA, earnings multiples, future revenue growth rate, royalty rate or discount rate used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2014, no impairment would need to be recognized.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

15.    Investments in associates and joint ventures equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method):

(In $ million)	SIG Combibloc Obeikan Company Limited	SIG Combibloc Obeikan FZCO	Ducart Evergreen Packaging Ltd ("Ducart")	Banawi Evergreen Packaging Company Limited ("Banawi")	Eclipse Closures, LLC	Graham Blow Pack Private Limited ("GBPPL")	Total
Country of incorporation	Kingdom of Saudi Arabia	United Arab Emirates	Israel	Kingdom of Saudi Arabia	USA	India
Interest held	50.0%	50.0%	50.0%	50.0%	49.0%	22.0%
Reporting date	December 31	December 31	November 30	November 30	December 31	September 30
2014
Current assets	—	—	12	15	—	3	30
Non-current assets	—	—	7	12	—	3	22
Total assets	—	—	19	27	—	6	52
Current liabilities	—	—	5	9	—	3	17
Non-current liabilities	—	—	3	4	—	1	8
Total liabilities	—	—	8	13	—	4	25
Revenue	—	—	18	22	—	10	50
Expenses	—	—	(17)	(20)	—	(10)	(47)
Profit (loss) from continuing operations	—	—	1	2	—	—	3
Profit (loss) from discontinued operations, net of income tax	16	35	—	—	—	—	51
2013
Current assets	99	143	10	12	—	2	266
Non-current assets	74	48	9	11	—	3	145
Total assets	173	191	19	23	—	5	411
Current liabilities	82	67	4	6	2	2	163
Non-current liabilities	24	43	4	5	—	1	77
Total liabilities	106	110	8	11	2	3	240
Revenue	—	—	17	18	5	—	40
Expenses	—	—	(16)	(17)	(6)	—	(39)
Profit (loss) from continuing operations	—	—	1	1	(1)	—	1
Profit (loss) from discontinued operations, net of income tax	16	33	—	—	—	—	49
2012
Revenue	—	—	21	11	2	—	34
Expenses	—	—	(19)	(10)	(2)	—	(31)
Profit (loss) from continuing operations	—	—	2	1	—	—	3
Profit (loss) from discontinued operations, net of income tax	18	33	—	—	—	—	51

No adjustment was made to the financial statements of the Ducart and Banawi operations for the purpose of applying the equity method of accounting as there were no significant events or transactions that occurred between November 30, 2014 and December 31, 2014 or between November 30, 2013 and December 31, 2013. Further, no adjustment was made with respect to GBPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2014 and December 31, 2014 or between September 30, 2013 and December 31, 2013.

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
For the year ended December 31, 2014

With respect to the SIG Combibloc Obeikan FZCO joint venture, the maximum dividend or cash distribution able to be paid to the Group in any fiscal year cannot exceed 75% of the prior year's earnings.

The Eclipse Closures, LLC joint venture has been dissolved.

15.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2014	2013
Balance as of the beginning of the year	149	141
Share of profit, net of income tax	22	26
Capital contribution	—	6
Transfers to assets held for sale	(121)	—
Dividends received	(25)	(27)
Effect of movement in exchange rates	(7)	3
Balance as of the end of the year	18	149
Amount of goodwill in carrying value of associates and joint ventures (equity method)	—	54

All goodwill in the prior year relates to SIG.

16.    Trade and other payables

	As of December 31,
(In $ million)	2014	2013
Trade payables	720	913
Accrued interest	295	296
Related party payables (refer to note 22)	1	12
Other payables and accrued expenses	365	561
Total current trade and other payables	1,381	1,782
Non-current payables	40	41

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

17.    Borrowings

As of December 31, 2014, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2014	2013
Securitization Facility(a)	405	445
2013 Credit Agreement(b)	2,548	2,623
September 2012 Senior Secured Notes(c)	3,250	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	1,500	1,500
August 2011 Senior Notes(c)	2,241	2,241
February 2011 Senior Secured Notes(c)	1,000	1,000
February 2011 Senior Notes(c)	1,000	1,000
October 2010 Senior Secured Notes(c)	1,500	1,500
October 2010 Senior Notes(c)	1,500	1,500
May 2010 Senior Notes(c)	1,000	1,000
2013 Senior Notes(d)	650	650
2013 Senior Subordinated Notes(d)	590	590
Pactiv 2017 Notes(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Notes(e)	276	276
Pactiv 2027 Notes(e)	200	200
Other borrowings(f)	39	32
Total principal amount of borrowings	18,024	18,132
Debt issuance costs	(222)	(263)
Embedded derivatives	68	80
Original issue discount	(12)	(14)
Fair value adjustment at acquisition	(1)	1
Carrying value	17,857	17,936

Current borrowings	477	470
Non-current borrowings	17,380	17,466
Total borrowings	17,857	17,936

(a)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or the LIBOR, set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2014, interest was charged at 2.08% to 2.10%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

On December 19, 2014, certain amendments were made to the Securitization Facility and related documents. The amendments permit the removal of certain Evergreen entities as sellers and made certain other amendments, including amending certain reserve formulations and dilution factors, permitting BP Factoring to exclude certain receivables subject to factoring arrangements requested by the relevant account obligor, and clarifying certain mechanics related to the permitted exclusion of sellers.

(b)        2013 Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the terms of the 2012 Credit Agreement (as defined below). The 2013 Credit Agreement comprises the following term and revolving tranches:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of December 31, 2014 (in million)	Applicable interest rate as of December 31, 2014
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,190	LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	294	EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	63	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

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

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ending March 31, 2014. Beginning with the fiscal year ended December 31, 2014, the borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement. We expect to make an excess cash flow payment of approximately $64 million for the year ended December 31, 2014. Future quarterly amortization payments are reduced by any excess cash flow amounts.

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

(c)        Reynolds Notes

The Group's borrowings as of December 31, 2014 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

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

(d)         2013 Notes

On November 15, 2013, BP II and Beverage Packaging Holdings II Issuer Inc. ("BP II Issuer") (a wholly-owned subsidiary of BP I) (together, the "2013 Notes Issuers") issued $650 million principal amount of 5.625% senior notes due 2016 (the "2013 Senior Notes"). Interest on the 2013 Senior Notes is paid semi-annually on June 15 and December 15, commencing December 15, 2013. The proceeds of the 2013 Senior Notes were used to redeem the 2007 Senior Notes (as defined below) at a redemption price of 100% of the aggregate principal amount and to pay fees and expenses related to the transaction. On or after December 15, 2015, the 2013 Notes Issuers may redeem the 2013 Senior Notes at a redemption

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. Prior to December 15, 2015, the 2013 Notes Issuers may redeem the 2013 Senior Notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date.

On December 10, 2013, the 2013 Notes Issuers issued $590 million principal amount of 6.000% senior subordinated notes due 2017 (the "2013 Senior Subordinated Notes" and, together with the 2013 Senior Notes, the "2013 Notes"). Interest on the 2013 Senior Subordinated Notes is paid semi-annually on June 15 and December 15, commencing June 15, 2014. The proceeds of the 2013 Senior Subordinated Notes were used to redeem the 2007 Senior Subordinated Notes (as defined below) and to pay fees and expenses, including the applicable premium on the 2007 Senior Subordinated Notes, related to the transaction. On or after June 15, 2016, the 2013 Notes Issuers may redeem the 2013 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. Prior to June 15, 2016, the 2013 Notes Issuers may redeem the 2013 Senior Subordinated Notes at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium and accrued and unpaid interest, if any, to the redemption date.

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

In certain circumstances which would constitute a change in control, the holders of the 2013 Notes have the right to require the 2013 Notes Issuers to repurchase the 2013 Notes at a premium.

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

During the year ended December 31, 2013, the Group satisfied and discharged the 2007 Notes, as discussed above.

(e)    Pactiv Notes

As of December 31, 2014, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

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

(f)     Other borrowings

As of December 31, 2014, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2014, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities which

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2014 also included finance lease obligations of $28 million (2013: $30 million).

18.    Employee benefits

18.1 Summary of employee benefit liabilities

	As of December 31,
(In $ million)	2014	2013
Salaries and wages accrued	138	172
Provision for annual leave	45	55
Provision for other employee benefits	33	33
Provision for exit from multi-employer pension plans	92	77
Defined benefit obligations:
Pension benefits	1,145	535
Post-employment medical benefits	122	114
Total employee benefit liabilities	1,575	986
Current	201	243
Non-current	1,374	743
Total employee benefit liabilities	1,575	986

Included in liabilities directly associated with assets held for sale at December 31, 2014 is $162 million of employee benefit liabilities.

18.2    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in countries including Canada, Germany, Japan, Taiwan, United Kingdom, Mexico and the United States. The majority of the Group’s net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans. The Group generally funds its retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of the Group’s defined benefit pension plans, thereby increasing the Group’s obligation to make contributions to the plans, which in turn would reduce the cash available for the Group’s business. The Group has generally provided aggregated disclosures in respect of these plans on the basis that these plans are not exposed to materially different risks.
The Group’s largest pension plan is the Pactiv Retirement Plan, of which the Company became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 86% (2013: 78%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2014, the Pactiv Retirement Plan was underfunded by $979 million. The year end remeasurement of the Pactiv plan included the adoption of new mortality tables published by the U.S. Society of Actuaries in the fourth quarter of 2014. Implementation of the new tables increased the Pactiv plan liability by $343 million.

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. Regulations for funding of U.S. pensions plans are not expected to adopt the new mortality tables until 2017. The Group does not expect to make contributions to the Pactiv plan in 2015. Expected contributions during the year ending December 31, 2015 for all other defined benefit plans are estimated to be up to $10 million.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.
In connection with the sale of SIG, the Group has agreed to retain the assets and liabilities associated with the SIG US pension plan with a net liability of approximately $3 million; however, all other SIG related defined benefit plan assets and liabilities will transfer to the purchaser. Accordingly, as of December 31, 2014, a net pension obligation of $8 million has been classified as held for sale, comprising of $118 million asset position included in assets held for sale and $126 million pension obligation included in liabilities directly associated with assets held for sale.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2014	2013	2014	2013	2014	2013
Balance as of January 1	5,316	5,825	(4,837)	(4,463)	479	1,362
Included in the profit or loss:
Current service cost	20	21	—	—	20	21
Interest cost (income)	221	205	(201)	(152)	20	53
Administrative expenses	—	—	18	16	18	16
Curtailments	—	(1)	—	—	—	(1)
Total expense (income) recognized in profit or loss	241	225	(183)	(136)	58	89
Remeasurement (gains) losses:
Actuarial (gains) loss arising from:
Demographic assumptions	421	(33)	—	—	421	(33)
Financial assumptions	412	(376)	—	—	412	(376)
Return on plan assets excluding interest income	—	—	(129)	(541)	(129)	(541)
Total remeasurement (gains) losses	833	(409)	(129)	(541)	704	(950)
Other movements:
Contributions by the Group	—	—	(51)	(25)	(51)	(25)
Contributions by plan participants	—	2	—	(2)	—	—
Benefits paid by the plans	(352)	(346)	352	346	—	—
Business disposals	(28)	—	—	—	(28)	—
Effect of movements in exchange rates	(84)	19	75	(16)	(9)	3
Total other movements	(464)	(325)	376	303	(88)	(22)
Balance as of December 31	5,926	5,316	(4,773)	(4,837)	1,153	479

Comprised of:
Pactiv Retirement Plan	4,809	4,122	(3,830)	(3,832)	979	290
Other plans	482	1,194	(316)	(1,005)	166	189
	5,291	5,316	(4,146)	(4,837)	1,145	479
Plans associated with assets held for sale	635	—	(627)	—	8	—
Balance as of December 31	5,926	5,316	(4,773)	(4,837)	1,153	479

Comprised of:
Funded plans					1,080	330
Plans associated with assets held for sale					8	—
Unfunded plans					65	149
Total net pension benefits liability					1,153	479

Included in the statements of financial position as:
Employee benefit liabilities					1,145	535
Liabilities directly associated with assets held for sale					126	30
Assets held for sale					(118)	—
Other assets, non-current					—	(86)
Total net pension benefits liability					1,153	479

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

The Group's pension plans had a weighted average duration of 11 years (2013: 10 years).

For the year ended December 31, 2012, the Group recognized remeasurement losses of $125 million directly in other comprehensive income. The losses were comprised of $2 million of losses from changes in demographic assumptions, $463 million of losses from changes in financial assumptions, partially offset by $340 million from gains on plan assets, excluding interest.

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Cost of sales	14	20	13
General and administration expenses	33	58	68
Total plan net expense from continuing operations	47	78	81
Discontinued operations	11	11	12
Total plan net expense	58	89	93

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The net plan expense for the year ended December 31, 2012 was comprised of current service cost of $22 million, administrative expense of $16 million, and interest expense of $237 million, partially offset by interest income of $182 million.

During the year ended December 31, 2014, the plan net expense of the Pactiv Retirement Plan was $31 million (2013: $57 million; 2012: $59 million).

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2014	2013
Equity instruments	3,219	3,185
Debt instruments	889	1,141
Property	424	422
Other	241	89
Total plan assets	4,773	4,837

Approximately 80% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) approximately $2,900 million of exposure to equity markets, which includes exposure to approximately $2,100 million of U.S. equities held through a combination of listed equities and equity index derivatives and exposure to approximately $800 million of non-U.S. equities held through unlisted index funds; (ii) approximately $562 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $256 million of exposure to property held through unlisted commingled funds.

Included in the value of the Pactiv Retirement Plan equity instruments is approximately $1,700 million of cash and short-term investments, including short-term government bonds, reflecting the amounts set aside for the notional value of the equity instruments underlying the derivatives.

On December 31, 2014, in anticipation of a change in plan trustee effective January 1, 2015, plan assets of certain U.S. pension plans totaling $158 million were converted to cash and cash equivalents and are reflected in the “Other” category above. Subsequent to the plan trustee change, all plan assets were reinvested based on an allocation of 70% equity, 20% debt instruments and 10% property investments.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2014 and 2013, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2014	2013	2012
Discount rates at December 31	0.7% - 7.0%	1.0% - 8.0%	1.1% - 6.6%
Future salary increases	0.0% - 7.0%	0.0% - 5.0%	0.0% - 6.0%
Future pension increases	0.0% - 4.0%	0.0% - 3.8%	0.0% - 4.0%

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2014 and 2013 was 4.0% and 4.7%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2014 for 2014 and the RP 2000 combined mortality table for 2013.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	(8)	6
Effect on the defined benefit obligation	(284)	313

The mortality tables used for the mortality assumption included projections of improved life expectancy. These tables are only changed infrequently; however, when they change they can have a significant impact on the plan liability. Estimates of the impact of mortality table changes are complex and difficult to measure. The Group does not expect changes to the mortality tables, which were adopted in 2014, to occur in the next several years.

18.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. SIG does not participate in post-employment medical benefit plans. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% for the years ended December 31, 2014, 2013 and 2012.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2014 for 2014 and the RP2000 combined mortality rate table for 2013.

The Group expects to contribute $7 million to the post-employment medical benefit plans during the annual period ending December 31, 2015.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2014	2013
Liability for post-employment medical obligations as of the beginning of the year	114	133
Included in the profit or loss
Current service cost	2	2
Interest cost	5	5
Past service cost	(2)	—
Total expense (income) recognized in profit or loss	5	7
Remeasurement (gains) losses
Actuarial (gains) losses from changes in demographic assumptions	3	(10)
Actuarial (gains) losses from changes in financial assumptions	7	(10)
Total remeasurement (gains) losses	10	(20)
Other movements
Contributions by plan participants	1	1
Benefits paid by the plans	(8)	(7)
Post-employment medical obligations related to business disposals	—	—
Total other movements	(7)	(6)
Liability for post-employment medical obligations as of the end of the year	122	114

For the year ended December 31, 2012, the Group recognized net benefit plan expense of $4 million related to post-employment medical obligations. The net benefit plan expense was comprised of $2 million of current service cost and $6 million of interest cost, partially offset by $4 million of past service cost credits.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

For the year ended December 31, 2012, the Group recognized net remeasurement losses of $3 million directly in other comprehensive income. The net losses were comprised of $8 million of losses from changes in financial assumptions, partially offset by $5 million of gains from changes in demographic assumptions.

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
18.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2014, the Group recorded expense of $55 million (2013: $63 million; 2012: $58 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

18.5    Multi-employer plans

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
The most significant of the multi-employer pension plans in which the Group participates is the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participate. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements the Group will be required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which the Group currently estimates to be approximately $5 million per year for 20 years. As a result, the Group accrued a liability of $82 million as of December 31, 2014 ($66 million as of December 31, 2013) for the present value of such future payments. However, the amount may change depending on negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. Therefore, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has recorded in prior years a withdrawal liability of $11 million for payments to be made over 20 years for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of about $6 million annually over the next 20 years.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

19.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2013	39	38	38	64	179
Provisions made	3	77	18	14	112
Provisions used	(1)	(60)	(17)	(12)	(90)
Provisions reversed	—	(8)	(1)	(16)	(25)
Transfers to liabilities directly associated with assets held for sale	(3)	(24)	—	(17)	(44)
Other transfers	—	(1)	—	(1)	(2)
Effect of movements in exchange rates	—	(3)	—	(2)	(5)
Balance as of December 31, 2014	38	19	38	30	125
Current	2	17	25	10	54
Non-current	36	2	13	20	71
Total provisions as of December 31, 2014	38	19	38	30	125
Current	1	36	23	23	83
Non-current	38	2	15	41	96
Total provisions as of December 31, 2013	39	38	38	64	179

Other provisions

Other provisions as of December 31, 2014 included $10 million of onerous leases (2013: $12 million), $7 million of environmental remediation programs (2013: $6 million), $6 million of product warranty provisions (2013: $16 million) and $2 million of legal provisions (2013: $21 million).

20.    Equity

20.1    Share capital

The reported share capital balance as of December 31, 2014 is that of BP I and BP II.

Further information regarding the issued capital of each of the entities is detailed below:

Beverage Packaging Holdings (Luxembourg) I S.A.

	For the year ended December 31,
Number of shares	2014	2013	2012
Balance at the beginning of the year	10,170	13,063,527	13,063,527
Capital restructure (refer below)	—	(13,053,357)	—
Conversion of shares	415,380	—	—
Balance at the end of the year	425,550	10,170	13,063,527

For the period from January 1, 2014 to February 19, 2014, BP I had 10,170 common shares on issue. Each share had a par value of €31 per share, and was fully paid.

On February 19, 2014, the currency of the share capital of BP I was changed from € to $ at an exchange rate of 1.3498, and the par value was set at $1 per share. As a result, the existing share capital was converted into 425,550 common shares, held in ten share classes (classes A to J) each with 42,555 shares (par value $42,555 per class).
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
For the year ended December 31, 2014

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

Beverage Packaging Holdings (Luxembourg) II S.A.

	For the year ended December 31,
Number of shares	2014	2013	2012
Balance at the beginning of the year	1,000	1,000	1,000
Conversion of shares	40,840	—	—
Issue of shares	4,000	—	—
Balance at the end of the year	45,840	1,000	1,000

For the period from January 1, 2012 to February 19, 2014, BP II had 1,000 common shares on issue. Each share had a par value of €31 per share, and was fully paid.

On February 19, 2014:
(i) The currency of the share capital of BP II was changed from € to $ at an exchange rate of 1.3498, and the par value was set at $1 per share. As a result, the existing share capital was converted into 41,840 common shares.
(ii) BP II issued 4,000 shares at $1 per share to RGHL, resulting in 45,840 common shares on issue.
The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to BP II's residual assets in the event of a wind-up.

20.2    Dividends

There were no dividends declared or paid during any years presented by BP I or BP II.

20.3    Capital management

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

21.    Financial risk management

21.1    Overview

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
For the year ended December 31, 2014

21.2    Market risk

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

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2014:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	3,665,950,000		$101.00 - 102.57	Jan 2015 - Dec 2015
Currency futures	Sell	MXN	132,480,000		$14.72	Jan 2015 - Mar 2015
Currency forwards	Buy	Brazilian real	20,991,600		$2.744	Mar 2015
Currency futures	Sell	CA$	109,906,616		$1.1328 - 1.1597	Jan 2015 - Dec 2015
Currency forwards	Sell	EUR	806,000,000		$0.8033 - 0.8222	Jan 2015 - May 2015
Currency put to forwards	Sell	EUR	100,000,000		$0.8033	May 2015

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2014, the Group recognized an unrealized gain of $3 million (2013: none; 2012: none) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2014, the Group recognized a realized gain of $1 million (2013: none; 2012: none) as a component of cost of sales in the statements of comprehensive income.
A 10% upwards movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2014, would have resulted in a $2 million reduction of unrealized gains and a $2 million increase in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

For the year ended December 31, 2014, the Group's primary foreign currency exchange exposure resulted from euro-denominated net intercompany receivable in a U.S. dollar functional currency entity. The net intercompany receivable driving the exposure for this entity was primarily due to relationships with entities presented as discontinued operations. Therefore, the exposure will not be as great in the future. In addition, the Group is also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of its entities with different functional currencies.
The Group is also exposed to foreign currency exchange risk with respect to the pending SIG sale transaction as the aggregate purchase price is set in euros. As of December 31, 2014, the Group has mitigated approximately 90% of the exposure to changes in the euro against the U.S. dollar through derivative contracts and the terms of the sale and purchase agreement.

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

The following table sets out the Group's interest rate risk repricing profile:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Fixed rate instruments
Related party receivables	90	90	—	—	—
Borrowings	(15,068)	(10)	(1,545)	(7,771)	(5,742)
Total fixed rate instruments	(14,978)	80	(1,545)	(7,771)	(5,742)
Floating rate instruments
Cash and cash equivalents	1,588	1,588	—	—	—
Bank overdrafts	(1)	(1)	—	—	—
Borrowings	(2,956)	(2,956)	—	—	—
Total variable rate instruments	(1,369)	(1,369)	—	—	—
Total	(16,347)	(1,289)	(1,545)	(7,771)	(5,742)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2013
Fixed rate instruments
Related party receivables	22	22	—	—	—
Borrowings	(15,062)	(2)	(655)	(1,911)	(12,494)
Total fixed rate instruments	(15,040)	20	(655)	(1,911)	(12,494)
Floating rate instruments
Cash and cash equivalents	1,490	1,490	—	—	—
Bank overdrafts	(4)	(4)	—	—	—
Borrowings	(3,071)	(3,071)	—	—	—
Total variable rate instruments	(1,585)	(1,585)	—	—	—
Total	(16,625)	(1,565)	(655)	(1,911)	(12,494)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

The underlying three-month LIBOR and EURIBOR as of December 31, 2014 were 0.26% and 0.08%, respectively. A change in interest rates would impact future interest payments and receipts on the Group's floating rate liabilities and assets. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one-year timeframe. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2014, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the 2013 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would have a $6 million increase on the interest expense on the U.S. term loan and no material impact on the interest expense on the European term loan, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Senior Secured Credit Facilities.

Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2014, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

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

The following table provides the detail of outstanding derivative contracts as of December 31, 2014:

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	34,000	JPY58,690 - JPY62,970	Jan 2015 - Dec 2015
Resin swaps	pound	18,000,000	$0.94 - $0.97	Jan 2015 - Dec 2015
Aluminum swaps	metric tonne	45,647	$1,793 - $2,572	Jan 2015 - Sep 2017*
Aluminum swaps	pound	43,375,899	$0.18 - $0.23	Jan 2015 - Sept 2015
Natural gas swaps	million BTU	8,520,882	$3.35 - $4.81	Jan 2015 - Jan 2016
Ethylene swaps	pound	2,285,821	$0.48 - $0.49	Jan 2015 - Apr 2015
Paraxylene swaps	pound	33,498,520	$0.54 - $0.73	Jan 2015 - Jul 2015
Polymer-grade propylene swaps	pound	61,841,153	$0.62 - $0.76	Jan 2015 - Aug 2015
Benzene swaps	U.S. liquid gallon	39,562,074	$3.40 - $ 4.75	Jan 2015 - Dec 2015
Diesel swaps	U.S. liquid gallon	28,904,606	$3.54 - $3.88	Jan 2015 - Dec 2015
Low-density polyethylene swaps	pound	6,000,000	$1.02	Jul 2015 - Dec 2015
Linerboard swaps	ton	9,000	$655	Jan 2015 - May 2015

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2014, the Group recognized an unrealized loss of $134 million (2013: unrealized gain of $3 million; 2012: unrealized gain of $14 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2014, the Group recognized a realized loss of $2 million (2013: realized loss of $8 million; 2012: realized gain of $12 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upwards movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2014, would have resulted in a $13 million reduction of unrealized losses and a $13 million increase in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

21.3    Credit risk

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

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 11.

Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount of financial assets represents the maximum credit exposure.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

21.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses including the servicing of financial obligations. As of December 31, 2014, the Group had $1,587 million of cash on hand, net of bank overdrafts and excluding cash on hand classified as held for sale.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2014, the Group had undrawn lines of credit under the revolving facilities of the 2013 Credit Agreement totaling $57 million and €39 million ($48 million) (2013: $51 million and €39 million ($54 million)). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Non-derivative financial liabilities
Bank overdrafts	(1)	(1)	(1)	—	—	—
Trade and other payables	(1,381)	(1,086)	(1,086)	—	—	—
Borrowings	(17,857)	(24,310)	(1,726)	(3,980)	(12,184)	(6,420)
	(19,239)	(25,397)	(2,813)	(3,980)	(12,184)	(6,420)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	30	30	—	—	—
Outflows	(105)	(135)	(135)	—	—	—
	(105)	(105)	(105)	—	—	—
Total	(19,344)	(25,502)	(2,918)	(3,980)	(12,184)	(6,420)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2013
Non-derivative financial liabilities
Bank overdrafts	(4)	(4)	(4)	—	—	—
Trade and other payables	(1,782)	(1,486)	(1,486)	—	—	—
Borrowings	(17,936)	(25,680)	(1,727)	(3,202)	(6,740)	(14,011)
	(19,722)	(27,170)	(3,217)	(3,202)	(6,740)	(14,011)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	12	12	—	—	—
Outflows	(3)	(15)	(14)	(1)	—	—
	(3)	(3)	(2)	(1)	—	—
Total	(19,725)	(27,173)	(3,219)	(3,203)	(6,740)	(14,011)

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

21.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2014
Assets
Cash and cash equivalents	—	1,588	—	1,588	1,588
Current and non-current receivables	—	1,290	—	1,290	1,290
Derivative financial assets:
Commodity and foreign currency derivatives	26	—	—	26	26
Embedded derivatives	296	—	—	296	296
Total assets	322	2,878	—	3,200	3,200
Liabilities
Bank overdrafts	—	—	(1)	(1)	(1)
Trade and other payables	—	—	(1,381)	(1,381)	(1,381)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(131)	—	—	(131)	(131)
Borrowings	—	—	(17,857)	(17,857)	(18,541)
Total liabilities	(131)	—	(19,279)	(19,410)	(20,094)

(In $ million)	Fair value through the profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2013
Assets
Cash and cash equivalents	—	1,490	—	1,490	1,490
Current and non-current receivables	—	1,562	—	1,562	1,562
Derivative financial assets:
Commodity and foreign currency derivatives	12	—	—	12	12
Embedded derivatives	437	—	—	437	437
Total assets	449	3,052	—	3,501	3,501
Liabilities
Bank overdrafts	—	—	(4)	(4)	(4)
Trade and other payables	—	—	(1,782)	(1,782)	(1,782)
Non-current payables	—	—	(41)	(41)	(41)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(15)	—	—	(15)	(15)
Borrowings	—	—	(17,936)	(17,936)	(19,018)
Total liabilities	(15)	—	(19,763)	(19,778)	(20,860)

The methods used in determining fair values of financial instruments are disclosed in note 3.4 and note 3.5.

21.6    Fair value measurements recognized in the statement of comprehensive income

The following table sets out an analysis of the Group's financial instruments that are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2014
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(105)	—	(105)
Embedded derivatives	—	296	—	296
Total	—	191	—	191

As of December 31, 2013
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(3)	—	(3)
Embedded derivatives	—	437	—	437
Total	—	434	—	434

There were no transfers between any levels during the years ended December 31, 2014 and 2013.

22.     Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Employee benefits	12	12	9
Total compensation expense to key management personnel	12	12	9

There were no transactions with key management personnel during the years ended December 31, 2014, 2013 and 2012.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2014	2013	2012	2014	2013
Transactions with the immediate and ultimate parent companies
Due from immediate parent(a)(b)	70	21	—	90	22
Transactions with joint ventures
Sale of goods and services(c)	196	221	186	37	59
Transactions with other related parties
Trade receivables
Carter Holt Harvey Limited				—	—
Sale of goods	—	1	—
Carter Holt Harvey Pulp & Paper Limited(f)				—	—
Sale of goods	3	2	2
FRAM Group Operations LLC				1	1
Recharges	2	2	3
Sale of goods	1	1	1
Rank Group North America, Inc.				1	1
Recharges	6	3	—
United Components, Inc				—	—
Recharges	—	1	—
Trade payables
Carter Holt Harvey Limited				—	—
Purchase of goods	(9)	(11)	(11)
Carter Holt Harvey Pulp & Paper Limited(f)				—	(6)
Purchase of goods	(30)	(35)	(29)
Rank Group Limited				(1)	(4)
Recharges(d)	(5)	(6)	(26)
Rank Group North America, Inc.				—	—
Recharges(e)	(17)	(18)	(20)
Loans payable
LQ70 (BPTA) Pty Limited				—	—
Loan advanced	—	(2)	—
Reynolds Treasury (NZ) Limited				—	—
Interest expense	—	—	(1)
Payable related to transfer of tax losses to:
Evergreen Packaging New Zealand Limited				—	—
Transfer of tax losses	—	—	(3)
Reynolds Packaging Group (NZ) Limited				—	—
Transfer of tax losses	—	—	(7)

(a)
On November 5, 2013 the Group lent the euro equivalent of $21 million to RGHL.The advance due from RGHL accrued interest at a rate of 5.80%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender.

(b)
On June 6, 2014 the Group lent $39 million to RGHL. The advance due from RGHL accrued interest at a rate of 3.00%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender. On November 14, 2014 the Group lent the euro equivalent of $31 million to RGHL. The advance due from RGHL accrued interest at a rate of 5.80%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender.

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

(e)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(f)	Carter Holt Harvey Pulp & Paper Limited was sold to a non-related party in December 2014. Amounts represent transactions incurred while under common ownership.

23.    Group entities

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2014	2013	2014
Continuing operations
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.	Dec-31	Argentina	100	100	100
Graham Packaging San Martin S.A. (in liquidation) (a)	Dec-31	Argentina	—	100	—
Lido Plast San Luis S.A. (in liquidation)	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L. (b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.(c)	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD (in liquidation) (a)	Dec-31	Bulgaria	—	100	—
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc. (d)	Dec-31	Canada	100	—	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd.	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH (e)	Dec-31	Germany	—	100	—
Closure Systems International Holdings (Germany) GmbH (e)	Dec-31	Germany	—	100	—
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (in liquidation)	Dec-31	Germany	100	100	100
Pactiv-Omni Germany Holdings GmbH (f)	Dec-31	Germany	100	—	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Holdings (Japan) KK (g)	Dec-31	Japan	—	100	—
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesoriìa en Plaìstico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	100	100	100
BPTE B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Pactiv Europe B.V. (in liquidation) (a)	Dec-31	Netherlands	—	100	—
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi (h)	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited (i)	Dec-31	United Kingdom	100	100	100
CSl UK Oldco Limited (j)	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC (k)	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership) (b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. I	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. II	Dec-31	U.S.A.	100	100	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging GP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Minster LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Technological Specialties LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging West Jordan, LLC	Dec-31	U.S.A.	100	100	100
Graham Recycling Company L.P.	Dec-31	U.S.A.	100	100	100
Master Containers, LLC (l)	Dec-31	U.S.A.	100	100	100
Pactiv Germany Holdings Inc. (g)	Dec-31	U.S.A.	—	100	—
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC (m)	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Spirit Foodservice, LLC (n)	Dec-31	U.S.A.	100	100	100
Spirit Foodservice Products, LLC (o)	Dec-31	U.S.A.	100	100	100
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.	Dec-31	Venezuela	100	100	100
Discontinued operations
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co KG	Dec-31	Austria	100	100	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
SIG Combibloc SARL	Dec-31	France	100	100	100
SIG Beteiligungs GmbH	Dec-31	Germany	100	100	100
SIG Combibloc GmbH	Dec-31	Germany	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
SIG Asset Holdings Limited (in liquidation)(a)	Dec-31	Guernsey	—	100	—
SIG Combibloc Limited (in liquidation)	Dec-31	Hong Kong	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
PT. SIG Combibloc Indonesia (d)	Dec-31	Indonesia	100	—	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Middle America M.A., S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc Mexico, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Tecnologica para Plasticos de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA, LLC	Dec-31	U.S.A.	100	100	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	Voluntarily liquidated/deregistered/dissolved during the year.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Name changed during the year from Graham Packaging do Brasil Indústria e Comércio S.A.

(d)	Incorporated during the year.

(e)	Sold during the year.

(f)	Acquired during the year.

(g)	Merged during the year with another entity in the Group.

(h)	Name changed during the year from Graham Plastpak Plastik Ambalaj Sanayi A.S.

(i)	Name changed during the year from Omni-Pac U.K. Limited.

(j)	Name changed during the year from Closure Systems International (UK) Limited.

(k)	Name changed during the year from Closure Systems International Holdings Inc.

(l)	Name changed during the year from Master Containers, Inc.

(m)	Name changed during the year from Reynolds Consumer Products Inc.

(n)	Name changed during the year from Spirit Foodservice, Inc.

(o)	Name changed during the year from Spirit Foodservice Products, Inc.

24.    Business combinations

Novelis Foil Products

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

In June 2014, the Group acquired 100% of the assets of the Novelis Foil Products North America division of Novelis Inc. and Novelis Corporate ("Novelis Foil Products"). The aggregate purchase price was $30 million. Novelis Foil Products is primarily a manufacturer of aluminum foil products. The operating results of Novelis Foil Products have been included in the Reynolds Consumer Products segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

Trans Western Polymers, Inc.

In November 2013, the Group acquired the shares of Trans Western Polymers, Inc. ("Trans Western"). The aggregate purchase price was $72 million, net of debt assumed of $21 million, which was repaid by the Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags. The operating results of Trans Western have been included in the Reynolds Consumer Products segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

Spirit Foodservice Products, Inc.

In March 2013, the Group acquired the shares of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million. The consideration was paid in cash. Spirit is a producer of extruded polystyrene cups, injection-molded polystyrene products such as cutlery and utensils and extruded polypropylene products. The operating results of Spirit have been included in the Pactiv Foodservice segment since the date of the acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

International Tray Pads & Packaging, Inc. and Interplast Packaging Inc.

In September 2012, the Group acquired the shares of International Tray Pads & Packaging, Inc., which manufactures meat and poultry pads, furniture shipping pads, medical wadding and related products. Also in September 2012, the Group acquired the business of Interplast Packaging Inc., which manufactures egg cartons for use in retail packaging of specialty eggs. The operating results of International Tray Pads & Packaging, Inc. and Interplast Packaging, Inc. have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. Combined, the consideration paid was $30 million. These acquisitions did not have a material effect on the Group's financial condition or results of operations.

25.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2014	2013
Less than one year	102	110
Between 1 and 5 years	205	220
More than 5 years	83	88
Total	390	418

During the year ended December 31, 2014, $131 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2013: $129 million; 2012: $119 million).

26.    Capital commitments

As of December 31, 2014, the Group had entered into contracts to incur capital expenditures of $117 million (2013: $142 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

27.    Contingencies

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2014, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 17. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2014

28.    Subsequent events

On February 17, 2015, the Group announced that it plans to use all of the net proceeds from the sale of SIG to redeem or otherwise retire a portion of its senior indebtedness, and in connection therewith, launched asset sale offers, as required by the indentures that govern its senior notes, at par for certain of its outstanding notes, and premium tender offers for certain notes. On February 25, 2015, the Group entered into an amendment to its Credit Agreement to, among other things, remove the requirement that a pro rata portion of the net proceeds from the sale of SIG be used to prepay the term loans under the Credit Agreement and to increase the margin on the term loans (such changes to be effective upon the receipt of such net proceeds) so that all such net proceeds can be used in connection with such asset sale offers and premium tender offers.

There have been no other events subsequent to December 31, 2014 which would require accrual or disclosure in these combined financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Consolidated financial statements for the year ended
December 31, 2014

Beverage Packaging Holdings (Luxembourg) I S.A.

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Beverage Packaging Holdings (Luxembourg) I S.A:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings (Luxembourg) I S.A. and its subsidiaries (the "Group") at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 25, 2015

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2014	2013(1)	2012(1)
Revenue		11,666	11,752	11,758
Cost of sales	*	(9,650)	(9,671)	(9,660)
Gross profit		2,016	2,081	2,098
Selling, marketing and distribution expenses	*	(255)	(266)	(267)
General and administration expenses	*	(741)	(778)	(773)
Net other income (expenses)	6	(17)	(62)	(72)
Share of profit of associates and joint ventures, net of income tax	15	2	1	1
Profit from operating activities		1,005	976	987
Financial income	9	5	263	190
Financial expenses	9	(1,473)	(1,405)	(1,683)
Net financial expenses		(1,468)	(1,142)	(1,493)
Profit (loss) from continuing operations before income tax		(463)	(166)	(506)
Income tax (expense) benefit	10	76	(25)	155
Profit (loss) from continuing operations		(387)	(191)	(351)
Profit (loss) from discontinued operations, net of income tax	7	113	214	208
Profit (loss) for the year		(274)	23	(143)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(110)	(151)	(4)
Transfers from foreign currency translation reserve		—	33	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	18	(440)	611	(71)
Total other comprehensive income (loss), net of income tax		(550)	493	(75)
Total comprehensive income (loss)		(824)	516	(218)
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(389)	(193)	(352)
Equity holder of the Group - discontinued operations		113	214	208
Non-controlling interests		2	2	1
		(274)	23	(143)
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(945)	273	(477)
Equity holder of the Group - discontinued operations		119	241	258
Non-controlling interests		2	2	1
		(824)	516	(218)

(1)	The information presented has been revised to reflect SIG as a discontinued operation. Refer to notes 2.6 and 7 for additional information.

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 18 and 25.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2014	2013
Assets
Cash and cash equivalents		1,588	1,490
Trade and other receivables	11	1,176	1,503
Inventories	12	1,453	1,647
Current tax assets	10	2	14
Assets held for sale	7	2,767	36
Derivatives	21	26	12
Other assets		68	73
Total current assets		7,080	4,775
Related party and other non-current receivables	11	114	59
Investments in associates and joint ventures	15	18	149
Deferred tax assets	10	10	49
Property, plant and equipment	13	3,412	4,353
Intangible assets	14	10,499	12,055
Derivatives	21	296	437
Other assets		81	199
Total non-current assets		14,430	17,301
Total assets		21,510	22,076
Liabilities
Bank overdrafts		1	4
Trade and other payables	16	1,381	1,782
Liabilities directly associated with assets held for sale	7	739	38
Borrowings	17	477	470
Current tax liabilities	10	46	133
Derivatives	21	131	14
Employee benefits	18	201	243
Provisions	19	54	83
Total current liabilities		3,030	2,767
Non-current payables	16	40	41
Borrowings	17	17,380	17,466
Deferred tax liabilities	10	954	1,474
Derivatives	21	—	1
Employee benefits	18	1,374	743
Provisions	19	71	96
Total non-current liabilities		19,819	19,821
Total liabilities		22,849	22,588
Net liabilities		(1,339)	(512)
Equity
Share capital	20	2,311	2,311
Reserves		(1,606)	(1,061)
Accumulated losses		(2,063)	(1,782)
Equity (deficit) attributable to equity holder of the Group		(1,358)	(532)
Non-controlling interests		19	20
Total equity (deficit)		(1,339)	(512)

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Accumulated losses	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2012)		1,417	304	(1,790)	(724)	(793)	22	(771)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(144)	(144)	1	(143)
Remeasurement of defined benefit plans, net of income tax	18	—	—	(71)	—	(71)	—	(71)
Reclassification upon sale of business		—	—	7	(7)	—	—	—
Foreign currency translation reserve		—	(4)	—	—	(4)	—	(4)
Total comprehensive income (loss) for the year		—	(4)	(64)	(151)	(219)	1	(218)
Repayment of contributed capital		(32)	—	—	—	(32)	—	(32)
Purchase of non-controlling interest		—	—	—	(2)	(2)	(1)	(3)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2012		1,385	300	(1,854)	(877)	(1,046)	21	(1,025)
Balance at the beginning of the year (January 1, 2013)		1,385	300	(1,854)	(877)	(1,046)	21	(1,025)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	21	21	2	23
Remeasurement of defined benefit plans, net of income tax	18	—	—	611	—	611	—	611
Foreign currency translation reserve(2)		—	(118)	—	—	(118)	—	(118)
Total comprehensive income (loss) for the year		—	(118)	611	21	514	2	516
Capital restructure(3)		926	—	—	(926)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2013		2,311	182	(1,243)	(1,782)	(532)	20	(512)
Balance at the beginning of the year (January 1, 2014)		2,311	182	(1,243)	(1,782)	(532)	20	(512)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(276)	(276)	2	(274)
Remeasurement of defined benefit plans, net of income tax	18	—	—	(440)	—	(440)	—	(440)
Foreign currency translation reserve		—	(110)	—	—	(110)	—	(110)
Total comprehensive income (loss) for the year		—	(110)	(440)	(276)	(826)	2	(824)
Reclassification upon sale of business		—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2014		2,311	72	(1,678)	(2,063)	(1,358)	19	(1,339)

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of foreign currency translation losses, which had been accumulated in equity, were recognized in profit (loss).

(3)
On December 12, 2013, Beverage Packaging Holdings (Luxembourg) I S.A. converted a portion of its statutory retained earnings into capital through a capital restructure. Refer to note 20.1 for additional information.

The consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2014	2013	2012
Cash flows from operating activities
Profit (loss)		(274)	23	(143)
Adjustments for:
Depreciation and amortization		910	1,020	1,134
Impairment charges		11	59	52
Foreign currency adjustments		(1)	46	8
Change in fair value of derivatives		129	(6)	(7)
(Gain) loss on sale or disposal of businesses and non-current assets		(66)	(15)	(84)
Share of profit of associates and joint ventures, net of income tax	15	(27)	(26)	(27)
Net financial expenses		1,637	1,170	1,511
Premium on extinguishment of borrowings		—	(18)	(101)
Interest paid		(1,270)	(1,342)	(1,427)
Income tax expense (benefit)		(8)	125	(104)
Income taxes paid, net of refunds received		(134)	(133)	(133)
Change in trade and other receivables		16	(75)	69
Change in inventories		(55)	(56)	157
Change in trade and other payables		60	(33)	(19)
Change in provisions and employee benefits		1	77	91
Change in other assets and liabilities		(9)	4	(27)
Net cash from operating activities		920	820	950
Cash flows used in investing activities
Acquisition of property, plant and equipment, intangible assets and investment properties		(687)	(724)	(650)
Proceeds from sale of property, plant and equipment, investment properties and other assets		25	20	32
Proceeds from insurance claims		50	14	6
Acquisition of businesses and investments in joint ventures, net of cash acquired	24	(40)	(107)	(33)
Disposal of businesses, net of cash disposed		80	—	95
Related party loan advance	22	(70)	(21)	—
Other		24	33	11
Net cash used in investing activities		(618)	(785)	(539)
Cash flows from (used in) financing activities
Drawdown of borrowings		169	3,966	7,689
Repayment of borrowings		(228)	(4,039)	(7,004)
Related party borrowings (repayments)		—	(14)	(23)
Payment of debt transaction costs		(3)	(25)	(105)
Repayment of contributed capital		—	—	(32)
Other		(3)	(3)	(2)
Net cash from (used in) financing activities		(65)	(115)	523
Net increase (decrease) in cash and cash equivalents		237	(80)	934
Cash and cash equivalents at the beginning of the year		1,486	1,554	594
Effect of exchange rate fluctuations on cash and cash equivalents		(39)	12	26
Cash and cash equivalents as of December 31		1,684	1,486	1,554
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,588	1,490	1,556
Cash and cash equivalents classified as assets held for sale		97	—	—
Bank overdrafts		(1)	(4)	(2)
Cash and cash equivalents as of December 31		1,684	1,486	1,554

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of cash flows

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (the “Company”) is a company domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The consolidated financial statements of Beverage Packaging Holdings (Luxembourg) I S.A. as of and for the year ended December 31, 2014 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Europe, Asia and South America.

The address of the registered office of the Company is 6C, rue Gabriel Lippman, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") Interpretations as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 25, 2015 in Munsbach, Luxembourg (February 26, 2015 in Auckland, New Zealand).

2.2    Going concern

The consolidated financial statements have been prepared using the going concern assumption.

The consolidated statement of financial position as of December 31, 2014 presents negative equity of $1,339 million compared to negative equity of $512 million as of December 31, 2013. Total equity has been reduced by $1,561 million as a result of the Group's accounting for the common control acquisitions of the Closures segment and Reynolds consumer products business in 2009, and of the Evergreen segment and Reynolds foodservice packaging business in 2010. The Group accounts for acquisitions under common control of its ultimate shareholder, Mr. Graeme Hart, using the carry-over or book value method. Refer to note 3.1(c). The excess of the purchase price over the carrying values of the share capital acquired is recognized as a reduction in equity.

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2014. Information for the comparative years is for the twelve month periods ended December 31, 2013 and December 31, 2012.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

2.6    Comparative information

In November 2014, the Group entered into a conditional agreement to sell SIG to Onex Corporation. SIG was classified as a discontinued operation from this date. Accordingly, the presentation of the consolidated statement of comprehensive income has been revised as if SIG had been discontinued for the years ended December 31, 2013 and 2012. In addition, the assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position.

For the year ended December 31, 2013, there was an offsetting error on two line items presented within the consolidated statements of comprehensive income for the fiscal year ended December 31, 2013. The line item exchange differences on translating foreign operations, reported as a loss of $82 million, should have been reported as a loss of $148 million, and the line item transfers from foreign currency translation reserve, reported as a loss of $33 million, should have been reported as a gain of $33 million. The net amount remains unchanged. This error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the consolidated financial statements for the year ended December 31, 2013. Accordingly, the Group has revised its consolidated statement of comprehensive income (loss) for the year ended December 31, 2013 to correct this error.

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

Refer to note 24 for disclosure of acquisitions in the current and comparative years.

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
For the year ended December 31, 2014

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

3.2    Foreign currency

(a)    Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Effective January 1, 2014, the Company changed its functional currency from euro to U.S. dollar.

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

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2014	2013	2012	2014	2013
1 €	1.33	1.33	1.29	1.22	1.38
10 MXN	0.75	0.78	0.76	0.68	0.77
1 CA$	0.91	0.97	1.00	0.86	0.94

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

3.3    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, trade and other receivables, trade and other payables and interest bearing borrowings.

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

(c)    Other liabilities

Other liabilities are comprised of all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date. The Group's other liabilities are comprised of trade and other payables and interest bearing borrowings, including those with related parties. The Group's other liabilities are measured as follows:

(i)	Trade and other payables
Subsequent to initial recognition trade and other payables are stated at amortized cost using the effective interest method.

(ii)	Interest bearing borrowings including related party borrowings
On initial recognition, borrowings are stated at fair value less transaction costs that are directly attributable to borrowings. Subsequent to initial recognition interest bearing borrowings are stated at amortized cost. Any difference between the amortized cost and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings, using the effective interest method.

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
For the year ended December 31, 2014

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
For the year ended December 31, 2014

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

Upon initial recognition the finance leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included in borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for in accordance with the accounting policy described in note 3.3(c)(ii) and the asset is accounted for in accordance with the accounting policy applicable to that asset.

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
For the year ended December 31, 2014

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
For the year ended December 31, 2014

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

3.10    Assets and liabilities classified as held for sale and discontinued operations

(a)    Assets and liabilities classified as held for sale

Assets (or disposal groups comprised of assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. They are stated at the lower of carrying amount and fair value less costs to sell. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of the profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

(b)    Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is revised as if the operation had been discontinued from the start of the comparative period.

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
For the year ended December 31, 2014

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2014, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2014, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

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

(c)    Other reserves

The other reserves comprise balances resulting from transactions between entities under common control and remeasurement gains and losses arising on defined benefit plans.

In accordance with the Group's accounting policy for transactions between entities under common control (refer to note 3.1(c)), the Group has recognized in other reserves the difference between the total consideration paid for the businesses acquired and the book value of the share capital of the parent companies acquired for the transactions which occurred on November 5, 2009, May 4, 2010 and September 1, 2010.

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

Deferred tax assets are recognized when the Group considers it more likely than not that the deferred tax asset will be recoverable. In determining if a deferred tax asset is recoverable, the Group considers the adequacy of future taxable income, including the reversal of taxable temporary differences, forecasted earnings, and available tax planning strategies. The recoverability of deferred tax assets is reviewed at each reporting date.

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
For the year ended December 31, 2014

3.18    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax ("VAT") and goods and services tax ("GST") to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of sales tax, VAT and GST.

3.19    New and revised standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2014

On May 20, 2013, the IASB issued IFRIC 21 "Levies" which clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation clarifies that if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. When the obligating event occurs over a period of time, the liability is recognized progressively. IFRIC 21 is effective for fiscal years beginning on or after January 1, 2014. The adoption of this amendment did not have any impact on the Group's consolidated financial statements.

On December 16, 2011, the IASB published amendments to IAS 32 “Financial Instruments: Presentation — Offsetting Financial Assets and Financial Liabilities." The amendments are intended to clarify existing application issues relating to the offsetting rules and reduce the level of diversity in current practice. The amendments clarify the meaning of "currently has a legally enforceable right of set off" and “simultaneous realization and settlement.” Additional disclosures are also required about right of offset and related arrangements. The requirements of the amended IAS 32 must be applied to the financial year beginning on or after January 1, 2014 and requires retrospective application for the comparative period. The adoption of this amendment did not have any impact on the Group's consolidated financial statements.

On November 21, 2013, the IASB issued an amendment to IAS 19 "Employee Benefit Plans." The amendment applies to contributions from employees or third parties to defined benefit plans and was issued to simplify the accounting for contributions that are independent of the number of years of employee service. This amendment is effective for annual periods ending on or after July 1, 2014 with early application permitted. The adoption of this amendment did not have a material impact on the Group's consolidated financial statements for the year ended December 31, 2014.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2014, and have not been applied in preparing these consolidated financial statements:

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. IFRS 15 will be effective for periods beginning on or after January 1, 2017. The Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in IAS 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of this new standard.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying amounts of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty with respect to estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell and value in use (as appropriate for the segment being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 14.

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
For the year ended December 31, 2014

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

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and polyethylene terephthalate ("PET") egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a manufacturer of value-added, custom blow molded plastic containers for branded consumer products.

As discussed in note 2.6, SIG is presented as a discontinued operation. SIG is a leading manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a large global customer base with its largest presence in Europe.

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
For the year ended December 31, 2014

gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Prior to January 1, 2014, Pactiv Foodservice's sales of Hefty and store brand products to Reynolds Consumer Products and Reynolds Consumer Products' sales of non-branded products to Pactiv Foodservice were sold at cost. Effective January 1, 2014, sales between Pactiv Foodservice and Reynolds Consumer Products are determined with reference to prevailing market prices on an arm's-length basis. The results for the years ended December 31, 2013 and 2012 have been revised to reflect the current pricing structure for comparability purposes. There is no impact to the consolidated financial results. With this change, all inter-segment pricing is determined with reference to prevailing market pricing on an arm's-length basis. In addition, Pactiv Foodservice's presentation of inter-segment revenue and cost of sales for the years ended December 31, 2013 and December 31, 2012 have been revised to properly reflect the amounts reported for an adjustment of an intercompany elimination entry. This resulted in an equal increase to inter-segment revenue and cost of sales in Pactiv Foodservice in the amount of $43 million and $53 million for the years ended December 31, 2013 and December 31, 2012, respectively, offset by an elimination of the same amount in Corporate/Unallocated. The adjustments do not impact gross profit or the consolidated financial results.

The following tables reflect the impact of these adjustments on previously reported periods:

	Reynolds Consumer Products		Pactiv Foodservice		Corporate/Unallocated
(In $ million)	Previously reported	Revised	Previously reported	Revised	Previously reported	Revised
Adjusted EBITDA
For the year ended December 31, 2013	596	555	583	626	(42)	(44)
For the year ended December 31, 2012	603	558	611	657	(44)	(45)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Business segment reporting

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,597	1,116	2,717	3,491	2,745	—	11,666
Total inter-segment revenue	115	12	161	543	—	(831)	—
Total segment revenue	1,712	1,128	2,878	4,034	2,745	(831)	11,666
Gross profit	290	191	655	570	306	4	2,016
Expenses and other income	(98)	(94)	(259)	(272)	(193)	(97)	(1,013)
Share of profit of associates and joint ventures, net of income tax	2	—	—	—	—	—	2
Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(93)	1,005
Financial income							5
Financial expenses							(1,473)
Profit (loss) from continuing operations before income tax							(463)
Income tax (expense) benefit							76
Profit (loss) from continuing operations							(387)

Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(93)	1,005
Depreciation and amortization	57	74	98	245	324	—	798
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(93)	1,803

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(93)	1,803
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	3	9	—	11
Business integration costs	—	—	3	—	—	—	3
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
Gain on sale of businesses and properties	—	(14)	—	(20)	—	—	(34)
Impact of purchase price accounting on inventories	—	—	1	—	—	—	1
Litigation settlement	—	—	—	—	(18)	—	(18)
Multi-employer pension plan withdrawal	13	—	—	1	—	—	14
Non-cash change in provisions and current assets	—	3	—	—	(9)	—	(6)
Non-cash pension expense	—	—	—	—	—	31	31
Operational process engineering-related consultancy costs	—	—	—	—	7	—	7
Plant damages and associated insurance recoveries, net	—	—	—	(69)	—	—	(69)
Restructuring costs, net of reversals	3	7	3	11	19	2	45
Strategic review costs	—	—	—	—	—	18	18
Unrealized (gain) loss on derivatives	5	10	25	84	1	—	125
Other	—	1	(1)	—	—	5	5
Adjusted EBITDA from continuing operations	271	177	525	553	446	(37)	1,935
Adjusted EBITDA from discontinued operations							548
Total Adjusted EBITDA							2,483
Segment assets (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,522	21,510
Included in segment assets are:
Additions to property, plant and equipment	57	60	43	158	147	156	621
Additions to intangible assets	1	1	2	8	2	5	19
Investments in associates and joint ventures	17	—	—	—	1	—	18
Segment liabilities (excluding intercompany balances)(1)	404	309	760	1,265	989	19,122	22,849

(1) Corporate/Unallocated includes segment assets and liabilities (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,553	1,181	2,572	3,422	3,024	—	11,752
Total inter-segment revenue	113	10	136	588	—	(847)	—
Total segment revenue	1,666	1,191	2,708	4,010	3,024	(847)	11,752
Gross profit	213	190	689	652	339	(2)	2,081
Expenses and other income	(84)	(130)	(237)	(289)	(266)	(100)	(1,106)
Share of profit of associates and joint ventures, net of income tax	1	—	—	—	—	—	1
Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(102)	976
Financial income							263
Financial expenses							(1,405)
Profit (loss) from continuing operations before income tax							(166)
Income tax (expense) benefit							(25)
Profit (loss) from continuing operations							(191)

Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(102)	976
Depreciation and amortization	57	77	96	246	375	2	853
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(100)	1,829

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(100)	1,829
Included in EBITDA:
Asset impairment charges	—	11	1	9	21	—	42
Business integration costs	—	—	—	—	36	—	36
Business interruption costs	—	(1)	—	—	—	—	(1)
Gain on sale of businesses and properties	—	—	—	(1)	—	—	(1)
Impact of purchase price accounting on inventories	—	—	1	1	—	—	2
Multi-employer pension plan withdrawal	61	—	—	5	—	—	66
Non-cash change in provisions and current assets	—	—	—	—	—	(3)	(3)
Non-cash pension expense	—	—	—	—	—	57	57
Operational process engineering-related consultancy costs	—	—	—	—	5	—	5
Plant damages and associated insurance recoveries, net	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	—	17	1	10	13	—	41
Unrealized (gain) loss on derivatives	(1)	(4)	4	(2)	—	—	(3)
Other	—	2	—	2	—	1	5
Adjusted EBITDA from continuing operations	247	162	555	626	523	(45)	2,068
Adjusted EBITDA from discontinued operations							544
Total Adjusted EBITDA							2,612
Segment assets (excluding intercompany balances)(1)(2)	1,085	1,444	4,196	5,475	5,308	4,568	22,076
Included in segment assets are:
Additions to property, plant and equipment	57	53	42	243	133	213	741
Additions to intangible assets	1	4	1	—	7	5	18
Investments in associates and joint ventures	15	—	—	—	1	133	149
Segment liabilities (excluding intercompany balances)(2)	381	323	747	1,260	976	18,901	22,588
(1) Segment assets as of December 31, 2013 have been revised to conform to the current year presentation.

(2) Corporate/Unallocated includes segment assets and liabilities (both excluding intercompany balances) related to discontinued operations of $3,026 million and $770 million, respectively.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2012
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,601	1,228	2,508	3,376	3,045	—	11,758
Total inter-segment revenue	84	9	113	563	—	(769)	—
Total segment revenue	1,685	1,237	2,621	3,939	3,045	(769)	11,758
Gross profit	269	232	685	633	280	(1)	2,098
Expenses and other income	(93)	(129)	(229)	(278)	(266)	(117)	(1,112)
Share of profit of associates and joint ventures, net of income tax	1	—	—	—	—	—	1
Earnings before interest and tax (“EBIT”) from continuing operations	177	103	456	355	14	(118)	987
Financial income							190
Financial expenses							(1,683)
Profit (loss) from continuing operations before income tax							(506)
Income tax (expense) benefit							155
Profit (loss) from continuing operations							(351)

Earnings before interest and tax (“EBIT”) from continuing operations	177	103	456	355	14	(118)	987
Depreciation and amortization	57	75	104	305	377	1	919
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	234	178	560	660	391	(117)	1,906

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31, 2012
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	234	178	560	660	391	(117)	1,906
Included in EBITDA:
Asset impairment charges	—	3	1	13	16	—	33
Business acquisition and integration costs	—	—	2	24	31	4	61
Business interruption costs	—	1	—	—	—	—	1
Equity method profit, net of cash distributed	(1)	—	—	—	—	—	(1)
Gain on sale of businesses and properties	—	—	—	(77)	—	—	(77)
Non-cash change in provisions and current assets	—	—	3	6	—	—	9
Non-cash pension expense	—	—	—	—	—	59	59
Operational process engineering-related consultancy costs	—	—	2	14	—	—	16
Plant damages and associated insurance recoveries, net	—	—	—	19	—	—	19
Restructuring costs, net of reversals	2	5	—	4	27	(1)	37
SEC registration costs	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	(2)	(1)	(10)	(1)	—	—	(14)
Other	—	1	—	(5)	2	1	(1)
Adjusted EBITDA from continuing operations	233	187	558	657	467	(46)	2,056
Adjusted EBITDA from discontinued operations							501
Total Adjusted EBITDA							2,557

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Information about geographic area

The Group's revenue from external customers from continuing operations and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables and deferred tax assets) by geographic origin are detailed below. Post-employment benefit assets are excluded for 2013. In presenting information on a geographic basis, revenue and assets have been reported based on the location of the business operations.

(In $ million)	United States	Remaining North American Region	Europe	Asia	South America	Other	Total
Total external revenue
For the year ended December 31, 2014	9,586	756	499	536	272	17	11,666
For the year ended December 31, 2013	9,463	800	622	547	305	15	11,752
For the year ended December 31, 2012	9,502	773	615	536	317	15	11,758
Non-current assets
As of December 31, 2014	12,769	406	406	276	128	25	14,010
As of December 31, 2013	13,140	470	1,764	889	352	55	16,670

There was no revenue from external customers in Luxembourg, where the Company is domiciled, for any years presented. There were no non-current assets in Luxembourg as of December 31, 2014 or 2013.

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Foodservice packaging	4,034	4,010	3,939
Food and beverage plastic containers	1,875	2,048	2,081
Caps and closures	1,128	1,191	1,237
Waste and storage products	1,208	1,056	1,027
Cooking products	956	913	855
Carton packaging	848	842	815
Tableware	714	739	739
Household product containers	408	482	481
Liquid packaging board	470	444	449
Paper products	394	380	421
Automotive lubricant containers	325	323	316
Personal care containers	137	171	167
Inter-segment eliminations	(831)	(847)	(769)
Total revenue	11,666	11,752	11,758

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2014	2013	2012
Asset impairment charges, net of reversals	(8)	(42)	(33)
Business acquisition and integration costs	—	(36)	(60)
Gain on sale of businesses	34	—	77
Gain on sale of non-current assets	—	1	—
Insurance recoveries, net of costs incurred	77	24	(18)
Litigation settlement	18	3	—
Net foreign currency exchange gains (losses)	(2)	(2)	(3)
Non-cash change in provisions	9	3	—
Operational process engineering-related consultancy costs	—	(5)	(16)
Restructuring costs, net of reversals	—	(10)	(37)
SEC registration costs	—	—	(8)
Strategic review costs	(18)	—	—
Unrealized gains (losses) on derivatives	(131)	3	14
Other	4	(1)	12
Net other income (expenses)	(17)	(62)	(72)

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its SIG, Evergreen and Closures businesses. This initiative is part of a review and possible reallocation of capital and resources within the Group's business portfolio. In November 2014, the Group entered into an agreement to sell SIG to Onex Corporation. Refer to note 7 for further details. The strategic reviews of Evergreen and Closures are ongoing. The reviews of the Evergreen and Closures businesses may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so. Strategic review costs include costs incurred in connection with these activities.

In July 2014, Graham Packaging recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million in cash and $9 million from the reversal of a provision.

Insurance recoveries, net of costs incurred are primarily related to plant damages at Pactiv Foodservice.

7.    Discontinued operations and assets and liabilities held for sale

In November 2014, the Group announced RGHL had entered into an agreement to sell SIG to Onex Corporation for an aggregate purchase price of €3.75 billion. €3.575 billion is payable at closing subject to certain adjustments based on closing date cash, indebtedness, working capital and current tax assets and liabilities with an additional €175 million payable depending on SIG achieving certain specified consolidated EBITDA targets during fiscal years ended December 31, 2015 and 2016. The conditions precedent to the closing of the SIG sale have been satisfied and the Group anticipates that the closing will occur in mid-March 2015. The results of SIG have been presented as discontinued operations for all years presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Results of discontinued operations
Revenue	2,151	2,221	2,072
Expenses	(1,970)	(1,907)	(1,814)
Profit (loss) before income tax	181	314	258
Income tax benefit (expense)	(68)	(100)	(50)
Profit (loss) from discontinued operations	113	214	208

Cash flows from discontinued operations
Net cash from operating activities	593	374	423
Net cash used in investing activities	(174)	(175)	(145)
Net cash used in financing activities	(2)	(3)	(6)
Net cash from discontinued operations	417	196	272

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

The following table represents the assets and liabilities held for sale related to SIG as of December 31, 2014. Assets held for sale as of December 31, 2014 and 2013 included $9 million and $36 million, respectively, related to land and buildings in other segments.

As of December 31,
(In $ million)	2014
Assets
Cash and cash equivalents	97
Trade and other receivables	254
Inventories	181
Property, plant and equipment	844
Intangible assets	1,071
Investments in joint ventures	118
Deferred tax assets	25
Other assets	168
Total assets held for sale	2,758
Liabilities
Trade and other payables	366
Employee benefits	162
Current tax liabilities	54
Deferred tax liabilities	65
Provisions	37
Other liabilities	55
Liabilities directly associated with assets held for sale	739

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,034 million for the year ended December 31, 2014 (2013: $2,157 million; 2012: $2,070 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits, post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 18.

Personnel expenses recognized in discontinued operations in the statements of comprehensive income were $373 million for the year ended December 31, 2014 (2013: $382 million; 2012: $374 million).

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2014	2013	2012
Interest income	3	4	3
Interest income on related party loans (refer to note 22)	2	—	—
Net gain in fair value of derivatives	—	153	134
Net foreign currency exchange gain	—	106	53
Financial income	5	263	190
Interest expense:
Securitization Facility	(9)	(10)	(2)
2013 Credit Agreement	(106)	(10)	—
2012 Credit Agreement	—	(115)	(32)
2011 Credit Agreement	—	—	(225)
September 2012 Senior Secured Notes	(187)	(187)	(48)
February 2012 Senior Notes(a)	(1)	(1)	(60)
August 2011 Notes(a)	(339)	(339)	(265)
February 2011 Notes	(151)	(151)	(153)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

	For the year ended December 31,
(In $ million)	2014	2013	2012
October 2010 Notes	(242)	(242)	(253)
May 2010 Senior Notes	(85)	(85)	(88)
2009 Senior Secured Notes	—	—	(110)
2013 Related Party Notes at 5.625%	(37)	(5)	—
2013 Related Party Notes at 6.000%	(35)	(2)	—
2007 Related Party Notes	—	(103)	(101)
Pactiv 2012 Notes	—	—	(3)
Pactiv 2017 Notes	(24)	(24)	(24)
Pactiv 2018 Notes	(1)	(1)	(1)
Pactiv 2025 Notes	(22)	(22)	(22)
Pactiv 2027 Notes	(17)	(17)	(17)
Graham Packaging 2014 Notes	—	—	(7)
Related party borrowings (refer to note 22)	—	—	(1)
Amortization of:
Debt issuance costs:
Securitization Facility	(2)	(2)	—
2013 Credit Agreement	(2)	—	—
2012 Credit Agreement	—	(2)	—
2011 Credit Agreement	—	—	(6)
September 2012 Senior Secured Notes	(6)	(5)	(1)
February 2012 Senior Notes	—	—	(2)
August 2011 Notes	(11)	(10)	(7)
February 2011 Notes	(3)	(3)	(3)
October 2010 Notes	(10)	(9)	(8)
May 2010 Notes	(4)	(4)	(4)
2009 Senior Secured Notes	—	—	(11)
2013 Related Party Notes at 5.625%	(2)	—	—
2013 Related Party Notes at 6.000%	(2)	—	—
2007 Related Party Notes	—	(4)	(4)
Fair value adjustment of acquired notes	2	2	2
Original issue discounts	(2)	(2)	(8)
Embedded derivatives	11	10	9
Net loss in fair value of derivatives	(141)	—	—
Net foreign currency exchange loss	(34)	—	—
Loss on extinguishment of debt(b)	—	(52)	(213)
Other	(11)	(10)	(15)
Financial expenses	(1,473)	(1,405)	(1,683)
Net financial expenses	(1,468)	(1,142)	(1,493)

(a)	As a result of the exchange offer in August 2012, all but $9 million of the February 2012 Senior Notes were exchanged for August 2011 Senior Notes.

(b)	Loss on extinguishment of debt includes early repayment penalties and the write-off of unamortized transaction costs.

Refer to note 17 for information on the Group's borrowings.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

10.    Income tax

	For the year ended December 31,
(In $ million)	2014	2013	2012
Current tax (expense) benefit
Current year	(55)	(58)	(78)
Tax benefit of alternative fuel mixture credits	—	—	12
Adjustments for prior years	(3)	4	3
	(58)	(54)	(63)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	131	33	135
Tax rate modifications	—	(1)	1
Recognition of previously unrecognized tax losses and temporary differences	7	3	5
Tax benefit of alternative fuel mixture credits	—	—	80
Adjustments for prior years	(4)	(6)	(3)
	134	29	218
Income tax (expense) benefit	76	(25)	155

In addition to the above amounts, the Group has recognized a tax benefit of $274 million directly in other comprehensive income for the year ended December 31. 2014 (2013: $362 million tax expense; 2012: $60 million tax benefit).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2014	2013	2012
Profit (loss) from continuing operations before income tax	(463)	(166)	(506)
Income tax using the New Zealand tax rate of 28%	130	45	142
Effect of tax rates in foreign jurisdictions	36	2	8
Non-deductible expenses and permanent differences	(22)	(35)	(29)
Tax exempt income and income at a reduced tax rate	9	17	16
Withholding tax	(7)	(6)	(8)
Tax benefit of alternative fuel mixture credits	—	—	92
Tax rate modifications	—	(1)	1
Capital loss	31	—	—
Recognition of previously unrecognized tax losses and temporary differences	7	3	5
Unrecognized tax losses and temporary differences	(109)	(49)	(72)
Tax uncertainties	(2)	7	6
Credits	3	3	4
Tax on unremitted earnings	8	(4)	(5)
Other taxes	—	(1)	1
Over (under) provided in prior periods	(7)	(2)	—
Other	(1)	(4)	(6)
Total income tax (expense) benefit	76	(25)	155

10.2    Current tax assets and liabilities

Current tax assets of $2 million as of December 31, 2014 (2013: $14 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $46 million as of December 31, 2014 (2013: $133 million) represent the amount of income taxes payable with respect to current and prior years.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

10.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2013	(61)	(586)	(1,922)	608	445	251	179	(1,086)
Recognized in the profit or loss	(52)	(19)	25	35	(26)	71	(5)	29
Recognized in equity	—	—	—	(362)	—	—	—	(362)
Business acquisitions and disposals	—	(2)	(4)	—	—	—	—	(6)
Other	—	—	3	—	—	—	(3)	—
Balance as of December 31, 2013	(113)	(607)	(1,898)	281	419	322	171	(1,425)
Recognized in the profit or loss	65	(27)	59	(4)	(111)	82	70	134
Recognized in equity	—	—	—	274	—	—	—	274
Transfers to held for sale	—	47	24	(1)	(3)	—	(28)	39
Other	2	9	14	(1)	(8)	—	18	34
Balance as of December 31, 2014	(46)	(578)	(1,801)	549	297	404	231	(944)

	As of December 31,
(In $ million)	2014	2013
Included in the statement of financial position as:
Deferred tax assets - non-current	10	49
Deferred tax liabilities - non-current	(954)	(1,474)
Total recognized net deferred tax liabilities	(944)	(1,425)

10.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2014, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $29 million of which $2 million related to discontinued operations.

10.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2012	444	(34)	40	450
Additions and reversals	56	(2)	(2)	52
Recognition	(3)	—	—	(3)
Other	(18)	(1)	(2)	(21)
Balance as of December 31, 2013	479	(37)	36	478
Additions and reversals	107	(7)	9	109
Recognition	(7)	(4)	4	(7)
Transfers to held for sale	(32)	5	(14)	(41)
Other	(97)	5	(2)	(94)
Balance as of December 31, 2014	450	(38)	33	445

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

	As of December 31,
(In $ million)	2014	2013
Deductible (taxable) temporary differences	(5)	(1)
Tax losses	450	479
Total unrecognized deferred tax assets	445	478

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

11.    Trade and other receivables

	As of December 31,
(In $ million)	2014	2013
Trade receivables	1,077	1,228
Provisions for doubtful debts	(11)	(24)
Total trade receivables, net of provisions for doubtful debts	1,066	1,204
Related party receivables (refer to note 22)	7	62
Other receivables	103	237
Total current trade and other receivables	1,176	1,503
Related party receivables (refer to note 22)	90	22
Other receivables	24	37
Total non-current receivables	114	59

11.1    Aging of trade receivables, net of provisions for doubtful debts

	As of December 31,
(In $ million)	2014	2013
Current	981	1,124
Past due 0 to 30 days	57	65
Past due 31 days to 60 days	10	7
Past due 61 days to 90 days	3	2
Past due more than 90 days	15	6
Balance at the end of the year	1,066	1,204

12.    Inventories

	As of December 31,
(In $ million)	2014	2013
Raw materials and consumables	364	438
Work in progress	177	239
Finished goods	780	870
Engineering and maintenance materials	154	155
Provision against inventories	(22)	(55)
Total inventories	1,453	1,647

During the year ended December 31, 2014, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled $5,542 million (2013: $5,419 million; 2012: $5,164 million). There were $1 million in purchase price accounting adjustments to inventories that were charged to cost of sales for the year ended December 31, 2014 (2013: $2 million; 2012: none).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

During the year ended December 31, 2014, write-downs of inventories to net realizable value were $11 million (2013: $12 million; 2012: $10 million). Reversals of write-downs during 2014 were $2 million (2013: $1 million; 2012: $1 million). The inventory write-downs and reversals are included in cost of sales.

During the year ended December 31, 2014, the raw materials elements of inventories recognized within discontinued operations in the statements of comprehensive income totaled $1,094 million (2013: $1,134 million; 2012: $1,048 million).

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2014
Cost	179	871	4,510	296	—	29	5,885
Accumulated depreciation	—	(313)	(2,124)	—	—	(7)	(2,444)
Accumulated impairment losses	—	—	(29)	—	—	—	(29)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412
As of December 31, 2013
Cost	226	1,087	4,872	475	447	29	7,136
Accumulated depreciation	—	(336)	(2,138)	—	(261)	(5)	(2,740)
Accumulated impairment losses	—	(2)	(41)	—	—	—	(43)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353
Carrying amount as of January 1, 2014	226	749	2,693	475	186	24	4,353
Acquisitions through business combinations (refer to note 24)	—	—	5	6	—	—	11
Additions	—	—	3	612	5	1	621
Capitalization of borrowing costs	—	—	3	3	—	—	6
Disposals	—	(1)	(5)	—	—	—	(6)
Depreciation for the year	—	(69)	(521)	—	(29)	(2)	(621)
Impairment losses, net of reversals	—	(1)	(5)	(1)	—	—	(7)
Transfers to assets held for sale	(41)	(168)	(293)	(110)	(252)	—	(864)
Other transfers	—	70	536	(679)	99	—	26
Effect of movements in exchange rates	(6)	(22)	(59)	(10)	(9)	(1)	(107)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412
Carrying amount as of January 1, 2013	235	777	2,785	351	194	21	4,363
Acquisitions through business combinations (refer to note 24)	1	8	28	—	—	—	37
Additions	—	1	7	725	3	5	741
Capitalization of borrowing costs	—	1	3	2	—	—	6
Disposals	—	(1)	(3)	—	—	—	(4)
Depreciation for the year	—	(77)	(566)	—	(60)	(2)	(705)
Impairment losses, net of reversals	(1)	(5)	(39)	(5)	—	—	(50)
Other transfers	(8)	48	489	(587)	57	—	(1)
Effect of movements in exchange rates	(1)	(3)	(11)	(11)	(8)	—	(34)
Carrying amount as of December 31, 2013	226	749	2,693	475	186	24	4,353

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Cost of sales	504	556	623
Selling, marketing and distribution expenses	1	1	1
General and administration expenses	14	15	17
Discontinued operations	102	133	133
Total depreciation expense	621	705	774

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

During the year ended December 31, 2014, the Group incurred $7 million of impairment losses, net of reversals (2013: $50 million; 2012: $43 million) primarily related to plant closures. The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 17 for details of security granted over property, plant and equipment and other assets.

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2014
Cost	5,471	1,763	3,440	868	106	11,648
Accumulated amortization	—	(62)	(729)	(334)	(22)	(1,147)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499
As of December 31, 2013
Cost	6,376	2,079	3,491	880	199	13,025
Accumulated amortization	—	(50)	(559)	(276)	(83)	(968)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055
Carrying amount as of January 1, 2014	6,376	2,029	2,932	604	114	12,055
Acquisitions through business combinations (refer to note 24)	7	—	7	—	—	14
Additions	—	—	—	17	2	19
Disposals	(4)	—	(6)	—	—	(10)
Amortization for the year	—	(13)	(180)	(84)	(12)	(289)
Transfer to assets held for sale	(808)	(290)	—	(2)	(21)	(1,121)
Other	(12)	—	—	—	—	(12)
Effect of movements in exchange rates	(88)	(25)	(42)	(1)	(1)	(157)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499
Carrying amount as of January 1, 2013	6,324	2,031	3,114	680	125	12,274
Acquisitions through business combinations (refer to note 24)	37	1	22	—	—	60
Additions	—	—	—	13	5	18
Amortization for the year	—	(14)	(196)	(86)	(19)	(315)
Other transfers	(1)	2	(1)	(3)	3	—
Effect of movements in exchange rates	16	9	(7)	—	—	18
Carrying amount as of December 31, 2013	6,376	2,029	2,932	604	114	12,055

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Cost of sales	42	43	44
General and administration expenses	237	238	234
Discontinued operations	10	34	82
Total amortization expense	289	315	360

Refer to note 17 for details of security granted over the Group's intangible assets.

14.1    Impairment testing for indefinite life intangible assets

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
For the year ended December 31, 2014

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

	As of December 31,
	2014			2013
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
SIG	—	—	—	848	315	—
Evergreen	67	34	—	67	34	—
Closures	378	—	—	388	—	—
Reynolds Consumer Products	1,913	850	—	1,908	850	—
Pactiv Foodservice	1,695	526	62	1,727	526	69
Graham Packaging	1,418	250	—	1,438	250	—
Total	5,471	1,660	62	6,376	1,975	69

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2015 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2015 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2015 Adjusted EBITDA is subject to review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2014 ranged between 8x and 10x. Costs to sell were estimated to be 1-1.5% of the fair value of each segment depending on the magnitude of the fair value.

The estimated fair value less cost to sell of the Reynolds and Hefty trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 7.8% was based on market factors and costs to sell were estimated to be 2% of the fair value of each asset.

As of December 31, 2014, there was no impairment of goodwill or indefinite life identifiable intangible assets (2013: none; 2012: none). If the forecasted 2015 Adjusted EBITDA, earnings multiples, future revenue growth rate, royalty rate or discount rate used in calculating fair value less costs to sell had been 10% lower than those used as of December 31, 2014, no impairment would need to be recognized.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

15.    Investments in associates and joint ventures equity accounted

Summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method):

(In $ million)	SIG Combibloc Obeikan Company Limited	SIG Combibloc Obeikan FZCO	Ducart Evergreen Packaging Ltd ("Ducart")	Banawi Evergreen Packaging Company Limited ("Banawi")	Eclipse Closures, LLC	Graham Blow Pack Private Limited ("GBPPL")	Total
Country of incorporation	Kingdom of Saudi Arabia	United Arab Emirates	Israel	Kingdom of Saudi Arabia	USA	India
Interest held	50.0%	50.0%	50.0%	50.0%	49.0%	22.0%
Reporting date	December 31	December 31	November 30	November 30	December 31	September 30
2014
Current assets	—	—	12	15	—	3	30
Non-current assets	—	—	7	12	—	3	22
Total assets	—	—	19	27	—	6	52
Current liabilities	—	—	5	9	—	3	17
Non-current liabilities	—	—	3	4	—	1	8
Total liabilities	—	—	8	13	—	4	25
Revenue	—	—	18	22	—	10	50
Expenses	—	—	(17)	(20)	—	(10)	(47)
Profit (loss) from continuing operations	—	—	1	2	—	—	3
Profit (loss) from discontinued operations, net of income tax	16	35	—	—	—	—	51
2013
Current assets	99	143	10	12	—	2	266
Non-current assets	74	48	9	11	—	3	145
Total assets	173	191	19	23	—	5	411
Current liabilities	82	67	4	6	2	2	163
Non-current liabilities	24	43	4	5	—	1	77
Total liabilities	106	110	8	11	2	3	240
Revenue	—	—	17	18	5	—	40
Expenses	—	—	(16)	(17)	(6)	—	(39)
Profit (loss) from continuing operations	—	—	1	1	(1)	—	1
Profit (loss) from discontinued operations, net of income tax	16	33	—	—	—	—	49
2012
Revenue	—	—	21	11	2	—	34
Expenses	—	—	(19)	(10)	(2)	—	(31)
Profit (loss) from continuing operations	—	—	2	1	—	—	3
Profit (loss) from discontinued operations, net of income tax	18	33	—	—	—	—	51

No adjustment was made to the financial statements of the Ducart and Banawi operations for the purpose of applying the equity method of accounting as there were no significant events or transactions that occurred between November 30, 2014 and December 31, 2014 or between November 30, 2013 and December 31, 2013. Further, no adjustment was made with respect to GBPPL for purposes of applying the equity method of accounting as there were no significant events or transactions that occurred between September 30, 2014 and December 31, 2014 or between September 30, 2013 and December 31, 2013.

There are currently no restrictions with respect to the transfer of funds to the Group in the form of cash dividends or the repayment of loans associated with its investments in SIG Combibloc Obeikan Company Limited and GBPPL.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

With respect to the Ducart and Banawi associates, dividends are limited to the associate's accumulated profits after certain local reserve levels have been attained.

With respect to the SIG Combibloc Obeikan FZCO joint venture, the maximum dividend or cash distribution able to be paid to the Group in any fiscal year cannot exceed 75% of the prior year's earnings.

The Eclipse Closures, LLC joint venture has been dissolved.

15.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2014	2013
Balance as of the beginning of the year	149	141
Share of profit, net of income tax	22	26
Capital contribution	—	6
Transfers to assets held for sale	(121)	—
Dividends received	(25)	(27)
Effect of movement in exchange rates	(7)	3
Balance as of the end of the year	18	149
Amount of goodwill in carrying value of associates and joint ventures (equity method)	—	54

All goodwill in the prior year relates to SIG.

16.    Trade and other payables

	As of December 31,
(In $ million)	2014	2013
Trade payables	720	913
Accrued interest	295	296
Related party payables (refer to note 22)	4	16
Other payables and accrued expenses	362	557
Total current trade and other payables	1,381	1,782
Non-current payables	40	41

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

17.    Borrowings

As of December 31, 2014, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2014	2013
Securitization Facility(a)	405	445
2013 Credit Agreement(b)	2,548	2,623
September 2012 Senior Secured Notes(c)	3,250	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	1,500	1,500
August 2011 Senior Notes(c)	2,241	2,241
February 2011 Senior Secured Notes(c)	1,000	1,000
February 2011 Senior Notes(c)	1,000	1,000
October 2010 Senior Secured Notes(c)	1,500	1,500
October 2010 Senior Notes(c)	1,500	1,500
May 2010 Senior Notes(c)	1,000	1,000
2013 Related Party Notes at 5.625%(d)	650	650
2013 Related Party Notes at 6.000%(d)	590	590
Pactiv 2017 Notes(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Notes(e)	276	276
Pactiv 2027 Notes(e)	200	200
Other borrowings(f)	39	32
Total principal amount of borrowings	18,024	18,132
Debt issuance costs	(222)	(263)
Embedded derivatives	68	80
Original issue discount	(12)	(14)
Fair value adjustment at acquisition	(1)	1
Carrying value	17,857	17,936

Current borrowings	477	470
Non-current borrowings	17,380	17,466
Total borrowings	17,857	17,936

(a)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and accrues interest at a rate of either the cost of funds in commercial paper or the LIBOR, set daily, plus, in each case, a margin of 1.90%. During the year ended December 31, 2014, interest was charged at 2.08% to 2.10%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

On December 19, 2014, certain amendments were made to the Securitization Facility and related documents. The amendments permit the removal of certain Evergreen entities as sellers and made certain other amendments, including amending certain reserve formulations and dilution factors, permitting BP Factoring to exclude certain receivables subject to factoring arrangements requested by the relevant account obligor, and clarifying certain mechanics related to the permitted exclusion of sellers.

(b)        2013 Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013 and on December 27, 2013 (the "2013 Credit Agreement"), which amended the terms of the 2012 Credit Agreement (as defined below). The 2013 Credit Agreement comprises the following term and revolving tranches:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

	Currency	Maturity date	Original facility value (in million)	Value drawn or utilized as of December 31, 2014 (in million)	Applicable interest rate as of December 31, 2014
Term Tranches
U.S. Term Loan	$	December 1, 2018	2,213	2,190	LIBOR floor of 1.000% + 3.000%
European Term Loan	€	December 1, 2018	297	294	EURIBOR floor of 1.000% + 3.250%
Revolving Tranches(1)
Revolving Tranche	$	December 27, 2018	120	63	—
Revolving Tranche	€	December 27, 2018	54	15	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

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

Indebtedness under the 2013 Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ending March 31, 2014. Beginning with the fiscal year ended December 31, 2014, the borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the 2013 Credit Agreement. We expect to make an excess cash flow payment of approximately $64 million for the year ended December 31, 2014. Future quarterly amortization payments are reduced by any excess cash flow amounts.

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

(c)        Reynolds Notes

The Group's borrowings as of December 31, 2014 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

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

Assets pledged as security for loans and borrowings

The shares in the Company and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (a related party of the Company) have been pledged as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company, certain subsidiaries of the Company and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes. On December 10, 2013, BP II became a guarantor of the 2013 Credit Agreement and the Reynolds Notes and pledged certain of its assets as collateral to support the obligations under the 2013 Credit Agreement and the Reynolds Senior Secured Notes.

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

(d)         2013 Related Party Notes

On November 15, 2013, BP II and Beverage Packaging Holdings II Issuer Inc. ("BP II Issuer") (a wholly-owned subsidiary of the Company) (together, the "2013 Notes Issuers") issued $650 million principal amount of 5.625% senior notes due 2016 (the "2013 Senior Notes"). Interest on the 2013 Senior Notes is paid semi-annually on June 15 and December 15, commencing December 15, 2013. The proceeds of the 2013 Senior

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Notes were used to redeem the 2007 Senior Notes (as defined below) at a redemption price of 100% of the aggregate principal amount and to pay fees and expenses related to the transaction.

Concurrent with the issuance of the 2013 Senior Notes, BP II loaned $650 million principal amount to the Company with an interest rate of 5.625% (the "Related Party Notes at 5.625%"). The interest payment and final maturity date of the Related Party Notes at 5.625% are consistent with those of the 2013 Senior Notes.

On December 10, 2013, the 2013 Notes Issuers issued $590 million principal amount of 6.000% senior subordinated notes due 2017 (the "2013 Senior Subordinated Notes" and, together with the 2013 Senior Notes, the "2013 Notes"). Interest on the 2013 Senior Subordinated Notes is paid semi-annually on June 15 and December 15, commencing June 15, 2014. The proceeds of the 2013 Senior Subordinated Notes were used to redeem the 2007 Senior Subordinated Notes (as defined below) and to pay fees and expenses, including the applicable premium on the 2007 Senior Subordinated Notes, related to the transaction.

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

In certain circumstances which would constitute a change in control, the holders of the 2013 Notes have the right to require the 2013 Notes Issuers to repurchase the 2013 Notes at a premium.

        2007 Related Party Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes was paid semi-annually on June 15 and December 15. Concurrent with the issuance of the 2007 Notes, BP II loaned €900 million to the Company, consisting of €480 million principal amount with an interest rate of 8.000% (the "Related Party Notes at 8.000%") and €420 million principal amount with an interest rate of 9.500% (the "Related Party Notes at 9.500%" and together with the Related Party Notes at 8.000%, the "2007 Related Party Notes"). The interest payment and final maturity date of the 2007 Related Party Notes were consistent with those of the 2007 Notes.

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

During the year ended December 31, 2013, BP II satisfied and discharged the 2007 Notes, as discussed above and the 2007 Related Party Notes were repaid.

(e)    Pactiv Notes

As of December 31, 2014, the Group had outstanding the following notes (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

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
For the year ended December 31, 2014

The Pactiv 2017 Notes, the Pactiv 2018 Notes and the Pactiv 2027 Notes may be redeemed at any time at the Group's option, in whole or in part at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

(f)     Other borrowings

As of December 31, 2014, in addition to the Securitization Facility, the 2013 Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2014, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The local working capital facilities which are secured by the collateral under the 2013 Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the 2013 Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2014 also included finance lease obligations of $28 million (2013: $30 million).

18.    Employee benefits

18.1 Summary of employee benefit liabilities

	As of December 31,
(In $ million)	2014	2013
Salaries and wages accrued	138	172
Provision for annual leave	45	55
Provision for other employee benefits	33	33
Provision for exit from multi-employer pension plans	92	77
Defined benefit obligations:
Pension benefits	1,145	535
Post-employment medical benefits	122	114
Total employee benefit liabilities	1,575	986
Current	201	243
Non-current	1,374	743
Total employee benefit liabilities	1,575	986

Included in liabilities directly associated with assets held for sale at December 31, 2014 is $162 million of employee benefit liabilities.

18.2    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in countries including Canada, Germany, Japan, Taiwan, United Kingdom, Mexico and the United States. The majority of the Group’s net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans. The Group generally funds its retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of the Group’s defined benefit pension plans, thereby increasing the Group’s obligation to make contributions to the plans, which in turn would reduce the cash available for the Group’s business. The Group has generally provided aggregated disclosures in respect of these plans on the basis that these plans are not exposed to materially different risks.
The Group’s largest pension plan is the Pactiv Retirement Plan, of which the Company became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 86% (2013: 78%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2014, the Pactiv Retirement Plan was underfunded by $979 million. The year end remeasurement of the Pactiv plan included the adoption of new mortality tables published by the U.S. Society of Actuaries in the fourth quarter of 2014. Implementation of the new tables increased the Pactiv plan liability by $343 million.

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. Regulations for funding of U.S. pensions

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

plans are not expected to adopt the new mortality tables until 2017. The Group does not expect to make contributions to the Pactiv plan in 2015. Expected contributions during the year ending December 31, 2015 for all other defined benefit plans are estimated to be up to $10 million.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.
In connection with the sale of SIG, the Group has agreed to retain the assets and liabilities associated with the SIG US pension plan with a net liability of approximately $3 million; however, all other SIG related defined benefit plan assets and liabilities will transfer to the purchaser. Accordingly, as of December 31, 2014, a net pension obligation of $8 million has been classified as held for sale, comprising of $118 million asset position included in assets held for sale and $126 million pension obligation included in liabilities directly associated with assets held for sale.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2014	2013	2014	2013	2014	2013
Balance as of January 1	5,316	5,825	(4,837)	(4,463)	479	1,362
Included in the profit or loss:
Current service cost	20	21	—	—	20	21
Interest cost (income)	221	205	(201)	(152)	20	53
Administrative expenses	—	—	18	16	18	16
Curtailments	—	(1)	—	—	—	(1)
Total expense (income) recognized in profit or loss	241	225	(183)	(136)	58	89
Remeasurement (gains) losses:
Actuarial (gains) loss arising from:
Demographic assumptions	421	(33)	—	—	421	(33)
Financial assumptions	412	(376)	—	—	412	(376)
Return on plan assets excluding interest income	—	—	(129)	(541)	(129)	(541)
Total remeasurement (gains) losses	833	(409)	(129)	(541)	704	(950)
Other movements:
Contributions by the Group	—	—	(51)	(25)	(51)	(25)
Contributions by plan participants	—	2	—	(2)	—	—
Benefits paid by the plans	(352)	(346)	352	346	—	—
Business disposals	(28)	—	—	—	(28)	—
Effect of movements in exchange rates	(84)	19	75	(16)	(9)	3
Total other movements	(464)	(325)	376	303	(88)	(22)
Balance as of December 31	5,926	5,316	(4,773)	(4,837)	1,153	479

Comprised of:
Pactiv Retirement Plan	4,809	4,122	(3,830)	(3,832)	979	290
Other plans	482	1,194	(316)	(1,005)	166	189
	5,291	5,316	(4,146)	(4,837)	1,145	479
Plans associated with assets held for sale	635	—	(627)	—	8	—
Balance as of December 31	5,926	5,316	(4,773)	(4,837)	1,153	479

Comprised of:
Funded plans					1,080	330
Plans associated with assets held for sale					8	—
Unfunded plans					65	149
Total net pension benefits liability					1,153	479

Included in the statements of financial position as:
Employee benefit liabilities					1,145	535
Liabilities directly associated with assets held for sale					126	30
Assets held for sale					(118)	—
Other assets, non-current					—	(86)
Total net pension benefits liability					1,153	479

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

The Group's pension plans had a weighted average duration of 11 years (2013: 10 years).

For the year ended December 31, 2012, the Group recognized remeasurement losses of $125 million directly in other comprehensive income. The losses were comprised of $2 million of losses from changes in demographic assumptions, $463 million of losses from changes in financial assumptions, partially offset by $340 million from gains on plan assets, excluding interest.

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Cost of sales	14	20	13
General and administration expenses	33	58	68
Total plan net expense from continuing operations	47	78	81
Discontinued operations	11	11	12
Total plan net expense	58	89	93

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The net plan expense for the year ended December 31, 2012 was comprised of current service cost of $22 million, administrative expense of $16 million, and interest expense of $237 million, partially offset by interest income of $182 million.

During the year ended December 31, 2014, the plan net expense of the Pactiv Retirement Plan was $31 million (2013: $57 million; 2012: $59 million).

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2014	2013
Equity instruments	3,219	3,185
Debt instruments	889	1,141
Property	424	422
Other	241	89
Total plan assets	4,773	4,837

Approximately 80% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) approximately $2,900 million of exposure to equity markets, which includes exposure to approximately $2,100 million of U.S. equities held through a combination of listed equities and equity index derivatives and exposure to approximately $800 million of non-U.S. equities held through unlisted index funds; (ii) approximately $562 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $256 million of exposure to property held through unlisted commingled funds.

Included in the value of the Pactiv Retirement Plan equity instruments is approximately $1,700 million of cash and short-term investments, including short-term government bonds, reflecting the amounts set aside for the notional value of the equity instruments underlying the derivatives.

On December 31, 2014, in anticipation of a change in plan trustee effective January 1, 2015, plan assets of certain U.S. pension plans totaling $158 million were converted to cash and cash equivalents and are reflected in the “Other” category above. Subsequent to the plan trustee change, all plan assets were reinvested based on an allocation of 70% equity, 20% debt instruments and 10% property investments.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2014 and 2013, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2014	2013	2012
Discount rates at December 31	0.7% - 7.0%	1.0% - 8.0%	1.1% - 6.6%
Future salary increases	0.0% - 7.0%	0.0% - 5.0%	0.0% - 6.0%
Future pension increases	0.0% - 4.0%	0.0% - 3.8%	0.0% - 4.0%

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2014 and 2013 was 4.0% and 4.7%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2014 for 2014 and the RP 2000 combined mortality table for 2013.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	(8)	6
Effect on the defined benefit obligation	(284)	313

The mortality tables used for the mortality assumption included projections of improved life expectancy. These tables are only changed infrequently; however, when they change they can have a significant impact on the plan liability. Estimates of the impact of mortality table changes are complex and difficult to measure. The Group does not expect changes to the mortality tables, which were adopted in 2014, to occur in the next several years.

18.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. SIG does not participate in post-employment medical benefit plans. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% for the years ended December 31, 2014, 2013 and 2012.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2014 for 2014 and the RP2000 combined mortality rate table for 2013.

The Group expects to contribute $7 million to the post-employment medical benefit plans during the annual period ending December 31, 2015.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2014	2013
Liability for post-employment medical obligations as of the beginning of the year	114	133
Included in the profit or loss
Current service cost	2	2
Interest cost	5	5
Past service cost	(2)	—
Total expense (income) recognized in profit or loss	5	7
Remeasurement (gains) losses
Actuarial (gains) losses from changes in demographic assumptions	3	(10)
Actuarial (gains) losses from changes in financial assumptions	7	(10)
Total remeasurement (gains) losses	10	(20)
Other movements
Contributions by plan participants	1	1
Benefits paid by the plans	(8)	(7)
Post-employment medical obligations related to business disposals	—	—
Total other movements	(7)	(6)
Liability for post-employment medical obligations as of the end of the year	122	114

For the year ended December 31, 2012, the Group recognized net benefit plan expense of $4 million related to post-employment medical obligations. The net benefit plan expense was comprised of $2 million of current service cost and $6 million of interest cost, partially offset by $4 million of past service cost credits.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

For the year ended December 31, 2012, the Group recognized net remeasurement losses of $3 million directly in other comprehensive income. The net losses were comprised of $8 million of losses from changes in financial assumptions, partially offset by $5 million of gains from changes in demographic assumptions.

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

18.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2014, the Group recorded expense of $55 million (2013: $63 million; 2012: $58 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

18.5    Multi-employer plans

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
The most significant of the multi-employer pension plans in which the Group participates is the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participate. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements the Group will be required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which the Group currently estimates to be approximately $5 million per year for 20 years. As a result, the Group accrued a liability of $82 million as of December 31, 2014 ($66 million as of December 31, 2013) for the present value of such future payments. However, the amount may change depending on negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. Therefore, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has recorded in prior years a withdrawal liability of $11 million for payments to be made over 20 years for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of about $6 million annually over the next 20 years.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

19.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2013	39	38	38	64	179
Provisions made	3	77	18	14	112
Provisions used	(1)	(60)	(17)	(12)	(90)
Provisions reversed	—	(8)	(1)	(16)	(25)
Transfers to liabilities directly associated with assets held for sale	(3)	(24)	—	(17)	(44)
Other transfers	—	(1)	—	(1)	(2)
Effect of movements in exchange rates	—	(3)	—	(2)	(5)
Balance as of December 31, 2014	38	19	38	30	125
Current	2	17	25	10	54
Non-current	36	2	13	20	71
Total provisions as of December 31, 2014	38	19	38	30	125
Current	1	36	23	23	83
Non-current	38	2	15	41	96
Total provisions as of December 31, 2013	39	38	38	64	179

Other provisions

Other provisions as of December 31, 2014 included $10 million of onerous leases (2013: $12 million), $7 million of environmental remediation programs (2013: $6 million), $6 million of product warranty provisions (2013: $16 million) and $2 million of legal provisions (2013: $21 million).

20.    Equity

20.1    Share capital

	For the year ended December 31,
Number of shares	2014	2013	2012
Balance at the beginning of the year	10,170	13,063,527	13,063,527
Capital restructure (refer below)	—	(13,053,357)	—
Conversion of shares	415,380	—	—
Balance at the end of the year	425,550	10,170	13,063,527

For the period from January 1, 2014 to February 19, 2014, BP I had 10,170 common shares on issue. Each share had a par value of €31 per share, and was fully paid.

On February 19, 2014, the currency of the share capital of the Company was changed from € to $ at an exchange rate of 1.3498, and the par value was set at $1 per share. As a result, the existing share capital was converted into 425,550 common shares, held in ten share classes (classes A to J) each with 42,555 shares (par value $42,555 per class).
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
For the year ended December 31, 2014

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

20.2    Dividends

There were no dividends declared or paid during any years presented by the Company.

20.3    Capital management

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

21.    Financial risk management

21.1    Overview

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

21.2    Market risk

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

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2014:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	3,665,950,000		$101.00 - 102.57	Jan 2015 - Dec 2015
Currency futures	Sell	MXN	132,480,000		$14.72	Jan 2015 - Mar 2015
Currency forwards	Buy	Brazilian real	20,991,600		$2.744	Mar 2015
Currency futures	Sell	CA$	109,906,616		$1.1328 - 1.1597	Jan 2015 - Dec 2015
Currency forwards	Sell	EUR	806,000,000		$0.8033 - 0.8222	Jan 2015 - May 2015
Currency put to forwards	Sell	EUR	100,000,000		$0.8033	May 2015

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2014, the Group recognized an unrealized gain of $3 million (2013: none; 2012: none) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2014, the Group recognized a realized gain of $1 million (2013: none; 2012: none) as a component of cost of sales in the statements of comprehensive income.
A 10% upwards movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2014, would have resulted in a $2 million reduction of unrealized gains and a $2 million increase in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

For the year ended December 31, 2014, the Group's primary foreign currency exchange exposure resulted from euro-denominated net intercompany receivable in a U.S. dollar functional currency entity. The net intercompany receivable driving the exposure for this entity was primarily due to relationships with entities presented as discontinued operations. Therefore, the exposure will not be as great in the future. In addition, the Group is also exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of its entities with different functional currencies.
The Group is also exposed to foreign currency exchange risk with respect to the pending SIG sale transaction as the aggregate purchase price is set in euros. As of December 31, 2014, the Group has mitigated approximately 90% of the exposure to changes in the euro against the U.S. dollar through derivative contracts and the terms of the sale and purchase agreement.

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

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Fixed rate instruments
Related party receivables	90	90	—	—	—
Related party borrowings	(1,240)	—	(1,240)	—	—
Borrowings	(13,828)	(10)	(305)	(7,771)	(5,742)
Total fixed rate instruments	(14,978)	80	(1,545)	(7,771)	(5,742)
Floating rate instruments
Cash and cash equivalents	1,588	1,588	—	—	—
Bank overdrafts	(1)	(1)	—	—	—
Borrowings	(2,956)	(2,956)	—	—	—
Total variable rate instruments	(1,369)	(1,369)	—	—	—
Total	(16,347)	(1,289)	(1,545)	(7,771)	(5,742)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2013
Fixed rate instruments
Related party receivables	22	22	—	—	—
Related party borrowings	(1,240)	—	(650)	(590)	—
Borrowings	(13,822)	(2)	(5)	(1,321)	(12,494)
Total fixed rate instruments	(15,040)	20	(655)	(1,911)	(12,494)
Floating rate instruments
Cash and cash equivalents	1,490	1,490	—	—	—
Bank overdrafts	(4)	(4)	—	—	—
Borrowings	(3,071)	(3,071)	—	—	—
Total variable rate instruments	(1,585)	(1,585)	—	—	—
Total	(16,625)	(1,565)	(655)	(1,911)	(12,494)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

The underlying three-month LIBOR and EURIBOR as of December 31, 2014 were 0.26% and 0.08%, respectively. A change in interest rates would impact future interest payments and receipts on the Group's floating rate liabilities and assets. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one-year timeframe. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2014, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the 2013 Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would have a $6 million increase on the interest expense on the U.S. term loan and no material impact on the interest expense on the European term loan, respectively, under our Senior Secured Credit Facilities. A 100 basis point decrease in interest rates would have no impact on the interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Senior Secured Credit Facilities.

Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2014, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $4 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

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

The following table provides the detail of outstanding derivative contracts as of December 31, 2014:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Type	Unit of measure	Contracted volumes	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	34,000	JPY58,690 - JPY62,970	Jan 2015 - Dec 2015
Resin swaps	pound	18,000,000	$0.94 - $0.97	Jan 2015 - Dec 2015
Aluminum swaps	metric tonne	45,647	$1,793 - $2,572	Jan 2015 - Sep 2017*
Aluminum swaps	pound	43,375,899	$0.18 - $0.23	Jan 2015 - Sept 2015
Natural gas swaps	million BTU	8,520,882	$3.35 - $4.81	Jan 2015 - Jan 2016
Ethylene swaps	pound	2,285,821	$0.48 - $0.49	Jan 2015 - Apr 2015
Paraxylene swaps	pound	33,498,520	$0.54 - $0.73	Jan 2015 - Jul 2015
Polymer-grade propylene swaps	pound	61,841,153	$0.62 - $0.76	Jan 2015 - Aug 2015
Benzene swaps	U.S. liquid gallon	39,562,074	$3.40 - $ 4.75	Jan 2015 - Dec 2015
Diesel swaps	U.S. liquid gallon	28,904,606	$3.54 - $3.88	Jan 2015 - Dec 2015
Low-density polyethylene swaps	pound	6,000,000	$1.02	Jul 2015 - Dec 2015
Linerboard swaps	ton	9,000	$655	Jan 2015 - May 2015

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2014, the Group recognized an unrealized loss of $134 million (2013: unrealized gain of $3 million; 2012: unrealized gain of $14 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2014, the Group recognized a realized loss of $2 million (2013: realized loss of $8 million; 2012: realized gain of $12 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upwards movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2014, would have resulted in a $13 million reduction of unrealized losses and a $13 million increase in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

21.3    Credit risk

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

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Refer to note 11.

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

21.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses including the servicing of financial obligations. As of December 31, 2014, the Group had $1,587 million of cash on hand, net of bank overdrafts and excluding cash on hand classified as held for sale.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2014, the Group had undrawn lines of credit under the revolving facilities

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

of the 2013 Credit Agreement totaling $57 million and €39 million ($48 million) (2013: $51 million and €39 million ($54 million)). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity derivatives.

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Non-derivative financial liabilities
Bank overdrafts	(1)	(1)	(1)	—	—	—
Trade and other payables	(1,381)	(1,086)	(1,086)	—	—	—
Related party borrowings	(1,230)	(1,402)	(72)	(1,330)	—	—
Borrowings	(16,627)	(22,908)	(1,654)	(2,650)	(12,184)	(6,420)
	(19,239)	(25,397)	(2,813)	(3,980)	(12,184)	(6,420)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	30	30	—	—	—
Outflows	(105)	(135)	(135)	—	—	—
	(105)	(105)	(105)	—	—	—
Total	(19,344)	(25,502)	(2,918)	(3,980)	(12,184)	(6,420)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2013
Non-derivative financial liabilities
Bank overdrafts	(4)	(4)	(4)	—	—	—
Trade and other payables	(1,782)	(1,486)	(1,486)	—	—	—
Related party borrowings	(1,228)	(1,474)	(72)	(794)	(608)	—
Borrowings	(16,708)	(24,206)	(1,655)	(2,408)	(6,132)	(14,011)
	(19,722)	(27,170)	(3,217)	(3,202)	(6,740)	(14,011)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	12	12	—	—	—
Outflows	(3)	(15)	(14)	(1)	—	—
	(3)	(3)	(2)	(1)	—	—
Total	(19,725)	(27,173)	(3,219)	(3,203)	(6,740)	(14,011)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

21.5    Classification and fair values

(In $ million)	Fair value through the profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2014
Assets
Cash and cash equivalents	—	1,588	—	1,588	1,588
Current and non-current receivables	—	1,290	—	1,290	1,290
Derivative financial assets:
Commodity and foreign currency derivatives	26	—	—	26	26
Embedded derivatives	296	—	—	296	296
Total assets	322	2,878	—	3,200	3,200
Liabilities
Bank overdrafts	—	—	(1)	(1)	(1)
Trade and other payables	—	—	(1,381)	(1,381)	(1,381)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(131)	—	—	(131)	(131)
Related party borrowings	—	—	(1,230)	(1,230)	(1,219)
Borrowings	—	—	(16,627)	(16,627)	(17,322)
Total liabilities	(131)	—	(19,279)	(19,410)	(20,094)

(In $ million)	Fair value through the profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2013
Assets
Cash and cash equivalents	—	1,490	—	1,490	1,490
Current and non-current receivables	—	1,562	—	1,562	1,562
Derivative financial assets:
Commodity and foreign currency derivatives	12	—	—	12	12
Embedded derivatives	437	—	—	437	437
Total assets	449	3,052	—	3,501	3,501
Liabilities
Bank overdrafts	—	—	(4)	(4)	(4)
Trade and other payables	—	—	(1,782)	(1,782)	(1,782)
Non-current payables	—	—	(41)	(41)	(41)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(15)	—	—	(15)	(15)
Related party borrowings	—	—	(1,228)	(1,228)	(1,254)
Borrowings	—	—	(16,708)	(16,708)	(17,764)
Total liabilities	(15)	—	(19,763)	(19,778)	(20,860)

The methods used in determining fair values of financial instruments are disclosed in note 3.4 and note 3.5.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

21.6    Fair value measurements recognized in the statement of comprehensive income

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2014
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(105)	—	(105)
Embedded derivatives	—	296	—	296
Total	—	191	—	191

As of December 31, 2013
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(3)	—	(3)
Embedded derivatives	—	437	—	437
Total	—	434	—	434

There were no transfers between any levels during the years ended December 31, 2014 and 2013.

22.     Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2014	2013	2012
Employee benefits	12	12	9
Total compensation expense to key management personnel	12	12	9

There were no transactions with key management personnel during the years ended December 31, 2014, 2013 and 2012.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2014	2013	2012	2014	2013
Transactions with the immediate and ultimate parent companies
Due from immediate parent(a)(b)	70	21	—	90	22
Transactions with joint ventures
Sale of goods and services(c)	196	221	186	37	59
Transactions with other related parties
Trade receivables
Carter Holt Harvey Limited				—	—
Sale of goods	—	1	—
Carter Holt Harvey Pulp & Paper Limited(g)				—	—
Sale of goods	3	2	2
FRAM Group Operations LLC				1	1
Recharges	2	2	3
Sale of goods	1	1	1
Rank Group North America, Inc.				1	1
Recharges	6	3	—
United Components, Inc				—	—
Recharges	—	1	—
Trade payables
Carter Holt Harvey Limited				—	—
Purchase of goods	(9)	(11)	(11)
Carter Holt Harvey Pulp & Paper Limited(g)				—	(6)
Purchase of goods	(30)	(35)	(29)
Rank Group Limited				(1)	(4)
Recharges(d)	(5)	(6)	(26)
Rank Group North America, Inc.				—	—
Recharges(e)	(17)	(18)	(20)
Loans payable
Beverage Packaging Holdings (Luxembourg) II S.A.(f)				(1,233)	(1,231)
Loans advanced	—	(1,228)	—
Interest expense	(72)	(110)	(101)
Extinguishment premium	—	(18)	—
LQ70 (BPTA) Pty Limited				—	—
Loan advanced	—	(2)	—
Reynolds Treasury (NZ) Limited				—	—
Interest expense	—	—	(1)
Payable related to transfer of tax losses to:
Evergreen Packaging New Zealand Limited				—	—
Transfer of tax losses	—	—	(3)
Reynolds Packaging Group (NZ) Limited				—	—
Transfer of tax losses	—	—	(7)

(a)
On November 5, 2013 the Group lent the euro equivalent of $21 million to RGHL. The advance due from RGHL accrued interest at a rate of 5.80%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender.

(b)
On June 6, 2014 the Group lent $39 million to RGHL. The advance due from RGHL accrued interest at a rate of 3.00%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender. On November 14, 2014 the Group lent the euro equivalent of $31 million to RGHL. The advance due from RGHL accrued interest at a rate of 5.80%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

(e)	Represents certain costs paid by Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided.

(f)	Refer to note 17 for further details on the Group's borrowings with BP II.

(g)	Carter Holt Harvey Pulp & Paper Limited was sold to a non-related party in December 2014. Amounts represent transactions incurred while under common ownership.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

23.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2014	2013	2014
Continuing operations
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.A.	Dec-31	Argentina	100	100	100
Graham Packaging San Martin S.A. (in liquidation) (a)	Dec-31	Argentina	—	100	—
Lido Plast San Luis S.A. (in liquidation)	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L. (b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.(c)	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Reynolds Consumer Products Bulgaria EOOD (in liquidation) (a)	Dec-31	Bulgaria	—	100	—
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc. (d)	Dec-31	Canada	100	—	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd.	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Deutschland GmbH (e)	Dec-31	Germany	—	100	—
Closure Systems International Holdings (Germany) GmbH (e)	Dec-31	Germany	—	100	—
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (in liquidation)	Dec-31	Germany	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Pactiv-Omni Germany Holdings GmbH (f)	Dec-31	Germany	100	—	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Ha'Lakoach He'Neeman H'Sheeshim Ou'Shenayim Ltd.	Dec-31	Israel	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Holdings (Japan) KK (g)	Dec-31	Japan	—	100	—
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesoriìa en Plaìstico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Reynolds Metals Company de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	100	100	100
BPTE B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Pactiv Europe B.V. (in liquidation) (a)	Dec-31	Netherlands	—	100	—
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland SP. Z.O.O.	Dec-31	Poland	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Omni Pac Poland SP. Z.O.O.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co. Limited	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi (h)	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited	Dec-31	United Kingdom	100	100	100
Closure Systems International (UK) Limited (i)	Dec-31	United Kingdom	100	100	100
CSl UK Oldco Limited (j)	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
IVEX Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
The Baldwin Group Ltd.	Dec-31	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC (k)	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership) (b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. I	Dec-31	U.S.A.	100	100	100
GPC Capital Corp. II	Dec-31	U.S.A.	100	100	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging GP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Minster LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Technological Specialties LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging West Jordan, LLC	Dec-31	U.S.A.	100	100	100
Graham Recycling Company L.P.	Dec-31	U.S.A.	100	100	100
Master Containers, LLC (l)	Dec-31	U.S.A.	100	100	100
Pactiv Germany Holdings Inc. (g)	Dec-31	U.S.A.	—	100	—
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC (m)	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Spirit Foodservice, LLC (n)	Dec-31	U.S.A.	100	100	100
Spirit Foodservice Products, LLC (o)	Dec-31	U.S.A.	100	100	100
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A.	Dec-31	Venezuela	100	100	100
Discontinued operations
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	100	100	100
Whakatane Mill Australia Pty Limited	Dec-31	Australia	100	100	100
SIG Austria Holding GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH	Dec-31	Austria	100	100	100
SIG Combibloc GmbH & Co KG	Dec-31	Austria	100	100	100
SIG Beverages Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	100	100	100
SIG Combibloc Chile Limitada	Dec-31	Chile	100	100	100
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	100	100	100
SIG Combibloc s.r.o.	Dec-31	Czech Republic	100	100	100
SIG Combibloc SARL	Dec-31	France	100	100	100
SIG Beteiligungs GmbH	Dec-31	Germany	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

SIG Combibloc GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Holding GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Systems GmbH	Dec-31	Germany	100	100	100
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	100	100	100
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	100	100	100
SIG Information Technology GmbH	Dec-31	Germany	100	100	100
SIG International Services GmbH	Dec-31	Germany	100	100	100
SIG Asset Holdings Limited (in liquidation)(a)	Dec-31	Guernsey	—	100	—
SIG Combibloc Limited (in liquidation)	Dec-31	Hong Kong	100	100	100
SIG Combibloc Kft.	Dec-31	Hungary	100	100	100
PT. SIG Combibloc Indonesia (d)	Dec-31	Indonesia	100	—	100
SIG Combibloc S.r.l.	Dec-31	Italy	100	100	100
SIG Combibloc Korea Ltd.	Dec-31	Korea	100	100	100
Middle America M.A., S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc Mexico, S.A. de C.V.	Dec-31	Mexico	100	100	100
SIG Tecnologica para Plasticos de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
SIG Combibloc B.V.	Dec-31	Netherlands	100	100	100
Whakatane Mill Limited	Dec-31	New Zealand	100	100	100
SIG Combibloc SP. Z.O.O.	Dec-31	Poland	100	100	100
OOO SIG Combibloc	Dec-31	Russia	100	100	100
SIG Combibloc S.A.	Dec-31	Spain	100	100	100
SIG Combibloc AB	Dec-31	Sweden	100	100	100
SIG allCap AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Group AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Procurement AG	Dec-31	Switzerland	100	100	100
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	100	100	100
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	100	100	100
SIG Technology AG	Dec-31	Switzerland	100	100	100
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	100	100	100
SIG Combibloc Ltd.	Dec-31	Thailand	100	100	100
SIG Combibloc Limited	Dec-31	United Kingdom	100	100	100
SIG Combibloc Inc.	Dec-31	U.S.A.	100	100	100
SIG Holding USA, LLC	Dec-31	U.S.A.	100	100	100
SIG Vietnam Ltd.	Dec-31	Vietnam	100	100	100

(a)	Voluntarily liquidated/deregistered/dissolved during the year.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Name changed during the year from Graham Packaging do Brasil Indústria e Comércio S.A.

(d)	Incorporated during the year.

(e)	Sold during the year.

(f)	Acquired during the year.

(g)	Merged during the year with another entity in the Group.

(h)	Name changed during the year from Graham Plastpak Plastik Ambalaj Sanayi A.S.

(i)	Name changed during the year from Omni-Pac U.K. Limited.

(j)	Name changed during the year from Closure Systems International (UK) Limited.

(k)	Name changed during the year from Closure Systems International Holdings Inc.

(l)	Name changed during the year from Master Containers, Inc.

(m)	Name changed during the year from Reynolds Consumer Products Inc.

(n)	Name changed during the year from Spirit Foodservice, Inc.

(o)	Name changed during the year from Spirit Foodservice Products, Inc.

24.    Business combinations

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Novelis Foil Products

In June 2014, the Group acquired 100% of the assets of the Novelis Foil Products North America division of Novelis Inc. and Novelis Corporate ("Novelis Foil Products"). The aggregate purchase price was $30 million. Novelis Foil Products is primarily a manufacturer of aluminum foil products. The operating results of Novelis Foil Products have been included in the Reynolds Consumer Products segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

Trans Western Polymers, Inc.

In November 2013, the Group acquired the shares of Trans Western Polymers, Inc. ("Trans Western"). The aggregate purchase price was $72 million, net of debt assumed of $21 million, which was repaid by the Group after the acquisition. Trans Western is a manufacturer of waste and storage plastic bags. The operating results of Trans Western have been included in the Reynolds Consumer Products segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

Spirit Foodservice Products, Inc.

In March 2013, the Group acquired the shares of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million. The consideration was paid in cash. Spirit is a producer of extruded polystyrene cups, injection-molded polystyrene products such as cutlery and utensils and extruded polypropylene products. The operating results of Spirit have been included in the Pactiv Foodservice segment since the date of the acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

International Tray Pads & Packaging, Inc. and Interplast Packaging Inc.

In September 2012, the Group acquired the shares of International Tray Pads & Packaging, Inc., which manufactures meat and poultry pads, furniture shipping pads, medical wadding and related products. Also in September 2012, the Group acquired the business of Interplast Packaging Inc., which manufactures egg cartons for use in retail packaging of specialty eggs. The operating results of International Tray Pads & Packaging, Inc. and Interplast Packaging, Inc. have been included in the Pactiv Foodservice segment since the dates of their respective acquisitions. Combined, the consideration paid was $30 million. These acquisitions did not have a material effect on the Group's financial condition or results of operations.

25.    Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2014	2013
Less than one year	102	110
Between 1 and 5 years	205	220
More than 5 years	83	88
Total	390	418

During the year ended December 31, 2014, $131 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2013: $129 million; 2012: $119 million).

26.    Capital commitments

As of December 31, 2014, the Group had entered into contracts to incur capital expenditures of $117 million (2013: $142 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

27.    Contingencies

Litigation and legal proceedings

The Group is party to legal proceedings arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2014, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2014

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 17. There are also guarantees given to banks granting credit facilities to the Group's joint venture company SIG Combibloc Obeikan Company Limited, in Riyadh, Kingdom of Saudi Arabia.

28.    Subsequent events

On February 17, 2015, the Group announced that it plans to use all of the net proceeds from the sale of SIG to redeem or otherwise retire a portion of its senior indebtedness, and in connection therewith, launched asset sale offers, as required by the indentures that govern its senior notes, at par for certain of its outstanding notes, and premium tender offers for certain notes. On February 25, 2015, the Group entered into an amendment to its Credit Agreement to, among other things, remove the requirement that a pro rata portion of the net proceeds from the sale of SIG be used to prepay the term loans under the Credit Agreement and to increase the margin on the term loans (such changes to be effective upon the receipt of such net proceeds) so that all such net proceeds can be used in connection with such asset sale offers and premium tender offers.

There have been no other events subsequent to December 31, 2014 which would require accrual or disclosure in these consolidated financial statements.