Form 20-F
period 2015-12-31
Reynolds Group Holdings Ltd
filed 2016-02-25
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Reynolds Group Holdings Limited
(Registrant)

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
February 24, 2016

ANNUAL REPORT
For the fiscal year ended December 31, 2015

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: 847 482 2409
Fax: 847 615 6417
Email: enquiries@reynoldsgroupholdings.com

ANNUAL REPORT
For the fiscal year ended December 31, 2015

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

We have prepared this annual report pursuant to (i) the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to those of our outstanding notes covered by effective registration statements filed with the United States Securities and Exchange Commission (the “SEC”), (ii) the requirements of the indentures governing certain of our outstanding notes that are not covered by an effective registration statement filed with the SEC, and (iii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC (collectively, the “Reynolds Notes”), comprised of:

•	The September 2012 5.750% Senior Secured Notes due 2020 (the "September 2012 Senior Secured Notes");

•	The February 2012 9.875% Senior Notes due 2019 (the "February 2012 Senior Notes");

•	The August 2011 7.875% Senior Secured Notes due 2019 (the "August 2011 Senior Secured Notes") and the 9.875% Senior Notes due 2019 (the "August 2011 Senior Notes");

•	The February 2011 6.875% Senior Secured Notes due 2021 (the "February 2011 Senior Secured Notes") and the 8.250% Senior Notes due 2021 (the "February 2011 Senior Notes");

•	The October 2010 7.125% Senior Secured Notes due 2019 (the "October 2010 Senior Secured Notes") and the 9.000% Senior Notes due 2019 (the "October 2010 Senior Notes"); and

•	The May 2010 8.500% Senior Notes due 2018 (the "May 2010 Senior Notes").

The September 2012 Senior Secured Notes, the August 2011 Senior Secured Notes, the February 2011 Senior Secured Notes and the October 2010 Senior Secured Notes are collectively referred to as the "Reynolds Senior Secured Notes." The February 2012 Senior Notes, the August 2011 Senior Notes, the February 2011 Senior Notes, the October 2010 Senior Notes and the May 2010 Senior Notes are collectively referred to as the "Reynolds Senior Notes."

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•
The November 2013 5.625% Senior Notes due 2016 (the "2013 Senior Notes") and the December 2013 6.000% Senior Subordinated Notes due 2017 (the "2013 Senior Subordinated Notes") (collectively, the "2013 Notes"); and

•	The Pactiv 8.125% Debentures due 2017, the Pactiv 6.400% Notes due 2018, the Pactiv 7.950% Debentures due 2025 and the Pactiv 8.375% Debentures due 2027 (collectively, the "Pactiv Notes").

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group ("Bev Pack"), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I") and its consolidated subsidiaries and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II"), subsidiaries of RGHL, which information is included in this annual report. These indentures, as well as our Credit Agreement, are described more fully in this annual report.

Non-GAAP Financial Measures

In this annual report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit net of cash distributed. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this annual report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to our pension plans;

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

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cyber security breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	risks related to increases in interest rates which would increase the cost of servicing our variable debt instruments; and

•	risks related to other factors discussed or referred to in this annual report, including in "Item 3. Key Information — Risk Factors.”

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

•
Closures, which manufactures plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily for the carbonated soft drink, non-carbonated soft drink and bottled water markets;

•	Reynolds Consumer Products, which manufactures branded and store branded consumer products including aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware;

•	Pactiv Foodservice, which manufactures foodservice and food packaging products; and

•	Graham Packaging, which designs and manufactures blow-molded plastic containers for consumer products.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016.

SIG manufactures aseptic carton packaging systems for both beverage and liquid food products, including juices, milk, soups and sauces. The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

In July 2014, we announced we were undertaking a strategic review of our ownership of the Evergreen and Closures businesses. We have concluded those reviews.

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

The table below summarizes the audited financial statements and selected financial information that are presented herein, prepared in accordance with IFRS as issued by the IASB:

Year Ended December 31,
	2015	2014	2013	2012	2011(1)
RGHL Group	Consolidated financial statements as of and for the year ended December 31, 2015	Consolidated financial statements as of and for the year ended December 31, 2014	Consolidated financial statements for the year ended December 31, 2013 and selected financial information as of December 31, 2013	Selected financial information as of and for the year ended December 31, 2012	Selected financial information as of and for the year ended December 31, 2011
Beverage Packaging Holdings Group(2)	Combined financial statements as of and for the year ended December 31, 2015	Combined financial statements as of and for the year ended December 31, 2014	Combined financial statements for the year ended December 31, 2013 and selected financial information as of December 31, 2013	Selected financial information as of and for the year ended December 31, 2012	Selected financial information as of and for the year ended December 31, 2011
Beverage Packaging Holdings (Luxembourg) I S.A.(3)	Consolidated financial statements as of and for the year ended December 31, 2015	Consolidated financial statements as of and for the year ended December 31, 2014	Consolidated financial statements for the year ended December 31, 2013	N/A	N/A

(1)
Includes the operations of Dopaco, Inc. and Dopaco Canada, Inc. (together, "Dopaco") for the period from May 2, 2011 to December 31, 2011 and Graham Packaging for the period from September 8, 2011 to December 31, 2011.

(2)	Included in this annual report to satisfy reporting requirements under the indentures governing the Reynolds Notes and the 2013 Notes.

(3)
Included in this annual report pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of BP I constitutes a substantial portion of the collateral that secures the Reynolds Notes.

Selected Historical Financial Data

RGHL Group

The selected historical consolidated financial data of the RGHL Group as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. The selected historical consolidated financial data of the RGHL Group as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from the RGHL Group's audited consolidated financial statements, as adjusted for certain items in accordance with IFRS, which are not included in this annual report.

The following data should be read in conjunction with the RGHL Group's audited consolidated financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “ — Risk Factors.”

(In $ million)	2015	2014(1)	2013	2012	2011(2)
Income Statement Data
Revenue	11,178	11,666	11,752	11,758	9,787
Gross profit	2,200	2,016	2,081	2,098	1,655
Profit from operating activities	1,246	974	946	962	612
Net financial expenses	(1,540)	(1,449)	(1,216)	(1,386)	(1,402)
Profit (loss) from continuing operations before income tax	(294)	(475)	(270)	(424)	(790)
Income tax (expense) benefit	(60)	70	(4)	125	157
Profit (loss) from continuing operations	(354)	(405)	(274)	(299)	(633)
Profit (loss) from discontinued operations, net of income tax	2,672	105	206	201	147
Profit (loss) for the year	2,318	(300)	(68)	(98)	(486)
Balance Sheet Data
Cash and cash equivalents	1,977	1,588	1,490	1,556	597
Trade and other receivables, net	1,095	1,176	1,508	1,443	1,509
Inventories	1,262	1,453	1,647	1,612	1,764
Assets held for sale	1	2,767	36	21	70
Property, plant and equipment	3,184	3,412	4,353	4,363	4,546
Intangible assets	10,192	10,499	12,055	12,274	12,545
Total assets	18,491	21,750	22,383	22,481	21,847
Trade and other payables — current	1,205	1,396	1,799	1,808	1,760
Liabilities directly associated with assets held for sale	—	739	38	—	30
Borrowings — current	977	478	471	524	521
Borrowings — non-current	12,785	17,380	17,466	17,378	16,625
Total liabilities	17,694	22,875	22,614	23,137	22,342
Net assets (liabilities)	797	(1,125)	(231)	(656)	(495)
Other Data
Cash provided from (used in):
Operating activities	654	881	785	918	443
Investing activities	3,820	(548)	(764)	(539)	(2,502)
Financing activities	(4,156)	(96)	(101)	555	2,006
Capital expenditures	381	687	724	650	520
EBITDA from continuing operations	1,960	1,772	1,799	1,881	1,324
Adjusted EBITDA from continuing operations	2,019	1,935	2,068	2,056	1,636
Ratio of earnings to fixed charges(3)	—	—	—	—	—

(1)
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

(3)
The ratio of earnings to fixed charges is calculated by dividing earnings from continuing operations before income taxes by fixed charges of continuing operations. For the years presented, fixed charges consisted of interest expense, amortization and the write-off of deferred financing costs and original issue discount, and management's estimate of interest within rent expense using an approximate interest factor. Due to pre-tax losses for all years presented, the ratio coverage was less than 1.0x. The RGHL Group would have needed to generate additional earnings of $299 million, $480 million, $276 million, $428 million and $794 million in 2015, 2014, 2013, 2012 and 2011, respectively, in order to achieve a ratio coverage of 1.0x.

Bev Pack

The selected historical combined financial data of Bev Pack as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from Bev Pack's audited combined financial statements included elsewhere in this annual report. The selected historical combined financial data of Bev Pack as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from Bev Pack's audited combined financial statements, as adjusted for certain items in accordance with IFRS, which are not included in this annual report.

The following data should be read in conjunction with Bev Pack's audited combined financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “ — Risk Factors.”

(In $ million)	2015	2014(1)	2013	2012	2011(2)
Income Statement Data
Revenue	11,178	11,666	11,752	11,758	9,787
Gross profit	2,200	2,016	2,081	2,098	1,655
Profit from operating activities	1,304	1,005	976	987	614
Net financial expenses	(1,544)	(1,468)	(1,234)	(1,404)	(1,418)
Profit (loss) from continuing operations before income tax	(240)	(463)	(258)	(417)	(804)
Income tax (expense) benefit	(58)	76	1	129	161
Profit (loss) from continuing operations	(298)	(387)	(257)	(288)	(643)
Profit (loss) from discontinued operations, net of income tax	2,678	113	214	208	147
Profit (loss) for the year	2,380	(274)	(43)	(80)	(496)
Balance Sheet Data
Cash and cash equivalents	1,976	1,588	1,490	1,556	597
Trade and other receivables, net	1,089	1,176	1,503	1,433	1,504
Inventories	1,262	1,453	1,647	1,612	1,764
Assets held for sale	1	2,767	36	21	70
Property, plant and equipment	3,184	3,412	4,353	4,363	4,546
Intangible assets	10,192	10,499	12,055	12,274	12,545
Total assets	18,177	21,510	22,076	22,164	21,571
Trade and other payables — current	1,152	1,381	1,782	1,791	1,749
Liabilities directly associated with assets held for sale	—	739	38	—	30
Borrowings — current	976	477	470	523	520
Borrowings — non-current	12,785	17,380	17,466	17,394	16,641
Total liabilities	17,633	22,849	22,588	23,126	22,342
Net assets (liabilities)	544	(1,339)	(512)	(962)	(771)

(1)
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

Risk Factors

Holders of our securities should carefully consider the following risk factors, in addition to the other information presented in this annual report, including the discussions set forth in "Item 4. Information on RGHL" and "Item 5. Operating and Financial Review and Prospects" and all the financial statements and related notes, in evaluating our business and an investment in the Reynolds Notes or the 2013 Notes. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of such securities to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may materially and adversely impact our business, financial condition or results of operations.

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

Fluctuations in raw material costs can adversely affect our business. The fluctuations are generally due to movements in commodity market prices, which are reflected in published indices that are used in the negotiated rates with suppliers. We typically do not enter into long-term purchase contracts that provide for fixed prices for our principal raw materials. While we regularly enter into hedging agreements for some of our raw materials and energy sources, such as aluminum, resin (or components thereof) and natural gas, to minimize the impact of such fluctuations, these hedging agreements do not cover all our needs, and hedging may reduce the positive impact we may otherwise receive when raw material prices decline. Although many of our customer pricing agreements include raw material cost pass-through mechanisms, which mitigate the impact of changes in raw material costs, the contractual price adjustments do not occur simultaneously with commodity price fluctuations. Additionally, some of our contracts, such as the contracts with customers for the branded products sold by Reynolds Consumer Products, generally do not contain such cost pass-through mechanisms in their customer pricing agreements. Furthermore, in the businesses that use such mechanisms, the contracts cover only a portion of their sales. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. We also use price increases, wherever possible, to mitigate the effect of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. However, there is no assurance that increases in raw material costs may be covered by increases in pricing. As a result, we often are not able to pass on price increases to our customers on a timely basis, if at all, and consequently do not always recover the lost margin resulting from the price increases. Moreover, an increase in the selling prices for the products we produce resulting from a pass-through of increased raw material costs or freight costs could have an adverse impact on the volume of units we sell and decrease our revenue.

In addition to our dependence on primary raw materials, we are also dependent on different sources of energy for our operations, such as coal, fuel oil, electricity and natural gas. In particular, our Evergreen segment is susceptible to price fluctuations in natural gas, as it incurs significant natural gas costs to convert raw wood and wood chips to paper products and liquid packaging board. Historically, we have been able to mitigate the effect of higher energy-related costs with productivity improvements and other cost reductions. However, there is no assurance that we can sustain the level of productivity improvements and cost reduction measures in the future. In addition, if some of our large energy contracts were to be terminated for any reason or not renewed upon expiration, or if market conditions were to substantially change resulting in a significant increase in the price of coal, fuel oil, electricity and/or natural gas, we may not be able to find alternative, comparable suppliers or suppliers capable of providing coal, fuel oil, electricity and/or natural gas on terms or in amounts satisfactory to us. As a result of any of these events, our business, financial condition and operating results may suffer.

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

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure, and often constrains our ability to pass through price increases. Evergreen's and Closures' products are generally sold under multi-year supply agreements with many of their customers. Reynolds Consumer Products generally sells its branded products pursuant to informal trading policies and its store branded products under one year or multi-year agreements. Pactiv Foodservice sells the majority of its products under agreements ranging from one to three years, with the balance sold pursuant to purchase orders or formal short-term supply agreements. In addition, we do not have written agreements with some of our customers and many of our agreements can be terminated on short notice. Graham Packaging's sales are made pursuant to long-term customer purchase orders and contracts which typically vary in length with terms up to ten years. The contracts are requirements contracts which do not obligate the customer to purchase any given amount of product from Graham Packaging. Prices under Graham Packaging's arrangements are tied to market standards and therefore vary with market conditions. Evergreen and Closures typically offer their major customers a variety of incentives to purchase their filling and capping machines. If our major customers reduce purchasing volumes or stop purchasing our products, our business and results of operations would likely be adversely affected. It is possible that we will lose customers in the future, which may adversely affect our business and results of operations.

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

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the United States Environmental Protection Agency (“EPA”) is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand. Additionally, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as "Boiler MACT." Evergreen currently estimates capital costs to comply with the final Boiler MACT rules to be approximately $56 million; approximately $55 million of such costs will be spent in connection with the boiler at its Canton, North Carolina mill and $1 million in costs will be incurred in connection with a boiler at its Pine Bluff, Arkansas mill. As of December 31, 2015, approximately $7 million of Boiler MACT related costs had been incurred. Evergreen expects to incur the remaining Canton costs by 2019. Evergreen does not expect either the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

Government regulations and judicial decisions that affect the products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products. For example, in New York City, a ban on the sale of polystyrene foam products was announced but subsequently invalidated by the court system. Other jurisdictions have imposed taxes on products bottled or packaged in our products which has affected the sales of our products. Future legislation could also limit the use of our products or impose certain taxes on the use of our products. Such legislation could significantly reduce demand for many of our products and adversely affect our sales.

Changes to health and food safety regulations could increase costs and may also have a material adverse effect on our sales if, as a result, the public's attitude towards our consumer products or the end-products for which we provide packaging, caps or closures is substantially affected.

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

Additionally, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging rely on a relatively small number of customers for a significant portion of their revenue. In 2015, (i) Closures' top ten customers accounted for 47% of its revenue, with two customers each accounting for 10% of revenue, (ii) Reynolds Consumer Products' top ten customers accounted for 70% of its revenue, with one customer accounting for 37% of revenue, (iii) Pactiv Foodservice's top ten customers accounted for 53% of its revenue, with two customers, one of which was Reynolds Consumer Products, accounting for 14% and 10% of revenue, and (iv) Graham Packaging's top ten customers accounted for 50% of its revenue, with one customer accounting for 11% of revenue. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

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

Our business is exposed to fluctuations in exchange rates. Although our reporting currency is U.S. dollars, we operate in multiple countries and transact in a range of currencies in addition to U.S. dollars. Our other transacting currencies include the euro, the Argentine peso, the Brazilian real, the British pound, the Canadian dollar, the Chinese yuan renminbi, the Japanese yen, the Korean won, the Mexican peso, the New Zealand dollar, the Polish zloty, the Russian ruble and the Taiwanese dollar. Where possible, we try to minimize the impact of exchange rate fluctuations by transacting in local currencies so as to create natural hedges. There can be no assurance that we will be successful in protecting against these risks. Under certain circumstances in which we are unable to naturally offset our exposure to these currency risks, we enter into derivative transactions to reduce such exposures. Nevertheless, exchange rate fluctuations may either increase or decrease our revenue and expenses as reported in U.S. dollars. Given the volatility of exchange rates, we may not be able to manage our currency transaction risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations.

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

Approximately 26% of our employees are subject to collective bargaining agreements or are represented by work councils. The transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by workers that are members of labor unions is critical to our business. In many cases, before we take significant actions with respect to our production facilities, such as workforce reductions or closures, we must reach agreement with applicable labor unions and employee works councils. The failure to maintain satisfactory relationships with our employees and their representatives, or prolonged labor disputes, slowdowns, strikes or similar actions, could have a material adverse effect on our business and results of operations.

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

Our largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results of operations compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations, (ii) governmental regulations related to funding of retirement plans in the United States and foreign countries, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. As of December 31, 2015, Pactiv's U.S. pension plan was underfunded by approximately $865 million and subsequent adverse financial market performance and decreases in interest rates may significantly increase this deficit. Future contributions to our pension plans, including Pactiv's U.S. pension plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

In addition, Evergreen and Pactiv Foodservice participated in the PACE Industry Union-Management Pension Fund (“PIUMPF”), a multi-employer pension plan that covers certain of their employees. Graham Packaging had withdrawn from this plan prior to its acquisition by the RGHL Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions in November 2013 to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements, we are required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which we currently estimate the payments to be approximately $5 million per year for 20 years. As a result, we have accrued a liability of $78 million as of December 31, 2015 for the present value of such future payments. However, the amount may change depending on the negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, our annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 24, 2016, we have not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of our required payments could increase and the increase could be material.
Under U.S. pension laws, a company can be jointly and severally liable for certain pension obligations of other members within its control group if the employer does not pay. In addition, control group members can be liable if a plan is terminated at a time when it is underfunded. Our control group includes UCI Holdings Limited and Autoparts Holdings Limited and their subsidiaries, which are not part of our business.
We may pursue and execute acquisitions, which, if not successful, could adversely affect our business.

As part of our strategy, we may consider the acquisition of other companies, assets and product lines that either complement or expand our existing business. These acquisitions may be significant in size, scope or otherwise. However, we may not be able to continue to grow through acquisitions and cannot provide assurance that we will be able to consummate any acquisitions, or that any future acquisitions will be completed at acceptable prices and terms, or that the acquired businesses will be successfully integrated into our current operations. Acquisitions involve a number of specific risks, including:

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

We may sell some of our businesses from time to time.
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
In July 2014, we announced that we were looking at strategic alternatives for, including possibly selling, our SIG, Evergreen and Closures businesses. In March 2015, we completed the sale of SIG to Onex Corporation. We have since concluded the reviews of Evergreen and Closures. Additionally, in October 2014 we sold Pactiv Foodservice’s building products business. We may make other dispositions from time to time.
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

Our financial results could be substantially affected by global market risks in the countries outside the United States in which we have manufacturing facilities or sell our products, primarily in Europe, Asia and South America. Our business and results of operations are materially affected by conditions in these economies. There can be no assurance that economic issues in these regions would not result in adverse effects that may be material to our cash flows, competitive position, financial condition, results of operations, or our ability to access capital. In addition, we have substantial manufacturing facilities in certain countries that are exposed to economic and political instability. Many of our raw materials, particularly plastic resins, are affected by changes in oil prices, and economic or political unrest in petroleum producing countries, such as those in the Middle East, will affect oil prices, which could affect our cost of raw materials and our results of operations. Our Closures segment has business in Russia, and it could be impacted if economic sanctions by the United States or other countries are imposed on any of Closures' customers or suppliers. Downturns in economic activity, adverse foreign tax consequences or any changes in social, political or labor conditions in any of these countries or regions could negatively affect our results of operations.

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

On November 7, 2012, certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million (the "Securitization Facility"). As of December 31, 2015, the RGHL Group had drawn $316 million under this facility. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The funding base may vary, on a monthly basis, throughout the term of the Securitization Facility. To the extent the amount of eligible trade receivables decreases, we may be required to pay down existing borrowings under the Securitization Facility, which could require us to use cash on hand or revolver availability which may not be available or may be more expensive than borrowings under the Securitization Facility.

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

We regularly enter into hedging transactions to limit our exposure to raw material and energy price risks as well as foreign currency risks. Our commodity hedges are primarily related to resin, aluminum, natural gas, ethylene, paraxylene, propylene, benzene, diesel and polyethylene. Our foreign currency hedges are primarily related to the Japanese yen, Canadian dollar and euro. If our hedging strategies prove to be ineffective or if we fail to effectively monitor and manage our hedging activities, we could incur significant losses which could adversely affect our financial position and results of operations, and we could experience significant fluctuations in our earnings from period to period. Factors that could affect the impact and effectiveness of our hedging activities include the accuracy of our operational forecasts of raw material, energy and foreign currency needs and volatility of the commodities, raw materials and foreign currency pricing markets.

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

In the fourth quarter of 2015, our Graham Packaging segment with goodwill of $1,411 million experienced a decline in forecasted results and lower expected trading multiples. We performed an impairment analysis based upon future EBITDA and earnings multiple estimates as compared to current carrying values. As a result of the goodwill impairment test, we determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment.

It is reasonably possible that within the next 12 months, we could recognize goodwill impairment charges if we have declines in profitability due to changes in volume, pricing, cost or the business environment. These changes could cause us to record impairment charges in future periods, which could be material.

Breaches of our information systems security measures could disrupt our internal operations.

We are dependent upon information technology for the distribution of information internally and also to our customers and suppliers. This information technology is subject to theft, damage or interruption from a variety of sources, including but not limited to malicious computer viruses, security breaches and defects in design. Various measures have been implemented to manage our risks related to information systems and network disruptions, but a system failure or breach of these measures could negatively impact our operations and financial results.

Risks Related to Our Structure, the Guarantees, the Collateral, the Reynolds Notes and the 2013 Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Reynolds Notes, the 2013 Notes and our other debt obligations.

We have a substantial amount of outstanding indebtedness, which totaled $13,844 million as of December 31, 2015, comprised of the outstanding principal amounts of our borrowings. Refer to note 17 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for details of the RGHL Group’s borrowings as of December 31, 2015.

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

Despite our substantial indebtedness we may be able to incur or issue substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indentures governing the Reynolds Notes and the 2013 Notes and in the terms of our Credit Agreement, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined in such restrictions, such as certain contingent obligations incurred in the ordinary course of business.

Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial covenants in the indentures governing the Reynolds Notes and the 2013 Notes and in the terms of our Credit Agreement. The indentures governing the Reynolds Notes and the 2013 Notes permit us to incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indentures governing the Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indentures governing the Reynolds Senior Notes and the 2013 Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indenture governing the 2013 Senior Subordinated Notes, the liens secure senior indebtedness.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million, subject to pro forma compliance with the Credit Agreement’s senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Credit Agreement's senior secured first lien leverage ratio covenant.

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

These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In addition, the Credit Agreement contains, and our future indebtedness may contain, other and more restrictive covenants and also prohibits us from prepaying certain of our other indebtedness, including the 2013 Senior Notes, prior to discharge of the Credit Agreement or such future indebtedness. The Reynolds Senior Secured Notes and the 2013 Intercreditor Agreement (the "2013 Intercreditor Agreement") described in "Item 10. Additional Information — Material Contracts" also contain restrictions on our ability to prepay the 2013 Notes prior to the redemption of the Reynolds Senior Secured Notes and, in the case of the 2013 Intercreditor Agreement, the Credit Agreement. The Credit Agreement requires us to maintain a senior secured first lien leverage ratio. Our future indebtedness may contain similar or other financial ratios set at levels determined by us and our future lenders. The ability to meet the leverage ratio could be affected by a deterioration in our operating results, as well as by events beyond our control, including increases in raw material prices and unfavorable economic conditions, and we cannot assure you that the leverage ratio will be met. It may be necessary to obtain waivers or amendments with respect to covenants under the indentures governing the Reynolds Notes and the 2013 Notes, and in the terms of the Credit Agreement or our future indebtedness from time to time, but we cannot assure you that we will be able to obtain such waivers or amendments. A breach of any of these covenants, leverage ratio or restrictions could result in an event of default under the indentures governing the Reynolds Notes and the 2013 Notes and in the terms of the Credit Agreement or our future indebtedness and any of our other indebtedness or result in cross-defaults under certain of our indebtedness. Upon the occurrence of an event of default under the indentures governing the Reynolds Notes and the 2013 Notes, the terms of the Credit Agreement or such other indebtedness, the lenders could terminate their commitment to lend and elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If the lenders accelerate the payment of that indebtedness or foreclose on the assets securing that indebtedness, including the collateral, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness then outstanding, including the Reynolds Notes and the 2013 Notes.

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

As of December 31, 2015, we had $13,844 million of outstanding indebtedness, comprised of the outstanding principal amounts of our borrowings. Our annual cash interest obligations for 2016 on our Credit Agreement, the Reynolds Notes, the 2013 Notes, the Securitization Facility and our other indebtedness are expected to be $930 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of December 31, 2015 and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. In addition, $642 million of 2013 Senior Notes mature on December 15, 2016. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. Any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Reynolds Notes and the 2013 Notes. In addition, we may want or need to refinance some or all of our indebtedness prior to maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing the Reynolds Notes and the 2013 Notes and the terms of the Credit Agreement restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. We cannot assure you that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

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

A portion of our outstanding debt, including the indebtedness we have incurred under the Credit Agreement and the Securitization Facility and, potentially, our future indebtedness, bears interest at variable rates. As of December 31, 2015, we had $2,765 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Reynolds Notes, the 2013 Notes and our other debt obligations. The impact on us of such an increase would be more significant than it would be on some other companies because of our substantial debt.

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

Reynolds Group Issuer Inc. ("U.S. Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and it has no material assets. Reynolds Group Issuer LLC ("U.S. Co-Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. Reynolds Group Issuer (Luxembourg) S.A. ("Lux Issuer" and, together with the U.S. Issuer and the U.S. Co-Issuer, the “Reynolds Notes Issuers”), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. As a result of the foregoing, the Reynolds Notes Issuers' cash flows and their ability to service their indebtedness, including their ability to pay the interest and principal amount in respect of the Reynolds Notes when due, depend on the performance of the RGHL Group and the ability of members of the RGHL Group to provide funds to the Reynolds Notes Issuers.

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

BP I, the borrower under the 2013 Proceeds Loans, is an intermediate holding company that is an indirect parent company of our operating subsidiaries. BP I has no material assets other than shares of its subsidiaries and certain intercompany loans, payables and receivables. As a consequence of the foregoing, BP I's ability to make payments under the 2013 Proceeds Loans and, in turn, the 2013 Notes Issuers’ ability to make payments on the 2013 Notes, will be substantially dependent upon dividends, loans and other intercompany payments from BP I's subsidiaries. BP I's subsidiaries may not be able to generate sufficient cash to make such payments or have adequate distributable reserves to distribute funds to BP I to enable it to make payments on the 2013 Proceeds Loans. Furthermore, the ability of BP I's subsidiaries to distribute earnings to BP I by way of dividends, distributions, interest returns on investments, repayment of loans and other payments, is subject to various restrictions, including those arising under applicable law and our various debt agreements.

The 2013 Proceeds Loans are also subject to subordination provisions similar to those applicable to the senior subordinated guarantees of the 2013 Senior Notes and the subordinated guarantees of the 2013 Senior Subordinated Notes, including payment blockage, standstill on enforcement and turnover provisions in favor of the Credit Agreement and the Reynolds Senior Secured Notes.

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

In addition, any payment of interest, dividends, distributions, debt repayments, investments, loans or advances by our subsidiaries to the 2013 Notes Issuers (including in respect of the 2013 Proceeds Loans) could be subject to restrictions on such payments under applicable local law, monetary transfer restrictions, withholding taxes and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate.

A failure to comply with the debt covenants in the agreements governing our indebtedness could lead to an acceleration of our debt repayment and possibly bankruptcy.

The Credit Agreement, the indentures governing the Reynolds Notes and the 2013 Notes and the terms of our other indebtedness, require us, and the terms of our future indebtedness are also likely to require us, to meet certain covenants. A default under any of our debt instruments could result in the accelerated repayment of our debt and possibly bankruptcy. This will negatively impact our ability to fulfill our obligations under the Reynolds Notes and the 2013 Notes, including our obligation to pay interest and principal thereon.

The RGHL Group is required to comply with covenants under its various debt agreements, which may be subject to multiple interpretations.

The RGHL Group is subject to covenants under its various debt agreements, such as the indentures governing the Reynolds Notes and the 2013 Notes and the Credit Agreement. These covenants may be subject to multiple interpretations, and, from time to time, parties to our debt agreements may disagree with our interpretation of these covenants. Disagreements with respect to the interpretation of these covenants may result in allegations of non-compliance which could result in a default or event of default under our indebtedness, either of which could materially adversely affect our financial condition.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Reynolds Notes and the 2013 Notes.

If our operating performance declines, and we breach our covenants under the agreements governing such indebtedness, we may need to seek waivers from the noteholders and the lenders under the Credit Agreement, or holders of our other indebtedness to avoid being in default. We may not be able to obtain a waiver from the required number of lenders or noteholders. If this occurs, we would be in default under such indebtedness. Any default under the agreements governing our indebtedness that is not cured or waived, as applicable, by the required lenders or noteholders thereunder, and the remedies sought by the holders of such indebtedness, could prevent us from making payments of principal, premium, if any, or interest on the Reynolds Notes and the 2013 Notes and could substantially decrease the market value of the Reynolds Notes and the 2013 Notes. In the event of any such default, the holders of such indebtedness could elect to declare all outstanding amounts thereunder to be due and payable, together with accrued and unpaid interest, and this may also cause a cross default in our other indebtedness and we could be forced into bankruptcy or liquidation. See "Item 10. Additional Information — Material Contracts."

We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the Reynolds Notes and the 2013 Notes and similar requirements in the agreements governing our other indebtedness.

If a specified change of control occurs in relation to us, the Reynolds Notes Issuers and the 2013 Notes Issuers would be required to make an offer to purchase all of the outstanding Reynolds Notes and the 2013 Notes (as applicable), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of a change of control under the indentures governing the Reynolds Notes and the 2013 Notes would require that the Credit Agreement, and may require that any of our future indebtedness, be immediately repaid or that we make an offer to repurchase it, possibly at a premium or subject to penalties. The Reynolds Notes Issuers and the 2013 Notes Issuers may be dependent on RGHL and its subsidiaries for the funds necessary to cure the events of default, or fund any mandatory prepayment or redemption caused by such change of control event. RGHL and its subsidiaries may not have sufficient financial resources to purchase all of the Reynolds Notes and the 2013 Notes that are tendered upon a change of control offer or to redeem such notes. A failure by the Reynolds Notes Issuers or the 2013 Notes Issuers to purchase the Reynolds Notes and the 2013 Notes after a change of control in accordance with the terms of the applicable indentures requiring such purchases would result in a default under the Credit Agreement and the indentures governing the Reynolds Notes and the 2013 Notes and may result in a default under any future indebtedness.

The occurrence of a change of control may not be under our control and may occur at any time. For example, Packaging Finance Limited, the direct parent of RGHL, has pledged 100% of its shares in RGHL to certain lenders in connection with a financing arrangement. Consequently, it is possible that such lenders may enforce the pledge against Packaging Finance Limited and foreclose on the RGHL shares for reasons outside of our control. Such foreclosure may result in a change of control under the terms of the indentures governing the Reynolds Notes and the 2013 Notes. In the event of a change of control, we cannot assure you that we will have sufficient assets to satisfy all of our obligations under the Credit Agreement, the Reynolds Notes, the 2013 Notes, any future indebtedness and any other debt requiring repayment upon such event.

The terms of the Credit Agreement limit, and our future indebtedness may limit, our right to purchase or redeem certain indebtedness. In the event any purchase or redemption is prohibited, we may seek to obtain waivers from the required lenders under the Credit Agreement or our future lenders to permit the required repurchase or redemption, but the required lenders do not have, and our future lenders are unlikely to have, any obligation to grant, and may refuse to grant, such a waiver.

Certain of our debt obligations mature in close proximity to each other.

Our obligations under the Reynolds Notes, the 2013 Notes, certain series of the Pactiv Notes and the term loans under the Credit Agreement mature between December 15, 2016 and August 15, 2021, and some of the maturity dates are in close proximity to each other. Based on outstanding balances as of December 31, 2015, principal amounts of $642 million mature in 2016, $890 million mature in 2017, $3,134 million mature in 2018, $3,112 million mature in 2019, $3,237 million mature in 2020, and $1,990 million mature in 2021. As a result, we may not have sufficient cash to repay all amounts under our debt obligations at maturity. Furthermore, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts and it may be difficult to refinance our indebtedness.

Our Securitization Facility matures in 2017. However, amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected. As of December 31, 2015, $316 million has been drawn under the Securitization Facility.

Not all of our subsidiaries guarantee the Reynolds Notes and the 2013 Notes, and the Reynolds Notes and the 2013 Notes and the related guarantees will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.

The Reynolds Notes are guaranteed by RGHL, the 2013 Notes Issuers, BP I and subsidiaries of BP I that guarantee the Credit Agreement. The 2013 Notes are guaranteed by RGHL, BP I and subsidiaries of BP I that guarantee the Credit Agreement, including the Reynolds Notes Issuers. The guarantee of the Reynolds Notes or the 2013 Notes by a subsidiary, however, will be automatically released if such subsidiary’s guarantee of the Credit Agreement is released or discharged. See “— Because each guarantor's or security provider's liability under its guarantee or security may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors or security providers.” In the future, other subsidiaries will be required to guarantee the Reynolds Notes and the 2013 Notes only under certain limited circumstances. In addition, the indentures governing the Reynolds Notes and the 2013 Notes do not limit the transfer of assets to, or the making of investments in, any of our restricted subsidiaries, including our non-guarantor subsidiaries.

In the event that any non-guarantor subsidiary becomes insolvent, is liquidated, reorganized or dissolved, or is otherwise wound up other than as part of a solvent transaction, the assets of such non-guarantor subsidiary will be used first to satisfy the claims of its creditors, including its trade creditors, banks and other lenders. Only the residual equity value will be available to the Reynolds Notes Issuers, the 2013 Notes Issuers and any other guarantor of the Reynolds Notes and the 2013 Notes, and only to the extent the Reynolds Notes Issuers, the 2013 Notes Issuers or any guarantor of the Reynolds Notes and the 2013 Notes are parent companies of such non-guarantor subsidiary. However, the Reynolds Notes Issuers and the 2013 Notes Issuers currently do not have any subsidiaries. Consequently, the Reynolds Notes and the 2013 Notes and each guarantee of the Reynolds Notes and the 2013 Notes will be structurally subordinated to claims of creditors of non-guarantor subsidiaries. In addition, the indentures governing the Reynolds Notes and the 2013 Notes permit our subsidiaries, including our non-guarantor subsidiaries, to incur additional debt (subject to certain conditions and limitations with respect to restricted subsidiaries) and do not limit their ability to incur trade payables and similar liabilities.

Fraudulent conveyance laws and other limitations on the enforceability of the Reynolds Notes and the 2013 Notes, the related guarantees and any security securing such notes or related guarantees, may adversely affect the validity and enforceability of such instruments or the related security securing them.

The Reynolds Notes and the 2013 Notes, the related guarantees and any security securing such notes or the related guarantees may be subject to claims that they should be limited or voided in favor of our existing and future creditors under applicable law, including laws in Brazil, Canada, Germany, Luxembourg, Mexico, the Netherlands, New Zealand and the United States. In addition, the enforcement of the Reynolds Notes and the 2013 Notes and the guarantees and the amount that can be recovered under a security interest in respect of any asset is limited to the extent of the amount which can be guaranteed by a particular guarantor, security provider or issuer without rendering the applicable guarantee or security voidable or otherwise ineffective under applicable law. Moreover, the enforcement of the Reynolds Notes and the 2013 Notes, guarantees or security against any issuer, a relevant guarantor or security provider will be subject to certain defenses available to the issuers, guarantors or security providers generally under (i) the laws of New York, which govern the Reynolds Notes and the 2013 Notes and the guarantees, (ii) the laws governing the relevant security document, and (iii) laws applicable to companies and other corporate entities in the jurisdiction in which the relevant issuer or guarantor or, if applicable, security provider is organized. These laws and defenses include those that relate to fraudulent conveyance or transfer, fraudulent or voidable preference, financial assistance, corporate purpose or benefit, preservation of share capital, thin capitalization, unlawful dividend and defenses affecting the rights of creditors or other stakeholders generally.

Although laws differ significantly among jurisdictions, in general, under fraudulent conveyance and similar laws, a court could subordinate or void any note obligation, guarantee or security obligation if it found that at the time any issuer, guarantor or security provider, as applicable, issued the Reynolds Notes or the 2013 Notes or incurred obligations under a related guarantee or any security, such issuer, guarantor or security provider did so with the intent of preferring, hindering, delaying or defrauding, as applicable, current or future creditors, or received less than reasonably equivalent value or fair consideration for issuing the Reynolds Notes or the 2013 Notes, incurring the guarantee or providing the security, as applicable, and:

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

The Reynolds Notes are joint and several obligations of the Reynolds Notes Issuers. The 2013 Notes are joint and several obligations of the 2013 Notes Issuers. The Reynolds Notes and the 2013 Notes are guaranteed and for certain series of the Reynolds Notes security has been provided by certain of our subsidiaries which are organized under the laws of Brazil, Canada, Germany, Luxembourg, Mexico, the Netherlands, New Zealand and the United States. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions or in the jurisdiction of organization of a future guarantor. The rights of holders under the Reynolds Notes, the 2013 Notes, the guarantees and the security granted will be subject to the laws of several jurisdictions and holders of the Reynolds Notes and the 2013 Notes may not be able to enforce their rights effectively in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors' rights.

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

The beneficial owners of the Reynolds Senior Secured Notes are not party to any of the security documents. Therefore, in certain jurisdictions, such as Germany and the Netherlands, there are risks regarding the enforceability of the security interests granted by an issuer or guarantor in favor of the holders of the Reynolds Senior Secured Notes. Under the First Lien Intercreditor Agreement (the "First Lien Intercreditor Agreement") described in "Item 10. Additional Information — Material Contracts" and certain of the security documents with respect to the collateral securing the Reynolds Senior Secured Notes and the Credit Agreement, the collateral agents hold secured claims equal to the amount of the Reynolds Senior Secured Notes and the Credit Agreement, for the benefit of the applicable secured parties thereunder pursuant to a parallel debt undertaking. This parallel debt undertaking extends to the obligations with respect to the Reynolds Senior Secured Notes for the benefit of the trustee and the holders of the Reynolds Senior Secured Notes. Accordingly, the rights of the holders of the Reynolds Senior Secured Notes are not directly secured by the pledges of the collateral but through this parallel claim. The parallel claim is acknowledged by the applicable issuer or guarantor by way of a parallel debt undertaking to the collateral agent. The parallel debt undertaking secures the Reynolds Senior Secured Notes and the relevant guarantees and the collateral secures claims under the parallel debt undertaking. There is uncertainty as to the enforceability of this procedure in many jurisdictions, including Germany and the Netherlands. For example, this procedure has not yet been tested under German or Dutch law, and we cannot assure you that it will eliminate or mitigate the risk of unenforceability posed by German or Dutch law or the law of any other jurisdiction where parallel debt is used.

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

Payments made under the Reynolds Notes, the 2013 Notes and any related guarantees or security granted by guarantors, security providers and the issuers in certain jurisdictions may be subject to withholding tax, the amount of which will vary depending on the residency of the recipient, the availability of double-tax treaty relief and the recipient's legal relationship with the relevant guarantor, issuer or security provider. In certain circumstances holders may be entitled to receive additional amounts in respect of such withholding tax, other than withholding tax imposed or levied by or on behalf of the United States or any political subdivision or governmental authority thereof or therein having power to tax. In addition, government or central bank approvals may be required in order for a guarantor, issuer or security provider organized under the laws of certain jurisdictions to remit payments outside that jurisdiction under its guarantee or security.

In addition, foreign exchange controls applicable in certain jurisdictions may limit the amount of local currency that can be converted into other currencies, including U.S. dollars, upon enforcement of a guarantee or security interest.

You may face currency exchange risks by investing in the Reynolds Notes or the 2013 Notes.

The Reynolds Notes and the 2013 Notes are denominated and payable in U.S. dollars. If you measure your investment returns by reference to a currency other than U.S. dollars, investment in the Reynolds Notes or the 2013 Notes entails foreign currency exchange-related risks due to, among other factors, possible significant changes in the value of the U.S. dollar relative to the currency you use to measure your investment returns, caused by economic, political and other factors which affect exchange rates and over which we have no control. Depreciation of the U.S. dollar against the currency in which you measure your investment returns would cause a decrease in the effective yield of the Reynolds Notes or the 2013 Notes below their stated coupon rates and could result in a loss to you when the return on such notes is translated into the currency in which you measure your investment returns. There may be tax consequences for you as a result of any foreign currency exchange gains or losses resulting from your investment in the Reynolds Notes or the 2013 Notes. You should consult your tax advisor concerning the tax consequences to you of acquiring, holding and disposing of the Reynolds Notes or the 2013 Notes.

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

The Reynolds Notes and the 2013 Notes have the benefit of the guarantees of and, with respect to the Reynolds Senior Secured Notes, security from RGHL, the 2013 Notes Issuers, BP I and certain of its subsidiaries, including the Reynolds Notes Issuers. However, the guarantees and the security are limited to the maximum amount that the guarantors or the security providers are permitted to guarantee and secure under applicable law. As a result, a guarantor's or a security provider's liability under a guarantee or in respect of security could be materially reduced or reduced to zero depending on the amount of other obligations of such entity and upon applicable laws. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee or in respect of security, or subordinate the guarantee or security to other obligations of the guarantor or security provider. See “— Fraudulent conveyance laws and other limitations on the enforceability of the Reynolds Notes and the 2013 Notes, the related guarantees and any security securing such notes or related guarantees, may adversely affect the validity and enforceability of such instruments or the related security securing them.”

Furthermore, in 2013 we made certain amendments to our Credit Agreement which had the effect of providing us with greater flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirements under the Credit Agreement, subject to certain conditions. At such time we also released certain of our non-U.S. subsidiaries in Australia, British Virgin Islands, Costa Rica, Hong Kong, Hungary, Japan and the United Kingdom from the collateral and guarantee requirements under the Credit Agreement, and as a result, such subsidiaries no longer guarantee the Credit Agreement and were also released from their respective guarantee of the Reynolds Notes. The Credit Agreement, as modified, requires that our guarantor subsidiaries collectively continue to maintain combined gross assets of at least 75% of our consolidated total assets and combined EBITDA of at least 75% of our consolidated EBITDA. If we are unable to meet these minimum guarantee requirements at the end of a fiscal quarter, we would be required to add additional subsidiary guarantors as necessary to satisfy such requirements. See “Item 10. Additional Information — Material Contracts.”

In addition, in certain jurisdictions, a guarantee or security interest granted by a company that is not in the company's corporate interests or where the burden of that guarantee or security exceeds the benefit to the company may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee or security and that the applicable court may determine that the guarantee or security should be limited or voided. In the event that any guarantees or security are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee or secured obligation apply, the Reynolds Notes or the 2013 Notes would rank pari passu with, or be effectively subordinated to, all liabilities of the applicable guarantor, including trade payables of such guarantor.

Relevant local insolvency laws may not be as favorable to you as U.S. bankruptcy laws and may preclude holders of the Reynolds Notes and the 2013 Notes from recovering payments due.

Certain members of the RGHL Group that are either an issuer or guarantors or security providers (subject to certain exceptions) are organized under the laws of Brazil, Canada, Germany, Luxembourg, Mexico, the Netherlands or New Zealand. The procedural and substantive provisions of the insolvency laws of these countries may not be as favorable to creditors as the provisions of U.S. law.

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

Most assets of the guarantors guaranteeing the Reynolds Senior Notes are subject to control by creditors with liens securing the Reynolds Senior Secured Notes and the Credit Agreement. If there is a default, the value of the assets may not be sufficient to repay the priority creditors and the holders of the Reynolds Senior Notes.

The Reynolds Senior Notes and the 2013 Notes are unsecured but are guaranteed by certain subsidiaries of RGHL. Most of the assets of the guarantors of the Reynolds Senior Notes and the 2013 Notes are pledged, on a priority basis, for the benefit of the lenders under the Credit Agreement and for the benefit of the holders of the Reynolds Senior Secured Notes. The indentures governing the Reynolds Notes and the 2013 Notes, as well as the terms of the Credit Agreement, allow the incurrence of additional senior secured indebtedness in the future. In the event of an insolvency or liquidation, or if payment under the Reynolds Senior Secured Notes, the Credit Agreement or any other secured debt is accelerated, the lenders under the Credit Agreement, holders of the Reynolds Senior Secured Notes and holders of any other secured debt will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to the Credit Agreement, the Reynolds Senior Secured Notes or any other secured debt) and will be paid out of the assets pledged as collateral before these assets are made available to holders of the Reynolds Senior Notes. In such event, the proceeds from the sale of such assets may not be sufficient to satisfy our obligations under the Reynolds Senior Notes.

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

However, because the Reynolds Senior Notes and related note guarantees do not, unlike the Reynolds Senior Secured Notes and the Credit Agreement, constitute “Designated Senior Indebtedness” for purposes of the indenture governing the 2013 Senior Subordinated Notes, the holders thereof have more rights than the holders of the Reynolds Senior Notes and the 2013 Senior Notes. Thus, holders of the Reynolds Senior Notes and the 2013 Senior Notes and related note guarantees are not entitled to the benefit of certain provisions in the indenture governing the 2013 Senior Subordinated Notes relating to the subordination of the 2013 Senior Subordinated Notes that provide rights only to holders of Designated Senior Indebtedness, not Senior Indebtedness, including, among other things, the benefits of delivering payment blockage notices or enforcing the turnover provisions of the indenture governing the 2013 Senior Subordinated Notes. Accordingly, holders of the Reynolds Senior Notes and the 2013 Senior Notes may recover less than holders of Designated Senior Indebtedness as a result thereof.

The Reynolds Senior Notes and related note guarantees rank pari passu in right of payment with the guarantees of the 2013 Senior Notes, the Reynolds Senior Secured Notes and the Credit Agreement, and in each case, the related guarantees. Therefore, in the event that a Reynolds Notes Issuer, 2013 Notes Issuer or a related note guarantor becomes a debtor in a U.S. bankruptcy case and in the event that claims under the Reynolds Senior Secured Notes and the Credit Agreement are not fully secured, claims of holders of the Reynolds Senior Notes and the 2013 Senior Notes and the related note guarantees will rank pari passu in right of payment with the unsecured portion of claims of holders of the guarantees of the Reynolds Senior Secured Notes and the Credit Agreement, and, in each case, the related guarantees.

In addition, in such an event, we expect that claims of holders of the Reynolds Senior Notes and the 2013 Senior Notes and related note guarantees will be senior in right of payment to the claims of holders of the guarantees of the 2013 Senior Subordinated Notes. However, because of the differences in the rights of the holders of the Reynolds Senior Notes and the 2013 Senior Notes and the holders of Designated Senior Indebtedness, there can be no guarantee that a bankruptcy court would enforce the contractual subordination of the 2013 Senior Subordinated Notes in favor of the Reynolds Senior Notes and the 2013 Senior Notes in the same manner as it would enforce the contractual subordination of the 2013 Senior Subordinated Notes in favor of the Reynolds Senior Secured Notes and the Credit Agreement.

Holders of the Reynolds Senior Secured Notes may not control certain decisions regarding collateral.

The trustee and collateral agents for the holders of the Reynolds Senior Secured Notes and the administrative agent under the Credit Agreement have entered into the First Lien Intercreditor Agreement, which provides, among other things, that the lenders under the Credit Agreement will control substantially all matters related to the collateral that secures the Credit Agreement, which collateral also secures the Reynolds Senior Secured Notes, and the lenders under the Credit Agreement may direct the collateral agents to foreclose on or take other actions with respect to such collateral with which holders of the Reynolds Senior Secured Notes may disagree or that may be contrary to the interests of holders of the Reynolds Senior Secured Notes. In addition, the First Lien Intercreditor Agreement provides that, to the extent any collateral securing our obligations under the Credit Agreement is released to satisfy such creditor's claims in connection with such a foreclosure, the liens on such collateral securing the Reynolds Senior Secured Notes will also automatically be released without any further action by the trustee, collateral agents or the holders of the Reynolds Senior Secured Notes and the holders of the Reynolds Senior Secured Notes will agree to waive certain of their rights relating to such collateral in connection with a bankruptcy or insolvency proceeding involving us or any guarantor of the Reynolds Senior Secured Notes. The First Lien Intercreditor Agreement provides that the holders of the Reynolds Senior Secured Notes may not take any actions to direct foreclosures or take other remedial actions following an event of default under the Credit Agreement or the Reynolds Senior Secured Notes for at least 90 days and longer if the administrative agent under the Credit Agreement takes action to direct foreclosures or other actions following such event of default.

After the discharge of the obligations with respect to the Credit Agreement whether on enforcement or repayment (other than repayment with indebtedness incurred under an agreement designated as a “Credit Agreement” for the purposes of the First Lien Intercreditor Agreement), at which time the parties to the Credit Agreement will no longer have the right to direct the actions of any collateral agent with respect to the collateral pursuant to the First Lien Intercreditor Agreement, that right passes to the authorized representative of holders of the next largest outstanding principal amount of indebtedness secured by a first lien on the collateral.

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

Much of our assets are not and will not be collateral for the Reynolds Senior Secured Notes or our other secured indebtedness and no appraisals of the fair market value of any assets that are collateral were prepared in connection with the offerings of the Reynolds Senior Secured Notes. The assets that will be excluded from the collateral include all assets of foreign subsidiaries of our U.S. subsidiaries and a number of real properties. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The book value of our assets may not be indicative of the fair market value of such assets, which could be substantially lower. Accordingly, the value of the collateral securing our indebtedness, including the Reynolds Senior Secured Notes and the Credit Agreement and our other indebtedness that shares in the collateral, could be substantially less than the aggregate principal amount of our secured indebtedness. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value or market. While we do not presently believe the Reynolds Senior Secured Notes or our other secured indebtedness are under-collateralized, the value of the assets pledged as collateral for the Reynolds Senior Secured Notes or our other secured indebtedness could be impaired in the future as a result of changing economic conditions in the relevant jurisdictions, changing legal regimes, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of the collateral may be insufficient to pay our obligations under the Reynolds Senior Secured Notes or our other secured indebtedness.

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

The pledge of the securities of our subsidiaries that secures the Reynolds Senior Secured Notes, subject to certain exceptions, will automatically be released to the extent and for so long as that pledge would require the filing of separate financial statements with the SEC for that subsidiary. As a result of any such release, the Reynolds Senior Secured Notes could be secured by less collateral than our other first-lien indebtedness, including the Credit Agreement.

The Reynolds Senior Secured Notes are secured by a pledge of the stock and other securities of certain of our subsidiaries held by the Reynolds Notes Issuers or the guarantors of the Reynolds Senior Secured Notes. Under the SEC regulations in effect as of the issue dates of the Reynolds Senior Secured Notes, if the par value, book value as carried by us or market value, whichever is greatest, of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of any one series of the Reynolds Senior Secured Notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. The indentures governing the Reynolds Senior Secured Notes provide that any portion of the capital stock and other securities of any of our subsidiaries will be excluded from the collateral to the extent that it exceeds the maximum amount of such capital stock or other security that can be pledged to secure the Reynolds Senior Secured Notes without causing such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X or another similar rule, except that such exclusion will not apply to shares of BP I at any time. As a result, holders of the Reynolds Senior Secured Notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during that period. We conduct substantially all of our business through our subsidiaries, many of which have capital stock with a value in excess of 20% of the aggregate principal amount of the Reynolds Senior Secured Notes. Accordingly, the pledge of stock and securities with respect to each such subsidiary will be limited in value to less than 20% of the aggregate principal amount of the Reynolds Senior Secured Notes. As a result, holders of the Reynolds Senior Secured Notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during that period. It may be more difficult, costly and time-consuming for holders of the Reynolds Senior Secured Notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. In addition, the lenders under the Credit Agreement are not subject to such limitation and may have security interests which are substantially more valuable as a result thereof.

The collateral securing the Reynolds Senior Secured Notes may be diluted under certain circumstances.

The collateral that secures the Reynolds Senior Secured Notes, subject to certain limited exceptions, also secures obligations under our Credit Agreement. In addition, this collateral may secure additional senior indebtedness that we or our restricted subsidiaries incur in the future, subject to restrictions on our or their ability to incur debt and liens under the indentures governing the Reynolds Senior Secured Notes and other agreements governing our indebtedness. Your rights would be diluted by any increase in the amount of indebtedness secured by this collateral.

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

In the event that the First Lien Intercreditor Agreement is found to be invalid or unenforceable, the liens in favor of a series of Reynolds Senior Secured Notes in some foreign jurisdictions will not rank pari passu with the liens in favor of the Credit Agreement and the liens in favor of the rest of the Reynolds Senior Secured Notes.

The security documents that create the liens in favor of the Reynolds Senior Secured Notes and the Credit Agreement with respect to certain foreign collateral rely on the First Lien Intercreditor Agreement for establishing the relative priorities of the holders of the Reynolds Senior Secured Notes and the lenders and other secured parties under the Credit Agreement. Because the priority of any series of Reynolds Senior Secured Notes with respect to such foreign collateral as compared to the other series of Reynolds Senior Secured Notes and the Credit Agreement depends, in certain instances, on the enforceability of the First Lien Intercreditor Agreement, if the First Lien Intercreditor Agreement is found to be invalid or unenforceable, the liens in favor of a series of Reynolds Senior Secured Notes, in certain jurisdictions, will not rank pari passu with the liens in favor of the other series of Reynolds Senior Secured Notes and the Credit Agreement. In such a situation the claims of the holders of such series of the Reynolds Senior Secured Notes will be effectively subordinated to claims of the holders of the rest of the Reynolds Senior Secured Notes and the lenders and other secured parties under the Credit Agreement to the extent of the value of the assets secured by such liens.

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

The relationship among the holders of the Reynolds Senior Secured Notes and the 2013 Notes and our other creditors is governed by two intercreditor agreements. The relationship among the holders of the Reynolds Senior Secured Notes, the lenders and other secured parties under the Credit Agreement and creditors under any other series of future first lien indebtedness is governed by the First Lien Intercreditor Agreement which is governed by New York law. The relationship among the holders of the Reynolds Senior Secured Notes and the lenders and other secured parties under the Credit Agreement on the one hand and the holders of the 2013 Notes on the other hand is subject to the 2013 Intercreditor Agreement, which is governed by English law.

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

Although the 2013 Notes benefit from guarantees from certain members of the RGHL Group, those guarantees are expressly subordinated in right of payment to secured indebtedness of the companies providing those guarantees, including indebtedness in respect of the Reynolds Senior Secured Notes and the Credit Agreement, and in the case of the 2013 Senior Subordinated Notes, the Reynolds Senior Notes. The subordination provisions in respect of the 2013 Notes are set forth in the 2013 Intercreditor Agreement and the indentures governing the 2013 Notes. Generally, the guarantees of the 2013 Senior Notes are senior subordinated guarantees and are subordinated to the senior guarantees of the Reynolds Senior Secured Notes and the Credit Agreement. The guarantees of the 2013 Senior Subordinated Notes are subordinated guarantees and are subordinated to the senior guarantees of the Reynolds Notes and the Credit Agreement, the senior subordinated guarantees of the 2013 Senior Notes and any other indebtedness that ranks pari passu with such indebtedness. The guarantees of the 2013 Notes are subordinated to other senior secured indebtedness and holders of “Designated Senior Indebtedness,” including holders of indebtedness in respect of the Reynolds Senior Secured Notes and the Credit Agreement. See “— The holders of the Reynolds Senior Notes have fewer rights than the holders of our 'Designated Senior Indebtedness.'” The indentures governing the 2013 Notes also permit us to incur certain additional indebtedness, which may be secured indebtedness. If we, or any member of the RGHL Group that is a guarantor, security provider or a material company under the Reynolds Senior Secured Notes or the Credit Agreement, are declared bankrupt or insolvent, or if there is a payment default under, or an acceleration of, senior indebtedness under the Reynolds Senior Secured Notes or the Credit Agreement, BP I and any other member of the RGHL Group that is a borrower, issuer, security provider or guarantor under the Reynolds Senior Secured Notes and the Credit Agreement will be required to pay the creditors thereunder in full before the 2013 Notes Issuers may use any of our assets to pay holders of the 2013 Notes. Accordingly, there may not be enough assets to pay holders of the 2013 Notes after paying the holders of such senior indebtedness. In addition, the creditors in respect of the Reynolds Senior Secured Notes and the Credit Agreement and the holders of other “Designated Senior Indebtedness” may prevent a guarantor from making payments to the 2013 Notes Issuers under the loans of the proceeds of the 2013 Notes in the event of a payment default or for a period of up to 179 days in the case of a non-payment event of default under such senior indebtedness.

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

The guarantees of the 2013 Notes are subject to release in a variety of circumstances on the terms provided for in the 2013 Intercreditor Agreement and the indentures governing the 2013 Notes, including in the event of certain enforcement actions taken by the creditors in respect of the Reynolds Senior Secured Notes and the Credit Agreement.

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

History and Development

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. RGHL acquired its businesses in a series of transactions between 2008 and 2011. Further information regarding the history of each of the five segments is included in " — Business Overview."

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

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Evergreen for each of the years ended December 31, 2015, 2014 and 2013:

	Revenue by product group
(In $ million)	2015	2014	2013
Carton Packaging	835	848	842
Liquid Packaging Board	443	470	444
Paper Products	375	394	380
Total	1,653	1,712	1,666

	Revenue by geographic region
(In $ million)	2015	2014	2013
United States	1,468	1,522	1,478
Asia	143	147	142
Other	42	43	46
Total	1,653	1,712	1,666

History

Evergreen's predecessor was established in 1946 when International Paper Company ("IP") entered the beverage packaging business by acquiring Single Service, Inc. Over the years, the business was responsible for many breakthroughs in beverage carton packaging, including the introduction of PE coated cartons and barrier board technology. IP's beverage packaging business included fresh beverage converting facilities, a fresh filling machine manufacturing facility and the Pine Bluff, Arkansas mill. In January 2007, IP's beverage packaging business was acquired indirectly by Mr. Graeme Hart, our strategic owner, and renamed Evergreen. In July 2007, Evergreen acquired Blue Ridge Paper Products, Inc., an independent manufacturer of beverage packaging products. The Blue Ridge business included fresh beverage converting facilities and the Canton, North Carolina mill.

Total Packaging Solution

Evergreen employs a business model that we refer to as “Total Packaging Solution,” which is based on providing Evergreen's customers with a single source for all of their fresh beverage carton packaging requirements. Fresh carton sleeves can be used with Evergreen's fresh filling machines, as well as other fresh filling machines. Carton packaging sales represented 51% of Evergreen's revenue in 2015 and are sold under multi-year and shorter term contracts.

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

Customers

Evergreen's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Many of Evergreen's customer sales contracts are index-based, allowing for the pass-through of input cost movements on a quarterly to annual basis. In 2015, Evergreen's top ten customers accounted for 36% of the segment's total revenue, and no single customer accounted for more than 10% of the segment's total revenue.

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

Competition

Evergreen operates primarily in markets with a limited number of key global competitors. These competitors include Tetra Pak International S.A., Domtar Corporation, Catalyst Paper Corporation and Stora Enso Oyj. The fresh carton market is fairly consolidated. We believe Evergreen is the only major market participant that provides vertically integrated liquid packaging board as well as complete fresh carton packaging systems consisting of cartons, filling machines and spouts. We believe Evergreen is the largest participant in the fresh carton packaging market measured by volume based on our analysis of industry data.

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

Changes within the paper industry have occurred and may continue to occur that may adversely affect Evergreen's business and financial performance. These changes include the consolidation of producers of products that compete with us, consolidation within the distribution channels for our products, and the reduced demand for end-products made from some of our products, including magazines, catalogs and envelopes.

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

Manufacturing

Evergreen operates two integrated pulp and paper mills in North America and ten sleeve production plants globally, including six in the United States, three in East Asia and one in Central America. Evergreen also jointly controls three joint ventures in the Middle East/North Africa. Evergreen's manufacturing operations primarily consist of production of paper and packaging cartonboard, manufacturing and assembly of filling machines and parts and production of fresh carton sleeves that are used with Evergreen's machines to create fresh carton containers for its customers' beverage products. Fresh carton sleeves are also shipped to Evergreen's customers for filling.

Evergreen outsources to Closures and to external manufacturers its production of spouts, caps and closures, which are manufactured to Evergreen's design and specifications. Evergreen has exclusive supply contracts with Closures and external manufacturers.

The manufacture and assembly of fresh filling machines takes place at Evergreen’s manufacturing facilities in Cedar Rapids, Iowa, and Shanghai, China. Evergreen’s filling machines are mainly utilized to fill cartons of non-carbonated soft drinks, such as juice and juice drinks, and liquid dairy products. Evergreen both manufactures and outsources components used in the production of its fresh filling machines. The majority of Evergreen’s component suppliers are located near the Cedar Rapids facility. In addition, Evergreen sources some components from China.

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

Raw Materials and Suppliers

In 2015, the total value of raw materials consumed by Evergreen was $570 million and represented 44% of Evergreen's total cost of sales, excluding depreciation and amortization.

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

New Product Development

Evergreen's product innovation aims to deliver new packaging products for both customers and end-use consumers and to generate a percentage of future revenue from new products. The innovation process follows a traditional stage gate development process. One of Evergreen's primary competitive advantages in fiber-based cartons is offering a total system solution — from board manufacture to efficient filling machines. Therefore, new carton product design teams include expertise from equipment, converting, the mills and often closures. A key focus for innovation is leveraging leading board and barrier technologies to adjacent markets, such as water and dry goods.

Employees

As of December 31, 2015, Evergreen employed approximately 3,800 people. Approximately 68% of Evergreen's employees are covered by collective labor agreements. Evergreen has not experienced any significant union-related work stoppages. We believe Evergreen's relationships with its employees and labor unions are satisfactory.

Regulatory

As Evergreen's products are used in food and beverage packaging, Evergreen's business is subject to regulations governing products that may contact food in virtually every country in which it has operations. Future regulatory and legislative change can affect the economics of Evergreen's business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Evergreen has adopted compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations, variance in production inputs and efficiencies, and the global scope of Evergreen's business, compliance cannot be guaranteed.

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

In 2009, North Carolina issued an emergency change in the maximum arsenic ambient air level, which effectively allowed the state to reopen limits established in existing air permits. The biomass boiler at the Canton mill, which is partially fueled by coal, did not comply with the new level. In January 2011, Evergreen signed a Special Order by Consent issued by the North Carolina regulatory authorities, which required Evergreen to take certain actions to bring the biomass boiler into compliance with the new arsenic level, and potentially to make certain upgrades to the boiler. However, after further scientific study, the state's air quality department recommended that the state increase the acceptable ambient air levels for arsenic. The proposed ambient air levels became effective in 2014. In February 2015, Evergreen filed a request with the state's air quality department to terminate the Special Order by Consent. In March 2015, the North Carolina air quality department terminated the January 2011 Special Order by Consent.

In addition, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as “Boiler MACT.” Evergreen currently estimates capital costs to comply with the final Boiler MACT rules to be approximately $56 million; approximately $55 million of such costs will be spent in connection with the boiler at its Canton, North Carolina mill and $1 million in costs will be incurred in connection with a boiler at its Pine Bluff, Arkansas mill. As of December 31, 2015, approximately $7 million of Boiler MACT related costs had been incurred. Evergreen expects to incur the remaining Canton costs by 2019. Evergreen does not expect the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

Closures

Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures' products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America. The following table shows total segment revenue by geographic region for Closures for each of the years ended December 31, 2015, 2014 and 2013:

	Revenue by geographic region
(In $ million)	2015	2014	2013
United States	365	385	354
Remaining North American Region	88	111	135
Asia	235	264	262
Europe	162	198	263
South America	132	170	177
Total	982	1,128	1,191

History

Closures has been supplying caps and closures since its inception in the 1930s as part of Alcoa's packaging business. Closures started developing aluminum closures primarily for the food industry and continued to develop its manufacturing capabilities through the 1940s and 1950s. In the 1960s, Closures introduced the first resealable aluminum roll-on closure for the beer and soft drink industries. In 1986, Closures acquired H-C Industries, which had developed a patented compression molding process to make plastic closures for carbonated soft drinks. Throughout the 1990s and 2000s, Closures continued to develop innovative closure solutions such as spout fitments for gable top juice containers and hot-fill closures for sports drinks and entered the Asian, European and South American markets during this period. In 2008, Closures was acquired indirectly by Mr. Graeme Hart, our strategic owner. In February 2010, Closures purchased Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. The acquired company was renamed Closure Systems International Americas, Inc. In January 2014, we sold Closures' aluminum closures business in Germany for $26 million, resulting in a gain on sale of $13 million. The consideration was received in the form of a note receivable.

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

Caps and Closures

Closures' caps and closures can be used for a variety of beverages, including carbonated soft drinks, non-carbonated soft drinks, bottled water, juices and sports drinks, which are primarily filled in PET containers and require a plastic closure. In addition, Closures' caps and closures can be applied to seal high density PE containers and glass containers. Closures has also been able to take advantage of the increasing use of plastic caps and closures in the food, dairy and alcoholic beverages markets. Closures' customer relationships have enabled it to expand its core beverage caps and closures product offering through the development of higher margin, customized closure solutions. Closures' mini-closures platform of products is sold in all of its major markets, which provides customers with reduced packaging costs, increased sealing technologies, seal integrity and easy-open capability. Closures' caps and closures are sold mostly under multi-year contracts.

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

Customers

Closures’ customer base includes international companies as well as large national and regional companies primarily in the beverage and consumer product industries. Where appropriate, Closures manages its customer relationships with large beverage companies at both the parent company and the local bottler levels. This approach allows Closures to foster relationships at the various purchasing decision points, thereby minimizing its exposure to any one particular contract and enabling it to understand the developing requirements of beverage customers. Many of Closures' customers have been customers for over 20 years. Closures also produces caps and closures for Evergreen. In 2015, Closures’ top ten customers accounted for 47% of the segment’s total revenue, with two customers each accounting for 10% of the segment’s total revenue.

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

Competition

The global caps and closures market is highly fragmented, with Closures being one of only a few global participants. These competitors include Berry Plastics Group, Inc., BERICAP GmbH & Co. KG, Silgan Holdings, Inc. and Global Closure Systems. Most competitors are either local or regional companies primarily supplying only one region of the world. In certain regions, especially in emerging markets, an increasing number of bottlers are self-supplying closures through self-manufacturing caps and closures. These competitive pressures may adversely affect Closures’ business and financial performance. We believe Closures benefits from its proximity to customers, stringent product specifications demanded by its multinational client base, and its ability to provide integrated closure system solutions. Closures also competes by offering strong product design capabilities, leading technology innovation, speed of product delivery, value-added features and cost competitiveness.

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

Seasonality

Closures' operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In addition, in order to avoid capacity shortfalls in the summer months, Closures' customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Manufacturing

Closures operates 29 manufacturing and capping equipment assembly locations worldwide, including seven facilities in Asia, six in North America, six in South America, five in Europe, four in the Middle East and one in Central America.

Caps and Closures

Closures manufactures caps and closures at all of its manufacturing facilities globally with the exception of its capping equipment assembling facilities in Europe and North America. Closures' global operations enable it to service its broad global customer base. Closures manufactures its own proprietary compression molding equipment, which allows Closures to quickly increase manufacturing capacity as demand grows. Closures' facilities manufacture caps and closures utilizing this compression molding technology, as well as injection molding and metal stamping processes, depending on the customer’s needs. Using this manufacturing approach, Closures manufactures a broad range of sealing solutions such as molded in-shell liners, disc liners, induction and conduction seals as well as tamper evidence bands.

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

Raw Materials and Suppliers

Closures' principal raw materials are resin, colorant and aluminum. In 2015, the total value of raw materials purchased by Closures was $493 million, with the majority of raw materials being plastic resins. In 2015, total raw materials represented 64% of Closures’ total cost of sales, excluding depreciation and amortization.

Closures' centralized purchasing function enables it to leverage its global purchasing power and reduce its dependency on any one supplier. Closures takes advantage of regional and local suppliers for indirect materials and services to ensure the lowest total cost of ownership. Closures sources its raw materials from a variety of suppliers, many of which are global. It maintains two to three suppliers for most inputs. Closures typically has one year contracts with key resin, colorant and aluminum suppliers. We believe that the pricing terms under these contracts are consistent with the terms available in the market, and Closures has not historically experienced significant supply interruption of any key raw materials. We believe Closures' relationships with its suppliers are satisfactory. Closures has relationships spanning more than 15 years with a majority of its top suppliers.

To mitigate the volatility of resin prices, the majority by volume of Closures' customer sales contracts contain price adjustments based on changes in resin prices, which allows Closures to pass through varying degrees of the changes in resin prices to its customers. Contractual price adjustments with customers do not occur simultaneously with actual resin purchase price fluctuations, but rather on a monthly, quarterly, semi-annual or other basis. In certain instances, Closures has also been able to negotiate raw material price adjustments with customers not subject to these clauses.

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

Research and development costs were $10 million, $11 million and $14 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Employees

As of December 31, 2015, Closures employed approximately 2,900 people. Approximately 37% of Closures' employees are covered by collective labor agreements. Closures has not experienced any significant union-related work stoppages over the last 25 years. We believe Closures' relationships with its employees, labor unions and work councils are satisfactory.

Regulatory

As Closures' products are used in food and beverage packaging, Closures' business is subject to regulations governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of Closures' business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Closures has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of Closures' business, compliance cannot be guaranteed.

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

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America. Virtually all revenue for Reynolds Consumer Products comes from the U.S. and Canada. The following table shows total segment revenue by product group for Reynolds Consumer Products for each of the years ended December 31, 2015, 2014 and 2013:

	Revenue by product group
(In $ million)	2015	2014	2013
Waste and Storage	1,205	1,208	1,056
Cooking	1,060	956	913
Tableware	704	714	739
Total	2,969	2,878	2,708

History

Our Reynolds Consumer Products business is primarily the result of combining our Reynolds aluminum foil business and our Hefty waste bag, food storage bag and tableware business. Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 1926, the company began producing aluminum foil for packaging. In 1947, the company introduced its most famous product, Reynolds Wrap Aluminum Foil. The store branded plastic wraps, bags and container business was founded in 1961 under the Presto name and was acquired by Reynolds Metals Company in 1988. In 2000, Alcoa merged with Reynolds Metals Company. In 2008, the Reynolds consumer products business was acquired indirectly by Mr. Graeme Hart, our strategic owner.

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

Cooking

Cooking products includes branded and store branded aluminum foil and disposable cookware, and the branded products are sold under the Reynolds® and Hefty® E-Z Foil® brands in the United States, under the Diamond® brand internationally and under the ALCAN® brand in Canada. We believe Reynolds Consumer Products, with its flagship Reynolds Wrap® products, holds the number one market position in the U.S. branded consumer foil market measured by revenue and volume.

Tableware

Tableware products includes branded and store branded foam, plastic, molded fiber and pressed paperboard disposable tableware, including disposable plates, cups, bowls, cutlery and straws. Most of Reynolds Consumer Products' tableware is manufactured by Pactiv Foodservice. Branded products are sold under the Hefty®, Hefty® Zoo Pals® and Kordite® names.

Customers

Reynolds Consumer Products' customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores and military outlets. Through its sales organization, Reynolds Consumer Products is able to manage its relationships with customers at the national, regional and local levels, depending on their needs. We believe that Reynolds Consumer Products' sales support, together with Reynolds Consumer Products' ability to manufacture and supply store branded products, is a significant competitive advantage. Reynolds Consumer Products also manufactures Pactiv Foodservice's aluminum product offerings. In 2015, Reynolds Consumer Products' top ten customers accounted for 70% of the segment's total revenue, with one customer accounting for 37% of the segment's total revenue.

Competition

Reynolds Consumer Products faces significant competition in all of its product lines from numerous national and regional companies of various sizes and cost structures. These competitors include The Clorox Company, Republic Plastics, Ltd., Trinidad Benham Corporation and Inteplast Group, Ltd. The U.S. consumer food packaging market is relatively mature and highly competitive, with Reynolds Consumer Products being one of the few key participants in North America. Our competitors include consumer product companies, including large and well-established multinational companies and smaller regional and local companies, as most of our products compete with other widely advertised brands within each product category and with store branded products.

Reynolds Consumer Products benefits from the strength of its brands, a differentiated suite of store branded products, as well as significant capital investment in its manufacturing facilities. We believe the strong recognition of the Reynolds® (in existence since 1947) and Hefty® (in existence since 1962) brands among U.S. consumers gives Reynolds Consumer Products a competitive edge.

Reynolds Consumer Products competes in a marketplace dominated by large retailers, including grocery stores, mass-merchants, warehouse clubs, discount stores and drug stores, and changes in the strategy or structure of our major retailer customers, such as store and inventory reductions and retailer consolidations, have increased competitive pressures. The rapid growth of these large retailers, together with changes in consumer purchasing patterns, have contributed to the formation of dominant multi-category retailers that have strong negotiating power with suppliers. Current trends among such retailers include fostering high levels of competition among suppliers, demanding innovative new products from suppliers and requiring suppliers to maintain or reduce product prices and deliver products within shorter lead times. Other trends include consumers shifting purchasing channels by moving away from grocery stores and towards warehouse clubs and mass-merchants and retailers importing products directly from foreign sources and sourcing and selling products under their own store brands, which compete with our Reynolds and Hefty branded products. These competitive pressures may adversely affect Reynolds Consumer Products' business and financial performance.

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

Manufacturing

Reynolds Consumer Products operates 14 manufacturing facilities strategically located across the United States and two manufacturing facilities located in Canada to optimize distribution and minimize lead times and freight costs. At four of its facilities, Reynolds Consumer Products also manufactures products for Pactiv Foodservice. In addition, Pactiv Foodservice manufactures products for Reynolds Consumer Products at 19 of its facilities.

Raw Materials and Suppliers

Reynolds Consumer Products' principal raw materials include plastic resins, mainly PE and PS, and aluminum. In 2015, the total value of raw materials was $1,651 million and represented 76% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 59% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 23%. Reynolds Consumer Products' other raw materials include products purchased and resold as well as paper, corrugated carton and cases. Reynolds Consumer Products is sensitive to price movements of raw materials, mainly resin and aluminum, and to energy-related cost movements, particularly those that affect transportation and utility costs. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. To minimize the impact of price fluctuations, Reynolds Consumer Products enters into hedging agreements for some resin and aluminum purchases. Reynolds Consumer Products also enters into hedging agreements at the request of certain customers who want to mitigate the risk of changes in raw material costs in their purchase pricing.

Centralized purchasing enables Reynolds Consumer Products to leverage the global purchasing power of its operations and reduces its dependence on any one supplier. Reynolds Consumer Products sources its raw materials from a variety of suppliers and maintains multiple suppliers for each input. Reynolds Consumer Products typically has one-year contracts with resin suppliers and multi-year contracts with aluminum suppliers, which has historically provided Reynolds Consumer Products with a steady supply of raw materials. Reynolds Consumer Products has not historically experienced any significant interruptions of key raw material supplies. We believe Reynolds Consumer Products' relationships with its suppliers are satisfactory.

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

Research and development costs were $8 million, $6 million and $6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Employees

As of December 31, 2015, Reynolds Consumer Products employed approximately 4,500 people located primarily in its U.S. and Canada manufacturing facilities. Approximately 24% of Reynolds Consumer Products' employees are covered by collective labor agreements. Reynolds Consumer Products has not experienced any significant union-related work stoppages over the last 10 years. We believe Reynolds Consumer Products' relationships with its employees and labor unions are satisfactory.

Regulatory

As many of Reynolds Consumer Products' products are used in food and beverage packaging, Reynolds Consumer Products' business is subject to regulations governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of Reynolds Consumer Products' business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Reynolds Consumer Products has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of Reynolds Consumer Products' business, compliance cannot be guaranteed.

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

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and PET egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America. The following table shows total segment revenue by geographic region for Pactiv Foodservice for each of the years ended December 31, 2015, 2014 and 2013:

	Revenue by geographic region
(In $ million)	2015	2014	2013
United States	3,452	3,481	3,436
Remaining North American Region	356	373	380
Europe	114	137	145
Other	36	43	49
Total	3,958	4,034	4,010

History

Our Pactiv Foodservice business is primarily the result of combining the Reynolds foodservice business and the Pactiv foodservice/food packaging business. Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 2000, Reynolds Metals Company was acquired by Alcoa. In 2002, Alcoa acquired Ivex Packaging Corporation, which broadened the presence of the Reynolds foodservice packaging business in the foodservice packaging industry. In 2008, the Reynolds foodservice business was acquired indirectly by Mr. Graeme Hart, our strategic owner.

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

Products

Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products to the foodservice, food packaging and retail food markets. Pactiv Foodservice's products are designed to protect food during distribution, aid retailers and food processors in merchandising food products and help customers prepare and serve meals in their homes. Pactiv Foodservice has a very broad portfolio of products with a continual emphasis on adding new product lines. Products designed for the foodservice market include tableware items, such as plates, bowls, cups, cutlery and straws, as well as clear plastic containers, microwaveable plastic containers, foam containers, paperboard containers and aluminum containers. Products designed for the food packaging market include foamed and rigid trays, rigid trays for fresh and frozen applications, rigid and fiber berry baskets, clear display packaging, molded fiber cartons, PET egg cartons, aluminum containers and absorbent tray pads. Products designed for the retail market include clear rigid-display packaging for delicatessen and bakery applications, microwaveable containers for prepared, ready-to-eat meals, and foam trays and absorbent tray pads for meat and poultry. Products are manufactured using plastic resins, paperboard, aluminum and molded fiber. In addition, Pactiv Foodservice also sells plastic sheet to thermoformers made with various resins such as PET, PS and PP.

Customers

Pactiv Foodservice's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Pactiv Foodservice's customers include foodservice distributors, quick service restaurants, food processors, supermarket distributors and supermarkets. Pactiv Foodservice also manufactures most of Reynolds Consumer Products' tableware products. In 2015, Pactiv Foodservice's top ten customers accounted for 53% of the segment's total revenue, with two customers accounting for 14% and 10% of the segment's total revenue, one of which was Reynolds Consumer Products.

Pactiv Foodservice generally sells its products on either a purchase order basis or under formal supply agreements with durations ranging from one to three years. A majority of Pactiv Foodservice's revenue is from supply agreements with raw material cost pass-through mechanisms, with the remainder sold on an open market.

Competition

The U.S. foodservice, food packaging and retail markets are relatively mature but also relatively fragmented, with Pactiv Foodservice being one of a few participants with a product range that spans a significant portion of foodservice product categories. These competitors include Dart Container Corporation, Berry Plastics Group, Inc. and Genpak LP. Our competitors in the U.S. markets include large companies that offer several competing products and a range of smaller competitors with only single product offerings. These competitive pressures may adversely affect Pactiv Foodservice’s business and financial performance. Pactiv Foodservice primarily competes on the basis of breadth of product offerings, price, product features, performance, speed to market, distribution capabilities and product innovation.

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

Manufacturing

Pactiv Foodservice operates 47 manufacturing plants in North America and three in Europe and has two majority-owned facilities in China. At 19 of its facilities, Pactiv Foodservice also manufactures products for Reynolds Consumer Products. In addition, four facilities operated by Reynolds Consumer Products manufacture products for Pactiv Foodservice. Pactiv Foodservice also operates several distribution facilities in the United States. Pactiv Foodservice’s manufacturing plants are grouped based upon the three markets the business primarily services: foodservice; food packaging; and retail. Each manufacturing plant is managed by a manufacturing director. The directors have responsibility for all plants that produce a specific process. The structure is integral to a disciplined and lean operating system that provides consistent operating practices and metrics across all locations.

Pactiv Foodservice utilizes a variety of production processes, including paperboard processing, injection molding, thermoforming and extrusion. A focus on continuous improvement, lean manufacturing system initiatives and teamwork has resulted in better customer service measured by case fill, on-time delivery and quality performance metrics.

Pactiv Foodservice utilizes two distribution models. Direct distribution, primarily for processors and supermarkets, sends products straight from the factory to the customer. The second distribution model is based around five regional mixing centers. These two distribution models yield significant cost savings for Pactiv Foodservice which are shared with customers.

Raw Materials and Suppliers

Pactiv Foodservice’s principal raw materials include plastic resins, paperboard and aluminum. In 2015, the total value of raw materials was $1,982 million and represented 62% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 66% of raw material costs for the year, while paperboard, aluminum and other raw materials collectively accounted for 34%.

The prices of Pactiv Foodservice’s raw materials fluctuate with market movements in commodity prices. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. The price of cartonboard may fluctuate widely due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and manufacturing costs in major production regions. Pactiv Foodservice's aluminum product offerings are manufactured by Reynolds Consumer Products. Pactiv Foodservice is also sensitive to other energy-related cost movements and, in particular, those that affect transportation and utility costs. To minimize the impact of price fluctuations, Pactiv Foodservice enters into hedging agreements for certain raw materials.

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

Intellectual Property

Pactiv Foodservice has a significant number of registered patents and registered trademarks which, along with trade secrets and manufacturing know-how, help support Pactiv Foodservice's ability to add value within the market and sustain its competitive advantages. Pactiv Foodservice has invested a considerable amount of resources in developing its proprietary products and manufacturing capabilities, and it employs various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect its intellectual property. Pactiv Foodservice uses internal and external resources to carefully manage its intellectual property portfolio. In addition, where appropriate, the business defends its intellectual property rights throughout the world. We believe that the intellectual property and licensing rights held are adequate for the business. While, in the aggregate, Pactiv Foodservice's patents are of material importance to Pactiv Foodservice's business, Pactiv Foodservice believes that its business is not dependent upon any single patent or group of patents.

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

Research and development costs were $19 million, $19 million and $17 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Employees

As of December 31, 2015, Pactiv Foodservice employed approximately 11,600 people located primarily in its U.S. manufacturing facilities. Approximately 14% of Pactiv Foodservice's employees are covered by collective labor agreements. Pactiv Foodservice has not experienced any significant union-related work stoppages over the last five years. We believe Pactiv Foodservice's relationships with its employees and labor unions are satisfactory.

Regulatory

As Pactiv Foodservice's products are used in food and beverage packaging, Pactiv Foodservice's business is subject to regulations governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of Pactiv Foodservice's business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Pactiv Foodservice has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of Pactiv Foodservice's business, compliance cannot be guaranteed.

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

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America. The following tables show total segment revenue by product group and revenue by geographic region for Graham Packaging for each of the years ended December 31, 2015, 2014 and 2013:

	Revenue by product group
(In $ million)	2015	2014	2013
Food and Beverage	1,704	1,875	2,048
Household	347	408	482
Automotive Lubricants	284	325	323
Personal Care	112	137	171
Total	2,447	2,745	3,024

	Revenue by geographic region
(In $ million)	2015	2014	2013
United States	1,996	2,179	2,343
Remaining North American Region	157	202	235
Europe	187	211	260
South America	64	102	128
Other	43	51	58
Total	2,447	2,745	3,024

History

Graham Packaging was formed in the mid-1970s as a regional domestic custom plastic container supplier. In October 2004, Graham Packaging acquired the blow-molded plastic container business of Owens-Illinois, Inc., which essentially doubled Graham Packaging's size. In September 2010, Graham Packaging acquired Liquid Container, L.P., a manufacturer of blow-molded plastic containers that primarily services the food and household product categories. In September 2011, we acquired Graham Packaging.

Products

Graham Packaging's strategy is to develop new, innovative packaging to meet the design and performance requirements of its customers. Graham Packaging supplies custom blow-molded plastic containers to a significant number of end-markets and geographic regions. Graham Packaging's product portfolio consists of four product categories: food and beverage; household; automotive lubricants; and personal care.

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

Customers

Substantially all of Graham Packaging's sales are to major branded consumer products companies. Major customers are under multi-year contracts. These include customers for which the products are manufactured at a dedicated production facility nearby or inside the customer's production facility, as well as products manufactured at Graham Packaging's stand-alone facilities which produce packaging for several customers. Graham Packaging's supply contracts with its customers for on-site production typically have terms of up to ten years, while its supply contracts for production off-site typically have terms that range from two to five years. Both of these categories of contracts often either renew automatically for subsequent one year terms or are renegotiated by Graham Packaging before expiration of the initial term. Graham Packaging's contracts typically contain provisions allowing for price adjustments based on changes in raw material prices and, in a majority of cases, the cost of energy and labor, among other factors. Graham Packaging is often the sole supplier of its customers' custom plastic container requirements nationally, regionally or for a specific brand. In 2015, Graham Packaging's top ten customers accounted for 50% of the segment's total revenue, with one customer accounting for 11% of the segment’s total revenue.

Competition

Graham Packaging has a significant market share in rigid blow-molded plastic containers in North America but faces increasing competition in that market. These competitors include Plastipak Packaging, Inc., Amcor Limited, ALPLA and Consolidated Container Company, LLC. Graham Packaging faces competition from a number of well-established regional and international businesses across several of its product categories. Competition is based on several factors including price, product design, technology (such as barrier protection and lightweighting) and customer service. Several of Graham Packaging's competitors are larger, have greater financial and other resources than Graham Packaging and can offer customers a broader product offering and bundled products. Graham Packaging competes by striving to provide superior levels of service, speed to market and product design and development capabilities. Although Graham Packaging has been able over time to partially offset pricing pressures by reducing its cost structure and making the manufacturing process more efficient, it may not be able to continue to do so in the future. These competitive pressures may adversely affect Graham Packaging’s business and financial performance.

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

Seasonality

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

Manufacturing

A critical component of Graham Packaging's strategy is to locate manufacturing facilities on-site, when practical, reducing expensive shipping and handling charges, providing instantaneous quality acceptance feedback and increasing distribution efficiencies. Graham Packaging has 85 manufacturing facilities of which approximately one-third are located on-site at its customers' plants. Graham Packaging operates 65 plants in North America, 14 in Europe, four in South America and two in Asia.

Graham Packaging utilizes a variety of production processes, including blow molding and injection molding. We believe that the blow molders and injection molders used by Graham Packaging are widely recognized as the leading technologies for high speed production of hot-fill PET and both mono- and multi-layer containers. Graham Packaging also operates a variety of bottle labeling and decorating platforms, which is accomplished through in-mold techniques or post-molding methods. Typically, these decoration methods are used for bottles in the personal care product category.

Raw Materials and Suppliers

Resins constitute the primary raw materials used to make Graham Packaging's products. These materials are available from a number of domestic and international suppliers, and Graham Packaging is not dependent upon any single supplier. In 2015, the total value of raw materials was $1,144 million and represented 61% of Graham Packaging's total cost of sales, excluding depreciation and amortization.

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

New Product Development

Graham Packaging’s technical capability has been enhanced through its Global Innovation & Design Center in York, Pennsylvania. Graham Packaging incurs costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, were $9 million, $10 million and $12 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Employees

As of December 31, 2015, Graham Packaging employed approximately 6,900 people. Approximately 22% of Graham Packaging's employees are covered by collective labor agreements. Graham Packaging has not experienced any significant union-related work stoppages over the last 30 years. We believe Graham Packaging's relationships with its employees and labor unions are satisfactory.

Regulatory

As Graham Packaging's products are used in food and beverage packaging, Graham Packaging's business is subject to regulations governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of Graham Packaging's business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Graham Packaging has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the global scope of Graham Packaging's business, compliance cannot be guaranteed.

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

A number of governmental authorities, both in the United States and abroad, have considered, are expected to consider or have passed legislation aimed at reducing the amount of disposed plastic wastes. Those programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. That legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact Graham Packaging's business. Some consumer products companies, including some of Graham Packaging's customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Graham Packaging operates a large HDPE recycling plant in York, Pennsylvania. To date, Graham Packaging has not been materially adversely affected by these initiatives and developments.

Legal Proceedings

Graham Packaging is a party to various litigation matters arising in the ordinary course of business. We cannot estimate with certainty the ultimate legal and financial liability with respect to these litigation matters but believe, based on examination of these matters, experience to date and discussions with counsel, that any ultimate liability will not be material to Graham Packaging's financial position, results of operations or cash flows.

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

Iran Disclosure

The SIG segment, which was sold on March 13, 2015, owned 50% of SIG Combibloc Obeikan FZCO, a United Arab Emirates joint venture (“SIG Obeikan”). A minor portion of SIG Obeikan's business included selling carton sleeves to Iran Dairy Industries Co. - Pegah Product Dairy Production (“IDIC”), which were used for packaging milk and other dairy products. IDIC was, to SIG's knowledge at that time, majority-owned by a pension fund for certain civil servants in Iran and therefore may be indirectly controlled by the government of Iran. For the period in 2015 in which we owned SIG, SIG Obeikan's gross sales to IDIC were approximately €1.5 million and its net profit from such sales was approximately €0.5 million.

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

Substantial Leverage

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

As of December 31, 2015, our total indebtedness of $13,844 million ($18,026 million as of December 31, 2014) was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $13,762 million, consisting of total indebtedness net of unamortized transaction costs and embedded derivatives. For more information regarding our external borrowings, refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs

We have implemented a number of restructuring and cost saving programs in order to reduce our operating costs. During the year ended December 31, 2015, we incurred restructuring charges of $9 million and operational process engineering-related consultancy costs of $18 million.

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

Historical index prices of resin, aluminum and paperboard from December 31, 2013 through December 31, 2015 are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: IHS Inc.

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

Commodity Hedging Activities

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

Effect of Currency Fluctuations

We operate in multiple countries and transact business in a range of currencies. Evergreen, Reynolds Consumer Products and Pactiv Foodservice, which predominantly operate in the United States, are less affected by currency fluctuations than Closures and Graham Packaging. In addition to the U.S. dollar, the currencies in which our transactions are primarily denominated are the euro, Mexican peso, New Zealand dollar and Canadian dollar, and to a lesser extent the Argentine peso, Brazilian real, British pound, Chinese yuan renminbi, Japanese yen, Korean won, Polish zloty, Russian ruble and Taiwanese dollar. Exchange rate fluctuations can therefore either increase or decrease revenue and expense items when reported in U.S. dollars. For most financial periods, the impact on revenue due to fluctuations in exchange rates has been partially offset by the impact on expenses, as most of our business units incur revenue and expenses in their respective local currencies, creating a natural hedge to currency fluctuations. From time to time we enter into hedging agreements for some of our foreign currency transactions to minimize the impact of foreign currency pricing changes.

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

On March 13, 2015, the RGHL Group completed the sale of its SIG segment to Onex Corporation. The RGHL Group received net proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce the RGHL Group's indebtedness (refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The results of SIG for all periods have been presented as discontinued operations in the consolidated statements of comprehensive income.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2015	% of revenue	2014	% of revenue	Change	% change
Revenue	11,178	100%	11,666	100%	(488)	(4)%
Cost of sales	(8,978)	(80)%	(9,650)	(83)%	672	(7)%
Gross profit	2,200	20%	2,016	17%	184	9%
Selling, marketing and distribution expenses/General and administration expenses	(1,007)	(9)%	(996)	(9)%	(11)	1%
Net other income (expenses)	53	—%	(46)	—%	99	NM
Profit from operating activities	1,246	11%	974	8%	272	28%
Financial income	22	—%	25	—%	(3)	(12)%
Financial expenses	(1,562)	(14)%	(1,474)	(13)%	(88)	6%
Net financial expenses	(1,540)	(14)%	(1,449)	(12)%	(91)	6%
Profit (loss) from continuing operations before income tax	(294)	(3)%	(475)	(4)%	181	38%
Income tax (expense) benefit	(60)	(1)%	70	1%	(130)	NM
Profit (loss) from continuing operations	(354)	(3)%	(405)	(3)%	51	13%
Profit (loss) from discontinued operations, net of income tax	2,672	NM	105	NM	2,567	NM
Profit (loss) for the year	2,318	NM	(300)	NM	2,618	NM
Depreciation and amortization from continuing operations	714	6%	798	7%	(84)	(11)%
RGHL Group Adjusted EBITDA(1) from continuing operations	2,019	18%	1,935	17%	84	4%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

Revenue. Revenue decreased by $488 million, or 4%. Changes in foreign currency rates had an unfavorable impact of approximately $270 million, and revenue was also unfavorably impacted by lower pricing primarily as a result of the pass-through of lower resin costs to customers. Overall net sales volume was down, driven by lower sales volume at Evergreen and Graham Packaging, partially offset by higher sales volume primarily due to the acquisition of Novelis Foil Products on June 30, 2014.

Cost of Sales. Cost of sales decreased by $672 million, or 7%. The decrease was due to favorable resin prices across all segments, a favorable foreign currency impact, decreased depreciation expense and lower volume at Evergreen and Graham Packaging. These decreases were partially offset by higher volume from the Novelis Foil Products acquisition and higher manufacturing costs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $11 million, or 1%. The increase included a $34 million increase in non-cash pension expense in the corporate segment, increased employee-related costs at Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging and higher advertising costs at Reynolds Consumer Products. These increases were partially offset by an $18 million benefit in the current year from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. Additionally, there was lower expense across various administration categories primarily at Pactiv Foodservice. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 9%.

Net Other. Net other changed by $99 million to net other income of $53 million. The change includes a $245 million favorable change in unrealized gains and losses on derivatives. Partially offsetting this favorable change was a $28 million increase in the related party management fee related to the expected fee associated with the 2015 financial year. In addition, the prior year included a benefit of $69 million related to insurance recoveries (net of costs incurred), a $27 million benefit related to the settlement of a legal claim, a gain on the sale of Pactiv Foodservice's building products business and a gain on the sale of Closure's aluminum closures business in Germany.

Net Financial Expenses. Net financial expenses increased by $91 million, or 6%. The increase was primarily due to a loss of $305 million on extinguishment of debt from using the net proceeds from the sale of our SIG segment to reduce our indebtedness and an unfavorable change of $57 million in the fair value of embedded derivatives. These increases were partially offset by a decrease of $262 million in interest expense and a decrease in amortization of transaction costs due to the repayment of indebtedness with the net proceeds from the sale of our SIG segment.

Income Tax. We recognized income tax expense of $60 million on a loss before income tax of $294 million (an effective tax rate of -20%) compared to an income tax benefit of $70 million on a loss before income tax of $475 million (an effective tax rate of 15%) for the prior year. The effective tax rate for the year ended December 31, 2015 is primarily the result of: (i) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates, (ii) the inability to realize a tax benefit for losses in certain jurisdictions and (iii) the write-off of a deferred tax asset of $31 million that is no longer considered realizable. For a reconciliation of income tax expense, refer to note 10 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report.

Depreciation and Amortization. Depreciation and amortization decreased by $84 million, or 11%. The decrease was due to lower depreciation expense for certain assets which became fully depreciated or amortized as well as an $18 million benefit in the current year from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice.

Discontinued Operations, Net of Income Tax. Profit from discontinued operations of $2,672 million included a gain of $2,851 million, net of tax, from the sale of our SIG segment. This was partially offset by foreign currency transaction losses on intercompany debt that were attributable to discontinued operations.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	1,246	974
Depreciation and amortization from continuing operations	714	798
RGHL Group EBITDA(1) from continuing operations	1,960	1,772
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	17	11
Gain on sale of businesses and properties	(1)	(34)
Litigation settlement	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	(1)	14
Non-cash pension expense	65	31
Operational process engineering-related consultancy costs	18	7
Plant damages and associated insurance recoveries, net	—	(69)
Related party management fee	59	31
Restructuring costs, net of reversals	9	45
Strategic review costs	2	18
Unrealized (gain) loss on derivatives	(106)	125
Other	(3)	2
RGHL Group Adjusted EBITDA(1) from continuing operations	2,019	1,935
Segment detail of Adjusted EBITDA:
Evergreen	282	271
Closures	147	177
Reynolds Consumer Products	581	525
Pactiv Foodservice	602	553
Graham Packaging	445	446
Corporate/Unallocated(2)	(38)	(37)
RGHL Group Adjusted EBITDA from continuing operations	2,019	1,935

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	1,553	94%	1,597	93%	(44)	(3)%
Inter-segment revenue	100	6%	115	7%	(15)	(13)%
Total segment revenue	1,653	100%	1,712	100%	(59)	(3)%
Cost of sales	(1,343)	(81)%	(1,422)	(83)%	79	(6)%
Gross profit	310	19%	290	17%	20	7%
Selling, marketing and distribution expenses/ General and administration expenses	(85)	(5)%	(93)	(5)%	8	(9)%
Net other income (expenses)	6	—%	(3)	—%	9	NM
Profit from operating activities	231	14%	194	11%	37	19%
Evergreen segment Adjusted EBITDA	282	17%	271	16%	11	4%

Revenue. Total segment revenue decreased by $59 million, or 3%. Revenue from carton packaging decreased by $13 million due to lower sales volume as a result of a decrease in end-consumer demand for certain customers' products, partially offset by pricing and product mix improvements. Revenue from paper products decreased by $19 million due to lower sales volume as a result of a decrease in end-consumer demand and lower pricing. Revenue from liquid packaging board decreased by $27 million due to lower pricing and lower sales volume as a result of competitive pressures within the liquid packaging board market.

Cost of Sales. Cost of sales decreased by $79 million, or 6%. The decrease was primarily due to the previously discussed decrease in sales volume across all product categories. This decrease was also a result of favorable raw material costs, primarily resin and energy. Additionally, costs in the prior year included a $13 million non-cash pension expense related to the withdrawal from a multi-employer pension plan and expenses incurred due to adverse weather conditions which did not repeat in 2015. Partially offsetting these decreases were higher production and repair and maintenance costs as compared to the prior year due to a scheduled major mill outage in the current year with no corresponding outage in the prior year. For the years ended December 31, 2015 and 2014, raw material costs accounted for 42% and 44% of Evergreen's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $8 million, or 9%. The decrease was primarily due to lower employee-related costs.

Net Other. Net other changed by $9 million to net other income of $6 million. The change was primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	231	194
Depreciation and amortization	57	57
EBITDA	288	251
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	(1)	13
Other	(5)	7
Evergreen segment Adjusted EBITDA	282	271

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	968	99%	1,116	99%	(148)	(13)%
Inter-segment revenue	14	1%	12	1%	2	17%
Total segment revenue	982	100%	1,128	100%	(146)	(13)%
Cost of sales	(818)	(83)%	(937)	(83)%	119	(13)%
Gross profit	164	17%	191	17%	(27)	(14)%
Selling, marketing and distribution expenses/ General and administration expenses	(96)	(10)%	(101)	(9)%	5	(5)%
Net other income (expenses)	4	—%	7	1%	(3)	(43)%
Profit from operating activities	72	7%	97	9%	(25)	(26)%
Closures segment Adjusted EBITDA	147	15%	177	16%	(30)	(17)%
Revenue. Total segment revenue decreased by $146 million, or 13%.

Revenue in North America decreased by $43 million, or 9%. This decrease was primarily due to a $23 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the Mexican peso and unfavorable pricing of $31 million largely due to the pass-through of lower resin costs to customers. These decreases were partially offset by an increase in sales volume, primarily in the United States.

Revenue in the rest of the world decreased by $103 million, or 16%. This was primarily due to an $85 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the euro, Japanese yen, Brazilian real and Russian ruble. Lower sales volume, primarily in South America, was partially offset by higher sales volume in Asia. Revenue was also impacted by unfavorable pricing related to the pass-through of lower resin costs to customers.

Cost of Sales. Cost of sales decreased by $119 million, or 13%. The decrease was primarily due to a $99 million favorable foreign currency impact, lower material costs of $46 million primarily resulting from lower resin costs and the impact of lower sales volume. These favorable variances were partially offset by higher manufacturing costs of $22 million. For the years ended December 31, 2015 and 2014, raw material costs accounted for 60% and 64% of Closures' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $5 million, or 5%. The decrease was primarily due to a $6 million favorable foreign currency impact, partially offset by higher restructuring costs.

Net Other. Net other income decreased by $3 million to $4 million. The decrease was primarily due to the $13 million gain on the sale of the aluminum closures business in Germany in the prior year along with increased asset impairment charges. The decrease was partially offset by a $14 million favorable change in unrealized gains and losses on derivatives. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	72	97
Depreciation and amortization	68	74
EBITDA	140	171
Included in Closures segment EBITDA:
Gain on sale of businesses and properties	—	(14)
Restructuring costs, net of reversals	7	7
Unrealized (gain) loss on derivatives	(4)	10
Other	4	3
Closures segment Adjusted EBITDA	147	177

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	2,796	94%	2,717	94%	79	3%
Inter-segment revenue	173	6%	161	6%	12	7%
Total segment revenue	2,969	100%	2,878	100%	91	3%
Cost of sales	(2,226)	(75)%	(2,223)	(77)%	(3)	—%
Gross profit	743	25%	655	23%	88	13%
Selling, marketing and distribution expenses/ General and administration expenses	(261)	(9)%	(236)	(8)%	(25)	11%
Net other income (expenses)	24	1%	(23)	(1)%	47	NM
Profit from operating activities	506	17%	396	14%	110	28%
Reynolds Consumer Products segment Adjusted EBITDA	581	20%	525	18%	56	11%

Revenue. Total segment revenue increased by $91 million, or 3%. The increase was primarily due to $53 million of increased sales volume and $37 million in higher pricing and favorable product mix. The acquisition of Novelis Foil Products on June 30, 2014 contributed $42 million to the increased sales volume, of which $21 million was inter-segment revenue.

Cost of Sales. Cost of sales increased by $3 million. The increase was primarily due to incremental costs as a result of the acquisition of Novelis Foil Products, higher volume and higher manufacturing costs, partially offset by lower material costs. For both the years ended December 31, 2015 and 2014, raw material costs accounted for 74% of Reynolds Consumer Products' cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $25 million, or 11%. The increase was due to higher advertising and employee-related costs.

Net Other. Net other changed by $47 million to net other income of $24 million. The change was primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	506	396
Depreciation and amortization	96	98
EBITDA	602	494
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(21)	25
Other	—	6
Reynolds Consumer Products segment Adjusted EBITDA	581	525

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	3,414	86%	3,491	87%	(77)	(2)%
Inter-segment revenue	544	14%	543	13%	1	—%
Total segment revenue	3,958	100%	4,034	100%	(76)	(2)%
Cost of sales	(3,338)	(84)%	(3,464)	(86)%	126	(4)%
Gross profit	620	16%	570	14%	50	9%
Selling, marketing and distribution expenses/ General and administration expenses	(258)	(7)%	(274)	(7)%	16	(6)%
Net other income (expenses)	81	2%	2	—%	79	NM
Profit from operating activities	443	11%	298	7%	145	49%
Pactiv Foodservice segment Adjusted EBITDA	602	15%	553	14%	49	9%

Revenue. Total segment revenue decreased by $76 million, or 2%. The decrease was primarily due to the sale of the building products business in November 2014 which reduced revenue by $75 million and an unfavorable foreign currency impact of $72 million from the strengthening of the U.S. dollar against the Canadian dollar, Mexican peso and euro. Additionally, revenue was unfavorably impacted by $65 million due to pricing, as a result of the pass-through of lower resin costs to customers, and mix. These decreases were partially offset by incremental sales volume of $104 million driven by growth across the foodservice and food packaging markets and $31 million from the acquisition of Novelis Foil Products on June 30, 2014.

Cost of Sales. Cost of sales decreased by $126 million, or 4%. The decrease was primarily due to lower raw material costs (net of losses from commodity hedges), the sale of the building products business in November 2014, benefits from cost saving initiatives and improved operational performance and a favorable foreign currency impact. The decrease was partially offset by incremental costs resulting from higher sales volume. For the years ended December 31, 2015 and 2014, raw material costs accounted for 59% and 61% of Pactiv Foodservice's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $16 million, or 6%. The decrease was primarily related to a benefit in the current year from a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012. The decrease was also due to lower administrative expenses. Higher operational process engineering-related consultancy and employee compensation costs partially offset these decreases.

Net Other. Net other income increased by $79 million to $81 million. The increase was primarily due to a favorable change in unrealized gains and losses on derivatives in the current year, partially offset by a decrease in insurance recoveries (net of costs incurred) and the prior year gain on the sale of the building products business. These items, with the exception of insurance recoveries related to business interruption, have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	443	298
Depreciation and amortization	211	245
EBITDA	654	543
Included in Pactiv Foodservice segment EBITDA:
Gain on sale of businesses and properties	—	(20)
Operational process engineering-related consultancy costs	18	—
Plant damages and associated insurance recoveries, net	—	(69)
Restructuring costs, net of reversals	1	11
Unrealized (gain) loss on derivatives	(77)	84
Other	6	4
Pactiv Foodservice segment Adjusted EBITDA	602	553

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	2,447	100%	2,745	100%	(298)	(11)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,447	100%	2,745	100%	(298)	(11)%
Cost of sales	(2,083)	(85)%	(2,439)	(89)%	356	(15)%
Gross profit	364	15%	306	11%	58	19%
Selling, marketing and distribution expenses/General and administration expenses	(205)	(8)%	(213)	(8)%	8	(4)%
Net other income (expenses)	(2)	—%	20	1%	(22)	NM
Profit from operating activities	157	6%	113	4%	44	39%
Graham Packaging segment Adjusted EBITDA	445	18%	446	16%	(1)	—%

Revenue. Total segment revenue decreased by $298 million, or 11%. The decrease was primarily due to a $132 million decrease in sales volume, a decline in pricing primarily from lower resin costs passed through to customers and a $90 million unfavorable foreign currency impact, partially offset by favorable changes in product mix. The decrease in sales volume was primarily due to contract losses, the majority of which occurred in prior years for which the full year impact has not yet been realized, and a decrease in end-consumer demand for certain customers' products, partially offset by the awarding of new business. The unfavorable foreign currency impact was largely due to the strengthening of the U.S. dollar against the Mexican peso, euro, Brazilian real and Polish zloty.

Cost of Sales. Cost of sales decreased by $356 million, or 15%. The decrease was primarily due to a decrease in resin costs, $102 million due to the lower sales volume, a $74 million favorable foreign currency impact, $33 million in lower depreciation expense as certain assets became fully depreciated and a decrease in restructuring costs, partially offset by unfavorable changes in product mix. For the years ended December 31, 2015 and 2014, raw material costs accounted for 55% and 57% of Graham Packaging's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $8 million, or 4%. The decrease was primarily due to a favorable foreign currency impact, a decrease in operational process engineering-related costs and a decrease in restructuring costs, partially offset by an increase in employee-related costs.

Net Other. Net other changed by $22 million to net other expenses of $2 million. The change was primarily due to a benefit of $27 million in the prior year related to the settlement of a legal claim, partially offset by gains on the sale of property, plant and equipment during the current year and a favorable change in unrealized gains and losses on derivatives. These items, with the exception of certain gains on the sale of property, plant and equipment, have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	157	113
Depreciation and amortization	282	324
EBITDA	439	437
Included in Graham Packaging segment EBITDA:
Litigation settlement	—	(18)
Restructuring costs, net of reversals	1	19
Other	5	8
Graham Packaging segment Adjusted EBITDA	445	446

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2015	2014	Change	% change
Gross profit (loss)	(1)	4	(5)	NM
Selling, marketing and distribution expenses/General and administration expenses	(102)	(79)	(23)	29%
Net other income (expenses)	(60)	(49)	(11)	22%
Loss from operating activities	(163)	(124)	(39)	(31)%
Corporate/Unallocated Adjusted EBITDA	(38)	(37)	(1)	(3)%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $23 million, or 29%. The increase was primarily due to an increase of $34 million in non-cash pension expense as a result of lower interest income and higher administrative expenses. This item has been included in the segment's Adjusted EBITDA calculation. This increase was partially offset by a reduction in lease termination costs, environmental reserve requirements, related party service fees and professional fees.

Net Other. Net other expenses increased by $11 million to $60 million. The increase was primarily due to a $28 million increase in the related party management fee related to the expected fee associated with the 2015 financial year partially offset by $16 million decrease in strategic review costs. These items have been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Loss from operating activities	(163)	(124)
Depreciation and amortization	—	—
EBITDA	(163)	(124)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	65	31
Related party management fee	59	31
Strategic review costs	2	18
Other	(1)	7
Corporate/Unallocated Adjusted EBITDA	(38)	(37)

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2014	% of revenue	2013	% of revenue	Change	% change
Revenue	11,666	100%	11,752	100%	(86)	(1)%
Cost of sales	(9,650)	(83)%	(9,671)	(82)%	21	—%
Gross profit	2,016	17%	2,081	18%	(65)	(3)%
Selling, marketing and distribution expenses/General and administration expenses	(996)	(9)%	(1,044)	(9)%	48	(5)%
Net other income (expenses)	(46)	—%	(91)	(1)%	45	(49)%
Profit from operating activities	974	8%	946	8%	28	3%
Financial income	25	—%	189	2%	(164)	(87)%
Financial expenses	(1,474)	(13)%	(1,405)	(12)%	(69)	5%
Net financial expenses	(1,449)	(12)%	(1,216)	(10)%	(233)	19%
Profit (loss) from continuing operations before income tax	(475)	(4)%	(270)	(2)%	(205)	(76)%
Income tax (expense) benefit	70	1%	(4)	NM	74	NM
Profit (loss) from continuing operations	(405)	(3)%	(274)	(2)%	(131)	(48)%
Profit (loss) from discontinued operations, net of income tax	105	NM	206	NM	(101)	(49)%
Profit (loss) for the year	(300)	NM	(68)	NM	(232)	NM
Depreciation and amortization from continuing operations	798	7%	853	7%	(55)	(6)%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,935	17%	2,068	18%	(133)	(6)%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

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

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $48 million, or 5%. The decrease was primarily due to a $26 million decrease in non-cash pension expense at the corporate segment and as a result of continued efforts to reduce employee-related costs and various other general and administration expenses. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue remained unchanged at 9%.

Net Other. Net other expenses decreased by $45 million to $46 million. The decrease was primarily due to a $62 million favorable impact from insurance recoveries, net of costs incurred at Pactiv Foodservice, $33 million in decreased business integration costs, $31 million in lower asset impairment charges, a $27 million benefit related to the settlement of a legal claim at Graham Packaging, a $17 million gain on the sale of Pactiv Foodservice's building products business and a $13 million gain on the sale of Closures' aluminum closures business. The decrease was partially offset by a $128 million change in unrealized gains and losses on derivatives and $18 million in strategic review costs in the current year.

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

We are primarily exposed to foreign currency exchange risk that impacts the reported financial income and financial expenses of the RGHL Group as a result of the remeasurement at each reporting date of cash and cash equivalents and indebtedness that are denominated in currencies other than the functional currencies of the respective entities. For the years ended December 31, 2014 and 2013, the RGHL Group's primary foreign currency exchange exposure resulted from euro-denominated net intercompany borrowings receivable in a U.S. dollar functional currency entity. In addition, we are exposed to foreign currency exchange risk on certain other intercompany borrowings between certain of our entities with different functional currencies. As a result of the changes in the prevailing foreign currency exchange rates, the RGHL Group recognized a foreign currency exchange loss of $35 million during the year ended December 31, 2014 compared to a foreign currency exchange gain of $106 million during the year ended December 31, 2013. For more information regarding the RGHL Group's financial expenses and borrowings, refer to note 9 and note 17, respectively, of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. For more information regarding the sensitivity of the foreign currency exchange gains and losses on the borrowings, refer to “— Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Exchange Rate Risk.”

Income Tax. We recognized income tax benefit of $70 million on a loss before income tax of $475 million (an effective tax rate of 15%) compared to an income tax expense of $4 million on a loss before income tax of $270 million (an effective tax rate of -1%) for the prior year. The effective tax rate for the year ended December 31, 2014 is primarily the result of the unrecognized tax benefit of current period losses in non-U.S. jurisdictions. The effective tax rate for the year ended December 31, 2013 is primarily the result of (i) the mix of profits and losses in different taxing jurisdictions and (ii) the benefit from losses in certain jurisdictions that were unable to be recognized. For a reconciliation of income tax expense, refer to note 10 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Depreciation and Amortization. Depreciation and amortization decreased by $55 million, or 6%, primarily due to certain assets becoming fully depreciated at Graham Packaging.

Discontinued Operations, Net of Income Tax. While revenue was slightly down, the realized benefits from cost saving initiatives more than offset the decline.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	974	946
Depreciation and amortization from continuing operations	798	853
RGHL Group EBITDA(1) from continuing operations	1,772	1,799
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	11	42
Business integration costs	3	36
Gain on sale of businesses and properties	(34)	(1)
Litigation settlement	(18)	—
Non-cash change in multi-employer pension plan withdrawal liability	14	66
Non-cash pension expense	31	57
Plant damages and associated insurance recoveries, net	(69)	(7)
Related party management fee	31	30
Restructuring costs, net of reversals	45	41
Strategic review costs	18	—
Unrealized (gain) loss on derivatives	125	(3)
Other	6	8
RGHL Group Adjusted EBITDA(1) from continuing operations	1,935	2,068
Segment detail of Adjusted EBITDA:
Evergreen	271	247
Closures	177	162
Reynolds Consumer Products	525	555
Pactiv Foodservice	553	626
Graham Packaging	446	523
Corporate/Unallocated(2)	(37)	(45)
RGHL Group Adjusted EBITDA from continuing operations	1,935	2,068

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	1,597	93%	1,553	93%	44	3%
Inter-segment revenue	115	7%	113	7%	2	2%
Total segment revenue	1,712	100%	1,666	100%	46	3%
Cost of sales	(1,422)	(83)%	(1,453)	(87)%	31	(2)%
Gross profit	290	17%	213	13%	77	36%
Selling, marketing and distribution expenses/ General and administration expenses	(93)	(5)%	(85)	(5)%	(8)	9%
Net other income (expenses)	(3)	—%	2	—%	(5)	NM
Profit from operating activities	194	11%	130	8%	64	49%
Evergreen segment Adjusted EBITDA	271	16%	247	15%	24	10%

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

Net Other. Net other changed by $5 million to net other expenses of $3 million primarily due to a $6 million change in unrealized gains and losses on derivatives. This item has been included in the segment's Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	194	130
Depreciation and amortization	57	57
EBITDA	251	187
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	13	61
Other	7	(1)
Evergreen segment Adjusted EBITDA	271	247

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	1,116	99%	1,181	99%	(65)	(6)%
Inter-segment revenue	12	1%	10	1%	2	20%
Total segment revenue	1,128	100%	1,191	100%	(63)	(5)%
Cost of sales	(937)	(83)%	(1,001)	(84)%	64	(6)%
Gross profit	191	17%	190	16%	1	1%
Selling, marketing and distribution expenses/ General and administration expenses	(101)	(9)%	(120)	(10)%	19	(16)%
Net other income (expenses)	7	1%	(10)	(1)%	17	NM
Profit from operating activities	97	9%	60	5%	37	62%
Closures segment Adjusted EBITDA	177	16%	162	14%	15	9%

Revenue. Total segment revenue decreased by $63 million, or 5%.

Revenue in North America increased by $7 million, or 1%. The increase was primarily due to $24 million in price increases from the pass-through of higher resin costs to customers, lower claims, increased equipment sales and improved product mix. The increase was partially offset by $11 million in lower sales volume associated with decreased customer demand due to market conditions primarily in Mexico, and a $6 million unfavorable foreign currency impact, primarily due to the strengthening of the U.S. dollar against the Mexican peso.

Revenue in the rest of the world decreased by $70 million, or 10%. The decrease was primarily due to the sale of the aluminum closures business in Germany in January 2014, which reduced revenue by $55 million, and a $33 million unfavorable impact from changes in foreign currency exchange rates, largely due to the strengthening of the U.S. dollar against the Japanese yen, Brazilian real, Argentine peso and Russian ruble, partially offset by the strengthening of the euro against the U.S. dollar. The decrease was partially offset by approximately $19 million in product mix changes and price improvements related to the pass-through of higher resin costs to customers.

Cost of Sales. Cost of sales decreased by $64 million, or 6%. The decrease was primarily due to $37 million in lower manufacturing costs, reflecting the sale of the aluminum closures business in Germany and the benefit from prior year restructuring initiatives, and a $27 million decrease due to lower sales volume. In addition, there was a $39 million favorable foreign currency impact due to the strengthening of the U.S. dollar. The decrease was partially offset by $40 million in higher raw material costs, including resin. For the years ended December 31, 2014 and 2013, raw material costs accounted for 64% and 61% of Closures' cost of sales, respectively.

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	97	60
Depreciation and amortization	74	77
EBITDA	171	137
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	(1)	11
Gain on sale of businesses and properties	(14)	—
Restructuring costs, net of reversals	7	17
Unrealized (gain) loss on derivatives	10	(4)
Other	4	1
Closures segment Adjusted EBITDA	177	162

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	2,717	94%	2,572	95%	145	6%
Inter-segment revenue	161	6%	136	5%	25	18%
Total segment revenue	2,878	100%	2,708	100%	170	6%
Cost of sales	(2,223)	(77)%	(2,019)	(75)%	(204)	10%
Gross profit	655	23%	689	25%	(34)	(5)%
Selling, marketing and distribution expenses/ General and administration expenses	(236)	(8)%	(234)	(9)%	(2)	1%
Net other income (expenses)	(23)	(1)%	(3)	—%	(20)	NM
Profit from operating activities	396	14%	452	17%	(56)	(12)%
Reynolds Consumer Products segment Adjusted EBITDA	525	18%	555	20%	(30)	(5)%

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	396	452
Depreciation and amortization	98	96
EBITDA	494	548
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	25	4
Other	6	3
Reynolds Consumer Products segment Adjusted EBITDA	525	555

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	3,491	87%	3,422	85%	69	2%
Inter-segment revenue	543	13%	588	15%	(45)	(8)%
Total segment revenue	4,034	100%	4,010	100%	24	1%
Cost of sales	(3,464)	(86)%	(3,358)	(84)%	(106)	3%
Gross profit	570	14%	652	16%	(82)	(13)%
Selling, marketing and distribution expenses/ General and administration expenses	(274)	(7)%	(301)	(8)%	27	(9)%
Net other income (expenses)	2	—%	12	—%	(10)	(83)%
Profit from operating activities	298	7%	363	9%	(65)	(18)%
Pactiv Foodservice segment Adjusted EBITDA	553	14%	626	16%	(73)	(12)%

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

Cost of Sales. Cost of sales increased by $106 million, or 3%. The increase was primarily due to $77 million in higher raw material costs, primarily resin, and due to increased sales volume. The increase was partially offset by improved operational performance driven by benefits from continued focus on manufacturing efficiencies in pre-existing capacity. For the years ended December 31, 2014 and 2013, raw material costs accounted for 61% and 60% of Pactiv Foodservice's cost of sales, respectively.

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	298	363
Depreciation and amortization	245	246
EBITDA	543	609
Included in Pactiv Foodservice segment EBITDA:
Gain on sale of businesses and properties	(20)	(1)
Plant damages and associated insurance recoveries, net	(69)	(7)
Restructuring costs, net of reversals	11	10
Unrealized (gain) loss on derivatives	84	(2)
Other	4	17
Pactiv Foodservice segment Adjusted EBITDA	553	626

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2014	% of segment revenue	2013	% of segment revenue	Change	% change
External revenue	2,745	100%	3,024	100%	(279)	(9)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,745	100%	3,024	100%	(279)	(9)%
Cost of sales	(2,439)	(89)%	(2,685)	(89)%	246	(9)%
Gross profit	306	11%	339	11%	(33)	(10)%
Selling, marketing and distribution expenses/General and administration expenses	(213)	(8)%	(204)	(7)%	(9)	4%
Net other income (expenses)	20	1%	(62)	(2)%	82	NM
Profit from operating activities	113	4%	73	2%	40	55%
Graham Packaging segment Adjusted EBITDA	446	16%	523	17%	(77)	(15)%

Revenue. Total segment revenue decreased by $279 million, or 9%. The decrease in revenue was primarily due to a $259 million decrease in sales volume, primarily due to reduced volume in the household and personal care product categories as contract losses in prior years became effective in the current year, and a decrease in end-consumer demand for certain customers' products, primarily in the food and beverage markets. These decreases in sales volume were partially offset by the awarding of new business. Also contributing to the decline was an unfavorable foreign currency impact of $26 million, largely due to the strengthening of the U.S. dollar against the Mexican peso, Brazilian real and Argentine peso, and a decrease in resin pricing passed through to customers.

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Profit from operating activities	113	73
Depreciation and amortization	324	375
EBITDA	437	448
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	9	21
Business integration costs	—	36
Litigation settlement	(18)	—
Restructuring costs, net of reversals	19	13
Other	(1)	5
Graham Packaging segment Adjusted EBITDA	446	523

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2014	2013	Change	% change
Gross profit (loss)	4	(2)	6	NM
Selling, marketing and distribution expenses/General and administration expenses	(79)	(100)	21	(21)%
Net other income (expenses)	(49)	(30)	(19)	63%
Loss from operating activities	(124)	(132)	8	6%
Corporate/Unallocated Adjusted EBITDA	(37)	(45)	8	18%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $21 million, or 21%. The decrease was primarily due to $26 million in lower non-cash pension expense. This item has been included in the Adjusted EBITDA calculation.

Net Other. Net other expenses increased by $19 million to $49 million. The increase was primarily due to $18 million in strategic review costs in 2014. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2014	2013
Loss from operating activities	(124)	(132)
Depreciation and amortization	—	2
EBITDA	(124)	(130)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	31	57
Related party management fee	31	30
Strategic review costs	18	—
Other	7	(2)
Corporate/Unallocated Adjusted EBITDA	(37)	(45)

Differences Between the RGHL Group and Bev Pack Results of Operations

There are certain differences between the RGHL Group audited consolidated financial statements and the Bev Pack audited combined financial statements, each included elsewhere in this annual report. Bev Pack consists of BP I, BP I's consolidated subsidiaries and BP II.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group audited consolidated financial statements and the Bev Pack audited combined financial statements. The differences in the reported profit (loss) before income tax between the two sets of financial statements are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given year.

Differences between the RGHL Group statement of financial position and the Bev Pack statement of financial position are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and Bev Pack.

Differences between the RGHL Group statement of cash flows and the Bev Pack statement of cash flows primarily relate to the management fee and transactions associated with share capital.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group's cash flows for the years presented:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Net cash flows from (used in) operating activities	654	881	785
Net cash flows from (used in) investing activities	3,820	(548)	(764)
Net cash flows from (used in) financing activities	(4,156)	(96)	(101)
Net increase (decrease) in cash and cash equivalents	318	237	(80)

Cash Flows from (used in) Operating Activities

Cash provided by operations was $654 million compared to $881 million in the prior year, a decrease of $227 million. The current year includes payment of $226 million in premiums as a result of the repayment of borrowings from the proceeds from the sale of SIG and $38 million in disposal costs. The current year also includes cash used in operating activities of $16 million compared to cash from operating activities of $498 million in the prior year related to SIG. Our continuing operations experienced a lesser build up in working capital in the current year, primarily as a result of lower raw material costs, as well as a decrease of $156 million in interest payments due to the repayment of borrowings.

Cash provided by operations was $881 million for the year ended December 31, 2014 compared to $785 million for the year ended December 31, 2013, an increase of $96 million. The increase was primarily due to a reduction of $69 million in interest paid as we realized the benefits of our 2013 refinancing initiatives. We also experienced improvements in working capital, particularly in accounts receivable and accounts payable. These improvements were partially offset by a lesser build in provisions in 2014.

Cash Flows from (used in) Investing Activities

Cash from investing activities was $3,820 million compared to cash used in investing activities of $548 million in the prior year, an increase of $4,368 million. The current year includes net cash proceeds of $4,149 million received from the sale of SIG and a reduction of $306 million in capital expenditures, partially offset by net cash proceeds of $80 million in the prior year primarily from Pactiv Foodservice's disposal of the building products business and the picks and stirrers business.

Cash used in investing activities was $548 million for the year ended December 31, 2014 compared to $764 million for the year ended December 31, 2013, a decrease of $216 million. Net cash proceeds of $80 million were received in 2014 mainly from Pactiv Foodservice’s disposal of the building products business and the picks and stirrers business. The decrease is also due to a reduction of $67 million in spending on acquisitions, a reduction of $37 million in capital expenditures and an increase of $36 million in insurance proceeds.

Cash Flows from (used in) Financing Activities

The net cash outflow during each respective year is summarized as follows:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Drawdown of borrowings	150	169	3,966
Repayment of borrowings	(4,282)	(228)	(4,039)
Payment of debt transaction costs	(15)	(3)	(25)
Share repurchase	—	(31)	—
Other	(9)	(3)	(3)
Net cash outflow	(4,156)	(96)	(101)

Refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures decreased by $306 million, or 45%, to $381 million in the current year. The decrease reflects $169 million in lower spending as a result of the sale of SIG and a reduction of $94 million in spending at Pactiv Foodservice as expansion and plant rebuild projects in 2014 were completed. Capital expenditures incurred in the current year include $29 million related to discontinued operations prior to its sale.

We expect to incur approximately $375 million in capital expenditures during 2016 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Capital expenditures decreased by $37 million, or 5%, in 2014 compared to 2013. The decrease was primarily driven by Pactiv Foodservice due to higher spending in 2013 in order to replace capacity lost as a result of the fire at the Macon, Georgia plant and the damage from Hurricane Sandy at the Kearny, New Jersey facility. Capital expenditures incurred in 2014 included $198 million related to discontinued operations.

Capital Resources

We have substantial debt and debt service obligations. As of December 31, 2015, our total indebtedness of $13,844 million was comprised of the outstanding principal amounts of our borrowings.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Credit Agreement. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment and inventory, intellectual property and insurance policies, subject to certain exclusions.

As of December 31, 2015, the Credit Agreement included revolving facilities of $120 million and €54 million ($59 million), which were utilized in the amounts of $62 million and none, respectively, in the form of bank guarantees and letters of credit.

Certain members of the RGHL Group are parties to the Securitization Facility pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2015, the RGHL Group had drawn $316 million under the Securitization Facility.

We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

We or our affiliates may from time to time seek to retire or repurchase our outstanding indebtedness in open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other considerations.

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Credit Agreement, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of December 31, 2015, we had $58 million and €54 million ($59 million) available for drawing under our revolving credit facilities. Our revolving credit facilities mature in December 2018.

Our ability to borrow under our revolving credit facilities or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes and the 2013 Notes), including financial covenants.

As of December 31, 2015, our total indebtedness of $13,844 million was comprised of the outstanding principal amounts of our borrowings. Our 2016 annual cash interest obligations on our Credit Agreement, the Reynolds Notes, the 2013 Notes, the Securitization Facility and our other indebtedness are expected to be approximately $930 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of December 31, 2015 and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. In addition, $642 million of 2013 Senior Notes mature on December 15, 2016. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for details related to our debt and related repayment terms.

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

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement's senior secured first lien leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our senior secured first lien leverage ratio does not exceed 3.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the senior secured first lien leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted subject to pro forma compliance with the Credit Agreement's senior secured first lien leverage ratio covenant.

Under the Credit Agreement, we are subject to a maintenance covenant that stipulates a maximum net senior secured first lien leverage ratio. As of the last day of each fiscal quarter, our net senior secured first lien leverage ratio must be less than or equal to 4.50 to 1.00.

As of December 31, 2015, our net senior secured first lien leverage ratio was 2.92x as calculated for purposes of the maintenance covenant under the Credit Agreement. The Credit Agreement does not require us to include the indebtedness under the Securitization Facility in the calculation of the net senior secured first lien leverage ratio.

The Credit Agreement and the indentures governing the Reynolds Notes (excluding the February 2012 Senior Notes, which no longer contain such covenants) and the 2013 Notes also contain negative covenants. The negative covenants include limitations, subject to agreed exceptions, on the ability of RGHL and its material subsidiaries to: incur additional indebtedness (including guarantees); incur liens; enter into sale and lease-back transactions; make investments, loans and advances; implement mergers, consolidations and sales of assets; make restricted payments or enter into restrictive agreements; enter into transactions with affiliates on non-arm's length terms; change the business conducted by RGHL and its subsidiaries; prepay, or make redemptions and repurchases of specified indebtedness; amend certain material agreements governing specified indebtedness; make certain amendments to the organizational documents of RGHL and its material subsidiaries; change RGHL's fiscal year; and under the 2013 Notes conduct certain activities in the case of BP II and Beverage Packaging Holdings II Issuer Inc. (the co-issuer of the 2013 Notes).

The Credit Agreement and the indentures governing the Reynolds Notes and the 2013 Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement and our other outstanding indebtedness, including the Reynolds Notes and the 2013 Notes. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of profit or loss. As of December 31, 2015, our non-current derivative asset of $99 million only includes embedded derivatives. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.
Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2015:

	Payments, due by period, as of December 31, 2015
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,007	1,007	—	—	—
Financial liabilities(1)	17,686	1,910	5,667	7,331	2,778
Operating leases	378	100	142	71	65
Unconditional capital expenditure obligations	62	62	—	—	—
Total contractual obligations	19,133	3,079	5,809	7,402	2,843

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of December 31, 2015. Both the London Interbank Offered Rate ("LIBOR") and the Euro Interbank Offered Rate ("EURIBOR") during the month of December 2015 were below the floor rates established in accordance with the respective agreements.

As of December 31, 2015, our liabilities for pensions, post-employment benefits, and uncertain tax positions totaled $1,114 million. We are unable to determine the ultimate timing of these liabilities; therefore, we have excluded these amounts from the contractual obligations table above.

Beginning with the fiscal year ended December 31, 2014, the RGHL Group was required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the Credit Agreement. In March 2015, a prepayment of $64 million was made, which reduced future quarterly amortization payments. There is no excess cash flow that would require a prepayment to be made in 2016. As a result, the next scheduled quarterly amortization payment is due September 30, 2017.

Contingent Liabilities

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The RGHL Group does not have a management fee agreement with any related parties. Rank Group Limited ("Rank Group"), an entity that is also controlled by the RGHL Group’s ultimate shareholder, charged the RGHL Group a Management Fee of $35 million, $39 million and $38 million, of which $29 million, $31 million and $30 million was included in continuing operations with the remainder included in discontinued operations, for the years ended December 31, 2015, 2014 and 2013, respectively. In addition, the RGHL Group has accrued $30 million in 2015 in respect of an expected management fee related to the 2015 financial year. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the Credit Agreement permits the RGHL Group to pay a Management Fee of up to $37 million in respect of those years.
As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2015, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.

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

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2015. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Credit Agreement and our Securitization Facility. As of December 31, 2015, the Credit Agreement included an interest rate floor of (i) 1.0% per annum on U.S. and European revolving loans and (ii) 1.0% per annum on U.S. and European term loans. As of December 31, 2015, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying three-month LIBOR and EURIBOR as of December 31, 2015 were 0.61% and (0.13)%, respectively. Based on our outstanding debt commitments as of December 31, 2015, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $13 million increase in interest expense on the U.S. term loan and no impact on interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Credit Agreement.

The interest rate on the Securitization Facility as of December 31, 2015 was 2.34%. Based on our outstanding debt commitments under our Securitization Facility as of December 31, 2015, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $3 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use forward exchange contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of December 31, 2015.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	3,632,933,567		$118.55 - 122.81	Jan 2016 - Nov 2016
Currency futures	Sell	South Korean won	1,482,479,555		$1,202.77 - 1,207.88	Jan 2016 - Dec 2016
Currency forwards	Sell	CA$	104,186,138		$1.2032 - 1.3882	Jan 2016 - Dec 2016
Currency forwards	Buy	EUR	234,701		$0.9183	Jan 2016

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2015, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net asset of $5 million. During the year ended December 31, 2015, we recognized a $2 million unrealized gain and a realized gain of $14 million in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to foreign currency exchange derivatives.

We are exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.
We are also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €175 million related to the sale of SIG.
A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2015, would have resulted in a $1 million reduction (increase) in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

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

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of December 31, 2015.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	37,257	$1,449 - $2,356	Jan 2016 - Sep 2017*
Aluminum Midwest Premium swaps	pound	76,579,896	$0.06 - $0.22	Jan 2016 - Jan 2017
Natural gas swaps	million BTU	4,878,257	$2.23 - $3.30	Jan 2016 - Dec 2016
Paraxylene swaps	pound	2,732,629	$0.44 - $0.52	Jan 2016 - Jun 2016
Polymer-grade propylene swaps	pound	52,736,392	$0.33 - $0.49	Jan 2016 - Dec 2016
Benzene swaps	U.S. liquid gallon	14,842,550	$2.25 - $2.89	Jan 2016 - Sep 2016
Diesel swaps	U.S. liquid gallon	12,615,528	$2.38 - $3.19	Jan 2016 - Dec 2016
Low-density polyethylene swaps	pound	15,000,000	$0.80 - $1.01	Jan 2016 - Jun 2016
High-density polyethylene film swaps	metric tonne	4,883	$1,305 - $1,360	Jan 2016 - Dec 2016

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2015, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $18 million. During the year ended December 31, 2015, we recognized a $112 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a realized loss of $182 million as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2015, would have resulted in a $2 million increase (reduction) in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

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

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

We assess the carrying values of goodwill, identifiable intangible assets, property, plant and equipment and investment properties in accordance with International Accounting Standard ("IAS") 36, "Impairment of Assets." Goodwill and intangibles with indefinite useful lives are assessed for impairment at least annually. Other non-current assets are tested when a triggering event may indicate the existence of impairment. If any such indication of impairment exists, the asset's recoverable amount is determined.

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

The estimated fair value less costs to sell of the Reynolds® and Hefty® trademarks have first been determined as individual assets using the relief from royalty method.

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

In estimating fair values, we make significant judgments with respect to the revenue, forecasted 2016 Adjusted EBITDA, discount rates and useful lives of our assets. The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. We believe we make every reasonable effort to ensure that we accurately estimate the fair value of the assets. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. A hypothetical 10% change in any of the key assumptions would not result in an impairment, except for Graham Packaging, as all recoverable amounts exceeded carrying value by a substantial amount. For Graham Packaging, the recoverable amount exceeded the carrying value of $3.4 billion by approximately 5%. A 5% change in either the forecasted earnings or the estimated earnings multiple or a combined 5% change in both assumptions could result in an impairment of the goodwill. Graham Packaging's goodwill as of December 31, 2015 was $1,411 million. For additional information, refer to note 4.1 and note 14 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Deferred tax assets represent deductions available to reduce taxable income in future years. We evaluate the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The forecasts of future taxable income rely heavily on the use of estimates. We recognize deferred tax assets when we consider it more likely than not that the deferred tax asset will be recoverable.

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

Employee Benefits

The RGHL Group operates a number of defined benefit pension plans, which define the level of pension benefit an employee will receive on retirement. We operate defined benefit plans in several countries including the United States. We also operate post-employment medical benefit plans in the United States. Amounts recognized under these plans are determined using actuarial valuation methods. These methods involve assumptions regarding variables such as discount rate, expected salary increases, the retirement age of employees and their life expectancies and future healthcare costs. These assumptions are reviewed at least annually and reflect estimates at the measurement date. Changes in these key assumptions, including the discount rate, can have a significant impact on our defined benefit obligations, future funding requirements and post-employment benefit costs recognized. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense. Holding all other assumptions constant, a one-half percentage point increase in the discount rate would decrease the defined benefit obligation by $246 million and decrease pre-tax pension expense by $8 million. A one-half percentage point decrease in the discount rate would increase the defined benefit obligation by $271 million and increase pre-tax pension expense by $7 million. For more information, refer to note 18 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Recently Issued Accounting Pronouncements

Refer to note 3.19 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for information regarding new and revised accounting standards and interpretations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

We describe below the directors and senior management of RGHL, BP I and BP II and the senior management of our segments. Each of RGHL, BP I and BP II is ultimately controlled by Mr. Graeme Hart.

Directors of RGHL, BP I and BP II and Senior Management of the RGHL Group

Members of the RGHL Group's senior management and the respective principal boards are as follows:

Name	Role	Age
Directors:
Graeme Hart	Sole indirect owner and Director of RGHL	60
Thomas Degnan	Director of RGHL	68
Bryce Murray	Director of RGHL	58
Gregory Cole	Director of RGHL and Member of the Supervisory Boards of BP I and BP II	52
Allen Hugli	Member of the Supervisory Boards of BP I and BP II	53
Andrew Liddell	Member of the Supervisory Boards of BP I and BP II	48
Stewart Kam-Cheong	Member of the Management Boards of BP I and BP II	53
Olivier Dorier	Member of the Management Boards of BP I and BP II	47
Herman Schommarz	Member of the Management Boards of BP I and BP II	45
Senior Management of the RGHL Group:
Thomas Degnan	Chief Executive Officer of RGHL	68
Allen Hugli	Chief Financial Officer of RGHL	53
Joseph Doyle	Group Legal Counsel of RGHL	56
John Rooney	Chief Executive Officer of Evergreen and Graham Packaging	52
Marshall White	Chief Executive Officer of Closures (until February 2016)	46
Lance Mitchell	Chief Executive Officer of Reynolds Consumer Products	56
John McGrath	Chief Executive Officer of Pactiv Foodservice	57

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

Thomas Degnan is a director and the Chief Executive Officer of RGHL, UCI Holdings Limited and Autoparts Holdings Limited. He is also a director and officer of a number of companies within the RGHL Group. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies.

Bryce Murray is a director of RGHL. Mr. Murray is a member of the RGHL Audit Committee. In addition, he has an oversight role at a number of the operating companies in the RGHL Group. He also is a director of Rank Group and other entities owned by Mr. Hart. He also has primary responsibility for the operational management of the Carter Holt Harvey group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group Mr. Murray held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies. Prior to joining Rank Group, Mr. Murray was a partner with the accounting firm Deloitte Touche Tohmatsu.

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

Joseph Doyle is the Group Legal Counsel of RGHL, UCI Holdings Limited and Autoparts Holdings Limited. Mr. Doyle was appointed RGHL's Group Legal Counsel following the Pactiv acquisition in 2010 and was appointed UCI Holdings Limited and Autoparts Holdings Limited's Group Legal Counsel in 2015. Prior to joining RGHL, Mr. Doyle was General Counsel for Pactiv from 2007 to 2010. Prior to joining Pactiv, he was a partner with the law firm Mayer Brown from 2001 to 2007.

John Rooney is the Chief Executive Officer of Evergreen and Graham Packaging. He was appointed the Chief Executive Officer of Evergreen in May 2011 and Chief Executive Officer of Graham Packaging in November 2015. Mr. Rooney has worked at Evergreen since 1991 in a number of progressive leadership assignments including Plant Manager, International Marketing, Business Integration and General Manager of Evergreen Packaging Equipment. Most recently, Mr. Rooney led the North American Converting and Equipment businesses while also overseeing Sales & Operations Planning and Logistics & Distribution enterprise-wide for Evergreen.

Marshall White was the Chief Executive Officer of Closures until February 2016. He was appointed the Chief Executive Officer in June 2014. Prior to such appointment, he served as Chief Operating Officer, Vice President of North America Region and Director of Manufacturing for the North America Region within the Closures business. Mr. White began his first role with Closures under Alcoa in November 2006. Prior to joining Closures, he worked in various technical and leadership roles within Alcoa in the United States. Mr. White started his career with Alcoa in June 1991 as an engineer at the Massena, New York operations.

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

Employees

RGHL and its subsidiaries had approximately 30,000 employees as of December 31, 2015 and 35,000 employees (including approximately 5,000 employees in discontinued operations) as of December 31, 2014. Further information regarding the employees of each of the five segments is included in "Item 4. Information on RGHL — Business Overview."

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

As of February 24, 2016, RGHL has issued 71,500,004 shares, which are all owned by Packaging Finance Limited, a New Zealand corporation, which is 100% owned by Packaging Holdings Limited, a New Zealand corporation, which is 100% owned by Mr. Graeme Hart. BP I has issued 382,995 shares and BP II has issued 45,840 shares, all of which are owned by RGHL.

In November 2015, BP I repurchased and canceled 42,555 class J shares from RGHL, its sole shareholder.

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

No advances or repayments were made during the year ended December 31, 2015 or the year ended December 31, 2014. During 2015 and 2014, interest was charged at 6.21% to 6.92% and 6.22% to 6.95%, respectively. As of December 31, 2015 and December 31, 2014, $307 million and $330 million, respectively, inclusive of capitalized interest, was outstanding under the loan. As of February 24, 2016, $301 million, including capitalized interest, was outstanding under the loan.

Rank Group Management Fee

In December 2015, June 2014 and November 2013, RGHL paid fees of $35 million, $39 million and $38 million, respectively, to Rank Group for management, consulting, monitoring and advisory services. In addition, RGHL has accrued $30 million in 2015 in respect of an expected management fee related to the 2015 financial year.

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

Financing Agreements

Below is a description of our key financing agreements, including our Credit Agreement, the Reynolds Notes and the 2013 Notes. Copies of the key documents to these financing agreements are filed as exhibits to this annual report. The descriptions below are qualified in their entirety by the actual documents.

Credit Agreement

On November 27, 2013, RGHL and certain of its subsidiaries entered into an amendment and incremental term loan assumption agreement which amended the Credit Agreement and incurred thereunder $2,213 million of term loans (the “U.S. Term Loans”) and €297 million of term loans (the “European Term Loans” and, together with the U.S. Term Loans, the “Term Loans”). On November 27, 2013, concurrent with the incurrence of the Term Loans under the Credit Agreement, the borrowers under the Credit Agreement repaid in full the term loans then outstanding under the Credit Agreement. Certain terms of the Credit Agreement were amended, including but not limited to: (a) extend the maturity date from September 28, 2018 to December 1, 2018; (b) reduce the applicable margin on Eurocurrency borrowings to 3.00% for U.S. Term Loans and to 3.25% for European Term Loans; (c) remove the restrictions on the ability to repay senior unsecured notes; and (d) increase the flexibility to repay subordinated notes within one year of maturity. The lenders under the Term Loans also approved amendments which had the effect of providing the RGHL Group with greater flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirements under the Credit Agreement, subject to certain conditions. The changes described in the immediately preceding sentence became effective upon approval of the lenders under the Revolving Loans (as defined below).

In addition, on December 27, 2013, RGHL and certain of its subsidiaries entered into a loan modification agreement which amended the Credit Agreement to extend the maturity of the revolving commitments from November 5, 2014 to December 27, 2018, improve the pricing of the revolving loans thereunder and reduce the aggregate revolving commitments denominated in euro from €80 million to €54 million (the “European Revolving Loans”). The U.S. dollar revolving commitments remained unchanged at $120 million (the “U.S. Revolving Loans” and, together with the European Revolving Loans, the “Revolving Loans”). The lenders under the Revolving Loans approved the amendments to the collateral and guarantee requirements under the Credit Agreement discussed above. On December 27, 2013, the RGHL Group also released certain of its non-U.S. subsidiaries in Australia, British Virgin Islands, Costa Rica, Hong Kong, Hungary, Japan and England and Wales from the collateral and guarantee requirements under the Credit Agreement, and as a result, such subsidiaries no longer guarantee the Credit Agreement and were also released from their respective guarantees of the Reynolds Notes.

In addition, on February 25, 2015, RGHL and certain of its subsidiaries entered into a loan modification and amendment agreement, which amended the Credit Agreement to, among other things, require that the net cash proceeds from the disposition of SIG (and, if applicable, the sale of Evergreen and/or Closures, subject to certain rights with respect to the reinvestment of such proceeds) be used for debt repayment only and to occur within 120 days from the date of receipt of the relevant proceeds. The loan modification agreement also required that the net senior secured first lien leverage, pro forma for the disposition of SIG (and, if applicable, the sale of Evergreen and/or Closures) and related debt repayment, must not exceed a ratio of 3.5 to 1.0. See “ — Repayment, Prepayments and Amortization” below for further information. The loan modification agreement also increased the applicable margins on the Eurocurrency and Daily Rate borrowings for U.S. Term Loans by 50 basis points and the applicable margins on the Eurocurrency and Daily Rate borrowings for European Term Loans by 25 basis points. All other terms of the Credit Agreement remained the same, except for certain technical amendments, including amendments to the calculation methods and time periods related to required prepayments with asset sale proceeds intended to make those provisions more consistent with RGHL's requirements under its indentures.

Structure

As of December 31, 2015, the senior secured credit facilities under the Credit Agreement consisted of the following:

•
$2,135 million principal amount outstanding of U.S. Term Loans which were borrowed by Reynolds Consumer Products Holdings LLC, Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products Inc. and Beverage Packaging Holdings (Luxembourg) III S.à r.l. (“BP III”) (together, the “U.S. Term Borrowers”);

•	€287 million principal amount outstanding of European Term Loans which were borrowed by BP III;

•
a U.S. revolving credit facility of $120 million (of which up to $100 million may be drawn by way of letters of credit), which is available to the U.S. Term Borrowers (other than Reynolds Group Holdings Inc.) and Closure Systems International Holdings Inc.; and

•
a revolving credit facility of €54 million (of which up to €54 million may be drawn by way of letters of credit), which may be denominated in either euro or U.S. dollars and is available to the U.S. Term Borrowers (other than Reynolds Group Holdings Inc.) and Closure Systems International B.V.

The remaining amount available to be borrowed as incremental loans under the Credit Agreement will be the greater of $750 million aggregate principal amount (less any amounts used to incur certain specified permitted indebtedness) and the maximum amount that, if fully drawn, would not cause the senior secured first lien leverage ratio calculated on a pro forma basis to exceed 3.5 to 1.0 (the “Incremental Facility Amount”). Any borrower may by written notice to the agent under the Credit Agreement indicate that it wishes to have incremental term or revolving facilities in U.S. dollars, euro or other designated currencies in an amount of up to the Incremental Facility Amount. Such additional incremental facilities are uncommitted, and the existing lenders may agree or decline to participate in the incremental facilities in their sole discretion. The Credit Agreement provides that, to the extent incremental term loans or incremental revolving commitments are used concurrently with the incurrence thereof to refinance term loans and revolving credit commitments outstanding under the Credit Agreement, such usage will not reduce the otherwise available Incremental Facility Amount.

Incremental lenders, including the lenders under the U.S. Term Loans and the European Term Loans, share, to the extent possible, in the collateral securing the senior secured credit facilities under the Credit Agreement (and the Reynolds Senior Secured Notes) on a pari passu basis.

Repayment, Prepayments and Amortization

The Term Loans will mature on December 1, 2018. The Revolving Loans will mature on December 27, 2018.

Indebtedness under the Credit Agreement may be voluntarily prepaid in whole or in part, subject to minimum amounts and break funding costs.

The outstanding Term Loans under the Credit Agreement are required to be prepaid with: (a) up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met); (b) 100% of the net cash proceeds of certain asset dispositions (provided that a portion of the net cash proceeds of an asset disposition of collateral may be used to prepay or repurchase the Reynolds Senior Secured Notes to the extent required under the indentures governing the Reynolds Senior Secured Notes, as applicable), subject to certain thresholds and the exceptions set forth in the following paragraph; and (c) 100% of the net proceeds of debt that is incurred in violation of the Credit Agreement.

On February 25, 2015, we entered into an amendment to our Credit Agreement, providing that (a) the net proceeds from the sale of SIG or any contingent proceeds received from the sale of SIG, and (b) the net proceeds from the sale of our Evergreen or Closures businesses (if definitive agreements with respect to such businesses are signed prior to March 31, 2016), in each case, will not be required to be used to prepay the term loans under our Credit Agreement provided the net senior secured first lien leverage under our Credit Agreement, pro forma for the sale of such entity, as the case may be, and associated debt repayment, does not exceed a ratio of 3.5 to 1.0 and (x) in the case of SIG, such net proceeds (other than contingent proceeds) were used only for debt repayment and (y) in the case of Evergreen and Closures, if the net proceeds from such sales are not reinvested, such net proceeds must be used only for debt repayment.

The U.S. Term Loans and the European Term Loans amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on November 27, 2013 (subject to certain adjustments) and, in each case, with the balance payable in full on the maturity date thereof. Quarterly amortization payments are reduced by any excess cash flow payments. No excess cash flow payment is required for the fiscal year ended December 31, 2015. For the fiscal year ended December 31, 2014, an excess cash flow payment of approximately $64 million was made, which extended the next scheduled quarterly amortization payment date to September 30, 2017.

Interest Rate and Fees

The rate of interest on loans under the Credit Agreement for each interest period is the percentage rate per annum equal to the sum of:

(i)	the applicable margin; and

(ii)
(A) in the case of alternate base rate ("ABR") borrowings, the greatest of (1) the agent's prime rate in effect from time to time, (2) the Federal funds effective rate in effect from time to time plus 1/2 of 1.00% and (3) the Adjusted LIBO Rate (as defined in the Credit Agreement) for a three-month interest period plus 1.00%;

(B) in the case of borrowings bearing interest at a rate determined by reference to the Adjusted LIBO Rate ("Eurocurrency" borrowings) denominated in U.S. dollars, the greater of (1) the LIBO Rate (as defined in the Credit Agreement) for the interest period in effect multiplied by statutory reserves and (2) 1.00% per annum in the case of the U.S. Revolving Loans or U.S. Term Loans, which we refer to as the “LIBOR Floor”;

(C) in the case of Eurocurrency borrowings denominated in Euro, the greater of (1) the EURIBO Rate (as defined in the Credit Agreement) for the interest period in effect plus the Mandatory Cost (as defined in the Credit Agreement) and (2) 1.00% per annum in the case of the European Revolving Loans or European Term Loans;

(D) in the case of foreign base rate ("FBR") borrowings (and, together with ABR borrowings, the "Daily Rate" borrowings) denominated in Euro, the greatest of (i) the agent's prime rate for short-term loans in Euro, (ii) the EONIA Rate (as defined in the Credit Agreement) in effect on such day plus 1/2 of 1.00%, (iii) the EURIBO Rate for a three-month interest period plus 1.00% and (iv) 3.00% per annum; and

(E) in the case of FBR borrowings denominated in a foreign currency other than Euro, the rate defined in the applicable incremental assumption agreement.

The applicable margin with respect to the Term Loans is equal to (i) with respect to any Eurocurrency U.S. Term Loan and any Eurocurrency European Term Loan, 3.50% per annum, and (ii) with respect to any Daily Rate U.S. Term Loan and any Daily Rate European Term Loan, 2.50% per annum.

The applicable margin with respect to the Revolving Loans will vary depending on the total leverage ratio as set out in the following table:

Total Leverage Ratio	U.S. Revolving Loans (Eurocurrency)	Euro Revolving Loans (Eurocurrency)	U.S. Revolving Loans (Daily Rate)	Euro Revolving Loans (Daily Rate)
≥ 5.50 to 1.00	3.75%	2.75%	2.75%	1.75%
< 5.50 to 1.00	3.50%	2.50%	2.50%	1.50%

If there is a payment default at any time, then the interest rate applicable to overdue principal will be the rate otherwise applicable to such loan plus 2.00% per annum. Default interest will also be payable on other overdue amounts at a rate of 2.00% per annum above the rate that would apply to a Daily Rate term loan that is a U.S. Term Loan.

The borrowers are required to pay a commitment fee equal to 1.00% per annum on the daily unused amounts of the U.S. revolving credit facilities and the daily amount (used or unused) of the European revolving credit facilities.

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

Guarantees and Security

All obligations under the Credit Agreement are or will be guaranteed by RGHL and certain of its direct and indirect subsidiaries that guarantee the Reynolds Notes, including the borrowers under the Credit Agreement, the Reynolds Notes Issuers and the 2013 Notes Issuers, subject to certain legal and tax limitations and other agreed exceptions.

Total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of the RGHL Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the RGHL Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the Credit Agreement (the “Guarantor Coverage Test”). If the RGHL Group is unable to meet the Guarantor

Coverage Test, the RGHL Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. Provided that the RGHL Group meets the Guarantor Coverage Test, the RGHL Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the Credit Agreement and being released from their guarantees of the Reynolds Notes and the 2013 Notes.

All obligations under the Credit Agreement, and the guarantee of those obligations (as well as obligations under certain hedging agreements, certain local working capital facilities and certain cash management obligations), are secured by certain assets of RGHL, the borrowers and certain of the other guarantors under the Credit Agreement, subject to certain agreed limitations. Pursuant to the First Lien Intercreditor Agreement, the security interests over such assets are or will be of equal priority with the liens on the same collateral securing the Reynolds Senior Secured Notes and other future first lien obligations. The Credit Agreement may also have security over certain assets that do not secure the Reynolds Senior Secured Notes.

Covenants

The Credit Agreement contains financial, affirmative and negative covenants that we believe are usual and customary for a senior credit facility of this type. The negative covenants in the Credit Agreement include limitations (subject to agreed exceptions) on the ability of RGHL and its material subsidiaries to:

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

In addition to other customary exceptions, RGHL and its subsidiaries are able to incur additional indebtedness, including the ability to incur (a) other senior secured notes or senior secured loans, if a senior secured first lien leverage ratio of 3.50 to 1.00 is met on a pro forma basis, (b) other senior secured or unsecured notes or senior secured or unsecured loans of up to $750 million (less the amount of any incremental loans under the Credit Agreement) so long as RGHL is in pro forma compliance with its financial covenant, (c) unsecured indebtedness so long as RGHL is in pro forma compliance with its financial covenant, (d) unsecured subordinated indebtedness so long as RGHL is in pro forma compliance with its financial covenant, (e) certain permitted refinancing indebtedness in respect of the foregoing, in each case subject to other customary requirements and (f) other senior secured notes, senior secured loans or senior unsecured notes where the net proceeds thereof are used to prepay the Term Loans. Indebtedness of the type described in clauses (a), (b) and (f) and certain permitted refinancing indebtedness thereof may be secured on a pari passu basis by the same collateral securing the Credit Agreement and the Reynolds Senior Secured Notes.

In addition, the Credit Agreement contains a maximum senior secured first lien leverage ratio covenant.

Events of Default

The Credit Agreement contains certain customary events of default with certain cure periods, as applicable, including:

•	non-payment of principal, interest or other amounts;

•	breach of covenants under the Credit Agreement and other loan documents;

•	material breach of the representations or warranties;

•	cross-default to other material indebtedness;

•	bankruptcy or insolvency;

•	material judgments;

•	certain ERISA and benefits events;

•	actual or asserted invalidity of any material collateral or guarantee;

•	failure of material subordinated indebtedness to be validly subordinated;

•	certain subordinated indebtedness ceases to be subordinated to the Credit Agreement; and

•	a change of control (as defined in the Credit Agreement).

Local Facilities

We have secured and unsecured local credit facilities at our subsidiaries in a number of jurisdictions. The secured local credit facilities are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes as well as certain other assets. Alternatively, we may also backstop these facilities with letters of credit drawn under the revolving credit facilities included in the Credit Agreement.

Reynolds Notes

As of December 31, 2015, the RGHL Group had outstanding:

•	$670 million in principal amount of 8.500% Senior Notes due 2018;

•	$592 million in principal amount of 7.125% Senior Secured Notes due 2019;

•	$613 million in principal amount of 9.000% Senior Notes due 2019;

•	$626 million in principal amount of 7.875% Senior Secured Notes due 2019;

•	$1,281 million in principal amount of 9.875% Senior Notes due 2019;

•	$3,237 million in principal amount of 5.750% Senior Secured Notes due 2020;

•	$995 million in principal amount of 6.875% Senior Secured Notes due 2021; and

•	$995 million in principal amount of 8.250% Senior Notes due 2021.

The Reynolds Notes are issued by the Reynolds Notes Issuers and are guaranteed by RGHL and certain of RGHL's subsidiaries.

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

•
are effectively subordinated to the other first lien obligations of the Reynolds Notes Issuers (including amounts outstanding under the Credit Agreement) to the extent such first lien obligations are secured by property that does not also secure the respective series of Reynolds Senior Secured Notes to the extent of the value of all such property;

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

•
are effectively subordinated to the other first lien obligations of such guarantor (including indebtedness of such guarantor outstanding under, or with respect to its guarantee of, the Credit Agreement) to the extent such first lien obligations are secured by property that does not also secure the Reynolds Senior Secured Notes to the extent of the value of all such property; and

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

Covenants

The indentures governing the Reynolds Notes (other than the indenture governing the February 2012 Senior Notes, as to which such covenants have been eliminated) contain covenants that, among other things, limit the ability of BP I, BP II and their restricted subsidiaries to:

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

Security for the Reynolds Senior Secured Notes

Subject to the terms of the security documents, the Reynolds Senior Secured Notes and the guarantees thereof are supported by a security interest granted on a first priority basis (subject to certain permitted liens) in certain assets of RGHL, BP I and certain of BP I's subsidiaries. The security interests for each series of Reynolds Senior Secured Notes are of equal priority with the liens on such assets securing the Credit Agreement and the other series of Reynolds Senior Secured Notes.

2013 Notes

On November 15, 2013, the 2013 Notes Issuers issued $650 million principal amount of 5.625% senior notes due 2016.

On December 10, 2013, the 2013 Notes Issuers issued $590 million principal amount of 6.000% senior subordinated notes due 2017.

The proceeds of the offerings of the 2013 Notes were lent to BP I under the 2013 Proceeds Loans and were used by BP I to repay proceeds loans from BP II entered into in connection with BP II's issuance of €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes”). BP II then used the proceeds to redeem the 2007 Senior Notes at a redemption price of 100% of the aggregate principal amount outstanding and to pay fees and expenses related to the transaction and to redeem the 2007 Senior Subordinated Notes at a redemption price of 103.167% of the aggregate principal amount outstanding and to pay fees and expenses related to the transaction.

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

The 2013 Senior Notes are guaranteed on a senior subordinated basis by RGHL, BP I and certain subsidiaries of BP I. Pursuant to the 2013 Intercreditor Agreement, those guarantees:

•
are subordinated in right of payment to all existing and future Designated Senior Indebtedness (as defined in the indenture for the 2013 Senior Notes) of such guarantor, including indebtedness outstanding under, or in respect of its guarantee of, the Credit Agreement and the Reynolds Senior Secured Notes; and

•	are senior in right of payment to all existing and future subordinated indebtedness of such guarantor, including such guarantor’s guarantee of the 2013 Senior Subordinated Notes.

Ranking of 2013 Senior Subordinated Notes

The 2013 Senior Subordinated Notes are senior subordinated obligations of the 2013 Notes Issuers and:

•
are subordinated in right of payment to all existing and future senior indebtedness of the 2013 Notes Issuers, including the 2013 Senior Notes and the 2013 Notes Issuers’ guarantees of the Reynolds Notes and the Credit Agreement;

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

The 2013 Senior Subordinated Notes are guaranteed on a subordinated basis by RGHL, BP I and certain subsidiaries of BP I. Pursuant to the 2013 Intercreditor Agreement and the terms of the indenture governing the 2013 Senior Subordinated Notes, those guarantees:

•
are subordinated in right of payment to all existing and future senior indebtedness and senior subordinated indebtedness of such guarantor, including indebtedness outstanding under, or in respect of its guarantee of, the Credit Agreement and the Reynolds Notes;

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

First Lien Intercreditor Agreement

The collateral agents under the Credit Agreement (“Collateral Agents”), the trustees for the holders of the Reynolds Senior Secured Notes, the administrative agent under the Credit Agreement, as representative for the secured parties under the Credit Agreement, RGHL and certain of its subsidiaries entered into the First Lien Intercreditor Agreement, which sets forth the relative rights and obligations of the lenders under the Credit Agreement and certain local working capital facilities, certain hedging providers and cash management services providers, and the holders of the Reynolds Senior Secured Notes with respect to Shared Collateral. This summary of the First Lien Intercreditor Agreement uses the following terms:

•	“Collateral” means all assets and properties subject to liens created pursuant to any security document to secure one or more series of Obligations.

•	“Liens” means with respect to any assets or property, any mortgage, lien (statutory or others), pledge, charge, hypothecation, assignment, security interest or similar encumbrance.

•
“Obligations” means (i) with respect to the Reynolds Senior Secured Notes, any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers' acceptances), damages and other liabilities payable under the documentation governing any such indebtedness; (ii) with respect to the Credit Agreement, the due and punctual payment of (a) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the loans, when and as due, whether at maturity or by acceleration, upon one or more dates set for prepayment or otherwise, (b) each payment required to be made by the borrowers, when and as due, including payments in respect of reimbursement of disbursements, interest thereon and obligations to provide cash collateral, (c) all other monetary obligations of the borrowers to any of the secured parties under the Credit Agreement, and each of the other loan documents, including fees, costs, expenses and indemnities, (d) the due and punctual payment and performance of all obligations of the borrowers, RGHL and its subsidiaries that are guarantors under the loan documents, hedging agreements, local facility agreements and agreements providing for cash management services, and (e) obligations under additional agreements pursuant to which other first lien obligations are incurred; and (iii) certain additional obligations designated “Additional Obligations” pursuant to the terms of the First Lien Intercreditor Agreement.

•
“Security Document” means each agreement, instrument or other document entered into in favor of the Collateral Agents, or the Collateral Agents and any of the other secured parties under the Credit Agreement, and any agreements pursuant to which other first lien obligations are incurred, for purposes of securing any series of Obligations, including the indentures governing the Reynolds Senior Secured Notes.

•
“Shared Collateral” means, at any time, Collateral in which the holders of two or more series of Obligations (or their respective representatives) hold a valid security interest and any cash or other assets received in connection with the enforcement of any guarantee held by two or more series of Obligations (or their respective representatives).

The First Lien Intercreditor Agreement may be amended from time to time without the consent of the secured parties thereto to add other secured parties, including the Trustee, as representative of the holders of the notes, to whom we owe first lien obligations permitted to be incurred under the indentures governing the Reynolds Senior Secured Notes and the Credit Agreement and to the agreements governing Additional Obligations, if any.

Designation of the Applicable Representative

Under the First Lien Intercreditor Agreement, as described below, the “Applicable Representative” has the right to direct the Collateral Agents to initiate foreclosures, release liens in accordance with the Credit Agreement and the indentures governing the Reynolds Senior Secured Notes, and take other actions with respect to the Shared Collateral, and the representatives of other series of Obligations party to the First Lien Intercreditor Agreement have no right to direct the Collateral Agent to take actions with respect to the Shared Collateral.

Initially the Applicable Representative is the administrative agent under the Credit Agreement. As long as such administrative agent is the Applicable Representative, the Trustee, as representative of the secured noteholders, will have no rights to direct the Collateral Agent to take any action under the First Lien Intercreditor Agreement.

The administrative agent under the Credit Agreement will remain the Applicable Representative until the earlier of:

1.	the discharge of our Obligations under the Credit Agreement; and

2.	the Cut-Off Date (as defined below), unless the Cut-Off Date has been stayed, deemed not to have occurred or rescinded pursuant to the definition thereof.

After such date, the Applicable Representative will be the representative of the series of Obligations that constitutes the largest outstanding principal amount of any then outstanding series of Obligations whose representative is party to the First Lien Intercreditor Agreement, other than the Obligations under the Credit Agreement, with respect to the Shared Collateral (the “Non-Controlling Representative”).

The “Cut-Off Date” means, with respect to any Non-Controlling Representative, the date which is at least 90 days (throughout which 90-day period such person was the Non-Controlling Representative) after the occurrence of both (i) an Event of Default (under and as defined in the instrument under which such Non-Controlling Representative is appointed as the representative) and (ii) the Collateral Agent's and each other relevant representative's receipt of written notice from such Non-Controlling Representative certifying that (x) such an Event of Default has occurred and is continuing and (y) the Obligations of the series with respect to which such Non-Controlling Representative is the representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable instrument governing such Obligations; provided, however, that the Cut-Off Date shall be stayed and shall not occur and shall be deemed not to have occurred and be rescinded (1) at any time the administrative agent under the Credit Agreement or the Collateral Agent has commenced and is diligently pursuing any enforcement action with respect to any Shared Collateral or (2) at any time any grantor which has granted a security interest in such Shared Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

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

A “Non-Controlling Secured Party” means any secured party whose representative is not the Applicable Representative. So long as the administrative agent under the Credit Agreement is the Applicable Representative, the holders of the various series of the Reynolds Senior Secured Notes will be Non-Controlling Secured Parties. After the discharge of the obligations with respect to the Credit Agreement whether on enforcement or repayment (other than repayment with indebtedness incurred under an agreement designated as a “Credit Agreement” for the purposes of the First Lien Intercreditor Agreement), at which time the parties to the Credit Agreement will no longer have the right to direct the actions of any collateral agent with respect to the collateral pursuant to the First Lien Intercreditor Agreement, that right passes to the authorized representative of holders of the next largest outstanding principal amount of indebtedness secured by a first lien on the collateral. To the extent that the outstanding principal amount of any series of secured notes or loans that participate in the collateral sharing arrangements under the First Lien Intercreditor Agreement is greater than the outstanding principal amount of the notes, the trustee or agent under the indenture or agreement governing such notes or loans, as representative of the holders of such indebtedness, would be the Non-Controlling Representative and would become the Applicable Representative if the Cut-Off Date occurred on such date.

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

Automatic Release of Liens

If, at any time, the Collateral Agent (acting on the instructions of the Applicable Representative) forecloses upon or otherwise exercises remedies against any Shared Collateral, and in connection therewith takes action to release any Liens over such Shared Collateral, then (whether or not any insolvency or liquidation proceeding is pending at the time) the liens in favor of the Collateral Agent for the benefit of the secured parties upon such Shared Collateral will automatically be released and discharged; provided that any proceeds of any Shared Collateral realized therefrom shall be applied as described in “ — Distribution of Enforcement Proceeds” above. If, at any time, the Collateral Agent forecloses upon or otherwise exercises remedies against any Shared Collateral, and in connection therewith substantially all the equity interests of any guarantor are sold or transferred, then (whether or not any insolvency or liquidation proceeding is pending at the time) the guarantee of such guarantor shall be released, discharged and terminated without any further action by any secured party required.

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

2013 Intercreditor Agreement

In connection with the issuance of the 2013 Notes, RGHL and certain members of the RGHL Group entered into a new intercreditor agreement to establish the relative rights between certain secured creditors of the RGHL Group including lenders under the Credit Agreement, the holders of the Reynolds Senior Secured Notes, the holders of the 2013 Notes, RGHL, BP II, BP I and any borrowers, issuers and guarantors of the Reynolds Senior Secured Notes, the Credit Agreement or the 2013 Notes.
Subordination of the 2013 Note Guarantees and Standstill on Enforcement Action
Although the 2013 Notes benefit from guarantees from RGHL and certain of its consolidated subsidiaries (the “2013 Note Guarantees”), the 2013 Note Guarantees are expressly subordinated in right of payment to secured indebtedness of the companies providing those guarantees (the “2013 Note Guarantors”), including the Reynolds Senior Secured Notes and the Credit Agreement. The 2013 Intercreditor Agreement provides that no Enforcement Action (as defined below) may be taken in respect of the 2013 Note Guarantees (other than the 2013 Note Guarantee of RGHL), unless and until:
(1) an event of default under the indentures governing the 2013 Notes has occurred and the relevant trustee for the 2013 Notes has sent written notice to the Applicable Representative (as defined in the 2013 Intercreditor Agreement) of such event of default (the date on which such written notice has been given, the “Notice Date”) and the Standstill Period (as defined below) has expired;
(2) the Applicable Representative has (i) accelerated the amounts owed by an obligor under the Credit Agreement or (ii) demanded payment under any guarantee by a 2013 Note Guarantor (other than RGHL) or (iii) taken any action to enforce any security interest or lien granted by a 2013 Note Guarantor (other than RGHL) securing obligations under such Senior Obligations (as defined in the 2013 Intercreditor Agreement) with a view to realization of such security interest or lien (which shall not include any action to perfect such security interest or lien);
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
“Enforcement Action” means, with respect to any indebtedness of a 2013 Note Guarantor (other than RGHL), any action (whether taken by the relevant creditor or creditors or an agent or trustee on its or their behalf) to (a) demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of all or any part of such Indebtedness; or (b) recover all or any part of such Indebtedness (including by exercising any rights of set-off or combination of accounts); or (c) exercise or enforce any rights under or pursuant to any guarantee, indemnity or other similar assurance against loss given by a 2013 Note Guarantor (other than RGHL) in respect of such Indebtedness; or (d) exercise or enforce any rights under any security interest over assets of a 2013 Note Guarantor (other than RGHL) whatsoever which secures such Indebtedness; or (e) commence legal proceedings against any 2013 Note Guarantor (other than RGHL) to recover any monies; or (f) commence, or take any other steps which could reasonably be expected to lead to the commencement of, any Insolvency Proceedings (as defined below) in relation to a 2013 Note Guarantor (other than RGHL); provided, however, that, the following shall not constitute an Enforcement Action:
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
Trustee Receipts
If at any time on or before the date that the Senior Obligations are discharged, any trustee for the 2013 Notes receives or recovers a payment or distribution of, or on account of:
(1) any Enforcement Action against a 2013 Note Guarantor in contravention of the 2013 Intercreditor Agreement;
(2) the 2013 Notes as a result of any 2013 Notes Issuer receiving or recovering an amount from a 2013 Note Guarantor or under any 2013 Proceeds Loan in contravention of the 2013 Intercreditor Agreement; or
(3) any set-off in respect of the 2013 Note Guarantees which is prohibited by the 2013 Intercreditor Agreement, it shall hold such amount for the creditors under such Senior Obligations and pay such amount to the Applicable Representative acting for such creditors under the 2013 Intercreditor Agreement for application in the following order:
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
2007 Intercreditor Agreement

RGHL and certain members of the RGHL Group are parties to an intercreditor agreement which primarily establishes the relative rights between certain secured creditors of the RGHL Group (including lenders under the Credit Agreement and the trustees for the Reynolds Senior Secured Notes) on the one hand, and BP II as lender to BP I under the proceeds loans related to the 2013 Senior Notes and the 2013 Senior Subordinated Notes, on the other (the “2007 Intercreditor Agreement”). The 2007 Intercreditor Agreement subordinates the proceeds loans to such secured indebtedness of the RGHL Group on terms substantially similar to those in the 2013 Intercreditor Agreement.

Pactiv Notes

As of December 31, 2015, Pactiv had outstanding:

•	$300 million in principal amount of 8.125% Debentures due 2017 (the “Pactiv 2017 Debentures”);

•	$16 million in principal amount of 6.400% Notes due 2018 (the “Pactiv 2018 Notes”);

•	$276 million in principal amount of 7.950% Debentures due 2025; and

•	$200 million in principal amount of 8.375% Debentures due 2027 (the “Pactiv 2027 Debentures”).

The Pactiv Notes are issued or assumed by Pactiv LLC and are not guaranteed by RGHL or any of RGHL's subsidiaries.

The indentures governing the Pactiv Notes contain a negative pledge clause limiting Pactiv's ability, and the ability of certain subsidiaries of Pactiv, subject to certain exceptions, to (i) incur or guarantee debt that is secured by liens on "principal manufacturing properties" which include certain principal manufacturing plants or testing or research and development facilities or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing plant or testing or research and development facility and (ii) sell and then take an immediate lease back of such principal manufacturing plant or testing or research and development facility.

The Pactiv Notes are subject to acceleration, at the option of the holders thereof, if an event of default occurs and is continuing under the applicable indentures. In addition, there are no scheduled principal payments required on any of the Pactiv Notes until their final maturities.

The Pactiv 2017 Debentures, the Pactiv 2018 Notes and the Pactiv 2027 Debentures may be redeemed at any time at Pactiv's option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of redemption.

Notes Repaid

On December 15, 2013, BP II redeemed the outstanding €480 million aggregate principal amount of the 2007 Senior Notes.

On January 9, 2014, BP II redeemed the outstanding €420 million aggregate principal amount of the 2007 Senior Subordinated Notes.

On March 17, 2015, the RGHL Group consummated certain asset sale offers and premium tender offers for certain of their respective senior secured notes and senior unsecured notes. The following aggregate principal amounts of notes were repurchased in the asset sale offers and premium tender offers:

•	$330 million aggregate principal amount of the May 2010 Senior Notes;

•	$690 million aggregate principal amount of the October 2010 Senior Secured Notes;

•	$887 million aggregate principal amount of the October 2010 Senior Notes;

•	$5 million aggregate principal amount of the February 2011 Senior Secured Notes;

•	$5 million aggregate principal amount of the February 2011 Senior Notes;

•	$874 million aggregate principal amount of the August 2011 Senior Secured Notes;

•	$969 million aggregate principal amount of the August 2011 Senior Notes;

•	$13 million aggregate principal amount of the September 2012 Senior Secured Notes; and

•	$8 million aggregate principal amount of the 2013 Senior Notes.

On April 16, 2015, the RGHL Group redeemed $218 million aggregate principal amount of the October 2010 Senior Secured Notes.

Approximately $218 million of premiums were paid in connection with the premium tender offers and a premium of approximately $8 million was paid in connection with the early redemption of the October 2010 Senior Secured Notes.

Securitization Facility

On November 7, 2012, certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2015, $316 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in U.S. dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the administrative agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. The Securitization Facility is secured by all of the assets (consisting primarily of the eligible trade receivables and cash) of Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), an indirect subsidiary of RGHL. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the RGHL Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

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

Although most foreign exchange dealing is undertaken through registered banks, provided they hold any necessary licenses and permits, there is no legal impediment preventing any person or corporation dealing in foreign exchange other than any temporary restriction imposed by the Governor of the Bank.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2015.
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
Management evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of the RGHL Group's internal control over financial reporting as of December 31, 2015 and concluded that such internal control over financial reporting is effective.
Changes in Internal Control Over Financial Reporting
There have not been any changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to RGHL for professional services rendered by the company's principal accountant:

	For the year ended December 31,
(In $ million)	2015	2014
Audit fees(1)	6	9
Audit-related fees(2)	4	6
Total	10	15

(1)	Audit fees include fees for the audit and review of the RGHL Group's annual and interim consolidated financial statements and the audit of annual financial statements for subsidiary entities.

(2)
Audit-related fees include fees for audit or review services of financial information other than annual financial statements, including, in 2014, carve-out financial statements prepared in conjunction with strategic reviews.

RGHL's Audit Committee has adopted a policy requiring the Audit Committee to approve all audit, audit-related, tax and other services. One of our directors pre-approves all services, audit and non-audit, to be provided to RGHL by our independent auditors. Such director has pre-approved the provision, by our independent auditors, of specific audit, audit-related, tax and other non-audit services as being consistent with auditor independence. Requests or applications to provide services that require the specific pre-approval of the Board must be submitted to that director by the independent auditors.

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

ITEM 19. EXHIBITS.

Exhibit Number	Description of Exhibit
1.1.(1)	Constitution of Reynolds Group Holdings Limited
1.2.(1)	Certificate of Incorporation of Reynolds Group Issuer Inc.
1.3.(1)	By-Laws of Reynolds Group Issuer Inc.
1.4.(1)	Certificate of Formation of Reynolds Group Issuer LLC
1.5.(1)	Limited Liability Company Agreement of Reynolds Group Issuer LLC
1.6.(8)	Articles of Association of Reynolds Group Issuer (Luxembourg) S.A.
1.7.(1)	Certificate of Incorporation of Bakers Choice Products, Inc.
1.8.(1)	Second Amended and Restated By-Laws of Bakers Choice Products, Inc.
1.9.(1)	Third Restated Certificate of Incorporation of Blue Ridge Holding Corp.
1.10.(1)	Amended and Restated By-Laws of Blue Ridge Holding Corp.
1.11.(1)	Certificate of Incorporation of Blue Ridge Paper Products Inc.
1.12.(1)	The Amended and Restated By-Laws of Blue Ridge Paper Products Inc.
1.13.(1)	Amended and Restated Certificate of Incorporation of Closure Systems International Americas, Inc.
1.14.(1)	By-Laws of Closure Systems International Americas, Inc.
1.15.(12)	Certificate of Formation of Closure Systems International Holdings LLC (formerly known as Closure Systems International Holdings Inc.)
1.16.(12)	Limited Liability Company Agreement of Closure Systems International Holdings LLC (formerly known as Closure Systems International Holdings Inc.)
1.17.(1)	Certificate of Incorporation of Closure Systems International Inc.
1.18.(1)	Amended and Restated By-Laws of Closure Systems International Inc.
1.19.(1)	Certificate of Formation of Closure Systems Mexico Holdings LLC
1.20.(1)	Amended and Restated Limited Liability Company Agreement of Closure Systems Mexico Holdings LLC
1.21.(1)	Certificate of Formation of CSI Mexico LLC
1.22.(1)	Amended and Restated Limited Liability Company Agreement of CSI Mexico LLC
1.23.(1)	Certificate of Incorporation of CSI Sales & Technical Services Inc.
1.24.(1)	By-Laws of CSI Sales & Technical Services Inc.
1.25.(1)	Certificate of Incorporation of Evergreen Packaging Inc.
1.26.(1)	Amended and Restated By-Laws of Evergreen Packaging Inc.
1.27.	[Reserved]
1.28.	[Reserved]
1.29.	[Reserved]
1.30.	[Reserved]
1.31.(2)	Certificate of Formation of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.32.(2)	Limited Liability Company Agreement of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.33.(2)	Certificate of Incorporation of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products, Inc.)
1.34.(1)	Second Amended and Restated By-Laws of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products, Inc.)
1.35.	[Reserved]
1.36.	[Reserved]
1.37.(12)	Certificate of Formation of Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc. and Reynolds Consumer Products, Inc.)
1.38.(12)	Limited Liability Company Agreement of Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc. and Reynolds Consumer Products, Inc.)
1.39.	[Reserved]
1.40.	[Reserved]
1.41.(1)	Certificate of Incorporation of Reynolds Group Holdings Inc.
1.42.(1)	By-Laws of Reynolds Group Holdings Inc.
1.43.	[Reserved]
1.44.	[Reserved]
1.45.	[Reserved]
1.46.	[Reserved]

1.47.	[Reserved]
1.48.	[Reserved]
1.49.(1)	Certificate of Incorporation of Closure Systems International Packaging Machinery Inc.
1.50.(1)	By-Laws of Alcoa Packaging Machinery, Inc. (now known as Closure Systems International Packaging Machinery Inc.)
1.51.(1)	Certificate of Incorporation of Reynolds Services Inc.
1.52.(1)	By-Laws of Reynolds Services Inc.
1.53.	[Reserved]
1.54.	[Reserved]
1.55.	[Reserved]
1.56.	[Reserved]
1.57.(1)	Articles of Incorporation of Southern Plastics Inc.
1.58.(1)	By-Laws of Southern Plastics Inc.
1.59.	[Reserved]
1.60.	[Reserved]
1.61.(1)	Limited Liability Company Articles of Organization of BRPP, LLC
1.62.(1)	Operating Agreement of BRRP, LLC
1.63.	[Reserved]
1.64.	[Reserved]
1.65.	[Reserved]
1.66.	[Reserved]
1.67.(12)	Seventeenth Amendment and Restatement of the Articles of Association of Closure Systems International (Brazil) Sistemas de Vedação Ltda.
1.68.	[Reserved]
1.69.	[Reserved]
1.70.	[Reserved]
1.71.	[Reserved]
1.72.	[Reserved]
1.73.(1)	Articles of Amalgamation of Evergreen Packaging Canada Limited
1.74.(1)	By-Law No. 1A of Evergreen Packaging Canada Limited
1.75.	[Reserved]
1.76.(1)	Articles of Association of Evergreen Packaging (Luxembourg) S.à r.l.
1.77.	[Reserved]
1.78.	[Reserved]
1.79.	[Reserved]
1.80.	[Reserved]
1.81.	[Reserved]
1.82.	[Reserved]
1.83.	[Reserved]
1.84.	[Reserved]
1.85.	[Reserved]
1.86.	[Reserved]
1.87.	[Reserved]
1.88.	[Reserved]
1.89.	[Reserved]
1.90.	[Reserved]
1.91.	[Reserved]
1.92.	[Reserved]
1.93.	[Reserved]
1.94.	[Reserved]
1.95.	[Reserved]
1.96.	[Reserved]
1.97.(8)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) I S.A.
1.98.(12)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) III S.à r.l.
1.99.	[Reserved]

1.100.(1)	By-Laws of CSI en Ensenada, S. de R.L. de C.V.
1.101.(1)	By-Laws of CSI en Saltillo, S. de R.L. de C.V.
1.102.(1)	By-Laws of CSI Tecniservicio, S. de R.L. de C.V.
1.103.	[Reserved]
1.104.(1)	By-Laws of Grupo CSI de Mexico, S. de R.L. de C.V.
1.105.	[Reserved]
1.106.(1)	By-Laws of Reynolds Metals Company de Mexico, S. de R.L. de C.V.
1.107.(12)	Articles of Association of Closure Systems International Machinery (Germany) GmbH
1.108.(12)	Articles of Association of Closure Systems International B.V.
1.109.(12)	Articles of Association of Evergreen Packaging International B.V.
1.110.	[Reserved]
1.111.(12)	Articles of Association of Reynolds Packaging International B.V.
1.112.(1)	Constitution of Kalimdor Investments Limited (now known as Whakatane Mill Limited)
1.113.	[Reserved]
1.114.	[Reserved]
1.115.	[Reserved]
1.116.	[Reserved]
1.117.	[Reserved]
1.118.	[Reserved]
1.119.	[Reserved]
1.120.	[Reserved]
1.121.	[Reserved]
1.122.	[Reserved]
1.123.	[Reserved]
1.124.	[Reserved]
1.125.	[Reserved]
1.126.	[Reserved]
1.127.	[Reserved]
1.128.	[Reserved]
1.129.	[Reserved]
1.130.	[Reserved]
1.131.	[Reserved]
1.132.	[Reserved]
1.133.	[Reserved]
1.134.	[Reserved]
1.135.	[Reserved]
1.136.	[Reserved]
1.137.	[Reserved]
1.138.	[Reserved]
1.139.	[Reserved]
1.140.	[Reserved]
1.141.	[Reserved]
1.142.	[Reserved]
1.143.	[Reserved]
1.144.(12)	Certificate of Formation of Pactiv LLC (formerly known as Pactiv Corporation)
1.145.(7)	Amended and Restated Limited Liability Company Agreement of Pactiv LLC (formerly known as Pactiv Corporation)
1.146.	[Reserved]
1.147.	[Reserved]
1.148.	[Reserved]
1.149.	[Reserved]
1.150.(1)	Certificate of Incorporation of Pactiv International Holdings Inc.
1.151.(1)	Amended and Restated By-Laws of Pactiv International Holdings Inc.
1.152.(1)	Certificate of Formation of Pactiv Management Company LLC
1.153.(1)	Limited Liability Company Agreement of Pactiv Management Company LLC

1.154.	[Reserved]
1.155.	[Reserved]
1.156.	[Reserved]
1.157.	[Reserved]
1.158.	[Reserved]
1.159.	[Reserved]
1.160.	[Reserved]
1.161.	[Reserved]
1.162.	[Reserved]
1.163.	[Reserved]
1.164.(1)	Amended and Restated Certificate of Incorporation of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.165.(1)	Amended and Restated By-Laws of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.166.	[Reserved]
1.167.	[Reserved]
1.168.	[Reserved]
1.169.	[Reserved]
1.170.	[Reserved]
1.171.	[Reserved]
1.172.	[Reserved]
1.173.	[Reserved]
1.174.(1)	Articles of Association of Omni-Pac Ekco GmbH Verpackungsmittel
1.175.(1)	Articles of Association of Omni-Pac GmbH Verpackungsmittel
1.176.(1)	Articles of Association of Pactiv Deutschland Holdinggesellschaft mbH
1.177.(1)	Certificate of Incorporation of Reynolds Manufacturing, Inc.
1.178.(2)	By-laws of Pactiv Foodservice Mexico, S. de R.L. de C.V. (formerly known as Central de Bolsas, S. de R.L. de C.V.)
1.179.(1)	By-laws of Grupo Corporativo Jaguar, S.A. de C.V.
1.180.(1)	By-laws of Pactiv Mexico, S. de R.L. de C.V.
1.181.(1)	By-laws of Servicios Industriales Jaguar, S.A. de C.V.
1.182.(1)	By-laws of Servicio Terrestre Jaguar, S.A. de C.V.
1.183.(2)	Articles of Amalgamation of Pactiv Canada Inc.
1.184.(1)	By-Law No. 1 of Pactiv Canada Inc.
1.185.(1)	Certificate of Formation of BCP/Graham Holdings LLC
1.186.(1)	Limited Liability Company Agreement of BCP/Graham Holdings LLC
1.187.(1)	Certificate of Formation of GPC Holdings LLC
1.188.(1)	Limited Liability Company Agreement of GPC Holdings LLC
1.189.(1)	Certificate of Incorporation of Graham Packaging Company Inc.
1.190.(1)	By-laws of Graham Packaging Company Inc.
1.191.(1)	By-laws of Reynolds Manufacturing, Inc.
1.192.(1)	Certificate of Incorporation of RenPac Holdings Inc.
1.193.(1)	By-laws of RenPac Holdings Inc.
1.194.	Certificate of Formation of GPACSUB LLC (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)
1.195.(3)	Amended and Restated Limited Liability Company Agreement of GPACSUB LLC
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

1.237.(6)	Amended and Restated Operating Agreement of Graham Packaging Minster LLC
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

1.244.(3)	Deed of Incorporation of Beverage Packaging Holdings (Luxembourg) IV S.à r.l.
1.245.	[Reserved]
1.246.	[Reserved]
1.247.(12)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) V S.A.
1.248.(8)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) II S.A.
1.249.(7)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) VI S.à r.l.
1.250.(7)	Articles of Association of Beverage Packaging Holdings II Issuer Inc.
1.251.(7)	By-Laws of Beverage Packaging Holdings II Issuer Inc.
1.252.(8)	Certificate of Incorporation of Trans Western Polymers, Inc.
1.253.(7)	By-Laws of Trans Western Polymers, Inc.
1.254.(12)	Articles of Incorporation of Reynolds Consumer Products Canada, Inc.
1.255.(12)	By-Laws of Reynolds Consumer Products Canada, Inc.
2.1.	[Reserved]
2.2.(1)
8.50% Senior Notes due 2018 Indenture, dated as of May 4, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.2.1.(1)
First Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of June 17, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., Whakatane Mill Australia Pty. Limited and The Bank of New York Mellon, as trustee

2.2.2.(1)
Second Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 27, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and transfer agent and The Bank of New York Mellon, as paying agent

2.2.3.(1)
Third Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of September 1, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.4.(1)
Fourth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 9, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.5.(1)
Fifth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.2.6.(1)
Sixth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.2.7.(1)
Seventh Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.2.8.(1)
Eighth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.9.(1)
Ninth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.10.(1)
Tenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.11.(1)
Eleventh Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.12.(1)
Twelfth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.13.(1)
Thirteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.14.(1)
Fourteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.15.(1)
Fifteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.16.(3)
Sixteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee

2.2.17.(4)
Seventeenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.18.(5)
Eighteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.19.(6)
Nineteenth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.20.(6)
Twentieth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.2.21.(13)
Twenty-eighth Supplemental Indenture to the 8.50% Senior Notes due 2018 Indenture, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.3.(1)
7.125% Senior Secured Notes due 2019 Indenture, dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow Issuer I Inc., RGHL Escrow Issuer (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.3.1.(1)
First Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.2.(1)
Second Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.3.(1)
Third Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.4.(1)
Fourth Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.5.(1)
Fifth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of January 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.6.(1)
Sixth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.7.(1)
Seventh Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.8.(1)
Eighth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.9.(1)
Ninth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.10.(1)
Tenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.11.(1)
Eleventh Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.12.(1)
Twelfth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.13.(1)
Thirteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.14.(1)
Fourteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.15.(3)
Fifteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.16.(4)
Sixteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.17.(5)
Seventeenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.18.(6)
Eighteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.19.(6)
Nineteenth Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.3.20.(13)
Twenty-seventh Senior Secured Notes Supplemental Indenture to the 7.125% Senior Secured Notes due 2019 Indenture, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.4.(1)
9.000% Senior Notes due 2019 Indenture, dated as of October 15, 2010, among RGHL US Escrow I LLC, RGHL US Escrow Issuer I Inc., RGHL Escrow Issuer (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.4.1.(1)
First Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.2.(1)
Second Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.3.(1)
Third Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.4.(1)
Fourth Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 16, 2010, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.5.(1)
Fifth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of January 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.6.(1)
Sixth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.7.(1)
Seventh Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.8.(1)
Eighth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.9.(1)
Ninth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.10.(1)
Tenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.11.(1)
Eleventh Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.12.(1)
Twelfth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.13.(1)
Thirteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.14.(1)
Fourteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.15.(3)
Fifteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.4.16.(4)
Sixteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.17.(5)
Seventeenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.18.(6)
Eighteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.19.(6)
Nineteenth Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.4.20.(13)
Twenty-seventh Senior Notes Supplemental Indenture to the 9.000% Senior Notes due 2019 Indenture, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.5.(1)
6.875% Senior Secured Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.5.1.(1)
First Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.2.(1)
Second Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.3.(1)
Third Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.4.(1)
Fourth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.5.(1)
Fifth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.6.(1)
Sixth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.7.(1)
Seventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.8.(1)
Eighth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.9.(1)
Ninth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.10.(1)
Tenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.11.(1)
Eleventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.12.(1)
Twelfth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.13.(3)
Thirteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.14.(4)
Fourteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.15.(5)
Fifteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.16.(6)
Sixteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.17.(6)
Seventeenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.18.(13)
Twenty-fifth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.(1)
8.250% Senior Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.1.(1)
First Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.2.(1)
Second Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.3.(1)
Third Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.4.(1)
Fourth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.5.(1)
Fifth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.6.(1)
Sixth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.7.(1)
Seventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.8.(1)
Eighth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.9.(1)
Ninth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.10.(1)
Tenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.11.(1)
Eleventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.12.(1)
7.875% Senior Secured Notes due 2019 Indenture, dated as of August 9, 2011 among RGHL US Escrow II Inc., RGHL US Escrow II LLC, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.6.13.(1)
First Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.14.(1)
Second Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.15.(1)
9.875% Senior Notes due 2019 Indenture, dated as of August 9, 2011 among RGHL US Escrow II Inc., RGHL US Escrow II LLC, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.16.(1)
First Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.17.(1)
Second Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.18.(1)
Twelfth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.19.(1)
Third Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.20.(1)
Third Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.21.(3)
Thirteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.22.(3)
Fourth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.23.(3)
Fourth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.24.(3)
9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of February 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.25.(3)
First Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of March 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.26.(3)
Second Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.27.(4)
Fourteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.28.(4)
Fifth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.29.(4)
Fifth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.30.(4)
Third Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.31.(5)
Fifteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.32.(5)
Sixth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.33.(5)
Sixth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.34.(5)
Fourth Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.35.(6)
Sixteenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.36.(6)
Seventh Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.37.(6)
Seventh Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of August 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.38.(6)
Eighth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.39.(6)
Fifth Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of August 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.40.(6)
Sixth Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.41.(6)
5.750% Senior Secured Notes due 2020 Indenture, dated as of September 28, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.6.42.(6)
First Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.43.(6)
Seventeenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.44.(6)
Eighth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.45.(6)
Ninth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.46.(6)
Seventh Senior Notes Supplemental Indenture to the 9.875% Senior Notes (issued February 15, 2012) due 2019 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.47.(6)
Second Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.48.(12)
First Senior Notes Supplemental Indenture dated as of February 14, 2014, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon, London Branch, as paying agent.

2.6.49.(12)
First Senior Subordinated Notes Supplemental Indenture dated as of February 14, 2014, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as Trustee, and The Bank of New York Mellon, London Branch, as paying agent.

2.6.50.(12)
Twenty-Seventh Supplemental Indenture dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of May 4, 2010, as amended or supplemented.

2.6.51.(12)
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

2.6.52.(12)
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

2.6.53.(12)
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

2.6.54.(12)
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

2.6.55.(12)
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

2.6.56.(12)
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

2.6.57.(12)
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

2.6.58.(12)
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

2.6.59.(12)
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

2.6.60.(12)
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

2.6.61.(12)
Twenty-Sixth Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of May 4, 2010, as amended or supplemented.

2.6.62.(12)
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

2.6.63.(12)
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

2.6.64.(12)
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

2.6.65.(12)
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

2.6.66.(12)
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

2.6.67.(12)
Fifteenth Senior Notes Supplemental Indenture dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of August 9, 2011, as amended or supplemented.

2.6.68.(12)
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

2.6.69.(12)
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

2.6.70.(12)
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

2.6.71.(12)
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

2.6.72.(12)
Twenty-Fifth Supplemental Indenture dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of May 4, 2010, as amended or supplemented.

2.6.73.(12)
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

2.6.74.(12)
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

2.6.75.(12)
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

2.6.76.(12)
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

2.6.77.(12)
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

2.6.78.(12)
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

2.6.79.(12)
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

2.6.80.(12)
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

2.6.81.(13)
Twenty-fifth Senior Notes Supplemental Indenture to the 8.250% Senior Notes due 2021, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., and The Bank of New York Mellon, as trustee, principal paying agent, registrar and transfer agent

2.6.82.(13)
Seventeenth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.83.(13)
Fifteenth Senior Notes Supplemental Indenture to the 9.875% Senior Notes due 2019, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.84.(13)
Tenth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.85.(13)
Sixteenth Senior Secured Notes Supplemental Indenture to the 7.875% Senior Secured Notes due 2019, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.86.(13)
Fourth Senior Subordinated Notes Supplemental Indenture to the 6.000% Senior Subordinated Notes due 2017, dated as of June 16, 2015, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, and The Bank of New York Mellon, London Branch, as paying agent

2.6.87.(13)
Fourth Senior Notes Supplemental Indenture to the 5.625% Senior Notes due 2016, dated as of June 16, 2015, among Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, and The Bank of New York Mellon, London Branch, as paying agent

2.7.	[Reserved]
2.8.	[Reserved]
2.9.	[Reserved]
2.10.	[Reserved]
2.11.	[Reserved]
2.12.	[Reserved]
2.12.1.	[Reserved]
2.12.2.	[Reserved]
2.12.3.	[Reserved]
2.12.4.	[Reserved]
2.12.5.	[Reserved]
2.12.6.	[Reserved]
2.12.7.	[Reserved]
2.12.8.	[Reserved]
2.12.9.	[Reserved]
2.12.10.	[Reserved]
2.12.11.	[Reserved]
2.12.12.	[Reserved]
2.12.13.	[Reserved]
2.12.14.	[Reserved]
2.12.15.(6)
Registration Rights Agreement to the 5.750% Senior Secured Notes due 2020, dated as of September 28, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., the Closing Date Guarantors and Credit Suisse Securities (USA) LLC

2.12.16.(6)	Joinder to the 5.750% Senior Secured Notes due 2020 Registration Rights Agreement, dated as of November 7, 2012, among certain additional note guarantors listed thereto
2.13.(2)
Collateral Agreement, dated as of November 5, 2009, among Reynolds Consumer Products Holdings Inc., Reynolds Group Holdings Inc., Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the grantors from time to time party thereto and The Bank Of New York Mellon, as collateral agent

2.13.1.	[Reserved]
2.13.2.(2)	Supplement No. 2 to the Collateral Agreement, dated as of February 2, 2010, between Closure Systems International Americas, Inc. and The Bank of New York Mellon, as collateral agent
2.13.3.(2)	Supplement No. 3 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and The Bank of New York Mellon, as collateral agent
2.13.4.	[Reserved]
2.13.5.	[Reserved]

2.13.6.(2)	Supplement No. 6 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Holding Corp. and The Bank of New York Mellon, as collateral agent
2.13.7.(2)	Supplement No. 7 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Paper Products Inc. and The Bank of New York Mellon, as collateral agent
2.13.8.(2)	Supplement No. 8 to the Collateral Agreement, dated as of May 4, 2010, between by BRPP, LLC and The Bank of New York Mellon, as collateral agent
2.13.9.	[Reserved]
2.13.10.	[Reserved]
2.13.11.	[Reserved]
2.13.12.	[Reserved]
2.13.13.	[Reserved]
2.13.14.	[Reserved]
2.13.15.(2)	Supplement No. 16 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon, as collateral agent
2.13.16.	[Reserved]
2.13.17.	[Reserved]
2.13.18.	[Reserved]
2.13.19.(2)	Supplement No. 20 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Germany Holdings Inc. and The Bank of New York Mellon, as collateral agent
2.13.20.(2)	Supplement No. 21 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv International Holdings Inc. and The Bank of New York Mellon, as collateral agent
2.13.21.(2)	Supplement No. 22 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Management Company LLC and The Bank of New York Mellon, as collateral agent
2.13.22.(2)	Supplement No. 23 to the Collateral Agreement, dated as of November 16, 2010, between PCA West Inc. and The Bank of New York Mellon, as collateral agent
2.13.23.	[Reserved]
2.13.24.	[Reserved]
2.13.25.(2)	Supplement No. 26 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Packaging Inc. (formerly PWP Industries, Inc.) and The Bank of New York Mellon, as collateral agent
2.13.26.	[Reserved]
2.13.27.	[Reserved]
2.13.28.(2)	Supplement No. 29 to the Collateral Agreement, dated as of August 19, 2011, between Bucephalas Acquisition Corp. and The Bank of New York Mellon
2.13.29.(2)	Supplement No. 30 to the Collateral Agreement, dated as of September 8, 2011, between Graham Packaging Company Inc. and The Bank of New York Mellon
2.13.30.(2)	Supplement No. 31 to the Collateral Agreement, dated as of September 8, 2011, between GPC Holdings LLC and The Bank of New York Mellon
2.13.31.(2)	Supplement No. 32 to the Collateral Agreement, dated as of September 8, 2011, between BCP/Graham Holdings LLC and The Bank of New York Mellon
2.13.32.(2)	Supplement No. 33 to the Collateral Agreement, dated as of October 14, 2011, between Reynolds Manufacturing, Inc. and The Bank of New York Mellon
2.13.33.(2)	Supplement No. 34 to the Collateral Agreement, dated as of October 14, 2011, between RenPac Holdings Inc. and The Bank of New York Mellon
2.13.34.(3)	Supplement No. 35 to the Collateral Agreement, dated as of March 20, 2012, between certain additional guarantors and The Bank of New York Mellon
2.13.35.	[Reserved]
2.13.36.(6)	Supplement No. 37 to the Collateral Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon
2.13.37.(7)
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

2.13.38.(8)
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

2.14.5.(6)
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

2.15.8.(6)
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

2.15.9.(6)
Accession Deed to the Intercreditor Agreement, dated November 7, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.10.(6)
Accession Deed to the Intercreditor Agreement, dated December 14, 2012, by the subsidiaries of Reynolds Group Holdings Limited listed on Schedule I thereto, Credit Suisse AG, as security trustee, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, Cayman Islands Branch, as senior agent

2.15.11.(8)
Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated June 15, 2013, among Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, The Bank of New York Mellon, as collateral agent, and Credit Suisse AG, as security trustee

2.15.12.(8)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated November 15, 2013, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto
2.15.13.(7)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated April 9, 2013, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto
2.15.14.(13)
Accession Deed to the Intercreditor Agreement, dated June 16, 2015, by the subsidiaries of Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Credit Suisse AG, as administrative agent, Credit Suisse AG, as senior issuing bank, The Bank of New York Mellon, as collateral agent, senior secured notes trustee and high-yield noteholders trustee, and Credit Suisse AG, as security trustee

2.15.15.(13)
Accession Deed to the Intercreditor Agreement, dated June 16, 2015, by the subsidiaries of Reynolds Group Holdings Limited, Credit Suisse AG, as administrative agent, and The Bank of New York Mellon, as high-yield noteholders trustee

2.16.(7)
Intercreditor Agreement, dated November 15, 2013, between, among others, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings II Issuer Inc., Credit Suisse AG, as administrative agent and The Bank of New York Mellon as high yield noteholders trustee

2.17.(12)	Accession Deed to the Intercreditor Agreement dated November 15, 2013, dated as of February 14, 2014 by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto.
2.18.(1)	Form of 8.500% Senior Note due 2018 (included in Exhibit 4.2 hereto)
2.19.(1)	Form of 7.125% Senior Secured Note due 2019 (included in Exhibit 4.3 hereto)
2.20.(1)	Form of 9.000% Senior Note due 2019 (included in Exhibit 4.4 hereto)
2.21.(1)	Form of 6.875% Senior Secured Note due 2021 (included in Exhibit 4.5 hereto)
2.21.1.(1)	Form of 8.250% Senior Note due 2021 (included in Exhibit 4.6 hereto)
2.22.(1)	Form of 7.875% Senior Secured Note due 2019 (included in Exhibit 4.6.12 hereto)
2.22.1.(1)	Form of 9.875% Senior Note due 2019 (originally issued on August 9, 2011) (included in Exhibit 4.6.15 hereto)
2.22.2.	[Reserved]
2.22.3.(3)	Form of 9.875% Senior Note due 2019 (originally issued on February 15, 2012) (included in Exhibit 4.6.24 hereto)
2.22.4.(6)	Form of 5.750% Senior Secured Note due 2020 (included in Exhibit 4.6.41 hereto)
2.22.5.(7)	Form of 5.625% Senior Note due 2016 (included in Exhibit 4.2.1 hereto)
2.22.6.(7)	Form of 6.000% Senior Subordinated Note due 2017 (included in Exhibit 4.3.1 hereto)
2.23.(2)	Copyright Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.24.(2)	Patent Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.25.(2)	Trademark Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
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

2.34.(2)	Account Pledge Agreement, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent
2.35.(2)	Global Assignment Agreement, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent
2.36.	[Reserved]
2.37.	[Reserved]
2.38.	[Reserved]
2.39.	[Reserved]
2.40.	[Reserved]
2.41.	[Reserved]
2.42.	[Reserved]
2.43.	[Reserved]
2.44.	[Reserved]
2.45.	[Reserved]
2.46.	[Reserved]
2.47.	[Reserved]
2.48.	[Reserved]
2.49.	[Reserved]
2.50.	[Reserved]
2.51.	[Reserved]

2.52.	[Reserved]
2.53.	[Reserved]
2.54.	[Reserved]
2.55.	[Reserved]
2.56.	[Reserved]
2.57.	[Reserved]
2.58.	[Reserved]
2.59.	[Reserved]
2.60.	[Reserved]
2.61.	[Reserved]
2.62.	[Reserved]
2.63.	[Reserved]
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

2.89.(2)	General Security Deed, dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent
2.90.	[Reserved]

2.91.	[Reserved]
2.92.	[Reserved]
2.93.	[Reserved]
2.94.	[Reserved]
2.95.	[Reserved]
2.96.	[Reserved]
2.97.	[Reserved]
2.98.	[Reserved]
2.99.	[Reserved]
2.100.	[Reserved]
2.101.	[Reserved]
2.102.	[Reserved]
2.103.	[Reserved]
2.104.	[Reserved]
2.105.	[Reserved]
2.106.	[Reserved]
2.107.	[Reserved]
2.108.	[Reserved]
2.109.	[Reserved]
2.110.(2)	Security Over Shares Agreement in CSI Latin American Holdings Corporation, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent
2.111.	[Reserved]
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

2.117.	[Reserved]
2.118.	[Reserved]
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

2.122.	[Reserved]
2.123.	[Reserved]
2.124.	[Reserved]
2.125.	[Reserved]
2.126.	[Reserved]
2.127.	[Reserved]
2.128.	[Reserved]
2.129.	[Reserved]
2.130.	[Reserved]
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

2.136.	[Reserved]
2.137.	[Reserved]
2.138.	[Reserved]
2.139.	[Reserved]
2.140.	[Reserved]
2.141.	[Reserved]
2.142.	[Reserved]
2.143.	[Reserved]
2.144.	[Reserved]
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

2.148.	[Reserved]
2.149.	[Reserved]
2.150.	[Reserved]
2.151.	[Reserved]
2.151.1.	[Reserved]
2.151.2.	[Reserved]
2.151.3.	[Reserved]
2.151.4.	[Reserved]
2.151.5.	[Reserved]
2.151.6.	[Reserved]
2.152.	[Reserved]
2.153.	[Reserved]
2.154.(2)
Security Over Shares Agreement relating to shares of Closure Systems International (Hong Kong) Limited, dated February 25, 2010, entered into by SIG Finanz AG (Switzerland) in favour of Wilmington Trust (London) Limited as collateral agent

2.155.	[Reserved]
2.156.	[Reserved]
2.157.	[Reserved]
2.158.	[Reserved]
2.159.	[Reserved]
2.160.	[Reserved]
2.161.	[Reserved]
2.162.	[Reserved]
2.163.	[Reserved]
2.164.	[Reserved]
2.165.	[Reserved]
2.166.	[Reserved]
2.167.	[Reserved]
2.168.	[Reserved]
2.169.	[Reserved]
2.170.	[Reserved]
2.171.	[Reserved]
2.172.	[Reserved]
2.173.(2)	Patent Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent
2.174.(2)	Trademark Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent

2.175.(2)	Canadian General Security Agreement, dated as of December 2, 2009, entered into by Evergreen Packaging Canada Limited
2.176.(2)	Canadian Pledge Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging International B.V.
2.177.	[Reserved]
2.178.	[Reserved]
2.179.	[Reserved]
2.180.(2)	Pledge Over Bank Account, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à. r.l. and The Bank of New York Mellon
2.181.(2)	Pledge Over Receivables from SIG Combibloc Holding GmbH, dated as of May 4, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon
2.182.	[Reserved]
2.183.	[Reserved]
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

2.190.	[Reserved]
2.191.	[Reserved]
2.192.	[Reserved]
2.193.	[Reserved]
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

2.197.	[Reserved]
2.198.	[Reserved]
2.199.	[Reserved]
2.200.	[Reserved]
2.201.	[Reserved]
2.202.	[Reserved]
2.203.	[Reserved]
2.204.	[Reserved]
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

2.210.	[Reserved]
2.211.	[Reserved]
2.212.	[Reserved]
2.213.	[Reserved]
2.214.	[Reserved]
2.215.	[Reserved]
2.216.(2)	Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated June 28, 2010
2.217.(2)	Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated June 28, 2010
2.218.(2)	Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent
2.219.	[Reserved]
2.220.	[Reserved]
2.221.	[Reserved]
2.222.	[Reserved]
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

2.230.(2)	Disclosed Pledge of Bank Accounts, dated September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon
2.231.(2)	Deed of Pledge of Registered Shares, dated September 1, 2010, between Closure Systems International B.V., Reynolds Packaging International B.V. and The Bank of New York Mellon
2.232.(12)	Assignment Agreement, dated October 15, 2014, between Closure Systems International B.V., Pactiv Canada Inc. and The Bank of New York Mellon
2.233.	[Reserved]
2.234.(2)	Security Over Shares Agreement relating to shares in Ivex Holdings, Ltd., dated September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent
2.235.	[Reserved]
2.236.	[Reserved]
2.237.(2)	Copyright Security Agreement, dated as of November 16, 2010, among Pactiv Corporation (now known as Pactiv LLC), a Delaware corporation and The Bank of New York Mellon as collateral agent
2.238.(2)	Patent Security Agreement, dated as of November 16, 2010, among the grantors listed on thereto and The Bank of New York Mellon
2.239.(2)	Trademark Security Agreement, dated as of November 16, 2010, among the grantors listed on thereto and The Bank of New York Mellon as collateral agent
2.240.(2)	Canadian General Security Agreement granted by 798795 Ontario Limited (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.241.	[Reserved]
2.242.(2)	Canadian General Security Agreement granted by Newspring Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.243.	[Reserved]
2.244.(2)	Canadian General Security Agreement granted by Pactiv Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.245.	[Reserved]
2.246.	[Reserved]

2.247.	[Reserved]
2.248.	[Reserved]
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

2.253.	[Reserved]
2.254.	[Reserved]
2.255.	[Reserved]
2.256.(2)	Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
2.257.(2)	Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.258.(2)	Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.259.(2)	Deed of Hypothec between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
2.260.(2)	Bond Pledge Agreement between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.261.(2)	Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
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

2.264.	[Reserved]
2.265.(2)	Account Pledge Agreement between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.266.(2)	Account Pledge Agreement between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.267.	[Reserved]
2.268.	[Reserved]
2.269.	[Reserved]
2.270.	[Reserved]
2.271.	[Reserved]
2.272.	[Reserved]
2.273.	[Reserved]
2.274.	[Reserved]
2.275.	[Reserved]
2.276.	[Reserved]
2.277.	[Reserved]
2.278.	[Reserved]
2.279.	[Reserved]
2.280.	[Reserved]
2.281.	[Reserved]
2.282.(2)
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010

2.283.(12)
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

2.298.	[Reserved]
2.299.	[Reserved]
2.300.	[Reserved]
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

2.307.	[Reserved]
2.308.	[Reserved]
2.309.	[Reserved]
2.310.	[Reserved]
2.311.	[Reserved]
2.312.	[Reserved]
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

2.319.	[Reserved]
2.320.	[Reserved]
2.321.	[Reserved]
2.322.	[Reserved]
2.323.	[Reserved]
2.324.	[Reserved]
2.325.	[Reserved]
2.326.	[Reserved]
2.327.	[Reserved]
2.328.	[Reserved]
2.329.	[Reserved]
2.330.	[Reserved]
2.331.	[Reserved]
2.332.	[Reserved]
2.333.	[Reserved]
2.334.	[Reserved]
2.335.	[Reserved]
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

2.338.	[Reserved]
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

2.355.	[Reserved]
2.356.	[Reserved]
2.357.(13)
Confirmation Agreement, dated February 25, 2015, between Reynolds Group Holding Limited, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Graham Packaging Company, L.P., Beverage Packaging Holdings (Luxembourg) IV S.à.r.l., Beverage Packaging Holdings (Luxembourg) V S.A., Beverage Packaging Holdings (Luxembourg) VI S.à.r.l., Evergreen Packaging (Luxembourg) S.à r.l., and The Bank of New York Mellon as collateral agent

2.358.	[Reserved]
2.359.	[Reserved]
2.360.	[Reserved]
2.361.	[Reserved]
2.362.	[Reserved]
2.363.	[Reserved]
2.364.	[Reserved]
2.365.	[Reserved]
2.366.	[Reserved]
2.367.	[Reserved]
2.368.	[Reserved]
2.369.	[Reserved]
2.370.	[Reserved]
2.371.	[Reserved]
2.372.	[Reserved]
2.373.	[Reserved]
2.374.	[Reserved]
2.375.	[Reserved]
2.376.	[Reserved]
2.377.	[Reserved]
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

2.383.	[Reserved]
2.384.	[Reserved]
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

2.389.	[Reserved]
2.390.	[Reserved]
2.391.	[Reserved]
2.392.	[Reserved]
2.393.	[Reserved]
2.394.	[Reserved]
2.395.	[Reserved]
2.396.	[Reserved]
2.397.	[Reserved]
2.398.	[Reserved]
2.399.	[Reserved]
2.400.	[Reserved]
2.401.	[Reserved]
2.402.	[Reserved]
2.403.	[Reserved]
2.404.	[Reserved]
2.405.	[Reserved]
2.406.	[Reserved]
2.407.	[Reserved]
2.408.	[Reserved]
2.409.	[Reserved]
2.410.	[Reserved]
2.411.	[Reserved]
2.412.	[Reserved]
2.413.	[Reserved]
2.414.	[Reserved]
2.415.	[Reserved]
2.416.	[Reserved]
2.417.	[Reserved]
2.418.	[Reserved]
2.419.(2)	Account Pledge Agreement, dated as of March 2, 2011, between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent
2.420.(2)	Account Pledge Agreement, dated as of March 2, 2011, between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent
2.421.(2)	Account Pledge Agreement, dated as of March 2, 2011, between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent
2.422.	[Reserved]
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

2.428.(12)	Assignment Agreement, dated October 15, 2014, between Grupo CSI de Mexico, S. de R.L. de C.V., Pactiv Canada Inc. and The Bank of New York Mellon
2.429.(12)	Assignment Agreement, dated October 27, 2014, between CSI en Saltillo, S. de R.L. de C.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and The Bank of New York Mellon
2.430.(12)	Assignment Agreement, dated December 18, 2014, between Pactiv Canada Inc., Reynolds Packaging International B.V. and The Bank of New York Mellon
2.431.(12)	Pledge over Shares Agreement, dated August 28, 2014, between Beverage Packaging Holdings (Luxembourg) III S.à r.l., The Bank of New York Mellon and Evergreen Packaging (Luxembourg) S.à r.l.

2.432.(12)	Share Pledge Agreement, dated December 18, 2014, between Reynolds Packaging International B.V., Pactiv-Omni Germany Holdings GmbH and The Bank of New York Mellon
2.433.(12)	Share Pledge Agreement, dated December 18, 2014, between Pactiv-Omni Germany Holdings GmbH, Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon
2.434.(12)
Deed of Sale, Transfer and Pledge of Shares in the capital of Reynolds Packaging International B.V. and Transfer of Contract Dated July 31, 2014 as amended on August 13, 2014 (re. The transfer of pledge agreements of the shares in Reynolds Packaging International B.V. from Closure Systems International B.V. to Beverage Packaging Holdings)

2.435.(12)	Amended and Restated Blanket Security over Shares Agreement, dated November 1, 2014, between The Bank of New York Mellon, the Secured Parties (defined therein) and Closure Systems International B.V.
2.436.	[Reserved]
2.437.	[Reserved]
2.438.	[Reserved]
2.439.	[Reserved]
2.440.	[Reserved]
2.441.	[Reserved]
2.442.	[Reserved]
2.443.	[Reserved]
2.444.(2)
Amendment to Quota Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011, among Closures Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon

2.445.(2)	Amendment to Pledge Agreement over Receivables and other Credit Rights in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011
2.446.(2)	Amendment to Accounts Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011
2.447.(2)	Amendment to Pledge Agreement over Inventory, Equipment and other Assets in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011
2.448.	[Reserved]
2.449.	[Reserved]
2.450.	[Reserved]
2.451.	[Reserved]
2.452.	[Reserved]
2.453.	[Reserved]
2.454.	[Reserved]
2.455.	[Reserved]
2.456.	[Reserved]
2.457.	[Reserved]
2.458.	[Reserved]
2.459.	[Reserved]
2.460.	[Reserved]
2.461.	[Reserved]
2.462.	[Reserved]
2.463.(2)	Account Pledge Agreement between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.464.(2)	Account Pledge Agreement between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.465.(2)	Account Pledge Agreement between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated September 8, 2011
2.466.	[Reserved]
2.467.	[Reserved]
2.468.	[Reserved]
2.469.	[Reserved]
2.470.	[Reserved]
2.471.	[Reserved]
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

2.473.	[Reserved]
2.474.	[Reserved]
2.475.	[Reserved]
2.476.	[Reserved]
2.477.	[Reserved]
2.478.(2)	Deed of Confirmation and Amendment relating to a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
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

2.491.	[Reserved]
2.492.	[Reserved]
2.493.	[Reserved]
2.494.	[Reserved]
2.495.	[Reserved]
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

2.503.	[Reserved]
2.504.	[Reserved]
2.505.	[Reserved]
2.506.	[Reserved]
2.507.	[Reserved]
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

2.513.	[Reserved]
2.514.	[Reserved]
2.515.	[Reserved]
2.516.	[Reserved]
2.517.	[Reserved]
2.518.	[Reserved]
2.519.	[Reserved]
2.520.	[Reserved]
2.521.	[Reserved]
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

2.524.	[Reserved]
2.525.	[Reserved]
2.526.	[Reserved]
2.527.	[Reserved]
2.528.	[Reserved]
2.529.	[Reserved]
2.530.	[Reserved]
2.531.(6)
Fifth Amendment to Quota Pledge Agreement in favor of Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated November 7, 2012, among Closures Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon

2.532.(6)
Seventh Amendment to Pledge Agreement over Receivables and other Credit Rights between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon, dated November 7, 2012

2.533.(6)	Fifth Amendment to Accounts Pledge Agreement between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon, dated November 7, 2012
2.534.(6)
Fifth Amendment to Pledge Agreement over Inventory, Equipment and other Assets between Closure Systems International (Brazil) Sistemas de Vedação Ltda. and The Bank of New York Mellon, dated November 7, 2012

2.535.	[Reserved]
2.536.	[Reserved]
2.537.	[Reserved]
2.538.	[Reserved]
2.539.	[Reserved]
2.540.	[Reserved]
2.541.	[Reserved]
2.542.	[Reserved]
2.543.	[Reserved]
2.544.	[Reserved]
2.545.	[Reserved]
2.546.	[Reserved]
2.547.	[Reserved]
2.548.	[Reserved]
2.549.(6)	Account Pledge Agreement between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.550.(6)	Account Pledge Agreement between Omni-Pac Ekco GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.551.(6)	Account Pledge Agreement between Omni-Pac GmbH Verpackungsmittel and The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.552.	[Reserved]
2.553.	[Reserved]
2.554.	[Reserved]
2.555.	[Reserved]
2.556.	[Reserved]
2.557.(6)
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

2.558.	[Reserved]
2.559.	[Reserved]
2.560.	[Reserved]
2.561.	[Reserved]
2.562.(6)
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.563.(6)
Deed of Confirmation and Amendment relating to a share charge over 65% shares in Graham Packaging Asia Limited between Graham Packaging Company, L.P. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.564.	[Reserved]
2.565.	[Reserved]
2.566.	[Reserved]
2.567.(6)
Amendment Agreement No. 6 relating to a Quota Charge Agreement over quotas in Closure Systems International Holdings (Hungary) Kft. (succeeded by CSI Hungary Kft.) between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012

2.568.(6)
Confirmation Agreement in respect of Luxembourg security regarding Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I. S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and Beverage Packaging Holdings (Luxembourg) III S.à r.l., dated September 28, 2012, among Reynolds Group Holdings Limited, Graham Packaging Company, L.P. and The Bank of New York Mellon

2.569.(6)
Confirmation Agreement in respect of Luxembourg security regarding Beverage Packaging Holdings (Luxembourg) IV S.à r.l. and Evergreen Packaging (Luxembourg) S.à r.l., dated November 7, 2012, among SIG Combibloc Holding GmbH and The Bank of New York Mellon

2.570.(6)	Pledge over Receivables Agreement, dated November 7, 2012, between Beverage Packaging Holdings (Luxembourg) IV S.à r.l. and The Bank of New York Mellon
2.571.(6)	Pledge over CPECs Agreement, dated November 7, 2012, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon
2.572.(6)
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

2.573.(6)	Acknowledgment Agreement in respect of a Security Trust Agreement between CSI en Saltillo, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.574.(6)
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

2.575.	[Reserved]
2.576.	[Reserved]
2.577.	[Reserved]
2.578.	[Reserved]
2.579.	[Reserved]
2.580.(6)
Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.581.	[Reserved]
2.582.	[Reserved]
2.583.(6)
Deed of Confirmation and Amendment relating to a pledge of shares in Reynolds Consumer Products (UK) Limited granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.584.	[Reserved]

2.585.	[Reserved]
2.586.(6)
Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.587.	[Reserved]
2.588.	[Reserved]
2.589.	[Reserved]
2.590.(6)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Reynolds Consumer Products International B.V. (succeeded by Reynolds Packaging International B.V.) in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.591.(6)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012

2.592.(6)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by CSI Lux following the merger with CSI Lux and RCP Lux, by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.593.(6)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.594.(6)
Deed of Confirmation and Amendment in respect of a security assignment of contractual rights under a specific contract granted by Beverage Packaging Holdings (Luxembourg) I S.A. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.595.(6)
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Consumer Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.596.(6)
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Presto Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012

2.597.(6)	Security over Cash Agreement by Closure Systems International Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012
2.598.(6)
Pledge Over Shares Agreement in Beverage Packaging Holdings (Luxembourg) V S.A., dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon as collateral agent

2.599.(6)	Pledge Over Bank Accounts Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon as collateral agent
2.600.(6)	Termination and Release Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and The Bank of New York Mellon as collateral agent
2.601.(7)
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Evergreen Packaging International B.V., dated as of December 31, 2013, between Evergreen Packaging (Luxembourg) S.à r.l. as pledgor, Evergreen Packaging International B.V. as the company and The Bank of New York Mellon as collateral agent

2.602.(7)
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Graham Packaging Holdings B.V., dated as of December 31, 2013, between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V. as the company and The Bank of New York Mellon as collateral agent

2.603.(7)
Deed of Pledge of Registered Shares in Graham Packaging Holdings B.V., dated as of June 1, 2012, between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V. as the company and The Bank of New York Mellon as collateral agent

2.604.(7)
Deed of Pledge of Registered Shares in Reynolds Packaging International B.V., dated as of December 4, 2012, between Closure Systems International B.V. as pledgor, Reynolds Packaging International B.V. as the company and The Bank of New York Mellon as collateral agent

2.605.(7)
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

2.606.(7)
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Closure Systems International B.V., dated as of December 31, 2013, between Beverage Packaging Holdings (Luxembourg) VI S.à r.l. as the pledgor, Closure Systems International B.V. as the company and The Bank of New York Mellon as the collateral agent

2.607.	[Reserved]
2.608.	[Reserved]
2.608.1.	[Reserved]
2.609.	[Reserved]
2.610.(7)	Trademark Security Agreement, dated as of April 9, 2013, between Spirit Foodservice, Inc. and the Bank of New York Mellon
2.611.(7)	Patent Security Agreement, dated as of April 9, 2013, between Spirit Foodservice, Inc. and the Bank of New York Mellon
2.612.(8)
Assignment Agreement, dated November 1, 2013, between Pactiv LLC, Pactiv NA II LLC and the Bank of New York Mellon with acknowledgment of Pactiv Mexico, S. de R.L. de C.V., in respect of an Equity Interests Pledge Agreement, dated April 19, 2011 (English version)

2.613.(7)
Assignment Agreement, dated December 17, 2013, between Pactiv International Holdings Inc., Pactiv Foodservice Mexico, S. de R.L. de C.V. and the Bank of New York Mellon with acknowledgment of Pactiv Mexico, S. de R.L. de C.V., in respect of an Equity Interests Pledge Agreement, dated April 19, 2011 (English version)

2.614.(7)
Assignment Agreement, dated December 17, 2013, between Pactiv NA II LLC, Reynolds Packaging International B.V. and the Bank of New York Mellon with acknowledgment of Pactiv Mexico, S. de R.L. de C.V., in respect of an Equity Interests Pledge Agreement, dated April 19, 2011 (English version)

2.615.(8)
Specific Security Deed, dated June 21, 2013, between Beverage Packaging Holdings (Luxembourg) I S.A. and Wilmington Trust (London) Limited in respect of certain deposit accounts located in New Zealand held by Beverage Packaging Holdings (Luxembourg) I S.A.

2.616.(8)	Security over Cash Agreement, dated November 1, 2013, given by Beverage Packaging Holdings (Luxembourg) III S.à r.l. in favour of the Bank of New York Mellon
2.617.	[Reserved]
2.618.	[Reserved]
2.619.	[Reserved]
2.620.	[Reserved]
2.621.	[Reserved]
2.622.	[Reserved]
2.623.(8)
Share Pledge Agreement relating to the shares in Beverage Packaging Holdings (Luxembourg) VI S.à r.l. , dated as of June 14, 2013, among Beverage Packaging Holdings (Luxembourg) III S.à r.l., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon as collateral agent

2.624.(8)	Account Pledge Agreement, dated as of June 14, 2013, between Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon as collateral agent
2.625.(8)
Share Pledge Agreement relating to shares of Beverage Packaging Holdings (Luxembourg) II S.A., dated as of December 10, 2013, among Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon as collateral agent

2.626.(8)	Luxembourg Law Account Pledge Agreement, dated as of December 10, 2013, between Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon
2.627.(8)	New Zealand Law Share Pledge Agreement, dated as of December 10, 2013, between Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon
2.628.(12)
Sixth Amendment to the Quota Pledge Agreement of Closure Systems International (Brazil) Sistemas de Vedacao Ltda. dated as of February 14, 2014 between The Bank of New York Mellon, Closure Systems International B.V., Closure Systems International Holdings Inc. and Closure Systems International (Brazil) Sistemas de Vadacao Ltda.

2.629.(12)
Ninth Amendment to the Pledge Agreement Over Receivables and Other Credit Rights dated as of February 14, 2014 between The Bank of New York Mellon and Closure Systems International (Brazil) Sistemas de Vadacao Ltda.

2.630.(12)	Sixth Amendment to the Accounts Pledge Agreement dated as of February 14, 2014 between The Bank of New York Mellon and Closure Systems International (Brazil) Sistemas de Vedacao Ltda.
2.631.(12)
Sixth Amendment to the Pledge Agreement Over Inventory, Equipment and Other Assets dated as of February 14, 2014 between The Bank of New York Mellon and Closure Systems International (Brazil) Sistemas de Vedacao Ltda.

2.632.(12)
Share Pledge Agreement dated as of February 14, 2014 between Pactiv Deutschland Holdinggesellschaft MBH, Omni-Pac Ekco GMBH Verpackungsmittel, Omni-Pac GMBH Verpackungsmittel and The Bank of New York Mellon.

2.633.(12)	Share Pledge Agreement dated as of February 14, 2014 between SIG Beteiligungs GMBH, Pactiv LLC, Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon.
2.634.(12)	Account Pledge Agreement dated as of February 14, 2014 between Omni-Pac Ekco GMGH Verpackungsmittel and The Bank of New York Mellon.
2.635.(12)	Account Pledge Agreement dated as of February 14, 2014 between Omni-Pac GMBH Verpackungsmittel and The Bank of New York Mellon.
2.636.(12)	Account Pledge Agreement dated as of February 14, 2014 between Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon.
2.637.(12)
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

2.638.(12)
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

2.639.(12)	Acknowledge Agreement dated as of February 14, 2014 between CSI en Saltillo, S.de R.L. de C.V. and The Bank of New York Mellon.
2.640.(12)
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

2.641.(12)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated as of December 18, 2014, by Pactiv-Omni Germany Holdings GMBH.
2.642.(12)	Accession Agreement to the Intercreditor Agreement dated November 15, 2013, dated as of December 18, 2014, by Pactiv-Omni Germany Holdings GMBH.
2.643.(12)
Share Pledge Agreement dated as of December 18, 2014 relating to the shares in Pactiv-Omni Germany Holdings GMBH between Reynolds Packaging International B.V., Pactiv-Omni Germany Holdings GMBH and The Bank of New York Mellon.

2.644.(12)
Share Pledge Agreement dated as of December 18, 2014 relating to the shares in Pactiv Deutschland Holdinggesellschaft MBH between Pactiv-Omni Germany Holdings GMBH, Pactiv Deutschland Holdinggesellschaft MBH and The Bank of New York Mellon.

2.645.(12)
Release Agreement dated as of December 18, 2014 between SIG Beteiligungs GMBH and Pactiv LLC, as security grantors, and The Bank of New York Mellon, as collateral agent and secured party, and the other institutions named therein as the other secured parties.

2.646.(12)	Deed of Pledge of Registered Shares dated as of February 14, 2014 between Reynolds Packaging International B.V., The Bank of New York Mellon, and BPTE B.V.
2.647.(12)
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

2.648.(12)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated as of June 30, 2014, by Reynolds Consumer Products Canada Inc.
2.649.(12)	Accession Agreement to the Intercreditor Agreement dated November 15, 2013, dated as of June 30, 2014, by Reynolds Consumer Products Canada Inc.
2.650.(12)	Canadian General Security Agreement dated as of June 30, 2014 by Reynolds Consumer Products Canada Inc.
2.651.(12)	Amending Agreement No. 2 to Canadian Pledge Agreement dated as of June 30, 2014 by Reynolds Packaging International B.V.
2.652.(12)
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

2.653.(12)	Accession Deed to the Intercreditor Agreement dated May 11, 2007, dated as of February 14, 2014, by Trans Western Polymers, Inc. and Closure Systems International Machinery (Germany) GMBH.
2.654.(12)	Accession Deed to the Intercreditor Agreement dated November 15, 2013, dated as of February 14, 2014, by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto.
2.655.(12)
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

2.656.(12)	Trademark Security Agreement dated as of February 14, 2014 between Trans Western Polymers, Inc. and The Bank of New York Mellon, as collateral agent.
2.657.(12)	Patent Security Agreement dated as of February 14, 2014 between Trans Western Polymers, Inc. and The Bank of New York Mellon,
2.658.(12)	Account Pledge Agreement dated as of February 14, 2014 between Closure Systems International Machinery (Germany) GMBH, as pledgor, and The Bank of New York Mellon, as collateral agent and pledgee.
2.659.(12)	Global Assignment Agreement dated as of February 14, 2014 between Closure Systems International Machinery (Germany) GMBH, as assignor, and The Bank of New York Mellon, as collateral agent.
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

4.1.7.	[Reserved]
4.1.8.	[Reserved]
4.1.9.	[Reserved]
4.1.10.	[Reserved]
4.1.11.	[Reserved]

4.1.12.	[Reserved]
4.1.13.	[Reserved]
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

4.1.23.	[Reserved]
4.1.24.	[Reserved]
4.1.25.	[Reserved]
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

4.1.35.	[Reserved]
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

4.1.78.(6)
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

4.1.79.(6)
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

4.1.81.(6)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 14, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.82.(7)
Amendment No. 8 and Incremental Term Loan Assumption Agreement, dated as of November 27, 2013, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.1.83.(8)
Loan Modification Agreement, dated as of December 27, 2013, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.1.84.(8)
Guarantor Joinder, dated as of November 15, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.85.(8)
Guarantor Joinder, dated as of June 14, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors, the Lenders and Credit Suisse AG, as administrative agent

4.1.86.(8)
Guarantor Joinder, dated as of December 10, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holdings AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.87.(7)
Guarantor Joinder, dated as of April 9, 2013, to the Third Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings Inc., Evergreen Packaging Inc., Reynolds Consumer Products Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.88.(13)
Guarantor Joinder, dated as of June 16, 2015, to the Third Amended and Restated Credit Agreement dated as of September 28, 2012 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent

4.1.89.(13)
Loan Modification Agreement, dated as of February 25, 2015, by and among Reynolds Group Holdings Inc., Pactiv LLC, Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings LLC, SIG Euro Holding AG & Co. KGaA, Closure Systems International B.V., Evergreen Packaging Inc., Reynolds Consumer Products LLC, Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG, as administrative agent for the Lenders

4.2.1.(7)
5.625% Senior Notes due 2016 Indenture, dated as of November 15, 2013, as amended, supplemented or otherwise modified, among Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) II S.A., certain senior note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent, relating to the issuance by Beverage Packaging Holdings II Issuer Inc. and Beverage Packaging Holdings (Luxembourg) II S.A. of 5.625% Senior Notes due 2016 in the aggregate principal amount of $650,000,000, relating to the issuance by Beverage Packaging Holdings II S.A. of 8.000% Senior Notes due 2016 in the aggregate principal amount of €480,000,000

4.3.1.(7)
6.000% Senior Subordinated Notes due 2017 Indenture, dated as of December 10, 2013, as amended, supplemented or otherwise modified among Beverage Packaging Holdings II Issuer Inc., Beverage Packaging Holdings (Luxembourg) II S.A., certain senior subordinated note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent, relating to the issuance by Beverage Packaging Holdings II Issuer Inc. and Beverage Packaging Holdings (Luxembourg) II S.A. of 6.000% Senior Subordinated Notes due 2017 in the aggregate principal amount of $590,000,000

4.4.1.
Indenture, dated as of September 29, 1999, by and between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.1 to Tenneco Packaging Inc.'s Registration Statement on Form S-4 (No. 333-82923) filed October 4, 1999)

4.4.2.
Second Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(c) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.3.
Fourth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(e) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.4.
Fifth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(f) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.5.
Sixth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Pactiv Corporation's Current Report on Form 8-K (No. 1-15157) filed June 25, 2007)

4.4.6.
Seventh Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of June 25, 2007, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to Pactiv Corporation's Current Report on Form 8-K (No. 1-15157) filed June 25, 2007)

4.4.7.
Eighth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of October 21, 2010, between Pactiv Corporation (now known as Pactiv LLC) and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to Pactiv Corporation's Current Report on Form 8-K (No. 1-15157) filed October 22, 2010)

4.4.8.
Indenture, dated as of October 7, 2004, among Graham Packaging Company, L.P. and GPC Capital Corp. I and Graham Packaging Holdings Company, as guarantor, and The Bank of New York, as Trustee, relating to the Senior Subordinated Notes Due 2014 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by Graham Packaging Holdings Company (incorporated by reference to Exhibit 4.2 to Graham Packaging Holdings Company's Current Report on Form 8-K (No. 333-53603-03) filed October 14, 2004)

4.4.9.
Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.10.
Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.13 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.11.(2)
Supplemental Indenture, dated as of July 27, 2011, among Graham Packaging Company, L.P., GPC Capital Corp. I, Graham Packaging Holdings Company, the guarantors listed thereto and The Bank of New York Mellon, as Trustee, relating to the Senior Subordinated Notes due 2014

4.4.12.
Indenture, dated as of November 24, 2009, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2017 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Holdings Company's Current Report on Form 8-K (No. 333-53603-03) filed November 24, 2009)

4.4.13.
Supplemental Indenture, dated as of July 30, 2010, among GPACSUB LLC, Graham Packaging Minster LLC, Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.12 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.14.
Supplemental Indenture, dated as of October 4, 2010, among Graham Packaging GP Acquisition LLC, Graham Packaging LP Acquisition LLC, CPG-L Holdings, Inc., Liquid Container Inc., Graham Packaging LC, L.P., Graham Packaging PX Holding Corporation, Graham Packaging PX, LLC, Graham Packaging PX Company, WCK-L Holdings, Inc., Graham Packaging Company, L.P., GPC Capital Corp. I, the guarantors party thereto, and The Bank of New York Mellon, as Trustee, relating to the Senior Notes due 2017 (incorporated by reference to Exhibit 4.14 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

4.4.15.
Indenture, dated as of September 23, 2010, among Graham Packaging Company, L.P., GPC Capital Corp. I, the Guarantors named therein and The Bank of New York Mellon, as Trustee, relating to the Senior Notes Due 2018 of Graham Packaging Company, L.P. and GPC Capital Corp. I, unconditionally guaranteed by the Guarantors named therein (incorporated by reference to Exhibit 4.1 to Graham Packaging Company Inc.'s Current Report on Form 8-K (No. 001-34621) filed September 29, 2010)

4.4.16.(8)
Twenty-Second Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l and The Bank of New York Mellon as trustee

4.4.17.(8)
Twenty-First Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.18.(8)
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.19.(8)
Nineteenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.20.(8)
Nineteenth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.21.(8)
Tenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.22.(8)
Eleventh Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.23.(8)
Ninth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and The Bank of New York Mellon, as trustee

4.4.24.(8)
Fourth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.25.(7)
Twenty-Fourth Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.26.(7)
Twenty-Third Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.27.(7)
Twenty-Third Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.28.(7)
Twenty-First Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.29.(7)
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.30.(7)
Twelfth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.31.(8)
Thirteenth Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.32.(7)
Eleventh Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.33.(7)
Sixth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A, The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.34.(8)
Twenty-Third Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.35.(8)
Twenty-Second Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.36.(8)
Twenty-Second Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.37.(8)
Twentieth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.38.(8)
Twentieth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., the affiliates of the Issuers party thereto and The Bank of New York Mellon, as trustee

4.4.39.(8)
Eleventh Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London Limited), as additional collateral agent

4.4.40.(8)
Twelfth Senior Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.41.(8)
Tenth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of November 15, 2013 among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.42.(8)
Fifth Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.43.(7)
Twenty-First Supplemental Indenture to the Indenture dated as of May 4, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and the Bank of New York Mellon, as trustee

4.4.44.(7)
Twentieth Senior Secured Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.45.(7)
Twentieth Senior Notes Supplemental Indenture to the Indenture dated as of October 15, 2010, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.46.(7)
Eighteenth Senior Secured Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.47.(7)
Eighteenth Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.48.(7)
Ninth Senior Secured Notes Supplemental Indenture to the Indenture dated as of August 9, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.49.(7)
Tenth Senior Notes Supplemental Indenture dated as of August 9, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.50.(7)
Eighth Senior Notes Supplemental Indenture to the Indenture dated as of February 15, 2012, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.51.(7)
Third Senior Secured Notes Supplemental Indenture to the Indenture dated as of September 28, 2012, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited as additional collateral agent

4.5.(2)
Reaffirmation Agreement, dated as of May 4, 2010, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee, principal agent, transfer agent and collateral agent, The Bank of New York Mellon, London Branch, as paying agent, and Wilmington Trust (London) Limited as additional collateral agent

4.5.1.(2)
Supplement, dated August 27, 2010, to the Reaffirmation Agreement dated as of May 4, 2010, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as trustee under the 2009 Notes Indenture, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and collateral agent, The Bank of New York Mellon, London Branch, as paying agent, and Wilmington Trust (London) Limited as additional collateral agent

4.5.2.(2)
Reaffirmation Agreement, dated as of November 16, 2010, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Acquisition Corporation, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.3.(2)
Supplement, dated January 14, 2011, to the Reaffirmation Agreement dated as of November 16, 2010, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as trustee under the October 2010 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.4.(2)
Reaffirmation Agreement, dated as of February 1, 2011, among Reynolds Group Holdings Limited, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.5.(2)
Reaffirmation Agreement, dated as of February 9, 2011, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., Closure Systems International B.V., Pactiv Corporation (now known as Pactiv LLC), SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.6.(2)
Reaffirmation Agreement, dated March 2, 2011, among the Brazilian and German Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.7.(2)
Reaffirmation Agreement, dated March 2, 2011, among the Swiss Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.8.(2)
Reaffirmation Agreement, dated as of June 7, 2011, among SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.9.	[Reserved]
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

4.5.11.	[Reserved]
4.5.12.(6)
Reaffirmation Agreement, dated as of September 28, 2012, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., SIG Euro Holding AG & Co. KGaA, Closure Systems International B.V., SIG Austria Holding GmbH, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the November 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.13.(6)
Reaffirmation Agreement, dated as of November 7, 2012, among Reynolds Group Holdings Limited, the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the November 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.14.(12)
Reaffirmation Agreement dated as of February 14, 2014, among Reynolds Group Holdings Limited, the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.15.(13)
Reaffirmation Agreement, dated as of February 25, 2015, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC and Beverage Packaging Holdings (Luxembourg) III S.à r.l. (collectively, with SIG Euro Holding AG & Co. KGaA and Closure Systems International B.V.), Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.16.(13)
Reaffirmation Agreement, dated as of May 26, 2015, among Reynolds Group Holdings Limited and the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.6.	[Reserved]
4.7.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - Germany)
4.8.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Germany - SIG)
4.9.	[Reserved]
4.10.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Hong Kong)
4.11.	[Reserved]
4.12.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Japan)
4.13.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.14.	[Reserved]
4.15.	[Reserved]
4.16.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - CSI & RCP)

4.17.	[Reserved]
4.18.	[Reserved]
4.19.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States - CSI & RCP)
4.20.(2)	Indemnification Agreement, dated October 18, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Netherlands)
4.21.	[Reserved]
4.22.	[Reserved]
4.23.	[Reserved]
4.24.(2)
Deed Poll of Indemnification, dated December 22, 2009, by Rank Group Limited relating to Directors and Officers of Rank Group Limited and other entities in favour and for the benefit of each Indemnified Person

4.25.	[Reserved]
4.26.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Japan)
4.27.(2)	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Netherlands)
4.28.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - CSI & RCP)
4.29.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - United States)
4.30.(2)	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - Germany)
4.31.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Evergreen)
4.32.	[Reserved]
4.33.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (US - Evergreen)
4.34.(2)	Letter of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Hong Kong)
4.35.(2)	Indemnification Agreement, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Netherlands)
4.36.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.37.(2)	Deed Poll of Indemnification, dated April 21, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Hong Kong)
4.38.	[Reserved]
4.39.	[Reserved]
4.40.	[Reserved]
4.41.	[Reserved]
4.42.	[Reserved]
4.43.	[Reserved]
4.44.	[Reserved]
4.45.	[Reserved]
4.46.(2)	Indemnification Agreement, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.47.(2)	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (BP III - Luxembourg)
4.48.(2)	Deed Poll of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom)
4.49.(2)	Agreement of Indemnification, dated August 25, 2010, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States)
4.50.(2)	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.51.(2)
Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - Closures, Reynolds Consumer Products and Reynolds Foodservice)

4.52.	[Reserved]
4.53.(2)	Indemnification Agreement, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.54.	[Reserved]
4.55.	[Reserved]
4.56.(2)	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures - Hong Kong)

4.57.(2)	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Evergreen - Hong Kong)
4.58.(12)	Deed Poll of Indemnification, dated December 6, 2014, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Pactiv-Omni Germany Holdings GmbH)
4.59.	[Reserved]
4.60.(2)	Deed Poll of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
4.61.	[Reserved]
4.62.	[Reserved]
4.63.	[Reserved]
4.64.(2)	Letter of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.65.(2)	Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Evergreen)
4.66.	[Reserved]
4.67.(2)
Agreement of Indemnification, dated September 13, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Closures, Reynolds Consumer Products and Reynolds Foodservice)

4.68.	[Reserved]
4.69.	[Reserved]
4.70.(2)	Indemnity to Gail D. Lilley from Pactiv Canada Inc., dated November 16, 2010
4.71.(2)	Agreement of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United States)
4.72.(2)	Deed Poll of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United Kingdom)
4.73.(2)	Letter of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - Germany)
4.74.	[Reserved]
4.75.(2)	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.76.	[Reserved]
4.77.	[Reserved]
4.78.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures and Evergreen - Hong Kong)
4.79.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong - SIG)
4.80.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
4.81.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.82.(2)	Indemnification Agreement, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.83.	[Reserved]
4.84.	[Reserved]
4.85.(2)
Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - Closures, Reynolds Consumer Products, Reynolds Foodservice and Pactiv)

4.86.	[Reserved]
4.87.(2)
Agreement of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Closures, Reynolds Consumer Products, Evergreen, Reynolds Foodservice and Pactiv)

4.88.	[Reserved]
4.89.(2)	Letter of Indemnification, dated March 1, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - Germany)
4.90.	[Reserved]
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

4.93.(2)	Indemnification Letter Agreement, dated as of April 25, 2010, between Beverage Packaging Holdings (Luxembourg) III S.à r.l. and Carter Holt Harvey Limited
4.94.(2)	Indemnification Letter Agreement, dated as of September 1, 2010, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.

4.95.(1)	Transition Services Letter Agreement, dated as of November 5, 2009, between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) III S.à r.l.
4.96.(1)	Information Sharing Agreement, dated as of April 7, 2010, between Carter Holt Harvey Limited, Carter Holt Harvey Pulp & Paper Limited, Evergreen Packaging Inc. and Blue Ridge Paper Products Inc.
4.97.	[Reserved]
4.98.	[Reserved]
4.99.	[Reserved]
4.100.	[Reserved]
4.101.	[Reserved]
4.102.	[Reserved]
4.103.	[Reserved]
4.104.	[Reserved]
4.105.	[Reserved]
4.106.	[Reserved]
4.107.	[Reserved]
4.108.	[Reserved]
4.109.	[Reserved]
4.110.	[Reserved]
4.111.(1)	Loan Agreement, dated February 15, 2008, between Rank Group Limited as borrower and Rank Group Holdings Limited (now known as Reynolds Group Holdings Limited)
4.112.(2)	Letter of Indemnification, dated July 6, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.113.	[Reserved]
4.114.	[Reserved]
4.115.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)
4.116.(2)	Letter of Indemnification, dated July 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Hong Kong)
4.117.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan)
4.118.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.119.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.120.	[Reserved]
4.121.	[Reserved]
4.122.	[Reserved]
4.123.(2)	Letter of Indemnification, dated July 15, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Switzerland)
4.124.(2)	Letter of Indemnification, dated July 19, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Thailand)
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
4.131.(5)
Agreement of Indemnification, dated March 12, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Graham Packaging Holdings Company and certain of its subsidiaries)

4.132.(5)
Deed Poll of Indemnification, dated March 14, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) IV S.à r.l.)

4.133.(5)	Agreement of Indemnification, dated April 23, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands - Graham Packaging Holdings B.V.)
4.134.(5)	Agreement of Indemnification, dated September 8, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States)
4.135.(7)
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

4.137.2.(7)
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

4.137.3.(9)
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

4.140.(6)
Deed Poll of Indemnification, dated December 18, 2012, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) V S.A.)

4.141.	[Reserved]
4.142.(7)
Agreement of Indemnification, dated May 20, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Beverage Packaging Holdings II Issuer Inc.)

4.143.(7)
Deed Poll of Indemnification, dated May 20, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) VI S.à r.l.)

4.144.(7)
Agreement of Indemnification, dated April 4, 2013, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Spirit Foodservice Products, Inc., Spirit Foodservice, Inc. and Master Containers, Inc.)

4.145.(12)
Agreement of Indemnification, dated February 14, 2014, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (United States - Trans Western Polymers, Inc.)

4.146.(12)
Deed Poll of Indemnification, dated February 14, 2014, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg - Beverage Packaging Holdings (Luxembourg) II S.A.)

4.147.(12)
Agreement of Indemnification, dated February 14, 2014, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Spain - Closure Systems International Espana S.L.U.)

4.148.(10)
Agreement, dated November 23, 2014, between Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Inc., Reynolds Group Holdings Limited, Onex Wizard Acquisition Company GmbH, Onex Wizard US Acquisition II Inc. and Onex Wizard Acquisition Company I S.à r.l.

4.149.(11)
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

4.150.(13)	General Security Deed, dated June 16, 2015, between Beverage Packaging (New Zealand) Limited and Wilmington Trust (London) Limited
4.151.(13)	Specific Security Deed, dated June 16, 2015, between Beverage Packaging Holdings (Luxembourg) V S.A. and Wilmington Trust (London) Limited
7.1.(13)	Computation of Ratio of Earnings to Fixed Charges
8.1.(13)	List of Subsidiaries
12.1.(13)	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2.(13)	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1.(13)	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2.(13)	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4 (No. 333-177693) filed on November 3, 2011.

(2)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on February 9, 2012.

(3)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on April 6, 2012.

(4)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 11, 2012.

(5)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on June 21, 2012.

(6)	Incorporated by reference to corresponding exhibit to Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-185285) filed on December 21, 2012.

(7)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' annual report on Form 20-F (No. 333-177693) filed on February 27, 2014.

(8)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F/A (No. 333-177693) filed on February 27, 2014.

(9)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on December 24, 2014.

(10)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on January 20, 2015.

(11)	Incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on January 20, 2015.

(12)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' annual report on Form 20-F (No. 333-177693) filed on February 25, 2015.

(13)	Filed herein.

Reynolds Group Holdings Limited

Consolidated financial statements for the year ended
December 31, 2015

Reynolds Group Holdings Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Reynolds Group Holdings Limited and its subsidiaries (the "Company") at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 24, 2016

Reynolds Group Holdings Limited
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2015	2014	2013
Revenue		11,178	11,666	11,752
Cost of sales	*	(8,978)	(9,650)	(9,671)
Gross profit		2,200	2,016	2,081
Selling, marketing and distribution expenses	*	(262)	(255)	(266)
General and administration expenses	*	(745)	(741)	(778)
Net other income (expenses)	6	53	(46)	(91)
Profit from operating activities		1,246	974	946
Financial income	9	22	25	189
Financial expenses	9	(1,562)	(1,474)	(1,405)
Net financial expenses		(1,540)	(1,449)	(1,216)
Profit (loss) from continuing operations before income tax		(294)	(475)	(270)
Income tax (expense) benefit	10	(60)	70	(4)
Profit (loss) from continuing operations		(354)	(405)	(274)
Profit (loss) from discontinued operations, net of income tax	7	2,672	105	206
Profit (loss) for the year		2,318	(300)	(68)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(106)	(120)	(148)
Reclassification from foreign currency translation reserve		(452)	—	33
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	18	167	(440)	611
Total other comprehensive income (loss), net of income tax		(391)	(560)	496
Total comprehensive income (loss)		1,927	(860)	428
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(356)	(407)	(276)
Equity holder of the Group - discontinued operations		2,672	105	206
Non-controlling interests		2	2	2
		2,318	(300)	(68)
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(326)	(973)	193
Equity holder of the Group - discontinued operations		2,251	111	233
Non-controlling interests		2	2	2
		1,927	(860)	428

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 18 and 25.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2015	2014
Assets
Cash and cash equivalents		1,977	1,588
Trade and other receivables, net	11	1,095	1,176
Inventories	12	1,262	1,453
Current tax assets	10	19	2
Assets held for sale	7	1	2,767
Derivatives	21	7	26
Other assets		204	68
Total current assets		4,565	7,080
Related party and other non-current receivables	11	336	354
Investments in associates and joint ventures	15	20	18
Deferred tax assets	10	11	10
Property, plant and equipment	13	3,184	3,412
Intangible assets	14	10,192	10,499
Derivatives	21	99	296
Other assets		84	81
Total non-current assets		13,926	14,670
Total assets		18,491	21,750
Liabilities
Bank overdrafts		—	1
Trade and other payables	16	1,205	1,396
Liabilities directly associated with assets held for sale	7	—	739
Borrowings	17	977	478
Current tax liabilities	10	90	56
Derivatives	21	20	131
Employee benefits	18	212	201
Provisions	19	55	54
Total current liabilities		2,559	3,056
Non-current payables	16	44	40
Borrowings	17	12,785	17,380
Deferred tax liabilities	10	1,059	954
Employee benefits	18	1,176	1,374
Provisions	19	71	71
Total non-current liabilities		15,135	19,819
Total liabilities		17,694	22,875
Net assets (liabilities)		797	(1,125)
Equity
Share capital	20	1,664	1,664
Reserves		(1,996)	(1,559)
Retained profits (accumulated losses)		1,113	(1,249)
Equity (deficit) attributable to equity holder of the Group		781	(1,144)
Non-controlling interests		16	19
Total equity (deficit)		797	(1,125)

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2013)		1,695	354	(1,854)	(872)	(677)	21	(656)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(70)	(70)	2	(68)
Remeasurement of defined benefit plans, net of income tax	18	—	—	611	—	611	—	611
Foreign currency translation reserve(2)		—	(115)	—	—	(115)	—	(115)
Total comprehensive income (loss) for the year		—	(115)	611	(70)	426	2	428
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2013		1,695	239	(1,243)	(942)	(251)	20	(231)
Balance at the beginning of the year (January 1, 2014)		1,695	239	(1,243)	(942)	(251)	20	(231)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(302)	(302)	2	(300)
Remeasurement of defined benefit plans, net of income tax	18	—	—	(440)	—	(440)	—	(440)
Foreign currency translation reserve		—	(120)	—	—	(120)	—	(120)
Total comprehensive income (loss) for the year		—	(120)	(440)	(302)	(862)	2	(860)
Reclassification upon sale of business		—	—	5	(5)	—	—	—
Share repurchase		(31)	—	—	—	(31)	—	(31)
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2014		1,664	119	(1,678)	(1,249)	(1,144)	19	(1,125)
Balance at the beginning of the year (January 1, 2015)		1,664	119	(1,678)	(1,249)	(1,144)	19	(1,125)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	2,316	2,316	2	2,318
Remeasurement of defined benefit plans, net of income tax	18	—	—	167	—	167	—	167
Foreign currency translation reserve		—	(106)	—	—	(106)	—	(106)
Reclassification of foreign currency translation reserve upon sale of SIG		—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the year		—	(558)	167	2,316	1,925	2	1,927
Reclassification upon sale of SIG		—	—	(46)	46	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(5)	(5)
Balance as of December 31, 2015		1,664	(439)	(1,557)	1,113	781	16	797

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

(2)
Included in this amount is the impact of the liquidation of a subsidiary in Hong Kong. Upon liquidation, $33 million of foreign currency translation losses, which had been accumulated in equity, were recognized in profit (loss).

The consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2015	2014	2013
Cash flows from operating activities
Profit (loss)		2,318	(300)	(68)
Adjustments for:
Depreciation and amortization		714	910	1,020
Asset impairment charges		17	11	59
Foreign currency adjustments		4	(1)	46
Change in fair value of derivatives		(87)	129	(6)
(Gain) loss on sale or disposal of businesses and non-current assets		(2,905)	(66)	(15)
SIG disposal costs		(38)	—	—
Share of profit of associates and joint ventures, net of income tax	15	(9)	(27)	(26)
Net financial expenses		1,750	1,618	1,244
Premium on extinguishment of borrowings		(226)	—	(18)
Interest paid		(1,110)	(1,270)	(1,339)
Income tax expense (benefit)		118	(2)	104
Income taxes paid, net of refunds received		(74)	(134)	(133)
Change in trade and other receivables		51	16	(75)
Change in inventories		138	(55)	(56)
Change in trade and other payables		(116)	60	(33)
Change in provisions and employee benefits		92	1	77
Change in other assets and liabilities		17	(9)	4
Net cash from operating activities		654	881	785
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets		(381)	(687)	(724)
Purchases of short-term investments		(200)	—	—
Proceeds from sale of short-term investments		200	—	—
Proceeds from sale of property, plant and equipment and other assets		23	25	20
Proceeds from insurance claims		26	50	14
Acquisition of businesses and investments in joint ventures, net of cash acquired	24	—	(40)	(107)
Disposal of businesses, net of cash disposed		4,148	80	—
Other		4	24	33
Net cash from (used in) investing activities		3,820	(548)	(764)
Cash flows used in financing activities
Drawdown of borrowings		150	169	3,966
Repayment of borrowings		(4,282)	(228)	(4,039)
Payment of debt transaction costs		(15)	(3)	(25)
Share repurchase		—	(31)	—
Other		(9)	(3)	(3)
Net cash used in financing activities		(4,156)	(96)	(101)
Net increase (decrease) in cash and cash equivalents		318	237	(80)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year		1,587	1,486	1,554
Cash and cash equivalents classified as assets held for sale at the beginning of the year		97	—	—
Effect of exchange rate fluctuations on cash and cash equivalents		(25)	(39)	12
Cash and cash equivalents as of December 31		1,977	1,684	1,486
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,977	1,588	1,490
Cash and cash equivalents classified as assets held for sale		—	97	—
Bank overdrafts		—	(1)	(4)
Cash and cash equivalents as of December 31		1,977	1,684	1,486

Reynolds Group Holdings Limited
Consolidated statements of cash flows

Significant non-cash financing and investing activities

During the year ended December 31, 2015, related party interest income of $19 million (2014: $22 million; 2013: $18 million) was capitalized as part of the non-current related party receivable balance. Refer to note 22 for additional information.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The consolidated financial statements of Reynolds Group Holdings Limited as of and for the year ended December 31, 2015 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the "Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Asia, Europe and South America.

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

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 24, 2016 in Chicago, Illinois (February 25, 2016 in Auckland, New Zealand).

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2015. Information for the comparative years is for the twelve month periods ended December 31, 2014 and December 31, 2013.

2.4    Presentation currency

These consolidated financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of the consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is described in note 4.

2.6    Comparative information

During the year ended December 31, 2015, the Group made an adjustment to correct for an error related to the overstatement of employee benefits liability. The adjustment decreased the employee benefits liability by $19 million, increased deferred tax liabilities by $7 million and increased other comprehensive income by $12 million. The adjustment had no impact on the reported profit for the period, Adjusted EBITDA or the consolidated statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

On March 13, 2015, the Group completed the sale of its SIG segment to Onex Corporation. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce indebtedness (refer to note 17 for additional information). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group's current estimate of the additional amount payable by Onex Corporation is approximately €150 million. The results of SIG have been classified as discontinued operations in the consolidated statements of comprehensive income for all years presented. The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position.

During the year ended December 31, 2015, the Group made a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. The adjustment decreased general and administration expenses and increased intangible assets by $18 million. The impact to profit (loss) for the year was an increase of $11 million in profit. The adjustment had no impact on Adjusted EBITDA or the consolidated statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual consolidated financial statements.

For the year ended December 31, 2014, certain amounts disclosed in note 7, Discontinued operations and assets and liabilities held for sale, were reported in error. The 2014 amount disclosed as net cash from operating activities was reported as $593 million and should have been reported as $498 million. As a result, the 2014 amount disclosed as net cash from discontinued operations was reported as $417 million and should have been reported as $322 million. The error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of comprehensive income, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the consolidated financial statements for the year ended December 31, 2014.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements by all Group entities.

3.1    Basis of consolidation

(a)    Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control is achieved when the parent of the Group: has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns from the investee. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there have been changes to one or more of these three elements of control. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control commences until the date that control ceases.

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
For the year ended December 31, 2015

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

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2015	2014	2013	2015	2014
1 €	1.11	1.33	1.33	1.09	1.22
10 MXN	0.63	0.75	0.78	0.58	0.68
1 NZ$	0.70	0.83	0.82	0.68	0.78
1 CA$	0.78	0.91	0.97	0.72	0.86

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

Non-derivative financial instruments are recognized initially at fair value, plus any directly attributable transaction costs for instruments not at fair value through profit or loss. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

(b)    Loans and receivables

The Group's loans and receivables are comprised of trade and other receivables (including related party receivables) which are stated at their cost less provision for impairment.

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

All derivatives are recognized at fair value based on a valuation model which includes consideration of credit risk, where applicable, and discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date. Transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of profit or loss unless the derivative financial instrument qualifies for hedge accounting, and the Group elects to apply hedge accounting.

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
For the year ended December 31, 2015

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

(c)    Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of profit or loss as incurred.

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

Upon initial recognition the finance leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included in borrowings as a finance lease obligation. Subsequent to initial

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

recognition the liability is accounted for at amortized cost using the effective interest method and the asset is accounted for in accordance with the accounting policy applicable to that asset.

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

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and accumulated impairment losses. Trademarks acquired in a business combination are initially measured at fair value based on the discounted estimated royalty payments that have been avoided as a result of owning the trademark. Certain acquired trademarks are considered indefinite life intangible assets as they represent the value accumulated in the brand which is expected to continue indefinitely into the future and are recognized at cost less accumulated impairment losses.

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

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses. Other development expenditure that does not qualify for capitalization is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Other intangible assets that have indefinite useful lives are carried at cost less accumulated impairment losses.

(f)    Subsequent expenditures

Subsequent expenditure with respect to intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

(g)    Amortization

Amortization is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

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

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of profit or loss. Impairment losses recognized with respect to a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell for goodwill and certain trademarks, the forecasted future Adjusted EBITDA (as defined in note 5) to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple ("earnings multiple"). The fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value at the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Indefinite life intangible assets other than goodwill and the Reynolds® and Hefty® trademarks discussed above consist primarily of the Graham Packaging trademark and permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the appropriate CGU level.

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
For the year ended December 31, 2015

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

(b)    Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is revised as if the operation had been discontinued from the start of the earliest comparative period.

3.11    Employee benefits

(a)    Pension obligations

The Group operates various defined contribution and defined benefit plans.

(i)    Defined contribution plans
A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee's service in the current and prior years. The Group's contributions are recognized in the statement of comprehensive income as a component of profit or loss as incurred.

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
Remeasurements of the net defined benefit liability, which include actuarial gains and losses and the return on plan assets (excluding calculated interest) are recognized in the period of remeasurement in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the beginning net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other plan expenses are recognized in profit or loss.
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

(b)    Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

(c)    Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees and the current and expected future medical costs associated with such services, which are discounted to determine their present value. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Past service costs are recognized in the statement of comprehensive income as a component of profit or loss in the current year.

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

(b)    Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. No provision is made for future operating costs.

(c)    Asset retirement obligations

A provision for decommissioning costs is recognized when the Group has an obligation to fulfill certain requirements upon the disposal of particular assets.

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2015, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2015, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

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
For the year ended December 31, 2015

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

Financial expenses are comprised of interest expense, amortization of capitalized transaction costs, foreign currency losses, losses on early extinguishment of debt, borrowing costs not qualifying for capitalization and losses on derivative financial instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of profit or loss.

3.17    Income tax

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable (refundable) on the taxable income for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable (refundable) with respect to previous years.

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

3.19    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2015

There have been no interpretations or amendments to existing standards effective in 2015 that have an impact on the Group's financial statements.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2015, and have not been applied in preparing these consolidated financial statements:

In January 2016, the IASB issued IFRS 16 “Leases.” IFRS 16 contains a revised lease recognition framework. The new standard will require (i) a financial liability to be recognized for the present value of the future lease payments and (ii) a non-current asset to be recognized representing the right to use the leased asset. The effective date of the new standard is January 1, 2019. The Group is currently evaluating the impact of this new standard.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in International Accounting Standard ("IAS") 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of this new standard.

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. The effective date of the new standard is January 1, 2018. The Group is currently evaluating the impact of this new standard.

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

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell and value in use (as appropriate for the asset being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 14.

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

4.3    Realization of deferred tax assets

Deferred tax assets represent deductions available to reduce taxable income in future years. The Group evaluates the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The forecasts of future taxable income rely heavily on the use of estimates. The Group recognizes deferred tax assets when the Group considers it more likely than not that the deferred tax asset will be recoverable.

4.4    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding discount rates, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, as well as net pension expense or income that may be recognized in future years.

4.5    Promotional and trade allowances

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
For the year ended December 31, 2015

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

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

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

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products.

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

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its Evergreen and Closures businesses. The Group has concluded those reviews.

As discussed in note 2.6, SIG is presented as a discontinued operation. SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a global customer base with a significant presence in Europe.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Business segment reporting

	For the year ended December 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,553	968	2,796	3,414	2,447	—	11,178
Total inter-segment revenue	100	14	173	544	—	(831)	—
Total segment revenue	1,653	982	2,969	3,958	2,447	(831)	11,178
Gross profit	310	164	743	620	364	(1)	2,200
Expenses and other income	(79)	(92)	(237)	(177)	(207)	(162)	(954)
Earnings before interest and tax (“EBIT”) from continuing operations	231	72	506	443	157	(163)	1,246
Financial income							22
Financial expenses							(1,562)
Profit (loss) from continuing operations before income tax							(294)
Income tax (expense) benefit							(60)
Profit (loss) from continuing operations							(354)

Earnings before interest and tax (“EBIT”) from continuing operations	231	72	506	443	157	(163)	1,246
Depreciation and amortization from continuing operations	57	68	96	211	282	—	714
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	288	140	602	654	439	(163)	1,960

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	288	140	602	654	439	(163)	1,960
Included in EBITDA:
Asset impairment charges, net of reversals	—	4	—	6	7	—	17
Non-cash pension expense	—	—	—	—	—	65	65
Operational process engineering-related consultancy costs	—	—	—	18	—	—	18
Related party management fee	—	—	—	—	—	59	59
Restructuring costs, net of reversals	—	7	—	1	1	—	9
Unrealized (gain) loss on derivatives	(3)	(4)	(21)	(77)	(1)	—	(106)
Other	(3)	—	—	—	(1)	1	(3)
Adjusted EBITDA from continuing operations	282	147	581	602	445	(38)	2,019
Segment assets (excluding intercompany balances)	1,100	1,247	4,094	4,894	4,686	2,470	18,491
Included in segment assets are:
Additions to property, plant and equipment	53	37	29	75	133	—	327
Additions to intangible assets	1	1	2	6	3	1	14
Segment liabilities (excluding intercompany balances)	351	280	707	946	1,047	14,363	17,694

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,597	1,116	2,717	3,491	2,745	—	11,666
Total inter-segment revenue	115	12	161	543	—	(831)	—
Total segment revenue	1,712	1,128	2,878	4,034	2,745	(831)	11,666
Gross profit	290	191	655	570	306	4	2,016
Expenses and other income	(96)	(94)	(259)	(272)	(193)	(128)	(1,042)
Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(124)	974
Financial income							25
Financial expenses							(1,474)
Profit (loss) from continuing operations before income tax							(475)
Income tax (expense) benefit							70
Profit (loss) from continuing operations							(405)

Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(124)	974
Depreciation and amortization from continuing operations	57	74	98	245	324	—	798
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(124)	1,772

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(124)	1,772
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	3	9	—	11
Gain on sale of businesses and properties	—	(14)	—	(20)	—	—	(34)
Litigation settlement	—	—	—	—	(18)	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	13	—	—	1	—	—	14
Non-cash pension expense	—	—	—	—	—	31	31
Plant damages and associated insurance recoveries, net	—	—	—	(69)	—	—	(69)
Related party management fee	—	—	—	—	—	31	31
Restructuring costs, net of reversals	3	7	3	11	19	2	45
Strategic review costs	—	—	—	—	—	18	18
Unrealized (gain) loss on derivatives	5	10	25	84	1	—	125
Other	(1)	4	3	—	(2)	5	9
Adjusted EBITDA from continuing operations	271	177	525	553	446	(37)	1,935
Segment assets (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,762	21,750
Included in segment assets are:
Additions to property, plant and equipment	57	60	43	158	147	156	621
Additions to intangible assets	1	1	2	8	2	5	19
Segment liabilities (excluding intercompany balances)(1)	404	309	760	1,265	989	19,148	22,875

(1) Corporate/Unallocated includes segment assets and liabilities (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,553	1,181	2,572	3,422	3,024	—	11,752
Total inter-segment revenue	113	10	136	588	—	(847)	—
Total segment revenue	1,666	1,191	2,708	4,010	3,024	(847)	11,752
Gross profit	213	190	689	652	339	(2)	2,081
Expenses and other income	(83)	(130)	(237)	(289)	(266)	(130)	(1,135)
Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(132)	946
Financial income							189
Financial expenses							(1,405)
Profit (loss) from continuing operations before income tax							(270)
Income tax (expense) benefit							(4)
Profit (loss) from continuing operations							(274)

Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(132)	946
Depreciation and amortization from continuing operations	57	77	96	246	375	2	853
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(130)	1,799

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(130)	1,799
Included in EBITDA:
Asset impairment charges, net of reversals	—	11	1	9	21	—	42
Business integration costs	—	—	—	—	36	—	36
Non-cash change in multi-employer pension plan withdrawal liability	61	—	—	5	—	—	66
Non-cash pension expense	—	—	—	—	—	57	57
Plant damages and associated insurance recoveries, net	—	—	—	(7)	—	—	(7)
Related party management fee	—	—	—	—	—	30	30
Restructuring costs, net of reversals	—	17	1	10	13	—	41
Other	(1)	(3)	5	—	5	(2)	4
Adjusted EBITDA from continuing operations	247	162	555	626	523	(45)	2,068

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total external revenue
For the year ended December 31, 2015	9,376	686	480	423	196	17	11,178
For the year ended December 31, 2014	9,586	756	536	499	272	17	11,666
For the year ended December 31, 2013	9,463	800	547	622	305	15	11,752
Non-current assets
As of December 31, 2015	12,431	317	259	357	93	23	13,480
As of December 31, 2014	12,769	406	276	406	128	25	14,010

There was no revenue from external customers in New Zealand, where the Company is domiciled, for any years presented. There were no non-current assets in New Zealand as of December 31, 2015 or 2014.

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Foodservice packaging	3,958	4,034	4,010
Food and beverage plastic containers	1,704	1,875	2,048
Waste and storage products	1,205	1,208	1,056
Cooking products	1,060	956	913
Caps and closures	982	1,128	1,191
Carton packaging	835	848	842
Non-food plastic containers	743	870	976
Tableware	704	714	739
Liquid packaging board	443	470	444
Paper products	375	394	380
Inter-segment eliminations	(831)	(831)	(847)
Total revenue	11,178	11,666	11,752

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2015	2014	2013
Asset impairment charges, net of reversals	(17)	(8)	(42)
Business integration costs	—	—	(36)
Gain (loss) on sale of businesses and non-current assets	3	34	1
Insurance recoveries, net of costs incurred	—	77	24
Litigation settlement	—	18	3
Net foreign currency exchange gains (losses)	12	(2)	(2)
Non-cash change in provisions	—	9	3
Related party management fee (refer to note 27)	(59)	(31)	(30)
Restructuring costs, net of reversals	—	—	(10)
Strategic review costs	(2)	(18)	—
Unrealized gain (loss) on derivatives (refer to note 21)	114	(131)	3
Other	2	6	(5)
Net other income (expenses)	53	(46)	(91)

Insurance recoveries, net of costs incurred are primarily related to plant damages at Pactiv Foodservice.

In July 2014, Graham Packaging recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million in cash and $9 million from the reversal of a provision.

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group has recorded an asset for the expected additional consideration based on the present value of the future consideration. The Group initially recorded an asset for the full amount of the expected additional consideration based upon the Group's expectations of the financial performance of SIG at that time, which was monitored throughout the year. Based upon the Group's current understanding of the financial performance of SIG for fiscal year 2015, and expectations for fiscal year 2016, the Group determined that the amount recorded was impaired by approximately $16 million at December 31, 2015. Therefore, as of December 31, 2015, a total of $169 million (€155 million) is recorded as a receivable, of which $161 million (€147 million) is included in other current assets and $8 million (€8 million) is included in other non-current assets in the statements of financial position. Further adverse changes in SIG's actual financial performance compared to the Group's current expectation will require an updated assessment of the expected receivable. This may result in additional impairment to the recognized asset.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Based on the sale proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,903 million as detailed below:

(In $ million)	For the year ended December 31, 2015
Cash proceeds received	4,233
Disposal costs	(5)
Net proceeds received	4,228

Contingent consideration receivable	169

Indemnification reserve	(12)

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables, net	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign currency translation reserve	2,451
Reclassification of foreign currency translation reserve	452
Gain on remeasurement or disposal	2,903

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

The results of SIG have been presented as discontinued operations for all years presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Results of discontinued operations
Revenue	334	2,151	2,221
Expenses	(507)	(1,978)	(1,915)
Profit (loss) before income tax	(173)	173	306
Income tax expense	(6)	(68)	(100)
Profit (loss) from discontinued operations prior to gain on disposal	(179)	105	206
Gain on remeasurement or disposal	2,903	—	—
Tax expense on disposal	(52)	—	—
Gain on remeasurement or disposal, net of tax	2,851	—	—
Profit (loss) from discontinued operations	2,672	105	206

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	(16)	498	374
Net cash used in investing activities	(27)	(174)	(175)
Net cash used in financing activities	—	(2)	(3)
Net cash from (used in) discontinued operations	(43)	322	196

The following table represents the assets and liabilities held for sale related to SIG as of December 31, 2014. Assets held for sale as of December 31, 2015 and 2014 also include $1 million and $9 million, respectively, related to land and buildings in other segments.

As of December 31,
(In $ million)	2014
Assets
Cash and cash equivalents	97
Trade and other receivables, net	254
Inventories	181
Property, plant and equipment	844
Intangible assets	1,071
Investments in joint ventures	118
Deferred tax assets	25
Other assets	168
Total assets held for sale	2,758
Liabilities
Trade and other payables	366
Employee benefits	162
Current tax liabilities	54
Deferred tax liabilities	65
Provisions	37
Other liabilities	55
Liabilities directly associated with assets held for sale	739

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,061 million for the year ended December 31, 2015 (2014: $2,034 million; 2013: $2,157 million). Personnel expenses include salaries, wages, employee related taxes,

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

short-term employee benefits, pension benefits, post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 18.

Personnel expenses recognized in discontinued operations in the statements of comprehensive income were $68 million for the year ended December 31, 2015 (2014: $373 million; 2013: $382 million).

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2015	2014	2013
Interest income	3	3	4
Interest income on related party loans (refer to note 22)	19	22	18
Net gain in fair value of derivatives	—	—	61
Net foreign currency exchange gain	—	—	106
Financial income	22	25	189
Interest expense:
Securitization Facility	(8)	(9)	(10)
Credit Agreement	(110)	(106)	(125)
September 2012 Senior Secured Notes	(186)	(187)	(187)
February 2012 Senior Notes	(1)	(1)	(1)
August 2011 Notes	(210)	(339)	(339)
February 2011 Notes	(151)	(151)	(151)
October 2010 Notes	(130)	(242)	(242)
May 2010 Senior Notes	(63)	(85)	(85)
2013 Senior Notes	(36)	(37)	(5)
2013 Senior Subordinated Notes	(35)	(35)	(2)
2007 Notes	—	—	(103)
Pactiv 2017 Debentures	(24)	(24)	(24)
Pactiv 2018 Notes	(1)	(1)	(1)
Pactiv 2025 Debentures	(22)	(22)	(22)
Pactiv 2027 Debentures	(17)	(17)	(17)
Amortization of:
Transaction costs	(33)	(44)	(41)
Fair value adjustment of acquired notes	2	2	2
Embedded derivatives	9	11	10
Net loss in fair value of derivatives	(198)	(141)	—
Net foreign currency exchange loss	(32)	(35)	—
Loss on extinguishment of debt(a)	(305)	—	(52)
Other	(11)	(11)	(10)
Financial expenses	(1,562)	(1,474)	(1,405)
Net financial expenses	(1,540)	(1,449)	(1,216)

(a)
The 2015 loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the October 2010 Senior Secured Notes which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 17 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

10.    Income tax

	For the year ended December 31,
(In $ million)	2015	2014	2013
Current tax (expense) benefit
Current year	(89)	(61)	(63)
Adjustments for prior years	—	(3)	4
	(89)	(64)	(59)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	23	131	58
Recognition of previously unrecognized tax losses and temporary differences	10	7	3
Adjustments for prior years	(4)	(4)	(6)
	29	134	55
Income tax (expense) benefit	(60)	70	(4)

In addition to the above amounts, the Group has recognized tax expense of $99 million directly in other comprehensive income for the year ended December 31, 2015 (2014: $274 million tax benefit; 2013: $362 million tax expense).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2015	2014	2013
Profit (loss) from continuing operations before income tax	(294)	(475)	(270)
Income tax using the New Zealand tax rate of 28%	83	133	75
Effect of tax rates in foreign jurisdictions	(3)	36	2
Non-deductible expenses and permanent differences	(39)	(31)	(44)
Tax exempt income and income at a reduced tax rate	3	9	17
Withholding tax	(6)	(7)	(6)
Capital loss	8	31	—
Write-off of deferred tax asset for losses previously recognized	(31)	—	—
Recognition of previously unrecognized tax losses and temporary differences	10	7	3
Unrecognized tax losses and temporary differences	(76)	(109)	(49)
Tax uncertainties	1	(2)	7
Credits	2	3	3
Tax on unremitted earnings	(7)	8	(4)
Over (under) provided in prior periods	(4)	(7)	(2)
Other	(1)	(1)	(6)
Total income tax (expense) benefit	(60)	70	(4)

10.2    Current tax assets and liabilities

Current tax assets of $19 million as of December 31, 2015 (2014: $2 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $90 million as of December 31, 2015 (2014: $56 million) represent the amount of income taxes payable with respect to current and prior years.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

10.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2014	(113)	(607)	(1,898)	281	419	322	171	(1,425)
Recognized in profit or loss	65	(27)	59	(4)	(111)	82	70	134
Recognized in equity	—	—	—	274	—	—	—	274
Transfers to held for sale	—	47	24	(1)	(3)	—	(28)	39
Other	2	9	14	(1)	(8)	—	18	34
Balance as of December 31, 2014	(46)	(578)	(1,801)	549	297	404	231	(944)
Recognized in profit or loss	10	(7)	27	37	(182)	95	(9)	(29)
Recognized in equity	—	—	—	(99)	—	—	—	(99)
Other	3	2	11	3	(5)	2	8	24
Balance as of December 31, 2015	(33)	(583)	(1,763)	490	110	501	230	(1,048)

	As of December 31,
(In $ million)	2015	2014
Included in the statement of financial position as:
Deferred tax assets - non-current	11	10
Deferred tax liabilities - non-current	(1,059)	(954)
Total recognized net deferred tax liabilities	(1,048)	(944)

10.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2015, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $32 million.

10.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2013	479	(37)	36	478
Additions and reversals	107	(7)	9	109
Recognition	(7)	(4)	4	(7)
Transfers to held for sale	(32)	5	(14)	(41)
Other	(97)	5	(2)	(94)
Balance as of December 31, 2014	450	(38)	33	445
Additions and reversals	138	—	16	154
Recognition	(7)	(1)	(2)	(10)
Other	45	8	(9)	44
Balance as of December 31, 2015	626	(31)	38	633

	As of December 31,
(In $ million)	2015	2014
Deductible (taxable) temporary differences	7	(5)
Tax losses	626	450
Total unrecognized deferred tax assets	633	445

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

11.    Trade and other receivables, net

	As of December 31,
(In $ million)	2015	2014
Trade receivables	1,037	1,077
Provision for impairment	(10)	(11)
Total trade receivables, net of provision for impairment	1,027	1,066
Related party receivables (refer to note 22)	7	7
Other receivables	61	103
Total current trade and other receivables, net	1,095	1,176
Related party receivables (refer to note 22)	307	330
Other receivables	29	24
Total non-current receivables	336	354

11.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2015	2014
Current	936	981
Past due 1 to 30 days	56	57
Past due 31 to 60 days	10	10
Past due 61 to 90 days	3	3
Past due more than 90 days	22	15
Balance at the end of the year	1,027	1,066

12.    Inventories

	As of December 31,
(In $ million)	2015	2014
Raw materials and consumables	326	364
Work in progress	149	177
Finished goods	657	780
Engineering and maintenance materials	149	154
Provision against inventories	(19)	(22)
Total inventories	1,262	1,453

During the year ended December 31, 2015, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $5.3 billion (2014: $5.5 billion; 2013: $5.4 billion).

During the year ended December 31, 2015, write-downs of inventories to net realizable value were $12 million (2014: $11 million; 2013: $12 million). Reversals of write-downs during 2015 were $2 million (2014: $2 million; 2013: $1 million). The inventory write-downs and reversals are included in cost of sales.

During the year ended December 31, 2015, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled approximately $0.2 billion (2014: $1.1 billion; 2013: $1.1 billion).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2015
Cost	171	894	4,732	186	—	28	6,011
Accumulated depreciation	—	(355)	(2,430)	—	—	(8)	(2,793)
Accumulated impairment losses	—	(1)	(33)	—	—	—	(34)
Carrying amount as of December 31, 2015	171	538	2,269	186	—	20	3,184
As of December 31, 2014
Cost	179	871	4,510	296	—	29	5,885
Accumulated depreciation	—	(313)	(2,124)	—	—	(7)	(2,444)
Accumulated impairment losses	—	—	(29)	—	—	—	(29)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412
Carrying amount as of January 1, 2015	179	558	2,357	296	—	22	3,412
Additions	—	—	—	327	—	—	327
Capitalization of borrowing costs	—	—	—	5	—	—	5
Disposals	—	—	(8)	—	—	—	(8)
Depreciation for the year	—	(52)	(409)	—	—	(2)	(463)
Impairment losses, net of reversals	—	(1)	(13)	(3)	—	—	(17)
Other transfers	(3)	43	388	(431)	—	—	(3)
Effect of movements in exchange rates	(5)	(10)	(46)	(8)	—	—	(69)
Carrying amount as of December 31, 2015	171	538	2,269	186	—	20	3,184
Carrying amount as of January 1, 2014	226	749	2,693	475	186	24	4,353
Acquisitions through business combinations (refer to note 24)	—	—	5	6	—	—	11
Additions	—	—	3	612	5	1	621
Capitalization of borrowing costs	—	—	3	3	—	—	6
Disposals	—	(1)	(5)	—	—	—	(6)
Depreciation for the year	—	(69)	(521)	—	(29)	(2)	(621)
Impairment losses, net of reversals	—	(1)	(5)	(1)	—	—	(7)
Transfers to assets held for sale	(41)	(168)	(293)	(110)	(252)	—	(864)
Other transfers	—	70	536	(679)	99	—	26
Effect of movements in exchange rates	(6)	(22)	(59)	(10)	(9)	(1)	(107)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Cost of sales	452	504	556
Selling, marketing and distribution expenses	—	1	1
General and administration expenses	11	14	15
Discontinued operations	—	102	133
Total depreciation expense	463	621	705

During the year ended December 31, 2015, the Group incurred $17 million of impairment losses, net of reversals (2014: $7 million; 2013: $50 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 17 for details of security granted over property, plant and equipment and other assets.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2015
Cost	5,447	1,764	3,380	877	104	11,572
Accumulated amortization	—	(75)	(868)	(414)	(21)	(1,378)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192
As of December 31, 2014
Cost	5,471	1,763	3,440	868	106	11,648
Accumulated amortization	—	(62)	(729)	(334)	(22)	(1,147)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499
Carrying amount as of January 1, 2015	5,471	1,701	2,711	534	82	10,499
Additions	—	—	—	11	3	14
Amortization for the year	—	(12)	(154)	(81)	(4)	(251)
Effect of movements in exchange rates	(24)	—	(45)	(1)	—	(70)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192
Carrying amount as of January 1, 2014	6,376	2,029	2,932	604	114	12,055
Acquisitions through business combinations (refer to note 24)	7	—	7	—	—	14
Additions	—	—	—	17	2	19
Disposals	(4)	—	(6)	—	—	(10)
Amortization for the year	—	(13)	(180)	(84)	(12)	(289)
Transfers to assets held for sale	(808)	(290)	—	(2)	(21)	(1,121)
Other	(12)	—	—	—	—	(12)
Effect of movements in exchange rates	(88)	(25)	(42)	(1)	(1)	(157)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Cost of sales	42	42	43
General and administration expenses	209	237	238
Discontinued operations	—	10	34
Total amortization expense	251	289	315

During the year ended December 31, 2015, the Group recognized an $18 million benefit from a cumulative adjustment to correct for amortization expense related to customer relationships that was recorded in error since January 2012 at Pactiv Foodservice.

Refer to note 17 for details of security granted over the Group's intangible assets.

14.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually (as of December 31) as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

	As of December 31,
	2015			2014
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Evergreen	67	34	—	67	34	—
Closures	363	—	—	378	—	—
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,693	526	63	1,695	526	62
Graham Packaging	1,411	250	—	1,418	250	—
Total	5,447	1,660	63	5,471	1,660	62

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2016 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2016 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2016 Adjusted EBITDA is subject to final review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2015 ranged between 7.5x and 10x. Costs to sell were estimated to be 1%-1.5% of the fair value of each segment depending on the magnitude of the fair value.

In connection with the goodwill impairment test, the Group determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. This percentage is lower than 2014 due to a decline in forecasted results and a lower estimated earnings multiple, which were updated as part of the year end analysis.  A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment.

The estimated fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 8.2% was based on market factors and costs to sell were estimated to be 1.5% of the fair value of each asset.

As of December 31, 2015, there was no impairment of goodwill or indefinite life identifiable intangible assets (2014: none; 2013: none). It is reasonably possible that within the next 12 months, the Group could recognize goodwill impairment charges if there are declines in profitability due to changes in sales volume, pricing, cost or the business environment. These changes could cause the Group to record impairment charges in future periods, which could be material.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015
15.    Investments in associates and joint ventures

A summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method) is detailed below:

(In $ million)	2015	2014	2013
Current assets	33	30
Non-current assets	20	22
Total assets	53	52
Current liabilities	19	17
Non-current liabilities	7	8
Total liabilities	26	25

Revenue	53	50	40
Expenses	(49)	(47)	(39)
Profit (loss) from continuing operations	4	3	1
Profit (loss) from discontinued operations, net of income tax	14	51	49

The operating entities include Ducart Evergreen Packaging Ltd ("Ducart") and Banawi Evergreen Packaging Company Limited ("Banawi") whose reporting dates are November 30, Graham Blow Pack Private Limited whose reporting date is September 30 and Eclipse Closures, LLC whose reporting date was December 31. The Eclipse Closures, LLC joint venture was dissolved as of August 2014. No adjustments were made to the financial statements for the purpose of applying the equity method of accounting as there were no significant events or transactions that occurred between the reporting date of each respective operating entity and December 31, 2015.

Discontinued operations include SIG Combibloc Obeikan Company Limited and SIG Combibloc Obeikan FZCO whose reporting dates are December 31.

With respect to the Ducart and Banawi joint ventures, dividends are limited to the joint venture's accumulated profits after certain local reserve levels have been attained.

15.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2015	2014
Balance as of the beginning of the year	18	149
Share of profit, net of income tax	2	22
Transfers to assets held for sale	—	(121)
Dividends received	—	(25)
Effect of movement in exchange rates	—	(7)
Balance as of the end of the year	20	18
Amount of goodwill in carrying value of associates and joint ventures (equity method)	—	—

16.    Trade and other payables

	As of December 31,
(In $ million)	2015	2014
Trade payables	623	720
Accrued interest	198	295
Related party payables (refer to note 22)	53	16
Other payables and accrued expenses	331	365
Total current trade and other payables	1,205	1,396
Non-current payables	44	40

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

17.    Borrowings

As of December 31, 2015, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2015	2014
Securitization Facility(a)	316	405
Credit Agreement(b)	2,448	2,548
September 2012 Senior Secured Notes(c)	3,237	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	626	1,500
August 2011 Senior Notes(c)	1,272	2,241
February 2011 Senior Secured Notes(c)	995	1,000
February 2011 Senior Notes(c)	995	1,000
October 2010 Senior Secured Notes(c)	592	1,500
October 2010 Senior Notes(c)	613	1,500
May 2010 Senior Notes(c)	670	1,000
2013 Senior Notes(d)	642	650
2013 Senior Subordinated Notes(d)	590	590
Pactiv 2017 Debentures(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Debentures(e)	276	276
Pactiv 2027 Debentures(e)	200	200
Related party borrowings	1	1
Other borrowings(f)	46	39
Total principal amount of borrowings	13,844	18,025
Transaction costs	(122)	(234)
Embedded derivatives	43	68
Fair value adjustment at acquisition	(3)	(1)
Carrying value	13,762	17,858

Current borrowings	977	478
Non-current borrowings	12,785	17,380
Total borrowings	13,762	17,858

(a)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in U.S. dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the administrative agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. During the year ended December 31, 2015, interest was charged at 2.10% to 2.34%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

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

(b)        Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013 and February 25, 2015 (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of December 31, 2015 (in million)	Applicable interest rate as of December 31, 2015
Term Tranches
U.S. Term Loans	$	December 1, 2018	2,135	2,135	LIBOR floor of 1.000% + 3.500%
European Term Loans	€	December 1, 2018	287	287	EURIBOR floor of 1.000% + 3.500%
Revolving Tranches(1)
U.S. Revolving Loans	$	December 27, 2018	120	62	—
European Revolving Loans	€	December 27, 2018	54	—	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On February 25, 2015, the Group amended the Credit Agreement to, among other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales and (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together, the “Reynolds Senior Secured Notes”).

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ended March 31, 2014. Beginning with the fiscal year ended December 31, 2014, the borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the Credit Agreement. During the year ended December 31, 2015, the borrowers made a prepayment of $64 million related to the prior year. There is no excess cash flow that would require a prepayment to be made in 2016. Future quarterly amortization payments are reduced by any excess cash flow amounts. As a result, the next scheduled quarterly amortization payment is due September 30, 2017.

The Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Credit Agreement. The Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of the Group as of the last day of the most recently ended fiscal quarter of the Company for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the Group for the period of four consecutive fiscal quarters of the Company for which financial statements are available, in each case calculated in accordance with the Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 5. If the Group is unable to meet the Guarantor Coverage Test, the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The Credit Agreement provides the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that the Group meets the Guarantor Coverage Test, the Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

(c)        Reynolds Notes

The Group's borrowings as of December 31, 2015 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	September 28, 2012	3,237	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	August 9, 2011	626	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	August 9, 2011 and August 10, 2012	1,272	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	February 1, 2011	995	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	February 1, 2011	995	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	October 15, 2010	592	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	October 15, 2010	613	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	May 4, 2010	670	8.500%	May 15, 2018	May 15 and November 15

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

On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 2013 Senior Notes (as defined below).

On April 16, 2015, the Group redeemed $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date.

Refer to note 9 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”) and in Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (wholly-owned subsidiaries of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Certain guarantee and security arrangements

All of the guarantors of the Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the Credit Agreement.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

(d)         2013 Notes

As of December 31, 2015, the Group had outstanding the following notes (defined below, and together, the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc. (a wholly-owned indirect subsidiary of the Company) (together, the "2013 Notes Issuers"):

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	November 15, 2013	642	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15

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

The 2013 Notes are unsecured. All of the guarantors of the Credit Agreement have guaranteed the obligations under the 2013 Notes to the extent permitted by law.

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

The 2007 Senior Notes were secured on a second-priority basis and the 2007 Senior Subordinated Notes were secured on a third-priority basis, by all of the equity interests of BP I held by the Company and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the Credit Agreement guaranteed the obligations under the 2007 Notes to the extent permitted by law.

During the year ended December 31, 2013, the Group satisfied and discharged the 2007 Notes, as discussed above.

(e)    Pactiv Notes

As of December 31, 2015, the Group had outstanding the following notes and debentures (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Date acquired by the Group	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Debentures	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Debentures	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Debentures	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

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

The Pactiv 2017 Debentures, the Pactiv 2018 Notes and the Pactiv 2027 Debentures may be redeemed at any time at the Group's option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

(f)     Other borrowings

As of December 31, 2015, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2015, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2015 also included finance lease obligations of $25 million (2014: $28 million).

18.    Employee benefits

18.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2015	2014
Salaries and wages accrued	155	138
Provision for annual leave	41	45
Provision for other employee benefits	28	33
Provision for exit from multi-employer pension plans	86	92
Defined benefit obligations:
Pension benefits	967	1,145
Post-employment medical benefits	111	122
Total employee benefits liabilities	1,388	1,575
Current	212	201
Non-current	1,176	1,374
Total employee benefits liabilities	1,388	1,575

Included in liabilities directly associated with assets held for sale at December 31, 2014 is $162 million of employee benefits liabilities.

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
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 95% (2014: 86%, including SIG pension plan obligations) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2015, the Pactiv Retirement Plan was underfunded by $865 million. The Pactiv Retirement Plan adopted new mortality tables published by the U.S. Society of Actuaries in the fourth quarter of 2014. Implementation of the new tables increased the Pactiv Retirement Plan liability by $343 million in 2014.

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. Regulations for funding of U.S. pensions plans are not expected to adopt the new mortality tables until 2017. The Group does not expect to make contributions to the Pactiv Retirement Plan in 2016. Expected contributions during the year ending December 31, 2016 for all other defined benefit plans are estimated to be up to $7 million.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.
In connection with the sale of SIG, the Group retained the assets and liabilities associated with the SIG U.S. pension plan with a net liability of approximately $3 million; however, all other SIG-related defined benefit plan assets and liabilities have transferred to the purchaser. Accordingly, as of December 31, 2014, a net pension obligation of $8 million was classified as held for sale, comprised of a $118 million benefit plan asset position included in assets held for sale and a $126 million pension obligation included in liabilities directly associated with assets held for sale.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2015	2014	2015	2014	2015	2014
Balance as of January 1	5,926	5,316	(4,773)	(4,837)	1,153	479
Included in profit or loss:
Current service cost	14	20	—	—	14	20
Interest cost (income)	206	221	(161)	(201)	45	20
Administrative expenses	—	—	27	18	27	18
Total expense (income) recognized in profit or loss	220	241	(134)	(183)	86	58
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(95)	421	—	—	(95)	421
Financial assumptions	(190)	412	—	—	(190)	412
Return on plan assets, excluding interest income	—	—	32	(129)	32	(129)
Total remeasurement (gains) losses	(285)	833	32	(129)	(253)	704
Other movements:
Contributions by the Group	—	—	(14)	(51)	(14)	(51)
Benefits paid by the plans	(300)	(352)	300	352	—	—
Business disposals	(657)	(28)	648	—	(9)	(28)
Effect of movements in exchange rates	(5)	(84)	9	75	4	(9)
Total other movements	(962)	(464)	943	376	(19)	(88)
Balance as of December 31	4,899	5,926	(3,932)	(4,773)	967	1,153

Comprised of:
Pactiv Retirement Plan	4,635	4,809	(3,770)	(3,830)	865	979
Other plans	264	482	(162)	(316)	102	166
	4,899	5,291	(3,932)	(4,146)	967	1,145
Plans associated with assets held for sale	—	635	—	(627)	—	8
Balance as of December 31	4,899	5,926	(3,932)	(4,773)	967	1,153

Comprised of:
Funded plans					904	1,080
Plans associated with assets held for sale					—	8
Unfunded plans					63	65
Total net pension benefits liability					967	1,153

Included in the statements of financial position as:
Employee benefits liabilities					967	1,145
Liabilities directly associated with assets held for sale					—	126
Assets held for sale					—	(118)
Total net pension benefits liability					967	1,153

The Group's pension plans had a weighted average duration of 10 years (2014: 11 years).

For the year ended December 31, 2013, the Group recognized remeasurement gains of $950 million directly in other comprehensive income. The gains were comprised of $33 million of gains from changes in demographic assumptions, $376 million of gains from changes in financial assumptions and $541 million from gains on plan assets, excluding interest.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Cost of sales	15	14	20
General and administration expenses	69	33	58
Total plan net expense from continuing operations	84	47	78
Discontinued operations	2	11	11
Total plan net expense	86	58	89

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2013 was comprised of current service cost of $21 million, administrative expense of $16 million and interest expense of $205 million, partially offset by interest income of $152 million and a gain on curtailment of $1 million.

During the year ended December 31, 2015, the plan net expense of the Pactiv Retirement Plan was $65 million (2014: $31 million; 2013: $57 million).

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2015	2014
Equity instruments	2,511	3,219
Debt instruments	622	889
Property	312	424
Other	487	241
Total plan assets	3,932	4,773

Approximately 96% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) approximately $2,400 million of exposure to equity markets, which includes exposure to approximately $1,700 million of U.S. equities held through a combination of listed equities and equity index derivatives, and exposure to approximately $545 million of non-U.S. equities held through unlisted index funds; (ii) approximately $600 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $302 million of exposure to property held through unlisted commingled funds.

Included in the value of the Pactiv Retirement Plan equity instruments is approximately $1,500 million of cash and short-term investments, including short-term government bonds, reflecting the amounts set aside for the notional value of the equity instruments underlying the derivatives.

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

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2015 and 2014, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2015	2014	2013
Discount rates at December 31	0.8% - 7.3%	0.7% - 7.0%	1.0% - 8.0%
Future salary increases	0.0% - 7.0%	0.0% - 7.0%	0.0% - 5.0%
Future pension increases	0.0% - 4.0%	0.0% - 4.0%	0.0% - 3.8%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2015 and 2014 was 4.4% and 4.0%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2015 for 2015 and projection scale MP-2014 for 2014.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	(8)	7
Effect on the defined benefit obligation	(246)	271

The mortality tables used for the mortality assumption included projections of improved life expectancy. These tables are only changed infrequently; however, when they change they can have a significant impact on the plan liability. Estimates of the impact of mortality table changes are complex and difficult to measure. The Group does not expect changes to the mortality tables similar to those adopted in 2014 to occur in the next several years.

18.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% for the years ended December 31, 2015, 2014 and 2013.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2015 for 2015 and projection scale MP-2014 for 2014.

The Group expects to contribute $5 million to the post-employment medical benefit plans during the annual period ending December 31, 2016.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2015	2014
Liability for post-employment medical obligations as of the beginning of the year	122	114
Included in profit or loss:
Current service cost	2	2
Interest cost	5	5
Past service cost	—	(2)
Total expense recognized in profit or loss	7	5
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(11)	3
Actuarial (gains) losses from changes in financial assumptions	(2)	7
Total remeasurement (gains) losses	(13)	10
Other movements:
Contributions by plan participants	—	1
Benefits paid by the plans	(5)	(8)
Total other movements	(5)	(7)
Liability for post-employment medical obligations as of the end of the year	111	122

For the year ended December 31, 2013, the Group recognized benefit plan expense of $7 million related to post-employment medical obligations. The benefit plan expense was comprised of $2 million of current service cost and $5 million of interest cost.

For the year ended December 31, 2013, the Group recognized remeasurement gains of $20 million directly in other comprehensive income. The gains were comprised of $10 million of gains each from changes in financial assumptions and from changes in demographic assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	3	(2)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	(11)	13

18.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2015, the Group recorded expense of $62 million (2014: $55 million; 2013: $63 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

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
The most significant of the multi-employer pension plans in which the Group participated was the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participated. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements the Group is required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which the Group currently estimates to be approximately $5 million per year for 20 years. As a result, the Group has a liability of $78 million as of December 31, 2015 ($82 million as of December 31, 2014) for the present value of such future payments. However, the amount may change depending on negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 24, 2016, the Group has not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has recorded in prior years a withdrawal liability of $9 million for payments to be made over 20 years for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of about $6 million annually over the next 20 years.
19.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2014	38	19	38	30	125
Provisions made	—	12	22	18	52
Provisions used	(1)	(20)	(17)	(6)	(44)
Provisions reversed	—	(3)	(1)	(4)	(8)
Other transfers	2	1	1	—	4
Effect of movements in exchange rates	—	(2)	—	(1)	(3)
Balance as of December 31, 2015	39	7	43	37	126
Current	2	6	26	21	55
Non-current	37	1	17	16	71
Total provisions as of December 31, 2015	39	7	43	37	126
Current	2	17	25	10	54
Non-current	36	2	13	20	71
Total provisions as of December 31, 2014	38	19	38	30	125

Other provisions

Other provisions as of December 31, 2015 included a $12 million indemnification reserve, $8 million of environmental remediation programs (2014: $7 million) and $6 million of onerous leases (2014: $10 million).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

20.    Equity

20.1    Share capital

The reported share capital balance as of December 31, 2015 is that of the Company.

Further information regarding Reynolds Group Holdings Limited's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2015	2014	2013
Balance at the beginning of the year	71,500,004	111,000,004	111,000,004
Repurchase of shares	—	(39,500,000)	—
Issue of shares	—	—	—
Balance at the end of the year	71,500,004	71,500,004	111,000,004

All issued shares are fully paid and have no par value.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

In November 2014, the Company repurchased 39.5 million shares for $31 million from Packaging Finance Limited, its sole shareholder.

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

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures including, for example, to dispose of assets or operating segments of the business, alter its short to medium term plans with respect to capital projects and working capital levels, or re-balance the level of equity and external debt in place.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

(a)	Foreign currency exchange rate risk

As a result of the Group's international operations, foreign currency exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the profit or loss component of the Group's statement of comprehensive income.

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. On a limited basis, the Group uses derivatives to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. The Group generally does not hedge its exposure to translation gains or losses in respect of its non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, the Group may enter into derivatives to hedge foreign currency exchange risk arising from specific transactions.

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2015:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	3,632,933,567		$118.55 - 122.81	Jan 2016 - Nov 2016
Currency futures	Sell	South Korean won	1,482,479,555		$1,202.77 - 1,207.88	Jan 2016 - Dec 2016
Currency forwards	Sell	CA$	104,186,138		$1.2032 - 1.3882	Jan 2016 - Dec 2016
Currency forwards	Buy	EUR	234,701		$0.9183	Jan 2016

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2015, the Group recognized an unrealized gain of $2 million (2014: unrealized gain of $3 million; 2013: none) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2015, the Group recognized a realized gain of $14 million (2014: realized gain of $1 million; 2013: none) as a component of net other income (expenses) in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2015, would have resulted in a $1 million reduction (increase) in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

The Group is exposed to foreign currency exchange risk on certain intercompany borrowings between certain of its entities with different functional currencies.
The Group is also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €175 million related to the sale of SIG.

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

The following table sets out the Group's interest rate risk repricing profile:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Fixed rate instruments
Borrowings	(11,079)	(665)	(1,582)	(6,353)	(2,479)
Total fixed rate instruments	(11,079)	(665)	(1,582)	(6,353)	(2,479)
Floating rate instruments
Cash and cash equivalents	1,977	1,977	—	—	—
Related party receivables	307	307	—	—	—
Borrowings	(2,765)	(2,765)	—	—	—
Total floating rate instruments	(481)	(481)	—	—	—
Total	(11,560)	(1,146)	(1,582)	(6,353)	(2,479)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Fixed rate instruments
Borrowings	(15,068)	(10)	(1,545)	(7,771)	(5,742)
Total fixed rate instruments	(15,068)	(10)	(1,545)	(7,771)	(5,742)
Floating rate instruments
Cash and cash equivalents	1,588	1,588	—	—	—
Related party receivables	330	330	—	—	—
Bank overdrafts	(1)	(1)	—	—	—
Borrowings	(2,957)	(2,957)	—	—	—
Total floating rate instruments	(1,040)	(1,040)	—	—	—
Total	(16,108)	(1,050)	(1,545)	(7,771)	(5,742)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

The underlying three-month LIBOR and Euro Interbank Offered Rate ("EURIBOR") as of December 31, 2015 were 0.61% and (0.13)%, respectively. A change in interest rates would impact future interest payments and receipts on the Group's floating rate liabilities and assets. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one-year timeframe. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2015, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would result in a $13 million increase in interest expense on the U.S. Term Loan and no impact on interest expense on the European Term Loan under the Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European Term Loans due to the LIBOR and EURIBOR floors under the Credit Agreement.

The interest rate on the Securitization Facility as of December 31, 2015 was 2.34%. Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2015, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $3 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to reduce the Group's exposure in relation to the cost of resin (and its components), natural gas, diesel, electricity and aluminum. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when the Group can pass on these raw material costs changes to its customers or (b) fix the Group's input costs for a period of time.

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2015:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	37,257	$1,449 - $2,356	Jan 2016 - Sep 2017*
Aluminum Midwest Premium swaps	pound	76,579,896	$0.06 - $0.22	Jan 2016 - Jan 2017
Natural gas swaps	million BTU	4,878,257	$2.23 - $3.30	Jan 2016 - Dec 2016
Paraxylene swaps	pound	2,732,629	$0.44 - $0.52	Jan 2016 - Jun 2016
Polymer-grade propylene swaps	pound	52,736,392	$0.33 - $0.49	Jan 2016 - Dec 2016
Benzene swaps	U.S. liquid gallon	14,842,550	$2.25 - $2.89	Jan 2016 - Sep 2016
Diesel swaps	U.S. liquid gallon	12,615,528	$2.38 - $3.19	Jan 2016 - Dec 2016
Low-density polyethylene swaps	pound	15,000,000	$0.80 - $1.01	Jan 2016 - Jun 2016
High-density polyethylene film swaps	metric tonne	4,883	$1,305 - $1,360	Jan 2016 - Dec 2016

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2015, the Group recognized an unrealized gain of $112 million (2014: unrealized loss of $134 million; 2013: unrealized gain of $3 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2015, the Group recognized a realized loss of $182 million (2014: realized loss of $2 million; 2013: realized loss of $8 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2015, would have resulted in a $2 million increase (reduction) in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

21.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse global operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group, subject to certain Group-determined limits. Each operating business is responsible for managing its own credit control procedures. These include, but are not limited to, reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally, the Group does not require collateral with respect to trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount represents the maximum credit exposure. Refer to note 11 for additional information.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

21.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12-month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2015, the Group had $1,977 million of cash and cash equivalents on hand.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2015, the Group had undrawn lines of credit under the revolving facilities of the Credit Agreement totaling $58 million and €54 million ($59 million) (2014: $57 million and €39 million ($48 million)). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Non-derivative financial liabilities
Trade and other payables	(1,205)	(1,007)	(1,007)	—	—	—
Borrowings, including interest	(13,762)	(17,686)	(1,910)	(5,667)	(7,331)	(2,778)
	(14,967)	(18,693)	(2,917)	(5,667)	(7,331)	(2,778)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	7	7	—	—	—
Outflows	(13)	(20)	(20)	—	—	—
	(13)	(13)	(13)	—	—	—
Total	(14,980)	(18,706)	(2,930)	(5,667)	(7,331)	(2,778)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Non-derivative financial liabilities
Bank overdrafts	(1)	(1)	(1)	—	—	—
Trade and other payables	(1,396)	(1,101)	(1,101)	—	—	—
Borrowings, including interest	(17,858)	(24,311)	(1,727)	(3,980)	(12,184)	(6,420)
	(19,255)	(25,413)	(2,829)	(3,980)	(12,184)	(6,420)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	30	30	—	—	—
Outflows	(105)	(135)	(135)	—	—	—
	(105)	(105)	(105)	—	—	—
Total	(19,360)	(25,518)	(2,934)	(3,980)	(12,184)	(6,420)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

21.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2015
Assets
Cash and cash equivalents	—	1,977	—	1,977	1,977
Current and non-current receivables	—	1,431	—	1,431	1,431
Derivative financial assets:
Commodity and foreign currency derivatives	7	—	—	7	7
Embedded derivatives	99	—	—	99	99
Total assets	106	3,408	—	3,514	3,514
Liabilities
Trade and other payables	—	—	(1,205)	(1,205)	(1,205)
Non-current payables	—	—	(44)	(44)	(44)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(20)	—	—	(20)	(20)
Borrowings	—	—	(13,762)	(13,762)	(13,890)
Total liabilities	(20)	—	(15,011)	(15,031)	(15,159)

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2014
Assets
Cash and cash equivalents	—	1,588	—	1,588	1,588
Current and non-current receivables	—	1,530	—	1,530	1,530
Derivative financial assets:
Commodity and foreign currency derivatives	26	—	—	26	26
Embedded derivatives	296	—	—	296	296
Total assets	322	3,118	—	3,440	3,440
Liabilities
Bank overdrafts	—	—	(1)	(1)	(1)
Trade and other payables	—	—	(1,396)	(1,396)	(1,396)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(131)	—	—	(131)	(131)
Borrowings	—	—	(17,858)	(17,858)	(18,542)
Total liabilities	(131)	—	(19,295)	(19,426)	(20,110)

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
For the year ended December 31, 2015

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(13)	—	(13)
Embedded derivatives	—	99	—	99
Total	—	86	—	86

As of December 31, 2014
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(105)	—	(105)
Embedded derivatives	—	296	—	296
Total	—	191	—	191

There were no transfers between any levels during the years ended December 31, 2015 and 2014. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

22.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Employee benefits	11	12	12
Total compensation expense to key management personnel	11	12	12

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2015, 2014 and 2013.

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2015	2014	2013	2015	2014
Balances and transactions with immediate and ultimate parent entities
Included in borrowings(a)				(1)	(1)

Balances and transactions with joint ventures
Included in trade and other receivables, net				6	37
Sale of goods and services(b)(c)	52	196	221

Balances and transactions with Rank Group Limited
Included in related party and other non-current receivables(d)				307	330
Interest income	19	22	18
Included in trade and other payables				(52)	(7)
Recharges(e)	(17)	(11)	(12)
Management fee(f)	(65)	(39)	(38)
Tax loss transfer	(5)	—	—

Balances and transactions with Rank Group North America Inc.
Included in trade and other receivables, net				1	1
Recharges	5	6	3
Included in trade and other payables				—	—
Recharges	(15)	(17)	(18)

Balances and transactions with other related parties
Included in trade and other receivables, net				—	1
Sale of goods(g)	1	4	4
Recharges	1	2	3
Included in trade and other payables				(1)	(9)
Purchase of goods(c)	—	(39)	(46)
Tax loss transfer	—	(2)	(5)
Included in borrowings				—	—
Loan advanced	—	—	(2)

(a)	The borrowing due to the Company's ultimate parent is non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)	Includes related party transactions entered into by SIG before its sale in March 2015.

(d)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the year ended December 31, 2015, interest was charged at 6.21% to 6.92% (2014: 6.22% to 6.95%; 2013: 5.89% to 5.94%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(e)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These charges are for various costs incurred including services provided, financing and other activities.

(f)	Represents a management fee paid or accrued to Rank Group Limited for management, consulting, monitoring and advisory services. Refer to note 27.

(g)	Includes transactions with an entity sold to a non-related party in December 2014 while under common ownership.

23.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Continuing operations
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Graham Packaging Argentina S.R.L. (a)	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A. (in liquidation)	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L. (b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd.	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador, S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (in liquidation)	Dec-31	Germany	100	100	100
Pactiv-Omni Germany Holdings GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) I S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) II S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesoriìa en Plaìstico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Reynolds Metals Company de Mexico, S. de R.L. de C.V. (c)	Dec-31	Mexico	—	100	—
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	100	100	100
BPTE B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited (d)	Dec-31	New Zealand	100	—	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland Sp. z o.o.	Dec-31	Poland	100	100	100
Omni Pac Poland Sp. z o.o.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited (e)	Dec-31	United Kingdom	—	100	—
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
CSl UK Oldco Limited (e)	Dec-31	United Kingdom	—	100	—
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Ivex Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited (f)	Jun-30	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited (e)	Dec-31	United Kingdom	—	100	—
Pactiv (Films) Limited (e)	Dec-31	United Kingdom	—	100	—
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
The Baldwin Group Limited (f)	Jun-30	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership) (b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC (c)	Dec-31	U.S.A.	—	100	—
GPC Capital Corp. I (c)	Dec-31	U.S.A.	—	100	—
GPC Capital Corp. II (c)	Dec-31	U.S.A.	—	100	—
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging GP Acquisition LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America, LLC	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Graham Packaging LC, L.P. (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Minster LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland, L.P. (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc. (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Technological Specialties LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging West Jordan, LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Recycling Company L.P. (c)	Dec-31	U.S.A.	—	100	—
Master Containers, LLC (c)	Dec-31	U.S.A.	—	100	—
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC (e)	Dec-31	U.S.A.	—	100	—
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics Inc.	Dec-31	U.S.A.	100	100	100
Spirit Foodservice, LLC (c)	Dec-31	U.S.A.	—	100	—
Spirit Foodservice Products, LLC (c)	Dec-31	U.S.A.	—	100	—
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A. (g)	Dec-31	Venezuela	—	100	—
Discontinued operations (g)
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	—	100	—
Whakatane Mill Australia Pty Limited	Dec-31	Australia	—	100	—
SIG Austria Holding GmbH	Dec-31	Austria	—	100	—
SIG Combibloc GmbH	Dec-31	Austria	—	100	—
SIG Combibloc GmbH & Co KG	Dec-31	Austria	—	100	—
SIG Beverages Brasil Ltda.	Dec-31	Brazil	—	100	—
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	—	100	—
SIG Combibloc Chile Limitada	Dec-31	Chile	—	100	—
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	—	100	—
SIG Combibloc s.r.o.	Dec-31	Czech Republic	—	100	—
SIG Combibloc SARL	Dec-31	France	—	100	—
SIG Beteiligungs GmbH	Dec-31	Germany	—	100	—

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
SIG Combibloc GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Holding GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Systems GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	—	100	—
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	—	100	—
SIG Information Technology GmbH	Dec-31	Germany	—	100	—
SIG International Services GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Limited (in liquidation)	Dec-31	Hong Kong	—	100	—
SIG Combibloc KFT	Dec-31	Hungary	—	100	—
PT. SIG Combibloc Indonesia	Dec-31	Indonesia	—	100	—
SIG Combibloc S.r.l.	Dec-31	Italy	—	100	—
SIG Combibloc Korea Ltd.	Dec-31	Korea	—	100	—
Middle America M.A., S.A. de C.V.	Dec-31	Mexico	—	100	—
SIG Combibloc Mexico, S.A. de C.V.	Dec-31	Mexico	—	100	—
SIG Tecnologica para Plasticos de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	—	100	—
SIG Combibloc B.V.	Dec-31	Netherlands	—	100	—
Whakatane Mill Limited	Dec-31	New Zealand	—	100	—
SIG Combibloc Sp. z o.o.	Dec-31	Poland	—	100	—
OOO SIG Combibloc	Dec-31	Russia	—	100	—
SIG Combibloc S.A.	Dec-31	Spain	—	100	—
SIG Combibloc AB	Dec-31	Sweden	—	100	—
SIG allCap AG	Dec-31	Switzerland	—	100	—
SIG Combibloc Group AG	Dec-31	Switzerland	—	100	—
SIG Combibloc Procurement AG	Dec-31	Switzerland	—	100	—
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	—	100	—
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	—	100	—
SIG Technology AG	Dec-31	Switzerland	—	100	—
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	—	100	—
SIG Combibloc Ltd.	Dec-31	Thailand	—	100	—
SIG Combibloc Limited	Dec-31	United Kingdom	—	100	—
SIG Combibloc Inc.	Dec-31	U.S.A.	—	100	—
SIG Holding USA, LLC	Dec-31	U.S.A.	—	100	—
SIG Vietnam Ltd.	Dec-31	Vietnam	—	100	—

(a)	Name changed effective in November 2014 from Graham Packaging Argentina S.A.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Merged during the year with another entity in the Group.

(d)	Acquired during the year.

(e)	Voluntarily liquidated/deregistered/dissolved during the year.

(f)	In voluntary liquidation/strike off.

(g)	Sold during the year.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

Spirit Foodservice Products, Inc.

In March 2013, the Group acquired the shares of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million. Spirit is a producer of extruded polystyrene cups, injection-molded polystyrene products such as cutlery and utensils and extruded polypropylene products. The operating results of Spirit have been included in the Pactiv Foodservice segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

25.    Operating leases

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2015	2014
Less than one year	100	102
Between 1 and 5 years	213	205
More than 5 years	65	83
Total	378	390

During the year ended December 31, 2015, $124 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2014: $131 million; 2013: $129 million).

26.    Capital commitments

As of December 31, 2015, the Group had entered into contracts to incur capital expenditures of $62 million (2014: $117 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

27.    Contingencies

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Group does not have a management fee agreement with any related parties. Rank Group Limited, an entity that is also controlled by the Group’s ultimate shareholder, charged the Group a Management Fee of $35 million, $39 million and $38 million, of which $29 million, $31 million and $30 million was included in continuing operations with the remainder included in discontinued operations, for the years ended December 31, 2015, 2014 and 2013, respectively. In addition, the Group has accrued $30 million in 2015 in respect of an expected management fee related to the 2015 financial year. No Management Fees have been paid in relation to the years ended December 31, 2010 and 2009; however, the Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of those years.
Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2015, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2015, the Group is not aware of any material claims under these agreements

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
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

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of December 31, 2015 and 2014 and the related statements of comprehensive income and cash flows for each of the years ended December 31, 2015, 2014 and 2013 of:

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

The condensed consolidating statements of comprehensive income and consolidating statements of cash flows for the years ended December 31, 2015, 2014 and 2013 and the condensed consolidating statements of financial position as of December 31, 2015 and 2014 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in note 3 which comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Condensed consolidating statement of comprehensive income

	For the year ended December 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,077	1,242	(141)	11,178
Cost of sales	—	—	(8,080)	(1,039)	141	(8,978)
Gross profit	—	—	1,997	203	—	2,200
Net other income (expenses) and share of equity method earnings, net of income tax	(358)	—	124	(13)	300	53
Selling, marketing and distribution expenses	—	—	(236)	(26)	—	(262)
General and administration expenses	—	—	(683)	(62)	—	(745)
Profit (loss) from operating activities	(358)	—	1,202	102	300	1,246
Financial income	19	1,041	13	70	(1,121)	22
Financial expenses	(15)	(1,205)	(1,439)	(24)	1,121	(1,562)
Net financial income (expenses)	4	(164)	(1,426)	46	—	(1,540)
Profit (loss) from continuing operations before income tax	(354)	(164)	(224)	148	300	(294)
Income tax (expense) benefit	(2)	43	(75)	(26)	—	(60)
Profit (loss) from continuing operations	(356)	(121)	(299)	122	300	(354)
Profit (loss) from discontinued operations, net of income tax	2,672	—	2,678	4	(2,682)	2,672
Profit (loss) for the year	2,316	(121)	2,379	126	(2,382)	2,318
Total other comprehensive income (loss), net of income tax	(391)	—	(369)	(104)	473	(391)
Total comprehensive income (loss) for the year	1,925	(121)	2,010	22	(1,909)	1,927

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	(356)	(121)	(299)	120	300	(356)
Equity holder of the Group - discontinued operations	2,672	—	2,678	4	(2,682)	2,672
Non-controlling interests	—	—	—	2	—	2
	2,316	(121)	2,379	126	(2,382)	2,318

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(326)	(121)	(247)	24	344	(326)
Equity holder of the Group - discontinued operations	2,251	—	2,257	(4)	(2,253)	2,251
Non-controlling interests	—	—	—	2	—	2
	1,925	(121)	2,010	22	(1,909)	1,927

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Condensed consolidating statement of financial position

	As of December 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	1	—	1,815	161	—	1,977
Trade and other receivables, net	5	—	209	881	—	1,095
Inventories	—	—	1,126	136	—	1,262
Inter-group receivables	—	223	4	1	(228)	—
Assets held for sale	—	—	1	—	—	1
Other assets	—	—	218	12	—	230
Total current assets	6	223	3,373	1,191	(228)	4,565
Investments in subsidiaries	529	—	809	—	(1,338)	—
Property, plant and equipment	—	—	2,809	375	—	3,184
Intangible assets	—	—	9,858	334	—	10,192
Inter-group receivables	—	8,954	836	92	(9,882)	—
Other assets	307	99	107	37	—	550
Total non-current assets	836	9,053	14,419	838	(11,220)	13,926
Total assets	842	9,276	17,792	2,029	(11,448)	18,491
Liabilities
Trade and other payables	53	188	793	171	—	1,205
Borrowings	1	—	645	331	—	977
Inter-group payables	—	—	224	4	(228)	—
Other liabilities	7	—	331	39	—	377
Total current liabilities	61	188	1,993	545	(228)	2,559
Borrowings	—	8,938	3,847	—	—	12,785
Inter-group liabilities	—	132	9,197	553	(9,882)	—
Other liabilities	—	48	2,226	76	—	2,350
Total non-current liabilities	—	9,118	15,270	629	(9,882)	15,135
Total liabilities	61	9,306	17,263	1,174	(10,110)	17,694
Net assets	781	(30)	529	855	(1,338)	797
Equity
Equity (deficit) attributable to equity holder of the Group	781	(30)	529	839	(1,338)	781
Non-controlling interests	—	—	—	16	—	16
Total equity	781	(30)	529	855	(1,338)	797

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Condensed consolidating statement of cash flows

	For the year ended December 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(41)	(800)	730	(52)	817	654

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(333)	(48)	—	(381)
Purchases of short-term investments	—	—	(200)	—	—	(200)
Proceeds from sale of short-term investments	—	—	200	—	—	200
Proceeds from sale of property, plant and equipment and other assets	—	—	23	—	—	23
Proceeds from insurance claims	—	—	26	—	—	26
Disposal of businesses, net of cash disposed	—	—	4,168	(20)	—	4,148
Net related party advances (repayments)	—	4,010	(33)	15	(3,992)	—
Proceeds from intercompany share repurchase	41	—	—	—	(41)	—
Intercompany capital injection	—	—	(7)	—	7	—
Related party interest received	—	803	14	—	(817)	—
Other	—	—	3	1	—	4
Net cash from (used in) investing activities	41	4,813	3,861	(52)	(4,843)	3,820

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	150	—	150
Repayment of borrowings	—	(3,982)	(72)	(228)	—	(4,282)
Net related party borrowings (repayments)	—	(30)	(4,025)	63	3,992	—
Payment of debt transaction costs	—	—	(15)	—	—	(15)
Payment for intercompany share repurchase		—	(41)	—	41	—
Proceeds from intercompany capital injection	—	—	—	7	(7)	—
Other	—	—	(4)	(5)	—	(9)
Net cash from (used in) financing activities	—	(4,012)	(4,157)	(13)	4,026	(4,156)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Condensed consolidating statement of comprehensive income

	For the year ended December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,356	1,453	(143)	11,666
Cost of sales	—	—	(8,547)	(1,246)	143	(9,650)
Gross profit	—	—	1,809	207	—	2,016
Net other income (expenses) and share of equity method earnings, net of income tax	(420)	—	22	(28)	380	(46)
Selling, marketing and distribution expenses	—	—	(229)	(26)	—	(255)
General and administration expenses	—	—	(666)	(75)	—	(741)
Profit (loss) from operating activities	(420)	—	936	78	380	974
Financial income	22	1,023	10	86	(1,116)	25
Financial expenses	(3)	(1,167)	(1,394)	(26)	1,116	(1,474)
Net financial income (expenses)	19	(144)	(1,384)	60	—	(1,449)
Profit (loss) from continuing operations before income tax	(401)	(144)	(448)	138	380	(475)
Income tax (expense) benefit	(6)	46	59	(29)	—	70
Profit (loss) from continuing operations	(407)	(98)	(389)	109	380	(405)
Profit (loss) from discontinued operations, net of income tax	105	—	114	86	(200)	105
Profit (loss) for the year	(302)	(98)	(275)	195	180	(300)
Total other comprehensive income (loss), net of income tax	(560)	—	(565)	(245)	810	(560)
Total comprehensive income (loss) for the year	(862)	(98)	(840)	(50)	990	(860)

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	(407)	(98)	(389)	107	380	(407)
Equity holder of the Group - discontinued operations	105	—	114	86	(200)	105
Non-controlling interests	—	—	—	2	—	2
	(302)	(98)	(275)	195	180	(300)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(973)	(98)	(960)	(119)	1,177	(973)
Equity holder of the Group - discontinued operations	111	—	120	67	(187)	111
Non-controlling interests	—	—	—	2	—	2
	(862)	(98)	(840)	(50)	990	(860)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Condensed consolidating statement of financial position

	As of December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	1,319	269	—	1,588
Trade and other receivables, net	—	—	246	930	—	1,176
Inventories	—	—	1,285	168	—	1,453
Inter-group receivables	—	298	6	—	(304)	—
Assets held for sale	—	—	2,290	477	—	2,767
Other assets	—	1	71	24	—	96
Total current assets	—	299	5,217	1,868	(304)	7,080
Investments in subsidiaries	—	—	1,676	16	(1,674)	18
Property, plant and equipment	—	—	2,966	446	—	3,412
Intangible assets	—	—	10,115	384	—	10,499
Inter-group receivables	—	12,889	626	152	(13,667)	—
Other assets	330	296	90	25	—	741
Total non-current assets	330	13,185	15,473	1,023	(15,341)	14,670
Total assets	330	13,484	20,690	2,891	(15,645)	21,750
Liabilities
Trade and other payables	15	284	865	232	—	1,396
Borrowings	1	—	68	409	—	478
Inter-group payables	2	1	297	4	(304)	—
Liabilities directly associated with assets held for sale	—	—	593	146	—	739
Other liabilities	10	—	384	49	—	443
Total current liabilities	28	285	2,207	840	(304)	3,056
Borrowings	—	12,856	4,524	—	—	17,380
Deficit in subsidiaries	1,358	—	—	—	(1,358)	—
Inter-group liabilities	88	162	13,066	351	(13,667)	—
Other liabilities	—	90	2,251	98	—	2,439
Total non-current liabilities	1,446	13,108	19,841	449	(15,025)	19,819
Total liabilities	1,474	13,393	22,048	1,289	(15,329)	22,875
Net assets (liabilities)	(1,144)	91	(1,358)	1,602	(316)	(1,125)
Equity
Equity (deficit) attributable to equity holder of the Group	(1,144)	91	(1,358)	1,583	(316)	(1,144)
Non-controlling interests	—	—	—	19	—	19
Total equity (deficit)	(1,144)	91	(1,358)	1,602	(316)	(1,125)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Condensed consolidating statement of cash flows

	For the year ended December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(39)	(1,005)	791	119	1,015	881

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(589)	(98)	—	(687)
Proceeds from sale of property, plant and equipment and other assets	—	—	25	—	—	25
Proceeds from insurance claims	—	—	50	—	—	50
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(40)	—	—	(40)
Disposal of businesses, net of cash disposed	—	—	80	—	—	80
Net related party advances (repayments)	—	(3)	(65)	88	(20)	—
Intercompany return of capital	—	—	17	—	(17)	—
Related party interest received	—	1,003	6	6	(1,015)	—
Other	—	—	(10)	34	—	24
Net cash from (used in) investing activities	—	1,000	(526)	30	(1,052)	(548)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	8	161	—	169
Repayment of borrowings	—	—	(28)	(200)	—	(228)
Net related party borrowings (repayments)	70	22	(84)	(28)	20	—
Intercompany return of capital	—	(17)	—	—	17	—
Payment of debt transaction costs	—	—	(3)	—	—	(3)
Share repurchase	(31)	—	—	—	—	(31)
Other	—	—	—	(3)	—	(3)
Net cash from (used in) financing activities	39	5	(107)	(70)	37	(96)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Condensed consolidating statement of comprehensive income

	For the year ended December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,309	1,590	(147)	11,752
Cost of sales	—	—	(8,464)	(1,354)	147	(9,671)
Gross profit	—	—	1,845	236	—	2,081
Net other income (expenses) and share of equity method earnings, net of income tax	(289)	—	118	(25)	105	(91)
Selling, marketing and distribution expenses	—	—	(239)	(27)	—	(266)
General and administration expenses	—	—	(698)	(80)	—	(778)
Profit (loss) from operating activities	(289)	—	1,026	104	105	946
Financial income	18	1,173	38	79	(1,119)	189
Financial expenses	—	(1,024)	(1,479)	(21)	1,119	(1,405)
Net financial income (expenses)	18	149	(1,441)	58	—	(1,216)
Profit (loss) from continuing operations before income tax	(271)	149	(415)	162	105	(270)
Income tax (expense) benefit	(5)	(124)	156	(31)	—	(4)
Profit (loss) from continuing operations	(276)	25	(259)	131	105	(274)
Profit (loss) from discontinued operations, net of income tax	206	—	214	83	(297)	206
Profit (loss) for the year	(70)	25	(45)	214	(192)	(68)
Total other comprehensive income (loss), net of income tax	496	—	493	39	(532)	496
Total comprehensive income (loss) for the year	426	25	448	253	(724)	428

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	(276)	25	(259)	129	105	(276)
Equity holder of the Group - discontinued operations	206	—	214	83	(297)	206
Non-controlling interests	—	—	—	2	—	2
	(70)	25	(45)	214	(192)	(68)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	193	25	207	158	(390)	193
Equity holder of the Group - discontinued operations	233	—	241	93	(334)	233
Non-controlling interests	—	—	—	2	—	2
	426	25	448	253	(724)	428

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

Condensed consolidating statement of cash flows

	For the year ended December 31, 2013
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(38)	(1,016)	675	207	957	785

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(652)	(72)	—	(724)
Proceeds from sale of property, plant and equipment and other assets	—	—	20	—	—	20
Proceeds from insurance claims	—	—	14	—	—	14
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(107)	—	—	(107)
Net related party advances (repayments)	14	—	(41)	(25)	52	—
Related party interest received	3	954	—	—	(957)	—
Other	—	—	5	28	—	33
Net cash from (used in) investing activities	17	954	(761)	(69)	(905)	(764)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	3,849	117	—	3,966
Repayment of borrowings	—	—	(3,842)	(197)	—	(4,039)
Net related party borrowings (repayments)	21	62	11	(42)	(52)	—
Payment of debt transaction costs	—	—	(25)	—	—	(25)
Other	—	—	(1)	(2)	—	(3)
Net cash from (used in) financing activities	21	62	(8)	(124)	(52)	(101)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2015

29.    Subsequent events

There have been no events subsequent to December 31, 2015 which would require accrual or disclosure in these consolidated financial statements.

Beverage Packaging Holdings Group

Combined financial statements for the year ended
December 31, 2015

Beverage Packaging Holdings Group

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Boards of Directors of Beverage Packaging Holdings (Luxembourg) I S.A. and Beverage Packaging Holdings (Luxembourg) II S.A.:

In our opinion, the accompanying combined statements of financial position and the related combined statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings Group and its subsidiaries (the "Group") at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 24, 2016

Beverage Packaging Holdings Group
Combined statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2015	2014	2013
Revenue		11,178	11,666	11,752
Cost of sales	*	(8,978)	(9,650)	(9,671)
Gross profit		2,200	2,016	2,081
Selling, marketing and distribution expenses	*	(262)	(255)	(266)
General and administration expenses	*	(745)	(741)	(778)
Net other income (expenses)	6	111	(15)	(61)
Profit from operating activities		1,304	1,005	976
Financial income	9	7	5	171
Financial expenses	9	(1,551)	(1,473)	(1,405)
Net financial expenses		(1,544)	(1,468)	(1,234)
Profit (loss) from continuing operations before income tax		(240)	(463)	(258)
Income tax (expense) benefit	10	(58)	76	1
Profit (loss) from continuing operations		(298)	(387)	(257)
Profit (loss) from discontinued operations, net of income tax	7	2,678	113	214
Profit (loss) for the year		2,380	(274)	(43)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(84)	(110)	(148)
Reclassification from foreign currency translation reserve		(452)	—	33
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	18	167	(440)	611
Total other comprehensive income (loss), net of income tax		(369)	(550)	496
Total comprehensive income (loss)		2,011	(824)	453
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(300)	(389)	(259)
Equity holder of the Group - discontinued operations		2,678	113	214
Non-controlling interests		2	2	2
		2,380	(274)	(43)
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(248)	(945)	210
Equity holder of the Group - discontinued operations		2,257	119	241
Non-controlling interests		2	2	2
		2,011	(824)	453

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 18 and 25.

The combined statements of comprehensive income should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Combined statements of financial position

		As of December 31,
(In $ million)	Note	2015	2014
Assets
Cash and cash equivalents		1,976	1,588
Trade and other receivables, net	11	1,089	1,176
Inventories	12	1,262	1,453
Current tax assets	10	19	2
Assets held for sale	7	1	2,767
Derivatives	21	7	26
Other assets		204	68
Total current assets		4,558	7,080
Related party and other non-current receivables	11	29	114
Investments in associates and joint ventures	15	20	18
Deferred tax assets	10	11	10
Property, plant and equipment	13	3,184	3,412
Intangible assets	14	10,192	10,499
Derivatives	21	99	296
Other assets		84	81
Total non-current assets		13,619	14,430
Total assets		18,177	21,510
Liabilities
Bank overdrafts		—	1
Trade and other payables	16	1,152	1,381
Liabilities directly associated with assets held for sale	7	—	739
Borrowings	17	976	477
Current tax liabilities	10	83	46
Derivatives	21	20	131
Employee benefits	18	212	201
Provisions	19	55	54
Total current liabilities		2,498	3,030
Non-current payables	16	44	40
Borrowings	17	12,785	17,380
Deferred tax liabilities	10	1,059	954
Employee benefits	18	1,176	1,374
Provisions	19	71	71
Total non-current liabilities		15,135	19,819
Total liabilities		17,633	22,849
Net assets (liabilities)		544	(1,339)
Equity
Share capital	20	2,188	2,311
Reserves		(2,019)	(1,604)
Retained profits (accumulated losses)		359	(2,065)
Equity (deficit) attributable to equity holder of the Group		528	(1,358)
Non-controlling interests		16	19
Total equity (deficit)		544	(1,339)

The combined statements of financial position should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Combined statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2013)		1,385	299	(1,854)	(813)	(983)	21	(962)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(45)	(45)	2	(43)
Remeasurement of defined benefit plans, net of income tax	18	—	—	611	—	611	—	611
Foreign currency translation reserve(2)		—	(115)	—	—	(115)	—	(115)
Total comprehensive income (loss) for the year		—	(115)	611	(45)	451	2	453
Capital restructure(3)		926	—	—	(926)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2013		2,311	184	(1,243)	(1,784)	(532)	20	(512)
Balance at the beginning of the year (January 1, 2014)		2,311	184	(1,243)	(1,784)	(532)	20	(512)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(276)	(276)	2	(274)
Remeasurement of defined benefit plans, net of income tax	18	—	—	(440)	—	(440)	—	(440)
Foreign currency translation reserve		—	(110)	—	—	(110)	—	(110)
Total comprehensive income (loss) for the year		—	(110)	(440)	(276)	(826)	2	(824)
Reclassification upon sale of business		—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2014		2,311	74	(1,678)	(2,065)	(1,358)	19	(1,339)
Balance at the beginning of the year (January 1, 2015)		2,311	74	(1,678)	(2,065)	(1,358)	19	(1,339)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	2,378	2,378	2	2,380
Remeasurement of defined benefit plans, net of income tax	18	—		167	—	167	—	167
Foreign currency translation reserve		—	(84)	—	—	(84)	—	(84)
Reclassification of foreign currency translation reserve upon sale of SIG		—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the year		—	(536)	167	2,378	2,009	2	2,011
Reclassification upon sale of SIG		—	—	(46)	46	—	—	—
Share repurchase		(123)	—	—	—	(123)	—	(123)
Dividends paid to non-controlling interests		—	—	—	—	—	(5)	(5)
Balance as of December 31, 2015		2,188	(462)	(1,557)	359	528	16	544

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

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

Beverage Packaging Holdings Group
Combined statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2015	2014	2013
Cash flows from operating activities
Profit (loss)		2,380	(274)	(43)
Adjustments for:
Depreciation and amortization		714	910	1,020
Asset impairment charges		17	11	59
Foreign currency adjustments		4	(1)	46
Change in fair value of derivatives		(87)	129	(6)
(Gain) loss on sale or disposal of businesses and non-current assets		(2,905)	(66)	(15)
SIG disposal costs		(38)	—	—
Share of profit of associates and joint ventures, net of income tax	15	(9)	(27)	(26)
Net financial expenses		1,754	1,637	1,262
Premium on extinguishment of borrowings		(226)	—	(18)
Interest paid		(1,110)	(1,270)	(1,342)
Income tax expense (benefit)		116	(8)	99
Income taxes paid, net of refunds received		(74)	(134)	(133)
Change in trade and other receivables		51	16	(75)
Change in inventories		138	(55)	(56)
Change in trade and other payables		(145)	60	(33)
Change in provisions and employee benefits		92	1	77
Change in other assets and liabilities		17	(9)	4
Net cash from operating activities		689	920	820
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets		(381)	(687)	(724)
Purchases of short-term investments		(200)	—	—
Proceeds from sale of short-term investments		200	—	—
Proceeds from sale of property, plant and equipment and other assets		23	25	20
Proceeds from insurance claims		26	50	14
Acquisition of businesses and investments in joint ventures, net of cash acquired	24	—	(40)	(107)
Disposal of businesses, net of cash disposed		4,148	80	—
Related party loan advance	22	—	(70)	(21)
Other		9	24	33
Net cash from (used in) investing activities		3,825	(618)	(785)
Cash flows used in financing activities
Drawdown of borrowings		150	169	3,966
Repayment of borrowings		(4,282)	(228)	(4,039)
Related party borrowings (repayments)		—	—	(14)
Payment of debt transaction costs		(15)	(3)	(25)
Share repurchase		(41)	—	—
Other		(9)	(3)	(3)
Net cash used in financing activities		(4,197)	(65)	(115)
Net increase (decrease) in cash and cash equivalents		317	237	(80)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year		1,587	1,486	1,554
Cash and cash equivalents classified as assets held for sale at the beginning of the year		97	—	—
Effect of exchange rate fluctuations on cash and cash equivalents		(25)	(39)	12
Cash and cash equivalents as of December 31		1,976	1,684	1,486
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,976	1,588	1,490
Cash and cash equivalents classified as assets held for sale		—	97	—
Bank overdrafts		—	(1)	(4)
Cash and cash equivalents as of December 31		1,976	1,684	1,486

Beverage Packaging Holdings Group
Combined statements of cash flows

Significant non-cash financing and investing activities

During the year ended December 31, 2015, the Group settled $82 million of the consideration from the reduction in share capital (refer to note 20) in the form of related party note receivables.

The combined statements of cash flows should be read in conjunction with the notes to the combined financial statements.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. ("BP I”) and Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") are domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The combined financial statements of Beverage Packaging Holdings Group (the "Group") as of and for the year ended December 31, 2015 comprise the combination of:

•	BP I and its subsidiaries and their interests in associates and jointly controlled entities (the "BP I Group"); and

•	BP II.

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Asia, Europe and South America.

The address of the registered office of BP I and BP II is: 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") Interpretations as issued by the International Accounting Standards Board ("IASB").

The combined financial statements were approved by the Boards of Management of BP I and BP II (the “Directors”) on February 24, 2016 in Munsbach, Luxembourg (February 25, 2016 in Auckland, New Zealand).

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

Information disclosed in the combined statement of comprehensive income, combined statement of changes in equity (deficit) and combined statement of cash flows for the current year is for the twelve month period ended December 31, 2015. Information for the comparative years is for the twelve month periods ended December 31, 2014 and December 31, 2013.

2.4    Presentation currency

These combined financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of the combined financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the combined financial statements is described in note 4.

2.6    Comparative information

During the year ended December 31, 2015, the Group made an adjustment to correct for an error related to the overstatement of employee benefits liability. The adjustment decreased the employee benefits liability by $19 million, increased deferred tax liabilities by $7 million and increased other comprehensive income by $12 million. The adjustment had no impact on the reported profit for the period, Adjusted EBITDA or the combined statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual combined financial statements.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

On March 13, 2015, the Group completed the sale of its SIG segment to Onex Corporation. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce indebtedness (refer to note 17 for additional information). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group's current estimate of the additional amount payable by Onex Corporation is approximately €150 million. The results of SIG have been classified as discontinued operations in the combined statements of comprehensive income for all years presented. The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the combined statement of financial position.

During the year ended December 31, 2015, the Group made a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. The adjustment decreased general and administration expenses and increased intangible assets by $18 million. The impact to profit (loss) for the year was an increase of $11 million in profit. The adjustment had no impact on Adjusted EBITDA or the combined statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual combined financial statements.

For the year ended December 31, 2014, certain amounts disclosed in note 7, Discontinued operations and assets and liabilities held for sale, were reported in error. The 2014 amount disclosed as net cash from operating activities was reported as $593 million and should have been reported as $498 million. As a result, the 2014 amount disclosed as net cash from discontinued operations was reported as $417 million and should have been reported as $322 million. The error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of comprehensive income, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the combined financial statements for the year ended December 31, 2014.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these combined financial statements by all Group entities.

3.1    Basis of combination

The combined financial statements represent the combination of the financial statements of the BP I Group and BP II, a sister company to BP I, as prescribed under the requirements of certain indentures governing the Group's indebtedness. Refer to note 17 for additional information on the Group's borrowings.

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

3.2    Basis of consolidation

(a)    Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control is achieved when the parent of the Group: has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns from the investee. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there have been changes to one or more of these three elements of control. The financial statements of the subsidiaries are included in the combined financial statements from the date control commences until the date that control ceases.

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
For the year ended December 31, 2015

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

3.3    Foreign currency

(a)    Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of BP I and BP II is the U.S. dollar.

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

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2015	2014	2013	2015	2014
1 €	1.11	1.33	1.33	1.09	1.22
10 MXN	0.63	0.75	0.78	0.58	0.68
1 CA$	0.78	0.91	0.97	0.72	0.86

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

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

Non-derivative financial instruments are recognized initially at fair value, plus any directly attributable transaction costs for instruments not at fair value through profit or loss. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

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

(b)    Loans and receivables

The Group's loans and receivables are comprised of trade and other receivables (including related party receivables) which are stated at their cost less provision for impairment.

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

All derivatives are recognized at fair value based on a valuation model which includes consideration of credit risk, where applicable, and discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date. Transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of profit or loss unless the derivative financial instrument qualifies for hedge accounting, and the Group elects to apply hedge accounting.

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
For the year ended December 31, 2015

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

(c)    Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of profit or loss as incurred.

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
For the year ended December 31, 2015

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

Upon initial recognition the finance leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included in borrowings as a finance lease obligation. Subsequent to initial recognition the liability is accounted for at amortized cost using the effective interest method and the asset is accounted for in accordance with the accounting policy applicable to that asset.

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

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and accumulated impairment losses. Trademarks acquired in a business combination are initially measured at fair value based on the discounted estimated royalty payments that have been avoided as a result of owning the trademark. Certain acquired trademarks are considered indefinite life intangible assets as they represent the value accumulated in the brand which is expected to continue indefinitely into the future and are recognized at cost less accumulated impairment losses.

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

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses. Other development expenditure that does not qualify for capitalization is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Other intangible assets that have indefinite useful lives are carried at cost less accumulated impairment losses.

(f)    Subsequent expenditures

Subsequent expenditure with respect to intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

(g)    Amortization

Amortization is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

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

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of profit or loss. Impairment losses recognized with respect to a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell for goodwill and certain trademarks, the forecasted future Adjusted EBITDA (as defined in note 5) to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple ("earnings multiple"). The fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value at the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

Indefinite life intangible assets other than goodwill and the Reynolds® and Hefty® trademarks discussed above consist primarily of the Graham Packaging trademark and permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the appropriate CGU level.

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

(b)    Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is revised as if the operation had been discontinued from the start of the earliest comparative period.

3.12    Employee benefits

(a)    Pension obligations

The Group operates various defined contribution and defined benefit plans.

(i)    Defined contribution plans
A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee's service in the current and prior years. The Group's contributions are recognized in the statement of comprehensive income as a component of profit or loss as incurred.

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
Remeasurements of the net defined benefit liability, which include actuarial gains and losses and the return on plan assets (excluding calculated interest) are recognized in the period of remeasurement in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the beginning net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other plan expenses are recognized in profit or loss.
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

(b)    Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

(c)    Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees and the current and expected future medical costs associated with such services, which are discounted to determine their present value. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Past service costs are recognized in the statement of comprehensive income as a component of profit or loss in the current year.

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

(b)    Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. No provision is made for future operating costs.

(c)    Asset retirement obligations

A provision for decommissioning costs is recognized when the Group has an obligation to fulfill certain requirements upon the disposal of particular assets.

3.14    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2015, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2015, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

3.15    Equity

(a)    Share capital

Ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

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

Financial expenses are comprised of interest expense, amortization of capitalized transaction costs, foreign currency losses, losses on early extinguishment of debt, borrowing costs not qualifying for capitalization and losses on derivative financial instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of profit or loss.

3.18    Income tax

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable (refundable) on the taxable income for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable (refundable) with respect to previous years.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

3.20    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2015

There have been no interpretations or amendments to existing standards effective in 2015 that have an impact on the Group's financial statements.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2015, and have not been applied in preparing these combined financial statements:

In January 2016, the IASB issued IFRS 16 “Leases.” IFRS 16 contains a revised lease recognition framework. The new standard will require (i) a financial liability to be recognized for the present value of the future lease payments and (ii) a non-current asset to be recognized representing the right to use the leased asset. The effective date of the new standard is January 1, 2019. The Group is currently evaluating the impact of this new standard.

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in International Accounting Standard ("IAS") 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of this new standard.

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. The effective date of the new standard is January 1, 2018. The Group is currently evaluating the impact of this new standard.

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

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell and value in use (as appropriate for the asset being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 14.

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

4.3    Realization of deferred tax assets

Deferred tax assets represent deductions available to reduce taxable income in future years. The Group evaluates the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The forecasts of future taxable income rely heavily on the use of estimates. The Group recognizes deferred tax assets when the Group considers it more likely than not that the deferred tax asset will be recoverable.

4.4    Measurement of obligations under defined benefit plans

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

Any change in these assumptions will impact the amounts reported in the statements of financial position, as well as net pension expense or income that may be recognized in future years.

4.5    Promotional and trade allowances

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

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

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

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products.

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

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its Evergreen and Closures businesses. The Group has concluded those reviews.

As discussed in note 2.6, SIG is presented as a discontinued operation. SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a global customer base with a significant presence in Europe.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

Business segment reporting

	For the year ended December 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,553	968	2,796	3,414	2,447	—	11,178
Total inter-segment revenue	100	14	173	544	—	(831)	—
Total segment revenue	1,653	982	2,969	3,958	2,447	(831)	11,178
Gross profit	310	164	743	620	364	(1)	2,200
Expenses and other income	(79)	(92)	(237)	(177)	(207)	(104)	(896)
Earnings before interest and tax (“EBIT”) from continuing operations	231	72	506	443	157	(105)	1,304
Financial income							7
Financial expenses							(1,551)
Profit (loss) from continuing operations before income tax							(240)
Income tax (expense) benefit							(58)
Profit (loss) from continuing operations							(298)

Earnings before interest and tax (“EBIT”) from continuing operations	231	72	506	443	157	(105)	1,304
Depreciation and amortization from continuing operations	57	68	96	211	282	—	714
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	288	140	602	654	439	(105)	2,018

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	288	140	602	654	439	(105)	2,018
Included in EBITDA:
Asset impairment charges, net of reversals	—	4	—	6	7	—	17
Non-cash pension expense	—	—	—	—	—	65	65
Operational process engineering-related consultancy costs	—	—	—	18	—	—	18
Restructuring costs, net of reversals	—	7	—	1	1	—	9
Unrealized (gain) loss on derivatives	(3)	(4)	(21)	(77)	(1)	—	(106)
Other	(3)	—	—	—	(1)	2	(2)
Adjusted EBITDA from continuing operations	282	147	581	602	445	(38)	2,019
Segment assets (excluding intercompany balances)	1,100	1,247	4,094	4,894	4,686	2,156	18,177
Included in segment assets are:
Additions to property, plant and equipment	53	37	29	75	133	—	327
Additions to intangible assets	1	1	2	6	3	1	14
Segment liabilities (excluding intercompany balances)	351	280	707	946	1,047	14,302	17,633

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,597	1,116	2,717	3,491	2,745	—	11,666
Total inter-segment revenue	115	12	161	543	—	(831)	—
Total segment revenue	1,712	1,128	2,878	4,034	2,745	(831)	11,666
Gross profit	290	191	655	570	306	4	2,016
Expenses and other income	(96)	(94)	(259)	(272)	(193)	(97)	(1,011)
Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(93)	1,005
Financial income							5
Financial expenses							(1,473)
Profit (loss) from continuing operations before income tax							(463)
Income tax (expense) benefit							76
Profit (loss) from continuing operations							(387)

Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(93)	1,005
Depreciation and amortization from continuing operations	57	74	98	245	324	—	798
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(93)	1,803

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(93)	1,803
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	3	9	—	11
Gain on sale of businesses and properties	—	(14)	—	(20)	—	—	(34)
Litigation settlement	—	—	—	—	(18)	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	13	—	—	1	—	—	14
Non-cash pension expense	—	—	—	—	—	31	31
Plant damages and associated insurance recoveries, net	—	—	—	(69)	—	—	(69)
Restructuring costs, net of reversals	3	7	3	11	19	2	45
Strategic review costs	—	—	—	—	—	18	18
Unrealized (gain) loss on derivatives	5	10	25	84	1	—	125
Other	(1)	4	3	—	(2)	5	9
Adjusted EBITDA from continuing operations	271	177	525	553	446	(37)	1,935
Segment assets (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,522	21,510
Included in segment assets are:
Additions to property, plant and equipment	57	60	43	158	147	156	621
Additions to intangible assets	1	1	2	8	2	5	19
Segment liabilities (excluding intercompany balances)(1)	404	309	760	1,265	989	19,122	22,849
(1) Corporate/Unallocated includes segment assets and liabilities (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,553	1,181	2,572	3,422	3,024	—	11,752
Total inter-segment revenue	113	10	136	588	—	(847)	—
Total segment revenue	1,666	1,191	2,708	4,010	3,024	(847)	11,752
Gross profit	213	190	689	652	339	(2)	2,081
Expenses and other income	(83)	(130)	(237)	(289)	(266)	(100)	(1,105)
Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(102)	976
Financial income							171
Financial expenses							(1,405)
Profit (loss) from continuing operations before income tax							(258)
Income tax (expense) benefit							1
Profit (loss) from continuing operations							(257)

Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(102)	976
Depreciation and amortization from continuing operations	57	77	96	246	375	2	853
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(100)	1,829

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(100)	1,829
Included in EBITDA:
Asset impairment charges, net of reversals	—	11	1	9	21	—	42
Business integration costs	—	—	—	—	36	—	36
Non-cash change in multi-employer pension plan withdrawal liability	61	—	—	5	—	—	66
Non-cash pension expense	—	—	—	—	—	57	57
Plant damages and associated insurance recoveries, net	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	—	17	1	10	13	—	41
Other	(1)	(3)	5	—	5	(2)	4
Adjusted EBITDA from continuing operations	247	162	555	626	523	(45)	2,068

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

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

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total external revenue
For the year ended December 31, 2015	9,376	686	480	423	196	17	11,178
For the year ended December 31, 2014	9,586	756	536	499	272	17	11,666
For the year ended December 31, 2013	9,463	800	547	622	305	15	11,752
Non-current assets
As of December 31, 2015	12,431	317	259	357	93	23	13,480
As of December 31, 2014	12,769	406	276	406	128	25	14,010

There was no revenue from external customers in Luxembourg, where BP I and BP II are domiciled, for any years presented. Total non-current assets in Luxembourg were $8 million as of December 31, 2015 (2014: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Foodservice packaging	3,958	4,034	4,010
Food and beverage plastic containers	1,704	1,875	2,048
Waste and storage products	1,205	1,208	1,056
Cooking products	1,060	956	913
Caps and closures	982	1,128	1,191
Carton packaging	835	848	842
Non-food plastic containers	743	870	976
Tableware	704	714	739
Liquid packaging board	443	470	444
Paper products	375	394	380
Inter-segment eliminations	(831)	(831)	(847)
Total revenue	11,178	11,666	11,752

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2015	2014	2013
Asset impairment charges, net of reversals	(17)	(8)	(42)
Business integration costs	—	—	(36)
Gain (loss) on sale of businesses and non-current assets	3	34	1
Insurance recoveries, net of costs incurred	—	77	24
Litigation settlement	—	18	3
Net foreign currency exchange gains (losses)	12	(2)	(2)
Non-cash change in provisions	—	9	3
Restructuring costs, net of reversals	—	—	(10)
Strategic review costs	(2)	(18)	—
Unrealized gain (loss) on derivatives (refer to note 21)	114	(131)	3
Other	1	6	(5)
Net other income (expenses)	111	(15)	(61)

Insurance recoveries, net of costs incurred are primarily related to plant damages at Pactiv Foodservice.

In July 2014, Graham Packaging recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million in cash and $9 million from the reversal of a provision.

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group has recorded an asset for the expected additional consideration based on the present value of the future consideration. The Group initially recorded an asset for the full amount of the expected additional consideration based upon the Group's expectations of the financial performance of SIG at that time, which was monitored throughout the year. Based upon the Group's current understanding of the financial performance of SIG for fiscal year 2015, and expectations for fiscal year 2016, the Group determined that the amount recorded was impaired by approximately $16 million at December 31, 2015. Therefore, as of December 31, 2015, a total of $169 million (€155 million) is recorded as a receivable, of which $161 million (€147 million) is included in other current assets and $8 million (€8 million) is included in other non-current assets in the statements of financial position. Further adverse changes in SIG's actual financial performance compared to the Group's current expectation will require an updated assessment of the expected receivable. This may result in additional impairment to the recognized asset.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

Based on the sale proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,903 million as detailed below:

(In $ million)	For the year ended December 31, 2015
Cash proceeds received	4,233
Disposal costs	(5)
Net proceeds received	4,228

Contingent consideration receivable	169

Indemnification reserve	(12)

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables, net	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign currency translation reserve	2,451
Reclassification of foreign currency translation reserve	452
Gain on remeasurement or disposal	2,903

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

The results of SIG have been presented as discontinued operations for all years presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Results of discontinued operations
Revenue	334	2,151	2,221
Expenses	(501)	(1,970)	(1,907)
Profit (loss) before income tax	(167)	181	314
Income tax expense	(6)	(68)	(100)
Profit (loss) from discontinued operations prior to gain on disposal	(173)	113	214
Gain on remeasurement or disposal	2,903	—	—
Tax expense on disposal	(52)	—	—
Gain on remeasurement or disposal, net of tax	2,851	—	—
Profit (loss) from discontinued operations	2,678	113	214

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	(10)	498	374
Net cash used in investing activities	(27)	(174)	(175)
Net cash used in financing activities	(6)	(2)	(3)
Net cash from (used in) discontinued operations	(43)	322	196

The following table represents the assets and liabilities held for sale related to SIG as of December 31, 2014. Assets held for sale as of December 31, 2015 and 2014 also include $1 million and $9 million, respectively, related to land and buildings in other segments.

As of December 31,
(In $ million)	2014
Assets
Cash and cash equivalents	97
Trade and other receivables, net	254
Inventories	181
Property, plant and equipment	844
Intangible assets	1,071
Investments in joint ventures	118
Deferred tax assets	25
Other assets	168
Total assets held for sale	2,758
Liabilities
Trade and other payables	366
Employee benefits	162
Current tax liabilities	54
Deferred tax liabilities	65
Provisions	37
Other liabilities	55
Liabilities directly associated with assets held for sale	739

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,061 million for the year ended December 31, 2015 (2014: $2,034 million; 2013: $2,157 million). Personnel expenses include salaries, wages, employee related taxes, short-

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

term employee benefits, pension benefits, post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 18.

Personnel expenses recognized in discontinued operations in the statements of comprehensive income were $68 million for the year ended December 31, 2015 (2014: $373 million; 2013: $382 million).

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2015	2014	2013
Interest income	3	3	4
Interest income on related party loans (refer to note 22)	4	2	—
Net gain in fair value of derivatives	—	—	61
Net foreign currency exchange gain	—	—	106
Financial income	7	5	171
Interest expense:
Securitization Facility	(8)	(9)	(10)
Credit Agreement	(110)	(106)	(125)
September 2012 Senior Secured Notes	(186)	(187)	(187)
February 2012 Senior Notes	(1)	(1)	(1)
August 2011 Notes	(210)	(339)	(339)
February 2011 Notes	(151)	(151)	(151)
October 2010 Notes	(130)	(242)	(242)
May 2010 Senior Notes	(63)	(85)	(85)
2013 Senior Notes	(36)	(37)	(5)
2013 Senior Subordinated Notes	(35)	(35)	(2)
2007 Notes	—	—	(103)
Pactiv 2017 Debentures	(24)	(24)	(24)
Pactiv 2018 Notes	(1)	(1)	(1)
Pactiv 2025 Debentures	(22)	(22)	(22)
Pactiv 2027 Debentures	(17)	(17)	(17)
Amortization of:
Transaction costs	(33)	(44)	(41)
Fair value adjustment of acquired notes	2	2	2
Embedded derivatives	9	11	10
Net loss in fair value of derivatives	(198)	(141)	—
Net foreign currency exchange loss	(21)	(34)	—
Loss on extinguishment of debt(a)	(305)	—	(52)
Other	(11)	(11)	(10)
Financial expenses	(1,551)	(1,473)	(1,405)
Net financial expenses	(1,544)	(1,468)	(1,234)

(a)
The 2015 loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the October 2010 Senior Secured Notes which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 17 for information on the Group's borrowings.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

10.    Income tax

	For the year ended December 31,
(In $ million)	2015	2014	2013
Current tax (expense) benefit
Current year	(87)	(55)	(58)
Adjustments for prior years	—	(3)	4
	(87)	(58)	(54)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	23	131	58
Recognition of previously unrecognized tax losses and temporary differences	10	7	3
Adjustments for prior years	(4)	(4)	(6)
	29	134	55
Income tax (expense) benefit	(58)	76	1

In addition to the above amounts, the Group has recognized tax expense of $99 million directly in other comprehensive income for the year ended December 31, 2015 (2014: $274 million tax benefit; 2013: $362 million tax expense).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2015	2014	2013
Profit (loss) from continuing operations before income tax	(240)	(463)	(258)
Income tax using the New Zealand tax rate of 28%	68	130	71
Effect of tax rates in foreign jurisdictions	(3)	36	2
Non-deductible expenses and permanent differences	(24)	(22)	(35)
Tax exempt income and income at a reduced tax rate	3	9	17
Withholding tax	(4)	(7)	(6)
Capital loss	8	31	—
Write-off of deferred tax asset for losses previously recognized	(31)	—	—
Recognition of previously unrecognized tax losses and temporary differences	10	7	3
Unrecognized tax losses and temporary differences	(76)	(109)	(49)
Tax uncertainties	1	(2)	7
Credits	2	3	3
Tax on unremitted earnings	(7)	8	(4)
Over (under) provided in prior periods	(4)	(7)	(2)
Other	(1)	(1)	(6)
Total income tax (expense) benefit	(58)	76	1

10.2    Current tax assets and liabilities

Current tax assets of $19 million as of December 31, 2015 (2014: $2 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $83 million as of December 31, 2015 (2014: $46 million) represent the amount of income taxes payable with respect to current and prior years.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

10.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2014	(113)	(607)	(1,898)	281	419	322	171	(1,425)
Recognized in profit or loss	65	(27)	59	(4)	(111)	82	70	134
Recognized in equity	—	—	—	274	—	—	—	274
Transfers to held for sale	—	47	24	(1)	(3)	—	(28)	39
Other	2	9	14	(1)	(8)	—	18	34
Balance as of December 31, 2014	(46)	(578)	(1,801)	549	297	404	231	(944)
Recognized in profit or loss	10	(7)	27	37	(182)	95	(9)	(29)
Recognized in equity	—	—	—	(99)	—	—	—	(99)
Other	3	2	11	3	(5)	2	8	24
Balance as of December 31, 2015	(33)	(583)	(1,763)	490	110	501	230	(1,048)

	As of December 31,
(In $ million)	2015	2014
Included in the statement of financial position as:
Deferred tax assets - non-current	11	10
Deferred tax liabilities - non-current	(1,059)	(954)
Total recognized net deferred tax liabilities	(1,048)	(944)

10.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2015, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $32 million.

10.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2013	479	(37)	36	478
Additions and reversals	107	(7)	9	109
Recognition	(7)	(4)	4	(7)
Transfers to held for sale	(32)	5	(14)	(41)
Other	(97)	5	(2)	(94)
Balance as of December 31, 2014	450	(38)	33	445
Additions and reversals	138	—	16	154
Recognition	(7)	(1)	(2)	(10)
Other	45	8	(9)	44
Balance as of December 31, 2015	626	(31)	38	633

	As of December 31,
(In $ million)	2015	2014
Deductible (taxable) temporary differences	7	(5)
Tax losses	626	450
Total unrecognized deferred tax assets	633	445

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

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

11.    Trade and other receivables, net

	As of December 31,
(In $ million)	2015	2014
Trade receivables	1,037	1,077
Provision for impairment	(10)	(11)
Total trade receivables, net of provision for impairment	1,027	1,066
Related party receivables (refer to note 22)	7	7
Other receivables	55	103
Total current trade and other receivables, net	1,089	1,176
Related party receivables (refer to note 22)	—	90
Other receivables	29	24
Total non-current receivables	29	114

11.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2015	2014
Current	936	981
Past due 1 to 30 days	56	57
Past due 31 to 60 days	10	10
Past due 61 to 90 days	3	3
Past due more than 90 days	22	15
Balance at the end of the year	1,027	1,066

12.    Inventories

	As of December 31,
(In $ million)	2015	2014
Raw materials and consumables	326	364
Work in progress	149	177
Finished goods	657	780
Engineering and maintenance materials	149	154
Provision against inventories	(19)	(22)
Total inventories	1,262	1,453

During the year ended December 31, 2015, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $5.3 billion (2014: $5.5 billion; 2013: $5.4 billion).

During the year ended December 31, 2015, write-downs of inventories to net realizable value were $12 million (2014: $11 million; 2013: $12 million). Reversals of write-downs during 2015 were $2 million (2014: $2 million; 2013: $1 million). The inventory write-downs and reversals are included in cost of sales.

During the year ended December 31, 2015, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled approximately $0.2 billion (2014: $1.1 billion; 2013: $1.1 billion).

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2015
Cost	171	894	4,732	186	—	28	6,011
Accumulated depreciation	—	(355)	(2,430)	—	—	(8)	(2,793)
Accumulated impairment losses	—	(1)	(33)	—	—	—	(34)
Carrying amount as of December 31, 2015	171	538	2,269	186	—	20	3,184
As of December 31, 2014
Cost	179	871	4,510	296	—	29	5,885
Accumulated depreciation	—	(313)	(2,124)	—	—	(7)	(2,444)
Accumulated impairment losses	—	—	(29)	—	—	—	(29)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412
Carrying amount as of January 1, 2015	179	558	2,357	296	—	22	3,412
Additions	—	—	—	327	—	—	327
Capitalization of borrowing costs	—	—	—	5	—	—	5
Disposals	—	—	(8)	—	—	—	(8)
Depreciation for the year	—	(52)	(409)	—	—	(2)	(463)
Impairment losses, net of reversals	—	(1)	(13)	(3)	—	—	(17)
Other transfers	(3)	43	388	(431)	—	—	(3)
Effect of movements in exchange rates	(5)	(10)	(46)	(8)	—	—	(69)
Carrying amount as of December 31, 2015	171	538	2,269	186	—	20	3,184
Carrying amount as of January 1, 2014	226	749	2,693	475	186	24	4,353
Acquisitions through business combinations (refer to note 24)	—	—	5	6	—	—	11
Additions	—	—	3	612	5	1	621
Capitalization of borrowing costs	—	—	3	3	—	—	6
Disposals	—	(1)	(5)	—	—	—	(6)
Depreciation for the year	—	(69)	(521)	—	(29)	(2)	(621)
Impairment losses, net of reversals	—	(1)	(5)	(1)	—	—	(7)
Transfers to assets held for sale	(41)	(168)	(293)	(110)	(252)	—	(864)
Other transfers	—	70	536	(679)	99	—	26
Effect of movements in exchange rates	(6)	(22)	(59)	(10)	(9)	(1)	(107)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Cost of sales	452	504	556
Selling, marketing and distribution expenses	—	1	1
General and administration expenses	11	14	15
Discontinued operations	—	102	133
Total depreciation expense	463	621	705

During the year ended December 31, 2015, the Group incurred $17 million of impairment losses, net of reversals (2014: $7 million; 2013: $50 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 17 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2015
Cost	5,447	1,764	3,380	877	104	11,572
Accumulated amortization	—	(75)	(868)	(414)	(21)	(1,378)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192
As of December 31, 2014
Cost	5,471	1,763	3,440	868	106	11,648
Accumulated amortization	—	(62)	(729)	(334)	(22)	(1,147)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499
Carrying amount as of January 1, 2015	5,471	1,701	2,711	534	82	10,499
Additions	—	—	—	11	3	14
Amortization for the year	—	(12)	(154)	(81)	(4)	(251)
Effect of movements in exchange rates	(24)	—	(45)	(1)	—	(70)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192
Carrying amount as of January 1, 2014	6,376	2,029	2,932	604	114	12,055
Acquisitions through business combinations (refer to note 24)	7	—	7	—	—	14
Additions	—	—	—	17	2	19
Disposals	(4)	—	(6)	—	—	(10)
Amortization for the year	—	(13)	(180)	(84)	(12)	(289)
Transfers to assets held for sale	(808)	(290)	—	(2)	(21)	(1,121)
Other	(12)	—	—	—	—	(12)
Effect of movements in exchange rates	(88)	(25)	(42)	(1)	(1)	(157)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Cost of sales	42	42	43
General and administration expenses	209	237	238
Discontinued operations	—	10	34
Total amortization expense	251	289	315

During the year ended December 31, 2015, the Group recognized an $18 million benefit from a cumulative adjustment to correct for amortization expense related to customer relationships that was recorded in error since January 2012 at Pactiv Foodservice.

Refer to note 17 for details of security granted over the Group's intangible assets.

14.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually (as of December 31) as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

	As of December 31,
	2015			2014
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Evergreen	67	34	—	67	34	—
Closures	363	—	—	378	—	—
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,693	526	63	1,695	526	62
Graham Packaging	1,411	250	—	1,418	250	—
Total	5,447	1,660	63	5,471	1,660	62

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2016 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2016 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2016 Adjusted EBITDA is subject to final review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2015 ranged between 7.5x and 10x. Costs to sell were estimated to be 1%-1.5% of the fair value of each segment depending on the magnitude of the fair value.

In connection with the goodwill impairment test, the Group determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. This percentage is lower than 2014 due to a decline in forecasted results and a lower estimated earnings multiple, which were updated as part of the year end analysis.  A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment.

The estimated fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 8.2% was based on market factors and costs to sell were estimated to be 1.5% of the fair value of each asset.

As of December 31, 2015, there was no impairment of goodwill or indefinite life identifiable intangible assets (2014: none; 2013: none). It is reasonably possible that within the next 12 months, the Group could recognize goodwill impairment charges if there are declines in profitability due to changes in sales volume, pricing, cost or the business environment. These changes could cause the Group to record impairment charges in future periods, which could be material.

15.    Investments in associates and joint ventures

A summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method) is detailed below:

(In $ million)	2015	2014	2013
Current assets	33	30
Non-current assets	20	22
Total assets	53	52
Current liabilities	19	17
Non-current liabilities	7	8
Total liabilities	26	25

Revenue	53	50	40
Expenses	(49)	(47)	(39)
Profit (loss) from continuing operations	4	3	1
Profit (loss) from discontinued operations, net of income tax	14	51	49

The operating entities include Ducart Evergreen Packaging Ltd ("Ducart") and Banawi Evergreen Packaging Company Limited ("Banawi") whose reporting dates are November 30, Graham Blow Pack Private Limited whose reporting date is September 30 and Eclipse Closures, LLC whose reporting date was December 31. The Eclipse Closures, LLC joint venture was dissolved as of August 2014. No adjustments were made to

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

the financial statements for the purpose of applying the equity method of accounting as there were no significant events or transactions that occurred between the reporting date of each respective operating entity and December 31, 2015.

Discontinued operations include SIG Combibloc Obeikan Company Limited and SIG Combibloc Obeikan FZCO whose reporting dates are December 31.

With respect to the Ducart and Banawi joint ventures, dividends are limited to the joint venture's accumulated profits after certain local reserve levels have been attained.

15.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2015	2014
Balance as of the beginning of the year	18	149
Share of profit, net of income tax	2	22
Transfers to assets held for sale	—	(121)
Dividends received	—	(25)
Effect of movement in exchange rates	—	(7)
Balance as of the end of the year	20	18
Amount of goodwill in carrying value of associates and joint ventures (equity method)	—	—

16.    Trade and other payables

	As of December 31,
(In $ million)	2015	2014
Trade payables	623	720
Accrued interest	198	295
Related party payables (refer to note 22)	—	1
Other payables and accrued expenses	331	365
Total current trade and other payables	1,152	1,381
Non-current payables	44	40

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

17.    Borrowings

As of December 31, 2015, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2015	2014
Securitization Facility(a)	316	405
Credit Agreement(b)	2,448	2,548
September 2012 Senior Secured Notes(c)	3,237	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	626	1,500
August 2011 Senior Notes(c)	1,272	2,241
February 2011 Senior Secured Notes(c)	995	1,000
February 2011 Senior Notes(c)	995	1,000
October 2010 Senior Secured Notes(c)	592	1,500
October 2010 Senior Notes(c)	613	1,500
May 2010 Senior Notes(c)	670	1,000
2013 Senior Notes(d)	642	650
2013 Senior Subordinated Notes(d)	590	590
Pactiv 2017 Debentures(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Debentures(e)	276	276
Pactiv 2027 Debentures(e)	200	200
Other borrowings(f)	46	39
Total principal amount of borrowings	13,843	18,024
Transaction costs	(122)	(234)
Embedded derivatives	43	68
Fair value adjustment at acquisition	(3)	(1)
Carrying value	13,761	17,857

Current borrowings	976	477
Non-current borrowings	12,785	17,380
Total borrowings	13,761	17,857

(a)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in U.S. dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the administrative agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. During the year ended December 31, 2015, interest was charged at 2.10% to 2.34%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

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

(b)        Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013 and February 25, 2015 (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of December 31, 2015 (in million)	Applicable interest rate as of December 31, 2015
Term Tranches
U.S. Term Loans	$	December 1, 2018	2,135	2,135	LIBOR floor of 1.000% + 3.500%
European Term Loans	€	December 1, 2018	287	287	EURIBOR floor of 1.000% + 3.500%
Revolving Tranches(1)
U.S. Revolving Loans	$	December 27, 2018	120	62	—
European Revolving Loans	€	December 27, 2018	54	—	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On February 25, 2015, RGHL and the Group amended the Credit Agreement to, among other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales and (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together, the “Reynolds Senior Secured Notes”).

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ended March 31, 2014. Beginning with the fiscal year ended December 31, 2014, the borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the Credit Agreement. During the year ended December 31, 2015, the borrowers made a prepayment of $64 million related to the prior year. There is no excess cash flow that would require a prepayment to be made in 2016. Future quarterly amortization payments are reduced by any excess cash flow amounts. As a result, the next scheduled quarterly amortization payment is due September 30, 2017.

The Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of RGHL and the Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of RGHL and the Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 5. If RGHL and the Group are unable to meet the Guarantor Coverage Test, RGHL and the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The Credit Agreement provides RGHL and the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that RGHL and the Group meet the Guarantor Coverage Test, RGHL and the Group have the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

(c)        Reynolds Notes

The Group's borrowings as of December 31, 2015 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	September 28, 2012	3,237	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	August 9, 2011	626	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	August 9, 2011 and August 10, 2012	1,272	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	February 1, 2011	995	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	February 1, 2011	995	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	October 15, 2010	592	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	October 15, 2010	613	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	May 4, 2010	670	8.500%	May 15, 2018	May 15 and November 15

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

On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 2013 Senior Notes (as defined below).

On April 16, 2015, the Group redeemed $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date.

Refer to note 9 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for borrowings

The shares in BP I and BP II have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, BP I, certain subsidiaries of BP I and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Certain guarantee and security arrangements

All of the guarantors of the Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the Credit Agreement.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

(d)         2013 Notes

As of December 31, 2015, the Group had outstanding the following notes (defined below, and together, the “2013 Notes”) issued by BP II and Beverage Packaging Holdings II Issuer Inc. (a wholly-owned subsidiary of BP I) (together, the "2013 Notes Issuers"):

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
2013 Senior Notes	November 15, 2013	642	5.625%	December 15, 2016	June 15 and December 15
2013 Senior Subordinated Notes	December 10, 2013	590	6.000%	June 15, 2017	June 15 and December 15

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

The 2013 Notes are unsecured. All of the guarantors of the Credit Agreement have guaranteed the obligations under the 2013 Notes to the extent permitted by law.

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

The 2007 Senior Notes were secured on a second-priority basis and the 2007 Senior Subordinated Notes were secured on a third-priority basis, by all of the equity interests of BP I held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to BP I. All of the guarantors of the Credit Agreement guaranteed the obligations under the 2007 Notes to the extent permitted by law.

During the year ended December 31, 2013, the Group satisfied and discharged the 2007 Notes, as discussed above.

(e)    Pactiv Notes

As of December 31, 2015, the Group had outstanding the following notes and debentures (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Date acquired by the Group	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Debentures	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Debentures	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Debentures	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

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

The Pactiv 2017 Debentures, the Pactiv 2018 Notes and the Pactiv 2027 Debentures may be redeemed at any time at the Group's option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

(f)     Other borrowings

As of December 31, 2015, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2015, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2015 also included finance lease obligations of $25 million (2014: $28 million).

18.    Employee benefits

18.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2015	2014
Salaries and wages accrued	155	138
Provision for annual leave	41	45
Provision for other employee benefits	28	33
Provision for exit from multi-employer pension plans	86	92
Defined benefit obligations:
Pension benefits	967	1,145
Post-employment medical benefits	111	122
Total employee benefits liabilities	1,388	1,575
Current	212	201
Non-current	1,176	1,374
Total employee benefits liabilities	1,388	1,575

Included in liabilities directly associated with assets held for sale at December 31, 2014 is $162 million of employee benefits liabilities.

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
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 95% (2014: 86%, including SIG pension plan obligations) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2015, the Pactiv Retirement Plan was underfunded by $865 million. The Pactiv Retirement Plan adopted new mortality tables published by the U.S. Society of Actuaries in the fourth quarter of 2014. Implementation of the new tables increased the Pactiv Retirement Plan liability by $343 million in 2014.

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. Regulations for funding of U.S. pensions plans are not expected to adopt the new mortality tables until 2017. The Group does not expect to make contributions to the Pactiv Retirement Plan in 2016. Expected contributions during the year ending December 31, 2016 for all other defined benefit plans are estimated to be up to $7 million.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.
In connection with the sale of SIG, the Group retained the assets and liabilities associated with the SIG U.S. pension plan with a net liability of approximately $3 million; however, all other SIG-related defined benefit plan assets and liabilities have transferred to the purchaser. Accordingly, as of December 31, 2014, a net pension obligation of $8 million was classified as held for sale, comprised of a $118 million benefit plan asset position included in assets held for sale and a $126 million pension obligation included in liabilities directly associated with assets held for sale.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2015	2014	2015	2014	2015	2014
Balance as of January 1	5,926	5,316	(4,773)	(4,837)	1,153	479
Included in profit or loss:
Current service cost	14	20	—	—	14	20
Interest cost (income)	206	221	(161)	(201)	45	20
Administrative expenses	—	—	27	18	27	18
Total expense (income) recognized in profit or loss	220	241	(134)	(183)	86	58
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(95)	421	—	—	(95)	421
Financial assumptions	(190)	412	—	—	(190)	412
Return on plan assets, excluding interest income	—	—	32	(129)	32	(129)
Total remeasurement (gains) losses	(285)	833	32	(129)	(253)	704
Other movements:
Contributions by the Group	—	—	(14)	(51)	(14)	(51)
Benefits paid by the plans	(300)	(352)	300	352	—	—
Business disposals	(657)	(28)	648	—	(9)	(28)
Effect of movements in exchange rates	(5)	(84)	9	75	4	(9)
Total other movements	(962)	(464)	943	376	(19)	(88)
Balance as of December 31	4,899	5,926	(3,932)	(4,773)	967	1,153

Comprised of:
Pactiv Retirement Plan	4,635	4,809	(3,770)	(3,830)	865	979
Other plans	264	482	(162)	(316)	102	166
	4,899	5,291	(3,932)	(4,146)	967	1,145
Plans associated with assets held for sale	—	635	—	(627)	—	8
Balance as of December 31	4,899	5,926	(3,932)	(4,773)	967	1,153

Comprised of:
Funded plans					904	1,080
Plans associated with assets held for sale					—	8
Unfunded plans					63	65
Total net pension benefits liability					967	1,153

Included in the statements of financial position as:
Employee benefits liabilities					967	1,145
Liabilities directly associated with assets held for sale					—	126
Assets held for sale					—	(118)
Total net pension benefits liability					967	1,153

The Group's pension plans had a weighted average duration of 10 years (2014: 11 years).

For the year ended December 31, 2013, the Group recognized remeasurement gains of $950 million directly in other comprehensive income. The gains were comprised of $33 million of gains from changes in demographic assumptions, $376 million of gains from changes in financial assumptions and $541 million from gains on plan assets, excluding interest.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Cost of sales	15	14	20
General and administration expenses	69	33	58
Total plan net expense from continuing operations	84	47	78
Discontinued operations	2	11	11
Total plan net expense	86	58	89

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2013 was comprised of current service cost of $21 million, administrative expense of $16 million and interest expense of $205 million, partially offset by interest income of $152 million and a gain on curtailment of $1 million.

During the year ended December 31, 2015, the plan net expense of the Pactiv Retirement Plan was $65 million (2014: $31 million; 2013: $57 million).

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2015	2014
Equity instruments	2,511	3,219
Debt instruments	622	889
Property	312	424
Other	487	241
Total plan assets	3,932	4,773

Approximately 96% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) approximately $2,400 million of exposure to equity markets, which includes exposure to approximately $1,700 million of U.S. equities held through a combination of listed equities and equity index derivatives, and exposure to approximately $545 million of non-U.S. equities held through unlisted index funds; (ii) approximately $600 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $302 million of exposure to property held through unlisted commingled funds.

Included in the value of the Pactiv Retirement Plan equity instruments is approximately $1,500 million of cash and short-term investments, including short-term government bonds, reflecting the amounts set aside for the notional value of the equity instruments underlying the derivatives.

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

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2015 and 2014, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2015	2014	2013
Discount rates at December 31	0.8% - 7.3%	0.7% - 7.0%	1.0% - 8.0%
Future salary increases	0.0% - 7.0%	0.0% - 7.0%	0.0% - 5.0%
Future pension increases	0.0% - 4.0%	0.0% - 4.0%	0.0% - 3.8%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2015 and 2014 was 4.4% and 4.0%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2015 for 2015 and projection scale MP-2014 for 2014.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	(8)	7
Effect on the defined benefit obligation	(246)	271

The mortality tables used for the mortality assumption included projections of improved life expectancy. These tables are only changed infrequently; however, when they change they can have a significant impact on the plan liability. Estimates of the impact of mortality table changes are complex and difficult to measure. The Group does not expect changes to the mortality tables similar to those adopted in 2014 to occur in the next several years.

18.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% for the years ended December 31, 2015, 2014 and 2013.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2015 for 2015 and projection scale MP-2014 for 2014.

The Group expects to contribute $5 million to the post-employment medical benefit plans during the annual period ending December 31, 2016.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2015	2014
Liability for post-employment medical obligations as of the beginning of the year	122	114
Included in profit or loss:
Current service cost	2	2
Interest cost	5	5
Past service cost	—	(2)
Total expense recognized in profit or loss	7	5
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(11)	3
Actuarial (gains) losses from changes in financial assumptions	(2)	7
Total remeasurement (gains) losses	(13)	10
Other movements:
Contributions by plan participants	—	1
Benefits paid by the plans	(5)	(8)
Total other movements	(5)	(7)
Liability for post-employment medical obligations as of the end of the year	111	122

For the year ended December 31, 2013, the Group recognized benefit plan expense of $7 million related to post-employment medical obligations. The benefit plan expense was comprised of $2 million of current service cost and $5 million of interest cost.

For the year ended December 31, 2013, the Group recognized remeasurement gains of $20 million directly in other comprehensive income. The gains were comprised of $10 million of gains each from changes in financial assumptions and from changes in demographic assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	3	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	(11)	13

18.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2015, the Group recorded expense of $62 million (2014: $55 million; 2013: $63 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

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
The most significant of the multi-employer pension plans in which the Group participated was the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participated. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements the Group is required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which the Group currently estimates to be approximately $5 million per year for 20 years. As a result, the Group has a liability of $78 million as of December 31, 2015 ($82 million as of December 31, 2014) for the present value of such future payments. However, the amount may change depending on negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 24, 2016, the Group has not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has recorded in prior years a withdrawal liability of $9 million for payments to be made over 20 years for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of about $6 million annually over the next 20 years.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

19.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2014	38	19	38	30	125
Provisions made	—	12	22	18	52
Provisions used	(1)	(20)	(17)	(6)	(44)
Provisions reversed	—	(3)	(1)	(4)	(8)
Other transfers	2	1	1	—	4
Effect of movements in exchange rates	—	(2)	—	(1)	(3)
Balance as of December 31, 2015	39	7	43	37	126
Current	2	6	26	21	55
Non-current	37	1	17	16	71
Total provisions as of December 31, 2015	39	7	43	37	126
Current	2	17	25	10	54
Non-current	36	2	13	20	71
Total provisions as of December 31, 2014	38	19	38	30	125

Other provisions

Other provisions as of December 31, 2015 included a $12 million indemnification reserve, $8 million of environmental remediation programs (2014: $7 million) and $6 million of onerous leases (2014: $10 million).

20.    Equity

20.1    Share capital

The reported share capital balance as of December 31, 2015 is that of BP I and BP II.

Further information regarding the issued capital of each of the entities is detailed below:

Beverage Packaging Holdings (Luxembourg) I S.A.

	For the year ended December 31,
Number of shares	2015	2014	2013
Balance at the beginning of the year	425,550	10,170	13,063,527
Repurchase of shares	(42,555)	—	—
Capital restructure	—	—	(13,053,357)
Conversion of shares	—	415,380	—
Balance at the end of the year	382,995	425,550	10,170

On November 16, 2015, BP I repurchased and canceled 42,555 class J shares for consideration of $123 million from RGHL, its sole shareholder.

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
For the year ended December 31, 2015

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

Beverage Packaging Holdings (Luxembourg) II S.A.

	For the year ended December 31,
Number of shares	2015	2014	2013
Balance at the beginning of the year	45,840	1,000	1,000
Conversion of shares	—	40,840	—
Issue of shares	—	4,000	—
Balance at the end of the year	45,840	45,840	1,000

For the period from January 1, 2013 to February 19, 2014, BP II had 1,000 common shares on issue. Each share had a par value of €31 per share, and was fully paid.

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

20.2    Dividends

There were no dividends declared or paid by BP I or BP II during any years presented.

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

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures including, for example, to dispose of assets or operating segments of the business, alter its short to medium term plans with respect to capital projects and working capital levels, or re-balance the level of equity and external debt in place.

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
For the year ended December 31, 2015

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

(a)	Foreign currency exchange rate risk

As a result of the Group's international operations, foreign currency exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the profit or loss component of the Group's statement of comprehensive income.

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. On a limited basis, the Group uses derivatives to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. The Group generally does not hedge its exposure to translation gains or losses in respect of its non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, the Group may enter into derivatives to hedge foreign currency exchange risk arising from specific transactions.

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2015:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	3,632,933,567		$118.55 - 122.81	Jan 2016 - Nov 2016
Currency futures	Sell	South Korean won	1,482,479,555		$1,202.77 - 1,207.88	Jan 2016 - Dec 2016
Currency forwards	Sell	CA$	104,186,138		$1.2032 - 1.3882	Jan 2016 - Dec 2016
Currency forwards	Buy	EUR	234,701		$0.9183	Jan 2016

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2015, the Group recognized an unrealized gain of $2 million (2014: unrealized gain of $3 million; 2013: none) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2015, the Group recognized a realized gain of $14 million (2014: realized gain of $1 million; 2013: none) as a component of net other income (expenses) in the statements of comprehensive income.
A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2015, would have resulted in a $1 million reduction (increase) in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

The Group is exposed to foreign currency exchange risk on certain intercompany borrowings between certain of its entities with different functional currencies.
The Group is also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €175 million related to the sale of SIG.

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

The following table sets out the Group's interest rate risk repricing profile:

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Fixed rate instruments
Borrowings	(11,078)	(664)	(1,582)	(6,353)	(2,479)
Total fixed rate instruments	(11,078)	(664)	(1,582)	(6,353)	(2,479)
Floating rate instruments
Cash and cash equivalents	1,976	1,976	—	—	—
Borrowings	(2,765)	(2,765)	—	—	—
Total floating rate instruments	(789)	(789)	—	—	—
Total	(11,867)	(1,453)	(1,582)	(6,353)	(2,479)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Fixed rate instruments
Related party receivables	90	90	—	—	—
Borrowings	(15,068)	(10)	(1,545)	(7,771)	(5,742)
Total fixed rate instruments	(14,978)	80	(1,545)	(7,771)	(5,742)
Floating rate instruments
Cash and cash equivalents	1,588	1,588	—	—	—
Bank overdrafts	(1)	(1)	—	—	—
Borrowings	(2,956)	(2,956)	—	—	—
Total floating rate instruments	(1,369)	(1,369)	—	—	—
Total	(16,347)	(1,289)	(1,545)	(7,771)	(5,742)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

The underlying three-month LIBOR and Euro Interbank Offered Rate ("EURIBOR") as of December 31, 2015 were 0.61% and (0.13)%, respectively. A change in interest rates would impact future interest payments and receipts on the Group's floating rate liabilities and assets. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one-year timeframe. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2015, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would result in a $13 million increase in interest expense on the U.S. Term Loan and no impact on interest expense on the European Term Loan under the Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European Term Loans due to the LIBOR and EURIBOR floors under the Credit Agreement.

The interest rate on the Securitization Facility as of December 31, 2015 was 2.34%. Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2015, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $3 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

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
For the year ended December 31, 2015

The Group's exposure to commodity and other price risk arises principally from the purchase of resin, natural gas and aluminum. The Group generally purchases commodities at spot market prices and does not use commodity financial instruments or derivatives to hedge commodity prices, except for the items in the table below.

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to reduce the Group's exposure in relation to the cost of resin (and its components), natural gas, diesel, electricity and aluminum. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when the Group can pass on these raw material costs changes to its customers or (b) fix the Group's input costs for a period of time.

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2015:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	37,257	$1,449 - $2,356	Jan 2016 - Sep 2017*
Aluminum Midwest Premium swaps	pound	76,579,896	$0.06 - $0.22	Jan 2016 - Jan 2017
Natural gas swaps	million BTU	4,878,257	$2.23 - $3.30	Jan 2016 - Dec 2016
Paraxylene swaps	pound	2,732,629	$0.44 - $0.52	Jan 2016 - Jun 2016
Polymer-grade propylene swaps	pound	52,736,392	$0.33 - $0.49	Jan 2016 - Dec 2016
Benzene swaps	U.S. liquid gallon	14,842,550	$2.25 - $2.89	Jan 2016 - Sep 2016
Diesel swaps	U.S. liquid gallon	12,615,528	$2.38 - $3.19	Jan 2016 - Dec 2016
Low-density polyethylene swaps	pound	15,000,000	$0.80 - $1.01	Jan 2016 - Jun 2016
High-density polyethylene film swaps	metric tonne	4,883	$1,305 - $1,360	Jan 2016 - Dec 2016

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2015, the Group recognized an unrealized gain of $112 million (2014: unrealized loss of $134 million; 2013: unrealized gain of $3 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2015, the Group recognized a realized loss of $182 million (2014: realized loss of $2 million; 2013: realized loss of $8 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2015, would have resulted in a $2 million increase (reduction) in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

21.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse global operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group, subject to certain Group-determined limits. Each operating business is responsible for managing its own credit control procedures. These include, but are not limited to, reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally, the Group does not require collateral with respect to trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount represents the maximum credit exposure. Refer to note 11 for additional information.

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

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2015, the Group had $1,976 million of cash and cash equivalents on hand.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2015, the Group had undrawn lines of credit under the revolving facilities of the Credit Agreement totaling $58 million and €54 million ($59 million) (2014: $57 million and €39 million ($48 million)). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Non-derivative financial liabilities
Trade and other payables	(1,152)	(954)	(954)	—	—	—
Borrowings, including interest	(13,761)	(17,685)	(1,909)	(5,667)	(7,331)	(2,778)
	(14,913)	(18,639)	(2,863)	(5,667)	(7,331)	(2,778)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	7	7	—	—	—
Outflows	(13)	(20)	(20)	—	—	—
	(13)	(13)	(13)	—	—	—
Total	(14,926)	(18,652)	(2,876)	(5,667)	(7,331)	(2,778)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Non-derivative financial liabilities
Bank overdrafts	(1)	(1)	(1)	—	—	—
Trade and other payables	(1,381)	(1,086)	(1,086)	—	—	—
Borrowings, including interest	(17,857)	(24,310)	(1,726)	(3,980)	(12,184)	(6,420)
	(19,239)	(25,397)	(2,813)	(3,980)	(12,184)	(6,420)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	30	30	—	—	—
Outflows	(105)	(135)	(135)	—	—	—
	(105)	(105)	(105)	—	—	—
Total	(19,344)	(25,502)	(2,918)	(3,980)	(12,184)	(6,420)

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

21.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2015
Assets
Cash and cash equivalents	—	1,976	—	1,976	1,976
Current and non-current receivables	—	1,118	—	1,118	1,118
Derivative financial assets:
Commodity and foreign currency derivatives	7	—	—	7	7
Embedded derivatives	99	—	—	99	99
Total assets	106	3,094	—	3,200	3,200
Liabilities
Trade and other payables	—	—	(1,152)	(1,152)	(1,152)
Non-current payables	—	—	(44)	(44)	(44)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(20)	—	—	(20)	(20)
Borrowings	—	—	(13,761)	(13,761)	(13,889)
Total liabilities	(20)	—	(14,957)	(14,977)	(15,105)

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2014
Assets
Cash and cash equivalents	—	1,588	—	1,588	1,588
Current and non-current receivables	—	1,290	—	1,290	1,290
Derivative financial assets:
Commodity and foreign currency derivatives	26	—	—	26	26
Embedded derivatives	296	—	—	296	296
Total assets	322	2,878	—	3,200	3,200
Liabilities
Bank overdrafts	—	—	(1)	(1)	(1)
Trade and other payables	—	—	(1,381)	(1,381)	(1,381)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(131)	—	—	(131)	(131)
Borrowings	—	—	(17,857)	(17,857)	(18,541)
Total liabilities	(131)	—	(19,279)	(19,410)	(20,094)

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
For the year ended December 31, 2015

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(13)	—	(13)
Embedded derivatives	—	99	—	99
Total	—	86	—	86

As of December 31, 2014
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(105)	—	(105)
Embedded derivatives	—	296	—	296
Total	—	191	—	191

There were no transfers between any levels during the years ended December 31, 2015 and 2014. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

22.    Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Employee benefits	11	12	12
Total compensation expense to key management personnel	11	12	12

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2015, 2014 and 2013.

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2015	2014	2013	2015	2014
Balances and transactions with immediate and ultimate parent entities
Included in related party and other non-current receivables				—	90
Loans advanced(a)(b)	—	70	21
Interest income	4	—	—

Balances and transactions with joint ventures
Included in trade and other receivables, net				6	37
Sale of goods and services(c)(d)	52	196	221

Balances and transactions with Rank Group Limited
Included in trade and other payables				—	(1)
Recharges(e)	(12)	(5)	(6)

Balances and transactions with Rank Group North America Inc.
Included in trade and other receivables, net				1	1
Recharges	5	6	3
Included in trade and other payables				—	—
Recharges	(15)	(17)	(18)

Balances and transactions with other related parties
Included in trade and other receivables, net				—	1
Sale of goods	1	4	4
Recharges	1	2	3
Included in trade and other payables				(1)	—
Purchase of goods(f)	—	(39)	(46)
Included in borrowings				—	—
Loan advanced	—	—	(2)

(a)	In November 2013, the Group lent the euro equivalent of $21 million to its immediate parent. The advance due accrued interest at a rate of 5.80%. The loan was settled on December 16, 2015.

(b)
On June 6, 2014 the Group lent $39 million to its immediate parent. The advance due accrued interest at a rate of 3.00%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender. On November 14, 2014 the Group lent the euro equivalent of $31 million to its parent entity. The advance due accrued interest at a rate of 5.80%. The loan was settled on December 16, 2015.

(c)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(d)	Includes related party transactions entered into by SIG before its sale in March 2015.

(e)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided and the Group's financing and other activities.

(f)	Includes transactions with an entity sold to a non-related party in December 2014 while under common ownership.

23.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Continuing operations
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.R.L. (a)	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A. (in liquidation)	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L. (b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd.	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (in liquidation)	Dec-31	Germany	100	100	100
Pactiv-Omni Germany Holdings GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesoriìa en Plaìstico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Reynolds Metals Company de Mexico, S. de R.L. de C.V. (c)	Dec-31	Mexico	—	100	—
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	100	100	100
BPTE B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited (d)	Dec-31	New Zealand	100	—	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland Sp. z.o.o.	Dec-31	Poland	100	100	100
Omni Pac Poland Sp. z.o.o.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi	Dec-31	Turkey	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Alpha Products (Bristol) Limited (e)	Dec-31	United Kingdom	—	100	—
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
CSl UK Oldco Limited (e)	Dec-31	United Kingdom	—	100	—
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Ivex Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited (f)	Jun-30	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited (e)	Dec-31	United Kingdom	—	100	—
Pactiv (Films) Limited (e)	Dec-31	United Kingdom	—	100	—
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
The Baldwin Group Limited (f)	Jun-30	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership) (b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC (c)	Dec-31	U.S.A.	—	100	—
GPC Capital Corp. I (c)	Dec-31	U.S.A.	—	100	—
GPC Capital Corp. II (c)	Dec-31	U.S.A.	—	100	—
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging GP Acquisition LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P. (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Minster LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland, L.P. (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc. (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Technological Specialties LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging West Jordan, LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Recycling Company L.P. (c)	Dec-31	U.S.A.	—	100	—
Master Containers, LLC (c)	Dec-31	U.S.A.	—	100	—
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC (e)	Dec-31	U.S.A.	—	100	—
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Spirit Foodservice, LLC (c)	Dec-31	U.S.A.	—	100	—
Spirit Foodservice Products, LLC (c)	Dec-31	U.S.A.	—	100	—
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A. (g)	Dec-31	Venezuela	—	100	—
Discontinued operations (g)
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	—	100	—
Whakatane Mill Australia Pty Limited	Dec-31	Australia	—	100	—
SIG Austria Holding GmbH	Dec-31	Austria	—	100	—
SIG Combibloc GmbH	Dec-31	Austria	—	100	—
SIG Combibloc GmbH & Co KG	Dec-31	Austria	—	100	—
SIG Beverages Brasil Ltda.	Dec-31	Brazil	—	100	—
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	—	100	—
SIG Combibloc Chile Limitada	Dec-31	Chile	—	100	—
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	—	100	—
SIG Combibloc s.r.o.	Dec-31	Czech Republic	—	100	—
SIG Combibloc SARL	Dec-31	France	—	100	—
SIG Beteiligungs GmbH	Dec-31	Germany	—	100	—
SIG Combibloc GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Holding GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Systems GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	—	100	—
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	—	100	—

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
SIG Information Technology GmbH	Dec-31	Germany	—	100	—
SIG International Services GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Limited (in liquidation)	Dec-31	Hong Kong	—	100	—
SIG Combibloc KFT	Dec-31	Hungary	—	100	—
PT. SIG Combibloc Indonesia	Dec-31	Indonesia	—	100	—
SIG Combibloc S.r.l.	Dec-31	Italy	—	100	—
SIG Combibloc Korea Ltd.	Dec-31	Korea	—	100	—
Middle America M.A., S.A. de C.V.	Dec-31	Mexico	—	100	—
SIG Combibloc Mexico, S.A. de C.V.	Dec-31	Mexico	—	100	—
SIG Tecnologica para Plasticos de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	—	100	—
SIG Combibloc B.V.	Dec-31	Netherlands	—	100	—
Whakatane Mill Limited	Dec-31	New Zealand	—	100	—
SIG Combibloc Sp. z.o.o.	Dec-31	Poland	—	100	—
OOO SIG Combibloc	Dec-31	Russia	—	100	—
SIG Combibloc S.A.	Dec-31	Spain	—	100	—
SIG Combibloc AB	Dec-31	Sweden	—	100	—
SIG allCap AG	Dec-31	Switzerland	—	100	—
SIG Combibloc Group AG	Dec-31	Switzerland	—	100	—
SIG Combibloc Procurement AG	Dec-31	Switzerland	—	100	—
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	—	100	—
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	—	100	—
SIG Technology AG	Dec-31	Switzerland	—	100	—
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	—	100	—
SIG Combibloc Ltd.	Dec-31	Thailand	—	100	—
SIG Combibloc Limited	Dec-31	United Kingdom	—	100	—
SIG Combibloc Inc.	Dec-31	U.S.A.	—	100	—
SIG Holding USA, LLC	Dec-31	U.S.A.	—	100	—
SIG Vietnam Ltd.	Dec-31	Vietnam	—	100	—

(a)	Name changed effective in November 2014 from Graham Packaging Argentina S.A.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Merged during the year with another entity in the Group.

(d)	Acquired during the year.

(e)	Voluntarily liquidated/deregistered/dissolved during the year.

(f)	In voluntary liquidation/strike off.

(g)	Sold during the year.

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

Spirit Foodservice Products, Inc.

Beverage Packaging Holdings Group
Notes to the combined financial statements
For the year ended December 31, 2015

In March 2013, the Group acquired the shares of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million. Spirit is a producer of extruded polystyrene cups, injection-molded polystyrene products such as cutlery and utensils and extruded polypropylene products. The operating results of Spirit have been included in the Pactiv Foodservice segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

25.    Operating leases

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2015	2014
Less than one year	100	102
Between 1 and 5 years	213	205
More than 5 years	65	83
Total	378	390

During the year ended December 31, 2015, $124 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2014: $131 million; 2013: $129 million).

26.    Capital commitments

As of December 31, 2015, the Group had entered into contracts to incur capital expenditures of $62 million (2014: $117 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

27.    Contingencies

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2015, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2015, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 17.

28.    Subsequent events

There have been no events subsequent to December 31, 2015 which would require accrual or disclosure in these combined financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Consolidated financial statements for the year ended
December 31, 2015

Beverage Packaging Holdings (Luxembourg) I S.A.

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Beverage Packaging Holdings (Luxembourg) I S.A.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings (Luxembourg) I S.A. and its subsidiaries (the "Group") at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 24, 2016

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2015	2014	2013
Revenue		11,178	11,666	11,752
Cost of sales	*	(8,978)	(9,650)	(9,671)
Gross profit		2,200	2,016	2,081
Selling, marketing and distribution expenses	*	(262)	(255)	(266)
General and administration expenses	*	(745)	(741)	(778)
Net other income (expenses)	6	111	(15)	(61)
Profit from operating activities		1,304	1,005	976
Financial income	9	7	5	263
Financial expenses	9	(1,551)	(1,473)	(1,405)
Net financial expenses		(1,544)	(1,468)	(1,142)
Profit (loss) from continuing operations before income tax		(240)	(463)	(166)
Income tax (expense) benefit	10	(58)	76	(25)
Profit (loss) from continuing operations		(298)	(387)	(191)
Profit (loss) from discontinued operations, net of income tax	7	2,678	113	214
Profit (loss) for the year		2,380	(274)	23
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(84)	(110)	(151)
Reclassification from foreign currency translation reserve		(452)	—	33
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	18	167	(440)	611
Total other comprehensive income (loss), net of income tax		(369)	(550)	493
Total comprehensive income (loss)		2,011	(824)	516
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(300)	(389)	(193)
Equity holder of the Group - discontinued operations		2,678	113	214
Non-controlling interests		2	2	2
		2,380	(274)	23
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(248)	(945)	273
Equity holder of the Group - discontinued operations		2,257	119	241
Non-controlling interests		2	2	2
		2,011	(824)	516

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 18 and 25.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2015	2014
Assets
Cash and cash equivalents		1,976	1,588
Trade and other receivables, net	11	1,089	1,176
Inventories	12	1,262	1,453
Current tax assets	10	19	2
Assets held for sale	7	1	2,767
Derivatives	21	7	26
Other assets		204	68
Total current assets		4,558	7,080
Related party and other non-current receivables	11	29	114
Investments in associates and joint ventures	15	20	18
Deferred tax assets	10	11	10
Property, plant and equipment	13	3,184	3,412
Intangible assets	14	10,192	10,499
Derivatives	21	99	296
Other assets		84	81
Total non-current assets		13,619	14,430
Total assets		18,177	21,510
Liabilities
Bank overdrafts		—	1
Trade and other payables	16	1,152	1,381
Liabilities directly associated with assets held for sale	7	—	739
Borrowings	17	976	477
Current tax liabilities	10	83	46
Derivatives	21	20	131
Employee benefits	18	212	201
Provisions	19	55	54
Total current liabilities		2,498	3,030
Non-current payables	16	44	40
Borrowings	17	12,785	17,380
Deferred tax liabilities	10	1,059	954
Employee benefits	18	1,176	1,374
Provisions	19	71	71
Total non-current liabilities		15,135	19,819
Total liabilities		17,633	22,849
Net assets (liabilities)		544	(1,339)
Equity
Share capital	20	2,188	2,311
Reserves		(2,021)	(1,606)
Retained profits (accumulated losses)		361	(2,063)
Equity (deficit) attributable to equity holder of the Group		528	(1,358)
Non-controlling interests		16	19
Total equity (deficit)		544	(1,339)

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2013)		1,385	300	(1,854)	(877)	(1,046)	21	(1,025)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	21	21	2	23
Remeasurement of defined benefit plans, net of income tax	18	—	—	611	—	611	—	611
Foreign currency translation reserve(2)		—	(118)	—	—	(118)	—	(118)
Total comprehensive income (loss) for the year		—	(118)	611	21	514	2	516
Capital restructure(3)		926	—	—	(926)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2013		2,311	182	(1,243)	(1,782)	(532)	20	(512)
Balance at the beginning of the year (January 1, 2014)		2,311	182	(1,243)	(1,782)	(532)	20	(512)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(276)	(276)	2	(274)
Remeasurement of defined benefit plans, net of income tax	18	—	—	(440)	—	(440)	—	(440)
Foreign currency translation reserve		—	(110)	—	—	(110)	—	(110)
Total comprehensive income (loss) for the year		—	(110)	(440)	(276)	(826)	2	(824)
Reclassification upon sale of business		—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2014		2,311	72	(1,678)	(2,063)	(1,358)	19	(1,339)
Balance at the beginning of the year (January 1, 2015)		2,311	72	(1,678)	(2,063)	(1,358)	19	(1,339)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	2,378	2,378	2	2,380
Remeasurement of defined benefit plans, net of income tax	18	—	—	167	—	167	—	167
Foreign currency translation reserve		—	(84)	—	—	(84)	—	(84)
Reclassification of foreign currency translation reserve upon sale of SIG		—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the year		—	(536)	167	2,378	2,009	2	2,011
Reclassification upon sale of SIG		—	—	(46)	46	—	—	—
Share repurchase		(123)	—	—	—	(123)	—	(123)
Dividends paid to non-controlling interests		—	—	—	—	—	(5)	(5)
Balance as of December 31, 2015		2,188	(464)	(1,557)	361	528	16	544

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2015	2014	2013
Cash flows from operating activities
Profit (loss)		2,380	(274)	23
Adjustments for:
Depreciation and amortization		714	910	1,020
Asset impairment charges		17	11	59
Foreign currency adjustments		4	(1)	46
Change in fair value of derivatives		(87)	129	(6)
(Gain) loss on sale or disposal of businesses and non-current assets		(2,905)	(66)	(15)
SIG disposal costs		(38)	—	—
Share of profit of associates and joint ventures, net of income tax	15	(9)	(27)	(26)
Net financial expenses		1,754	1,637	1,170
Premium on extinguishment of borrowings		(226)	—	(18)
Interest paid		(1,110)	(1,270)	(1,342)
Income tax expense (benefit)		116	(8)	125
Income taxes paid, net of refunds received		(74)	(134)	(133)
Change in trade and other receivables		51	16	(75)
Change in inventories		138	(55)	(56)
Change in trade and other payables		(145)	60	(33)
Change in provisions and employee benefits		92	1	77
Change in other assets and liabilities		17	(9)	4
Net cash from operating activities		689	920	820
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets		(381)	(687)	(724)
Purchases of short-term investments		(200)	—	—
Proceeds from sale of short-term investments		200	—	—
Proceeds from sale of property, plant and equipment and other assets		23	25	20
Proceeds from insurance claims		26	50	14
Acquisition of businesses and investments in joint ventures, net of cash acquired	24	—	(40)	(107)
Disposal of businesses, net of cash disposed		4,148	80	—
Related party loan advance	22	—	(70)	(21)
Other		9	24	33
Net cash from (used in) investing activities		3,825	(618)	(785)
Cash flows used in financing activities
Drawdown of borrowings		150	169	3,966
Repayment of borrowings		(4,282)	(228)	(4,039)
Related party borrowings (repayments)		—	—	(14)
Payment of debt transaction costs		(15)	(3)	(25)
Share repurchase		(41)	—	—
Other		(9)	(3)	(3)
Net cash used in financing activities		(4,197)	(65)	(115)
Net increase (decrease) in cash and cash equivalents		317	237	(80)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year		1,587	1,486	1,554
Cash and cash equivalents classified as assets held for sale at the beginning of the year		97	—	—
Effect of exchange rate fluctuations on cash and cash equivalents		(25)	(39)	12
Cash and cash equivalents as of December 31		1,976	1,684	1,486
Cash and cash equivalents are comprised of:
Cash and cash equivalents		1,976	1,588	1,490
Cash and cash equivalents classified as assets held for sale		—	97	—
Bank overdrafts		—	(1)	(4)
Cash and cash equivalents as of December 31		1,976	1,684	1,486

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of cash flows

Significant non-cash financing and investing activities

During the year ended December 31, 2015, the Group settled $82 million of the consideration from the reduction in share capital (refer to note 20) in the form of related party note receivables.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (the “Company”) is a company domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The consolidated financial statements of Beverage Packaging Holdings (Luxembourg) I S.A. as of and for the year ended December 31, 2015 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The Group is principally engaged in the manufacture and supply of consumer food and beverage packaging and storage products, primarily in North America, Asia, Europe and South America.

The address of the registered office of the Company is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Luxembourg.

2.    Basis of preparation

2.1    Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") Interpretations as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 24, 2016 in Munsbach, Luxembourg (February 25, 2016 in Auckland, New Zealand).

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2015. Information for the comparative years is for the twelve month periods ended December 31, 2014 and December 31, 2013.

2.4    Presentation currency

These consolidated financial statements are presented in U.S. dollars (“$”), which is the Group’s presentation currency.

2.5    Use of estimates and judgements

The preparation of the consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods.

Information about the areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is described in note 4.

2.6    Comparative information

During the year ended December 31, 2015, the Group made an adjustment to correct for an error related to the overstatement of employee benefits liability. The adjustment decreased the employee benefits liability by $19 million, increased deferred tax liabilities by $7 million and increased other comprehensive income by $12 million. The adjustment had no impact on the reported profit for the period, Adjusted EBITDA or the consolidated statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

On March 13, 2015, the Group completed the sale of its SIG segment to Onex Corporation. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce indebtedness (refer to note 17 for additional information). An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group's current estimate of the additional amount payable by Onex Corporation is approximately €150 million. The results of SIG have been classified as discontinued operations in the consolidated statements of comprehensive income for all years presented. The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position.

During the year ended December 31, 2015, the Group made a cumulative adjustment to correct for amortization expense that was recorded in error since January 2012 at Pactiv Foodservice. The adjustment decreased general and administration expenses and increased intangible assets by $18 million. The impact to profit (loss) for the year was an increase of $11 million in profit. The adjustment had no impact on Adjusted EBITDA or the consolidated statement of cash flows. The adjustment did not have a material impact on any current or previously reported interim or annual consolidated financial statements.

For the year ended December 31, 2014, certain amounts disclosed in note 7, Discontinued operations and assets and liabilities held for sale, were reported in error. The 2014 amount disclosed as net cash from operating activities was reported as $593 million and should have been reported as $498 million. As a result, the 2014 amount disclosed as net cash from discontinued operations was reported as $417 million and should have been reported as $322 million. The error does not have any impact on the reported loss for the period, total comprehensive income, Adjusted EBITDA, the statements of comprehensive income, the statements of financial position or the statements of cash flows. The Group does not consider this error to be material to the consolidated financial statements for the year ended December 31, 2014.

3.    Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements by all Group entities.

3.1    Basis of consolidation

(a)    Subsidiaries

Subsidiaries are entities controlled by the parent of the Group. Control is achieved when the parent of the Group: has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns from the investee. The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there have been changes to one or more of these three elements of control. The financial statements of the subsidiaries are included in the consolidated financial statements from the date control commences until the date that control ceases.

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
For the year ended December 31, 2015

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

3.2    Foreign currency

(a)    Functional currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar.

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

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2015	2014	2013	2015	2014
1 €	1.11	1.33	1.33	1.09	1.22
10 MXN	0.63	0.75	0.78	0.58	0.68
1 CA$	0.78	0.91	0.97	0.72	0.86

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

Non-derivative financial instruments are recognized initially at fair value, plus any directly attributable transaction costs for instruments not at fair value through profit or loss. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Non-derivative financial instruments are recognized on a gross basis unless a current and legally enforceable right to offset exists and the Group intends to either settle the instrument net or realize the asset and liability simultaneously.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

(b)    Loans and receivables

The Group's loans and receivables are comprised of trade and other receivables (including related party receivables) which are stated at their cost less provision for impairment.

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

All derivatives are recognized at fair value based on a valuation model which includes consideration of credit risk, where applicable, and discounts the estimated future cash flows based on the terms and maturity of each contract using forward curves and market interest rates at the reporting date. Transaction costs are expensed as incurred. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognized in the statement of comprehensive income as a component of profit or loss unless the derivative financial instrument qualifies for hedge accounting, and the Group elects to apply hedge accounting.

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
For the year ended December 31, 2015

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

(c)    Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within that part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of comprehensive income as a component of profit or loss as incurred.

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

Upon initial recognition the finance leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor is included in borrowings as a finance lease obligation. Subsequent to initial

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

recognition the liability is accounted for at amortized cost using the effective interest method and the asset is accounted for in accordance with the accounting policy applicable to that asset.

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

(b)    Trademarks

Trademarks are measured at cost less accumulated amortization and accumulated impairment losses. Trademarks acquired in a business combination are initially measured at fair value based on the discounted estimated royalty payments that have been avoided as a result of owning the trademark. Certain acquired trademarks are considered indefinite life intangible assets as they represent the value accumulated in the brand which is expected to continue indefinitely into the future and are recognized at cost less accumulated impairment losses.

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

(d)    Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technological knowledge and understanding, is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technologically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Intangible assets arising from development activities are measured at cost less accumulated amortization and accumulated impairment losses. Other development expenditure that does not qualify for capitalization is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology, patents and rights to supply. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Other intangible assets that have indefinite useful lives are carried at cost less accumulated impairment losses.

(f)    Subsequent expenditures

Subsequent expenditure with respect to intangible assets is capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

(g)    Amortization

Amortization is recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and indefinite life intangibles, from the date that the intangible assets are available for use.

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

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that are largely independent from other assets and groups. Impairment losses are recognized in the statement of comprehensive income as a component of profit or loss. Impairment losses recognized with respect to a segment are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amount of the other non-financial assets in the CGU on a pro rata basis.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to sell for goodwill and certain trademarks, the forecasted future Adjusted EBITDA (as defined in note 5) to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple ("earnings multiple"). The fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value at the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Indefinite life intangible assets other than goodwill and the Reynolds® and Hefty® trademarks discussed above consist primarily of the Graham Packaging trademark and permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the appropriate CGU level.

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
For the year ended December 31, 2015

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

(b)    Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation that has been disposed of or is held for sale, or is a subsidiary or business acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is revised as if the operation had been discontinued from the start of the earliest comparative period.

3.11    Employee benefits

(a)    Pension obligations

The Group operates various defined contribution and defined benefit plans.

(i)    Defined contribution plans
A defined contribution plan is a plan under which the employee and the Group pay fixed contributions to a separate entity. The Group has no legal or constructive obligation to pay further contributions in relation to an employee's service in the current and prior years. The Group's contributions are recognized in the statement of comprehensive income as a component of profit or loss as incurred.

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
Remeasurements of the net defined benefit liability, which include actuarial gains and losses and the return on plan assets (excluding calculated interest) are recognized in the period of remeasurement in other comprehensive income. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the beginning net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other plan expenses are recognized in profit or loss.
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

(b)    Short-term employee benefits

Short-term employee benefits are measured on an undiscounted basis and are expensed in the statement of comprehensive income as a component of profit or loss as the related services are provided. A provision is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans and outstanding annual leave balances if the Group has a present legal or constructive obligation to pay this amount as a result of past services provided by the employee and the obligation can be estimated reliably.

(c)    Post-employment medical plans

In certain jurisdictions the Group sponsors a number of defined benefit medical plans for certain existing employees and retirees. Typically these plans are unfunded and define a level of medical care that the individual will receive.

The Group's net obligation is calculated separately for each plan by estimating the current and future use of these services by eligible employees and the current and expected future medical costs associated with such services, which are discounted to determine their present value. The discount rate used is the yield on bonds that are denominated in the currency and jurisdiction in which the benefits will be paid and that have maturity dates approximating the terms of the Group's obligations. The calculations are performed by qualified actuaries using the projected unit credit method with the use of mortality tables published by government agencies.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

Past service costs are recognized in the statement of comprehensive income as a component of profit or loss in the current year.

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

(b)    Restructuring

A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been publicly announced. Business closure and rationalization provisions can include such items as employee severance or termination pay, site closure costs and onerous leases. No provision is made for future operating costs.

(c)    Asset retirement obligations

A provision for decommissioning costs is recognized when the Group has an obligation to fulfill certain requirements upon the disposal of particular assets.

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2015, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2015, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

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
For the year ended December 31, 2015

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

Financial expenses are comprised of interest expense, amortization of capitalized transaction costs, foreign currency losses, losses on early extinguishment of debt, borrowing costs not qualifying for capitalization and losses on derivative financial instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of profit or loss.

3.17    Income tax

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in the statement of comprehensive income as a component of profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized with the associated items on a net basis.

Current tax is the expected tax payable (refundable) on the taxable income for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable (refundable) with respect to previous years.

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

3.19    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2015

There have been no interpretations or amendments to existing standards effective in 2015 that have an impact on the Group's financial statements.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2015, and have not been applied in preparing these consolidated financial statements:

In January 2016, the IASB issued IFRS 16 “Leases.” IFRS 16 contains a revised lease recognition framework. The new standard will require (i) a financial liability to be recognized for the present value of the future lease payments and (ii) a non-current asset to be recognized representing the right to use the leased asset. The effective date of the new standard is January 1, 2019. The Group is currently evaluating the impact of this new standard.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in International Accounting Standard ("IAS") 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The Group is currently evaluating the impact of this new standard.

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. The effective date of the new standard is January 1, 2018. The Group is currently evaluating the impact of this new standard.

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

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to sell and value in use (as appropriate for the asset being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets and the assumptions used in impairment testing are provided in note 14.

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

4.3    Realization of deferred tax assets

Deferred tax assets represent deductions available to reduce taxable income in future years. The Group evaluates the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The forecasts of future taxable income rely heavily on the use of estimates. The Group recognizes deferred tax assets when the Group considers it more likely than not that the deferred tax asset will be recoverable.

4.4    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding discount rates, expected salary increases and the age of employees. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

Any change in these assumptions will impact the amounts reported in the statements of financial position, as well as net pension expense or income that may be recognized in future years.

4.5    Promotional and trade allowances

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
For the year ended December 31, 2015

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

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

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

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products.

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

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

In July 2014, the Group announced it was undertaking a strategic review of its ownership of its Evergreen and Closures businesses. The Group has concluded those reviews.

As discussed in note 2.6, SIG is presented as a discontinued operation. SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a global customer base with a significant presence in Europe.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

Business segment reporting

	For the year ended December 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,553	968	2,796	3,414	2,447	—	11,178
Total inter-segment revenue	100	14	173	544	—	(831)	—
Total segment revenue	1,653	982	2,969	3,958	2,447	(831)	11,178
Gross profit	310	164	743	620	364	(1)	2,200
Expenses and other income	(79)	(92)	(237)	(177)	(207)	(104)	(896)
Earnings before interest and tax (“EBIT”) from continuing operations	231	72	506	443	157	(105)	1,304
Financial income							7
Financial expenses							(1,551)
Profit (loss) from continuing operations before income tax							(240)
Income tax (expense) benefit							(58)
Profit (loss) from continuing operations							(298)

Earnings before interest and tax (“EBIT”) from continuing operations	231	72	506	443	157	(105)	1,304
Depreciation and amortization from continuing operations	57	68	96	211	282	—	714
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	288	140	602	654	439	(105)	2,018

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2015
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	288	140	602	654	439	(105)	2,018
Included in EBITDA:
Asset impairment charges, net of reversals	—	4	—	6	7	—	17
Non-cash pension expense	—	—	—	—	—	65	65
Operational process engineering-related consultancy costs	—	—	—	18	—	—	18
Restructuring costs, net of reversals	—	7	—	1	1	—	9
Unrealized (gain) loss on derivatives	(3)	(4)	(21)	(77)	(1)	—	(106)
Other	(3)	—	—	—	(1)	2	(2)
Adjusted EBITDA from continuing operations	282	147	581	602	445	(38)	2,019
Segment assets (excluding intercompany balances)	1,100	1,247	4,094	4,894	4,686	2,156	18,177
Included in segment assets are:
Additions to property, plant and equipment	53	37	29	75	133	—	327
Additions to intangible assets	1	1	2	6	3	1	14
Segment liabilities (excluding intercompany balances)	351	280	707	946	1,047	14,302	17,633

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,597	1,116	2,717	3,491	2,745	—	11,666
Total inter-segment revenue	115	12	161	543	—	(831)	—
Total segment revenue	1,712	1,128	2,878	4,034	2,745	(831)	11,666
Gross profit	290	191	655	570	306	4	2,016
Expenses and other income	(96)	(94)	(259)	(272)	(193)	(97)	(1,011)
Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(93)	1,005
Financial income							5
Financial expenses							(1,473)
Profit (loss) from continuing operations before income tax							(463)
Income tax (expense) benefit							76
Profit (loss) from continuing operations							(387)

Earnings before interest and tax (“EBIT”) from continuing operations	194	97	396	298	113	(93)	1,005
Depreciation and amortization from continuing operations	57	74	98	245	324	—	798
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(93)	1,803

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2014
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	251	171	494	543	437	(93)	1,803
Included in EBITDA:
Asset impairment charges, net of reversals	—	(1)	—	3	9	—	11
Gain on sale of businesses and properties	—	(14)	—	(20)	—	—	(34)
Litigation settlement	—	—	—	—	(18)	—	(18)
Non-cash change in multi-employer pension plan withdrawal liability	13	—	—	1	—	—	14
Non-cash pension expense	—	—	—	—	—	31	31
Plant damages and associated insurance recoveries, net	—	—	—	(69)	—	—	(69)
Restructuring costs, net of reversals	3	7	3	11	19	2	45
Strategic review costs	—	—	—	—	—	18	18
Unrealized (gain) loss on derivatives	5	10	25	84	1	—	125
Other	(1)	4	3	—	(2)	5	9
Adjusted EBITDA from continuing operations	271	177	525	553	446	(37)	1,935
Segment assets (excluding intercompany balances)(1)	1,098	1,357	4,199	5,317	5,017	4,522	21,510
Included in segment assets are:
Additions to property, plant and equipment	57	60	43	158	147	156	621
Additions to intangible assets	1	1	2	8	2	5	19
Segment liabilities (excluding intercompany balances)(1)	404	309	760	1,265	989	19,122	22,849
(1) Corporate/Unallocated includes segment assets and liabilities (both excluding intercompany balances) related to discontinued operations of $2,758 million and $739 million, respectively.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,553	1,181	2,572	3,422	3,024	—	11,752
Total inter-segment revenue	113	10	136	588	—	(847)	—
Total segment revenue	1,666	1,191	2,708	4,010	3,024	(847)	11,752
Gross profit	213	190	689	652	339	(2)	2,081
Expenses and other income	(83)	(130)	(237)	(289)	(266)	(100)	(1,105)
Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(102)	976
Financial income							263
Financial expenses							(1,405)
Profit (loss) from continuing operations before income tax							(166)
Income tax (expense) benefit							(25)
Profit (loss) from continuing operations							(191)

Earnings before interest and tax (“EBIT”) from continuing operations	130	60	452	363	73	(102)	976
Depreciation and amortization from continuing operations	57	77	96	246	375	2	853
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(100)	1,829

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

	For the year ended December 31, 2013
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	187	137	548	609	448	(100)	1,829
Included in EBITDA:
Asset impairment charges, net of reversals	—	11	1	9	21	—	42
Business integration costs	—	—	—	—	36	—	36
Non-cash change in multi-employer pension plan withdrawal liability	61	—	—	5	—	—	66
Non-cash pension expense	—	—	—	—	—	57	57
Plant damages and associated insurance recoveries, net	—	—	—	(7)	—	—	(7)
Restructuring costs, net of reversals	—	17	1	10	13	—	41
Other	(1)	(3)	5	—	5	(2)	4
Adjusted EBITDA from continuing operations	247	162	555	626	523	(45)	2,068

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total external revenue
For the year ended December 31, 2015	9,376	686	480	423	196	17	11,178
For the year ended December 31, 2014	9,586	756	536	499	272	17	11,666
For the year ended December 31, 2013	9,463	800	547	622	305	15	11,752
Non-current assets
As of December 31, 2015	12,431	317	259	357	93	23	13,480
As of December 31, 2014	12,769	406	276	406	128	25	14,010

There was no revenue from external customers in Luxembourg, where the Company is domiciled, for any years presented. Total non-current assets in Luxembourg were $8 million as of December 31, 2015 (2014: none).

Information about major customers

The Group does not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Foodservice packaging	3,958	4,034	4,010
Food and beverage plastic containers	1,704	1,875	2,048
Waste and storage products	1,205	1,208	1,056
Cooking products	1,060	956	913
Caps and closures	982	1,128	1,191
Carton packaging	835	848	842
Non-food plastic containers	743	870	976
Tableware	704	714	739
Liquid packaging board	443	470	444
Paper products	375	394	380
Inter-segment eliminations	(831)	(831)	(847)
Total revenue	11,178	11,666	11,752

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2015	2014	2013
Asset impairment charges, net of reversals	(17)	(8)	(42)
Business integration costs	—	—	(36)
Gain (loss) on sale of businesses and non-current assets	3	34	1
Insurance recoveries, net of costs incurred	—	77	24
Litigation settlement	—	18	3
Net foreign currency exchange gains (losses)	12	(2)	(2)
Non-cash change in provisions	—	9	3
Restructuring costs, net of reversals	—	—	(10)
Strategic review costs	(2)	(18)	—
Unrealized gain (loss) on derivatives (refer to note 21)	114	(131)	3
Other	1	6	(5)
Net other income (expenses)	111	(15)	(61)

Insurance recoveries, net of costs incurred are primarily related to plant damages at Pactiv Foodservice.

In July 2014, Graham Packaging recognized a benefit of $27 million for the settlement of litigation related to the pre-acquisition purchase of a business. The benefit was comprised of $18 million in cash and $9 million from the reversal of a provision.

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. An additional amount of up to €175 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal years 2015 and 2016. The Group has recorded an asset for the expected additional consideration based on the present value of the future consideration. The Group initially recorded an asset for the full amount of the expected additional consideration based upon the Group's expectations of the financial performance of SIG at that time, which was monitored throughout the year. Based upon the Group's current understanding of the financial performance of SIG for fiscal year 2015, and expectations for fiscal year 2016, the Group determined that the amount recorded was impaired by approximately $16 million at December 31, 2015. Therefore, as of December 31, 2015, a total of $169 million (€155 million) is recorded as a receivable, of which $161 million (€147 million) is included in other current assets and $8 million (€8 million) is included in other non-current assets in the statements of financial position. Further adverse changes in SIG's actual financial performance compared to the Group's current expectation will require an updated assessment of the expected receivable. This may result in additional impairment to the recognized asset.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

Based on the sale proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,903 million as detailed below:

(In $ million)	For the year ended December 31, 2015
Cash proceeds received	4,233
Disposal costs	(5)
Net proceeds received	4,228

Contingent consideration receivable	169

Indemnification reserve	(12)

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	84
Trade and other receivables, net	204
Current tax assets	3
Inventories	191
Deferred tax assets	33
Property, plant and equipment	795
Intangible assets	982
Investment in associates and joint ventures	112
Other current and non-current assets	177
Trade and other payables	(278)
Current tax liabilities	(52)
Deferred tax liabilities	(61)
Provisions and employee benefits	(192)
Other current and non-current liabilities	(64)
Net assets disposed of	1,934

Gain on sale before reclassification of foreign currency translation reserve	2,451
Reclassification of foreign currency translation reserve	452
Gain on remeasurement or disposal	2,903

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

The results of SIG have been presented as discontinued operations for all years presented and the related assets and liabilities as held for sale as of December 31, 2014. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Results of discontinued operations
Revenue	334	2,151	2,221
Expenses	(501)	(1,970)	(1,907)
Profit (loss) before income tax	(167)	181	314
Income tax expense	(6)	(68)	(100)
Profit (loss) from discontinued operations prior to gain on disposal	(173)	113	214
Gain on remeasurement or disposal	2,903	—	—
Tax expense on disposal	(52)	—	—
Gain on remeasurement or disposal, net of tax	2,851	—	—
Profit (loss) from discontinued operations	2,678	113	214

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	(10)	498	374
Net cash used in investing activities	(27)	(174)	(175)
Net cash used in financing activities	(6)	(2)	(3)
Net cash from (used in) discontinued operations	(43)	322	196

The following table represents the assets and liabilities held for sale related to SIG as of December 31, 2014. Assets held for sale as of December 31, 2015 and 2014 also include $1 million and $9 million, respectively, related to land and buildings in other segments.

As of December 31,
(In $ million)	2014
Assets
Cash and cash equivalents	97
Trade and other receivables, net	254
Inventories	181
Property, plant and equipment	844
Intangible assets	1,071
Investments in joint ventures	118
Deferred tax assets	25
Other assets	168
Total assets held for sale	2,758
Liabilities
Trade and other payables	366
Employee benefits	162
Current tax liabilities	54
Deferred tax liabilities	65
Provisions	37
Other liabilities	55
Liabilities directly associated with assets held for sale	739

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,061 million for the year ended December 31, 2015 (2014: $2,034 million; 2013: $2,157 million). Personnel expenses include salaries, wages, employee related taxes, short-

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

term employee benefits, pension benefits, post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 18.

Personnel expenses recognized in discontinued operations in the statements of comprehensive income were $68 million for the year ended December 31, 2015 (2014: $373 million; 2013: $382 million).

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2015	2014	2013
Interest income	3	3	4
Interest income on related party loans (refer to note 22)	4	2	—
Net gain in fair value of derivatives	—	—	153
Net foreign currency exchange gain	—	—	106
Financial income	7	5	263
Interest expense:
Securitization Facility	(8)	(9)	(10)
Credit Agreement	(110)	(106)	(125)
September 2012 Senior Secured Notes	(186)	(187)	(187)
February 2012 Senior Notes	(1)	(1)	(1)
August 2011 Notes	(210)	(339)	(339)
February 2011 Notes	(151)	(151)	(151)
October 2010 Notes	(130)	(242)	(242)
May 2010 Senior Notes	(63)	(85)	(85)
2013 Related Party Notes at 5.625%	(36)	(37)	(5)
2013 Related Party Notes at 6.000%	(35)	(35)	(2)
2007 Related Party Notes	—	—	(103)
Pactiv 2017 Debentures	(24)	(24)	(24)
Pactiv 2018 Notes	(1)	(1)	(1)
Pactiv 2025 Debentures	(22)	(22)	(22)
Pactiv 2027 Debentures	(17)	(17)	(17)
Amortization of:
Transaction costs	(29)	(40)	(37)
Related Party transaction costs	(4)	(4)	(4)
Fair value adjustment of acquired notes	2	2	2
Embedded derivatives	9	11	10
Net loss in fair value of derivatives	(198)	(141)	—
Net foreign currency exchange loss	(21)	(34)	—
Loss on extinguishment of debt(a)	(305)	—	(52)
Other	(11)	(11)	(10)
Financial expenses	(1,551)	(1,473)	(1,405)
Net financial expenses	(1,544)	(1,468)	(1,142)

(a)
The 2015 loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the October 2010 Senior Secured Notes which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 17 for information on the Group's borrowings.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

10.    Income tax

	For the year ended December 31,
(In $ million)	2015	2014	2013
Current tax (expense) benefit
Current year	(87)	(55)	(58)
Adjustments for prior years	—	(3)	4
	(87)	(58)	(54)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	23	131	32
Recognition of previously unrecognized tax losses and temporary differences	10	7	3
Adjustments for prior years	(4)	(4)	(6)
	29	134	29
Income tax (expense) benefit	(58)	76	(25)

In addition to the above amounts, the Group has recognized tax expense of $99 million directly in other comprehensive income for the year ended December 31, 2015 (2014: $274 million tax benefit; 2013: $362 million tax expense).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2015	2014	2013
Profit (loss) from continuing operations before income tax	(240)	(463)	(166)
Income tax using the New Zealand tax rate of 28%	68	130	45
Effect of tax rates in foreign jurisdictions	(3)	36	2
Non-deductible expenses and permanent differences	(24)	(22)	(35)
Tax exempt income and income at a reduced tax rate	3	9	17
Withholding tax	(4)	(7)	(6)
Capital loss	8	31	—
Write-off of deferred tax asset for losses previously recognized	(31)	—	—
Recognition of previously unrecognized tax losses and temporary differences	10	7	3
Unrecognized tax losses and temporary differences	(76)	(109)	(49)
Tax uncertainties	1	(2)	7
Credits	2	3	3
Tax on unremitted earnings	(7)	8	(4)
Over (under) provided in prior periods	(4)	(7)	(2)
Other	(1)	(1)	(6)
Total income tax (expense) benefit	(58)	76	(25)

10.2    Current tax assets and liabilities

Current tax assets of $19 million as of December 31, 2015 (2014: $2 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $83 million as of December 31, 2015 (2014: $46 million) represent the amount of income taxes payable with respect to current and prior years.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

10.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2014	(113)	(607)	(1,898)	281	419	322	171	(1,425)
Recognized in profit or loss	65	(27)	59	(4)	(111)	82	70	134
Recognized in equity	—	—	—	274	—	—	—	274
Transfers to held for sale	—	47	24	(1)	(3)	—	(28)	39
Other	2	9	14	(1)	(8)	—	18	34
Balance as of December 31, 2014	(46)	(578)	(1,801)	549	297	404	231	(944)
Recognized in profit or loss	10	(7)	27	37	(182)	95	(9)	(29)
Recognized in equity	—	—	—	(99)	—	—	—	(99)
Other	3	2	11	3	(5)	2	8	24
Balance as of December 31, 2015	(33)	(583)	(1,763)	490	110	501	230	(1,048)

	As of December 31,
(In $ million)	2015	2014
Included in the statement of financial position as:
Deferred tax assets - non-current	11	10
Deferred tax liabilities - non-current	(1,059)	(954)
Total recognized net deferred tax liabilities	(1,048)	(944)

10.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2015, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $32 million.

10.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2013	479	(37)	36	478
Additions and reversals	107	(7)	9	109
Recognition	(7)	(4)	4	(7)
Transfers to held for sale	(32)	5	(14)	(41)
Other	(97)	5	(2)	(94)
Balance as of December 31, 2014	450	(38)	33	445
Additions and reversals	138	—	16	154
Recognition	(7)	(1)	(2)	(10)
Other	45	8	(9)	44
Balance as of December 31, 2015	626	(31)	38	633

	As of December 31,
(In $ million)	2015	2014
Deductible (taxable) temporary differences	7	(5)
Tax losses	626	450
Total unrecognized deferred tax assets	633	445

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

11.    Trade and other receivables, net

	As of December 31,
(In $ million)	2015	2014
Trade receivables	1,037	1,077
Provision for impairment	(10)	(11)
Total trade receivables, net of provision for impairment	1,027	1,066
Related party receivables (refer to note 22)	7	7
Other receivables	55	103
Total current trade and other receivables, net	1,089	1,176
Related party receivables (refer to note 22)	—	90
Other receivables	29	24
Total non-current receivables	29	114

11.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2015	2014
Current	936	981
Past due 1 to 30 days	56	57
Past due 31 to 60 days	10	10
Past due 61 to 90 days	3	3
Past due more than 90 days	22	15
Balance at the end of the year	1,027	1,066

12.    Inventories

	As of December 31,
(In $ million)	2015	2014
Raw materials and consumables	326	364
Work in progress	149	177
Finished goods	657	780
Engineering and maintenance materials	149	154
Provision against inventories	(19)	(22)
Total inventories	1,262	1,453

During the year ended December 31, 2015, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $5.3 billion (2014: $5.5 billion; 2013: $5.4 billion).

During the year ended December 31, 2015, write-downs of inventories to net realizable value were $12 million (2014: $11 million; 2013: $12 million). Reversals of write-downs during 2015 were $2 million (2014: $2 million; 2013: $1 million). The inventory write-downs and reversals are included in cost of sales.

During the year ended December 31, 2015, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled approximately $0.2 billion (2014: $1.1 billion; 2013: $1.1 billion).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Leased assets lessor	Finance leased assets	Total
As of December 31, 2015
Cost	171	894	4,732	186	—	28	6,011
Accumulated depreciation	—	(355)	(2,430)	—	—	(8)	(2,793)
Accumulated impairment losses	—	(1)	(33)	—	—	—	(34)
Carrying amount as of December 31, 2015	171	538	2,269	186	—	20	3,184
As of December 31, 2014
Cost	179	871	4,510	296	—	29	5,885
Accumulated depreciation	—	(313)	(2,124)	—	—	(7)	(2,444)
Accumulated impairment losses	—	—	(29)	—	—	—	(29)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412
Carrying amount as of January 1, 2015	179	558	2,357	296	—	22	3,412
Additions	—	—	—	327	—	—	327
Capitalization of borrowing costs	—	—	—	5	—	—	5
Disposals	—	—	(8)	—	—	—	(8)
Depreciation for the year	—	(52)	(409)	—	—	(2)	(463)
Impairment losses, net of reversals	—	(1)	(13)	(3)	—	—	(17)
Other transfers	(3)	43	388	(431)	—	—	(3)
Effect of movements in exchange rates	(5)	(10)	(46)	(8)	—	—	(69)
Carrying amount as of December 31, 2015	171	538	2,269	186	—	20	3,184
Carrying amount as of January 1, 2014	226	749	2,693	475	186	24	4,353
Acquisitions through business combinations (refer to note 24)	—	—	5	6	—	—	11
Additions	—	—	3	612	5	1	621
Capitalization of borrowing costs	—	—	3	3	—	—	6
Disposals	—	(1)	(5)	—	—	—	(6)
Depreciation for the year	—	(69)	(521)	—	(29)	(2)	(621)
Impairment losses, net of reversals	—	(1)	(5)	(1)	—	—	(7)
Transfers to assets held for sale	(41)	(168)	(293)	(110)	(252)	—	(864)
Other transfers	—	70	536	(679)	99	—	26
Effect of movements in exchange rates	(6)	(22)	(59)	(10)	(9)	(1)	(107)
Carrying amount as of December 31, 2014	179	558	2,357	296	—	22	3,412

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Cost of sales	452	504	556
Selling, marketing and distribution expenses	—	1	1
General and administration expenses	11	14	15
Discontinued operations	—	102	133
Total depreciation expense	463	621	705

During the year ended December 31, 2015, the Group incurred $17 million of impairment losses, net of reversals (2014: $7 million; 2013: $50 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 17 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2015
Cost	5,447	1,764	3,380	877	104	11,572
Accumulated amortization	—	(75)	(868)	(414)	(21)	(1,378)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192
As of December 31, 2014
Cost	5,471	1,763	3,440	868	106	11,648
Accumulated amortization	—	(62)	(729)	(334)	(22)	(1,147)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499
Carrying amount as of January 1, 2015	5,471	1,701	2,711	534	82	10,499
Additions	—	—	—	11	3	14
Amortization for the year	—	(12)	(154)	(81)	(4)	(251)
Effect of movements in exchange rates	(24)	—	(45)	(1)	—	(70)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192
Carrying amount as of January 1, 2014	6,376	2,029	2,932	604	114	12,055
Acquisitions through business combinations (refer to note 24)	7	—	7	—	—	14
Additions	—	—	—	17	2	19
Disposals	(4)	—	(6)	—	—	(10)
Amortization for the year	—	(13)	(180)	(84)	(12)	(289)
Transfers to assets held for sale	(808)	(290)	—	(2)	(21)	(1,121)
Other	(12)	—	—	—	—	(12)
Effect of movements in exchange rates	(88)	(25)	(42)	(1)	(1)	(157)
Carrying amount as of December 31, 2014	5,471	1,701	2,711	534	82	10,499

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Cost of sales	42	42	43
General and administration expenses	209	237	238
Discontinued operations	—	10	34
Total amortization expense	251	289	315

During the year ended December 31, 2015, the Group recognized an $18 million benefit from a cumulative adjustment to correct for amortization expense related to customer relationships that was recorded in error since January 2012 at Pactiv Foodservice.

Refer to note 17 for details of security granted over the Group's intangible assets.

14.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other identifiable intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually (as of December 31) as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

	As of December 31,
	2015			2014
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Evergreen	67	34	—	67	34	—
Closures	363	—	—	378	—	—
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,693	526	63	1,695	526	62
Graham Packaging	1,411	250	—	1,418	250	—
Total	5,447	1,660	63	5,471	1,660	62

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the forecasted 2016 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2016 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2016 Adjusted EBITDA is subject to final review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2015 ranged between 7.5x and 10x. Costs to sell were estimated to be 1%-1.5% of the fair value of each segment depending on the magnitude of the fair value.

In connection with the goodwill impairment test, the Group determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 5%. This percentage is lower than 2014 due to a decline in forecasted results and a lower estimated earnings multiple, which were updated as part of the year end analysis.  A reduction of 5% in the estimated earnings multiple or forecasted EBITDA for Graham Packaging could result in a goodwill impairment.

The estimated fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 8.2% was based on market factors and costs to sell were estimated to be 1.5% of the fair value of each asset.

As of December 31, 2015, there was no impairment of goodwill or indefinite life identifiable intangible assets (2014: none; 2013: none). It is reasonably possible that within the next 12 months, the Group could recognize goodwill impairment charges if there are declines in profitability due to changes in sales volume, pricing, cost or the business environment. These changes could cause the Group to record impairment charges in future periods, which could be material.

15.    Investments in associates and joint ventures

A summary of financial information not adjusted for the percentage ownership held by the Group for associates and joint ventures (equity method) is detailed below:

(In $ million)	2015	2014	2013
Current assets	33	30
Non-current assets	20	22
Total assets	53	52
Current liabilities	19	17
Non-current liabilities	7	8
Total liabilities	26	25

Revenue	53	50	40
Expenses	(49)	(47)	(39)
Profit (loss) from continuing operations	4	3	1
Profit (loss) from discontinued operations, net of income tax	14	51	49

The operating entities include Ducart Evergreen Packaging Ltd ("Ducart") and Banawi Evergreen Packaging Company Limited ("Banawi") whose reporting dates are November 30, Graham Blow Pack Private Limited whose reporting date is September 30 and Eclipse Closures, LLC whose reporting date was December 31. The Eclipse Closures, LLC joint venture was dissolved as of August 2014. No adjustments were made to

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

the financial statements for the purpose of applying the equity method of accounting as there were no significant events or transactions that occurred between the reporting date of each respective operating entity and December 31, 2015.

Discontinued operations include SIG Combibloc Obeikan Company Limited and SIG Combibloc Obeikan FZCO whose reporting dates are December 31.

With respect to the Ducart and Banawi joint ventures, dividends are limited to the joint venture's accumulated profits after certain local reserve levels have been attained.

15.1    Movements in carrying values of investments in associates and joint ventures (equity method)

	As of December 31,
(In $ million)	2015	2014
Balance as of the beginning of the year	18	149
Share of profit, net of income tax	2	22
Transfers to assets held for sale	—	(121)
Dividends received	—	(25)
Effect of movement in exchange rates	—	(7)
Balance as of the end of the year	20	18
Amount of goodwill in carrying value of associates and joint ventures (equity method)	—	—

16.    Trade and other payables

	As of December 31,
(In $ million)	2015	2014
Trade payables	623	720
Accrued interest	195	295
Related party payables (refer to note 22)	3	4
Other payables and accrued expenses	331	362
Total current trade and other payables	1,152	1,381
Non-current payables	44	40

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

17.    Borrowings

As of December 31, 2015, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2015	2014
Securitization Facility(a)	316	405
Credit Agreement(b)	2,448	2,548
September 2012 Senior Secured Notes(c)	3,237	3,250
February 2012 Senior Notes(c)	9	9
August 2011 Senior Secured Notes(c)	626	1,500
August 2011 Senior Notes(c)	1,272	2,241
February 2011 Senior Secured Notes(c)	995	1,000
February 2011 Senior Notes(c)	995	1,000
October 2010 Senior Secured Notes(c)	592	1,500
October 2010 Senior Notes(c)	613	1,500
May 2010 Senior Notes(c)	670	1,000
2013 Related Party Notes at 5.625%(d)	642	650
2013 Related Party Notes at 6.000%(d)	590	590
Pactiv 2017 Debentures(e)	300	300
Pactiv 2018 Notes(e)	16	16
Pactiv 2025 Debentures(e)	276	276
Pactiv 2027 Debentures(e)	200	200
Other borrowings(f)	46	39
Total principal amount of borrowings	13,843	18,024
Transaction costs	(122)	(234)
Embedded derivatives	43	68
Fair value adjustment at acquisition	(3)	(1)
Carrying value	13,761	17,857

Current borrowings	976	477
Non-current borrowings	12,785	17,380
Total borrowings	13,761	17,857

(a)        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in U.S. dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the administrative agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. During the year ended December 31, 2015, interest was charged at 2.10% to 2.34%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

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

(b)        Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013 and February 25, 2015 (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of December 31, 2015 (in million)	Applicable interest rate as of December 31, 2015
Term Tranches
U.S. Term Loans	$	December 1, 2018	2,135	2,135	LIBOR floor of 1.000% + 3.500%
European Term Loans	€	December 1, 2018	287	287	EURIBOR floor of 1.000% + 3.500%
Revolving Tranches(1)
U.S. Revolving Loans	$	December 27, 2018	120	62	—
European Revolving Loans	€	December 27, 2018	54	—	—

(1)	The Revolving Tranches were utilized in the form of bank guarantees and letters of credit.

On February 25, 2015, RGHL and the Group amended the Credit Agreement to, among other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales and (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the October 2010 Senior Secured Notes, the February 2011 Senior Secured Notes, the August 2011 Senior Secured Notes and the September 2012 Senior Secured Notes (each as defined below, and together, the “Reynolds Senior Secured Notes”).

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans, commencing with the fiscal quarter ended March 31, 2014. Beginning with the fiscal year ended December 31, 2014, the borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met) as determined in accordance with the Credit Agreement. During the year ended December 31, 2015, the borrowers made a prepayment of $64 million related to the prior year. There is no excess cash flow that would require a prepayment to be made in 2016. Future quarterly amortization payments are reduced by any excess cash flow amounts. As a result, the next scheduled quarterly amortization payment is due September 30, 2017.

The Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of RGHL and the Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of RGHL and the Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 5. If RGHL and the Group are unable to meet the Guarantor Coverage Test, RGHL and the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The Credit Agreement provides RGHL and the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that RGHL and the Group meet the Guarantor Coverage Test, RGHL and the Group have the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below) and the 2013 Notes (as defined below).

(c)        Reynolds Notes

The Group's borrowings as of December 31, 2015 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

	Issue date	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
September 2012 Senior Secured Notes	September 28, 2012	3,237	5.750%	October 15, 2020	April 15 and October 15
February 2012 Senior Notes	February 15, 2012	9	9.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Secured Notes	August 9, 2011	626	7.875%	August 15, 2019	February 15 and August 15
August 2011 Senior Notes	August 9, 2011 and August 10, 2012	1,272	9.875%	August 15, 2019	February 15 and August 15
February 2011 Senior Secured Notes	February 1, 2011	995	6.875%	February 15, 2021	February 15 and August 15
February 2011 Senior Notes	February 1, 2011	995	8.250%	February 15, 2021	February 15 and August 15
October 2010 Senior Secured Notes	October 15, 2010	592	7.125%	April 15, 2019	April 15 and October 15
October 2010 Senior Notes	October 15, 2010	613	9.000%	April 15, 2019	April 15 and October 15
May 2010 Senior Notes	May 4, 2010	670	8.500%	May 15, 2018	May 15 and November 15

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

On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 2013 Senior Notes (as defined below).

On April 16, 2015, the Group redeemed $218 million of the October 2010 Senior Secured Notes at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the redemption date.

Refer to note 9 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for borrowings

The shares in the Company and in Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II") (a related party of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company, certain subsidiaries of the Company and BP II have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Certain guarantee and security arrangements

All of the guarantors of the Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

Certain guarantors have granted security over certain of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the Credit Agreement.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

(d)         2013 Related Party Notes

On November 15, 2013, BP II and Beverage Packaging Holdings II Issuer Inc. (a wholly-owned subsidiary of the Company) (together, the "2013 Notes Issuers") issued $650 million principal amount of 5.625% senior notes due 2016 (the "2013 Senior Notes"). Interest on the 2013 Senior Notes is paid semi-annually on June 15 and December 15, commencing December 15, 2013. The proceeds of the 2013 Senior Notes were used to redeem the 2007 Senior Notes (as defined below) at a redemption price of 100% of the aggregate principal amount and to pay fees and expenses related to the transaction. As of December 31, 2015, $642 million principal amount is outstanding on the 2013 Senior Notes.

Concurrent with the issuance of the 2013 Senior Notes, BP II loaned $650 million principal amount to the Company with an interest rate of 5.625% (the "2013 Related Party Notes at 5.625%"). The interest payment dates and final maturity date of the 2013 Related Party Notes at 5.625% are consistent with those of the 2013 Senior Notes.

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

Concurrent with the issuance of the 2013 Senior Subordinated Notes, BP II loaned $590 million principal amount to the Company with an interest rate of 6.000% (the "2013 Related Party Notes at 6.000%" and, together with the 2013 Related Party Notes at 5.625%, the "2013 Related Party Notes"). The interest payment dates and final maturity date of the 2013 Related Party Notes at 6.000% are consistent with those of the 2013 Senior Subordinated Notes.

The 2013 Notes are unsecured. All of the guarantors of the Credit Agreement have guaranteed the obligations under the 2013 Notes to the extent permitted by law.

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

        2007 Related Party Notes

On June 29, 2007, BP II issued €480 million principal amount of 8.000% senior notes due 2016 (the “2007 Senior Notes”) and €420 million principal amount of 9.500% senior subordinated notes due 2017 (the “2007 Senior Subordinated Notes” and, together with the 2007 Senior Notes, the “2007 Notes”). Interest on the 2007 Notes was paid semi-annually on June 15 and December 15. Concurrent with the issuance of the 2007 Notes, BP II loaned €900 million to the Company, consisting of €480 million principal amount with an interest rate of 8.000% (the "Related Party Notes at 8.000%") and €420 million principal amount with an interest rate of 9.500% (the "Related Party Notes at 9.500%" and, together with the Related Party Notes at 8.000%, the "2007 Related Party Notes"). The interest payment dates and final maturity date of the 2007 Related Party Notes were consistent with those of the 2007 Notes.

The 2007 Senior Notes were secured on a second-priority basis and the 2007 Senior Subordinated Notes were secured on a third-priority basis, by all of the equity interests of the Company held by RGHL and the receivables under a loan of the proceeds of the 2007 Notes made by BP II to the Company. All of the guarantors of the Credit Agreement guaranteed the obligations under the 2007 Notes to the extent permitted by law.

During the year ended December 31, 2013, BP II satisfied and discharged the 2007 Notes, as discussed above, and the 2007 Related Party Notes were repaid.

(e)    Pactiv Notes

As of December 31, 2015, the Group had outstanding the following notes and debentures (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC (formerly Pactiv Corporation):

	Date acquired by the Group	Principal amounts outstanding (in $ million)	Interest rate	Maturity date	Semi-annual interest payment dates
Pactiv 2017 Debentures	November 16, 2010	300	8.125%	June 15, 2017	June 15 and December 15
Pactiv 2018 Notes	November 16, 2010	16	6.400%	January 15, 2018	January 15 and July 15
Pactiv 2025 Debentures	November 16, 2010	276	7.950%	December 15, 2025	June 15 and December 15
Pactiv 2027 Debentures	November 16, 2010	200	8.375%	April 15, 2027	April 15 and October 15

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
For the year ended December 31, 2015

indentures governing the Pactiv Notes) or on the capital stock or debt of certain subsidiaries that own or lease any such principal manufacturing property and (ii) sell and then take an immediate lease back of such principal manufacturing property.

The Pactiv 2017 Debentures, the Pactiv 2018 Notes and the Pactiv 2027 Debentures may be redeemed at any time at the Group's option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

(f)     Other borrowings

As of December 31, 2015, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes, the 2013 Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2015, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2015 also included finance lease obligations of $25 million (2014: $28 million).

18.    Employee benefits

18.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2015	2014
Salaries and wages accrued	155	138
Provision for annual leave	41	45
Provision for other employee benefits	28	33
Provision for exit from multi-employer pension plans	86	92
Defined benefit obligations:
Pension benefits	967	1,145
Post-employment medical benefits	111	122
Total employee benefits liabilities	1,388	1,575
Current	212	201
Non-current	1,176	1,374
Total employee benefits liabilities	1,388	1,575

Included in liabilities directly associated with assets held for sale at December 31, 2014 is $162 million of employee benefits liabilities.

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
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 95% (2014: 86%, including SIG pension plan obligations) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2015, the Pactiv Retirement Plan was underfunded by $865 million. The Pactiv Retirement Plan adopted new mortality tables published by the U.S. Society of Actuaries in the fourth quarter of 2014. Implementation of the new tables increased the Pactiv Retirement Plan liability by $343 million in 2014.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. Regulations for funding of U.S. pensions plans are not expected to adopt the new mortality tables until 2017. The Group does not expect to make contributions to the Pactiv Retirement Plan in 2016. Expected contributions during the year ending December 31, 2016 for all other defined benefit plans are estimated to be up to $7 million.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.
In connection with the sale of SIG, the Group retained the assets and liabilities associated with the SIG U.S. pension plan with a net liability of approximately $3 million; however, all other SIG-related defined benefit plan assets and liabilities have transferred to the purchaser. Accordingly, as of December 31, 2014, a net pension obligation of $8 million was classified as held for sale, comprised of a $118 million benefit plan asset position included in assets held for sale and a $126 million pension obligation included in liabilities directly associated with assets held for sale.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2015	2014	2015	2014	2015	2014
Balance as of January 1	5,926	5,316	(4,773)	(4,837)	1,153	479
Included in profit or loss:
Current service cost	14	20	—	—	14	20
Interest cost (income)	206	221	(161)	(201)	45	20
Administrative expenses	—	—	27	18	27	18
Total expense (income) recognized in profit or loss	220	241	(134)	(183)	86	58
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(95)	421	—	—	(95)	421
Financial assumptions	(190)	412	—	—	(190)	412
Return on plan assets, excluding interest income	—	—	32	(129)	32	(129)
Total remeasurement (gains) losses	(285)	833	32	(129)	(253)	704
Other movements:
Contributions by the Group	—	—	(14)	(51)	(14)	(51)
Benefits paid by the plans	(300)	(352)	300	352	—	—
Business disposals	(657)	(28)	648	—	(9)	(28)
Effect of movements in exchange rates	(5)	(84)	9	75	4	(9)
Total other movements	(962)	(464)	943	376	(19)	(88)
Balance as of December 31	4,899	5,926	(3,932)	(4,773)	967	1,153

Comprised of:
Pactiv Retirement Plan	4,635	4,809	(3,770)	(3,830)	865	979
Other plans	264	482	(162)	(316)	102	166
	4,899	5,291	(3,932)	(4,146)	967	1,145
Plans associated with assets held for sale	—	635	—	(627)	—	8
Balance as of December 31	4,899	5,926	(3,932)	(4,773)	967	1,153

Comprised of:
Funded plans					904	1,080
Plans associated with assets held for sale					—	8
Unfunded plans					63	65
Total net pension benefits liability					967	1,153

Included in the statements of financial position as:
Employee benefits liabilities					967	1,145
Liabilities directly associated with assets held for sale					—	126
Assets held for sale					—	(118)
Total net pension benefits liability					967	1,153
The Group's pension plans had a weighted average duration of 10 years (2014: 11 years).

For the year ended December 31, 2013, the Group recognized remeasurement gains of $950 million directly in other comprehensive income. The gains were comprised of $33 million of gains from changes in demographic assumptions, $376 million of gains from changes in financial assumptions and $541 million from gains on plan assets, excluding interest.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Cost of sales	15	14	20
General and administration expenses	69	33	58
Total plan net expense from continuing operations	84	47	78
Discontinued operations	2	11	11
Total plan net expense	86	58	89

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2013 was comprised of current service cost of $21 million, administrative expense of $16 million and interest expense of $205 million, partially offset by interest income of $152 million and a gain on curtailment of $1 million.

During the year ended December 31, 2015, the plan net expense of the Pactiv Retirement Plan was $65 million (2014: $31 million; 2013: $57 million).

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2015	2014
Equity instruments	2,511	3,219
Debt instruments	622	889
Property	312	424
Other	487	241
Total plan assets	3,932	4,773

Approximately 96% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) approximately $2,400 million of exposure to equity markets, which includes exposure to approximately $1,700 million of U.S. equities held through a combination of listed equities and equity index derivatives, and exposure to approximately $545 million of non-U.S. equities held through unlisted index funds; (ii) approximately $600 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $302 million of exposure to property held through unlisted commingled funds.

Included in the value of the Pactiv Retirement Plan equity instruments is approximately $1,500 million of cash and short-term investments, including short-term government bonds, reflecting the amounts set aside for the notional value of the equity instruments underlying the derivatives.

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

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2015 and 2014, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2015	2014	2013
Discount rates at December 31	0.8% - 7.3%	0.7% - 7.0%	1.0% - 8.0%
Future salary increases	0.0% - 7.0%	0.0% - 7.0%	0.0% - 5.0%
Future pension increases	0.0% - 4.0%	0.0% - 4.0%	0.0% - 3.8%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2015 and 2014 was 4.4% and 4.0%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2015 for 2015 and projection scale MP-2014 for 2014.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	(8)	7
Effect on the defined benefit obligation	(246)	271

The mortality tables used for the mortality assumption included projections of improved life expectancy. These tables are only changed infrequently; however, when they change they can have a significant impact on the plan liability. Estimates of the impact of mortality table changes are complex and difficult to measure. The Group does not expect changes to the mortality tables similar to those adopted in 2014 to occur in the next several years.

18.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.0% for the years ended December 31, 2015, 2014 and 2013.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2015 for 2015 and projection scale MP-2014 for 2014.

The Group expects to contribute $5 million to the post-employment medical benefit plans during the annual period ending December 31, 2016.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2015	2014
Liability for post-employment medical obligations as of the beginning of the year	122	114
Included in profit or loss:
Current service cost	2	2
Interest cost	5	5
Past service cost	—	(2)
Total expense recognized in profit or loss	7	5
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(11)	3
Actuarial (gains) losses from changes in financial assumptions	(2)	7
Total remeasurement (gains) losses	(13)	10
Other movements:
Contributions by plan participants	—	1
Benefits paid by the plans	(5)	(8)
Total other movements	(5)	(7)
Liability for post-employment medical obligations as of the end of the year	111	122

For the year ended December 31, 2013, the Group recognized benefit plan expense of $7 million related to post-employment medical obligations. The benefit plan expense was comprised of $2 million of current service cost and $5 million of interest cost.

For the year ended December 31, 2013, the Group recognized remeasurement gains of $20 million directly in other comprehensive income. The gains were comprised of $10 million of gains each from changes in financial assumptions and from changes in demographic assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	3	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	(11)	13

18.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2015, the Group recorded expense of $62 million (2014: $55 million; 2013: $63 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

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
The most significant of the multi-employer pension plans in which the Group participated was the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participated. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. Pursuant to these agreements the Group is required to make withdrawal liability payments to PIUMPF in amounts to be determined through future negotiations with PIUMPF, but which the Group currently estimates to be approximately $5 million per year for 20 years. As a result, the Group has a liability of $78 million as of December 31, 2015 ($82 million as of December 31, 2014) for the present value of such future payments. However, the amount may change depending on negotiations with PIUMPF. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 24, 2016, the Group has not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has recorded in prior years a withdrawal liability of $9 million for payments to be made over 20 years for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of about $6 million annually over the next 20 years.
19.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2014	38	19	38	30	125
Provisions made	—	12	22	18	52
Provisions used	(1)	(20)	(17)	(6)	(44)
Provisions reversed	—	(3)	(1)	(4)	(8)
Other transfers	2	1	1	—	4
Effect of movements in exchange rates	—	(2)	—	(1)	(3)
Balance as of December 31, 2015	39	7	43	37	126
Current	2	6	26	21	55
Non-current	37	1	17	16	71
Total provisions as of December 31, 2015	39	7	43	37	126
Current	2	17	25	10	54
Non-current	36	2	13	20	71
Total provisions as of December 31, 2014	38	19	38	30	125

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

Other provisions

Other provisions as of December 31, 2015 included a $12 million indemnification reserve, $8 million of environmental remediation programs (2014: $7 million) and $6 million of onerous leases (2014: $10 million).

20.    Equity

20.1    Share capital

	For the year ended December 31,
Number of shares	2015	2014	2013
Balance at the beginning of the year	425,550	10,170	13,063,527
Repurchase of shares	(42,555)	—	—
Capital restructure	—	—	(13,053,357)
Conversion of shares	—	415,380	—
Balance at the end of the year	382,995	425,550	10,170

On November 16, 2015, the Company repurchased and canceled 42,555 class J shares for consideration of $123 million from RGHL, its sole shareholder.

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

In order to maintain or adjust the capital structure, the Directors may elect to take a number of measures including, for example, to dispose of assets or operating segments of the business, alter its short to medium term plans with respect to capital projects and working capital levels, or re-balance the level of equity and external debt in place.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

(a)	Foreign currency exchange rate risk

As a result of the Group's international operations, foreign currency exchange risk exposures exist on sales, purchases, financial assets and borrowings that are denominated in currencies that are not the functional currency of that subsidiary. In these circumstances, a change in exchange rates would impact the profit or loss component of the Group's statement of comprehensive income.

In accordance with the Group's treasury policy, the Group takes advantage of natural offsets to the extent possible. Therefore, when commercially feasible, the Group borrows in the same currencies in which cash flows from operations are generated. On a limited basis, the Group uses derivatives to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. The Group generally does not hedge its exposure to translation gains or losses in respect of its non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, the Group may enter into derivatives to hedge foreign currency exchange risk arising from specific transactions.

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2015:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency futures	Sell	Japanese yen	3,632,933,567		$118.55 - 122.81	Jan 2016 - Nov 2016
Currency futures	Sell	South Korean won	1,482,479,555		$1,202.77 - 1,207.88	Jan 2016 - Dec 2016
Currency forwards	Sell	CA$	104,186,138		$1.2032 - 1.3882	Jan 2016 - Dec 2016
Currency forwards	Buy	EUR	234,701		$0.9183	Jan 2016

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2015, the Group recognized an unrealized gain of $2 million (2014: unrealized gain of $3 million; 2013: none) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2015, the Group recognized a realized gain of $14 million (2014: realized gain of $1 million; 2013: none) as a component of net other income (expenses) in the statements of comprehensive income.
A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2015, would have resulted in a $1 million reduction (increase) in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

The Group is exposed to foreign currency exchange risk on certain intercompany borrowings between certain of its entities with different functional currencies.
The Group is also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €175 million related to the sale of SIG.

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
For the year ended December 31, 2015

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

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Fixed rate instruments
Related party borrowings	(1,232)	(642)	(590)	—	—
Borrowings	(9,846)	(22)	(992)	(6,353)	(2,479)
Total fixed rate instruments	(11,078)	(664)	(1,582)	(6,353)	(2,479)
Floating rate instruments
Cash and cash equivalents	1,976	1,976	—	—	—
Borrowings	(2,765)	(2,765)	—	—	—
Total floating rate instruments	(789)	(789)	—	—	—
Total	(11,867)	(1,453)	(1,582)	(6,353)	(2,479)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Fixed rate instruments
Related party receivables	90	90	—	—	—
Related party borrowings	(1,240)	—	(1,240)	—	—
Borrowings	(13,828)	(10)	(305)	(7,771)	(5,742)
Total fixed rate instruments	(14,978)	80	(1,545)	(7,771)	(5,742)
Floating rate instruments
Cash and cash equivalents	1,588	1,588	—	—	—
Bank overdrafts	(1)	(1)	—	—	—
Borrowings	(2,956)	(2,956)	—	—	—
Total floating rate instruments	(1,369)	(1,369)	—	—	—
Total	(16,347)	(1,289)	(1,545)	(7,771)	(5,742)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Fair value sensitivity analysis

A change in interest rates impacts the fair value of the Group's fixed rate borrowings. Given all debt instruments are carried at amortized cost, a change in interest rates would not impact the profit or loss component of the statement of comprehensive income.

Cash flow sensitivity analysis

The underlying three-month LIBOR and Euro Interbank Offered Rate ("EURIBOR") as of December 31, 2015 were 0.61% and (0.13)%, respectively. A change in interest rates would impact future interest payments and receipts on the Group's floating rate liabilities and assets. An increase or decrease in interest rates of 100 basis points at the reporting date would impact the statement of comprehensive income result and equity by the amounts described below, based on the assets and liabilities held at the reporting date, and a one-year timeframe. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The analysis is performed on the same basis for comparative years.

As of December 31, 2015, most of the Group's debt has been issued with a fixed interest rate. While interest on the outstanding U.S. Term Loan and European Term Loan under the Credit Agreement is at a floating rate, there is a LIBOR/EURIBOR floor of 1%. Given current LIBOR/EURIBOR rates, a 100 basis point increase in interest rates would result in a $13 million increase in interest expense on the U.S. Term Loan and

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

no impact on interest expense on the European Term Loan under the Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European Term Loans due to the LIBOR and EURIBOR floors under the Credit Agreement.

The interest rate on the Securitization Facility as of December 31, 2015 was 2.34%. Based on the outstanding debt commitments under the Securitization Facility as of December 31, 2015, a one-year timeframe and all other variables remaining constant, a 100 basis point increase in interest rates would result in a $3 million increase in interest expense while a 100 basis point decrease in interest rates would result in a $1 million decrease in interest expense, due to the low variable rate portion of the Securitization Facility interest rate.

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

The Group's objective is to ensure that its commodity and other price risk exposure is kept at an acceptable level. In accordance with the Group's treasury policy, the Group enters into derivative instruments to reduce the Group's exposure in relation to the cost of resin (and its components), natural gas, diesel, electricity and aluminum. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when the Group can pass on these raw material costs changes to its customers or (b) fix the Group's input costs for a period of time.

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2015:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	37,257	$1,449 - $2,356	Jan 2016 - Sep 2017*
Aluminum Midwest Premium swaps	pound	76,579,896	$0.06 - $0.22	Jan 2016 - Jan 2017
Natural gas swaps	million BTU	4,878,257	$2.23 - $3.30	Jan 2016 - Dec 2016
Paraxylene swaps	pound	2,732,629	$0.44 - $0.52	Jan 2016 - Jun 2016
Polymer-grade propylene swaps	pound	52,736,392	$0.33 - $0.49	Jan 2016 - Dec 2016
Benzene swaps	U.S. liquid gallon	14,842,550	$2.25 - $2.89	Jan 2016 - Sep 2016
Diesel swaps	U.S. liquid gallon	12,615,528	$2.38 - $3.19	Jan 2016 - Dec 2016
Low-density polyethylene swaps	pound	15,000,000	$0.80 - $1.01	Jan 2016 - Jun 2016
High-density polyethylene film swaps	metric tonne	4,883	$1,305 - $1,360	Jan 2016 - Dec 2016

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in September 2017.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2015, the Group recognized an unrealized gain of $112 million (2014: unrealized loss of $134 million; 2013: unrealized gain of $3 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2015, the Group recognized a realized loss of $182 million (2014: realized loss of $2 million; 2013: realized loss of $8 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2015, would have resulted in a $2 million increase (reduction) in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

21.3    Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and related entities.

Given the diverse global operations and customers across the Group, the Directors have delegated authority for credit control procedures to each of the segments within the Group, subject to certain Group-determined limits. Each operating business is responsible for managing its own credit control procedures. These include, but are not limited to, reviewing the individual characteristics of new customers for creditworthiness before accepting the customer and agreeing upon purchase limits and terms of trade. If considered appropriate the operating business may take out insurance for specific debtors.

Generally, the Group does not require collateral with respect to trade and other receivables. Goods are generally sold subject to retention of title clauses, so that in the event of non-payment the Group may have a secured claim. For certain sales letters of credit are obtained.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount represents the maximum credit exposure. Refer to note 11 for additional information.

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

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2015, the Group had $1,976 million of cash and cash equivalents on hand.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2015, the Group had undrawn lines of credit under the revolving facilities of the Credit Agreement totaling $58 million and €54 million ($59 million) (2014: $57 million and €39 million ($48 million)). In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Non-derivative financial liabilities
Trade and other payables	(1,152)	(954)	(954)	—	—	—
Related party borrowings	(1,227)	(1,322)	(714)	(608)	—	—
Borrowings, including interest	(12,534)	(16,363)	(1,195)	(5,059)	(7,331)	(2,778)
	(14,913)	(18,639)	(2,863)	(5,667)	(7,331)	(2,778)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	7	7	—	—	—
Outflows	(13)	(20)	(20)	—	—	—
	(13)	(13)	(13)	—	—	—
Total	(14,926)	(18,652)	(2,876)	(5,667)	(7,331)	(2,778)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2014
Non-derivative financial liabilities
Bank overdrafts	(1)	(1)	(1)	—	—	—
Trade and other payables	(1,381)	(1,086)	(1,086)	—	—	—
Related party borrowings	(1,230)	(1,402)	(72)	(1,330)	—	—
Borrowings, including interest	(16,627)	(22,908)	(1,654)	(2,650)	(12,184)	(6,420)
	(19,239)	(25,397)	(2,813)	(3,980)	(12,184)	(6,420)
Derivative financial liabilities
Commodity and foreign currency derivatives:
Inflows	—	30	30	—	—	—
Outflows	(105)	(135)	(135)	—	—	—
	(105)	(105)	(105)	—	—	—
Total	(19,344)	(25,502)	(2,918)	(3,980)	(12,184)	(6,420)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

21.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2015
Assets
Cash and cash equivalents	—	1,976	—	1,976	1,976
Current and non-current receivables	—	1,118	—	1,118	1,118
Derivative financial assets:
Commodity and foreign currency derivatives	7	—	—	7	7
Embedded derivatives	99	—	—	99	99
Total assets	106	3,094	—	3,200	3,200
Liabilities
Trade and other payables	—	—	(1,152)	(1,152)	(1,152)
Non-current payables	—	—	(44)	(44)	(44)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(20)	—	—	(20)	(20)
Related party borrowings	—	—	(1,227)	(1,227)	(1,210)
Borrowings	—	—	(12,534)	(12,534)	(12,679)
Total liabilities	(20)	—	(14,957)	(14,977)	(15,105)

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2014
Assets
Cash and cash equivalents	—	1,588	—	1,588	1,588
Current and non-current receivables	—	1,290	—	1,290	1,290
Derivative financial assets:
Commodity and foreign currency derivatives	26	—	—	26	26
Embedded derivatives	296	—	—	296	296
Total assets	322	2,878	—	3,200	3,200
Liabilities
Bank overdrafts	—	—	(1)	(1)	(1)
Trade and other payables	—	—	(1,381)	(1,381)	(1,381)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity and foreign currency derivatives	(131)	—	—	(131)	(131)
Related party borrowings	—	—	(1,230)	(1,230)	(1,219)
Borrowings	—	—	(16,627)	(16,627)	(17,322)
Total liabilities	(131)	—	(19,279)	(19,410)	(20,094)

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
For the year ended December 31, 2015

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2015
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(13)	—	(13)
Embedded derivatives	—	99	—	99
Total	—	86	—	86

As of December 31, 2014
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity and foreign currency derivatives, net	—	(105)	—	(105)
Embedded derivatives	—	296	—	296
Total	—	191	—	191

There were no transfers between any levels during the years ended December 31, 2015 and 2014. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

22.    Related parties

Parent and ultimate controlling party

The immediate parent of the Group is RGHL, the ultimate parent of the Group is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2015	2014	2013
Employee benefits	11	12	12
Total compensation expense to key management personnel	11	12	12

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2015, 2014 and 2013.

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2015	2014	2013	2015	2014
Balances and transactions with immediate and ultimate parent entities
Included in related party and other non-current receivables				—	90
Loans advanced(a)(b)	—	70	21
Interest income	4	—	—

Balances and transactions with joint ventures
Included in trade and other receivables, net				6	37
Sale of goods and services(c)(d)	52	196	221

Balances and transactions with Rank Group Limited
Included in trade and other payables				—	(1)
Recharges(e)	(12)	(5)	(6)

Balances and transactions with Rank Group North America Inc.
Included in trade and other receivables, net				1	1
Recharges	5	6	3
Included in trade and other payables				—	—
Recharges	(15)	(17)	(18)

Balances and transactions with BP II
Included in borrowings(f)				(1,230)	(1,233)
Loans advanced	—	—	(1,228)
Interest expense	(71)	(72)	(110)
Extinguishment of premium	—	—	(18)

Balances and transactions with other related parties
Included in trade and other receivables, net				—	1
Sale of goods	1	4	4
Recharges	1	2	3
Included in trade and other payables				(1)	—
Purchase of goods(d)(g)	—	(39)	(46)
Included in borrowings				—	—
Loan advanced	—	—	(2)

(a)	In November 2013, the Group lent the euro equivalent of $21 million to its immediate parent. The advance due accrued interest at a rate of 5.80%. The loan was settled on December 16, 2015.

(b)
On June 6, 2014 the Group lent $39 million to its immediate parent. The advance due accrued interest at a rate of 3.00%. The loan is repayable on December 31, 2016 or such other date as agreed by the borrower and lender. On November 14, 2014 the Group lent the euro equivalent of $31 million to its parent entity. The advance due accrued interest at a rate of 5.80%. The loan was settled on December 16, 2015.

(c)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(d)	Includes related party transactions entered into by SIG before its sale in March 2015.

(e)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These costs are primarily related to services provided and the Group's financing and other activities.

(f)	Refer to note 17 for further details on the Group's borrowings with BP II.

(g)	Includes transactions with an entity sold to a non-related party in December 2014 while under common ownership.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

23.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Continuing operations
Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.R.L. (a)	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A. (in liquidation)	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L. (b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd.	Dec-31	China	51	51	51
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company OY	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (in liquidation)	Dec-31	Germany	100	100	100
Pactiv-Omni Germany Holdings GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesoriìa en Plaìstico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Reynolds Metals Company de Mexico, S. de R.L. de C.V. (c)	Dec-31	Mexico	—	100	—
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closures Systems International Nepal Private Limited	Jul-31	Nepal	100	100	100
BPTE B.V.	Dec-31	Netherlands	100	100	100
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited (d)	Dec-31	New Zealand	100	—	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland Sp. z.o.o.	Dec-31	Poland	100	100	100
Omni Pac Poland Sp. z.o.o.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi	Dec-31	Turkey	100	100	100
Alpha Products (Bristol) Limited (e)	Dec-31	United Kingdom	—	100	—
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
CSl UK Oldco Limited (e)	Dec-31	United Kingdom	—	100	—
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Ivex Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited (f)	Jun-30	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Caerphilly) Limited (e)	Dec-31	United Kingdom	—	100	—
Pactiv (Films) Limited (e)	Dec-31	United Kingdom	—	100	—
Reynolds Consumer Products (UK) Limited	Dec-31	United Kingdom	100	100	100
Reynolds Subco (UK) Limited	Dec-31	United Kingdom	100	100	100
The Baldwin Group Limited (f)	Jun-30	United Kingdom	100	100	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership) (b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GPACSUB LLC (c)	Dec-31	U.S.A.	—	100	—
GPC Capital Corp. I (c)	Dec-31	U.S.A.	—	100	—
GPC Capital Corp. II (c)	Dec-31	U.S.A.	—	100	—
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Comerc USA LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Controllers USA LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging GP Acquisition LLC (c)	Dec-31	U.S.A.	—	100	—

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LC, L.P. (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging LP Acquisition LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Minster LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Poland, L.P. (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Regioplast STS Inc. (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging Technological Specialties LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Packaging West Jordan, LLC (c)	Dec-31	U.S.A.	—	100	—
Graham Recycling Company L.P. (c)	Dec-31	U.S.A.	—	100	—
Master Containers, LLC (c)	Dec-31	U.S.A.	—	100	—
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv NA II LLC (e)	Dec-31	U.S.A.	—	100	—
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics, Inc.	Dec-31	U.S.A.	100	100	100
Spirit Foodservice, LLC (c)	Dec-31	U.S.A.	—	100	—
Spirit Foodservice Products, LLC (c)	Dec-31	U.S.A.	—	100	—
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A.	Dec-31	Venezuela	100	100	100
Graham Packaging Plasticos de Venezuela C.A. (g)	Dec-31	Venezuela	—	100	—
Discontinued operations (g)
SIG Combibloc Argentina S.R.L.	Dec-31	Argentina	—	100	—
Whakatane Mill Australia Pty Limited	Dec-31	Australia	—	100	—
SIG Austria Holding GmbH	Dec-31	Austria	—	100	—
SIG Combibloc GmbH	Dec-31	Austria	—	100	—
SIG Combibloc GmbH & Co KG	Dec-31	Austria	—	100	—
SIG Beverages Brasil Ltda.	Dec-31	Brazil	—	100	—
SIG Combibloc do Brasil Ltda.	Dec-31	Brazil	—	100	—
SIG Combibloc Chile Limitada	Dec-31	Chile	—	100	—
SIG Combibloc (Suzhou) Co. Ltd.	Dec-31	China	—	100	—

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2015	2014	2015
SIG Combibloc s.r.o.	Dec-31	Czech Republic	—	100	—
SIG Combibloc SARL	Dec-31	France	—	100	—
SIG Beteiligungs GmbH	Dec-31	Germany	—	100	—
SIG Combibloc GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Holding GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Systems GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Zerspanungstechnik GmbH	Dec-31	Germany	—	100	—
SIG Euro Holding AG & Co. KGaA	Dec-31	Germany	—	100	—
SIG Information Technology GmbH	Dec-31	Germany	—	100	—
SIG International Services GmbH	Dec-31	Germany	—	100	—
SIG Combibloc Limited (in liquidation)	Dec-31	Hong Kong	—	100	—
SIG Combibloc KFT	Dec-31	Hungary	—	100	—
PT. SIG Combibloc Indonesia	Dec-31	Indonesia	—	100	—
SIG Combibloc S.r.l.	Dec-31	Italy	—	100	—
SIG Combibloc Korea Ltd.	Dec-31	Korea	—	100	—
Middle America M.A., S.A. de C.V.	Dec-31	Mexico	—	100	—
SIG Combibloc Mexico, S.A. de C.V.	Dec-31	Mexico	—	100	—
SIG Tecnologica para Plasticos de Mexico, S. de R.L. de C.V.	Dec-31	Mexico	—	100	—
SIG Combibloc B.V.	Dec-31	Netherlands	—	100	—
Whakatane Mill Limited	Dec-31	New Zealand	—	100	—
SIG Combibloc Sp. z.o.o.	Dec-31	Poland	—	100	—
OOO SIG Combibloc	Dec-31	Russia	—	100	—
SIG Combibloc S.A.	Dec-31	Spain	—	100	—
SIG Combibloc AB	Dec-31	Sweden	—	100	—
SIG allCap AG	Dec-31	Switzerland	—	100	—
SIG Combibloc Group AG	Dec-31	Switzerland	—	100	—
SIG Combibloc Procurement AG	Dec-31	Switzerland	—	100	—
SIG Combibloc (Schweiz) AG	Dec-31	Switzerland	—	100	—
SIG Schweizerische Industrie-Gesellschaft AG	Dec-31	Switzerland	—	100	—
SIG Technology AG	Dec-31	Switzerland	—	100	—
SIG Combibloc Taiwan Ltd.	Dec-31	Taiwan	—	100	—
SIG Combibloc Ltd.	Dec-31	Thailand	—	100	—
SIG Combibloc Limited	Dec-31	United Kingdom	—	100	—
SIG Combibloc Inc.	Dec-31	U.S.A.	—	100	—
SIG Holding USA, LLC	Dec-31	U.S.A.	—	100	—
SIG Vietnam Ltd.	Dec-31	Vietnam	—	100	—

(a)	Name changed effective in November 2014 from Graham Packaging Argentina S.A.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Merged during the year with another entity in the Group.

(d)	Acquired during the year.

(e)	Voluntarily liquidated/deregistered/dissolved during the year.

(f)	In voluntary liquidation/strike off.

(g)	Sold during the year.

24.    Business combinations

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2015

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

Spirit Foodservice Products, Inc.

In March 2013, the Group acquired the shares of Spirit Foodservice Products Inc. ("Spirit") for an aggregate purchase price of $32 million. Spirit is a producer of extruded polystyrene cups, injection-molded polystyrene products such as cutlery and utensils and extruded polypropylene products. The operating results of Spirit have been included in the Pactiv Foodservice segment since the date of acquisition. This acquisition did not have a material effect on the Group's financial condition or results of operations.

25.    Operating leases

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2015	2014
Less than one year	100	102
Between 1 and 5 years	213	205
More than 5 years	65	83
Total	378	390

During the year ended December 31, 2015, $124 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2014: $131 million; 2013: $129 million).

26.    Capital commitments

As of December 31, 2015, the Group had entered into contracts to incur capital expenditures of $62 million (2014: $117 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

27.    Contingencies

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2015, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2015, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness as described in note 17.

28.    Subsequent events

There have been no events subsequent to December 31, 2015 which would require accrual or disclosure in these consolidated financial statements.