Form 20-F
period 2016-12-31
Reynolds Group Holdings Ltd
filed 2017-02-15
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
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

Reynolds Group Holdings Limited
(Registrant)

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
February 14, 2017

ANNUAL REPORT
For the fiscal year ended December 31, 2016

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

We have prepared this annual report pursuant to (i) the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to those of our outstanding notes covered by effective registration statements filed with the United States Securities and Exchange Commission (the “SEC”), (ii) the requirements of the indentures governing certain of our outstanding notes that are not covered by an effective registration statement filed with the SEC, and (iii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC, comprised of:

•	The 5.750% Senior Secured Notes due 2020;

•	The 6.875% Senior Secured Notes due 2021; and

•	The 8.250% Senior Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	The Floating Rate Senior Secured Notes due 2021;

•	The 5.125% Senior Secured Notes due 2023;

•	The 7.000% Senior Notes due 2024; and

•	The 8.125% Debentures due 2017, the 6.400% Notes due 2018, the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027 (collectively, the "Pactiv Notes").

The senior secured notes are referred to as the "Reynolds Senior Secured Notes." The senior notes are referred to as the "Reynolds Senior Notes." The Reynolds Senior Secured Notes and the Reynolds Senior Notes are referred to as the "Reynolds Notes."

The indentures governing these notes, as well as our Credit Agreement, are described more fully in this annual report.

Non-GAAP Financial Measures

In this annual report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets and asset impairments and write-downs. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this annual report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Forward-Looking Statements

This annual report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate," "plan," “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to the future costs of raw materials, energy and freight;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to our pension plans sponsored by us and others in our control group;

•	risks related to strategic transactions, including completed and future acquisitions or dispositions;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cyber-security breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility;

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments; and

•	risks related to other factors discussed or referred to in this annual report, including in "Item 3. Key Information — Risk Factors.”

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

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net cash proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 16 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information). In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2015, as confirmed by the assigned independent expert. An additional amount of up to €25 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal year 2016 (refer to note 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information).

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

Presentation of Financial Information

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. RGHL is a holding company that operates through five segments that it acquired in a series of transactions. See "Item 4. Information on RGHL — Business Overview" for information regarding the history of each of the five segments.

The table below summarizes the audited consolidated financial statements and selected financial information that are presented herein, prepared in accordance with IFRS as issued by the IASB:

	Year Ended December 31,
	2016	2015	2014	2013	2012
RGHL Group	Consolidated financial statements as of and for the year ended December 31, 2016	Consolidated financial statements as of and for the year ended December 31, 2015	Consolidated financial statements for the year ended December 31, 2014 and selected financial information as of December 31, 2014	Selected financial information as of and for the year ended December 31, 2013	Selected financial information as of and for the year ended December 31, 2012
Beverage Packaging Holdings (Luxembourg) I S.A.(1)	Consolidated financial statements as of and for the year ended December 31, 2016	Consolidated financial statements as of and for the year ended December 31, 2015	Consolidated financial statements for the year ended December 31, 2014	N/A	N/A

(1)
Included in this annual report pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of BP I constitutes a substantial portion of the collateral that secures the Reynolds Notes.

Selected Historical Financial Data

RGHL Group

The selected historical consolidated financial data of the RGHL Group as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. The selected historical consolidated financial data of the RGHL Group as of December 31, 2014, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from the RGHL Group's audited consolidated financial statements, as adjusted for certain items in accordance with IFRS, which are not included in this annual report.

The following data should be read in conjunction with the RGHL Group's audited consolidated financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “ — Risk Factors.”

(In $ million)	2016	2015	2014(1)	2013	2012
Income Statement Data
Revenue	10,646	11,178	11,666	11,752	11,758
Gross profit	2,387	2,200	2,016	2,081	2,098
Profit from operating activities	1,145	1,246	974	946	962
Net financial expenses	(873)	(1,540)	(1,449)	(1,216)	(1,386)
Profit (loss) from continuing operations before income tax	272	(294)	(475)	(270)	(424)
Income tax (expense) benefit	(105)	(60)	70	(4)	125
Profit (loss) from continuing operations	167	(354)	(405)	(274)	(299)
Profit (loss) from discontinued operations, net of income tax	(6)	2,672	105	206	201
Profit (loss) for the year	161	2,318	(300)	(68)	(98)
Balance Sheet Data
Cash and cash equivalents	932	1,977	1,588	1,490	1,556
Trade and other receivables, net	1,051	1,095	1,176	1,508	1,443
Inventories	1,245	1,262	1,453	1,647	1,612
Assets held for sale	26	1	2,767	36	21
Property, plant and equipment	3,010	3,184	3,412	4,353	4,363
Intangible assets	9,902	10,192	10,499	12,055	12,274
Total assets	16,954	18,491	21,750	22,383	22,481
Trade and other payables — current	1,182	1,205	1,396	1,799	1,808
Liabilities directly associated with assets held for sale	23	—	739	38	—
Borrowings — current	746	977	478	471	524
Borrowings — non-current	11,325	12,785	17,380	17,466	17,378
Total liabilities	15,997	17,694	22,875	22,614	23,137
Net assets (liabilities)	957	797	(1,125)	(231)	(656)
Other Data
Cash provided from (used in):
Operating activities	876	654	881	785	918
Investing activities	(157)	3,820	(548)	(764)	(539)
Financing activities	(1,749)	(4,156)	(96)	(101)	555
Capital expenditures	324	381	687	724	650
EBITDA from continuing operations	1,852	1,960	1,772	1,799	1,881
Adjusted EBITDA from continuing operations	2,103	2,019	1,935	2,068	2,056
Ratio of earnings to fixed charges(2)	1.3x	—	—	—	—

(1)
The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position. Refer to note 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)
The ratio of earnings to fixed charges is calculated by dividing earnings from continuing operations before income taxes by fixed charges of continuing operations. For the years presented, fixed charges consisted of interest expense, amortization and the write-off of deferred financing costs and original issue discount, and management's estimate of interest within rent expense using an approximate interest factor. Due to pre-tax losses for the years ended December 31, 2015 to 2012, the ratio coverage was less than 1.0x. The RGHL Group would have needed to generate additional earnings of $299 million, $480 million, $276 million and $428 million in 2015, 2014, 2013 and 2012, respectively, in order to achieve a ratio coverage of 1.0x.

Risk Factors

Holders of our securities should carefully consider the following risk factors, in addition to the other information presented in this annual report, including the discussions set forth in "Item 4. Information on RGHL" and "Item 5. Operating and Financial Review and Prospects" and all the financial statements and related notes, in evaluating our business and an investment in the Reynolds Notes. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results and cause the value of such securities to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not currently known to us or that we currently deem immaterial also may materially and adversely impact our business, financial condition or results of operations.

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

Fluctuations in raw material costs can adversely affect our business. The fluctuations are generally due to movements in commodity market prices, which are reflected in published indices that are used in the negotiated rates with suppliers. We typically do not enter into long-term purchase contracts that provide for fixed prices for our principal raw materials. While we regularly enter into hedging agreements for some of our raw materials and energy sources, such as aluminum, resin (or components thereof), natural gas and diesel, to minimize the impact of such fluctuations, these hedging agreements do not cover all our needs, and hedging may reduce the positive impact we may otherwise receive when raw material prices decline. Although many of our customer pricing agreements include raw material cost pass-through mechanisms, which mitigate the impact of changes in raw material costs, the contractual price adjustments do not occur simultaneously with commodity price fluctuations. Additionally, some of our contracts, such as the contracts with customers for the branded products sold by Reynolds Consumer Products, generally do not contain such cost pass-through mechanisms in their customer pricing agreements. Furthermore, in the businesses that use such mechanisms, the contracts cover only a portion of the businesses' sales. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. We also use price increases, wherever possible, to mitigate the effect of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. However, there is no assurance that increases in raw material costs may be covered by increases in pricing. As a result, we often are not able to pass on price increases to our customers on a timely basis, if at all, and consequently do not always recover the lost margin resulting from the price increases. Moreover, an increase in the selling prices for the products we produce resulting from a pass-through of increased raw material costs or freight costs could have an adverse impact on the volume of units we sell and decrease our revenue.

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

Downturns or periods of economic weakness or increased prices in these consumer markets have resulted in the past, and could result in the future, in decreased demand for our products. In particular, our business has been in the past, and could be in the future, adversely affected by any economic downturn that results in difficulties for any of our major customers, including retailers. For example, uncertainty about future economic conditions globally, and in the United States and Europe in particular, could negatively impact our customers and adversely affect our results of operations. These conditions are beyond our control and may have an impact on our sales and results of operations. Macro-economic issues involving the broader financial markets, including the housing and credit systems and general liquidity issues in the securities markets, have negatively impacted the economy and may negatively affect our growth. In addition, weak economic conditions and declines in consumer spending and consumption have in the past harmed, and may in the future harm, our operating results.

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

Demand for bottled beverages, and consequently the related packaging, caps and closures, may be affected by weather conditions, especially during the summer months when weather impacts cold beverage consumption. In addition, demand for our consumer products, and in some instances our packaging products, typically increases during the holiday season which leads to increased sales in the fourth quarter, and our school milk carton business is typically stronger during the North American school semesters and decreases during the holiday periods. The market for some of our products can be cyclical and sensitive to changes in general business conditions, industry capacity, consumer preferences and other factors. We have no control over these factors and they can significantly influence our financial performance.

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

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure, and often constrains our ability to pass through price increases. Evergreen's and Closures' products are generally sold under multi-year supply agreements with many of their customers. Reynolds Consumer Products generally sells its branded products pursuant to informal trading policies and its store branded products under one year or multi-year agreements. Pactiv Foodservice sells the majority of its products under agreements ranging from one to three years, with the balance sold pursuant to purchase orders or formal short-term supply agreements. In addition, we do not have written agreements with some of our customers and many of our agreements can be terminated on short notice. Graham Packaging's sales are made pursuant to long-term customer purchase orders and contracts which typically vary in length with terms up to ten years. The contracts are requirements contracts which generally do not obligate the customer to purchase any given amount of product from Graham Packaging. Prices under Graham Packaging's arrangements are tied to market standards and therefore vary with market conditions. If our major customers reduce purchasing volumes or stop purchasing our products, our business and results of operations would likely be adversely affected. It is possible that we will lose customers in the future, which may adversely affect our business and results of operations.

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

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the United States Environmental Protection Agency (“EPA”) is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand. Additionally, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as "Boiler MACT." Evergreen currently estimates capital costs to comply with the final Boiler MACT rules to be approximately $52 million; approximately $51 million of such costs will be spent in connection with the boiler at its Canton, North Carolina mill and $1 million in costs will be incurred in connection with a boiler at its Pine Bluff, Arkansas mill. As of December 31, 2016, approximately $25 million of Boiler MACT-related costs had been incurred. Evergreen expects to incur the remaining Canton costs by 2019. Evergreen does not expect either the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

While we manufacture most of our products in a number of diversified facilities, a loss of the use of all or a portion of any of our key manufacturing facilities due to an accident, labor issues, weather conditions, natural disaster or otherwise could have a material adverse effect on our financial condition or results of operations. In addition, certain of our products are produced at only one or at a small number of facilities, increasing the risks associated with a loss of use of such facilities. Examples of events that have caused plant shut-downs or disrupted production include (i) in September 2012, we ceased foil rolling operations at our Louisville, Kentucky plant (the only plant at which we perform the foil rolling phase of our foil manufacturing process) for 13 days because of a potential risk that we could have exceeded the limit under the plant's air emissions permit, (ii) a fire in May 2013 at Pactiv Foodservice's facility in Macon, Georgia, which manufactures molded fiber products (primarily egg cartons), that caused that plant to be closed for repairs until 2014 and (iii) storm damage and flooding from Hurricane Sandy in October 2012 at Pactiv Foodservice's Kearny, New Jersey plant, where injection molded products were manufactured, that led to the closure of that plant and the relocation of such production to other facilities. Other facilities have from time to time been impacted by adverse weather and other natural events, and while to date no such event has had a material adverse effect on our business, the prolonged loss of a key manufacturing facility could have such an effect.

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

Additionally, Closures, Reynolds Consumer Products, Pactiv Foodservice and Graham Packaging rely on a relatively small number of customers for a significant portion of their revenue. In 2016, (i) Closures' top ten customers accounted for 48% of its revenue, with one customer accounting for 11% and two customers each accounting for 10% of the segment’s total revenue, (ii) Reynolds Consumer Products' top ten customers accounted for 69% of its revenue, with one customer accounting for 38% of revenue, (iii) Pactiv Foodservice's top ten customers accounted for 46% of its revenue, with two customers, one of which was Reynolds Consumer Products, accounting for 13% and 11% of revenue, and (iv) Graham Packaging's top ten customers accounted for 52% of its revenue, with one customer accounting for 11% of revenue. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

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

Our business is exposed to fluctuations in exchange rates. Although our reporting currency is U.S. dollars, we operate in multiple countries and transact in a range of currencies in addition to U.S. dollars. Our other transacting currencies include the euro, the Argentine peso, the Brazilian real, the British pound, the Canadian dollar, the Chinese yuan renminbi, the Japanese yen, the Korean won, the Mexican peso, the New Zealand dollar, the Polish zloty and the Taiwanese dollar. Where possible, we try to minimize the impact of exchange rate fluctuations by transacting in local currencies so as to create natural hedges. There can be no assurance that we will be successful in protecting against these risks. Under certain circumstances in which we are unable to naturally offset our exposure to these currency risks, we may enter into derivative transactions to reduce such exposures. Nevertheless, exchange rate fluctuations may either increase or decrease our revenue and expenses as reported in U.S. dollars. Given the volatility of exchange rates, we may not be able to manage our currency transaction risks effectively, and volatility in currency exchange rates may materially adversely affect our financial condition or results of operations.

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

Approximately 24% of our employees are subject to collective bargaining agreements or are represented by work councils. The transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by workers that are members of labor unions is critical to our business. In many cases, before we take significant actions with respect to our production facilities, such as workforce reductions or closures, we must reach agreement with applicable labor unions and employee works councils. The failure to maintain satisfactory relationships with our employees and their representatives, or prolonged labor disputes, slowdowns, strikes or similar actions, could have a material adverse effect on our business and results of operations.

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

Our largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results of operations compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations, (ii) governmental regulations related to funding of retirement plans in the United States and foreign countries, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. As of December 31, 2016, Pactiv's U.S. pension plan was underfunded by approximately $832 million and subsequent adverse financial market performance and decreases in interest rates may significantly increase this deficit. Future contributions to our pension plans, including Pactiv's U.S. pension plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

In addition, Evergreen and Pactiv Foodservice previously participated in the PACE Industry Union-Management Pension Fund (“PIUMPF”), a multi-employer pension plan that covers certain of their employees. Graham Packaging had withdrawn from this plan prior to its acquisition by the RGHL Group. Evergreen and Pactiv Foodservice withdrew from PIUMPF as of December 31, 2013. Pursuant to our agreements with the trustees of PIUMPF, we are required to make withdrawal liability payments to PIUMPF of approximately $4 million per year for 20 years. As a result, we have accrued a liability of $63 million as of December 31, 2016 for the present value of such future payments. If PIUMPF suffered a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, our annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 14, 2017, we have not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of our required payments could increase and the increase could be material.
Under U.S. pension laws, a company can be jointly and severally liable for certain pension obligations of other members within its control group if the employer does not pay. In addition, control group members can be liable if a plan is terminated at a time when it is underfunded. Our control group includes Autoparts Holdings Limited and its subsidiaries, which are not part of our business. During part of the reporting period, our control group also included UCI Holdings Limited and its subsidiaries, which were also not part of our business. On June 2, 2016, UCI Holdings Limited and certain of its U.S. subsidiaries at that time (together referred to as "UCI") commenced voluntary proceedings under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. In connection with UCI's Plan of Reorganization, Pactiv entered into an agreement with UCI and the Pension Benefit Guaranty Corporation (the "PBGC Agreement") to assume sponsorship of three underfunded defined benefit pension plans (the "UCI Pension Plans"), thereby avoiding a risk that the PBGC would initiate a termination of the UCI Pension Plans and seek to enforce a termination liability against us. Pursuant to the PBGC Agreement, on December 30, 2016, Pactiv assumed the UCI Pension Plans resulting in the recognition of a $65 million actuarial assessed liability. Refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

The global capital and credit markets have undergone periods of significant volatility and disruption. Our results of operations and financial position have been, and may continue to be, negatively affected by adverse changes in the global capital and credit markets and the economy in general, both in the United States and elsewhere around the world. Economic conditions may also adversely affect the ability of our lenders, customers and suppliers to continue to conduct their respective businesses and may affect our ability to operate our production facilities in an economical manner. Many of our customers rely on access to credit to fund their operations. The inability of our customers to access credit facilities may adversely affect our business by reducing our sales, increasing our exposure to accounts receivable bad debts and reducing our profitability.

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

On November 7, 2012, certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million (the "Securitization Facility"). As of December 31, 2016, the RGHL Group had drawn $407 million under this facility. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The funding base may vary, on a monthly basis, throughout the term of the Securitization Facility. To the extent the amount of eligible trade receivables decreases, we may be required to pay down existing borrowings under the Securitization Facility, which could require us to use cash on hand or revolver availability which may not be available or may be more expensive than borrowings under the Securitization Facility.

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

As of December 31, 2016, our Graham Packaging segment had goodwill of $1,410 million. We performed an impairment analysis based upon forecasted discounted cash flows and future EBITDA and earnings multiple estimates as compared to current carrying values. As a result of the goodwill impairment test, we determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.2 billion by approximately 5%. A change of 3% in the forecasted EBITDA, forecasted cash flows or discount rate or a 1% change in the estimated earnings multiple for Graham Packaging could result in a goodwill impairment.

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

Risks Related to Our Structure, the Guarantees, the Collateral and the Reynolds Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Reynolds Notes and our other debt obligations.

We have a substantial amount of outstanding indebtedness, which totaled $12,179 million as of December 31, 2016, comprised of the outstanding principal amounts of our borrowings. Refer to note 16 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for details of the RGHL Group’s borrowings as of December 31, 2016.

Our substantial indebtedness could have significant consequences for you. For example, it could:

•	make it more difficult for us to generate sufficient cash to satisfy our obligations with respect to the Reynolds Notes and our other indebtedness;

•	increase our vulnerability to general adverse economic and market conditions;

•	limit our ability to obtain additional financing necessary for our business;

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

Despite our substantial indebtedness we may be able to incur or issue substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indentures governing the Reynolds Notes and in the terms of our Credit Agreement, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness as defined in such restrictions, such as certain contingent obligations incurred in the ordinary course of business.

Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial covenants in the indentures governing the Reynolds Notes and in the terms of our Credit Agreement. The indentures governing the Reynolds Notes permit us to incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indentures governing certain Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured leverage ratio, (ii) under the indenture governing the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, the liens securing the first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured leverage ratio and (iii) under the indentures governing the Reynolds Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million, subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the total secured leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis.

The amount of indebtedness that we can incur at any point in time will vary materially as a result of historical and pro forma changes in our earnings, cash flows and performance against contractual ratios and other results and factors.

Restrictive covenants in the Reynolds Notes and our other indebtedness could adversely affect our business by limiting our operating and strategic flexibility.

The indentures governing the Reynolds Notes contain restrictive covenants that limit our ability to, among other things:

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

These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In addition, the Credit Agreement contains, and our future indebtedness may contain, other and more restrictive covenants and also prohibits us from prepaying certain of our other indebtedness prior to discharge of the Credit Agreement or such future indebtedness. The Credit Agreement contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant operates for the benefit of the revolver lenders and issuing banks only, and applies if the aggregate revolving credit exposure (excluding any exposure in respect of drawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total commitments under the revolving credit facility on such day. Our future indebtedness may contain similar or other financial ratios set at levels determined by us and our future lenders. The ability to meet the leverage ratio could be affected by a deterioration in our operating results, as well as by events beyond our control, including increases in raw material prices and unfavorable economic conditions, and we cannot assure you that the leverage ratio will be met. It may be necessary to obtain waivers or amendments with respect to covenants under the indentures governing the Reynolds Notes and in the terms of the Credit Agreement or our future indebtedness from time to time, but we cannot assure you that we will be able to obtain such waivers or amendments. A breach of any of these covenants, leverage ratio or restrictions could result in an event of default under the indentures governing the Reynolds Notes and in the terms of the Credit Agreement or our future indebtedness and any of our other indebtedness or result in cross-defaults under certain of our indebtedness. Upon the occurrence of an event of default under the indentures governing the Reynolds Notes, the terms of the Credit Agreement or such other indebtedness, the lenders could terminate their commitment to lend and elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If the lenders accelerate the payment of that indebtedness or foreclose on the assets securing that indebtedness, including the collateral, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness then outstanding, including the Reynolds Notes.

Our ability to generate the significant amount of cash needed to pay interest and principal on the Reynolds Notes and service our other debt and the ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

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

As of December 31, 2016, we had $12,179 million of outstanding indebtedness, comprised of the outstanding principal amounts of our borrowings. Our annual cash interest obligations for 2017 on our Credit Agreement, the Reynolds Notes, the Securitization Facility and our other indebtedness are expected to be $652 million, assuming interest on our floating rate debt continues to accrue at the current interest rates as of December 31, 2016 and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. Any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Reynolds Notes. In addition, we may want or need to refinance some or all of our indebtedness prior to maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing the Reynolds Notes and the terms of the Credit Agreement restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. We cannot assure you that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

Mr. Graeme Hart, our strategic owner, controls us through a number of holding companies, including Packaging Holdings Limited, and may have conflicts of interest with the holders of our debt or us in the future.

Mr. Graeme Hart indirectly owns through Packaging Holdings Limited all of our common stock and the actions he is able to undertake as our sole ultimate shareholder may differ from or adversely affect the interests of our debt holders. Because Mr. Hart ultimately controls our voting shares and those of all of our subsidiaries, he has and will continue to have the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors and those of our subsidiaries, to change our management and to approve any other changes to our operations. Additionally, Mr. Hart is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete, directly or indirectly, with us. Mr. Hart may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Finally, because none of our equity securities are listed on a securities exchange in the United States, we are not subject to certain of the corporate governance requirements of a U.S. securities exchange, including any requirement to have any independent directors.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A portion of our outstanding debt, including the indebtedness we have incurred under the Credit Agreement, the Floating Rate Senior Secured Notes due 2021 and the Securitization Facility and, potentially, our future indebtedness, bears interest at variable rates. As of December 31, 2016, we had $4,735 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Reynolds Notes and our other debt obligations. The impact on us of such an increase would be more significant than it would be on some other companies because of our substantial debt.

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

Accordingly, repayment of the Reynolds Notes Issuers' indebtedness, including the Reynolds Notes, depends on the generation of cash flow by the RGHL Group, and (if they are not guarantors of the Reynolds Notes) the ability of RGHL Group members to make such cash available to the Reynolds Notes Issuers whether by dividend, debt repayment, investment, loan, advance or otherwise. Unless they are guarantors of the Reynolds Notes, members of the RGHL Group do not have any obligation to pay amounts due on such Reynolds Notes or to make funds available for that purpose. Our subsidiaries may not be able to make payments to each Reynolds Notes Issuer to enable it to make payments in respect of its indebtedness, including the Reynolds Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit the Reynolds Notes Issuers' ability to obtain cash from our subsidiaries. While the indentures governing the Reynolds Notes limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Reynolds Notes Issuers, these limitations are subject to certain qualifications and exceptions. In the event that the Reynolds Notes Issuers do not receive payments from our subsidiaries, they may be unable to make required principal and interest payments on their indebtedness, including the Reynolds Notes.

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

The Credit Agreement, the indentures governing the Reynolds Notes and the terms of our other indebtedness require us, and the terms of our future indebtedness are also likely to require us, to meet certain covenants. A default under any of our debt instruments could result in the accelerated repayment of our debt and possibly bankruptcy. This will negatively impact our ability to fulfill our obligations under the Reynolds Notes, including our obligation to pay interest and principal thereon.

The RGHL Group is required to comply with covenants under its various debt agreements, which may be subject to multiple interpretations.

The RGHL Group is subject to covenants under its various debt agreements, such as the indentures governing the Reynolds Notes and the Credit Agreement. These covenants may be subject to multiple interpretations, and, from time to time, parties to our debt agreements may disagree with our interpretation of these covenants. Disagreements with respect to the interpretation of these covenants may result in allegations of non-compliance which could result in a default or event of default under our indebtedness, either of which could materially adversely affect our financial condition.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Reynolds Notes.

If our operating performance declines, and we breach our covenants under the agreements governing such indebtedness, we may need to seek waivers from the noteholders and the lenders under the Credit Agreement, or holders of our other indebtedness to avoid being in default. We may not be able to obtain a waiver from the required number of lenders or noteholders. If this occurs, we would be in default under such indebtedness. Any default under the agreements governing our indebtedness that is not cured or waived, as applicable, by the required lenders or noteholders thereunder, and the remedies sought by the holders of such indebtedness, could prevent us from making payments of principal, premium, if any, or interest on the Reynolds Notes and could substantially decrease the market value of the Reynolds Notes. In the event of any such default, the holders of such indebtedness could elect to declare all outstanding amounts thereunder to be due and payable, together with accrued and unpaid interest, and this may also cause a cross default in our other indebtedness and we could be forced into bankruptcy or liquidation. See "Item 10. Additional Information — Material Contracts."

We may be unable to raise the funds necessary to finance the change of control repurchase offers required by the indentures governing the Reynolds Notes and similar requirements in the agreements governing our other indebtedness.

If a specified change of control occurs in relation to us, the Reynolds Notes Issuers would be required to make an offer to purchase all of the outstanding Reynolds Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of a change of control under the indentures governing the Reynolds Notes would require that the Credit Agreement, and may require that any of our future indebtedness, be immediately repaid or that we make an offer to repurchase it, possibly at a premium or subject to penalties. The Reynolds Notes Issuers may be dependent on RGHL and its subsidiaries for the funds necessary to cure the events of default, or fund any mandatory prepayment or redemption caused by such change of control event. RGHL and its subsidiaries may not have sufficient financial resources to purchase all of the Reynolds Notes that are tendered upon a change of control offer or to redeem such notes. A failure by the Reynolds Notes Issuers to purchase the Reynolds Notes after a change of control in accordance with the terms of the applicable indentures requiring such purchases would result in a default under the Credit Agreement and the indentures governing the Reynolds Notes and may result in a default under any future indebtedness.

The occurrence of a change of control may not be under our control and may occur at any time. For example, Packaging Finance Limited, the direct parent of RGHL, has pledged 100% of its shares in RGHL to certain lenders in connection with a financing arrangement. Consequently, it is possible that such lenders may enforce the pledge against Packaging Finance Limited and foreclose on the RGHL shares for reasons outside of our control. Such foreclosure may result in a change of control under the terms of the indentures governing the Reynolds Notes. In the event of a change of control, we cannot assure you that we will have sufficient assets to satisfy all of our obligations under the Credit Agreement, the Reynolds Notes, any future indebtedness and any other debt requiring repayment upon such event.

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

Our obligations under the Reynolds Notes, certain series of the Pactiv Notes and the term loans under the Credit Agreement mature between June 15, 2017 and April 15, 2027, and some of the maturity dates are in close proximity to each other. Based on outstanding balances as of December 31, 2016, principal amounts of $336 million mature in 2017, $51 million mature in 2018, $36 million mature in 2019, $3,273 million mature in 2020, $1,776 million mature in 2021, $36 million mature in 2022, $4,963 million mature in 2023, $800 million mature in 2024, $276 million mature in 2025 and $200 million mature in 2027. As a result, we may not have sufficient cash to repay all amounts under our debt obligations at maturity. Furthermore, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts and it may be difficult to refinance our indebtedness. Refer to "Part I - Item 4. Recent Developments" included elsewhere in this annual report for information on changes in certain of the RGHL Group's borrowings subsequent to December 31, 2016.

Our Securitization Facility matures in 2017. As of December 31, 2016, $407 million has been drawn under the Securitization Facility. We may not have sufficient cash to repay all amounts under our Securitization Facility at maturity. Furthermore, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay the Securitization Facility and it may be difficult to refinance such facility.

Not all of our subsidiaries guarantee the Reynolds Notes, and the Reynolds Notes and the related guarantees will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.

The Reynolds Notes are guaranteed by RGHL, BP I and BP II and subsidiaries of BP I that guarantee the Credit Agreement. The guarantee of the Reynolds Notes by a subsidiary, however, will be automatically released if such subsidiary’s guarantee of the Credit Agreement is released or discharged. See “— Because each guarantor's or security provider's liability under its guarantee or security may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors or security providers.” In the future, other subsidiaries will be required to guarantee the Reynolds Notes only under certain limited circumstances. In addition, the indentures governing the Reynolds Notes do not limit the transfer of assets to, or the making of investments in, any of our restricted subsidiaries, including our non-guarantor subsidiaries.

In the event that any non-guarantor subsidiary becomes insolvent, is liquidated, reorganized or dissolved, or is otherwise wound up other than as part of a solvent transaction, the assets of such non-guarantor subsidiary will be used first to satisfy the claims of its creditors, including its trade creditors, banks and other lenders. Only the residual equity value will be available to the Reynolds Notes Issuers and any other guarantor of the Reynolds Notes, and only to the extent the Reynolds Notes Issuers or any guarantor of the Reynolds Notes are parent companies of such non-guarantor subsidiary. However, the Reynolds Notes Issuers currently do not have any subsidiaries. Consequently, the Reynolds Notes and each guarantee of the Reynolds Notes will be structurally subordinated to claims of creditors of non-guarantor subsidiaries. In addition, the indentures governing the Reynolds Notes permit our subsidiaries, including our non-guarantor subsidiaries, to incur additional debt (subject to certain conditions and limitations with respect to restricted subsidiaries) and do not limit their ability to incur trade payables and similar liabilities.

Fraudulent conveyance laws and other limitations on the enforceability of the Reynolds Notes, the related guarantees and any security securing such notes or related guarantees, may adversely affect the validity and enforceability of such instruments or the related security securing them.

The Reynolds Notes, the related guarantees and any security securing such notes or the related guarantees may be subject to claims that they should be limited or voided in favor of our existing and future creditors under applicable law, including laws in Canada, Luxembourg, the Netherlands, New Zealand and the United States. In addition, the enforcement of the Reynolds Notes and the guarantees and the amount that can be recovered under a security interest in respect of any asset is limited to the extent of the amount which can be guaranteed by a particular guarantor, security provider or issuer without rendering the applicable guarantee or security voidable or otherwise ineffective under applicable law. Moreover, the enforcement of the Reynolds Notes, guarantees or security against any issuer, a relevant guarantor or security provider will be subject to certain defenses available to the issuers, guarantors or security providers generally under (i) the laws of New York, which govern the Reynolds Notes and the guarantees, (ii) the laws governing the relevant security document, and (iii) laws applicable to companies and other corporate entities in the jurisdiction in which the relevant issuer or guarantor or, if applicable, security provider is organized. These laws and defenses include those that relate to fraudulent conveyance or transfer, fraudulent or voidable preference, financial assistance, corporate purpose or benefit, preservation of share capital, thin capitalization, unlawful dividend and defenses affecting the rights of creditors or other stakeholders generally.

Although laws differ significantly among jurisdictions, in general, under fraudulent conveyance and similar laws, a court could subordinate or void any note obligation, guarantee or security obligation if it found that at the time any issuer, guarantor or security provider, as applicable, issued the Reynolds Notes or incurred obligations under a related guarantee or any security, such issuer, guarantor or security provider did so with the intent of preferring, hindering, delaying or defrauding, as applicable, current or future creditors, or received less than reasonably equivalent value or fair consideration for issuing the Reynolds Notes, incurring the guarantee or providing the security, as applicable, and:

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

We cannot give you any assurance as to what standards a court would use to determine whether any issuer, guarantor or security provider was solvent at the relevant time, or whether, notwithstanding the standard used, the Reynolds Notes or the applicable guarantee or security would not be avoided on other grounds, including those described above.

A company's guarantee of the Reynolds Notes could be subject to the claim that, since the guarantor incurred its guarantee for the benefit of its affiliate or affiliates that incurred such indebtedness, and only indirectly for the benefit of the guarantor, its obligations under its guarantee were incurred for less than reasonably equivalent value or fair consideration. If a court held that the guarantee should be avoided as a fraudulent conveyance, the court could avoid, or hold unenforceable, the guarantee, which would mean that noteholders would not receive any payments under such guarantee, and the court could direct holders of the Reynolds Notes to return any amounts that they had already received from the applicable guarantor.

Each guarantee of the Reynolds Notes contains a provision, referred to as the “savings clause,” intended to limit the guarantor's liability to the maximum amount that it could incur without causing its guarantee to be a fraudulent transfer. However, this provision may automatically reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless and, in any case, this provision may not be effective to protect a guarantee from being avoided under fraudulent transfer laws. For example, in 2009, the U.S. Bankruptcy Court in the Southern District of Florida in Official Committee of Unsecured Creditors of TOUSA, Inc. v. Citicorp N. Am., Inc. found a “savings clause” provision in that case to be ineffective and held these guarantees to be fraudulent transfers and voided them in their entirety.

Laws or judicial determinations similar to those described above may also apply to any future guarantee or security granted by one of our subsidiaries.

Insolvency laws could limit the ability of noteholders to enforce their rights under the Reynolds Notes, the guarantees and the security.

Any insolvency proceedings with regard to any issuer, guarantor or security provider would most likely be based on and governed by the insolvency laws of the jurisdiction under which the relevant entity is organized. As a result, in the event of insolvency with regard to any of these entities, the claims of holders of the Reynolds Notes against any applicable issuer, guarantor or security provider may be subject to the insolvency laws of its jurisdiction of organization. The provisions of such insolvency laws differ substantially from each other, including with respect to rights of creditors, priority of claims and procedure and may contain provisions that are unfavorable to holders of the Reynolds Notes. In addition, there can be no assurance as to how the insolvency laws of these jurisdictions will be applied in cross-border insolvency proceedings.

As a general matter, under insolvency law, any issuer's, any guarantor's or any security provider's liabilities in respect of the Reynolds Notes, the related guarantees and, if applicable, security, may, in the event of insolvency or similar proceedings, rank junior to certain of such issuer's, guarantor's or security provider's debts that are entitled to priority under the laws of such jurisdiction. Debts entitled to priority may include (i) amounts owed in respect of employee pension schemes, (ii) certain amounts owed to employees, (iii) amounts owed to governmental agencies, including tax authorities and (iv) expenses of an insolvency practitioner. In addition, in some jurisdictions, an examiner or administrator or similar party may be legally required to consider the interest of third parties (including, for example, employees) or the best interests of the relevant company in connection with the proceedings. In certain cases, the ability of a holder to collect interest accruing on the Reynolds Notes in respect of any period after the commencement of liquidation proceedings and a holder's rights in respect of the guarantees may be limited.

The enforcement of your rights as holders of the Reynolds Notes or under the related guarantees or security across multiple jurisdictions may be difficult.

The Reynolds Notes are joint and several obligations of the Reynolds Notes Issuers. The Reynolds Notes are guaranteed and for certain series of the Reynolds Notes security has been provided by certain of our subsidiaries which are organized under the laws of Canada, Luxembourg, the Netherlands, New Zealand and the United States. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions or in the jurisdiction of organization of a future guarantor. The rights of holders under the Reynolds Notes, the guarantees and the security granted will be subject to the laws of several jurisdictions and holders of the Reynolds Notes may not be able to enforce their rights effectively in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors' rights.

In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of the various jurisdictions in which the issuers, guarantors and security providers are located may be materially different from or in conflict with one another and those of the United States, including in respect of creditors' rights, priority of creditors, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction's law should apply and choice of law disputes which could adversely affect the ability of noteholders to enforce their rights and to collect payment in full under the Reynolds Notes, the related guarantees and any security.

The beneficial owners of the Reynolds Senior Secured Notes are not party to any of the security documents. Therefore, in certain jurisdictions, such as the Netherlands, there are risks regarding the enforceability of the security interests granted by an issuer or guarantor in favor of the holders of the Reynolds Senior Secured Notes. Under the First Lien Intercreditor Agreement (the "First Lien Intercreditor Agreement") described in "Item 10. Additional Information — Material Contracts" and certain of the security documents with respect to the collateral securing the Reynolds Senior Secured Notes and the Credit Agreement, the collateral agents hold secured claims equal to the amount of the Reynolds Senior Secured Notes and the Credit Agreement, for the benefit of the applicable secured parties thereunder pursuant to a parallel debt undertaking. This parallel debt undertaking extends to the obligations with respect to the Reynolds Senior Secured Notes for the benefit of the trustee and the holders of the Reynolds Senior Secured Notes. Accordingly, the rights of the holders of the Reynolds Senior Secured Notes are not directly secured by the pledges of the collateral but through this parallel claim. The parallel claim is acknowledged by the applicable issuer or guarantor by way of a parallel debt undertaking to the collateral agent. The parallel debt undertaking secures the Reynolds Senior Secured Notes and the relevant guarantees and the collateral secures claims under the parallel debt undertaking. There is uncertainty as to the enforceability of this procedure in many jurisdictions, including the Netherlands. For example, this procedure has not yet been tested under Dutch law, and we cannot assure you that it will eliminate or mitigate the risk of unenforceability posed by Dutch law or the law of any other jurisdiction where parallel debt is used.

You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers.

Many of our directors and executive officers and most of the guarantors as well as the Lux Issuer for the Reynolds Notes are, and will continue to be, non-residents of the United States, and most of the assets of these companies are located outside of the United States. As a consequence, you may not be able to effect service of process on the Lux Issuer and guarantors located outside the United States or the non-U.S. resident directors and officers in the United States or to enforce judgments of U.S. courts in any civil liabilities proceedings under the U.S. federal securities laws. Moreover, any judgment obtained in the United States against the non-resident directors, the executive officers, the Lux Issuer or the guarantors, including judgments with respect to the payment of principal, premium, if any, and interest on the Reynolds Notes, may not be collectible in the United States. There is also uncertainty about the enforceability in the courts of certain jurisdictions, including judgments obtained in the United States against certain of the guarantors, whether or not predicated upon the federal securities laws of the United States.

In particular, Lux Issuer is a public limited liability companies (société anonyme) organized under the laws of Luxembourg. Certain of its officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce judgments obtained against such persons in U.S. courts and predicated upon the civil liability provisions of the U.S. federal securities laws.

In addition, since the United States and Luxembourg are not currently party to a treaty with respect to the mutual recognition and enforcement of civil judgments, a judgment obtained against a Luxembourg company in the U.S. courts in a dispute with respect to which the parties have validly agreed that such courts are to have jurisdiction, will not be directly enforced by the courts in Luxembourg. In order to obtain a judgment which is enforceable in Luxembourg, the claim must be re-litigated before a competent court of Luxembourg. The relevant Luxembourg court will have discretion to attach such weight to a judgment of the courts of the United States as it deems appropriate based on Luxembourg case law. The courts of Luxembourg may recognize the binding effect of a final, conclusive and enforceable money judgment of a court of competent jurisdiction in the United States provided that certain conditions as set forth in Article 678 et seq. of the Luxembourg New Code of Civil Procedure are satisfied. As a result, even if a favorable judgment is obtained against the Lux Issuer in the United States, such judgment might not be enforced by the courts in Luxembourg and may need to be re-litigated in Luxembourg.

We have not presented individual financial statements or summary financial data for each of the guarantors of the Reynolds Notes (other than RGHL), the Reynolds Notes Issuers or other members of the RGHL Group and are not required to do so in the future under the indentures governing the Reynolds Notes.

Other than RGHL and BP I, we have not presented individual financial statements or summary financial data for each of the guarantors of the Reynolds Notes, the Reynolds Notes Issuers or other members of the RGHL Group in this annual report and may not be required to do so in the future under the indentures governing the Reynolds Notes. The absence of such separate financial statements may make it difficult for holders of the Reynolds Notes to assess the financial condition or results of operations of the Reynolds Notes Issuers and the guarantors or their compliance with the covenants in the indentures governing the Reynolds Notes, as applicable.

Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the Reynolds Notes.

Non-U.S. subsidiaries of our U.S. subsidiaries have not and will not guarantee the Reynolds Notes, and the Reynolds Notes are and will be structurally subordinated to all claims of creditors, including trade creditors, of such non-U.S. subsidiaries.

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

Certain jurisdictions may impose withholding taxes on payments under the Reynolds Notes and any related guarantees or security documents or impose foreign exchange restrictions which may alter or reduce the amount recoverable by noteholders.

Payments made under the Reynolds Notes and any related guarantees or security granted by guarantors, security providers and the issuers in certain jurisdictions may be subject to withholding tax, the amount of which will vary depending on the residency of the recipient, the availability of double-tax treaty relief and the recipient's legal relationship with the relevant guarantor, issuer or security provider. In certain circumstances holders may be entitled to receive additional amounts in respect of such withholding tax, other than withholding tax imposed or levied by or on behalf of the United States or any political subdivision or governmental authority thereof or therein having power to tax. In addition, government or central bank approvals may be required in order for a guarantor, issuer or security provider organized under the laws of certain jurisdictions to remit payments outside that jurisdiction under its guarantee or security.

In addition, foreign exchange controls applicable in certain jurisdictions may limit the amount of local currency that can be converted into other currencies, including U.S. dollars, upon enforcement of a guarantee or security interest.

You may face currency exchange risks by investing in the Reynolds Notes.

The Reynolds Notes are denominated and payable in U.S. dollars. If you measure your investment returns by reference to a currency other than U.S. dollars, investment in the Reynolds Notes entails foreign currency exchange-related risks due to, among other factors, possible significant changes in the value of the U.S. dollar relative to the currency you use to measure your investment returns, caused by economic, political and other factors which affect exchange rates and over which we have no control. Depreciation of the U.S. dollar against the currency in which you measure your investment returns would cause a decrease in the effective yield of the Reynolds Notes below their stated coupon rates and could result in a loss to you when the return on such notes is translated into the currency in which you measure your investment returns. There may be tax consequences for you as a result of any foreign currency exchange gains or losses resulting from your investment in the Reynolds Notes. You should consult your tax advisor concerning the tax consequences to you of acquiring, holding and disposing of the Reynolds Notes.

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

The Reynolds Notes have the benefit of the guarantees of and, with respect to the Reynolds Senior Secured Notes, security from RGHL, BP I and certain of its subsidiaries, including the Reynolds Notes Issuers. However, the guarantees and the security are limited to the maximum amount that the guarantors or the security providers are permitted to guarantee and secure under applicable law. As a result, a guarantor's or a security provider's liability under a guarantee or in respect of security could be materially reduced or reduced to zero depending on the amount of other obligations of such entity and upon applicable laws. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee or in respect of security, or subordinate the guarantee or security to other obligations of the guarantor or security provider. See “— Fraudulent conveyance laws and other limitations on the enforceability of the Reynolds Notes, the related guarantees and any security securing such notes or related guarantees, may adversely affect the validity and enforceability of such instruments or the related security securing them.”

Furthermore, in 2013, we made certain amendments to our Credit Agreement which had the effect of providing us with greater flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirements under the Credit Agreement, subject to certain conditions. At such time and in 2016, we released certain of our non-U.S. subsidiaries in Australia, Brazil, British Virgin Islands, Costa Rica, Germany, Hong Kong, Hungary, Japan, Mexico and the United Kingdom from the collateral and guarantee requirements under the Credit Agreement, and as a result, such subsidiaries no longer guarantee the Credit Agreement and were also released from their respective guarantee of the Reynolds Notes. The Credit Agreement requires that our guarantor subsidiaries collectively continue to maintain combined gross assets of at least 75% of our consolidated total assets and combined EBITDA of at least 75% of our consolidated EBITDA. If we are unable to meet these minimum guarantee requirements at the end of a fiscal quarter, we would be required to add additional subsidiary guarantors as necessary to satisfy such requirements. See “Item 10. Additional Information — Material Contracts.”

In addition, in certain jurisdictions, a guarantee or security interest granted by a company that is not in the company's corporate interests or where the burden of that guarantee or security exceeds the benefit to the company may not be valid and enforceable. It is possible that a creditor of an entity or the insolvency administrator in the case of an insolvency of an entity may contest the validity and enforceability of the guarantee or security and that the applicable court may determine that the guarantee or security should be limited or voided. In the event that any guarantees or security are deemed invalid or unenforceable, in whole or in part, or to the extent that agreed limitations on the guarantee or secured obligation apply, the Reynolds Notes would rank pari passu with, or be effectively subordinated to, all liabilities of the applicable guarantor, including trade payables of such guarantor.

Relevant local insolvency laws may not be as favorable to you as U.S. bankruptcy laws and may preclude holders of the Reynolds Notes from recovering payments due.

Certain members of the RGHL Group that are either an issuer or guarantors or security providers (subject to certain exceptions) are organized under the laws of Canada, Luxembourg, the Netherlands or New Zealand. The procedural and substantive provisions of the insolvency laws of these countries may not be as favorable to creditors as the provisions of U.S. law.

In the event that any one or more of the Reynolds Notes Issuers, the guarantors, security providers, any future guarantors or security providers or any other of our subsidiaries experience financial difficulty, it is not possible to predict with certainty in which jurisdiction or jurisdictions insolvency or similar proceedings would be commenced, or the outcome of such proceedings. Pursuant to the European Union regulation on insolvency proceedings, any insolvency proceeding with regard to any Reynolds Notes Issuer, guarantor or security provider located within the European Union would most likely be held in, based on and governed by the insolvency laws of the jurisdiction of the relevant entity's center of “main interests,” which will not necessarily be the country in which it is incorporated. We cannot assure you as to how that regulation will be applied in insolvency proceedings relating to several jurisdictions within the European Union.

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

The Reynolds Senior Notes are unsecured but are guaranteed by certain subsidiaries of RGHL. Most of the assets of the guarantors of the Reynolds Senior Notes are pledged, on a priority basis, for the benefit of the lenders under the Credit Agreement and for the benefit of the holders of the Reynolds Senior Secured Notes. The indentures governing the Reynolds Notes, as well as the terms of the Credit Agreement, allow the incurrence of additional senior secured indebtedness in the future. In the event of an insolvency or liquidation, or if payment under the Reynolds Senior Secured Notes, the Credit Agreement or any other secured debt is accelerated, the lenders under the Credit Agreement, holders of the Reynolds Senior Secured Notes and holders of any other secured debt will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to the Credit Agreement, the Reynolds Senior Secured Notes or any other secured debt) and will be paid out of the assets pledged as collateral before these assets are made available to holders of the Reynolds Senior Notes. In such event, the proceeds from the sale of such assets may not be sufficient to satisfy our obligations under the Reynolds Senior Notes.

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

Most of the collateral is subject to the prior or equal claims of other creditors which could diminish any recovery from the collateral. Certain other creditors may have permitted liens which rank prior to the liens of the noteholders in the collateral. In addition, certain other creditors may have permitted liens which rank junior to the liens of the noteholders in the collateral. The indentures governing the Reynolds Notes also permit us to incur additional indebtedness that may share in the collateral on a senior or equal lien priority basis. Any additional obligations secured by a lien on the collateral securing the Reynolds Senior Secured Notes, whether effectively or actually senior to or equal with the lien in favor of the Reynolds Senior Secured Notes, will adversely affect the relative position of the holders of such Reynolds Senior Secured Notes with respect to the collateral securing such notes. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, the proceeds of the enforcement against the collateral will be used first to pay the secured parties under any indebtedness secured on a senior lien priority basis over the collateral in full before making any payments on the Reynolds Senior Secured Notes and any other indebtedness with an equal lien on the collateral. Any Reynolds Senior Secured Notes remaining outstanding will be general unsecured claims that are equal in right of payment with our other unsecured unsubordinated or subordinated indebtedness, as relevant. The presence of junior liens may also impair the value recoverable from the collateral.

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

Recent Developments

On January 13, 2017, the RGHL Group issued a notice of redemption for all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 to be repaid on February 15, 2017 at a redemption price of 102.750% plus accrued and unpaid interest.

On February 7, 2017, the RGHL Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. The net effect resulted in a 0.25% reduction in the current margin applicable to the outstanding U.S. and European term loans and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000%. The amended Credit Agreement continues to include an additional reduction in interest rates of 0.25% upon certain upgrades in the RGHL Group’s credit rating.

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

For a discussion of financial results by segment for each of the last three years, see “Item 5. Operating and Financial Review and Prospects — Results of Operations” and for a discussion of our capital expenditures for each of the last three years, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Evergreen for each of the years ended December 31, 2016, 2015 and 2014:

	Revenue by product group
(In $ million)	2016	2015	2014
Carton Packaging	809	835	848
Liquid Packaging Board	414	443	470
Paper Products	357	375	394
Total	1,580	1,653	1,712

	Revenue by geographic region
(In $ million)	2016	2015	2014
United States	1,393	1,468	1,522
Asia	149	143	147
Other	38	42	43
Total	1,580	1,653	1,712

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

Total Packaging Solution

Evergreen employs a business model that we refer to as “Total Packaging Solution,” which is based on providing Evergreen's customers with a single source for all of their fresh beverage carton packaging requirements. Fresh carton sleeves can be used with Evergreen's fresh filling machines, as well as other fresh filling machines. Carton packaging sales represented 51% of Evergreen's revenue in 2016 and are sold under multi-year and shorter term contracts.

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

Customers

Evergreen's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Many of Evergreen's customer sales contracts are index-based, allowing for the pass-through of input cost movements on a quarterly to annual basis. In 2016, Evergreen's top ten customers accounted for 37% of the segment's total revenue, and no single customer accounted for more than 10% of the segment's total revenue.

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

Raw Materials and Suppliers

In 2016, the total value of raw materials consumed by Evergreen was $526 million and represented 43% of Evergreen's total cost of sales, excluding depreciation and amortization.

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

Intellectual Property

Evergreen has a significant number of registered patents and registered trademarks. Evergreen uses internal and external resources to manage its intellectual property portfolio and, where appropriate, defends its intellectual property rights throughout the world. Evergreen also relies on unpatented proprietary know-how and trade secrets and employs various methods including confidentiality agreements with employees and consultants to protect its intellectual property. Additionally, Evergreen has licensed, and may license in the future, patents, trademarks, trade secrets and similar intellectual property to third parties. Evergreen attempts to contractually ensure that its intellectual property and similar proprietary rights are protected when entering into business relationships. While in the aggregate Evergreen's patents are of material importance to Evergreen's business, Evergreen believes that its business is not dependent upon any single patent or group of related patents.

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

Employees

As of December 31, 2016, Evergreen employed approximately 3,800 people. Approximately 61% of Evergreen's employees are covered by collective labor agreements. Evergreen has not experienced any significant union-related work stoppages. We believe Evergreen's relationships with its employees and labor unions are satisfactory.

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

In addition, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as “Boiler MACT.” Evergreen currently estimates capital costs to comply with the final Boiler MACT rules to be approximately $52 million; approximately $51 million of such costs will be spent in connection with the boiler at its Canton, North Carolina mill and $1 million in costs will be incurred in connection with a boiler at its Pine Bluff, Arkansas mill. As of December 31, 2016, approximately $25 million of Boiler MACT-related costs had been incurred. Evergreen expects to incur the remaining Canton costs by 2019. Evergreen does not expect the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

Closures

Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures' products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America. The following table shows total segment revenue by geographic region for Closures for each of the years ended December 31, 2016, 2015 and 2014:

	Revenue by geographic region
(In $ million)	2016	2015	2014
United States	373	365	385
Remaining North American Region	84	88	111
Asia	229	235	264
Europe	135	162	198
South America	107	132	170
Total	928	982	1,128

History

Closures has been supplying caps and closures since its inception in the 1930s as part of Alcoa's packaging business. Closures started developing aluminum closures primarily for the food industry and continued to develop its manufacturing capabilities through the 1940s and 1950s. In the 1960s, Closures introduced the first resealable aluminum roll-on closure for the beer and soft drink industries. In 1986, Closures acquired H-C Industries, which had developed a patented compression molding process to make plastic closures for carbonated soft drinks. Throughout the

1990s and 2000s, Closures continued to develop innovative closure solutions such as spout fitments for gable top juice containers and hot-fill closures for sports drinks and entered the Asian, European and South American markets during this period. In 2008, Closures was acquired indirectly by Mr. Graeme Hart, our strategic owner. In February 2010, Closures purchased Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. The acquired company was renamed Closure Systems International Americas, Inc. In January 2014, we sold Closures' aluminum closures business in Germany.

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

Customers

Closures’ customer base includes international companies as well as large national and regional companies primarily in the beverage and consumer product industries. Where appropriate, Closures manages its customer relationships with large beverage companies at both the parent company and the local bottler levels. This approach allows Closures to foster relationships at the various purchasing decision points, thereby minimizing its exposure to any one particular contract and enabling it to understand the developing requirements of beverage customers. Many of Closures' customers have been customers for over 20 years. Closures also produces caps and closures for Evergreen. In 2016, Closures’ top ten customers accounted for 48% of the segment’s total revenue, with one customer accounting for 11% and two customers each accounting for 10% of the segment’s total revenue.

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

We believe Closures is the only global supplier of a completely integrated closures solution by offering both caps and closures and capping equipment. This provides a strategic advantage for Closures as both its sales professionals and service technicians have the ability to solicit real-

time feedback and provide Closures with insight on global cap and closure operations, consumer trends and competitor products. We believe this flow of shared knowledge among equipment sales, cap and closure sales and equipment service personnel helps Closures effectively develop and manufacture high quality, innovative products that meet the needs of its customers.

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

Manufacturing

Closures operates 26 manufacturing and capping equipment assembly locations worldwide, including six facilities in Asia, six in North America, five in South America, four in Europe, four in the Middle East and one in Central America.

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

Raw Materials and Suppliers

Closures' principal raw materials are resin, colorant and aluminum. In 2016, the total value of raw materials consumed by Closures was $444 million, with the majority of raw materials being plastic resins. In 2016, total raw materials represented 62% of Closures’ total cost of sales, excluding depreciation and amortization.

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

Intellectual Property

Closures has a significant number of registered patents and registered trademarks which, along with trade secrets and manufacturing know-how, help support Closures' ability to add value within its market and sustain its competitive advantages. Closures monitors its patents and trademarks on its products and processes and, where appropriate, defends its intellectual property rights throughout the world. While in the aggregate

Closures' patents are of material importance to Closures' business, Closures believes that its business is not dependent upon any single patent or group of patents.

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

Research and development costs were $10 million, $10 million and $11 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Employees

As of December 31, 2016, Closures employed approximately 2,800 people. Approximately 35% of Closures' employees are covered by collective labor agreements. Closures has not experienced any significant union-related work stoppages over the last 25 years. We believe Closures' relationships with its employees, labor unions and work councils are satisfactory.

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

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America. Virtually all revenue for Reynolds Consumer Products comes from the U.S. and Canada. The following table shows total segment revenue by product group for Reynolds Consumer Products for each of the years ended December 31, 2016, 2015 and 2014:

	Revenue by product group
(In $ million)	2016	2015	2014
Waste and Storage	1,166	1,205	1,208
Cooking	1,060	1,060	956
Tableware	710	704	714
Total	2,936	2,969	2,878

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

In November 2013, we acquired Trans Western Polymers, Inc., a manufacturer of waste and storage plastic bags.

In June 2014, Reynolds Consumer Products acquired the North American foil products business of Novelis Inc. ("Novelis Foil Products"). This business, which includes foil manufacturing plants and offices in Toronto, ON, and Vancouver, BC, sells consumer foil products (primarily under the ALCAN brand) in Canada and aluminum containers in Canada and the U.S. Novelis Foil Products also manufactures products for Pactiv Foodservice.

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

Customers

Reynolds Consumer Products' customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores and military outlets. Through its sales organization, Reynolds Consumer Products is able to manage its relationships with customers at the national, regional and local levels, depending on their needs. We believe that Reynolds Consumer Products' sales support, together with Reynolds Consumer Products' ability to manufacture and supply store branded products, is a significant competitive advantage. Reynolds Consumer Products also manufactures Pactiv Foodservice's aluminum product offerings. In 2016, Reynolds Consumer Products' top ten customers accounted for 69% of the segment's total revenue, with one customer accounting for 38% of the segment's total revenue.

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

Manufacturing

Reynolds Consumer Products operates 13 manufacturing facilities strategically located across the United States and two manufacturing facilities located in Canada to optimize distribution and minimize lead times and freight costs. At three of its facilities, Reynolds Consumer Products also manufactures products for Pactiv Foodservice. In addition, Pactiv Foodservice manufactures products for Reynolds Consumer Products at 19 of its facilities.

Raw Materials and Suppliers

Reynolds Consumer Products' principal raw materials include plastic resins, mainly PE and PS, and aluminum. In 2016, the total value of raw materials consumed by Reynolds Consumer Products was $1,352 million and represented 67% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 49% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 21%. Reynolds Consumer Products' other raw materials include products purchased and resold as well as paper, corrugated carton and cases. Reynolds Consumer Products is sensitive to price movements of raw materials, mainly resin and aluminum, and to energy-related cost movements, particularly those that affect transportation and utility costs. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. To minimize the impact of price fluctuations, Reynolds Consumer Products enters into hedging agreements for some resin and aluminum purchases. Reynolds Consumer Products also enters into hedging agreements at the request of certain customers who want to mitigate the risk of changes in raw material costs in their purchase pricing.

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

Research and development costs were $13 million, $8 million and $6 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Employees

As of December 31, 2016, Reynolds Consumer Products employed approximately 4,500 people located primarily in its U.S. and Canada manufacturing facilities. Approximately 24% of Reynolds Consumer Products' employees are covered by collective labor agreements. Reynolds Consumer Products has not experienced any significant union-related work stoppages over the last 10 years. We believe Reynolds Consumer Products' relationships with its employees and labor unions are satisfactory.

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

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and PET egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America. The following table shows total segment revenue by geographic region for Pactiv Foodservice for each of the years ended December 31, 2016, 2015 and 2014:

	Revenue by geographic region
(In $ million)	2016	2015	2014
United States	3,287	3,452	3,481
Remaining North American Region	321	356	373
Europe	110	114	137
Other	30	36	43
Total	3,748	3,958	4,034

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

Pactiv’s foodservice/food packaging business was originally part of Packaging Corporation of America (“PCA”), which was acquired by Tenneco Inc. in 1965. PCA manufactured paperboard and various paperboard products as well as certain plastic and aluminum food packaging products. In 1995, PCA was renamed Tenneco Packaging Inc. and acquired Mobil Plastics Company and in 1996 acquired Amoco Foam Products Company, which significantly expanded its foodservice offering. In April 1999, Tenneco Packaging Inc. sold its paperboard business and in November 1999 Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. Pactiv has made various acquisitions, including Prairie Packaging Inc. in 2007 and PWP Industries Inc. (which was renamed Pactiv Packaging Inc.) in 2010. In November 2010, we acquired Pactiv, and have since integrated our Reynolds foodservice packaging and Pactiv foodservice packaging businesses to form our Pactiv Foodservice segment. In May 2011, we acquired Dopaco Inc. and Dopaco Canada, Inc. In September 2012, we acquired the business of Interplast Packaging Inc., a producer of custom-labeled recycled PET egg cartons throughout North America. Also in September 2012, we acquired International Tray Pads & Packaging, Inc., a manufacturer of a line of absorbent products used in fresh packed point of purchase meat, fish, poultry and produce. In March 2013, we acquired the business of Spirit Foodservice Products Inc. ("Spirit"), a producer of extruded PS cups, injected molded PS products such as cutlery and utensils, and extruded PP products. In January 2012, we sold the Pactiv Foodservice laminating operations in Louisville, Kentucky. In January 2014, we sold the picks and stirrers portion of Spirit. In November 2014, we sold Pactiv Foodservice’s building products operation.

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

Customers

Pactiv Foodservice's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Pactiv Foodservice's customers include foodservice distributors, quick service restaurants, food processors, supermarket distributors and supermarkets. Pactiv Foodservice also manufactures most of Reynolds Consumer Products' tableware products. In 2016, Pactiv Foodservice's top ten customers accounted for 46% of the segment's total revenue, with two customers accounting for 13% and 11% of the segment's total revenue, one of which was Reynolds Consumer Products.

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

Manufacturing

Pactiv Foodservice operates 42 manufacturing plants in North America and three in Europe and has one majority-owned joint venture in China. At 19 of its facilities, Pactiv Foodservice also manufactures products for Reynolds Consumer Products. In addition, three facilities operated by Reynolds Consumer Products manufacture products for Pactiv Foodservice. Pactiv Foodservice also operates several distribution facilities in the United States. Pactiv Foodservice’s manufacturing plants are grouped based upon the three markets the business primarily services: foodservice; food packaging; and retail. Each manufacturing plant is managed by a manufacturing director. The directors have responsibility for all plants that produce a specific process. The structure is integral to a disciplined and lean operating system that provides consistent operating practices and metrics across all locations.

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

Raw Materials and Suppliers

Pactiv Foodservice’s principal raw materials include plastic resins, paperboard and aluminum. In 2016, the total value of raw materials consumed by Pactiv Foodservice was $1,750 million and represented 60% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 67% of raw material costs for the year, while paperboard, aluminum and other raw materials collectively accounted for 33%.

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

Intellectual Property

Pactiv Foodservice has a significant number of registered patents and registered trademarks which, along with trade secrets and manufacturing know-how, help support Pactiv Foodservice's ability to add value within the market and sustain its competitive advantages. Pactiv Foodservice has invested a considerable amount of resources in developing its proprietary products and manufacturing capabilities, and it employs various methods, including confidentiality and non-disclosure agreements with third parties, employees and consultants, to protect its intellectual property. Pactiv Foodservice uses internal and external resources to manage its intellectual property portfolio. In addition, where appropriate, the business defends its intellectual property rights throughout the world. We believe that the intellectual property and licensing rights held are adequate for the business. While in the aggregate Pactiv Foodservice's patents are of material importance to Pactiv Foodservice's business, Pactiv Foodservice believes that its business is not dependent upon any single patent or group of patents.

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

Research and development costs were $18 million, $19 million and $19 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Employees

As of December 31, 2016, Pactiv Foodservice employed approximately 11,300 people located primarily in its U.S. manufacturing facilities. Approximately 10% of Pactiv Foodservice's employees are covered by collective labor agreements. Pactiv Foodservice has not experienced any significant union-related work stoppages over the last six years. We believe Pactiv Foodservice's relationships with its employees and labor unions are satisfactory.

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

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America. The following tables show total segment revenue by product group and revenue by geographic region for Graham Packaging for each of the years ended December 31, 2016, 2015 and 2014:

	Revenue by product group
(In $ million)	2016	2015	2014
Food and Beverage	1,541	1,704	1,875
Household	329	347	408
Automotive Lubricants	275	284	325
Personal Care	78	112	137
Total	2,223	2,447	2,745

	Revenue by geographic region
(In $ million)	2016	2015	2014
United States	1,839	1,996	2,179
Remaining North American Region	123	157	202
Europe	169	187	211
South America	57	64	102
Other	35	43	51
Total	2,223	2,447	2,745

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

Customers

Substantially all of Graham Packaging's sales are to major branded consumer products companies. Major customers are under multi-year contracts. These include customers for which Graham Packaging's products are manufactured at a dedicated production facility nearby or inside the customer's production facility, as well as products manufactured at Graham Packaging's stand-alone facilities which produce packaging for several customers. Graham Packaging's supply contracts with its customers for on-site production typically have terms of up to ten years, while its supply contracts for production off-site typically have terms that range from two to five years. Both of these categories of contracts often either renew automatically for subsequent one year terms or are renegotiated by Graham Packaging before expiration of the initial term. Graham Packaging's contracts typically contain provisions allowing for price adjustments based on changes in raw material prices and, in a majority of cases, the cost of energy and labor, among other factors. Graham Packaging is often the sole supplier of its customers' custom plastic container requirements nationally, regionally or for a specific brand. In 2016, Graham Packaging's top ten customers accounted for 52% of the segment's total revenue, with one customer accounting for 11% of the segment’s total revenue.

Competition

Graham Packaging has a significant market share in rigid blow-molded plastic containers in North America but faces increasing competition in that market. These competitors include Plastipak Packaging, Inc., Amcor Limited, ALPLA and Consolidated Container Company, LLC. Graham Packaging faces competition from a number of well-established regional and international businesses across several of its product categories. Competition is based on several factors including price, product design, technology (such as barrier protection and lightweighting) and customer service. While several key competitors to Graham Packaging are positioned to provide a broader array of packaging solutions beyond rigid plastic containers, including flexible packaging and/or non-plastic solutions, Graham Packaging competes by striving to provide superior levels of service, speed to market and product design and development capabilities. Although Graham Packaging has been able over time to partially offset pricing pressures by reducing its cost structure and making the manufacturing process more efficient, it may not be able to continue to do so in the future. These competitive pressures may adversely affect Graham Packaging’s business and financial performance.

Marketing and Sales

Graham Packaging's sales are made primarily through its direct sales force, as well as selected brokers. Sales activities are conducted from Graham Packaging's regional headquarters in Lancaster, Pennsylvania and from field sales offices located in North America, Europe, South America and Asia. Graham Packaging's products are typically delivered by truck, on a daily basis, in order to meet customers' just-in-time delivery requirements, except in the case of on-site operations. In many cases, Graham Packaging's on-site operations are integrated with its customers' manufacturing operations so that deliveries are made, as needed, by direct conveyance to the customers' filling lines.

Seasonality

Graham Packaging's operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

Manufacturing

A critical component of Graham Packaging's strategy is to locate manufacturing facilities on-site, when practical, reducing expensive shipping and handling charges, providing instantaneous quality acceptance feedback and increasing distribution efficiencies. Graham Packaging has 83 manufacturing facilities of which approximately one-third are located on-site at its customers' plants. Graham Packaging operates 65 plants in North America, 13 in Europe, four in South America and one in Asia.

Graham Packaging utilizes a variety of production processes, including blow molding and injection molding. We believe that the blow molders and injection molders used by Graham Packaging are widely recognized as the leading technologies for high speed production of cold-fill, hot-fill, pasteurized and retorted rigid packaging using PET and other plastic resins, offering both mono- and multi-layer solutions. Graham Packaging also operates a variety of bottle labeling and decorating platforms, which is accomplished through in-mold techniques or post-molding methods. Typically, these decoration methods are used for bottles in the household, automotive and personal care product categories.

Raw Materials and Suppliers

Resins constitute the primary raw materials used to make Graham Packaging's products. These materials are available from a number of domestic and international suppliers, and Graham Packaging is not dependent upon any single supplier. In 2016, the total value of raw materials consumed by Graham Packaging was $989 million and represented 58% of Graham Packaging's total cost of sales, excluding depreciation and amortization.

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

New Product Development

Graham Packaging’s technical capability has been enhanced through its Global Innovation & Design Center in York, Pennsylvania. Graham Packaging incurs costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, were $6 million, $9 million and $10 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Employees

As of December 31, 2016, Graham Packaging employed approximately 6,200 people. Approximately 21% of Graham Packaging's employees are covered by collective labor agreements. Graham Packaging has not experienced any significant union-related work stoppages over the last 30 years. We believe Graham Packaging's relationships with its employees and labor unions are satisfactory.

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

Organizational Structure

We are a holding company that conducts its business operations through its controlled entities. Our significant controlled entities, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by us, are set out in note 22 to our audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2016, our total indebtedness of $12,179 million ($13,844 million as of December 31, 2015) was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $12,071 million, consisting of total indebtedness net of unamortized transaction costs and embedded derivatives. For more information regarding our external borrowings, refer to note 16 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Restructuring and Cost Saving Programs

We have implemented a number of restructuring and cost saving programs in order to reduce our operating costs. During the year ended December 31, 2016, we incurred restructuring charges of $49 million and operational process engineering-related consultancy costs of $21 million.

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

Historical index prices of resin, aluminum and paperboard from December 31, 2014 through December 31, 2016 are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

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

Source: Pulp and Paper Week

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations. In January 2016, Pulp and Paper Week introduced a new “Series B” price assessment methodology and announced the phasing out of its previous methodologies. This new “Series B” methodology resulted in a decrease of 12% to 16% in average reported price. All prior periods presented in the chart above have been restated to reflect this change in price assessment methodology.

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

Effect of Currency Fluctuations

We operate in multiple countries and transact business in a range of currencies. Evergreen, Reynolds Consumer Products and Pactiv Foodservice, which predominantly operate in the United States, are less affected by currency fluctuations than Closures and Graham Packaging. In addition to the U.S. dollar, the currencies in which our transactions are primarily denominated are the euro, Mexican peso, New Zealand dollar and Canadian dollar, and to a lesser extent the Argentine peso, Brazilian real, British pound, Chinese yuan renminbi, Japanese yen, Korean won, Polish zloty and Taiwanese dollar. Exchange rate fluctuations can therefore either increase or decrease revenue and expense items when reported in U.S. dollars. For most financial periods, the impact on revenue due to fluctuations in exchange rates has been partially offset by the impact on expenses, as most of our business units incur revenue and expenses in their respective local currencies, creating a natural hedge to currency fluctuations. From time to time we enter into hedging agreements for some of our foreign currency transactions to minimize the impact of foreign currency pricing changes.

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

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net cash proceeds of $4,149 million, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce our indebtedness (refer to note 16 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information). In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2015, as confirmed by the assigned independent expert. An additional amount of up to €25 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal year 2016 (refer to note 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information).

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2016	% of revenue	2015	% of revenue	Change	% change
Revenue	10,646	100%	11,178	100%	(532)	(5)%
Cost of sales	(8,259)	(78)%	(8,978)	(80)%	719	8%
Gross profit	2,387	22%	2,200	20%	187	9%
Selling, marketing and distribution expenses/General and administration expenses	(1,170)	(11)%	(1,007)	(9)%	(163)	(16)%
Net other income (expenses)	(72)	(1)%	53	—%	(125)	NM
Profit from operating activities	1,145	11%	1,246	11%	(101)	(8)%
Financial income	169	2%	22	—%	147	NM
Financial expenses	(1,042)	(10)%	(1,562)	(14)%	520	33%
Net financial expenses	(873)	(8)%	(1,540)	(14)%	667	43%
Profit (loss) from continuing operations before income tax	272	3%	(294)	(3)%	566	NM
Income tax (expense) benefit	(105)	(1)%	(60)	(1)%	(45)	(75)%
Profit (loss) from continuing operations	167	2%	(354)	(3)%	521	NM
Profit (loss) from discontinued operations, net of income tax	(6)	NM	2,672	NM	(2,678)	NM
Profit (loss) for the year	161	NM	2,318	NM	(2,157)	(93)%
Depreciation and amortization from continuing operations	707	7%	714	6%	(7)	(1)%
RGHL Group Adjusted EBITDA(1) from continuing operations	2,103	20%	2,019	18%	84	4%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

Revenue. Revenue decreased by $532 million, or 5%. The decrease was primarily due to lower pricing largely as a result of the pass-through of lower resin costs to customers. Changes in foreign currency rates also had an unfavorable impact of approximately $75 million. Overall sales volume was down, driven by lower sales volume at Evergreen, Closures and Graham Packaging, partially offset by higher sales volume at the remaining segments.

Cost of Sales. Cost of sales decreased by $719 million, or 8%. The decrease was due to favorable resin prices across all segments, lower sales volume at Evergreen, Closures and Graham Packaging (which were partially offset by higher sales volume at the remaining segments), a favorable foreign currency impact, lower manufacturing costs and a decrease in depreciation expense. These decreases were partially offset by $21 million of higher restructuring costs primarily at Pactiv Foodservice and Graham Packaging.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $163 million, or 16%. The increase included a $59 million increase in non-cash pension expense in Corporate, primarily due to the assumption of the UCI Pension Plans resulting in the recognition of a $65 million liability, partially offset by a $7 million lump-sum settlement gain related to the Pactiv Retirement Plan (refer to note 17 for additional information). The increase also included $37 million of higher advertising costs at Reynolds Consumer Products, increased employee-related costs at Evergreen, Reynolds Consumer Products and Pactiv Foodservice, increased restructuring costs at Pactiv Foodservice and Graham Packaging and increased amortization expense as a result of an $18 million benefit in the prior year from a cumulative adjustment to correct for amortization expense at Pactiv Foodservice. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue increased by 2%.

Net Other. Net other changed by $125 million, resulting in net other expenses of $72 million. The change includes a $96 million unfavorable change in unrealized gains and losses on derivatives, a $28 million increase in asset impairment charges and a $22 million unfavorable foreign currency impact. Partially offsetting these unfavorable changes was a $19 million decrease in the related party management fee.

Net Financial Expenses. Net financial expenses decreased by $667 million, or 43%. The decrease was primarily due to a favorable change of $332 million in the fair value of embedded derivatives and a $150 million decrease in interest expense as a result of debt repayments in the prior year and 2016. There was also a decrease of $137 million in losses on extinguishment of debt. Following the sale of SIG in March 2015, the RGHL Group repaid approximately $3,999 million of borrowings. This triggered a loss on extinguishment of debt of $305 million in the prior year. In 2016, the RGHL Group issued $4,250 million of borrowings and repaid $5,372 million of borrowings, which triggered a loss on extinguishment of debt of $168 million. In addition, there was a $45 million favorable change in foreign currency exchange gains and losses. For more information regarding financial income (expenses) and borrowings, refer to notes 9 and 16.

Income Tax. We recognized income tax expense of $105 million on profit before income tax of $272 million (an effective tax rate of 39%) compared to income tax expense of $60 million on a loss before income tax of $294 million (an effective tax rate of -20%) for the prior year. The effective tax rate for the year ended December 31, 2016 is primarily the result of: (i) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. For a reconciliation of income tax expense, refer to note 10 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report.

Depreciation and Amortization. Depreciation and amortization decreased by $7 million, or 1%. The decrease was due to lower depreciation expense for certain assets which became fully depreciated, partially offset by an $18 million benefit in the prior year from a cumulative adjustment to correct an error in amortization expense.

Discontinued Operations, Net of Income Tax. Profit from discontinued operations decreased by $2,678 million primarily due to a gain of $2,851 million, net of tax, from the sale of our SIG segment in the prior year, which was partially offset by foreign currency transaction losses on intercompany debt that were attributable to discontinued operations.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2016	2015
Profit from operating activities	1,145	1,246
Depreciation and amortization from continuing operations	707	714
RGHL Group EBITDA(1) from continuing operations	1,852	1,960
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	45	17
Non-cash change in multi-employer pension plan withdrawal liability	(11)	(1)
Non-cash pension expense, net of settlement gain	124	65
Operational process engineering-related consultancy costs	21	18
Related party management fee	40	59
Restructuring costs, net of reversals	49	9
Unrealized (gain) loss on derivatives	(20)	(106)
Other	3	(2)
RGHL Group Adjusted EBITDA(1) from continuing operations	2,103	2,019
Segment detail of Adjusted EBITDA:
Evergreen	270	282
Closures	138	147
Reynolds Consumer Products	650	581
Pactiv Foodservice	662	602
Graham Packaging	421	445
Corporate/Unallocated(2)	(38)	(38)
RGHL Group Adjusted EBITDA from continuing operations	2,103	2,019

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	1,467	93%	1,553	94%	(86)	(6)%
Inter-segment revenue	113	7%	100	6%	13	13%
Total segment revenue	1,580	100%	1,653	100%	(73)	(4)%
Cost of sales	(1,265)	(80)%	(1,343)	(81)%	78	6%
Gross profit	315	20%	310	19%	5	2%
Selling, marketing and distribution expenses/ General and administration expenses	(95)	(6)%	(85)	(5)%	(10)	(12)%
Net other income (expenses)	7	—%	6	—%	1	17%
Profit from operating activities	227	14%	231	14%	(4)	(2)%
Evergreen segment Adjusted EBITDA	270	17%	282	17%	(12)	(4)%

Revenue. Total segment revenue decreased by $73 million, or 4%. Revenue from liquid packaging board decreased by $29 million primarily due to lower pricing as a result of competitive pressures within the liquid packaging board market and index-linked price programs, partially offset by higher sales volume. Revenue from carton packaging decreased by $26 million primarily due to lower sales volume as a result of a decrease in end-consumer demand for certain customers’ products and a decline in pricing, largely as a result of index-linked price programs. Revenue from paper products decreased by $18 million primarily due to lower pricing as a result of ongoing market conditions as well as slightly lower sales volume as a result of a decrease in end-consumer demand for certain customers’ products.

Cost of Sales. Cost of sales decreased by $78 million, or 6%. The decrease was primarily due to $43 million of favorable raw material costs, largely resin, fiber and energy, decreased sales volume primarily due to lower carton packaging sales, and lower manufacturing costs. Additionally, cost of sales decreased as a result of a $9 million movement in the non-cash change related to the withdrawal from a multi-employer pension plan, mainly as a result of the settlement with PIUMPF (refer to note 17 for additional information). This item has been included in the segment’s Adjusted EBITDA calculation. For the years ended December 31, 2016 and 2015, raw material costs accounted for 42% of Evergreen's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $10 million, or 12%. The increase was primarily due to higher employee-related costs.

Net Other. Net other income increased by $1 million to $7 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2016	2015
Profit from operating activities	227	231
Depreciation and amortization	57	57
EBITDA	284	288
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	(10)	(1)
Other	(4)	(5)
Evergreen segment Adjusted EBITDA	270	282

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	912	98%	968	99%	(56)	(6)%
Inter-segment revenue	16	2%	14	1%	2	14%
Total segment revenue	928	100%	982	100%	(54)	(5)%
Cost of sales	(755)	(81)%	(818)	(83)%	63	8%
Gross profit	173	19%	164	17%	9	5%
Selling, marketing and distribution expenses/ General and administration expenses	(100)	(11)%	(96)	(10)%	(4)	(4)%
Net other income (expenses)	(8)	(1)%	4	—%	(12)	NM
Profit from operating activities	65	7%	72	7%	(7)	(10)%
Closures segment Adjusted EBITDA	138	15%	147	15%	(9)	(6)%

Revenue. Total segment revenue decreased by $54 million, or 5%. The decrease was primarily due to lower pricing of $25 million largely due to the pass-through of lower resin costs to customers, $16 million of lower sales volume, mostly in Europe, South America and Asia Pacific due to decreased customer demand as a result of general economic conditions, partially offset by higher sales volume in North America and a $13 million unfavorable foreign currency impact as a result of the strengthening of the U.S. dollar against the Mexican peso, Argentine peso and Brazilian real.

Cost of Sales. Cost of sales decreased by $63 million, or 8%. The decrease was primarily due to lower raw material costs of $27 million, mostly resin, lower manufacturing costs of $17 million, $8 million of lower sales volume and a $7 million favorable foreign currency impact. For the years ended December 31, 2016 and 2015, raw material costs accounted for 59% and 60% of Closures' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $4 million, or 4%.

Net Other. Net other changed by $12 million, resulting in net other expenses of $8 million. The change was primarily due to an unfavorable foreign currency impact and an increase in asset impairment charges. Asset impairment charges have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2016	2015
Profit from operating activities	65	72
Depreciation and amortization	65	68
EBITDA	130	140
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	6	4
Restructuring costs, net of reversals	5	7
Unrealized (gain) loss on derivatives	(2)	(4)
Other	(1)	—
Closures segment Adjusted EBITDA	138	147

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	2,790	95%	2,796	94%	(6)	—%
Inter-segment revenue	146	5%	173	6%	(27)	(16)%
Total segment revenue	2,936	100%	2,969	100%	(33)	(1)%
Cost of sales	(2,063)	(70)%	(2,226)	(75)%	163	7%
Gross profit	873	30%	743	25%	130	17%
Selling, marketing and distribution expenses/ General and administration expenses	(316)	(11)%	(261)	(9)%	(55)	(21)%
Net other income (expenses)	9	—%	24	1%	(15)	(63)%
Profit from operating activities	566	19%	506	17%	60	12%
Reynolds Consumer Products segment Adjusted EBITDA	650	22%	581	20%	69	12%

Revenue. Total segment revenue decreased by $33 million, or 1%. The decrease was primarily due to $83 million in lower pricing primarily resulting from the pass-through of lower commodity costs, partially offset by a $50 million increase in sales volume.

Cost of Sales. Cost of sales decreased by $163 million, or 7%. The decrease was primarily due to lower raw material costs, partially offset by higher manufacturing costs and costs of $10 million from higher sales volume. For the years ended December 31, 2016 and 2015, raw material costs accounted for 66% and 68% of Reynolds Consumer Products' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $55 million, or 21%. The increase was primarily due to $37 million of higher advertising for brand support and higher employee-related costs.

Net Other. Net other income decreased by $15 million to $9 million. The decrease was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2016	2015
Profit from operating activities	566	506
Depreciation and amortization	92	96
EBITDA	658	602
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(8)	(21)
Reynolds Consumer Products segment Adjusted EBITDA	650	581

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	3,254	87%	3,414	86%	(160)	(5)%
Inter-segment revenue	494	13%	544	14%	(50)	(9)%
Total segment revenue	3,748	100%	3,958	100%	(210)	(5)%
Cost of sales	(3,057)	(82)%	(3,338)	(84)%	281	8%
Gross profit	691	18%	620	16%	71	11%
Selling, marketing and distribution expenses/ General and administration expenses	(300)	(8)%	(258)	(7)%	(42)	(16)%
Net other income (expenses)	(33)	(1)%	81	2%	(114)	NM
Profit from operating activities	358	10%	443	11%	(85)	(19)%
Pactiv Foodservice segment Adjusted EBITDA	662	18%	602	15%	60	10%
Revenue. Total segment revenue decreased by $210 million, or 5%. The decrease was primarily due to $200 million of lower pricing as a result of the pass-through of lower resin costs to customers, an unfavorable foreign currency impact of $35 million from the strengthening of the U.S. dollar against the Canadian dollar, Mexican peso and euro and $25 million of unfavorable product mix. These decreases were partially offset by incremental sales volume of $51 million driven by growth across the foodservice, food packaging and retail markets.

Cost of Sales. Cost of sales decreased by $281 million, or 8%. The decrease was primarily due to lower raw material costs, $61 million of improved operational performance and a favorable foreign currency impact. These decreases were partially offset by incremental costs resulting from higher sales volume and higher restructuring costs. The restructuring costs have been included in the segment's Adjusted EBITDA calculation. For the years ended December 31, 2016 and 2015, raw material costs accounted for 57% and 59% of Pactiv Foodservice's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $42 million, or 16%. The increase was primarily due to an $18 million benefit in the prior year from a cumulative adjustment to amortization expense, $11 million of higher restructuring costs and a $13 million increase in employee-related costs.

Net Other. Net other changed by $114 million, resulting in net other expenses of $33 million. The change was primarily due to an unfavorable change in unrealized gains and losses on derivatives and $22 million of asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2016	2015
Profit from operating activities	358	443
Depreciation and amortization	223	211
EBITDA	581	654
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	28	6
Operational process engineering-related consultancy costs	21	18
Restructuring costs, net of reversals	31	1
Unrealized (gain) loss on derivatives	(7)	(77)
Other	8	—
Pactiv Foodservice segment Adjusted EBITDA	662	602

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2016	% of segment revenue	2015	% of segment revenue	Change	% change
External revenue	2,223	100%	2,447	100%	(224)	(9)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,223	100%	2,447	100%	(224)	(9)%
Cost of sales	(1,888)	(85)%	(2,083)	(85)%	195	9%
Gross profit	335	15%	364	15%	(29)	(8)%
Selling, marketing and distribution expenses/General and administration expenses	(196)	(9)%	(205)	(8)%	9	4%
Net other income (expenses)	(6)	—%	(2)	—%	(4)	NM
Profit from operating activities	133	6%	157	6%	(24)	(15)%
Graham Packaging segment Adjusted EBITDA	421	19%	445	18%	(24)	(5)%

Revenue. Total segment revenue decreased by $224 million, or 9%. The decrease was primarily due to a $125 million decrease in sales volume, a decline in pricing largely due to lower resin costs passed through to customers and a $27 million unfavorable foreign currency impact, partially offset by favorable changes in product mix. The decrease in sales volume was primarily due to contract losses, partially offset by the awarding of new business. The unfavorable foreign currency impact was largely due to the strengthening of the U.S. dollar against the Mexican peso.

Cost of Sales. Cost of sales decreased by $195 million, or 9%. The decrease was primarily due to $100 million in lower sales volume, an $82 million decrease in resin prices, a $23 million favorable foreign currency impact and $11 million in lower depreciation expense as certain assets became fully depreciated, partially offset by unfavorable changes in product mix and an increase in restructuring costs. The restructuring costs have been included in the segment's Adjusted EBITDA calculation. For the years ended December 31, 2016 and 2015, raw material costs accounted for 52% and 55% of Graham Packaging's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 4%. The decrease was primarily due to cost savings initiatives, as well as a favorable foreign currency impact, partially offset by an increase in restructuring costs.

Net Other. Net other expenses increased by $4 million to $6 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2016	2015
Profit from operating activities	133	157
Depreciation and amortization	269	282
EBITDA	402	439
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	11	7
Restructuring costs, net of reversals	12	1
Other	(4)	(2)
Graham Packaging segment Adjusted EBITDA	421	445

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2016	2015	Change	% change
Gross profit (loss)	—	(1)	1	100%
Selling, marketing and distribution expenses/General and administration expenses	(163)	(102)	(61)	(60)%
Net other income (expenses)	(41)	(60)	19	32%
Loss from operating activities	(204)	(163)	(41)	(25)%
Corporate/Unallocated Adjusted EBITDA	(38)	(38)	—	—%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $61 million, or 60%. Non-cash pension expense increased by $59 million, primarily due to the assumption of the UCI Pension Plans resulting in the recognition of a $65 million liability, partially offset by a $7 million lump-sum settlement gain related to the Pactiv Retirement Plan (refer to note 17 for additional information). Non-cash pension expense, net of settlement gain has been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $19 million to $41 million. The decrease was primarily due to a $19 million decrease in the related party management fee. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2016	2015
Loss from operating activities	(204)	(163)
Depreciation and amortization	1	—
EBITDA	(203)	(163)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense, net of settlement gain	124	65
Related party management fee	40	59
Other	1	1
Corporate/Unallocated Adjusted EBITDA	(38)	(38)

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2015	% of revenue	2014	% of revenue	Change	% change
Revenue	11,178	100%	11,666	100%	(488)	(4)%
Cost of sales	(8,978)	(80)%	(9,650)	(83)%	672	7%
Gross profit	2,200	20%	2,016	17%	184	9%
Selling, marketing and distribution expenses/General and administration expenses	(1,007)	(9)%	(996)	(9)%	(11)	(1)%
Net other income (expenses)	53	—%	(46)	—%	99	NM
Profit from operating activities	1,246	11%	974	8%	272	28%
Financial income	22	—%	25	—%	(3)	(12)%
Financial expenses	(1,562)	(14)%	(1,474)	(13)%	(88)	(6)%
Net financial expenses	(1,540)	(14)%	(1,449)	(12)%	(91)	(6)%
Profit (loss) from continuing operations before income tax	(294)	(3)%	(475)	(4)%	181	38%
Income tax (expense) benefit	(60)	(1)%	70	1%	(130)	NM
Profit (loss) from continuing operations	(354)	(3)%	(405)	(3)%	51	13%
Profit (loss) from discontinued operations, net of income tax	2,672	NM	105	NM	2,567	NM
Profit (loss) for the year	2,318	NM	(300)	NM	2,618	NM
Depreciation and amortization from continuing operations	714	6%	798	7%	(84)	(11)%
RGHL Group Adjusted EBITDA(1) from continuing operations	2,019	18%	1,935	17%	84	4%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

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

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	1,553	94%	1,597	93%	(44)	(3)%
Inter-segment revenue	100	6%	115	7%	(15)	(13)%
Total segment revenue	1,653	100%	1,712	100%	(59)	(3)%
Cost of sales	(1,343)	(81)%	(1,422)	(83)%	79	6%
Gross profit	310	19%	290	17%	20	7%
Selling, marketing and distribution expenses/ General and administration expenses	(85)	(5)%	(93)	(5)%	8	9%
Net other income (expenses)	6	—%	(3)	—%	9	NM
Profit from operating activities	231	14%	194	11%	37	19%
Evergreen segment Adjusted EBITDA	282	17%	271	16%	11	4%

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	231	194
Depreciation and amortization	57	57
EBITDA	288	251
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	(1)	13
Other	(5)	7
Evergreen segment Adjusted EBITDA	282	271

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	968	99%	1,116	99%	(148)	(13)%
Inter-segment revenue	14	1%	12	1%	2	17%
Total segment revenue	982	100%	1,128	100%	(146)	(13)%
Cost of sales	(818)	(83)%	(937)	(83)%	119	13%
Gross profit	164	17%	191	17%	(27)	(14)%
Selling, marketing and distribution expenses/ General and administration expenses	(96)	(10)%	(101)	(9)%	5	5%
Net other income (expenses)	4	—%	7	1%	(3)	(43)%
Profit from operating activities	72	7%	97	9%	(25)	(26)%
Closures segment Adjusted EBITDA	147	15%	177	16%	(30)	(17)%

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	72	97
Depreciation and amortization	68	74
EBITDA	140	171
Included in Closures segment EBITDA:
Gain on sale of businesses and properties	—	(14)
Restructuring costs, net of reversals	7	7
Unrealized (gain) loss on derivatives	(4)	10
Other	4	3
Closures segment Adjusted EBITDA	147	177

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	2,796	94%	2,717	94%	79	3%
Inter-segment revenue	173	6%	161	6%	12	7%
Total segment revenue	2,969	100%	2,878	100%	91	3%
Cost of sales	(2,226)	(75)%	(2,223)	(77)%	(3)	—%
Gross profit	743	25%	655	23%	88	13%
Selling, marketing and distribution expenses/ General and administration expenses	(261)	(9)%	(236)	(8)%	(25)	(11)%
Net other income (expenses)	24	1%	(23)	(1)%	47	NM
Profit from operating activities	506	17%	396	14%	110	28%
Reynolds Consumer Products segment Adjusted EBITDA	581	20%	525	18%	56	11%

Revenue. Total segment revenue increased by $91 million, or 3%. The increase was primarily due to $53 million of increased sales volume and $37 million in higher pricing and favorable product mix. The acquisition of Novelis Foil Products on June 30, 2014 contributed $42 million to the increased sales volume, of which $21 million was inter-segment revenue.

Cost of Sales. Cost of sales increased by $3 million. The increase was primarily due to incremental costs as a result of the acquisition of Novelis Foil Products, higher volume and higher manufacturing costs, partially offset by lower material costs. For the years ended December 31, 2015 and 2014, raw material costs accounted for 68% and 67% of Reynolds Consumer Products' cost of sales, respectively.

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	506	396
Depreciation and amortization	96	98
EBITDA	602	494
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	(21)	25
Other	—	6
Reynolds Consumer Products segment Adjusted EBITDA	581	525

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	3,414	86%	3,491	87%	(77)	(2)%
Inter-segment revenue	544	14%	543	13%	1	—%
Total segment revenue	3,958	100%	4,034	100%	(76)	(2)%
Cost of sales	(3,338)	(84)%	(3,464)	(86)%	126	4%
Gross profit	620	16%	570	14%	50	9%
Selling, marketing and distribution expenses/ General and administration expenses	(258)	(7)%	(274)	(7)%	16	6%
Net other income (expenses)	81	2%	2	—%	79	NM
Profit from operating activities	443	11%	298	7%	145	49%
Pactiv Foodservice segment Adjusted EBITDA	602	15%	553	14%	49	9%

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	443	298
Depreciation and amortization	211	245
EBITDA	654	543
Included in Pactiv Foodservice segment EBITDA:
Gain on sale of businesses and properties	—	(20)
Operational process engineering-related consultancy costs	18	—
Plant damages and associated insurance recoveries, net	—	(69)
Restructuring costs, net of reversals	1	11
Unrealized (gain) loss on derivatives	(77)	84
Other	6	4
Pactiv Foodservice segment Adjusted EBITDA	602	553

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2015	% of segment revenue	2014	% of segment revenue	Change	% change
External revenue	2,447	100%	2,745	100%	(298)	(11)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,447	100%	2,745	100%	(298)	(11)%
Cost of sales	(2,083)	(85)%	(2,439)	(89)%	356	15%
Gross profit	364	15%	306	11%	58	19%
Selling, marketing and distribution expenses/General and administration expenses	(205)	(8)%	(213)	(8)%	8	4%
Net other income (expenses)	(2)	—%	20	1%	(22)	NM
Profit from operating activities	157	6%	113	4%	44	39%
Graham Packaging segment Adjusted EBITDA	445	18%	446	16%	(1)	—%

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

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $8 million, or 4%. The decrease was primarily due to a favorable foreign currency impact, a decrease in operational process engineering-related consultancy costs and a decrease in restructuring costs, partially offset by an increase in employee-related costs.

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2015	2014
Profit from operating activities	157	113
Depreciation and amortization	282	324
EBITDA	439	437
Included in Graham Packaging segment EBITDA:
Litigation settlement	—	(18)
Restructuring costs, net of reversals	1	19
Other	5	8
Graham Packaging segment Adjusted EBITDA	445	446

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2015	2014	Change	% change
Gross profit (loss)	(1)	4	(5)	NM
Selling, marketing and distribution expenses/General and administration expenses	(102)	(79)	(23)	(29)%
Net other income (expenses)	(60)	(49)	(11)	(22)%
Loss from operating activities	(163)	(124)	(39)	(31)%
Corporate/Unallocated Adjusted EBITDA	(38)	(37)	(1)	(3)%

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

Net Other. Net other expenses increased by $11 million to $60 million. The increase was primarily due to a $28 million increase in the related party management fee related to the expected fee associated with the 2015 financial year partially offset by a $16 million decrease in strategic review costs. These items have been included in the segment's Adjusted EBITDA calculation.

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

Differences Between the RGHL Group and Bev Pack and BP I Results of Operations

The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings Group (“Bev Pack”), comprised of Beverage Packaging Holdings (Luxembourg) I S.A. and its consolidated subsidiaries ("BP I") and Beverage Packaging Holdings (Luxembourg) II S.A. There are certain limited differences between the RGHL Group audited consolidated financial statements and the Bev Pack combined financial statements. The information presented in the RGHL Group audited consolidated financial statements is substantially equivalent to the information that would be presented in the Bev Pack combined financial statements. Accordingly, separate Bev Pack combined financial statements are not included in this annual report. Furthermore, the information presented in the RGHL Group audited consolidated financial statements is substantially equivalent to the information that is presented in the BP I consolidated financial statements. BP I consolidated financial statements are included in this annual report pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of BP I constitutes a substantial portion of the collateral that secures the Reynolds Notes.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group audited consolidated financial statements and the revenue and gross profit amounts presented in the BP I financial statements or that would be included in Bev Pack financial statements. The differences in the profit (loss) before income tax are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of Bev Pack and BP I that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given year.

Differences between the RGHL Group statement of financial position and the financial position of Bev Pack and BP I are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and Bev Pack and RGHL and BP I.

Differences between the RGHL Group statement of cash flows and the cash flows of Bev Pack and BP I primarily relate to the management fee, loans with RGHL and transactions associated with share capital.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group's cash flows for the years presented:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Net cash flows from (used in) operating activities	876	654	881
Net cash flows from (used in) investing activities	(157)	3,820	(548)
Net cash flows from (used in) financing activities	(1,749)	(4,156)	(96)
Net increase (decrease) in cash and cash equivalents	(1,030)	318	237

Cash Flows from (used in) Operating Activities

Cash provided by operations was $876 million compared to $654 million for the year ended December 31, 2015, an increase in cash inflows of $222 million. The main fluctuations are as follows:

•	Interest payments decreased by $201 million due to a reduction in outstanding principal borrowings amounts;

•	Redemption premium payments decreased by $104 million due to lower repayments of borrowings. Refer to note 16 for additional information regarding these transactions;

•	The year ended December 31, 2015 included disposal costs of $38 million related to the sale of SIG as well as cash used in operating activities of $16 million related to the operations of SIG; and

•	Cash tax payments, net of refunds, increased by $89 million. We are currently a federal cash tax payer in the U.S. and expect to be in the future.
Cash provided by operations was $654 million for the year ended December 31, 2015 compared to $881 million for the year ended December 31, 2014, a decrease of $227 million. The year ended December 31, 2015 included payment of $226 million in premiums as a result of the repayment of borrowings from the proceeds from the sale of SIG and $38 million in disposal costs. The year ended December 31, 2015 also included cash used in operating activities of $16 million compared to cash from operating activities of $498 million in the prior year period related to SIG. Our continuing operations experienced a lesser build up in working capital in 2015, primarily as a result of lower raw material costs, as well as a decrease of $156 million in interest payments due to the repayment of borrowings.

Cash Flows from (used in) Investing Activities

Cash used in investing activities was $157 million compared to cash from investing activities of $3,820 million in the prior year, a change of $3,977 million. The prior year included net cash proceeds of $4,149 million received from the sale of SIG and proceeds of $26 million received from insurance claims. The current year included $162 million of contingent consideration received from the sale of SIG and a reduction of $57 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash from investing activities was $3,820 million for the year ended December 31, 2015 compared to cash used in investing activities of $548 million for the year ended December 31, 2014, a change of $4,368 million. The year ended December 31, 2015 included net cash proceeds of $4,149 million received from the sale of SIG and a reduction of $306 million in capital expenditures, partially offset by net cash proceeds of $80 million in the year ended December 31, 2014 primarily from Pactiv Foodservice's disposal of the building products business and the picks and stirrers business.

Cash Flows from (used in) Financing Activities

The net cash outflow during each respective year is summarized as follows:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Drawdown of borrowings	4,706	150	169
Repayment of borrowings	(6,339)	(4,282)	(228)
Payment of debt transaction costs	(110)	(15)	(3)
Share repurchase	—	—	(31)
Other	(6)	(9)	(3)
Net cash outflow	(1,749)	(4,156)	(96)

Refer to note 16 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures decreased by $57 million, or 15%, to $324 million in the current year. The decrease reflects higher investments made in the prior year period as well as the timing of expenditures. Capital expenditures incurred in the prior year period included $29 million related to discontinued operations prior to its sale.

We expect to incur approximately $350 million in capital expenditures during 2017 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Capital expenditures decreased by $306 million, or 45%, in 2015 compared to 2014. The decrease reflects $169 million in lower spending as a result of the sale of SIG and a reduction of $94 million in spending at Pactiv Foodservice as expansion and plant rebuild projects in 2014 were completed. Capital expenditures incurred in 2015 include $29 million related to discontinued operations prior to its sale.

Capital Resources

We have substantial debt and debt service obligations. As of December 31, 2016, our total indebtedness of $12,179 million was comprised of the outstanding principal amounts of our borrowings.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Credit Agreement. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment and inventory, intellectual property and insurance policies, subject to certain exclusions.

As of December 31, 2016, the Credit Agreement included a revolving facility of $302 million, which was utilized in the amount of $67 million in the form of bank guarantees and letters of credit.

Certain members of the RGHL Group are parties to the Securitization Facility pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2016, the RGHL Group had drawn $407 million under the Securitization Facility.

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

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Credit Agreement, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of December 31, 2016, we had $235 million available for drawing under our revolving credit facility. Our revolving credit facility matures in August 2021. Our Securitization Facility matures in 2017. There can be no assurances that we will have the ability to borrow or otherwise raise the amounts necessary to repay the Securitization Facility and it may be difficult to refinance such facility.

Our ability to borrow under our revolving credit facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

On June 27, 2016, certain members of the RGHL Group issued $1,350 million aggregate principal amount of 5.125% Senior Secured Notes due 2023, $750 million aggregate principal amount of Floating Rate Senior Secured Notes due 2021 and $800 million aggregate principal amount of 7.000% Senior Notes due 2024. The net proceeds from the offering of these notes, together with available cash and additional borrowings under the Securitization Facility, were used to repurchase $3,229 million of senior secured notes, senior notes and senior subordinated notes pursuant to tender offers and to redeem $553 million of senior secured notes, senior notes and senior subordinated notes (the indentures governing such notes were satisfied and discharged). Refer to note 16 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for further details.

On August 1, 2016, the RGHL Group issued an additional $250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 at an issue price of 103.500%. The RGHL Group used the net proceeds, together with the proceeds from the incurrence of the new Credit Agreement discussed below and available cash, to repay all amounts outstanding under the previous credit agreement and to pay transaction costs.

On August 5, 2016, the RGHL Group amended and restated the Credit Agreement to, among other things, (i) reduce the applicable margin on the U.S. term loans by 25 basis points and increase the applicable margin on the European term loans by 25 basis points, (ii) reduce the EURIBOR floor on the European term loans by 100 basis points to 0.000%, (iii) restructure the revolving tranches into a $302 million facility and (iv) make certain other changes to the covenants contained in the Credit Agreement, including removing the quarterly financial ratio covenant for the Term Loan borrowings.

On October 7, 2016, the RGHL Group incurred $1,350 million of additional U.S. term loans under the Credit Agreement. The RGHL Group used the net proceeds, together with available cash, to repay all of the outstanding aggregate principal amount of 5.625% Senior Notes due 2016 and 9.875% Senior Secured Notes due 2019, $500 million aggregate principal amount of 8.250% Senior Notes due 2021, $350 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 and to pay redemption premiums, accrued interest and transaction costs.

On November 25, 2016, the RGHL Group repaid an additional $150 million aggregate principal amount of 8.25% Senior Notes due 2021 plus accrued interest.

Refer to "Part I - Item 4. Recent Developments" included elsewhere in this annual report for information on changes in certain of the RGHL Group's borrowings subsequent to December 31, 2016.

As of December 31, 2016, our total indebtedness of $12,179 million was comprised of the outstanding principal amounts of our borrowings. Our 2017 annual cash interest obligations on our Credit Agreement, the Reynolds Notes, the Securitization Facility and our other indebtedness are expected to be approximately $652 million, assuming interest on our floating rate debt not covered by interest rate swaps continues to accrue at the current interest rates as of December 31, 2016. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 16 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing certain of our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured first lien leverage ratio, (ii) under the indentures governing our Reynolds Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indenture governing the 5.125% Senior Secured Notes due 2023 and the Floating Rate Senior Secured Notes due 2021, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the total secured leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis.

The Credit Agreement and the indentures governing the Reynolds Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement and our other outstanding indebtedness, including the Reynolds Notes. We expect to remain in compliance with our covenants.

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

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of profit or loss. As of December 31, 2016, our non-current derivative asset associated with embedded derivatives was $233 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.
Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2016:

	Payments, due by period, as of December 31, 2016
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,031	1,031	—	—	—
Financial liabilities(1)	15,725	1,387	1,335	6,056	6,947
Operating leases	418	103	151	88	76
Unconditional capital expenditure obligations	95	95	—	—	—
Total contractual obligations	17,269	2,616	1,486	6,144	7,023

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of December 31, 2016. Both the London Interbank Offered Rate ("LIBOR") and the Euro Interbank Offered Rate ("EURIBOR") during the month of December 2016 were below the floor rates established in accordance with the respective agreements.

As of December 31, 2016, our liabilities for pensions, post-employment benefits, and uncertain tax positions totaled $1,110 million. We are unable to determine the ultimate timing of these liabilities; therefore, we have excluded these amounts from the contractual obligations table above. We expect to make contributions to the Pactiv Retirement Plan of $27 million in 2017. Expected contributions during the year ending December 31, 2017 for all other defined benefit plans are estimated to be up to $8 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

Refer to "Part I - Item 4. Recent Developments" included elsewhere in this annual report for information on changes in certain of the RGHL Group's borrowings subsequent to December 31, 2016.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0.0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. During the year ended December 31, 2015, the borrowers made an excess cash flow prepayment of $64 million related to the prior year. No excess cash flow prepayments were due in 2016 for the year ended December 31, 2015 or will be due in 2017 for the year ended December 31, 2016.

Contingent Liabilities

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. Rank Group Limited, an entity that is also controlled by the RGHL Group’s ultimate shareholder, charged the RGHL Group a Management Fee of $15 million in relation to the 2009 and 2010 financial years, of which $8 million was included in continuing operations with the remainder included in discontinued operations. However, the Credit Agreement permits the RGHL Group to pay a Management Fee of up to $37 million in respect of the years ended December 31, 2010 and 2009. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2016, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.

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

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2016. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Credit Agreement, our Floating Rate Senior Secured Notes and our Securitization Facility. As of December 31, 2016, the Credit Agreement included an interest rate floor of (i) 1.0% per annum on U.S. term loans and 0.0% per annum on European term loans and (ii) 0.0% per annum on the revolving loan facility. As of December 31, 2016, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of December 31, 2016, the Securitization Facility accrued interest at a floating rate with no floor.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2016, the three-month Dollar LIBO Rate was 0.88%. In July 2016, the RGHL Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, which as of December 31, 2016 were 0.77% and (0.37)%, respectively. Based on our outstanding debt commitments as of December 31, 2016, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $26 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under our Credit Agreement.

The interest rate on the Securitization Facility as of December 31, 2016 was 2.79%. Based on our outstanding debt commitments under our Securitization Facility as of December 31, 2016, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use forward exchange contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of December 31, 2016.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency forwards	Sell	CA$	95,945,000		$1.3146 - 1.3558	Jan 2017 - Sep 2017

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2016, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net asset of $1 million. During the year ended December 31, 2016, we recognized a $4 million unrealized loss and a realized loss of $6 million in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to foreign currency exchange derivatives.

We are exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2016, would have resulted in no change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

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

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of December 31, 2016.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	7,800	JPY 35,000 - JPY 38,900	Jan 2017 - Dec 2017
Aluminum swaps	metric tonne	38,979	$1,563 - $2,159	Jan 2017 - Dec 2018*
Aluminum Midwest Premium swaps	pound	43,218,432	$0.07 - $0.10	Jan 2017 - Dec 2018*
Natural gas swaps	million BTU	2,873,789	$2.20 - $3.30	Jan 2017 - Dec 2017
Ethylene swaps	pound	2,152,533	$0.32 - $0.32	Jan 2017 - Apr 2017
Paraxylene swaps	pound	944,827	$0.43 - $0.44	Jan 2017 - Mar 2017
Polymer-grade propylene swaps	pound	27,897,660	$0.35 - $0.46	Jan 2017 - Jun 2017
Benzene swaps	U.S. liquid gallon	11,090,156	$2.20 - $2.60	Feb 2017 - Sep 2017
Diesel swaps	U.S. liquid gallon	5,291,262	$2.30 - $2.63	Jan 2017 - Dec 2017
Low-density polyethylene swaps	pound	12,000,000	$0.81 - $0.81	Jan 2017 - Dec 2017

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2018.

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2016, the estimated fair values of the outstanding commodity derivative contracts were a net asset of $4 million. During the year ended December 31, 2016, we recognized a $22 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a realized loss of $17 million as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2016, would have resulted in no change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

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

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

We assess the carrying values of goodwill, identifiable intangible assets and property, plant and equipment in accordance with International Accounting Standard ("IAS") 36, "Impairment of Assets." Goodwill and intangibles with indefinite useful lives are assessed for impairment at least annually. Other non-current assets are tested when a triggering event may indicate the existence of impairment. If any such indication of impairment exists, the asset's recoverable amount is determined.

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

In estimating fair values, we make significant judgments with respect to the revenue, forecasted 2017 Adjusted EBITDA, discount rates and useful lives of our assets. The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. We believe we make every reasonable effort to ensure that we accurately estimate the fair value of the assets. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. A hypothetical 10% change in any of the key assumptions would not result in an impairment, except for Graham Packaging, as all recoverable amounts exceeded carrying value by a substantial amount. For Graham Packaging, the recoverable amount exceeded the carrying value of $3.2 billion by approximately 5%. A change of 3% in the forecasted EBITDA, forecasted cash flows or discount rate or a 1% change in the estimated earnings multiple for Graham Packaging could result in a goodwill impairment. Graham Packaging's goodwill as of December 31, 2016 was $1,410 million. For additional information, refer to note 4.1 and note 14 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Employee Benefits

The RGHL Group operates a number of defined benefit pension plans, which define the level of pension benefit an employee will receive on retirement. We operate defined benefit plans in several countries including the United States. We also operate post-employment medical benefit plans in the United States. Amounts recognized under these plans are determined using actuarial valuation methods. These methods involve assumptions regarding variables such as discount rate, expected salary increases, the retirement age of employees and their life expectancies and future healthcare costs. These assumptions are reviewed at least annually and reflect estimates at the measurement date. Changes in these key assumptions, including the discount rate, can have a significant impact on our defined benefit obligations, future funding requirements and post-employment benefit costs recognized. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense. Holding all other assumptions constant, a one-half percentage point increase in the discount rate would decrease the defined benefit obligation by $254 million and decrease pre-tax pension expense by $7 million. A one-half percentage point decrease in the discount rate would increase the defined benefit obligation by $278 million and increase pre-tax pension expense by $6 million. For more information, refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Directors of RGHL, BP I and BP II and Senior Management of the RGHL Group

Members of the RGHL Group's senior management and the respective principal boards are as follows:

Name	Role	Age
Directors:
Graeme Hart	Sole indirect owner and Director of RGHL	61
Thomas Degnan	Director of RGHL	69
Bryce Murray	Director of RGHL	59
Gregory Cole	Director of RGHL and Member of the Supervisory Boards of BP I and BP II	53
Allen Hugli	Member of the Supervisory Boards of BP I and BP II	54
Andrew Liddell	Member of the Supervisory Boards of BP I and BP II	49
Stewart Kam-Cheong	Member of the Management Boards of BP I and BP II	54
Eric Lie	Member of the Management Boards of BP I and BP II (appointed June 2016)	35
Herman Schommarz	Member of the Management Boards of BP I and BP II	46
Senior Management of the RGHL Group:
Thomas Degnan	Chief Executive Officer of RGHL	69
Allen Hugli	Chief Financial Officer of RGHL	54
Joseph Doyle	Group Legal Counsel of RGHL	57
John Rooney	Chief Executive Officer of GEC and Graham Packaging	53
Robert Shanahan	Chief Executive Officer of Evergreen	58
Floyd Needham	Chief Executive Officer of Closures	48
Lance Mitchell	Chief Executive Officer of Reynolds Consumer Products	57
John McGrath	Chief Executive Officer of Pactiv Foodservice	58

RGHL has no independent directors. The directors do not serve a specified term and can be removed at any time by the indirect owner. All the members of the management boards of BP I and BP II are independent from the RGHL Group.

Graeme Hart is the sole indirect owner and a director of RGHL. He is also the ultimate owner of Carter Holt Harvey Limited, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies and wood products, mainly in Australia and New Zealand, and the ultimate owner and a director of Autoparts Holdings Limited, a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts. In addition, Mr. Hart is the sole shareholder and a director of Rank Group Limited and a director of a number of private investment companies.

Thomas Degnan is a director and the Chief Executive Officer of RGHL and Autoparts Holdings Limited. He is also a director and officer of a number of companies within the RGHL Group. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies.

Bryce Murray is a director of RGHL. Mr. Murray is a member of the RGHL Audit Committee. In addition, he has an oversight role at a number of the operating companies in the RGHL Group. He also is a director of Rank Group Limited and other entities owned by Mr. Hart. He also has primary responsibility for the operational management of the Carter Holt Harvey group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group Mr. Murray held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies. Prior to joining Rank Group, Mr. Murray was a partner with the accounting firm Deloitte Touche Tohmatsu.

Gregory Cole is a director of RGHL and a member of the Supervisory Boards of BP I and BP II. Mr. Cole is a member of the RGHL Audit Committee. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also a director of Rank Group Limited and other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 2004. From 1994 to 2004, Mr. Cole was a partner with Deloitte Touche Tohmatsu, a firm he joined in 1986.

Allen Hugli is the Chief Financial Officer of RGHL and a member of the Supervisory Boards of BP I and BP II. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also the Chief Financial Officer and a director of Rank Group Limited and a director of other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 1993. He has been the Chief Financial Officer of Burns, Philp & Company Pty Limited since 1999. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand.

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

Stewart Kam-Cheong, Eric Lie and Herman Schommarz are the members of the Management Boards of BP I and BP II. Each of them is employed by MAS Luxembourg S.à r.l. in Luxembourg, a firm that undertakes the management and administration of Luxembourg companies.

Joseph Doyle is the Group Legal Counsel of RGHL and Autoparts Holdings Limited. Mr. Doyle was appointed RGHL's Group Legal Counsel following the Pactiv acquisition in 2010 and was appointed Autoparts Holdings Limited's Group Legal Counsel in 2015. Prior to joining RGHL, Mr. Doyle was General Counsel for Pactiv from 2007 to 2010. Prior to joining Pactiv, he was a partner with the law firm Mayer Brown from 2001 to 2007.

John Rooney is the Chief Executive Officer of GEC and Graham Packaging. He was appointed Chief Executive Officer of the combined operations of Graham Packaging, Evergreen and Closures ("GEC") in early 2016 and Chief Executive Officer of Graham Packaging in November 2015. He also served as Chief Executive Officer of Evergreen from May 2011 to June 2016. Mr. Rooney had worked at Evergreen since 1991 in a number of progressive leadership assignments including Plant Manager, International Marketing, Business Integration and General Manager of Evergreen Packaging Equipment.

Robert Shanahan is the Chief Executive Officer of Evergreen. He was appointed Chief Executive Officer in June 2016. Mr. Shanahan has worked at Evergreen since the acquisition of Blue Ridge Paper Products in 2007. He has served Evergreen in a number of progressive leadership assignments including Mill Manager, Vice President Mill Operations and Chief Operations Officer. With over 33 years of combined experience with Champion Paper, Blue Ridge Paper Products and Evergreen, Mr. Shanahan previously served as Vice President and General Manager of Blue Ridge Paper Products and held a number of managerial and technical positions.

Floyd Needham is the Chief Executive Officer of Closures. He was appointed the Chief Executive Officer in July 2016. Prior to joining Closures, Mr. Needham was COO/President at Multi-Color Corporation, a global label converting company, from 2006 to 2016. Prior to that, Mr. Needham held various R&D, sales, manufacturing and marketing roles with Sonoco Products from 2000 to 2006 where he was GM of the Rigid Plastics Group. He began his career on the customer side as an engineer with Nabisco Biscuit Division in New Jersey and Nissin Foods of Japan.

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

John McGrath is the Chief Executive Officer of Pactiv Foodservice. Mr. McGrath was appointed the Chief Executive Officer in November 2010 following the Pactiv acquisition. Prior to becoming Chief Executive Officer, Mr. McGrath served as Vice President of Sales, Marketing and Product Development for Pactiv's foodservice and food packaging division. Formerly, Mr. McGrath has been general manager of Pactiv's food processor business and prior to that, Vice President of Logistics. He has also held various positions in sales, marketing and product development throughout his career. Mr. McGrath is the past chairman of the Foodservice Packaging Institute (FPI).

Directors' Compensation and Service Contracts

Other than the Management Boards for BP I and BP II, no director listed in the table above has a service contract relating to his or her position as director. Directors of RGHL and members of the Supervisory Boards of BP I and BP II do not receive compensation from the RGHL

Group or BP I and BP II, respectively, and none has a contract with the RGHL Group or BP I and BP II providing for benefits on termination of employment. Thomas Degnan has entered into an employment agreement with Rank Group North America, Inc., a wholly-owned subsidiary of Rank Group Limited. While Mr. Degnan is not an employee of the RGHL Group, we expect he will continue to spend sufficient time to perform the services of Chief Executive Officer for us.

Directors' and Senior Management's Indemnification Agreements

Rank Group Limited and RGHL have agreed to indemnify, subject to certain conditions and limitations, the directors and certain senior managers of the RGHL Group, as listed in the table under the heading “— Directors of RGHL, BP I and BP II and Senior Management of the RGHL Group” above, in respect of decisions made, or actions taken, by these individuals on behalf of certain specified companies in their capacity as directors or senior managers of those companies on written instruction from a direct or indirect shareholder of either company in connection with certain refinancing and restructuring transactions or the approval or execution of any resolutions or documents related thereto. The indemnification agreements are jurisdiction and company specific agreements that provide for substantially the same terms, except that the agreements contain different limitations on the indemnification obligations of Rank Group Limited and RGHL.

In addition to the indemnification agreements described above, we have also entered into indemnification agreements with certain officers within the RGHL Group other than our senior management.

By a Deed Poll of Indemnification by Rank Group Limited dated December 22, 2009 (as amended), Rank Group Limited indemnifies each person who, at or after the date of the deed poll, holds the office of director or statutory officer of (inter alia) certain entities which it controls incorporated in Australia or New Zealand, including RGHL (but excluding any person appointed after August 4, 2016). Subject to certain limitations set out in the deed poll, including where the giving of such an indemnity is prohibited by law, each indemnified person is indemnified against any costs he or she incurs in any proceeding that relates to liability for any act done or omission made in his or her capacity as a director, statutory officer or employee of RGHL, in which proceeding such person is acquitted, or has judgment given in his or her favor, or which is discontinued.

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

Employees

RGHL and its subsidiaries had approximately 29,000 employees as of December 31, 2016 and 30,000 employees as of December 31, 2015. Further information regarding the employees of each of the five segments is included in "Item 4. Information on RGHL — Business Overview."

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

As of February 14, 2017, RGHL has issued 71,500,004 shares, which are all owned by Packaging Finance Limited, a New Zealand corporation, which is 100% owned by Packaging Holdings Limited, a New Zealand corporation, which is 100% owned by Mr. Graeme Hart. BP I has issued 382,995 shares and BP II has issued 45,840 shares, all of which are owned by RGHL.

In November 2015, BP I repurchased and canceled 42,555 class J shares for $123 million from RGHL, its sole shareholder.

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

Rank Group Loan Agreement

We are party to a loan agreement with Rank Group Limited under which Rank Group Limited may request and receive one or more advances up to an aggregate amount of the New Zealand dollar equivalent of $215 million or such other amount as agreed upon by us and Rank Group Limited. Advances are unsecured, repayable on demand and subordinated on terms such that no payments can be made until the obligations under a Rank Group senior secured credit facility are repaid in full. Advances due from Rank Group Limited accrue interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by us. Refer to note 21 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

No advances or repayments were made during the year ended December 31, 2016 or the year ended December 31, 2015. During 2016 and 2015, interest was charged at 5.31% to 5.78% and 6.21% to 6.92%, respectively. As of December 31, 2016 and December 31, 2015, $330 million and $307 million, respectively, inclusive of capitalized interest, was outstanding under the loan. As of February 14, 2017, $342 million, including capitalized interest, was outstanding under the loan.

Rank Group Management Fee

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. During the year ended December 31, 2016, the Group entered into a services agreement with Rank Group Limited, an entity that is also controlled by the RGHL Group's ultimate shareholder. Rank Group Limited charged the RGHL Group a Management Fee of $30 million during the year ended December 31, 2016 in relation to the 2015 financial year. In addition, Rank Group Limited charged the RGHL Group a Management Fee of $15 million in relation to the 2009 and 2010 financial years, of which $8 million was included in continuing operations with the remainder included in discontinued operations. Rank Group Limited charged the RGHL Group a Management Fee of $35 million and $39 million, of which $29 million and $31 million was included in continuing operations with the remainder included in discontinued operations, for the years ended December 31, 2015 and 2014, in relation to the 2014 and 2013 financial years, respectively. In addition, the RGHL Group has accrued $32 million in 2016 in respect of an expected management fee related to the 2016 financial year. Refer to "Part I - Item 5. Contingent Liabilities" included elsewhere in this annual report for additional information.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Financial Statements and Other Financial Information

The consolidated financial statements and other financial information of RGHL and the consolidated financial statements and other financial information of BP I are contained in “Financial Statements” beginning on page F-1.

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

Financing Agreements

Below is a description of our key financing agreements, including our Credit Agreement and the Reynolds Notes. Copies of the key documents to these financing agreements are filed as exhibits to this annual report. The descriptions below are qualified in their entirety by the actual documents.

Credit Agreement and Incremental Assumption Agreement (post December 31, 2016)

On February 7, 2017, the RGHL Group and certain of its subsidiaries entered into an incremental assumption agreement, related to its Credit Agreement, and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement.

The applicable margin on the U.S. and European term loan borrowings in the incremental assumption agreement are:

•	3.00% for Eurocurrency U.S. term loans (or 2.75%, if the public corporate and public corporate family ratings of RGHL Group is rated B/B2 or higher by S&P and Moody’s, respectively);

•	3.50% for Eurocurrency European term loans (or 3.25%, if the public corporate and public corporate family ratings of RGHL Group is rated B/B2 or higher by S&P and Moody’s, respectively);

•	2.00% for any daily rate U.S. term loans (or 1.75%, if the public corporate and public corporate family ratings of RGHL Group is rated B/B2 or higher by S&P and Moody’s, respectively); and

•	2.50% for daily rate European term loans (or 2.25%, if the public corporate and public corporate family ratings of RGHL Group is rated B/B2 or higher by S&P and Moody’s, respectively)

in each case with the adjusted LIBOR rate or adjusted EURIBOR rate to be not less than 0%.

Credit Agreement (as of December 31, 2016)

On August 5, 2016, RGHL and certain of its subsidiaries entered into an amendment and incremental assumption agreement which amended and restated the Credit Agreement and incurred thereunder $3,323 million of term loans (the “U.S. Term Loans”), €250 million of term loans (the “European Term Loans” and, together with the U.S. Term Loans, the “Term Loans”) and a revolving credit facility of $302 million (the “Revolving Loans”). On August 5, 2016, concurrent with the incurrence of the Term Loans and the Revolving Loans under the Credit Agreement, the borrowers under the Credit Agreement repaid in full the term loans then outstanding under the Credit Agreement. Certain terms of the Credit Agreement were amended, including but not limited to: (a) extending the maturity date on the Term Loans from December 1, 2018 to February 5, 2023 and on the Revolving Loans from December 27, 2018 to August 5, 2021; (b) changing the applicable margin on Eurocurrency borrowings to (i) 3.25% (with a step down to 3.00%) for U.S. Term Loans, (ii) 3.75% for European Terms Loans and (iii) 2.75% for Eurocurrency Revolving Loans; (c) providing additional flexibility to incur additional indebtedness including (i) senior secured notes or loans subject to a total secured leverage ratio and (ii) unsecured indebtedness subject to a fixed charge coverage ratio; and (d) inclusion of a new total secured leverage ratio covenant (calculated on a pro forma basis) applicable under the revolving credit facility if the aggregate revolving credit exposure as of the last day of a fiscal quarter exceeds 35% of the commitments thereunder.

In addition, on October 7, 2016, RGHL and certain of its subsidiaries entered into an incremental assumption agreement to the Credit Agreement pursuant to which $1,350 million of new incremental U.S. Term Loans were incurred under the existing Credit Agreement. Also on October 7, 2016 the existing RGHL group guarantors reaffirmed their existing guarantees and security to support the obligations under the Credit Agreement (including the new incremental U.S. Term Loans).

Structure

As of December 31, 2016, the senior secured credit facilities under the Credit Agreement consisted of the following:

•
$3,315 million principal amount outstanding of U.S. Term Loans which were borrowed by Reynolds Consumer Products Holdings LLC, Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Graham Packaging Company Inc., Closure Systems International Inc., Closure Systems International Holdings LLC and Beverage Packaging Holdings (Luxembourg) III S.à r.l. (“BP III”) (together, the “U.S. Term Borrowers”);

•	€249 million principal amount outstanding of European Term Loans which were borrowed by Closure Systems International B.V. and BP III (together, the “European Term Borrowers”); and

•
a U.S. revolving credit facility of $302 million with the ability to incur an additional $98 million (of which up to $175 million may be drawn by way of letters of credit), which is available to the U.S. Term Borrowers and the European Term Borrowers.

Incremental lenders, including the lenders under the U.S. Term Loans and the European Term Loans, share, to the extent possible, in the collateral securing the senior secured credit facilities under the Credit Agreement (and the Reynolds Senior Secured Notes) on a pari passu basis.

Repayment, Prepayments and Amortization

The Term Loans will mature on February 5, 2023. The Revolving Loans will mature on August 5, 2021.

Indebtedness under the Credit Agreement may be voluntarily prepaid in whole or in part, subject to minimum amounts and break funding costs.

The outstanding Term Loans under the Credit Agreement are required to be prepaid with: (a) up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met); (b) 100% of the net cash proceeds of certain asset dispositions (provided that a portion of the net cash proceeds of an asset disposition of collateral may be used to prepay or repurchase the Reynolds Senior Secured Notes to the extent required under the indentures governing the Reynolds Senior Secured Notes, as applicable), subject to certain thresholds, reinvestment provisions and the exceptions set forth in the following paragraph; and (c) 100% of the net proceeds of debt that is incurred in violation of the Credit Agreement.

The U.S. Term Loans and the European Term Loans amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on August 5, 2016 (subject to certain adjustments) and, in each case, with the balance payable in full on the maturity date thereof. Quarterly amortization payments are reduced by any excess cash flow payments. For the fiscal years ended December 31, 2016 and 2015, no excess cash flow payments were required.

Interest Rate and Fees

The rate of interest on loans under the Credit Agreement for each interest period is the percentage rate per annum equal to the sum of:

(i)	the applicable margin; and

(ii)
(A) in the case of alternate base rate ("ABR") borrowings, for any day, the greatest of (1) the agent's prime rate in effect on such day, (2) the Federal funds effective rate in effect on that day plus 1/2 of 1.00% and (3) the Adjusted LIBO Rate (as defined in the Credit Agreement) for a three-month interest period plus 1.00%;

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

(C) in the case of Eurocurrency borrowings denominated in Euro, the EURIBO Rate (as defined in the Credit Agreement), or, if such rate is unavailable, the Interpolated Rate (as defined in the Credit Agreement) in the case of the European Revolving Loans or European Term Loans;

(D) in the case of foreign base rate ("FBR") borrowings (the "Daily Rate" borrowings) denominated in Euro, the EURIBO Rate on such day for a three-month interest period plus 1.00%; and

(E) in the case of FBR borrowings denominated in a foreign currency other than Euro, the rate defined in the applicable incremental assumption agreement.

The applicable margin with respect to the Term Loans is equal to (i) with respect to any Eurocurrency U.S. Term Loan, 3.25% per annum (or 3.00%, if the public corporate and public corporate family ratings of RGHL Group is rated B/B2 or higher by S&P and Moody’s, respectively), (ii) with respect to any Eurocurrency European Term Loan, 3.75% per annum; (iii) with respect to any Daily Rate U.S. Term Loan, 2.25% per annum (or 2.00%, if the public corporate and public corporate family ratings of RGHL Group is rated B/B2 or higher by S&P and Moody’s, respectively); and (iv) with respect to any Daily Rate European Term Loan, 2.75% per annum.

If there is a payment default at any time, then the interest rate applicable to overdue principal will be the rate otherwise applicable to such loan plus 2.00% per annum. Default interest will also be payable on other overdue amounts at a rate of 2.00% per annum above the rate that would apply to a Daily Rate term loan that is a U.S. Term Loan.

The borrowers are required to pay a commitment fee equal to 0.50% per annum on the daily amounts of the revolving credit facilities (whether used or unused) during the preceding quarter.

The borrowers are required to pay to each revolving lender a letter of credit participation fee, calculated at the rate equal to the margin applicable to Eurocurrency loans under the revolving credit facilities, on the outstanding amount of such lender's pro rata percentage of letter of credit exposure, as the case may be. The relevant borrower is also required to pay any letter of credit issuing bank the fronting, issuing and drawing fees specified from time to time by such issuing bank.

Guarantees and Security

All obligations under the Credit Agreement are or will be guaranteed by RGHL and certain of its direct and indirect subsidiaries that guarantee the Reynolds Notes, including the borrowers under the Credit Agreement and the Reynolds Notes Issuers, subject to certain legal and tax limitations and other agreed exceptions.

Total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of the RGHL Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the RGHL Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the Credit Agreement (the “Guarantor Coverage Test”). If the RGHL Group is unable to meet the Guarantor Coverage Test, the RGHL Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. Provided that the RGHL Group meets the Guarantor Coverage Test, the RGHL Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the Credit Agreement and being released from their guarantees of the Reynolds Notes.

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

Covenants

RGHL and its subsidiaries are able to incur additional indebtedness, including the ability to incur (a) other senior secured notes or senior secured loans, if a total secured leverage ratio of 4.50 to 1.00 is met on a pro forma basis, (b) other senior secured or unsecured notes or senior secured or unsecured loans of up to $750 million (less the amount of any incremental loans under the Credit Agreement) so long as RGHL is in pro forma compliance with a total secured leverage ratio covenant (whether or not such covenant is then required to be complied with), (c) unsecured indebtedness so long as the fixed charge coverage ratio of 2.00 to 1.00 is met on a pro forma basis, (d) certain permitted refinancing indebtedness in respect of the foregoing, in each case subject to other customary requirements, (e) other indebtedness of up to $540 million at any time outstanding (or, if greater at the time of incurrence, 3.00% of consolidated total assets calculated on a pro forma basis) and (f) other senior secured notes, senior secured loans or senior unsecured notes where the net proceeds thereof are used to prepay the Term Loans. Indebtedness of the type described in clauses (a), (b) and (f) and certain permitted refinancing indebtedness thereof may be secured on a pari passu basis by the same collateral securing the Credit Agreement and the Reynolds Senior Secured Notes.

The Credit Agreement also contains financial, affirmative and negative covenants that we believe are usual and customary for a senior credit facility of this type. The negative covenants in the Credit Agreement include limitations (subject to agreed exceptions) on the ability of RGHL and its material subsidiaries to:

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

The Credit Agreement contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant operates for the benefit of the revolver lenders and issuing banks only, and applies if the aggregate revolving credit exposure (excluding any exposure in respect of drawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total commitments under the revolving credit facility on such day.

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

Local Facilities

We have secured and unsecured local credit facilities at our subsidiaries in a number of jurisdictions. The secured local credit facilities are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes as well as certain other assets. Alternatively, we may also backstop these facilities with letters of credit drawn under the revolving credit facility included in the Credit Agreement.

Reynolds Notes

As of December 31, 2016, the RGHL Group had outstanding:

•	$3,237 million in principal amount of 5.750% Senior Secured Notes due 2020;

•	$645 million in principal amount of 6.875% Senior Secured Notes due 2021;

•	$345 million in principal amount of 8.250% Senior Notes due 2021;

•	$750 million in principal amount of Floating Rate Senior Secured Notes due 2021;

•	$1,600 million in principal amount of 5.125% Senior Secured Notes due 2023; and

•	$800 million in principal amount of 7.000% Senior Notes due 2024.

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

•	are senior in right of payment to any subordinated indebtedness of the Reynolds Notes Issuers; and

•	are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of RGHL that is not a guarantor.

The guarantees of the Reynolds Senior Secured Notes are senior obligations of each guarantor, including RGHL, and:

•	rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•
are effectively subordinated to the other first lien obligations of such guarantor (including indebtedness of such guarantor outstanding under, or with respect to its guarantee of, the Credit Agreement) to the extent such first lien obligations are secured by property that does not also secure the Reynolds Senior Secured Notes to the extent of the value of all such property; and

•	are senior in right of payment to any subordinated indebtedness of such guarantor.
Reynolds Senior Notes

The Reynolds Senior Notes are senior obligations of the Reynolds Notes Issuers and:

•	are effectively subordinated to any secured indebtedness of the Reynolds Notes Issuers to the extent of the value of the collateral securing such indebtedness;

•	rank pari passu in right of payment with all existing and future senior indebtedness of the Reynolds Notes Issuers;

•	are senior in right of payment to any subordinated indebtedness of the Reynolds Notes Issuers; and

•	are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of RGHL that is not a guarantor.

The guarantees of the Reynolds Senior Notes are senior obligations of each guarantor, including RGHL, and:

•	rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•	are effectively subordinated to any secured indebtedness of such guarantor to the extent of the value of the collateral securing such indebtedness; and

•	are senior in right of payment to any subordinated indebtedness of such guarantor.
Covenants

The indentures governing the Reynolds Notes contain covenants that, among other things, limit the ability of BP I, BP II and their restricted subsidiaries to:

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

Pactiv Notes

As of December 31, 2016, Pactiv had outstanding:

•	$300 million in principal amount of 8.125% Debentures due 2017;

•	$16 million in principal amount of 6.400% Notes due 2018;

•	$276 million in principal amount of 7.950% Debentures due 2025; and

•	$200 million in principal amount of 8.375% Debentures due 2027.

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

The 8.125% Debentures due 2017, the 6.400% Notes due 2018 and the 8.375% Debentures due 2027 may be redeemed at any time at Pactiv's option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of redemption.

Notes Repaid

On June 27, 2016, the RGHL Group repurchased the following aggregate principal amounts of notes pursuant to tender offers:

•	$408 million of the 7.875% Senior Secured Notes due 2019;

•	$340 million of the 7.125% Senior Secured Notes due 2019;

•	$589 million of the 9.000% Senior Notes due 2019;

•	$663 million of the 8.500% Senior Notes due 2018;

•	$691 million of the 9.875% Senior Notes due 2019; and

•	$538 million of the 6.000% Senior Subordinated Notes due 2017.

Also on June 27, 2016, the RGHL Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the notes referred to below and the relevant indentures:

•	$218 million of the 7.875% Senior Secured Notes due 2019 which were redeemed on August 15, 2016 at a redemption price of 101.969% of the principal amount thereof, plus accrued and unpaid interest;

•	$252 million of the 7.125% Senior Secured Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest;

•	$24 million of the 9.000% Senior Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest;

•	$7 million of the 8.500% Senior Notes due 2018 which were redeemed on July 27, 2016 at a redemption price of 100% of the principal amount thereof, plus accrued and unpaid interest; and

•	$52 million of the 6.000% Senior Subordinated Notes due 2017 which were redeemed on July 27, 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest.

On October 30, 2016, the RGHL Group redeemed $642 million aggregate principal amount outstanding of the 5.625% Senior Notes due 2016 at a redemption price of 100.000%, plus accrued and unpaid interest.

On November 6, 2016, the RGHL Group redeemed the following aggregate principal amounts of notes:

•	$350 million of the 6.875% Senior Secured Notes due 2021 at a redemption price of 103.438%, plus accrued and unpaid interest; and

•	$590 million of the 9.875% Senior Notes due 2019 at a redemption price of 102.469%, plus accrued and unpaid interest.

On November 25, 2016, the RGHL Group redeemed $150 million aggregate principal amount outstanding of the 8.250% Senior Notes due 2021 at redemption price of 104.125%, plus accrued and unpaid interest.

On January 13, 2017, the RGHL Group issued a notice of redemption for all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 to be repaid on February 15, 2017 at a redemption price of 102.750%, plus accrued and unpaid interest.

Securitization Facility

On November 7, 2012, certain members of the RGHL Group entered into a receivables loan and security agreement pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2016, $407 million was drawn under the Securitization Facility. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in U.S. dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the administrative agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. The Securitization Facility is secured by all of the assets (consisting primarily of the eligible trade receivables and cash) of Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), an indirect subsidiary of RGHL. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the RGHL Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2016.
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
Management evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of the RGHL Group's internal control over financial reporting as of December 31, 2016 and concluded that such internal control over financial reporting is effective.
Changes in Internal Control Over Financial Reporting
There have not been any changes in our internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to RGHL for professional services rendered by the company's principal accountant:

	For the year ended December 31,
(In $ million)	2016	2015
Audit fees(1)	6	6
Audit-related fees(2)	1	4
Total	7	10

(1)
Audit fees include fees for the audit and review of the RGHL Group's annual and interim consolidated financial statements, the audit of annual financial statements for subsidiary entities and other services provided as part of debt offering transactions, including the provision of comfort letters.

(2)	Audit-related fees include fees for audit or review services of financial information other than annual and interim financial statements.

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

ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements and other financial information of RGHL are contained in "Financial Statements" beginning on page F-1 and the consolidated financial statements and other financial information of BP I are contained in "Financial Statements" beginning on page G-1.

ITEM 19. EXHIBITS.

Exhibit Number	Description of Exhibit
1.1.(1)	Constitution of Reynolds Group Holdings Limited
1.2.(1)	Certificate of Incorporation of Reynolds Group Issuer Inc.
1.3.(1)	By-Laws of Reynolds Group Issuer Inc.
1.4.(1)	Certificate of Formation of Reynolds Group Issuer LLC
1.5.(1)	Limited Liability Company Agreement of Reynolds Group Issuer LLC
1.6.(8)	Articles of Association of Reynolds Group Issuer (Luxembourg) S.A.
1.7.(1)	Certificate of Incorporation of Bakers Choice Products, Inc.
1.8.(1)	Second Amended and Restated By-Laws of Bakers Choice Products, Inc.
1.9.(1)	Third Restated Certificate of Incorporation of Blue Ridge Holding Corp.
1.10.(1)	Amended and Restated By-Laws of Blue Ridge Holding Corp.
1.11.(1)	Certificate of Incorporation of Blue Ridge Paper Products Inc.
1.12.(1)	The Amended and Restated By-Laws of Blue Ridge Paper Products Inc.
1.13.(1)	Amended and Restated Certificate of Incorporation of Closure Systems International Americas, Inc.
1.14.(1)	By-Laws of Closure Systems International Americas, Inc.
1.15.(12)	Certificate of Formation of Closure Systems International Holdings LLC (formerly known as Closure Systems International Holdings Inc.)
1.16.(12)	Limited Liability Company Agreement of Closure Systems International Holdings LLC (formerly known as Closure Systems International Holdings Inc.)
1.17.(1)	Certificate of Incorporation of Closure Systems International Inc.
1.18.(1)	Amended and Restated By-Laws of Closure Systems International Inc.
1.19.(1)	Certificate of Formation of Closure Systems Mexico Holdings LLC
1.20.(1)	Amended and Restated Limited Liability Company Agreement of Closure Systems Mexico Holdings LLC
1.21.(1)	Certificate of Formation of CSI Mexico LLC
1.22.(1)	Amended and Restated Limited Liability Company Agreement of CSI Mexico LLC
1.23.(1)	Certificate of Incorporation of CSI Sales & Technical Services Inc.
1.24.(1)	By-Laws of CSI Sales & Technical Services Inc.
1.25.(1)	Certificate of Incorporation of Evergreen Packaging Inc.
1.26.(1)	Amended and Restated By-Laws of Evergreen Packaging Inc.
1.27.	[Reserved]
1.28.	[Reserved]
1.29.	[Reserved]
1.30.	[Reserved]
1.31.(2)	Certificate of Formation of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.32.(2)	Limited Liability Company Agreement of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.)
1.33.(2)	Certificate of Incorporation of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products, Inc.)
1.34.(1)	Second Amended and Restated By-Laws of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products, Inc.)
1.35.	[Reserved]
1.36.	[Reserved]
1.37.(12)	Certificate of Formation of Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc. and Reynolds Consumer Products, Inc.)
1.38.(12)	Limited Liability Company Agreement of Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc. and Reynolds Consumer Products, Inc.)
1.39.	[Reserved]
1.40.	[Reserved]
1.41.(1)	Certificate of Incorporation of Reynolds Group Holdings Inc.
1.42.(1)	By-Laws of Reynolds Group Holdings Inc.
1.43.	[Reserved]
1.44.	[Reserved]
1.45.	[Reserved]
1.46.	[Reserved]

1.47.	[Reserved]
1.48.	[Reserved]
1.49.(1)	Certificate of Incorporation of Closure Systems International Packaging Machinery Inc.
1.50.(1)	By-Laws of Alcoa Packaging Machinery, Inc. (now known as Closure Systems International Packaging Machinery Inc.)
1.51.(1)	Certificate of Incorporation of Reynolds Services Inc.
1.52.(1)	By-Laws of Reynolds Services Inc.
1.53.	[Reserved]
1.54.	[Reserved]
1.55.	[Reserved]
1.56.	[Reserved]
1.57.(1)	Articles of Incorporation of Southern Plastics Inc.
1.58.(1)	By-Laws of Southern Plastics Inc.
1.59.	[Reserved]
1.60.	[Reserved]
1.61.(1)	Limited Liability Company Articles of Organization of BRPP, LLC
1.62.(1)	Operating Agreement of BRRP, LLC
1.63.	[Reserved]
1.64.	[Reserved]
1.65.	[Reserved]
1.66.	[Reserved]
1.67.	[Reserved]
1.68.	[Reserved]
1.69.	[Reserved]
1.70.	[Reserved]
1.71.	[Reserved]
1.72.	[Reserved]
1.73.(1)	Articles of Amalgamation of Evergreen Packaging Canada Limited
1.74.(1)	By-Law No. 1A of Evergreen Packaging Canada Limited
1.75.	[Reserved]
1.76.(1)	Articles of Association of Evergreen Packaging (Luxembourg) S.à r.l.
1.77.	[Reserved]
1.78.	[Reserved]
1.79.	[Reserved]
1.80.	[Reserved]
1.81.	[Reserved]
1.82.	[Reserved]
1.83.	[Reserved]
1.84.	[Reserved]
1.85.	[Reserved]
1.86.	[Reserved]
1.87.	[Reserved]
1.88.	[Reserved]
1.89.	[Reserved]
1.90.	[Reserved]
1.91.	[Reserved]
1.92.	[Reserved]
1.93.	[Reserved]
1.94.	[Reserved]
1.95.	[Reserved]
1.96.	[Reserved]
1.97.(8)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) I S.A.
1.98.(12)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) III S.à r.l.
1.99.	[Reserved]
1.100.	[Reserved]

1.101.	[Reserved]
1.102.	[Reserved]
1.103.	[Reserved]
1.104.	[Reserved]
1.105.	[Reserved]
1.106.	[Reserved]
1.107.	[Reserved]
1.108.(12)	Articles of Association of Closure Systems International B.V.
1.109.(12)	Articles of Association of Evergreen Packaging International B.V.
1.110.	[Reserved]
1.111.(12)	Articles of Association of Reynolds Packaging International B.V.
1.112.	[Reserved]
1.113.	[Reserved]
1.114.	[Reserved]
1.115.	[Reserved]
1.116.	[Reserved]
1.117.	[Reserved]
1.118.	[Reserved]
1.119.	[Reserved]
1.120.	[Reserved]
1.121.	[Reserved]
1.122.	[Reserved]
1.123.	[Reserved]
1.124.	[Reserved]
1.125.	[Reserved]
1.126.	[Reserved]
1.127.	[Reserved]
1.128.	[Reserved]
1.129.	[Reserved]
1.130.	[Reserved]
1.131.	[Reserved]
1.132.	[Reserved]
1.133.	[Reserved]
1.134.	[Reserved]
1.135.	[Reserved]
1.136.	[Reserved]
1.137.	[Reserved]
1.138.	[Reserved]
1.139.	[Reserved]
1.140.	[Reserved]
1.141.	[Reserved]
1.142.	[Reserved]
1.143.	[Reserved]
1.144.(12)	Certificate of Formation of Pactiv LLC (formerly known as Pactiv Corporation)
1.145.(7)	Amended and Restated Limited Liability Company Agreement of Pactiv LLC (formerly known as Pactiv Corporation)
1.146.	[Reserved]
1.147.	[Reserved]
1.148.	[Reserved]
1.149.	[Reserved]
1.150.(1)	Certificate of Incorporation of Pactiv International Holdings Inc.
1.151.(1)	Amended and Restated By-Laws of Pactiv International Holdings Inc.
1.152.(1)	Certificate of Formation of Pactiv Management Company LLC
1.153.(1)	Limited Liability Company Agreement of Pactiv Management Company LLC
1.154.	[Reserved]

1.155.	[Reserved]
1.156.	[Reserved]
1.157.	[Reserved]
1.158.	[Reserved]
1.159.	[Reserved]
1.160.	[Reserved]
1.161.	[Reserved]
1.162.	[Reserved]
1.163.	[Reserved]
1.164.(1)	Amended and Restated Certificate of Incorporation of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.165.(1)	Amended and Restated By-Laws of Pactiv Packaging Inc. (formerly PWP Industries, Inc.)
1.166.	[Reserved]
1.167.	[Reserved]
1.168.	[Reserved]
1.169.	[Reserved]
1.170.	[Reserved]
1.171.	[Reserved]
1.172.	[Reserved]
1.173.	[Reserved]
1.174.	[Reserved]
1.175.	[Reserved]
1.176.	[Reserved]
1.177.(1)	Certificate of Incorporation of Reynolds Manufacturing, Inc.
1.178.	[Reserved]
1.179.	[Reserved]
1.180.	[Reserved]
1.181.	[Reserved]
1.182.	[Reserved]
1.183.(2)	Articles of Amalgamation of Pactiv Canada Inc.
1.184.(1)	By-Law No. 1 of Pactiv Canada Inc.
1.185.(1)	Certificate of Formation of BCP/Graham Holdings LLC
1.186.(1)	Limited Liability Company Agreement of BCP/Graham Holdings LLC
1.187.(1)	Certificate of Formation of GPC Holdings LLC
1.188.(1)	Limited Liability Company Agreement of GPC Holdings LLC
1.189.(1)	Certificate of Incorporation of Graham Packaging Company Inc.
1.190.(1)	By-laws of Graham Packaging Company Inc.
1.191.(1)	By-laws of Reynolds Manufacturing, Inc.
1.192.(1)	Certificate of Incorporation of RenPac Holdings Inc.
1.193.(1)	By-laws of RenPac Holdings Inc.
1.194.	[Reserved]
1.195.	[Reserved]
1.196.	[Reserved]
1.197.	[Reserved]
1.198.	[Reserved]
1.199.	[Reserved]
1.200.	Certificate of Formation of GPC Opco GP, LLC (incorporated by reference to Exhibit 3.9 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-01) filed May 26, 1998)
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

1.208.(3)	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P.
1.209.	[Reserved]
1.210.	[Reserved]
1.211.	[Reserved]
1.212.	[Reserved]
1.213.	[Reserved]
1.214.	[Reserved]
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

1.224.	[Reserved]
1.225.	[Reserved]
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

1.235.(3)	Amended and Restated Single Member Operating Agreement of Graham Packaging PX, LLC
1.236.	[Reserved]
1.237.	[Reserved]

1.238.
Amended and Restated Certificate of Limited Partnership of Graham Packaging Holdings Company (incorporated by reference to Exhibit 3.5 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed July 13, 1998)

1.239.(3)	Seventh Amended and Restated Agreement of Limited Partnership of Graham Packaging Holdings Company
1.240.	[Reserved]
1.241.	[Reserved]
1.242.	[Reserved]
1.243.	[Reserved]
1.244.(3)	Deed of Incorporation of Beverage Packaging Holdings (Luxembourg) IV S.à r.l.
1.245.	[Reserved]
1.246.	[Reserved]
1.247.(12)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) V S.A.
1.248.(8)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) II S.A.
1.249.(7)	Updated Articles of Association of Beverage Packaging Holdings (Luxembourg) VI S.à r.l.
1.250.	[Reserved]
1.251.	[Reserved]
1.252.(8)	Certificate of Incorporation of Trans Western Polymers, Inc.
1.253.(7)	By-Laws of Trans Western Polymers, Inc.
1.254.(12)	Articles of Incorporation of Reynolds Consumer Products Canada, Inc.
1.255.(12)	By-Laws of Reynolds Consumer Products Canada, Inc.
1.256.(22)	Certificate of Incorporation of Beverage Packaging (NZ) Limited
1.257.(22)	Limited Liability Company Agreement of GEC Packaging Technologies LLC
1.258.(22)	Amended and Restated By-Laws of PCA West Inc.
1.259.(22)	Certificate of Incorporation of PCA West Inc.
2.1.	[Reserved]
2.2.	[Reserved]
2.2.1.	[Reserved]
2.2.2.	[Reserved]
2.2.3.	[Reserved]
2.2.4.	[Reserved]
2.2.5.	[Reserved]
2.2.6.	[Reserved]
2.2.7.	[Reserved]
2.2.8.	[Reserved]
2.2.9.	[Reserved]
2.2.10.	[Reserved]
2.2.11.	[Reserved]
2.2.12.	[Reserved]
2.2.13.	[Reserved]
2.2.14.	[Reserved]
2.2.15.	[Reserved]
2.2.16.	[Reserved]
2.2.17.	[Reserved]
2.2.18.	[Reserved]
2.2.19.	[Reserved]
2.2.20.	[Reserved]
2.2.21.	[Reserved]
2.3.	[Reserved]
2.3.1.	[Reserved]
2.3.2.	[Reserved]
2.3.3.	[Reserved]
2.3.4.	[Reserved]
2.3.5.	[Reserved]
2.3.6.	[Reserved]

2.3.7.	[Reserved]
2.3.8.	[Reserved]
2.3.9.	[Reserved]
2.3.10.	[Reserved]
2.3.11.	[Reserved]
2.3.12.	[Reserved]
2.3.13.	[Reserved]
2.3.14.	[Reserved]
2.3.15.	[Reserved]
2.3.16.	[Reserved]
2.3.17.	[Reserved]
2.3.18.	[Reserved]
2.3.19.	[Reserved]
2.3.20.	[Reserved]
2.4.	[Reserved]
2.4.1.	[Reserved]
2.4.2.	[Reserved]
2.4.3.	[Reserved]
2.4.4.	[Reserved]
2.4.5.	[Reserved]
2.4.6.	[Reserved]
2.4.7.	[Reserved]
2.4.8.	[Reserved]
2.4.9.	[Reserved]
2.4.10.	[Reserved]
2.4.11.	[Reserved]
2.4.12.	[Reserved]
2.4.13.	[Reserved]
2.4.14.	[Reserved]
2.4.15.	[Reserved]
2.4.16.	[Reserved]
2.4.17.	[Reserved]
2.4.18.	[Reserved]
2.4.19.	[Reserved]
2.4.20.	[Reserved]
2.5.(1)
6.875% Senior Secured Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent

2.5.1.(1)
First Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.2.(1)
Second Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.3.(1)
Third Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.4.(1)
Fourth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.5.(1)
Fifth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.6.(1)
Sixth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.7.(1)
Seventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.8.(1)
Eighth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.9.(1)
Ninth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.10.(1)
Tenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.11.(1)
Eleventh Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.12.(1)
Twelfth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of October 14, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.13.(3)
Thirteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of March 20, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent

2.5.14.(4)
Fourteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.15.(5)
Fifteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.16.(6)
Sixteenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of November 7, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., International Tray Pads & Packaging, Inc., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.17.(6)
Seventeenth Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of December 14, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) V S.A., as additional guarantor, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.18.(13)
Twenty-fifth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 16, 2015, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.19.(22)
Twenty-sixth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of October 25, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.5.2.(22)
Twenty-seventh Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of November 3, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.(1)
8.250% Senior Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar and The Bank of New York Mellon, London Branch, as paying agent

2.6.1.(1)
First Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.2.(1)
Second Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.3.(1)
Third Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated March 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.4.(1)
Fourth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated April 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar

2.6.5.(1)
Fifth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of May 2, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.6.(1)
Sixth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of June 7, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A, certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.7.(1)
Seventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 5, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.8.(1)
Eighth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 9, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.9.(1)
Ninth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of August 19, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.10.(1)
Tenth Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.11.(1)
Eleventh Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent

2.6.12.	[Reserved]
2.6.13.	[Reserved]
2.6.14.	[Reserved]
2.6.15.	[Reserved]
2.6.16.	[Reserved]
2.6.17.	[Reserved]
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

2.6.19.	[Reserved]
2.6.20.	[Reserved]
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

2.6.22.	[Reserved]
2.6.23.	[Reserved]

2.6.24.	[Reserved]
2.6.25.	[Reserved]
2.6.26.	[Reserved]
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

2.6.28.	[Reserved]
2.6.29.	[Reserved]
2.6.30.	[Reserved]
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

2.6.32.	[Reserved]
2.6.33.	[Reserved]
2.6.34.	[Reserved]
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

2.6.36.	[Reserved]
2.6.37.	[Reserved]
2.6.38.	[Reserved]
2.6.39.	[Reserved]
2.6.40.	[Reserved]
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

2.6.44.	[Reserved]
2.6.45.	[Reserved]
2.6.46.	[Reserved]
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

2.6.48.	[Reserved]
2.6.49.	[Reserved]
2.6.50.	[Reserved]
2.6.51.	[Reserved]
2.6.52.	[Reserved]
2.6.53.(12)
Twenty-Fourth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021, dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.54.(12)
Twenty-Fourth Senior Notes Supplemental Indenture to the 8.250% Senior Notes due 2021, dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.55.	[Reserved]
2.6.56.	[Reserved]
2.6.57.	[Reserved]

2.6.58.(12)
Ninth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of December 18, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of September 28, 2012, as amended or supplemented.

2.6.59.	[Reserved]
2.6.60.	[Reserved]
2.6.61.	[Reserved]
2.6.62.	[Reserved]
2.6.63.	[Reserved]
2.6.64.(12)
Twenty-Third Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021, dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.65.(12)
Twenty-Third Senior Notes Supplemental Indenture to the 8.250% Senior Notes due 2021, dated as of June 30, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of February 1, 2011, as amended or supplemented.

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

2.6.67.	[Reserved]
2.6.68.	[Reserved]
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

2.6.70.	[Reserved]
2.6.71.	[Reserved]
2.6.72.	[Reserved]
2.6.73.	[Reserved]
2.6.74.	[Reserved]
2.6.75.(12)
Twenty-Second Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021, dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as collateral agent, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.76.(12)
Twenty-Second Senior Notes Supplemental Indenture to the 8.250% Senior Notes due 2021, dated as of February 14, 2014, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, to the indenture dated as of February 1, 2011, as amended or supplemented.

2.6.77.	[Reserved]
2.6.78.	[Reserved]
2.6.79.	[Reserved]
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

2.6.82.	[Reserved]
2.6.83.	[Reserved]
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

2.6.85.	[Reserved]
2.6.86.	[Reserved]
2.6.87.	[Reserved]

2.6.88.(14)
5.125% Senior Secured Notes due 2023 and Senior Secured Floating Rate Notes due 2021 Indenture, dated as of June 27, 2016, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain senior secured note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent, collateral agent, calculation agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.89.(15)
7.000% Senior Notes Due 2024 Indenture, dated as of June 27, 2016, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain senior note guarantors party thereto and The Bank of New York Mellon as trustee, principal paying agent, transfer agent, and registrar

2.6.90.(16)
Fourth Amended and Restated Credit Agreement, dated as of August 5, 2016, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lenders from time to time party thereto and Credit Suisse, as administrative agent

2.6.91.(17)
Amendment No. 11, dated as of October 4, 2016, related to the Fourth Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lenders from time to time party thereto and Credit Suisse, as administrative agent

2.6.92.(18)
Incremental Assumption Agreement, dated as of October 7, 2016, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lender from time to time party thereto and Credit Suisse, as administrative agent.

2.6.93. (19)
Incremental Assumption Agreement, dated as of February 7, 2017, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à.r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lender from time to time party thereto and Credit Suisse, as administrative agent.

2.6.94.(22)
Twenty-sixth Senior Notes Supplemental Indenture to the 8.250% Senior Notes due 2021, dated as of October 25, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., and The Bank of New York Mellon, as trustee, principal paying agent, registrar and transfer agent

2.6.95.(22)
Twenty-seventh Senior Notes Supplemental Indenture to the 8.250% Senior Notes due 2021, dated as of November 3, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., and The Bank of New York Mellon, as trustee, principal paying agent, registrar and transfer agent

2.6.96.(22)
Eleventh Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of October 25, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.6.97.(22)
Twelfth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of November 3, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent

2.7.	[Reserved]
2.8.	[Reserved]
2.9.	[Reserved]
2.10.	[Reserved]
2.11.	[Reserved]
2.12.	[Reserved]
2.12.1.	[Reserved]
2.12.2.	[Reserved]
2.12.3.	[Reserved]
2.12.4.	[Reserved]
2.12.5.	[Reserved]
2.12.6.	[Reserved]
2.12.7.	[Reserved]
2.12.8.	[Reserved]
2.12.9.	[Reserved]
2.12.10.	[Reserved]
2.12.11.	[Reserved]
2.12.12.	[Reserved]
2.12.13.	[Reserved]
2.12.14.	[Reserved]
2.12.15.	[Reserved]

2.12.16.	[Reserved]
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
2.13.37.(7)
Supplement No. 38 to the Collateral Agreement dated as of November 5, 2009, dated as of April 9, 2013, among Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products, Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and The Bank of New York Mellon, as collateral agent

2.13.38.(8)
Supplement No. 39 to the Collateral Agreement dated as of November 5, 2009, dated as of November 15, 2013, among Reynolds Group Holdings Inc, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products, Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and The Bank of New York Mellon, as collateral agent

2.13.39.(22)
Supplement No. 41 to the Collateral Agreement dated as of November 5, 2009, dated as of October 25, 2016, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Closure Systems International Holdings LLC, Beverage Packaging Holdings (Luxembourg) III S.à.r.l , Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and The Bank of New York Mellon, as collateral agent

2.14.(2)
First Lien Intercreditor Agreement, dated as of November 5, 2009, among The Bank of New York Mellon, as collateral agent, Credit Suisse, as representative under the Credit Agreement, The Bank of New York Mellon, as representative under the Indenture, each grantor and each additional representative from time to time party thereto

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

2.17.(12)	Accession Deed to the Intercreditor Agreement dated November 15, 2013, dated as of February 14, 2014 by the subsidiaries of Reynolds Group Holdings Limited listed on the Schedule I thereto.
2.18.	[Reserved]
2.19.	[Reserved]
2.20.	[Reserved]
2.21.(1)	Form of 6.875% Senior Secured Note due 2021 (included in Exhibit 2.5 hereto)
2.21.1.(1)	Form of 8.250% Senior Note due 2021 (included in Exhibit 2.6 hereto)
2.22.	[Reserved]
2.22.1.	[Reserved]
2.22.2.	[Reserved]
2.22.3.	[Reserved]
2.22.4.(6)	Form of 5.750% Senior Secured Note due 2020 (included in Exhibit 2.6.41 hereto)
2.22.5.(14)	Form of 5.125% Senior Secured Note due 2023 (included in Exhibit 2.6.88 hereto)
2.22.6.(14)	Form of Senior Secured Floating Rate Note due 2021 (included in Exhibit 2.6.88 hereto)
2.22.7.(15)	Form of 7.00% Senior Note due 2024 (included in Exhibit 2.6.89 hereto)
2.23.(2)	Copyright Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.24.(2)	Patent Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.25.(2)	Trademark Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent
2.26.(2)
Share Pledge Agreement relating to the Shares in Closure Systems International Deutschland GmbH, dated as of November 5, 2009, between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent

2.27.	[Reserved]
2.28.	[Reserved]
2.29.	[Reserved]
2.30.	[Reserved]
2.31.	[Reserved]
2.32.	[Reserved]
2.33.	[Reserved]
2.34.	[Reserved]
2.35.	[Reserved]
2.36.	[Reserved]
2.37.	[Reserved]
2.38.	[Reserved]
2.39.	[Reserved]
2.40.	[Reserved]
2.41.	[Reserved]
2.42.	[Reserved]
2.43.	[Reserved]

2.44.	[Reserved]
2.45.	[Reserved]
2.46.	[Reserved]
2.47.	[Reserved]
2.48.	[Reserved]
2.49.	[Reserved]
2.50.	[Reserved]
2.51.	[Reserved]
2.52.	[Reserved]
2.53.	[Reserved]
2.54.	[Reserved]
2.55.	[Reserved]
2.56.	[Reserved]
2.57.	[Reserved]
2.58.	[Reserved]
2.59.	[Reserved]
2.60.	[Reserved]
2.61.	[Reserved]
2.62.	[Reserved]
2.63.	[Reserved]
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

2.122.	[Reserved]
2.123.	[Reserved]
2.124.	[Reserved]
2.125.	[Reserved]
2.126.	[Reserved]
2.127.	[Reserved]
2.128.	[Reserved]
2.129.	[Reserved]
2.130.	[Reserved]

2.131.	[Reserved]
2.132.	[Reserved]
2.133.	[Reserved]
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

2.147.	[Reserved]
2.148.	[Reserved]
2.149.	[Reserved]
2.150.	[Reserved]
2.151.	[Reserved]
2.151.1.	[Reserved]
2.151.2.	[Reserved]
2.151.3.	[Reserved]
2.151.4.	[Reserved]
2.151.5.	[Reserved]
2.151.6.	[Reserved]
2.152.	[Reserved]
2.153.	[Reserved]
2.154.(2)
Security Over Shares Agreement relating to shares of Closure Systems International (Hong Kong) Limited, dated February 25, 2010, entered into by SIG Finanz AG (Switzerland) in favour of Wilmington Trust (London) Limited as collateral agent

2.155.	[Reserved]
2.156.	[Reserved]
2.157.	[Reserved]
2.158.	[Reserved]
2.159.	[Reserved]
2.160.	[Reserved]
2.161.	[Reserved]
2.162.	[Reserved]
2.163.	[Reserved]
2.164.	[Reserved]
2.165.	[Reserved]
2.166.	[Reserved]
2.167.	[Reserved]
2.168.	[Reserved]
2.169.	[Reserved]
2.170.	[Reserved]

2.171.	[Reserved]
2.172.	[Reserved]
2.173.(2)	Patent Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent
2.174.(2)	Trademark Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent
2.175.(2)	Canadian General Security Agreement, dated as of December 2, 2009, entered into by Evergreen Packaging Canada Limited
2.176.(2)	Canadian Pledge Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging International B.V.
2.177.	[Reserved]
2.178.	[Reserved]
2.179.	[Reserved]
2.180.(2)	Pledge Over Bank Account, dated as of May 4, 2010, between Evergreen Packaging (Luxembourg) S.à. r.l. and The Bank of New York Mellon
2.181.	[Reserved]
2.182.	[Reserved]
2.183.	[Reserved]
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

2.187.	[Reserved]
2.188.	[Reserved]
2.189.	[Reserved]
2.190.	[Reserved]
2.191.	[Reserved]
2.192.	[Reserved]
2.193.	[Reserved]
2.194.	[Reserved]
2.195.	[Reserved]
2.196.	[Reserved]
2.197.	[Reserved]
2.198.	[Reserved]
2.199.	[Reserved]
2.200.	[Reserved]
2.201.	[Reserved]
2.202.	[Reserved]
2.203.	[Reserved]
2.204.	[Reserved]
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

2.250.	[Reserved]
2.251.	[Reserved]
2.252.	[Reserved]

2.253.	[Reserved]
2.254.	[Reserved]
2.255.	[Reserved]
2.256.(2)	Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
2.257.(2)	Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.258.(2)	Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.259.(2)	Deed of Hypothec between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010
2.260.(2)	Bond Pledge Agreement between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.261.(2)	Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.262.	[Reserved]
2.263.	[Reserved]
2.264.	[Reserved]
2.265.(2)	Account Pledge Agreement between Closure Systems International Deutschland GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.266.(2)	Account Pledge Agreement between Closure Systems International Holdings (Germany) GmbH and The Bank of New York Mellon as collateral agent, dated November 16, 2010
2.267.	[Reserved]
2.268.	[Reserved]
2.269.	[Reserved]
2.270.	[Reserved]
2.271.	[Reserved]
2.272.	[Reserved]
2.273.	[Reserved]
2.274.	[Reserved]
2.275.	[Reserved]
2.276.	[Reserved]
2.277.	[Reserved]
2.278.	[Reserved]
2.279.	[Reserved]
2.280.	[Reserved]
2.281.	[Reserved]
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

2.386.	[Reserved]
2.387.	[Reserved]
2.388.	[Reserved]
2.389.	[Reserved]
2.390.	[Reserved]
2.391.	[Reserved]
2.392.	[Reserved]
2.393.	[Reserved]
2.394.	[Reserved]
2.395.	[Reserved]
2.396.	[Reserved]
2.397.	[Reserved]
2.398.	[Reserved]
2.399.	[Reserved]
2.400.	[Reserved]
2.401.	[Reserved]
2.402.	[Reserved]
2.403.	[Reserved]
2.404.	[Reserved]
2.405.	[Reserved]
2.406.	[Reserved]
2.407.	[Reserved]

2.408.	[Reserved]
2.409.	[Reserved]
2.410.	[Reserved]
2.411.	[Reserved]
2.412.	[Reserved]
2.413.	[Reserved]
2.414.	[Reserved]
2.415.	[Reserved]
2.416.	[Reserved]
2.417.	[Reserved]
2.418.	[Reserved]
2.419.	[Reserved]
2.420.	[Reserved]
2.421.	[Reserved]
2.422.	[Reserved]
2.423.(2)
Share Pledge Agreement relating to the Shares in Pactiv Deutschland Holdinggesellschaft mbH, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon as collateral agent and pledgee

2.424.	[Reserved]
2.425.	[Reserved]
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

2.445.	[Reserved]
2.446.	[Reserved]
2.447.	[Reserved]
2.448.	[Reserved]
2.449.	[Reserved]
2.450.	[Reserved]

2.451.	[Reserved]
2.452.	[Reserved]
2.453.	[Reserved]
2.454.	[Reserved]
2.455.	[Reserved]
2.456.	[Reserved]
2.457.	[Reserved]
2.458.	[Reserved]
2.459.	[Reserved]
2.460.	[Reserved]
2.461.	[Reserved]
2.462.	[Reserved]
2.463.	[Reserved]
2.464.	[Reserved]
2.465.	[Reserved]
2.466.	[Reserved]
2.467.	[Reserved]
2.468.	[Reserved]
2.469.	[Reserved]
2.470.	[Reserved]
2.471.	[Reserved]
2.472.	[Reserved]
2.473.	[Reserved]
2.474.	[Reserved]
2.475.	[Reserved]
2.476.	[Reserved]
2.477.	[Reserved]
2.478.(2)	Deed of Confirmation and Amendment relating to a debenture between Closure Systems International (Hong Kong) Limited and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011
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

2.532.	[Reserved]
2.533.	[Reserved]

2.534.	[Reserved]
2.535.	[Reserved]
2.536.	[Reserved]
2.537.	[Reserved]
2.538.	[Reserved]
2.539.	[Reserved]
2.540.	[Reserved]
2.541.	[Reserved]
2.542.	[Reserved]
2.543.	[Reserved]
2.544.	[Reserved]
2.545.	[Reserved]
2.546.	[Reserved]
2.547.	[Reserved]
2.548.	[Reserved]
2.549.(6)	Account Pledge Agreement between Pactiv Deutschland Holdinggesellschaft mbH and The Bank of New York Mellon as collateral agent, dated November 7, 2012
2.550.	[Reserved]
2.551.	[Reserved]
2.552.	[Reserved]
2.553.	[Reserved]
2.554.	[Reserved]
2.555.	[Reserved]
2.556.	[Reserved]
2.557.	[Reserved]
2.558.	[Reserved]
2.559.	[Reserved]
2.560.	[Reserved]
2.561.	[Reserved]
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

2.629.	[Reserved]
2.630.	[Reserved]
2.631.	[Reserved]
2.632.	[Reserved]
2.633.	[Reserved]
2.634.	[Reserved]
2.635.	[Reserved]
2.636.	[Reserved]
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
2.660.(22)
Guarantor Joinder dated as of October 25, 2016 to the Fourth Amended and Restated Credit Agreement dated as of August 5, 2016 among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Closure Systems International Holdings LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Closure Systems International B.V., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Reynolds Group Holdings Limited and Credit Suisse AG, as administrative agent.

2.661.(22)
Confirmation Agreement dated August 5, 2016 between The Bank of New York Mellon, as collateral agent as appointed under the First Lien Intercreditor Agreement and the pledgers, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Graham Packaging Company, L.P., Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Beverage Packaging Holdings (Luxembourg) V S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and Evergreen Packaging (Luxembourg) S.à r.l.

2.662.(22)
Confirmation Agreement dated October 4, 2016 between The Bank of New York Mellon, as collateral agent as appointed under the First Lien Intercreditor Agreement and the pledgers, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Graham Packaging Company, L.P., Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Beverage Packaging Holdings (Luxembourg) V S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and Evergreen Packaging (Luxembourg) S.à r.l.

2.663.(22)
Confirmation Agreement dated February 7, 2017 between The Bank of New York Mellon, as collateral agent as appointed under the First Lien Intercreditor Agreement and the pledgers, Reynolds Group Holdings Limited, Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Graham Packaging Company, L.P., Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Beverage Packaging Holdings (Luxembourg) V S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l. and Evergreen Packaging (Luxembourg) S.à r.l.

4.1.	[Reserved]
4.1.1.	[Reserved]
4.1.2.	[Reserved]
4.1.3.	[Reserved]
4.1.4.	[Reserved]
4.1.5.	[Reserved]
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

4.1.78.	[Reserved]
4.1.79.	[Reserved]
4.1.80.	[Reserved]
4.1.81.(6)
Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), dated as of December 14, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and Credit Suisse AG, Cayman Islands Branch, as administrative agent

4.1.82.	[Reserved]
4.1.83.	[Reserved]
4.1.84.	[Reserved]
4.1.85.	[Reserved]
4.1.86.	[Reserved]
4.1.87.	[Reserved]
4.1.88.	[Reserved]
4.1.89.	[Reserved]
4.2.1.	[Reserved]
4.3.1.	[Reserved]
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

4.4.8.	[Reserved]
4.4.9.	[Reserved]
4.4.10.	[Reserved]
4.4.11.	[Reserved]
4.4.12.	[Reserved]
4.4.13.	[Reserved]
4.4.14.	[Reserved]
4.4.15.	[Reserved]
4.4.16.	[Reserved]

4.4.17.	[Reserved]
4.4.18.	[Reserved]
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

4.4.21.	[Reserved]
4.4.22.	[Reserved]
4.4.23.	[Reserved]
4.4.24.(8)
Fourth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture dated as of September 28, 2012, dated as of June 14, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) VI S.à r.l., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.25.	[Reserved]
4.4.26.	[Reserved]
4.4.27.	[Reserved]
4.4.28.(7)
Twenty-First Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.29.(7)
Twenty-First Senior Notes Supplemental Indenture to the Indenture dated as of February 1, 2011, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A. and The Bank of New York Mellon, as trustee

4.4.30.	[Reserved]
4.4.31.	[Reserved]
4.4.32.	[Reserved]
4.4.33.(7)
Sixth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture dated as of September 28, 2012, dated as of December 10, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., Beverage Packaging Holdings (Luxembourg) II S.A, The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.34.	[Reserved]
4.4.35.	[Reserved]
4.4.36.	[Reserved]
4.4.37.(8)
Twentieth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.38.(8)
Twentieth Senior Notes Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture dated as of February 1, 2011, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., the affiliates of the Issuers party thereto and The Bank of New York Mellon, as trustee

4.4.39.	[Reserved]
4.4.40.	[Reserved]
4.4.41.	[Reserved]
4.4.42.(8)
Fifth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture dated as of September 28, 2012, dated as of November 15, 2013, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.43.	[Reserved]
4.4.44.	[Reserved]
4.4.45.	[Reserved]
4.4.46.(7)
Eighteenth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited, as additional collateral agent

4.4.47.(7)
Eighteenth Senior Notes Supplemental Indenture to the 8.250% Senior Notes due 2021 Indenture dated as of February 1, 2011, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee

4.4.48.	[Reserved]

4.4.49.	[Reserved]
4.4.50.	[Reserved]
4.4.51.(7)
Third Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020 Indenture dated as of September 28, 2012, dated as of April 9, 2013, among Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, and Wilmington Trust (London) Limited as additional collateral agent

4.5.(2)
Reaffirmation Agreement, dated as of May 4, 2010, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee, principal agent, transfer agent and collateral agent, The Bank of New York Mellon, London Branch, as paying agent, and Wilmington Trust (London) Limited as additional collateral agent

4.5.1.(2)
Supplement, dated August 27, 2010, to the Reaffirmation Agreement dated as of May 4, 2010, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as trustee under the 2009 Notes Indenture, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, and collateral agent, The Bank of New York Mellon, London Branch, as paying agent, and Wilmington Trust (London) Limited as additional collateral agent

4.5.2.(2)
Reaffirmation Agreement, dated as of November 16, 2010, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Acquisition Corporation, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.3.(2)
Supplement, dated January 14, 2011, to the Reaffirmation Agreement dated as of November 16, 2010, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc., SIG Austria Holding GmbH, SIG Combibloc GmbH, SIG Combibloc GmbH & Co KG, Credit Suisse AG, as administrative agent, The Bank of New York Mellon as trustee under the October 2010 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.4.(2)
Reaffirmation Agreement, dated as of February 1, 2011, among Reynolds Group Holdings Limited, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.5.(2)
Reaffirmation Agreement, dated as of February 9, 2011, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., Closure Systems International B.V., Pactiv Corporation (now known as Pactiv LLC), SIG Austria Holding GmbH, SIG Euro Holding AG & Co. KGaA, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.6.(2)
Reaffirmation Agreement, dated March 2, 2011, among the Brazilian and German Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.7.(2)
Reaffirmation Agreement, dated March 2, 2011, among the Swiss Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents

4.5.8.	[Reserved]
4.5.9.	[Reserved]
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

4.5.12.(6)
Reaffirmation Agreement, dated as of September 28, 2012, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., SIG Euro Holding AG & Co. KGaA, Closure Systems International B.V., SIG Austria Holding GmbH, Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the November 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.13.(6)
Reaffirmation Agreement, dated as of November 7, 2012, among Reynolds Group Holdings Limited, the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the November 2009 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.14.(12)
Reaffirmation Agreement dated as of February 14, 2014, among Reynolds Group Holdings Limited, the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.15.(13)
Reaffirmation Agreement, dated as of February 25, 2015, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC and Beverage Packaging Holdings (Luxembourg) III S.à r.l. (collectively, with SIG Euro Holding AG & Co. KGaA and Closure Systems International B.V.), Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.16.(13)
Reaffirmation Agreement, dated as of May 26, 2015, among Reynolds Group Holdings Limited and the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the August 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the October 2010 Senior Secured Notes Indenture, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement

4.5.17.(22)
Reaffirmation Agreement, dated as of August 5, 2016, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings LLC, Pactiv LLC, Evergreen Packaging, Inc., Reynolds Consumer Products LLC, Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Inc., and Graham Packaging Company Inc., Closure Systems International B.V., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc. and the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the June 2016 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement.

4.5.18.(22)
Reaffirmation Agreement, dated as of October 7, 2016, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings LLC, Pactiv LLC, Evergreen Packaging, Inc., Reynolds Consumer Products LLC, Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Inc., and Graham Packaging Company Inc., Closure Systems International B.V., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc. and the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the June 2016 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement.

4.5.19.(22)
Reaffirmation Agreement, dated as of February 7, 2017, among Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Closure Systems International Holdings LLC, Pactiv LLC, Evergreen Packaging, Inc., Reynolds Consumer Products LLC, Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Inc., and Graham Packaging Company Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc. and the Grantors listed thereto, Credit Suisse AG, as administrative agent under the Credit Agreement, The Bank of New York Mellon, as trustee under the June 2016 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the September 2012 Senior Secured Notes Indenture, The Bank of New York Mellon, as trustee under the February 2011 Senior Secured Notes Indenture, and The Bank of New York Mellon and Wilmington Trust (London) Limited as collateral agents under the First Lien Intercreditor Agreement.

4.6.	[Reserved]
4.7.(2)	Letter of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI & RCP - Germany)
4.8.	[Reserved]
4.9.	[Reserved]
4.10.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Hong Kong)
4.11.	[Reserved]
4.12.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Japan)

4.13.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.14.	[Reserved]
4.15.	[Reserved]
4.16.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United Kingdom - CSI & RCP)
4.17.	[Reserved]
4.18.	[Reserved]
4.19.(2)	Deed Poll of Indemnification, dated October 8, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (United States - CSI & RCP)
4.20.(2)	Indemnification Agreement, dated October 18, 2009, by Rank Group Limited for the benefit and in favour of the Indemnitees defined therein (CSI - Netherlands)
4.21.	[Reserved]
4.22.	[Reserved]
4.23.	[Reserved]
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

4.68.	[Reserved]
4.69.	[Reserved]
4.70.(2)	Indemnity to Gail D. Lilley from Pactiv Canada Inc., dated November 16, 2010
4.71.(2)	Agreement of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United States)
4.72.(2)	Deed Poll of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - United Kingdom)
4.73.(2)	Letter of Indemnification, dated November 16, 2010, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Pactiv - Germany)
4.74.	[Reserved]
4.75.(2)	Letter of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Germany - Closures)
4.76.	[Reserved]
4.77.	[Reserved]
4.78.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Closures and Evergreen - Hong Kong)
4.79.	[Reserved]
4.80.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Japan - Closures)
4.81.(2)	Deed Poll of Indemnification, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Luxembourg)
4.82.(2)	Indemnification Agreement, dated January 14, 2011, by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnitees defined therein (Netherlands)
4.83.	[Reserved]
4.84.	[Reserved]
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

4.136.
Purchase and Sale Agreement, dated as of November 7, 2012, among Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Beverage Packaging Factoring (Luxembourg) S.à r.l. and the Sellers identified on Annex I thereto (incorporated by reference to Exhibit 1 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.137.
Receivables Loan and Security Agreement, dated as of November 7, 2012, among Beverage Packaging Factoring (Luxembourg) S.à r.l., Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Nieuw Amsterdam Receivables Corporation, as Conduit Lender, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Facility Agent for the Nieuw Amsterdam Lender Group and as a Committed Lender, the other Conduit Lenders, Committed Lenders and Facility Agents from time to time party thereto and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as Administrative Agent (incorporated by reference to Exhibit 2 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed November 13, 2012)

4.137.1.
Amendment to Receivables Loan and Security Agreement, dated as of May 29, 2013, among Beverage Packaging Factoring (Luxembourg) S.à r.l., Nieuw Amsterdam Receivables Corporation, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as facility agent for the Nieuw Amsterdam Lender Group and as a committed lender, TD Bank, N.A., as committed lender and facility agent for the TD Lender Group, Wells Fargo Bank, N.A. as committed lender and facility agent for the Wells Fargo Lender Group, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as administrative agent (incorporated by reference to Exhibit 1 to Reynolds Group Holdings Limited's report on Form 6-K (No. 333-177693) filed May 31, 2013)

4.137.2.(7)
Second Amendment to Receivables Loan and Security Agreement, dated as of September 11, 2013, among Beverage Packaging Factoring (Luxembourg) S.à r.l., Nieuw Amsterdam Receivables Corporation, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as facility agent for the Nieuw Amsterdam Lender Group and as a committed lender, TD Bank, N.A., as committed lender and facility agent for the TD Lender Group, Wells Fargo Bank, N.A. as committed lender and facility agent for the Wells Fargo Lender Group, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, as administrative agent

4.137.3.(9)
Third Amendment to Receivables Loan And Security Agreement, First Amendment to Performance Undertaking Agreement and First Amendment to Purchase and Sale Agreement dated as of December 19, 2014, among Beverage Packaging Factoring (Luxembourg) S.a r.l, each party that is a Performance Guarantor (as defined in the Loan Agreement referred to herein), Nieuw Amsterdam Receivables Corporation, as Conduit Lender for the Nieuw Amsterdam Lender Group, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank”, New York Branch, as Committed Lender and Facility Agent for the Nieuw Amsterdam Lender Group and Administrative Agent, TD Bank, N.A., as Committed Lender and Facility Agent for the TD Lender Group, Wells Fargo Banks, N.A., as Committed Lender and Facility Agent for the Wells Fargo Lender Group, Fairway Finance Company, LLC, as Conduit Lender for the BMO Lender Group, Bank of Montreal, as Committed Lender for the BMO Lender Group, BMO Capital Markets Corp., as Facility Agent for the BMO Lender Group.

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

4.148.(20)
Settlement Agreement dated as of November 8, 2016, by and among (i) UCI Holdings Limited and each of its direct and indirect subsidiaries and each of their respective estates; (ii) Rank Group Limited and certain of its affiliates (including Pactiv LLC) and (iii) the Official Committee of Unsecured Creditors appointed in the Cases (as defined in the Settlement Agreement) and (iv) the Noteholders (as defined in the Settlement Agreement).

4.149.(21)
Agreement dated as of November 8, 2016, by and among (i) UCI Holdings Limited and each of its direct and indirect subsidiaries, (ii) Pactiv LLC and (iii) the Pension Benefit Guaranty Corporation, a United States government corporation and agency.

4.150.(13)	General Security Deed, dated June 16, 2015, between Beverage Packaging (New Zealand) Limited and Wilmington Trust (London) Limited

4.151.(13)	Specific Security Deed, dated June 16, 2015, between Beverage Packaging Holdings (Luxembourg) V S.A. and Wilmington Trust (London) Limited
4.152.(22)	Agreement of Indemnification dated October 21, 2016 by Reynolds Group Holdings Limited for the benefit and in favour of the Indemnities defined therein (United States - GEC Packaging Technologies LLC)
7.1.(22)	Computation of Ratio of Earnings to Fixed Charges
8.1.(22)	List of Subsidiaries
12.1.(22)	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2.(22)	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1.(22)	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2.(22)	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4 (No. 333-177693) filed on November 3, 2011.

(2)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on February 9, 2012.

(3)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on April 6, 2012.

(4)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on May 11, 2012.

(5)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-177693) filed on June 21, 2012.

(6)	Incorporated by reference to corresponding exhibit to Reynolds Notes Issuers' registration statement on Form F-4/A (No. 333-185285) filed on December 21, 2012.

(7)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' annual report on Form 20-F (No. 333-177693) filed on February 27, 2014.

(8)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F/A (No. 333-177693) filed on February 27, 2014.

(9)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on December 24, 2014.

(10)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on January 20, 2015.

(11)	Incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on January 20, 2015.

(12)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' annual report on Form 20-F (No. 333-177693) filed on February 25, 2015.

(13)	Incorporated by reference to corresponding exhibit to the Reynolds Notes Issuers' annual report on Form 20-F (No. 333-177693) filed on February 24, 2016.

(14)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on June 27, 2016.

(15)	Incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on June 27, 2016.

(16)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on August 9, 2016.

(17)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on October 5, 2016.

(18)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on October 7, 2016.

(19)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on February 7, 2017.

(20)	Incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on November 8, 2016.

(21)	Incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K (No. 333-177693) filed on November 8, 2016.

(22)	Filed herein.

Reynolds Group Holdings Limited

Consolidated financial statements for the year ended
December 31, 2016

Reynolds Group Holdings Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Reynolds Group Holdings Limited and its subsidiaries as of December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 14, 2017

Reynolds Group Holdings Limited
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2016	2015	2014
Revenue		10,646	11,178	11,666
Cost of sales	*	(8,259)	(8,978)	(9,650)
Gross profit		2,387	2,200	2,016
Selling, marketing and distribution expenses	*	(315)	(262)	(255)
General and administration expenses	*	(855)	(745)	(741)
Net other income (expenses)	6	(72)	53	(46)
Profit from operating activities		1,145	1,246	974
Financial income	9	169	22	25
Financial expenses	9	(1,042)	(1,562)	(1,474)
Net financial expenses		(873)	(1,540)	(1,449)
Profit (loss) from continuing operations before income tax		272	(294)	(475)
Income tax (expense) benefit	10	(105)	(60)	70
Profit (loss) from continuing operations		167	(354)	(405)
Profit (loss) from discontinued operations, net of income tax	7	(6)	2,672	105
Profit (loss) for the year		161	2,318	(300)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(66)	(106)	(120)
Reclassification from foreign currency translation reserve		—	(452)	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	17	74	167	(440)
Total other comprehensive income (loss), net of income tax		8	(391)	(560)
Total comprehensive income (loss)		169	1,927	(860)
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		165	(356)	(407)
Equity holder of the Group - discontinued operations		(6)	2,672	105
Non-controlling interests		2	2	2
		161	2,318	(300)
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		173	(326)	(973)
Equity holder of the Group - discontinued operations		(6)	2,251	111
Non-controlling interests		2	2	2
		169	1,927	(860)

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 17 and 24.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2016	2015
Assets
Cash and cash equivalents		932	1,977
Trade and other receivables, net	11	1,051	1,095
Inventories	12	1,245	1,262
Current tax assets	10	21	19
Assets held for sale	7	26	1
Derivatives	20	7	7
Other assets		50	204
Total current assets		3,332	4,565
Related party and other non-current receivables	11	352	336
Investments in associates and joint ventures		22	20
Deferred tax assets	10	8	11
Property, plant and equipment	13	3,010	3,184
Intangible assets	14	9,902	10,192
Derivatives	20	257	99
Other assets		71	84
Total non-current assets		13,622	13,926
Total assets		16,954	18,491
Liabilities
Trade and other payables	15	1,182	1,205
Liabilities directly associated with assets held for sale	7	23	—
Borrowings	16	746	977
Current tax liabilities	10	46	90
Derivatives	20	3	20
Employee benefits	17	248	212
Provisions	18	65	55
Total current liabilities		2,313	2,559
Non-current payables	15	40	44
Borrowings	16	11,325	12,785
Deferred tax liabilities	10	1,082	1,059
Employee benefits	17	1,162	1,176
Provisions	18	75	71
Total non-current liabilities		13,684	15,135
Total liabilities		15,997	17,694
Net assets		957	797
Equity
Share capital	19	1,664	1,664
Reserves		(1,988)	(1,996)
Retained profits		1,272	1,113
Equity attributable to equity holder of the Group		948	781
Non-controlling interests		9	16
Total equity		957	797

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2014)		1,695	239	(1,243)	(942)	(251)	20	(231)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(302)	(302)	2	(300)
Remeasurement of defined benefit plans, net of income tax	17	—	—	(440)	—	(440)	—	(440)
Foreign currency translation reserve		—	(120)	—	—	(120)	—	(120)
Total comprehensive income (loss) for the year		—	(120)	(440)	(302)	(862)	2	(860)
Reclassification upon sale of business		—	—	5	(5)	—	—	—
Share repurchase		(31)	—	—	—	(31)	—	(31)
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2014		1,664	119	(1,678)	(1,249)	(1,144)	19	(1,125)
Balance at the beginning of the year (January 1, 2015)		1,664	119	(1,678)	(1,249)	(1,144)	19	(1,125)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	2,316	2,316	2	2,318
Remeasurement of defined benefit plans, net of income tax	17	—	—	167	—	167	—	167
Foreign currency translation reserve		—	(106)	—	—	(106)	—	(106)
Reclassification of foreign currency translation reserve upon sale of SIG		—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the year		—	(558)	167	2,316	1,925	2	1,927
Reclassification upon sale of SIG		—	—	(46)	46	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(5)	(5)
Balance as of December 31, 2015		1,664	(439)	(1,557)	1,113	781	16	797
Balance at the beginning of the year (January 1, 2016)		1,664	(439)	(1,557)	1,113	781	16	797
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	159	159	2	161
Remeasurement of defined benefit plans, net of income tax	17	—	—	74	—	74	—	74
Foreign currency translation reserve		—	(66)	—	—	(66)	—	(66)
Total comprehensive income (loss) for the year		—	(66)	74	159	167	2	169
Change upon sale of business		—	—	—	—	—	(7)	(7)
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance as of December 31, 2016		1,664	(505)	(1,483)	1,272	948	9	957

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2016	2015	2014
Cash flows from operating activities
Profit (loss)		161	2,318	(300)
Adjustments for:
Depreciation and amortization		707	714	910
Asset impairment charges		45	17	11
Foreign currency adjustments		5	4	(1)
Change in fair value of derivatives		(18)	(87)	129
(Gain) loss on sale or disposal of businesses and non-current assets		3	(2,905)	(66)
SIG disposal costs		(1)	(38)	—
Share of profit of associates and joint ventures, net of income tax		(3)	(9)	(27)
Net financial expenses		873	1,750	1,618
Premium on extinguishment of borrowings		(122)	(226)	—
Interest paid		(909)	(1,110)	(1,270)
Income tax expense (benefit)		105	118	(2)
Income taxes paid, net of refunds received		(163)	(74)	(134)
Change in trade and other receivables		9	51	16
Change in inventories		(2)	138	(55)
Change in trade and other payables		7	(116)	60
Change in provisions and employee benefits		176	92	1
Change in other assets and liabilities		3	17	(9)
Net cash from operating activities		876	654	881
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets		(324)	(381)	(687)
Purchases of short-term investments		—	(200)	—
Proceeds from sale of short-term investments		—	200	—
Proceeds from sale of property, plant and equipment and other assets		13	23	25
Proceeds from insurance claims		—	26	50
Acquisition of businesses, net of cash acquired	23	—	—	(40)
Disposal of businesses, net of cash disposed		149	4,148	80
Other		5	4	24
Net cash from (used in) investing activities		(157)	3,820	(548)
Cash flows used in financing activities
Drawdown of borrowings		4,706	150	169
Repayment of borrowings		(6,339)	(4,282)	(228)
Payment of debt transaction costs		(110)	(15)	(3)
Share repurchase		—	—	(31)
Other		(6)	(9)	(3)
Net cash used in financing activities		(1,749)	(4,156)	(96)
Net increase (decrease) in cash and cash equivalents		(1,030)	318	237
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year		1,977	1,587	1,486
Cash and cash equivalents classified as assets held for sale at the beginning of the year		—	97	—
Effect of exchange rate fluctuations on cash and cash equivalents		(12)	(25)	(39)
Cash and cash equivalents as of December 31		935	1,977	1,684
Cash and cash equivalents are comprised of:
Cash and cash equivalents		932	1,977	1,588
Cash and cash equivalents classified as assets held for sale		3	—	97
Bank overdrafts		—	—	(1)
Cash and cash equivalents as of December 31		935	1,977	1,684

Reynolds Group Holdings Limited
Consolidated statements of cash flows

Significant non-cash financing and investing activities

During the year ended December 31, 2016, related party interest income of $17 million (2015: $19 million; 2014: $22 million) was capitalized as part of the non-current related party receivable balance. Refer to note 21 for additional information.

In August 2016, the Group amended its credit agreement as discussed further in note 16. The amount outstanding at the time of the amendment was $2,454 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the repayment of $203 million of principal balance and the payment of fees, which is included above in payment of debt transaction costs.

In February 2015, the Group amended its credit agreement as discussed further in note 16. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The consolidated financial statements of Reynolds Group Holdings Limited as of and for the year ended December 31, 2016 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the "Group.”

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

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 14, 2017 in Chicago, Illinois (February 15, 2017 in Auckland, New Zealand).

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2016. Information for the comparative years is for the twelve month periods ended December 31, 2015 and December 31, 2014.

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

2.6    Comparative information

On March 13, 2015, the Group completed the sale of its SIG segment to Onex Corporation. The results of SIG have been classified as discontinued operations in the consolidated statements of comprehensive income for all years presented. Refer to note 7 for additional information.

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2016	2015	2014	2016	2015
1 €	1.11	1.11	1.33	1.06	1.09
10 MXN	0.54	0.63	0.75	0.48	0.58
1 NZ$	0.70	0.70	0.83	0.70	0.68
1 CA$	0.75	0.78	0.91	0.74	0.72

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology and patents. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Other intangible assets that have indefinite useful lives are carried at cost less accumulated impairment losses.

(f)    Subsequent costs

Subsequent costs with respect to intangible assets are capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2016, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2016, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

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
For the year ended December 31, 2016

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

3.19    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2016

There have been no interpretations or amendments to existing standards effective in 2016 that have an impact on the Group's financial statements.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2016, and have not been applied in preparing these consolidated financial statements:

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
For the year ended December 31, 2016

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. The effective date of the new standard is January 1, 2018. The Group is currently evaluating the impact of this new standard.

Approximately 60% to 65% of the Group’s revenue is generated from the sale of goods manufactured to customer specifications. Typically, these customer-specific goods cannot be sold to any other customer and therefore have no alternative use. Currently, revenue for these customer-specific goods is recognized upon delivery to the customer. Under IFRS 15, revenue from goods with no alternative use is expected to be recognized prior to shipment. Based on the Group’s on-going evaluation, this could result in earlier recognition of revenue than under current guidance for those types of customer arrangements. The Group is currently assessing the impact of any change in the timing of revenue recognition. For other types of goods, the timing of revenue recognition is not expected to change.
IFRS 15 is effective for annual reporting periods beginning after January 1, 2018, including interim periods within those annual reporting periods. The Group has not yet selected a transition method. A transition method will be determined once the impact of the changes on current practices and procedures has been fully assessed.

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
For the year ended December 31, 2016

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

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Business segment reporting

	For the year ended December 31, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,467	912	2,790	3,254	2,223	—	10,646
Total inter-segment revenue	113	16	146	494	—	(769)	—
Total segment revenue	1,580	928	2,936	3,748	2,223	(769)	10,646
Gross profit	315	173	873	691	335	—	2,387
Expenses and other income	(88)	(108)	(307)	(333)	(202)	(204)	(1,242)
Earnings before interest and tax (“EBIT”) from continuing operations	227	65	566	358	133	(204)	1,145
Financial income							169
Financial expenses							(1,042)
Profit (loss) from continuing operations before income tax							272
Income tax (expense) benefit							(105)
Profit (loss) from continuing operations							167

Earnings before interest and tax (“EBIT”) from continuing operations	227	65	566	358	133	(204)	1,145
Depreciation and amortization from continuing operations	57	65	92	223	269	1	707
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	284	130	658	581	402	(203)	1,852

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

	For the year ended December 31, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	284	130	658	581	402	(203)	1,852
Included in EBITDA:
Asset impairment charges, net of reversals	—	6	—	28	11	—	45
Non-cash change in multi-employer pension plan withdrawal liability	(10)	—	—	(1)	—	—	(11)
Non-cash pension expense, net of settlement gain	—	—	—	—	—	124	124
Operational process engineering-related consultancy costs	—	—	—	21	—	—	21
Related party management fee	—	—	—	—	—	40	40
Restructuring costs, net of reversals	1	5	—	31	12	—	49
Unrealized (gain) loss on derivatives	(3)	(2)	(8)	(7)	—	—	(20)
Other	(2)	(1)	—	9	(4)	1	3
Adjusted EBITDA from continuing operations	270	138	650	662	421	(38)	2,103
Segment assets (excluding intercompany balances)	1,130	1,195	4,047	4,797	4,489	1,296	16,954
Included in segment assets are:
Additions to property, plant and equipment	73	28	43	85	109	2	340
Additions to intangible assets	1	—	1	—	2	—	4
Segment liabilities (excluding intercompany balances)	411	254	808	1,215	1,028	12,281	15,997

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total external revenue
For the year ended December 31, 2016	9,006	620	462	383	164	11	10,646
For the year ended December 31, 2015	9,376	686	480	423	196	17	11,178
For the year ended December 31, 2014	9,586	756	536	499	272	17	11,666
Non-current assets
As of December 31, 2016	12,102	272	231	288	92	20	13,005
As of December 31, 2015	12,431	317	259	357	93	23	13,480

There was no revenue from external customers in New Zealand, where the Company is domiciled, for any years presented. There were no non-current assets in New Zealand as of December 31, 2016 or 2015.

Information about major customers

The Group had revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue. The revenue attributable to this customer during the year ended December 31, 2016 was $1,104 million and is reported in the Reynolds Consumer Products segment. The Group did not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue during the years ended December 31, 2015 and 2014.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Foodservice packaging	3,748	3,958	4,034
Food and beverage plastic containers	1,541	1,704	1,875
Waste and storage products	1,166	1,205	1,208
Cooking products	1,060	1,060	956
Caps and closures	928	982	1,128
Carton packaging	809	835	848
Non-food plastic containers	682	743	870
Tableware	710	704	714
Liquid packaging board	414	443	470
Paper products	357	375	394
Inter-segment eliminations	(769)	(831)	(831)
Total revenue	10,646	11,178	11,666

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2016	2015	2014
Asset impairment charges, net of reversals	(45)	(17)	(8)
Gain (loss) on sale of businesses and non-current assets	(4)	3	34
Insurance recoveries, net of costs incurred	—	—	77
Litigation settlement	—	—	18
Net foreign currency exchange gains (losses)	(10)	12	(2)
Non-cash change in provisions	—	—	9
Related party management fee (refer to note 21)	(40)	(59)	(31)
Strategic review costs	—	(2)	(18)
Unrealized gain (loss) on derivatives (refer to note 20)	18	114	(131)
Other	9	2	6
Net other income (expenses)	(72)	53	(46)

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
For the year ended December 31, 2016

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce indebtedness (refer to note 16 for additional information). In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2015, as confirmed by the assigned independent expert. An additional amount of up to €25 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal year 2016. Based upon the Group’s expectations of SIG at December 31, 2015 for fiscal year 2016, the Group determined that the amount recorded was impaired by approximately $16 million. As of December 31, 2016, a total of $10 million (€10 million) is recorded as a receivable in other current assets in the statements of financial position. The actual consideration ultimately collected may be different than this estimate.

Based on the sale proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,903 million in the prior year as detailed below:

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

The results of SIG have been presented as discontinued operations for all years presented. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Results of discontinued operations
Revenue	—	334	2,151
Expenses	—	(507)	(1,978)
Profit (loss) before income tax	—	(173)	173
Income tax expense	—	(6)	(68)
Profit (loss) from discontinued operations prior to gain on disposal	—	(179)	105
Gain (loss) on remeasurement or disposal	(6)	2,903	—
Tax expense on disposal	—	(52)	—
Gain (loss) on remeasurement or disposal, net of tax	(6)	2,851	—
Profit (loss) from discontinued operations	(6)	2,672	105

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	(7)	(16)	498
Net cash used in investing activities	—	(27)	(174)
Net cash used in financing activities	—	—	(2)
Net cash from (used in) discontinued operations	(7)	(43)	322

Assets held for sale, and liabilities directly associated with assets held for sale, as of December 31, 2016 include amounts associated with minor operations in Germany and other property, plant and equipment.

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,122 million for the year ended December 31, 2016 (2015: $2,061 million; 2014: $2,034 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits (including plans assumed), post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 17.

There were no personnel expenses recognized in discontinued operations in the statements of comprehensive income for the year ended December 31, 2016 (2015: $68 million; 2014: $373 million).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2016	2015	2014
Interest income	5	3	3
Interest income on related party loans (refer to note 21)	17	19	22
Net gain in fair value of derivatives	134	—	—
Net foreign currency exchange gain	13	—	—
Financial income	169	22	25
Interest expense:
Securitization Facility	(9)	(8)	(9)
Credit Agreement	(119)	(110)	(106)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	(26)	(57)	(107)
7.875% Senior Secured Notes due 2019	(27)	(64)	(118)
5.750% Senior Secured Notes due 2020	(186)	(186)	(187)
6.875% Senior Secured Notes due 2021	(65)	(69)	(69)
Floating Rate Senior Secured Notes due 2021	(16)	—	—
5.125% Senior Secured Notes due 2023	(41)	—	—
8.500% Senior Notes due 2018	(28)	(63)	(85)
9.000% Senior Notes due 2019	(28)	(73)	(135)
9.875% Senior Notes due 2019	(83)	(147)	(222)
8.250% Senior Notes due 2021	(75)	(82)	(82)
7.000% Senior Notes due 2024	(29)	—	—
2013 Notes:
5.625% Senior Notes due 2016	(30)	(36)	(37)
6.000% Senior Subordinated Notes due 2017	(18)	(35)	(35)
Pactiv Notes:
8.125% Debentures due 2017	(24)	(24)	(24)
6.400% Notes due 2018	(1)	(1)	(1)
7.950% Debentures due 2025	(22)	(22)	(22)
8.375% Debentures due 2027	(17)	(17)	(17)
Amortization of:
Transaction costs	(28)	(33)	(44)
Fair value adjustment of acquired notes	2	2	2
Embedded derivatives	8	9	11
Net loss in fair value of derivatives	—	(198)	(141)
Net foreign currency exchange loss	—	(32)	(35)
Loss on extinguishment of debt(a)(b)	(168)	(305)	—
Other	(12)	(11)	(11)
Financial expenses	(1,042)	(1,562)	(1,474)
Net financial expenses	(873)	(1,540)	(1,449)

(a)
The 2016 loss on extinguishment of debt includes $125 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes and senior notes using the proceeds from the issuance of the 5.125% Senior Secured Notes due 2023, the Floating Rate Senior Secured Notes due 2021 and the 7.000% Senior Notes due 2024, available cash and additional borrowings under the existing Securitization Facility. Also included is $43 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes.

(b)
The 2015 loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the 7.125% Senior Secured Notes due 2019 which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 16 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

10.    Income tax

	For the year ended December 31,
(In $ million)	2016	2015	2014
Current tax (expense) benefit
Current year	(123)	(89)	(61)
Adjustments for prior years	(1)	—	(3)
	(124)	(89)	(64)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	16	23	131
Recognition of previously unrecognized tax losses and temporary differences	—	10	7
Adjustments for prior years	3	(4)	(4)
	19	29	134
Income tax (expense) benefit	(105)	(60)	70

In addition to the above amounts, the Group has recognized tax expense of $45 million directly in other comprehensive income for the year ended December 31, 2016 (2015: $99 million tax expense; 2014: $274 million tax benefit).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2016	2015	2014
Profit (loss) from continuing operations before income tax	272	(294)	(475)
Income tax using the New Zealand tax rate of 28%	(76)	83	133
Effect of tax rates in foreign jurisdictions	(21)	(3)	36
Non-deductible expenses and permanent differences	(14)	(25)	(31)
Tax exempt income and income at a reduced tax rate	2	3	9
Currency translation (gain) loss	11	(14)	—
Domestic manufacturing deduction	13	—	—
Withholding tax	(5)	(6)	(7)
Capital loss	—	8	31
Write-off of deferred tax asset for losses previously recognized	—	(31)	—
Change in unrecognized tax losses and temporary differences	(15)	(66)	(102)
Tax on unremitted earnings	(1)	(7)	8
Over (under) provided in prior periods	2	(4)	(7)
Other	(1)	2	—
Total income tax (expense) benefit	(105)	(60)	70

10.2    Current tax assets and liabilities

Current tax assets of $21 million as of December 31, 2016 (2015: $19 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $46 million as of December 31, 2016 (2015: $90 million) represent the amount of income taxes payable with respect to current and prior years.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

10.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2015	(46)	(578)	(1,801)	549	297	404	231	(944)
Recognized in profit or loss	10	(7)	27	37	(182)	95	(9)	(29)
Recognized in equity	—	—	—	(99)	—	—	—	(99)
Other	3	2	11	3	(5)	2	8	24
Balance as of December 31, 2015	(33)	(583)	(1,763)	490	110	501	230	(1,048)
Recognized in profit or loss	(66)	26	46	47	(13)	61	(82)	19
Recognized in equity	—	—	—	(43)	—	—	(2)	(45)
Other	—	1	6	(2)	—	—	(5)	—
Balance as of December 31, 2016	(99)	(556)	(1,711)	492	97	562	141	(1,074)

	As of December 31,
(In $ million)	2016	2015
Included in the statement of financial position as:
Deferred tax assets - non-current	8	11
Deferred tax liabilities - non-current	(1,082)	(1,059)
Total recognized net deferred tax liabilities	(1,074)	(1,048)

10.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2016, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $30 million.

10.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2014	450	(38)	33	445
Additions and reversals	138	—	16	154
Recognition	(7)	(1)	(2)	(10)
Other	45	8	(9)	44
Balance as of December 31, 2015	626	(31)	38	633
Additions and reversals	18	(2)	11	27
Recognition	(120)	5	(10)	(125)
Other	(12)	(1)	12	(1)
Balance as of December 31, 2016	512	(29)	51	534

	As of December 31,
(In $ million)	2016	2015
Deductible (taxable) temporary differences	22	7
Tax losses	512	626
Total unrecognized deferred tax assets	534	633

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

11.    Trade and other receivables, net

	As of December 31,
(In $ million)	2016	2015
Trade receivables	976	1,037
Provision for impairment	(13)	(10)
Total trade receivables, net of provision for impairment	963	1,027
Related party receivables (refer to note 21)	10	7
Other receivables	78	61
Total current trade and other receivables, net	1,051	1,095
Related party receivables (refer to note 21)	330	307
Other receivables	22	29
Total non-current receivables	352	336

11.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2016	2015
Current	887	936
Past due 1 to 30 days	58	56
Past due 31 to 60 days	5	10
Past due 61 to 90 days	6	3
Past due more than 90 days	7	22
Balance at the end of the year	963	1,027

12.    Inventories

	As of December 31,
(In $ million)	2016	2015
Raw materials and consumables	331	326
Work in progress	163	149
Finished goods	654	657
Engineering and maintenance materials	115	149
Provision against inventories	(18)	(19)
Total inventories	1,245	1,262

During the year ended December 31, 2016, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $4.6 billion (2015: $5.3 billion; 2014: $5.5 billion).

During the year ended December 31, 2016, write-downs of inventories to net realizable value were $8 million (2015: $12 million; 2014: $11 million). Reversals of write-downs during 2016 were $2 million (2015: $2 million; 2014: $2 million). The inventory write-downs and reversals are included in cost of sales.

During the year ended December 31, 2016, there were no raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income (2015: $0.2 billion; 2014: $1.1 billion).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Finance leased assets	Total
As of December 31, 2016
Cost	168	888	4,862	226	28	6,172
Accumulated depreciation	—	(390)	(2,712)	—	(10)	(3,112)
Accumulated impairment losses	—	—	(50)	—	—	(50)
Carrying amount as of December 31, 2016	168	498	2,100	226	18	3,010
As of December 31, 2015
Cost	171	894	4,732	186	28	6,011
Accumulated depreciation	—	(355)	(2,430)	—	(8)	(2,793)
Accumulated impairment losses	—	(1)	(33)	—	—	(34)
Carrying amount as of December 31, 2015	171	538	2,269	186	20	3,184
Carrying amount as of January 1, 2016	171	538	2,269	186	20	3,184
Additions	—	—	—	340	—	340
Capitalization of borrowing costs	—	—	—	3	—	3
Disposals	—	(3)	(3)	—	—	(6)
Depreciation for the year	—	(51)	(392)	—	(2)	(445)
Impairment losses, net of reversals	—	(5)	(38)	(1)	—	(44)
Other transfers	(1)	24	273	(300)	—	(4)
Effect of movements in exchange rates	(2)	(5)	(9)	(2)	—	(18)
Carrying amount as of December 31, 2016	168	498	2,100	226	18	3,010
Carrying amount as of January 1, 2015	179	558	2,357	296	22	3,412
Additions	—	—	—	327	—	327
Capitalization of borrowing costs	—	—	—	5	—	5
Disposals	—	—	(8)	—	—	(8)
Depreciation for the year	—	(52)	(409)	—	(2)	(463)
Impairment losses, net of reversals	—	(1)	(13)	(3)	—	(17)
Other transfers	(3)	43	388	(431)	—	(3)
Effect of movements in exchange rates	(5)	(10)	(46)	(8)	—	(69)
Carrying amount as of December 31, 2015	171	538	2,269	186	20	3,184

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Cost of sales	436	452	504
Selling, marketing and distribution expenses	—	—	1
General and administration expenses	9	11	14
Discontinued operations	—	—	102
Total depreciation expense	445	463	621

During the year ended December 31, 2016, the Group incurred $44 million of impairment losses, net of reversals (2015: $17 million; 2014: $7 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 16 for details of security granted over property, plant and equipment and other assets.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2016
Cost	5,431	1,763	3,357	878	103	11,532
Accumulated amortization	—	(79)	(1,035)	(493)	(22)	(1,629)
Accumulated impairment losses	—	—	—	—	(1)	(1)
Carrying amount as of December 31, 2016	5,431	1,684	2,322	385	80	9,902
As of December 31, 2015
Cost	5,447	1,764	3,380	877	104	11,572
Accumulated amortization	—	(75)	(868)	(414)	(21)	(1,378)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192
Carrying amount as of January 1, 2016	5,447	1,689	2,512	463	81	10,192
Additions	—	—	—	2	2	4
Disposals	(5)	—	—	—	—	(5)
Amortization for the year	—	(5)	(174)	(80)	(3)	(262)
Impairment losses	(1)	—	(1)	—	—	(2)
Effect of movements in exchange rates	(10)	—	(15)	—	—	(25)
Carrying amount as of December 31, 2016	5,431	1,684	2,322	385	80	9,902
Carrying amount as of January 1, 2015	5,471	1,701	2,711	534	82	10,499
Additions	—	—	—	11	3	14
Amortization for the year	—	(12)	(154)	(81)	(4)	(251)
Effect of movements in exchange rates	(24)	—	(45)	(1)	—	(70)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192

During the year ended December 31, 2016, goodwill disposed of is attributable to the deconsolidation of the business that had a non-controlling interest.

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Cost of sales	41	42	42
General and administration expenses	221	209	237
Discontinued operations	—	—	10
Total amortization expense	262	251	289

During the year ended December 31, 2015, the Group recognized an $18 million benefit from a cumulative adjustment to correct for amortization expense related to customer relationships that was recorded in error since January 2012 at Pactiv Foodservice.

Refer to note 16 for details of security granted over the Group's intangible assets.

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

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

	As of December 31,
	2016			2015
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Evergreen	67	34	—	67	34	—
Closures	352	—	—	363	—	—
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,689	526	63	1,693	526	63
Graham Packaging	1,410	251	—	1,411	250	—
Total	5,431	1,661	63	5,447	1,660	63

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the 2016 Adjusted EBITDA or forecasted 2017 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2017 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2017 Adjusted EBITDA is subject to final review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2016 ranged between 7.5x and 10x. Costs to sell were estimated to be 1%-1.5% of the fair value of each segment depending on the magnitude of the fair value.

In connection with the goodwill impairment test, the Group determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.2 billion by approximately 5% (2015: 5%). A change of 3% in the forecasted EBITDA, forecasted cash flows or discount rate or a 1% change in the estimated earnings multiple for Graham Packaging could result in a goodwill impairment.

The estimated fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 7.9% was based on market factors and costs to sell were estimated to be 1.5% of the fair value of each asset.

During the year ended December 31, 2016, there was $1 million of impairment of indefinite life identifiable intangible assets and $1 million of impairment of goodwill (2015: none; 2014: none). It is reasonably possible that within the next 12 months, the Group could recognize goodwill or indefinite life identifiable intangible assets impairment charges in Graham Packaging if there are declines in profitability due to changes in sales volume, pricing, cost or the business environment. These changes could cause the Group to record impairment charges in future periods, which could be material.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

15.    Trade and other payables

	As of December 31,
(In $ million)	2016	2015
Trade payables	660	623
Accrued interest	151	198
Related party payables (refer to note 21)	60	53
Other payables and accrued expenses	311	331
Total current trade and other payables	1,182	1,205
Non-current payables	40	44

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

16.    Borrowings

As of December 31, 2016, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2016	2015
Securitization Facility	407	316
Credit Agreement	3,578	2,448
Reynolds Notes:
Reynolds Senior Secured Notes:
7.125% Senior Secured Notes due 2019	—	592
7.875% Senior Secured Notes due 2019	—	626
5.750% Senior Secured Notes due 2020	3,237	3,237
6.875% Senior Secured Notes due 2021	645	995
Floating Rate Senior Secured Notes due 2021	750	—
5.125% Senior Secured Notes due 2023	1,600	—
Reynolds Senior Notes:
8.500% Senior Notes due 2018	—	670
9.000% Senior Notes due 2019	—	613
9.875% Senior Notes due 2019	—	1,281
8.250% Senior Notes due 2021	345	995
7.000% Senior Notes due 2024	800	—
2013 Notes:
5.625% Senior Notes due 2016	—	642
6.000% Senior Subordinated Notes due 2017	—	590
Pactiv Notes:
8.125% Debentures due 2017	300	300
6.400% Notes due 2018	16	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Related party borrowings	1	1
Other borrowings	24	46
Total principal amount of borrowings	12,179	13,844
Transaction costs	(136)	(118)
Embedded derivatives	40	43
Original issue discounts, net of premiums	(12)	(7)
Carrying value	12,071	13,762

Current borrowings	746	977
Non-current borrowings	11,325	12,785
Total borrowings	12,071	13,762

16.1        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in U.S. dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the administrative agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. During the year ended December 31, 2016, interest was charged at 2.35% to 2.79%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

16.2        Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013, February 25, 2015, August 5, 2016 and October 4, 2016 (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of December 31, 2016 (in million)	Applicable interest rate as of December 31, 2016
Term Tranches
U.S. Term Loans	$	February 5, 2023	3,323	3,315	LIBOR floor of 1.000% + 3.250%
European Term Loans	€	February 5, 2023	250	249	EURIBOR floor of 0.000% + 3.750%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	67	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

On August 5, 2016, the Group amended and restated the Credit Agreement to, among other things, (i) reduce the applicable margin on the U.S. term loans by 25 basis points and increase the applicable margin on the European term loans by 25 basis points, (ii) reduce the EURIBOR floor on the European term loans by 100 basis points to 0.000%, (iii) restructure the revolving tranches into a $302 million facility and (iv) make certain other changes to the covenants contained in the Credit Agreement, including removing the quarterly financial ratio covenant for the Term Loan borrowings.

Also on August 5, 2016, the Group used the proceeds from the additional $250 million of 5.125% Senior Secured Notes due 2023 issued on August 1, 2016, together with the incurrence of the new Credit Agreement discussed above and available cash, to repay all amounts outstanding under the previous Credit Agreement and to pay transaction costs.

On October 7, 2016, the Group incurred $1,350 million of additional U.S. term loans under the Credit Agreement. The Group used the net proceeds, together with available cash, to repay all of the outstanding aggregate principal amount of 5.625% Senior Notes due 2016 and 9.875% Senior Notes due 2019, $500 million aggregate principal amount of 8.250% Senior Notes due 2021, $350 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 and to pay redemption premiums and transaction costs.

On February 25, 2015, the Group amended the Credit Agreement to, among other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales and (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the Reynolds Senior Secured Notes.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0.0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. During the year ended December 31, 2015, the borrowers made a prepayment of $64 million related to the prior year. No excess cash flow prepayments were due in 2016 for the year ended December 31, 2015 or will be due in 2017 for the year ended December 31, 2016.

The Credit Agreement contains customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Credit Agreement. The Group also has a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of the Group as of the last day of the most recently ended fiscal quarter of the Company for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of the Group for the period of four consecutive fiscal quarters of the Company for which financial statements are available, in each case calculated in accordance with the Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 5. If the Group is unable to meet the Guarantor Coverage Test, the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The Credit Agreement provides the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that the Group meets the Guarantor Coverage Test, the Group has the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below).

The Credit Agreement also contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant applies if the aggregate revolving credit exposure (excluding any exposure in respect of drawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total commitments under the revolving credit facility on such day.

Refer to note 28 for details regarding changes to the Credit Agreement subsequent to December 31, 2016.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

16.3        Reynolds Notes

The Group's borrowings as of December 31, 2016 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Maturity date	Interest payment dates
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
6.875% Senior Secured Notes due 2021	February 15, 2021	February 15 and August 15
8.250% Senior Notes due 2021	February 15, 2021	February 15 and August 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15; commencing January 15, 2017
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15; commencing January 15, 2017

(1)
The Floating Rate Senior Secured Notes due 2021 were issued at an issue price of 99.000% and have an interest rate equal to the three-month Dollar LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Noted due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

On June 27, 2016, the Group repurchased the following aggregate principal amounts pursuant to tender offers for certain of the Reynolds Notes:

•	$408 million of the 7.875% Senior Secured Notes due 2019;

•	$340 million of the 7.125% Senior Secured Notes due 2019;

•	$589 million of the 9.000% Senior Notes due 2019;

•	$663 million of the 8.500% Senior Notes due 2018; and

•	$691 million of the 9.875% Senior Notes due 2019.
The tender offers subsequently closed on July 12, 2016. No further notes were purchased in the period between June 27, 2016 and July 12, 2016.
Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the Reynolds Notes referred to below and the relevant indentures:

•
$218 million of the 7.875% Senior Secured Notes due 2019 which were redeemed on August 15, 2016 at a redemption price of 101.969% of the principal amount thereof, plus interest until the redemption date;

•	$252 million of the 7.125% Senior Secured Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date;

•	$24 million of the 9.000% Senior Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date; and

•	$7 million of the 8.500% Senior Notes due 2018 which were redeemed on July 27, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date.
On October 7, 2016, the Group repurchased the following aggregate principal amounts of the Reynolds Notes:

•	$350 million of the 6.875% Senior Secured Notes due 2021;

•	$590 million of the 9.875% Senior Notes due 2019; and

•	$500 million of the 8.250% Senior Notes due 2021.
On November 25, 2016, the Group repaid an additional $150 million aggregate principal amount of 8.25% Senior Notes due 2021 at a redemption price of 104.125%, plus accrued and unpaid interest.

On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 5.625% Senior Notes due 2016.
On April 16, 2015, the Group redeemed $218 million of the 7.125% Senior Secured Notes due 2019 at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Refer to note 9 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.
Refer to note 28 for details regarding changes to certain of the Reynolds Notes subsequent to December 31, 2016.

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

Reynolds Notes indentures restrictions

The respective indentures governing the Reynolds Notes all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Reynolds Notes.

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

Under the respective indentures governing the Reynolds Notes in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Notes Issuers to repurchase the Reynolds Notes at a premium.

16.4         2013 Notes

On June 27, 2016, the Group repurchased $538 million aggregate principal amount of the 6.000% Senior Subordinated Notes due 2017 pursuant to a tender offer for the notes. Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the indenture for the remaining $52 million of the 6.000% Senior Subordinated Notes due 2017 which were redeemed on July 27, 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest.

On October 30, 2016, the Group repurchased all of the remaining 5.625% Senior Notes due 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest.

16.5    Pactiv Notes

As of December 31, 2016, the Group had outstanding the following notes and debentures (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC:

	Maturity date	Semi-annual interest payment dates
8.125% Debentures due 2017	June 15, 2017	June 15 and December 15
6.400% Notes due 2018	January 15, 2018	January 15 and July 15
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

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

The 8.125% Debentures due 2017, the 6.400% Notes due 2018 and the 8.375% Debentures due 2027 may be redeemed at any time at the Group's option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

16.6     Other borrowings

As of December 31, 2016, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2016, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2016 also included finance lease obligations of $23 million (2015: $25 million).

17.    Employee benefits

17.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2016	2015
Salaries and wages accrued	185	155
Provision for annual leave	37	41
Provision for other employee benefits	40	28
Provision for exit from multi-employer pension plans	73	86
Defined benefit obligations:
Pension benefits	970	967
Post-employment medical benefits	105	111
Total employee benefits liabilities	1,410	1,388
Current	248	212
Non-current	1,162	1,176
Total employee benefits liabilities	1,410	1,388

Included in liabilities directly associated with assets held for sale at December 31, 2016 is $18 million of employee benefits liabilities.

17.2    Pension benefits

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
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 91% (2015: 95%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2016, the Pactiv Retirement Plan was underfunded by $832 million.

On November 8, 2016, the Group entered into an agreement with the U.S. Pension Benefit Guaranty Corporation (the “PBGC”) whereby the PBGC agreed not to assert a termination liability against the Group in relation to three defined benefit pension plans of UCI Holdings Limited (the “UCI Pension Plans”) in return for Pactiv LLC, a member of the Group, becoming the sponsor of the UCI Pension Plans. UCI Holdings Limited was a former member of the Group's "controlled group," as defined by the PBGC. This agreement became effective on December 30, 2016, resulting in the recognition of a net liability of $65 million, comprising plan assets of $213 million and actuarially determined plan liabilities of $278 million. The expected 2017 cash contributions associated with the UCI Pension Plans are estimated at $2 million.

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. The Group expects to make contributions to

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

the Pactiv Retirement Plan of $27 million in 2017. Expected contributions during the year ending December 31, 2017 for all other defined benefit plans are estimated to be up to $8 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2016	2015	2016	2015	2016	2015
Balance as of January 1	4,899	5,926	(3,932)	(4,773)	967	1,153
Included in profit or loss:
Current service cost	10	14	—	—	10	14
Interest cost (income)	206	206	(165)	(161)	41	45
Administrative expenses	—	—	32	27	32	27
Settlement (gain)	(7)	—	—	—	(7)	—
Assumption of UCI pension plans	278	—	(213)	—	65	—
Total expense (income) recognized in profit or loss	487	220	(346)	(134)	141	86
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(91)	(95)	—	—	(91)	(95)
Financial assumptions	138	(190)	—	—	138	(190)
Return on plan assets, excluding interest income	—	—	(160)	32	(160)	32
Total remeasurement (gains) losses	47	(285)	(160)	32	(113)	(253)
Other movements:
Contributions by the Group	—	—	(7)	(14)	(7)	(14)
Benefits paid by the plans	(352)	(300)	352	300	—	—
Business disposals	—	(657)	—	648	—	(9)
Effect of movements in exchange rates	(5)	(5)	2	9	(3)	4
Total other movements	(357)	(962)	347	943	(10)	(19)
Balance as of December 31	5,076	4,899	(4,091)	(3,932)	985	967

Comprised of:
Pactiv Retirement Plan	4,616	4,635	(3,784)	(3,770)	832	865
Other plans	445	264	(307)	(162)	138	102
	5,061	4,899	(4,091)	(3,932)	970	967
Plans associated with assets held for sale	15	—	—	—	15	—
Balance as of December 31	5,076	4,899	(4,091)	(3,932)	985	967

Comprised of:
Funded plans					925	904
Plans associated with assets held for sale					15	—
Unfunded plans					45	63
Total net pension benefits liability					985	967

Included in the statements of financial position as:
Employee benefits liabilities					970	967
Liabilities directly associated with assets held for sale					15	—
Total net pension benefits liability					985	967

The Group's pension plans had a weighted average duration of 10 years (2015: 10 years).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

For the year ended December 31, 2014, the Group recognized remeasurement losses of $704 million directly in other comprehensive income. The losses were comprised of $421 million of losses from changes in demographic assumptions and $412 million of losses from changes in financial assumptions, partially offset by $129 million from gains on plan assets, excluding interest.

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Cost of sales	14	15	14
General and administration expenses	127	69	33
Total plan net expense from continuing operations	141	84	47
Discontinued operations	—	2	11
Total plan net expense	141	86	58

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2014 was comprised of current service cost of $20 million, administrative expense of $18 million and interest expense of $221 million, partially offset by interest income of $201 million.

During the year ended December 31, 2016, the plan net expense of the Pactiv Retirement Plan was $63 million (2015: $65 million; 2014: $31 million).

During the year ended December 31, 2016, the Pactiv Retirement Plan settled retirement benefits with certain vested members through a voluntary lump-sum buyout of their benefits, resulting in the payment of $43 million to those who elected to receive the buyout and a settlement gain of $7 million which is included in the plan expense for 2016.

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2016	2015
Equity instruments	2,818	2,511
Debt instruments	649	622
Property	447	312
Other	177	487
Total plan assets	4,091	3,932

Approximately 93% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) $2,615 million of exposure to equity markets, which includes exposure to $1,823 million of U.S. equities held through a combination of listed equities and equity index derivatives, and exposure to approximately $563 million of non-U.S. equities held through unlisted index funds; (ii) $597 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $409 million of exposure to property held through unlisted commingled funds.

Included in the value of the Pactiv Retirement Plan equity instruments is approximately $900 million of cash and short-term investments, including short-term government bonds, reflecting the amounts set aside for the notional value of the equity instruments underlying the derivatives.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2016 and 2015, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2016	2015	2014
Discount rates at December 31	0.6% - 8.0%	0.8% - 7.3%	0.7% - 7.0%
Future salary increases	0.0% - 7.0%	0.0% - 7.0%	0.0% - 7.0%
Future pension increases	0.0% - 3.7%	0.0% - 4.0%	0.0% - 4.0%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2016 and 2015 was 4.1% and 4.4%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2016 for 2016 and projection scale MP-2015 for 2015.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	(7)	6
Effect on the defined benefit obligation	(254)	278

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

17.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 7.0% for the year ended December 31, 2016 and 8.0% for the years ended December 31, 2015 and 2014.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2016 for 2016 and projection scale MP-2015 for 2015.

The Group expects to contribute $6 million to the post-employment medical benefit plans during the annual period ending December 31, 2017.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2016	2015
Liability for post-employment medical obligations as of the beginning of the year	111	122
Included in profit or loss:
Current service cost	1	2
Interest cost	4	5
Total expense recognized in profit or loss	5	7
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(7)	(11)
Actuarial (gains) losses from changes in financial assumptions	2	(2)
Total remeasurement (gains) losses	(5)	(13)
Other movements:
Benefits paid by the plans	(6)	(5)
Total other movements	(6)	(5)
Liability for post-employment medical obligations as of the end of the year	105	111

For the year ended December 31, 2014, the Group recognized benefit plan expense of $5 million related to post-employment medical obligations. The benefit plan expense was comprised of $2 million of current service cost and $5 million of interest cost, offset by a gain from past service cost of $2 million.

For the year ended December 31, 2014, the Group recognized a remeasurement loss of $10 million directly in other comprehensive income. The loss was comprised of $7 million from changes in financial assumptions and $3 million from changes in demographic assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	2	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one-half percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	(6)	6
17.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2016, the Group recorded expense of $62 million (2015: $62 million; 2014: $55 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

17.5    Multi-employer plans

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
The most significant of the multi-employer pension plans in which the Group participated was the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participated. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. In December 2016, the Group and PIUMPF formally agreed and signed a Settlement Agreement and Release, which settles all prior matters relating to the pension withdrawal liability. The Group and PIUMPF agreed to a settlement of $88 million, which was less than the previously-notified funding obligation, to be paid over 20 years reduced by amounts previously paid in 2015 and 2014. As a result, the Group has a liability of $63 million as of December 31, 2016 ($78 million as of December 31, 2015) for the present value of such future payments. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 14, 2017, the Group has not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has a withdrawal liability of $9 million for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of approximately $4 million annually over the next 19 years.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

18.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2015	39	7	43	37	126
Provisions made	1	40	20	10	71
Provisions used	(1)	(20)	(16)	(19)	(56)
Provisions reversed	—	—	—	(2)	(2)
Other transfers	—	3	—	(2)	1
Balance as of December 31, 2016	39	30	47	24	140
Current	1	24	29	11	65
Non-current	38	6	18	13	75
Total provisions as of December 31, 2016	39	30	47	24	140
Current	2	6	26	21	55
Non-current	37	1	17	16	71
Total provisions as of December 31, 2015	39	7	43	37	126

Other provisions

Other provisions as of December 31, 2016 included $7 million of environmental remediation programs (2015: $8 million) and $3 million of onerous leases (2015: $6 million). Other provisions as of December 31, 2015 also included a $12 million indemnification reserve.

19.    Equity

19.1    Share capital

The reported share capital balance as of December 31, 2016 is that of the Company.

Further information regarding Reynolds Group Holdings Limited's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2016	2015	2014
Balance at the beginning of the year	71,500,004	71,500,004	111,000,004
Repurchase of shares	—	—	(39,500,000)
Balance at the end of the year	71,500,004	71,500,004	71,500,004

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

19.2    Dividends

There were no dividends declared or paid by the Company during any years presented.

19.3    Capital management

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
For the year ended December 31, 2016

20.    Financial risk management

20.1    Overview

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

20.2    Market risk

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

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2016:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency forwards	Sell	CA$	95,945,000		$1.3146 - 1.3558	Jan 2017 - Sep 2017

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2016, the Group recognized an unrealized loss of $4 million (2015: unrealized gain of $2 million; 2014: unrealized gain of $3 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2016, the Group recognized a realized loss of $6 million (2015: realized gain of $14 million; 2014: realized gain of $1 million) as a component of net other income (expenses) in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2016, would have resulted in no change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

The Group is exposed to foreign currency exchange risk on certain intercompany borrowings between certain of its entities with different functional currencies.
The Group is also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €25 million related to the sale of SIG.

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
For the year ended December 31, 2016

The Group has adopted a policy to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2016
Fixed rate instruments
Borrowings	(7,444)	(304)	(21)	(4,232)	(2,887)
Total fixed rate instruments	(7,444)	(304)	(21)	(4,232)	(2,887)
Floating rate instruments
Cash and cash equivalents	932	932	—	—	—
Related party receivables	330	330	—	—	—
Borrowings	(4,735)	(4,735)	—	—	—
Total floating rate instruments	(3,473)	(3,473)	—	—	—
Total	(10,917)	(3,777)	(21)	(4,232)	(2,887)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Fixed rate instruments
Borrowings	(11,079)	(665)	(1,582)	(6,353)	(2,479)
Total fixed rate instruments	(11,079)	(665)	(1,582)	(6,353)	(2,479)
Floating rate instruments
Cash and cash equivalents	1,977	1,977	—	—	—
Related party receivables	307	307	—	—	—
Borrowings	(2,765)	(2,765)	—	—	—
Total floating rate instruments	(481)	(481)	—	—	—
Total	(11,560)	(1,146)	(1,582)	(6,353)	(2,479)

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

The underlying rate for the Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2016, the three-month Dollar LIBO Rate was 0.88%. In July 2016, the Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for the Credit Agreement are the one-month LIBOR and EURIBOR, which as of December 31, 2016 were 0.77% and (0.37)%, respectively. Based on the Group's outstanding debt commitments as of December 31, 2016, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $26 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Credit Agreement.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

The interest rate on the Securitization Facility as of December 31, 2016 was 2.79%. Based on the Group's outstanding debt commitments under our Securitization Facility as of December 31, 2016, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

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

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2016:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	7,800	JPY 35,000 - JPY 38,900	Jan 2017 - Dec 2017
Aluminum swaps	metric tonne	38,979	$1,563 - $2,159	Jan 2017 - Dec 2018*
Aluminum Midwest Premium swaps	pound	43,218,432	$0.07 - $0.10	Jan 2017 - Dec 2018*
Natural gas swaps	million BTU	2,873,789	$2.20 - $3.30	Jan 2017 - Dec 2017
Ethylene swaps	pound	2,152,533	$0.32 - $0.32	Jan 2017 - Apr 2017
Paraxylene swaps	pound	944,827	$0.43 - $0.44	Jan 2017 - Mar 2017
Polymer-grade propylene swaps	pound	27,897,660	$0.35 - $0.46	Jan 2017 - Jun 2017
Benzene swaps	U.S. liquid gallon	11,090,156	$2.20 - $2.60	Feb 2017 - Sep 2017
Diesel swaps	U.S. liquid gallon	5,291,262	$2.30 - $2.63	Jan 2017 - Dec 2017
Low-density polyethylene swaps	pound	12,000,000	$0.81 - $0.81	Jan 2017 - Dec 2017

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2018.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2016, the Group recognized an unrealized gain of $22 million (2015: unrealized gain of $112 million; 2014: unrealized loss of $134 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2016, the Group recognized a realized loss of $17 million (2015: realized loss of $182 million; 2014: realized loss of $2 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2016, would have resulted in no change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

20.3    Credit risk

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
For the year ended December 31, 2016

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

20.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

As discussed above, in July 2016, the Group entered into an interest rate swap to mitigate interest rate risk exposure associated with the Floating Rate Senior Secured Notes due 2021. As of December 31, 2016, the interest rate swap had a fair value of $23 million.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12-month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2016, the Group had $932 million of cash and cash equivalents on hand.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2016, the Group had undrawn lines of credit under the revolving facilities of the Credit Agreement totaling $235 million. In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2016
Non-derivative financial liabilities
Trade and other payables	(1,182)	(1,031)	(1,031)	—	—	—
Borrowings, including interest	(12,071)	(15,730)	(1,392)	(1,335)	(6,056)	(6,947)
	(13,253)	(16,761)	(2,423)	(1,335)	(6,056)	(6,947)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	5	7	7	—	—	—
Outflows	—	(2)	(2)	—	—	—
	5	5	5	—	—	—
Total	(13,248)	(16,756)	(2,418)	(1,335)	(6,056)	(6,947)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Non-derivative financial liabilities
Trade and other payables	(1,205)	(1,007)	(1,007)	—	—	—
Borrowings, including interest	(13,762)	(17,686)	(1,910)	(5,667)	(7,331)	(2,778)
	(14,967)	(18,693)	(2,917)	(5,667)	(7,331)	(2,778)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	—	7	7	—	—	—
Outflows	(13)	(20)	(20)	—	—	—
	(13)	(13)	(13)	—	—	—
Total	(14,980)	(18,706)	(2,930)	(5,667)	(7,331)	(2,778)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

20.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2016
Assets
Cash and cash equivalents	—	932	—	932	932
Current and non-current receivables	—	1,403	—	1,403	1,403
Derivative financial assets:
Commodity derivatives	6	—	—	6	6
Foreign currency derivatives	1	—	—	1	1
Interest rate swap derivatives	24	—	—	24	24
Embedded derivatives	233	—	—	233	233
Total assets	264	2,335	—	2,599	2,599
Liabilities
Trade and other payables	—	—	(1,182)	(1,182)	(1,182)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity derivatives	(2)	—	—	(2)	(2)
Interest rate swap derivatives	(1)	—	—	(1)	(1)
Borrowings	—	—	(12,071)	(12,071)	(12,455)
Total liabilities	(3)	—	(13,293)	(13,296)	(13,680)

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2015
Assets
Cash and cash equivalents	—	1,977	—	1,977	1,977
Current and non-current receivables	—	1,431	—	1,431	1,431
Derivative financial assets:
Commodity derivatives	1	—	—	1	1
Foreign currency derivatives	6	—	—	6	6
Embedded derivatives	99	—	—	99	99
Total assets	106	3,408	—	3,514	3,514
Liabilities
Trade and other payables	—	—	(1,205)	(1,205)	(1,205)
Non-current payables	—	—	(44)	(44)	(44)
Derivative financial liabilities:
Commodity derivatives	(19)	—	—	(19)	(19)
Foreign currency derivatives	(1)	—	—	(1)	(1)
Borrowings	—	—	(13,762)	(13,762)	(13,890)
Total liabilities	(20)	—	(15,011)	(15,031)	(15,159)

The methods used in determining fair values of financial instruments are disclosed in note 3.3 and note 3.4.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

20.6    Fair value measurements recognized in the statement of comprehensive income

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	4	—	4
Foreign currency derivatives, net	—	1	—	1
Interest rate swap derivatives, net	—	23	—	23
Embedded derivatives	—	233	—	233
Total	—	261	—	261

As of December 31, 2015
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(18)	—	(18)
Foreign currency derivatives, net	—	5	—	5
Embedded derivatives	—	99	—	99
Total	—	86	—	86

There were no transfers between any levels during the years ended December 31, 2016 and 2015. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

21.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Short-term employee benefits	17	11	11
Long-term employee benefits	4	—	1
Total compensation expense to key management personnel	21	11	12

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2016, 2015 and 2014.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2016	2015	2014	2016	2015
Balances and transactions with immediate and ultimate parent entities
Included in trade and other payables				—	—
Tax loss transfer	(16)	—	—
Included in borrowings(a)				(1)	(1)

Balances and transactions with joint ventures
Included in trade and other receivables, net				9	6
Sale of goods and services(b)(c)	24	52	196

Balances and transactions with Rank Group Limited
Included in related party and other non-current receivables(d)				330	307
Interest income	17	19	22
Included in trade and other payables				(59)	(52)
Recharges(e)	(7)	(17)	(11)
Management fee(f)	(47)	(65)	(39)
Tax loss transfer	(4)	(5)	—

Balances and transactions with Rank Group North America Inc.
Included in trade and other receivables, net				—	1
Recharges	4	5	6
Included in trade and other payables				—	—
Recharges	(15)	(15)	(17)

Balances and transactions with other related parties
Included in trade and other receivables, net				1	—
Sale of goods(g)	—	1	4
Recharges	3	1	2
Included in trade and other payables				(1)	(1)
Purchase of goods(c)	—	—	(39)
Tax loss transfer	—	—	(2)

(a)	The borrowing due to the Company's ultimate parent is non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)	Includes related party transactions entered into by SIG before its sale in March 2015.

(d)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the lender. During the year ended December 31, 2016, interest was charged at 5.31% to 5.78% (2015: 6.21% to 6.92%; 2014: 6.22% to 6.95%). The advance is unsecured and repayable on demand. This loan is subordinated on terms such that, unless otherwise permitted, no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(e)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These charges are for various costs incurred including services provided, financing and other activities.

(f)
The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. During the year ended December 31, 2016, the Group entered into a services agreement with Rank Group Limited. Rank Group Limited charged the Group a Management Fee of $30 million during the year ended December 31, 2016 in relation to the 2015 financial year. Also during the year ended December 31, 2016, Rank Group Limited charged the Group a Management Fee of $15 million in relation to the 2009 and 2010 financial years, of which $8 million was included in continuing operations with the remainder included in discontinued operations. During the years ended December 31, 2015 and 2014, Rank Group Limited charged the Group a Management Fee of $35 million and $39 million, of which $29 million and $31 million was included in continuing operations with the remainder included in discontinued operations, in relation to the 2014 and 2013 financial years, respectively. In addition, the Group has accrued $32 million in 2016 in respect of an expected management fee related to the 2016 financial year.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

(g)	Includes transactions with an entity sold to a non-related party in December 2014 while under common ownership.

22.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2016	2015	2016

Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.R.L.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A. (in liquidation) (a)	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited (in liquidation)(a)	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd. (c)	Dec-31	China	—	51	—
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Techne Machineries Foshan Ltd	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador, S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company Oy	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (d)	Dec-31	Germany	—	100	—
Pactiv-Omni Germany Holdings GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) I S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) II S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesorìa en Plastico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closure Systems International Nepal Private Limited	Jul-31	Nepal	100	100	100
BPTE B.V. (d)	Dec-31	Netherlands	—	100	—
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland Sp. z o.o.	Dec-31	Poland	100	100	100
Omni Pac Poland Sp. z o.o.(d)	Dec-31	Poland	—	100	—
CSI Vostok Limited Liability Company (in liquidation) (a)	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi	Dec-31	Turkey	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Ivex Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited(d)	Jun-30	United Kingdom	—	100	—
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited(d)	Dec-31	United Kingdom	—	100	—
Reynolds Subco (UK) Limited(d)	Dec-31	United Kingdom	—	100	—
The Baldwin Group Limited(d)	Jun-30	United Kingdom	—	100	—
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc.(d)	Dec-31	U.S.A.	—	100	—
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GEC Packaging Technologies LLC (e)	Dec 31	U.S.A.	100	—	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics Inc.	Dec-31	U.S.A.	100	100	100
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A. (in liquidation)(a)	Dec-31	Venezuela	100	100	100

(a)	In voluntary liquidation/strike off.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Sold during the year.

(d)	Voluntarily liquidated/deregistered/dissolved during the year.

(e)	Incorporated during the year.

23.    Business combinations

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

24.    Operating leases

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2016	2015
Less than one year	103	100
Between 1 and 5 years	239	213
More than 5 years	76	65
Total	418	378

During the year ended December 31, 2016, $114 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2015: $124 million; 2014: $131 million).

25.    Capital commitments

As of December 31, 2016, the Group had entered into contracts to incur capital expenditures of $95 million (2015: $62 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

26.    Contingencies

Management fee

During the year ended December 31, 2016, Rank Group Limited charged the Group a Management Fee of $15 million in relation to the 2009 and 2010 financial years, of which $8 million was included in continuing operations with the remainder included in discontinued operations. However, the Credit Agreement permits the Group to pay a Management Fee of up to $37 million in respect of the years ended December 31, 2010 and 2009. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 16 for additional information).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2016, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2016, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
27.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 16).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of December 31, 2016 and 2015 and the related statements of comprehensive income and cash flows for each of the years ended December 31, 2016, 2015 and 2014 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 16);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income and consolidating statements of cash flows for the years ended December 31, 2016, 2015 and 2014 and the condensed consolidating statements of financial position as of December 31, 2016 and 2015 reflect the current guarantor structure of the Group.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Condensed consolidating statement of comprehensive income

	For the year ended December 31, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	9,386	1,446	(186)	10,646
Cost of sales	—	—	(7,224)	(1,221)	186	(8,259)
Gross profit	—	—	2,162	225	—	2,387
Net other income (expenses) and share of equity method earnings, net of income tax	151	—	130	(64)	(289)	(72)
Selling, marketing and distribution expenses	—	—	(281)	(34)	—	(315)
General and administration expenses	—	—	(779)	(76)	—	(855)
Profit (loss) from operating activities	151	—	1,232	51	(289)	1,145
Financial income	17	813	29	58	(748)	169
Financial expenses	—	(724)	(1,041)	(25)	748	(1,042)
Net financial income (expenses)	17	89	(1,012)	33	—	(873)
Profit (loss) from continuing operations before income tax	168	89	220	84	(289)	272
Income tax (expense) benefit	(3)	(33)	(43)	(26)	—	(105)
Profit (loss) from continuing operations	165	56	177	58	(289)	167
Profit (loss) from discontinued operations, net of income tax	(6)	—	1	—	(1)	(6)
Profit (loss) for the year	159	56	178	58	(290)	161
Total other comprehensive income (loss), net of income tax	8	—	4	(85)	81	8
Total comprehensive income (loss) for the year	167	56	182	(27)	(209)	169

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	165	56	177	56	(289)	165
Equity holder of the Group - discontinued operations	(6)	—	1	—	(1)	(6)
Non-controlling interests	—	—	—	2	—	2
	159	56	178	58	(290)	161

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	173	56	181	(29)	(208)	173
Equity holder of the Group - discontinued operations	(6)	—	1	—	(1)	(6)
Non-controlling interests	—	—	—	2	—	2
	167	56	182	(27)	(209)	169

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Condensed consolidating statement of financial position

	As of December 31, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	757	175	—	932
Trade and other receivables, net	6	—	152	893	—	1,051
Inventories	—	—	1,090	155	—	1,245
Inter-group receivables	—	332	21	2	(355)	—
Assets held for sale	—	—	4	22	—	26
Other assets	—	—	57	21	—	78
Total current assets	6	332	2,081	1,268	(355)	3,332
Investments in subsidiaries	710	—	907	—	(1,617)	—
Property, plant and equipment	—	—	2,626	384	—	3,010
Intangible assets	—	—	9,556	346	—	9,902
Inter-group receivables	13	7,266	1,059	128	(8,466)	—
Other assets	330	258	85	37	—	710
Total non-current assets	1,053	7,524	14,233	895	(10,083)	13,622
Total assets	1,059	7,856	16,314	2,163	(10,438)	16,954
Liabilities
Trade and other payables	60	144	785	193	—	1,182
Borrowings	1	—	338	407	—	746
Inter-group payables	—	1	337	20	(358)	—
Liabilities directly associated with assets held for sale	—	—	—	23	—	23
Other liabilities	5	1	314	42	—	362
Total current liabilities	66	146	1,774	685	(358)	2,313
Borrowings	—	7,332	3,992	1	—	11,325
Inter-group liabilities	45	272	7,637	509	(8,463)	—
Other liabilities	—	81	2,201	77	—	2,359
Total non-current liabilities	45	7,685	13,830	587	(8,463)	13,684
Total liabilities	111	7,831	15,604	1,272	(8,821)	15,997
Net assets	948	25	710	891	(1,617)	957
Equity
Equity attributable to equity holder of the Group	948	25	710	882	(1,617)	948
Non-controlling interests	—	—	—	9	—	9
Total equity	948	25	710	891	(1,617)	957

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Condensed consolidating statement of cash flows

	For the year ended December 31, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(46)	(727)	1,132	68	449	876

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(286)	(38)	—	(324)
Proceeds from sale of property, plant and equipment and other assets	—	—	10	3	—	13
Disposal of businesses, net of cash disposed	—	—	149	—	—	149
Net related party advances (repayments)	—	1,811	(38)	4	(1,777)	—
Related party interest received	—	450	4	—	(449)	5
Net cash from (used in) investing activities	—	2,261	(161)	(31)	(2,226)	(157)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	3,152	1,348	206	—	4,706
Repayment of borrowings	—	(4,774)	(1,450)	(115)	—	(6,339)
Net related party borrowings (repayments)	45	122	(1,824)	(120)	1,777	—
Payment of debt transaction costs	—	(34)	(76)		—	(110)
Other	—	—	(5)	(1)	—	(6)
Net cash from (used in) financing activities	45	(1,534)	(2,007)	(30)	1,777	(1,749)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Condensed consolidating statement of comprehensive income

	For the year ended December 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	9,795	1,594	(211)	11,178
Cost of sales	—	—	(7,825)	(1,364)	211	(8,978)
Gross profit	—	—	1,970	230	—	2,200
Net other income (expenses) and share of equity method earnings, net of income tax	(358)	—	110	(15)	316	53
Selling, marketing and distribution expenses	—	—	(228)	(34)	—	(262)
General and administration expenses	—	—	(668)	(77)	—	(745)
Profit (loss) from operating activities	(358)	—	1,184	104	316	1,246
Financial income	19	1,074	18	72	(1,161)	22
Financial expenses	(15)	(1,238)	(1,433)	(37)	1,161	(1,562)
Net financial income (expenses)	4	(164)	(1,415)	35	—	(1,540)
Profit (loss) from continuing operations before income tax	(354)	(164)	(231)	139	316	(294)
Income tax (expense) benefit	(2)	43	(68)	(33)	—	(60)
Profit (loss) from continuing operations	(356)	(121)	(299)	106	316	(354)
Profit (loss) from discontinued operations, net of income tax	2,672	—	2,678	4	(2,682)	2,672
Profit (loss) for the year	2,316	(121)	2,379	110	(2,366)	2,318
Total other comprehensive income (loss), net of income tax	(391)	—	(369)	(125)	494	(391)
Total comprehensive income (loss) for the year	1,925	(121)	2,010	(15)	(1,872)	1,927

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	(356)	(121)	(299)	104	316	(356)
Equity holder of the Group - discontinued operations	2,672	—	2,678	4	(2,682)	2,672
Non-controlling interests	—	—	—	2	—	2
	2,316	(121)	2,379	110	(2,366)	2,318

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(326)	(121)	(247)	(13)	381	(326)
Equity holder of the Group - discontinued operations	2,251	—	2,257	(4)	(2,253)	2,251
Non-controlling interests	—	—	—	2	—	2
	1,925	(121)	2,010	(15)	(1,872)	1,927

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Condensed consolidating statement of financial position

	As of December 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	1	—	1,793	183	—	1,977
Trade and other receivables, net	5	—	149	941	—	1,095
Inventories	—	—	1,081	181	—	1,262
Inter-group receivables	—	223	17	1	(241)	—
Assets held for sale	—	—	1	—	—	1
Other assets	—	—	212	18	—	230
Total current assets	6	223	3,253	1,324	(241)	4,565
Investments in subsidiaries	529	—	1,047	—	(1,576)	—
Property, plant and equipment	—	—	2,724	460	—	3,184
Intangible assets	—	—	9,725	467	—	10,192
Inter-group receivables	—	8,954	903	140	(9,997)	—
Other assets	307	99	95	49	—	550
Total non-current assets	836	9,053	14,494	1,116	(11,573)	13,926
Total assets	842	9,276	17,747	2,440	(11,814)	18,491
Liabilities
Trade and other payables	53	188	754	210	—	1,205
Borrowings	1	—	642	334	—	977
Inter-group payables	—	—	224	17	(241)	—
Other liabilities	7	—	323	47	—	377
Total current liabilities	61	188	1,943	608	(241)	2,559
Borrowings	—	8,938	3,845	2	—	12,785
Inter-group liabilities	—	132	9,245	620	(9,997)	—
Other liabilities	—	48	2,185	117	—	2,350
Total non-current liabilities	—	9,118	15,275	739	(9,997)	15,135
Total liabilities	61	9,306	17,218	1,347	(10,238)	17,694
Net assets	781	(30)	529	1,093	(1,576)	797
Equity
Equity attributable to equity holder of the Group	781	(30)	529	1,077	(1,576)	781
Non-controlling interests	—	—	—	16	—	16
Total equity	781	(30)	529	1,093	(1,576)	797

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Condensed consolidating statement of cash flows

	For the year ended December 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(41)	(800)	698	(26)	823	654

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(323)	(58)	—	(381)
Purchases of short-term investments	—	—	(200)	—	—	(200)
Proceeds from sale of short-term investments	—	—	200	—	—	200
Proceeds from sale of property, plant and equipment and other assets	—	—	23	—	—	23
Proceeds from insurance claims	—	—	26	—	—	26
Disposal of businesses, net of cash disposed	—	—	4,168	(20)	—	4,148
Net related party advances (repayments)	—	4,010	(9)	12	(4,013)	—
Proceeds from intercompany share repurchase	41	—	—	—	(41)	—
Intercompany capital injection	—	—	(7)	—	7	—
Related party interest received	—	803	14	6	(823)	—
Other	—	—	3	1	—	4
Net cash from (used in) investing activities	41	4,813	3,895	(59)	(4,870)	3,820

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	150	—	150
Repayment of borrowings	—	(3,982)	(72)	(228)	—	(4,282)
Net related party borrowings (repayments)	—	(30)	(4,022)	39	4,013	—
Payment of debt transaction costs	—	—	(15)	—	—	(15)
Payment for intercompany share repurchase	—	—	(41)	—	41	—
Proceeds from intercompany capital injection	—	—	—	7	(7)	—
Other	—	—	(4)	(5)	—	(9)
Net cash from (used in) financing activities	—	(4,012)	(4,154)	(37)	4,047	(4,156)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Condensed consolidating statement of comprehensive income

	For the year ended December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	10,014	1,880	(228)	11,666
Cost of sales	—	—	(8,233)	(1,645)	228	(9,650)
Gross profit	—	—	1,781	235	—	2,016
Net other income (expenses) and share of equity method earnings, net of income tax	(420)	—	(1)	(29)	404	(46)
Selling, marketing and distribution expenses	—	—	(218)	(37)	—	(255)
General and administration expenses	—	—	(648)	(93)	—	(741)
Profit (loss) from operating activities	(420)	—	914	76	404	974
Financial income	22	1,023	20	86	(1,126)	25
Financial expenses	(3)	(1,167)	(1,390)	(40)	1,126	(1,474)
Net financial income (expenses)	19	(144)	(1,370)	46	—	(1,449)
Profit (loss) from continuing operations before income tax	(401)	(144)	(456)	122	404	(475)
Income tax (expense) benefit	(6)	46	67	(37)	—	70
Profit (loss) from continuing operations	(407)	(98)	(389)	85	404	(405)
Profit (loss) from discontinued operations, net of income tax	105	—	114	86	(200)	105
Profit (loss) for the year	(302)	(98)	(275)	171	204	(300)
Total other comprehensive income (loss), net of income tax	(560)	—	(565)	(247)	812	(560)
Total comprehensive income (loss) for the year	(862)	(98)	(840)	(76)	1,016	(860)

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	(407)	(98)	(389)	83	404	(407)
Equity holder of the Group - discontinued operations	105	—	114	86	(200)	105
Non-controlling interests	—	—	—	2	—	2
	(302)	(98)	(275)	171	204	(300)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(973)	(98)	(960)	(145)	1,203	(973)
Equity holder of the Group - discontinued operations	111	—	120	67	(187)	111
Non-controlling interests	—	—	—	2	—	2
	(862)	(98)	(840)	(76)	1,016	(860)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

Condensed consolidating statement of cash flows

	For the year ended December 31, 2014
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(39)	(1,005)	730	179	1,016	881

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(577)	(110)	—	(687)
Proceeds from sale of property, plant and equipment and other assets	—	—	25	—	—	25
Proceeds from insurance claims	—	—	50	—	—	50
Acquisition of businesses and investments in joint ventures, net of cash acquired	—	—	(40)	—	—	(40)
Disposal of businesses, net of cash disposed	—	—	80	—	—	80
Net related party advances (repayments)	—	(3)	(38)	77	(36)	—
Intercompany return of capital	—	—	17	—	(17)	—
Related party interest received	—	1,003	6	7	(1,016)	—
Other	—	—	(10)	34	—	24
Net cash from (used in) investing activities	—	1,000	(487)	8	(1,069)	(548)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	8	161	—	169
Repayment of borrowings	—	—	(28)	(200)	—	(228)
Net related party borrowings (repayments)	70	22	(73)	(55)	36	—
Intercompany return of capital	—	(17)	—	—	17	—
Payment of debt transaction costs	—	—	(3)	—	—	(3)
Share repurchase	(31)	—	—	—	—	(31)
Other	—	—	—	(3)	—	(3)
Net cash from (used in) financing activities	39	5	(96)	(97)	53	(96)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2016

28.    Subsequent events

On January 13, 2017, the Group issued a notice of redemption for all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 to be repaid on February 15, 2017 at a redemption price of 102.750% plus accrued and unpaid interest.

On February 7, 2017, the Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. The net effect resulted in a 0.25% reduction in the current margin applicable to the outstanding U.S. and European term loans and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000%. The amended Credit Agreement continues to include an additional reduction in interest rates of 0.25% upon certain upgrades in the Group’s credit rating.

Other than as disclosed herein, there have been no events subsequent to December 31, 2016 which would require accrual or disclosure in these consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.

Consolidated financial statements for the year ended
December 31, 2016

Beverage Packaging Holdings (Luxembourg) I S.A.

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Beverage Packaging Holdings (Luxembourg) I S.A.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows present fairly, in all material respects, the financial position of Beverage Packaging Holdings (Luxembourg) I S.A. and its subsidiaries as of December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 14, 2017

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2016	2015	2014
Revenue		10,646	11,178	11,666
Cost of sales	*	(8,259)	(8,978)	(9,650)
Gross profit		2,387	2,200	2,016
Selling, marketing and distribution expenses	*	(315)	(262)	(255)
General and administration expenses	*	(855)	(745)	(741)
Net other income (expenses)	6	(45)	111	(15)
Profit from operating activities		1,172	1,304	1,005
Financial income	9	152	7	5
Financial expenses	9	(1,042)	(1,551)	(1,473)
Net financial expenses		(890)	(1,544)	(1,468)
Profit (loss) from continuing operations before income tax		282	(240)	(463)
Income tax (expense) benefit	10	(103)	(58)	76
Profit (loss) from continuing operations		179	(298)	(387)
Profit (loss) from discontinued operations, net of income tax	7	1	2,678	113
Profit (loss) for the year		180	2,380	(274)
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(70)	(84)	(110)
Reclassification from foreign currency translation reserve		—	(452)	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	17	74	167	(440)
Total other comprehensive income (loss), net of income tax		4	(369)	(550)
Total comprehensive income (loss)		184	2,011	(824)
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		177	(300)	(389)
Equity holder of the Group - discontinued operations		1	2,678	113
Non-controlling interests		2	2	2
		180	2,380	(274)
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		181	(248)	(945)
Equity holder of the Group - discontinued operations		1	2,257	119
Non-controlling interests		2	2	2
		184	2,011	(824)

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 17 and 24.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2016	2015
Assets
Cash and cash equivalents		932	1,976
Trade and other receivables, net	11	1,090	1,089
Inventories	12	1,245	1,262
Current tax assets	10	21	19
Assets held for sale	7	26	1
Derivatives	20	7	7
Other assets		50	204
Total current assets		3,371	4,558
Related party and other non-current receivables	11	22	29
Investments in associates and joint ventures		22	20
Deferred tax assets	10	8	11
Property, plant and equipment	13	3,010	3,184
Intangible assets	14	9,902	10,192
Derivatives	20	257	99
Other assets		71	84
Total non-current assets		13,292	13,619
Total assets		16,663	18,177
Liabilities
Trade and other payables	15	1,134	1,152
Liabilities directly associated with assets held for sale	7	23	—
Borrowings	16	745	976
Current tax liabilities	10	42	83
Derivatives	20	3	20
Employee benefits	17	248	212
Provisions	18	65	55
Total current liabilities		2,260	2,498
Non-current payables	15	40	44
Borrowings	16	11,325	12,785
Deferred tax liabilities	10	1,082	1,059
Employee benefits	17	1,162	1,176
Provisions	18	75	71
Total non-current liabilities		13,684	15,135
Total liabilities		15,944	17,633
Net assets		719	544
Equity
Share capital	19	2,188	2,188
Reserves		(2,017)	(2,021)
Retained profits		539	361
Equity attributable to equity holder of the Group		710	528
Non-controlling interests		9	16
Total equity		719	544

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2014)		2,311	182	(1,243)	(1,782)	(532)	20	(512)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(276)	(276)	2	(274)
Remeasurement of defined benefit plans, net of income tax	17	—	—	(440)	—	(440)	—	(440)
Foreign currency translation reserve		—	(110)	—	—	(110)	—	(110)
Total comprehensive income (loss) for the year		—	(110)	(440)	(276)	(826)	2	(824)
Reclassification upon sale of business		—	—	5	(5)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2014		2,311	72	(1,678)	(2,063)	(1,358)	19	(1,339)
Balance at the beginning of the year (January 1, 2015)		2,311	72	(1,678)	(2,063)	(1,358)	19	(1,339)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	2,378	2,378	2	2,380
Remeasurement of defined benefit plans, net of income tax	17	—	—	167	—	167	—	167
Foreign currency translation reserve		—	(84)	—	—	(84)	—	(84)
Reclassification of foreign currency translation reserve upon sale of SIG		—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the year		—	(536)	167	2,378	2,009	2	2,011
Reclassification upon sale of SIG		—	—	(46)	46	—	—	—
Share repurchase		(123)	—	—	—	(123)	—	(123)
Dividends paid to non-controlling interests		—	—	—	—	—	(5)	(5)
Balance as of December 31, 2015		2,188	(464)	(1,557)	361	528	16	544
Balance at the beginning of the year (January 1, 2016)		2,188	(464)	(1,557)	361	528	16	544
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	178	178	2	180
Remeasurement of defined benefit plans, net of income tax	17	—	—	74	—	74	—	74
Foreign currency translation reserve		—	(70)	—	—	(70)	—	(70)
Total comprehensive income (loss) for the year		—	(70)	74	178	182	2	184
Change upon sale of business		—	—	—	—	—	(7)	(7)
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance as of December 31, 2016		2,188	(534)	(1,483)	539	710	9	719

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2016	2015	2014
Cash flows from operating activities
Profit (loss)		180	2,380	(274)
Adjustments for:
Depreciation and amortization		707	714	910
Asset impairment charges		45	17	11
Foreign currency adjustments		5	4	(1)
Change in fair value of derivatives		(18)	(87)	129
(Gain) loss on sale or disposal of businesses and non-current assets		3	(2,905)	(66)
SIG disposal costs		(1)	(38)	—
Share of profit of associates and joint ventures, net of income tax		(3)	(9)	(27)
Net financial expenses		890	1,754	1,637
Premium on extinguishment of borrowings		(122)	(226)	—
Interest paid		(909)	(1,110)	(1,270)
Income tax expense (benefit)		103	116	(8)
Income taxes paid, net of refunds received		(162)	(74)	(134)
Change in trade and other receivables		9	51	16
Change in inventories		(2)	138	(55)
Change in trade and other payables		18	(145)	60
Change in provisions and employee benefits		176	92	1
Change in other assets and liabilities		3	17	(9)
Net cash from operating activities		922	689	920
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets		(324)	(381)	(687)
Purchases of short-term investments		—	(200)	—
Proceeds from sale of short-term investments		—	200	—
Proceeds from sale of property, plant and equipment and other assets		13	23	25
Proceeds from insurance claims		—	26	50
Acquisition of businesses, net of cash acquired	23	—	—	(40)
Disposal of businesses, net of cash disposed		149	4,148	80
Related party loan advance	21	(45)	—	(70)
Other		5	9	24
Net cash from (used in) investing activities		(202)	3,825	(618)
Cash flows used in financing activities
Drawdown of borrowings		4,706	150	169
Repayment of borrowings		(5,107)	(4,282)	(228)
Related party borrowings (repayments)		(1,232)	—	—
Payment of debt transaction costs		(110)	(15)	(3)
Share repurchase		—	(41)	—
Other		(6)	(9)	(3)
Net cash used in financing activities		(1,749)	(4,197)	(65)
Net increase (decrease) in cash and cash equivalents		(1,029)	317	237
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year		1,976	1,587	1,486
Cash and cash equivalents classified as assets held for sale at the beginning of the year		—	97	—
Effect of exchange rate fluctuations on cash and cash equivalents		(12)	(25)	(39)
Cash and cash equivalents as of December 31		935	1,976	1,684
Cash and cash equivalents are comprised of:
Cash and cash equivalents		932	1,976	1,588
Cash and cash equivalents classified as assets held for sale		3	—	97
Bank overdrafts		—	—	(1)
Cash and cash equivalents as of December 31		935	1,976	1,684

Beverage Packaging Holdings (Luxembourg) I S.A.
Consolidated statements of cash flows

Significant non-cash financing and investing activities

In August 2016, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group amended its credit agreement as discussed further in note 16. The amount outstanding at the time of the amendment was $2,454 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the repayment of $203 million of principal balance and the payment of fees, which is included above in payment of debt transaction costs.

During the year ended December 31, 2015, the Group settled $82 million of the consideration from the reduction in share capital (refer to note 19) in the form of related party note receivables.

In February 2015, RGHL and the Group amended its credit agreement as discussed further in note 16. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

1.Reporting entity

Beverage Packaging Holdings (Luxembourg) I S.A. (the “Company”) is a company domiciled in Luxembourg and registered in the Luxembourg "Registre de Commerce et des Sociétés."

The consolidated financial statements of Beverage Packaging Holdings (Luxembourg) I S.A. as of and for the year ended December 31, 2016 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

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

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 14, 2017 in Munsbach, Luxembourg (February 15, 2017 in Auckland, New Zealand).

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2016. Information for the comparative years is for the twelve month periods ended December 31, 2015 and December 31, 2014.

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

2.6    Comparative information

On March 13, 2015, the Group completed the sale of its SIG segment to Onex Corporation. The results of SIG have been classified as discontinued operations in the consolidated statements of comprehensive income for all years presented. Refer to note 7 for additional information.

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2016	2015	2014	2016	2015
1 €	1.11	1.11	1.33	1.06	1.09
10 MXN	0.54	0.63	0.75	0.48	0.58
1 CA$	0.75	0.78	0.91	0.74	0.72

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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

(e)    Other intangible assets

Other intangible assets comprise permits, software, technology and patents. Other intangible assets that have finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Other intangible assets that have indefinite useful lives are carried at cost less accumulated impairment losses.

(f)    Subsequent costs

Subsequent costs with respect to intangible assets are capitalized only when the expenditure increases the future economic benefits embodied in the specific asset to which the expenditure relates and it can be reliably measured. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of comprehensive income as a component of profit or loss as incurred.

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2016, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2016, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in trade and other payables.

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
For the year ended December 31, 2016

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

3.19    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2016

There have been no interpretations or amendments to existing standards effective in 2016 that have an impact on the Group's financial statements.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2016, and have not been applied in preparing these consolidated financial statements:

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Approximately 60% to 65% of the Group’s revenue is generated from the sale of goods manufactured to customer specifications. Typically, these customer-specific goods cannot be sold to any other customer and therefore have no alternative use. Currently, revenue for these customer-specific goods is recognized upon delivery to the customer. Under IFRS 15, revenue from goods with no alternative use is expected to be recognized prior to shipment. Based on the Group’s on-going evaluation, this could result in earlier recognition of revenue than under current guidance for those types of customer arrangements. The Group is currently assessing the impact of any change in the timing of revenue recognition. For other types of goods, the timing of revenue recognition is not expected to change.
IFRS 15 is effective for annual reporting periods beginning after January 1, 2018, including interim periods within those annual reporting periods. The Group has not yet selected a transition method. A transition method will be determined once the impact of the changes on current practices and procedures has been fully assessed.

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
For the year ended December 31, 2016

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

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Business segment reporting

	For the year ended December 31, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Total external revenue	1,467	912	2,790	3,254	2,223	—	10,646
Total inter-segment revenue	113	16	146	494	—	(769)	—
Total segment revenue	1,580	928	2,936	3,748	2,223	(769)	10,646
Gross profit	315	173	873	691	335	—	2,387
Expenses and other income	(88)	(108)	(307)	(333)	(202)	(177)	(1,215)
Earnings before interest and tax (“EBIT”) from continuing operations	227	65	566	358	133	(177)	1,172
Financial income							152
Financial expenses							(1,042)
Profit (loss) from continuing operations before income tax							282
Income tax (expense) benefit							(103)
Profit (loss) from continuing operations							179

Earnings before interest and tax (“EBIT”) from continuing operations	227	65	566	358	133	(177)	1,172
Depreciation and amortization from continuing operations	57	65	92	223	269	1	707
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	284	130	658	581	402	(176)	1,879

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

	For the year ended December 31, 2016
(In $ million)	Evergreen	Closures	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	284	130	658	581	402	(176)	1,879
Included in EBITDA:
Asset impairment charges, net of reversals	—	6	—	28	11	—	45
Non-cash change in multi-employer pension plan withdrawal liability	(10)	—	—	(1)	—	—	(11)
Non-cash pension expense, net of settlement gain	—	—	—	—	—	124	124
Operational process engineering-related consultancy costs	—	—	—	21	—	—	21
Related party management fee	—	—	—	—	—	13	13
Restructuring costs, net of reversals	1	5	—	31	12	—	49
Unrealized (gain) loss on derivatives	(3)	(2)	(8)	(7)	—	—	(20)
Other	(2)	(1)	—	9	(4)	1	3
Adjusted EBITDA from continuing operations	270	138	650	662	421	(38)	2,103
Segment assets (excluding intercompany balances)	1,130	1,195	4,047	4,797	4,489	1,005	16,663
Included in segment assets are:
Additions to property, plant and equipment	73	28	43	85	109	2	340
Additions to intangible assets	1	—	1	—	2	—	4
Segment liabilities (excluding intercompany balances)	411	254	808	1,215	1,028	12,228	15,944

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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
For the year ended December 31, 2016

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

.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

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

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total external revenue
For the year ended December 31, 2016	9,006	620	462	383	164	11	10,646
For the year ended December 31, 2015	9,376	686	480	423	196	17	11,178
For the year ended December 31, 2014	9,586	756	536	499	272	17	11,666
Non-current assets
As of December 31, 2016	12,102	272	231	288	92	20	13,005
As of December 31, 2015	12,431	317	259	357	93	23	13,480

There was no revenue from external customers in Luxembourg, where the Company is domiciled, for any years presented. Total non-current assets in Luxembourg were $1 million as of December 31, 2016 (2015: $8 million).

Information about major customers

The Group had revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue. The revenue attributable to this customer during the year ended December 31, 2016 was $1,104 million and is reported in the Reynolds Consumer Products segment. The Group did not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue during the years ended December 31, 2015 and 2014.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Foodservice packaging	3,748	3,958	4,034
Food and beverage plastic containers	1,541	1,704	1,875
Waste and storage products	1,166	1,205	1,208
Cooking products	1,060	1,060	956
Caps and closures	928	982	1,128
Carton packaging	809	835	848
Non-food plastic containers	682	743	870
Tableware	710	704	714
Liquid packaging board	414	443	470
Paper products	357	375	394
Inter-segment eliminations	(769)	(831)	(831)
Total revenue	10,646	11,178	11,666

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2016	2015	2014
Asset impairment charges, net of reversals	(45)	(17)	(8)
Gain (loss) on sale of businesses and non-current assets	(4)	3	34
Insurance recoveries, net of costs incurred	—	—	77
Litigation settlement	—	—	18
Net foreign currency exchange gains (losses)	(10)	12	(2)
Non-cash change in provisions	—	—	9
Related party management fee (refer to note 21)	(13)	—	—
Strategic review costs	—	(2)	(18)
Unrealized gain (loss) on derivatives (refer to note 20)	18	114	(131)
Other	9	1	6
Net other income (expenses)	(45)	111	(15)

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
For the year ended December 31, 2016

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. The net proceeds received at closing were used to reduce indebtedness (refer to note 16 for additional information). In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2015, as confirmed by the assigned independent expert. An additional amount of up to €25 million may be payable by Onex Corporation depending on the financial performance of SIG during fiscal year 2016. Based upon the Group’s expectations of SIG at December 31, 2015 for fiscal year 2016, the Group determined that the amount recorded was impaired by approximately $16 million. As of December 31, 2016, a total of $10 million (€10 million) is recorded as a receivable in other current assets in the statements of financial position. The actual consideration ultimately collected may be different than this estimate.

Based on the sale proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,903 million in the prior year as detailed below:

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

The results of SIG have been presented as discontinued operations for all years presented. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Results of discontinued operations
Revenue	—	334	2,151
Expenses	—	(501)	(1,970)
Profit (loss) before income tax	—	(167)	181
Income tax expense	—	(6)	(68)
Profit (loss) from discontinued operations prior to gain on disposal	—	(173)	113
Gain (loss) on remeasurement or disposal	1	2,903	—
Tax expense on disposal	—	(52)	—
Gain (loss) on remeasurement or disposal, net of tax	1	2,851	—
Profit (loss) from discontinued operations	1	2,678	113

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	—	(10)	498
Net cash used in investing activities	—	(27)	(174)
Net cash used in financing activities	—	(6)	(2)
Net cash from (used in) discontinued operations	—	(43)	322

Assets held for sale, and liabilities directly associated with held for sale, as of December 31, 2016 include amounts associated with minor operations in Germany and other property, plant and equipment.

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,122 million for the year ended December 31, 2016 (2015: $2,061 million; 2014: $2,034 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits (including plans assumed), post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 17.

There were no personnel expenses recognized in discontinued operations in the statements of comprehensive income for the year ended December 31, 2016 (2015: $68 million; 2014: $373 million).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2016	2015	2014
Interest income	5	3	3
Interest income on related party loans (refer to note 21)	—	4	2
Net gain in fair value of derivatives	134	—	—
Net foreign currency exchange gain	13	—	—
Financial income	152	7	5
Interest expense:
Securitization Facility	(9)	(8)	(9)
Credit Agreement	(119)	(110)	(106)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	(26)	(57)	(107)
7.875% Senior Secured Notes due 2019	(27)	(64)	(118)
5.750% Senior Secured Notes due 2020	(186)	(186)	(187)
6.875% Senior Secured Notes due 2021	(65)	(69)	(69)
Floating Rate Senior Secured Notes due 2021	(16)	—	—
5.125% Senior Secured Notes due 2023	(41)	—	—
8.500% Senior Notes due 2018	(28)	(63)	(85)
9.000% Senior Notes due 2019	(28)	(73)	(135)
9.875% Senior Notes due 2019	(83)	(147)	(222)
8.250% Senior Notes due 2021	(75)	(82)	(82)
7.000% Senior Notes due 2024	(29)	—	—
Related Party Notes:
Related Party 5.625% Senior Notes due 2016	(30)	(36)	(37)
Related Party 6.000% Senior Subordinated Notes due 2017	(17)	(35)	(35)
Pactiv Notes:
8.125% Debentures due 2017	(24)	(24)	(24)
6.400% Notes due 2018	(1)	(1)	(1)
7.950% Debentures due 2025	(22)	(22)	(22)
8.375% Debentures due 2027	(17)	(17)	(17)
Amortization of:
Transaction costs	(26)	(29)	(40)
Related Party transaction costs	(2)	(4)	(4)
Fair value adjustment of acquired notes	2	2	2
Embedded derivatives	8	9	11
Net loss in fair value of derivatives	—	(198)	(141)
Net foreign currency exchange loss	—	(21)	(34)
Loss on extinguishment of debt(a)(b)	(168)	(305)	—
Other	(13)	(11)	(11)
Financial expenses	(1,042)	(1,551)	(1,473)
Net financial expenses	(890)	(1,544)	(1,468)

(a)
The 2016 loss on extinguishment of debt includes $125 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes, senior notes and related party notes using the proceeds from the issuance of the 5.125% Senior Secured Notes due 2023, the Floating Rate Senior Secured Notes due 2021 and the 7.000% Senior Notes due 2024, available cash and additional borrowings under the existing Securitization Facility. Also included is $43 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes.

(b)
The 2015 loss on extinguishment of debt includes $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes, senior notes and related party notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the 7.125% Senior Secured Notes due 2019 which includes an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Refer to note 16 for information on the Group's borrowings.

10.    Income tax

	For the year ended December 31,
(In $ million)	2016	2015	2014
Current tax (expense) benefit
Current year	(121)	(87)	(55)
Adjustments for prior years	(1)	—	(3)
	(122)	(87)	(58)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	16	23	131
Recognition of previously unrecognized tax losses and temporary differences	—	10	7
Adjustments for prior years	3	(4)	(4)
	19	29	134
Income tax (expense) benefit	(103)	(58)	76

In addition to the above amounts, the Group has recognized tax expense of $45 million directly in other comprehensive income for the year ended December 31, 2016 (2015: $99 million tax expense; 2014: $274 million tax benefit).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2016	2015	2014
Profit (loss) from continuing operations before income tax	282	(240)	(463)
Income tax using the New Zealand tax rate of 28%	(79)	68	130
Effect of tax rates in foreign jurisdictions	(21)	(3)	36
Non-deductible expenses and permanent differences	(4)	(10)	(22)
Tax exempt income and income at a reduced tax rate	(3)	3	9
Currency translation (gain) loss	11	(14)	—
Domestic manufacturing deduction	13	—	—
Withholding tax	(5)	(4)	(7)
Capital loss	—	8	31
Write-off of deferred tax asset for losses previously recognized	—	(31)	—
Change in unrecognized tax losses and temporary differences	(15)	(66)	(102)
Tax on unremitted earnings	(1)	(7)	8
Over (under) provided in prior periods	2	(4)	(7)
Other	(1)	2	—
Total income tax (expense) benefit	(103)	(58)	76

10.2    Current tax assets and liabilities

Current tax assets of $21 million as of December 31, 2016 (2015: $19 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $42 million as of December 31, 2016 (2015: $83 million) represent the amount of income taxes payable with respect to current and prior years.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

10.3    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2015	(46)	(578)	(1,801)	549	297	404	231	(944)
Recognized in profit or loss	10	(7)	27	37	(182)	95	(9)	(29)
Recognized in equity	—	—	—	(99)	—	—	—	(99)
Other	3	2	11	3	(5)	2	8	24
Balance as of December 31, 2015	(33)	(583)	(1,763)	490	110	501	230	(1,048)
Recognized in profit or loss	(66)	26	46	47	(13)	61	(82)	19
Recognized in equity	—	—	—	(43)	—	—	(2)	(45)
Other	—	1	6	(2)	—	—	(5)	—
Balance as of December 31, 2016	(99)	(556)	(1,711)	492	97	562	141	(1,074)

	As of December 31,
(In $ million)	2016	2015
Included in the statement of financial position as:
Deferred tax assets - non-current	8	11
Deferred tax liabilities - non-current	(1,082)	(1,059)
Total recognized net deferred tax liabilities	(1,074)	(1,048)

10.4    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2016, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $30 million.

10.5    Movement in unrecognized deferred taxes

(In $ million)	Tax losses	Taxable temporary differences	Deductible temporary differences	Total unrecognized deferred tax assets
Balance as of December 31, 2014	450	(38)	33	445
Additions and reversals	138	—	16	154
Recognition	(7)	(1)	(2)	(10)
Other	45	8	(9)	44
Balance as of December 31, 2015	626	(31)	38	633
Additions and reversals	18	(2)	11	27
Recognition	(120)	5	(10)	(125)
Other	(12)	(1)	12	(1)
Balance as of December 31, 2016	512	(29)	51	534

	As of December 31,
(In $ million)	2016	2015
Deductible (taxable) temporary differences	22	7
Tax losses	512	626
Total unrecognized deferred tax assets	534	633

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

11.    Trade and other receivables, net

	As of December 31,
(In $ million)	2016	2015
Trade receivables	976	1,037
Provision for impairment	(13)	(10)
Total trade receivables, net of provision for impairment	963	1,027
Related party receivables (refer to note 21)	55	7
Other receivables	72	55
Total current trade and other receivables, net	1,090	1,089
Related party receivables (refer to note 21)	—	—
Other receivables	22	29
Total non-current receivables	22	29

11.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2016	2015
Current	887	936
Past due 1 to 30 days	58	56
Past due 31 to 60 days	5	10
Past due 61 to 90 days	6	3
Past due more than 90 days	7	22
Balance at the end of the year	963	1,027

12.    Inventories

	As of December 31,
(In $ million)	2016	2015
Raw materials and consumables	331	326
Work in progress	163	149
Finished goods	654	657
Engineering and maintenance materials	115	149
Provision against inventories	(18)	(19)
Total inventories	1,245	1,262

During the year ended December 31, 2016, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $4.6 billion (2015: $5.3 billion; 2014: $5.5 billion).

During the year ended December 31, 2016, write-downs of inventories to net realizable value were $8 million (2015: $12 million; 2014: $11 million). Reversals of write-downs during 2016 were $2 million (2015: $2 million; 2014: $2 million). The inventory write-downs and reversals are included in cost of sales.

During the year ended December 31, 2016, there were no raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income (2015: $0.2 billion; 2014: $1.1 billion).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improve-ments	Plant and equipment	Capital work in progress	Finance leased assets	Total
As of December 31, 2016
Cost	168	888	4,862	226	28	6,172
Accumulated depreciation	—	(390)	(2,712)	—	(10)	(3,112)
Accumulated impairment losses	—	—	(50)	—	—	(50)
Carrying amount as of December 31, 2016	168	498	2,100	226	18	3,010
As of December 31, 2015
Cost	171	894	4,732	186	28	6,011
Accumulated depreciation	—	(355)	(2,430)	—	(8)	(2,793)
Accumulated impairment losses	—	(1)	(33)	—	—	(34)
Carrying amount as of December 31, 2015	171	538	2,269	186	20	3,184
Carrying amount as of January 1, 2016	171	538	2,269	186	20	3,184
Additions	—	—	—	340	—	340
Capitalization of borrowing costs	—	—	—	3	—	3
Disposals	—	(3)	(3)	—	—	(6)
Depreciation for the year	—	(51)	(392)	—	(2)	(445)
Impairment losses, net of reversals	—	(5)	(38)	(1)	—	(44)
Other transfers	(1)	24	273	(300)	—	(4)
Effect of movements in exchange rates	(2)	(5)	(9)	(2)	—	(18)
Carrying amount as of December 31, 2016	168	498	2,100	226	18	3,010
Carrying amount as of January 1, 2015	179	558	2,357	296	22	3,412
Additions	—	—	—	327	—	327
Capitalization of borrowing costs	—	—	—	5	—	5
Disposals	—	—	(8)	—	—	(8)
Depreciation for the year	—	(52)	(409)	—	(2)	(463)
Impairment losses, net of reversals	—	(1)	(13)	(3)	—	(17)
Other transfers	(3)	43	388	(431)	—	(3)
Effect of movements in exchange rates	(5)	(10)	(46)	(8)	—	(69)
Carrying amount as of December 31, 2015	171	538	2,269	186	20	3,184
Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Cost of sales	436	452	504
Selling, marketing and distribution expenses	—	—	1
General and administration expenses	9	11	14
Discontinued operations	—	—	102
Total depreciation expense	445	463	621

During the year ended December 31, 2016, the Group incurred $44 million of impairment losses, net of reversals (2015: $17 million; 2014: $7 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 16 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2016
Cost	5,431	1,763	3,357	878	103	11,532
Accumulated amortization	—	(79)	(1,035)	(493)	(22)	(1,629)
Accumulated impairment losses	—	—	—	—	(1)	(1)
Carrying amount as of December 31, 2016	5,431	1,684	2,322	385	80	9,902
As of December 31, 2015
Cost	5,447	1,764	3,380	877	104	11,572
Accumulated amortization	—	(75)	(868)	(414)	(21)	(1,378)
Accumulated impairment losses	—	—	—	—	(2)	(2)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192
Carrying amount as of January 1, 2016	5,447	1,689	2,512	463	81	10,192
Additions	—	—	—	2	2	4
Disposals	(5)	—	—	—	—	(5)
Amortization for the year	—	(5)	(174)	(80)	(3)	(262)
Impairment losses	(1)	—	(1)	—	—	(2)
Effect of movements in exchange rates	(10)	—	(15)	—	—	(25)
Carrying amount as of December 31, 2016	5,431	1,684	2,322	385	80	9,902
Carrying amount as of January 1, 2015	5,471	1,701	2,711	534	82	10,499
Additions	—	—	—	11	3	14
Amortization for the year	—	(12)	(154)	(81)	(4)	(251)
Effect of movements in exchange rates	(24)	—	(45)	(1)	—	(70)
Carrying amount as of December 31, 2015	5,447	1,689	2,512	463	81	10,192

During the year ended December 31, 2016, goodwill disposed of is attributable to the deconsolidation of the business that had a non-controlling interest.

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Cost of sales	41	42	42
General and administration expenses	221	209	237
Discontinued operations	—	—	10
Total amortization expense	262	251	289

During the year ended December 31, 2015, the Group recognized an $18 million benefit from a cumulative adjustment to correct for amortization expense related to customer relationships that was recorded in error since January 2012 at Pactiv Foodservice.

Refer to note 16 for details of security granted over the Group's intangible assets.

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

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

	As of December 31,
	2016			2015
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Evergreen	67	34	—	67	34	—
Closures	352	—	—	363	—	—
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,689	526	63	1,693	526	63
Graham Packaging	1,410	251	—	1,411	250	—
Total	5,431	1,661	63	5,447	1,660	63

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the 2016 Adjusted EBITDA or forecasted 2017 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2017 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2017 Adjusted EBITDA is subject to final review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2016 ranged between 7.5x and 10x. Costs to sell were estimated to be 1%-1.5% of the fair value of each segment depending on the magnitude of the fair value.

In connection with the goodwill impairment test, the Group determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.2 billion by approximately 5% (2015: 5%).  A change of 3% in the forecasted EBITDA, forecasted cash flows or discount rate or a 1% change in the estimated earnings multiple for Graham Packaging could result in a goodwill impairment.

The estimated fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 5% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 7.9% was based on market factors and costs to sell were estimated to be 1.5% of the fair value of each asset.

During the year ended December 31, 2016, there was $1 million of impairment of indefinite life identifiable intangible assets and $1 million of impairment of goodwill (2015: none; 2014: none). It is reasonably possible that within the next 12 months, the Group could recognize goodwill or indefinite life identifiable intangible assets impairment charges in Graham Packaging if there are declines in profitability due to changes in sales volume, pricing, cost or the business environment. These changes could cause the Group to record impairment charges in future periods, which could be material.

15.    Trade and other payables

	As of December 31,
(In $ million)	2016	2015
Trade payables	660	623
Accrued interest	151	195
Related party payables (refer to note 21)	12	3
Other payables and accrued expenses	311	331
Total current trade and other payables	1,134	1,152
Non-current payables	40	44

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

16.    Borrowings

As of December 31, 2016, RGHL and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2016	2015
Securitization Facility	407	316
Credit Agreement	3,578	2,448
Reynolds Notes:
Reynolds Senior Secured Notes:
7.125% Senior Secured Notes due 2019	—	592
7.875% Senior Secured Notes due 2019	—	626
5.750% Senior Secured Notes due 2020	3,237	3,237
6.875% Senior Secured Notes due 2021	645	995
Floating Rate Senior Secured Notes due 2021	750	—
5.125% Senior Secured Notes due 2023	1,600	—
Reynolds Senior Notes:
8.500% Senior Notes due 2018	—	670
9.000% Senior Notes due 2019	—	613
9.875% Senior Notes due 2019	—	1,281
8.250% Senior Notes due 2021	345	995
7.000% Senior Notes due 2024	800	—
Related Party Notes:
5.625% Related Party Notes due 2016	—	642
6.000% Related Party Notes due 2017	—	590
Pactiv Notes:
8.125% Debentures due 2017	300	300
6.400% Notes due 2018	16	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other borrowings	24	46
Total principal amount of borrowings	12,178	13,843
Transaction costs	(136)	(118)
Embedded derivatives	40	43
Original issue discounts, net of premiums	(12)	(7)
Carrying value	12,070	13,761

Current borrowings	745	976
Non-current borrowings	11,325	12,785
Total borrowings	12,070	13,761

16.1        Securitization Facility

Certain members of the Group are parties to a receivables loan and security agreement pursuant to which the Group can borrow up to $600 million (the "Securitization Facility"). The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the Group. The Securitization Facility matures on November 7, 2017 and bears interest at a floating rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in U.S. dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (A) the corporate base rate established by the administrative agent from time to time and (B) the overnight federal funds rate plus 0.50%, plus, in each case, a margin. During the year ended December 31, 2016, interest was charged at 2.35% to 2.79%. The Securitization Facility is secured by all of the assets of the borrower, Beverage Packaging Factoring (Luxembourg) S.à r.l. ("BP Factoring"), primarily the eligible trade receivables and cash. The terms of the Securitization Facility do not result in the derecognition of the trade receivables by the Group. Amounts drawn under the Securitization Facility are presented as current borrowings, as amounts drawn are required to be repaid when the receivables are collected.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

16.2        Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated September 28, 2012 as amended on November 27, 2013, December 27, 2013, February 25, 2015, August 5, 2016 and October 4, 2016 (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of December 31, 2016 (in million)	Applicable interest rate as of December 31, 2016
Term Tranches
U.S. Term Loans	$	February 5, 2023	3,323	3,315	LIBOR floor of 1.000% + 3.250%
European Term Loans	€	February 5, 2023	250	249	EURIBOR floor of 0.000% + 3.750%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	67	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

On August 5, 2016, RGHL and the Group amended and restated the Credit Agreement to, among other things, (i) reduce the applicable margin on the U.S. term loans by 25 basis points and increase the applicable margin on the European term loans by 25 basis points, (ii) reduce the EURIBOR floor on the European term loans by 100 basis points to 0.000%, (iii) restructure the revolving tranches into a $302 million facility and (iv) make certain other changes to the covenants contained in the Credit Agreement, including removing the quarterly financial ratio covenant for the Term Loan borrowings.

Also on August 5, 2016, the Group used the proceeds from the additional $250 million of 5.125% Senior Secured Notes due 2023 issued on August 1, 2016, together with the incurrence of the new Credit Agreement discussed above and available cash, to repay all amounts outstanding under the previous Credit Agreement and to pay transaction costs.

On October 7, 2016, RGHL and the Group incurred $1,350 million of additional U.S. term loans under the Credit Agreement. The Group used the net proceeds, together with available cash, to repay all of the outstanding aggregate principal amount of 5.625% Related Party Notes due 2016 and 9.875% Senior Notes due 2019, $500 million aggregate principal amount of 8.250% Senior Notes due 2021, $350 million aggregate principal amount of 6.875% Senior Secured Notes due 2021 and to pay redemption premiums and transaction costs.

On February 25, 2015, RGHL and the Group amended the Credit Agreement to, among other things, (i) amend the provisions relating to the requirements to prepay term loans with net cash proceeds from certain assets sales and (ii) increase the applicable margin on the U.S. term loans by 50 basis points and the European term loans by 25 basis points.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the Credit Agreement and related documents to the extent permitted by law. Certain guarantors have granted security over certain of their assets to support the obligations under the Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the Reynolds Senior Secured Notes.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the original outstanding principal in respect of the term loans. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0.0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. During the year ended December 31, 2015, the borrowers made a prepayment of $64 million related to the prior year. No excess cash flow prepayments were due in 2016 for the year ended December 31, 2015 or will be due in 2017 for the year ended December 31, 2016.

The Credit Agreement contains customary covenants which restrict RGHL and the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling or acquiring assets and making restricted payments, in each case except as permitted under the Credit Agreement. RGHL and the Group also have a maximum senior secured first lien leverage ratio covenant. In addition, total assets of the non-guarantor companies (excluding intra-group items but including investments in subsidiaries) are required to be 25% or less of the adjusted consolidated total assets of RGHL and the Group as of the last day of the most recently ended fiscal quarter of RGHL for which financial statements are available, and the aggregate of the EBITDA of the non-guarantor companies is required to be 25% or less of the consolidated EBITDA of RGHL and the Group for the period of four consecutive fiscal quarters of RGHL for which financial statements are available, in each case calculated in accordance with the Credit Agreement (the "Guarantor Coverage Test") which may differ from the measure of Adjusted EBITDA as disclosed in note 5. If RGHL and the Group are unable to meet the Guarantor Coverage Test, RGHL and the Group will be required to add additional subsidiary guarantors as necessary to satisfy such requirements. The Credit Agreement provides RGHL and the Group with greater flexibility to exclude certain non-U.S. companies from the collateral and guarantee requirements. Provided that RGHL and the Group meet the Guarantor Coverage Test, RGHL and the Group have the ability to designate certain non-U.S. companies as excluded subsidiaries which would result in such non-U.S. companies no longer guaranteeing the Credit Agreement and being released from their guarantees of the Reynolds Notes (as defined below).

The Credit Agreement also contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant applies if the aggregate revolving credit exposure (excluding any exposure in respect of drawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total commitments under the revolving credit facility on such day.

Refer to note 27 for details regarding changes to the Credit Agreement subsequent to December 31, 2016.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

16.3        Reynolds Notes

The Group's borrowings as of December 31, 2016 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (Luxembourg) S.A. (together, the "Reynolds Notes Issuers") are defined and summarized below:

	Maturity date	Interest payment dates
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
6.875% Senior Secured Notes due 2021	February 15, 2021	February 15 and August 15
8.250% Senior Notes due 2021	February 15, 2021	February 15 and August 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15; commencing January 15, 2017
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15; commencing January 15, 2017

(1)
The Floating Rate Senior Secured Notes due 2021 were issued at an issue price of 99.000% and have an interest rate equal to the three-month Dollar LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Noted due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

(2)	$250 million aggregate principal amount of 5.125% Senior Secured Notes due 2023 were issued at an issue price of 103.500%.

On June 27, 2016, the Group repurchased the following aggregate principal amounts pursuant to tender offers for certain of the Reynolds Notes:

•	$408 million of the 7.875% Senior Secured Notes due 2019;

•	$340 million of the 7.125% Senior Secured Notes due 2019;

•	$589 million of the 9.000% Senior Notes due 2019;

•	$663 million of the 8.500% Senior Notes due 2018; and

•	$691 million of the 9.875% Senior Notes due 2019.
The tender offers subsequently closed on July 12, 2016. No further notes were purchased in the period between June 27, 2016 and July 12, 2016.
Also on June 27, 2016, the Group irrevocably deposited with the trustee an amount in cash to satisfy and discharge its obligations under the Reynolds Notes referred to below and the relevant indentures:

•
$218 million of the 7.875% Senior Secured Notes due 2019 which were redeemed on August 15, 2016 at a redemption price of 101.969% of the principal amount thereof, plus interest until the redemption date;

•	$252 million of the 7.125% Senior Secured Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date;

•	$24 million of the 9.000% Senior Notes due 2019 which were redeemed on October 15, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date; and

•	$7 million of the 8.500% Senior Notes due 2018 which were redeemed on July 27, 2016 at a redemption price of 100% of the principal amount thereof, plus interest until the redemption date.
On October 7, 2016, the Group repurchased the following aggregate principal amounts of the Reynolds Notes:

•	$350 million of the 6.875% Senior Secured Notes due 2021;

•	$590 million of the 9.875% Senior Notes due 2019; and

•	$500 million of the 8.250% Senior Notes due 2021.
On November 25, 2016, the Group repaid an additional $150 million aggregate principal amount of 8.25% Senior Notes due 2021 at a redemption price of 104.125%, plus accrued and unpaid interest.

On March 17, 2015, the Group repurchased $1.6 billion and $2.2 billion aggregate principal amount of senior secured notes and senior unsecured notes, respectively, in connection with the asset sale offers and premium tender offers with the net proceeds from the disposition of the SIG segment. This included $8 million of principal amount of 5.625% Related Party Notes due 2016.

On April 16, 2015, the Group redeemed $218 million of the 7.125% Senior Secured Notes due 2019 at a redemption price of 103.563% of the principal amount thereof, plus accrued and unpaid interest.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Refer to note 9 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Refer to note 27 for details regarding changes to certain of the Reynolds Notes subsequent to December 31, 2016.

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

Reynolds Notes indentures restrictions

The respective indentures governing the Reynolds Notes all contain customary covenants which restrict the Group from certain activities including, among other things, incurring debt, creating liens over assets, selling assets and making restricted payments, in each case except as permitted under the respective indentures governing the Reynolds Notes.

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

Under the respective indentures governing the Reynolds Notes in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Notes Issuers to repurchase the Reynolds Notes at a premium.

16.4         Related Party Notes

In June 2016, the Group repurchased $538 million aggregate principal amount of the 6.000% Related Party Notes due 2017. Also in June 2016, the Group repurchased the remaining $52 million of the 6.000% Related Party Notes due 2017 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest.

In October 2016, the Group repurchased all of the remaining 5.625% Related Party Notes due 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest.

16.5    Pactiv Notes

As of December 31, 2016, the Group had outstanding the following notes and debentures (defined below, and together, the “Pactiv Notes”) issued by Pactiv LLC:

	Maturity date	Semi-annual interest payment dates
8.125% Debentures due 2017	June 15, 2017	June 15 and December 15
6.400% Notes due 2018	January 15, 2018	January 15 and July 15
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

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

The 8.125% Debentures due 2017, the 6.400% Notes due 2018 and the 8.375% Debentures due 2027 may be redeemed at any time at the Group's option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus a make-whole premium, if any, plus accrued and unpaid interest to the date of the redemption.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

16.6     Other borrowings

As of December 31, 2016, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2016, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2016 also included finance lease obligations of $23 million (2015: $25 million).

17.    Employee benefits

17.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2016	2015
Salaries and wages accrued	185	155
Provision for annual leave	37	41
Provision for other employee benefits	40	28
Provision for exit from multi-employer pension plans	73	86
Defined benefit obligations:
Pension benefits	970	967
Post-employment medical benefits	105	111
Total employee benefits liabilities	1,410	1,388
Current	248	212
Non-current	1,162	1,176
Total employee benefits liabilities	1,410	1,388

Included in liabilities directly associated with assets held for sale at December 31, 2016 is $18 million of employee benefits liabilities.

17.2    Pension benefits

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
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers most of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 91% (2015: 95%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2016, the Pactiv Retirement Plan was underfunded by $832 million.

On November 8, 2016, the Group entered into an agreement with the U.S. Pension Benefit Guaranty Corporation (the “PBGC”) whereby the PBGC agreed not to assert a termination liability against the Group in relation to three defined benefit pension plans of UCI Holdings Limited (the “UCI Pension Plans”) in return for Pactiv LLC, a member of the Group, becoming the sponsor of the UCI Pension Plans. UCI Holdings Limited was a former member of the Group's "controlled group," as defined by the PBGC. This agreement became effective on December 30, 2016, resulting in the recognition of a net liability of $65 million, comprising plan assets of $213 million and actuarially determined plan liabilities of $278 million. The expected 2017 cash contributions associated with the UCI Pension Plans are estimated at $2 million.

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. The Group expects to make contributions to

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

the Pactiv Retirement Plan of $27 million in 2017. Expected contributions during the year ending December 31, 2017 for all other defined benefit plans are estimated to be up to $8 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

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

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2016	2015	2016	2015	2016	2015
Balance as of January 1	4,899	5,926	(3,932)	(4,773)	967	1,153
Included in profit or loss:
Current service cost	10	14	—	—	10	14
Interest cost (income)	206	206	(165)	(161)	41	45
Administrative expenses	—	—	32	27	32	27
Settlement (gain)	(7)	—	—	—	(7)	—
Assumption of UCI pension plans	278	—	(213)	—	65	—
Total expense (income) recognized in profit or loss	487	220	(346)	(134)	141	86
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(91)	(95)	—	—	(91)	(95)
Financial assumptions	138	(190)	—	—	138	(190)
Return on plan assets, excluding interest income	—	—	(160)	32	(160)	32
Total remeasurement (gains) losses	47	(285)	(160)	32	(113)	(253)
Other movements:
Contributions by the Group	—	—	(7)	(14)	(7)	(14)
Benefits paid by the plans	(352)	(300)	352	300	—	—
Business disposals	—	(657)	—	648	—	(9)
Effect of movements in exchange rates	(5)	(5)	2	9	(3)	4
Total other movements	(357)	(962)	347	943	(10)	(19)
Balance as of December 31	5,076	4,899	(4,091)	(3,932)	985	967

Comprised of:
Pactiv Retirement Plan	4,616	4,635	(3,784)	(3,770)	832	865
Other plans	445	264	(307)	(162)	138	102
	5,061	4,899	(4,091)	(3,932)	970	967
Plans associated with assets held for sale	15	—	—	—	15	—
Balance as of December 31	5,076	4,899	(4,091)	(3,932)	985	967

Comprised of:
Funded plans					925	904
Plans associated with assets held for sale					15	—
Unfunded plans					45	63
Total net pension benefits liability					985	967

Included in the statements of financial position as:
Employee benefits liabilities					970	967
Liabilities directly associated with assets held for sale					15	—
Total net pension benefits liability					985	967

The Group's pension plans had a weighted average duration of 10 years (2015: 10 years).

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

For the year ended December 31, 2014, the Group recognized remeasurement losses of $704 million directly in other comprehensive income. The losses were comprised of $421 million of losses from changes in demographic assumptions and $412 million of losses from changes in financial assumptions, partially offset by $129 million from gains on plan assets, excluding interest.

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Cost of sales	14	15	14
General and administration expenses	127	69	33
Total plan net expense from continuing operations	141	84	47
Discontinued operations	—	2	11
Total plan net expense	141	86	58

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2014 was comprised of current service cost of $20 million, administrative expense of $18 million and interest expense of $221 million, partially offset by interest income of $201 million.

During the year ended December 31, 2016, the plan net expense of the Pactiv Retirement Plan was $63 million (2015: $65 million; 2014: $31 million).

During the year ended December 31, 2016, the Pactiv Retirement Plan settled retirement benefits with certain vested members through a voluntary lump-sum buyout of their benefits, resulting in the payment of $43 million to those who elected to receive the buyout and a settlement gain of $7 million which is included in the plan expense for 2016.

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2016	2015
Equity instruments	2,818	2,511
Debt instruments	649	622
Property	447	312
Other	177	487
Total plan assets	4,091	3,932

Approximately 93% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) $2,615 million of exposure to equity markets, which includes exposure to $1,823 million of U.S. equities held through a combination of listed equities and equity index derivatives, and exposure to approximately $563 million of non-U.S. equities held through unlisted index funds; (ii) $597 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $409 million of exposure to property held through unlisted commingled funds.

Included in the value of the Pactiv Retirement Plan equity instruments is approximately $900 million of cash and short-term investments, including short-term government bonds, reflecting the amounts set aside for the notional value of the equity instruments underlying the derivatives.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2016 and 2015, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2016	2015	2014
Discount rates at December 31	0.6% - 8.0%	0.8% - 7.3%	0.7% - 7.0%
Future salary increases	0.0% - 7.0%	0.0% - 7.0%	0.0% - 7.0%
Future pension increases	0.0% - 3.7%	0.0% - 4.0%	0.0% - 4.0%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2016 and 2015 was 4.1% and 4.4%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2016 for 2016 and projection scale MP-2015 for 2015.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	(7)	6
Effect on the defined benefit obligation	(254)	278

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

17.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 7.0% for the year ended December 31, 2016 and 8.0% for the years ended December 31, 2015 and 2014.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2016 for 2016 and projection scale MP-2015 for 2015.

The Group expects to contribute $6 million to the post-employment medical benefit plans during the annual period ending December 31, 2017.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2016	2015
Liability for post-employment medical obligations as of the beginning of the year	111	122
Included in profit or loss:
Current service cost	1	2
Interest cost	4	5
Total expense recognized in profit or loss	5	7
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(7)	(11)
Actuarial (gains) losses from changes in financial assumptions	2	(2)
Total remeasurement (gains) losses	(5)	(13)
Other movements:
Benefits paid by the plans	(6)	(5)
Total other movements	(6)	(5)
Liability for post-employment medical obligations as of the end of the year	105	111

For the year ended December 31, 2014, the Group recognized benefit plan expense of $5 million related to post-employment medical obligations. The benefit plan expense was comprised of $2 million of current service cost and $5 million of interest cost, offset by a gain from past service cost of $2 million.

For the year ended December 31, 2014, the Group recognized a remeasurement loss of $10 million directly in other comprehensive income. The loss was comprised of $7 million from changes in financial assumptions and $3 million from changes in demographic assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	2	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one-half percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	(6)	6

17.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2016, the Group recorded expense of $62 million (2015: $62 million; 2014: $55 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

17.5    Multi-employer plans

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
The most significant of the multi-employer pension plans in which the Group participated was the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participated. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. In December 2016, the Group and PIUMPF formally agreed and signed a Settlement Agreement and Release, which settles all prior matters relating to the pension withdrawal liability. The Group and PIUMPF agreed to a settlement of $88 million, which was less than the previously-notified funding obligation, to be paid over 20 years reduced by amounts previously paid in 2015 and 2014. As a result, the Group has a liability of $63 million as of December 31, 2016 ($78 million as of December 31, 2015) for the present value of such future payments. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 14, 2017, the Group has not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has a withdrawal liability of $9 million for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of approximately $4 million annually over the next 19 years.
18.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers' compensation	Other	Total
Balance as of December 31, 2015	39	7	43	37	126
Provisions made	1	40	20	10	71
Provisions used	(1)	(20)	(16)	(19)	(56)
Provisions reversed	—	—	—	(2)	(2)
Other transfers	—	3	—	(2)	1
Balance as of December 31, 2016	39	30	47	24	140
Current	1	24	29	11	65
Non-current	38	6	18	13	75
Total provisions as of December 31, 2016	39	30	47	24	140
Current	2	6	26	21	55
Non-current	37	1	17	16	71
Total provisions as of December 31, 2015	39	7	43	37	126

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Other provisions

Other provisions as of December 31, 2016 included $7 million of environmental remediation programs (2015: $8 million) and $3 million of onerous leases (2015: $6 million). Other provisions as of December 31, 2015 also included a $12 million indemnification reserve.

19.    Equity

19.1    Share capital

The reported share capital balance as of December 31, 2016 is that of the Company.

Further information regarding the Company's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2016	2015	2014
Balance at the beginning of the year	382,995	425,550	10,170
Repurchase of shares	—	(42,555)	—
Conversion of shares	—	—	415,380
Balance at the end of the year	382,995	382,995	425,550

On November 16, 2015, the Company repurchased and canceled 42,555 class J shares for consideration of $123 million from RGHL, its sole shareholder.

For the period from January 1, 2014 to February 19, 2014, the Company had 10,170 common shares on issue. Each share had a par value of €31 per share, and was fully paid.

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

19.2    Dividends

There were no dividends declared or paid by the Company during any years presented.

19.3    Capital management

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

20.    Financial risk management

20.1    Overview

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
For the year ended December 31, 2016

Monthly combined treasury reports are prepared for the Directors and officers of the Group, who ensure compliance with the risk management policies and procedures.

20.2    Market risk

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

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2016:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency forwards	Sell	CA$	95,945,000		$1.3146 - 1.3558	Jan 2017 - Sep 2017

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2016, the Group recognized an unrealized loss of $4 million (2015: unrealized gain of $2 million; 2014: unrealized gain of $3 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2016, the Group recognized a realized loss of $6 million (2015: realized gain of $14 million; 2014: realized gain of $1 million) as a component of net other income (expenses) in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2016, would have resulted in no change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

The Group is exposed to foreign currency exchange risk on certain intercompany borrowings between certain of its entities with different functional currencies.
The Group is also exposed to foreign currency exchange risk with respect to the contingent proceeds of up to €25 million related to the sale of SIG.

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

The following table sets out the Group's interest rate risk repricing profile:

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2016
Fixed rate instruments
Borrowings	(7,443)	(303)	(21)	(4,232)	(2,887)
Total fixed rate instruments	(7,443)	(303)	(21)	(4,232)	(2,887)
Floating rate instruments
Cash and cash equivalents	932	932	—	—	—
Related party receivables	45	45	—	—	—
Borrowings	(4,735)	(4,735)	—	—	—
Total floating rate instruments	(3,758)	(3,758)	—	—	—
Total	(11,201)	(4,061)	(21)	(4,232)	(2,887)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Fixed rate instruments
Related party borrowings	(1,232)	(642)	(590)	—	—
Borrowings	(9,846)	(22)	(992)	(6,353)	(2,479)
Total fixed rate instruments	(11,078)	(664)	(1,582)	(6,353)	(2,479)
Floating rate instruments
Cash and cash equivalents	1,976	1,976	—	—	—
Borrowings	(2,765)	(2,765)	—	—	—
Total floating rate instruments	(789)	(789)	—	—	—
Total	(11,867)	(1,453)	(1,582)	(6,353)	(2,479)

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

The underlying rate for the Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2016, the three-month Dollar LIBO Rate was 0.88%. In July 2016, the Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for the Credit Agreement are the one-month LIBOR and EURIBOR, which as of December 31, 2016 were 0.77% and (0.37)%, respectively. Based on the Group's outstanding debt commitments as of December 31, 2016, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $26 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would have no impact on interest expense on the U.S. or European term loans due to the LIBOR and EURIBOR floors under the Credit Agreement.

The interest rate on the Securitization Facility as of December 31, 2016 was 2.79%. Based on the Group's outstanding debt commitments under our Securitization Facility as of December 31, 2016, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

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

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2016:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Resin swaps	kiloliter	7,800	JPY 35,000 - JPY 38,900	Jan 2017 - Dec 2017
Aluminum swaps	metric tonne	38,979	$1,563 - $2,159	Jan 2017 - Dec 2018*
Aluminum Midwest Premium swaps	pound	43,218,432	$0.07 - $0.10	Jan 2017 - Dec 2018*
Natural gas swaps	million BTU	2,873,789	$2.20 - $3.30	Jan 2017 - Dec 2017
Ethylene swaps	pound	2,152,533	$0.32 - $0.32	Jan 2017 - Apr 2017
Paraxylene swaps	pound	944,827	$0.43 - $0.44	Jan 2017 - Mar 2017
Polymer-grade propylene swaps	pound	27,897,660	$0.35 - $0.46	Jan 2017 - Jun 2017
Benzene swaps	U.S. liquid gallon	11,090,156	$2.20 - $2.60	Feb 2017 - Sep 2017
Diesel swaps	U.S. liquid gallon	5,291,262	$2.30 - $2.63	Jan 2017 - Dec 2017
Low-density polyethylene swaps	pound	12,000,000	$0.81 - $0.81	Jan 2017 - Dec 2017

*	Includes a swap that hedges the price of aluminum for a private label customer contract that expires in December 2018.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2016, the Group recognized an unrealized gain of $22 million (2015: unrealized gain of $112 million; 2014: unrealized loss of $134 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2016, the Group recognized a realized loss of $17 million (2015: realized loss of $182 million; 2014: realized loss of $2 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2016, would have resulted in no change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

20.3    Credit risk

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
For the year ended December 31, 2016

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

20.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

As discussed above, in July 2016, the Group entered into an interest rate swap to mitigate interest rate risk exposure associated with the Floating Rate Senior Secured Notes due 2021. As of December 31, 2016, the interest rate swap had a fair value of $23 million.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12 month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2016, the Group had $932 million of cash and cash equivalents on hand.

The Group generates sufficient cash flows from its operating activities to meet its obligations arising from its financial liabilities. It also has credit lines in place to cover potential shortfalls. As of December 31, 2016, the Group had undrawn lines of credit under the revolving facilities of the Credit Agreement totaling $235 million. In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2016
Non-derivative financial liabilities
Trade and other payables	(1,134)	(983)	(983)	—	—	—
Borrowings, including interest	(12,070)	(15,729)	(1,391)	(1,335)	(6,056)	(6,947)
	(13,204)	(16,712)	(2,374)	(1,335)	(6,056)	(6,947)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	5	7	7	—	—	—
Outflows	—	(2)	(2)	—	—	—
	5	5	5	—	—	—
Total	(13,199)	(16,707)	(2,369)	(1,335)	(6,056)	(6,947)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2015
Non-derivative financial liabilities
Trade and other payables	(1,152)	(954)	(954)	—	—	—
Related party borrowings	(1,227)	(1,322)	(714)	(608)	—	—
Borrowings, including interest	(12,534)	(16,363)	(1,195)	(5,059)	(7,331)	(2,778)
	(14,913)	(18,639)	(2,863)	(5,667)	(7,331)	(2,778)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	—	7	7	—	—	—
Outflows	(13)	(20)	(20)	—	—	—
	(13)	(13)	(13)	—	—	—
Total	(14,926)	(18,652)	(2,876)	(5,667)	(7,331)	(2,778)

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

20.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2016
Assets
Cash and cash equivalents	—	932	—	932	932
Current and non-current receivables	—	1,112	—	1,112	1,112
Derivative financial assets:
Commodity derivatives	6	—	—	6	6
Foreign currency derivatives	1	—	—	1	1
Interest rate swap derivatives	24	—	—	24	24
Embedded derivatives	233	—	—	233	233
Total assets	264	2,044	—	2,308	2,308
Liabilities
Trade and other payables	—	—	(1,134)	(1,134)	(1,134)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity derivatives	(2)	—	—	(2)	(2)
Interest rate swap derivatives	(1)	—	—	(1)	(1)
Borrowings	—	—	(12,070)	(12,070)	(12,454)
Total liabilities	(3)	—	(13,244)	(13,247)	(13,631)

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2015
Assets
Cash and cash equivalents	—	1,976	—	1,976	1,976
Current and non-current receivables	—	1,118	—	1,118	1,118
Derivative financial assets:
Commodity derivatives	1	—	—	1	1
Foreign currency derivatives	6	—	—	6	6
Embedded derivatives	99	—	—	99	99
Total assets	106	3,094	—	3,200	3,200
Liabilities
Trade and other payables	—	—	(1,152)	(1,152)	(1,152)
Non-current payables	—	—	(44)	(44)	(44)
Derivative financial liabilities:
Commodity derivatives	(19)	—	—	(19)	(19)
Foreign currency derivatives	(1)	—	—	(1)	(1)
Related party borrowings	—	—	(1,227)	(1,227)	(1,210)
Borrowings	—	—	(12,534)	(12,534)	(12,679)
Total liabilities	(20)	—	(14,957)	(14,977)	(15,105)

The methods used in determining fair values of financial instruments are disclosed in note 3.3 and note 3.4.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

20.6    Fair value measurements recognized in the statement of comprehensive income

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2016
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	4	—	4
Foreign currency derivatives, net	—	1	—	1
Interest rate swap derivatives, net	—	23	—	23
Embedded derivatives	—	233	—	233
Total	—	261	—	261

As of December 31, 2015
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(18)	—	(18)
Foreign currency derivatives, net	—	5	—	5
Embedded derivatives	—	99	—	99
Total	—	86	—	86

There were no transfers between any levels during the years ended December 31, 2016 and 2015. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

21.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is RGHL, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2016	2015	2014
Short-term employee benefits	17	11	11
Long-term employee benefits	4	—	1
Total compensation expense to key management personnel	21	11	12

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2016, 2015 and 2014.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2016	2015	2014	2016	2015
Balances and transactions with immediate and ultimate parent entities
Included in trade and other receivables, net				45	—
Loans advanced(a)	45	—	—
Included in related party and other non-current receivables				—	—
Loans advanced(b)	—	—	70
Interest income	—	4	—
Included in trade and other payables				(13)	—
Management fee(c)	(13)	—	—
Tax loss transfer	(16)	—	—

Balances and transactions with joint ventures
Included in trade and other receivables, net				9	6
Sale of goods and services(d)(e)	24	52	196

Balances and transactions with Rank Group Limited
Included in trade and other payables				—	—
Recharges(f)	—	(12)	(5)

Balances and transactions with Rank Group North America Inc.
Included in trade and other receivables, net				—	1
Recharges	4	5	6
Included in trade and other payables				—	—
Recharges	(15)	(15)	(17)

Balances and transactions with BP II
Included in trade and other payables				—	—
Recharges	(3)	—	—
Included in borrowings(g)				—	(1,230)
Interest expense	(47)	(71)	(72)

Balances and transactions with other related parties
Included in trade and other receivables, net				1	—
Sale of goods	—	1	4
Recharges	3	1	2
Included in trade and other payables				—	(1)
Purchase of goods(e)(h)	—	—	(39)

(a)
On June 6, 2014, the Group lent $39 million to RGHL. The advance due accrued interest at a rate of 3.00%. On November 14, 2014, the Group lent the euro equivalent of $31 million to RGHL. The advance due accrued interest at a rate of 5.80%. These loans were settled on December 16, 2015.

(b)
On November 17, 2016, the Group lent $30 million to RGHL. The advance due accrued interest at a rate of 3.25% plus one-month Dollar LIBOR. The loan is repayable on December 31, 2017 or such other date as agreed by the borrower and lender. During the year ended December 31, 2016, interest was charged at 3.88%. On December 22, 2016, the Group lent $15 million to RGHL. The advance due accrued interest at a rate of 3.25% plus one-month Dollar LIBOR. The loan is repayable on December 31, 2017 or such other date as agreed by the borrower and lender. During the year ended December 31, 2016, interest was charged at 3.88%.

(c)
In 2016, the Group entered into a service agreement with RGHL for management, consulting, monitoring and advisory services. This has an automatic annual renewal, unless either party provides notice 30 days prior to expiry. Services are charged based on costs incurred plus a mark-up.

(d)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

(e)	Includes related party transactions entered into by SIG before its sale in March 2015.

(f)
Represents certain costs paid by Rank Group Limited on behalf of the Group that were subsequently recharged to the Group. These charges are for various costs incurred including services provided, financing and other activities.

(g)	Refer to note 16 for further details on the Group's borrowings with BP II.

(h)	Includes transactions with an entity sold to a non-related party in December 2014 while under common ownership.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

22.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2016	2015	2016

Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.R.L.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A. (in liquidation) (a)	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited (in liquidation)(a)	Dec-31	China	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Dongguan Pactiv Packaging Co., Ltd. (c)	Dec-31	China	—	51	—
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging Trading (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Techne Machineries Foshan Ltd	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador, S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company Oy	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Omni-Pac GmbH Verpackungsmittel	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv Forest Products GmbH (d)	Dec-31	Germany	—	100	—
Pactiv-Omni Germany Holdings GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Graham Packaging Company Italia S.r.l.	Dec-31	Italy	100	100	100
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Ltd.	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) III S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) IV S.à r.l.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) V S.A.	Dec-31	Luxembourg	100	100	100
Beverage Packaging Holdings (Luxembourg) VI S.à r.l.	Dec-31	Luxembourg	100	100	100
Evergreen Packaging (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
Reynolds Group Issuer (Luxembourg) S.A.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovacioìn y Asesorìa en Plastico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closure Systems International Nepal Private Limited	Jul-31	Nepal	100	100	100
BPTE B.V. (d)	Dec-31	Netherlands	—	100	—
Closure Systems International B.V.	Dec-31	Netherlands	100	100	100
Evergreen Packaging International B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Company B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Reynolds Packaging International B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland Sp. z o.o.	Dec-31	Poland	100	100	100
Omni Pac Poland Sp. z o.o.(d)	Dec-31	Poland	—	100	—
CSI Vostok Limited Liability Company (in liquidation) (a)	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi	Dec-31	Turkey	100	100	100
Closure Systems International (UK) Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Ivex Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
J. & W. Baldwin (Holdings) Limited(d)	Jun-30	United Kingdom	—	100	—
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Reynolds Consumer Products (UK) Limited(d)	Dec-31	United Kingdom	—	100	—
Reynolds Subco (UK) Limited(d)	Dec-31	United Kingdom	—	100	—
The Baldwin Group Limited(d)	Jun-30	United Kingdom	—	100	—
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Beverage Packaging Holdings II Issuer Inc.(d)	Dec-31	U.S.A.	—	100	—
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GEC Packaging Technologies LLC (e)	Dec 31	U.S.A.	100	—	100
GPC Holdings LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Acquisition Corp.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics Inc.	Dec-31	U.S.A.	100	100	100
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A. (in liquidation)(a)	Dec-31	Venezuela	100	100	100

(a)	In voluntary liquidation/strike off.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Sold during the year.

(d)	Voluntarily liquidated/deregistered/dissolved during the year.

(e)	Incorporated during the year.

23.    Business combinations

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

24.    Operating leases

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2016	2015
Less than one year	103	100
Between 1 and 5 years	239	213
More than 5 years	76	65
Total	418	378

During the year ended December 31, 2016, $114 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2015: $124 million; 2014: $131 million).

25.    Capital commitments

As of December 31, 2016, the Group had entered into contracts to incur capital expenditures of $95 million (2015: $62 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

26.    Contingencies

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2016, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2016, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

Beverage Packaging Holdings (Luxembourg) I S.A.
Notes to the consolidated financial statements
For the year ended December 31, 2016

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 16 for additional information).

27.    Subsequent events

On January 13, 2017, RGHL and the Group issued a notice of redemption for all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 to be repaid on February 15, 2017 at a redemption price of 102.750% plus accrued and unpaid interest.

On February 7, 2017, RGHL and the Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. The net effect resulted in a 0.25% reduction in the current margin applicable to the outstanding U.S. and European term loans and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000%. The amended Credit Agreement continues to include an additional reduction in interest rates of 0.25% upon certain upgrades in RGHL and the Group’s credit rating.

Other than as disclosed herein, there have been no events subsequent to December 31, 2016 which would require accrual or disclosure in these consolidated financial statements.