Form 20-F
period 2017-12-31
Reynolds Group Holdings Ltd
filed 2018-02-14
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
☑ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer," "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                                                      ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Reynolds Group Holdings Limited
(Registrant)

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
February 13, 2018

ANNUAL REPORT
For the fiscal year ended December 31, 2017

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

We have prepared this annual report pursuant to (i) the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to those of our outstanding notes covered by effective registration statements filed with the United States Securities and Exchange Commission (the “SEC”), (ii) the requirements of the indentures governing certain of our outstanding notes that are not covered by an effective registration statement filed with the SEC, and (iii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC, comprised of:

•	the 5.750% Senior Secured Notes due 2020; and

•	the 6.875% Senior Secured Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	the Floating Rate Senior Secured Notes due 2021;

•	the 5.125% Senior Secured Notes due 2023;

•	the 7.000% Senior Notes due 2024; and

•	the 6.400% Notes due 2018, the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027 (collectively, the "Pactiv Notes").

The senior secured notes are referred to as the "Reynolds Senior Secured Notes." The senior notes are referred to as the "Reynolds Senior Notes." The Reynolds Senior Secured Notes and the Reynolds Senior Notes are collectively referred to as the "Reynolds Notes."

The indentures governing these notes, as well as our Credit Agreement, are described more fully in this annual report.

Change in Corporate Structure

During the year ended December 31, 2017, (i) Beverage Packaging Holdings (Luxembourg) II S.A. was liquidated; and (ii) Beverage Packaging Holdings (Luxembourg) I S.A. and certain of its subsidiaries that were incorporated in either the Netherlands or Luxembourg converted to companies governed by the laws of New Zealand. In connection with these conversions, among others:

•	Beverage Packaging Holdings (Luxembourg) I S.A. changed its name to Beverage Packaging Holdings I Limited ("BP I");

•	Beverage Packaging Holdings (Luxembourg) III S.à r.l. changed its name to Beverage Packaging Holdings III Limited ("BP III"); and

•	Reynolds Group Issuer (Luxembourg) S.A. changed its name to Reynolds Group Issuer (New Zealand) Limited ("NZ Issuer").

Non-GAAP Financial Measures

In this annual report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets and asset impairments and write-downs and equity method profit not distributed in cash. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this annual report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

We operate through five segments:

•	Reynolds Consumer Products, which manufactures branded and store branded consumer products including aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware;

•	Pactiv Foodservice, which manufactures foodservice and food packaging products;

•	Graham Packaging, which designs and manufactures blow-molded plastic containers for consumer products;

•	Evergreen, which manufactures fresh carton packaging for beverage products, primarily for the juice and milk markets; and

•
Closures, which manufactures plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily for the carbonated soft drink, non-carbonated soft drink and bottled water markets.

On March 13, 2015, we completed the sale of our SIG segment to Onex Corporation. We received net cash proceeds of $4,149 million, including the settlement of final closing adjustments. In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2015. In June 2017, an additional amount of €10 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2016. All eligible earn-out proceeds have now been received.

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

The table below summarizes the selected financial information and audited consolidated financial statements that are presented herein, prepared in accordance with IFRS as issued by the IASB:

	Year Ended December 31,
	2017	2016	2015	2014	2013
RGHL Group	Consolidated financial statements as of and for the year ended December 31, 2017	Consolidated financial statements as of and for the year ended December 31, 2016	Consolidated financial statements for the year ended December 31, 2015 and selected financial information as of December 31, 2015	Selected financial information as of and for the year ended December 31, 2014	Selected financial information as of and for the year ended December 31, 2013
BP I Group(1)	Consolidated financial statements as of and for the year ended December 31, 2017	Consolidated financial statements as of and for the year ended December 31, 2016	Consolidated financial statements as of and for the year ended December 31, 2015	N/A	N/A

(1)
Included in this annual report pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of BP I constitutes a substantial portion of the collateral that secures the Reynolds Notes.

Selected Historical Financial Data

RGHL Group

The selected historical consolidated financial data of the RGHL Group as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been derived from the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. The selected historical consolidated financial information of the RGHL Group as of December 31, 2015, 2014 and 2013 and for the years ended December 31, 2014 and 2013 have been derived from the RGHL Group's audited consolidated financial statements, as adjusted for certain items in accordance with IFRS, which are not included in this annual report.

The following information should be read in conjunction with the RGHL Group's audited consolidated financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “ — Risk Factors.”

(In $ million)	2017	2016	2015	2014(1)	2013
Income Statement Data
Revenue	10,524	10,646	11,178	11,666	11,752
Gross profit	2,322	2,387	2,200	2,016	2,081
Profit from operating activities	1,222	1,145	1,246	974	946
Net financial expenses	(701)	(873)	(1,540)	(1,449)	(1,216)
Profit (loss) from continuing operations before income tax	521	272	(294)	(475)	(270)
Income tax (expense) benefit	(81)	(105)	(60)	70	(4)
Profit (loss) from continuing operations	440	167	(354)	(405)	(274)
Profit (loss) from discontinued operations, net of income tax	(1)	(6)	2,672	105	206
Profit (loss) for the year	439	161	2,318	(300)	(68)
Balance Sheet Data
Cash and cash equivalents	617	932	1,977	1,588	1,490
Trade and other receivables, net	1,136	1,051	1,095	1,176	1,508
Inventories	1,370	1,245	1,262	1,453	1,647
Assets held for sale	144	26	1	2,767	36
Property, plant and equipment	2,923	3,010	3,184	3,412	4,353
Intangible assets	9,659	9,902	10,192	10,499	12,055
Total assets	16,682	16,954	18,491	21,750	22,383
Trade and other payables — current	1,116	1,182	1,205	1,396	1,799
Liabilities directly associated with assets held for sale	34	23	—	739	38
Borrowings — current	470	746	977	478	471
Borrowings — non-current	10,919	11,325	12,785	17,380	17,466
Total liabilities	15,030	15,997	17,694	22,875	22,614
Net assets (liabilities)	1,652	957	797	(1,125)	(231)
Other Data
Cash provided from (used in):
Operating activities	840	876	654	881	785
Investing activities	(359)	(157)	3,820	(548)	(764)
Financing activities	(785)	(1,749)	(4,156)	(96)	(101)
Capital expenditures	410	324	381	687	724
EBITDA from continuing operations	1,896	1,852	1,960	1,772	1,799
Adjusted EBITDA from continuing operations	2,078	2,103	2,019	1,935	2,068
Ratio of earnings to fixed charges(2)	1.8x	1.3x	—	—	—

(1)
The assets and liabilities related to SIG as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position. Refer to note 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)
The ratio of earnings to fixed charges is calculated by dividing earnings from continuing operations before income taxes by fixed charges of continuing operations. For the years presented, fixed charges consisted of interest expense, amortization and the write-off of deferred financing costs and original issue discount, and management's estimate of interest within rent expense using an approximate interest factor. Due to pre-tax losses for the years ended December 31, 2015, 2014 and 2013, the ratio coverage was less than 1.0x. The RGHL Group would have needed to generate additional earnings of $299 million, $480 million and $276 million in 2015, 2014 and 2013, respectively, in order to achieve a ratio coverage of 1.0x.

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

Many of our products are packaging for products manufactured by other companies, so demand for our products is directly affected by consumer consumption of the products sold in the packages we produce. General economic conditions affect consumption in Graham Packaging's, Evergreen's and Closures' primary end-use markets, including beverage products, such as milk, other dairy products, juices, bottled water and carbonated and non-carbonated soft drinks, as well as the liquid food market and other packaged consumer products. Reynolds Consumer Products depends on the market conditions in the retail industry and consumer demand for its products which are also affected by general economic conditions. Similarly, demand for our Pactiv Foodservice products is impacted by market conditions in the foodservice industry, including restaurant demand.

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

Although in some of our businesses capital costs are significant and there are intellectual property and technological barriers to entry, in addition to existing suppliers, we also face the threat of competition from new entrants to our markets. To the extent there are new entrants, increasing or even maintaining our market shares or margins may be more difficult. In addition to other suppliers of similar products, our businesses also face competition from packaging made from other substrates. The prices that we can charge for our products are therefore constrained by the availability and cost of substitutes.

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

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the United States Environmental Protection Agency (“EPA”) is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand. Additionally, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as "Boiler MACT." Evergreen currently estimates capital costs to comply with the final Boiler MACT rules to be approximately $52 million; approximately $51 million of such costs will be spent in connection with the boiler at its Canton, North Carolina mill and $1 million in costs will be incurred in connection with a boiler at its Pine Bluff, Arkansas mill. As of December 31, 2017, approximately $43 million of Boiler MACT-related costs had been incurred. Evergreen expects to incur the remaining Canton costs by 2019. Evergreen does not expect either the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

We regularly review our businesses to identify opportunities to reduce our costs. When we identify such opportunities, we may develop a restructuring or cost savings program to attempt to capture those savings. We may not be able to realize some or all of the cost savings we expect to achieve in the future as a result of our restructuring and cost savings programs in the time frame we anticipate. A variety of factors could cause us not to realize some of the expected cost savings, including, among others, delays in the anticipated timing of activities related to our cost savings programs, lack of sustainability in cost savings over time, unexpected costs associated with operating our business, and lack of ability to eliminate duplicative back office overhead and redundant selling, general and administrative functions, obtain procurement related savings, rationalize our distribution and warehousing networks, rationalize manufacturing capacity and shift production to more economical facilities and avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

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

While we manufacture most of our products in a number of diversified facilities, a loss of the use of all or a portion of any of our key manufacturing facilities due to an accident, labor issues, weather conditions, natural disaster or otherwise could have a material adverse effect on our financial condition or results of operations. In addition, certain of our products are produced at only one or at a small number of facilities, increasing the risks associated with a loss of use of such facilities. Examples of events that have caused plant shut-downs or disrupted production include (i) in September 2012, we ceased foil rolling operations at our Louisville, Kentucky plant (the only plant at which we perform the foil rolling phase of our foil manufacturing process) for 13 days because of a potential risk that we could have exceeded the limit under the plant's air emissions permit, (ii) storm damage and flooding from Hurricane Sandy in October 2012 at Pactiv Foodservice's Kearny, New Jersey plant, where injection molded products were manufactured, that led to the closure of that plant and the relocation of such production to other facilities, and (iii) a fire in May 2013 at Pactiv Foodservice's facility in Macon, Georgia, which manufactures molded fiber products (primarily egg cartons), that caused that plant to be closed for repairs until 2014. Other facilities have from time to time been impacted by adverse weather and other natural events, and while to date no such event has had a material adverse effect on our business, the prolonged loss of a key manufacturing facility could have such an effect.

Future government regulations and judicial decisions affecting products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products.

Government regulations and judicial decisions that affect the products we produce or the products contained in or sealed with the packaging, caps or closures we produce could significantly reduce demand for our products. For example, several cities have banned the sale of polystyrene foam products. Other jurisdictions have imposed taxes on products bottled or packaged in our products which has affected the sales of our products. Future legislation could also limit the use of our products or impose certain taxes on the use of our products. Such legislation could significantly reduce demand for many of our products and adversely affect our sales.

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

Additionally, Reynolds Consumer Products, Pactiv Foodservice, Graham Packaging and Closures rely on a relatively small number of customers for a significant portion of their revenue. In 2017, (i) Reynolds Consumer Products' top ten customers accounted for 68% of its revenue, with one customer accounting for 39% of revenue, (ii) Pactiv Foodservice's top ten customers accounted for 53% of its revenue, with two customers, one of which was Reynolds Consumer Products, accounting for 13% and 11% of revenue, (iii) Graham Packaging's top ten customers accounted for 50% of its revenue, with one customer accounting for 10% of revenue, and (iv) Closures' top ten customers accounted for 51% of its revenue, with one customer accounting for 11% of the segment’s total revenue. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

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

Our largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results of operations compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations, (ii) governmental regulations related to funding of retirement plans in the United States and foreign countries, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Additionally, we have merged certain other plans into the Pactiv Retirement Plan. As of December 31, 2017, Pactiv's U.S. pension plan was underfunded by approximately $764 million and subsequent adverse financial market performance and decreases in interest rates may significantly increase this deficit. Future contributions to our pension plans, including Pactiv's U.S. pension plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

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

The global scope of our operations and our corporate and financing structure may expose us to potentially adverse tax consequences.

We are subject to taxation in and to the tax laws and regulations of multiple jurisdictions as a result of the global scope of our operations and our corporate and financing structure. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition and results of operations. In addition, the tax authorities in any applicable jurisdiction, including the United States, may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness, including the Reynolds Notes, intercompany loans and guarantees. If any applicable tax authorities, including the U.S. tax authorities, were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes on internal deemed transfers or other consequences that could have a material adverse effect on our business, financial condition and results of operations.

Our access to trade receivable financings could adversely impact our liquidity.

On March 22, 2017, the RGHL Group entered into a new $600 million receivables loan and security agreement (the "2017 Securitization Facility"). As of December 31, 2017, the RGHL Group had drawn $420 million under this facility. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The funding base may vary, on a monthly basis, throughout the term of the 2017 Securitization Facility. To the extent the amount of eligible trade receivables decreases, we may be required to pay down existing borrowings under the 2017 Securitization Facility, which could require us to use cash on hand or revolver availability which may not be available or may be more expensive than borrowings under the 2017 Securitization Facility.

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

As of December 31, 2017, our Graham Packaging segment had goodwill of $1,412 million. We performed an impairment analysis based upon forecasted discounted cash flows and future EBITDA and earnings multiple estimates as compared to current carrying values. As a result of the goodwill impairment test, we determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 4%. A change of approximately 2% in the forecasted EBITDA, forecasted cash flows, discount rate or the estimated earnings multiple for Graham Packaging could result in a goodwill impairment.

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

We have a substantial amount of outstanding indebtedness, which totaled $11,440 million as of December 31, 2017, comprised of the outstanding principal amounts of our borrowings. Refer to note 16 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for details of the RGHL Group’s borrowings as of December 31, 2017.

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

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million, subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement, other senior secured loans and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the total secured leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis.

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

These restrictive covenants could have an adverse effect on our business by limiting our ability to take advantage of financing, mergers and acquisitions, joint ventures or other corporate opportunities. In addition, the Credit Agreement contains, and our future indebtedness may contain, other and more restrictive covenants and also prohibits us from prepaying certain of our other indebtedness prior to discharge of the Credit Agreement or such future indebtedness. The Credit Agreement contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant operates for the benefit of the revolver lenders and issuing banks only, and applies if the aggregate revolving credit exposure (excluding any exposure in respect of undrawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total commitments under the revolving credit facility on such day. Our future indebtedness may contain similar or other financial ratios set at levels determined by us and our future lenders. The ability to meet the leverage ratio could be affected by a deterioration in our operating results, as well as by events beyond our control, including increases in raw material prices and unfavorable economic conditions, and we cannot assure you that the leverage ratio will be met. It may be necessary to obtain waivers or amendments with respect to covenants under the indentures governing the Reynolds Notes and in the terms of the Credit Agreement or our future indebtedness from time to time, but we cannot assure you that we will be able to obtain such waivers or amendments. A breach of any of these covenants, leverage ratio or restrictions could result in an event of default under the indentures governing the Reynolds Notes or in the terms of the Credit Agreement or our future indebtedness and any of our other indebtedness or result in cross-defaults under certain of our indebtedness. Upon the occurrence of an event of default under the indentures governing the Reynolds Notes, the terms of the Credit Agreement or such other indebtedness, the lenders could terminate their commitment to lend and elect to declare all amounts outstanding under such indebtedness, together with accrued interest, to be immediately due and payable. If the lenders accelerate the payment of that indebtedness or foreclose on the assets securing that indebtedness, including the collateral, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness then outstanding, including the Reynolds Notes.

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

As of December 31, 2017, we had $11,440 million of outstanding indebtedness, comprised of the outstanding principal amounts of our borrowings. Our annual cash interest obligations for 2018 on our Credit Agreement, the Reynolds Notes, the 2017 Securitization Facility, the Pactiv Notes and our other indebtedness are expected to be $608 million, assuming interest on our floating rate debt continues to accrue at the current interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. Any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Reynolds Notes. In addition, we may want or need to refinance some or all of our indebtedness prior to maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing the Reynolds Notes and the terms of the Credit Agreement restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. We cannot assure you that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

Mr. Graeme Hart, our strategic owner, controls us through a number of holding companies and may have conflicts of interest with the holders of our debt or us in the future.

Mr. Graeme Hart indirectly owns all of our common stock and the actions he is able to undertake as our sole ultimate shareholder may differ from or adversely affect the interests of our debt holders. Because Mr. Hart ultimately controls our voting shares and those of all of our subsidiaries, he has and will continue to have the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as to elect our directors and those of our subsidiaries, to change our management and to approve any other changes to our operations. Additionally, Mr. Hart is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete, directly or indirectly, with us. Mr. Hart may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Finally, because none of our equity securities are listed on a securities exchange in the United States, we are not subject to certain of the corporate governance requirements of a U.S. securities exchange, including any requirement to have any independent directors.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A portion of our outstanding debt, including the indebtedness we have incurred under the Credit Agreement, the Floating Rate Senior Secured Notes due 2021 and the 2017 Securitization Facility and, potentially, our future indebtedness, bears interest at variable rates. As of December 31, 2017, we had $4,746 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Reynolds Notes and our other debt obligations. The impact on us of such an increase would be more significant than it would be on some other companies because of our substantial debt.

The Reynolds Notes are joint and several obligations of a New Zealand-based limited liability company, a U.S.-based corporation and a U.S.-based limited liability company, each having no independent operations or subsidiaries, and as a result, the Reynolds Notes Issuers' ability to service the Reynolds Notes is dependent on cash flow generated by members of the RGHL Group and their ability and willingness to make distributions to the Reynolds Notes Issuers.

Reynolds Group Issuer Inc. ("U.S. Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and it has no material assets. Reynolds Group Issuer LLC ("U.S. Co-Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. The NZ Issuer, (together with the U.S. Issuer and the U.S. Co-Issuer, the “Reynolds Notes Issuers”), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. As a result of the foregoing, the Reynolds Notes Issuers' cash flows and their ability to service their indebtedness, including their ability to pay the interest and principal amount in respect of the Reynolds Notes when due, depend on the performance of the RGHL Group and the ability of members of the RGHL Group to provide funds to the Reynolds Notes Issuers.

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

The terms of the Credit Agreement, the indentures governing the Reynolds Notes and the terms of our other indebtedness require us, and the terms of our future indebtedness are also likely to require us, to meet certain covenants. A default under any of our debt instruments could result in the accelerated repayment of our debt and possibly bankruptcy. This will negatively impact our ability to fulfill our obligations under the Reynolds Notes, including our obligation to pay interest and principal thereon.

The RGHL Group is required to comply with covenants under its various debt agreements, which may be subject to multiple interpretations.

The RGHL Group is subject to covenants under its various debt agreements, such as the indentures governing the Reynolds Notes and the terms of the Credit Agreement. These covenants may be subject to multiple interpretations, and, from time to time, parties to our debt agreements may disagree with our interpretation of these covenants. Disagreements with respect to the interpretation of these covenants may result in allegations of non-compliance which could result in a default or event of default under our indebtedness, either of which could materially adversely affect our financial condition.

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

If a specified change of control occurs in relation to us, the Reynolds Notes Issuers would be required to make an offer to purchase all of the outstanding Reynolds Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of a change of control under the indentures governing the Reynolds Notes would require that the Credit Agreement, and may require that any of our future indebtedness, be immediately repaid or that we make an offer to repurchase it, possibly at a premium or subject to penalties. The Reynolds Notes Issuers may be dependent on RGHL and its subsidiaries for the funds necessary to fund any mandatory prepayment or redemption caused by such change of control event. RGHL and its subsidiaries may not have sufficient financial resources to purchase all of the Reynolds Notes that are tendered upon a change of control offer or to redeem such notes. A failure by the Reynolds Notes Issuers to purchase the Reynolds Notes after a change of control in accordance with the terms of the applicable indentures requiring such purchases would result in a default under the Credit Agreement and the indentures governing the Reynolds Notes and may result in a default under any future indebtedness.

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

Our obligations under the Reynolds Notes, certain series of the Pactiv Notes and the term loans under the Credit Agreement mature between October 15, 2020 and April 15, 2027, and some of the maturity dates are in close proximity to each other. Based on outstanding balances as of December 31, 2017, principal amounts of $52 million mature in 2018, $36 million mature in 2019, $3,174 million mature in 2020, $1,431 million mature in 2021, $36 million mature in 2022, $4,995 million mature in 2023, $800 million mature in 2024, $276 million mature in 2025 and $200 million mature in 2027. As a result, we may not have sufficient cash to repay all amounts under our debt obligations at maturity. Furthermore, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts and it may be difficult to refinance our indebtedness.

Our 2017 Securitization Facility matures in 2022. As of December 31, 2017, $420 million has been drawn under the 2017 Securitization Facility. We may not have sufficient cash to repay all amounts under our 2017 Securitization Facility at maturity. Furthermore, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay the 2017 Securitization Facility and it may be difficult to refinance such facility.

Not all of our subsidiaries guarantee the Reynolds Notes, and the Reynolds Notes and the related guarantees will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.

The Reynolds Notes are guaranteed by RGHL, BP I and subsidiaries of BP I that guarantee the Credit Agreement. The guarantee of the Reynolds Notes by a subsidiary, however, will be automatically released if such subsidiary’s guarantee of the Credit Agreement is released or discharged. See “— Because each guarantor's or security provider's liability under its guarantee or security may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors or security providers.” In the future, other subsidiaries will be required to guarantee the Reynolds Notes only under certain limited circumstances. In addition, the indentures governing the Reynolds Notes do not limit the transfer of assets to, or the making of investments in, any of our restricted subsidiaries, including our non-guarantor subsidiaries.

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

The Reynolds Notes, the related guarantees and any security securing such notes or the related guarantees may be subject to claims that they should be limited or voided in favor of our existing and future creditors under applicable law, including laws in Canada, New Zealand and the United States. In addition, the enforcement of the Reynolds Notes and the guarantees and the amount that can be recovered under a security interest in respect of any asset is limited to the extent of the amount which can be guaranteed by a particular guarantor, security provider or issuer without rendering the applicable guarantee or security voidable or otherwise ineffective under applicable law. Moreover, the enforcement of the Reynolds Notes, guarantees or security against any issuer, a relevant guarantor or security provider will be subject to certain defenses available to the issuers, guarantors or security providers generally under (i) the laws of New York, which govern the Reynolds Notes and the guarantees, (ii) the laws governing the relevant security document, and (iii) laws applicable to companies and other corporate entities in the jurisdiction in which the relevant issuer or guarantor or, if applicable, security provider is organized. These laws and defenses include those that relate to fraudulent conveyance or transfer, fraudulent or voidable preference, financial assistance, corporate purpose or benefit, preservation of share capital, thin capitalization, unlawful dividend and defenses affecting the rights of creditors or other stakeholders generally.

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

The Reynolds Notes are joint and several obligations of the Reynolds Notes Issuers. The Reynolds Notes are guaranteed and for certain series of the Reynolds Notes security has been provided by certain of our subsidiaries which are organized under the laws of Canada, New Zealand and the United States. In the event of bankruptcy, insolvency or a similar event, proceedings could be initiated in any of these jurisdictions or in the jurisdiction of organization of a future guarantor. The rights of holders under the Reynolds Notes and the guarantees and the security granted will be subject to the laws of several jurisdictions and holders of the Reynolds Notes may not be able to enforce their rights effectively in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly for creditors and often result in substantial uncertainty and delay in the enforcement of creditors' rights.

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

The beneficial owners of the Reynolds Senior Secured Notes are not party to any of the security documents. Therefore, in certain jurisdictions, there may be risks regarding the enforceability of the security interests granted by an issuer or guarantor in favor of the holders of the Reynolds Senior Secured Notes. Under the First Lien Intercreditor Agreement (the "First Lien Intercreditor Agreement") described in "Item 10. Additional Information — Material Contracts" and certain of the security documents which may be entered into with respect to the collateral securing the Reynolds Senior Secured Notes and the Credit Agreement, the collateral agents may hold secured claims equal to the amount of the Reynolds Senior Secured Notes and the Credit Agreement, for the benefit of the applicable secured parties thereunder pursuant to a parallel debt undertaking. This parallel debt undertaking may extend to the obligations with respect to the Reynolds Senior Secured Notes for the benefit of the trustee and the holders of the Reynolds Senior Secured Notes. Accordingly, the rights of the holders of the Reynolds Senior Secured Notes may not be directly secured by the pledges of the collateral but through this parallel claim. The parallel claim is acknowledged by the applicable issuer or guarantor by way of a parallel debt undertaking to the collateral agent. The parallel debt undertaking secures the Reynolds Senior Secured Notes and the relevant guarantees and the collateral secures claims under the parallel debt undertaking. There is uncertainty as to the enforceability of this procedure in many jurisdictions. We cannot assure you that it will eliminate or mitigate the risk of unenforceability posed by the law of any jurisdiction where parallel debt is used.

You may be unable to enforce judgments obtained in the United States and foreign courts against us, certain of the guarantors or our or their respective directors and executive officers.

Certain of our directors and executive officers and certain of the guarantors as well as the NZ Issuer for the Reynolds Notes are, and will continue to be, non-residents of the United States, and most of the assets of these companies are located outside of the United States. As a consequence, you may not be able to effect service of process on the NZ Issuer and guarantors located outside the United States or the non-U.S. resident directors and officers in the United States or to enforce judgments of U.S. courts in any civil liabilities proceedings under the U.S. federal securities laws. Moreover, any judgment obtained in the United States against the non-resident directors, the executive officers, the NZ Issuer or the guarantors, including judgments with respect to the payment of principal, premium, if any, and interest on the Reynolds Notes, may not be collectible in the United States. There is also uncertainty about the enforceability in the courts of certain jurisdictions, including judgments obtained in the United States against certain of the guarantors, whether or not predicated upon the federal securities laws of the United States.

In particular, NZ Issuer is a limited liability company organized under the laws of New Zealand. Certain of its officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of their assets may be located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons or to enforce judgments obtained against such persons in U.S. courts and predicated upon the civil liability provisions of the U.S. federal securities laws.

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

Downgrades in our credit ratings could adversely affect our ability to access the capital markets and/or lead to increased borrowing costs in the future. Some rating agencies that provide corporate ratings on us or provide ratings on our debt may downgrade their corporate or debt ratings with respect to us. In addition, perceptions of us by investors, producers, other businesses and consumers could also be significantly impaired.

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

Our Credit Agreement provides us with flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirements under the Credit Agreement, subject to certain conditions. The Credit Agreement requires that our guarantor subsidiaries collectively continue to maintain combined gross assets of at least 75% of our consolidated total assets and combined EBITDA of at least 75% of our consolidated EBITDA. If we are unable to meet these minimum guarantee requirements at the end of a fiscal quarter, we would be required to add additional subsidiary guarantors as necessary to satisfy such requirements. See “Item 10. Additional Information — Material Contracts.”

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

Certain members of the RGHL Group that are either an issuer or guarantors or security providers (subject to certain exceptions) are organized under the laws of Canada or New Zealand. The procedural and substantive provisions of the insolvency laws of these countries may not be as favorable to creditors as the provisions of U.S. law.

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

Much of our assets are not and will not be collateral for the Reynolds Senior Secured Notes or our other secured indebtedness and no appraisals of the fair market value of any assets that are collateral were prepared in connection with the offerings of the Reynolds Senior Secured Notes. The assets that are excluded from the collateral include all assets of certain foreign subsidiaries and a number of real properties. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The book value of our assets may not be indicative of the fair market value of such assets, which could be substantially lower. Accordingly, the value of the collateral securing our indebtedness, including the Reynolds Senior Secured Notes and the Credit Agreement and our other indebtedness that shares in the collateral, could be substantially less than the aggregate principal amount of our secured indebtedness. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value or market. While we do not presently believe the Reynolds Senior Secured Notes or our other secured indebtedness are under-collateralized, the value of the assets pledged as collateral for the Reynolds Senior Secured Notes or our other secured indebtedness could be impaired in the future as a result of changing economic conditions in the relevant jurisdictions, changing legal regimes, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale or liquidation of the collateral may be insufficient to pay our obligations under the Reynolds Senior Secured Notes or our other secured indebtedness.

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

In the event that the First Lien Intercreditor Agreement is found to be invalid or unenforceable, the liens in favor of a series of Reynolds Senior Secured Notes in some foreign jurisdictions may not rank pari passu with the liens in favor of the Credit Agreement and the liens in favor of the rest of the Reynolds Senior Secured Notes.

The security documents that create the liens in favor of the Reynolds Senior Secured Notes and the Credit Agreement with respect to certain foreign collateral rely on the First Lien Intercreditor Agreement for establishing the relative priorities of the holders of the Reynolds Senior Secured Notes and the lenders and other secured parties under the Credit Agreement. Because the priority of any series of Reynolds Senior Secured Notes with respect to such foreign collateral as compared to the other series of Reynolds Senior Secured Notes and the Credit Agreement depends, in certain instances, on the enforceability of the First Lien Intercreditor Agreement, if the First Lien Intercreditor Agreement is found to be invalid or unenforceable, the liens in favor of a series of Reynolds Senior Secured Notes, in certain jurisdictions, may not rank pari passu with the liens in favor of the other series of Reynolds Senior Secured Notes and the Credit Agreement. In such a situation the claims of the holders of such series of the Reynolds Senior Secured Notes will be effectively subordinated to claims of the holders of the rest of the Reynolds Senior Secured Notes and the lenders and other secured parties under the Credit Agreement to the extent of the value of the assets secured by such liens.

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

Certain of the jurisdictions where you have the benefit of a security interest in collateral securing the Reynolds Senior Secured Notes may not have public, or other third-party, registers where liens, pledges or other forms of security interests may be centrally recorded and if they do have such registers, registration may not be compulsory to protect a secured party's interests or any registration may not be made or, when made, may not be effective to create priority over other security granted prior to the registration being made. As a result, in these jurisdictions the trustee or collateral agent must rely on any representations and warranties given by us that there are no liens, pledges or applicable other security interests already in place. There can be no assurance that we will accurately inform the relevant trustee or any collateral agent of the status of the collateral securing the Reynolds Senior Secured Notes and the value of the security interest may be adversely affected thereby.

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

ITEM 4. INFORMATION ON RGHL

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

Recent Developments

On January 16, 2018, the RGHL Group issued a notice of redemption for $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 to be repaid on February 15, 2018 at a redemption price of 101.146% plus accrued and unpaid interest.

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

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America. Virtually all revenue for Reynolds Consumer Products comes from the U.S. and Canada. The following table shows total segment revenue by product group for Reynolds Consumer Products for each of the years ended December 31, 2017, 2016 and 2015:

	Revenue by product group
(In $ million)	2017	2016	2015
Waste and Storage	1,157	1,166	1,205
Cooking	1,071	1,060	1,060
Tableware	731	710	704
Total	2,959	2,936	2,969

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

Waste and Storage

Waste and storage products includes branded and store branded plastic waste bags and food storage bags. The branded products are sold under such brand names as Hefty® Strong, Hefty® Ultra Strong™, Hefty® Blackout®, Hefty® The Gripper®, Hefty® Baggies® and Hefty® Slider Bags.

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

Tableware

Tableware products includes branded and store branded foam, plastic, molded fiber and pressed paperboard disposable tableware, including disposable plates, cups, bowls, cutlery and straws. Most of Reynolds Consumer Products' tableware is manufactured by Pactiv Foodservice. Branded products are sold under the Hefty® and Kordite® names.

Customers

Reynolds Consumer Products' customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores and military outlets. Through its sales organization, Reynolds Consumer Products is able to manage its relationships with customers at the national, regional and local levels, depending on their needs. We believe that Reynolds Consumer Products' sales support, together with Reynolds

Consumer Products' ability to manufacture and supply store branded products, is a significant competitive advantage. Reynolds Consumer Products also manufactures Pactiv Foodservice's aluminum product offerings. In 2017, Reynolds Consumer Products' top ten customers accounted for 68% of the segment's total revenue, with one customer accounting for 39% of the segment's total revenue.

Competition

Reynolds Consumer Products faces significant competition in all of its product lines from numerous national and regional companies of various sizes and cost structures. These competitors include The Clorox Company, Republic Plastics, Ltd., Trinidad Benham Corporation, S.C. Johnson and Inteplast Group, Ltd. The U.S. consumer food packaging market is relatively mature and highly competitive, with Reynolds Consumer Products being one of the few key participants in North America. Our competitors include consumer product companies, including large and well-established multinational companies and smaller regional and local companies, as most of our products compete with other widely advertised brands within each product category and with store branded products.

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

Manufacturing

Reynolds Consumer Products operates 13 manufacturing facilities strategically located across the United States and one manufacturing facility located in Canada to optimize distribution and minimize lead times and freight costs. At three of its facilities, Reynolds Consumer Products also manufactures products for Pactiv Foodservice. In addition, Pactiv Foodservice manufactures products for Reynolds Consumer Products at 19 of its facilities.

Raw Materials and Suppliers

Reynolds Consumer Products' principal raw materials include plastic resins, mainly PE and PS, and aluminum. In 2017, the total value of raw materials consumed by Reynolds Consumer Products was $1,391 million and represented 67% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 43% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 24%. Reynolds Consumer Products' other raw materials include products purchased and resold as well as paper, corrugated carton and cases. Reynolds Consumer Products is sensitive to price movements of raw materials, mainly resin and aluminum, and to energy-related cost movements, particularly those that affect transportation and utility costs. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. To minimize the impact of price fluctuations, Reynolds Consumer Products enters into hedging agreements for some resin and aluminum purchases. Reynolds Consumer Products also enters into hedging agreements at the request of certain customers who want to mitigate the risk of changes in raw material costs in their purchase pricing.

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

Research and development costs were $13 million, $13 million and $8 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Employees

As of December 31, 2017, Reynolds Consumer Products employed approximately 4,500 people located primarily in its U.S. and Canada manufacturing facilities. Approximately 27% of Reynolds Consumer Products' employees are covered by collective labor agreements. Reynolds Consumer Products has not experienced any significant union-related work stoppages over the last 10 years. We believe Reynolds Consumer Products' relationships with its employees and labor unions are satisfactory.

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

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and PET egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America. The following table shows total segment revenue by geographic region for Pactiv Foodservice for each of the years ended December 31, 2017, 2016 and 2015:

	Revenue by geographic region
(In $ million)	2017	2016	2015
United States	3,299	3,287	3,452
Remaining North American Region	345	321	356
Europe	57	110	114
Other	28	30	36
Total	3,729	3,748	3,958

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

Pactiv’s foodservice/food packaging business was originally part of Packaging Corporation of America (“PCA”), which was acquired by Tenneco Inc. in 1965. PCA manufactured paperboard and various paperboard products as well as certain plastic and aluminum food packaging products. In 1995, PCA was renamed Tenneco Packaging Inc. and acquired Mobil Plastics Company and in 1996 acquired Amoco Foam Products Company, which significantly expanded its foodservice offering. In April 1999, Tenneco Packaging Inc. sold its paperboard business and in November 1999 Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. Pactiv has made various acquisitions, including Prairie Packaging Inc. in 2007 and PWP Industries Inc. (which was renamed Pactiv Packaging Inc.) in 2010. In November 2010, we acquired Pactiv, and have since integrated our Reynolds foodservice packaging and Pactiv foodservice packaging businesses to form our Pactiv Foodservice segment. In May 2011, we acquired Dopaco Inc. and Dopaco Canada, Inc., and have subsequently acquired and sold various smaller businesses.

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

Customers

Pactiv Foodservice's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Pactiv Foodservice's customers include foodservice distributors, quick service restaurants, food processors, supermarket distributors and supermarkets. Pactiv Foodservice also manufactures most of Reynolds Consumer Products' tableware products. In 2017, Pactiv Foodservice's top ten customers accounted for 53% of the segment's total revenue, with two customers accounting for 13% and 11% of the segment's total revenue, one of which was Reynolds Consumer Products.

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

Manufacturing

Pactiv Foodservice operates 43 manufacturing plants in North America and two in Europe and has one majority-owned joint venture in China. At 19 of its facilities, Pactiv Foodservice also manufactures products for Reynolds Consumer Products. In addition, three facilities operated by Reynolds Consumer Products manufacture products for Pactiv Foodservice. Pactiv Foodservice also operates several distribution facilities in the United States. Pactiv Foodservice’s manufacturing plants are grouped based upon the three markets the business primarily services: foodservice; food packaging; and retail. Each manufacturing plant is managed by a manufacturing director. The directors have responsibility for all plants that produce a specific process. The structure is integral to a disciplined and lean operating system that provides consistent operating practices and metrics across all locations.

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

Raw Materials and Suppliers

Pactiv Foodservice’s principal raw materials include plastic resins, paperboard and aluminum. In 2017, the total value of raw materials consumed by Pactiv Foodservice was $1,761 million and represented 61% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 69% of raw material costs for the year, while paperboard, aluminum and other raw materials collectively accounted for 31%.

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

Research and development costs were $16 million, $18 million and $19 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Employees

As of December 31, 2017, Pactiv Foodservice employed approximately 11,100 people located primarily in its U.S. manufacturing facilities. Approximately 11% of Pactiv Foodservice's employees are covered by collective labor agreements. Pactiv Foodservice has not experienced any significant union-related work stoppages over the last seven years. We believe Pactiv Foodservice's relationships with its employees and labor unions are satisfactory.

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

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham

Packaging has a large global customer base with its largest presence in North America. The following tables show total segment revenue by product group and revenue by geographic region for Graham Packaging for each of the years ended December 31, 2017, 2016 and 2015:

	Revenue by product group
(In $ million)	2017	2016	2015
Food and Beverage	1,487	1,541	1,704
Household	325	329	347
Automotive Lubricants	271	275	284
Personal Care	64	78	112
Total	2,147	2,223	2,447

	Revenue by geographic region
(In $ million)	2017	2016	2015
United States	1,790	1,839	1,996
Remaining North American Region	116	123	157
Europe	155	169	187
South America	57	57	64
Other	29	35	43
Total	2,147	2,223	2,447

History

Graham Packaging was formed in the mid-1970s as a regional domestic custom plastic container supplier. In October 2004, Graham Packaging acquired the blow-molded plastic container business of Owens-Illinois, Inc., which essentially doubled Graham Packaging's size. In September 2010, Graham Packaging acquired Liquid Container, L.P., a manufacturer of blow-molded plastic containers that primarily services the food and household product categories. In September 2011, we acquired Graham Packaging. In November 2017, Graham Packaging and Closures entered into a conditional sale agreement for a number of their operations in Asia. This transaction is expected to close in the first half of 2018.

Products

Graham Packaging's strategy is to develop new, innovative packaging to meet the design and performance requirements of its customers. Graham Packaging supplies custom blow-molded plastic containers to a significant number of end-markets and geographic regions. Graham Packaging's product portfolio consists of four product categories:

Food and Beverage: Containers for shelf-stable, refrigerated and frozen juices, non-carbonated juice drinks, nutritional beverages, beer, yogurt drinks, teas, sports drinks/isotonics, vitamin enhanced waters, snacks, liquor, toppings, sauces, jellies and jams.

Household: Containers for products such as liquid fabric care, detergents, household cleaners and dish care.

Automotive Lubricants: Containers for automotive lubricants, primarily single-quart/liter and multi-quart/liter plastic motor oil containers.

Personal Care: Plastic containers for products in the hair care, skin care and oral care markets.

Customers

Substantially all of Graham Packaging's sales are to major branded consumer products companies. Major customers are under multi-year contracts. These include customers for which Graham Packaging's products are manufactured at a dedicated production facility nearby or inside the customer's production facility, as well as products manufactured at Graham Packaging's stand-alone facilities which produce packaging for several customers. Graham Packaging's supply contracts with its customers for on-site production typically have terms of up to ten years, while its supply contracts for production off-site typically have terms that range from two to five years. Both of these categories of contracts often either renew automatically for subsequent one year terms or are renegotiated by Graham Packaging before expiration of the initial term. Graham Packaging's contracts typically contain provisions allowing for price adjustments based on changes in raw material prices and, in a majority of cases, the cost of energy and labor, among other factors. Graham Packaging is often the sole supplier of its customers' custom plastic container requirements nationally, regionally or for a specific brand. In 2017, Graham Packaging's top ten customers accounted for 50% of the segment's total revenue, with one customer accounting for 10% of the segment’s total revenue.

Competition

Graham Packaging has a significant market share in rigid blow-molded plastic containers in North America but faces increasing competition in that market. These competitors include Plastipak Packaging, Inc., Amcor Limited, ALPLA and Consolidated Container Company, LLC and Logoplaste. Graham Packaging faces competition from a number of well-established regional and international businesses across several of its product categories. Competition is based on several factors including price, product design, technology (such as barrier protection and lightweighting) and customer service. While several key competitors to Graham Packaging are positioned to provide a broader array of packaging solutions beyond rigid plastic containers, including flexible packaging and/or non-plastic solutions, Graham Packaging competes by striving to provide superior levels of service, speed to market and product design and development capabilities. Although Graham Packaging has been able over time to partially offset pricing pressures by reducing its cost structure and making the manufacturing process more efficient, it may not be able to continue to do so in the future. These competitive pressures may adversely affect Graham Packaging’s business and financial performance.

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

Manufacturing

A critical component of Graham Packaging's strategy is to locate manufacturing facilities on-site, when practical, reducing expensive shipping and handling charges, providing instantaneous quality acceptance feedback and increasing distribution efficiencies. Graham Packaging has 79 manufacturing facilities of which approximately one-third are located on-site at its customers' plants. Graham Packaging operates 63 plants in North America, 11 in Europe, four in South America and one in Asia.

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

Raw Materials and Suppliers

Resins constitute the primary raw materials used to make Graham Packaging's products. These materials are available from a number of domestic and international suppliers, and Graham Packaging is not dependent upon any single supplier. In 2017, the total value of raw materials consumed by Graham Packaging was $951 million and represented 58% of Graham Packaging's total cost of sales, excluding depreciation and amortization.

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

In addition to its own patents and proprietary know-how, Graham Packaging is a party to licensing arrangements and other agreements authorizing it to use other proprietary processes, know-how and related technology and/or to operate within the scope of certain patents owned by other entities. In some cases, the licenses granted to Graham Packaging are perpetual and in other cases, the term of the license is related to the life of the patent associated with the license. Graham Packaging also has licensed some of its intellectual property rights to third parties. Other than licenses for commercially available software, Graham Packaging does not believe that any of its licenses with third parties are material to its business taken as a whole.

New Product Development

Graham Packaging’s Global Innovation & Design Center in York, Pennsylvania supports all new product development and R&D innovations. The Innovation & Design Center is provided for customers to support their product development needs and to give them access to the knowledge and experience of the Center’s design and technical teams, including technical resources for industrial design, design engineering, prototype tooling, bottle sampling, lab evaluations, and customer training. Graham Packaging incurs costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, were $7 million, $6 million and $9 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Employees

As of December 31, 2017, Graham Packaging employed approximately 5,700 people. Approximately 19% of Graham Packaging's employees are covered by collective labor agreements. Graham Packaging has not experienced any significant union-related work stoppages over the last 30 years. We believe Graham Packaging's relationships with its employees and labor unions are satisfactory.

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

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Evergreen for each of the years ended December 31, 2017, 2016 and 2015:

	Revenue by product group
(In $ million)	2017	2016	2015
Carton Packaging	774	809	835
Liquid Packaging Board	453	414	443
Paper Products	335	357	375
Total	1,562	1,580	1,653

	Revenue by geographic region
(In $ million)	2017	2016	2015
United States	1,372	1,393	1,468
Asia	155	149	143
Other	35	38	42
Total	1,562	1,580	1,653

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

Products

Evergreen employs a business model that we refer to as “Total Packaging Solution,” which is based on providing Evergreen's customers with a single source for all of their fresh beverage carton packaging requirements. Fresh carton sleeves can be used with Evergreen's fresh filling machines, as well as other fresh filling machines. Carton packaging sales represented 50% of Evergreen's revenue in 2017 and are sold under multi-year and shorter term contracts.

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

Customers

Evergreen's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Many of Evergreen's customer sales contracts are index-based, allowing for the pass-through of input cost movements on a quarterly to annual basis. In 2017, Evergreen's top ten customers accounted for 39% of the segment's total revenue, and no single customer accounted for more than 10% of the segment's total revenue.

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

Competition

Evergreen operates primarily in markets with a limited number of key global competitors. These competitors include Tetra Pak International S.A., Domtar Corporation, Catalyst Paper Corporation, Stora Enso Oyj and Elopak. The fresh carton market is fairly consolidated. We believe Evergreen is the only major market participant that provides vertically integrated liquid packaging board as well as complete fresh carton packaging systems consisting of cartons, filling machines and spouts. We believe Evergreen is the largest participant in the fresh carton packaging market measured by volume based on our analysis of industry data.

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

Raw Materials and Suppliers

In 2017, the total value of raw materials consumed by Evergreen was $527 million and represented 43% of Evergreen's total cost of sales, excluding depreciation and amortization.

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

Employees

As of December 31, 2017, Evergreen employed approximately 3,800 people. Approximately 64% of Evergreen's employees are covered by collective labor agreements. Evergreen has not experienced any significant union-related work stoppages. We believe Evergreen's relationships with its employees and labor unions are satisfactory.

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

In addition, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as “Boiler MACT.” Evergreen currently estimates capital costs to comply with the final Boiler MACT rules to be approximately $52 million; approximately $51 million of such costs will be spent in connection with the boiler at its Canton, North Carolina mill and $1 million in costs will be incurred in connection with a boiler at its Pine Bluff, Arkansas mill. As of December 31, 2017, approximately $43 million of Boiler MACT-related costs had been incurred. Evergreen expects to incur the remaining Canton costs by 2019. Evergreen does not expect the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

Closures

Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures' products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America. The following table shows total segment revenue by geographic region for Closures for each of the years ended December 31, 2017, 2016 and 2015:

	Revenue by geographic region
(In $ million)	2017	2016	2015
United States	370	373	365
Remaining North American Region	81	84	88
Asia	225	229	235
Europe	130	135	162
South America	95	107	132
Total	901	928	982

History

Closures has been supplying caps and closures since its inception in the 1930s as part of Alcoa's packaging business. Closures started developing aluminum closures primarily for the food industry and continued to develop its manufacturing capabilities through the 1940s and 1950s. In the 1960s, Closures introduced the first resealable aluminum roll-on closure for the beer and soft drink industries. In 1986, Closures acquired H-C Industries, which had developed a patented compression molding process to make plastic closures for carbonated soft drinks. Throughout the 1990s and 2000s, Closures continued to develop innovative closure solutions such as spout fitments for gable top juice containers and hot-fill closures for sports drinks and entered the Asian, European and South American markets during this period. In 2008, Closures was acquired indirectly by Mr. Graeme Hart, our strategic owner. In February 2010, Closures purchased Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. The acquired company was renamed Closure Systems International Americas, Inc. In January 2014, we sold Closures' aluminum closures business in Germany. In November 2017, Closures and Graham Packaging entered into a sale agreement for a number of their operations in Asia. This transaction is expected to close in the first half of 2018.

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

Customers

Closures’ customer base includes international companies as well as large national and regional companies primarily in the beverage and consumer product industries. Where appropriate, Closures manages its customer relationships with large beverage companies at both the parent company and the local bottler levels. This approach allows Closures to foster relationships at the various purchasing decision points, thereby minimizing its exposure to any one particular contract and enabling it to understand the developing requirements of beverage customers. Many of Closures' customers have been customers for over 20 years. Closures also produces caps and closures for Evergreen. In 2017, Closures’ top ten customers accounted for 51% of the segment’s total revenue, with one customer accounting for 11% of the segment’s total revenue.

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

Manufacturing

Closures operates 25 manufacturing and capping equipment assembly locations worldwide, including six facilities in Asia, six in North America, five in South America, three in Europe, four in the Middle East and one in Central America.

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

Raw Materials and Suppliers

Closures' principal raw materials are resin, colorant and aluminum. In 2017, the total value of raw materials consumed by Closures was $441 million, with the majority of raw materials being plastic resins. In 2017, total raw materials represented 63% of Closures’ total cost of sales, excluding depreciation and amortization.

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

Research and development costs were $9 million, $10 million and $10 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Employees

As of December 31, 2017, Closures employed approximately 2,800 people. Approximately 46% of Closures' employees are covered by collective labor agreements. Closures has not experienced any significant union-related work stoppages over the last 25 years. We believe Closures' relationships with its employees, labor unions and work councils are satisfactory.

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

As of December 31, 2017, our total indebtedness of $11,440 million ($12,179 million as of December 31, 2016) was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $11,389 million, consisting of total indebtedness net of unamortized transaction costs and embedded derivatives. For more information regarding our external borrowings, refer to note 16 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

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

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

•	Evergreen — fiber, resin

•	Closures — resin

Historical index prices of resin, aluminum and paperboard from December 31, 2015 through December 31, 2017 are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

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

Source: RISI Inc.

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

Management expects continued volatility in raw material prices and such volatility may impact our results of operations. Although we continue to take steps to minimize the impact of the volatility of raw material prices through commodity hedging, fixed supplier pricing, reducing the lag time in contractual raw material cost pass-through mechanisms and entering into additional indexed customer contracts that include raw material cost pass-through provisions, these efforts may prove to be inadequate.

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

Effect of Currency Fluctuations

We operate in multiple countries and transact business in a range of currencies. Reynolds Consumer Products, Pactiv Foodservice, and Evergreen, which predominantly operate in the United States, are less affected by currency fluctuations than Graham Packaging and Closures. In addition to the U.S. dollar, the currencies in which our transactions are primarily denominated are the euro, Mexican peso, New Zealand dollar and Canadian dollar, and to a lesser extent the Argentine peso, Brazilian real, British pound, Chinese yuan renminbi, Japanese yen, Korean won, Polish zloty and Taiwanese dollar. Exchange rate fluctuations can therefore either increase or decrease revenue and expense items when reported in U.S. dollars. For most financial periods, the impact on revenue due to fluctuations in exchange rates has been partially offset by the impact on expenses, as most of our business units incur revenue and expenses in their respective local currencies, creating a natural hedge to currency fluctuations. From time to time we enter into hedging agreements for some of our foreign currency transactions to minimize the impact of foreign currency pricing changes.

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

Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2017	% of revenue	2016	% of revenue	Change	% change
Revenue	10,524	100%	10,646	100%	(122)	(1)%
Cost of sales	(8,202)	(78)%	(8,259)	(78)%	57	1%
Gross profit	2,322	22%	2,387	22%	(65)	(3)%
Selling, marketing and distribution expenses/General and administration expenses	(1,022)	(10)%	(1,170)	(11)%	148	13%
Net other income (expenses)	(78)	(1)%	(72)	(1)%	(6)	(8)%
Profit from operating activities	1,222	12%	1,145	11%	77	7%
Financial income	49	—%	169	2%	(120)	(71)%
Financial expenses	(750)	(7)%	(1,042)	(10)%	292	28%
Net financial expenses	(701)	(7)%	(873)	(8)%	172	20%
Profit (loss) from continuing operations before income tax	521	5%	272	3%	249	92%
Income tax (expense) benefit	(81)	(1)%	(105)	(1)%	24	23%
Profit (loss) from continuing operations	440	4%	167	2%	273	NM
Profit (loss) from discontinued operations, net of income tax	(1)	NM	(6)	NM	5	83%
Profit (loss) for the year	439	NM	161	NM	278	NM
Depreciation and amortization from continuing operations	674	6%	707	7%	(33)	(5)%
RGHL Group Adjusted EBITDA(1) from continuing operations	2,078	20%	2,103	20%	(25)	(1)%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to this financial measure.

Revenue. Revenue decreased by $122 million, or 1%. The decrease was primarily due to lower sales volume and business divestitures. These decreases were partially offset by an overall increase in pricing, primarily resulting from the pass-through of higher commodity costs.

Cost of Sales. Cost of sales decreased by $57 million, or 1%. The decrease was primarily due to lower sales volume and business divestitures. These decreases were partially offset by higher raw material costs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $148 million, or 13%. The decrease included a 2016 pension expense of $65 million in Corporate due to the assumption of pension liabilities in the prior year. The decrease also included $28 million of lower advertising costs at Reynolds Consumer Products and lower employee-related costs. Selling, marketing and distribution expenses and general and administration expenses as a percentage of revenue decreased 1%.

Net Other. Net other expenses increased by $6 million to $78 million. The increase includes an unfavorable change in unrealized gains and losses on derivatives and an increase in losses on disposal of businesses and non-current assets. Partially offsetting these unfavorable changes were a decrease in the related party management fee and a favorable foreign currency impact.

Net Financial Expenses. Net financial expenses decreased by $172 million to $701 million. The decrease was primarily due to a $227 million decrease in interest expense as a result of debt repayments and a decrease of $101 million in losses on extinguishment of debt. These decreases were partially offset by an unfavorable change of $105 million in the fair value of embedded derivatives and a $57 million unfavorable change in foreign currency exchange gains and losses. For more information regarding financial income (expenses) and borrowings, refer to notes 9 and 16.

Income Tax. We recognized income tax expense of $81 million on profit before income tax of $521 million (an effective tax rate of 16%) compared to income tax expense of $105 million on profit before income tax of $272 million (an effective tax rate of 39%) for the prior year. The effective tax rate for the year ended December 31, 2017 is primarily the result of: (i) legislative changes enacted in the United States, (ii) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (iii) the inability to realize a tax benefit for losses and other temporary differences in certain jurisdictions. For a reconciliation of income tax expense, refer to note 10.

Depreciation and Amortization. Depreciation and amortization decreased by $33 million, or 5%. The decrease was due to lower depreciation expense for certain assets which became fully depreciated during the year.

Discontinued Operations, Net of Income Tax. Loss from discontinued operations decreased by $5 million primarily due to a prior year allocation of a related party management fee and foreign currency impact on the euro-denominated consideration receivable, partially offset by reduced interest income on the consideration receivable.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2017	2016
Profit from operating activities	1,222	1,145
Depreciation and amortization from continuing operations	674	707
RGHL Group EBITDA(1) from continuing operations	1,896	1,852
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	45	45
(Gain) loss on sale or disposal of businesses and non-current assets	10	4
Non-cash change in multi-employer pension plan withdrawal liability	—	(11)
Non-cash pension expense, net of settlement gain	58	124
Operational process engineering-related consultancy costs	15	21
Related party management fee	31	40
Restructuring costs, net of reversals	23	49
Unrealized (gain) loss on derivatives	—	(20)
Other	—	(1)
RGHL Group Adjusted EBITDA(1) from continuing operations	2,078	2,103
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	660	650
Pactiv Foodservice	677	662
Graham Packaging	397	421
Evergreen	258	270
Closures	131	138
Corporate/Unallocated(2)	(45)	(38)
RGHL Group Adjusted EBITDA from continuing operations	2,078	2,103

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	2,807	95%	2,790	95%	17	1%
Inter-segment revenue	152	5%	146	5%	6	4%
Total segment revenue	2,959	100%	2,936	100%	23	1%
Cost of sales	(2,106)	(71)%	(2,063)	(70)%	(43)	(2)%
Gross profit	853	29%	873	30%	(20)	(2)%
Selling, marketing and distribution expenses/ General and administration expenses	(287)	(10)%	(316)	(11)%	29	9%
Net other income (expenses)	4	—%	9	—%	(5)	(56)%
Profit from operating activities	570	19%	566	19%	4	1%
Reynolds Consumer Products segment Adjusted EBITDA	660	22%	650	22%	10	2%

Revenue. Total segment revenue increased by $23 million, or 1%. Price increases primarily resulting from higher raw material costs were partially offset by a decrease in sales volume.

Cost of Sales. Cost of sales increased by $43 million, or 2%. The increase was primarily due to an increase of $54 million in raw material costs and higher manufacturing costs, partially offset by lower sales volume. For the years ended December 31, 2017 and 2016, raw material costs accounted for 66% of Reynolds Consumer Products' cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $29 million, or 9%. The decrease was primarily due to $28 million of lower advertising cost, partially due to new product launch advertising in 2016.

Net Other. Net other income decreased by $5 million to $4 million. The decrease was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2017	2016
Profit from operating activities	570	566
Depreciation and amortization	86	92
EBITDA	656	658
Included in Reynolds Consumer Products segment EBITDA:
Restructuring costs, net of reversals	5	—
Unrealized (gain) loss on derivatives	(4)	(8)
Other	3	—
Reynolds Consumer Products segment Adjusted EBITDA	660	650

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	3,237	87%	3,254	87%	(17)	(1)%
Inter-segment revenue	492	13%	494	13%	(2)	—%
Total segment revenue	3,729	100%	3,748	100%	(19)	(1)%
Cost of sales	(3,008)	(81)%	(3,057)	(82)%	49	2%
Gross profit	721	19%	691	18%	30	4%
Selling, marketing and distribution expenses/ General and administration expenses	(268)	(7)%	(300)	(8)%	32	11%
Net other income (expenses)	(51)	(1)%	(33)	(1)%	(18)	(55)%
Profit from operating activities	402	11%	358	10%	44	12%
Pactiv Foodservice segment Adjusted EBITDA	677	18%	662	18%	15	2%

Revenue. Total segment revenue decreased by $19 million, or 1%. The decrease was primarily due to $68 million from business divestitures and unfavorable sales volume across the ongoing business. These decreases were partially offset by $74 million of higher pricing passed through, net of product mix impacts.

Cost of Sales. Cost of sales decreased by $49 million, or 2%. The decrease was primarily due to business divestitures, lower depreciation expense and lower restructuring costs. These decreases were partially offset by higher raw material and manufacturing costs. For the years ended December 31, 2017 and 2016, raw material costs accounted for 59% and 57% of Pactiv Foodservice's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $32 million, or 11%. The decrease was primarily due to lower operational process engineering-related consultancy costs and lower employee-related costs as a result of prior year restructuring initiatives as well as business divestitures.

Net Other. Net other expenses increased by $18 million to $51 million. The increase was primarily due to increased asset impairment charges, net of reversals and an unfavorable change in unrealized gains and losses on derivatives. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2017	2016
Profit from operating activities	402	358
Depreciation and amortization	205	223
EBITDA	607	581
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	36	28
(Gain) loss on sale or disposal of businesses and non-current assets	11	9
Operational process engineering-related consultancy costs	12	21
Restructuring costs, net of reversals	8	31
Unrealized (gain) loss on derivatives	2	(7)
Other	1	(1)
Pactiv Foodservice segment Adjusted EBITDA	677	662

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	2,147	100%	2,223	100%	(76)	(3)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,147	100%	2,223	100%	(76)	(3)%
Cost of sales	(1,824)	(85)%	(1,888)	(85)%	64	3%
Gross profit	323	15%	335	15%	(12)	(4)%
Selling, marketing and distribution expenses/General and administration expenses	(188)	(9)%	(196)	(9)%	8	4%
Net other income (expenses)	—	—%	(6)	—%	6	100%
Profit from operating activities	135	6%	133	6%	2	2%
Graham Packaging segment Adjusted EBITDA	397	18%	421	19%	(24)	(6)%

Revenue. Total segment revenue decreased by $76 million, or 3%. The decrease was primarily due to a decrease in sales volume, the impact of business divestitures and a decline in pricing. The decrease in sales volume was primarily due to overall market demand and net contract losses.

Cost of Sales. Cost of sales decreased by $64 million, or 3%. The decrease was primarily due to lower sales volume, lower depreciation expense as certain assets became fully depreciated and the impact of the business divestitures, partially offset by higher raw material costs. For the years ended December 31, 2017 and 2016, raw material costs accounted for 52% of Graham Packaging's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $8 million, or 4%. The decrease was primarily due to a decrease in restructuring costs and the impact of cost savings initiatives.

Net Other. Net other expenses decreased by $6 million. The decrease was primarily due to lower asset impairment charges.This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2017	2016
Profit from operating activities	135	133
Depreciation and amortization	257	269
EBITDA	392	402
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	7	11
(Gain) loss on sale or disposal of businesses and non-current assets	(6)	(5)
Restructuring costs, net of reversals	4	12
Other	—	1
Graham Packaging segment Adjusted EBITDA	397	421

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	1,448	93%	1,467	93%	(19)	(1)%
Inter-segment revenue	114	7%	113	7%	1	1%
Total segment revenue	1,562	100%	1,580	100%	(18)	(1)%
Cost of sales	(1,286)	(82)%	(1,265)	(80)%	(21)	(2)%
Gross profit	276	18%	315	20%	(39)	(12)%
Selling, marketing and distribution expenses/ General and administration expenses	(82)	(5)%	(95)	(6)%	13	14%
Net other income (expenses)	3	—%	7	—%	(4)	(57)%
Profit from operating activities	197	13%	227	14%	(30)	(13)%
Evergreen segment Adjusted EBITDA	258	17%	270	17%	(12)	(4)%
Revenue. Total segment revenue decreased by $18 million, or 1%. The decrease was primarily due to a decline in pricing, primarily in paper products and liquid packaging board as a result of ongoing market conditions and competitive pressures, partially offset by increased pricing in carton packaging. Sales volume was flat with decreases in carton packaging and paper products offset by an increase in liquid packaging board.

Cost of Sales. Cost of sales increased by $21 million, or 2%. The increase was primarily due to unfavorable raw material and freight costs. The prior year period included a non-cash reduction in the multi-employer pension plan withdrawal liability. This item has been included in the segment’s Adjusted EBITDA calculation. For the years ended December 31, 2017 and 2016, raw material costs accounted for 41% and 42% of Evergreen's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $13 million, or 14%. The decrease was primarily due to lower employee-related costs.

Net Other. Net other income decreased by $4 million to $3 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2017	2016
Profit from operating activities	197	227
Depreciation and amortization	59	57
EBITDA	256	284
Included in Evergreen segment EBITDA:
Non-cash change in multi-employer pension plan withdrawal liability	—	(10)
Other	2	(4)
Evergreen segment Adjusted EBITDA	258	270

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2017	% of segment revenue	2016	% of segment revenue	Change	% change
External revenue	885	98%	912	98%	(27)	(3)%
Inter-segment revenue	16	2%	16	2%	—	—%
Total segment revenue	901	100%	928	100%	(27)	(3)%
Cost of sales	(746)	(83)%	(755)	(81)%	9	1%
Gross profit	155	17%	173	19%	(18)	(10)%
Selling, marketing and distribution expenses/ General and administration expenses	(95)	(11)%	(100)	(11)%	5	5%
Net other income (expenses)	(8)	(1)%	(8)	(1)%	—	—%
Profit from operating activities	52	6%	65	7%	(13)	(20)%
Closures segment Adjusted EBITDA	131	15%	138	15%	(7)	(5)%

Revenue. Total segment revenue decreased by $27 million, or 3%. The decrease was primarily due to lower pricing primarily as a result of competitive pressures, lower sales volume and an unfavorable foreign currency impact.

Cost of Sales. Cost of sales decreased by $9 million, or 1%. The decrease was primarily due to favorable manufacturing costs, lower sales volumes and a favorable foreign currency impact. These decreases were partially offset by higher raw material costs, mostly resin. For the years ended December 31, 2017 and 2016, raw material costs accounted for 59% of Closures' cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $5 million, or 5%.

Net Other. Net other expenses remained flat at $8 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2017	2016
Profit from operating activities	52	65
Depreciation and amortization	66	65
EBITDA	118	130
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	2	6
(Gain) loss on sale or disposal of businesses and non-current assets	6	—
Other	5	2
Closures segment Adjusted EBITDA	131	138

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2017	2016	Change	% change
Gross profit (loss)	(6)	—	(6)	NM
Selling, marketing and distribution expenses/General and administration expenses	(102)	(163)	61	37%
Net other income (expenses)	(26)	(41)	15	37%
Loss from operating activities	(134)	(204)	70	34%
Corporate/Unallocated Adjusted EBITDA	(45)	(38)	(7)	(18)%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $61 million, or 37%. Non-cash pension expense decreased by $65 million due to the assumption of pension liabilities in the prior year, net of settlement gains associated with various initiatives to reduce the future administrative costs of pension plans. For further information, refer to note 17. Non-cash pension expense, net of settlement gain has been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $15 million to $26 million. The decrease was primarily due to a decrease in the related party management fee. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2017	2016
Loss from operating activities	(134)	(204)
Depreciation and amortization	1	1
EBITDA	(133)	(203)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense, net of settlement gain	58	124
Related party management fee	31	40
Other	(1)	1
Corporate/Unallocated Adjusted EBITDA	(45)	(38)

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2016	% of revenue	2015	% of revenue	Change	% change
Revenue	10,646	100%	11,178	100%	(532)	(5)%
Cost of sales	(8,259)	(78)%	(8,978)	(80)%	719	8%
Gross profit	2,387	22%	2,200	20%	187	9%
Selling, marketing and distribution expenses/General and administration expenses	(1,170)	(11)%	(1,007)	(9)%	(163)	(16)%
Net other income (expenses)	(72)	(1)%	53	—%	(125)	NM
Profit from operating activities	1,145	11%	1,246	11%	(101)	(8)%
Financial income	169	2%	22	—%	147	NM
Financial expenses	(1,042)	(10)%	(1,562)	(14)%	520	33%
Net financial expenses	(873)	(8)%	(1,540)	(14)%	667	43%
Profit (loss) from continuing operations before income tax	272	3%	(294)	(3)%	566	NM
Income tax (expense) benefit	(105)	(1)%	(60)	(1)%	(45)	(75)%
Profit (loss) from continuing operations	167	2%	(354)	(3)%	521	NM
Profit (loss) from discontinued operations, net of income tax	(6)	NM	2,672	NM	(2,678)	NM
Profit (loss) for the year	161	NM	2,318	NM	(2,157)	(93)%
Depreciation and amortization from continuing operations	707	7%	714	6%	(7)	(1)%
RGHL Group Adjusted EBITDA(1) from continuing operations	2,103	20%	2,019	18%	84	4%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to this financial measure.

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

Net Other. Net other changed by $125 million to net other expenses of $72 million. The change includes a $96 million unfavorable change in unrealized gains and losses on derivatives, a $28 million increase in asset impairment charges and a $22 million unfavorable foreign currency impact. Partially offsetting these unfavorable changes was a $19 million decrease in the related party management fee.

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

Income Tax. We recognized income tax expense of $105 million on profit before income tax of $272 million (an effective tax rate of 39%) compared to an income tax expense of $60 million on a loss before income tax of $294 million (an effective tax rate of -20%) for the prior year. The effective tax rate for the year ended December 31, 2016 is primarily the result of: (i) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (ii) the inability to realize a tax benefit for losses in certain jurisdictions. For a reconciliation of income tax expense, refer to note 10 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report.

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2016	2015
Profit from operating activities	1,145	1,246
Depreciation and amortization from continuing operations	707	714
RGHL Group EBITDA(1) from continuing operations	1,852	1,960
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	45	17
Non-cash change in multi-employer pension plan withdrawal liability	(11)	(1)
Non-cash pension expense	124	65
Operational process engineering-related consultancy costs	21	18
Related party management fee	40	59
Restructuring costs, net of reversals	49	9
Unrealized (gain) loss on derivatives	(20)	(106)
Other	3	(2)
RGHL Group Adjusted EBITDA(1) from continuing operations	2,103	2,019
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	650	581
Pactiv Foodservice	662	602
Graham Packaging	421	445
Evergreen	270	282
Closures	138	147
Corporate/Unallocated(2)	(38)	(38)
RGHL Group Adjusted EBITDA from continuing operations	2,103	2,019

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

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

Net Other. Net other increased by $1 million to $7 million.

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

Net Other. Net other expenses decreased by $19 million to $60 million. The decrease was primarily due to a $19 million decrease in the related party management fee. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2016	2015
Loss from operating activities	(204)	(163)
Depreciation and amortization	1	—
EBITDA	(203)	(163)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	124	65
Related party management fee	40	59
Other	1	1
Corporate/Unallocated Adjusted EBITDA	(38)	(38)

Differences Between the RGHL Group and BP I Group Results of Operations

The indentures governing certain of our outstanding notes also require us to provide certain information for BP I and its consolidated subsidiaries (together "BP I Group"). The information presented in the RGHL Group audited consolidated financial statements is substantially equivalent to the information that is presented in the BP I Group consolidated financial statements. BP I Group consolidated financial statements are included in this annual report pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of BP I constitutes a substantial portion of the collateral that secures the Reynolds Senior Secured Notes.

RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group audited consolidated financial statements and the revenue and gross profit amounts presented in the BP I Group financial statements. The differences in the profit (loss) before income tax are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of BP I Group that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given year.

Differences between the RGHL Group statement of financial position and the financial position of BP I Group are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and BP I Group.

Differences between the RGHL Group statement of cash flows and the cash flows of BP I Group primarily relate to the management fee, loans with RGHL and transactions associated with share capital.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group's cash flows for the years presented:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Net cash flows from (used in) operating activities	840	876	654
Net cash flows from (used in) investing activities	(359)	(157)	3,820
Net cash flows from (used in) financing activities	(785)	(1,749)	(4,156)
Net increase (decrease) in cash and cash equivalents	(304)	(1,030)	318

Cash Flows from (used in) Operating Activities

Cash provided by operations was $840 million in 2017 compared to $876 million for the year ended December 31, 2016, a decrease in cash inflows of $36 million. The main fluctuations were as follows:

•	Working capital increased by $263 million, primarily related to increases in accounts receivable and inventory;

•	Cash tax payments, net of refunds, increased by $33 million. We are currently a federal cash tax payer in the U.S. and expect to be in the future;

•	Interest payments decreased by $265 million due to a reduction in outstanding principal borrowings amounts; and

•	Redemption premium payments decreased by $111 million due to lower repayments of borrowings. Refer to note 16 for additional information regarding these transactions.
Cash provided by operations was $876 million in 2016 compared to $654 million for the year ended December 31, 2015, an increase in cash inflows of $222 million. The main fluctuations were as follows:

•	Interest payments decreased by $201 million due to a reduction in outstanding principal borrowings amounts;

•	Redemption premiums decreased by $104 million due to lower repayments of borrowings. Refer to note 16 for additional information regarding these transactions;

•	The year ended December 31, 2015 included disposal costs of $38 million related to the sale of SIG as well as cash used in operating activities of $16 million related to the operations of SIG; and

•	Cash tax payments, net of refunds, increased by $89 million.
Cash Flows from (used in) Investing Activities

Cash used in investing activities was $359 million compared to cash used in investing activities of $157 million in the prior year, a change of $202 million. The prior year included net cash proceeds of $162 million of contingent consideration received from the sale of SIG. The current year included $44 million of proceeds received from the sale of various businesses and an increase of $86 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash from investing activities was $157 million for the year ended December 31, 2016 compared to cash from investing activities of $3,820 million in the prior year, a change of $3,977 million. The year ended December 31, 2015 included net cash proceeds of $4,149 million received from the sale of SIG and proceeds of $26 million received from insurance claims. The year ended December 31, 2016 included $162 million of contingent consideration received from the sale of SIG and a reduction of $57 million in capital expenditures.

Cash Flows from (used in) Financing Activities

The net cash outflow during each respective year is summarized as follows:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Drawdown of borrowings	452	4,706	150
Repayment of borrowings	(1,221)	(6,339)	(4,282)
Payment of debt transaction costs	(10)	(110)	(15)
Other	(6)	(6)	(9)
Net cash outflow	(785)	(1,749)	(4,156)

Refer to note 16 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures increased by $86 million, or 27%, to $410 million in the current year. The increase reflects higher investments made in the current year as well as the timing of expenditures.

We expect to incur approximately $525 million in capital expenditures during 2018 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Capital expenditures decreased by $57 million, or 15%, in 2016 compared to 2015. The decrease reflects higher investments made in the prior year period as well as the timing of expenditures. Capital expenditures incurred in the year ended December 31, 2015 included $29 million related to discontinued operations prior to its sale.

Capital Resources

We have substantial debt and debt service obligations. As of December 31, 2017, our total indebtedness of $11,440 million was comprised of the outstanding principal amounts of our borrowings.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Credit Agreement. The collateral consists of substantially all the assets of the issuers and the guarantors, including the capital stock of their subsidiaries, real property, bank accounts, investments, receivables, equipment and inventory, intellectual property and insurance policies, subject to certain exclusions.

As of December 31, 2017, the Credit Agreement included a revolving facility of $302 million, which was utilized in the amount of $62 million in the form of bank guarantees and letters of credit.

Certain members of the RGHL Group are parties to the 2017 Securitization Facility pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2017, the RGHL Group had drawn $420 million under the 2017 Securitization Facility.

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

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facilities of our Credit Agreement, borrowings under the 2017 Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents, as of December 31, 2017, we had $240 million available for drawing under our revolving credit facility. Our revolving credit facility matures in August 2021. Our 2017 Securitization Facility matures in March 2022.

Our ability to borrow under our revolving credit facility, the 2017 Securitization Facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

On February 7, 2017, the RGHL Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. This resulted in a 0.25% per annum reduction in the current margin applicable to the outstanding U.S. and European term loans to 3.000% per annum and 3.500% per annum, respectively, and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000% per annum.

On February 15, 2017, the RGHL Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.

On March 22, 2017, the RGHL Group entered into the 2017 Securitization Facility, of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The 2017 Securitization Facility matures on March 22, 2022. Consistent with the previous facility: (i) the amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables; (ii) the 2017 Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash; and (iii) the terms of the arrangement do not result in the derecognition of the trade receivables by the RGHL Group. The interest rate margin on the 2017 Securitization Facility is 1.75%.

On June 15, 2017, the RGHL Group repaid upon maturity all of the $300 million aggregate principal amount outstanding of its 8.125% Debentures due 2017 plus accrued and unpaid interest.

On September 29, 2017, the interest rate margin applicable to the outstanding U.S. and European term loans under the Credit Agreement was reduced by 0.25% per annum to 2.750% per annum and 3.250% per annum, respectively, due to certain upgrades in RGHL’s credit rating.

On December 15, 2017, the RGHL Group redeemed $100 million aggregate principal amount outstanding of its 5.75% Senior Secured Notes due 2020 at a redemption price of 101.438% plus accrued and unpaid interest.

On January 15, 2018, the RGHL Group repaid upon maturity all of the $16 million aggregate principal amount outstanding of its 6.400% Debentures due 2018 plus accrued and unpaid interest.

Refer to "Part I - Item 4. Recent Developments" included elsewhere in this annual report for information on changes in certain of the RGHL Group's borrowings subsequent to December 31, 2017.

As of December 31, 2017, our total indebtedness of $11,440 million was comprised of the outstanding principal amounts of our borrowings. Our 2018 annual cash interest obligations on our Credit Agreement, the Reynolds Notes, the 2017 Securitization Facility and our other indebtedness are expected to be approximately $608 million, assuming interest on our floating rate debt not covered by interest rate swaps continues to accrue at the current interest rates. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 16 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for details related to our debt and related repayment terms.

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

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial expenses in the statement of comprehensive income as a component of profit or loss. As of December 31, 2017, our non-current derivative asset associated with embedded derivatives was $259 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.
Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2017:

	Payments, due by period, as of December 31, 2017
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	984	984	—	—	—
Financial liabilities(1)	14,248	1,064	4,394	2,172	6,618
Operating leases	417	110	156	88	63
Unconditional capital expenditure obligations	155	155	—	—	—
Total contractual obligations	15,804	2,313	4,550	2,260	6,681

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of December 31, 2017. Both the London Interbank Offered Rate ("LIBOR") and the Euro Interbank Offered Rate ("EURIBOR") during the month of December 2017 were below the floor rates established in accordance with the respective agreements.

As of December 31, 2017, our liabilities for pensions, post-employment benefits, and uncertain tax positions totaled $997 million. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above. We expect to make contributions to the Pactiv Retirement Plan of $49 million in 2018. Expected contributions during the year ending December 31, 2018 for all other defined benefit plans are estimated to be up to $9 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0.0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were made in 2016 or 2017 or will be due in 2018 for the year ended December 31, 2017.

Contingent Liabilities

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Credit Agreement permits the RGHL Group to pay an additional Management Fee of up to $22 million in respect of the years ended December 31, 2010 and 2009. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2017, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.

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

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2017. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our 2017 Securitization Facility. As of December 31, 2017, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of December 31, 2017, the Credit Agreement included interest rate floors of 0.0% per annum on the revolving loan and the U.S. and European term loans. As of December 31, 2017, the 2017 Securitization Facility accrued interest at a floating rate with a 0% floor.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2017, the applicable three-month Dollar LIBO Rate was 1.36%. In July 2016, the RGHL Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of December 31, 2017 the applicable rates were 1.57% and (0.37)%, respectively. Based on our outstanding debt commitments as of December 31, 2017, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $33 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $33 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

The underlying rate for our 2017 Securitization Facility is the one-month LIBOR. As of December 31, 2017 the applicable one-month LIBOR was 1.50%. Based on our outstanding debt commitments under our 2017 Securitization Facility as of December 31, 2017, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities. We are also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use forward exchange contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. The following table provides the details of our outstanding foreign currency derivative contracts as of December 31, 2017.

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency forwards	Sell	CA$	13,000,000		$1.2548 - 1.2925	Jan 2018 - May 2018

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2017, the estimated fair values of the outstanding foreign currency exchange derivative contracts were a net liability of less than $1 million. During the year ended December 31, 2017, we recognized a $1 million unrealized loss and a realized loss of $1 million in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to foreign currency exchange derivatives.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2017, would have resulted in no change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

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

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of December 31, 2017.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	18,501	$1,563 - $2,308	Jan 2018 - Jan 2019
Aluminum Midwest Premium swaps	pound	1,859,987	$0.08 - $0.10	Jan 2018 - Dec 2018
Natural gas swaps	million BTU	6,203,778	$2.82 - $3.34	Feb 2018 - Dec 2018
Ethylene swaps	pound	3,353,654	$0.35 - $0.35	Jan 2018 - May 2018
Polymer-grade propylene swaps	pound	24,069,527	$0.41 - $0.50	Jan 2018 - Jun 2018
Benzene swaps	U.S. liquid gallon	10,991,038	$2.58 - $3.25	Feb 2018 - Sep 2018
Diesel swaps	U.S. liquid gallon	4,033,447	$2.46 - $2.88	Jan 2018 - Dec 2018
Low-density polyethylene swaps	pound	6,000,000	$0.81 - $0.82	Jan 2018 - Jun 2018

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2017, the estimated fair values of the outstanding commodity derivative contracts were a net asset of $5 million. During the year ended December 31, 2017, we recognized a $1 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a realized gain of $20 million as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2017, would have resulted in a $1 million increase (decrease) in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

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

In estimating fair values, we make significant judgments with respect to the revenue, forecasted 2018 Adjusted EBITDA, discount rates and useful lives of our assets. The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. We believe we make every reasonable effort to ensure that we accurately estimate the fair value of the assets. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. A hypothetical 10% change in any of the key assumptions would not result in an impairment, except for Graham Packaging, as all recoverable amounts exceeded carrying value by a substantial amount. For Graham Packaging, the recoverable amount exceeded the carrying value of $3.4 billion by approximately 4%. A change of approximately 2% in the forecasted EBITDA, forecasted cash flows, discount rate or estimated earnings multiple for Graham Packaging could result in a goodwill impairment. Graham Packaging's goodwill as of December 31, 2017 was $1,412 million. For additional information, refer to note 4.1 and note 14 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

In addition, certain amounts have been determined on a provisional basis as a result of recent changes in U.S. federal tax legislation. For more information, refer to note 10.2 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Employee Benefits

The RGHL Group operates a number of defined benefit pension plans, which define the level of pension benefit an employee will receive on retirement. We operate defined benefit plans in several countries including the United States. We also operate post-employment medical benefit plans in the United States. Amounts recognized under these plans are determined using actuarial valuation methods. These methods involve assumptions regarding variables such as discount rate, expected salary increases, the retirement age and life expectancies of employees and future healthcare costs. These assumptions are reviewed at least annually and reflect estimates at the measurement date. Changes in these key assumptions, including the discount rate, can have a significant impact on our defined benefit obligations, future funding requirements and post-employment benefit costs recognized. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense. Holding all other assumptions constant, a one-half percentage point increase in the discount rate would decrease the defined benefit obligation by $246 million and decrease pre-tax pension expense by $7 million. A one-half percentage point decrease in the discount rate would increase the defined benefit obligation by $271 million and increase pre-tax pension expense by $5 million. For more information, refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

We describe below the directors and senior management of RGHL and BP I and the senior management of our segments. Both of RGHL and BP I are ultimately controlled by Mr. Graeme Hart.

Directors of RGHL and BP I and Senior Management of the RGHL Group

Members of the RGHL Group's senior management and the respective principal boards are as follows:

Name	Role	Age
Directors:
Graeme Hart	Sole indirect owner and Director of RGHL	62
Thomas Degnan	Director of RGHL	70
Bryce Murray	Director of RGHL and BP I	60
Gregory Cole	Director of RGHL and BP I	54
Allen Hugli	Director of BP I	55
Senior Management of the RGHL Group:
Thomas Degnan	Chief Executive Officer of RGHL	70
Allen Hugli	Chief Financial Officer of RGHL	55
Joseph Doyle	Group Legal Counsel of RGHL	58
Lance Mitchell	Chief Executive Officer of Reynolds Consumer Products	58
John McGrath	Chief Executive Officer of Pactiv Foodservice	59
John Rooney	Chief Executive Officer of GEC and Graham Packaging	54
Robert Shanahan	Chief Executive Officer of Evergreen	59
Floyd Needham	Chief Executive Officer of Closures	49

RGHL has no independent directors. The directors do not serve a specified term and can be removed at any time by the indirect owner.

Graeme Hart is the sole indirect owner and a director of RGHL. He is also the ultimate owner of Carter Holt Harvey Limited, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies and wood products, mainly in Australia and New Zealand, and the ultimate owner and a director of FRAM Group Holdings Limited, a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts. In addition, Mr. Hart is the sole shareholder and a director of Rank Group Limited ("Rank Group") and a director of a number of private investment companies.

Thomas Degnan is a director and the Chief Executive Officer of RGHL and FRAM Group Holdings Limited. He is also a director and officer of a number of companies within the RGHL Group. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies.

Bryce Murray is a director of RGHL and BP I. Mr. Murray is a member of the RGHL Audit Committee. In addition, he is a director of a number of other companies within the RGHL Group. He also is a director of Rank Group and other entities owned by Mr. Hart. He also has primary responsibility for the operational management of the Carter Holt Harvey group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group, Mr. Murray held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies. Prior to joining Rank Group, Mr. Murray was a partner with the accounting firm Deloitte Touche Tohmatsu.

Gregory Cole is a director of RGHL and BP I. Mr. Cole is a member of the RGHL Audit Committee. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also a director of Rank Group and other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 2004. From 1994 to 2004, Mr. Cole was a partner with Deloitte Touche Tohmatsu, a firm he joined in 1986.

Allen Hugli is the Chief Financial Officer of RGHL and a director of BP I. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also the Chief Financial Officer and a director of Rank Group and a director of other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 1993. He has been the Chief Financial Officer of Burns, Philp & Company Pty Limited since 1999. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand.

Joseph Doyle is the Group Legal Counsel of RGHL and FRAM Group Holdings Limited. Mr. Doyle was appointed RGHL's Group Legal Counsel following the Pactiv acquisition in 2010 and was appointed FRAM Group Holdings Limited's Group Legal Counsel in 2015. Prior to joining RGHL, Mr. Doyle was General Counsel for Pactiv from 2007 to 2010. Prior to joining Pactiv, he was a partner with the law firm Mayer Brown from 2001 to 2007.

Lance Mitchell is the Chief Executive Officer of Reynolds Consumer Products. He was appointed the Chief Executive Officer in April 2011. Prior to such appointment, he served as President of Closures. Mr. Mitchell began his role with Closures under Alcoa in February 2006. Prior to joining Alcoa, he was the Group Vice President of PolyOne Corporation, a global polymer services company, general manager at BF Goodrich, general manager at the Geon Company and a business manager at Avery Dennison.

John McGrath is the Chief Executive Officer of Pactiv Foodservice. Mr. McGrath was appointed the Chief Executive Officer in November 2010 following the Pactiv acquisition. Prior to becoming Chief Executive Officer, Mr. McGrath served as Vice President of Sales, Marketing and Product Development for Pactiv's foodservice and food packaging division. Formerly, Mr. McGrath has been general manager of Pactiv's food processor business and prior to that, Vice President of Logistics. He has also held various positions in sales, marketing and product development throughout his career. Mr. McGrath is the past chairman of the Foodservice Packaging Institute.

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

Floyd Needham is the Chief Executive Officer of Closures. He was appointed the Chief Executive Officer in July 2016. Prior to joining Closures, Mr. Needham was COO/President at Multi-Color Corporation, a global label converting company, from 2006 to 2016. Prior to that, Mr. Needham held various R&D, sales, manufacturing and marketing roles with Sonoco Products from 2000 to 2006 where he was GM of the Rigid Plastics Group. He began his career as an engineer with Nabisco Biscuit Division in New Jersey and Nissin Foods of Japan.

Directors' Compensation and Service Contracts

No director listed in the table above has a service contract relating to his or her position as director. Directors of RGHL and BP I do not receive compensation from the RGHL Group or BP I, respectively, and none has a contract with the RGHL Group or BP I providing for benefits on termination of employment. Thomas Degnan has entered into an employment agreement with Rank Group North America, Inc., a wholly-owned subsidiary of Rank Group. While Mr. Degnan is not an employee of the RGHL Group, we expect he will continue to spend sufficient time to perform the services of Chief Executive Officer for us.

Directors' and Senior Management's Indemnification

Many of our subsidiaries, including all of our U.S. subsidiaries, include provisions in their by-laws or other organizational documents indemnifying directors and officers and managers against any liabilities and costs incurred by such person in connection with any action or threatened action by reason of such person’s serving as a director, officer or manager provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of such company and, with respect to any criminal action or proceeding, the person had no reason to believe his or her conduct was unlawful. In addition, Rank Group and RGHL have agreed to indemnify, subject to certain conditions and limitations, the directors and certain senior managers of the RGHL Group, including those listed in the table under the heading “- Directors of RGHL and BP I and Senior Management of the RGHL Group” above, in respect of decisions made, or actions taken, by these individuals in their capacity as directors or senior managers of certain companies in connection with certain refinancing and restructuring transactions. These indemnification agreements are jurisdiction and company specific but provide for substantially the same terms, except that the agreements contain different limitations on the indemnification obligations of Rank Group and RGHL. Additionally, we have also entered into indemnification agreements with certain officers within the RGHL Group other than our senior management. We also maintain directors and officers insurance for director’s and officer’s liability and legal expenses.

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

Employees

RGHL and its subsidiaries had approximately 28,000 employees as of December 31, 2017 and 29,000 employees as of December 31, 2016. Further information regarding the employees of each of the five segments is included in "Item 4. Information on RGHL — Business Overview."

Share Ownership

None of the directors of RGHL or BP I or the senior management of the RGHL Group hold shares in RGHL or BP I.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders and Beneficial Ownership

RGHL and BP I are indirectly wholly-owned by Mr. Graeme Hart. Other than Mr. Graeme Hart, no director or member of our executive team beneficially owns any shares of RGHL or BP I.

As of February 13, 2018, RGHL has issued 71,500,004 shares, which are all owned by Packaging Finance Limited, a New Zealand corporation, which is 100% owned by Packaging Holdings Limited, a New Zealand corporation, which is 100% owned by Mr. Graeme Hart. BP I has issued 382,995 shares, all of which are owned by RGHL.

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

Rank Group Loan Agreement

We are party to a loan agreement with Rank Group under which Rank Group may request and receive one or more advances. Advances are unsecured, repayable on demand and subordinated on terms such that, unless otherwise permitted, no payments can be made until the obligations under a Rank Group senior secured credit facility are repaid in full. Advances due from Rank Group accrue interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by us. Refer to note 21 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

In August 2017, Rank Group repaid $24 million of the related party loan receivable balance and the RGHL Group, by way of a payment direction, repaid $23 million of outstanding related party trade payable balances due to Rank Group and $1 million of outstanding related party borrowings with Packaging Holdings Limited. During 2017 and 2016, interest was charged at 5.16% and 5.31%, respectively. As of December 31, 2017 and December 31, 2016, $329 million and $330 million, respectively, inclusive of capitalized interest, was outstanding under the loan. As of February 13, 2018, $338 million, including capitalized interest, was outstanding under the loan.

Rank Group Management Fee and Service Agreement

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. During the year ended December 31, 2016, the Group entered into a services agreement with Rank Group, an entity that is also controlled by the RGHL Group's ultimate shareholder. Refer to notes 21 and 25 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

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

Credit Agreement (as of December 31, 2017)

On August 5, 2016, RGHL and certain of its subsidiaries entered into an amendment and incremental assumption agreement which amended and restated the Credit Agreement and incurred thereunder $3,323 million of term loans (the “U.S. Term Loans”), €250 million of term loans (the “European Term Loans” and, together with the U.S. Term Loans, the “Term Loans”) and a revolving credit facility of $302 million (the “Revolving Loans”). On August 5, 2016, concurrent with the incurrence of the Term Loans and the Revolving Loans under the Credit Agreement, the borrowers under the Credit Agreement repaid in full the term loans then outstanding under the Credit Agreement. Certain terms of the Credit Agreement were amended, including but not limited to: (a) extending the maturity date on the Term Loans from December 1, 2018 to February 5, 2023 and on the Revolving Loans from December 27, 2018 to August 5, 2021; (b) reducing the applicable margins; (c) providing additional flexibility to incur additional indebtedness including (i) senior secured notes or loans subject to a total secured leverage ratio and (ii) unsecured indebtedness subject to a fixed charge coverage ratio; and (d) inclusion of a new total secured leverage ratio covenant (calculated on a pro forma basis) applicable under the revolving credit facility if the aggregate revolving credit exposure as of the last day of a fiscal quarter exceeds 35% of the commitments thereunder.

On October 7, 2016, RGHL and certain of its subsidiaries entered into an incremental assumption agreement to the Credit Agreement pursuant to which $1,350 million of new incremental U.S. Term Loans were incurred under the existing Credit Agreement. Also on October 7, 2016 the RGHL Group guarantors reaffirmed their existing guarantees and security to support the obligations under the Credit Agreement (including the new incremental U.S. Term Loans).

On February 7, 2017, RGHL and certain of its subsidiaries entered into an incremental assumption agreement, related to the Credit Agreement, and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement.

Structure

As of December 31, 2017, the senior secured credit facilities under the Credit Agreement consisted of the following:

•
$3,282 million principal amount outstanding of U.S. Term Loans which were borrowed by Reynolds Consumer Products Holdings LLC, Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Graham Packaging Company Inc., Closure Systems International Inc., Closure Systems International Holdings LLC and BP III (together, the “U.S. Term Borrowers”);

•
€247 million principal amount outstanding of European Term Loans which were borrowed by Closure Systems International Limited (previously Closure Systems International B.V.), BP III and Pactiv LLC (together, the “European Term Borrowers”); and

•
a U.S. revolving credit facility of $302 million with the ability to incur an additional $98 million (of which up to $175 million may be drawn by way of letters of credit), which is available to the U.S. Term Borrowers and the European Term Borrowers.

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

The outstanding Term Loans under the Credit Agreement are required to be prepaid with: (a) up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met); (b) 100% of the net cash proceeds of certain asset dispositions (provided that a portion of the net cash proceeds of an asset disposition may be used to prepay or repurchase the Reynolds Senior Secured Notes to the extent required under the indentures governing the Reynolds Senior Secured Notes, as applicable), subject to certain thresholds, reinvestment provisions and (c) 100% of the net proceeds of debt that is incurred in violation of the Credit Agreement.

The U.S. Term Loans and the European Term Loans amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on February 7, 2017 (subject to certain adjustments) and, in each case, with the balance payable in full on the maturity date thereof. Quarterly amortization payments are reduced by any excess cash flow payments. For the fiscal years ended December 31, 2017 and 2016, no excess cash flow payments were required.

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

(B) in the case of borrowings bearing interest at a rate determined by reference to the Adjusted LIBO Rate ("Eurocurrency" borrowings) denominated in U.S. dollars, which is the LIBO Rate (as defined in the Credit Agreement) for the interest period in effect multiplied by statutory reserves;

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

The applicable margin with respect to the Term Loans is equal to (i) with respect to any Eurocurrency U.S. Term Loan, 2.75% per annum (or 3.00%, if the public corporate and public corporate family ratings of RGHL Group is rated less than B/B2 by S&P and Moody’s, respectively), (ii) with respect to any Eurocurrency European Term Loan, 3.25% per annum (or 3.50%, if the public corporate and public corporate family ratings of RGHL Group is rated less than B/B2 by S&P and Moody's, respectively); (iii) with respect to any Daily Rate U.S. Term Loan, 1.75% per annum (or 2.00%, if the public corporate and public corporate family ratings of RGHL Group is rated less than B/B2 by S&P and Moody’s, respectively); and (iv) with respect to any Daily Rate European Term Loan, 2.25% per annum (or 2.50%, if the public corporate and public corporate family ratings of RGHL Group is rated less than B/B2 by S&P and Moody's, respectively).

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

Guarantees and Security

All obligations under the Credit Agreement are guaranteed by RGHL and certain of its direct and indirect subsidiaries that guarantee the Reynolds Notes, including the borrowers under the Credit Agreement and the Reynolds Notes Issuers, subject to certain legal and tax limitations and other agreed exceptions.

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

The Credit Agreement contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant operates for the benefit of the revolver lenders and issuing banks only, and applies if the aggregate revolving credit exposure (excluding any exposure in respect of undrawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total commitments under the revolving credit facility on such day.

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

Reynolds Notes

As of December 31, 2017, the RGHL Group had outstanding:

•	$3,137 million in principal amount of 5.750% Senior Secured Notes due 2020;

•	$645 million in principal amount of 6.875% Senior Secured Notes due 2021;

•	$750 million in principal amount of Floating Rate Senior Secured Notes due 2021;

•	$1,600 million in principal amount of 5.125% Senior Secured Notes due 2023; and

•	$800 million in principal amount of 7.000% Senior Notes due 2024.

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

•	are senior in right of payment to any subordinated indebtedness of such guarantor.

Reynolds Senior Notes

The Reynolds Senior Notes are senior obligations of the Reynolds Notes Issuers and:

•	are effectively subordinated to any secured indebtedness of the Reynolds Notes Issuers to the extent of the value of the collateral securing such indebtedness;

•	rank pari passu in right of payment with all existing and future senior indebtedness of the Reynolds Notes Issuers;

•	are senior in right of payment to any subordinated indebtedness of the Reynolds Notes Issuers; and

•	are effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of RGHL that is not a guarantor.

The guarantees of the Reynolds Senior Notes are senior obligations of each guarantor, including RGHL, and:

•	rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•	are effectively subordinated to any secured indebtedness of such guarantor to the extent of the value of the collateral securing such indebtedness; and

•	are senior in right of payment to any subordinated indebtedness of such guarantor.

Covenants

The indentures governing the Reynolds Notes contain covenants that, among other things, limit the ability of BP I and its restricted subsidiaries to:

•	incur additional indebtedness and issue disqualified or preferred stock;

•	make restricted payments, including dividends or other distributions;

•	enter into arrangements that limit any restricted subsidiary's ability to pay dividends or certain other payments to BP I or any other restricted subsidiary;

•	sell assets;

•	engage in transactions with affiliates;

•	create certain liens;

•	consolidate, merge or transfer all or substantially all of their assets; and

•	impair the security interests granted for the benefit of the trustee and holders of the Reynolds Senior Secured Notes.

These covenants are subject to a number of important limitations and exceptions.

Events of Default

The indentures governing the Reynolds Notes contain certain customary events of default, including:

•	non-payment of interest on the applicable series of Reynolds Notes for a continuous period of 30 days;

•	non-payment of principal or premium, if any, on the applicable series of Reynolds Notes;

•
breach of any agreement in the applicable series of Reynolds Notes or the indentures governing the applicable series of Reynolds Notes (other than failure to purchase such notes) by BP I or any Restricted Subsidiary (as defined in the respective indentures) which is not cured within 60 days of notice;

•
cross-defaults or acceleration of other indebtedness of BP I, a Reynolds Notes Issuer or any Significant Subsidiary (as defined in the respective indentures) in excess of $30 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against BP I, a Reynolds Notes Issuer or a Significant Subsidiary; and

•	invalidity of any guarantee, and with respect to the Reynolds Senior Secured Notes, any security interest, of RGHL, BP I or a Significant Subsidiary.

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

First Lien Intercreditor Agreement

The collateral agents under the Credit Agreement (the "Collateral Agents”), the trustees for the holders of the Reynolds Senior Secured Notes, the administrative agent under the Credit Agreement, as representative for the secured parties under the Credit Agreement, RGHL and certain of its subsidiaries entered into the First Lien Intercreditor Agreement, which sets forth the relative rights and obligations of the lenders under the Credit Agreement and certain local working capital facilities, certain hedging providers and cash management services providers, and the holders of the Reynolds Senior Secured Notes with respect to Shared Collateral. This summary of the First Lien Intercreditor Agreement uses the following terms:

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

As of December 31, 2017, Pactiv had outstanding:

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

Notes Repaid or Redeemed

On February 15, 2017, the RGHL Group redeemed all of the $345 million aggregate principal amount outstanding of its 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.

On June 15, 2017, the RGHL Group repaid upon maturity all of the $300 million aggregate principal amount outstanding of its 8.125% Debentures due 2017.

On December 15, 2017, the RGHL Group redeemed $100 million aggregate principal amount outstanding of its 5.75% Senior Secured Notes due 2020 at a redemption price of 101.438% plus accrued and unpaid interest.

On January 15, 2018, the RGHL Group repaid upon maturity all of the $16 million aggregate principal amount outstanding of its 6.400% Debentures due 2018 plus accrued and unpaid interest.

On January 16, 2018, the RGHL Group issued a notice of redemption for $300 million aggregate principal amount of its outstanding 6.875% Senior Secured Notes due 2021 to be repaid on February 15, 2018 at a redemption price of 101.146% plus accrued and unpaid interest.

2017 Securitization Facility

On March 22, 2017, the RGHL Group entered into the 2017 Securitization Facility, of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The 2017 Securitization Facility matures on March 22, 2022. Consistent with the previous facility: (i) the amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables; (ii) the 2017 Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash; and (iii) the terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The 2017 Securitization Facility has an interest rate equal to one-month LIBOR with a 0% floor, plus a margin of 1.75% per annum. As of December 31, 2017, $420 million was drawn under the 2017 Securitization Facility.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2017.
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

Management evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of the RGHL Group's internal control over financial reporting as of December 31, 2017 and concluded that such internal control over financial reporting is effective.
Changes in Internal Control Over Financial Reporting
There have not been any changes in our internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to the RGHL Group for professional services rendered by the company's principal accountant:

	For the year ended December 31,
(In $ million)	2017	2016
Audit fees(1)	6	6
Audit-related fees(2)	—	1
All other fees(3)	2	—
Total	8	7

(1)
Audit fees include fees for the audit and review of the RGHL Group's annual and interim consolidated financial statements, the audit of annual financial statements for subsidiary entities and other services provided as part of debt offering transactions, including the provision of comfort letters.

(2)	Audit-related fees include fees for audit or review services of financial information other than annual and interim financial statements.

(3)	All other fees include fees for trade and distribution consulting.

RGHL's Audit Committee has adopted a policy requiring the Audit Committee to approve all audit, audit-related, tax and other services. One of our directors pre-approves all services, audit and non-audit, to be provided to the RGHL Group by our independent auditors. Such director has pre-approved the provision, by our independent auditors, of specific audit, audit-related, tax and other non-audit services as being consistent with auditor independence. Requests or applications to provide services that require the specific pre-approval of the Board must be submitted to that director by the independent auditors.

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

ITEM 19. EXHIBITS.

Exhibit Number	Description of Exhibit
1.1.	Certificate of Incorporation of Reynolds Group Holdings Limited, filed herein
1.2.
Constitution of Reynolds Group Holdings Limited (previously filed as Exhibit 1.1 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.3.	Certificate of Incorporation of Beverage Packaging Holdings I Limited, filed herein
1.4.	Constitution of Beverage Packaging Holdings I Limited, filed herein
1.5.	Certificate of Incorporation of Beverage Packaging Holdings III Limited, filed herein
1.6.	Constitution of Beverage Packaging Holdings III Limited, filed herein
1.7.	Certificate of Incorporation of Beverage Packaging Holdings V Limited, filed herein
1.8.	Constitution of Beverage Packaging Holdings V Limited, filed herein
1.9.	Certificate of Incorporation of Reynolds Group Issuer (New Zealand) Limited, filed herein
1.10.	Constitution of Reynolds Group Issuer (New Zealand) Limited, filed herein
1.11.	Certificate of Incorporation of Reynolds Packaging International Limited, filed herein
1.12.	Constitution of Reynolds Packaging International Limited, filed herein
1.13.	Certificate of Incorporation of Evergreen Packaging International Limited, filed herein
1.14.	Constitution of Evergreen Packaging International Limited, filed herein
1.15.	Certificate of Incorporation of Closure Systems International Limited, filed herein
1.16.	Constitution of Closure Systems International Limited, filed herein
1.17.
Certificate of Incorporation of Beverage Packaging (New Zealand) Limited (previously filed as Exhibit 1.256 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)

1.18.	Constitution of Beverage Packaging (New Zealand) Limited (formerly Taurus Australia Holdings Limited), filed herein
1.19.
Certificate of Incorporation of Reynolds Group Holdings Inc. (previously filed as Exhibit 1.41 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.20.	By-Laws of Reynolds Group Holdings Inc. (previously filed as Exhibit 1.42 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.21.
Certificate of Incorporation of Reynolds Group Issuer Inc. (previously filed as Exhibit 1.2 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.22.	By-Laws of Reynolds Group Issuer Inc. (previously filed as Exhibit 1.3 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.23.
Certificate of Formation of Reynolds Group Issuer LLC (previously filed as Exhibit 1.4 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.24.
Limited Liability Company Agreement of Reynolds Group Issuer LLC (previously filed as Exhibit 1.5 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.25.
Certificate of Incorporation of Reynolds Services Inc. (previously filed as Exhibit 1.51 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.26.	By-Laws of Reynolds Services Inc. (previously filed as Exhibit 1.52 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.27.
Certificate of Incorporation of RenPac Holdings Inc. (previously filed as Exhibit 1.192 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.28.	By-laws of RenPac Holdings Inc. (previously filed as Exhibit 1.193 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.29.
Certificate of Formation of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.) (previously filed as Exhibit 1.31 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

1.30.
Limited Liability Company Agreement of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.) (previously filed as Exhibit 1.32 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

1.31.
Certificate of Incorporation of Bakers Choice Products, Inc. (previously filed as Exhibit 1.7 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.32.
Second Amended and Restated By-Laws of Bakers Choice Products, Inc. (previously filed as Exhibit 1.8 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.33.
Certificate of Formation of Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc. and Reynolds Consumer Products, Inc.) (previously filed as Exhibit 1.37 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

1.34.
Limited Liability Company Agreement of Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc. and Reynolds Consumer Products, Inc.) (previously filed as Exhibit 1.38 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

1.35.
Certificate of Incorporation of Reynolds Manufacturing, Inc. (previously filed as Exhibit 1.177 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.36.	By-laws of Reynolds Manufacturing, Inc. (previously filed as Exhibit 1.191 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.37.
Certificate of Incorporation of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products, Inc.) (previously filed as Exhibit 1.33 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

1.38.
Second Amended and Restated By-Laws of Reynolds Presto Products Inc. (formerly known as Reynolds Consumer Products, Inc.) (previously filed as Exhibit 1.34 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.39.
Certificate of Incorporation of Trans Western Polymers, Inc. (previously filed as Exhibit 1.252 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F/A on February 27, 2014)

1.40.
By-Laws of Trans Western Polymers, Inc. (previously filed as Exhibit 1.253 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F on February 27, 2014)

1.41.
Articles of Incorporation of Reynolds Consumer Products Canada, Inc. (previously filed as Exhibit 1.254 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

1.42.	By-Laws of Reynolds Consumer Products Canada, Inc. (previously filed as Exhibit 1.255 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)
1.43.
Certificate of Formation of Pactiv LLC (formerly known as Pactiv Corporation) (previously filed as Exhibit 1.144 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

1.44.
Amended and Restated Limited Liability Company Agreement of Pactiv LLC (formerly known as Pactiv Corporation) (previously filed as Exhibit 1.145 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F on February 27, 2014)

1.45.
Certificate of Incorporation of Pactiv International Holdings Inc. (previously filed as Exhibit 1.150 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.46.
Amended and Restated By-Laws of Pactiv International Holdings Inc. (previously filed as Exhibit 1.151 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.47.
Certificate of Formation of Pactiv Management Company LLC (previously filed as Exhibit 1.152 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.48.
Limited Liability Company Agreement of Pactiv Management Company LLC (previously filed as Exhibit 1.153 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.49.
Amended and Restated Certificate of Incorporation of Pactiv Packaging Inc. (formerly PWP Industries, Inc.) (previously filed as Exhibit 1.164 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.50.
Amended and Restated By-Laws of Pactiv Packaging Inc. (formerly PWP Industries, Inc.) (previously filed as Exhibit 1.165 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.51.	Amended and Restated By-Laws of PCA West Inc. (previously filed as Exhibit 1.258 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)
1.52.	Certificate of Incorporation of PCA West Inc. (previously filed as Exhibit 1.259 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)
1.53.
Articles of Amalgamation of Pactiv Canada Inc. (previously filed as Exhibit 1.183 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

1.54.	By-Law No. 1 of Pactiv Canada Inc. (previously filed as Exhibit 1.184 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.55.	Certificate of Formation of GEC Packaging Technologies LLC, filed herein
1.56.
Limited Liability Company Agreement of GEC Packaging Technologies LLC (previously filed as Exhibit 1.257 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)

1.57.
Certificate of Incorporation of Graham Packaging Company Inc. (previously filed as Exhibit 1.189 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.58.	By-laws of Graham Packaging Company Inc. (previously filed as Exhibit 1.190 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.59.
Certificate of Formation of BCP/Graham Holdings LLC (previously filed as Exhibit 1.185 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.60.
Limited Liability Company Agreement of BCP/Graham Holdings LLC (previously filed as Exhibit 1.186 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.61.
Amended and Restated Certificate of Limited Partnership of Graham Packaging Holdings Company (incorporated by reference to Exhibit 3.5 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed July 13, 1998)

1.62.
Seventh Amended and Restated Agreement of Limited Partnership of Graham Packaging Holdings Company (previously filed as Exhibit 1.239 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

1.63.	Certificate of Formation of GPC US LLC, filed herein
1.64.	Limited Liability Company Agreement of GPC US LLC, filed herein.
1.65.
Amended and Restated Certificate of Limited Partnership of Graham Packaging Company, L.P. (previously filed as Exhibit 1.206 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

1.66.
Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P. (incorporated by reference to Exhibit 3.2 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)

1.67.
Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P. (previously filed as Exhibit 1.208 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

1.68.	Certificate of Formation of GPC Opco GP, LLC (incorporated by reference to Exhibit 3.9 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-01) filed May 26, 1998)
1.69.
Limited Liability Company Agreement of GPC Opco GP, LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Company, L.P.'s Registration Statement on Form S-4 (No. 333-125173-01) filed May 24, 2005)

1.70.	Certificate of Formation of GPC Sub GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
1.71.
Limited Liability Company Agreement of GPC Sub GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.72.
Amended and Restated Certificate of Incorporation of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.26 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)

1.73.
Amended and Restated By-Laws of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.28 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.74.	Certificate of Formation of Graham Packaging Plastic Products LLC, filed herein
1.75.	Certification of Conversion of Graham Packaging Plastic Products LLC, filed herein
1.76.	Limited Liability Company Agreement of Graham Packaging Plastic Products LLC, filed herein
1.77.	Amended and Restated Limited Liability Company Agreement of Graham Packaging Plastic Products LLC, filed herein
1.78.
Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.79.
Form of First Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.55 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.80.
Second Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.56 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.81.
Third Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.57 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.82.
Fourth Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.58 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.83.
Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.59 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.84.
Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.60 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.85.
Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.61 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.86.
By-Laws of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.62 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.87.
Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.63 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.88.
Certificate of Amendment of Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.64 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.89.
Articles of Conversion of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.65 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.90.
Certificate of Amendment to the Certificate of Formation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.66 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.91.
Amended and Restated Single Member Operating Agreement of Graham Packaging PX, LLC (previously filed as Exhibit 1.235 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

1.92.	Certificate of Formation of Evergreen Packaging LLC, filed herein
1.93.	Certification of Conversion of Evergreen Packaging LLC, filed herein
1.94.	Limited Liability Company Agreement of Evergreen Packaging LLC, filed herein
1.95.	Certificate of Formation of Blue Ridge Holding LLC, filed herein
1.96.	Certification of Conversion of Blue Ridge Holding LLC, filed herein
1.97.	Limited Liability Company Agreement of Blue Ridge Holding LLC, filed herein
1.98.	Certificate of Formation of Blue Ridge Paper Products LLC, filed herein
1.99.	Certification of Conversion of Blue Ridge Paper Products LLC, filed herein
1.100.	Limited Liability Company Agreement of Blue Ridge Paper Products LLC, filed herein
1.101.
Limited Liability Company Articles of Organization of BRPP, LLC (previously filed as Exhibit 1.61 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.102.	Operating Agreement of BRPP, LLC (previously filed as Exhibit 1.62 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.103.
Articles of Amalgamation of Evergreen Packaging Canada Limited (previously filed as Exhibit 1.73 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.104.
By-Law No. 1A of Evergreen Packaging Canada Limited (previously filed as Exhibit 1.74 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.105.
Certificate of Formation of Closure Systems International Holdings LLC (formerly known as Closure Systems International Holdings Inc.) (previously filed as Exhibit 1.15 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

1.106.
Limited Liability Company Agreement of Closure Systems International Holdings LLC (formerly known as Closure Systems International Holdings Inc.) (previously filed as Exhibit 1.16 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

1.107.
Certificate of Incorporation of Closure Systems International Inc. (previously filed as Exhibit 1.17 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.108.
Amended and Restated By-Laws of Closure Systems International Inc. (previously filed as Exhibit 1.18 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.109.
Amended and Restated Certificate of Incorporation of Closure Systems International Americas, Inc. (previously filed as Exhibit 1.13 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.110.
By-Laws of Closure Systems International Americas, Inc. (previously filed as Exhibit 1.14 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.111.
Certificate of Incorporation of Closure Systems International Packaging Machinery Inc. (previously filed as Exhibit 1.49 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.112.
By-Laws of Closure Systems International Packaging Machinery Inc. (formerly Alcoa Packaging Machinery, Inc.) (previously filed as Exhibit 1.50 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.113.
Certificate of Formation of Closure Systems Mexico Holdings LLC (previously filed as Exhibit 1.19 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.114.
Amended and Restated Limited Liability Company Agreement of Closure Systems Mexico Holdings LLC (previously filed as Exhibit 1.20 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.115.	Certificate of Formation of CSI Mexico LLC (previously filed as Exhibit 1.21 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.116.
Amended and Restated Limited Liability Company Agreement of CSI Mexico LLC (previously filed as Exhibit 1.22 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.117.
Certificate of Incorporation of CSI Sales & Technical Services Inc. (previously filed as Exhibit 1.23 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.118.
By-Laws of CSI Sales & Technical Services Inc. (previously filed as Exhibit 1.24 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.119.
Articles of Incorporation of Southern Plastics Inc. (previously filed as Exhibit 1.57 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.120.	By-Laws of Southern Plastics Inc. (previously filed as Exhibit 1.58 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
2.1.
Form of 5.750% Senior Secured Note due 2020 (included in Exhibit 2.1.1 hereto) (previously filed as Exhibit 2.22.4 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.1.1.
5.750% Senior Secured Notes due 2020 Indenture, dated as of September 28, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent (previously filed as Exhibit 2.6.41 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.1.2.
Form of Supplemental Indenture with respect to guarantor accessions to the 5.750% Senior Secured Notes due 2020, together with a list identifying the substantially similar agreements not filed, filed herein

2.1.3.
Twelfth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of November 3, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.6.97 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)

2.1.4.
Thirteenth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of June 30, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent, filed herein.

2.1.5.
Fourteenth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of October 31, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent, filed herein.

2.2.
Form of 6.875% Senior Secured Note due 2021 (included in Exhibit 2.2.1 hereto) (previously filed as Exhibit 2.21 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

2.2.1.
6.875% Senior Secured Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent (previously filed as Exhibit 2.5 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

2.2.2.
Form of Supplemental Indenture with respect to guarantor accessions to the 6.875% Senior Secured Notes due 2021, together with a list identifying the substantially similar agreements not filed, filed herein

2.2.3.
Eleventh Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.5.11 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

2.2.4.
Fourteenth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.5.14 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on May 11, 2012)

2.2.5.
Fifteenth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.5.15 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on June 21, 2012)

2.2.6.
Twenty-seventh Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of November 3, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.5.2 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)

2.2.7.
Twenty-Eighth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 30, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent, filed herein

2.2.8.
Twenty-Ninth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of October 31, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent, filed herein.

2.3.
Collateral Agreement, dated as of November 5, 2009, among Reynolds Consumer Products Holdings Inc., Reynolds Group Holdings Inc., Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the grantors from time to time party thereto and The Bank Of New York Mellon, as collateral agent (previously filed as Exhibit 2.13 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.1.
Supplement No. 2 to the Collateral Agreement, dated as of February 2, 2010, between Closure Systems International Americas, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.2 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.2.
Supplement No. 3 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.3 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.3.
Supplement No. 6 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Holding Corp. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.6 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.4.
Supplement No. 7 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Paper Products Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.7 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.5.
Supplement No. 8 to the Collateral Agreement, dated as of May 4, 2010, between by BRPP, LLC and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.8 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.6.
Supplement No. 16 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.15 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.7.
Supplement No. 21 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv International Holdings Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.20 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.8.
Supplement No. 22 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Management Company LLC and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.21 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.9.
Supplement No. 23 to the Collateral Agreement, dated as of November 16, 2010, between PCA West Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.22 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.10.
Supplement No. 26 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Packaging Inc. (formerly PWP Industries, Inc.) and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.25 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.11.
Supplement No. 30 to the Collateral Agreement, dated as of September 8, 2011, between Graham Packaging Company Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.13.29 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.12.
Supplement No. 32 to the Collateral Agreement, dated as of September 8, 2011, between BCP/Graham Holdings LLC and The Bank of New York Mellon (previously filed as Exhibit 2.13.31 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.13.
Supplement No. 33 to the Collateral Agreement, dated as of October 14, 2011, between Reynolds Manufacturing, Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.13.32 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.14.
Supplement No. 34 to the Collateral Agreement, dated as of October 14, 2011, between RenPac Holdings Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.13.33 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.15.
Supplement No. 35 to the Collateral Agreement, dated as of March 20, 2012, between certain additional guarantors and The Bank of New York Mellon (previously filed as Exhibit 2.13.34 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

2.3.16.
Supplement No. 37 to the Collateral Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon (previously filed as Exhibit 2.13.36 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.3.17.
Supplement No. 39 to the Collateral Agreement dated as of November 15, 2013, between certain additional guarantors and The Bank of New York Mellon(previously filed as Exhibit 2.13.38 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F/A on February 27, 2014)

2.3.18.	Supplement No. 41 to the Collateral Agreement dated as of October 25, 2016, between GEC Packaging Technologies LLC and The Bank of New York Mellon, filed herein
2.3.19.	Supplement No. 42 to the Collateral Agreement, dated as of November 21, 2017, between GPC US LLC and The Bank of New York Mellon, filed herein
2.4.
First Lien Intercreditor Agreement, dated as of November 5, 2009, among The Bank of New York Mellon, as collateral agent, Credit Suisse, as representative under the Credit Agreement, The Bank of New York Mellon, as representative under the Indenture, each grantor and each additional representative from time to time party thereto (previously filed as Exhibit 2.14 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.4.1.
Amendment No. 1 and Joinder to the First Lien Intercreditor Agreement, dated January 21, 2010 (previously filed as Exhibit 2.14.1 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.4.2.
Joinder to the First Lien Intercreditor Agreement, dated as of February 1, 2011 by The Bank of New York Mellon, as the new representative under the new Senior Secured Notes Indenture dated February 1, 2011(previously filed as Exhibit 2.14.3 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.4.3.
Joinder to the First Lien Intercreditor Agreement, dated as of September 28, 2012, by The Bank of New York Mellon, as the new representative under the new Senior Secured Notes Indenture dated September 28, 2012 (previously filed as Exhibit 2.14.5 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.4.4.
Joinder to the First Lien Intercreditor Agreement, dated as of June 27, 2016 by The Bank of New York Mellon, as the new representative under the new Senior Secured Notes Indenture dated June 27, 2016, filed herein

2.5.
Copyright Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.23 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.5.1
Copyright Security Agreement, dated as of November 16, 2010, among Pactiv Corporation (now known as Pactiv LLC), a Delaware corporation and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.237 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.5.2.	Copyright Security Agreement dated as of August 17, 2017 among the grantors listed thereto and The Bank of New York Mellon, filed herein
2.6.
Patent Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.24 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.6.1.
Patent Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.173 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.6.2.	Patent Security Agreement, dated as of September 1, 2010 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent, filed herein
2.6.3.
Patent Security Agreement, dated as of November 16, 2010, among the grantors listed thereto and The Bank of New York Mellon (previously filed as Exhibit 2.238 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.6.4.	Patent Security Agreement, dated as of January 12, 2011 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent, filed herein
2.6.5.	Patent Security Agreement, dated as of May 2, 2011 between Dopaco, Inc. and The Bank of New York Mellon, as collateral agent, filed herein
2.6.6.	Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging Company L.P. and The Bank of New York Mellon, as collateral agent, filed herein
2.6.7.	Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging PET Technologies Inc. and The Bank of New York Mellon, as collateral agent, filed herein
2.6.8.	Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging Plastic Products Inc. and The Bank of New York Mellon, as collateral agent, filed herein
2.6.9.	Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging LC, L.P. and The Bank of New York Mellon, as collateral agent, filed herein
2.6.10.	Patent Security Agreement, dated as of April 9, 2013 between Spirit Foodservice, Inc. and The Bank of New York Mellon, as collateral agent, filed herein
2.6.11.
Patent Security Agreement dated as of February 14, 2014 between Trans Western Polymers, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.657 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.6.12.	Patent Security Agreement dated as of August 17, 2017 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent, filed herein
2.6.13.	Patent Security Agreement dated as of August 17, 2017 between Pactiv Canada Inc. and The Bank of New York Mellon, as collateral agent, filed herein
2.7.
Trademark Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.25 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.7.1.
Trademark Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.174 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.7.2.	Trademark Security Agreement, dated as of September 1, 2010 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent, filed herein
2.7.3.
Trademark Security Agreement, dated as of November 16, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.239 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.7.4.	Trademark Security Agreement, dated as of May 2, 2011 between Dopaco, Inc. and The Bank of New York Mellon, as collateral agent, filed herein
2.7.5.	Trademark Security Agreement, dated as of March 20, 2012 between Graham Packaging LC, L.P. and The Bank of New York Mellon, as collateral agent, filed herein
2.7.6.	Trademark Security Agreement, dated as of March 20, 2012 between Graham Packaging Company L.P. and The Bank of New York Mellon, as collateral agent, filed herein
2.7.7.	Trademark Security Agreement, dated as of March 20, 2012 between Graham Packaging PET Technologies Inc. and The Bank of New York Mellon, as collateral agent, filed herein
2.7.8.	Trademark Security Agreement, dated as of April 9, 2013 between Spirit Foodservice, Inc. and The Bank of New York Mellon, as collateral agent, filed herein
2.7.9.
Trademark Security Agreement dated as of February 14, 2014 between Trans Western Polymers, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.656 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.7.10.	Trademark Security Agreement dated as of August 17, 2017 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent, filed herein
2.8.
Specific Security Deed in respect of Reynolds Group Holdings Limited's shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.68 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.9.
General Security Deed, dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.89 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.10.
General Security Deed, dated June 16, 2015, between Beverage Packaging (New Zealand) Limited and Wilmington Trust (London) Limited (previously filed as Exhibit 4.150 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 24, 2016)

2.11.	General Security Deed, dated March 22, 2017, between Beverage Packaging Holdings (Luxembourg) I S.A. and Wilmington Trust (London) Limited, filed herein
2.12.	Global General Security Deed, dated September 29, 2017, between Reynolds Group Holdings Limited, the entities listed therein as initial chargors and Wilmington Trust (London) Limited, filed herein
2.13.
Confirmation and Reaffirmation Letter dated as of September 29, 2017 from Evergreen Packaging International Limited, Reynolds Packaging International Limited and Closure Systems International Limited to Credit Suisse AG, Cayman Islands Branch, The Bank of New York Mellon and Wilmington Trust (London) Limited, filed herein

2.14.
Confirmation and Reaffirmation Letter dated as of October 31, 2017 from Beverage Packaging Holdings I Limited, Beverage Packaging Holdings III Limited, Beverage Packaging Holdings V Limited and Reynolds Group Issuer (New Zealand) Limited to Credit Suisse AG, Cayman Islands Branch, The Bank of New York Mellon and Wilmington Trust (London) Limited, filed herein

2.15.
Composite Supplemental Deed dated as of October 31, 2017 to the Global General Security Deed between Reynolds Group Holdings Limited, Beverage Packaging Holdings III Limited, Beverage Packaging Holdings V Limited, Reynolds Group Issuer (New Zealand) Limited and Wilmington Trust (London) Limited, filed herein

2.16.
Canadian General Security Agreement, dated as of December 2, 2009, between Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.113 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.17.
Canadian General Security Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging Canada Limited (previously filed as Exhibit 2.175 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.18.
Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated June 28, 2010 (previously filed as Exhibit 2.216 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.19.
Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated June 28, 2010 (previously filed as Exhibit 2.217 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.20.
Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.218 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.21.
Canadian General Security Agreement, dated as of September 1, 2010, between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.223 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.22.
Deed of Hypothec granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010 (previously filed as Exhibit 2.225 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.23.
Bond Pledge Agreement granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010 (previously filed as Exhibit 2.226 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.24.
Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010 (previously filed as Exhibit 2.227 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.25.
Canadian Pledge Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging International B.V. (previously filed as Exhibit 2.176 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.26.
Amending Agreement No 1 to the Canadian Pledge Agreement, dated as of September 6, 2017, entered into by Evergreen Packaging International S.à r.l. (formerly known as Evergreen Packaging International B.V.), filed herein

2.27.
Amending Agreement No 2 to the Canadian Pledge Agreement, dated as of September 29, 2017, entered into by Evergreen Packaging International Limited (formerly known as Evergreen Packaging International S.à r.l.), filed herein

2.28.
Canadian General Security Agreement granted by 798795 Ontario Limited (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.240 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.29.
Canadian General Security Agreement granted by Newspring Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.242 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.30.
Canadian General Security Agreement granted by Pactiv Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.244 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.31.
Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010 (previously filed as Exhibit 2.256 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.32.
Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.257 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.33.
Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.258 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.34.
Deed of Hypothec between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010 (previously filed as Exhibit 2.259 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.35.
Bond Pledge Agreement between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.260 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.36.
Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.261 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.37.	Confirmation and Acknowledgement Agreement dated July 1, 2011 made by Pactiv Canada Inc in favour of The Bank of New York Mellon, filed herein
2.38.	Confirmation and Acknowledgement Agreement dated January 1, 2012 made by Pactiv Canada Inc in favour of The Bank of New York Mellon, filed herein
2.39.
Canadian General Security Agreement dated as of June 30, 2014 by Reynolds Consumer Products Canada Inc. (previously filed as Exhibit 2.650 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.40.	Canadian Pledge Agreement dated September 1, 2010 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent, filed herein
2.41.	Amending Agreement No. 1 to Canadian Pledge Agreement dated as of April 28, 2011 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent, filed herein
2.42.	Amending Agreement No. 2 to Canadian Pledge Agreement dated as of April 28, 2011 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent, filed herein
2.43.	Amending Agreement No. 3 to Canadian Pledge Agreement dated as of July 1, 2011 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent, filed herein
2.44.	Amending Agreement No. 4 to Canadian Pledge Agreement dated as of January 1, 2012 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent, filed herein
2.45.
Amending Agreement No. 5 to Canadian Pledge Agreement dated as of June 30, 2014 by Reynolds Packaging International B.V. (previously filed as Exhibit 2.651 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.46.
Amending Agreement No. 6 to Canadian Pledge Agreement dated as of September 6, 2017 between Reynolds Packaging International S.a r.l (formerly known as Reynolds Packaging International B.V.) and The Bank of New York Mellon as collateral agent, filed herein

2.47.
Amending Agreement No. 7 to Canadian Pledge Agreement dated as of September 29, 2017 between Reynolds Packaging International Limited (formerly known as Reynolds Packaging International S.à r.l.) and The Bank of New York Mellon as collateral agent, filed herein

2.48.
Security Over Shares Agreement in CSI Latin American Holdings Corporation, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.110 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.49.
Security Over Shares Agreement in Closure Systems International (UK) Limited, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.119 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.50.
Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.301 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.51.
Deed of Confirmation and Amendment in respect of a share pledge over Closure Systems International (UK) Limited between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent, dated February 1, 2011 (previously filed as Exhibit 2.349 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.52.
Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011 (previously filed as Exhibit 2.502 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.53.
Deed of Confirmation and Amendment relating to a pledge of shares in Closure Systems International (UK) Limited granted by Closure Systems International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012 (previously filed as Exhibit 2.586 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.54.
Security Over Shares Agreement relating to shares in Ivex Holdings, Ltd., dated September 1, 2010, between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.234 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.55.
Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.303 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.56.
Deed of Confirmation and Amendment in respect of a share pledge over Ivex Holdings, Ltd. between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent, dated February 1, 2011 (previously filed as Exhibit 2.352 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.57.
Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated September 8, 2011 (previously filed as Exhibit 2.496 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.58.
Deed of Confirmation and Amendment relating to a pledge of shares in Ivex Holdings, Ltd. granted by Reynolds Packaging International B.V. in favour of The Bank of New York Mellon as collateral agent, dated November 7, 2012 (previously filed as Exhibit 2.580 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.59.	Security Over Cash Agreement dated December 19, 2011 between Reynolds Foil Inc. and The Bank of New York Mellon as collateral agent, filed herein
2.60.
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc.). in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012 (previously filed as Exhibit 2.595 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.61.	Security Over Cash Agreement dated March 28, 2012 between Reynolds Presto Products Inc. and The Bank of New York Mellon as collateral agent, filed herein
2.62.
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Presto Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012 (previously filed as Exhibit 2.596 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.63.
Security over Cash Agreement by Closure Systems International Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012 (previously filed as Exhibit 2.597 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.64.
Quota Pledge Agreement, dated January 29, 2010, granted by Closure Systems International Holdings, Inc. (US) and Closure Systems International B.V. (Netherlands) in favour of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda. (previously filed as Exhibit 2.134 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.65.
Amendment to the Quota Pledge Agreement, dated as of May 4, 2010, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda. (previously filed as Exhibit 2.186 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.66.
Second Amendment to Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedação Ltda. between Closure Systems International B.V. and Closure Systems International Holdings Inc. and The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.249 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.67.
Third Amendment to the Quota Pledge Agreement, dated as of March 2, 2011, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda. (previously filed as Exhibit 2.385 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.68.
Amendment to Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011, among Closure Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.444 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.69.
Fifth Amendment to Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated November 7, 2012, among Closure Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.531 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.70.
Sixth Amendment to the Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedacao Ltda. dated as of February 14, 2014 between The Bank of New York Mellon, Closure Systems International B.V., Closure Systems International Holdings Inc. and Closure Systems International (Brazil) Sistemas de Vadacao Ltda. (previously filed as Exhibit 2.628 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.71.
Seventh Amendment to the Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedacao Ltda. dated as of December 31, 2014 between The Bank of New York Mellon, Closure Systems International B.V., Closure Systems International Holdings Inc. and Closure Systems International (Brazil) Sistemas de Vadacao Ltda., filed herein

2.72.
Pledge of Quotas Agreement, dated January 29, 2010, entered into by Closure Systems International B.V. over its quotas in CSI Closure Systems Manufacturing de Centro America, S.R.L. in favour of Wilmington Trust (London) Limited as collateral agent (previously filed as Exhibit 2.135 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.73.
Security Over Shares Agreement relating to shares of Closure Systems International (Hong Kong) Limited, dated February 25, 2010, entered into by SIG Finanz AG in favour of Wilmington Trust (London) Limited as collateral agent (previously filed as Exhibit 2.154 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.74.
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.282 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.75.
Deed of Confirmation and Amendment in respect of a share pledge over Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011 (previously filed as Exhibit 2.346 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.76.
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011 (previously filed as Exhibit 2.479 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.77.
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012 (previously filed as Exhibit 2.562 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.78.
Security over Shares Agreement relating to a share charge over 65% shares in Graham Packaging Asia Limited between Graham Packaging Company, L.P. and Wilmington Trust (London) Limited as collateral agent, dated June 1, 2012, filed herein

2.79.
Deed of Confirmation and Amendment relating to a share charge over 65% shares in Graham Packaging Asia Limited between Graham Packaging Company, L.P. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012 (previously filed as Exhibit 2.563 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.80.
Quota Charge Agreement over the quotas in CSI Hungary Manufacturing and Trading Limited Liability Company, dated January 29, 2010, between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited, filed herein

2.81.
Amendment Agreement relating to a Quota Charge Agreement over the quotas in CSI Hungary Manufacturing and Trading Limited Liability Company, dated May 4, 2010, between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent (previously filed as Exhibit 2.205 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.82.
Amendment Agreement No. 2 relating to a Quota Charge Agreement over the quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.293 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.83.
Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011 (previously filed as Exhibit 2.348 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.84.
Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011 (previously filed as Exhibit 2.378 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.85.
Amendment Agreement No. 5 relating to a Quota Charge Agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011 (previously filed as Exhibit 2.480 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.86.
Amendment Agreement No. 6 relating to a Quota Charge Agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012, filed herein

2.87.
Amendment Agreement No. 7 relating to a Quota Charge Agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 14, 2014, filed herein

2.88.
Equity Interests Pledge Agreement, dated January 29, 2010, representing the capital stock Grupo CSI de Mexico, S. de R.L. de C.V., given by the parent company in favour of The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.146 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.89.
Acknowledgment Agreement to an equity interests pledge agreement, dated May 4, 2010, between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo S. de R.L. de C.V., Closure Systems Mexico Holdings LLC and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.207 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.90.
Addendum dated August 16, 2010 to the Equity Interests Pledge Agreement between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo S. de R.L. de C.V., Closure Systems Mexico Holdings LLC and The Bank of New York Mellon as collateral agent, filed herein

2.91.
Acknowledgment Agreement in respect of the equity/partnership interests pledge agreements between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.295 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.92.
Acknowledgment Agreement in respect of an Equity Interests Pledge Agreement and Partnership Interests Pledge Agreement among Closure Systems International B.V., Evergreen Packaging International B.V., Reynolds Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 1, 2011 (previously filed as Exhibit 2.343 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.93.
Acknowledgment of Equity and Partnership Interests Pledge Agreements over Evergreen Packaging Mexico, Reynolds Metals and Maxpack (succeeded by Pactiv Foodservice México, S. de R.L. de C.V.) among Closure Systems International B.V., Evergreen Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 9, 2011 (previously filed as Exhibit 2.382 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.94.
Acknowledgment Agreement in respect of Equity Interests Pledge Agreement between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated September 8, 2011 (previously filed as Exhibit 2.490 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.95.
Acknowledgment Agreement in respect of Equity Interests Pledge Agreement between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V., Pactiv México, S. de R.L. de C.V., Pactiv Foodservice México, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Pactiv LLC and Pactiv International Holdings Inc. and The Bank of New York Mellon as collateral agent, dated November 7, 2012 (previously filed as Exhibit 2.574 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.96.
Acknowledgement Agreement dated as of February 14, 2014 between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S.de R.L. de C.V., Closure Systems Mexico Holdings LLC, Reynolds Packaging International B.V., Pactiv Foodservice Mexico, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A.de C.V., Servicios Industriales Jaguar, S.A.de C.V.,. and The Bank of New York Mellon (previously filed as Exhibit 2.637 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.97.
Equity Interests Pledge Agreement, dated April 19, 2011, by Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., Central de Bolsas, S. de R.L. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Pactiv Corporation (now known as Pactiv LLC) and Pactiv International Holdings Inc. in favour of The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.427 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.98.
Assignment Agreement, dated October 15, 2014, between Grupo CSI de Mexico, S. de R.L. de C.V., Pactiv Canada Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.428 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.99.
Assignment Agreement, dated October 15, 2014, between Closure Systems International B.V., Pactiv Canada Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.232 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.100.
Assignment Agreement, dated December 18, 2014, between Pactiv Canada Inc., Reynolds Packaging International B.V. and The Bank of New York Mellon (previously filed as Exhibit 2.430 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.101.	The Assignment Agreement dated March 30, 2015 among Reynolds Packaging International B.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and the Bank of New York Mellon, filed herein
2.102.
Partnership Interest Pledge Agreement relating to the Partnership Interest in CSI en Saltillo S. de R.L. de C.V., dated as of January 15, 2014, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent (English version) (previously filed as Exhibit 2.283 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.103.
Share Pledge Agreement relating to the Shares in Pactiv Deutschland Holdinggesellschaft mbH, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon as collateral agent and pledgee (previously filed as Exhibit 2.423 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.104.
Share Pledge Agreement relating to the Shares in Pactiv Deutschland Holdinggesellschaft mbH, dated as of September 8, 2011, among Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon as collateral agent and pledgee (previously filed as Exhibit 2.423 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.105.
Deed of Pledge of Registered Shares in Graham Packaging Holdings B.V., dated as of June 1, 2012, between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V. as the company and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.603 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F on February 27, 2014)

2.106.
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Graham Packaging Holdings B.V., dated as of December 31, 2013, between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V. as the company and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.602 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F on February 27, 2014)

2.107.
Amended and Restated Blanket Security Agreement over Shares Agreement, dated November 1, 2014, between The Bank of New York Mellon, the Secured Parties (defined therein) and Closure Systems International B.V. (previously filed as Exhibit 2.435 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.108.	Pledge over Shares Agreement dated March 20, 2012 between Graham Packaging Company L.P., Graham Packaging European Holdings (Luxembourg) S.à r.l. and The Bank of New York Mellon, filed herein
4.1.
Form of Senior Secured Floating Rate Note due 2021 (included in Exhibit 4.2.1 hereto) (previously filed as Exhibit 2.22.6 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.2.
Form of 5.125% Senior Secured Note due 2023 (included in Exhibit 4.2.1 hereto) (previously filed as Exhibit 2.22.5 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.2.1.
5.125% Senior Secured Notes due 2023 and Senior Secured Floating Rate Notes due 2021 Indenture, dated as of June 27, 2016, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain senior secured note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent, collateral agent, calculation agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.6.88 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.2.2.
Form of Supplemental Indenture with respect to guarantor accessions to the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, together with a list identifying the substantially similar agreements not filed, filed herein

4.2.3.
First Senior Secured Notes Supplemental Indenture to the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, dated as of August 1, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent, filed herein

4.2.4.
Third Senior Secured Notes Supplemental Indenture to the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, dated as of June 30, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent, filed herein

4.2.5.
Fourth Senior Secured Notes Supplemental Indenture to the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, dated as of October 31, 2017 among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent, filed herein

4.3.
Form of 7.00% Senior Note due 2024 (included in Exhibit 4.3.1 hereto) (previously filed as Exhibit 2.22.7 and incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.3.1.
7.00% Senior Notes Due 2024 Indenture, dated as of June 27, 2016, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain senior note guarantors party thereto and The Bank of New York Mellon as trustee, principal paying agent, transfer agent, and registrar (previously filed as Exhibit 2.6.89 and incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.3.2.	Form of Supplemental Indenture with respect to guarantor accessions to the 7.00% Senior Notes due 2024, together with a list identifying the substantially similar agreements not filed, filed herein
4.3.3.
Second Senior Notes Supplemental Indenture to the 7.00% Senior Notes due 2024, dated as of June 30, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, filed herein

4.3.4.
Third Senior Notes Supplemental Indenture to the 7.00% Senior Notes due 2024, dated as of October 31, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar, filed herein

4.4.
Indenture, dated as of September 29, 1999, by and between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.1 to Tenneco Packaging Inc.'s Registration Statement on Form S-4 (No. 333-82923) filed October 4, 1999)

4.4.1.
Second Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(c) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.2.
Fifth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(f) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.5.
Fourth Amended and Restated Credit Agreement, dated as of August 5, 2016, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lenders from time to time party thereto and Credit Suisse, as administrative agent (previously filed as Exhibit 2.6.90 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on August 9, 2016)

4.5.1.
Amendment No. 1, dated as of October 4, 2016, related to the Fourth Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lenders from time to time party thereto and Credit Suisse, as administrative agent (previously filed as Exhibit 2.6.91 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on October 5, 2016)

4.5.2.
Incremental Assumption Agreement, dated as of October 7, 2016, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lender from time to time party thereto and Credit Suisse, as administrative agent (previously filed as Exhibit 2.6.92 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on October 7, 2016)

4.5.3.
Incremental Assumption Agreement, dated as of February 7, 2017, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lender from time to time party thereto and Credit Suisse, as administrative agent (previously filed as Exhibit 2.6.93 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on February 7, 2017)

4.5.4.	Form of Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), together with a list identifying the substantially similar agreements not filed, filed herein
4.6.
Form of Indemnity Agreement by Reynolds Group Holdings Limited for the benefit and in favor of certain officers and directors of its subsidiaries, together with a list identifying the substantially similar agreements not filed, filed herein

4.7.
Information Sharing Agreement, dated as of April 7, 2010, between Carter Holt Harvey Limited, Carter Holt Harvey Pulp & Paper Limited, Evergreen Packaging Inc. and Blue Ridge Paper Products Inc. (previously filed as Exhibit 4.96 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

4.8.
Loan Agreement, dated February 15, 2008, between Rank Group Limited as borrower and Rank Group Holdings Limited (now known as Reynolds Group Holdings Limited) (previously filed as Exhibit 4.111 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

4.9.
Amended and Restated Purchase and Sale Agreement dated as of March 22, 2017 among the Sellers identified on Annex I thereto, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) I S.A. and NZGT (BPFT) Trustee Limited, in its capacity as Trustee for the Beverage Packaging Factoring Trust (incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.10.
Receivables Loan and Security Agreement dated as of March 22, 2017 among NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) I S.A., and the Conduit Lenders, Committed Lenders and Facility Agents from time to time party hereto (incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.11.
Assignment and Amendment Agreement dated as of March 22, 2017 between Beverage Packaging Factoring (Luxembourg) S.à r.l., NZGT (BPFT) Trustee Limited, in its capacity as trustee of the Beverage Packaging Factoring Trust, Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Beverage Packaging Holdings (Luxembourg) I S.A. and Reynolds Group Holdings Inc. and each party identified on Schedule I to the Agreement (incorporated by reference to exhibit 3 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.12.
Performance Undertaking Agreement dated as of March 22, 2017 made by Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) I S.A., the other Performance Guarantors identified on Annex I thereto and Cooperative Rabobank U.A., as administrative agent (incorporated by reference to exhibit 4 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.13.
Performance Undertaking Agreement dated as of March 22, 2017 made by Reynolds Group Holdings Limited, Cooperative Rabobank U.A., as administrative agent and NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust (incorporated by reference to exhibit 5 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.14.
Subordinated Loan and Intercreditor Agreement dated as of March 22, 2017 between NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust, Beverage Packaging Holdings (Luxembourg) I S.A. and Cooperative Rabobank U.A., as administrative agent (incorporated by reference to exhibit 6 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.15.
Settlement Agreement dated as of November 8, 2016, by and among (i) UCI Holdings Limited and each of its direct and indirect subsidiaries and each of their respective estates; (ii) Rank Group Limited and certain of its affiliates (including Pactiv LLC) and (iii) the Official Committee of Unsecured Creditors appointed in the Cases (as defined in the Settlement Agreement) and (iv) the Noteholders (as defined in the Settlement Agreement) (previously filed as Exhibit 4.148 and incorporated by reference to the Reynolds Notes Issuers' quarterly report on Form 6-K filed on November 8, 2016)

4.16.
Agreement dated as of November 8, 2016, by and among (i) UCI Holdings Limited and each of its direct and indirect subsidiaries, (ii) Pactiv LLC and (iii) the Pension Benefit Guaranty Corporation, a United States government corporation and agency (previously filed as Exhibit 4.149 and incorporated by reference to the Reynolds Notes Issuers' quarterly report on Form 6-K filed on November 8, 2016)

4.17.	Services Agreement dated January 1, 2012 between Rank Group North America, Inc and Reynolds Services, Inc, filed herein
4.18.	Services Agreement dated January 1, 2016 between Rank Group Limited and Reynolds Group Holdings Limited, filed herein
4.19.	Services Agreement dated March 22, 2017 between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) I S.A., filed herein
7.1.	Computation of Ratio of Earnings to Fixed Charges, filed herein
8.1.	List of Subsidiaries, filed herein
12.1.	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herein
12.2.	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herein
13.1.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herein
13.2.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herein
101.INS	XBRL Instance Document, filed herein
101.SCH	XBRL Taxonomy Extension Schema Document, filed herein

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document, filed herein
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document, filed herein
101.LAB	XBRL Taxonomy Extension Label Linkbase Document, filed herein
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document, filed herein

Reynolds Group Holdings Limited

Consolidated financial statements for the year ended
December 31, 2017

Reynolds Group Holdings Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Reynolds Group Holdings Limited and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 13, 2018

We have served as the Company's auditor since 2009.

Reynolds Group Holdings Limited
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2017	2016	2015
Revenue		10,524	10,646	11,178
Cost of sales	*	(8,202)	(8,259)	(8,978)
Gross profit		2,322	2,387	2,200
Selling, marketing and distribution expenses	*	(277)	(315)	(262)
General and administration expenses	*	(745)	(855)	(745)
Net other income (expenses)	6	(78)	(72)	53
Profit from operating activities		1,222	1,145	1,246
Financial income	9	49	169	22
Financial expenses	9	(750)	(1,042)	(1,562)
Net financial expenses		(701)	(873)	(1,540)
Profit (loss) from continuing operations before income tax		521	272	(294)
Income tax (expense) benefit	10	(81)	(105)	(60)
Profit (loss) from continuing operations		440	167	(354)
Profit (loss) from discontinued operations, net of income tax	7	(1)	(6)	2,672
Profit (loss) for the year		439	161	2,318
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		78	(66)	(106)
Reclassification from foreign currency translation reserve		25	—	(452)
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	17	154	74	167
Total other comprehensive income (loss), net of income tax		257	8	(391)
Total comprehensive income (loss)		696	169	1,927
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		438	165	(356)
Equity holder of the Group - discontinued operations		(1)	(6)	2,672
Non-controlling interests		2	2	2
		439	161	2,318
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		695	173	(326)
Equity holder of the Group - discontinued operations		(1)	(6)	2,251
Non-controlling interests		2	2	2
		696	169	1,927

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 17 and 23.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2017	2016
Assets
Cash and cash equivalents		617	932
Trade and other receivables, net	11	1,136	1,051
Inventories	12	1,370	1,245
Current tax assets	10	14	21
Assets held for sale		144	26
Derivatives	20	11	7
Other assets		40	50
Total current assets		3,332	3,332
Related party and other non-current receivables	11	352	352
Investments in associates and joint ventures		24	22
Deferred tax assets	10	32	8
Property, plant and equipment	13	2,923	3,010
Intangible assets	14	9,659	9,902
Derivatives	20	281	257
Other assets		79	71
Total non-current assets		13,350	13,622
Total assets		16,682	16,954
Liabilities
Trade and other payables	15	1,116	1,182
Liabilities directly associated with assets held for sale		34	23
Borrowings	16	470	746
Current tax liabilities	10	44	46
Derivatives	20	2	3
Employee benefits	17	213	248
Provisions	18	39	65
Total current liabilities		1,918	2,313
Non-current payables	15	45	40
Borrowings	16	10,919	11,325
Deferred tax liabilities	10	1,014	1,082
Employee benefits	17	1,045	1,162
Provisions	18	89	75
Total non-current liabilities		13,112	13,684
Total liabilities		15,030	15,997
Net assets		1,652	957
Equity
Share capital	19	1,664	1,664
Reserves		(1,728)	(1,988)
Retained profits		1,706	1,272
Equity attributable to equity holder of the Group		1,642	948
Non-controlling interests		10	9
Total equity		1,652	957

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)		Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2015)		1,664	119	(1,678)		(1,249)	(1,144)	19	(1,125)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—		2,316	2,316	2	2,318
Remeasurement of defined benefit plans, net of income tax	17	—	—	167		—	167	—	167
Foreign currency translation reserve		—	(106)	—		—	(106)	—	(106)
Reclassification of foreign currency translation reserve upon sale of SIG		—	(452)	—	—	—	(452)	—	(452)
Total comprehensive income (loss) for the year		—	(558)	167		2,316	1,925	2	1,927
Reclassification upon sale of SIG		—	—	(46)		46	—	—	—
Dividends paid to non-controlling interests		—	—	—		—	—	(5)	(5)
Balance as of December 31, 2015		1,664	(439)	(1,557)		1,113	781	16	797
Balance at the beginning of the year (January 1, 2016)		1,664	(439)	(1,557)		1,113	781	16	797
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—		159	159	2	161
Remeasurement of defined benefit plans, net of income tax	17	—	—	74		—	74	—	74
Foreign currency translation reserve		—	(66)	—		—	(66)	—	(66)
Total comprehensive income (loss) for the year		—	(66)	74		159	167	2	169
Change upon sale of business		—	—	—		—	—	(7)	(7)
Dividends paid to non-controlling interests		—	—	—		—	—	(2)	(2)
Balance as of December 31, 2016		1,664	(505)	(1,483)		1,272	948	9	957
Balance at the beginning of the year (January 1, 2017)		1,664	(505)	(1,483)		1,272	948	9	957
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—		437	437	2	439
Remeasurement of defined benefit plans, net of income tax	17	—	—	154		—	154	—	154
Foreign currency translation reserve		—	78	—		—	78	—	78
Reclassification of foreign currency translation reserve upon disposal of businesses		—	25	—		—	25	—	25
Total comprehensive income (loss) for the year		—	103	154		437	694	2	696
Change upon sale of business		—	—	3		(3)	—	—	—
Dividends paid to non-controlling interests		—	—	—		—	—	(1)	(1)
Balance as of December 31, 2017		1,664	(402)	(1,326)		1,706	1,642	10	1,652

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2017	2016	2015
Cash flows from operating activities
Profit (loss)		439	161	2,318
Adjustments for:
Depreciation and amortization		674	707	714
Asset impairment charges		45	45	17
Foreign currency adjustments		1	5	4
Change in fair value of derivatives		—	(18)	(87)
(Gain) loss on sale or disposal of businesses and non-current assets		13	3	(2,905)
Business disposal costs		(1)	(1)	(38)
Share of profit of associates and joint ventures, net of income tax		(2)	(3)	(9)
Net financial expenses		701	873	1,750
Premium on extinguishment of borrowings		(11)	(122)	(226)
Interest paid		(644)	(909)	(1,110)
Income tax expense (benefit)		81	105	118
Income taxes paid, net of refunds received		(196)	(163)	(74)
Change in trade and other receivables		(110)	9	51
Change in inventories		(151)	(2)	138
Change in trade and other payables		12	7	(116)
Change in provisions and employee benefits		1	176	92
Change in other assets and liabilities		(12)	3	17
Net cash from operating activities		840	876	654
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets		(410)	(324)	(381)
Purchases of short-term investments		—	—	(200)
Proceeds from sale of short-term investments		—	—	200
Proceeds from sale of property, plant and equipment and other assets		5	13	23
Proceeds from insurance claims		—	—	26
Disposal of businesses, net of cash disposed		44	149	4,148
Other		2	5	4
Net cash from (used in) investing activities		(359)	(157)	3,820
Cash flows used in financing activities
Drawdown of borrowings		452	4,706	150
Repayment of borrowings		(1,221)	(6,339)	(4,282)
Payment of debt transaction costs		(10)	(110)	(15)
Other		(6)	(6)	(9)
Net cash used in financing activities		(785)	(1,749)	(4,156)
Net increase (decrease) in cash and cash equivalents		(304)	(1,030)	318
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year		932	1,977	1,587
Cash and cash equivalents classified as assets held for sale at the beginning of the year		3	—	97
Effect of exchange rate fluctuations on cash and cash equivalents		6	(12)	(25)
Cash and cash equivalents as of December 31		637	935	1,977
Cash and cash equivalents are comprised of:
Cash and cash equivalents		617	932	1,977
Cash and cash equivalents classified as assets held for sale		20	3	—
Cash and cash equivalents as of December 31		637	935	1,977

Reynolds Group Holdings Limited
Consolidated statements of cash flows

Significant non-cash financing and investing activities

During the year ended December 31, 2017, related party interest income of $17 million (2016: $17 million; 2015: $19 million) was capitalized as part of the non-current related party receivable balance. Refer to note 21 for additional information.

In August 2017, Rank Group Limited repaid $24 million of the related party loan receivable balance and the Group, by way of a payment direction, repaid $23 million of outstanding related party trade payable balances due to Rank Group Limited and $1 million of outstanding related party borrowings with Packaging Holdings Limited.

In February 2017, the Group refinanced its Credit Agreement as discussed further in note 16. The refinancing resulted in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs. The principal amount outstanding at the time of the refinancing was $3,583 million.

In August 2016, the Group amended its credit agreement as discussed further in note 16. The amount outstanding at the time of the amendment was $2,454 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the repayment of $203 million of principal balance and the payment of fees, which is included above in payment of debt transaction costs.

In February 2015, the Group amended its credit agreement. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The consolidated financial statements of Reynolds Group Holdings Limited as of and for the year ended December 31, 2017 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the "Group.”

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

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 13, 2018 in Chicago, Illinois (February 14, 2018 in Auckland, New Zealand).

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2017. Information for the comparative years is for the twelve month periods ended December 31, 2016 and December 31, 2015.

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
For the year ended December 31, 2017

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
For the year ended December 31, 2017

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

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2017	2016	2015	2017	2016
1 €	1.13	1.11	1.11	1.19	1.06
10 MXN	0.53	0.54	0.63	0.51	0.48
1 NZ$	0.71	0.70	0.70	0.71	0.70
1 CA$	0.77	0.75	0.78	0.80	0.74

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
For the year ended December 31, 2017

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
For the year ended December 31, 2017

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
For the year ended December 31, 2017

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
For the year ended December 31, 2017

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

(b)    Non-financial assets

The carrying amounts of the Group's non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset's or CGU's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

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

Indefinite life intangible assets other than goodwill and the Reynolds® and Hefty® trademarks discussed above consist primarily of the Graham Packaging trademark and permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the applicable CGU level.

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
For the year ended December 31, 2017

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

The Group also participates in a limited number of multi-employer pension plans. To the extent that sufficient information is not available to use defined benefit plan accounting, the Group accounts for its participation in the multi-employer plan as if it were a defined contribution plan.

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
For the year ended December 31, 2017

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2017, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2017, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in employee benefits.

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
For the year ended December 31, 2017

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

3.19    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2017

In January 2016, the IASB issued an amendment to IAS 7, “Statement of Cash Flows” (“IAS 7”). The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Group has evaluated the disclosure requirements of the amendment and has provided additional disclosures in note 16.

There have been no other interpretations or amendments to existing standards effective in 2017 that have an impact on the Group's financial statements.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2017, and have not been applied in preparing these consolidated financial statements:

In June 2017, the IASB issued IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments.” IFRIC 23 is to be applied while performing the determination of taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The adoption of this interpretation is not expected to have a material impact on the Group's consolidated financial statements.

In January 2016, the IASB issued IFRS 16 “Leases.” The new standard supersedes IAS 17 "Leases" and related interpretations, and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model whereby a lessee is required to record a right-to-use asset for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and a lease liability, and the subsequent amortization of the right-to-use asset over the lease term. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019, with early adoption allowed only if IFRS 15 "Revenue from Contracts with Customers" is also adopted. The Group is currently assessing the impact of adopting IFRS 16.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in International Accounting Standard ("IAS") 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The adoption of this new standard is not expected to have a material impact on the Group's financial statements.

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. The effective date of the new standard is January 1, 2018. The Group is completing its evaluation of the impact of this new standard, particularly with respect to revenue streams for customer specific goods. The impact of the adoption of IFRS 15 will not have a material impact on the Group’s financial statements. The Group will adopt IFRS 15 under the modified retrospective transition method, with no change to the comparative financial information. The cumulative impact of the transition adjustment will be recognized in the statement of financial position as of January 1, 2018. Under this transition method, the Group will provide supplemental additional disclosure to highlight the impact of IFRS 15. The Group is continuing to evaluate the new disclosure requirements contained in IFRS 15.

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

4.3    Realization of deferred tax assets

Deferred tax assets represent deductions available to reduce taxable income in future years. The Group evaluates the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The forecasts of future taxable income rely heavily on the use of estimates. The Group recognizes deferred tax assets when the Group considers it more likely than not that the deferred tax asset will be recoverable. Refer to note 10.2 regarding provisionally determined amounts as a result of the recent changes in U.S. federal tax legislation.

4.4    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding discount rates, expected salary increases and life expectancy. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

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
For the year ended December 31, 2017

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

The SIG segment is presented as a discontinued operation. SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a global customer base with a significant presence in Europe. Refer to note 7 for additional information.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Business segment reporting

	For the year ended December 31, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,807	3,237	2,147	1,448	885	—	10,524
Total inter-segment revenue	152	492	—	114	16	(774)	—
Total segment revenue	2,959	3,729	2,147	1,562	901	(774)	10,524
Gross profit	853	721	323	276	155	(6)	2,322
Expenses and other income	(283)	(319)	(188)	(79)	(103)	(128)	(1,100)
Earnings before interest and tax (“EBIT”) from continuing operations	570	402	135	197	52	(134)	1,222
Financial income							49
Financial expenses							(750)
Profit (loss) from continuing operations before income tax							521
Income tax (expense) benefit							(81)
Profit (loss) from continuing operations							440

Earnings before interest and tax (“EBIT”) from continuing operations	570	402	135	197	52	(134)	1,222
Depreciation and amortization from continuing operations	86	205	257	59	66	1	674
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	656	607	392	256	118	(133)	1,896

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	656	607	392	256	118	(133)	1,896
Included in EBITDA:
Asset impairment charges, net of reversals	—	36	7	—	2	—	45
(Gain) loss on sale or disposal of businesses and non-current assets	—	11	(6)	—	6	(1)	10
Non-cash pension expense, net of settlement gain	—	—	—	—	—	58	58
Operational process engineering-related consultancy costs	3	12	—	—	—	—	15
Related party management fee	—	—	—	—	—	31	31
Restructuring costs, net of reversals	5	8	4	2	4	—	23
Other	(4)	3	—	—	1	—	—
Adjusted EBITDA from continuing operations	660	677	397	258	131	(45)	2,078
Segment assets (excluding intercompany balances)	4,122	4,743	4,430	1,163	1,147	1,077	16,682
Included in segment assets are:
Additions to property, plant and equipment	55	104	136	63	31	3	392
Additions to intangible assets	2	2	4	3	—	1	12
Segment liabilities (excluding intercompany balances)	596	881	814	386	255	12,098	15,030

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,790	3,254	2,223	1,467	912	—	10,646
Total inter-segment revenue	146	494	—	113	16	(769)	—
Total segment revenue	2,936	3,748	2,223	1,580	928	(769)	10,646
Gross profit	873	691	335	315	173	—	2,387
Expenses and other income	(307)	(333)	(202)	(88)	(108)	(204)	(1,242)
Earnings before interest and tax (“EBIT”) from continuing operations	566	358	133	227	65	(204)	1,145
Financial income							169
Financial expenses							(1,042)
Profit (loss) from continuing operations before income tax							272
Income tax (expense) benefit							(105)
Profit (loss) from continuing operations							167

Earnings before interest and tax (“EBIT”) from continuing operations	566	358	133	227	65	(204)	1,145
Depreciation and amortization from continuing operations	92	223	269	57	65	1	707
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	658	581	402	284	130	(203)	1,852

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	658	581	402	284	130	(203)	1,852
Included in EBITDA:
Asset impairment charges, net of reversals	—	28	11	—	6	—	45
Non-cash change in multi-employer pension plan withdrawal liability	—	(1)	—	(10)	—	—	(11)
Non-cash pension expense, net of settlement gain	—	—	—	—	—	124	124
Operational process engineering-related consultancy costs	—	21	—	—	—	—	21
Related party management fee	—	—	—	—	—	40	40
Restructuring costs, net of reversals	—	31	12	1	5	—	49
Unrealized (gain) loss on derivatives	(8)	(7)	—	(3)	(2)	—	(20)
Other	—	9	(4)	(2)	(1)	1	3
Adjusted EBITDA from continuing operations	650	662	421	270	138	(38)	2,103
Segment assets (excluding intercompany balances)	4,047	4,797	4,489	1,130	1,195	1,296	16,954
Included in segment assets are:
Additions to property, plant and equipment	43	85	109	73	28	2	340
Additions to intangible assets	1	—	2	1	—	—	4
Segment liabilities (excluding intercompany balances)	808	1,215	1,028	411	254	12,281	15,997

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2015
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,796	3,414	2,447	1,553	968	—	11,178
Total inter-segment revenue	173	544	—	100	14	(831)	—
Total segment revenue	2,969	3,958	2,447	1,653	982	(831)	11,178
Gross profit	743	620	364	310	164	(1)	2,200
Expenses and other income	(237)	(177)	(207)	(79)	(92)	(162)	(954)
Earnings before interest and tax (“EBIT”) from continuing operations	506	443	157	231	72	(163)	1,246
Financial income							22
Financial expenses							(1,562)
Profit (loss) from continuing operations before income tax							(294)
Income tax (expense) benefit							(60)
Profit (loss) from continuing operations							(354)

Earnings before interest and tax (“EBIT”) from continuing operations	506	443	157	231	72	(163)	1,246
Depreciation and amortization from continuing operations	96	211	282	57	68	—	714
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	602	654	439	288	140	(163)	1,960

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2015
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	602	654	439	288	140	(163)	1,960
Included in EBITDA:
Asset impairment charges, net of reversals	—	6	7	—	4	—	17
Non-cash pension expense	—	—	—	—	—	65	65
Operational process engineering-related consultancy costs	—	18	—	—	—	—	18
Related party management fee	—	—	—	—	—	59	59
Restructuring costs, net of reversals	—	1	1	—	7	—	9
Unrealized (gain) loss on derivatives	(21)	(77)	(1)	(3)	(4)	—	(106)
Other	—	—	(1)	(3)	—	1	(3)
Adjusted EBITDA from continuing operations	581	602	445	282	147	(38)	2,019

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total external revenue
For the year ended December 31, 2017	8,962	632	449	319	152	10	10,524
For the year ended December 31, 2016	9,006	620	462	383	164	11	10,646
For the year ended December 31, 2015	9,376	686	480	423	196	17	11,178
Non-current assets
As of December 31, 2017	11,861	279	179	213	79	74	12,685
As of December 31, 2016	12,102	272	231	288	92	20	13,005

There was no revenue from external customers in New Zealand, where the Company is domiciled, for any years presented. There were $49 million in non-current assets in New Zealand as of December 31, 2017 (2016: none).

Information about major customers

The Group had revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue. The revenue attributable to this customer during the years ended December 31, 2017 and 2016 was $1,163 million and $1,104 million, respectively, and is reported in the Reynolds Consumer Products segment. The Group did not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue during the year ended December 31, 2015.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Foodservice packaging	3,729	3,748	3,958
Food and beverage plastic containers	1,487	1,541	1,704
Waste and storage products	1,157	1,166	1,205
Cooking products	1,071	1,060	1,060
Caps and closures	901	928	982
Carton packaging	774	809	835
Non-food plastic containers	660	682	743
Tableware	731	710	704
Liquid packaging board	453	414	443
Paper products	335	357	375
Inter-segment eliminations	(774)	(769)	(831)
Total revenue	10,524	10,646	11,178

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2017	2016	2015
Asset impairment charges, net of reversals	(45)	(45)	(17)
Gain (loss) on sale or disposal of businesses and non-current assets	(11)	(4)	3
Net foreign currency exchange gains (losses)	(2)	(10)	12
Related party management fee (refer to note 21)	(31)	(40)	(59)
Unrealized gain (loss) on derivatives (refer to note 20)	—	18	114
Other	11	9	—
Net other income (expenses)	(78)	(72)	53

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2015. In June 2017, an additional amount of €10 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2016. All eligible earn-out proceeds have now been collected.

Based on the sale proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,903 million for the year ended December 31, 2015 as detailed below:

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
For the year ended December 31, 2017

The results of SIG have been presented as discontinued operations for all years presented. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Results of discontinued operations
Revenue	—	—	334
Expenses	—	—	(507)
Profit (loss) before income tax	—	—	(173)
Income tax expense	—	—	(6)
Profit (loss) from discontinued operations prior to gain on disposal	—	—	(179)
Gain (loss) on remeasurement or disposal	(1)	(6)	2,903
Tax expense on disposal	—	—	(52)
Gain (loss) on remeasurement or disposal, net of tax	(1)	(6)	2,851
Profit (loss) from discontinued operations	(1)	(6)	2,672

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	—	(7)	(16)
Net cash used in investing activities	—	—	(27)
Net cash used in financing activities	—	—	—
Net cash from (used in) discontinued operations	—	(7)	(43)

Assets held for sale, and liabilities directly associated with assets held for sale, as of December 31, 2017 include amounts associated with certain of Graham Packaging's and Closures' operations in Asia and Pactiv Foodservice's minor operations in Spain and the UK.

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,058 million for the year ended December 31, 2017 (2016: $2,122 million; 2015: $2,061 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits (including plans assumed), post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 17.

There were no personnel expenses recognized in discontinued operations in the statements of comprehensive income for the years ended December 31, 2017 and 2016 (2015: $68 million).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2017	2016	2015
Interest income	3	5	3
Interest income on related party loans (refer to note 21)	17	17	19
Net gain in fair value of derivatives	29	134	—
Net foreign currency exchange gain	—	13	—
Financial income	49	169	22
Interest expense:
Securitization Facility	(13)	(9)	(8)
Credit Agreement	(146)	(119)	(110)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	—	(26)	(57)
7.875% Senior Secured Notes due 2019	—	(27)	(64)
5.750% Senior Secured Notes due 2020	(186)	(186)	(186)
6.875% Senior Secured Notes due 2021	(44)	(65)	(69)
Floating Rate Senior Secured Notes due 2021	(35)	(16)	—
5.125% Senior Secured Notes due 2023	(82)	(41)	—
8.500% Senior Notes due 2018	—	(28)	(63)
9.000% Senior Notes due 2019	—	(28)	(73)
9.875% Senior Notes due 2019	—	(83)	(147)
8.250% Senior Notes due 2021	(4)	(75)	(82)
7.000% Senior Notes due 2024	(56)	(29)	—
2013 Notes:
5.625% Senior Notes due 2016	—	(30)	(36)
6.000% Senior Subordinated Notes due 2017	—	(18)	(35)
Pactiv Notes:
8.125% Debentures due 2017	(11)	(24)	(24)
6.400% Notes due 2018	(1)	(1)	(1)
7.950% Debentures due 2025	(22)	(22)	(22)
8.375% Debentures due 2027	(17)	(17)	(17)
Amortization of:
Transaction costs	(17)	(28)	(33)
Fair value adjustment of acquired notes	1	2	2
Embedded derivatives	7	8	9
Net loss in fair value of derivatives	—	—	(198)
Net foreign currency exchange loss	(44)	—	(32)
Loss on extinguishment of debt(a)(b)(c)	(67)	(168)	(305)
Other	(13)	(12)	(11)
Financial expenses	(750)	(1,042)	(1,562)
Net financial expenses	(701)	(873)	(1,540)

(a)
The 2017 loss on extinguishment of debt included $56 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of the 8.250% Senior Notes, the Credit Agreement refinancing and the 2017 Securitization Facility refinancing as well as $11 million of redemption premiums related to the repurchase of the 8.250% Senior Notes and 5.750% Senior Secured Notes due 2020.

(b)
The 2016 loss on extinguishment of debt included $125 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes and senior notes using the proceeds from the issuance of the 5.125% Senior Secured Notes due 2023, the Floating Rate Senior Secured Notes due 2021 and the 7.000% Senior Notes due 2024, available cash and additional borrowings under the previous Securitization Facility. Also included is $43 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes.

(c)
The 2015 loss on extinguishment of debt included $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes and senior notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the 7.125% Senior Secured Notes due 2019 which included an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Refer to note 16 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

10.    Income tax

	For the year ended December 31,
(In $ million)	2017	2016	2015
Current tax (expense) benefit
Current year	(201)	(123)	(89)
Adjustments for prior years	2	(1)	—
	(199)	(124)	(89)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	100	16	23
Recognition of previously unrecognized tax losses and temporary differences	24	—	10
Adjustments for prior years	(6)	3	(4)
	118	19	29
Income tax (expense) benefit	(81)	(105)	(60)

In addition to the above amounts, the Group has recognized tax expense of $25 million directly in other comprehensive income for the year ended December 31, 2017 (2016: $45 million tax expense; 2015: $99 million tax expense).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2017	2016	2015
Profit (loss) from continuing operations before income tax	521	272	(294)
Income tax using the New Zealand tax rate of 28%	(146)	(76)	83
Effect of tax rates in foreign jurisdictions	(57)	(21)	(3)
Non-deductible expenses and permanent differences	(30)	(14)	(25)
Tax exempt income and income at a reduced tax rate	9	2	3
Currency translation (gain) loss	25	11	(14)
Domestic manufacturing deduction	13	13	—
Withholding tax	(10)	(5)	(6)
Deemed mandatory repatriation	(5)	—	—
Tax rate modifications	339	—	—
Write-off of previously recognized deferred tax assets	(228)	—	(31)
Recognition of deferred tax asset for previously unrecognized tax losses	24	—	8
Change in unrecognized tax losses and temporary differences	(21)	(15)	(66)
Tax on unremitted earnings	9	(1)	(7)
Over (under) provided in prior periods	(4)	2	(4)
Other	1	(1)	2
Total income tax (expense) benefit	(81)	(105)	(60)

10.2    Changes in U.S. federal tax legislation and provisionally determined amounts

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). In general, the Act (i) reduces the U.S. federal tax rate from a maximum of 35% to a flat rate of 21%, effective January 1, 2018; (ii) introduces amendments restricting the Group’s ability to utilize the benefit of previously disallowed interest expense; (iii) imposes a deemed mandatory repatriation tax on certain deferred foreign earnings of the Group while introducing a participation exemption tax system; and (iv) on a prospective basis, starting with the year ending December 31, 2018, changes the computation of the Group’s U.S. federal income tax, including the introduction of new components of income tax which may apply to the Group.
As of December 31, 2017, the Group has recognized provisional tax impacts based on reasonable estimates. The ultimate tax impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretation and assumptions made by the Group, additional regulatory guidance that may be issued and actions taken by the Group as a result of the Act. These reasonable estimates are incorporated in the (i) remeasurement of deferred taxes from a tax rate of 35% to 21%; (ii) evaluation of whether the existing deferred tax asset associated with carried forward interest deductions continues to exist after December 31, 2017; and (iii) quantification of the transition tax associated with the introduction of the participation exemption tax system.
As detailed in note 10.1, the reduction in the U.S. federal tax rate from 35% to 21% has resulted in a tax benefit of $339 million that is recognized in the income statement for the year ended December 31, 2017. The reduction in the U.S. federal tax rate from 35% to 21% has also resulted in a tax benefit of $42 million for the year ended December 31, 2017 that has been recognized directly in equity. Further adjustments to these amounts may be required as the interaction between the Act and U.S. state income tax legislation is finalized.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

As of December 31, 2016, the Group had recognized a deferred tax asset of $562 million in respect of the expected future benefit from carried forward interest deductions. The Group has provisionally determined that it is more likely than not that the benefit will continue to be available under the Act. However, as the Act introduces new restrictions on the ability to claim interest deductions, the Group has provisionally determined that the future benefit that is probable of recovery is significantly less than the previously recognized deferred tax asset. This has resulted in a provisionally determined tax expense of $228 million for the year ended December 31, 2017, which reflects the Group’s current interpretations as to how future adjusted taxable income will be computed, and the overall estimated impact of the Act on projections of taxable income.
As detailed in note 10.1, the Group has recognized tax expense of $5 million for the estimated liability arising from the deemed mandatory repatriation of earnings associated with the introduction of a participation exemption tax system. This estimated amount includes provisional interpretations as to how foreign earnings and profits should be measured on an interim basis.
10.3    Current tax assets and liabilities

Current tax assets of $14 million as of December 31, 2017 (2016: $21 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $44 million as of December 31, 2017 (2016: $46 million) represent the amount of income taxes payable with respect to current and prior years.

10.4    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2016	(33)	(583)	(1,763)	490	110	501	230	(1,048)
Recognized in profit or loss	(66)	26	46	47	(13)	61	(82)	19
Recognized in equity	—	—	—	(43)	—	—	(2)	(45)
Other	—	1	6	(2)	—	—	(5)	—
Balance as of December 31, 2016	(99)	(556)	(1,711)	492	97	562	141	(1,074)
Recognized in profit or loss	26	197	612	(214)	(12)	(450)	(41)	118
Recognized in equity	—	—	—	(20)	—	—	(5)	(25)
Other	—	(1)	(3)	—	—	—	3	(1)
Balance as of December 31, 2017	(73)	(360)	(1,102)	258	85	112	98	(982)

	As of December 31,
(In $ million)	2017	2016
Included in the statement of financial position as:
Deferred tax assets - non-current	32	8
Deferred tax liabilities - non-current	(1,014)	(1,082)
Total recognized net deferred tax liabilities	(982)	(1,074)

10.5    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2017, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $35 million.

10.6    Unrecognized deferred taxes

	As of December 31,
(In $ million)	2017	2016
Deductible (taxable) temporary differences	239	22
Tax losses	344	512
Total unrecognized deferred tax assets	583	534

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

11.    Trade and other receivables, net

	As of December 31,
(In $ million)	2017	2016
Trade receivables	1,067	976
Provision for impairment	(8)	(13)
Total trade receivables, net of provision for impairment	1,059	963
Related party receivables (refer to note 21)	8	10
Other receivables	69	78
Total current trade and other receivables, net	1,136	1,051
Related party receivables (refer to note 21)	329	330
Other receivables	23	22
Total non-current receivables	352	352

11.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2017	2016
Current	954	887
Past due 1 to 30 days	73	58
Past due 31 to 60 days	13	5
Past due 61 to 90 days	8	6
Past due more than 90 days	11	7
Balance at the end of the year	1,059	963

12.    Inventories

	As of December 31,
(In $ million)	2017	2016
Raw materials and consumables	391	331
Work in progress	161	163
Finished goods	717	654
Engineering and maintenance materials	116	115
Provision against inventories	(15)	(18)
Total inventories	1,370	1,245

During the year ended December 31, 2017, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $4.6 billion (2016: $4.6 billion; 2015: $5.3 billion).

During the year ended December 31, 2017, write-downs of inventories to net realizable value were $6 million (2016: $8 million; 2015: $12 million). Reversals of write-downs during 2017 were $3 million (2016: $2 million; 2015: $2 million). The inventory write-downs and reversals are included in cost of sales.

During the years ended December 31, 2017 and 2016, there were no raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income (2015: $0.2 billion).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improvements	Plant and equipment	Capital work in progress	Finance leased assets	Total
As of December 31, 2017
Cost	170	903	4,931	300	28	6,332
Accumulated depreciation	—	(431)	(2,916)	—	(12)	(3,359)
Accumulated impairment losses	—	—	(50)	—	—	(50)
Carrying amount as of December 31, 2017	170	472	1,965	300	16	2,923
As of December 31, 2016
Cost	168	888	4,862	226	28	6,172
Accumulated depreciation	—	(390)	(2,712)	—	(10)	(3,112)
Accumulated impairment losses	—	—	(50)	—	—	(50)
Carrying amount as of December 31, 2016	168	498	2,100	226	18	3,010
Carrying amount as of January 1, 2017	168	498	2,100	226	18	3,010
Additions	—	2	—	390	—	392
Capitalization of borrowing costs	—	—	—	3	—	3
Disposals	—	—	(10)	—	—	(10)
Depreciation for the year	—	(50)	(367)	—	(2)	(419)
Impairment losses, net of reversals	—	—	(9)	(1)	—	(10)
Other transfers	(1)	18	235	(320)	—	(68)
Effect of movements in exchange rates	3	4	16	2	—	25
Carrying amount as of December 31, 2017	170	472	1,965	300	16	2,923
Carrying amount as of January 1, 2016	171	538	2,269	186	20	3,184
Additions	—	—	—	340	—	340
Capitalization of borrowing costs	—	—	—	3	—	3
Disposals	—	(3)	(3)	—	—	(6)
Depreciation for the year	—	(51)	(392)	—	(2)	(445)
Impairment losses, net of reversals	—	(5)	(38)	(1)	—	(44)
Other transfers	(1)	24	273	(300)	—	(4)
Effect of movements in exchange rates	(2)	(5)	(9)	(2)	—	(18)
Carrying amount as of December 31, 2016	168	498	2,100	226	18	3,010

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Cost of sales	411	436	452
General and administration expenses	8	9	11
Total depreciation expense	419	445	463

During the year ended December 31, 2017, the Group incurred $10 million of impairment losses, net of reversals (2016: $44 million; 2015: $17 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 16 for details of security granted over property, plant and equipment and other assets.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2017
Cost	5,465	1,763	3,321	883	102	11,534
Accumulated amortization	—	(83)	(1,189)	(573)	(24)	(1,869)
Accumulated impairment losses	—	—	—	—	(6)	(6)
Carrying amount as of December 31, 2017	5,465	1,680	2,132	310	72	9,659
As of December 31, 2016
Cost	5,431	1,763	3,357	878	103	11,532
Accumulated amortization	—	(79)	(1,035)	(493)	(22)	(1,629)
Accumulated impairment losses	—	—	—	—	(1)	(1)
Carrying amount as of December 31, 2016	5,431	1,684	2,322	385	80	9,902
Carrying amount as of January 1, 2017	5,431	1,684	2,322	385	80	9,902
Additions	—	—	—	10	2	12
Disposals	(1)	—	—	(4)	—	(5)
Amortization for the year	—	(4)	(168)	(80)	(3)	(255)
Impairment losses	—	—	—	—	(5)	(5)
Transfers to assets held for sale	19	—	(42)	—	(2)	(25)
Other transfers	—	—	—	(1)	—	(1)
Effect of movements in exchange rates	16	—	20	—	—	36
Carrying amount as of December 31, 2017	5,465	1,680	2,132	310	72	9,659
Carrying amount as of January 1, 2016	5,447	1,689	2,512	463	81	10,192
Additions	—	—	—	2	2	4
Disposals	(5)	—	—	—	—	(5)
Amortization for the year	—	(5)	(174)	(80)	(3)	(262)
Impairment losses	(1)	—	(1)	—	—	(2)
Effect of movements in exchange rates	(10)	—	(15)	—	—	(25)
Carrying amount as of December 31, 2016	5,431	1,684	2,322	385	80	9,902

During the year ended December 31, 2017, goodwill disposed of is attributable to the disposal of certain Graham Packaging and Closures businesses.

During the year ended December 31, 2016, goodwill disposed of is attributable to the deconsolidation of a business that had a non-controlling interest.

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Cost of sales	42	41	42
General and administration expenses	213	221	209
Total amortization expense	255	262	251

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

14.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually (as of December 31) as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	As of December 31,
	2017			2016
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,697	526	59	1,689	526	63
Graham Packaging	1,412	251	—	1,410	251	—
Evergreen	67	34	—	67	34	—
Closures	376	—	—	352	—	—
Total	5,465	1,661	59	5,431	1,661	63

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the 2017 Adjusted EBITDA or forecasted 2018 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2018 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2018 Adjusted EBITDA is subject to final review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2017 ranged between 7.5x and 10x. Costs to sell were estimated to be 1%-1.5% of the fair value of each segment depending on the magnitude of the fair value.

In connection with the goodwill impairment test, the Group determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 4% (2016: 5%). A change of approximately 2% in the forecasted EBITDA, forecasted cash flows, discount rate or the estimated earnings multiple for Graham Packaging could result in a goodwill impairment.

The estimated fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 1% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 5%. The discount rate of 8.3% was based on market factors and costs to sell were estimated to be 1.5% of the fair value of each asset.

During the year ended December 31, 2017, there was $4 million of impairment of indefinite life intangible assets and no impairment of goodwill (2016: $2 million; 2015: none). It is reasonably possible that within the next 12 months, the Group could recognize goodwill or indefinite life intangible assets impairment charges in Graham Packaging if there are declines in profitability due to changes in sales volume, pricing, cost or the business environment. These changes could cause the Group to record impairment charges in future periods, which could be material.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

15.    Trade and other payables

	As of December 31,
(In $ million)	2017	2016
Trade payables	646	660
Accrued interest	132	151
Related party payables (refer to note 21)	33	60
Other payables and accrued expenses	305	311
Total current trade and other payables	1,116	1,182
Non-current payables	45	40

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

16.    Borrowings

As of December 31, 2017, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2017	2016
Securitization Facility	420	407
Credit Agreement	3,576	3,578
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,137	3,237
6.875% Senior Secured Notes due 2021	645	645
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
8.250% Senior Notes due 2021	—	345
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
8.125% Debentures due 2017	—	300
6.400% Notes due 2018	16	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Related party borrowings	—	1
Other borrowings	20	24
Total principal amount of borrowings	11,440	12,179
Transaction costs	(77)	(136)
Embedded derivatives	32	40
Original issue discounts, net of premiums	(6)	(12)
Carrying value	11,389	12,071

Current borrowings	470	746
Non-current borrowings	10,919	11,325
Total borrowings	11,389	12,071

16.1        Securitization Facility

On March 22, 2017, the Group entered into a new $600 million securitization facility (the “2017 Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The 2017 Securitization Facility matures on March 22, 2022. Consistent with the previous facility: (i) the amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables; (ii) the 2017 Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash; and (iii) the terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The 2017 Securitization Facility has an interest rate equal to one-month LIBOR with a 0% floor, plus a margin of 1.75% per annum. As of December 31, 2017, $420 million was drawn under the 2017 Securitization Facility.

16.2        Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated August 5, 2016 as amended (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	Currency	Maturity date	Facility value (in million)	Value drawn or utilized as of December 31, 2017 (in million)	Applicable interest rate as of December 31, 2017
Term Tranches
U.S. Term Loans	$	February 5, 2023	3,315	3,282	LIBOR (floor of 0.000%) + 2.750%
European Term Loans	€	February 5, 2023	249	247	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	62	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

On February 7, 2017, the Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. This resulted in a 0.25% per annum reduction in the margin applicable to the outstanding U.S. and European term loans to 3.000% per annum and 3.500% per annum, respectively, in each case with a step down based on achieving certain ratings, and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000% per annum.

Refer to note 9 for the loss recognized on the extinguishment of borrowings as a result of the write-off of unamortized debt issuance costs.
On September 29, 2017, the interest rate margin applicable to the outstanding U.S. and European term loans was reduced by 0.25% per annum to 2.750% per annum and 3.250% per annum, respectively, due to certain upgrades in RGHL’s credit rating.

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

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the principal amount of term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2017 or are due in 2018 for the year ended December 31, 2017.

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

The Credit Agreement also contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant applies if the aggregate revolving credit exposure (excluding any exposure in respect of undrawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total commitments under the revolving credit facility on such day.

16.3        Reynolds Notes

The Group's borrowings as of December 31, 2017 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (New Zealand) Limited (together, the "Reynolds Notes Issuers") are summarized below:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

On February 15, 2017, the Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.

On December 15, 2017, the Group repaid $100 million aggregate principal amount of 5.750% Senior Secured Notes due 2020 at a redemption price of 101.438%, plus accrued and unpaid interest.

During the year ended December 31, 2016, the Group repaid an aggregate principal amount of $1,568 million of Reynolds Senior Secured Notes and $3,214 million of Reynolds Senior Notes.

Refer to note 9 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Refer to note 27 for details regarding changes to certain of the Reynolds Notes subsequent to December 31, 2017.

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings I Limited ("BP I") (a wholly owned subsidiary of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, the BP I and certain subsidiaries of BP I have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

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

On October 30, 2016, the Group repurchased the remaining $642 million of the 5.625% Senior Notes due 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

16.5    Pactiv Notes

As of December 31, 2017, the Group had outstanding the following notes and debentures (together, the “Pactiv Notes”) issued by Pactiv LLC:

	Maturity date	Semi-annual interest payment dates
6.400% Notes due 2018	January 15, 2018	January 15 and July 15
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

On June 15, 2017, the Group repaid upon maturity all of the $300 million aggregate principal amount outstanding of 8.125% Debentures due 2017.

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

16.6     Other borrowings

As of December 31, 2017, in addition to the 2017 Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2017, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2017 included finance lease obligations of $20 million (2016: $23 million).

16.7     Reconciliation of liabilities arising from financing activities

(In $ million)	Principal borrowings	Transaction costs	Total
Carrying amount as of January 1, 2017	12,179	(108)	12,071
Cash flows	(773)	—	(773)
Capitalization of borrowing costs	—	(10)	(10)
Effects of movements in exchange rates	34	—	34
Other	—	67	67
Carrying amount as of December 31, 2017	11,440	(51)	11,389

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

17.    Employee benefits

17.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2017	2016
Salaries and wages accrued	149	185
Provision for annual leave	40	37
Provision for other employee benefits	53	40
Provision for exit from multi-employer pension plans	70	73
Defined benefit obligations:
Pension benefits	840	970
Post-employment medical benefits	106	105
Total employee benefits liabilities	1,258	1,410
Current	213	248
Non-current	1,045	1,162
Total employee benefits liabilities	1,258	1,410

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
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers certain of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 96% (2016: 91%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2017, the Pactiv Retirement Plan was underfunded by $764 million.

On November 8, 2016, the Group entered into an agreement with the U.S. Pension Benefit Guaranty Corporation (the “PBGC”) whereby the PBGC agreed not to assert a termination liability against the Group in relation to three defined benefit pension plans of UCI Holdings Limited (the “UCI Pension Plans”) in return for Pactiv LLC, a member of the Group, becoming the sponsor of the UCI Pension Plans. UCI Holdings Limited was a former member of the Group's "controlled group," as defined by the PBGC. This agreement became effective on December 30, 2016, resulting in the recognition of a net liability of $65 million, comprising plan assets of $213 million and actuarially determined plan liabilities of $278 million. On December 1, 2017, the UCI Pension Plans were merged into the Pactiv Retirement Plan.

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. The Group expects to make contributions to the Pactiv Retirement Plan of $49 million in 2018. Expected contributions during the year ending December 31, 2018 for all other defined benefit plans are estimated to be up to $9 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2017	2016	2017	2016	2017	2016
Balance as of January 1	5,076	4,899	(4,091)	(3,932)	985	967
Included in profit or loss:
Current service cost	9	10	—	—	9	10
Interest cost (income)	198	206	(160)	(165)	38	41
Administrative expenses	—	—	35	32	35	32
Settlement (gain)	(7)	(7)	—	—	(7)	(7)
Assumption of UCI pension plans	—	278	—	(213)	—	65
Total expense (income) recognized in profit or loss	200	487	(125)	(346)	75	141
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(10)	(91)	—	—	(10)	(91)
Financial assumptions	265	138	—	—	265	138
Return on plan assets, excluding interest income	—	—	(429)	(160)	(429)	(160)
Total remeasurement (gains) losses	255	47	(429)	(160)	(174)	(113)
Other movements:
Contributions by the Group	—	—	(33)	(7)	(33)	(7)
Benefits paid by the plans	(691)	(352)	691	352	—	—
Business disposals	(15)	—	—	—	(15)	—
Effect of movements in exchange rates	5	(5)	(3)	2	2	(3)
Total other movements	(701)	(357)	655	347	(46)	(10)
Balance as of December 31	4,830	5,076	(3,990)	(4,091)	840	985

Comprised of:
Pactiv Retirement Plan	4,646	4,616	(3,882)	(3,784)	764	832
Other plans	184	445	(108)	(307)	76	138
	4,830	5,061	(3,990)	(4,091)	840	970
Plans associated with assets held for sale	—	15	—	—	—	15
Balance as of December 31	4,830	5,076	(3,990)	(4,091)	840	985

Comprised of:
Funded plans					796	925
Plans associated with assets held for sale					—	15
Unfunded plans					44	45
Total net pension benefits liability					840	985

Included in the statements of financial position as:
Employee benefits liabilities					840	970
Liabilities directly associated with assets held for sale					—	15
Total net pension benefits liability					840	985
The Group's pension plans had a weighted average duration of 10 years (2016: 10 years).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

For the year ended December 31, 2015, the Group recognized remeasurement gains of $253 million directly in other comprehensive income. The gains were comprised of $95 million of gains from changes in demographic assumptions and $190 million of gains from changes in financial assumptions, partially offset by $32 million from losses on plan assets, excluding interest.

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Cost of sales	14	14	15
General and administration expenses	61	127	69
Total plan net expense from continuing operations	75	141	84
Discontinued operations	—	—	2
Total plan net expense	75	141	86

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2015 was comprised of current service cost of $14 million, administrative expense of $27 million and interest expense of $206 million, partially offset by interest income of $161 million.

During the year ended December 31, 2017, the plan net expense of the Pactiv Retirement Plan was $72 million (2016: $63 million; 2015: $65 million).

In September 2017, the Group recorded a $5 million pension settlement charge in general and administration expenses in connection with the purchase of a group annuity contract from an insurance company to settle $308 million of the outstanding pension benefit obligations under the Pactiv Retirement Plan. The insurance company assumed the obligation to pay future pension benefits and provide administrative services for approximately 13,600 retirees and surviving beneficiaries who are currently receiving payments from this plan. The purchase was funded directly by plan assets.

In October and November 2017, the UCI Pension Plans settled retirement benefits with certain vested members through a voluntary lump-sum buyout of their benefits, resulting in the payment of $60 million to those who elected to receive the buyout and a settlement gain of $12 million which is included in the pension plan expense for 2017.

During the year ended December 31, 2016, the Pactiv Retirement Plan settled retirement benefits with certain vested members through a voluntary lump-sum buyout of their benefits, resulting in the payment of $43 million from plan assets to those who elected to receive the buyout and a settlement gain of $7 million which is included in the plan expense for 2016.

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2017	2016
Equity instruments	2,802	2,818
Debt instruments	616	649
Property	403	447
Other	169	177
Total plan assets	3,990	4,091

Approximately 97% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) $2,742 million of exposure to equity markets, which includes exposure to $2,225 million of U.S. equities held through a combination of listed equities and equity index funds, and exposure to approximately $517 million of non-U.S. equities held through listed equities and unlisted index funds; (ii) $597 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $395 million of exposure to property held through unlisted commingled funds.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2017 and 2016, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Actuarial assumptions — all plans

For the year ended December 31,
	2017	2016	2015
Discount rates at December 31	0.6% - 8.0%	0.6% - 8.0%	0.8% - 7.3%
Future salary increases	0.0% - 7.0%	0.0% - 7.0%	0.0% - 7.0%
Future pension increases	0.0% - 3.7%	0.0% - 3.7%	0.0% - 4.0%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2017 and 2016 was 3.6% and 4.1%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2017 for 2017 and projection scale MP-2016 for 2016.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	7	5
Effect on the defined benefit obligation	246	271

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

17.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 7.2% for the year ended December 31, 2017, 7.0% for the year ended December 31, 2016 and 8.0% for the year ended December 31, 2015.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2017 for 2017 and projection scale MP-2016 for 2016.

The Group expects to contribute $6 million to the post-employment medical benefit plans during the annual period ending December 31, 2018.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2017	2016
Liability for post-employment medical obligations as of the beginning of the year	105	111
Included in profit or loss:
Current service cost	1	1
Interest cost	4	4
Total expense recognized in profit or loss	5	5
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(6)	(7)
Actuarial (gains) losses from changes in financial assumptions	8	2
Total remeasurement (gains) losses	2	(5)
Other movements:
Benefits paid by the plans	(6)	(6)
Total other movements	(6)	(6)
Liability for post-employment medical obligations as of the end of the year	106	105

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

For the year ended December 31, 2015, the Group recognized benefit plan expense of $7 million related to post-employment medical obligations. The benefit plan expense was comprised of $2 million of current service cost and $5 million of interest cost.

For the year ended December 31, 2015, the Group recognized a remeasurement gain of $13 million directly in other comprehensive income. The gain was comprised of $11 million from changes in demographic assumptions and $2 million from changes in financial assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	2	2

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one-half percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	6	6

17.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2017, the Group recorded expense of $66 million (2016: $62 million; 2015: $62 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

17.5    Multi-employer plans

The Group also makes contributions, for some current and former employees, to union administered multi-employer pension plans based on negotiated labor contracts. While these plans provide for defined benefits, as a result of insufficient information the Group accounts for its participation in these plans as defined contribution plans. Specifically, the plans do not maintain IFRS accounting records and there is insufficient information to allocate amounts among employer participants. The Group, with union approval, has elected over the last several years to withdraw from virtually all of these multi-employer plans. Withdrawal creates a withdrawal liability obligation based upon guidelines outlined in the specific multi-employer plan.
The most significant of the multi-employer pension plans in which the Group participated was the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participated. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. In December 2016, the Group and PIUMPF formally agreed and signed a Settlement Agreement and Release, which settles all prior matters relating to the pension withdrawal liability. The Group and PIUMPF agreed to a settlement of $88 million, which was less than the previously-notified funding obligation, to be paid over 20 years reduced by amounts previously paid in 2015 and 2014. As a result, the Group has a liability of $61 million as of December 31, 2017 ($63 million as of December 31, 2016) for the present value of such future payments. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 13, 2018, the Group has not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has a withdrawal liability of $9 million for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of approximately $4 million annually over the next 18 years.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

18.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Balance as of December 31, 2016	39	30	47	24	140
Provisions made	3	19	9	6	37
Provisions used	(1)	(27)	(14)	(8)	(50)
Provisions reversed	—	(4)	—	(1)	(5)
Other	3	1	—	2	6
Balance as of December 31, 2017	44	19	42	23	128
Current	2	13	13	11	39
Non-current	42	6	29	12	89
Total provisions as of December 31, 2017	44	19	42	23	128
Current	1	24	29	11	65
Non-current	38	6	18	13	75
Total provisions as of December 31, 2016	39	30	47	24	140

Other provisions

Other provisions as of December 31, 2017 included $7 million of environmental remediation programs (2016: $7 million).

19.    Equity

19.1    Share capital

The reported share capital balance as of December 31, 2017 is that of the Company.

Further information regarding Reynolds Group Holdings Limited's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2017	2016	2015
Balance at the beginning of the year	71,500,004	71,500,004	71,500,004
Changes in shares	—	—	—
Balance at the end of the year	71,500,004	71,500,004	71,500,004

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
For the year ended December 31, 2017

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

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2017:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency forwards	Sell	CA$	13,000,000		$1.2548 - 1.2925	Jan 2018 - May 2018

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2017, the Group recognized an unrealized loss of $1 million (2016: unrealized loss of $4 million; 2015: unrealized gain of $2 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2017, the Group recognized a realized loss of $1 million (2016: realized loss of $6 million; 2015: realized gain of $14 million) as a component of net other income (expenses) in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2017, would have resulted in no change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

The Group is also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of its entities with different functional currencies.

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

The following table sets out the Group's interest rate risk repricing profile:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2017
Fixed rate instruments
Borrowings	(6,694)	(19)	(3,141)	(650)	(2,884)
Total fixed rate instruments	(6,694)	(19)	(3,141)	(650)	(2,884)
Floating rate instruments
Cash and cash equivalents	617	617	—	—	—
Related party receivables	329	329	—	—	—
Borrowings	(4,746)	(4,746)	—	—	—
Total floating rate instruments	(3,800)	(3,800)	—	—	—
Total	(10,494)	(3,819)	(3,141)	(650)	(2,884)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2016
Fixed rate instruments
Borrowings	(7,444)	(304)	(21)	(4,232)	(2,887)
Total fixed rate instruments	(7,444)	(304)	(21)	(4,232)	(2,887)
Floating rate instruments
Cash and cash equivalents	932	932	—	—	—
Related party receivables	330	330	—	—	—
Borrowings	(4,735)	(4,735)	—	—	—
Total floating rate instruments	(3,473)	(3,473)	—	—	—
Total	(10,917)	(3,777)	(21)	(4,232)	(2,887)

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

The underlying rate for the Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2017, the three-month Dollar LIBO Rate was 1.36%. In July 2016, the Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for the Credit Agreement are the one-month LIBOR and EURIBOR, which as of December 31, 2017 were 1.57% and (0.37)%, respectively. Based on the Group's outstanding debt commitments as of December 31, 2017, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $33 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under the Credit Agreement. A 100 basis point decrease in interest rates would result in a $33 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under the Credit Agreement.

The underlying rate for the 2017 Securitization Facility is the one-month LIBOR. As of December 31, 2017, the applicable one-month LIBOR was 1.50%. Based on the Group's outstanding debt commitments under the 2017 Securitization Facility as of December 31, 2017, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2017:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	18,501	$1,563 - $2,308	Jan 2018 - Jan 2019
Aluminum Midwest Premium swaps	pound	1,859,987	$0.08 - $0.10	Jan 2018 - Dec 2018
Natural gas swaps	million BTU	6,203,778	$2.82 - $3.34	Feb 2018 - Dec 2018
Ethylene swaps	pound	3,353,654	$0.35 - $0.35	Jan 2018 - May 2018
Polymer-grade propylene swaps	pound	24,069,527	$0.41 - $0.50	Jan 2018 - Jun 2018
Benzene swaps	U.S. liquid gallon	10,991,038	$2.58 - $3.25	Feb 2018 - Sep 2018
Diesel swaps	U.S. liquid gallon	4,033,447	$2.46 - $2.88	Jan 2018 - Dec 2018
Low-density polyethylene swaps	pound	6,000,000	$0.81 - $0.82	Jan 2018 - Jun 2018

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2017, the Group recognized an unrealized gain of $1 million (2016: unrealized gain of $22 million; 2015: unrealized gain of $112 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2017, the Group recognized a realized gain of $20 million (2016: realized loss of $17 million; 2015: realized loss of $182 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2017, would have resulted in a $1 million change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

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
For the year ended December 31, 2017

20.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12-month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2017, the Group had $617 million of cash and cash equivalents on hand.

The Group's cash flows from operations and existing cash, together with other available external financing sources, will be adequate to meet the Group's liquidity needs for the next year. It also has credit lines in place to cover potential shortfalls. As of December 31, 2017, the Group had undrawn lines of credit under the revolving facilities of the Credit Agreement totaling $240 million and undrawn availability under the 2017 Securitization Facility. In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2017
Non-derivative financial liabilities
Trade and other payables	(1,116)	(984)	(984)	—	—	—
Borrowings, including interest	(11,389)	(14,253)	(1,069)	(4,394)	(2,172)	(6,618)
	(12,505)	(15,237)	(2,053)	(4,394)	(2,172)	(6,618)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	5	7	7	—	—	—
Outflows	—	(2)	(2)	—	—	—
	5	5	5	—	—	—
Total	(12,500)	(15,232)	(2,048)	(4,394)	(2,172)	(6,618)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2016
Non-derivative financial liabilities
Trade and other payables	(1,182)	(1,031)	(1,031)	—	—	—
Borrowings, including interest	(12,071)	(15,730)	(1,392)	(1,335)	(6,056)	(6,947)
	(13,253)	(16,761)	(2,423)	(1,335)	(6,056)	(6,947)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	5	7	7	—	—	—
Outflows	—	(2)	(2)	—	—	—
	5	5	5	—	—	—
Total	(13,248)	(16,756)	(2,418)	(1,335)	(6,056)	(6,947)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

20.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2017
Assets
Cash and cash equivalents	—	617	—	617	617
Current and non-current receivables	—	1,488	—	1,488	1,488
Derivative financial assets:
Commodity derivatives	7	—	—	7	7
Interest rate swap derivatives	26	—	—	26	26
Embedded derivatives	259	—	—	259	259
Total assets	292	2,105	—	2,397	2,397
Liabilities
Trade and other payables	—	—	(1,116)	(1,116)	(1,116)
Non-current payables	—	—	(45)	(45)	(45)
Derivative financial liabilities:
Commodity derivatives	(2)	—	—	(2)	(2)
Borrowings	—	—	(11,389)	(11,389)	(11,696)
Total liabilities	(2)	—	(12,550)	(12,552)	(12,859)

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2016
Assets
Cash and cash equivalents	—	932	—	932	932
Current and non-current receivables	—	1,403	—	1,403	1,403
Derivative financial assets:
Commodity derivatives	6	—	—	6	6
Foreign currency derivatives	1	—	—	1	1
Interest rate swap derivatives	24	—	—	24	24
Embedded derivatives	233	—	—	233	233
Total assets	264	2,335	—	2,599	2,599
Liabilities
Trade and other payables	—	—	(1,182)	(1,182)	(1,182)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity derivatives	(2)	—	—	(2)	(2)
Interest rate swap derivatives	(1)	—	—	(1)	(1)
Borrowings	—	—	(12,071)	(12,071)	(12,455)
Total liabilities	(3)	—	(13,293)	(13,296)	(13,680)

The methods used in determining fair values of financial instruments are disclosed in note 3.3 and note 3.4.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	5	—	5
Interest rate swap derivatives, net	—	26	—	26
Embedded derivatives	—	259	—	259
Total	—	290	—	290

As of December 31, 2016
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	4	—	4
Foreign currency derivatives, net	—	1	—	1
Interest rate swap derivatives, net	—	23	—	23
Embedded derivatives	—	233	—	233
Total	—	261	—	261

There were no transfers between any levels during the years ended December 31, 2017 and 2016. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

21.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Short-term employee benefits	15	17	11
Long-term employee benefits	3	4	—
Total compensation expense to key management personnel	18	21	11

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2017, 2016 and 2015.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2017	2016	2015	2017	2016
Balances and transactions with immediate and ultimate parent entities
Included in trade and other payables				—	—
Tax loss transfer	—	(16)	—
Included in borrowings(a)(g)				—	(1)
Balances and transactions with joint ventures
Included in trade and other receivables, net				8	9
Sale of goods and services(b)(c)	22	24	52
Balances and transactions with Rank Group Limited
Included in related party and other non-current receivables(d)(g)				329	330
Interest income	17	17	19
Included in trade and other payables(g)				(31)	(59)
Recharges(e)	(5)	(7)	(17)
Management fee(f)	(31)	(47)	(65)
Tax loss transfer	(1)	(4)	(5)
Balances and transactions with Rank Group North America, Inc.
Included in trade and other receivables, net				—	—
Recharges	1	4	5
Included in trade and other payables				—	—
Recharges(e)	(16)	(15)	(15)
Balances and transactions with other related parties
Included in trade and other receivables, net				—	1
Sale of goods	—	—	1
Recharges	5	3	1
Included in trade and other payables				(1)	(1)

(a)	The borrowing due to the Company's ultimate parent was non-interest bearing, unsecured and repayable on demand.

(b)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(c)	Includes related party transactions entered into by SIG before its sale in March 2015.

(d)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the Company. During the year ended December 31, 2017, interest was charged at 5.16% to 5.25% (2016: 5.31% to 5.78%; 2015: 6.21% to 6.92%). The loan is unsecured and repayable on demand. This loan is subordinated on terms such that, unless otherwise permitted, no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(e)
Represents certain costs paid by Rank Group Limited or Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These charges are for various costs incurred including services provided, financing and other activities. All amounts are unsecured, non-interest bearing and settled on normal trade terms.

(f)
The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. During the year ended December 31, 2016, the Group entered into a services agreement with Rank Group Limited. Rank Group Limited charged the Group a Management Fee of $31 million during the year ended December 31, 2017 in relation to the 2016 financial year. During the years ended December 31, 2016 and 2015, Rank Group Limited charged the Group a Management Fee of $30 million and $35 million, of which $30 million and $29 million, respectively, was included in continuing operations with the remainder included in discontinued operations, in relation to the 2015 and 2014 financial years, respectively. Also during the year ended December 31, 2016, Rank Group Limited charged the Group a Management Fee of $15 million in relation to the 2009 and 2010 financial years, of which $8 million was included in continuing operations with the remainder included in discontinued operations. In addition, the Group has accrued $31 million in 2017 in respect of an expected management fee related to the 2017 financial year.

(g)
In August 2017, Rank Group Limited repaid $24 million of the related party loan receivable balance and the Group, by way of a payment direction, repaid $23 million of outstanding related party trade payable balances due to Rank Group Limited and $1 million of outstanding related party borrowings due to the Company's ultimate parent.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

22.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2017	2016	2017

Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.R.L.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A. (a)	Dec-31	Argentina	—	100	—
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited (a)	Dec-31	China	—	100	—
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Taizhou) Co., Ltd. (c)	Dec-31	China	100	—	100
Graham Packaging Trading (Shanghai) Co., Ltd. (a)	Dec-31	China	—	100	—
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Techne Machineries Foshan Ltd (in liquidation) (d)	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador, S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company Oy	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel (e)	Dec-31	Germany	—	100	—
Omni-Pac GmbH Verpackungsmittel (e)	Dec-31	Germany	—	100	—
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv-Omni Germany Holdings GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Graham Packaging Company Italia S.r.l. (e)	Dec-31	Italy	—	100	—
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha (a)	Dec-31	Japan	—	100	—
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l. (f)	Dec-31	Luxembourg	—	100	—
Beverage Packaging Holdings (Luxembourg) II S.A. (a)	Dec-31	Luxembourg	—	100	—
Beverage Packaging Holdings (Luxembourg) IV S.à r.l. (f)	Dec-31	Luxembourg	—	100	—
Beverage Packaging Holdings (Luxembourg) VI S.à r.l. (a)	Dec-31	Luxembourg	—	100	—
Evergreen Packaging (Luxembourg) S.à r.l. (a)	Dec-31	Luxembourg	—	100	—
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovación y Asesoría en Plástico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closure Systems International Nepal Private Limited	Jul-16	Nepal	100	100	100
Graham Packaging Company B.V. (e)	Dec-31	Netherlands	—	100	—
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Factoring Trust (c) (g)	Dec-31	New Zealand	—	—	—
Beverage Packaging Holdings I Limited (h) (i)	Dec-31	New Zealand	100	100	100
Beverage Packaging Holdings III Limited (h) (j)	Dec-31	New Zealand	100	100	100
Beverage Packaging Holdings V Limited (h) (k)	Dec-31	New Zealand	100	100	100
Closure Systems International Limited (l) (m)	Dec-31	New Zealand	100	100	100
Evergreen Packaging International Limited (l) (n)	Dec-31	New Zealand	100	100	100
Reynolds Group Issuer (New Zealand) Limited (h) (o)	Dec-31	New Zealand	100	100	100
Reynolds Packaging International Limited (l) (p)	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland Sp. z o.o.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company (in liquidation) (d)	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.U.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi (e)	Dec-31	Turkey	—	100	—
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Ivex Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
Ivex Plastics Limited (q)	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited (r)	Dec-31	United Kingdom	100	—	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GEC Packaging Technologies LLC	Dec 31	U.S.A.	100	100	100
GPC Holdings LLC (f)	Dec-31	U.S.A.	—	100	—
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
GPC US LLC (c)	Dec-31	U.S.A.	100	—	100
Graham Packaging Acquisition Corp. (f)	Dec-31	U.S.A.	—	100	—
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products LLC (s)	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics Inc.	Dec-31	U.S.A.	100	100	100
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A. (a)	Dec-31	Venezuela	—	100	—

(a)	Voluntarily liquidated/deregistered/dissolved during the year.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Incorporated during the year.

(d)	In voluntary liquidation.

(e)	Sold during the year.

(f)	Merged during the year with another entity in the Group.

(g)	Included as a group entity on the basis that Beverage Packaging Holdings I Limited is the manager and beneficiary of this entity.

(h)	Jurisdiction changed during the year from Luxembourg.

(i)	Name changed during the year from Beverage Packaging Holdings (Luxembourg) I S.A.

(j)	Name changed during the year from Beverage Packaging Holdings (Luxembourg) III S.à r.l.

(k)	Name changed during the year from Beverage Packaging Holdings (Luxembourg) V S.A.

(l)	Jurisdiction changed during the year from Netherlands.

(m)	Name changed during the year from Closure Systems International B.V.

(n)	Name changed during the year from Evergreen Packaging International B.V.

(o)	Name changed during the year from Reynolds Group Issuer (Luxembourg) S.A.

(p)	Name changed during the year from Reynolds Packaging International B.V.

(q)	Name changed during the year from Closure Systems International (UK) Limited.

(r)	Company restored to the UK Register of Companies during the year.

(s)	Name changed during the year from Graham Packaging Plastic Products Inc.

23.    Operating leases

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2017	2016
Less than one year	110	103
Between 1 and 5 years	244	239
More than 5 years	63	76
Total	417	418

During the year ended December 31, 2017, $133 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2016: $114 million; 2015: $124 million).

24.    Capital commitments

As of December 31, 2017, the Group had entered into contracts to incur capital expenditures of $155 million (2016: $95 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

25.    Contingencies

Management fee

The Credit Agreement permits the Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 16 for additional information).

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2017, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2017, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.
26.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 16).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of December 31, 2017 and 2016 and the related statements of comprehensive income and cash flows for each of the years ended December 31, 2017, 2016 and 2015 of:

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

The condensed consolidating statements of comprehensive income and consolidating statements of cash flows for the years ended December 31, 2017, 2016 and 2015 and the condensed consolidating statements of financial position as of December 31, 2017 and 2016 reflect the current guarantor structure of the Group.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Condensed consolidating statement of comprehensive income

	For the year ended December 31, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	9,368	1,352	(196)	10,524
Cost of sales	—	—	(7,259)	(1,139)	196	(8,202)
Gross profit	—	—	2,109	213	—	2,322
Net other income (expenses) and share of equity method earnings, net of income tax	425	—	176	(69)	(610)	(78)
Selling, marketing and distribution expenses	—	—	(247)	(30)	—	(277)
General and administration expenses	—	—	(681)	(64)	—	(745)
Profit (loss) from operating activities	425	—	1,357	50	(610)	1,222
Financial income	17	567	26	65	(626)	49
Financial expenses	(2)	(423)	(904)	(47)	626	(750)
Net financial income (expenses)	15	144	(878)	18	—	(701)
Profit (loss) from continuing operations before income tax	440	144	479	68	(610)	521
Income tax (expense) benefit	(2)	(22)	(34)	(23)	—	(81)
Profit (loss) from continuing operations	438	122	445	45	(610)	440
Profit (loss) from discontinued operations, net of income tax	(1)	—	(1)	—	1	(1)
Profit (loss) for the year	437	122	444	45	(609)	439
Total other comprehensive income (loss), net of income tax	257	—	253	92	(345)	257
Total comprehensive income (loss) for the year	694	122	697	137	(954)	696

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	438	122	445	43	(610)	438
Equity holder of the Group - discontinued operations	(1)	—	(1)	—	1	(1)
Non-controlling interests	—	—	—	2	—	2
	437	122	444	45	(609)	439

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	695	122	698	135	(955)	695
Equity holder of the Group - discontinued operations	(1)	—	(1)	—	1	(1)
Non-controlling interests	—	—	—	2	—	2
	694	122	697	137	(954)	696

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Condensed consolidating statement of financial position

	As of December 31, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	457	160	—	617
Trade and other receivables, net	—	—	93	1,043	—	1,136
Inventories	—	—	1,225	145	—	1,370
Inter-group receivables	—	717	25	—	(742)	—
Assets held for sale	—	—	3	141	—	144
Other assets	—	4	43	18	—	65
Total current assets	—	721	1,846	1,507	(742)	3,332
Investments in subsidiaries	1,407	—	1,125	—	(2,532)	—
Property, plant and equipment	—	—	2,601	322	—	2,923
Intangible assets	—	—	9,306	353	—	9,659
Inter-group receivables	9	6,763	1,609	149	(8,530)	—
Other assets	330	282	114	42	—	768
Total non-current assets	1,746	7,045	14,755	866	(11,062)	13,350
Total assets	1,746	7,766	16,601	2,373	(11,804)	16,682
Liabilities
Trade and other payables	33	125	786	172	—	1,116
Borrowings	—	—	52	418	—	470
Inter-group payables	—	4	718	20	(742)	—
Liabilities directly associated with assets held for sale	—	—	—	34	—	34
Other liabilities	6	—	257	35	—	298
Total current liabilities	39	129	1,813	679	(742)	1,918
Borrowings	—	6,897	4,022	—	—	10,919
Inter-group liabilities	65	490	7,304	671	(8,530)	—
Other liabilities	—	66	2,055	72	—	2,193
Total non-current liabilities	65	7,453	13,381	743	(8,530)	13,112
Total liabilities	104	7,582	15,194	1,422	(9,272)	15,030
Net assets	1,642	184	1,407	951	(2,532)	1,652
Equity
Equity attributable to equity holder of the Group	1,642	184	1,407	941	(2,532)	1,642
Non-controlling interests	—	—	—	10	—	10
Total equity	1,642	184	1,407	951	(2,532)	1,652

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Condensed consolidating statement of cash flows

	For the year ended December 31, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(18)	(397)	1,245	(136)	146	840

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(362)	(48)	—	(410)
Proceeds from sale of property, plant and equipment and other assets	—	—	5	—	—	5
Disposal of businesses, net of cash disposed	—	—	12	32	—	44
Net related party (advances) repayments	—	446	(413)	14	(47)	—
Related party interest received	—	131	15	—	(146)	—
Other	—	—	2	—	—	2
Net cash from (used in) investing activities	—	577	(741)	(2)	(193)	(359)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	452	—	452
Repayment of borrowings	—	(445)	(336)	(440)	—	(1,221)
Net related party borrowings (repayments)	18	265	(459)	129	47	—
Payment of debt transaction costs	—	—	(6)	(4)	—	(10)
Other	—	—	(3)	(3)	—	(6)
Net cash from (used in) financing activities	18	(180)	(804)	134	47	(785)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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
For the year ended December 31, 2017

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Condensed consolidating statement of cash flows

	For the year ended December 31, 2016
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(46)	(727)	1,132	68	449	876

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(286)	(38)	—	(324)
Proceeds from sale of property, plant and equipment and other assets	—	—	10	3	—	13
Disposal of businesses, net of cash disposed	—	—	149	—	—	149
Net related party (advances) repayments	—	1,811	(38)	4	(1,777)	—
Related party interest received	—	450	4	—	(449)	5
Net cash from (used in) investing activities	—	2,261	(161)	(31)	(2,226)	(157)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	3,152	1,348	206	—	4,706
Repayment of borrowings	—	(4,774)	(1,450)	(115)	—	(6,339)
Net related party borrowings (repayments)	45	122	(1,824)	(120)	1,777	—
Payment of debt transaction costs	—	(34)	(76)	—	—	(110)
Other	—	—	(5)	(1)	—	(6)
Net cash from (used in) financing activities	45	(1,534)	(2,007)	(30)	1,777	(1,749)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Condensed consolidating statement of cash flows

	For the year ended December 31, 2015
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(41)	(800)	698	(26)	823	654

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(323)	(58)	—	(381)
Purchases of short-term investments	—	—	(200)	—	—	(200)
Proceeds from sale of short-term investments	—	—	200	—	—	200
Proceeds from sale of property, plant and equipment and other assets	—	—	23	—	—	23
Proceeds from insurance claims	—	—	26	—	—	26
Disposal of businesses, net of cash disposed	—	—	4,168	(20)	—	4,148
Net related party (advances) repayments	—	4,010	(9)	12	(4,013)	—
Proceeds from intercompany share repurchase	41	—	—	—	(41)	—
Intercompany capital injection	—	—	(7)	—	7	—
Related party interest received	—	803	14	6	(823)	—
Other	—	—	3	1	—	4
Net cash from (used in) investing activities	41	4,813	3,895	(59)	(4,870)	3,820

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	150	—	150
Repayment of borrowings	—	(3,982)	(72)	(228)	—	(4,282)
Net related party borrowings (repayments)	—	(30)	(4,022)	39	4,013	—
Payment of debt transaction costs	—	—	(15)	—	—	(15)
Payment for intercompany share repurchase	—	—	(41)	—	41	—
Proceeds from intercompany capital injection	—	—	—	7	(7)	—
Other	—	—	(4)	(5)	—	(9)
Net cash from (used in) financing activities	—	(4,012)	(4,154)	(37)	4,047	(4,156)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

27.    Subsequent events

On January 16, 2018, the Group issued a notice of redemption for $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 to be repaid on February 15, 2018 at a redemption price of 101.146% plus accrued and unpaid interest.

Other than as disclosed herein, there have been no events subsequent to December 31, 2017 which would require accrual or disclosure in these consolidated financial statements.

Beverage Packaging Holdings I Limited

Consolidated financial statements for the year ended
December 31, 2017

Beverage Packaging Holdings I Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Beverage Packaging Holdings I Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Beverage Packaging Holdings I Limited and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois USA
February 13, 2018

We have served as the Company's auditor since 2009.

Beverage Packaging Holdings I Limited
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2017	2016	2015
Revenue		10,524	10,646	11,178
Cost of sales	*	(8,202)	(8,259)	(8,978)
Gross profit		2,322	2,387	2,200
Selling, marketing and distribution expenses	*	(277)	(315)	(262)
General and administration expenses	*	(745)	(855)	(745)
Net other income (expenses)	6	(59)	(45)	111
Profit from operating activities		1,241	1,172	1,304
Financial income	9	34	152	7
Financial expenses	9	(750)	(1,042)	(1,551)
Net financial expenses		(716)	(890)	(1,544)
Profit (loss) from continuing operations before income tax		525	282	(240)
Income tax (expense) benefit	10	(80)	(103)	(58)
Profit (loss) from continuing operations		445	179	(298)
Profit (loss) from discontinued operations, net of income tax	7	(1)	1	2,678
Profit (loss) for the year		444	180	2,380
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		74	(70)	(84)
Reclassification from foreign currency translation reserve		27	—	(452)
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	17	154	74	167
Total other comprehensive income (loss), net of income tax		255	4	(369)
Total comprehensive income (loss)		699	184	2,011
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		443	177	(300)
Equity holder of the Group - discontinued operations		(1)	1	2,678
Non-controlling interests		2	2	2
		444	180	2,380
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		698	181	(248)
Equity holder of the Group - discontinued operations		(1)	1	2,257
Non-controlling interests		2	2	2
		699	184	2,011

*	For information on expenses by nature, refer to notes 8, 9, 12, 13, 14, 17 and 23.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings I Limited
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2017	2016
Assets
Cash and cash equivalents		617	932
Trade and other receivables, net	11	1,136	1,090
Inventories	12	1,370	1,245
Current tax assets	10	14	21
Assets held for sale		144	26
Derivatives	20	11	7
Other assets		40	50
Total current assets		3,332	3,371
Related party and other non-current receivables	11	88	22
Investments in associates and joint ventures		24	22
Deferred tax assets	10	32	8
Property, plant and equipment	13	2,923	3,010
Intangible assets	14	9,659	9,902
Derivatives	20	281	257
Other assets		79	71
Total non-current assets		13,086	13,292
Total assets		16,418	16,663
Liabilities
Trade and other payables	15	1,092	1,134
Liabilities directly associated with assets held for sale		34	23
Borrowings	16	470	745
Current tax liabilities	10	39	42
Derivatives	20	2	3
Employee benefits	17	213	248
Provisions	18	39	65
Total current liabilities		1,889	2,260
Non-current payables	15	45	40
Borrowings	16	10,919	11,325
Deferred tax liabilities	10	1,014	1,082
Employee benefits	17	1,045	1,162
Provisions	18	89	75
Total non-current liabilities		13,112	13,684
Total liabilities		15,001	15,944
Net assets		1,417	719
Equity
Share capital	19	2,188	2,188
Reserves		(1,759)	(2,017)
Retained profits		978	539
Equity attributable to equity holder of the Group		1,407	710
Non-controlling interests		10	9
Total equity		1,417	719

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings I Limited
Consolidated statements of changes in equity (deficit)

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits (accumulated losses)	Equity (deficit) attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2015)		2,311	72	(1,678)	(2,063)	(1,358)	19	(1,339)
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	2,378	2,378	2	2,380
Remeasurement of defined benefit plans, net of income tax	17	—	—	167	—	167	—	167
Foreign currency translation reserve		—	(84)	—	—	(84)	—	(84)
Reclassification of foreign currency translation reserve upon sale of SIG		—	(452)	—	—	(452)	—	(452)
Total comprehensive income (loss) for the year		—	(536)	167	2,378	2,009	2	2,011
Reclassification upon sale of SIG		—	—	(46)	46	—	—	—
Share repurchase		(123)	—	—	—	(123)	—	(123)
Dividends paid to non-controlling interests		—	—	—	—	—	(5)	(5)
Balance as of December 31, 2015		2,188	(464)	(1,557)	361	528	16	544
Balance at the beginning of the year (January 1, 2016)		2,188	(464)	(1,557)	361	528	16	544
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	178	178	2	180
Remeasurement of defined benefit plans, net of income tax	17	—	—	74	—	74	—	74
Foreign currency translation reserve		—	(70)	—	—	(70)	—	(70)
Total comprehensive income (loss) for the year		—	(70)	74	178	182	2	184
Change upon sale of business		—	—	—	—	—	(7)	(7)
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance as of December 31, 2016		2,188	(534)	(1,483)	539	710	9	719
Balance at the beginning of the year (January 1, 2017)		2,188	(534)	(1,483)	539	710	9	719
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	442	442	2	444
Remeasurement of defined benefit plans, net of income tax	17	—	—	154	—	154	—	154
Foreign currency translation reserve		—	74	—	—	74	—	74
Reclassification of foreign currency translation reserve upon disposal of businesses		—	27	—	—	27	—	27
Total comprehensive income (loss) for the year		—	101	154	442	697	2	699
Change upon sale of business		—	—	3	(3)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2017		2,188	(433)	(1,326)	978	1,407	10	1,417

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The consolidated statements of changes in equity (deficit) should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings I Limited
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2017	2016	2015
Cash flows from operating activities
Profit (loss)		444	180	2,380
Adjustments for:
Depreciation and amortization		674	707	714
Asset impairment charges		45	45	17
Foreign currency adjustments		1	5	4
Change in fair value of derivatives		—	(18)	(87)
(Gain) loss on sale or disposal of businesses and non-current assets		15	3	(2,905)
Business disposal costs		(1)	(1)	(38)
Share of profit of associates and joint ventures, net of income tax		(2)	(3)	(9)
Net financial expenses		716	890	1,754
Premium on extinguishment of borrowings		(11)	(122)	(226)
Interest paid		(644)	(909)	(1,110)
Income tax expense (benefit)		80	103	116
Income taxes paid, net of refunds received		(196)	(162)	(74)
Change in trade and other receivables		(110)	9	51
Change in inventories		(151)	(2)	138
Change in trade and other payables		9	18	(145)
Change in provisions and employee benefits		1	176	92
Change in other assets and liabilities		(12)	3	17
Net cash from operating activities		858	922	689
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets		(410)	(324)	(381)
Purchases of short-term investments		—	—	(200)
Proceeds from sale of short-term investments		—	—	200
Proceeds from sale of property, plant and equipment and other assets		5	13	23
Proceeds from insurance claims		—	—	26
Disposal of businesses, net of cash disposed		44	149	4,148
Related party loan advance	21	(18)	(45)	—
Other		2	5	9
Net cash from (used in) investing activities		(377)	(202)	3,825
Cash flows used in financing activities
Drawdown of borrowings		452	4,706	150
Repayment of borrowings		(1,221)	(5,107)	(4,282)
Related party borrowings (repayments)		—	(1,232)	—
Payment of debt transaction costs		(10)	(110)	(15)
Share repurchase		—	—	(41)
Other		(6)	(6)	(9)
Net cash used in financing activities		(785)	(1,749)	(4,197)
Net increase (decrease) in cash and cash equivalents		(304)	(1,029)	317
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year		932	1,976	1,587
Cash and cash equivalents classified as assets held for sale at the beginning of the year		3	—	97
Effect of exchange rate fluctuations on cash and cash equivalents		6	(12)	(25)
Cash and cash equivalents as of December 31		637	935	1,976
Cash and cash equivalents are comprised of:
Cash and cash equivalents		617	932	1,976
Cash and cash equivalents classified as assets held for sale		20	3	—
Cash and cash equivalents as of December 31		637	935	1,976

Beverage Packaging Holdings I Limited
Consolidated statements of cash flows

Significant non-cash financing and investing activities

In February 2017, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Group, and the Group refinanced their Credit Agreement as discussed further in note 16. The refinancing resulted in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs. The principal amount outstanding at the time of the refinancing was $3,583 million.

In August 2016, RGHL and the Group amended their credit agreement as discussed further in note 16. The amount outstanding at the time of the amendment was $2,454 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the repayment of $203 million of principal balance and the payment of fees, which is included above in payment of debt transaction costs.

During the year ended December 31, 2015, the Group settled $82 million of the consideration from the reduction in share capital (refer to note 19) in the form of related party note receivables.

In February 2015, RGHL and the Group amended their credit agreement. The amount outstanding at the time of the amendment was $2,439 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

1.Reporting entity

Beverage Packaging Holdings I Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993. During the year ended December 31, 2017, the Company changed its name from Beverage Packaging Holdings (Luxembourg) I S.A. and converted from a company incorporated in Luxembourg to a company incorporated in, and governed by the laws of, New Zealand.

The consolidated financial statements of Beverage Packaging Holdings I Limited as of and for the year ended December 31, 2017 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

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

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 13, 2018 in Chicago, Illinois (February 14, 2018 in Auckland, New Zealand).

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity (deficit) and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2017. Information for the comparative years is for the twelve month periods ended December 31, 2016 and December 31, 2015.

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2017	2016	2015	2017	2016
1 €	1.13	1.11	1.11	1.19	1.06
10 MXN	0.53	0.54	0.63	0.51	0.48
1 CA$	0.77	0.75	0.78	0.80	0.74

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

(b)    Non-financial assets

The carrying amounts of the Group's non-financial assets, including goodwill and indefinite life intangible assets, are reviewed at least annually to determine whether there is any indication of impairment. If any such indicators exist then the asset's or CGU's recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, recoverable amounts are estimated at least annually and whenever there is an indication that they may be impaired.

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

Indefinite life intangible assets other than goodwill and the Reynolds® and Hefty® trademarks discussed above consist primarily of the Graham Packaging trademark and permits associated with various production plants. The fair value less cost to sell for other indefinite life intangible assets are evaluated at the applicable CGU level.

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

The Group also participates in a limited number of multi-employer pension plans. To the extent that sufficient information is not available to use defined benefit plan accounting, the Group accounts for its participation in the multi-employer plan as if it were a defined contribution plan.

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2017, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2017, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in employee benefits.

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

3.19    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2017

In January 2016, the IASB issued an amendment to IAS 7, “Statement of Cash Flows” (“IAS 7”). The amendment clarifies that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. The Group has evaluated the disclosure requirements of the amendment and has provided additional disclosures in note 16.

There have been no other interpretations or amendments to existing standards effective in 2017 that have an impact on the Group's financial statements.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2017, and have not been applied in preparing these consolidated financial statements:

In June 2017, the IASB issued IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments.” IFRIC 23 is to be applied while performing the determination of taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The adoption of this interpretation is not expected to have a material impact on the Group's consolidated financial statements.

In January 2016, the IASB issued IFRS 16 “Leases.” The new standard supersedes IAS 17 "Leases" and related interpretations, and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model whereby a lessee is required to record a right-to-use asset for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and a lease liability, and the subsequent amortization of the right-to-use asset over the lease term. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019, with early adoption allowed only if IFRS 15 "Revenue from Contracts with Customers" is also adopted. The Group is currently assessing the impact of adopting IFRS 16.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments.” IFRS 9 replaces the guidance in International Accounting Standard ("IAS") 39 “Financial Instruments: Recognition and Measurement” and contains revised requirements in relation to the classification, measurement and presentation of financial instruments, including derivatives. It also includes guidance on hedge accounting and impairment testing of financial instruments. IFRS 9 will be effective for periods beginning on or after January 1, 2018. The adoption of this new standard is not expected to have a material impact on the Group's financial statements.

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework. The effective date of the new standard is January 1, 2018. The Group is completing its evaluation of the impact of this new standard, particularly with respect to revenue streams for customer specific goods. The impact of the adoption of IFRS 15 will not have a material impact on the Group’s financial statements. The Group will adopt IFRS 15 under the modified retrospective transition method, with no change to the comparative financial information. The cumulative impact of the transition adjustment will be recognized in the statement of financial position as of January 1, 2018. Under this transition method, the Group will provide supplemental additional disclosure to highlight the impact of IFRS 15. The Group is continuing to evaluate the new disclosure requirements contained in IFRS 15.

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

4.3    Realization of deferred tax assets

Deferred tax assets represent deductions available to reduce taxable income in future years. The Group evaluates the recoverability of deferred tax assets by assessing the adequacy of future taxable income, including reversal of taxable temporary differences, forecasted earnings and available tax planning strategies. The forecasts of future taxable income rely heavily on the use of estimates. The Group recognizes deferred tax assets when the Group considers it more likely than not that the deferred tax asset will be recoverable. Refer to note 10.2 regarding provisionally determined amounts as a result of the recent changes in U.S. federal tax legislation.

4.4    Measurement of obligations under defined benefit plans

The Group operates a number of defined benefit pension plans. Amounts recognized under these plans are determined using actuarial methods. These actuarial valuations involve assumptions regarding discount rates, expected salary increases and life expectancy. These assumptions are reviewed at least annually and reflect estimates as of the measurement date.

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

The SIG segment is presented as a discontinued operation. SIG is a manufacturer of aseptic carton packaging systems for both beverage and liquid food products. SIG has a global customer base with a significant presence in Europe. Refer to note 7 for additional information.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Business segment reporting

	For the year ended December 31, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,807	3,237	2,147	1,448	885	—	10,524
Total inter-segment revenue	152	492	—	114	16	(774)	—
Total segment revenue	2,959	3,729	2,147	1,562	901	(774)	10,524
Gross profit	853	721	323	276	155	(6)	2,322
Expenses and other income	(283)	(319)	(188)	(79)	(103)	(109)	(1,081)
Earnings before interest and tax (“EBIT”) from continuing operations	570	402	135	197	52	(115)	1,241
Financial income							34
Financial expenses							(750)
Profit (loss) from continuing operations before income tax							525
Income tax (expense) benefit							(80)
Profit (loss) from continuing operations							445

Earnings before interest and tax (“EBIT”) from continuing operations	570	402	135	197	52	(115)	1,241
Depreciation and amortization from continuing operations	86	205	257	59	66	1	674
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	656	607	392	256	118	(114)	1,915

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	656	607	392	256	118	(114)	1,915
Included in EBITDA:
Asset impairment charges, net of reversals	—	36	7	—	2	—	45
(Gain) loss on sale or disposal of businesses and non-current assets	—	11	(6)	—	6	1	12
Non-cash pension expense, net of settlement gain	—	—	—	—	—	58	58
Operational process engineering-related consultancy costs	3	12	—	—	—	—	15
Related party management fee	—	—	—	—	—	9	9
Restructuring costs, net of reversals	5	8	4	2	4	—	23
Other	(4)	3	—	—	1	1	1
Adjusted EBITDA from continuing operations	660	677	397	258	131	(45)	2,078
Segment assets (excluding intercompany balances)	4,122	4,743	4,430	1,163	1,147	813	16,418
Included in segment assets are:
Additions to property, plant and equipment	55	104	136	63	31	3	392
Additions to intangible assets	2	2	4	3	—	1	12
Segment liabilities (excluding intercompany balances)	596	881	814	386	255	12,069	15,001

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,790	3,254	2,223	1,467	912	—	10,646
Total inter-segment revenue	146	494	—	113	16	(769)	—
Total segment revenue	2,936	3,748	2,223	1,580	928	(769)	10,646
Gross profit	873	691	335	315	173	—	2,387
Expenses and other income	(307)	(333)	(202)	(88)	(108)	(177)	(1,215)
Earnings before interest and tax (“EBIT”) from continuing operations	566	358	133	227	65	(177)	1,172
Financial income							152
Financial expenses							(1,042)
Profit (loss) from continuing operations before income tax							282
Income tax (expense) benefit							(103)
Profit (loss) from continuing operations							179

Earnings before interest and tax (“EBIT”) from continuing operations	566	358	133	227	65	(177)	1,172
Depreciation and amortization from continuing operations	92	223	269	57	65	1	707
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	658	581	402	284	130	(176)	1,879

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	658	581	402	284	130	(176)	1,879
Included in EBITDA:
Asset impairment charges, net of reversals	—	28	11	—	6	—	45
Non-cash change in multi-employer pension plan withdrawal liability	—	(1)	—	(10)	—	—	(11)
Non-cash pension expense, net of settlement gain	—	—	—	—	—	124	124
Operational process engineering-related consultancy costs	—	21	—	—	—	—	21
Related party management fee	—	—	—	—	—	13	13
Restructuring costs, net of reversals	—	31	12	1	5	—	49
Unrealized (gain) loss on derivatives	(8)	(7)	—	(3)	(2)	—	(20)
Other	—	9	(4)	(2)	(1)	1	3
Adjusted EBITDA from continuing operations	650	662	421	270	138	(38)	2,103
Segment assets (excluding intercompany balances)	4,047	4,797	4,489	1,130	1,195	1,005	16,663
Included in segment assets are:
Additions to property, plant and equipment	43	85	109	73	28	2	340
Additions to intangible assets	1	—	2	1	—	—	4
Segment liabilities (excluding intercompany balances)	808	1,215	1,028	411	254	12,228	15,944

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2015
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,796	3,414	2,447	1,553	968	—	11,178
Total inter-segment revenue	173	544	—	100	14	(831)	—
Total segment revenue	2,969	3,958	2,447	1,653	982	(831)	11,178
Gross profit	743	620	364	310	164	(1)	2,200
Expenses and other income	(237)	(177)	(207)	(79)	(92)	(104)	(896)
Earnings before interest and tax (“EBIT”) from continuing operations	506	443	157	231	72	(105)	1,304
Financial income							7
Financial expenses							(1,551)
Profit (loss) from continuing operations before income tax							(240)
Income tax (expense) benefit							(58)
Profit (loss) from continuing operations							(298)

Earnings before interest and tax (“EBIT”) from continuing operations	506	443	157	231	72	(105)	1,304
Depreciation and amortization from continuing operations	96	211	282	57	68	—	714
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	602	654	439	288	140	(105)	2,018

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	For the year ended December 31, 2015
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	602	654	439	288	140	(105)	2,018
Included in EBITDA:
Asset impairment charges, net of reversals	—	6	7	—	4	—	17
Non-cash pension expense	—	—	—	—	—	65	65
Operational process engineering-related consultancy costs	—	18	—	—	—	—	18
Restructuring costs, net of reversals	—	1	1	—	7	—	9
Unrealized (gain) loss on derivatives	(21)	(77)	(1)	(3)	(4)	—	(106)
Other	—	—	(1)	(3)	—	2	(2)
Adjusted EBITDA from continuing operations	581	602	445	282	147	(38)	2,019

.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total external revenue
For the year ended December 31, 2017	8,962	632	449	319	152	10	10,524
For the year ended December 31, 2016	9,006	620	462	383	164	11	10,646
For the year ended December 31, 2015	9,376	686	480	423	196	17	11,178
Non-current assets
As of December 31, 2017	11,861	279	179	213	79	74	12,685
As of December 31, 2016	12,102	272	231	288	92	20	13,005

There was no revenue from external customers in New Zealand, where the Company is domiciled, for any years presented. There were $49 million in non-current assets in New Zealand as of December 31, 2017 (2016: none).

Information about major customers

The Group had revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue. The revenue attributable to this customer during the years ended December 31, 2017 and 2016 was $1,163 million and $1,104 million, respectively, and is reported in the Reynolds Consumer Products segment. The Group did not have revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue during the year ended December 31, 2015.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Foodservice packaging	3,729	3,748	3,958
Food and beverage plastic containers	1,487	1,541	1,704
Waste and storage products	1,157	1,166	1,205
Cooking products	1,071	1,060	1,060
Caps and closures	901	928	982
Carton packaging	774	809	835
Non-food plastic containers	660	682	743
Tableware	731	710	704
Liquid packaging board	453	414	443
Paper products	335	357	375
Inter-segment eliminations	(774)	(769)	(831)
Total revenue	10,524	10,646	11,178

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2017	2016	2015
Asset impairment charges, net of reversals	(45)	(45)	(17)
Gain (loss) on sale or disposal of businesses and non-current assets	(13)	(4)	3
Net foreign currency exchange gains (losses)	(3)	(10)	12
Related party management fee (refer to note 21)	(9)	(13)	—
Unrealized gain (loss) on derivatives (refer to note 20)	—	18	114
Other	11	9	(1)
Net other income (expenses)	(59)	(45)	111

7.    Discontinued operations and assets and liabilities held for sale

On March 13, 2015, the sale of the SIG segment to Onex Corporation was finalized. Net proceeds of $4,149 million were received, including the settlement of final closing adjustments. In November 2016, an additional amount of €150 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2015. In June 2017, an additional amount of €10 million was paid by Onex Corporation based on the financial performance of SIG during fiscal year 2016. All eligible earn-out proceeds have now been collected.

Based on the sale proceeds, the related book values of the net assets disposed of and the effect of the reclassification of foreign exchange, the pre-tax gain on sale of SIG was $2,903 million for the year ended December 31, 2015 as detailed below:

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

The results of SIG have been presented as discontinued operations for all years presented. The results and cash flows of the discontinued operations are detailed below:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Results of discontinued operations
Revenue	—	—	334
Expenses	—	—	(501)
Profit (loss) before income tax	—	—	(167)
Income tax expense	—	—	(6)
Profit (loss) from discontinued operations prior to gain on disposal	—	—	(173)
Gain (loss) on remeasurement or disposal	(1)	1	2,903
Tax expense on disposal	—	—	(52)
Gain (loss) on remeasurement or disposal, net of tax	(1)	1	2,851
Profit (loss) from discontinued operations	(1)	1	2,678

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	—	—	(10)
Net cash used in investing activities	—	—	(27)
Net cash used in financing activities	—	—	(6)
Net cash from (used in) discontinued operations	—	—	(43)

Assets held for sale, and liabilities directly associated with assets held for sale, as of December 31, 2017 include amounts associated with certain of Graham Packaging's and Closures' operations in Asia and Pactiv Foodservice's minor operations in Spain and the UK.

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,058 million for the year ended December 31, 2017 (2016: $2,122 million; 2015: $2,061 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits (including plans assumed), post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 17.

There were no personnel expenses recognized in discontinued operations in the statements of comprehensive income for the years ended December 31, 2017 and 2016 (2015: $68 million).

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2017	2016	2015
Interest income	3	5	3
Interest income on related party loans (refer to note 21)	2	—	4
Net gain in fair value of derivatives	29	134	—
Net foreign currency exchange gain	—	13	—
Financial income	34	152	7
Interest expense:
Securitization Facility	(13)	(9)	(8)
Credit Agreement	(146)	(119)	(110)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	—	(26)	(57)
7.875% Senior Secured Notes due 2019	—	(27)	(64)
5.750% Senior Secured Notes due 2020	(186)	(186)	(186)
6.875% Senior Secured Notes due 2021	(44)	(65)	(69)
Floating Rate Senior Secured Notes due 2021	(35)	(16)	—
5.125% Senior Secured Notes due 2023	(82)	(41)	—
8.500% Senior Notes due 2018	—	(28)	(63)
9.000% Senior Notes due 2019	—	(28)	(73)
9.875% Senior Notes due 2019	—	(83)	(147)
8.250% Senior Notes due 2021	(4)	(75)	(82)
7.000% Senior Notes due 2024	(56)	(29)	—
Related Party Notes:
Related Party 5.625% Senior Notes due 2016	—	(30)	(36)
Related Party 6.000% Senior Subordinated Notes due 2017	—	(17)	(35)
Pactiv Notes:
8.125% Debentures due 2017	(11)	(24)	(24)
6.400% Notes due 2018	(1)	(1)	(1)
7.950% Debentures due 2025	(22)	(22)	(22)
8.375% Debentures due 2027	(17)	(17)	(17)
Amortization of:
Transaction costs	(17)	(26)	(29)
Related Party Notes transaction costs	—	(2)	(4)
Fair value adjustment of acquired notes	1	2	2
Embedded derivatives	7	8	9
Net loss in fair value of derivatives	—	—	(198)
Net foreign currency exchange loss	(44)	—	(21)
Loss on extinguishment of debt(a)(b)(c)	(67)	(168)	(305)
Other	(13)	(13)	(11)
Financial expenses	(750)	(1,042)	(1,551)
Net financial expenses	(716)	(890)	(1,544)

(a)
The 2017 loss on extinguishment of debt included $56 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of the 8.250% Senior Notes, the Credit Agreement refinancing and the 2017 Securitization Facility refinancing as well as $11 million of redemption premiums related to the repurchase of the 8.250% Senior Notes and 5.750% Senior Secured Notes due 2020.

(b)
The 2016 loss on extinguishment of debt included $125 million of redemption premiums and tender fees related to the repurchase of certain senior secured notes, senior notes and related party notes using the proceeds from the issuance of the 5.125% Senior Secured Notes due 2023, the Floating Rate Senior Secured Notes due 2021 and the 7.000% Senior Notes due 2024, available cash and additional borrowings under the previous Securitization Facility. Also included is $43 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of these notes.

(c)
The 2015 loss on extinguishment of debt included $296 million related to the write-off of unamortized transaction costs, embedded derivatives, repayment premiums and transaction costs arising from the repayment of certain amounts of senior secured notes, senior notes and related party notes using the proceeds from the sale of SIG as well as the credit agreement amendment. Also included is the fair value adjustment on the 7.125% Senior Secured Notes due 2019 which included an $8 million redemption premium and $1 million of accelerated amortization of transaction costs.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Refer to note 16 for information on the Group's borrowings.

10.    Income tax

	For the year ended December 31,
(In $ million)	2017	2016	2015
Current tax (expense) benefit
Current year	(200)	(121)	(87)
Adjustments for prior years	2	(1)	—
	(198)	(122)	(87)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	100	16	23
Recognition of previously unrecognized tax losses and temporary differences	24	—	10
Adjustments for prior years	(6)	3	(4)
	118	19	29
Income tax (expense) benefit	(80)	(103)	(58)

In addition to the above amounts, the Group has recognized tax expense of $25 million directly in other comprehensive income for the year ended December 31, 2017 (2016: $45 million tax expense; 2015: $99 million tax expense).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2017	2016	2015
Profit (loss) from continuing operations before income tax	525	282	(240)
Income tax using the New Zealand tax rate of 28%	(147)	(79)	68
Effect of tax rates in foreign jurisdictions	(57)	(21)	(3)
Non-deductible expenses and permanent differences	(22)	(4)	(10)
Tax exempt income and income at a reduced tax rate	5	(3)	3
Currency translation (gain) loss	25	11	(14)
Domestic manufacturing deduction	13	13	—
Withholding tax	(10)	(5)	(4)
Deemed mandatory repatriation	(5)	—	—
Tax rate modifications	339	—	—
Write-off of previously recognized deferred tax assets	(228)	—	(31)
Recognition of deferred tax asset for previously unrecognized tax losses	24	—	8
Change in unrecognized tax losses and temporary differences	(21)	(15)	(66)
Tax on unremitted earnings	9	(1)	(7)
Over (under) provided in prior periods	(4)	2	(4)
Other	(1)	(1)	2
Total income tax (expense) benefit	(80)	(103)	(58)

10.2    Changes in U.S. federal tax legislation and provisionally determined amounts

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). In general, the Act (i) reduces the U.S. federal tax rate from a maximum of 35% to a flat rate of 21%, effective January 1, 2018; (ii) introduces amendments restricting the Group’s ability to utilize the benefit of previously disallowed interest expense; (iii) imposes a deemed mandatory repatriation tax on certain deferred foreign earnings of the Group while introducing a participation exemption tax system; and (iv) on a prospective basis, starting with the year ending December 31, 2018, changes the computation of the Group’s U.S. federal income tax, including the introduction of new components of income tax which may apply to the Group.
As of December 31, 2017, the Group has recognized provisional tax impacts based on reasonable estimates. The ultimate tax impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretation and assumptions made by the Group, additional regulatory guidance that may be issued and actions taken by the Group as a result of the Act. These reasonable estimates are incorporated in the (i) remeasurement of deferred taxes from a tax rate of 35% to 21%; (ii) evaluation of whether the existing deferred tax asset associated with carried forward interest deductions continues to exist after December 31, 2017; and (iii) quantification of the transition tax associated with the introduction of the participation exemption tax system.
As detailed in note 10.1, the reduction in the U.S. federal tax rate from 35% to 21% has resulted in a tax benefit of $339 million that is recognized in the income statement for the year ended December 31, 2017. The reduction in the U.S. federal tax rate from 35% to 21% has also resulted in a tax benefit of $42 million for the year ended December 31, 2017 that has been recognized directly in equity. Further adjustments to these amounts may be required as the interaction between the Act and U.S. state income tax legislation is finalized.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

As of December 31, 2016, the Group had recognized a deferred tax asset of $562 million in respect of the expected future benefit from carried forward interest deductions. The Group has provisionally determined that it is more likely than not that the benefit will continue to be available under the Act. However, as the Act introduces new restrictions on the ability to claim interest deductions, the Group has provisionally determined that the future benefit that is probable of recovery is significantly less than the previously recognized deferred tax asset. This has resulted in a provisionally determined tax expense of $228 million for the year ended December 31, 2017, which reflects the Group’s current interpretations as to how future adjusted taxable income will be computed, and the overall estimated impact of the Act on projections of taxable income.
As detailed in note 10.1, the Group has recognized tax expense of $5 million for the estimated liability arising from the deemed mandatory repatriation of earnings associated with the introduction of a participation exemption tax system. This estimated amount includes provisional interpretations as to how foreign earnings and profits should be measured on an interim basis.
10.3    Current tax assets and liabilities

Current tax assets of $14 million as of December 31, 2017 (2016: $21 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $39 million as of December 31, 2017 (2016: $42 million) represent the amount of income taxes payable with respect to current and prior years.

10.4    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2016	(33)	(583)	(1,763)	490	110	501	230	(1,048)
Recognized in profit or loss	(66)	26	46	47	(13)	61	(82)	19
Recognized in equity	—	—	—	(43)	—	—	(2)	(45)
Other	—	1	6	(2)	—	—	(5)	—
Balance as of December 31, 2016	(99)	(556)	(1,711)	492	97	562	141	(1,074)
Recognized in profit or loss	26	197	612	(214)	(12)	(450)	(41)	118
Recognized in equity	—	—	—	(20)	—	—	(5)	(25)
Other	—	(1)	(3)	—	—	—	3	(1)
Balance as of December 31, 2017	(73)	(360)	(1,102)	258	85	112	98	(982)

	As of December 31,
(In $ million)	2017	2016
Included in the statement of financial position as:
Deferred tax assets - non-current	32	8
Deferred tax liabilities - non-current	(1,014)	(1,082)
Total recognized net deferred tax liabilities	(982)	(1,074)

10.5    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2017, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $35 million.

10.6    Unrecognized deferred taxes

	As of December 31,
(In $ million)	2017	2016
Deductible (taxable) temporary differences	239	22
Tax losses	344	512
Total unrecognized deferred tax assets	583	534

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

11.    Trade and other receivables, net

	As of December 31,
(In $ million)	2017	2016
Trade receivables	1,067	976
Provision for impairment	(8)	(13)
Total trade receivables, net of provision for impairment	1,059	963
Related party receivables (refer to note 21)	8	55
Other receivables	69	72
Total current trade and other receivables, net	1,136	1,090
Related party receivables (refer to note 21)	65	—
Other receivables	23	22
Total non-current receivables	88	22

11.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2017	2016
Current	954	887
Past due 1 to 30 days	73	58
Past due 31 to 60 days	13	5
Past due 61 to 90 days	8	6
Past due more than 90 days	11	7
Balance at the end of the year	1,059	963

12.    Inventories

	As of December 31,
(In $ million)	2017	2016
Raw materials and consumables	391	331
Work in progress	161	163
Finished goods	717	654
Engineering and maintenance materials	116	115
Provision against inventories	(15)	(18)
Total inventories	1,370	1,245

During the year ended December 31, 2017, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $4.6 billion (2016: $4.6 billion; 2015: $5.3 billion).

During the year ended December 31, 2017, write-downs of inventories to net realizable value were $6 million (2016: $8 million; 2015: $12 million). Reversals of write-downs during 2017 were $3 million (2016: $2 million; 2015: $2 million). The inventory write-downs and reversals are included in cost of sales.

During the years ended December 31, 2017 and 2016, there were no raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income (2015: $0.2 billion).

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improvements	Plant and equipment	Capital work in progress	Finance leased assets	Total
As of December 31, 2017
Cost	170	903	4,931	300	28	6,332
Accumulated depreciation	—	(431)	(2,916)	—	(12)	(3,359)
Accumulated impairment losses	—	—	(50)	—	—	(50)
Carrying amount as of December 31, 2017	170	472	1,965	300	16	2,923
As of December 31, 2016
Cost	168	888	4,862	226	28	6,172
Accumulated depreciation	—	(390)	(2,712)	—	(10)	(3,112)
Accumulated impairment losses	—	—	(50)	—	—	(50)
Carrying amount as of December 31, 2016	168	498	2,100	226	18	3,010
Carrying amount as of January 1, 2017	168	498	2,100	226	18	3,010
Additions	—	2	—	390	—	392
Capitalization of borrowing costs	—	—	—	3	—	3
Disposals	—	—	(10)	—	—	(10)
Depreciation for the year	—	(50)	(367)	—	(2)	(419)
Impairment losses, net of reversals	—	—	(9)	(1)	—	(10)
Other transfers	(1)	18	235	(320)	—	(68)
Effect of movements in exchange rates	3	4	16	2	—	25
Carrying amount as of December 31, 2017	170	472	1,965	300	16	2,923
Carrying amount as of January 1, 2016	171	538	2,269	186	20	3,184
Additions	—	—	—	340	—	340
Capitalization of borrowing costs	—	—	—	3	—	3
Disposals	—	(3)	(3)	—	—	(6)
Depreciation for the year	—	(51)	(392)	—	(2)	(445)
Impairment losses, net of reversals	—	(5)	(38)	(1)	—	(44)
Other transfers	(1)	24	273	(300)	—	(4)
Effect of movements in exchange rates	(2)	(5)	(9)	(2)	—	(18)
Carrying amount as of December 31, 2016	168	498	2,100	226	18	3,010
Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Cost of sales	411	436	452
General and administration expenses	8	9	11
Total depreciation expense	419	445	463

During the year ended December 31, 2017, the Group incurred $10 million of impairment losses, net of reversals (2016: $44 million; 2015: $17 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 16 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2017
Cost	5,465	1,763	3,321	883	102	11,534
Accumulated amortization	—	(83)	(1,189)	(573)	(24)	(1,869)
Accumulated impairment losses	—	—	—	—	(6)	(6)
Carrying amount as of December 31, 2017	5,465	1,680	2,132	310	72	9,659
As of December 31, 2016
Cost	5,431	1,763	3,357	878	103	11,532
Accumulated amortization	—	(79)	(1,035)	(493)	(22)	(1,629)
Accumulated impairment losses	—	—	—	—	(1)	(1)
Carrying amount as of December 31, 2016	5,431	1,684	2,322	385	80	9,902
Carrying amount as of January 1, 2017	5,431	1,684	2,322	385	80	9,902
Additions	—	—	—	10	2	12
Disposals	(1)	—	—	(4)	—	(5)
Amortization for the year	—	(4)	(168)	(80)	(3)	(255)
Impairment losses	—	—	—	—	(5)	(5)
Transfers to assets held for sale	19	—	(42)	—	(2)	(25)
Other transfers	—	—	—	(1)	—	(1)
Effect of movements in exchange rates	16	—	20	—	—	36
Carrying amount as of December 31, 2017	5,465	1,680	2,132	310	72	9,659
Carrying amount as of January 1, 2016	5,447	1,689	2,512	463	81	10,192
Additions	—	—	—	2	2	4
Disposals	(5)	—	—	—	—	(5)
Amortization for the year	—	(5)	(174)	(80)	(3)	(262)
Impairment losses	(1)	—	(1)	—	—	(2)
Effect of movements in exchange rates	(10)	—	(15)	—	—	(25)
Carrying amount as of December 31, 2016	5,431	1,684	2,322	385	80	9,902

During the year ended December 31, 2017, goodwill disposed of is attributable to the disposal of certain Graham Packaging and Closures businesses.

During the year ended December 31, 2016, goodwill disposed of is attributable to the deconsolidation of a business that had a non-controlling interest.

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Cost of sales	42	41	42
General and administration expenses	213	221	209
Total amortization expense	255	262	251

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

14.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually (as of December 31) as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	As of December 31,
	2017			2016
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,697	526	59	1,689	526	63
Graham Packaging	1,412	251	—	1,410	251	—
Evergreen	67	34	—	67	34	—
Closures	376	—	—	352	—	—
Total	5,465	1,661	59	5,431	1,661	63

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the 2017 Adjusted EBITDA or forecasted 2018 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2018 Adjusted EBITDA has been prepared by segment management using certain key assumptions including selling prices, sales volumes and costs of raw materials. The forecasted 2018 Adjusted EBITDA is subject to final review by the Group's Chief Operating Decision Maker. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2017 ranged between 7.5x and 10x. Costs to sell were estimated to be 1%-1.5% of the fair value of each segment depending on the magnitude of the fair value.

In connection with the goodwill impairment test, the Group determined that Graham Packaging's goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 4% (2016: 5%). A change of approximately 2% in the forecasted EBITDA, forecasted cash flows, discount rate or the estimated earnings multiple for Graham Packaging could result in a goodwill impairment.

The estimated fair value less cost to sell of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 1% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 5%. The discount rate of 8.3% was based on market factors and costs to sell were estimated to be 1.5% of the fair value of each asset.

During the year ended December 31, 2017, there was $4 million of impairment of indefinite life intangible assets and no impairment of goodwill (2016: $2 million; 2015: none). It is reasonably possible that within the next 12 months, the Group could recognize goodwill or indefinite life intangible assets impairment charges in Graham Packaging if there are declines in profitability due to changes in sales volume, pricing, cost or the business environment. These changes could cause the Group to record impairment charges in future periods, which could be material.

15.    Trade and other payables

	As of December 31,
(In $ million)	2017	2016
Trade payables	646	660
Accrued interest	132	151
Related party payables (refer to note 21)	9	12
Other payables and accrued expenses	305	311
Total current trade and other payables	1,092	1,134
Non-current payables	45	40

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

16.    Borrowings

As of December 31, 2017, RGHL and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2017	2016
Securitization Facility	420	407
Credit Agreement	3,576	3,578
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,137	3,237
6.875% Senior Secured Notes due 2021	645	645
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
8.250% Senior Notes due 2021	—	345
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
8.125% Debentures due 2017	—	300
6.400% Notes due 2018	16	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other borrowings	20	24
Total principal amount of borrowings	11,440	12,178
Transaction costs	(77)	(136)
Embedded derivatives	32	40
Original issue discounts, net of premiums	(6)	(12)
Carrying value	11,389	12,070

Current borrowings	470	745
Non-current borrowings	10,919	11,325
Total borrowings	11,389	12,070

16.1        Securitization Facility

On March 22, 2017, RGHL and the Group entered into a new $600 million securitization facility (the “2017 Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The 2017 Securitization Facility matures on March 22, 2022. Consistent with the previous facility: (i) the amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables; (ii) the 2017 Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash; and (iii) the terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The 2017 Securitization Facility has an interest rate equal to one-month LIBOR with a 0% floor, plus a margin of 1.75% per annum. As of December 31, 2017, $420 million was drawn under the 2017 Securitization Facility.

16.2        Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated August 5, 2016 as amended (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

	Currency	Maturity date	Facility value (in million)	Value drawn or utilized as of December 31, 2017 (in million)	Applicable interest rate as of December 31, 2017
Term Tranches
U.S. Term Loans	$	February 5, 2023	3,315	3,282	LIBOR (floor of 0.000%) + 2.750%
European Term Loans	€	February 5, 2023	249	247	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	62	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

On February 7, 2017, RGHL and the Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. This resulted in a 0.25% per annum reduction in the margin applicable to the outstanding U.S. and European term loans to 3.000% per annum and 3.500% per annum, respectively, in each case with a step down based on achieving certain ratings, and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000% per annum.

Refer to note 9 for the loss recognized on the extinguishment of borrowings as a result of the write-off of unamortized debt issuance costs.
On September 29, 2017, the interest rate margin applicable to the outstanding U.S. and European term loans was reduced by 0.25% per annum to 2.750% per annum and 3.250% per annum, respectively, due to certain upgrades in RGHL’s credit rating.

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

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the amount of term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2017 or are due in 2018 for the year ended December 31, 2017.

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

The Credit Agreement also contains a total secured leverage ratio covenant not to exceed 5.00 to 1.00 on a pro forma basis. This covenant applies if the aggregate revolving credit exposure (excluding any exposure in respect of undrawn letters of credit) as of the last day of a fiscal quarter exceeds 35% of the total commitments under the revolving credit facility on such day.

16.3        Reynolds Notes

The Group's borrowings as of December 31, 2017 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (New Zealand) Limited (together, the "Reynolds Notes Issuers") are summarized below:

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

On February 15, 2017, the Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.

On December 15, 2017, the Group repaid $100 million aggregate principal amount of 5.750% Senior Secured Notes due 2020 at a redemption price of 101.438%, plus accrued and unpaid interest.

During the year ended December 31, 2016, the Group repaid an aggregate principal amount of $1,568 million of Reynolds Senior Secured Notes and $3,214 million of Reynolds Senior Notes.

Refer to note 9 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Refer to note 26 for details regarding changes to certain of the Reynolds Notes subsequent to December 31, 2017.

Assets pledged as security for borrowings

The shares in the Company have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company and certain subsidiaries of the Company have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

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

In October 2016, the Group repurchased the remaining $642 million of the 5.625% Related Party Notes due 2016 at a redemption price of 100% of the principal thereof, plus accrued and unpaid interest.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

16.5    Pactiv Notes

As of December 31, 2017, the Group had outstanding the following notes and debentures (together, the “Pactiv Notes”) issued by Pactiv LLC:

	Maturity date	Semi-annual interest payment dates
6.400% Notes due 2018	January 15, 2018	January 15 and July 15
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

On June 15, 2017, the Group repaid upon maturity all of the $300 million aggregate principal amount outstanding of 8.125% Debentures due 2017.

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

16.6     Other borrowings

As of December 31, 2017, in addition to the 2017 Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2017, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2017 included finance lease obligations of $20 million (2016: $23 million).

16.7     Reconciliation of liabilities arising from financing activities

(In $ million)	Principal borrowings	Transaction costs	Total
Carrying amount as of January 1, 2017	12,179	(108)	12,071
Cash flows	(773)	—	(773)
Capitalization of borrowing costs	—	(10)	(10)
Effects of movements in exchange rates	34	—	34
Other	—	67	67
Carrying amount as of December 31, 2017	11,440	(51)	11,389

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

17.    Employee benefits

17.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2017	2016
Salaries and wages accrued	149	185
Provision for annual leave	40	37
Provision for other employee benefits	53	40
Provision for exit from multi-employer pension plans	70	73
Defined benefit obligations:
Pension benefits	840	970
Post-employment medical benefits	106	105
Total employee benefits liabilities	1,258	1,410
Current	213	248
Non-current	1,045	1,162
Total employee benefits liabilities	1,258	1,410

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
The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers certain of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 96% (2016: 91%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2017, the Pactiv Retirement Plan was underfunded by $764 million.

On November 8, 2016, the Group entered into an agreement with the U.S. Pension Benefit Guaranty Corporation (the “PBGC”) whereby the PBGC agreed not to assert a termination liability against the Group in relation to three defined benefit pension plans of UCI Holdings Limited (the “UCI Pension Plans”) in return for Pactiv LLC, a member of the Group, becoming the sponsor of the UCI Pension Plans. UCI Holdings Limited was a former member of the Group's "controlled group," as defined by the PBGC. This agreement became effective on December 30, 2016, resulting in the recognition of a net liability of $65 million, comprising plan assets of $213 million and actuarially determined plan liabilities of $278 million. On December 1, 2017, the UCI Pension Plans were merged into the Pactiv Retirement Plan.

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. The Group expects to make contributions to the Pactiv Retirement Plan of $49 million in 2018. Expected contributions during the year ending December 31, 2018 for all other defined benefit plans are estimated to be up to $9 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2017	2016	2017	2016	2017	2016
Balance as of January 1	5,076	4,899	(4,091)	(3,932)	985	967
Included in profit or loss:
Current service cost	9	10	—	—	9	10
Interest cost (income)	198	206	(160)	(165)	38	41
Administrative expenses	—	—	35	32	35	32
Settlement (gain)	(7)	(7)	—	—	(7)	(7)
Assumption of UCI pension plans	—	278	—	(213)	—	65
Total expense (income) recognized in profit or loss	200	487	(125)	(346)	75	141
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(10)	(91)	—	—	(10)	(91)
Financial assumptions	265	138	—	—	265	138
Return on plan assets, excluding interest income	—	—	(429)	(160)	(429)	(160)
Total remeasurement (gains) losses	255	47	(429)	(160)	(174)	(113)
Other movements:
Contributions by the Group	—	—	(33)	(7)	(33)	(7)
Benefits paid by the plans	(691)	(352)	691	352	—	—
Business disposals	(15)	—	—	—	(15)	—
Effect of movements in exchange rates	5	(5)	(3)	2	2	(3)
Total other movements	(701)	(357)	655	347	(46)	(10)
Balance as of December 31	4,830	5,076	(3,990)	(4,091)	840	985

Comprised of:
Pactiv Retirement Plan	4,646	4,616	(3,882)	(3,784)	764	832
Other plans	184	445	(108)	(307)	76	138
	4,830	5,061	(3,990)	(4,091)	840	970
Plans associated with assets held for sale	—	15	—	—	—	15
Balance as of December 31	4,830	5,076	(3,990)	(4,091)	840	985

Comprised of:
Funded plans					796	925
Plans associated with assets held for sale					—	15
Unfunded plans					44	45
Total net pension benefits liability					840	985

Included in the statements of financial position as:
Employee benefits liabilities					840	970
Liabilities directly associated with assets held for sale					—	15
Total net pension benefits liability					840	985

The Group's pension plans had a weighted average duration of 10 years (2016: 10 years).

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

For the year ended December 31, 2015, the Group recognized remeasurement gains of $253 million directly in other comprehensive income. The gains were comprised of $95 million of gains from changes in demographic assumptions and $190 million of gains from changes in financial assumptions, partially offset by $32 million from losses on plan assets, excluding interest.

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Cost of sales	14	14	15
General and administration expenses	61	127	69
Total plan net expense from continuing operations	75	141	84
Discontinued operations	—	—	2
Total plan net expense	75	141	86

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2015 was comprised of current service cost of $14 million, administrative expense of $27 million and interest expense of $206 million, partially offset by interest income of $161 million.

During the year ended December 31, 2017, the plan net expense of the Pactiv Retirement Plan was $72 million (2016: $63 million; 2015: $65 million).

In September 2017, the Group recorded a $5 million pension settlement charge in general and administration expenses in connection with the purchase of a group annuity contract from an insurance company to settle $308 million of the outstanding pension benefit obligations under the Pactiv Retirement Plan. The insurance company assumed the obligation to pay future pension benefits and provide administrative services for approximately 13,600 retirees and surviving beneficiaries who are currently receiving payments from this plan. The purchase was funded directly by plan assets.

In October and November 2017, the UCI Pension Plans settled retirement benefits with certain vested members through a voluntary lump-sum buyout of their benefits, resulting in the payment of $60 million to those who elected to receive the buyout and a settlement gain of $12 million which is included in the pension plan expense for 2017.

During the year ended December 31, 2016, the Pactiv Retirement Plan settled retirement benefits with certain vested members through a voluntary lump-sum buyout of their benefits, resulting in the payment of $43 million from plan assets to those who elected to receive the buyout and a settlement gain of $7 million which is included in the plan expense for 2016.

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2017	2016
Equity instruments	2,802	2,818
Debt instruments	616	649
Property	403	447
Other	169	177
Total plan assets	3,990	4,091

Approximately 97% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) $2,742 million of exposure to equity markets, which includes exposure to $2,225 million of U.S. equities held through a combination of listed equities and equity index funds, and exposure to approximately $517 million of non-U.S. equities held through listed equities and unlisted index funds; (ii) $597 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds; and (iii) $395 million of exposure to property held through unlisted commingled funds.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of both December 31, 2017 and 2016, $27 million in cash, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Actuarial assumptions — all plans

For the year ended December 31,
	2017	2016	2015
Discount rates at December 31	0.6% - 8.0%	0.6% - 8.0%	0.8% - 7.3%
Future salary increases	0.0% - 7.0%	0.0% - 7.0%	0.0% - 7.0%
Future pension increases	0.0% - 3.7%	0.0% - 3.7%	0.0% - 4.0%

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2017 and 2016 was 3.6% and 4.1%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2017 for 2017 and projection scale MP-2016 for 2016.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on the net plan expense	7	5
Effect on the defined benefit obligation	246	271

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

17.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 7.2% for the year ended December 31, 2017, 7.0% for the year ended December 31, 2016 and 8.0% for the year ended December 31, 2015.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2017 for 2017 and projection scale MP-2016 for 2016.

The Group expects to contribute $6 million to the post-employment medical benefit plans during the annual period ending December 31, 2018.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2017	2016
Liability for post-employment medical obligations as of the beginning of the year	105	111
Included in profit or loss:
Current service cost	1	1
Interest cost	4	4
Total expense recognized in profit or loss	5	5
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(6)	(7)
Actuarial (gains) losses from changes in financial assumptions	8	2
Total remeasurement (gains) losses	2	(5)
Other movements:
Benefits paid by the plans	(6)	(6)
Total other movements	(6)	(6)
Liability for post-employment medical obligations as of the end of the year	106	105

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

For the year ended December 31, 2015, the Group recognized benefit plan expense of $7 million related to post-employment medical obligations. The benefit plan expense was comprised of $2 million of current service cost and $5 million of interest cost.

For the year ended December 31, 2015, the Group recognized a remeasurement gain of $13 million directly in other comprehensive income. The gain was comprised of $11 million from changes in demographic assumptions and $2 million from changes in financial assumptions.

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	2	2

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one-half percentage point change in discount rates would have the following effects:

(In $ million)	Increase	Decrease
Effect on plan expense	—	—
Effect on the post-employment medical obligations	6	6

17.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2017, the Group recorded expense of $66 million (2016: $62 million; 2015: $62 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

17.5    Multi-employer plans

The Group also makes contributions, for some current and former employees, to union administered multi-employer pension plans based on negotiated labor contracts. While these plans provide for defined benefits, as a result of insufficient information the Group accounts for its participation in these plans as defined contribution plans. Specifically, the plans do not maintain IFRS accounting records and there is insufficient information to allocate amounts among employer participants. The Group, with union approval, has elected over the last several years to withdraw from virtually all of these multi-employer plans. Withdrawal creates a withdrawal liability obligation based upon guidelines outlined in the specific multi-employer plan.
The most significant of the multi-employer pension plans in which the Group participated was the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participated. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. In December 2016, the Group and PIUMPF formally agreed and signed a Settlement Agreement and Release, which settles all prior matters relating to the pension withdrawal liability. The Group and PIUMPF agreed to a settlement of $88 million, which was less than the previously-notified funding obligation, to be paid over 20 years reduced by amounts previously paid in 2015 and 2014. As a result, the Group has a liability of $61 million as of December 31, 2017 ($63 million as of December 31, 2016) for the present value of such future payments. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 13, 2018, the Group has not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of the Group’s required payments could increase and the increase could be material.
The Group has a withdrawal liability of $9 million for its withdrawal from the other multi-employer plans.
For all of its multi-employer pension plans, the Group expects to make payments of approximately $4 million annually over the next 18 years.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

18.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Balance as of December 31, 2016	39	30	47	24	140
Provisions made	3	19	9	6	37
Provisions used	(1)	(27)	(14)	(8)	(50)
Provisions reversed	—	(4)	—	(1)	(5)
Other	3	1	—	2	6
Balance as of December 31, 2017	44	19	42	23	128
Current	2	13	13	11	39
Non-current	42	6	29	12	89
Total provisions as of December 31, 2017	44	19	42	23	128
Current	1	24	29	11	65
Non-current	38	6	18	13	75
Total provisions as of December 31, 2016	39	30	47	24	140

Other provisions

Other provisions as of December 31, 2017 included $7 million of environmental remediation programs (2016: $7 million).

19.    Equity

19.1    Share capital

The reported share capital balance as of December 31, 2017 is that of the Company.

Further information regarding the Company's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2017	2016	2015
Balance at the beginning of the year	382,995	382,995	425,550
Repurchase of shares	—	—	(42,555)
Balance at the end of the year	382,995	382,995	382,995

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

The following table provides the detail of outstanding foreign currency derivative contracts as of December 31, 2017:

Type	Contract type	Currency	Contracted volume	Counter-currency	Contracted conversion range	Contracted date of maturity
Currency forwards	Sell	CA$	13,000,000		$1.2548 - 1.2925	Jan 2018 - May 2018

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2017, the Group recognized an unrealized loss of $1 million (2016: unrealized loss of $4 million; 2015: unrealized gain of $2 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2017, the Group recognized a realized loss of $1 million (2016: realized loss of $6 million; 2015: realized gain of $14 million) as a component of net other income (expenses) in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the foreign currency derivative contracts, applied as of December 31, 2017, would have resulted in no change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

The Group is also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of its entities with different functional currencies.

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2017
Fixed rate instruments
Borrowings	(6,694)	(19)	(3,141)	(650)	(2,884)
Total fixed rate instruments	(6,694)	(19)	(3,141)	(650)	(2,884)
Floating rate instruments
Cash and cash equivalents	617	617	—	—	—
Related party receivables	65	65	—	—	—
Borrowings	(4,746)	(4,746)	—	—	—
Total floating rate instruments	(4,064)	(4,064)	—	—	—
Total	(10,758)	(4,083)	(3,141)	(650)	(2,884)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2016
Fixed rate instruments
Borrowings	(7,443)	(303)	(21)	(4,232)	(2,887)
Total fixed rate instruments	(7,443)	(303)	(21)	(4,232)	(2,887)
Floating rate instruments
Cash and cash equivalents	932	932	—	—	—
Related party receivables	45	45	—	—	—
Borrowings	(4,735)	(4,735)	—	—	—
Total floating rate instruments	(3,758)	(3,758)	—	—	—
Total	(11,201)	(4,061)	(21)	(4,232)	(2,887)

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

The underlying rate for the Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2017, the three-month Dollar LIBO Rate was 1.36%. In July 2016, the Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for the Credit Agreement are the one-month LIBOR and EURIBOR, which as of December 31, 2017 were 1.57% and (0.37)%, respectively. Based on the Group's outstanding debt commitments as of December 31, 2017, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $33 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under the Credit Agreement. A 100 basis point decrease in interest rates would result in a $33 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under the Credit Agreement.

The underlying rate for the 2017 Securitization Facility is the one-month LIBOR. As of December 31, 2017, the applicable one-month LIBOR was 1.50%. Based on the Group's outstanding debt commitments under the 2017 Securitization Facility as of December 31, 2017, a one-

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

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

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2017:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	18,501	$1,563 - $2,308	Jan 2018 - Jan 2019
Aluminum Midwest Premium swaps	pound	1,859,987	$0.08 - $0.10	Jan 2018 - Dec 2018
Natural gas swaps	million BTU	6,203,778	$2.82 - $3.34	Feb 2018 - Dec 2018
Ethylene swaps	pound	3,353,654	$0.35 - $0.35	Jan 2018 - May 2018
Polymer-grade propylene swaps	pound	24,069,527	$0.41 - $0.50	Jan 2018 - Jun 2018
Benzene swaps	U.S. liquid gallon	10,991,038	$2.58 - $3.25	Feb 2018 - Sep 2018
Diesel swaps	U.S. liquid gallon	4,033,447	$2.46 - $2.88	Jan 2018 - Dec 2018
Low-density polyethylene swaps	pound	6,000,000	$0.81 - $0.82	Jan 2018 - Jun 2018

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2017, the Group recognized an unrealized gain of $1 million (2016: unrealized gain of $22 million; 2015: unrealized gain of $112 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2017, the Group recognized a realized gain of $20 million (2016: realized loss of $17 million; 2015: realized loss of $182 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2017, would have resulted in a $1 million change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

20.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12-month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2017, the Group had $617 million of cash and cash equivalents on hand.

The Group's cash flows from operations and existing cash, together with other available external financing sources, will be adequate to meet the Group's liquidity needs for the next year. It also has credit lines in place to cover potential shortfalls. As of December 31, 2017, the Group had undrawn lines of credit under the revolving facilities of the Credit Agreement totaling $240 million and undrawn availability under the 2017 Securitization Facility. In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2017
Non-derivative financial liabilities
Trade and other payables	(1,092)	(960)	(960)	—	—	—
Borrowings, including interest	(11,389)	(14,253)	(1,069)	(4,394)	(2,172)	(6,618)
	(12,481)	(15,213)	(2,029)	(4,394)	(2,172)	(6,618)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	5	7	7	—	—	—
Outflows	—	(2)	(2)	—	—	—
	5	5	5	—	—	—
Total	(12,476)	(15,208)	(2,024)	(4,394)	(2,172)	(6,618)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2016
Non-derivative financial liabilities
Trade and other payables	(1,134)	(983)	(983)	—	—	—
Borrowings, including interest	(12,070)	(15,729)	(1,391)	(1,335)	(6,056)	(6,947)
	(13,204)	(16,712)	(2,374)	(1,335)	(6,056)	(6,947)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	5	7	7	—	—	—
Outflows	—	(2)	(2)	—	—	—
	5	5	5	—	—	—
Total	(13,199)	(16,707)	(2,369)	(1,335)	(6,056)	(6,947)

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

20.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2017
Assets
Cash and cash equivalents	—	617	—	617	617
Current and non-current receivables	—	1,224	—	1,224	1,224
Derivative financial assets:
Commodity derivatives	7	—	—	7	7
Interest rate swap derivatives	26	—	—	26	26
Embedded derivatives	259	—	—	259	259
Total assets	292	1,841	—	2,133	2,133
Liabilities
Trade and other payables	—	—	(1,092)	(1,092)	(1,092)
Non-current payables	—	—	(45)	(45)	(45)
Derivative financial liabilities:
Commodity derivatives	(2)	—	—	(2)	(2)
Borrowings	—	—	(11,389)	(11,389)	(11,696)
Total liabilities	(2)	—	(12,526)	(12,528)	(12,835)

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2016
Assets
Cash and cash equivalents	—	932	—	932	932
Current and non-current receivables	—	1,112	—	1,112	1,112
Derivative financial assets:
Commodity derivatives	6	—	—	6	6
Foreign currency derivatives	1	—	—	1	1
Interest rate swap derivatives	24	—	—	24	24
Embedded derivatives	233	—	—	233	233
Total assets	264	2,044	—	2,308	2,308
Liabilities
Trade and other payables	—	—	(1,134)	(1,134)	(1,134)
Non-current payables	—	—	(40)	(40)	(40)
Derivative financial liabilities:
Commodity derivatives	(2)	—	—	(2)	(2)
Interest rate swap derivatives	(1)	—	—	(1)	(1)
Borrowings	—	—	(12,070)	(12,070)	(12,454)
Total liabilities	(3)	—	(13,244)	(13,247)	(13,631)

The methods used in determining fair values of financial instruments are disclosed in note 3.3 and note 3.4.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2017
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	5	—	5
Interest rate swap derivatives, net	—	26	—	26
Embedded derivatives	—	259	—	259
Total	—	290	—	290

As of December 31, 2016
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	4	—	4
Foreign currency derivatives, net	—	1	—	1
Interest rate swap derivatives, net	—	23	—	23
Embedded derivatives	—	233	—	233
Total	—	261	—	261

There were no transfers between any levels during the years ended December 31, 2017 and 2016. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

21.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is RGHL, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2017	2016	2015
Short-term employee benefits	15	17	11
Long-term employee benefits	3	4	—
Total compensation expense to key management personnel	18	21	11

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2017, 2016 and 2015.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2017	2016	2015	2017	2016
Balances and transactions with immediate and ultimate parent entities
Included in trade and other receivables, net				—	45
Loans advanced(a)	—	45	—
Interest income	—	—	—
Included in related party and other non-current receivables				65	—
Loans advanced(b)	18	—	—
Interest income(a)	2	—	4
Included in trade and other payables				(9)	(13)
Management fee(c)	(9)	(13)	—
Tax loss transfer	—	(16)	—
Balances and transactions with joint ventures
Included in trade and other receivables, net				8	9
Sale of goods and services(d)(e)	22	24	52
Balances and transactions with Rank Group Limited
Included in trade and other payables				—	—
Recharges(f)	(1)	—	(12)
Balances and transactions with Rank Group North America, Inc.
Included in trade and other receivables, net				—	—
Recharges	1	4	5
Included in trade and other payables				—	—
Recharges(f)	(16)	(15)	(15)
Balances and transaction with Beverage Packaging Holdings (Luxembourg) II S.A. ("BP II")
Included in trade and other payables				—	—
Recharges	—	(3)	—
Included in borrowings				—	—
Interest expense(g)	—	(47)	(71)
Balances and transactions with other related parties
Included in trade and other receivables, net				—	1
Sale of goods	—	—	1
Recharges	5	3	1

(a)
On November 17, 2016, the Group lent $30 million to RGHL, and on December 22, 2016, the Group lent $15 million to RGHL. These loans accrue interest at a rate of 3.25% plus one-month Dollar LIBOR. The loans are repayable on such date as agreed by the borrower and lender. During the year ended December 31, 2017, interest on these loans was charged at 4.02% to 4.63% (2016: 3.78% to 3.88%).

(b)
In August 2017, the Group lent $18 million to RGHL. The loan accrues interest at a rate of 3.00% plus one-month Dollar LIBOR. The loan is repayable on April 30, 2020. During the year ended December 31, 2017, interest was charged at 3.98% to 4.38%

(c)
In 2016, the Group entered into a service agreement with RGHL for management, consulting, monitoring and advisory services. The agreement has an automatic annual renewal, unless either party provides notice 30 days prior to expiry. Services are charged based on costs incurred plus a mark-up.

(d)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(e)	Includes related party transactions entered into by SIG before its sale in March 2015.

(f)
Represents certain costs paid by Rank Group Limited or Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These charges are for various costs incurred including services provided, financing and other activities. All amounts are unsecured, non-interest bearing and settled on normal trade terms.

(g)	Refer to note 16 for further details on the Group's borrowings with BP II.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

22.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2017	2016	2017

Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.R.L.	Dec-31	Argentina	100	100	100
Lido Plast San Luis S.A. (a)	Dec-31	Argentina	—	100	—
Gulf Closures W.L.L.(b)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.	Dec-31	Brazil	100	100	100
Resin Rio Comercio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited	Dec-31	China	100	100	100
Closure Systems International (Wuhan) Limited (a)	Dec-31	China	—	100	—
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.	Dec-31	China	100	100	100
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Taizhou) Co., Ltd. (c)	Dec-31	China	100	—	100
Graham Packaging Trading (Shanghai) Co., Ltd. (a)	Dec-31	China	—	100	—
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Techne Machineries Foshan Ltd (in liquidation) (d)	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador, S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company Oy	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Omni-Pac Ekco GmbH Verpackungsmittel (e)	Dec-31	Germany	—	100	—
Omni-Pac GmbH Verpackungsmittel (e)	Dec-31	Germany	—	100	—
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv-Omni Germany Holdings GmbH	Dec-31	Germany	100	100	100
Closure Systems International (Hong Kong) Limited	Dec-31	Hong Kong	100	100	100
Graham Packaging Asia Limited	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited	Dec-31	Hong Kong	100	100	100

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited	Mar-31	India	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Graham Packaging Company Italia S.r.l. (e)	Dec-31	Italy	—	100	—
Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Graham Packaging Japan Godo Kaisha (a)	Dec-31	Japan	—	100	—
Closure Systems International (Korea), Ltd.	Dec-31	Korea	100	100	100
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
Beverage Packaging Factoring (Luxembourg) S.à r.l. (f)	Dec-31	Luxembourg	—	100	—
Beverage Packaging Holdings (Luxembourg) IV S.à r.l. (f)	Dec-31	Luxembourg	—	100	—
Beverage Packaging Holdings (Luxembourg) VI S.à r.l. (a)	Dec-31	Luxembourg	—	100	—
Evergreen Packaging (Luxembourg) S.à r.l. (a)	Dec-31	Luxembourg	—	100	—
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovación y Asesoría en Plástico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closure Systems International Nepal Private Limited	Jul-16	Nepal	100	100	100
Graham Packaging Company B.V. (e)	Dec-31	Netherlands	—	100	—
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Factoring Trust (c) (g)	Dec-31	New Zealand	—	—	—
Beverage Packaging Holdings III Limited (h) (i)	Dec-31	New Zealand	100	100	100
Beverage Packaging Holdings V Limited (h) (j)	Dec-31	New Zealand	100	100	100
Closure Systems International Limited (k) (l)	Dec-31	New Zealand	100	100	100
Evergreen Packaging International Limited (k) (m)	Dec-31	New Zealand	100	100	100
Reynolds Group Issuer (New Zealand) Limited (h) (n)	Dec-31	New Zealand	100	100	100
Reynolds Packaging International Limited (k) (o)	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.	Dec-31	Philippines	100	100	100
Graham Packaging Poland Sp. z o.o.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company (in liquidation) (d)	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.U.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Plastpak Plastik Ambalaj Sanayi Limited Sirketi (e)	Dec-31	Turkey	—	100	—
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited	Dec-31	United Kingdom	100	100	100
Ivex Holdings, Ltd.	Dec-31	United Kingdom	100	100	100
Ivex Plastics Limited (p)	Dec-31	United Kingdom	100	100	100
Kama Europe Limited	Dec-31	United Kingdom	100	100	100
Pactiv (Films) Limited (q)	Dec-31	United Kingdom	100	—	100
Baker's Choice Products, Inc.	Dec-31	U.S.A.	100	100	100
BCP/Graham Holdings L.L.C.	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding Corp.	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products Inc.	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(b)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging Inc.	Dec-31	U.S.A.	100	100	100
GEC Packaging Technologies LLC	Dec 31	U.S.A.	100	100	100
GPC Holdings LLC (f)	Dec-31	U.S.A.	—	100	—
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
GPC US LLC (c)	Dec-31	U.S.A.	100	—	100
Graham Packaging Acquisition Corp. (f)	Dec-31	U.S.A.	—	100	—
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products LLC (r)	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics Inc.	Dec-31	U.S.A.	100	100	100
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100
Alusud Venezuela S.A. (a)	Dec-31	Venezuela	—	100	—

(a)	Voluntarily liquidated/deregistered/dissolved during the year.

(b)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(c)	Incorporated during the year.

(d)	In voluntary liquidation.

(e)	Sold during the year.

(f)	Merged during the year with another entity in the Group.

(g)	Included as a group entity on the basis that the Company is the manager and beneficiary of this entity.

(h)	Jurisdiction changed during the year from Luxembourg.

(i)	Name changed during the year from Beverage Packaging Holdings (Luxembourg) III S.à r.l.

(j)	Name changed during the year from Beverage Packaging Holdings (Luxembourg) V S.A.

(k)	Jurisdiction changed during the year from Netherlands.

(l)	Name changed during the year from Closure Systems International B.V.

(m)	Name changed during the year from Evergreen Packaging International B.V.

(n)	Name changed during the year from Reynolds Group Issuer (Luxembourg) S.A.

(o)	Name changed during the year from Reynolds Packaging International B.V.

(p)	Name changed during the year from Closure Systems International (UK) Limited.

(q)	Company restored to the UK Register of Companies during the year.

(r)	Name changed during the year from Graham Packaging Plastic Products Inc.

23.    Operating leases

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2017	2016
Less than one year	110	103
Between 1 and 5 years	244	239
More than 5 years	63	76
Total	417	418

During the year ended December 31, 2017, $133 million of operating lease expense was recognized in continuing operations in the statement of comprehensive income as a component of profit or loss (2016: $114 million; 2015: $124 million).

24.    Capital commitments

As of December 31, 2017, the Group had entered into contracts to incur capital expenditures of $155 million (2016: $95 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

25.    Contingencies

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 16 for additional information).

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2017, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2017, the Group is not aware of any material claims under these agreements

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2017

that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

26.    Subsequent events

On January 16, 2018, RGHL and the Group issued a notice of redemption for $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 to be repaid on February 15, 2018 at a redemption price of 101.146% plus accrued and unpaid interest.

Other than as disclosed herein, there have been no events subsequent to December 31, 2017 which would require accrual or disclosure in these consolidated financial statements.