Form 20-F
period 2018-12-31
Reynolds Group Holdings Ltd
filed 2019-02-14
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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

Reynolds Group Holdings Limited
(Registrant)

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
February 13, 2019

ANNUAL REPORT
For the fiscal year ended December 31, 2018

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

•the 5.750% Senior Secured Notes due 2020; and

•the 6.875% Senior Secured Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•the Floating Rate Senior Secured Notes due 2021;

•the 5.125% Senior Secured Notes due 2023;

•the 7.000% Senior Notes due 2024; and

•the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027 (collectively, the "Pactiv Notes").

The senior secured notes are referred to as the "Reynolds Senior Secured Notes." The senior notes are referred to as the "Reynolds Senior Notes." The Reynolds Senior Secured Notes and the Reynolds Senior Notes are collectively referred to as the "Reynolds Notes."

The indentures governing these notes, as well as our Credit Agreement, are described more fully in this annual report.

Non-GAAP Financial Measures

In this annual report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America (“U.S. GAAP"), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our financial statements prepared in accordance with IFRS included in this annual report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Forward-Looking Statements

This annual report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate," "plan," “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to future costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•	risks related to strategic transactions, including completed and future acquisitions or dispositions;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cybersecurity breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.

The risks described above and the risks disclosed in or referred to in this annual report are not exhaustive. Other sections of this annual report, including in "Item 3. Key Information - Risk Factors," describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this annual report.

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

The table below summarizes the selected financial information and audited consolidated financial statements that are presented herein, prepared in accordance with IFRS as issued by the IASB:

	Year Ended December 31,
	2018	2017	2016	2015	2014
RGHL Group	Consolidated financial statements as of and for the year ended December 31, 2018	Consolidated financial statements as of and for the year ended December 31, 2017	Consolidated financial statements for the year ended December 31, 2016 and selected financial information as of December 31, 2016	Selected financial information as of and for the year ended December 31, 2015	Selected financial information as of and for the year ended December 31, 2014
BP I Group(1)	Consolidated financial statements as of and for the year ended December 31, 2018	Consolidated financial statements as of and for the year ended December 31, 2017	Consolidated financial statements for the year ended December 31, 2016	N/A	N/A

(1)
Included in this annual report pursuant to Rule 3-16 of Regulation S-X because the book value of the capital stock of Beverage Packaging Holdings I Limited ("BP I") constitutes a substantial portion of the collateral that secures the Reynolds Notes.

Selected Historical Financial Data

RGHL Group

The selected historical consolidated financial data of the RGHL Group as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been derived from the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. The selected historical consolidated financial information of the RGHL Group as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from the RGHL Group's audited consolidated financial statements, as adjusted for certain items in accordance with IFRS, which are not included in this annual report.

The following information should be read in conjunction with the RGHL Group's audited consolidated financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “ — Risk Factors.”

(In $ million)	2018	2017	2016	2015	2014(1)
Income Statement Data
Revenue	10,660	10,524	10,646	11,178	11,666
Gross profit	2,094	2,322	2,387	2,200	2,016
Profit from operating activities	854	1,222	1,145	1,246	974
Net financial expenses	(819)	(701)	(873)	(1,540)	(1,449)
Profit (loss) from continuing operations before income tax	35	521	272	(294)	(475)
Income tax (expense) benefit	(40)	(81)	(105)	(60)	70
Profit (loss) from continuing operations	(5)	440	167	(354)	(405)
Profit (loss) from discontinued operations, net of income tax	—	(1)	(6)	2,672	105
Profit (loss) for the year	(5)	439	161	2,318	(300)
Balance Sheet Data
Cash and cash equivalents	783	617	932	1,977	1,588
Trade and other receivables, net	1,121	1,136	1,051	1,095	1,176
Inventories	1,411	1,370	1,245	1,262	1,453
Assets held for sale	5	144	26	1	2,767
Property, plant and equipment	3,021	2,923	3,010	3,184	3,412
Intangible assets	9,222	9,659	9,902	10,192	10,499
Total assets	16,178	16,682	16,954	18,491	21,750
Trade and other payables — current	1,163	1,116	1,182	1,205	1,396
Liabilities directly associated with assets held for sale	—	34	23	—	739
Borrowings — current	455	470	746	977	478
Borrowings — non-current	10,580	10,919	11,325	12,785	17,380
Total liabilities	14,552	15,030	15,997	17,694	22,875
Net assets (liabilities)	1,626	1,652	957	797	(1,125)
Other Data
Cash provided from (used in):
Operating activities	950	840	876	654	881
Investing activities	(440)	(359)	(157)	3,820	(548)
Financing activities	(357)	(785)	(1,749)	(4,156)	(96)
Capital expenditures	585	410	324	381	687
EBITDA(2) from continuing operations	1,509	1,896	1,852	1,960	1,772
Adjusted EBITDA(2) from continuing operations	1,872	2,078	2,103	2,019	1,935

(1)
The assets and liabilities related to SIG,a segment we sold in 2015, as of December 31, 2014 have been presented as assets held for sale and liabilities directly associated with assets held for sale in the consolidated statement of financial position.

(2)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to this financial measure.

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

Risks Related to Our Business

Our business and financial performance may be harmed by fluctuations in raw material, energy and freight costs, including the impact of tariffs, trade and similar matters.

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

Although in some of our businesses capital costs are significant and there are intellectual property and technological barriers to entry, in addition to existing competitors, we also face the threat of competition from new entrants to our markets. To the extent there are new entrants, increasing or even maintaining our market shares or margins may be more difficult. In addition to other suppliers of similar products, our businesses also face competition from packaging made from other substrates. The prices that we can charge for our products are therefore constrained by the availability and cost of substitutes.

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

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure, and often constrains our ability to pass through price increases. Reynolds Consumer Products generally sells its branded products pursuant to informal trading policies and its store branded products under one year or multi-year agreements. Pactiv Foodservice sells the majority of its products under agreements ranging from one to three years, with the balance sold pursuant to purchase orders or formal short-term supply agreements. In addition, we do not have written agreements with some of our customers and many of our agreements can be terminated on short notice. Graham Packaging's sales are made pursuant to long-term customer purchase orders and contracts which typically vary in length with terms up to ten years. Many of the contracts are requirements contracts which generally do not obligate the customer to purchase any given amount of product from Graham Packaging. Prices under Graham Packaging's arrangements are tied to market standards and therefore vary with market conditions. Evergreen's and Closures' products are generally sold under multi-year supply agreements with many of their customers. If our major customers reduce purchasing volumes or stop purchasing our products, our business and results of operations would likely be adversely affected. It is possible that we will lose customers in the future, which may adversely affect our business and results of operations.

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

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect us. For example, the United States Congress has considered legislation to reduce emissions of greenhouse gases. In addition, the United States Environmental Protection Agency (“EPA”) is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. These and other foreign, federal and state climate change initiatives may cause us to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs resulting from our suppliers, customers or both incurring additional compliance costs that could get passed through to us or impact product demand. Additionally, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as "Boiler MACT." Evergreen currently estimates capital costs to comply with the final Boiler MACT rules were approximately $52 million; approximately $51 million of such costs was spent in connection with the boiler at its Canton, North Carolina mill and $1 million in costs was spent in connection with a boiler at its Pine Bluff, Arkansas mill. Evergreen expects no significant costs to be incurred in 2019. Evergreen does not expect the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

Additionally, Reynolds Consumer Products, Pactiv Foodservice, Graham Packaging and Closures rely on a relatively small number of customers for a significant portion of their revenue. In 2018, (i) Reynolds Consumer Products' top ten customers accounted for 68% of its revenue, with one customer accounting for 40% of revenue, (ii) Pactiv Foodservice's top ten customers accounted for 55% of its revenue, with two customers, one of which was Reynolds Consumer Products, accounting for 13% and 11% of revenue, (iii) Graham Packaging's top ten customers accounted for 50% of its revenue, with one customer accounting for 10% of revenue, and (iv) Closures' top ten customers accounted for 69% of its revenue, with two customers accounting for 29% and 13% of the segment’s total revenue. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

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

Approximately 29% of our employees are subject to collective bargaining agreements or are represented by work councils. The transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by workers that are members of labor unions is critical to our business. In many cases, before we take significant actions with respect to our production facilities, such as workforce reductions or closures, we must reach agreement with applicable labor unions and employee works councils. The failure to maintain satisfactory relationships with our employees and their representatives, or prolonged labor disputes, slowdowns, strikes or similar actions, could have a material adverse effect on our business and results of operations.

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

Our largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results of operations compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations, (ii) governmental regulations related to funding of retirement plans, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Additionally, we have merged certain other plans into the Pactiv Retirement Plan. As of December 31, 2018, Pactiv's U.S. pension plan was underfunded by approximately $795 million and subsequent adverse financial market performance and decreases in interest rates may significantly increase this deficit. Future contributions to our pension plans, including Pactiv's U.S. pension plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

We may pursue and execute acquisitions, which, if not successful, could adversely affect our business.

As part of our strategy, we may consider the acquisition of other companies, assets and product lines that either complement or expand our existing business. These acquisitions may be significant in size, scope or otherwise. However, we may not be able to continue to grow through acquisitions and cannot provide assurance that we will be able to consummate any acquisitions, or that any future acquisitions will be completed at acceptable prices and terms, or that the acquired businesses will be successfully integrated into our current operations. Acquisitions involve a number of specific risks.

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

Our ability to successfully implement our business plan and achieve targeted financial results depends on our ability to successfully integrate businesses we have acquired in the past or may acquire in the future. Acquisitions inherently involve risks, including those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of operations. There may be additional costs or liabilities associated with the acquisitions that we have consummated in the past that we did not anticipate at the time such acquisitions were consummated, including an unexpected loss of key employees or customers and hiring additional management and other critical personnel. These acquisitions may also be disruptive to our ongoing business and may not be favorably received by our customers. Any of these risks could adversely affect our business, financial condition and results of operations.

We may sell some of our businesses from time to time.

From time to time we may sell some of our businesses. Sales involve a number of risks, including diversion of management’s attention to the sale process, costs associated with the sale process, risks associated with retained liabilities or indemnification obligations under the applicable sales agreements, loss of synergies that we enjoyed prior to the sale from having the sold business combined with our other businesses for certain costs and cost-sharing and the potential loss of benefits from having a more diverse group of businesses. We are currently undertaking a strategic review of our Closures business. This review may result in a decision to sell some or all of that business, although no decision has been made at this time to do so.

Sales also create risks relating to the use of sales proceeds. Under our Credit Agreement and notes indentures, we are generally required to either (a) reinvest the net sale proceeds in our businesses, or (b) use the net sale proceeds to reduce our indebtedness by prepaying loans under our Credit Agreement and/or repaying some of our outstanding Reynolds Notes. If there is a significant period of time between when the net proceeds are received and when they are used to reduce indebtedness or reinvested in our business, interest costs associated with holding the proceeds will exceed the earnings on such funds.

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

The RGHL Group has a $600 million receivables loan and security facility (the "Securitization Facility"). As of December 31, 2018, the RGHL Group had drawn $420 million under this facility. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The funding base may vary, on a monthly basis, throughout the term of the Securitization Facility. To the extent the amount of eligible trade receivables decreases, we may be required to pay down existing borrowings under the Securitization Facility, which could require us to use cash on hand or our revolver under the Credit Agreement (if available), which may be more expensive than borrowings under the Securitization Facility.

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

We regularly enter into hedging transactions to limit our exposure to raw material and energy price risks. Our commodity hedges are primarily related to resin, aluminum, natural gas, ethylene, propylene, benzene, diesel and polyethylene. If our hedging strategies prove to be ineffective or if we fail to effectively monitor and manage our hedging activities, we could incur significant losses which could adversely affect our financial position and results of operations, and we could experience significant fluctuations in our earnings from period to period. Factors that could affect the impact and effectiveness of our hedging activities include the accuracy of our operational forecasts of raw material and energy needs and volatility of the commodities and raw materials pricing markets.

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

We have recorded a significant amount of goodwill in our consolidated financial statements resulting from our acquisitions. We test the carrying value of goodwill for impairment at least annually and whenever events or circumstances indicate the carrying value may not be recoverable. The estimates and assumptions about future results of operations and cash flows made in connection with the impairment testing could differ from future actual results of operations and cash flows. While we have concluded, for each year presented in our consolidated financial statements included in this annual report, with the exception of Graham Packaging, that our goodwill is not impaired, future events could cause us to conclude that the goodwill associated with a given segment may have become impaired. Any resulting impairment charge, although non-cash, could have a material adverse effect on our results of operations and financial position.

In performing the annual impairment test for goodwill as of December 31, 2018 and in conjunction with our 2019 budgeting process, we determined that a goodwill impairment charge of $206 million arose in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three months ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount has been determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. The key assumptions associated with determining the estimated fair value are forecasted Adjusted EBITDA and a relevant earnings multiple. The impairment charge has been recognized in net other income (expenses) in the statement of comprehensive income. As a result of the impairment, the carrying value of Graham Packaging is the same as its recoverable amount ($2.9 billion). It is reasonably possible that within the next 12 months, we could recognize goodwill impairment charges if we have declines in profitability due to changes in volume, pricing, cost or the business environment or an adverse change in the earnings multiple used in the calculation. These changes could cause us to record impairment charges in future periods, which could be material.

Breaches of our information systems security measures could disrupt our internal operations.

We depend on information technology for processing and distributing information in our business, including to and from our customers and suppliers. This information technology is subject to theft, damage or interruption from a variety of sources, including malicious computer viruses, security breaches, defects in design, employee malfeasance or human or technical errors. Additionally, we can be at risk if a customer’s or supplier’s information technology system is attacked or compromised. Cybersecurity incidents have increased in number and severity, and it is expected that these trends will continue. We have taken measures to protect our data and to protect our computer systems from attack but these measures may not prevent unauthorized access to our systems or theft of our data. If we or third parties with whom we do business were to fall victim to cyber-attacks or experience other cybersecurity incidents, such incidents could result in unauthorized access to, disclosure or loss of or damage to company, customer or other third party data; theft of confidential data including personal information and intellectual property; loss of access to critical data or systems; and other business delays or disruptions. If these events were to occur, we may incur substantial costs or suffer other consequences that negatively impact our operations and financial results.
Risks Related to Our Structure, the Guarantees, the Collateral and the Reynolds Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Reynolds Notes and our other debt obligations.

We have a substantial amount of outstanding indebtedness, which totaled $11,076 million as of December 31, 2018, comprised of the outstanding principal amounts of our borrowings. Refer to note 15 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for details of the RGHL Group’s borrowings as of December 31, 2018.

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

Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial covenants in the indentures governing the Reynolds Notes and in the terms of our Credit Agreement. The indentures governing the Reynolds Notes permit us to incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indentures governing certain Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured first lien leverage ratio, (ii) under the indenture governing the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, the liens securing the first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio and (iii) under the indentures governing the Reynolds Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million, subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement, other senior secured loans and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the Credit Agreement's total secured leverage ratio covenant. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis.

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

As of December 31, 2018, we had $11,076 million of outstanding indebtedness, comprised of the outstanding principal amounts of our borrowings. Our annual cash interest obligations for 2019 on our Credit Agreement, the Reynolds Notes, the Securitization Facility, the Pactiv Notes and our other indebtedness are expected to be $620 million, assuming interest on our floating rate debt continues to accrue at the current interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. Any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Reynolds Notes. In addition, we may want or need to refinance some or all of our indebtedness prior to maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing the Reynolds Notes and the terms of the Credit Agreement restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. We cannot assure you that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

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

A portion of our outstanding debt, including the indebtedness we have incurred under the Credit Agreement, the Floating Rate Senior Secured Notes due 2021 and the Securitization Facility and, potentially, our future indebtedness, bears interest at variable rates. As of December 31, 2018, we had $4,699 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Reynolds Notes and our other debt obligations. The impact on us of such an increase would be more significant than it would be on some other companies because of our substantial debt.

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

Reynolds Group Issuer Inc. ("U.S. Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and it has no material assets. Reynolds Group Issuer LLC ("U.S. Co-Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. Reynolds Group Issuer (New Zealand) Limited ("NZ Issuer", and together with the U.S. Issuer and the U.S. Co-Issuer, the “Reynolds Notes Issuers”), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own and its only material assets are certain intercompany loans to which it is a party. As a result of the foregoing, the Reynolds Notes Issuers' cash flows and their ability to service their indebtedness, including their ability to pay the interest and principal amount in respect of the Reynolds Notes when due, depend on the performance of the RGHL Group and the ability and willingness of members of the RGHL Group to provide funds to the Reynolds Notes Issuers.

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

We are required to comply with covenants under our various debt agreements, which may be subject to multiple interpretations.

We are subject to covenants under our various debt agreements, such as the indentures governing the Reynolds Notes and the terms of the Credit Agreement. These covenants may be subject to multiple interpretations, and, from time to time, parties to our debt agreements may disagree with our interpretation of these covenants. Disagreements with respect to the interpretation of these covenants may result in allegations of non-compliance which could result in a default or event of default under our indebtedness, either of which could materially adversely affect our financial condition.

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

The occurrence of a change of control may not be under our control and may occur at any time. For example, Packaging Finance Limited, the direct parent of RGHL, has pledged 100% of its shares in RGHL to certain lenders in connection with a financing arrangement. Consequently, it is possible that such lenders may enforce the pledge against Packaging Finance Limited and foreclose on the RGHL shares for reasons outside of our control. Such foreclosure may result in a change of control under the indentures governing the Reynolds Notes. In the event of a change of control, we cannot assure you that we will have sufficient assets to satisfy all of our obligations under the Credit Agreement, the Reynolds Notes, any future indebtedness and any other debt requiring repayment upon such event.

The Credit Agreement limits, and our future indebtedness may limit, our right to purchase or redeem certain indebtedness. In the event any purchase or redemption is prohibited, we may seek to obtain waivers from the required lenders under the Credit Agreement or our future lenders to permit the required repurchase or redemption, but the required lenders do not have, and our future lenders are unlikely to have, any obligation to grant, and may refuse to grant, such a waiver.

Certain of our debt obligations mature in close proximity to each other.

Our obligations under the Reynolds Notes, the Pactiv Notes and the term loans under the Credit Agreement mature between October 15, 2020 and April 15, 2027, and some of the maturity dates are in close proximity to each other. Based on outstanding balances as of December 31, 2018, principal amounts of $3,173 million mature in 2020, $1,131 million mature in 2021, $36 million mature in 2022, $4,984 million mature in 2023, $800 million mature in 2024, $276 million mature in 2025 and $200 million mature in 2027. As a result, we may not have sufficient cash to repay all amounts under our debt obligations at maturity. Furthermore, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts and it may be difficult to refinance our indebtedness.

Our Securitization Facility matures in 2022. As of December 31, 2018, $420 million has been drawn under the Securitization Facility. We may not have sufficient cash to repay all amounts under our Securitization Facility at maturity. Furthermore, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay the Securitization Facility and it may be difficult to refinance such facility.

Not all of our subsidiaries guarantee the Reynolds Notes, and the Reynolds Notes and the related guarantees will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.

The Reynolds Notes are guaranteed by RGHL, BP I and subsidiaries of BP I that guarantee the Credit Agreement. The guarantee of the Reynolds Notes by a subsidiary, however, will be automatically released upon the Trustee's receipt of a notice if such subsidiary’s guarantee of the Credit Agreement is released or discharged. See “— Because each guarantor's or security provider's liability under its guarantee or security may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors or security providers.” In the future, other subsidiaries will be required to guarantee the Reynolds Notes only under certain limited circumstances. In addition, the indentures governing the Reynolds Notes do not limit the transfer of assets to, or the making of investments in, any of our restricted subsidiaries, including our non-guarantor subsidiaries.

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

The Reynolds Notes, the related guarantees and any security securing the such notes or the related guarantees (including any future guarantees and future security interests) may be subject to claims that they should be limited or voided in favor of our existing and future creditors under applicable fraudulent conveyance law, including laws in Canada, New Zealand and the United States, if an action (either in connection with a bankruptcy, liquidation or reorganization case or under a lawsuit in which a bankruptcy is not involved) were commenced at some future date by an Issuer, by the guarantors or on behalf of our unpaid creditors or the unpaid creditors of a guarantor. In addition, the enforcement of the Reynolds Notes and the guarantees and the amount that can be recovered under a security interest in respect of any asset is limited to the extent of the amount which can be guaranteed by a particular guarantor, security provider or Issuer without rendering the applicable guarantee or security voidable or otherwise ineffective under applicable law. Moreover, the enforcement of the Reynolds Notes, guarantees or security against any Issuer, a relevant guarantor or security provider will be subject to certain defenses available to the Issuers, guarantors or security providers generally under (i) the laws of New York, which will govern the Reynolds Notes and the guarantees, (ii) the laws governing the relevant security document, and (iii) laws applicable to companies and other corporate entities in the jurisdiction in which the relevant Issuer or guarantor or, if applicable, security provider is organized. These laws and defenses include those that relate to fraudulent conveyance or transfer, fraudulent or voidable preference, financial assistance, corporate purpose or benefit, preservation of share capital, thin capitalization, unlawful dividend and defenses affecting the rights of creditors or other stakeholders generally.

Although laws differ significantly among jurisdictions, in general, under fraudulent conveyance and similar laws, a court could subordinate or void any note obligation, guarantee or security obligation if it found that, at the time any Issuer, guarantor or security provider, as applicable, issued the Reynolds Notes or incurred obligations under a related guarantee or any security, (i) the transactions relating to the issuance of the Reynolds Notes, the related guarantees or providing the security securing such notes were undertaken with the intent of preferring, hindering, delaying or defrauding, as applicable, current or future creditors or (ii) such Issuer or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing the Reynolds Notes, incurring the guarantee or providing the security, as applicable, and, in the case of (ii) only, any one of the following is also true:

•	any Issuer or any of the guarantors was insolvent or was rendered insolvent by reason of the incurrence of the applicable indebtedness or guarantee or providing the security, as applicable;

•
the issuance of the Reynolds Notes, the related guarantees or the grant of security interests left any Issuer or any of the guarantors with an unreasonably small amount of capital to carry on the business in which such Issuer or such guarantor was engaged or about to engage; or

•	any Issuer or any of the guarantors intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured.

If a court were to find that the issuance of the Reynolds Notes, the related guarantees or the grant of security interests was a fraudulent conveyance or fraudulent transfer, the court could void the payment obligations under the notes or such guarantee in total or in part or further subordinate the Reynolds Notes or such guarantee to presently existing and future indebtedness of the applicable Issuer or such guarantor, or require the holders of the Reynolds Notes to repay any amounts received with respect to the Reynolds Notes or such guarantee or void the granting of security interests securing the Reynolds Notes or the related guarantees. In the event of a finding that a fraudulent conveyance or a fraudulent transfer occurred, you may not receive any repayment on the Reynolds Notes. Further, the voidance of the Reynolds Notes could result in an event of default with respect to our other debt and that of the guarantors that could result in the acceleration of such debt.

The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in the relevant legal proceeding, such that we cannot be certain as to: the standards a court would use to determine whether or not the applicable Issuer or the guarantors were solvent at the relevant time, or, regardless of the standard that a court uses, that it would not determine that such Issuer or a guarantor was indeed insolvent on that date; that any payments to the holders of the Reynolds Notes (including under the guarantees) did not constitute preferences, fraudulent conveyances or fraudulent transfers on other grounds; or that the issuance of the Reynolds Notes and the guarantees would not be subordinated to such Issuer’s or any guarantor’s other debt. Generally, however, an issuer, a guarantor or a security provider could be considered insolvent if:

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

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is satisfied. A court would likely find that the applicable Issuer or a guarantor did not receive reasonably equivalent value or fair consideration for the Reynolds Notes or such guarantee and/or security interest if such Issuer or such guarantor did not substantially benefit directly or indirectly from the issuance of the Reynolds Notes or the applicable guarantee and/or security interest. Thus, if the guarantees were legally challenged, any guarantee could be subject to the claim that, since the guarantee was incurred for the Issuer’s benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than reasonably equivalent value or fair consideration. Therefore, a court could void the obligations under the guarantees (and any related security interests), subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the Reynolds Notes.

To the extent a court voids any of the guarantees or related security interests as fraudulent conveyances or fraudulent transfers or holds any of the guarantees unenforceable for any other reason, the holders of the Reynolds Notes would cease to have any direct claim against the applicable guarantor or, in the case of the security interests or the related guarantees, the holders of the Reynolds Notes would cease to have a secured claim against the applicable Issuer or guarantors. If a court were to hold a guarantee unenforceable, the applicable guarantor’s assets would be applied first to satisfy the applicable guarantor’s other liabilities, if any, and might not be applied to the payment of the guarantee of the Reynolds Notes. Sufficient funds to repay the Reynolds Notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the applicable Issuer or the applicable guarantor.

Although each guarantee entered into in connection with the Reynolds Notes will contain a provision, referred to as the “savings clause,” intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent conveyance or fraudulent transfer, this provision may not be effective as a legal matter to protect those guarantees from being avoided under fraudulent conveyance or fraudulent transfer law or otherwise, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

In addition, as noted above, any payment by an Issuer pursuant to the Reynolds Notes or by a guarantor under a guarantee made at a time such Issuer or such guarantor was found to be insolvent could be voided and required to be returned to such Issuer or such guarantor or to a fund for the benefit of such Issuer’s or such guarantor’s creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any non-insider party and such payment would give such insider or non-insider party (as the case may be) more than such creditors would have received in a distribution under the U.S. Bankruptcy Code in a hypothetical Chapter 7 case.

Finally, as a court of equity, the bankruptcy court may otherwise subordinate the claims in respect of the Reynolds Notes or the guarantees to other claims against an Issuer or the guarantors under the principle of equitable subordination, if the court determines that (i) the holder of the Reynolds Notes engaged in some type of inequitable conduct, (ii) such inequitable conduct resulted in injury to other creditors or conferred an unfair advantage upon the holder of the Reynolds Notes and (iii) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

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

Payments made under the Reynolds Notes and any related guarantees or security granted in certain jurisdictions may be subject to withholding tax, the amount of which will vary depending on the residency of the recipient, the availability of double-tax treaty relief and the recipient's legal relationship with the relevant guarantor, issuer or security provider. In certain circumstances holders may be entitled to receive additional amounts in respect of such withholding tax, other than withholding tax imposed or levied by or on behalf of the United States or any political subdivision or governmental authority thereof or therein having power to tax. In addition, government or central bank approvals may be required in order for a guarantor, issuer or security provider organized under the laws of certain jurisdictions to remit payments outside that jurisdiction under its guarantee or security.

In addition, foreign exchange controls applicable in certain jurisdictions may limit the amount of local currency that can be converted into other currencies, including U.S. dollars, upon enforcement of a guarantee or security interest.

You may face currency exchange risks by investing in the Reynolds Notes.

The Reynolds Notes are denominated and payable in U.S. dollars. If you measure your investment returns by reference to a currency other than U.S. dollars, investment in the Reynolds Notes entails foreign currency exchange-related risks due to, among other factors, possible significant changes in the value of the U.S. dollar relative to the currency you use to measure your investment returns, caused by economic, political and other factors which affect exchange rates and over which we have no control. Depreciation of the U.S. dollar against the currency in which you measure your investment returns would cause a decrease in the effective yield of the Reynolds Notes below their stated coupon rates and could result in a loss to you when the return on such notes is translated into the currency in which you measure your investment returns. There may be tax consequences for you as a result of any foreign currency exchange gains or losses resulting from your investment in the Reynolds Notes. You should consult your tax adviser concerning the tax consequences to you of acquiring, holding and disposing of the Reynolds Notes.

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

Our Credit Agreement provides us with flexibility to exclude certain non-U.S. subsidiaries from the collateral and guarantee requirements under the Credit Agreement, subject to certain conditions. The Credit Agreement requires that our guarantor subsidiaries collectively continue to maintain combined gross assets, excluding intercompany balances, of at least 75% of our consolidated total assets and combined EBITDA of at least 75% of our consolidated EBITDA. If we are unable to meet these minimum guarantee requirements at the end of a fiscal quarter, we would be required to add additional subsidiary guarantors as necessary to satisfy such requirements. See “Item 10. Additional Information — Material Contracts.”

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

Certain members of the RGHL Group that are either an issuer or guarantors or security providers are organized under the laws of Canada or New Zealand. The procedural and substantive provisions of the insolvency laws of these countries may not be as favorable to creditors as the provisions of U.S. law.

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

The Reynolds Senior Notes are unsecured but are guaranteed by RGHL and certain of its subsidiaries. Most of the assets of the guarantors of the Reynolds Senior Notes are pledged, on a priority basis, for the benefit of the lenders under the Credit Agreement and for the benefit of the holders of the Reynolds Senior Secured Notes. The indentures governing the Reynolds Notes, as well as the terms of the Credit Agreement, allow the incurrence of additional senior secured indebtedness in the future. In the event of an insolvency or liquidation, or if payment under the Reynolds Senior Secured Notes, the Credit Agreement or any other secured debt is accelerated, the lenders under the Credit Agreement, holders of the Reynolds Senior Secured Notes and holders of any other secured debt will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to the Credit Agreement, the Reynolds Senior Secured Notes or any other secured debt) and will be paid out of the assets pledged as collateral before these assets are made available to holders of the Reynolds Senior Notes. In such event, the proceeds from the sale of such assets may not be sufficient to satisfy our obligations under the Reynolds Senior Notes.

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

If collateral is moved to another entity that is a guarantor, security provider or issuer, the asset may cease to be collateral or your priority in the asset may be impaired. If a type of collateral is transferred to a guarantor that does not grant security interests with respect to that particular type of asset, then the noteholders will lose the benefit of such collateral. Even if the asset continues as collateral in the hands of the recipient entity, there may be hardening periods or notification requirements before the security interest becomes effective or the security interest might not be as beneficial to noteholders as it was in the possession of the transferring entity.

Certain of our long-term indebtedness bears interest at variable interest rates, primarily based on LIBOR, which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.
The U.K. Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness including the Floating Rate Senior Secured Notes, borrowings under the Credit Agreement and the Securitization Facility may be adversely affected or we may need to renegotiate the terms of our debt agreements that utilize LIBOR as a factor in determining the applicable interest rate to replace LIBOR with the new standard that is established, if any, or to otherwise agree with the trustees or agents under such facilities or instruments on a new means of calculating interest.
ITEM 4. INFORMATION ON RGHL

Corporate Information

RGHL's executive offices are located at Level Nine, 148 Quay Street, Auckland 1010 New Zealand, and its telephone number is 64 (9) 358-5000. We have appointed National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904 as our agent for service of process in the United States.

The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.reynoldsgroupholdings.com. The contents of our website are not incorporated by reference into this annual report.

History and Development

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. RGHL acquired its businesses in a series of transactions between 2008 and 2011. Further information regarding the history of each of the five segments is included in " — Business Overview."

Recent Developments

We are currently undertaking a strategic review of our Closures business. That review may result in a decision to sell some or all of that business, although no decision has been made at this time to do so.

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

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America. Virtually all revenue for Reynolds Consumer Products comes from the U.S. and Canada. The following table shows total segment revenue by product group for Reynolds Consumer Products for each of the years ended December 31, 2018, 2017 and 2016:

	Revenue by product group
(In $ million)	2018	2017	2016
Waste and storage products	1,227	1,157	1,166
Cooking products	1,160	1,071	1,060
Tableware	757	731	710
Total	3,144	2,959	2,936

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

Waste and Storage

Waste and storage products includes branded and store branded plastic waste bags and food storage bags. The branded products are sold under such brand names as Hefty® Ultra Strong™, Hefty® Strong Trash Bags and Hefty® Slider Bags.

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

Tableware

Tableware products includes branded and store branded foam, plastic, molded fiber and pressed paperboard disposable tableware, including disposable plates, cups, bowls, cutlery and straws. Most of Reynolds Consumer Products' tableware is manufactured by Pactiv Foodservice. Branded products are sold under the Hefty® name.

Customers

Reynolds Consumer Products' customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, drug stores and military outlets. Through its sales organization, Reynolds Consumer Products is able to manage its relationships with customers at the national, regional and local levels, depending on their needs. We believe that Reynolds Consumer Products' sales support, together with Reynolds Consumer Products' ability to manufacture and supply store branded products, is a significant competitive advantage. Reynolds Consumer Products also manufactures Pactiv Foodservice's aluminum product offerings. In 2018, Reynolds Consumer Products' top ten customers accounted for 68% of the segment's total revenue, with one customer accounting for 40% of the segment's total revenue.

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

Reynolds Consumer Products benefits from the strength of its brands, a differentiated suite of store branded products, as well as significant capital investment in its manufacturing facilities. We believe the strong recognition of the Reynolds® brand (in existence since 1947) and Hefty® brand (in existence since 1962) among U.S. consumers gives Reynolds Consumer Products a competitive edge.

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

Manufacturing

Reynolds Consumer Products operates 13 manufacturing facilities strategically located across the United States and one manufacturing facility located in Canada to optimize distribution and minimize lead times and freight costs. At seven of its facilities, Reynolds Consumer Products also manufactures products for Pactiv Foodservice. In addition, Pactiv Foodservice manufactures products for Reynolds Consumer Products at 19 of its facilities.

Raw Materials and Suppliers

Reynolds Consumer Products' principal raw materials include plastic resins, mainly PE and PS, and aluminum. In 2018, the total value of raw materials consumed by Reynolds Consumer Products was $1,489 million and represented 66% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 43% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 23%. Reynolds Consumer Products' other raw materials include products purchased and resold as well as paper, corrugated carton and cases. Reynolds Consumer Products is sensitive to price movements of raw materials, mainly resin and aluminum, and to energy-related cost movements, particularly those that affect transportation and utility costs. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. To minimize the impact of price fluctuations, Reynolds Consumer Products enters into hedging agreements for some resin and aluminum purchases. Reynolds Consumer Products also enters into hedging agreements at the request of certain customers who want to mitigate the risk of changes in raw material costs in their purchase pricing.

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

Research and development costs were $14 million, $13 million and $13 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Employees

As of December 31, 2018, Reynolds Consumer Products employed approximately 4,500 people located primarily in its U.S. and Canada manufacturing facilities. Approximately 29% of Reynolds Consumer Products' employees are covered by collective labor agreements. Reynolds Consumer Products has not experienced any significant union-related work stoppages over the last 10 years. We believe Reynolds Consumer Products' relationships with its employees and labor unions are satisfactory.

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

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and PET egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America. The following table shows total segment revenue by geographic region for Pactiv Foodservice for each of the years ended December 31, 2018, 2017 and 2016:

	Revenue by geographic region
(In $ million)	2018	2017	2016
United States	3,396	3,299	3,287
Remaining North American Region	354	345	321
Europe	1	57	110
Other	27	28	30
Total	3,778	3,729	3,748

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

Customers

Pactiv Foodservice's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Pactiv Foodservice's customers include foodservice distributors, quick service restaurants, food processors, supermarket distributors and supermarkets. Pactiv Foodservice also manufactures most of Reynolds Consumer Products' tableware products. In 2018, Pactiv Foodservice's top ten customers accounted for 55% of the segment's total revenue, with two customers accounting for 13% and 11% of the segment's total revenue, one of which was Reynolds Consumer Products.

Pactiv Foodservice generally sells its products on either a purchase order basis or under formal supply agreements with durations ranging from one to three years. A majority of Pactiv Foodservice's revenue is from supply agreements with raw material cost pass-through mechanisms, with the remainder from open market sales.

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

Manufacturing

Pactiv Foodservice operates 39 manufacturing plants in North America and has one majority-owned joint venture in China. At 19 of its facilities, Pactiv Foodservice also manufactures products for Reynolds Consumer Products. In addition, seven facilities operated by Reynolds Consumer Products manufacture products for Pactiv Foodservice. Pactiv Foodservice also operates several distribution facilities in the United States. Pactiv Foodservice’s manufacturing plants are grouped based upon the three markets the business primarily services: foodservice; food packaging; and retail. Each manufacturing plant is managed by a manufacturing director. The directors have responsibility for all plants that produce a specific process. The structure is integral to a disciplined and lean operating system that provides consistent operating practices and metrics across all locations.

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

Raw Materials and Suppliers

Pactiv Foodservice’s principal raw materials include plastic resins, paperboard and aluminum. In 2018, the total value of raw materials consumed by Pactiv Foodservice was $1,852 million and represented 61% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 73% of raw material costs for the year, while paperboard, aluminum and other raw materials collectively accounted for 27%.

The prices of Pactiv Foodservice’s raw materials fluctuate with market movements in commodity prices. Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. The price of cartonboard may fluctuate widely due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and manufacturing costs in major production regions. Pactiv Foodservice's aluminum product offerings are manufactured by Reynolds Consumer Products. To minimize the impact of price fluctuations, Pactiv Foodservice enters into hedging agreements for certain raw materials. Pactiv Foodservice is also sensitive to other energy-related cost movements, in particular, those that affect transportation and utility costs.

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

Research and development costs were $19 million, $16 million and $18 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Employees

As of December 31, 2018, Pactiv Foodservice employed approximately 11,000 people located primarily in its U.S. manufacturing facilities. Approximately 21% of Pactiv Foodservice's employees are covered by collective labor agreements. Pactiv Foodservice has not experienced any significant union-related work stoppages over the last eight years. We believe Pactiv Foodservice's relationships with its employees and labor unions are satisfactory.

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

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America. The following tables show total segment revenue by product group and revenue by geographic region for Graham Packaging for each of the years ended December 31, 2018, 2017 and 2016:

	Revenue by product group
(In $ million)	2018	2017	2016
Food and beverage plastic containers	1,443	1,487	1,541
All other plastic containers	644	660	682
Total	2,087	2,147	2,223

	Revenue by geographic region
(In $ million)	2018	2017	2016
United States	1,787	1,790	1,839
Remaining North American Region	105	116	123
Europe	136	155	169
South America	54	57	57
Other	5	29	35
Total	2,087	2,147	2,223

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

Products

Graham Packaging's strategy is to develop new, innovative packaging to meet the design and performance requirements of its customers. Graham Packaging supplies custom blow-molded plastic containers to a significant number of end-markets and geographic regions. Graham Packaging's product portfolio consists primarily of containers for food and beverage, such as for sports drinks/isotonics, yogurt drinks, nutritional beverages, shelf-stable, refrigerated and frozen juices and non-carbonated juice drinks, teas, snacks, vitamin enhanced waters, liquor, beer, toppings, sauces, jellies and jams. Graham Packaging's product portfolio also includes containers for automotive lubricants, detergents, household cleaners, liquid fabric care, hair care, skin care and dish care.

Customers

Substantially all of Graham Packaging's sales are to major branded consumer products companies. Major customers are under multi-year contracts. These include customers for which Graham Packaging's products are manufactured at a dedicated production facility nearby or inside the customer's production facility, as well as products manufactured at Graham Packaging's stand-alone facilities which produce packaging for several customers. Graham Packaging's supply contracts with its customers for on-site production typically have terms of up to ten years, while its supply contracts for production off-site typically have terms that range from two to five years. Both of these categories of contracts often either renew automatically for subsequent one year terms or are renegotiated by Graham Packaging before expiration of the initial term. Graham Packaging's contracts typically contain provisions allowing for price adjustments based on changes in raw material prices and, in a majority of cases, the cost of energy and labor, among other factors. Graham Packaging is often the sole supplier of its customers' custom plastic container requirements nationally, regionally or for a specific brand. In 2018, Graham Packaging's top ten customers accounted for 50% of the segment's total revenue, with one customer accounting for 10% of the segment’s total revenue.

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

Manufacturing

A critical component of Graham Packaging's strategy is to locate manufacturing facilities on-site, when practical, reducing expensive shipping and handling charges, providing instantaneous quality acceptance feedback and increasing distribution efficiencies. Graham Packaging has 72 manufacturing facilities of which approximately one-third are located on-site at its customers' plants. Graham Packaging operates 60 plants in North America, seven in Europe, four in South America and one in Asia.

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

Raw Materials and Suppliers

Resins constitute the primary raw materials used to make Graham Packaging's products. These materials are available from a number of domestic and international suppliers, and Graham Packaging is not dependent upon any single supplier. In 2018, the total value of raw materials consumed by Graham Packaging was $955 million and represented 58% of Graham Packaging's total cost of sales, excluding depreciation and amortization.

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

New Product Development

Graham Packaging’s Global Innovation & Design Center in York, Pennsylvania supports all new product development and R&D innovations. The Innovation & Design Center is provided for customers to support their product development needs and to give them access to the knowledge and experience of the Center’s design and technical teams, including technical resources for industrial design, design engineering, prototype tooling, bottle sampling, lab evaluations, material analysis and customer training. Graham Packaging incurs costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, were $6 million, $7 million and $6 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Employees

As of December 31, 2018, Graham Packaging employed approximately 5,800 people. Approximately 21% of Graham Packaging's employees are covered by collective labor agreements. Graham Packaging has not experienced any significant union-related work stoppages over the last 30 years. We believe Graham Packaging's relationships with its employees and labor unions are satisfactory.

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

Evergreen

Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Evergreen for each of the years ended December 31, 2018, 2017 and 2016:

	Revenue by product group
(In $ million)	2018	2017	2016
Carton packaging	799	774	809
Liquid packaging board	438	453	414
Paper products	366	335	357
Total	1,603	1,562	1,580

	Revenue by geographic region
(In $ million)	2018	2017	2016
United States	1,401	1,372	1,393
Asia	167	155	149
Other	35	35	38
Total	1,603	1,562	1,580

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

Products

Evergreen employs a business model that we refer to as “Total Packaging Solution,” which is based on providing Evergreen's customers with a single source for all of their fresh beverage carton packaging requirements. Fresh carton sleeves can be used with Evergreen's fresh filling machines, as well as other fresh filling machines. Carton packaging sales represented 50% of Evergreen's revenue in 2018 and are sold under multi-year and shorter term contracts.

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

Customers

Evergreen's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Many of Evergreen's customer sales contracts are index-based, allowing for the pass-through of input cost movements on a quarterly to annual basis. In 2018, Evergreen's top ten customers accounted for 36% of the segment's total revenue, and no single customer accounted for more than 10% of the segment's total revenue.

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

Raw Materials and Suppliers

In 2018, the total value of raw materials consumed by Evergreen was $555 million and represented 42% of Evergreen's total cost of sales, excluding depreciation and amortization.

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

Employees

As of December 31, 2018, Evergreen employed approximately 3,600 people. Approximately 62% of Evergreen's employees are covered by collective labor agreements. Evergreen has not experienced any significant union-related work stoppages. We believe Evergreen's relationships with its employees and labor unions are satisfactory.

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

In addition, the EPA is continuing the development of other new standards and programs that may be applicable to Evergreen's operations. In December 2012, the EPA finalized its rules regulating air emissions from industrial boilers and process heaters, commonly referred to as “Boiler MACT.” As of December 31, 2018, Evergreen's capital costs to comply with the final Boiler MACT rules were approximately $52 million; approximately $51 million was spent in connection with the boiler at its Canton, North Carolina mill and $1 million was spent in connection with a boiler at its Pine Bluff, Arkansas mill. Evergreen expects no significant costs to be incurred in 2019. Evergreen does not expect the Boiler MACT rules to have a material adverse effect on its business or the expenditures needed to achieve compliance to significantly increase the RGHL Group's capital expenditures during these periods.

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

Closures

Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures' products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America. The following table shows total segment revenue by geographic region for Closures for each of the years ended December 31, 2018, 2017 and 2016:

	Revenue by geographic region
(In $ million)	2018	2017	2016
United States	414	370	373
Remaining North American Region	81	81	84
Asia	152	225	229
Europe	132	130	135
South America	82	95	107
Total	861	901	928

History

Closures has been supplying caps and closures since its inception in the 1930s as part of Alcoa's packaging business. Closures started developing aluminum closures primarily for the food industry and continued to develop its manufacturing capabilities through the 1940s and 1950s. In the 1960s, Closures introduced the first resealable aluminum roll-on closure for the beer and soft drink industries. In 1986, Closures acquired H-C Industries, which had developed a patented compression molding process to make plastic closures for carbonated soft drinks. Throughout the 1990s and 2000s, Closures continued to develop innovative closure solutions such as spout fitments for gable top juice containers and hot-fill closures for sports drinks and entered the Asian, European and South American markets during this period. In 2008, Closures was acquired indirectly by Mr. Graeme Hart, our strategic owner. In February 2010, Closures purchased Obrist Americas, Inc., a U.S. manufacturer of plastic non-dispensing screw closures for carbonated soft drinks and water containers. The acquired company was renamed Closure Systems International Americas, Inc. In January 2014, we sold Closures' aluminum closures business in Germany. In 2018, Closures sold a number of its operations in Asia.

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

Customers

Closures’ customer base includes international companies as well as large national and regional companies primarily in the beverage and consumer product industries. Where appropriate, Closures manages its customer relationships with large beverage companies at both the parent company and the local bottler levels. This approach allows Closures to foster relationships at the various purchasing decision points, thereby minimizing its exposure to any one particular contract and enabling it to understand the developing requirements of beverage customers. Many of Closures' customers have been customers for over 20 years. Closures also produces caps and closures for Evergreen. In 2018, Closures’ top ten customers accounted for 69% of the segment’s total revenue, with two customers accounting for 29% and 13% of the segment’s total revenue.

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

Competition

The global caps and closures market is highly fragmented, with Closures being one of only a few global participants. These competitors include Berry Plastics Group, Inc., BERICAP GmbH & Co. KG, Silgan Holdings, Inc. and Global Closure Systems. Most competitors are either local or regional companies that may supply one region or multiple regions of the world. In certain regions, especially in emerging markets, an increasing number of bottlers are self-supplying closures through self-manufacturing caps and closures. These competitive pressures may adversely affect Closures’ business and financial performance. We believe Closures benefits from its proximity to customers, stringent product specifications demanded by its multinational client base, and its ability to provide integrated closure system solutions. Closures also competes by offering strong product design capabilities, leading technology innovation, speed of product delivery, value-added features and cost competitiveness.

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

Manufacturing

Closures operates 19 manufacturing and capping equipment assembly locations worldwide, including six facilities in North America, five in South America, three in Europe, two in Asia, two in the Middle East and one in Central America.

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

Raw Materials and Suppliers

Closures' principal raw materials are resin, colorant and aluminum. In 2018, the total value of raw materials consumed by Closures was $437 million, with the majority of raw materials being plastic resins. In 2018, total raw materials represented 64% of Closures’ total cost of sales, excluding depreciation and amortization.

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

Research and development costs were $8 million, $9 million and $10 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Employees

As of December 31, 2018, Closures employed approximately 2,400 people. Approximately 39% of Closures' employees are covered by collective labor agreements. Closures has not experienced any significant union-related work stoppages over the last 25 years. We believe Closures' relationships with its employees, labor unions and work councils are satisfactory.

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

Organizational Structure

We are a holding company that conducts its business operations through its controlled entities. Our significant controlled entities, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by us, are set out in note 21 to our audited consolidated financial statements included elsewhere in this annual report.

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

Key Factors Influencing Our Financial Condition and Results of Operations

Substantial Leverage

The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of December 31, 2018, our total indebtedness of $11,076 million ($11,440 million as of December 31, 2017) was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $11,035 million, consisting of total indebtedness net of unamortized transaction costs, original issue discounts and embedded derivatives. For more information regarding our external borrowings, refer to note 15 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices

Our results of operations, and the gross profits corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

•	Evergreen — fiber, resin

•	Closures — resin

The cost of our raw materials can also be affected by tariffs, trade sanctions and similar matters that affect international commerce. For instance, on April 6, 2018, the U.S. government announced a series of sanctions against several Russian individuals and companies, including one company that is a major supplier of aluminum to the U.S. market and to us. In addition, the U.S. government has announced tariffs on various other materials, including certain types of resins. In response to these actions, other governments have proposed or imposed tariffs on U.S. goods. The impact of these actions, and possible future actions, on our business remains uncertain. At this time, we do not believe that these matters as they currently exist will have a material adverse effect on our business, financial condition or results of operations, but this has been a rapidly changing area and the full effect of these actions may not be known for some time.
Historical index prices of resin, aluminum and paperboard from December 31, 2016 through December 31, 2018 are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

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

Effect of Currency Fluctuations

We operate in multiple countries and transact business in a range of currencies. Reynolds Consumer Products, Pactiv Foodservice and Evergreen, which predominantly operate in the United States, are less affected by currency fluctuations than Graham Packaging and Closures. In addition to the U.S. dollar, the currencies in which our transactions are primarily denominated are the euro, Mexican peso, New Zealand dollar and Canadian dollar, and to a lesser extent the Brazilian real, British pound, Chinese yuan renminbi, Japanese yen, Korean won, Polish zloty and Taiwanese dollar. Exchange rate fluctuations can therefore either increase or decrease revenue and expense items when reported in U.S. dollars. For most financial periods, the impact on revenue due to fluctuations in exchange rates has been partially offset by the impact on expenses, as most of our business units incur revenue and expenses in their respective local currencies, creating a natural hedge to currency fluctuations. From time to time we enter into hedging agreements for some of our foreign currency transactions to minimize the impact of foreign currency pricing changes.

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

Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2018	% of revenue	2017	% of revenue	Change	% change
Revenue	10,660	100%	10,524	100%	136	1%
Cost of sales	(8,566)	(80)%	(8,202)	(78)%	(364)	(4)%
Gross profit	2,094	20%	2,322	22%	(228)	(10)%
Selling, marketing and distribution expenses/General and administration expenses	(961)	(9)%	(1,022)	(10)%	61	6%
Net other income (expenses)	(279)	(3)%	(78)	(1)%	(201)	NM
Profit from operating activities	854	8%	1,222	12%	(368)	(30)%
Financial income	46	—%	49	—%	(3)	(6)%
Financial expenses	(865)	(8)%	(750)	(7)%	(115)	(15)%
Net financial income (expenses)	(819)	(8)%	(701)	(7)%	(118)	(17)%
Profit (loss) from continuing operations before income tax	35	—%	521	5%	(486)	(93)%
Income tax (expense) benefit	(40)	—%	(81)	(1)%	41	51%
Profit (loss) from continuing operations	(5)	—%	440	4%	(445)	NM
Profit (loss) from discontinued operations, net of income tax	—	NM	(1)	NM	1	100%
Profit (loss) for the year	(5)	NM	439	NM	(444)	NM
Depreciation and amortization from continuing operations	655	6%	674	6%	(19)	(3)%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,872	18%	2,078	20%	(206)	(10)%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to this financial measure.

Revenue. Revenue increased by $136 million, or 1%. The increase was primarily due to higher pricing across all segments, largely as a result of the pass-through of higher raw material costs to customers, partially offset by the impact of business divestitures at Closures, Pactiv Foodservice and Graham Packaging.

Cost of Sales. Cost of sales increased by $364 million, or 4%. The increase was primarily due to higher raw material, manufacturing and logistics costs. These increases were partially offset by the impact of business divestitures at Closures, Pactiv Foodservice and Graham Packaging.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $61 million, or 6%. The decrease was primarily due to lower depreciation and amortization expenses and lower employee-related costs.

Net Other. Net other expenses increased by $201 million to $279 million. The increase was due to an increase in asset impairment charges of $195 million, primarily due to a goodwill impairment charge of $206 million at Graham Packaging, as well as an unfavorable change of $22 million in unrealized gains and losses on derivatives, partially offset by a favorable change of $19 million in gains and losses on sale of businesses. For more information regarding the goodwill impairment charge, refer to note 13 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Net Financial Income (Expenses). Net financial expenses increased by $118 million to $819 million. The increase was primarily due to an unfavorable change of $274 million in the fair value of embedded derivatives, partially offset by a $68 million favorable foreign currency impact, a $64 million decrease in losses on extinguishment of debt and a $17 million decrease in interest expense. For more information regarding financial income (expenses) and borrowings, refer to notes 8 and 15, respectively, of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Income Tax. We recognized income tax expense of $40 million on profit before income tax of $35 million (an effective tax rate of 114%) compared to income tax expense of $81 million on profit before income tax of $521 million (an effective tax rate of 16%) for the prior year. The effective tax rate in the current year is primarily the result of the non-deductible portion of the goodwill impairment expense. Other factors that have contributed to the effective tax rate include: (i) the impact of U.S. tax legislative changes enacted in late 2017, (ii) the mix of book income and losses taxed at varying rates among the jurisdictions, (iii) the inability to realize tax benefit for certain losses and temporary differences and (iv) changes in uncertain tax positions. The 2017 effective tax rate also reflects the establishment of a $35 million deferred tax asset for unused tax losses previously unrecognized. For further information, including a reconciliation of income tax expense, refer to note 9 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Depreciation and Amortization. Depreciation and amortization decreased by $19 million. The decrease includes the impact of business divestitures.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Profit from operating activities	854	1,222
Depreciation and amortization from continuing operations	655	674
RGHL Group EBITDA(1) from continuing operations	1,509	1,896
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	240	45
(Gain) loss on sale or disposal of businesses and non-current assets	(8)	10
Non-cash pension expense, net of settlement gain	56	58
Operational process engineering-related consultancy costs	14	15
Related party management fee	28	31
Restructuring costs, net of reversals	17	23
Unrealized (gain) loss on derivatives	22	—
Other	(6)	—
RGHL Group Adjusted EBITDA(1) from continuing operations	1,872	2,078
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	652	660
Pactiv Foodservice	569	677
Graham Packaging	349	397
Evergreen	230	258
Closures	116	131
Corporate/Unallocated(2)	(44)	(45)
RGHL Group Adjusted EBITDA from continuing operations	1,872	2,078

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	2,980	95%	2,807	95%	173	6%
Inter-segment revenue	164	5%	152	5%	12	8%
Total segment revenue	3,144	100%	2,959	100%	185	6%
Cost of sales	(2,295)	(73)%	(2,106)	(71)%	(189)	(9)%
Gross profit	849	27%	853	29%	(4)	—%
Selling, marketing and distribution expenses/ General and administration expenses	(277)	(9)%	(287)	(10)%	10	3%
Net other income (expenses)	(12)	—%	4	—%	(16)	NM
Profit from operating activities	560	18%	570	19%	(10)	(2)%
Reynolds Consumer Products segment Adjusted EBITDA	652	21%	660	22%	(8)	(1)%

Revenue. Total segment revenue increased by $185 million, or 6%. The increase was primarily due to higher pricing as result of incremental raw material costs and increased sales volume.

Cost of Sales. Cost of sales increased by $189 million, or 9%. The increase was primarily due to an increase of $119 million in raw material costs, higher logistics costs, higher manufacturing costs and increased sales volume. For the years ended December 31, 2018 and 2017, raw material costs accounted for 65% and 66% of Reynolds Consumer Products' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $10 million, or 3%. The decrease was primarily due to lower depreciation and amortization expenses and lower advertising costs, partially offset by higher employee-related costs.

Net Other. Net other changed by $16 million, resulting in net other expenses of $12 million. The change was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Profit from operating activities	560	570
Depreciation and amortization	83	86
EBITDA	643	656
Included in Reynolds Consumer Products segment EBITDA:
Restructuring costs, net of reversals	—	5
Unrealized (gain) loss on derivatives	14	(4)
Other	(5)	3
Reynolds Consumer Products segment Adjusted EBITDA	652	660

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	3,267	86%	3,237	87%	30	1%
Inter-segment revenue	511	14%	492	13%	19	4%
Total segment revenue	3,778	100%	3,729	100%	49	1%
Cost of sales	(3,172)	(84)%	(3,008)	(81)%	(164)	(5)%
Gross profit	606	16%	721	19%	(115)	(16)%
Selling, marketing and distribution expenses/ General and administration expenses	(257)	(7)%	(268)	(7)%	11	4%
Net other income (expenses)	(36)	(1)%	(51)	(1)%	15	29%
Profit from operating activities	313	8%	402	11%	(89)	(22)%
Pactiv Foodservice segment Adjusted EBITDA	569	15%	677	18%	(108)	(16)%

Revenue. Total segment revenue increased by $49 million, or 1%. The increase was primarily due to higher pricing, largely as a result of the pass-through of input costs to customers, net of product mix impacts. This increase was partially offset by the impact of business divestitures and lower sales volume.

Cost of Sales. Cost of sales increased by $164 million, or 5%. The increase was primarily due to higher raw material, manufacturing and logistics costs. These increases were partially offset by lower costs due to business divestitures. For the years ended December 31, 2018 and 2017, raw material costs accounted for 58% and 59% of Pactiv Foodservice's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $11 million, or 4%. The decrease was primarily related to lower depreciation and amortization expenses and lower employee-related costs.

Net Other. Net other expenses decreased by $15 million to $36 million. The decrease was primarily due to decreased asset impairment charges, net of reversals, partially offset by higher losses on sale of businesses and an unfavorable change in unrealized gains and losses on derivatives. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Profit from operating activities	313	402
Depreciation and amortization	204	205
EBITDA	517	607
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	7	36
(Gain) loss on sale or disposal of businesses and non-current assets	23	11
Operational process engineering-related consultancy costs	14	12
Restructuring costs, net of reversals	2	8
Unrealized (gain) loss on derivatives	6	2
Other	—	1
Pactiv Foodservice segment Adjusted EBITDA	569	677

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	2,087	100%	2,147	100%	(60)	(3)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,087	100%	2,147	100%	(60)	(3)%
Cost of sales	(1,822)	(87)%	(1,824)	(85)%	2	—%
Gross profit	265	13%	323	15%	(58)	(18)%
Selling, marketing and distribution expenses/General and administration expenses	(176)	(8)%	(188)	(9)%	12	6%
Net other income (expenses)	(228)	(11)%	—	—%	(228)	NM
Profit from operating activities	(139)	(7)%	135	6%	(274)	NM
Graham Packaging segment Adjusted EBITDA	349	17%	397	18%	(48)	(12)%

Revenue. Total segment revenue decreased by $60 million, or 3%. The decrease was primarily due to lower sales volume, the impact of business divestitures and the application of the new revenue recognition standard, partially offset by higher pricing.

Cost of Sales. Cost of sales decreased by $2 million. The decrease was primarily due to lower sales volume, the application of the new revenue recognition standard and the impact of business divestitures, partially offset by higher raw material, logistics and manufacturing costs. For both of the years ended December 31, 2018 and 2017, raw material costs accounted for 52% of Graham Packaging's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $12 million, or 6%. The decrease was primarily due to lower employee-related costs and the impact of business divestitures.

Net Other. Net other expenses increased by $228 million. The increase was primarily due to higher asset impairment charges, including a $206 million goodwill impairment charge recognized in the current year, and a decrease in the net gain on the disposal of businesses and assets. These items have been included in the segment’s Adjusted EBITDA calculation. For more information regarding the goodwill impairment charge, refer to note 13 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Profit from operating activities	(139)	135
Depreciation and amortization	253	257
EBITDA	114	392
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	229	7
(Gain) loss on sale or disposal of businesses and non-current assets	—	(6)
Restructuring costs, net of reversals	7	4
Other	(1)	—
Graham Packaging segment Adjusted EBITDA	349	397

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	1,504	94%	1,448	93%	56	4%
Inter-segment revenue	99	6%	114	7%	(15)	(13)%
Total segment revenue	1,603	100%	1,562	100%	41	3%
Cost of sales	(1,370)	(85)%	(1,286)	(82)%	(84)	(7)%
Gross profit	233	15%	276	18%	(43)	(16)%
Selling, marketing and distribution expenses/ General and administration expenses	(68)	(4)%	(82)	(5)%	14	17%
Net other income (expenses)	3	—%	3	—%	—	—%
Profit from operating activities	168	10%	197	13%	(29)	(15)%
Evergreen segment Adjusted EBITDA	230	14%	258	17%	(28)	(11)%

Revenue. Total segment revenue increased by $41 million, or 3%. The increase was primarily due to higher pricing and product mix impacts, partially offset by lower sales volume.

Cost of Sales. Cost of sales increased by $84 million, or 7%. The increase was primarily due to higher manufacturing and logistics costs and higher raw material costs, partially offset by lower sales volume. For both of the years ended December 31, 2018 and 2017, raw material costs accounted for 41% of Evergreen's cost of sales.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $14 million, or 17%. The decrease was primarily due to lower employee-related costs.

Net Other. Net other income remained flat at $3 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Profit from operating activities	168	197
Depreciation and amortization	63	59
EBITDA	231	256
Included in Evergreen segment EBITDA:
Other	(1)	2
Evergreen segment Adjusted EBITDA	230	258

Closures Segment

	For the year ended December 31,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	822	95%	885	98%	(63)	(7)%
Inter-segment revenue	39	5%	16	2%	23	NM
Total segment revenue	861	100%	901	100%	(40)	(4)%
Cost of sales	(719)	(84)%	(746)	(83)%	27	4%
Gross profit	142	16%	155	17%	(13)	(8)%
Selling, marketing and distribution expenses/ General and administration expenses	(85)	(10)%	(95)	(11)%	10	11%
Net other income (expenses)	26	3%	(8)	(1)%	34	NM
Profit from operating activities	83	10%	52	6%	31	60%
Closures segment Adjusted EBITDA	116	13%	131	15%	(15)	(11)%

Revenue. Total segment revenue decreased by $40 million, or 4%. The decrease was primarily due to the impact of business divestitures, partially offset by higher pricing largely due to higher resin costs passed through to customers and higher sales volume in the ongoing business.

Cost of Sales. Cost of sales decreased by $27 million, or 4%. The decrease was primarily due to the impact of business divestitures and lower manufacturing costs, partially offset by higher raw material costs and higher sales volume. For the years ended December 31, 2018 and 2017, raw material costs accounted for 61% and 59% of Closures' cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $10 million, or 11%. The decrease was primarily due to the impact of business divestitures and lower employee-related cost.

Net Other. Net other changed by $34 million, resulting in net other income of $26 million. The change was primarily due to the impact of business divestitures. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Profit from operating activities	83	52
Depreciation and amortization	52	66
EBITDA	135	118
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	4	2
(Gain) loss on sale or disposal of businesses and non-current assets	(31)	6
Restructuring costs, net of reversals	8	4
Other	—	1
Closures segment Adjusted EBITDA	116	131

Corporate/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2018	2017	Change	% change
Gross profit (loss)	(1)	(6)	5	83%
Selling, marketing and distribution expenses/General and administration expenses	(98)	(102)	4	4%
Net other income (expenses)	(32)	(26)	(6)	(23)%
Loss from operating activities	(131)	(134)	3	2%
Corporate/Unallocated Adjusted EBITDA	(44)	(45)	1	2%

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $4 million, or 4%.

Net Other. Net other expenses increased by $6 million to $32 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Loss from operating activities	(131)	(134)
Depreciation and amortization	—	1
EBITDA	(131)	(133)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense, net of settlement gain	56	58
Related party management fee	28	31
Other	3	(1)
Corporate/Unallocated Adjusted EBITDA	(44)	(45)

Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2017	% of revenue	2016	% of revenue	Change	% change
Revenue	10,524	100%	10,646	100%	(122)	(1)%
Cost of sales	(8,202)	(78)%	(8,259)	(78)%	57	1%
Gross profit	2,322	22%	2,387	22%	(65)	(3)%
Selling, marketing and distribution expenses/General and administration expenses	(1,022)	(10)%	(1,170)	(11)%	148	13%
Net other income (expenses)	(78)	(1)%	(72)	(1)%	(6)	(8)%
Profit from operating activities	1,222	12%	1,145	11%	77	7%
Financial income	49	—%	169	2%	(120)	(71)%
Financial expenses	(750)	(7)%	(1,042)	(10)%	292	28%
Net financial income (expenses)	(701)	(7)%	(873)	(8)%	172	20%
Profit (loss) from continuing operations before income tax	521	5%	272	3%	249	92%
Income tax (expense) benefit	(81)	(1)%	(105)	(1)%	24	23%
Profit (loss) from continuing operations	440	4%	167	2%	273	NM
Profit (loss) from discontinued operations, net of income tax	(1)	NM	(6)	NM	5	83%
Profit (loss) for the year	439	NM	161	NM	278	NM
Depreciation and amortization from continuing operations	674	6%	707	7%	(33)	(5)%
RGHL Group Adjusted EBITDA(1) from continuing operations	2,078	20%	2,103	20%	(25)	(1)%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to this financial measure.

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

Net Financial Income (Expenses). Net financial expenses decreased by $172 million to $701 million. The decrease was primarily due to a $227 million decrease in interest expense as a result of debt repayments and a decrease of $101 million in losses on extinguishment of debt. These decreases were partially offset by an unfavorable change of $105 million in the fair value of embedded derivatives and a $57 million unfavorable change in foreign currency exchange gains and losses. For more information regarding financial income (expenses) and borrowings, refer to notes 8 and 15.

Income Tax. We recognized income tax expense of $81 million on profit before income tax of $521 million (an effective tax rate of 16%) compared to income tax expense of $105 million on profit before income tax of $272 million (an effective tax rate of 39%) for the prior year. The effective tax rate for the year ended December 31, 2017 is primarily the result of: (i) legislative changes enacted in the United States, (ii) the mix of book income and losses taxed at varying rates among the jurisdictions in which the RGHL Group operates and (iii) the inability to realize a tax benefit for losses and other temporary differences in certain jurisdictions. For a reconciliation of income tax expense, refer to note 9.

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

Net Other. Net other expenses decreased by $6 million. The decrease was primarily due to lower asset impairment charges. This item has been included in the segment’s Adjusted EBITDA calculation.

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

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $61 million, or 37%. Non-cash pension expense decreased by $65 million due to the assumption of pension liabilities in the prior year, net of settlement gains associated with various initiatives to reduce the future administrative costs of pension plans. For further information, refer to note 16. Non-cash pension expense, net of settlement gain has been included in the segment’s Adjusted EBITDA calculation.

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

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group's cash flows for the years presented:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Net cash flows from (used in) operating activities	950	840	876
Net cash flows from (used in) investing activities	(440)	(359)	(157)
Net cash flows from (used in) financing activities	(357)	(785)	(1,749)
Net increase (decrease) in cash and cash equivalents	153	(304)	(1,030)

Cash Flows from (used in) Operating Activities

Cash provided by operations was $950 million in 2018 compared to $840 million for the year ended December 31, 2017, an increase in cash inflows of $110 million. The increase was driven by favorable working capital fluctuations, a decrease of $53 million in cash tax payments, net of refunds, partially due to U.S. tax legislative changes and a decrease of $25 million in interest payments due to a reduction in outstanding principal borrowings.

Cash provided by operations was $840 million in 2017 compared to $876 million for the year ended December 31, 2016, a decrease of $36 million in cash inflows. Working capital increased by $263 million, primarily related to increases in accounts receivable and inventory. Cash tax payments, net of refunds, increased by $33 million. Interest payments decreased by $265 million due to a reduction in outstanding principal borrowings. Redemption premium payments decreased by $111 million due to lower repayments of borrowings. Refer to note 15 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information regarding these transactions.

Cash Flows from (used in) Investing Activities

Cash used in investing activities was $440 million in 2018 compared to cash used in investing activities of $359 million in the prior year, a change of $81 million. The current year includes an increase of $175 million in capital expenditures, partially offset by an increase of $74 million in net cash proceeds from business divestitures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash used in investing activities was $359 million for the year ended December 31, 2017 compared to cash used in investing activities of $157 million for the year ended December 31, 2016, a change of $202 million. The year ended December 31, 2016 included net cash proceeds of $162 million of contingent consideration received from the sale of SIG, a segment we sold in 2015. The year ended December 31, 2017 included $44 million of proceeds received from the sale of various businesses and an increase of $86 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities

The net cash outflow during each respective year is summarized as follows:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Drawdown of borrowings	—	452	4,706
Repayment of borrowings	(352)	(1,221)	(6,339)
Payment of debt transaction costs	—	(10)	(110)
Other	(5)	(6)	(6)
Net cash outflow	(357)	(785)	(1,749)

Refer to note 15 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures increased by $175 million, or 43%, to $585 million in the current year. The increase reflects higher investments made in the current year.

We expect to incur approximately $650 million in capital expenditures during 2019 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Capital expenditures increased by $86 million, or 27%, in 2017 compared to 2016. The increase reflects higher investments made in 2017 as well as the timing of expenditures.

Capital Resources

We have substantial debt and debt service obligations. As of December 31, 2018, our total indebtedness of $11,076 million was comprised of the outstanding principal amounts of our borrowings.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Credit Agreement. The collateral consists of substantially all the assets of the issuers and the guarantors.

As of December 31, 2018, the Credit Agreement included a revolving facility of $302 million, which was utilized in the amount of $58 million in the form of bank guarantees and letters of credit.

Certain members of the RGHL Group are parties to the Securitization Facility pursuant to which the RGHL Group can borrow up to $600 million. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2018, the RGHL Group had drawn $420 million under the Securitization Facility.

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

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facility of our Credit Agreement, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents and availability under our Securitization Facility, as of December 31, 2018, we had $244 million available for drawing under our revolving credit facility. Our revolving credit facility matures in August 2021. Our Securitization Facility matures in March 2022.

Our ability to borrow under our revolving credit facility, the Securitization Facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

On January 15, 2018, the RGHL Group repaid upon maturity all of the $16 million aggregate principal amount outstanding of the 6.400% Notes due 2018 plus accrued and unpaid interest.

On February 15, 2018, the RGHL Group repaid $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 101.146% plus accrued and unpaid interest.

As of December 31, 2018, our total indebtedness of $11,076 million was comprised of the outstanding principal amounts of our borrowings. Our 2019 annual cash interest obligations on our Credit Agreement, the Reynolds Notes, the Securitization Facility and our other indebtedness are expected to be approximately $620 million, assuming interest on our floating rate debt not covered by interest rate swaps continues to accrue at the current interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 15 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing certain of our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured first lien leverage ratio, (ii) under the indenture governing the 5.125% Senior Secured Notes due 2023 and the Floating Rate Senior Secured Notes due 2021, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio and (iii) under the indentures governing our Reynolds Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the Credit Agreement's total secured leverage ratio covenant. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis.

The Credit Agreement and the indentures governing the Reynolds Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement, the indentures governing the Reynolds Notes and our other outstanding indebtedness. We expect to remain in compliance with our covenants.

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

Embedded Derivatives

We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of December 31, 2018, our non-current derivative asset associated with embedded derivatives was $12 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.

Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2018:

	Payments, due by period, as of December 31, 2018
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,015	1,015	—	—	—
Financial liabilities(1)	14,319	1,135	5,459	6,281	1,444
Operating leases	383	104	148	81	50
Unconditional capital expenditure obligations	159	159	—	—	—
Total contractual obligations	15,876	2,413	5,607	6,362	1,494

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of December 31, 2018.

As of December 31, 2018, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $983 million. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above. We expect to make no contributions to the Pactiv Retirement Plan in 2019. Expected contributions during the year ending December 31, 2019 for all other defined benefit plans are estimated to be up to $6 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were made in 2017 or 2018 or will be due in 2019 for the year ended December 31, 2018.

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

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2018, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.

Off-Balance Sheet Arrangements

Other than operating leases entered into in the normal course of business, we have no material off-balance sheet obligations.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings, interest rate swaps and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through of changes in commodity prices to customers. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2018. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our Securitization Facility. As of December 31, 2018, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of December 31,

2018, the Credit Agreement included interest rate floors of 0.0% per annum on the revolving loan and the U.S. and European term loans. As of December 31, 2018, the Securitization Facility accrued interest at a floating rate with a 0% floor.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2018, the applicable three-month Dollar LIBO Rate was 2.44%. In July 2016, the RGHL Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of December 31, 2018 the applicable rates were 2.52% and (0.36)%, respectively. Based on our outstanding debt commitments as of December 31, 2018, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $32 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $32 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

The underlying rate for our Securitization Facility is the one-month LIBOR. As of December 31, 2018 the applicable one-month LIBOR was 2.47%. Based on our outstanding debt commitments under our Securitization Facility as of December 31, 2018, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

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

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. We had no outstanding foreign currency derivative contracts as of December 31, 2018.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin (and its components), natural gas, electricity, aluminum and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass through these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of December 31, 2018.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
High density polyethylene swaps	pound	9,600,000	$0.85 - $0.85	Jan 2019 - Dec 2019
Aluminum swaps	metric tonne	34,711	$1,925.00 - $2,499.50	Jan 2019 - Dec 2019
Aluminum Midwest Premium swaps	metric tonne	4,126	$403.45 - $407.85	Jan 2019 - Dec 2019
Natural gas swaps	million BTU	3,508,032	$2.58 - $3.14	Jan 2019 - Dec 2019
Ethylene	pound	2,730,973	$0.29 - $0.29	Jan 2019 - Apr 2019
Polymer-grade propylene swaps	pound	29,590,584	$0.44 - $0.61	Jan 2019 - Jun 2019
Benzene swaps	U.S. liquid gallon	9,826,568	$2.24 - $3.07	Feb 2019 - Sep 2019
Diesel swaps	U.S. liquid gallon	5,020,626	$2.88 - $3.42	Jan 2019 - Dec 2019
Low-density polyethylene swaps	pound	18,000,000	$0.85 - $0.93	Jan 2019 - Dec 2019

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2018, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $17 million. During the year ended December 31, 2018, we recognized a $22 million unrealized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a $18 million realized loss as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2018, would have resulted in a $2 million increase (decrease) in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

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

The recoverable amount of an asset or cash generating unit ("CGU") is the greater of its fair value less costs to dispose and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to dispose, the forecasted future Adjusted EBITDA to be generated by the asset or CGU being assessed is multiplied by earnings multiples.

The estimated fair value less costs to dispose of the Reynolds® and Hefty® trademarks have first been determined as individual assets using the relief from royalty method.

The recoverability of goodwill is tested at the individual segment level, which is the lowest level within the RGHL Group at which goodwill is monitored for internal management purposes. The recoverability of indefinite life intangible assets is tested at a group of CGUs that supports the indefinite life intangible assets. For all years presented in this annual report, the recoverability analysis was based on fair value less costs to dispose.

In estimating fair values, we make significant judgments with respect to the revenue, forecasted 2019 Adjusted EBITDA, discount rates and useful lives of our assets. The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. We believe we make every reasonable effort to ensure that we accurately estimate the fair value of the assets. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. A hypothetical 10% change in any of the key assumptions would not result in an impairment, except for Graham Packaging, as all recoverable amounts exceeded carrying value by a substantial amount.

In performing the annual impairment test for goodwill as of December 31, 2018 and in conjunction with the RGHL Group's 2019 budgeting process, the RGHL Group determined that a goodwill impairment charge of $206 million arose in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three months ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount has been determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. The key assumptions associated with determining the estimated fair value are forecasted Adjusted EBITDA and a relevant earnings multiple. The impairment charge has been recognized in net other income (expenses) in the statement of comprehensive income. As a result of the impairment, the carrying value of Graham Packaging is the same as its recoverable amount. A reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment.
For additional information, refer to note 4.1 and note 13 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Income Taxes

Determining the RGHL Group's worldwide income tax provision and income tax liability requires significant judgment and the use of accounting estimates and assumptions, some of which are highly uncertain. Each taxing jurisdiction's laws are complex and may be subject to differing interpretations by the taxpayer and the respective taxing authorities. Significant judgment is required in evaluating the RGHL Group's tax positions, including evaluating uncertainties. To the extent actual results differ from these estimates in future periods and depending on the tax strategies that we may implement, our financial position may be affected.

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

In addition, certain amounts have been determined on a provisional basis as a result of recent changes in U.S. federal tax legislation. For more information, refer to note 9.2 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Revenue Recognition

We manufacture and sell a range of consumer food, beverage and food service packaging products. We enter into a variety of arrangements with customers, including pricing arrangements and master supply arrangements, which outline the terms under which we do business with a specific customer. We also sell to some customers solely based on purchase orders. We have concluded that for the vast majority of our revenue, our contracts with customers are either a purchase order or the combination of a purchase order with a master supply arrangement.

Revenue is recognized for these arrangements over time or at a point in time depending on our evaluation of when the customer obtains control of the promised products or services. Revenue from customer products which have no alternative use, for which an enforceable right to payment exists, is recognized over time such that a portion of revenue will be recognized prior to the delivery of these products. All other revenue is recognized at a point in time, which is typically on delivery. All revenue is recognized net of any related rebates, discounts and tax.

The nature of our contracts gives rise to several types of variable consideration. The recognition of revenue is dependent on the terms of the individual arrangements of a sale. In arriving at net revenue, we estimate the amount of deductions from revenue that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts. In addition, in certain of our businesses, we participate in customer pricing programs that provide price discounts to the ultimate end-users of our products in the form of redeemable coupons. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information reasonably available to us, including historical and current market trends which are affected by seasonality and competitiveness of promotional programs being offered. Accumulated experience is used to estimate and provide for the expected value of these discounts. We include estimated amounts in the transaction price to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates are reviewed quarterly for possible revisions. In the event that future revenue deduction trends vary significantly from past or expected trends, reported revenue may increase or decrease by a material amount.

For arrangements that include multiple performance obligations, we allocate revenue to each performance obligation based on estimates of the price that would be charged to the customer for each promised product or service if it were sold on a standalone basis. The durations for these arrangements are short-term, not exceeding one year.

Employee Benefits

The RGHL Group operates a number of defined benefit pension plans, which define the level of pension benefit an employee will receive on retirement. We operate defined benefit plans in several countries including the United States. We also operate post-employment medical benefit plans in the United States. Amounts recognized under these plans are determined using actuarial valuation methods. These methods involve assumptions regarding variables such as discount rate, expected salary increases, the retirement age and life expectancies of employees and future healthcare costs. These assumptions are reviewed at least annually and reflect estimates at the measurement date. Changes in these key assumptions, including the discount rate, can have a significant impact on our defined benefit obligations, future funding requirements and post-employment benefit costs recognized. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense. Holding all other assumptions constant, a one-half percentage point increase in the discount rate would decrease the defined benefit obligation by $205 million and decrease pre-tax pension expense by $6 million. A one-half percentage point decrease in the discount rate would increase the defined benefit obligation by $224 million and increase pre-tax pension expense by $5 million. For more information, refer to note 16 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Directors of RGHL and BP I and Senior Management of the RGHL Group

Directors of RGHL and BP I and Members of the RGHL Group's senior management and the respective principal boards are as follows:

Name	Role	Age
Directors:
Graeme Hart	Sole indirect owner and Director of RGHL	63
Thomas Degnan	Director of RGHL	71
Bryce Murray	Director of RGHL and BP I (retired in 2018)	61
Helen Golding	Director of RGHL and BP I (appointed in 2018)	56
Gregory Cole	Director of RGHL and BP I	55
Allen Hugli	Director of BP I	56
Senior Management of the RGHL Group:
Thomas Degnan	Chief Executive Officer of RGHL	71
Allen Hugli	Chief Financial Officer of RGHL	56
Joseph Doyle	Group Legal Counsel of RGHL	59
Lance Mitchell	Chief Executive Officer of Reynolds Consumer Products	59
John McGrath	Chief Executive Officer of Pactiv Foodservice	60
Michael King	Chief Executive Officer of Graham Packaging	39
John Rooney	Chief Executive Officer of Evergreen	55
Floyd Needham	Chief Executive Officer of Closures	50

RGHL has no independent directors. The directors do not serve a specified term and can be removed at any time by the indirect owner.

Graeme Hart is the sole indirect owner and a director of RGHL. He is also the ultimate owner of Carter Holt Harvey, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies and wood products, mainly in Australia and New Zealand, and the ultimate owner and a director of FRAM Group Holdings Limited ("FRAM Holdings"), a leading supplier to the light and heavy-duty vehicle aftermarket for replacement parts. In addition, Mr. Hart is the sole shareholder and a director of Rank Group Limited ("Rank Group") and a director of a number of private investment companies.

Thomas Degnan is a director and the Chief Executive Officer of RGHL and FRAM Holdings. He is also a director and officer of a number of companies within the RGHL Group. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies.

Bryce Murray was a director of RGHL and BP I until he retired in 2018. Mr. Murray was a member of the RGHL Audit Committee. In addition, he was a director of a number of other companies within the RGHL Group. He also was a director of FRAM Holdings, Rank Group and other entities owned by Mr. Hart. He also had primary responsibility for the operational management of the Carter Holt Harvey group of companies. He joined Rank Group in 1992 as Chief Financial Officer and held this position until 2004. During his time with Rank Group, Mr. Murray held a number of roles involving financial control, financing, acquisitions, divestments and strategy. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies. Prior to joining Rank Group, Mr. Murray was a partner with the accounting firm Deloitte Touche Tohmatsu. Mr. Murray retired from the board of RGHL on December 11, 2018 and from the board of BP I on November 23, 2018.

Gregory Cole is a director of RGHL and BP I. Mr. Cole is a member of the RGHL Audit Committee. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also a director of FRAM Holdings, Rank Group and other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 2004. From 1994 to 2004, Mr. Cole was a partner with Deloitte Touche Tohmatsu, a firm he joined in 1986.

Helen Golding is a director of RGHL and BP I and is a member of the RGHL Audit Committee. In addition, she is an officer of a number of other companies within the RGHL Group. Ms. Golding is a director of Rank Group and a director of other entities owned by Mr. Hart. She is also Group Legal Counsel of Rank Group, a position she had held since 2006. Prior to joining Rank Group, Ms. Golding was Company Secretary and Group Legal Counsel of Burns, Philp & Company Pty Limited from 1998 to 2006. Prior to joining Burns, Philp & Company Pty Limited, she was a private practitioner in a Sydney-based law firm.

Allen Hugli is the Chief Financial Officer of RGHL and a director of BP I. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also the Chief Financial Officer and a director of FRAM Holdings, Rank Group and a director of other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 1993. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand.

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

Michael King is the Chief Executive Officer of Graham Packaging. He was appointed the Chief Executive Officer in late 2018. He also served as President of Graham Packaging North America from April 2017 to November 2018. Prior to Graham Packaging, Mr. King worked as the President of the FRAM Group from August 2015 to April 2017. Mr. King has held leadership assignments including Global Vice President of Sales and Marketing at Graham Packaging, Global Sales Director at Graham Packaging, General Manager of TI Automotive Fuel Systems Division and Global Director of Sales and Engineering at TI Automotive Fuel Systems. He began his career as an engineer with Lear Corporation located in Dearborn, Michigan supporting Toyota, General Motors and Ford Motor Company.

John Rooney is the Chief Executive Officer of Evergreen. He also served as Chief Executive Officer of the combined operations of Graham Packaging, Evergreen and Closures ("GEC") from early 2016 to late 2018 and Chief Executive Officer of Graham Packaging from November 2015 to late 2018. He also served as Chief Executive Officer of Evergreen from May 2011 to June 2016. Mr. Rooney had worked at Evergreen since 1991 in a number of progressive leadership assignments including Plant Manager, International Marketing, Business Integration and General Manager of Evergreen Packaging Equipment.

Robert Shanahan was the Chief Executive Officer of Evergreen. He was appointed Chief Executive Officer in June 2016. Mr. Shanahan worked at Evergreen since the acquisition of Blue Ridge Paper Products in 2007. He served Evergreen in a number of progressive leadership assignments including Mill Manager, Vice President Mill Operations and Chief Operations Officer. With over 33 years of combined experience with Champion Paper, Blue Ridge Paper Products and Evergreen, Mr. Shanahan previously served as Vice President and General Manager of Blue Ridge Paper Products and held a number of managerial and technical positions. Mr. Shanahan retired as the Chief Executive Officer of Evergreen in December 2018.

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

Other

Board Committees

RGHL's board has appointed an Audit Committee to oversee the financial reporting process including the hiring and performance of external auditors and to monitor the internal control process and the choice of accounting policies and principles. The members of the Audit Committee are Mr. Gregory Cole and Ms. Helen Golding. Effective December 11, 2018, Mr. Bryce Murray retired and Ms. Helen Golding was appointed. The Audit Committee has adopted a charter under which the Audit Committee operates. The charter provides that the Audit Committee will be appointed annually by the board. The board may remove or replace members of the Audit Committee at any time.

RGHL does not have a Compensation Committee.

Employees

RGHL and its subsidiaries had approximately 27,000 employees as of December 31, 2018 and 28,000 employees as of December 31, 2017. Further information regarding the employees of each of the five segments is included in "Item 4. Information on RGHL — Business Overview."

Share Ownership

None of the directors of RGHL or BP I or the senior management of the RGHL Group directly hold shares in RGHL or BP I.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders and Beneficial Ownership

RGHL and BP I are indirectly wholly-owned by Mr. Graeme Hart. Other than Mr. Graeme Hart, no director or member of our executive team beneficially owns any shares of RGHL or BP I.

As of February 13, 2019, RGHL has issued 71,500,004 shares, which are all owned by Packaging Finance Limited, a New Zealand corporation, which is 100% owned by Packaging Holdings Limited, a New Zealand corporation, which is 100% owned by Mr. Graeme Hart. BP I has issued 382,995 shares, all of which are owned by RGHL.

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

Rank Group Loan Agreement

We are party to a loan agreement with Rank Group under which Rank Group may request and, with our agreement, receive one or more advances. Advances are unsecured and repayable on demand. However, advances and interest are currently subordinated on terms such that, unless otherwise permitted, no payments can be made until the obligations under a Rank Group senior secured credit facility are repaid in full. Advances due from Rank Group accrue interest at a rate based on the average 90 day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by us. Refer to note 20 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

In August 2017, Rank Group repaid $24 million of the related party loan receivable balance and the RGHL Group, by way of a payment direction, repaid $23 million of outstanding related party trade payable balances due to Rank Group and $1 million of outstanding related party borrowings with Packaging Holdings Limited. For the year ended December 31, 2018 interest was charged at 5.16% to 5.26%, and for the year ended December 31, 2017, interest was charged at 5.16% to 5.25%. As of December 31, 2018 and December 31, 2017, $328 million and $329 million, respectively, inclusive of capitalized interest, was outstanding under the loan. As of February 13, 2019, $331 million, including capitalized interest, was outstanding under the loan.

Rank Group Management Fee and Service Agreement

The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. During the year ended December 31, 2016, the Group entered into a services agreement with Rank Group, an entity that is also controlled by the RGHL Group's ultimate shareholder. Refer to notes 20 and 24 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information.

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

Structure

As of December 31, 2018, the senior secured credit facilities under the Credit Agreement consisted of the following:

•
$3,248 million principal amount outstanding of U.S. Term Loans which were borrowed by Reynolds Consumer Products Holdings LLC, Reynolds Group Holdings Inc., Pactiv LLC, Evergreen Packaging LLC, Reynolds Consumer Products LLC, Graham Packaging Company Inc., Closure Systems International Inc., Closure Systems International Holdings LLC and Beverage Packaging Holdings III Limited ("BP III") (together, the “U.S. Term Borrowers”);

•	€244 million principal amount outstanding of European Term Loans which were borrowed by Closure Systems International Limited, BP III and Pactiv LLC (together, the “European Term Borrowers”); and

•	a U.S. revolving credit facility of $302 million (of which up to $150 million may be drawn by way of letters of credit), which is available to the U.S. Term Borrowers and the European Term Borrowers.

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

The outstanding Term Loans under the Credit Agreement are required to be prepaid with: (a) up to 50% of excess cash flow (which will be reduced to 25% if a specified senior secured first lien leverage ratio is met); (b) 100% of the net cash proceeds of certain asset dispositions (provided that a portion of the net cash proceeds of an asset disposition may be used to prepay or repurchase the Reynolds Senior Secured Notes to the extent required under the indentures governing the Reynolds Senior Secured Notes, as applicable), subject to certain thresholds and reinvestment provisions and (c) 100% of the net proceeds of debt that is incurred in violation of the Credit Agreement.

The U.S. Term Loans and the European Term Loans amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on February 7, 2017 (subject to certain adjustments) and, in each case, with the balance payable in full on the maturity date thereof. Quarterly amortization payments may be reduced by any mandatory or voluntary prepayments including excess cash flow payments. For the fiscal years ended December 31, 2018, 2017 and 2016, no excess cash flow payments were required.

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

(B) in the case of borrowings bearing interest at a rate determined by reference to the Adjusted LIBO Rate ("Eurocurrency" borrowings) denominated in U.S. dollars, the LIBO Rate (as defined in the Credit Agreement) for the interest period in effect multiplied by statutory reserves;

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

The applicable margin with respect to the Term Loans is equal to (i) with respect to any Eurocurrency U.S. Term Loan, 2.75% per annum (or 3.00%, if the public corporate and public corporate family ratings of the RGHL Group is rated less than B/B2 by S&P and Moody’s, respectively), (ii) with respect to any Eurocurrency European Term Loan, 3.25% per annum (or 3.50%, if the public corporate and public corporate family ratings of the RGHL Group is rated less than B/B2 by S&P and Moody's, respectively); (iii) with respect to any Daily Rate U.S. Term Loan, 1.75% per annum (or 2.00%, if the public corporate and public corporate family ratings of the RGHL Group is rated less than B/B2 by S&P and Moody’s, respectively); and (iv) with respect to any Daily Rate European Term Loan, 2.25% per annum (or 2.50%, if the public corporate and public corporate family ratings of the RGHL Group is rated less than B/B2 by S&P and Moody's, respectively).

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

Reynolds Notes

As of December 31, 2018, the RGHL Group had outstanding:

•	$3,137 million in principal amount of 5.750% Senior Secured Notes due 2020;

•	$345 million in principal amount of 6.875% Senior Secured Notes due 2021;

•	$750 million in principal amount of Floating Rate Senior Secured Notes due 2021;

•	$1,600 million in principal amount of 5.125% Senior Secured Notes due 2023; and

•	$800 million in principal amount of 7.000% Senior Notes due 2024.

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

As of December 31, 2018, Pactiv had outstanding:

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

On February 15, 2018, the RGHL Group redeemed $300 million aggregate principal amount of its outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 101.146% plus accrued and unpaid interest.

Securitization Facility

On March 22, 2017, the RGHL Group entered into the Securitization Facility, of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The Securitization Facility matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. The Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade receivables by the RGHL Group. The Securitization Facility has an interest rate equal to one-month LIBOR with a 0% floor, plus a margin of 1.75% per annum. As of December 31, 2018, $420 million was drawn under the Securitization Facility.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2018.

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

Management evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of the RGHL Group's internal control over financial reporting as of December 31, 2018 and concluded that such internal control over financial reporting is effective.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Mr. Gregory Cole, a member of the Company's Audit Committee, has been designated by the Board as the Company's “Audit Committee Financial Expert” (as defined by the SEC). Mr. Cole is not independent of management as defined by the listing standards of the New York Stock Exchange.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to the RGHL Group for professional services rendered by the company's principal accountant:

	For the year ended December 31,
(In $ million)	2018	2017
Audit fees(1)	6	6
Audit-related fees(2)	—	—
All other fees(3)	—	2
Total	6	8

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
1.1.
Certificate of Incorporation of Reynolds Group Holdings Limited (previously filed as Exhibit 1.1 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.2.
Constitution of Reynolds Group Holdings Limited (previously filed as Exhibit 1.1 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.3.
Certificate of Incorporation of Beverage Packaging Holdings I Limited (previously filed as Exhibit 1.3 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.4.	Constitution of Beverage Packaging Holdings I Limited (previously filed as Exhibit 1.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.5.
Certificate of Incorporation of Beverage Packaging Holdings III Limited (previously filed as Exhibit 1.5 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.6.	Constitution of Beverage Packaging Holdings III Limited (previously filed as Exhibit 1.6 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.7.
Certificate of Incorporation of Beverage Packaging Holdings V Limited (previously filed as Exhibit 1.7 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.8.	Constitution of Beverage Packaging Holdings V Limited (previously filed as Exhibit 1.8 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.9.
Certificate of Incorporation of Reynolds Group Issuer (New Zealand) Limited (previously filed as Exhibit 1.9 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.10.
Constitution of Reynolds Group Issuer (New Zealand) Limited (previously filed as Exhibit 1.10 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.11.
Certificate of Incorporation of Reynolds Packaging International Limited (previously filed as Exhibit 1.11 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.12.	Constitution of Reynolds Packaging International Limited (previously filed as Exhibit 1.12 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.13.	Certificate of Incorporation of Evergreen Packaging International Limited, filed herein
1.14.
Constitution of Evergreen Packaging International Limited (previously filed as Exhibit 1.14 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.15.
Certificate of Incorporation of Closure Systems International Limited (previously filed as Exhibit 1.15 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.16.	Constitution of Closure Systems International Limited (previously filed as Exhibit 1.16 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.17.	Certificate of Incorporation of Reynolds Packaging I Limited, filed herein
1.18.	Constitution of Reynolds Packaging I Limited, filed herein
1.19.	Certificate of Incorporation of Beverage Packaging (New Zealand) Limited, filed herein
1.20.
Constitution of Beverage Packaging (New Zealand) Limited (formerly Taurus Australia Holdings Limited) (previously filed as Exhibit 1.18 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.21.
Certificate of Incorporation of Reynolds Group Holdings Inc. (previously filed as Exhibit 1.41 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

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

1.30.	By-laws of RenPac Holdings Inc. (previously filed as Exhibit 1.193 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.31.
Certificate of Formation of Reynolds Consumer Products Holdings LLC (formerly known as Reynolds Consumer Products Holdings Inc.) (previously filed as Exhibit 1.31 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

1.32.
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
1.55.
Certificate of Formation of GEC Packaging Technologies LLC (previously filed as Exhibit 1.55 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.56.
Limited Liability Company Agreement of GEC Packaging Technologies LLC (previously filed as Exhibit 1.257 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)

1.57.
Certificate of Incorporation of Graham Packaging Company Inc. (previously filed as Exhibit 1.189 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

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

1.63.	Certificate of Formation of GPC US LLC (previously filed as Exhibit 1.63 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.64.	Limited Liability Company Agreement of GPC US LLC (previously filed as Exhibit 1.64 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

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
1.71.
Limited Liability Company Agreement of GPC Sub GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.72.
Amended and Restated Certificate of Incorporation of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.26 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)

1.73.
Amended and Restated By-Laws of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.28 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.74.
Certificate of Formation of Graham Packaging Plastic Products LLC (previously filed as Exhibit 1.74 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.75.
Certification of Conversion of Graham Packaging Plastic Products LLC (previously filed as Exhibit 1.75 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.76.
Limited Liability Company Agreement of Graham Packaging Plastic Products LLC (previously filed as Exhibit 1.76 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.77.
Amended and Restated Limited Liability Company Agreement of Graham Packaging Plastic Products LLC (previously filed as Exhibit 1.77 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.78.
Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.79.
Form of First Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.55 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.80.
Second Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.56 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.81.
Third Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.57 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.82.
Fourth Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.58 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.83.
Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.59 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.84.
Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.60 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.85.
Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.61 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.86.
By-Laws of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.62 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.87.
Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.63 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.88.
Certificate of Amendment of Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.64 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.89.
Articles of Conversion of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.65 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.90.
Certificate of Amendment to the Certificate of Formation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.66 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.91.
Amended and Restated Single Member Operating Agreement of Graham Packaging PX, LLC (previously filed as Exhibit 1.235 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

1.92.	Certificate of Formation of Evergreen Packaging LLC (previously filed as Exhibit 1.92 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.93.	Certification of Conversion of Evergreen Packaging LLC (previously filed as Exhibit 1.93 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.94.
Limited Liability Company Agreement of Evergreen Packaging LLC (previously filed as Exhibit 1.94 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.95.	Certificate of Formation of Blue Ridge Holding LLC (previously filed as Exhibit 1.95 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.96.	Certification of Conversion of Blue Ridge Holding LLC (previously filed as Exhibit 1.96 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.97.
Limited Liability Company Agreement of Blue Ridge Holding LLC (previously filed as Exhibit 1.97 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.98.
Certificate of Formation of Blue Ridge Paper Products LLC (previously filed as Exhibit 1.98 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.99.
Certification of Conversion of Blue Ridge Paper Products LLC (previously filed as Exhibit 1.99 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.100.
Limited Liability Company Agreement of Blue Ridge Paper Products LLC (previously filed as Exhibit 1.100 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.101.
Limited Liability Company Articles of Organization of BRPP, LLC (previously filed as Exhibit 1.61 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

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
2.1.
Form of 5.750% Senior Secured Note due 2020 (included in Exhibit 2.1.1 hereto) (previously filed as Exhibit 2.22.4 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.1.1.
5.750% Senior Secured Notes due 2020 Indenture, dated as of September 28, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent (previously filed as Exhibit 2.6.41 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.1.2.
Form of Supplemental Indenture with respect to guarantor accessions to the 5.750% Senior Secured Notes due 2020, together with a list identifying the substantially similar agreements not filed, filed herein

2.1.3.
Twelfth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of November 3, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.6.97 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)

2.1.4.
Thirteenth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of June 30, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.1.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.1.5.
Fourteenth Senior Secured Notes Supplemental Indenture to the 5.750% Senior Secured Notes due 2020, dated as of October 31, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.1.5 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.2.
Form of 6.875% Senior Secured Note due 2021 (included in Exhibit 2.2.1 hereto) (previously filed as Exhibit 2.21 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

2.2.1.
6.875% Senior Secured Notes due 2021 Indenture, dated as of February 1, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, collateral agent and registrar, Wilmington Trust (London) Limited, as additional collateral agent and The Bank of New York Mellon, London Branch, as paying agent (previously filed as Exhibit 2.5 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

2.2.2.
Form of Supplemental Indenture with respect to guarantor accessions to the 6.875% Senior Secured Notes due 2021, together with a list identifying the substantially similar agreements not filed, filed herein

2.2.3.
Eleventh Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of September 8, 2011, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.5.11 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

2.2.4.
Fourteenth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of May 10, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.5.14 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on May 11, 2012)

2.2.5.
Fifteenth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 15, 2012, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A., certain additional note guarantors listed thereto, The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.5.15 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on June 21, 2012)

2.2.6.
Twenty-seventh Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of November 3, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.5.2 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)

2.2.7.
Twenty-Eighth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of June 30, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.2.7 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.2.8.
Twenty-Ninth Senior Secured Notes Supplemental Indenture to the 6.875% Senior Secured Notes due 2021 Indenture, dated as of October 31, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., Beverage Packaging Holdings (Luxembourg) I S.A. and The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.2.8 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.3.
Collateral Agreement, dated as of November 5, 2009, among Reynolds Consumer Products Holdings Inc., Reynolds Group Holdings Inc., Closure Systems International Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the grantors from time to time party thereto and The Bank Of New York Mellon, as collateral agent (previously filed as Exhibit 2.13 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.1.
Supplement No. 2 to the Collateral Agreement, dated as of February 2, 2010, between Closure Systems International Americas, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.2 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.2.
Supplement No. 3 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.3 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.3.
Supplement No. 6 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Holding Corp. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.6 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.4.
Supplement No. 7 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Paper Products Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.7 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.5.
Supplement No. 8 to the Collateral Agreement, dated as of May 4, 2010, between by BRPP, LLC and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.8 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.6.
Supplement No. 16 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.15 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.7.
Supplement No. 21 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv International Holdings Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.20 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.8.
Supplement No. 22 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Management Company LLC and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.21 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.9.
Supplement No. 23 to the Collateral Agreement, dated as of November 16, 2010, between PCA West Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.22 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.10.
Supplement No. 26 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Packaging Inc. (formerly PWP Industries, Inc.) and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.25 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.11.
Supplement No. 30 to the Collateral Agreement, dated as of September 8, 2011, between Graham Packaging Company Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.13.29 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.12.
Supplement No. 32 to the Collateral Agreement, dated as of September 8, 2011, between BCP/Graham Holdings LLC and The Bank of New York Mellon (previously filed as Exhibit 2.13.31 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.13.
Supplement No. 33 to the Collateral Agreement, dated as of October 14, 2011, between Reynolds Manufacturing, Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.13.32 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.14.
Supplement No. 34 to the Collateral Agreement, dated as of October 14, 2011, between RenPac Holdings Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.13.33 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.15.
Supplement No. 35 to the Collateral Agreement, dated as of March 20, 2012, between certain additional guarantors and The Bank of New York Mellon (previously filed as Exhibit 2.13.34 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

2.3.16.
Supplement No. 37 to the Collateral Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon (previously filed as Exhibit 2.13.36 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.3.17.
Supplement No. 39 to the Collateral Agreement dated as of November 15, 2013, between certain additional guarantors and The Bank of New York Mellon(previously filed as Exhibit 2.13.38 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F/A on February 27, 2014)

2.3.18.
Supplement No. 41 to the Collateral Agreement dated as of October 25, 2016, between GEC Packaging Technologies LLC and The Bank of New York Mellon (previously filed as Exhibit 2.3.18 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.3.19.
Supplement No. 42 to the Collateral Agreement, dated as of November 21, 2017, between GPC US LLC and The Bank of New York Mellon (previously filed as Exhibit 2.3.19 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.
First Lien Intercreditor Agreement, dated as of November 5, 2009, among The Bank of New York Mellon, as collateral agent, Credit Suisse, as representative under the Credit Agreement, The Bank of New York Mellon, as representative under the Indenture, each grantor and each additional representative from time to time party thereto (previously filed as Exhibit 2.14 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.4.1.
Amendment No. 1 and Joinder to the First Lien Intercreditor Agreement, dated January 21, 2010 (previously filed as Exhibit 2.14.1 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.4.2.
Joinder to the First Lien Intercreditor Agreement, dated as of February 1, 2011 by The Bank of New York Mellon, as the new representative under the new Senior Secured Notes Indenture dated February 1, 2011(previously filed as Exhibit 2.14.3 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.4.3.
Joinder to the First Lien Intercreditor Agreement, dated as of September 28, 2012, by The Bank of New York Mellon, as the new representative under the new Senior Secured Notes Indenture dated September 28, 2012 (previously filed as Exhibit 2.14.5 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.4.4.
Joinder to the First Lien Intercreditor Agreement, dated as of June 27, 2016 by The Bank of New York Mellon, as the new representative under the new Senior Secured Notes Indenture dated June 27, 2016 (previously filed as Exhibit 2.4.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.5.
Copyright Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.23 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.5.1
Copyright Security Agreement, dated as of November 16, 2010, among Pactiv Corporation (now known as Pactiv LLC), a Delaware corporation and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.237 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.5.2.
Copyright Security Agreement dated as of August 17, 2017 among the grantors listed thereto and The Bank of New York Mellon (previously filed as Exhibit 2.5.2 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.
Patent Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.24 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.6.1.
Patent Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.173 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.6.2.
Patent Security Agreement, dated as of September 1, 2010 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.2 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.3.
Patent Security Agreement, dated as of November 16, 2010, among the grantors listed thereto and The Bank of New York Mellon (previously filed as Exhibit 2.238 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.6.4.
Patent Security Agreement, dated as of January 12, 2011 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.5.
Patent Security Agreement, dated as of May 2, 2011 between Dopaco, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.5 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.6.
Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging Company L.P. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.6 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.7.
Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging PET Technologies Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.7 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.8.
Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging Plastic Products Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.8 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.9.
Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging PET Technologies Inc. (originally granted by Graham Packaging LC, L.P.) and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.9 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.10.
Patent Security Agreement, dated as of April 9, 2013 between Spirit Foodservice, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.10 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.11.
Patent Security Agreement dated as of February 14, 2014 between Trans Western Polymers, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.657 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.6.12.
Patent Security Agreement dated as of August 17, 2017 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.12 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.13.
Patent Security Agreement dated as of August 17, 2017 between Pactiv Canada Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.13 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.7.
Trademark Security Agreement, dated as of November 5, 2009, among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.25 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.7.1.
Trademark Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.174 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.7.2.
Trademark Security Agreement, dated as of September 1, 2010 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.2 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.7.3.
Trademark Security Agreement, dated as of November 16, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.239 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.7.4.
Trademark Security Agreement, dated as of May 2, 2011 between Dopaco, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.7.5.
Trademark Security Agreement, dated as of March 20, 2012 between Graham Packaging LC, L.P. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.5 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.7.6.
Trademark Security Agreement, dated as of March 20, 2012 between Graham Packaging Company L.P. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.6 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.7.7.
Trademark Security Agreement, dated as of March 20, 2012 between Graham Packaging PET Technologies Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.7 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.7.8.
Trademark Security Agreement, dated as of April 9, 2013 between Spirit Foodservice, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.8 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.7.9.
Trademark Security Agreement dated as of February 14, 2014 between Trans Western Polymers, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.656 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.7.10.
Trademark Security Agreement dated as of August 17, 2017 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.10 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.8.
Specific Security Deed in respect of Reynolds Group Holdings Limited's shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.68 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.9.
General Security Deed, dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.89 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.10.
General Security Deed, dated June 16, 2015, between Beverage Packaging (New Zealand) Limited and Wilmington Trust (London) Limited (previously filed as Exhibit 4.150 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 24, 2016)

2.11.
General Security Deed, dated March 22, 2017, between Beverage Packaging Holdings (Luxembourg) I S.A. and Wilmington Trust (London) Limited (previously filed as Exhibit 2.11 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.12.
Global General Security Deed, dated September 29, 2017, between Reynolds Group Holdings Limited, the entities listed therein as initial chargors and Wilmington Trust (London) Limited (previously filed as Exhibit 2.12 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.13.
Confirmation and Reaffirmation Letter dated as of September 29, 2017 from Evergreen Packaging International Limited, Reynolds Packaging International Limited and Closure Systems International Limited to Credit Suisse AG, Cayman Islands Branch, The Bank of New York Mellon and Wilmington Trust (London) Limited (previously filed as Exhibit 2.13 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.14.
Confirmation and Reaffirmation Letter dated as of October 31, 2017 from Beverage Packaging Holdings I Limited, Beverage Packaging Holdings III Limited, Beverage Packaging Holdings V Limited and Reynolds Group Issuer (New Zealand) Limited to Credit Suisse AG, Cayman Islands Branch, The Bank of New York Mellon and Wilmington Trust (London) Limited (previously filed as Exhibit 2.14 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.15.
Composite Supplemental Deed dated as of October 31, 2017 to the Global General Security Deed between Reynolds Group Holdings Limited, Beverage Packaging Holdings III Limited, Beverage Packaging Holdings V Limited, Reynolds Group Issuer (New Zealand) Limited and Wilmington Trust (London) Limited (previously filed as Exhibit 2.15 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.16.	Supplemental Deed dated as of December 11, 2018 to the Global General Security Deed between Reynolds Packaging I Limited and Wilmington Trust (London) Limited, filed herein
2.17.
Canadian General Security Agreement, dated as of December 2, 2009, between Closure Systems International (Canada) Limited (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.113 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.18.
Canadian General Security Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging Canada Limited (previously filed as Exhibit 2.175 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.19.
Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated June 28, 2010 (previously filed as Exhibit 2.216 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.20.
Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated June 28, 2010 (previously filed as Exhibit 2.217 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.21.
Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.218 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.22.
Canadian General Security Agreement, dated as of September 1, 2010, between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.223 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.23.
Deed of Hypothec granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010 (previously filed as Exhibit 2.225 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.24.
Bond Pledge Agreement granted by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010 (previously filed as Exhibit 2.226 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.25.
Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated September 1, 2010 (previously filed as Exhibit 2.227 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.26.
Canadian Pledge Agreement, dated as of May 4, 2010, entered into by Evergreen Packaging International B.V. (previously filed as Exhibit 2.176 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.27.
Amending Agreement No 1 to the Canadian Pledge Agreement, dated as of September 6, 2017, entered into by Evergreen Packaging International S.à r.l. (formerly known as Evergreen Packaging International B.V.) (previously filed as Exhibit 2.26 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.28.
Amending Agreement No 2 to the Canadian Pledge Agreement, dated as of September 29, 2017, entered into by Evergreen Packaging International Limited (formerly known as Evergreen Packaging International S.à r.l.) (previously filed as Exhibit 2.27 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.29.
Canadian General Security Agreement granted by 798795 Ontario Limited (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.240 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.30.
Canadian General Security Agreement granted by Newspring Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.242 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.31.
Canadian General Security Agreement granted by Pactiv Canada Inc. in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.244 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.32.
Deed of Hypothec between Evergreen Packaging Canada Limited and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010 (previously filed as Exhibit 2.256 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.33.
Bond Pledge Agreement between Evergreen Packaging Canada Limited and The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.257 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.34.
Bond issued by Evergreen Packaging Canada Limited in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.258 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.35.
Deed of Hypothec between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as fondé de pouvoir, dated November 16, 2010 (previously filed as Exhibit 2.259 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.36.
Bond Pledge Agreement between Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) and The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.260 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.37.
Bond issued by Reynolds Food Packaging Canada Inc. (amalgamated into Pactiv Canada Inc.) in favour of The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.261 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.38.
Confirmation and Acknowledgement Agreement dated July 1, 2011 made by Pactiv Canada Inc in favour of The Bank of New York Mellon (previously filed as Exhibit 2.37 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.39.
Confirmation and Acknowledgement Agreement dated January 1, 2012 made by Pactiv Canada Inc in favour of The Bank of New York Mellon (previously filed as Exhibit 2.38 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.40.
Canadian General Security Agreement dated as of June 30, 2014 by Reynolds Consumer Products Canada Inc. (previously filed as Exhibit 2.650 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.41.
Canadian Pledge Agreement dated September 1, 2010 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.40 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.42.
Amending Agreement No. 1 to Canadian Pledge Agreement dated as of April 28, 2011 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.41 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.43.
Amending Agreement No. 2 to Canadian Pledge Agreement dated as of April 28, 2011 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.42 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.44.
Amending Agreement No. 3 to Canadian Pledge Agreement dated as of July 1, 2011 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.43 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.45.
Amending Agreement No. 4 to Canadian Pledge Agreement dated as of January 1, 2012 between Reynolds Packaging International B.V. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.44 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.46.
Amending Agreement No. 5 to Canadian Pledge Agreement dated as of June 30, 2014 by Reynolds Packaging International B.V. (previously filed as Exhibit 2.651 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.47.
Amending Agreement No. 6 to Canadian Pledge Agreement dated as of September 6, 2017 between Reynolds Packaging International S.a r.l (formerly known as Reynolds Packaging International B.V.) and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.46 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.48.
Amending Agreement No. 7 to Canadian Pledge Agreement dated as of September 29, 2017 between Reynolds Packaging International Limited (formerly known as Reynolds Packaging International S.à r.l.) and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.47 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.49.
Security Over Shares Agreement in CSI Latin American Holdings Corporation, dated as of December 2, 2009, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.110 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.50.
Security Over Cash Agreement dated December 19, 2011 between Reynolds Foil Inc. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.59 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.51.
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Consumer Products LLC (formerly known as Reynolds Foil Inc.). in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012 (previously filed as Exhibit 2.595 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.52.
Security Over Cash Agreement dated March 28, 2012 between Reynolds Presto Products Inc. and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.61 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.53.
Deed of Confirmation and Amendment relating to an English law security over cash agreement granted by Reynolds Presto Products Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012 (previously filed as Exhibit 2.596 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.54.
Security over Cash Agreement by Closure Systems International Inc. in favour of The Bank of New York Mellon as collateral agent, dated September 28, 2012 (previously filed as Exhibit 2.597 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.55.
Quota Pledge Agreement, dated January 29, 2010, granted by Closure Systems International Holdings, Inc. (US) and Closure Systems International B.V. (Netherlands) in favour of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda. (previously filed as Exhibit 2.134 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.56.
Amendment to the Quota Pledge Agreement, dated as of May 4, 2010, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda. (previously filed as Exhibit 2.186 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.57.
Second Amendment to Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedação Ltda. between Closure Systems International B.V. and Closure Systems International Holdings Inc. and The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.249 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.58.
Third Amendment to the Quota Pledge Agreement, dated as of March 2, 2011, granted by Closure Systems International B.V. and Closure Systems International Holdings Inc. in favor of The Bank of New York Mellon as collateral agent and acknowledged by Closure Systems International (Brazil) Sistemas de Vedação Ltda. (previously filed as Exhibit 2.385 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.59.
Amendment to Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated September 8, 2011, among Closure Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.444 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.60.
Fifth Amendment to Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedação Ltda., dated November 7, 2012, among Closure Systems International B.V., Closure Systems International Holdings Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.531 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.61.
Sixth Amendment to the Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedacao Ltda. dated as of February 14, 2014 between The Bank of New York Mellon, Closure Systems International B.V., Closure Systems International Holdings Inc. and Closure Systems International (Brazil) Sistemas de Vadacao Ltda. (previously filed as Exhibit 2.628 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.62.
Seventh Amendment to the Quota Pledge Agreement over quotas in Closure Systems International (Brazil) Sistemas de Vedacao Ltda. dated as of December 31, 2014 between The Bank of New York Mellon, Closure Systems International B.V., Closure Systems International Holdings Inc. and Closure Systems International (Brazil) Sistemas de Vadacao Ltda. (previously filed as Exhibit 2.71 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.63.
Pledge of Quotas Agreement, dated January 29, 2010, entered into by Closure Systems International B.V. over its quotas in CSI Closure Systems Manufacturing de Centro America, S.R.L. in favour of Wilmington Trust (London) Limited as collateral agent (previously filed as Exhibit 2.135 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.64.
Security Over Shares Agreement relating to shares of Closure Systems International (Hong Kong) Limited, dated February 25, 2010, entered into by SIG Finanz AG in favour of Wilmington Trust (London) Limited as collateral agent (previously filed as Exhibit 2.154 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.65.
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.282 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.66.
Deed of Confirmation and Amendment in respect of a share pledge over Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011 (previously filed as Exhibit 2.346 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.67.
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011 (previously filed as Exhibit 2.479 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.68.
Deed of Confirmation and Amendment relating to a share charge over shares in Closure Systems International (Hong Kong) Limited between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012 (previously filed as Exhibit 2.562 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.69.
Security over Shares Agreement relating to a share charge over 65% shares in Graham Packaging Asia Limited between Graham Packaging Company, L.P. and Wilmington Trust (London) Limited as collateral agent, dated June 1, 2012 (previously filed as Exhibit 2.78 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.70.
Deed of Confirmation and Amendment relating to a share charge over 65% shares in Graham Packaging Asia Limited between Graham Packaging Company, L.P. and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012 (previously filed as Exhibit 2.563 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.71.
Quota Charge Agreement over the quotas in CSI Hungary Manufacturing and Trading Limited Liability Company, dated January 29, 2010, between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited (previously filed as Exhibit 2.80 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.72.
Amendment Agreement relating to a Quota Charge Agreement over the quotas in CSI Hungary Manufacturing and Trading Limited Liability Company, dated May 4, 2010, between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent (previously filed as Exhibit 2.205 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.73.
Amendment Agreement No. 2 relating to a Quota Charge Agreement over the quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.293 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.74.
Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated February 1, 2011 (previously filed as Exhibit 2.348 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.75.
Amendment Agreement in respect of a Quota Charge Agreement of CSI Hungary Manufacturing and Trading Limited Liability Company among Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated February 9, 2011 (previously filed as Exhibit 2.378 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.76.
Amendment Agreement No. 5 relating to a Quota Charge Agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V. and Wilmington Trust (London) Limited as collateral agent, dated September 8, 2011 (previously filed as Exhibit 2.480 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.77.
Amendment Agreement No. 6 relating to a Quota Charge Agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated November 7, 2012 (previously filed as Exhibit 2.86 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.78.
Amendment Agreement No. 7 relating to a Quota Charge Agreement over quotas in CSI Hungary Manufacturing and Trading Limited Liability Company between Closure Systems International B.V., CSI Hungary Manufacturing and Trading Limited Liability Company and Wilmington Trust (London) Limited as collateral agent, dated February 14, 2014 (previously filed as Exhibit 2.87 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.79.
Equity Interests Pledge Agreement, dated January 29, 2010, representing the capital stock Grupo CSI de Mexico, S. de R.L. de C.V., given by the parent company in favour of The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.146 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.80.
Acknowledgment Agreement to an equity interests pledge agreement, dated May 4, 2010, between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo S. de R.L. de C.V., Closure Systems Mexico Holdings LLC and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.207 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.81.
Addendum dated August 16, 2010 to the Equity Interests Pledge Agreement between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo S. de R.L. de C.V., Closure Systems Mexico Holdings LLC and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.90 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.82.
Acknowledgment Agreement in respect of the equity/partnership interests pledge agreements between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated November 16, 2010 (previously filed as Exhibit 2.295 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.83.
Acknowledgment Agreement in respect of an Equity Interests Pledge Agreement and Partnership Interests Pledge Agreement among Closure Systems International B.V., Evergreen Packaging International B.V., Reynolds Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 1, 2011 (previously filed as Exhibit 2.343 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.84.
Acknowledgment of Equity and Partnership Interests Pledge Agreements over Evergreen Packaging Mexico, Reynolds Metals and Maxpack (succeeded by Pactiv Foodservice México, S. de R.L. de C.V.) among Closure Systems International B.V., Evergreen Packaging International B.V., CSI Mexico LLC, Closure Systems Mexico Holdings LLC and The Bank of New York Mellon, dated February 9, 2011 (previously filed as Exhibit 2.382 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.85.
Acknowledgment Agreement in respect of Equity Interests Pledge Agreement between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V. and Reynolds Metals Company de México, S. de R.L. de C.V. and The Bank of New York Mellon as collateral agent, dated September 8, 2011 (previously filed as Exhibit 2.490 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.86.
Acknowledgment Agreement in respect of Equity Interests Pledge Agreement between Grupo CSI de México, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S. de R.L. de C.V., Closure Systems Mexico Holdings LLC, Evergreen Packaging International B.V., Reynolds Packaging International B.V., Pactiv México, S. de R.L. de C.V., Pactiv Foodservice México, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Pactiv LLC and Pactiv International Holdings Inc. and The Bank of New York Mellon as collateral agent, dated November 7, 2012 (previously filed as Exhibit 2.574 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.87.
Acknowledgement Agreement dated as of February 14, 2014 between Grupo CSI de Mexico, S. de R.L. de C.V., Closure Systems International B.V., CSI Mexico LLC, CSI en Saltillo, S.de R.L. de C.V., Closure Systems Mexico Holdings LLC, Reynolds Packaging International B.V., Pactiv Foodservice Mexico, S. de R.L. de C.V., Grupo Corporativo Jaguar, S.A.de C.V., Servicios Industriales Jaguar, S.A.de C.V.,. and The Bank of New York Mellon (previously filed as Exhibit 2.637 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.88.
Equity Interests Pledge Agreement, dated April 19, 2011, by Grupo CSI de México, S. de R.L. de C.V., CSI en Saltillo, S. de R.L. de C.V., Central de Bolsas, S. de R.L. de C.V., Servicios Industriales Jaguar, S.A. de C.V., Servicio Terrestre Jaguar, S.A. de C.V., Grupo Corporativo Jaguar, S.A. de C.V., Pactiv Corporation (now known as Pactiv LLC) and Pactiv International Holdings Inc. in favour of The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.427 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.89.
Assignment Agreement, dated October 15, 2014, between Grupo CSI de Mexico, S. de R.L. de C.V., Pactiv Canada Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.428 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.90.
Assignment Agreement, dated October 15, 2014, between Closure Systems International B.V., Pactiv Canada Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.232 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.91.
Assignment Agreement, dated December 18, 2014, between Pactiv Canada Inc., Reynolds Packaging International B.V. and The Bank of New York Mellon (previously filed as Exhibit 2.430 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.92.
The Assignment Agreement dated March 30, 2015 among Reynolds Packaging International B.V., Reynolds Metals Company de Mexico, S. de R.L. de C.V. and the Bank of New York Mellon (previously filed as Exhibit 2.101 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.93.
Partnership Interest Pledge Agreement relating to the Partnership Interest in CSI en Saltillo S. de R.L. de C.V., dated as of January 15, 2014, between Closure Systems International B.V. and The Bank of New York Mellon as collateral agent (English version) (previously filed as Exhibit 2.283 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.94.
Share Pledge Agreement relating to the Shares in Pactiv Deutschland Holdinggesellschaft mbH, dated as of March 2, 2011, among Pactiv Hamburg Holdings GmbH, Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon as collateral agent and pledgee (previously filed as Exhibit 2.423 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.95.
Share Pledge Agreement relating to the Shares in Pactiv Deutschland Holdinggesellschaft mbH, dated as of September 8, 2011, among Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon as collateral agent and pledgee (previously filed as Exhibit 2.423 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.96.
Deed of Pledge of Registered Shares in Graham Packaging Holdings B.V., dated as of June 1, 2012, between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V. as the company and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.603 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F on February 27, 2014)

2.97.
Amendment Agreement in respect of a Deed of Pledge of Registered Shares in the share capital of Graham Packaging Holdings B.V., dated as of December 31, 2013, between Graham Packaging Acquisition Corp. as pledgor, Graham Packaging Holdings B.V. as the company and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.602 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F on February 27, 2014)

2.98.
Amended and Restated Blanket Security Agreement over Shares Agreement, dated November 1, 2014, between The Bank of New York Mellon, the Secured Parties (defined therein) and Closure Systems International B.V. (previously filed as Exhibit 2.435 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.99.
Pledge over Shares Agreement dated March 20, 2012 between Graham Packaging Company L.P., Graham Packaging European Holdings (Luxembourg) S.à r.l. and The Bank of New York Mellon (previously filed as Exhibit 2.108 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.1.
Form of Senior Secured Floating Rate Note due 2021 (included in Exhibit 4.2.1 hereto) (previously filed as Exhibit 2.22.6 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.2.
Form of 5.125% Senior Secured Note due 2023 (included in Exhibit 4.2.1 hereto) (previously filed as Exhibit 2.22.5 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.2.1.
5.125% Senior Secured Notes due 2023 and Senior Secured Floating Rate Notes due 2021 Indenture, dated as of June 27, 2016, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain senior secured note guarantors party thereto, The Bank of New York Mellon as trustee, principal paying agent, transfer agent, collateral agent, calculation agent and registrar, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 2.6.88 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.2.2.
Form of Supplemental Indenture with respect to guarantor accessions to the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, together with a list identifying the substantially similar agreements not filed, filed herein

4.2.3.
First Senior Secured Notes Supplemental Indenture to the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, dated as of August 1, 2016, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 4.2.3 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.2.4.
Third Senior Secured Notes Supplemental Indenture to the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, dated as of June 30, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 4.2.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.2.5.
Fourth Senior Secured Notes Supplemental Indenture to the 5.125% Senior Secured Notes due 2023 and the Senior Secured Floating Rate Notes due 2021, dated as of October 31, 2017 among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent, registrar and collateral agent, and Wilmington Trust (London) Limited, as additional collateral agent (previously filed as Exhibit 4.2.5 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.3.
Form of 7.00% Senior Note due 2024 (included in Exhibit 4.3.1 hereto) (previously filed as Exhibit 2.22.7 and incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.3.1.
7.00% Senior Notes Due 2024 Indenture, dated as of June 27, 2016, among Reynolds Group Issuer Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer (Luxembourg) S.A., certain senior note guarantors party thereto and The Bank of New York Mellon as trustee, principal paying agent, transfer agent, and registrar (previously filed as Exhibit 2.6.89 and incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K filed on June 27, 2016)

4.3.2.	Form of Supplemental Indenture with respect to guarantor accessions to the 7.00% Senior Notes due 2024, together with a list identifying the substantially similar agreements not filed, filed herein
4.3.3.
Second Senior Notes Supplemental Indenture to the 7.00% Senior Notes due 2024, dated as of June 30, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar (previously filed as Exhibit 4.3.3 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.3.4.
Third Senior Notes Supplemental Indenture to the 7.00% Senior Notes due 2024, dated as of October 31, 2017, among Reynolds Group Issuer LLC, Reynolds Group Issuer, Inc., Reynolds Group Issuer (Luxembourg) S.A., certain additional note guarantors listed thereto, Beverage Packaging Holdings (Luxembourg) I S.A., The Bank of New York Mellon, as trustee, principal paying agent, transfer agent and registrar (previously filed as Exhibit 4.3.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.4.
Indenture, dated as of September 29, 1999, by and between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.1 to Tenneco Packaging Inc.'s Registration Statement on Form S-4 (No. 333-82923) filed October 4, 1999)

4.4.1.
Second Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(c) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.4.2.
Fifth Supplemental Indenture to the Indenture dated as of September 29, 1999, dated as of November 4, 1999, between Pactiv Corporation (now known as Pactiv LLC) and The Chase Manhattan Bank, as trustee (incorporated by reference to Exhibit 4.3(f) to Pactiv Corporation's Quarterly Report on Form 10-Q (No. 1-15157) filed November 18, 1999)

4.5.
Fourth Amended and Restated Credit Agreement, dated as of August 5, 2016, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lenders from time to time party thereto and Credit Suisse, as administrative agent (previously filed as Exhibit 2.6.90 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on August 9, 2016)

4.5.1.
Amendment No. 1, dated as of October 4, 2016, related to the Fourth Amended and Restated Credit Agreement, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lenders from time to time party thereto and Credit Suisse, as administrative agent (previously filed as Exhibit 2.6.91 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on October 5, 2016)

4.5.2.
Incremental Assumption Agreement, dated as of October 7, 2016, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lender from time to time party thereto and Credit Suisse, as administrative agent (previously filed as Exhibit 2.6.92 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on October 7, 2016)

4.5.3.
Incremental Assumption Agreement, dated as of February 7, 2017, among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC, Pactiv LLC, Evergreen Packaging Inc., Reynolds Consumer Products LLC, Closure Systems International Inc., Graham Packaging Company Inc., Beverage Packaging Holdings (Luxembourg) III S.à r.l., Closure Systems International Holdings LLC, Closure Systems International B.V., Reynolds Group Holdings Limited, the guarantors party thereto, the lender from time to time party thereto and Credit Suisse, as administrative agent (previously filed as Exhibit 2.6.93 and incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on February 7, 2017)

4.5.4.	Form of Guarantor Joinder to the Credit Agreement (Joinder to First Lien Intercreditor Agreement), together with a list identifying the substantially similar agreements not filed, filed herein
4.6.
Form of Indemnity Agreement by Reynolds Group Holdings Limited for the benefit and in favor of certain officers and directors of its subsidiaries, together with a list identifying the substantially similar agreements not filed (previously filed as Exhibit 4.6 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.7.
Information Sharing Agreement, dated as of April 7, 2010, between Carter Holt Harvey Limited, Carter Holt Harvey Pulp & Paper Limited, Evergreen Packaging Inc. and Blue Ridge Paper Products Inc. (previously filed as Exhibit 4.96 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

4.8.
Loan Agreement, dated February 15, 2008, between Rank Group Limited as borrower and Rank Group Holdings Limited (now known as Reynolds Group Holdings Limited) (previously filed as Exhibit 4.111 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

4.9.
Amended and Restated Purchase and Sale Agreement dated as of March 22, 2017 among the Sellers identified on Annex I thereto, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) I S.A. and NZGT (BPFT) Trustee Limited, in its capacity as Trustee for the Beverage Packaging Factoring Trust (incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.10.
Receivables Loan and Security Agreement dated as of March 22, 2017 among NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) I S.A., and the Conduit Lenders, Committed Lenders and Facility Agents from time to time party hereto (incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.11.
Assignment and Amendment Agreement dated as of March 22, 2017 between Beverage Packaging Factoring (Luxembourg) S.à r.l., NZGT (BPFT) Trustee Limited, in its capacity as trustee of the Beverage Packaging Factoring Trust, Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Beverage Packaging Holdings (Luxembourg) I S.A. and Reynolds Group Holdings Inc. and each party identified on Schedule I to the Agreement (incorporated by reference to exhibit 3 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.12.
Performance Undertaking Agreement dated as of March 22, 2017 made by Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) I S.A., the other Performance Guarantors identified on Annex I thereto and Cooperative Rabobank U.A., as administrative agent (incorporated by reference to exhibit 4 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.13.
Performance Undertaking Agreement dated as of March 22, 2017 made by Reynolds Group Holdings Limited, Cooperative Rabobank U.A., as administrative agent and NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust (incorporated by reference to exhibit 5 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.14.
Subordinated Loan and Intercreditor Agreement dated as of March 22, 2017 between NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust, Beverage Packaging Holdings (Luxembourg) I S.A. and Cooperative Rabobank U.A., as administrative agent (incorporated by reference to exhibit 6 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.15.
Services Agreement dated January 1, 2016 between Rank Group Limited and Reynolds Group Holdings Limited (previously filed as Exhibit 4.18 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.16.
Services Agreement dated March 22, 2017 between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) I S.A.  (previously filed as Exhibit 4.19 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.17.	Services Agreement dated March 1, 2018 between Rank Group Limited, Rank Group North America, Inc. and Reynolds Group Holdings Inc, filed herein
8.1.	List of Subsidiaries, filed herein
12.1.	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herein
12.2.	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herein
13.1.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herein
13.2.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herein
101.INS	XBRL Instance Document, filed herein
101.SCH	XBRL Taxonomy Extension Schema Document, filed herein
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document, filed herein
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document, filed herein
101.LAB	XBRL Taxonomy Extension Label Linkbase Document, filed herein
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document, filed herein

Reynolds Group Holdings Limited

Consolidated financial statements for the year ended
December 31, 2018

Reynolds Group Holdings Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Reynolds Group Holdings Limited and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
February 13, 2019

We have served as the Company's auditor since 2009.

Reynolds Group Holdings Limited
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2018	2017	2016
Revenue		10,660	10,524	10,646
Cost of sales	*	(8,566)	(8,202)	(8,259)
Gross profit		2,094	2,322	2,387
Selling, marketing and distribution expenses	*	(264)	(277)	(315)
General and administration expenses	*	(697)	(745)	(855)
Net other income (expenses)	6	(279)	(78)	(72)
Profit from operating activities		854	1,222	1,145
Financial income	8	46	49	169
Financial expenses	8	(865)	(750)	(1,042)
Net financial income (expenses)		(819)	(701)	(873)
Profit (loss) from continuing operations before income tax		35	521	272
Income tax (expense) benefit	9	(40)	(81)	(105)
Profit (loss) from continuing operations		(5)	440	167
Profit (loss) from discontinued operations, net of income tax		—	(1)	(6)
Profit (loss) for the year		(5)	439	161
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(63)	78	(66)
Reclassification from foreign currency translation reserve		23	25	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	16	22	154	74
Total other comprehensive income (loss), net of income tax		(18)	257	8
Total comprehensive income (loss)		(23)	696	169
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		(7)	438	165
Equity holder of the Group - discontinued operations		—	(1)	(6)
Non-controlling interests		2	2	2
		(5)	439	161
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		(25)	695	173
Equity holder of the Group - discontinued operations		—	(1)	(6)
Non-controlling interests		2	2	2
		(23)	696	169

*	For information on expenses by nature, refer to notes 7, 8, 11, 12, 13, 16 and 22.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2018	2017
Assets
Cash and cash equivalents		783	617
Trade and other receivables, net	10	1,121	1,136
Inventories	11	1,411	1,370
Current tax assets	9	14	14
Assets held for sale		5	144
Derivatives	19	12	11
Other assets		82	40
Total current assets		3,428	3,332
Related party and other non-current receivables	10	348	352
Investments in associates and joint ventures		24	24
Deferred tax assets	9	28	32
Property, plant and equipment	12	3,021	2,923
Intangible assets	13	9,222	9,659
Derivatives	19	29	281
Other assets		78	79
Total non-current assets		12,750	13,350
Total assets		16,178	16,682
Liabilities
Trade and other payables	14	1,163	1,116
Liabilities directly associated with assets held for sale		—	34
Borrowings	15	455	470
Current tax liabilities	9	27	44
Derivatives	19	18	2
Employee benefits	16	178	213
Provisions	17	43	39
Total current liabilities		1,884	1,918
Non-current payables	14	45	45
Borrowings	15	10,580	10,919
Deferred tax liabilities	9	922	1,014
Employee benefits	16	1,041	1,045
Provisions	17	80	89
Total non-current liabilities		12,668	13,112
Total liabilities		14,552	15,030
Net assets		1,626	1,652
Equity
Share capital	18	1,664	1,664
Reserves		(1,734)	(1,728)
Retained profits		1,687	1,706
Equity attributable to equity holder of the Group		1,617	1,642
Non-controlling interests		9	10
Total equity		1,626	1,652

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of changes in equity

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2016)		1,664	(439)	(1,557)	1,113	781	16	797
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	159	159	2	161
Remeasurement of defined benefit plans, net of income tax	16	—	—	74	—	74	—	74
Foreign currency translation reserve		—	(66)	—	—	(66)	—	(66)
Total comprehensive income (loss) for the year		—	(66)	74	159	167	2	169
Change upon sale of business		—	—	—	—	—	(7)	(7)
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance as of December 31, 2016		1,664	(505)	(1,483)	1,272	948	9	957
Balance at the beginning of the year (January 1, 2017)		1,664	(505)	(1,483)	1,272	948	9	957
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	437	437	2	439
Remeasurement of defined benefit plans, net of income tax	16	—	—	154	—	154	—	154
Foreign currency translation reserve		—	78	—	—	78	—	78
Reclassification of foreign currency translation reserve upon disposal of businesses		—	25	—	—	25	—	25
Total comprehensive income (loss) for the year		—	103	154	437	694	2	696
Change upon sale of business		—	—	3	(3)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2017		1,664	(402)	(1,326)	1,706	1,642	10	1,652
Balance at the beginning of the year (January 1, 2018)		1,664	(402)	(1,326)	1,706	1,642	10	1,652
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(7)	(7)	2	(5)
Remeasurement of defined benefit plans, net of income tax	16	—	—	22	—	22	—	22
Foreign currency translation reserve		—	(63)	—	—	(63)	—	(63)
Reclassification of foreign currency translation reserve upon disposal of businesses		—	23	—	—	23	—	23
Total comprehensive income (loss) for the year		—	(40)	22	(7)	(25)	2	(23)
Change upon sale of businesses		—	—	12	(12)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2018		1,664	(442)	(1,292)	1,687	1,617	9	1,626

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The consolidated statements of changes in equity should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2018	2017	2016
Cash flows from operating activities
Profit (loss)		(5)	439	161
Adjustments for:
Depreciation and amortization		655	674	707
Asset impairment charges		240	45	45
Foreign currency adjustments		—	1	5
Change in fair value of derivatives		22	—	(18)
(Gain) loss on sale or disposal of businesses and other assets		(6)	13	3
Business disposal costs		—	(1)	(1)
Share of profit of associates and joint ventures, net of income tax		(3)	(2)	(3)
Net financial (income) expenses		819	701	873
Premium on extinguishment of borrowings		(3)	(11)	(122)
Interest paid		(619)	(644)	(909)
Income tax expense (benefit)		40	81	105
Income taxes paid, net of refunds received		(143)	(196)	(163)
Change in trade and other receivables		(3)	(110)	9
Change in inventories		(83)	(151)	(2)
Change in trade and other payables		48	12	7
Change in provisions and employee benefits		(3)	1	176
Change in other assets and liabilities		(6)	(12)	3
Net cash from operating activities		950	840	876
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets		(585)	(410)	(324)
Proceeds from sale of property, plant and equipment and other assets		21	5	13
Disposal of businesses, net of cash disposed		118	44	149
Other		6	2	5
Net cash from (used in) investing activities		(440)	(359)	(157)
Cash flows used in financing activities
Drawdown of borrowings		—	452	4,706
Repayment of borrowings		(352)	(1,221)	(6,339)
Payment of debt transaction costs		—	(10)	(110)
Other		(5)	(6)	(6)
Net cash used in financing activities		(357)	(785)	(1,749)
Net increase (decrease) in cash and cash equivalents		153	(304)	(1,030)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year		617	932	1,977
Cash and cash equivalents classified as assets held for sale at the beginning of the year		20	3	—
Effect of exchange rate fluctuations on cash and cash equivalents		(7)	6	(12)
Cash and cash equivalents as of December 31		783	637	935
Cash and cash equivalents are comprised of:
Cash and cash equivalents		783	617	932
Cash and cash equivalents classified as assets held for sale		—	20	3
Cash and cash equivalents as of December 31		783	637	935

Reynolds Group Holdings Limited
Consolidated statements of cash flows

Significant non-cash financing and investing activities

During the year ended December 31, 2018, related party interest income of $17 million (2017: $17 million; 2016: $17 million) was capitalized as part of the non-current related party receivable balance. Refer to note 20 for additional information.

In August 2017, Rank Group Limited repaid $24 million of the related party loan receivable balance and the Group, by way of a payment direction, repaid $23 million of outstanding related party trade payable balances due to Rank Group Limited and $1 million of outstanding related party borrowings with Packaging Holdings Limited.

In February 2017, the Group refinanced its Credit Agreement as discussed further in note 15. The refinancing resulted in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs. The principal amount outstanding at the time of the refinancing was $3,583 million.

In August 2016, the Group amended its credit agreement. The amount outstanding at the time of the amendment was $2,454 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the repayment of $203 million of principal balance and the payment of fees, which is included above in payment of debt transaction costs.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The consolidated financial statements of Reynolds Group Holdings Limited as of and for the year ended December 31, 2018 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

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

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 13, 2019 in Chicago, Illinois (February 14, 2019 in Auckland, New Zealand).

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2018. Information for the comparative years is for the twelve month periods ended December 31, 2017 and December 31, 2016.

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

3.    Significant accounting policies

Except as detailed in note 3.15, the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements by all Group entities.

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
For the year ended December 31, 2018

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
For the year ended December 31, 2018

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as part of the gain or loss on the sale.

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2018	2017	2016	2018	2017
1 €	1.18	1.13	1.11	1.14	1.19
10 MXN	0.52	0.53	0.54	0.51	0.51
1 NZ$	0.69	0.71	0.70	0.67	0.71
1 CA$	0.77	0.77	0.75	0.73	0.80

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
For the year ended December 31, 2018

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

Property, plant and equipment acquired in a business combination is recorded at fair value, which is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of property, plant and equipment, which is determined by management, is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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
For the year ended December 31, 2018

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
For the year ended December 31, 2018

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to dispose. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to dispose for goodwill and certain trademarks, the forecasted future Adjusted EBITDA (as defined in note 5) to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple ("earnings multiple"). The fair value less cost to dispose of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value at the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Indefinite life intangible assets other than goodwill and the Reynolds® and Hefty® trademarks discussed above consist primarily of the Graham Packaging trademark and permits associated with various production plants. The fair value less cost to dispose for other indefinite life intangible assets are evaluated at the applicable CGU level.

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

3.10    Assets and liabilities classified as held for sale and discontinued operations

(a)    Assets and liabilities classified as held for sale

Assets (or disposal groups comprised of assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. They are stated at the lower of carrying amount and fair value less costs to dispose. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

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
For the year ended December 31, 2018

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2018, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2018, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in employee benefits.

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

3.15    Revenue

(a)     Revenue recognition for the year ended December 31, 2018

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework which provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised products or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those products or services. In accordance with the transition provisions in IFRS 15, the Group has elected to adopt the new rules using the modified retrospective method, in which case the cumulative effect of applying the standard is to be recognized at the date of initial application. Accordingly, the cumulative effect was recognized as of January 1, 2018. The Group elected to apply this method to all contracts that were not completed at the date of initial application. The adoption resulted in changes in accounting policies and immaterial adjustments to the amounts recognized in the financial statements, including the cumulative impact to retained earnings at January 1, 2018 as well as the results for the year ended December 31, 2018.

The Group manufactures and sells a range of consumer food, beverage and food service packaging products. The Group enters into a variety of arrangements with customers, including pricing arrangements and master supply arrangements, which outline the terms under which the Group does business with a specific customer. The Group also sells to some customers solely based on purchase orders. The Group has concluded that for the vast majority of its revenue, its contracts with customers are either a purchase order or the combination of a purchase order with a master supply arrangement.

Revenue is recognized for these arrangements over time or at a point in time depending on the Group’s evaluation of when the customer obtains control of the promised products or services. Revenue from customer products which have no alternative use, for which an enforceable right to payment exists, is recognized over time due to the continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience or by contractual termination clauses, and requires that the customer pay the Group for costs incurred plus a reasonable profit. Therefore, the Group will recognize revenue earlier for these arrangements, such that a portion of revenue will be recognized prior to the delivery of these products. All other revenue is recognized at a point in time, which is typically on delivery. All revenue is recognized net of any related rebates, discounts and tax. Refer to note 5 for additional information on disaggregated revenue.

The nature of the Group’s contracts gives rise to several types of variable consideration. The recognition of revenue is dependent on the terms of the individual arrangements of a sale. In arriving at net revenue, the Group estimates the amount of deductions from revenue that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts. In addition, in certain businesses, the Group participates in customer pricing programs that provide price discounts to the ultimate end-users of the Group’s products in the form of redeemable coupons. The Group’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information reasonably available to the Group, including historical and current market trends which are affected by seasonality and competitiveness of promotional programs being offered. Accumulated experience is used to estimate and provide for the expected value of these discounts. The Group includes estimated amounts in the transaction price to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates are reviewed quarterly for possible revisions. In the event that future revenue deduction trends vary significantly from past or expected trends, reported revenue may increase or decrease by a material amount.
For arrangements that include multiple performance obligations, the Group allocates revenue to each performance obligation based on estimates of the price that would be charged to the customer for each promised product or service if it were sold on a standalone basis. The durations for

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

these arrangements are short-term, not exceeding one year. The Group has elected to apply the practical expedients not to disclose additional information about its remaining performance obligations.

The Group does not have any material contracts where the period between the transfer of the promised products to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

The Group does not incur any significant costs to obtain a contract.

(b)     Revenue recognition for the years ended December 31, 2017 and 2016

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

3.19    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2018

There have been no other interpretations or amendments to existing standards effective in 2018 that have an impact on the Group's financial statements.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2018, and have not been applied in preparing these consolidated financial statements:

In February 2018, the IASB issued an amendment to IAS 19, “Employee Benefits.” This amendment requires an entity to: (i) use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and (ii) recognize in profit or loss as part of past service costs, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment is applied prospectively to plan amendments, settlements or curtailments that occur after the beginning of the first annual reporting period beginning on or after January 1, 2019. The adoption of this amendment is not expected to have an impact on the Group's consolidated financial statements.

In June 2017, the IASB issued IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments.” IFRIC 23 is to be applied while performing the determination of taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The adoption of this interpretation is not expected to have a material impact on the Group's consolidated financial statements.

In January 2016, the IASB issued IFRS 16 “Leases.” The new standard supersedes IAS 17 "Leases" and related interpretations, and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model whereby a lessee is required to record a right-of-use asset and a lease liability for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and the subsequent depreciation of the right-of-use asset over the lease term. In addition, IFRS 16 replaces a portion of the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019. The Group will adopt IFRS 16 effective January 1, 2019 using a modified retrospective method and will not restate comparative periods. The Group is electing the practical expedients available under the transition guidance, which, among other things, allows a recognition exemption for short term and low value leases and the use of hindsight. Upon adoption, the Group expects to record right-of-use assets and lease liabilities in the range of approximately $348 million to $426 million, representing the present value of future lease payments with terms of greater than 12 months. While the Group is substantially complete with the implementation efforts, IFRS 16 also requires expanded disclosure regarding the amounts, timing and uncertainties of cash flows related to the Group’s lease portfolio. The Group is evaluating these disclosure requirements and is incorporating the collection of relevant data into its processes in preparation for disclosure in 2019.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying amounts of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty with respect to estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are as follows:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to dispose and value in use (as appropriate for the asset being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets, the assumptions used in impairment testing and an impairment charge recorded at Graham Packaging in the current year are provided in note 13.

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
For the year ended December 31, 2018

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

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

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

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Business segment reporting

	For the year ended December 31, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,980	3,267	2,087	1,504	822	—	10,660
Total inter-segment revenue	164	511	—	99	39	(813)	—
Total segment revenue	3,144	3,778	2,087	1,603	861	(813)	10,660
Gross profit	849	606	265	233	142	(1)	2,094
Expenses and other income	(289)	(293)	(404)	(65)	(59)	(130)	(1,240)
Earnings before interest and tax (“EBIT”) from continuing operations	560	313	(139)	168	83	(131)	854
Financial income							46
Financial expenses							(865)
Profit (loss) from continuing operations before income tax							35
Income tax (expense) benefit							(40)
Profit (loss) from continuing operations							(5)

Earnings before interest and tax (“EBIT”) from continuing operations	560	313	(139)	168	83	(131)	854
Depreciation and amortization from continuing operations	83	204	253	63	52	—	655
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	643	517	114	231	135	(131)	1,509

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	For the year ended December 31, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	643	517	114	231	135	(131)	1,509
Included in EBITDA:
Asset impairment charges, net of reversals	—	7	229	—	4	—	240
(Gain) loss on sale or disposal of businesses and non-current assets	—	23	—	—	(31)	—	(8)
Non-cash pension expense	—	—	—	—	—	56	56
Operational process engineering-related consultancy costs	—	14	—	—	—	—	14
Related party management fee	—	—	—	—	—	28	28
Restructuring costs, net of reversals	—	2	7	—	8	—	17
Unrealized (gain) loss on derivatives	14	6	—	2	—	—	22
Other	(5)	—	(1)	(3)	—	3	(6)
Adjusted EBITDA from continuing operations	652	569	349	230	116	(44)	1,872
Segment assets (excluding intercompany balances)	4,108	4,702	3,958	1,129	994	1,287	16,178
Included in segment assets are:
Additions to property, plant and equipment	82	243	130	65	40	5	565
Additions to intangible assets	1	16	2	—	—	3	22
Segment liabilities (excluding intercompany balances)	593	880	705	371	235	11,768	14,552

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	For the year ended December 31, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	656	607	392	256	118	(133)	1,896
Included in EBITDA:
Asset impairment charges, net of reversals	—	36	7	—	2	—	45
Non-cash pension expense, net of settlement gain	—	—	—	—	—	58	58
Operational process engineering-related consultancy costs	3	12	—	—	—	—	15
Related party management fee	—	—	—	—	—	31	31
Restructuring costs, net of reversals	5	8	4	2	4	—	23
Unrealized (gain) loss on derivatives	(4)	2	—	1	1	—	—
Other	—	12	(6)	(1)	6	(1)	10
Adjusted EBITDA from continuing operations	660	677	397	258	131	(45)	2,078
Segment assets (excluding intercompany balances)	4,122	4,743	4,430	1,163	1,147	1,077	16,682
Included in segment assets are:
Additions to property, plant and equipment	55	104	136	63	31	3	392
Additions to intangible assets	2	2	4	3	—	1	12
Segment liabilities (excluding intercompany balances)	596	881	814	386	255	12,098	15,030

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	For the year ended December 31, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	658	581	402	284	130	(203)	1,852
Included in EBITDA:
Asset impairment charges, net of reversals	—	28	11	—	6	—	45
Non-cash change in multi-employer pension plan withdrawal liability	—	(1)	—	(10)	—	—	(11)
Non-cash pension expense	—	—	—	—	—	124	124
Operational process engineering-related consultancy costs	—	21	—	—	—	—	21
Related party management fee	—	—	—	—	—	40	40
Restructuring costs, net of reversals	—	31	12	1	5	—	49
Unrealized (gain) loss on derivatives	(8)	(7)	—	(3)	(2)	—	(20)
Other	—	9	(4)	(2)	(1)	1	3
Adjusted EBITDA from continuing operations	650	662	421	270	138	(38)	2,103

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total external revenue
For the year ended December 31, 2018
Reynolds Consumer Products	3,081	61	2	—	—	—	3,144
Pactiv Foodservice	3,396	354	27	1	—	—	3,778
Graham Packaging	1,787	105	5	136	54	—	2,087
Evergreen	1,401	35	167	—	—	—	1,603
Closures	414	82	160	113	82	10	861
Corporate / unallocated*	(793)	(19)	—	(1)	—	—	(813)
Total revenue for 2018	9,286	618	361	249	136	10	10,660
For the year ended December 31, 2017
Reynolds Consumer Products	2,865	92	2	—	—	—	2,959
Pactiv Foodservice	3,299	345	28	57	—	—	3,729
Graham Packaging	1,790	116	29	155	57	—	2,147
Evergreen	1,371	36	155	—	—	—	1,562
Closures	370	81	238	107	95	10	901
Corporate / unallocated*	(733)	(38)	(3)	—	—	—	(774)
Total revenue for 2017	8,962	632	449	319	152	10	10,524
For the year ended December 31, 2016
Reynolds Consumer Products	2,844	90	2	—	—	—	2,936
Pactiv Foodservice	3,287	321	30	110	—	—	3,748
Graham Packaging	1,838	123	44	161	57	—	2,223
Evergreen	1,393	39	148	—	—	—	1,580
Closures	373	84	241	112	107	11	928
Corporate / unallocated*	(729)	(37)	(3)	—	—	—	(769)
Total revenue for 2016	9,006	620	462	383	164	11	10,646
Non-current assets
As of December 31, 2018	11,664	266	176	159	57	23	12,345
As of December 31, 2017	11,861	279	179	213	79	74	12,685

* Corporate/unallocated includes eliminations of transactions between segments.

There was no revenue from external customers in New Zealand, where the Company is domiciled, for any years presented. There were no non-current assets in New Zealand as of December 31, 2018 (2017: $49 million).

Information about major customers

The Group had revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue. The revenue attributable to this customer for the year ended December 31, 2018 was $1,268 million (2017: $1,163 million, 2016: $1,104 million) and is reported in the Reynolds Consumer Products segment.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	For the year ended December 31,
(In $ million)	2018	2017	2016
Reynolds Consumer Products
Waste and storage products	1,227	1,157	1,166
Cooking products	1,160	1,071	1,060
Tableware	757	731	710
Pactiv Foodservice
Foodservice Packaging	3,778	3,729	3,748
Graham Packaging
Food and beverage plastic containers	1,443	1,487	1,541
All other plastic containers	644	660	682
Evergreen
Carton packaging	799	774	809
Liquid packaging board	438	453	414
Paper products	366	335	357
Closures
Caps and closures	861	901	928
Corporate / unallocated*
Inter-segment eliminations	(813)	(774)	(769)
Total Revenue	10,660	10,524	10,646

* Corporate/unallocated includes eliminations of transactions between segments.

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2018	2017	2016
Asset impairment charges, net of reversals	(240)	(45)	(45)
Gain (loss) on sale or disposal of businesses and non-current assets	8	(11)	(4)
Net foreign currency exchange gains (losses)	(2)	(2)	(10)
Related party management fee (refer to note 20)	(28)	(31)	(40)
Unrealized gain (loss) on derivatives (refer to note 19)	(22)	—	18
Other	5	11	9
Net other income (expenses)	(279)	(78)	(72)

Asset impairment charges for the year ended December 31, 2018 include a $206 million goodwill impairment charge recorded at Graham Packaging. For further details, refer to note 13.

7.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,057 million for the year ended December 31, 2018 (2017: $2,058 million; 2016: $2,122 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits (including plans assumed), post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 16.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

8.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2018	2017	2016
Interest income	5	3	5
Interest income on related party loans (refer to note 20)	17	17	17
Net gain in fair value of derivatives	—	29	134
Net foreign currency exchange gain	24	—	13
Financial income	46	49	169
Interest expense:
Securitization Facility	(16)	(13)	(9)
Credit Agreement	(166)	(146)	(119)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	—	—	(26)
7.875% Senior Secured Notes due 2019	—	—	(27)
5.750% Senior Secured Notes due 2020	(180)	(186)	(186)
6.875% Senior Secured Notes due 2021	(26)	(44)	(65)
Floating Rate Senior Secured Notes due 2021	(35)	(35)	(16)
5.125% Senior Secured Notes due 2023	(82)	(82)	(41)
8.500% Senior Notes due 2018	—	—	(28)
9.000% Senior Notes due 2019	—	—	(28)
9.875% Senior Notes due 2019	—	—	(83)
8.250% Senior Notes due 2021	—	(4)	(75)
7.000% Senior Notes due 2024	(56)	(56)	(29)
2013 Notes:
5.625% Senior Notes due 2016	—	—	(30)
6.000% Senior Subordinated Notes due 2017	—	—	(18)
Pactiv Notes:
8.125% Debentures due 2017	—	(11)	(24)
6.400% Notes due 2018	—	(1)	(1)
7.950% Debentures due 2025	(22)	(22)	(22)
8.375% Debentures due 2027	(17)	(17)	(17)
Amortization of:
Transaction costs	(16)	(17)	(28)
Fair value adjustment of acquired notes	(1)	1	2
Embedded derivatives	6	7	8
Net loss in fair value of derivatives	(245)	—	—
Net foreign currency exchange loss	—	(44)	—
Loss on extinguishment of debt(a)(b)(c)	(3)	(67)	(168)
Other	(6)	(13)	(12)
Financial expenses	(865)	(750)	(1,042)
Net financial income (expenses)	(819)	(701)	(873)

(a)	The 2018 loss on extinguishment of debt included $3 million of redemption premiums related to the repayment of the 6.875% Senior Secured Notes due 2021.

(b)
The 2017 loss on extinguishment of debt included $56 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of the 8.250% Senior Notes, the Credit Agreement refinancing and the Securitization Facility refinancing as well as $11 million of redemption premiums related to the repurchase of the 8.250% Senior Notes and 5.750% Senior Secured Notes due 2020.

(c)
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

Refer to note 15 for information on the Group's borrowings.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

9.    Income tax

	For the year ended December 31,
(In $ million)	2018	2017	2016
Current tax (expense) benefit
Current year	(128)	(201)	(123)
Adjustments for prior years	(2)	2	(1)
	(130)	(199)	(124)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	83	100	16
Recognition of previously unrecognized tax losses and temporary differences	—	24	—
Adjustments for prior years	7	(6)	3
	90	118	19
Income tax (expense) benefit	(40)	(81)	(105)

In addition to the above amounts, the Group has recognized tax expense of $10 million directly in other comprehensive income for the year ended December 31, 2018 (2017: $25 million tax expense; 2016: $45 million tax expense).

9.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2018	2017	2016
Profit (loss) from continuing operations before income tax	35	521	272
Income tax using the New Zealand tax rate of 28%	(10)	(146)	(76)
Effect of tax rates in foreign jurisdictions	(16)	(57)	(21)
Non-deductible expenses and permanent differences	(17)	(30)	(14)
Tax exempt income and income at a reduced tax rate	6	9	2
Goodwill impairment	(28)	—	—
Currency translation (gain) loss	(1)	25	11
Domestic manufacturing deduction	—	13	13
Withholding tax	(6)	(10)	(5)
Withholding tax related to prior periods	(7)	—	—
Deemed mandatory repatriation	—	(5)	—
Tax rate modifications	15	339	—
Write-off of previously recognized deferred tax assets	—	(228)	—
Recognition of deferred tax asset for previously unrecognized tax losses	—	24	—
Change in unrecognized tax losses and temporary differences	5	(21)	(15)
Tax on unremitted earnings	(2)	9	(1)
Tax uncertainties	12	(4)	1
Over (under) provided in prior periods	5	(4)	2
Other	4	5	(2)
Total income tax (expense) benefit	(40)	(81)	(105)

9.2    Changes in U.S. federal tax legislation and provisionally determined amounts

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

As detailed in note 9.1, the reduction in the U.S. federal tax rate from 35% to 21% has resulted in a tax benefit of $339 million that is recognized in the income statement for the year ended December 31, 2017. The reduction in the U.S. federal tax rate from 35% to 21% has also resulted in a tax benefit of $42 million for the year ended December 31, 2017 that has been recognized directly in equity.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

As detailed in note 9.1, the Group has recognized tax expense of $5 million for the estimated liability arising from the deemed mandatory repatriation of earnings associated with the introduction of a participation exemption tax system. This estimated amount includes provisional interpretations as to how foreign earnings and profits should be measured on an interim basis.

During the year ended December 31, 2018, the Group finalized these provisionally determined amounts.  There were no significant changes to any previously determined provisional amounts.

9.3    Current tax assets and liabilities

Current tax assets of $14 million as of December 31, 2018 (2017: $14 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $27 million as of December 31, 2018 (2017: $44 million) represent the amount of income taxes payable with respect to current and prior years.

9.4    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2017	(99)	(556)	(1,711)	492	97	562	141	(1,074)
Recognized in profit or loss	26	197	612	(214)	(12)	(450)	(41)	118
Recognized in equity	—	—	—	(20)	—	—	(5)	(25)
Other	—	(1)	(3)	—	—	—	3	(1)
Balance as of December 31, 2017	(73)	(360)	(1,102)	258	85	112	98	(982)
Recognized in profit or loss	73	(15)	48	20	(18)	9	(27)	90
Recognized in equity	—	—	—	(10)	—	—	3	(7)
Other	—	(1)	2	1	(2)	—	5	5
Balance as of December 31, 2018	—	(376)	(1,052)	269	65	121	79	(894)

	As of December 31,
(In $ million)	2018	2017
Included in the statement of financial position as:
Deferred tax assets - non-current	28	32
Deferred tax liabilities - non-current	(922)	(1,014)
Total recognized net deferred tax liabilities	(894)	(982)

9.5    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2018, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $63 million.

9.6    Unrecognized deferred taxes

	As of December 31,
(In $ million)	2018	2017
Deductible (taxable) temporary differences	284	239
Tax losses	294	344
Total unrecognized deferred tax assets	578	583

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

10.    Trade and other receivables, net

	As of December 31,
(In $ million)	2018	2017
Trade receivables	1,046	1,067
Provision for impairment	(6)	(8)
Total trade receivables, net of provision for impairment	1,040	1,059
Related party receivables (refer to note 20)	13	8
Other receivables	68	69
Total current trade and other receivables, net	1,121	1,136
Related party receivables (refer to note 20)	328	329
Other receivables	20	23
Total non-current receivables	348	352

10.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2018	2017
Current	962	954
Past due 1 to 30 days	59	73
Past due 31 to 60 days	9	13
Past due 61 to 90 days	4	8
Past due more than 90 days	6	11
Balance at the end of the year	1,040	1,059

11.    Inventories

	As of December 31,
(In $ million)	2018	2017
Raw materials and consumables	463	424
Work in progress	133	145
Finished goods	720	717
Engineering and maintenance materials	123	99
Provision against inventories	(28)	(15)
Total inventories	1,411	1,370

During the year ended December 31, 2018, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $4.7 billion (2017: $4.6 billion; 2016: $4.6 billion).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

12.    Property, plant and equipment

(In $ million)	Land	Buildings and improvements	Plant and equipment	Capital work in progress	Finance leased assets	Total
As of December 31, 2018
Cost	163	932	5,190	416	29	6,730
Accumulated depreciation	—	(474)	(3,158)	—	(14)	(3,646)
Accumulated impairment losses	—	(2)	(61)	—	—	(63)
Carrying amount as of December 31, 2018	163	456	1,971	416	15	3,021
As of December 31, 2017
Cost	170	903	4,931	300	28	6,332
Accumulated depreciation	—	(431)	(2,916)	—	(12)	(3,359)
Accumulated impairment losses	—	—	(50)	—	—	(50)
Carrying amount as of December 31, 2017	170	472	1,965	300	16	2,923
Carrying amount as of January 1, 2018	170	472	1,965	300	16	2,923
Additions	—	—	—	564	1	565
Capitalization of borrowing costs	—	—	—	7	—	7
Disposals	—	—	(3)	—	—	(3)
Depreciation for the year	—	(50)	(370)	—	(2)	(422)
Impairment losses, net of reversals	—	(3)	(28)	—	—	(31)
Other transfers	(6)	39	417	(454)	—	(4)
Effect of movements in exchange rates	(1)	(2)	(10)	(1)	—	(14)
Carrying amount as of December 31, 2018	163	456	1,971	416	15	3,021
Carrying amount as of January 1, 2017	168	498	2,100	226	18	3,010
Additions	—	2	—	390	—	392
Capitalization of borrowing costs	—	—	—	3	—	3
Disposals	—	—	(10)	—	—	(10)
Depreciation for the year	—	(50)	(367)	—	(2)	(419)
Impairment losses, net of reversals	—	—	(9)	(1)	—	(10)
Other transfers	(1)	18	235	(320)	—	(68)
Effect of movements in exchange rates	3	4	16	2	—	25
Carrying amount as of December 31, 2017	170	472	1,965	300	16	2,923

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Cost of sales	412	411	436
General and administration expenses	10	8	9
Total depreciation expense	422	419	445

During the year ended December 31, 2018, the Group incurred $31 million of impairment losses, net of reversals (2017: $10 million; 2016: $44 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 15 for details of security granted over property, plant and equipment and other assets.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

13.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2018
Cost	5,456	1,764	3,299	891	103	11,513
Accumulated amortization	—	(87)	(1,344)	(622)	(27)	(2,080)
Accumulated impairment losses	(206)	—	—	—	(5)	(211)
Carrying amount as of December 31, 2018	5,250	1,677	1,955	269	71	9,222
As of December 31, 2017
Cost	5,465	1,763	3,321	883	102	11,534
Accumulated amortization	—	(83)	(1,189)	(573)	(24)	(1,869)
Accumulated impairment losses	—	—	—	—	(6)	(6)
Carrying amount as of December 31, 2017	5,465	1,680	2,132	310	72	9,659
Carrying amount as of January 1, 2018	5,465	1,680	2,132	310	72	9,659
Additions	—	—	—	20	2	22
Disposals	(3)	—	(3)	—	—	(6)
Amortization for the year	—	(3)	(166)	(61)	(3)	(233)
Impairment losses	(206)	—	—	—	—	(206)
Effect of movements in exchange rates	(6)	—	(8)	—	—	(14)
Carrying amount as of December 31, 2018	5,250	1,677	1,955	269	71	9,222
Carrying amount as of January 1, 2017	5,431	1,684	2,322	385	80	9,902
Additions	—	—	—	10	2	12
Disposals	(1)	—	—	(4)	—	(5)
Amortization for the year	—	(4)	(168)	(80)	(3)	(255)
Impairment losses	—	—	—	—	(5)	(5)
Transfers to assets held for sale	19	—	(42)	—	(2)	(25)
Other transfers	—	—	—	(1)	—	(1)
Effect of movements in exchange rates	16	—	20	—	—	36
Carrying amount as of December 31, 2017	5,465	1,680	2,132	310	72	9,659

During the year ended December 31, 2018, goodwill disposals were related to certain Graham Packaging businesses. During the year ended December 31, 2017, goodwill disposals were related to certain Graham Packaging and Closures businesses.

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Cost of sales	42	42	41
General and administration expenses	191	213	221
Total amortization expense	233	255	262

Refer to note 15 for details of security granted over the Group's intangible assets.

13.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually (as of December 31) as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a CGU or group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	As of December 31,
	2018			2017
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,696	526	59	1,697	526	59
Graham Packaging	1,200	251	—	1,412	251	—
Evergreen	67	34	—	67	34	—
Closures	374	—	—	376	—	—
Total	5,250	1,661	59	5,465	1,661	59

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to dispose.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the 2018 Adjusted EBITDA or forecasted 2019 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2019 Adjusted EBITDA has been prepared using certain key assumptions including selling prices, sales volumes and costs of raw materials. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2018 ranged between 7.5x and 10x. Costs to dispose were estimated to be 1% to 1.5% of the fair value of each segment depending on the magnitude of the fair value.

Based on the results of testing, with the exception of Graham Packaging, the recoverable amounts for goodwill and indefinite life intangible assets exceeded the carrying values and no impairment was recognized.

In performing the annual impairment test for goodwill as of December 31, 2018 and in conjunction with the Group's 2019 budgeting process, the Group determined that a goodwill impairment charge of $206 million arose in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three months ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount has been determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. The impairment charge has been recognized in net other income (expenses) in the statement of comprehensive income. As a result of the impairment, the carrying value of Graham Packaging is the same as its recoverable amount ($2.9 billion). A reasonably possible unexpected deterioration in financial performance or adverse change in capitalization multiple may result in a further impairment.

For all of the Group's segments, there can be no assurances that sustained declines in macroeconomic or business conditions affecting the industries in which the Group operates and its businesses will not occur, and were they to occur, that future declines will not result in additional impairments in future periods.

The estimated fair value less cost to dispose of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 1% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 6%. The discount rate of 8.3% was based on market factors and costs to dispose were estimated to be 1.5% of the fair value of each asset.

14.    Trade and other payables

	As of December 31,
(In $ million)	2018	2017
Trade payables	701	646
Accrued interest	125	132
Related party payables (refer to note 20)	33	33
Other payables and accrued expenses	304	305
Total current trade and other payables	1,163	1,116
Non-current payables	45	45

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

15.    Borrowings

As of December 31, 2018, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2018	2017
Securitization Facility	420	420
Credit Agreement	3,528	3,576
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,137	3,137
6.875% Senior Secured Notes due 2021	345	645
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
6.400% Notes due 2018	—	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other borrowings	20	20
Total principal amount of borrowings	11,076	11,440
Transaction costs	(59)	(77)
Embedded derivatives	23	32
Original issue discounts, net of premiums	(5)	(6)
Carrying value	11,035	11,389

Current borrowings	455	470
Non-current borrowings	10,580	10,919
Total borrowings	11,035	11,389

15.1        Securitization Facility

On March 22, 2017, the Group entered into a new $600 million securitization facility (the “Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The Securitization Facility matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. The Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The Securitization Facility has an interest rate equal to one-month LIBOR with a 0% floor, plus a margin of 1.75% per annum. As of December 31, 2018, $420 million was drawn under the Securitization Facility.

15.2        Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated August 5, 2016 as amended (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Facility value (in million)	Value drawn or utilized as of December 31, 2018 (in million)	Applicable interest rate as of December 31, 2018
Term Tranches
U.S. Term Loans	$	February 5, 2023	3,315	3,248	LIBOR (floor of 0.000%) + 2.750%
European Term Loans	€	February 5, 2023	249	244	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	58	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

Refer to note 8 for the loss recognized on the extinguishment of borrowings as a result of the write-off of unamortized debt issuance costs.

On September 29, 2017, the interest rate margin applicable to the outstanding U.S. and European term loans was reduced by 0.25% per annum to 2.750% per annum and 3.250% per annum, respectively, due to certain upgrades in RGHL’s credit rating.

The Company and certain members of the Group have guaranteed on a senior basis the obligations under the Credit Agreement and related documents to the extent permitted by law. The guarantors have granted security over substantially all of their assets to support the obligations under the Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the Reynolds Senior Secured Notes.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the principal amount of term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2018 or are due in 2019 for the year ended December 31, 2018.

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

15.3        Reynolds Notes

The Group's borrowings as of December 31, 2018 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (New Zealand) Limited (together, the "Reynolds Notes Issuers") are summarized below:

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

On February 15, 2018, the Group repaid $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 101.146% plus accrued and unpaid interest.

On February 15, 2017, the Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.

On December 15, 2017, the Group repaid $100 million aggregate principal amount of 5.750% Senior Secured Notes due 2020 at a redemption price of 101.438%, plus accrued and unpaid interest.

Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings I Limited ("BP I") (a wholly owned subsidiary of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company, BP I and certain subsidiaries of BP I have pledged substantially all of their assets as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Guarantee and security arrangements

All of the guarantors of the Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

The guarantors have granted security over substantially all of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the Credit Agreement.

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

Under the respective indentures governing the Reynolds Notes, in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Notes Issuers to repurchase the Reynolds Notes at a premium.

15.4    Pactiv Notes

As of December 31, 2018, the Group had outstanding the following debentures (together, the “Pactiv Notes”) issued by Pactiv LLC:

	Maturity date	Semi-annual interest payment dates
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

On January 15, 2018, the Group repaid upon maturity all of the $16 million aggregate principal amount outstanding of the 6.400% Notes due 2018 plus accrued and unpaid interest.

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

15.5     Other borrowings

As of December 31, 2018, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2018, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2018 included finance lease obligations of $19 million (2017: $20 million).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

15.6     Reconciliation of liabilities arising from financing activities

(In $ million)	Principal borrowings	Transaction costs	Total
Carrying amount as of January 1, 2018	11,440	(51)	11,389
Cash flows	(352)	—	(352)
Capitalization of borrowing costs	—	—	—
Effects of movements in exchange rates	(12)	—	(12)
Other	—	10	10
Carrying amount as of December 31, 2018	11,076	(41)	11,035
Carrying amount as of January 1, 2017	12,179	(108)	12,071
Cash flows	(773)	—	(773)
Capitalization of borrowing costs	—	(10)	(10)
Effects of movements in exchange rates	34	—	34
Other	—	67	67
Carrying amount as of December 31, 2017	11,440	(51)	11,389

16.    Employee benefits

16.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2018	2017
Salaries and wages accrued	122	149
Provision for annual leave	33	40
Provision for other employee benefits	52	53
Provision for exit from multi-employer pension plans	64	70
Defined benefit obligations:
Pension benefits	854	840
Post-employment medical benefits	94	106
Total employee benefits liabilities	1,219	1,258
Current	178	213
Non-current	1,041	1,045
Total employee benefits liabilities	1,219	1,258

16.2    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in countries including Canada, Germany, Japan, Taiwan, Mexico and the United States. The majority of the Group’s net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans. The Group generally funds its retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of the Group’s defined benefit pension plans, thereby increasing the Group’s obligation to make contributions to the plans, which in turn would reduce the cash available for the Group’s business. The Group has generally provided aggregated disclosures in respect of these plans on the basis that these plans are not exposed to materially different risks.

The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers certain of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 97% (2017: 96%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2018, the Pactiv Retirement Plan was underfunded by $795 million.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. The Group expects to make no contributions to the Pactiv Retirement Plan in 2019. Expected contributions during the year ending December 31, 2019 for all other defined benefit plans are estimated to be up to $6 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2018	2017	2018	2017	2018	2017
Balance as of January 1	4,830	5,076	(3,990)	(4,091)	840	985
Included in profit or loss:
Current service cost	9	9	—	—	9	9
Interest cost (income)	168	198	(139)	(160)	29	38
Administrative expenses	—	—	33	35	33	35
Settlement (gain)	—	(7)	—	—	—	(7)
Total expense (income) recognized in profit or loss	177	200	(106)	(125)	71	75
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(1)	(10)	—	—	(1)	(10)
Financial assumptions	(302)	265	—	—	(302)	265
Return on plan assets, excluding interest income	—	—	283	(429)	283	(429)
Total remeasurement (gains) losses	(303)	255	283	(429)	(20)	(174)
Other movements:
Contributions by the Group	—	—	(25)	(33)	(25)	(33)
Benefits paid by the plans	(299)	(691)	299	691	—	—
Business disposals	(42)	(15)	29	—	(13)	(15)
Effect of movements in exchange rates	—	5	1	(3)	1	2
Total other movements	(341)	(701)	304	655	(37)	(46)
Balance as of December 31	4,363	4,830	(3,509)	(3,990)	854	840

Comprised of:
Pactiv Retirement Plan	4,234	4,646	(3,439)	(3,882)	795	764
Other plans	129	184	(70)	(108)	59	76
Balance as of December 31	4,363	4,830	(3,509)	(3,990)	854	840

Comprised of:
Funded plans					814	796
Unfunded plans					40	44
Total net pension benefits liability					854	840

Included in the statements of financial position as:
Employee benefits liabilities					854	840
Total net pension benefits liability					854	840
The Group's pension plans had a weighted average duration of 10 years (2017: 10 years).

For the year ended December 31, 2016, the Group recognized remeasurement gains of $113 million directly in other comprehensive income. The gains were comprised of $91 million of gains from changes in demographic assumptions, $138 million of losses from changes in financial assumptions and $160 million from gains on plan assets, excluding interest.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Cost of sales	13	14	14
General and administration expenses	58	61	127
Total plan net expense	71	75	141

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2016 was comprised of current service cost of $10 million, administrative expense of $32 million, interest expense of $206 million and expense of $65 million related to the assumption of the UCI Plans, partially offset by interest income of $165 million and $7 million of settlement gains.

During the year ended December 31, 2018, the plan net expense of the Pactiv Retirement Plan was $62 million (2017: $72 million; 2016: $63 million).

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

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2018	2017
Equity instruments	2,149	2,802
Debt instruments	658	616
Property	429	403
Other	273	169
Total plan assets	3,509	3,990

Approximately 98% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) $2,108 million of exposure to equity markets, which includes exposure to $1,989 million of U.S. equities held through a combination of listed equities and equity index funds, and exposure to approximately $119 million of non-U.S. equities held through listed equities and unlisted index funds; (ii) $641 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds both directly and through exchange traded funds; and (iii) $422 million of exposure to property held through unlisted commingled funds. Other plan assets consist principally of cash and cash equivalents.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of December 31, 2018 and 2017, $26 million and $27 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2018	2017	2016
Discount rates at December 31	0.5% - 9.6%	0.6% - 8.0%	0.6% - 8.0%
Future salary increases	0.0% - 6.2%	0.0% - 7.0%	0.0% - 7.0%
Future pension increases	0.0% - 1.8%	0.0% - 3.7%	0.0% - 3.7%

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2018 and 2017 was 4.3% and 3.6%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2018 for 2018 and projection scale MP-2017 for 2017.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase in rates	Decrease in rates
Increase (decrease) in the net plan expense	(6)	5
Increase (decrease) in the defined benefit obligation	(205)	224

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

16.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.2% for the year ended December 31, 2018, 7.2% for the year ended December 31, 2017 and 7.0% for the year ended December 31, 2016.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2018 for 2018 and projection scale MP-2017 for 2017.

The Group expects to contribute $6 million to the post-employment medical benefit plans during the annual period ending December 31, 2019.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2018	2017
Liability for post-employment medical obligations as of the beginning of the year	106	105
Included in profit or loss:
Current service cost	1	1
Interest cost	4	4
Total expense recognized in profit or loss	5	5
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(4)	(6)
Actuarial (gains) losses from changes in financial assumptions	(7)	8
Total remeasurement (gains) losses	(11)	2
Other movements:
Benefits paid by the plans	(6)	(6)
Total other movements	(6)	(6)
Liability for post-employment medical obligations as of the end of the year	94	106

For the year ended December 31, 2016, the Group recognized benefit plan expense of $5 million related to post-employment medical obligations. The benefit plan expense was comprised of $1 million of current service cost and $4 million of interest cost.

For the year ended December 31, 2016, the Group recognized a remeasurement gain of $5 million directly in other comprehensive income. The gain was comprised of $7 million from changes in demographic assumptions net of $2 million from changes in financial assumptions.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase in rates	Decrease in rates
Increase (decrease) in the net plan expense	—	—
Increase (decrease) in the post-employment medical obligations	2	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one-half percentage point change in discount rates would have the following effects:

(In $ million)	Increase in rates	Decrease in rates
Increase (decrease) in the net plan expense	—	—
Increase (decrease) in the post-employment medical obligations	(5)	5

16.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2018, the Group recorded expense of $65 million (2017: $66 million; 2016: $62 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

16.5    Multi-employer plans

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

The most significant of the multi-employer pension plans in which the Group participated was the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participated. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. In December 2016, the Group and PIUMPF formally agreed and signed a Settlement Agreement and Release, which settles all prior matters relating to the pension withdrawal liability. The Group and PIUMPF agreed to a settlement of $88 million, which was less than the previously-notified funding obligation, to be paid over 20 years reduced by amounts previously paid in 2015 and 2014. As a result, the Group has a liability of $56 million as of December 31, 2018 ($61 million as of December 31, 2017) for the present value of such future payments. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 13, 2019, the Group has not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of the Group’s required payments could increase and the increase could be material.

The Group has a withdrawal liability of $8 million for its withdrawal from the other multi-employer plans.

For all of its multi-employer pension plans, the Group expects to make payments of approximately $4 million annually over the next 17 years.

17.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Balance as of December 31, 2017	44	19	42	23	128
Provisions made	—	16	13	10	39
Provisions used	—	(16)	(15)	(6)	(37)
Provisions reversed	—	(5)	(1)	(1)	(7)
Other	1	—	(2)	1	—
Balance as of December 31, 2018	45	14	37	27	123
Current	5	11	11	16	43
Non-current	40	3	26	11	80
Total provisions as of December 31, 2018	45	14	37	27	123
Current	2	13	13	11	39
Non-current	42	6	29	12	89
Total provisions as of December 31, 2017	44	19	42	23	128

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Other provisions

Other provisions as of December 31, 2018 included $6 million of environmental remediation programs (2017: $7 million).

18.    Equity

18.1    Share capital

The reported share capital balance as of December 31, 2018 is that of the Company.

Further information regarding Reynolds Group Holdings Limited's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2018	2017	2016
Balance at the beginning of the year	71,500,004	71,500,004	71,500,004
Changes in shares	—	—	—
Balance at the end of the year	71,500,004	71,500,004	71,500,004

All issued shares are fully paid and have no par value.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

18.2    Dividends

There were no dividends declared or paid by the Company during any years presented.

18.3    Capital management

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

19.    Financial risk management

19.1    Overview

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

19.2    Market risk

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
For the year ended December 31, 2018

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

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2018
Fixed rate instruments
Borrowings	(6,377)	(2)	(3,488)	(1,604)	(1,283)
Total fixed rate instruments	(6,377)	(2)	(3,488)	(1,604)	(1,283)
Floating rate instruments
Cash and cash equivalents	783	783	—	—	—
Related party receivables	328	328	—	—	—
Borrowings	(4,699)	(4,699)	—	—	—
Total floating rate instruments	(3,588)	(3,588)	—	—	—
Total	(9,965)	(3,590)	(3,488)	(1,604)	(1,283)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2017
Fixed rate instruments
Borrowings	(6,694)	(19)	(3,141)	(650)	(2,884)
Total fixed rate instruments	(6,694)	(19)	(3,141)	(650)	(2,884)
Floating rate instruments
Cash and cash equivalents	617	617	—	—	—
Related party receivables	329	329	—	—	—
Borrowings	(4,746)	(4,746)	—	—	—
Total floating rate instruments	(3,800)	(3,800)	—	—	—
Total	(10,494)	(3,819)	(3,141)	(650)	(2,884)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

The underlying rate for the Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2018, the three-month Dollar LIBO Rate was 2.44%. In July 2016, the Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for the Credit Agreement are the one-month LIBOR and EURIBOR, which as of December 31, 2018 were 2.52% and (0.36)%, respectively. Based on the Group's outstanding debt commitments as of December 31, 2018, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $32 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under the Credit Agreement. A 100 basis point decrease in interest rates would result in a $32 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under the Credit Agreement.

The underlying rate for the Securitization Facility is the one-month LIBOR. As of December 31, 2018, the applicable one-month LIBOR was 2.47%. Based on the Group's outstanding debt commitments under the Securitization Facility as of December 31, 2018, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

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

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2018:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
High density polyethylene swaps	pound	9,600,000	$0.85 - $0.85	Jan 2019 - Dec 2019
Aluminum swaps	metric tonne	34,711	$1,925.00 - $2,499.50	Jan 2019 - Dec 2019
Aluminum Midwest Premium swaps	metric tonne	4,126	$403.45 - $407.85	Jan 2019 - Dec 2019
Natural gas swaps	million BTU	3,508,032	$2.58 - $3.14	Jan 2019 - Dec 2019
Ethylene	pound	2,730,973	$0.29 - $0.29	Jan 2019 - Apr 2019
Polymer-grade propylene swaps	pound	29,590,584	$0.44 - $0.61	Jan 2019 - Jun 2019
Benzene swaps	U.S. liquid gallon	9,826,568	$2.24 - $3.07	Feb 2019 - Sep 2019
Diesel swaps	U.S. liquid gallon	5,020,626	$2.88 - $3.42	Jan 2019 - Dec 2019
Low-density polyethylene swaps	pound	18,000,000	$0.85 - $0.93	Jan 2019 - Dec 2019

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2018, the Group recognized an unrealized loss of $22 million (2017: unrealized gain of $1 million; 2016: unrealized gain of $22 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2018, the Group recognized a realized loss

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

of $18 million (2017: realized gain of $20 million; 2016: realized loss of $17 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2018, would have resulted in a $2 million change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

19.3    Credit risk

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

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount represents the maximum credit exposure. Refer to note 10 for additional information.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

19.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12-month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2018, the Group had $783 million of cash and cash equivalents on hand.

The Group's cash flows from operations and existing cash, together with other available external financing sources, will be adequate to meet the Group's liquidity needs for the next year. It also has credit lines in place to cover potential shortfalls. As of December 31, 2018, the Group had undrawn lines of credit under the revolving facility of the Credit Agreement totaling $244 million and undrawn availability under the Securitization Facility. In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2018
Non-derivative financial liabilities
Trade and other payables	(1,163)	(1,015)	(1,015)	—	—	—
Borrowings, including interest	(11,035)	(14,302)	(1,118)	(5,459)	(6,281)	(1,444)
	(12,198)	(15,317)	(2,133)	(5,459)	(6,281)	(1,444)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	—	8	8	—	—	—
Outflows	(17)	(25)	(25)	—	—	—
	(17)	(17)	(17)	—	—	—
Total	(12,215)	(15,334)	(2,150)	(5,459)	(6,281)	(1,444)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2017
Non-derivative financial liabilities
Trade and other payables	(1,116)	(984)	(984)	—	—	—
Borrowings, including interest	(11,389)	(14,253)	(1,069)	(4,394)	(2,172)	(6,618)
	(12,505)	(15,237)	(2,053)	(4,394)	(2,172)	(6,618)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	5	7	7	—	—	—
Outflows	—	(2)	(2)	—	—	—
	5	5	5	—	—	—
Total	(12,500)	(15,232)	(2,048)	(4,394)	(2,172)	(6,618)

19.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2018
Assets
Cash and cash equivalents	—	783	—	783	783
Current and non-current receivables	—	1,469	—	1,469	1,469
Derivative financial assets:
Commodity derivatives	1	—	—	1	1
Interest rate swap derivatives	28	—	—	28	28
Embedded derivatives	12	—	—	12	12
Total assets	41	2,252	—	2,293	2,293
Liabilities
Trade and other payables	—	—	(1,163)	(1,163)	(1,163)
Non-current payables	—	—	(45)	(45)	(45)
Derivative financial liabilities:
Commodity derivatives	(18)	—	—	(18)	(18)
Borrowings	—	—	(11,035)	(11,035)	(10,933)
Total liabilities	(18)	—	(12,243)	(12,261)	(12,159)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2017
Assets
Cash and cash equivalents	—	617	—	617	617
Current and non-current receivables	—	1,488	—	1,488	1,488
Derivative financial assets:
Commodity derivatives	7	—	—	7	7
Interest rate swap derivatives	26	—	—	26	26
Embedded derivatives	259	—	—	259	259
Total assets	292	2,105	—	2,397	2,397
Liabilities
Trade and other payables	—	—	(1,116)	(1,116)	(1,116)
Non-current payables	—	—	(45)	(45)	(45)
Derivative financial liabilities:
Commodity derivatives	(2)	—	—	(2)	(2)
Borrowings	—	—	(11,389)	(11,389)	(11,696)
Total liabilities	(2)	—	(12,550)	(12,552)	(12,859)

The methods used in determining fair values of financial instruments are disclosed in note 3.3 and note 3.4.

19.6    Fair value measurements recognized in the statement of comprehensive income

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(17)	—	(17)
Interest rate swap derivatives, net	—	28	—	28
Embedded derivatives	—	12	—	12
Total	—	23	—	23

As of December 31, 2017
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	5	—	5
Foreign currency derivatives, net	—	—	—	—
Interest rate swap derivatives, net	—	26	—	26
Embedded derivatives	—	259	—	259
Total	—	290	—	290

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

There were no transfers between any levels during the years ended December 31, 2018 and 2017. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

20.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Short-term employee benefits	13	15	17
Long-term employee benefits	3	3	4
Total compensation expense to key management personnel	16	18	21

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2018, 2017 and 2016.

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2018	2017	2016	2018	2017
Balances and transactions with immediate and ultimate parent entities
Included in trade and other payables				—	—
Tax loss transfer	—	—	(16)
Balances and transactions with joint ventures
Included in trade and other receivables, net				12	8
Sale of goods and services(a)	28	22	24
Balances and transactions with Rank Group Limited
Included in related party and other non-current receivables(b)(e)				328	329
Interest income	17	17	17
Included in trade and other payables(e)				(32)	(31)
Recharges(c)	(1)	(5)	(7)
Management fee(d)	(28)	(31)	(47)
Tax loss transfer	(3)	(1)	(4)
Balances and transactions with Rank Group North America, Inc.
Included in trade and other receivables, net				—	—
Recharges	2	1	4
Included in trade and other payables				—	—
Recharges(c)	(17)	(16)	(15)
Balances and transactions with other related parties
Included in trade and other receivables, net				1	—
Recharges	5	5	3
Included in trade and other payables				(1)	(1)

(a)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(b)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the Company. During the year ended December 31, 2018, interest was charged at 5.16% to 5.26% (2017: 5.16% to 5.25%; 2016: 5.31% to 5.78%). The loan is unsecured and repayable on demand. However, advances and interest are currently subordinated on terms such that, unless otherwise permitted, no payments can be made until the obligations under a senior secured credit facility of Rank Group Limited are repaid in full.

(c)
Represents certain costs paid by Rank Group Limited or Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These charges are for various costs incurred including services provided, financing and other activities. All amounts are unsecured, non-interest bearing and settled on normal trade terms.

(d)
The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. During the year ended December 31, 2016, the Group entered into a services agreement with Rank Group Limited. Rank Group Limited charged the Group a Management Fee of $31 million during the year ended December 31, 2018 in relation to the 2017 financial year. During the years ended December 31, 2017 and 2016, Rank Group Limited charged the Group a Management Fee of $31 million and $30 million in relation to the 2016 and 2015 financial years, respectively. Also during the year ended December 31, 2017, Rank Group Limited charged the Group a Management Fee of $15 million in relation to the 2009 and 2010 financial years, of which $8 million was included in continuing operations with the remainder included in discontinued operations. In addition, the Group has accrued $28 million in 2018 in respect of an expected management fee related to the 2018 financial year.

(e)
In August 2017, Rank Group Limited repaid $24 million of the related party loan receivable balance and the Group, by way of a payment direction, repaid $23 million of outstanding related party trade payable balances due to Rank Group Limited and $1 million of outstanding related party borrowings due to the Company's ultimate parent.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

21.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2018	2017	2018

Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.R.L.	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L.(a)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.(b)	Dec-31	Brazil	—	100	—
Resin Rio Comercio Ltda.(b)	Dec-31	Brazil	—	100	—
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited(c)	Dec-31	China	—	100	—
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.(c)	Dec-31	China	—	100	—
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.(c)	Dec-31	China	—	100	—
Graham Packaging (Taizhou) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Techne Machineries Foshan Ltd (in liquidation)(d)	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador, S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company Oy	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv-Omni Germany Holdings GmbH(b)	Dec-31	Germany	—	100	—
Closure Investment Holdings (Hong Kong) Limited(e)	Dec-31	Hong Kong	100	100	100
GP Asia Limited(f)	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited(c)	Dec-31	Hong Kong	—	100	—
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited(c)	Mar-31	India	—	100	—
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.(c)	Dec-31	Korea	—	100	—
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovación y Asesorìa en Plástico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.(b)	Dec-31	Mexico	—	100	—
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closure Systems International Nepal Private Limited(c)	Jul-16	Nepal	—	100	—
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Factoring Trust(g)	Dec-31	New Zealand	—	—	—
Beverage Packaging Holdings I Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Holdings III Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Holdings V Limited	Dec-31	New Zealand	100	100	100
Closure Systems International Limited	Dec-31	New Zealand	100	100	100
Evergreen Packaging International Limited	Dec-31	New Zealand	100	100	100
Reynolds Group Issuer (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Reynolds Packaging I Limited(h)	Dec-31	New Zealand	100	—	100
Reynolds Packaging International Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.(c)	Dec-31	Philippines	—	100	—
Graham Packaging Poland Sp. z o.o.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company (in liquidation)(d)	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.U.(b)	Dec-31	Spain	—	100	—
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.(c)	Dec-31	Spain	—	100	—
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited(c)	Dec-31	United Kingdom	—	100	—
Ivex Holdings, Ltd.(c)	Dec-31	United Kingdom	—	100	—
Ivex Plastics Limited(c)	Dec-31	United Kingdom	—	100	—
Kama Europe Limited(c)	Dec-31	United Kingdom	—	100	—
Pactiv (Films) Limited(c)	Dec-31	United Kingdom	—	100	—
Baker's Choice Products, Inc.(b)	Dec-31	U.S.A.	—	100	—
BCP/Graham Holdings LLC	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Blue Ridge Holding LLC(i)	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products LLC(j)	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(a)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging LLC(k)	Dec-31	U.S.A.	100	100	100
GEC Packaging Technologies LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
GPC US LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products LLC	Dec 31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.(b)	Dec-31	U.S.A.	—	100	—
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics Inc.	Dec-31	U.S.A.	100	100	100
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100

(a)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(b)	Merged during the year with another entity in the Group.

(c)	Sold during the year.

(d)	In voluntary liquidation.

(e)	Name changed during the year from Closure Systems International (Hong Kong) Limited.

(f)	Name changed during the year from Graham Packaging Asia Limited.

(g)	Included as a group entity on the basis that Beverage Packaging Holdings I Limited is the manager and beneficiary of this entity.

(h)	Incorporated during the year.

(i)	Name changed during the year from Blue Ridge Holding Corp.

(j)	Name changed during the year from Blue Ridge Paper Products Inc.

(k)	Name changed during the year from Evergreen Packaging Inc.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

22.    Operating leases

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2018	2017
Less than one year	104	110
Between 1 and 5 years	229	244
More than 5 years	50	63
Total	383	417

During the year ended December 31, 2018, $146 million of operating lease expense was recognized in the statement of comprehensive income as a component of profit or loss (2017: $133 million; 2016: $114 million).

23.    Capital commitments

As of December 31, 2018, the Group had entered into contracts to incur capital expenditures of $159 million (2017: $155 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

24.    Contingencies

Management fee

The Group's financing agreements permit the payment to related parties of management, consulting, monitoring and advisory fees (the "Management Fee") of up to 1.5% of the Group's Adjusted EBITDA (as defined in the financing agreements) for the previous year.

The Credit Agreement permits the Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 15 for additional information).

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2018, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2018, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

25.    Condensed consolidating guarantor financial information

Certain of the Group's subsidiaries have guaranteed the Group's obligations under the Reynolds Notes (as defined in note 15).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of December 31, 2018 and 2017 and the related statements of comprehensive income and cash flows for each of the years ended December 31, 2018, 2017 and 2016 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 15);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income and consolidating statements of cash flows for the years ended December 31, 2018, 2017 and 2016 and the condensed consolidating statements of financial position as of December 31, 2018 and 2017 reflect the current guarantor structure of the Group.

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Condensed consolidating statement of comprehensive income

	For the year ended December 31, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	9,682	1,202	(224)	10,660
Cost of sales	—	—	(7,769)	(1,021)	224	(8,566)
Gross profit	—	—	1,913	181	—	2,094
Net other income (expenses) and share of equity method earnings, net of income tax	(17)	—	(278)	(24)	40	(279)
Selling, marketing and distribution expenses	—	—	(239)	(25)	—	(264)
General and administration expenses	—	—	(637)	(60)	—	(697)
Profit (loss) from operating activities	(17)	—	759	72	40	854
Financial income	17	499	74	61	(605)	46
Financial expenses	(7)	(647)	(778)	(38)	605	(865)
Net financial income (expenses)	10	(148)	(704)	23	—	(819)
Profit (loss) from continuing operations before income tax	(7)	(148)	55	95	40	35
Income tax (expense) benefit	—	38	(49)	(29)	—	(40)
Profit (loss) from continuing operations	(7)	(110)	6	66	40	(5)
Profit (loss) from discontinued operations, net of income tax	—	—	—	—	—	—
Profit (loss) for the year	(7)	(110)	6	66	40	(5)
Total other comprehensive income (loss), net of income tax	(18)	—	(5)	(8)	13	(18)
Total comprehensive income (loss) for the year	(25)	(110)	1	58	53	(23)

Profit (loss) attributable to:
Equity holder of the Group - continuing operations	(7)	(110)	6	64	40	(7)
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	2	—	2
	(7)	(110)	6	66	40	(5)

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	(25)	(110)	1	56	53	(25)
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	2	—	2
	(25)	(110)	1	58	53	(23)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Condensed consolidating statement of financial position

	As of December 31, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	663	120	—	783
Trade and other receivables, net	—	—	98	1,023	—	1,121
Inventories	—	—	1,270	141	—	1,411
Inter-group receivables	—	985	28	1	(1,014)	—
Assets held for sale	—	—	5	—	—	5
Other assets	—	11	80	17	—	108
Total current assets	—	996	2,144	1,302	(1,014)	3,428
Investments in subsidiaries	1,408	—	895	—	(2,303)	—
Property, plant and equipment	—	—	2,714	307	—	3,021
Intangible assets	—	—	8,921	301	—	9,222
Inter-group receivables	8	6,301	1,795	245	(8,349)	—
Other assets	328	29	109	41	—	507
Total non-current assets	1,744	6,330	14,434	894	(10,652)	12,750
Total assets	1,744	7,326	16,578	2,196	(11,666)	16,178
Liabilities
Trade and other payables	33	119	832	179	—	1,163
Borrowings	—	—	36	419	—	455
Inter-group payables	—	13	985	16	(1,014)	—
Other liabilities	3	—	234	29	—	266
Total current liabilities	36	132	2,087	643	(1,014)	1,884
Borrowings	—	6,604	3,976	—	—	10,580
Inter-group liabilities	91	490	7,094	674	(8,349)	—
Other liabilities	—	6	2,013	69	—	2,088
Total non-current liabilities	91	7,100	13,083	743	(8,349)	12,668
Total liabilities	127	7,232	15,170	1,386	(9,363)	14,552
Net assets	1,617	94	1,408	810	(2,303)	1,626
Equity
Equity attributable to equity holder of the Group	1,617	94	1,408	801	(2,303)	1,617
Non-controlling interests	—	—	—	9	—	9
Total equity	1,617	94	1,408	810	(2,303)	1,626

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Condensed consolidating statement of cash flows

	For the year ended December 31, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(23)	(396)	1,107	26	236	950

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(538)	(47)	—	(585)
Proceeds from sale of property, plant and equipment and other assets	—	—	20	1	—	21
Disposal of businesses, net of cash disposed	—	—	119	(1)	—	118
Net related party (advances) repayments	—	482	(19)	(28)	(435)	—
Related party interest received	—	214	22	—	(236)	—
Other	—	—	4	2	—	6
Net cash from (used in) investing activities	—	696	(392)	(73)	(671)	(440)

Cash flows from (used in) financing activities
Repayment of borrowings	—	(300)	(52)	—	—	(352)
Net related party borrowings (repayments)	23	—	(454)	(4)	435	—
Other	—	—	(3)	(2)	—	(5)
Net cash from (used in) financing activities	23	(300)	(509)	(6)	435	(357)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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
For the year ended December 31, 2018

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
For the year ended December 31, 2018

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
For the year ended December 31, 2018

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
For the year ended December 31, 2018

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

26.    Subsequent events

There have been no events subsequent to December 31, 2018 which would require accrual or disclosure in these consolidated financial statements.

Beverage Packaging Holdings I Limited

Consolidated financial statements for the year ended
December 31, 2018

Beverage Packaging Holdings I Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Beverage Packaging Holdings I Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Beverage Packaging Holdings I Limited and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
February 13, 2019

We have served as the Company's auditor since 2009.

Beverage Packaging Holdings I Limited
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2018	2017	2016
Revenue		10,660	10,524	10,646
Cost of sales	*	(8,566)	(8,202)	(8,259)
Gross profit		2,094	2,322	2,387
Selling, marketing and distribution expenses	*	(264)	(277)	(315)
General and administration expenses	*	(697)	(745)	(855)
Net other income (expenses)	6	(257)	(59)	(45)
Profit from operating activities		876	1,241	1,172
Financial income	8	37	34	152
Financial expenses	8	(865)	(750)	(1,042)
Net financial income (expenses)		(828)	(716)	(890)
Profit (loss) from continuing operations before income tax		48	525	282
Income tax (expense) benefit	9	(40)	(80)	(103)
Profit (loss) from continuing operations		8	445	179
Profit (loss) from discontinued operations, net of income tax		—	(1)	1
Profit (loss) for the year		8	444	180
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(51)	74	(70)
Reclassification from foreign currency translation reserve		23	27	—
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	16	22	154	74
Total other comprehensive income (loss), net of income tax		(6)	255	4
Total comprehensive income (loss)		2	699	184
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		6	443	177
Equity holder of the Group - discontinued operations		—	(1)	1
Non-controlling interests		2	2	2
		8	444	180
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		—	698	181
Equity holder of the Group - discontinued operations		—	(1)	1
Non-controlling interests		2	2	2
		2	699	184

*	For information on expenses by nature, refer to notes 7, 8, 11, 12, 13, 16 and 22.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings I Limited
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2018	2017
Assets
Cash and cash equivalents		783	617
Trade and other receivables, net	10	1,121	1,136
Inventories	11	1,411	1,370
Current tax assets	9	14	14
Assets held for sale		5	144
Derivatives	19	12	11
Other assets		82	40
Total current assets		3,428	3,332
Related party and other non-current receivables	10	111	88
Investments in associates and joint ventures		24	24
Deferred tax assets	9	28	32
Property, plant and equipment	12	3,021	2,923
Intangible assets	13	9,222	9,659
Derivatives	19	29	281
Other assets		78	79
Total non-current assets		12,513	13,086
Total assets		15,941	16,418
Liabilities
Trade and other payables	14	1,139	1,092
Liabilities directly associated with assets held for sale		—	34
Borrowings	15	455	470
Current tax liabilities	9	24	39
Derivatives	19	18	2
Employee benefits	16	178	213
Provisions	17	43	39
Total current liabilities		1,857	1,889
Non-current payables	14	45	45
Borrowings	15	10,580	10,919
Deferred tax liabilities	9	922	1,014
Employee benefits	16	1,041	1,045
Provisions	17	80	89
Total non-current liabilities		12,668	13,112
Total liabilities		14,525	15,001
Net assets		1,416	1,417
Equity
Share capital	18	2,188	2,188
Reserves		(1,753)	(1,759)
Retained profits		972	978
Equity attributable to equity holder of the Group		1,407	1,407
Non-controlling interests		9	10
Total equity		1,416	1,417

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings I Limited
Consolidated statements of changes in equity

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2016)		2,188	(464)	(1,557)	361	528	16	544
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	178	178	2	180
Remeasurement of defined benefit plans, net of income tax	16	—	—	74	—	74	—	74
Foreign currency translation reserve		—	(70)	—	—	(70)	—	(70)
Total comprehensive income (loss) for the year		—	(70)	74	178	182	2	184
Change upon sale of business		—	—	—	—	—	(7)	(7)
Dividends paid to non-controlling interests		—	—	—	—	—	(2)	(2)
Balance as of December 31, 2016		2,188	(534)	(1,483)	539	710	9	719
Balance at the beginning of the year (January 1, 2017)		2,188	(534)	(1,483)	539	710	9	719
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	442	442	2	444
Remeasurement of defined benefit plans, net of income tax	16	—	—	154	—	154	—	154
Foreign currency translation reserve		—	74	—	—	74	—	74
Reclassification of foreign currency translation reserve upon disposal of businesses		—	27	—	—	27	—	27
Total comprehensive income (loss) for the year		—	101	154	442	697	2	699
Change upon sale of business		—	—	3	(3)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2017		2,188	(433)	(1,326)	978	1,407	10	1,417
Balance at the beginning of the year (January 1, 2018)		2,188	(433)	(1,326)	978	1,407	10	1,417
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	6	6	2	8
Remeasurement of defined benefit plans, net of income tax	16	—	—	22	—	22	—	22
Foreign currency translation reserve		—	(51)	—	—	(51)	—	(51)
Reclassification of foreign currency translation reserve upon disposal of businesses		—	23	—	—	23	—	23
Total comprehensive income (loss) for the year		—	(28)	22	6	—	2	2
Change upon sale of businesses		—	—	12	(12)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2018		2,188	(461)	(1,292)	972	1,407	9	1,416

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The consolidated statements of changes in equity should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings I Limited
Consolidated statements of cash flows

		For the year ended December 31,
(In $ million)	Note	2018	2017	2016
Cash flows from operating activities
Profit (loss)		8	444	180
Adjustments for:
Depreciation and amortization		655	674	707
Asset impairment charges		240	45	45
Foreign currency adjustments		—	1	5
Change in fair value of derivatives		22	—	(18)
(Gain) loss on sale or disposal of businesses and other assets		(6)	15	3
Business disposal costs		—	(1)	(1)
Share of profit of associates and joint ventures, net of income tax		(3)	(2)	(3)
Net financial (income) expenses		828	716	890
Premium on extinguishment of borrowings		(3)	(11)	(122)
Interest paid		(619)	(644)	(909)
Income tax expense (benefit)		40	80	103
Income taxes paid, net of refunds received		(143)	(196)	(162)
Change in trade and other receivables		(3)	(110)	9
Change in inventories		(83)	(151)	(2)
Change in trade and other payables		49	9	18
Change in provisions and employee benefits		(3)	1	176
Change in other assets and liabilities		(6)	(12)	3
Net cash from operating activities		973	858	922
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets		(585)	(410)	(324)
Proceeds from sale of property, plant and equipment and other assets		21	5	13
Disposal of businesses, net of cash disposed		118	44	149
Related party loan advance	21	(23)	(18)	(45)
Other		6	2	5
Net cash from (used in) investing activities		(463)	(377)	(202)
Cash flows used in financing activities
Drawdown of borrowings		—	452	4,706
Repayment of borrowings		(352)	(1,221)	(5,107)
Related party borrowings (repayments)		—	—	(1,232)
Payment of debt transaction costs		—	(10)	(110)
Other		(5)	(6)	(6)
Net cash used in financing activities		(357)	(785)	(1,749)
Net increase (decrease) in cash and cash equivalents		153	(304)	(1,029)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year		617	932	1,976
Cash and cash equivalents classified as assets held for sale at the beginning of the year		20	3	—
Effect of exchange rate fluctuations on cash and cash equivalents		(7)	6	(12)
Cash and cash equivalents as of December 31		783	637	935
Cash and cash equivalents are comprised of:
Cash and cash equivalents		783	617	932
Cash and cash equivalents classified as assets held for sale		—	20	3
Cash and cash equivalents as of December 31		783	637	935

Beverage Packaging Holdings I Limited
Consolidated statements of cash flows

Significant non-cash financing and investing activities

In February 2017, Reynolds Group Holdings Limited ("RGHL"), the immediate parent of the Company, and the Group refinanced their Credit Agreement as discussed further in note 15. The refinancing resulted in no actual cash flows other than the payment of fees, which is included above in payment of debt transaction costs. The principal amount outstanding at the time of the refinancing was $3,583 million.

In August 2016, RGHL and the Group amended their credit agreement. The amount outstanding at the time of the amendment was $2,454 million. The amendment was with the same financial institutions resulting in no actual cash flows other than the repayment of $203 million of principal balance and the payment of fees, which is included above in payment of debt transaction costs.

The consolidated statements of cash flows should be read in conjunction with the notes to the consolidated financial statements.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

1.Reporting entity

Beverage Packaging Holdings I Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The consolidated financial statements of Beverage Packaging Holdings I Limited as of and for the year ended December 31, 2018 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

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

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on February 13, 2019 in Chicago, Illinois (February 14, 2019 in Auckland, New Zealand).

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2018. Information for the comparative years is for the twelve month periods ended December 31, 2017 and December 31, 2016.

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

3.    Significant accounting policies

Except as detailed in note 3.15, the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements by all Group entities.

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
For the year ended December 31, 2018

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
For the year ended December 31, 2018

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in the statement of comprehensive income as part of the gain or loss on the sale.

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2018	2017	2016	2018	2017
1 €	1.18	1.13	1.11	1.14	1.19
10 MXN	0.52	0.53	0.54	0.51	0.51
1 NZ$	0.69	0.71	0.70	0.67	0.71
1 CA$	0.77	0.77	0.75	0.73	0.80

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
For the year ended December 31, 2018

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

Property, plant and equipment acquired in a business combination is recorded at fair value, which is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing, wherein the parties had each acted knowledgeably, prudently and without compulsion. The market value of items of property, plant and equipment, which is determined by management, is based on the quoted market prices for similar items where available or based on the assessment of appropriately qualified independent valuers.

(b)    Assets under construction

Assets under construction are transferred to the appropriate asset category when they are ready for their intended use. Assets under construction are not depreciated but tested for impairment at least annually or when there is an indication of impairment.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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
For the year ended December 31, 2018

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
For the year ended December 31, 2018

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

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to dispose. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In assessing the fair value less costs to dispose for goodwill and certain trademarks, the forecasted future Adjusted EBITDA (as defined in note 5) to be generated by the asset or segment being assessed is multiplied by a relevant market indexed multiple ("earnings multiple"). The fair value less cost to dispose of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. If no indication of impairment is identified, no further measurement is required. If the relief from royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value at the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Indefinite life intangible assets other than goodwill and the Reynolds® and Hefty® trademarks discussed above consist primarily of the Graham Packaging trademark and permits associated with various production plants. The fair value less cost to dispose for other indefinite life intangible assets are evaluated at the applicable CGU level.

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

3.10    Assets and liabilities classified as held for sale and discontinued operations

(a)    Assets and liabilities classified as held for sale

Assets (or disposal groups comprised of assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. They are stated at the lower of carrying amount and fair value less costs to dispose. Upon reclassification the Group ceases to depreciate or amortize non-current assets classified as held for sale. Impairment losses on initial classification of an asset to being held for sale and subsequent gains or losses on remeasurement are recognized in the statement of comprehensive income as a component of profit or loss. Gains are not recognized in excess of any prior cumulative impairment losses.

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
For the year ended December 31, 2018

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2018, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2018, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in employee benefits.

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

3.15    Revenue

(a)     Revenue recognition for the year ended December 31, 2018

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework which provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised products or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those products or services. In accordance with the transition provisions in IFRS 15, the Group has elected to adopt the new rules using the modified retrospective method, in which case the cumulative effect of applying the standard is to be recognized at the date of initial application. Accordingly, the cumulative effect was recognized as of January 1, 2018. The Group elected to apply this method to all contracts that were not completed at the date of initial application. The adoption resulted in changes in accounting policies and immaterial adjustments to the amounts recognized in the financial statements, including the cumulative impact to retained earnings at January 1, 2018 as well as the results for the year ended December 31, 2018.

The Group manufactures and sells a range of consumer food, beverage and food service packaging products. The Group enters into a variety of arrangements with customers, including pricing arrangements and master supply arrangements, which outline the terms under which the Group does business with a specific customer. The Group also sells to some customers solely based on purchase orders. The Group has concluded that for the vast majority of its revenue, its contracts with customers are either a purchase order or the combination of a purchase order with a master supply arrangement.

Revenue is recognized for these arrangements over time or at a point in time depending on the Group’s evaluation of when the customer obtains control of the promised products or services. Revenue from customer products which have no alternative use, for which an enforceable right to payment exists, is recognized over time due to the continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience or by contractual termination clauses, and requires that the customer pay the Group for costs incurred plus a reasonable profit. Therefore, the Group will recognize revenue earlier for these arrangements, such that a portion of revenue will be recognized prior to the delivery of these products. All other revenue is recognized at a point in time, which is typically on delivery. All revenue is recognized net of any related rebates, discounts and tax. Refer to note 5 for additional information on disaggregated revenue.

The nature of the Group’s contracts gives rise to several types of variable consideration. The recognition of revenue is dependent on the terms of the individual arrangements of a sale. In arriving at net revenue, the Group estimates the amount of deductions from revenue that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts. In addition, in certain businesses, the Group participates in customer pricing programs that provide price discounts to the ultimate end-users of the Group’s products in the form of redeemable coupons. The Group’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information reasonably available to the Group, including historical and current market trends which are affected by seasonality and competitiveness of promotional programs being offered. Accumulated experience is used to estimate and provide for the expected value of these discounts. The Group includes estimated amounts in the transaction price to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates are reviewed quarterly for possible revisions. In the event that future revenue deduction trends vary significantly from past or expected trends, reported revenue may increase or decrease by a material amount.
For arrangements that include multiple performance obligations, the Group allocates revenue to each performance obligation based on estimates of the price that would be charged to the customer for each promised product or service if it were sold on a standalone basis. The durations for

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

these arrangements are short-term, not exceeding one year. The Group has elected to apply the practical expedients not to disclose additional information about its remaining performance obligations.

The Group does not have any material contracts where the period between the transfer of the promised products to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

The Group does not incur any significant costs to obtain a contract.

(b)     Revenue recognition for the years ended December 31, 2017 and 2016

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

3.19    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2018

There have been no other interpretations or amendments to existing standards effective in 2018 that have an impact on the Group's financial statements.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

The following standards and amendments to existing standards are not yet effective for the year ended December 31, 2018, and have not been applied in preparing these consolidated financial statements:

In February 2018, the IASB issued an amendment to IAS 19, “Employee Benefits.” This amendment requires an entity to: (i) use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and (ii) recognize in profit or loss as part of past service costs, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment is applied prospectively to plan amendments, settlements or curtailments that occur after the beginning of the first annual reporting period beginning on or after January 1, 2019. The adoption of this amendment is not expected to have an impact on the Group's consolidated financial statements.

In June 2017, the IASB issued IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments.” IFRIC 23 is to be applied while performing the determination of taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The adoption of this interpretation is not expected to have a material impact on the Group's consolidated financial statements.

In January 2016, the IASB issued IFRS 16 “Leases.” The new standard supersedes IAS 17 "Leases" and related interpretations, and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model whereby a lessee is required to record a right-of-use asset and a lease liability for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and the subsequent depreciation of the right-of-use asset over the lease term. In addition, IFRS 16 replaces a portion of the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019. The Group will adopt IFRS 16 effective January 1, 2019 using a modified retrospective method and will not restate comparative periods. The Group is electing the practical expedients available under the transition guidance, which, among other things, allows a recognition exemption for short term and low value leases and the use of hindsight. Upon adoption, the Group expects to record right-of-use assets and lease liabilities in the range of approximately $348 million to $426 million, representing the present value of future lease payments with terms of greater than 12 months. While the Group is substantially complete with the implementation efforts, IFRS 16 also requires expanded disclosure regarding the amounts, timing and uncertainties of cash flows related to the Group’s lease portfolio. The Group is evaluating these disclosure requirements and is incorporating the collection of relevant data into its processes in preparation for disclosure in 2019.

4.    Critical accounting estimates and assumptions

In the process of applying the Group's accounting policies management has made certain estimates and assumptions about the carrying amounts of assets and liabilities, income and expenses and the disclosure of contingent assets and liabilities. The key assumptions concerning the future and other key sources of uncertainty with respect to estimates at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial reporting period are as follows:

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to dispose and value in use (as appropriate for the asset being reviewed). Significant judgment is involved with estimating the fair value of a segment. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the segment and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets, the assumptions used in impairment testing and an impairment charge recorded at Graham Packaging in the current year are provided in note 13.

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
For the year ended December 31, 2018

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

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

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

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Business segment reporting

	For the year ended December 31, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,980	3,267	2,087	1,504	822	—	10,660
Total inter-segment revenue	164	511	—	99	39	(813)	—
Total segment revenue	3,144	3,778	2,087	1,603	861	(813)	10,660
Gross profit	849	606	265	233	142	(1)	2,094
Expenses and other income	(289)	(293)	(404)	(65)	(59)	(108)	(1,218)
Earnings before interest and tax (“EBIT”) from continuing operations	560	313	(139)	168	83	(109)	876
Financial income							37
Financial expenses							(865)
Profit (loss) from continuing operations before income tax							48
Income tax (expense) benefit							(40)
Profit (loss) from continuing operations							8

Earnings before interest and tax (“EBIT”) from continuing operations	560	313	(139)	168	83	(109)	876
Depreciation and amortization from continuing operations	83	204	253	63	52	—	655
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	643	517	114	231	135	(109)	1,531

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	For the year ended December 31, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	643	517	114	231	135	(109)	1,531
Included in EBITDA:
Asset impairment charges, net of reversals	—	7	229	—	4	—	240
(Gain) loss on sale or disposal of businesses and non-current assets	—	23	—	—	(31)	—	(8)
Non-cash pension expense	—	—	—	—	—	56	56
Operational process engineering-related consultancy costs	—	14	—	—	—	—	14
Related party management fee	—	—	—	—	—	8	8
Restructuring costs, net of reversals	—	2	7	—	8	—	17
Unrealized (gain) loss on derivatives	14	6	—	2	—	—	22
Other	(5)	—	(1)	(3)	—	1	(8)
Adjusted EBITDA from continuing operations	652	569	349	230	116	(44)	1,872
Segment assets (excluding intercompany balances)	4,108	4,702	3,958	1,129	994	1,050	15,941
Included in segment assets are:
Additions to property, plant and equipment	82	243	130	65	40	5	565
Additions to intangible assets	1	16	2	—	—	3	22
Segment liabilities (excluding intercompany balances)	593	880	705	371	235	11,741	14,525

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	For the year ended December 31, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	656	607	392	256	118	(114)	1,915
Included in EBITDA:
Asset impairment charges, net of reversals	—	36	7	—	2	—	45
Non-cash pension expense, net of settlement gain	—	—	—	—	—	58	58
Operational process engineering-related consultancy costs	3	12	—	—	—	—	15
Related party management fee	—	—	—	—	—	9	9
Restructuring costs, net of reversals	5	8	4	2	4	—	23
Unrealized (gain) loss on derivatives	(4)	2	—	1	1	—	—
Other	—	12	(6)	(1)	6	2	13
Adjusted EBITDA from continuing operations	660	677	397	258	131	(45)	2,078
Segment assets (excluding intercompany balances)	4,122	4,743	4,430	1,163	1,147	813	16,418
Included in segment assets are:
Additions to property, plant and equipment	55	104	136	63	31	3	392
Additions to intangible assets	2	2	4	3	—	1	12
Segment liabilities (excluding intercompany balances)	596	881	814	386	255	12,069	15,001

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	For the year ended December 31, 2016
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	658	581	402	284	130	(176)	1,879
Included in EBITDA:
Asset impairment charges, net of reversals	—	28	11	—	6	—	45
Non-cash change in multi-employer pension plan withdrawal liability	—	(1)	—	(10)	—	—	(11)
Non-cash pension expense	—	—	—	—	—	124	124
Operational process engineering-related consultancy costs	—	21	—	—	—	—	21
Related party management fee	—	—	—	—	—	13	13
Restructuring costs, net of reversals	—	31	12	1	5	—	49
Unrealized (gain) loss on derivatives	(8)	(7)	—	(3)	(2)	—	(20)
Other	—	9	(4)	(2)	(1)	1	3
Adjusted EBITDA from continuing operations	650	662	421	270	138	(38)	2,103

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total external revenue
For the year ended December 31, 2018
Reynolds Consumer Products	3,081	61	2	—	—	—	3,144
Pactiv Foodservice	3,396	354	27	1	—	—	3,778
Graham Packaging	1,787	105	5	136	54	—	2,087
Evergreen	1,401	35	167	—	—	—	1,603
Closures	414	82	160	113	82	10	861
Corporate / unallocated*	(793)	(19)	—	(1)	—	—	(813)
Total revenue for 2018	9,286	618	361	249	136	10	10,660
For the year ended December 31, 2017
Reynolds Consumer Products	2,865	92	2	—	—	—	2,959
Pactiv Foodservice	3,299	345	28	57	—	—	3,729
Graham Packaging	1,790	116	29	155	57	—	2,147
Evergreen	1,371	36	155	—	—	—	1,562
Closures	370	81	238	107	95	10	901
Corporate / unallocated*	(733)	(38)	(3)	—	—	—	(774)
Total revenue for 2017	8,962	632	449	319	152	10	10,524
For the year ended December 31, 2016
Reynolds Consumer Products	2,844	90	2	—	—	—	2,936
Pactiv Foodservice	3,287	321	30	110	—	—	3,748
Graham Packaging	1,838	123	44	161	57	—	2,223
Evergreen	1,393	39	148	—	—	—	1,580
Closures	373	84	241	112	107	11	928
Corporate / unallocated*	(729)	(37)	(3)	—	—	—	(769)
Total revenue for 2016	9,006	620	462	383	164	11	10,646
Non-current assets
As of December 31, 2018	11,664	266	176	159	57	23	12,345
As of December 31, 2017	11,861	279	179	213	79	74	12,685

* Corporate/unallocated includes eliminations of transactions between segments.

There was no revenue from external customers in New Zealand, where the Company is domiciled, for any years presented. There were no non-current assets in New Zealand as of December 31, 2018 (2017: $49 million).

Information about major customers

The Group had revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue. The revenue attributable to this customer for the year ended December 31, 2018 was $1,268 million (2017: $1,163 million, 2016: $1,104 million) and is reported in the Reynolds Consumer Products segment.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	For the year ended December 31,
(In $ million)	2018	2017	2016
Reynolds Consumer Products
Waste and storage products	1,227	1,157	1,166
Cooking products	1,160	1,071	1,060
Tableware	757	731	710
Pactiv Foodservice
Foodservice Packaging	3,778	3,729	3,748
Graham Packaging
Food and beverage plastic containers	1,443	1,487	1,541
All other plastic containers	644	660	682
Evergreen
Carton packaging	799	774	809
Liquid packaging board	438	453	414
Paper products	366	335	357
Closures
Caps and closures	861	901	928
Corporate / unallocated*
Inter-segment eliminations	(813)	(774)	(769)
Total Revenue	10,660	10,524	10,646

* Corporate/unallocated includes eliminations of transactions between segments.

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2018	2017	2016
Asset impairment charges, net of reversals	(240)	(45)	(45)
Gain (loss) on sale or disposal of businesses and non-current assets	8	(13)	(4)
Net foreign currency exchange gains (losses)	—	(3)	(10)
Related party management fee (refer to note 20)	(8)	(9)	(13)
Unrealized gain (loss) on derivatives (refer to note 19)	(22)	—	18
Other	5	11	9
Net other income (expenses)	(257)	(59)	(45)

Asset impairment charges for the year ended December 31, 2018 include a $206 million goodwill impairment charge recorded at Graham Packaging. For further details, refer to note 13.

7.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,057 million for the year ended December 31, 2018 (2017: $2,058 million; 2016: $2,122 million). Personnel expenses include salaries, wages, employee related taxes, short-term employee benefits, pension benefits (including plans assumed), post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 16.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

8.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2018	2017	2016
Interest income	5	3	5
Interest income on related party loans (refer to note 20)	4	2	—
Net gain in fair value of derivatives	—	29	134
Net foreign currency exchange gain	28	—	13
Financial income	37	34	152
Interest expense:
Securitization Facility	(16)	(13)	(9)
Credit Agreement	(166)	(146)	(119)
Reynolds Notes:
7.125% Senior Secured Notes due 2019	—	—	(26)
7.875% Senior Secured Notes due 2019	—	—	(27)
5.750% Senior Secured Notes due 2020	(180)	(186)	(186)
6.875% Senior Secured Notes due 2021	(26)	(44)	(65)
Floating Rate Senior Secured Notes due 2021	(35)	(35)	(16)
5.125% Senior Secured Notes due 2023	(82)	(82)	(41)
8.500% Senior Notes due 2018	—	—	(28)
9.000% Senior Notes due 2019	—	—	(28)
9.875% Senior Notes due 2019	—	—	(83)
8.250% Senior Notes due 2021	—	(4)	(75)
7.000% Senior Notes due 2024	(56)	(56)	(29)
Related Party Notes:
Related Party 5.625% Senior Notes due 2016	—	—	(30)
Related Party 6.000% Senior Subordinated Notes due 2017	—	—	(17)
Pactiv Notes:
8.125% Debentures due 2017	—	(11)	(24)
6.400% Notes due 2018	—	(1)	(1)
7.950% Debentures due 2025	(22)	(22)	(22)
8.375% Debentures due 2027	(17)	(17)	(17)
Amortization of:
Transaction costs	(16)	(17)	(26)
Related Party Notes transaction costs	—	—	(2)
Fair value adjustment of acquired notes	(1)	1	2
Embedded derivatives	6	7	8
Net loss in fair value of derivatives	(245)	—	—
Net foreign currency exchange loss	—	(44)	—
Loss on extinguishment of debt(a)(b)(c)	(3)	(67)	(168)
Other	(6)	(13)	(13)
Financial expenses	(865)	(750)	(1,042)
Net financial income (expenses)	(828)	(716)	(890)

(a)	The 2018 loss on extinguishment of debt included $3 million of redemption premiums related to the repayment of the 6.875% Senior Secured Notes due 2021.

(b)
The 2017 loss on extinguishment of debt included $56 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of the 8.250% Senior Notes, the Credit Agreement refinancing and the Securitization Facility refinancing as well as $11 million of redemption premiums related to the repurchase of the 8.250% Senior Notes and 5.750% Senior Secured Notes due 2020.

(c)
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

Refer to note 15 for information on the Group's borrowings.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

9.    Income tax

	For the year ended December 31,
(In $ million)	2018	2017	2016
Current tax (expense) benefit
Current year	(128)	(200)	(121)
Adjustments for prior years	(2)	2	(1)
	(130)	(198)	(122)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	83	100	16
Recognition of previously unrecognized tax losses and temporary differences	—	24	—
Adjustments for prior years	7	(6)	3
	90	118	19
Income tax (expense) benefit	(40)	(80)	(103)

In addition to the above amounts, the Group has recognized tax expense of $10 million directly in other comprehensive income for the year ended December 31, 2018 (2017: $25 million tax expense; 2016: $45 million tax expense).

9.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2018	2017	2016
Profit (loss) from continuing operations before income tax	48	525	282
Income tax using the New Zealand tax rate of 28%	(10)	(147)	(79)
Effect of tax rates in foreign jurisdictions	(16)	(57)	(21)
Non-deductible expenses and permanent differences	(17)	(22)	(4)
Tax exempt income and income at a reduced tax rate	6	5	(3)
Goodwill impairment	(28)	—	—
Currency translation (gain) loss	(1)	25	11
Domestic manufacturing deduction	—	13	13
Withholding tax	(6)	(10)	(5)
Withholding tax related to prior periods	(7)	—	—
Deemed mandatory repatriation	—	(5)	—
Tax rate modifications	15	339	—
Write-off of previously recognized deferred tax assets	—	(228)	—
Recognition of deferred tax asset for previously unrecognized tax losses	—	24	—
Change in unrecognized tax losses and temporary differences	5	(21)	(15)
Tax on unremitted earnings	(2)	9	(1)
Tax uncertainties	12	(4)	1
Over (under) provided in prior periods	5	(4)	2
Other	4	3	(2)
Total income tax (expense) benefit	(40)	(80)	(103)

9.2    Changes in U.S. federal tax legislation and provisionally determined amounts

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

As detailed in note 9.1, the reduction in the U.S. federal tax rate from 35% to 21% has resulted in a tax benefit of $339 million that is recognized in the income statement for the year ended December 31, 2017. The reduction in the U.S. federal tax rate from 35% to 21% has also resulted in a tax benefit of $42 million for the year ended December 31, 2017 that has been recognized directly in equity.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

As detailed in note 9.1, the Group has recognized tax expense of $5 million for the estimated liability arising from the deemed mandatory repatriation of earnings associated with the introduction of a participation exemption tax system. This estimated amount includes provisional interpretations as to how foreign earnings and profits should be measured on an interim basis.

During the year ended December 31, 2018, the Group finalized these provisionally determined amounts.  There were no significant changes to any previously determined provisional amounts.

9.3    Current tax assets and liabilities

Current tax assets of $14 million as of December 31, 2018 (2017: $14 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $24 million as of December 31, 2018 (2017: $39 million) represent the amount of income taxes payable with respect to current and prior years.

9.4    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2017	(99)	(556)	(1,711)	492	97	562	141	(1,074)
Recognized in profit or loss	26	197	612	(214)	(12)	(450)	(41)	118
Recognized in equity	—	—	—	(20)	—	—	(5)	(25)
Other	—	(1)	(3)	—	—	—	3	(1)
Balance as of December 31, 2017	(73)	(360)	(1,102)	258	85	112	98	(982)
Recognized in profit or loss	73	(15)	48	20	(18)	9	(27)	90
Recognized in equity	—	—	—	(10)	—	—	3	(7)
Other	—	(1)	2	1	(2)	—	5	5
Balance as of December 31, 2018	—	(376)	(1,052)	269	65	121	79	(894)

	As of December 31,
(In $ million)	2018	2017
Included in the statement of financial position as:
Deferred tax assets - non-current	28	32
Deferred tax liabilities - non-current	(922)	(1,014)
Total recognized net deferred tax liabilities	(894)	(982)

9.5    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2018, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $63 million.

9.6    Unrecognized deferred taxes

	As of December 31,
(In $ million)	2018	2017
Deductible (taxable) temporary differences	284	239
Tax losses	294	344
Total unrecognized deferred tax assets	578	583

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

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

10.    Trade and other receivables, net

	As of December 31,
(In $ million)	2018	2017
Trade receivables	1,046	1,067
Provision for impairment	(6)	(8)
Total trade receivables, net of provision for impairment	1,040	1,059
Related party receivables (refer to note 20)	13	8
Other receivables	68	69
Total current trade and other receivables, net	1,121	1,136
Related party receivables (refer to note 20)	91	65
Other receivables	20	23
Total non-current receivables	111	88

10.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2018	2017
Current	962	954
Past due 1 to 30 days	59	73
Past due 31 to 60 days	9	13
Past due 61 to 90 days	4	8
Past due more than 90 days	6	11
Balance at the end of the year	1,040	1,059

11.    Inventories

	As of December 31,
(In $ million)	2018	2017
Raw materials and consumables	463	424
Work in progress	133	145
Finished goods	720	717
Engineering and maintenance materials	123	99
Provision against inventories	(28)	(15)
Total inventories	1,411	1,370

During the year ended December 31, 2018, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $4.7 billion (2017: $4.6 billion; 2016: $4.6 billion).

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

12.    Property, plant and equipment

(In $ million)	Land	Buildings and improvements	Plant and equipment	Capital work in progress	Finance leased assets	Total
As of December 31, 2018
Cost	163	932	5,190	416	29	6,730
Accumulated depreciation	—	(474)	(3,158)	—	(14)	(3,646)
Accumulated impairment losses	—	(2)	(61)	—	—	(63)
Carrying amount as of December 31, 2018	163	456	1,971	416	15	3,021
As of December 31, 2017
Cost	170	903	4,931	300	28	6,332
Accumulated depreciation	—	(431)	(2,916)	—	(12)	(3,359)
Accumulated impairment losses	—	—	(50)	—	—	(50)
Carrying amount as of December 31, 2017	170	472	1,965	300	16	2,923
Carrying amount as of January 1, 2018	170	472	1,965	300	16	2,923
Additions	—	—	—	564	1	565
Capitalization of borrowing costs	—	—	—	7	—	7
Disposals	—	—	(3)	—	—	(3)
Depreciation for the year	—	(50)	(370)	—	(2)	(422)
Impairment losses, net of reversals	—	(3)	(28)	—	—	(31)
Other transfers	(6)	39	417	(454)	—	(4)
Effect of movements in exchange rates	(1)	(2)	(10)	(1)	—	(14)
Carrying amount as of December 31, 2018	163	456	1,971	416	15	3,021
Carrying amount as of January 1, 2017	168	498	2,100	226	18	3,010
Additions	—	2	—	390	—	392
Capitalization of borrowing costs	—	—	—	3	—	3
Disposals	—	—	(10)	—	—	(10)
Depreciation for the year	—	(50)	(367)	—	(2)	(419)
Impairment losses, net of reversals	—	—	(9)	(1)	—	(10)
Other transfers	(1)	18	235	(320)	—	(68)
Effect of movements in exchange rates	3	4	16	2	—	25
Carrying amount as of December 31, 2017	170	472	1,965	300	16	2,923
Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Cost of sales	412	411	436
General and administration expenses	10	8	9
Total depreciation expense	422	419	445

During the year ended December 31, 2018, the Group incurred $31 million of impairment losses, net of reversals (2017: $10 million; 2016: $44 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

Refer to note 15 for details of security granted over property, plant and equipment and other assets.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

13.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2018
Cost	5,456	1,764	3,299	891	103	11,513
Accumulated amortization	—	(87)	(1,344)	(622)	(27)	(2,080)
Accumulated impairment losses	(206)	—	—	—	(5)	(211)
Carrying amount as of December 31, 2018	5,250	1,677	1,955	269	71	9,222
As of December 31, 2017
Cost	5,465	1,763	3,321	883	102	11,534
Accumulated amortization	—	(83)	(1,189)	(573)	(24)	(1,869)
Accumulated impairment losses	—	—	—	—	(6)	(6)
Carrying amount as of December 31, 2017	5,465	1,680	2,132	310	72	9,659
Carrying amount as of January 1, 2018	5,465	1,680	2,132	310	72	9,659
Additions	—	—	—	20	2	22
Disposals	(3)	—	(3)	—	—	(6)
Amortization for the year	—	(3)	(166)	(61)	(3)	(233)
Impairment losses	(206)	—	—	—	—	(206)
Effect of movements in exchange rates	(6)	—	(8)	—	—	(14)
Carrying amount as of December 31, 2018	5,250	1,677	1,955	269	71	9,222
Carrying amount as of January 1, 2017	5,431	1,684	2,322	385	80	9,902
Additions	—	—	—	10	2	12
Disposals	(1)	—	—	(4)	—	(5)
Amortization for the year	—	(4)	(168)	(80)	(3)	(255)
Impairment losses	—	—	—	—	(5)	(5)
Transfers to assets held for sale	19	—	(42)	—	(2)	(25)
Other transfers	—	—	—	(1)	—	(1)
Effect of movements in exchange rates	16	—	20	—	—	36
Carrying amount as of December 31, 2017	5,465	1,680	2,132	310	72	9,659

During the year ended December 31, 2018, goodwill disposals were related to certain Graham Packaging businesses. During the year ended December 31, 2017, goodwill disposals were related to certain Graham Packaging and Closures businesses.

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Cost of sales	42	42	41
General and administration expenses	191	213	221
Total amortization expense	233	255	262

Refer to note 15 for details of security granted over the Group's intangible assets.

13.1    Impairment testing for indefinite life intangible assets

Goodwill, certain trademarks and certain other intangible assets are the only intangibles with indefinite useful lives and therefore are not subject to amortization. Instead, they are tested for impairment at least annually (as of December 31) as well as whenever there is an indication that they may be impaired. Goodwill is tested at the segment level, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Indefinite life intangible assets are tested at a CGU or group of CGUs that supports the indefinite life intangible assets.

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	As of December 31,
	2018			2017
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,696	526	59	1,697	526	59
Graham Packaging	1,200	251	—	1,412	251	—
Evergreen	67	34	—	67	34	—
Closures	374	—	—	376	—	—
Total	5,250	1,661	59	5,465	1,661	59

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to dispose.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the 2018 Adjusted EBITDA or forecasted 2019 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2019 Adjusted EBITDA has been prepared using certain key assumptions including selling prices, sales volumes and costs of raw materials. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2018 ranged between 7.5x and 10x. Costs to dispose were estimated to be 1% to 1.5% of the fair value of each segment depending on the magnitude of the fair value.

Based on the results of testing, with the exception of Graham Packaging, the recoverable amounts for goodwill and indefinite life intangible assets exceeded the carrying values and no impairment was recognized.

In performing the annual impairment test for goodwill as of December 31, 2018 and in conjunction with the Group's 2019 budgeting process, the Group determined that a goodwill impairment charge of $206 million arose in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three months ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount has been determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. The impairment charge has been recognized in net other income (expenses) in the statement of comprehensive income. As a result of the impairment, the carrying value of Graham Packaging is the same as its recoverable amount ($2.9 billion). A reasonably possible unexpected deterioration in financial performance or adverse change in capitalization multiple may result in a further impairment.

For all of the Group's segments, there can be no assurances that sustained declines in macroeconomic or business conditions affecting the industries in which the Group operates and its businesses will not occur, and were they to occur, that future declines will not result in additional impairments in future periods.

The estimated fair value less cost to dispose of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 1% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 6%. The discount rate of 8.3% was based on market factors and costs to dispose were estimated to be 1.5% of the fair value of each asset.

14.    Trade and other payables

	As of December 31,
(In $ million)	2018	2017
Trade payables	701	646
Accrued interest	125	132
Related party payables (refer to note 20)	9	9
Other payables and accrued expenses	304	305
Total current trade and other payables	1,139	1,092
Non-current payables	45	45

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

15.    Borrowings

As of December 31, 2018, RGHL and the Group were in compliance with all of their covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2018	2017
Securitization Facility	420	420
Credit Agreement	3,528	3,576
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,137	3,137
6.875% Senior Secured Notes due 2021	345	645
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
6.400% Notes due 2018	—	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other borrowings	20	20
Total principal amount of borrowings	11,076	11,440
Transaction costs	(59)	(77)
Embedded derivatives	23	32
Original issue discounts, net of premiums	(5)	(6)
Carrying value	11,035	11,389

Current borrowings	455	470
Non-current borrowings	10,580	10,919
Total borrowings	11,035	11,389

15.1        Securitization Facility

On March 22, 2017, RGHL and the Group entered into a new $600 million securitization facility (the “Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The Securitization Facility matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. The Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The Securitization Facility has an interest rate equal to one-month LIBOR with a 0% floor, plus a margin of 1.75% per annum. As of December 31, 2018, $420 million was drawn under the Securitization Facility.

15.2        Credit Agreement

RGHL and certain members of the Group are parties to a senior secured credit agreement dated August 5, 2016 as amended (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Facility value (in million)	Value drawn or utilized as of December 31, 2018 (in million)	Applicable interest rate as of December 31, 2018
Term Tranches
U.S. Term Loans	$	February 5, 2023	3,315	3,248	LIBOR (floor of 0.000%) + 2.750%
European Term Loans	€	February 5, 2023	249	244	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	58	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

Refer to note 8 for the loss recognized on the extinguishment of borrowings as a result of the write-off of unamortized debt issuance costs.

On September 29, 2017, the interest rate margin applicable to the outstanding U.S. and European term loans was reduced by 0.25% per annum to 2.750% per annum and 3.250% per annum, respectively, due to certain upgrades in RGHL’s credit rating.

RGHL and certain members of the Group have guaranteed on a senior basis the obligations under the Credit Agreement and related documents to the extent permitted by law. The guarantors have granted security over substantially all of their assets to support the obligations under the Credit Agreement. This security is expected to be shared on a first priority basis with the note holders under the Reynolds Senior Secured Notes.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the principal amount of term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2018 or are due in 2019 for the year ended December 31, 2018.

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

15.3        Reynolds Notes

The Group's borrowings as of December 31, 2018 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (New Zealand) Limited (together, the "Reynolds Notes Issuers") are summarized below:

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

On February 15, 2018, the Group repaid $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 101.146% plus accrued and unpaid interest.

On February 15, 2017, the Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.

On December 15, 2017, the Group repaid $100 million aggregate principal amount of 5.750% Senior Secured Notes due 2020 at a redemption price of 101.438%, plus accrued and unpaid interest.

Refer to note 8 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Assets pledged as security for borrowings

The shares in the Company have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, RGHL, the Company and certain subsidiaries of the Company have pledged substantially all of their assets as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Guarantee and security arrangements

All of the guarantors of the Credit Agreement have guaranteed the obligations under the Reynolds Notes to the extent permitted by law.

The guarantors have granted security over substantially all of their assets to support the obligations under the Reynolds Senior Secured Notes. This security is expected to be shared on a first priority basis with the creditors under the Credit Agreement.

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

Under the respective indentures governing the Reynolds Notes, in certain circumstances which would constitute a change in control, the holders of the Reynolds Notes have the right to require the Reynolds Notes Issuers to repurchase the Reynolds Notes at a premium.

15.4    Pactiv Notes

As of December 31, 2018, the Group had outstanding the following debentures (together, the “Pactiv Notes”) issued by Pactiv LLC:

	Maturity date	Semi-annual interest payment dates
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

On January 15, 2018, the Group repaid upon maturity all of the $16 million aggregate principal amount outstanding of the 6.400% Notes due 2018 plus accrued and unpaid interest.

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

15.5     Other borrowings

As of December 31, 2018, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2018, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Other borrowings as of December 31, 2018 included finance lease obligations of $19 million (2017: $20 million).

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

15.6     Reconciliation of liabilities arising from financing activities

(In $ million)	Principal borrowings	Transaction costs	Total
Carrying amount as of January 1, 2018	11,440	(51)	11,389
Cash flows	(352)	—	(352)
Capitalization of borrowing costs	—	—	—
Effects of movements in exchange rates	(12)	—	(12)
Other	—	10	10
Carrying amount as of December 31, 2018	11,076	(41)	11,035
Carrying amount as of January 1, 2017	12,179	(108)	12,071
Cash flows	(773)	—	(773)
Capitalization of borrowing costs	—	(10)	(10)
Effects of movements in exchange rates	34	—	34
Other	—	67	67
Carrying amount as of December 31, 2017	11,440	(51)	11,389

16.    Employee benefits

16.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2018	2017
Salaries and wages accrued	122	149
Provision for annual leave	33	40
Provision for other employee benefits	52	53
Provision for exit from multi-employer pension plans	64	70
Defined benefit obligations:
Pension benefits	854	840
Post-employment medical benefits	94	106
Total employee benefits liabilities	1,219	1,258
Current	178	213
Non-current	1,041	1,045
Total employee benefits liabilities	1,219	1,258

16.2    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in countries including Canada, Germany, Japan, Taiwan, Mexico and the United States. The majority of the Group’s net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans. The Group generally funds its retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of the Group’s defined benefit pension plans, thereby increasing the Group’s obligation to make contributions to the plans, which in turn would reduce the cash available for the Group’s business. The Group has generally provided aggregated disclosures in respect of these plans on the basis that these plans are not exposed to materially different risks.

The Group’s largest pension plan is the Pactiv Retirement Plan, of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan covers certain of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were participants. The Pactiv Retirement Plan comprises 97% (2017: 96%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Pactiv Retirement Plan has been separately disclosed. As of December 31, 2018, the Pactiv Retirement Plan was underfunded by $795 million.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

Future contributions to the Group’s pension plans, including the Pactiv Retirement Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. The Group expects to make no contributions to the Pactiv Retirement Plan in 2019. Expected contributions during the year ending December 31, 2019 for all other defined benefit plans are estimated to be up to $6 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Pactiv Retirement Plan.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2018	2017	2018	2017	2018	2017
Balance as of January 1	4,830	5,076	(3,990)	(4,091)	840	985
Included in profit or loss:
Current service cost	9	9	—	—	9	9
Interest cost (income)	168	198	(139)	(160)	29	38
Administrative expenses	—	—	33	35	33	35
Settlement (gain)	—	(7)	—	—	—	(7)
Total expense (income) recognized in profit or loss	177	200	(106)	(125)	71	75
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(1)	(10)	—	—	(1)	(10)
Financial assumptions	(302)	265	—	—	(302)	265
Return on plan assets, excluding interest income	—	—	283	(429)	283	(429)
Total remeasurement (gains) losses	(303)	255	283	(429)	(20)	(174)
Other movements:
Contributions by the Group	—	—	(25)	(33)	(25)	(33)
Benefits paid by the plans	(299)	(691)	299	691	—	—
Business disposals	(42)	(15)	29	—	(13)	(15)
Effect of movements in exchange rates	—	5	1	(3)	1	2
Total other movements	(341)	(701)	304	655	(37)	(46)
Balance as of December 31	4,363	4,830	(3,509)	(3,990)	854	840

Comprised of:
Pactiv Retirement Plan	4,234	4,646	(3,439)	(3,882)	795	764
Other plans	129	184	(70)	(108)	59	76
Balance as of December 31	4,363	4,830	(3,509)	(3,990)	854	840

Comprised of:
Funded plans					814	796
Unfunded plans					40	44
Total net pension benefits liability					854	840

Included in the statements of financial position as:
Employee benefits liabilities					854	840
Total net pension benefits liability					854	840

The Group's pension plans had a weighted average duration of 10 years (2017: 10 years).

For the year ended December 31, 2016, the Group recognized remeasurement gains of $113 million directly in other comprehensive income. The gains were comprised of $91 million of gains from changes in demographic assumptions, $138 million of losses from changes in financial assumptions and $160 million from gains on plan assets, excluding interest.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Cost of sales	13	14	14
General and administration expenses	58	61	127
Total plan net expense	71	75	141

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2016 was comprised of current service cost of $10 million, administrative expense of $32 million, interest expense of $206 million and expense of $65 million related to the assumption of the UCI Plans, partially offset by interest income of $165 million and $7 million of settlement gains.

During the year ended December 31, 2018, the plan net expense of the Pactiv Retirement Plan was $62 million (2017: $72 million; 2016: $63 million).

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

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2018	2017
Equity instruments	2,149	2,802
Debt instruments	658	616
Property	429	403
Other	273	169
Total plan assets	3,509	3,990

Approximately 98% of total plan assets are held by the Pactiv Retirement Plan. This plan's total assets include the following exposures: (i) $2,108 million of exposure to equity markets, which includes exposure to $1,989 million of U.S. equities held through a combination of listed equities and equity index funds, and exposure to approximately $119 million of non-U.S. equities held through listed equities and unlisted index funds; (ii) $641 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds both directly and through exchange traded funds; and (iii) $422 million of exposure to property held through unlisted commingled funds. Other plan assets consist principally of cash and cash equivalents.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of December 31, 2018 and 2017, $26 million and $27 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

For the year ended December 31,
	2018	2017	2016
Discount rates at December 31	0.5% - 9.6%	0.6% - 8.0%	0.6% - 8.0%
Future salary increases	0.0% - 6.2%	0.0% - 7.0%	0.0% - 7.0%
Future pension increases	0.0% - 1.8%	0.0% - 3.7%	0.0% - 3.7%

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

The discount rate for the Pactiv Retirement Plan for the years ended December 31, 2018 and 2017 was 4.3% and 3.6%, respectively. Retirement benefits under the Pactiv Retirement Plan are frozen. Therefore, future salary increases and future pension increase assumptions have no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the RP 2014 aggregate table with projection scale MP-2018 for 2018 and projection scale MP-2017 for 2017.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase in rates	Decrease in rates
Increase (decrease) in the net plan expense	(6)	5
Increase (decrease) in the defined benefit obligation	(205)	224

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

16.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 8.2% for the year ended December 31, 2018, 7.2% for the year ended December 31, 2017 and 7.0% for the year ended December 31, 2016.

The main actuarial assumption is the published mortality rates within the RP 2014 aggregate table with projection scale MP-2018 for 2018 and projection scale MP-2017 for 2017.

The Group expects to contribute $6 million to the post-employment medical benefit plans during the annual period ending December 31, 2019.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2018	2017
Liability for post-employment medical obligations as of the beginning of the year	106	105
Included in profit or loss:
Current service cost	1	1
Interest cost	4	4
Total expense recognized in profit or loss	5	5
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(4)	(6)
Actuarial (gains) losses from changes in financial assumptions	(7)	8
Total remeasurement (gains) losses	(11)	2
Other movements:
Benefits paid by the plans	(6)	(6)
Total other movements	(6)	(6)
Liability for post-employment medical obligations as of the end of the year	94	106

For the year ended December 31, 2016, the Group recognized benefit plan expense of $5 million related to post-employment medical obligations. The benefit plan expense was comprised of $1 million of current service cost and $4 million of interest cost.

For the year ended December 31, 2016, the Group recognized a remeasurement gain of $5 million directly in other comprehensive income. The gain was comprised of $7 million from changes in demographic assumptions net of $2 million from changes in financial assumptions.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase in rates	Decrease in rates
Increase (decrease) in the net plan expense	—	—
Increase (decrease) in the post-employment medical obligations	2	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one-half percentage point change in discount rates would have the following effects:

(In $ million)	Increase in rates	Decrease in rates
Increase (decrease) in the net plan expense	—	—
Increase (decrease) in the post-employment medical obligations	(5)	5

16.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2018, the Group recorded expense of $65 million (2017: $66 million; 2016: $62 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

16.5    Multi-employer plans

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

The most significant of the multi-employer pension plans in which the Group participated was the PACE Industry Union-Management Pension Fund (“PIUMPF”), in which certain employees of both Evergreen and Pactiv Foodservice participated. Graham Packaging had withdrawn from this plan prior to the acquisition by the Group. Evergreen and Pactiv Foodservice reached agreements with the relevant unions, ratified by the unions in November 2013, to allow Evergreen and Pactiv Foodservice to withdraw from PIUMPF as of December 31, 2013. In December 2016, the Group and PIUMPF formally agreed and signed a Settlement Agreement and Release, which settles all prior matters relating to the pension withdrawal liability. The Group and PIUMPF agreed to a settlement of $88 million, which was less than the previously-notified funding obligation, to be paid over 20 years reduced by amounts previously paid in 2015 and 2014. As a result, the Group has a liability of $56 million as of December 31, 2018 ($61 million as of December 31, 2017) for the present value of such future payments. If PIUMPF suffers a “mass withdrawal” (as defined in the Employee Retirement Income Security Act) prior to January 1, 2016, the Group's annual payment will continue until the end of the year in which the assets (exclusive of the withdrawal liability claims) are sufficient to meet all obligations, as determined by the Pension Benefit Guaranty Corporation. As of February 13, 2019, the Group has not received any notification that PIUMPF has suffered a mass withdrawal. If one did occur, the aggregate amount of the Group’s required payments could increase and the increase could be material.

The Group has a withdrawal liability of $8 million for its withdrawal from the other multi-employer plans.

For all of its multi-employer pension plans, the Group expects to make payments of approximately $4 million annually over the next 17 years.

17.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Balance as of December 31, 2017	44	19	42	23	128
Provisions made	—	16	13	10	39
Provisions used	—	(16)	(15)	(6)	(37)
Provisions reversed	—	(5)	(1)	(1)	(7)
Other	1	—	(2)	1	—
Balance as of December 31, 2018	45	14	37	27	123
Current	5	11	11	16	43
Non-current	40	3	26	11	80
Total provisions as of December 31, 2018	45	14	37	27	123
Current	2	13	13	11	39
Non-current	42	6	29	12	89
Total provisions as of December 31, 2017	44	19	42	23	128

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Other provisions

Other provisions as of December 31, 2018 included $6 million of environmental remediation programs (2017: $7 million).

18.    Equity

18.1    Share capital

The reported share capital balance as of December 31, 2018 is that of the Company.

Further information regarding the Company's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2018	2017	2016
Balance at the beginning of the year	382,995	382,995	382,995
Changes in shares	—	—	—
Balance at the end of the year	382,995	382,995	382,995

All issued shares are fully paid and have no par value.

The holder of the shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share. All shares rank equally with regard to the Company's residual assets in the event of a wind-up.

18.2    Dividends

There were no dividends declared or paid by the Company during any years presented.

18.3    Capital management

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

19.    Financial risk management

19.1    Overview

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

19.2    Market risk

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
For the year ended December 31, 2018

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

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2018
Fixed rate instruments
Borrowings	(6,377)	(2)	(3,488)	(1,604)	(1,283)
Total fixed rate instruments	(6,377)	(2)	(3,488)	(1,604)	(1,283)
Floating rate instruments
Cash and cash equivalents	783	783	—	—	—
Related party receivables	91	91	—	—	—
Borrowings	(4,699)	(4,699)	—	—	—
Total floating rate instruments	(3,825)	(3,825)	—	—	—
Total	(10,202)	(3,827)	(3,488)	(1,604)	(1,283)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2017
Fixed rate instruments
Borrowings	(6,694)	(19)	(3,141)	(650)	(2,884)
Total fixed rate instruments	(6,694)	(19)	(3,141)	(650)	(2,884)
Floating rate instruments
Cash and cash equivalents	617	617	—	—	—
Related party receivables	65	65	—	—	—
Borrowings	(4,746)	(4,746)	—	—	—
Total floating rate instruments	(4,064)	(4,064)	—	—	—
Total	(10,758)	(4,083)	(3,141)	(650)	(2,884)

The Group's sensitivity to interest rate risk can be expressed in two ways:

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

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

The underlying rate for the Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2018, the three-month Dollar LIBO Rate was 2.44%. In July 2016, the Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for the Credit Agreement are the one-month LIBOR and EURIBOR, which as of December 31, 2018 were 2.52% and (0.36)%, respectively. Based on the Group's outstanding debt commitments as of December 31, 2018, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $32 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under the Credit Agreement. A 100 basis point decrease in interest rates would result in a $32 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under the Credit Agreement.

The underlying rate for the Securitization Facility is the one-month LIBOR. As of December 31, 2018, the applicable one-month LIBOR was 2.47%. Based on the Group's outstanding debt commitments under the Securitization Facility as of December 31, 2018, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

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

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2018:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
High density polyethylene swaps	pound	9,600,000	$0.85 - $0.85	Jan 2019 - Dec 2019
Aluminum swaps	metric tonne	34,711	$1,925.00 - $2,499.50	Jan 2019 - Dec 2019
Aluminum Midwest Premium swaps	metric tonne	4,126	$403.45 - $407.85	Jan 2019 - Dec 2019
Natural gas swaps	million BTU	3,508,032	$2.58 - $3.14	Jan 2019 - Dec 2019
Ethylene	pound	2,730,973	$0.29 - $0.29	Jan 2019 - Apr 2019
Polymer-grade propylene swaps	pound	29,590,584	$0.44 - $0.61	Jan 2019 - Jun 2019
Benzene swaps	U.S. liquid gallon	9,826,568	$2.24 - $3.07	Feb 2019 - Sep 2019
Diesel swaps	U.S. liquid gallon	5,020,626	$2.88 - $3.42	Jan 2019 - Dec 2019
Low-density polyethylene swaps	pound	18,000,000	$0.85 - $0.93	Jan 2019 - Dec 2019

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2018, the Group recognized an unrealized loss of $22 million (2017: unrealized gain of $1 million; 2016: unrealized gain of $22 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2018, the Group recognized a realized loss

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

of $18 million (2017: realized gain of $20 million; 2016: realized loss of $17 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2018, would have resulted in a $2 million change in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

19.3    Credit risk

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

The Group's exposure to credit risk is primarily in its trade and other receivables and is influenced mainly by the individual characteristics of each customer. Historically there has been a low level of losses resulting from default by customers and related entities. The carrying amount represents the maximum credit exposure. Refer to note 10 for additional information.

The Group limits its exposure to credit risk by making deposits and entering into derivative instruments with counterparties that have a credit rating of at least investment grade. Given these high credit ratings, management does not expect any such counterparty to fail to meet its obligations.

19.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12-month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2018, the Group had $783 million of cash and cash equivalents on hand.

The Group's cash flows from operations and existing cash, together with other available external financing sources, will be adequate to meet the Group's liquidity needs for the next year. It also has credit lines in place to cover potential shortfalls. As of December 31, 2018, the Group had undrawn lines of credit under the revolving facility of the Credit Agreement totaling $244 million and undrawn availability under the Securitization Facility. In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2018
Non-derivative financial liabilities
Trade and other payables	(1,139)	(1,014)	(1,014)	—	—	—
Borrowings, including interest	(11,035)	(14,302)	(1,118)	(5,459)	(6,281)	(1,444)
	(12,174)	(15,316)	(2,132)	(5,459)	(6,281)	(1,444)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	—	8	8	—	—	—
Outflows	(17)	(25)	(25)	—	—	—
	(17)	(17)	(17)	—	—	—
Total	(12,191)	(15,333)	(2,149)	(5,459)	(6,281)	(1,444)

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2017
Non-derivative financial liabilities
Trade and other payables	(1,092)	(960)	(960)	—	—	—
Borrowings, including interest	(11,389)	(14,253)	(1,069)	(4,394)	(2,172)	(6,618)
	(12,481)	(15,213)	(2,029)	(4,394)	(2,172)	(6,618)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	5	7	7	—	—	—
Outflows	—	(2)	(2)	—	—	—
	5	5	5	—	—	—
Total	(12,476)	(15,208)	(2,024)	(4,394)	(2,172)	(6,618)

19.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2018
Assets
Cash and cash equivalents	—	783	—	783	783
Current and non-current receivables	—	1,232	—	1,232	1,232
Derivative financial assets:
Commodity derivatives	1	—	—	1	1
Interest rate swap derivatives	28	—	—	28	28
Embedded derivatives	12	—	—	12	12
Total assets	41	2,015	—	2,056	2,056
Liabilities
Trade and other payables	—	—	(1,139)	(1,139)	(1,139)
Non-current payables	—	—	(45)	(45)	(45)
Derivative financial liabilities:
Commodity derivatives	(18)	—	—	(18)	(18)
Borrowings	—	—	(11,035)	(11,035)	(10,933)
Total liabilities	(18)	—	(12,219)	(12,237)	(12,135)

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2017
Assets
Cash and cash equivalents	—	617	—	617	617
Current and non-current receivables	—	1,224	—	1,224	1,224
Derivative financial assets:
Commodity derivatives	7	—	—	7	7
Interest rate swap derivatives	26	—	—	26	26
Embedded derivatives	259	—	—	259	259
Total assets	292	1,841	—	2,133	2,133
Liabilities
Trade and other payables	—	—	(1,092)	(1,092)	(1,092)
Non-current payables	—	—	(45)	(45)	(45)
Derivative financial liabilities:
Commodity derivatives	(2)	—	—	(2)	(2)
Borrowings	—	—	(11,389)	(11,389)	(11,696)
Total liabilities	(2)	—	(12,526)	(12,528)	(12,835)

The methods used in determining fair values of financial instruments are disclosed in note 3.3 and note 3.4.

19.6    Fair value measurements recognized in the statement of comprehensive income

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2018
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(17)	—	(17)
Interest rate swap derivatives, net	—	28	—	28
Embedded derivatives	—	12	—	12
Total	—	23	—	23

As of December 31, 2017
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	5	—	5
Foreign currency derivatives, net	—	—	—	—
Interest rate swap derivatives, net	—	26	—	26
Embedded derivatives	—	259	—	259
Total	—	290	—	290

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

There were no transfers between any levels during the years ended December 31, 2018 and 2017. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

20.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is RGHL, the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2018	2017	2016
Short-term employee benefits	13	15	17
Long-term employee benefits	3	3	4
Total compensation expense to key management personnel	16	18	21

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2018, 2017 and 2016.

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2018	2017	2016	2018	2017
Balances and transactions with immediate and ultimate parent entities
Included in trade and other receivables, net				—	—
Loans advanced(a)	—	—	45
Included in related party and other non-current receivables				91	65
Loans advanced(a)	23	18	—
Interest income(a)	4	2	—
Included in trade and other payables				(9)	(9)
Management fee(b)	(8)	(9)	(13)
Tax loss transfer	—	—	(16)
Balances and transactions with joint ventures
Included in trade and other receivables, net				12	8
Sale of goods and services(c)	28	22	24
Balances and transactions with Rank Group Limited
Included in trade and other payables				—	—
Recharges(d)	(1)	(1)	—
Balances and transactions with Rank Group North America, Inc.
Included in trade and other receivables, net				—	—
Recharges	2	1	4
Included in trade and other payables				—	—
Recharges(d)	(17)	(16)	(15)
Balances and transaction with Beverage Packaging Holdings (Luxembourg) II S.A.
Included in trade and other payables				—	—
Recharges	—	—	(3)
Included in borrowings				—	—
Interest expense(e)	—	—	(47)
Balances and transactions with other related parties
Included in trade and other receivables, net				1	—
Recharges	5	5	3

(a)
From 2016 to 2018, the Group lent RGHL an aggregate amount of $86 million. In October 2018, the outstanding loans were refinanced and combined into one loan balance. This loan accrues interest at a rate of 2.75% plus one-month Dollar LIBOR and is repayable on August 31, 2021. During the year ended December 31, 2018, interest was charged at 4.56% to 5.56% (2017: 3.98% to 4.63%).

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

(f)	Refer to note 8 for further details on the Group's related party borrowing expenses.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

21.    Group entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2018	2017	2018

Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.R.L.	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L.(a)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA	Dec-31	Belgium	100	100	100
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging Paraná Ltda.(b)	Dec-31	Brazil	—	100	—
Resin Rio Comercio Ltda.(b)	Dec-31	Brazil	—	100	—
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
Closure Systems International (Guangzhou) Limited(c)	Dec-31	China	—	100	—
CSI Closure Systems (Hangzhou) Co., Ltd.	Dec-31	China	100	100	100
CSI Closure Systems (Tianjin) Co., Ltd.(c)	Dec-31	China	—	100	—
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Guangzhou) Co., Ltd.(c)	Dec-31	China	—	100	—
Graham Packaging (Taizhou) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Techne Machineries Foshan Ltd (in liquidation)(d)	Dec-31	China	100	100	100
Zhejiang Zhongbao Pactiv Packaging Co., Ltd.	Dec-31	China	62.5	62.5	62.5
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada	Dec-31	Costa Rica	100	100	100
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador, S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company Oy	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L.	Dec-31	France	100	100	100
Closure Systems International Machinery (Germany) GmbH	Dec-31	Germany	100	100	100
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Pactiv-Omni Germany Holdings GmbH(b)	Dec-31	Germany	—	100	—
Closure Investment Holdings (Hong Kong) Limited(e)	Dec-31	Hong Kong	100	100	100
GP Asia Limited(f)	Dec-31	Hong Kong	100	100	100
Roots Investment Holding Private Limited(c)	Dec-31	Hong Kong	—	100	—
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
Closure Systems International (I) Private Limited(c)	Mar-31	India	—	100	—
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Closure Systems International Japan, Limited	Dec-31	Japan	100	100	100
Closure Systems International (Korea), Ltd.(c)	Dec-31	Korea	—	100	—
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI en Saltillo, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
CSI Tecniservicio, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Innovación y Asesorìa en Plástico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicio Terrestre Jaguar, S.A. de C.V.(b)	Dec-31	Mexico	—	100	—
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Closure Systems International Nepal Private Limited(c)	Jul-16	Nepal	—	100	—
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Factoring Trust(g)	Dec-31	New Zealand	—	—	—
Beverage Packaging Holdings III Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Holdings V Limited	Dec-31	New Zealand	100	100	100
Closure Systems International Limited	Dec-31	New Zealand	100	100	100
Evergreen Packaging International Limited	Dec-31	New Zealand	100	100	100
Reynolds Group Issuer (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Reynolds Packaging I Limited(h)	Dec-31	New Zealand	100	—	100
Reynolds Packaging International Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Closure Systems International (Philippines), Inc.(c)	Dec-31	Philippines	—	100	—
Graham Packaging Poland Sp. z o.o.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company (in liquidation)(d)	Dec-31	Russia	100	100	100
Pactiv Asia Pte Ltd	Dec-31	Singapore	100	100	100
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Closure Systems International Holdings (Spain), S.A.U.(b)	Dec-31	Spain	—	100	—
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Reynolds Food Packaging Spain, S.L.U.(c)	Dec-31	Spain	—	100	—
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi	Dec-31	Turkey	100	100	100
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
Graham Packaging Plastics Limited(c)	Dec-31	United Kingdom	—	100	—
Ivex Holdings, Ltd.(c)	Dec-31	United Kingdom	—	100	—
Ivex Plastics Limited(c)	Dec-31	United Kingdom	—	100	—
Kama Europe Limited(c)	Dec-31	United Kingdom	—	100	—
Pactiv (Films) Limited(c)	Dec-31	United Kingdom	—	100	—
Baker's Choice Products, Inc.(b)	Dec-31	U.S.A.	—	100	—
BCP/Graham Holdings LLC	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding LLC(i)	Dec-31	U.S.A.	100	100	100

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

Blue Ridge Paper Products LLC(j)	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Holdings LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems International Packaging Machinery Inc.	Dec-31	U.S.A.	100	100	100
Closure Systems Mexico Holdings LLC	Dec-31	U.S.A.	100	100	100
Coast-Packaging Company (California General Partnership)(a)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC	Dec-31	U.S.A.	100	100	100
CSI Sales & Technical Services Inc.	Dec-31	U.S.A.	100	100	100
Evergreen Packaging LLC(k)	Dec-31	U.S.A.	100	100	100
GEC Packaging Technologies LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
GPC US LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100
Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products LLC	Dec 31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Pactiv International Holdings Inc.(b)	Dec-31	U.S.A.	—	100	—
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
RenPac Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics Inc.	Dec-31	U.S.A.	100	100	100
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100

(a)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(b)	Merged during the year with another entity in the Group.

(c)	Sold during the year.

(d)	In voluntary liquidation.

(e)	Name changed during the year from Closure Systems International (Hong Kong) Limited.

(f)	Name changed during the year from Graham Packaging Asia Limited.

(g)	Included as a group entity on the basis that Beverage Packaging Holdings I Limited is the manager and beneficiary of this entity.

(h)	Incorporated during the year.

(i)	Name changed during the year from Blue Ridge Holding Corp.

(j)	Name changed during the year from Blue Ridge Paper Products Inc.

(k)	Name changed during the year from Evergreen Packaging Inc.

Beverage Packaging Holdings I Limited
Notes to the consolidated financial statements
For the year ended December 31, 2018

22.    Operating leases

Non-cancellable operating lease rentals are payable as follows:

	As of December 31,
(In $ million)	2018	2017
Less than one year	104	110
Between 1 and 5 years	229	244
More than 5 years	50	63
Total	383	417

During the year ended December 31, 2018, $146 million of operating lease expense was recognized in the statement of comprehensive income as a component of profit or loss (2017: $133 million; 2016: $114 million).

23.    Capital commitments

As of December 31, 2018, the Group had entered into contracts to incur capital expenditures of $159 million (2017: $155 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

24.    Contingencies

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 15 for additional information).

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2018, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2018, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

25.    Subsequent events

There have been no events subsequent to December 31, 2018 which would require accrual or disclosure in these consolidated financial statements.