Form 20-F
period 2019-12-31
Reynolds Group Holdings Ltd
filed 2020-03-10
CIK 1527508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
☐ Yes ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                            ☑ Yes ☐ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
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

Reynolds Group Holdings Limited
(Registrant)

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
March 10, 2020

ANNUAL REPORT
For the fiscal year ended December 31, 2019

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

We have prepared this annual report pursuant to (i) the requirements of the indentures governing certain of our outstanding notes, and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). As of the date of this filing, our outstanding notes include:

•	the Floating Rate Senior Secured Notes due 2021;

•	the 5.125% Senior Secured Notes due 2023;

•	the 7.000% Senior Notes due 2024; and

•	the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027 (collectively, the "Pactiv Notes").

The senior secured notes are referred to as the "Reynolds Senior Secured Notes." The senior notes are referred to as the "Reynolds Senior Notes." The Reynolds Senior Secured Notes and the Reynolds Senior Notes are collectively referred to as the "Reynolds Notes."

The indentures governing these notes, as well as our Credit Agreement, are described more fully in this annual report.

Non-GAAP Financial Measures

In this annual report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization ("EBITDA") and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs, strategic review costs and equity method profit not distributed in cash. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (“IASB"), generally accepted accounting principles in the United States of America ("U.S. GAAP"), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our financial statements prepared in accordance with IFRS included in this annual report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this annual report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 5 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Forward-Looking Statements

This annual report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate," "plan," “intend,” “should,” “would,” “could,” “may,” "might," “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management's current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to future costs of raw materials, energy and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•	risks related to strategic transactions, including completed and future acquisitions or dispositions;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cybersecurity breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to related party transactions entered into with Reynolds Consumer Products Inc. ("RCPI") and its subsidiaries ("Reynolds Consumer Products Group")

•	risks related to the tax-free distribution of our interest in RCPI to our shareholder, Packaging Finance Limited ("PFL");

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.

The risks described above and the risks disclosed in or referred to in this annual report are not exhaustive. Other sections of this annual report, including in "Item 3. Key Information — Risk Factors," describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable.

ITEM 3. KEY INFORMATION.

General Information

We are a leading global manufacturer and supplier of consumer and foodservice products and beverage containers. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments.

During the year ended December 31, 2019, we operated through four reportable segments:

•	Reynolds Consumer Products, which manufactures branded and store brand consumer products including aluminum foil, wraps, trash bags, food storage bags and disposable tableware and cookware;

•	Pactiv Foodservice, which manufactures foodservice products in a broad range of materials;

•	Graham Packaging, which designs and manufactures blow-molded plastic containers for consumer products; and

•	Evergreen, which manufactures cartons for fresh beverage products, primarily for the juice and milk markets.

In addition to our four segments, our Other/Unallocated category includes operations which do not meet the quantitative threshold for reportable segments. This category also includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment, as well as eliminations of transactions between segments.

We are part of a group of private companies based in New Zealand that are wholly-owned by Mr. Graeme Hart, our strategic owner.

Distribution of Reynolds Consumer Products

On February 4, 2020, we distributed our interest in the operations that represented the Reynolds Consumer Products segment to our shareholder, PFL. The distribution was effected in a manner that is intended to qualify as tax-free to us and to PFL. The distribution occurred prior to and in preparation for the previously-announced initial public offering ("IPO") of shares of common stock of RCPI, which completed on February 4, 2020. The distribution of Reynolds Consumer Products will trigger the presentation of this operation in our consolidated financial statements as a discontinued operation as of February 4, 2020. This change in presentation will be reflected in our interim unaudited condensed consolidated financial statements for the three month period ending March 31, 2020. For additional information, refer to "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources."

Discontinued Operations

Our former Closures segment manufactured plastic and aluminum beverage caps, closures and high speed rotary capping equipment. On December 20, 2019, we completed the sale of our North American and Japanese closures businesses. These operations represented substantially all of our former Closures segment. We received preliminary net proceeds of $611 million. These proceeds are subject to further adjustment associated with differences between estimated and final amounts as of completion, in respect of balances such as cash, indebtedness and working capital, each as defined in the sale agreement. The results of the North American and Japanese closures businesses have been presented as discontinued operations for all periods presented.

We have retained and continue to operate our remaining closures businesses in Europe, the Middle East, Egypt (collectively, “EMEA”) and South America. The results and financial position of our remaining closures businesses for all periods have been presented within the Other/Unallocated category, as they do not meet the quantitative threshold for a reportable segment. For additional information, refer to notes 2.6 and 7 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Presentation of Financial Information

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. RGHL is a holding company that operates through four segments that it acquired in a series of transactions. See "Item 4. Information on RGHL — Business Overview" for information regarding the history of each of the four segments.

Selected Historical Financial Data

The selected historical consolidated financial data of the RGHL Group as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. The selected historical consolidated financial information of the RGHL Group as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from the RGHL Group's consolidated financial statements, as adjusted for certain items in accordance with IFRS, which are not included in this annual report.

The following information should be read in conjunction with the RGHL Group's audited consolidated financial statements and related notes, and other financial information included elsewhere in this annual report, including “Item 5. Operating and Financial Review and Prospects” and “ — Risk Factors.”

(In $ million)	2019(1)(2)	2018(1)	2017(1)	2016(1)	2015(1)(3)
Income Statement Data
Revenue	9,716	10,059	9,945	10,055	10,596
Gross profit	1,981	1,973	2,205	2,266	2,094
Profit from operating activities	823	797	1,176	1,105	1,209
Net financial expenses	(506)	(824)	(690)	(880)	(1,534)
Profit (loss) from continuing operations before income tax	317	(27)	486	225	(325)
Income tax (expense) benefit	(134)	(2)	(65)	(94)	(14)
Profit (loss) from continuing operations	183	(29)	421	131	(339)
Profit (loss) from discontinued operations, net of income tax	(77)	24	18	30	2,657
Profit (loss) for the year	106	(5)	439	161	2,318
Balance Sheet Data
Cash and cash equivalents	1,291	783	617	932	1,977
Trade and other receivables, net	993	1,121	1,136	1,051	1,095
Inventories	1,312	1,411	1,370	1,245	1,262
Assets held for sale	11	5	144	26	1
Property, plant and equipment	3,277	3,021	2,923	3,010	3,184
Intangible assets	8,561	9,222	9,659	9,902	10,192
Total assets	16,257	16,178	16,682	16,954	18,491
Trade and other payables — current	975	1,163	1,116	1,182	1,205
Liabilities directly associated with assets held for sale	—	—	34	23	—
Borrowings — current	3,587	455	470	746	977
Borrowings — non-current	7,053	10,580	10,919	11,325	12,785
Total liabilities	14,280	14,552	15,030	15,997	17,694
Net assets (liabilities)	1,977	1,626	1,652	957	797
Other Data
Cash provided from (used in):
Operating activities	957	950	840	876	654
Investing activities	13	(440)	(359)	(157)	3,820
Financing activities	(462)	(357)	(785)	(1,749)	(4,156)
Capital expenditures	624	585	410	324	381
EBITDA(4) from continuing operations	1,521	1,412	1,804	1,769	1,878
Adjusted EBITDA(4) from continuing operations	1,825	1,771	1,981	2,014	1,933

(1)
The information presented has been revised to reflect the North American and Japanese closures businesses as discontinued operations for all periods. Refer to note 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

(2)
Reflects the adoption of the accounting standard IFRS 16 “Leases.” Refer to note 3.7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

(3)	For the year ended December 31, 2015, profit (loss) from discontinued operations, net of income tax, includes the gain on sale of SIG, a segment we sold in 2015.

(4)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to this financial measure.

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

Fluctuations in raw material costs can adversely affect our business. The fluctuations are generally due to movements in commodity market prices, which are reflected in published indices that are used in the negotiated rates with suppliers. We typically do not enter into long-term purchase contracts that provide for fixed prices for our principal raw materials. While we regularly enter into hedging agreements for some of our raw materials and energy sources, such as aluminum, resin (or components thereof), natural gas and diesel, to minimize the impact of such fluctuations, these hedging agreements do not cover all our needs, and hedging may reduce the positive impact we may otherwise receive when raw material prices decline. Although many of our customer pricing agreements include raw material cost pass-through mechanisms, which mitigate the impact of changes in raw material costs, the contractual price adjustments do not occur simultaneously with commodity price fluctuations. Additionally, some of our contracts generally do not contain such cost pass-through mechanisms in their customer pricing agreements. Furthermore, in the businesses that use such mechanisms, the contracts cover only a portion of the businesses' sales. Due to differences in timing between purchases of raw materials and sales to customers, there is often a lead-lag effect, during which margins are negatively impacted in periods of rising raw material costs and positively impacted in periods of falling raw material costs. We also use price increases, wherever possible, to mitigate the effect of raw material cost increases for customers that are not subject to raw material cost pass-through agreements. However, there is no assurance that increases in raw material costs may be covered by increases in pricing. As a result, we often are not able to pass on price increases to our customers on a timely basis, if at all, and consequently do not always recover the lost margin resulting from the price increases. Moreover, an increase in the selling prices for the products we produce resulting from a pass-through of increased raw material costs or freight costs could have an adverse impact on the volume of units we sell and decrease our revenue.

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

Raw material costs are also impacted by governmental actions, such as tariffs and trade sanctions. For example, the recent imposition by the U.S. government of tariffs on products imported from certain countries and trade sanctions against certain countries have introduced greater uncertainty with respect to policies affecting trade between the United States and other countries and have impacted the cost of certain raw materials, including aluminum and resin. Major developments in trade relations, including the imposition of new or increased tariffs by the United States and/or other countries, could have a material adverse effect on our business, financial condition and results of operations.

Our business and financial performance may be adversely affected by economic downturns in the markets that we serve.

Many of our products are used in conjunction with products manufactured by other companies, so demand for our products is directly affected by consumer consumption of these products. General economic conditions affect consumption in Graham Packaging's and Evergreen's primary end-use markets, including beverage products, such as milk, other dairy products, juices, teas and sports drinks/isotonics, as well as the liquid food market and other packaged consumer products. Demand for our Pactiv Foodservice products is impacted by market conditions in the foodservice industry, including restaurant demand and retail food sales.

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

All of our segments operate in highly competitive markets. Some of our competitors have significantly higher market shares than we do globally, or in the geographic markets in which we compete. Some of our competitors offer a more specialized variety of materials and concepts and may serve more geographic regions through various distribution channels. Some of our competitors have lower costs or greater financial and other resources than we do and may be less adversely affected than we are by price declines or by increases in raw material costs or otherwise better withstand adverse economic or market conditions. The competitive issues faced by each of our segments are discussed in more detail in "Item 4. Information on RGHL — Business Overview — Competition."

Although in some of our businesses capital costs are significant and there are intellectual property and technological barriers to entry, in addition to existing competitors, we also face the threat of competition from new entrants to our markets. To the extent there are new entrants, increasing or even maintaining our market shares or margins may be more difficult. In addition to other suppliers of similar products, our businesses also face competition from products made from other substrates. The prices that we can charge for our products are therefore constrained by the availability and cost of substitutes.

The combination of these market influences has created an intensely competitive environment in which product pricing (including volume rebates, marketing allowances and other items impacting net pricing) is a key competitive factor. Our customers continuously evaluate their suppliers, often resulting in downward pricing pressure and increased pressure to continuously introduce and commercialize innovative new products, improve customer service and maintain strong relationships with our customers. We may lose customers in the future, which would adversely affect our business and results of operations. These competitive pressures could result in reduced sales and profitability and limit our ability to recover cost increases through price increases and, unless we are able to control our operating costs, our gross margin may be adversely affected.

We are affected by seasonality and cyclicality in certain of our businesses.

Demand for bottled beverages, and consequently the products we manufacture or supply, may be affected by weather conditions, especially during the summer months when weather impacts cold beverage consumption. Demand for certain of our products typically increases during the holiday season which leads to increased sales in the fourth quarter, and our school milk carton business is typically stronger during the North American school semesters and decreases during the holiday periods. The market for some of our products can be cyclical and sensitive to changes in general business conditions, industry capacity, consumer preferences and other factors. We have no control over these factors and they can significantly influence our financial performance.

Our business and financial performance may be harmed by changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns.

Many of our products are used by consumers in connection with food or beverage products. Any reduction in consumer demand for these product types as a result of lifestyle, environmental, nutritional or health considerations could have a significant impact on our customers and hence on our financial condition and results of operations. For example, there have been recent concerns about the environmental or health impact resulting from the manufacturing, shipping and/or disposal of resin-based products, such as plastic bottles and polystyrene containers. Product stewardship and resource sustainability concerns, including the recycling of products and product packaging and restrictions on the use of potentially harmful materials in products, have received increased attention in recent years and are likely to play an increasing role in brand management and consumer purchasing decisions. In addition, changes in consumer lifestyle may result in decreasing demand for certain of our products. Our financial position and results of operations might be adversely affected to the extent that such environmental concerns or changes in consumer lifestyle reduce demand for our products.

If we fail to maintain satisfactory relationships with our major customers, our results of operations could be adversely affected.

Many of our customers are large and possess significant market leverage, which results in significant downward pricing pressure, and often constrains our ability to pass through price increases. Pactiv Foodservice sells the majority of its products under agreements ranging from one to three years, with the balance sold pursuant to purchase orders or formal short-term supply agreements. In addition, we do not have written agreements with some of our customers and many of our agreements can be terminated on short notice. Graham Packaging's sales are made pursuant to long-term customer purchase orders and contracts which typically vary in length with terms up to ten years. Many of the contracts are requirements contracts which generally do not obligate the customer to purchase any given amount of product from Graham Packaging. Prices under Graham Packaging's arrangements are tied to market standards and therefore vary with market conditions. Evergreen's products are generally sold under multi-year supply agreements with many of their customers. If our major customers reduce purchasing volumes or stop purchasing our products, our business and results of operations would likely be adversely affected. It is possible that we will lose customers in the future, which may adversely affect our business and results of operations.

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

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic wastes disposed. Programs have included, for example, banning certain types of products, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for manufacturers of plastic packaging products or otherwise impact our business. Some consumer products companies, including some of our customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic or of non-plastic material. Future legislation and initiatives could adversely affect us in a manner that would be material to our results of operations.

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

While we manufacture most of our products in a number of diversified facilities, a loss of the use of all or a portion of any of our key manufacturing facilities due to an accident, labor issues, weather conditions, natural disaster, the emergence of a pandemic or disease outbreak, such as the global coronavirus outbreak currently being experienced, or otherwise could have a material adverse effect on our financial condition or results of operations. In addition, certain of our products are produced at only one or at a small number of facilities, increasing the risks associated with a loss of use of such facilities. Facilities may from time to time be impacted by adverse weather and other natural events, and the prolonged loss of a key manufacturing facility due to such events could have a material adverse effect on our business.

Future government regulations and judicial decisions affecting products we produce or the products contained in or sealed with the packaging we produce could significantly reduce demand for our products.

Government regulations and judicial decisions that affect the products we produce or the products contained in or sealed with the containers or packaging we produce could significantly reduce demand for our products. For example, several cities have banned the sale of polystyrene foam products. Other jurisdictions have imposed taxes on products bottled or packaged in our products which has affected the sales of our products. Future legislation could also limit the use of our products or impose certain taxes on the use of our products. Such legislation could significantly reduce demand for many of our products and adversely affect our sales.

Changes to health and food safety regulations could increase costs and may also have a material adverse effect on our sales if, as a result, the public's attitude towards our consumer products or the end-products for which we provide containers or packaging is substantially affected.

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

Consolidation among our customers could adversely affect our profitability. Over the last several years, there has been a trend toward consolidation among our customers in the food and beverage industry and in the retail and foodservice industries, and we expect that this trend will continue. Consolidation among our customers could increase their ability to apply price pressure, and thereby force us to reduce our selling prices or lose sales, which would impact our results of operations. Following a consolidation, our customers in the food and beverage industry may also close production facilities or switch suppliers, which could impact sales of our filling machines and other products, while our customers in the retail industry may close stores, reduce inventory or switch suppliers of consumer products.

Additionally, Pactiv Foodservice and Graham Packaging rely on a relatively small number of customers for a significant portion of their revenue. In 2019, (i) Pactiv Foodservice's top ten customers accounted for 59% of its revenue, with two customers accounting for 12% and 11% of revenue, one of which was the Reynolds Consumer Products business included in the distribution completed on February 4, 2020, and (ii) Graham Packaging's top ten customers accounted for 51% of its revenue, with one customer accounting for 10% of revenue. The loss of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

Supply of faulty or contaminated products could harm our reputation and business.

We have control measures and systems in place to ensure the maximum safety and quality of our products is maintained. The consequences of not being able to do so, due to accidental or malicious raw material contamination, or due to supply chain contamination caused by human error or faulty equipment, could be severe. Such consequences may include adverse effects on consumer health, reputation, loss of customers and market share, financial costs or loss of revenue. In addition, if any of our competitors or customers supply faulty or contaminated products to the market, or if manufacturers of the end-products that utilize our products produce faulty or contaminated products, our industry, or our end-products' industries, could be negatively impacted, which could have adverse effects on our business.

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

Approximately 25% of our employees are subject to collective bargaining agreements or are represented by work councils. The transportation and delivery of raw materials to our manufacturing facilities and of our products to our customers by workers that are members of labor unions is critical to our business. In many cases, before we take significant actions with respect to our production facilities, such as workforce reductions or closures, we must reach agreement with applicable labor unions and employee works councils. The failure to maintain satisfactory relationships with our employees and their representatives, or prolonged labor disputes, slowdowns, strikes or similar actions, could have a material adverse effect on our business and results of operations.

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

Our largest pension plan is the Reynolds Group Pension Plan (formerly the Pactiv Retirement Plan), of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. This plan covers most of Pactiv's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by us. As a result, while persons who are not current Pactiv employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv personnel were participants. For this reason, the impact of the pension plan on our net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on our results of operations compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations, (ii) governmental regulations related to funding of retirement plans, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Additionally, we have merged certain other plans into the Reynolds Group Pension Plan.

As of December 31, 2019, the Reynolds Group Pension Plan was underfunded by approximately $654 million and subsequent adverse financial market performance and decreases in interest rates may significantly increase this deficit. Future contributions to our pension plans, including the Reynolds Group Pension Plan, could reduce the cash otherwise available to operate our business and could have an adverse effect on our results of operations.

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

Our ability to successfully implement our business plan and achieve targeted financial results depends on our ability to successfully integrate businesses we may acquire in the future. Acquisitions inherently involve risks, including those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructure and technologies or products and increasing the scope, geographic diversity and complexity of operations. There may be additional costs or liabilities associated with the acquisitions that we have consummated in the past that we did not anticipate at the time such acquisitions were consummated. Future acquisitions may also be disruptive to our ongoing business and may not be favorably received by our customers. Any of these risks could adversely affect our business, financial condition and results of operations.

We may dispose of some of our businesses from time to time.

From time to time we may dispose of some of our businesses. Sales and other disposals involve a number of risks, including diversion of management’s attention to the sale process, costs associated with the sale process, risks associated with retained liabilities or indemnification obligations under the applicable sales agreements, loss of synergies that we enjoyed prior to the sale from having the sold business combined with our other businesses for certain costs and cost-sharing and the potential loss of benefits from having a more diverse group of businesses. For example, in December 2019, we sold our North American and Japanese closures businesses. In February 2020, we distributed the Reynolds Consumer Products segment to PFL, our parent.

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

The RGHL Group has a $600 million receivables loan and security facility (the "Securitization Facility"), which was reduced to $450 million in January 2020 as a result of the release of Reynolds Consumer Products from the Securitization Facility. As of December 31, 2019, the RGHL Group had drawn $420 million under this facility. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. The funding base may vary, on a monthly basis, throughout the term of the Securitization Facility. To the extent the amount of eligible trade receivables decreases, we may be required to pay down existing borrowings under the Securitization Facility, which could require us to use cash on hand or our revolver under the Credit Agreement (if available), which may be more expensive than borrowings under the Securitization Facility.

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

For the year ended December 31, 2019, in respect of our former Closures segment, we recorded a goodwill impairment charge of $33 million within discontinued operations related to the closures disposal group, and we recorded a goodwill impairment charge of $26 million within continuing operations related to the remaining closures businesses. For the year ended December 31, 2018, we recorded a goodwill impairment charge of $206 million in respect of Graham Packaging. It is reasonably possible that we could recognize additional goodwill impairment charges if we have declines in profitability due to changes in volume, pricing, cost or the business environment or an adverse change in the earnings multiple used in the calculation. These changes could cause us to record impairment charges in future periods, which could be material.

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

We have entered, and may continue to enter, into certain related party transactions with Reynolds Consumer Products Group.

In connection with RCPI’s initial public offering, we entered into various transactions with related parties that are members of Reynolds Consumer Products Group, including the Tax Matters Agreement referred to below and other agreements relating to our operations including, among others, agreements relating to:

•	supply agreements where we sell certain products (primarily tableware) to, and purchase certain products (primarily aluminum foil containers and roll foil), from Reynolds Consumer Products Group;

•	a warehousing and freight services agreement whereby we provide certain logistics services to Reynolds Consumer Products Group;

•	a lease of part of our corporate headquarters in Lake Forest, Illinois and another lease of one of our facilities in Canandaigua, New York; and

•
a transition services agreement whereby we will continue to provide certain administrative services to Reynolds Consumer Products Group, including information technology service; accounting, treasury, financial reporting and transaction support; human resources; procurement; tax, legal and compliance related services; and other corporate services, and we will receive certain services from Reynolds Consumer Products Group, including human resources; compliance; and procurement, in each case for up to 24 months from February 2020.

For additional information, refer to “Item 7. Major Shareholders and Related Party Transactions."

While we believe that all such transactions have been negotiated on an arm’s length basis and contain commercially reasonable terms, we may have been able to achieve more favorable terms had such transactions been entered into with unrelated parties. In addition, while goods and services are being provided to us by related parties, our operational flexibility to modify or implement changes with respect to such goods or services or the amounts we pay or receive for them may be limited.

Potential conflicts of interest or disputes may arise between us and Reynolds Consumer Products Group in connection with these related party agreements, or relating to our past or future relationships in several areas including tax, employee benefit, indemnification and other matters arising from our relationship with Reynolds Consumer Products Group; business combinations involving us; business opportunities that may be attractive to us and Reynolds Consumer Products Group; and the nature, quality and pricing of goods or services delivered between us. In the event of a dispute under any of these related party agreements, Reynolds Consumer Products Group’s interests may not align with ours and the resolution of any such disputes may be adverse to us, or less favorable to us than we might achieve if we were not dealing with a related party, and our ability to enforce our contractual rights may be limited.

There can be no assurance that such present or any future transactions, and any potential disputes that may arise in connection with them, individually or in the aggregate, will not have an adverse effect on our financial condition and results of operations, or that we could not have achieved more favorable terms if such transactions had not been entered into with related parties.

We could incur significant liability if the distributions of RCPI to PFL are determined to be a taxable transaction.

In February 2020, prior to the IPO of shares of common stock of RCPI, we effected certain distributions to transfer the interests of RCPI to PFL in a manner that was intended to qualify as tax-free to PFL, RGHL and Reynolds Group Holdings Inc. (“RGHI”) under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”).

We have received a tax opinion as to the tax treatment of these distributions, which relied on certain facts, assumptions, representations and undertakings from Mr. Graeme Hart, RCPI and us regarding the past and future conduct of the RGHL Group’s and RCPI’s respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, we may not be able to rely on the opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the opinion of tax counsel, the Internal Revenue Service could determine on audit that these distributions are taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the stock ownership of RGHL, RGHI or RCPI after the distributions. If the distributions are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

Under the Tax Matters Agreement that we entered into with RCPI in connection with the IPO, RCPI will generally be required to indemnify us against taxes incurred that arise as a result of, among other things, a breach of any representation made by RCPI, including those provided in connection with the opinion of tax counsel or RCPI taking or failing to take, as the case may be, certain actions, in each case that result in the distributions failing to meet the requirements of a tax-free distribution under Sections 368(a)(1)(D) and 355 of the Code. In the event that RCPI fails to so indemnify us in accordance with the Tax Matters Agreement, we would bear such tax liability.

In order to preserve the tax-free treatment of the distributions, our ability to engage in certain corporate transactions for a two-year period after the distributions will be limited.

To preserve the tax-free treatment for U.S. federal income tax purposes of the distributions of RCPI, we will be limited in our ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to our stock for the two-year period following these distributions. While we are under no contractual obligations, effecting certain such transactions could violate the representations and undertakings we made in connection with the opinion of tax counsel and could result in significant tax liabilities to us. These limitations may restrict our ability to pursue certain strategic transactions or other transactions that would otherwise be in our best interest or that might increase the value of our business. We will not be limited in our ability to acquire other businesses for cash consideration.

Risks Related to Our Structure, the Guarantees, the Collateral and the Reynolds Notes

Our substantial indebtedness could adversely affect our ability to fulfill our obligations under the Reynolds Notes and our other debt obligations.

We have a substantial amount of outstanding indebtedness, which totaled $10,685 million as of December 31, 2019, comprised of the outstanding principal amounts of our borrowings. As of the date of this filing, our total outstanding indebtedness was $7,505 million. For more information related to the RGHL Group’s external borrowings and debt repayments occurring subsequent to December 31, 2019, refer to notes 16 and 26, respectively, of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report.

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

Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial covenants in the indentures governing the Reynolds Notes and in the terms of our Credit Agreement. The indentures governing the Reynolds Notes permit us to incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indenture governing the Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio and (ii) under the indenture governing the Reynolds Senior Notes, liens securing secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

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

As of December 31, 2019, we had $10,685 million of outstanding indebtedness, comprised of the outstanding principal amounts of our borrowings. As of the date of this filing, our total outstanding indebtedness was $7,505 million. Refer to note 26 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for information related to debt repayments occurring subsequent to December 31, 2019. Our annual cash interest obligations for 2020 on our Credit Agreement, the Reynolds Notes, the Securitization Facility, the Pactiv Notes and our other indebtedness are expected to be approximately $440 million, which includes $55 million of interest payments on the 5.750% notes that were repaid in February 2020, assuming interest on our floating rate debt continues to accrue at the current interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce working capital levels, reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure all or a portion of our debt. In the future, our cash flow and capital resources may not be sufficient to allow us to make payments of principal and interest on our debt. Any alternative measures we may take may not be successful or be on commercially reasonable terms and may not permit us to meet our scheduled debt service obligations, including the payment of interest or principal in respect of the Reynolds Notes. In addition, we may want or need to refinance some or all of our indebtedness prior to maturity. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt, prevailing market conditions and the debt incurrence restrictions imposed by the agreements governing our debt. In the absence of sufficient cash flow and capital resources, we could face substantial liquidity problems and may be required to dispose of material assets or operations to meet our debt service and other obligations. The indentures governing the Reynolds Notes and the terms of the Credit Agreement restrict, and our future indebtedness is likely to restrict, both our ability to dispose of assets and the use of proceeds from any such disposition. We cannot assure you that we will be able to consummate any asset sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet our debt service obligations when due or that we will be contractually permitted to apply such proceeds for that purpose. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to implement any of these alternative measures, would have a material adverse effect on our business, financial condition and results of operations.

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

A portion of our outstanding debt, including the indebtedness we have incurred under the Credit Agreement, the Floating Rate Senior Secured Notes due 2021 and the Securitization Facility and, potentially, our future indebtedness, bears interest at variable rates. As of December 31, 2019, we had $4,657 million of variable rate debt outstanding. As a result, an increase in interest rates, whether because of an increase in market interest rates or an increase in our cost of borrowing, would increase the cost of servicing this debt and could materially reduce our profitability and adversely affect our ability to meet our obligations under the Reynolds Notes and our other debt obligations. The impact on us of such an increase would be more significant than it would be on some other companies because of our substantial debt.

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

Reynolds Group Issuer Inc. ("U.S. Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own and no material assets. Reynolds Group Issuer LLC ("U.S. Co-Issuer"), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own, and its only material assets are certain intercompany proceeds loans to which it is a party. Reynolds Group Issuer (New Zealand) Limited ("NZ Issuer", and together with the U.S. Issuer and the U.S. Co-Issuer, the “Reynolds Notes Issuers”), an indirect wholly-owned subsidiary of RGHL and co-issuer of the Reynolds Notes, is a finance company with no operations of its own and no material assets. As a result of the foregoing, the Reynolds Notes Issuers' cash flows and their ability to service their indebtedness, including their ability to pay the interest and principal amount in respect of the Reynolds Notes when due, depend on the performance of the RGHL Group and the ability and willingness of members of the RGHL Group to provide funds to the Reynolds Notes Issuers.

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

If our operating performance declines, and we breach our covenants under the agreements governing our indebtedness, we may need to seek waivers from the noteholders and the lenders under the Credit Agreement, or holders of our other indebtedness to avoid being in default. We may not be able to obtain a waiver from the required number of lenders or noteholders. If this occurs, we would be in default under such indebtedness. Any default under the agreements governing our indebtedness that is not cured or waived, as applicable, by the required lenders or noteholders thereunder, and the remedies sought by the holders of such indebtedness, could prevent us from making payments of principal, premium, if any, or interest on the Reynolds Notes and could substantially decrease the market value of the Reynolds Notes. In the event of any such default, the holders of such indebtedness could elect to declare all outstanding amounts thereunder to be due and payable, together with accrued and unpaid interest, and this may also cause a cross default in our other indebtedness and we could be forced into bankruptcy or liquidation. See "Item 10. Additional Information — Material Contracts."

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

As of the date of this filing, our obligations under the Reynolds Notes, the Pactiv Notes and the term loans under the Credit Agreement mature between July 15, 2021 and April 15, 2027, and some of the maturity dates are in close proximity to each other. Based on outstanding balances as of December 31, 2019, after giving effect to the repayments subsequent to December 31, 2019 of the 5.750% Senior Secured Notes due 2020 and

other indebtedness, principal amounts of $36 million are due in 2020, $785 million are due in 2021, $36 million are due in 2022, $4,960 million are due in 2023, $800 million are due in 2024, $276 million are due in 2025 and $200 million are due in 2027. As a result, we may not have sufficient cash to repay all amounts under our debt obligations at maturity. Furthermore, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay such amounts and it may be difficult to refinance our indebtedness.

Our Securitization Facility matures in 2022. As of December 31, 2019, $420 million was drawn under the Securitization Facility. We may not have sufficient cash to repay all amounts under our Securitization Facility at maturity. Furthermore, there can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay the Securitization Facility and it may be difficult to refinance such facility.

Not all of our subsidiaries guarantee the Reynolds Notes, and the Reynolds Notes and the related guarantees will be structurally subordinated to all of the claims of creditors of those non-guarantor subsidiaries.

The Reynolds Notes are guaranteed by RGHL, Beverage Packaging Holdings I ("BP I") (a wholly owned subsidiary of the Company), and subsidiaries of BP I that guarantee the Credit Agreement. The guarantee of the Reynolds Notes by a subsidiary, however, will be automatically released upon the Trustee's receipt of a notice if such subsidiary’s guarantee of the Credit Agreement is released or discharged. See “— Because each guarantor's or security provider's liability under its guarantee or security may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors or security providers.” In the future, other subsidiaries will be required to guarantee the Reynolds Notes only under certain limited circumstances. In addition, the indentures governing the Reynolds Notes do not limit the transfer of assets to, or the making of investments in, any of our restricted subsidiaries, including our non-guarantor subsidiaries.

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

The Reynolds Notes, the related guarantees and any security securing such notes or related guarantees (including any future guarantees and future security interests) may be subject to claims that they should be limited or voided in favor of our existing and future creditors under applicable fraudulent conveyance law, including laws in Canada, New Zealand and the United States, if an action (either in connection with a bankruptcy, liquidation or reorganization case or under a lawsuit in which a bankruptcy is not involved) were commenced at some future date by an issuer, by the guarantors or on behalf of our unpaid creditors or the unpaid creditors of a guarantor. In addition, the enforcement of the Reynolds Notes and the guarantees and the amount that can be recovered under a security interest in respect of any asset is limited to the extent of the amount which can be guaranteed by a particular guarantor, security provider or issuer without rendering the applicable guarantee or security voidable or otherwise ineffective under applicable law. Moreover, the enforcement of the Reynolds Notes, guarantees or security against any issuer, a relevant guarantor or security provider will be subject to certain defenses available to the issuers, guarantors or security providers generally under (i) the laws of New York, which will govern the Reynolds Notes and the guarantees, (ii) the laws governing the relevant security document, and (iii) laws applicable to companies and other corporate entities in the jurisdiction in which the relevant issuer or guarantor or, if applicable, security provider is organized. These laws and defenses include those that relate to fraudulent conveyance or transfer, fraudulent or voidable preference, financial assistance, corporate purpose or benefit, preservation of share capital, thin capitalization, unlawful dividend and defenses affecting the rights of creditors or other stakeholders generally.

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

We have not presented individual financial statements or summary financial data for each of the guarantors of the Reynolds Notes, the Reynolds Notes Issuers or other members of the RGHL Group, and we are not required to do so in the future under the indentures governing the Reynolds Notes.

We have not presented individual financial statements or summary financial data for each of the guarantors of the Reynolds Notes, the Reynolds Notes Issuers or other members of the RGHL Group in this annual report and are not required to do so in the future under the indentures governing the Reynolds Notes. The absence of such separate financial statements may make it difficult for holders of the Reynolds Notes to assess the financial condition or results of operations of the Reynolds Notes Issuers and the guarantors or their compliance with the covenants in the indentures governing the Reynolds Notes, as applicable.

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

The Reynolds Notes have the benefit of the guarantees of and, with respect to the Reynolds Senior Secured Notes, security from RGHL and certain of its subsidiaries, including the Reynolds Notes Issuers. However, the guarantees and the security are limited to the maximum amount that the guarantors or the security providers are permitted to guarantee and secure under applicable law. As a result, a guarantor's or a security provider's liability under a guarantee or in respect of security could be materially reduced or reduced to zero depending on the amount of other obligations of such entity and upon applicable laws. Further, under certain circumstances, a court under applicable fraudulent conveyance and transfer statutes or other applicable laws could void the obligations under a guarantee or in respect of security, or subordinate the guarantee or security to other obligations of the guarantor or security provider. See “— Fraudulent conveyance laws and other limitations on the enforceability of the Reynolds Notes, the related guarantees and any security securing such notes or related guarantees, may adversely affect the validity and enforceability of such instruments or the related security securing them.”

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

We are generally permitted to freely move assets within the RGHL Group subject to certain restrictions. However, not all members of the RGHL Group are or will be security providers or grant security over the same type of assets. If collateral is transferred to an entity that is not a security provider, the interests of the noteholders will cease to be secured by such assets.

If collateral is moved to another entity that is a security provider, the asset may cease to be collateral or your priority in the asset may be impaired. If a type of collateral is transferred to a security provider that does not grant security interests with respect to that particular type of asset, then the noteholders will lose the benefit of such collateral. Even if the asset continues as collateral in the hands of the recipient entity, there may be hardening periods or notification requirements before the security interest becomes effective or the security interest might not be as beneficial to noteholders as it was in the possession of the transferring entity.

Certain of our long-term indebtedness bears interest at variable interest rates, primarily based on LIBOR, which may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.

The U.K. Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop encouraging or requiring banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. Similarly, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become acceptable alternatives to LIBOR, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness including the Floating Rate Senior Secured Notes, borrowings under the Credit Agreement and the Securitization Facility may be adversely affected or we may need to renegotiate the terms of our debt agreements that utilize LIBOR as a factor in determining the applicable interest rate to replace LIBOR with the new standard that is established, if any, or to otherwise agree with the trustees or agents under such facilities or instruments on a new means of calculating interest.

ITEM 4. INFORMATION ON RGHL

Corporate Information

RGHL's executive offices are located at Level Nine, 148 Quay Street, Auckland 1010 New Zealand, and its telephone number is 64 (9) 358-5000. We have appointed National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904 as our agent for service of process in the United States.

The United States Securities and Exchange Commission (the “SEC”) maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we and other registrants have filed electronically with the SEC. Our filings are also available on our website at www.reynoldsgroupholdings.com. The contents of our website are not incorporated by reference into this annual report.

History and Development

RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. RGHL acquired its businesses in a series of transactions between 2008 and 2011. Further information regarding the history of each of the four segments is included in " — Business Overview."

Business Overview

Overview

We are a leading global manufacturer and supplier of consumer and foodservice products and beverage containers. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer food, beverage and foodservice market segments. The discussion below includes the Reynolds Consumer Products segment, a business we distributed to our shareholder, PFL, on February 4, 2020, which will be reflected as a discontinued operation in our interim unaudited condensed consolidated financial statements for the three month period ending March 31, 2020. Refer to note 26 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information related to the distribution of Reynolds Consumer Products.

For a discussion of financial results by segment for each of the last three years, see “Item 5. Operating and Financial Review and Prospects — Results of Operations” and for a discussion of our capital expenditures for each of the last three years, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

Pactiv Foodservice

Pactiv Foodservice is a leading manufacturer of a wide range of foodservice products in a broad range of materials and serves food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, cups, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and PET egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America. The following table shows total segment revenue by geographic region for Pactiv Foodservice for each of the years ended December 31, 2019, 2018 and 2017:

	Revenue by geographic region
(In $ million)	2019	2018	2017
United States	3,359	3,396	3,299
Remaining North American Region	351	354	345
Europe	—	1	57
Other	7	27	28
Total	3,717	3,778	3,729

History

Our Pactiv Foodservice business is primarily the result of combining the Reynolds and Pactiv foodservice businesses. Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 2000, Reynolds Metals Company was acquired by Alcoa. In 2002, Alcoa acquired Ivex Packaging Corporation, which broadened the presence of the Reynolds foodservice business in the foodservice industry. In 2008, the Reynolds foodservice business was acquired indirectly by Mr. Graeme Hart, our strategic owner.

Pactiv’s foodservice business was originally part of Packaging Corporation of America (“PCA”), which was acquired by Tenneco Inc. in 1965. PCA manufactured paperboard and various paperboard products as well as certain plastic and aluminum food packaging products. In 1995, PCA was renamed Tenneco Packaging Inc. and acquired Mobil Plastics Company and in 1996 acquired Amoco Foam Products Company, which significantly expanded its foodservice offering. In April 1999, Tenneco Packaging Inc. sold its paperboard business and in November 1999 Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. Pactiv has made various acquisitions, including Prairie Packaging Inc. in 2007 and PWP Industries Inc. (which was renamed Pactiv Packaging Inc.) in 2010. In November 2010, we acquired Pactiv, and have since integrated our Reynolds foodservice and Pactiv foodservice businesses to form our Pactiv Foodservice segment. In May 2011, we acquired Dopaco Inc. and Dopaco Canada, Inc., and have subsequently acquired and sold various smaller businesses.

Products

Pactiv Foodservice is a leading manufacturer of various products for the foodservice and retail food markets. Pactiv Foodservice's products are designed to protect fresh food during distribution, aid retailers and food processors in merchandising food products and help customers prepare and serve meals in their homes. Pactiv Foodservice has a very broad portfolio of products with a continual emphasis on adding new product lines. Products designed for the foodservice market include tableware items, such as plates, bowls, cups, cutlery and straws, as well as clear plastic containers, microwaveable plastic containers, foam containers, paperboard containers and aluminum containers. Products designed for the foodservice market include foam and rigid trays, rigid trays for fresh and frozen applications, rigid and fiber berry baskets, clear display packaging, molded fiber cartons, PET egg cartons, aluminum containers and absorbent tray pads. Products designed for the retail market include clear rigid-display packaging for delicatessen and bakery applications, microwaveable containers for prepared, ready-to-eat meals, and foam trays and absorbent tray pads for meat and poultry. Products are manufactured using plastic resins, paperboard, aluminum and molded fiber. In addition, Pactiv Foodservice also sells plastic sheet to thermoformers made with various resins such as PET, PS and PP.

Customers

Pactiv Foodservice's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Pactiv Foodservice's customers include foodservice distributors, quick service restaurants, food processors, supermarket distributors and supermarkets. Pactiv Foodservice also manufactures most of Reynolds Consumer Products' tableware products. In 2019, Pactiv Foodservice's top ten customers accounted for 59% of the segment's total revenue, with two customers accounting for 12% and 11% of the segment's total revenue, one of which was the Reynolds Consumer Products business. Pactiv Foodservice has continued, and expects to continue, this relationship with Reynolds Consumer Products following its distribution.

Pactiv Foodservice generally sells its products on either a purchase order basis or under formal supply agreements with durations ranging from one to three years. A majority of Pactiv Foodservice's revenue is from supply agreements with raw material cost pass-through mechanisms, with the remainder from open market sales.

Competition

The U.S. foodservice and retail food markets are relatively mature but also relatively fragmented, with Pactiv Foodservice being one of a few participants with a product range that spans a significant portion of foodservice product categories. These competitors include Dart Container Corporation, Berry Global Group, Inc., Graphic Packaging Inc. and Genpak LP. Our competitors in the U.S. markets include large companies that offer several competing products and a range of smaller competitors with only single product offerings. These competitive pressures may adversely affect Pactiv Foodservice’s business and financial performance. Pactiv Foodservice primarily competes on the basis of breadth of product offerings, price, product features, performance, speed to market, distribution capabilities and product innovation.

Marketing and Sales

Pactiv Foodservice primarily uses a direct sales force to sell to foodservice and retail customers and also utilizes third-party brokers for selected products and accounts. Pactiv Foodservice's marketing and sales effort is premised on the “One Face to the Customer” value proposition which uses one sales representative per account to produce one order which is supported by one customer service representative that is responsible for one shipment with one invoice. In addition to the sales professionals, the sales organization includes customer service representatives, marketing teams and an internal logistics and transportation team.

Seasonality

Pactiv Foodservice's operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Manufacturing

Pactiv Foodservice operates 40 manufacturing plants in North America. At 17 of its facilities, Pactiv Foodservice also manufactures products for Reynolds Consumer Products. In addition, eight facilities operated by Reynolds Consumer Products manufacture products for Pactiv Foodservice. Pactiv Foodservice also operates several distribution facilities in the United States. Pactiv Foodservice’s manufacturing plants are grouped based upon the two markets the business primarily serves: foodservice and food packaging. Each manufacturing plant is managed by a manufacturing director. The directors have responsibility for all plants that produce a specific process. The structure is integral to a disciplined and lean operating system that provides consistent operating practices and metrics across all locations.

Pactiv Foodservice utilizes a variety of production processes, including thermoforming and extrusion, paperboard processing and injection molding. A focus on continuous improvement, lean manufacturing system initiatives and teamwork has resulted in better customer service measured by case fill, on-time delivery and quality performance metrics.

Pactiv Foodservice utilizes two distribution models. Direct distribution, primarily for processors and supermarkets, sends products straight from the factory to the customer. The second distribution model is based around eight regional mixing centers. These two distribution models yield significant cost savings for Pactiv Foodservice which are shared with customers.

Raw Materials and Suppliers

Pactiv Foodservice’s principal raw materials include plastic resins, paperboard and aluminum. In 2019, the total value of raw materials consumed by Pactiv Foodservice was $1,712 million and represented 59% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 71% of raw material costs for the year, while paperboard, aluminum and other raw materials collectively accounted for 29%.

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

Research and development costs were $22 million, $19 million and $16 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Employees

As of December 31, 2019, Pactiv Foodservice employed approximately 10,700 people located primarily in its U.S. manufacturing facilities. Approximately 20% of Pactiv Foodservice's employees are covered by collective labor agreements. Pactiv Foodservice has not experienced any significant union-related work stoppages over the last 22 years. We believe Pactiv Foodservice's relationships with its employees and labor unions are satisfactory.

Regulatory

As Pactiv Foodservice's products are used in the foodservice and retail food markets, Pactiv Foodservice's business is subject to regulations governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of Pactiv Foodservice's business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Pactiv Foodservice has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the multinational scope of Pactiv Foodservice's business, compliance cannot be guaranteed.

Pactiv Foodservice is subject to various national, state, local, foreign and international environmental, health and safety laws, regulations and permits. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Pactiv Foodservice's employees, regulate the materials used in and the recycling of products and impose liability, which can be strict, joint and several, for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances related to Pactiv Foodservice's current and former sites, as well as at third party sites where Pactiv Foodservice or its predecessors have sent hazardous waste for disposal. These laws also regulate, and in certain instances ban, products that may be deemed harmful to the environment. Many of Pactiv Foodservice's manufacturing facilities require environmental permits, such as those limiting air emissions. Compliance with these permits can require capital investment and, in some cases, could limit production.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic waste. Programs have included banning certain types of products, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic bags and packaging material and requiring retailers or manufacturers to take back packaging used for their products.

Moreover, as environmental issues, such as climate change, have become more prevalent, federal, state and local governments, as well as foreign governments, have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect Pactiv Foodservice. For example, the United States Congress has in the past considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. A number of state and local governments in the United States have also announced their intentions to implement their own programs to reduce greenhouses gases. These and other foreign, federal and state climate change initiatives may cause Pactiv Foodservice to incur additional direct costs in complying with new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs that could get passed through to Pactiv Foodservice resulting from its suppliers and customers also incurring additional compliance costs.

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

Graham Packaging

Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for branded consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging's custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America. The following tables show total segment revenue by product group and revenue by geographic region for Graham Packaging for each of the years ended December 31, 2019, 2018 and 2017:

	Revenue by product group
(In $ million)	2019	2018	2017
Food and beverage containers	1,356	1,443	1,487
All other containers	568	644	660
Total	1,924	2,087	2,147

	Revenue by geographic region
(In $ million)	2019	2018	2017
United States	1,664	1,787	1,790
Remaining North American Region	95	105	116
Europe	116	136	155
South America	48	54	57
Other	1	5	29
Total	1,924	2,087	2,147

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

Products

Graham Packaging's strategy is to develop new, innovative packaging to meet the design and performance requirements of its customers. Graham Packaging supplies custom blow-molded plastic containers to a significant number of end-markets and geographic regions. Graham Packaging's product portfolio consists primarily of containers for food and beverage, such as for yogurt drinks, refrigerated and shelf-stable juices and juice drinks, teas, sports drinks/isotonics, condiments and dressings, dairy and non-dairy creamers, nutritional beverages, coffee, food sauces, liquor, beer, edible oils, snacks, peanut butter, syrups, jellies, jams and spices. Graham Packaging's product portfolio also includes containers for automotive lubricants, laundry detergents, liquid fabric care and stain removers, household cleaners, hair care, skin care and dish care.

Customers

Substantially all of Graham Packaging's sales are to major branded consumer products companies. Major customers are under multi-year contracts. These include customers for which Graham Packaging's products are manufactured at a dedicated production facility nearby or inside the customer's production facility, as well as products manufactured at Graham Packaging's stand-alone facilities which produce packaging for several customers. Graham Packaging's supply contracts with its customers for on-site production typically have terms of up to ten years, while its supply contracts for production off-site typically have terms that range from two to five years. Both of these categories of contracts often either renew automatically for subsequent one year terms or are renegotiated by Graham Packaging before expiration of the initial term. Graham Packaging's contracts typically contain provisions allowing for price adjustments based on changes in raw material prices and, in a majority of cases, the cost of energy and labor, among other factors. Graham Packaging is often the sole supplier of its customers' custom plastic container requirements nationally, regionally or for a specific brand. In 2019, Graham Packaging's top ten customers accounted for 51% of the segment's total revenue, with one customer accounting for 10% of the segment’s total revenue.

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

Manufacturing

A critical component of Graham Packaging's strategy is to locate manufacturing facilities on-site, when practical, reducing expensive shipping and handling charges, providing instantaneous quality acceptance feedback and increasing distribution efficiencies. Graham Packaging has 68 manufacturing facilities of which approximately one-third are located on-site at its customers' plants. Graham Packaging operates 56 plants in North America, seven in Europe, four in South America and one in Asia.

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

Raw Materials and Suppliers

Resins constitute the primary raw materials used to make Graham Packaging's products. These materials are available from a number of domestic and international suppliers, and Graham Packaging is not dependent upon any single supplier. In 2019, the total value of raw materials consumed by Graham Packaging was $835 million and represented 57% of Graham Packaging's total cost of sales, excluding depreciation and amortization.

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

New Product Development

Graham Packaging’s Global Innovation & Design Center in York, Pennsylvania supports all new product development and R&D innovations. The Innovation & Design Center is provided for customers to support their product development needs and to give them access to the knowledge and experience of the Center’s design and technical teams, including technical resources for industrial design, design engineering, virtual 3D modeling and simulations, prototype tooling, bottle sampling, lab evaluations, material analysis and customer training. Graham Packaging incurs costs to research, design and develop new packaging products and technologies. Such costs, net of any reimbursement from customers, were $5 million, $6 million and $7 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Employees

As of December 31, 2019, Graham Packaging employed approximately 5,100 people. Approximately 22% of Graham Packaging's employees are covered by collective labor agreements. Graham Packaging has not experienced any significant union-related work stoppages over the last 30 years. We believe Graham Packaging's relationships with its employees and labor unions are satisfactory.

Regulatory

As Graham Packaging's products are used in food and beverage packaging, Graham Packaging's business is subject to regulations governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of Graham Packaging's business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Graham Packaging has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the multinational scope of Graham Packaging's business, compliance cannot be guaranteed.

Graham Packaging is subject to various national, state, local, foreign and international environmental, health and safety laws, regulations and permits. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Graham Packaging's employees, regulate the materials used in and the recycling of products and impose liability, which can be strict, joint and several, for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances related to Graham Packaging's current and former sites, as well as at third party sites where Graham Packaging or its predecessors have sent hazardous waste for disposal. These laws also regulate, and in certain instances ban, products that may be deemed harmful to the environment. Many of Graham Packaging's manufacturing facilities require environmental permits, such as those limiting air emissions. Compliance with these permits can require capital investment and, in some cases, could limit production.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic waste. Programs have included, for example, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. That legislation, as well as voluntary initiatives similarly aimed at reducing the level of plastic wastes, could reduce the demand for certain plastic packaging, result in greater costs for plastic packaging manufacturers or otherwise impact Graham Packaging's business. Some consumer products companies, including some of Graham Packaging's customers, have responded to these governmental initiatives and to perceived environmental concerns of consumers by using containers made in whole or in part of recycled plastic. Graham Packaging operates a large HDPE recycling plant in York, Pennsylvania. To date, Graham Packaging has not been materially adversely affected by these initiatives and developments.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect Graham Packaging. For example, the United States Congress has in the past considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. A number of state and local governments in the United States have also announced their intentions to implement their own programs to reduce greenhouses gases. These initiatives may cause Graham Packaging to incur additional direct costs in complying with any new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs that could get passed through to Graham Packaging resulting from its suppliers and customers also incurring additional compliance costs.

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

Evergreen

Evergreen is a vertically integrated, leading manufacturer of cartons for fresh beverage products, primarily serving the juice and milk markets. Evergreen supplies integrated systems, which include cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America. The following tables show total segment revenue by product group and revenue by geographic region for Evergreen for each of the years ended December 31, 2019, 2018 and 2017:

	Revenue by product group
(In $ million)	2019	2018	2017
Cartons for fresh beverage products	812	799	774
Liquid packaging board	446	438	453
Paper products	348	366	335
Total	1,606	1,603	1,562

	Revenue by geographic region
(In $ million)	2019	2018	2017
United States	1,408	1,401	1,372
Asia	164	167	155
Other	34	35	35
Total	1,606	1,603	1,562

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

Products

Evergreen employs a business model that we refer to as “Total Packaging Solution,” which is based on providing Evergreen's customers with a single source for all of their fresh beverage carton requirements. Carton sleeves for fresh beverage products can be used with Evergreen's fresh filling machines, as well as other fresh filling machines. Carton sales represented 51% of Evergreen's revenue in 2019 and are sold under multi-year and shorter term contracts.

Cartons

Evergreen produces and sells carton sleeves for fresh beverage products and supplies spouts, caps and closures. During the filling process, the sleeve is opened, sealed at the base, filled with the beverage products and then sealed at the top of the carton. Carton sleeves can be used for a variety of fresh beverages including liquid dairy drinks, such as regular and flavored milk, and non-carbonated soft drinks, such as fresh juice, fruit-based drinks and iced tea. Cartons are also used for fresh food items, such as liquid eggs, and for non-food items, such as liquid detergents and softeners.

Evergreen has developed a variety of solutions to help beverage manufacturers differentiate their products and generate stronger brand recognition. The application of high-definition, multi-color, printed designs to the cartons gives customers the ability to differentiate their products. Furthermore,

Evergreen's barrier board technology allows its customers to achieve longer shelf life for their products as well as protect against the loss of vitamins and other nutrients.

Evergreen’s fresh filling machines use fresh carton sleeves to produce and fill fresh cartons. Evergreen offers its customers a variety of filling machine models with different capabilities, which can be reconfigured for different package volumes, providing its customers with flexibility in their manufacturing processes. Evergreen’s fresh filling machines may be sold directly to customers or sold to a third-party finance company, which then leases the filling machines to customers.

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

Customers

Evergreen's customer base includes international companies, large national and regional customers and smaller local businesses, with its largest presence in North America. Many of Evergreen's customer sales contracts are index-based, allowing for the pass-through of input cost movements on a quarterly to annual basis. In 2019, Evergreen's top ten customers accounted for 34% of the segment's total revenue, and no single customer accounted for more than 10% of the segment's total revenue.

The Pine Bluff and Canton mills' aggregate liquid packaging board production is used by Evergreen's fresh cartons business and is also sold to external fresh carton converting customers, with whom Evergreen generally has long-standing relationships. In addition, Evergreen sells liquid packaging board to Pactiv Foodservice and other customers, who produce ovenable trays and cupstock.

Evergreen's coated groundwood customers consist primarily of catalog and magazine publishers. Evergreen's uncoated freesheet customers consist primarily of envelope converters, specialty paper producers and commercial printers. Evergreen sells both directly and through paper brokers in the coated groundwood and uncoated freesheet markets.

Competition

Evergreen operates primarily in markets with a limited number of key global competitors. These competitors include Tetra Pak International S.A., Domtar Corporation, Catalyst Paper Corporation, Stora Enso Oyj and Elopak. The fresh carton market is fairly consolidated. We believe Evergreen is the only major market participant that provides vertically integrated liquid packaging board as well as complete systems consisting of cartons, filling machines and spouts. We believe Evergreen is the largest participant in the fresh cartons market measured by volume based on our analysis of industry data.

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

Raw Materials and Suppliers

In 2019, the total value of raw materials consumed by Evergreen was $560 million and represented 42% of Evergreen's total cost of sales, excluding depreciation and amortization.

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

New Product Development

Evergreen's product innovation aims to deliver new products for both customers and end-use consumers and to generate a percentage of future revenue from new products. The innovation process follows a traditional stage gate development process. One of Evergreen's primary competitive advantages in fiber-based cartons is offering a total system solution — from board manufacture to efficient filling machines. Therefore, new carton product design teams include expertise from equipment, converting and the mills. A key focus for innovation is leveraging leading board and barrier technologies to adjacent markets, such as water and dry goods.

Employees

As of December 31, 2019, Evergreen employed approximately 3,800 people. Approximately 61% of Evergreen's employees are covered by collective labor agreements. Evergreen has not experienced any significant union-related work stoppages. We believe Evergreen's relationships with its employees and labor unions are satisfactory.

Regulatory

As Evergreen's products are used in food and beverage packaging, Evergreen's business is subject to regulations governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of Evergreen's business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Evergreen has adopted compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations, variance in production inputs and efficiencies, and the multinational scope of Evergreen's business, compliance cannot be guaranteed.

Evergreen is subject to various national, state, local, foreign and international environmental, health and safety laws, regulations and permits. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Evergreen's employees, regulate the materials used in and the recycling of products and impose liability, which can be strict, joint and several, for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances related to Evergreen's current and former sites, as well as at third party sites where Evergreen or its predecessors have sent hazardous waste for disposal.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulations, which could negatively affect Evergreen. These and other initiatives may cause Evergreen to incur additional direct costs in complying with any new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs that could get passed through to Evergreen resulting from its suppliers and customers also incurring additional compliance costs.

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

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store brand consumer products such as aluminum foil, wraps, trash bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store brand products. Reynolds Consumer Products has a large customer base and operates primarily in North America. Virtually all revenue for Reynolds Consumer Products comes from the U.S. and Canada. The following table shows total segment revenue by product group for Reynolds Consumer Products for each of the years ended December 31, 2019, 2018 and 2017:

	Revenue by product group
(In $ million)	2019	2018	2017
Waste and storage products	1,203	1,227	1,157
Cooking products	1,078	1,160	1,071
Tableware	751	757	731
Total	3,032	3,144	2,959

History

The Reynolds Consumer Products business is primarily the result of combining the Reynolds aluminum foil business and the Hefty trash bag, food storage bag and tableware business. Reynolds Metals Company was founded in 1919 as the U.S. Foil Company. In 1926, the company began producing aluminum foil for packaging. In 1947, the company introduced its most famous product, Reynolds Wrap Aluminum Foil. The store brand plastic wraps, bags and container business was founded in 1961 under the Presto name and was acquired by Reynolds Metals Company in 1988. In 2000, Alcoa merged with Reynolds Metals Company. In 2008, the Reynolds consumer products business was acquired indirectly by Mr. Graeme Hart, our strategic owner.

The Hefty business was developed by Mobil Plastics in the 1960s, starting with its best known product, the Hefty trash bag, and adding other plastic and aluminum products over time. In 1995, Tenneco Packaging Inc. acquired Mobil Plastics. In November 1999, Tenneco Packaging Inc. (which was renamed Pactiv Corporation) was spun-off to Tenneco Inc.’s stockholders. In November 2010, we acquired Pactiv and integrated the Hefty consumer products and Reynolds consumer products businesses to form the Reynolds Consumer Products segment.

On February 4, 2020, we distributed our interest in the operations that represented the Reynolds Consumer Products segment to our shareholder, PFL. The distribution of Reynolds Consumer Products will trigger the presentation of this operation in our consolidated financial statements as a discontinued operation as of February 4, 2020, and this change in presentation will be reflected in our interim unaudited condensed consolidated financial statements for the three month period ending March 31, 2020.

Products

Reynolds Consumer Products' portfolio of products consists of three product groups: waste and storage products, cooking products and tableware products. These products are typically used by consumers in their homes and are sold through a variety of retailers, including grocery stores, mass merchandisers, warehouse clubs, drug stores, discount chains and military channels.

Waste and Storage

Waste and storage products includes branded and store brand plastic trash bags and food storage bags. The branded products are sold under such brand names as Hefty® Ultra Strong™, Hefty® Strong Trash Bags and Hefty® Slider Bags.

Cooking

Cooking products includes branded and store brand aluminum foil and disposable cookware, and the branded products are sold under the Reynolds® and Hefty® E-Z Foil® brands in the United States, under the Diamond® brand internationally and under the ALCAN® brand in Canada.

Tableware

Tableware products includes branded and store brand foam, plastic, molded fiber and pressed paperboard disposable tableware, including disposable plates, cups, bowls, cutlery and straws. Most of Reynolds Consumer Products' tableware is manufactured by Pactiv Foodservice. Branded products are sold under the Hefty® name.

Customers

Reynolds Consumer Products' customer base includes leading grocery stores, mass merchants, warehouse clubs, discount chains, dollar stores, drug stores, home improvement stores, military outlets and eCommerce retailers. Through its sales organization, Reynolds Consumer Products is able to manage its relationships with customers at the national, regional and local levels, depending on their needs. Reynolds Consumer Products also manufactures Pactiv Foodservice's aluminum product offerings. In 2019, Reynolds Consumer Products' top ten customers accounted for 69% of the segment's total revenue, with one customer accounting for 43% of the segment's total revenue.

Competition

Reynolds Consumer Products faces significant competition in all of its product lines from numerous national and regional companies of various sizes and cost structures. These competitors include The Clorox Company, S.C. Johnson & Sons, Inc., Poly-America, Handi-Foil Corporation, Republic Plastics, Ltd., Trinidad Benham Corporation, Inteplast Group, Ltd. and Dart Container Corporation. The U.S. consumer food packaging market is relatively mature and highly competitive, with Reynolds Consumer Products being one of the few key participants in North America. Competitors include consumer product companies, including large and well-established multinational companies and smaller regional and local companies, as most of the products compete with other widely advertised brands within each product category and with store brand products.

Reynolds Consumer Products benefits from the strength of its brands, a differentiated suite of store brand products, as well as significant capital investment in its manufacturing facilities.

Reynolds Consumer Products competes in a marketplace dominated by large retailers, including grocery stores, mass-merchants, warehouse clubs, discount stores and drug stores, and changes in the strategy or structure of our major retailer customers, such as store and inventory reductions and retailer consolidations, have increased competitive pressures. The rapid growth of these large retailers, together with changes in consumer purchasing patterns, have contributed to the formation of dominant multi-category retailers that have strong negotiating power with suppliers. Current trends among such retailers include fostering high levels of competition among suppliers, demanding innovative new products from suppliers and requiring suppliers to maintain or reduce product prices and deliver products within shorter lead times. Other trends include consumers shifting purchasing channels by moving away from grocery stores and towards warehouse clubs and mass-merchants and retailers importing products directly from foreign sources and sourcing and selling products under their own store brands, which compete with the Reynolds and Hefty branded products.

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

Manufacturing

Reynolds Consumer Products operates 15 manufacturing facilities strategically located across the United States and one manufacturing facility located in Canada to optimize distribution and minimize lead times and freight costs. At eight of its facilities, Reynolds Consumer Products also manufactures products for Pactiv Foodservice. In addition, Pactiv Foodservice manufactures products for Reynolds Consumer Products at 17 of its facilities.

Raw Materials and Suppliers

Reynolds Consumer Products' principal raw materials include plastic resins, mainly PE and PS, and aluminum. In 2019, the total value of raw materials consumed by Reynolds Consumer Products was $1,308 million and represented 62% of the segment's total cost of sales, excluding depreciation and amortization. Plastic resins accounted for 42% of raw material costs for the year, while aluminum and other metal-related components collectively accounted for 22%. Reynolds Consumer Products' other raw materials include products purchased and resold as well as paper, corrugated carton and cases. Reynolds Consumer Products is sensitive to price movements of raw materials, mainly resin and aluminum, and to energy-related cost movements, particularly those that affect transportation and utility costs. Aluminum prices have been historically volatile as aluminum is a cyclical commodity with prices subject to global market factors. Resin prices have also historically fluctuated with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products. To minimize the impact of price fluctuations, Reynolds Consumer Products enters into hedging agreements for some resin and aluminum purchases. Reynolds Consumer Products also enters into hedging agreements at the request of certain customers who want to mitigate the risk of changes in raw material costs in their purchase pricing.

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

Quality Management

Reynolds Consumer Products' research and development resources primarily facilitate branded innovation and support store brand growth. Reynolds Consumer Products also has continuous improvement programs focused on cost reduction and productivity improvements and existing programs in lean manufacturing systems that allow for better inventory management. Reynolds Consumer Products' store brand products are subject to a high degree of quality control and many have “national brand equivalent” certification from third parties. Reynolds Consumer Products' integrated aluminum foil production is also designed to achieve the highest degree of product safety through its disciplined control of aluminum ingot grade and retail traceability of products. Supplier controls that are in place throughout Reynolds Consumer Products' facilities require product and process controls, a safe and healthy work environment, environmental compliance and product safety. Reynolds Consumer Products reviews its facilities at least annually for full compliance, and appropriate remediation procedures are taken if necessary.

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

Over the years, Reynolds Consumer Products has focused on developing innovative products that address consumers' unmet needs, as well as developing products that replace or upgrade existing items. Reynolds Consumer Products has a strong history of adding innovative features to its products, such as the slider closure on food storage bags, the “gripper” feature on trash bags, an unscented odor block feature to trash bags and the non-stick coating added to the foil in its Reynolds Wrap non-stick product line.

Research and development costs were $33 million, $29 million and $27 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Employees

As of December 31, 2019, Reynolds Consumer Products employed approximately 5,200 people located primarily in its U.S. and Canada manufacturing facilities. Approximately 18% of Reynolds Consumer Products' employees are covered by collective labor agreements. Reynolds Consumer Products has not experienced any significant union-related work stoppages over the last 13 years. We believe Reynolds Consumer Products' relationships with its employees and labor unions are satisfactory.

Regulatory

As many of Reynolds Consumer Products' products are used in food packaging, Reynolds Consumer Products' business is subject to regulations governing products that may contact food in virtually every country where it has operations. Future regulatory and legislative change can affect the economics of Reynolds Consumer Products' business activities, lead to changes in operating practices, affect its customers and influence the demand for and the cost of providing products and services to its customers. Reynolds Consumer Products has implemented compliance programs and procedures designed to achieve compliance with applicable laws and regulations, and believes these programs and procedures are generally effective. However, because of the complexity of these laws and regulations and the multinational scope of Reynolds Consumer Products' business, compliance cannot be guaranteed.

Reynolds Consumer Products is subject to various national, state, local, foreign and international environmental, health and safety laws, regulations and permits. Among other things, these requirements regulate the emission or discharge of materials into the environment, govern the use, storage, treatment, disposal and management of hazardous substances and wastes, protect the health and safety of Reynolds Consumer Products' employees, regulate the materials used in and the recycling of products and impose liability, which can be strict, joint and several, for the costs of investigating and remediating, and damages resulting from, present and past releases of hazardous substances related to Reynolds Consumer Products' current and former sites, as well as at third party sites where Reynolds Consumer Products or its predecessors have sent hazardous waste for disposal. Many of Reynolds Consumer Products' manufacturing facilities require environmental permits, such as those limiting air emissions. Compliance with these permits can require capital investment and, in some cases, could limit production.

In addition, a number of governmental authorities, both in the United States and abroad, have considered, and are expected to consider, legislation aimed at reducing the amount of plastic waste. Programs have included banning certain types of products, mandating certain rates of recycling and/or the use of recycled materials, imposing deposits or taxes on plastic bags and packaging material and requiring retailers or manufacturers to take back packaging used for their products.

Moreover, as environmental issues, such as climate change, have become more prevalent, governments have responded, and are expected to continue to respond, with increased legislation and regulation, which could negatively affect Reynolds Consumer Products. For example, the United States Congress has in the past considered legislation to reduce emissions of greenhouse gases. In addition, the EPA is regulating certain greenhouse gas emissions under existing laws such as the Clean Air Act. A number of state and local governments in the United States have also announced their intentions to implement their own programs to reduce greenhouses gases. These initiatives may cause Reynolds Consumer Products to incur additional direct costs in complying with any new environmental legislation or regulations, such as costs to upgrade or replace equipment, as well as increased indirect costs that could get passed through to Reynolds Consumer Products resulting from its suppliers and customers also incurring additional compliance costs.

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

The following diagram sets forth a summary of our corporate structure and certain financing arrangements as of the date of this filing.

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

Key Factors Influencing Our Financial Condition and Results of Operations

Substantial Leverage

The four reportable segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of December 31, 2019, our total indebtedness of $10,685 million ($11,076 million as of December 31, 2018) was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $10,640 million, consisting of total indebtedness net of unamortized transaction costs, original issue discounts and embedded derivatives. As of the date of this filing, our total outstanding indebtedness was $7,505 million. For more information regarding our external borrowings and debt repayments subsequent to December 31, 2019, refer to notes 16 and 26, respectively, of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

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

The cost of our raw materials can also be affected by tariffs, trade sanctions and similar matters that affect international commerce. For instance, the U.S. government has announced tariffs on various materials, including certain types of resins. In response to these actions, other governments have proposed or imposed tariffs on U.S. goods. The impact of these actions, and possible future actions, on our business remains uncertain. At this time, we do not believe that these matters as they currently exist will have a material adverse effect on our business, financial condition or results of operations, but this has been a rapidly changing area and the full effect of these actions may not be known for some time.

Historical index prices of resin, aluminum and paperboard from December 31, 2017 through December 31, 2019 are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

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

Effect of Currency Fluctuations

We operate in multiple countries and transact business in a range of currencies. Reynolds Consumer Products, Pactiv Foodservice and Evergreen, which predominantly operate in the United States, are less affected by currency fluctuations than Graham Packaging. In addition to the U.S. dollar, the currencies in which our transactions are primarily denominated are the euro, Mexican peso, New Zealand dollar and Canadian dollar, and to a lesser extent the Brazilian real, Chinese yuan renminbi, Korean won, Polish zloty and Taiwanese dollar. Exchange rate fluctuations can therefore either increase or decrease revenue and expense items when reported in U.S. dollars. For most financial periods, the impact on revenue due to fluctuations in exchange rates has been partially offset by the impact on expenses, as most of our business units incur revenue and expenses in their respective local currencies, creating a natural hedge to currency fluctuations. From time to time we enter into hedging agreements for some of our foreign currency transactions to minimize the impact of foreign currency pricing changes.

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

On December 20, 2019, the RGHL Group completed the sale of its North American and Japanese closures businesses. These operations represent substantially all of our former Closures segment. The RGHL Group received preliminary net proceeds of $611 million. These proceeds are subject to further adjustment associated with differences between estimated and final amounts as of completion, in respect of balances such as cash, indebtedness and working capital, each as defined in the sale agreement. The results of the North American and Japanese closures businesses have been presented as discontinued operations for all periods presented.

The following discussion includes the results of Reynolds Consumer Products, which was distributed to its shareholder on February 4, 2020. The operations of Reynolds Consumer Products will be presented as discontinued operations in the RGHL Group's interim unaudited condensed consolidated financial statements for the three month period ending March 31, 2020.

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2019	% of revenue	2018(2)	% of revenue	Change	% change
Revenue	9,716	100%	10,059	100%	(343)	(3)%
Cost of sales	(7,735)	(80)%	(8,086)	(80)%	351	4%
Gross profit	1,981	20%	1,973	20%	8	—%
Selling, marketing and distribution expenses/General and administration expenses	(1,028)	(11)%	(899)	(9)%	(129)	(14)%
Net other income (expenses)	(130)	(1)%	(277)	(3)%	147	53%
Profit from operating activities	823	8%	797	8%	26	3%
Financial income	145	1%	41	—%	104	NM
Financial expenses	(651)	(7)%	(865)	(9)%	214	25%
Net financial income (expenses)	(506)	(5)%	(824)	(8)%	318	39%
Profit (loss) from continuing operations before income tax	317	3%	(27)	—%	344	NM
Income tax (expense) benefit	(134)	(1)%	(2)	—%	(132)	NM
Profit (loss) from continuing operations	183	2%	(29)	—%	212	NM
Profit (loss) from discontinued operations, net of income tax	(77)	NM	24	NM	(101)	NM
Profit (loss) for the year	106	NM	(5)	NM	111	NM
Depreciation and amortization from continuing operations	698	7%	615	6%	83	13%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,825	19%	1,771	18%	54	3%
RGHL Group Adjusted EBITDA from discontinued operations	105	NM	101	NM	4	4%
Total Adjusted EBITDA	1,930	NM	1,872	NM	58	3%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to this financial measure.

(2)
The information presented has been revised to reflect the North American and Japanese closures businesses as discontinued operations. Refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue decreased by $343 million, or 3%. The decrease was primarily due to lower sales volume, the impact of business divestitures, an unfavorable foreign currency impact and lower pricing primarily due to lower costs passed through to customers.

Cost of Sales. Cost of sales decreased by $351 million, or 4%. The decrease was primarily due to lower raw material costs, lower sales volume, the impact of business divestitures and a favorable foreign currency impact, partially offset by higher manufacturing costs. The adoption of the new lease accounting standard, IFRS 16 “Leases,” resulted in a portion of operating lease expense now being classified as depreciation expense (refer to note 3.7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report).

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $129 million, or 14%. The increase was primarily due to higher employee-related costs of $64 million and higher strategic review costs of $40 million. The strategic review costs have been included in the RGHL Group’s Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $147 million to $130 million. The decrease was primarily due to lower asset impairment charges of $139 million, mainly due to a goodwill impairment charge of $206 million at Graham Packaging in the prior year compared to impairment charges of $67 million in the current year at the remaining closures operations. In addition, the decrease was due to a favorable change of $35 million in unrealized gains and losses on derivatives. These decreases were partially offset by an unfavorable change of $38 million in gains and losses on sale of businesses and non-current assets. These items have been included in the RGHL Group’s Adjusted EBITDA calculation. For more information regarding impairment charges, refer to note 14 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Net Financial Income (Expenses). Net financial expenses decreased by $318 million to $506 million. The decrease was primarily due to a favorable change of $361 million in the fair value of derivatives, partially offset by a $31 million increase in interest expense, substantially due to the new lease accounting standard, and a $24 million unfavorable foreign currency impact.

Income Tax. We recognized income tax expense of $134 million on profit before income tax of $317 million (an effective tax rate of 42%) compared to income tax expense of $2 million on a loss before income tax of $27 million (an effective tax rate of (7)%) for the prior year. Factors that have contributed to the effective tax rate include the mix of book income and losses taxed at varying rates among the jurisdictions and the inability to realize tax benefits for certain temporary differences and tax losses and other non-deductible expenses, partially offset by the tax benefit in 2019 for refunds associated with foreign tax credits. For further information, including a reconciliation of income tax expense, refer to note 10 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Profit (Loss) from Discontinued Operations, Net of Income Tax. Profit (loss) from discontinued operations, net of income tax, which represents the results of the North American and Japanese closures businesses, changed by $101 million, resulting in loss from discontinued operations of $77 million. The change was primarily due to an $85 million loss on sale, a $33 million goodwill impairment charge and lower pricing primarily due to lower costs passed through to customers, partially offset by lower raw material costs. For more information regarding discontinued operations, refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report.

Depreciation and Amortization. Depreciation and amortization increased by $83 million. The increase was primarily due to the impact of the new lease accounting standard.

Impact of IFRS 16. The adoption of the new lease accounting standard, IFRS 16, has resulted in a portion of operating lease expense being classified as depreciation and interest expense. Under the transition method chosen by the RGHL Group, the comparative information has not been restated. For further information, refer to note 3.7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report. The following table sets out the benefit to Adjusted EBITDA by segment for the year ended December 31, 2019:

(In $ million)	For the year ended December 31, 2019
Reynolds Consumer Products	13
Pactiv Foodservice	39
Graham Packaging	32
Evergreen	9
Other/Unallocated	4
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA from continuing operations	97
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA from discontinued operations	6
Total impact of IFRS 16 on RGHL Group Adjusted EBITDA	103

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2019	2018(2)
Profit from operating activities	823	797
Depreciation and amortization from continuing operations	698	615
RGHL Group EBITDA(1) from continuing operations	1,521	1,412
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	101	240
(Gain) loss on sale or disposal of businesses and non-current assets	30	(8)
Non-cash pension expense	58	56
Operational process engineering-related consultancy costs	29	14
Related party management fee	27	27
Restructuring costs, net of reversals	21	14
Strategic review costs	40	—
Unrealized (gain) loss on derivatives	(13)	22
Other	11	(6)
RGHL Group Adjusted EBITDA(1) from continuing operations	1,825	1,771

Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	677	652
Pactiv Foodservice	619	569
Graham Packaging	370	349
Evergreen	201	230
Other/Unallocated	(42)	(29)
RGHL Group Adjusted EBITDA from continuing operations	1,825	1,771
RGHL Group Adjusted EBITDA from discontinued operations	105	101
Total Adjusted EBITDA	1,930	1,872

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
The information presented has been revised to reflect the North American and Japanese closures businesses as discontinued operations and to include the remaining closures businesses in Other/Unallocated. Refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

Reynolds Consumer Products Segment

	For the year ended December 31,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	2,881	95%	2,980	95%	(99)	(3)%
Inter-segment revenue	151	5%	164	5%	(13)	(8)%
Total segment revenue	3,032	100%	3,144	100%	(112)	(4)%
Cost of sales	(2,165)	(71)%	(2,295)	(73)%	130	6%
Gross profit	867	29%	849	27%	18	2%
Selling, marketing and distribution expenses/ General and administration expenses	(326)	(11)%	(277)	(9)%	(49)	(18)%
Net other income (expenses)	11	—%	(12)	—%	23	NM
Profit from operating activities	552	18%	560	18%	(8)	(1)%
Reynolds Consumer Products segment Adjusted EBITDA	677	22%	652	21%	25	4%

Revenue. Total segment revenue decreased by $112 million, or 4%. The decrease was primarily due to lower sales volume.

Cost of Sales. Cost of sales decreased by $130 million, or 6%. The decrease was primarily due to lower sales volume and lower raw material costs.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $49 million, or 18%. The increase was primarily due to higher strategic review costs and higher employee-related costs. The strategic review costs have been included in the segment's Adjusted EBITDA calculation.

Net Other. Net other changed by $23 million, resulting in net other income of $11 million. The change was primarily due to a favorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the Reynolds Consumer Products segment is as follows:

	For the year ended December 31,
(In $ million)	2019	2018
Profit from operating activities	552	560
Depreciation and amortization	99	83
EBITDA	651	643
Included in Reynolds Consumer Products segment EBITDA:
Strategic review costs	33	—
Unrealized (gain) loss on derivatives	(9)	14
Other	2	(5)
Reynolds Consumer Products segment Adjusted EBITDA	677	652

Pactiv Foodservice Segment

	For the year ended December 31,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	3,275	88%	3,267	86%	8	—%
Inter-segment revenue	442	12%	511	14%	(69)	(14)%
Total segment revenue	3,717	100%	3,778	100%	(61)	(2)%
Cost of sales	(3,078)	(83)%	(3,172)	(84)%	94	3%
Gross profit	639	17%	606	16%	33	5%
Selling, marketing and distribution expenses/ General and administration expenses	(297)	(8)%	(257)	(7)%	(40)	(16)%
Net other income (expenses)	(19)	(1)%	(36)	(1)%	17	47%
Profit from operating activities	323	9%	313	8%	10	3%
Pactiv Foodservice segment Adjusted EBITDA	619	17%	569	15%	50	9%

Revenue. Total segment revenue decreased by $61 million, or 2%. The decrease was primarily due to lower inter-segment revenue, the impact of business divestitures and lower pricing primarily due to lower costs passed through to customers, partially offset by higher external sales volume.

Cost of Sales. Cost of sales decreased by $94 million, or 3%. The decrease was primarily due to lower raw material costs, lower inter-segment sales volume and the impact of business divestitures. These decreases were partially offset by higher sales volume to external customers, as well as higher manufacturing and logistics costs. For the years ended December 31, 2019 and 2018, raw material costs accounted for 56% and 58% of Pactiv Foodservice's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $40 million, or 16%. The increase was primarily due to an increase of $19 million in employee-related costs, as well as higher operational process engineering-related consultancy costs, which has been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses decreased by $17 million to $19 million. The decrease was primarily due to a favorable change in unrealized gains and losses on derivatives, decreased asset impairment charges and decreased losses on disposal of businesses and non-current assets. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2019	2018
Profit from operating activities	323	313
Depreciation and amortization	247	204
EBITDA	570	517
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	2	7
(Gain) loss on sale or disposal of businesses and non-current assets	20	23
Operational process engineering-related consultancy costs	26	14
Unrealized (gain) loss on derivatives	(4)	6
Other	5	2
Pactiv Foodservice segment Adjusted EBITDA	619	569

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	1,924	100%	2,087	100%	(163)	(8)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,924	100%	2,087	100%	(163)	(8)%
Cost of sales	(1,665)	(87)%	(1,822)	(87)%	157	9%
Gross profit	259	13%	265	13%	(6)	(2)%
Selling, marketing and distribution expenses/General and administration expenses	(183)	(10)%	(176)	(8)%	(7)	(4)%
Net other income (expenses)	(31)	(2)%	(228)	(11)%	197	86%
Profit (loss) from operating activities	45	2%	(139)	(7)%	184	NM
Graham Packaging segment Adjusted EBITDA	370	19%	349	17%	21	6%

Revenue. Total segment revenue decreased by $163 million, or 8%. The decrease was primarily due to lower sales volume, lower pricing primarily due to lower costs passed through to customers, an unfavorable foreign currency impact and the impact of business divestitures.

Cost of Sales. Cost of sales decreased by $157 million, or 9%. The decrease was primarily due to lower raw material costs, lower sales volume, the impact of business divestitures, lower logistics costs and a favorable foreign currency impact, partially offset by higher restructuring costs. For the years ended December 31, 2019 and 2018, raw material costs accounted for 50% and 52% of Graham Packaging's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $7 million, or 4%. The increase was primarily due to higher employee-related costs.

Net Other. Net other expenses decreased by $197 million to $31 million. The decrease was primarily due to lower asset impairment charges, driven by a $206 million goodwill impairment charge recognized in the prior year. This item has been included in the segment’s Adjusted EBITDA calculation. For more information regarding the prior year goodwill impairment charge, refer to note 14 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2019	2018
Profit (loss) from operating activities	45	(139)
Depreciation and amortization	270	253
EBITDA	315	114
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	33	229
Restructuring costs, net of reversals	17	7
Other	5	(1)
Graham Packaging segment Adjusted EBITDA	370	349

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2019	% of segment revenue	2018	% of segment revenue	Change	% change
External revenue	1,483	92%	1,504	94%	(21)	(1)%
Inter-segment revenue	123	8%	99	6%	24	24%
Total segment revenue	1,606	100%	1,603	100%	3	—%
Cost of sales	(1,402)	(87)%	(1,370)	(85)%	(32)	(2)%
Gross profit	204	13%	233	15%	(29)	(12)%
Selling, marketing and distribution expenses/ General and administration expenses	(85)	(5)%	(68)	(4)%	(17)	(25)%
Net other income (expenses)	5	—%	3	—%	2	67%
Profit from operating activities	124	8%	168	10%	(44)	(26)%
Evergreen segment Adjusted EBITDA	201	13%	230	14%	(29)	(13)%

Revenue. Total segment revenue increased by $3 million. The increase was primarily due to higher pricing, partially offset by lower sales volume.

Cost of Sales. Cost of sales increased by $32 million, or 2%. The increase was primarily due to higher manufacturing costs and higher raw material costs, partially offset by lower sales volume. For the years ended December 31, 2019 and 2018, raw material costs accounted for 40% and 41% of Evergreen's cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $17 million, or 25%. The increase was primarily due to higher employee-related costs.

Net Other. Net other income increased by $2 million to $5 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2019	2018
Profit from operating activities	124	168
Depreciation and amortization	71	63
EBITDA	195	231
Included in Evergreen segment EBITDA:
Other	6	(1)
Evergreen segment Adjusted EBITDA	201	230

Other/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2019	2018(1)	Change	% change
External revenue	153	221	(68)	(31)%
Inter-segment revenue/eliminations	(716)	(774)	58	7%
Total revenue	(563)	(553)	(10)	(2)%
Cost of sales	575	573	2	—%
Gross profit	12	20	(8)	(40)%
Selling, marketing and distribution expenses/General and administration expenses	(137)	(121)	(16)	(13)%
Net other income (expenses)	(96)	(4)	(92)	NM
Loss from operating activities	(221)	(105)	(116)	NM
Other/Unallocated Adjusted EBITDA	(42)	(29)	(13)	(45)%

(1)
The information presented has been revised to include the results of our remaining closures businesses in EMEA and South America. Refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. External revenue decreased by $68 million, or 31%. The decrease was primarily due to the impact of business divestitures and lower sales volume.

Cost of Sales. Cost of sales decreased by $2 million. The decrease was primarily due to the impact of business divestitures and lower sales volume.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $16 million, or 13%. The increase included higher strategic review costs. This item has been included in the Adjusted EBITDA calculation.

Net Other. Net other expenses increased by $92 million to $96 million. The increase was primarily due to an increase of $62 million in asset impairment charges related to the remaining closures businesses, primarily as a result of dis-synergies associated with the sale of the North American and Japanese closures businesses, and a $41 million unfavorable change in gains and losses on sale of businesses and non-current assets. These items have been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Other/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2019	2018(1)
Loss from operating activities	(221)	(105)
Depreciation and amortization	11	12
EBITDA	(210)	(93)
Included in Other/Unallocated EBITDA:
Asset impairment charges, net of reversals	66	4
(Gain) loss on sale or disposal of businesses and non-current assets	10	(31)
Non-cash pension expense, net of settlement gain	58	56
Related party management fee	27	27
Strategic review costs	7	—
Other	—	8
Other/Unallocated Adjusted EBITDA	(42)	(29)

(1)
The information presented has been revised to include the results of our remaining closures businesses in EMEA and South America. Refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

RGHL Group

	For the year ended December 31,
(In $ million, except for %)	2018(2)	% of revenue	2017(2)	% of revenue	Change	% change
Revenue	10,059	100%	9,945	100%	114	1%
Cost of sales	(8,086)	(80)%	(7,740)	(78)%	(346)	(4)%
Gross profit	1,973	20%	2,205	22%	(232)	(11)%
Selling, marketing and distribution expenses/General and administration expenses	(899)	(9)%	(954)	(10)%	55	6%
Net other income (expenses)	(277)	(3)%	(75)	(1)%	(202)	NM
Profit from operating activities	797	8%	1,176	12%	(379)	(32)%
Financial income	41	—%	49	—%	(8)	(16)%
Financial expenses	(865)	(9)%	(739)	(7)%	(126)	(17)%
Net financial income (expenses)	(824)	(8)%	(690)	(7)%	(134)	(19)%
Profit (loss) from continuing operations before income tax	(27)	—%	486	5%	(513)	NM
Income tax (expense) benefit	(2)	—%	(65)	(1)%	63	97%
Profit (loss) from continuing operations	(29)	—%	421	4%	(450)	NM
Profit (loss) from discontinued operations, net of income tax	24	NM	18	NM	6	33%
Profit (loss) for the year	(5)	NM	439	NM	(444)	NM
Depreciation and amortization from continuing operations	615	6%	628	6%	(13)	(2)%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,771	18%	1,981	20%	(210)	(11)%
RGHL Group Adjusted EBITDA from discontinued operations	101	NM	97	NM	4	4%
Total Adjusted EBITDA	1,872	NM	2,078	NM	(206)	(10)%

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to this financial measure.

(2)
The information presented has been revised to reflect the North American and Japanese closures businesses as discontinued operations. Refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. Revenue increased by $114 million, or 1%. The increase was primarily due to higher pricing, largely as a result of the pass-through of higher raw material costs to customers, partially offset by the impact of business divestitures and lower sales volume.

Cost of Sales. Cost of sales increased by $346 million, or 4%. The increase was primarily due to higher raw material, manufacturing and logistics costs. These increases were partially offset by the impact of business divestitures.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $55 million, or 6%. The decrease was primarily due to lower employee-related costs and lower depreciation and amortization expenses.

Net Other. Net other expenses increased by $202 million to $277 million. The increase was primarily due to an increase in asset impairment charges of $196 million, primarily due to a goodwill impairment charge of $206 million at Graham Packaging, as well as an unfavorable change of $23 million in unrealized gains and losses on derivatives, partially offset by a favorable change of $18 million in gains and losses on sale of businesses. For more information regarding the goodwill impairment charge, refer to note 14 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Net Financial Income (Expenses). Net financial expenses increased by $134 million to $824 million. The increase was primarily due to an unfavorable change of $274 million in the fair value of embedded derivatives, partially offset by a $64 million decrease in losses on extinguishment of debt, a $55 million favorable foreign currency impact and a $17 million decrease in interest expense. For more information regarding financial income (expenses) and borrowings, refer to notes 9 and 16, respectively, of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Income Tax. We recognized income tax expense of $2 million on a loss before income tax of $27 million (an effective tax rate of (7)%) compared to income tax expense of $65 million on profit before income tax of $486 million (an effective tax rate of 13%) for the prior year. The effective tax rate in the current year is primarily the result of the non-deductible portion of the goodwill impairment expense. Other factors that have contributed to the effective tax rate include: (i) the impact of U.S. tax legislative changes enacted in late 2017, (ii) the mix of book income and losses taxed at varying rates among the jurisdictions, (iii) the inability to realize tax benefit for certain losses and temporary differences and (iv) changes in uncertain tax positions. The 2017 effective tax rate also reflects the establishment of a $35 million deferred tax asset for unused tax losses previously unrecognized. For further information, including a reconciliation of income tax expense, refer to note 10 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

Profit (Loss) from Discontinued Operations, Net of Income Tax. Profit from discontinued operations, net of income tax, which represents the results of the North American and Japanese closures businesses, increased by $6 million to $24 million. For more information regarding discontinued operations, refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report.

Depreciation and Amortization. Depreciation and amortization decreased by $13 million. The decrease includes the impact of business divestitures.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the year ended December 31,
(In $ million)	2018(2)	2017(2)
Profit from operating activities	797	1,176
Depreciation and amortization from continuing operations	615	628
RGHL Group EBITDA(1) from continuing operations	1,412	1,804
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	240	44
(Gain) loss on sale or disposal of businesses and non-current assets	(8)	10
Non-cash pension expense	56	58
Operational process engineering-related consultancy costs	14	15
Related party management fee	27	29
Restructuring costs, net of reversals	14	21
Unrealized (gain) loss on derivatives	22	(1)
Other	(6)	1
RGHL Group Adjusted EBITDA(1) from continuing operations	1,771	1,981

Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	652	660
Pactiv Foodservice	569	677
Graham Packaging	349	397
Evergreen	230	258
Other/Unallocated	(29)	(11)
RGHL Group Adjusted EBITDA from continuing operations	1,771	1,981
RGHL Group Adjusted EBITDA from discontinued operations	101	97
Total Adjusted EBITDA	1,872	2,078

(1)	Refer to page 3 under the heading "Non-GAAP Financial Measures" for additional information related to these financial measures.

(2)
The information presented has been revised to reflect the North American and Japanese closures businesses as discontinued operations and to include the remaining closures businesses in Other/Unallocated. Refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the Reynolds Consumer Products segment is as follows:

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Profit from operating activities	313	402
Depreciation and amortization	204	205
EBITDA	517	607
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	7	36
(Gain) loss on sale or disposal of businesses and non-current assets	23	11
Operational process engineering-related consultancy costs	14	12
Restructuring costs, net of reversals	2	8
Unrealized (gain) loss on derivatives	6	2
Other	—	1
Pactiv Foodservice segment Adjusted EBITDA	569	677

Graham Packaging Segment

	For the year ended December 31,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	2,087	100%	2,147	100%	(60)	(3)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	2,087	100%	2,147	100%	(60)	(3)%
Cost of sales	(1,822)	(87)%	(1,824)	(85)%	2	—%
Gross profit	265	13%	323	15%	(58)	(18)%
Selling, marketing and distribution expenses/General and administration expenses	(176)	(8)%	(188)	(9)%	12	6%
Net other income (expenses)	(228)	(11)%	—	—%	(228)	NM
Profit (loss) from operating activities	(139)	(7)%	135	6%	(274)	NM
Graham Packaging segment Adjusted EBITDA	349	17%	397	18%	(48)	(12)%

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

Net Other. Net other expenses increased by $228 million. The increase was primarily due to higher asset impairment charges, including a $206 million goodwill impairment charge recognized in the current year, and a decrease in the net gain on the disposal of businesses and assets. These items have been included in the segment’s Adjusted EBITDA calculation. For more information regarding the goodwill impairment charge, refer to note 14 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Profit (loss) from operating activities	(139)	135
Depreciation and amortization	253	257
EBITDA	114	392
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	229	7
(Gain) loss on sale or disposal of businesses and non-current assets	—	(6)
Restructuring costs, net of reversals	7	4
Other	(1)	—
Graham Packaging segment Adjusted EBITDA	349	397

Evergreen Segment

	For the year ended December 31,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	1,504	94%	1,448	93%	56	4%
Inter-segment revenue	99	6%	114	7%	(15)	(13)%
Total segment revenue	1,603	100%	1,562	100%	41	3%
Cost of sales	(1,370)	(85)%	(1,286)	(82)%	(84)	(7)%
Gross profit	233	15%	276	18%	(43)	(16)%
Selling, marketing and distribution expenses/ General and administration expenses	(68)	(4)%	(82)	(5)%	14	17%
Net other income (expenses)	3	—%	3	—%	—	—%
Profit from operating activities	168	10%	197	13%	(29)	(15)%
Evergreen segment Adjusted EBITDA	230	14%	258	17%	(28)	(11)%

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

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the year ended December 31,
(In $ million)	2018	2017
Profit from operating activities	168	197
Depreciation and amortization	63	59
EBITDA	231	256
Included in Evergreen segment EBITDA:
Other	(1)	2
Evergreen segment Adjusted EBITDA	230	258

Other/Unallocated

	For the year ended December 31,
(In $ million, except for %)	2018(1)	2017(1)	Change	% change
External revenue	221	306	(85)	(28)%
Inter-segment revenue/eliminations	(774)	(758)	(16)	(2)%
Total revenue	(553)	(452)	(101)	(22)%
Cost of sales	573	484	89	18%
Gross profit	20	32	(12)	(38)%
Selling, marketing and distribution expenses/General and administration expenses	(121)	(129)	8	6%
Net other income (expenses)	(4)	(31)	27	87%
Loss from operating activities	(105)	(128)	23	18%
Other/Unallocated Adjusted EBITDA	(29)	(11)	(18)	NM

(1)
The information presented has been revised to include the results of our remaining closures businesses in EMEA and South America. Refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

Revenue. External revenue decreased by $85 million, or 28%. The decrease was primarily due to the impact of business divestitures.

Cost of Sales. Cost of sales decreased by $89 million, or 18%. The decrease was primarily due to the impact of business divestitures.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $8 million, or 6%.

Net Other. Net other expenses decreased by $27 million to $4 million. The decrease was primarily due to a favorable change in gains and losses on sale of businesses and non-current assets. This item has been included in the Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Other/Unallocated is as follows:

	For the year ended December 31,
(In $ million)	2018(1)	2017(1)
Loss from operating activities	(105)	(128)
Depreciation and amortization	12	21
EBITDA	(93)	(107)
Included in Other/Unallocated EBITDA:
Asset impairment charges, net of reversals	4	1
(Gain) loss on sale or disposal of businesses and non-current assets	(31)	5
Non-cash pension expense	56	58
Related party management fee	27	29
Restructuring costs, net of reversals	5	2
Other	3	1
Other/Unallocated Adjusted EBITDA	(29)	(11)

(1)
The information presented has been revised to include the results of our remaining closures businesses in EMEA and South America. Refer to notes 2.6 and 7 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for additional information.

Liquidity and Capital Resources

Historical Cash Flows

The following table discloses the RGHL Group's cash flows for the years presented:

	For the year ended December 31,
(In $ million)	2019	2018	2017
Net cash flows from (used in) operating activities	957	950	840
Net cash flows from (used in) investing activities	13	(440)	(359)
Net cash flows from (used in) financing activities	(462)	(357)	(785)
Net increase (decrease) in cash and cash equivalents	508	153	(304)

Cash Flows from (used in) Operating Activities

Cash provided by operations was $957 million in 2019 compared to $950 million for the year ended December 31, 2018, an increase in cash inflows of $7 million. The increase was driven by an $80 million reclassification of principal lease payments to financing cash flows in the current year as a result of the new lease accounting standard and a decrease of $45 million in cash tax payments, net of refunds. These were partially offset by unfavorable changes in working capital.

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

Cash Flows from (used in) Investing Activities

Cash provided by investing activities was $13 million in 2019 compared to cash used in investing activities of $440 million in the prior year, a change of $453 million. The current year includes an increase of $479 million in net cash proceeds from business divestitures, partially offset by an increase of $39 million in capital expenditures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash used in investing activities was $440 million in 2018 compared to cash used in investing activities of $359 million in 2017, a change of $81 million. The year ended December 31, 2018 included an increase of $175 million in capital expenditures, partially offset by an increase of $74 million in net cash proceeds from business divestitures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities

The net cash outflow during each respective year is summarized as follows:

	For the year ended December 31,
(In $ million)	2019	2018	2017
Drawdown of borrowings	—	—	452
Repayment of borrowings	(381)	(352)	(1,221)
Repayment of lease liabilities	(80)	—	—
Payment of debt transaction costs	—	—	(10)
Other	(1)	(5)	(6)
Net cash outflow	(462)	(357)	(785)

Refer to note 16 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures increased by $39 million, or 7%, to $624 million in the current year. The increase reflects higher investments made in the current year. Capital expenditures incurred in the current year include $42 million related to discontinued operations.

Capital expenditures increased by $175 million, or 43%, in 2018 compared to 2017. The increase reflects higher investments made in 2018.

We expect to incur approximately $525 million in capital expenditures during 2020 (excluding acquisitions), largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Capital Resources

We have substantial debt and debt service obligations. As of December 31, 2019, the total principal amount outstanding of our borrowings was $10,685 million. As of the date of this filing, after giving effect to the debt repayments in 2020 described below in "— Sources of Liquidity", our total outstanding indebtedness was $7,505 million.

We have pledged assets that secure the Reynolds Senior Secured Notes and the Credit Agreement. The collateral consists of substantially all the assets of the issuers, the borrowers and the guarantors.

As of December 31, 2019, the Credit Agreement included a revolving facility of $302 million, which was utilized in the amount of $55 million in the form of bank guarantees and letters of credit.

Certain members of the RGHL Group are parties to the Securitization Facility pursuant to which the RGHL Group can borrow up to $600 million, which was reduced to $450 million in January 2020. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables of certain members of the RGHL Group. As of December 31, 2019, the RGHL Group had drawn $420 million under the Securitization Facility.

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

Sources of Liquidity

Our sources of liquidity for the future are expected to be our existing cash resources and cash flows from operations. In addition, we may utilize borrowing capacity available under the revolving credit facility of our Credit Agreement, borrowings under the Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents and availability under our Securitization Facility, as of December 31, 2019, we had $247 million available for drawing under our revolving credit facility. Our revolving credit facility matures in August 2021. Our Securitization Facility matures in March 2022.

Our ability to borrow under our revolving credit facility, the Securitization Facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

On November 15, 2019, the RGHL Group repaid $345 million of remaining outstanding aggregate principal amount of 6.875% Senior Secured Notes due 2021 at a redemption price of 100.000% plus accrued and unpaid interest.

Our 2020 annual cash interest obligations on our Credit Agreement, the Reynolds Notes, the Securitization Facility, the Pactiv Notes and our other indebtedness are expected to be approximately $440 million, which includes $55 million of interest payments on the 5.750% notes that were repaid in February 2020, assuming interest on our floating rate debt not covered by interest rate swaps continues to accrue at the current interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations, which we believe will be adequate to meet our obligations for the next year. Refer to note 16 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and, (i) under the indenture governing the Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio and (ii) under the indenture governing the Reynolds Senior Notes, liens securing secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio.

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

In January 2020, we completed the process to offer to certain lenders the net proceeds from the sale of our North American and Japanese closures businesses. As a result of this process, in January 2020, we repaid an aggregate of $38 million of borrowings, at face value plus accrued and unpaid interest. This repayment was comprised of: (i) $18 million of borrowings under the Credit Agreement; (ii) $18 million aggregate principal amount of 5.750% Senior Secured Notes due 2020; (iii) $1 million aggregate principal amount of Floating Rate Senior Secured Notes due 2021; and (iv) $1 million aggregate principal amount of 5.125% Senior Secured Notes due 2023.

Prior to the distribution of the Reynolds Consumer Products segment, all the legal entities within Reynolds Consumer Products were designated as “Unrestricted Subsidiaries” under the Credit Agreement and the indentures governing the Reynolds Notes. As a consequence, on February 4, 2020, the relevant legal entities within Reynolds Consumer Products were released as borrowers under the Credit Agreement and released as guarantors of the Credit Agreement and the Reynolds Notes. In connection with such releases, the security granted by such entities was also released. Prior to the distribution, Reynolds Consumer Products also ceased to participate in the Securitization Facility, and consequently in January 2020 the size of this facility was reduced from $600 million to $450 million. In anticipation of Reynolds Consumer Products ceasing to participate in this facility, the outstanding borrowings were reduced by $23 million from $420 million to $397 million.

Immediately prior to its distribution and the IPO, Reynolds Consumer Products incurred $2,475 million of term loan borrowings under its new post-IPO credit facilities and $1,168 million of borrowings under an IPO settlement facility. Reynolds Consumer Products repaid the IPO settlement facility with the net proceeds from the IPO on February 4, 2020. We have not provided any guarantees or security in relation to Reynolds Consumer Products’ external borrowings. The cash proceeds from these new credit facilities, net of transaction costs and original issue discount, along with cash on-hand, were used to settle various intercompany balances between Reynolds Consumer Products and us. We contributed the remaining intercompany balance owing by Reynolds Consumer Products as additional paid-in capital without the issuance of shares.

On February 4, 2020, we repaid in full all of the remaining $3.1 billion aggregate principal amount outstanding of our 5.750% Senior Secured Notes due 2020 at face value plus accrued and unpaid interest.

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

Embedded Derivatives

We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of December 31, 2019, our non-current derivative asset associated with embedded derivatives was $149 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.

Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2019:

	Payments, due by period, as of December 31, 2019
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	839	839	—	—	—
Financial liabilities(1)	12,131	4,047	1,513	6,031	540
Lease liabilities(2)	453	105	168	102	78
Unconditional capital expenditure obligations	185	185	—	—	—
Total contractual obligations	13,608	5,176	1,681	6,133	618

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances not covered by interest rate swaps have been assumed to be the same as the rates in effect as of December 31, 2019.

(2)	Total repayments of lease liabilities exclude short-term and low-value leases which were not significant in the aggregate.

As of December 31, 2019, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $815 million. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above. We expect to make a $121 million contribution to the Reynolds Group Pension Plan in 2020. Expected contributions during the year ending December 31, 2020 for all other defined benefit plans are estimated to be up to $5 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were made in 2018 or 2019 or will be due in 2020 for the year ended December 31, 2019.

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

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2019, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.

Off-Balance Sheet Arrangements

Other than short-term and low-value leases entered into in the normal course of business, we have no material off-balance sheet obligations.

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

Interest Rate Risk

We had significant debt commitments outstanding as of December 31, 2019. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our Securitization Facility. As of December 31, 2019, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of December 31, 2019, the Credit Agreement included interest rate floors of 0.0% per annum on the revolving loan and the U.S. and European term loans. As of December 31, 2019, the Securitization Facility accrued interest at a floating rate with a 0.0% floor.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2019, the applicable three-month Dollar LIBO Rate was 2.00%. In July 2016, the RGHL Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR, and as of December 31, 2019 the applicable rates were 1.80% and (0.44)%, respectively. Based on our outstanding debt commitments as of December 31, 2019, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $32 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $32 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

The underlying rate for our Securitization Facility is the one-month LIBOR. As of December 31, 2019 the applicable one-month LIBOR was 1.76%. Based on our outstanding debt commitments under our Securitization Facility as of December 31, 2019, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

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

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. We had no outstanding foreign currency derivative contracts as of December 31, 2019.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin, natural gas, electricity, aluminum and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin (and its components), aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass on these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of December 31, 2019.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
High density polyethylene swaps	pound	8,250,000	$0.79 - $0.79	Jan 2020 - Nov 2020
Aluminum swaps	metric tonne	111	$1,953.50 - $1,953.50	Jan 2020 - Jan 2020
Aluminum Midwest Premium swaps	metric tonne	111	$395.36 - $395.36	Jan 2020 - Jan 2020
Natural gas swaps	million BTU	4,334,903	$2.33 - $2.86	Feb 2020 - Dec 2020
Ethylene	pound	2,152,533	$0.29 - $0.29	Jan 2020 - Apr 2020
Polymer-grade propylene swaps	pound	52,015,428	$0.36 - $0.41	Jan 2020 - Jul 2020
Benzene swaps	U.S. liquid gallon	9,065,148	$2.23 - $2.55	Feb 2020 - Sep 2020
Diesel swaps	U.S. liquid gallon	4,865,790	$3.00 - $3.30	Jan 2020 - Dec 2020
Low-density polyethylene swaps	pound	12,000,000	$0.84 - $0.84	Jan 2020 - Dec 2020

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of December 31, 2019, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $4 million. During the year ended December 31, 2019, we recognized a $13 million unrealized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a $20 million realized loss as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2019, would have resulted in a change of less than $1 million in the unrealized gain recognized in the statement of comprehensive income, assuming all other variables remain constant.

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

In estimating fair values, we make significant judgments with respect to the revenue, forecasted 2020 Adjusted EBITDA, discount rates and useful lives of our assets. The values assigned to key assumptions represent management's assessment of future trends in the segment's industry and are based on both external and internal sources. We believe we make every reasonable effort to ensure that we accurately estimate the fair value of the assets. However, future changes in the assumptions used to make these estimates could result in the recording of an impairment loss. A hypothetical 10% change in any of the key assumptions would not result in an impairment, except for Graham Packaging and certain of the remaining closures businesses (see below), as all recoverable amounts exceeded carrying value by a substantial amount.

Historically, we have evaluated the recoverability of the goodwill associated with our former Closures segment at the segment level. This represented the lowest level at which goodwill was monitored for recoverability and also reflected the synergies associated with the global operations of our former Closures segment. In connection with the sale of the closures operations in North America and Japan, we separately evaluated the recoverability of this disposal group with reference to the estimated sale price, less costs to sell. This evaluation resulted in the recognition of an impairment charge of $33 million, which has been recognized as a reduction to the carrying value of goodwill within discontinued operations. The recognition of this impairment charge during the year ended December 31, 2019 reflected the negotiations for the sale of these operations.

The closure operations in North America and Japan represent substantially all of our former Closures segment. Accordingly, the separation of these operations from the remaining closures businesses is expected to result in various commercial dis-synergies. This separation and the impairment arising on the operations sold triggered a review of the recoverability of the remaining closures operations during the year ended December 31, 2019. Estimated recoverable amounts were determined using a fair value less costs of disposal methodology. Fair value was determined based on a capitalization of earnings methodology, using Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing Adjusted EBITDA include management’s assessment of future trends in the industry and are based on both external and internal sources. The forecasted 2019 Adjusted EBITDA was prepared using certain key assumptions including selling prices, sales volumes and costs of raw materials. Earnings multiples reflect recent sale and purchase transactions and comparable company trading multiples in the same industry. These estimates represent a Level 3 hierarchy, which includes inputs that are not based on observable market data. This process resulted in the recognition of a further $67 million of impairment, within continuing operations, including $26 million allocated to goodwill and $37 million attributable to property, plant and equipment. For certain remaining operations, there is no difference between the carrying value and the recoverable amount. Accordingly, a reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment.

In performing the annual impairment test for goodwill as of December 31, 2018 and in conjunction with the RGHL Group's 2019 budgeting process, the RGHL Group determined that a goodwill impairment charge of $206 million arose in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three months ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount was determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. The key assumptions associated with determining the estimated fair value were forecasted Adjusted EBITDA and a relevant earnings multiple. The impairment charge was recognized in net other income (expenses) in the statement of comprehensive income. As a result of the impairment, the carrying value of Graham Packaging was the same as its recoverable amount as of December 31, 2018. A reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment.

For additional information, refer to notes 4.1 and 14 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

Revenue Recognition

We manufacture and sell a range of consumer and foodservice products and beverage containers. We enter into a variety of arrangements with customers, including pricing arrangements and master supply arrangements, which outline the terms under which we do business with a specific customer. We also sell to some customers solely based on purchase orders. We have concluded that for the vast majority of our revenue, our contracts with customers are either a purchase order or the combination of a purchase order with a master supply arrangement.

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

For arrangements that include multiple performance obligations, we allocate revenue to each performance obligation based on estimates of the price that would be charged to the customer for each promised product or service if it were sold on a stand-alone basis. The durations for these arrangements are short-term, not exceeding one year.

Employee Benefits

The RGHL Group operates a number of defined benefit pension plans, which define the level of pension benefit an employee will receive on retirement. We operate defined benefit plans in several countries including the United States. We also operate post-employment medical benefit plans in the United States. Amounts recognized under these plans are determined using actuarial valuation methods. These methods involve assumptions regarding variables such as discount rate, expected salary increases, the retirement age and life expectancies of employees and future healthcare costs. These assumptions are reviewed at least annually and reflect estimates at the measurement date. Changes in these key assumptions, including the discount rate, can have a significant impact on our defined benefit obligations, future funding requirements and post-employment benefit costs recognized. While we believe that our assumptions are reasonable and appropriate, significant differences in actual experience or inaccuracies in assumptions may materially affect our benefit plan obligations and future benefit plan expense. Holding all other assumptions constant, a one-half percentage point increase in the discount rate would decrease the defined benefit obligation by $221 million and decrease pre-tax pension expense by $6 million. A one-half percentage point decrease in the discount rate would increase the defined benefit obligation by $242 million and increase pre-tax pension expense by $4 million. For more information, refer to note 17 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

We describe below the directors and senior management of RGHL and the senior management of our segments. RGHL is ultimately controlled by Mr. Graeme Hart.

Directors of RGHL and Senior Management of the RGHL Group

Directors of RGHL and members of the RGHL Group's senior management are as follows:

Name	Role	Age
Directors of RGHL:
Graeme Hart	Sole indirect owner and Director (resigned as Director in January 2020)	64
Thomas Degnan	Director	72
Helen Golding	Director (resigned in January 2020)	57
Gregory Cole	Director (resigned in January 2020)	56
Allen Hugli	Director (appointed in January 2020)	57
Andrew Liddell	Director (appointed in January 2020)	51
Michael Youngman	Director (appointed in January 2020)	53
Senior Management of the RGHL Group:
Thomas Degnan	Chief Executive Officer of RGHL	72
Allen Hugli	Chief Financial Officer of RGHL	57
Joseph Doyle	Group Legal Counsel of RGHL	60
Lance Mitchell	Chief Executive Officer of Reynolds Consumer Products*	60
John McGrath	Chief Executive Officer of Pactiv Foodservice	61
Michael King	Chief Executive Officer of Graham Packaging	40
John Rooney	Chief Executive Officer of Evergreen	56

*	Reynolds Consumer Products ceased to be part of the RGHL Group on February 4, 2020.

RGHL has no independent directors. The directors do not serve a specified term and can be removed at any time by the indirect owner.

Graeme Hart is the sole indirect owner and was a director of RGHL. He resigned from the director position in 2020. He is also the ultimate owner of Carter Holt Harvey, which was previously listed on the New Zealand Stock Exchange and is in the business of building supplies and wood products, mainly in Australia and New Zealand. In addition, Mr. Hart is the sole shareholder and a director of Rank Group Limited ("Rank Group") and a director of a number of private investment companies.

Thomas Degnan is a director and the Chief Executive Officer of RGHL. He is also a director and officer of a number of companies within the RGHL Group. Mr. Degnan was appointed a director of RCPI in 2020. He also served as a director of Burns, Philp & Company Pty Limited and of Carter Holt Harvey Limited while both were public companies.

Helen Golding was a director of RGHL and a member of the RGHL Audit Committee. In addition, she was an officer of a number of other companies within the RGHL Group. She resigned from these positions in 2020. Ms. Golding is a director of Rank Group and a director of other entities owned by Mr. Hart. She is also Group Legal Counsel of Rank Group, a position she has held since 2006. Prior to joining Rank Group, Ms. Golding was Company Secretary and Group Legal Counsel of Burns, Philp & Company Pty Limited from 1998 to 2006. Prior to joining Burns, Philp & Company Pty Limited, she was a private practitioner in a Sydney-based law firm.

Gregory Cole was a director of RGHL and a member of the RGHL Audit Committee. In addition, he was a director and officer of a number of other companies within the RGHL Group. He resigned from these positions in 2020. Mr. Cole is a director of Rank Group and a director of other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 2004. From 1994 to 2004, Mr. Cole was a partner with Deloitte Touche Tohmatsu, a firm he joined in 1986.

Allen Hugli is the Chief Financial Officer of RGHL. He was appointed a director of RGHL in 2020. In addition, he is a director and officer of a number of other companies within the RGHL Group. He is also the Chief Financial Officer and a director of Rank Group and a director of other entities owned by Mr. Hart. He has been a senior executive of Rank Group since 1993. Mr. Hugli previously held positions in financial management and audit practices in Australia, Canada and New Zealand.

Andrew Liddell was appointed a director of RGHL and a member of the RGHL Audit Committee in 2020. In addition, he is an officer of a number of other companies within the RGHL Group and a director of other entities owned by Mr. Hart. Mr. Liddell is also a director in the Mergers and Acquisitions team at Rank Group, a position he has held since 2008. Prior to joining Rank Group, he spent four years as the Planning Director for Fonterra Co-operative Group Limited, responsible for group planning, budgeting and forecasting. Prior to that, he was a corporate finance partner with Deloitte Touche Tohmatsu.

Michael Youngman was appointed a director of RGHL and a member of the RGHL Audit Committee in 2020. In addition, he is an officer of a number of other companies within the RGHL Group and a director of other entities owned by Mr. Hart. Mr. Youngman is also a director in the Mergers and Acquisitions team at Rank Group, a position he has held since 2009. Prior to Rank Group, he was Director of Mergers and Acquisitions at Carter Holt Harvey Limited. Prior to that, he worked in private equity and investment banking.

Joseph Doyle is the Group Legal Counsel of RGHL. Mr. Doyle was appointed RGHL's Group Legal Counsel following the Pactiv acquisition in 2010. Prior to joining RGHL, Mr. Doyle was General Counsel for Pactiv from 2007 to 2010. Prior to joining Pactiv, he was a partner with the law firm Mayer Brown from 2001 to 2007.

Lance Mitchell is the Chief Executive Officer of Reynolds Consumer Products. He was appointed the Chief Executive Officer in April 2011. Prior to such appointment, he served as President of our former Closures segment. Mr. Mitchell began his role with Closures under Alcoa in February 2006. Prior to joining Alcoa, he was the Group Vice President of PolyOne Corporation, a global polymer services company, general manager at BF Goodrich, general manager at the Geon Company and a business manager at Avery Dennison. As a result of the distribution of RCPI in February 2020, Mr. Mitchell is no longer a member of the RGHL Group's senior management team.

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

Michael King is the Chief Executive Officer of Graham Packaging. He was appointed the Chief Executive Officer in late 2018. He also served as President of Graham Packaging North America from April 2017 to November 2018. Prior to Graham Packaging, Mr. King worked as the President of the FRAM Group from August 2015 to April 2017. Mr. King has held leadership assignments including Global Vice President of Sales and Marketing at Graham Packaging, Global Sales Director at Graham Packaging, General Manager of TI Automotive Fuel Systems Division and Global Director of Sales and Engineering at TI Automotive Fuel Systems. He began his career as an engineer with Lear Corporation.

John Rooney is the Chief Executive Officer of Evergreen. He also served as Chief Executive Officer of the combined operations of Graham Packaging, Evergreen and our former Closures segment from early 2016 to late 2018 and Chief Executive Officer of Graham Packaging from November 2015 to late 2018. He also served as Chief Executive Officer of Evergreen from May 2011 to June 2016. Mr. Rooney had worked at Evergreen since 1991 in a number of progressive leadership assignments including Plant Manager, International Marketing, Business Integration and General Manager of Evergreen Packaging Equipment.

Directors' Compensation and Service Contracts

No director listed in the table above has a service contract relating to his or her position as director. Directors of RGHL do not receive compensation from the RGHL Group, and none has a contract with the RGHL Group providing for benefits on termination of employment. Thomas Degnan has entered into an employment agreement with Rank Group North America, Inc., a wholly-owned subsidiary of Rank Group. While Mr. Degnan is not an employee of the RGHL Group, we expect he will continue to spend sufficient time to perform the services of Chief Executive Officer for us.

Directors' and Senior Management's Indemnification Agreements

Many of our subsidiaries, including all of our U.S. subsidiaries, include provisions in their by-laws or other organizational documents indemnifying directors and officers and managers against any liabilities and costs incurred by such person in connection with any action or threatened action by reason of such person’s serving as a director, officer or manager provided such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of such company and, with respect to any criminal action or proceeding, the person had no reason to believe his or her conduct was unlawful. In addition, Rank Group and RGHL have agreed to indemnify, subject to certain conditions and limitations, the directors and certain senior managers of the RGHL Group, including those listed in the table under the heading “- Directors of RGHL and Senior Management of the RGHL Group” above, in respect of decisions made, or actions taken, by these individuals in their capacity as directors or senior managers of certain companies in connection with certain refinancing and restructuring transactions. These indemnification agreements are jurisdiction and company specific but provide for substantially the same terms, except that the agreements contain different limitations on the indemnification obligations of Rank Group and RGHL. Additionally, we have also entered into indemnification agreements with certain officers within the RGHL Group other than our senior management. We also maintain directors and officers insurance for director’s and officer’s liability and legal expenses.

Other

Board Committees

RGHL's board has appointed an Audit Committee to oversee the financial reporting process including the hiring and performance of external auditors and to monitor the internal control process and the choice of accounting policies and principles. The members of the Audit Committee are Mr. Andrew Liddell and Mr. Michael Youngman. The Audit Committee has adopted a charter under which the Audit Committee operates. The charter provides that the Audit Committee will be appointed annually by the board. The board may remove or replace members of the Audit Committee at any time.

RGHL does not have a Compensation Committee.

Employees

RGHL and its subsidiaries had approximately 26,000 employees as of December 31, 2019 and 27,000 employees as of December 31, 2018. Further information regarding the employees of each of the four segments is included in "Item 4. Information on RGHL — Business Overview."

Share Ownership

None of the directors of RGHL or the senior management of the RGHL Group directly hold shares in RGHL.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

Major Shareholders and Beneficial Ownership

RGHL is indirectly wholly-owned by Mr. Graeme Hart. Other than Mr. Graeme Hart, no director or member of our executive team beneficially owns any shares of RGHL.

As of the date of this filing, RGHL has issued 35,708,019 shares, which are all owned by PFL, a New Zealand corporation, which is 100% owned by Packaging Holdings Limited, a New Zealand corporation, which is 100% owned by Mr. Graeme Hart.

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

In May 2019, Rank Group repaid $5 million of the related party loan receivable balance, and the RGHL Group repaid $5 million of outstanding related party trade payable balances due to Rank Group. For the year ended December 31, 2019, interest was charged at 4.40% to 5.15%, and for the year ended December 31, 2018, interest was charged at 5.16% to 5.26%. As of December 31, 2019 and December 31, 2018, $339 million and $328 million, respectively, inclusive of capitalized interest, was outstanding under the loan.

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

Supply, Warehousing and Freight Agreements

Pactiv and RCPI have entered into supply arrangements to continue to purchase products from and sell products to each other, primarily aluminum foil, aluminum foil containers and tableware products. These agreements will expire on December 31, 2024.

Pactiv and RCPI have entered into a warehousing and freight services agreement whereby Pactiv will store certain of RCPI’s finished goods in its warehouses and to provide certain freight services. The term of the warehousing services under the agreement varies by location. The term of the freight services under the agreement is for approximately three years.

Transition Services Agreements

Members of the RGHL Group have entered into two Transition Services Agreements ("TSAs") with RCPI:

•
A TSA whereby the RGHL Group will continue to provide certain administrative services to RCPI, including information technology service; accounting, treasury, financial reporting and transaction support; human resources; procurement; tax, legal and compliance related services; and other corporate services. These services will be consistent with administrative services provided to RCPI by the RGHL Group prior to the IPO and the charges are at forecasted cost or current cost plus margin. In addition, RCPI will provide certain services to the RGHL Group, consistent with services provided by RCPI to the RGHL Group prior to the IPO of RCPI, which are also charged at current cost plus margin.

•
A TSA for RCPI’s Red Bluff, California and Huntersville, North Carolina facilities, acquired from Pactiv in 2019, whereby Pactiv provides certain services to RCPI, including tooling and engineering support, financial services, procurement services, and environmental, health and safety services, charged at an agreed rate.

The services provided under these TSAs will terminate within 24 and 12 months, respectively (excluding the provision of information), provided that the party receiving services may terminate certain specified services early.

Leases

RCPI leases its corporate headquarters in Lake Forest, Illinois from Pactiv. RCPI occupies approximately 70,000 square feet at market rent with a term of ten years, beginning January 1, 2020, with two five-year renewal options. RCPI also leases approximately 26,000 square feet in Pactiv’s Canandaigua, New York facility for certain research and development activities. The Canandaigua lease is at market rent and has a term of five years, beginning January 1, 2020, provided RCPI has the right to terminate the lease on six months’ notice.

Tax Matters Agreement

In connection with the distributions made as part of the corporate reorganization of RCPI, RGHL, RGHI and RCPI have entered into a Tax Matters Agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. The parties have also agreed to certain covenants that contain restrictions intended to preserve the tax-free status of the distributions made as part of RCPI’s corporate reorganization.

ITEM 8. FINANCIAL INFORMATION.

Consolidated Financial Statements and Other Financial Information

The consolidated financial statements and other financial information of RGHL are contained in “Financial Statements” beginning on page F-1.

Significant Changes

We have not experienced any significant changes since the date of the financial statements included elsewhere in this annual report, except as disclosed in this annual report.

ITEM 9. THE OFFER AND LISTING.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

Constitution of RGHL

RGHL is incorporated under the New Zealand Companies Act 1993 (the “Companies Act”) and its company number is 1812226. RGHL's purposes and objectives are not expressly stated in its constitution (the “Constitution”). Under the Companies Act, RGHL has full capacity to carry on or undertake any business or activity, do any act, or enter into any transaction.

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

Shares

Dividends

Dividends on shares can be authorized by the Board at its discretion (subject to the Companies Act and the Constitution). Prior to authorizing the payment of a dividend, the Board must be satisfied on reasonable grounds that RGHL will, immediately after payment of the dividend, satisfy the solvency test. The amount of dividends paid on each class of shares will be determined from time to time by the Board.

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

Financing Agreements

Below is a description of our key financing agreements, including our Credit Agreement and the Reynolds Notes. Copies of the key documents to these financing agreements are filed as exhibits to this annual report. The descriptions below are qualified in their entirety by the actual documents. For more information related to the RGHL Group’s external borrowings and debt repayments occurring subsequent to December 31, 2019, refer to notes 16 and 26, respectively, of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report.

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

Structure

As of December 31, 2019, the senior secured credit facilities under the Credit Agreement consisted of the following:

•
$3,215 million principal amount outstanding of U.S. Term Loans which were borrowed by Reynolds Consumer Products Holdings LLC, RGHI, Pactiv LLC, Evergreen Packaging LLC, Reynolds Consumer Products LLC, Graham Packaging Company Inc. and Beverage Packaging Holdings III Limited ("BP III") (together, the “U.S. Term Borrowers”);

•	€242 million principal amount outstanding of European Term Loans which were borrowed by BP III and Pactiv LLC (together, the “European Term Borrowers”); and

•	a U.S. revolving credit facility of $302 million (of which up to $150 million may be drawn by way of letters of credit), which is available to the U.S. Term Borrowers and the European Term Borrowers.

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

The U.S. Term Loans and the European Term Loans amortize in quarterly installments equal to 0.25% of the principal amount thereof outstanding on February 7, 2017 (subject to certain adjustments) and, in each case, with the balance payable in full on the maturity date thereof. Quarterly amortization payments may be reduced by any mandatory or voluntary prepayments including excess cash flow payments. For the fiscal years ended December 31, 2019, 2018 and 2017, no excess cash flow payments were required.

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

Local Facilities

We have secured and unsecured local credit facilities at our subsidiaries in a number of jurisdictions. The secured local credit facilities are secured by the collateral that secures the Credit Agreement and the Reynolds Senior Secured Notes as well as certain other assets. Alternatively, we may also backstop these facilities with letters of credit drawn under the revolving credit facility included in the Credit Agreement.

Reynolds Notes

As of December 31, 2019, the RGHL Group had outstanding:

•	$3,137 million in principal amount of 5.750% Senior Secured Notes due 2020;

•	$750 million in principal amount of Floating Rate Senior Secured Notes due 2021;

•	$1,600 million in principal amount of 5.125% Senior Secured Notes due 2023; and

•	$800 million in principal amount of 7.000% Senior Notes due 2024.

Refer to note 26 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for information related to debt repayments occurring subsequent to December 31, 2019.

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

Ranking of the Reynolds Notes - Reynolds Senior Secured Notes

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

Ranking of the Reynolds Notes - Reynolds Senior Notes

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

•
cross-defaults or acceleration of other indebtedness of BP I, a Reynolds Notes Issuer or any Significant Subsidiary (as defined in the respective indentures) in excess of $150 million or its foreign currency equivalent;

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

As of December 31, 2019, Pactiv had outstanding:

•	$276 million in principal amount of 7.950% Debentures due 2025; and

•	$200 million in principal amount of 8.375% Debentures due 2027.

The Pactiv Notes are issued by Pactiv LLC and are not guaranteed by RGHL or any of RGHL's subsidiaries.

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

Notes Repaid or Redeemed

On November 15, 2019, the RGHL Group repaid $345 million of remaining outstanding aggregate principal amount of 6.875% Senior Secured Notes due 2021 at a redemption price of 100.000% plus accrued and unpaid interest.

Securitization Facility

On March 22, 2017, the RGHL Group entered into the Securitization Facility, which matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. The Securitization Facility is secured by all of the assets of the borrower, which are primarily trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade receivables by the RGHL Group. The Securitization Facility has an interest rate equal to one-month LIBOR with a 0% floor, plus a margin of 1.75% per annum. As of December 31, 2019, $420 million was drawn under the Securitization Facility. Refer to note 26 of the RGHL Group’s audited consolidated financial statements included elsewhere in this annual report for events occurring subsequent to December 31, 2019 related to the Securitization Facility.

Other

On December 20, 2019, we completed the sale of our North American and Japanese closures businesses. These operations represent substantially all of our former Closures segment. We received preliminary net proceeds of $611 million. These proceeds are subject to further adjustment associated with differences between estimated and final amounts as of completion, in respect of balances such as cash, indebtedness and working capital, each as defined in the sale agreement.

Exchange Controls

There are no regulatory limitations which apply generally to New Zealand companies in relation to borrowing money in New Zealand or overseas. There are no restrictions on the holding of notes (other than restrictions which may apply in certain circumstances for notes which convert or may be converted to equity capital) of New Zealand companies.

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

Although most foreign exchange dealing is undertaken through registered banks, there is no legal impediment preventing any person or corporation dealing in the wholesale foreign exchange market other than any temporary restriction imposed by the Governor of the Bank.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive

Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2019.

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

Management evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commissions, or COSO, framework. Based on this evaluation, management has assessed the effectiveness of the RGHL Group's internal control over financial reporting as of December 31, 2019 and concluded that such internal control over financial reporting is effective.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED].

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Mr. Andrew Liddell, a member of the Company's Audit Committee, has been designated by the Board as the Company's “Audit Committee Financial Expert” (as defined by the SEC). Mr. Liddell is not independent of management as defined by the listing standards of the New York Stock Exchange.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the fees billed to the RGHL Group for professional services rendered by the company's principal accountant:

	For the year ended December 31,
(In $ million)	2019	2018
Audit fees(1)	13	6
Audit-related fees(2)	13	—
All other fees(3)	—	—
Total	26	6

(1)
Audit fees include fees for the audit and review of the RGHL Group's annual and interim consolidated financial statements, the audit of annual financial statements for subsidiary entities and other services provided as part of registration statements and debt offering transactions, including the provision of comfort letters.

(2)
Audit-related fees include fees for audit or review services of financial information other than annual and interim financial statements, including, in 2019, carve-out financial statements prepared in conjunction with strategic reviews.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On February 4, 2020, to effect the distribution of RCPI, the Company bought back 35,791,985 of its shares from PFL, in consideration of the Company transferring all of its shares in RCPI to PFL.

ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS.

The consolidated financial statements and other financial information of RGHL are contained in "Financial Statements" beginning on page F-1.

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

1.3.	Certificate of Incorporation of Beverage Packaging Holdings I, filed herein
1.4.	Constitution of Beverage Packaging Holdings I, filed herein
1.5.
Certificate of Incorporation of Beverage Packaging Holdings III Limited (previously filed as Exhibit 1.5 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.6.	Constitution of Beverage Packaging Holdings III Limited (previously filed as Exhibit 1.6 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.7.	Certificate of Incorporation of Beverage Packaging Holdings V, filed herein
1.8.	Constitution of Beverage Packaging Holdings V, filed herein
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
1.13.
Certificate of Incorporation of Evergreen Packaging International Limited (previously filed as Exhibit 1.13 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 13, 2019)

1.14.
Constitution of Evergreen Packaging International Limited (previously filed as Exhibit 1.14 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.15.
Certificate of Incorporation of Reynolds Packaging I Limited, (previously filed as Exhibit 1.17 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 13, 2019)

1.16.	Constitution of Reynolds Packaging I Limited (previously filed as Exhibit 1.18 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 13, 2019)
1.17.
Certificate of Incorporation of Beverage Packaging (New Zealand) Limited (previously filed as Exhibit 1.19 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 13, 2019)

1.18.
Constitution of Beverage Packaging (New Zealand) Limited (formerly Taurus Australia Holdings Limited) (previously filed as Exhibit 1.18 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.19.	Certificate of Incorporation of Closure Solutions Holdings Limited, filed herein
1.20.	Constitution of Closure Solutions Holdings Limited, filed herein
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

1.30.
Amended and Restated Limited Liability Company Agreement of Pactiv LLC (formerly known as Pactiv Corporation) (previously filed as Exhibit 1.145 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F on February 27, 2014)

1.31.
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

1.34.
Amended and Restated By-Laws of Pactiv Packaging Inc. (formerly PWP Industries, Inc.) (previously filed as Exhibit 1.165 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.35.	Amended and Restated By-Laws of PCA West Inc. (previously filed as Exhibit 1.258 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)
1.36.	Certificate of Incorporation of PCA West Inc. (previously filed as Exhibit 1.259 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)
1.37.
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

1.40.
Limited Liability Company Agreement of GEC Packaging Technologies LLC (previously filed as Exhibit 1.257 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 14, 2017)

1.41.
Certificate of Incorporation of Graham Packaging Company Inc. (previously filed as Exhibit 1.189 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.42.	By-laws of Graham Packaging Company Inc. (previously filed as Exhibit 1.190 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.43.
Certificate of Formation of BCP/Graham Holdings LLC (previously filed as Exhibit 1.185 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.44.
Limited Liability Company Agreement of BCP/Graham Holdings LLC (previously filed as Exhibit 1.186 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.45.
Amended and Restated Certificate of Limited Partnership of Graham Packaging Holdings Company (incorporated by reference to Exhibit 3.5 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed July 13, 1998)

1.46.
Seventh Amended and Restated Agreement of Limited Partnership of Graham Packaging Holdings Company (previously filed as Exhibit 1.239 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

1.47.	Certificate of Formation of GPC US LLC (previously filed as Exhibit 1.63 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.48.	Limited Liability Company Agreement of GPC US LLC (previously filed as Exhibit 1.64 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.49.
Amended and Restated Certificate of Limited Partnership of Graham Packaging Company, L.P. (previously filed as Exhibit 1.206 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

1.50.
Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P. (incorporated by reference to Exhibit 3.2 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-53603-03) filed May 26, 1998)

1.51.
Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Graham Packaging Company, L.P. (previously filed as Exhibit 1.208 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

1.52.	Certificate of Formation of GPC Opco GP LLC (incorporated by reference to Exhibit 3.9 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-01) filed May 26, 1998)
1.53.
Limited Liability Company Agreement of GPC Opco GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Company, L.P.'s Registration Statement on Form S-4 (No. 333-125173-01) filed May 24, 2005)

1.54.	Certificate of Formation of GPC Sub GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)
1.55.
Limited Liability Company Agreement of GPC Sub GP LLC (incorporated by reference to Exhibit 3.11 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.56.
Amended and Restated Certificate of Incorporation of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.26 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-167976-18) filed July 2, 2010)

1.57.
Amended and Restated By-Laws of Graham Packaging PET Technologies Inc. (incorporated by reference to Exhibit 3.28 to Graham Packaging Holdings Company's Registration Statement on Form S-4 (No. 333-125173-02) filed May 24, 2005)

1.58.
Certificate of Formation of Graham Packaging Plastic Products LLC (previously filed as Exhibit 1.74 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.59.
Certification of Conversion of Graham Packaging Plastic Products LLC (previously filed as Exhibit 1.75 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.60.
Limited Liability Company Agreement of Graham Packaging Plastic Products LLC (previously filed as Exhibit 1.76 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.61.
Amended and Restated Limited Liability Company Agreement of Graham Packaging Plastic Products LLC (previously filed as Exhibit 1.77 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.62.
Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.54 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.63.
Form of First Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.55 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.64.
Second Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.56 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.65.
Third Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.57 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.66.
Fourth Amendment to Partnership Agreement of Graham Packaging PX Company (incorporated by reference to Exhibit 3.58 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.67.
Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.59 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.68.
Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.60 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.69.
Certificate of Amendment of Certificate of Incorporation of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.61 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.70.
By-Laws of Graham Packaging PX Holding Corporation (incorporated by reference to Exhibit 3.62 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.71.
Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.63 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.72.
Certificate of Amendment of Articles of Incorporation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.64 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.73.
Articles of Conversion of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.65 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.74.
Certificate of Amendment to the Certificate of Formation of Graham Packaging PX, LLC (incorporated by reference to Exhibit 3.66 to Graham Packaging Holdings Company's Registration Statement on Form S-4/A (No. 333-167976-18) filed October 5, 2010)

1.75.
Amended and Restated Single Member Operating Agreement of Graham Packaging PX, LLC (previously filed as Exhibit 1.235 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

1.76.	Certificate of Formation of Evergreen Packaging LLC (previously filed as Exhibit 1.92 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.77.	Certification of Conversion of Evergreen Packaging LLC (previously filed as Exhibit 1.93 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.78.
Limited Liability Company Agreement of Evergreen Packaging LLC (previously filed as Exhibit 1.94 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.79.	Certificate of Formation of Blue Ridge Holding LLC (previously filed as Exhibit 1.95 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.80.	Certification of Conversion of Blue Ridge Holding LLC (previously filed as Exhibit 1.96 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)
1.81.
Limited Liability Company Agreement of Blue Ridge Holding LLC (previously filed as Exhibit 1.97 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.82.
Certificate of Formation of Blue Ridge Paper Products LLC (previously filed as Exhibit 1.98 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.83.
Certification of Conversion of Blue Ridge Paper Products LLC (previously filed as Exhibit 1.99 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.84.
Limited Liability Company Agreement of Blue Ridge Paper Products LLC (previously filed as Exhibit 1.100 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

1.85.
Limited Liability Company Articles of Organization of BRPP, LLC (previously filed as Exhibit 1.61 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.86.	Operating Agreement of BRPP, LLC (previously filed as Exhibit 1.62 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)
1.87.
Articles of Amalgamation of Evergreen Packaging Canada Limited (previously filed as Exhibit 1.73 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

1.88.
By-Law No. 1A of Evergreen Packaging Canada Limited (previously filed as Exhibit 1.74 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

2.1.
Collateral Agreement, dated as of November 5, 2009, among Reynolds Group Holdings Inc., Reynolds Group Issuer LLC, Reynolds Group Issuer Inc., the grantors from time to time party thereto and The Bank Of New York Mellon, as collateral agent (previously filed as Exhibit 2.13 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.1.
Supplement No. 3 to the Collateral Agreement, dated as of May 4, 2010, between Evergreen Packaging Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.3 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.2.
Supplement No. 6 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Holding Corp. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.6 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.3.
Supplement No. 7 to the Collateral Agreement, dated as of May 4, 2010, between Blue Ridge Paper Products Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.7 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.4.
Supplement No. 8 to the Collateral Agreement, dated as of May 4, 2010, between by BRPP, LLC and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.8 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.5.
Supplement No. 16 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Corporation (now known as Pactiv LLC) and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.15 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.6.
Supplement No. 22 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Management Company LLC and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.21 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.7.
Supplement No. 23 to the Collateral Agreement, dated as of November 16, 2010, between PCA West Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.22 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.8.
Supplement No. 26 to the Collateral Agreement, dated as of November 16, 2010, between Pactiv Packaging Inc. (formerly PWP Industries, Inc.) and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.13.25 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.9.
Supplement No. 30 to the Collateral Agreement, dated as of September 8, 2011, between Graham Packaging Company Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.13.29 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.10.
Supplement No. 32 to the Collateral Agreement, dated as of September 8, 2011, between BCP/Graham Holdings LLC and The Bank of New York Mellon (previously filed as Exhibit 2.13.31 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.1.11.
Supplement No. 35 to the Collateral Agreement, dated as of March 20, 2012, between certain additional guarantors and The Bank of New York Mellon (previously filed as Exhibit 2.13.34 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on April 6, 2012)

2.1.12.
Supplement No. 37 to the Collateral Agreement, dated as of December 20, 2012, between Beverage Packaging Holdings (Luxembourg) V S.A. and The Bank of New York Mellon (previously filed as Exhibit 2.13.36 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on December 21, 2012)

2.1.13.
Supplement No. 39 to the Collateral Agreement dated as of November 15, 2013, between certain additional guarantors and The Bank of New York Mellon(previously filed as Exhibit 2.13.38 and incorporated by reference to the Reynolds Notes Issuers' amendment to the annual report on Form 20-F/A on February 27, 2014)

2.1.14.
Supplement No. 41 to the Collateral Agreement dated as of October 25, 2016, between GEC Packaging Technologies LLC and The Bank of New York Mellon (previously filed as Exhibit 2.3.18 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.1.15.
Supplement No. 42 to the Collateral Agreement, dated as of November 21, 2017, between GPC US LLC and The Bank of New York Mellon (previously filed as Exhibit 2.3.19 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.2.
First Lien Intercreditor Agreement, dated as of November 5, 2009, among The Bank of New York Mellon, as collateral agent, Credit Suisse, as representative under the Credit Agreement, The Bank of New York Mellon, as representative under the Indenture, each grantor and each additional representative from time to time party thereto (previously filed as Exhibit 2.14 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.2.1.
Amendment No. 1 and Joinder to the First Lien Intercreditor Agreement, dated January 21, 2010 (previously filed as Exhibit 2.14.1 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.2.2.
Joinder to the First Lien Intercreditor Agreement, dated as of June 27, 2016 by The Bank of New York Mellon, as the new representative under the new Senior Secured Notes Indenture dated June 27, 2016 (previously filed as Exhibit 2.4.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.3.
Copyright Security Agreement, dated as of November 16, 2010, among Pactiv Corporation (now known as Pactiv LLC), a Delaware corporation and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.237 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.3.1.
Copyright Security Agreement dated as of August 17, 2017 among the grantors listed thereto and The Bank of New York Mellon (previously filed as Exhibit 2.5.2 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.
Patent Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.173 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.4.1.
Patent Security Agreement, dated as of September 1, 2010 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.2 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.2.
Patent Security Agreement, dated as of November 16, 2010, among the grantors listed thereto and The Bank of New York Mellon (previously filed as Exhibit 2.238 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.4.3.
Patent Security Agreement, dated as of January 12, 2011 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.4.
Patent Security Agreement, dated as of May 2, 2011 between Dopaco, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.5 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.5.
Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging Company L.P. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.6 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.6.
Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging PET Technologies Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.7 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.7.
Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging Plastic Products Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.8 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.8.
Patent Security Agreement, dated as of March 20, 2012 between Graham Packaging PET Technologies Inc. (originally granted by Graham Packaging LC, L.P.) and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.9 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.9.
Patent Security Agreement, dated as of April 9, 2013 between Spirit Foodservice, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.10 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.10.
Patent Security Agreement dated as of August 17, 2017 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.12 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.4.11.
Patent Security Agreement dated as of August 17, 2017 between Pactiv Canada Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.6.13 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.5.
Trademark Security Agreement, dated as of May 4, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.174 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.5.1.
Trademark Security Agreement, dated as of September 1, 2010 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.2 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.5.2.
Trademark Security Agreement, dated as of November 16, 2010, among the grantors listed thereto and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.239 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.5.3.
Trademark Security Agreement, dated as of May 2, 2011 between Dopaco, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.4 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.5.4.
Trademark Security Agreement, dated as of March 20, 2012 between Graham Packaging LC, L.P. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.5 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.5.5.
Trademark Security Agreement, dated as of March 20, 2012 between Graham Packaging Company L.P. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.6 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.5.6.
Trademark Security Agreement, dated as of March 20, 2012 between Graham Packaging PET Technologies Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.7 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.5.7.
Trademark Security Agreement, dated as of April 9, 2013 between Spirit Foodservice, Inc. and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.8 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.5.8.
Trademark Security Agreement dated as of August 17, 2017 among the grantors listed thereto and The Bank of New York Mellon, as collateral agent (previously filed as Exhibit 2.7.10 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.6.
Specific Security Deed in respect of Reynolds Group Holdings Limited's shareholding in Beverage Packaging Holdings (Luxembourg) I S.A. (NZ Law), dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.68 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.7.
General Security Deed, dated as of November 5, 2009, between Reynolds Group Holdings Limited and The Bank of New York Mellon as collateral agent (previously filed as Exhibit 2.89 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4/A filed on February 9, 2012)

2.8.
General Security Deed, dated June 16, 2015, between Beverage Packaging (New Zealand) Limited and Wilmington Trust (London) Limited (previously filed as Exhibit 4.150 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 24, 2016)

2.9.
General Security Deed, dated March 22, 2017, between Beverage Packaging Holdings (Luxembourg) I S.A. and Wilmington Trust (London) Limited (previously filed as Exhibit 2.11 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.10.
Global General Security Deed, dated September 29, 2017, between Reynolds Group Holdings Limited, the entities listed therein as initial chargors and Wilmington Trust (London) Limited (previously filed as Exhibit 2.12 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.11.
Confirmation and Reaffirmation Letter dated as of September 29, 2017 from Evergreen Packaging International Limited, Reynolds Packaging International Limited to Credit Suisse AG, Cayman Islands Branch, The Bank of New York Mellon and Wilmington Trust (London) Limited (previously filed as Exhibit 2.13 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.12.
Confirmation and Reaffirmation Letter dated as of October 31, 2017 from Beverage Packaging Holdings I Limited, Beverage Packaging Holdings III Limited, Beverage Packaging Holdings V Limited and Reynolds Group Issuer (New Zealand) Limited to Credit Suisse AG, Cayman Islands Branch, The Bank of New York Mellon and Wilmington Trust (London) Limited (previously filed as Exhibit 2.14 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.13.
Composite Supplemental Deed dated as of October 31, 2017 to the Global General Security Deed between Reynolds Group Holdings Limited, Beverage Packaging Holdings III Limited, Beverage Packaging Holdings V Limited, Reynolds Group Issuer (New Zealand) Limited and Wilmington Trust (London) Limited (previously filed as Exhibit 2.15 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

2.14.
Supplemental Deed dated as of December 11, 2018 to the Global General Security Deed between Reynolds Packaging I Limited and Wilmington Trust (London) Limited (previously filed as Exhibit 2.16 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 13, 2019)

2.15.	Supplemental Deed dated as of July 10, 2019 to the Global General Security Deed between Closure Solutions Holdings Limited and Wilmington Trust (London) Limited, filed herein
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

2.41.
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

2.42.
Assignment Agreement, dated October 15, 2014, between Grupo CSI de Mexico, S. de R.L. de C.V., Pactiv Canada Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.428 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.43.
Assignment Agreement, dated October 15, 2014, between Closure Systems International B.V., Pactiv Canada Inc. and The Bank of New York Mellon (previously filed as Exhibit 2.232 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.44.
Assignment Agreement, dated December 18, 2014, between Pactiv Canada Inc., Reynolds Packaging International B.V. and The Bank of New York Mellon (previously filed as Exhibit 2.430 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 25, 2015)

2.45.
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
4.6.
Form of Indemnity Agreement by Reynolds Group Holdings Limited for the benefit and in favor of certain officers and directors of its subsidiaries, together with a list identifying the substantially similar agreements not filed (previously filed as Exhibit 4.6 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.7.
Information Sharing Agreement, dated as of April 7, 2010, between Carter Holt Harvey Limited, Carter Holt Harvey Pulp & Paper Limited, Evergreen Packaging Inc. and Blue Ridge Paper Products Inc. (previously filed as Exhibit 4.96 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

4.8.
Loan Agreement, dated February 15, 2008, between Rank Group Limited as borrower and Rank Group Holdings Limited (now known as Reynolds Group Holdings Limited) (previously filed as Exhibit 4.111 and incorporated by reference to the Reynolds Notes Issuers' registration statement on Form F-4 filed on November 3, 2011)

4.9.
Amended and Restated Purchase and Sale Agreement dated as of March 22, 2017 among the Sellers identified on Annex I thereto, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) I S.A. and NZGT (BPFT) Trustee Limited, in its capacity as Trustee for the Beverage Packaging Factoring Trust (incorporated by reference to exhibit 1 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.10.
Receivables Loan and Security Agreement dated as of March 22, 2017 among NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) I S.A., and the Conduit Lenders, Committed Lenders and Facility Agents from time to time party hereto (incorporated by reference to exhibit 2 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.11.
First Amendment to the Receivables Loan and Security Agreement dated November 21, 2019 among NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust, Reynolds Group Holdings Inc., Beverage Packaging Holdings I Limited, and the Conduit Lenders, Committed Lenders and Facility Agents from time to time party hereto, filed herein

4.12.
Assignment and Amendment Agreement dated as of March 22, 2017 between Beverage Packaging Factoring (Luxembourg) S.à r.l., NZGT (BPFT) Trustee Limited, in its capacity as trustee of the Beverage Packaging Factoring Trust, Beverage Packaging Holdings (Luxembourg) IV S.à r.l., Beverage Packaging Holdings (Luxembourg) I S.A. and Reynolds Group Holdings Inc. and each party identified on Schedule I to the Agreement (incorporated by reference to exhibit 3 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.13.
Performance Undertaking Agreement dated as of March 22, 2017 made by Reynolds Group Holdings Limited, Reynolds Group Holdings Inc., Beverage Packaging Holdings (Luxembourg) I S.A., the other Performance Guarantors identified on Annex I thereto and Cooperative Rabobank U.A., as administrative agent (incorporated by reference to exhibit 4 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.14.
Performance Undertaking Agreement dated as of March 22, 2017 made by Reynolds Group Holdings Limited, Cooperative Rabobank U.A., as administrative agent and NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust (incorporated by reference to exhibit 5 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.15.
Subordinated Loan and Intercreditor Agreement dated as of March 22, 2017 between NZGT (BPFT) Trustee Limited, as Trustee of the Beverage Packaging Factoring Trust, Beverage Packaging Holdings (Luxembourg) I S.A. and Cooperative Rabobank U.A., as administrative agent (incorporated by reference to exhibit 6 to Reynolds Group Holdings Limited report on Form 6-K filed on March 29, 2017)

4.16.
Services Agreement dated January 1, 2016 between Rank Group Limited and Reynolds Group Holdings Limited (previously filed as Exhibit 4.18 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.17.
Services Agreement dated March 22, 2017 between Rank Group Limited and Beverage Packaging Holdings (Luxembourg) I S.A.  (previously filed as Exhibit 4.19 and incorporated by reference to the Reynolds Notes Issuers’ annual report on Form 20-F on February 13, 2018)

4.18.
Services Agreement dated March 1, 2018 between Rank Group Limited, Rank Group North America, Inc. and Reynolds Group Holdings Inc (previously filed as Exhibit 4.17 and incorporated by reference to the Reynolds Notes Issuers' annual report on Form 20-F on February 13, 2019)

4.19.
Master Supply Agreement, dated November 1, 2019 between Reynolds Consumer Products LLC, as Seller, and Pactiv LLC, as Buyer  (incorporated herein by reference to Exhibit 10.18 to Reynolds Consumer Products Inc.’s Form S-1 (File No. 333-234731) filed with the SEC on November 15, 2019)

4.20.
Master Supply Agreement, dated November 1, 2019 between Pactiv LLC, as Seller, and Reynolds Consumer Products LLC, as Buyer (incorporated herein by reference to Exhibit 10.19 to Reynolds Consumer Products Inc.’s Form S-1 (File No. 333-234731) filed with the SEC on November 15, 2019)

4.21.
Warehousing and Freight Services Agreement, dated November 1, 2019, between Pactiv LLC and Reynolds Consumer Products LLC (incorporated herein by reference to Exhibit 10.20 to Reynolds Consumer Products Inc.’s Form S-1 (File No. 333-234731) filed with the SEC on November 15, 2019)

4.22.
Transition Services Agreement, dated November 1, 2019, between Pactiv LLC and Reynolds Consumer Products LLC (incorporated herein by reference to Exhibit 10.21 to Reynolds Consumer Products Inc.’s Form S-1 (File No. 333-234731) filed with the SEC on November 15, 2019)

4.23.
Transition Services Agreement between Reynolds Group Holdings Inc. and Reynolds Consumer Products LLC (incorporated herein by reference to Exhibit 10.5 to Reynolds Consumer Products Inc.’s Form 8-K (File No. 001-39205) filed with the SEC on February 4, 2020)

4.24.
Amended and Restated Lease Agreement between Pactiv LLC and Reynolds Consumer Products LLC (incorporated herein by reference to Exhibit 10.23 to Reynolds Consumer Products Inc.’s Form S-1/A (File No. 333-234731) filed with the SEC on January 21, 2020)

4.25.	Tax Matters Agreement (incorporated herein by reference to Exhibit 10.3 to Reynolds Consumer Products Inc.’s Form 8-K (File No. 001-39205) filed with the SEC on February 4, 2020)
8.1.	List of Subsidiaries, filed herein
12.1.	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herein
12.2.	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herein
13.1.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herein
13.2.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herein
101.INS	XBRL Instance Document, filed herein
101.SCH	XBRL Taxonomy Extension Schema Document, filed herein
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document, filed herein
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document, filed herein
101.LAB	XBRL Taxonomy Extension Label Linkbase Document, filed herein
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document, filed herein

Reynolds Group Holdings Limited

Consolidated financial statements for the year ended
December 31, 2019

Reynolds Group Holdings Limited

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Reynolds Group Holdings Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Reynolds Group Holdings Limited and its subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of IFRS 16.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
Chicago, Illinois USA
March 10, 2020

We have served as the Company's auditor since 2009.

Reynolds Group Holdings Limited
Consolidated statements of comprehensive income

		For the year ended December 31,
(In $ million)	Note	2019	2018(1)	2017(1)
Revenue		9,716	10,059	9,945
Cost of sales	*	(7,735)	(8,086)	(7,740)
Gross profit		1,981	1,973	2,205
Selling, marketing and distribution expenses	*	(250)	(249)	(262)
General and administration expenses	*	(778)	(650)	(692)
Net other income (expenses)	6	(130)	(277)	(75)
Profit from operating activities		823	797	1,176
Financial income	9	145	41	49
Financial expenses	9	(651)	(865)	(739)
Net financial income (expenses)		(506)	(824)	(690)
Profit (loss) from continuing operations before income tax		317	(27)	486
Income tax (expense) benefit	10	(134)	(2)	(65)
Profit (loss) from continuing operations		183	(29)	421
Profit (loss) from discontinued operations, net of income tax	7	(77)	24	18
Profit (loss) for the year		106	(5)	439
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		14	(63)	78
Reclassification from foreign currency translation reserve		74	23	25
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans	17	162	22	154
Total other comprehensive income (loss), net of income tax		250	(18)	257
Total comprehensive income (loss)		356	(23)	696

Profit (loss) for the year attributable to:
Equity holder of the Group - continuing operations		184	(31)	419
Equity holder of the Group - discontinued operations		(77)	24	18
Non-controlling interests		(1)	2	2
		106	(5)	439

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		390	(14)	617
Equity holder of the Group - discontinued operations		(33)	(11)	77
Non-controlling interests		(1)	2	2
		356	(23)	696

(1)	The information presented has been revised to reflect the presentation of certain businesses as discontinued operations. Refer to notes 2.6 and 7 for additional information.

*	For information on expenses by nature, refer to notes 8, 12, 13, 14 and 17.

The consolidated statements of comprehensive income should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of financial position

		As of December 31,
(In $ million)	Note	2019	2018
Assets
Cash and cash equivalents		1,291	783
Trade and other receivables, net	11	993	1,121
Inventories	12	1,312	1,411
Current tax assets	10	9	14
Assets held for sale	7	11	5
Derivatives	20	6	12
Other assets		93	82
Total current assets		3,715	3,428
Related party and other non-current receivables	11	415	348
Investments in associates and joint ventures		24	24
Deferred tax assets	10	27	28
Property, plant and equipment	13	3,277	3,021
Intangible assets	14	8,561	9,222
Derivatives	20	151	29
Other assets		87	78
Total non-current assets		12,542	12,750
Total assets		16,257	16,178
Liabilities
Trade and other payables	15	975	1,163
Borrowings	16	3,587	455
Lease liabilities	3	81	—
Current tax liabilities	10	30	27
Derivatives	20	5	18
Employee benefits	17	187	178
Provisions	18	42	43
Total current liabilities		4,907	1,884
Non-current payables	15	36	45
Borrowings	16	7,053	10,580
Lease liabilities	3	295	—
Deferred tax liabilities	10	1,025	922
Employee benefits	17	895	1,041
Provisions	18	69	80
Total non-current liabilities		9,373	12,668
Total liabilities		14,280	14,552
Net assets		1,977	1,626
Equity
Share capital	19	1,664	1,664
Reserves		(1,237)	(1,734)
Retained profits		1,547	1,687
Equity attributable to equity holder of the Group		1,974	1,617
Non-controlling interests		3	9
Total equity		1,977	1,626

The consolidated statements of financial position should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of changes in equity

(In $ million)	Note	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the year (January 1, 2017)		1,664	(505)	(1,483)	1,272	948	9	957
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	437	437	2	439
Remeasurement of defined benefit plans, net of income tax	17	—	—	154	—	154	—	154
Foreign currency translation reserve		—	78	—	—	78	—	78
Reclassification of foreign currency translation reserve upon disposal of businesses		—	25	—	—	25	—	25
Total comprehensive income (loss) for the year		—	103	154	437	694	2	696
Change upon sale of businesses		—	—	3	(3)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2017		1,664	(402)	(1,326)	1,706	1,642	10	1,652
Balance at the beginning of the year (January 1, 2018)		1,664	(402)	(1,326)	1,706	1,642	10	1,652
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	(7)	(7)	2	(5)
Remeasurement of defined benefit plans, net of income tax	17	—	—	22	—	22	—	22
Foreign currency translation reserve		—	(63)	—	—	(63)	—	(63)
Reclassification of foreign currency translation reserve upon disposal of businesses		—	23	—	—	23	—	23
Total comprehensive income (loss) for the year		—	(40)	22	(7)	(25)	2	(23)
Change upon sale of businesses		—	—	12	(12)	—	—	—
Dividends paid to non-controlling interests		—	—	—	—	—	(3)	(3)
Balance as of December 31, 2018		1,664	(442)	(1,292)	1,687	1,617	9	1,626
Balance at the beginning of the year (January 1, 2019)		1,664	(442)	(1,292)	1,687	1,617	9	1,626
Total comprehensive income (loss) for the year:
Profit (loss) after income tax		—	—	—	107	107	(1)	106
Remeasurement of defined benefit plans, net of income tax	17	—	—	162	—	162	—	162
Foreign currency translation reserve		—	14	—	—	14	—	14
Reclassification of foreign currency translation reserve upon disposal of businesses		—	74	—	—	74	—	74
Total comprehensive income (loss) for the year		—	88	162	107	357	(1)	356
Change upon sale of businesses		—	—	247	(247)	—	(4)	(4)
Dividends paid to non-controlling interests		—	—	—	—	—	(1)	(1)
Balance as of December 31, 2019		1,664	(354)	(883)	1,547	1,974	3	1,977

(1)
Balances included the cumulative reduction in equity of $1,561 million from common control transactions, adjusted for subsequent disposals of businesses acquired under common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans. Following the sale of substantially all of the previous Closures segment, $241 million of the $1,561 million was transferred into retained profits during the year ended December 31, 2019.

The consolidated statements of changes in equity should be read in conjunction with the notes to the consolidated financial statements.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

	For the year ended December 31,
(In $ million)	2019	2018	2017
Cash flows from operating activities
Profit (loss)	106	(5)	439
Adjustments for:
Depreciation and amortization	736	655	674
Asset impairment charges	134	240	45
Change in fair value of derivatives	(13)	22	—
(Gain) loss on sale or disposal of businesses and other assets	113	(6)	13
Share of profit of associates and joint ventures, net of income tax	(3)	(3)	(2)
Net financial (income) expenses	510	819	701
Premium on extinguishment of borrowings	—	(3)	(11)
Interest paid on borrowings	(619)	(619)	(644)
Interest paid on lease liabilities	(29)	—	—
Income tax expense (benefit)	140	40	81
Income taxes paid, net of refunds received	(98)	(143)	(196)
Change in trade and other receivables	48	(3)	(110)
Change in inventories	19	(83)	(151)
Change in trade and other payables	(153)	48	12
Change in provisions and employee benefits	82	(3)	1
Change in other assets and liabilities	(16)	(6)	(12)
Net cash from (used in) operating activities	957	950	840
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(624)	(585)	(410)
Proceeds from sale of property, plant and equipment and other assets	23	21	5
Disposal of businesses, net of cash disposed	597	118	44
Proceeds from related party loan repayment	5	—	—
Other	12	6	2
Net cash from (used in) investing activities	13	(440)	(359)
Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	452
Repayment of borrowings	(381)	(352)	(1,221)
Repayment of lease liabilities	(80)	—	—
Payment of debt transaction costs	—	—	(10)
Other	(1)	(5)	(6)
Net cash from (used in) financing activities	(462)	(357)	(785)
Net increase (decrease) in cash and cash equivalents	508	153	(304)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the year	783	617	932
Cash and cash equivalents classified as assets held for sale at the beginning of the year	—	20	3
Effect of exchange rate fluctuations on cash and cash equivalents	—	(7)	6
Cash and cash equivalents as of December 31	1,291	783	637
Cash and cash equivalents are comprised of:
Cash and cash equivalents	1,291	783	617
Cash and cash equivalents classified as assets held for sale	—	—	20
Cash and cash equivalents as of December 31	1,291	783	637

Significant non-cash financing and investing activities

During the year ended December 31, 2019, right-of-use assets and lease liabilities were recognized upon adoption of the new lease accounting policy described in note 3.7. In addition, $119 million of additional right-of-use assets and lease liabilities were recorded during the year ended December 31, 2019.

During the year ended December 31, 2019, related party interest income of $15 million (2018: $17 million; 2017: $17 million) was capitalized as part of the non-current related party receivable balance. Refer to note 21 for additional information.

Reynolds Group Holdings Limited
Consolidated statements of cash flows

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

1.Reporting entity

Reynolds Group Holdings Limited (the "Company") is a company domiciled in New Zealand and registered under the Companies Act 1993.

The consolidated financial statements of Reynolds Group Holdings Limited as of and for the year ended December 31, 2019 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the "Group."

The Group is principally engaged in the manufacture and supply of consumer products, food packaging and foodservice products and beverage containers, primarily in North America.

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

The consolidated financial statements were approved by the Board of Directors (the “Directors”) on March 9, 2020 in Chicago, Illinois (March 10, 2020 in Auckland, New Zealand).

2.2    Going concern

The consolidated financial statements have been prepared using the going concern assumption. As of December 31, 2019, the Group’s consolidated statement of financial position presents current liabilities in excess of current assets due to $3,137 million of borrowings which mature in October 2020 being classified as a current liability. As detailed in note 26, following the initial public offering ("IPO") of Reynolds Consumer Products Inc. ("RCPI"), these borrowings were repaid in February 2020, resulting in current assets exceeding current liabilities.

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

Information disclosed in the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the current year is for the twelve month period ended December 31, 2019. Information for the comparative years is for the twelve month periods ended December 31, 2018 and December 31, 2017.

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

Refer to note 4 for information about the areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

2.6    Comparative information

On December 20, 2019, the Group completed the sale of its North American and Japanese closures businesses. These operations represent substantially all of the Group's former Closures segment. The results of the North American and Japanese closures businesses have been presented as discontinued operations for all periods presented. Refer to note 7.

The Group has retained and continues to operate the remaining closures businesses in Europe, the Middle East and Egypt (collectively, “EMEA”) and South America. In note 5, the results and financial position for all periods of the remaining closures businesses have been presented within the Other/Unallocated category.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

3.    Significant accounting policies

Except as detailed in note 3.7 and 3.15, the accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements by all Group entities.

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
For the year ended December 31, 2019

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

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized as a component of equity and included in the foreign currency translation reserve. When a foreign operation is disposed, such exchange differences are recognized in the statement of comprehensive income as part of the gain or loss on the disposal.

(d)    Significant exchange rates

The following significant exchange rates applied during the year:

	Average rate for the year ended December 31,			As of December 31,
	2019	2018	2017	2019	2018
1 €	1.12	1.18	1.13	1.12	1.14
10 MXN	0.52	0.52	0.53	0.53	0.51
1 NZ$	0.66	0.69	0.71	0.67	0.67
1 CA$	0.75	0.77	0.77	0.77	0.73

3.3    Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash and cash equivalents, trade and other receivables, trade and other payables, lease liabilities and interest bearing borrowings.

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

(c)    Other liabilities

Other liabilities are comprised of all non-derivative financial liabilities that are not disclosed as liabilities at fair value through profit or loss. Other liabilities are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

after the reporting date. The Group's other liabilities are comprised of trade and other payables, lease liabilities and interest bearing borrowings, including those with related parties. Refer to note 3.7 for the measurement of lease liabilities. The Group's other liabilities are measured as follows:

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
For the year ended December 31, 2019

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

3.7    Leases

(a)    Leases for the year ended December 31, 2019

In January 2016, the IASB issued IFRS 16 “Leases.” The new standard supersedes IAS 17 "Leases" and related interpretations, and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model whereby a lessee is required to record a right-of-use asset and a lease liability for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and the subsequent depreciation of the right-of-use asset over the lease term. In addition, IFRS 16 replaces a portion of the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. In the statement of cash flows, IFRS 16 requires a portion of the lease payments to be presented as a financing outflow. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently.

In accordance with the transition provisions in IFRS 16, the Group has elected to adopt the new rules using the modified retrospective method, in which case the cumulative effect of applying the standard is to be recognized at the date of initial application and the comparative periods are not being restated. Accordingly, the cumulative effect was recognized as of January 1, 2019. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”), and lease contracts for which the underlying asset is of low value (“low-value assets”).

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of real estate and non-real estate. Prior to the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and a reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in the statement of comprehensive income on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under prepayments and trade and other payables, respectively.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases in which it is the lessee, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases. The requirements of IFRS 16 were applied to these leases from January 1, 2019.

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount of the lease liabilities, adjusted for any related prepaid and accrued lease payments and onerous lease liabilities previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the following available practical expedients:

▪	applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

▪	relied on its assessment of whether leases were onerous immediately before the date of initial application;

▪	applied the short-term leases exemption to leases with a lease term that ends within 12 months of the date of initial application;

▪	excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

▪	used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Based on the above, as of January 1, 2019:

▪
Right-of-use assets of $371 million were recognized and presented as a component of property, plant and equipment in the statement of financial position. This includes the leased assets recognized previously under finance leases.

▪	Lease liabilities of $390 million were recognized and presented separately in the statement of financial position. This includes the net lease liabilities recognized previously under finance leases.

▪	Previous lease-related balances of $19 million, primarily consisting of provisions and trade and other payables, were reclassified as adjustments to the carrying value of the right-of-use assets.

▪
Deferred tax assets and deferred tax liabilities both increased by $93 million due to the deferred tax impact of the changes in assets and liabilities, with no net impact on reported amounts in the statement of financial position.

▪	The net effect of these adjustments did not have an impact to retained profits.

The lease liabilities as of January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

(In $ million)
Operating lease commitments as of December 31, 2018	383
Payments in optional extension periods not recognized as of December 31, 2018	76
Undiscounted operating lease commitments as of January 1, 2019	459

Weighted average incremental borrowing rate as of January 1, 2019	7.65%

Discounted operating lease commitments as of January 1, 2019	373
Net adjustment for leases previously classified as finance leases and commitments related to short-term leases and leases of low-value assets	17
Lease liabilities as of January 1, 2019	390

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

(i)    Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of their estimated useful lives and the lease term. Right-of-use assets are tested for impairment.

(ii)    Lease liabilities

Lease liabilities are recognized at the commencement date of the lease, measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

(iii)    Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases. It also applies the lease of low-value assets recognition exemption to its leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term. The Group recognized in continuing operations rent expense of $28 million from short-term leases and $12 million from variable lease payments during the year ended December 31, 2019.

(b)    Leases for the years ended December 31, 2018 and 2017

Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.

Upon initial recognition the finance leased asset was measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The corresponding liability to the lessor was included in borrowings as a finance lease obligation. Subsequent to initial recognition the liability was accounted for at amortized cost using the effective interest method and the asset was accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under finance leases were apportioned between the finance charges and the reduction of the outstanding liability. The finance charges which were recognized in the statement of comprehensive income as a component of profit or loss were allocated to each period during the lease term so as to reflect a constant rate of interest on the remaining balance of the liability. Contingent lease payments were accounted for in the periods in which the payments had been incurred.

Payments made under operating leases were recognized in the statement of comprehensive income as a component of profit or loss on a straight-line basis over the terms of the lease, except when another systematic basis was more representative of the time pattern in which economic benefits from the leased assets were consumed. Contingent lease payments arising under operating leases were recognized as an expense in the period in which the payments were incurred. All payments under operating leases had been recognized on a straight-line basis over the term of the lease in the statement of comprehensive income. During the years ended December 31, 2018 and 2017, $128 million and $122 million of operating lease expense was recognized in the statement of comprehensive income as a component of profit or loss, respectively.

In the event that lease incentives were received to enter into an operating lease, such incentives were deferred and recognized as a liability. The aggregated benefits of the lease incentives were amortized as a reduction to the lease expenses on a straight-line basis, except when another systematic basis was more representative of the time pattern in which economic benefits from the leased assets were consumed.

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
For the year ended December 31, 2019

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
For the year ended December 31, 2019

royalty method indicates a possible impairment, the trade name is tested at the branded CGU level. Fair value at the branded CGU level would be determined based on estimated future cash flows that are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

Indefinite life intangible assets other than goodwill and the Reynolds® and Hefty® trademarks discussed above consist primarily of the Graham Packaging trademark and permits associated with various production plants. The fair values less costs to dispose for other indefinite life intangible assets are evaluated at the applicable CGU level.

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
For the year ended December 31, 2019

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

3.13    Self-insured employee obligations

(a)    Self-insured employee workers' compensation

The Group is self-insured with respect to its workers' compensation obligations in the United States. As a component of its self-insured status the Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2019, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in provisions.

(b)    Self-insured employee health insurance

The Group is self-insured for certain employee health insurance. The Group also maintains insurance coverage through third parties for large claims at levels that are customary and consistent with industry standards for companies of similar size. As of December 31, 2019, there are a number of outstanding claims that are routine in nature. The estimated incurred but unpaid liabilities (based on the Group's historical claims) relating to these claims are included in employee benefits.

3.14    Equity

(a)    Share capital

Ordinary shares are classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

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

3.15    Revenue

(a)     Revenue recognition for the years ended December 31, 2019 and 2018

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers,” which provides companies with a single model for recognizing revenue from contracts with customers based on the principle that an entity should recognize revenue to depict the transfer of promised products or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those products or services. The Group elected to adopt the new standard using the modified retrospective method, recognizing the cumulative effect of applying the standard at the date of initial application, which was January 1, 2018. The adoption resulted in changes in accounting policies and immaterial adjustments to the amounts recognized in the financial statements, including the cumulative impact to retained earnings at January 1, 2018 as well as the results for the year ended December 31, 2018.

The Group manufactures and sells a range of consumer products and foodservice products and beverage containers. The Group enters into a variety of arrangements with customers, including pricing arrangements and master supply arrangements and sells to some customers solely based on purchase orders. The Group has concluded that for the vast majority of its revenue, its contracts with customers are either a purchase order or the combination of a purchase order with a master supply arrangement.

Revenue is recognized over time or at a point in time depending on the Group’s evaluation of when the customer obtains control of the products or services. Revenue from customer products which have no alternative use, for which an enforceable right to payment exists, is recognized over time prior to the delivery of these products due to the continuous transfer of control to the customer, which is supported by contractual termination clauses, and requires that the customer pay the Group for costs incurred plus a reasonable profit. All other revenue is recognized at a point in time, which is typically on delivery of the products. All revenue is recognized net of any related rebates, discounts and tax.

The recognition of revenue is dependent on the terms of the individual arrangements of a sale, including variable consideration. In arriving at net revenue, the Group estimates the amount of deductions from revenue that are likely to be taken by customers based on incentive programs such as volume rebates and early payment discounts. In addition, the Group participates in end-customer pricing programs that provide price discounts in the form of redeemable coupons. The Group’s estimates of variable consideration are based on an assessment of anticipated performance, market trends and competitiveness of promotional programs being offered. Historical experience is used to estimate the expected value of these discounts. Estimates are reviewed quarterly for possible revisions.
For arrangements that include multiple performance obligations, the Group allocates revenue to each performance obligation based on estimates of the price that would be charged to the customer for each promised product or service if it were sold on a stand-alone basis. The durations for these arrangements are less than one year. The Group has elected to apply the practical expedients not to disclose additional information about its remaining performance obligations.

The Group does not have any material contracts where the period between the transfer of the promised products to the customer and payment by the customer exceeds one year.

The Group does not incur any significant costs to obtain a contract.

(b)     Revenue recognition for the year ended December 31, 2017

Revenue consisted primarily of the sale of goods and was measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts, volume rebates and other customer incentives. Revenue was recognized when the significant risks and rewards of ownership had been substantially transferred to the buyer, recovery of the consideration was probable, the associated costs and possible return of goods could be estimated reliably, and there was no continuing management involvement with the goods.

Transfers of risks and rewards of ownership varied depending on the individual terms of the contract of sale and occurred either upon shipment of the goods or upon receipt of the goods and/or their installation at a customer location.

3.16    Financial income and expenses

Financial income is comprised of interest income, foreign currency exchange gains and gains on derivative financial instruments in respect of financing activities that are recognized in the statement of comprehensive income as a component of profit or loss. Interest income is recognized as it accrues using the effective interest method.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Financial expenses are comprised of interest expense, amortization of capitalized transaction costs and embedded derivatives, foreign currency exchange losses, losses on early extinguishment of debt, borrowing costs not qualifying for capitalization and losses on derivative financial instruments with respect to financing activities that are recognized in the statement of comprehensive income as a component of profit or loss.

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

3.18    Sales tax, value added tax and goods and services tax

All amounts (including cash flows) are shown exclusive of sales tax, value added tax and goods and services tax to the extent the taxes are reclaimable, except for receivables and payables that are stated inclusive of these taxes.

3.19    New and revised accounting standards and interpretations

(a)Interpretations and amendments to existing standards effective in 2019

In February 2018, the IASB issued an amendment to IAS 19, “Employee Benefits.” This amendment requires an entity to: (i) use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and (ii) recognize in profit or loss as part of past service costs, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment is applied prospectively to plan amendments, settlements or curtailments that occur after the beginning of the first annual reporting period beginning on or after January 1, 2019. The adoption of this amendment did not have an impact on the Group's consolidated financial statements.

In June 2017, the IASB issued IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments.” IFRIC 23 is to be applied while performing the determination of taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates. The interpretation is effective for annual periods beginning on or after January 1, 2019. The adoption of this interpretation did not have a material impact on the Group's consolidated financial statements.

Except as detailed in note 3.7 and 3.19, there have been no other interpretations or amendments to existing standards effective in 2019 that had an impact on the Group's financial statements.

(b)Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

As of December 31, 2019, there are no standards or amendments to existing standards that are not yet effective which are expected to have a material impact on the Group's consolidated financial statements.

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
For the year ended December 31, 2019

4.1    Impairment of assets

(a)    Goodwill and indefinite life intangible assets

Determining whether goodwill is impaired requires estimation of the recoverable values of a segment, which is the lowest level within the Group at which goodwill is monitored for internal management purposes. Determining whether indefinite life intangible assets are impaired requires estimation of the recoverable values of a CGU or group of CGUs to which these assets have been allocated. Recoverable values have been based on the higher of fair value less costs to dispose and value in use (as appropriate for the asset being reviewed). Significant judgment is involved with estimating the fair value of a CGU. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Details regarding the carrying amount of goodwill and indefinite life intangible assets, the assumptions used in impairment testing and impairment charges recorded at the former Closures segment and Graham Packaging are provided in note 14.

(b)    Other assets

Other assets, including property, plant and equipment and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. A significant disposal of operations or a change in the Group's intended use of certain assets, such as a decision to rationalize manufacturing locations, may trigger a future impairment.

4.2    Lease liabilities

Lease liabilities are recognized at the commencement date of the lease, measured at the present value of lease payments to be made over the lease term. The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend/cancel the lease if there is evidence of an economic compulsion for renewal/cancellation and the option is reasonably certain to be exercised. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

4.3    Income taxes

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

4.4    Realization of deferred tax assets

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

4.6    Promotional and trade allowances

In arriving at net sales, the Group estimates the amount of deductions from sales that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts for consumer programs. In addition, in certain of its businesses, the Group participates in customer pricing programs that provide price discounts to the ultimate end-users of its products in the form of redeemable coupons. Estimates for each of these programs are based on historical and current market trends which are affected by the business seasonality and competitiveness of promotional programs being offered. Estimates are reviewed quarterly for possible revisions.

5.    Segment reporting

The Group’s reportable business segments are as follows:

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store brand consumer products such as aluminum foil, wraps, trash bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer and supplier of foodservice products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

•
Evergreen — Evergreen is a vertically integrated manufacturer of cartons for fresh beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated systems, which include cartons, spouts and filling machines for fresh beverages. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

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

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Other/Unallocated includes operations which do not meet the quantitative threshold for reportable segments. It also includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment, as well as eliminations of transactions between segments.

As discussed in notes 2.6 and 7, the North American and Japanese closures businesses of the former Closures segment have been presented as discontinued operations. Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Business segment reporting

	For the year ended December 31, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other /Unallocated	RGHL Total
Total external revenue	2,881	3,275	1,924	1,483	153	9,716
Total inter-segment revenue	151	442	—	123	(716)	—
Total segment revenue	3,032	3,717	1,924	1,606	(563)	9,716
Gross profit	867	639	259	204	12	1,981
Operating expenses and net other income (expenses)	(315)	(316)	(214)	(80)	(233)	(1,158)
Earnings before interest and tax ("EBIT") from continuing operations	552	323	45	124	(221)	823
Financial income						145
Financial expenses						(651)
Profit (loss) from continuing operations before income tax						317
Income tax (expense) benefit						(134)
Profit (loss) from continuing operations						183

Earnings before interest and tax (“EBIT”) from continuing operations	552	323	45	124	(221)	823
Depreciation and amortization from continuing operations	99	247	270	71	11	698
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	651	570	315	195	(210)	1,521

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

	For the year ended December 31, 2019
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other /Unallocated	RGHL Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	651	570	315	195	(210)	1,521
Included in EBITDA:
Asset impairment charges, net of reversals	—	2	33	—	66	101
(Gain) loss on sale or disposal of businesses and non-current assets	—	20	—	—	10	30
Non-cash pension expense, net of settlement gain	—	—	—	—	58	58
Operational process engineering-related consultancy costs	2	26	—	1	—	29
Related party management fee	—	—	—	—	27	27
Restructuring costs, net of reversals	—	1	17	—	3	21
Strategic review costs	33	—	—	—	7	40
Unrealized (gain) loss on derivatives	(9)	(4)	—	—	—	(13)
Other	—	4	5	5	(3)	11
Adjusted EBITDA from continuing operations	677	619	370	201	(42)	1,825

Segment assets as of December 31, 2019 (excluding intercompany balances)	4,424	4,891	3,888	1,246	1,808	16,257
Included in segment assets are:
Additions to property, plant and equipment, excluding right-of-use assets	102	200	172	90	38	602
Additions to intangible assets	11	37	6	1	3	58
Segment liabilities as of December 31, 2019 (excluding intercompany balances)	807	1,144	805	434	11,090	14,280

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

	For the year ended December 31, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other /Unallocated	Total
Total external revenue	2,980	3,267	2,087	1,504	221	10,059
Total inter-segment revenue	164	511	—	99	(774)	—
Total segment revenue	3,144	3,778	2,087	1,603	(553)	10,059
Gross profit	849	606	265	233	20	1,973
Operating expenses and net other income (expenses)	(289)	(293)	(404)	(65)	(125)	(1,176)
Earnings before interest and tax ("EBIT") from continuing operations	560	313	(139)	168	(105)	797
Financial income						41
Financial expenses						(865)
Profit (loss) from continuing operations before income tax						(27)
Income tax (expense) benefit						(2)
Profit (loss) from continuing operations						(29)

Earnings before interest and tax (“EBIT”) from continuing operations	560	313	(139)	168	(105)	797
Depreciation and amortization from continuing operations	83	204	253	63	12	615
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	643	517	114	231	(93)	1,412

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

	For the year ended December 31, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other /Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	643	517	114	231	(93)	1,412
Included in EBITDA:
Asset impairment charges, net of reversals	—	7	229	—	4	240
(Gain) loss on sale or disposal of businesses and non-current assets	—	23	—	—	(31)	(8)
Non-cash pension expense	—	—	—	—	56	56
Operational process engineering-related consultancy costs	—	14	—	—	—	14
Related party management fee	—	—	—	—	27	27
Restructuring costs, net of reversals	—	2	7	—	5	14
Unrealized (gain) loss on derivatives	14	6	—	2	—	22
Other	(5)	—	(1)	(3)	3	(6)
Adjusted EBITDA from continuing operations	652	569	349	230	(29)	1,771

Segment assets as of December 31, 2018 (excluding intercompany balances)(1)	4,108	4,702	3,958	1,129	2,281	16,178
Included in segment assets are:
Additions to property, plant and equipment	82	243	130	65	45	565
Additions to intangible assets	1	16	2	—	3	22
Segment liabilities as of December 31, 2018 (excluding intercompany balances)(1)	593	880	705	371	12,003	14,552

(1) Other/Unallocated includes the former Closures segment.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

	For the year ended December 31, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other /Unallocated	Total
Total external revenue	2,807	3,237	2,147	1,448	306	9,945
Total inter-segment revenue	152	492	—	114	(758)	—
Total segment revenue	2,959	3,729	2,147	1,562	(452)	9,945
Gross profit	853	721	323	276	32	2,205
Operating expenses and net other income (expenses)	(283)	(319)	(188)	(79)	(160)	(1,029)
Earnings before interest and tax ("EBIT") from continuing operations	570	402	135	197	(128)	1,176
Financial income						49
Financial expenses						(739)
Profit (loss) from continuing operations before income tax						486
Income tax (expense) benefit						(65)
Profit (loss) from continuing operations						421

Earnings before interest and tax (“EBIT”) from continuing operations	570	402	135	197	(128)	1,176
Depreciation and amortization from continuing operations	86	205	257	59	21	628
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	656	607	392	256	(107)	1,804

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

	For the year ended December 31, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Other /Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	656	607	392	256	(107)	1,804
Included in EBITDA:
Asset impairment charges, net of reversals	—	36	7	—	1	44
Non-cash pension expense	—	—	—	—	58	58
Operational process engineering-related consultancy costs	3	12	—	—	—	15
Related party management fee	—	—	—	—	29	29
Restructuring costs, net of reversals	5	8	4	2	2	21
Unrealized (gain) loss on derivatives	(4)	2	—	1	—	(1)
Other	—	12	(6)	(1)	6	11
Adjusted EBITDA from continuing operations	660	677	397	258	(11)	1,981

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Information about geographic area

The Group's revenue from continuing operations and information about its segment assets (total non-current assets excluding financial instruments, non-current receivables and deferred tax assets) by geographic origin are detailed below. In presenting information on a geographic basis, revenue and assets have been reported based on the location of the business operations.

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
Total revenue
For the year ended December 31, 2019
Reynolds Consumer Products	2,982	48	2	—	—	—	3,032
Pactiv Foodservice	3,359	351	7	—	—	—	3,717
Graham Packaging	1,664	95	1	116	48	—	1,924
Evergreen	1,408	34	164	—	—	—	1,606
Other/Unallocated	(713)	(3)	6	80	59	8	(563)
Total	8,700	525	180	196	107	8	9,716
For the year ended December 31, 2018
Reynolds Consumer Products	3,081	61	2	—	—	—	3,144
Pactiv Foodservice	3,396	354	27	1	—	—	3,778
Graham Packaging	1,787	105	5	136	54	—	2,087
Evergreen	1,401	35	167	—	—	—	1,603
Other/Unallocated	(754)	(20)	16	113	82	10	(553)
Total	8,911	535	217	250	136	10	10,059
For the year ended December 31, 2017
Reynolds Consumer Products	2,865	92	2	—	—	—	2,959
Pactiv Foodservice	3,299	345	28	57	—	—	3,729
Graham Packaging	1,790	116	29	155	57	—	2,147
Evergreen	1,371	36	155	—	—	—	1,562
Other/Unallocated	(720)	(37)	93	107	95	10	(452)
Total	8,605	552	307	319	152	10	9,945

Non-current assets
As of December 31, 2019	11,503	187	74	134	41	10	11,949
As of December 31, 2018	11,664	266	176	159	57	23	12,345
There was no revenue from external customers in New Zealand, where the Company is domiciled, for any years presented. There were no non-current assets in New Zealand as of December 31, 2019 and 2018.

Information about major customers

The Group had revenue from transactions with a single external customer amounting to 10% or more of the Group's revenue. The revenue attributable to this customer for the year ended December 31, 2019 was $1,305 million (2018: $1,268 million, 2017: $1,163 million) and is reported in the Reynolds Consumer Products segment.

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

	For the year ended December 31,
(In $ million)	2019	2018	2017
Reynolds Consumer Products
Waste and storage products	1,203	1,227	1,157
Cooking products	1,078	1,160	1,071
Tableware	751	757	731
Pactiv Foodservice
Foodservice products	3,717	3,778	3,729
Graham Packaging
Food and beverage containers	1,356	1,443	1,487
All other containers	568	644	660
Evergreen
Cartons for fresh beverage products	812	799	774
Liquid packaging board	446	438	453
Paper products	348	366	335
Other/Unallocated
Caps and closures	153	221	306
Inter-segment eliminations	(716)	(774)	(758)
Total revenue	9,716	10,059	9,945

6.    Net other income (expenses)

	For the year ended December 31,
(In $ million)	2019	2018	2017
Asset impairment charges, net of reversals	(101)	(240)	(44)
Gain (loss) on sale or disposal of businesses and non-current assets	(30)	8	(10)
Related party management fee (refer to note 21)	(27)	(27)	(29)
Unrealized gain (loss) on derivatives (refer to note 20)	13	(22)	1
Other	15	4	7
Net other income (expenses)	(130)	(277)	(75)

Asset impairment charges in the current year period include $67 million related to the remaining closures businesses as a result of dis-synergies associated with the sale of the North American and Japanese closures businesses. This impairment charge is primarily attributable to goodwill and certain property, plant and equipment. Refer to note 14 for further details.

Additionally, asset impairment charges in the current year period also include charges related to certain plant rationalizations at Graham Packaging.

Asset impairment charges for the year ended December 31, 2018 include a $206 million goodwill impairment charge recorded at Graham Packaging. Refer to note 14 for further details.

7.    Discontinued operations and assets and liabilities held for sale

On December 20, 2019, the Group completed the sale of its North American and Japanese closures businesses. These operations represent substantially all of the Group's former Closures segment. The Group received preliminary net proceeds of $611 million. These proceeds are subject to further adjustment associated with differences between estimated and final amounts as of completion, in respect of balances such as cash, indebtedness and working capital, each as defined in the sale agreement. The results of the North American and Japanese closures businesses have been presented as discontinued operations for all periods presented.

The Group has retained and continues to operate the remaining closures businesses, including operations in EMEA and South America.

Based on the preliminary sales proceeds, the related book values of the net assets disposed of and the effect of the reclassification of the foreign currency translation reserve, the pre-tax loss on the sale of the North American and Japanese closures businesses was $85 million for the year ended December 31, 2019, as follows:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

(In $ million)	For the year ended December 31, 2019
Cash proceeds received	611
Disposal costs	(8)
Net proceeds received	603

Details of net assets disposed of:
Cash and cash equivalents, net of bank overdrafts	9
Trade and other receivables, net	84
Inventories	76
Current tax assets	5
Property, plant and equipment	206
Intangible assets	422
Other assets	5
Trade and other payables	(92)
Lease liabilities	(25)
Deferred tax liabilities	(36)
Employee benefits	(17)
Provisions	(3)
Other liabilities	(2)
Net assets disposed of	632

Loss on sale before reclassification of foreign currency translation reserve	(29)
Reclassification of foreign currency translation reserve	(56)
Loss on disposal	(85)

The following table presents summarized information in relation to the results and cash flows of the discontinued operations.

	For the year ended December 31,
(In $ million)	2019	2018	2017
Results of discontinued operations
Revenue	547	601	579
Expenses	(533)	(539)	(545)
Profit (loss) before income tax	14	62	34
Income tax benefit (expense)	(6)	(38)	(16)
Profit (loss) from discontinued operations prior to gain on disposal	8	24	18
Gain (loss) on disposal	(85)	—	—
Tax benefit (expense) on disposal	—	—	—
Gain (loss) on disposal, net of tax	(85)	—	—
Profit (loss) from discontinued operations	(77)	24	18

Cash flows from (used in) discontinued operations
Net cash from (used in) operating activities	67	97	98
Net cash from (used in) investing activities	(42)	(34)	(28)
Net cash from (used in) financing activities	(6)	(1)	(1)
Net cash from (used in) discontinued operations	19	62	69

The loss from discontinued operations for the year ended December 31, 2019 includes a goodwill impairment charge of $33 million arising from the write-down of the disposal group to its estimated recoverable amount. Refer to note 14 for further details.

Assets held for sale as of December 31, 2019 and December 31, 2018 included $11 million and $5 million, respectively, related to other segments.

8.    Personnel expenses

Personnel expenses recognized in continuing operations in the statements of comprehensive income were $2,068 million for the year ended December 31, 2019 (2018: $1,950 million; 2017: $1,949 million). Personnel expenses include salaries, wages, employee-related taxes, short-term

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

employee benefits, pension benefits (including plans assumed), post-employment medical benefits, other long-term employee benefits and non-cash pension expense related to the exit from a multi-employer pension plan. For additional details related to the post-employment benefit plans, refer to note 17.

Personnel expenses recognized in discontinued operations in the statement of comprehensive income were $107 million for the year ended December 31, 2019 (2018: $107 million; 2017: $109 million).

9.    Financial income and expenses

	For the year ended December 31,
(In $ million)	2019	2018	2017
Interest income	14	5	3
Interest income on related party loans (refer to note 21)	15	17	17
Net gain in fair value of derivatives(a)	116	—	29
Net foreign currency exchange gain	—	19	—
Financial income	145	41	49
Interest expense:
Securitization Facility	(17)	(16)	(13)
Credit Agreement	(174)	(166)	(146)
Reynolds Notes:
5.750% Senior Secured Notes due 2020	(180)	(180)	(186)
6.875% Senior Secured Notes due 2021	(21)	(26)	(44)
Floating Rate Senior Secured Notes due 2021	(35)	(35)	(35)
5.125% Senior Secured Notes due 2023	(82)	(82)	(82)
8.250% Senior Notes due 2021	—	—	(4)
7.000% Senior Notes due 2024	(56)	(56)	(56)
Pactiv Notes:
8.125% Debentures due 2017	—	—	(11)
6.400% Notes due 2018	—	—	(1)
7.950% Debentures due 2025	(22)	(22)	(22)
8.375% Debentures due 2027	(17)	(17)	(17)
Lease liabilities	(27)	—	—
Amortization of:
Transaction costs	(17)	(16)	(17)
Fair value adjustment of acquired notes	—	(1)	1
Embedded derivatives	7	6	7
Net loss in fair value of derivatives(a)	—	(245)	—
Net foreign currency exchange loss	(5)	—	(36)
Loss on extinguishment of debt(b)(c)	—	(3)	(67)
Other	(5)	(6)	(10)
Financial expenses	(651)	(865)	(739)
Net financial income (expenses)	(506)	(824)	(690)

(a)	Refer to note 20.6 for information regarding changes in the valuation model used to value the embedded derivatives.

(b)	The 2018 loss on extinguishment of debt included $3 million of redemption premiums related to the repayment of the 6.875% Senior Secured Notes due 2021.

(c)
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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

10.    Income tax

	For the year ended December 31,
(In $ million)	2019	2018	2017
Current tax (expense) benefit
Current year	(43)	(101)	(190)
Adjustments for prior years	—	(1)	1
	(43)	(102)	(189)
Deferred tax (expense) benefit
Origination and reversal of temporary differences	(95)	93	128
Adjustments for prior years	4	7	(4)
	(91)	100	124
Income tax (expense) benefit	(134)	(2)	(65)

In addition to the above amounts, the Group has recognized tax expense of $51 million directly in other comprehensive income for the year ended December 31, 2019 (2018: $10 million tax expense; 2017: $25 million tax expense).

10.1    Reconciliation of income tax expense

	For the year ended December 31,
(In $ million)	2019	2018	2017
Profit (loss) from continuing operations before income tax	317	(27)	486
Income tax using the New Zealand tax rate of 28%	(89)	7	(136)
Effect of tax rates in foreign jurisdictions	(10)	(11)	(55)
Non-deductible expenses and permanent differences	(10)	(20)	(29)
Tax exempt income and income at a reduced tax rate	3	4	7
Goodwill impairment	(3)	(28)	—
Currency translation (gain) loss	(2)	(1)	25
Foreign tax credit	57	—	—
Domestic manufacturing deduction	—	—	12
Withholding tax	(6)	(4)	(5)
Withholding tax related to prior periods	—	(5)	—
Deemed mandatory repatriation	—	—	(5)
Tax rate modifications	(1)	16	339
Write-off of previously recognized deferred tax assets	(44)	—	(227)
Change in unrecognized tax losses and temporary differences	(34)	9	3
Tax on unremitted earnings	1	(2)	9
Tax uncertainties	(2)	27	(4)
Over (under) provided in prior periods	4	6	(3)
Tax credits	4	2	2
Other	(2)	(2)	2
Total income tax (expense) benefit	(134)	(2)	(65)

During the year ended December 31, 2019, the Group amended prior years federal income tax returns to claim a foreign tax credit in lieu of a foreign tax deduction. A current tax benefit of $57 million has been recognized for the resulting refund claim. The related receivable has been recorded in other non-current receivables.

During the year ended December 31, 2019, the Group recognized tax expense of $44 million for the write-down of deferred tax assets relating to interest expense and tax loss carry-forwards in certain jurisdictions. The write-down reflects the Group's updated assessment of recoverability of these deferred tax assets against future taxable income.

Additionally, the Group recognized tax expense of $34 million for changes in unrecognized tax losses and temporary differences which relates primarily to deferred interest expense.

10.2    Changes in U.S. federal tax legislation and provisionally determined amounts

In December 2017, the Tax Cuts and Jobs Act (the "Act") went into effect. For the year ended December 31, 2017, the Group recorded the following adjustments on a provisional basis, reflecting the estimated impact of the Act.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

The reduction in the U.S. federal tax rate from 35% to 21% triggered a remeasurement of deferred taxes that resulted in a tax benefit of $339 million recognized in the statement of comprehensive income and a tax benefit of $42 million recognized directly in equity.

Tax expense of $227 million was recorded to write-off previously recognized deferred tax assets, which reflects the Group’s current interpretations as to the new restrictions on the recoverability of carried forward interest deductions, how future adjusted taxable income will be computed, and the overall estimated impact of the Act on projections of taxable income.

The Group recognized tax expense of $5 million for the estimated liability arising from the deemed mandatory repatriation of earnings associated with the introduction of a participation exemption tax system.

During the year ended December 31, 2018, the Group finalized these provisionally determined amounts. There were no significant changes to any previously determined provisional amounts.

10.3    Current tax assets and liabilities

Current tax assets of $9 million as of December 31, 2019 (2018: $14 million) represent the amount of income taxes recoverable with respect to current and prior years and arise from the payment of tax in excess of the amounts due to the relevant tax authorities. Current tax liabilities of $30 million as of December 31, 2019 (2018: $27 million) represent the amount of income taxes payable with respect to current and prior years.

10.4    Movement in recognized deferred tax assets and liabilities

(In $ million)	Derivatives	Property, plant and equipment	Intangible assets	Employee benefits	Tax loss carry-forwards	Interest	Other items	Net deferred tax assets (liabilities)
Balance as of January 1, 2018	(73)	(360)	(1,102)	258	85	112	98	(982)
Recognized in profit or loss	73	(15)	48	20	(18)	9	(27)	90
Recognized in equity	—	—	—	(10)	—	—	3	(7)
Other	—	(1)	2	1	(2)	—	5	5
Balance as of December 31, 2018	—	(376)	(1,052)	269	65	121	79	(894)
Recognized in profit or loss	(33)	(26)	17	(6)	(24)	(32)	8	(96)
Recognized in equity	—	—	—	(51)	—	—	—	(51)
Disposals	—	20	28	(3)	(2)	—	—	43
Other	—	1	(2)	(1)	(1)	—	3	—
Balance as of December 31, 2019	(33)	(381)	(1,009)	208	38	89	90	(998)

	As of December 31,
(In $ million)	2019	2018
Included in the statement of financial position as:
Deferred tax assets - non-current	27	28
Deferred tax liabilities - non-current	(1,025)	(922)
Total recognized net deferred tax liabilities	(998)	(894)

10.5    Unrecognized deferred tax liabilities

To the extent that dividends are expected to be remitted from overseas subsidiaries, joint ventures and associates, and would result in additional income taxes payable, appropriate amounts have been provided for in the statements of financial position. No deferred tax liabilities have been provided for unremitted earnings of the Group's overseas subsidiaries when these amounts are considered permanently reinvested in the businesses of these subsidiaries. As of December 31, 2019, the unrecognized deferred tax liabilities associated with unremitted earnings totaled approximately $99 million.

10.6    Unrecognized deferred taxes

	As of December 31,
(In $ million)	2019	2018
Deductible (taxable) temporary differences	419	284
Tax losses	286	294
Total unrecognized deferred tax assets	705	578

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

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

11.    Trade and other receivables, net

	As of December 31,
(In $ million)	2019	2018
Trade receivables	943	1,046
Provision for impairment	(5)	(6)
Total trade receivables, net of provision for impairment	938	1,040
Related party receivables (refer to note 21)	8	13
Other receivables	47	68
Total current trade and other receivables, net	993	1,121
Related party receivables (refer to note 21)	339	328
Income tax receivable	60	—
Other receivables	16	20
Total non-current receivables	415	348

11.1    Aging of trade receivables, net of provision for impairment

	As of December 31,
(In $ million)	2019	2018
Current	866	962
Past due 1 to 30 days	51	59
Past due 31 to 60 days	10	9
Past due 61 to 90 days	3	4
Past due more than 90 days	8	6
Balance at the end of the year	938	1,040

12.    Inventories

	As of December 31,
(In $ million)	2019	2018
Raw materials and consumables(a)	340	392
Work in progress(a)	178	200
Finished goods(a)	699	724
Engineering and maintenance materials	126	123
Provision against inventories	(31)	(28)
Total inventories	1,312	1,411

(a)	Amounts as of December 31, 2018 have been revised to correct immaterial classification errors.

During the year ended December 31, 2019, the raw materials elements of inventories recognized in continuing operations in the statements of comprehensive income as a component of cost of sales totaled approximately $4.0 billion (2018: $4.4 billion; 2017: $4.3 billion).

During the year ended December 31, 2019, the raw materials elements of inventories recognized in discontinued operations in the statements of comprehensive income totaled approximately $0.3 billion (2018: $0.3 billion; 2017: $0.3 billion).

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

13.    Property, plant and equipment

(In $ million)	Land	Buildings and improvements	Plant and equipment	Capital work in progress	Leased assets	Total
As of December 31, 2019
Cost	146	898	5,157	451	430	7,082
Accumulated depreciation	—	(472)	(3,154)	—	(82)	(3,708)
Accumulated impairment losses	(7)	(5)	(75)	(1)	(9)	(97)
Carrying amount as of December 31, 2019	139	421	1,928	450	339	3,277
As of December 31, 2018
Cost	163	932	5,190	416	29	6,730
Accumulated depreciation	—	(474)	(3,158)	—	(14)	(3,646)
Accumulated impairment losses	—	(2)	(61)	—	—	(63)
Carrying amount as of December 31, 2018	163	456	1,971	416	15	3,021
Carrying amount as of January 1, 2019	163	456	1,971	416	15	3,021
Recognition of right-of-use assets on adoption of IFRS 16	—	—	—	—	357	357
Additions	—	—	—	602	119	721
Capitalization of borrowing costs	—	—	—	6	—	6
Disposals	—	(4)	(7)	(1)	(27)	(39)
Depreciation for the year	—	(47)	(371)	—	(91)	(509)
Impairment losses, net of reversals	(8)	(5)	(49)	(3)	(8)	(73)
Transfers to assets held for sale	(16)	(28)	(108)	(32)	(24)	(208)
Other transfers	—	48	493	(538)	(2)	1
Effect of movements in exchange rates	—	1	(1)	—	—	—
Carrying amount as of December 31, 2019	139	421	1,928	450	339	3,277
Carrying amount as of January 1, 2018	170	472	1,965	300	16	2,923
Additions	—	—	—	564	1	565
Capitalization of borrowing costs	—	—	—	7	—	7
Disposals	—	—	(3)	—	—	(3)
Depreciation for the year	—	(50)	(370)	—	(2)	(422)
Impairment losses, net of reversals	—	(3)	(28)	—	—	(31)
Other transfers	(6)	39	417	(454)	—	(4)
Effect of movements in exchange rates	(1)	(2)	(10)	(1)	—	(14)
Carrying amount as of December 31, 2018	163	456	1,971	416	15	3,021

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2019	2018	2017
Cost of sales	466	387	382
Selling, marketing and distribution expenses	—	—	—
General and administration expenses	16	10	7
Discontinued operations	27	25	30
Total depreciation expense	509	422	419

During the year ended December 31, 2019, the Group incurred $73 million of impairment losses, net of reversals (2018: $31 million; 2017: $10 million). The recognition and reversal of impairment charges is included in net other income (expenses) in the statements of comprehensive income as a component of profit or loss.

The carrying amounts of the Group’s right-of-use assets and amount of depreciation expense recorded during the period are set out below:

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

	Right-of-use assets
(In $ million)	Real estate	Non-real estate	Total
Carrying amount as of December 31, 2019	280	59	339
Depreciation expense in continuing operations for the year ended December 31, 2019	73	18	91

Refer to note 20 for details of lease liabilities.

Refer to note 16 for details of security granted over certain property, plant and equipment and other assets.

14.    Intangible assets

(In $ million)	Goodwill	Trademarks	Customer relationships	Technology & software	Other	Total
As of December 31, 2019
Cost	5,097	1,732	3,101	888	102	10,920
Accumulated amortization	—	(66)	(1,391)	(634)	(28)	(2,119)
Accumulated impairment losses	(232)	—	(3)	—	(5)	(240)
Carrying amount as of December 31, 2019	4,865	1,666	1,707	254	69	8,561
As of December 31, 2018
Cost	5,456	1,764	3,299	891	103	11,513
Accumulated amortization	—	(87)	(1,344)	(622)	(27)	(2,080)
Accumulated impairment losses	(206)	—	—	—	(5)	(211)
Carrying amount as of December 31, 2018	5,250	1,677	1,955	269	71	9,222
Carrying amount as of January 1, 2019	5,250	1,677	1,955	269	71	9,222
Additions	—	—	—	55	3	58
Amortization for the year	—	(4)	(161)	(60)	(3)	(228)
Impairment losses	(59)	—	(3)	—	—	(62)
Transfers to assets held for sale	(324)	(7)	(85)	(9)	(1)	(426)
Other transfers	—	—	—	(1)	(1)	(2)
Effect of movements in exchange rates	(2)	—	1	—	—	(1)
Carrying amount as of December 31, 2019	4,865	1,666	1,707	254	69	8,561
Carrying amount as of January 1, 2018	5,465	1,680	2,132	310	72	9,659
Additions	—	—	—	20	2	22
Disposals	(3)	—	(3)	—	—	(6)
Amortization for the year	—	(3)	(166)	(61)	(3)	(233)
Impairment losses	(206)	—	—	—	—	(206)
Effect of movements in exchange rates	(6)	—	(8)	—	—	(14)
Carrying amount as of December 31, 2018	5,250	1,677	1,955	269	71	9,222

During the year ended December 31, 2019, goodwill disposals were related to certain businesses of the former Closures segment. During the year ended December 31, 2018, goodwill disposals were related to certain Graham Packaging businesses.

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2019	2018	2017
Cost of sales	41	42	42
General and administration expenses	175	176	196
Discontinued operations	12	15	17
Total amortization expense	228	233	255

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
For the year ended December 31, 2019

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

The aggregate carrying amounts of goodwill and indefinite life intangible assets allocated to each segment for purposes of impairment testing are as follows:

	As of December 31,
	2019			2018
(In $ million)	Goodwill	Trademarks	Other	Goodwill	Trademarks	Other
Reynolds Consumer Products	1,913	850	—	1,913	850	—
Pactiv Foodservice	1,686	526	59	1,696	526	59
Graham Packaging	1,200	251	—	1,200	251	—
Evergreen	66	34	—	67	34	—
Other/Unallocated(1)	—	—	—	374	—	—
Total	4,865	1,661	59	5,250	1,661	59

(1) Other/Unallocated includes the goodwill associated with the former Closures segment.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to dispose.

For goodwill and certain indefinite lived trademarks the estimated fair value has been determined at the segment level using the 2019 Adjusted EBITDA or forecasted 2020 Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing the forecasted Adjusted EBITDA include management's assessment of future trends in the segment's industry and are based on both external and internal sources. The forecasted 2020 Adjusted EBITDA has been prepared using certain key assumptions including selling prices, sales volumes and costs of raw materials. Earnings multiples reflect recent sale and purchase transactions and comparable company EBITDA trading multiples in the same industry. The earnings multiples applied for December 31, 2019 ranged between 7.5x and 10x. Costs to dispose were estimated to be 1% to 2% of the fair value of each segment depending on the magnitude of the fair value.

Historically, the Group has evaluated the recoverability of the goodwill associated with the former Closures segment at the segment level. This represented the lowest level at which goodwill was monitored for recoverability and also reflected the synergies associated with the global operations of the former Closures segment. In connection with the sale of the closures operations in North America and Japan, the Group has separately evaluated the recoverability of this disposal group with reference to the sales price, less costs to sell. This evaluation resulted in the recognition of an impairment charge of $33 million, which has been recognized as a reduction to the carrying value of goodwill within discontinued operations.

The closure operations in North America and Japan represent substantially all of the former Closures segment. Accordingly, the separation of these operations from the remaining closures businesses is expected to result in various commercial dis-synergies. This separation and the impairment arising on the operations sold triggered a review of the recoverability of the remaining closures operations during the year ended December 31, 2019. Estimated recoverable amounts were determined using a fair value less costs of disposal methodology. Fair value was determined based on a capitalization of earnings methodology, using Adjusted EBITDA expected to be generated multiplied by an earnings multiple. The key assumptions in developing Adjusted EBITDA include management’s assessment of future trends in the industry and are based on both external and internal sources. The forecasted 2019 Adjusted EBITDA for the remaining closures operations was prepared using certain key assumptions including selling prices, sales volumes and costs of raw materials. Earnings multiples reflect recent sale and purchase transactions and comparable company trading multiples in the same industry. These estimates represent a Level 3 hierarchy, which includes inputs that are not based on observable market data. This process resulted in the recognition of a further $67 million of impairment in net other income (expenses) in the statement of comprehensive income, including $26 million allocated to goodwill and $37 million attributable to property, plant and equipment. For certain remaining closures operations, there is no difference between the carrying value and the recoverable amount. Accordingly, a reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment.

In performing the annual impairment test for goodwill as of December 31, 2018 and in conjunction with the Group's 2019 budgeting process, the Group determined that a goodwill impairment charge of $206 million arose in respect of Graham Packaging. The recognition of this expense was triggered by the lower than expected performance of Graham Packaging during the year ended December 31, 2018, particularly during the three months ended December 31, 2018, and lower near term earnings expectations. The estimated recoverable amount was determined using a fair value less costs of disposal methodology. This estimate of fair value represents a Level 3 hierarchy, which includes inputs that are not based on observable market data. The impairment charge was recognized in net other income (expenses) in the statement of comprehensive income. As a result of the impairment, the carrying value of Graham Packaging was the same as its recoverable amount ($2.9 billion) as of December 31, 2018. A reasonably possible unexpected deterioration in financial performance or adverse change in the earnings multiple may result in a further impairment. There was no additional impairment of goodwill recognized as a result of the 2019 annual impairment test.

For all of the Group's segments, there can be no assurances that sustained declines in macroeconomic or business conditions affecting both the industries in which the Group operates and its businesses will not occur, and were they to occur, that future declines will not result in additional impairments in future periods.

The estimated fair value less cost to dispose of the Reynolds® and Hefty® trademarks is first evaluated at the trademark level using the relief from royalty method. The royalty rates were based on observed royalty rates in the market, arm's-length royalty agreements, profit split analysis and previous transactions. The royalty rates applied ranged between 1% and 7%. The growth rates used to estimate future revenues were based on past performance, external market growth assumptions and the Group's experience of growth rates achievable in the Group's key markets. The revenue growth rates applied ranged up to 2%. The discount rate of 7.6% was based on market factors, and costs to dispose were estimated to be 2.0% of the fair value of each asset.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

15.    Trade and other payables

	As of December 31,
(In $ million)	2019	2018
Trade payables	547	701
Accrued interest	115	125
Related party payables (refer to note 21)	31	33
Other payables and accrued expenses	282	304
Total current trade and other payables	975	1,163
Non-current payables	36	45

16.    Borrowings

As of December 31, 2019, the Group was in compliance with all of its covenants.

The Group's borrowings are detailed below:

	As of December 31,
(In $ million)	2019	2018
Securitization Facility	420	420
Credit Agreement	3,487	3,528
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,137	3,137
6.875% Senior Secured Notes due 2021	—	345
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other	15	20
Total principal amount of borrowings	10,685	11,076
Transaction costs	(41)	(59)
Embedded derivatives	16	23
Original issue discounts, net of premiums	(5)	(5)
Less:
Finance leases classified as lease liabilities	(15)	—
Carrying value	10,640	11,035

Current borrowings	3,587	455
Non-current borrowings	7,053	10,580
Total borrowings	10,640	11,035

Refer to note 26 for detail of repayments of borrowings subsequent to December 31, 2019.

16.1        Securitization Facility

On March 22, 2017, the Group entered into a new $600 million securitization facility (the “Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The Securitization Facility matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. The Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The Securitization Facility has an interest rate equal to one-month LIBOR with a 0% floor, plus a margin of 1.75% per annum. As of December 31, 2019, $420 million was drawn under the Securitization Facility.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

16.2        Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated August 5, 2016 as amended (the "Credit Agreement"). The Credit Agreement comprises the following term and revolving tranches:

	Currency	Maturity date	Facility value (in million)	Value drawn or utilized as of December 31, 2019 (in million)	Applicable interest rate as of December 31, 2019
Term Tranches
U.S. Term Loans	$	February 5, 2023		3,215	LIBOR (floor of 0.000%) + 2.750%
European Term Loans	€	February 5, 2023		242	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	55	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

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

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the principal amount of term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2019 or are due in 2020 for the year ended December 31, 2019.

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

16.3        Reynolds Notes

The Group's borrowings as of December 31, 2019 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (New Zealand) Limited (together, the "Reynolds Notes Issuers") are summarized below:

	Maturity date	Interest payment dates
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023(2)	July 15, 2023	January 15 and July 15
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15

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

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

On November 15, 2019, the Group repaid the remaining $345 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 100.000% plus accrued and unpaid interest.

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

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings I ("BP I") (a wholly owned subsidiary of the Company) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, the Company, BP I and certain subsidiaries of BP I have pledged substantially all of their assets as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

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

16.4    Pactiv Notes

As of December 31, 2019, the Group had outstanding the following debentures (together, the “Pactiv Notes”) issued by Pactiv LLC:

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

16.5     Other borrowings

As of December 31, 2019, in addition to the Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of December 31, 2019, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. These facilities rank pari passu with the obligations under the Credit Agreement and under the Reynolds Senior Secured Notes.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Other borrowings, as of December 31, 2018, also included finance lease obligations of $19 million. As of December 31, 2019, these lease arrangements are now included in lease liabilities.

16.6    Reconciliation of liabilities arising from financing activities

(In $ million)	Principal borrowings	Transaction costs	Lease liabilities	Total
Carrying amount as of December 31, 2018	11,076	(41)	—	11,035
Lease liabilities recognized on adoption of new accounting standard	—	—	373	373
Transfer on adoption of new accounting standard	(19)	—	19	—
Correction	—	—	(2)	(2)
Carrying amount as of January 1, 2019	11,057	(41)	390	11,406
Cash flows	(382)	—	(80)	(462)
Net additions/disposals	—	—	92	92
Transfers to assets held for sale	—	—	(26)	(26)
Effects of movements in exchange rates	(6)	—	—	(6)
Other	1	11	—	12
Carrying amount as of December 31, 2019	10,670	(30)	376	11,016
Carrying amount as of January 1, 2018	11,440	(51)	—	11,389
Cash flows	(352)	—	—	(352)
Effects of movements in exchange rates	(12)	—	—	(12)
Other	—	10	—	10
Carrying amount as of December 31, 2018	11,076	(41)	—	11,035

Total cash outflows related to leases were $157 million for the year ended December 31, 2019.

17.    Employee benefits

17.1    Summary of employee benefits liabilities

	As of December 31,
(In $ million)	2019	2018
Salaries and wages accrued	133	122
Provision for annual leave	31	33
Provision for other employee benefits	56	52
Provision for exit from multi-employer pension plans	65	64
Defined benefit obligations:
Pension benefits	695	854
Post-employment medical benefits	102	94
Total employee benefits liabilities	1,082	1,219
Current	187	178
Non-current	895	1,041
Total employee benefits liabilities	1,082	1,219

17.2    Pension benefits

The Group makes contributions to defined benefit pension plans which define the level of pension benefit an employee will receive on retirement. The Group operates defined benefit pension plans in countries including Canada, France, Korea, Taiwan, Mexico and the United States. The majority of the Group’s net pension plan liabilities are in the United States and subject to governmental regulations relating to the funding of retirement plans. The Group generally funds its retirement plans equal to the annual minimum funding requirements specified by government regulations covering each plan. Deterioration in the value of plan assets, including equity and debt securities, resulting from a general financial downturn or otherwise, or a change in the interest rate used to discount the projected benefit obligations, could cause an increase in the underfunded status of the Group’s defined benefit pension plans, thereby increasing the Group’s obligation to make contributions to the plans, which in turn would reduce the cash available for the Group’s business. The Group has generally provided aggregated disclosures in respect of these plans on the basis that these plans are not exposed to materially different risks.

The Group’s largest pension plan is the Reynolds Group Pension Plan (formerly the Pactiv Retirement Plan), of which Pactiv became the sponsor at the time of the Pactiv spin-off from Tenneco Inc. in 1999. The plan was assumed as part of the Pactiv acquisition in 2010. This plan primarily covers certain of Pactiv Foodservice's employees as well as employees (or their beneficiaries) of certain companies previously owned by Tenneco Inc. but not currently owned by the Group. As a result, while persons who are not current Pactiv Foodservice employees do not accrue benefits under the plan, the total number of individuals/beneficiaries covered by this plan is much larger than if only Pactiv Foodservice personnel were

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

participants. The Reynolds Group Pension Plan comprises 99% (2018: 97%) of the Group’s present value of pension plan obligations. For this reason, the impact of this pension plan on the Group’s net income and cash from operations is greater than the impact typically found at similarly sized companies. Changes in the following factors can have a disproportionate effect on the Group’s results of operations and statement of financial position compared with similarly sized companies: (i) interest rate used to discount projected benefit obligations and to calculate the net interest on the net defined benefit liability (asset), (ii) governmental regulations relating to funding of retirement plans in the United States, (iii) financial market performance and (iv) revisions to mortality tables as a result of changes in life expectancy. Therefore, certain information applicable to the Reynolds Group Pension Plan has been separately disclosed. As of December 31, 2019, the Reynolds Group Pension Plan was underfunded by $654 million.

Future contributions to the Group’s pension plans, including the Reynolds Group Pension Plan, could reduce the cash otherwise available to operate the Group’s business and could have an adverse effect on the Group’s results of operations. The Group expects to make a $121 million contribution to the Reynolds Group Pension Plan in 2020. Expected contributions during the year ending December 31, 2020 for all other defined benefit plans are estimated to be up to $5 million. Future contributions will be dependent on future plan asset returns and interest rates and are highly sensitive to changes.

The various defined benefit plans are governed in accordance with the relevant local legislation. Typically each plan has a separate governance committee which is responsible for managing the plan. In certain jurisdictions membership of the governance committee includes plan representatives. The Group has sole responsibility for the administration of the Reynolds Group Pension Plan.

Movement in defined benefit pension obligations

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability (asset)
(In $ million)	2019	2018	2019	2018	2019	2018
Balance as of January 1	4,363	4,830	(3,509)	(3,990)	854	840
Included in profit or loss:
Current service cost	8	9	—	—	8	9
Interest cost (income)	173	168	(138)	(139)	35	29
Administrative expenses	—	—	44	33	44	33
Settlement (gain)	(14)	—	—	—	(14)	—
Total expense (income) recognized in profit or loss	167	177	(94)	(106)	73	71
Remeasurement (gains) losses:
Actuarial (gains) losses arising from:
Demographic assumptions	(50)	(1)	—	—	(50)	(1)
Financial assumptions	521	(302)	—	—	521	(302)
Return on plan assets, excluding interest income	—	—	(695)	283	(695)	283
Total remeasurement (gains) losses	471	(303)	(695)	283	(224)	(20)
Other movements:
Contributions by the Group	—	—	(6)	(25)	(6)	(25)
Benefits paid by the plans	(494)	(299)	494	299	—	—
Business disposals / Plans assumed	16	(42)	(19)	29	(3)	(13)
Effect of movements in exchange rates	2	—	(1)	1	1	1
Total other movements	(476)	(341)	468	304	(8)	(37)
Balance as of December 31	4,525	4,363	(3,830)	(3,509)	695	854

Comprised of:
Reynolds Group Pension Plan	4,470	4,234	(3,816)	(3,439)	654	795
Other plans	55	129	(14)	(70)	41	59
Balance as of December 31	4,525	4,363	(3,830)	(3,509)	695	854

Comprised of:
Funded plans					655	814
Unfunded plans					40	40
Total net pension benefits liability					695	854

The Group's pension plans had a weighted average duration of 10 years (2018: 10 years).

For the year ended December 31, 2017, the Group recognized remeasurement gains of $174 million directly in other comprehensive income. The gains were comprised of $10 million of gains from changes in demographic assumptions, $265 million of losses from changes in financial assumptions and $429 million from gains on plan assets, excluding interest.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Expense recognized in the statements of comprehensive income

The expense is recognized in the following components in the statements of comprehensive income:

	For the year ended December 31,
(In $ million)	2019	2018	2017
Cost of sales	11	12	13
General and administration expenses	61	58	61
Total plan net expense from continuing operations	72	70	74
Discontinued operations	1	1	1
Total plan net expense	73	71	75

The Group presents pension (income) expense in personnel costs, which are reported in cost of sales and general and administration expenses.

The plan net expense for the year ended December 31, 2017 was comprised of current service cost of $9 million, administrative expense of $35 million and interest expense of $198 million, partially offset by interest income of $160 million and $7 million of settlement gains.

During the year ended December 31, 2019, the plan net expense of the Reynolds Group Pension Plan was $70 million (2018: $62 million; 2017: $72 million).

In October and November 2019, the Group settled retirement benefits with certain vested members of the Reynolds Group Pension Plan through a voluntary lump-sum buyout of their benefits, resulting in the payment of $197 million to those who elected to receive the buyout and a settlement gain of $14 million which is included in the pension plan expense for 2019.

In September 2017, the Group recorded a $5 million pension settlement charge in general and administration expenses in connection with the purchase of a group annuity contract from an insurance company to settle $308 million of the outstanding pension benefit obligations under the Reynolds Group Pension Plan. The insurance company assumed the obligation to pay future pension benefits and provide administrative services for approximately 13,600 retirees and surviving beneficiaries who are currently receiving payments from this plan. The purchase was funded directly by plan assets.

In October and November 2017, certain other defined benefit plans sponsored by Pactiv LLC (which are now included in the Reynolds Group Pension Plan) settled retirement benefits with certain vested members through a voluntary lump-sum buyout of their benefits, resulting in the payment of $60 million to those who elected to receive the buyout and a settlement gain of $12 million which is included in the pension plan expense for 2017.

Plan assets

Plan assets consist of the following:

	As of December 31,
(In $ million)	2019	2018
Equity instruments	2,422	2,149
Debt instruments	866	658
Property	439	429
Other	103	273
Total plan assets	3,830	3,509

Approximately 99% of total plan assets are held by the Reynolds Group Pension Plan. This plan's total assets include the following exposures: (i) $2,417 million of exposure to equity markets, which includes exposure to $2,348 million of U.S. equities held through a combination of listed equities and equity index funds, and exposure to approximately $69 million of non-U.S. equities held through listed equities and unlisted index funds; (ii) $860 million of exposure to debt instruments, which include investments in corporate bonds and high yield bonds both directly and through exchange traded funds; and (iii) $439 million of exposure to property held through unlisted commingled funds. Other plan assets consist principally of cash and cash equivalents.

In addition to the above plan assets, the Group is required to hold assets as collateral against certain unfunded defined benefit obligations assumed as part of the Pactiv acquisition. As of December 31, 2019 and 2018, $24 million and $26 million in cash, respectively, included in other non-current assets in the statements of financial position, was held as collateral against these obligations.

Actuarial assumptions — all plans

	For the year ended December 31,
	2019	2018	2017
Discount rates at December 31	0.8% - 7.4%	0.5% - 9.6%	0.6% - 8.0%
Future salary increases	0.0% - 5.5%	0.0% - 6.2%	0.0% - 7.0%
Future pension increases	0.0%	0.0% - 1.8%	0.0% - 3.7%

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

The discount rate for the Reynolds Group Pension Plan for the years ended December 31, 2019 and 2018 was 3.2% and 4.3%, respectively. The Reynolds Group Pension Plan future salary increases assumption is 3%. The Reynolds Group Pension Plan does not provide for future pension increases, so a future pension increase assumption has no effect on the retirement benefit obligation of that plan. The principal mortality rates assumed are the published mortality rates within the Pri-2012 aggregate table with projection scale MP-2019 for 2019 and the RP-2014 aggregate table and projection scale MP-2018 for 2018.

Sensitivity analysis

The assumed discount rate is an assumption that changes annually, and has an effect on the amounts of the defined benefit obligation. A one-half percentage point change in assumed discount rates would have the following effects:

(In $ million)	Increase in rates	Decrease in rates
Increase (decrease) in the net plan expense	(6)	4
Increase (decrease) in the defined benefit obligation	(221)	242

The mortality tables used for the mortality assumption included projections of improved life expectancy. These tables are only changed infrequently; however, when they change they can have a significant impact on the plan liability. The mortality table change in 2019 decreased the benefit obligation of the Reynolds Group Pension Plan by $50 million. The Group does not expect changes to the mortality tables similar to those adopted in 2019 to occur in the next several years.

17.3    Post-employment medical benefits

The Group operates unfunded post-employment medical benefit plans mainly in the United States. The liability for the post-employment medical benefits has been assessed using the same assumptions as for the pension benefits, together with the assumption of a weighted average healthcare cost trend rate of 7.2% for the year ended December 31, 2019, 8.2% for the year ended December 31, 2018 and 7.2% for the year ended December 31, 2017.

The main actuarial assumption is the published mortality rates within the Pri-2012 aggregate table with projection scale MP-2019 for 2019 and RP-2014 aggregate table with projection scale MP-2018 for 2018.

The Group expects to contribute $6 million to the post-employment medical benefit plans during the annual period ending December 31, 2020.

Movement in the post-employment medical obligations

	For the year ended December 31,
(In $ million)	2019	2018
Liability for post-employment medical obligations as of the beginning of the year	94	106
Included in profit or loss:
Current service cost	1	1
Interest cost	4	4
Past service cost	1	—
Total expense recognized in profit or loss	6	5
Remeasurement (gains) losses:
Actuarial (gains) losses from changes in demographic assumptions	(5)	(4)
Actuarial (gains) losses from changes in financial assumptions	13	(7)
Total remeasurement (gains) losses	8	(11)
Other movements:
Benefits paid by the plans	(6)	(6)
Total other movements	(6)	(6)
Liability for post-employment medical obligations as of the end of the year	102	94

For the year ended December 31, 2017, the Group recognized benefit plan expense of $5 million related to post-employment medical obligations. The benefit plan expense was comprised of $1 million of current service cost and $4 million of interest cost.

For the year ended December 31, 2017, the Group recognized a remeasurement loss of $2 million directly in other comprehensive income. The loss was comprised of an $8 million loss from changes in financial assumptions net of a $6 million gain from changes in demographic assumptions.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Assumed health care cost trend rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one percentage point change in assumed health care cost trend rates would have the following effects:

(In $ million)	Increase in rates	Decrease in rates
Increase (decrease) in the net plan expense	—	—
Increase (decrease) in the post-employment medical obligations	(2)	(2)

Discount rates have a significant effect on the amounts recognized in the statement of comprehensive income. A one-half percentage point change in discount rates would have the following effects:

(In $ million)	Increase in rates	Decrease in rates
Increase (decrease) in the net plan expense	—	—
Increase (decrease) in the post-employment medical obligations	(5)	6

17.4    Defined contribution plans

The Group sponsors various defined contribution plans. During the year ended December 31, 2019, the Group recorded expense of $67 million (2018: $61 million; 2017: $61 million) in relation to contributions to these plans in continuing operations in the statement of comprehensive income.

17.5    Multi-employer plans - withdrawal liabilities

As of December 31, 2019, the Group has recognized a liability of $65 million ($64 million as of December 31, 2018) in respect of its future obligations arising from the withdrawal of multi-employer pension plans. The Group expects to make payments of approximately $4 million annually over the next 16 years in respect of these obligations.

18.    Provisions

(In $ million)	Asset retirement obligations	Restructuring	Workers’ compensation	Other	Total
Balance as of December 31, 2018	45	14	37	27	123
Provisions made	1	17	15	13	46
Provisions used	(4)	(17)	(14)	(6)	(41)
Provisions reversed	—	(2)	—	(1)	(3)
Transfers to liabilities directly associated with assets held for sale	(2)	—	—	(1)	(3)
Other	(1)	(6)	—	(4)	(11)
Balance as of December 31, 2019	39	6	38	28	111
Current	2	6	12	22	42
Non-current	37	—	26	6	69
Total provisions as of December 31, 2019	39	6	38	28	111
Current	5	11	11	16	43
Non-current	40	3	26	11	80
Total provisions as of December 31, 2018	45	14	37	27	123
Other provisions as of December 31, 2019 included $6 million of environmental remediation programs (2018: $6 million).

19.    Equity

19.1    Share capital

The reported share capital balance as of December 31, 2019 is that of the Company.

Further information regarding Reynolds Group Holdings Limited's issued capital is detailed below:

	For the year ended December 31,
Number of shares	2019	2018	2017
Balance at the beginning of the year	71,500,004	71,500,004	71,500,004
Changes in shares	—	—	—
Balance at the end of the year	71,500,004	71,500,004	71,500,004

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

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

20.    Financial risk management

20.1    Overview

This note presents information about the Group's exposure to market risk, credit risk and liquidity risk, and the Group's objectives, policies and procedures for managing these risks.

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

The Group buys and sells derivatives in the ordinary course of business to manage certain market risks. The Group does not enter into derivative contracts for speculative purposes.

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
For the year ended December 31, 2019

The Group has adopted a policy to ensure that at least 50% of its overall exposure to changes in interest rates on borrowings is on a fixed rate basis.

The following table sets out the Group's interest rate risk repricing profile:

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2019
Fixed rate instruments
Borrowings	(6,013)	(3,137)	—	(2,400)	(476)
Total fixed rate instruments	(6,013)	(3,137)	—	(2,400)	(476)
Floating rate instruments
Cash and cash equivalents	1,291	1,291	—	—	—
Related party receivables	339	339	—	—	—
Borrowings	(4,657)	(4,657)	—	—	—
Total floating rate instruments	(3,027)	(3,027)	—	—	—
Total	(9,040)	(6,164)	—	(2,400)	(476)

(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2018
Fixed rate instruments
Borrowings	(6,377)	(2)	(3,488)	(1,604)	(1,283)
Total fixed rate instruments	(6,377)	(2)	(3,488)	(1,604)	(1,283)
Floating rate instruments
Cash and cash equivalents	783	783	—	—	—
Related party receivables	328	328	—	—	—
Borrowings	(4,699)	(4,699)	—	—	—
Total floating rate instruments	(3,588)	(3,588)	—	—	—
Total	(9,965)	(3,590)	(3,488)	(1,604)	(1,283)

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

The underlying rate for the Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of December 31, 2019, the three-month Dollar LIBO Rate was 2.00%. In July 2016, the Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for the Credit Agreement are the one-month LIBOR and EURIBOR, which as of December 31, 2019 were 1.80% and (0.44)%, respectively. Based on the Group's outstanding debt commitments as of December 31, 2019, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $32 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under the Credit Agreement. A 100 basis point decrease in interest rates would result in a $32 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under the Credit Agreement.

The underlying rate for the Securitization Facility is the one-month LIBOR. As of December 31, 2019, the applicable one-month LIBOR was 1.76%. Based on the Group's outstanding debt commitments under the Securitization Facility as of December 31, 2019, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rate would result in a $4 million increase (decrease) in interest expense.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

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

The following table provides the detail of outstanding commodity derivative contracts as of December 31, 2019:

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
High density polyethylene swaps	pound	8,250,000	$0.79 - $0.79	Jan 2020 - Nov 2020
Aluminum swaps	metric tonne	111	$1,953.50 - $1,953.50	Jan 2020 - Jan 2020
Aluminum Midwest Premium swaps	metric tonne	111	$395.36 - $395.36	Jan 2020 - Jan 2020
Natural gas swaps	million BTU	4,334,903	$2.33 - $2.86	Feb 2020 - Dec 2020
Ethylene	pound	2,152,533	$0.29 - $0.29	Jan 2020 - Apr 2020
Polymer-grade propylene swaps	pound	52,015,428	$0.36 - $0.41	Jan 2020 - Jul 2020
Benzene swaps	U.S. liquid gallon	9,065,148	$2.23 - $2.55	Feb 2020 - Sep 2020
Diesel swaps	U.S. liquid gallon	4,865,790	$3.00 - $3.30	Jan 2020 - Dec 2020
Low-density polyethylene swaps	pound	12,000,000	$0.84 - $0.84	Jan 2020 - Dec 2020

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that the Group would pay or receive to terminate the contracts. During the year ended December 31, 2019, the Group recognized an unrealized gain of $13 million (2018: unrealized loss of $22 million; 2017: unrealized gain of $1 million) as a component of net other income (expenses) in the statements of comprehensive income. During the year ended December 31, 2019, the Group recognized a realized loss of $20 million (2018: realized loss of $18 million; 2017: realized gain of $20 million) as a component of cost of sales in the statements of comprehensive income.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of December 31, 2019, would have resulted in a change of less than $1 million in unrealized gains recognized in the statement of comprehensive income assuming all other variables remain constant.

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
For the year ended December 31, 2019

20.4	Liquidity risk

Liquidity risk is the risk that the Group will not meet its contractual obligations as they fall due. The Group's approach to managing liquidity risk is to ensure that it will always have sufficient liquidity to meet its liabilities as and when they fall due.

The Group evaluates its liquidity requirements on an ongoing basis using both a 13-week rolling forecast and a 12-month rolling forecast and ensures that it has sufficient cash on hand to meet expected operating expenses, including the servicing of financial obligations. As of December 31, 2019, the Group had $1,291 million of cash and cash equivalents on hand.

The Group's cash flows from operations and existing cash, together with other available external financing sources, will be adequate to meet the Group's liquidity needs for the next year. It also has credit lines in place to cover potential shortfalls. As of December 31, 2019, the Group had undrawn lines of credit under the revolving facility of the Credit Agreement totaling $247 million and undrawn availability under the Securitization Facility. In addition, the Group has local working capital facilities in various jurisdictions which are available if needed to support the cash management of local operations.

The following table sets out contractual cash flows for all financial liabilities including commodity and foreign currency derivatives:

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2019
Non-derivative financial liabilities
Trade and other payables	(975)	(839)	(839)	—	—	—
Lease liabilities	(376)	(453)	(105)	(168)	(102)	(78)
Borrowings, including interest	(10,640)	(12,127)	(4,043)	(1,513)	(6,031)	(540)
	(11,991)	(13,419)	(4,987)	(1,681)	(6,133)	(618)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	—	1	1	—	—	—
Outflows	(4)	(5)	(5)	—	—	—
	(4)	(4)	(4)	—	—	—
Total	(11,995)	(13,423)	(4,991)	(1,681)	(6,133)	(618)

(In $ million)	Carrying amount	Total	Less than one year	One to three years	Three to five years	Greater than five years
As of December 31, 2018
Non-derivative financial liabilities
Trade and other payables	(1,163)	(1,015)	(1,015)	—	—	—
Borrowings, including interest*	(11,035)	(13,406)	(1,087)	(5,319)	(5,556)	(1,444)
	(12,198)	(14,421)	(2,102)	(5,319)	(5,556)	(1,444)
Derivative financial assets (liabilities)
Commodity and foreign currency derivatives:
Inflows	—	8	8	—	—	—
Outflows	(17)	(25)	(25)	—	—	—
	(17)	(17)	(17)	—	—	—
Total	(12,215)	(14,438)	(2,119)	(5,319)	(5,556)	(1,444)

*	Contractual cash flows presented as of December 31, 2018 have been adjusted to correct for an overstatement of borrowings as previously reported.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

20.5    Classification and fair values

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2019
Assets
Cash and cash equivalents	—	1,291	—	1,291	1,291
Current and non-current receivables	—	1,408	—	1,408	1,408
Derivative financial assets:
Commodity derivatives	1	—	—	1	1
Interest rate swap derivatives	7	—	—	7	7
Embedded derivatives	149	—	—	149	149
Total assets	157	2,699	—	2,856	2,856
Liabilities
Trade and other payables	—	—	(975)	(975)	(975)
Non-current payables	—	—	(36)	(36)	(36)
Derivative financial liabilities:
Commodity derivatives	(5)	—	—	(5)	(5)
Lease liabilities	—	—	(376)	(376)	(376)
Borrowings	—	—	(10,640)	(10,640)	(10,804)
Total liabilities	(5)	—	(12,027)	(12,032)	(12,196)

(In $ million)	Fair value through profit or loss	Cash, loans and receivables	Other liabilities	Total carrying amount	Fair value
As of December 31, 2018
Assets
Cash and cash equivalents	—	783	—	783	783
Current and non-current receivables	—	1,469	—	1,469	1,469
Derivative financial assets:
Commodity derivatives	1	—	—	1	1
Interest rate swap derivatives	28	—	—	28	28
Embedded derivatives	12	—	—	12	12
Total assets	41	2,252	—	2,293	2,293
Liabilities
Trade and other payables	—	—	(1,163)	(1,163)	(1,163)
Non-current payables	—	—	(45)	(45)	(45)
Derivative financial liabilities:
Commodity derivatives	(18)	—	—	(18)	(18)
Borrowings	—	—	(11,035)	(11,035)	(10,933)
Total liabilities	(18)	—	(12,243)	(12,261)	(12,159)

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

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

(In $ million)	Level 1	Level 2	Level 3	Total
As of December 31, 2019
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(4)	—	(4)
Interest rate swap derivatives, net	—	7	—	7
Embedded derivatives	—	—	149	149
Total	—	3	149	152

As of December 31, 2018
Financial assets at fair value through profit or loss:
Derivative financial assets (liabilities):
Commodity derivatives, net	—	(17)	—	(17)
Foreign currency derivatives, net	—	—	—	—
Interest rate swap derivatives, net	—	28	—	28
Embedded derivatives	—	12	—	12
Total	—	23	—	23

Level 3 rollforward

If an asset or liability was transferred to a Level 3 during a reporting period, its entire gain or loss for the period is included in Level 3. Transfers between levels are reported at the beginning of the reporting period in which they occur. The table below presents changes in fair value for all assets and liabilities categorized as Level 3 as of December 31, 2019:

(In $ million)	Embedded derivatives
Balance as of January 1, 2019	—
Net transfers to Level 3	12
Net gains (losses) recognized in net financial income (expenses)	137
Balance as of December 31, 2019	149

During the year ended December 31, 2019, embedded derivatives of $12 million were transferred from Level 2 to Level 3 within the fair value hierarchy. The Group changed the valuation model used to value the embedded derivatives to improve the transparency of inputs used and incorporate additional inputs which were relevant to the valuation of these instruments. The Group has accounted for the impact of this as a change in estimate under IAS 8 as the Group believes the updated model provides a more accurate estimate of fair value.

There were no transfers between any levels during the year ended December 31, 2018. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

21.    Related parties

Parent and ultimate controlling party

The immediate parent of the Company is Packaging Finance Limited ("PFL"), the ultimate parent of the Company is Packaging Holdings Limited and the ultimate shareholder is Mr. Graeme Hart.

Transactions with key management personnel

Key management personnel compensation was comprised of:

	For the year ended December 31,
(In $ million)	2019	2018	2017
Short-term employee benefits	19	13	15
Long-term employee benefits	4	3	3
Total compensation expense to key management personnel	23	16	18

Certain key management personnel are compensated by related party entities outside of the Group and it is not possible to make a reasonable apportionment of their compensation in respect of the Group. Accordingly, the above amounts include no compensation in respect of these individuals.

There were no other transactions with key management personnel during the years ended December 31, 2019, 2018 and 2017.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Related party transactions

The entities and types of transactions with which the Group entered into related party transactions during the years are detailed below. All related parties detailed below have a common ultimate shareholder, except for the joint ventures.

	Transaction value for the year ended December 31,			Balance outstanding as of December 31,
(In $ million)	2019	2018	2017	2019	2018
Balances and transactions with immediate and ultimate parent entities
Included in trade and other payables				—	—
Tax loss transfer	—	—	—
Balances and transactions with joint ventures
Included in trade and other receivables, net				8	12
Sale of goods and services(a)	26	28	22
Balances and transactions with Rank Group Limited
Included in related party and other non-current receivables(b)				339	328
Interest income	15	17	17
Included in trade and other payables				(29)	(32)
Recharges(c)	(2)	(1)	(5)
Management fee(d)	(29)	(28)	(31)
Tax loss transfer	(2)	(3)	(1)
Balances and transactions with Rank Group North America, Inc.
Included in trade and other receivables, net				—	—
Recharges	1	2	1
Included in trade and other payables				—	—
Recharges(c)	(22)	(17)	(16)
Balances and transactions with other related parties
Included in trade and other receivables, net				—	1
Recharges	3	5	5
Included in trade and other payables				(1)	(1)

(a)
All transactions with joint ventures are settled in cash. Sales of goods and services are negotiated on a cost-plus basis allowing a margin ranging from 3% to 6%. All amounts are unsecured, non-interest bearing and repayable on demand.

(b)
The loan receivable from Rank Group Limited accrues interest at a rate based on the average 90-day New Zealand bank bill rate, set quarterly, plus a margin of 3.25%. Interest is only charged or accrued if demanded by the Company. During the year ended December 31, 2019, interest was charged at 4.40% to 5.15% (2018: 5.16% to 5.26%; 2017: 5.16% to 5.25%). The loan is unsecured and repayable on demand.

(c)
Represents certain costs paid by Rank Group Limited or Rank Group North America, Inc. on behalf of the Group that were subsequently recharged to the Group. These charges are for various costs incurred including services provided, financing and other activities. All amounts are unsecured, non-interest bearing and settled on normal trade terms.

(d)
The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advising fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. Of the management fee expense in the table above, $27 million, $27 million and $29 million for the years ended December 31, 2019, 2018 and 2017, respectively, was recognized in continuing operations, with the remainder included in discontinuing operations.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

22.    Controlled entities

			Ownership interest (%)		Voting interest (%)
	Reporting date	Country of incorporation	2019	2018	2019

Alusud Argentina S.R.L.	Dec-31	Argentina	100	100	100
Graham Packaging Argentina S.R.L.	Dec-31	Argentina	100	100	100
Gulf Closures W.L.L.(a)	Dec-31	Bahrain	49	49	49
Graham Packaging Belgium BVBA	Dec-31	Belgium	100	100	100
Graham Packaging Lummen BVBA (b)	Dec-31	Belgium	—	100	—
Closure Systems International (Brazil) Sistemas de Vedacao Ltda.	Dec-31	Brazil	100	100	100
Graham Packaging do Brasil Indústria e Comércio Ltda.	Dec-31	Brazil	100	100	100
CSI Latin American Holdings Corporation	Dec-31	British Virgin Islands	100	100	100
Evergreen Packaging Canada Limited	Dec-31	Canada	100	100	100
Graham Packaging Canada Company	Dec-31	Canada	100	100	100
Pactiv Canada Inc.	Dec-31	Canada	100	100	100
Reynolds Consumer Products Canada Inc.	Dec-31	Canada	100	100	100
Alusud Embalajes Chile Ltda.	Dec-31	Chile	100	100	100
CSI Closure Systems (Hangzhou) Co., Ltd. (c)	Dec-31	China	—	100	—
Evergreen Packaging (Shanghai) Co., Ltd.	Dec-31	China	100	100	100
Graham Packaging (Taizhou) Co., Ltd.	Dec-31	China	100	100	100
Reynolds Metals (Shanghai) Ltd.	Dec-31	China	100	100	100
Techne Machineries Foshan Ltd (b)	Dec-31	China	—	100	—
Zhejiang Zhongbao Pactiv Packaging Co., Ltd. (c)	Dec-31	China	—	62.5	—
Alusud Embalajes Colombia Ltda.	Dec-31	Colombia	100	100	100
Closure Systems International (Colombia Trade) S.A.S.	Dec-31	Colombia	100	100	100
CSI Closure Systems Manufacturing de Centro America, Sociedad de Responsabilidad Limitada (c)	Dec-31	Costa Rica	—	100	—
Closure Systems International (Egypt) LLC	Dec-31	Egypt	100	100	100
Evergreen Packaging de El Salvador, S.A. de C.V.	Dec-31	El Salvador	100	100	100
Graham Packaging Company Oy	Dec-31	Finland	100	100	100
Graham Packaging Europe S.N.C.	Dec-31	France	100	100	100
Graham Packaging France S.A.S.	Dec-31	France	100	100	100
Graham Packaging Normandy S.A.R.L.	Dec-31	France	100	100	100
Graham Packaging Villecomtal S.A.R.L. (b)	Dec-31	France	—	100	—
Closure Systems International Machinery (Germany) GmbH (c)	Dec-31	Germany	—	100	—
Pactiv Deutschland Holdinggesellschaft mbH	Dec-31	Germany	100	100	100
Closure Investment Holdings (Hong Kong) Limited (c)	Dec-31	Hong Kong	—	100	—
GP Asia Limited	Dec-31	Hong Kong	100	100	100
Technegen International Limited	Dec-31	Hong Kong	100	100	100
CSI Hungary Manufacturing and Trading Limited Liability Company	Dec-31	Hungary	100	100	100
PT. Graham Packaging Indonesia	Dec-31	Indonesia	100	100	100
Closure Systems International Japan, Limited (c)	Dec-31	Japan	—	100	—
Evergreen Packaging Korea Limited	Dec-31	Korea	100	100	100
Graham Packaging European Holdings (Luxembourg) S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) I S.à r.l.	Dec-31	Luxembourg	100	100	100
Graham Packaging European Holdings (Luxembourg) II S.à r.l.	Dec-31	Luxembourg	100	100	100
CSI en Ensenada, S. de R.L. de C.V. (c)	Dec-31	Mexico	—	100	—
CSI en Saltillo, S. de R.L. de C.V. (c)	Dec-31	Mexico	—	100	—
CSI Tecniservicio, S. de R.L. de C.V. (c)	Dec-31	Mexico	—	100	—

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Graham Packaging Plastic Products de Mexico, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Grupo Corporativo Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Grupo CSI de México, S. de R.L. de C.V. (c)	Dec-31	Mexico	—	100	—
Innovación y Asesorìa en Plástico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Foodservice Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Pactiv Mexico, S. de R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Graham Packaging, S. de. R.L. de C.V.	Dec-31	Mexico	100	100	100
Servicios Industriales Jaguar, S.A. de C.V.	Dec-31	Mexico	100	100	100
Servicios Integrales de Operacion, S.A. de C.V.	Dec-31	Mexico	100	100	100
Graham Packaging Holdings B.V.	Dec-31	Netherlands	100	100	100
Graham Packaging Zoetermeer B.V.	Dec-31	Netherlands	100	100	100
Beverage Packaging (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Factoring Trust (d)	Dec-31	New Zealand	—	—	—
Beverage Packaging Holdings I Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Holdings III Limited	Dec-31	New Zealand	100	100	100
Beverage Packaging Holdings V Limited	Dec-31	New Zealand	100	100	100
Closure Solutions Holdings Limited (e)	Dec-31	New Zealand	100	—	100
Evergreen Packaging International Limited	Dec-31	New Zealand	100	100	100
Reynolds Group Issuer (New Zealand) Limited	Dec-31	New Zealand	100	100	100
Reynolds Packaging I Limited	Dec-31	New Zealand	100	100	100
Reynolds Packaging International Limited	Dec-31	New Zealand	100	100	100
Alusud Peru S.A.	Dec-31	Peru	100	100	100
Graham Packaging Poland Sp. z o.o.	Dec-31	Poland	100	100	100
CSI Vostok Limited Liability Company (b)	Dec-31	Russia	—	100	—
Pactiv Asia Pte Ltd (c)	Dec-31	Singapore	—	100	—
Closure Systems International España, S.L.U.	Dec-31	Spain	100	100	100
Graham Packaging Iberica S.L.	Dec-31	Spain	100	100	100
Evergreen Packaging (Taiwan) Co., Ltd.	Dec-31	Taiwan	100	100	100
Closure Systems International Plastik Ithalat Ihracat Sanayi Ve Ticaret Limited Sirketi (b)	Dec-31	Turkey	—	100	—
Graham Packaging European Services Limited	Dec-31	United Kingdom	100	100	100
BCP/Graham Holdings LLC	Dec-31	U.S.A.	100	100	100
Blue Ridge Holding LLC	Dec-31	U.S.A.	100	100	100
Blue Ridge Paper Products LLC	Dec-31	U.S.A.	100	100	100
BRPP, LLC	Dec-31	U.S.A.	100	100	100
Closure Systems International Americas, Inc. (c)	Dec-31	U.S.A.	—	100	—
Closure Systems International Holdings LLC (c)	Dec-31	U.S.A.	—	100	—
Closure Systems International Inc. (c)	Dec-31	U.S.A.	—	100	—
Closure Systems International LLC (f) (g) (c)	Dec-31	U.S.A.	—	100	—
Closure Systems International Packaging Machinery Inc. (c)	Dec-31	U.S.A.	—	100	—
Closure Systems Mexico Holdings LLC (c)	Dec-31	U.S.A.	—	100	—
Coast-Packaging Company (California General Partnership) (a)	Dec-31	U.S.A.	50	50	50
CSI Mexico LLC (c)	Dec-31	U.S.A.	—	100	—
CSI Sales & Technical Services Inc. (c)	Dec-31	U.S.A.	—	100	—
Evergreen Packaging LLC	Dec-31	U.S.A.	100	100	100
GEC Packaging Technologies LLC	Dec-31	U.S.A.	100	100	100
GPC Opco GP LLC	Dec-31	U.S.A.	100	100	100
GPC Sub GP LLC	Dec-31	U.S.A.	100	100	100
GPC US LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Europe LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Company Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Company, L.P.	Dec-31	U.S.A.	100	100	100

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Graham Packaging Holdings Company	Dec-31	U.S.A.	100	100	100
Graham Packaging International Plastics Products Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Latin America, LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging Leasing USA LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PET Technologies Inc.	Dec-31	U.S.A.	100	100	100
Graham Packaging Plastic Products LLC	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Company	Dec-31	U.S.A.	100	100	100
Graham Packaging PX Holding Corporation	Dec-31	U.S.A.	100	100	100
Graham Packaging PX, LLC	Dec-31	U.S.A.	100	100	100
Pactiv LLC	Dec-31	U.S.A.	100	100	100
Pactiv Management Company LLC	Dec-31	U.S.A.	100	100	100
Pactiv Packaging Inc.	Dec-31	U.S.A.	100	100	100
PCA West Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Holdings LLC	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products Inc. (h)	Dec-31	U.S.A.	100	100	100
Reynolds Consumer Products LLC	Dec-31	U.S.A.	100	100	100
Reynolds Europe Services LLC (e)	Dec-31	U.S.A.	100	—	100
Reynolds Group Holdings Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Group Issuer LLC	Dec-31	U.S.A.	100	100	100
Reynolds Manufacturing, Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Presto Products Inc.	Dec-31	U.S.A.	100	100	100
Reynolds Services Inc.	Dec-31	U.S.A.	100	100	100
Southern Plastics Inc. (c)	Dec-31	U.S.A.	—	100	—
Trans Western Polymers, Inc.	Dec-31	U.S.A.	100	100	100

(a)	The Group has the control and it has the power to govern the financial and operating policies of the entity.

(b)	Voluntarily liquidated/deregistered/dissolved during the year.

(c)	Sold during the year.

(d)	Included as a group entity on the basis that Beverage Packaging Holdings I Limited is the manager and beneficiary of this entity.

(e)	Incorporated during the year.

(f)	Jurisdiction changed during the year from New Zealand.

(g)	Name changed during the year from Closure Systems International Limited

(h)	Name changed during the year from RenPac Holdings Inc.

23.    Operating leases

As of December 31, 2018, non-cancellable operating lease rentals were payable per the table below. From January 1, 2019, the Group has recognized right-of-use assets for these leases with the exception of short-term and low-value leases. Refer to note 20 for further information.

(In $ million)	As of December 31, 2018
Less than one year	104
Between one and five years	229
More than five years	50
Total	383

During the year ended December 31, 2018, $128 million of operating lease expense was recognized in continuing operations and $18 million was recognized in discontinued operations in the statement of comprehensive income as a component of profit or loss.

24.    Capital commitments

As of December 31, 2019, the Group had entered into contracts to incur capital expenditures of $185 million (2018: $146 million) for the acquisition of property, plant and equipment. These commitments are expected to be settled in the following financial year.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

25.    Contingencies

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

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of December 31, 2019, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of December 31, 2019, the Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

26.    Subsequent events

January 2020 debt repayments

In January 2020, the Group completed the process to offer to certain lenders the net proceeds from the sale of its North American and Japanese closures businesses. As a result of this process, in January 2020, the Group repaid an aggregate of approximately $38 million of borrowings, at face value plus accrued and unpaid interest. These repayments were comprised of: (i) $18 million of borrowings under the Credit Agreement; (ii) $18 million aggregate principal amount of 5.750% Senior Secured Notes due 2020; (iii) $1 million aggregate principal amount of Floating Rate Senior Secured Notes due 2021; and (iv) $1 million aggregate principal amount of 5.125% Senior Secured Notes due 2023.

Distribution of Reynolds Consumer Products

On February 4, 2020, RGHL effected a number of distributions to transfer its interest in the operations that represented the Reynolds Consumer Products segment to its shareholder, PFL. The distributions were effected in a manner that is intended to qualify as tax-free to PFL, RGHL and the Group. These distributions occurred prior to and in preparation for the previously-announced IPO of shares of common stock of RCPI, which completed on February 4, 2020. The distribution of Reynolds Consumer Products will trigger the presentation of this operation in the Group’s consolidated financial statements as a discontinued operation as of February 4, 2020. This change in presentation will be reflected in the Group’s interim unaudited condensed consolidated financial statements for the three month period ending March 31, 2020.

Prior to the distribution of the Reynolds Consumer Products segment, all the legal entities within Reynolds Consumer Products were designated as “Unrestricted Subsidiaries” under the Credit Agreement and the indentures governing the Floating Rate Senior Secured Notes due 2021, the 5.125% Senior Secured Notes due 2023 and the 7.000% Senior Notes due 2024. As a consequence, on February 4, 2020, the relevant legal entities within Reynolds Consumer Products were released as borrowers under the Credit Agreement and released as guarantors of the Credit Agreement and the Reynolds Notes. In connection with such releases, the security granted by such entities was also released. Prior to the distribution, Reynolds Consumer Products also ceased to participate in the Group’s Securitization Facility, and consequently, in January 2020, the size of this facility was reduced from $600 million to $450 million. In anticipation of Reynolds Consumer Products ceasing to participate in this facility, the outstanding borrowings were reduced by $23 million from $420 million to $397 million.

Immediately prior to its distribution and the IPO, Reynolds Consumer Products incurred $2,475 million of term loan borrowings under its new post-IPO credit facilities and $1,168 million of borrowings under an IPO settlement facility. Reynolds Consumer Products repaid the IPO settlement facility with the net proceeds from the IPO on February 4, 2020. The Group has not provided any guarantees or security in relation to Reynolds Consumer Products’ external borrowings. The cash proceeds from these new credit facilities, net of transaction costs and original issue discount, along with cash on-hand, were used to settle various intercompany balances between Reynolds Consumer Products and the Group. The Group contributed the remaining intercompany balance owing by Reynolds Consumer Products as additional paid-in capital without the issuance of shares.

To effect the distribution of RCPI, the Company bought back 35,791,985 of its shares from PFL, in consideration of the Company transferring all of its shares in RCPI to PFL.

Repayment of 5.750% Senior Secured Notes due 2020

On February 4, 2020, the Group repaid in full all of the $3.1 billion aggregate principal amount outstanding of its 5.750% Senior Secured Notes due 2020 at face value plus accrued and unpaid interest. The repayment of these borrowings resulted in a $3 million loss on extinguishment of debt.

Reynolds Group Holdings Limited
Notes to the consolidated financial statements
For the year ended December 31, 2019

Other

There have been no other events subsequent to December 31, 2019 which would require accrual or disclosure in these consolidated financial statements.